Form 20-F
period 2016-12-31
Grupo Supervielle S.A.
filed 2017-05-01
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

Commission file number 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of Registrant as specified in its charter)

SUPERVIELLE GROUP S.A.
(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)

Bartolomé Mitre 434, 5th Floor C1036AAH Buenos Aires Republic of Argentina
(Address of principal executive offices)

Alejandra Naughton Bartolomé Mitre 434, 5th Floor C1036AAH Buenos Aires Republic of Argentina Tel: 54-11-4340-3053 Email: Alejandra.Naughton@supervielle.com.ar
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 5 Class B shares of Grupo Supervielle S.A.	New York Stock Exchange

Class B shares of Grupo Supervielle S.A.	New York Stock Exchange*

*      Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016 was:

Title of class	Number of shares outstanding
Class B ordinary shares, nominal value Ps.1.00 per share	237,039,427

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Not applicable.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

CERTAIN DEFINED TERMS AND CONVENTIONS

In this annual report, we use the terms “we,” “us,” “our” and the “group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Tarjeta” mean Tarjeta Automática S.A. References to “Cordial Microfinanzas” mean Cordial Microfinanzas S.A. References to “SAM” mean Supervielle Asset Management Sociedad Gerente de FCI S.A. References to “Adval” mean Adval S.A. References to “Sofital” mean Sofital S.A.F.e I.I. References to “CCF” mean Cordial Compañía Financiera S.A. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Espacio Cordial” or “Cordial Servicios”  mean Espacio Cordial Servicios S.A. References to “Viñas del Monte” mean Viñas del Monte S.A.

References to “Class B shares” refer to shares of our Class B common stock, all with a par value of Ps.1.00 per share and references to “ADSs” are to American depositary shares, each representing five Class B shares, except where the context requires otherwise.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refers to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities regulator. “U.S. GAAP” refers to generally accepted accounting principles in the United States of America (“United States” or “U.S.”), “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Argentine Banking GAAP” refers to the accounting rules of the Central Bank. The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth, the term “CPI” refers to the consumer price index and the term “WPI” refers to the wholesale price index. The term “customers” refers to individuals or entities that have at least one of our products without any requirement of customer activity during any time period. Unless the context otherwise requires, the term “financial institutions” refers to institutions regulated by the Central Bank. The term “Argentine banks” refers to banks that operate in Argentina. The term “Argentine private banks” refers to banks that are not controlled or owned by the Argentine federal government or any Argentine provincial, municipality or city government. The term “private domestically-owned banks” refers to private banks that are controlled by Argentine shareholders. The term “small businesses” refers to individuals and businesses with annual sales of up to Ps.40.0 million. The term “SMEs” refers to companies with annual sales over Ps. 40.0 million and below Ps. 200.0 million. The term “Middle-Market Companies” refers to companies with annual sales over Ps. 200.0 million and below Ps. 1.0 billion. The term “Large Corporates” refers to companies with annual sales over Ps. 1.0 billion. The term “ROAE” refers to return on average shareholders’ equity. ROAE is frequently used by financial institutions as a benchmark to measure profitability compared to peers but not as a benchmark to determine returns for investors, which is affected by multiple factors that ROAE does not consider.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records in Pesos and prepare our consolidated financial statements in Argentina in conformity with Argentine Banking GAAP, as these are the rules and regulations applied by the Bank, our main subsidiary. Argentine Banking GAAP differs in certain significant respects from U.S. GAAP and from Argentine GAAP. Our consolidated financial statements as of December 31, 2016 and 2015 and for each of the three years ended December 31, 2016, 2015 and 2014 have been audited, as stated in the report appearing herein, and are included in this annual report and referred to as our “audited consolidated financial statements.”  Note 35 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014. Unless otherwise indicated, all financial information of our company included in this annual report is stated on a consolidated basis under Argentine Banking GAAP.  Our audited consolidated financial statements as of

i

December 31, 2016 have been approved by our ordinary and extraordinary shareholders’ meeting held on April 27, 2017.

Currencies and Rounding

The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina.

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2016 was Ps.15.85 to US$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of Pesos into U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Market Share and Other Information

We make statements in this annual report about our competitive position and market share in, and the market size of, the Argentine banking industry. We have made these statements on the basis of statistics and other information derived from the Central Bank’s publications and other third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

In January 2007, the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute, or “INDEC”), which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC suspended the publication of certain statistical data until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. Following the implementation of certain methodological reforms and the adjustment of macroeconomic statistics on the basis of these reforms, on June 15, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. As of the date of this annual report, the INDEC has resumed publishing certain revised data, including GDP, foreign trade, poverty and balance of payment statistics. As of the date of this annual report, the Argentine government has not renewed the state of administrative emergency declared by means of the Decree No. 55/2016.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D Risk Factors”, “Item 5.A Operating Results”, and “Item 4.B Business overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)                         changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets;

(ii)                      changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic and international financial markets;

(iii)                   changes in regional, national and international business and economic conditions, including inflation;

(iv)                  changes in interest rates and the cost of deposits, which may, among other things, affect margins;

(v)                     unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

(vi)                  changes in government regulation, including tax and banking regulations;

(vii)               adverse legal or regulatory disputes or proceedings;

(viii)            the interpretation by judicial courts of the new Argentine Civil and Commercial Code;

(ix)                  credit and other risks of lending, such as increases in defaults by borrowers;

(x)                     fluctuations and declines in the value of Argentine public debt;

(xi)                  increased competition in the banking, financial services, credit card services, asset management and related industries;

(xii)               a loss of market share by any of our main businesses;

(xiii)            increase in the allowances for loan losses;

(xiv)           technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;

(xv)              ability to implement our business strategy;

(xvi)           fluctuations in the exchange rate of the Peso; and

(xvii)        other factors discussed under “Item 3.D Risk Factors” in this annual report.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors, except as required by applicable law. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and do not constitute guarantees of future performance. Because of these uncertainties, you should not make any investment decisions based on these estimates and forward-looking statements.

PART I

Item 1.                            Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                            Offer Statistics and Expected Timetable

Not applicable.

Item 3.                            Key Information

Item 3.A.                Selected Financial Data

The following tables present selected consolidated financial data for us for each of the periods indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes beginning on page F-1, and the information under “Item 5.A Operating Results” included elsewhere in this annual report.

Our audited consolidated financial statements do not include any effect of inflation other than the adjustments to non-monetary assets through February 28, 2003.

The selected consolidated financial data as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 have been audited by Price Waterhouse & Co. S.R.L., member firm of the PricewaterhouseCoopers network, independent accountants, whose audit report is included elsewhere in this annual report.

We maintain our financial books and records in Pesos and prepare and publish our audited consolidated financial statements in Argentina in conformity with Argentine Banking GAAP as these are the rules and regulations applied by the Bank, our main subsidiary, which differ in certain significant respects from U.S. GAAP, and from Argentine GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

Solely for convenience, Peso amounts as of and for the year ended December 31, 2016 have been translated into U.S. dollars. The rate used to translate such amounts as of December 31, 2016 was Ps.15.85 to US$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars. U.S. dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016		2016		2015		2014		2013		2012
	(in thousands of Pesos or U.S. dollars, as indicated, except for ratios)
Consolidated Income Statement Data
Argentine Banking GAAP:
Financial income(1)	U.S.$	681,037	Ps.	10,794,579	Ps.	6,741,744	Ps.	4,751,352	Ps.	3,045,380	Ps.	2,210,340
Financial expenses(2)	(307,032)		(4,866,525)		(3,386,050)		(2,464,526)		(1,303,916)		(818,335)
Gross financial margin	374,005		5,928,054		3,355,694		2,286,826		1,741,464		1,392,005
Loan loss provisions	(66,727)		(1,057,637)		(543,844)		(356,509)		(350,535)		(209,798)
Services fee income	222,553		3,527,516		2,835,708		2,162,820		1,765,659		1,289,651
Services fee expenses	(68,180)		(1,080,660)		(778,492)		(610,341)		(421,587)		(254,674)
Income from insurance activities	38,242		606,143		175,947		8,513		—		—
Administrative expenses	(382,347)		(6,060,281)		(4,261,402)		(3,013,842)		(2,287,201)		(1,807,734)
Income from financial transactions	117,546		1,863,135		783,611		477,467		447,800		409,450
Miscellaneous income	27,122		429,884		367,165		190,005		129,245		72,517
Miscellaneous losses	(28,955)		(458,946)		(213,427)		(91,761)		(95,734)		(71,086)
Non-controlling interests result	(1,398)		(22,166)		(16,079)		(13,707)		(10,556)		(9,566)
Income before income tax	114,314		1,811,907		921,270		562,004		470,755		401,315
Income tax	(31,583)		(500,603)		(247,161)		(199,084)		(97,765)		(75,110)
Net income for the fiscal period	82,731		1,311,304		674,109		362,920		372,990		326,205
U.S. GAAP:
Net income	64,135		1,016,560		630,876		290,767		382,896		N/A

	Grupo Supervielle S.A.
	As of December 31,
	2016		2016		2015		2014		2013		2012
	(in thousands of Pesos or U.S. dollars, as indicated except for ratios and operating data)
Consolidated Balance Sheet Data
Argentine Banking GAAP:
Assets
Cash and due from banks	U.S.$	515,207	Ps.	8,166,132	Ps.	6,808,591	Ps.	3,649,084	Ps.	2,662,592	Ps.	2,177,218
Government and corporate securities	148,897		2,360,044		931,881		1,008,080		483,990		229,777
Loans:	2,201,645		34,896,509		20,148,261		14,596,580		11,292,289		7,374,673
to the non-financial public sector	272		4,306		8,778		12,666		15,699		18,183
to the financial sector	29,868		473,414		181,734		3,514		36,029		63,200
To the non-financial private sector and foreign residents:
Overdrafts	196,218		3,110,097		1,634,870		993,284		679,085		488,229
Promissory Notes(3)	594,729		9,426,568		5,984,777		5,583,705		4,472,631		3,181,314
Mortgage loans	4,925		78,057		50,032		69,554		83,660		36,247
Automobile and other secured loans	4,106		65,076		104,469		168,603		225,901		219,948
Personal loans	625,656		9,916,776		6,018,601		3,631,840		2,970,622		1,509,756
Credit card loans	421,356		6,678,578		5,677,922		3,688,328		2,410,111		1,719,422
Other	353,015		5,595,356		953,574		793,192		684,219		379,876
Accrued Interest, adjustments and exchange rate differences receivable	48,830		773,961		428,600		357,844		257,689		155,074
Documented interest	(20,492)		(324,795)		(277,488)		(287,605)		(200,345)		(110,365)
Other unapplied charges	(110)		(1,738)		(295)		(1,322)		(1,012)		(753)

	Grupo Supervielle S.A.
	As of December 31,
	2016		2016		2015		2014		2013		2012
	(in thousands of Pesos or U.S. dollars, as indicated except for ratios and operating data)
Allowances	(56,728)		(899,147)		(617,313)		(417,023)		(342,000)		(285,458)
Other receivables from financial transactions	238,025		3,772,736		2,461,813		2,263,612		1,742,721		1,737,001
Receivables from financial leases	96,393		1,527,855		1,074,977		583,846		511,880		594,338
Other assets	156,639		2,482,766		1,620,294		1,139,992		724,659		578,562
Total assets	3,356,806		53,206,042		33,045,817		23,241,194		17,418,131		12,691,569
Average Assets(4)	2,616,207		41,467,412		26,961,165		20,066,019		14,645,841		11,139,240

Liabilities and shareholders’ equity
Deposits:	U.S.$	2,264,821	Ps.	35,897,864	Ps.	23,716,577	Ps.	16,892,730	Ps.	12,819,178	Ps.	9,301,705
Non-financial public sector	163,232		2,587,253		1,182,559		1,441,506		1,018,547		701,964
Financial sector	588		9,326		250,981		150,817		100,973		65,302
Non-financial private sector and foreign residents	2,101,001		33,301,285		22,283,037		15,300,407		11,699,658		8,534,439
Checking accounts	275,164		4,361,405		3,042,376		2,622,055		2,034,593		1,602,976
Savings accounts	833,172		13,205,937		7,753,696		5,352,593		3,640,102		2,567,532
Time deposits	736,730		11,677,322		10,034,025		6,651,006		5,426,409		3,978,430
Investment accounts	23,659		375,000		664,900		75,750		144,100		40,655
Other	232,276		3,681,621		788,040		599,003		454,454		344,846
Other liabilities from financial transactions and other miscellaneous liabilities	648,145		10,273,230		6,884,700		4,586,728		3,204,585		2,370,379
Non-controlling interests	6,523		103,397		70,830		54,750		41,960		31,395
Total liabilities	2,919,489		46,274,491		30,672,107		21,534,208		16,065,723		11,703,479
Average Liabilities(4)	2,301,606		36,480,913		24,866,415		18,464,430		14,433,187		10,279,628
Shareholders’ equity	437,316		6,931,551		2,373,710		1,706,986		1,352,408		988,091
Total liabilities and shareholders’ equity	3,356,806		53,206,042		33,045,817		23,241,194		17,418,131		12,691,569
Average shareholders’ equity(4)	314,602		4,986,499		2,094,750		1,601,589		1,212,654		859,612
U.S. GAAP:
Total assets	3,439,273		54,513,169		35,122,426		26,166,663		19,531,312		N/A
Total liabilities	3,040,073		48,185,769		32,858,882		24,626,175		18,247,809		N/A
Total shareholders’ equity	399,200		6,327,400		2,263,544		1,540,488		1,283,503		N/A

(1)         Includes gains related to non-deliverable forward (“NDF”) hedging transactions, which totaled Ps.0 million, Ps.228.2 million, Ps.0, Ps.86.9 million, Ps.3.4 million, and Ps.0 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(2)         Includes expenses related to NDF hedging transactions, which totaled Ps. 39.0 million, Ps.0, Ps.96.2 million, Ps.0, Ps.0 and Ps.6.5 million as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(3)         Consists of unsecured checks and accounts receivable deriving from factoring transactions, and unsecured corporate loans which totaled Ps. 3,102.8 million, Ps.2,399.3 million, Ps.1,547.5 million, Ps.979.9 million and Ps.663.7 million as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(4)         Calculated on a daily basis.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015	2014	2013	2012
Selected Consolidated Ratios:
Argentine Banking GAAP:

Net interest margin(1)	20.6%	18.1%	17.4%	16.4%	17.3%
Net financial margin(2)	19.2%	16.4%	15.1%	15.8%	16.1%
Net fee income ratio(3)	34.0%	40.0%	40.6%	43.6%	42.6%
Efficiency ratio(4)	67.5%	76.2%	78.3%	74.1%	74.5%
Fee income as a percentage of administrative expense	50.4%	52.4%	51.8%	58.8%	57.3%
Return on average equity(5)	26.3%	32.2%	22.7%	30.8%	37.9%
Return on average assets(6)	3.2%	2.5%	1.8%	2.5%	2.9%
Basic earnings per share (in Pesos)(7)	4.10	4.42	2.92	3.00	2.61
Diluted earnings per share (in Pesos)	4.10	4.42	2.92	3.00	2.61
Basic earnings per share (in US$)	0.26	0.34	0.34	0.46	0.53
Diluted earnings per share (in US$)	0.26	0.34	0.34	0.46	0.53

Liquidity
Loans as a percentage of total deposits(8)	104.0%	92.2%	92.4%	94.8%	88.8%
Loans as a percentage of total assets(8)	70.2%	66.1%	67.1%	69.8%	65.1%
Liquid assets as a percentage of total deposits(9)	27.0%	32.6%	26.5%	24.5%	25.9%

Capital
Total equity as a percentage of total assets	13.0%	7.2%	7.3%	7.8%	7.8%
Average equity as a percentage of average assets	12.0%	7.8%	8.0%	8.3%	7.7%
Total liabilities as a multiple of total shareholders’ equity	6.7	12.9	12.6	11.9	11.8
Tangible equity ratio(10)	12.6%	6.5%	6.5%	6.7%	6.4%
Regulatory capital/ Risk weighted assets(11)	12.5%	8.7%	8.9%	9.0%	N/A
Tier 1 Capital / Risk weighted assets(12)	10.9%	6.7%	6.9%	6.7%	7.2%
Tier 1 Pro forma(13)	12.3%	6.7%	6.9%	6.7%	7.2%
LCR Pro forma(14)	128.0%	113.1%	71.0%	N/A	N/A

Asset Quality
Non-performing loans as a percentage of total loans(15)	2.8%	3.2%	3.0%	3.0%	4.2%
Allowances as a percentage of total loans	2.4%	2.9%	2.7%	2.9%	3.5%
Allowances as a percentage of non-performing loans(15)	87.1%	89.7%	88.9%	94.0%	84.7%

Other Data
Dividends paid to the common shares (Ps.million)	65.5	19.2	2.7	4.5	5.5
Dividends paid to the preferred shares (Ps.million)	—	6.0	4.7	3.9	3.2
Dividends per common share (Ps.)	0.2	0.1	0.0	0.0	0.0
Dividends per preferred share (Ps.)	—	1.9	2.9	2.4	2.0
Employees	4,982	4,843	4,579	4,570	4,584
Branches and sales points	320	325	322	353	357
ATMs and self-service terminals	661	649	632	588	532

(1)	Net interest income divided by average interest-earning assets.
(2)	Gross financial margin divided by average interest-earning assets.
(3)	Net services fee income divided by the sum of gross financial margin and net services fee income.
(4)	Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.
(5)	Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(6)	Net income divided by average assets, calculated on a daily basis and measured in local currency.
(7)

Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were Ps.319.8 million for the year ended December 31, 2016, Ps.151.8 million for the year ended December 31, 2015, Ps.122.9 million for the year ended

December 31, 2014, Ps.122.9 million for the year ended December 31, 2013, and Ps.123 million for the year ended December 31, 2012. In January 2016, the stock of preferred shares was converted to ordinary shares.

(8)	Loans include loans and receivables from financial leases.
(9)	Liquid assets include cash, securities issued by the Central Bank (LEBACs and NOBACs) and other government securities.
(10)

(Total equity - Intangible assets)/(Total assets - Intangible assets). Intangible assets as of December 31, 2016, 2015, 2014, 2013, and 2012 amounted to Ps.285.5 million, Ps.252.0 million, Ps.216 million, Ps.197 million, and Ps.191 million, respectively.

(11)

Regulatory capital divided by risk weighted assets, taking into account operational and market risk since 2013. This ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level.

(12)	Tier 1 capital divided by risk weighted assets taking into account credit, operational and market risk since 2013.
(13)	Tier 1 Pro Forma includes the Ps.690 million funds from the IPO proceeds retained at the Grupo Supervielle level, which are available for further capital injections in its subsidiaries.
(14)	LCR ratio includes the net liquidity held at the holding company level.
(15)

Non-performing loans include all principal amounts of loans to borrowers classified as “3-with problems/medium risk”, “4-high risk of insolvency/high risk”, “5-uncollectible”, and “6-uncollectible, classified as such under regulatory requirements” under the Central Bank loan classification system. See “ Item 4.D Property, plants and equipment—Selected Statistical Information—Loans and Financings—Portfolio Classification.”

Exchange Rates

From April 1, 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a regime under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of one Peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (as amended and supplemented, the “Public Emergency Law”), formally ending the regime of the Convertibility Law, abandoning over ten years of U.S. dollar-Peso parity and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equivalent to 100% of the monetary base.

The Public Emergency Law, which has been extended on an annual basis and is in effect until December 31, 2017, granted the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. The state of emergency on social matters was further extended until December 31, 2019. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Peso has been allowed to float freely against other currencies since February 2002, although the Central Bank has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

From 2011 to 2015, the Argentine government has increased controls on exchange rates and the transfer of funds into and out of Argentina. With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private companies and individuals (such as requiring an authorization of AFIP to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most foreign exchange restrictions were lifted in December 2015, May 2016 and August 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or the need to obtain prior approval. As a result, since December 2015 the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased.

After several years of moderate variations in the nominal exchange rate, in 2012 the Peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 24% in January 2014. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year 2015, mainly concentrated after December 16, 2015. During 2016, the Peso lost approximately 21.9% of its value against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)(3)
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
October 2016	15.2250	15.1152	15.1810	15.1745
November 2016	15.8442	15.0183	15.3399	15.8442
December 2016	16.0392	15.5225	15.8296	15.8502
January 2017	16.0533	15.8083	15.9065	15.9117
February 2017	15.8350	15.3675	15.5983	15.4550
March 2017	15.6687	15.3818	15.5237	15.3818
April 2017 (through April 28)	15.4532	15.1742	15.3600	15.4268

(1)         Reference exchange rate published by the Central Bank.

(2)         Based on daily averages.

(3)         The exchange rate used in our audited consolidated financial statements.

Item 3.B                   Capitalization and indebtedness

Not applicable.

Item 3.C                   Reasons for the offer and use of proceeds

Not applicable.

Item 3.D                   Risk Factors

You should carefully consider the risks described below, as well as the other information in this annual report. Our business, results of operations, financial condition or prospects could be materially and adversely affected if any of these risks occurs. In general, investors take more risk when they invest in the securities of issuers in emerging markets such as Argentina than when they invest in the securities of issuers in the United States and other more developed markets. The risks described below are those known to us and that as of the date of this annual report believe may materially affect us.

Risks Relating to Argentina

Substantially all of our operations, property and customers are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could be in the future, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange controls; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Following that crisis, Argentina substantially increased its real GDP, growing 9.2% in 2005, 8.4% in 2006 and 8.0% in 2007. During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011, with GDP increasing to 9.5% and 8.4%, respectively. However, GDP growth slowed to 0.8% in 2012 and then grew by 2.3% in 2013.

According to the revised calculation of the 2004 GDP published by INDEC on June 24, 2016, GDP increased 8.9% in 2005, 8.0% in 2006, 9.0% in 2007, 4.1% in 2008 and decreased 5.9% in 2009. In 2010 and 2011, GDP grew 10.1% and 6.0%, respectively and decreased 1.0% in 2012. GDP grew 2.4% in 2013, contracted 2.5% in 2014, grew 2.6% in 2015. GDP decreased 2.3% in 2016, according to preliminary estimates published by the INDEC on March 21, 2017.

Since 2007, the INDEC experienced a process of institutional and methodological reforms that gave rise to controversy with respect to the reliability of the information that it produces including inflation, GDP and unemployment data. Reports published by the International Monetary Fund (“IMF”) stated that its staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. In February 2014, the INDEC released a new inflation index, known as the National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there are still differences between official inflation data and private estimates. See “If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

Presidential and Congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has implemented several significant economic and policy reforms, including on, foreign exchange, the INDEC, financial policy, foreign currency-denominated bonds, foreign trade reforms, amendment to the Capital Markets Law, Tax Amnesty Law, correction of monetary imbalances, retiree program, fiscal policy, national electricity state of emergency and reforms, tariff increases, increase in minimum income. See “Item 4 Information of the Company—Recent Political and Economic Developments in Argentina.”

On January 2016, following the resignation of Mr. Alfonso Prat Gay as Minister of Treasury and Public Finance as of December 31, 2016, the Ministry of Treasury and Public Finances was split into the Ministry of Treasury and the Ministry of Public Finances, conducted by Mr. Nicolás Dujovne and Mr. Luis Caputo, respectively.

As of the date of this annual report, the impact these measures had and the impact any future measures by the Macri administration will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy will be positive for our business by stimulating economic activity. However, it is not possible to predict such effect with certainty. Such liberalization could also be disruptive to the economy and fail to benefit or harm our business.

In addition, mid-term legislative elections will take place in Argentina. The results of the elections are uncertain as of the date of this annual report.

Additionally, political parties opposed to the Macri administration retained a majority of the seats in the Argentine Congress in the last election. Consequently, the Macri administration needs to seek political support from the opposition to implement its economic proposals, which causes further uncertainty in the ability of the Macri administration to pass any measure it may expect to implement. Any change of majorities in the Argentine Congress may cause significant changes with respect to the measures adopted by the Macri administration and therefore, may have an adverse effect over the Argentine economy.

The inability of the Macri administration to properly implement measures as a result of the absence of sufficient political support may adversely affect the Argentine economy and financial condition, and in turn, our business, financial condition and results of operations.

Inflation, any decline in GDP and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.

Argentina’s economy has undergone a significant slowdown, and any further decline in Argentina’s rate of economic growth could adversely affect our business, financial condition and results of operations.

After recovering significantly from the 2001-2002 crisis, the pace of growth of Argentina’s economy diminished, suggesting uncertainty as to whether the growth experienced between 2003 and 2011 was sustainable. Economic growth was initially fueled by a significant devaluation of the Peso, the availability of excess production capacity resulting from a long period of deep recession, and high commodity prices. In spite of the growth following the 2001-2002 crisis, the Argentine economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its ongoing litigation with holdout creditors. In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls. However, as of December 2015, the Argentine government reestablished and later increased the monthly caps for the acquisition of foreign currency for non-specific purposes (atesoramiento), which were finally eliminated throught the issuance of Communication “A” 6037 of the Central Bank on August 9, 2016. During 2013, 2014, 2015 and 2016, the government imposed price controls on certain goods and services to control inflation. These price controls will remain in effect until May 6, 2017, but as of the date of this annual report, there is uncertainty regarding what other specific actions will be taken to control inflation.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Peso against other currencies, a decline in the confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced demand for our services and adversely affect our business, financial condition and results of operations.

If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.

Argentina has confronted inflationary pressures since 2007. According to INDEC data, the CPI grew 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 24.0% in 2014 and 11.9% in the ten-month period ended October 31, 2015. The INDEC did not publish the CPI for the period between November 2015 and April 2016, and resumed publishing inflation rates using its new methodology for calculating CPI starting in June 2016, reporting increases of 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% during the months of May, June, July, August, September, October, November and December 2016, respectively.

According to unrevised INDEC data, the WPI increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the ten-month period ended October 31, 2015. The INDEC did not publish the WPI for the last two months of 2015, and resumed publishing WPI data in May 2016, reporting that the WPI grew 34.5% in 2016.

The Argentine government declared a state of administrative emergency of the national statistical system and the INDEC —the official agency in charge of the system- until December 31, 2016 through Decree No. 55/2016, which was not renewed. During the implementation of rearrangement measures of its technical and administrative structure, the INDEC used official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires. Despite the INDEC reforms, there is uncertainty as to (i) whether the official data will be sufficiently corrected, (ii) in what timeframe such data will be corrected and (iii) what effects these reforms will have on the Argentine economy. The Macri administration has released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis and is currently working on a new inflation index. According to the available public information based on data from the City of Buenos Aires, CPI grew 26.6% in 2013, 38.0% in 2014, 26.9% in 2015, and 41.0% in 2016, while according to the data of the Province of San Luis, CPI grew 31.9% in 2013, 39.0% in 2014, 31.6% in 2015, and 31.4% in 2016.

On June 15, 2016, the INDEC resumed publishing inflation rates -which was previously suspended due to the state of administrative emergency on the national statistical system-. The INDEC reported an increase of 4.2% in CPI for May 2016, while the CPI measured by the Argentine Congress reported an increase of 3.5%. Based on the most recent information published by the INDEC, the CPI for the months of July, August, September, October, November and December 2016 registered variations of 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2%, respectively, compared to the respective prior month.

According to INDEC’s CPI, inflation was 16.9% for the period from May to December 2016. According to the INDEC, in January 2017 and February 2017, inflation was 1.3% and 2.5%, respectively. In the past, the Argentine government implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the prices of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

Additionally, the INDEC published revised GDP data for the years 2005 through 2015, registering differences of up to 20 points between the original information reported by the prior administration and the revised information.

In the past, inflation has materially undermined the Argentine economy and the Argentine government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to inflation may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result in turn could adversely affect the level of economic activity and employment.

High inflation rates also affect Argentina’s foreign competitiveness, real salaries, employment, consumption and interest rates. A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect our financial position, results of operations and business. Recently, the Argentine government’s adjustments to electricity and gass tariffs, as well as the increase in the gasoline price have impacted prices, creating additional inflationary pressures.

Inflation remains a challenge for Argentina given its persistent nature in recent years. The Macri administration has announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the Argentine government’s reliance on Central Bank financing. If, despite the measures adopted by the Macri administration, these measures fail to address Argentina’s structural inflationary imbalances, the current levels of inflation may continue and have an adverse effect on Argentina’s economy and financial condition.

Inflation rates could escalate in the future. There is uncertainty regarding the effects of the measures adopted by the Argentine government to control inflation, as well as the effects of the measures that it may adopt in the future with the same purpose. See “Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

The intervention of the Central Bank in the foreign exchange market may have a negative impact on its international reserves and a material adverse effect on the Argentine economy and, in turn, our financial position and business.

From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Purchases of Pesos by the Central Bank could cause a decrease in the international reserves of the Central Bank. A significant decrease in the Central Bank’s international reserves may have an adverse impact on Argentina’s ability to withstand external shocks to the economy.

The level of international reserves deposited with the Central Bank significantly decreased from U.S.$47.4 billion as of November 1, 2011 to U.S.$25.6 billion as of December 31, 2015, resulting in a reduced ability of the Argentine government to intervene in the foreign exchange market. Nevertheless, the level of international reserves increased 52% in 2016.

Since Argentina adopted a managed floating exchange rate regime in 2002, the Peso’s value has varied over time. After several years of variations in the nominal exchange rate, in 2012, there was a devaluation of approximately 14% of the Peso against the U.S. dollar. This was followed by a further devaluation of the Peso against the U.S. dollar that exceeded 30% in 2013 and 2014, including a loss of approximately 24% in January 2014. In 2015, there was a further devaluation of approximately 52% of the Peso against the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation in the last quarter of 2015, which was mainly experienced after December 16, 2015, as a result of a significant economic reform implemented by the new administration. Since the devaluation of the Peso in December 2015, the Central Bank has allowed the Peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market.

The Argentine government’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, which in turn may negatively impact our financial condition or cash flows.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt.  In April 2016, the Argentine government settled U.S.$4.2 billion outstanding principal amount of untendered debt.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. Although the size of the claims involved has decreased significantly, the amount of debt which has not been reestrucutred is approximately US$8.8 billion as of September 30, 2016.

The vacatur of the pari passu injunctions removed a material obstacle for the Argentine government to access to capital markets, evidenced by the successful bonds issuances by the government in April 2016 and January 2017 for U.S.$16.5 billion and U.S.$7 billion, respectively. However, future transactions may be affected as litigation with holdout bondholders continues. This in turn could affect the Argentine government’s ability to implement certain expected reforms and foster economic growth, which may have a direct impact on our ability to gain access to international credit markets in order to finance our operations and growth.

The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

Under the previous administration, the INDEC, the Argentine government’s principal statistical agency, underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including inflation, GDP, unemployment and poverty data. Reports published by the IMF stated that its staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the

Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. The INDEC suspended the publication of certain statistical data until it completes a reorganization of its technical and administrative structure to recover its ability to produce sufficient and reliable statistical information. During this reorganization period, which is expected to last approximately six months, the INDEC publishes official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference.

Certain revised foreign trade, balance of payment and GDP data for the years 2011 through 2015 and the CPI for May through December 2016 were released by the INDEC after the state of administrative emergency declared on January 8, 2016. On November 9, 2016, the IMF Executive Board lifted its censure on Argentina, noting that Argentina has resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

The Argentine government’s announced reforms seeking to produce official data that meets international standards. In order to be effective, such reforms require, however, that data be collected on a timely basis and other implementation steps that the Argentine government does not control. If these reforms cannot be successfully implemented, such failure may adversely affect the Argentine economy, in particular by undermining expectations that its performance will improve. In addition, uncertainty with respect to the success of the measures taken to implement the expected changes may impair measures taken by the Central Bank to tackle inflation, which, in turn, could have a negative impact on Argentina’s economy and financial condition.

Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition.

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. Since January 2002, the Peso has significantly fluctuated in value. The devaluation of the Peso in real terms in 2002 had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and also it initially led to a very high inflation and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Peso significantly devalues in real terms, all of the negative effects on the Argentine economy related to such devaluation could also have adverse consequences for our business. A substantial increase in the value of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. After several years of moderate variations in the nominal exchange rate, in 2012 the Peso lost approximately 14.4% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Peso with respect to the U.S. dollar that exceeded 32.5% in 2013 and 31.2% in 2014, including a loss of approximately 24% in January 2014. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015. The Peso lost approximately 21.9% of its value against the U.S. dollar in 2016. However, in the first three months of 2017, the Peso revaluated approximately 3.0% of its value against the U.S. dollar. We are unable to predict the future value of the Peso against the U.S. dollar.

In addition, the administration of former President Cristina Fernández de Kirchner adopted numerous measures to directly or indirectly control foreign trade and the foreign exchange market. From 2011 until President Macri assumed office, the Argentine government adopted increasing stringent exchange controls, some of which have been eliminated or relaxed by the Macri administration.

Any foreign exchange regulation to be issued and any consequent modification of the exchange rate between the Peso and the U.S. dollar may prevent or limit us from offsetting the risk derived from our exposure to the U.S.

dollar. Accordingly, we cannot predict the impact of these changes on our financial condition and results of operations.

During its financial crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. During such crisis, the Argentine government adopted several measures to curb social unrest, including the devaluation of the Peso and a forced restructuring of financial liabilities with the banking system. Future policies of the Argentine government may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new foreign exchange controls, changes in taxation and/or export duties and changes in laws and policies affecting foreign trade and investment. The implementation of any such future policies or significant protests resulting therefrom could destabilize the country and adversely and materially affect the Argentine economy and, in turn, our business, financial condition and results of operations.

The implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and as a result, our business.

In 2001 and 2002, following a run on the financial system triggered by the public’s lack of confidence in the continuity of the convertibility regime that resulted in massive capital outflows, the Argentine government imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated in June 2005, the Argentine government issued a decree that established new restrictive controls on capital inflows into Argentina, which resulted in a decrease in the availability of international credit for Argentine companies, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30.0% of the funds must be deposited into an account with a local financial institution as a U.S. dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

In addition, from 2011 until President Macri assumed office, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by Argentine authorities or the Central Bank, the measures taken by the previous administration significantly curtailed access to the MULC by individuals and private sector entities. In response, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate. Notwithstanding the measures recently adopted by the Macri administration eliminating a significant portion of foreign exchange restrictions that developed under the Kirchner administration, in the future the Argentine government or the Central Bank could otherwise reintroduce exchange controls and impose restrictions on capital transfers. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, which, in turn, could adversely affect our business and results of operations and the market value of our shares and the ADSs.

In addition, the Argentine government or the Central Bank may reinstate certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of the ADSs. As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting.

Fluctuations in the value of the Peso and the intervention of the Central Bank in the foreign exchange market may have a material adverse effect on the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Peso may also adversely affect the Argentine economies. The devaluation of the Peso may have a negative impact on the Argentine government’s revenues (measured in U.S. dollars), fuel inflation and significantly reduce real wages. Since Argentina adopted a managed floating exchange rate regime in 2002, the Peso’s value has varied over time. After several years of fluctuations in the nominal exchange rate, the Peso lost approximately 14% of its value against the U.S. dollar in 2012. Despite increased Central Bank intervention and measures to limit Argentine residents’ access to foreign currency, the Peso devalued by 32.6% and 31.3% against the U.S. dollar in 2013 and 2014, respectively. In December 2015, the Macri administration eliminated a significant portion of the foreign exchange restrictions and the Central Bank returned to a free-float policy with interventions designed to enhance the operation of the foreign exchange market. Immediately after a significant portion of the foreign exchange controls were lifted, the Peso devalued by approximately 40%, as the Peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S. $1.00 on December 17, 2015. The Peso has since floated freely with limited intervention by the Central Bank. In 2016, the Peso devalued by approximately 21%, with the Peso-U.S. dollar exchange rate reaching Ps. 15.85 to U.S. $1.00 on December 30, 2016.

From time to time, the Central Bank may intervene in the foreign exchange market to influence exchange rates. Purchases of Pesos by the Central Bank could cause a decrease in the international reserves of the Central Bank. A significant decrease in the Central Bank’s international reserves may have an adverse impact on Argentina’s ability to withstand external shocks to the economy.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, the Argentine government settled U.S.$4.2 billion outstanding principal amount of debt held by creditors who had not participated in the 2005 and 2010 restructurings.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth, and consequently, could adversely affect our business, financial condition and results of operations.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, which is currently undergoing a recession, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2016, there were declines in exports of 4.5% with Chile, 14.3% with MERCOSUR (Brazil) while there was an increase in exports of 15.6% with NAFTA (USA and Canada), each as compared to the same period in 2015. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

In 2015 and 2016, the economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from the ongoing political crisis, including the impeachment of Brazil’s president, which resulted in the Senate of Brazil removing Ms. Dilma Rousseff from office for the rest of her term on August 31, 2016.  Mr. Michel Temer, who previously held office as vice president of Brazil, subsequently took office until the end of the presidential period. The Brazilian economy contracted by 3.8% during 2015, mainly due to a 8.3% decrease in industrial production and an increase in inflation and unemployment. Additionally, the Brazilian currency devalued against the U.S. dollar by approximately 49.1% from January 2015 to February 2016, the steepest depreciation in over a decade, in its attempt to increase exports. Although the Brazilian currency appreciated by approximately 17.2% between March 1, 2016, and September 1, 2016, a further deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand for Brazilian imports. While the impact of Brazil’s downturn on Argentina or our operations cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have further negative impact on the Argentine economy and our operations.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

The Argentine financial system and securities markets could be also adversely affected by events in developed countries’ economies such as the United States and Europe. On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union (“Brexit”). As of the date of this annual report, it is uncertain how Brexit may impact the relationship between the United Kingdom and the European Union, as the commercial terms under which the effective withdrawal of the United Kingdom from the European Union will occur (currently expected for December 2018) remain subject to negotiation. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union.

Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. In addition, a slowdown in economic activity in Argentina would sustantially affect our business.

On November 8, 2016, Mr. Donald J. Trump was elected president of the United States and recently took office on January 20, 2017. The results of the presidential election have created significant uncertainty about the future relationships between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets.

Changes in social, political, regulatory and economic conditions in the United States of or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All these factors could have a negative impact on Argentina’s economy and, in in turn, our business, financial condition, and results of operations.

Any of these factors could depress economic activity and restrict our access to suppliers and have a material adverse effect on our business, financial condition and results of operations.

Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase the group’s operating costs.

In the past, the Argentine government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits to their employees. Additionally, both public and private employers have been subject to strong pressure from their workforce or the trade unions representing them to grant salary increases and certain worker benefits.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups together companies according to industry sectors and trade unions. While the negotiation process is standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. In the banking activity, salaries are established on an annual basis through negotiations between the chambers that represent the banks and the banking employees’ trade union. The National Labor Ministry mediates between the parties and ultimately approves the annual salary increase to be applied in the banking activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the banking union and to whom the collective bargaining agreement applies.

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees an additional merit increase or a variable compensation scheme.

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.5,588 in August 2015 and to Ps.6,060 in January 2016. Due to high levels of inflation, employers in both the public and private sectors are experiencing significant pressure from unions and their employees to further increase salaries. The INDEC published new data for the Salary Index (Índice de Salarios), an index that shows the evolutions of private and public sector salaries. The Salary Index showed an increase of approximately 20.1% in registered private sector salaries and of 17.4% in public sector salaries for the period between November 2015 and June 2016.

During the first months of 2017, some labor unions have agreed with the government salary increases of around 20% in order to recognize the loss of the purchase power caused by the inflation levels in 2016. As of the date of this annual report, negotiations with unions of other industries, such as the teachers’ union, are still on process.

In the future, the Argentine government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us.

Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.

The two terms of President Fernández de Kirchner’s administration increased its direct state intervention in the Argentine economy, including the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Fernández de Kirchner administration absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each board of directors’ meetings and provide related documentation.

In April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled US$5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

Law No. 26,991 (the “Supply Law”) became effective on September 28, 2014. The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (“Basic Needs Goods”) and grants broad delegations of powers to its enforcing agency to become involved in such processes. It also empowers the enforcing agency to order the sale, production, distribution and/or delivery of Basic Needs Goods throughout the country in case of a shortage of supply.

In February 2015, the Fernández de Kirchner administration sent a bill to Congress in order to revoke certain train concessions, return the national rail network to state control and provide powers to review all concessions currently in force. The bill was enacted on May 20, 2015 as Law No. 27,132.

In September 2015, the Argentine government, through Resolution No. 646/2015 issued by the CNV, modified the valuation criteria applicable to securities traded outside of Argentina that comprise asset management portfolios. The resolution established that such securities must be valued at the currency in which they were issued to the extent such currency is the currency in which payments are made. The purchaser exchange rate applicable to financial transfers set by the Central Bank must be used to make such valuation. Resolution No. 646/2015 led to an accounting change in the valuation of mutual funds.

Actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits, foreign exchange controls, and potential changes in the foreign exchange market, have had and could continue to have a material adverse effect on Argentina’s economic growth. In turn, these actions can affect our financial condition and results of our operations. Moreover, any additional Argentine government policy established in response to or to preempt social unrest could adversely and materially affect the economy, and therefore our business.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, results of operations and financial condition could be adversely affected.

High public expenditure could result in long lasting adverse consequences for the Argentine economy,which in turn could adversely affect our business, financial condition and results of operations.

During the last years of the Fernández de Kirchner administration, the Argentine government substantially increased public expenditure, resorting to the Central Bank and to the ANSES to source part of its funding requirements. According to recent public information available, in 2016, Argentina’s fiscal deficit increased by 62% year over year. In light of increasingly tight public finances, the Fernández de Kirchner administration adopted certain measures to finance its public expenditures such as revising its subsidy policies (particularly those related to energy, electricity and gas, water and public transportation) and implementing an expansionary monetary policy. These policies have led to high inflation and, therefore, adversely affected, and could further adversely affect, consumer purchasing power and economic activity.

However, since assuming office, the Macri administration has taken steps to anchor the fiscal accounts, reducing the primary fiscal deficit by approximately 1.8% of GDP in December 2015 through a series of tax and other measures, and reported a primary fiscal deficit of 4.6% of GDP in 2016, mostly due to taxes collected under the Tax Amnesty Law program in the last two months of 2016.

As of the date of this annual report, although the Macri administration is currently reviewing certain public sector contracts as well as the elimination of public service subsidies, there is uncertainty as to what additional actions the Macri administration will take with respect to public expenditure and its financing. For 2017, the government pursues a fiscal deficit target of 4.2% of GDP. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019, reaching a primary fiscal deficit of 2.2% of the GDP. If the Macri administration were to seek to finance its deficit by increasing the exposure of local financial institutions to the public sector, our liquidity and assets quality could be affected, and as a consequence, impact negatively on clients’ confidence.

A continuing decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could adversely affect our business, financial condition and results of operations.

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports. High commodity prices contributed to the increase in Argentine exports since the third quarter of 2002 and to high government tax revenues from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy to be more vulnerable to commodity prices fluctuations. International commodities prices decreased during 2015 but have partially recovered during the first five months of 2016. A continuing decline in the international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition. As of the date of this annual report, the Macri administration has eliminated export taxes on many agricultural products and reduced the export taxes on soy from 35% to 30%. While the measure was intended to encourage exports, reductions in export taxes in the future, unless replaced with other sources of revenues, may negatively impact on the Republic’s public finances.

The Macri administration has begun to implement significant measures to solve the current energy sector crisis, but the eventual outcome of such measures is unknown, and could affect our business, financial condition and results of operations.

Economic policies since the 2001-2002 crisis have had an adverse effect on Argentina’s energy sector. The failure to reverse the freeze on electricity and natural gas tariffs imposed during the 2001-2002 economic crisis created a disincentive for investments in the energy sector. Instead, the Argentine government sought to encourage investment by subsidizing energy consumption. This policy proved ineffective and operated to further discourage investment in the energy sector and caused production of oil and gas and electricity generation, transmission and distribution to stagnate while consumption continued to rise. To address energy shortages starting in 2011, the Argentine government engaged in increasing imports of energy, with adverse implications for the trade balance and the international reserves of the Central Bank.

In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will be in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to stabilize the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Additionally, the Ministry of Energy and Mining issued Resolution No. 6/16 increasing the electricity tariff as of February 1, 2016. This Resolution was later complemented by Resolution No. 7/16 which, among other things, determined the requirements needed to be fulfilled in order to apply for a social tariff (“tarifa social”) which exempts its beneficiaries from paying the electricity tariff up to a total consumption of 150Kwh per month and establishes a special price scheme for those beneficiaries who exceed this amount.

Additionally, the Macri administration announced the elimination of a portion of subsidies to natural gas and adjustment to natural gas rates. As a result, average electricity and gas prices have already increased and could increase further. However, certain of the government’s initiatives relating to the energy and gas sectors were challenged in the Argentine courts and resulted in judicial injunctions or rulings against the government’s policies, which were later lifted.

The Macri administration has taken steps and announced measures to address the energy sector crisis while taking into consideration the implications of these price increases for the poorest segments of society, approving subsidized tariffs for qualifying users. A failure to address the negative effects on energy generation, transportation and distribution in Argentina with respect to both the residential and industrial supply, resulting in part from the pricing policies of the prior administrations, could weaken confidence in and adversely affect the Argentine economy and financial condition, lead to social unrest and political instability, and adversely affect our results of operations. There can be no assurance that the measures adopted by the Macri administration to address the energy crisis will not continue to be challenged in the local courts and/or will be sufficient to restore production of energy in Argentina within the short or medium term.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina.  In Transparency International’s 2015 Corruption Perceptions Index survey of 167 countries, Argentina was ranked 107, the same position that it held in 2014.  In the World Bank’s Doing Business 2016 report, Argentina ranked 121 out of 189 countries, up from 124 in 2015.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the Government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Argentine government’s ability to implement these initiatives is uncertain as it would require the involvement of the judicial branch, which is independent, as well as legislative support from opposition parties

Risks Relating to the Argentine Financial System

The stability of the Argentine financial system depends upon the ability of financial institutions, including the Bank, to retain the confidence of depositors.

The measures implemented by the Argentine government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the pesification and restructuring of their deposits, resulted in losses for many depositors and undermined their confidence in the Argentine financial system.

Although the financial system has seen a recovery in the amount of deposits since then, this trend may not continue and the deposit base of the Argentine financial system, including the deposit base of our main subsidiary, the Bank, could be negatively affected in the future by adverse economic, social and political events. Furthermore, the Argentine financial system growth strongly depends on deposit levels, due to the small size of its capital markets and the absence of foreign investments during the previous years. Recently, numerous local financial entities, such as the Bank, have accessed the global financial markets for funding through the placement of debt securities, on satisfactory terms, but this trend may not last and there is uncertainty as to whether the current availability of funds from the international markets will continue in coming years.

Although liquidity levels are currently reasonable, no assurances can be given that these levels will not be reduced in the future due to adverse economic conditions that could negatively affect the Bank’s business.

If, in the future, depositor confidence weakens and the deposit base contracts, such loss of confidence and contraction of deposits will have a substantial negative impact on the ability of financial institutions, including the Bank, to operate as financial intermediaries. If the Bank is not able to act as a financial intermediary and otherwise conduct its business as usual, the results of its operations could be adversely affected or limited, affecting its ability to distribute dividends to us, which in turn could affect our results of operations and financial condition.

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding.

In recent years the Argentine financial system grew significantly in nominal terms. Loans to the private sector grew by approximately 31.5% in 2012, 30.8% in 2013, 20.3% in 2014, 37.1% in 2015 and 31.4% in 2016, for the

financial system as a whole. In spite of the recovery of credit activity, the long-term private sector loans market (pledge loans and mortgage loans) did not grow as a consequence of high levels of inflation.

Since most term deposits (more than 95%) are short-term deposits with a term of less than three months, a substantial portion of the loans have very short maturity, and there is a small portion of medium- and/or long-term credit lines.

The uncertainty about the level of inflation in the future and whether the Macri administration will be able to continue the declining trend observed in last months and meet the inflation targets announces, is a principal obstacle preventing a faster recovery of Argentina’s private sector long-term lending and thus the financial system size. This uncertainty has had, and may continue to have, a significant impact on both the supply of, and demand for, long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected.

Increased competition and consolidation in the banking and financial industry could adversely affect our operations.

We expect competition in the banking and financial sector to continue to increase. Such increased competition in the banking and financial sector could reduce prices and margins and the volume of operations and our market share. Therefore, our results of operations could be adversely affected.

Enforcement of creditors’ rights in Argentina may be limited, costly and lengthy.

In order to protect debtors affected by the economic crisis in 2001-2002, the Argentine government adopted measures in the beginning of 2002 that suspended proceedings to enforce creditors’ rights upon debtor default, including mortgage foreclosures and bankruptcy petitions.

Although such measures have been rescinded, in the future they could be reinstated, or the government could take other measures that limit creditors’ rights. Any such measures limiting the ability of creditors, including us, to bring legal actions to recover unpaid loans or restricting creditors’ rights generally could have a material adverse effect on the financial system and on our business.

The Consumer Protection Law and the Credit Card Law may limit some of the rights afforded to us and our subsidiaries.

Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”) establishes a number of rules and principles for the protection of consumers. Although the Consumer Protection Law does not contain specific provisions for its enforcement in relation to financial activities, it contains general provisions that might be used as grounds to uphold such enforcement, as it has been previously interpreted in various legal precedents. Moreover, the new Argentine Civil and Commercial Code has captured the principles of the Consumer Protection Law and established their application to banking agreements. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. Moreover, administrative and judicial authorities have issued various rules and regulations aimed at strengthening consumer protection. In this context, the Central Bank issued Communication “A” 5460, as supplemented and amended, granting broad protection to financial services customers, limiting fees and charges that financial institutions may validly collect from their clients.

In addition, the Supreme Court of Argentina issued the Acordada 32/2014, creating the Public Registry of Collective Proceedings for the purpose of registering collective proceedings (such as class actions) filed with national and federal courts. In the event that we or our subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of our rights or our subsidiaries’ rights. For example, reducing our or their ability to collect payments due from services and financing provided us and adversely affect our or their financial results of operations.

On September 18, 2014, a new pre-judicial service of dispute resolution was created by Law No. 26,993, in order for consumers and providers to resolve any dispute within the course of 30 days, including fines for companies that do not attend to the hearings.

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates that financial entities may charge clients and the fees that they may charge merchants. Moreover, general legal provisions exist pursuant to which courts could decrease the interest rates and fees agreed upon by the parties on the grounds that they are excessively high. A change in applicable law or the existence of court decisions that lower the cap on interest rates and fees that clients and merchants may be charged would reduce the Bank’s and CCF’s revenues and therefore negatively affect our consolidated results.

Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial system and of the Bank, specifically.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including the Bank. See “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings.” The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, Argentine courts have admitted class actions in certain cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. Recently, some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

In the future, court and administrative decisions may increase the degree of protection afforded to our debtors and other customers, or be favorable to the claims brought by consumer groups or associations. This could affect the ability of financial institutions, including us, to freely determine charges, fees or expenses for their services and products, therefore affecting their business and results of operations.

We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been determined by the Central Bank and other regulatory authorities. The Central Bank may penalize our main subsidiary, the Bank, as well as our subsidiary CCF, in case of any breach of applicable regulations. Similarly, the CNV, which authorizes our securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions on us and our Board of Directors for breaches of corporate governance. In addition, pursuant to Law No. 26,831, the CNV may appoint supervisors with veto powers over resolutions of our Board of Directors and may temporarily remove our Board of Directors, when, as determined by the CNV, minority shareholders’ or bondholders’ interests or rights have been infringed upon. The Financial Information Unit (Unidad de Información Financiera or “UIF”) regulates matters relating to anti-money laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions. Any such regulatory agencies could initiate proceedings against us, our shareholders or directors and, accordingly, impose sanctions on us or any of our subsidiaries.

In addition to regulations specific to our industry, we are subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls.

Specifically, a series of new regulations were enacted from the beginning of 2012 until President Macri assumed office, incorporating new requirements and restrictions for financial institutions, including: (i) mandatory credit lines for productive purposes, with a maximum interest rate established by regulation; (ii) rules limiting the reference interest rate for personal loans and car loans granted to retail customers that are not considered a micro, small or medium size company; (iii) a prior authorization requirement with respect to the introduction of new fees for new products and/or services offered and to increase existing fees; (iv) rules limiting minimum rates applicable to term deposits made by individuals; and (v) rules limiting the ability of financial institutions to receive remuneration or profits from any insurance product that customers are obligated to purchase as a condition for accessing financial services. However, on December 17, 2015, the limits imposed on interest rates applicable to transactions referred to in items (ii) and (iv) were eliminated and financial entities and their customers may now freely agree upon such interest rates. See “Item 4.B Business overview—Argentine Banking Regulation—Interest Rate and Fee Regulations.”

In 2012, the Central Bank increased the capital requirements for financial institutions following the Basel II standard as well as several other measures related to Basel III compliance including with respect to capital, leverage and liquidity.  In addition, since January 2016, pursuant to Communication “A” 5827 issued by the Central Bank, there are additional capital margin requirements, composed of a capital conservation margin and a countercyclical margin. Pursuant to these regulations, the capital conservation margin is 2.5% of the amount of risk weighted assets, or RWA, and in the case of entities considered by the Central Bank to be systemically important, or D-SIB, the margin will be increased to 3.5% of the amount of RWA. The countercyclical margin must be within a range of 0% to 2.5% of RWA. Pursuant to Communication “A” 5938, as amended by Communication “A” 6013, the applicable countercyclical margin is currently 0%. See “Item 4.B Business overview—Argentine Banking Regulation—Minimum Capital Requirements.”

In July 2016, by means of Communication “A” 6013, the Central Bank eliminated the requirement to maintain a certain regulatory capital threshold after the distribution of dividends by financial institutions.

The Central Bank has also imposed restrictions on the positive foreign currency net global position of financial institutions, which have been modified several times, to prevent the Central Bank’s foreign currency reserves from further decreasing. As of the date of this annual report, the positive foreign currency net global position, calculated by using monthly averages of daily balances,  may not exceed 25% of the lesser of the financial institution’s RPC computed for the relevant preceding month or the financial institution’s own liquid assets. This restriction was recently increased to the current 25%, from 10% as it has been reduced by the previous administration. For a more detailed description of changes, see “Item 4.B Business overview—Argentine Banking Regulation—Foreign Currency Net Global Position.”

The absence of a stable regulatory framework or the imposition of measures that may affect the profitability of financial institutions and limit the capacity to hedge against currency fluctuations could result in significant limits to financial institutions’ decisions, such as the Bank and CCF, regarding asset allocation. In turn, this could cause uncertainty and negatively affect our future financial activities and results of operations. In addition, existing or future legislation and regulation could require material expenditures or otherwise have a material adverse effect on our consolidated operations.

In addition, pursuant to Communication “A” 5785, sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the Board of Directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii)  its shareholders, (iii) the members of its supervisory committee and (iv) others, such as its managers.

Even though the Macri administration has taken steps towards increasing the flexibility of the regulatory framework of the financial entities, including the elimination of several restrictions adopted by the previous government as described above, there can be no assurances that new and tighter regulations may not be implemented in the future, which could cause uncertainty and negatively affect our future financial activities and results of operations. Also, the imposition of measures that may affect the profitability of financial institutions and limit the capacity to hedge against currency fluctuations could result in significant limits to financial institutions’ decisions, such as the Bank and CCF, regarding asset allocation. In addition, existing or future legislation and regulation could require material expenditures or otherwise have a material adverse effect on our consolidated operations.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina has a federal system of government with 23 provinces and one autonomous city (City of Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our branches are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

Future governmental measures or regulations may adversely affect the economy and the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Laws and regulations currently governing the economy or the banking sector may continue to change in the future, and any changes may adversely affect our business, financial condition and results of operations.

Several different bills to amend the Argentine Financial Institutions Law No. 21,526 (the “FIL”) have been put forth for review by the Argentine Congress, seeking to amend different aspects of the FIL, including the qualification of financial services as a public service, an increase in governmental regulations affecting the activities of financial entities and initiatives to make financial services more widely available. A thorough amendment of the FIL would have a substantial effect on the banking system as a whole. If any such bill is passed, or any other amendment to the FIL is made, the subsequent changes in banking regulations may have adverse effects on financial institutions in general, and on our business, financial conditions and results of operations.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank and the Convertibility Law. This new law amended the objectives of the Central Bank (as established in its charter) and removed certain provisions previously in force. Pursuant to the terms of the new law, the Central Bank will focus on promoting monetary and financial stability as well as development with social equity. In addition, the concept of “freely available reserves” was eliminated, granting the Argentine government access to additional reserves to pay debt. Further, this new law provides that the Central Bank may set the interest rate and terms of loans granted by financial institutions.

Regarding the reserves, if the Argentine government were to utilize such Central Bank’s reserves to make payments on its public debt or finance public spending, this may result in increased inflation, which would hinder economic growth. In addition, a decrease in the Central Bank’s reserves could adversely affect the Argentine financial system’s capacity to withstand and overcome the effects of an economic crisis (either domestic or international), negatively affecting economic growth and, in turn, our consolidated results and results of operations.

Risks Relating to Our Business

Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our consolidated loan portfolio is more susceptible to economic downturns and recessions.

Our consolidated loan portfolio is concentrated in the segments of middle and lower-middle-income individuals and SMEs, which are more vulnerable to economic recessions than large corporations and higher income individuals.

The quality of our portfolio of loans to individuals and to SMEs is therefore dependent to a large extent on domestic and international economic conditions. Consequently, we may experience higher levels of past due amounts, which could result in higher provisions for loan losses. See “Item 4.D Property, plants and equipment—Selected Statistical Information.”

The loan portfolio of our retail segment, which includes individuals and businesses with annual sales of up to Ps.40 million depending on the business activity, and our consumer finance portfolio, represented approximately 52% of our consolidated loan portfolio (net of allowances) as of December 31, 2016. If the economy in Argentina experiences a significant downturn, this could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

We continue to seek potential acquisitions, but we may not be able to complete such acquisitions or successfully integrate businesses that we acquire.

In addition to organic growth, we have significantly expanded our business through acquisitions. We expect to continue considering acquisition opportunities that we believe may add value and are compatible with our business strategy.

In this respect, we may not be able to continue to identify opportunities or consummate acquisitions leading to economically favorable results or that any future acquisition will, if required, be authorized by the Central Bank, which would limit our ability to implement an important component of our growth strategy. In addition, in the event that an acquisition opportunity is identified and authorized, successful integration of the acquired business entails significant risks, including compatibility of operations and systems, unexpected contingencies, employee retention, compliance, customer retention, and delays in the integration process.

Changes in market conditions and any associated risks, including interest rate and currency exchange volatility, could materially and adversely affect our consolidated financial condition and results of operations.

We are directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variations in market conditions, including interest rate and currency exchange volatility, is inherent in the products and instruments associated with our operations, including loans, deposits, long-term debt and short-term borrowings.

In particular, our results of operations depend to a great extent on our net interest income. Net interest income represented 66.0% of our net financial income plus net services fee income and income from insurance activitites in 2016, 60.0% in 2015 and 59.4% in 2014. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits, without corresponding increases in lending volumes, could adversely affect the Bank’s and CCF’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of a decline in inflation or an increase in competition in the banking sector. The interest rate spreads of the Bank and CCF follow the same trend. If inflation declines, and/or competition continues or increases and interest rate spreads decrease, without corresponding increases in lending volumes, such decrease could adversely affect our consolidated results of operations and financial condition.

We are a holding company and we conduct our business through our subsidiaries. Our ability to invest in our business developments will depend on our subsidiaries’ ability to pay dividends to us.

As a holding company, we conduct our operations through our subsidiaries, the largest of which is the Bank. Consequently, we do not operate or hold substantial assets, except for equity investments in our subsidiaries. Except for such assets, our ability to invest in our business developments and to repay obligations is subject to the funds generated by our subsidiaries and their ability to pay cash dividends. In the absence of such funds, we may have to resort to financing options at unappealing prices, rates and conditions. Additionally, such financing could be unavailable when we may need it.

Each of our subsidiaries is a separate legal entity and due to legal or contractual restrictions, as well as to their financial condition and operating requirements, they may not be able to distribute dividends to us. Our ability to develop our business, meet our payment obligations and pay dividends to our shareholders could be limited by restrictions preventing our subsidiaries from paying us dividends. Investors should take such restrictions into account when analyzing our investment developments and our ability to cancel our obligations.

Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our financial condition and results of operations.

A number of our products expose us to credit risk, including retail loans, consumer finance loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses.

We estimate and establish reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans.

Overall, if we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, our asset quality and our financial condition and results of operations may be materially and adversely affected.

The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the Bank’s agreement with ANSES is terminated or not renewed.

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. In December 2014, pursuant to Resolution No. 648/14, the agreement for each paying agent was extended by ANSES for a six-year period. In December 2016, the Bank made payments on behalf of ANSES to approximately 1,089,000 senior citizens and beneficiaries. Offering this service to senior citizens allows us ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (32% as of December 31, 2016) from the sale of financial services to these customers. The Bank’s agreement with ANSES provides that it will continue in effect as long as the parties continue performing their obligations for a six-year term. ANSES has the right to terminate the agreement with 90 days prior notice.

The termination of the agreement with ANSES, a decision by ANSES not to renew the agreement in December 2020, or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on the Bank’s business and results of operations.

Since deposits are one of our main sources of funds, a sudden shortage of deposits could cause an increase in costs of funding, affect our liquidity rations and have an adverse effect on our revenues.

Deposits are one of our primary sources of funding, representing 77.6% of our total liabilities as of December 31, 2016. A significant portion of our assets has longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their sight deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. In the event of a sudden or unexpected shortage of funds in the banking system, money markets in which we operate may not be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, we may be unable to fund our liquidity needs at competitive costs and our results of operations and financial condition may be materially adversely affected.

Because our main subsidiary, the Bank, as well as CCF, are financial institutions, any insolvency proceeding against them would be subject to the powers of and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If the Bank and/or CCF are unable to pay their debts as they come due, the Central Bank would intervene and revoke their banking and “compañía financiera” respective licenses, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and, as a result, could prioritize the claims of other creditors and third parties against the Bank and/or CCF. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a regular bankruptcy proceeding in Argentina, the United States or any other country.

The special rules that govern the priority of different stakeholders of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect shareholders in case of judicial liquidation or bankruptcy of our main subsidiary, the Bank.

The FIL, as amended by Law No. 24,485 and by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of a financial institution, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with pledge or mortgage, to be paid with all of the funds deriving from the liquidation of such financial institution’s assets. Any such funds would be applied in the following order of priority: (a) deposits of up to Ps.450,000 per entity, or its equivalent in foreign currency (the priority benefits one depositor per deposit), (b) deposits over Ps.450,000 and (c) loans granted to the financial institution directly related to international commerce. As a result of these rules, shareholders may realize substantially less on the claims than they would in a regular bankruptcy proceeding in Argentina, the United States or any other country.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 27, 2017, 126,738,188 Class A shares and 69,003,030 Class B shares. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

CCF use loan securitization as an additional source of its funding and its capacity to successfully securitize its assets on favorable terms affects its funding ability.

For the year ended December 31, 2016, the Bank and CCF securitized an aggregate of Ps.1,581.9 million of loans originated by them. During the years ended December 31, 2014 and 2015, the Bank and CCF securitized an aggregate of Ps.3,513.2 million and Ps.2,376.7 million, respectively, of loans originated by them. Before our Initial Public Offering (“IPO”), loan securitization was part of both the Bank’s and CCF’s funding strategy, although since our IPO we have reduced substantially the securitizations made by the Bank and continued to do so mainly at CCF. CCF’s ability to securitize their loans successfully and on terms acceptable to them depends on the applicable regulations and largely on capital market conditions prevailing in Argentina. Although securitizations markets have remained open in the past years, CCF has no control over capital market conditions, which can be volatile and unpredictable If CCF is not able to continue securitizing part of its loans in the future, whether as a result of deterioration in capital markets conditions or otherwise, it would likely be compelled to seek alternatives for funding which may include short-term or more expensive funding sources or reduce its loan origination, that could adversely affect our consolidated financial conditions and results of operations.

A decline in the performance of the loans that the Bank and CCF have securitized may adversely affect the amount of income they receive in connection with the securitization of their loan portfolio.

As of December 31, 2016, the Bank and CCF jointly held Ps.100.6 million, and Ps.530.6 million in senior bonds, and participation certificates, respectively, issued by various financial trusts in connection with the securitization of their loan portfolio. In each case, the subordinated bonds and participation certificates are subordinated to the senior indebtedness of the related financial trust. If collections with respect to such securitized loans decrease, the amount of the payments that the Bank and CCF will receive in connection with the subordinated bonds and participation certificates that they hold will decline, as the subordinated bonds and participation certificates absorb the losses in the securitized loans. Such decline could result in a material adverse effect on our consolidated financial condition and results of operations.

Early termination of CCF’s business agreement with Walmart could have an adverse effect on our revenue.

In April 2000, CCF (formerly GE Compañía Financiera) and Walmart entered into a commercial agreement pursuant to which CCF became the sole provider of financial services for Walmart’s customers in Argentina. The agreement was renewed in 2005, in 2010 and in December 2014. Such agreement is key to CCF’s overall performance, expires in August 2020 and while it contains an option for renewal, it may not be renewed on the same terms or at all. In addition, the agreement is subject under certain conditions to voluntary termination by Walmart Argentina. The decision by Walmart Argentina not to renew or to terminate the agreement could negatively affect our expected benefit from this alliance and could result in a material adverse effect on CCF’s financial condition and results of operations.

Differences in the accounting standards between Argentina and certain countries with highly developed capital markets, such as the United States, may make it difficult to compare our audited consolidated financial statements and reported earnings with companies in other countries and the United States.

Except as otherwise described herein, we prepare our audited consolidated financial statements in accordance with the Central Bank regulations, which differ in certain significant respects from U.S. GAAP and from Argentine GAAP. As a result, except for our net income and our shareholders’ equity as of and for the years ended December 31, 2016 and 2015 which have been reconciled with U.S. GAAP, our audited consolidated financial statements are not directly comparable to those of banks in the United States. Implementation of IFRS in Argentina is expected to take place for the fiscal years beginning on January 1, 2018.

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We depend on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of our ATM and SST network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with us.

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption.

Although we intend to continue to implement security technology devices and establish operational procedures to prevent such damage, it is possible that not all of our systems are entirely free from vulnerability and these security measures will not be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

Our business is highly dependent on proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems and the third party managers of such systems to effectively manage and process a large number of transactions across numerous and diverse markets and products in a timely manner. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Our business activities may be materially disrupted if there were a partial or complete failure of any of our information technology systems communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially affect us.

We are susceptible to fraud, unauthorized transactions and operational errors.

As with other financial institutions, we are susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of our transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors could have a material adverse effect on us.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious or large transactions to the applicable regulatory authorities. While we have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. If we fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our financial institutions for money laundering or illegal or improper purposes. As of the date of this annual report, we have not been subject to fines or other penalties, and we have not suffered business or reputational harm, as a result of any money laundering activities in the past.

You may not be able to effect service of process within the United States upon the us, our directors and officers and certain advisors.

All of our directors and all our officers and certain advisors named herein reside in Argentina or elsewhere outside the United States. As a result, you may not be able to effect service of process within the United States upon such persons.

Risks Relating to Our Class B Shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

We are a holding company and our ability to pay dividends depends on the cash flow and distributable income of our operating subsidiaries, particularly the Bank. We and our subsidiaries are subject to contractual, legal and regulatory requirements affecting our ability to pay dividends.

In particular, dividend distribution by the Bank is subject to prior approval by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”). The Superintendency will review the ability of a financial institution to distribute dividends upon request for approval. The Superintendency may authorize the distribution of dividends if during the month preceding the request, the following requirements were met: the financial institution (i) is not subject to a liquidation procedure; (ii) is not receiving financial assistance from the Central Bank; (iii) is in compliance with its reporting obligations with the Central Bank; (iv) is in compliance with minimum capital and cash requirements, among others; and (v) the financial institution is not subject to any significant fines — exceeding 25% of the last RPC informed by such financial institution — , debarment, suspension, revocation or prohibition imposed in the last five years by the Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Additionally, situations such as noncompliance with minimum capital requirements or non-payment of principal or interest under the Bank’s outstanding Tier 2 Notes could result in the Bank’s inability to distribute dividends to its shareholders.

In 2015 and 2016, we received the following dividend payments in cash from our subsidiaries: (i) Ps. 61.3 million in 2016 and Ps. 21.9 million in 2015 from SAM, (ii) Ps. 7.0 million in 2015 from Tarjeta Automatica, (iii) Ps. 42.3 million in 2016 from Espacio Cordial, (iv) Ps. 76.8 million in 2016 and Ps. 4.8 million in 2015 from Supervielle Seguros, and (v) Ps. 6.5 million in 2016 from Sofital.  We did not receive dividend payments from the Bank or our other subsidiaries during 2015 and 2016.

Although distribution of dividends to us by the Bank has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may not continue to grant the Bank the authorization to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or such authorization may not be for the full amount of distributable dividends.

Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our Class B shares and/or the ADSs.

On September 23, 2013, Law No. 26,893, which amended the Income Tax Law, was enacted. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”).

However, the Dividend Tax was recently repealed by Law No. 27,260, enacted on June 29, 2016, and currently no income tax withholding is applicable on the distribution of dividends in respect of both Argentine and non Argentine resident shareholders, except when dividends distributed are greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year on which the distribution is made. In such case, the excess is subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. See “Item 10.E Taxation—Material Argentine Tax Considerations.”

In addition, the amended Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents.The income tax treatment of income derived from the sale of ADSs, dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine Income Tax Law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this annual report, no administrative or judicial rulings have clarified the ambiguity in the law.

Therefore, holders of our Class B shares or the ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences of owning our Class B Shares or the ADSs. See “Item 10.E Taxation—Material Argentine Tax Considerations.”

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B shares underlying the ADSs.

Since the beginning of December 2001 until President Macri assumed office, the Argentine government implemented monetary and foreign exchange control measures that included restrictions on the withdrawal of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, most of which were eliminated by the Macri administration.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the ADS holders based on approved audited financial statements no longer requires Central Bank approval, other exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. In particular, with respect to the proceeds of any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is not subject to prior Central Bank approval provided the foreign beneficiary is either a natural or legal person residing in or incorporated and established in jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency.” If such requirement is not met, prior Central Bank approval will be required.

The Argentine government could reinstate restrictive measures in the future. In such a case, the depositary for the ADSs may be prevented from converting Pesos it receives in Argentina for the account of the ADS holders. If this conversion is not possible, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Pesos in Argentina may be subject to restriction. See “Item 10.D Exchange Controls—Other Regulations—Sale of Foreign Currency to Non-residents.”

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

In addition to the trading our ADSs in the United States and countries other than Argentina, our Class B shares are traded in Argentina. Trading in the ADSs or our Class B shares on these markets will take place in different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and pesos on the Mercado de Valores de Buenos Aires (“MERVAL”)), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our Class B shares on the MERVAL could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our bylaws and by the Argentine Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, your rights or the rights of holders of our Class B shares under the Argentine Corporate Law to protect your or their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our Class B shares and the ADSs at a potential disadvantage.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under the Argentine Corporate Law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the Securities Act is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We may not file such a registration statement, or an exemption from registration may not be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Non-Argentine companies that own our Class B shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina.

Under Argentine law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia (Superintendency of Legal Entities, or the “IGJ”), in order to exercise certain shareholder rights, including voting rights. If you own Class B shares directly (rather than ADSs) and you are a non-Argentine company and you are not registered with the IGJ, your ability to exercise your rights as a holder of our Class B shares may be limited.

Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement.

Holders may exercise voting rights with respect to the Class B shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying Class B shares, except if the depositary is a foreign entity and it is not registered with the IGJ, and in this case, the depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Law No. 26,831 requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

•                  the notice of such meeting;

•                  voting instruction forms; and

•                  a statement as to the manner in which instructions may be given by holders.

To exercise their voting rights, ADS holders must then provide instructions to the depositary how to vote the shares underlying ADSs. Because of the additional procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B shares.

Except as described in this annual report, holders will not be able to exercise voting rights attaching to the ADSs.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2016, the ten largest Argentine companies in terms of market capitalization represented approximately 90% of the aggregate market capitalization of the MERVAL. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, if capital controls are imposed by the Central Bank, these could have the effect of further impairing the liquidity of the MERVAL by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Exchange Controls.”

Substantial sales of our Class B shares or the ADSs could cause the price of the Class B shares or of the ADSs to decrease.

We have shareholders that own a substantial amount of our Class B shares or ADSs. If such shareholders decide to sell a substantial amount of our Class B shares or the ADSs, or if the market perceives they intend to sell a substantial amount of our Class B shares or the ADSs, the market price of our Class B shares or the ADSs could drop significantly.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine Corporate Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Item 4.                            Information of the Company

Recent Political and Economic Developments in Argentina

Presidential and congressional elections in Argentina took place in October and November 2015, resulting in Mr. Mauricio Macri being elected President of Argentina. The Macri Administration assumed office on December 10, 2015. Since assuming office, the Macri Administration has announced and executed several significant economic and policy reforms and transactions, including:

•                  INDEC reforms.  Following the 2015 Presidential elections, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC. On January 8, 2016, through Decree No. 55/2016, and based on its determination that the INDEC had failed to produce reliable statistical information, particularly, with respect to CPI, GDP, poverty and foreing trade data; the Macri administration declared a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized.

The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. During the implementation of these reforms, however, the INDEC used official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires. On June 29, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. On November 9, 2016, the IMF Executive Board lifted its censure on Argentina, noting that

Argentina had resumed the publication of data in a manner consistent with its obligations under Articles of Agreement of the IMF.

As of the date of this annual report, the INDEC has published certain revised data, including the CPI for May, June, July, August, September, October, November and December 2016, and January and February 2017, and foreign trade and balance of payment statistics. According to INDEC’s CPI, inflation was 16.9% for the period from May to December 2016.

•                  Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, that were imposed under the Kirchner administration. As a result of the elimination of these restrictions, on December 17, 2015, the Peso depreciated against the U.S. dollar. Immediately after the foreign exchange controls were lifted on December 17, 2015, the dismantling of the multiple exchange regime resulted in the official Peso exchange rate (available only for certain types of transactions) adjusting in value by 40.1%, as the Peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S.$1.00 on December 17, 2015. The Central Bank has since allowed the Peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market. On April 28, 2017, the exchange rate was Ps.15.4268 to U.S.$1.00.

Furthermore, on August 9, 2016, through the issuance of Communication “A” 6037, the Central Bank substantially changed the existing legal framework and eliminated certain restrictions limiting the access to the MULC (as defined below). See “The implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and, as a result, our business” and “Item 10.D Exchange Controls” for a summary of the foreign exchange regulations currently in effect.

•                  Financial policy. Soon after taking office, the Macri administration sought to settle the outstanding claims with the holders of untendered debt, and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding untendered debt. In February 2016, Argentina entered into agreements in principle to settle outstanding claims with certain holders of untendered debt and put forward a proposal to other holders of untendered debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and lifting the pari passu injunctions.

On March 2, 2016, the respective District Court agreed to vacate the pari passu injunctions, subject to two conditions: (i) the repealing of all legislative obstacles to settlement with holders of untendered debt, and (ii) full payment to holders of pari passu injunctions with whom the Argentine government had entered into agreements in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the Settlement Proposal. Argentina closed the April 2016 Transaction on April 22, 2016 and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements of holders of approximately U.S.$4.2 billion principal amount of untendered debt. Upon confirmation that the conditions set forth in its March 2, 2016 Order had been satisfied, the District Court ordered the vacatur of all pari passu injunctions.

Since April 2016, Argentina has continued settling claims with holders of untendered debt consistent with the terms of its February 2016 settlement proposal. As of December 31, 2016, the outstanding principal amount of untendered debt that was not subject to a settlement agreement totaled approximately U.S.$ 1.51 billion.

On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 settlement proposal and alleged a continued violation of the pari passu clause, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that -under New York law- claims relating to untendered debt governed by New York law become time-barred after six years.

•                  Foreign Currency-Denominated Bonds. Since the April 2016 Transaction, Argentina has issued foreign currency-denominated bonds in aggregate amounts of U.S.$9.75 billion and €2.5 billion under foreign law and reopened securities issued under local law for a total of U.S.$1.9 billion. In addition, Argentina accessed the domestic US-dollar market by issuing Treasury bonds (LETES), of which U.S.$9.7 billion were outstanding as of February 20, 2017.

•                  Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. On February 17, 2017, the Macri administrarion eliminated import duties on computers, computers parts and complements (such as printers and digitizers) from 35% to 0%. With respect to payments for imports of goods and services to be performed abroad, the Macri administration eliminated the restrictions on access to the MULC. In addition, importers were offered short-term debt securities issued by the Republic to be used to repay outstanding commercial debt for the import of goods.

•                  Amendment to the Capital Markets Law. In November 2016, the Argentine government submitted a bill to Congress with comprehensive amendments to the current Capital Markets Law No. 26,831, and other related laws. Furthermore, the bill provides for the amendment of certain tax provisions and regulations relating to derivatives, as well as for the promotion of a financial inclusion program. The main proposed amendments, which are generally intended to increase flexibility and legal certainty while mitigating systemic risk and avoiding conflict of interests, include:

(i)                   amendments affecting the power and functions of the National Securities Commission (Comisión Nacional de Valores, or the “CNV”), including its power to appoint observers with veto powers and to remove a company’s board of directors without the prior intervention of a competent court;

(ii)                the reestablishment of the jurisdiction of the commercial courts (as opposed to courts with jurisdiction over administrative matters) to hear appeals relating to resolutions and fines imposed by the CNV;

(iii)             a modification of the criteria to determine, among other things, the price and launch of mandatory tender offers triggered by a change in control; and

(iv)            amendments relating to the sanctions and other powers of the CNV and other amendments relating to the regulation of certain financial products and activities.

•                  Tax Amnesty Law. In July 2016, the Fiscal Sincerity Regime (Régimen de Sinceramiento Fiscal) was introduced through Law No. 27,260 (the “Tax Amnesty Law”) to promote the voluntary declaration of assets by Argentine residents. The Tax Amnesty Law allowed Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, if they could provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate it to Argentina.

In the case of undeclared cash funds that were not deposited in local bank accounts, such amounts had to be declared and deposited before October 31, 2016 in special accounts opened at Argentine financial entities.

Depending on the amount declared, how soon it was declared, the election to subscribe for certain investment securities and the payment method used, those who took advantage of the law would pay a special tax of between 0% and 15% on the total amount declared. Alternatively, they could invest an equivalent amount in Argentine government bonds or a fund that will finance, among other things, public infrastructure projects and small to medium-sized businesses in general. The special tax rate was set as follows: (i) undeclared assets below Ps. 305,000: 0%, (ii) undeclared assets between Ps. 305,000 and Ps. 800,000: 5% on the value of the assets, (iii) undeclared assets (except property) in excess of Ps. 800,000, (a) if declared before December 31, 2016: 10% on the value of the assets, and (b) if declared after December 31, 2016 and until March 31, 2017: 15% on the value of assets.

Taxpayers could elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets.

On April 4, 2017, the Minister of Treasury and the head of the Argentine Tax Autority (Administración Federal de Ingresos Públicos or “AFIP”) jointly announced that, through March 31, 2017, which was the end of the Tax Amnesty Law implementation, a total amount of US$116.8 billion had been reported, which allowed the AFIP to collect approximately US$9.5 billion in relevant taxes, a portion of which would be used to fulfill the payments under the Historical Reparations Program for Retirees and Pensioners (as described below).

•                  Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased sterilization efforts to reduce excess monetary imbalances and raised Peso interest rates to offset inflationary pressure. Inflation from December 2015 to December 2016, as measured by the City of Buenos Aires, stood at 41.0%. Inflation from May to December 2016, as measured by the INDEC, stood at 16.9%. In January 2017, the Central Bank used the 7-day repo reference rate as the anchor of its inflation targeting regime. Short term notes issued by the Central Bank (LEBACs) would be used to manage liquidity.

•                  Retiree Programs. On June 29, 2016, the Argentine Congress passed a bill approving the Law of Historical Reparations Program for Retirees and Pensioners (Ley de Reparación Histórica a los Jubilados), which took effect upon its publication in the official gazette. This program is designed to conform government social security policies to Supreme Court of Argentina rulings. The main aspects of the program include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a universal pension (pensión universal) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps. 47.0 billion and will involve expenses of up to Ps. 75.0 billion to cover all potential beneficiaries.

•                  Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, reducing the primary fiscal deficit by approximately 1.8% of GDP in December 2015 through a series of tax and other measures, and reported a primary fiscal deficit of 4.6% of GDP in 2016, mostly due to taxes collected under the Tax Amnesty Law program in the last two months of 2016. For 2017, the Macri administration set quarterly primary fiscal deficit targets that lead to an annual fiscal deficit target of 4.2% of GDP mainly through the gradual elimination of energy and transport subsidies. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019, reaching a primary fiscal deficit of 2.2% of the GDP.

•                  National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017.

The state of emergency allows the Argentine government to take actions designed to ensure the supply of electricity to the country, such as instructing the Federal Ministry of Energy and Mining (Ministerio de Energía y Minería de la Nación) to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, through Resolution No. 6/2016 of the Federal Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (the Ente Nacional Regulador de la Electricidad or “ENRE”), the Macri administration eliminated a portion of energy subsidies currently in effect and a substantial increase in electricity rates.

As a result, average electricity prices have increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Argentine government’s role as an active market participant, the Macri administration sought to correct distortions in the energy sector and stimulate investment. However, certain of the Argentine government’s initiatives were challenged before the Argentine courts and resulted in judicial injunctions or rulings limiting the Argentine government’s initiatives.

During 2016, lower court injunctions suspended in certain provinces and cities end-user electricity tariff increases implemented as of February 1, 2016, and instructed the Federal Ministry of Energy and Mining and the ENRE to conduct a non-binding public hearing prior to sanctioning any such increases. On October 28, 2016, a non-binding public hearing was conducted by the Federal Ministry of Energy and Mining and ENRE to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (approximately 15 million inhabitants) for the 2017-2021 period in the framework of the Integral Tariff Review (as defined below). On December 14, 2016, eight non-binding public hearings (in Buenos Aires, Mendoza, Neuquén, Mar del Plata, Formosa, Santiago del Estero and Puerto Madryn) were conducted by the Federal Ministry of Energy and Mining and ENRE to present tariff proposals for electricity transmission at the national and regional level and the seasonal reference prices of capacity and energy in the wholesale electricity market, as well as a proposal to reduce subsidies for the 2017-2021 period.

•                  Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the government to assist those in need, the Macri administration has begun updating the tariffs for electricity, transportation, gas and water services (the “Integral Tariff Review”). Each of the announced tariff increases contemplates a social tariff (tarifa social), which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners that receive up to two minimum pensions, workers that receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social program, domestic workers and individuals receiving unemployment insurance. Subsequent modifications to these announced tariff increases were made, including a 20% discount on the regular distribution price for 400 designated energy-intensive companies that purchase electricity directly from distributors.

On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad v/ Federal Ministry of Energy and Mining,” affirmed lower court injunctions suspending end-user natural gas tariff increases sanctioned as of April 1, 2016, and instructed the Federal Ministry of Energy and Mining and ENARGAS to conduct a non-binding public hearing prior to sanctioning any such increases. On September 16, 2016, a non-binding public hearing was conducted by the Federal Ministry of Energy and Mining and ENARGAS to submit (i) transitional tariffs for transportation and distribution of natural gas at the national level in the framework of the Integral Tariff Review for the period 2017-2021, (ii) a new set of gas prices at the Point of Entry to the Transportation System (PIST) and (iii) a proposal to reduce subsidies for the period 2016-2022. Between October 2 and 7, 2016, public hearings were also conducted at the national level with regard to tariff proposals for gas transportation and distribution throughout the country for the period 2017-2021 in the framework of the Integral Tariff Review.

On October 6 and 7, 2016, after conducting non-binding public hearings, the Federal Ministry of Energy and Mining and the Ente Nacional Regulador del Gas (“ENARGAS”) published a new end-user gas tariff scheme. The scheme establishes a two tariff schedule for private residences, establishing lower tariffs for units that decreased consumption compared to the same period in the previous year by at least 15%.

On October 11, 2016, the Federal Ministry of Energy and Mining (a) expanded the amount of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates.

The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average).

•                  Increase in Minimum Income. In December 2016, the Argentine Congress approved an increase in the minimum income threshold in connection with income tax by approximately 23%, from Ps. 25,000 to Ps. 30,670 (net income) for married workers with two children and from Ps. 18,880 to Ps. 23,185 (net income) for single workers. The minimum income threshold will be subject to automatic adjustment going forward, by reference to increases in the average wages paid to public sector employees. The Argentine Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years.

Item 4.A                   History and development of the Company

We are a financial group with a long-standing presence in the Argentine financial system and a leading competitive position in certain attractive market segments. We are controlled by Julio Patricio Supervielle. We trace our history back almost 130 years, when the Supervielle family, predecessors of our controlling shareholder, first entered the Argentine financial services industry in 1887. Below is a brief history of our company, including the participation of the Supervielle family.

Supervielle y Cía. Banqueros

The predecessors of our controlling shareholder emigrated from France in the second half of the 19th century and established L.B. Supervielle y Cía. Banque Francaise (later Banco de Montevideo S.A.) in Montevideo, Uruguay. In 1887, they established Supervielle y Cía. Banqueros (a subsidiary of L.B. Supervielle y Cía. Banque Francaise) in Buenos Aires. Supervielle y Cía. Banqueros offered demand deposits, time deposits, savings accounts, securities trading orders, purchases and sales of foreign currency and drafts and letters of credit payable in European financial centers. Luis Bernardo Supervielle managed the bank until his death in 1901, whereupon the bank’s management transferred to his son, Luis Supervielle, and subsequently to Esteban Barón, son-in-law of Luis Bernardo Supervielle, who in 1905 became president of Supervielle y Cía. Banqueros. Mr. Barón managed the bank from 1905 until 1930, and subsequently served on the board of the bank as an Honorary President until 1964. Mr. Barón’s son, Andrés Barón, joined the bank in 1925 and took over its general management in 1930, also becoming chairman of the board of the bank in 1940. He carried out these functions until 1964, and then served on the board of the bank as an Honorary President.

On December 30, 1940, Banco Supervielle de Buenos Aires S.A., a bank controlled by the Barón and Supervielle families, acquired the assets and liabilities of Supervielle y Cía. Banqueros and listed its shares on the Buenos Aires Stock Exchange. Esteban Barón and his son, Andrés Barón Supervielle, continued to manage the operations of this bank until 1964.

In 1964, Société Générale (Paris) acquired a majority of the capital stock of Banco Supervielle de Buenos Aires S.A. from the Baron and Supervielle families, transforming it into a universal bank with 60 branches and a significant presence in the corporate market. Following the acquisition of control by Société Générale, the Supervielle family had no role in the management of Banco Supervielle. In 1997, Banco Supervielle de Buenos Aires S.A. created Société Générale Asset Management Sociedad Gerente de FCI S.A. On March 20, 2000, the name Banco Supervielle de Buenos Aires S.A. was changed to Banco Société Générale S.A.

Banco Banex S.A.

In 1969, Jules Henri Supervielle, the father of Julio Patricio Supervielle, our controlling shareholder, and cousin of the Supervielle family members who had owned and managed Banco Supervielle de Buenos Aires S.A. until 1964, founded Exprinter de Finanzas S.A., which became Exprinter Banco S.A. in 1991. Exprinter Banco S.A. acquired 100% of the capital stock of Banco San Luis S.A. in 1996 pursuant to a public bidding process organized by its owner, the Province of San Luis. On July 25, 1996, the Province of San Luis entered into a financial agency agreement with Banco San Luis S.A. (the “Contrato de Vinculación”), pursuant to which the Province designated Banco San Luis as its financial agent. The acquisition of Banco San Luis S.A. by Exprinter Banco S.A. was part of a strategic plan aimed at growing in the interior of the country and penetrating the middle and lower-middle-income individual consumer and the SMEs segments. In 1998, Exprinter Banco S.A. and Banco San Luis S.A. merged to create Banco San Luis S.A.-Banco Comercial Minorista, and was later renamed Banco Banex S.A.

Creation of Holding Company

Grupo Supervielle was incorporated in the City of Buenos Aires on October 8, 1979 under the name Inversiones y Participaciones S.A., acquiring the name Grupo Supervielle S.A. in November 2008.

Acquisition of Banco Société Générale S.A. by Banco Banex S.A.

On March 3, 2005, the Central Bank approved the purchase by Banco Banex S.A. of a majority stake in Banco Société Générale S.A., Supervielle Asset Management Sociedad Gerente de FCI S.A. and Sofital S.A.F.e I.I. Upon consummation of this acquisition, Banco Société Générale S.A.’s corporate name was changed to Banco Supervielle S.A. At the time of the purchase, the total assets of Banco Banex S.A. were 61.34% of the total assets of Banco Societé Générale S.A.

Merger of Banco Banex S.A. and Banco Supervielle S.A.

On July 1, 2007, with the prior approval of the Central Bank, Banco Banex S.A. merged into the Bank.

Acquisition of Banco Regional de Cuyo S.A.

On September 19, 2008, the Bank finalized the acquisition of 99.94% of the capital stock of Banco Regional de Cuyo S.A. On September 30, 2010, the Central Bank approved the merger of Banco Regional de Cuyo S.A. with and into the Bank. The merger was completed on November 1, 2010.

Tarjeta Automática S.A. and Cordial Microfinanzas S.A.

In December 2007, we acquired 51% of Tarjeta’s capital stock. The remaining 49% was held by Acalar S.A., an Argentine sociedad anónima 100% owned by the Coqueugniot family (Gabriel A. Coqueugniot, Cecilia B. Coqueugniot, Mónica I. Coqueugniot, and Diana I. Coqueugniot), in equal parts. Following several stock transfers that took place in 2009 and 2010, Tarjeta’s capital stock is, as of the date of this annual report, held 87.5% by Grupo Supervielle, 10.0% by the Bank, and 2.5% by CCF.

In 2007, Julio Patricio Supervielle and Grupo Supervielle created Cordial Microfinanzas. In November 2009, the Bank acquired from Julio Patricio Supervielle and Grupo Supervielle a total of 12.50% of Cordial Microfinanzas’s capital stock. On December 12, 2014, we acquired Julio Patricio Supervielle’s remaining 6.33% share of Cordial Microfinanzas’s capital stock.

On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas to purchase their shares of Cordial Microfinanzas. Ciudad Microempresas is a company owned by Corporación Buenos Aires Sur and Banco de la Ciudad de Buenos Aires. The decision to sell Cordial Microfinanzas was based on our need to focus our resources in designated strategic segments, and Cordial Microfinanzas was not relevant within our total portfolio, as it represented only 0.4% of it.

After the compliance of all required conditions as contained in the offer, Grupo Supervielle and the Bank transferred on March 31, 2017 all their shares of Cordial Microfinanzas to Ciudad Microempresas as detailed below:

(i)             Grupo Supervielle S.A.: 12,219,472 shares, as of such date represented 87.5% of total capital stock of Cordial Microfinanzas; and

(ii)          Banco Supervielle S.A.: 1,745,632 shares, as of such date represented 12.5% of total capital stock of Cordial Microfinanzas.

Acquisition of Cordial Compañía Financiera (formerly known as “GE Compañía Financiera S.A.”)

On July 6, 2010, Grupo Supervielle and the Bank acquired 100% of GE Compañía Financiera S.A. (“GE Compañía Financiera”), a financial services company that specialized in credit cards, personal loans and the distribution of certain third-party insurance products. The transaction was approved by the Central Bank on June 29, 2011. On August 1, 2011, the purchase was completed through a stock transfer in which 5% and 95% of the total shares were transferred to Grupo Supervielle and the Bank, respectively.

Through a strategic alliance with Walmart Argentina, Cordial Compañía Financiera has exclusive rights to promote and sell financial and credit products in Walmart Argentina stores nationwide through August 2020.

We acquired GE Compañía Financiera to further our strategy of increasing our market share in the Argentine banking and financial services industry through the strategic purchase of financial services companies and financial institutions.

On August 1, 2011, the shareholders of GE Compañía Financiera approved the name change to Cordial Compañía Financiera. On August 29, 2011, the IGJ authorized the name change.

Espacio Cordial Servicios S.A.

For business strategy purposes and with the intention of furthering our goods and services business plan, on October 2, 2012, the Board of Directors created a new entity called ECM S.A., which was later renamed Espacio Cordial Servicios S.A.

Espacio Cordial was created to sell insurance plans and coverage, tourism packages, health insurance and health services, electric appliances and furniture, insurance mechanisms and plans and alarm systems. Espacio Cordial deals with insurance services that can be delegated or assigned to third parties by insurance companies, such as Supervielle Seguros, in accordance with laws and regulations as of the date of this annual report.

Acquisition of Supervielle Seguros S.A. (formerly known as Aseguradores de Créditos del Mercosur S.A.)

On February 5, 2013, we and Sofital accepted an offer for the acquisition of 100% of the purchase shares of Aseguradores de Créditos del Mercosur S.A., which on October 30, 2013 was renamed Supervielle Seguros S.A.

On May 14, 2013, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) approved the transfer of the company’s shares. As a result, on June 6, 2013, 95% of the shares of Aseguradores de Créditos del Mercosur S.A. were transferred to us and the remaining 5% of the shares were transferred to Sofital.

Sale of Adval S.A.

On May 30, 2014, Grupo Supervielle S.A. and Sofital S.A. entered into an agreement for the sale of 100% of the shares of Adval S.A. to CAT Technologies S.A. The purchase price is scheduled to be paid in installments due between July 2014 and July 2019. Under this agreement, as of December 31, 2015, Grupo Supervielle and Sofital held credits with CAT Technologies S.A. of Ps.2.3 million and Ps.0.1 million, respectively.

Initial Public Offering (IPO)

On May 19, 2016, Grupo Supervielle completed its IPO and since then, it has been listed on the Buenos Aires Stock Exchange and on the NYSE.  A sizable part of Grupo Supervielle’s shares were placed on the local market and the international market, mainly in the United States, but also in the United Kingdom and other countries, such as Chile and Brazil. As a result of the offer, Grupo Supervielle placed US$253 million in the primary offer.

Sale of Cordial Microfinanzas S.A.

On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas to purchase their shares of Cordial Microfinanzas. Ciudad Microempresas is a company owned by Corporación Buenos Aires Sur and Banco de la Ciudad de Buenos Aires. The decision to sell Cordial Microfinanzas was based on our need to focus our resources in designated strategic segments.

After the compliance of all required conditions as contained in the offer, Grupo Supervielle and the Bank transferred on March 31, 2017 all their shares of Cordial Microfinanzas to Ciudad Microempresas as detailed below:

(i)             Grupo Supervielle S.A.: 12,219,472 shares, which represented 87.5% of total capital stock of Cordial Microfinanzas; and

(ii)          Banco Supervielle S.A.: 1,745,632 shares, which represented 12.5% of total capital stock of Cordial Microfinanzas.

As of December 31, 2016, Cordial Microfinanzas operated through 5 branches, had a total loan portfolio of Ps. 192 million, and held assets representing 0.39% of the total assets of Grupo Supervielle.  Its contribution to the net income of Grupo Supervielle in 2016 was 0.78%.

Cordial Microfinanzas was created in 2007 by Grupo Supervielle to service the microfinance market in Argentina and with the objective of providing technical and financial assistance to micro-entrepreneurs to meet the needs related to their productive, commercial and service activities, thereby contributing to the development of their entrepreneurial capacity. This sale comes as a result of the need to focus Grupo Supervielle’s resources in designated strategic segments.

Executive offices

Our principal executive offices are located at Bartolomé Mitre 434, 5th floor, Buenos Aires, Argentina. Our general telephone number is +54-11-4340-3100. Our website is http://www.gruposupervielle.com. Information contained or accessible through our website is not incorporated by reference in, and should not be considered part of, this annual report.

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.B                   Business overview

Overview

We own the fourth largest Argentine private domestically-owned bank in terms of assets. We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis. The Bank, which consolidated with CCF, is our main asset, comprising 96.4% of our total assets, and has a history of strong growth.  Between the 2014 and 2016 period, our loan portfolio grew at a CAGR of 38.2%, as compared to 30.7% for the Argentine private financial system (excluding public banks). As of December 31, 2016, we served over two million customers, and our assets totaled Ps.53.2 billion (approximately US$3.4 billion), in addition to Ps.10.0 billion (approximately US$629 million) of assets managed by SAM. As of December 31, 2016, the Bank and CCF accounted for 87.6% and 8.8% of our total assets, respectively.

As of December 31, 2016 and 2015, according to calculations performed based on Central Bank and other third party information, our share for the products or segments was as follows:

•                  According to the Central Bank, our market share of personal loans advanced by the Argentine private financial system as of December 31, 2016 was 7.0%, compared to a 5.7% market share as of December 31, 2015.

•                  Leasing: a 12.7% private banks market share, and a private banks market share greater than 13.1% when taking into account our securitized leasing portfolio as of December 31, 2016, compared to a market share of 9.6% and greater than 11.0%, respectively, as of December 31, 2015.

•                  Mastercard credit cards for which billing statements were issued: a 9.2% market share as of December 31, 2016, compared to a 10.0% market share as of December 31, 2015.

•                  Factoring market share of the Argentine financial system as of December 31, 2016, was 6.9% compared to a 5.2% market share as of December 31, 2015.

•                  We managed 12.3% as of December 31, 2016, and 12.9% December 31, 2015, of all social security payments to senior citizens in Argentina.

As of the June 30, 2016, according to the latest available information:

•                  Deposits among private banks in the Mendoza and San Luis regions:  a 55.8% and 18.5% market share, respectively; and

•                  Total loans among private banks in the Mendoza and San Luis regions: a 48.9% and 22.6% market share, respectively.

We offer diverse financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. We have developed a multi-brand business model to differentiate the financial products and services we offer to a wide spectrum of individuals, small businesses, SMEs, Middle-Market Companies and Large Corporates in Argentina. Our current infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 320 access points, which include 176 bank branches (78 of which are branches fully dedicated to serve senior citizens (the “Senior Citizens’ dedicated branches”), 17 banking payment and collection centers, 66 CCF points of sale located in Walmart supermarkets, 61 consumer financing branches and other points of sale, 494 ATMs and 167 self-service terminals. In February and March 2017, the Central Bank approved our request to convert the remaining 32 senior citizen service centers we had, into full bank branches.

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact, including by acting as the exclusive on-site provider of financial services to Walmart Argentina customers at 66 of the 107 supermarkets of Walmart Argentina located in 21 provinces.

As of December 31, 2016 and 2015, on a consolidated basis, we had:

•                  Over two million customers, including 1.8 million retail customers of the Bank and approximately 0.4 million retail customers of our other subsidiaries, 16,078 small businesses and 4,587 SMEs, Middle-Market Companies and Large Corporates as of December 31, 2016, compared to over two million customers, including 1.7 million retail customers of the Bank and approximately 0.4 million retail customers of our other subsidiaries, 14,774 small businesses and 4,492 SMEs,  Middle-Market Companies and Large Corporates as of December 31, 2015;

•                  Ps. 53.2 billion in total assets as of December 31, 2016, compared to Ps.33.0 billion in total assets as of December 31, 2015;

•                  Ps. 35.3 billion in loans to the private sector and Ps.1.5 billion in financial leases as of December 31, 2016, compared to Ps.20.6 billion in loans to the private sector and Ps.1.1  billion in financial leases as of December 31, 2015;

•                  Ps. 631.2 million in senior bonds and participation certificates in financial trusts (which held Ps.1.5 billion in personal loans and financial leases) created in connection with our securitization transactions as of December 31, 2016, compared to Ps.1.4 billion in senior and subordinated bonds and participation certificates in financial trusts (which held Ps.2.8 billion in personal loans and financial leases) created in connection with our securitization transactions as of December 31, 2015;

•                  Ps. 35.9 billion in deposits, including Ps.33.3 billion from the private sector, Ps. 9.3 million from the financial sector and Ps.2.6 billion from the non-financial public sector as of December 31, 2016, compared to Ps.23.7 billion in deposits, including Ps.22.3 billion from the private sector, Ps.251.0 million from the financial sector and Ps.1.2 billion from the non-financial public sector as of December 31, 2015;

•                  Ps.6.9 billion in shareholders’ equity as of December 31, 2016, compared to Ps.2.4 billion in shareholders’ equity as of December 31, 2015; and

•                  4,982 employees as of December 31, 2016, compared to 4,843 employees as of December 31, 2015.

We have developed a segmentation strategy of our customer base to target the specific needs of each category of customers. Our business model has allowed us to deliver sustained levels of growth and profitability, that accelerated since our IPO and capital raise executed in May 2016.

Between 2014 and 2016, our loan portfolio grew at a CAGR of 38.2%, as compared to 30.7% for the Argentine private financial system (excluding public banks). Our ROAE was 37.9%, 30.8%, 22.7%, 32.2% and 26.3% for the

fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, compared to an average ROAE of 24.4%, 26.5%, 29.6%, 28.9% and 27.5% for  the Argentine private financial system over the same periods. We achieved net interest margins of 17.3%, 16.4%, 17.4%, 18.1% and 20.6% for the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, which compares favorably to averages for Argentine private financial system of 12.4%, 12.5%, 14.3%, 19.8% and 14.9% for the fiscal years ended December 31, 2011, 2012, 2013, 2014, 2015 and 2016, respectively. As of December 31, 2016, we accounted for 4.8% of all loans and leasing held by Argentine private financial sector (excluding public banks) and 3.4% of all deposits maintained with such Argentine private financial sector, compared to 3.8% and 3.3%, respectively, in 2012.

Our technology-based sales model enhances our ability to offer customers efficient, high quality service. The Bank has made significant investments in its ATMs and self-service terminal network, more than doubling the network from 2010 to 2016.  We were the first bank in Argentina to use biometrics technology as part of our distribution channels. We also have technology scoring systems that allow for an efficient credit-related decision-making process.

Segments

We conduct our operations through the following segments:

•                  Retail Banking

•                  Corporate Banking

•                  Treasury

•                  Consumer Finance

•                  Insurance

•                  Asset Management & Other Services

Products and Services

We offer our products and services in Argentina’s main regions and cities through our main operating subsidiaries, which include:

•                  Banco Supervielle S.A., a universal commercial banking institution,

•                  Cordial Compañía Financiera S.A., a consumer financing company,

•                  Tarjeta Automática S.A., consumer financing company and distribution network,

•                  Supervielle Seguros S.A., an insurance company,

•                  Supervielle Asset Management Sociedad Gerente de FCI S.A., an asset management company, and

•                  Espacio Cordial Servicios S.A., a retail company selling non-financial products and services.

Our Competitive Strengths

We have achieved a strong competitive position in our core products (personal loans, factoring, leasing and social security payments to senior citizens), as well as an important presence in certain geographical regions in Argentina.

We have developed a leading position in the Argentine market in a number of attractive products to different customer segments.

We are leaders in the Argentine market in the following areas:

•                  Retail Customers. We maintain leading positions in attractive retail banking and consumer financing segments, offering a variety of products, from personal loans and credit cards to social security payment services to senior citizens. As of December 31, 2016, we had approximately 1.8 million retail customers, accounting for Ps.26.0 billion (approximately US$1.6 billion) in deposits. As of December 31, 2016, the Bank and CCF’s personal loans to retail customers represented 7.0% of the Argentine private banks market for personal loans, which ranked fourth out of 65 private financial institutions in Argentina. In December 2016, the Bank managed 12.3% of all monthly social security payments to senior citizens (who collect their payments on a monthly basis), ranking first among Argentine private banks. Additionally, we are the largest private issuer of MasterCard credit cards with billing statements and the exclusive on-site provider of financial services to Walmart Argentina customers, with a contract extended through August 2020, renewable at expiration.

•                  Corporate Customers. We are also a leading provider of specially tailored financial services and products to the corporate sector, with a particular focus on SMEs and Middle-Market Companies. As of December 31, 2016, we had a 12.7% market share in leasing, which ranked fourth out of 50, according to our estimates based on Central Bank information. In 2016, our leasing market share was 13.1% when taking into account the securitized leasing portfolio. As of December 31, 2016, we had a 6.9% market share in factoring in terms of Argentine financial system.

•                  Capital Markets. We have a leading position in the Argentine capital market, which we have developed as part of the Bank’s and CCF’s funding strategy. In 2016, we had a 20.6% share in bank asset securitization and a 4.7% share in the overall Argentine asset securitization market according to our own estimates based on Central Bank and CNV information. In 2016, we had Ps. 3.1 billion (approximately US$199 million) in securitization and bond issuances for our subsidiaries, and Ps.1.6 billion (approximately US$98 million) in securitization and bond issuances for third parties. Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets, and intend to leverage our capital markets capabilities and expertise to serve corporate customers in connection with capital markets transactions.

Access to multiple customer segments through differentiated brands and channels positions us to capture future growth in the Argentine financial system.

We target a broad spectrum of socioeconomic segments and companies of varying sizes using a multi-brand model to offer a wide range of financial services. The Bank offers customized financial products and services to corporate clients, as well as to high net worth and middle-income individuals and to middle and lower-middle-income senior citizens. CCF and Tarjeta focus their products and services on the middle and lower-middle-income segments of the urban population. Our multi-brand model allows us to access segments of the population that are underserved and we believe offer growth opportunities.

We consistently seek to leverage the strong cross-selling potential of our multi-brand and multi-channel business model and our stable pool of over two million customers.

Through our multi-brand and multi-channel approach, we are able to cross-sell and create synergies across our segments. Bancassurance specifically allows us to cross-sell value added insurance products in compliance with the regulations of the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) and of the Central Bank, as applicable. Additionally, our 127 consumer finance points of sale offer an attractive platform for cross-selling certain credit cards and loans. We cross-sell non-financial services and products such as insurance products and plans, tourism packages, health insurance and health services, electric appliances and furniture, and alarm systems through Espacio Cordial and our senior citizens’ dedicated branches.

We believe our investment in developing a strategic national footprint positions us to capture strong growth and benefit from economies of scale.

Through the Bank we have a focused presence in Argentina’s major regions and cities where the GDP per-capita is above US$12,000, and through our consumer finance business we have presence in all the provinces of Argentina. We serve our customers through 320 access points, including 176 bank branches, sales and collection centers, consumer finance, branches and access points within Walmart stores, 494 ATMs, 167 self-service terminals, our call center and home banking and mobile services. The Bank has an important presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area (where approximately 15.6 million or 39% of Argentina’s population resides), through 109 branches and CCF has 22 sales points within Walmart locations. The Bank is also one of the most active players in the Cuyo region, which includes the Province of Mendoza, San Juan and San Luis where it operates through 50 branchesand seventeen collection centers. We have approximately 264,000 customers in Mendoza and approximately 196,000 in San Luis. CCF has seven sales points in the Cuyo region. Through Tarjeta, distribution platform we offer consumer finance services mainly in the Patagonia region, where we rely on 15 branches and 38 sales and collection centers. Given the strength of our network in commercially significant and high-income regions in Argentina, we believe we are well positioned to benefit from economies of scale by leveraging our existing network and growing our revenues without significant investments in additional expansion of our platform.

Our funding base is robust.

We have access to diversified, competitive and stable sources of funding. Our low-cost demand deposit base comprises 39% of our funding base (26% of savings accounts and 12.3% of checking accounts as of December 31, 2016). Furthermore, we use medium term bonds and securitization of consumer finance loans among our funding strategies.

Creation of shareholder value under prudent financial risk management policies and main focus in intermediation activities.

We have generated value and strong growth for our shareholders, while managing financial risks under policies designed to protect our capital and liquidity. In addition to our organic growth, we have successfully acquired and integrated strategic businesses. We have consistently limited our exposure to the non-financial public sector and limited term, currency and other mismatches in our assets and liabilities. We have a high proportion of loans over total assets, and derive our net income primarily from financial intermediation activities rather than from trading or financial investments, which has resulted in more stable sources of income and reduced the exposure of our earnings to market volatility.

Long-standing presence in Argentina’s financial sector, committed controlling shareholder and experienced Board of Directors and management team.

Through our main subsidiary, the Bank, we trace our origins to the banking house Supervielle y Cía. Banqueros, established in 1887. Our long-standing presence in Argentina’s financial sector has allowed us to establish strong long-term relationships with our customer base, build a reputation for personalized customer service and establish the Supervielle brand as a recognized household name in the Argentine banking industry for both individuals and corporations, as well as in the local capital markets. Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and our CEO and has led Grupo Supervielle for near 15 years. During his tenure we have experienced growth in terms of net worth, assets, deposits and our network, and we have successfully completed some of our most significant acquisitions. We rely on a Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our stable senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance.

Our Vision and Strategy

We seek to become the premier bank for individuals and companies in Argentina and to provide a superior banking experience to our customers at all times. In order to achieve our objective of providing best in class customer service, we strive to continuously innovate and optimize our policies and processes by leveraging our long-standing reputation, effective customer segmentation, multi-brand strategy, extensive distribution network and strong digital footprint.

We believe that our success is based on our people. We have developed a strong culture based on shared values: leadership, innovation, simplicity, efficiency, commitment and respect.

The Argentine market is one of the least developed financial systems in Latin America, with a fragmented, competitive landscape. We believe that the market offers a number of growth opportunities which we are positioned to capture given our focus on a distinguished customer experience, our product offering, our extensive distribution network and our leading technology.

We aim to increase our market share of the overall Argentine financial services market by delivering tailored value propositions in each of the key business segments in which we operate: Retail Banking, Corporate Banking, Treasury, Consumer Financing, Insurance and Asset Management and Other Services. We intend to focus on entrepreneurs and small businesses and SMEs, which we believe is a dynamic and underserved sector of the economy. Here, we believe the key factors we should continue to focus on as part of our strategy for this sector are agile time to cash, credit scoring methodology, strong processes and customized value proposition for particular sub-segments, including transportation, real estate, education, professional services and franchises.

We follow a holistic approach to mortgage underwriting as we seek to become one of the market leaders in this segment. This includes alliances with real estate developers, a competitive value proposition and an exclusive agreement with the portal Zona Prop.

The key components of our strategy are as follows:

Increase our market presence in attractive customer segments and products and strengthen our value proposition through an effective customer segmentation strategy

We seek to increase revenues from each of our target customer segments through cross-selling strategies and as described below:

Middle and lower-middle-income population: This segment has one of the lowest banking penetration rates in Latin America and represents an important opportunity to attract new customers. Our exclusive agreements with Walmart Argentina and Hipertehuelche stores position us to reach this segment with a powerful value proposition, particularly consumer finance loans and credit cards. This customer base also offers opportunities for cross-selling of other banking products. Additionally, we continuously analyze opportunities for new product launches to serve this segment as well as opportunities to forge new alliances with other retailers.

High net worth customers: We successfully launched the Identité brand in 2014 with an attractive value proposition designed to capture and monetize the high net worth customer segment. That value proposition includes a wide range of components like premium credit cards, loyalty programs and exclusive events for customers. To reach high net worth individuals, the bank leverages three key assets: a premium, differentiated brand, a highly trained workforce and an excellent branch network in high income neighborhoods.

Senior citizens: We intend to maintain our leadership position in the senior citizen segment, providing unique services and benefits catered to its specific needs. Leveraging our network of specialized service centers we seek to expand our credit card and personal loan business, finance travel packages and consumer goods and services, and distribute insurance products, including life, burial, health, personal accident insurance and home insurance. This segment is adopting technology rapidly, which we anticipate will increase efficiency of service delivery.

Entrepreneurs and Small Businesses:  We aim to continue to expand our market share within our customer base of entrepreneurs and small businesses. We intend to leverage our branch network as a primary means of attracting business and focus on building our customized cash management services.

SMEs and Middle-Market Companies: Our aim is to become the premier bank for SMEs and Middle-Market Companies by deploying outstanding transactional and cash management services. We intend to develop strategic partnerships with key industry players to provide financial services through direct lending or factoring transactions to their critical providers and suppliers along their value chains. We will target specific opportunities and customers in the agroindustry, energy and infrastructure and construction sectors and in some additional specific segments. With respect to the agroindusrial  sector, we strive to deepen our existing relationships with leading industry players, providing financing to their customer base. In San Luis, Mendoza, and Tucumán, where we have a well-established distribution base, we intend to continue to target clients and  value chain related to its main regional economies. With respect to the wine industry, we seek to continue to develop partnerships with premium wine producers and key industry suppliers. With respect to the energy and infrastructure sectors, we target SMEs and Middle-Market Companies along the supply chains of oil and gas (exploration and production), renewable energies projects and medium and large construction companies.

Large corporate customers: We intend to offer a full range of products and services, including financial advice, transactional services, treasury management, short, medium and long term financing to large corporate customers than we have historically targeted. We aim to achieve this goal through quick decision-making with respect to our credit evaluation process, personal attention, increasing transactional services (such as check maintenance, payroll management, payments to suppliers and tax payment services) and building upon our cash management products, payroll management and other products that translate into higher balances of immediately available deposits. As we follow a customized approach across the value chain, suppliers and clients of our Large corporate customers will be another source of SMEs clients origination for the bank.

Leverage our proximity to customers through our extensive distribution network of branches, service centers and sales points to provide a superior customer experience

We have a direct presence in Argentina’s major regions and cities. The Bank has a particularly important presence in the Greater Buenos Aires metropolitan area and the Cuyo region, which includes the provinces of Mendoza, San Juan and San Luis. Given the geographical concentration of our network in commercially significant and high-income regions in Argentina, we believe we are well positioned to benefit from economies of scale by growing our revenues without significant investments in additional platform expansion.

We intend to selectively expand the bank’s network of branches, emphasizing services for high net worth and upper-middle-income individuals and small businesses and SMEs, focusing in the City of Buenos Aires and the greater Buenos Aires area.

We intend to grow the number of hub and spoke sales units specialized in leasing, foreign trade financing and cash management services.

We will build upon our leadership position in retail and corporate banking services in the provinces of Mendoza and San Luis. We plan to continue our partnerships with premium retail stores and shopping outlets to obtain differentiated discounts and benefits for our retail customers, relying on our existing network, which is the largest in the region.

We aim to increase our access to non-banking customers, by developing partnerships with key medium-sized retailers across the country to provide banking services along the lines of our existing alliance with Walmart Argentina.

We plan to continue to expand our dedicated sales force with a focus on new entrepreneurs, small businesses and payroll services, to drive revenues and cross-selling ratios.

We intend to seek new strategic partnerships in the agribusiness sector to provide financial services to leading national and international players catered to their customer base. We plan to broaden our offering of commodity warrants and livestock leasing, leveraging our strong market leadership in San Luis and Córdoba, in the north of Argentina.

Continue capitalizing on synergies by developing new businesses to increase our share of wallet

Our two million customers provide a base from which to expand our share of wallet and increase customer loyalty. The Bancassurance business allows us to cross-sell historically profitable and low-claims products to our existing customer base. We have access through our distribution networks and aim to further develop our Bancassurance distribution model by expanding the variety of insurance products offered by Supervielle Seguros. Espacio Cordial allows us to reach our clients with a wide variety of non-financial products and services, including travel and home appliance financing and health services.

Grow our balance sheet while maintaining our conservative risk management policies

Over the past 15 years we have differentiated ourselves from our competition by systematically securitizing assets, becoming the leader in Argentine capital markets in this segment. Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets,  and we have been growing systematically above industry growth levels.

Our conservative financial policies based on a diversified deposit base, low portfolio concentration, short term high liquidity and low interest rate, term and currency mismatches have allowed us to build a strong franchise in retail and corporate banking. Since the IPO, we increased our deposits following the pace of loan growth, and we will continue to cross-sell to retail and consumer customers and attract cash management deposits from corporate clients. We also intend to continue to access long-term funding from the international capital markets as the Bank did in February 2017 through the issuance of a Peso denominated 3.5 years floating rate note for the equivalent amount of U.S.$300 million.

Improve our efficiency by focusing on innovation and technology

We will seek to increase commercial productivity by optimizing sales time using online and mobile banking, sales and collection centers, streamlining risk assessment and CRM technology. We also plan to continue working with world-class business intelligence tools to increase sales productivity and to improve relationships with clients through better predictive sales actions and communications.

Our strong culture of innovation supports our constantly keeping abreast of customer needs and global trends, creating and efficiently implementing solutions focused on local customer preferences.

We intend to expand our digital banking channel and online banking platform. Our goal is to offer an outstanding digital experience to our clients. We intend to continue to increase the number of active online users and to migrate our services to digital channels, which we expect will allow us to increase low-cost distribution and convert service centers into full bank branches. We also intend to continue launching mobile banking applications, which will enable “one click” payment and “one click” loan functionalities, with anytime and everywhere financial services and provide alerts and messages to customers in order to achieve cost efficiencies through low-cost social network advertising.

We have significantly improved the digital experience of our factoring product line, cash management and payroll services, and introduced “iFactus,” the first portal providing electronic factoring services and “e-Factoring,” an electronic platform which allows for check scanning and electronic delivery to the bank for immediate deposit, custody or discounting, with deferred physical delivery.

In 2016, we created the Digital Innovation Unit. Ongoing technological evolution has given rise to a digital revolution which has a deep impact in the financial system. Changes in customer preferences indicate profound changes in the Banking industry in the future. With this view, the Digital Innovation Unit aims at establishing a deep and dynamic research process for the creation of value for new generations and profiles of users. The Digital Innovation Unit participates in the development of new tools (products or services) generated internally and/or with the participation in the so-called FINTECH companies.

In this context, the following services for the Bank’s clients were generated in 2016:

Chat Banking. Our clients can make enquiries about their bank accounts or cards through Facebook Messenger, without having to leave the Bank’s Home Banking website. This simplifies the communication between the Bank and its clients.

App Supervielle Cheques. The creation of a mobile app that allows the clients to discount or deposit checks with a simple photo, without the need to be present in a branch of the Bank.  This improves the clients’ experience as they can avail themselves of funds without waiting and without having to leave their job places.

Additionally, Banca Digital evolves as a business opportunity of Banco Supervielle within the aforementioned digital revolution, and we intend to continue leveraging on the concepts of creativity and innovation with respect to mobile banking.  The launch of Supervielle Móvil for the IOS and Android platforms has afforded over 90% growth in the number of users. We recently added functions such as Purchase and Sale of foreign currency and making a Time Deposit at a preferential rate.

Over 160,000 users to opt for Home Banking when making transactions.  Today, customers are able to check the holdings of Bonds and Shares, create a Todo Pago virtual wallet or purchase a household appliance from Tienda Supervielle from their homes. We intend to continue to meet the needs of the different segments, expanding the spectrum of transactions available.

In addition, the Walmart Tarjeta App and the Carta App were launched for the clients of CCF. For Grupo Supervielle’s Consumer portfolio (CCF), apps were developed for the clients of Tarjetas Walmart and Tarjetas Carta Automática. Thus, clients can quickly access information about their Consumption, Balances and Due Dates.

With respect to the implementation of biometric identification technology in the financial system, we continue to invest in the upgrade of the existing system to be compatible with new regulatory requirements. Currently, the Bank’s senior citizens can interact with a totally renewed fleet of over 240 biometric terminals, with touch technology and a friendly design.

We also intend to increase our offering of transactional services, such as factoring operations, foreign trade and cash management services (check maintenance, payroll management, payments to suppliers and tax payments).

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	For the year ended December 31, 2016
Segment	Net Revenue	Percentage	Net Income	Percentage
	(in thousands of Pesos)
Retail Banking	5,183,741	58.0%	362,562	27.7%
Corporate Banking	1,123,685	12.6%	337,174	25.8%
Treasury	534,402	6.0%	162,902	12.5%
Consumer Financing	1,238,605	13.9%	67,682	5.2%
Insurance	528,199	5.9%	252,402	19.3%
Asset Management & Other Services	330,229	3.7%	124,773	9.5%
Total Allocated to Segments	8,938,861	100%	1,307,495	100%
Adjustments(1)	42,192		3,809
Total Consolidated	8,981,053		1,311,304

(1)         Includes financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements the net interest income received from the investment of liquity at the holding company, as well as transactions between segments.

The following graphs set forth the breakdown of our net revenue and net income by segment before adjustments as of December 31, 2016.

The following table sets forth the breakdown of our assets by segment as of December 31, 2016.

	As of December 31, 2016
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments(1)	Consolidated Total
	(thousands of pesos)
Assets
Cash and due from banks	1,718,821	161,375	6,208,483	78,394	3,807	6,800	(11,548)	8,166,132
Government and corporate securities	—	—	2,247,370	8,594	104,080	—	—	2,360,044
Loans	13,869,169	16,958,277	1,352,717	4,403,552	—	193,915	(1,521,121)	34,896,509
Other receivables from financial transactions	174,633	317,461	1,639,240	439,471	284,796	179,115	738,020	3,772,736
Receivables from financial leasing	266,305	1,261,942	7	—	—	—	(399)	1,527,855
Other assets	252,895	50,482	169,732	564,484	68,992	121,706	1,254,475	2,482,766
Total Assets	16,281,823	18,749,537	11,617,549	5,134,495	461,675	501,536	459,427	53,206,042

(1)             Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

	As of December 31, 2016
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments(1)	Consolidated Total
	(thousands of pesos)
Securitized Portfolio	819,250	46,410	—	547,867	—	—	—	1,413,427
Loan portfolio on Balance	14,135,474	18,220,219	1,352,724	4,043,552	—	193,915	(1,521,520)	36,424,364
Total Assets	14,954,724	18,266,629	1,352,724	4,591,419	—	193,915	(1,521,520)	37,837,791

Retail Banking

The Bank offers its retail customers a wide range of banking products including personal loans, short term advances, secured loans, payroll services through Plan Sueldo, credit cards, debit cards, savings accounts, time deposits, and checking accounts, as well as financing services and investments such as mutual funds, insurance coverage, guarantees and benefits payments to senior citizens and pensioners, among others.

Products and services are tailored to the needs of the different segments with which the bank works, focused on continuous improvement of customers’ experience. Two of our more strategic segments are the small companies, grouped in Emprendedores & Pymes (Entrepreneurs & SMEs), and high net worth customers, which we refer to as our Identité segment. Additionally, products and services are offered to meet the needs of senior citizens.

The service model is customized to strategic segments while the operations model fosters a commercial and personal approach to customers, an enhanced approach.  The bank has also developed a service model integrating new technologies and digital platforms to accelerate processes and improve customers’ experience, tailored to each profile.

As of December 31, 2016, the Retail Banking segment had Ps.15.0 billion of outstanding loans and financial leases (including securitized loan portfolio), and contributed with Ps.5.2 billion to our consolidated net revenues (58.0% of our net revenues before adjustments) and with Ps.362.6 million to our net income (27.7% of total segments’ net income before adjustments).

We conduct our Retail Banking operations through the Bank.

Our Retail Banking services are focused on the customer segments discussed below.

•      Entrepreneurs and Small Businesses. The Bank considers small businesses to be fundamental drivers for strengthening of productivity in the Argentine economy. For this reason, the Bank redefined its approach to the small business segment in order to develop the necessary tools and services to help small businesses grow and to respond to their needs with convenient and simple solutions. We service small businesses through our Retail Banking segment and SMEs and Middle-Market Companies through our Corporate Banking segment.

In 2016, the branch service model for clients of this segment was consolidated. As a result, 65% of the branches, which concentrate 80% of the clients, have an officer dedicated exclusively to the segment. Officers are one of the differentiating pillars when it comes to providing agility and advice, and therefore, a training and updating plan was developed for products, business models and credit assessment with more than 107 hours of training involving 70 people.

In 2016, the “Ideando” program, which focuses on training, was reinforced. Over 550 SMEs clients from Buenos Aires, San Luis and Mendoza took part in workshops, talks, events and training given by referents of the segment and renowned entrepreneurs.

Retail Banking, in turn, participated as a sponsor at various events, including the Exhibition of Economy and Finance and TED.

•      High Net Worth Customers. We offer our high net worth customers exclusive services such as priority access to our branches with minimal waiting time, concierge services, exclusive back offices for conducting banking activities, dedicated customer service representatives at the call center, a remote investment center and dedicated locations at our branches.

During 2016, the Bank continued to develop the high net worth segment.  The benefits proposal of the segment continued to be among the most attractive on the market. “Todos los Dias” (Every Day) had discounts by line of business and a wide variety of discounts at supermarkets and shopping malls countrywide, where the clients of this segment had added benefits compared to the general portfolio.

Additionally, the high net worth segment continued its strategic focusing on the customers’ needs, mainly on traveling, gourmet cuisine and trends, with differential and exclusive benefits that reflect the segment’s particular level of satisfaction.

•      Senior Citizens. The Bank facilitates ANSES payments to more than 1 million beneficiaries per month, including retirees, pensioners and social plans, and it believes it is the private bank with the largest presence in this segment.

In 2016, it continued to offer products and services in keeping with the needs of retirees and pensioners while deepening improvements in value, including the launch of new products offering packages and discounts in pharmacies and supermarkets.

In order to intensify the diversity in offered products, through the current agreement with the related company “Cordial Servicios,” we expanded technology products and services, as well as health and household products, among others.

The Bank continued to offer automated services for its senior citizen customers through  biometric terminals that identify the beneficiaries and can be used to print senior citizens’ payment records, which are necessary to later receive ANSES benefits through checkout lines or ATMs.  In 2016,  the Bank focused its efforts to adapt the biometric identification system to ANSES Resolution 648/2014.

•                  Persons. Throughout 2016, the Bank, aligned with its strategy to offer products focused on the needs of its customers, continued to develop its value proposal and service model for mid- and low-income customers.

The proposal of benefits was focused on increasing the main pillars with customers and covering their expectations according to their income, with a preference for those whose salaries are deposited in the Bank.

With respect to customer service, the strategy used was to sub-segment clients in order to optimize the different service channels.

In 2016, the increase in the penetration of products over the portfolio of clients of the segment was significant, which generates greater customer loyalty.

Through our Retail Banking segment, we offer retail customers a wide range of products as described below.

Packages of banking services. As of December 31, 2016, the Bank maintained more than 2.1 million savings accounts and more than 71,000 checking accounts. In 2016, the Bank serviced more than 670,000 product bundles for senior citizens, more than 159,000 Plan Sueldo (“Payroll”) accounts and more than 42,000 product bundles for high net worth customers. During 2016, banking by customers was promoted by offering free savings accounts with their corresponding debit cards, allowing each customer of the financial system to be able to make transactions with them. We also promoted the digitalization of the Bank’s clients through the provision of accounts statements through home banking.  In accordance with the needs of the senior citizen segment, a new product offering was launched: Paquetes Active, Liberté and Liberté Gold. In addition, the Visa Debit product was made available to the Entrepreneurs and SMEs segment.

Investments. The Bank is focused on increasing digital operations.  In 2016, the Bank reached 65% of placement in time deposits and 88% in mutual funds through the different digital channels. Available channels for the operation of time deposits was improved in 2016, and automatic and mobile phone banking were launched, providing customers with increased flexibility. The products offered were also extended through the Unidad de Valor Adquisitivo (“UVA”) time deposits, following changes to local economic policies. In 2016, focused on the needs of each customer segment, we continued to promote different investment alternatives, doubling the portfolio of mutual funds in Retail Banking.

Insurance. The Bank has continued to grow in the insurance business. In 2016, new policies were acquired through its channels, ending the year with a stock of approximately 600,000 current polices.  Focused on the growth of the business, the Bank added sales of products such as Bolso Protegido (Protected Bag) and Accidentes Personales and Seguros de Vida (Personal Accidents and Life Insurance). We have also worked on developing specific products for the Identité segment and continue to work to incorporate new coverage for the other customer segments.

Foreign Exchange Services. In 2016, following the lifting of exchange controls by the BCRA, the Bank substantially increased operations with its retail clients. The progress in digital development allowed the incorporation of the mobile platform as a medium for the purchase or sale of dollars or euros, adding such features to the Home Banking, through which customers can operate in extended hours from 8 a.m. to 8 p.m.  With respect to international transfers, the new regulations issued throughout the year have aided us in the development of streamlined processes that can be effected from almost any of our service centers.

Loans. We offer personal loans, short-term advances and salary advances to payroll customers.   In 2016, the offer of Personal Loans was redesigned in accordance with the needs of each segment. In addition, special lines were developed to attract and retain clients of strategic segments. Campaigns of “Solo por Hoy” (Just for Today) were held, in which special loans were offered to select customers.  In 2016, the UVA Mortgage Loans were launched. The Bank believes it offers the largest amount of such loans in the financial system and is the only bank granting such loans for a second home. Likewise, the Bank joined the Pro.Cre.ar Program, providing its clients with a comprehensive range of products.

Credit Cards. As of December 31, 2016, the Bank maintained approximately 657,000 Visa and MasterCard accounts. Over the course of 2016, the Bank added more than 50,000 new credit card customers. In 2016, improvements were made to the technology of the products, mainly in the MasterCard brand. The functionality of Contactless was added, with the Bank being 1 out of the 3 banks that implemented the above-mentioned solution in Argentina. An international agreement with MasterCard WorldWide was also reached, with the Bank being the lead member. Focusing on operational improvements, our origination processes were reorganized, allowing the sale of credit card products through various channels, whether by sales forces or external marketers, thereby accessing additional customers.  The “Estás ahorrando todos los días” benefits program was continued, in which each day of the week there is an exclusive benefit per line of business. Financing in travel agencies and airlines and supermarkets also continued, and special agreements with Mercado Libre were closed. Numerous Happy Days were carried out as well as specific promotions on special dates such as holidays.  During 2016, we added the AERIS program, a rewards program for those clients holding corporate and business cards, with accumulation of miles according to their respective segments.

Total deposits from the Retail Banking segment as of December 31, 2016 amounted to Ps.26.0 billion (US$1.6 billion), a 64.6% increase from the Ps.15.8 billion recorded as of December 31, 2015. Retail branch deposits and Senior Citizens deposits continued to represent a high portion of total deposits. In 2016, retail branch deposits plus Senior Citizen deposits represented 60% of total deposits compared to 54% in 2015.

In 2016, we continued to remodel our branches as part of our rebranding process, which has been aimed at improving customer experience and creating a more convenient and customer-friendly environment. Among the branches rebranded were:  Lomas de Zamora, Lomas de San Isidro, Plaza San Martín, La Punta and Microcentro in the city of Buenos Aires. Customer service was unified by segment and commercial processes under the ONE name, which allows further strengthening of the model of relational banking and personalized service. Focused on enhancing the clients’ experiences, we implemented the Net Promoter Store (“NPS”) methodology, with the referents of each branch highly involved in the process. Additionally, a synergy project was launched between sales forces channels and branches to strengthen management within the Entrepreneurs & SMEs segment.

With respect to our network of service centers, we launched a new service model, seeking to improve and streamline the quality of customer service in the senior citizens segment, providing automatic solutions to queries, benefit payments and life certificates. In this sense, the biometric system allows for queries such as those related with collection dates, generation of PINs and the printing of the most recent salary balances. In addition, an indoor ATMs implementation plan was initiated, which optimizes the customer service flow and reduces waiting times.

Corporate Banking

The Bank, through its Corporate Banking segment, generally works with SME’s with annual sales over Ps. 40 million and below Ps. 200 million Middle-Market Companies with annual sales over Ps. 200.0 million and below Ps. 1.0 billion and Large Corporates companies with annual sales over Ps.1.0 billion. The Bank concentrates its Corporate Banking efforts on the City of Buenos Aires and the provinces of Buenos Aires, Córdoba, Santa Fe, Mendoza, San Juan, San Luis and Tucumán and also has an important Corporate Banking presence in the Cuyo region. The Bank also offers services in the rest of the regional economies in Argentina where the volume and profitability justify operations. Services to SMEs and Middle-Market Companies in the City of Buenos Aires and the outlying areas are provided through regional branches located in the areas with the highest population density and industrial and commercial activity. We believe that our proximity to our corporate banking customers gives us a competitive advantage.

As of December 31, 2016, the Corporate Banking segment had Ps.1.1 billion of outstanding loans and financial leases (including securitized loan portfolio), and contributed with Ps.1.1 billion to our consolidated net revenues (12.6% of our net revenues before adjustments) and with Ps.337.2 million to our net income (25.8% of total segments’ net income before adjustments).

The main financial and transactional products and services that our Corporate Banking segment offers are factoring, leasing, employee payroll services (through which we offer solutions to meet our customers’ working capital needs), foreign trade and cash management and transaction services. In addition, our Corporate Banking segment also offers checking account short-term advances, factoring, secured and unsecured loans, Sociedad de Garantía Recíproca (SGR)-guaranteed loans, pledge loans, supplier payment services, check custody services, armored transportation services, collections services, corporate credit cards, pension services, deposit accounts (including time deposits and short-term deposits) and mutual guarantee society services.

The following sets forth additional information on the main products and services offered by our Corporate Banking segment:

Leasing. During 2016, we continued offering livestock leasing to companies in the agricultural sector, an exclusive product of the Bank. As of December 31, 2016, we had a 12.7% market share in leasing in terms of private banks in Argentina, which we believe would increase to more than 13.1% if we were to consider our securitized leasing portfolio.

Factoring (check discounting, invoices and work certificates). We participate in the check discounting market by offering three categories of products: (i) with recourse, where the customer who discounts the check with us assumes the insolvency risk, (ii) first loss, where the customer assumes part of the insolvency risk, and (iii) non-recourse, where the bank assumes all insolvency risk. Corporate Banking factoring transactions represented 16.8% of the Bank’s loan portfolio as of December 31, 2016, and the Bank’s estimated share of the factoring market of Argentine financial system as of December 31, 2016 was approximately 6.9%, according to the most recent publicly available information published by the Central Bank.

In 2016, E-Factoring continued to be promoted, which allows, by means of installed readers, images of the checks to be received and cashed or deposited, streamlining their processing and reducing time and cost.

Foreign Trade. 2016 was characterized by a simplification in the foreign exchange regulations applicable to foreign trade and by a significant growth of related financing operations. Within this framework, financing operations in dollars was significantly increased.

Through the Bank, we are active participants in foreign trade financing and offer personalized advice regarding technical, commercial and regulatory matters related to foreign trade. The Bank draws on a trained staff to advise customers on foreign trade, foreign exchange transactions, international transfers, credit assistance in connection with products offered, and operating issues.

In 2013, the Bank rolled out its “e-comex” product from home banking in order to improve the quality of its foreign trade financing products. E-comex allows corporate customers to manage their foreign trade payments and collections electronically. In 2016, the e-Comex channel continued to be consolidated, whereby importer and/or exporter clients can check their ongoing transactions and manage their collections and/or payments through Home Banking of Corporate Banking.  Such operations managed online reached as high as 61% of total operations in December.

In order to provide international factoring services, in November 2007, the Bank joined Factors Chain International (“FCI”), an international network of leading factoring companies whose common goal is to facilitate international trade through factoring and related financial services. The Bank maintained its leading position as the only bank in the Argentine financial system to operate”international factoring” as a member of the FCI network, the most extensive and prestigious chain of factoring companies.

Finally, we began to participate as a sponsor with the Argentine Ministry of Foreign Affairs in a strategic positioning program for five selected sectors of activity (electrical and electronic machinery, dairy industry, knowledge industry, machinery for the oil industry and medical laboratories), where the Bank participates jointly with IAE-Universidad Austral, INTI and Argentina’s Banco Nación.

Cash Management and Transaction Services. Through the Bank, we offer a range of products and services designed to assist in the corporate administration process, including payments to suppliers, electronic banking, payments and collections, cash management and armored transportation. Supplier payment services ensure timely payment, optimize the use of customers’ funds and simplify our customers’ administrative tasks. The various payment options are designed to meet each company’s needs and include short term advances based on deferred payment checks, with their respective statements and tax payment receipts, as well as transfers and payments against revolving credit facilities. Additionally, the Bank offers a convenient integrated check issuance, delivery and discounting service. Under various collection agreements entered into with service providers and public sector agencies, the Bank offers a comprehensive invoice and tax collection service using tellers, as well as a range of electronic payment options. Moreover, in the event that a company is paid for its products or services by credit card or voucher, the Bank serves as a payor bank for the major brands in the market, which enables credit card or voucher payments to be credited to the company’s account with the Bank.

As members of the Red Interbanking (a network comprised of Argentina’s major financial institutions), the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. The Bank’s corporate customers can connect to the service from their personal computers at any time and review their accounts at any member bank, send messages to the Bank, transfer funds, make electronic wage payments, supplier payments and tax payments, and display market data. The Bank offers different electronic products for each segment of its corporate clientele, for example, Datanet Plus, Datanet Manager and InterPYME. Datanet Plus and Manager target SMEs, Middle-Market Companies and Large Corporates and InterPYME is a product designed for small businesses. The Bank processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time.

The Bank offers corporate electronic home banking services, which allows customers to access their bank accounts and information regarding the Bank’s primary products and services online without having to leave their homes. People and businesses can access their account balance information and monitor  account activity, factoring transactions, payments, deferred checks in custody and the status of checks written through the supplier payments service. Customers can also check the status of payments to leasing transactions and foreign trade transactions, request checkbooks, carry out account transfers, pay paychecks, suppliers and corporate credit card bills, access electronic payment services for foreign trade services and discount checks remotely through the e-factoring service with the electronic platform.

Mutual Guarantee Societies (“MGSs”). We are a key player among MGSs.  During 2016, the Bank worked with 25 out of the 34 authorized MGSs in the system. The loan stock as of December 31, 2016 reached a total of Ps.368.0 million, a 144.5% increase as compared to December 31, 2015.

Wines Division. During 2016, the Bank consolidated its position as the leading bank in the wine sector in Argentina. We strengthened our focus on exporting wineries, increasing dollar financing to its customers. As of December 2016, the stock of loans granted to wineries in that currency exceeded US$30 million.

In 2016, the Bank became the second bank to assist the wine sector (after Banco Nación) and the first private bank when taking into account total loans to wineries. The Bank believes it is the leading bank in terms of number of customers, with over 160 operating wineries, in addition to the main suppliers of all sectors in the industry. The Bank’s customers range from the most important grape producers to the companies that supply them with all the necessary instruments for the elaboration and fractionation of wines. In 2017, products are expected to continue to be launched to further penetrate the value chain.

The Bank intends to deepen its focus on the wine sector and, to this end, plans to have an exclusive space for wineries in Mendoza, while incorporating personnel that provides specialized service for this division.

Treasury

The Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Retail Banking segment, the Corporate Banking segment and its own needs. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients. In 2016, this segment contributed Ps.534.4 million to our consolidated net revenues (6.0% of total segments’ net revenues) and Ps.162.9 million of net income (12.5% of total segments’ net income).  Below is a description of the services offered under this segment:

Treasury. The Bank’s trading desks trade financial assets on a proprietary and third-party basis, sell financial products, and implement the Asset and Liability Management Committee (“ALCO”) decisions, within the board’s policies, regarding the Bank’s liquidity and financial risk management policies. The Bank’s trading operations include money market instruments, which include institutional investor deposits, public debt instruments, Central Bank debt notes, foreign exchange, stocks, futures, swaps and repos. Trades develop within the limits of a comprehensive risk map which sets limits on counterparty risk and on long and short positions for each asset class, depending on volatility, traders’ seniority level, and other factors. The risk map also determines stop-loss policies. In 2016, Banco Supervielle managed to grow in volume in all products operated, including foreign currency, public and private securities, stocks and derivatives. The Bank managed to position itself as one of the benchmarks of the market among institutional investors in all types of operations. This shows a great presence in the Argentine market in terms of financial products.

Correspondent Banking. The 2016 year was characterized by a substantial increase in the volume of available foreign credit lines, as well as a reduction in the cost of such lines. In this context, new lines of correspondence were opened and existing ones were expanded. Likewise, the terms offered by foreign correspondent banks were lengthened.

With respect to our strategy of maintaining a close relationship with multilateral credit agencies, we are analyzing financing offers we have been received for 5 to 7 year terms, and in one case a letter of intent has already been signed, to obtain financing with a 5-year term.

As part of its program to expand relations with foreign entities, taking advantage of the FELABAN 2016 meeting in Buenos Aires, the Bank organized a welcome  reception to promote international factoring with the Secretary General and Directors of FCI.

Capital Markets. The Bank’s capital markets department is responsible for structuring and placing debt and securitization instruments, primarily financial trusts, both for third parties and for all our subsidiaries. The Bank is one of the leading entities in the Argentine capital markets, with a 6.4% market share in Argentina in the year ended December 31, 2016.

During 2016, we organized and placed Financial Trusts for Grupo Supervielle’s companies (Banco Supervielle, CCF and Cordial Microfinanzas, which was still our subsidiary at that time) for Ps.1,651 million in 7 issues and negotiable obligations for Ps.1,495 million in 7 issues. Also in 2016, we organized or placed third-party financial trusts for Ps.1,432 million in 8 issues and negotiable obligations for Ps.127 million in 2 issues.

Public Sector and Intermediaries. In 2016, the Bank continued as financial agent of the Province of San Luis. It also offers payroll services in several municipalities of the Province of Mendoza, including Mendoza Capital, Godoy Cruz, Las Heras, Luján de Cuyo, Guaymallén, San Martín and Malargüe. The Bank won the tender of financial agent in the department of Godoy Cruz and renewed the contracts of Mendoza Capital and San Martin. Lastly, the Bank continues to be financial agent of the Municipality of Lujan de Cuyo and payment agent in the municipalities of the Buenos Aires and the Province of Cordoba.

On January 17, 2017, the Province of San Luis notified the Bank of its decision to terminate, effective as of February 28, 2017, the Financial Agency Agreement. The Financial Agency Agreement had been renewed twice and was due to expire in 2021.

The Bank has maintained a presence in the Province of San Luis since 1996. After acquiring Banco de San Luis in 1996, the Bank was appointed exclusive paying agent for the government of the Province of San Luis to provide financial agency and tax collection services to the Province of San Luis and serve as payor bank to provincial government employees.

As of the date of this annual report, the Bank has a private sector business franchise in the Province of San Luis as well and provides full banking services to individual consumers and small and medium-sized companies. Further, the Bank provides its corporate customers in the Province of San Luis with a wide range of financial services and has a primary focus on infrastructure and construction projects.

As of December 31, 2016, the Bank’s exposure in the Province of San Luis was as follows:

As of December 31, 2016

Ps. (in millions)

Loans
Grupo Supervielle Total Loan Portfolio	38,823
Payroll loan to the Province of San Luis employees	732
Payroll loans to the Province of San Luis employees / Grupo Supervielle Total Loan Portfolio	2%
Loans to the provincial government	—
Deposits
Consolidated Total Deposits	35,898
Deposits made by the Province of San Luis	2,013
Deposits made by the Province of San Luis / Consolidated Total Deposits	6%
Net Revenue
Related Net Revenue / Grupo Supervielle’s Consolidated Net Revenue	4%
Operating Data
Employees	298
Branches	22
Senior Citizen Service Center	3
ATM’s & Self Service Terminals	129

Of our approximately 194,000 customers in San Luis, we offer payroll services to about 21,000 employees that were covered by the services provided under the Financial Agency Agreement.

The Bank continues to provide financial services to the provincial government of the Province of San Luis and its employees in spite of the termination of the Financial Agency Agreement. The government of the Province of San Luis has indicated that it will invite banks, including the Bank, to participate in the selection of a new financial agent. The Bank expects to continue acting as financial agent for the Province of San Luis until a new financial agent is selected. As of the date of this annual report, the Province of San Luis has not yet released the terms and conditions of the auction to be held by the Province of San Luis for the new financial agency agreement.

If the Bank is not appointed as financial agent and is replaced in such a role by another entity, it could have a negative impact on the Bank’s business in the Province of San Luis, including on the recovery rate of loans to Provincial government employees who are customers, and may require the closing of some branches.

Consumer Financing

Through CCF, we offer private label credit cards, consumer credit for goods and cash loans to middle and lower-middle-income underserved banking segments focusing its operations on two key tenets:

(i)      Accessibility: flexible proposals focused on the client and adapted to the multichannel concept.

(ii)     Diversification: products that satisfy the needs of customers at each stage of their lives with personalized offerings and differential value proposals depending on the different clusters to which they belong.

The Consumer Financing segment’s loan portfolio totaled approximately Ps.4.6 billion (US$289.7 million) at December 31, 2016 (the securitized loan portfolio).

For the year ended December 31, 2016, Consumer Financing contributed Ps.1.2 billion to our consolidated net revenues (13.9% of our net segments’ revenues) and Ps.67.7 million of net income (5.2% of total segments’ net income).

As of December 31, 2016, CCF had total assets of Ps.4.9 billion, net shareholders’ equity of Ps.654.9 million and a a personal loan portfolio and credit card loan on balance of Ps.4.0 billion (including the securitized loan portfolio, the total loan portfolio and credit card loans amounted Ps. 4.6 billion) and approximately 379,000 active credit card issued.

As of December 31, 2016, CCF offered the following products:

Credit Cards. CCF’s credit card is a financial tool through which its clients can make purchases in the network of businesses that accept MasterCard and obtain cash advances, pursuant to limitations set forth by CCF. Marketing for the CCF credit card is carried out in permanent marketing spaces located in Walmart Argentina stores, Hipertehuelche and Tarjeta’s branches. CCF has exclusive rights to promote and sell financial and credit products in Walmart Argentina stores nationwide through August 2020.

Private Label Credit Cards. CCF’s private label credit cards are credit cards that may only be used in Pesos and at the business through which they were issued. These private label credit cards aim to increase customer loyalty and generate incremental sales for the business. As of the date of this annual report, Walmart Argentina is the only business that offers a private label credit card.

Insurance and other non-financial products. CCF offers personal accident insurance, protected bag insurance for personal property contained in a bag, backpack, wallet, fanny pack or other bag that is either lost or stolen, health insurance, unemployment insurance, total Protection, household assistance, extended warranty, protected technology, and home on behalf of the insurance companies with which CCF has an agreement.

Personal Loans. CCF offers cash loans to individuals at a fixed interest rate. In 2016, CCF granted more than 106,000 personal loans, amounting to Ps.2.4 billion in the balance of personal loans.

Consumer Loans. CCF offers lines of credit for the purchase of specific products.

Walmart Financial Services. The agreement as exclusive provider of Walmart financial services is in force until August 2020, in accordance with the third renewal of the contract in December 2014 for a fourth consecutive year. In 2016, CCF continued to focus on increasing its share as a means of payment in Walmart’s sales, achieving a market share of 7.3% in 2016, as compared to 6.8% in 2015.

Insurance

We offer insurance services by leveraging our access to our approximately 2.2 million clients through our other business segments.

In 2016, our insurance operations through Supervielle Seguros contributed Ps.528.2 million to our consolidated net revenues (5.9% of our net segments’ revenues) and Ps. 252.4 million of net income (19.3% of our segments’ net income).

Supervielle Seguros began issuing its policies in October 2014 starting with a few non-credit related insurance products, such as “protected bag” insurance and “personal accident” insurance.

By the end of year 2015, Supervielle Seguros began issuing credit-related policies. Supervielle Seguros’s business substantially grew since then, partly because of the growth of the loans and credit card portfolio balances and partly because of the migration of some of the portfolio previously booked in a third party insurance company.

In March 2016, the Central Bank issued a new resolution, effective as of September 1, 2016, which prohibits financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance and total and permanent disability insurance for debit balances for their clients. As a result, since September 1, 2016 Banco Supervielle and CCF assume these risks by self-insuring and no longer contract new credit related insurances.

In 2016, Supervielle Seguros consolidated its offers in the following products:

Protected Bag Insurance. Protected bag insurance is insurance for personal property contained in a bag, backpack, wallet, fanny pack or other bag that is either lost or stolen. Protected bag insurance can cover items such as cellular phones, makeup, planners, lost documents, keys and locks. In addition, protected bag insurance may cover a certain amount of charges from fraudulent credit card use as a result of a lost or stolen bag.

Personal Accident Insurance. Personal accident insurance covers policy holders in the event that they suffer an accident, subject to certain exclusions.

Life insurance. Supervielle Seguros markets its life insurance products to the Bank’s senior citizen customers and sells its products through its own sales force that works within the Bank’s service center network. The basic life insurance product includes coverage for death, and customers can add varying degrees of coverage for accidents, serious and terminal illnesses and transplants.

Life insurance and total and permanent disability insurance for debit balances. In the third quarter of 2015, Supervielle Seguros began to offer an insurance product that covers debit balances in the event of death or total and permanent disability. However, as mentioned above, since September 1, 2016, Banco Supervielle and CCF assume these risks by self-insuring and no longer contract new credit related insurances.

Supervielle Seguros has experienced a trend of growth in gross written premiums, reporting Ps.145.5 million in the first quarter of 2016, Ps.191.5 million in the second quarter of 2016, Ps.225.6 million in the third quarter of 2016 and Ps.199.0 million in the fourth quarter of 2016.

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2016.

Gross written premums by product

Ps. in millions

						% Change
	4th quarter 2016	3rd quarter 2016	2nd quarter 2016	1st quarter 2015	4th quarter 2015	4th quarter 2016 vs. 3rd quarter 2016	4th quarter 2016 vs. 4th quarter 2015
Life insurance and total permanent disability insurance for debit balances	103.4	136.6	109.2	78.1	15.1	(24.3)%	584.9%
Personal Accident Insurance	13.2	12.6	12.0	10.0	9.3	5.0%	42.4%
Protected Bag Insurance	28.0	26.9	25.9	21.3	20.3	4.1%	37.7%
Life Insurance	54.4	49.6	44.4	36.1	35.6	9.7%	52.8%
Total	199.0	225.6	191.5	145.5	80.4	(11.8)%	147.5%

Asset Management & Other Services

We also offer mutual fund services through SAM, and non financial services and products through Espacio Cordial. Until March 31, 2017, we also offered microcredit services through Cordial Microfinanzas.

In 2016, these additional operations contributed Ps.330.2 million to our consolidated net revenues (3.7% of our segments’ net revenues before adjustments) and Ps.124.8 million of net income (9.5% of our segments’ net income before adjustments).

In 2016, SAM recorded Ps.77.4. million of net income, compared to Ps.81.8 million and Ps.18.5 million for years ended December 31, 2015 and 2014, respectively.

SAM’s assets under management amounted to Ps.10.0 billion as of December 31, 2016, compared to Ps.5.9 billion and Ps.3.4 billion as of December 31, 2015 and 2014, respectively.

As of December 31, 2016, SAM has approximately 8,000 customers.

The following graph sets forth the breakdown of SAM’s assets under management as of December 31, 2016.

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its PREMIER funds family. As of December 31, 2016, SAM had US$10.0 billion of assets under management.

SAM’s PREMIER funds family is composed of eleven funds:

•                  a short-term fund (Premier Income Fund Qualified in Pesos);

•                  five fixed-income funds (Premier Plus Income Fund in Pesos, Premier Fixed-Income Savings Fund, Premier Capital Fund, Premier Fixed-Income Growth Fund, and Premier Mixed Income Fund in US$);

•                  an equity fund (Premier Equity Fund);

•                  a fund specifically for investments in securities issued by SMEs (Premier Common Investment Open SMEs Fund); and

•                  three mixed-income funds -one of them invests in agricultural commodities derivatives (Premier Agricultural Commodities) and two of them invest in a diversified portfolio or fixed income, equity and derivatives-.

The placement of these products is made by the Bank primarily through its commercial channels, by SAM and by brokerage firms. In December 2014, SAM began to offer its fund investment services to customers through the Bank’s corporate home banking service. This service broadens SAM’s channels of distribution and offers clients a high quality service.

In 2017 SAM plans to broaden its products in accordance to the new opportunities introduced by the new Capital Markets Law.

Retail Sales. Espacio Cordial sells various types of goods and services through a wide range of distribution channels, with a focus on cross-selling to our banking customers.

In 2016, Espacio Cordial conducted business through sales points located in the Bank’s service centers throughout Argentina, as well as by catalog orders placed at call centers. Espacio Cordial developed two online sales units in 2015: CordialShop.com.ar and TiendaSupervielle.com.ar, selling primarily household appliances, health plans, security products and prepaid services. In December 2014, Espacio Cordial obtained authorization from the Ministry of Tourism (Ministerio de Turismo) to operate as a travel and tourism company. In 2016, Espacio Cordial sold approximately 75,000 electronic products and approximately 150,000 prepaid service plans.

In 2016, net revenues amounted to Ps.152.2 million (US$9.6 million) compared to Ps. 115.8 million in 2015.

Espacio Cordial has a presence in all of the Bank’s senior citizen´s dedicated branches. In 2016, Espacio Cordial’s focus was to increase sales in the 78 existing sales point and develop other distribution channels.

Corporate Social Responsibility

Grupo Supervielle has become an important part of the Argentine financial system with high potential of visibility in its social activities. Our social commitment has been growing steadily as our clients continue to increase their expectations regarding the social impact of our projects. Our main subsidiary, Banco Supervielle, has a strong regional and focused presence that allows it to participate in social actions, particularly in places with poor social investment.

The strategic objectives of CSR are as follows:

i.              Be perceived not just as a profitable and innovative bank but also as an agent of change and creator of sustainable social value;

ii.             Develop an innovative and transformative strategy with concrete, measurable and high-impact actions;

iii.            Synergize CSR initiatives with local communities in which the bank has commercial activity; and

iv.            Build a collaborative and co-responsible organizational culture.

Our CSR strategic plan is developed through 17 programs grouped in four core concepts:

1.              Senior Citizens:  Programs for senior citizens aim to promote active and healthy aging, social participation and prevention of dependency.

2.              Childhood: Programs for children help to fight against child poverty and malnutrition.

3.              Education: Education programs promote opportunities and build future through education.

4.              Institutional Strengthening: These programs contribute to the strengthening of institutions and the construction of a long-term public agenda.

In 2016, Grupo Supervielle published the fourth edition of the Sustainability Report covering 2014-2015. The sustainability Report is prepared based on the guidelines and standards of the Global Reporting Initiative (“GRI”) and is available on the Banco Supervielle website.

Our Subsidiaries

Banco Supervielle S.A.

We own 96.2% of the share capital of the Bank and Sofital owns 3.63%. The Bank is a universal commercial bank and our largest subsidiary. When consolidated with CCF, the Bank accounted for 96.4% of our total assets as of December 31, 2016. During the last fifteen years, the Bank experienced significant growth while efficiently managing risks, including those posed by the 2001-2002 crisis and the 2008 international economic downturn. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail and corporate customers.

According to the Central Bank, as of December 31, 2016, the Bank ranked tenth in terms of deposits and nine in terms of total loans and total assets among private banks in Argentina. As of such date, the Bank ranked fourth in terms of deposits and in terms of total assets among domestically-owned private banking groups. In 2016, the Bank continued to be a leader among private banks with respect to the payment of federal benefits to senior citizens in terms of the number of payments made. The Bank is also one of the leading providers of (i) factoring services in Argentina, with a 6.9% in the financial system as of December 31, 2016 and (ii) leasing services, with a market share estimated to be above 13.1% (in each case, taking into account the securitized leasing portfolio) as of December 31, 2016.

As of December 31, 2016, the Bank had total assets of Ps.48.7 billion, a total loan portfolio (including the securitized loan portfolio) of Ps.35.3 billion and total deposits of Ps.35.3 billion, and its shareholders’ equity totaled Ps.5.9 billion.

Cordial Compañía Financiera S.A.

The Bank owns 95% of CCF’s common shares and Grupo Supervielle owns the remaining 5%. As of December 31, 2016, CCF had total assets of Ps.4.9 billion, net shareholders’ equity of Ps.654.9 million and a a personal loan portfolio and credit card loan on balance of Ps.4.0 billion (including the securitized loan portfolio, the total loan portfolio and credit card loans amounted Ps. 4.6 billion) and approximately 379,000 active credit card issued.

In August 2011, we purchased CCF, a company formerly known as GE Compañía Financiera S.A., a financial services division of General Electric. GE Compañía Financiera had been operating for more than ten years in the Argentine market with financial products such as credit cards, personal loans, consumer loans and a wide range of insurance products.

Since 2000, through an agreement with Walmart Argentina, CCF has had exclusive rights to promote and sell financial and credit products to Walmart Argentina customers nationwide, including Changomas stores. The Walmart Argentina agreement grants CCF access, on an exclusive basis, to a distribution channel that includes 107 Walmart Argentina and Changomas stores located throughout Argentina and all future stores to be opened by Walmart Argentina during the term of the agreement. On July 6, 2010, CCF renewed the Walmart Argentina agreement through August 31, 2015 and in December 2014, CCF renewed the agreement again, through August 2020. This new extension of the agreement is expected to foster the expansion of CCF’s business and the development of large, long term projects that are expected to bolster the growth of both parties to the agreement.

CCF specializes in specific credit products and financial consumer services. Its business model is based on offering financial products to mainly the middle and lower-middle-income sectors and is focused on two fundamental pillars:

i) Accessibility: Convenient services centered on the customer and adapted to the concept of multi-channel banking.

ii) Diversification: Products that satisfy the customers’ needs in every stage of life with personalized offers and differentiated value propositions.

The concept of multi-channel banking requires CCF to have a presence everywhere in Argentina, including each of the 23 provinces, which it does through 102 branches and three main channels of distribution:

•                  Walmart Financial Services:  Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Walmart Argentina, reaching approximately 369,000 customers.

•                  Tarjeta Branches:  Through this channel, CCF offers financing to middle and lower-middle-income customers. This service has a strong presence in the Patagonia region and reaches approximately 50,000 customers.

•                  “Tu Crédito Hipertehuelche”:  Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Hipertehuelche, reaching approximately 15,000 customers.

To secure its market presence and to maximize customer satisfaction and prospects, CCF owns financial service stands in all medium and large Walmart Argentina locations and has a total of 66 sales and services points. In smaller Walmart Argentina locations, CCF has developed a customer sales and services model through exclusive technology that does not require on-site presence.

In the third quarter of 2014, CCF entered into an agreement with Hipertehuelche, a home improvement and construction products retail chain, in which it agreed to become the exclusive financial company of Hipertehuelche’s Patagonia locations, where it has sixteen stores. In these stores, there is a financial services stand where CCF’s products are offered.

For the year ended December 31, 2016, CCF was the largest private issuer of MasterCard credit cards with billing statement in Argentina. With respect to origination, for the year ended December 31, 2016 CCF placed 106,268 loans and issued 177,210 credit cards.

Tarjeta Automática S.A.

Tarjeta was founded in 2002 to offer credit services to a segment of customers to whom banking services were not previously available. Its operations are concentrated primarily on granting consumer credit. In 2007, we acquired Tarjeta.

Tarjeta has 20 public service branches and 41 stands at retail chains. The highest concentration of Tarjeta branches is in Patagonia.

CCF and Tarjeta entered into an agreement for the provision of certain services to create synergies between themselves within the framework governing complementary financial services established by the Central Bank. Pursuant to this agreement, CCF will provide services to Tarjeta related to risk and collection, finance, facilities, customer service call centers, IT and operations.

Supervielle Seguros S.A.

In June 2013, Grupo Supervielle and Sofital purchased 100% of the shares of Supervielle Seguros (formerly known as Aseguradores de Créditos del Mercosur S.A.). Supervielle Seguros began operations in October 2014.

Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. A Central Bank resolution issued in March, 2016 and effective September 1, 2016, prohibits financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, since September 1, 2016, Banco Supervielle and CCF assume these risks by self-insuring and no longer contract new credit related insurances. We intend to continue to expand this business and launch new insurance products previously offered to its customers by other insurance companies.

In parallel with the consolidation of its non-credit related insurance business, Supervielle Seguros plans to advance its products, adapt to the needs of its distribution channels and clients and evaluate how to incorporate the business into the credit-related businesses.

Supervielle Asset Management Sociedad Gerente de FCI S.A.

Through SAM, we have become a player in the mutual funds market with the “Premier” funds family. In November 2014, Standard & Poor’s published its “FundStar Ranking,” which ranks mutual funds based on relative strengths compared to other mutual funds with similar long-term investment strategies. Premier Fixed-Income Savings Fund and Premier Income Fund Qualified received the highest rating of five stars and Premier Equity Fund received four stars.

As of December 31, 2016, SAM managed 11 mutual funds and had US$10.0 million of funds under management. Based on data from the Argentine Association of Mutual Funds, we estimate that we have a market share of approximately 2.98% of the mutual fund industry in Argentina and that SAM is ranked 11 out of 43 managers in the market.

Espacio Cordial de Servicios S.A.

Espacio Cordial was created in October 2012 and began operating in December 2012. The business was created to sell various types of goods and services, including those related to insurance, tourism, health plans and services.

Sofital S.A.F. e I.I.

Sofital S.A.F. e I.I. is a sociedad anónima whose main activity consists of holding participations in other companies.

As of the date of this annual report, Sofital holds 3.63% of the capital stock of the Bank and 5% of the capital stock of SAM.

An in-kind capital contribution by Mr. Julio Patricio Supervielle of 7,672,412 non-endorsable ordinary registered shares of Sofital S.A.F. e I.I. to Grupo Supervielle was approved at a shareholders’ meeting of Grupo Supervielle dated April 27, 2017.

The capitalization of such in-kind contribution is subject to regulatory approval by the CNV and registration by the IGJ, which are pending as of the date of this annual report.

Viñas del Monte S.A.

Viñas del Monte is a wine company in the Cuyo region. As of December 31, 2016, our interest in Viñas del Monte was 99.4%. For the year ended December 31, 2016, Viñas del Monte had sales of Ps.4.7 million. Viñas del Monte was an investment funded by the Bank to participate in a program set up by the Province of San Juan designed to promote investments in certain industries. By participating in this program, the Bank deferred tax payments for 75% of the investment made in Viñas del Monte between 1998 and 2001 and up to 2010. The tax was paid in full, without interest, in 2014.

Investments in and Divestments of Grupo Supervielle in its Subsidiaries

On March 30, 2012, we made an irrevocable capital contribution to Cordial Microfinanzas for future capital increases. On August 29, 2012, Cordial Microfinanzas capitalized the contribution and we received 119,085 shares of Cordial Microfinanzas.

On October 2, 2012, the Board of Directors resolved to establish Espacio Cordial. Espacio Cordial has authorized capital of Ps.1,000,000, representing 1,000 common shares, of which we own 95% and Sofital owns the remaining 5%.

On November 9, 2012, we made an offer to the Bank to acquire the rights to its irrevocable contributions in the form of future capital increases made by the Bank to Viñas del Monte, a company in which we previously had owned a 1% stake. On November 14, 2012, the rights to the irrevocable contributions in the form of future capital increases for a nominal amount of Ps.2,500,000 were transferred to us in exchange for Ps.4,520,000.

On February 5, 2013, we accepted an offer for the acquisition of 95% of the purchase shares of Aseguradores de Créditos del Mercosur S.A. (which was later renamed Supervielle Seguros). On May 14, 2013, the National Superintendency of Insurance approved the transfer of the company’s shares. As a result, on June 6, 2013, 95% of the shares of Aseguradores de Créditos del Mercosur S.A. were transferred to us and the remaining 5% was transferred to Sofital.

On May 30, 2014, Sofital and Grupo Supervielle entered into an agreement for the sale of 100% of the shares of Adval to CAT Technologies S.A. The purchase price is scheduled to be paid in installments due between July 2014 and July 2019. As of December 31, 2015, Grupo Supervielle recorded a credit of Ps.2.3 million and Sofital S.A. a credit of Ps.0.1 million.

On February 25, 2014, the shareholders of Supervielle Seguros voted to increase the share capital by an amount of Ps.5,000,000 in proportion to their holdings to be integrated in cash and in kind.

On November 26, 2014, our Board of Directors decided to make a capital contribution to Supervielle Seguros for an amount of Ps.12,462,232.05. The capital contribution did not change our stake in Supervielle Seguros. The increase in share capital of Supervielle Seguros is pending the approval of the Superintendency of Insurance.

On April 29, 2016, we and the Bank made capital contributions to CCF for a total amount of Ps.25.0 million.

On May 31 and June 3, 2016, we made capital contributions to the Bank for Ps.2.2 billion. On September 22, 2016, the Bank held an Extraordinary Shareholders’ meeting in which it resolved to capitalize said contributions by increasing the capital stock by Ps.182.1 million with an issue premium of Ps.2.0 billion.

On May 31 and June 16, 2016, we made capital contributions to CCF for Ps.14.0 million. On October 24, 2016, CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions for the total amount of Ps.305.0 million under the terms established in the respective agreements for the irrevocable capital contribution, to increase the capital stock in the amount of Ps.31.4 million increasing it from Ps.73.0 million to Ps.104.4 million, and issue 31,370,057 ordinary, non-endorsable nominative shares with a nominal value of Ps.1 each and entitled to one vote per share.

On February 17, 2017, we and the Bank made capital contributions to CCF for Ps.100.0 million. On March 9, 2017, CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of Ps.19.5 million, from Ps.104.4 million to Ps.123,7 million, and issue 19,348,722 ordinary, non-endorsable nominative shares with a nominal value of Ps. 1 each and entitled to one vote per share.

On March 20, 2017, both our Board of Directors and the Bank’s Board of Directors, accepted an offer from Ciudad Microempresa, to acquire 100% of the shares of Ciudad Microfinanzas. The offer was subject to the compliance of certain conditions, and the transaction was closed on March 31, 2017 when the conditions were met. Grupo Supervielle sold its 12,219,472 shares, representating 87.5% of the total capital stock, and Banco Supervielle sold its 1,745,632 shares, representing 12.5% of the total capital stock.

On March 27, 2017, we made a capital contribution to the Bank for Ps 95.0 million.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the national government in Argentina. Based on the publicly available information released by region, the City of Buenos Aires had a GDP per capita in 2005 of approximately US$40,000 and a population of approximately 2.9 million (approximately 7.2% of Argentina’s overall population). As of December 31, 2016, the unemployment rate in the City of Buenos Aires was 5.7% decreasing from 8.5% as of June 30, 2016. In terms of the banking sector, there are 817 bank branches (out of a total of 4,549 bank branches in Argentina) in the City of Buenos Aires and the city accounts for 47% and 53% of total deposits and loans in Argentina, respectively.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. Based on the most recent publicly available information released by region, the Province of Buenos Aires had a GDP per capita in 2005 of approximately US$12,000 and a population of approximately 15.6 million (approximately 38.9% of Argentina’s overall population). As of December 31, 2016, the unemployment rate in the Province of Buenos Aires decreased to 9.4% from 11.2% as of June 30, 2016. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,419 bank branches (out of a total of 4,549) bank branches in Argentina) in the Province of Buenos Aires and the region accounts for 23% and 18% of total deposits and loans in Argentina, respectively.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of  the wine industry in Argentina. Based on the most recent publicly available information released by region, Mendoza had a GDP per capita in 2005 of approximately US$13,000 and a population of approximately 1.7 million (approximately 4.3% of Argentina’s overall population). As of December 31, 2016, the unemployment rate in the Province of Mendoza decreased to 3.3% from 4.4% as of June 30, 2016. In terms of the banking sector, there are 162 bank branches (out of a total of 4,549 bank branches in Argentina) in Mendoza and the city accounts for 2% of total deposits and loans in Argentina.

San Luis. The Province of San Luis is located in the Cuyo region. The primary industries in San Luis are agricultural production and tourism. Based on the most recent publicly available information released by region, San Luis had a GDP per capita in 2005 of approximately Ps.13,000 and a population of approximately 0.4 million (approximately 1.1% of Argentina’s overall population). As of December 31, 2016, the unemployment rate in the Province of San Luis increased to 3.6% from 2.8% as of June 30, 2016. In terms of the banking sector, there are 53 bank branches (out of a total of 4,549 bank branches in Argentina) in San Luis and the city accounts for 0.5% and 0.3% of  each of total deposits and loans in Argentina, respectively.

Distribution Network

Our current infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 320 access points, which include 176 bank branches and 17 banking payment and collection centers, 66 CCF sales points located in Walmart supermarkets, 61 consumer financing branches and other sale points, 494 ATMs and 167 self-service terminals. Since 2001, when our network consisted of 23 access points, our distribution network has grown at a 18.8%  CAGR. In February and March 2017, the Central Bank approved our request to convert 31 remaining senior citizen service centers into full bank branches.

As of December 31, 2016, according to the Central Bank’s information, the Bank’s loan portfolio to branches ratio was Ps.192 million, compared to Ps.255 million for Argentine private banks, Ps.195 million for Banco Macro S.A., Ps.379 million for Banco de Galicia y Buenos Aires S.A., and Ps.309 million for BBVA Banco Francés S.A.

We have 78 dedicated bank branches to provide banking services to senior citizens and their representatives, including:  a) making social security payments to senior citizens on behalf of ANSES; b) offering savings accounts and time deposits; c) receiving loan applications and disbursing loans; d) issuance of credit and debit cards and ancillary services; e) foreign exchange transactions; f) payment by senior citizens of taxes, loan installments, credit card balances and others; and g) check payment and collection to providers and customers. In February and March 2017, the Central Bank  approved our request to convert the remaining Senior Citizen Service centers into full bank branches that provide full banking services.

The following table and map show the geographical distribution of branches, senior citizen service centers and sales and collection centers, as of March 31, 2017, except otherwise indicated:

Distribution Network

Banco Supervielle S.A. Branches(1)	176
Banco Supervielle S.A. Sales and Collection Centers	17
Tarjeta Automática S.A. Branches	20
Tarjeta Automática S.A. Sales and Collection Centers	41
Cordial Compañía Financiera Sales Points	66
ATMs	494
Self-service Terminals (2)	167

(1)         In February and March 2017, the Central Bank approved our request to convert 31 senior citizen service centers into full bank branches. As a result, as of the date of this annual report, we have 176 bank branches. One senior citizen service center was closed.

(2)         As of December 31, 2016.

Deposits

The following tables show the composition of the Bank’s (on a consolidated basis) and the Argentine private banks’ total liabilities and deposits as of December 31, 2016:

	Year ended December 31, 2016
Liabilities	Banco Supervielle		Private Banks
	Ps. (in millions)%		Ps. (in millions)%
Deposits	35,930.8	78.7	1,046,394.4	82.0
Other Liabilities	9,699.9	21.3	230,273.8	18.0
Total	45,630.7	100.0	1,276,668.2	100

	Year ended December 31, 2016
Deposits Breakdown	Banco Supervielle		Private Banks
	Ps. (in millions)%		Ps. (in millions)%
Checking accounts	4,371	12.2	188,187	18.0
Saving Accounts	13,206	36.8	341,060	32.6
Time deposits	11,701	32.6	340,595	32.5
Other deposits	6,653	18.5	176,553	16.9
Total	35,931	100.0	1,046,394	100.0

	Year ended December 31, 2016 Peso Denominated Deposits to the Private Sector
	Banco Supervielle	Private Banks
Deposits <Ps.1.0 mm	52.8	51.5
Deposits >Ps. 1.0mm	47.2	48.5

As a result of the importance of our sizeable deposit network franchise, retail deposits continued to represent a high portion of total deposits. As of December 31, 2016, retail deposits represented 60% of total deposits compared to 54% as of December 31, 2015.

Loan Portfolio — General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. Our loan portfolio has grown significantly since 2001.  As of December 31, 2016, we had a loan portfolio (including the securitized loan portfolio) of Ps.38.8 billion (equivalent to US$2.5 billion converted to U.S. dollars at the reference exchange rate as of December 31, 2016), compared to December 31, 2001, when we had a loan portfolio of Ps.92.9 million (equivalent to US$92.9 million, converted to U.S. dollars at the reference exchange rate as of December 31, 2001).

Underwriting Policies

Our policies require that most loans only be approved for borrowers that are able to provide proof of a source of repayment and demonstrate an ability to service existing and future debt. Our underwriting procedures for all loan types require consideration of the borrower, including with respect to the borrower’s financial condition, cash flow, the management skills and industry of our corporate customers, and the economic environment surrounding the issuance of any given loan.

We generally expect customers to repay loans with unencumbered cash available to them. A part of our loan portfolio is securede, we assess the quality and liquidity of collateral before we grant any secured loan.

Interest Rate Terms

We price loans: (i) on both a fixed rate and floating rate basis; (ii) over different terms; and (iii) based upon different rate indices. Our pricing structures are consistent with our interest rate risk management policies and procedures. For more information on these policies and procedures, see “—Credit Risk Management.”

Loans to individuals (personal loans and credit card loans) are priced only on a fixed rate basis, while loans to small businesses, SMEs, Middle-Market Companies and Large Corporates are priced on both a fixed rate and floating rate basis as follows:

•                  Fixed rate: promissory notes (checking and invoice discounts, work certificates for government projects and warrants), overdrafts, foreign trade loans and personal loans.

•                  Floating rate: automobile and other secured loans, receivables from financial leases.

•                  Both rates: corporate unsecured loans.

Risks

Below we list our loan categories from lowest risk to highest risk in terms of repayment ability and historical default rates:

1.              Promissory notes (checking and invoice discounts and warrants)

2.              Receivables from financial leases

3.              Foreign trade loans

4.              Mortgage loans

5.              Corporate unsecured loans

6.              Overdrafts

7.              Automobile and other secured loans

8.              Personal loans and credit card loans (from the Retail Banking segment)

9.              Personal loans and credit card loans (from the Consumer Financing segment)

Summary of Loan Portfolio Categories

Promissory notes (factoring and check discounting and warrants)

Factoring and check discounting. Check discounting is used to finance working capital needs for businesses that have a diversified accounts receivable portfolio and customers or parties that issue checks and have a favorable credit history. Most of our check discounting transactions are with recourse to the assignor (i.e., we secure repayment with a pledge over an assignment of the borrower’s cash flow). However, some of our check discounting transactions are without recourse to the assignor, in which case we only have recourse to the endorser of the check. With respect to our operations with recourse, we evaluate the creditworthiness of both the assignor and the endorser of the check, specifically assessing each party’s payment history, credit history and legal history by requiring a variety of documents to aid us in our underwriting process. We accept checks that are issued in the ordinary course of business from the customer with a payment date generally no longer than 180 days.

Warrants. Warrants are granted to finance working capital needs for producers or sellers of commodities or non-commodities such as sugar, soy, wheat, corn, sunflower, peanuts, cotton, yerba mate and tobacco. We take collateral in respect of the warrants for at least 20% to 35% in excess of the value of the products, depending on the type of product. The most significant risk we face when extending warrant financing relates to the quality and preservation of the underlying assets. To mitigate this risk, we select third-party companies to assess and monitor the value and quality of the underlying products. We establish maximum warranty amounts ranging from US$5 million to US$40 million depending on the type of product. We set interest rates for our warrants based on the term of the warrant and the quality of the underlying product.

Receivables from financial leases

Our financial leases are granted for financing acquisitions of capital assets, industrial equipment, road equipment and automobiles. The terms of these loans are typically between 18 and 60 months, varying based on the type of product or equipment and the useful life of such product or equipment.

The primary source of repayment for this product is cash flows from the borrower, and, therefore, we evaluate the borrower’s repayment ability before granting such loans. We also evaluate the type of asset for which the financial lease is granted in the event the borrower is unable to repay the loan. If the borrower is unable to repay the loan, we may sell the asset to recover all or part of the outstanding amount of the loan.

The primary risk associated with our financial leases is that the borrower may default on the loan and the collateral may be insufficient to recover the outstanding amount of the loan. We mitigate this risk by: (i) granting financial leases in respect of new assets that have historically shown adequate resale values, (ii) requiring a down payment of 10% to 30% (depending on the repayment ability of the customer); and (iii) for certain types of assets, requiring a commitment from the supplier of the asset to buy or find a buyer for the asset in the event of the borrower’s default. We set floating interest rates for our financial leases based on prevailing market rates.

Mortgage loans

We grant inflation adjusted mortgage loans. We set a fixed interest rate but the remaining capital is adjusted on a monthly basis according to the UVA monthly evolution. Therefore, the loan has index-linked capital payments (the value of the capital and the installment is updated by inflation). We evaluate the creditworthiness of the client based on credit and legal track records, a minimum credit score and income level. The loan is granted based on a loan-to-value ratio up to 75% of the property value (with a unlimited maximum amount). The terms of the mortgage loans are from 12 months to 240 months.

Foreign trade loans

Foreign trade loans are granted to finance exports and imports through pre-financing and financing loans for exports, international factoring and letters of credit for imports.

In the case of pre-financing and financing loans for exports, we analyze the repayment ability of both the borrower and its foreign client. Specifically, we ensure that the credit line that we grant is tailored to the borrower’s historical export levels and projected export levels (based on contracts, purchase orders and other documentation). We generally grant pre-financing and financing loans for exports with terms ranging from 90 to 180 days, depending on the transaction and such loans are solely denominated in U.S. dollars. Interest rates for pre-financing and financing loans for exports depend on the term of the loan and range from 2% to 7.5%.

In the case of letters of credit for imports, we face a risk that we will have to pay for the imports in the event that the borrower defaults. To mitigate this risk, we ensure that the loan is granted once the merchandise to be imported can be shipped and the relevant shipment documentation can be issued. Generally, the term of our letters of credit do not exceed one year. We receive a fee for the letters of credit we issue instead of charging interest.

Corporate unsecured loans

Corporate financial loans. Our corporate financial loans finance short term working capital needs of up to one year or medium term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.40 million. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors:  the shareholders and management of the borrower, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to small businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.40 million. The maximum loan assistance that we provide is Ps.725,000 for unsecured loans and Ps.725,000 for factoring services. Our general policy is that our small business loan portfolio be composed 50% of unsecured loans and 50% of secured loans and factoring transactions. The Bank’s branches may grant up to Ps.150,000 of unsecured loans and Ps150,000 of factoring transactions, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

Overdrafts

We grant overdrafts to businesses to finance working capital needs and ordinary course business activity. We assess whether the borrower has the ability to meet its payment obligations over a maximum 180-day period, placing an emphasis on the borrower’s line of business. Businesses with operations that do not produce short-term revenues or with cyclical operations generally must seek other types of financing. We are able to anticipate a customer’s ability to repay overdrafts by analyzing daily accounts payable, accounts receivable, credits and fluctuations. We set interest rates for our overdrafts on a monthly basis.

Automobile and other secured loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.1,000,000 with a maximum term of 60 months. Before granting automobile loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, a minimum credit score and credit and legal histories. We also require that the vehicle serves as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 30% to 75% of the value of the vehicle at the time of sale.

Personal loans and credit card loans (from the Retail Banking segment)

Our Retail Banking segment originates loans based on scoring systems and policies specifically tailored to our Plan Sueldo services, pension and retiree services and general clientele. For a detailed discussion of the Bank’s credit application process, credit monitoring and review process and the risks associated with personal loans and credit card loans, see “—Credit Risk Management—Banco Supervielle S.A.”

Retail banking in Argentina is heavily regulated, including with respect to maximum interest rates and fees. See “Item 4.B Business overview—Argentine Banking Regulation—Interest Rate and Fee Regulations.”  We tailor our policies related to issuing and granting loans and credit to comply with these regulations.

Personal loans and credit card loans (from the Consumer Financing segment)

The personal and consumer loans offered by CCF and Tarjeta are unsecured products for personal use and are offered to the middle and lower-middle-income sectors. Due to the nature of these products, our pricing structure is high compared to the Argentine financial system. To be approved for such loans, these customers must provide proof of an available means of repayment and they typically but do not always have credit history.

To mitigate the risks associated with personal and consumer loans, the initial term of any such loan is limited during the first loan, and performing borrowers may receive offers to extend the terms of the loans.

One of the principal sales channels for personal and consumer loans is through telemarketing typically targeting credit card customers or customers that took out a loan previously with CCF, Tarjeta or another company and performed in accordance with the terms of such loan.

The maximum amount of our personal and consumer loans is Ps.200,000, while the average loan is Ps.22,900. The average term of our personal and consumer loans is 18 months, with a maximum of 60 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

Credit Risk Management

We define credit risk as the risk that arises from losses and/or a decline in the value of our assets as a result of our borrowers or counterparties defaulting on or not complying with their obligations. Credit risk includes any event that may cause a decline in the present value of our loans, but does not necessarily require the counterparty’s default. This risk also encompasses setllement risk, which exists whenever a financial transaction cannot be completed or generate liquidity in accordance with an agreement. The magnitude of credit risk losses hinges upon two factors:

•                  the amount of exposure at the time of the default; and

•                  the amounts recovered by the Bank based on the payments received from the borrower and the execution of risk mitigation policies, such as guarantees that may limit losses.

With regard to risk appetite, the Credit Risk Management is the process that leads to the identification, measurement or evaluation, mitigation and monitoring or follow-up of the risk, as considered in the entire credit cycle, since its origin until collection, recovery or loss, and in case of non-compliance. Likewise, the definition of the Bank’s risk appetite is generated through the development and monitoring of indicators, with their respective thresholds and limits for Credit Risk.

Our credit risk management policies also monitor concentration risk. This risk arises when the concentration of exposure has the capacity to generate enough losses (relating to results of operations, minimum capital requirements, assets or global risk levels) to impact the entity’s financial strength or capacity to maintain its operations and significantly change the entity’s risk profile.

The Board of Directors approves credit risk policies and strategies presented by the Risk Management Committee, in consultation with the Credit team, the Legal Affairs and Compliance team and the Corporate Banking team, and in accordance with Central Bank regulations. The Bank’s credit risk policies and strategies seek to develop commercial opportunities and business plans, while maintaining a prudent level of risk. The credit policy is tailored to corporations and individuals from every segment.

The pillars of the Bank’s credit policy are based on an analysis of the client’s cash flow and its repayment capacity. Regarding corporate clients, the Bank focuses on factoring products, the Plan Sueldo segment and senior citizen banking services. In addition, the Bank grants short and long term financing for specific products (such as leasing and secured transactions).

We believe that loan portfolio diversification is a staple of the Bank’s credit risk management objective of distributing risk appropriately by economic segment, client type and loan amount. The same importance is given to the risk mitigation mechanisms that ensure adequate risk coverage, such as the use of credit instruments in the corporate segment that cover substantial amounts of the loan. Finally, we continuously use early detection processes to monitor the performance of the loan portfolio.

Credit Risk Measuring Models

The Bank relies on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses and minimum capital requirements. These models include:

•                  Credit risk measurement models. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ default (Probability of default (“PD”)), as well as the exposure assumed with them (EAD - Exposure at the time of default) and the proportion of each unfulfilled loan that the Entity is able to recover (Loss in the event of default (“LGD”)). Based on these parameters, the expected loss (“PE”) and economic capital are estimated. As a result of this, a methodological and developmental plan has been developed in order to calculate the Risk Adjusted Return (“RAROC”) at Banco Supervielle in order to optimize the management linked to Credit Risk.

•                  Expected Losses Calculation. This is calculated based on the results of the PD, EAD and LGD models. The expected loss calculation analyzes portfolio information to estimate the average value of loss distributions for a one year time horizon.

•                  Minimum Capital Requirement Calculation. This is represented by the difference between the portfolio’s risk value and expected losses within a 99% confidence interval. The Bank has two minimum capital requirement models (one for corporate customers and one for individuals), which include the economic capital required for our concentration risk and securitization risk.

Country Risk Management

Country risk arises from losses in investments or loans to individuals, corporations or governments, due to adverse changes in a foreign country’s economic, political or social environment. The risk is present in loans granted to non-residents, loans in which the borrower’s or its guarantor’s solvency is significantly tied to the another country’s circumstances, investments made abroad and contracts with foreign service providers.

We believe that the Bank has an adequate framework in place to manage this risk, given the complexity of its operations and its exposure to country risk. The Bank has no significant exposure to country risk except for credit lines with correspondents and international factoring. Country risk is a special consideration when granting credit lines and is analyzed on a case by case basis.

We have a Credit House Limit committee which is composed of at least three members of our Board of Directors, one of whom is the Chairman of the Board. The CEO of the Bank, the Chief Credit Risk Officer (“CCRO”) and the Bank’s heads of Retail Banking and/or Corporate Banking and/or Global Markets, are also members. The CCRO acts as chairman of the committee.

The Credit House Limit Committee is the highest authority in our and our subsidiaries’ credit risk decision-making structure with respect to assessing situations in which any credit approval limit is exceeded.

Banco Supervielle S.A.

The Bank’s Board of Directors sets its credit policy and risk limits, with information from its risk department and the various commercial banking units and in compliance with Central Bank regulations. The credit policy is aimed at taking advantage of business opportunities within the scope and terms of the Bank’s business action plan, while maintaining prudent levels of exposure to counterparty risk. The Bank’s credit policy focuses on companies and individuals of all segments, with a special focus on small businesses, entrepreneurs and SMEs.

The pillars of the Bank’s credit policy include:

•                  maintaining independence between the risk management function and the business and management team;

•                  maintaining a highly professional corporate structure around risk management;

•                  keeping the Board of Directors and senior management involved in risk management decision-making;

•                  ensuring that risks are consistent with the risk appetite framework and subject to ongoing monitoring; and

•                  propose limits for credit risk tolerance to be approved by the Board of Directors.

Credit Application Process

The credit approval process is designed to facilitate an accurate risks analysis, expedient decisions and complete support information.

Potential customers are interviewed and asked to submit documentation to efficiently evaluate risk. The risk area performs a risk evaluation using computer software and issues an opinion on the requested assistance. If credit assistance is deemed feasible, the customer’s application is submitted for approval at the appropriate level, pursuant to credit authority guidelines and depending on the facility amount requested, the term and security.

Applications by prospective retail customers are analyzed using an electronic application. Prospective corporate customers are evaluated on a case-by-case basis. There are no pre-approved lines of credit, except for individuals who may obtain a pre-approved line of credit for an amount up to seven times their monthly income.

Credit Monitoring and Review Process

It is the Bank’s policy to continually track and monitor risk in order to anticipate or foresee changes in the macroeconomic environment and anomalies that may affect the course of customers’ activities and the repayment of loans. The Management and Credit Administration Department traces alert indicators for signals that may affect credit collection. Signals could be late payments of more than 30 days, alerts from credit bureaus, lawsuits from third parties, customers or suppliers and bounced checks. Action plans are in place to anticipate or mitigate potential nonperformance situations. The Credit Review Department tracks alert indicators by:

•                  analyzing loan portfolio evolution;

•                  verifying compliance with credit regulatory requirements;

•                  reviewing the factoring portfolio on a daily basis by operation, maturity, concentration, direct and indirect risk;

•                  verifying and analyzing customer arrears;

•                  detecting market alerts, customer behavior in the market and the financial system, lawsuits, etc.;

•                  proposing action plans;

•                  involving the Special Risks Committee;

•                  reporting customer alerts to officials and managers; and

•                  establishing allowances for estimated loan losses.

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit Ps. (in millions)
		Unsecured	Secured
House Limit (Senior Committee + Board of Director’s Chairman)		Total Maximum Approval Limit
Credit Approval Committee Corporate Banking	Senior Committee (Credit Manager + Commercial Coordinator Manager + CEO + Credit Coordinators + One Member of the Board of Directors)	150	150
	Coordinating Officers Committee ( Credit + Corporate Banking)	50	90
	Regional Committee (Credit Manager or Credit Officers + Commercial Manager)	24	45
Retail Financing	Small Businesses (Retail Credit Manager + Commercial Manager)	8	25
	Small Businesses (Retail Credit Manager or Credit Supervisors)	5	8
	Retail Automatic credit analysis process	0.2	—

The Retail Banking Committee has the following primary responsibilities:

•                  Approves credit retail policies and oversees correct implementation and compliance with such policies.

•                  Defines credit evaluation criteria, including the cut-off points concerning scoring models, minimum income levels required and others.

•                  Monitors the evolution of the credit portfolio.

Recovery Process

The Bank’s Recovery Area handles the collection of past due credits. Collections are handled by different units for individual and corporate customers.

With respect to individual customers, the Recovery Area begins a collection process when credits become past due by three days. The collection of the overdue credit is handled by a third-party collection agency. After 90 days, the Recovery Area determines whether the past due credit should be sent to a different collection agency or if it should be subjected to a judicial hearing.

With respect to corporate customers, payment defaults are analyzed on a case-by-case basis, taking into consideration the size of the loan and the number of days in arrears, among other factors. However, generally, past due credits of corporate customers enter the collection process after 90 days. For financial leasing customers, the collection process begins after a credit is past due by 60 days.

The Recovery Department has the power to engage in extra-judicial negotiations and approve payment proposals by debtors of amounts up to Ps.1 million.

The Recovery Committee has the power to engage in extra-judicial negotiations with a customer owing no more than Ps.4.0 million. The Special Risk Committee may allow the customer to refinance a loan, reduce the interest or use a guarantee. The Special Risk Committee formulates proposals for the Coordinating Officers Committee on how to address loan defaults that are outside the scope of its area.

CCF and Tarjeta

To evaluate a prospective customer and detect possible fraud, CCF and Tarjeta maintain a centralized credit analysis process for issuing credit cards and granting personal loans. CCF and Tarjeta use an Experian decision engine, which combines automatic evaluation processes (including scorecards, credit bureaus (such as Equifax), negative file, maximum exposure, installment to income ratios and line assignment) with digitalized documentation controls performed by the underwriting team. This process also features different parameters for determining exposure and maximum risk per applicant, including point of sale, channel, product, incorporation process, risk level, among others.

In addition, each branch is categorized by risk level based on its portfolio’s behavior trends per score range. A cut off by level is determined accordingly. These classifications are updated and validated regularly to ensure their accuracy.

CCF and Tarjeta periodically perform a risk analysis of their entire respective customer bases, evaluating payment behavior and exposure level, and using this information to offer better credit options for existing services and new products and services.

Collection efforts are managed internally at the early stages of delinquency and are tailored to each customer’s risk level and behavior. CCF and Tarjeta conduct collection actions using an Avaya predictive dialer and applying different communication channels such as call centers, virtual messaging, SMS, letters and telegrams. After 180 days past due, collection efforts are outsourced to third-party collection agencies.

Despite the release of lending rates on the market in December 2015, CCF maintained its origination parameters, continuing its portfolio growth strategy with existing clients and incorporating new credit applications with a limited risk profile.

On the macroeconomic stage, in the first half of 2016, the exchange market was adjusted, and the increase in public services and transportation rates — as well as the the cost of living— was higher than the wage increases. These factors affected the level of disposable income and the payment capacity of CCF’s target segment, particularly sensitive to the economic recession, which led to an expected deterioration in customer behavior.

In this context, a series of steps were taken in the collection process in order to improve clients’ payment behavior such as the implementation of deeper operation processes, new contact channels, greater choice of refinancing alternatives, and hiring new external recovery agencies for portfolios with advanced delinquency levels, among others. These steps helped stabilize delinquency levels.

Technology

In order to advance our strategy of becoming an efficient provider of financial services, we invest in technological upgrades to automate our business model and improve our IT and security, among other things.

Below we describe some of our current and planned technological investments in the Bank.

Banco Supervielle S.A.

We have made and plan to continue making technological improvements with respect to our automation services, IT capacity, software development and security.

Automation Services

We have made certain improvements to our automation services including:

•                  installing 17 new ATMs, reaching a total number of 494 ATMs as of December 31, 2016;

•                  installing 13 new self-service terminals, reaching a total number of 167 terminals as of December 31, 2016;

•                  installing 10 terminals related to new bill payment services in branches as of December 31, 2016;

•                  improving our biometrical identification services by installing a total of 246 terminals as of December 31, 2016;

•                  improving our individual home banking platform; and

•                  launching a new mobile app focused on the retail segment.

IT Capacity

We have created an IT environment geared toward future challenges relating to innovative initiatives such as cloud services, big data services, customer relation management and shared services.  With regard to technological infrastructure capabilities, we intend to make the following upgrades:

•                  To install new equipment with biometric capabilities in service centers to support the new customer service model.

•                  To continue improving our computing capabilities to support digital transformation.

•                  To have better storage and backup solutions to ensure information availability.

•                  To continue updating our ATM and SST (Self-Service Terminal) network to reduce security breaches.

Moreover, we plan to continue working on securing the necessary capabilities to support business strategy, providing efficient execution of IT services and delivering value to the business. The work axes are expected to be:

•                  strategy, government and IT organization;

•                  architecture; and

•                  methodology for implementing projects and initiatives.

Software Development

Currently, we intend our strategic software development projects for the IT area to focus on:

•                  Cash Management: we plan to expand transactional products offered through solutions and improvements in systems and processes.

•                  Digital Banking: we plan to to redesign the user’s digital experience for all segments, expand Home Banking functionalities for Individuals and Companies, and develop Mobile platforms for Individuals and Companies.

•                  Senior citizens segment service model: we plan to implement Cash Dispenser in service centers with biometric identification and a new queuing solution.

•                  Commercial Platform: we plan to expand customer service capabilities for all segments that operate in presence channels (branches, service centers and points of sale) and to incorporate more products. We plan to support new processes of unified product origination and delivery.

Security

We also seek to improve technology related to e-crime, mobile security, cyber security, cloud security and other areas of security related to our banking services.

CCF

CCF has implemented improvements in its technological infrastructure in telecommunications, datacenter and end user devices, to improve the availability and performance of the services offered to the business.  In 2016, projects were developed and implemented to continue offering an agile, simple and cordial service, emphasizing statements via email, launching a mobile application for consultation of credit card status and making improvements in interactive voice response via phone in order to provide a better customer experience and expand self-management.

CCF’s initiatives for the short and medium term include projects relating to technological infrastructure, especially, improvements to increase perimeter security and updates of the call center platform.  At the same time, there is a plan to support the business in the implementation of “Embozado en Tienda” (to produce the physical credit card plastic on the spot); the development of a new origination model, and to continue innovating the mobile application by adding more functionalities.

Software Development

We intend to implement a new origination process with a new online sales platform and the use of SOA to access core information. In addition, we intend to improve processes related to accounting and financial information. We already implemented a new platform that allows us to monitor critical processes online. We also seek to improve customer loyalty through our software.

Digital Innovation Unit

We created the Digital Innovation Unit in response to ongoing technological evolution and changing customer preferences.  This unit establishes a deep and dynamic research process for the creation of value for the new generations and profiles of users, participating in the development of new tools (products or services) generated internally and/or with the participation in the so-called FINTECH companies.

In 2016, the following services were generated for the Bank’s clients:

Chat Banking. From Facebook Messenger, our clients are able to make enquiries about their bank accounts or cards without having to leave the portal. This simplifies their communication with the Bank as our clients are able to make daily enquiries without the need to go through the Bank’s Home Banking.

App Supervielle Cheques. With a simple photo, the new mobile app allows SMEs and small businesses to discount and deposit checks without having to go to a branch. This improves their experience as they have the chance to avail themselves of funds without waiting or having to leave their place of work.

We intend to continue leveraging on the concepts of creativity and innovation with respect to mobile banking.  The launch of Supervielle Móvil for the IOS and Android platforms has afforded over 90% growth in the number of users. We recently added functions such as Purchase and Sale of foreign currency and making a Time Deposit at a preferential rate.

Over 160,000 users to opt for Home Banking when making transactions.  Today, customers are able to check the holdings of Bonds and Shares, create a Todo Pago virtual wallet or purchase a household appliance from Tienda Supervielle from their homes. We intend to continue to meet the needs of the different segments, expanding the spectrum of transactions available.

In addition, the Walmart Tarjeta App and the Carta App were launched for the clients of CCF. For Grupo Supervielle’s Consumer portfolio (CCF), apps were developed for the clients of Tarjetas Walmart and Tarjetas Carta Automática. Thus, clients can quickly access information about their Consumption, Balances and Due Dates.

With respect to the implementation of biometric identification technology in the financial system, we continue to invest in the upgrade of the existing system to be compatible with new regulatory requirements. Currently, the Bank’s senior citizens can interact with a totally renewed fleet of over 240 biometric terminals, with touch technology and a friendly design.

Competition

Retail Banking, Corporate Banking and Treasury

The Argentine financial system remains highly fragmented compared to the rest of Latin America.

In 1999, the Argentine financial system had 116 financial entities. This number decreased to 100 in 2002 and 89 in 2005. As of December 31, 2016, this number stood at 78, of which 63 were banks (13 public and 50 private). In terms of ownership, in 1999 Argentine and foreign entities each held 41.3% of the Argentine banks while the remaining 17.3% of the banks were held by the public sector. As of December 31, 2016, while the participation of the public sector remained stable at 20.6%, the portion of banks controlled by Argentine entities represented 52.3% and the portion of banks controlled by foreign entities represented 27.0%.

In 1999, there were 17 financial companies, nine of which were controlled by Argentine entities and eight of which were controlled by foreign entities, and seven credit unions. As of December 31, 2016, the number of financial companies had decreased to 14, five of which were controlled by Argentine entities and nine of which were controlled by foreign entities, and only one credit union remained.

As of December 31, 2016, the largest private bank in terms of bank assets in Argentina held a 14.6% share of the total bank assets in the financial system and the five largest banks (including private and public banks) in terms of assets held a 56.9% share, higher than the 48.7% share held in 2001. Banking systems in other Latin American countries are even more concentrated. As of December 31, 2016, the five largest banks (including private and public banks) in terms of assets held a 77.2% in Chile, 65.3% in Colombia, 70.6% in Mexico and 86.5% in Peru. In Brazil, as of September 30, 2016, the five largest banks (including private and public banks) in terms of assets held 72.0% share of total bank assets.

Competitive Framework

The Bank was one of the top 10 private banks in the Argentine financial system with respect to loans, deposits, assets and equity as of December 31, 2016, as shown in the following tables:

	As of December 31, 2016
	Total Assets
	Ps. (in millions)	Share of Total (%)
Banco Santander Río S.A.	211,211.80	14.6%
Banco de Galicia y Buenos Aires S.A.	209,306.30	14.4%
BBVA Banco Francés S.A.	149,073.40	10.3%

	As of December 31, 2016
	Total Assets
	Ps. (in millions)	Share of Total (%)
Banco Macro S.A. (1)	144,421.20	10.0%
Credicoop Cooperativo Limitado	86,404.60	6.0%
HSBC Bank Argentina S.A	83,679.20	5.8%
ICBC S.A.	76,390.50	5.3%
Banco Patagonia S.A.	69,533.50	4.8%
Citibank N.A.	67,995.30	4.7%
Banco Supervielle S.A.	48,730.60	3.4%
Banco Hipotecario S.A.	47,143.40	3.3%
Nuevo Banco de Santa Fe S.A.	37,792.10	2.6%
Banco Itau Argentina S.A.	28,175.00	1.9%
Banco de San Juan SA	22,825.90	1.6%
Banco Comafi SA	21,331.80	1.5%
Other (2)	146,289.50	10.1%
Total Private Banks	1,450,304.10

	As of December 31, 2016
	Total Loans
	Ps. (in millions)	Share of Total (%)
Banco Santander Río S.A.	115,364.40	15.5%
Banco de Galicia y Buenos Aires S.A.	105,343.70	14.2%
Banco Macro S.A. (1)	81,043.70	10.9%
BBVA Banco Francés S.A.	75,980.20	10.2%
HSBC Bank Argentina S.A.	44,376.10	6.0%
Banco Patagonia S.A.	40,430.70	5.4%
ICBC S.A.	39,831.30	5.4%
Credicoop Cooperativo Limitado	33,352.70	4.5%
Banco Supervielle SA	32,180.20	4.3%
Citibank N.A.	31,787.00	4.3%
Banco Hipotecario S.A.	25,223.00	3.4%
Nuevo Banco de Santa Fe S.A.	20,113.40	2.7%
Banco Itaú Argentina S.A.	16,437.60	2.2%
Banco Comafi S.A.	11,861.60	1.6%
Banco de San Juan SA	4,970.70	0.7%
Other (2)	64,095.10	8.6%
Total Private Banks	742,391.40

	As of December 31, 2016
	Total Deposits
	Ps. (in millions)	Share of total(%)
Banco Santander Rio S.A.	162,070.00	15.5%
Banco de Galicia y Buenos Aires S.A.	150,639.20	14.4%
BBVA Banco Francés S.A.	114,652.10	11.0%
Banco Macro S.A. (1)	102,496.90	9.8%
Credicoop Cooperativo Limitado	75,935.70	7.3%
HSBC Bank Argentina S.A.	63,423.90	6.1%
Banco Patagonia S.A.	51,788.40	5.0%
ICBC S.A.	51,440.80	4.9%
Citibank N.A.	45,398.90	4.3%
Supervielle SA	35,334.50	3.4%
Nuevo Banco de Santa Fe S.A.	29,802.90	2.9%
Banco Hipotecario S.A.	19,043.90	1.8%
Banco Itaú Argentina S.A.	18,650.10	1.8%
Banco Comafi S.A.	15,876.70	1.5%
Banco de San Juan SA	14,209.40	1.4%
Other	93,784.80	9.0%
Total Private Banks	1,044,548.20

Source: Central Bank

(1)         Includes Banco del Tucumán S.A.

(2)         Includes 34 private banks with assets below Ps. 19.0 billion, as of December 31, 2016.

The Bank, when consolidated with CCF, was one of the top five private banks in the Argentine financial system with respect to personal loans as of December 31, 2016, as shown in the following table:

	As of December 31, 2016
	Personal Loans
	Ps. (in millions)	Share of total (%)
Banco Macro S.A.(1)	29,784.70	21.8%
Banco Santander Río S.A	15,718.80	11.5%
Banco de Galicia y Buenos Aires S.A(2)	12,853.42	9.4%
Banco Supervielle S.A. (3)(4)	9,614.62	7.0%
BBVA Banco Francés S.A.	9,368.90	6.9%
Nuevo Banco de Santa Fe S.A	6,847.40	5.0%
Banco Patagonia S.A	5,990.50	4.4%
HSBC Bank Argentina S.A	4,358.60	3.2%
Nuevo Banco de Entre Ríos S.A	4,111.70	3.0%
Citibank N.A	3,630.30	2.7%
Others	34,285.06	25.1%
Financial Private System	136,564.00

(1)         Includes Banco del Tucumán S.A.

(2)         Consolidated with Compañía Financiera Argentina S.A.

(3)         Does not include securitized personal loans portfolio.

(4)         Consolidated with CCF.

The Bank was one of the top five private banks in the Argentine financial system with respect to leasing, as shown in the following table as of December 31, 2016:

	As of December 31, 2016
	Leasing
	Ps. (in millions)	Share of total (%)
BBVA Banco Francés S.A.	1,965.70	16.3%
Banco Supervielle S.A(1)	1,528.30	12.7%
Banco Patagonia S.A.	1,451.30	12.1%
Banco de Galicia y Buenos Aires S.A	1,175.70	9.8%
Banco Comafi S.A	1,173.90	9.7%
HSBC Bank Argentina S.A	947.6	7.9%
ICBC S.A	845.1	7.0%
Citibank N.A	795.6	6.6%
Credicoop Cooperativo Limitado	686.2	5.7%
Banco Santander Río S.A	582.6	4.8%
Others	888.4	7.4%
Total Private Banks	12,040.4

Source: Central Bank

(1)         Does not include securitized leasing portfolio.

The Bank, when consolidated with CCF, ranked first among private banks in the Argentine financial system with respect to Mastercard active accounts as of December 31, 2016 as shown in the following table:

		As of December 31, 2016
		Mastercard active accounts with billing statement
1	Banco Supervielle S.A.(1)	9.2%
2	Banco Macro S.A.	7.1%
3	Banco de Galicia y Buenos Aires S.A.	7.0%
4	BBVA Banco Francés S.A.	6.8%
5	HSBC Bank Argentina S.A.	6.1%
6	Citibank N.A.	3.8%
7	Industrial and Commercial Bank of China (Argentina) S.A.	3.6%
8	Banco Itaú Argentina S.A	3.5%

		As of December 31, 2016
		Mastercard active accounts with billing statement
9	Banco Columbia S.A.	3.1%
10	Banco Patagonia S.A.	2.1%

(1)         Consolidated with CCF.

Until our IPO in May 2016, the Bank ranked first among private banks in the Argentine financial system with respect to the origination of all bank asset securitization in the Argentine market. Since the IPO we significantly reduced the number of our own securitizations.  The Bank’s market share as of the periods indicated, are shown in the following table:

	As of December 31, 2016
	Bank asset securitization
	Ps. (in millions)	Share of total (%)
Banco Sáenz S.A.	718.0	26.9%
Banco Supervielle S.A	550.0	20.6%
Banco BICA S.A	546.4	20.5%
BST S.A.	456.9	17.1%
Banco Comafi S.A	399.2	15.0%
Total	2,670.5	100%

We were one of the top ten companies in the Argentine capital markets with respect to the origination of total asset securitizations as of the periods indicated, as shown in the following table:

	As of December 31, 2016
	Total Securitizations
	Ps. (in millions)	Share of total (%)
Grupo Electrónica Megatone	5,709.9	16.4%
Grupo Garbarino	4,830.3	13.8%
Grupo Carsa	3,444.5	9.9%
Grupo Frávega	3,410.6	9.8%
Grupo Supervielle	1,651.9	4.7%
Grupo Cencosud	1,575.6	4.5%
Grupo Ribeiro	1,481.5	4.2%
CMR Fallabaella	1,283.8	3.7%
Grupo Hipotecario — IRSA	1,181.1	3.4%
Grupo Comafi	1,037.6	3.0%

The Bank faces a high degree of competition in virtually all core financial products with respect to pricing (interest rate or fee) and term. The Bank’s strategy in the face of this competition is to maintain aggressive business policies, differentiate itself with respect to product offering and customer service, and redesign processes for greater sales productivity.

Notwithstanding this competitive challenge, our strategy for growth, both organic and through acquisitions, has resulted in an 118.0% increase in our financial system market share (excluding public banks) since 2005. Throughout this period, we gained some of the market share lost by several of our larger competitors.

The following graph shows the Bank’s loan market share on a consolidated basis since 2001.

Source: Central Bank.

Taking into consideration total loan portfolio and receivables from financial leases portolio, total loans and leasing market share was 4.8% as of December 31, 2016.

In addition, 2016 was a very important year in the history of Grupo Supervielle and its subsidiaries with the completion of the IPO. This transaction doubled Grupo Supervielle’s capital base and allowed us to increase our total loan portfolio 58% in 2016, reaching a 4.8% market share of the private financial system.

The graph below shows a comparison of the Bank’s loan portfolio CAGR compared to the average loan portfolio CAGR of Argentine private Banks and the private financial system (excluding public banks).

The graph below shows a comparison of the Bank’s loan portfolio growth compared to the average loan portfolio growth of the Argentine financial system.

Consumer Financing

CCF offers its products primarily to the middle and lower-middle-income sectors. CCF’s main competitors can be divided into two groups:  (1) those that are not subject to Central Bank oversight such as Provencred, Tarjeta Naranja, Tarjetas Cuyanas, Credial and Tarjeta Shopping and (2) those that are subject to Central Bank oversight such as Compañía Financiera Argentina and BST CrediLogros.

With respect to its Walmart Argentina private label credit card, CCF’s primary competitors in terms of the types of products offered are Tarjeta Más (issued at Jumbo and Easy and used in Jumbo, Easy, Disco, Vea and Blaisten), Tarjeta Carrefour (issued and used exclusively at Carrefour) and Tarjeta Coto (issued and used exclusively at Coto). However, unlike its competitors, CCF was the first to also issue an open MasterCard credit card, allowing CCF to operate in the banking and retail sectors. Currently, Tarjeta Más is the only other competitor with a similar strategy. In addition, CCF is the sole provider of in-store personal cash loans and consumer loans that may be granted and used immediately at the retail stores.

Tarjeta’s competitors vary in terms of region and type of product. Competitors in the lending space include Compañía Financiera Argentina, BST CrediLogros, Banco Columbia, Credil, Corefin and Empresur. In terms of the credit card space, Tarjeta’s main competitor is Tarjeta Naranja, followed by regional competitors such as Nevada and Credimas.

With respect to the products offered through the Hipertehuelche channel, even though there are no financial companies dedicated solely to the construction sector, CCF’s competitors include CETELEM, Cuota sí (CFA), DIRECTO and Cuota YA. However, these competitors do not operate in the Patagonia region where Hipertehuelche operates, and are competitors only with respect to the types of products offered.

Mutual Funds

With respect to the mutual fund market, based on third party sources we estimate our market share is 2.98% and that SAM is ranked 11th out of 43 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I., Itaú Asset Management S.A.S.G.F.C.I., HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Argentine Banking Regulation

Overview

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. Its mission is to promote monetary and financial stability, employment and economic development with social equity. It operates pursuant to its charter, which was amended in 2012 by Law No. 26,739 and the provisions of the FIL. Under the terms of its charter, the Central Bank must operate independently from the Argentine government.

Since 1977, banking activities in Argentina have been regulated primarily by the FIL, which empowers the Central Bank to regulate the financial sector. The Central Bank regulates and supervises the Argentine banking system through the Superintendency. The Superintendency is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities, among other functions.

The powers of the Central Bank include the authority to fix the monetary base, set interest rates, establish minimum capital, liquidity and solvency requirements, regulate credit, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses, and to authorize the establishment of branches of foreign financial institutions in Argentina and the extension of financial assistance to financial institutions in cases of temporary liquidity or solvency problems.

The Central Bank establishes different technical ratios that must be observed by financial entities with respect to levels of solvency, liquidity, the maximum credits that may be granted per customer and foreign exchange asset and liability positions.

In addition, financial entities need authorization from the Central Bank for the disposition of their assets, such as opening or changing branches or ATMs, acquiring share interests in other financial or non-financial corporations and establishing liens over their assets, among others.

As the supervisor of the financial system, the Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports, which include balance sheets and income statements, information related to reserve funds, use of deposits, classifications of portfolio quality (including details on principal debtors and any allowances for loan losses), compliance with capital requirements and any other relevant information, allow the Central Bank to monitor the business practices of financial entities. In order to confirm the accuracy of the information provided, the Central Bank is authorized to carry out inspections.

If the Central Bank’s rules are not complied with, various sanctions may be imposed by the Superintendency, depending on the level of infringement. These sanctions range from a notice of non-compliance to the imposition of fines or, in extreme cases, the revocation of the financial entity’s operating license. Additionally, non-compliance with certain rules may result in the compulsory filing of specific adequacy or restructuring plans with the Central Bank. These plans must be approved by the Central Bank in order for the financial institution to continue to operate.

Banking Regulation and Supervision

Central Bank Supervision

Since September 1994, the Central Bank supervises Argentine financial institutions on a consolidated basis. Such institutions must file periodic consolidated financial statements that reflect the operations of headquarters, their branches in Argentina and abroad, and their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

Permitted Activities and Investments

The FIL governs any individuals and entities that serve as financial intermediaries and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the FIL and by related Central Bank regulations. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the FIL and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the referred authority, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Furthermore, pursuant to Communication “A” 5700, commercial banks are authorized to hold interests in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. If the corporate purposes of such companies include two of the corporate purposes listed in section 2.2 of Communication “A” 5700, the authorization of the Central Bank is required.

Under Central Bank regulations, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual funds, may not exceed 50% of such bank’s regulatory capital (Responsabilidad Patrimonial Computable, or “RPC”). In addition, the total amount of a commercial bank’s investments in the following, taken as a whole: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” is limited to 15% of such bank’s RPC. To this effect, a given stock’s market price is considered to be “largely publicly available” when daily quotations of significant transactions are available, and the sale of such stock held by the bank would not significantly affect the stock’s quotation.

Operations and Activities that Banks Are Not Permitted to Perform

The FIL prohibits commercial banks from: (a) placing liens on their own assets without prior approval from the Central Bank, (b) accepting their own shares as collateral, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financial activities under Central Bank regulations. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and may own shares or debt of public services companies, if necessary to obtain those services.

Liquidity and Solvency Requirements

Legal Reserve

According FIL rules and Central Bank regulations, financial institutions are required to maintain a Legal Reserve to be funded with no more than 20% and no less than 10% of their yearly income. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it may not pay dividends to its shareholders. For further information, please see “Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results.”

Non-liquid Assets

Since February 2004, non-liquid assets (computed on the basis of their closing balance at the end of each month, and net of those assets that are deducted to compute the regulatory capital) plus the financings granted to a financial institution’s related parties (computed on the basis of the highest balance during each month for each customer) cannot exceed 100% of the regulatory capital of the financial institution, except for certain particular cases in which it may exceed up to 150%.

Non-liquid assets consist of miscellaneous assets and receivables, bank property and equipment, assets securing obligations, except for swap, futures and derivative transactions, certain intangible assets and equity investments in unlisted companies or listed shares, if the holding exceeds 2.5% of the issuing company’s equity. Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.

Minimum Capital Requirements

The Central Bank requires financial institutions to maintain minimum capital amounts measured as of each month’s closing. The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, operational risk and market risk. Financial institutions (together with their branches in Argentina and abroad) must comply with minimum capital requirements both on an individual and a consolidated basis.

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with CCF:

	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos, except percentages)
Calculation of excess capital:
Allocated to assets at risk	3,178,270	2,082,489	1,497,829
Allocated to Bank premises and equipment, intangible assets and equity	172,154	102,252	81,876
Market risk	45,385	30,741	51,073
Public sector and securities in investment account	78,472	16,739	7,516
Operational risk	713,227	512,948	467,629
Required minimum capital under Central Bank regulations	4,187,508	2,745,169	2,105,923
Basic net worth	5,706,639	2,597,534	2,033,758
Complementary net worth	778,885	662,679	532,097
Deductions	(338,671)	(291,653)	(228,529)
Total capital under Central Bank regulations	6,146,853	2,968,560	2,337,326
Excess capital	1,959,345	223,391	231,403

Year ended December 31,
2016	2015	2014
(in thousands of Pesos, except percentages)
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets(1)	15.5%	11.8%	12.8%
Regulatory capital/risk weighted assets(2)	12.5%	8.7%	8.9%
Average shareholders’ equity as a percentage of average total assets	11.2%	9.5%	9.5%
Total liabilities as a multiple of total shareholders’ equity	7.8	x	10.9	x	10	x
Cash as a percentage of total deposits	22.6%	28.5%	21.5%
Liquid assets as a percentage of total deposits	27.0%	32.6%	26.5%
Tier 1 Capital / Credit risk weighted assets	13.5%	9.1%	9.9%
Tier 1 Capital / Risk weighted assets	10.9%	6.7%	6.9%

(1)         Credit Risk Weighted Assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operational risk.

(2)         Risk Weighted Assets is calculated by multiplying the required minimum capital under Central Bank regulations by 12.5. The minimum capital requirement includes credit risk, market risk and operational risk. This calculation has been applicable since 2013.

As of December 31, 2016, Banco Supervielle’s Tier 1 ratio on a consolidated basis with CCF, was 10.9%, compared to 6.7% at December 31, 2015. Including the Ps.690 million funds from the IPO proceeds retained at the holding company, Grupo Supervielle, which are available for further capital injections in its subsidiaries, the consolidated proforma TIER1 Capital ratio as of December 31, 2016 stood at 12.3%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Communication “A” 5580, as amended).

Minimum capital requirements of commercial banks acting as custodians of securities representing investments of the Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino and/or as registrar of mortgage securities must comply with an extra 0.25% of the value of securities in custody and/or mortgage securities and must be invested in Argentine public bonds or monetary regulation instruments.

In addition, pursuant to Communication “A” 5694 as amended of the Central Bank, those entities considered as domestic systemically important (“D-SIB”), must take into account an extra minimum capital requirement, equivalent to 1% of the total risk-weighted assets (“RWA”), which they must comply with using exclusively ordinary capital level 1 (“COn1”), as described below, according to the following schedule (currently, RWA arises from multiplying the required minimum capital under Central Bank regulations by 12.5):

	January/March	April/June	July/September	October/December
2016	0.075	0.15	0.225	0.30
2017	0.375	0.45	0.525	0.60
2018	0.675	0.75	0.825	0.90
From January 2019		1

We are not considered a D-SIB.

Basic Minimum Capital

The basic minimum capital requirement varies depending on the type of financial institution and the jurisdiction in which the financial institution’s headquarter is registered, with Ps.26 million for banks under category I and II (Ps.12 million for other financial entities under this category), and Ps.15 million for banks under category III to VI (Ps.8 million for other financial entities under this category).

Category	Banks	Other Entities (*)
I and II	Ps.26 million	Ps.12 million
III and IV	Ps.15 million	Ps.8 million

(*)         Except credit entities.

Additionally, financial entities located in ports and airports must comply with Category I requirements and those entities engaged in foreign trade transactions must comply with the requirements applicable to banks under such category.

Notwithstanding the foregoing, the regulatory capital of commercial banks acting as custodians of securities representing investments of the Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino must be equal to or exceed the greater of Ps.400 million or an amount equivalent to 1% of the total book value of the securities in custody.

Description of Argentine Tier 1 and Tier 2 Capital Regulations

Argentine financial institutions must comply with guidelines similar to those adopted by the Basel Committee on Banking Regulations and Supervisory Practices, as amended in 1995 (the “Basel Rules”). In certain respects, however, Argentine banking regulations require higher ratios than those set forth under the Basel Rules.

The Central Bank takes into consideration a financial institution’s RPC in order to determine compliance with capital requirements. Pursuant to Communications “A” 5369 and “A” 5580, as amended and supplemented, RPC consists of Tier 1 capital (Basic Net Worth) and Tier 2 capital (Complementary Net Worth).

Tier 1 capital consists of (i) COn1, (ii) deductible items from ordinary capital level 1 (“CDCOn1”), (iii) additional capital level 1 (“CAn1”), and (iv) deductible items from additional capital level 1 (“CDCAn1”).

COn1 includes the following net worth items: (i) capital stock (excluding preferred stock), (ii) non-capitalized capital contributions (excluding share premium), (iii) adjustments to shareholders’ equity, (iv) earnings reserves (excluding the special reserve for debt instruments), (v) unappropriated earnings, (vi) other results either positive or negative, in the following terms:

•                  with respect to results from prior fiscal years, 100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;

•                  100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;

•                  50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and

•                  100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

(vii) share premiums of the instruments included in COn1, and, in the case of consolidated entities, (viii) minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of the Central Bank Communication “A” 5580.

Items deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear, and Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) certain credits related to the application of tax deferrals; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) goodwill; (j) organization and development costs; (k) items pending allocation, debtor balances and other; (l) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (m) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (n) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished and (iii) the issuance of credit or debit cards as provided by Communication “A” 5700; (o) excess in the granting of asset-backed guaranties, according to Central Bank’s regulations; (p) the highest balance of that month’s financial assistance to the public sector, when certain conditions are met; (q) earnings from sales related to securitizations under certain circumstances; (r) gains and losses related to derivative transactions due to changes in the credit risk of the financial institution; (s) losses from derivatives under certain circumstances and (t) equity interests in other Argentine or foreign financial institutions subject to a consolidated supervision.

CAn1 includes certain debt instruments of financial entities not included under COn1 and meet the regulatory criteria established in section 8.3.2 of Communication “A” 5580 (as amended and supplemented), and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

Moreover, debt instruments included under CAn1 must comply with the following requirements:

•                  Must be totally subscribed and paid in full.

•      Subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.

•      Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.

•      They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

•      After 5 years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the previous authorization of the Superintendency, (b) the entity does not create any expectations regarding the exercise of the purchase option, and (c) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.

•      Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.

•      The financial entity can pay dividends/interest coupons at any time. The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.

•      Debt instruments should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•      Debt instruments should not have been bought with direct or indirect financing from the financial entity and they shall not contain elements that make re-capitalization difficult.

Instruments considered liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion into common shares and a mechanism assigning losses to the instrument. Tier 2 capital consists of (i) certain debt instruments of financial entities not included in Tier 1 capital and which meet the regulatory criteria established in section 8.3.3 of Communication “A” 5580 (as amended and supplemented), (ii) share premium from instruments included in Tier 2 capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank regulations on debtor classification and on financings with class “A” preferred securities not exceeding 1.25% of the assets measured for credit risk. Additionally, in the case of consolidated entities, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under complementary net worth.

The above-mentioned items will be considered minus deductible items pursuant to section 8.4.2 of Communication “A” 5580 (as amended and supplemented) issued by the Central Bank, which is described below.

Moreover, debt instruments included under complimentary net worth must comply with the following requirements:

•      Must be totally subscribed and paid in full.

•      Subordinated to depositors, unsecured creditors and the subordinated debt of the financial entity.

•      Must not be insured or guaranteed by the issuer or a related entity, and has no agreement in place to improve payment priority in the case of the entity’s bankruptcy either legally or economically.

•      Maturity: (i) original maturity date within no less than 5 years, (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed, and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After 5 years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•      The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.

•      They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.

•      They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•      They should not have been bought with direct or indirect financing from the financial entity.

Additionally, instruments included in Tier 2 capital and CAn1, shall meet the following conditions in order to assure their loss-absorbency capacity:

a)             Their terms and conditions must include a provision pursuant to which the instruments must absorb losses—either through a release from debt or its conversion into ordinary capital—once a triggering event has occurred, as described hereunder.

b)            If the holders receive compensation for the debt release performed, it should be carried out immediately and only in the form of common shares, pursuant to applicable regulations.

c)             The financial entity must have been granted the authorization required for the immediate issuance of the corresponding common shares in the case of a triggering event, as described below.

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened and the Central Bank rejects the regularization plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first), or (ii) upon the decision to capitalize the financial entity with public funds.

The Bank has issued three series of subordinated notes, all of which are outstanding as of the date of this annual report. The series issued in 2013 and 2014 comply with all the requirements described above. However, the series issued in November 2010 is not in compliance with the requirements because it was issued prior to the effectiveness of Communication “A” 5580. See “Item 5.B Liquidity and Capital Resources—Financings—Bank — Foreign currency-denominated Subordinated Notes.”

Further criteria regarding the eligibility of items included in the RPC calculation must be followed pursuant to the regulatory requirements of minority and other computable instruments issued by subsidiaries, subject to consolidated supervision by third parties. A minority shareholding may be included in COn1 of the financial entity if the original instrument complies with the requirements established for its qualification as common shares regarding the RPC.

Deductible items applied to the different capital levels:

Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued to be placed within 5 business days. When the holdings in other financial entity’s capital (individually representing less than 10% of each issuer’s COn1) exceed 10% of the COn1 of the financial entity, net of deductions, the amount over 10% must be deducted from each one of the capital levels according to the following formula:

•      Amount to be deducted from COn1: the amount exceeding 10% multiplied by the proportion of holdings of COn1 over total capital interests.

•      Amount to be deducted from CAn1: the amount exceeding 10% multiplied by the proportion of holdings of CAn1 over total capital interests.

•      Amount to be deducted from complementary net worth: the amount exceeding 10% multiplied by the proportion that represents the holdings of complementary net worth over total capital interests.

Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital or when the issuer is a subsidiary of a financial entity according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; and (iii) securities issued to be placed within 5 business days.

Limitations

Communication “A” 5580 (as amended and supplemented) establishes minimum thresholds regarding capital integration: (i) for COn1, the amount resulting from multiplying the capital risk weighted assets (“RWA”) by 4.5% ; (ii) for the basic net worth, the amount resulting from multiplying the RWA by 6% and (iii) for the RPC, the amount resulting from multiplying the RWA by 8%. It is important to note that the RWA calculation results from multiplying the required minimum capital under Central Bank regulations by 12.5. The failure to comply with any of these limitations is considered an infringement of the minimum capital integration requirements.

Pursuant to Communication “A” 5867, RWA shall be calculated as follows:

RWA = RWAc + [(MR+OR) x 12.5]

Where:

RWAc: credit risk weighted assets

RM: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

Communication “A” 5398 of the Central Bank requires financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

The economic capital of financial institutions is the amount of capital required to pay not only unexpected losses arising from exposure to credit, operational and market risks, but also those arising from other risks to which the financial institution may be exposed.

Financial institutions must demonstrate that their internal capital targets are well-funded and adequate in terms of their general risk profile and operations. The ICAAP should take into consideration all material risks to which the institution is exposed. To this end, institutions must define an integral process for the management of credit, operational, market, interest rate, liquidity, securitization, graduation, reputational and strategic risks and use stress tests to assess potential adverse scenarios that may affect their regulatory capital.

The ICAAP must include stress tests supplementing and validating any other quantitative or qualitative approach employed by the institution in order to provide the board of directors and senior management with a deeper understanding of the interaction among the various types of risk under stress conditions. In addition, the ICAAP must consider the short- and long-term capital needs of the institution and ensure the prudent accumulation of excess capital during positive periods of the economic cycle.

The required amount of capital of each institution shall be determined based on its risk profile, taking into consideration other external factors such as the effects of the economic cycle and the economic scenario.

Requirements Applicable to Dividend Distribution

The Central Bank imposed restrictions on the payment of dividends, limiting the ability of financial institutions to distribute dividends without its prior consent.

By means of Communication “A” 6013, the Central Bank amended and restated its regulations regarding dividend distribution by financial institutions. Pursuant to such regulation, the Superintendency will review the ability of a financial institution to distribute dividends upon request for approval by the institutions. The request must be filed within 30 business days prior to the shareholders’ meeting that will approve the institution’s annual financial statements. The Superintendency may authorize the distribution of dividends when each of the following circumstances are applicable during the month preceding the request:

(i)             the financial institution is not subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL;

(ii)          the financial institution is not receiving financial assistance from the Central Bank;

(iii)       the financial institution is in compliance with its reporting obligations to the Central Bank;

(iv)      the financial institution is in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; and

(v)         the financial institution is not subject to any significant fines, — exceeding 25%  of the last reported computable regulatory capital— , or debarment, suspension, revocation or prohibition imposed in the last five years by the Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought, if applicable, to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

Financial institutions that comply with all of the above-mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (“resultados no asignados”) at the end of the fiscal year, (ii) plus voluntary reserves for future dividend payments and (iii) minus voluntary reserves and mandatory statutory reserves and other items, such as (a) balance of account related to payments made under pesification judicial rulings; (b) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market; (c) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report; (d) individual exemptions for asset valuation granted by the Superintendency; (e) balance of judicial deposits in foreign currency and accounting value of such deposits as required by Law No. 25,561 and Decree No. 214/02; and (f) net results of losses due to application of rules for valuation of securities of the non-financial public sector and monetary regulations of the Central Bank.

Dividends cannot be paid, however, in any of the following circumstances:

•                  if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro-forma position after making the dividend payment; and/or

•                  if the financial institution did not comply with the applicable Additional Capital Margins (as defined below).

In addition, for financial institutions that are branches of foreign financial institutions, the Superintendency will consider the liquidity and solvency of their headquarters and the markets in which they operate.

Pursuant to Communication “A” 5580, the minimum regulatory capital has to account for the requirement of counterparty risk capital for securitizations for every ongoing transaction at the time of determination.

Central Bank´s Communication “A” 5689, dated January 8, 2015, set forth that financial entities shall make an accounting entry for and provide information about any administrative and/or disciplinary penalties, and adverse criminal judgments issued by courts, which were applied or filed by the Central Bank, the UIF, the CNV and the National Insurance Superintendence (SSN). Beginning in January 2015, the amount corresponding to the accounting entry shall include all of the penalties and a provision for 100% of each penalty must be made. Such provisions must be maintained until payment is made or a final judgment is issued. According to Central Bank Communication “A” 5707, as amended by Central Bank Communication “A” 5827, if dividends are to be distributed, this amount shall also be deducted from the distributable amount. In April 2016, the Central Bank issued Communication “A” 5940, which amended provisions of Communication “A” 5689. Pursuant to such Communication, the financial entities that, to the date thereof, have an amount for these items registered in the account “Provisions — For administrative, disciplinary and criminal penalties”, must analyze, according to the enforcing legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” (which set forth that penalties must be probable and that their amount can be reasonably estimated).

In January 2015, Communication “A” 5694 of the Central Bank also established that those entities considered domestic systemically important (D-SIB) must take into account an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets which they must comply with using exclusively ordinary capital level 1 (Con1) according to the schedule described (currently, RWA is calculated by multiplying the required minimum capital under Central Bank regulations by 12.5). According to Central Bank Communication “A” 5707, as amended by Central Bank Communication “A” 5827, if dividends are to be distributed, this requirement becomes effective immediately.

Pursuant to Central Bank Communication “A” 5827, as of January 1, 2016, financial entities are required to establish a capital margin in addition to their minimum capital requirements, for the purpose of accumulating their own resources, which they will be able to use if they incur losses, thus reducing the risk of non-compliance with minimum capital requirements. The higher the use of such marginal amounts, the higher the percentage of profits that financial entities will be required to withhold in order to restore that margin. Additionally, the capital preservation margin shall be 2.5% of the entity’s RWA, in addition to applicable minimum capital requirements. In the case of financial entities qualified as systematically significant entities, the capital preservation margin shall be 3.5% of their respective RWA (the “Capital Conservation Buffer”).

Credit Risk

The minimum capital requirement in respect of counterparty risk (“CRC”) must be calculated by dividing the sum of each item’s daily balance by the amount of days corresponding to the month. Pursuant to Communication “A” 6128, as of January 1, 2017, the minimum capital requirement for credit risk will be calculated as follows:

CRC = (k x 0.08 x RWAc) + INC

Variable “k” is determined by the rating (1 is the strongest, 5 is the weakest) assigned to the financial entity by the Superintendency, pursuant to the following scale:

Rating	K Factor
1	1
2	1.03
3	1.08
4	1.13
5	1.19

For the purposes of the calculation of the capital requirement, the rating will be that of the third month after the month of the most recent rating informed to the entity. For so long as no notice is given, the “k” factor will be equal to 1.03.

RWAc: These are credit risk weighted assets, calculated by adding the following:

A x p + PFB x CCF x p + no DvP + (DVP + RCD+ INC(fractioning)) x 12.5

Variable “A” refers to computable assets/exposures; “PFB” is computable items which are not registered on the balance sheet (“off balance sheet items”), whether or not accounted for under memorandum accounts; “CCF” the conversion credit factor; and “p” refers to the weighting factor, expressed on a per unit basis.

In addition, “no DvP” refers to transactions that do not involve delivery against payment. The amount is determined by the addition of the amounts arrived at by applying the weighting factor (p) on the relevant transactions.

“DvP” refers to failed delivery against payment transactions (for purposes of these rules, failed payment against payment (PvP) transactions are also included). The amount is determined by the addition of the amounts arrived at by multiplying the current positive exposure by the applicable capital requirement.

“RCD” refers to requirements for counterparty risk in over-the-counter (“OTC”) transactions.

“INC(fractioning)” means the incremental minimum capital requirements based on any excess over the following limits:

•                  equity interest held in companies: 15%

•                  total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s computable regulatory capital for the last day before the relevant date, as prescribed in the rules on “Credit risk fractioning.”

“INC” incremental minimum capital requirements based on any excess in the fixed assets and other ratios, the limitations established under “Credit risk fractioning” rules, and the limitations derived from the credit risk degree.

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in pesos	0
To the public non-financial sector denominated and funded in pesos, including securitized exposures	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code)	0
To the public non-financial sector and the Central Bank. Other	100
To other sovereign states or their central banks and other foreign public non-financial sector institutions	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	0
Other	100
Exposure to local financial institutions
Denominated and funded in pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	100
Exposure to foreign financial institutions	100
Exposure to local and foreign companies and other entities - including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”)	75

Type of Asset	Weighting (%)
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Primary mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
Primary mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the lower of the real property market value or 60% of the mortgage loan	50
On the remaining portion of the loan	100
Delinquent loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Interests in companies	150
Exposures to central counterparty entities (CCP)	0
Other assets and / or items off the balance sheet	100

Minimum capital requirements also depend on the CAMELBIG rating (1 is the strongest, 5 is the weakest) assigned by the Superintendency, which also determines the “k” value. This rating system complies with international standards and provides a broad definition of the performance, risks and perspectives of financial entities. Financial entities have to adjust their capital requirements according to the following “k” factors:

CAMELBIG Rating	K Factor
1	1.00
2	1.03
3	1.08
4	1.13
5	1.19

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations; and (c) financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent: (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated fiscalization, (iii) in the case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries; and (iv) in the case of guarantees granted locally, they are in turn guaranteed by their foreign branch headquarters or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

Interest Rate Risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements are intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all of these minimum capital requirements. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

Market Risk

Minimum capital requirements for market risks are computed as a function of the market risk of financial entities’ portfolios, measured as their VaR. The regulation includes those assets traded on a regular basis in open markets and excludes those assets held in investment accounts, which must meet counterparty and interest rate risk minimum capital requirements.

There are five categories of assets. Domestic assets are divided into equity and public bonds/Central Bank debt instruments, the latter being classified in two categories based on whether their modified duration is less than or more than 2.5 years. Foreign equity and foreign bonds comprise two other categories and are also classified according to their duration, the latter of which is also broken up into two separate categories based on whether their modified duration is less than or more than 2.5 years. The fifth category is made up of foreign exchange positions, which are differentiated based on currency.

Overall capital requirements in relation to market risk are based on the sum of the five amounts of capital necessary to cover the risks arising from each category of assets.

Market risk minimum capital requirements must be met daily. Information must be reported to the Central Bank on a monthly basis. Since May 2003, the U.S. dollar has been included as a foreign currency risk component for the calculation of the market risk requirement and all assets and liabilities denominated in U.S. dollars are taken into account.

Pursuant to Communication “A” 5867, market risk will be defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement will be the arithmetic sum of the minimum capital requirement for interest rate, stock, exchange rate and options risks. To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments — such as securities and derivatives — recorded as part of the trading portfolio, and risks from foreign currency positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 5867, a financial instrument may be accounted for as part of the trading portfolio — for purposes of meeting the minimum capital requirement for market risk — if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in over-the-counter transactions involving derivatives and securities financing transactions (SFT) — such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

The minimum capital requirement for exchange rate risk will apply to the total position in each foreign currency. The minimum capital requirement for securities will be computed in respect of the instruments accounted for as part of the trading portfolio, which must be valued prudently (marked to market or marked to model). Instruments whose yield is determined in relation to CER must be considered fixed-rate securities. Whether recorded as part of the trading or of the investment portfolio, items to be deducted for purposes of calculating the RPC will be excluded from the calculation of the market risk minimum capital requirement.

Minimum capital requirement for interest rate risk: The minimum capital requirement for interest rate risk must be calculated in respect of any debt securities and other instruments accounted for as part of the trading portfolio, including any non-convertible preferred shares. This capital requirement is calculated by adding two separately calculated requirements: first, the specific risk involved in each instrument, either a short or a long position, and second, the general market risk — related to the effect of interest rate changes on the portfolio — a set off of the long and short positions held in different instruments will be allowed.

Minimum capital requirement for positions in stock. The capital requirement for the risk of holding equity positions in the trading portfolio applies to both long and short positions in common shares, convertible debt securities that function like shares and any call or put options for shares, as well as any other instrument with a market behavior similar to that of shares, excluding non-convertible preferred shares, which are subject to the minimum capital requirement for interest rate described in the preceding paragraph. Long and short positions in the same security may be computed on a net basis.

Minimum capital requirement for exchange rate risk. The capital requirement for exchange rate risk establishes the minimum capital required to hedge the risk involved in maintaining positions in foreign currency, including gold. To calculate the capital requirement for exchange rate risk, entities must first quantify its exposure in each currency, and then estimate the risks inherent in the combination of long and short positions in different currencies.

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 5867 if the entity only purchases options — provided that the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month —, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative (“delta plus”) method, also contemplated in the regulation.

As from the effective date of Communication “A” 5867 and until August 31, 2016, financial entities were required to calculate the market risk minimum capital requirement in accordance with the method set forth in Communication “A” 5867 and also on an off-balance sheet basis, pursuant to the method in effect as of December 31, 2015, and to consider, for purposes of determining the minimum capital requirement, the result of the method involving the highest amount of the market risk capital requirements. After August 31, 2016, only the method set forth in Communication “A” 5867 is applicable.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091 provides the following:

(i)             non-compliance reported by the institutions:  the institution must meet the required capital no later than the end of the second month after becoming non-compliant or submit a restructuring plan within 30 calendar days following the last day of the month in which such non-compliance occurred. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including prohibition from opening branches in Argentina or in other countries, establishing representative offices abroad, or owning equity in foreign financial institutions, as well as a prohibition from paying cash dividends. Also, the Superintendency may appoint a delegate, who shall have the powers set forth by the FIL.

(ii)          Non-compliance identified by the Superintendency:  the institution must file its defense within 30 calendar days after being served notice by the Superintendency. If no defense is filed, or if the defense is disallowed, the non-compliance will be deemed to be final, and the procedure described in item (i) confirm will apply.

Furthermore, pursuant to Communication “A” 5282, as amended, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten business days, it must submit a regularization and reorganization plan within the following five business days and may become subject to an administrative proceeding initiated by the Superintendency.

Operational Risk

The regulation on Operational Risk (“OR”) recognizes the management of OR as a comprehensive practice separated from that of other risks given its importance. OR is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk.

Financial institutions must establish a system for the management of OR that includes policies, processes, procedures and the structure for their adequate management. This framework must also allow the financial entity to evaluate capital sufficiency.

Seven OR event types are defined, according to internationally accepted criteria:

•                  internal fraud;

•                  external fraud;

•                  employment practices and workplace safety;

•                  clients, products and business practices;

•                  damage to physical assets;

•                  business disruption and system failures, and

•                  execution, delivery and process management.

Financial entities are charged with implementing an efficient OR management system following the guidelines provided by the Central Bank. A solid system for risk management must have a clear assignment of responsibilities within the organization of financial entities. Thus, the regulation describes the roles prepared by each level of the organization in managing of OR (such as the roles of the board of directors, senior management and the business units of the financial institution).

A financial institution’s size and sophistication, and the nature and complexity of its products and processes, and the extent of the transaction determines the type of “OR Unit” required. For small institutions, this unit may even consist of a single person. This unit may functionally respond to the senior management (or similar) or a functional level with risk management decision capacity that reports to that senior management.

An effective risk management will contribute to prevent future losses derived from operational events. Consequently, financial entities must manage the OR inherent in their products, activities, processes and systems. The OR management process comprises:

a)                                     Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections done according to the business strategies defined by the financial institution. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, such as self-risk assessments, risk mapping and key risk indicators.

b)                                     Monitoring: an effective monitoring process is necessary for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.

c)                                      Control and mitigation: financial entities must have an appropriate control system for ensuring compliance with a documented set of internal policies, which involve periodic reviews (at least annually) of control strategies and risk mitigation, and adjust these as necessary.

Pursuant to Communication “A” 5282, the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last 36 months.

The OR formula is as follow:

The variables in the OR formula are defined as follows:

•                  Cro: the capital requirement for operational risk.

•                  α: 15%.

•                  n: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.

•                  IBt: gross income from 12-month consecutive terms, provided that it is a positive figure, corresponding to the 36 months preceding the month of calculation.

IB is defined as the sum of (a) financial and service income minus financial and service expenses and (b) other income minus other expenses.

The following items are excluded from items (a) and (b) above:

(i)                                     expenses derived from the creation or elimination of reserves during previous fiscal years and recovered credits during the fiscal year that were written off in previous fiscal years;

(ii)                                  profits or losses from holding equity in other financial institutions or companies, if these were deductible from RPC;

(iii)                               extraordinary or unusual gains (i.e., those arising from unusual and exceptional events that resulted in gains) including income from insurance recovery; and

(iv)                              gains from the sale of financial public sector notes, as set forth under the Central Bank regulations (“Valuación de instrumentos de deuda del sector público no financiero y de regulación monetaria del Banco Central de la República Argentina”).

New financial institutions must comply, in their first month, with an OR minimum capital requirement equivalent to 10% of the aggregate requirements determined for credit and market risks, in the latter case, for the positions on the last day of that month. As from the second and up to the thirty-sixth month, the monthly capital requirement will be equivalent to 10% of the average requirements determined for the months elapsed until, and including, the calculation period based on a consideration of the risks referred to in the preceding paragraph. From the thirty-seventh month onwards, the monthly requirement is calculated based on the OR formula.

Minimum Cash Reserve Requirements

The minimum cash reserve requirement requires that a financial institution keeps a portion of its deposits or obligations readily available and not allocated to lending transactions. Pursuant to Communication “A” 3498 (as amended and supplemented) as of March 1, 2002, the minimum cash requirement includes deposits and obligations for other financial intermediation transactions (overnight and fixed term transactions).

Minimum cash requirements are applicable to demand and time deposits and other liabilities arising from financial intermediation denominated in Pesos, foreign currency, or government and corporate securities, and any unused balances of advances in checking accounts under formal agreements not containing any clauses that permit the bank to discretionally and unilaterally revoke the possibility of using such balances.

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (without including special deposits related to inflows of funds — Decree 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a 72 business hour term as from their deposit.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed term deposit of UVIs (as defined below), the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, except for the period ranging from December of a year to February of the next year, period in which it shall be applied on a quarterly average. Such requirement shall be complied with on a separate basis for each currency in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement, which in the case of transactions in Peso, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 6195):

	Rate %
	Category I		Categories II to VI
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1- Checking account deposits	20		18
2- Savings account, basic account and free universal account	20	25	18	25
3- Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Cese Laboral para los Trabajadores de la lndustria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	20	25	18	25
4- Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	20	25	18	25
5- Unused balances of advances in checking accounts under executed overdraft agreements	20		18
6- Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

7- Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12, 13 and 14 of this table:

(i) Up to 29 days	14	23	13	23
(ii) From 30 days to 59 days	10	17	9	17
(iii) From 60 days to 89 days	5	11	4	11
(iv) From 90 days to 179 days	1	5	0	5

	Rate %
	Category I		Categories II to VI
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
(v) From 180 days to 365 days	—	2	—	2
(vi) More than 365 days	—	0	—	0
8- Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—		—
9- Securities (including Notes)
(i) Up to 29 days	14	23	14	23
(ii) From 30 days to 59 days	10	17	10	17
(iii) From 60 days to 89 days	5	11	5	11
(iv) From 90 days to 179 days	1	5	1	5
(v) From 180 days to 365 days	—	2	—	2
(vi) From 365 days	—	—	—	—
10- Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—		—
11- Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	13	15	13	15
12- Special deposits related to inflows of funds. Decree 616/2005		100		100
13- Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	16		15
14- Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs
(i) Up to 29 days	7	—	6	—
(ii) From 30 days to 59 days	5	—	4	—
(iii) From 60 days to 89 days	3	—	2	—
(iv) More than 90 days	0	—	0	—
15-Deposits and fixed term investments created in the name of minors for funds they receive freely	0	—	0	—

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency for a certain month shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency to which the requirement applies, and may include the following:

1.              Accounts maintained by financial institutions with the Central Bank in Pesos.

2.              Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

3.              Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions and immediate transfer funds.

4.              Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

5.              Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

6.              Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts — CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros — CRYL”) for public securities and securities issued by the Central Bank at their market value.

These eligible items are subject to review by the Central Bank and may be changed in the future.

The Central Bank makes interest payments on reserve requirements up to the legal cash requirement level established for term transactions. Reserves in excess of that requirement will not be compensated.

Compliance on public bonds and time deposits must be done with holdings marked to market and of the same type, only in terms of monthly status. Holdings must be deposited in special accounts at the Central Bank.

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the month to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period.

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve, excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. The daily minimum required is 70% when a deficit occurs in the previous month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos are subject to a penalty equal to twice the private banks’ Buenos Aires Deposits of Large Amount Rate (“BADLAR”) rate for deposits in Pesos for the last business day of the month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in foreign currency are subject to a penalty equal to twice the private banks’ BADLAR rate for deposits in U.S. dollars or twice the 30-day U.S. dollar LIBOR rate for the last business day of the month (whichever is higher).

Minimum cash requirements may decrease with (i) the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry, and (ii) the payment of social security benefits. Minimum cash requirements may increase with a defect in the application of credit quotas to clients other than MiPyMEs. Minimum foreign cash requirements may decrease in the event of a relaunching of Lebac’s (Central Bank bills) subscriptions.

Internal Liquidity Policies of Financial Institutions

Pursuant to Communication “A” 5693, as amended, financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments and must comply with the liquidity coverage ratio established thereunder, under a stress test scenario with a 30 day horizon. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and assets.

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the liquidity coverage ratio (“LCR”), which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., a CEO) will be necessary.

In addition, financial institutions must designate a director or advisor who will receive reports at least weekly, or more frequently if circumstances so require, such as when changes in liquidity conditions require new courses of action to safeguard the entity. In the case of branches of foreign financial institutions the reports must be delivered to the highest authority in the country.

Appointed officers and managers will be responsible for managing the liquidity policy that, in addition to monitoring the LCR, includes taking the necessary steps to comply with minimum cash requirements.

Financial institutions must report the list of such officers and directors, as well as any subsequent changes, to the Superintendency within 10 calendar days from the date of any such change.

Additionally, Communication “A” 5693, as amended, sets forth that financial institutions must have an adequate stock of high-quality liquid assets (“HQLA”) free of any restrictions which can be immediately converted into cash in order to cover their liquidity needs during a period of 30 days in case of a stress scenario. Also, financial institutions must carry out their own stress tests so as to determine the liquidity level they should maintain in other scenarios, considering a period higher than 30 calendar days.

The LCR must be equal to or greater than 1 (that is to say, the stock of HQLA must not be lower than the total net cash outlays) in the absence of a financial stress scenario. If this is not the case, the LCR may fall below 1.

The Central Bank describes how to categorize a stress scenario, taking into account the following: the partial loss of retail deposits; the partial loss of wholesale non-guaranteed funding capacity; the partial loss of guaranteed funding; additional fund outlays due to situations contractually provided for as a consequence of a significant decline in the financial institution’s credit quality; market volatility increases that have an effect on the quality of guarantees or on the potential future exposure of positions in derivatives; the unforeseen use of credit and liquidity facilities compromised and available but not used that the financial institution may have granted to its clients; and/or the need that the financial institution may experience to repurchase debt or to comply with non-contractual obligations so as to mitigate its reputational risk.

For implementing the above, the financial institutions must consider the following schedule:

Period	Ratio
January 2016 to December 2016	0.70
January 2017 to December 2017	0.80
January 2018 to December 2018	0.90
As of January 2019	1.00

The LCR calculation must be made on a permanent and monthly basis.

In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the BCRA; certain national public bonds in pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the International Monetary Fund, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

Credit Risk Regulation

The regulations on credit risk establish standards in order to reduce such risk without significantly eroding average profitability. There are three types of ratios that limit a lender’s risk exposure, namely: risk concentration limits, limits on transactions with customers on the basis of the institution’s capital and credit limits on the basis of the customer’s net worth.

Risk concentration: regulations include the concept of risk concentration, defined as the sum of loans that individually exceed 10% of the financial institution’s RPC. Total operations may not exceed, at any time:

•                  three times the institution’s RPC for the previous month, without considering the operations involving local financial institutions;

•                  five times the institution’s RPC for the previous month, on total financings; and/or

•                  ten times the institution’s RPC for the previous month, for second tier commercial banks when taking into account transactions with other financial institutions.

The three times and five times limits listed above are increased to four times and six times the institution’s RPC for the previous month, respectively, whenever increases are allocated to provide assistance to trusts or fiduciary funds from the non-financial public sector.

Loans (other than inter-bank loans) that exceed 2.5% of the financial institution’s RPC must be recommended by senior management and approved by the institution’s board of directors or similar authority.

Diversification of risk: Financial institutions must ensure that their loan portfolio is diversified among the highest possible number of individuals or companies and across all economic sectors to avoid a concentration of risk arising from a small group of individuals or companies or related to a specific sector that could significantly affect the institution’s assets.

Degree of risk: In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth. The basic margin may be increased by an additional 200% provided such additional margin does not exceed 2.5% of the financial institution’s RPC as of the last day of the second month prior to the date of the financing and the increase is approved by the board of directors of the relevant financial institution.

Limits on Credit Assistance

Maximum individual limits on credit assistance for non-related clients are calculated as a percentage of the financial institution’s RPC.

Maximum limits for credit assistance to non-financial public sector are as follows:

Transactions with the non-financial public sector	Maximum limit (*)
i) Transactions with the national public sector	50%
ii) Transactions with each provincial jurisdiction or the City of Buenos Aires	10%
iii) Transactions with each municipal jurisdiction	3%

(*) Individual limits will be increased by 15% when the increase is applied to financial assistance granted to trusts or fiduciary funds, subject to certain conditions and related to the financing of public sector or the inclusion of debt instruments issued by them.

Globally, lending to the public sector cannot exceed 75% of the institution’s RPC. As of July 2007, monthly credit assistance to the public sector cannot exceed 35% of a financial institution’s assets.

Maximum limits for credit assistance to the non-financial private sector of the country and non-financial sector abroad are as follows:

Transactions with the non-financial private sector of the country and non-financial sector abroad		Maximum limit
i)	For each borrower
	a) Unsecured financings	15%
	b) Total financings (secured or unsecured) and/or collateralized obligations including financings guaranteed by third parties	25%
ii)	For each Reciprocal Guarantee Company (RGC) (including affiliates) or public guarantee fund	25%
iii)	For each export credit insurance company	15%

Maximum limits for credit assistance to the financial sector of the country are as follows:

Taker
Transactions with the financial sector of the country		Lender	Rated 1, 2 or 3		Rated 4 or 5
i)	Financing by a financial institution that is not a second tier commercial bank to a local financial institution	Rated 1, 2 or 3 Rated 4 or 5	25 25	% %	25 0	% %
ii)	Financing by a financial institution that is a second tier commercial bank	Rated 1, 2 or 3 Rated 4 or 5	100 100	% %	100 0	% %

*This limit can be divided in two segments, with and without collateral, in each case by 25% subject to compliance with certain requirements.

Maximum limits for credit assistance to the financial sector abroad are as follows:

Transactions with the financial sector abroad		Maximum limit
i)	Investment grade banks	25%
ii)	Non-investment grade banks	5%

The allocation of margins for exposure to counterparty credit risk in derivative contracts is done on the basis of risk-sensitive measures and the features of each particular type of transaction (type of contract, frequency of marking to market, volatility of the asset). Transactions to be included are forwards, futures and options on shares and public bonds, and Central Bank debt instruments for which volatility is published, purchase and sale options on such assets, and swaps.

Limits for Affiliated Individuals

The aggregate amount of relevant transactions with affiliated companies or individuals may not exceed at any time the limits of the financial institution’s net worth as of the last day of the month prior to the month of calculation, according to the following general rules:

•                  in the case of local financial institutions which have transactions that are subject to consolidation by the lender or borrower, when the entity receiving financial assistance (i) has received a grade 1 rating by the Superintendency, the financial institution can provide assistance in an amount up to 100% of its computable net worth; or (ii) has received a grade 2 rating by the Superintendency, general financial assistance can be provided for an amount up to 10% of the financial institution’s computable net worth; and additional assistance in an amount up to 90% of said computable net worth as long as loans and other credit facilities mature within 180 days;

•                  in the case of local financial institutions not included in (i) above, the financial institution can provide assistance in an amount up to 10% of its computable net worth; and

•                  in the case of other related local companies that exclusively provide complementary services to the activity performed by the financial institution, as well as related foreign banks rated “investment grade,” such companies may receive assistance in an amount of up to 10% of the computable net worth of the financial institution which grants assistance.

If the financial institution has a rating of 4 or 5, financial assistance to a related person or company cannot be granted, except in certain special situations.

Finally, the total, non-excluded amount of financial assistance provided to, and the shareholder participation in the related individuals and companies by a financial institution cannot exceed 20.0% of the institution’s Argentine regulatory capital, except when the applicable limit is 100.0%.

Under Central Bank regulations, a person is “related” to a financial institution (and thus part of the same “economic group”):

•                  if the financial institution directly or indirectly controls, is controlled by, or is under common control with, such person;

•                  if the financial institution or the person that controls the financial institution and such person has or may have common directors to the extent such directors, voting together, will constitute a simple majority of each board; or

•                  as an exception, determined by the Board of Directors of the Central Bank (pursuant to a proposal from the Superintendency).

In turn, control by one person over another is defined under such regulations as:

•                  holding or controlling, directly or indirectly, 25.0% or more of the voting stock of the other person;

•                  having held 50% or more of the voting stock of the other person at the time of the last election of directors;

•                  holding, directly or indirectly, any other kind of participation in the other person (even if it represents a participating interest below the abovementioned percentages) so as to be able to prevail in its shareholders’ or board of directors’ meetings; or

•                  when the Board of Directors of the Central Bank, pursuant to a proposal from the Superintendency, determines that a person is exercising a controlling influence, directly or indirectly, in the direction or policies of another person.

The regulations contain several non-exclusive factors to be used in determining the existence of such controlling influence, including, among others:

•                  the holding of a sufficient amount of the other person’s capital stock as to exercise influence over the approval of such person’s financial statements and payment of dividends;

•                  representation on the other person’s board of directors;

•                  significant transactions between both persons;

•                  transfers of directors or senior officers between both persons;

•                  technical and administrative subordination by one person to the other; and

•                  participation in the creation of policies of the financial institution.

Interest rate and fee regulations

Maximum lending rates

Pursuant to Communication “A” 5590, which was in force from June 2014 to December 2015, the Central Bank established limits to lending rates applicable to consumer financing with respect to personal loans and pledge loans granted to retail customers, that are not considered as MiPyMEs.

Pursuant to these limits, two groups of institutions were defined: (i) financial entities with non-financial private sector deposits in Pesos, taking into account the average of the three months prior to April 2014, equal to or higher than 1% of the total non-financial private sector deposits of the financial system (Group I) and (ii) all other financial institutions (Group II).

In the case of institutions falling under Group I, the Central Bank would publish on a monthly basis the maximum interest rates that these financial institutions were authorized to apply to each financing disbursed and/or restructured. The maximum interest rates were based on the product of multiplying the most recent “reference interest rate” (as published by the Central Bank and based on the simple average of the cut-off rates applicable to Central Bank bills for a term closest to 90 days, two months before the disbursement) by the following multiples: (i) in respect of pledge loans: 1.25; (ii) in respect of overdrafts, credit card loans and mortgages on housing assigned to financial institutions by third parties, as receivables in respect to trusts where trust assets were constituted by them, and as collateral for granting loans: 2.00; and (iii) in respect of personal loans: 1.45.

In the case of Group II, the multiples used were as follows (i) in respect of pledge loans: 1.40; (ii) in respect of overdrafts, credit card loans and mortgages on housing assigned to financial institutions by third parties, as receivables in respect to trusts where trust assets were constituted by them, and as collateral for granting loans: 2.00; and (iii) in respect of personal loans: 1.80.

On December 17, 2015, the Central Bank issued Communication “A” 5853, pursuant to which the provisions that established maximum interest rates applicable to the lending transactions described above ceased to have effect in respect of any new transactions conducted as from and including such date. In addition, Communication “A” 5853 established the basic requirement that compensatory interest rates be freely agreed upon among financial institutions and their customers in accordance with established provisions under applicable statutory regulations, such as Central Bank regulations which state the maximum interest rate applicable to credit card facilities.

With respect to transactions conducted at a regulated rate, any non-compliance identified until December 31, 2015 will be addressed pursuant to the rules in effect as of December 16, 2015. For any non-compliance identified as from January 1, 2016, the rules established by Communication “A” 5849 will be applicable. Communication “A” 5849 establishes the procedure for reimbursing customers any amounts charged by financial institutions in excess of the applicable maximum lending rate.

Minimum term deposit rates

Pursuant to Communication “A” 5640, which was in effect from October 2014 to December 2015, the Central Bank established minimum interest rates applicable to term deposits made by individuals (in a principal amount equal to or lower than the amount covered by Seguro de Depósitos S.A. (“SEDESA”) at the time) (i.e., deposits not exceeding Ps.350,000). Communication “A” 5659, issued on October 31, 2015, increased the monthly contribution that banks were required to set aside each month to fund the Deposits Guarantee Fund (“Fondo de Garantía de los Depósitos”) from 0.015% to 0.060% of the monthly average of the daily deposits balance. On April 7, 2016, the Central Bank issued Communication “A” 5943, pursuant to which the monthly contribution rate reverted back to 0.015% of the monthly average of the daily deposits balance, and as of May 1, 2016, the amount covered was extended to Ps.450,000.

The interest rate applicable to such deposits could not be lower than the result of multiplying the most recent “reference borrowing rate” (as published by the Central Bank and based on the simple average of the cut-off rates applicable to Central Bank bills for a term closest to 90 days, two months before the withdrawal of the deposits) by the following multiple, depending on the original term of each deposit: (a) from 30 to 44 days: 0.91, (b) from 45 to 59 days: 0.93 and (c) from 60 to 119 days: 0.97, (d) from 120 to 179 days: 0.98 and (e) over 180 days: 0.99.

On December 17, 2015, the Central Bank issued Communication “A” 5853, pursuant to which the provisions that established minimum interest rates applicable to the term deposits described above ceased to have effect in respect of any new transactions conducted as from and including such date. The remuneration for fixed-rate deposits will be established at a rate freely agreed upon among the parties.

With respect to transactions conducted at a regulated rate, any non-compliance identified on or before December 31, 2015 will be addressed pursuant to the rules in effect as of December 16, 2015. For any non-compliance identified as from January 1, 2016, the rules established by Communication “A” 5849 will be applicable. Communication “A” 5849 established the procedure by which financial institutions must pay customers any amounts due as a result of non-compliance with the applicable minimum term deposit rates.

Fees

On October 6, 2013, the Central Bank issued Communication “A” 5460, granting broad protection to financial services customers. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. Fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Communication “A” 5514 sets forth an exception to the enforcement of Communication “A” 5460 for certain credit agreements that have pledges as collateral and are issued before September 30, 2018.

On June 10, 2014, the Central Bank issued Communications “A” 5591 and “A”5592, through which established new rules regarding fees and charges for basic financial products and services. Beginning on the effective date of the rule, financial institutions must have prior authorization from the Central Bank to implement increases to the cost of those services. The rule also specifically defines which financial services are considered basic.

On December 23, 2014, the Central Bank issued Communication “A” 5685 amending Communication “A” 5460, setting forth that any increase in commissions of new products or services must have the prior authorization of the Central Bank.

On August 21, 2015, the Central Bank issued Communication “A” 5795 (as amended and supplemented by several regulations, including but not limited to Communication “A” 5828) establishing additional rules aimed at protecting financial services customers by reinforcing regulations that prohibit financial institutions from charging fees and commissions related to insurance products that financial services customers purchase as accessories of financial services, regardless of whether it is a customer request or a condition set by the financial institution to access the financial service. In this regard, beginning on November 13, 2015, financial institutions may not receive remunerations or profits from such insurance products or receive remunerations or profits, directly or indirectly, from insurance companies with respect to such products.

Furthermore, Communication “A” 5828 creates a distinction between “life insurance on debit balances” and “other insurance,” establishing for the former that financial institutions cannot charge users any fee and/or charge associated with such kind of insurance. Financial institutions must purchase life insurance on debit balances with coverage for death or permanent total disability with respect to financings granted to human beings. Alternatively, they can self-insure the risks of death and permanent total disability of financial services clients. In both cases, coverage must fully cover the amount due in case of death or total permanent disability of the beneficiary.

On March 21, 2016, the Central Bank issued Communication “A” 5927 (as supplemented by Communication “A” 5928) that established new rules aimed at protecting financial users. In this regard, beginning on April 1, 2016, financial services customers who make electronic transfers will not be charged fees or commissions. Clients that do not meet such category (such as certain companies) that make transfers of funds of up to Ps.250,000 by electronic means will not be charged fees or commissions. Communication “A” 5927 also established that immediate transfers of funds of up to Ps.100,000 per day and per account can be made via the  internet (home banking) every day of the year.

On March 21, 2016, the Central Bank issued Communication “A” 5928, pursuant to which all savings accounts will be free, including the use of the corresponding debit card.  In this regard, all existing and new savings accounts will now be free of charge. Saving accounts will not face minimum amount requirements or any charge related to their creation, maintenance or renewal. In addition, pursuant to such regulation, commissions could be increased up to 20%, but clients must be notified of such increase 60 days in advance. Furthermore, as of September 1, 2016, caps on commissions will be eliminated, but financial institutions will have to notify their customers regarding the commissions that other financial entities will be charging.

Lastly, through Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a scheme to gradually reduce, on an annual basis, credit card and debit card sales commissions. In this regard, the maximum credit card sales commission rate for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively.

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments (the “2012 Quota”), according to the terms and conditions described therein. Subsequently, the Central Bank issued Communication “A” 5380 and “A” 5449 (the “2013 Quota”), “A” 5516 and “A” 5600 (the “2014 Quota”), “A” 5681 and “A” 5771 (the”2015 Quota”), “A” 5874 and “A” 5975 (the “2016 Quota”) and “a” 6084 (the “2017 Quota”), establishing new regulations applicable to credit facilities for productive investments (the “Quota”). The 2012 Quota, the 2013 Quota, the 2014 Quota, the 2015 Quota and the 2016 Quota are not cumulative and must be complied with, independently, in each year. Financial Institutions subject to this regime are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or those whose average total deposits over a related three-month period are equal to or greater than 1% of the total deposits in the financial system.

2014 Quota

Financial entities included in the 2014 quota must extend credit facilities for an amount equivalent to 5% of the nonfinancial private sector deposits in Pesos, calculated according to the balance resulting as of the end of November 2013, for the first tranche, and for an amount equal to at least 5.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of May 2014, for the second tranche.

The maximum interest rate for the first tranche is 17.50% and for the second tranche is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

The 2014 Quota must target 100% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the first tranche must be granted by June 30, 2014. Financing under the second tranche must be granted by December 31, 2014.

The maximum interest rate for the second semester of 2014 Quota is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

2015 Quota

Financial entities included in the 2015 Quota must extend credit facilities in the first tranche for an amount equal to at least 6.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the average balances of November 2014, and in the second tranche for an amount equal to at least 7.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the average balances of May 2015.

The maximum interest rate for the 2015 Quota was established at a fixed 19% per annum for the first tranche and at a fixed 18% per annum for the second tranche, for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the BADLAR rate in Pesos plus 150 basis points for the first tranche and BADLAR rate in Pesos plus 50 basis points for the second tranche.

The 2015 Quota must target 80% of the credit facilities rendered to micro, small- and medium-sized enterprises. The remaining 20% can target enterprises that exceed the maximum established for their area of activity in the rules on “micro-, small- and medium- sized enterprises” and that the total exports do not exceed the 20% of total sales of the last financial year. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. All financing under the 2015 Quota must be granted by December 31, 2015.

At September 30, 2015, funding must have been convened by at least 30% of the total amount of the first tranche of the 2015 Quota.

2016 Quota

Central Bank Communications “A” 5874 and “A” 5975 established the following guidelines for the 2016 Quota:

Financial entities acting as financial agents for the national, provincial, Autonomous City of Buenos Aires’ and/or municipal governments and/or whose share in the non-financial private sector deposits in pesos in the financial system is equal to or greater than 1%, based on the simple average of daily balances of the non-financial private sector deposit in pesos for the previous calendar six-month period, will be required to extend credit facilities equivalent to at least 14% of the non-financial private sector deposits in pesos, calculated on the basis of the monthly average of daily balances in November 2015 and, as of July 1, 2016, to at least 15.5% of the non-financial private sector deposits in pesos, calculated on the basis of the monthly average of daily balances in May 2016.

In the case of entities falling within the above scope whose share of total non-financial private sector deposits in pesos is lower than 0.25% (calculated as described in the preceding paragraph) the percentage to be applied will be not less than 8% - and not less than 9% from July 1, 2016, to December 31, 2016.

Not less than 75% of the 2016 Quota must be allocated to credit facilities intended for micro-, small- and medium- sized enterprises.

Communication “A” 5874 and “A” 5975 established the type of financing which may be considered eligible to be computed as part of the 2016 Quota, which includes the following:

(i)       Financing of investment projects (meaning financing extended for the purchase of capital goods and/or the construction of facilities necessary for the production of goods and/or services and for the commercialization of goods and/or services; financing of working capital for investment projects for up to an amount equivalent to 20% of the total project amount; the purchase of real estate, provided the financing amount does not exceed 70% of the value attributable to the constructions built on the land; financing for the purchase of motor vehicles and machinery, provided that the purchase transaction be carried out at the selling price applied to cash transactions; among others);

(ii)      Discount of deferred payment checks, certificates of public works (or any documentation that may replace them) and invoices and promissory notes for customers that are micro-, small- and medium- sized enterprises for up to an amount equivalent to 30% of the first tranche of the 2016 Quota, and for the whole quota of the second tranche of the 2016 Quota;

(iii)     Inclusion, by means of an assignment or discount, of financing facilities provided to users of financial services, or of receivables in respect of trusts whose trust assets consist — primarily — of such financing provided by financial entities not included within the scope of the above mentioned rules, with a total nominal annual financial cost not exceeding 27%, for the financings granted as of October 31, 2016, and 21% for the financings granted as of November 1, 2016, which may amount to up to 5% of the 2016 Quota;

(iv)     Microcredit extended to micro entrepreneurs that meet certain requirements (including that, either individually or as a family group, they do not have revenues exceeding two adjustable minimum living wages and are not registered as value added tax, income tax and personal assets tax payers with AFIP). On a supplemental basis, micro entrepreneurs may be granted loans for the purchase of consumption goods or services;

(v)      Loans extended to natural persons at an interest rate of up to a nominal annual 22% for the first year and as from the second year, if the above rate is not maintained, at a variable interest rate equivalent to the peso BADLAR rate charged by private banks, plus 150 basis points. The proceeds of these loans must be used directly for the purchase of a sole family dwelling for the respective family group, and must be implemented by means of a collateral assignment of rights in the trusts created for the construction of those properties , subject to certain conditions. This type of financing may collectively amount to up to 10% of the 2016 Quota;

(vi)     Mortgage loans extended to individuals for the purchase, construction or enlargement of dwellings, at an interest rate of up to a nominal annual 22% for the first year and as from the second year, if the above rate is not maintained, at a variable interest rate equivalent to the peso BADLAR rate charged by private banks, plus 150 basis points. These loans may collectively amount to up to 10% of the 2016 Quota;

(vii)    Assistance provided to natural persons and/or legal entities in areas where an emergency situation prevails as a result of natural disasters. This assistance may amount to up to 15% of the 2016 Quota; and

(viii)   Financing extended by financial entities that do not fall within the scope of these rules and/or to companies that provide financial assistance through capital lease transactions, provided the proceeds of such transactions are applied to funds, as of the effective date of the legal regulation, to provide financing to MIPyMEs for the purchase of motor vehicles and/or machinery at prices not exceeding cash transaction prices (i.e., list price, net of any general discounts) and pursuant to the conditions of the 2016 Quota. The proceeds must be used within a term of 10 business days between the date when financial assistance is received from the financial entity and the date the funds are used for lending to MiPyMEs (Communication “A” 5929); and

(ix)     Working capital financing to MiPyME, extended as of August 1, 2016, for working capital allocated to livestock farming (e.g., for the purchase and/or production of cattle, sheep, pigs, poultry, apiculture, etc.), dairy farming or other productive activities carried out in regional economies within the scope of section 2.2.9. of the “Minimum loan loss provisions” regulations, for up to an amount equivalent to 10% of the 2016 Quota.

The maximum interest rate to be applied, except for the financing facilities described in items (iii), (v) and (vi) above, will be a nominal annual fixed rate of 22% for the financings granted as of October 31, 2016, and of 17% for the financings granted as of November 1, 2016. In the case of financings restated in purchasing power units, CER adjustable, the maximum interest rate will be a nominal annual fixed rate of 1%. The rate will be free for transactions with customers who do not meet the conditions of a micro-, small- or medium-sized enterprise.

Financing facilities must be denominated in pesos and have — at the time of disbursement — an average maturity period equal to or longer than 24 months, based on weighted principal maturities, and the total maturity period must not be less than 36 months. Financing facilities described in item (i) above and to be used for working capital purposes must have an effective weighted average maturity period equal to or longer than 24 months. The discount transactions contemplated in items (ii) and (iii) will not be subject to a minimum maturity period requirement. The mortgage loans referred to in item (vi) must have a minimum maturity period of 10 years. The working capital financing facilities for MiPyMEs described in item (ix) must have an effective weighted average maturity period equal to or longer than 18 months.

The entities may make up this portfolio with loans extended on a joint basis with other entities, in the relevant proportion.

In case early pre-payment is accepted, only debtors will be entitled to such pre-payment right.

2017 Quota

As of January 1, 2017, and up to June 30, 2017, financial entities included in the 2017 Quota must maintain a balance of comprised financings, equal to at least 18% of the non-financial private sector deposits in pesos, calculated on the basis of the monthly average of daily balances in November 2016.

In the case of entities falling within the above scope whose share of total non-financial private sector deposits in pesos is lower than 0.25% (calculated as described in the preceding paragraph) the percentage to be applied will be no less than 10% from January 1, 2017 to July 30, 2016. According to Communication “A” 6217, at least 75% of the 2017 Quota must be granted to MiPyMEs and/or financial services customers.

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as Adjustable Purchase Value Units (Unidades de Valor Adquisitivo Actualizables, or “UVAs”).

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (Unidades de Vivienda or “UVIs”).

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps. 14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016.

Foreign Exchange System

During the first quarter of 2002, the Argentine government established certain foreign exchange controls and restrictions.

On February 8, 2002, Decree No. 260 was issued, establishing as of February 11, 2002 a Local Foreign Exchange Market (“Mercado Único y Libre de Cambios” or “MULC”) system through which all foreign exchange transactions must be traded at exchange rates to be freely agreed upon.

On such date, the Central Bank issued Communications “A” 3471 and “A” 3473, which stated that the sale and purchase of foreign currency can only be performed with entities authorized by the Central Bank to operate in the foreign exchange. Item 4 of Central Bank Communication “A” 3471 stated that the sale of foreign currency in the local exchange market shall in all cases be against Peso bills.

Since January 2, 2003, there have been further modifications to the restrictions imposed by the Central Bank. For further information, see “Item 10.D Exchange Controls.”

As of mid-December 2015, there have been significant changes to the legal framework applicable to the foreign exchange market aiming at granting greater flexibility to foreign exchange transactions.

These changes, initially contemplated under Communication “A” 5850, Communication “A” 5899 and Communication “A” 5955, among others, allowed those entities authorized to operate in the exchange market to engage in foreign currency arbitrage and exchange transactions with their customers. In addition, these regulations made it less burdensome for residents to access the foreign exchange market in order to acquire external assets, and for the repatriation by non-residents of both portfolio and direct investment.

Effective as of August 9, 2016, the Central Bank continued to establish more flexible rules for foreign exchange transactions, for example through the issuance of Communication “A” 6037, which resulted in a simplification of the rules that had been in place since 2002.

The new regulations provide that foreign exchange transactions may be performed under a sworn statement detailing the subject matter of the transaction; insofar no specific requirements apply to the transaction, and eliminated the obligation to produce documents supporting each foreign exchange transaction.

In addition, transactions involving the creation of external assets by residents are no longer limited by a specific amount, and regulations restricting market access to transactions involving derivative instruments with foreign counterparties have been suppressed. The new regulations also provided greater flexibility to the requirements needed to engage in exchange transactions during extended schedule hours.

Foreign Currency Lending Capacity

The Regulations on the allocation of deposits in foreign currencies, Communication “A” 4851 as amended, establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in Pesos, must fall under one of the following categories:

a.              pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;

b.              financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public;

c.               financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers;

d.              financing of investment projects, working capital or purchase of any kind of goods—including temporary imports of commodities—that increase or are related to the production of goods to be exported, including syndicated loans, whether granted by local or foreign financial institutions;

e.               financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market;

f.                debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above (excluding syndicated loans);

g.               foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies or public guarantee funds, in order to finance export transactions;

h.              financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

i.                  inter-financing loans (any inter-financing loans granted with such resources must be identified);

j.                 Central Bank bills denominated in dollars;

k.              direct investments abroad by companies that reside in Argentina, that seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of article 1 of Decree No. 589/13 as amended; and

l.                  financing of investment projects, including working capital, that allow the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency.

Communication “A” 5534 as amended, provides a specific formula in order to calculate the financial institution’s capacity to lend money in foreign currency for imports (relating to items (d) and (e), and, as applicable items (f) to (h) of the foregoing paragraph).

The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.

General Exchange Position

The general exchange position includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by OECD members’ governments with a sovereign debt rating not below “AA”, certificates of time deposits in foreign institutions (rated not less than “AA”), and correspondents’ debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days and correspondent balances for third-party transfers pending settlement. It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad.

The GEP ceiling is calculated every month and updated the first business day of the month. Pursuant to the relevant reporting system regulations this ceiling is set at 15.0% of the amount equivalent in U.S. dollars to the RPC at the end of the month immediately preceding the last month when filing with the Central Bank has already expired. It will be increased by an amount equivalent in U.S. dollars to 5.0% of the total amount traded by the institution on account of the purchases and sales of foreign currency in the calendar month prior to the immediately preceding month, and by 10% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody and deposits made under  the Tax Amnesty Law, recorded by the institution at the end of the calendar month prior to the immediately preceding month and by the daily amount equivalent in U.S. dollars to the foreign currency deposits made under the Tax Amnesty Law, net of foreign currency banknotes submitted through foreign exchanges and arbitrations as from October 1, 2016. If the resulting ceiling is lower than US$8.0 million, plus the daily amount equivalent in U.S. dollars resulting from the foreign currency deposits made under the Tax Amnesty Law net of foreign currency banknotes submitted through foreign exchanges and arbitrations as of October 1, 2016, the minimum amount of the ceiling shall be the sum of the latter two amounts..

Institutions authorized to trade in foreign currency failing to comply with the GEP ceilings or the exchange reporting regulations should refrain from trading in foreign currency until they are in compliance with the above.

Although certain exceptions are admitted, institutions authorized to trade in foreign currency require the Central Bank’s prior consent to perform their own purchases when payment is made against delivery of foreign currency or other foreign assets comprising the GEP.

Foreign Currency Net Global Position

All assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) are included in the net global position (for ongoing and completed operations), including related derivatives and agreements contemplating variations in the rate of exchange, the items included in the computation of the “General Foreign Exchange Position,” foreign currency deposits in accounts maintained with the Central Bank as well as gold, Central Bank Bills in foreign currency, subordinated debt in foreign currency and debt securities issued in foreign currency.

In addition, forward transactions under master agreements entered within domestic self-regulated markets paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency. Deductible assets for determining RPC and any included items recorded by the financial entity in its foreign branches are excluded from the ratio.

Two ratios are considered in the Foreign Currency Net Global Position:

Negative Foreign Currency Net Global Position (liabilities exceeding assets)

As from January 1, 2017 (Communication “A” 6128) the limit is 25%. Positive Foreign Currency Net Global Position (assets exceeding liabilities): Communication “A” 6128 of the Central Bank established that, effective as of January 1, 2017, this daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) cannot exceed 25% of the lesser of the RPC or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “Fixed assets and other concepts ratio”) of the immediately preceding month.

The excesses of these ratios are subject to a charge equal to 1.5 times the nominal interest rate of the Peso denominated Lebac (Central Bank bill). Charges not paid when due are subject to a charge equal to one and a half times the charge established for excesses.

In addition to the above-mentioned charge, sanctions set forth in Section 41 of the FIL shall apply (including: caution; warning; fine; temporary or permanent disqualification to dispose of a banking current account; temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of surveillance committees, comptrollers, liquidators, managers, auditors, partner or shareholders; and license revocation).

Rosario Futures Index (“ROFEX”) U.S. dollar futures state of emergency

On December 14, 2015, Argentina Clearing S.A. and Mercado a Término de Rosario S.A. resolved, through Communication 657 (subject to the CNV’s express approval, which was subsequently granted): (i) to declare a state of emergency with respect to any open positions as of such date involving U.S. dollar futures contracts maturing prior to June 2016 and entered into after September 29, 2015; and (ii) to provide, in respect of any open purchased positions as of such date involving U.S. dollar futures maturing prior to and including June 2016, the following remedies: (a) the original transaction price was adjusted by adding Ps.1.25 per U.S. dollar for those transactions opened from and including September 30, 2015 to and including October 27, 2015; (b) the original transaction price was adjusted by adding Ps.1.75 per U.S. dollar for those transactions opened as of October 28, 2015.

The adjustments referred to in the preceding paragraph were applied by registering a sale transaction at the original transaction price and a simultaneous purchase at the original price plus the amount indicated in items (a) and (b) above, which caused a novation of the transactions involved into new transactions at the new established price.

For the purposes of complying with registration requirements involving the relevant ROFEX and Argentina Clearing S.A. transactions, the Central Bank was registered as counterparty to such transactions.

Assignment of foreign exchange positions by financial and foreign exchange entities

On December 17, 2015, Communication “A” 5852 provided that financial entities authorized to deal in exchange transactions and foreign exchange entities were required to sell to the Central Bank their respective positive foreign currency positions at closing on December 16, 2015, valued at the reference exchange rate of such date, and then repurchase them in full. The repurchase transaction could be effected on December 17, 18 or 21, 2015, at the reference exchange rate prevailing on the day of the repurchase.

In particular, an open purchase position in U.S. dollar futures traded on ROFEX and having had its original price adjusted as provided under Item II) of Communication 657 of Argentina Clearing and Mercado a Término de Rosario S.A. was required to be sold to the Central Bank at the adjusted original price resulting from the enforcement of such Communication, and then repurchased in full at the reference exchange rate prevailing on the day of the repurchase.

For the purpose of exercising the repurchase date option contemplated in the first paragraph, an entity was required to submit a letter signed by its president or chief local officer to the General Operations Sub-department before 10:00 a.m. of the selected day, expressly stating the decision it had adopted.

If an entity failed to exercise the option contemplated in the first paragraph or to comply with any of the formal requirements set forth above, the repurchase was to be completed on December 22, 2015 at the reference exchange rate prevailing on such date.

The notion of “foreign currency position” referred to above was determined as follows: (i) for foreign exchange bureaus, agencies and offices: their general exchange position; and (ii) for financial entities authorized to deal in foreign exchange transactions: their net global foreign currency position, less any net assets corresponding to their liabilities in foreign-currency denominated government securities, based on the currency in which the respective financial services were paid (either a foreign currency or U.S. dollar-linked Argentine pesos).

If the determined foreign currency position was negative, no sale to the Central Bank and repurchase was required.

On December 18, 2015, the Bank carried out the above-mentioned repurchase at the reference exchange rate established for such date. In addition, on December 22, 2015, CCF carried out the above-mentioned repurchase at the reference exchange rate established for such date.

Fixed Assets and Other Items

The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.

Such fixed assets and other items include the following:

•                  Shares of local companies

•                  Miscellaneous receivables

•                  Property and equipment

•                  Other assets

The calculation of such assets will be effected according to the month-end balances, net of depreciations, accumulated amortizations and allowances for loan losses.

Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.

Credit Ratings

Communication “A” 5671 issued on November 28, 2014 supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company. Where provisions require certain international ratings, the criteria set forth by Communication “A” 5671 govern.

The provisions of Communication “A” 5671 are basic guidelines to properly assess the credit risk that financial institutions must observe when implementing Central Bank regulations including the requirement of a particular rating and do not replace the credit assessment that each financial institution must make to their counterparts. International credit ratings that refer to these provisions shall be issued by rating agencies that have a code of conduct based on the “Principles of the Code of Conduct for Agents Rate Risk” issued by the International Organization of Securities Commissions (“IOSCO”).

Annex II of Communication “A” 5671 provides a table regarding the new qualification requirements for financial institutions. This table classifies the credit ratings requirements for different transactions.

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.1,250,000 to micro-credit institutions and commercial loans of up to Ps.2,500,000 with or without guarantees. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.2,500,000, are classified as commercial loans. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

Under the current debt classification system, each customer, as well as the customer’s outstanding debts, are included within one of six sub-categories. The debt classification criteria applied to the consumer loan portfolio are primarily based on objective factors related to customers’ performance of their obligations or their legal standing, while the key criterion for classifying the commercial loan portfolio is each borrower’s paying ability based on their future cash flow.

Commercial Loans Classification

The principal criterion by which to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria
Normal Situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special Monitoring/Under observation

Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special Monitoring/Under negotiation or refinancing agreement

Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable

Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank’s Rules

(a) A borrower that has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which includes: (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which SEDESA is a beneficiary; or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer and Housing Loans Classification

The principal criterion used in the assessment of loans in the consumer and housing portfolio is the length of the duration of the default of such loans. Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria

Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to

Classification	Criteria
90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Non-recoverable loans	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable loans Central Bank’s rules	Same criteria as for commercial loans in the Irrecoverable according to Argentine Banking GAAP.

Minimum Credit Provisions

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Normal”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable by technical decision”	100%	100%

The Superintendency may require additional provisioning if it determines that the current level is inadequate.

Financial institutions are entitled to record allowances for loan losses in amounts larger than those required by the Argentine Banking GAAP. In such cases and despite the existence of certain exceptions, recording a larger allowance for a commercial loan, to the extent the recorded allowance amount falls into the next credit portfolio category set forth by Argentine Banking GAAP, shall automatically result in the corresponding debtor being recategorized accordingly.

Minimum Frequency for Classification Review

Financial institutions are required to develop procedures for the analysis of credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of such situation taking into consideration objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for Classification and Allowances” which must be made available for the Superintendency to review at any time. The classification analysis shall be duly documented. The classification review must include (i) clients whose outstanding credit (in Pesos and in foreign currency) exceeds the lesser of 1% of the financial institution’s RPC corresponding to the prior month and Ps.4.0 million and (ii) at least 20% of the financial institution’s total active credit portfolio, which, if applicable, shall be completed by incorporating clients whose total indebtedness is less than the limits described in (i) in this sentence.

In the case of commercial loans, the applicable regulations also require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal to or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) greater than the lesser of 1% of the financial entity’s RPC for the prior month and Ps.4.0 million, and (y) lesser than 5% of the financial entity’s RPC for the prior month. At the end of the second quarter, the full review under points (i) and (ii) should cover no less than 50% of the financial institution’s commercial loan portfolio and, if less, it shall be completed by incorporating customers (in descending order) whose total indebtedness is less than the limits described in (ii)(x) of the preceding sentence.

In addition, financial institutions have to review the rating assigned to a debtor in certain instances, such as when another financial institution reduces the debtor classification in the “Credit Information Database” and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the “Credit Information Database” and the lower classification awarded by at least two other banks and total lending from such banks account for 40% or more of the total informed; if there is a greater discrepancy, the financial institution will be required to reclassify the debtor.

Allowances for Loan Losses

The allowance for loan losses is maintained in accordance with applicable regulatory requirements of the Central Bank. Increases in the allowance are based on the level of growth of the loan portfolio, as well as on the deterioration of the quality of existing loans, while decreases in the allowance are based on regulations requiring the write-off of non-performing loans classified as irrecoverable after a certain period of time and on decisions of the management to write off non-performing loans evidencing a very low probability of recovery.

Priority Rights of Depositors

Under Section 49 of the FIL, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps. 450,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.450,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the FIL, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

The amendment to section 35 bis of the FIL Law by Law No. 25,780 sets forth that if a bank is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board of Directors may take certain actions. Among this actions, in the case of excluding the transfer of assets and liabilities to financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in section 49, paragraph e), as well as debt defined in section 53, giving effect to the order of priority among creditors. Regarding the partial exclusion, the order of priority of point e) section 49 must be followed without giving a different treatment to liabilities of the same grade.

Mandatory Deposit Insurance System

Law No. 24,485 passed on April 12, 1995, as amended, created a Deposit Insurance System, or “SSGD”, which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of Section 49 of the FIL, as mentioned above.

The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD”, managed by a private-sector corporation called SEDESA. According to Decree No. 1292/96, the shareholders of SEDESA are the government through the Central Bank and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank regulations. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication “A” 4271, dated December 30, 2004.

The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended. On April 7, 2016, Communication “A” 5943 was issued, extending the amount covered to Ps.450,000, as of May 1, 2016.

Effective payment on this guaranty will be made within 30 business days after revocation of the license of the financial institution in which the funds are held; such payments are subject to the exercise of the depositor’s priority rights described above.

In view of the circumstances affecting the financial system, Decree No. 214/2002 provided that SEDESA may issue registered securities for the purpose of offering them to depositors in payment of the guarantee in the event it should not have sufficient funds available.

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits benefiting from some incentive (e.g., car raffles) in addition to the agreed upon interest rate, and (vi) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits and demand deposit account balances and available amounts from overdue deposits or closed accounts.

Pursuant to Communication “A” 5710, every financial institution was required to contribute to the FGD a monthly amount of 0.06% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank.  On April 7, 2016, Communication “A” 5943 was issued, establishing the monthly contribution of 0.015% of the monthly average of the daily deposits balance.

When fixed term deposits in U.S. dollars of the private non-financial sector are used to purchase Central Bank bills denominated in U.S. dollars, financial institutions must contribute 0.015% of the monthly average of daily balances of the net position of such bills. Prompt contribution of such amounts is a condition precedent to the continuing operation of the financial institution. The first contribution was made on May 24, 1995. The Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions.

When the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of the total deposits of the system, the Central Bank may suspend or reduce the monthly contributions, and reinstate them when the contributions subsequently fall below that level.

Capital Markets

Commercial banks are authorized to subscribe for and sell shares and debt securities. At present, there are no statutory limitations as to the amount of securities for which a bank may undertake to subscribe. However, under Central Bank regulations, underwriting of debt securities by a bank would be treated as “financial assistance” and, accordingly, until the securities are sold to third parties, such underwriting would be subject to limitations.

Law 26,831 (the “Capital Markets Law”), introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, in addition to certain amendments to the CNV’s powers. On September 9, 2013, the CNV published the CNV Rules supplementing the Capital Markets Law. The CNV Rules have been in force since September 18, 2013.

One of the most significant modifications introduced by the Capital Markets Law and the CNV Rules is that agents and markets must comply with the CNV’s requirements for applying for an authorization to operate, as well as registration requirements. It further provides that each category of agent must meet minimum net worth and liquidity requirements.

Additionally, under the Capital Markets Law, the self-regulation of markets was eliminated, and authorization, supervision, control, as well as disciplinary and regulatory powers, are conferred to the CNV regarding all capital market players.

Financial Institutions with Economic Difficulties

The FIL provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels, in the judgment of the Central Bank adopted by members representing the majority of the Board of Directors, with impaired solvency or liquidity or in any of the other circumstances listed in Section 44 of the FIL, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a plan de regularización y saneamiento, or a restructuring plan. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days after the date on which a request to that effect is made by the Central Bank. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.

Furthermore, the Central Bank’s charter authorizes the Central Bank Superintendency to fully or partially suspend, exclusively subject to the approval of the President of the Central Bank, the operations of a financial institution for a term of 30 days if the liquidity or solvency thereof are adversely affected. Such term could be renewed for up to 90 additional days, with the approval of the Central Bank’s Board of Directors. During such suspension term an automatic stay of claims, enforcement actions and precautionary measures is triggered, any commitment increasing the financial institution’s obligations shall be null and void, and debt acceleration and interest accrual shall be suspended.

If per the Central Bank’s criteria a financial institution is undergoing a situation which, under the FIL, would authorize the Central Bank to revoke its license to operate as such, the Central Bank may, before considering such revocation, order a plan of restructuring that may consist of a series of measures, including, among others:

•                  adoption of list measures to capitalize or increase the capital of the financial institution;

•                  revoke the approval granted to the shareholders of the financial institution to hold interests therein;

•                  restructure or transfer assets and liabilities;

•                  grant temporary exemptions to comply with technical regulations or payment of charges and penalties arising from such flawed compliance; or

•                  appoint a delegate or auditor (“interventor”) that may prospectively replace the board of directors of the financial institution.

Revocation of the License to Operate as a Financial Institution

The Central Bank may revoke the license to operate as a financial institution in case a restructuring plan fails or is not deemed feasible, or local laws and regulations are violated, or the solvency or liquidity of the financial institution is affected, or significant changes occur in the institution’s condition since the original authorization was granted, or if any decision by the financial institution’s legal or corporate authorities concerning its dissolution is adopted, among other circumstances set forth in the FIL. In addition, pursuant to Communication “A” 5785, sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the Board of Directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii)  its  shareholders, (iii) the members of its supervisory committee and (iv) others, such as its managers. For such purposes, the Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

Once the license to operate as a financial institution has been revoked, the financial institution will be liquidated.

Liquidation of Financial Institutions

As provided in the FIL, the Central Bank must notify a competent court of the revocation decision, which will then determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an independent liquidator appointed by the court for that purpose (judicial liquidation). The court’s decision will be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.

Bankruptcy of Financial Institutions

According to the FIL, financial institutions are not allowed to file their own bankruptcy petitions. In addition, the bankruptcy shall not be adjudged until the license to operate as financial institution has been revoked.

Once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy, or a petition in bankruptcy may be filed by the Central Bank or by any creditor of the bank, in this case after a period of 60 calendar days has elapsed since the license was revoked.

Once the bankruptcy of a financial institution has been adjudged, provisions of the Bankruptcy Law (as defined below) and the FIL shall be applicable; provided however that in certain cases, specific provisions of the FIL shall supersede the provisions of the Argentine Bankruptcy Law (i.e. priority rights of depositors).

Merger, Consolidation and Transfer of Goodwill

Merger, consolidation and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity must submit a financial-economic structure profile supporting the project in order to obtain authorization from the Central Bank.

Financial System Restructuring Unit

The Financial System Restructuring Unit was created to oversee the implementation of a strategic approach for those banks benefiting from assistance provided by the Central Bank. This unit is in charge of rescheduling maturities, determining restructuring strategies and action plans, approving transformation plans, and accelerating repayment of the facilities granted by the Central Bank.

Anti-Money Laundering Regulation

The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended, including by Laws No. 26,087; 26,119; 26,268, 26,683 and 26,734 (the “Anti-Money Laundering Law”)), which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Argentine criminal code established severe penalties for anyone participating in any such criminal activity and created the UIF, establishing an administrative criminal system. Following the enactment of Law No. 27, 260 and its complementary Decree No. 895/2016, the UIF is now under the supervision of the Ministry of Economy and Public Finance (currently the Ministry of Treasury).

Below is a summary of certain provisions regarding the provisions of the anti-money laundering regime set forth by the Anti-Money Laundering Law, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering Law and its statutory regulations. The UIF is the agency responsible for the analysis, treatment and transmission of information, with the aim of preventing money laundering resulting from different crimes and the financing of terrorism. The Argentine Criminal Code defines money laundering as a crime committed by any person who exchanges, transfers, manages, sells, levies, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence that the original assets or the substitute thereof appear to come from a lawful source, provided that their value exceeds Ps.300,000, whether such amount results from one or more related transactions. The penalties established are the following:

(i)             imprisonment for three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the transaction;

(ii)          the penalty provided in section (i) shall be increased by one third of the maximum and a half of the minimum, when (a) the person carries out the act on a regular basis or as a member of an association or gang organized with the aim of continuously committing acts of a similar nature, and (b) the person is a governmental officer who carries out the act in the course of his duties; and

(iii)       if the value of the assets does not exceed Ps.300,000, the penalty shall be imprisonment for six (6) months to three (3) years.

The Argentine Criminal Code also punishes any person who receives money or other assets from a criminal source with the purpose of applying them to a transaction, making them appear to be from a lawful source.

In line with internationally accepted practices, the Anti-Money Laundering Law does not merely assign responsibility for controlling these criminal transactions to government agencies, but also assigns certain duties to various private sector entities such as banks, stockbrokers, brokerage houses and insurance companies, which become legally bound reporting parties. These duties basically consist of information-capturing functions.

According to the Anti-Money Laundering Law, the following persons, among others, are subject to report to the UIF: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, companies managing investment funds, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (v) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (vi) professionals in economics sciences and notaries public; and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (know your customer policy); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount)); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secret, or legal or contractual confidentiality agreements. The Argentine Tax Authority (“AFIP”) shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs.” In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti—money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions. Resolution 121/2011 issued by the UIF, as amended (“Resolution 121”), is applicable to financial entities subject to the FIL, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other things, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions.

On August 11, 2016, UIF Resolution No. 94/2016 established that legally bound reporting parties under Resolution 121 may apply simplified due diligence measures for customer identification when opening a savings account (i.e. presentation of ID, PEP declaration and checking that the holder is not in the lists of terrorists and/or terrorist organizations) in cases where the client meets certain specified requirements. According to the resolution, the simplified identification measures do not release the legally bound reporting party from the duty of monitoring the operations carried out by such customer. Also, in case any of the requirements stated in the resolution may not be verified, the legally bound reporting parties shall apply the identification measures set out in Resolution 121.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented by, among other resolutions, Resolutions No. 1/2012 and No 92/2012, which, among other things, sets forth the Central Bank’s obligation to evaluate the anti-money laundering controls implemented by Argentine financial institutions (with the limitation of access to the reports and records of suspicious operations, which are, as explained above, confidential and subject only to the UIF’s supervision), and lists examples of what circumstances should be specifically considered in order to establish whether a particular transaction may be considered unusual and eventually qualified as suspicious.

Central Bank regulations require Argentine banks to take certain minimum precautions to prevent money laundering. Each institution must have an anti-money laundering committee, formed by a member of the Board of Directors, the officer responsible for anti-money laundering matters (oficial de cumplimiento) and an upper-level officer for financial intermediation and foreign exchange matters (i.e., with sufficient experience and knowledge on such matters and decision-making powers). Additionally, as mentioned, each financial institution must appoint a member of the Board of Directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. Notwithstanding the officer’s role as a liaison with the UIF, all board members have personal, joint, several and unlimited responsibility for the entity’s compliance with its reporting duties with the UIF. In addition, this officer will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in financial institutions and its subsidiaries.

In addition, pursuant to Communication “A” 5738 (as amended and supplemented in) of the Central Bank, Argentine financial institutions must comply with certain additional “know your customer policies.” In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, in respect of the existing clients: if the “know your customer policies” could not be complied with, the Argentine financial institution must discontinue operations with such client (i.e. terminate the relationship with the client in accordance with Central Bank’s regulations for each type of product) within 150 calendar days as of the notice of such circumstances. Operations do not have to be discontinued when the “know your customer” policies are complied with in such period or when simplified due diligence procedures were implemented pursuant to applicable laws. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

The CNV Rules include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), Distribution and Placement Agents, Manager and Custody Agents of Collective Investment Funds, Brokerage Agents, Collective Depositary Agents, issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound to report under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs. In addition, CNV Rules impose certain restrictions in connection with payment arrangements (limiting, among other things, the cash amount that the entities set forth therein could receive or pay per day and per client, to Ps.1,000) and impose certain reporting obligations.

In addition, the CNV Rules establish that the above-mentioned entities shall only be able to carry out any transactions contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b). When such persons are not included in such list and in their home jurisdiction qualify as registered intermediaries in an entity under control and supervision of a body that carries out similar functions to those carried out by the CNV, they will only be allowed to carry out such transactions if they provide evidence indicating that the relevant securities and exchange commission in their home jurisdiction has signed a memorandum of understanding for cooperation and exchange of information with the CNV.

On February 17, 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights. This Program was assigned the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking in consideration the specific risks that might have an impact on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the Financial Action Task Force (“FATF”). These duties will be performed and implemented through a National Coordinator appointed for this purpose. Also, applicable statutory rules were modified, and it was established that the Ministry of Justice and Human Rights will be the Argentine government’s central authority in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly inherent in its jurisdiction as a financial intelligence agency.

Lastly, through the enactment of the Tax Amnesty Law and its supplemental Decree No. 895/2016, the UIF was granted the right to provide information to other public entities who also have intelligence or investigation rights, insofar as the sharing of this information has been previously authorized by the president of the UIF as long as there is reasonable, precise and serious evidence of the commission of any of the crimes contemplated under the Anti-Money Laundering Law. The entities receiving the communications of the UIF providing this information will be subject to the confidentiality obligations of Section 22 of the Anti-Money Laundering Law, and will be subject to the criminal penalties of such law if they breach their duty of confidentiality and reveal secret information. The UIF is not entitled to exercise this right with regards to voluntary and exceptional declarations made pursuant to the Tax Amnesty Law. In addition, pursuant to the UIF Resolution No. 92/2016, reporting agents have to implement a special risk management system. Furthermore, it implemented a special reporting system for operations carried out under the above-mentioned tax amnesty disclosure prior to March 31, 2017.

For an extensive analysis of the money laundering regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Treasury, at www.infoleg.gov.ar, the UIF, at www.uif.gov.ar, the CNV, at www.cnv.gob.ar, or the Central Bank, at www.bcra.gov.ar. The information found on such websites is not a part of this annual report.

Item 4.C                   Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

Subsidiary	Country of Incorporation/ Residence
Banco Supervielle S.A.	Argentina
Cordial Compañía Financiera S.A.	Argentina
Supervielle Seguros S.A.	Argentina
Supervielle Asset Management S.A.	Argentina
Tarjeta Automática S.A.	Argentina
Sofital S.A.F.e I.I	Argentina
Espacio Cordial de Servicios S.A.	Argentina

Item 4.D                   Property, plants and equipment

The Bank owns 4,346 square meters of office space at Reconquista 330 in Buenos Aires and San Martín/Espejo in Mendoza for management, administrative and other commercial purposes and for central area personnel. The Bank also owns 15,046 square meters for retail branch properties in Mendoza, Córdoba, San Luis and Buenos Aires (including 13,001 squares meters of the properties acquired from the financial trust), 1,322 square meters of land in the City of San Luis and the City of Mendoza and 8,462 square meters of properties not related to our core business.

In November 2007 Banco Supervielle securitized certain strategic located branches through the transfer of such properties to a real estate trust “Renta Inmobiliaria I” (the “Supervielle Renta Inmobiliaria Financial Trust”) which issued multiple classes of bonds and certificates of participation in the local capital market. Its initial value was US$14.3 million. The Bank leased the branches from the financial trust and paid a monthly rental since then.

Following the securitization terms and conditions, in November 2016, the Bank exercised its priority right to buy all or part of the properties from the Supervielle Renta Inmobiliaria Financial Trust, before these properties were divested by the trustee.

As a consequence, on December 14, 2016, the Bank acquired at market price, all of the properties from the financial trust, using their franchise value, for a total amount of Ps.329.8 million. Subsequently, the Supervielle Renta Inmobiliaria Financial Trust was terminated and the securities were paid back to its holders including the gain on sale of those properties as they were valued at historical acquisition cost.

As we had relevant holdings in the securities issued by the Supervielle Renta Inmobiliaria Financial Trust, we recognized a gain in income from our participation in securization trusts of Ps.137.7 million, a turnover tax of Ps.9.6 million in financial expenses and income tax of Ps.35.7 million.

Supervielle Seguros owns 1,954 square meters of office space located at Reconquista 330 in Buenos Aires.

The rest of our administrative buildings and offices (including our headquarters), branches, senior citizen service centers, sales and collection centers and storage properties are leased pursuant to arm’s length agreements.

We sublease from the Bank the offices where our headquarters are located at Bartolomé Mitre 434, 5th Floor, City of Buenos Aires.

Selected Statistical Information

You should read this information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5.A Operating Results” included elsewhere in this annual report. We prepared this information from our financial records, which are maintained in conformity with Argentine Banking GAAP, and do not reflect adjustments necessary to reflect the information in accordance with U.S. GAAP.

Average Balance Sheets, Interest Earned on Interest-earning Assets and Interest Paid on Interest-bearing Liabilities

The average balances of our interest-earning assets and interest-bearing liabilities, including the related interest that is receivable and payable, are calculated on a daily basis.

Average balances have been separated between those denominated in Pesos and those denominated in U.S. dollars. The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016			2015			2014
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
ASSETS
Interest-earning assets
Investment portfolio
Government and corporate securities
Pesos	165,383	11,986	7.2%	197,733	13,932	7.0%	192,252	33,026	17.2%
Dollars	597,712	145,409	24.3%	306,386	119,440	39.0%	263,229	128,126	48.7%
Total	763,096	157,395	20.6%	504,119	133,372	26.5%	455,481	161,152	35.4%
Participation in our securitization trusts(1)
Pesos	1,277,081	362,241	28.4%	1,348,974	283,428	21.0%	1,423,809	328,295	23.1%
Dollars	—	—	0.0%	—	—	0.0%	86	17	19.8%
Total	1,277,081	362,241	28.4%	1,348,974	283,428	21.0%	1,423,895	328,312	23.1%
Securities issued by the Central Bank
Pesos	1,846,240	684,258	37.1%	707,491	257,274	36.4%	700,844	198,585	28.3%
Dollars	106,696	49,838	46.7%	1,716	—	0.0%	—	—	—
Total	1,952,936	734,096	37.6%	709,207	257,274	36.3%	700,844	198,585	28.3%
Loans and financings:
Promissory notes(2)
Pesos	3,811,989	1,086,442	28.5%	3,165,116	837,789	26.5%	2,881,142	830,095	28.8%
Dollars	25,772	882	3.4%	12,530	675	5.4%	29,017	1,389	4.8%
Total	3,837,761	1,087,324	28.3%	3,177,646	838,464	26.4%	2,910,159	831,484	28.6%
Overdrafts
Pesos	2,509,796	996,571	39.7%	1,638,881	594,315	36.3%	1,020,640	341,500	33.5%
Dollars	—		0.0%	—	—	0.0%	—	—	—
Total	2,509,796	996,571	39.7%	1,638,881	594,315	36.3%	1,020,640	341,500	33.5%
Loans to the financial sector
Pesos	240,611	73,754	30.7%	28,977	9,173	31.7%	8,782	8,556	97.4%
Dollars	—	—	0.0%	—	—	0.0%	2	—	—
Total	240,611	73,754	30.7%	28,977	9,173	31.7%	8,784	8,556	97.4%
Mortgage loans
Pesos	40,766	8,999	22.1%	59,344	10,014	16.9%	74,172	14,011	18.9%
Dollars	—	—	0.0%	—	—	0.0%	150	18	12.0%
Total	40,766	8,999	22.1%	59,344	10,014	16.9%	74,322	14,029	18.9%
Automobile and other secured loans
Pesos	78,980	17,271	21.9%	133,740	32,678	24.4%	191,098	51,751	27.1%
Dollars	—	—	0.0%	—	—	0.0%	—	—	—
Total	78,980	17,271	21.9%	133,740	32,678	24.4%	191,098	51,751	27.1%
Corporate unsecured loans
Pesos	2,418,252	819,097	33.9%	1,769,763	561,635	31.7%	1,111,391	348,323	31.3%
Dollars	—	—	0.0%	—	—	0.0%	—	—	—
Total	2,418,252	819,097	33.9%	1,769,763	561,635	31.7%	1,111,391	348,323	31.3%
Personal loans
Pesos	7,884,433	3,631,979	46.1%	5,170,131	2,144,410	41.5%	3,287,127	1,356,786	41.3%
Dollars	—	—	0.0%	—	—	0.0%	—	—	—
Total	7,884,433	3,631,979	46.1%	5,170,131	2,144,410	41.5%	3,287,127	1,356,786	41.3%
Credit Cards
Pesos	5,399,079	1,733,539	32.1%	4,108,877	1,289,162	31.4%	2,619,616	814,215	31.1%
Dollars	145,684	67	0.0%	84,161	224	0.3%	40,260	185	0.5%
Total	5,544,763	1,733,606	31.3%	4,193,038	1,289,386	30.8%	2,659,876	814,400	30.6%

	Year ended December 31,
	2016			2015			2014
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
Receivables from financial leases
Pesos	1,310,083	359,116	27.4%	834,193	207,296	24.8%	551,064	93,966	17.1%
Dollars	7,606	471	6.2%	2,958	115	3.9%	3,605	152	4.2%
Total	1,317,689	359,587	27.3%	837,151	207,411	24.8%	554,669	94,118	17.0%
Foreign Trade Loans
Pesos	—	—	0.0%	—	—	0.0%	—	—	—
Dollars	2,375,825	130,047	5.5%	645,829	42,975	6.7%	633,145	36,608	5.8%
Total	2,375,825	130,047	5.5%	645,829	42,975	6.7%	633,145	36,608	5.8%
Other receivables from financial transactions(3)
Pesos	692,438	218,755	31.6%	159,750	35,164	22.0%	13,242	2,203	16.6%
Dollars	1,625	187	11.5%	143,294	18,408	12.8%	116,809	24,301	20.8%
Total	694,063	218,942	31.5%	303,044	53,572	17.7%	130,051	26,504	20.4%
Total interest-earning assets
Pesos	27,675,131	10,004,010	36.2%	19,322,972	6,276,271	32.5%	14,075,179	4,421,312	31.4%
Dollars	3,260,920	326,901	10.0%	1,196,874	181,837	15.2%	1,086,303	190,796	17.6%
Total	30,936,051	10,330,911	33.4%	20,519,845	6,458,108	31.5%	15,161,482	4,612,108	30.4%
Non interest-earning assets
Cash and due from banks
Pesos	4,804,565			3,339,803			2,543,954
Dollars	2,149,089			1,000,228			925,591
Total	6,953,654			4,340,031			3,469,545
Unlisted equity Investments
Pesos	7,806			5,973			4,465
Dollars	1			1			1
Total	7,807			5,974			4,466
Premises and equipment and miscellaneous and intangible assets and unallocated items
Pesos	1,022,713			878,180			471,050
Dollars	—			—			—
Total	1,022,713			878,180			471,050
Allowance for loan losses
Pesos	(705,117)			(510,429)			(402,537)
Dollars	(30,459)			(17,879)			(14,148)
Total	(735,576)			(528,308)			(416,685)
Other assets
Pesos	2,929,059			1,635,717			1,239,499
Dollars	353,385			109,725			136,660
Total	3,282,444			1,745,442			1,376,159
Total non interest-earning assets
Pesos	8,059,345			5,349,245			3,856,432
Dollars	2,472,016			1,092,075			1,048,104
Total	10,531,361			6,441,319			4,904,537
Total Assets
Pesos	35,734,475			24,672,217			17,931,612
Dollars	5,732,937			2,288,948			2,134,407
Total	41,467,412			26,961,165			20,066,019
LIABILITIES
Interest-bearing liabilities
Time deposits
Pesos	11,646,092	3,060,566	26.4%	8,950,016	2,221,941	24.8%	7,108,909	1,598,519	22.5%
Dollars	806,650	10,282	1.3%	337,459	2,807	0.8%	310,746	2,112	0.7%
Total	12,452,742	3,070,848	24.7%	9,287,475	2,224,748	24.0%	7,419,655	1,600,631	21.6%

	Year ended December 31,
	2016			2015			2014
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
Borrowings from other financial institutions and unsubordinated negotiable obligations
Pesos	2,332,394	734,324	31.5%	1,530,080	420,682	27.5%	1,083,694	298,390	27.5%
Dollars	217,832	7,390	3.4%	121,831	2,994	2.5%	87,554	1,484	1.7%
Total	2,550,226	741,714	29.1%	1,651,911	423,676	25.6%	1,171,248	299,874	25.6%
Subordinated Loan
Pesos	—	—	0.0%	—	—	0.0%	—	—	0.0%
Dollars	1,285,162	128,027	10.0%	800,088	81,282	10.2%	601,297	63,961	10.6%
Total	1,285,162	128,027	10.0%	800,088	81,282	10.2%	601,297	63,961	10.6%
Total interest-bearing liabilities
Pesos	13,973,486	3,794,889	27.2%	10,480,095	2,642,623	25.2%	8,192,603	1,896,909	23.2%
Dollars	2,309,644	145,699	6.3%	1,259,378	87,083	6.9%	1,176,044	67,557	6.8%
Total	16,288,130	3,940,588	24.3%	11,739,473	2,729,706	23.3%	9,192,200	1,964,466	21.4%
Low and non-interest bearing liabilities and stockholders’ equity
Checking and savings accounts
Pesos	6,192,384	3,899	0.1%	4,616,801	4,556	0.1%	3,043,130	2,975	0.1%
Dollars	1,238,934	740	0.1%	286,894	274	0.1%	999,597	167	0.1%
Total	7,431,318	4,639	0.1%	4,903,695	4,830	0.1%	3,219,577	3,142	0.1%
Demand deposits
Pesos	6,541,618			4,766,900			3,424,790
Dollars	601,764			99,828			81,673
Total	7,143,382			4,866,728			3,506,463
Other liabilities
Pesos	4,618,267			3,117,904			2,279,555
Dollars	878,693			171,114			215,809
Total	5,496,961			3,289,019			2,495,364
Non-controlling interest result
Total	120,803			67,500			50,826
Stockholders’ equity
Pesos	4,986,499			2,094,750			1,601,589
Total	4,986,499			2,094,750			1,601,589
Total non-interest- bearing liabilities and stockholders’ equity
Pesos	22,459,891			14,663,855			10,399,890
Dollars	2,719,391			557,836			473,929
Total	25,058,479			15,221,692			10,873,819
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	36,438,377			25,143,950			18,592,493
Dollars	5,029,035			1,817,214			1,473,526
Total	41,467,412			26,961,165			20,066,019

(1)         Includes senior and subordinated bonds and participation certificates.

(2)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

(3)         Includes overnight deposit and unlisted corporate bonds.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense.  The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2016 compared to the year ended December 31, 2015 and for the year ended December 31, 2015 compared to the year ended December 31, 2014.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.

	Year ended December 31,
	2016	2015		2015	2014
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos, except percentages)
ASSETS
Interest-earning assets
Investment portfolio
Government and corporate securities
Pesos	(2,345)	398	(1,946)	386	(19,480)	(19,094)
Dollars	70,873	(44,903)	25,970	16,824	(25,510)	(8,686)
Total	68,528	(44,505)	24,024	17,210	(44,991)	(27,780)
Participation in our securitization trusts(1)
Pesos	(20,392)	99,206	78,813	(15,723)	(29,144)	(44,867)
Dollars	—	—	—	—	(17)	(17)
Total	(20,392)	99,206	78,813	(15,723)	(29,161)	(44,884)
Bills and securities issued by the Central Bank
Pesos	422,046	4,938	426,984	2,417	56,272	58,689
Dollars	49,036	802	49,838	—	—	—
Total	471,082	5,740	476,822	2,417	56,272	58,689
Loans and financings:
Promissory notes(2)
Pesos	184,363	64,290	248,653	75,166	(67,473)	7,694
Dollars	453	(246)	207	(888)	174	(714)
Total	184,816	64,044	248,860	74,278	(67,299)	6,980
Overdrafts
Pesos	345,816	56,440	402,256	224,196	28,619	252,815
Dollars	—	—		—	—	—
Total	345,816	56,440	402,256	224,196	28,619	252,815
Loans to the financial sector
Pesos	64,872	(291)	64,581	6,393	(5,776)	617
Dollars	—	—	—	—	—	—
Total	64,872	(291)	64,581	6,393	(5,776)	617
Mortgage Loans
Pesos	(4,101)	3,086	(1,015)	(2,502)	(1,495)	(3,997)
Dollars	—	—	—	—	(18)	(18)
Total	(4,101)	3,086	(1,015)	(2,502)	(1,513)	(4,015)
Automobile and other secured loans
Pesos	(11,975)	(3,432)	(15,407)	(14,015)	(5,058)	(19,073)
Dollars	—	—	—	—	—	—
Total	(11,975)	(3,432)	(15,407)	(14,015)	(5,058)	(19,073)
Corporate unsecured loans
Pesos	219,653	37,809	257,462	208,935	4,377	213,312
Dollars	—	—	—	—	—	—
Total	219,653	37,809	257,462	208,935	4,377	213,312
Personal loans
Pesos	1,250,348	237,221	1,487,569	781,012	6,612	787,624
Dollars	—	—	—	—	—	—
Total	1,250,348	237,221	1,487,569	781,012	6,612	787,624
Credit cards
Pesos	414,259	30,118	444,377	467,257	7,691	474,947
Dollars	28	(185)	(157)	117	(78)	39
Total	414,287	29,933	444,220	467,373	7,613	474,986
Receivables from financial leases
Pesos	130,449	21,370	151,820	70,357	42,973	113,330
Dollars	288	68	356	(25)	(12)	(37)
Total	130,737	21,438	152,176	70,332	42,961	113,293
Foreign Trade Loans
Pesos	—	—	—	—	—	—
Dollars	94,696	(7,624)	87,072	844	5,523	6,367
Total	94,696	(7,624)	87,072	844	5,523	6,367
Other receivables from financial transactions(3)
Pesos	168,287	15,304	183,591	32,249	712	32,961
Dollars	(16,303)	(1,918)	(18,221)	3,402	(9,295)	(5,893)
Total	151,984	13,386	165,370	35,652	(8,584)	27,068
Total interest-earning assets
Pesos	3,019,139	705,998	3,727,738	1,704,529	150,430	1,854,959
Dollars	206,917	(61,852)	145,065	16,799	(25,758)	(8,959)
Total	3,226,056	646,747	3,872,803	1,721,328	124,672	1,846,000

	Year ended December 31,
	2016	2015		2015	2014
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
LIABILITIES
Interest-bearing liabilities
Time deposits
Pesos	708,522	130,102	838,625	457,075	166,347	623,422
Dollars	5,981	1,494	7,475	222	473	695
Total	714,503	131,597	846,100	457,297	166,820	624,117
Borrowings from other financial institutions and unsubordinated negotiable obligations
Pesos	252,598	61,044	313,642	122,730	(438)	122,292
Dollars	3,257	1,139	4,396	842	668	1,510
Total	255,855	62,183	318,038	123,572	230	123,802
Subordinated Loan
Pesos	—	—	—	—	—	—
Dollars	48,323	(1,578)	46,745	20,195	(2,874)	17,321
Total	48,323	(1,578)	46,745	20,195	(2,874)	17,321
Total interest-bearing liabilities
Pesos	961,121	191,146	1,152,267	576,806	168,908	745,714
Dollars	57,560	1,056	58,616	17,963	1,563	19,526
Total	1,018,681	192,202	1,210,883	592,301	172,938	765,240
Low and non-interest bearing liabilities
Checking and savings accounts
Pesos	992	(1,649)	(657)	1,553	28	1,581
Dollars	569	(103)	466	105	2	107
Total	1,561	(1,752)	(191)	1,658	30	1,688

(1)         Includes senior and subordinated bonds and participation certificates.

(2)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

(3)         Includes overnight deposits and unlisted corporate bonds.

Interest-earning Assets:  Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	27,675,131	19,322,972	14,075,179
Dollars	3,260,920	1,196,874	1,086,303
Total	30,936,051	20,519,845	15,161,482
Net interest earned
Pesos	6,205,220	3,629,092	2,521,428
Dollars	180,462	94,480	123,072
Total	6,385,682	3,723,572	2,644,500
Net Interest Margin
Pesos	22.4%	18.8%	17.9%
Dollars	5.5%	7.9%	11.3%
Weighted average yield(3)	20.6%	18.1%	17.4%
Yield Spread
Pesos	17.3%	14.9%	14.5%
Dollars	5.9%	9.5%	11.8%
Weighted interest spread(4)	16.8%	15.0%	14.6%
Gross Yield
Pesos	36.1%	32.5%	31.4%
Dollars	10.0%	15.2%	17.6%

(1)         Includes all loans, leasing agreements and investments (including public and private bonds, Central Bank notes and securitization securities) and other receivables from financial intermediation that earn interest.

(2)         These figures represent daily averages.

(3)         Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.

(4)         Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government and other public sector and corporate issuers. We also hold senior and subordinated bonds and participation certificates in financial trusts created in connection with our securitization transactions. The following table sets out our investments in Argentine and other governments and corporate securities, including holdings in senior and subordinated bonds and participation certificates in financial trusts as of December 31, 2016, 2015 and 2014 by type and currency of denomination.

	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos)
LISTED GOVERNMENT SECURITIES
Holdings of Trading Securities
LOCAL
In Pesos:
Argentine sovereign bonds in pesos maturity 2019	33,161	—	1,240
Argentine sovereign bonds in pesos maturity 2018	20,511	—	—
Argentine sovereign bonds in pesos maturity 2017	3,270	—	—
Argentine sovereign bonds in pesos maturity 2015	—	—	1,812
National Treasury Bonds maturity 09/30/2016 (BONAC)	—	6,345	—
National Treasury Bonds maturity 05/09/2016 (BONAC)	—	10,145	—
National Treasury Bonds maturity 2016 (BONAR)	—	6,150	—
GDP Bonds Linked Securities 2035	—	—	379
Consolidation bonds	—	1,027	1,989
Securities denominated in pesos discount	158	—	176
Secured government bonds in pesos (Decree 1579/02) 2018	—	7	151
Others	—	—	13
In Foreign Currency:
Bonds to step up in dollars par maturity 2038	—	—	4,873
Argentine sovereign bonds in dollars 8.28% maturity 2033	—	8,446	580
Argentine sovereign bonds in dollars 8.75% maturity 2024	—	183	579
Argentine sovereign bonds in dollars 8% maturity 2020 BONAR XX	14	—	—
Argentine sovereign bonds in dollars 7% maturity 2017	20	—	—
Argentine sovereign bonds in dollars 7% maturity 2015	—	—	7,680
Securities denominated in dollars discount maturity 2033	155
Argentine sovereign bonds in dollars 0.75%, maturity 2017 (BONAD)	—	56,505	—
Argentine sovereing bonds in dollars 1.75% maturity 2016 (BONAD)	—	13	—
Argentine sovereign bonds in dollars 7% maturity 2017 (BONAR X)	—	54,025	38,234
Argentine sovereign bonds in dollars 2.40% maturity 2018	42,815	79,203	33,040
Argentine sovereign bonds in dollars 4% maturity 2016 (BAADE)	—	7,579	6,943
Argentine sovereign bonds in dollars 0.75% maturity 2017	25,137	—	—
Federal Government bonds, maturity 2017	—	—	5
Buenos Aires City bonds in dollars maturity 2019	—	—	916
Others	2	—	46
Total listed government securities	125,243	229,627	98,656
UNLISTED GOVERNMENT SECURITIES
In Pesos:
Social Security Consolidation Bonds	—	—	—
GDP Bonds Linked Securities in pesos 2035	—	—	—
Consolidation bonds in dollars 5th Series	—	—	—
In Foreign Currency:
GDP Bonds linked securities USD 2035	—	—	1
Treasure letters in dollars, maturity 2017	818,853	—	—
Debt Securities class 2 Bs As City	—	—	—
Others	—	—	—
Total unlisted government securities	818,853	—	1
SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Listed
Central Bank Bills in pesos	336,785	645,218	319,151
Central Bank Notes in pesos	—	—	—
Unlisted
Central Bank Bills in pesos	1,077,268	46,028	416,557
Central Bank Notes in pesos	—	—	—
Total securities issued by the Argentine Central Bank	1,414,053	691,246	735,708

	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos)
INVESTMENTS IN LISTED CORPORATE SECURITIES
LOCAL
Others	1,895	11,008	173,715
Total investments in listed corporate securities	1,895	11,008	173,715
Total government and corporate securities	2,360,044	931,881	1,008,080
PARTICIPATION IN SECURITIZATION TRUSTS(1)
Financial trusts debt securities — senior	100,644	664,933	647,769
Financial trusts debt securities — subordinated	—	167	48,793
Financial trusts participation certificates	530,607	706,956	612,676
Total	631,251	1,372,056	1,309,238

(1)         Included within “other receivables from financial transactions”. Consists mainly of participations in financial trusts created pursuant to our own securitization transactions.

As of December 31, 2016, we held securities issued by the Central Bank for a total of approximately Ps. 1.4 billion, in terms of market value and book value. These amounts exceeded 10% of our shareholders’ equity as of such dates and represented 2.7% of our total assets.

Remaining Maturity of Investment Portfolio

The following table analyzes the remaining maturities of our investment portfolio (including our holdings in senior and subordinated bonds and participation certificates in financial trusts) as of December 31, 2016 based on their terms when issued.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total Amount as of December 31, 2015
	(Book value in thousands of Pesos)
LISTED GOVERNMENT SECURITIES
Holdings of Trading Securities
LOCAL
In Pesos:
Argentine sovereign bonds in pesos maturity 2018	—	20,511	—	—	20,511
Argentine sovereign bonds in pesos maturity 2019	—	33,161	—	—	33,161
Argentine sovereign bonds in pesos maturity 2017	3,270	—	—	—	3,270
National Treasury Bonds maturity 30/09/16 (BONAC)	—	—	—	—	—
National Treasury Bonds maturity 2016 (BONAR)	—	—	—	—	—
GDP Bonds Linked Securities 2035	—	—	—	—	—
Consolidation bonds	—	—	—	—	—
Securities denominated in pesos discount	—	—	—	158	158
Secured government bonds in pesos (Decree 1579/02) 2018	—	—	—	—	—
Others	—	—	—	—	—
In Foreign Currency:
Bonds to step up in dollars par maturity 2038	—	—	—	—	—
Argentine sovereign bonds in dollars 8.28% maturity 2033	—	—	—	—	—
Argentine sovereign bonds in dollars 8% maturity 2020 BONAR XX	—	14	—	—	14
Argentine sovereign bonds in dollars 7% maturity 2017	20	—	—	—	20
Securities denominated in dollars discount maturity 2033	—	—	—	155	155
Argentine sovereign bonds in dollars 0.75% maturity 2017 (BONAD)	—	—	—	—	—
Argentine sovereign bonds in dollars 2,40% maturity 2018	—	42,815	—	—	42,815
Argentine sovereign bonds in dollars 4% maturity 2016 (BAADE)	—	—	—	—	—
Argentine sovereign bonds in dollars 0.75% maturity 2017	25,137	—	—	—	25,137
Buenos Aires City bonds in dollars maturity 2019	—	—	—	—	—
B. Pcia Bs As USD C / Discount Maturity 2017	—	—	—	—	—
Others	—	—	—	2	2
Total listed government securities	28,427	96,501	—	315	125,243
UNLISTED GOVERNMENT SECURITIES
In Pesos:
Social Security Consolidation Bonds	—	—	—	—	—
GDP Bonds Linked Securities in pesos 2035	—	—	—	—	—
Consolidation bonds in dollars 5th Series	—	—	—	—	—
In Foreign Currency:
GDP Bonds linked securities USD 2035	—	—	—	—	—
Treasure letters in dollars, maturity 2017	818,853	—	—	—	818,853
Debt Securities class 2 Bs As City	—	—	—	—	—
Others	—	—	—	—	—
Total unlisted government securities	818,853	—	—	—	818,853
SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Listed
Central Bank Bills in pesos	336,785	—	—	—	336,785
Central Bank Notes in pesos	—	—	—	—	—
Unlisted
Central Bank Bills in pesos	1,077,268	—	—	—	1,077,268
Central Bank Notes in pesos	—	—	—	—	—
Total securities issued by the Argentine Central Bank	1,414,053	—	—	—	1,414,053
INVESTMENTS IN LISTED CORPORATE SECURITIES
LOCAL
Others	1,895	—	—	—	1,895
Total investments in listed corporate securities	1,895	—	—	—	1,895
Total government and corporate securities	2,263,228	96,501	—	315	2,360,044

PARTICIPATION IN SECURITIZATION TRUSTS
Financial trusts debt securities — senior	98,171	2,473	—	—	100,644
Financial trusts debt securities — subordinated	—	—	—	—	—

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total Amount as of December 31, 2015
	(Book value in thousands of Pesos)
Financial trusts participation certificates	80,989	4,449,618	—	—	530,607
Total	179,160	452,091	—	—	631,251
Weighted average yield	33.64%	34.55%	0.00%	75.51%	—

(1)         Included within “other receivables from financial transactions”. Consists mainly of participations in financial trusts created pursuant to our own securitization transactions.

Loan and Financing Portfolio

The following table analyzes our loan and financing portfolio by type as of December 31, 2016, 2015, 2014, 2013 and 2012.

	Grupo Supervielle S.A.
	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of Pesos)
Loans and financings
To the non-financial public sector	4,306	8,778	12,666	15,699	18,183
To the financial sector	473,414	181,734	3,514	36,029	63,200
To the non-financial private sector and foreign residents:
Overdrafts	3,110,097	1,634,870	993,284	679,085	488,229
Promissory notes(1)(2)	9,101,773	5,707,289	5,296,100	4,272,286	3,070,949
Mortgage loans	78,057	50,032	69,554	83,660	36,247
Automobile and other secured loans	65,076	104,469	168,603	225,901	219,948
Personal loans	9,916,776	6,018,601	3,631,840	2,970,622	1,509,756
Credit card loans	6,678,578	5,677,922	3,688,328	2,410,111	1,719,422
Foreign trade loans and U.S. dollar loans	5,311,475	618,410	591,887	530,186	368,650
Others	1,056,104	763,469	557,827	410,710	165,547
Less: allowance for loan losses	(899,147)	(617,313)	(417,023)	(342,000)	(285,458)
Total loans	34,896,509	20,148,261	14,596,580	11,292,289	7,374,673

Other receivables from financial transactions(3)
Unlisted corporate bonds	29,166	14,243	191,372	145,718	16,114
Others	669,119	423,640	243,246	107,028	71,557
Plus: accrued interest and adjustment receivables	1	1	1	1	1
Less: allowances	(5,807)	(5,944)	(5,221)	(4,439)	(3,143)
Total other receivables from financial transactions	692,479	431,940	429,398	248,308	84,529

Receivables from financial leases	1,543,109	1,090,368	590,960	519,197	601,428
Less: Allowances for receivables from financial leases	(15,254)	(15,391)	(7,114)	(7,317)	(7,090)
Total receivables from financial leases	1,527,855	1,074,977	583,846	511,880	594,338

Total financing	37,116,843	21,655,178	15,609,824	12,052,477	8,053,540

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions, and unsecured corporate loans that totaled Ps. 3,102.8 million, Ps.2,399.3 million, Ps.1,547.5 million, Ps.979.9 million, Ps.663.7 million and Ps.479.9 million as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(2)         The Bank purchases promissory notes at less than face value. Documented interest is the difference between face value and the price paid for the promissory notes, plus accrued interest, and represents the income that will accrue during the life of the promissory note. The face value of the promissory note is listed under the item “Promissory notes.”

(3)         Includes only line-items within other receivables from financial transactions that are considered financings under Argentine Banking GAAP.

As of December 31, 2016, our loan and financing portfolio (net of allowances for loan losses) amounted to Ps. 37,116.8 million, a 71,4% increase when compared to December 31, 2015, driven by a 73.2% increase in loans to the non-financial private sector compared to a 31.3% increase of the Argentine financial system as a whole (which includes private banks, public banks and other financial institutions). If we also consider the loan portfolio outstanding in each of the financial trusts created in connection with our securitizations, the annual  increase in our loan and financing portfolio was 58.1%. Loans to the financial and non-financial public sector as of December 31, 2016 amounted to Ps. 477.7 million, Ps. 287.2 million higher than the Ps.190.5 million outstanding as of December 31, 2015.

Loan and financing portfolio represents the balance as of each period end derived from our balance sheet plus the loan portfolio outstanding in each of the financial trusts created in connection with our securitizations for the same periods. The measure is an important indicator of our loan origination and administration capacity. The loan portfolio outstanding in all of the financial trusts created in connection with our securitizations totaled Ps.1.4 billion, Ps.2.7 billion and Ps.3.1 billion as of December 31, 2016, 2015 and 2014, respectively. These measures have inherent limitations, such as the lack of comparability, the absence of a standard defining how to perform calculations so that these calculations are uniformly applied and the fact that they are not audited. To mitigate these limitations, we have procedures in place to calculate these measures using the appropriate Argentine Banking GAAP or other regulations. Although these measures are frequently used in the evaluation of performance, they have the above mentioned limitations as analytical tools, and should not be considered in isolation, or as a substitute for, analysis of results as reported under Argentine Banking GAAP.

The following table sets forth information describing variations in our loan and financing portfolio taking into account the impact of transfers to financial trusts created in connection with our securitizations as of the dates indicated below:

	Grupo Supervielle S.A.
	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of Pesos)

Total loan and financing portfolio (net of allowances for loan losses)	37,116,843	21,655,178	15,609,824	12,052,477	8,053,540

Personal loan portfolio outstanding in each of the financial trusts (net of allowances for loan losses)(1)	1,367,117	2,465,621	2,613,915	2,176,414	2,459,941
Receivables from financial leases outstanding in each of the financial trusts (net of allowances for receivables from financial leases)(1)	46,310	244,922	444,341	304,145	42,124

Total financing including loan and financing portfolio outstanding in each of our financial trusts	38,530,270	24,365,721	18,668,080	14,533,036	10,555,605

(1) Net of allowances for loan losses and allowances for receivables from financial leases, which together totaled Ps. 70.4 million, Ps.74.1 million, Ps.68.1 million, P s.83.0 million and Ps.64.3 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

Maturity Composition of the Loan and Other Financing Portfolio

The following table analyzes our loan and other financing portfolio as of December 31, 2016 by type and by the time remaining to maturity. Loans and financings are stated before deduction of allowances for loan losses.

	Maturing
	Within 1 year	After 1 year through 5 years	After 5 years	Total amount as of December 31, 2016
	(in thousands of Pesos)
Loans
To the non-financial public sector	4,306	—	—	4,306
To the financial sector	379,000	94,414	—	473,414
To the non-financial private sector and foreign residents:
Promissory notes(1)	7,986,780	1,114,912	81	9,101,773
Overdrafts	3,110,097	—	—	3,110,097
Mortgage loans	67,749	5,546	4,762	78,057
Automobile and other secured loans	33,078	31,998	—	65,076
Personal loans	4,390,484	5,523,039	3,253	9,916,776
Credit card loans	6,475,106	203,472	—	6,678,578
Foreign trade loans	4,107,129	1,194,142	10,204	5,311,475
Other loans	882,051	170,472	3,582	1,056,104
Total loans	27,435,780	8,337,995	21,882	35,795,656

	Maturing
	Within 1 year	After 1 year through 5 years	After 5 years	Total amount as of December 31, 2016
	(in thousands of Pesos)
Percentage of total loan portfolio	76,6%	23.3%	0.1%	100.0%

Other receivables from financial transactions
Unlisted corporate bonds	16,506	12,120	540	29,166
Others	637,391	31,728	—	669,119
Plus: accrued interests and adjustments receivable included in the debtor classification regulation	1	—	—	1
Total other receivables from financial transactions	653,898	43,848	540	698,286
Percentage of total loan portfolio	93.6%	6.3%	0.1%	100.0%

Total receivables from financial leases	591,176	950,992	941	1,543,109
Percentage of total portfolio of receivables from financial leases	38.3%	61.6%	0.1%	100.0%

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Interest Rate Sensitivity

The following table analyzes our loan and other financing portfolio as of December 31, 2016 by type of interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	As of December 31, 2016
	Loans	Other receivables from financial transactions(1)	Receivables from financial leases	Total
	(in thousands of Pesos)
Variable rate
Ps.	914,019	13,604	366,450	1,294,073
Foreign currency	—	—	—	—
Sub Total	914,019	13,604	366,450	1,294,073
Fixed rate
Ps.	29,343,303	663,271	1,126,636	31,133,211
Foreign currency	5,538,334	21,411	50,023	5,609,768
Sub Total	34,881,637	684,682	1,176,659	36,742,979
Total	35,795,656	698,286	1,543,109	38,037,051

(1)         Includes only line-items within other receivables from financial transactions that are considered financings under Argentine Banking GAAP.

Loans and Financings — Portfolio Classification

The following table presents our loan and other financing portfolio, before the deduction for allowances for loan losses, using the classification system of the Central Bank in effect at the end of each year indicated:

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	%	2015	%	2014	%	2013	%	2012	%
	(in thousands of Pesos, except percentages)
Loan portfolio categories
Normal situation (1)	34,057,394	95.1%	19,613,596	94.5%	14,192,413	94.5%	11,038,865	94.9%	7,122,305	93.0%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	726,232	2.0%	470,003	2.3%	357,393	2.4%	233,641	2.0%	206,830	2.7%
With problems/ medium risk (3)	498,572	1.4%	264,492	1.3%	176,231	1.2%	152,207	1.3%	112,319	1.5%
High risk of insolvency/ high risk (4)	494,126	1.4%	364,649	1.8%	256,510	1.7%	187,607	1.6%	145,346	1.9%
Uncollectible (5)	18,533	0.1%	52,533	0.3%	30,668	0.2%	21,729	0.2%	73,170	1.0%
Uncollectible, classified as such under regulatory requirements (6)	799	0.0%	301	—	387	—	242	—	162	—
Total loans	35,795,656	100.0%	20,765,574	100.0%	15,013,603	100.0%	11,634,289	100.0%	7,660,132	100.0%

Other receivables from financial transactions portfolio categories
Normal situation (1)	648,582	92,9%	407,884	93.1%	422,043	97.1%	243,131	96.2%	78,681	89.7%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	20,568	2.9%	13,022	3.0%	4,587	1.1%	3,718	1.5%	3,167	3.6%
With problems/ medium risk (3)	12,822	1.8%	6,048	1.4%	2,532	0.6%	1,980	0.8%	1,877	2.1%
High risk of insolvency/ high risk (4)	14,746	2.1%	7,902	1.8%	3,822	0.9%	3,066	1.2%	2,471	2.8%
Uncollectible (5)	1,562	0.2%	3,028	0.7%	1,633	0.4%	850	0.3%	1,476	1.7%
Uncollectible, classified as such under regulatory requirements (6)	6	0.0%	—	—	1	—	2	—	—	—
Total Other receivables from financial transactions	698,286	100.0%	437,884	100.0%	434,619	100.0%	252,747	100.0%	87,672	100.0%

Categories of receivables from financial leases
Normal situation (1)	1,510,245	97.9%	1,065,057	97.7%	567,063	96.0%	489,224	94.2%	564,479	93.9%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	18,114	1.2%	12,113	1.1%	12,715	2.6%	20,285	3.9%	24,803	4.1%
With problems/ medium risk (3)	5,331	0.3%	1,674	0.2%	6,010	1.0%	3,099	0.6%	3,154	0.5%
High risk of insolvency/ high risk (4)	9,386	0.6%	10,987	1.0%	1,098	0.2%	6,045	1.2%	8,374	1.4%
Uncollectible (5)	33	0.0%	537	—	4,074	0.7%	544	0.1%	618	0.1%
Uncollectible, classified as such under regulatory requirements	—	0.0%	—	—	—	0.0%	—	0.0%	—	—
Total receivables from financial leases	1,543,109	100.0%	1,090,368	100.0%	590,960	100.0%	519,197	100.0%	601,428	100.0%

(1)             Current loans and loans up to 31 days past due on principal or interest. Borrower can readily service all financial obligations:  shows strong cash flow, liquid current financial situation, adequate financial structure, punctual payment record, capable management, timely and precise available information and satisfactory internal controls. Borrower is determined to be in the top 50.0% of an industry that is performing well and has a good outlook.

(2)             Debt payment is occasionally delinquent, with arrears from 31 to 90 days. Under observation:  cash flow analysis indicates that, at the time made, the customer is able to honor all financial commitments. However, there are potential situations that, unless timely controlled or corrected, may affect the customer’s future payment capacity. Under negotiation or with refinancing agreements includes customers that, upon their inability to pay their obligations on agreed upon conditions, state their intention to refinance their debts within 60 days computed from the date of their default in payment.

(3)             Debt is in arrears at least 91 days and up to 180 days. Cash flow analysis evidences difficulties in servicing of debt on agreed terms, such that if the problems are not solved, they may result in some loss.

(4)             Judicial proceedings demanding payment have been initiated against the borrower, or the borrower is delinquent with arrears greater than 180 days and up to one year. Cash flow analysis demonstrates that full repayment of the borrower’s obligations is highly improbable.

(5)             Loans to insolvent or bankrupt borrowers, or borrowers subject to judicial proceedings, with little or no possibility of collection, or in arrears in excess of one year. Loans in this category are considered total losses. Although these assets could have a possibility of recovery under certain future circumstances, lack of collectability is evident as of the date of analysis.

(6)             Loans to borrowers indicated by the Central Bank to be more than 180 days in arrears to any liquidated or bankrupt financial entity.

Amounts Past Due and Non-accrual Loans and Other Financing

The following table analyzes our non-accrual loan and other financing portfolio, by type of loan as of the dates indicated, as well as amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated.

The past due loans listed in the table below include loans of the Bank, Tarjeta, Espacio Cordial and CCF past due more than 90 days and Cordial Microfinanzas loans past due more than 30 days.

Our policy for placing Bank and CCF loans on non-accrual status is prescribed by Central Bank regulations, which consider both quantitative and qualitative factors. Loans are deemed either “With problems/Medium risk,” “High risk of insolvency/High risk” or “Uncollectible.” Loans deemed “With problems/Medium risk” are those loans to individuals that are in arrears at least 91 days and up to 180 days, or those loans to businesses for which cash flow analysis suggests problems in normal servicing of existing debt, such that if the problems are not resolved, we may incur some loss. Loans deemed “High risk of insolvency/High risk” are (i) those of borrowers against whom judicial proceedings have been initiated for payment, (ii) those whose borrowers are delinquent with arrears greater than 180 days and up to one year, and (iii) those for which cash flow analysis suggests that full repayment of the borrower’s obligations is highly improbable. Lastly, loans deemed “Uncollectible” are those (i) to insolvent or bankrupt borrowers, or borrowers subject to judicial proceedings, with little or no possibility of collection, or (ii) those in arrears in excess of one year. Loans in the “Uncollectible” category are considered total losses.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of Pesos)
Non-Accrual Loans
To the non-financial private sector and foreign residents
Overdrafts	32,840	35,388	28,044	25,936	11,400
Promissory notes(1)	20,423	17,709	22,349	4,903	13,179
Unsecured corporate loans	24,313	36,125	10,159	13,472	15,009
Mortgage loans	4,473	207	403	1,018	1,169
Automobile and other secured loans	888	3,237	7,228	7,480	16,177
Personal loans	658,513	336,448	241,946	189,309	150,376
Credit card loans	282,414	244,396	152,331	119,772	128,420
Foreign Trade Loans	—	3,810	—	2,627	1,410
Other Loans	17,400	13,530	8,840	6,129	3,413
Total Non-Accrual Loans	1,041,264	690,850	471,300	370,645	340,552
Other receivables from financial transactions
Others	9,597	8,103	4,762	3,344	3,596
Total Non-Accrual Other receivables from financial transactions	9,597	8,103	4,762	3,344	3,596
Receivables from financial leases	14,750	13,198	11,182	9,688	12,146
Total Non-Accrual receivables from financial leases	14,750	13,198	11,182	9,688	12,146
Total Non-Accrual Financings	1,065,611	712,151	487,244	383,677	356,481
Non-Accrual Financings
With Preferred Guarantees	25,747	17,698	23,849	25,488	36,650
With Other Guarantees		101	96	17	239
Without Guarantees	1,039,864	694,352	463,299	358,172	319,592
Total Non-Accrual Financings	1,065,611	712,151	487,244	383,677	356,481

	Grupo Supervielle S.A.
	Year ended December31,
	2016	2015	2014	2013	2012
	(in thousands of Pesos)
Past Due Loans
To the non-financial private sector and foreign residents
Overdrafts	51,259	4,413	34,044	13,048	15,345
Promissory notes(1)	23,695	50,026	23,128	6,793	12,372
Unsecured corporate loans	46,789	141,557	36,397	15,476	9,526
Mortgage loans	6,141	47	5,685	957	3,804
Automobile and other secured loans	857	1,060	6,309	6,207	15,593
Personal loans	558,722	123,072	204,569	166,708	137,562
Credit card loans	202,698	256,475	115,312	95,504	115,712
Foreign trade loans	2,562	47,476	25,461	5,476	18,890
Other loans	13,102	36,629	8,434	5,088	5,187
Total Past Due Loans	905,825	660,755	459,339	315,257	333,992
Other receivables from financial transactions
Unlisted corporate bonds	—	—	—	—	—
Others	8,322	1,946	2,870	1,857	2,022
Total Past Due Other receivables from financial transactions	8,322	1,946	2,870	1,857	2,022
Receivables from financial leases	21,602	113,375	19,168	9,593	17,238
Total Past Due Financings	935,749	776,076	481,377	326,707	353,252
Past Due Financings
With Preferred Guarantees	70,901	119,075	70,821	24,792	42,304
Without Guarantees	864,848	657,001	410,556	301,915	310,948
Total Past Due Financings	935,749	776,076	481,377	326,707	353,252

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Risk Element — Interest

The following table analyzes the gross interest income that would have been recorded in the year ended December 31, 2016 if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, as well as the amount of interest income on those loans that was included in net income for the period.

As of December 31, 2016
(in thousands of Pesos)
Interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued	78,657
Interest on loans classified as non-accrual included in net income	73,245

Analysis of the Allowance for Loan Losses

The Central Bank’s regulations require financial institutions to classify certain consumer or housing loans in excess of Ps.3,600,000 as commercial loans, and allow financial institutions to classify certain commercial loans of up to Ps.3,600,000 as consumer and housing loans. See ‘‘Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Debt Classification and Loan Loss Provisions—Credit Portfolio.’’ As of December 31, 2016 we did not hold any consumer or housing loans in excess of Ps.3,600,000 classified as commercial loans and we held commercial loans for less than Ps.3,600,000 for which we applied the consumer and housing loan classification for a total amount of Ps.1.8 billion. The estimated impact derived from the application of this classification on our loan loss provisions and allowance for loan losses for the year ended December 31, 2016 was an increase of Ps.5.2 million in both items.

The table below sets forth annual variations in the allowances for loan losses for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. See “ Item 5.A Operating Results—Critical Accounting Policies—Allowances for Loan Losses.”  Amounts below include allowances for loans, leasing and other receivables from financial transactions.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of Pesos)
Balance at the beginning of the year	638,648	429,358	353,756	295,691	175,780
Provisions charged to income	1,057,637	543,844	356,509	350,535	209,798
Write-offs and reversals(1)	(776,077)	(334,554)	(280,907)	(296,985)	(89,887)
Other adjustments	—	—	—	4,515	—
Balance at the end of year	920,208	638,648	429,358	353,756	295,691
Provisions net of write-offs and reversals	1.1%	1.2%	0.6%	0.6%	1.7%

Provisions charged to income

Promissory notes(2)	58,557	2,228	33,143	18,218	16,438
Unsecured corporate loans	34,929	31,089	15,163	10,764	8,232
Overdrafts	67,737	27,392	17,752	14,967	7,102
Mortgage loans	2,348	58	219	984	(186)
Automobile and other secured loans	1,512	941	3,928	5,831	6,008
Personal loans	542,792	265,770	140,817	138,146	94,630
Credit cards loans	231,421	185,849	126,429	112,726	62,944
Foreign Trade Loans	67,737	1,820	4,497	3,483	863
Other financings	14,943	8,507	4,179	34,213	6,896
Other receivables from financial transactions	11,453	5,957	6,366	4,508	4,651
Receivables from financial leases	24,208	14,233	4,016	6,695	2,220
	1,057,637	543,844	356,509	350,535	209,798

	Grupo Supervielle S.A.
	Year ended December 31,
Write-offs and reversals

Promissory notes(2)	(40,049)	(6,858)	(18,328)	(14,477)	(9,298)
Unsecured corporate loans	(39,488)	(4,403)	(9,191)	(8,315)	(1,575)
Overdrafts	(32,948)	(10,895)	(9,721)	(8,658)	(5,420)
Mortgage loans	—	(294)	(369)	(601)	(243)
Automobile and other secured loans	(2,636)	(2,608)	(4,293)	(8,538)	(2,153)
Personal loans	(372,784)	(186,248)	(142,797)	(135,489)	(47,180)
Credit cards loans	(254,072)	(108,206)	(79,733)	(101,030)	(16,834)
Foreign Trade Loans	—	—	(3,842)	(1,202)	(2,185)
Other financings	(14,393)	(3,852)	(2,857)	(9,016)	(601)
Other receivables from financial transactions	(7,291)	(5,234)	(5,558)	(3,191)	(3,368)
Receivables from financial leases	(12,416)	(5,956)	(4,218)	(6,468)	(1,030)
	(776,077)	(334,554)	(280,907)	(296,985)	(89,887)

(1)         Consists of decreases in the allowance for loan losses when the loan for which the allowance was created is no longer on our balance sheet because it has been written-off, or because it has been collected, in which case the allowance is reversed. Loans are 100% provisioned before being written off.

(2)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Allocation of the Allowance for Loan Losses and Other Financing

The following table allocates the allowance for loan and other financing losses by category of loans and sets forth the percentage distribution of the total allowances for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. Amounts below include allowances for loans, leasing and other receivables from financial transactions.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016			2015			2014			2013			2012
	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category
	(in thousands of Pesos, except percentages)
Loans:

Promissory notes(1)	74,272	8.1%	8.3%	53,627	8.4%	8.7%	54,891	12.8%	13.2%	42,726	12.1%	12.5%	35,814	12.1%	12.5%
Unsecured corporate loans	41,020	4.5%	4.6%	50,545	7.9%	8.2%	22,387	5.2%	5.4%	17,660	5.0%	5.2%	13,806	4.7%	4.8%
Overdrafts	47,237	5.1%	5.3%	43,902	6.9%	7.1%	26,601	6.2%	6.4%	19,888	5.6%	5.8%	11,665	3.9%	4.1%
Mortgage loans	2,203	0.2%	0.2%	815	0.1%	0.1%	1,016	0.2%	0.2%	1,295	0.4%	0.4%	790	0.3%	0.3%
Automobile and other secured loans	993	0.1%	0.1%	2,535	0.4%	0.4%	4,244	1.0%	1.0%	5,147	1.5%	1.5%	7,723	2.6%	2.7%
Personal loans	446,552	48.6%	49.7%	225,616	35.3%	36.5%	149,508	34.8%	35.9%	122,147	34.5%	35.7%	96,143	32.5%	33.7%
Credit card loans	158,166	17.2%	17.6%	212,423	33.3%	34.4%	135,790	31.6%	32.6%	113,075	32.0%	33.1%	108,502	36.7%	38.0%
Foreign Trade Loans	33,777	3.7%	3.8%	11,212	1.8%	1.8%	8,055	1.9%	1.9%	8,868	2.5%	2.6%	5,439	1.8%	1.9%
Other financings:	94,627	10.3%	10.5%	16,638	2.6%	2.7%	14,531	3.4%	3.5%	11,194	3.2%	3.3%	5,577	1.9%	2.0%
Total Loans	899,147	97.7%	100.0%	617,313	96.7%	100.0%	417,023	97.1%	100.0%	342,000	96.7%	100.0%	285,458	96.5%	100.0%
Other receivables from financial transactions	5,807	0.6%	100.0%	5,944	0.9%	100.0%	5,221	1.2%	100.0%	4,439	1.3%	100.0%	3,143	1.1%	100.0%
Receivables from financial leases	15,254	1.7%	100.0%	15,391	2.4%	100.0%	7,114	1.7%	100.0%	7,317	2.1%	100.0%	7,090	2.4%	100.0%
Total	920,208	100.0%	100.0%	638,648	100.0%	100.0%	429,358	100.0%	100.0%	353,756	100.0%	100.0%	295,691	100.0%	100.0%

(1)       Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2016, 2015, 2014, 2013 and 2012. Amounts below include allowances for loans, leasing and other receivables from financial transactions.

	Grupo Supervielle S.A.
	As of December 31,
	2016		2015		2014		2013		2012
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of Pesos, except percentages)
Oils and oilseeds	31,452	0.1%	40,392	0.18%	35,021	0.22%	90,159	0.73%	61,443	0.74%
Agriculture, crops and fruit	1,217,849	3.2%	780,888	3.50%	1,008,363	6.29%	752,418	6.06%	402,295	4.82%
Manufactured foodstuff, cattle beef	611,499	1.6%	373,955	1.68%	260,980	1.63%	272,804	2.20%	70,484	0.84%
Household items, sales / Trading	744,842	2.0%	162,113	0.73%	127,949	0.80%	308,531	2.49%	159,950	1.92%
Automotive vehicles and car parts	360,406	0.9%	267,917	1.20%	522,760	3.26%	300,554	2.42%	261,202	3.13%
Sugar	256,371	0.7%	117,589	0.53%	185,419	1.16%	113,845	0.92%	148,461	1.78%
Foreign and local banks	127,058	0.3%	—	—	22,801	0.14%	108,422	0.87%	2,486,887	29.79%
Alcoholic beverages	260,210	0.7%	135,636	0.61%	104,815	0.65%	38,592	0.31%	31,795	0.38%
Civil construction	745,777	2.0%	590,772	2.65%	253,976	1.58%	180,836	1.46%	98,769	1.18%
Road works and specialized construction	1,772,852	4.7%	1,090,153	4.89%	630,765	3.93%	307,690	2.48%	213,008	2.55%
Cooperatives and small financial institutions	1,171,755	3.1%	339,852	1.52%	311,261	1.94%	344,283	2.78%	176,938	2.12%
Private and public mail services	42,326	0.1%	36,510	0.16%	48,718	0.30%	51,203	0.41%	46,995	0.56%
Cattle raising	221,898	0.6%	116,047	0.52%	85,763	0.53%	68,659	0.55%	45,539	0.55%
Leather	89,509	0.2%	73,699	0.33%	90,456	0.56%	49,776	0.40%	247,684	2.97%
Electricity and gas distribution	315,947	0.8%	66,588	0.30%	108,440	0.69%	47,162	0.38%	50,016	0.60%
Home appliances, audio and video devices, production and importation	371,177	1.0%	61,281	0.27%	121,088	0.75%	165,025	1.34%	85,633	1.02%
Hydrocarbon extraction and production	400,658	1.1%	12,610	0.06%	138,053	0.86%	88,623	0.71%	245,866	2.94%
Families and individuals(1)	19,222,165	50.5%	13,733,797	61.60%	7,804,466	48.66%	5,981,333	48.21%	1,196,950	14.34%
Hypermarkets and supermarkets	1,324,768	3.5%	391,316	1.76%	580,535	3.62%	349,912	2.82%	13,947	0.17%
Machines and tools — Production, sale and/or lease	963,616	2.5%	183,052	0.82%	122,331	0.76%	85,910	0.69%	49,240	0.59%
Motorcycles, parts and accessories	—	0.0%	—	—	—	0.00%	—	0.00%	37,070	0.44%
Paper and cardboard	141,229	0.4%	70,663	0.32%	52,404	0.33%	45,642	0.37%	28,990	0.35%
Plastic - Manufactures	265,851	0.7%	309,765	1.39%	247,564	1.55%	273,101	2.20%	192,790	2.31%
Metal products	55,185	0.1%	56,168	0.25%	59,907	0.37%	47,547	0.38%	156,321	1.87%
Pharmaceutical products and laboratories	517,629	1.4%	243,158	1.09%	203,976	1.27%	137,143	1.11%	98,855	1.18%
Chemical products	146,341	0.4%	68,864	0.31%	156,895	0.98%	26,652	0.21%	26,946	0.32%
Waste collection and recycling	294,848	0.8%	273,732	1.23%	88,991	0.55%	59,604	0.48%	21,867	0.26%
Corporate services	318,056	0.8%	88,831	0.40%	72,080	0.45%	64,989	0.53%	358,700	4.30%
Health services	142,107	0.4%	59,358	0.27%	101,869	0.64%	67,961	0.55%	34,966	0.42%
Mineral extraction and production	555,825	1.5%	69,567	0.31%	58,143	0.36%	62,169	0.50%	45,204	0.54%
Telecommunications	2,964	0.0%	5,402	0.02%	9,988	0.06%	12,441	0.10%	6,247	0.07%
Textile industry	159,865	0.4%	250,000	1.12%	258,411	1.61%	235,666	1.90%	131,964	1.58%
Cargo transportation	447,220	1.2%	322,362	1.45%	330,371	2.06%	230,617	1.86%	171,348	2.05%
Wine industry	662,557	1.7%	396,564	1.78%	369,166	2.30%	274,601	2.21%	155,041	1.86%
Real estate agencies	93,432	0.2%	42,974	0.19%	88,897	0.55%	28,578	0.23%	30,736	0.37%
Other(2)	3,985,806	10.5%	1,462,251	6.56%	1,376,560	8.59%	1,133,785	9.14%	759,085	9.09%
Total	38,037,051	100.0%	22,293,826	100%	16,039,182	100%	12,406,233	100%	8,349,231	100%

(1)             Loans for personal consumption.

(2)             Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016		2015		2014
	Average balance	Average nominal rate	Average balance	Average nominal rate	Average balance	Average nominal rate
	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors
Non-interest-bearing checking accounts
Average
Pesos	6,541,551	0.0%	4,766,849	0.0%	3,424,719	0.0%
Dollars	601,764	0.0%	99,828	0.0%	81,673	0.0%
Total	7,143,315	0.0%	4,866,677	0.0%	3,506,392	0.0%
Checking and savings accounts
Average
Pesos	6,189,649	0.1%	4,622,839	0.1%	3,042,411	0.1%
Dollars	1,237,333	0.1%	286,579	0.1%	176,317	0.1%
Total	7,426,982	0.1%	4,909,418	0.1%	3,218,728	0.1%
Time deposits
Average
Pesos	11,645,642	26.4%	8,952,849	24.8%	7,107,818	22.5%
Dollars	806,650	1.3%	337,459	0.1%	310,746	0.7%
Total	12,452,292	24.7%	9,290,308	24.0%	7,418,564	21.6%
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing checking accounts
Average
Pesos	67		51		71
Dollars	—		—		—
Total	67		51		71
Checking and savings accounts
Average
Pesos	2,735		1,416		719
Dollars	1,601		315		130
Total	4,336		1,731		849
Time deposits
Average
Pesos	450		331		1,091
Dollars	—		—		—
Total	450		331		1,091

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits exceeding Ps.100,000 at December 31, 2016.

At December 31, 2016
(in thousands of Pesos)
Time Deposits
Within 3 months	11,344,685
After 3 months but within 6 months	231,160
After 6 months but within 12 months	17,787
Over 12 months	10,513
Total Time Deposits(1)	11,604,145

(1)         Only principal. Excludes the CER adjustment.

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	At December 31,
	2016		2015		2014
	Amount	Annualized Rate	Amount	Annualized Rate	Amount	Annualized Rate
	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	671,668	3.0%	128,188	4.2%	53,640	5.7%
Average during period	200,863	3.5%	125,731	2.8%	93,249	3.1%
Maximum monthly average	634,370		264,735		141,347

Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	940,258	28.5%	618,775	31.9%	378,571	26.4%
Average during period	1,023,259	30.1%	398,927	28.8%	378,152	29.5%
Maximum monthly average	1,212,061		585,775		488,257

Other(1)
Total amount outstanding at the end of the reported period	2,233,734	0.0%	1,709,103	0.0%	1,419,633	0.0%
Average during year	1,898,011	0.0%	1,477,502	0.0%	1,080,003	0.0%
Maximum monthly average	2,167,350		1,988,276		1,377,984

Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	1,172,341	24.6%	831,848	28.9%	296,052	24.3%
Average during year	1,146,906	29.7%	599,742	26.3%	453,270	26.7%
Maximum monthly average	1,390,135		831,848		601,057

(1)         Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos, except percentages)

Net Income	1,311,304	674,109	362,920
Average total assets(1)	41,467,412	26,961,165	20,066,019
Average shareholders’ equity	4,986,499	2,094,750	1,601,589
Shareholders’ equity at the end of the period	6,931,551	2,373,710	1,706,986
Net income as a percentage of:
Average total assets	3.2%	2.5%	1.8%
Average shareholders’ equity	26.3%	32.2%	22.7%
Declared cash dividends	65,500	25,162	7,385
Dividend payout ratio	5.0%	3.7%	2.0%
Average shareholders’ equity as a percentage of average total assets	12.0%	7.8%	8.0%

(1)         Calculated on a daily basis.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and CCF’s consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

Year ended December 31,
2016	2015	2014
(in thousands of Pesos)
Calculation of excess capital:

Allocated to assets at risk	3,178,270	2,082,489	1,497,829
Allocated to Bank premises and equipment, intangible assets and equity investment assets	172,154	102,252	81,876
Market risk	45,385	30,741	51,073
Public sector and securities in investment account	78,472	16,739	7,516
Operational Risk	713,227	512,948	467,629
Required minimum capital under Central Bank regulations	4,187,508	2,745,169	2,105,923
Basic net worth	5,706,639	2,597,534	2,033,758
Complementary net worth	778,885	662,679	532,097
Deductions	(338,671)	(291,653)	(228,529)
Total capital under Central Bank regulations	6,146,853	2,968,560	2,337,326
Excess capital	1,959,345	223,391	231,403
Credit Risk Weighted Assets(1)	39,678,311	25,248,691	18,310,384
Risk Weighted Assets(2)	49,168,958	34,314,613	26,324,038

Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	15.5%	11.8%	12.8%
Regulatory capital/risk weighted assets	12.5%	8.7%	8.9%
Tier 1 Capital / Credit risk weighted assets	12.5%	9.1%	9.9%
Tier 1 Capital / Risk Weighted assets	10.9%	6.7%	6.9%
Average shareholders’ equity as a percentage of average total assets	11.2%	9.5%	9.5%
Total liabilities as a multiple of total shareholders’ equity	7.8	x	10.9	x	10	x
Cash as a percentage of total deposits	22.6%	28.5%	21.5%
Liquid assets as a percentage of total deposits(3)	27.0%	32.6%	26.5%

(1)         Credit Risk Weighted Assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operational risk.

(2)         Risk Weighted Assets is calculated by multiplying the required minimum capital under Central Bank regulations by 12.5. The minimum capital requirement includes credit risk, market risk and operational risk. This calculation has been applicable since 2013.

(3)         Liquid assets include cash and securities issued by the Central Bank (LEBACs and NOBACs).

Item 5.                            Operating and Financial Review and Prospects

Item 5.A                   Operating Results

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking Statements,” “Item 3.D Risk Factors,” and the matters set forth in this annual report generally.

This discussion should be read in conjunction with our audited consolidated financial statements which are included elsewhere in this annual report.

Financial Presentation

Our audited consolidated financial statements are prepared in accordance with Argentine Banking GAAP. Argentine Banking GAAP differs in certain significant respects from U.S. GAAP and from Argentine GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

Our segment disclosure for the years ended December 31, 2016, 2015 and 2014 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of net income (i.e., net revenues—or financial income and service fee income, net of financial expenses and service fee expenses—after deducting loan loss provisions and administrative costs directly attributable to the segment). Net income excludes the financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements (although substantially all the proceeds of such arrangements have been contributed as capital to the subsidiaries through which the segments are operated), as well as transactions between segments, which are reflected under “Adjustments.”

We operate our business along the following segments:

•                  Retail Banking:  Through the Bank, we offer our retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

•                  Corporate Banking:  Through the Bank, we offer large corporations, medium-sized companies and small businesses a full range of products, services and financial assessment including factoring, leasing, foreign trade finance and cash management.

•                  Treasury:  The Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail Banking segment, the Corporate Banking segment and its own needs and opportunities. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

•                  Consumer Finance: Through CCF and Tarjeta, we offer credit card services and loans to the middle and lower-middle-income sectors. We also offer consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

•                  Insurance:  Through Supervielle Seguros, we offer insurance products, with a focus on life insurance, to targeted customer segments.

•                  Asset Management & Other Services: We also offer a variety of other services to our customers, including asset management, mutual fund products (through SAM) and non-financial products and services (through Espacio Cordial). Until March 31, 2017, we also offered microcredit financing through Cordial Microfinanzas.

The Argentine Economy and Financial System

Introduction

In general, the world economy had lukewarm results in 2016 largely due to the worse performance of the developed countries. The US economy grew at a slower pace than in 2015 and Europe, as a whole, was far from remarkable. According to the latest International Monetary Fund estimates, the world economy may have grown by 3.1% in 2016, that is, 0.1 percentage points below the growth in 2015.  Emerging economies once again grew more than their advanced counterparts albeit, in most cases, not as much as in 2015. Emerging economies showed the highest dynamism, possibly increasing their GDP by 4.1% while developed countries may have grown by 1.6%.

Regarding the local Argentine economy, the change of the political party in power by late 2015 opened new possibilities and several corrective measures were put in place. However, in 2016 the economic activity dropped and inflation remained at high levels. The Central Bank adopted interest rates as its central monetary policy instrument in order to implement an inflation targets plan.

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility, with years of practically no growth (2009, 2012, 2014 and 2016), and years of strong (2010 and 2011) or slow (2013 and 2015) growth.

In January 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC suspended the publication of certain statistical data until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. Following the implementation of certain methodological reforms and the adjustment of macroeconomic statistics on the basis of these reforms, on June 15, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. As of the date of this annual report, the INDEC has resumed publishing certain revised data, including GDP, foreign trade, poverty and balance of payment statistics among others.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015		2016
GDP real growth (%)**	8.9	8.0	9.0	4.1	(5.9)	10.1	6.0	(1.0)	2.4	(2.5)	2.6		(2.3)
Primary fiscal balance (excludes interest) (as a % of GDP)	3.0	2.9	2.5	2.5	1.2	1.4	0.2	(0.2)	(0.7)	(0.9)	(2.7)		(4.3	)***
Total public debt (as a % of GDP)**	80.5	70.6	62.1	53.8	55.4	43.5	38.9	40.4	43.5	44.7	53.6		52.8	(2)
Trade balance (in million US$)**	11,700	12,393	11,273	12,577	16,886	11,382	9,020	12,008	1,521	3,178	(2,969)		2,124
Total deposits (as a % of GDP)**	23.0	23.3	22.4	20.1	15.8	22.4	20.8	22.2	22.2	21.1	22.8		23.5
Loans to the private sector (as a % of GDP)	9.1	10.4	11.9	11.2	8.4	11.8	13.2	14.2	14.7	12.9	13.7		13.1
Unemployment rate-end of period- (%)	10.1	8.7	7.5	7.3	8.4	7.3	6.7	6.9	6.4	6.9	5.9	(3)	7.6
Inflation in consumer prices —Dec./Dec. - CPI INDEC (%)	12.3	9.8	8.5	7.2	7.7	10.9	9.5	10.8	10.9	23.9	26.9	(1)	41.0	(1)
Average nominal exchange rate (in Ps. Per US$)	2.92	3.07	3.12	3.16	3.73	3.91	4.13	4.55	5.48	8.12	9.27		14.78

Source:  INDEC, Central Bank and City of Buenos Aires.

(1) Based on most recent publicly available information published by the City of Buenos Aires. See “Item 3.D —Risk Factors—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

(2) As of June 30, 2016

(3) As of September 30, 2015.

** These figures are calculated in accordance with the latest methodological reforms and adjustments for macroeconomic statistics as of the date of this annual report

*** These figures are calculated in accordance with the latest methodological reforms and the adjustments for macroeconomic statistics as of the date of this annual report. It does not include funds transferred from the Central Bank and from the Treasury.

n/a means not available.

According to the revised data published by the INDEC on June 29, 2016, Argentina’s real GDP increased by 6.0% in 2011 due to an increase in private consumption and investments. In 2012, Argentina’s real GDP dropped 1.0%. This economic contraction was attributed to local and external factors, primarily the deceleration of growth in developing economies, including Argentina’s principal trading partners, and an extended drought affecting agricultural production. Following the contraction in 2012, Argentina’s real GDP recovered in 2013, growing 2.4% as compared to 2012, as domestic demand in 2013 helped to offset weak demand from the rest of the world. In 2014, Argentina’s real GDP decreased 2.5%, compared to 2013, reflecting the impact of the deceleration of growth in developing economies on Argentina’s exports, growing uncertainty in the financial sector and fluctuations in foreign exchange rates.

In 2015, Argentina’s real GDP increased by 2.5%, reflecting a recovery in consumption, due to an improvement in the labor market and investment. Real GDP growth in 2015 was primarily driven by a 3.8% increase in gross investment, resulting from a 5.2% increase in total durable equipment of production and a 2.3% increase in construction, as well as a 4.0% increase in total consumption due to a 6.8% increase in public sector consumption and a 3.5% increase in private sector consumption.

In 2016, Argentina’s real GDP decreased 2.3%, primarily as the result of (i) a 5.4% increase in imports of goods and services rather than consumption of internal production and (ii) a 5.5% decrease in investments in durable equipment for production. These factors were partially offset by a 3.7% increase in exported goods and services.

During 2016, the new administration put in place structural reforms in the financial and economic fields. It was a transitional year in which macroeconomic corrections were made, such as the agreement reached with Argentina’s holdout creditors and the return to the international debt market, the elimination of duties, the normalization of the INDEC, the adoption of energy efficiency measures, and the universalization of benefits. Argentina’s Central Bank embraced monetary measures that supported the macroeconomic changes by strengthening the position of international reserves and by using a system of inflation targets.

Foreign Trade and Foreign Exchange Market

During 2016, the trade balance had a surplus of US$2 billion, almost equivalent to the deficit recorded in 2015. International reserves of the Central Bank grew by US$38,772 billion. In October 2016, they exceeded US$40 billion for the first time since April 2013.

The Nominal Exchange Rate ended in 2016 at Ps. 15.85, which was 21.9% higher than that in late 2015. The monthly evolution of this variable was not homogeneous throughout the analyzed period, recording a 22.41% variation in the first two months of the year as a consequence of the lifting of exchange controls in December 2015, reaching at the time a rate of $15.92. It later appreciated, but it also reached values below Ps.14 in June 2016.

Labor Market

Throughout the year, wages accumulated an average increase of 32.74%. Both public and private sector wages showed a similar increase (32.58% and 32.91%, respectively), both well below inflation.

The unemployment rate was 9.3% in the second quarter of 2016 and decreased by 0.8 percentage points in the third quarter, and by 0.9 percentage points in the fourth quarter. Due to the statistical emergency, data for the first quarter of 2016 dwas not published.

Fiscal Balance

Throughout 2016, fiscal accounts were a major issue for the new administration. First, it changed the way the primary outcome is calculated by not including Property Income (revenues transferred mainly by the Central Bank and the ANSES). Results in 2015 were also impacted by this correction, resulting in a fiscal deficit of 5.8% of GDP.  For 2016, the Argentine government set a 1% reduction target. In the first four months of 2016, the new administration focused on sharp public spending cuts.  Expenditure increased slightly as income fell below inflation. In the second half of the year, fiscal regularization was concluded, closing its first stage on October 31, 2016, the second on December 31, 2016 and ending on March 31, 2017. As of December 28, 2016 the regularized amount reached US$90 billion (17% of GDP). This implied collection of Ps. 106,760 million, and fiscal deficit targets were met, at 4.6% of GDP. Of the US$97.84 billion regularized as of December 31, 2016, US$84.13 billion were assets or money in bank accounts overseas and the remaining US$13.72 million were assets located in Argentina. For the latter, 112,000 new accounts were opened in local banks with deposits of US$7.2 billion. This extraordinary income may be used to improve social security, pension upgrades and universal pensions for senior citizens.

In April 2016, Argentina settled claims with holders of approximately US$4.2 billion principal amount of untendered debt.  As of December 31, 2016, the outstanding principal amount of untendered debt that was not subject to a settlement agreement totaled approximately US$1.51 billion.

Since the April 2016 transaction, Argentina has continued to operate in the debt markets, issuing both foreign currency-denominated bonds under foreign law and reopening securities in pesos issued under local law. In addition, Argentina accessed the domestic US-dollar market by issuing Treasury bonds (LETES), of which U.S.$9.7 billion were outstanding as of February 20, 2017.

Inflation

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, as well as poverty and unemployment rates, President Macri declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. The INDEC suspended publication of certain statistical data pending reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. The INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference for the first four months of 2016. In June 2016, the INDEC began publishing an official inflation rate using its new methodology for calculating the CPI.

According to the available public information based on data from the City of Buenos Aires, CPI grew 26.6% in 2013, 38.0% in 2014, 26.9% in 2015, and 41.0% in 2016, while according to the data of the Province of San Luis, CPI grew 31.9% in 2013, 39.0% in 2014, 31.6% in 2015, and 31.4% in 2016.

The INDEC reported an increase of 4.2% in CPI for May 2016, while the CPI measured by the Argentine Congress reported an increase of 3.5%. Based on the most recent information published by the INDEC, the CPI for the months of July, August, September, October, November and December 2016 registered variations of 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2%, respectively, compared to the respective prior month.

According to INDEC’s CPI, inflation was 16.9% for the period from May to December 2016. According to the INDEC, in January 2017 and February 2017, inflation was 1.3% and 2.5%, respectively. In the past, the Argentine government implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the prices of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D—Risk Factors—Risks Relating to Argentina— If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected”.

Inflation increases also have a negative impact on our administrative expenses, in particular our payroll and social security charges.

The Financial System

In 2014, total deposits increased by Ps.227.0 billion, representing a 30.2% increase from 2013, as reported by the Central Bank. Public sector deposits increased by Ps.53.5 billion in 2014, representing a 26.4% increase from 2013. Non financial private sector deposits increased by Ps.170.6 billion in 2014, representing a 31.3% increase from 2013, primarily driven by a Ps.152.2 billion increase, or a 30.7% increase in Peso deposits. Further, in 2014, foreign currency deposits increased by Ps.0.5 billion or 5.8%. In terms of Peso deposits, the most significant were savings accounts, registering a Ps.43.2 billion or 32.6% increase from 2013, followed by checking accounts, which increased by Ps.41.4 billion or 33.0% from 2013. Moreover, time deposits increased by Ps.62.6 billion or 28.4% from 2013.

The Central Bank reported that total loans increased by Ps.102.9 billion in 2014, representing an 18.3% increase from 2013. Non financial private sector loans increased by Ps.102.2 billion or 20.4% from 2013. This increase was mainly due to an increase in loans denominated in Pesos, which grew by Ps.94.8 billion or 20.2% from 2013, while foreign currency loans increased by Ps.4.9 billion or 20.8%. The total amount of Peso loans increased in almost every category. With respect to loans to businesses, overdrafts increased by Ps.12.1 billion or 23.0% and secured loans increased by Ps.21.2 billion or 18.1%. With respect to consumer credit, credit card loans increased by Ps.33.0 billion or 37.3% and personal loans grew by Ps.19.0 billion or 19.2%. Finally, mortgages and pledge loans registered an increase of Ps.4.0 billion or 9.1% and Ps.1.1 billion or 3.4%, respectively.

In 2015, total deposits increased by Ps.375.0 billion, representing a 38.3% increase from 2014, as reported by the Central Bank. Public sector deposits increased by Ps.33.6 billion in 2015, representing a 13.1% increase from 2014. Non financial private sector deposits increased by Ps.337.3 billion in 2015, representing a 47.2% increase from 2014, primarily driven by a Ps.263.5 billion increase, or a 40.7% increase in Peso deposits. Further, in 2015, foreign currency deposits increased by Ps.78.8 billion or 101.8%. In terms of Peso deposits, the most significant were time deposits, which increased by Ps.159.0 billion or 56.1% from 2014, followed by savings accounts, registering a Ps.57.7 billion increase or 32.8% increase from 2014, and checking accounts, which increased by Ps.42.0 billion or 25.2% from 2014.

The Central Bank reported that total loans increased by Ps.245.6 billion in 2015, representing a 36.9% increase from 2014. Non financial private sector loans increased by Ps.223.9 billion or 37.1% from 2014. This increase was mainly due to an increase in loans denominated in Pesos, which grew by Ps.208.5 billion or 37.0% from 2014, while foreign currency loans increased by Ps.10.5 billion or 37.0%. The total amount of Peso loans increased in almost every category. With respect to loans to businesses, overdrafts increased by Ps.21.9 billion or 33.7% and secured loans increased by Ps.54.6 billion or 39.5%. With respect to consumer credit, credit card loans increased by Ps.65.7 billion or 54.2% and personal loans grew by Ps.44.0 billion or 37.4%.  Finally, mortgages and pledge loans each registered an increase of Ps.7.4 billion, representing an increase of 15.4% and 22.6%, respectively.

In 2016, total deposits increased by Ps.613.1 billion, representing a 45.2% increase from 2015, as reported by the Central Bank. Public sector deposits increased by Ps.145.4 billion in 2016, representing a 50.2% increase/ from 2015. Non-financial private sector deposits increased by Ps.463.4 billion in 2016, representing a 44.0% increase from 2015, primarily driven by a Ps.243 billion increase, or a 26.7% increase in Peso deposits and by Ps.231.3 billion in 2016, representing a 44.0% increase in foreign currency deposits. In terms of Peso deposits, the most significant were savings accounts, registering a Ps.97.5 billion increase or 41.8% increase from 2015 followed by checking accounts, which increased by Ps.80.2 billion or 38.6% from 2015 and time deposits, which increased by Ps.54.6 billion or 12.3% from 2015.

The Central Bank reported that total loans increased by Ps.257.0 billion in 2016, representing a 28.3% increase from 2015. Non-financial private sector loans increased by Ps.266.2 billion or 32.5% from 2015. This increase was mainly due to an increase in foreign currency loans, which grew by Ps.105.2 billion or 272.6% from 2015, while loans denominated in local currency increased by Ps.147.3 billion or 19.2%. The total amount of Peso loans increased in almost every category. With respect to loans to businesses, overdrafts increased by Ps.14.5 billion or 16.6% and secured loans increased by Ps.9.2 billion or 4.8%. With respect to consumer credit, credit card loans increased by Ps.46.7 billion or 24.6% and personal loans grew by Ps.60.1 billion or 37.3%.  Finally, mortgages and pledge loans each registered an increase of Ps.5.7 and Ps. 13.1 billion, representing an increase of 10.4% and 32.7%, respectively.

Throughout 2016, the new authorities of Argentina’s Central Bank worked on three axes: monetary stability through a monetary policy with inflation targets, financial stability focused on the development and the deepening of the domestic financial system and the adoption of measures that promote bankarization, financial inclusion, and the use of electronic means of payment.

Beginning in January 2017, the Central Bank has implemented a formal scheme of inflation targeting, which foresees annually decreasing objectives until 2019 and uses the 7-day repo reference rate as the anchor of its inflation targeting regime. The Central Bank determines a “rates corridor”, defined by the spread between active and passive repo rates, from which the monetary policy rate is derived. The inflation objective range for 2016 was between 20%-25% and for 2017 is between 12%-17%.

According to the Central Bank, ROAA was 3.7% in 2016 and ROAE for the financial system was 29.7% in 2016. Further, the Central Bank indicated that the interest rate margin increased was 11.4% of assets in 2016. Net income from services represented 3.8% of assets in 2016. Loan loss provisions resulting from the increase in private loan delinquencies totaled 0.8% of assets in 2016.

According to the Central Bank and INDEC, loans to the private sector, as a percentage of GDP, were 13.7% as of December 31, 2015. Loans to the private sector as a percentage of GDP were 49.1% for Brazil, 79.4% for Chile, 47.8% for Colombia, 37.0% for Peru and 18.7% for Mexico as of December 31, 2015 according to the IDB. We believe Argentina’s ratio demonstrates an opportunity for credit expansion.

The following table shows average private bank loans in Argentina calculated on a quarterly basis:

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	Ps. (in millions)			(in percentages)
Loans
Non-Financial Public Sector	3,900.0	2,167.3	1,920.8	79.9%	12.8%
Loans to the Financial Sector	14,511.7	8,932.9	9,551.1	62.5%	(6.5)%
Overdrafts	83,545.9	68,885.1	55,293.1	21.3%	24.6%
Promissory notes	130,924.0	107,903.7	82,740.5	21.3%	30.4%
Mortgage loans	17,609.1	15,353.9	13,331.7	14.7%	15.2%
Automobile and other secured loans	21,342.0	17,948.1	15,377.8	18.9%	16.7%
Personal loans	109,298.9	80,397.8	62,947.9	35.9%	27.7%
Provisions	(14,767.0)	(11,864.4)	(9,503.8)	24.5%	24.8%
Leasing	105,732.9	10,160.6	8,797.5	85.1%	15.5%

Source: Central Bank.

The following table shows the average private bank deposits calculated on a quarterly basis:

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	Ps. (in millions)			(in percentages)
Deposits
Non-Financial Public Sector	63,436.0	51,882.6	50,408.1	22.3%	2.9%
Financial Sector	922.3	704.5	520.0	30.9%	35.5%
Non-financial private sector and foreign residents	792,009.0	554,158.6	402,604.9	42.9%	37.6%
Checking accounts	170,395.7	141,112.3	107,499.5	20.8%	31.3%
Saving accounts	240,007.4	140,273.5	100,020.2	71.1%	40.2%
Time deposits and short term investments	343,945.4	257,932.8	183,749.3	33.3%	40.4%
Others	30,481.0	9,992.5	7,924.4	205.0%	26.1%
Interest and differences in exchange rates payable	7,179.4	4,847.5	3,411.6	48.1%	42.1%

Source: Central Bank.

The following table shows the average BADLAR rate calculated on a daily basis:

	Year ended December 31,
	2016	2015	2014
BADLAR Rate	19.88%	27.25%	22.55%

Source: Central Bank.

Argentine Financial System Statistics from 2004 to 2016.

The following table shows the 2004 to 2015 evolution of major balance sheet items for the financial system:

	December 31, Ps. (in millions)
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Assets	212,562	221,962	258,384	297,963	346,762	387,381	510,304	628,381	790,026	1,004,775	1,340,548	1,847,314	2,645,673
Liabilities	188,683	195,044	225,369	261,143	305,382	339,047	452,752	558,264	699,205	883,086	1,172,335	1,620,451	2,348,461
Shareholders’ equity	23,879	26,918	33,014	36,819	41,380	48,335	57,552	70,117	90,820	121,689	168,213	226,863	297,212
Capital, contributions, reserves	43,770	37,440	36,859	37,930	38,571	39,538	41,204	44,587	59,395	73,219	89,307	126,264	212,157
Retained earning	(19,891)	(10,522)	(3,845)	(1,172)	2,809	8,797	16,348	25,530	31,426	48,471	78,907	100,600	85,055
Loans	73,617	84,171	103,668	132,157	154,719	169,868	230,127	332,317	433,925	563,344	649,206	886,046	1,136,954.6
Non-financial public sector	30,866	25,836	20,874	16,772	17,083	20,570	25,907	31,346	39,951	48,438	51,470	75,254	52,825
Financial sector	1,697	2,450	4,962	5,030	4,793	4,052	5,018	9,263	10,299	13,049	10,729	13,199	26,426
Non-financial private sector	41,054	55,885	77,832	110,355	132,844	145,247	199,202	291,708	383,674	501,857	604,062	819,174	1,085,655
Provisions	(7,500)	(4,930)	(3,728)	(4,089)	(4,744)	(5,824)	(6,232)	(7,173)	(9,596)	(13,117)	(17,054)	(21,581)	(27,952)
Deposits	116,655	136,492	170,898	205,550	236,217	271,853	376,344	462,517	595,764	752,422	979,388	1,355,353	1,969,029
Non-financial public sector	31,649	34,019	45,410	48,340	67,151	69,143	115,954	129,885	163,691	202,434	256,996	291,104	441,890
Non-financial private sector	83,000	100,809	123,431	155,048	166,378	199,278	257,595	328,463	427,857	544,331	720,645	1,062,590	1,521,687

Source:  Central Bank

The table below shows the evolution of the number of financial institutions in the system:

	December 31,
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Banks	73	71	72	67	67	66	64	64	65	66	65	62	63
Public banks	14	13	12	12	12	12	12	12	12	12	12	13	13
Private banks	59	58	60	55	55	54	52	52	53	54	53	49	50
Private argentine capital banks	32	34	35	33	33	32	32	31	33	34	33	32	33
Foreign capital domestic banks	13	12	13	12	12	12	11	12	11	11	11	10	10
Foreign financial institution branch banks	12	11	11	9	9	9	9	9	9	9	9	7	7
Financial companies	16	16	16	16	15	15	14	14	14	15	15	15	14
Credit unions	2	2	2	2	2	2	2	2	2	1	1	1	1
Total financial institutions	91	89	90	85	84	83	80	80	81	82	81	78	78

Source:  Central Bank

The graph below shows the evolution of loans and deposits growth in Argentina:

Source:  Central Bank

The graph below shows the evolution of private loans as a percentage of GDP compared to that of other Latin American countries:

Source:  IDB

The graph below shows the evolution of the private loans portfolio composition in Argentina:

Source:  Central Bank

The graph below shows the evolution of non-performing loan ratios in Argentina:

Source:  Central Bank

The following graph shows the evolution of non-performing loans coverage, measured as allowances over non-performing loans:

Source:  Central Bank

The following graphs show the evolution of ROAA and ROAE in Argentina:

Source:  Central Bank

The following tables show market share of Argentine banks in terms of assets, loans and deposits as of December 31, 2016:

Market Share of Assets

Banco de la Nación Argentina S.A.	27.6%
Banco Santander Río S.A.	8.0%
Banco de Galicia y Buenos Aires S.A.	7.9%
Banco de la Provincia de Buenos Aires	7.8%
BBVA Banco Francés S.A.	5.6%
Banco Macro S.A.	5.5%
Credicoop Cooperativo Limitado	3.3%
HSBC Bank Argentina S.A.	3.2%
Banco de la Ciudad de Buenos Aires	3.0%
Industrial and Commercial Bank of China (Argentina) S.A.	2.9%
Banco Patagonia S.A.	2.6%
Citibank N.A.	2.6%
Banco Supervielle S.A.	1.8%
Banco Hipotecario S.A.	1.8%
Banco de la Provincia de Córdoba S.A.	1.8%

Market Share of Deposits

Banco de la Nación Argentina S.A.	28.8%
Banco de la Provincia de Buenos Aires	9.1%
Banco Santander Río S.A.	8.2%
Banco de Galicia y Buenos Aires S.A.	7.7%
BBVA Banco Francés S.A.	5.8%
Banco Macro S.A.	5.2%
Credicoop Cooperativo Limitado	3.9%
Banco de la Ciudad de Buenos Aires	3.3%
HSBC Bank Argentina S.A	3.2%
Banco Patagonia S.A.	2.6%
Industrial and Commercial Bank of China (Argentina) S.A.	2.6%
Citibank N.A.	2.3%
Banco Provincia de Córdoba S.A.	2.0%
Banco Supervielle S.A.	1.8%
Nuevo Banco de Santa Fé S.A.	0.3%

Market Share of Loans

Banco de la Nación Argentina S.A.	13.4%
Banco Santander Río S.A.	10.1%
Banco de Galicia y Buenos Aires S.A.	9.3%
Banco de la Provincia de Buenos Aires	9.0%
Banco Macro S.A.	7.1%
BBVA Banco Francés S.A.	6.7%
HSBC Bank Argentina S.A.	3.9%
Banco de la Ciudad de Buenos Aires	3.9%
Banco Patagonia S.A.	3.6%
Industrial and Commercial Bank of China (Argentina) S.A.	3.5%
Credicoop Cooperativo Limitado	2.9%
Banco Supervielle S.A.	2.8%
Citibank N.A.	2.8%
Banco Hipotecario S.A.Banco de la	2.2%
Provincia de Córdoba S.A.	1.9%

With respect to the distribution network, as of December 31, 2016, the financial system had 4,549 branches, 1,691 customer service and collection centers and 19,750 ATMs, with coverage throughout Argentina. The table below shows the distribution of the network by jurisdiction as of December 31, 2016.

Jurisdiction	Branches	Customer Service and Collection Centers	ATMs
City of Buenos Aires	817	317	4,059
Buenos Aires	1,419	620	6,157
Catamarca	25	5	115
Córdoba	452	170	1,690
Corrientes	95	24	257
Chaco	65	68	314
Chubut	100	15	299
Entre Ríos	142	23	593

Jurisdiction	Branches	Customer Service and Collection Centers	ATMs
Formosa	25	11	139
Jujuy	33	15	238
La Pampa	109	11	149
La Rioja	27	11	102
Mendoza	162	72	738
Misiones	64	12	345
Neuquén	103	33	292
Río Negro	72	19	354
Salta	68	25	430
San Juan	39	19	257
San Luis	53	25	217
Santa Cruz	48	8	205
Santa Fe	470	130	1,986
Santiago del Estero	54	12	223
Tucumán	83	39	467
Tierra del Fuego	24	7	124
Total	4,549	1,691	19,750

Source: Central Bank.

Presentation of Financial Statements in Pesos. Inflation

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Supervielle.

Argentina discontinued inflation accounting in 1995, but due to high inflation rates in 2002 following the economic crisis, the Central Bank reinstated inflation accounting at the beginning of 2002 through February 28, 2003.  Effective March 2003, the Central Bank discontinued the use of inflation accounting and we have not restated our consolidated financial statements for inflation since then.

Pursuant to Argentine professional accounting standards, the application of inflation adjustments shall become effective within an inflation context, which is featured, among other things, by the existence of an accrued inflation rate over a three-year period or exceeding the 100%, to which ends, the Internal WPI released by the INDEC shall be considered. Once such rate is reached, all relevant financial statements shall be re-expressed as from the moment in which such adjustment was interrupted.  However, as of December 31, 2016, its not possible to determine the compounded rate of inflation based on official statistics from the INDEC for the three year period ended on December 31, 2016, as the INDEC discontinued the Internal WPI publication between October 2015 and January 2016.

Our management has evaluated that, within this environment, the inflation threshold set by Argentine professional accounting standards, had not been reached, and in consequence, no inflation adjustment has been applied to our audited consolidated financial statements.

High rates of inflation affect the comparability of financial performance and financial condition on a period-to-period basis.  Additionally, certain macroeconomic indicators have suffered significant fluctuations, a fact that must be considered when assessing and interpreting the financial condition and performance as shown in our audited consolidated financial statements.  See “Item 3.D Risk Factors—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.”

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the CER index used to adjust the principal of certain of our assets and liabilities, for the periods indicated.  The accuracy of the measurements of INDEC is in doubt, and the actual CPI and WPI could be substantially higher than those indicated by INDEC.  On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC has ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the implementation of these reforms, however, INDEC will use official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.  Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently corrected and within what time period such data will be corrected, and what effect these reforms will have on the Argentine economy. According to the most recent publicly available information based on data from the City of Buenos Aires, as shown in the second table below, CPI grew 26.6% in 2013, 38.0% in 2014, 26.9% in 2015 and 41.0% in 2016.  For information on INDEC figures see “Item 3.D Risk Factors—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition” and “Item 3.D Risk Factors—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

	Year ended December 31,
	2016		2015		2014
	(in percentages)
Price Indices:(1)
WPI	34.5	%(***)	10.6	%(*)	28.3%
CPI	16.9	(****)	11.9	%(*)	23.9	%(**)
Adjustment Index:
CER	35.72%		15.09%		24.34%

(1)           Source:  INDEC.

* Through October 31, 2015, the last day on which such information was reported by INDEC.

**Calculated based on the National Urban CPI method used by INDEC, which replaced the previous CPI in February 2014.

*** The INDEC did not publish the WPI for the last two months of 2015, and resumed publishing WPI data in May 2016, reporting that the WPI grew 34.5% in 2016

**** The INDEC did not publish the CPI for the last two months of 2015, and resumed publishing CPI data in May 2016, reporting that the CPI grew 16.9% between April and December 2016

	Year ended December 31,
	2016	2015	2014	2013
	(in percentages)
Price Index:
City of Buenos Aires CPI*	41.0%	26.9%	38.0%	26.6%

* Calculated based on the Macri administration’s alternative CPI index based on data from the City of Buenos Aires.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	As of December 31,
	2016	2015	2014
	(in thousands of Pesos)
Assets
In Pesos, Unadjusted	43,704,277	30,171,309	21,136,402
In Pesos, Adjusted by the CER	504	1,545	2,348
In Foreign Currency(1)	10,501,261	2,872,963	2,102,444
Total Assets	53,206,042	33,045,817	23,241,194

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	43,192,571	30,177,605	21,620,823

	As of December 31,
	2016	2015	2014
In Pesos, Adjusted by the CER	4,193	2,737	2,436
In Foreign Currency(1)	10,009,278	2,865,475	1,617,935
Total Liabilities and Shareholders’ Equity	53,206,042	33,045,817	23,241,194

(1)         Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2016 (US$1.00 to Ps. 15.8502) December 31, 2015 (US$1.00 to Ps.13.0050) and December 31, 2014 (US$1.00 to Ps.8.5520).

Critical Accounting Policies

In the preparation of our audited consolidated financial statements, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and, consequently, our results of operations.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our audited consolidated financial statements.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we summarize our main critical accounting policies.

Allowances for Loan Losses

The Bank and CCF record allowances for loan losses with respect to their portfolios in accordance with the rules established by the Central Bank. Under such regulations, the loan portfolio is divided into two classes:  consumer and commercial. For consumer portfolio management, the minimum allowance for loan losses is calculated primarily based on past due status. For each of the classes, customers are allocated within one of six categories taking into consideration credit quality and the fulfillment of their obligations. Please see “Item 4.B Business overview—Argentine Banking Regulation.” In addition, the quality of guarantee backing the relevant loan must be considered in each case.

Determining the loan loss reserve requires judgment and estimates from management. To classify its commercial loan portfolio, the Bank and CCF must consider the borrower’s ability to repay the debt in terms of such borrower’s estimated cash flow, the quality of its cash management, its present and projected financial situation, his or her payment history and ability to service debt, the borrower’s internal information and control systems and inherent risks in the sector in which the borrower conducts business.

Tarjeta and Espacio Cordial maintain allowances for loan losses in accordance with their internal policies, which do not differ significantly from those established by the Central Bank. Until the date of its sale, Cordial Microfinanzas maintained allowances for loan losses in accordance with its internal policies, which did not differ significantly from those established by the Central Bank.  For more information regarding the balances of the allowance for loan losses see Note 7 to our audited consolidated financial statements.

Allowances for Doubtful Accounts for Other Receivables from Financial Transactions and Miscellaneous Receivables

Our receivables from financial transactions and our miscellaneous receivables are exposed to losses due to uncollectible accounts. The allowance for doubtful accounts corresponding to financial transactions and miscellaneous receivables is determined on an account-by-account basis considering factors such as the borrower’s financial condition, past payment history, guarantees and past-due status. Future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period.

In the case of our securitized portfolio, allowances for loan losses with respect to securitizations are maintained at the trust level, pursuant to Central Bank regulations. We then record our participations in loan securitizations based on the trust’s equity value. No additional allowances for participations in loan securitizations are required in our audited consolidated financial statements.

For more information regarding the balances of the allowance for doubtful accounts, see Note 13 to our audited consolidated financial statements.

Accrued Litigation

In the normal course of business, we are a party to lawsuits of various types. We disclose in our audited consolidated financial statements contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals are based on the specific circumstances of each claim, the evolution of recent developments and the evaluation of our legal advisors. Changes to the accrual amounts may be needed if subsequent events differ substantially from the assumptions used in the assessment for each period. There were no changes to assumptions or methods used to establish accruals from year to year for litigation.

Accrual of Personnel Costs

We recognize personnel costs at the time of accrual, recording at year end the liability for bonuses for services rendered during the year in which the payment takes place after the close of such year. The accrual of these bonuses is calculated based on policies and guidelines managed and updated annually by human resources.

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

We discuss below: (i) our results of operations for the year ended December 31, 2016 as compared with our results of operations for the year ended December 31, 2015; and (ii) our results of operations for the year ended December 31, 2015 as compared with our results of operations for the year ended December 31, 2014.

Net Income

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in thousands of Pesos)			(in percentages)
Consolidated Income Statement

Argentine Banking GAAP
Financial Income(1)	10,794,579	6,741,744	4,751,352	60.1%	41.9%
Financial Expenses(2)	(4,866,525)	(3,386,050)	(2,464,526)	43.7%	37.4%
Gross Financial Margin	5,928,054	3,355,694	2,286,826	76.7%	46.7%

Loan Loss Provisions	(1,057,637)	(543,844)	(356,509)	94.5%	52.5%

Services Fee Income	3,527,516	2,835,708	2,162,820	24.4%	31.1%
Services Fee Expense	(1,080,660)	(778,492)	(610,341)	38.8%	27.6%
Net Services Fee Income	2,446,856	2,057,216	1,552,479	18.9%	32.5%
Income from Insurance Activities	606,143	175,947	8,513	244.5%	1966.8%

Administrative Expenses	(6,060,281)	(4,261,402)	(3,013,842)	42.2%	41.4%

Income from Financial Transactions	1,863,135	783,611	477,467	137.8%	64.1%

Miscellaneous Income	429,884	367,165	190,005	17.1%	93.2%
Miscellaneous Losses	(458,946)	(213,427)	(91,761)	115.0%	132.6%
Miscellaneous Income / (Loss), Net	(29,062)	153,738	98,244	(118.9)%	56.5%

Non-controlling Interest Result	(22,166)	(16,079)	(13,707)	37.9%	17.3%
Income before income tax	1,811,907	921,270	562,004	96.7%	63.9%
Income Tax	(500,603)	(247,161)	(199,084)	102.5%	24.1%
Net income	1,311,304	674,109	362,920	94.5%	85.7%
Return on Average Assets(3)	3.2%	2.5%	1.8%
Return on Average Shareholders’ Equity(4)	26.3%	32.2%	22.7%

(1)         Includes gains related to NDF hedging transactions, which totaled Ps.0 million, Ps. 228.2 million and Ps.0 as of December 31, 2016, 2015 and 2014,  respectively.

(2)         Includes expenses related to NDF hedging transactions, which totaled Ps.39.0 million, Ps.0 and Ps.96.2 million as of December 31, 2016, 2015 and 2014, respectively.

(3)         Net income, divided by average assets, calculated on a daily basis.

(4)         Net income, divided by average shareholder equity, calculated on a daily basis.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2016		2015		2014
	Average Balance	Rate	Average balance	Rate	Average balance	Rate
	(in thousands of Pesos, except rates)
Interest-Earning Assets

Investment Portfolio(1)	3,993,113	31.4%	2,562,300	26.3%	2,580,220	26.7%
Loans	26,248,876	33.7%	17,654,501	32.5%	12,451,211	31.3%
Other receivables from financial transactions(2)	694,063	31.5%	303,044	17.7%	130,051	20.4%
Interest-Bearing Liabilities
Checking and savings accounts	7,431,318	0.1%	4,903,695	0.1%	3,219,577	0.1%
Time deposits	12,452,742	24.7%	9,287,475	24.0%	7,419,655	21.6%
Borrowings from other financial institutions and unsubordinated negotiable obligations	2,550,226	29.1%	1,651,911	25.6%	1,171,248	25.6%
Subordinated loans and negotiable obligations	1,285,162	10.0%	800,088	10.2%	601,297	10.6%
Spread and Net Yield
Interest spread, nominal basis		16.8%		15.0%		14.6%
Net interest margin`		20.6%		18.1%		17.4%

(1)         Includes securities issued by our securitization trusts and held by us, instruments issued by the Central Bank (LEBACs and NOBACs) and other government and corporate securities.

(2)         Includes overnight deposits and unlisted corporate bonds.

Net income for 2016 amounted to Ps.1.3 billion, as compared to a net income of Ps.674.1 million in the previous year. ROAA and ROAE were 3.2% and 26.3%, respectively, for 2016, as compared to 2.5% and 32.2%, respectively, during 2015. For 2014, ROAA was 1.8% and ROAE was 22.7%. In 2016, ROAE reflected the temporary dilution that resulted from the capital raised in our IPO on May 19, 2016. Results in 2016 included a Ps.92.4 million net gain from the termination of the Supervielle Renta Inmobiliaria Financial Trust, while results in 2015 included a Ps. 228.2 million foreign exchange gain and the one-time gain from the sale of non-core properties in the Province of Mendoza. For an explanation of the termination of the Supervielle Renta Inmobiliaria Financial Trust and the related net gains, see “Item 4.D Property, Plants and Equipment.”

The following table sets forth net income by quarter for the four quarters in 2016 and 2015. In general, our net income in the second half of the year is higher than in the first half, mainly due to the seasonality of economic activity plus the effect of the monthly cumulative increase of our assets in nominal terms and the fact that the salary increases agreed upon between the Bank and the banking employees’ trade union during the second quarter are applied retroactively to the first quarter.  In 2016, the follow factors strengthened this effect: (i) an increase in net income due to the higher capital base resulting from the IPO and (ii) extraordinary gains from the termination of the Supervielle Renta Inmobiliaria Financial Trust in the fourth quarter of 2016. In 2015, the sale of properties not related to our core business in the Province of Mendoza, as well as gains from hedging transactions in the fourth quarter, strengthened this effect. Results for any period are not necessarily indicative of results for any other period and our results in the second half may not in all years be higher than those in the first half.

Quarter	Ps. (in millions)
First Quarter 2015	84.5
Second Quarter 2015	36.4
Third Quarter 2015	193.1
Fourth Quarter 2015	360.1
First Quarter 2016	174.7
Second Quarter 2016	167.9
Third Quarter 2016	436.4
Fourth Quarter 2016	532.3

2016 Compared to 2015

During 2016, net income amounted to Ps.1.3 billion, a Ps.637.2 million increase compared to net income of Ps.674.1 million in 2015.

The main factors explaining the increase were:

•                  a Ps.2.6 billion increase in gross financial margin, to Ps.5.9 billion from Ps.3.4 billion,

•                  a Ps.389.6 million increase in net services fee income, to Ps.2.4 billion from Ps.2.1 billion, and

•                  a Ps.430.2 million increase in income from insurance activities, to Ps.606.1 million from Ps.175.9 million.

These factors were partially offset by:

•                  a Ps.1.8 billion increase in administrative expenses, to Ps.6.1 billion from Ps.4.3 billion,

•                  a Ps.513.8 million increase in loan loss provisions to Ps.1,1 billion from Ps.543.8 million,

•                  a Ps.253.4 million increase in income tax, to Ps.500.6 million from Ps.247.2 million, and

•                  A Ps.29.1 million loss in other income, compared to other net gains of Ps.153.7 million in 2015.

2015 Compared to 2014

During 2015, net income amounted to Ps.674.1 million, a Ps.311.2 million increase compared to net income of Ps.362.9 million in 2014.

The main factors explaining the increase were:

•                  a Ps.1.1 billion increase in gross financial margin, to Ps.3.4 billion from Ps.2.3 billion,

•                  a Ps.504.7 million increase in net services fee income, to Ps.2.1 billion from Ps.1.6 billion,

•                  a Ps.167.4 million increase in income from insurance activities, to Ps.175.9 million from Ps.8.5 million, and

•                  a Ps.55.5 million increase in miscellaneous net income to Ps.153.7 million from Ps.98.2 million, mainly due to a one-time Ps.85.9 million gain from the sale of properties not related to our core business in the Province of Mendoza.

These factors were partially offset by:

•                  a Ps.1.2 billion increase in administrative expenses, to Ps.4.3 billion from Ps.3.0 billion,

•                  a Ps.187.3 million increase in loan loss provisions to Ps.543.8 million from Ps.356.5 million and

•                  a Ps.48.1 million increase in income tax, to Ps.247.1 million from Ps.199.1 million.

Financial Income

Our financial income was comprised of the following:

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in thousands of Pesos)			(in percentages)
Interest on loans to the financial sector	73,754	9,173	8,556	704.0%	7.2%
Interest on overdrafts	996,570	594,315	341,500	67.7%	74.0%
Interest on promissory notes	1,087,323	838,464	831,484	29.7%	0.8%
Interest on mortgage loans	8,998	10,014	14,029	(10.1)%	(28.6)%
Interest on automobile and other secured loans	17,271	32,678	51,751	(47.1)%	(36.9)%
Interest on personal loans	3,631,979	2,144,410	1,356,786	69.4%	58.1%
Interest on corporate unsecured loans	819,097	561,635	348,323	45.8%	61.2%
Interest on credit cards loans	1,733,606	1,289,386	814,400	34.5%	58.3%
Interest on foreign trade loans and U.S. dollar loans	130,047	42,975	36,608	202.6%	17.4%
Interest on leases	359,588	207,411	94,118	73.4%	120.4%
Interest on other receivables from financial transactions	218,942	56,762	26,504	285.7%	114.2%
Income from government and corporate securities(1)	157,396	131,058	161,152	20.1%	(18.7)%
Income from participation in our securitization trusts(2)	362,242	282,553	328,312	28.2%	(13.9)%
Income from securities issued by the Central Bank(1)	734,096	257,274	198,585	185.3%	29.6%
Exchange rate differences of gold and foreign currency(3)	367,436	44,735	105,391	721.4%	(57.6)%
Other(4)	96,234	238,901	33,853	(59.7)%	605.7%
Total	10,794,579	6,741,744	4,751,352	60.1%	41.9%

(1)         Includes interest and variations in fair value.

(2)         Includes interest on and changes in the fair value of senior and subordinated bonds issued by our securitization trusts and held by us, as well as variations in the book value of participation certificates issued by such trusts. Income derived from participation certificates (but not from senior and subordinated bonds) is not subject to income tax, which is deducted at the financial trusts’ level. Allowances for loan losses are also maintained at the trust level following Central Bank regulations.

(3)         Includes exchange rate differences, both from foreign currency trading and from the net holdings of assets and liabilities.

(4)         Includes gains related to NDF hedging transactions, which totaled Ps.0 million, Ps.228.2 million and Ps.0 as of December 31, 2016, 2015 and 2014 respectively.

The following table sets forth our yields on interest-earning assets:

	Year ended December 31,
	2016		2015		2014
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Interest-Earning Assets
Investment Portfolio
Government and corporate securities	763,096	20.6%	504,119	26.5%	455,481	35.4%
Participation in our securitization trusts	1,277,081	28.4%	1,348,974	21.0%	1,423,895	23.1%
Securities issued by the Central Bank	1,952,936	37.6%	709,207	36.3%	700,844	28.3%
Total Investment Portfolio	3,993,113	31.4%	2,562,300	26.3%	2,580,220	26.7%
Loans
Loans to the financial sector	240,611	30.7%	28,977	31.7%	8,784	97.4%
Overdrafts	2,509,796	39.7%	1,638,881	36.3%	1,020,640	33.5%
Promissory notes(1)	3,837,761	28.3%	3,177,646	26.4%	2,910,159	28.6%
Mortgage loans	40,766	22.1%	59,344	16.9%	74,322	18.9%
Automobile and other secured loans	78,980	21.9%	133,740	24.4%	191,098	27.1%
Personal loans	7,884,433	46.1%	5,170,131	41.5%	3,287,127	41.3%
Corporate unsecured loans	2,418,252	33.9%	1,769,763	31.7%	1,111,391	31.3%
Credit cards loans	5,544,763	31.3%	4,193,038	30.8%	2,659,876	30.6%
Receivables from financial leases	1,317,689	27.3%	837,151	24.8%	554,669	17.0%

Total Loans excl. Foreign trade and U.S. dollar loans	23,873,051	36.6%	17,008,672	33.4%	11,818,066	32.7%
Foreign Trade Loans and U.S. dollar loans	2,375,825	5.5%	645,829	6.7%	633,145	5.8%
Total Loans	26,248,876	33.7%	17,654,501	32.5%	12,451,211	31.3%
Other receivables from financial transactions	694,063	31.5%	303,044	17.7%	130,051	20.4%
Total Interest-Earning Assets	30,936,051	33.4%	20,519,845	31.5%	15,161,482	30.4%

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Our financial income includes net income derived from our participation in financial trusts created in connection with our securitization transactions.

From time to time, each of the Bank and CCF and prior to 2013, Tarjeta as well transfer portions of their loan portfolio, mainly personal loans, to special purpose financial trusts that fund the purchase of these loans by issuing securities, most of which are sold to third parties, thereby creating an additional source of funding for operations. Before the IPO, loan securitization was part of our self-funded strategy.  However, since the IPO we have reduced substantially the securitization made by the Bank, although we continued to follow this strategy at CCF.

In the case of the securitization transactions carried out by the Bank and CCF, the trustee typically issues senior bonds, subordinated bonds and participation certificates (equivalent to equity), and the Bank places these bonds in the Argentine capital markets.  Generally, the Bank and CCF, as settlors of the trust, retain the balance of the subordinated bonds and the participation certificates that are not purchased by investors, as well as some senior bonds. The Bank and CCF generally retain servicing rights with respect to the loan portfolio transferred to the financial trusts. The payment obligations of these securities are secured by the trust assets consisting of the portfolio of the loans transferred and any reserved fund established by the Bank or CCF for such purpose. We have no exposure to such trusts beyond the senior and subordinated debt and the participation certificates that we hold.

For more information regarding our securitization transactions see “Item 5.B Liquidity and Capital Resources—Funding—Securitization Transactions.”

2016 Compared to 2015

Financial income in 2016 totaled Ps.10.8 billion, a 60.1% increase from the Ps. 6.7 billion recorded in 2015. This increase was primarily the result of an increase in the average balance of our interest-earning assets due to the deployment of the capital raised in the IPO in May 2016, an increase of 195 basis points in the average yields of such assets after  the removal by the Central Bank authorities in mid-December 2015 of interest rates caps and floors that had been in place during 2015 and the net gain on the termination of the Supervielle Renta Inmobiliaria Financial Trust.  For an explanation of the termination of the Supervielle Renta Inmobiliaria Financial Trust and the related net gains, see “Item 4.D Property, Plants and Equipment.”

The average balance of interest-earning assets totaled Ps.30.9 billion in 2016, representing a 50.8% increase from Ps. 20.5 billion in 2015. This increase was mainly a result of (i) a 40.4% increase in the average balance of our total loan portfolio (excluding our foreign trade and U.S. dollar loan portfolio) to Ps.23.9 billion in 2016, from Ps.17.0 billion in 2015, (ii) a 267.9% increase in the average balance of our foreign trade and U.S. dollar loan portfolio to Ps.2.4 billion in 2016, from Ps.645.8 million in 2015 and (iii) a 55.8% increase in the average balance of our total investment portfolio increasing to Ps.4.0 billion in 2016 from Ps.2.6 billion in 2015.

The increase in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) was mainly explained by: (i) a 52.6% increase in the average balance of personal loans (compared to a 34% increase of those loans  registered by the Argentine financial system), (ii) a 32.2% increase in the average balance of credit card loans, (iii) a 36.6% increase in the average balance of corporate unsecured loans, (iv) a 53.1% increase in the average balance of  overdrafts  (compared to a 26.5% increase registered by the Argentine financial system) and (v) a 57.4% increase in the average balance of receivables from financial leases.

The 267.9% increase in the average balance of foreign trade loans and U.S. dollar loans reflects the growth achieved in our Corporate Segment portfolio since the IPO.

The 55.8% increase in the average balance of our total investment portfolio was primarily due to a 175.4% increase in the average balance of our holdings of Central Bank securities due to the investment of a portion of the IPO proceeds, and a 51.4% increase in the average balance of our holdings of government and corporate securities, which represent 2% of our total average interest earning assets.

The 52.6% increase in the average balance of personal loans in 2016 was driven by growth both in the Consumer Finance Segment and in the Retail Segment and reflects a lower level of contribution of these loans to securitization trusts in 2016 compared to 2015. Had the pace of securitization remained even, the increase in the average balance of personal loans in 2016 would have been approximately 27.0%. This 27.0% is lower than the estimated 34% average increase  recorded by Argentine financial system in the same period.

The average yield on interest-earning assets was 33.4% in 2016, a 195 basis point increase from 31.5% in 2015. The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) increased to 36.6% in 2016 from 33.4% in 2015, reflecting an increase in the average interest rate on personal loans and overdrafts, and a higher incidence of personal loans and overdrafts in our loan portfolio, which bear a higher interest rate than other assets in the average portfolio.

The average nominal rate on our investment portfolio (which includes our income from participations in our securitization trusts) increased to 31.4% in 2016 from 26.3% in 2015, primarily due to an  increase in the average nominal rate on participations in our securitization trusts and further impacted by the net gain on the termination of the Supervielle Renta Inmobiliaria Financial Trust. For an explanation of the termination of the Supervielle Renta Inmobiliaria Financial Trust and the related net gains, see “Item 4.D Property, Plants and Equipment.”

Financial income for 2016 includes a Ps.367.4 million gain from exchange rate differences of gold and foreign currency, compared to a gain of Ps.44.7 million from such exchange rate differences in 2015 (excluding gains related to NDF hedging transactions).

Other financial income decreased by 59.7% to Ps. 96.2 million in 2016 from Ps. 238.9 million in 2015, as the 2015 results included particular hedging transactions of Ps. 228.2 million, entered into to protect our capital against an expected devaluation of the Peso in the fourth quarter of 2015, which materialized in December 2015.

2015 Compared to 2014

Financial income in 2015 totaled Ps.6.7 billion, a 41.9% increase from the Ps.4.8 billion recorded in 2014. This increase was primarily the result of an increase in the average balance of our interest-earning assets and an increase of 105 basis points in the average yields of such assets.

The average balance of interest-earning assets totaled Ps.20.5 billion in 2015, representing a 35.3% increase from Ps.15.2 billion in 2014. This increase was mainly a result of a 41.8% increase in the average balance of our total loan portfolio to Ps.17.7 billion in 2015, from Ps.12.5 billion in 2014, which was partially offset by a 0.7% decrease in the average balance of our total investment portfolio, slightly decreasing to Ps.2,562 million in 2015 from Ps.2,580 million in 2014.

The increase in the average balance of our total loan portfolio was mainly explained by:  (i) a 57.3% increase in the average balance of personal loans (compared to a 27.7% increase of those loans registered by the Argentine financial system), (ii) a 57.6% increase in the average balance of credit card loans (compared to a 48% increase of those loans registered in the Argentine financial system), (iii) a 59.2% increase in the average balance of corporate unsecured loans, (iv) a 60.6% increase in the average balance of overdrafts (compared to a 24.6% increase registered by the Argentine financial system) and (v) a 9.2% increase in the average balance of promissory notes.

The slight decrease in the average balance of our total investment portfolio was primarily due to a 5.3% decrease in the average balance of our participations in our securitization trusts, which represent 6.6% of our total average interest earning assets, which was partially offset by (i) a 10.7% increase in the average balance of our holdings of government and corporate securities, which represent 2.5% of our total average interest earning assets and (ii) a 1.2% increase in the average balance of our holdings of Central Bank securities.

The 57.3% increase in the average balance of personal loans in 2015 reflects a lower level of contribution of these loans to securitization trusts in 2015 compared to 2014. Had the pace of securitization remained even, the increase in the average balance of personal loans in 2015 would have been approximately 34%. This 34% is higher than the estimated 27.7% average increase recorded by the Argentine financial system in the same period.

The average yield on interest-earning assets was 31.5% in 2015, a 105 basis point increase from 30.4% in 2014. The average interest rate on total loans increased to 32.5% in 2015 from 31.3% in 2014, reflecting an increase in the average interest rate on overdrafts and corporate unsecured loans, and a higher incidence of personal loans in our loan portfolio, which bear a higher interest rate than other assets in the average portfolio.

The average nominal rate on our investment portfolio (which includes our income from participations in our securitization trusts) increased slightly to 26.3% in 2015 from 26.7% in 2014, primarily due to an increase in the average nominal rate on securities issued by the Central Bank, which was partially offset by decreases in the average nominal rate on participations in our securitization trusts and in government and corporate securities.

Financial income for 2015 includes a Ps.44.7 million gain from exchange rate differences of gold and foreign currency, compared to a gain of Ps.105.4 million from such exchange rate differences in 2014 (excluding gains related to NDF hedging transactions).

Other financial income in 2015 includes results related to hedging transactions entered into to protect our capital against an expected devaluation of the Peso in the fourth quarter of 2015, which materialized in December 2015, resulting in a Ps.228.2 million gain, improving from a Ps.96.2 million loss in hedging transactions in 2014.

Financial Expenses

Our financial expenses were composed of the following:

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in thousands of Pesos)			(in percentages)

Interest on checking and savings accounts	4,639	4,830	3,142	(4.0)%	53.7%
Interest on time deposits	3,070,848	2,224,748	1,600,631	38.0%	39.0%
Interest on other liabilities from financial transactions	359,126	266,760	187,796	34.6%	42.0%
Interest on financing from the financial sector	382,588	156,915	112,078	143.8%	40.0%
Interest on subordinated loans and negotiable obligations	128,027	81,282	63,961	57.5%	27.1%
Other(1)	921,297	651,515	496,918	41.4%	31.1%
Total	4,866,525	3,386,050	2,464,526	43.7%	37.4%

(1)         Includes (i) mainly turnover tax, payments to the deposit guarantee fund and net results derived from NDF hedging transactions and (ii) expenses related to NDF hedging transactions, which totaled Ps.39.0 million, Ps.0 and Ps.96.2 million as of December 31, 2016, 2015 and 2014.

The following table shows our cost of funds:

	Year ended December 31,
	2016		2015		2014
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Interest-bearing liabilities
Time Deposits	12,452,742	24.7%	9,287,475	24.0%	7,419,655	21.6%
Ps. Time Deposits	11,646,092	26.3%	8,950,016	24.8%	7,108,909	22.5%
Fx Time Deposits	806,650	1.3%	337,459	0.8%	310,746	0.7%
Borrowings from other financial institutions and unsubordinated negotiable obligations	2,550,226	29.1%	1,651,911	25.6%	1,171,248	25.6%
Subordinated loans and negotiable obligations	1,285,162	10.0%	800,088	10.2%	601,297	10.6%
Total interest-bearing liabilities	16,288,130	24.2%	11,739,473	23.3%	9,192,200	21.4%
Low & Non-Interest Bearing Deposits
Special Checking and Savings Accounts	7,431,318	0.1%	4,903,695	0.1%	3,219,577	0.1%
Ps. Special Checking and Savings Accounts	6,192,384	0.1%	4,616,801	0.1%	3,043,130	0.1%
Fx Special Checking and Savings Accounts	1,238,934	0.1%	286,894	0.1%	176,447	0.1%
Checking Accounts	7,143,382		4,866,728		3,506,463
Ps. Checking Accounts	6,541,618		4,766,900		3,424,790
Fx Checking Accounts	601,764		99,828		81,673
Total low & non interest-bearing deposits	14,574,700		9,770,423		6,726,040
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	30,862,830	12.8%	21,509,896	12.7%	15,918,240	12.4%

The following table sets forth interest bearing deposits by denomination:

	Year ended December 31,
	2016			2015			2014
	Average Balance	Interest (Paid)	Average Nominal Rate	Average Balance	Interest (Paid)	Average Nominal Rate	Average Balance	Interest (Paid)	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Checking and savings accounts
Pesos	6,192,384	(3,899)	0.1%	4,616,801	(4,556)	0.1%	3,043,130	(2,975)	0.1%
Dollars	1,238,934	(740)	0.1%	286,894	(274)	0.1%	176,447	(167)	0.1%
Total	7,431,318	(4,639)	0.1%	4,903,695	(4,830)	0.1%	3,219,577	(3,142)	0.1%
Time deposits
Pesos	11,646,092	(3,060,566)	26.4%	8,950,016	(2,221,941)	24.8%	7,108,909	(1,598,519)	22.5%
Dollars	806,650	(10,282)	1.3%	337,459	(2,807)	0.8%	310,746	(2,112)	0.7%
Total	12,452,742	(3,070,848)	24.7%	9,287,475	(2,224,748)	24.0%	7,419,655	(1,600,631)	21.6%
Total by currency
Pesos	17,838,476	(3,064,465)	17.2%	13,566,817	(2,226,497)	16.4%	10,152,039	(1,601,494)	15.8%
Dollars	2,045,584	(11,022)	0.5%	624,353	(3,081)	0.5%	487,193	(2,279)	0.5%

Total Deposits	19,884,060	(3,075,487)	15.5%	14,191,170	(2,229,578)	15.7%	10,639,232	(1,603,773)	15.1%

2016 Compared to 2015

Financial expenses for 2016 totaled Ps.4.9 billion, a 43.7% increase from Ps.3.4 billion for 2015. This increase was attributable to a 43.5% increase in the average balance of interest-bearing liabilities and low or non-interest bearing deposits, (including a 49.2% increase in low cost savings accounts and non-interest bearing checking accounts) and a 10 basis points increase in the average nominal rates of total interest-bearing liabilities and low or non-interest bearing deposits.

Other financial expenses in 2016 totaled Ps.921.3 million, compared to Ps.651.5 million in 2015. This increase was mainly due to an increase in turnover tax to Ps.698.5 million in 2016 from Ps.431.9 million in 2015, and increase on premium on forward transactions to Ps. 124.7 million from Ps. 36.5 million. These increases were partially offset by a decrease in monthly payments to the deposit guarantee fund from 0.060% to 0.015% of the monthly average of the daily deposits balance to Ps.87.6 million, compared to Ps.180.7 million in 2015, pursuant to Communication “A” 5943.

Average balance of interest-bearing liabilities and low or non-interest bearing deposits totaled Ps. 30.9 billion, compared to Ps.21.5 billion in 2015. This increase was mainly due to:  (i) a 49.2% increase in the average balance of low and non-interest bearing deposits to Ps.14.6 billion from Ps.9.8 billion, (ii) a 34.1% increase in the average balance of time deposits (primarily Peso-denominated time deposits), to Ps.12.5 billion from Ps.9.3 billion (the average balance of Ps. time deposits increased by 30.1% to Ps.11.6 billion and the average balance of U.S. dollar time deposits increased by 139.0% to Ps.806.7 million) (iii) a 54.4% increase in borrowings from other financial institutions and the issuance of unsubordinated negotiable obligations to Ps.2.6 billion from Ps.1.7 billion. The increases in low or non-interest bearing deposits together with lower increases in time deposits, reflects our ability to reduce certain high-interest bearing liabilities through the utilization of the IPO proceeds.

Out of our total average interest-bearing deposits of Ps.19.9 billion for 2016, Ps.2.0 billion were U.S. dollar-denominated deposits and Ps.17.8 billion were Peso-denominated, compared to Ps. 624.4 million and Ps.13.6 billion, respectively, in 2015.

Out of our total average non interest-bearing deposits of Ps.7.1 billion for 2016, Ps.601.8 million were U.S. dollar-denominated deposits and Ps.6.5 billion were Peso-denominated, compared to Ps. 99.8 million and Ps.4.8 billion respectively in 2015.

The average rate paid on interest-bearing liabilities and low or non-interest bearing deposits was 12.8%, 10 basis points above the 12.7% average rate for 2015. Peso-denominated time deposits accrued interest at an average rate of 26.3%, 155 basis points above the 24.8% average interest rate accrued in 2015, which is consistent with the increase in the average Badlar rate during 2016.   U.S. dollar-denominated time deposits accrued interest at an average rate of 1.3%, 44 basis points above the 0.8% average interest rate accrued in 2015. Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2016 was Ps.2.6 billion, compared to Ps.1.7 billion in 2015. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations increased 340 basis points to 29.1% from 25.6% in 2015.  This was partially offset by a 49.2% increase in the average balance of low or non-interest bearing deposits.

Our average balance of subordinated loans and subordinated negotiable obligations in 2016 was Ps.1.3 billion, compared to Ps.800.1 million in 2015. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar linked) was 10.0% and 10.2% for 2016 and 2015, respectively.

2015 Compared to 2014

Financial expenses for 2015 totaled Ps.3.4 billion, a 37.4% increase from Ps.2.5 billion for 2014. This increase was attributable to a 35.1% increase in the average balance of interest-bearing liabilities and low or non-interest bearing deposits, (including a 45.3% increase in low cost savings accounts and non-interest bearing checking accounts) and a 30 basis points increase in the average nominal rates of total bearing liabilities and low or non-interest bearing deposits.

Other financial expenses in 2015 totaled Ps.651.5 million, compared to Ps.496.9 million in 2014. This increase was mainly due to an increase in monthly payments to the deposit guarantee fund from 0.015% to 0.060% of the monthly average of the daily deposits balance to Ps.180.7 million, compared to Ps.59.2 million in 2014, pursuant to Communication “A” 5659, and an increase in turnover tax to Ps.431.9 million in 2015 from Ps.303.3 million in 2014. Since April 7, 2016, the monthly payment amount was decreased to 0.015% pursuant to Communication “A” 5943.

Average balance of interest-bearing liabilities and low or non-interest bearing deposits totaled Ps. 21.5 billion, compared to Ps.15.9 billion in 2014. This increase was mainly due to:  (i) a 45.3% increase in the average balance of low and non-interest bearing deposits to Ps.9.8 billion from Ps.6.7 billion in 2014, (ii) a 25.2% increase in the average balance of time deposits (primarily Peso-denominated time deposits), to Ps.9.3 billion from Ps.7.4 billion in 2014 (iii) a 41.0% increase in borrowings from other financial institutions and the issuance of unsubordinated negotiable obligations to Ps.1.7 billion from Ps.1.2 billion in 2014. The increase in checking and savings accounts also reflects increased cash management activity from our customers and better cash management products that incentivized our customers to maintain accounts with us.

Out of our total average interest-bearing deposits of Ps.14.2 billion for 2015, Ps.624.4 million were U.S. dollar-denominated deposits and Ps.13.6 billion were Peso-denominated, compared to Ps.487.2 million and Ps.10.2 billion, respectively, in 2014.

Out of our total average non interest-bearing deposits of Ps.4.9 billion for 2016, Ps.99.8 million were U.S. dollar-denominated deposits and Ps.4.8 billion were Peso-denominated, compared to Ps. 81.7 million and Ps.3.4 billion respectively in 2014.

The average rate paid on interest-bearing liabilities and low or non-interest bearing deposits was 12.7%, 30 basis points above the 12.4% average rate for 2014.  Peso-denominated deposits accrued interest at an average rate of 24.8%, 234 basis points above the 22.5% average interest rate accrued in 2014 which is consistent with the increase in the average BADLAR rate during 2015.  U.S. dollar-denominated time deposits accrued interest at an average rate of 0.8%, 15 basis points above the 0.7% average interest rate accrued in 2014.

Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2015 was Ps.1.7 billion, compared to Ps.1.2 billion in 2014. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations remained stable at 25.6% in 2015 and 2014. This was partially offset by a 35.1% increase in the average balance of low or non-interest bearing deposits.

Our average balance of subordinated loans and subordinated negotiable obligations in 2015 was Ps.800.1 million, compared to Ps.601.3 million in 2014. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar linked) was 10.2% and 10.6% for 2015 and 2014, respectively.

Gross Financial Margin

2016 Compared to 2015

Gross financial margin for 2016 amounted to Ps.5.9 billion and the net interest margin was 20.6%, compared to Ps.3.4 billion and 18.1%, respectively, for 2015.

The improvement of gross financial margin for 2016 was mainly due to: (i) a 50.8% increase in the average balance of interest earning assets while average interest bearing liabilities including low or non-interest bearing deposits rose 42.5%, or Ps.9.4 billion (including a 49.2% increase or Ps.4.8 billion in low cost savings accounts and non-interest bearing checking accounts) and (ii) 195 basis points increase in the average interest rate earned on assets while interest paid on interest bearing liabilities and low or non-interest bearing deposits increased 10 basis points.

This performance is further explained by the following factors: (i) higher average volumes in the loan portfolio due to the deployment of the capital raised in IPO in May 2016, (ii) the removal by the Central Bank authorities in mid-December 2015 of interest rates caps and floors that had been in place during most of 2015, (iii) the replacement of certain high-interest bearing liabilities with IPO proceeds, (iv) a reduction commencing April 7, 2016, in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund from 0.06%, to 0.015% returning to the original monthly average of the daily deposits balance and (v) a Ps.128.1 million income from the termination of the Supervielle Renta Inmobiliaria Financial Trust. For an explanation of the termination of the Supervielle Renta Inmobiliaria Financial Trust and the related net gains, see “Item 4.D Property, Plants and Equipment.”  This was partially offset by (i) a significant rise in the BADLAR rate and the consequent increase in cost of funds, mainly for the consumer finance business, and (ii) higher regulatory reserve requirements set by the Central Bank in June 2016, up 3% for time deposits and 5% for current accounts.

2015 Compared to 2014

Gross financial margin for 2015 amounted to Ps.3.4 billion and the net interest margin was 18.1%, compared to Ps.2.3 billion and 17.4%, respectively, for 2014.

The improvement of gross financial margin for 2015 was mainly due to: (i) a 35.3% increase in the average balance of interest earning assets while average interest bearing liabilities including low or non-interest bearing deposits rose 35.1%, or Ps.5.6 billion (including a 45.3% increase or Ps.3.0 billion in low cost savings accounts and non-interest bearing checking accounts) and (ii) 110 basis points increase in the average interest rate earned on assets while interest paid on interest bearing liabilities and low or non-interest bearing deposits increased 30 basis points and (iii) a Ps.228.2 million gain attributable to NDF hedging transactions entered into prior to the devaluation of the Peso in December 2015, improving from the Ps.96.2 million loss in hedging transactions registered in financial expenses in 2014. The improvement of gross financial margin was partially offset by the impact of mandatory lending policies at lower rates and by regulatory pricing caps and floors.

The main increases in the average volume of our loan portfolio correspond to increases in the average volume of personal loans, credit cards, corporate unsecured loans and overdrafts.

Loan Loss Provisions

2016 Compared to 2015

Loan loss provisions totaled Ps.1.1 billion in 2016, a 94.5% increase compared to Ps.543.8 million in 2015, mainly due to the growth of the loan portfolio and the deterioration in asset quality experienced in the second quarter of 2016, mostly in our Consumer Finance Segment when the business was impacted by the challenging and volatile economy which resulted in a significant contraction of consumers’ disposable income. The increase in the allowance of loan losses due to this deterioration was partially offset by the increase in the Corporate loan portfolio which has lower delinquency rates. Allowances as a percentage of non performing loans decreased to 87.1% from 89.7% in the previous year. The NPL ratio decreased to 2.8% in 2016 from 3.2% in 2015 due to the growth of the Corporate Loan portfolio. In March 2016, the Bank changed its write-off policy, in the retail segment moving to write-off at 270 days delinquency from 360 days.

Asset quality in the consumer finance customers deteriorated in the second quarter of 2016 although our conservative credit scoring standards remained unchanged. This segment was impacted in that quarter by the challenging and volatile economy which significantly contracted consumers’ disposable income. The increases in public service tariff and in transportation fares caused a spike in inflation in April and May 2016, while Unions’ salary increase agreements were delayed towards the end of the quarter, which impacted consumers’ ability to pay their loan installments.

In an effort to mitigate the seasonal increase in delinquency rates in the first half of every year, which then tends to decline as salary bargaining agreements catch up with inflation, we quickly strengthened our collection practices and implemented preventive actions while maintaining our conservative credit scoring standards. As a result, lagged delinquency in 2016 began to decrease in July but remained at a higher level than the previous year.

2015 Compared to 2014

Loan loss provisions totaled Ps.543.8 million in 2015, a 52.5% increase compared to Ps.356.5 million in 2014, mainly due to an increase in the non-performing loan portfolio, an increase in allowances as a percentage of non-performing loans from 88.9% in 2014 to 89.7% in 2015, and a 41.8% increase in the average balance of our loan portfolio. The NPL ratio increased to 3.2% in 2015 from 3.0% in 2014.

The following tables show the changes in our loan loss provisions for the periods indicated:

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in thousands of Pesos)			(in percentages)
Balance at the beginning of the year	638,648	429,358	353,756	48.7%	21.4%
Provisions charged to income	1,057,637	543,844	356,509	94.5%	52.5%
Write-offs and reversals(1)	(776,077)	(334,554)	(280,907)	132.0%	19.1%
Other adjustments	—	—	—	0.0%	0.0%
Balance at the end of year	920,208	638,648	429,358	44.1%	48.7%
Percentage of provisions net of write-offs and reversals	1.1%	1.2%	0.6%

Provisions charged to income
Promissory notes(2)	58,557	2,228	33,143	2,528.2%	(93.3)%
Unsecured corporate loans	34,929	31,089	15,163	12.4%	105.0%
Overdrafts	67,737	27,392	17,752	147.3%	54.3%
Mortgage loans	2,348	58	219	3,948.3%	(73.5)%
Automobile and other secured loans	1,512	941	3,928	60.7%	(76.0)%
Personal loans	542,792	265,770	140,817	104.2%	88.7%
Credit cards loans	231,421	185,849	126,429	24.5%	47.0%
Foreign Trade Loans	67,737	1,820	4,497	3,621.8%	(59.5)%
Other financings	14,943	8,507	4,179	75.7%	103.6%
Other receivables from financial transactions	11,453	5,957	6,366	92.3%	(6.4)%
Receivables from financial leases	24,208	14,233	4,016	70.1%	254.4%
	1,057,637	543,844	356,509	94.5%	52.5%
Write-offs and reversals
Promissory notes	(40,049)	(6,858)	(18,328)	484.1%	(62.6)%
Unsecured corporate loans	(39,488)	(4,403)	(9,191)	796.8%	(52.1)%
Overdrafts	(32,948)	(10,895)	(9,721)	202.4%	12.1%

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in thousands of Pesos)			(in percentages)
Mortgage loans	—	(294)	(369)	(100.0)%	(20.3)%
Automobile and other secured loans	(2,636)	(2,608)	(4,293)	1.1%	(39.2)%
Personal loans	(372,784)	(186,248)	(142,797)	100.2%	30.4%
Credit cards loans	(254,072)	(108,206)	(79,733)	134.8%	35.7%
Foreign Trade Loans	—	—	(3,842)	0.0%	(100.0)%
Other financings	(14,393)	(3,852)	(2,857)	273.6%	34.8%
Other receivables from financial transactions	(7,291)	(5,234)	(5,558)	39.3%	(5.8)%
Receivables from financial leases	(12,416)	(5,956)	(4,218)	108.5%	41.2%
	(776,077)	(334,554)	(280,907)	132.0%	19.1%

(1)         Consists of decreases in the allowance for loan losses when the loan for which the allowance was created is no longer in our balance sheet because it has been written-off, or because it has been collected, in which case the allowance is reversed. Loans are always 100% provisioned before being written off. In March 2016, the Bank changed its write-off policy in the retail segment, moving to write-off at 270 days delinquency from 360 days.

(2)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Troubled debt restructured loans, which typically have a higher probability of delinquency, did not represent a significant share of our total loan portfolio and, therefore, did not have a material impact on our total allowances for loan losses in these periods.

Net Services Fee Income

Our net services fee income was comprised of:

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in thousands of Pesos)			(in percentages)
Income from
Deposit Accounts	925,300	683,888	532,789	35.3%	28.4%
Loan Related	151,331	125,625	120,038	20.5%	4.7%
Credit and Debit Cards	1,188,288	772,865	563,050	53.8%	37.3%
Insurances	234,573	399,790	248,290	(41.3)%	61.0%
Check Administration Commission	178,644	122,601	99,387	45.7%	23.4%
Safe Deposit Box	91,062	74,760	61,840	21.8%	20.9%
Receivables from financial leases	78,213	67,369	40,163	16.1%	67.7%
Financial agent for the Province of San Luis	49,888	72,839	50,765	(31.5)%	43.5%
Payments to retirees	27,892	25,572	21,611	9.1%	18.3%
Mutual funds management	139,941	80,234	54,844	74.4%	46.3%
Other(1)	462,384	410,165	370,043	12.7%	10.8%
Total income(2)	3,527,516	2,835,708	2,162,820	24.4%	31.1%
Expenses from
Commissions paid(3)	532,282	450,857	253,590	18.1%	77.8%
Turnover tax	274,927	129,857	149,929	111.7%	(13.4)%
Promotions related to credit cards	212,730	148,882	147,045	42.9%	1.2%
Exports and foreign currency transactions	11,782	9,016	8,223	30.7%	9.6%
Other	48,939	39,880	51,554	22.7%	(22.6)%
Total expenses(2)	1,080,660	778,492	610,341	38.8%	27.6%
Net services fee income	2,446,856	2,057,216	1,552,479	18.9%	32.5%

(1)   Includes fees related to securitization transactions, foreign trade and miscellaneous commissions, among others.

(2)         The insurance premiums and reserves recorded by our insurance company for the year ended December 31, 2014 are not included under services fee income and services fee expenses and are discussed below as a separate line item (“Income from insurance activities”). Had insurance premiums and insurance reserves been included in services fee income and services fee expense, respectively, the totals for these line items would have been Ps.2,173,237 and Ps.612,245 (in each case in thousands of Pesos), respectively, as shown in our financial statements included elsewhere in this annual report.

(3)         Includes marketing costs, ATM insurance and charges related to payment services and credit and debit cards, among others.

2016 Compared to 2015

Net services fee income totaled Ps.2.4 billion in 2016, a 18.9% increase compared to Ps.2.1 billion in 2015.

The increase in our services fee income was driven mainly by an increase in income from credit and debit cards and deposit account commissions and was partially offset by a decrease in insurance fees.

Service charges on deposit accounts are comprised principally of maintenance and transaction fees on checking and savings accounts. These fees increased to Ps.925.3 million in 2016 from Ps.683.9 million in 2015, as a result of the increase in the volume of checking accounts and savings accounts, bundling of products as well as an increase in fees charged per account, following the fees deregulation by the Central Bank.

Credit and debit card fees increased to Ps.1.2 billion in 2016 from Ps.772.9 million for 2015, mainly due to increased activity in the use of credit cards, as well as an increase in fee pricing. On March 21 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As a transition, a 20% increase in all banking charges was authorized starting June 1, 2016, and eliminated from September onwards.

Insurance fees decreased to Ps.234.6 million in 2016 from Ps.399.8 million in 2015, primarily as a result of the following regulatory changes introduced by the Central Bank:

•                  Central Bank Communication ‘‘A’’ 5795 issued on August 21, 2015 reinforcing regulations that prohibit financial institutions from charging fees and commissions related to insurance products that financial services customers purchase as accessories to financial services, regardless of whether it is a customer request or a condition set by the financial institution to access the financial service. As a result, since November 13, 2015, financial institutions may not receive remunerations or profits from such insurance products or receive remunerations or profits, directly or indirectly, from insurance companies with respect to such products.

•                  Central Bank resolution issued in March, 2016 and effective September 1, 2016, prohibiting financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, since September 1, 2016 Banco Supervielle and CCF self-insure these risks and no longer contract new credit related insurances.

Financial Agent fees charged to the Province of San Luis declined to Ps.49.9 million in 2016 from Ps. 72.8 in 2015. In the third quarter of 2016, Banco Supervielle relinquished its right to receive an “agency” fee from the Province of San Luis for any services rendered as financial agent of the Province commencing July 1, 2016.

Services fee expense increased 38.8%, to Ps.1.1 billion in 2016 from Ps.778.5 million in 2015, primarily due to higher commissions paid, an increase in expenses and promotions related to credit cards of the Bank and higher turnover taxes.

2015 Compared to 2014

Net services fee income totaled Ps.2.1 billion in 2015, a 32.5% increase compared to Ps.1.6 billion in 2014.

The increase in our services fee income was driven mainly by an increase in income from credit and debit cards, insurance fees and deposit account commissions.

Service charges on deposit accounts are comprised principally of maintenance and transaction fees on checking and savings accounts. These fees increased to Ps.683.9 million in 2015 from Ps.532.8 million in 2014, as a result of the increase in the volume of checking accounts and savings accounts, as well as an increase in fees charged per account.

Credit and debit card fees increased to Ps.772.9 million in 2015 from Ps.563.0 million for 2014, mainly due to increased activity in the use of credit cards, as well as an increase in fees charged per account.

Insurance fees increased to Ps.399.8 million in 2015 from Ps.248.3 million in 2014, primarily as a result of the increase in insurance fees related to the loan portfolio due to the growth of such portfolio. These fees are charged by the Bank and CCF to insurance companies (other than Supervielle Seguros) for the sale of insurance policies. Income from insurance activities carried out by Supervielle Seguros are shown in a separate line item and are not included in net services fee income.

Our loan-related fees increased to Ps.125.6 million for 2015 from Ps.120.0 million for 2014, driven by the limitations on charges and fees imposed by Central Bank Communication “A” 5460, which became effective as of September 30, 2013.

Other services income increased to Ps.410.2 million in 2015 from Ps.370.0 million in 2014, primarily due to securitization transactions and foreign trade.

Services fee expense increased 27.6%, to Ps.778.5 million in 2015 from Ps.610.3 million in 2014, primarily due to higher commissions paid, an increase in expenses and promotions related to credit cards of the Bank and higher turnover taxes.

Income from insurance activities

This line item includes insurance premiums, net of insurance reserves and production costs, from our insurance company’s operations. Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year end 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third party insurance company. However, due to the regulatory matters described in the “Net Service Fee Income” section, since September 1, 2016 both Banco Supervielle and CCF are self-insuring against these risks and no longer contract new credit related insurances.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Year ended December 31,			Change December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in thousands of Pesos, except percentages)

Personnel expenses	3,859,525	2,767,111	1,982,234	39.5%	39.6%
Directors’ and statutory auditors’ fees	73,894	59,475	29,668	24.2%	100.5%
Other professional fees(1)	286,507	186,586	116,267	53.6%	60.5%
Advertising and publicity	226,350	165,413	98,422	36.9%	68.1%
Taxes(2)	452,081	268,520	165,635	68.4%	62.1%
Depreciation of premises and equipment	81,558	56,637	43,308	44.0%	30.8%
Amortization of other intangibles	111,284	92,431	66,897	20.4%	38.2%
Other(3)	969,082	665,229	511,411	47.5%	30.1%
Total	6,060,281	4,261,402	3,013,842	42.2%	41.4%

(1)         Includes audit, legal and other professional services.

(2)         Includes tax on debits and credits, safety and hygiene tax and stamp tax.

(3)         Includes leases, security service expenses, maintenance, insurance, electricity, among others.

2016 Compared to 2015

In 2016, administrative expenses totaled Ps.6.1 billion, a 42.2% increase compared to Ps.4.3 billion recorded in 2015. This increase was primarily due to an increase in personnel expenses, which grew by 39.5% to Ps.3.9 billion in 2016 from Ps. 2.8 billion in 2015. This increase was mainly the result of the combination of (i) an increase in average salary of 33% for the Bank’s personnel, in line with the collective bargaining agreement between Argentine banks and the labor union and salary increases by our other subsidiaries during 2016, but with lower increases than the banking labor union, (ii) the payment of an extraordinary amount in December 2016 under the agreement reached between Argentine banks and the labor unions and the payment of higher performance bonuses in connection with higher loan origination.

The number of our employees increased to 4,982 in 2016 from 4,843 in 2015 due to the growth of our subsidiaries, mainly the Bank. See “Item 6. Directors, Senior Management and Employees—Employees—Compensation.”

Non-personnel administrative expenses amounted to Ps.2.2 billion in 2016, reflecting a 47.3% increase from the Ps.1.5 billion recorded in 2015.  This increase was mainly associated with an increase in taxes to Ps. 452 million in 2016 from Ps. 269 million in 2015, reflecting higher turnover tax and a one-time tax charge on the debit and credit account transfers on the IPO proceeds and an increase in other professional fees (including audit, legal and other professional fees) to Ps.286.5 million in 2016 from Ps.186.6 million in 2015.

Other expenses, including leases, security service expenses, maintenance, insurance and electricity, among others, amounted to Ps. 969 million in 2016 reflecting a 47.5% increase from the Ps. 665 million recorded in 2015.

2015 Compared to 2014

In 2015, administrative expenses totaled Ps.4.3 billion, a 41.4% increase compared to Ps.3.0 billion recorded in 2014. This increase was primarily due to an increase in personnel expenses, which grew by 39.6%, to Ps.2.8 billion in 2015 from Ps.2.0 billion in 2014. This increase was mainly the result of an increase in average salary of 29% for the Bank’s personnel, in line with the collective bargaining agreement between Argentine banks and the labor union, and also similar salary increases by our other subsidiaries during 2015. See “Item 6. Directors, Senior Management and Employees—Employees—Compensation.”

The number of our employees increased to 4,843 in 2015 from 4,579 in 2014 due to the growth of our subsidiaries, such as Supervielle Seguros and Espacio Cordial, and to respond to the significant increase in our senior citizen customer base.

Non-personnel administrative expenses amounted to Ps.1.5 billion in 2015, reflecting a 44.9% increase from the Ps.1.0 billion recorded in 2014. This increase was mainly associated with an increase in taxes to Ps.268.5 million in 2015 from Ps.165.6 million in 2014 and an increase in other professional fees (including audit, legal and other professional fees) to Ps.186.6 million in 2015 from Ps.116.3 million in 2014.

Other expenses, including leases, security service expenses, maintenance, insurance and electricity, among others, amounted to Ps.665.2 million in 2015, reflecting a 30.1% increase from the Ps.511.4 million recorded in 2014.

Miscellaneous Income/(Loss), Net

2016 Compared to 2015

We had miscellaneous loss, net of Ps.29.1 million for 2016, compared to other net gains of Ps.153.7 million in 2015. This decrease was mainly due to higher charges derived from the agreement with the Social Security National Administration (ANSES) related to senior citizen payments and was partially offset by higher loan recovery and disaffected provisions. Additionally, Other Income included a non-recurring Ps.85.9 million gain from the sale of non-core properties in the Province of Mendoza.

2015 Compared to 2014

We had miscellaneous income, net of Ps.153.7 million for 2015, compared to Ps.98.2 million in 2014. The increase was mainly due to a Ps.85.9 million gain from the sale of properties not related to our core business in the Province of Mendoza. In addition, the revenues of Espacio Cordial and rent earned from our properties increased from

Ps.42.4 million and Ps.5.4 million in 2014 to Ps.73.4 million and Ps.24.9 million in 2015, respectively.  These increases were partially offset by an increase in 2015 in miscellaneous losses of Ps.74.8 million, derived from ANSES charges on senior citizen payments.

Income Tax

As of December 31, 2016, 2015 and 2014, the corporate income tax rate was 35% on taxable income. Central Bank regulations do not require the recognition of deferred tax assets and liabilities. Accordingly, the Bank and CCF recognize income taxes on the basis of amounts due for the period under Argentine tax regulations.

Income tax is charged at the rate of 35% at the level of each subsidiary. Accordingly, the Bank, CCF, Tarjeta and the rest of our subsidiaries pay income taxes on the taxable income they generate. On the other hand, Grupo Supervielle’s financial expenses incurred at the holding level create a tax loss carry-forward which can be applied only to Grupo Supervielle’s income tax payable over a period of five years. We currently expect not to have income tax payable at the holding company level between 2016 and 2019 in an amount equal to or higher than our tax loss carry-forward. Accordingly, we do not recognize a tax credit on our balance sheet. The accrual of financial expenses without a corresponding income tax deduction or credit increases the effective tax rate on a consolidated basis.

2016 Compared to 2015

The income tax charge for 2016 was Ps.500.6 million compared to Ps.247.2 million charged in 2015. The increase was due to higher pre-tax income, and the increase in the effective tax rate (which is equal to income tax charge divided by pre-tax income). This increase was mainly the result of having fewer financial trusts effective during 2016, which pay income tax at the trust level and reduce the income tax paid at the company level.

On December 14, 2016, the Bank acquired at market price, all of the properties from the Supervielle Renta Inmobiliaria Financial Trust, using their franchise value, for a total amount of Ps.329.8 million. Subsequently, the Supervielle Renta Inmobiliaria Financial Trust was terminated and the securities were paid back to its holders including the gain on sale of those properties as they were valued at historical acquisition cost.  As we had relevant holdings in the securities issued by the Supervielle Renta Inmobiliaria Financial Trust, we recognized a gain in income from our participation in securization trusts of Ps.137.7 million, a turnover tax of Ps.9.6 million in financial expenses and income tax of Ps.35.7 million.  For an explanation of the termination of the Supervielle Renta Inmobiliaria Financial Trust and the related net gains, see “Item 4.D Property, Plants and Equipment.”

2015 Compared to 2014

The income tax charge for 2015 was Ps.247.2 million compared to Ps.199.1 million charged in 2014. The increase was due to higher pre-tax income, which was partially offset by a decrease in the effective tax rate (which is equal to income tax charge divided by pre-tax income). This decrease was mainly due to a deferral of taxable income in 2015 (which reduced the income tax charge for 2015), compared to a deferral of tax deductions in 2014 (which increased the income tax charge for 2014 and reduced the income tax charge for 2015).

Argentine Banking GAAP and U.S. GAAP Reconciliation

Our audited consolidated financial statements are prepared in accordance with Argentine Banking GAAP, which differ in certain significant respects from U.S. GAAP. Note 35 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

The principal differences between Argentine Banking GAAP and U.S. GAAP as they relate to us, are the following:

•                        the accounting for loan origination fees and expenses;

•                        differences in the accounting of business combinations;

•                        the accounting for computer software obtained or developed for internal use;

•                        the accounting for loan loss reserves;

•                        the accounting for transfers of financial assets;

•                        the accounting for certain investments in marketable securities;

•                        the accounting for vacations;

•                        the accounting for derivative instruments;

•                        the accounting of customers loyalty programs;

•                        the accounting for deferred income taxes;

•                        the accounting of financial guarantees;

•                        the accounting of special termination arrangements;

•                        the accounting of credit card loans-imputed interest; and

•                        the effect on non-controlling interest of the foregoing reconciling items.

Net income under Argentine Banking GAAP for the years ended December 31, 2016 and 2015 was approximately Ps.1,311.3 million and Ps.674.1 million, respectively, as compared to net income of approximately Ps.1,016.6 million and Ps.630.9 million, respectively, under U.S. GAAP.

Shareholders’ equity under Argentine Banking GAAP as of December 31, 2016 and 2015 was Ps.6.9 billion and Ps.2.4 billion, respectively, as compared to Ps.6.3 billion and Ps.2.1 billion, respectively, under U.S. GAAP.

See Note 35 to our audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 for a discussion of these differences, the effect on our results of operations and financial position and certain other disclosures required under U.S. GAAP.

Results by Segments

Our results by segments for the years ended December 31, 2016, 2015 and 2014 are shown in Note 35.e) to our audited consolidated financial statements.

The table below sets forth information regarding the results of our Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance and Asset Management & Other Services business segments for the years ended December 31, 2016, 2015 and 2014.

	As of December 31, 2016
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	4,482,498	2,920,526	1,589,736	1,769,292	52,916	119,960	(140,349)	10,794,579
Financial expenses	(1,916,534)	(374,446)	(1,703,934)	(1,028,048)	(1,066)	(50,284)	207,787	(4,866,525)
Distribution of Income (Expenses) for Treasury Funds(1)	1,307,621	(1,918,789)	611,168	—	—	—	—	—
Gross financial margin	3,873,585	627,291	496,970	741,244	51,850	69,676	67,438	5,928,054
Services Fee Income	2,306,782	559,866	46,545	931,082	—	261,703	(578,462)	3,527,516
Services Fee Expenses	(996,626)	(63,472)	(9,113)	(433,721)	—	(1,150)	423,422	(1,080,660)
Net Service Fee Income	1,310,156	496,394	37,432	497,361	—	260,553	(155,040)	2,446,856
Income from Insurance Activities	—	—	—	—	476,349	—	129,794	606,143
Net Revenue	5,183,741	1,123,685	534,402	1,238,605	528,199	330,229	42,192	8,981,053
Loan Loss Provisions	(550,715)	(153,078)	(9,265)	(338,869)	—	(5,710)	—	(1,057,637)
Direct costs	(2,790,068)	(213,622)	(94,259)	(839,258)	(139,227)	(228,613)	8,840	(4,296,207)
Indirect costs	(1,188,127)	(399,202)	(176,745)	—	—	—	—	(1,764,074)
Income from financial transactions	654,831	357,783	254,133	60,478	388,972	95,906	51,032	1,863,135
Miscellaneous Income / (Expenses)	(130,372)	24,500	(2,973)	8,177	—	93,990	(22,384)	(29,062)
Non-controlling interests result	—	—	—	—	—	—	(22,166)	(22,166)
Income Before Income Tax	524,459	382,283	251,160	68,655	388,972	189,896	6,482	1,811,907
Income tax	(161,897)	(45,109)	(88,258)	(973)	(136,570)	(65,123)	(2,673)	(500,603)
Net income	362,562	337,174	162,902	67,682	252,402	124,773	3,809	1,311,304

(1)    These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

	As of December 31, 2015
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total
Financial income	2,917,135	1,906,335	693,726	1,050,944	22,840	71,084	79,680	6,741,744
Financial expenses	(1,514,611)	(350,635)	(921,029)	(529,309)	(320)	(30,609)	(39,537)	(3,386,050)
Distribution of Income (Expenses) for Treasury Funds(1)	664,487	(1,119,721)	455,234	—	—	—	—	—
Gross financial margin	2,067,011	435,979	227,931	521,635	22,520	40,475	40,143	3,355,694
Services Fee Income	1,953,001	391,853	23,891	573,838	—	126,596	(233,471)	2,835,708
Services Fee Expenses	(581,199)	(41,309)	(6,126)	(272,132)	—	(1,047)	123,321	(778,492)
Net Service Fee Income	1,371,802	350,544	17,765	301,706	—	125,549	(110,150)	2,057,216
Income from Insurance Activities	—	—	—	—	130,607	—	45,340	175,947
Net Revenue	3,438,813	786,523	245,696	823,341	153,127	166,024	(24,667)	5,588,857
Loan Loss Provisions	(299,135)	(72,108)	—	(166,326)	—	(6,275)	—	(543,844)
Direct costs	(2,076,291)	(158,438)	(57,676)	(638,493)	(68,183)	(141,958)	(84,853)	(3,056,186)
Indirect costs	(812,083)	(272,994)	(120,139)	—	—	—	—	(1,205,216)
Income from financial transactions	251,304	282,983	67,881	18,522	84,944	17,791	60,186	783,611
Miscellaneous Income / (Expenses)	12,610	73,601	5,117	47,893	91	75,023	(60,597)	153,738
Non-controlling interests result	—	—	—	—	—	—	(16,079)	(16,079)
Income Before Income Tax	263,914	356,584	72,998	66,415	85,035	92,814	(16,490)	921,270
Income tax	(42,137)	(68,139)	(21,711)	(6,734)	(30,953)	(33,285)	(44,202)	(247,161)
Net income	221,777	288,445	51,287	59,681	54,082	59,529	(60,692)	674,109

(1)    These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

	As of December 31, 2014
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments(2)	Consolidated Total

Financial income	1,937,182	1,423,849	670,323	730,752	3,632	39,926	(54,313)	4,751,352
Financial expenses	(927,079)	(234,065)	(791,792)	(368,079)	—	(20,275)	(123,237)	(2,464,526)
Distribution of Income (Expenses) for Treasury Funds(1)	547,579	(884,803)	337,225	—	—	—	—	—
Gross intermediation margin	1,557,682	304,981	215,756	362,674	3,632	19,651	(177,551)	2,286,826

	As of December 31, 2014
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments(2)	Consolidated Total
Services Fee Income	1,479,047	285,945	23,578	389,751	—	84,291	(99,792)	2,162,820
Services Fee Expenses	(454,645)	(32,373)	(9,044)	(181,917)	—	(734)	68,372	(610,341)
Net Service Fee Income	1,024,402	253,571	14,534	207,834	—	83,557	(31,419)	1,552,479
Income from Insurance Activities	—	—	—	—	7,172	—	1,342	8,513
Net Revenue	2,582,084	558,553	230,289	570,508	10,804	103,208	(207,628)	3,847,817
Loan Loss Provisions	(190,169)	(41,344)	(631)	(121,265)	—	(3,100)	—	(356,509)
Direct costs	(1,488,219)	(115,827)	(41,119)	(460,366)	(9,226)	(82,427)	59,167	(2,138,016)
Indirect costs	(591,563)	(198,798)	(85,465)	—	—	—	—	(875,826)
Income from financial transactions	312,133	202,584	103,075	(11,124)	1,578	17,681	(148,461)	477,465
Miscellaneous Income / (Expenses)	42,057	11,921	96	23,770	—	42,294	(21,891)	98,246
Non-controlling interests result	—	—	—	—	—	—	(13,708)	(13,708)
Income Before Income Tax	354,189	214,505	103,170	12,646	1,578	59,975	(184,060)	562,004
Income tax	(75,482)	(61,357)	(36,807)	46	765	(21,521)	(4,726)	(199,084)
Net income	278,707	153,147	66,363	12,692	2,343	38,454	(188,786)	362,920

(1)    These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

(2)    Includes financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements and the result of our decision to protect our capital against a continued devaluation of the Peso that ultimately did not materialize, as well as transactions between segments.

Below is a discussion of our results of operations by segments for the years ended December 31, 2016, 2015 and 2014.

Retail Banking

Net income attributable to the Retail Banking segment in 2016 was Ps.362.6 million, Ps.140.8 million or 63.5% higher than the Ps.221.8 million in 2015, which in turn was Ps.56.9 million or 20% lower than the Ps.278.7 million recorded in 2014.

Net revenues attributable to the Retail Banking segment in 2016 were Ps.5.2 billion, Ps.1.7 billion or 50.7% higher than the Ps.3.4 billion in 2015, which in turn was Ps.856.7 million or 33% higher than the Ps.2.6 billion recorded in 2014.

Gross financial margin attributed to the Retail Banking segment for 2016 was Ps.3.9 billion, a 87.4% or Ps.1.8 billion increase compared to Ps.2.1 billion in 2015, which in turn was 33% or Ps.509.3 million higher than the Ps.1.6 billion for 2014, as a consequence of the combination of increases in loan volumes and interest rates on personal and credit card loans, together with higher income on deposits from treasury funds.

Net services fee income amounted to Ps.1.3 billion in 2016, 4.5% lower than the Ps.1.4 billion in 2015, which in turn was 34% higher than the Ps.10 billion recorded in 2014.  The decrease in net services fee income in 2016 was driven by lower insurance fees following the regulatory changes introduced on August 21, 2015, and applicable since November 13, 2015, limiting the ability of financial institutions to receive remuneration from any insurance product that customers are obligated to purchase as a condition to access financial products and services. This offset the positive impact from the total elimination of prior authorization requirements to charge fees for new products and other fee increases starting September 2016.

Loan loss provisions amounted to Ps.550.7 million in 2016, Ps.251.6 million higher than the Ps.299.1 million in 2015, which in turn was Ps.109.0 million higher than the Ps.190.2 million for 2014. The increase in loan loss provisions in 2016 is mainly explained by the growth in the loan portfolio and an increase in the non-performing loan coverage ratio within this segment.

Direct costs increased 34.4% or Ps.713.8 million to Ps.2.8 billion in 2016, compared to Ps.2.1 billion in 2015, which was in turn 40% or Ps.588.1 million higher than 2014. The increase was due to higher personnel and operational expenses, as a consequence of vendors’ and unions’ adjustment of rates and salaries to inflation.

In 2016, the Retail Banking segment’s loan portfolio totaled approximately Ps.14.1 billion (US$891.8 million), or Ps.15.0 billion (US$943.5 billion) including the securitized loan portfolio. Retail loans posted an NPL ratio of 3.7% in 2016, improving from 4.0% in 2015. This was mainly driven by a decrease in the Credit Card NPL ratio to 3.7% in 2016 from 4.2% in 2015. In March 2016, Supervielle changed its write-off policy, moving to write-off at 270 days delinquency from 360 days.

In 2016, retail deposits amounted to Ps.26.0 billion (US$1.6 billion), a 64.9% increase from the Ps.15.8 billion in 2015. As a result of the importance of our sizeable deposit network franchise continued to represent a high portion of total deposits. In 2016, retail deposits represented 60% of total deposits compared to 54% in 2015.

As of December 31, 2016, the Bank maintained more than 1.8 million savings accounts and more than 63,000 checking accounts. In 2016, the Bank also serviced more than 637,000 product bundles for senior citizens, 150,000 Payroll accounts and more than 37,000 product bundled for high net worth customers.

Corporate Banking

Net income attributable to the Corporate Banking segment in 2016 was Ps.337.2 million, Ps.48.7 million higher than Ps.288.4 million in 2015, which in turn was Ps.135.3 million higher than the Ps.153.1 million recorded in 2014. In 2016, the growth in net income was a result of the increases in loan origination as a consequence of the deployment of the capital raised in the IPO and in net service fee income. This was partially offset by an increase in loan loss provisions reflecting regulatory provisions on loan origination, which are accounted for at loan inception, and an increase in administrative expenses.

Net revenues attributable to the Corporate Banking segment in 2016 were Ps.1.1 billion, 42.9% or Ps.337.2 million higher than Ps.786.5 million in 2015, which in turn was Ps.228.0 million or 41% higher than the Ps.558.6 million recorded in 2014.

Gross financial margin attributed to the Corporate Banking segment for 2016 was Ps.627.3 million, a 43.9% or Ps.191.3 million increase compared to Ps.436.0 million in 2015, which in turn was 43% or Ps.131.0 million higher than the Ps.305.0 million for 2014, reflecting higher loan volumes.

Net services fee income amounted to Ps.496.4 million in 2016, 41.6% higher than the Ps.350.5 million in 2015, which in turn was 38% higher than the Ps.253.6 million for 2014.  The increase in net services fee income in 2016 was driven by fees on check administration and receivables from financial leases. This was partially offset by lower income on deposits from treasury funds and higher cost of deposits.

Loan loss provisions amounted to Ps.153.1 million in 2016, 112.3% higher than the Ps.72.1 million recorded in 2015, which was in turn 74% higher than the Ps.41.3 million recorded in 2014. The increase in 2016 is mainly explained by an increase in the loan portfolio.

Direct costs increased 34.8% or Ps.55.2 million to Ps.213.6 million in 2016, compared to Ps.158.4 million in 2015, which in turn was 37% or Ps.42.6 million higher compared to Ps.115.8 million in 2014. The increase was due to higher personnel and operational expenses, as a consequence of the adjustment of rates by vendors and salaries, in line with private sector inflation estimates.

In 2016, the Corporate Banking segment’s loan portfolio (including Loans and Receivables from financial leasing) totaled approximately Ps.18.2 billion (US$1.1 billion) at December 31, 2016, or Ps.18.3 billion (US$1.2 billion) including the securitized loan portfolio. The Corporate portfolio NPL ratio was 0.2% in 2016 decreasing 60 bps from 0.8% in 2015.

The Corporate Banking segment’s total deposits in 2016 amounted to Ps.3.0 billion (US$185.7 billion), a 13.7% increase from Ps.2.6 billion as of December 31, 2015.

Treasury

Net income attributable to the Treasury segment in 2016 was Ps.162.9 million, Ps.111.6 million higher than the Ps.51.3 million recorded in 2015, which in turn was Ps.15.1 million lower than the Ps.66.4 million recorded in 2014.

Net revenues attributable to the Treasury segment in 2016 were Ps.534.4 million, Ps.288.7 million higher than the Ps.245.7 million recorded in 2015, which was in turn Ps.15.4 million higher than the Ps.230.3 million recorded in 2014.

Gross financial margin attributed to the Treasury segment for 2016 was Ps.497.0 million, a 118.0% or Ps.269.0 million increase compared to the Ps.227.9 million recorded in 2015, which in turn was a 6% or Ps.12.2 million increase compared to the Ps.215.8 million recorded in 2014.

Net services fee income amounted to Ps.37.4 million in 2016, 110.7% higher than the Ps.17.8 million in 2015, which in turn was 22% higher than the Ps.14.5 million for 2014.

Direct costs amounted to Ps.94.3 million in 2016, compared to Ps.57.7 million in 2015 and Ps.41.1 million in 2014

Consumer Financing

Net income attributable to the Consumer Financing segment in 2016 was Ps.67.7 million, Ps.8.0 million higher than Ps.59.7 million in 2015, which was in turn Ps.47.0 million higher than the Ps 12.7 million recorded in 2014.

Net revenues attributable to the Consumer Finance Segment in 2016 were Ps.1.2 billion, Ps.415.3 million higher than the Ps.823.3 million in 2015, which was in turn Ps.252.8 million higher than the Ps.570.5 million recorded in 2014.

Gross financial margin attributed to the Consumer Finance segment for 2016 was Ps.741.2 million, a 42.1% or Ps.219.3 million increase compared to Ps.521.6 million in 2015, which in turn was 44% or Ps.158.9 million higher than the Ps.362.7 million for 2014, due to overall loan growth and higher interest rates on the consumer finance portfolio.

Net services fee income amounted to Ps.497.4 million in 2016, 64.8% higher than the Ps.301.7 million in 2015, which in turn was 45% higher than the Ps.207.8 million recorded in 2014.

Loan loss provisions amounted to Ps.338.9 million in 2016, Ps.172.5 million higher than the Ps.166.3 million in 2015, which in turn was Ps.45.1 million higher than the Ps.121.3 million for 2014. The increase was mainly explained by the 72.1% growth in the total loan portfolio and the increase in the non-performing loan portfolio that occurred in the second quarter of 2016 when, while strict credit risk policies remained unchanged, lower consumer confidence and a weak economic environment following significant increases in utilities and public transportation fares negatively impacted consumers’ disposable income and their ability to pay their debt installments.

Direct costs increased 31.4% or Ps.200.8 million to Ps.839.3 million in 2016, compared to Ps.638.5 million in 2015, which in turn were 39% or Ps.178.1 million higher than the Ps.460.4 million recorded in 2014. The increase in 2016 was a result of higher operating costs due to inflation and an increase in salaries.

In 2016, the Consumer Financing segment’s loan portfolio totaled approximately Ps.4.6 million (US$289.7 billion) at December 31, 2016 (including the portfolio assigned to the Bank and the securitized loan portfolio).  The Consumer Finance Segment reported an NPL ratio of 10.7% in 2016 from 8.4% in 2015.

Insurance

Net income attributable to the insurance segment in 2016 was Ps.252.4 million, compared to Ps.54.1 million in 2015 and Ps.2.3 million in 2014.

Net revenues attributable to Supervielle Seguros in 2016 were Ps.528.2 million, compared to Ps.153.1 million and Ps.10.8 million recorded in 2015 and 2014, respectively. Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. However, since September 1, 2016 both Banco Supervielle and CCF are now self-insuring these risks and no longer contract new credit related insurances. We intend to continue to expand this business and launch new insurance products previously offered to our customers by other insurance companies.

Gross financial margin in 2016 was Ps.51.9 million, a 130.2% increase compared to the Ps.22.5 million recorded in 2015, which was in turn a 520% increase compared to the Ps.3.6 million recorded in 2014.

Income from insurance activities amounted to Ps.476.3 million in 2016, compared to the Ps.130.6 million recorded in 2015.

Direct costs were Ps.139.2 million in 2016, compared to Ps.68.2 million and Ps.9.2 million recorded in 2015 and 2014.

Asset Management & Other Services

Net income in 2016 was Ps.124.8 million, Ps.65.2 million higher than the Ps.59.5 million recorded in 2015, which was in turn Ps.21.1 million higher than the Ps.38.5 million recorded in 2014.

Net revenues attributable to Asset Management & Other Services segment in 2016 were Ps.330.2 million, Ps.164.2 million or 99% higher than Ps.166.0 million in 2015, mainly due to the increase in the net service fee income reflecting the successful cross-selling initiatives to leverage our compelling financial product offering both through the asset management business and the non-financial products and services sold by Espacio Cordial, and  the growth in gross intermediation margin mainly in the microfinance business. Net revenues of this segment in 2015 were Ps.166.0 million, Ps.62.8 million or 61% higher than the Ps.103.2 million recorded in 2014, mainly due to the expansion of Espacio Cordial, which increased the sale of non-financial products (primarily technology and home appliances), and an increase in mutual fund management fees generated by SAM.

Gross financial margin in 2016 was Ps.69.7 million, 72.1% or Ps.29.2 million higher than the Ps.40.5 million recorded in 2015, which was in turn 106% or Ps.20.8 million higher than the Ps.19.7 million gross financial margin recorded in 2014.

Net services fee income amounted to Ps.260.6 million in 2016, 107.5% higher than the Ps.125.6 million recorded in 2015, which was in turn 50% higher than the Ps.83.6 million recorded in 2014. The increase in services fee income was mainly driven by increased volume in mutual fund management and in Espacio Cordial fee income.

Direct costs increased 61.0% or Ps.86.7 million to Ps.228.6 million in 2016, compared to Ps.142.0 million in 2015, which in turn increased 72% or Ps.59.5 million compared to Ps.82.4 million in 2014. The increase in 2016 and 2015 was mainly due to inflation and an increase in salaries due to an increase in the number of employees. See “Item 4.B Business Overview.”

Adjustments

Financial expenses and other results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes, and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income. Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled gains of Ps.3.8 million in 2016, and losses of Ps.60.7 million and Ps.188.8 million in each of 2015 and 2014.

Financial income of Grupo Supervielle at the holding level in 2016 were higher than in 2015 mainly due to the investment of the funds retained at the holding level after the IPO in May 2016.

Financial expenses of Grupo Supervielle at the holding level in 2016 were lower than in 2015 mainly due to a significant decrease in the amount outstanding of debt.

Below we present a summary of items recorded by Grupo Supervielle at the holding level, as well as by Sofital, excluding inter-segment transactions, as of December 31, 2016 and 2015:

	As of December 31, 2016		As of December 31, 2015
	(in thousands of pesos)
	Grupo Supervielle	Sofital	Grupo Supervielle	Sofital
Financial income	188,345	399	49,174	55
Financial expenses	(129,642)	(69)	(155,709)	(19)
Gross financial margin	58,703	330	(106,535)	36

Services Fee Income	45,941	—	27,626	—
Net Service Fee Income	45,941	—	27,626	—

Net Revenue	104,644	330	(78,909)	36

Direct costs	(63,912)	(681)	(26,251)	(371)
Income from financial transactions	40,733	(351)	(105,160)	(335)

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%
	(in thousands of Pesos, except percentages)
Cash and due from banks	8,166,132	15.3%	6,808,591	20.6%	3,649,084	15.7%
Investment Portfolio
Government and corporate securities	945,991	1.8%	240,635	0.7%	272,372	1.2%
Participation in our securitization trusts	631,251	1.2%	1,371,889	4.2%	1,309,238	5.6%
Securities issued by the Central Bank	1,414,053	2.7%	691,246	2.1%	735,708	3.2%
Loans and financing portfolio	38,037,051	71.5%	22,293,826	67.5%	16,039,182	69.0%
Other assets (1)	4,011,564	7.5%	1,639,630	5.0%	1,235,610	5.3%
Total	53,206,042	100.0%	33,045,817	100.0%	23,241,194	100.0%

(1)         Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.53.2 billion total assets as of December 31, 2016, Ps.51.3 billion, equivalent to 96.4% of the total, corresponded to the Bank and CCF. As of December 31, 2016, our total direct exposure to the non-financial public sector amounted to Ps.1.1 billion. Our exposure to the non financial public sector is primarily composed of our holdings of government securities, which as of December 31, 2016 amounted to Ps.944.1 million.

Item 5.B                   Liquidity and Capital Resources

Our main source of liquidity is the Bank’s deposit base. The Bank, CCF and Tarjeta also securitize portions of their loan portfolios to generate liquidity for their operations. CCF also receives deposits and interbank calls and issues short-term debt securities in the Argentine capital markets for financing. Additionally, long-term financing and capital contributions enable us to cover most of our liquidity requirements.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2016, 2015 and 2014, which is also discussed in more detail below:

	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos)

Funds at the beginning of the financial year	7,616,502	4,046,180	2,786,733

Funds (used in) provided by Operating Activities	(294,347)	2,449,838	1,761,291
Government and corporate securities	(947,998)	744,287	97,819
Net increase in loans	(5,136,826)	(568,136)	(838,944)
Net increase in deposits	9,105,413	4,612,863	2,469,810
Net operating income from services	3,156,633	2,138,642	1,508,389
Administrative expenses	(5,340,482)	(3,608,264)	(2,650,606)
Other	(1,131,087)	(869,554)	1,174,823

Funds (used in) Investing Activities	(477,264)	(188,834)	(363,502)
Net payments in bank premises and equipment and miscellaneous assets	(458,733)	(184,545)	(362,735)
Payments for purchases of equity interests in other companies	(21)	—	(9)
Other	(18,510)	(4,289)	(758)

Funds provided (used in) by Financing Activities	2,387,086	870,687	(334,078)
Funds provided (used in) by unsubordinated negotiable obligations	371,069	638,722	(70,699)
Funds (used in) by subordinated negotiable obligations	(123,811)	(74,684)	(60,208)
Funds (used in) provided by banks and international entities	(1,116,049)	330,650	(102,104)
Capital increase	3,301,137	—	—
Payment of dividends	(25,503)	(7,385)	(8,343)
Other	(19,757)	(16,616)	(92,724)

Effect of exchange rate on cash and cash equivalents	456,577	438,631	195,736

Funds at the end of the financial year	9,688,554	7,616,502	4,046,180

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures for 2016.

Cash Flows from Operating Activities

2016 Compared to 2015

In 2016, operating activities used Ps.294.3 million of net cash, compared to Ps.2.5 billion of net cash provided in 2015. Net increase in loans was Ps.5.1 billion in 2016 compared to Ps.568.1 million in 2015. Net operating income from services increased to Ps.3.2 billion in 2016 from Ps.2.1 billion in 2015. Net increase in deposits increased to Ps.9.1 billion in 2016 from Ps.4.6 billion in 2015. Administrative expenses increased to Ps.5.3 billion in 2016 compared to Ps.3.6 billion in 2015 and our holding of marketable securities used Ps.948.0 million in 2016 from Ps.744.3 million provided in 2015.

2015 Compared to 2014

In 2015, operating activities provided Ps.2.5 billion of net cash, compared to Ps.1.8 billion of net cash provided in 2014. Net increase in loans was Ps.568.1 million in 2015 from Ps.838.9 million in 2014. Net operating income from services increased to Ps.2.1 billion in 2015 from Ps.1.5 billion in 2014. Net increase in deposits increased to Ps.4.6 billion in 2015 from Ps.2.5 billion in 2014. Administrative expenses increased to Ps.3.6 billion in 2015 compared to

Ps.2.7 billion in 2014 and our holding of marketable securities provided Ps.744.3 million in 2015 from Ps.97.8 million in 2014.

Cash Flows from Investing Activities

2016 Compared to 2015

In 2016, we used Ps.477.3 million of net cash in our investing activities, compared to Ps.188.8 million of net cash used in 2015. The increase in investment activities in 2016 is primarily explained by the increase in payments for bank premises, equipment and miscellaneous assets to Ps.458.7 million in 2016 (the Bank acquired at market price, all of the properties from the financial trust, given their franchise value, for a total amount of Ps.329.8 million), compared to the Ps.184.5 million in 2015 (including the acquisition for a total of Ps.165 million of four office units and parking spaces located at Avenida L. N. Alem 1035 and Ps.85.9 million from the sale of properties not related to our core business in the Province of Mendoza).

For an explanation of the acquisition of the properties from the financial trust and the subsequent cancellation of the trust, see “Item 4.D Property, Plants and Equipment.”

2015 Compared to 2014

In 2015, we used Ps.188.8 million of net cash in our investing activities, compared to Ps.363.5 million of net cash used in 2014. The decrease in investment activities in 2015 is primarily explained by the decrease in payments for bank premises, equipment and miscellaneous assets to Ps.184.5 million in 2015 (including the acquisition for a total of Ps.165 million of four office units and parking spaces located at Avenida L. N. Alem 1035 for a probable future reallocation of our staff and Ps.85.9 million from the sale of properties not related to our core business in the Province of Mendoza), compared to Ps.362.7 in 2014 (including the acquisition of eight office units and forty parking spaces located at San Martin 344 for a total of Ps.237 million).

Cash Flows from Financing Activities

2016 Compared to 2015

In 2016, net cash provided by financing activities totaled Ps.2.4 billion compared to Ps. 870.7 million of net cash provided for financing activities in 2015. In 2016, funds used to make payments on our unsubordinated negotiable obligations totaled Ps.371.1 million compared to Ps.638.7 million that were used for financing activities in 2015; we used Ps.123.8 million to make payments under subordinated negotiable obligations compared to Ps.74.7 million used for financing activities in 2015; and funds used by banks and international entities totaled Ps.1.1 billion compared to Ps.330.7 million provided in 2015.

2015 Compared to 2014

In 2015, net cash provided by financing activities totaled Ps.870.7 million compared to Ps.334.1 million of net cash used for financing activities in 2014. In 2015, funds used to make payments on our unsubordinated negotiable obligations totaled Ps.638.7 million compared to Ps.70.7 million that were used for financing activities in 2014; we used Ps.74.7 million to make payments under subordinated negotiable obligations compared to Ps.60.2 million used for financing activities in 2014; and funds provided by banks and international entities totaled Ps.330.7 million compared to Ps.102.1 million used in 2014.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(in thousands of Pesos)
From the non-financial public sector	2,587,253	1,182,559	1,441,506
% of deposits	7.2%	5.0%	8.5%
From the financial sector	9,326	250,981	150,817
% of deposits	0.0%	1.1%	0.9%
From the non-financial private sector and foreign residents
Checking accounts	4,361,405	3,042,376	2,622,055
% of deposits	12.1%	12.8%	15.5%
Savings accounts	13,205,937	7,753,696	5,352,593
% of deposits	36.8%	32.7%	31.7%
Time deposits	11,677,322	10,034,025	6,651,006
% of deposits	32.5%	42.3%	39.4%
Investment accounts	375,000	664,900	75,750
% of deposits	1.0%	2.8%	0.4%
Others	3,510,701	567,477	456,453
% of deposits	9.8%	2.4%	2.7%
Interest and differences in exchange rates payable	170,920	220,563	142,550
% of deposits	0.5%	0.9%	0.8%
Total	35,897,864	23,716,577	16,892,730

2016 Compared to 2015

Total deposits increased 51.4% in 2016 accompanying higher loan origination due to the capital deployment after the IPO. The Bank’s deposits from the non financial public sector increased 118.8%, to represent 7.2% of our total deposits as of December 31, 2016.

As a result of the importance of our sizeable deposit network franchise, retail deposits continued to represent a high portion of total deposits. As of December 31, 2016, retail deposits represented 60% of total deposits compared to 54% as of December 31, 2015.

Total deposits from the private sector increased 49.4% in 2016, above the 43.9% increase in deposits from the private sector in the Argentine financial system as a whole. Private sector deposits grew in savings accounts and time deposits, which increased 70.3% and 16.4%, respectively, in 2016.

The performance in private sector deposits was due to i) 179.2% increase in sight deposits denominated in U.S. dollars, mainly resulting from the first tranche of the Tax Amnesty Program which totaled the equivalent amount of Ps.2.7 billion as of December 2016, or near US$170 million, compared to Ps.90 million, or US$6 million as of September 2016, ii) 70.3%, or Ps.5.5 billion increase in savings accounts, iii) 43.4%, or Ps.1.3 billion in checking accounts, and iv) 16.4%, or Ps.1.6 billion in time deposits.

As of December 31, 2016, savings accounts denominated in Ps., which represent 78% of total savings accounts, increased 45.8% compared to 2015. The remaining 22% was represented by U.S. dollar denominated savings accounts, which increased 239.4%.

2015 Compared to 2014

Total deposits increased 40.4% in 2015. The Bank’s deposits from the non-financial public sector decreased 18.0%, to represent 5.0% of our total deposits as of December 31, 2015.

Total deposits from the private sector increased 45.6% in 2015, in line with the 47.3% increase in deposits from the private sector in the Argentine financial system as a whole. Private sector deposits grew both in savings accounts and time deposits, which increased 44.9% and 50.9%, respectively, in 2015.

Securitization Transactions

In the years ended December 31, 2016, 2015 and 2014, the Bank and CCF transferred loans to securitization trusts in an aggregate amount of Ps.1.6 billion, Ps.2.4 billion and Ps.3.5 billion, respectively, and these trusts issued trust securities for an aggregate amount of Ps.1.6 billion, Ps.2.4 billion and Ps.3.6 billion, respectively. As a result of these securitizations, the Bank and CCF jointly held Ps.100.6 million and Ps.530.6 million in senior bonds and participation certificates. The Bank and CCF retained interests in the trusts through senior bonds, subordinated bonds and participation certificates in the amount of Ps.509.7 million, Ps.36.3 million and Ps.707.0 million as of December 31, 2015 and Ps.560.7 million, Ps.48.8 million and Ps.612.7 million as of December 31, 2014, respectively. In 2016, our holdings in debt securities issued by the Bank and CCF’s financial trusts decreased from Ps.546.0 million in 2015 to Ps.65 million in 2016, primarily as a result of a lower amount of transferred loans to securitization trusts.

Our holdings of participation certificates issued by trusts in Pesos are valued at their equity value estimated at the end of each fiscal year, following each trust’s audited consolidated financial statements. Our holdings of debt securities issued by trusts are valued based on principal plus accrued interest. Each trust records allowances for loan losses for the securitized loan portfolio in accordance with Central Bank regulations. Although historically we have not experienced losses on our participation certificates in, or subordinated debt securities issued by, financial trusts created to securitize loans, we cannot assure you that we will not incur such losses in the future.

Financings

Grupo Supervielle - Global Corporate Notes

As of December 31, 2016, Grupo Supervielle issued the following series of notes under its short, medium and/or long-term global notes program for up to an aggregate amount of Ps.1,000,000,000 (or its equivalent in other currencies):

Series	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of December 31, 2016	Rate	Maturity date
Series XIII	January 31, 2014	Pesos	23,100,000	23,100,000	Floating + 6.25% (BADLAR –Private Banks)	Bullet January 31, 2019
Series XV	May 13, 2014	Pesos	81,806,452	—	Floating + 4.65% (BADLAR – Private Banks)	Bullet May 13, 2016
Series XVI	September 23, 2014	Pesos	81,250,000	—	Floating + 3.25% (BADLAR –Private Banks)	Bullet March 23, 2016
Series XVII	January 23, 2015	Pesos	127,000,000	—	Fixed 28.5%	Bullet January 23, 2016
Series XVIII	January 23, 2015	Pesos	23,000,000	—	Floating + 4.8% (BADLAR – Private Banks)	Bullet July 23, 2016
Series XIX	May 20, 2015	Pesos	137,361,445	—	Mixed rate. Fixed rate of 28.5% the first 9 months and Floating + 4.50% (BADLAR – Private Banks) thereafter	Bullet November 20, 2016
Series XX	July 28, 2015	Pesos	129,500,000	129,500,000	Mixed rate. Fixed rate of 27.5% the first 6 months and Floating + 4.50% (BADLAR – Private Banks) thereafter	Bullet January 28, 2017

At our ordinary and extraordinary shareholders’ meeting held on April 19, 2016, our shareholders approved the creation of a new global notes program for the issuance of short, medium and/or long-term notes of up to a total outstanding amount of Ps.1,000,000,000 (or its equivalent in other currencies) and our Board of Directors established, on the same date, the terms and conditions of the notes to be issued under the new program for an aggregate principal amount of up to Ps.180,000,000.

Series	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of December 31, 2016	Rate	Maturity date
Series XXI	May 12, 2016	Pesos	100,000,000	—	Fixed 34.24%	Bullet September 9, 2016

As of December 31, 2016, Ps.152.6 million was outstanding under the notes.

As of the date of this annual report, Series XV, XVI, XVII, XVIII, XIX, XX and XXI have matured and been repaid in full.

The proceeds from the placement of the notes were used in accordance with Article 36 of the Law of Negotiable Obligations for the payment of financial liabilities and working capital needs in Argentina.

Bank —Peso-denominated Notes

On May 15, 2013, the Bank issued unsubordinated “Series II” notes in an aggregate principal amount of Ps.91.2 million at a floating rate of BADLAR — Private Banks plus 3.99% due November 2014. On November 17, 2014, the notes matured and were repaid in full.

On November 20, 2015, the Bank issued unsubordinated “Series V” notes in an aggregate principal amount of Ps.340.1 million at a floating rate of BADLAR — Private Banks plus 4.50% due May 2017.

At the Bank’s April 15, 2016 ordinary shareholders’ meeting, the Bank’s shareholders voted to increase its Peso-denominated global notes program from Ps.750.0 million to Ps.2.0 billion (or its equivalent in foreign currency).

On October 12, 2016, the Bank issued unsubordinated “Series VI” notes in an aggregate principal amount of Ps.422.0 million at a floating rate of BADLAR — Private Banks plus 3.50% due October 2017.

Bank — Foreign currency-denominated Subordinated Notes

On November 11, 2010, the Bank issued 11.375% US$50 million “Series I” subordinated notes due November 11, 2017. Interest payments on the Series I notes are paid on May 11 and November 11 every year. These notes are governed by New York law. As of December 31, 2016 the Series I notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps.800.7 million.

On August 20, 2013, the Bank issued 7.0% US$22.5 million “Series III” subordinated notes due August 20, 2020. Interest payments on the Series III notes are payable biannually and payments commenced on February 20, 2014. These notes are governed by Argentine law. As of December 31, 2016, the Series III notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps.363,6 million.

On November 18, 2014, the Bank issued 7.0% US$13.4 million “Series IV” subordinated notes due November 18, 2021. Interest payments on the Series IV notes are payable biannually and payments commenced on May 18, 2015. These notes are governed by Argentine law. As of December 31, 2016, the Series IV notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps.214.5 million.

On November 15, 2016, the Bank issued 3.5% US$269.1 million “Series VII” subordinated notes due November 17, 2017. Interest payments on the Series VII notes are payable biannually and payments commenced on February 17, 2017. These notes are governed by Argentine law. As of December 31, 2016, the Series VII notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps.268.3 million.

Global Program for the Issuance of Medium Term Securities for up to F/V US$ 800,000,000

On September 22, 2016, the General Ordinary and Extraordinary Meeting N°117 passed the creation of a Global Program for the issuance of Negotiable Obligations for an outstanding maximum amount at any time during the validity of the Program of US$800,000,000 (Eight hundred million dollars). The Program was authorized by the National Securities Commission through Resolution Nº 18,376 on November 24, 2016.

On November 23, 2016, the Board passed the issuance of Class A Negotiable Obligations for F/V $300,000,000. The bidding period closed on February 2, 2017.

The following describes the main terms and conditions of the issuance:

•                  Class: “A” Floating Rate.

•                  Amount: Ps. 4,768,170,000 (Pesos four billion and seven hundred sixty eight million one hundred and seventy thousand).

•                  Type: Negotiable Obligations will be unsubordinated liabilities of the Bank.

•                  Maturity date: August 9, 2020.

•                  Interest Rate: Floating Bladar of Private Banks + 4.50%.

•                  Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on May 9, 2017.

•                  Amortization: Capital to be paid on two installments: the 50% on February 9, 2020 and the remaining 50% on August 9, 2020.

•                  Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

Bank - Foreign Trade Programs

On April 25, 2007, the Bank entered into a trade facility with the International Finance Corporation (“IFC”) for a maximum amount of US$10 million, which entitles the Bank to request IFC guarantees to secure certain of its trade-related obligations and trade-related obligations of third parties, such as stand-by letters of credit. In May 2014, the amount under the facility was increased to US$20 million and in November 2015 it was increased again to US$30 million. As of December 31, 2016, the Bank’s obligations under this facility totaled US$13.0 million.

In addition, on May 27, 2009, the Bank entered into an Issuing Bank Agreement and a Confirming Bank Agreement with the Inter-American Development Bank, under the IDB’s Trade Finance Facilitation Program for a maximum amount of US$10 million. Pursuant to these agreements, the Bank may request IDB credit guarantees and confirm IDB credit guarantees received by third parties. In September 2012, the amount under the facility was increased to US$15 million The Bank’s aggregate current exposure under the facilities may not exceed US$15 million, which will be used to cover the risks inherent in the confirmation of letters of credit, promissory notes, bid performance bonds and other similar instruments used in foreign trade operations. As of December 31, 2016, no in-force operations with coverage of the aforementioned agency pursuant to the agreement specified in the previous paragraph are recorded.

These agreements are subject to compliance with certain obligations, including the preparation of reports at regular intervals and abiding by certain financial ratios related to solvency, credit risk, restricted assets, exposure to foreign currency and interest rate risk.

CCF — Notes

As of December 31, 2016, CCF issued the following outstanding series of notes under its Ps.500 million Global Program:

	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of December 31, 2016	Rate	Maturity date
Series V	August 15, 2014	Pesos	147,222,222	—	Floating + 3.75% (BADLAR – Private Banks)	February 15, 2016
Series VI	May 14, 2015	Pesos	145,980,000	—	Fixed 29.00%	May 14, 2016
Series VII	May 14, 2015	Pesos	11,578,947	—	Floating + 5% (BADLAR – Private Banks)	November 14, 2016
Series VIII	October 6, 2015	Pesos	54,000,000	—	Fixed 28.5%	July 6, 2016
Series IX	October 6, 2015	Pesos	88,750,000	88,750,000	Mixed. Fixed 27% and Floating + 5.95 (BADLAR – Private Banks)	April 6, 2017
Series X	May 19, 2016	Pesos	199,000,000	199,000,000	Floating + 5.50% (BADLAR – Private Banks)	November 19, 2017
Serios XI	October 25, 2016	Pesos	200,000,000	200,000,000	Floating + 3.57% (BADLAR – Private Banks)	April 24, 2018

As of the date of this annual report, Series I, II, III, IV, V,VI, VII, VIII and IX have been paid in full.

As of December 31, 2016, CCF issued the following outstanding series of notes under its Ps.1,000 million Global Program:

	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of December 31, 2016	Rate	Maturity date
Series XII	December 23, 2016	Pesos	154,214,000	154,214,000	Fixed 23.00%	December 23, 2017
Series XIII	December 23, 2016	Pesos	151,429,000	151,429,000	Floating + 4.99% (BADLAR – Private Banks)	June 23, 2018

As of December 31, 2016, the amount outstanding in respect of the CCF notes was Ps.793.4 million.

CCF — Syndicated Loans

On June 22, 2015, CCF entered into a loan contract called “Syndicated Loan IV” with the banks set forth in the table below for Ps.110.0 million bearing interest at a floating rate of BADLAR — Private Banks + 5.5 basis points. The loan will be payable in 12 installments until December 12, 2016, with a grace period of 6 months. Interest payments are made monthly. Banco de Servicios y Transacciones S.A. is administrative agent under this loan.

Bank	Share of Syndicated Loan (pesos)
Banco de Servicios y Transacciones S.A.	22,500,000
Banco de la Ciudad de Buenos Aires	30,000,000
BACS Banco de Crédito y Securitización S.A.	20,000,000
Banco Mariva S.A.	15,000,000
Banco Industrial S.A.	10,000,000
Banco Sáenz	7,500,000
Banco Meridian S.A.	5,000,000

On May 18, 2016, CCF entered into a loan contract called “Syndicated Loan V” with the banks set forth in the table below for Ps.335.0 million bearing interest at a floating rate of BADLAR — Private Banks + 5.5 basis points. The loan will be payable in 5 installments until December 22, 2017, with a grace period of 6 months. Interest payments are made monthly. Banco Santander Río S.A. is administrative agent under this loan.

Bank	Share of Syndicated Loan (pesos)
Banco Santander Río S.A	100,000,000
Banco de la Pampa S.E.M.	15,000,000
Banco de la Provincia de Córdoba S.A.	30,000,000
Banco Hipotecario S.A.	60,000,000
BACS Banco de Crédito y Securitización S.A.	30,000,000
Banco de San Juan S.A	20,000,000

Bank	Share of Syndicated Loan (pesos)
Banco Macro S.A.	100,000,000

Cordial Microfinanzas — Financings and Loans —FMO and the Fondo de Capital Social (“FONCAP”).

On December 20, 2007, Cordial Microfinanzas and Grupo Supervielle as co-borrower entered into a financing agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (“FMO”). In February 2008, Cordial Microfinanzas received US$3.0 million in Pesos over six biannual and consecutive installments. The loan bears interest at BADLAR — Private Banks plus 4.0%. On March 29, 2011, we signed an addendum with FMO pursuant to which the loan amortization term was extended two years, extending the loan’s maturity to April 15, 2013.

On October 2, 2012, Cordial Microfinanzas entered into a financing agreement with FONCAP for a total amount of Ps.2.0 million in Pesos payable in ten equal, quarterly and consecutive installments. The first maturity date was on July 17, 2014.

On July 1, 2015, Cordial Microfinanzas entered into an agreement with FIS to assume the following liabilities: (i) Ps.9.5 million pursuant to an agreement with FONCAP dated July 14, 2015 and (ii) Ps.2.9 million denominated in U.S. dollars and payable in Pesos pursuant to an agreement with Oikocredit, Ecumenical Development Cooperative Society U.A. On July 14, 2015, Cordial Microfinanzas also entered into a new line of credit for Ps.2.0 million with FONCAP.

On December 15, 2016, Cordial Microfinanzas entered into a new agreement with Oikocredit, Ecumenical Development Cooperative Society U.A. for a total amount of 30.8 million.

As of December 31, 2016, the amount outstanding under the lines of credit taken out by Cordial Microfinanzas, including accrued interest, were Ps 6.1 million under the line of credit with FONCAP and Ps. 32.4 with Oikocredit, Ecumenical Development Cooperative Society U.A.

On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas to purchase 100% of their shares of Cordial Microfinanzas.  The purchase included the loans Cordial Microfinanzas had and that are mentioned above. The purchase and sale of the shares was completed on March 31, 2017.

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos, except percentages)
Shareholders’ equity	6,931,551	2,373,710	1,706,986
Average shareholders’ equity(1)	4,986,499	2,094,750	1,601,589
Shareholders’ equity as a percentage of total assets	13.0%	7.2%	7.3%
Average shareholders’ equity as a percentage of average total assets	12.0%	7.8%	8.0%
Total liabilities as a multiple of total shareholders’ equity	6.7 x	12.9 x	12.6x
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	12.6%	6.5%	6.5%

(1)         Calculated on a daily basis.

(2)         Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and CCF’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	As of December 31,
Total Capital	2016	2015	2014
Tier 1 Capital
Paid in share capital common stock	638,283	456,140	456,140
Share premiums	2,058,921	8,064	8,064
Disclosed reserves and retained earnings	2,248,406	1,630,958	1,117,001
Non-controlling interests	32,743	14,199	11,250
100% of results	531,223	358,898	368,648
50% of positive results	197,063	129,275	72,655
Sub-Total: Gross Tier I Capital	5,706,639	2,597,534	2,033,758
Deduct:
All Intangibles	281,112	249,375	215,275
Pending items	30,693	23,488	12,526
Other deductions	26,866	18,790	728
Total Deductions	338,671	291,653	228,529
Sub-Total: Tier I Capital	5,367,968	2,305,881	1,805,229
Tier 2 Capital
General provisions/general loan-loss reserves 50%	389,142	221,563	160,071
Subordinated term debt	389,743	441,116	372,026
Sub-Total: Tier 2 Capital	778,885	662,679	532,097
Total Capital	6,146,853	2,968,560	2,337,326
Credit Risk weighted assets(1)	39,678,311	25,248,691	18,310,384
Risk weighted assets(2)	49,168,958	34,314,613	26,324,038
Tier 1 Capital / Credit risk weighted assets	13.5%	9.1%	9.9%
Tier 1 Capital / Risk weighted assets	10.9%	6.7%	6.9%
Regulatory Capital / Credit risk weighted assets	15.5%	11.8%	12.8%
Regulatory Capital / Risk weighted assets	12.5%	8.7%	8.9%

(1)         Credit Risk Weighted Assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operational risk.

(2)         Risk Weighted Assets is calculated by multiplying the required minimum capital under Central Bank regulations by 12.5. The minimum capital requirement includes credit risk, market risk and operational risk. This calculation has been applicable since 2013.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets.

We expect that capital expenditures in 2017 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

Item 5.C                   Research and Development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “Item 4.B Business overview—Technology.”

Item 5.D                   Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population.

The analysis should be read in conjunction with the discussion in “Item 3.D Risk Factors” and taking into consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of several sectors, including the financial system.

Related to Argentina

The economic and financial environment going forward in Argentina is expected to be significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration is expected to adjust longstanding fiscal and monetary policies that have resulted in recurrent public sector deficits, inflation and pervasive foreign exchange controls and limited foreign investment. Sustainable economic growth and improved employment in the short and medium term will depend upon the manner in which the above-mentioned issues are addressed and may develop adversely if the issues are not addressed adequately.

The negative growth outlook for the Brazilian economy (Brazil is Argentina’s main trade partner) for 2016 may have a negative impact on Argentine exports and the overall level of economic and industrial activity (particularly with respect to the automotive industry). The international financial environment may also result in a devaluation of regional currencies and exchange rates, including the Peso, which would likely also cause volatility in Argentina.

Going forward, our ability to maintain positive nominal growth rates will remain a challenge for as long as the current level of foreign exchange controls and restrictions affecting capital flows remain in place.

Related to the Argentine Financial System

We expect financial intermediation with the non-financial private sector to grow, but nominal growth rates for loans and deposits to remain similar to those in 2014 and potentially lower than in prior years.

In terms of financial strength, net results are expected to help to maintain minimum capital levels according to the Basel Committee regulations.

Since late 2012, the Central Bank has taken a more active role in the management of financial institutions’ operations through the establishment of new regulations, including government-mandated lending through the “Credit Line for Productive Investment” (which requires certain financial institutions to allocate a portion of total deposits to finance investment projects at below-market rates), interest rate ceilings for personal loans, pledge loans and credit card loans, the imposition of minimum interest rates on time deposits made by individuals and the creation of a requirement to obtain prior authorization to increase fees. As of December 31, 2016, the amount outstanding from such government-mandated lending was Ps.3.1 billion. The Central Bank’s regulations grant an increased power to the monetary authority to intervene in credit policy regarding volumes and pricing, which has adversely affected our results in the reported period.

On December 17, 2015, the Central Bank repealed the regulations related to interest rate ceilings for personal loans, pledge loans and credit card loans and minimum interest rates on time deposits. As of the date of this annual report, interest rates for personal loans, pledge loans and credit card loans and time deposits may be freely agreed upon among financial institutions and their customers. For more information, see “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Interest rate and fee regulations.”

Financial institutions are expected to continue working to improve efficiency and keep administrative expenses under control.

Related to Us

We expect the level of activity of all of our subsidiaries to reflect any improvement in the economic context.

We intend to maintain prudent financial risk management policies and to continue improving our operating efficiency.

We will pursue increased optimization and diversification of the Bank’s deposit base, in particular by giving priority to new demand savings and deposit accounts. The Bank will also seek to increase loan volumes in the retail banking market by offering innovative products and services tailored to the needs of different socioeconomic and income segments, in particular high net worth and upper-middle-income individuals, senior citizens, entrepreneurs and small businesses. Our corporate banking will remain focused on SMEs and large-sized companies, prioritizing secured lending and maintaining a diversified corporate loan portfolio by continuing to limit exposure to each company.

Our consumer financing segment will seek to increase loans and credit cards volumes through its main channels, Walmart Argentina and Hipertehuelche. Supervielle Seguros will seek to continue growing and introducing new products. Espacio Cordial is expected to continue offering its products and services to more of the Bank’s customers and increasing the number of products and services it offers. SAM will seek to continue growing in terms of assets under management and in terms of its funds family.

We will also continue seeking opportunities to further increase our business through acquisitions of banking and insurance assets.

Guidelines Towards Conversion to IFRS

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018, as well as those of interim periods. In addition, in line with Communication “A” 5635, as of March 31, 2015, companies must present their own implementation plans semi-annually to the Central Bank. However, as of the date of this annual report, the Central Bank has not issued any detailed information regarding the implementation of IFRS or if IFRS will be fully implemented or what specific criteria will be used in respect of certain assets or liabilities, which could differ from such criteria as are accepted by the IFRS.

Both the Bank and CCF are in compliance with the Central Bank guidelines regarding conversion to IFRS applicable as of the date of this annual report, but there is uncertainty regarding the effect that the adoption of these guidelines will have on the balance sheet and statement of income of the Bank and CCF.

Accordingly, we have not yet determined the effect that the conversion to IFRS will have on our reported results or financial condition. Although we are not a financial entity under direct supervision of the Central Bank, we present our audited consolidated financial statements in compliance with the Central Bank rules and pursuant to the provisions of CNV Rules, which is optional for companies whose main assets and income are composed of and arise from investments in financial entities.

Item 5.E                   Off-balance sheet arrangements

Our off-balance sheet risk mainly arises from the Bank’s activities.

In the normal course of its business, the Bank is a party to financial instruments with off-balance sheet risk which are entered into in order to meet the financing needs of its customers. These instruments expose us to credit risk in addition to the amounts recognized on our consolidated balance sheets. These financial instruments include stand-by letters of credit and guarantees granted.

We also have off-balance sheet commercial commitments arising from our lease agreements for our administrative buildings and offices (including our headquarters), branches, senior citizen service centers, sales and collection centers and storage properties. See “Stand-by Letters of Credit and Guarantees Granted”  and “Commitments under Lease Agreements sections” in Item 5.F.

Item 5.F                    Contractual Obligations

The table below identifies the principal amounts of our main on-balance sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2016.

	Amounts due by period(1)
	Maturity	Annual Interest Rate	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at December 31, 2016
	(in thousands of Pesos)
Deposits	2017-2019		36,834,301	11,106	—	—	36,845,407
Central Bank	2017		4,966	—	—	—	4,966
International banks and institutions			682,486	35,092	15,480	—	733,059
Short Term Financial Loans (US$)	2017-2022	Badlar + 4%	682,486	35,092	15,480	—	733,059

Financing received from Argentine financial institutions			949,983	45,382	5,091	—	1,000,457
Short Term Financial Loans (Pesos)			146,644	39,869	5,091		191,605
Call Operations	2017	24.5 - 32%	425,302	—	—	—	425,302
Overdraft	2017		91,352	—	—	—	91,352
Sindicated Loans	2018	25 - 38%	284,000	—	—	—	284,000
FONCAP	2017-2018	BADLAR + 5%	2,685	5,513	—	—	8,198
Unsubordinated corporate bonds			1,544,687	959,527	—	—	2,504,214
Negotiable Obligation (Pesos) Class XIII	1/31/2019	BADLAR + 6,25%	4,930	30,071	—	—	35,001
Negotiable Obligation (Pesos) Class XX	1/28/2017	BADLAR + 4,5%	131,982	—	—	—	131,982
Negotiable Obligation (Pesos) Class V	2017	BADLAR + 4.5%	374,180	—	—	—	374,180
Negotiable Obligation (Pesos) Class VI	2018	BADLAR + 3.5%	86,084	532,248	—	—	618,331
Negotiable Obligation (Pesos) Class VII	2017	BADLAR + 3.5%	330,928	—	—	—	330,928
Negotiable Obligation (Pesos) Class IX	2017	BADLAR + 5.15%	98,596	—	—	—	98,596
Negotiable Obligation (Pesos) Class X	2017	BADLAR + 5.55%	245,006	—	—	—	245,006
Negotiable Obligation (Pesos) Class XI	2018	BADLAR + 3.57%	42,516	226,053	—	—	268,569
Negotiable Obligation (Pesos) Class XII	2017	Fixed 24.9%	191,772		—	—	191,772
Negotiable Obligation (Pesos) Class XIII	2018	BADLAR + 4.00%	38,694	171,155	—	—	209,849
Subordinated loan			910,095	477,128	227,731	—	1,614,954
	2017	Fixed 7% -11,38%	910,095	477,128	227,731	—	1,614,954
Others			2,132,924	—	—	—	2,132,924
Total			43,059,442	1,528,236	248,302	—	44,835,980

(1)          Reflects penalties payable to the Central Bank in connection with the Bank’s clients’ bounced checks.

Stand-by Letters of Credit and Guarantees Granted

Stand-by letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Guarantees granted are surety guarantees in connection with transactions between two parties.

We use the same credit policies in issuing stand-by letters of credit and making guarantees as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent unusual credit risk.

The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the commitment or we fulfill our obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring or without being drawn. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. Further, certain commitments, primarily related to consumer financing are cancelable, upon notice, at our option.

The following table sets forth the maximum potential amount of future payments under stand-by letters of credit and financial guarantees.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total at December 31, 2016
	(in thousands of Pesos)

Guarantees	117,951	102,839	30,721	237,280	488,791
Stand-by letters of credit and acceptances	84,843	—	—	—	84,843
Total Off Balance Sheet	202,744	102,839	30,721	237,280	573,634

Commitments under Lease Agreements

Our commitments under our lease agreements are mainly rental payments. We can terminate lease agreements at any time at low or no cost at our option.

The following table sets forth the maximum potential amount of future payments under our lease agreements.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total As December 31, 2016
	(in thousands of Pesos)
Lease commitments	207,610	282,672	64,733	2,119	557,134
Total commercial commitments	207,610	282,672	64,733	2,119	557,134

Item 5.G                  Safe Harbor

See the discussion at the beginning of this annual report under the heading “Forward-Looking Statements” for forward-looking statement safe harbor provisions.

Item 6.                            Directors, Senior Management and Employees

Board of Directors

According to our bylaws, our Board of Directors may be composed of a minimum of three and a maximum of nine directors, and the shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, our Board of Directors is composed of eight directors. There are no alternate directors. All of our directors reside in Argentina.

Directors and their alternates, if any, are appointed for a term of two years by our shareholders during the annual ordinary shareholders’ meeting. Directors may be reelected. Alternate directors replace directors in the order in which they were elected. Our Board of Directors is currently composed of eight members, half of whom are elected annually in staggered elections. Pursuant to section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed. See “Description of Bylaws and Capital Stock—Election of Directors”.

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 27, 2017, in accordance with Article Nine of our bylaws as amended at the extraordinary shareholders’ meeting held on October 7, 2015, and as described in “Description of Bylaws and Capital Stock—Election of Directors.” The amendment to Article Nine of our bylaws was approved by means of Resolution No.18,024 of the CNV, and registered with the IGJ on July 5, 2016.

During the first meeting after directors have been appointed, they must appoint a chairman and vice-chairman of the board, or, if considered appropriate, a first vice-chairman and a second vice-chairman. The vice-chairman, or, if applicable, the first vice-chairman, would automatically replace the chairman in the event that the chairman is absent, resigns, deceases or faces any other impediment to serve as chairman, and the second vice-chairman, if applicable, would replace the first vice-chairman. In the absence of any of these directors or chairmen, the Board of Directors may appoint who will serve as chairman or chairmen. The chairman of the board may cast two votes in the case of a tie.  These provisions were incorporated by amendment to Article Nine of our bylaws and approved at our ordinary and extraordinary shareholders’ meeting held on April 19, 2016.

The Board of Directors functions and acts upon the majority vote of its members present at its meetings either physically or via any form of audio and visual simultaneous communication.

The following table sets forth the composition of our Board of Directors as of the date of this annual report:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(3)	Occupation	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008(2)	December 31, 2018	Business Management	December 13, 1956
Jorge Oscar Ramírez	First Vice-Chairman of the Board	April 15, 2011	December 31, 2018	Certified Public Accountant	June 26, 1961
Emérico Alejandro Stengel	Second Vice-Chairman of the Board	July 13, 2010	December 31, 2017	Industrial Engineer	December 17, 1962
Laurence Nicole Mengin de Loyer	Director	March 23, 2010	December 31, 2017	Business Management	May 5, 1968
Atilio Dell’Oro Maini	Director	September 28, 2011	December 31, 2018	Lawyer	February 13, 1956
Richard Guy Gluzman	Director	April 15, 2011	December 31, 2018	Business Management	July 11, 1953

María Gabriela Macagni	Director	October 7, 2015	December 31, 2017	Chemical Engineer	January 13, 1964
Jorge Luis Mocetti	Director	April 27, 2017	December 31, 2017	Lawyer	September 28, 1960

Ms. Diana Mondino resigned from the position of Director on April 20, 2017. The resignation was accepted by the ordinary and extraordinary shareholders meeting held April 27, 2017.

(1)         With the exception of Julio Patricio Supervielle, the respective date of appointment to the Board of each director is also the date on which each director first joined Grupo Supervielle.

(2)         Julio Patricio Supervielle held positions within the Board since March 21, 2000, but as of 2008 has served on our board continuously.

(3)         Notwithstanding the expiration date stated above, pursuant to section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

There are no familial relationships between the abovementioned current members of our Board of Directors.

The following are academic and professional backgrounds of the members of the board. The business address of each of the members of the Board is Bartolomé Mitre 434, floor 5, Buenos Aires, Argentina.

Julio Patricio Supervielle received a degree in Business Administration from Universidad Católica Argentina and holds a master’s degree from The Wharton School of the University of Pennsylvania. He attended the Global CEO Program organized by Wharton, IESE and CEIBS. He joined the family business in the year 1986 where he held several positions at Banco Banex S.A., including: General Manager, Director, and Chairman. He currently serves as Chief Executive Officer of Grupo Supervielle; Chairman of the Boards of Directors of Grupo Supervielle, Banco Supervielle, CCF, Tarjeta and Viñas del Monte; and Manager at Missiones Participações Ltda. and Buenos Aires Participações Ltda.

Jorge Oscar Ramírez is a certified public accountant, with a degree from the University of Buenos Aires. He also holds an Executive Management Program degree (PADE) from ESE, the Business School of the Universidad de Los Andes, in Santiago, Chile. From 1981 to 1985, he worked in the International Capital Markets division of Banco Nacional de Desarrollo in Argentina (National Development Bank). He subsequently joined the First National Bank of Boston (later BankBoston) where he served as a lending officer and team leader in the Corporate Banking Division (1985 1989), then as an Investment Banking Officer, Senior Investment Banker and Managing Director of Boston Investment Group (BIGSA), the investment banking arm of First National Bank of Boston (1989 1995). From 1995 to 1997 he served as the Country Manager for First National Bank of Boston in Uruguay, and at the end of 1997, he served in the same capacity in Chile. In late 2000, he assumed regional responsibilities as Regional President for the Andean Region which included Chile, Peru, Colombia and Panama. In 2003, he returned to Argentina as CEO of BankBoston. In 2004, he assumed Regional responsibilities as Regional President for Argentina and Uruguay. Mr. Ramirez left BankBoston in December 2005 after the announcement of its sale to Standard Bank of South Africa. From May 2006 to January 2011, he was a partner of Prisma Investment S.A., a financial advisory firm in Argentina. He serves on the Board of Directors of Alpargatas SAIC, the Argentine subsidiary of Alpargatas Brazil and of CRS Asesorias e Inversiones S.A., a Chilean company. Until December 2010, he also served on the board of ALICO, the life insurance company of AIG in Argentina. He is also a founding partner of Fondos Online (fol.cl), an online brokerage house in Chile founded in 2009. He is currently Managing Director of Cinebran LLC (US); Director of Cinebran S.A. Uruguay, Swan Lake Co. Bahamas and Cineplas S.A. Uruguay. Since February 2011, he has been a Director of Grupo Supervielle, and is currently First Vice-Chairman of the Board of Directors of Grupo Supervielle, Chairman of the Board of Directors of Supervielle Seguros, Chairman of the Board of Directors of Espacio Cordial de Servicios and a Director of the Bank.

Emérico Alejandro Stengel is an industrial engineer, with a degree from Universidad de Buenos Aires and he holds an MBA from The Wharton School of the University of Pennsylvania. He has served as an Officer for the Corporate and Investment Banks of Citibank and Banco Santander, respectively. Subsequently, he became Partner of Booz Allen Hamilton, a global management consulting firm, where, until October 2007, he worked with multinational and large local corporations in Latin America, the United States and Europe on strategy, corporate governance, organization and operations in various industries. He has led several strategic integration and operations enhancement projects in the financial services and retail industries. From October 2007 until May 2011 Mr Stengel was the CEO of Los Grobo Agropecuaria, a leading Mercosur agribusiness that won the National Quality Award in 2010. In July 2010, he became a director of Grupo Supervielle. Currently, Mr Stengel currently serves as Second Vice-Chairman of the Boards of Grupo Supervielle, the Bank and CCF; as Director of Tarjeta and Espacio Cordial, as Vice-Chairman of the Board of Supervielle Seguros and as Alternate Director of Sofital.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with a degree in Commerce and a master’s degree in Business Administration. She worked in the New York City investment banking arm of Banque Nationale de Paris as an Associate in Mergers and Acquisitions (1989-1990). In 1992, she joined the European Apparel Division of Sara Lee Corporation in Paris, where she held a number of financial positions in different business units including Financial Analyst (Sara Lee PP S.A.), Financial Controller (DIM S.A.), Chief Financial Officer (Playtex S.A.) and European Controller (Sara Lee BA SA). When Sara Lee Corporation sold its European Apparel Division to the private equity firm Sun Capital Partners in 2006, she served as Group Controller of the newly created stand-alone business (with sales of €1 billion) with responsibilities in the financial control, financial reorganization and in the definition of exit strategies for the private equity firm. In 2008, as a result of her move to Argentina, she volunteered as Vice President and Treasurer of a not-for-profit organization dedicated to welcoming foreigners to Argentina. In 2009, she joined the Bank, where she served as Deputy Manager in the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. In previous years, she served as Director on the boards of the Bank, CCF, SAM and Sofital. She currently serves as Independent Director of Grupo Supervielle.

Atilio Dell-Oro Maini is a lawyer, with degrees in Political Science and Agricultural Production. In 1984, he joined the law firm Cárdenas, Cassagne & Asociados and was made Partner in 1990. He worked in New York City as a Foreign Associate at the law firm White & Case in 1987 and Simpson, Thatcher & Bartlett from 1988-1989. In 1997, he worked at the London-based global law firm Linklaters & Paines. He also completed the Program of Instruction for Lawyers at Harvard Law School. In 2003, he joined the law firm Cabanellas • Etchebarne • Kelly as a Senior Partner of the Banking and Capital Markets divisions. He has extensive experience advising banks and other financial entities, corporations and governments with respect to all types of international and domestic banking and financial transactions. He is a Professor at the Master’s in Business Law program at Universidad de San Andrés, as well as a member of the Bar Association of the city of Buenos Aires. As of the date of this annual report, he serves as the Director of Grupo Supervielle, the Bank, CCF, Tarjeta, Espacio Cordial de Servicios and Sofital, and he is an Alternate Director in the Board of Directors of Viñas del Monte.

Richard Guy Gluzman received a degree in Law from Nanterre University in Paris and a master’s degree in Business Administration from the ESSEC University in Paris. From 1978 to 1995, he worked in France holding various managerial positions in several technological companies (Burroughs S.A., Digital Equipment Corporation, Wang S.A. and JBA S.A.). His career in Argentina started in 1995, when he joined Coming S.A. (France Telecom & Perez Companc Group) as General Manager until 1997. From 1997 through 1999, he served as a member of Globalstar S.A.’s Board of Directors. From 1998 through 2000, he was at the helm of Diveo Broadband Networks S.A. as General Manager and then, from 2000 to 2006, he was a Director of Pegasus Capital, a private equity fund. As of the date of this annual report, he serves as Independent Director of Grupo Supervielle. In previous years he served as First Vice-Chairman of the boards of directors of the Bank CCF and as Vice-Chairman of the Board of Directors of Tarjeta, Sofital and Viñas del Monte.

María Gabriela Macagni is a chemical engineer, with a degree from the Instituto Tecnológico Buenos Aires (ITBA) and received postgraduate specialization in business management at Harvard Business School and Stanford Business School. She began her career as consultant working for Accenture. Subsequently, she joined Citibank Argentina and was assigned to the team handling the takeover of Entel (Empresa Nacional de Telecomunicaciones), which at the time was privatized. Citibank, Telefonica de España and Techint, as shareholders of Telefonica de Argentina, were awarded the southern operations of Entel. She then became an Investment Banking Officer and was responsible for structuring deals totaling over US$2 billion, both in the Argentine and international debt and equity markets. As a Senior Banker, she led the Media and Telecom Unit. After the 2001-2002 financial crisis in Argentina, she led the Corporate Bank Restructuring Unit. Subsequently, she joined the Citibank Argentina Board of Directors, supervising Strategic Planning and Business Development. Since late 2011, she has served as Managing Director of Endeavor Argentina, an organization supporting high impact entrepreneurs in scaling their businesses, both in Argentina and globally. In 2015, she began serving as an independent director of Grupo Supervielle. She is also a member of the Graduate Council at ITBA.

Jorge Luis Mocetti graduated from Universidad de Buenos Aires’ School of Law as a Lawyer and attended the Executive HR Program organized by Stephen Ross School at Michigan University (Ann Arbor) and other Executive Programs at Duke University and Ashridge UK. He held Senior business and HR positions, both in Latin America and Europe, at Scotiabank and Telecom Argentina. He also worked at the Nielsen company as Country Manager, Senior Vicepresident and Director. He currently serves as a member of the Executive Committee of Axion Energy. He was appointed a member of the Board of Grupo Supervielle at the ordinary and extraordinary shareholders meeting held April 27, 2017 as an independent director.

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Section 274 of the Argentine Corporate Law, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty:  (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the board of directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

In general, a director will not be held liable for a decision of the board of directors, even if that director participated in the decision or had knowledge of the decision, if (i) there is written evidence of the director’s opposition to the decision and (ii) the director notifies the Supervisory Committee of that opposition. However, both conditions must be satisfied before the liability of the director is claimed before the board of directors, the supervisory committee or the shareholders or relevant authority or the commercial courts.

Section 271 of the Argentine Corporate Law allows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the board of directors (or the supervisory committee in the absence of board quorum), and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the supervisory committee for any damages to the company.

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of Law No. 26,831. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. The board of directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve with the report of two independent evaluating firms that shall have informed about the same matter and about the other terms of the transaction. The board of directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the board of directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance to the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or the two evaluating firms.

Causes of action against may be initiated against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may start the action on behalf and on the company’s account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of the company’s capital stock.

Except in the event of a mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à-vis the company, provided that shareholders representing at least 5% of the company’s capital stock do not object and provided further that such liability does not result from a violation of law or the company’s bylaws.

Under Argentine law, the board of directors is in charge of the company’s management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the company’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed in shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

Meetings, Quorum, Majorities

Our Board of Directors must hold a minimum of one regularly scheduled meeting every three months. Meetings must also be convened when called by any member of the Board of Directors. The quorum for a Board of Directors’ meeting is the majority of its members. The Board of Directors will pass resolutions by the affirmative vote of the majority of members present. Pursuant to our bylaws our directors may participate in a meeting of the Board of Directors by means of a communication system that provides for a simultaneous transmission of sound, images and words. If we make a public offer of our stock, directors participating by such means count for quorum purposes and the board will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system.

Compensation

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the Argentine Corporate Law and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Article 261 of the Argentine Corporate Law provides that the compensation paid to all directors and syndics in a year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. The Argentine Corporate Law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

We have not entered into employment contracts with the members of our board. We have assigned executive and technical-administrative functions to some of our directors.

During the annual ordinary and extraordinary shareholders’ meeting held on April 27, 2017, the shareholders approved total directors’ fees of Ps.17,194,211 million for services rendered in 2016.

As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Incentive-based Retirement Plan for Senior Management and Directors

In December 2016, Supervielle approved an incentive-based retirement plan, which replaced certain existing compensation mechanisms. Members of our senior management and Board of Directors will be entitled to receive cash payments over time under the plan if certain performance targets are met. Fifty percent of the funds contributed by us to the plan will be released to individual plan accounts once the performance targets have been met, subject to compliance with waiting periods mandated by Argentine legislation. The remaining 50% will vest after an additional 12-month waiting period. The program is expected to cover up to 70 members of Supervielle’s senior management team and Board of Directors. We will monitor the eligibility and participation of the members as the program develops and expect to contribute approximately US$3.6 million per year to the program. This initial program was approved for a one-year period and can be cancelled or renewed in one-year time

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV Rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent.”  At present, Julio Patricio Supervielle, Jorge Oscar Ramirez, Atilio Dell’Oro Maini and Emérico Alejandro Stengel and are non-independent , whereas Richard Guy Gluzman, Laurence Nicole Mengin de Loyer, María Gabriela Macagni and Jorge Mocetti are

independent members of our board according to the criteria established by the CNV. See “Audit Committee” for further details about independence requirements of the members of our Audit Committee.

Corporate Governance

We have adopted a Corporate Governance Code to put into effect corporate governance best practices, which are based on strict standards regarding transparency, efficiency, ethics, investor protection and equal treatment of investors. The Corporate Governance Code follows the guidelines established by the CNV and the Central Bank. We have also adopted a Code of Ethics and an Internal Conduct Code, each designed to establish guidelines with respect to professional conduct, morals and employee performance.

Officers

Our management is comprised of our CEO, Julio Patricio Supervielle, who reports to the Board of Directors, our chief operating officer (“COO”), José Luis Panero, who is in charge of ensuring that the different companies in the group function in a coordinated manner, with synergy and efficiency, applying the strategic guidelines defined for each business unit, and our chief financial officer (“CFO”), Alejandra Naughton, who is in charge of the financial and accounting division. Both report to the CEO. Also our Chief of Legal Affairs and Compliance, Sergio Gabai, Our Chieff Risk Officer (“CRO”), Javier Conigliaro, our Chief Credit Officer, Javier Martinez Huerga, who is in charge of our global credit division, our Chief of Human Resources, Santiago Batlle, and our Chief of IT and Operations, Marcelo Vivanco, all of them reporting to the COO.

Also reporting to the Board of Directors are the CRO, Javier Conigliaro, and the Internal Audit Manager, Leandro Conti.

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956
José Luis Panero	Chief Operating Officer	Economics	December 29, 1964
Alejandra Naughton	Chief Financial Officer	Economics	September 22, 1962
Sergio Gabai	Chief of Legal Affairs and Compliance	Lawyer	April 26, 1967
Javier Conigliaro	Chief Risk Officer	Economist	November 16, 1964
Javier Martinez Huerga	Chief Credit Officer	Industrial Engineer	January 31, 1958
Santiago Batlle	Chief of Human Resources	Lawyer	April 16, 1973
Marcelo Vivanco	Chief of IT	Psychology and System Analysis	January 9, 1962
Claudia Andretto	Chief of Operations	Economist	May 8, 1960

The CEO has five main responsibilities:  (i) creating value for shareholders by monitoring the business units, (ii) bringing innovation to the provision of financial services, (iii) making sure that we deliver high quality and cost competitive services, (iv) leveraging key resources to provide support for the business units and (v) planning and executing acquisitions and alliances that fit into the corporate strategy.

The COO of Grupo Supervielle reports to the CEO and Chairman of Grupo Supervielle. His main responsibility is to ensure sustainable results in each of the companies of Grupo Supervielle as well as synergies and efficiencies inside the company. He is responsible for encouraging and coaching the CEO’s of each of our companies in order to pursue each of the strategic and business plans. As part of his role, the COO is responsible for the coordination of the different group support functions in order to guarantee not only cost efficiency but also alignment to group strategy

The CFO directs and oversees the finance, controlling, accounting and investor relations divisions. The finance division is responsible for capital planning and funding strategies. The controlling division is responsible for continuous evaluations of short-term and long-term strategic financial objectives, preparing financial trends analyses and analyses of forecasts, budgets and costs. The accounting division monitors compliance with generally accepted accounting principles and applicable federal, state and local regulations and laws, and rules for financial and tax reporting. The investor relations division is responsible for preparing and providing financial information to, and coordinating with, regulatory bodies and both domestic and international investors and analysts.

The Chief Legal Affairs and Compliance is in charge of ensuring that each of our businesses complies with internal policies and procedures within the legal framework established by regulatory authorities and with the applicable contractual requirements. In addition, the Chief of Legal Affairs and Compliance provides legal advice to Grupo Supervielle and each of its subsidiaries regarding business development, the prevention of legal risk and conflict resolution.

The CRO is responsible for developing and implementing an appropriate framework for the administration of overall risks that allows for the identification, evaluation, monitoring and mitigation of credit risk, financial risk (including market risk, interest rate risk and liquidity risk), as well as operational risks (including reputation risk) for each of our businesses.

The Chief Credit Officer is responsible for defining and putting into practice our global credit risk policies across all business units. The Chief Credit Officer utilizes common risk assessments and information collection platforms across all business units. He also maximizes the value we offer clients by facilitating the transit of clients across business units through credit policies designed specifically for upward sales and cross sales. In addition, the Chief Credit Officer maximizes penetration into different socio-economic segments through inclusive credit policies, while ensuring that pricing is consistent with risk levels. The Chief Credit Officer also manages and controls procedures related to credit risk and collection and recoveries for the purpose of safeguarding our assets, minimizing losses related to defaults and maximizing the protection of our businesses’ rights and interests.

The Chief of Human Resources is responsible for the design and implementation of human capital strategies. The human resource manager is in charge of global human resource policies across all business units. He functions as a strategic partner of top management to ensure that we attract and retain the talent necessary to achieve business growth. The Chief of Human Resources’s main strategies are:  consolidating our talent pool, developing a sustainable organization focused on clients and with competitive remuneration packages, spreading the Supervielle culture, which breeds innovation, work ethic, empowerment and merit recognition and maintaining high morale among employees.

The following are academic and professional backgrounds of our management members:

José Luis Panero has been appointed Chief Operating Officer (COO) in June 2016. He previously was the Bank’s Chief Executive Officer since April 2009. He received a degree in Economics from Universidad Nacional de Córdoba and a Master’s degree in Finance awarded by CEMA. In 2009, he also completed the General Manager Program (GMP 7) at Harvard Business School. From 1988 through 2002 he held several positions at Banco Suquía, including Planning and Capital Markets Manager. From 2002 through 2007, he worked at Banco Banex as Financial Manager and since the merger with the Bank Mr. Panero served as Head of the Bank’s Finance and Capital Markets department until April 2009 and Deputy CEO from 2006 to 2009. He was also member of our Board of Directors from 2007 to 2008 and member of the Boards of Directors of Tarjeta and Espacio Cordial. He is also currently Chairman of the Board of SAM.

Alejandra Naughton has been Chief Financial Officer of Grupo Supervielle since September 2011. She holds a degree in Economics from the Universidad de Buenos Aires and a post graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she was awarded the Expert in Finance and Management Accounting and Expert in Corporate Governance degrees; at the Federal Reserve Bank of New York where she was conferred the Expert in Management and Operations degree and at the International Monetary Fund where she was awarded the Expert in Safeguards Assessment degree. From 1994 to 2007 she served on the Central Bank’s staff in several senior positions, including that of Deputy General Manager (2003 to 2007) and Argentine Representative to the Governance Network at the Basle based Bank for International Settlements (Switzerland). During the years 2007 and 2008 she worked as a Consultant to the International Monetary Fund. As of the date of this annual report, she is also Chief Finance Officer at the Bank and she serves as Vice-Chairman of the Board of Directors of Espacio Cordial.

Sergio Gabai has been Chief of Legal Affairs and Compliance of Grupo Supervielle since May 2012. A graduate of the Universidad de Buenos Aires as an Attorney-at-Law, he also holds a Master’s degree in Economics and Insurance Law from the Universidad Católica Argentina and a Ph.D. in Management from University of Navarra’s

IESE Business School. He attended the Management Program for Lawyers at Yale University and participated of the Effective Leadership Program at Universidad Austral — IAE. He also attended the Innovation Program at Universidad de San Andrés and the Finance and Operative Efficiency Program at Wharton School. From 1998 through 2000, he was the Legal Affairs Assistant Manager at Bank Boston. From 2000 through 2007 he was in charge of BBVA Banco Francés Legal Services for the Banking Business Department. Currently, he serves as Director of SAM, and as Alternate Syndic for Sofital, Tarjeta Automática, and Supervielle Seguros.

Javier Conigliaro has been Chief Risk Officer of Grupo Supervielle since July 2016. Previously he served as Chief Risk Officer of Banco Supervielle from 2012 through 2016. With over 29 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral — IAE School of Business. Previous to his experience in Banco Supervielle, Mr. Conigliaro was the Head of Corporate Risk in Société Générale Argentina, a credit risk senior analyst in SocGen New York and in Beal WestLB Argentina.

Javier Martinez has been Chief Credit Officer of Grupo Supervielle since September 2012. He graduated from the Universidad de Buenos Aires as an Industrial Engineer and has a Master’s degree in Business Management from Universidad de El Salvador. From 1988 to 1993 he worked as the Head of Business Analysis at Banco Francés and from 1993 to 1995 as Business Manager of Banco del Sud. From 1996 to 2009 he worked at Banco Itaú Argentina as Risks and Credit Director. He later worked as an independent consultant and from 2010 to August 2012 he served as General Manager of Puente Hnos SGR.

Santiago Enrique Batlle graduated from Universidad Católica de La Plata as an Attorney at Law and received his Master’s degree in Business Administration Management from the School of Business and Management at IAE Universidad Austral. He also received a postgraduate degree in Human Resources from Universidad Argentina de la Empresa. He participated in the Senior Management Program at IAE Universidad Austral and other programs at Stanford, London Business School and Michigan University. From July 2000 to 2004, he served as Labor Relations Manager at Bank Boston NA, and from 2005 to March 2007 he served as their Human Resources Executive Director. From April 2007 to December 2010, he was Human Resources Executive Director at Standard Bank Argentina. He has served as Human Resources Head of Grupo Supervielle and Banco Supervielle since February 2011.

Marcelo Vivanco has been the Chief Technology Officer and Operations since February 2017 and prior to his appointment, he has been the Chief Technology Officer since September 2016 in Banco Supervielle, he served as Chief Technology Officer of LoJack Argentina. Previously, he held several senior positions at Banco Comafi, Banco Río de la Plata and Banco Galicia. He holds degrees in Information Technology and psychology. He holds a Master’s degree in Business Administration from Universidad del Salvador.

Claudia Andretto has been the Chief Operations Officer since February 2017 and the Bank’s Head of Processes and Services since February 2017. She holds a degree in Economics from the Universidad de Buenos Aires and participated on the Advanced Regional Management and Leadership Program at IAE. From 1982 through 1994, she worked at Banco Roca where she led the Organization and Methods Department. From 1994 through 1998, she worked at Exprinter Banco S.A. From 1999 through 2001, she worked at Banco San Luis as Product Leader. In 2001, she took office as Banco Banex Organization Manager and remained in that position until 2007. After the merger with the Bank, she continued heading the same department at the Bank until 2008, when she was appointed Head of Operations until February 2017.

For the biography of Mr. Julio Patricio Supervielle see “—Board of Directors.”

Compensation

The members of our management who rendered services during 2016 did not receive any compensation or fees for services rendered in such capacity.

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2017.

Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the Supervisory Committee are to monitor the compliance with Argentine Corporate Law, the bylaws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to:  (i) attending shareholders’ and Board of Directors’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board of Directors, (iii) monitoring the company’s corporate records and other documents, and (iv) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the Board of Directors.

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary and extraordinary shareholders’ meeting held on April 27, 2017. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent.

Name	Office	Beginning Date of Office	Profession	Date of Birth
Enrique José Barreiro	Syndic	June 8, 2009	Public Accountant	December 5, 1945
Carlos Alberto Asato	Syndic	June 8, 2009	Public Accountant	January 15, 1948
María Cristina Fiorito	Syndic	April 29, 2014	Lawyer	February 20, 1976
Carlos Enrique Lose	Alternate Syndic	June 8, 2009	Public Accountant	October 2,1943
Roberto Aníbal Boggiano	Alternate Syndic	June 8, 2009	Public Accountant	September 1,1955
Carlos Alfredo Ojeda	Alternate Syndic	May 17, 2010	Public Accountant	January 15,1944

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro received a degree in Public Accounting from Universidad Nacional de Lomas de Zamora. From 1969 through May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant for five years. From June 2000 through June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. From July 2007 through March 2008, he was an Assistant Accountant at the Bank. As of the date of this annual report, he is a Syndic for Grupo Supervielle, the Bank, CCF, Tarjeta, Espacio Cordial, Sofital, Supervielle Seguros and Viñas del Monte.

Carlos Alberto Asato graduated from Universidad de Buenos Aires’s School of Economic Sciences as a Public Accountant. From October 1969 to March 1998, he held several positions at Banco Quilmes, including Department Head. Since 1983, he has been managing his own accounting and tax consultancy firm, Carlos Asato y Asociados. He also renders services as an external consultant in finance, tax and costs to Estudio Bruno Matarazzo y Asociados S.A. He is also a professor in the Public Accounting, Administration and Foreign Trade programs at Universidad del

Museo Social Argentino. As of the date of this annual report, he is a Syndic for Grupo Supervielle, the Bank and Sofital.

María Cristina Fiorito is a lawyer with a degree from Universidad de Buenos Aires’s Law School, where she specialized in Criminal Law. She continued her studies at the Universidad de Salamanca, where she received a postgraduate degree in Criminal Law and Organized Crime, Corruption and Terrorism, as well as a degree in Specialist in Criminal Law. She also participated in the Executive Money and Assets Laundering Prevention Program at Universidad Di Tella and received a certification as a Specialist in Anti-Money Laundering (CAMS). As of the date of this annual report, Ms. Fiorito is a Syndic for Grupo Supervielle and the Bank.

Carlos Enrique Lose is a Public Accountant and member of the Faculty of Economics at the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important professional office, and later dedicated himself to providing business advice. He has taught on the Faculty of Economics at Universidad de Buenos Aires. He has taught courses at both private and professional institutions. He is a founding partner of Bermúdez, Lose & Asoc. He has published work in technical journals and is co-author of the book “Normas de Presentación de Estados Contables de Sociedades por Acciones”. As of the date of this annual report, he is an Alternate Syndic for Grupo Supervielle, the Bank, CCF and Espacio Cordial.

Roberto Aníbal Boggiano graduated from the Universidad de Buenos Aires with a degree in Public Accounting. He has attended post-graduate seminars on planning and corporate taxation. Mr. Boggiano has worked at several companies, including Celulosa Jujuy S.A., where he worked as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. Mr. Boggiano was until December 31, 2010 an Alternate Syndic of Fiorito Factoring S.A. As of the date of this annual report, he serves as an Alternate Syndic for Grupo Supervielle and Banco Supervielle.

Carlos Alfredo Ojeda is a Public Accountant. He graduated from the University of Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Peru. He was a Partner of a major national professional office until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has taught at the Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He has also been a speaker at various seminars and courses in his areas of specialty. He is a co-author of “Auditoria — Técnica y Práctica” (Editorial Junin) and “Normas para la Presentación de Estados Contables de Sociedades por Acciones” (Editorial Errepar). He is a contributor to the publication “Doctrina Societaria y Concursal” (Editorial Errepar). As of the date of this annual report, he serves as an Alternate Syndic for Grupo Supervielle.

Pursuant to Article 13 ter of our bylaws, and according to the provisions of Section 79 of Law No. 26,831, an extraordinary shareholders’ meeting may vote to eliminate our Supervisory Committee by meeting the requirements of applicable laws, including Article 79 of Decree No. 1023/2013.

Compensation

During the annual ordinary and extraordinary shareholders’ meeting held on April 27, 2017, the shareholders decided to pay, as compensation for services rendered during 2016, to Enrique José Barreiro, Carlos Alberto Asato and María Cristina Fiorito a sum of Ps. 6,960, Ps. 124,320 and Ps. 8,640, respectively.

Audit Committee

Pursuant to Law No. 26,831 and its implementing regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance, accounting, banking and audit matters. Under CNV regulations, at least a majority of the members of the audit committee must be independent directors.

Our audit committee is composed of no fewer than three independent members designated by our Board of Directors, who are independent under Rule 10A-3 under the Exchange Act (“Rule 10A-3”) and applicable NYSE standards.

Our audit committee is composed of three members who are financially literate, and one, Laurence Nicole Mengin de Loyer, is a financial expert.

We will take the necessary measures to ensure that independent alternate members are available in order to fill possible vacancies. A quorum for a decision by the audit committee will require the presence of a majority of its members and matters will be decided by the vote of a majority of those present at the meeting. A chairman of the committee must be appointed during the first meeting after members of the committee have been appointed. The chairman of the committee may cast two votes in the case of a tie. Pursuant to our bylaws, audit committee members may participate in a meeting of the committee by means of a communication system that provides for a simultaneous transmission of sound, images and words, and members participating by such means count for quorum purposes and the committee will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system. If the committee holds meetings by means of such communication system, it must comply with the same requirements applicable to Board of Directors’ meetings held in such way. Decisions of the audit committee will be recorded in a special corporate book and will be signed by all members of the committee who were present at the meeting. Pursuant to Section 17 Chapter III Title II of the CNV Rules, the audit committee must hold at least one regularly scheduled meeting every three months.

Pursuant to Law No. 26,831, the audit committee, among other things:

•                  advises on the Board of Directors’ proposal for the designation of external independent accountants and ensure their independence;

•                  oversees our internal control mechanisms and administrative and accounting procedures and assesses the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

•                  oversees our information policies concerning risk management;

•                  provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

•                  advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;

•                  advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

•                  verifies the fulfillment of any applicable rules of conduct; and

•                  issues grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

Additionally, the audit committee is required to prepare an annual working plan and present it to the Board of Directors and the Supervisory Committee. Members of the board, members of the Supervisory Committee and external independent accountants are required to attend the meetings of the audit committee if the audit committee so requests it, and are required to grant the audit committee full cooperation and information. The audit committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation.

The following chart shows the current membership of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on April 27, 2017.

Name	Position	Profession	Status(1)
Laurence Nicole Mengin de Loyer	Director, Chairlady of the Committee	Business Management (Financial Expert)	Independent
María Gabriela Macagni	Director	Chemical Engineer	Independent
Richard Guy Gluzman	Director	Lawyer	Independent

(1) Pursuant to Rule 10A-3.

Anti-Money Laundering and Anti-Terrorist Finance Committee

We have an anti-money laundering and anti-terrorist finance committee consisting of two members of our Board of Directors. Decisions of the Anti-Money Laundering and Anti-Terrorist Finance Committee are recorded in a special corporate book and signed by all members of the committee who were present at the meeting.

Among its duties, the anti-money laundering and anti-terrorist finance committee must:

•                  oversee the adequacy, appropriateness and effectiveness of our internal control systems to ensure the reasonableness, reliability, adequacy and transparency of our consolidated financial statements, financial and accounting information and our consolidated financial statements and information;

•                  maintain an understanding of and ensure timely and appropriate responses regarding compliance with applicable rules and matters related to money laundering, conduct in the securities markets, data protection, reporting requirements and enforcement actions;

•                  ensure that the Code of Ethics and Internal Conduct Code comply with current rules and regulations,

•                  maintain an understanding of procedures to ensure that they are complete and up-to-date and approve such procedures to then bring them before the Board of Directors for its consideration and approval;

•                  advise Grupo Supervielle on its financial, reputational, legal and operative risks, and oversee compliance with policies designed to mitigate these risks;

•                  evaluate and improve the quality of Grupo Supervielle’s customer service, risk control and operations;

•                  ensure the proper intervention of the Board of Directors with respect to the approval of decisions adopted by the committees when required by corporate governance rules and to oversee compliance with these rules;

•                  oversee the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses; and

•                  oversee the compliance with current applicable anti-money laundering rules and ensure that Grupo Supervielle and its subsidiaries are in compliance with best practices related to anti-money laundering; and ensure that the anti-money laundering and anti-terrorist finance committee has a rapporteur member with knowledge relating to anti-money laundering and anti-terrorism finance who from time to time presents a report to the anti-money laundering and anti-terrorist finance committee regarding the state and relevant facts relating to each of Grupo Supervielle’s subsidiaries.

Additionally, the anti-money laundering and anti-terrorist finance committee must prepare an annual working plan and present it to the Board of Directors and the Supervisory Committee. Members of the board, members of the Supervisory Committee and external independent accountants must attend the meetings of the anti-money laundering and anti-terrorist finance committee if the committee so requests it, and must grant the anti-money laundering and anti-terrorist finance committee full cooperation and information. The anti-money laundering and anti-terrorist finance committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation.

The following table sets forth the members of the anti-money laundering and anti-terrorist finance committee.

Name	Position
Emérico Alejandro Stengel	Director, Chairman of the Committee, Responsible Officer before FIU (1)
Atilio Dell’Oro Maini	Director, Alternate Responsible Officer before FIU (1)
Juan Cuccia	Head of AML, Rapporteur Member

(1)  FIU: Financial Information Unit (Unidad de Información Financiera)

Risk Management Committee

The risk management committee is composed of two of our directors and members of the management team, and of our main subsidiaries.

Our risk management committee performs the following functions:

•                  develops strategies and policies for the management of credit risk, market risk, interest rate risk, liquidity risk, operational risk and other risks that could affect us, makes sure our strategies and policies are in line with regulations and best practices and oversees their correct implementation and enforcement and defines Grupo Supervielle’s risk appetite and tolerance and the global risk profile for the approval of the Board of Directors;

•                  approves limits relating to the management of credit risk, market risk, interest rate risk and liquidity risk, and monitors the evolution of key indicators relating to operational risk, which includes a map of risks used by the trading desk for trading operations and the map of risks for investment operations at a consolidated level;

•                  periodically monitors the risks that Grupo Supervielle faces and the application of strategies and policies designed to address such risks;

•                  defines the general criteria for pricing risk;

•                  evaluates the adequacy of capital with respect to Grupo Supervielle’s risk profile;

•                  defines policy and the methodological framework for performing stress tests with respect to risk management, approves scenarios for conducting individual stress tests for particular and general risks, evaluates and discusses the results of the stress tests that are presented and recommends contingency plans to address such risks, utilizes the results of the stress tests for the consideration of establishing or revising the limits and brings all of the results of the tests to the Board of Directors for approval;

•                  designs effective information channels and systems for the Board of Directors related to risk management;

•                  ensures that ours subsidiaries’ management compensation plans incentivize a prudent level of each risk;

•                  approves risk management quantitative models and monitors the effectiveness of such models; and

•                  remains aware of the memos and rules related to risk published by each regulatory agency that regulates any of our subsidiaries, as well as understands the repercussions that the application of such memos or rules could have on our operations.

The following table sets forth the members of the risk management committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Jorge Oscar Ramírez	Director
Emérico Alejandro Stengel	Director
José Luis Panero	Chief Operating Officer (COO)
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Javier Martínez Huerga	Chief Credit Risk Officer (CCRO) of Banco Supervielle, Permanent Invitee
Hernán Oliver	Head of Global Markets of Banco Supervielle, Permanent Invitee
Sabrina Roiter	Credit Risk and Business Continuity Manager of Banco Supervielle, Permanent Invitee
Fernando Bodasiuk	Financial Risks Manager of Banco Supervielle, Permanent Invitee

Credit House Limit Committee

The Credit House Limit committee is composed of at least three members of our Board of Directors, one of whom is the Chairman of the Board. The CEO of the Bank, the CCRO and the Bank’s heads of Retail Banking and/or Corporate Banking and/or Global Markets, are also members. The CCRO acts as chairman of the committee.

The Credit House Limit Committee is the highest authority in our and our subsidiaries’ credit risk decision-making structure with respect to assessing situations in which any credit approval limit is exceeded.

Our Credit House Limit committee performs the following functions:

•                  Approves credit policies and each of our subsidiaries’ credit approval limits.

•                  Reviews and establishes credit risk limits for our subsidiaries relating to facilities, duration, guarantees, special circumstances and environmental risks in connection with financing projects.

•                  Confirms the credit policies approved by the board of directors of each of our subsidiaries.

•                  Oversees the performance of each of our subsidiaries’ credit committees.

A quorum is established when more than half of the committee’s members are present and requires the presence of the chairman of the committee and at least two directors. A quorum of the majority of members present at the assembly is required to make any decision, and each of the directors may veto such decision. In the case of a tie, our CEO will have the deciding vote.

The following table sets forth the members of the Credit House Limit committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board
Jorge Oscar Ramírez	Director
Emérico Alejandro Stengel	Director
Nerio Peitiado	CEO of Banco Supervielle
Javier Martínez Huerga	Chairman of the Committee, CCRO of Banco

Name	Position
Supervielle
Germán Magnoni	Head of Corporate Banking of Banco Supervielle
Hernán Oliver	Head of Global Markets of Banco Supervielle
Beatriz de la Torre	Head of Retail Banking of Banco Supervielle

When the agenda for the meeting relates to policy, the Chief Risk Officer and Head of Credit Risk of Institutional Relations must join the committee as voting members.

Ethics, Compliance and Corporate Governance Committee

The ethics, compliance and corporate governance committee monitors the implementation and enforcement of the corporate governance code for Grupo Supervielle and its subsidiaries, and the execution of the Ethics and Compliance Program. The ethics, compliance and corporate governance committee makes sure that we and our subsidiaries comply with the guidelines established by Communication “A” 5201 of the Central Bank, the Capital Markets Law (Ley de Mercado de Capitales) and the CNV Rules. Among its duties, the ethics, compliance and corporate governance committee monitors the structure of our Board of Directors and committees and establishes the basic objectives that the Board of Directors and management must follow with respect to their activities and businesses.

The ethics, compliance andcorporate governance committee periodically evaluates the operations and compliance levels of the Board of Directors and each of the existing committees, and may issue recommendations to improve efficiency. It also organizes annual training sessions with assistance from the Human Resources Manager. The ethics, compliance and corporate governance committee defines the policies and governing proceedings as to the Ethics and Compliance Program and is also in charge of engaging with local regulators (such as the CNV, Central Bank, MERVAL, MAE and IGJ), international regulators and enforcing agencies, and ensuring compliance with each recommendation or proposal issued by them. The corporate governance committee also makes recommendations to our Board of Directors regarding how to comply with applicable guidelines established by the Basel accords.

The following table sets forth the members of the corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Nicole Mengin de Loyer	Director
María Gabriela Macagni	Director
José Luis Panero	Chief Operating Officer (COO)
Sergio Gabai	Chief of Legal Affairs and Compliance, Invitee Member
Javier Conigliaro	Chief Risk Officer (CRO), Invitee Member
Leandro Conti	Head of Internal Audit of Banco Supervielle, Invitee Member

Human Resources Committee

The human resources committee approves and monitors our compensation policies. The committee helps create compensation policies and job performance evaluation systems.

Our human resources committee performs the following functions:

•                  brings to the Board of Directors proposals for nominations of the directors of Group Supervielle and its subsidiaries and all other officials that the Board of Directors appoints;

•                  proposes to the Board of Directors compensation policies for the directors;

•                  carries out an annual report regarding director compensation policies and submits its conclusions and recommendations to the Board of Directors;

•                  gathers information about the periodic evaluations of the staff of Group Supervielle and its subsidiaries;

•                  determines the search method for directors, whether through a third party from an external consulting firm that specializes in human resources or directly; and

•                  approves any external consulting firm that specializes in human resources.

The following table sets forth the members of the human resources committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Jorge Oscar Ramírez	Director
María Gabriela Macagni	Director
Jorge Luis Mocetti	Director
Santiago Batlle	Chief Human Resources Officer, Secretary of the Committee, Permanent Invitee

Disclosure Committee

The disclosure committee is responsible for the following tasks:

•                  supervise our system of controls and disclosure procedures to ensure (i) that the information required to be made known to the public (directly or through regulatory bodies) is recorded, processed, summarized and reported accurately and in a timely manner.

•                  evaluate the effectiveness of disclosure controls and procedures to determine the need or desirability of making changes to those controls and procedures in relation to the preparation of the next periodic reports.

•                  review of any information related to a material fact that must be submitted to the Argentine Securities and Exchange Commission, Buenos Aires Stock Exchange, Mercado Abierto Electrónico S.A., Securities and Exchange Commission, New York Stock Exchange, the Argentine Central Bank, the Superintendency of Insurance, and any other regulatory body with which it interacts and which relates to (i) mandatory reports; (ii) press release containing financial information, information on significant or material transactions; (iii) publication of relevant facts, (iv) oral communication and written correspondence for dissemination to shareholders and investors; and (v) any other relevant piece of information that should be communicated.

•                  propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Laurence Nicole Mengin de Loyer	Director, Chairlady of the Committee
Jorge Oscar Ramírez	Director
Atilio Dell’Oro Maini	Director
José Luis Panero	Chief Operating Officer (COO)
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Gabai	Chief of Legal Affairs and Compliance
Ana Bartesaghi	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee

Name	Position
Leandro Conti	Head of Internal Audit of Banco Supervielle
Mariano Biglia	Head of Accountancy of Banco Supervielle

Banco Supervielle S.A.’s Board of Directors

Our main subsidiary, the Bank is managed by its Board of Directors, which is currently comprised of seven members. As of the date of this annual report, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than nine directors, and appoint an equal or lesser number of alternate directors. Any director so appointed will serve for two years. The elections of our Board of Directors are staggered. As of the date of this annual report, one half of the members of our Board of Directors are elected each year. While directors generally serve two-year terms, in the event of an increase or decrease in the number of directors serving on our board, the shareholders’ are authorized to appoint directors for a period of less than two years. Directors may be reelected and will remain on their duties until their replacements take their positions.

On July 19, 2010, the Board of Directors approved a revised version of the Bank’s corporate governance model, which contains most of the recommendations made by the Central Bank and CNV regarding corporate governance. Such model provides guidelines regarding decision-making by our Board of Directors, as well as certain guidelines for the committees reporting to the Board of Directors. This corporate governance model may change in the future in consideration of the recommended guidelines in Communication “A” 5201, approved by the Central Bank on May 9, 2011. Among other things, the model incorporates provisions to the Board of Directors’ regulations, such as:

•                  The Board of Directors shall meet on a monthly basis in order to discuss policies, strategic issues and business, and other customary issues such as provisions, budgetary divergences, portfolios, etc.

•                  The Board of Directors shall meet on a quarterly basis in order to analyze:  (i) operational risks and regulatory compliance, (ii) prevention of money laundering and financing of terrorism, (iii) auditing, (iv) information technology, (v) human resources, (vi) credit risks, and (vii) implementation of the Bank’s strategic plan.

The following table sets forth information about the members of the Bank’s Board of Directors, which is currently comprised of five members:

Name	Title	Year of Election to the Board	Date of Expiration of Term	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	April 15, 2018	December 13, 1956
Emérico Alejandro Stengel	Second Vice-Chairman of the Board	2010	April 28, 2017	December 17, 1962
Carlos Martín Noel	Director	2005	April 28, 2017	March 5, 1948
Atilio Dell’Oro Maini	Director	2011	April 15, 2018	February 13, 1956
Jorge Oscar Ramirez	Director	2016	April 15, 2018	June 26, 1961

Richard Guy Gluzman resigned from the position of Director and First Vice-Chairman of the Board on April 27, 2017.

Laurence Nicole Mengin de Loyer was a member of the Board until September 22, 2016.

All of the appointed directors were approved by the Central Bank to be members of the Board of Directors as required by Central Bank regulations.

Pursuant to Section 11, Chapter III, Title II of the CNV Regulations, we note that none of the directors qualify as an independent director.

Set forth below is a brief biographical description of Carlos Martín Noel. For biographical descriptions of the rest of the Bank’s directors, see “—Board of Directors.”

Carlos Martín Noel received a degree in Industrial Engineering from the Universidad Católica Argentina. He completed various technical and management seminar courses at different institutions in Argentina. From 1970 to 1984, he was member of the Board of Directors and held management positions in manufacturing, marketing and IT divisions at the former Noel y Cia. SA, a family owned food company. From 1984 to 1992 he held different management positions in companies in the food industry. In December 1991, he joined the Board of Directors of the then recently created Exprinter Bank and thereafter he was a board member of related banks, such as Banco San Luis, Banco Banex, Banco Regional de Cuyo and the Bank’s board until April 2009 when he became Corporate Secretary of the Bank’s Board and of our Board. He also held management positions in the Bank’s IT, Human Resources and Anti-money Laundering departments, and has been member of different Committees such as the Audit Committee, IT, Anti-money Laundering/Counter-Terrorism Financing, Human Resources and Operational Risk. He currently serves as Director of the Bank, CCF and Tarjeta. He is also the Chairman of the Board of Sofital.

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall short term and strategic objectives and reports to the CEO. The following table sets forth certain relevant information on the Bank’s current executive officers and its senior management as of the date of this annual report:

Name	Position	Date of Birth	Year of Appointment
Nerio Peitiado	Chief Executive Officer	January 12, 1965	2016
Germán Magnoni	Head of Corporate Banking	September 24, 1969	2012
Beatriz de la Torre	Head of Retail Banking	January 12, 1965	2016
Javier Martínez Huerga	Chief Credit Officer	January 31, 1958	2012
Hernán Oliver	Head of Global Markets	June 2, 1973	2009
Alejandra Naughton	Chief Finance Officer	September 22, 1962	2012
Sergio Gabai	Head of Legal and Compliance	April 26, 1967	2012
Marcelo Vivanco	Chief Technology Officer and Operations	January 9, 1962	2016
Claudia Andretto	Head of Processes and Services	May 8, 1960	2008
Leandro Conti	Head of Internal Audit	February 16, 1972	2007
Santiago Batlle	Chief Human Resources Officer	April 16, 1973	2011
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2016

Set forth below are brief biographical descriptions of the members of the Bank’s senior management.

Nerio Peitiado was appointed CEO of Banco Supervielle in 2016. He previously served as the Bank’s Head of Retail Banking since August 2009. He holds a degree in Business Administration from Universidad de Buenos Aires and a Master’s degree in Business Administration from the University of Texas. From 1994 through 1999 he was an associate at Mc. Kinsey & Co. From 1999 through 2004 he held the position of General Manager at Formatos Eficientes (EKI). From 2004 through 2005 he was General Manager at Valle de las Leñas. From 2005 to August 2009 he was General Director at Entertainment Depot.

Germán Magnoni has been the Bank’s Head of Corporate Banking since the year 2012. He graduated as a Public Accountant at the Universidad de Morón. He holds a Master’s degree in Business Administration from CEMA. He took part of the Banking Management Program at UTDT and the Advanced Management Program at IAE. He was in charge of the Leasing Department at Banco Supervielle until 2012. At Societé Générale Argentina he led the office of Large Corporations and Fiduciary Business. Before that, he worked for seven years in Corporate Sales at Banco Río (Santander).

Beatriz de la Torre has been Head of Retail Banking since November 2016. She has over 30 years of industry experience. Prior to her appointment, she served as Senior Advisor for Banco de la Nación Argentina. Previously, she was Head of Retail Banking at Itaú Argentina from 2009 to 2015. She was also Retail Banking Manager at Standard Bank Argentina, formerly Bank Boston, from 2005 to 2009 and held several Retail Banking and Technology Managerial positions at Bank Boston and Deutsche Bank.

Hernán Oliver has been the Bank’s Head of Global Markets since May 2009. He holds a degree in Economics from the Universidad Católica Argentina as well as a Master’s degree in Finance from CEMA. Over the 1996 - 1997 period, he worked at Bank of America. From 1997 to 2002, he served as Finance Department Senior Trader at Banco General de Negocios. He then worked at Banco Finansur Finance Department until 2004, when he was hired as the Head of the Trading Desk at Banco Banex (at present Banco Supervielle). He has also been appointed as Alternate Director of Mercado Abierto Electrónico, the most important electronic securities and foreign currency trading market in Argentina.

Leandro Conti has been the Bank’s Head of Internal Audit since September 2007. He graduated from the Universidad Nacional de La Plata as a Public Accountant and attended the Advanced Management Program at the IAE Business School and he also holds the CIA (Certified Internal Auditor) certification conferred by the Institute of Internal Auditors. In the period 1997 through 2006, his career progressed at Price Waterhouse and Co. S.R.L up to the Audit Manager position. From 2006 to 2007, he held the position of Audit Manager at Banco Santa Cruz S.A.

For the biographies of Mr. Javier Martínez Huerga, Ms. Alejandra Naughton, Mr. Sergio Gabai, Mr. Javier Conigliaro, Mr. Santiago Enrique Batlle and Mr. Marcelo Vivanco and Ms. Claudia Andretto. See “—Officers.”

Committees Reporting to Banco Supervielle S.A.’s Board of Directors

In accordance with Central Bank regulations, the Bank has several committees under the supervision of its Board of Directors:  the audit committee (Communications “A” 5042 and 2525), the information technology committee (Communication “A” 4609) and the committee on control and prevention of money laundering and financing of terrorism (Communications “A” 4363 and “A” 4459). In addition, the Bank also adheres to the terms and conditions of the codes of regulations of the ethics, compliance and corporate governance committee, of the risk management committee and of the human resources committee of Grupo Supervielle as its controlling shareholder. Each of the Bank’s board committees has its own code of regulation. Each committee must report to the Board on a periodical basis and submit an annual report.

Banco Supervielle S.A.’s Audit Committee

The audit committee is formed by at least two members of the Bank’s Board of Directors and its internal audit manager. The Board of Directors appoints the members of the audit committee for a term of two or three years. The CEO is invited to attend the meetings.

The audit committee is responsible for assisting the Board of Directors in the supervision of the consolidated financial statements, controlling compliance with policies, processes, procedures and rules set forth for each of the Bank’s business areas and for evaluating and approving the corrective measures proposed by the internal audit area.

The following table sets forth the members of the audit committee:

Name	Position
Emérico Alejandro Stengel	Director, Chairman of the Audit Committee
Jorge Oscar Ramírez	Director
Leandro Conti	Head of Internal Audit

Banco Supervielle S.A.’s Information Technology Committee

The information technology committee is formed by five members, appointed by the Board of Directors.

The information technology committee is responsible, among other things, for the following activities:  (i) controlling the adequate operation of the information technology environment and its efficiency; (ii) taking notice of the information technology and systems plan and reviewing it; (iii) periodically evaluating such plan and the level of compliance with it; (iv) reviewing reports related to information technology; and (v) maintaining an adequate dialogue with the external auditing division of the Superintendency.

Name	Position
Emérico Alejandro Stengel	Director, Chairman of the Committee
Nerio Peitiado	Chief Executive Officer (CEO)
Marcelo Vivanco	Chief Technology Officer and Operations
Leandro Conti	Head of Internal Audit
Fabián Romero	Infrastructure and Technology Manager
Gabriel Grande	Systems Development Manager
Julieta Montes	Risk, Governance and IT Compliance Manager
Esteban Bietti	Information Security Manager
Cristina Amitrano	Architecture and Continues Improvement Manager
Walter Villar	Testing & QA Manager
Alejandra Blanco	Head of IT Financial Performance
Roberto Petronio	Head of Innovation
Gustavo Pereyro	Head of IT Performance

Banco Supervielle S.A.’s Committee on the Control and Prevention of Money Laundering and Financing of Terrorism

The committee on the control and prevention of money laundering and financing of terrorism is formed by six members, two of which are permanent guests. The Board of Directors appoints the members of the control and prevention of money laundering and financing of terrorism committee for a term of 2 or 3 years.

The committee on the control and prevention of money laundering and financing of terrorism analyzes the general policies and strategies with respect to control and prevention of money laundering and financing of terrorism developed by the senior management and submits such policies and strategies, together with its recommendations, to the Board of Directors in order to get its approval. In addition, this committee is responsible for the application of the general policies and strategies approved by the Board of Directors, approving the internal procedures necessary to assure compliance with the legal framework and policies effective over such areas, promoting the implementation of such policies and controlling compliance.

The following table sets forth certain relevant information on the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Emérico Alejandro Stengel	Director, Chairman of the Committee, Responsible Officer before FIU
Atilio Dell’Oro Maini	Director, Alternate Responsible Officer before FIU
Nerio Peitiado	Chief Executive Officer (CEO)
Sergio Gabai	Chief of Legal Affairs and Compliance
Juan Cuccia	Head of AML, Rapporteur Member

Banco Supervielle S.A.’s Risk Management Committee

The Risk Management Committee sets forth policies and limits to financial risks (including market risk, credit risk, liquidity risk, interest rate risk, exchange risk and other risks) and submits to the Board of Directors the appropriate proposals. Furthermore, this committee supervises the degree of correlation between the risks assumed and the risk profile set forth by the Board of Directors, and analyzes and approves investment and funding policies.

The Risk Management Committee is formed by at least three (3) members of the Board of Directors. The CEO, CFO, Head of Global Markets, Chief Credit Officer, Head of Risk, Legal, Compliance and AML, and the Risk Officer are also members of this committee. The Chairman of the Risk Committee of Grupo Supervielle and the Head of Internal Audit are permanent invitees to their meetings.

Banco Supervielle S.A.’s Credit Committee

The Bank’s credit committee is formed by two directors and the Bank’s CEO, Chief Credit Officer, the Head of Corporate Banking and certain Corporate Banking Officers. The Chairman of the Risk Committee of Grupo Supervielle is a permanent invitee to their meetings.

Banco Supervielle S.A.’s Human Resources Committee

The Bank’s Human Resources Committee is composed of two directors and the Bank’s Chief Human Resources Officer. The Vice Chairman of Grupo Supervielle and the Bank’s CEO are permanent invitees to their meetings.

Banco Supervielle S.A.’s other management committees

The Bank has other management committees, such as the Executive Committee, formed by the CEO and the Senior managers, the Assets and Liabilities Committee, the Retail Banking Credit Committee, and the Operational and Reputational Risk Committee.

Management of Our Other Subsidiaries

The senior management of our other subsidiaries is in charge of the implementation and execution of those subsidiaries’ overall short-term and strategic objectives and reports to the respective CEOs of those companies. The CEO of CCF and Tarjeta is Carlos Depalo, the CEO of SAM is Guillermo Guichandut, the CEO of Supervielle Seguros is Diego Squartini, and the CEO of Espacio Cordial de Servicios is Juan Martin Monteverdi.

Set forth below are brief biographical descriptions of the CEOs of our other subsidiaries.

Carlos Depalo has been Chief Executive Officer of CCF since 2011. He graduated from Universidad de Buenos Aires as a Public Accountant and attended the Advanced Management Program at The IAE Business School. Between 2004 and 2011 he worked at GE Money (General Electric) serving as Sales & Marketing Director. During 2004 he held the position of Alternative Channels Manager at Banco Comafi. From 2001 to 2003, he served as Business Planning Manager at Orígenes AFJP. From 1996 to 2001 he held Business Management positions at Banco Río (Santander).

Guillermo Guichandut has served as CEO of SAM since 2005. He received a degree in public accounting from Universidad Nacional de la Plata, and has completed a masters in Banking Management at the Universidad del CEMA. He is currently an Adjunct Professor of financial mathematics in the Economics department of the Universidad Nacional de la Plata. He is a member of the Executive Committee of the Argentine Chamber of Mutual Funds and President of its Communication Commission. Mr. Guichandut has vast experience in the financial sector, having worked at Bank of Boston and Banco Société Générale Argentina until his appointment as General Manager at SAM in 2005.

Diego Squartini has been Chief Executive Officer of Supervielle Seguros since 2013. He obtained a degree in Economics and a Master’s degree in Business Management from Universidad Nacional de Cuyo. He also attended the Leadership Program at Universidad Austral. From 2010 to 2013, he served as Regional Manager at Banco Supervielle. From 2004 to 2010 he was the Financial Manager at Banco Regional de Cuyo. From 2000 to 2004, he worked as Corporate Business Manager and from 1995 to 2000 as Branch Manager, also at Banco Regional de Cuyo.

Juan Martin Monteverdi has been Chief Executive Officer of Cordial Servicios since April 2014. He studied Business Management at the Universidad Nacional de Quilmes and took courses in Management, Leadership and Sales at IAE Business School and Universidad Austral. From June 2011 to April 2014 he was the Branch Network Manager at Banco Supervielle. From July 2009 to July 2011 he was the Territorial Manager for Retail Banking and since 2006 he held several managerial positions also at Banco Supervielle.

Employees

We had 4,982 employees at December 31, 2016, 4,843 employees at December 31, 2015 and 4,579 employees at December 31, 2014.

At the holding company we had 6 employees at December 31, 2016 and at December 31, 2015 and 5 employees at December 31, 2014. At December 31, 2016, 2015 and 2014 the Bank had 3,522, 3,398 and 3,200 employees, respectively. At December 31, 2016, 67% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union. All management positions in the Bank are held by non-union employees. At December 31, 2016, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

At December 31, 2016, 2015 and 2014, CCF had 703, 701 and 944 employees, respectively. At December 31, 2016, 62% of CCF’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio), which regulates labor contracts of non-banking, financial institutions. The remaining 38% of employees, all managers and some senior analysts, were covered only by general contractual labor laws. In addition, at December 31, 2016, 1.6% of CCF’s employees were members of the Commerce Employees Union (Sindicato de Empleados de Comercio).

At December 31, 2016, 2015 and 2014, Tarjeta had 487, 479 and 205 employees, respectively. At December 31, 2016, 85.9% of Tarjeta’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 4.1% of employees, all managers and some senior analysts, were covered by general contractual labor laws.

At December 31, 2016, 2015 and 2014, Cordial Microfinanzas had 51, 66 and 61 employees, respectively. As of December 31, 2016, the collective bargaining agreement Convenio de Comercio covered 31% of Cordial Microfinanzas’s employees and the collective bargaining agreement Convenio Colectivo de Viajantes de Comercio No. 308/75 covered 51% of Cordial Microfinanzas’s employees. The remaining 19% of Cordial Microfinanzas’s employees were covered by general contractual labor laws. At December 31, 2016, there was a no union members. On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas to purchase their shares of Cordial Microfinanzas S.A. Total transfer of the shares was performed on March 31, 2017.

At December 31, 2016, and 2015 SAM had 11 employees and 9 in December 31, 2014. Employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

At December 31, 2016, 2015 and 2014, Espacio Cordial had 120, 113 and 101 employees, respectively. At December 31, 2016, 93% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, at December 31, 2016, 67.5% of Espacio Cordial’s employees were union members.

At December 31, 2016, Supervielle Seguros had 82 employees. At December 31, 2016, 7 out of 82 of its employees were union members from the Sindicato del Seguro de la República Argentina. At December 31, 2016, 80 out of 82 employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros.

Grupo Supervielle has grown significantly since 2001. As of December 31, 2016, Grupo Supervielle had 4,982 employees, as compared to December 31, 2001, when the Bank (operating under the name Banco San Luis S.A., Banco Comecial Minorista) had 515 employees.

Compensation

Labor relations in Argentina are governed by specific legislation, such as labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups together companies according to industry sectors and by trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. In the banking sector, salaries are established on an annual basis through negotiations between the chambers that represent the banks and the banking employees’ trade union. The National Labor Ministry mediates between the parties and ultimately approves the annual salary increase to be applied in the banking activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the banking union and to whom the collective bargaining agreement applies.

For the past ten years, negotiations have taken place during the first half of the year.

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increases or variable compensation schemes.

Item 7.                            Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

As of April 27, 2017, we had 363,777,615 outstanding shares of common stock, consisting of 126,738,188 Class A shares and 237,039,427 Class B shares, all with a par value of Ps.1.00 per share.  Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of April 27, 2017, we had approximately 470 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of April 27, 2017 for each of our shareholders. As of such date, 153.3 million of our Class B shares (in the form of ADS) were held in the United States.

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 vote	Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Julio Patricio Supervielle	126,738,188	69,003,030	195,741,218	53.807934%	702,693,970	80.70167%
Public Offer	—	168,036,397	168,036,397	46.192066%	168,03,397	19.29833%
Total	126,738,188	237,039,427	363,777,615	100.00%	870,730,367	100.00%

An in-kind capital contribution by Mr. Julio Patricio Supervielle of 7,672,412 non-endorsable ordinary registered shares of Sofital S.A.F e I.I. to Grupo Supervielle was approved at a shareholders’ meeting of Grupo Supervielle held April 27, 2017. As a result of this transaction, the number of Grupo Supervielle’s total shares will increase for an amount of up to Ps.8,032,032, represented by up to 8,032,032 ordinary Class B shares, once the period to exercise preemptive rights and accretion rights by the shareholders has closed.

The capitalization of such in-kind contribution is subject to regulatory approval by the CNV and registration by the IGJ, which are pending as of the date of this annual report.

Share Ownership of Banco Supervielle S.A.

As of April 27, 2017, the Bank had 638,283,062 outstanding shares of common stock, consisting of 930,371 Class A shares and 637,352,691 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 27, 2017:

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote	Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Grupo Supervielle, S.A. (1)	830,698	613,412,808	614,243,506	96.2337%	617,566,298	96.193%
Sofital S.A.F.e I.I.	49,667	23,131,588	23,181,255	3.6318%	23,379,923	3.642%
Other shareholders	50,006	808,295	858,301	0.1345%	1,058,325	0.165%
Total:	930,371	637,352,691	638,283,062	100.00%	642,004,546	100.000%

Item 7.B                   Related Party Transactions

Other than as set forth below, we are not a party to any material transactions with, and have not made any loans to any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by us; (ii) associates (i.e., an unconsolidated enterprise in which we have a significant influence or which has significant influence over us); (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, as applicable, and close members of any such individual’s family (i.e., those family members that may be expected to influence, or be influenced by, that person in their dealings with us, as applicable); (iv) key management personnel (i.e., persons that have authority and responsibility for planning, directing and controlling our activities, including directors and senior management of companies and close members of such individual’s family); or (v) enterprises in which a substantial interest is owned, directly or indirectly, by any person described in (iii) or (iv) over which such a person is able to exercise significant influence nor are there any proposed transactions with such persons. For purposes of this paragraph, this includes enterprises owned by our directors or major shareholders that have a member of key management in common with us, as applicable. In addition, “significant influence” means the power to participate in the financial and operating policy decisions of the enterprise, but means less than control. Shareholders beneficially owning a 10% interest in our voting power are presumed to have a significant influence on us.

Management Services

To the extent that there are no conflicts of interest, we lend management services to our subsidiaries, the Bank, Tarjeta, SAM, Sofital, CCF and Espacio Cordial. We also have provided management services to Adval, which was one of our subsidiaries until May 30, 2014, when we entered into an agreement to sell 100% of our stake in Adval to unrelated third parties. Since 2009, we have also rendered management services to our subsidiary Viñas del Monte S.A. Our services include:  financial and commercial advisory services, fiscal planning and optimization, defining auditing policies, developing and evaluating upper management, elaborating annual budgets, planning and developing complementary activities and defining the mission of related companies and policies related to social responsibility. These services are provided pursuant to agreements that provide that our subsidiaries will indemnify us for any claim, damage, liability, tax, cost and expense incurred or suffered by us in connection with financial transactions in which such subsidiaries were engaged. The management’s fees are equal to the ordinary and extraordinary costs incurred plus a mark-up of 20% plus 21% VAT. If the services to be provided are of an extraordinary nature, we have the right to additional compensation, the amount of which shall be determined in each case.

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the periods indicated:

	Year ended December 31,
	2016		2015		2014
	(in thousands of Pesos, plus VAT)
Bank	Ps.	36,400	Ps.	20,800	Ps.	19,532
Tarjeta	132		288		240
Cordial Microfinanzas	166		107		90
SAM	408		317		256
Adval	—		—		24
Sofital	60		60		60
Viñas del Monte	12		12		12
CCF	2,880		2,028		1,769
Espacio Cordial	170		156		126
Total	40,228		23,766		22,109

On March 1, 2016 we entered into an agreement with the Bank for the provision of accounting, treasury and legal services.

Offer to Provide Operator Services

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative and treasury services to us.  We will pay the Bank Ps.32.000 (plus 21% VAT) per month for such services. In addition, we will pay the Bank Ps.8.000 (plus 21% VAT) per month for institutional services. The Bank’s services include, among others: accounting records of daily transactions and closing entries, preparation of financial statements, management of accounting records, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial, CCF and Cordial Microfinanzas granting them licenses to use certain of our trademarks (including our trademarks for “Cordial,” “Cordial Servicios,” “Cordial.com,” “Cordial Servicios Pensados para vos,” “Cordial mucho más que efectivo,” “Cordial Negocios,” “Cordial Negocios un impulso para tus proyectos”). We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. Pursuant to these agreements, we received fees from these companies in 2016 in a total amount of Ps.4.1 million.

Financial Loans

Some of our directors and the directors of the Bank have been involved in certain credit transactions with the Bank as permitted by Argentine law. The Argentine Corporate Law and the Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC.

The Bank is required by the Central Bank to present to its Board of Directors, on a monthly basis, the outstanding amounts of financial assistance granted to directors, controlling shareholders, officers and other related entities, which are transcribed in the minute books of the Board of Directors. The Central Bank establishes that the financial assistance to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public.

The financial assistance granted to our directors, officers and related parties by the Bank was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties, and did not involve more than the normal risk of collectability or present other unfavorable features.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the periods indicated.

	As of December 31
	2016	2015	2014
	(in thousands of Pesos)
Aggregate total financial exposure	281,620	207,787	161,782
Number of recipient related parties	78	79	75
(a) individuals	69	70	66
(b) companies	9	9	9
Average total financial exposure	3,611	2,630	2,157
Single largest exposure	79,709	73,499	60,575

Stock Purchase and Exchange of Shareholdings

On December 21, 2016, Espacio Cordial de Servicios bought from Julio Patricio Supervielle 689,238 Shares of Sofital for a total of Ps. 18,500,000.

Irrevocable Capital Contributions and Share Transfers

On February 23, 2011, the Bank requested the Central Bank’s authorization to carry out a transaction under which Julio Patricio Supervielle would make an irrevocable capital contribution to Sofital of Ps.10.8 million to be paid in the form of a transfer of 8,142,476 Class B shares of the Bank, or 2.3% of the Bank’s capital stock, to Sofital, and, subsequently, contribute 10,239,196 shares of Sofital to Grupo Supervielle. On April 8, 2011, the general shareholders’ meeting of Sofital voted, subject to Central Bank approval, to capitalize Julio Patricio Supervielle’s capital contribution to Sofital, increasing Sofital’s capital stock by 10,778,134 ordinary, nominative, non-endorsable shares of Ps.1.00 nominal value each and entitled to one vote each. This capital increase was issued with an additional paid-in capital equivalent to Ps.1.5844 per share. Having the approval of the Central Bank issued on June 16, 2016, after successive capital increases of Banco Supervielle that altered the original proportion of 2.3% of the Bank’s capital stock into 1.6%, now represented by 7,672,412 Sofital shares, and the approval of the Shareholders’ Meeting of April 27, 2017, Julio Patricio Supervielle made a capital contribution to Grupo Supervielle in the form of 7,672,412 of newly-issued Sofital shares. As a result of this transaction, the number of Grupo Supervielle’s total shares will increase for an amount of up to Ps.8,032,032, represented by up to 8,032,032 ordinary Class B shares, once the period to exercise preemptive rights and accretion rights by the shareholders has closed.

On March 30, 2012, we made an irrevocable capital contribution to Cordial Microfinanzas of Ps.0.4 million for future capital increases. On August 29, 2012, Cordial Microfinanzas capitalized the contribution and we received 119,085 shares of Cordial Microfinanzas.

On April 29, 2016, we and the Bank made capital contributions to CCF for a total amount of Ps.25.0 million.

On May 31 and June 3, 2016, we made capital contributions to the Bank for Ps.2.2 billion. On September 22, 2016, the Bank held an Extraordinary Shareholders’ meeting in which it resolved to capitalize said contributions by increasing the capital stock in Ps.182.1 million with an issue premium of Ps.2.0 billion.

On May 31 and June 16, 2016, we made capital contributions to CCF for Ps.14.0 million. On October 24, 2016, CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions for the total amount of Ps.305.0 million under the terms established in the respective agreements for the irrevocable capital contribution, to increase the capital stock in the amount of Ps.31.4 million increasing it from Ps.73.0 million to

Ps.104.4 million, and issue 31,370,057 ordinary, non-endorsable nominative shares with a nominal value of Ps.1 each and entitled to one vote per share.

On February 17, 2017, we and the Bank made capital contributions to CCF for Ps.100.0 million. On March 9, 2017, CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions for increase the capital stock in the amount of Ps.19.5 million increasing it from Ps.104.4 million to Ps.123,7 million, and issue 19,348,722 ordinary, non-endorsable nominative shares with a nominal value of Ps. 1 each and entitled to one vote per share.

On March 27, 2017, we made capital contributions to the Bank for Ps.95.0 million.

Item 7.C                Interests of experts and counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of and for the three years ended December 31, 2016 included in this annual report.

Legal Proceedings

As of the date of this annual report, we are not a party to any legal or administrative proceedings for which the outcome is likely to have a material adverse effect on our results of operations.

The Bank and CCF are party to proceedings relating to collection efforts and other legal or administrative actions initiated in the normal course of business, including certain class actions initiated against a number of banks and financial companies, including ours, by public and private organizations in connection with alleged overcharging on products and interest rates, among others.

Although the provisions regarding class actions held in the Argentine National Constitution and the Consumer Protection Law are currently considered to be insufficient and in need of completion, the Argentine Supreme Court has, nonetheless, admitted class actions, as is the case with lawsuits against financial entities related to “collective interests,” as long as certain procedural requirements are met.

The class action lawsuits involving the Bank and CCF are related to alleged overcharging on life insurance, interest rates and administrative charges, consumer loans and credit cards, and interest rates in factoring operations, as well as the inadequacy of the contingency risk charge on checking accounts.

These types of class actions were brought against every financial entity in Argentina. Some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges.

Our subsidiaries are not parties to any legal proceedings, the outcome of which is likely to have a material adverse effect on their respective results of operations.

Properties

The Bank owns 4,346 square meters of office space at Reconquista 330 in Buenos Aires and San Martín/Espejo in Mendoza for management, administrative and other commercial purposes and for central area personnel. The Bank also owns 15,046 square meters for retail branch properties in Mendoza, Córdoba, San Luis and Buenos Aires (including 13,001 squares meters of the properties acquired from the financial trust), 1,322 square meters of land in the City of San Luis and the City of Mendoza and 8,462 square meters of properties not related to our core business.

In November 2007 Banco Supervielle securitized certain strategic located branches through the transfer of such properties to the Supervielle Renta Inmobiliaria Financial Trust, which issued multiple classes of bonds and certificates of participation in the local capital market. The Bank leased the branches from the financial trust and paid a monthly rental since then.

Following the securitization terms and conditions, in November 2016, the Bank exercised its priority right to buy all or part of the properties from the Supervielle Renta Inmobiliaria Financial Trust, before these properties were divested by the trustee.

As a consequence, on December 14, 2016, the Bank acquired at market price, all of the properties from the financial trust, using their franchise value, for a total amount of Ps.329.8 million. Subsequently, the Supervielle Renta Inmobiliaria Financial Trust was terminated and the securities were paid back to its holders including the gain on sale of those properties as they were valued at historical acquisition cost.

Supervielle Seguros owns 1,954 square meters of office space located at Reconquista 330 in Buenos Aires.

The rest of our administrative buildings and offices (including our headquarters), branches, senior citizen service centers, sales and collection centers and storage properties are leased pursuant to arm’s length agreements.

We sublease from the Bank the offices where our headquarters are located at Bartolomé Mitre 434, 5th Floor, City of Buenos Aires.

Dividends

In accordance with Argentine Corporate Law, our bylaws and CNV regulations, we may make one or more declarations of dividends with respect to any year, including anticipated dividends, out of our distributable net income (ganancias líquidas y realizadas) as reflected in our consolidated balance sheet, or consolidated special interim balance sheet in case of anticipated dividends.

Declaration and payment of dividends to all holders of each class of our shares (Class A, Class B shares and preferred shares (to the extent any such shares are outstanding)), to the extent funds are legally available, is determined by all of our shareholders with voting rights (i.e., our Class A and Class B shareholders) at the annual ordinary shareholders’ meeting. At such annual ordinary shareholders’ meeting, our Class A shares will be entitled to five votes each and our Class B shares will be entitled to one vote each. It is the responsibility of our Board of Directors to make a recommendation to our shareholders with respect to the amount of dividends to be distributed. The Board of Directors’ recommendation will depend on a number of factors, including but not limited to, our operating results, cash flow, financial condition, capital position, legal requirements, contractual and regulatory requirements, and investment and acquisition opportunities. As a general rule, the Board of Directors will favor efficient use of capital in its recommendation-making process. Thus, the Board will recommend reinvesting earnings when there are investment opportunities or it will recommend distributing dividends when there is excess capital.

However, shareholders are ultimately entitled to overrule the recommendation of the Board of Directors through the affirmative vote of the absolute majority of the present votes at an ordinary shareholders’ meeting.

The Board of Directors may also decide and pay anticipated dividends. In such instance, each individual director and member of the Supervisory Committee will be jointly and severally liable for the payment of such dividends if our retained earnings for the year for which such dividends were paid is insufficient to cover the payment of such dividends.

Dividends are distributed on a pro rata basis according to the number of common shares held by the shareholder. Subject to completion of the global offering, and after giving effect thereto, all shares of our capital stock will rank pari passu with respect to the payment of dividends, regardless of class (other than with respect to Ms. Pilar Isabel Estella Supervielle’s retained dividend rights in her converted preferred shares (as described below)). Under CNV regulations, cash dividends must be paid to the shareholders within 30 days of their approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of authorization by the

CNV for the public offering of such shares. The right of shareholders to demand payment of dividends shall toll three years after the date on which we first make them available to shareholders. Any dividends that are not claimed during this period are deemed extraordinary gains by us.

In accordance with Argentine law, our bylaws and CNV regulations, we are required to allocate to our legal reserve 5% of our yearly income, plus or minus the results of prior years, until our legal reserve equals 20% of our adjusted capital stock. Under Argentine Corporate Law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:  (i) to comply with the legal reserve requirement; (ii) to pay the accrued fees of the members of the Board of Directors and Supervisory Committee; (iii) to pay dividends on preferred stock, which shall be applied first to pending and unpaid accumulated dividends; and (iv) the remainder of the net income for the year may be distributed as additional dividends on preferred stock, if any, or as dividends on common stock, or may be used for voluntary or contingent reserves, or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the ADS depositary in U.S. dollars abroad, although we reserve the right to pay cash dividends in Pesos in Argentina if so required by applicable foreign exchange regulations in place at the time of payment. The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars:  if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of the ADSs in U.S. dollars. If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. Although the transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders based on approved and fully audited consolidated financial statements does not require formal approval by the Central Bank, however, the recent decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions that may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the MULC to make payments abroad, such as dividends, among others. See “Item 10.D Exchange Controls” and “Item 3.D Risk Factors.”

We are a holding company, and in addition to certain management fees we collect from some of our subsidiaries, our main source of cash to pay dividends are the dividends we receive from our subsidiaries. We therefore depend on the results of operations, cash flow and distributable income of our operating subsidiaries, principally the Bank.

We and our subsidiaries are subject to contractual, legal and regulatory requirements affecting our ability to pay dividends.

In particular, pursuant to Central Bank Communication “A” 5273, as amended and supplemented, dividend distribution by the Bank is subject to prior approval by the Superintendency. A financial institution must submit a request to distribute dividends within 30 days prior to the shareholders’ meeting that will approve its annual financial statements. A request will only be approved if during the month preceding the request, the following requirements are met:

(i)             the financial institution is not subject to a liquidation procedure or the mandatory transfer of assets by the Central Bank in accordance with sections 34 or 35 bis of the FIL;

(ii)          the financial institution is not receiving financial assistance from the Central Bank;

(iii)       the financial institution is in compliance with its reporting obligations to the Central Bank;

(iv)      the financial institution is in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchises granted by the Superintendency) and with minimum cash reserves (on average) whether in Pesos, foreign currency or securities issued by the public sector; and

(v)         the financial institution is not subject to any significant fines— exceeding 25% of the last RPC informed by such financial institution —, debarment, suspension, revocation or prohibition imposed in the last five years by the Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

Dividends cannot be paid, however, in any of the following circumstances:

(i)             if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or

(ii)          if the financial institution received any kind of financial assistance from the Central Bank due to liquidity problems, pursuant to Section 17 of the Central Bank’s charter. See “Item 4.C Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

In addition, pursuant to Central Bank Communication “A” 5827, as of January 1, 2016, financial entities are required to establish a capital margin in addition to their minimum capital requirements, for the purpose of accumulating their own resources, which they will be able to use if they incur losses. The higher the use of such marginal amounts, the higher the percentage of profits that financial entities will be required to withhold in order to restore that margin. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Although distribution of dividends by the Bank has been authorized by the Central Bank at times, no assurance can be given that the Central Bank will continue to grant the Bank the authorization to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or that such authorization will be for the full amount of dividends that the Bank may distribute pursuant to applicable regulation.

We are required to pay personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. We pay this tax on behalf of our shareholders, whenever applicable, and are entitled, pursuant to the Personal Assets Tax Law, to seek reimbursement of such paid tax from the applicable shareholders in various ways, including by withholding dividends. See “Item 10.E Taxation—Material Argentine Tax Considerations—Personal assets tax.”

Over the past five years, we received dividend payments in cash from SAM for 2015, 2014, 2013, 2012 and 2011 of Ps.77.5; Ps.17.1 million, Ps.16.1 million, Ps.9.0 million and Ps.3.8 million, respectively, Ps.7.0 million from Tarjeta Automatica in 2015, Ps.42.3 million from Espacio Cordial in 2015 and Ps.6.5 million from Sofital in 2015.  We received dividend payments in cash from Supervielle Seguros for the period ended on June 30, 2016 and June 30, 2015 of Ps.76.8 million and Ps.4.8 million, respectively. We did not receive dividend payments from the Bank and our other subsidiaries. However, we received a distribution of dividends in the form of Bank shares for 2012 for an amount equal to Ps.97.4 million.

Grupo Supervielle paid dividends to its shareholders for 2015, 2014, 2013, 2012, 2011 and 2010 totaling approximately Ps.25.2 million, Ps.7.4 million, Ps.8.3 million, Ps.8.7 million, Ps.24.4 million and Ps.6.9 million, respectively.

On February 16, 2017, our Board of Directors proposed a distribution of dividends in cash for the 2016 fiscal year of Ps.65.5 million. As of the date of this annual report, the dividend payment has not been yet considered by our shareholder’s meeting.

On April 27, 2017, our ordinary shareholders’ meeting approved the dividend payment for the 2016 fiscal year in the amounts of (i) Ps. 65,500,000.

Item 8.B                             Significant Changes

Not applicable.

Item 9.                            The Offer and Listing

The table below shows the high and low market prices in Pesos for our Class B shares on the MERVAL for the periods indicated:

	Ps. Per Class B Share
Grupo Supervielle	High	Low
2017
April	54.00	50.25
March	53.10	46.00
February	49.00	44.30
January	46.30	40.90
2016
December	45.00	39.00
November	45.90	43.00
October	47.50	43.85
2016 (since May 19, 2016)	47.50	31.85
2017
1st quarter	53.10	40.90
2016
4th quarter	47.50	39.00
3rd quarter	46.00	37.45
2nd quarter (since May 19, 2016)	37.90	31.85

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents five ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Grupo Supervielle	High	Low
2017
April	17.17	16.72
March	17.00	15.02
February	15.74	14.18
January	14.73	13.40
2016
December	14.15	12.10
November	15.17	14.22
October	15.26	14.65
2016 (since May 19th 2016)	15.40	11.20
2017
1st quarter	17.00	13.40
2016
4th quarter	15.26	12.10
3rd quarter	15.40	12.55
2nd quarter	12.88	11.20

C. Markets.

On May 18, 2016, we completed our IPO and on May 19, 2016, our ADSs representing Series B shares began to trade on the NYSE. Our Class B shares are currently traded on the MERVAL (since May 2016) and MAE (since May 2016) under the symbol ‘SUPV.’ Additionally, our ADSs have been trading on the NYSE since May 19, 2016 under the symbol ‘SUPV.’

On December 29, 2017, the CNV approved the constitution of Bolsas y Mercados Argentinos S.A. (“BYMA”) as a new stock market, formed by a spin-off of certain assets of the MERVAL relating to its stock market operations and capital contributions of the Buenos Aires Stock Exchange. Following such authorization, and effective April 17, 2017, the listing of all securities listed on MERVAL have been automatically transferred to BYMA, as successor of MERVAL’s activities. Additionally, the delegation of powers granted by MERVAL to the Buenos Aires Stock Exchange will apply to BYMA and, thus, the Buenos Aires Stock Exchange will continue to carry out the activities referred to in paragraphs b), f) and g) of Article 32 of the Law No. 26,831 on account of BYMA, including the authorization, suspension and cancelling of the listing or trading of securities and acting as arbitration court of such market for all matters concerning listed companies’ relationship with shareholders and investors.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

Item 10.A. Share capital

Not applicable.

Item 10.B. Memorandum and articles of association

Corporate Purpose

Our bylaws set forth in Article 4 that our corporate purpose is to carry out financial activities, within or outside of Argentina, either on our own account, or on account of a third party or associated with a third-party, by providing capital, in cash or otherwise, to other existing or newly created companies, assuming their control or not (with the limitations set forth in Section 30 and related sections of the Argentine Corporate Law), or to individuals, as well as stock trading, shares, debentures and all types of securities, the issuance of guarantees, constitution or transfer of secured loans, whether real or not, excluding transactions provided under the Financial Institutions and any other law that requires public bidding. We may exercise mandates, representations, agencies and commissions for all transactions related to financial activity and manage assets and businesses of corporations, persons or entities located in Argentina or abroad. To that extent, and according to our bylaws, we have full legal capacity to acquire rights, incur obligations and exercise any kind of acts not prohibited by law or by our bylaws.

Rights, Preferences and Restrictions of Each Class of Common Shares

Our Class A shares are entitled to five votes each and our Class B shares are entitled to one vote each during shareholders’ meetings, as established in subsection (a) of Article Six of our bylaws.

However, Class A shares are entitled to only one vote with regard to certain issues detailed in the last paragraph of Article 244 of the Argentine Corporate Law, such as:  (i) change of our corporate structure; (ii) our early dissolution; (iii) our relocation abroad; (iv) a fundamental change in our corporate purpose; or (v) total or partial recapitalization of our statutory capital after a loss. The provisions set forth in Article 244 of the Argentine Corporate Law will not apply to the surviving entity in a merger or a split-up. Also, under Article 284 of the Argentine Corporate Law, Class A shares are entitled to only one vote in the election of syndics.

Upon request from a shareholder of Class A shares, our Board of Directors must convert all or part of such shareholder’s Class A shares into Class B shares at an exchange rate of one Class B share per one Class A share. Before making the exchange, the Board will verify that there are no restrictions that prohibit or limit the exchange (subsection b) of Article Six of the bylaws.

A two thirds vote by our Class A shares is required, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, our voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose (subsection d) of Article Six of the bylaws.

Any person who directly or indirectly acquires through any means or title Class B shares, or any of our stock convertible into Class B shares, in an amount which gives that person control over more than 3% of all Class B shares, must inform us of this within five days (5) of completing the acquisition which causes them to exceed this 3% threshold (subsection e) of Article Six of our bylaws.

The provisions of subsection (f) of Article Six of our bylaws authorize the total or partial redemption of fully paid-in shares, which must be made on the terms provided in Article 223 of the Argentine Corporate Law (including the condition that the shareholders’ meeting set a fair price with respect to the shares to be redeemed) and such other terms as may be determined by our Board of Directors. This partial or total redemption must be approved by the affirmative vote of the absolute majority of the present votes at an extraordinary shareholders’ meeting.

Preferred Shares

Preferred shares may only be issued with the prior approval by a shareholders’ general meeting.

The Argentine Corporate Law and our bylaws permit our shareholders to issue preferred shares and determine their rights during a general shareholders’ meeting. These preferred shares may be entitled to accumulated and non-accumulated fixed dividends, with or without additional participation.

Holders of preferred shares may also have other privileges, such as in the event of liquidation. Holders of preferred shares may also have a right to vote. Additionally, if holders of preferred shares are not paid dividends they shall be entitled to vote. They shall also have a right to vote with respect to special issues, such as a change in our corporate structure, a merger into another company (where we are not the surviving company and the surviving company does not trade on an exchange), early liquidation, our relocation abroad, total or partial recapitalization of our statutory capital after a loss and a fundamental change in our corporate purpose as it is described in our bylaws.

Shareholders’ Liability

Shareholders’ liability for the losses of a company is limited to the value of the shareholder’s shareholdings in the company. According to the Argentine Corporate Law, however, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were necessary for the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also “Item 3.D Risk Factors —Risks Relating to Our Class B Shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities.”

Preemptive Rights and Accretion Rights

According to the Argentine Corporate Law and Article Six, (subsection c) of our bylaws, in the event of a capital increase, holders of common shares of any class have a preferential right, in proportion to the number of shares they hold, to subscribe to additional shares of the same class as those they own. Holders of preferred shares have a preemptive right to subscribe only with respect to the issuance of preferred shares. Preemptive rights will also be given in the event of an issuance of preferred shares or convertible securities, but will not apply in the event of a conversion of such convertible securities.

According to Article 15 of our bylaws and Section 216 of the Argentine Corporate Law, no shares issued after this offering may be entitled to multiple votes, except as permitted by applicable law.

According to Article 194 of the Argentine Corporate Law, shareholders who would have exercised their right to a preemptive subscription and who have indicated their intention to exercise their right to accrue will have the right to assume the preemptive subscription rights of shareholders who do not exercise their right, in proportion to the number of shares bought by said shareholders upon exercising their right to preemptive subscription. The right to a preemptive subscription must be exercised within 30 days of the announcement to shareholders that they can exercise their right. Such announcement must be published for a period of three days in the Official Gazette and in an Argentine newspaper of wide circulation. According to the Argentine Corporate Law, companies that are authorized by the CNV to make public offers of their securities may, upon authorization of an extraordinary shareholders’ meeting held in the same place and manner as other shareholders’ meetings, reduce this period to 10 days. Any shares which are not subscribed by shareholders pursuant to their preemptive subscription right or right to accrue may be offered to third parties.

Appraisal Rights

Whenever our shareholders approve:

•                  A merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized for public offering or listed on any stock exchange;

•                  A transformation of our corporate legal status;

•                  A fundamental change in our corporate purpose;

•                  A change in our domicile outside Argentina;

•                  A voluntary termination of the public offering or listing authorization;

•                  A decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•                  A total or partial recapitalization following a mandatory reduction of our capital or liquidation.

any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

Appraisal rights must be exercised within five (5) days following the meeting at which the resolution was adopted in the event of a dissenting shareholder that voted against such resolution, or within 15 days following such meeting in the case of a dissenting shareholder that did not attend the meeting and who can prove that it was a shareholder at the date of the meeting. In the case of mergers or spinoffs involving an entity authorized to make public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of the transaction are listed in any stock exchange. Appraisal rights are terminated if the resolution giving rise to such rights is overturned at another shareholders’ meeting held within 60 days from the last day for our attending shareholders to exercise their appraisal rights.

Payment of appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except where the resolution that gave rise to such rights was to delist the capital stock of the company or to reject a public offering or listing proposal, in which case the payment period is reduced to 60 days from the meeting at which the resolution was adopted or from the publication of the notice informing the delisting or rejection of the public offering or listing of the capital stock.

Because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares in the form of ADSs.

Registration Requirements of Foreign Companies that Hold Class B Shares Directly

Under the Argentine Corporate Law, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the IGJ in order to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder’s principal activity is performed outside Argentina. Therefore, it will have to prove that it is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

Liquidation Rights

In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and proportionally distributed first among our holders of preferred stock, if any, as per the terms of the preferred stock, if any. If any surplus remains, it will be proportionally distributed among holders of our common stock. Our liquidation will be carried out by the Board of Directors or by the liquidator or liquidators appointed by a shareholders’ meeting, under the surveillance of the Supervisory Committee.

Meetings of Shareholders and Voting Rights

Notice of Meetings

Notices of shareholders’ meetings are governed by the provisions of our bylaws, the Argentine Corporate Law and Law No. 26,831. Notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine authorized markets in which the shares are listed and traded, at least 20 days but not more than 45 days prior to the date on which the meeting is to be held and must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available for such meeting, a notice for a second meeting, which must be held within 30 days from the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously, in the case of ordinary meetings, in order for the second meeting to be held on the same day as the first meeting, one hour after, except in certain circumstances. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

The quorum for an ordinary shareholders’ meeting is the majority of the share capital entitled to vote. The quorum for an extraordinary meeting is at least 60% of the share capital entitled to vote. Shareholders may attend in person or by proxy. Directors, syndics, members of the Supervisory Committee, managers and our employees may not hold proxies in representation of shareholders. If the quorum is not achieved, meetings may be reconvened with lower quorum requirements. According to our bylaws, the quorum for the second meeting of an extraordinary meeting will be satisfied with any presence of shareholders. Decisions at an ordinary or extraordinary shareholders’ meeting require the affirmative vote of the absolute majority of the present votes.  In addition, pursuant to the provisions of Article Sixteen of our bylaws, as amended at our extraordinary shareholders’ meeting held on May 5, 2016, any amendment to Article Six paragraph (g) of our bylaws requires the affirmative vote of the absolute majority of the present votes of Class B shareholders. Class B shares are entitled to one vote per share. Class A shares are entitled to five votes per share, except in those cases described below.

The Argentine Corporate Law requires that certain resolutions, such as early dissolution, major changes in corporate purpose or the transfer of a company’s legal domicile abroad, be decided by the majority of all outstanding shares and without allowing multiple votes per share, except in the case of the surviving entity in a merger or a split-up. Under Article 284 of the Argentine Corporate Law, Class A shares are entitled to one vote only in the election of syndics. Our bylaws require a two thirds vote by Class A shares, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, our voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose (subsection d) of Article six of the bylaws).

Election of Directors

The board is made up of the number of members determined at the ordinary shareholders’ meeting, between a minimum of three and a maximum of nine directors. The shareholders may appoint as many alternate directors as there are effective directors, and for the same term in order to cover any vacancy and in the order in which they were elected.

Board members are appointed at the annual ordinary shareholders’ meeting.

Directors will be elected for a term of two years when the Board is composed of three to eight members, and for a term of three years when the Board is composed of nine members.

According to our bylaws, if our Board of Directors is composed of six or more members, their election will be staggered. If the ordinary shareholders’ meeting appoints six, seven or eight directors, half of our board will be elected annually if there is an even number of members, and the whole number of directors calculated by dividing the total number of members of our board by half and rounding either up or down based, as appropriate in each alternating year, will be elected if there is an odd number of members. In such circumstances, the shareholders will decide which one of the new directors is appointed for a term of one or two years for the purposes of electing half of our Board. If nine directors are appointed, a third of our board will be elected annually. In such circumstances, the shareholders will decide which one of the new directors is appointed for a term of one, two or three years, for the purposes of electing a third of our Board. In each case at least three directors shall be elected at each ordinary shareholders’ meeting.

Pursuant to section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

Argentine Corporate Law reserves the right to cumulative voting in order to elect up to one third of the directors to fill vacancies of the board of directors, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect non-controlling interests results, as it gives rise to the possibility, but does not ensure, that non-controlling interests results will be able to elect some of their candidates to the board of directors. Such system works by multiplying the number of votes corresponding to the members that are taking part in the proceeding by the number of contemplated vacancies, which cannot exceed one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the board of directors.

Mandatory Tender Offer Regime

We are subject to the mandatory tender offer rules set forth in Law No. 26,831. These rules provide that in certain circumstances an OPA with respect to some or all of our outstanding shares must be launched. The circumstances include situations in which anyone intends to purchase, either directly or indirectly, for cash, either individually or collectively, either in one act or in a series of successive acts during a period of 90 consecutive days, a number of voting shares, subscription rights or stock options, convertible negotiable securities or similar securities which together with that person’s existing holdings could, directly or indirectly, entitle such person to subscribe, purchase or convert voting shares, shares entitled to or that once exercised grant the right to a “significant share” in the voting capital stock of a publicly traded company.

In such circumstances, the OPA must be launched by the prospective purchaser within 10 days of having made the decision to participate in such purchase.

Such obligation is not applicable in cases where the acquisition would not trigger a change of control of the company. It also does not apply in cases where there is a change of control as a consequence of a corporate reorganization or as a consequence of mere redistributions of shares among companies of the same group.

Concept of a “Significant Share”

The regulations establish a duty to effect an offer with respect to part or all of the outstanding shares of the company depending on the percentage of the voting capital stock to be acquired. The regulations provide for the following duties relating to the OPA:

•                  Whenever the goal is to acquire a holding equal to or greater than 15% of the voting capital stock or of the company votes, the offer must be made for a number of securities that would enable the purchaser to acquire at least 50% of the voting capital stock of the affected company.

•                  Whenever an entity already has a holding equal to or greater than 15% of the voting capital stock or the votes of the company, but less than 51 % of such rights, and the intention is to increase such shareholding in the affected company’s capital stock at least 6% during a 12-month period, the offer shall be made on the number of securities representing at least 10% of the voting capital stock of the affected company.

•                  Whenever a holding equal to or greater than 51% of the voting capital stock or the votes of the company is sought, the offer shall be made for the number of securities that would enable the purchaser to obtain 100% of the voting capital stock of the affected company. The application of this stipulation shall have priority over the stipulations discussed in the preceding paragraphs.

Determination of the OPA Price in the Case of a Change in Control

The price shall be determined by the offeror with the following exceptions:

•                  If the purchaser has purchased other securities related to the offering within the 90 days prior to the announcement of the offer, the price cannot be lower than the highest price the purchaser paid in such transactions.

•                  If the purchaser has obtained firm sale commitments from the controlling shareholder or other shareholders entitled to take part in the public offering, the price cannot be lower than the price provided for in such commitments.

In order to determine the price, the purchaser shall also consider the following criteria, according to the CNV Rules: (i) book value of the shares; (ii) valuation of the target company according to discounted cash flows (DCF) or other applicable valuation criteria applicable to comparable business; and (iii) average price of the shares for the last six months before the “offer.”  Based on certain interpretations of Law No. 26,831 and the CNV Rules, there is no certainty as to whether the average price of the shares for the last six months before the “offer” should be considered as a minimum price. The price could be challenged by both the CNV and any offeree shareholder.

Subsection (g) of Article Six of our bylaws, as amended at the extraordinary shareholders’ meeting held on May 5, 2016, provides that if an OPA on our shares takes place, there may be no difference in the price to be offered for common shares, regardless of the class of shares. In addition, if there is an OPA triggered by a change of control, the price to be offered cannot be lower than the highest price that the offeror, acting individually or with its affiliates and/or other persons, paid or agreed to pay for our common shares regardless of the class of shares, during the 180 days prior to the date of the offer (inclusive of such date). As of the date of this annual report, this amendment to our bylaws is subject to CNV authorization and pending registration with the IGJ.

Penalties for Breach

Without prejudice to the penalties established by the CNV, Law No. 26,831 provides that purchases in violation of such regime will be declared irregular and ineffective for administrative purposes by the CNV and cause the auction of the shares acquired in violation of the applicable regulation, without prejudice to the penalties that may correspond.

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

Law 26,831 and CNV regulations also established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in Section 221 of the Argentine Corporate Law and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.

According to Section 98 of Law No. 26,831 the price offered in the case of a voluntary withdrawal from the public offering and listing system in Argentina should be equitable and take into account the following relevant criteria:

•                  The equity value of the shares, taking into account a special financial statement for the withdrawal from the public offering system or listing;

•                  The value of the company, in accordance with discounted cash flow criteria and ratios applicable to comparable businesses or companies;

•                  The company’s liquidation value;

•                  Average quotation prices on the stock exchange where the shares are listed during the six month period immediately preceding the withdrawal application, regardless of the number of sessions necessary for such negotiation; and

•                  The consideration offered before, or the placement of the new shares, in the event that a public offering has been made with regard to the same shares or if new shares have been issued, if applicable, during the last year, to be counted as of the date of the agreement for the withdrawal application.

Under no circumstances can the price offered be lower than the price indicated in the fourth bullet above.

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

If a shareholder or group of shareholders holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company, any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. In addition, a person that holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company may issue a unilateral declaration of its intention to purchase all outstanding shares of such company within six months following the date of acquisition of near-total control and withdraw the company from public offering and its shares from listing and trading. The price offered should be an equitable price, following the criteria set forth in Law 26,831, but in no case may it be lower than the average trading price of such shares during the six-month period preceding the OPA application.

Shareholder Claims

Pursuant to article 46 of Law No. 26.831, companies whose shares are listed on any authorized market (including the MERVAL), such as we intend our shares to be, are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims to the courts of the City of Buenos Aires.

Corporate Governance

We comply with the Argentine Corporate Law, the Law No. 26,831 and CNV rules and corporate governance regulations.

Our bylaws have been amended several times and were amended at the extraordinary shareholders’ meeting held on October 7, 2015, and approved by means of Resolution No.18,024 of the CNV dated April 19, 2016, and was registered before the Public Registry of Commerce of the City of Buenos Aires. In addition, the extraordinary shareholders’ meetings held on April 19, 2016, and May 5, 2016, approved several amendments to our bylaws and approved amended and restated versions of them (texto ordenado), which were approved by the CNV and registered before the Public Registry of Commerce of the City of Buenos Aires.

Item 10.C            Material contracts

No material contracts outside the ordinary course of business have been entered into during the last 2 years.

Item 10.D            Exchange Controls

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (hereinafter, “MULC” as per the initials in Spanish) through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in authorized markets; and (ii) all inflows of funds by non-residents channeled through the MULC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in authorized markets), and investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (i) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (ii) the proceeds of such inflows of funds must be credited to an account in the local banking system; (iii) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (iv) the Deposit is to be denominated in U.S. dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions. The requirements of Decree 616/2005 were subsequently eased, as detailed below.

On December 18, 2015, through Resolution No. 3/2015, the former Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount. On January 5, 2017, pursuant to Resolution No. 1 — E/2017 of the Ministry of Treasury, the mandatory stay period of 120 days was further reduced to 0.

On August 8, 2016, the Central Bank established a new foreign exchange regime by means of Communication “A” 6037, substantially modifying the existing exchange regulations and easing the access to the MULC.

The following is a description of the main aspects of Central Bank regulations concerning inflows and outflows of funds in Argentina.

Inflow of Capital

Foreign Financial Indebtnedness

Foreign financial indebtedness incurred by the private non-financial sector, the financial sector and Argentine local governments with foreign creditors will not be subject to the requirement of having the proceeds from such indebtedness initially transferred and settled through the MULC.

Regardless of whether or not the funds are settled through the MULC, pursuant to Article No. 1 of Decree 616/2005, debt resulting from transactions by the private non-financial sector and the financial sector must be registered in the “Survey of foreign liabilities and debt issuance” (“Relevamiento de pasivos externos y emisiones de títulos”) (Communication “A” 3602 and subsequent communications).

Outflow of Capital

Payment of Services and other income (interests, utilities and dividends)

There are no restrictions on remittances abroad for payment of services rendered by non-residents, irrespective of the item (freights, insurance, royalties, technical assistance, fees, etc.), interest, utilities and dividends and the acquisition of non-financial non-produced assets, regardless of the nature of the transaction. Access to the MULC for such payments requires the filing of documentation required by the information regime of the Central Bank established by Communication “A” 3602 and Communication “A” 4237, and complementary regulations, if applicable.

Non-residents have access to the MULC for services, income and current transfers payable in Argentina pursuant to the specific legal framework that regulates the access to this market by non-residents.

External Financial Debts

In order to access the MULC for principal payment of external financial debts, including the cancellation of financial standby granted by local financial institutions a sworn affidavit from the debtor confirming the presentation, if applicable of the “Survey of debt issuances and of foreign liabilities of the private sector” is required.

Local Debt Instruments in Foreign Currency

In order to access the MULC for services of local debt issuances in foreign currency a sworn affidavit from the debtor is required stating that it, if applicable, it has filed the declaration of debt required under “Survey of debt issuances and of foreign liabilities of the private sector” pursuant to Communication “A” 3602 and supplementary regulations.

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 6037 (as amended and supplemented) published a restatement of, as well as newly-issued, regulations applicable to access to the MULC by non-residents.

Financial institutions are authorized to grant access to the MULC, subject to the prior delivery by the client of a sworn affidavit stating the concept under which access to the MULC is being requested, in the case of the transfer of currency abroad and the selling of currency, checks and traveler’s checks in foreign currency to the following non-resident clients:

(i) international institutions and institutions that serve as export financing official agencies;

(ii) diplomatic and consular representatives and diplomatic personnel duly authorized in the country for transfers made pursuant to their duties;

(iii) representatives in Argentina of tribunals, offices, special missions, commissions and bilateral institutions established pursuant to treaties or international agreements in which the Republic of Argentina is a party, insofar as such transfers are made pursuant to their duties.

Additionally, financial institutions may also grant other non-residents access to the MULC to transfer funds received in Argentina to accounts abroad, provided they have sufficient documentation that reasonably proves that such funds have been received pursuant to:

(i) payment of Argentine imports paid on demand;

(ii) external debts of residents for Argentine imports of goods;

(iii) services, income and other current transfers abroad;

(iv) financial indebtedness originating in external loans of non-residents;

(v) income resulting from bonds and loans guaranteed by the national government and issued in local currency;

(vi) recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings to the extent that the non-resident client has been recognized as creditor by a final non-appealable decision of the court of such proceedings.

(vii) inheritances pursuant to a judicial declaration of heirs;

(viii) benefits resulting from services or transfer of values received from the national government pursuant to the legal framework contemplated under Laws No. 24,042, 24,441, and 25,914; and

(ix) repatriations of direct investments in companies in the private, non-financial sector that do not control local financial institutions and/or real estate, provided that the foreign beneficiary is either a natural or legal entity residing or incorporated and established in, or the payment is performed, in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of section 1 of Decree 589/2013, as amended and supplemented (Communication “A” 5649) for the following purposes: (a) sale of the direct investment,  (b) final liquidation of the direct investment, (c) capital reduction decided by the local company, and (d) reimbursement of irrevocable contributions by the local company.

The intervening entity must verify the fulfillment of the “Survey of Direct and Indirect Investments”, if applicable.

(x) Collections of services or sales proceeds of other portfolio investments (and their profits) provided that the foreign beneficiary is either a real or legal person residing in or incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented. These investments repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Pesos and in foreign currency payable locally, as well as purchases of other internal receivables.

(xi) Indemnifications granted by Argentine courts in favor of non-residents.

Notwithstanding the foregoing, in all the previously enumerated cases, it is also possible for the resident to access the MULC to transfer funds in favor of the non-resident. However, prior to accessing the MULC, the intervening entity must verify that the transaction fulfills the requirements established under applicable law. When access to the MULC is done by a resident, the exchange ticket must be issued in his name, and the concept to be declared will depend on the nature of the underlying transaction.

The rest of the transactions involving the transfer of currency, checks and traveler’s checks in foreign currency to non-residents will be subject to the prior authorization of the Central Bank when the aggregate amount does not exceed the equivalent of U.S.$10,000 per calendar month across all entities authorized to deal in foreign currency transactions. For transactions of an amount less than U.S.$10,000, the only requirement will be proof of identity pursuant to the applicable regulations regarding “Valid Identification Documents” issued by the Central Bank.

In relation to services of capital and interests of public debt instruments issued by the national government in foreign currency and other bonds issued by residents in foreign currency that are deposited by non-residents in local custody accounts, the non-resident can choose among the following: (i) receipt of the funds in foreign currency, (ii) payment of the funds in a local bank account in foreign currency in his name, or (iii) retransfer of the funds to an account in his name abroad. In these cases, no exchange tickets will be issued.

If, after the payment of the services rendered, the beneficiary of the funds wants to convert the funds received in foreign currency to local currency, the exchange must be made in the exchange market based on the general legal framework for portfolio investments by non-residents.

The transactions made in the name of non-resident clients by intermediaries regardless of whether they are included within the financial entities law, that are not administrators of social pension funds or mutual funds, must be made in name of the non-resident client that wants to access the MULC.

Formation and Repatriation or sale of Off-shore Assets by Residents

On January 20, 2017, Communication “A” 6163 established that:

1.              Resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the MULC without the prior authorization of the Central Bank with respect to the following types of transactions: direct investments by residents, portfolio investments abroad by residents, loans by residents to non-residents and purchases of foreign currency banknotes and traveler’s checks by residents, for possession or transfer between residents.

2.              In the case of foreign currency sales, the transfer must not be made to accounts in countries or jurisdictions considered non-cooperative for fiscal transparency purposes under section 1 of Executive Decree No. 589/13, as amended, or in countries or jurisdictions where the Recommendations of the Financial Action Task Force are not followed or sufficiently followed. Non-cooperative countries or jurisdictions will be designated as such by the Financial Action Task Force (www.fatf-gafi.org).

3.              In the case of foreign currency transactions related with the creation or repatriation of off-shore deposits and other portfolio investments abroad, the transfer must be made from or made to, as applicable, an account or to another foreign financial asset holding, registered under the name of the client. The identification of the foreign entity where the client’s account has been created and the account number must be recorded in the applicable exchange ticket.

4.              In the case of transactions related with transfers between residents, the client that accesses the MULC must inform in its sworn affidavit, the full name of the resident that acts as a counterpart. The relevant financial entity must verify the correspondence between the information, which must be registered in the applicable exchange ticket. In the case of the foreign currency transactions, the identification of the foreign financial entity or institution and the account number from / to which the funds are transferred, must be recorded in the applicable exchange ticket.

5.              In the case of sales of foreign currency to a resident, related to a transaction with another resident, the beneficiary must coincide with the resident declared as counterpart by the client accessing the MULC.

6.              In the case of purchases of foreign currency to a resident, related to a transaction with another resident, the payer  must coincide with the resident declared as counterpart by the client receiving the transfer.

7.              In the case of sales of foreign currency for its transfer to a local account of another resident, the funds must be transferred to foreign currency account registered to the resident declared as counterpart by the client carrying out the exchange transaction.

8.              In the case of purchases of foreign currency for its transfer to a local account in Pesos of another resident, the funds must be transferred to an account in Pesos registered to the resident declared as counterpart by the client carrying out the exchange transaction.Capital Markets

9.              Securities-related transactions carried out through stock exchanges and authorized securities markets must be paid using any of the following mechanisms: (i) in Pesos; (ii) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions; and (iii) through wire transfers against foreign accounts. Under no circumstances is the settlement of these securities purchase and sale transactions to be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308).

Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector

Pursuant to Communication “A” 3602 dated May 7, 2002, as amended, all individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether Peso or foreign currency-denominated) at the end of each quarter. The debts incurred and repaid within the same calendar quarter need not be reported.

Direct Investments Report

Communication “A” 4237 dated November 10, 2004 established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina. Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights. The reporting requirements prescribed by this Communication “A” 4237 are to be met on a bi-annual basis.

Item 10.E            Taxation

The following discussion contains a description of the principal Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine and Unites States federal income tax considerations applicable to any particular holder. This summary is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of United States and the regulations thereunder as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine and United States federal income tax consequences to it of an investment in our Class B shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York Mellon, as depositary and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

The following opinion of material Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this annual report, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.  This section is the opinion of the law firm of Errecondo, González & Funes insofar as it relates to matters of Argentine tax law.  This opinion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders should carefully read “Item 3.D Risk Factors—Risks Relating to Our Class B Shares and the ADSs—Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our Class B shares and/or the ADSs.” Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares and ADSs as it relates to their particular situation.

Taxation on dividends

Before the amendments made by the Tax Amnesty Law, dividends distributed, whether in cash, property or any other kind (except for stock dividends), were subject to an income tax withholding, or the “Dividend Tax,” at a 10% rate on the amount of such dividends except for those beneficiaries that were domestic corporate taxpayers. This Dividend Tax was repealed by this Law. Consequently, there is currently no income tax withholding on dividends in respect of both Argentine and non Argentine resident shareholders.

However, dividends paid in excess of the Taxable Accumulated Income, as defined below, at the previous fiscal period will be subject to a withholding tax, or the “Equalization Tax”, at the rate of 35% applicable on such excess and regarding both Argentine and non-Argentine resident shareholders. Equalization Tax is applicable when dividends distributed are greater than the income determined according to the application of the Argentine Income Tax Law, accumulated at the fiscal year immediately preceding the year on which the distribution is made, referred to as “Taxable Accumulated Income.”

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from any profit distributions we may make not only on our Class B shares but also on the ADSs.

Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies are subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains.

Capital gains obtained by Argentinetaxpayers (in general, entities organized or incorporated under Argentine lawand local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income.

Income derived by Argentine resident individuals from the sale of shares and other securities is subject to income tax at a 15% rate on the net gain, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The implementing Decree 2334/2013 introduced a provision stating that the exemption applies to gains derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV.

It is not clear whether the term “includes” (as used in the implementing Decree 2334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offered authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.

Capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies are subject to capital gains tax.  In such cases, gains are subject to Argentine tax at a rate of 15% on the net presumed gain provided by the Argentine Income Tax Law for this type of transaction, which is 90% of the transaction’s price, resulting in an effective rate of 13.5%. The nonresident seller may opt to be taxed on the net gain resulting from the deduction of the expenses incurred in Argentina necessary for its obtaining, maintenance and conservation, as well as the deductions admitted by the Argentine Income Tax Law. For that purpose, the nonresident seller has to furnish the purchaser with supporting evidence of the amounts to be deducted from the transaction’s price, which may or may not be accepted by the purchaser. There is currently no regulation under Argentine law with respect to how this election can be made. When both the seller and the buyer are non-Argentine residents, the person liable to pay the tax shall be the buyer of the shares, equity interests or other securities transferred. However, as of the date of this prospectus, no regulations have been issued stipulating the withholding and payment mechanism for transactions between nonresidents.

Following the amendments made by Law No. 26,893, and its implementing Decree 2334/13, the tax treatment applicable to gains obtained by Argentine and non-Argentine residents from the sale of ADSs is open to interpretation and it may not be uniform under the amended Argentine Income Tax Law. Possible variations in the income source’s treatment can affect both Argentine and non-Argentine resident holders. Additionally, should the sale of ADSs take place between non-Argentine parties and such sale were deemed to give rise to Argentine source income, capital gains obtained by non-Argentine resident individuals or non-Argentine entities would be subject to income tax as mentioned above. However, as of the date of this annual report, no regulations have been issued yet regarding the mechanism through which payment would be executed to satisfy such obligation. In addition, as of the date of this annual report, there is no administrative or judicial decision qualifying the ambiguity of the law. Therefore, holders of our Class B shares or ADS are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of not only our Class B shares but also the ADSs.

Personal assets tax

Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons. The tax rate in effect through December 31, 2015 was 0.50%.  As of December 31, 2016, Law No. 27,260 lowered the rate to 0.25%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with certain other requirements may qualify for an exemption on personal asset tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption must be filed before March 31, 2017.

Value added tax

The sale, exchange or other disposition of our Class B shares and ADSs, and the distribution of dividends in connection therewith, are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075% that may apply in certain cases. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts and taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit against income tax or tax on presumed minimum income. When financial institutions governed by Law No. 21,526 make payments acting in their own name and on their own behalf, the application of this tax is restricted only to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their taxable assets, to the extent it exceeds in the aggregate an amount of Ps.$200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following 10 fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax. Pursuant to the Tax Amnesty Law, tax on minimum presumed income was repealed effective effective as of the fiscal year beginning on January 1, 2019.

Turnover tax

In addition, gross turnover tax could be applicable to Argentine residents on the transfer of shares and on the payment of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the payment of dividends are exempt from gross turnover tax.

Holders of our Class B shares or ADSs are encouraged to consult a tax advisor as to the particular Argentine gross turnover tax consequences derived from holding and disposing of our Class B shares or ADS.

Stamp taxes

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments.

Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have its own stamp tax legislation.

Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our shares. The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States.

THE ABOVE OPINION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF CLASS B SHARES OR ADSs. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class B shares and ADSs. The discussion does not apply to certain classes of holders, such as holders that own or are deemed to own 10% or more of our voting stock, dealers in securities or currencies, traders that elect mark-to-market accounting for securities holdings, banks, financial institutions, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes (or a partner therein), persons who are liable for the alternative minimum tax, persons that own or are deemed to own 10% or more of our voting stock, persons holding the Class B shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. This discussion assumes that the Class B shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of this date. All of these laws and authorities are subject to change, possibly on a retroactive basis. You should consult your own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of the Class B shares and ADSs in light of your particular circumstances.

For purposes of this summary, you are a U.S. holder if you are a beneficial owner of Class B shares or ADSs and you are, for U.S. federal income tax purposes,  a citizen or resident of the United States, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the Class B shares and ADSs.

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the Class B shares represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the Class B shares represented by that ADS.

The following discussion generally assumes that we are not, and will not become, a passive foreign investment company (“PFIC”). See “Dividends” below for further discussion.

Dividends

Subject to the discussion below concerning passive foreign investment company status, the gross amount of distributions paid with respect to the Class B shares or ADSs (including the amount of any Argentine taxes withheld) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends paid in Pesos will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a U.S. holder’s receipt, or in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on that date. A U.S. holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such currency, which will be treated as U.S.-source ordinary income or loss.

Dividends received by certain non-corporate U.S. holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.”  Subject to applicable limitations, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and current expectations regarding our income, assets, activities and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year and we do not anticipate becoming a PFIC for our 2017 taxable year or the foreseeable future. However, because the rules for determining whether a company is a PFIC are not entirely clear when applied to foreign banks and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year, your tax consequences in owning, receiving distributions in respect of, and disposing of the Class B shares or ADSs could be materially and adversely affected. You should consult your tax advisors concerning the potential application of the PFIC rules, including any filing requirements if we were treated as a PFIC.

Because the Class B shares are not themselves listed on a U.S. exchange, dividends received with respect to the Class B shares or ADSs may not be treated as qualified dividends. U.S. holders of Class B shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends received by U.S. holders will generally constitute foreign source and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the Class B shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “—Material Argentine Tax Considerations”) will not be eligible for credit against U.S. holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Upon a sale or other disposition of the Class B shares or ADSs, U.S. holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s tax basis, determined in U.S. dollars, in the Class B shares or ADSs. Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Class B shares or ADSs were held for more than one year. A U.S. holder’s ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder may be taxable at a preferential rate. If an Argentine tax is withheld on the sale or other disposition of the Class B shares or ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See “—Material Argentine Tax Considerations—Capital gains” for a description of when a disposition may be subject to taxation by Argentina. This gain or loss will generally be U.S.—source gain or loss for foreign tax credit purposes. U.S. holders should consult their tax advisors as to whether the Argentine tax on gains may be creditable against the U.S. holder’s U.S. federal income tax on foreign-source income from other sources.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividends paid on and proceeds from the sale or other disposition of the Class B shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting unless the U.S. holder is treated as an exempt recipient and may also be subject to backup withholding unless you (i) provide a correct taxpayer identification number and certifu that it is not subject to backup withholding or (ii) otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed  as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

FATCA

We have entered into an agreement with the Internal Revenue Service (“IRS”) effective April 24, 2014, pursuant to which we have agreed to comply with certain due diligence, information reporting and withholding obligations pursuant to sections 1471 through 1474 of the Code, and the regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”). Therefore, an investor considered to have a financial account that is a “U.S. account” maintained by us may be required to provide certain information regarding such investor (or relevant beneficial owner of the Class B shares or ADSs), including information and tax documentation regarding the identity of such investor as well as that of its direct and indirect owners, and we may be required to report this information to the IRS or Argentine taxing authorities. However, stock or other equity or debt instruments issued by a financial institution are not treated as financial accounts that may be “U.S. accounts” if such stock or other instrument is regularly traded on an established securities market. Further, a financial account that may be a “U.S. account” does not include stock issued by a financial institution, such as us, that is not engaged (or holding itself out as engaged) primarily in certain investment activities, unless the value of the equity instrument is determined, directly or indirectly, primarily by reference to assets giving rise to amounts that are subject to FATCA withholding, which include among other things U.S. source interest and dividends, and certain other requirements are met.  As a result, we expect that the Class B shares and ADSs will not be treated as  financial accounts that may be “U.S. accounts” under FATCA.

If the Class B Shares or ADSs were treated as financial accounts that may be “U.S. accounts,” it is possible that “passthru payments”, as defined under FATCA, on the Class B shares and ADSs may be subject to a withholding tax of 30%. Regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such regulations would not be effective prior to January 1, 2019 (or, if later, the date on which final regulations on this issue are published).

FATCA is particularly complex and its application to Argentine financial institutions is uncertain at this time. Although we have registered with the IRS and believe that we are compliant with obligations imposed on us under FATCA, it is unclear to what extent we may be able to comply with FATCA in the future. Each holder of Class B shares or ADSs should consult its own tax advisor to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Item 10.F             Dividends and paying agents

Not applicable.

Item 10.G           Statement by experts

Not applicable.

Item 10.H           Documents on display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Foreign private issuers, like us, have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov/

Item 10.I.             Subsidiary Information

Not applicable.

Item 11.                     Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk is the risk of loss arising from fluctuations in financial markets variables, such as interest rates, foreign exchange rates and other rates or prices. This risk is a consequence of lending, trading and investments businesses and mainly consists of interest rate risk and foreign exchange risk.

Policies regarding market risk are applied at the level of our subsidiaries. Our market risk arises mainly from the operations of the Bank in its capacity as a financial intermediary. Our other subsidiaries are also subject to market risk. However, this risk is not significant and it is therefore not discussed below.

The Risk Management Committee is responsible for approving and amending the Bank’s market risk policies.

The Risk Management Committee uses a risk map to explain, in detail, the trades that the money desk is authorized to close and identifies the officers authorized to close those transactions. The risk map also describes the maximum terms for transactions, maximum amounts for the position in each product and the maximum amount of losses accepted (“stop loss”), and the credit risk limits with all financial counterparties, and it is structured in a manner that establishes different investment amounts tied to the Bank’s organizational chart, where the Treasury Manager has the highest authorized amount.

The Bank’s operations area ensures that each product’s back office conducts a daily control over compliance with the limits established in the risk map. In the event that an exception is needed, the back office must apply for authorization from the CEO while maintaining the global financial risk committee informed of all developments.

In addition, the Risk Management Committee authorizes risk levels in terms of interest rate, foreign exchange rate, inflation and term imbalance risks. The Assets and Liabilities Committee is responsible for monitoring compliance with the Bank’s market risk policies every two weeks.

In the course of its monthly meetings, the Bank’s Board of Directors is advised of the full range of resolutions adopted by the assets and liabilities committee, including:  liquidity risk, market risk, foreign currency risk and interest rate risk management.

The Bank evaluates, upgrades and improves market risk measurements and controls on a daily basis. In order to measure significant market risks (whether they arise in trading or non-trading portfolios), the Bank uses the value at risk methodology, or “VaR.” This methodology is based on statistical methods that take into account many variables that may cause a change in the value of its portfolios, including interest rates, foreign exchange rates, securities prices, volatility and any correlation among them. VaR is an estimation of potential losses that could arise from reasonably likely adverse changes in market conditions. It expresses the maximum amount of loss expected (given a confidence interval) over a specified time period, or “time horizon,” if that portfolio were held unchanged over that time period.

All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of the Bank’s VaR models is therefore continuously monitored. As calculated, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a five-day time horizon at a one-tailed 99% confidence interval. The Bank assumes a five-day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison.

The following table shows the five-day 99% confidence VaR for our combined trading portfolios in 2016, 2015 and 2014 (in thousands of Pesos):

	2016	2015	2014
Minimum	111,622	59,350	18,036
Maximum	36,590	30,741	90,196
Average	72,961	46,028	44,678
As of December 31,	45,385	30,741	51,073

In order to take advantage of good trading opportunities, the Bank has sometimes increased risk; however, during periods of uncertainty, the Bank has also reduced it.

Interest Rate Risk

Central Bank Communication “A” 5580 did not impact our minimum capital requirements for interest rate risk and other related measures. Notwithstanding this fact, the Superintendency will continue to review such risks and may determine that there is a need for additional regulatory capital. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Limitations.”

We define Interest Rate Risk as the risk relating to changes in the entity’s financial income and economic value as a result of fluctuations in the market’s interest rates. The following are known factors that contribute to this risk:

•                  Differences in maturity and adjustment dates of assets, liabilities and off-balance sheet holdings;

•                  Foreseeability, evolution and volatility with respect to local interest rates, foreign interest rates and CET;

•                  The base risk arising out of an imperfect correlation when adjusting asset and liability rates for instruments with similar revaluation characteristics; and

•                  Implicit options for particular assets, liabilities and off-balance sheet commitments held by the entity.

The Bank and CCF employ a prudent interest rate risk strategy allowing them to uphold their commitments and maintain desired levels of revenue and capital, both in normal and adverse market conditions.

Interest Rate Risk Management Model

The Bank and CCF include interest rate gaps in their interest rate risk management model. This approach analyzes mismatches between asset and liability interest rates between reevaluation periods with respect to balance sheet and off-balance sheet line-items. The result is a basic representation of the balance sheet structure that allows for the detection of interest rate risk concentrations within the different periods. This is also used to estimate the potential impact of interest rates falling outside of the financial margin (NIM-EaR method) and the entity’s economic value (MVE-VaR method).

Every balance sheet and off-balance sheet line-item is classified according to its maturity. For asset/liability management accounts without maturity, an internal method of analysis is used to determine possible maturity and sensitivity.

The Asset and Liability Management Committee monitors interest rate risk management and each financial management team is in charge of executing it. The Risk Management team and Financial Planning team are in charge of monitoring compliance, enforcing risk management strategies and issuing periodic reports.

Interest Rate Risk Capital Requirement

The Bank and CCF evaluate their minimum capital requirements relating to interest rate risk through the MVE-EaR model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The following chart shows the three-month 99% confidence interest rate risk VaR for our combined trading portfolios for 2016, 2015 and 2014 (in thousands of Pesos):

	2016	2015	2014
Minimum	461,509	221,237	133,616
Maximum	223,082	160,590	186,101
Average	348,404	196,582	156,459
As of December 31,	373,404	184,564	174,707

The Bank and CCF’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities.

The following tables show the Bank and CCF’s consolidated exposure to a positive interest rate gap, excluding CER adjusted securities:

	Remaining Maturity at December 31, 2016
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	2,338,308	548,592	—	315	2,887,215
Loans to the non-financial public sector (2)	3,792	—	—	—	3,792
Loans to the private and financial sector (2)	26,769,476	8,351,041	21,882	—	35,142,399
Other assets	37,080	—	1	—	37,081
Receivables from financial leases	649,170	867,160	296	—	1,516,626
Total interest-earning assets	29,797,826	9,766,793	22,179	315	39,587,113

Interest-bearing liabilities
Savings	11,098,706	—	—	—	11,098,706
Time deposits	12,286,586	10,743	—	—	12,297,329
Investment accounts	542,679	—	—	—	542,679
Subordinated notes	1,838,104	1,339,058	—	—	3,177,162
Liabilities with Argentine financial institutions	757,470	38,684	—	—	796,154
Liabilities with international banks and institutions	670,560	—	—	—	670,560
Total interest-bearing liabilities	27,194,105	1,388,485	—	—	28,582,590
Asset/liability gap	2,603,721	8,378,308	22,179	315	11,004,523
Cumulative asset/liability gap	2,603,721	10,982,029	11,004,208	11,004,523
Cumulative sensitivity gap as a percentage of total interest-earning assets	0.07	0.28	0.28	0.28

(1) Includes government securities, instruments issued by the Central Bank and participation in our securitization trusts.

(2) Loan amounts are stated before deducting allowances for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following two tables detail the Bank’s consolidated exposure to an interest rate gap, including CER adjusted securities, which may differ from ordinary interest rate securities behavior. Although the Bank maintains a positive gap in CER adjusted securities with maturities over one year, it is not significant.

The table below shows the Bank’s consolidated exposure to an interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2016
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets in national currency
Investment Portfolio(1)	1,494,298	505,763	—	158	2,000,219
Loans to the non-financial public sector (2)	3,792	—	—	—	3,792
Loans to the private and financial sector (2)	22,499,590	7,156,899	11,678	—	29,668,167
Other assets	6,110	—	—	—	6,110
Receivables from financial leases	631,946	834,808	—	—	1,466,754
Total interest-earning assets	24,635,736	8,497,470	11,678	158	33,145,042

Interest-bearing liabilities in national currency
Savings	8,664,181	—	—	—	8,664,181
Time deposits	11,226,114	328	—	—	11,226,442
Investment accounts	542,679	—	—	—	542,679
Subordinated notes	1,049,952	771,937	—	—	1,821,889
Liabilities with Argentine financial institutions	757,470	38,684	—	—	796,154
Liabilities with international banks and institutions	—	—	—	—	—
Total interest-bearing liabilities	22,240,396	810,949	—	—	23,051,345
Asset/liability gap	2,395,340	7,686,521	11,678	158	10,093,697
Cumulative asset/liability gap	2,395,340	10,081,861	10,093,539	10,093,697
Cumulative sensitivity gap as a percentage of total interest-earning assets	0.07	0.30	0.30	0.30

(1) Includes government securities, instruments issued by the Central Bank and participation in our securitization trusts.

(2) Loan amounts are stated before deducting allowances for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2016
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	844,010	42,829	—	157	886,996
Loans to the private and financial sector(2)	4,269,886	1,194,142	10,204	—	5,474,232
Other assets	30,970	—	1	—	30,971
Receivables from financial leases	17,224	32,352	296	—	49,872
Total interest-earning assets	5,162,090	1,269,323	10,501	157	6,442,071

Interest-bearing liabilities in foreign currency
Savings	2,434,525	—	—	—	2,434,525
Time deposits	1,060,472	10,415	—	—	1,070,887
Subordinated notes	788,152	567,121	—	—	1,355,273
Liabilities with Argentine financial institutions	—	—	—	—	—
Liabilities with international banks and institutions	670,560	—	—	—	670,560
Total interest-bearing liabilities	4,953,709	577,536	—	—	5,531,245
Asset/liability gap	208,381	691,787	10,501	157	910,826
Cumulative asset/liability gap	208,381	900,168	910,669	910,826
Cumulative sensitivity gap as a percentage of total interest-earning assets	0.03	0.14	0.14	0.14

(1)         Includes government securities, instruments issued by the Central Bank and participation in our securitization trusts.

(2)         Loan amounts are stated before deducting allowances for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Foreign Currency Risk

The Risk Management Committee is responsible for deciding the net position in foreign currency to be maintained at all times according to market conditions and monitoring it regularly.

Policies regarding foreign currency risk are applied at the level of our subsidiaries. Our foreign currency risk arises mainly from the operations of the Bank in its capacity as a financial intermediary. Our other subsidiaries are also subject to foreign currency risk. However, this risk is not significant and it is therefore not discussed below.

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2016, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.601.9 million, and this position generated a value at risk of Ps.33.8 million as of such date.

Liquidity Risk

Policies regarding liquidity risk are applied at the level of our subsidiaries. Our liquidity risk arises mainly from the operations of the Bank and CCF. Our other subsidiaries are also subject to liquidity risk, which is not significant.

The Bank and CCF define liquidity risk as the risk of having to pay additional financial costs due to an unexpected need for liquidity. This risk arises out of the differences in amounts and maturity of the assets and liabilities held by the Bank. There are two types of Liquidity Risk:

•                  Funding Liquidity Risk, which results from the inability to obtain funds at market price that are needed to ensure liquidity, mainly due to the market’s perception of the Bank and CCF.

•                  Market Liquidity Risk, which occurs when the Bank or CCF cannot trade its position in one or several assets at market price, which is caused by two factors:

•                  the assets are not sufficiently liquid and cannot be traded in the secondary market; and

•                  changes in the market where the assets are traded.

To manage liquidity risk, the Bank and CCF focus on their sources of liquidity. The Bank relies on certain financial products that can provide a quick source of liquidity in extreme situations of illiquidity. To this effect, the Bank considers factoring positions with a maturity of less than 90 days among its principal liquidity indicators and continuously monitors its factoring positions. The Bank also uses these indicators to determine its liquidity risk policy.

Following the same prudent risk strategy, the Bank and CCF prioritize the securitization of assets with a maturity of over 180 days, which reflects the Bank’s and CCF’s policy to minimize maturity mismatches.

In addition, the Bank and CCF rely on a system of indicators that allows them to detect and take steps to prevent potential liquidity risks. The Bank’s and CCF’s system of indicators and risk limits are established by the Risk

Management team and approved by the Board of Directors. These indicators are constantly monitored by the Risk Management Committee.

The Risk Management Committee coordinates and supervises the identification, measuring and monitoring of liquidity risk. The Assets and Liabilities Committee develops the strategies that allow for adequate liquidity risk management. The Assets and Liabilities Committee relies on several different departments within the Bank to develop and enforce these strategies, from issuing reports and risk management proposals to monitoring compliance with the established limits.

Operational Risk

We define operational risk as the risk of loss resulting from inadequate or failed internal processes due to personnel, systems or external events. The definition includes legal risk but excludes strategic and reputational risk. Legal risk can result from internal or external events and includes exposure to sanctions, penalties or other economic consequences that arise out of non-compliance with contractual or regulatory obligations.

We believe that we are pioneers in the design of operational risk management frameworks in Argentina, placing emphasis on risk identification, risk management policies and our organizational model. We have tailored our framework to the requirements established by the Central Bank, the Basel accords and international best practices. The Bank’s operational risk management processes are overseen by a process owner, who is assisted by a network of correspondents, and every branch and service center has a delegate in charge of monitoring risk. The correspondents and delegates report to the Operational Risk Department, ensuring that the Bank’s entire network is working together to monitor operational risk.

Operational Risk Measuring Models

The risk management process is based on complying with several stages designed to evaluate the Bank’s vulnerability to operational risk events, minimizing operational risk. This method allows the Bank to achieve a better understanding of its operational risk profile and adopt the necessary measures to address any vulnerability. The stages are divided into:

•                  Identification of operational risk by implementing a self-assessment risk control model, which applies to each of the Bank’s processes.

•                  Measurement and evaluation of operational risk by establishing risk levels, testing the effectiveness of control mechanisms and determining residual risk for each of the Bank’s processes.

•                  Mitigation, resulting from the application of plans of action and strategies designed to maintain risks within the levels established by the Board of Directors.

•                  Monitoring to quickly detect and address deficiencies in the policies, processes and procedures for managing operational risk, and to ensure constant improvement.

•                  Documenting the incidents and losses from operational risk by establishing a database that allows for a comparison of the frequency and impact of operational risk events with the risk control self-assessment model.

The Bank and CCF both have an Operational Risk Committee that is in charge of the enforcement of the operational risk policies and monitors the operational risks and operational risk events affecting each entity. In addition, the Operational Risk Committee issues reports to each entity’s high management and Risk Management Committee, and the Board of Directors.

The Bank and CCF internally evaluate their minimum capital requirements regarding operational risk through a model that calculates (i) expected losses, (ii) VaR (at a 99% confidence interval) and (iii) the minimum capital required to cover unexpected losses. The holding period used is one year.

Item 12.                     Description of Securities Other Than Equity Securities

Item 12.A            Debt Securities

Not applicable.

Item 12.B            Warrants and Rights

Not applicable.

Item 12.C            Other Securities

Not applicable.

Item 12.D            American Depositary Shares

Fees and Expenses

The depositary for our ADRs is BNY Mellon —BoNY-.

Holders of our ADRs are generally expected to pay fees to BoNY according to the schedule below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class B shares and the Class B shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Owners, subject to the depositary’s obligations under the deposit agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

Item 13.                     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                     Controls and Procedures

(a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Our CEO and CFO concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.

(b) This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c) Not applicable

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2016.

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A            Audit committee financial expert

Laurence Nicole Mengin de Loyer is our audit committee’s financial expert. She is an independent member of the audit committee under Rule 10A-3 and applicable NYSE standards.

Item 16.B            Code of Ethics

We have adopted a code of ethics which is posted on our web site at: https://www.gruposupervielle.com/English/Corporate-Governance/Corporate-Governance-policies/default.aspx. We did not modify our code of ethics during the year ended December 31, 2016. In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2016.

Item 16.C            Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2016 and 2015.

	2016	2015
	(in thousands of Pesos)
Audit Fees	16,809	10,801
Audit Related Fees	11,309	4,118
Tax Fees	1,490	2,447
All Other Fees	1,492	2,065
Total	31,100	19,431

Audit fees are fees for professional services performed by Price Waterhouse & Co. S.R.L for the audit and limited review of Grupo Supervielle’s consolidated annual and quarterly financial statements under local and U.S. GAAP requirements and services that are normally provided in connection with statutory and regulatory filings.

Audit-related fees consist of fees for professional services performed by Price Waterhouse & Co S.R.L. related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports.

Tax fees are fees billed with respect to tax compliance and advisory services related to tax liabilities.

All other fees include fees paid for professional services other than the services reported above under “audit fees”, “audit related fees” and “tax fees” in each of the fiscal periods above.

Audit Committee Pre-approval

Our audit committee is required to pre-approve all audit and non-audit services to be provided by our independent registered public accounting firm. Our Audit Committee has reviewed and approved audit and non-audit services fees proposed by our independent auditors.

Item 16.D            Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.F             Change in Registrant’s Certifying Accountant

None.

Item 16.G           Corporate Governance

NYSE Corporate Governance Rules

Under NYSE rules, foreign private issuers are subject to more limited corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules:  (1) we must satisfy the requirements of Rule 10A-3 relating to audit committees; (2) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (3) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table below briefly describes the significant differences between our domestic practice and the NYSE corporate governance rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Neither Argentine law nor our bylaws require us to have a majority of independent directors.

303A.02

No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

Pursuant to CNV Rules, a director is not independent if such director is:

a)             a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

b)             is currently an employee or has, in the last three years, been an employee of the listed company;

c)              a person who has a professional relationship or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

d)             a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

e)              a person who directly or indirectly provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives compensation for such services that is substantially higher than that received as director of the listed company; or

f)               the member is married or is a family member to an individual who would not qualify as independent.

“Material holdings” are shareholdings, either directly or indirectly, that represent at least 15% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors per class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
of its controlling shareholders.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings.

The Argentine Corporate Law provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting.

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Pursuant to applicable local rules, we have an Etchis, Compliance and Corporate Governance committee. Neither Argentine law nor our bylaws require the establishment of a nominating committee, as directors are nominated and appointed by the shareholders.

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a compensation committee. We do not have a compensation committee. However, we have a Human Resources committee which advises the board of directors on Senior Officers compensation schemes.

303A.06 303A.07

A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.

The responsibilities of an audit committee, as provided in Law No. 26,831 and the CNV standards are essentially the same as those provided for under Rule 10A-3, which we are required to satisfy.

Argentine law requires the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters.

The responsibilities of an audit committee include but are not limited to, the following:

a)             advise on the Board of Directors’ proposal for the designation of external independent accountants and to ensure their independence;

b)             oversee our internal control mechanisms and administrative and accounting procedures and assess the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

c)              oversee our information policies concerning risk management;

d)             provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

e)              advise on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;

f)               advise on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

g) verify the fulfillment of any applicable rules of

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
conduct; and

(h)         issue grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.

Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain a recommended Code of Corporate Governance for listed companies and the Board of Directors must include on its annual report, the degree of compliance of such code. We have adopted, as of May 26, 2011, a corporate governance manual.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct and ethics that applies to all of our employees.

303A.12

a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

Comparable provisions do not exist under Argentine law and CNV standards.

Item 16.H.        Mine Safety Disclosure

Not applicable.

Item  17.                  Financial Statements

Not applicable.

Item  18.                  Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.                     Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Bylaws of Grupo Supervielle (English translation), as amended.

2.1

Deposit Agreement among Grupo Supervielle S.A., The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016.

8.1	List of subsidiaries of Grupo Supervielle as of the date of this Annual Report.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SUPERVIELLE S.A.

By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer

Date: May 1, 2017.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Grupo Supervielle S.A. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

Buenos Aires, Argentina
April 28, 2017

Price Waterhouse & Co. S.R.L.

/s/ Diego Sisto
Diego Sisto
Partner

Grupo Supervielle S.A. and Subsidiaries

Consolidated Balance Sheet

As of December 31, 2016 and 2015

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
ASSETS
Cash and due from banks
Cash	Ps.	1,879,885	Ps.	1,826,954
Financial institutions and correspondents
Argentine Central Bank	5,736,955		4,813,285
Other local financial institutions	151,252		19,639
Foreign	378,633		129,927
Other	19,407		18,786
	Ps.	8,166,132	Ps.	6,808,591
Government and corporate securities (Note 5)
Holdings of trading securities	125,243		229,627
Unlisted Government securities	818,853		—
Investments in listed corporate securities	1,895		11,008
Securities issued by the Argentine Central Bank	1,414,053		691,246
	Ps.	2,360,044	Ps.	931,881
Loans (Note 6)
To the non-financial public sector	4,306		8,778
To the financial sector
Interbank loans (Call money loans granted)	25,000		—
Other loans to domestic financial institutions	419,456		179,719
Accrued interest, adjustments and exchange rate differences receivable	28,958		2,015

To the non-financial private sector and foreign residents
Overdrafts	3,110,097		1,634,870
Promissory notes	9,426,568		5,984,777
Mortgage loans	78,057		50,032
Automobile and other secured loans	65,076		104,469
Personal loans	9,916,776		6,018,601
Credit card loans	6,678,578		5,677,922
Foreign trade loans	5,311,475		618,411
Other loans	283,881		335,163
Accrued interest, adjustments and exchange rate differences receivable	773,961		428,600
Documented interest	(324,795)		(277,488)
Other	(1,738)		(295)
Less: Allowances (Note 7)	(899,147)		(617,313)
	Ps.	34,896,509	Ps.	20,148,261
Other receivables from financial transactions (Note 8)
Argentine Central Bank	535,351		394,612
Amounts receivable for spot and forward sales pending settlement (Note 8)	4,745		62,013
Securities receivable under spot and forward purchases pending settlement (Note 8)	594,730		13,365
Unlisted corporate bonds	29,166		14,243
Balances from forward transactions without delivery of underlying asset pending settlement	28,304		34,233
Other (Note 8)	2,586,247		1,949,291
Less: Allowances (Note 7)	(5,807)		(5,944)
	Ps.	3,772,736	Ps.	2,461,813

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Balance Sheet – Continued

As of December 31, 2016 and 2015

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
ASSETS (Continued)
Receivables from financial leases
Receivables from financial leases	Ps.	1,516,227	Ps.	1,069,808
Accrued interest and adjustments pending collection	26,882		20,560
Less: Allowances (Note 7)	(15,254)		(15,391)
	Ps.	1.527.855	Ps.	1,074,977
Unlisted equity investments (Note 9)
Other	3,732		8,647
Less: Allowances (Note 13)	(231)		(173)
	Ps.	3,501	Ps.	8,474
Miscellaneous receivables
Minimum presumed income tax — Tax credit (Note 20)	8,408		6,247
Other (Note 8)	1,139,203		642,880
Less: Allowances (Note 13)	(37,295)		(27,319)
	Ps.	1,110,316	Ps.	621,808

Premises and equipment, net (Note 10)	Ps.	621,575	Ps.	193,474

Miscellaneous assets (Note 11)	Ps.	425,501	Ps.	515,670

Intangible assets
Goodwill (Note 12.1)	31,475		40,760
Other intangibles (Note 12.2)	253,987		211,196
	Ps.	285,462	Ps.	251,956

Unallocated items	36,411		28,912

Total Assets	Ps.	53,206,042	Ps.	33,045,817

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Balance Sheet – Continued

As of December 31, 2016 and 2015

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
LIABILITIES

Deposits
Non-financial public sector	Ps.	2,587,253	Ps.	1,182,559
Financial sector	9,326		250,981
Non-financial private sector and foreign residents
Current accounts	4,361,405		3,042,376
Savings accounts	13,205,937		7,753,696
Time deposits	11,677,322		10,034,025
Investment accounts	375,000		664,900
Other	3,510,701		567,477
Accrued interest and exchange rate differences payable	170,920		220,563
	Ps.	35,897,864	Ps.	23,716,577
Other liabilities from financial transactions
Argentine Central Bank — Other	4,966		3,123
Banks and international institutions (Note 14)	703,010		130,182
Unsubordinated negotiable obligations (Note 15)	1,966,936		1,411,357
Amounts payable for spot and forward purchases pending settlement (Note 8)	592,386		12,328
Securities to be delivered under spot and forward sales pending settlement (Note 8)	29,979		62,698
Loans from domestic financial institutions (Note 14)	983,823		786,361
Balances from forward transactions without delivery of underlying asset pending settlement	—		37,543
Other (Note 8)	2,132,925		1,663,008
Accrued interest and exchange rate differences payable	100,809		46,095
	Ps.	6,514,834	Ps.	4,152,695
Miscellaneous liabilities
Directors’ and Statutory Auditors’ fees	1,534		360
Other (Note 8)	2,180,694		1,478,298
	Ps.	2,182,228	Ps.	1,478,658

Provisions (Note 13)	63,252		63,459
Subordinated negotiable obligations (Note 15)	1,378,758		1,125,853
Unallocated items	134,158		64,035
Non-controlling interests (Note 28)	103,397		70,830
Total Liabilities	Ps.	46,274,491	Ps.	30,672,107

SHAREHOLDERS’ EQUITY	6,931,551		2,373,710
Total Liabilities and Shareholders’ Equity	Ps.	53,206,042	Ps.	33,045,817

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Income

As of December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
Financial income

Interest on loans granted to the financial sector	73,754		9,173		8,556
Interest on overdrafts	996,571		594,315		341,500
Interest on promissory notes	1,906,421		1,400,099		1,179,807
Interest on mortgage loans	7,275		10,014		14,029
Interest on automobile and other secured loans	17,271		32,678		51,751
Interest on credit card loans	1,733,606		1,289,386		814,400
Interest on financial leases	329,550		178,219		80,442
Interest on other loans	3,715,110		2,186,064		1,378,625
Income from government and corporate securities	1,241,554		689,472		661,375
Interest on other receivables from financial transactions	217,662		38,066		14,197
Income from options	—		483		2,294
Consumer price index adjustment (“CER”)	1,724		374		339
Exchange rate differences on gold and foreign currency	367,436		44,735		105,392
Other (Note 19)	186,645		268,666		98,645
	Ps.	10,794,579	Ps.	6,741,744	Ps.	4,751,352

Financial expenses
Interest on current account deposits	—		—		1
Interest on savings account deposits	4,639		4,830		3,141
Interest on time deposits	2,803,306		2,168,344		1,555,249
Interest on interbank loans (call money loans)	31,173		18,933		10,143
Interest on other loans from the financial sector	309,462		137,982		101,935
Interest on other liabilities from financial transactions	128,027		266,760		201,839
Interest on subordinated obligations	267,542		81,282		63,742
Other interest	401,079		56,404		45,382
Consumer price index adjustment (CER)	920		276		416
Contributions made to Deposit Insurance Fund	87,619		180,704		59,175
Other (Note 19)	832,758		470,535		423,503
	Ps.	4,866,525	Ps.	3,386,050	Ps.	2,464,526

Gross financial margin - gain	5,928,054		3,355,694		2,286,826

Loan loss provisions (Note 7)	1,057,637		543,844		356,509

Services fee income
In relation to lending transactions	515,353		384,047		315,084
In relation to deposits transactions	922,403		678,531		531,892
Other commissions	136,362		77,071		76,681
Other (Note 19)	1,953,398		1,696,059		1,249,580
	Ps.	3,527,516	Ps.	2,835,708	Ps.	2,173,237

Services fee expense
Commissions	544,044		365,847		307,017
Other (Note 19)	536,616		412,645		305,228
	Ps.	1,080,660	Ps.	778,492	Ps.	612,245

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Income - Continued

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
Administrative expenses
Personnel expenses	Ps.	3,859,525	Ps.	2,767,111	Ps.	1,982,234
Directors’ and statutory auditors’ fees	73,894		59,475		29,668
Other professional fees	286,507		186,586		116,267
Advertising and publicity	226,350		165,413		98,422
Taxes	452,081		268,520		165,635
Depreciation of premises and equipment (Note 10)	81,558		56,637		43,308
Amortization of other intangibles (Note 12.2)	111,284		92,431		66,897
Other operating expenses	847,218		584,341		453,685
Other	121,864		80,889		57,726
	Ps.	6,060,281	Ps.	4,261,403	Ps.	3,013,842

Subtotal - Income from financial transactions	Ps.	1,256,992	Ps.	607,664	Ps.	477,467

Income from insurance activities	606,143		175,947		—
Miscellaneous income
Results from equity investments	—		3		1,688
Default interests	82,142		51,907		43,026
Loans recovered and allowances reversed	130,987		60,199		74,170
Other (Note 19)	216,755		255,056		71,121
	Ps.	429,884	Ps.	367,165	Ps.	190,005
Miscellaneous losses
Results from equity investments	4,996		—		1,414
Default interests and charges paid to the Argentine Central Bank	1,598		176		255
Loan loss provisions for miscellaneous receivables and other provisions	76,627		23,863		16,894
Depreciation and losses from miscellaneous assets (Note 11)	7,740		7,311		1,468
Amortization of goodwill (Note 12.2)	9,295		9,302		9,662
Other (Note 19)	358,690		172,775		62,068
	Ps.	458,946	Ps.	213,427	Ps.	91,761

Non-controlling interests result	Ps.	(22,166)	Ps.	(16,080)	Ps.	(13,707)

Income before tax	1,811,907		921,270		562,004

Income tax (Note 20)	Ps.	(500,603)	Ps.	(247,161)	Ps.	(199,084)

Net Income for the fiscal year	Ps.	1,311,304	Ps.	674,109	Ps.	362,920

Basic earnings per share	4.10		4.42		2.93

Diluted earnings per share	4.10		4.42		2.93

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos

	Contribution from shareholders				Reserves				Retained		Total Shareholders’
	Capital Stock		Paid-in Capital		Legal		Other		earnings		Equity
Balance at December 31, 2013	Ps.	124,485	Ps.	91,543	Ps.	24,897	Ps.	738,493	Ps.	372,990	Ps.	1,352,408
Distribution of retained earnings by the shareholders’ meeting on April 30,2014											—
Other Reserves	—		—		—		364,648		(364,648)		—
Dividend distribution	—		—		—		—		(8,342)		(8,342)
Net Income for the year	—		—		—		—		362,920		362,920
Balance at December 31, 2014	Ps.	124,485	Ps.	91,543	Ps.	24,897	Ps.	1,103,141	Ps.	362,920	Ps.	1,706,986
Distribution of retained earnings by the shareholders’ meeting on April 30,2015
Other Reserves	—		—		—		355,535		(355,535)		—
Dividend distribution	—		—		—		—		(7,385)		(7,385)
Capitalization of retained earnings	124,485		—		—		(124,485)		—		—
Net Income for the year	—		—		—		—		674,109		674,109
Balance at December 31, 2015	Ps.	248,970	Ps.	91,543	Ps.	24,897	Ps.	1,334,191	Ps.	674,109	Ps.	2,373,710
Distribution of retained earnings by the shareholders’ meeting on April 19, 2016
Legal Reserves	—		—		24,897		—		(24,897)		—
Other Reserve	—		—		—		624,050		(624,050)		—
Dividend distribution	—		—		—		—		(25,162)		(25,162)
Contribution from shareholders	114,807		3,156,892		—		—		—		3,271,699
Net Income for the year	—		—		—		—		1,311,304		1,311,304
Balance at December 31, 2016	Ps.	363,777	3,248,435		49,794		1,958,241		1,311,304		6,931,551

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	Ps.	7,616,502	Ps.	4,046,180	Ps.	2,786,733
Cash and cash equivalents at the end of the year	9,688,554		7,616,502		4,046,180
Net increase in cash and cash equivalents	Ps.	2,072,052	Ps.	3,570,322	Ps.	1,259,447
Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments)/collections related to:
Government and corporate securities	Ps.	(947,998)	Ps.	744,287	Ps.	97,819
Loans
To the financial sector	(217,926)		(169,047)		41,071
To the non-financial public sector	5,951		5,747		6,240
To the non-financial private sector and foreign residents	(4,863,859)		(184,866)		(580,329)
Other receivables from financial transactions	(67,871)		76,259		884,848
Receivables from financial leases	(60,992)		(219,970)		(305,926)
Deposits
To the financial sector	(241,655)		100,164		49,844
To the non-financial public sector	1,352,419		(314,813)		243,957
To the non-financial private sector and foreign residents	7,994,649		4,827,512		2,176,009
Other liabilities from financial transactions
Interbank loans (call money loans received)	119,032		(139,115)		54,834
Other (except for liabilities included in Financing Activities)	(589,851)		(417,149)		162,325
Collections related to income from services	4,436,397		3,040,982		2,149,487
Payments related to expenses for services	(1,279,764)		(902,340)		(641,098)
Administrative expenses paid	(5,340,482)		(3,608,264)		(2,650,606)
Payment of organization and development expenses	(97,184)		(100,886)		(75,517)
Net collections of penalty interest	82,142		51,907		43,026
Differences deriving from court resolutions paid	(1,480)		—		(297)
Other (payments) / collections related to miscellaneous income and losses	(100,958)		23,913		58,286
Net (payments) / collections related to other operating activities	(163,934)		(73,512)		174,185
Income tax/Minimum Presumed Income Tax paid	(310,983)		(290,971)		(126,867)
Net cash (used in) / provided by operating activities	Ps.	(294,347)	Ps.	2,449,838	Ps.	1,761,291
Cash Flow from investing activities
Net collections / (payments) related to bank premises and equipment	(494,253)		35,742		(51,847)
Net payments related to miscellaneous assets	35,520		(220,287)		(310,888)
Payments for sales of equity investments	(21)		—		(9)
Other payments for investing activities	(18,510)		(4,289)		(758)
Net cash used in investing activities	Ps.	(477,264)	Ps.	(188,834)	Ps.	(363,502)

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations	Ps.	371,069	Ps.	638,722	Ps.	(70,699)
Argentine Central Bank	1,843		2,092		195
International banks and institutions	568,385		74,445		7,631
Subordinated negotiable obligations	(123,811)		(74,684)		(60,208)
Financing received from Argentine financial institutions	(1,686,277)		254,113		(109,930)
Contributions from shareholders	3,301,137		—		—
Payment of dividends	(25,503)		(7,385)		(8,342)
Other payments from Financing Activities	(19,757)		(16,616)		(92,725)
Net cash provided by financing activities	Ps.	2,387,086	Ps.	870,687	Ps.	(334,078)
Financial income on cash and cash equivalents (including interest and monetary results)	456,577		438,631		195,736
Net increase in cash and cash equivalents	Ps.	2,072,052	Ps.	3,570,322	Ps.	1,259,447

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

1.      Business of the Company

Grupo Supervielle S.A. (“Grupo Supervielle”, the “Company” or the “Group”) is a financial services holding company organized under the laws of Argentina that conducts its business through its subsidiaries, providing banking services, proprietary brand credit card services, personal loans, insurance and other services. The detail subsidiaries of the Company and respective ownership is included in Note 2.

2.      Basis of Consolidation

Grupo Supervielle’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held by Grupo Supervielle in each of those companies’ capital stock are as follows:

	December 31,	December 31,	December 31,
Issuing Company	2016	2015	2014
Grupo Supervielle S.A.
Banco Supervielle S.A. (“Banco”)	98.23%	97.39%	97.39%
Cordial Compañía Financiera S.A. (“CCF”)	98.32%	97.52%	97.52%
Cordial Microfinanzas S.A. (“Cordial”)	99.77%	99.67%	99.67%
Sofital S.A.F. e II (“Sofital”)	100.00%	95.03%	95.03%
Tarjeta Automática S.A. (“Tarjeta”)	99.78%	99.68%	99.68%
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“SAM”)	100.00%	99.75%	99.75%
Espacio Cordial de Servicios S.A. (“ECS”)	100.00%	99.75%	99.75%
Supervielle Seguros S.A. (“SS”)	100.00%	99.75%	99.75%

Intercompany balances and transactions have been eliminated in consolidation.

3.      Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with the rules of the Argentine Central Bank (“BCRA”) which prescribes the generally accepted accounting principles for all banks in Argentina (“Argentine Banking GAAP”), which differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 29).

For purpose of these consolidated financial statements, certain disclosures related to formal legal requirements for reporting in Argentina have been omitted since they are not required for Securities and Exchange Commission (“SEC”) reporting purposes.

The following is a summary of significant policies followed by the Group in the preparation of the consolidated financial statements.

3.1 Presentation of Financial Statements in Constant Argentine Pesos

The consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine Banking GAAP and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Banking GAAP recognition of the effects of inflation has been resumed. In accordance with BCRA Communication “A” 3,921, inflation accounting was discontinued as from March 1, 2003.

Argentine GAAP requires financial statements shall be prepared in constant monetary units. The application of inflation adjustments shall become effective within an inflation context, which is featured, among other things, by the existence of an accrued inflation rate over a three-year period or exceeding the 100%. Once such rate is reached, all relevant financial statements shall be re-expressed as from the moment in which such adjustment was interrupted.

As of balance sheet date, management evaluated that within this environment, the inflation threshold set by Argentine professional accounting standards, had not been reached, and in consequence, no inflation adjustment has been applied to Financial Statements.

However, in the recent past years, certain macroeconomic indicators have suffered significant fluctuations, a fact that must be considered when assessing and interpreting the financial condition and performance as shown in these Financial Statements.

3.2 Foreign Currency

Assets and liabilities denominated in foreign currencies are converted into pesos using the year-end exchange rates. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange on the date of transaction settlement. Foreign exchange differences were recorded in the statement of income for each year in the caption “Exchange rate differences on gold and foreign currency”.

3.3 Gold

Gold has been valued at its market price at the year-end and converted into pesos using the year-end exchange rates.

3.4 Government and Corporate Securities

Government securities mainly represent obligations of the Argentine government. Corporate securities included in this caption consist of listed corporate equity securities and listed debt securities. Corporate equity and debt securities are considered to be held for trading purposes as defined under Argentine Banking GAAP.

Realized gains and losses on sales and interest income on government and corporate securities are included as “Income from government and corporate securities” in the accompanying statement of income.

Government Securities

Argentine Banking GAAP establishes two categories in which banks should classify Argentine government securities, according to the purpose of the relevant assets. The Group recognizes the securities as follows:

a)                 Securities measured at fair value: These securities, that have an active market in accordance with Central Bank rules, have been valued at their market price at year-end and converted into pesos following the procedure described in Note 3.2. Realized and unrealized exchange gains and losses are recorded in financial income for each year. Changes in fair value of these securities are recorded as financial income.

b)                 Securities measured at amortized cost: These securities, that do not have an active market in accordance with Central Bank rules, are valued at acquisition cost plus financial results accrued, exponentially applying the internal rate of return as per their issuance terms and conditions. The

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

accruals of the internal rate of return mentioned above were recorded in the related consolidated statements of income. This category includes securities recorded under the caption “Unlisted Government securities”.

Investments in listed corporate securities

These securities have been valued at their market price at each year-end. Changes in valuation of these securities are recorded as financial income for each year.

3.5 Interest Income (Expense)

Interest income and expense are recognized on an accrual basis using the straight-line method. For all lending and certain borrowing transactions in local and foreign currency with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan.

The Bank suspends the accrual of interest when the related loan is 90 days past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as “with problems” and “medium risk” or below, under Argentine Central Bank´s classification rules. Accrued interest remains on the Bank´s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

3.6 Loans

Loans are valued at amortized cost, plus interest accrued at each balance sheet date, net of allowances for loan losses, as described in note 3.7.

3.7 Allowances for Loan Losses

Allowances for loan losses are recognized considering the evaluation of the debt repayment capacity, the degree of debtors’ compliance and the guarantees securing the respective transactions, following the regulations on Debtor Classification and Minimum Loan Loss Risk Allowances issued by the BCRA.

3.8 Other receivables and liabilities from financial transactions

•                    Amounts receivable for spot and forward sales pending settlement: These receivables have been valued at their agreed settlement value. The difference between the market value of the securities and/or the foreign currency exchanged at the time of execution of the sale contracts and the agreed forward exchange value (premium) was accreted into income during the period held. The securities and/or foreign currency to be delivered were valued as stated on note 3.4, and recorded as Securities to be delivered under spot and forward sales pending settlement within “Other liabilities from financial transactions”.

•                     Securities receivable and to be delivered for spot and forward sales pending settlement: Securities and/or foreign currency to be received for purchases and to be delivered for sales are valued following the procedure described in Note 3.2.

•                     Unlisted corporate bonds: Have been valued at acquisition cost plus accrued interest at year-end.

•                     Other receivables not included in the Debtor Classification Regulations: This caption includes participation certificates issued by trusts and investments in mutual funds

Participation certificates issued by trusts have been accounted for under the equity method, and debt securities issued by trusts in pesos and in foreign currency been accounted for at cost plus

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

accrued interest. Investments in mutual funds have been accounted for at fair value, using net asset values at each balance sheet date. Changes in valuation are recognized in the statement of income.

•                     Banks and international institutions and subordinated negotiable obligations: Valued on the basis of the cash received, net of transaction costs, plus the financial results accrued on the basis of the internal rate of return estimated upon initial recognition.

3.9 Receivables from financial leases

The receivable from financial leases were valued at the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), the residual value and the purchase options. Interests earned on these receivables are recognized as financial income.

3.10 Provisions for Contingencies

The Group has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters.  The Group accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

3.11 Unlisted equity investments

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Investments in which the Group does not exercise significant influence are accounted for at cost.

Unlisted equity investments in other companies were valued as follows:

In Argentine non-controlled entities carrying out supplementary authorized activities:

Investments in Provincanje S.A., Mercado Abierto Electrónico S.A., Sedesa, Argencontrol S.A., Compensadora Electrónica S.A. Mendoza Fiduciaria S.A., Cuyo Aval S.G.R., ACH S.A., Garantizar S.G.R., Campo Aval S.G.R., Los Grobo S.G.R., Vínculos S.G.R. y Afianzar S.G.R., Garantía de Valores S.G.R., Americana de Valores S.G.R., Acindar Pymes S.G.R. y AFFIDAVIT S.G.R. were valued at cost, adjusted for inflation where applicable, as indicated in note 3.1, with the limit of their respective equity value calculated based on the latest financial statements of the issuers available at year-end.

In other Argentine controlled companies:

The investment in Viñas del Monte S.A. (“Viñas del Monte”) was valued at cost.

In other Argentine non-controlled companies:

The investment in San Luis Trading S.A. was valued at cost, adjusted for inflation as indicated in note 3.1.

In other foreign non-controlled companies:

The equity investment in SWIFT was valued at cost.

3.12 Premises and Equipment and Miscellaneous Assets

Have been valued at cost and adjusted for inflation, where applicable, as indicated in Note 3.1., less the corresponding accumulated depreciation.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Depreciation is calculated following the straight-line method over the following estimated useful lives:

Buildings	50 years
Furniture and facilities	10 years
Machinery and equipment	5 years
Vehicles	5 years
Other	5 years

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

The recorded value of these assets does not exceed their estimated recoverable value.

3.13 Miscellaneous Assets

Have been valued at cost and adjusted for inflation, where applicable, as indicated in Note 3.1, less accumulated depreciation, where applicable, calculated following the straight-line method over the estimated useful lives of the assets. The recorded value of these assets does not exceed their estimated recoverable value. Depreciable assets are those recorded under the captions “Assets taken as guarantee for loans” and “Other miscellaneous assets” (See note 11).

3.14 Intangible Assets

Other intangibles

Other intangibles consist of computer software costs and leasehold improvements and have been valued at cost, less accumulated amortization.

Amortization of leasehold improvements is calculated following the straight-line method over the shorter of the life of the improvement or the remaining lease term. Amortization of computer software cost is calculated following the straight-line method over a 5 years period.

Goodwill

Represents the excess of the acquisition cost over the value assigned to businesses acquired. Goodwill is amortized following the straight-line method over estimated useful lives, not exceeding 10 years.

3.15 Severance and vacation

Severance costs are expensed in the year in which the termination terms are agreed with the employees.

Vacations are expensed as paid.

3.16 Deposits

Deposits are valued at amortized cost. For deposits denominated in foreign currency, the procedure described in Note 3.2 is applied.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

3.17 Subordinated Negotiable Obligations

Subordinated Negotiable Obligations are valued at amortized cost plus accrued interest using the internal rate of return.

3.18 Shareholders’ Equity

Shareholders’ Equity accounts have been adjusted for inflation following the procedure described in Note 3.1, except for the “Capital Stock” account, which has been stated at their original values. The adjustment stemming from the restatement of these accounts has been capitalized.

3.19 Minimum Presumed Income Tax and Income Tax

Income tax is calculated at the rate of 35% on the tax result for all the years presented. Argentine Banking GAAP does not require the recognition of the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax basis and, therefore, income taxes for Banco Supervielle and Cordial Compañía Financiera are recognized on the basis of amounts due in accordance with Argentine tax regulations.

Minimum presumed income tax, established by Law No. 25,063, complements income tax since while the latter is assessable on the taxable profit for the fiscal year, minimum presumed income tax is a minimum tax levied on potential income provided by certain productive assets at the rate of 1%; the Entity’s tax obligation for each fiscal year being the higher of the two taxes. However, if in any fiscal year minimum presumed income tax exceeds income tax, that amount in excess will be computable as payment on account of income tax in excess of minimum presumed income tax arising in any of the following ten fiscal years.

The abovementioned law establishes that, the entities regulated by the Financial Institutions Law must consider 20% of their taxable assets as the taxable basis for calculation of the minimum presumed income tax, after deducting those defined as non-computable assets.

3.20     Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of less than three months according to the following detail:

	December 31,
	2016		2015		2014
Cash and due from banks	Ps.	8,166,132	Ps.	6,808,591	Ps.	3,649,084
Securities issued by the BCRA — listed	336,785		645,218		356,991
Holding of trading securities	—		—		1,537
Investments in money market funds	1,185,637		162,693		35,846
Time deposits — less than 90 days	—		—		2,722
Cash and cash equivalents	Ps	9,688,554	Ps	7,616,502	Ps.	4,046,180

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Reconciliation between balances as appearing on the Balance sheet and the items considered as Cash and cash equivalents:

	December 31,
	2016		2015		2014
Cash and due from banks
As per the Balance sheet	Ps.	8,166,132	Ps.	6,808,591	Ps.	3,649,084
As per the Statement of cash flows	Ps.	8,166,132	Ps.	6,808,591	Ps.	3,649,084
Government and corporate securities
Securities issued by the BCRA
As per the Balance sheet	Ps.	1,414,053	Ps.	691,246	Ps.	735,708
BCRA bills and notes — unlisted	(1,077,268)		(46,028)		(378,717)
As per the Statement of cash flows	Ps.	336,785	Ps.	645,218	Ps.	356,991
Holding of trading securities
As per the Balance sheet	Ps.	125,243	Ps.	229,627	Ps	98,656
Investments in unapplied listed corporate securities	(125,243)		(229,627)		(97,119)
As per the Statement of cash flows	—		—		Ps.	1,537
Other receivables from financial transactions
Other receivables not included in the debtor classification regulations
Financial trust Participation Certificates, Financial trust debt securities and other (Note 8)	Ps.	1,928,212	Ps.	1,543,389	Ps.	1,359,809
Other assets	(742,575)		(1,380,696)		(1,323,963)
As per the Statement of cash flows	Ps.	1,185,637	Ps.	162,693	Ps.	35,846
Acceptances, certificate of deposits and time deposits less than 90 d
Other (Note 8)	Ps.	156,084	Ps.	45.960	Ps.	106,293
Other financings	(31,744)		(1,348)		(183)
Accrued commissions	(19,480)		(26,373)		(2,520)
Time deposits not considered cash equivalent	—		—		(1,422)
Other assets	(104,860)		(18,239)		(99,447)
As per the Statement of cash flows	—		—		Ps.	2,722

3.21     Use of Estimates

The preparation of financial statements in conformity with Argentine Banking GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required for the accounting of the allowance for loan losses, the recoverable value of assets and the provisions for contingencies, among others. Actual results could differ from those estimates.

3.22     Impairment of long-lived assets

The Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss is only reversed when there is a subsequent change in estimates used to compute the

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

4.      Restricted Assets

At December 31 2016 and 2015, the following Group’s assets are restricted:

	December 31,
Item	2016		2015
Loans
In guarantee of secured borrowings	Ps.	178,862	Ps.	353,712
	Ps.	178,862	Ps.	353,712

Other receivables from financial transactions
Special guarantee accounts in BCRA (a)	535,351		Ps.	372,988
Others	620		1,247
	Ps.	535,971	Ps.	374,235

Miscellaneous receivables
Trust guarantee deposits	Ps.	7,893	Ps.	10,416
Guarantee deposits for forward transactions	114,820		6,902
Guarantee deposits for repurchase agreements	59,014		—
Guarantee deposits for credit cards	135,297		104,223
Other guarantee deposits	21,316		5,702
Total	Ps.	338,340	Ps.	127,243

(a)         Includes the special accounts balances as security for activities related to automated clearing house

5.              Government and Corporate Securities

Government and corporate securities consist of the following:

	December 31,
	2016		2015
Holding of Government Securities
Measured at fair value	Ps.	125,243	Ps.	229,627
Measured at amortized cost	818,853		—
Total	Ps.	944,096	Ps.	229,627

Securities issued by the BCRA
Measured at fair value	336,785		645,218
Measured at amortized cost	1,077,268		46,028
Total	Ps.	1,414,053	Ps.	691,246

Investment in listed corporate securities
Argentine shares	1,895		11,008
Foreign shares	—		—
Total	Ps.	1,895	Ps.	11,008

Total government and corporate securities	Ps.	2,360,044	Ps.	931,881

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	Maturing within
	Carrying value		1 year	1 to 5 years	5 to 10 years	After 10 years

Listed Government Securities	Ps.	125,243	28,427	96,503	—	313
Unlisted Government Securities	818,853		818,853	—	—	—
Securities issued by the BCRA	1,414,053		1,414,053	—	—	—
Investment in listed corporate securities	1,895		1,895	—	—	—
	Ps.	2,360,044	2,263,228	96,503	—	313

The maturities as of December 31, 2016, of government and corporate securities were as follows:

6.              Loans

The Group’s lending activities consist of the following:

• Loans to the non-financial public sector: loans to the federal and provincial governments of Argentina.

• Loans to the financial sector: loans to local banks and financial entities.

• Loans to the non-financial private sector and foreign residents:

Overdrafts — short-term obligations drawn on by customers through overdrafts of current accounts.

Promissory Notes — endorsed promissory notes, discounted and purchased bills and factored loans.

Mortgage loans — loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.

Automobile and other secured loans — loans where collateral is pledged as an integral part of the loan document.

Personal loans — loans to individuals.

Credit card loans — loans to credit card holders.

Foreign Trade loans — loans to exporters / importers.

Government securities loans — loans where government securities are exchanged.

Other — includes mainly short-term loans for export prefinancing and financing.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

As of December 31, 2016 and 2015, the classification of the Group’s loan portfolio pursuant to BCRA regulations was as follows:

	December 31,
	2016		2015

Non-financial public sector	Ps.	4,306	Ps.	8,778
Financial sector (Argentine)	473,414		181,734
Non-financial private sector and foreign residents	35,317,936		20,575,062
Commercial
- With self-liquidating preferred guarantees	538,046		312,983
- With other preferred guarantees	1,891,658		1,440,973
- Without preferred guarantees	14,312,177		7,026,419
Consumer
- With self-liquidating preferred guarantees	90,109		69,272
- With other preferred guarantees	108,021		281,285
- Without preferred guarantees	18,377,925		11,444,130
Subtotal	35,795,656		20,765,574
Less: Allowance (Note 7)	(899,147)		(617,313)
Total	Ps.	34,896,509	Ps.	20,148,261

Loans with “Self-liquidating preferred guarantees” consist mainly of loans secured by cash collateral, gold collateral, warrants over primary products and other forms of collateral of self-liquidation.

Loans with “Other preferred guarantees” consist, in general, of loans secured by mortgages and other forms of collateral pledged to secure the loan amount.

Loans “Without preferred guarantees” consist, in general, of unsecured loans.

The following industry segments comprised the most significant loan concentrations as of December 31, 2016 and 2015:

	December 31,
	2016	2015
Financial Sector	3.4%	1.9%
Services	3.6%	6%
Primary Products	8.1%	8.4%
Consumer	58.2%	59.4%
Retail Trade	3.7%	1.5%
Construction	8.8%	7.5%
Manufacturing	4.4%	7.9%
Other	9.8%	7.4%

Substantially all of Group´s operations, property and customers are located in Argentina. Therefore, the performance of loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

7.              Allowance for Loan Losses

The activity in the allowance for loan losses (which includes the allowances for loans, for other receivables from financial transactions and for receivables from financial leases) for the years ended December 31, 2016, 2015 and 2014, was as follows:

	December 31,
	2016		2015		2014

Balance at beginning of year	Ps.	(638,648)	Ps.	(429,358)	Ps.	(353,756)
Provision charged to income	(1,057,637)		(543,844)		(356,509)
Write-offs and reversals	776,077		334,554		280,907
Balance at end of year	Ps.	(920,208)	Ps.	(638,648)	Ps.	(429,358)

The Group has entered into certain renegotiations with customers. The Group has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses.

8.              Other Receivables and Liabilities from Financial Transactions, Miscellaneous Receivables and Miscellaneous Liabilities

The composition of other receivables from financial transactions, by type of guarantee, as of December 31, 2016 and 2015 was as follows:

	December 31,
	2016		2015

Preferred guarantees, including deposits with BCRA	Ps.	535,351	Ps.	394,612
Unsecured	3,243,192		2,073,145
Allowance	(5,807)		(5,944)
	Ps.	3,772,736	Ps.	2,461,813

The breakdown of the caption “other” included in “Other receivables from financial transactions” in the balance sheet was as follows:

	December 31,
	2016		2015
Other receivables not included in the debtor classification regulations
Financial Trust Participation Certificates	Ps.	530,607	Ps.	706,956
Financial Trust Debt Securities	100,644		664,933
Money Market Funds	1,185,637		162,692
Other Mutual Funds	110,951		—
Other	373		8,808
Other payments by third parties	11,979		—
Other financing	376,601		179,286
Accrued commissions receivable	113,371		180,656
Other	156,084		45,960
	Ps.	2,586,247	Ps.	1,949,291

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

The breakdown of the caption “other” included in “Other liabilities from financial transactions” in the balance sheet was as follows:

	December 31,
	2016		2015

Collections and other operations on behalf of third parties	Ps.	953,743	Ps.	724,154
Sundry (payment orders abroad)	464,070		208,983
Other withholdings and collection	455,663		423,227
Social security payment orders pending settlement	82,761		74,209
Liabilities for financing of purchases	29,845		33,112
Other	146,843		199,323
	Ps.	2,132,925	Ps.	1,663,008

The breakdown of the caption “other” included in “Miscellaneous receivables” in the balance sheet was as follows:

	December 31,
	2016		2015

Guarantee deposits	Ps.	339,340	127,182
Sundry debtors	397,399		246,884
Payments in advance	109,568		78,095
Tax advances	95,116		52,631
Loans to employees	190,925		66,302
Other	6,855		71,786
	Ps.	1,139,203	Ps.	642,880

The breakdown of the caption “other” included in “Miscellaneous liabilities” in the balance sheet was as follows:

	December 31,
	2016		2015

Tax payable	Ps.	727,218	Ps.	413,482
Payroll and social security	583,317		371,122
Sundry creditors	678,246		466,657
Collections in advance	156,382		216,037
Other	35,531		11,000
	Ps.	2,180,694	Ps.	1,478,298

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

The Group enters into forward transactions related to government securities and foreign currencies. The Group recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	December 31,
	2016	2015
Amounts receivable from spot and forward sales pending settlement	4,745	62,013
Receivable from spot sales of government and private securities pending settlement	3,501	57,919
Receivables from spot sales of foreign currency pending settlement	1,091	3,793
Receivables from other spot sales pending settlement	153	301
Securities and foreign currency receivable from spot and forward purchases pending settlement	594,730	13,365
Spot purchases of government and private securities pending settlement	980	9,387
Spot purchases of foreign currency pending settlement	3,322	3,899
Forward purchases of securities under repo transactions	590,266	—
Other spot purchases pending settlement	162	79
Amounts payable for spot and forward purchases pending settlement	592,386	12,328
Payables for spot purchases of government securities pending Settlement	970	9,465
Payables for spot purchases of foreign currency pending settlement	—	2,785
Payables for forward purchases of securities under repo transactions	591,264	—
Other payables for spot purchase pending settlement	152	78
Securities and foreign currency to be delivered under spot and forward sales pending settlement	29,979	62,698
Forward sales of government securities under repo transactions	3,500	—
Spot sales of government and private securities pending settlement	—	56,493
Spot sales of foreign currency pending settlement	26,317	5,823
Other forward sales pending settlement	162	382

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 3.8).

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

9.              Unlisted equity Investments

Equity investments in other companies consisted of the following as of December 31, 2016 and 2015:

	December 31,
	2016		2015
In Complementary and authorized activities
Mercado Abierto Electrónico S.A.	Ps.	61	Ps.	61
SEDESA S.A.	39		36
Argencontrol S.A.	25		25
Compensadora Electrónica S.A.	54		33
Provincanje S.A.	684		684
Total equity investments in Complementary and authorized activities	Ps.	863	Ps.	839

	December 31,
	2016		2015
In Non-financial Institutions
Viñas del Monte S.A.	Ps.	2,730	Ps.	7,670
San Luis Trading S.A.	51		51
SWIFT S.A.	1		1
Other	87		86
Total equity investments in non-financial institutions	Ps.	2,869	Ps.	7,808
Less: Allowances (Note 13)	Ps.	(231)	Ps.	(173)
Total Equity investments	Ps.	3,501	Ps.	8,474

The interests in mutual guarantee companies are not above detailed, as their aggregated amount is lower than Ps.1.

10.       Premises and Equipment, net

The major categories of premises and equipment as December 31, 2016 and 2015 were as follows:

	December 31,
	2016		2015

Land and buildings	Ps.	368,400	Ps.	25,803
Furniture and fittings	60,675		55,220
Machinery and equipment	169,028		97,624
Vehicles	23,138		14,508
Other	334		319
	Ps.	621,575	Ps.	193,474

Accumulated depreciation included in the above categories was Ps.356,060 and Ps.274,502 as of December 31, 2016 and 2’15, respectively. Depreciation expense was Ps.81,558, Ps.56,637 and Ps.43,308 as of December 31, 2016, 2015 and 2014, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

11.         Miscellaneous Assets

Miscellaneous assets consisted of the following as of December 31, 2016 and 2015:

	December 31,
	2016		2015

Construction in progress	Ps.	22,267	Ps.	41,822
Advances for purchase of assets	249		2,970
Stationery and office supplies	20,449		11,864
Works of art	3,455		2,486
Assets taken as guarantee for loans	331		337
Others miscellaneous assets (a)	378,750		456,191
	Ps.	425,501	Ps.	515,670

(a)         Corresponds mainly to an acquisition for a total of Ps.237 million of eight office units and forty parking spaces for a probable future reallocation of its staff on December 31, 2014 and an acquisition for a total of Ps.165 million of four office units as of December 31, 2015. During 2016 the Group has sold two office units and fifteen parking spaces for a total of Ps.58 million.

Depreciation expense was Ps.7,740, Ps.7,311 and Ps.1,468 as of December 31, 2016, 2015 and 2014, respectively.

12.       Intangible Assets

12.1 Goodwill

As of December 31, 2016 and 2015 goodwill breakdown is as follows:

		December 31,
	Estimated Useful life (years)	2016	2015
Goodwill for the purchase of Banco Regional de Cuyo S.A., net of accumulated amortization	10	6,391	Ps.	10,225
Goodwill for the purchase of Cordial Compañía Financiera, net of accumulated amortization	10	23,697	28,867
Goodwill for the purchase of Supervielle Seguros S.A., net of accumulated amortization	10	1,130	1,394
Others		257	274
Total		31,475	Ps.	40,760

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

12.2 Other Intangible Assets

As of December 31, 2016 and 2015, the organization and development costs breakdown is as follows:

	Estimated useful	December 31,
	life (years)	2016	2015
Cost from information technology projects (a)	5	142,946	Ps.	129,316
Other capitalized cost (b)	5	111,041	81,880
Total		253,987	Ps.	211,196

(a) Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post implementation stages of software development.

(b) Under Central Bank rules, the Bank records cost inherent to the improvements in leased building.

Amortization expense of goodwill and other intangible assets was Ps. 120,579, Ps. 101,733 and Ps. 76,559 as of December 31, 2016, 2015 and 2014, respectively, which was recorded in Administrative expenses and Miscellaneous Losses.

13.       Allowances and Provisions

Allowances on other assets and provisions as of December 31, 2016 and 2015 were as follows:

	December 31,
	2016		2015

Allowances against asset accounts:
Unlisted equity investments (a)	Ps.	231	Ps.	173
Miscellaneous receivables, for collection risk (b)	37,295		27,319
	Ps.	37,526	Ps.	27,492
Provisions:
For contingent commitments	2,347		2,200
Other contingencies (c)	60,905		61,259
Total Provisions	Ps.	63,252	Ps.	63,459

(a) Includes the estimated losses due to the excess of the cost over the equity method in equity investments.

(b) Based upon an assessment of debtors’ performance, the economic and financial situation and the collateral securing their respective obligations.

(c) Includes the estimated amounts payable under lawsuits against the Group and other contingences.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

14.       Other Liabilities from Financial Transactions - Banks and International Institutions, and Loans from Domestic Financial Institutions

The Group borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2016		2015
Description
Banks and International Institutions
Contractual long-term liabilities	Ps.	31,342	Ps.	1,994
Contractual short-term liabilities	Ps.	671,668	Ps.	128,188

Total Banks and International Institutions	Ps.	703,010	Ps.	130,182

Loans from Domestic Financial Institutions
Contractual long-term liabilities	Ps.	43,564	Ps.	167,586
Contractual short-term liabilities	Ps.	940,259	Ps.	618,775

Total Loans from Domestic Financial Institutions	Ps.	983,823	Ps.	786,361
TOTAL	Ps.	1,686,833	Ps.	916,543

As of December 31, 2016 maturities of the above long-term loans for each of the fiscal years 2018 through 2020 and thereafter were as follows:

Contractual long-term Liabilities
2018	Ps.	24,374
2019	20,050
2020	13,773
Thereafter	16,709
	Ps.	74,906

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

15.       Other Liabilities from Financial Transactions - Unsubordinated and Subordinated Negotiable Obligations

15.1 Unsubordinated Negotiable Obligations

The amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows:

			Annual		December 31,
	Issue date	Maturity date	interest rate		2016	2015
Short-Term
Grupo Supervielle Class XIII	1/31/14	1/31/19	Badlar +Spread 6.25%	Ps.	—	2,610
Grupo Supervielle Class XV	5/13/14	5/13/16	Badlar +Spread 4.65%	Ps.	—	84,975
Grupo Supervielle Class XVI	9/23/14	3/23/16	Badlar +Spread 3.25%	Ps.	—	81,754
Grupo Supervielle Class XVII	1/23/15	1/23/16	28.5%	Ps.	—	133,904
Grupo Supervielle Class XVIII	1/23/15	7/23/16	Badlar +Spread 4.8%	Ps.	—	23,957
Grupo Supervielle Class XIX	5/20/15	11/20/16	Mixed	Ps.	—	140,968
Grupo Supervielle Class XX	7/28/15	1/28/17	Mixed	Ps.	129,389	4,899
Cordial Compañía Financiera Class V	8/15/14	2/15/16	Badlar +Spread 3.75%	Ps.	—	147,222
Cordial Compañía Financiera Class VI	5/14/15	5/14/16	29.0%	Ps.	—	145,980
Cordial Compañía Financiera Class VII	5/14/15	11/14/16	Badlar + Spread 5.00%	Ps.	—	11,579
Cordial Compañía Financiera Class VIII	10/6/15	7/6/16	28.50%	Ps.	—	54,000
Cordial Compañía Financiera Class IX	10/6/15	10/6/17	Badlar + Spread 5.95%	Ps.	83,750	—
Cordial Compañía Financiera Class X	5/19/16	11/19/17	Badlar + Spread 5.50%	Ps.	197,000	—
Cordial Compañía Financiera Class XII	12/23/16	12/23/17	24.90%	Ps.	154,214	—
Banco Supervielle Class V	11/19/15	5/20/17	Badlar + Spread 4.50%	Ps.	339,715	—
Banco Supervielle Class VII	11/15/16	11/17/17	Badlar + Spread 3.50%	Ps.	268,273	—
Total short-term liabilities				Ps.	1,172,341	831,848

Long-Term
Grupo Supervielle Class XIII	1/31/14	1/31/19	Badlar +Spread 6.25%	Ps.	22,659	22,658
Grupo Supervielle Class XX	7/28/15	1/28/17	Mixed	Ps.	—	129,385
Cordial Compañía Financiera Class IX	10/6/15	10/6/17	Badlar + Spread 5.95%	Ps.	—	88,750
Banco Supervielle Class V	11/19/15	5/20/17	Badlar + Spread 4.50%	Ps.	—	338,716
Banco Supervielle Class VI	10/7/16	10/12/18	Badlar + Spread 3.50%	Ps.	420,507	—
Cordial Compañía Financiera Class XI	10/25/16	4/24/18	Badlar + Spread 3.57%	Ps.	200,000	—
Cordial Compañía Financiera Class XIII	12/23/16	6/23/18	Badlar + Spread 4.00%	Ps.	151,429	—
Total long-term liabilities				Ps.	794,595	579,509
				Ps.	1,966,936	1,411,357

As of December 31, 2016 and 2015, interest and principal on all of the above debt securities were payable in Pesos.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Accrued interest on the above liabilities for Ps. 74,749 and Ps. 25,855 as of December 31, 2016 and 2015 is included under the caption “Other Liabilities from Financial Transactions” in the accompanying balance sheet.

15.2 Subordinated Negotiable Obligations

The amounts outstanding and the terms corresponding to outstanding subordinated negotiable obligations at the dates indicated were as follows:

		Maturity	Annual	December 31,
	Issue date	date	interest rate	2016		2015
Subordinated Negotiable obligations
Banco Supervielle Class I	11/08/10	11/11/17	11.375%	800,674		652,673
Banco Supervielle Class III	8/15/13	8/20/20	7.00%	363,623		297,362
Banco Supervielle Clas IV	11/14/14	11/18/21	7.00%	214,461		175;818
Total long-term liabilities				Ps.	1,378,758	Ps.	1,125,853

As of December 31, 2016, interest and principal on all of the above subordinated negotiable obligations were payable in US Dollars.

Each line of the “Subordinated Negotiable Obligations” includes accrued interest for a total amount of Ps. 23,485 and Ps. 19,269 as of December 31, 2016 and 2015.

Subordinated long-term negotiable obligations as of December 31, 2016 mature as follows:

2017	Ps.	811,637
2018		—
2019		—
2020		354,458
2021		212,663
Total	Ps.	1,378,758

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

16.                               Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2016		2015
Assets:
Cash and due from banks	Ps.	3,736,333	Ps.	1,775,819
Government and corporate securities	886,997		205,953
Loans	5,539,631		749,471
Other receivables from financial transactions	158,894		29,602
Receivables from financial leases	50,023		—
Equity investments in other companies	1		1
Miscellaneous receivables	125,785		98,767
Unallocated items	3,597		13,350
Total	Ps.	10,501,261	Ps.	2,872,963
Liabilities:
Deposits	Ps.	7,402,682	Ps.	1,330,637
Other liabilities from financial transactions	1,180,392		407,938
Miscellaneous liabilities	35,313		35
Subordinated Negotiable Obligations	1,378,757		1,125,853
Unallocated items	12,134		1,012
Total	Ps.	10,009,278	Ps.	2,865,475

17.                               Deposits and Interest-bearing Deposits with Other Banks

Interest-bearing Deposits with Other Banks:

a)             Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 5,736,955 and 4,813,285 as of December 31, 2016 and 2015, respectively; and (2) interest-bearing deposits in local and foreign banks totaling 529,885 and 149,566 as of December 31, 2016 and 2015, respectively.

b)             Included in “Loans” there are: overnight bank interest-bearing deposits totaling  419,456 and 179,719 as of December 31, 2016 and 2015, respectively.

Deposits

The following table sets forth information regarding the maturity of deposits exceeding Ps.100,000 at December 31, 2016:

December 31, 2016
Time Deposits
Within 3 months	11,344,685
After 3 months but within 6 months	231,160
After 6 months but within 12 months	17,787
Over 12 months	10,513
Total Time Deposits(1)	11,604,145

(1)  Only principal.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

18.                               Transactions with Related Parties

The Group has granted loans to certain related parties including officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2016 and 2015, amounted to Ps. 133,600 and Ps. 11,718, respectively.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

19.                                 Breakdown of Captions Included in the Income Statement

	December 31,
	2016		2015		2014
Financial Income
Other
Interest on foreign trade loans	Ps.	84,597	Ps.	33,558	Ps.	28,556
Premium on repo transactions	Ps.	13,556	Ps.	5,283	Ps.	13,129
Forward transactions	Ps.	—	Ps.	228,152	Ps.	—
Income from sales of equity investments	Ps.	—	Ps.	1,089	Ps.	847
Mutual guarantee companies income	Ps.	51,463	Ps.	—	Ps.	—
Other	Ps.	37,029	Ps.	584	Ps.	56,113
	Ps.	186,645	Ps.	268,666	Ps.	98,645

	December 31,
	2016		2015		2014
Financial Expense
Other
Turnover Tax	Ps.	698,526	Ps.	431,929	Ps.	294,933
Premium on repo transactions	Ps.	94,143	Ps.	38,085	Ps.	26,565
Forward transactions	39,016		Ps.	—	Ps.	96,172
Other	Ps.	1,073	Ps.	521	Ps.	5,833
	Ps.	832,758	Ps.	470,535	Ps.	423,503

	December 31,
	2016		2015		2014
Services fee income
Other
Commissions	Ps.	1.684.792	Ps.	1,527,169	Ps.	1,097,898
Income from Mutual Funds administration services	140,118		80,234		54,844
Rentals from safety boxes	90,938		74,684		61,840
Other	37,550		13,972		34,998
	Ps.	1,953,398	Ps.	1,696,059	Ps.	1,249,580

Service fee expense
Other
Expenses and promotions related to credit cards	Ps.	205,265	Ps.	158,474	Ps.	147,045
Turnover tax	263,615		208,140		149,929
Other	67,736		46,031		8,254
	Ps.	536,616	Ps.	412,645	Ps.	305,228

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31,
	2016		2015		2014

Miscellaneous income
Other
Sales of products	Ps.	92,755	Ps.	73,919	Ps.	42,441
Other adjustments and interest of miscellaneous credits	42,327		14,055		7,202
Rentals	42,256		24,900		5,360
Gains on premises and equipment and miscellaneous assets disposals	5,568		101,079		2,684
Charge of couriers	5,274		4,174		2,579
Other	28,575		36,929		10,855
	Ps.	216,755	Ps.	255,056	Ps.	71,121

	December 31,
	2016		2015		2014
Miscellaneous losses
Other
Charges paid to National Social Security Administration (ANSES)	Ps.	229,669	Ps.	12,309	Ps.	13,537
Unrecoverable VAT and other tax credits	19,296		9,429		4,385
Grants paid	15,115		6,540		4,214
Turnover tax	13,819		10,964		4,863
Losses on quota refund	12,744		12,762		4,161
Losses related to fiduciary services	2,244		—		1,246
Court resolutions paid	1,480		1,322		701
Other adjustments and interest of miscellaneous liabilities	1,432		—		466
Other	62,891		119,449		28,495
	Ps.	358,690	Ps.	172,775	Ps.	62,068

20. Income Taxes

Income tax charge for the fiscal years ended December 31, 2016, 2015 and 2014 amounted to Ps. 500,603, Ps. 247,161 and Ps. 199,084 respectively.

As of December 31, 2016 and 2015, the consolidated Group’s Minimum Presumed Income Tax (MPIT) available to credit against future income tax amounts to Ps. 8,408 and Ps 6,247, respectively. Such MPIT expire over the following ten years.

21. Restrictions Imposed on the Distribution of Dividends

The distribution of retained earnings in the form of dividends is governed by the Argentine Corporations Law. These rules require Grupo Supervielle to transfer 5% of its net income to a legal reserve until the reserve equals to 20% of the company’s outstanding capital stock.

In addition, with regard to Banco Supervielle and Cordial Compañía Financiera the regulations in force at December 31, 2016 provide as follows:

a)                 20% of the profits shown by the income statement for the fiscal year, plus - minus the adjustments to prior year results, minus the accumulated loss, if any, at the end of the preceding year, must be transferred to the Bank´s legal reserve.

b)                 No profits may be distributed or remitted prior to the approval of the results for the year and of the publication of the Bank´s annual financial statements.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

c)                  All profit distributions must have the prior authorization of the Superintendency of Financial and Exchange Institutions of the BCRA, the intervention of which will be aimed at verifying the correct application of the procedures described in the regulations in force on this matter, issued by the BCRA.

d)                 The amount to be distributed, shall not compromise the Company’s liquidity and solvency, which can be verified by not recording insufficiencies in the capital adequacy requirements at the end of the fiscal year from which dividends are to be paid out. In regards to minimum liquidity requirements, the average balance of liquid assets (in pesos, foreign currency or government securities) must exceed the liquidity requirement of the last closed period, or the projected period considering the dividend payment.

22.                               Capital Stock

As of December 31, 2016 the Group has outstanding 126,738,188 Ordinary Class “A”, nominated, non-endorsable shares, which are entitled to five votes per share and 237,039,427 Ordinary Class “B”, nominated and non-endorsable shares, which are entitled to one vote per share.

On October 7, 2015, the Company’s shareholders approved the capitalization of retained earnings for an amount of 124,485, by issuing 63,369,094 Class A ordinary shares, 59,516,170 Class B ordinary shares and 1,600,000 preferred shares. At the same time, shareholders approved an amendment to preferred shares terms, giving their holders the right to convert the preferred into an equal number of Class B ordinary shares. Such option was exercised by the preferred shares holders on January 5, 2016 and in consequence the 3,200,000 outstanding preferred shares were cancelled and an equal number of new Class B ordinary shares were issued.

The Company is not subject to the minimum capital requirements established by the BCRA.

Pursuant to BCRA regulations, Banco Supervielle and Cordial Compañía Financiera must maintain a minimum capital, which is calculated by weighting the risks related to assets, bank premises and equipment, miscellaneous and intangible assets.

Under BCRA regulations, as of December 31, 2016 and 2015, the minimum capital requirements as applied to the Bank were as follows:

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2016	Ps.	4,187,509	Ps.	6,146,853	146,8
December 31, 2015	Ps.	2,745,169	Ps.	2,968,560	108,1

As of December 31,2016 and 2015, the Bank and CCF, met all capital adequacy requirements to which are subject.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

23.                               Earnings per Share

Basic and diluted earnings per share are based upon the weighted average of common shares outstanding of Grupo Supervielle. Average shares outstanding were 319,827,519, 151,839,052 and 122,885,264, for the years ended December 31, 2016, 2015 and 2014, respectively.

24.                               Contribution to the Deposit Insurance System

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency. In January 2011, the amount was updated to Ps. 120. Later, in November 2014, through Communication “A” 5641, the BCRA increased this amount to Ps. 350.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco Supervielle, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995, at an interest rate exceeding the one established regularly by the BCRA based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those deposits made as a result of incentives other than the interest rate are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). The shareholders of SEDESA are the BCRA and the financial institutions, in the proportion determined by the BCRA based on the contributions made to the fund.

25.           Financial Instruments with Off-Balance Sheet Risk

25.       a. Credit-related financial instruments

The Group enters into various transactions involving off-balance sheet financial instruments. The instruments could be used in the normal course of its business in order to meet the financing needs of its customers. These instruments expose the Group to credit risk above and beyond the amounts recorded in the consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.

The Group uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans.

The Group’s exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

A summary of the credit exposure related to these items is shown below:

	December 31,
	2016		2015

Standby letters of credit	Ps.	19,458	Ps.	67,956
Guarantees granted	Ps.	488,792	Ps.	401,434
Acceptances	Ps.	41,961	Ps.	9,515

Standby letters of credit and guarantees granted are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.

Acceptances are conditional commitments for foreign trade transactions.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These counter-guarantees are classified by type, as follows:

	December 31,
	2016		2015
Preferred counter-guarantees	Ps.	5,844,275	Ps.	2,373,195
Other counter-guarantees	Ps.	10,341,973	Ps.	6,421,373

The Group accounts for checks drawn on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2016		2015

Checks drawn on other banks	Ps.	1,985,525	Ps.	1,133,881
Bills and other items for collection	Ps.	3,445,586	Ps.	2,703,830

25.       b. Trust activities

See note 26

25. c.  Derivative Financial Instruments

In the normal course of business, the Group enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

•                  Forwards and Futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument. Forwards contracts are OTC agreements and are principally dealt in by the Group in foreign exchange as forward agreements.

•                  Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at a specific date and for a period in the future.

•                  Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Pursuant to BCRA´s rules, forward transactions with delivery of underlying assets, must be recorded under “Other receivables from financial intermediation” and “Other liabilities from financial transactions” in the accompanying consolidated balance sheet and they are valued as mentioned in Note 3.8.

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2016 and 2015:

	December 31,
	2016		2015
Forward sales of foreign exchange without delivery of underlying assets	Ps	342,160	Ps	890,079
Forward sales of gold without delivery of underlying assets	—		16,566
Forward purchases of foreign exchange without delivery of underlying assets	448,223		1,181,881
Repurchase agreements	590,266		—

The following table shows, the income / (expenses) generated by derivatives financial instruments during the years ended December 31, 2016, 2015 and 2014:

	As of December 31,
	2016		2015		2014
Forward transactions results	Ps.	(39,016)	Ps.	228,050	Ps.	(96,172)
Interest rate swaps	—		—		982
Call options written on stock	—		483		2,294
Reverse repurchase agreements	13,556		5,391		14,466
Repurchase agreements	(94,143)		(38,084)		(26,565)

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

26.                              Financial Trusts and Mutual Funds

a) Financial Trusts

The Group acts as trustee or settler in financial trusts.

I) As Trustee

The following are the financial trusts where the Group acts as trustee at year-end:

Financial trust Banex Créditos IV

Trustee: Banco Supervielle

• Banex Asset-Backed Securities Program

Financial Trust	Trustee	Set up on	Assets assigned in trust	Value initially assigned in trust		Securities issued and last maturity (1)			Observation	Holdings — book value as of December 31, 2016 (Ps.)
Fideicomiso Financiero Banex Créditos IV	Banco Supervielle S.A.	3/19/2004	Personal loans	Ps.	30,012	VDFA NV$ 21,000 Due: 01/20/05	VDFB NV$ 6,000 Due: 04/20/05	CP NV$ 3,000 Due: 04/20/07	In liquidation	—

(1)VDFA means Senior Debt Securities, VDFB means Subordinated Debt Securities and CP means Certificates of Participation

Guarantee management trusts

Trustee: Banco Supervielle

Trust	Indenture executed on	The principal obligation expires on	Original Principal amount Ps.	Principal balance Ps.	Beneficiaries	Settlers
Credimas	1/11/2013	1/25/2017	16,000	1,607	Banco Supervielle S.A.	Credimas S.A.

The Group acts also as trustee in the following trusts:

•             UAR Trust: the liabilities recorded as of December 31,2016 increased in the amounts of Ps. 11,143 and have been backed by assets in trust in the amount of Ps. 12,111.

•              Mendoza Trust, in liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded, mainly originating from the exclusion of assets, as of December 31,2016 increased in the amounts of Ps. 15,336 and have been backed by assets in trust (loans, other miscellaneous receivables and other financial assets) in the amount of Ps. 528. This trust will be liquidated following the procedures established by Law 24,441.

•              Lujan Trust: the term of the contract has expired and all documentation relating to the liquidation has been delivered. To date, only the final deregistration in tax matters is still pending.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

II) As Settler

The Group transfers portions of their loan portfolio to special purpose trusts that fund the purchase by issuing securities that are sold to third parties, thereby creating an additional source of funding for operations.

In the case of the securitization transactions arranged by the Group, the trustee typically issues senior bonds, subordinated bond and participation certificates, and places the senior bonds and a portion of the subordinated bonds and participation certificates in the Argentine capital markets.

The following are the financial trusts where the Group acts as settler at year-end:

Publicly offered and listed financial trusts

Supervielle Leasing Financial Trust

Assets assigned in trust: Collection rights on lease agreements

Trustee: TMF Trust Company (Argentina) S.A.

Financial trust	Set up on	Value initially assigned in trust (Ps.)	Securities issued and last maturity (2)			Holdings — book value as of December 31, 2016 (Ps.)
Serie 11 (1)	9/26/2014	133,466	VDF TV NV$ 93,426 Due: 3/20/17	—	CP NV$ 40.039 Due: 10/21/2019	CP 43,465

(1) Securities issued under the Supervielle Confiance 3 program

Supervielle Créditos Financial Trust

Assets assigned in trust: Personal loans

Trustee: TMF Trust Company (Argentina) S.A.

Financial trust	Set up on	Value initially assigned in trust (Ps.)	Securities issued and last maturity (5)			Holdings — book value as of December 31, 2016 (Ps.)
Serie 83 (1), (3)	10/28/2014	$250,002	VDF TV A VN$ 232,500 Vto: 20/02/17		CP VN$ 17,500 Vto: 20/09/17	CP 23,541
Serie 84 (1), (3)	11/21/2014	$250,003	VDF TV A VN$ 232,500 Vto: 20/03/17		CP VN$ 17,500 Vto: 20/12/17	CP 31,599
Serie 86 (1), (3)	03/11/2015	$250,009	VDF TV VN$ 232,500 Vto: 20/02/17		CP VN$ 17,500 Vto: 20/10/17	CP 25,848
Serie 88 (1), (4)	07/23/2015	$220,004	VDF TV A VN$ 213,400 Vto: 20/11/17	VDF TV B VN$ 6,600 Vto: 22/01/18		VDF TVA 7,560
Serie 89 (1), (3)	09/04/2015	$250,005	VDF TV A VN$ 240,000 Vto: 20/10/17		CP VN$ 10,000 Vto: 20/11/18	VDF TV 19,288
Serie 90 (1), (4)	10/19/2015	$250,019	VDF TV A VN$ 240,000 Vto: 20/10/17		CP VN$ 10,000 Vto: 20/04/18	VDF TV 13,426 CP 14,056
Serie 91 (1), (4)	11/19/2015	$300,003	VDF TV A VN$ 288,000 Vto: 20/11/17		CP VN$ 12,000 Vto: 21/05/18	VDF TV 24,765 CP 15,831

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Financial trust	Set up on	Value initially assigned in trust (Ps.)	Securities issued and last maturity (5)		Holdings — book value as of December 31, 2016 (Ps.)
Serie 92 (2), (4)	12/18/2015	$300,004	VDF TV A VN$ 270,000 Vto: 20/09/17	CP VN$ 30,000 Vto: 20/06/18	CP 42,470
Serie 93 (2), (4)	03/28/2016	$300,009	VDF TV A VN$ 267,000 Vto: 20/04/18	CP VN$ 33,000 Vto: 22/04/19	CP 41,646

(1) Securities issued under the Supervielle Confiance 3 program

(2) Securities issued under the Supervielle Confiance 4 program

(3) Personal loans originated, or subsequently acquired, by Banco Supervielle and granted to ANSES retirees and pensions, and San Luis provincial public administration employees for which Banco Supervielle, in its own name, processes and pays retirement and pension benefits

(4) Personal loans issued by Banco Supervielle granted to senior citizens.

(5)VDF TFA means Senior Debt Securities (fixed rate), VDF TVB means Subordinated Debt Securities (variable rate), VDF TFC means Subordinated Debt Securities (fixed rate) and CP means Certificates of Participation

Cordial Compañía Financiera Crédito Financial Trust

Assets assigned in trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

Financial trust	Set up on	Value initially assigned in trust (Ps.)	Value of Participation Certificates issued as of December 31, 2016 (Ps.)	Value of Debt securities issued as of December 31, 2015 (Ps.)
Serie VII	12/30/2014	60,739	—	11,518
Serie VIII	6/23/2015	182,860	—	51,092
Serie IX	9/17/2015	199,475	—	53,655
Serie X	11/26/15	174,260	—	48,096
Series XI	04/20/2016	248,535	76,070	—
Series XII	06/12/2016	245,290	71,876	—
Series XIII	08/13/2016	271,718	78,853	—
Series XIV	10/04/2016	266,322	65,351	—
Total			292,150	36,334

b) Mutual Funds

At December 31, 2016 and 2015, Banco Supervielle is the depository of the following Mutual Funds managed by Supervielle Asset Management.

Mutual Fund	Portfolio		Net worth		Number of units
	12/31/2016 Ps.	12/31/2015 Ps.	12/31/2016 Ps.	12/31/2015 Ps.	12/31/2016 Ps.	12/31/2015 Ps.
Premier Renta C.P. Pesos	1,419,212	1,592,916	1,417,419	1,589,633	274,406,695	367,556,277
Premier Renta Plus en Pesos	1,952,173	59,696	1,940,593	59,417	396,802,512	16,572,605
Premier Renta Fija Ahorro	3,887,918	2,345,552	3,875,616	2,305,004	269,631,898	213,621,413
Premier Renta Fija Crecimiento	527,991	410,190	526,249	408,413	69,664,347	73,517,556
Premier Renta Variable	113,525	120,431	102,116	119,563	10,145,371	15,478,534
Premier FCI Abierto Pymes	503,721	548,163	479,023	546,437	182,714,748	249,064,659
Premier Commodities Agrarios	6,126	1,398	5,740	1,384	2,249,465	824,441
Premier Capital	98,748	297,671	98,216	292,776	46,218,442	178,863,772

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Mutual Fund	Portfolio		Net worth		Number of units
	12/31/2016 Ps.	12/31/2015 Ps.	12/31/2016 Ps.	12/31/2015 Ps.	12/31/2016 Ps.	12/31/2015 Ps.
Premier Inversion	997,897	—	996,654	—	7,564,905,911	—
Premier Balanceado	167,233	—	166,996	—	163,256,582	—
Premier Renta Mixta en USD	263,014	—	229,522	—	14,172,066	—

27.                               Loans and issuance of negotiable obligations

a. Loans from international agencies

Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO)

On December 20, 2007, Cordial Microfinanzas S.A. and FMO entered into a financing agreement, with Grupo Supervielle acting as guarantor of that transaction, whereby it received in February 2008 the equivalent in pesos to US$ 3,000,000 payable in 6 consecutive semi-annual installments in pesos, the first installment falling due on April 15, 2011.  The loan accrues interest at Badlar for private banks for 30 to 44 day term deposits, plus 4%. Interest shall be payable quarterly as from April 15, 2008. In March 2011, the Company, Cordial Microfinanzas S.A. and FMO signed an addenda to the facility agreement, deferring in two years the first installment, so that it operates on April 15, 2013.

The financing received is subject to compliance with certain financial and non-financial covenants related mainly to the level of creditworthiness, exposure to loans, transactions with related parties, foreign currency position, placements of liens and disposal of certain assets, in addition to certain information requirements and other positive and negative covenants. Furthermore, those agreements contain a “cross default” clause, whereby any breach of the obligations assumed by Cordial Microfinanzas, Grupo Supervielle or Banco Supervielle shall lead to the accelerated amortization of the loans granted by FMO.  Moreover, Grupo Supervielle shall keep an interest of at least 85% in the capital of Banco Supervielle over the life of those agreements.

As of December 31, 2016 and 2015 the Company was in compliance with the covenants, requirements and obligations mentioned.

b. International financing programs

Global Financial Exchange Program

In April 2007, Banco Supervielle signed an agreement within IFC/World Bank Group’s Global Trade Finance Program whereby the IFC may, at its discretion, furnish a guarantee in favor of a correspondent bank thereby covering the Entity’s payment obligations arising from trade-related transactions with its customers.

As of December 31, 2015, the transactions in force with the coverage offered by IFC in the framework of the Global Trade Finance Program totaled USD 1,916,821.57 and as of December 31, 2014 USD 3,362,736.50

The agreement signed with the IFC is subordinated to compliance with certain duties, including the preparation of reports at regular intervals and abiding by certain financial ratios in the field of solvency, credit risk, restricted assets, and exposure to foreign currency and interest rate risk.

As of December 31, 2016 and 2015 the Company was in compliance with the covenants, requirements and obligations mentioned.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Foreign Trade Credit Facility Program

In May 2009 the Bank signed an agreement under the Foreign Trade Credit Facility Program of the Inter-American Development Bank (IDB).  The line of credit granted to Banco Supervielle for US$ 15,000,000 under this program shall be used to cover risks inherent in the confirmation of letters of credit, promissory notes, bid guarantees, and other similar instruments used in international business operations.

As of December 31, 2016 and 2015 the Company was in compliance with the covenants, requirements and obligations mentioned.

Fondo Fiduciario de Capital Social (FONCAP)

On September 20, 2010, Cordial Microfinanzas entered into a framework financing agreement with FONCAP S.A., for a total principal amount of up to Ps. 2,500. The Company must repay the principal borrowed in 12 quarterly and consecutive installments, which started on December 17, 2011. This debt shall accrue a quarterly variable compensatory interest rate, payable in arrears over balances and made up by the BADLAR rate applicable to time deposits at 30 to 35 days for more than Pesos one million, as informed by private banks, plus an additional 500 bps. Interest is payable on a monthly basis, with the first payment made on November 17, 2010.

On September 14, and November 8, 2011, Cordial Microfinanzas entered into new framework financing agreements with FONCAP S.A., for a total principal amount of up to Ps. 1,500 each one. The principal amount must be repaid in 8 quarterly and consecutive installments of Ps. 187 for each lined received, with the first installments being paid on December 17, 2012 and February 17, 2013, respectively, accruing an interest rate made up by the BADLAR rate applicable to time deposits at 30 to 35 days for more than Pesos one million, informed by private banks, plus an additional 500 bps.

Additionally, on October 2, 2012, Cordial Microfinanzas entered into a new loan facility with FONCAP, with a principal amount of Ps. 2,000 reimbursable in 10 equal, consecutive, three-month installments, in Pesos, with the first payment being paid on July 17, 2014, accruing an interest rate made up by the BADLAR rate applicable to time deposits at 30 to 35 days for more than Pesos one million, informed by private banks, plus an additional 500 bps.

d. Program for the issuance of Negotiable Obligations denominated in USD

On April 30, 2007, the Ordinary and Extraordinary Shareholders’ Meeting No. 95 of Banco Supervielle resolved to approve the application for admission to the public offering regime through the creation of a Global Program for the issuance of Corporate Bonds for up to a maximum amount of US$ 200,000,000. The Program was authorized by the Argentine Securities Commission (Comisión Nacional de Valores) on August 10, 2007.

d.1. Issuance of Subordinated Corporate Bonds Class I

On October 13, 2010, the Board of Directors of Banco Supervielle approved the issuance of Class 1 Corporate Bonds. The subscription period ended on November 8, 2010.

The following are the main terms and conditions of the issuance:

Amount: US$ 50,000,000.

Rank: Class 1 Corporate Bonds are Banco Supervielle’s subordinated payment obligations in the terms of the BCRA regulations concerning Regulatory Capital [RPC] and Supplementary Shareholders’ Equity.

Maturity date: November 11, 2017

Interest rate: 11.375%

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Interest Payment Date: The interest accrued by the Class 1 Corporate Bonds will be paid on a half-yearly basis on May 11 and on November 11 each year.

Amortization: Principal shall be repaid on the Maturity Date.

Applicable law and jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of the State of New York

On March 21, 2012, the Ordinary Shareholders’ Meeting resolved to extend the effective period of the Program for five years starting on the original due date, July 13, 2012.

As of the December 31, 2016 and 2015, the above-mentioned corporate bonds have been recorded in the caption Subordinated Negotiable Obligations for Ps. 800,674 and Ps. 652,673 respectively.

d.2. Issuance of Subordinated Corporate Bonds Class III

On May 16, 2013 the Board of Directors of Banco Supervielle approved the issuance of Class 3 Corporate Bonds. The subscription period ended on August 15, 2013.

The following are the main terms and conditions of the issuance:

Amount: US$ 22,500,000.

Rank: Class 3 Corporate Bonds are Banco Supervielle’s subordinated payment obligations in the terms of the BCRA regulations concerning Regulatory Capital [RPC] and Supplementary Shareholders’ Equity.

Maturity date: August 20, 2020

Interest rate: 7.00%

Interest Payment Date: The interest accrued by the Class 3 Corporate Bonds will be paid on a half-yearly basis on February 20 and on August 20 each year.

Amortization: Principal shall be repaid on the Maturity Date.

Applicable law and jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of Argentina.

As of the December 31, 2016 and 2015, the above-mentioned corporate bonds have been recorded in the caption Subordinated Negotiable Obligations for Ps. 363,623 and Ps. 297,362 respectively.

d.3. Issuance of Subordinated Corporate Bonds Class IV

On October 14, 2014 the Board of Directors of Banco Supervielle approved an increase of the total amount of the Program for up to Ps. 750,000 and the issuance of Class 4 Corporate Bonds for up to USD 30,000,000 within such Program. The subscription period ended on November 14, 2014.

The following are the main terms and conditions of the issuance:

Amount: US$ 13,441,000.

Rank: Class 4 Corporate Bonds are Banco Supervielle’s   subordinated payment obligations in the terms of the BCRA regulations concerning Regulatory Capital [RPC] and Supplementary Shareholders’ Equity.

Maturity date: November 18, 2021

Interest rate: 7.00%

Interest Payment Date: The interest accrued by the Class 4 Corporate Bonds will be paid on a half-yearly basis on May 18 and on November 18 each year.

Amortization: Principal shall be repaid on the Maturity Date.

Applicable law and jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of Argentina.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

As of the December 31, 2016 and 2015, the above-mentioned corporate bonds have been recorded in the caption Subordinated Negotiable Obligations for Ps. 214,461 and Ps. 175,818 respectively.

d.4. Issuance of Unsubordinated Corporate Bonds Class A

As of September 22, 2016, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of US$ 800,000,000 (eight hundred million pesos).

As of November 23, 2016 the Board passed the issuance of Class A Negotiable Obligations for a maximum amount of V/N USD 300,000,000 (United State dollars three hundred millon). The bidding period closed on February 02, 2017.

The following describes the main terms and conditions of the aforementioned issuance of Class A:

Amount: Ps. 4,768,170

Rank:  Class A Corporate Bonds are Banco Supervielle’s unsubordinated payment obligations

Maturity date: August 9, 2020

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: The interest accrued by the Class A Corporate Bonds will be paid on a quarterly basis

Amortization: Capital to be paid in two quotas, first 50% on February 9, 2020 and rest 50% on August 9, 2020.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York Laws from United States of America.

e. Program for the issuance of Negotiable Obligations denominated in Pesos

On March 25, 2013, the Extraordinary Meeting of Shareholders of Banco Supervielle approved the creation of a global program of Corporate Bonds denominated in Pesos for up to a maximum amount of Ps. 750,000.

e.1. Issuance of Unsubordinated Corporate Bonds Class V

On September 24, 2015 the Board of Directors of Banco Supervielle approved the issuance of Class 5 Corporate Bonds for up to Ps. 350,000 within of the Program. The subscription period ended on November 18, 2015.

The following are the main terms and conditions of the issuance:

Amount: Ps. 340,100.

Rank:  Class 5 Corporate Bonds are Banco Supervielle’s unsubordinated payment obligations

Maturity date: May 20, 2017

Interest rate: Flotante Badlar, de Bancos Privados + 4.50%

Interest Payment Date: The interest accrued by the Class 5 Corporate Bonds will be paid on a quarterly basis

Amortization: Principal shall be repaid on the Maturity Date.

Applicable law and jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of Argentina.

As of the December 31, 2016 and 2015, the above-mentioned corporate bonds have been recorded in the caption No Subordinated Negotiable Obligations for Ps. 339,715 and Ps. 338,716, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

e.2. Issuance of Unsubordinated Corporate Bonds Class VI

On July 13, 2016, the Board approved the issuance of Class VI Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 600,000,000 (Argentine Pesos sixty million) within the Global Program of Negotiable Obligations. The bidding period closed on October 7, 2016, with a total amount of AR$ 422,000,000 (Argentine Pesos four hundred and twenty two millon) and maturity date October 12, 2018. The agreed rate is Badlar + 3.50%.

The following describes the main terms and conditions of the aforementioned issuance of Class VI:

Amount: Ps. 422,000

Rank: Class 6 Corporate Bonds are Banco Supervielle’s unsubordinated payment obligations

Maturity date: October 12, 2018

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: The interest accrued by the Class 6 Corporate Bonds will be paid on a quarterly basis

Amortization: Principal shall be paid on Maturity Date.

Applicable Law and Jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of Argentina.

As of December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 420,507.

e.3. Issuance of Unsubordinated Corporate Bonds Class VII

On October 28, 2016, the Board passed the issuance of Class VII Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 400,000,000 (Argentine Pesos four hundred million) within the Global Program of Negotiable Obligations. The bidding period closed on November 15, 2016.

The following describes the main terms and conditions of the aforementioned issuance of Class VII:

Amount: Ps. 269,100

Rank: Class 7 Corporate Bonds are Banco Supervielle’s unsubordinated payment obligations

Maturity date: November 17, 2017

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: The interest accrued by the Class 7 Corporate Bonds will be paid on a quarterly basis

Amortization: Principal shall be paid on Maturity Date.

Applicable Law and Jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of Argentina.

As of December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 268,273

f. Negotiable Obligations and Short-term securities of Cordial Compañía Financiera

The following are the series of short-term securities and corporate bonds issued by Cordial Compañía Financiera, outstanding as of December 31,2016 and 2015:

Corporate Bonds

	Date of issuance	Due date	Nominal value (Ps.)	Applicable Rate	December 31, 2016	December 31, 2015
Class V	8/15/14	2/15/16	147,222	Variable rate 3.75% + BADLAR	—	147,222

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	Date of issuance	Due date	Nominal value (Ps.)	Applicable Rate	December 31, 2016	December 31, 2015
Class VI	5/14/15	5/14/16	145.980	29.00%	—	145,980
Class VII	5/14/15	11/14/16	11,579	Variable rate 5.00% + BADLAR	—	11,579
Clase VIII	10/6/15	7/6/16	54,000	28.50%	—	54,000
Clase IX	6/10/15	4/6/17	88,750	Variable TNA 5.95% + BADLAR	88,750	88,750
Class X	05/19/2016	11/19/2017	199,000	Variable TNA 5.50% + BADLAR	199,000	—
Class XI	10/25/2016	04/24/2018	200,000	Variable TNA 3.57% + BADLAR	200,000	—
Class XII	12/23/2016	12/23/2017	154,214	Fixed 24.90%	154,214	—
Class XIII	12/23/2016	06/23/2018	151,429	Variable TNA 4.00% + BADLAR	151,429	—
Total					793,393	447,531

As of December 31, 2016, Banco Supervielle S.A. holds in its portfolio Negotiable Obligations Class IX and X, issued by Cordial Compañía Financiera S.A., for an amount of 5,000 and 2,000, respectively.

As of December 31, 2016 and 2015, Cordial Compañía Financiera’s Short Term Securities and Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount of 786,393 and 447,531, respectively.

g. Global Program for the Issuance of Corporate Bonds

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000,000 (one billion pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized.

As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/or medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one billion pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

At December 31,2016 and 2015 the following series of corporate bonds of Grupo Supervielle issued under the above mentioned program were outstanding:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity Date	12/31/2016	12/31/2015
Class XIII	01/31/2014	AR$	23,100	BADLAR + 6.25%	01/31/2019	22,659	25,268
Class XV	05/13/2014	AR $	81,806	BADLAR + 4.65%	05/13/2016	—	84,975
Class XVI	09/23/2014	AR $	81,250	BADLAR + 3.25%	03/23/2016	—	81,754
Class XVII	01/23/2015	AR $	127,000	Fixed 28.5%	01/23/2016	—	133,904
Class XVIII	01/23/2015	AR $	23,000	BADLAR + 4.8%	07/23/2016	—	23,957
Class XIX	05/20/2015	AR $	137,361	Mixed: Fixed 28.5% until 9th month and BADLAR + 45% upon maturity.	11/20/2016	—	140,968
Class XX	07/28/2015	AR $	129,500	Mixed: Fixed 27.5% until 6th month and BADLAR + 4.5% upon maturity.	01/28/2017	129,389	134,284
Total						152,048	625,110

As of December 31, 2016 Class XV, XVI, XVII, XVIII and XIX were fully amortized.

Funds provided by the issuance of corporate bonds were used to cancel financial liabilities, in accordance with article 36 of Law 23,576.

28.                               Non-controlling interest

The breakdown of this caption is as follows:

	December31,
Company	2016		2015
Banco Supervielle	103,397		66,488
Sofital	—		4,342
Total	Ps.	103,397	Ps.	70.830

29.       Group’s Risk Management Policies

Comprehensive risk management constitutes a key discipline for financial institutions. Grupo Supervielle aims to create through its subsidiaries, a solid and efficient organization in risk management, the framework for an optimal use of its capital and for identifying business opportunities in the markets and geographical regions in which it operates, seeking the best risk-reward balance for its shareholders. The risk management framework is communicated to all the organization and strives for a balance between a solid culture in risk matters and being an innovative Company, focused on its customers, and recognized for its agile, straightforward and gentle operating style.

The Company’s Board of Directors considers that its criteria and guidelines regarding risk management are a key part of its Corporate Governance. The risks to which the Company is exposed, are inherent to the financial industry, such as credit, market, interest rate, liquidity, operational, reputational and strategic risk. In addition, the Company is exposed to securitization risk, given the leadership role it has on this subject.

Within this framework, Banco Supervielle and Cordial Compañía Financiera follow the guidelines set forth by the BCRA for comprehensive risk management and corporate governance

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

30. Parent only Financial Statements

The following are the parent company only financial statements of Grupo Supervielle as of December 31,2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

Balance sheet (Parent Company only)

	December 31,
	2016		2015
Assets
Current assets
Cash and due from banks	Ps.	4,050	Ps.	3,485
Short - term investments	830,955		43,720
Other receivables	13,147		35,965
Total current assets	Ps.	848,152	Ps.	83,170

Non - current assets
Long - term investments	Ps.	6,234,535	Ps.	2,917,654
Tax credits	11,133		1,637
Other receivables	4,630		1,211
Total non-current assets	Ps.	6,250,298	Ps.	2,920,502
Total assets	Ps.	7,098,450	Ps.	3,003,672

Liabilities
Current Liabilities
Trade accounts payable	Ps.	671	Ps.	1,002
Financial indebtedness	137,833		473,067
Taxes payable	2,802		2,448
Other accounts payable	2,723		1,402
Total current liabilities	Ps.	144,029	Ps.	477,919

Non - current liabilities
Financial indebtedness	Ps.	22,870	Ps.	152,043
Total non-current liabilities	Ps.	22,870	Ps.	152,043
Total liabilities	Ps.	166,899	Ps.	629,962
Shareholder’s equity	Ps.	6,931,551	Ps.	2,373,710
Total liabilities and shareholders’ equity	Ps.	7,098,450	Ps.	3,003,672

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Statement of Income (Parent Company only)

	December 31,
	2016		2015		2014
Equity in earnings of controlled companies	Ps.	1,285,428	Ps.	788,490	Ps.	533,587
Administrative expenses	(69,914)		(26,253)		(25,350)
Other income, net	31,086		18,405		31,984
Financial results, net
Generated by assets	Ps.	188,345	Ps.	49,176	Ps.	6,278
Generated by liabilities	(129,641)		(155,709)		(183,579)
Income before income tax	Ps.	1,311,304	Ps.	674,109	Ps.	362,920
Income tax	—		—		—
Net income for the year	Ps.	1,311,304	Ps.	674,109	Ps.	362,920

Statement of Cash Flows (Parent Company only)

	December 31,
	2016		2015		2014
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	Ps.	22,042	Ps.	1,657	Ps.	40,380
Net increase / (decrease) in cash and cash equivalents	812,963		20,385		(38,723)
Cash and cash equivalents at the end of year	Ps.	835,005	Ps.	22,042	Ps.	1,657

Cash flow from operating activities
Operating expenses paid	Ps.	(65,569)	Ps.	(28,717)	Ps.	(28,005)
Dividends received	187,359		33,600		16,150
Other operating (expenses paid) / income received	71,046		(21,343)		(47,373)
Net cash provided by / (used in) operating activities	Ps.	192,836	Ps.	(16,460)	Ps.	(59,228)

Cash flow from investing activities
Decrease in investments	Ps.	1,203	Ps.	—	Ps.	—
Proceeds from premises and equipment	—		190		328
Increase in long-term investments	(2,248,250)		(25,504)		(17,787)
Net cash (used in) investing activities	Ps.	(2,247,047)	Ps.	(25,314)	Ps.	(17,459)

Cash flow from financing activities

Contributions received	3,301,137		—		—
Dividends paid	(25,162)		(7,385)		(8,342)
Financing (paid) / received	(594,048)		54,256		40,359
Net cash provided by financing activities	Ps.	2,681,927	Ps.	46,871	Ps.	32,017
Net financial income from holdings of cash and cash equivalents	185,247		15,288		5,947
Net increase / (decrease) in cash and cash equivalents	Ps.	812,963	Ps.	20,385	Ps.	(38,723)

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of less than three months according to the following detail:

	December 31,
	2016		2015		2014
Cash and due from banks	Ps	4,050	Ps	3,485	Ps.	1,615
Time deposits	830,955		18,557		42
Cash and cash equivalents	Ps.	835,005	Ps.	22,042	Ps.	1,657

Reconciliation between balances as appearing on the Balance sheet and the items considered as Cash and cash equivalents:

	December 31,
	2016		2015		2014
Cash and due from banks
As per the Balance sheet	Ps.	4,050	Ps.	3,485	Ps.	1,615
As per the Statement of cash flows	Ps.	4,050	Ps.	3,485	Ps.	1,615

Short term investments
As per the Balance sheet	Ps.	830,955	Ps.	43,720	Ps	42
Items that are not cash equivalents	—		(25,163)		—
As per the Statement of cash flows	Ps.	830,955	Ps.	18,557	Ps	42

31. Credit Line for Productive Investment

Pursuant to Communications “A” 5319 of the BCRA, financial institutions are required to offer a credit line directed to finance investment projects to purchase capital goods and/or to finance the construction of facilities to produce goods and/or services and to market goods (excluding inventories). These credit lines were required to reach in aggregate an amount equal to 5% of average deposits received from the non-financial private sector, at or before June 30, 2013. Communications “A” 5380, 5449, 5516 and 5600 further extended these requirements to new credit lines, with the last one being due on December 31, 2016.

32. Protection to users of financial services

On July 19, 2013, the BCRA issued Communication “A” 5460, granting a broad protection to consumers of financial services, including, among other aspects, the regulation of fees and commissions charged by financial institutions for services provided. Therefore, fees and charges must represent a real, direct and demonstrable cost and should have a technical and economic justification.

On June 10, 2014, the BCRA issued Communications “A” 5590, 5591 and 5592, through which it adopted a set of rules regarding the reference interest rate for personal loans and car loans granted to retail customers, that are not considered as micro, small and medium size companies. In addition, it established new rules regarding fees and charges for basic financial products and services, as defined by the BCRA. Beginning on the effective date of the rule, financial institutions must have prior authorization from the BCRA to implement increases to the cost of those services.

On December 17, 2015 the BCRA issued Communication “A” 5853 through which it established that interest rates shall be agreed freely between financial institutions and its customers, thus removing the reference interest rate for personal loans and car loans.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

33. Adoption of the International Financial Reporting Standards

The National Securities Commission (“CNV”) has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards (“IFRS”) issued by the IASB (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012. The adoption of such standards is not applicable to the Company since the CNV exempts banks, insurance companies and companies that invest in banks and insurance companies. Therefore, due to the fact that Banco Supervielle is the Company’s main equity investment, a financial institution subject to the BCRA regulations, the Company continued following the valuation and disclosure criteria applied by Banco Supervielle for the presentation of the consolidated financial statements.

On February 12, 2014, the BCRA approved a convergence roadmap to IFRS for financial statements of institutions under its supervision, with an effective date for fiscal years commenced on January 1, 2018.

In March 2015, Banco Supervielle and Cordial Compañía Financiera’s Board of Directors approved an implementation plan, following the guidelines set up by the BCRA, which shall have a six-month period review and update.

At the date of these financial statements, the Group had taken the necessary measures to fulfill the implementation plan.

34. Subsequent events

On March 28, 2017 the Board of Directors of Grupo Supervielle has approved the signing of an agreement with Mr. Julio Patricio Supervielle, by means of which Mr. Julio Patricio Supervielle will make an in-kind contribution to the Company of 7,672,412 non-endorsable ordinary registered shares of Sofital S.A.F. e I.I. of his property.

The enforceability of such In-kind Contribution is subject to the Shareholders’ Meeting decision on both the capitalization of such contribution and the increase of the capital stock in up to Ps. 8,032, accounting for up to 8,032,032 ordinary registered Class B shares of the Company, and the compliance of any requirement for the valid issuance of shares of the Company resulting from the capital stock increase that the Shareholders’ Meeting will eventually approve.

Such In-kind Contribution was valued by an external consultant for a total amount of Ps. 215,671. The subscription price of the shares to be issued following the capital stock increase resulting from its capitalization, in accordance with its market value, was set in AR$ 49.91 per share, implying an exchange ratio, equivalent to 0.5621378 shares of Sofital per share of the Company.

On March 31, 2017 Grupo Supervielle together with its subsidiary Banco Supervielle closed the sale transaction of Cordial Microfinanzas to Ciudad Microempresas S.A. The price of the mentioned transactions was Ps. 46,500 and was paid on the closing.

As of December 31, 2016, Cordial Microfinanzas operated through 5 branches, had a total loan portfolio of Ps. 192 million, and held assets representing 0.39% of the total assets of Grupo Supervielle. Its contribution to the net income of Grupo Supervielle in 2016 was 0.78%.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

35. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

As indicated in Note 3.1, as from March 1, 2003, inflation accounting was discontinued.  The following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the Securities and Exchange Commission (“SEC”), it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine Banking GAAP and US GAAP.

The main differences, other than inflation accounting, between Argentine Banking GAAP and US GAAP as they relate to the Group are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments. References below to “ASC” are to Accounting Standard Codification issued by the Financial Accounting Standards Board in the United States of America.

The following tables summarize the main reconciling items between Argentine Banking GAAP and US GAAP:

Reconciliation of net income:

		December 31,
		2016		2015		2014
Net income under Argentine Banking GAAP		Ps.	1,311,304	Ps.	674,109	Ps.	362,920

US GAAP adjustments
Loan origination fees and costs	Note 35.a	(14,057)		(4,254)		62,344
Intangible assets
Differences in basis relating to purchase accounting	Note 35.b	6,840		4,435		1,971
Other intangible assets	Note 35.b	(3,439)		(17,970)		(5,604)
Loan loss reserves	Note 35.c	(133,988)		49,049		(61,985)
Transfers of financial assets	Note 35.d	(245,952)		(27,948)		(14,050)
Government securities and other investments	Note 35.e	(3,252)		162		132
Vacation Provision	Note 35.f	(35,587)		(12,825)		(60,988)
Derivatives instruments	Note 35.g	—		—		(519)
Special Termination Arrangements	Note 35.h	(151,100)		(69,271)		(36,772)
Customer Loyalty Programs	Note 35.i	(15,995)		21,094		(22,843)
Credit Card Loans —Imputed Interest	Note 35.j	21,666		(75,775)		3,693
Deferred Income tax	Note 35.k	257,428		84,987		46,942
Accounting for Guarantees	Note 35.l	526		(10,997)		1,819
Non-controlling Interest	Note 35.n	22,166		16,080		13,707
Net Income under US GAAP		Ps.	1,016,560	Ps.	630,876	Ps.	290,767

Non-controlling Interest	Note 35.n	(18,876)		(12,522)		(10,118)
Net Income attributable to the Group in accordance with US GAAP		Ps.	997,684	Ps.	618,354	Ps.	280,649
Basic earnings per share attributable to the Group	Note 35.II.i	3.1194		4.0416		2.2600
Diluted earnings per share attributable to the Group	Note 35.II.i	3.1194		4.0416		2.2600

Net income includes the consolidating financial trusts in which the Group does not have participation but conserve the risks and rewards of them (see Note 35.I.d.).

	December 31,
	2016		2015		2014
Net Income under US GAAP before consolidation of financial trusts without holding in “certificates of participation”	Ps.	1,016,560	Ps.	630,876	Ps.	290,767

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31,
	2016		2015		2014
Net income corresponding to consolidated financial trusts, without holding in “certificates of participation”	9,308		45,200		10,747
Net Income under US GAAP	Ps.	1,025,867	Ps.	676,076	Ps.	301,514

Non-controlling interest corresponding to consolidated financial trusts, without holding in “certificates of participation”	Ps.	(9,308)	Ps.	(45,200)	Ps.	(10,747)
Non-controlling Interest	(18,876)		(12,522)		(10,118)
Net Income attributable to the Group in accordance with US GAAP	Ps.	997,684	Ps.	618,354	Ps.	280,649

Reconciliation of Shareholders’ Equity:

		December 31,		December 31,
		2016		2015
Shareholders’ Equity as stated		Ps.	6,931,551	Ps.	2,373,710

US GAAP adjustments:
Loan origination fees and costs	Note 35.a	(68,123)		(54,066)
Intangible assets
Differences in basis relating to purchase accounting	Note 35.b	45,597		38,757
Other intangible assets.	Note 35.b	(46,268)		(42,829)
Loan loss reserves.	Note 35.c	(118,325)		15,663
Transfers of financial assets	Note 35.d	(350,783)		(104,831)
Government securities and other investments.	Note 35.e	(9,485)		1,009
Vacation Provision	Note 35.f	(215,361)		(179,774)
Special Termination Arrangements	Note 35.h	(290,025)		(138,925)
Customer Loyalty Programs	Note 35.i	(44,091)		(28,096)
Credit Card Loans—Imputed Interest	Note 35.j	(88,463)		(110,129)
Deferred Income tax	Note 35.k	571,551		314,123
Accounting for Guarantees	Note 35.l	(9,111)		(9,637)
Non-controlling Interest.	Note 35.m	103,397		70,830
Equity under US GAAP		Ps.	6,412,061	Ps.	2,145,805
Non-controlling Interest	Note 35.m	(84,662)		(55,669)
The Group Shareholder’s Equity under US GAAP		Ps.	6,327,399	Ps.	2,090,136

Equity and Shareholders Equity include the consolidating financial trusts in which the Group does not have participation but conserve the risks and rewards of them (see Note 35.I.d.).

	December 31,
	2016		2015
Equity under US GAAP before consolidation of financial trusts without holding in “certificates of participation”	Ps.	6,412,061	Ps.	2,145,805
Net assets corresponding to consolidated financial trusts without holding in “certificates of participation”	86,615		117,739
Equity under US GAAP	Ps.	6,498,676	Ps.	2,263,544

Non-controlling interest corresponding to consolidated financial trusts without holding in “certificates of participation”	(86,615)		(117,739)
Non-controlling Interest	(84,662)		(55,669)

The Group Shareholder´s Equity under US GAAP	Ps.	6,327,399	Ps.	2,090,136

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Description of changes in Shareholder’s Equity:

	December 31,
	2016		2015		2014
Equity under US GAAP at the beginning of the year attributable to Parent Company	Ps.	2,090,136	Ps.	1,461,497	Ps.	1,207,542
Distribution of dividends	(25,162)		(7,385)		(8,342)
Contributions from shareholders	3,271,699		—		—
Other comprehensive income (see Note 35.II.a.)	(6,958)		17,670		(18,352)
Net Income under US GAAP	997,684		618,354		280,649
Equity under US GAAP at the end of the year attributable to Parent Company	Ps.	6,327,399	Ps.	2,090,136	Ps.	1,461,497

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Group does not defer loan origination fees and costs. In accordance with US GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of to yield using the interest method.

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by Ps. 68,123 as of December 31, 2016 and Ps. 54,066 as of December 31, 2015. Income would (decrease) / increase by Ps. (14,057), Ps. (4,254) and Ps. 62,344 for the years ended December 31, 2016, 2015 and 2014, respectively.

b. Intangible assets:

i)            Differences in basis relating to purchase accounting

Under Argentine Banking GAAP, net assets acquired are recorded at the book value of the acquired company at the acquisition date and goodwill is recognized based on the difference of the book value of the net assets acquired and the acquisition cost. Such goodwill is being amortized under the straight line method.

Under US GAAP, the Group applies the purchase method of accounting to its business combinations. The additional interest acquired was accounted for as a step acquisition applying the purchase method.

Accordingly, the excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is considered as goodwill.

For acquisitions prior to December 15, 2008, in the event the fair value of the net assets acquired exceeds the consideration paid, the excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired assets. For acquisitions after that date, if the net assets acquired exceed the consideration paid, the excess is recorded as gain in statement of income.

Under Argentine Banking GAAP, goodwill recognized is amortized on straight-line basis over its useful life.

Under US GAAP goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment. The Group analyzes qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Goodwill impairment exists when the fair value of the reporting unit to which the goodwill is allocated is not enough to cover the book value of its assets and liabilities and the goodwill. The fair value of the reporting unit is estimated using discounted cash flow techniques. The sustained value of the majority of the goodwill is supported ultimately by revenue from credit-card business, included in “Consumer Finance” reporting unit.

The evaluation methodology for potential impairment is inherently complex and involves significant management judgment in the use of estimates and assumptions. These estimates involve many assumptions, including the expected results of the reporting unit, an assumed discount rate and an assumed growth rate for the reporting unit.

The Group has reviewed Goodwill for impairment as of December 31, 2016 and 2015 and no impairment was recorded.

The following table summarizes the acquisitions made by the Company and the calculation of goodwill under US GAAP.

	Supervielle Seguros		Cordial Compañia Financiera	Banco Regional de Cuyo	Tarjeta Automática	Banco Societé Generalé
Acquisition Date	June 6, 2013		August 1, 2011	September 19, 2008	December 15, 2007	March 3, 2005
Fair value of net tangible assets acquired	2,409		126,386	48,350	6,371	39,054
Intangible assets identified, net of related deferred income tax (a)	—		9,466	23,244	6,780	25,175
Net assets	Ps.	2,409	135,852	71,594	13,151	64,229
% acquired	100.00%		100.00%	99,94%	51,00%	91,54%
Net assets acquired	Ps.	2,409	135,852	71,549	6,707	58,795
Consideration paid	Ps.	4,543	168,047	97,542	15,835	37,209
Goodwill	Ps.	2,134	32,195	25,993	9,128	(21,586)

(a)         Intangible assets identified consist of brand, core deposits, customer relationship and commercial relationship agreement. Brand is not amortized under US GAAP. The remaining intangibles identified are amortized over 10 years.

In relation with Tarjeta Automática, on March 5, 2009 the Group acquired an additional 24% interest of this entity for a total consideration of Ps. 13,992. Under US GAAP this acquisition was accounted as an equity transaction when the control was previously obtained, following ASC 805 guidance.

The following table summarizes the shareholder´s equity adjustment computed to conform the accounting of these acquisitions to US GAAP as of December 31, 2016 and 2015:

	December 31,		December 31,
	2016		2015
Elimination of Goodwill recognized under Argentine Banking GAAP	Ps.	(31,475)	Ps.	(40,760)
Recognition of Goodwill under US GAAP	69,450		69,450
Recognition of Intangible Assets under US GAAP	81,745		81,745
Amortization of Intangible Assets under US GAAP	(59,081)		(55,952)
Allocation of negative Goodwill to fixed assets	(23,247)		(23,247)
Reversal of depreciation of fixed assets recognized under Argentine Banking GAAP due to differences in purchase accounting of Societé Generalé acquisition	8,205		7,521
Total	Ps.	45,597	Ps.	38,757

Net income impact related to the shareholder´s equity adjustment for the years ended December 31, 2016, 2015 and 2014 amounted to Ps. 6,840, Ps. 4,435 and Ps. 1,971, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

The activity of the goodwill and intangible assets under US GAAP during the years ended December 31, 2016 and 2015 is as follows:

	December 31,
	2016		2015
Goodwill at the beginning of the year	Ps.	69,450	Ps.	69,450
Goodwill at the end of the year.	Ps.	69,450	Ps.	69,450

Intangible assets identified in the Business Combination at the beginning of the year, net of the corresponding amortization	25,793		31,043
Amortization under US GAAP.	(3,129)		(5,250)
Intangible assets identified in the Business Combination at the end of the year, net of the corresponding amortization	Ps.	22,664	Ps.	25,793

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

	December 31, 2016
	Gross carrying amount		Accumulated amortization		Remaining useful life (months)
Core Deposits	Ps.	21,052	Ps.	19,393	12
Overdraft	8,603		8,207		9
Customer Relationship	17,679		16,918		12
Brand Name	19,848		—		—
Commercial Agreement	14,563		14,563		—
Total	Ps.	81,745	Ps.	59,081	—

The estimated aggregate amortization expense for intangible assets for the next fiscal years is as follows:

Fiscal year ending December 31,	Aggregate amortization expense
2017	2,816
2018 and thereafter	—
Total	Ps.	2,816

The aggregate amortization expense for intangible assets identified for the years ended December 31, 2016, 2015 and 2014 was Ps. 3,129, Ps. 5,250 and Ps. 8,374, respectively.

ii) Other intangible assets

ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs are to be capitalized.

Under Argentine Banking GAAP, the Group capitalizes costs relating to all three of the stages of software development.

Shareholders’ equity adjustment between Argentine GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (46,268) and Ps. (42,829), respectively. Net income adjustment for the years ended December 31, 2016, 2015 and 2014 amounted to Ps. (3,439), Ps. (17,970) and Ps. (5,604), respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

c. Loan loss reserves

Under Argentine Banking GAAP (see note 3.7), the allowance for loan losses is calculated following BCRA regulations. These criteria are different for commercial and consumer loans. For commercial such criteria are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans and commercial loans are based on delinquency and BCRA established loss factors.

Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the charge off of non-performing loans classified as “non-recoverable”. The Group charges-off non-performing loans on the month following the date on which such loans are classified as “irrecoverable without preferred guarantees” and fully provisioned.

In the case of the consumer portfolio, the charge-off takes place when the loan is approximately 360 days past due. For the commercial portfolio, the situation depends on the individual evaluation of the credit risk. All charged-off loans are registered in off balance accounts while the Group continues its collection efforts.

In addition, under BCRA rules, the Group records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the consolidated statement of income.

The Group’s consumer portfolio consists principally of personal loans and credit card loans.

The Group’s commercial portfolio is currently diversified among clients of different size (small, medium-sized businesses and corporations) and who are active in different economic sectors (mainly the agricultural, construction, sugar, manufactured, foodstuff, automotive vehicles, among others). The risks associated with this portfolio are principally related to the specific economic performance of each individual client and to economic factors, such as the price and demand of products and services and competitiveness, among others.

Under BCRA rules, a minimum loan loss reserve is calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer loan borrowers. Although the Group is required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the BCRA, the Group is allowed to establish additional loan loss reserve.

For commercial loans, the Group is required to classify all commercial loan borrowers. In order to classify them, the Group must consider different parameters related to each of those customers.

Pursuant to BCRA regulations, commercial loans are classified as follows:

Classification	Criteria

In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring/Under observation

Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special monitoring / Under	Borrowers who are unable to comply with their obligations as agreed with the Group and, therefore, formally state, within 60 calendar days after the

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Classification	Criteria
negotiation or refinancing agreement

maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the Group within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the Group.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable

Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the Group.

Irrecoverable according to Central Bank Rules

(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the BCRA, which report includes (1) financial institutions liquidated by the BCRA, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the BCRA and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the BCRA or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the BCRA.

For consumer loan portfolio, the Group classifies loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the BCRA are also applied to the totals in each loan classification.

Under the BCRA regulations, consumer borrowers are classified as follows:

Classification	Criteria

Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Irrecoverable according to Central Bank Rules	Same criteria as for commercial loans in the Irrecoverable according to BCRA Rules.

The tables above contain the loan portfolio classification by credit quality indicator set forth by the BCRA.

The following tables show the loan balances categorized by credit quality indicators for the years ended December 31, 2016 and 2015:

	As of December 31, 2016
	“1” Normal Situation	“2” With special follow-up or Low Risk	“3” With problems or Medium Risk	“4” High risk of insolvency or High risk	“5” Uncollectible	Total
Consumer Loans	18,655,404	816,389	548,921	529,150	39,022	20,588,886
Commercial Loans	18,876,383	9,877	7,859	33,388	358	18,927,865
Total Financing Receivables	37,531,787	826,266	556,780	562,538	39,380	39,516,751

	As of December 31, 2015
	“1” Normal Situation	“2” With special follow-up or Low Risk	“3” With problems or Medium Risk	“4” High risk of insolvency or High risk	“5” Uncollectible	Total
Consumer Loans	15,131,460	488,496	301,221	368,857	62,689	16,352,723
Commercial Loans	8,572,781	59,495	504	51,864	12,534	8,697,178
Total Financing Receivables	23,704,241	547,991	301,725	420,721	75,223	25,049,901

Under US GAAP, the loan losses reserve should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

a) Loans considered impaired in accordance with ASC 310-10 are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, except that as a practical expedient a creditor may measure impairment based on a loans observable market price or at the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment , loans carried at the lower of cost or fair value, debt securities, and leases.

The Group applies ASC 310-10 to all commercial loans classified as “With special follow-up or Low Risk”,  “With problems”, “Insolvency Risks” and “Uncollectible”. The Group specifically calculates the present value of estimated cash flows for commercial loans. For commercial and other loans in legal proceedings are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings. The Group has also analyzed all the loans included into the scope of ASC 340-10 “Trouble Debt Restructuring” and calculates the present values of estimated cash flows of each of the loans being a trouble debt restructuring.

b) In addition, following ASC 450-20, the amount of losses incurred in the homogeneous loan pools is estimated based on the number of loans that will default and the loss in the event of default. Using modeling methodologies, the Group estimates the number of homogeneous loans that will default based on the individual loans’ attributes aggregated into pools of homogeneous loans with similar

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

attributes. This estimate is based on the Group’s historical experience with the loan portfolio. The estimate is adjusted to reflect an assessment of environmental factors not yet reflected in the historical data underlying the loss estimates, such as changes in real estate values, local and national economies, underwriting standards and the regulatory environment. The probability of default on a loan is based on an analysis of the movement of loans with the measured attributes from either current or any of the delinquency categories to default over a 12-month period.

As a result of analysis performed, the shareholders’ equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (118,325) and Ps. 15,663, respectively, as follows:

	December 31, 2016				December 31, 2015
	Allowances under US GAAP		Adjustment to Shareholders’ Equity		Allowances under US GAAP		Adjustment to Shareholders’ Equity
Modeling methodologies	Ps.	1,105,125	Ps.	(121,715)	Ps.	642,107	Ps.	26,550
Impaired loans individually evaluated for impairment	1,201		3,390		37,195		(10,887)
Total	Ps.	1,106,326	Ps.	(118,325)	Ps.	679,302	Ps.	15,663

Net income adjustment between Argentine Banking GAAP and US GAAP for the years ended December 31, 2016, 2015 and 2014 amounted to Ps. (133,988), Ps. 49,049, and Ps. (61,985), respectively.

Recoveries and charge-offs

Under Argentine Banking rules, recoveries are recorded in a separate income line item under Other Income. Under US GAAP, recoveries and charge-offs would be recorded in the allowance for loan losses in the balance sheet; however there would be no net impact on net income or shareholder´s equity. The definition of charge-off under US GAAP described above does not differ from Argentine Banking rules.

Disclosure requirements

i) Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2016 and 2015 respectively:

	As of December 31, 2016
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
	Ps.	Ps.	Ps.
Allowances for loan losses:
Beginning balance	622,083	57,219	679,302
Charge-offs	(659,091)	(144,101)	(803,192)
Recoveries	98,240	32,747	130,987
Provision	1,012,153	87,076	1,099,229

Ending balance	1,073,385	32,941	1,106,326

Ending balance- individually evaluated for impairment	—	1,201	1,201
Ending balance- collectively evaluated for impairment	1,073,385	31,740	1,105,125

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	As of December 31, 2016
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Financing receivables:
Ending balance
Ending balance: individually evaluated for impairment	—	21,089	21,089
Ending balance: collectively evaluated for impairment	20,588,886	18,906,776	39,495,662

	As of December 31, 2015
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
	Ps.	Ps.	Ps.
Allowances for loan losses:
Beginning balance	470,611	59,475	530,086
Charge-offs	(295,900)	(49,686)	(345,586)
Recoveries	45,149	15,050	60,199
Provision	402,223	32,380	434,603

Ending balance	622,083	57,218	679,302

Ending balance- individually evaluated for impairment	—	20,024	20,024
Ending balance- collectively evaluated for impairment	622,083	37,194	659,277

Financing receivables:
Ending balance

Ending balance: individually evaluated for impairment	—	86,979	86,979
Ending balance: collectively evaluated for impairment	16,344,464	8,961,916	25,306,380

ii) Impaired Loans

ASC 310, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2016 and 2015:

	As of December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	Ps.	Ps.	Ps.
With no related allowance recorded:
Commercial
Impaired Loans	13,429	12,247	—

With an allowance recorded:
Commercial
Impaired Loans	6,049	5,881	1,201

Total	19,478	18,128	1,201

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	As of December 31, 2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	Ps.	Ps.	Ps.
With no related allowance recorded:
Commercial
Impaired Loans	39,005	38,265	—

With an allowance recorded:
Commercial
Impaired Loans	43,010	41,394	37,195

Total	82,015	79,659	37,195

The average recorded investments for impaired loans were Ps. 45,958 and Ps. 81,989 as of December 31, 2016 and 2015, respectively.

The interest income recognized on impaired loans amounted to Ps. 8,695, Ps. 8,807, and Ps. 18,071 for years ended December 31, 2016, 2015 and 2014, respectively.

iii) Non-accrual Loans

The method applied to recognize income on loans is described in Note 3.5.

Additionally, the Group has made use of the option granted by the BCRA authorizing financial entities to interrupt the accrual of interest for clients in the following categories:

•                  “With problems”; “With high risk of insolvency” and “Irrecoverable” in the commercial portfolio.

•                  “Medium risk”; “High risk” and “Irrecoverable” in the consumer portfolio.

According to the above, the threshold for suspending the accrual of interest is as from 91 days of arrears. Resumption of interest accrual takes place when the client improves its situation passing to situation:

•                  “Normal” or “With special tracking — Under observation” in the commercial portfolio.

•                  “Normal” or “Low risk” in the consumer portfolio.

The Group recognizes interest income on a cash basis for non-accrual loans. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an assessment that the borrower will likely be unable to meet all contractual payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time. Management believes that the difference in interest recognition does not have a material impact to the Group’s Consolidated Statements.

As consequence, non-accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of non-accruals, segregated by class of loans, as of December 31, 2016 and 2015, respectively:

	As of December 31,
	2016	2015
	Ps.	Ps.
Consumer	1,117,094	732,767
Commercial	41,606	64,902
Total Non-accrual loans	1,158,700	797,669

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2016 and 2015 were as follows:

	As of December 31, 2016
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Personal Loans	488,235	316,478	282,866	23,620	1,111,199	10,593,959	11,705,158
Credit Card Loans	143,132	104,059	95,990	1,022	344,203	6,218,394	6,562,597
Other Loans	59,974	26,548	23,649	4,797	114,968	2,206,163	2,321,131
Total Consumer Loans	691,341	447,085	402,505	29,439	1,570,370	19,018,516	20,588,886

Commercial:
Performing Loans	—	—	—	—	—	18,359,178	18,359,178
Impaired loans	442,775	59,232	25,380	41,300	568,687	—	568,687
Total Commercial Loans	442,775	59,232	25,380	41,300	568,687	18,359,178	18,927,865
Total	1,134,116	506,317	427,885	70,739	2,139,057	37,377,694	39,516,751

	As of December 31, 2015
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Personal Loans	241,117	155,248	159,414	23,543	579,322	8,092,954	8,672,276
Credit Card Loans	132,317	76,276	98,542	11,403	318,538	5,270,234	5,588,772
Other Loans	47,685	20,802	33,189	10,640	112,316	1,979,359	2,091,675
Total Consumer Loans	421,119	252,326	291,145	45,586	1,010,176	15,342,547	16,352,723

Commercial:
Performing Loans	—	—	—	—	—	8,230,460	8,230,460
Impaired loans	293,757	103,715	31,589	37,657	466,718	—	466,718
Total Commercial Loans	293,757	103,715	31,589	37,657	466,718	8,230,460	8,697,178
Total	714,876	356,041	322,734	83,243	1,476,894	23,573,007	25,049,901

iv) Troubled debt restructuring (TDR)

A restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Group grants a concession to the debtor that would not otherwise be considered. Concessions granted could include but it not necessary limited to: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

The table below presents the December 31, 2016 and 2015 carrying value of loans that were modified in a TDR within the previous 12 months:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	Segment	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
December 31, 2016	Consumer	29,062	827,720	775,685
	Commercial	—	—	—
December 31, 2015	Consumer	19,204	366,042	356,273
	Commercial	—	—	—

The Group considers a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the years ended December 31, 2016 and 2015, respectively were as follows:

	December 31, 2016
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer	3,481	88,575

	December 31, 2015
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer	2,225	35,515

d. Transfers of financial assets

The Group has securitized certain of their personal, pledge and credit card loans originated by the Bank and CCF on their behalf through the transfers of such loans to special purpose trusts which issues multiple classes of bonds and certificates of participation.

In addition, on November 7, 2007 the Group securitized certain properties through the transfer of such properties to a special purpose trust “Renta Inmobiliaria I” which issues multiple classes of bonds and certificates of participation. As of December 2016, the Group had liquidated the mentioned trust and acquired the properties that were originally transferred.

Under Argentine Banking GAAP, securitizations were accounted for as sales. Debt securities issued by the trusts and retained by the Group are accounted for at cost plus accrued interest and participation certificates issued by the trusts and retained by the Group are accounted for under the equity method except the participation certificates of Real Estate trust that was accounted for at cost with the limit of the equity method and the participation certificates of CCF 3, 4 and 5 were accounted for at the recoverable value determined by the present value of net cash flows generated by the trusts with the limit of the equity method.

Under US GAAP, FASB ASC 810 “Consolidation” addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.

The methodology for evaluating trust and transactions under the VIE requirements includes the following two steps:

1) Determine whether the entity meets the criteria to qualify as a VIE and;

2) Determine whether the Group is the primary beneficiary of a VIE.

In performing the first step the significant factors and judgments that were considered in making the determination as to whether an entity is a VIE includes:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

•   The design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

•   The nature of the involvement with the entity;

•   Whether control of the entity may be achieved through arrangements that do not involve voting equity;

•   Whether there is sufficient equity investment at risk to finance the activities of the entity and;

•   Whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.

For each VIE identified, the Group performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:

•   Whether the Group has the power to direct the activities that most significantly impact the VIE’s economic performance and;

•   Whether the Group absorb the majority of the VIE’s expected losses or the Group receive a majority of the VIE’s expected residual returns.

As of December 31, 2016 and 2015, under FASB ASC 810, financial trusts mentioned in Note 26 were considered variable interest entities. In accordance with FASB ASC 810, the Group was deemed to be the primary beneficiary of these trusts and, therefore, the Group included them in its consolidated financial statements. The impact in the US GAAP shareholders’ equity or net income reconciliation is disclosed below.

As of December 31, 2016 and 2015, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes. As mentioned in Note 26. under BCRA rules, those amounts were recorded under “Other receivables from financial intermediation — Other receivables not covered by debtors classification regulations.

	December 31,		December 31,
	2016		2015
Assets
Cash and due from banks	Ps.	16,244	Ps.	76,907
Trading securities assets	—		65,973
Other receivable from financial transactions	151,979		151,000
Loans	1,515,729		2,784,526
Allowances related to Loans	(67,905)		(71,833)
Premises and equipment, net	—		38,184
Other assets	38,996		114,141
	Ps.	1,655,043	Ps.	3,158,898
Liabilities
Other liabilities from financial transactions:
Debt Securities	Ps.953,678		Ps.2,289,800
Certificates of Participation	614,020		746,477
Other liabilities	87,345		122,621
	Ps.	1,655,043	Ps.	3,158,898

As a result of consolidating these trusts, total consolidated assets would increase by Ps. 982,651 and Ps. 1,829,800 as of December 31, 2016 and December 31, 2015, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Therefore, the Group recognized the loans and other assets under the financial trust included below and re-established its loan loss reserves under ASC 310. See Note 35.I.c. allowance for loan losses.

In addition, the Group had recognized a gain for the sale of the assets included in the trusts “Renta Inmobiliaria I”, “CCF Créditos Serie 3”, “CCF Créditos Serie 4” and “CCF Créditos Serie 5”. As a consequence that the Group had a controlling financial interest in trusts, the reconsolidation of the assets and liabilities was made and the gains recognized by the Group at the inception were reversed for US GAAP purposes. In addition, a reconciling adjustment was recognized in order to consolidate each trust assets and liabilities under US GAAP principles. The table included below shows the adjustment recorded under US GAAP:

- Renta Inmobiliaria I

	December 31,
	2015
Reversal of gain on sale recorded under Argentine Banking GAAP	Ps.	(27,203)
Reversal of amortization of properties calculated in excess	4,350
Valuation of the Certification of Participation retained by the Group adjustment	(83,025)
Adjustment to Shareholders’ Equity	Ps.	(105,878)

Renta Inmobiliaria I was liquidated on the second semester of 2016 and the Group reacquired the properties of this trust. Under Argentine Banking GAAP the Group recognized this assets for its cost, and as consequence that the Group was consolidating the assets and liabilities of this trust, under US-GAAP this properties should be accounted for its historical cost minus amortization.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (324,565) and Ps. (105,878). Net income adjustment as of December 31, 2016, 2015 and 2014 amounted to Ps. (218,687), Ps. (33,971), and Ps. (11,877), respectively.

- CCF Créditos Series 3. 4 y 5

Net Income adjustment as of December 31, 2015 and 2014 amounted to Ps. 4,976 and Ps. (2,173), respectively.

CCF 3 and 4 were liquidated during the second semester of the year 2014 and CCF 5 was liquidated during the first semester of the year 2015.

Transfers of receivables with recourse

Under Argentine Banking GAAP, for transfers of receivables with recourse, the Group recorded a gain in the income statement and accounted for the transaction as a sale of loans.

Under US GAAP, ASC 860 “Transfers and servicing” establishes accounting and reporting standards for transfers and servicing of financial assets.

Transfers of financial receivables with recourse do not comply with the conditions prescribed in ASC 860-10-40 to be accounted for as a sale, as consequence, the transaction is considered a secured borrowing and, as a result of it, the Group should continue reporting the transferred financial receivables in its statement of financial position with no change in their measurement.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (26,218) and Ps. 1,047 (corresponding to assets for an amount of Ps.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

144,198 and Ps. 79,038 and liabilities for an amount of PS. 170,416 and Ps. 77,991, respectively). Net income as of December 31, 2016 and 2015, amounted to Ps. (27,265) and Ps. 1,047, respectively.

As of December 31, 2014 the Group did not enter into this kind of transactions.

e. Government securities and other investments

Investments securities classified as trading and available for sale

Under Argentine Banking GAAP the Group has recorded “Holding of trading securities”, “Unlisted Government securities”, “Investments in listed corporate securities”, “Securities issued by the Argentine Central Bank listed” and “Securities receivable under spot and forward purchases pending settlement” at fair value, meanwhile the “Securities issued by the Argentine Central Bank unlisted” and “Unlisted corporate bonds” has been value at cost increased by their internal rate of return. Changes in valuation of these securities are included in earnings.

Under US GAAP “Holding of trading securities”, “Investments in listed corporate securities” and certain “Securities issued by the Argentine Central Bank” were considered “trading securities” and, as such, valued at fair value with changes in fair value recognized in the consolidated statement of income.

The table below shows the investments classified as trading securities:

	December 31,						December 31,
	2016						2015
	Carrying Amount		Fair Value		Shareholders’s Equity Adjustment		Carrying Amount		Fair Value
Trading securities
Holdings of trading securities	Ps.	158,341	Ps.	158,386	Ps.	45	Ps.	181,305	Ps.	181,305
Investments in listed corporate securities	1,895		1,895		0		11,008		11,008
Securities issued by Argentine Central Bank	907,461		907,098		(363)		8,534		8,534
Total trading securities	Ps.	1,067,697	Ps.	1,067,379	Ps.	(318)	Ps.	200,847	Ps.	200,847

Other “Securities issued by Argentine Central Bank”, “Unlisted corporate bonds”, “Unlisted government securities” and “Securities receivable under spot and forward purchases pending settlement” were considered as “available for sale securities” for US GAAP purposes and, as such, were recorded at fair value with the unrealized gain and losses reported as net of income tax included in other comprehensive income in the Shareholders´ equity, in accordance with ASC 320 “Investment — Debt and Equity Securities”.

The table below shows the investments classified as available for sale securities:

December 31, 2016
					Accumulated	Shareholders’
	Amortized		Book	Fair	Unrealized	equity
	Cost		Value	Value	(Loss)/Gain	Adjustment

Securities issued by Argentine Central Bank	Ps.	1,486,805	1,485,743	1,484,288	(2,517)	(1,455)

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31, 2016
					Accumulated	Shareholders’
	Amortized		Book	Fair	Unrealized	equity
	Cost		Value	Value	(Loss)/Gain	Adjustment

Unlisted Government Securities	818,853		818,853	811,195	(7,658)	(7,658)

Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement (*)	616,872		620,574	620,520	3,648	(54)
Total	Ps.	2,922,530	2,925,170	2,916,003	(6,527)	(9,167)

(*)This line does not include forward transactions pending settlement for an amount of Ps. 3,661. These operations have not been included for US GAAP purposes. The Group records securities purchases and sales as of the trade date under US GAAP.

	December 31, 2015
	Amortized	Book	Fair	Accumulated Unrealized	Shareholders’ equity
	Cost	Value	Value	(Loss)/Gain	Adjustment

Securities issued by Argentine Central Bank	683,033	682,712	683,043	10	331
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement (*)	15,925	15,952	16,630	705	678
Total	698,958	698,664	699,673	715	1,009

(*)This line does not include forward transactions pending settlement for an amount of Ps. 8,250. These operations have not been included for US GAAP purposes. The Group records securities purchases and sales as of the trade date under US GAAP.

The amount of the unrealized gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income is as follows:

Securities	December 31, 2015		Increase		Decrease		December 31, 2016

Securities issued by Argentine Central Bank	Ps.	10	Ps.	618	Ps.	(3,145)	Ps.	(2,517)
Unlisted Government Securities	—		—		(7,658)		(7,658)
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	705		3,661		(718)		3,648
Total	Ps.	715	Ps.	4,279	Ps.	(11,521)	Ps.	(6,527)

Securities	December 31, 2014		Increase		Decrease		December 31, 2015
Securities issued by Argentine Central Bank	Ps.	(1,047)	Ps.	1,734	Ps.	(677)	Ps.	10
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	(16,891)		17,851		(255)		705
Total	Ps.	(17,938)	Ps.	19,585	Ps.	(932)	Ps.	715

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

The maturities of available for sale securities as of December 31, 2016 are as follows:

	December 31, 2016
				After 5
			After 1 year	year but
	Within 1		but within 5	within 10
Securities	year		years	years	Total
Securities issued by Argentine Central Bank	Ps.	1,485,743	—	—	1,485,743
Unlisted government bonds	818,853		—	—	818,853
Unlisted corporate bonds	16,506		12,660	—	29,166
Securities receivable under spot and forward purchases pending settlement	587,747		—	—	587,747
Total	Ps.	2,908,849	12,660	—	2,921,509

In addition, the Group has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 310-10.

The table below presents the fair value and the associated gross unrealized losses on AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or for 12 months or longer as of December 31, 2016 and 2015:

	Less than 12 months			Total
	Gross Unrealized losses		Fair Value	Gross Unrealized losses		Fair Value
December 31, 2016

Securities issued by Argentine Central Bank	Ps.	(3,145)	903,654	Ps.	(3,145)	903,654
Unlisted government bonds	(7,658)		811,195	(7,658)		811,195
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	(718)		11,040	(718)		11,040
Total	Ps.	(11,521)	1,725,889	Ps.	(11,521)	1,725,889

	Less than 12 months			Total
	Gross Unrealized losses		Fair Value	Gross Unrealized losses		Fair Value
December 31, 2015

Securities issued by Argentine Central Bank	Ps.	(677)	244,238	Ps.	(677)	244,238
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	(255)		3,097	(255)		3,097
Total	Ps.	(932)	247,335	Ps.	(932)	247,335

For purposes of determining whether the decline in fair value for these categories of securities qualifies as “other than temporary impairment,” the Group has considered the following factors:

•                  The decline in fair value is not attributable to credit quality. It solely derives from adverse interest rate fluctuations of observable inputs of similar instruments according to their fair value hierarchy.

•                  Future principal payments will be sufficient to recover the current amortized cost of these investments.

•                  The Group has the intention to hold these securities at least until their fair value recover to a level that exceeds their amortized cost.

•                  The extent to which the fair value has been less than the amortized cost is not relevant for these categories of securities.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

As of December 31, 2016 and 2015 the Group has evaluated if an “other than temporary impairment” exists. As a result of its analysis, has determined that the decrease was temporary in nature and no impairment has to be recorded under US GAAP.

Net income adjustment between Argentine Banking GAAP and US GAAP for the year ended December 31, 2016, 2015 and 2014 amounted to Ps. (3,252), Ps. 162 and Ps. 132, respectively.

f. Vacation Provision

Following Argentine Banking GAAP, the cost of vacations earned by employees is recorded by the Group when paid.

US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (215,361) and Ps. (179,774), respectively. Net income adjustment as of December 31, 2016, 2015 and 2014 amounted to Ps. (35,587), Ps. (12,825) and Ps. (60,988), respectively.

g. Derivative Instruments

The Group enters into derivative transactions, mainly, futures, forward, options and interest rate swaps.

Under Argentine Banking GAAP futures, forward and options are accounted at fair value and interest rate swap at its notional value. Over this value, the Group agrees to pay a fix interest rate and to receive a floating interest rate. The differences arising between fixed and floating rates of interest rate swaps are settled monthly and are recorded at their net position. This net position is calculated instrument by instrument.

Under US GAAP, ASC 815 “Derivatives and Hedging” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

The standard requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Group had no embedded derivatives and does not apply hedge accounting in accordance with FASB ASC 815.

Under US GAAP, the Group estimates the fair value on the interest rate swaps according with ASC 820 and present derivative instruments on a net basis by counterparty when the right of offset exists.

There are no shareholders´ equity  and net income adjustments between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015. Net income adjustment between Argentine Banking GAAP and US GAAP for the year ended December 31, 2014 amounted to Ps. (519).

Under US GAAP, FASB ASC 815 also requires additional disclosures, as follows:

	December 31,		December 31,
	2016		2015
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet classification (1)	Fair value	Balance sheet classification (1)	Fair value

Assets derivatives
Foreign exchange contracts	Other receivables from financial intermediation	28,304	Other receivables from financial intermediation	34,233
Total assets derivatives		28,304		34,233

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31,		December 31,
	2016		2015
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet classification (1)	Fair value	Balance sheet classification (1)	Fair value
Liability derivatives
Foreign exchange contracts	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	37,543

Options	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	—
Total liability derivatives		—		37,543

(1) According to Central Bank rules.

See amounts of gain or (loss) recognized in income on derivatives in Note 25.c.

The balances disclosed in the table above are presented on gross basis and no offsetting was practiced.

h. Special Termination Arrangements

Special termination arrangements are principally postemployment benefits that a group of eligible employees receive during the period between their effective termination date and their retirement age, when they voluntary accepts an irrevocable termination arrangement.

Under Argentine Banking GAAP, the costs of the special termination arrangement are recorded when paid.

Under ASC 712 “Special termination benefits” a liability should be recorded and an expense recognized in the period the employees irrevocably accept the offer and the amount of the termination liability is reasonably estimable.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (290,025) and Ps. (138,925), respectively. Net income adjustment as of December 31, 2016 and 2015 and 2014 amounted to Ps. (151,100), Ps. (69,271) and Ps. (36,772), respectively.

i. Customer Loyalty Programs

The Group offers reward programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards, including goods and travels among others.

Under Argentine Banking GAAP, the Group recorded a liability based on the redemptions paid during the last 12 months.

Under US GAAP the Group establishes a reward liability based upon the points earned that are expected to be redeemed and the average cost per point redeemed. The points to be redeemed are estimated based on past redemption behavior, card product type, and other historical card performance. The liability is reduced as the points are redeemed.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (44,091) and Ps. (28,096), respectively. Net income adjustment as of

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

December 31, 2016, 2015 and 2014 amounted to Ps. (15,995), Ps. 21,094 and Ps. (22,843), respectively.

j. Credit Card Loans— Imputed Interest

As of December 31, 2016 and 2015, the Group has granted credit card loans with zero interest rates or preferential interest rates. Under Argentine Banking GAAP, the Group has recorded the investment at the amount granted without consideration of the market interest rate involved in the transaction.

Under US GAAP, ASC 835-30 establishes a method to determine the interest rate corresponding to these types of transactions. This Standard provides guidance for the appropriate accounting when the face amount of an account receivable does not reasonably represent the present value of the consideration given or received in the exchange.

The objective is to approximate the interest rate for an account receivable that would have resulted if an independent borrower and an independent lender had negotiated a similar transaction under comparable terms and conditions with the option to pay the cash price upon purchase for the amount of the purchase that bears the prevailing rate of interest to maturity.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2016 and 2015 amounted to Ps. (88,463) and Ps. (110,129), respectively. Net income adjustment for the years ended December 31, 2016, 2015 and 2014 amounted to Ps. 21,666, Ps. (75,775) and Ps. 3,693, respectively.

k. Deferred Income Tax

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Supervielle and Cordial Compañía Financiera S.A. are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Supervielle and Grupo Supervielle’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Supervielle and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2016 and 2015.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax amounting to Ps. 8,408 and Ps. 6,247 as of December 31, 2016 and 2015, respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

For purposes of US GAAP reporting, the Bank and Cordial Compañía Financiera S.A. apply FASB ASC 740 “Income Taxes”. Under this method, income taxes recognized using the asset and liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and their respective tax basis. Deferred tax assets are also recognized if it is more likely than not those assets will be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be realized. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not.

As of December 31, 2016 and 2015, and based on the analysis performed on the realizability of the deferred tax assets, the Group believes that is more likely than not that it will recover all the temporary differences and no portion of the net operating tax loss carryforward with future taxable income and,

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

therefore, a valuation allowance was provided against the net operating tax loss carryforward based on the taxable income projections.

Legal entities in Argentina file their individual tax returns with the tax authority and consolidation of tax returns are not permitted. Consequently, deferred tax assets, deferred tax liabilities, and valuation allowances are determined based on the individual positions of each legal entity.

As such, the US GAAP adjustment included: a) Deferred Income Taxes for banking companies not recorded for local purposes and; b) tax effects on the US GAAP adjustments including in the reconciliation.

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2016
	ASC 740-10 applied to Argentine Banking GAAP balances		ASC 740-10 applied to US GAAP adjustments		ASC 740-10 Total
Deferred tax assets
Loan loss reserves	Ps.	169,225	Ps.	41,414	Ps.	210,639
Loans origination fees and cost	—		23,843		23,843
Provisions	22,662		192,317		214,979
Transfer of Financial Assets	—		122,774		122,774
Credit Card Loans — Imputed Interest	—		30,962		30,962
Government Securities and other investments	—		3,320		3,320
Financial Guarantees	—		3,189		3,189
Loss carry forward	137,067		—		137,067
	Ps.	328,954	Ps.	417,819	Ps.	746,773

Deferred tax liabilities
Fixed Assets	Ps.	29,983	Ps.	(6,837)	Ps.	23,146
Intangible assets	24,269		(9,260)		15,009
	Ps.	54,252	Ps.	(16,097)	Ps.	38,155

Net deferred income tax asset before valuation allowance	Ps.	274,702	Ps.	433,916	Ps.	708,618
Valuation allowance	(137,067)		—		(137,067)
Net deferred income tax assets	Ps.	137,635	Ps.	433,916	Ps.	571,551

	December 31, 2015
	ASC 740-10 applied to Argentine Banking GAAP balances		ASC 740-10 applied to US GAAP adjustments		ASC 740-10 Total
Deferred tax assets
Loan loss reserves	Ps.	92,347	Ps.	(5,482)	Ps.	86,865
Loans origination fees and cost	—		18,923		18,923
Provisions	29,372		121,378		150,750
Transfer of Financial Assets	—		36,691		36,691
Credit Card Loans — Imputed Interest	—		38,545		38,545
Financial Guarantees	—		3,373		3,373
Loss carry forward	100,504		—		100,504
	Ps.	222,223	Ps.	213,428	Ps.	435,651

Deferred tax liabilities
Fixed Assets	Ps.	20,998	Ps.	(7,115)	Ps.	13,883

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31, 2015
	ASC 740-10 applied to Argentine Banking GAAP balances		ASC 740-10 applied to US GAAP adjustments		ASC 740-10 Total
Intangible assets	13,607		(6,819)		6,788
Others	—		353		353
	Ps.	34,605	Ps.	(13,581)	Ps.	21,024

Net deferred income tax asset before valuation allowance	Ps.	187,618	Ps.	227,009	Ps.	414,627
Valuation allowance	(100,504)		—		(100,504)
Net deferred income tax assets	Ps.	87,114	Ps.	227,009	Ps.	314,123

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate calculated on the basis of US GAAP for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
Pre-tax income in accordance with US GAAP (a)	Ps.	1,345,088	Ps.	931,395	Ps.	531,348
Statutory income tax rate	35%		35%		35%
Tax on net income at statutory rate	Ps.	470,781	Ps.	325,988	Ps.	185,972
Permanent tax differences	(188,124)		(78,743)		11,392
Changes in valuation allowance	36,563		8,074		32,470
Income tax in accordance with US GAAP	Ps.	319,221	Ps.	255,319	Ps.	229,834

(a) Includes pre-tax income of trusts that are consolidated under US GAAP, as described in Note 35.I.d.

ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2016 and 2015, there were no uncertain tax positions.

The following table shows the tax years open for examination as of December 31, 2016, in which the Group’s operate:

Jurisdiction	Tax year
Argentina	2012 — 2016

l. Accounting for guarantees

The Bank issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation.

Under Central Bank rules, guarantees issued are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed.

Under US GAAP, FASB ASC 460 “Guarantees” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Group with an offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Group is decreasing its risk. As of December 31, 2016 and 2015, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (9,111) and Ps. (9,637), respectively. Net income adjustment as of December 31, 2016, 2015 and 2014 amounted to Ps. 526, Ps. (10,997) and Ps. 1,819, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

m. Non-controlling Interest

Argentine Banking GAAP requires to record non-controlling interests as a component of the liabilities. Under US GAAP, FASB ASC 810 requires to record such interests as shareholders’ equity. As consequence, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent company and to the non-controlling interest. The non-controlling interest in accordance with Argentine Banking GAAP has been eliminated for US GAAP reconciliation purposes. Also, non-controlling interest under US GAAP reflects the effect in non-controlling interest of all the other US GAAP adjustments discussed.

Had US GAAP been applied, the Group’s shareholder’s equity would increase by Ps. 18,735 and Ps. 15,161 at December 31, 2016 and 2015, respectively. In addition, income for the fiscal years ended at December 31, 2016, 2015 and 2014 would have increased by Ps. 3,290, Ps. 3,558 and Ps. 3,589, respectively.

II. Additional disclosure requirements:

a)         Comprehensive income

“Reporting Comprehensive Income” ASC 220 establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.

The following disclosure presents the Comprehensive Income according to ASC 220, for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
Income Statement
Financial income	Ps.	10,981,488	Ps.	7,496,156	Ps.	5,296,705
Financial expenses	(5,191,330)		(3,809,350)		(2,758,644)
Gross financial margin — gain	5,790,158		3,686,806		2,538,061
Loan Loss provisions net of recoveries	(1,099,229)		(532,191)		(462,800)
Services fee income	3,459,641		2,662,219		2,107,675
Services fee expense	(1,097,632)		(759,367)		(635,087)
Administrative expenses	(6,159,154)		(4,454,857)		(3,136,877)
Subtotal- Income from financial transactions	893,784		602,610		410,972
Income from insurance activities	606,143		175,947		—
Miscellaneous income	298,897		367,165		201,790
Miscellaneous losses	(453,736)		(214,327)		(81,414)
Income before tax	1,345,088		931,395		531,348
Income Tax	(319,221)		(255,319)		(229,834)
Net income under US GAAP	Ps.	1,025,867	Ps.	676,076	Ps.	301,514

Less: Net Income attributable to the Non-controlling Interest	(28,183)		(57,722)		(20,865)
Net Income attributable to the Group	Ps.	997,684	Ps.	618,354	Ps.	280,649

(a)         includes net income from participation in Financial Trust consolidated under US GAAP.

Comprehensive income

	December 31,
	2016		2015		2014
Net income for the year	Ps.	1,025,867	Ps.	676,076	Ps.	301,514
Other comprehensive income:
Gross unrealized (loss) / gain, net	(7,242)		18,653		(19,373)
Estimated tax benefit / (loss) on unrealized (loss) / gain on available for sale securities	2,535		(6,529)		6,781
Unrealized (loss) / gain, net of tax	(4,707)		12,124		(12,592)
Comprehensive income	1,021,160		688,200		288,922
Less: Other comprehensive income attributable to non-controlling interest	284		(983)		1,021
Less: Comprehensive income attributable to non-controlling interest	(28,183)		(57,722)		(20,865)
Comprehensive income attributable to the Group	Ps.	993,261	Ps.	629,495	Ps.	269,078

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31,
	2016		2015		2014
Unrealized net (loss) / gains - Available for sale securities	Ps.	(6,527)	Ps.	715	Ps.	(17,938)
Estimated tax benefits / (loss) on unrealized net gains on available for sale securities	2,284		(250)		6,278
Accumulated other comprehensive income, net	Ps.	(4,243)	Ps.	465	Ps.	(11,660)

b) Statements of Income and Balance Sheets

The presentation of financial statements according to the Argentine Banking GAAP differs significantly from the format required by the SEC under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The income statements presented below disclose the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2016		2015		2014
Interest income
Interest and fees on loans	Ps.	8,887,937	Ps.	5,733,880	Ps.	3,885,006
Interest and dividends on investment securities taxable	1,241,555		689,472		663,669
Interest on other receivables from financial transactions	412,467		273,657		97,285
	Ps.	10,541,959	Ps.	6,697,009	Ps.	4,645,960
Interest expense
Interest on deposits	3,076,406		2,173,450		1,558,807
Interest on securities sold under agreements to repurchase	94,143		38,085		26,565
Interest on short-term liabilities from financial intermediation	792,419		480,079		332,734
Interest on long-term liabilities from financial intermediation	128,027		81,282		63,742
	Ps.	4,090,995	Ps.	2,772,896	Ps,	1,981,848

Net interest income	Ps.	6,450,964	Ps.	3,924,113	Ps.	2,664,112

Provision for loan losses, Net of reversals	926,650		483,645		282,339
Net interest income after provision for loan losses	Ps.	5,524,314	Ps.	3,440,468	Ps.	2,381,773

Non-interest income
Service charges on deposit accounts	Ps.	925,096	Ps.	678,531	Ps.	531,892
Credit-card service charges and fees	802,059		769,446		473,022
Other commissions	594,910		881,083		677,480
Insurance commissions, fees and premiums	1,120,921
Loans related commissions	730,099		506,648		414,162
Income from equity in other companies	—		3		274
Foreign exchange, net	367,436		44,735		105,392
Other	353,119		482,910		190,827
Total non-interest income	Ps.	4,893,640	Ps.	3,363,356	Ps.	2,393,049

Non-interest expense
Commissions	Ps.	559,391	Ps.	365,847	Ps.	307,017
Personnel expenses	3,860,094		2,767,111		1,982,234
Fees and external administrative services	360,519		246,061		145,935
Depreciation of premises and equipment	81,558		56,637		43,308
Renting	225,363		148,381		120,869
Electricity and communications	149,888		101,009		82,769
Advertising and publicity	443,526		314,295		239,075
Taxes	1,438,996		1,101,813		315,564
Amortization of other intangibles	111,284		92,431		66,897
Loss from equity in others companies	4,997		—		—
Repair maintenance and conservation	308,276		147,845		110,061
Insurance	26,476		14,204		12,646
Security Services	132,122		95,751		70,715
Other Provisions and reserves	76,627		23,863		16,894
Other	766,003		362,173		664,241
Stationary and supplies	38,762		29,055		20,886
Total non-interest expense	Ps.	8,583,880	Ps.	5,866,476	Ps.	4,199,111

Income before tax expense	1,834,074		937,350		575,711
Income tax expense	500,603		247,161		199,084
Net Income attributable to Parent Company	Ps.	1,333,471	Ps.	690,189	Ps.	376,627
Net Income attributable to non-controlling interest	Ps.	22,166	16,080		13,707
Net Income	Ps.	1,311,304	Ps.	674,109	Ps.	362,920

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Argentine Banking GAAP also requires certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Supervielle’s balance sheet as of December 31, 2016 and 2015, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
		2016		2015
Assets
Cash and due from banks	Ps.	2,048,348	Ps.	1,845,740
Interest bearing deposits in other Banks		6,115,561		4,962,851
Trading account assets		945,991		240,635
Other short-term investments		1,185,637		124,810
Available for sale securities (*)		1,414,053		691,246
Loans		36,664,087		20,155,240
Allowances for loan losses	(888,677)		(632,704)
Loans, net		35,775,410		27,263,008
Other receivables from financial transactions		2,585,807		1,309,092
Miscellaneous receivables		1,106,292		621,808
Premises and equipment		620,003		193,474
Intangible Assets — Goodwill		31,263		40,759
Intangible Assets — Other		252,334		211,197
Assets held for sale (**)		207,656		—
Other assets		917,687		3,281,669
Total assets	Ps.	53,206,042	Ps.	33,045,817

	December 31,
		2016		2015
Liabilities and Shareholders’ Equity:
Noninterest bearing Deposits	Ps.	12,265,395	Ps.	5,894,809
Interest bearing Deposits		23,632,468		17,821,768
Short-term borrowing		3,344,884		1,578,811
Other liabilities		134,158		64,035
Amounts payable for spot and forward purchases pending settlement		592,386		12,328
Other liabilities from financial transactions		2,193,928		1,812,467
Long-term debt		1,697,360		1,874,942
Other Liabilities		2,173,223		1,478,658
Liabilities held for sale (**)		74,687		—
Contingent liabilities		62,596		63,459
Total Liabilities	Ps.	46,171,094	Ps.	30,601,277

Total Parent Company shareholders’ equity		6.931.551		2,373,710
Non-controlling Interest		103.397		70,830
Total liabilities and shareholders’ equity	Ps.	53.206.042	Ps.	33,045,817

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

(*) The carrying value and market value of securities classified into “available-for-sale securities” have been mentioned in note 35.1.e. This line includes Ps. 77,538 corresponding to restricted investments.

(**) These lines includes the assets and liabilities of Cordial Microfinanzas that have been classified as held for sale as it met the criteria stablished by the ASC 360-45-9 and have been measured at its carrying value.

In the following table is a description of total loans by categories:

	December 31,		December 31,
	2016		2015

Financial Sector	823,772	2%	382,950	2%
Services	1,656,902	5%	1,209,314	6%
Primary Products	3,069,654	8%	1,693,040	8%
Consumer	20,343,028	55%	11,972,213	59%
Retail Trade	1,324,768	3%	302,329	2%
Construction	3,482,245	10%	1,511,643	8%
Manufacturing	1,736,015	5%	1,592,264	8%
Other	4,227,703	12%	1,491,487	7%
Total	36,664,087	100%	20,155,240	100%

c) Fair Value Measurements Disclosures

ASC 820 -10 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. ASC 820 -10, among other things, requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In addition, ASC 825 -10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825 -10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes in fair value recognized in net income. As a result of ASC 825 -10 analyses, the Group has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Fair Value Hierarchy

ASC 820 -10, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 -10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•                  Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•                  Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 2 — inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets;

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means

•      Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Determination of Fair Value

The Group identified and categorized different assets and liabilities measured at fair value in accordance with the requirements of FASB ASC 820.

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Group’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

The Group believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following section describes the valuation methodologies used by the Group to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Description of the measurement processes

The Group uses fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities (debt instruments issued by National Government and Central Bank and other) classified as available for sale or trading account, forward transactions pending settlement and derivatives (forward transactions without delivery of underlying assets and interest rate swaps).

Assets

Government and corporate securities

Investment securities: as quoted market prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include national and government bonds, instruments issued by BCRA and corporate securities. In addition, if market prices are not available quoted prices for similar assets in active markets have been used and the securities were classified as Level 2 of the valuation hierarchy.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Derivatives Financial Instruments

Forward transactions traded in Self-Regulated markets are made through recognized exchange markets, such as MAE and ROFEX. Therefore, they are classified in Level 1 of the fair-value hierarchy.

Interest rate swap transactions: if market prices and quoted prices for similar assets in active markets are not available the Group has been used the “income approach”, estimating the fair values based on their own assumptions, which were developed based on similar assumptions to those used by who would use any market participant. For this approach, we used discounted cash flow methodology and the securities were classified as Level 3 of the valuation hierarchy. The Group has not changed the methods and assumptions used to estimate the fair value of financial instruments at the closing date of these consolidated financial statements.

In addition, the Group’s valuation policies and procedures for Level 3 instruments are under the direction of the accounting and financial management. The Management is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the Management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2016 and 2015, under US GAAP:

Balances as of December 31, 2016	Total fair value		Quoted market prices in active markets - Level 1		Internal models with significant observable market parameters - Level 2		Internal models with significant unobservable markets parameters - Level 3
Assets
Government and corporate securities
Holdings of trading securities	Ps.	158,386	Ps.	158,386	Ps.	—	Ps.	—
Investments in listed corporate securities	1,895		1,895		—		—
Securities issued by the Argentine Central Bank (*)	907,098		907,098		—		—
Other receivables from financial transaction
Derivative instruments	28,304		28,304		—		—
Securities receivable under spot and forward purchases pending settlement	591,246		591,246		—		—
Unlisted corporate bonds	29,112		29,112		—		—
	Ps.	1,716,041	Ps.	1,716,041	Ps.	—	Ps.	—
Liabilities
Securities to be delivered under spot and forward sales pending settlement	Ps.	29,979	Ps.	29,979	Ps.	—	Ps.	—
	Ps.	29,979	Ps.	29,979	Ps.	—	Ps.	—

Balances as of December 31, 2015	Total fair value		Quoted market prices in active markets - Level 1		Internal models with significant observable market parameters - Level 2		Internal models with significant unobservable markets parameters - Level 3
Assets
Government and corporate securities
Holdings of trading securities	Ps.	181,305	Ps.	181,305	Ps.	—	Ps.	—
Unlisted Government securities	11,008		11,008		—		—
Investments in listed corporate securities	691,577		691,577		—		—
Securities issued by the Argentine Central Bank (*)
Other receivables from financial transaction
Derivative instruments	34,233		34,233		—		—
Securities receivable under spot and forward purchases pending settlement	1,216		1,216		—		—
Unlisted corporate bonds	15,414		15,414		—		—
	Ps.	934,753	Ps.	934,753	Ps.	—	Ps.	—
Liabilities
Securities to be delivered under spot and forward sales pending settlement	Ps.	62,698	Ps.	62,698	Ps.	—	Ps.	—
Derivative instruments	37,543		37,543		—		—
	Ps.	100,241	Ps.	100,241	Ps.	—	Ps.	—

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

(*) “Securities issued by the Argentine Central Bank” includes a reverse repo transaction operation for an amount of Ps. 37,840 that it is adjusted in Note 35.II.f. “Repurchase agreements”.

As of December 31, 2016 and 2015 there are not assets and liabilities recorded at fair value on a non-recurring basis.

As of December 31, 2016 and 2015, the Group has not made transfers in or out of Level 1, Level 2, and Level 3.

d) Disclosure about Fair Value of Financial Instruments.

ASC 825, “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made as of December 31, 2016 and 2015. Because many of the Group’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

	December 31,
	2016
	Book Value		Fair Value		Level 1	Level 2	Level 3
Non derivative activities
Assets
Cash and due from banks (1)	Ps.	8,166,132	Ps,	8,166,132	8,166,132	—	—
Government and Corporate securities (2)	2,360,044		2,351,580		2,351,580	—	—
Loans and leases (3)	36,424,364		39,141,141		—	—	39,141,141
Others (*) (4)	3,772,576		3,788,752		3,769,791	—	18,961

Liabilities
Deposits (5)	Ps.	35,897,864	Ps,	35,846,634	—	—	35,846,634
Other liabilities from financial transactions (6)	4,547,898		4,547,898		627,331	—	3,920,567
Negotiable obligations (7)	3,345,694		3,378,350		—	—	3,378,350
Others (8)	2,182,228		2,182,228		—	—	2,182,228

(*)“Assets - Others” include forward transactions pending settlement for an amount of Ps. 3,661 that have been adjusted for US GAAP purposes.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31,
	2015
	Book Value		Fair Value		Level 1	Level 2	Level 3
Non derivative activities
Assets
Cash and due from banks (1)	Ps.	6,808,591	Ps.	6,808,591	6,808,591	—	—
Government and Corporate securities (2) (*)	883,559		883,890		883,890	—	—
Loans and leases (3)	21,223,238		21,784,863		—	—	21,784,863
Others (4)	2,462,037		2,497,307		2,451,059	—	46,248

Liabilities
Deposits (5)	Ps.	23,716,577	Ps.	23,900,039	—	—	23,900,039
Other liabilities from financial transactions (6)	2,741,338		2,741,338		2,741,338	—	—
Negotiable obligations (7)	2,537,210		2,547,350		—	—	2,547,350
Others (8)	1,478,658		1,478,658		1,478,658	—	—

(*)“Government and Corporate securities” includes an adjustment related to forward transactions pending settlement for an amount of Ps. 48,322 that have been adjusted for US GAAP purposes.

(**)“Assets - Others” include forward transactions pending settlement for an amount of Ps. 8,250 that have been adjusted for US GAAP purposes.

The following is a description of the estimating techniques applied:

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit risk. The carrying values as of December 31, 2016 and 2015 are a reasonable estimate of fair value.

(2) Government and Corporate securities: When available, the Group uses quoted market prices to determine the fair value. If market prices are not available, quoted prices for similar assets in active markets have been used to calculate the fair value.

(3) Loans: The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality incorporating the credit risk factor. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. For non-performing loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate. The fair value of “loans” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

(4) Others: Includes other receivables from financial transactions and equity investments in other companies. This caption also includes financial trusts certificates of participation the fair value of which is estimated using valuation techniques to convert the future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The estimate of the cash flows is based on the future cash flows from the securitized assets, considering prepayments, historical loan performance, etc. Equity investments in companies where significant influence is exercised are not within the scope of ASC 825, Financial Instruments. Equity investments in other companies are carried at market value less costs to sell.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

(5) Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of time deposits was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities.

(6) Other liabilities from financial transactions: Includes credit lines borrowed under different credit arrangements. As of December 31, 2016 and 2015, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(7) Negotiable obligations: As of December 31, 2016 and 2015, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(8) Others: Includes other liabilities from financial transactions. Their fair value was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

e) Segment Reporting

The Group has disclosed its segment information in accordance with the “Disclosures about Segments of an Enterprise and Related Information” ASC 280-10. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by management.

The Group measures the performance of each of its business segments primarily in terms of net income (i.e., net revenues—or financial income and service fee income, net of financial expenses and service fee expenses—after deducting loan loss provisions and administrative costs directly attributable to the segment). Net income excludes the financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements (although substantially all the proceeds of such arrangements have been contributed as capital to the subsidiaries through which the segments are operated), as well as transactions between segments, which are reflected under “Adjustments.”

Income from financial transactions and other segment information are based on Argentine Banking GAAP and are consistent with the presentation of the Group’s consolidated financial statements.

The Group operates its business along the following segments:

•      Retail Banking:  Through the Bank, we offer our retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

•      Corporate Banking:  Through the Bank, we offer large corporations, medium-sized companies and small businesses a full range of products, services and financial assessment including factoring, leasing, foreign trade finance and cash management.

•      Treasury:  The Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail Banking segment, the Corporate Banking segment and its own needs and opportunities.  The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

•      Consumer Finance: Through CCF and Tarjeta, we offer credit card services and loans to the middle and lower-middle-income sectors.  We also offer consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

•      Insurance:  Through Supervielle Seguros, we offer insurance products, with a focus on life insurance, to targeted customer segments.

•      Asset Management & Other Services: We also offer a variety of other services to our customers, including asset management, microcredit financing (through Cordial Microfinanzas), mutual fund products (through SAM) and non-financial products and services (through Espacio Cordial).

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

Below is a table with the information for each segment identified by the Group as of and for the years ended December 31, 2016, 2015 and 2014.

	As of December 31, 2016
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	1,718,821	161,375	6,208,483	78,394	3,807	6,800	(11,548)	8,166,132
Government and corporate securities	—	—	2,247,370	8,594	104,080	—	—	2,360,044
Loans	13,869,169	16,958,277	1,352,717	4,403,552	—	193,915	(1,521,121)	34,896,509
Other receivables from financial transactions	174,633	317,461	1,639,240	439,471	284,796	179,115	738,020	3,772,736
Receivables from financial leasing	266,305	1,261,942	7	—	—	—	(399)	1,527,855
Other assets	252,895	50,482	169,732	564,484	68,992	121,706	1,254,475	2,482,766
Total Assets	16,281,823	18,749,537	11,617,549	5,134,495	461,675	501,536	459,427	53,206,042

	As of December 31, 2016
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	4,482,498	2,920,526	1,589,736	1,769,292	52,916	119,960	(140,349)	10,794,579
Financial expenses	(1,916,534)	(374,446)	(1,703,934)	(1,028,048)	(1,066)	(50,284)	207,787	(4,866,525)
Distribution of Income (Expenses) for Treasury Funds	1,307,621	(1,918,789)	611,169			—		—
Gross intermediation margin	3,873,585	627,291	496,971	741,244	51,850	69,676	67,438	5,928,054
Provision for loan losses	(550,715)	(153,078)	(9,265)	(338,869)	—	(5,709)	—	(1,057,637)
Services Fee Income	2,306,782	559,866	46,545	931,082		261,703	(578,462)	3,527,516
Services Fee Expenses	(996,626)	(63,472)	(9,113)	(433,721)		(1,150)	423,422	(1,080,660)
Net Service Fee Income	1,310,156	496,394	37,432	497,361	—	260,553	(155,040)	2,446,856
Income from Insurance Activities	—	—	—	—	476,349	—	129,794	606,143
Direct costs	(2,790,068)	(213,622)	(94,259)	(839,258)	(139,227)	(228,613)	8,840	(4,296,207)
Indirect costs	(1,188,127)	(399,202)	(176,745)	—	—	—	—	(1,764,074)
Income from financial transactions	654,831	357,783	254,134	60,478	388,972	95,907	51,032	1,863,135
Miscellaneous Income / (Expenses)	(130,372)	24,500	(2,973)	8,177	—	93,990	(22,384)	(29,062)
Non-controlling interests result	—	—	—	—	—	—	(22,166)	(22,166)
Income Before Income Tax	524,459	382,283	251,161	68,655	388,972	189,897	6,482	1,811,907

Income tax	(161,897)	(45,109)	(88,258)	(973)	(136,570)	(65,123)	(2,673)	(500,603)
Net income	362,562	337,174	162,903	67,682	252,402	124,774	3,809	1,311,304

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	As of December 31, 2015
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	1,668,481	146,081	4,903,515	121,462	7,050	4,345	(42,343)	6,808,591
Government and corporate securities	—	—	875,544	—	31,174	—	25,163	931,881
Loans	10,225,191	7,301,545	420,153	2,349,218	—	150,938	(298,784)	20,148,261
Other receivables from financial transactions	237,618	226,520	1,496,828	284,040	48,926	136,519	31,362	2,461,813
Receivables from financial leasing	196,048	878,931	—	—	—	—	(2)	1,074,977
Other assets	186,388	35,123	31,491	353,227	61,952	128,183	823,933	1,620,298
Total Assets	12,513,726	8,588,200	7,727,532	3,107,947	149,102	419,984	539,326	33,045,817

	As of December 31, 2015
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	2,917,135	1,906,335	693,726	1,050,944	22,840	71,084	79,680	6,741,744
Financial expenses	(1,514,611)	(350,635)	(921,029)	(529,309)	(320)	(30,609)	(39,537)	(3,386,050)
Distribution of Income (Expenses) for Treasury Funds	664,487	(1,119,721)	455,234	—	—	—	—	—
Gross intermediation margin	2,067,011	435,979	227,931	521,635	22,520	40,475	40,143	3,355,694
Provision for loan losses	(299,135)	(72,108)	—	(166,326)	—	(6,275)	—	(543,844)
Services Fee Income	1,953,001	391,853	23,891	573,838	—	126,596	(233,471)	2,835,708
Services Fee Expenses	(581,199)	(41,309)	(6,126)	(272,132)	—	(1,047)	123,321	(778,492)
Net Service Fee Income	1,371,802	350,544	17,765	301,706	—	125,549	(110,150)	2,057,216
Income from Insurance Activities	—	—	—	—	130,607	—	45,340	175,947
Direct costs	(2,076,291)	(158,438)	(57,676)	(638,493)	(68,183)	(141,958)	84,853	(3,056,186)
Indirect costs	(812,083)	(272,994)	(120,139)	—	—	—	—	(1,205,216)
Income from financial transactions	251,304	282,983	67,881	18,522	84,944	17,791	60,186	783,611
Miscellaneous Income / (Expenses)	12,610	73,601	5,117	47,893	91	75,023	(60,597)	153,738
Non-controlling interests result	—	—	—	—	—	—	(16,079)	(16,079)
Income Before Income Tax	263,914	356,584	72,998	66,415	85,035	92,814	(16,490)	921,270

Income tax	(42,137)	(68,139)	(21,711)	(6,734)	(30,953)	(33,285)	(44,202)	(247,161)
Net income	221,777	288,445	51,287	59,681	54,082	59,529	(60,692)	674,109

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	As of December 31, 2014
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	1,937,182	1,423,849	670,323	730,752	3,632	39,926	(54,312)	4,751,352
Financial expenses	(927,079)	(234,065)	(791,792)	(368,079)	—	(20,275)	(123,236)	(2,464,526)
Distribution of Income (Expenses) for Treasury Funds	547,578	(884,803)	337,225	—	—	—	—	—
Gross intermediation margin	1,557,681	304,981	215,756	362,673	3,632	19,651	(177,548)	2,286,826
Provision for loan losses	(190,169)	(41,344)	(631)	(121,265)	—	(3,100)	—	(356,509)
Services Fee Income	1,479,047	285,945	23,578	389,751	—	84,291	(99,793)	2,162,819
Services Fee Expenses	(454,645)	(32,373)	(9,044)	(181,917)	—	(734)	68,372	(610,341)
Net Service Fee Income	1,024,402	253,572	14,534	207,834	—	83,557	(31,421)	1,552,478
Income from Insurance Activities	—	—	—	—	7,172	—	1,342	8,514
Direct costs	(1,488,219)	(115,827)	(41,119)	(460,366)	(9,226)	(82,427)	59,168	(2,138,016)
Indirect costs	(591,563)	(198,798)	(85,465)	—	—	—	—	(875,826)
Income from financial transactions	312,132	202,584	103,075	(11,124)	1,578	17,681	(148,459)	477,467
Miscellaneous Income / (Expenses)	42,057	11,921	96	23,770	—	42,294	(21,894)	98,244
Non-controlling interests result	—	—	—	—	—	—	(13,707)	(13,707)
Income Before Income Tax	354,189	214,505	103,171	12,646	1,578	59,975	(184,060)	562,004

Income tax	(75,482)	(61,357)	(36,807)	46	765	(21,521)	(4,728)	(199,084)
Net income	278,707	153,148	66,364	12,692	2,343	38,454	(188,788)	362,920

f) Repurchase agreements

The Group entered into Repo and Reverse Repo agreements of financial instruments as disclose in Note 8.

In accordance with BCRA Rules, the Group derecognizes the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Group records a liability related to the cash received in the transaction. As mentioned in Note 3.8, the asset related to securities to be repurchased is measured as the same criteria as the transferred securities.

Similar treatment applies to reverse repo agreements.

Under US GAAP, ASC 860 “Transfers and Servicing”, these transactions have not qualified as sales and therefore these transactions are recorded as secured financings.

Had US GAAP been applied, the Group’s assets and liabilities would have decreased by approximately Ps. 594,764 as of December 31, 2016. As of December 31, 2015, the Group had not this type of transactions.

In addition, the measurement adjustments of those securities are included in Note 35.I.e.

g) Acceptances

Under Argentine Banking GAAP, acceptances are accounted for in memorandum accounts, Under US GAAP, third party liability for acceptances should be included in “Other Receivables Resulting from Financial Transactions” representing Group customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Group. Acceptances should be included in “Other Liabilities from Financial Transactions” representing the Group’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

The Group’s assets and liabilities would be increased by approximately Ps. 55,711 and Ps. 9,515 had US GAAP been applied as of December 31, 2016 and 2015, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos – unless otherwise stated)

h) Items in process of collection

The Group does not give accounting recognition to checks drawn on the Group or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Group in memorandum accounts, US GAAP, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Group.

Grupo Supervielle’s assets and liabilities would be increased by approximately Ps. 1,985,525 and Ps. 1,133,881 applying US GAAP at December 31, 2016 and 2015, respectively.

i) Earnings per share

Argentine Banking GAAP rules do not require the disclosure of earnings per share or dividends per share.

Under US GAAP, ASC 260 “Earning Per Share”, it is required to present basic per-share amounts (basic EPS) which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share (diluted EPS) measure the performance if the potential common shares that were dilutive had been issued. Potential common shares are securities that do not have a current right to participate fully in earnings but could do so in the future. No potential common shares exist, and therefore basic and diluted EPS are the same.

The following table sets forth the computation of basic EPS:

	December 31,
	2016		2015		2014
Earnings per share under US GAAP
Numerator
Net income for the year attributable to the Group net of preferred dividends	Ps.	997,683,608	Ps.	613,669,000	Ps.	277,720,875
Denominator
Average number of shares outstanding	319,827,519		151,839,052		122,885,264
Net income per common share
Basic and diluted	Ps.	3.1194	Ps.	4.0416	Ps.	2.2600

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos – unless otherwise stated)

j)    Cash Flow

The statement of cash flows under Argentine Banking GAAP differs from the statement of cash flows under US GAAP. According to ASC 230, the statement of cash flows for a period shall report net cash provided or used by operating, investing and financing activities.

The statement of cash flows under US GAAP is shown below:

	December 31,
	2016		2015		2014
Cash and cash equivalents at the beginning of the year	Ps.	7,873,684	Ps.	4,236,987	Ps.	3,022,240
Cash and cash equivalents at the end of the period	9,688,595		7,873,684		4,236,987
Net increase in cash and cash equivalents	Ps.	1,814,911	Ps.	3,636,697	Ps.	1,214,747

Causes of changes in cash and cash equivalents

Cash Flow from operating activities
Net (payments)/collections related to:
Interest received on loans, leases and government securities	10,529,487		6,904,085		4,079,130
Interest paid	(5,932,146)		(3,025,342)		(2,041,132)
Purchases of Trading Securities	(9,766,328)		(3,852,865)		(4,201,780)
Proceeds from sales of Trading Securities	8,965,170		3,844,751		4,395,489
Decrease in Other receivables from financial transactions	72,868		(3,090)		177,417
Fees and commissions received	4,436,397		3,040,982		2,149,487
Fees and commissions paid	(6,691,853)		(4,700,400)		(3,408,774)
Payments of income tax / minimun presumed income tax	(345,561)		(389,564)		(161,893)
Net collections / (payments) related to other operating activities	(365,876)		(133,641)		(141,885)
Net cash provided by operating activities	Ps.	902,158	1,684,916		846,060

Cash Flow from investing activities
(Payments)/collections related to:
Payments to acquire bank premises and equipment	(507,251)		(105,043)		(53,330)
Receipts from sales of bank premises and equipment	12,998		140,785		1,483
Increase in intangible assets	(97,184)		(100,886)		(75,517)
Increase in loans and leases, net	(13,768,330)		(6,610,515)		(4,150,991)
Purchases of available for sale securities	(77,576,169)		(4,651,357)		(5,018,870)
Proceeds from sales of available for sale securities	76,563,334		5,478,396		5,393,215
Payments to acquire miscellaneous assets	(489,105)		(399,493)		(441,294)
Receipts from sales of miscellaneous assets	530,193		179,206		133,090
Increase in deposits at the Argentine Central Bank	(140,739)		(190,070)		(83,432)
Payments for sale of equity securities	(21)		—		(9)
Net cash used in investing activities	Ps.	(15,472,273)	(6,258,977)		(4,295,655)

Cash Flow from financing activities
(Payments)/collections related to:
Proceeds from issuance of unsubordinated negotiable obligations	1,493,743		2,038,879		528,358
Repayment of unsubordinated negotiable obligations	(769,060)		(884,824)		(477.889)
Increase in deposits, net	12,493,587		6,764,640		4,017,309
(Decrease) / Increase in other short term liabilities, net	1,735,578		(431,672)		339,350
Proceeds from issuance of subordinated negotiable obligations	—		—		114,411
Financing received from Argentine financial institutions	(1,686,277)		—		(109,930)
Proceeds from issuance of stocks	3,301,137		—		—
Payment of dividends	(25,503)		(7,385)		(8,343)
Payments for debt issue cost	—		(4,391)		(3.541)

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31,
	2016		2015		2014
Cash paid to acquire the non-controlling interest of Cordial Microfinanzas	—		—		(917)
Proceeds from debt securities related with consolidated financial trust	1,307,005		2,090,646		3,303,695
Repayment of debt securities related with consolidated financial trust	(1,992,606)		(1,836,124)		(3,258,481)
Net cash provided by financing activities	Ps.	15,857,604	7,729,769		4,444,022

Financial income on cash and cash equivalents (including interest and monetary results)	527,422		480,989		220,320
Net increase / (decrease) in cash and cash equivalents	Ps.	1,814,911	Ps.	3,636,697	Ps.	1,214,747

(*) Cash and cash equivalent at the end of the period include “cash and cash equivalent” corresponding to the consolidated financial trust for Ps. 41, Ps. 257,182 and Ps. 190,807 as of December 31, 2016, 2015 and 2014, respectively

Set forth below is the reconciliation of net income to net cash flows from operating activities, as required by FASB ASC 230:

	December 31,
	2016		2015		2014

Net income for the fiscal year	Ps.	1,025,867	Ps.	676,076	Ps.	301,514

Adjustments to reconcile net income to net cash from operating activities:
US GAAP Reconciliation Adjustments	313,620		55,755		72,153
Income Tax for the fiscal year	576,649		340,306		230,231
Amortizations and depreciations	210,521		166,384		121,335
Results from equity investments	4,996		(3)		(1,688)
Provision for loan losses, net of reversals	1,042,814		545,101		357,092
Non-controlling interests	(28,184)		(57,722)		20,862
Gain for sale of premises and equipment	(5,568)		(93,830)		(2,684)
(Decrease) / Increase in interest payable from negotiable obligations and debt securities of financial trust	50,187		42,936		109,708
Increase / (Decrease) in government and private securities	(695,590)		22,392		135,324
Increase in interest receivable from Loans	(358,836)		(149,055)		(281,599)
Decrease / (Increase) in other receivable from financial intermediation	(543,391)		123,649		(243,246)
Increase from miscellaneous assets	(506,650)		(222,802)		(356,306)
Increase in balances from forward transactions without delivery of underlying asset	5,929		12,662		(46,895)
Increase in interest payable from Deposits	(49,643)		78,013		48,960
Increase of miscellaneous liabilities	414,907		483,692		477,790
Decrease in Taxes Payables	(234,554)		(289,587)		(115,500)
Net increase in other sources of cash	(238,123)		(49,051)		19,009
Net cash provided by operating activities	Ps:	902,158	Ps.	1,684,916	Ps.	846,060

k) Summarized financial information of subsidiaries not consolidated under Argentine Banking GAAP

The Company maintains a 97% ownership in Viñas del Monte, which operates a wine producer, Under Argentine Banking GAAP the investment in Viñas del Monte is reflected under the caption “Unlisted equity investments” in the Company’s balance sheet. Under US GAAP, Viñas del Monte operations are required to be consolidated.

Presented below is the summarized balance sheet as of December 31, 2016 and 2015 and statement of income for the years ended December 31, 2016, 2015 and 2014 of Viñas del Monte:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos – unless otherwise stated)

	December 31,		December 31,
	2016		2015

Receivables	—		24
Other receivables	1,929		1,643
Inventories	3,553		2,181
Fixed assets	2,746		2,944
Total Assets	Ps.	8,228	Ps.	6,792

Commercial liabilities	Ps.	537	Ps.	170
Financial liabilities	5,235		2,765
Other liabilities	128		261
Total Liabilities	Ps.	5,900	Ps.	3,196
Shareholders´ Equity	Ps.	2,328	Ps.	3,596
Total Liabilities and Shareholders’ Equity	Ps.	8,228	Ps.	6,792

	December 31,
	2016		2015		2014
Revenues	Ps.	4,733	Ps.	2,588	Ps.	1,447
Cost	(4,198)		(2,819)		(2,250)
Gross Loss	Ps.	535	Ps.	(231)	Ps.	(803)
Selling expenses	(114)		(87)		(56)
Administrative expenses	(166)		(531)		(465)
Subtotal	Ps.	255	Ps.	(849)	Ps.	(1,324)
Financial results, net	(1,522)		(1,363)		(841)
Other income, net			—		5
Net Loss Before Tax Expenses	Ps.	(1,267)	Ps.	(2,212)	Ps.	(2,160)
Income Tax Expense	—		—		—
Net Income	Ps.	(1,267)	(2,212)		(2,160)

l) New authoritative pronouncements

During 2014, 2015 and 2016, the FASB has issued Accounting Standards Updates. Those updates applicable for the Group are mentioned below:

ASU No. 2014-09

In May 2014, the FASB issued the Accounting Standard Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts).

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

ASU No. 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU No. 2015-02

During February 2015, the FASB issued the Accounting Standards Update No. 2015-02 “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. The amendments affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments:

I.                Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities.

II.           Eliminate the presumption that a general partner should consolidate a limited partnership.

III.      Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.

The impact of this Update do not have any significant effect in the US GAAP disclosures and financial information.

ASU No. 2015-15

This Accounting Standards Update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements.

The impact of this Update do not have any significant effect in the US GAAP disclosures and financial information.

ASU No. 2015-16

During September 2015, the FASB issued the Accounting Standards Update No. 2015-16 “Simplifying the Accounting for Measurement-Period Adjustments (Business Combination-Topic 805)”. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

The impact of this Update do not have any significant effect in the present US GAAP financial statements.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

ASU No. 2016-01

On January 2015, the FASB issued the Accounting Standard Update No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities (Financial Instruments—Overall Subtopic 825-10)”.

The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows:

1.              Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

2.              Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

3.              Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities.

4.              Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

5.              Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

6.              Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

7.              Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

8.              Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2016-05

On March 2016, the FASB issued the Accounting Standard Update No. 2016-05 “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (Derivatives and Hedging Topic 815)”. The amendments in this Update clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be met.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2016-06

On March 2016, the FASB issued the Accounting Standard Update No. 2016-06 “Contingent Put and Call Options in Debt Instruments (Derivatives and Hedging Topic 815)”. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2016-07

On March 2016, the FASB issued the Accounting Standard Update No. 2016-07 “Simplifying the Transition to the Equity Method of Accounting (Investments—Equity Method and Joint Ventures Topic 323)”. The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by- step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required.

The amendments in this Update require that an entity that has an available-for- sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2016-13

On June 2016, the FASB issued the Accounting Standard Update No. 2016-13 “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments”. The amendments affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this Update affect an entity to varying degrees depending on the credit quality of the assets held by the entity, their duration, and how the

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

entity applies current GAAP. There is diversity in practice in applying the incurred loss methodology, which means that before transition some entities may be more aligned, under current GAAP, than others to the new measure of expected credit losses.

The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period.

The allowance for credit losses for purchased financial assets with a more-than insignificant amount of credit deterioration since origination (PCD assets) that are measured at amortized cost basis is determined in a similar manner to other financial assets measured at amortized cost basis; however, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense. Only subsequent changes in the allowance for credit losses are recorded as a credit loss expense for these assets. Interest income for PCD assets should be recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2016-15

On August 2016, the FASB issued the Accounting Standard Update No. 2016-15 “Statement of Cash Flow — Classification of Certain Cash Receipt and Cash Prepayment”. The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments in this Update provide guidance on the following eight specific cash flow issues: i) Debt prepayment or debt extinguishment co sts, ii) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, iii) Contingent Consideration Payments Made after a Business Combination, iv) Proceeds from the Settlement of Insurance Claims, v) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, vi) Distributions Received from Equity Method Investees, vii) Beneficial Interests in Securitization Transactions and viii) Separately Identifiable Cash Flows and Application of the Predominance Principle .

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2016-18

On Novemeber 2016, the FASB issued the Accounting Standard Update No. 2016-18 “Statement of Cash Flow — Restricted Cash”. The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents.

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2017-01

On January 2017, the FASB issued the Accounting Standard Update No. 2017-01 “Business Combinations — Clarifying the definition of a Business”. The amendments in this Update affect all reporting entities that must determine whether they have acquired or sold a business. The amendments in this Update provide a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. The framework includes two sets of criteria to consider that depend on whether a set has outputs. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the Board has developed more stringent criteria for sets without outputs.

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.