Form 20-F
period 2017-12-31
Grupo Supervielle S.A.
filed 2018-04-27
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

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

*Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was:

Title of class	Number of shares outstanding
Class B ordinary shares, nominal value Ps.1.00 per share	329,984,134
Class A ordinary shares, nominal value Ps.1.00 per share	126,738,188

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

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

Large accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging Growth Company ☐

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

☐ Item 17   ☒ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CERTAIN DEFINED TERMS AND CONVENTIONS

In this annual report, we use the terms “we,” “us,” “our” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Tarjeta” mean Tarjeta Automática S.A. References to “Cordial Microfinanzas” mean Cordial Microfinanzas S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Adval” mean Adval S.A. References to “Sofital” mean Sofital S.A.F.e I.I. References to “CCF” mean Cordial Compañía Financiera S.A. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial Servicios S.A. References to “Viñas del Monte” mean Viñas del Monte S.A.

References to “Class B shares” refer to shares of our Class B common stock, all with a par value of Ps.1.00 per share and references to “ADSs” are to American depositary shares, each representing five Class B shares, except where the context requires otherwise.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refers to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities regulator. “U.S. GAAP” refers to generally accepted accounting principles in the United States of America (“United States” or “U.S.”), “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Argentine Banking GAAP” refers to the accounting rules of the Central Bank. The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth, the term “CPI” refers to the consumer price index and the term “WPI” refers to the wholesale price index. The term “customers” refers to individuals or entities that have at least one of our products without any requirement of customer activity during any time period. The term “active customer” refers to customers that had activity in the previous 90 days. Unless the context otherwise requires, the term “financial institutions” refers to institutions regulated by the Central Bank. The term “Argentine banks” refers to banks that operate in Argentina. The term “Argentine private banks” refers to banks that are not controlled or owned by the Argentine federal government or any Argentine provincial, municipality or city government. The term “private domestically-owned banks” refers to private banks that are controlled by Argentine shareholders. For information up to December 31, 2017, the term “small businesses” refers to individuals and businesses with annual sales of up to Ps.40.0 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.40.0 million and below Ps.200.0 million, the term “middle-market companies” refers to companies with annual sales over Ps.200.0 million and below Ps.1.0 billion and the term “large corporates” refers to companies with annual sales over Ps.1.0 billion. For information since January 1, 2018, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.70.0 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.70.0 million and below Ps.550.0 million, the term “middle-market companies” refers to companies with annual sales over Ps.550.0 million and below Ps.2.0 billion amd the term “large corporates” refers to companies with annual sales over Ps.2.0 billion. The term “ROAE” refers to return on average shareholders’ equity. ROAE is frequently used by financial institutions as a benchmark to measure profitability compared to peers but not as a benchmark to determine returns for investors, which is affected by multiple factors that ROAE does not consider.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records in Pesos and prepare our consolidated financial statements in Argentina in conformity with Argentine Banking GAAP, as these are the rules and regulations applied by the Bank, our main subsidiary. Argentine Banking GAAP differs in certain significant respects from U.S. GAAP and from Argentine GAAP. Our consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017, 2016 and 2015 have been audited, as stated in the report appearing herein, and are included in this annual report and referred to as our “audited consolidated financial statements.”  Note 35 to our audited consolidated financial statements provides a description of the principal differences between Argentine

i

Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015. Unless otherwise indicated, all financial information of our company included in this annual report is stated on a consolidated basis under Argentine Banking GAAP.  Our audited consolidated financial statements as of December 31, 2017 have been approved by our ordinary and extraordinary shareholders’ meeting held on April 24, 2018.

Currencies and Rounding

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina.

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2017 was Ps.18.7742 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 29, 2017. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of Pesos into U.S. dollars.

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

The selected consolidated financial data as of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 has been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 have been audited by Price Waterhouse & Co. S.R.L., member firm of the PricewaterhouseCoopers network, independent accountants, whose audit report is included elsewhere in this annual report.

We maintain our financial books and records in Pesos and prepare and publish our audited consolidated financial statements in Argentina in conformity with Argentine Banking GAAP as these are the rules and regulations applied by the Bank, our main subsidiary, which differ in certain significant respects from U.S. GAAP, and from Argentine GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for preparing financial statements of the entities under its supervision with the temporary exception of paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (IFRS as issued by the IASB as adopted by the Central Bank). Note 33 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and IFRS, as they relate to us, and a reconciliation to IFRS of shareholders’ equity as of December 31, 2017 and January 1, 2017 and of net income for the year ended December 31, 2017.

Solely for convenience, Peso amounts as of and for the year ended December 31, 2017 have been translated into U.S. dollars. The rate used to translate such amounts as of December 31, 2017 was Ps.18.7742 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 29, 2017. U.S. dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

	Grupo Supervielle S.A.
	Year ended December 31,
	2017		2017		2016		2015		2014		2013
	(in thousands of Pesos or U.S. dollars, as indicated)
Consolidated Income Statement Data
Argentine Banking GAAP:
Financial income(1)	U.S.$	825,317	Ps.	15,494,671	Ps.	10,794,579	Ps.	6,741,744	Ps.	4,751,352	Ps.	3,045,380
Financial expenses(2)	(329,936)		(6,194,288)		(4,866,525)		(3,386,050)		(2,464,526)		(1,303,916)
Gross financial margin	495,381		9,300,383		5,928,054		3,355,694		2,286,826		1,741,464
Loan loss provisions	(96,951)		(1,820,169)		(1,057,637)		(543,844)		(356,509)		(350,535)
Services fee income	264,899		4,973,272		3,527,516		2,835,708		2,162,820		1,765,659
Services fee expenses	(79,676)		(1,495,848)		(1,080,660)		(778,492)		(610,341)		(421,587)
Income from insurance activities	25,517		479,061		606,143		175,947		8,513		—
Administrative expenses	(446,923)		(8,390,622)		(6,060,281)		(4,261,402)		(3,013,842)		(2,287,201)
Income from financial transactions	162,248		3,046,077		1,863,135		783,611		477,467		447,800
Miscellaneous income	29,074		545,842		429,884		367,165		190,005		129,245
Miscellaneous losses	(20,053)		(376,480)		(458,946)		(213,427)		(91,761)		(95,734)
Non-controlling interests result	(314)		(5,897)		(22,166)		(16,079)		(13,707)		(10,556)
Income before income tax	170,955		3,209,542		1,811,907		921,270		562,004		470,755
Income tax	(41,146)		(772,483)		(500,603)		(247,161)		(199,084)		(97,765)
Net income for the fiscal period	129,809		2,437,059		1,311,304		674,109		362,920		372,990
U.S. GAAP:
Net income	88,812		1,697,481		1,025,868		676,076		301,514		398,815

	Grupo Supervielle S.A.
	As of December 31,
	2017		2017		2016		2015		2014		2013
	(in thousands of Pesos or U.S. dollars, as indicated)
Consolidated Balance Sheet Data
Argentine Banking GAAP:
Assets
Cash and due from banks	U.S.$	592,807	Ps.	11,129,475	Ps.	8,166,132	Ps.	6,808,591	Ps.	3,649,084	Ps.	2,662,592
Government and corporate securities	817,400		15,346,036		2,360,044		931,881		1,008,080		483,990
Loans:	2,927,122		54,954,373		34,896,509		20,148,261		14,596,580		11,292,289
to the non-financial public sector	1,737		32,607		4,306		8,778		12,666		15,699
to the financial sector	22,337		419,366		473,414		181,734		3,514		36,029
To the non-financial private sector and foreign residents:
Overdrafts	192,650		3,616,843		3,110,097		1,634,870		993,284		679,085
Promissory Notes(3)	825,316		15,494,647		9,426,568		5,984,777		5,583,705		4,472,631
Mortgage loans	82,548		1,549,765		78,057		50,032		69,554		83,660
Automobile and other secured loans	16,710		313,724		65,076		104,469		168,603		225,901
Personal loans	789,283		14,818,163		9,916,776		6,018,601		3,631,840		2,970,622
Credit card loans	424,308		7,966,037		6,678,578		5,677,922		3,688,328		2,410,111
Other	623,635		11,708,248		5,595,356		953,574		793,192		684,219
Accrued Interest, adjustments and exchange rate differences receivable	74,450		1,397,740		773,961		428,600		357,844		257,689
Documented interest	(44,161)		(829,086)		(324,795)		(277,488)		(287,605)		(200,345)
Other unapplied charges	(4)		(83)		(1,738)		(295)		(1,322)		(1,012)
Allowances	(81,686)		(1,533,598)		(899,147)		(617,313)		(417,023)		(342,000)
Other receivables from financial transactions	349,490		6,561,396		3,772,736		2,461,813		2,263,612		1,742,721

	Grupo Supervielle S.A.
	As of December 31,
	2017		2017		2016		2015		2014		2013
	(in thousands of Pesos or U.S. dollars, as indicated)
Receivables from financial leases	134,184		2,519,201		1,527,855		1,074,977		583,846		511,880
Other assets	184,338		3,460,797		2,482,766		1,620,294		1,139,992		724,659
Total assets	5,005,341		93,971,278		53,206,042		33,045,817		23,241,194		17,418,131
Average Assets(4)	3,707,170		69,599,142		41,467,412		26,961,165		20,066,019		14,645,841
Liabilities and shareholders’ equity
Deposits:	U.S.$	3,008,758	Ps.	56,487,027	Ps.	35,897,864	Ps.	23,716,577	Ps.	16,892,730	Ps.	12,819,178
Non-financial public sector	328,731		6,171,661		2,587,253		1,182,559		1,441,506		1,018,547
Financial sector	836		15,702		9,326		250,981		150,817		100,973
Non-financial private sector and foreign residents	2,679,191		50,299,664		33,301,285		22,283,037		15,300,407		11,699,658
Checking accounts	302,532		5,679,805		4,361,405		3,042,376		2,622,055		2,034,593
Savings accounts	1,575,513		29,578,994		13,205,937		7,753,696		5,352,593		3,640,102
Time deposits	693,233		13,014,886		11,677,322		10,034,025		6,651,006		5,426,409
Investment accounts	13,582		255,000		375,000		664,900		75,750		144,100
Other	94,330		1,770,979		3,681,621		788,040		599,003		454,454
Other liabilities from financial transactions and other miscellaneous liabilities	1,189,289		22,327,956		10,273,230		6,884,700		4,586,728		3,204,585
Non-controlling interests	612		11,497		103,397		70,830		54,750		41,960
Total liabilities	4,198,660		78,826,480		46,274,491		30,672,107		21,534,208		16,065,723
Average Liabilities(4)	3,196,853		60,018,357		36,480,913		24,866,415		18,464,430		14,433,187
Shareholders’ equity	806,681		15,144,798		6,931,551		2,373,710		1,706,986		1,352,408
Total liabilities and shareholders’ equity	5,005,341		93,971,278		53,206,042		33,045,817		23,241,194		17,418,131
Average shareholders’ equity(4)	510,317		9,580,785		4,986,499		2,094,750		1,601,589		1,212,654
U.S. GAAP:
Total assets	5,086,829		95,501,145		54,513,168		35,122,426		26,166,663		19,531,312
Total liabilities	4,346,180		81,596,047		48,014,492		32,858,882		24,626,175		18,247,809
Total shareholders’ equity	740,649		13,905,098		6,498,676		2,263,544		1,540,488		1,283,503

(1)         Includes gains related to non-deliverable forward (“NDF”) hedging transactions, which totaled Ps.0 million, Ps.0 million, Ps.228.2 million, Ps.0, and Ps.86.9 million, as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(2)         Includes expenses related to NDF hedging transactions, which totaled Ps.71.3 million, Ps. 39.0 million, Ps.0, Ps.96.2 million, and Ps.0, as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(3)         Consists of unsecured checks and accounts receivable deriving from factoring transactions, and unsecured corporate loans which totaled Ps.5,238.4 million, Ps.3,102.8 million, Ps.2,399.3 million, Ps.1,547.5 million and Ps.979.9 million as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(4)         Calculated on a daily basis.

	Grupo Supervielle S.A.
	Year ended December 31,
	2017	2016	2015	2014	2013
Selected Consolidated Ratios:
Argentine Banking GAAP:

Net interest margin(1)	19.1%	20.6%	18.1%	17.4%	16.4%
Net financial margin(2)	17.8%	19.2%	16.4%	15.1%	15.8%
Net fee income ratio(3)	29.8%	34.0%	40.0%	40.6%	43.6%
Efficiency ratio(4)	63.3%	67.5%	76.2%	78.3%	74.1%
Fee income as a percentage of administrative expense	47.2%	50.4%	52.4%	51.8%	58.8%
Return on average equity(5)	25.4%	26.3%	32.2%	22.7%	30.8%
Return on average assets(6)	3.5%	3.2%	2.5%	1.8%	2.5%
Cost/Assets	12.1%	14.6%	15.8%	15.0%	15.6%
Basic earnings per share (in Pesos)(7)	6.20	4.10	4.42	2.92	3.00
Diluted earnings per share (in Pesos)	6.20	4.10	4.42	2.92	3.00
Basic earnings per share (in U.S.$)	0.33	0.26	0.34	0.34	0.46
Diluted earnings per share (in U.S.$)	0.33	0.26	0.34	0.34	0.46

Liquidity
Loans as a percentage of total deposits(8)	104.5%	104.0%	92.2%	92.4%	94.8%
Loans as a percentage of total assets(8)	62.8%	70.2%	66.1%	67.1%	69.8%
Liquid assets as a percentage of total deposits(9)	45.9%	27.0%	32.6%	26.5%	24.5%
LCR Pro forma(14)	113.9%	128.0%	113.1%	71.0%	N/A

Capital
Total equity as a percentage of total assets	16.1%	13.0%	7.2%	7.3%	7.8%
Average equity as a percentage of average assets	13.8%	12.0%	7.8%	8.0%	8.3%
Total liabilities as a multiple of total shareholders’ equity	5.2	6.7	12.9	12.6	11.9
Tangible equity ratio(10)	15.8%	12.6%	6.5%	6.5%	6.7%
Regulatory capital/ Risk weighted assets(11)	13.9%	12.5%	8.7%	8.9%	9.0%
Regulatory capital/ Risk weighted assets Pro forma	19.6%	13.8%	8.7%	8.9%	9.0%
Risk weighted assets/total assets	80.1%	92.4%	103.8%	113.3%	113.3%
Tier 1 Capital / Risk weighted assets(12)	12.6%	10.9%	6.7%	6.9%	6.7%
Tier 1 Pro forma(13)	18.4%	12.3%	6.7%	6.9%	6.7%

Asset Quality
Non-performing loans as a percentage of total loans(15)	2.8%	2.8%	3.2%	3.0%	3.0%
Allowances as a percentage of total loans	2.6%	2.4%	2.9%	2.7%	2.9%
Cost of risk(16)	4.2%	4.0%	3.1%	2.9%	3.8%
Allowances as a percentage of non-performing loans(15)	91.8%	87.1%	89.7%	88.9%	94.0%

Other Data
Dividends paid to the common shares (Ps. million)(17)	243.7	65.5	19.2	2.7	4.5
Dividends paid to the preferred shares (Ps. million)	—	—	6.0	4.7	3.9
Dividends per common share (Ps.)	0.5	0.2	0.1	0.0	0.0
Dividends per preferred share (Ps.)(18)	—	—	1.9	2.9	2.4
Employees	5,320	4,982	4,843	4,579	4,570
Branches and sales points(19)	326	320	325	322	353
ATMs and self-service terminals(19)	704	661	649	632	588

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

(7)              Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were Ps.392.8 million for the year ended December 31, 2017, Ps.319.8 million for the year ended December 31, 2016, Ps.151.8 million for the year ended

December 31, 2015, Ps.122.9 million for the year ended December 31, 2014 and Ps.122.9 million for the year ended December 31, 2013. In January 2016, the stock of preferred shares was converted to Class B shares.

(8)              Loans include loans and receivables from financial leases.

(9)              Liquid assets include cash, securities issued by the Central Bank (Las Letras del Banco Central (LEBAC) and NOBACs) and other government securities.

(10)       (Total equity - Intangible assets)/(Total assets - Intangible assets). Intangible assets as of December 31, 2017, 2016, 2015, 2014 and 2013 amounted to Ps.324.5 million, Ps.285.5 million, Ps.252.0 million, Ps.216.0 million and Ps.197.0 million, respectively.

(11)       Regulatory capital divided by risk weighted assets taking into account operational and market risk since 2013. This ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level.

(12)       Tier 1 capital divided by risk weighted assets taking into account credit risk, operational and market risk since 2013.

(13)       As of December 31, 2017 and December 31, 2016, Tier 1 Pro Forma includes Ps.4.3 billion and Ps.805.0 million, respectively, from the IPO proceeds retained at the Grupo Supervielle level, which are available for further capital injections in its subsidiaries.

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

(16)       Loan Loss Provisions divided by Average Loans.

(17)       Dividend in relation with the result of each year, declared and paid in the following year.

(18)       In January 2016, all shares of preferred stock were converted to Class B shares. No dividends on the preferred shares were paid in 2017 or 2016.

(19)       As of the date of this annual report, we have 340 branches and aales points and 714 ATMs and self-service terminals.

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

The Public Emergency Law, which ceased to be in effect on December 31, 2017, granted the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. The state of emergency on social matters was further extended until December 31, 2019. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Peso has been allowed to float freely against other currencies since February 2002, although the Central Bank has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

From 2011 to 2015, the Argentine government increased controls on exchange rates and the transfer of funds into and out of Argentina. With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private companies and individuals (such as requiring an authorization of AFIP to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most foreign exchange restrictions were lifted in December 2015, May 2016 and August 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or the need to obtain prior approval. As a result, since December 2015 the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased.

After several years of moderate variations in the nominal exchange rate, in 2012 the Peso lost approximately 14.0% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Peso with respect to the U.S. dollar that exceeded 30.0%, including a loss of approximately 24.0% in January 2014. In 2015, the Peso lost approximately 52.0% of its value with respect to the U.S. dollar, including a 10.0% devaluation from January 1, 2015 to September 30, 2015 and a 38.0% devaluation during the last quarter of the year 2015, mainly concentrated after December 16, 2015. In 2016 and 2017, the Peso lost approximately 21.9% and 18.4% of its value against the U.S. dollar, respectively. In the first two months of 2018, the Peso lost approximately 7.1% of its value against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)(3)
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
2017	18.8300	15.1742	16.5665	18.7742
October 2017	17.6775	17.3217	17.4528	17.6713
November 2017	17.6700	17.3307	17.4925	17.3845
December 2017	18.8300	17.2600	17.7001	18.7742
2018
January 2018	19.6500	18.4100	19.0200	19.6500
February 2018	20.1600	19.4700	19.8409	20.1150
March 2018	20.3875	20.1433	20.2378	20.1433
April 2018 (through April 25, 2018)	20.2595	20.1450	20.1955	20.2595

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange controls; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. After recovering significantly from the 2001-2002 crisis, the pace of growth of Argentina’s economy diminished, suggesting uncertainty as to whether the growth experienced between 2003 and 2011 was sustainable. Economic growth was initially fueled by a significant devaluation of the Peso, the availability of excess production capacity resulting from a long period of deep recession and high commodity prices. In spite of the growth following the 2001-2002 crisis, the economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by inflationary pressures, devaluation of the Peso and a drop in consumer and investor confidence. Real GDP growth recovered in 2010 and 2011, with GDP increasing to 9.5% and 8.4%, respectively. However, GDP growth slowed to 0.8% in 2012 and then grew by 2.3% in 2013. According to the revised calculation of the 2004 GDP published by INDEC on June 24, 2016, GDP increased 8.9% in 2005, 8.0% in 2006, 9.0% in 2007, 4.1% in 2008 and decreased 5.9% in 2009. In 2010 and 2011, GDP grew 10.1% and 6.0%, respectively and decreased 1.0% in 2012. GDP grew 2.4% in 2013, contracted 2.5% in 2014, grew 2.6% in 2015 and decreased 2.2% in 2016. However, during 2017, Argentina’s real GDP increased by 2.9% compared to 2016, according to the information published by INDEC on March 21, 2018.

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its ongoing litigation with holdout creditors. In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls, most of which were eased by the Macri Administration. See “—The implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and, as a result, our business.”

Since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces including inflation, GDP and unemployment data. Reports published by the International Monetary Fund (“IMF”) state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. In February 2014, the INDEC released a new inflation index, known as National Urban Consumer Price Index (Indice de Precios al Consumidor Nacional Urbano) that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained in 2015. On January 2016, based on its determination that INDEC had failed to produce reliable statistical information, the Macri administration declared a state of administrative emergency for the national statistical system and INDEC until December 31, 2016, which was not renewed. As consequence of the declaration of emergency, the INDEC ceased publishing certain statistical data until June 16, 2016, when it resumed publishing inflation rates, and began to release revised data, including GDP, poverty, foreign trade and balance of payments statistics, among others. See “—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

After recovering significantly from the 2001-2002 crisis, the pace of growth of Argentina’s economy diminished, suggesting uncertainty as to whether the growth experienced between 2003 and 2011 was sustainable. Economic growth was initially fueled by a significant devaluation of the Peso, the availability of excess production capacity resulting from a long period of deep recession and high commodity prices. In spite of the growth following the

2001-2002 crisis, the economy suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by inflationary pressures, devaluation of the Peso and a drop in consumer and investor confidence.

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its ongoing litigation with holdout creditors. In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls. However, as of the issuance of Communication “A” 6037 by the Central Bank, which became effective on August 9, 2016, the government eliminated the monthly caps to the acquisition of foreign currency for non-specific purposes (Atesoramiento). During 2014, 2015, 2016 and 2017 the government imposed price controls on certain goods and services to control inflation. These price controls will remain in effect until April 2018, but as of the date of this annual report, there is uncertainty regarding what other specific actions will be taken to control inflation.

Presidential and Congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has implemented several significant economic and policy reforms, including those related to foreign exchange, the INDEC, financial policy, foreign currency-denominated bonds, foreign trade reforms, amendment to the Capital Markets Law, Tax Amnesty Law, correction of monetary imbalances, retiree program, fiscal policy, national electricity state of emergency and reforms, tariff increases and increase in minimum income.

Congressional elections were held in October 22, 2017 and President Macri’s governing coalition obtained the largest share of votes at the national level. However, even when the number of coalition members in Congress increased (holding in the aggregate 107 of a total of 257 seats in the House of Representatives and 24 of a total of 72 seats in the Senate), it still lacks a majority in either chamber of the Argentine Congress and, as a result, some or all of the Macri administration’s reforms aimed at improving the economy and investment environment (including the reduction of the fiscal deficit, reduction of the inflation rate and fiscal and labor reforms, among others) may not be implemented, which could adversely affect the continued improvement of the economy and investment environment. Any lack of ability of the Macri administration to adequately implement its measures as a consequence of the lack of sufficient political support could adversely affect the economy and the financial situation of Argentina, and, in turn our business, our financial and patrimonial situation and our results of operations. Argentina’s economy has undergone a significant slowdown, and any further decline in Argentina’s rate of economic growth could adversely affect our business, financial condition and results of operations. On the other hand, on November 16, 2017, the Argentine government, the governors of the majority of the Argentine provinces, including the Province of Buenos Aires, and the Head of Government of the City of Buenos Aires entered into an agreement pursuant to which guidelines were established in order to harmonize the tax structures of the different provinces and the City of Buenos Aires. Among other commitments, the provinces and the City of Buenos Aires agreed to gradually reduce the tax rates applicable to stamp tax and turnover tax within a five-year period, and withdraw their judicial claims against the Argentine government in connection with the federal co-participation regime. In exchange for this, the Argentine government, among other commitments, agreed to (i) compensate the provinces and the City of Buenos Aires (provided they enter into the agreement) for the effective reduction of its resources in 2018, resulting from the proposed elimination of section 104 of the Income Tax Law, quarterly updating such compensation in the following years, and (ii) issue a 11-year bond whose funds generate services for Ps.5,000 million in 2018 and Ps.12,000 every year starting from 2019, to be distributed among all the provinces, with the exception of the Province of Buenos Aires and the City of Buenos Aires, according to the effective distribution coefficients resulting from the federal co-participation regime. The provincial governments which took part in this agreement have committed to file, within the next 30 days after the execution of the agreement, the necessary draft bills for its implementation and authorize their respective executive branches to ensure its fulfilment. This agreement is effective in those provinces where their respective legislative branches have passed it. On December 22, the Argentine Congress passed the projects on fiscal consensus and fiscal liability (“Consenso Fiscal” and “Ley de Responsabilidad Fiscal”, respectively), with some amendments.

On November 13, 2017, the Argentine government submitted a draft bill to Congress concerning a series of amendments to the Capital Markets Law, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law, among others. Furthermore, the bill provides for the amendment of certain tax provisions, regulations relating to derivatives and the promotion of a financial inclusion program. As of the date of this annual report the draft bill is under consideration by the Argentine Congress and has not yet been approved.

On December 27, 2017, the Argentine Congress approved a tax reform that came into force on December 29, 2017 as Law No. 27,430 (the “Tax Reform Law”). The reform is intended to eliminate certain of the existing complexities and inefficiencies of the Argentine tax regime, diminish tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining its medium and long term efforts aimed at restoring fiscal balance. The reform is part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit) as well as employment, and diminish poverty on a sustainable basis. The main aspects of the Tax Reform Law include: (i) interest and capital gains realized by individuals that are Argentine tax residents on sales of real estate (subject to certain exceptions, including a primary residence exemption) acquired after the enactment of the bill will be subject to tax at the rate of 15%, calculated on the acquisition cost adjusted for inflation; (ii) income obtained from currently exempt bank deposits and sales of securities (including government securities) by individuals that are Argentine tax residents will be subject to tax at the rate of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; income obtained from the sales of shares made on a stock exchange will remain exempt, subject to compliance with certain requirements; (iii) corporate income tax will initially decline to 30% in 2019 and 2020 and to 25% starting in 2021 and withholding taxes will be assessed on certain dividends or distributed profits bringing the total effective tax rate on corporate profits to 35%; (iv) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; (v) the percentage of tax debits and credits that can be credited towards income tax will be gradually increased over a five year period, from the current 17% for credits to 100% for credits and debits; and (vi) holders of notes issued by the federal government, the provinces and municipalities of Argentina and the City of Buenos Aires that are not Argentine tax residents will be exempt from Argentine income taxes on interest and capital gains to the extent such beneficiaries do not reside in or channel their funds through non-cooperating jurisdictions. The non-cooperating jurisdictions list will be prepared and published by the executive branch. Short-term notes issued by the Central Bank (LEBACs) are outside the scope of these exemptions applicable to non-Argentine residents. The aforementioned amendments have been in force since January 1, 2018.

On January 10, 2018, the Macri administration issued Emergency Decree No. 27/2018 aimed at simplifying, expediting and promoting efficiency in the procedures within administrative entities and agencies, avoiding any unnecessary bureaucracy and expenses. The decree modifies and simplifies regulatory frameworks related to companies, transportation, trademark and patent procedures, transportation, digital signature, access to credit and work promotion.

As of the date of this annual report, the impact that these measures have had and any future measures taken by the Macri administration will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy will be positive for our business by stimulating economic activity but it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm our business.

Inflation, any decline in GDP and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced demand for our services and adversely affect our business, financial condition and results of operations.

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

The Argentine government declared a state of administrative emergency of the national statistical system and the INDEC —the official agency in charge of the system- until December 31, 2016 through Decree No. 55/2016, which was not renewed. During the implementation of rearrangement measures of its technical and administrative structure, the INDEC used official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires. Despite the INDEC reforms, there is uncertainty as to (i) whether the official data will be sufficiently corrected, (ii) in what timeframe such data will be corrected and (iii) what effects these reforms will have on the Argentine economy. The Macri administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. According to the available public information based on data from the City of Buenos Aires, CPI grew 26.6% in 2013, 38.0% in 2014, 26.9% in 2015, 41.0% in 2016 and 26.1% in 2017, while according to the data of the Province of San Luis, CPI grew 31.9% in 2013, 39.0% in 2014, 31.6% in 2015, 31.4% in 2016 and 24.3% in 2017.

On June 15, 2016, the INDEC resumed publishing inflation rates -which was previously suspended due to the state of administrative emergency on the national statistical system. The INDEC reported an increase of 4.2% in CPI for May 2016, while the CPI measured by the Argentine Congress reported an increase of 3.5%. Additionally, the INDEC published revised GDP data for the years 2005 through 2015, registering differences of up to 20 points between the original information reported by the prior administration and the revised information.

According to CPI figures of the INDEC, inflation was 16.9% between May and December 2016. The INDEC reported a cumulative variation of the CPI of 24.8% for 2017, while the CPI measured by the Argentine Congress registered an increase of 24.6%. The CPI variation was of 1.8%, 2.4% and 2.3% for the months of January, February and March 2018, respectively, compared to the previous month.

Also, on September 26, 2016, the Central Bank presented the inflation targeting regime, a system that seeks to offer a predictable and stable unit of value for inflation. In accordance with the data published by the Central Bank, the original year-on-year inflation targets were 12% to 17% for 2017; from 8% to 12% by 2018; and from 3.5% to 6.5% by 2019. However, on December 27, 2017, the Central Bank updated its inflation target regime by adopting the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

A high inflation rate also affects Argentina’s competitiveness abroad, real salaries, employment, consumption and interest rates. A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect our financial position, results of operations and business. The Argentine government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have impacted prices creating additional inflationary pressures.

The Macri administration has announced its intention to reduce the primary fiscal deficit as a percentage of GDP and to reduce the government’s dependence on financing from the Central Bank. If structural inflationary imbalances cannot be addressed and current levels of inflation persist, it could adversely affect the Argentine economy and financial situation.

Inflation rates could escalate in the future. There is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

If the high levels of inflation continue, the Argentine economy may be considered hyperinflationary for purposes of IAS 29, which could have an impact on our audited consolidated financial statements and other financial information, and we may need to adjust or restate our audited consolidated financial statements and other information.

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision. We are in a convergence process towards such standards, which will be mandatory as from fiscal year starting on January 1, 2018. International Accounting Standard 29 (IAS 29), which is applicable to IFRS, but not to Argentine Banking GAAP, requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation.  However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the prior three years, along with the presence of several other macroeconomic-related qualitative factors. Despite the high inflation rates in Argentina in recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29, and based solely on such internal review we do not currently believe that Argentina qualifies as a hyperinflationary economy for any of the years included in this annual report. We reassess inflation data periodically to determine whether this belief continues to be applicable. However, certain macroeconomic indicators have experienced a significant annual variation, a fact that must be considered when evaluating and interpreting our results of operations and financial condition as reflected in our audited consolidated financial statements included in this annual report.

Although we do not believe the current rate of inflation rises to the level required for Argentina to be considered a hyperinflationary economy under IAS 29, if inflation rates continue to escalate in the future, the Peso may qualify as a currency of a hyperinflationary economy, in which case our audited Consolidated Financial Statements and other financial information as from the IFRS transition date (as defined below), may need to be adjusted or restated by applying a general price index and expressed in the measuring unit (i.e., the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact that this would have on our results of operations and financial condition.

The Argentine government’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, which may negatively impact our financial condition or cash flows.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, the Argentine government settled U.S.$4.2 billion outstanding principal amount of untendered debt.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly. As of September 30, 2017, the amount of the Argentine government’s non-restructured debt was of approximately U.S.$107.1 million based on the most recent publicly available data.

Although the vacating of the pari passu injunctions removed a material obstacle to access to capital markets by the Argentine government, as evidenced by successful bond issuances in April 2016 and January 2017, future transactions may be affected as litigation with holdout bondholders continues, which in turn could affect the Argentine government’s ability to implement certain expected reforms and foster economic growth, which may have a direct impact on our ability to access international credit markets, thus affecting our ability to finance our operations and growth.

Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition.

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. Since January 2002, the Peso has fluctuated significantly in value. The devaluation of the Peso in real terms in 2002 had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Peso depreciates significantly in real terms, all of the negative effects on the Argentine economy related to such devaluation could also have adverse consequences for our business. A substantial increase in the value of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. After several years of moderate variations in the nominal exchange rate, in 2012 the Peso lost approximately 14.4% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Peso with respect to the U.S. dollar that exceeded 32.5% in 2013 and 31.2% in 2014, including a loss of approximately 24.0% in January 2014. In 2015, the Peso lost approximately 52.0% of its value with respect to the U.S. dollar from January 1, 2015 to September 30, 2015 a 38.0% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015. In 2016 and 2017, the Peso lost approximately 21.9% and 18.4% of its value against the U.S. dollar, respectively. In the first three months of 2018, the Peso lost approximately 7.3% of its value against the U.S. dollar.

In addition, the administration of former President Cristina Fernández de Kirchner adopted numerous measures to control directly or indirectly foreign trade and the foreign exchange market. From 2011 until President Macri assumed office, the Argentine government adopted increasingly stringent exchange controls, most of which have been eliminated by the Macri administration.

Any foreign exchange regulations to be issued and any modification resulting therefrom of the exchange rate between the Peso and the U.S. dollar may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, accordingly, we cannot predict the impact of these changes on our financial condition and results of operations.

During its financial crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. During this crisis, the Argentine government adopted several measures to curb social unrest, including the devaluation of the Peso and a forced restructuring of financial liabilities with the banking system. Future policies of the Argentine government may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new foreign exchange controls, changes in taxation and/or export duties and changes in laws and policies affecting foreign trade and investment. The implementation of any such future policies or significant protests resulting therefrom could destabilize the country and adversely and materially affect the Argentine economy and, in turn, our business, financial condition and results of operations.

The implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and, as a result, our business.

In 2001 and 2002, following a run on the financial system triggered by the public’s lack of confidence in the continuity of the convertibility regime that resulted in massive capital outflows, the Argentine government imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2005 the federal government issued a decree that established new controls on capital inflows, which resulted in a decrease in the availability of international credit for Argentine companies, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30.0% of the funds must be deposited into an account with a local financial institution as a U.S. dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

In addition, from 2011 until President Macri assumed office, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by Argentine authorities or the Central Bank, the measures taken by the previous administration significantly curtailed access to the foreign exchange market (Mercado Libre de Cambios or “MLC”) by individuals and private sector entities. In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate. For more information on foreign exchange restrictions see “Exchange Controls.”

Notwithstanding the measures recently adopted by the Macri administration eliminating a significant portion of the foreign exchange restrictions that developed under the Kirchner administration, in the future the Argentine government or the Central Bank could reintroduce exchange controls and impose restrictions on capital transfers, such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations and our ability to make payments under the Notes.

The Argentine economy may be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth, and consequently, could adversely affect our business, financial condition and results of operations.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, which is currently undergoing a recession, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2017, there were increases in exports of 13.7% to Chile, 0.2% to MERCOSUR (Brazil, Paraguay, Uruguay and Venezuela), 1.2% to NAFTA countries (United States, Canada and Mexico), while there was a decline of 1.6% in exports to China, each as compared to the same period in 2016. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. In addition, a slowdown in economic activity in Argentina would substantially affect our business.

Since 2015, the Brazilian economy, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis, including the impeachment of Brazil’s president, which resulted in the Senate of Brazil removing Ms. Dilma Rousseff from office for the rest of her term on August 31, 2016.  Mr. Michel Temer, who previously held office as vice president of Brazil, subsequently took office until the end of the presidential period. Nevertheless in 2017, the Brazilian economy recorded an estimated growth of 1.1% after two years of recession. A further deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand for Brazilian imports. While the impact of Brazil’s downturn on Argentina or our operations cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have further negative impact on the Argentine economy and our operations.

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

The Argentine financial system and securities markets could be also adversely affected by events in developed countries’ economies, such as the United States and Europe. On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union (“Brexit”). As of the date of this annual report, it is uncertain how Brexit may impact the relationship between the United Kingdom and the European Union, as the commercial terms under which the effective withdrawal of the United Kingdom from the European Union, which was officially notified on March 29, 2017, and its completion is currently scheduled for March 2019, remain subject to negotiation. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union.

On November 8, 2016, elections were held in the United States and a new administration took office on January 20, 2017. The results of the presidential election have created significant uncertainty about the future relationships between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets.

Changes in social, political, regulatory and economic conditions in the United States of or in the laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All of these factors could have a negative impact on Argentina’s economy and, in turn, our business, financial condition and results of operations.

Any of these factors could depress economic activity and restrict our access to suppliers and could have a material adverse effect on our business, financial condition and results of operations.

Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase the company’s operating costs.

In the past, the Argentine government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits for their employees. Additionally, both public and private employers have been subject to strong pressure from the workforce and trade unions to grant salary increases and certain worker benefits.

Labor relations in Argentina are governed by specific legislation, such as labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups companies together according to industry sectors and by trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. In the banking activity, salaries are established on an annual basis through negotiations between the chambers that represent the banks and the banking employees’ trade union. The National Labor Ministry mediates between the parties and ultimately approves the annual salary increase to be applied in the banking activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the banking union and to whom the collective bargaining agreement applies.

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increase or variable compensation scheme.

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In June 2017, the National Labor Ministry resolved to increase the minimum salary to Ps.10,000 in three stages: an increase (i) to Ps.8,860 in July 2017, (ii) to Ps.9,500 in January 2018 and (iii) to Ps.10,000 in July 2018.

Due to high levels of inflation, employers in both the public and private sectors are experiencing significant pressure from unions and their employees to further increase salaries. On February 14, 2018, the INDEC published new data regarding the evolution of private and public-sector salaries. The total salaries index registered a growth of 27.5% during 2017, as a result of the 26.5% increase in the registered sector and an increase of 31.5% in the non-registered private sector.

In the future, the Argentine government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us. Such added costs could adversely affect our business, financial condition, results of operations and our ability to make payments under the notes.

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

In April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

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

During 2014, 2015, 2016 and 2017 the Argentine government imposed price controls on certain goods and services to control inflation. These price controls will remain in effect until May 2018, but as of the date of this annual report, there is uncertainty regarding what other specific actions will be taken to control inflation. Actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits, foreign exchange controls, and potential changes in the foreign exchange market, have had and could continue to have a material adverse effect on Argentina’s economic growth. In turn, these actions could affect our financial condition and results of our operations. Moreover, any additional Argentine government policy established in response to or to preempt social unrest could adversely and materially affect the economy, and therefore our business.

In December 2017, the Congress passed Law No. 27,426 which modifies the method of calculating increases in social security benefits, and Law No. 27,430 which introduced reforms to the general tax law.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets and Argentina’s commercial and diplomatic relations with other countries. If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, results of operations and financial condition could be adversely affected.

High public expenditure could result in long lasting adverse consequences for the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

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

However, since assuming office, the Macri administration has taken steps to mitigate the increase in its fiscal deficit and reduce the current level of the fiscal deficit, including a process of comprehensive review of the contracts of public sector employees, as well as the elimination of subsidies to public services and other fiscal measures, which reduced the primary fiscal deficit by approximately 1.8% of GDP in December 2015 and reported a primary fiscal deficit of 4.6% of GDP in 2016, mostly due to taxes collected under the Tax Amnesty Law program in the last two months of 2016.

As of the date of this annual report, although the Macri administration is currently reviewing certain public sector contracts as well as the elimination of public service subsidies, there is uncertainty as to what additional actions the Macri administration will take with respect to public expenditure and its financing. For 2017, the government pursued a fiscal deficit target of 4.2% of GDP, while achieving a primary fiscal deficit of 3.9% of GDP, below such target. The government’s 2018 target for a primary fiscal deficit is 3.2% of GDP, with deficit targets of 0.6% in the first quarter, 1.6% in the second quarter and 2.2% in the third quarter. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019, reaching a primary fiscal deficit of 2.2% of the GDP. If the Macri administration were to seek to finance its deficit by increasing the exposure of local financial institutions to the public sector, our liquidity and assets quality could be affected, and as a consequence, impact negatively on clients’ confidence.

A continuing decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could adversely affect our business, financial condition and results of operations.

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports. High commodity prices contributed to the increase in Argentine exports since the third quarter of 2002 and to high government tax revenues from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy more vulnerable to commodity prices fluctuations.

A continuing decline in the international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition. As of the date of this annual report, the Macri administration has eliminated export taxes on many agricultural products and reduced the export taxes on soy from 35.0% to 30.0%. While the measure was intended to encourage exports, reductions in export taxes in the future, unless replaced with other sources of revenues, may negatively impact on the Republic’s public finances.

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

In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which ended on December 31, 2017. The state of emergency allows the Argentine government to take actions designed to stabilize the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Additionally, the Ministry of Energy and Mining issued Resolution No. 6/16 increasing the electricity tariff as of February 1, 2016. This Resolution was later complemented by Resolution No. 7/16 which, among other things, determined the requirements needed to be fulfilled in order to apply for a social tariff (tarifa social) which exempts its beneficiaries from paying the electricity tariff up to a total consumption of 150Kwh per month and establishes a special price scheme for those beneficiaries who exceed this amount.

Additionally, the Macri administration announced the elimination of a portion of subsidies to natural gas and adjustment to natural gas rates. As a result, average electricity and gas prices have already increased and could increase further. However, certain of the government’s initiatives relating to the energy and gas sectors were challenged in Argentine courts and resulted in judicial injunctions or rulings against the government’s policies, which were later lifted.

The Macri administration has taken steps and announced measures to address the energy sector crisis while taking into consideration the implications of these price increases for the poorest segments of society, approving subsidized tariffs for users that satisfy certain requirements. A failure to address the negative effects on energy generation, transportation and distribution in Argentina with respect to both the residential and industrial supply, resulting in part from the pricing policies of the prior administrations, could weaken confidence in and adversely affect the Argentine economy and financial condition, lead to social unrest and political instability, and adversely affect our results of operations. There can be no assurance that the measures adopted by the Macri administration to address the energy crisis will not continue to be challenged in the local courts and/or will be sufficient to restore production of energy in Argentina within the short or medium term.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2017 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 85, improving from the previous survey in 2016. In the World Bank’s Doing Business 2018 report, Argentina ranked 117 out of 190 countries, down from 116 in 2017.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Argentine government’s ability to implement these initiatives is uncertain as it would require the involvement of the judicial branch, which is independent, as well as legislative support from opposition parties.

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

In recent years, the Argentine financial system grew significantly in nominal terms. Loans to the private sector grew by approximately 30.8% in 2013, 20.3% in 2014, 37.1% in 2015, 31.4% in 2016 and 51.7% 2017, for the financial system as a whole.

Since most term deposits (more than 95%) are short-term deposits with a term of less than three months, a substantial portion of the loans have very short maturity, and there is a small portion of medium- and/or long-term credit lines.

The uncertainty about the level of inflation in the future and whether the Macri administration will be able to continue the declining trend observed in previous months and meet the inflation targets announces, is a principal obstacle preventing a faster recovery of Argentina’s private sector long-term lending and thus the financial system size. This uncertainty has had, and may continue to have, a significant impact on both the supply of, and demand for, long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

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

In addition, the Argentine Supreme Court issued the Acordada 32/2014, creating the Public Registry of Collective Proceedings for the purpose of registering collective proceedings (such as class actions) filed with national and federal courts. In the event that we or our subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of our rights or our subsidiaries’ rights. For example, reducing our or their ability to collect payments due from services and financing provided us and adversely affect our or their financial results of operations.

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

In 2012, the Central Bank increased the capital requirements for financial institutions following the Basel II standard as well as several other measures related to Basel III, including with respect to capital, leverage and liquidity.  In addition, since January 2016, pursuant to Communication “A” 5827 issued by the Central Bank, there are additional capital margin requirements, composed of a capital conservation margin and a countercyclical margin. Pursuant to these regulations, the capital conservation margin is 2.5% of the amount of risk weighted assets, or RWA, and in the case of entities considered by the Central Bank to be systemically important, or D-SIB, the margin will be increased to 3.5% of RWA. The countercyclical margin must be within a range of 0% to 2.5% of RWA. Pursuant to Communication “A” 5938, as amended and supplemented, the applicable countercyclical margin is currently 0%. See “Item 4.B Business overview—Argentine Banking Regulation—Minimum Capital Requirements.”

In July 2016, by means of Communication “A” 6013, as amended by Communication “A” 6464, the Central Bank eliminated the requirement to maintain a certain regulatory capital threshold after the distribution of dividends by financial institutions.

The Central Bank has also imposed restrictions on the positive foreign currency net global position of financial institutions, which have been modified several times, to prevent the Central Bank’s foreign currency reserves from further decreasing. As of the date of this annual report, the positive foreign currency net global position, calculated by using monthly averages of daily balances,  may not exceed 25% of the lesser of the financial institution’s RPC (as defined below) computed for the relevant preceding month or the financial institution’s own liquid assets for the preceding month. For a more detailed description of changes, see “Item 4.B Business overview—Argentine Banking Regulation—Foreign Currency Net Global Position.”

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

In addition, pursuant to Communication “A” 5785, as amended by Communication “A” 5813”, sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the Board of Directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s Board of Directors (directors, counselors or equivalent authorities), (ii)  its  shareholders, (iii) the members of its supervisory committee and (iv) others, such as its managers.

Even though the Macri administration has taken steps towards increasing the flexibility of the regulatory framework for the financial entities, including the elimination of several restrictions adopted by the previous government as described above, there can be no assurances that new and tighter regulations will not be implemented in the future, which could cause uncertainty and could negatively affect our future financial activities and results of operations. Also, the imposition of measures that may affect the profitability of financial institutions and limit the capacity to hedge against currency fluctuations could result in significant limits to financial institutions’ decisions, such as the

Bank and CCF, regarding asset allocation. In addition, existing or future legislation and regulation could require material expenditures or otherwise have a material adverse effect on our consolidated operations.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina has a federal system of government with 23 provinces and one autonomous city (Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our branches are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

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

Regarding the reserves, if the government were to utilize such Central Bank’s reserves to make payments on its public debt or finance public spending, this may result in increased inflation, which would hinder economic growth. In addition, a decrease in the Central Bank’s reserves could adversely affect the Argentine financial system’s capacity to withstand and overcome the effects of an economic crisis (either domestic or international), negatively affecting economic growth and, in turn, our consolidated results and results of operations.

Risks Relating to Our Business

Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our consolidated loan portfolio is more susceptible to economic downturns and recessions.

Our consolidated loan portfolio is concentrated in the segments of SMEs and middle and lower-middle-income individuals, which are more vulnerable to economic recessions than large corporations and higher income individuals. The quality of our portfolio of loans to SMEs and to individuals is therefore dependent to a large extent on domestic and international economic conditions. Consequently, we may experience higher levels of past due amounts, which could result in higher provisions for loan losses. See “Item 4.D Property, plants and equipment—Selected Statistical Information.”

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

In the past, in addition to organic growth, we have significantly expanded our business through acquisitions. We expect to continue considering acquisition opportunities that we believe may add value and are compatible with our business strategy.

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

In particular, our results of operations depend to a great extent on our net financial income. Net interest income represented 62.0% of our net financial income and services income fee in 2015, 66.0% in 2016 and 70.2% in 2017. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits, without corresponding increases in lending volumes, could adversely affect the Bank’s and CCF’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of a decrease in inflation or increased competition in the banking sector. The interest rate spreads of the Bank and CCF follow the same trend. If inflation reduces, competition continues or increases and interest rate spreads decrease, without corresponding increases in the volume of the Bank’s loans such decrease could adversely affect our consolidated results of operations and financial condition.

We are a holding company and we conduct our business through our subsidiaries. Our ability to invest in our business developments will depend on our subsidiaries’ ability to pay dividends to us.

As a holding company, we conduct our operations through our subsidiaries, the largest of which is the Bank. Consequently, we do not operate or hold substantial assets, except for equity investments in our subsidiaries and temporary liquidity. Except for such assets, our ability to invest in our business developments and to repay obligations is subject to the funds generated by our subsidiaries and their ability to pay cash dividends. In the absence of such funds, we may have to resort to financing options at unappealing prices, rates and conditions. Additionally, such financing could be unavailable when we may need it.

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

A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses.

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

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. In December 2014, pursuant to Resolution No. 648/14, ANSES renewed its agreement with the paying agents for a six-year period. In December 2017, the Bank made payments on behalf of ANSES to approximately 1,123,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (35.0% as of December 31, 2017) from the sale of financial services through senior citizens dedicated branches. The Bank’s agreement with ANSES provides that it will continue in effect as long as the parties continue performing their obligations for a six-year term. ANSES has the right to terminate the agreement with 90 days prior notice.

The termination of the agreement with ANSES, a decision by ANSES not to renew the agreement in December 2020, or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Since short-term deposits are one of our main sources of funds, a sudden shortage of short-term deposits could cause an increase in costs of funding, affect our liquidity ratios and have an adverse effect on our revenues.

Deposits are one of our primary sources of funding, representing 60.1% of our total liabilities as of December 31, 2017. A significant portion of our assets has longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their sight deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. In the event of a sudden or unexpected shortage of funds in the banking system, money markets in which we operate may not be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, we may be unable to fund our liquidity needs at competitive costs and our results of operations and financial condition may be materially adversely affected.

Because our main subsidiary, the Bank, as well as CCF, are financial institutions, any insolvency proceeding against them would be subject to the powers of and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If the Bank and/or CCF are unable to pay their debts as they come due, the Central Bank would intervene and revoke their respective banking and “compañía financiera” licenses, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and, as a result, could prioritize the claims of other creditors and third parties against the Bank and/or CCF. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a regular bankruptcy proceeding in Argentina, the United States or any other country.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 27, 2018, 126,738,188 Class A shares and 37,030,422 Class B shares. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

Early termination of CCF’s business agreement with Walmart could have an adverse effect on our revenue.

In April 2000, CCF (formerly GE Compañía Financiera) and Walmart entered into a commercial agreement pursuant to which CCF became the sole provider of financial services for Walmart’s customers in Argentina. The agreement was renewed in 2005, in 2010 and in December 2014. Such agreement is key to CCF’s overall performance. This agreement expires in August 2020 and while it contains an option for renewal, it may not be renewed on the same terms or at all. In addition, the agreement is subject under certain conditions to voluntary termination by Walmart Argentina. The decision by Walmart Argentina not to renew or to terminate the agreement could negatively affect our expected benefit from this alliance and could result in a material adverse effect on CCF’s financial condition and results of operations.

Differences in the accounting standards between Argentina and certain countries with highly developed capital markets, such as the United States, may make it difficult to compare our audited consolidated financial statements and reported earnings with companies in other countries and the United States.

Except as otherwise described herein, we prepared our 2017 audited consolidated financial statements in accordance with the Central Bank regulations, which differ in certain significant respects from U.S. GAAP and from Argentine GAAP. As a result, except for our net income and our shareholders’ equity as of and for the years ended December 31, 2017 and 2016 which have been reconciled with U.S. GAAP, our audited consolidated financial statements are not directly comparable to those of banks in the United States. Implementation of IFRS in Argentina took place for the fiscal years beginning on January 1, 2018.

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We depend on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of our ATM network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with us.

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events, and we do not have insurance to cover cyber risks and breaches. Our operational systems and networks have been, and will continue to be, subject to an increasing risk of continually evolving cybersecurity or other technological risks. Although we intend to continue to implement security technology devices and establish operational procedures to prevent such damage, it is possible that not all of our systems are entirely free from vulnerability and these security measures will not be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

Our business is highly dependent on properly functioning information technology systems and improvements to such systems.

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

You may not be able to effect service of process within the United States upon us, our directors and officers and certain advisors.

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

In particular, dividend distribution by the Bank is subject to the requirements established by the rules of the Central Bank, as amended from time to time. Pursuant to such regulations, dividend distributions shall be admitted as long as none of the following circumstances apply(i) the financial institution is subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL; (ii) the financial institution is receiving financial assistance from the Central Bank; (iii) the financial institution is not in compliance with its reporting obligations to the Central Bank; (iv) the financial institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; (v) if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or (vi) if the financial institution did not comply with the applicable Additional Capital Margins (as defined below). Financial institutions that comply with all of the above mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income”, (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”) or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency.

In addition, financial entities may not distribute profits with the profit arising from the application of IFRS for the first time, and must set up a special reserve that can only be canceled for capitalization or to absorb any negative balances from the item “Unassigned Results.” See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

In 2016 and 2017, we received the following dividend payments in cash from our subsidiaries: (i) Ps.73.0 million in 2017 and Ps.61.3 million in 2016 from SAM, (ii) Ps. Ps.23.1 million and Ps.42.3 million in 2017 and 2016 from Espacio Cordial, and (iv) Ps.150 million and Ps.76.8 million in 2017 and 2016 from Supervielle Seguros, and (v) Ps.0 million and Ps.6.5 million in 2017 and 2016 from Sofital. We did not receive dividend payments from the Bank or our other subsidiaries during 2017 and 2016.

Although distribution of dividends to us by the Bank has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting without its prior consent, or such authorization may not be for the full amount of distributable dividends.

Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our Class B shares and/or the ADSs for the period prior to December 31, 2017.

On September 23, 2013, Law No. 26,893, which amended the Income Tax Law, was enacted. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”).

The Dividend Tax was repealed by Law No. 27,260, enacted on June 29, 2016, and consequently no income tax withholding is applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed are greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year on which the distribution is made. In such case, the excess is subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

However, pursuant to Law No. 27,430, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Income Tax Law, Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) to Argentine resident individuals and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting January 1, 2018 to December 31 2019, and at a 13% rate on profits accrued in fiscal years starting 1 January 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax should apply. See “Item 10.E Taxation—Material Argentine Tax Considerations.”

In addition, capital gains realized from  the disposal of shares and other securities, including securities representing shares and deposit certificates, are subject to capital gains tax.

Law No. 27,430 established that as from January 1, 2018, capital gains realized by Argentine resident individuals  from the disposal of shares and ADSs are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) 4.227, which will come into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 is due on June 11, 2018.

In addition, Law No. 27,430 and Decree 279/2018, maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains realized from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of the exchange of tax information.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considerd as cooperative for purposes of fiscal transparency, a 35% tax rate on the the net capital cagin or at a 31.5% effective rate on the gross price should apply.

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

In addition to the trading of our ADSs in the United States and countries other than Argentina, our Class B shares are traded in Argentina. Trading in the ADSs or our Class B shares on these markets will take place in different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and Pesos on the Bolsas y Mercados Argentinos S.A. (“ByMA”)), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our Class B shares on the ByMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2017, the ten largest Argentine companies in terms of market capitalization represented approximately 80% of the aggregate market capitalization of ByMA. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, if exchange controls are imposed by the Central Bank, these could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Exchange Controls.”

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

INDEC reforms. On January 8, 2016, based on its determination that the Instituto Nacional de Estadísiticas y Censos (the National Statistics and Census Institute, or “INDEC”) had failed to produce reliable statistical information, particularly with respect to consumer price index (“CPI”), gross domestic product (“GDP”), poverty and foreign trade data, the current administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. As of the date of this annual report, the INDEC has published certain revised data, including the CPI, foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published INDEC Report including revised GDP data for the years 2004 through 2015 (the “2016 Revised INDEC Report”). On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On November 9, 2016, the International Monetary Fund (“IMF”) Executive Board lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. In March 2017, the INDEC published preliminary estimated GDP data for 2016, which shows a 2.3% GDP contraction compared to 2015. On September 21, 2017, GDP for the first quarter of 2017 increased by 1.1% compared to the last quarter of 2016, and 0.3% with respect to the same period in 2016, while according to the same source GDP for the second quarter of 2017 increased by 0.7% compared to the first quarter of 2017, and 2.7% with respect to the same period in 2016. See “Risk Factors—Risks Related to Argentina—Some national and international economic agents have expressed their concerns about the accuracy of the INDEC’s CPI and other economic data published by INDEC in the past.”

Foreign exchange reforms. The current administration eliminated substantially all of the restrictions, including certain currency controls, that were imposed under the previous administration. These reforms are expected to provide greater flexibility and easier access to the foreign exchange market (MLC). On August 8, 2016, the Central Bank issued Communication “A” 6037 as amended, which eliminated certain additional foreign exchange restrictions that were still in effect and established new foreign exchange rules, including:

the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

the effective elimination of a mandatory, non-transferable and non-interest bearing deposit in connection with certain transactions involving foreign currency inflows by reducing the amount of the deposit from 30% of such transactions to 0%;

the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MLC; and

the elimination of the mandatory minimum stay period, applicable to the proceeds of any new financial indebtedness and renewal of existing indebtedness incurred by residents, held by foreign creditors and transferred through the MLC.

On May 19, 2017, the Central Bank eliminated most of the foreign exchange restrictions then in place by means of Communication “A” 6244, effective as of July 1, 2017. In addition, on November 1, 2017, President Macri enacted Decree No. 893/17 which partially repealed Decrees No. 2,581/64, No. 1,555/86 and No. 1,638/01, and eliminated the obligation of Argentine residents to transfer to Argentina and sell in the MLC the proceeds of their exports of goods. On November 10, 2017, the Central Bank issued Communication “A” 6363, that eliminated all restrictions applicable to Argentine residents related to the transfer and sale of proceeds in the MLC resulting from the export of goods. Furthermore, on December 26, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual statement whose filing is mandatory for every person whose total flow of funds or balance of assets and liabilities is or exceeds U.S.$1 million during the previous calendar year.

Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The current administration eliminated export duties on wheat, corn, beef, mining, oil, and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was also eliminated. With respect to payments for imports of goods and services to be performed abroad, the current administration eliminated the restrictions on access to the MLC. Importers were offered short-term debt securities issued by Argentina to be used to repay outstanding commercial debt for the import of goods. In addition, the import system was modified by the replacement of the Declaraciones Juradas Anticipadas de Importación system with a new import procedure that requires certain filings and import licences for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts), which, unlike the previous system, does not contemplate discretionary federal government approval of payments for the import of products through the MLC. By Decree No. 893/2017, published in the Official Gazette on November 2, 2017, the Argentine government repealed article 1 of Decree No. 2581/1964, article 10 of Decree No. 1555/1986 and Decree No. 1638/2001. This action eliminated the obligation of Argentine exporters to repatriate and settle for Pesos in the MLC foreign currency proceeds derived from the export of goods. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Argentine government to repay outstanding commercial debt for the import of goods.

Fiscal policy. The current administration took steps to anchor the fiscal accounts, to reduce the primary fiscal deficit and achieved a primary fiscal deficit of 4.6% of GDP in 2016 through the elimination of subsidies and the reorganisation of certain expenditures and the generation of increased revenue through the tax amnesty. The 2018 budget bill of the federal government projects a fiscal deficit representing 3.2% of GDP in 2017.

Correction of monetary imbalances. The current administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased sterilisation efforts to reduce excess monetary imbalances and raised Peso interest rates to offset inflationary pressure. Since January 2017, the Central Bank started to use the seven-day repo reference rate as the anchor of its inflation targeting regime. Short term notes issued by the Central Bank (“LEBACs”) would be used to manage liquidity. On December 28,  2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, an increase from the Central Bank’s previous target range of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.

National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the current administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency allowed the Argentine government to take actions designed to ensure the supply of electricity to the entire country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities a coordinated programme which guarantees the quality and safety of the electric system. Pursuant to Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulator (Ente Nacional Regulador de la Electricidad or “ENRE”), the current administration announced the elimination of a portion of the energy subsidies and a substantial increase in electricity tariffs. Consequently, the average price of electricity has increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the government’s role as an active market participant, the current administration sought to correct distortions in the energy sector and stimulate investment. However, certain governmental initiatives were challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the government’s initiatives.

During 2016, lower court injunctions suspended in certain provinces and cities end-user electricity tariff increases implemented as of February 1, 2016, and instructed the Ministry of Energy and Mining and the ENRE to conduct a non-binding public hearing prior to sanctioning any such increases. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (approximately 15 million inhabitants) for the 2017-2021 period in the framework of the Integral Tariff Review (as defined below). On December 14, 2016, eight non-binding public hearings (in Buenos Aires, Mendoza, Neuquén, Mar del Plata, Formosa, Santiago del Estero and Puerto Madryn) were conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals for electricity transmission at the national and regional level and the seasonal reference prices of capacity and energy in the wholesale electricity market, as well as a proposal to reduce subsidies for the 2017-2021 period.

Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the Argentine government to assist those in need, the current administration has begun updating the tariffs for electricity, transportation, gas and water services (the “Integral Tariff Review”). Each of the announced tariff increases includes the tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programmes, retirees and pensioners that receive up to two minimum pensions, workers that receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social programme, domestic workers and individuals receiving unemployment insurance. Subsequent modifications to these announced tariff increases were made, including a 20% discount on the regular distribution price for 400 designated energy-intensive companies that purchase electricity directly from distributors.

On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad v/ Ministerio Federal de Energía y Mineria”, affirmed lower court injunctions suspending end-user gas tariff increases sanctioned as of April 1, 2016, and instructed the Ministry of Energy and Mining and the National Gas Regulator (Ente Nacional Regulador del Gas or “ENARGAS”) to conduct a non-binding public hearing prior to sanctioning any such increases. On September 16, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENARGAS to submit (i) transitional tariffs for transportation and distribution of natural gas at the national level in the framework of the Integral Tariff Review for the period 2017-2021, (ii) a new set of gas prices at the Point of Entry to the Transportation System (“PIST”) and (iii) a proposal to reduce subsidies for the period 2016-2022. Between October 2 and October 7, 2016, public hearings were also conducted at the national level with regard to tariff proposals for gas transportation and distribution throughout the country for the period 2017-2021 in the framework of the Integral Tariff Review.

On October 6 and October 7, 2016, after conducting non-binding public hearings, the Ministry of Energy and Mining and ENARGAS published a new end-user gas tariff scheme. The scheme establishes a two tariff schedule for private residences, establishing lower tariffs for units that decreased consumption compared to the same period in the previous year by at least 15%.

On October 11, 2016, the Ministry of Energy and Mining (a) expanded the amount of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates.

In June 2017, an administrative court of the city of La Plata issued an injunction suspending the increases in electricity tariffs for customers located within the Province of Buenos Aires pursuant to a petition filed by the provincial Ombudsman, Guido Lorenzino.  As of the date of this annual report, the injunction has been appealed and the decision is pending.

The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totalled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average).

Increase in transport tariffs. In January 2018, the Macri administration announced increases in public transport tariffs in the city of Buenos Aires and the Greater Buenos Aires area to be rolled out between January and February 2018.

Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On July 5, 2017, the Chamber of Deputies approved a bill providing for the criminal liability of corporate entities for criminal offenses against public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this bill may be subject to various sanctions, including, among others, fines ranging from 1% to 20% of its annual gross income and the partial or total suspension of its activities for up to ten years. In addition, the bill proposes to extend the criminal liability under the Argentine Criminal Code to cases of bribery committed outside Argentina by Argentine citizens or companies domiciled in Argentina. On September 27, 2017 the Senate approved the draft bill with modifications designed to reduce in part the impact of the statute, for instance by eliminating the inapplicability of the statute of limitations to certain of the criminal offenses originally proposed in the draft (the statute of limitations now has been set at six years). Further, the draft bill as modified by the Senate reduces the amount of fines originally proposed for criminal offenses that are not subject to a statute of limitations. On November 8, 2017, Congress passed the bill including those amendments as Law No. 27,401, which came into force on March 1, 2018.

Increase in minimum income thresholds. In December 2016, the Congress approved an increase in the minimum income threshold by approximately 23%, from Ps.25,000 to Ps.30,670 for married workers with two children and from Ps.18,880 to Ps.23,185 for single workers. The minimum income threshold will be subject to automatic adjustment going forward, by reference to increases in the average wages paid to public sector employees. The Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years.

Draft bill for the development of the Argentine capital markets. On November 13, 2017, the executive branch submitted to Congress a draft bill that aims to develop the Argentine domestic capital markets. The draft bill provides for the amendment and update of the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Furthermore, the bill provides for the amendment of certain tax provisions, regulations relating to derivatives and the promotion of a financial inclusion programme. On November 22, 2017, the draft was approved by the Chamber of Deputies of the Argentine Congress and was sent to the Senate for its signoff. However, as of the date of this annual report, the National Economy and Investment Commission of Senate has not reached an agreement on the proposed bill.

Project to Amend the Labor System. The Macri administration published a project to amend the labor system. The project’s main purpose is to improve the efficiency and productivity of different productive sectors, increase employment, attract investment and reduce employment costs. This project is expected to be considered by Congress in 2018.

Pension Reform Law (Ley de Reforma Previsional). On December 28, 2017, Congress passed the Pension Reform Law, with the goal of improving the sustainability and predictability of Argentina’s pension program, while still protecting the most vulnerable persons. To that effect, the Pension Reform Law modified the basic formula for the periodic adjustment of retirements, pensions and the Universal Child Allowance (Asignación Universal por Hijo). Under the pre-existing regime, the periodic adjustments occur twice a year, in March and September, and were based on the variation in certain tax revenues of ANSES (with a 50% weighting) and the change in the average wage, based on the greater of the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE”), an index published by the Ministry of Labor that measures the salary increases of state employees, or the data published by INDEC (with a 50% weighting). Beginning in March 2018, the adjustments will be quarterly on the basis of a system that combines the variation of inflation (with a 70% weighting) and the RIPTE index (with a 30% weighting). The law also guarantees a one-time supplemental payment to beneficiaries of the Universal Basic Benefit (Prestación Básica Universal) who have established 30 years or more of service with effective contributions, so that the beneficiary’s pension is equivalent to eighty-two percent (82%) of the value of the minimum living wage.

The Pension Reform Law also modified Section 252 of the Labor Law by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings (compared to age 65 under the prior regimen). The employer must maintain the employment relationship until the earlier of (i) one year or (ii) until de employee obtains the benefit. Notwithstanding the foregoing, male employees may exercise their right to request pension benefits at age 65 and female employees may exercise such right at age 60. Public sector employees are excluded from the foregoing provision.

To mitigate the adverse impact of the transition from the previous adjustment regime to the formula approved by Congress on certain beneficiaries, on December 20, 2017, President Macri granted a special one-time Ps.750 subsidy to pensioners who receive less than Ps.10,000 per month and meet certain age and years of service requirements under the law. Beneficiaries of non-contributory pensions for old age or disability who receive less than Ps.10,000 per month and those who meet the requirements of the Universal Pension for the Elderly (Pensión Universal para el Adulto Mayor) were also granted a one-time subsidy of Ps.375. Finally, the presidential measure provided a one-time subsidy of Ps.400 to beneficiaries of the Universal Child Allowance and/or the Universal Pregnancy Allowance (Asignación Universal por Embarazo).

Tax on Financial Transactions (Impuesto al Cheque). On December 27, 2017, the National Congress extended the tax on financial transactions through 2022, and earmarked amounts collected for the Argentine Integrated Pension System.

Tax Reform (Reforma Tributaria). On December 27, 2017, the National Congress also approved a series of reforms intended to eliminate certain of the existing complexities and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance. The reforms will gradually come into effect over the next five years. The fiscal cost of the reform is estimated at 0.3% of GDP. The reforms form part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit) and employment, and diminish poverty on a sustainable basis. The main aspects of the tax reform are the following:

Interest and capital gains derived from the sale or disposition of bonds issued by the federal government, the provinces and municipalities of Argentina and the City of Buenos Aires obtained by Argentine tax residents (individuals and undivided estates located in Argentina) will be subject to income tax at a rate of (a) 5%, in the case of Peso-denominated securities that do not include an indexation clause, and (b) 15%, in the case of Peso-denominated securities with an indexation clause or foreign currency denominated securities; gains realized by Argentine tax residents (individuals and undivided estates located in Argentina) from the sale of equity securities on a stock exchange will remain exempt, subject to compliance with certain requirements.

Holders of notes issued by the federal government, the provinces and municipalities of Argentina and the City of Buenos Aires that are not Argentine tax residents will be exempt from Argentine income taxes on interest and capital gains to the extent such beneficiaries do not reside in or channel their funds through non-cooperating jurisdictions. The non-cooperating jurisdictions list will be prepared and published by the executive branch. Short-term notes issued by the Central Bank (LEBACs) are outside the scope of these exemptions applicable to non-Argentine residents.

The aforementioned amendments have been in force since January 1, 2018.

Corporate income tax was reduced to 30% for the fiscal year commencing January 1, 2018, and will be further reduced to 25% for fiscal years commencing on or after January 1, 2020.

The tax reforms also provide for other amendments regarding social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels and excise taxes.

Decree of de-bureaucratization and simplification. On January 10, 2018, the Macri administration issued Emergency Decree No. 27/2018 aimed at simplifying, expediting and promoting efficiency in the procedures within administrative entities and agencies, avoiding any unnecessary bureaucracy and expenses.

Fiscal Consensus. On December 22, 2017, the Chamber of Deputies passed into law the Fiscal Agreement (“Pacto Fiscal”), also known as the Fiscal Consensus (“Consenso Fiscal”). This law was based on an agreement signed on November 16, 2017 between the Argentine government and representatives from 23 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over the next five years, a waiver of lawsuits against the Argentine government and a Ps.20,000 million payment to the province of Buenos Aires (which will increase over the next five years) as a partial and progressive solution to the conflict related to the Fondo del Conurbano Bonaerense (Buenos Aires Metropolitan Area Fund). The Fiscal

Consensus also set the basis for other policy reforms that were implemented by the Macri Administration in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (“Ley de Responsabilidad Fiscal”).

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

# More than 130 Years of Financial Tradition

1880
1900
1920
1940
1960
1980
2000
2005
2007
2008
2010
2012
2013
2014
2015
2016
2017
1887 Supervielle y Cía. Banqueros
1915 Exprinter Turismo
1935 Creation of Exprinter and Sudamericana de Cambios y Turismo
1940 Creation of Banco Supervielle de Buenos Aires S.A.
1964 Société Générale acquires a participation in Banco Supervielle de Buenos Aires S.A.
1969 Creation of Exprinter Financial Company
1979 Creation of Grupo Supervielle under the name Inversiones y Participaciones S.A.
2000 Changes name to Banco Société Générale ("BSG")
1980 Creation of Exprinter Banco
Exprinter Banco Acquires 100% of Banco San Luis
1997 Creation of Société Générale Asset Management Sociedad Gerente de FCI S.A.
Merger of Exprinter and Banco San Luis under BANEX brand
2001 Acquisition of several branches of Banco Balcarce
2005 Acquisition of BSG, Supervielle Asset Management and Sofital and adoption of name Banco Supervielle
2007 Banex merger with and into Banco Supervielle
2007 Creation of Cordial Micro-finanzas
2007 Acquisition of Tarjeta Automatica S.A.
2008 Acquisition of Banco Regional de Cuyo ("BRC")
2010 Acquisition of Cordial Compañía Financiera
2010 Merger of BRC with and into Banco Supervielle
2012 Acquisition of Espacio Cordial de Servicios
2013 Acquisition of Supervielle Seguros
2014 Sale of Adval
2016 Grupo Supervielle IPO
2017 Sale of Cordial Microfinanzas
2017 Sale of Viñas del Monte
2017 Grupo Supervielle Follow-on equity

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

Banco Banex S.A.

In 1969, Jules Henri Supervielle, the father of Julio Patricio Supervielle, our controlling shareholder, and cousin of the Supervielle family members who had owned and managed Banco Supervielle de Buenos Aires S.A. until 1964, founded Exprinter de Finanzas S.A., which became Exprinter Banco S.A. in 1991. Exprinter Banco S.A. acquired 100% of the capital stock of Banco San Luis S.A. in 1996 pursuant to a public bidding process organized by its owner, the Province of San Luis. On July 25, 1996, the Province of San Luis entered into a financial agency agreement with Banco San Luis S.A. (the “Contrato de Vinculación”), pursuant to which the Province designated Banco San Luis as its financial agent. The acquisition of Banco San Luis S.A. by Exprinter Banco S.A. was part of a strategic plan aimed at growing in the interior of the country and penetrating the middle and lower-middle-income individual consumer and the SMEs segments. In 1998, Exprinter Banco S.A. and Banco San Luis S.A. merged to create Banco San Luis S.A.-Banco Comercial Minorista, and was later renamed Banco Banex S.A. On December 15, 2006, the government of the Province of San Luis extended the term of this financial agency agreement until 2021. On September 6, 2016, Banco Supervielle and the Province of San Luis, pursuant to the their commitment to enhance the economic development of the Province of San Luis, amended said agreement. On January 17, 2017, the Province of San Luis notified us of its decision to exercise its right to terminate the agreement, as of February 28, 2017 .

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

Successful IPO on May 19, 2016

Since May 19, 2016, the ordinary Class B shares of Grupo Supervielle S.A. have been listed on ByMA, and its American Depositary Shares (“ADSs”), representing five ordinary class B shares, have been listed in the NYSE under the symbol SUPV. Additionally, Grupo Supervielle made an initial public offer of its Class B shares in Argentina and of its ADSs in the international market in an aggregate amount of U.S.$323 million. Through the offering, Grupo Supervielle placed 146,625,087 ordinary Class B shares of which 137,095,955 were placed internationally in the form of ADSs, and of which 114,807,087 were newly issued ordinary Class B shares and 31,818,000 were outstanding.

Sale of Cordial Microfinanzas S.A.

On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas to purchase Grupo Supervielle’s and the Bank’s shares of Cordial Microfinanzas. Ciudad Microempresas is a company owned by Corporación Buenos Aires Sur and Banco de la Ciudad de Buenos Aires. The decision to sell Cordial Microfinanzas was based on our need to focus our resources in designated strategic segments.

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

Capitalization of an in-kind contribution and resulting capital stock increase

At the ordinary and extraordinary shareholders’ meeting of Grupo Supervielle held on April 27, 2017, the shareholders of Grupo Supervielle approved the capitalization of an in-kind contribution of 7,672,412 shares of common stock of Sofital S.A.F. e I.I. with a par value of Ps.1 and one vote per share made by Mr. Julio Patricio Supervielle and an increase of the capital stock of Grupo Supervielle of up to Ps.8,032,032, through the issuance of up to 8,032,032 new Class B shares with par value Ps.1 and one vote per share, at a subscription price of Ps.49.91 per share. In connection with the capital increase, a total of 7,494,710 new Class B shares were subscribed as follows: on July 18, 2017, 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.66% of the total capital increase, and 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.34% of the total capital increase.

Sale of shares of Viñas del Monte S.A.

On May 26, 2017, Grupo Supervielle, Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle completed the transfer of their shareholdings in Viñas del Monte S.A., which were sold for an aggregate amount of U.S.$1,500,000. Grupo Supervielle transferred a total of 904,142 common, registered, non-endorsable shares to Ramón Francisco Federico and Guillermo Héctor Federico; Sofital S.A.F. Sofital S.A.F. e I.I. transferred a total of 47,000 common, registered, non-endorsable common shares to Ramón Francisco Federico and Guillermo Héctor Federico; and Mr. Julio Patricio Supervielle transferred a total of 2,618 common, registered, non-endorsable shares to Ramón Francisco Federico and Guillermo Héctor Federico.

Successful completion of capital increase

In September 2017, Grupo Supervielle S.A. made an increase of the capital stock through a global offer of Class B shares at a price of U.S.$4.0 per share. The global offer consisted of an international offer in United States and other countries outside of Argentina and a local offer in Argentina. Simultaneously with the global offer, Grupo Supervielle made an offer of preemptive and accretive rights of Class B shares to existing shareholders. As a result of the offer, Grupo Supervielle issued a total of 85,449,997 new Class B shares for a total of U.S.$344.0 million, including the base offer and the additional shares.

Creation of Adquisición y Desarrollo S.A.

On December 18, 2017, our Board of Directors approved the creation of Adquisición y Desarrollo S.A. to sell credit and non-credit product and services through new indirect channels. As of the date of this annual report, Adquisición y Desarrollo S.A. has not been registered with the IGJ.

Offer for the acquisition of the capital stock of Micro Lending S.A.

On April 6, 2018, the Board of Directors of Grupo Supervielle approved to issue an offer for the acquisition of 4,000,000 ordinary, nominative, non-endorsable shares of Ps.1 par value and entitled to one vote per share, representing 100% of the share capital of Micro Lending S.A. (“MILA”) for a total price of U.S.$20 million subject to price adjustment. MILA specializes in car financing, particularly for used cars. As of the date of this annual report, the acquisition is expected to close in the second quarter of 2018, and remains subject to certain customary conditions precedent.

Creation of Fideicomiso Financiero

On February 16, 2018, the Board of Directors approved the creation of Finterch Supervielle I (“Fideicomiso Financiero”) to invest in financial technology (fintech) and insurance technology (insurtech) start up projects for an amount up to U.S.$3 million.

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

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.B                   Business overview

Overview

We own the fourth largest Argentine private domestically-owned bank in terms of assets. We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis. The Bank, which consolidated with Cordial Compañía Financiera S.A. (“CCF”), is our main asset, comprising 98.3% of our total assets, and has a history of strong growth. Between the 2015 and 2017 period, our loan portfolio grew at a CAGR of 47.7%, as compared to an average of 39.9% for the private financial system in Argentina for the same period (excluding public banks). As of December 31, 2017, we served over two million customers, and our assets totaled Ps.94.0 billion (approximately U.S.$5.0 billion), in addition to Ps.14.7 billion (approximately U.S.$780.6 million) of assets managed by SAM. As of December 31, 2017, the Bank and CCF accounted for 90.8% and 7.3% of our total assets, respectively. In 2017, our loan and financial leasing portfolios (before loan loss provisions and including our securitized loan portfolio) grew 55.7%. In the same period, loans to the private sector in the Argentine financial system grew 51.7%.

The table below shows the evolution of our loan and financial leasing portfolios, our securitized loan and leasing portfolios and non-performing loans and coverage ratios on a quarterly basis between December 31, 2016 and December 31, 2017 and the annual variations (in percentages) of such portfolios between December 31, 2016 and December 31, 2017.

	As of December 31,	As of September 30,	As of June 30,	As of March 31,	As of December 31,	Year on Year
	2017				2016	Variation(1)
	(in thousands of Pesos, except percentages)
Total Loans	54,954,373	47,835,751	39,371,973	37,093,363	34,896,509	57.5%
Receivables from financial leases	2,519,201	2,219,887	1,877,238	1,693,673	1,527,855	64.9%
Total Loans & Receivables from financial leases(2)	57,473,574	50,055,638	41,249,211	38,787,036	36,424,364	57.8%
Securitized loan portfolio	1,295,322	1,841,286	2,143,002	1,288,220	1,413,427	(8.4)%
Total	58,768,896	51,896,924	43,392,213	40,075,256	37,837,791	55.3%
NPL	2.8%	2.8%	2.9%	2.9%	2.8%
Coverage ratio	91.8%	88.9%	88.0%	87.0%	87.1%

(1)                                 Variation of portfolio balances between December 31, 2016 and December 31, 2017.

(2)                                 Includes loan loss provisions and excludes our securitized loan portfolio.

The table below shows the evolution of our total deposits and unsubordinated negotiable obligations on a quarterly basis between December 31, 2016 and December 31, 2017 and annual variations (in percentages) of such deposits and unsubordinated negotiable obligations between December 31, 2016 and December 31, 2017.

	As of December 31,	As of September 30,	As of June 30,	As of March 31,	As of December 31,	Year on
	2017				2016	Year Variation(1)
	(in thousands of Pesos, except percentages)
Total Deposits	56,487,027	47,181,898	42,831,613	38,826,752	35,897,864	57.4%
Unsubordinated Negotiable Obligations	8,307,202	7,116,718	6,701,967	6,580,070	1,966,936	322.3%
Total Deposits & Unsubordinated Negotiable Obligations	64,794,229	54,298,616	49,533,580	45,406,822	37,864,800	71.1%

(1)                                 Variation of total deposits and unsubordinated negotiable obligations between December 31, 2016 and December 31, 2017.

As of December 31, 2017, we served over 2 million customers, and our assets totaled Ps.94.0 billion (approximately U.S.$5.0 billion), in addition to Ps.14.7 billion (approximately U.S.$780.6 million) of assets managed by SAM. As of December 31, 2017, the Bank and CCF accounted for 90.8% and 7.3% of our total assets, respectively.

As of December 31, 2017 and December 31, 2016, according to calculations performed based on Central Bank and other third-party information, our share for the products or segments was as follows:

•                  Personal loans (advanced by the Argentine private financial system): our market share as of December 31, 2017 was 6.9%, compared to a 7.0% market share as of December 31, 2016;

•                  Leasing (made by the Argentine private financial system): a 15.2% market share as of December 31, 2017, compared to a market share of 12.7% (and greater than 13.1% when taking into account our securitized leasing portfolio) as of December 31, 2016;

•                  Our factoring market share of the Argentine private financial system as of December 31, 2017, was 7.5% compared to a 6.9% market share as of December 31, 2016; and

•                  MasterCard credit cards for which billing statements were issued (latest available information): a 9.8% market share as of December 31, 2017, compared to a 9.2% market share as of December 31, 2016;

Based on information published by ANSES, we made 14.1% of all social security payments to senior citizens in Argentina in 2017, compared to 14.7% in 2016.

We offer diverse financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. We have developed a multi-brand business model to differentiate the financial products and services we offer to a wide spectrum of individuals, small businesses, SMEs, middle-market companies and large corporates in Argentina. As of the date of this annual report, our infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 340 access points (compared to 326 access points as of December 31, 2017), which include 180 bank branches (compared to 179 bank branches as of December 31, 2017), 78 of these bank branches are fully dedicated to serve senior citizens, 19 banking payment and collection centers, and 80 CCF sales points located in Walmart supermarkets (compared to 67 sales points in Walmart supermarkets as of December 31, 2017), Tarjeta’s 61 consumer finance sales points and through other retailers, and  521 ATMs and 193 self-service terminals.

As of December 31, 2017, the Bank’s loan portfolio to branches ratio, which we calculate by dividing the total amount of loans outstanding at the end of the period by the number of branches at the end of such period, was Ps.300.8 million, compared to Ps.191.5 million as of December 31, 2016 and Ps.120.5 million as of December 31, 2015. Based on the Peso amounts of the loan portfolios reported by the following Argentine private banks in their respective financial statements as of December 31, 2017, the loan portfolio to branches ratio of (i) Banco Macro S.A. was Ps.298.8 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.532.1 million and (iii) BBVA Banco Francés S.A. was Ps.503.9 million. The loan portfolio to branches ratio as of December 31, 2016 of (i) Banco Macro S.A. was Ps.194.8 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.379.1 million and (iii) BBVA Banco Francés S.A. was Ps.309.3 million. The loan portfolio to branches ratio as of December 31, 2015 for (i) Banco Macro S.A. was Ps.138.3 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.287.3 million, (iii) BBVA Banco Francés S.A. was Ps.227.5 million and (iv) the Argentine private banks was Ps.190.4 million. According to publicly available information provided by the Central Bank, as of December 31, 2017, the loan portfolio to branches ratio for all Argentine private banks was Ps.363.8 million.

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact. For example, as of the date of this annual report, we acted as the exclusive on-site provider of financial services to Walmart Argentina customers at 80 of Walmart Argentina’s approximately 108 supermarkets located in 21 provinces.

As of December 31, 2017 and December 31, 2016, on a consolidated basis, we had:

•                  Approximately 1.9 million active retail customers (including 1.4 million active retail customers of the Bank and approximately 0.5 million active retail customers of our other subsidiaries), 18,860 small businesses and 4,873 SMEs, Middle-Market Companies and Large Corporates as of December 31, 2017, compared to approximately 1.8 million active retail customers (including 1.4 million active retail customers of the Bank and approximately 0.4 million active retail customers of our other subsidiaries), 16,078 small businesses and 4,587 SMEs, Middle-Market Companies and Large Corporates as of December 31, 2016;

•                  Ps.94.0 billion in total assets as of December 31, 2017, compared to Ps. 53.2 billion in total assets as of December 31, 2016;

•                  Ps.56.0 billion in loans to the private sector and Ps.2.5 billion in financial leases as of December 31, 2017, compared to Ps. 35.3 billion in loans to the private sector and Ps. 1.5 billion in financial leases as of December 31, 2016;

•                  Ps.1.4 billion in securitized loan portfolio as of December 31, 2017, compared to Ps. 1.4 billion in securitized loan portfolio as of December 31, 2016;

•                  Ps.56.5 billion in deposits, including Ps.6.2 billion from the non-financial public sector, Ps.15.7 million from the financial sector and Ps.50.3 billion from the non-financial private sector as of December 31, 2017, compared to Ps. 35.9 billion in deposits, including Ps. 33.3 billion from the non-financial private sector, Ps. 9.3 million from the financial sector and Ps. 2.6 billion from the non-financial public sector as of December 31, 2016;

•                  Ps. 15.1 billion in shareholders’ equity as of December 31, 2017, compared to Ps. 6.9 billion in shareholders’ equity as of December 31, 2016; and

•                  5,320 employees as of December 31, 2017, compared to 4,982 employees as of December 31, 2016.

In our cross-selling segments we had:

•                  Ps.14.7 billion (approximately U.S.$780.6 million) in assets under management through Supervielle Asset Management Sociedad Gerente de FCI S.A. as of December 31, 2017;

•                  Ps.789.6 million in gross written premiums (approximately U.S.$42.1 million) calculated as December 31, 2017, through Supervielle Seguros S.A. for the twelve-month period ended December 31, 2017;

•                  Ps.390.5 million in net revenue (approximately U.S.$42.1 million) through Espacio Cordial Servicios S.A., our retail company selling non-financial products and services for the twelve-month period ended December 31, 2017.

We have developed a segmentation strategy of our customer base to target the specific needs of each category of customers. Our business model has allowed us to deliver sustained levels of growth and profitability, that accelerated since our 2016 initial public offering (“IPO”) and capital raise executed in May 2016 and later the follow-on equity offering in September 2017.

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail banking segments as of December 31, 2017.

(1)                                 As of December 31, 2017, SMEs refers to individuals and businesses with annual sales between Ps.40.0-200.0 million, middle market refers to individuals and businesses with annual sales between Ps.200.0-1,000.0 million and large refers to individuals and businesses with annual sales over Ps.1.0 billion.

The following charts set forth the breakdown of our deposits by type of account and customer category as of December 31, 2017.

Between 2015 and 2017, our loan portfolio grew at a CAGR of 47.7%, as compared to 39.9% for the Argentine private financial system (excluding public banks). Our ROAE was 30.8%, 22.7%, 32.2%, 26.3% and 25.4%  for the fiscal years ended December 31, 2013, 2014, 2015, 2016 and 2017, compared to an average ROAE of 26.5%, 29.6%, 28.9%, 27.5% and 25.0% for  the Argentine private financial system over the same periods. We achieved net interest margins of 16.4%, 17.4%, 18.1%, 20.6% and 19.1% for the fiscal years ended December 31, 2013, 2014, 2015, 2016 and 2017, which compares favorably to averages for Argentine private financial system of 12.5%, 14.3%, 19.8%, 14.9% and 13.4% for the fiscal years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively. As of December 31, 2017, we accounted for 5.1% of all loans and leasing held by Argentine private financial sector (excluding public banks) and 4.4% of all deposits maintained with the Argentine private financial sector, compared to 4.0% and 3.5%, respectively, in 2013.

Our technology-based sales model enhances our ability to offer customers efficient, high quality service. The Bank has made significant investments in its ATMs and self-service terminal network, more than doubling the network from 2010 to 2017. We were the first bank in Argentina to use biometrics technology as part of our distribution channels. We also have technology scoring systems that allow for an efficient credit-related decision-making process.

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

•                  Banco Supervielle S.A. a universal commercial banking institution,

•                  Cordial Compañía Financiera S.A., a consumer financing company,

•                  Tarjeta Automática S.A., consumer financing company and distribution network,

•                  Supervielle Seguros S.A., an insurance company,

•                  Supervielle Asset Management Sociedad Gerente de FCI S.A., an asset management company, and

•                  Espacio Cordial de Servicios S.A., a retail company selling non-financial products and services.

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

Our Competitive Strengths

We have achieved a strong competitive position in our core products (personal loans, factoring, leasing and social security payments to senior citizens), as well as a strong presence in certain geographical regions in Argentina.

We have developed a leading position in the Argentine market in a number of attractive products to different customer segments.

We are leaders in the Argentine market in the following areas:

•                  Retail Customers.  We maintain leading positions in attractive retail banking and consumer financing segments, offering a variety of products, from personal loans and credit cards to social security payment services to senior citizens. As of December 31, 2017, we had approximately 1.9 million retail customers, accounting for Ps.37.9 billion (approximately U.S.$2.0 billion) in deposits. As of December 31, 2017, loans to retail customers of the Bank and of CCF represented 6.9% of the Argentine financial private system market for personal loans, which ranked fifth out of 65 private financial institutions in Argentina. Based on information published by ANSES, in 2017, the Bank made 14.1% of all monthly social security payments to senior citizens (who collect their payments on a monthly basis). Additionally, we are the largest private issuer of Mastercard credit cards with billing statements and the exclusive on-site provider of financial services to Walmart Argentina customers, with a contract extended through August 2020, renewable at expiration subjet to renegotiation with Walmart Argentina.

•                  Corporate Customers. We are also a leading provider of specially tailored financial services and products to the corporate sector, with a particular focus on SMEs and middle-market companies. As of December 31, 2017, we had a 15.2% market share in leasing, ranking first out of 50 private banks in Argentina, according to our estimates based on Central Bank information. As of December 31, 2017, we had a 7.5% market share in factoring in terms of Argentine financial market.

•                  Capital Markets. We have a leading position in Argentine capital markets, which we have developed as part of our funding strategy. In 2017, we had a 19% share in bank asset securitization and a 5.12% share in the overall Argentine asset securitization market according to our own estimates based on Central Bank and CNV information. In 2017, we had Ps.5.3 billion (approximately U.S.$ 283.9 million) in securitization and bond issuances for us and our subsidiaries, and Ps.2.6 billion (approximately U.S.$139.8 million) in securitization and bond issuances for third parties.  Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets, and intend to take advantage of our capital markets capabilities and expertise to serve corporate customers in connection with capital markets transactions.

Solid sources of funding

We have access to diversified, competitive and stable sources of funding. Our low-cost demand deposit base comprises 55.3% of our funding base (33.0% savings accounts and 18.7% checking accounts and 3.6% other accounts as of December 31, 2017). We use medium-term debt securities and securitization operations of consumer loans among our funding strategies. Additionally, our consolidated pro forma Tier I ratio was 18.4% as of December 31, 2017 and we have maintained excess liquidity for future capital injections to our subsidiaries in order to fund our growth strategy.

Creation of value for shareholders through the implementation of prudent financial risk management policies and the primary focus on the intermediation activities.

We have generated value and strong growth, while managing financial risks under policies designed to protect our capital and liquidity. In the past, in addition to our organic growth, we have successfully acquired and integrated strategic businesses. We have consistently limited our exposure to the non-financial public sector and limited term, currency and other mismatches in our assets and liabilities. We have high proportion of loans over total assets and we derive our net income primarily from financial intermediation activities rather than from trading or financial investments, which has resulted in more stable sources of income and reduced the exposure of our earnings to market volatility.

Access to multiple customer segments through differentiated brands and channels positions us to capture future growth in the Argentine financial system.

We target a broad spectrum of socioeconomic segments and companies of varying sizes using a multi-brand model to offer a wide range of financial services. The Bank offers customized financial products and services to corporate clients in SMEs and middle-market companies, as well as to high net worth and middle-income individuals and to middle and lower-middle-income senior citizens. CCF and Tarjeta focus their products and services on the middle and lower-middle-income segments of the urban population. Our multi-brand model allows us to access segments of the population that are underserved and we believe offer growth opportunities.

We consistently seek to leverage the strong cross-selling potential of our multi-brand and multi-channel business model and our stable pool of over two million customers.

Through our multi-brand and multi-channel approach, we are able to cross-sell and create synergies across our segments. Bancassurance specifically allows us to cross-sell value added insurance products in compliance with the regulations of the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) and of the Central Bank, as applicable. We offer an attractive platform for cross-selling certain credit cards and loans through 141 consumer finance points of sale (compared to 128 consumer finance points of sale as of December 31, 2017). We cross-sell non-financial services and products such as insurance products and plans, tourism packages, health insurance and health services, electric appliances and furniture, and alarm systems through Espacio Cordial and our senior citizens’ dedicated branches.

We believe our investment in developing a strategic national footprint positions us to capture profitable growth and benefit from economies of scale.

Through the Bank, we have a focused presence in Argentina’s major regions and cities. Through our consumer finance business, we have presence in all the provinces of Argentina. Through our current infrastructure, we serve our customers through 340 access points (compared to 326 access points as of December 31, 2017), including branches, bank branches fully dedicated to serve senior citizens, 19 banking payment and sales and collection centers, consumer finance, branches and access points within Walmart stores, Tarjeta’s 61 consumer finance sales points and through other retailers, and 521 ATMs and 193 self service terminals, our call center and home banking and mobile services. The Bank has an important presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area (where approximately 15.6 million or 39% of Argentina’s population resides), through 112 branches, and CCF has 26 sales points within Walmart locations in the City of Buenos Aires and Greater Buenos Aires (compared to 21 sales points within Walmart locations as of December 31, 2017). The Bank is also one of the most active players in the Cuyo region, which includes the Province of Mendoza, San Juan and San Luis where it operates through 50 branches and 17 collection centers. The Bank has approximately 281,000 customers in Mendoza and approximately 227,000 in San Luis. CCF has seven sales points in the Cuyo region. We offer consumer finance services through our Tarjeta distribution platform mainly in the Patagonia region, where we rely on 20 branches and 41 sales and collection centers. Given the strength of our network in commercially significant and high income regions in Argentina, we believe we are well positioned to benefit from economies of scale by leveraging our existing network and growing our revenues without significant investments in additional expansion of our platform.

Long-standing presence in Argentina’s financial sector, committed indirect controlling shareholder and experienced Board of Directors and management team.

Through our main subsidiary, the Bank, we trace our origins to the banking house Supervielle y Cía. Banqueros, established in 1887. Our long-standing presence in Argentina’s financial sector has allowed us to establish strong long-term relationships with our customer base, build a reputation for personalized customer service and establish the Supervielle brand as a recognized household name in the Argentine banking industry for both individuals and corporations, as well as in the securitization and corporate bond segments of the local capital markets. Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and our CEO and has led Grupo Supervielle for over 16 years. During his tenure, we have experienced growth in terms of net worth, assets, deposits and our network, and we have successfully completed some of our most significant acquisitions. We rely on a Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our stable senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance.

Our Vision and Strategy

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented, competitive landscape. We believe the Argentine market has significant underutilized financial infrastructure, in the form of checking and savings accounts, but also good mobile and internet penetration levels. This situation presents a number of growth opportunities, as the country continues its stabilization process. We believe we are positioned to capture these growth opportunities given our focus on a differentiated customer experience, product offerings, extensive distribution network and leading technology.

We plan to continue focusing on becoming the premier bank for certain specific customer segments including high net worth customers, senior citizens, middle and lower-income populations, entrepreneurs and small businesses, SMEs and middle market companies. We aim to achieve this objective through multiple brands, by delivering customized value propositions in retail banking, corporate banking, treasury, consumer financing, insurance and asset management and other services. We intend to differentiate by reducing time- to-cash and with agile and robust processes. We will strive to capture increased efficiency and synergies derived from cross sell, customer loyalty and payroll customers from our corporate banking segment.

We believe we have the capabilities required to be successful, including, among others, a long-standing reputation; a strong franchise of 2 million customers; an extensive distribution network; a strong digital footprint; stable, atomized and diversified funding; a prudent risk management track record; and a strong culture based on shared values: leadership, innovation, simplicity, efficiency, commitment and respect.

We believe that our holistic approach to mortgage underwriting exemplifies our strengths. We are seeking to become one of the market leaders in this segment, by, for example, forging alliances with real estate developers, offering customers a competitive value proposition and having an exclusivity agreement with Zona Prop, a popular online real estate website.

The “Superate” advertising campaign launched in 2017 aims to continue differentiating our positioning by focusing on the potential for personal and collective lifestyle improvements and financial well-being among our customers. The campaign highlights that our mortgages, personal loans, SME loans, platform services and personal attention are tailored to our customers’ needs, and thereby become important tools for our customers to realize their goals.

The key components of our strategy are as follows:

Increase our market presence among attractive customers through an effective segmentation strategy and strengthened value proposition

We seek to increase revenues through cross-selling enabled by big data and CRM:

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

Senior citizens: We intend to maintain our leadership position in the senior citizen segment, providing unique services and benefits catered to its specific needs. Leveraging our network of fully dedicated branches we seek to expand our credit card and personal loan business, finance travel packages and consumer goods and services, and distribute insurance products, including life, burial, health, personal accident insurance and home insurance. This segment is adopting technology rapidly, which we anticipate will increase efficiency of service delivery.

Middle and lower-middle-income population: This segment has one of the lowest banking penetration rates in Latin America and represents an important opportunity to attract new customers. CCF’s exclusivity agreements with Walmart Argentina and Hipertehuelche Supermarkets position us to reach this segment with a powerful value proposition, particularly consumer finance loans and credit cards. This customer base also offers opportunities for cross-selling of other banking products. Additionally, we continuously analyze opportunities for new product launches to serve this segment, as well as opportunities to forge new alliances with other retailers.

Entrepreneurs and Small Businesses: We aim at continuing expanding our market share within our customer base of entrepreneurs and small businesses. We intend to leverage our branch network as a primary means of attracting business and focus on building our customized cash management services.

SMEs: Our aim is to become the premier bank for SMEs by deploying outstanding transactional and cash management services. We intend to develop strategic partnerships with key industry players to provide financial services through direct lending or factoring transactions to their critical providers and suppliers along their value chains. We will target specific opportunities and customers in the agroindustry sector, energy, infrastructure, construction and other specific sectors. With respect to the agri-industrial sector, we strive to deepen our existing relationships with leading industry players, providing financing to their customer base. In San Luis, Mendoza, and Tucumán, where we have a well-established distribution base, we intend to continue targeting clients and value chains related to their main regional economies. With respect to the wine industry, we seek to continue developing partnerships with premium wine producers and key industry suppliers. With respect to the energy and infrastructure sectors, we target SMEs and middle-market companies along the supply chains of oil and gas (exploration and production), renewable energy projects and medium and large construction companies.

Middle markets and large corporate customers: We intend to offer a full range of products and services, including financial advisory, transactional services, treasury management, short, medium and long term financing to the middle market and large corporate customers that we have historically targeted. We aim to achieve this goal through quick decision-making with respect to our credit evaluation process, personal attention, increasing transactional services (such as check maintenance, payroll management, payments to suppliers and tax payment services) and building upon our cash management products, payroll management and other products that translate into higher balances of immediately available deposits. As we follow a customized approach across the value chain, suppliers and clients of our large corporate customers will be another source of SMEs client origination for the bank.

Leverage our proximity to customers through our extensive distribution network of branches and sales points to provide a superior customer experience

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

We intend to selectively expand the bank’s network of branches, emphasizing services for high net worth and upper-middle income individuals, small businesses and SMEs, with a focus on the City of Buenos Aires and the Greater Buenos Aires metropolitan area.

We intend to grow the number of hub and spoke sales units specialized in leasing, foreign trade financing and cash management services.

We intend to build upon our leadership position in retail and corporate banking services in the provinces of Mendoza and San Luis. We plan to continue our partnerships with premium retail stores and shopping outlets to obtain differentiated discounts and benefits for our retail customers, relying on our existing network, which is the largest in the region.

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

Grow our balance sheet while maintaining our conservative risk management policies

Over the past 15 years we have differentiated ourselves from our competition by systematically securitizing assets, becoming the leader in Argentine capital markets in this segment. Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets relative to our total assets, and we have been growing systematically above industry growth levels.

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

Continue to improve our efficiency by focusing on innovation and technology

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

We intend to expand our digital banking channel and online banking platform. Our goal is to offer an outstanding digital experience to our clients. We intend to continue increasing the number of active online users and migrating our services to digital channels, which we expect will allow us to increase low-cost distribution and convert service centers into full bank branches. We also intend to continue launching mobile banking applications, which will enable “one click” payment and “one click” loan functionalities, with anytime and everywhere financial services and provide alerts and messages to customers in order to achieve cost efficiencies through low-cost social network advertising.

We have significantly improved the digital experience of our factoring product line, cash management and payroll services, and introduced “iFactus,” the first portal providing electronic factoring services and “e-Factoring,” an electronic platform which allows for check scanning and electronic delivery to the bank for immediate deposit, custody or discounting, with deferred physical delivery.

We expect the future of financial services to be marked by a transformation towards a digital business model. The challenge for organizations is to optimize the technological innovation of traditional banking to attract new consumers of financial services, with the aim of creating the bank of tomorrow, today. During 2017, Banco Supervielle’s Digital Innovation Team worked on the following services and disruptive technologies: Digital On Boarding; Mobile Corporate Banking; Face Biometrics and the new Cordial Compañia Financiera Application (Digital Acquisition Process).

Business Segments

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	For the year ended December 31, 2017
Segment	Net Revenue	Percentage	Net Income	Percentage
	(in thousands of Pesos)
Retail Banking	7,200,565	56.8%	681,019	36.3%
Corporate Banking	1,660,577	13.1%	538,216	28.7%
Treasury	426,137	3.4%	47,746	2.5%
Consumer Financing	2,320,345	18.3%	179,440	9.6%
Insurance	469,671	3.7%	205,614	11.0%
Asset Management & Other Services	601,584	4.7%	223,554	11.9%
Total Allocated to Segments	12,678,879	100.0%	1,875,590	100.0%
Adjustments(1)	577,989		561,470
Total Consolidated	13,256,868		2,437,059

(1)         Includes financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements the net interest income received from the investment of liquity at the holding company, as well as transactions between segments.

The following graphs set forth the breakdown of our net revenue and net income by segment before adjustments as of December 31, 2017.

The following table sets forth the breakdown of our assets by segment as of December 31, 2017.

	As of December 31, 2017
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments(1)	Consolidated Total
	(in thousands of Pesos)
Assets
Cash and due from banks	2,799,066	260,107	8,000,292	74,143	3,012	340	(7,485)	11,129,475
Government and corporate securities	—	—	15,255,201	—	87,832	3,003	—	15,346,036
Loans	20,868,845	27,605,696	2,302,233	6,093,736	—	—	(1,916,137)	54,954,373
Other receivables from financial transactions	(4,251)	506,331	4,570,399	794,727	330,864	315,115	48,211	6,561,396
Receivables from financial leasing	439,189	2,080,012	—	—	—	—	—	2,519,201
Other assets	379,155	10,893	244,148	522,328	111,323	285,235	1,907,715	3,460,797
Total Assets	24,482,004	30,463,039	30,372,273	7,484,934	533,031	603,693	32,304	93,971,278

(1)         Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

	As of December 31, 2017
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments(1)	Consolidated Total
	(in thousands of Pesos)
Securitized Portfolio	549,743	—	—	745,579	—	—	—	1,295,322
Loan portfolio on Balance	21,308,034	29,685,708	2,302,233	6,093,736	—	—	(1,916,137)	57,473,574
Total Assets	21,857,777	29,685,708	2,302,233	6,839,315	—	—	(1,916,137)	58,768,896

The following table sets forth the breakdown of our customers and active customers from December 31, 2016  to December 31, 2017.

	As of December 31, 2017		As of September 30, 2017		As of June 30, 2017		As of March 31, 2017		As of December 31, 2016
	Total Customers	Active Customers	Total Customers	Active Customers	Total Customers	Active Customers	Total Customers	Active Customers	Total Customers	Active Customers
Retail Banking	1,930,750	1,433,187	1,876,093	1,386,025	1,850,582	1,375,338	1,833,793	1,385,745	1,810,281	1,391,199
Corporate Banking	4,873	4,873	4,662	4,662	4,569	4,569	4,647	4,647	4,587	4,587
Consumer Finance	463,416	463,416	460,231	460,231	450,157	450,157	441,789	441,789	434,495	434,495
Total	2,399,039	1,901,476	2,340,986	1,850,918	2,305,308	1,830,064	2,280,229	1,832,181	2,249,363	1,830,281

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

The Bank has focused on automatic channels that provide greater functionality in face-to-face and digital automatic platforms, with a view to expediting transactions and generating new sales channels

Products and services are tailored to the needs of the different segments with which the bank works, focused on continuous improvement of customers’ experience. Two of our more strategic segments are the small companies, grouped in Emprendedores & Pymes (Entrepreneurs & Small Businesses), and high net worth customers, which we refer to as our Identité segment. Additionally, products and services are offered to meet the needs of senior citizens.

In 2017, the size of the mortgage market in Argentina increased by 113%. We believe mortgages represent a greenfield opportunity. We are among the top 5 private banks in Argentina, in terms of market size, in the mortgage market, according to private estimates, with about 10% of new mortgages lent by private banks after just one year. Through the offer of mortgages, we expect to gain new customers and to cross sell existing customers by building long-term and loyal relationships.

The service model is customized to strategic segments while the operations model fosters a commercial and personal approach to customers, an enhanced approach.  The bank has also developed a service model integrating new technologies and digital platforms to accelerate processes and improve customers’ experience, tailored to each profile.

As of December 31, 2017, the Retail Banking segment had Ps.21.9 billion of outstanding loans and financial leases (including securitized loan portfolio), and contributed with Ps.7.2 billion to our consolidated net revenues (56.8% of our net revenues before adjustments) and with Ps.681.0 million to our consolidated net income (36.3% of total segments’ net income before adjustments).We conduct our Retail Banking operations through the Bank.

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

In order to enhance strategic sub-segments, the Bank worked on lead generation through different sources, including agreements with small business associations and a presence at specific franchises and transportation events. Together with these actions, new tools were implemented to improve response speed to customers. Protocols for referral towards different channels were also implemented to improve efficiency.

Development of the differentiated service model continued to include over 79% of the branches and over 91% of the Retail Banking segment’s customers. The Bank focused on two specific executive profiles, offering specialized services to larger SMEs and streamlined services to smaller SMEs.

Focus was also placed on obtaining a deeper knowledge of a company’s lifecycle and its needs at different stages. To that end, two value propositions were developed, addressed at franchises and transportation market niches, and offering companies an adequate proposal for their needs in the different stages of their development. In addition, we continue to develop new value propositions for other new sub-segments.

•                  High Net Worth Customers. We offer our high net worth customers exclusive services such as priority access to our branches with minimal waiting time, concierge services, exclusive back offices for conducting banking activities, dedicated customer service representatives at the call center, a remote investment center and dedicated locations at our branches.

A new lead generation scheme was developed that adds attractive benefits for prospective customers and combines welcome credit card benefits, such as promoting early activation and exclusive benefits in supermarkets, gas stations, and restaurants, in addition to interest-free financing for the purchase of airline tickets.

The Bank continued to focus on our relationship with customers through promotions that encourage product placement. The development of credit approval platforms for credit cards and personal loans through digital channels continued throughout the year.

Taking into account the needs and requirements of customers, the face-to-face service model expanded to 60% of the branches, reaching 82% of the Retail Banking segment’s customers.

•                  Senior Citizens. The Bank facilitates ANSES payments to more than 1 million beneficiaries per month, including retirees, pensioners and social plans, and it believes it is the private bank with the largest presence in this segment.

In 2017, the Bank continued offering products and services addressing the needs of senior citizens, while further improving its value proposition and service model, particularly through Caja Rápida (cash dispenser with biometric identification) in its service centers.

With these new dispensers, the Bank aims at providing a streamlined and innovative service, reducing waiting times significantly and introducing to its senior citizen customers new forms of interacting with the Bank. At December 31, 2017, there were 124 Cajas Rápidas, covering 79% of the network.

•                  Middle-Income Persons. In 2017, digital and alternative channels were developed to ease migration for the customers of this segment. To that end, new functionalities were added to Home Banking, Mobile and Contact Centers.

The Bank focuses on providing a streamlined service in line with the customer needs as well as on enhancing the service model as regards product acquisition and placement.

The comprehensive proposal for the Retail Banking segment is aimed at optimizing service channels, satisfying customers’ expectations and becoming our customers’ first choice bank.

The Bank’s focus on payroll customers has yielded a significant increase of the customer base in this category

Through our Retail Banking segment, we offer retail customers a wide range of products and services as described below.

Packages of banking services. As of December 31, 2017, the Bank maintained more than 2.5 million savings accounts and more than 88,000 checking accounts. In 2017, the Bank serviced more than 791,000 product bundles for senior citizens, more than 173,000 Plan Sueldo (“Payroll”) accounts and more than 49,000 product bundles for high net worth customers. During 2017, the Bank encouraged bancarization at all levels, promoting streamlined transactions and enhancing the use of automatic channels. Campaigns were carried out to open savings accounts with debit cards for youth scholarships and social inclusion programs, which reached over 80,000 people. Likewise, the Bank offers bank accounts for minors to encourage the early development of savings habits and allowing for early contact with future generations of economically active individuals.

In line with the development of strategic segments, the Bank assessed the specific needs of customers with a view to designing products and services packages that meet the requirements of each sub-segment in order to actively support the development of customers and their community.

Investments. In line with the tax amnesty law implemented in 2017, the Bank developed special services addressed to financial customers, which resulted in deposits of U.S.$127.0 million. With a focus on the efficiency of operations, the Bank continued strengthening and developing autonomous channels for comprehensive management of investment operations. Time deposits through digital channels exceeded Ps.4.3 billion. A specific function was implemented in Homebanking for the management of bonds and stock holdings. A high percentage of time deposits, mutual fund transactions and share purchases and sales were made through automatic channels. Exchange transactions were consolidated during 2017 due to the extension of transaction hours, with an increase of 40% in the use of digital channels for exchange transactions. However, based on the principle of maintaining direct contact with strategic segment customers, the Bank created the Comprehensive Investment Center, and trained staff to provide personal advice to customers and instill in them the confidence necessary to attract their whole investment portfolio. During 2017, share and mutual fund portfolios managed by the Bank recorded an 86% and 167% increase, respectively.

Insurance. The Bank has continued to grow in the insurance business. During 2017, the Bank launched products such as insurance on mortgages and other secured loans. Developments were made in sales through digital channels, including simulators that allow customers to assess which service is in line with their profile, to customize our product.

Loans. The Bank offers personal loans, short-term advances and salary advances to payroll customers. The placement of personal loans was boosted by a renewed offer and special facilities in line with the needs of each segment, together with the sales through digital channels implemented during the year. Accordingly, and with a view to further enhancing the placement of personal loans, the Código de descuento product was relaunched in the province of Mendoza, with a renewed commercial proposal.

Our mortgages strategy focuses on inflation adjusted credit lines. These are denominated in unidades de valor adquisitivo (“UVA”), an inflation adjusted unit that allows capital loans to be adjusted daily. As a result, interest rates are set in real terms and currently range between 5.9% and 8.4%, depending on the type of mortgage and the customer segment.

The UVA was introduced by the Central Bank in September 2016. Since then, mortgages with low monthly installments are more accessible to clients, and a higher number of clients at lower income levels can access larger loans. According to the respective regulations, monthly credit payments cannot exceed 30% of the individual’s monthly salary.

During 2017, in view of the widening of the market following the implementation of the UVA Mortgage Loans, commercial management focused on the development of a new, highly competitive product, with no cap restrictions and a maximum term of 30 years, managed by an outsourced center, which accounted for placements amounting to Ps.1.5 billion.

Credit Cards. As of December 31, 2017, the Bank maintained approximately 717,130 Visa and MasterCard accounts. Over the course of 2017, the Bank added nearly 60,000 new credit card customers. During 2017, the Bank moved forward in the process of card renewal by the implementation of the CHIP technology, which will reduce skimming.

The Bank also worked in the implementation of the new OnBoarding digital platform, which will act as a contact point for non-customers and will enhance and streamline sales processes through merchants and sales points and web channels where customers may apply for credit cards using self-service solutions. The Bank maintained a strong focus on store adherence. With focus on efficiency, the processes and documents required for store admission were unified and updated. In a second stage, and with focus on experience, manual processes were replaced by digital templates.

Total deposits from the Retail Banking segment as of December 31, 2017 amounted to Ps.37.9 billion (U.S.$2.0 billion), a 45.4% increase from the Ps.26.0 billion recorded as of December 31, 2016. Retail branch deposits and Senior Citizens deposits continued to represent a high portion of total deposits. In 2017, retail branch deposits plus Senior Citizen deposits represented 53.8% of total deposits compared to 60% in 2016.

In 2017 the network’s area of influence was expanded with the opening of three new branches. These openings were intended to consolidate the Bank’s presence in areas with a high density of stores and to achieve full coverage in commercial corridors where SMEs are established.

Additionally, 2017 featured substantial changes in Service Centers, modernizing daily operations and meeting the needs of the elderly. With the development of automatic solutions for queries and cash withdrawals that include biometric identification, the Bank has paved the way for future generations of retired customers.

Corporate Banking

The Bank, through its corporate banking segment, generally works with SMEs, middle-market companies and large corporates. The customer service model is based on regionalization. Services to SMEs and medium-large companies in the City of Buenos Aires and its vicinities are provided through regional branches located in the most densely populated areas, industrial areas and areas with commercial activity. The Bank believes that its proximity to its corporate banking customers gives it a competitive advantage.

As of December 31, 2017, the corporate banking segment had Ps.29.7 billion of outstanding loans and financial leases, and contributed with Ps.1.7 billion to our consolidated net revenues (13.1% of our net revenues before adjustments) and with Ps.538.2 million to our total net income (28.7% of total segments’ net income before adjustments).

The main financial and transactional products and services that the Bank’s corporate banking segment offers are factoring, leasing, employee payroll services (through which it offers solutions to meet its customers’ working capital needs), foreign trade and cash management and transaction services. In addition, the Bank’s corporate banking segment also offers checking account short-term advances, factoring, secured and unsecured loans, Sociedad de Garantía Recíproca (SGR)-guaranteed loans, pledge loans, supplier payment services, check custody services, armored transportation services, collections services, corporate credit cards, pension services, deposit accounts (including time deposits and short-term deposits).

The following sets forth additional information on the main products and services offered by our corporate banking segment:

Leasing. Banco Supervielle’s leasing product maintained a high level of market acceptance, with over 1,100 contracts for a volume exceeding Ps.2.1 billion in 2017. As of December 31, 2017, we had a 15.2% market share in leasing in terms of private banks in Argentina.

During 2017, with a view to maintaining leadership and in the search for excellence in customer service, the leasing back office was established focusing on optimizing the response to, customers. For this purpose, the commercial team was restructured in the Branch Channel (dedicated to Large Companies, SMEs and Retail Banking) and the Vendor Channel (intended to increase penetration in the Vendor channel).

Factoring (check discounting, invoices and work certificates). The Bank participates in the check discounting market by offering three categories of products: (i) with recourse, where the customer who discounts the check with the Bank assumes the insolvency risk, (ii) first loss, where the customer assumes part of the insolvency risk, and (iii) non-recourse, where the Bank assumes all insolvency risk. Corporate banking factoring transactions represented 17.1% of the Bank’s loan portfolio as of December 31, 2017, and the Bank estimated that its share of the factoring market of Argentine financial system as of December 31, 2017 was approximately 7.5%, according to the most recent publicly available information published by the Central Bank.

In 2017, the Bank continued promoting E-Factoring, which allows, by means of installed readers, images of the checks to be received and cashed or deposited, streamlining their processing and reducing time and cost.

Foreign Trade. The Bank is an active participant in foreign trade financing and offer personalized advice regarding technical, commercial and regulatory matters related to foreign trade. The Bank draws on a trained staff to advise customers on foreign trade, foreign exchange transactions, international transfers, credit assistance in connection with products offered, and operating issues.

During 2017, exchange regulations affecting foreign trade continued to be eased, which led to a more agile settlement process. In addition, the year was characterized by a significant growth of financing related to foreign trade, especially in the second half of the year, reaching a historic record of financing transactions in U.S. dollars.

The E-Comex channel, which allows importer and/or exporter customers to make inquiries regarding on-going transactions and manage their payments and/or collections through the Home Banking of Corporate Banking, continued to be consolidated. 59% of the Bank’s total foreign trade related transactions were settled through this channel.

The Bank remains the only bank in the Argentine financial system to operate in the International Factoring market, through FCI (formerly called Factor Chain International), the largest and most prestigious chain of factoring companies.

By mid-December 2017, the Bank established a customer service center called “Contacto Comex”, staffed by a team of experts fully dedicated to responding to E-Comex inquiries from customers.

Cash Management and Transaction Services. The Banks offers a range of products and services designed to assist in the corporate administration process, including payments to suppliers, electronic banking, payments and collections, cash management and armored transportation. Supplier payment services ensure timely payment, optimize the use of customers’ funds and simplify our customers’ administrative tasks. The various payment options are designed to meet each company’s needs and include short-term advances based on deferred payment checks, with their respective statements and tax payment receipts, as well as transfers and payments against revolving credit facilities. Additionally, the Bank offers a convenient integrated check issuance, delivery and discounting service. Under various collection agreements entered into with service providers and public sector agencies, the Bank offers a comprehensive invoice and tax collection service using tellers, as well as a range of electronic payment options. Moreover, in the event that a company is paid for its products or services by credit card or voucher, the Bank serves as a payor bank for the major brands in the market, which enables credit card or voucher payments to be credited to the company’s account with us.

As members of the Red Interbanking (a network comprised of Argentina’s major financial institutions), the Bank offers an electronic communications system which enables our customers to optimize their banking transactions. The Bank’s corporate customers can connect to the service from their personal computers at any time and review their accounts at any member bank, send us messages, transfer funds, make electronic wage payments, supplier payments and tax payments, and display market data. The Bank offers different electronic products for each segment of its corporate clientele, for example, Datanet Plus, Datanet Manager and InterPYME. Datanet Plus and Manager target SMEs, middle-market companies and large corporates and InterPYME is a product designed for small businesses. The Bank processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time.

The Bank offers corporate electronic home banking services, which allows customers to access their bank accounts and information regarding our primary products and services online without having to leave their offices. People and businesses can access their account balance information and monitor account activity, factoring transactions, payments, deferred checks in custody and the status of checks written through the supplier payments service. Customers can also check the status of payments to leasing and foreign trade transactions, request checkbooks, carry out account transfers, pay paychecks, suppliers and corporate credit card bills, access electronic payment services for foreign trade services and discount checks remotely through the e-Factoring service with the electronic platform.

Sociedad de Garantía Recíproca (Mutual Guarantee Agents - “SGRs”). In 2017, the Bank remained the market leader, operating with 82% of the MGSs authorized in the country (28 out of 34 authorized SGRs and Guarantee Funds). The Bank is recognized as the bank of the SGRs by the Cámara Argentina de Sociedades y Fondos de Garantías and the Ministry of Production/Sepyme, the authority that supervises SGRs

In addition, during 2017, the Bank launched certain financing facilities secured by an SGR and addressed to SMEs that are part of value chains of large companies (e.g., wineries), in the City of Buenos Aires as well as in certain provinces.

Wines Division. During 2017, the Wines Division of Banco Supervielle continued implementing its strategy to become a specialized financial advisor to the wine industry.

The Bank’s target market consists of wine estates with high added value products, that focus mainly on the export market.  However, Banco Supervielle continued supporting all industry players, from leading grape producers to major wine estates as well as suppliers of wine manufacturing and bottling supplies.

The Bank’s strategy targets participants in the entire value chain of wine production, from grape producers through wineries. This broad based strategy also allows us to develop our Retail Banking products with these customers.

Customized Value Proposition

1. Franchises. The Bank has introduced innovative loan models including franchise system variables to support the growth of entrepreneurship in Argentina through a professional system. The Bank finances up to 40% of the initial investment (capped at Ps.800,000 for new franchisees), offering preferential rates and a 6-month grace period on principal payments.

2. Transportation. The Bank has developed products for the cargo transportation segment activities and the value chain that enhances the growth of entrepreneurs and SMEs in general. For example, one of the attributes deemed key for a value proposition for this segment is the prompt response for the approval of loans for expansion of their truck fleet. The Bank has implemented single-day approvals of preferential rate financing for secured loans and leasing for the purchase of trucks and/or semitrailers. This allows SMEs to face new business opportunities and plan their activities more accurately.

Treasury

The Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Retail Banking segment, the corporate banking segment and its own needs. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients. In 2017, this segment contributed Ps.426.1 million to the our consolidated net revenues (3.4% of total segments’ net revenues) and Ps.47.7 million of net income (2.5% of total segments’ net income).  Below is a description of the services offered under this segment:

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

Correspondent Banking. The substantial increase in foreign credit facilities during 2016 continued in 2017, with the clear support of international banks, which resulted in new and significant credit facilities both for foreign trade and for working capital.

International banks also offered 5-year loans, disbursements of which were made during the second half of 2017.

Additionally, the international factoring operation allowed the Bank to play an active role in the market as the only Argentine bank that promotes a non-traditional foreign trade product and is a member of Factors Chain International.

Capital Markets. The Bank’s capital markets department is responsible for structuring and placing debt and securitization instruments, primarily financial trusts, both for third parties and for all our subsidiaries. The Bank is one of the leading entities in the Argentine capital markets, with a 7.8% market share in Argentina in the year ended December 31, 2017.

During 2017, the Bank acted as arranger and underwriter of securitizations for Ps.4.1 billion, Ps.2.5 billion of which corresponded to six issues of Banco Supervielle and Cordial Compañía Financiera and Ps.1.6 billion of which corresponded to eight third party issues.

During 2017 the Bank acted as arranger of negotiable obligations for Ps.8.6 billion, Ps.2.8 billion of which corresponded to five local market issues of Banco Supervielle and Cordial Compañía Financiera, Ps.4.8 billion to foreign market issues of Banco Supervielle, and Ps.1.0 billion to five third party issues.

Public Sector and Intermediaries. On January 17, 2017, the Province of San Luis notified the Bank of its decision to terminate, effective as of February 28, 2017, the Financial Agency Agreement. The Financial Agency Agreement had been renewed twice and was due to expire in 2021. The government of the Province of San Luis has indicated that it will invite banks, including the Bank, to participate in the selection of a new financial agent. The Province has not yet released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. As of the date of this annual report, the Bank continues to provide financial services to the provincial government of the Province of San Luis and its employees in spite of the termination of the Financial Agency Agreement.

The Bank has maintained a presence in the Province of San Luis since 1996. After acquiring Banco de San Luis in 1996, the Bank was appointed exclusive paying agent for the government of the Province of San Luis to provide financial agency and tax collection services to the Province of San Luis and serve as payor bank to provincial government employees.

As of the date of this annual report, the Bank has a private sector business franchise in the Province of San Luis as well and provides full banking services to individual consumers and SMEs and middle-market companies. Further, the Bank provides its corporate customers in the Province of San Luis with a wide range of financial services and has a primary focus on infrastructure and construction projects.

As of December 31, 2017, the Bank’s exposure in the Province of San Luis was as follows:

As of December 31, 2017
(in thousands of Pesos, except for ratios and operating data)

Loans
Banco Supervielle Total Loan Portfolio	58,839.5
Payroll loan to the Province of San Luis employees	685
Payroll loans to the Province of San Luis employees / Banco Supervielle Total Loan Portfolio	1%
Loans to the provincial government	—
Deposits
Consolidated Total Deposits	60,757.8
Deposits made by the Province of San Luis	4,821
Deposits made by the Province of San Luis / Consolidated Total Deposits	8%
Net Revenue
Related Net Revenue / Banco Supervielle’s Consolidated Net Revenue	3%
Operating Data
Employees	332
Branches	22
Senior Citizen Service Center	3
ATM’s & Self Service Terminals	130

Of the Bank’s approximately 227,000 customers in San Luis, it offers payroll services to about 24,000 employees that were covered by the services provided under the Financial Agency Agreement.

Consumer Financing

Through CCF and Tarjeta, we offer personal loans, credit cards, and consumer credit for goods to middle and lower-middle-income underserved banking segments focusing its operations on two key tenets:

(i)      Accessibility: flexible proposals focused on the client and adapted to the multichannel concept.

(ii)     Diversification: products that satisfy the needs of customers at each stage of their lives with personalized offerings and differential value proposals depending on the different clusters to which they belong.

The Consumer Financing segment’s loan portfolio totaled approximately Ps.6.8 billion (U.S.$364.3 million) at December 31, 2017 (including the securitized loan portfolio).

For the year ended December 31, 2017, Consumer Financing contributed Ps.2.3 billion to our consolidated net revenues (18.3% of our net segments’ revenues) and Ps.179.4 million of net income (9.6% of total segments’ net income).

As of December 31, 2017, CCF offered the following products:

Personal Loans. CCF offers cash loans to individuals at a fixed interest rate. In 2017, CCF granted more than 182,000 personal loans, amounting to Ps.3.8 billion in the balance of personal loans.

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

The agreement as exclusive provider of financial services to Walmart’s customers in its stores is in force until August 2020, pursuant to the third consecutive renewal of this agreement executed in December 2014. This is the fourth consecutive period in which this agreement has been in effect.

Insurance

Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance and life insurance. All insurance products are offered to all our customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of our customers as well.

In 2017, our insurance operations through Supervielle Seguros contributed Ps.469.7 million to our consolidated net revenues (3.7% of our net segments’ revenues) and Ps.205.6 million of net income (11.0% of our segments’ net income).

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

In March 2016, the Central Bank issued a new resolution, effective as of September 1, 2016, which prohibits financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance and total and permanent disability insurance for debit balances for their clients. As a result, since September 1, 2016 the Bank and CCF assume these risks by self-insuring and no longer contract new credit related insurances.

In 2017, Supervielle Seguros began offering home, protected technology, protected contents, total protection and broken bones policies in addition to personal accidents, protected bag, temporary life and debtor’s credit life insurance policies.

Supervielle Seguros is continuously offering new products to the different customer segments of Grupo Supervielle companies: high net worth individuals (Identité), senior citizens, Entrepreneurs and SMEs, customers of the consumer finance and corporate and medium and large entities segments.

Supervielle Seguros focuses on the marketing of insurance policies through the networks of the Bank and CCF, as well as on credit related and other insurance intended to meet the needs of our different channels and customers.

Though the current organizational structure remains flexible, focused on critical strategic and control duties, supporting the remaining processes with core areas of Grupo Supervielle and with the advice of independent specialists through the implementation of services agreements, the company began during this year with the survey of processes to determine the investments required in technology and infrastructure, with a view to optimizing its processing capacity.

In 2017, Supervielle Seguros consolidated its offers in the following products:

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

Home Insurance. Home insurance coverage includes fire insurance (building and content), theft of content, theft and damage of appliances, glass breakage, civil liability, personal accident coverage for domestic staff and home assistance service in cases of emergencies.

Technology Insurance. Technology insurance covers theft or accidental damage as a result of theft of electronic equipment (includes notebooks, cell phones, tablets, smartphones, cameras and GPSs). In case of theft or accidental damage as a result of theft, the cost of the stolen property or the cost of repair will be compensated up to the maximum insured amount (once the repair invoice is provided).

Protected Bag Insurance. Protected bag insurance covers theft and accidental damage in relation with purchases paid with Walmart card, Mastercard Walmart card and Carta Mastercard card.

ATM Insurance. ATM insurance covers robbery at ATMs, death at the time of the assault and reimbursement of the costs of stolen documentation.

Protected Content. Protected content insurance covers theft and accidental damage of the personal effects that are inside a vehicle.

Broken Bones. The broken bones insurance covers death as result of an accident up to the amount of the insured capital. A certain amount will be paid in the event of quadriplegia or paraplegia, according to the respective insurance plan and once such condition has been verified by a medical audit. This insurance also covers the simple breakage of bones produced as an immediate consequence of an accident.

Supervielle Seguros has experienced a trend of growth in gross written premiums, reporting Ps.182.0 million in the first quarter of 2017, Ps.188.8 million in the second quarter of 2017, Ps.186.7 million in the third quarter of 2017 and Ps. 232.1 million in the fourth quarter of 2017.

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2017.

Gross written premiums by product
(in millions of Pesos)

						% Change
	4th quarter 2017	3rd quarter 2017	2nd quarter 2017	1st quarter 2016	4th quarter 2016	4th quarter 2017 vs. 3rd quarter 2017	4th quarter 2017 vs. 4th quarter 2016
Life insurance and total permanent disability insurance for debit balances	35.7	48.9	64.3	82.4	103.4	(27.0)%	(65.5)%
Personal Accident Insurance	17.6	17.1	16.0	13.8	13.2	3.2%	32.9%
Protected Bag Insurance	36.3	35.3	33.7	27.9	28.0	2.7%	29.9%
Broken Bones	6.7	6.2	6.5	0.1	—	8.9%	—
Others	7.0	0.5	0.4	—	—	1,346.3%	—
Home Insurance	28.0	3.1	—	—	—	809.1%	—
Technology Insurance	10.8	1.6	—	—	—	564.2%	—
ATM Insurance	5.9	1.5	—	—	—	290.7%	—
Mortgage Insurance	2.8	0.2	0.3	—	—	1,300.0%	—
Life Insurance	81.3	72.4	67.7	57.8	54.4	12.3%	49.5%
Total	232.1	186.7	188.8	182.0	199.0	24.3%	16.6%

Asset Management & Other Services

We also offer mutual fund services through SAM, and non financial services and products through Espacio Cordial.

In 2017, these additional operations contributed Ps.601.6 million to our consolidated net revenues (4.7% of our segments’ net revenues before adjustments) and Ps.223.6 million of net income (11.9% of our segments’ net income before adjustments).

In 2017, SAM recorded Ps.113.2 million of net income, compared to Ps.77.4 million and Ps.81.8 million for years ended December 31, 2016 and 2015, respectively.

SAM’s assets under management amounted to Ps.14.7 billion as of December 31, 2017, compared to Ps.10.0 billion and Ps.5.9 billion as of December 31, 2016 and 2015, respectively.

As of December 31, 2017, SAM had approximately 12,000 customers.

The following graph sets forth the breakdown of SAM’s assets under management as of December 31, 2017.

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its Premier funds family. As of December 31, 2017, SAM had U.S.$780.6 million of assets under management.

The PREMIER family of funds consists of a Fixed Time Deposit Fund (Money Market Premier Renta CP in Pesos), five fixed income funds (Premier Renta Plus, Premier Renta Fija Ahorro, Premier Capital, Premier Renta Fija Crecimiento and Premier Renta Mixta in U.S. dollars), a variable income fund (Premier Renta Variable), an Investment Fund in SME securities (Premier FCI Abierto PyMEs) and three Mixed Income Funds, that invest in agricultural commodities derivatives (Premier Commodities Agrarios) and in combined portfolios of negotiable securities in Pesos, U.S. dollars and futures contracts (Premier Inversión and Premier Balanceado).

Fixed income funds offer the possibility to invest in short and medium term private and public debt assets. The Mutual Fund Premier Renta Plus portfolio is mainly made up of Lebacs and Provincial Bills, Mutual Fund Premier Renta Fija Ahorro invests in Lebacs, time deposits and negotiable obligations, Mutual Fund Premier Renta Fija Crecimiento is made up of short and medium term public and private debt assets and Mutual Fund Premier Capital invests in financial assets computable for the insurance companies’ investment regulations. The portfolio of Mutual Fund Premier Renta Mix in U.S. dollars is made up of fixed income assets denominated in U.S. dollars issued by the Argentine government, provincial governments and companies.

The placement of these products is made by the Bank primarily through its commercial channels, by SAM and by brokerage firms. In December 2014, SAM began to offer its fund investment services to customers through the Bank’s corporate home banking service. This service broadens SAM’s channels of distribution and offers clients a high quality service.

In 2018, SAM plans to broaden its products to take advantage of new opportunities expected to be introduced by the new Capital Markets Law.

Retail Sales. Espacio Cordial sells various types of goods and services through a wide range of distribution channels, with a focus on cross-selling to our banking customers.

During 2017, we continued doing business and growing in already developed direct and indirect channels. In the direct channel, we continued to grow through points of sale located at the Bank’s senior citizens dedicated branches throughout Argentina, mainly selling home appliances, health care plans, safety plans, prepaid services and tourist packages. Using indirect channels, we offered prepaid health services and the sale of electronic and home appliances by telephone and home appliances. We also offered through Tienda Supervielle technology products, home related products, furniture, sport products, clothing, well being and beauty related products, toys, perfumes and accessories.

Likewise, in 2017, we implemented new sales channels for all goods and services categories. In the tourism category, we launched our online channel through Tienda Supervielle Viajes with a competitive offer for hotels, flights, trains, travel assistance and experiences such as the 2018 FIFA World Cup. In the services category, we sold health care plans in the digital channel through a strong online strategy in social media and, in the electronic category, we entered into agreements with strategic partners for the marketing of such goods on their networks.

In partnership with CCF and Emilio Luque, a retail and wholesale supermarket chain, in December 2017, the electronic sector, fully managed by Cordial Servicios, was opened at the Salta branch of such company. This is the first step of Emilio Luque’s branch expansion plan as well as the kick-off of the first expansion project of Cordial Servicios on third party networks intended to attract customers for Grupo Supervielle.

Our health care products and services offers were also enhanced. In the case of home and technology, categories and number of goods were doubled, and the tire and car accessories category was created in Tienda Supervielle. In relation with services, we launched a new kinesiology plan and we designed custom plans for the different customer segments.

In 2017, Espacio Cordial sold approximately 102,943 electronic products and approximately 146,000 service plans.

In 2017, net revenues from Espacio Cordial amounted to Ps.390.5 million (U.S.$20.8 million) compared to Ps.152.2 million in 2016.

For 2018, the objective of Cordial Servicios is to increase income in the 78 existing points of sale and at the already developed and recently implemented indirect sales channels.

Corporate Social Responsibility

Grupo Supervielle has become an important part of the Argentine financial system with a high potential of visibility in its social investments. Its social commitment has been growing steadily as its clients continue to increase their expectations regarding the social impact of its projects. Grupo Supervielle has a strong regional presence which allows it to participate in social actions, particularly in places and areas of poor social investment.

The strategic objectives of CSR are as follows:

(i) Be perceived not just as a profitable and innovative bank but also as an agent of change and creator of sustainable social value;

(ii) Develop an innovative and transformative strategy with concrete, measurable and high-impact actions;

(iii) Synergize CSR initiatives with local communities in which the bank has commercial activity; and

(iv) Build a collaborative and co-responsible organizational culture through programs designed in alliance with NGOs and Corporate Volunteering actions.

The CSR strategic plan is developed through 20 programs grouped in four core axis:

(i) Senior Citizens: Programs for senior citizens aim to promote active and healthy aging, social participation and the prevention of dependency.

(ii) Childhood: Programs for children help fight child poverty and malnutrition.

(iii) Education: Education programs promote opportunities through education.

(iv) Institutional Strengthening: Programs designed to contribute to the strengthening of public institutions and the construction of a long-term public agenda.

In 2017, Grupo Supervielle published its annual edition of the Sustainability Report covering 2016. The sustainability Report is prepared based on the guidelines and standards of the Global Reporting Initiative (“GRI”) and is available on the Banco Supervielle website.

Our Subsidiaries

Banco Supervielle S.A.

We own 96.8% of the share capital of the Bank and Sofital owns 3.1%. The Bank is a universal commercial bank and our largest subsidiary. When consolidated with CCF, the Bank accounted for 98.2% of our total assets as of December 31, 2017. During the last fifteen years, the Bank experienced significant growth while efficiently managing risks, including those posed by the 2001-2002 crisis and the 2008 international economic downturn. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail and corporate customers.

According to the Central Bank, as of December 31, 2017, the Bank ranked ninth in terms of deposits, eighth in terms of total loans and ninth in terms of total assets among private banks in Argentina. As of such date, the Bank ranked fourth in terms of deposits and in terms of total assets among domestically-owned private banking groups. In 2017, the Bank continued to be a leader among private banks with respect to the payment of federal benefits to senior citizens in terms of the number of payments made. The Bank is also one of the leading providers of (i) factoring services in Argentina, with a 7.5% in the financial system as of December 31, 2017 and (ii) leasing services, with a market share estimated to be above 15.2% as of December 31, 2017.

As of December 31, 2017, the Bank on a consolidated basis had total assets of Ps.92.4 billion, a total loan portfolio (including the securitized loan portfolio) of Ps.60.3 billion and total deposits of Ps.60.8 billion, and its shareholders’ equity totaled Ps.10.0 billion.

Cordial Compañía Financiera S.A.

The Bank owns 95% of CCF’s common shares and Grupo Supervielle owns the remaining 5%. As of December 31, 2017, CCF had total assets of Ps.7.0 billion, net shareholders’ equity of Ps.1.6 million and a personal loan portfolio and credit card loan on balance of Ps.6.2 billion (including the securitized loan portfolio, the total loan portfolio and credit card loans amounted to Ps.7.4 billion) and approximately 393,000 active credit cards issued.

In August 2011, we purchased CCF, a company formerly known as GE Compañía Financiera S.A., a financial services division of General Electric. GE Compañía Financiera had been operating for more than ten years in the Argentine market with financial products such as credit cards, personal loans, consumer loans and a wide range of insurance products.

Since 2000, through an agreement with Walmart Argentina, CCF has had exclusive rights to promote and sell financial and credit products to Walmart Argentina customers nationwide, including Changomas stores. The Walmart Argentina agreement grants CCF access, on an exclusive basis, to a distribution channel that includes 108 Walmart Argentina and Changomas stores located throughout Argentina and all future stores to be opened by Walmart Argentina during the term of the agreement. On July 6, 2010, CCF renewed the Walmart Argentina agreement through August 31, 2015 and in December 2014, CCF renewed the agreement again, through August 2020. This new extension of the agreement is expected to foster the expansion of CCF’s business and the development of large, long term projects that are expected to bolster the growth of both parties to the agreement.

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

The concept of multi-channel banking requires CCF to have a presence everywhere in Argentina, including each of the 23 provinces, which it does through 116 branches and three main channels of distribution:

•                  Walmart Financial Services:  Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Walmart Argentina, reaching approximately 390,000 customers.

•                  Tarjeta Branches:  Through this channel, CCF offers financing to middle and lower-middle-income customers. This service has a strong presence in the Patagonia region and reaches approximately 54,000 customers.

•                  “Tu Crédito Hipertehuelche”:  Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Hipertehuelche Supermarkets, reaching approximately 20,000 customers.

To secure its market presence and to maximize customer satisfaction and prospects, CCF owns financial service stands in all medium and large Walmart Argentina locations and has a total of 80 sales and services points (compared to 67 sales and services points as of December 31, 2017). In smaller Walmart Argentina locations, CCF has developed a customer sales and services model through exclusive technology that does not require on-site presence.

Since 2014, CCF has been an exclusive financial services provider of customers of Hipertehuelche Supermarkets in the 16 stores Hipertehuelche has in the Argentine Patagonia. In these stores, CCF’s has a financial services stand where it offer its products. Hipertehuelche is a home improvement and construction products retail chain.

For the year ended December 31, 2017, CCF was the first private issuer of MasterCard credit cards with account summary in Argentina.

Tarjeta Automática S.A.

Tarjeta was founded in 2002 to offer credit services to a segment of customers to whom banking services were not previously available. Its operations are concentrated primarily on granting personal loans. In 2007, we acquired Tarjeta.

Tarjeta has 20 public service branches and 41 stands at retail chains. The highest concentration of Tarjeta branches is in Patagonia.

Supervielle Seguros S.A.

In June 2013, Grupo Supervielle and Sofital purchased 100% of the shares of Supervielle Seguros (formerly known as Aseguradores de Créditos del Mercosur S.A.). Supervielle Seguros began operations in October 2014.

Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. A Central Bank resolution issued in March, 2016 and effective September 1, 2016, prohibits financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, since September 1, 2016, both Banco Supervielle and CCF are self-insured against these risks and only contract new credit related insurances for mortgages loans. We intend to continue to expand this business and launch new insurance products previously offered to our customers by other insurance companies.

In parallel with the consolidation of its non-credit related insurance business, Supervielle Seguros plans to advance its products, adapt to the needs of its distribution channels and clients and evaluate how to incorporate the business into the credit-related businesses.

Supervielle Asset Management S.A.

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

As of December 31, 2017, SAM managed 11 mutual funds and had U.S.$780.6 million of funds under management. Based on data from the Argentine Association of Mutual Funds, we estimate that we have a market share of approximately 2.63% of the mutual fund industry in Argentina and that SAM is ranked 13 out of 46 managers in the market.

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

As of the date of this annual report, Sofital holds 3.1% of the capital stock of the Bank and 5.0% of the capital stock of SAM.

An in-kind capital contribution by Mr. Julio Patricio Supervielle of 7,672,412 non-endorsable ordinary registered shares of Sofital S.A.F. e I.I. to Grupo Supervielle was approved at a shareholders’ meeting of Grupo Supervielle dated April 27, 2017. The capitalization of such capital contribution was approved by the CNV and registered by the IGJ on February 28, 2018.

Investments in and Divestments of Grupo Supervielle in its Subsidiaries

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

On May 26, 2017, Grupo Supervielle, Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle completed the transfer of their shareholdings in Viñas del Monte S.A., which were sold for an aggregate amount of U.S.$1,500,000. Grupo Supervielle transferred a total of 904,142 common, registered, non-endorsable shares to Ramón Francisco Federico and Guillermo Héctor Federico; Sofital S.A.F. Sofital S.A.F. e I.I. transferred a total of 47,000 common, registered, non-endorsable common shares to Ramón Francisco Federico and Guillermo Héctor Federico; and Mr. Julio Patricio Supervielle transferred a total of 2,618 common, registered, non-endorsable shares to Ramón Francisco Federico and Guillermo Héctor Federico.

On July 24, 2017, Grupo Supervielle and the Bank made an irrevocable capital contribution in advance of future capital increases to CCF for an amount of Ps.2.5 million and Ps.47.5 million, respectively.

On September 20, 2017, Grupo Supervielle, the Bank and CCF made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of Ps.131.3 million, Ps.15.0 million and Ps.3.8 million, respectively.

On November 24, 2017, Grupo Supervielle made an irrevocable capital contribution to the Bank for an amount of Ps.2.6 billion. On same date, the Bank held an ordinary shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of Ps.105.5 million.

On December 13, 2017, Grupo Supervielle and the Bank made an irrevocable capital contribution in advance of future capital increases to CCF for an amount of Ps.30.0 million and Ps.570.0 million, respectively.

On January 16, 2018, Grupo Supervielle and the Bank made an irrevocable capital contribution in advance of future capital increases to CCF for an amount of Ps.19.0 million and Ps.361.0 million respectively. On January 24, 2018, CCF held an ordinary shareholders’ meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of Ps.56.751 million.

On April 6, 2018, the Board of Directors of Grupo Supervielle approved to issue an offer for the acquisition of 4,000,000 ordinary, nominative, non-endorsable shares of Ps.1 par value and entitled to one vote per share, representing 100% of the share capital of MILA for a total price of U.S.$20 million subject to price adjustment. MILA specializes in car financing, particularly for used cars. The acquisition is expected to close in the second quarter of 2018 subject to certain customary conditions precedent.

On April, 19, 2018, the shareholders’ meeting of the Bank approved the capitalization of the capital contribution commited by us for an amount of Ps.861 million.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the national government in Argentina. Based on the publicly available information released by region, the City of Buenos Aires had a GDP per capita in 2005 of approximately U.S.$40,000 and a population of approximately 2.9 million (approximately 7.2% of Argentina’s overall population). As of December 31, 2017, the unemployment rate in the City of Buenos Aires increased to 5.9% from 5.7% as of December 31, 2016. In terms of the banking sector, there are 843 bank branches (out of a total of 4,497 bank branches in Argentina) in the City of Buenos Aires. As of June 30, 2016, according to the last available information, the city accounts for 47% of total deposits and 53% of loans in Argentina.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. Based on the most recent publicly available information released by region, the Province of Buenos Aires had a GDP per capita in 2005 of approximately Ps.12,000 and a population of approximately 15.6 million (approximately 38.9% of Argentina’s overall population). As of December 31, 2017, the unemployment rate in the Province of Buenos Aires decreased to 8.4% from 8.5% as of December 31, 2016. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,449 bank branches (out of a total of 4,497) bank branches in Argentina) in the Province of Buenos Aires. As of June 30, 2017, according to the last available information, the region accounted for 23% and 18% of total deposits and loans in Argentina, respectively.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Based on the most recent publicly available information released by region, Mendoza had a GDP per capita in 2005 of approximately Ps.13,000 and a population of approximately 1.7 million (approximately 4.3% of Argentina’s overall population). As of December 31, 2017, the unemployment rate in Mendoza decreased to 2.7% from 3.3% as of December 31, 2016. In terms of the banking sector, there are 173 bank branches (out of a total of 4,497 bank branches in Argentina) in Mendoza. As of June 30, 2016, according to the last available information, the city accounts for 2% of total deposits and loans in Argentina.

San Luis. The Province of San Luis is located in the Cuyo region. The primary industries in the Province of San Luis are agricultural production and tourism. Based on the most recent publicly available information released by region, the Province of San Luis had a GDP per capita in 2005 of approximately Ps.13,000 and a population of approximately 0.4 million (approximately 1.1% of Argentina’s overall population). As of December 31, 2017, the unemployment rate in the Province of San Luis decreased to 1.2% from 3.6% as of December 31, 2016. In terms of the banking sector, there are 51 bank branches (out of a total of 4,497 bank branches in Argentina) in the Province of

San Luis. As of June 30, 2016, according to the last available information, the Province of San Luis accounts for 0.5% and 0.3% of each of total deposits and loans in Argentina respectively.

Distribution Network

Our infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 340 access points (compared to 326 access points as of December 31, 2017), which include 180 bank branches (compared to 179 bank branches as of December 31, 2017), 78 of these bank branches are fully dedicated to serve senior citizens, 19 banking payment and collection centers, 80 CCF sales points located in Walmart supermarkets (compared to 67 sales points in Walmart supermarkets as of December 31, 2017), 61 consumer financing branches of Tarjeta and other points of sale and 521 ATMs and 193 self-service terminals.

As of December 31, 2017, the Bank’s loan portfolio to branches ratio, which we calculate by dividing the total amount of loans outstanding at the end of the period by the number of branches at the end of such period, was Ps.300.8 million, compared to Ps.191.5 million as of December 31, 2016 and Ps.120.5 million as of December 31, 2015. Based on the Peso amounts of the loan portfolios reported by the following Argentine private banks in their respective financial statements as of December 31, 2017, the loan portfolio to branches ratio of (i) Banco Macro S.A. was Ps.298.8 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.532.1 million and (iii) BBVA Banco Francés S.A. was Ps.503.9 million. The loan portfolio to branches ratio as of December 31, 2016 of (i) Banco Macro S.A. was Ps.194.8 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.379.1 million and (iii) BBVA Banco Francés S.A. was Ps.309.3 million. The loan portfolio to branches ratio as of December 31, 2015 for (i) Banco Macro S.A. was Ps.138.3 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.287.3 million, (iii) BBVA Banco Francés S.A. was Ps.227.5 million and (iv) the Argentine private banks was Ps.190.4 million. According to publicly available information provided by the Central Bank, as of December 31, 2017, the loan portfolio to branches ratio for all Argentine private banks was Ps.363.8 million.

The following table and map show the geographical distribution of branches, senior citizens dedicated branches and sales and collection centers, except otherwise indicated:

Distribution Network

	As of December 31, 2017	As of the date of this annual report
Banco Supervielle S.A. Branches(1)	179	180
Banco Supervielle S.A. Sales and Collection Centers	19	19
Tarjeta Automática S.A. Branches	20	20
Tarjeta Automática S.A. Sales and Collection Centers	41	41
Cordial Compañía Financiera Sales Points	67	80
ATMs	518	521
Self-service Terminals	186	193

(1)           In February and March 2017, the Central Bank approved our request to convert the remaining senior citizen service centers into full bank branches. As a result, as of the date of this annual report, we have 180 bank branches.

Deposits

The following tables compare the composition of the Bank’s (on a consolidated basis) total liabilities and deposits with those of all Argentine private banks’ in each case as of December 31, 2017:

	Year ended December 31, 2017
Liabilities	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Deposits	60,758	73.7	1,374,702	75.6
Other Liabilities	21,646	26.3	442,967	24.4
Total	82,404	100	1,817,669	100

	Year ended December 31, 2017
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Checking accounts	5,700	9.4	238,408	17.3
Saving Accounts	29,579	48.7	595,372	43.3
Time deposits	17,259	28.4	413,838	30.1
Other deposits	8,220	13.5	127,084	9.2
Total	60,758	100	1,374,702	100

Due to the importance of the franchise of our deposit network, retail plus senior citizens deposits continued to account for a significant portion of total deposits. As of December 31, 2017, retail plus senior citizens deposits represented 54% of total deposits, compared to 60% as of December 31, 2016.

Loan Portfolio — General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. Our loan portfolio has grown significantly since 2001. As of December 31, 2017, we had a loan portfolio (including the securitized loan portfolio) of Ps.60.3 billion (equivalent to U.S.$3.2 billion converted to U.S. dollars at the reference exchange rate as of December 31, 2017), compared to December 31, 2001, when we had a loan portfolio of Ps.92.9 million (equivalent to U.S.$92.9 million, converted to U.S. dollars at the reference exchange rate as of December 31, 2001).

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

We generally expect customers to repay loans with unencumbered cash available to them. A significant part of our loan portfolio is secured, and we assess the quality and liquidity of collateral before we grant any secured loan.

Interest Rate Terms

We price loans: (i) on both a fixed rate and floating rate basis; (ii) over different terms; and (iii) based upon different rate indices. Our pricing structures are consistent with our interest rate risk management policies and procedures. For more information on these policies and procedures, See “—Credit Risk Management.”

Loans to individuals (personal loans, credit card loans and mortgages) are priced only on a fixed rate basis, while loans to small businesses and SMEs are priced on both a fixed rate and floating rate basis as follows:

•                  Fixed rate: promissory notes (checking and invoice discounts, work certificates for government projects and warrants), overdrafts, foreign trade loans, automobile, personal loans and mortgages with adjustable principal, based on inflation.

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

Warrants. Warrants are granted to finance working capital needs for producers or sellers of commodities or non-commodities such as sugar, soy, wheat, corn, sunflower, peanuts, cotton, yerba mate and tobacco. We take collateral in respect of the warrants for at least 20% to 35% in excess of the value of the products, depending on the type of product. The most significant risk we face when extending warrant financing relates to the quality and preservation of the underlying assets. To mitigate this risk, we select third-party companies to assess and monitor the value and quality of the underlying products. We establish maximum warranty amounts ranging from Ps.5.0 million to Ps.40.0 million depending on the type of product. We set interest rates for our warrants based on the term of the warrant and the quality of the underlying product.

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

Mortgage loans

The Bank grants inflation adjusted mortgage loans. The Bank sets a fixed interest rate but the remaining capital is adjusted on a monthly basis according to the UVA monthly evolution. Therefore, the loan has index-linked capital payments (the value of the capital and the installment is updated by inflation). The Bank evaluates the creditworthiness of the client based on credit and legal track records, a minimum credit score and income level. The loan is granted based on a loan-to-value ratio up to 75% of the property value (with a unlimited maximum amount). The terms of the mortgage loans are from 12 months to 360 months.

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

Corporate unsecured loans

Corporate financial loans. Our corporate financial loans finance short term working capital needs of up to one year or medium term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.50 million. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors: the shareholders and management of the borrower, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to small businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.50 million. The maximum loan assistance that we provide is Ps.725,000 for unsecured loans and Ps.725,000 for factoring services. Our general policy is that our small business loan portfolio be composed 50% of unsecured loans and 50% of secured loans and factoring transactions. The Bank’s branches may grant up to Ps.150,000 of unsecured loans and Ps.150,000 of factoring transactions, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

Automobile and other secured loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.1,500,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 40% to 80% of the value of the vehicle at the time of sale.

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

This risk also encompasses liquidity risk, which exists whenever a financial transaction cannot be completed or generate liquidity in accordance with an agreement. The magnitude of credit risk losses hinges upon two factors:

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

The Board of Directors approves credit risk policies and strategies presented by the Risk Management Committee, in consultation with the Credit team, the Legal Affairs team and the Corporate Banking team, and in accordance with Central Bank regulations. The Bank’s credit risk policies and strategies seek to develop commercial opportunities and business plans, while maintaining a prudent level of risk. The credit policy is tailored to corporations and individuals from every segment.

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

•                  Expected Losses Calculation. This is calculated based on the results of the PD, EAD and LGD models. The expected loss calculation analyzes portfolio information to estimate the average value of loss distributions for a one year time horizon in the case of performing loans and for a lifetime horizon in the case of underperforming or non-performing loans.

•                  Minimum Capital Requirement Calculation. This is represented by the difference between the portfolio’s risk value and expected losses within a 99.9% confidence interval for individuals and 99.0% confidence interval for corporate customers. We have two minimum capital requirement models (one for corporate customers and one for individuals), which include the economic capital required for our concentration risk and securitization risk.

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

Applications by prospective retail customers are analyzed using an electronic application. Prospective corporate customers are evaluated on a case-by-case basis. There are no pre-approved lines of credit, except for individuals who may obtain a pre-approved line of credit based on their maximum debt burden ratio.

Credit Monitoring and Review Process

It is the Bank’s policy to continually track and monitor risk in order to anticipate or foresee changes in the macroeconomic environment and anomalies that may affect the course of customers’ activities and the repayment of loans. The Management and Credit Administration Department traces alert indicators for signals that may affect credit collection. Signals could be late payments of more than 30 days, alerts from credit bureaus, lawsuits from third parties, customers or suppliers and bounced checks. Action plans are in place to anticipate or mitigate potential nonperformance situations. The Credit and Risk Departments tracks alert indicators by:

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

•                  proposing action plans;

•                  involving the Corporate Forum and the Small Enterprises Forum;

•                  reporting customer alerts to officials and managers; and

•                  establishing allowances for estimated loan losses.

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit (in millions of Pesos)
		Unsecured	Secured
House Limit (Senior Committee + Board of Director’s Chairman)		Total Maximum Approval Limit
Credit Approval Committee Corporate Banking	Senior Committee (Credit Manager + Commercial Coordinator Manager + CEO + Credit Coordinators + One Member of the Board of Directors)	300	300
	Coordinating Officers Committee (Credit + Corporate Banking)	80	140
	Regional Committee (Credit Manager or Credit Officers + Commercial Manager)	40	70
Retail Financing	Small Businesses (Retail Credit Manager + Commercial Manager)	25	35
	Small Businesses (Retail Credit Manager or Credit Supervisors)	25	35
	Retail Automatic credit analysis process	1.5	—
	Retail Manual credit analysis process	—	10

•                  The Risk Management Committee has the following responsibilities regarding credit policies:

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

With respect to individual customers, the Recovery Area begins a collection process when credits become past due by three days. The recovery team issues automatic notice actions from the 3rd to the 7th past due days in order to warn the customers. After this period, the collection of the overdue credit is handled by a third-party collection agency. After 90 days, the Recovery Area determines whether the past due credit should be sent to a different collection agency or it made subject to legal proceedings.

In the case of corporate customers, payment defaults are analyzed on a case-by-case basis, taking into consideration the size of the loan and the number of days in arrears, among other factors. However, generally, past due credits of corporate customers enter the collection process after 90 days. For financial leasing customers, the collection process begins after a credit is past due by 60 days. The Recovery Department may engage in extra-judicial settlement negotiations and approve payment proposals by debtors of amounts up to Ps.1 million.

The Corporate Forum meets every month to review the past due credits after 35 days, while the Retail SME Forum meets biweekly to review the outstanding dues after 15 days. This process allows the Corporate Recovery department to manage risk earlier, and also to take actions such as refinancing a loan, reducing the interest or using a guarantee.

The Corporate and Retail SME Forum, jointly with the Corporate Recovery department, can submit proposals to the Coordinating Officers Committee on how to address loan defaults that are outside their scope.

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

Information Technology and Operations

During 2017, the Information Technology and Operations Department was restructured to boost existing capacity, and adapt the functions scheme to its strategy.

A three-year strategic plan was developed, based on three pillars: adapting our information technology to our strategic business projects, developing the existing technological capabilities based on the improvement opportunities and guidelines associated with the Bank’s strategy; and defining and executing IT specific strategic plans which pave the way for advances in areas such as technological infrastructure, applications, service operation, quality and governance.

The strategic business projects that called for IT initiatives were grouped into the following programs: Cash Management, Digital Banking, Senior Citizens Banking, Commercial Platform and Business Intelligence. During 2017, the Bank fully implemented the redesign of Individual Homebanking, Corporate Homebanking and Supervielle Mobile customer experience. The Bank also fully adapted the biometric identification system to the provisions of ANSES Resolution No. 648. A Wi-Fi connectivity system was installed in many Service Centers, the Comprehensive Customer Platform was optimized as well as processes to improve customer experience, commercial users and economic benefits. The Bank’s IT and Operations Department also completed initiatives relating to our loan origination process (Entrepreneurs and SMEs), cash management plans, customer identification and referral at the Service Center level and other aspects of our business.

Projects for the evolution of current capacities focused on the Bank’s strategy and the improvements resulting from the analysis of the operating model maturity, with a view to ensuring an efficient operating model and to positioning the IT area as Digital Bank enabler.

Centralized Operations

In 2017, important measures were adopted in furtherance of the Bank’s continued efforts to improve operating efficiency and service quality to internal and external customers, reduce expenditure and search for innovative processes, in compliance with local and international practices in an adequate internal control environment.

The Bank consolidated the operations of the Identité Service Centers to render a focused service intended to improve customer satisfaction.

Transaction load and sales management processes were automated, eliminating manual processes and optimizing productivity and reducing expenses.

CCF

CCF has implemented improvements in its technological infrastructure in telecommunications, datacenter and end user devices, to improve the availability and performance of the services offered to the business.  In 2017, projects were developed and implemented to continue offering an agile, simple and cordial service, emphasizing statements via email, launching a mobile application for consultation of credit card status and making improvements in interactive voice response via phone in order to provide a better customer experience and expand self-management.

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

In 2017, CCF created the consumer IT unit aiming at a transformation of IT by introducing the concept of customer experience and generating a comprehensive vision of their needs.

Digital Innovation Unit

In 2016, we created the Digital Innovation Unit. We believe that ongoing technological evolution has given rise to a digital revolution which has had a profound impact in the financial system. Changes in customer preferences could result in profound changes in the banking industry in the future. Our Digital Innovation Unit aims at establishing a deep and dynamic research process for the creation of value for new generations and profiles of users. The Digital Innovation Unit participates in the development of new tools (products or services).

We expect the future of financial services to be marked by a migration to a digital business model. The challenge for organizations is to optimize the technological innovation of traditional banking to attract new consumers of financial services, with the aim of creating the bank of tomorrow today. During 2017, therefore, Banco Supervielle’s Digital Innovation Team worked in the following services and disruptive technologies:

Digital On Boarding: Customers are accustomed to accessing digital services to satisfy their needs and desire a consistent experience in their use. With this in mind, we worked on digital platform in Argentina to purchase financial products. With a redesigned and simplified process, starting from registration, the platform will allow users to become customers in only two steps and have immediate access to tailor-made products and services.

Mobile Corporate Banking: In pursuit of offering innovative digital technologies to our corporate customers, in 2018 we launched the Corporate Mobile application. This application supplements the omnichannel portfolio and offers quick and convenient access to all the functionalities and financial services that we offer.

Face Biometrics: We believe that technological advances in the financial system should not be detrimental to its security. Our Digital Innovation team is dedicated to providing customers with simpler and more secure access to their financial services and information. In particular, we have begun developing  facial recognition capabilities in order to allow customers to access digital channels through biometric identification software.

New Cordial Compañia Financiera Application (Digital Acquisition Process):  We released a new version of the  Mobile application for Walmart and Carta Automática customers, adding additional digital services, such as the acquisition of new products.

Competition

Retail Banking, Corporate Banking and Treasury

The Argentine financial system remains highly fragmented compared to the rest of Latin America.

In 1999, the Argentine financial system had 116 financial entities. This number decreased to 100 in 2002 and 89 in 2005. As of December 31, 2017, this number decreased to 77, of which 62 were banks (13 public and 49 private). In terms of ownership, in 1999 Argentine and foreign entities each held 41.3% of the Argentine banks while the remaining 17.3% of the banks were held by the public sector. As of December 31, 2017, while the participation of the public sector was 21.0%, the portion of banks controlled by Argentine entities represented 53.2% and the portion of banks controlled by foreign entities represented 25.8%.

In 1999, there were 17 financial companies, nine of which were controlled by Argentine entities and eight of which were controlled by foreign entities, and seven credit unions. As of December 31, 2017, the number of financial companies was 14, five of which were controlled by Argentine entities and nine of which were controlled by foreign entities, and only one credit union remained.

Competitive Framework

We were one of the top 10 private banks in the Argentine financial system with respect to loans, deposits, assets and equity as of December 31, 2017, as presented in the following tables:

	As of December 31, 2017
	Total Assets
	(in millions of Pesos)	Share of Total (%)
Banco Santander Río S.A.	332,926.8	16.1%
Banco de Galicia y Buenos Aires S.A.	299,710.8	14.5%
Banco Macro S.A.(1)	225,514.8	10.9%
BBVA Banco Francés S.A.	221,165.6	10.7%
HSBC Bank Argentina S.A.	126,371.1	6.1%
ICBC S.A.	109,628.0	5.3%
Credicoop Cooperativo Limitado	103,839.4	5.0%
Banco Patagonia S.A.	93,718.0	4.5%
Banco Supervielle SA	88,808.8	4.3%
Citibank N.A.	69,785.2	3.4%
Banco Hipotecario S.A.	58,974.8	2.8%
Nuevo Santa Fe	49,222.0	2.4%
Itau Argentina	45,215.7	2.2%
Comafi	29,526.4	1.4%
Banco de San Juan S.A.	27,686.0	1.3%
Others	190,447.7	9.2%
Total Private Banks	2,072,541.1

	As of December 31, 2017
	Total Loans
	(in millions of Pesos)	Share of Total (%)
Banco Santander Río S.A.	166,220.7	15.5%
Banco de Galicia y Buenos Aires S.A.	158,817.4	14.8%
Banco Macro S.A.(1)	132,952.4	12.4%
BBVA Banco Francés S.A.	123,705.6	11.5%
HSBC Bank Argentina S.A.	65,921.2	6.2%
ICBC S.A.	60,661.0	5.7%
Banco Patagonia S.A.	56,337.7	5.3%
Banco Supervielle SA	50,776.8	4.7%
Credicoop Cooperativo Limitado	46,379.3	4.3%
Banco Hipotecario S.A.	31,909.0	3.0%
Nuevo Santa Fe	27,526.8	2.6%
Citibank N.A.	26,457.1	2.5%
Itau Argentina	22,895.6	2.1%
Banco Comafi S.A.	16,486.1	1.5%
Nuevo Banco de entre Rios S.A.	11,853.4	1.1%
Otros	72,909.7	6.8%
Total Private Banks	1,071,809.8

	As of December 31, 2017
	Total Deposits
	(in millions of Pesos)	Share of total (%)
Banco Santander Río S.A.	234,037.3	17.0%
Banco de Galicia y Buenos Aires S.A.	200,884.4	14.6%
BBVA Banco Francés S.A.	153,962.7	11.2%
Banco Macro S.A.(1)	143,636.5	10.4%
Credicoop Cooperativo Limitado	89,049.7	6.5%
HSBC Bank Argentina S.A.	85,860.2	6.2%
Banco Patagonia S.A.	68,685.4	5.0%
ICBC S.A.	64,952.7	4.7%
Banco Supervielle SA	60,057.4	4.4%
Nuevo Santa Fe	36,163.5	2.6%
Citibank N.A.	33,928.6	2.5%
Itau Argentina	29,903.1	2.2%
Banco Hipotecario S.A.	21,006.3	1.5%
Banco de Santiago del Estero S.A.	20,891.1	1.5%
Nuevo Banco de entre Rios S.A.	20,889.5	1.5%
Otros	110,976.4	8.1%
Total Private Banks	1,374,884.8

Source: Central Bank.

(1)         Includes Banco del Tucumán S.A.

(2)         Includes 33 private banks with assets below Ps.27 billion, as of December 31, 2017.

When consolidated with CCF, we were one of the top five private banks in the Argentine financial system with respect to personal loans as of December 31, 2017, as presented in the following table:

	As of December 31, 2017
	Personal Loans
	(in millions of Pesos)	Share of total (%)
Banco Macro S.A.(1)	47,376.7	22.4%
Banco Santander Río S.A.	29,382.2	13.9%
Banco de Galicia y Buenos Aires S.A.(2)	22,288.7	10.5%
BBVA Banco Francés S.A.	16,318.5	7.7%
Banco Supervielle SA(3)4)	14,579.4	6.9%
Nuevo Banco de Santa Fe	9,686.9	4.6%
Banco Patagonia S.A.	8,731.1	4.1%
HSBC Bank Argentina S.A.	7,087.3	3.4%
Banco Hipotecario S.A.	6,262.2	3.0%
ICBC S.A.	5,907.1	2.8%
Nuevo Banco de Entre Rios	5,493.2	2.6%
Others	38,316.8	18.1%
Financial Private System	211,430.2

Source: Central Bank.

(1)         Includes Banco del Tucumán S.A.

(2)         Consolidated with Compañía Financiera Argentina S.A.

(3)         Does not include securitized personal loan portfolio

(4)         Consolidated with CCF.

We were one of the top five private banks in the Argentine financial system with respect to leasing, as presented in the following table as of December 31, 2017:

	As of December 31, 2017
	Leasing
	(in millions of Pesos)	Share of total (%)
Banco Supervielle SA	2,519.20	15.2%
Banco Comafi S.A.	2,293.20	13.8%
BBVA Banco Francés S.A.	2,273.80	13.7%
Banco de Galicia y Buenos Aires S.A.	1,872.60	11.3%
HSBC Bank Argentina S.A.	1,363.0	8.2%
Banco Patagonia S.A.	1,361.70	8.2%
Credicoop Cooperativo Limitado	919.7	5.5%
Banco Santander Río S.A.	903.2	5.4%
ICBC S.A.	852.5	5.1%
Citibank N.A.	766.5	4.6%
Others	1,488.9	9.0%
Total Private Banks	16,614.3

Source: Central Bank

(1)         Does not include securitized leasing portfolio.

The Bank, when consolidated with CCF, ranked first among private banks in the Argentine financial system with respect to MasterCard active accounts as of December 31, 2017 as presented in the following table:

		As of December 31, 2017
		MasterCard active accounts with billing statement
1	Banco Supervielle S.A.(1)	9.8%
2	Banco de Galicia y Buenos Aires S.A	8.0%
3	Banco Macro S.A.	6.9%
4	BBVA Banco Francés S.A.	6.9%
5	HSBC Bank Argentina S.A.	5.7%
6	Banco Patagonia S.A	4.3%
7	Industrial and Commercial Bank of China (Argentina) S.A.	3.5%
8	Banco Itaú Argentina S.A	2.9%
9	Banco Columbia S.A.	2.4%
10	Banco Comafi S.A.	1.2%

Source: First Data Cono Sur S.R.L.

(1)         Consolidated with CCF.

Until our IPO in May 2016, the Bank ranked first among private banks in the Argentine financial system with respect to the origination of all bank asset securitization in the Argentine market. Since the IPO we significantly reduced the number of our own securitizations.  The Bank’s market share as of the periods indicated, are shown in the following table:

	As of December 31, 2017
	Bank asset securitization
	(in millions of Pesos)	Share of total (%)
Banco Sáenz S.A.	169	4.4%
Banco Supervielle S.A	736	19.1%
Banco BICA S.A	1,406	36.4%
BST S.A.	975	25.2%
Banco Comafi S.A	573	14.8%
Total	3,862	100.0%

Source: Company estimates based on data from the CNV.

We were one of the top ten companies in the Argentine capital markets with respect to the origination of total asset securitizations as of the periods indicated, as shown in the following table:

	As of December 31, 2017
	Total Securitizations
	(in millions of Pesos)	Share of total (%)
Grupo Electrónica Megatone	8,762	17.7%
Grupo Garbarino	4,578	9.3%
Grupo Frávega	4,283	8.7%
Grupo Carsa	4,253	8.6%
Grupo Supervielle	2,534	5.1%
Grupo Cencosud	2,270	4.6%
Vicentín S.A.I.C.	2,177	4.4%
Ribeiro S.A.C.I.F.A. e l.	1,790	3.6%
CMR Falabella S.A.	1,641	3.3%
Grupo Comafi	1,640	3.3%

Source: Company estimates based on data from the CNV.

The Bank faces a high degree of competition in virtually all core financial products with respect to pricing (interest rate or fee) and term. The Bank’s strategy in the face of this competition is to maintain aggressive business policies, differentiate itself with respect to product offering and customer service, and redesign processes for greater sales productivity.

Notwithstanding this competitive challenge, our strategy for growth, both organic and through acquisitions, has resulted in an 133.4%% increase in our financial system market share (excluding public banks) since 2005 according to the Central Bank. Throughout this period, we gained some of the market share lost by several of our larger competitors.

The following graph shows the Bank’s loan market share on a consolidated basis since 2001.

Source: Central Bank.

Taking into consideration total loan portfolio and receivables from financial leases portfolio, total loans and leasing market share was 5.1% as of December 31, 2017.

The graph below shows a comparison of the Bank’s loan portfolio CAGR compared to the average loan portfolio CAGR of Argentine private Banks and the private financial system (excluding public banks).

Source: Central Bank.

The graph below shows a comparison of the Bank’s loan portfolio growth compared to the average loan portfolio growth of the Argentine financial system.

Source: Central Bank.

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

Mutual Funds

With respect to the mutual fund market, based on third party sources we estimate our market share is 2.63% and that SAM is ranked thirteenth out of 43 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I., Itaú Asset Management S.A.S.G.F.C.I., HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

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

Banking Regulation and Supervision

Central Bank Supervision

Since September 1994, the Central Bank supervised Argentine financial institutions on a consolidated basis. Such institutions must file periodic consolidated financial statements that reflect the operations of headquarters, their branches in Argentina and abroad, and their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

Permitted Activities and Investments

The FIL governs any individuals and entities that serve as habitual financial intermediaries and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the FIL and by related Central Bank regulations. Commercial banks are allowed to perform any and all financial activities to the extent such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the FIL and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the referred authority, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or Board of Directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Furthermore, in respect of supplementary services, pursuant to Communication “A” 5700, as amended by Communication “A” 6241 and “A” 6342 issued on May 16 and October 13, 2017, respectively, commercial banks are authorized to operate local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. If the corporate purposes of such companies include two of the corporate purposes listed in section 2.2 of Communication “A” 5700, the authorization of the Central Bank is required.

Under Central Bank regulations, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual investment funds, may not exceed 50% of such bank’s regulatory capital (Responsabilidad Patrimonial Computable, or “RPC”). In addition, the total amount of a commercial bank’s investments in the following, taken as a whole: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” is limited to 15% of such bank’s RPC. To this effect, a given stock’s market price is considered to be “largely publicly available” when daily quotations of significant transactions are available, and the sale of such stock held by the bank would not significantly affect the stock’s quotation.

Operations and Activities that Banks Are Not Permitted to Perform

Section 28 of the FIL prohibits commercial banks from: (a) creating liens on their own assets without prior approval from the Central Bank, (b) accepting their own shares as collateral, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financial activities under Central Bank regulations. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and may own shares or debt of public services companies, if necessary to obtain those services.

Liquidity and Solvency Requirements

Legal Reserve

According FIL rules and Central Bank regulations, financial institutions are required to maintain a Legal Reserve to be funded with no more than 20% and no less than 10% of their yearly income. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders. For further information, please see “Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results.”

Non-liquid Assets

Since February 2004, non-liquid assets (computed on the basis of their closing balance at the end of each month, and net of those assets that are deducted to compute the regulatory capital) plus the financings granted to a financial institution’s related parties (computed on the basis of the highest balance during each month for each customer) cannot exceed 100% of the Argentine regulatory capital of the financial institution, except for certain particular cases in which it may exceed up to 150%.

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

Minimum Capital Requirements

The Central Bank requires financial institutions to maintain minimum capital amounts measured as of each month’s closing. The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, operational risk and market risk. Financial institutions  (including their domestic Argentine and international branches) must comply with minimum capital requirements both on an individual and a consolidated basis.

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with CCF:

	Year ended December 31,
	2017	2016	2015
	(in thousands of Pesos, except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	4,710,391	3,178,270	2,082,489
Allocated to Bank premises and equipment, intangible assets and equity investment assets	191,549	172,154	102,252
Market risk	121,155	45,385	30,741
Interest rate risk	—	—	—
Public sector and securities in investment account	131,109	78,472	16,739
Operational risk	1,016,501	713,227	512,948
Required minimum capital under Central Bank regulations	6,170,705	4,187,508	2,745,169
Basic net worth	9,903,099	5,706,639	2,597,534
Complementary net worth	913,256	778,885	662,679
Deductions	(386,192)	(338,671)	(291,653)
Total capital under Central Bank regulations	10,430,163	6,146,853	2,968,560
Excess capital	4,259,458	1,959,345	223,391

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets(1)	13.9%	12.5%	8.7%
Average shareholders’ equity as a percentage of average total assets	10.5%	11.2%	9.5%
Total liabilities as a multiple of total shareholders’ equity	8.2x	7.8x	10.9x
Cash as a percentage of total deposits	18.2%	22.6%	28.5%
Liquid assets as a percentage of total deposits	42.4%	26.6%	31.2%
Tier 1 Capital / Risk weighted assets	12.6%	10.9%	6.7%

(1)         Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank regulations by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank regulations.

As of December 31, 2017, Banco Supervielle’s Tier 1 ratio on a consolidated basis with CCF, was 12.6%, compared to 10.9% at December 31, 2016. Including the Ps.4.3 billion funds from the follow-on equity offering proceeds retained at the holding company, Grupo Supervielle, which are available for further capital injections in its subsidiaries, the consolidated proforma TIER1 Capital ratio as of December 31, 2017 stood at 18.41%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of December 31, 2017, the Bank’s total capital ratio on a consolidated basis with CCF was 13.9% compared to 12.5% as of December 31, 2016. Including the funds retained at the holding company (Grupo Supervielle) level after the follow-on equity offering of Grupo Supervielle, which are available for further capital injections into its subsidiaries, the consolidated pro-forma total capital ratio as of December 31, 2017 was 19.6%.

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

Category	Banks	Other Entities (*)
I and II	Ps.26 million	Ps.12 million
III to VI	Ps.15 million	Ps.8 million

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

Tier 1 capital consists of (i) ordinary capital level 1 (“COn1”), (ii) deductible items from ordinary capital level 1 (CDCOn1), (iii) additional capital level 1 (“CAn1”), and (iv) deductible items from additional capital level 1 (CDCAn1).

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

(vii) Other comprehensive results:

(a)         100% of the results registered in the following items belonging to the account “Other comprehensive cumulative results” for the most recent audited quarterly or annual financial statements:

•                  Revaluation of property, plant, equipment and intangible assets;

•                  Gains or losses of financial instruments at fair value with changes in other comprehensive income.

(b)         100% of the debtor balance of each of the items recorded under “Other comprehensive cumulative results” not mentioned in the preceding item, for the most recent audited quarterly or annual financial statements,

(viii) share premiums of the instruments included in COn1, and, in the case of consolidated entities, (ix) minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

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

Items deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) certain credits related to the application of tax deferrals; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) goodwill; (j) organization and development costs; (k) items pending allocation, debtor balances and other; (l) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (m) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (n) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished and (iii) the issuance of credit or debit cards as provided by Communication “A” 5700 (75% deductible as of June 2017 and 100% deductible as of June 2018); (o) excess in the granting of asset-backed guaranties, according to Central Bank’s regulations; (p) the highest balance of that month’s financial assistance to the public sector, when certain conditions are met; (q) earnings from sales related to securitizations under certain circumstances; (r) gains and losses related to derivative transactions due to changes in the credit risk of the financial institution; (s) losses from derivatives under certain circumstances and (t) equity interests in other Argentine or foreign financial institutions subject to a consolidated supervision.

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

The Bank has issued three series of subordinated notes, all of which are outstanding as of the date of this annual report. The series issued in 2013 and 2014 comply with all the requirements described above. However, the series issued in November 2010 is not in compliance with the requirements because it was issued prior to the effectiveness of Communication “A” 5580. See “Item 5.B Liquidity and Capital Resources—Financings—Bank — Foreign currency-denominated Subordinated Notes.” On February 9, 2017, under the Bank’s global program of simple negotiable obligations, not convertible into shares, for a nominal value of up to U.S.$2,300 million (previously, U.S.$800 million) (or its equivalent in other currencies or units of value), the Bank issued Class A Negotiable Obligations, which constitute unsubordinated senior obligations, and therefore are not computable for the purpose of calculating the RPC.

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

Limitations

Communication “A” 5580 (as amended and supplemented) establishes minimum thresholds regarding capital integration: (i) for COn1, the amount resulting from multiplying the capital risk weighted assets (“RWA”) by 4.5%; (ii) for the basic net worth, the amount resulting from multiplying the RWA by 6% and (iii) for the RPC, the amount resulting from multiplying the RWA by 8%. It is important to note that the RWA calculation results from multiplying the required minimum capital under Central Bank regulations by 12.5. The failure to comply with any of these limitations is considered an infringement of the minimum capital integration requirements.

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

Pursuant to Communication “A” 5398, the main elements of a strict capital evaluation include:

a) Policies and procedures to guarantee that the entity identifies, quantifies and informs all the important risks.

b) A process which relates economic capital with the current level of risk.

c) A process which sets forth capital sufficiency objectives related to the risk, taking a strategic approach from the entity and its business plan into consideration.

d) An internal process of controls, tests and audits, with the objective to guarantee that the general risk management process is exhaustive.

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

By means of Communication “A” 6464, the Central Bank amended and restated its regulations regarding dividend distributions by financial institutions. Pursuant to such regulations, dividend distributions shall be admitted as long as none of the following circumstances apply:

1) the financial institution is subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL;

2) the financial institution is receiving financial assistance from the Central Bank;

3) the financial institution is not in compliance with its reporting obligations to the Central Bank and;

4) the financial institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector.

5) if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or

6) if the financial institution did not comply with the applicable Additional Capital Margins (as defined below).

Financial institutions that comply with all of the above-mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income”, (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency.

In addition, financial entities may not distribute profits with the profit arising from the application of IFRS for the first time, and must set up a special reserve that can only be canceled for capitalization or to absorb any negative balances from the item “Unassigned results.”

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

Central Bank’s Communication “A” 5689, as amended by Communication “A” 6324, dated January 8, 2015, set forth that financial entities shall make an accounting entry for and provide information about any administrative and/or disciplinary penalties, and adverse criminal judgments issued by courts, which were applied or filed by the Central Bank, the UIF, the CNV and the National Insurance Superintendence (SSN). The amount corresponding to the accounting entry shall include all of the penalties and a provision for 100% of each penalty must be made. Such provisions must be maintained until payment is made or a final judgment is issued. According to Central Bank Communication “A” 5707, as amended by Central Bank Communication “A” 5827, if dividends are to be distributed, this amount shall also be deducted from the distributable amount. In April 2016, the Central Bank issued Communication “A” 5940, which amended provisions of Communication “A” 5689. Pursuant to such Communication, the financial entities that, to the date thereof, have an amount for these items registered in the account “Provisions — For administrative, disciplinary and criminal penalties,” must analyze, according to the enforcing legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” (which set forth that penalties must be probable and that their amount can be reasonably estimated).

In January 2015, Communication “A” 5694 of the Central Bank also established that those entities considered domestic systemically important (D-SIB) must take into account an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets which they must comply with using exclusively ordinary capital level 1 (Con1) according to the schedule described under “—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution” (currently, RWA is calculated by multiplying the required minimum capital under Central Bank regulations by 12.5). According to Central Bank Communication “A” 5707, as amended by Central Bank Communication “A” 5827, if dividends are to be distributed, this requirement becomes effective immediately.

Pursuant to Central Bank Communication “A” 5827, as amended by Communication “A” 6213, as of January 1, 2016, financial entities are required to establish a capital margin in addition to their minimum capital requirements, for the purpose of accumulating their own resources, which they will be able to use if they incur losses, thus reducing the risk of non-compliance with minimum capital requirements (“Additional Capital Margins”). The higher the use of such marginal amounts, the higher the percentage of profits that financial entities will be required to withhold in order to restore that margin. Additionally, the capital preservation margin shall be 2.5% of the entity’s RWA, in addition to applicable minimum capital requirements. In the case of financial entities qualified as systematically significant entities, the capital preservation margin shall be 3.5% of their respective RWA (the “Capital Conservation Buffer”).

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

RWAc: These are credit risk weighted assets, calculated by adding the following:

A x p + PFB x CCF x p + no DvP + (DVP + RCD+ INC(fractioning)) x 12.5

Variable “A” refers to computable assets/exposures; “PFB” is computable items which are not registered on the balance sheet (“off balance sheet items”); “CCF” the conversion credit factor; and “p” refers to the weighting factor, expressed on a per unit basis.

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

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos	0
To the public non-financial sector denominated and funded in Pesos, including securitized exposures	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code)	0
To the public non-financial sector and the Central Bank. Other	100
To other sovereign states or their central banks and other foreign public non-financial sector institutions	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	0
Other	100
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	100
Exposure to foreign financial institutions	100
Exposure to local and foreign companies and other entities - including national foreign exchange	100

Type of Asset	Weighting (%)

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

Minimum capital requirement for positions in stock. The capital requirement for the risk of holding equity positions in the trading portfolio applies to both long and short positions in ordinary shares, convertible debt securities that function like shares and any call or put options for shares, as well as any other instrument with a market behavior similar to that of shares, excluding non-convertible preferred shares, which are subject to the minimum capital requirement for interest rate described in the preceding paragraph. Long and short positions in the same security may be computed on a net basis.

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

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 5889 if the entity only purchases options — provided that the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month —, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative (“delta plus”) method, also contemplated in the regulation.

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

Furthermore, pursuant to Communication “A” 5867, as amended, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten business days, it must submit a regularization and reorganization plan within the following five business days and may become subject to an administrative proceeding initiated by the Superintendency.

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

•                  α: 15%.

•                  n: the number of twelve-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.

•                  IBt: gross income from twelve-month consecutive terms, provided that it is a positive figure, corresponding to the 36 months preceding the month of calculation.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds — Decree 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a 72 business hour term as from their deposit.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed term deposit of UVA and UVIs, the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, except for the period ranging from December of a year to February of the next year, period in which it shall be applied on a quarterly average. Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement, which in the case of transactions in Peso, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 6195) and Communication “A”6080):

		Rate %
		Category I		Categories II to VI
Item		Pesos	Foreign Currency	Pesos	Foreign Currency
1-	Checking account deposits	20		18
2-	Savings account, basic account and free universal account	20	25	18	25
3-	Legal custody accounts, special accounts for savings clubs, salary/social security accounts, special checking accounts for legal entities and social security savings accounts	20	25	18	25
4-	Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	20	25	18	25
5-	Unused balances of advances in checking accounts under executed overdraft agreements	20		18
6-	Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

		Rate %
		Category I		Categories II to VI
Item		Pesos	Foreign Currency	Pesos	Foreign Currency
7-

Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12, 13 and 14 of this table:

	(i) Up to 29 days	14	23	13	23
	(ii) From 30 days to 59 days	10	17	9	17
	(iii) From 60 days to 89 days	5	11	4	11
	(iv) From 90 days to 179 days	1	5	0	5
	(v) From 180 days to 365 days	—	2	—	2
	(vi) More than 365 days	—	0	—	0
8-	Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—		—
9-	Securities (including Notes)
	(i) Up to 29 days	14	23	14	23
	(ii) From 30 days to 59 days	10	17	10	17
	(iii) From 60 days to 89 days	5	11	5	11
	(iv) From 90 days to 179 days	1	5	1	5
	(v) From 180 days to 365 days	—	2	—	2
	(vi) From 365 days	—	—	—	—
10-	Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—		—
11-	Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	13	15	13	15
12-	Special deposits related to inflows of funds. Decree 616/2005		100		100
13-	Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	16		15
14-	Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs
	(i) Up to 29 days	7	—	6	—
	(ii) From 30 days to 59 days	5	—	4	—
	(iii) From 60 days to 89 days	3	—	2	—
	(iv) More than 90 days	—	—	—	—
15- Deposits and fixed term investments created in the name of minors for funds they receive freely		—	—	—	—

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

Minimum cash requirements may decrease:

1.              according to the participation in total financing to the non-financial private sector in pesos in the micro, small and medium-sized enterprise (“MiPyMES”);

2.              based on cash withdrawals made through ATMs of the entity;

3.              depending on the accreditations made by the National Social Security Administration (ANSES) for the payment of social security benefits;

4.              depending on the granting of financing to MiPyMES from section 1.1.14 of Section 1, Chapter XVIII, LISOL of Central Bank regulations;

5.              depending on the granting of financing under the “Ahora 12” Program. The implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry. Minimum cash requirements may increase with a defect in the application of credit quotas to clients other than MiPyMEs. Minimum foreign cash requirements may decrease in the event of a relaunching of LEBAC’s (Central Bank bills) subscriptions.

Internal Liquidity Policies of Financial Institutions

Liquidity Coverage Ratio

Pursuant to the Central Bank’s regulations on the liquidity coverage ratio (the “LCR”), financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments and must comply with the liquidity coverage ratio established thereunder, under a stress test scenario with a 30 day horizon. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and assets.

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

In addition to the LCR, there are other parameters that are used as systematic tools of control. These policies contain specific information regarding cash flows, balance structure and available underlying assets free of charge. These parameters, along with the LCR, offer basic information to evaluate the liquidity risk. The included parameters are:

•                           gaps in contractual terms;

•                           funding concentration;

•                           available assets free of restrictions;

•                           LCR for relevant currency; and

•                           market-related monitoring tools.

Additionally, Communication “A” 6209, as amended, sets forth that financial institutions must have an adequate stock of high-quality liquid assets (“HQLA”) free of any restrictions which can be immediately converted into cash in order to cover their liquidity needs during a period of 30 days in case of a stress scenario. Also, financial institutions must carry out their own stress tests so as to determine the liquidity level they should maintain in other scenarios, considering a period higher than 30 calendar days.

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

Pursuant to Communication “A” 5724, for implementing the above, the financial institutions must consider the following schedule:

Period	Ratio
January 2016 to December 2016	0.70
January 2017 to December 2017	0.80
January 2018 to December 2018	0.90
As of January 2019	1.00

The LCR calculation must be made on a permanent and monthly basis.

In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the Central Bank; certain national public bonds in Pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the International Monetary Fund, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

Net Stable Funding Ratio

Recently, the Central Bank introduced the net stable funding ratio (“NSFR”), effective as of January 1, 2018. The purpose of this ratio (which complements the LCR) is to encourage that long-term assets be financed with stable resources and, in this way, mitigate the risk of eventual tense situations in funding. By requiring financial institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet operations, the NSFR limits excessive dependence on short-term wholesale funding, promotes a better assessment of the funding risk of the items on and off balance sheet and favors the stability of the sources of funds.

The NSFR is defined as the quotient between the available amount of stable funding (MDFE) and the required amount of stable funding (MRFE):

NSFR: MDFE / MRFE

Where:

MDFE: is part of the capital and liabilities of the financial entity that are expected to be available for a period of one year; and it is calculated based on the general characteristics of the funding sources that financial institutions have that affect their stability, such as the contractual maturity of their liabilities and the different propensities to withdraw funds that have different providers of anchoring.

MRFE: the amount of funding necessary during this period, which is a function of the liquidity and residual term of the entity’s assets and of its off-balance sheet commitments; and it is calculated taking into account the general characteristics of the liquidity risk profile of the assets and of the off-balance-sheet exposures of the financial institution.

The NSFR must at all times be greater than or equal to one. The Superintendency may require the entity to adopt stricter standards in order to reflect its funding risk profile, also taking into account for that purpose the evaluation that has been made of compliance with the rules on “Guidelines for risk management in financial institutions” in terms of liquidity by the entity.

Entities must observe the NSFR at all times and report it to the Superintendency quarterly through the information regime established for this purpose.

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

Maximum limits for credit assistance to the non-financial private sector of the country and non-financial sector abroad are as follows:

Transactions with the non-financial private sector of the country and non-financial sector abroad		Maximum limit
i)	For each borrower
	a) Unsecured financings	15%
	b) Total financings (secured or unsecured) and/or collateralized obligations including financings guaranteed by third parties	25%
ii)	For each Reciprocal Guarantee Company (RGC) (including affiliates) or public guarantee fund	25%
iii)	For each export credit insurance company	15%

Maximum limits for credit assistance to the financial sector of the country are as follows:

			Taker
Transactions with the financial sector of the country		Lender	Rated 1, 2 or 3	Rated 4 or 5
i)	Financing by a financial institution that is not a second tier commercial bank to a local financial institution	Rated 1, 2 or 3	25%	25%
		Rated 4 or 5	25%	0%
ii)	Financing by a financial institution that is a second tier commercial bank	Rated 1, 2 or 3	100%	100%
		Rated 4 or 5	100%	0%

*This limit can be divided in two segments, with and without collateral, in each case by 25% subject to compliance with certain requirements.

Maximum limits for credit assistance to the financial sector abroad are as follows:

Transactions with the financial sector abroad		Maximum limit
i)	Investment grade banks	25%
ii)	Non-investment grade banks	5%

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

Minimum term deposit rates

Pursuant to Communication “A” 5640, which was in effect from October 2014 to December 2015, the Central Bank established minimum interest rates applicable to term deposits made by individuals (in a principal amount equal to or lower than the amount covered by Seguro de Depósitos S.A. (“SEDESA”) at the time) (i.e., deposits not exceeding Ps.350,000). Communication “A” 5659, issued on October 31, 2015, increased the monthly contribution that banks were required to set aside each month to fund the Deposits Guarantee Fund (“Fondo de Garantía de los Depósitos”) from 0.015% to 0.060% of the monthly average of the daily deposits balance. On April 7, 2016, the Central Bank issued Communication “A” 5943, as amended and supplemented by Communication “A” 6462, pursuant to which the monthly contribution rate reverted back to 0.015% of the monthly average of the daily deposits balance, and as of May 1, 2016, the amount covered was extended to Ps.450,000.

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

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments (the “2012 Quota”), according to the terms and conditions described therein. Subsequently, the Central Bank issued Communication “A” 5380 and “A” 5449 (the “2013 Quota”), “A” 5516 and “A” 5600 (the “2014 Quota”), “A” 5681 and “A” 5771 (the”2015 Quota”),”A” 5874 and “A” 5975 (the “2016 Quota”), “A” 6084 and “A” 6259 (the “2017 Quota”) and “A” 6352 (the “2018 Quota”), establishing new regulations applicable to credit facilities for productive investments (the “Quota”). The 2012 Quota, the 2013 Quota, the 2014 Quota, the 2015 Quota, the 2016 Quota and the 2017 Quota are not cumulative and must be complied with, independently, in each year. Financial Institutions subject to this regime are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or those whose participation in the deposits of the non-financial private sector in Pesos, are equal to or greater than 1% of the total deposits in the financial system. Through Communication “A” 6352 issued on November 3, 2017, the Central Bank started to gradually reduce the percentage of these facilities, until its complete elimination scheduled in December 2018.

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

2016 Quota

Central Bank Communication “A” 5874, as amended, sets forth the following guidelines for the 2016 Quota:

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

(vii)            Assistance provided to natural persons and/or legal entities in areas where an emergency situation prevails as a result of natural disasters. This assistance may amount to up to 15% of the 2016 Quota; and

(viii)         Financing extended by financial entities that do not fall within the scope of these rules and/or to companies that provide financial assistance through capital lease transactions, provided the proceeds of such transactions are applied to funds, as of the effective date of the legal regulation, to provide financing to MIPyMEs for the purchase of motor vehicles and/or machinery at prices not exceeding cash transaction prices (i.e., list price, net of any general discounts) and pursuant to the conditions of the 2016 Quota. The proceeds must be used within a term of 10 business days between the date when financial assistance is received from the financial entity and the date the funds are used for lending to MiPyMEs (Communication “A” 5929); and

(ix)               Financing extended to financial institutions regarding assistance mentioned in item (vii) and incorporations made from that assistance if granted by financial institutions. The entity which provides financing or its assignee, may compute such assistance, for which a report from the external auditor is required;

(x)                  Working capital financing to MiPyME, extended as of August 1, 2016, for working capital allocated to livestock farming (e.g., for the purchase and/or production of cattle, sheep, pigs, poultry, apiculture, etc.), dairy farming or other productive activities carried out in regional economies within the scope of section 2.2.9. of the “Minimum loan loss provisions” regulations, for up to an amount equivalent to 10% of the 2016 Quota; and

(xi)               Financing to non-financial institutions that issue credit cards and have joined the “Ahora 12” program.

(xii)            The maximum interest rate to be applied, except for the financing facilities described in items (iii), (v) and (vi) above, will be a nominal annual fixed rate of 22% for the financings granted as of October 31, 2016, and of 17% for the financings granted as of November 1, 2016. In the case of financings restated in purchasing power units, CER adjustable (UVA), the maximum interest rate will be a nominal annual fixed rate of 1%. The rate will be free for transactions with customers who do not meet the conditions of a micro-, small- or medium-sized enterprise.

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

In the case of entities falling within the above scope whose share of total non-financial private sector deposits in Pesos is lower than 0.25% (calculated as described in the preceding paragraph) the percentage to be applied will be no less than 10% from January 1, 2017 to June 30, 2017. According to Communication “A” 6217, at least 75% of the 2017 Quota must be granted to MiPyMEs and/or financial services customers.

With respect to the second half of 2017, the financial entities reached must maintain, from July 1, 2017 until December 31, 2017, a balance of comprised financings equal to at least 18% of private sector deposits in Pesos, calculated on the basis of the monthly average daily balances from May 2017. For the case of financial entities whose participation in deposits in the non-financial private sector in Pesos amounts to less than 0.25%, the percentage to apply, from July 1, 2017 and until December 31, 2017, will not be less than 10%, and must also be at least 75% of the 2017 Quota must be granted to MiPyME and/or financial services customers.

2018 Quota

The financial entities reached must maintain, in each of the months in 2018, a balance of comprised financings equal to at least the amount that arises from applying the percentages provided in the following table to the monthly average daily balances of November 2017 of total non-financial private sector deposits in Pesos:

Months of 2018	Percentage
January	16.50%
February	15.00%
March	13.50%
April	12.00%
May	10.50%
June	9.00%
July	7.50%
August	6.00%
September	4.50%
October	3.00%
November	1.50%
December	0.00%

For financial entities whose total non-financial private sector deposits in Pesos is less than 0.25%, the applicable percentage to apply will be derived from the table below:

Months of 2018	Percentage
January	9.17%
February	8.33%
March	7.50%
April	6.66%
May	5.83%
June	5.00%
July	4.17%
August	3.33%
September	2.50%
October	1.66%
November	0.83%
December	0.00%

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as Adjustable Purchase Value Units (Unidades de Valor Adquisitivo Actualizables, or “UVAs”).

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits.

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of March 22, 2018, the value of UVI and UVA are 22.67 and 22.49, respectively.

Both units are amended based on the indices published by the INDEC and the Central Bank on their websites.

Foreign Exchange System

During the first quarter of 2002, the Argentine government established certain foreign exchange controls and restrictions.

On February 8, 2002, Decree No. 260 was issued, establishing as of February 11, 2002 the MLC system through which all foreign exchange transactions must be traded at exchange rates to be freely agreed upon.

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

Effective as of August 9, 2016, the Central Bank continued to establish more flexible rules for foreign exchange transactions, for example through the issuance of Communication “A” 6037, followed by Communication “A” 6244 which resulted in a simplification of the rules that had been in place since 2002.

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

General Exchange Position

The general exchange position includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by OECD members’ governments with a sovereign debt rating not below “AA,” certificates of time deposits in foreign institutions (rated not less than “AA”), and correspondents’ debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days. It does not include, however, foreign currency notes held in custody, correspondent balances for third-party transfers pending settlement, term sales and purchases of foreign currency or securities nor direct investments abroad (Communication “A” 4646 and “A” 4814).

Pursuant to Communication “A” 6244, which entered into force on July 1, 2017, entities can freely determine the level and use of their GEP. In this regard, the aforementioned entities are allowed to manage their foreign currency positions, both in terms of the composition of their assets and the possibility of entering and exiting their holdings in the country, with their consequent impact on reserves.

In addition, the aforementioned Communication provided that the entities authorized to operate in foreign exchange may also carry out arbitrage and foreign exchange transactions, to the extent that the counterparty is a branch or agency abroad of local official banks, a foreign financial entity wholly or majority owned by foreign states, a foreign financial or exchange entity that is not incorporated in countries or territories pursuant to the Recommendations of the Financial Action Task Force, or a foreign company dedicated to the purchase and sale of banknotes from different countries and / or precious metals in coins or bars of good delivery and whose head office is located in a member country of the Basel Committee for Banking Supervision.

Foreign Currency Net Global Position

All assets, liabilities, commitments and other instruments and operations from financial intermediation in foreign currency and or linked to the variations of the exchange rate are included in the net global position, including cash and term transactions and other derivatives agreements, foreign currency deposits in accounts maintained with the Central Bank, gold positions, monetary regulation instruments in foreign currency, subordinated debt in foreign currency and debt securities issued in foreign currency.

It also includes the term transactions carried out within a framework agreement regarding markets authorized by the CNV with the settlement by difference mode, without delivery of the underlying asset traded. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency.

Deductible assets for determining RPC and any included items recorded by the financial entity in its foreign branches are excluded from the ratio.

Two ratios are considered in the Foreign Currency Net Global Position:

Negative Foreign Currency Net Global Position

Pursuant to Communication “A” 6128, as of January 1, 2017 this position cannot exceed 25% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position

Pursuant to Communication “A” 6128 of the Central Bank, as of January 1, 2017 this daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) cannot exceed 25% of the lesser of the RPC or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “Fixed assets and other concepts ratio”) of the immediately preceding month.

Excesses to such position will be subject to a charge equivalent to 1.5 times the nominal interest rate of the Lebac in Pesos (Central Bank bills). The charges not entered in time and form will be subject to an interest equivalent to the rate that arises from adding 50% to the rate applicable to those excesses.

In addition to the aforementioned charges, the sanctions established in Section 41 of the Financial Institutions Act may be applied (including, attention call, warning, fines, temporary or permanent disqualification for the use of the bank current account, temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of the supervisory boards, trustees, liquidators, managers, auditors, partners or shareholders, and revocation of the authorization to operate).

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

Such fixed assets and other items include the following:

•                  Shares of local companies

•                  Miscellaneous receivables

•                  Property and equipment

•                  Other assets

The calculation of such assets will be effected according to the month-end balances, net of devaluations, accumulated amortizations and allowances for loan losses.

Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.

Credit Ratings

Since November 28, 2014, Communication “A” 5671, as amended by Communication “A” 6162, supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company. Where provisions require certain international ratings, the criteria set forth by Communication “A” 5671 govern.

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

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.5 million to micro-credit institutions and commercial loans of up to Ps.5 million with or without guarantees. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.5 million, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.

At the entity’s option, financing of a commercial nature of up to Ps.5 million, whether or not such financing has preferred guarantees, may be grouped together with credits for consumption or housing, in such case they will receive the treatment provided for the latter. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended. Pursuant to Communication “A” 5943, the Central Bank set the guarantee amount for these deposits as of May 1, 2016 at Ps.450,000.

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

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) immobilized balances from deposits and other excluded operations, and (vi) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits and demand deposit account balances and available amounts from overdue deposits or closed accounts.

Pursuant to Communication “A” 5710, every financial institution is required to contribute to the FGD a monthly amount of 0.06% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank.

When fixed term deposits in U.S. dollars of the private non-financial sector are used to purchase Central Bank bills denominated in U.S. dollars, financial institutions must contribute 0.015% of the monthly average of daily balances of the net position of such bills. Prompt contribution of such amounts is a condition precedent to the continuing operation of the financial institution. The first contribution was made on May 24, 1995. The Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions. Communication “A” 5943, set the monthly contribution to the FDG at 0.015%.

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

TM20

Beginning October 5, 2017, the Central Bank has begun to publish on a daily basis a survey of the average interest rates paid by Banks for their fixed-term deposits of over Ps.20 million, for terms of between 30 and 35 days (the “TM20”), in order to reflect the behavior of wholesale depositors.

A TM20 denominated in dollars will also be published for deposits for the same term that are for U.S.$20 million or more.

The information published by the Central Bank is broken down by public vs. private banks, both for operations in Pesos and foreign currencies.

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

Anti-Money Laundering Regulation

Anti-Money Laundering/Combating the Financing of Terrorism (“AML/CFT”)

The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

Terrorist financing is the act of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended, including by Laws No. 26,087; 26,119; 26,268, 26,683, 26,734, 26,831 and 26,860 (the “Anti-Money Laundering Law”), which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Argentine criminal code established severe penalties for anyone participating in any such criminal activity and created the UIF, establishing an administrative criminal system. Following the enactment of Law No. 27, 260 and its complementary Decree No. 895/2016, the UIF is now under the supervision of the Ministry of Economy and Public Finance (currently the Ministry of Treasury).

On June 1, 2011, the Argentine Congress passed Law No. 26,683, amending several sections of the Argentine Criminal Code and Law No. 25,246. This law included money laundering as an autonomous crime separating it from the crime of concealment. It also modified the integration of the UIF, establishing more restrictive rules for the appointment of its agents; expanded the UIF’s powers by allowing its agents to request reports from both private and public entities; and provided that the UIF may seize unlawfully obtained funds and property without a court order.

The main purpose of the Anti-Money Laundering Law is to prevent money laundering. In line with internationally accepted practice, it does not attribute responsibility for controlling these criminal transactions only to government agencies, but also assigns certain information-gathering duties to diverse private sector entities such as banks, stockbrokers, brokerage houses and insurance companies.

On December 22, 2011, the Argentine Congress passed Law No. 26,734 (the “Countering Financing of Terrorism Law”), which includes terrorism financing as a crime.

Below is a summary of certain provisions regarding the provisions of the AML/CFT regime set forth by the Anti-Money Laundering and Combating Financing of Terrorism Laws, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering and Combating Financing of Terrorism Laws and its statutory regulations. The UIF is the agency responsible for the analysis, treatment and transmission of information, with the aim of preventing money laundering resulting from different crimes and the financing of terrorism. The Argentine Criminal Code defines money laundering as a crime committed by any person who exchanges, transfers, manages, sells, levies, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence that the original assets or the substitute thereof appear to come from a lawful source, provided that their value exceeds Ps.300,000, whether such amount results from one or more related transactions. The penalties established are the following:

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

Section 306 of the Argentine Criminal Code (as amended by Law No. 26,734) defines terrorism financing as a crime committed by any person who, directly or indirectly, collects or provides property or money, with the intention that they be used, or knowing that they will be used, in whole or in part: (a) to finance the commission of the crime established in Section 41 quinquies; (b) by an organization that commits or attempts to commit the crimes established in Section 41 quinquies; (c) by a person who commits, attempts to commit or participates in any way in the commission of the crimes established in Section 41 quinquies. The penalty is imprisonment for five to fifteen years and fines from two to ten times the amount of the transaction.

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

According to the Anti-Money Laundering Law, the following persons, among others, are subject to report to the UIF: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, companies managing investment funds, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (v) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (vi) professionals in economics sciences and notaries public; and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (know your customer policy); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secret, or legal or contractual confidentiality agreements. The AFIP shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

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

Resolution 121/2011 issued by the UIF, as amended (“Resolution 121”), was applicable to financial entities subject to the FIL, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), was applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulated, among other things, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions and set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions.

The main duties established by such resolutions were the following: (a) to create a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; (b) to appoint a member of the Board of Directors as compliance officer; (c) to implement periodic audits; (d) to offer personnel training; (e) to create a record of detected unusual (as such term is explained below) and suspicious operations; (f) to implement technological tools to allow for the development of efficient control systems for the prevention of money laundering and terrorism financing; (g) to implement measures to allow persons obliged under Resolution 121 and Resolution 229 to electronically consolidate the transactions carried out with clients, and to develop electronic tools to identify certain behaviors and observe possible suspicious transactions, requesting information and, if applicable, supporting documents from its customers; and (h) to adopt reinforced identification methods applicable to customers with specific features as provided by applicable regulations. Entities covered by Resolution 121 and Resolution 229, as legally bound reporting parties, had to report any money laundering suspicious activity to the UIF within 150 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48-hour period of its occurrence (or attempt) has elapsed. In addition, pursuant to UIF Resolution No. 3/2014, within the maximum 150 calendar day period, entities covered by Resolution 121 and Resolution 229 had to report any money laundering suspicious activity to the UIF within 30 calendar days as of the day on which any such activity is qualified as suspicious by such legally bound reporting party.

Reporting parties must also fulfil other requirements, including but not limited to: (a) put together a manual outlining the mechanisms in place to comply with the applicable anti-money laundering law and the rules handed down by the UIF; (b) appoint a Compliance Officer who must necessarily be a member of the Board and who shall watch for the adherence to and implementation of the procedures and obligations set forth in the applicable rules and regulations; (c) set up a “money laundering control and prevention committee” to plan for, coordinate and watch for compliance with the policies laid down by the entity’s Board of Directors, (d) arrange for periodical and independent audits of the global anti-money laundering program; and (e) embrace risk analysis policies and develop a written record of the risk analysis and management actions taken in connection with the reported suspicious operations.

In August 2016, UIF Resolution No. 94/2016 established that legally bound reporting parties under Resolution 121 could apply simplified due diligence measures for customer identification when opening a savings account (i.e., presentation of ID, PEP declaration and checking that the holder in the lists of terrorists and/or terrorist organizations) in cases where the client met certain specified requirements. According to the resolution, the simplified identification measures did not release the legally bound reporting party from the duty of monitoring the operations carried out by such customer. Also, in case any of the requirements stated in the resolution could not be verified, the legally bound reporting parties had to apply the identification measures set out in Resolution 121.

Additionally, following the guidelines of Decree No. 918/2012 described below, the UIF’s Resolution No. 29/2013 regulated (i) the method of reporting suspicious transactions of terrorism financing and the persons obligated to do so and (ii) the administrative freezing of assets on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 121 and 229, and as mandated by the UIF after receiving such report.

On January 11, 2017, the UIF published Resolution No. 4/17 (“Resolution 4/17”), which allows the legally bound reporting parties detailed in subsections 1, 4 and 5 of section 20 of Law No. 25,246, as amended (i.e., financial entities subject to the FIL, brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets), to apply special due diligence identification measures to foreign and national investors (which must comply with the requirements established by Resolution 4/17 to qualify) to Argentina when at-distance opening special investment accounts. The special due diligence regime shall not exempt the legally bound reporting parties of Resolution 4/17 from monitoring and supervising the transactions performed during the course of the commercial relationship, according to a risk-based approach.

Resolution 4/17 also regulates the due diligence measures between legally bound financial reporting parties. It requires that when the opening of the accounts is requested by settlement and clearing agents, or the “ALyCs,” the local financial entity will have complied with current anti-money laundering and counter terrorist financing regulations after performing due diligence with respect to the ALyCs. The ALyCs shall be responsible for performing due diligence with respect to its customers. Resolution 4/17 expressly establishes that, even though the financial entities are not responsible for performing due diligence with respect to the ALyCs’ customers, they are not exempt from monitoring and supervising the transactions performed by their clients (the ALyCs) during the course of the commercial relationship, according to a risk-based approach.

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

Central Bank regulations require Argentine banks to take certain minimum precautions to prevent money laundering and terrorism financing. Each institution must have an anti-money laundering committee, formed by a member of the Board of Directors, the officer responsible for AML/CFT matters (Oficial de Cumplimiento) and an upper-level officer for financial intermediation and foreign exchange matters (i.e., with sufficient experience and knowledge on such matters and decision-making powers). Additionally, as mentioned, each financial institution must appoint a member of the Board of Directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. Notwithstanding the officer’s role as a liaison with the UIF, all board members have personal, joint, several and unlimited responsibility for the entity’s compliance with its reporting duties with the UIF. In addition, this officer will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in financial institutions and its subsidiaries.

In this regard, the guidelines issued by the Central Bank to detect unusual, suspicious or terrorist financing money laundering transactions require reporting suspicious transactions, based on the legally bound reporting party’s resources and the type of analysis carried out. In particular, the following circumstances, among others, should be considered: (a) the amounts, types, frequency and nature of the operations carried out by the clients that are not related to their economic background and activity; (b) unusually high amounts, the complexity and the unusual modalities of the operations carried out by the clients; (c) when clients refuse to provide data or documents required by the entities or when the information supplied by them is detected to be altered; (d) when the client does not comply with the applicable rules in the matter; (e) when the client exhibits an unusual disregard for the risks assumed and/or the costs of the transactions are inconsistent with the economic profile of the transaction; (f) when the transactions involve domains, jurisdictions, territories or associated states that are considered “cooperators for the purpose of fiscal transparency” according to the provisions of Article 1 of Decree 589/2013, (g) when several different entities report the same address, or when the same persons represent or are authorized signatories of several different entities, without any economic or legal reason, with special consideration for any of the companies or organizations included in the list contained in section 2(b) of Decree No. 589/2013 whose main activity involved offshore transactions; (h) when the transactions involved are of similar nature, amount, modality or simultaneity, implying that they could have been fragmented into several small-volume transactions, in order to evade the procedures for detecting and/or reporting operations; (i) continued gains or losses on repeated transactions between the same parties; or (j) when there is evidence of the illegal origin, management or destination of funds used in operations, for which the legally bound reporting party does not have an explanation.

Furthermore, pursuant to Communication “A” 5738 (as amended and supplemented, including, without limitation, by Communication “A” 6060) of the Central Bank, Argentine financial institutions must comply with certain additional “know your customer policies.” In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, in respect of the existing clients: if the “know your customer policies” could not be complied with, the Argentine financial institution must carry out an analysis based on risk, in order to assess the continuation of operations with such client. The criteria and procedure must be described in the financial entity’s risk management internal handbook regarding money laundering regulations. If the Argentine financial institution must discontinue operations with such client, it must do it in accordance with Central Bank’s regulations for each type of product. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

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

Regarding terrorism financing, Decree No. 918/2012 established the procedures for the freezing of assets linked to terrorism financing (including automatic freezing), and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

On February 17, 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights. This Program was assigned the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking in consideration the specific risks that might have an impact on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the Financial Action Task Force (FATF). These duties will be performed and implemented through a National Coordinator appointed for this purpose. Also, applicable statutory rules were modified, and it was established that the Ministry of Justice and Human Rights will be the Argentine government’s central authority in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly inherent in its jurisdiction as a financial intelligence agency.

Additionally, through the enactment of Law No. 27,260 and its supplemental Decree No. 895/2016, the UIF was granted the right to provide information to other public entities who also have intelligence or investigation rights, insofar as the sharing of this information has been previously authorized by the president of the UIF as long as there is reasonable, precise and serious evidence of the commission of any of the crimes contemplated under the Anti-Money Laundering Law. The entities receiving the communications of the UIF providing this information will be subject to the confidentiality obligations of Section 22 of the Anti-Money Laundering Law, and will be subject to the criminal penalties of such law if they breach their duty of confidentiality and reveal secret information.

In June 2017, the UIF published Resolution No. 30-E/17, which abrogated Resolution 121 and set the new guidelines that financial and foreign exchange entities must follow as legally bound financial reporting parties under the Anti-Money Laundering Law, based on the revised FATF recommendations of 2012, in order to adopt a risk-based approach. Resolution No. 30-E/17, effective as of September 15, 2017 (except for a few provisions, which are set to become effective on March and June 2018), determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and non-compliance normative, among others.

Resolution No. 30 provides that financial entities, such as us, are required to take certain actions embracing a Risk-Based Approach, aimed at identifying and assessing their respective risk exposure to money laundering and terrorism financing, in respect of their customers, countries and geographic areas, products and services, operations or distribution channels, including without limitation, reporting to the UIF the operations it considers suspicious of Money Laundering / Financing of Terrorism within 15 calendar days, as of the date on which the entity qualifies the transaction as suspicious. Likewise, the reporting date may not exceed 150 calendar days as of the date of the suspected or attempted operation. The term for the report of a suspicious operation of financing of terrorism will be 48 hours, computed from the date of the operation performed or attempted..

Recently, the Resolution No. 21/2018 (“Resolution 21”) was published which replaces the regime imposed by Resolution 229 and amends the Resolution No. 140/2012 regarding publicly offered financial trusts, their trustees, trustors and individuals or legal entities directly or indirectly related to them, in order to adjust to the recommendations of the FATF and implement a risk-based approach. Resolution 21 is applicable to the parties indicated in Section 20 of the Anti-Money Laundering Law, subsection 4): Broker-dealers and stockbrokers, mutual fund management companies, electronic open market agents, and all those intermediaries in the purchase, lease or loan of securities that operate under scope of stock exchanges with or without attached markets; and subsection 5); the intermediary agents enrolled in the markets, futures and options whatever their purpose, including the liquidation and compensation agents, the negotiation agents and the collective investment products management agents of mutual funds. The legal entities referred to in subsection 22) of Section 20 of the Anti-Money Laundering Law that act as financial fiduciaries whose fiduciary securities have authorization of public offering of the CNV are also included under the scope of Resolution 21.

Under Resolution 21, the clients will be categorized according to the risk implied (low, medium or high), which will allow for the application of differentiated due diligence measures while permitting that simplified due diligence measures are executed with respect to clients and stockholders of foreign funds (to the extent they comply with the applicable conditions of their country of origin), thus easing the identification process without weakening the prevention system. Within this framework, individuals are enabled to implement reputable technological platforms that allow carrying out long-distance procedures, without the need to file documentation in person, without it affecting the fulfillment of the applicable requirements.

For an extensive analysis of the money laundering regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy, at www.minhacienda.gob.ar, the Argentine Ministry of Public Finance, at www.minfinanzas.gob.ar, the UIF, at www.uif.gov.ar, the CNV, at www.cnv.gob.ar, or the Central Bank, at www.bcra.gob.ar. The information found on such websites is not a part of this annual report.

Item 4.C                   Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

Subsidiary	Country of Incorporation/ Residence
Banco Supervielle S.A.	Argentina
Cordial Compañía Financiera S.A.	Argentina
Supervielle Seguros S.A.	Argentina
Supervielle Asset Management S.A.	Argentina
Tarjeta Automática S.A.	Argentina
Sofital S.A.F.e I.I.	Argentina
Espacio Cordial de Servicios S.A.	Argentina

Item 4.D                   Property, plants and equipment

The Bank owns 4,346 square meters of office space at Reconquista 330 in Buenos Aires and San Martín/Espejo in Mendoza for management, administrative and other commercial purposes and for central area personnel. The Bank also owns 15,046 square meters for retail branch properties in Mendoza, Córdoba, San Luis and Buenos Aires (including 13,001 squares meters of the properties acquired from the financial trust), 1,322 square meters of land in the City of San Luis and the City of Mendoza and 2,832 square meters of properties not related to our core business.

In November 2007 Banco Supervielle securitized certain strategic located branches through the transfer of such properties to a real estate trust “Renta Inmobiliaria I” (the “Supervielle Renta Inmobiliaria Financial Trust”) which issued multiple classes of bonds and certificates of participation in the local capital market. Its initial value was U.S.$14.3 million. The Bank leased the branches from the financial trust and paid a monthly rental since then.

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

The rest of our administrative buildings and offices (including our headquarters), branches, senior citizens dedicated branches, sales and collection centers and storage properties are leased pursuant to arm’s length agreements.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017			2016			2015
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
ASSETS
Interest-earning assets
Investment portfolio
Government and corporate securities
Pesos	313,110	81,137	25.9%	165,383	33,260	20.1%	197,733	13,932	7.0%
Dollars	1,786,243	437,561	24.5%	597,712	145,409	24.3%	306,386	119,440	39.0%
Total	2,099,353	518,698	24.7%	763,096	178,669	23.4%	504,119	133,372	26.5%
Participation in our securitization trusts(1)
Pesos	817,612	148,627	18.2%	1,277,081	362,241	28.4%	1,348,974	283,428	21.0%
Dollars	1,240	—	0.0%	—	—	0.0%	—	—	0.0%
Total	818,852	148,627	18.2%	1,277,081	362,241	28.4%	1,348,974	283,428	21.0%
Securities issued by the Central Bank
Pesos	5,282,857	1,318,422	25.0%	1,846,240	673,993	36.5%	707,491	257,274	36.4%
Dollars	—	—	0.0%	106,696	49,838	46.7%	1,716	—	0.0%
Total	5,282,857	1,318,422	25.0%	1,952,936	723,831	37.1%	709,207	257,274	36.3%
Total Investment Portfolio
Pesos	6,413,579	1,548,186	24.1%	3,288,704	1,069,494	32.5%	2,254,198	554,634	24.6%
Dollars	1,787,483	437,561	24.5%	704,408	195,247	27.7%	308,102	119,440	38.8%
Total	8,201,062	1,985,747	24.2%	3,993,113	1,264,742	31.7%	2,562,300	674,074	26.3%
Loans and financings:
Promissory notes(2)
Pesos	6,190,479	1,395,622	22.5%	3,811,989	1,086,442	28.5%	3,165,116	837,789	26.5%
Dollars	221,412	8,063	3.6%	25,772	882	3.4%	12,530	675	5.4%
Total	6,411,891	1,403,685	21.9%	3,837,761	1,087,324	28.3%	3,177,646	838,464	26.4%
Overdrafts
Pesos	3,262,587	1,162,911	35.6%	2,509,796	996,571	39.7%	1,638,881	594,315	36.3%
Dollars	63	—	0.0%	—		0.0%	—	—	0.0%
Total	3,262,650	1,162,911	35.6%	2,509,796	996,571	39.7%	1,638,881	594,315	36.3%
Loans to the financial sector
Pesos	494,945	89,845	18.2%	240,611	73,754	30.7%	28,977	9,173	31.7%
Dollars	13,943	306	2.2%	—	—	0.0%	—	—	0.0%
Total	508,888	90,151	17.7%	240,611	73,754	30.7%	28,977	9,173	31.7%
Mortgage loans
Pesos	457,344	109,801	24.0%	40,766	8,999	22.1%	59,344	10,014	16.9%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Total	457,344	109,801	24.0%	40,766	8,999	22.1%	59,344	10,014	16.9%
Automobile and other secured loans
Pesos	157,946	30,916	19.6%	78,980	17,271	21.9%	133,740	32,678	24.4%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Total	157,946	30,916	19.6%	78,980	17,271	21.9%	133,740	32,678	24.4%
Corporate unsecured loans
Pesos	4,041,754	1,076,056	26.6%	2,418,252	819,097	33.9%	1,769,763	561,635	31.7%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Total	4,041,754	1,076,056	26.6%	2,418,252	819,097	33.9%	1,769,763	561,635	31.7%
Personal loans
Pesos	12,443,671	6,104,346	49.1%	7,884,433	3,631,979	46.1%	5,170,131	2,144,410	41.5%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Total	12,443,671	6,104,346	49.1%	7,884,433	3,631,979	46.1%	5,170,131	2,144,410	41.5%
Credit Card Loans
Pesos	6,124,034	1,802,651	29.4%	5,399,079	1,733,539	32.1%	4,108,877	1,289,162	31.4%
Dollars	241,143	62	0.0%	145,684	67	0.0%	84,161	224	0.3%
Total	6,365,177	1,802,713	28.3%	5,544,763	1,733,606	31.3%	4,193,038	1,289,386	30.8%

	Year ended December 31,
	2017			2016			2015
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
Receivables from financial leases
Pesos	1,772,213	440,811	24.9%	1,310,083	359,116	27.4%	834,193	207,296	24.8%
Dollars	191,606	14,040	7.3%	7,606	471	6.2%	2,958	115	3.9%
Total	1,963,819	454,851	23.2%	1,317,689	359,587	27.3%	837,151	207,411	24.8%
Total Loans excl. Foreign trade and U$S loans
Pesos	34,944,973	12,212,959	34.9%	23,693,989	8,726,768	36.8%	16,909,022	5,686,472	33.6%
Dollars	668,167	22,471	3.4%	179,062	1,420	0.8%	99,649	1,014	1.0%
Total	35,613,140	12,235,430	34.4%	23,873,051	8,728,188	36.6%	17,008,671	5,687,486	33.4%
Foreign Trade Loans and U$S loans
Pesos	—	—	0%	—	—	0.0%	—	—	0.0%
Dollars	7,218,244	361,112	5.0%	2,375,825	130,047	5.5%	645,829	42,975	6.7%
Total	7,218,244	361,112	5.0%	2,375,825	130,047	5.5%	645,829	42,975	6.7%
Total Loans
Pesos	34,944,973	12,212,959	34.9%	23,693,989	8,726,768	36.8%	16,909,022	5,686,472	33.6%
Dollars	7,886,411	383,583	4.9%	2,554,887	131,467	5.1%	745,478	43,989	5.9%
Total	42,831,384	12,596,542	29.4%	26,248,876	8,858,235	33.7%	17,654,500	5,730,461	32.5%
Other receivables from financial transactions(3)
Pesos	1,642,667	391,933	23.9%	692,438	218,755	31.6%	159,750	35,164	22.0%
Dollars	1,236	239	19.3%	1,625	187	11.5%	143,294	18,408	12.8%
Total	1,643,903	392,172	23.9%	694,063	218,942	31.5%	303,044	53,572	17.7%
Total interest-earning assets
Pesos	43,001,219	14,153,078	32.9%	27,675,131	10,015,018	36.2%	19,322,972	6,276,271	32.5%
Dollars	9,675,130	821,383	8.5%	3,260,920	326,901	10.0%	1,196,874	181,837	15.2%
Total	52,676,349	14,974,461	28.4%	30,936,051	10,341,919	33.4%	20,519,846	6,458,108	31.5%
Non interest-earning assets
Cash and due from banks
Pesos	6,506,050			4,804,565			3,339,803
Dollars	4,609,488			2,149,089			1,000,228
Total	11,115,538			6,953,654			4,340,031
Unlisted equity Investments
Pesos	1,580			7,806			5,973
Dollars	6			1			1
Total	1,586			7,807			5,974
Premises and equipment and miscellaneous and intangible assets and unallocated items
Pesos	1,297,229			1,022,713			878,180
Dollars	—			—			—
Total	1,297,229			1,022,713			878,180
Allowance for loan losses
Pesos	(1,061,319)			(705,117)			(510,429)
Dollars	(85,189)			(30,459)			(17,879)
Total	(1,146,508)			(735,576)			(528,308)
Other assets
Pesos	4,987,001			2,929,059			1,635,717
Dollars	667,947			353,385			109,725
Total	5,654,948			3,282,444			1,745,442
Total non interest-earning assets
Pesos	11,730,541			8,059,026			5,349,245
Dollars	5,192,252			2,472,016			1,092,075
Total	16,922,793			10,531,042			6,441,320
Total Assets
Pesos	54,731,760			35,734,156			24,672,217
Dollars	14,867,382			5,732,937			2,288,948
Total	69,599,142			41,467,093			26,961,165

	Year ended December 31,
	2017			2016			2015
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
LIABILITIES
Interest-bearing liabilities
Special checking accounts
Pesos	4,139,446	633,945	15.3%	—	—	0.0%	—	—	0.0%
Dollars	1,178,635	3,751	0.3%	—	—	0.0%	—	—	0.0%
Total	5,318,081	637,696	12.0%	—	—	0.0%	—	—	0.0%
Time deposits
Pesos	12,567,904	2,299,676	18.3%	11,646,092	3,071,579	26.4%	8,950,016	2,221,941	24.8%
Dollars	1,325,298	8,382	0.6%	806,650	10,282	1.3%	337,459	2,807	0.8%
Total	13,893,202	2,308,058	16.6%	12,452,742	3,081,861	24.7%	9,287,475	2,224,748	24.0%
Borrowings from other financial institutions and unsubordinated negotiable obligations
Pesos	7,262,083	1,835,753	25.3%	2,332,394	734,321	31.5%	1,530,080	420,682	27.5%
Dollars	701,896	24,345	3.5%	217,832	7,390	3.4%	121,831	2,994	2.5%
Total	7,963,979	1,860,098	23.4%	2,550,226	741,711	29.1%	1,651,911	423,676	25.6%
Subordinated Loans and negotiable obligations
Pesos	—	—	0.0%	—	—	0.0%	—	—	0.0%
Dollars	1,319,046	128,237	9.7%	1,285,162	128,027	10.0%	800,088	81,282	10.2%
Total	1,319,046	128,237	9.7%	1,285,162	128,027	10.0%	800,088	81,282	10.2%
Total interest-bearing liabilities
Pesos	23,969,433	4,769,374	19.9%	13,973,486	3,805,899	27.2%	10,480,095	2,642,623	25.2%
Dollars	4,524,875	164,715	3.6%	2,309,644	145,699	6.3%	1,259,378	87,083	6.9%
Total	28,494,308	4,934,089	17.3%	16,288,130	3,951,598	24.3%	11,739,473	2,729,706	23.3%
Low and non-interest bearing liabilities and stockholders’ equity
Savings accounts
Pesos	8,991,324	2,569	0.0%	6,192,384	740	0.1%	4,616,801	4,556	0.1%
Dollars	3,848,201	1,133	0.0%	1,238,934	3,899	0.1%	286,894	274	0.1%
Total	12,839,525	3,702	0.0%	7,431,318	4,639	0.1%	4,903,695	4,830	0.1%
Demand deposits
Pesos	6,721,340			6,541,618			4,766,900
Dollars	2,762,491			601,764			99,828
Total	9,483,831			7,143,382			4,866,728
Special checking accounts
Pesos	—			1,749,023			1,117,708
Dollars	—			—			—
Total	—			1,749,023			1,117,708
Other liabilities
Pesos	7,024,815			4,618,267			3,117,904
Dollars	2,154,935			878,693			171,114
Total	9,179,750			5,496,961			3,289,018
Non-controlling interest result
Pesos	20,944			120,803			67,500
Dollars	—			—			—
Total	20,944			120,803			67,500
Stockholders’ equity
Pesos	9,580,785			4,986,499			2,094,750
Dollars	—			—			—
Total	9,580,785			4,986,499			2,094,750
Total low and non-interest- Bearing Deposits
Pesos	32,339,208			22,459,572			14,663,855
Dollars	8,765,627			2,719,391			557,836
Total	41,104,835			25,178,963			15,221,691

	Year ended December 31,
	2017			2016			2015
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	56,308,640			36,438,058			25,143,950
Dollars	13,290,502			5,029,035			1,817,214
Total	69,599,142			41,467,093			26,961,165

(1)         Includes senior and subordinated bonds and participation certificates.

(2)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

(3)         Includes overnight deposit and unlisted corporate bonds.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense.  The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2017 compared to the year ended December 31, 2016 and for the year ended December 31, 2016 compared to the year ended December 31, 2015.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.

	Year ended December 31,
	2017/2016			2016/2015
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos)
ASSETS
Interest-earning assets
Investment portfolio
Government and corporate securities
Pesos	38,281	9,596	47,877	(6,506)	25,834	19,328
Dollars	291,144	1,007	292,152	70,873	(44,904)	25,969
Total	329,425	10,603	340,029	64,367	(19,070)	45,297

Participation in our securitization trusts(1)
Pesos	(83,523)	(130,091)	(213,614)	(20,392)	99,206	78,813
Dollars	—	—	—	—	—	—
Total	(83,523)	(130,091)	(213,614)	(20,392)	99,206	78,813

Securities issued by the Central Bank
Pesos	857,663	(213,234)	644,429	415,715	1,004	416,719
Dollars	—	(49,838)	(49,838)	49,036	802	49,838
Total	857,663	(263,072)	594,591	464,751	1,806	466,557
Total Investment Portflolio
Pesos	754,320	(275,628)	478,692	336,424	178,437	514,860
Dollars	265,128	(22,814)	242,314	109,848	(34,041)	75,807
Total	1,019,447	(298,442)	721,005	446,272	144,396	590,668
Loans and financings:
Promissory notes(2)
Pesos	536,222	(227,042)	309,180	184,363	64,290	248,653
Dollars	7,124	57	7,181	453	(246)	207
Total	543,347	(226,986)	316,361	184,816	64,044	248,860
Overdrafts
Pesos	268,324	(101,984)	166,340	345,816	56,440	402,256
Dollars	—	—	—	—	—
Total	268,324	(101,984)	166,340	345,816	56,440	402,256
Loans to the financial sector
Pesos	46,168	(30,077)	16,091	64,872	(291)	64,581
Dollars	306	—	306	—	—	—
Total	46,474	(30,077)	16,397	64,872	(291)	64,581
Mortgage Loans
Pesos	100,014	788	100,802	(4,101)	3,086	(1,015)
Dollars	—	—	—	—	—	—
Total	100,014	788	100,802	(4,101)	3,086	(1,015)
Automobile and other secured loans
Pesos	15,457	(1,812)	13,645	(11,975)	(3,432)	(15,407)
Dollars	—	—	—	—	—	—
Total	15,457	(1,812)	13,645	(11,975)	(3,432)	(15,407)
Corporate unsecured loans
Pesos	432,233	(175,274)	256,959	219,653	37,809	257,462
Dollars	—	—	—	—	—	—
Total	432,233	(175,274)	256,959	219,653	37,809	257,462
Personal loans
Pesos	2,236,572	235,795	2,472,367	1,250,348	237,221	1,487,569
Dollars	—	—	—	—	—	—
Total	2,236,572	235,795	2,472,367	1,250,348	237,221	1,487,569
Credit card Loans
Pesos	213,395	(144,284)	69,112	414,259	30,119	444,377
Dollars	25	(30)	(5)	28	(185)	(157)
Total	213,420	(144,313)	69,107	414,287	29,933	444,220

	Year ended December 31,
	2017/2016			2016/2015
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
Receivables from financial leases
Pesos	114,948	(33,253)	81,695	130,449	21,370	151,820
Dollars	13,483	86	13,569	288	68	356
Total	128,430	(33,167)	95,264	130,737	21,438	152,176
Total Loans excl. Foreign Trade and U$S loans
Pesos	3,932,119	(445,929)	3,486,190	2,498,981	541,315	3,040,296
Dollars	16,449	4,602	21,051	630	(224)	406
Total	3,948,568	(441,327)	3,507,241	2,499,611	541,091	3,040,702
Foreign Trade Loans and U$S Loans
Pesos	—	—	—	—	—	—
Dollars	242,255	(11,190)	231,065	94,696	(7,624)	87,072
Total	242,255	(11,190)	231,065	94,696	(7,624)	87,072
Total Loans
Pesos	3,932,119	(445,929)	3,486,190	2,498,981	541,315	3,040,296
Dollars	259,317	(7,201)	252,116	93,107	(5,629)	87,478
Total	4,191,437	(453,130)	3,738,306	2,592,088	535,686	3,127,774
Other receivables from financial transactions(3)
Pesos	226,720	(53,542)	173,178	168,287	15,304	183,591
Dollars	(75)	127	52	(16,303)	(1,918)	(18,221)
Total	226,645	(53,415)	173,230	151,984	13,386	165,370
Total interest-earning assets
Pesos	5,044,306	(906,246)	4,138,060	3,022,461	716,285	3,738,747
Dollars	544,543	(50,061)	494,482	206,917	(61,853)	145,064
Total	5,588,849	(956,307)	4,632,542	3,229,378	654,433	3,883,811

LIABILITIES
Special checking accounts
Pesos	633,945	—	633,945	—	—	—
Dollars	3,751	—	3,751	—	—	—
Total	637,696	—	637,696	—	—	—
Time deposits
Pesos	168,673	(940,576)	(771,903)	711,072	138,566	849,638
Dollars	3,280	(5,180)	(1,900)	5,981	1,494	7,475
Total	171,953	(945,756)	(773,803)	717,052	140,060	857,113
Borrowings from other financial institutions and unsubordinated negotiable obligations
Pesos	1,246,156	(144,724)	1,101,432	252,597	61,042	313,639
Dollars	16,790	165	16,955	3,257	1,139	4,396
Total	1,262,946	(144,559)	1,118,387	255,854	62,181	318,035
Subordinated Loan
Pesos	—	—	—	—	—	—
Dollars	3,294	(3,084)	210	48,323	(1,578)	46,745
Total	3,294	(3,084)	210	48,323	(1,578)	46,745
Total interest-bearing liabilities
Pesos	1,987,972	(1,024,497)	963,475	952,501	210,775	1,163,276
Dollars	80,639	(61,623)	19,016	66,254	(7,638)	58,616
Total	2,068,611	(1,086,120)	982,491	1,018,755	203,137	1,221,892
Low & Non-Interest Bearing Deposits and Saving accounts
Pesos	800	(2,130)	(1,330)	992	(1,649)	(657)
Dollars	768	(375)	393	569	(103)	466
Total	1,568	(2,505)	(937)	1,561	(1,752)	(191)

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

	Year ended December 31,
	2017	2016	2015
	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	43,001,219	27,675,131	19,322,972
Dollars	9,675,130	3,260,920	1,196,874
Total	52,676,349	30,936,051	20,519,846
Net interest earned
Pesos	9,381,135	6,205,220	3,629,092
Dollars	655,535	180,462	94,480
Total	10,036,670	6,385,682	3,723,572
Net Interest Margin
Pesos	21.8%	22.4%	18.8%
Dollars	6.8%	5.5%	7.9%
Weighted average yield(3)	19.1%	20.6%	18.1%
Yield Spread
Pesos	18.4%	17.3%	14.9%
Dollars	6.5%	5.9%	9.5%
Weighted interest spread(4)	16.5%	16.8%	15.0%
Gross Yield
Pesos	32.9%	36.2%	32.5%
Dollars	8.5%	10.0%	15.2%

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

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government and other public sector and corporate issuers. We also hold senior and subordinated bonds and participation certificates in financial trusts created in connection with our securitization transactions. The following table sets out our investments in Argentine and other governments and corporate securities, including holdings in senior and subordinated bonds and participation certificates in financial trusts as of December 31, 2017, 2016 and 2015 by type and currency of denomination.

	Year ended December 31,
	2017	2016	2015
	(in thousands of Pesos)
LISTED GOVERNMENT SECURITIES
Holdings of Trading Securities
LOCAL
In Pesos:
Argentine sovereign bonds in Pesos maturity 2020	7,288	—	—
Argentine sovereign bonds in Pesos maturity 2019	—	33,161	—
Argentine sovereign bonds in Pesos maturity 2018	—	20,511	—
Argentine sovereign bonds in Pesos maturity 2017	—	3,270	—
National Treasury Bonds maturity 09/30/2016 (BONAC)	—	—	6,345
National Treasury Bonds maturity 05/09/2016 (BONAC)	—	—	10,145
National Treasury Bonds maturity 2016 (BONAR)	—	—	6,150
Consolidated bonds	—	—	1,027
Securities denominated in Pesos discount	—	158	—
Secured government bonds in Pesos (Decree 1579/02) 2018	4	—	7
Others	—	—	—
In Foreign Currency:
Treasury Bills in dollars	1,051,554	—	—

	Year ended December 31,
	2017	2016	2015
	(in thousands of Pesos)
Argentine sovereign bonds in dollars 8.28% maturity 2033	—	—	8,446
Argentine sovereign bonds in dollars 8.75% maturity 2024	53,571	—	183
Argentine sovereign bonds in dollars 8% maturity 2020 BONAR XX	65,915	14	—
Argentine sovereign bonds in dollars 7% maturity 2017	—	20	—
Argentine sovereign bonds in dollars 7.5% maturity 04 2026	8,636	—	—
Securities denominated in dollars discount maturity 2033	—	155	—
Argentine sovereign bonds in dollars 0.75%, maturity 2017 (BONAD)	—	—	56,505
Argentine sovereing bonds in dollars 1.75% maturity 2016 (BONAD)	—	—	13
Argentine sovereign bonds in dollars 7% maturity 2017 (BONAR X)	—	—	54,025
Argentine sovereign bonds in dollars 2.40% maturity 2018	—	42,815	79,203
Argentine sovereign bonds in dollars 4% maturity 2016 (BAADE)	—	—	7,579
Argentine sovereign bonds in dollars 0.75% maturity 2017	—	25,137	—
Others	228	2	—
Total listed government securities	1,187,196	125,243	229,628
UNLISTED GOVERNMENT SECURITIES
In Forign Currency:
Treasury Bills in dollars, maturity 2017	505,149	818,853	—
Argentine sovereign bonds in U.S. dollars 9% maturity 2018	437	—	—
Others	3,003	—	—
Total unlisted government securities	508,589	818,853	—
SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Listed
Central Bank Bills in Pesos	13,611,524	336,785	645,218
Unlisted
Central Bank Bills in Pesos	103	1,077,268	46,028
Total securities issued by the Argentine Central Bank	13,611,627	1,414,053	691,246
INVESTMENTS IN LISTED CORPORATE SECURITIES
LOCAL
Others	38,624	1,895	11,008
Total investments in listed corporate securities	38,624	1,895	11,008
Total government and corporate securities	15,346,036	2,360,044	931,881
PARTICIPATION IN SECURITIZATION TRUSTS(1)
Financial trusts debt securities — senior	99,969	100,644	664,933
Financial trusts debt securities — subordinated	—	—	167
Financial trusts participation certificates	470,238	530,607	706,956
Total	570,207	631,251	1,372,056

(1)         Included within “other receivables from financial transactions”. Consists mainly of participations in financial trusts created pursuant to our own securitization transactions.

As of December 31, 2017, we held securities issued by the Central Bank for a total of approximately Ps.13.6 billion, in terms of market value and book value. These amounts exceeded 10% of our shareholders’ equity as of such dates and represented 14.5% of our total assets.

Remaining Maturity of Investment Portfolio

The following table analyzes the remaining maturities of our investment portfolio (including our holdings in senior and subordinated bonds and participation certificates in financial trusts) as of December 31, 2017 based on their terms when issued.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total Amount as of December 31, 2017
	(Book value in thousands of Peso, except percentages)
LISTED GOVERNMENT SECURITIES
Holdings of Trading Securities
LOCAL
In Pesos:
Argentine sovereign bonds in Pesos maturity 2020	—	7,288			7,288
Secured government bonds in Pesos (Decree 1579/02) 2018	4	—	—	—	4
Others	—	—	—	—	—
In Foreign Currency:
Treasury Bills in dollars	1,051,554	—	—	—	1,051,554
Argentine sovereign bonds in dollars 8.75%, maturity 2024	—	—	53,571	—	53,571
Argentine sovereign bonds in dollars 8%, maturity 2020 BONAR XX	—	65,915	—	—	65,915
Argentine sovereign bonds in dollars 7,5% maturity 04 2026	—	8,636	—	—	8,636
Others	—	101	—	127	228
Total listed government securities	1,051,558	81,940	53,571	127	1,187,196
UNLISTED GOVERNMENT SECURITIES
In Pesos:
Social Security Consolidation Bonds	—	—	—	—	—
GDP Bonds Linked Securities in Pesos 2035	—	—	—	—	—
Consolidation bonds in dollars 5th Series	—	—	—	—	—
In Foreign Currency:
GDP Bonds linked securities USD 2035	—	—	—	—	—
Treasure letters in dollars	505,149	—	—	—	505,149
Argentine sovereign bonds in dollars 9 % maturity 2018	437	—	—	—	437
Others	3,003	—	—	—	3,003
Total unlisted government securities	508,589	—	—	—	508,589
SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Listed
Central Bank Bills in Pesos	13,611,524	—	—	—	13,611,524
Central Bank Notes in Pesos	—	—	—	—	—
Unlisted
Central Bank Bills in Pesos	103	—	—	—	103
Central Bank Notes in Pesos	—	—	—	—	—
Total securities issued by the Argentine Central Bank	13,611,627	—	—	—	13,611,627
INVESTMENTS IN LISTED CORPORATE SECURITIES
LOCAL
Others	38,624	—	—	—	38,624
Total investments in listed corporate securities	38,624	—	—	—	38,624
Total government and corporate securities	15,210,398	81,940	53,571	127	15,346,036

PARTICIPATION IN SECURITIZATION TRUSTS(1)
Financial trusts debt securities — senior	97,890	2,079	—	—	99,969
Financial trusts debt securities — subordinated	—	—	—	—	—
Financial trusts participation certificates	—	470,238	—	—	470,238
Total	97,890	472,317	—	—	570,207
Weighted average yield	29.3%	42.1%	83.2%	76.0%

(1)         Included within “other receivables from financial transactions”. Consists mainly of participations in financial trusts created pursuant to our own securitization transactions.

Loan and Financing Portfolio

The following table analyzes our loan and financing portfolio by type as of December 31, 2017, 2016, 2015, 2014 and 2013.

	Grupo Supervielle S.A.
	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of Pesos)
Loans and financings
To the non-financial public sector	32,607	4,306	8,778	12,666	15,699
To the financial sector	419,366	473,414	181,734	3,514	36,029
To the non-financial private sector and foreign residents:
Overdrafts	3,616,843	3,110,097	1,634,870	993,284	679,085
Promissory notes(1)(2)	14,665,561	9,101,773	5,707,289	5,296,100	4,272,286
Mortgage loans	1,549,765	78,057	50,032	69,554	83,660
Automobile and other secured loans	313,724	65,076	104,469	168,603	225,901
Personal loans	14,818,163	9,916,776	6,018,601	3,631,840	2,970,622
Credit card loans	7,966,037	6,678,578	5,677,922	3,688,328	2,410,111
Foreign trade loans and U.S. dollar loans	11,215,752	5,311,475	618,410	591,887	530,186
Others	1,890,153	1,056,104	763,469	557,827	410,710
Less: allowance for loan losses	(1,533,598)	(899,147)	(617,313)	(417,023)	(342,000)
Total loans	54,954,373	34,896,509	20,148,261	14,596,580	11,292,289

Other receivables from financial transactions(3)
Unlisted corporate bonds	66,619	29,166	14,243	191,372	145,718
Others	955,649	669,119	423,640	243,246	107,028
Plus: accrued interest and adjustment receivables	—	1	1	1	1
Less: allowances	(10,326)	(5,807)	(5,944)	(5,221)	(4,439)
Total other receivables from financial transactions	1,011,942	692,479	431,940	429,398	248,308

Receivables from financial leases	2,544,557	1,543,109	1,090,368	590,960	519,197
Less: Allowances for receivables from financial leases	(25,356)	(15,254)	(15,391)	(7,114)	(7,317)
Total receivables from financial leases	2,519,201	1,527,855	1,074,977	583,846	511,880

Total financing	58,485,516	37,116,843	21,655,178	15,609,824	12,052,477

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions, and unsecured corporate loans that totaled Ps.5,238.4 million, Ps.3,102.8 million, Ps.2,399.3 million, Ps.1,547.5 million and Ps.979.9 million as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

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

As of December 31, 2017, our loan and financing portfolio (net of allowances for loan losses) amounted to Ps.58.5 billion, a 57.6% increase when compared to December 31, 2016, driven by a 58.4% increase in loans to the non financial private sector compared to a 51.7% increase of the Argentine financial system as a whole (which includes private banks, public banks and other financial institutions). If we also consider the loan portfolio outstanding in each of the financial trusts created in connection with our securitizations, the annual increase in our loan and financing portfolio was 55.3%. Loans to the financial and non financial public sector as of December 31, 2017 amounted to Ps.452.0 million, Ps.25.4 million lower than the Ps.477.7 million outstanding as of December 31, 2016.

Loan and financing portfolio, including the loan portfolio outstanding in each of the financial trusts created in connection with our securitizations, is not a measure defined by Argentine Banking GAAP. This measure represents our loan and financing portfolio as of each period end derived from our balance sheet plus the loan portfolio outstanding in each of the financial trusts created in connection with our securitizations for the same periods. The measure is an important indicator of our loan origination and administration capacity. The loan portfolio outstanding in all of the financial trusts created in connection with our securitizations totaled Ps.1.3 billion, Ps.1.4 billion and Ps.2.7 billion as of December 31, 2017, 2016 and 2015, respectively. These measures have inherent limitations, such as the lack of comparability, the absence of a standard defining how to perform calculations so that these calculations are uniformly applied and the fact that they are not audited. To mitigate these limitations, we have procedures in place to calculate these measures using the appropriate Argentine Banking GAAP or other regulations. Although these measures are frequently used in the evaluation of performance, they have the above mentioned limitations as analytical tools, and should not be considered in isolation, or as a substitute for, analysis of results as reported under Argentine Banking GAAP.

The following table sets forth information describing variations in our loan and financing portfolio taking into account the impact of transfers to financial trusts created in connection with our securitizations as of the dates indicated below:

	Grupo Supervielle S.A.
	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of Pesos)

Total loan and financing portfolio (net of allowances for loan losses)	58,485,516	37,116,843	21,655,178	15,609,824	12,052,477

Personal loan portfolio outstanding in each of the financial trusts (net of allowances for loan losses)(1)	1,423,852	1,367,117	2,465,621	2,613,915	2,176,414
Receivables from financial leases outstanding in each of the financial trusts (net of allowances for receivables from financial leases)(1)	(128,530)	46,310	244,922	444,341	304,145
Total financing including loan and financing portfolio outstanding in each of our financial trusts	59,780,838	38,530,270	24,365,721	18,668,080	14,533,036

(1)  Net of allowances for loan losses and allowances for receivables from financial leases, which together totaled Ps.128.5, Ps.70.4 million, Ps.74.1 million, Ps.68.1 million and Ps.83.0 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

Maturity Composition of the Loan and Other Financing Portfolio

The following table analyzes our loan and other financing portfolio as of December 31, 2017 by type and by the time remaining to maturity. Loans and financings are stated before deduction of allowances for loan losses.

	Maturing
	Within 1 year	After 1 year through 5 years	After 5 years	Total amount as of December 31, 2017
	(in thousands of Pesos except percentages)
Loans
To the non-financial public sector	5,976	26,631	—	32,607
To the financial sector	341,685	77,681	—	419,366
To the non-financial private sector and foreign residents:	—	—	—
Promissory notes(1)	12,985,730	1,679,831	—	14,665,561
Overdrafts	3,616,843	—	—	3,616,843
Mortgage loans	3,867	6,402	1,539,496	1,549,765
Automobile and other secured loans	284,083	29,641	—	313,724
Personal loans	6,399,231	8,317,398	101,534	14,818,163
Credit card loans	7,580,914	385,123	—	7,966,037
Foreign trade loans and U.S. dollar loans	6,479,097	4,678,069	58,586	11,215,752
Other loans	1,466,291	417,342	6,520	1,890,153
Total loans	39,163,717	15,618,118	1,706,136	56,487,971
Percentage of total loan portfolio	69.3%	27.7%	3.0%	100.0%

Other receivables from financial transactions
Unlisted corporate bonds	1,150	65,469	—	66,619
Others	316,984	638,665	—	955,649
Plus: accrued interests and adjustments receivable included in the debtor classification regulation	—	—	—	—
Total other receivables from financial transactions	318,134	704,134	—	1,022,268
Percentage of total loan portfolio	31.1%	68.9%	0.0%	100.0%

Total receivables from financial leases	929,260	1,609,311	5,986	2,544,557
Percentage of total portfolio of receivables from financial leases	36.5%	63.3%	0.2%	100.0%

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Interest Rate Sensitivity

The following table analyzes our loan and other financing portfolio as of December 31, 2017 by type of interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	As of December 31, 2017
	Loans	Other receivables from financial transactions(1)	Receivables from financial leases	Total
	(in thousands of Pesos)
Variable rate
Ps.	2,420,476	17,314	401,359	2,839,149
Foreign currency	—	—	6,168	6,168
Sub Total	2,420,476	17,314	407,527	2,845,317
Fixed rate
Ps.	41,759,893	991,222	1,825,797	44,576,912
Foreign currency	12,307,602	13,732	311,233	12,632,567
Sub Total	54,067,495	1,004,954	2,137,030	57,209,479
Total	56,487,971	1,022,268	2,544,557	60,054,796

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

Loans and Financings — Portfolio Classification

The following table presents our loan and other financing portfolio, before the deduction for allowances for loan losses, using the classification system of the Central Bank in effect at the end of each year indicated:

	Grupo Supervielle S.A.
	Year ended December 31,
	2017	%	2016	%	2015	%	2014	%	2013	%
	(in thousands of Pesos, except percentages)
Loan portfolio categories
Normal situation (1)	53,804,419	95.2%	34,057,394	95.1%	19,613,596	94.5%	14,192,413	94.5%	11,038,865	94.9%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	1,062,117	1.9%	726,232	2.0%	470,003	2.3%	357,393	2.4%	233,641	2.0%
With problems/ medium risk (3)	772,064	1.4%	498,572	1.4%	264,492	1.3%	176,231	1.2%	152,207	1.3%
High risk of insolvency/ high risk (4)	816,289	1.4%	494,126	1.4%	364,649	1.8%	256,510	1.7%	187,607	1.6%
Uncollectible (5)	31,536	0.1%	18,533	0.1%	52,533	0.3%	30,668	0.2%	21,729	0.2%
Uncollectible, classified as such under regulatory requirements (6)	1,546	0.0%	799	0.0%	301	0.0%	387	0.0%	242	0.0%
Total loans	56,487,971	100%	35,795,656	100.0%	20,765,574	100.0%	15,013,603	100.0%	11,634,289	100.0%

Other receivables from financial transactions portfolio categories
Normal situation (1)	910,419	89.1%	648,582	92,9%	407,884	93.1%	422,043	97.1%	243,131	96.2%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	44,922	4.4%	20,568	2.9%	13,022	3.0%	4,587	1.1%	3,718	1.5%
With problems/ medium risk (3)	25,321	2.4%	12,822	1.8%	6,048	1.4%	2,532	0.6%	1,980	0.8%
High risk of insolvency/ high risk (4)	37,862	3.7%	14,746	2.1%	7,902	1.8%	3,822	0.9%	3,066	1.2%
Uncollectible (5)	3,720	0.4%	1,562	0.2%	3,028	0.7%	1,633	0.4%	850	0.3%
Uncollectible, classified as such under regulatory requirements (6)	24	0.0%	6	0.0%	—	0.0%	1	0.0%	2	0.0%
Total Other receivables from financial transactions	1,022,268	100%	698,286	100.0%	437,884	100.0%	434,619	100.0%	252,747	100.0%

Categories of receivables from financial leases
Normal situation (1)	2,486,954	97.7%	1,510,245	97.9%	1,065,057	97.7%	567,063	96.0%	489,224	94.2%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	36,687	1.4%	18,114	1.2%	12,113	1.1%	12,715	2.6%	20,285	3.9%
With problems/ medium risk (3)	6,125	0.1%	5,331	0.3%	1,674	0.2%	6,010	1.0%	3,099	0.6%
High risk of insolvency/ high risk (4)	13,767	0.5%	9,386	0.6%	10,987	1.0%	1,098	0.2%	6,045	1.2%
Uncollectible (5)	1,024	0.0%	33	0.0%	537	—	4,074	0.7%	544	0.1%
Uncollectible, classified as such under regulatory requirements	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Total receivables from financial leases	2,544,557	100%	1,543,109	100.0%	1,090,368	100.0%	590,960	100.0%	519,197	100.0%

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

	Grupo Supervielle S.A.
	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of Pesos)
Non-Accrual Loans
To the non-financial private sector and foreign residents
Overdrafts	53,285	32,840	35,388	28,044	25,936
Promissory notes(1)	20,266	20,423	17,709	22,349	4,903
Unsecured corporate loans	34,389	24,313	36,125	10,159	13,472
Mortgage loans	—	4,473	207	403	1,018
Automobile and other secured loans	675	888	3,237	7,228	7,480
Personal loans	1,022,771	658,513	336,448	241,946	189,309
Credit card loans	458,846	282,414	244,396	152,331	119,772
Foreign Trade Loans	767	—	3,810	—	2,627
Other Loans	30,436	17,400	13,530	8,840	6,129
Total Non-Accrual Loans	1,621,435	1,041,264	690,850	471,300	370,645
Other receivables from financial transactions
Others	66,927	9,597	8,103	4,762	3,344
Total Non-Accrual Other receivables from financial transactions	66,927	9,597	8,103	4,762	3,344
Receivables from financial leases	20,916	14,750	13,198	11,182	9,688
Total Non-Accrual receivables from financial leases	20,916	14,750	13,198	11,182	9,688
Total Non-Accrual Financings	1,709,278	1,065,611	712,151	487,244	383,677
Non-Accrual Financings
With Preferred Guarantees	25,006	25,747	17,698	23,849	25,488
With Other Guarantees	—	—	—	—	—
Without Guarantees	1,684,272	1,039,864	694,352	463,299	358,172
Total Non-Accrual Financings	1,709,278	1,065,611	712,151	487,244	383,677

	Grupo Supervielle S.A.
	Year ended December31,
	2017	2016	2015	2014	2013
	(in thousands of Pesos)
Past Due Loans
To the non-financial private sector and foreign residents
Overdrafts	44,700	51,259	4,413	34,044	13,048
Promissory notes(1)	19,204	23,695	50,026	23,128	6,793
Unsecured corporate loans	51,364	46,789	141,557	36,397	15,476
Mortgage loans	—	6,141	47	5,685	957
Automobile and other secured loans	80	857	1,060	6,309	6,207
Personal loans	994,693	558,722	123,072	204,569	166,708
Credit card loans	309,950	202,698	256,475	115,312	95,504
Foreign trade loans	1,307	2,562	47,476	25,461	5,476
Other loans	32,941	13,102	36,629	8,434	5,088
Total Past Due Loans	1,454,238	905,825	660,755	459,339	315,257
Other receivables from financial transactions
Others	3,456	8,322	1,946	2,870	1,857
Total Past Due Other receivables from financial transactions	3,456	8,322	1,946	2,870	1,857
Receivables from financial leases	42,312	21,602	113,375	19,168	9,593
Total Past Due Financings	1,500,006	935,749	776,076	481,377	326,707
Past Due Financings
With Preferred Guarantees	65,418	70,901	119,075	70,821	24,792
Without Guarantees	1,434,588	864,848	657,001	410,556	301,915
Total Past Due Financings	1,500,006	935,749	776,076	481,377	326,707

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Risk Element — Interest

The following table analyzes the gross interest income that would have been recorded in the year ended December 31, 2017 if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, as well as the amount of interest income on those loans that was included in net income for the period.

As of December 31, 2017
(in thousands of Pesos)
Interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued	180,181
Interest on loans classified as non-accrual included in net income	112,969

Analysis of the Allowance for Loan Losses

The Central Bank’s regulations require financial institutions to classify certain consumer or housing loans in excess of Ps.5.0 billion as commercial loans, and allow financial institutions to classify certain commercial loans of up to Ps.5.0 billion as consumer and housing loans. See “Argentine Banking Regulation—Liquidity and Solvency Requirements—Debt Classification and Loan Loss Provisions—Credit Portfolio.” As of December 31, 2017 we did not hold any consumer or housing loans in excess of Ps.5.0 billion classified as commercial loans and we held commercial loans for less than Ps.5.0 billion for which we applied the consumer and housing loan classification for a total amount of Ps.4.3 billion. The estimated impact derived from the application of this classification on our loan loss provisions and allowance for loan losses for the year ended December 31, 2017 was an increase of Ps.6.5 million in both items.

The table below sets forth annual variations in the allowances for loan losses for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. See “ Item 5.A Operating Results—Critical Accounting Policies—Allowances for Loan Losses.”  Amounts below include allowances for loans, leasing and other receivables from financial transactions.

	Grupo Supervielle S.A.
	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of Pesos)
Balance at the beginning of the year	920,208	638,648	429,358	353,756	295,691
Provisions charged to income	1,820,169	1,057,637	543,844	356,509	350,535
Write-offs and reversals(1)	(1,194,018)	(776,077)	(334,554)	(280,907)	(296,985)
Other adjustments	23,575	—	—	—	4,515
Balance at the end of year	1,569,934	920,208	638,648	429,358	353,756
Provisions net of write-offs and reversals	1.5%	1.1%	1.2%	0.6%	0.6%

Provisions charged to income

Promissory notes(2)	63,519	58,557	2,228	33,143	18,218
Unsecured corporate loans	37,305	34,929	31,089	15,163	10,764
Overdrafts	40,755	67,737	27,392	17,752	14,967
Mortgage loans	14,253	2,348	58	219	984
Automobile and other secured loans	3,499	1,512	941	3,928	5,831
Personal loans	1,091,171	542,792	265,770	140,817	138,146
Credit cards loans	403,312	231,421	185,849	126,429	112,726
Foreign Trade Loans	59,942	67,737	1,820	4,497	3,483
Other financings	46,363	14,943	8,507	4,179	34,213
Other receivables from financial transactions	42,750	11,453	5,957	6,366	4,508
Receivables from financial leases	17,300	24,208	14,233	4,016	6,695
	1,820,169	1,057,637	543,844	356,509	350,535

Write-offs and reversals
Promissory notes(2)	(22,167)	(40,049)	(6,858)	(18,328)	(14,477)
Unsecured corporate loans	(13,019)	(39,488)	(4,403)	(9,191)	(8,315)
Overdrafts	(23,682)	(32,948)	(10,895)	(9,721)	(8,658)
Mortgage loans	—	—	(294)	(369)	(601)
Automobile and other secured loans	(1,098)	(2,636)	(2,608)	(4,293)	(8,538)
Personal loans	(759,000)	(372,784)	(186,248)	(142,797)	(135,489)
Credit cards loans	(311,091)	(254,072)	(108,206)	(79,733)	(101,030)
Foreign Trade Loans	—	—	—	(3,842)	(1,202)
Other financings	(19,208)	(14,393)	(3,852)	(2,857)	(9,016)
Other receivables from financial transactions	(38,893)	(7,291)	(5,234)	(5,558)	(3,191)
Receivables from financial leases	(5,860)	(12,416)	(5,956)	(4,218)	(6,468)
	(1,194,018)	(776,077)	(334,554)	(280,907)	(296,985)

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

Allocation of the Allowance for Loan Losses and Other Financing

The following table allocates the allowance for loan and other financing losses by category of loans and sets forth the percentage distribution of the total allowances for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013. Amounts below include allowances for loans, leasing and other receivables from financial transactions.

	Grupo Supervielle S.A.
	Year ended December 31,
	2017			2016			2015			2014			2013
	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category
	(in thousands of Pesos, except percentages)
Loans:
Promissory notes(1)	107,661	7%	7%	74,272	8.1%	8.3%	53,627	8.4%	8.7%	54,891	12.8%	13.2%	42,726	12.1%	12.5%
Unsecured corporate loans	70,816	5%	5%	41,020	4.5%	4.6%	50,545	7.9%	8.2%	22,387	5.2%	5.4%	17,660	5.0%	5.2%
Overdrafts	66,997	4%	4%	47,237	5.1%	5.3%	43,902	6.9%	7.1%	26,601	6.2%	6.4%	19,888	5.6%	5.8%
Mortgage loans	14,598	1%	1%	2,203	0.2%	0.2%	815	0.1%	0.1%	1,016	0.2%	0.2%	1,295	0.4%	0.4%
Automobile and other secured loans	3,475	0%	0%	993	0.1%	0.1%	2,535	0.4%	0.4%	4,244	1.0%	1.0%	5,147	1.5%	1.5%
Personal loans	837,490	53%	55%	446,552	48.6%	49.7%	225,616	35.3%	36.5%	149,508	34.8%	35.9%	122,147	34.5%	35.7%
Credit card loans	236,937	15%	15%	158,166	17.2%	17.6%	212,423	33.3%	34.4%	135,790	31.6%	32.6%	113,075	32.0%	33.1%
Foreign Trade Loans	31,595	2%	2%	33,777	3.7%	3.8%	11,212	1.8%	1.8%	8,055	1.9%	1.9%	8,868	2.5%	2.6%
Other financings:	164,029	10%	11%	94,627	10.3%	10.5%	16,638	2.6%	2.7%	14,531	3.4%	3.5%	11,194	3.2%	3.3%
Total Loans	1,533,598	98%	100%	899,147	97.7%	100.0%	617,313	96.7%	100.0%	417,023	97.1%	100.0%	342,000	96.7%	100.0%
Other receivables from financial transactions	10,326	1%	100%	5,807	0.6%	100.0%	5,944	0.9%	100.0%	5,221	1.2%	100.0%	4,439	1.3%	100.0%
Receivables from financial leases	25,356	2%	100%	15,254	1.7%	100.0%	15,391	2.4%	100.0%	7,114	1.7%	100.0%	7,317	2.1%	100.0%
Total	1,569,280	100%	100%	920,208	100.0%	100.0%	638,648	100.0%	100.0%	429,358	100.0%	100.0%	353,756	100.0%	100.0%

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of  December 31, 2017, 2016, 2015, 2014 and 2013. Amounts below include allowances for loans, leasing and other receivables from financial transactions.

	Grupo Supervielle S.A.
	As of December 31,
	2017		2016		2015		2014		2013
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of Pesos, except percentages)
Oils and oilseeds	147,262	0.2%	31,452	0.1%	40,392	0.18%	35,021	0.22%	90,159	0.73%
Agriculture, crops and fruit	3,000,710	5.0%	1,217,849	3.2%	780,888	3.50%	1,008,363	6.29%	752,418	6.06%
Manufactured foodstuff, cattle beef	977,564	1.6%	611,499	1.6%	373,955	1.68%	260,980	1.63%	272,804	2.20%
Household items, sales / Trading	657,475	1.1%	744,842	2.0%	162,113	0.73%	127,949	0.80%	308,531	2.49%
Automotive vehicles and car parts	1,495,123	2.5%	360,406	0.9%	267,917	1.20%	522,760	3.26%	300,554	2.42%
Sugar	684,014	1.1%	256,371	0.7%	117,589	0.53%	185,419	1.16%	113,845	0.92%
Foreign and local banks	415,393	0.7%	127,058	0.3%	—	—	22,801	0.14%	108,422	0.87%
Alcoholic beverages	146,884	0.2%	260,210	0.7%	135,636	0.61%	104,815	0.65%	38,592	0.31%
Civil construction	1,190,588	2.0%	745,777	2.0%	590,772	2.65%	253,976	1.58%	180,836	1.46%
Road works and specialized construction	3,424,009	5.7%	1,772,852	4.7%	1,090,153	4.89%	630,765	3.93%	307,690	2.48%
Cooperatives and small financial institutions	3,222,067	5.4%	1,171,755	3.1%	339,852	1.52%	311,261	1.94%	344,283	2.78%
Private and public mail services	19,122	0.0%	42,326	0.1%	36,510	0.16%	48,718	0.30%	51,203	0.41%
Cattle raising	199,030	0.3%	221,898	0.6%	116,047	0.52%	85,763	0.53%	68,659	0.55%
Leather	120,995	0.2%	89,509	0.2%	73,699	0.33%	90,456	0.56%	49,776	0.40%
Electricity and gas distribution	1,135,089	1.9%	315,947	0.8%	66,588	0.30%	108,440	0.69%	47,162	0.38%
Home appliances, audio and video devices, production and importation	236,584	0.4%	371,177	1.0%	61,281	0.27%	121,088	0.75%	165,025	1.34%
Hydrocarbon extraction and production	358,217	0.6%	400,658	1.1%	12,610	0.06%	138,053	0.86%	88,623	0.71%
Families and individuals(1)	28,483,212	47.4%	19,222,165	50.5%	13,733,797	61.60%	7,804,466	48.66%	5,981,333	48.21%
Hypermarkets and supermarkets	1,550,732	2.6%	1,324,768	3.5%	391,316	1.76%	580,535	3.62%	349,912	2.82%
Machines and tools — Production, sale and/or lease	606,425	1.0%	963,616	2.5%	183,052	0.82%	122,331	0.76%	85,910	0.69%
Motorcycles, parts and accessories	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Paper and cardboard	274,312	0.5%	141,229	0.4%	70,663	0.32%	52,404	0.33%	45,642	0.37%
Plastic - Manufactures	824,191	1.4%	265,851	0.7%	309,765	1.39%	247,564	1.55%	273,101	2.20%
Metal products	155,878	0.3%	55,185	0.1%	56,168	0.25%	59,907	0.37%	47,547	0.38%
Pharmaceutical products and laboratories	519,605	0.9%	517,629	1.4%	243,158	1.09%	203,976	1.27%	137,143	1.11%
Chemical products	392,089	0.7%	146,341	0.4%	68,864	0.31%	156,895	0.98%	26,652	0.21%
Waste collection and recycling	384,648	0.6%	294,848	0.8%	273,732	1.23%	88,991	0.55%	59,604	0.48%
Corporate services	629,859	1.0%	318,056	0.8%	88,831	0.40%	72,080	0.45%	64,989	0.53%
Health services	360,065	0.6%	142,107	0.4%	59,358	0.27%	101,869	0.64%	67,961	0.55%
Mineral extraction and production	1,245,624	2.1%	555,825	1.5%	69,567	0.31%	58,143	0.36%	62,169	0.50%
Telecommunications	15,569	0.0%	2,964	0.0%	5,402	0.02%	9,988	0.06%	12,441	0.10%
Textile industry	551,755	0.9%	159,865	0.4%	250,000	1.12%	258,411	1.61%	235,666	1.90%
Cargo transportation	791,186	1.3%	447,220	1.2%	322,362	1.45%	330,371	2.06%	230,617	1.86%
Wine industry	1,026,849	1.7%	662,557	1.7%	396,564	1.78%	369,166	2.30%	274,601	2.21%
Real estate agencies	243,297	0.4%	93,432	0.2%	42,974	0.19%	88,897	0.55%	28,578	0.23%
Other(2)	4,569,374	7.6%	3,985,806	10.5%	1,462,251	6.56%	1,376,560	8.59%	1,133,785	9.14%
Total	60,054,796	100.0%	38,037,051	100.0%	22,293,826	100%	16,039,182	100%	12,406,233	100%

(1)         Loans for personal consumption.

(2)         Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017		2016		2015
	Average balance	Average nominal rate	Average balance	Average nominal rate	Average balance	Average nominal rate
	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors
Non-interest-bearing checking accounts
Average
Pesos	6,721,317	0.0%	6,541,551	0.0%	4,766,849	0.0%
Dollars	2,762,491	0.0%	601,764	0.0%	99,828	0.0%
Total	9,483,808	0.0%	7,143,315	0.0%	4,866,677	0.0%
Savings accounts
Average
Pesos	8,988,542	0.0%	6,189,649	0.1%	4,622,839	0.1%
Dollars	3,840,462	0.1%	1,237,333	0.1%	286,579	0.1%
Total	12,829,004	0.1%	7,426,982	0.1%	4,909,418	0.1%
Special checking accounts
Average			—	—	—	—
Pesos	4,139,446	15.3%
Dollars	1,178,635	0.3%	—	—	—	—
Total	5,318,081	12.0%	—	—	—	—
Time deposits
Average
Pesos	12,567,532	15.4%	11,645,642	26.4%	8,952,849	24.8%
Dollars	1,325,298	0.31%	806,650	1.3%	337,459	0.1%
Total	13,892,830	12.1%	12,452,292	24.7%	9,290,308	24.0%
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing checking accounts
Average
Pesos	23		67		51
Dollars	—		—		—
Total	23		67		51
Savings accounts
Average
Pesos	2,782		2,735		1,416
Dollars	7,739		1,601		315
Total	10,521		4,336		1,731
Time deposits
Average
Pesos	372		450		331
Dollars	—		—		—
Total	372		450		331

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits exceeding Ps.100,000 at December 31, 2017.

At December 31, 2017
(in thousands of Pesos)
Time Deposits
Within 3 months	13,936,903
After 3 months but within 6 months	4,715,336
After 6 months but within 12 months	71,206
Over 12 months	190
Total Time Deposits(1)	18,723,635

(1)               Only principal. Excludes the CER and UVA adjustment.

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	At December 31,
	2017		2016		2015
	Amount	Annualized Rate	Amount	Annualized Rate	Amount	Annualized Rate
	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	2,778,102	3.3%	671,668	3.0%	128,188	4.2%
Average during period	692,553	3.5%	200,863	3.5%	125,731	2.8%
Maximum monthly average	1,770,080		634,370		264,735

Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	232,856	20.6%	940,258	28.5%	618,775	31.9%
Average during period	746,603	22.8%	1,023,259	30.1%	398,927	28.8%
Maximum monthly average	1,637,914		1,212,061		585,775

Other(1)
Total amount outstanding at the end of the reported period	2,608,214	0.0%	2,233,734	0.0%	1,709,103	0.0%
Average during year	2,618,507	0.0%	1,898,011	0.0%	1,477,502	0.0%
Maximum monthly average	2,886,849		2,167,350		1,988,276

Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	795,647	26.2%	1,172,341	24.6%	831,848	28.9%
Average during year	503,994	29.1%	1,146,906	29.7%	599,742	26.3%
Maximum monthly average	1,733,866		1,390,135		831,848

(1)         Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Year ended December 31,
	2017	2016	2015
	(in thousands of Pesos, except percentages)

Net Income	2,437,059	1,311,304	674,109
Average total assets(1)	69,599,142	41,467,412	26,961,165
Average shareholders’ equity	9,580,785	4,986,499	2,094,750
Shareholders’ equity at the end of the period	15,144,798	6,931,551	2,373,710
Net income as a percentage of:
Average total assets	3.5%	3.2%	2.5%
Average shareholders’ equity	25.4%	26.3%	32.2%
Declared cash dividends	243,706	65,500	25,162
Dividend payout ratio	10.0%	5.0%	3.7%
Average shareholders’ equity as a percentage of average total assets	13.8%	12.0%	7.8%

(1)         Calculated on a daily basis.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and CCF’s consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

Year ended December 31,
2017	2016	2015
(in thousands of Pesos)
Calculation of excess capital:
Allocated to assets at risk	4,710,391	3,178,270	2,082,489
Allocated to Bank premises and equipment, intangible assets and equity investment assets	191,549	172,154	102,252
Market risk	121,155	45,385	30,741
Interest rate risk	—
Public sector and securities in investment account	131,109	78,472	16,739
Operational Risk	1,016,501	713,227	512,948
Required minimum capital under Central Bank regulations	6,170,705	4,187,508	2,745,169
Basic net worth	9,903,099	5,706,639	2,597,534
Complementary net worth	913,256	778,885	662,679
Deductions	(386,192)	(338,671)	(291,653)
Total capital under Central Bank regulations	10,430,163	6,146,853	2,968,560
Excess capital	4,259,458	1,959,345	223,391
Credit Risk Weighted Assets(1)	60,939,300	39,678,311	25,248,691
Risk Weighted Assets(1)	75,301,392	49,168,958	34,314,613

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	13.9%	12.5%	8.7%
Tier 1 Capital / Risk Weighted assets	12.6%	10.9%	6.7%
Average shareholders’ equity as a percentage of average total assets	10.5%	11.2%	9.5%
Total liabilities as a multiple of total shareholders’ equity	8.2	x	7.8	x	10.9	x
Cash as a percentage of total deposits	18.2%	22.6%	28.5%
Liquid assets as a percentage of total deposits(2)	42.4%	27.0%	32.6%

(1)         Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank regulations by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank regulations.

(2)         Liquid assets include cash and securities issued by the Central Bank (LEBACs and NOBACs).

As of December 31, 2017, the Bank’s Tier 1 capital ratio on a consolidated basis with CCF was 12.6%, compared to 10.9% as of December 31, 2016. Including the funds retained at the holding company (Grupo Supervielle) level after the follow-on equity offering of Grupo Supervielle, which are available for further capital injections into its subsidiaries, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2017 was 18.4%. The bank’s Tier1 ratio coincides with CET 1 ratio.

As of December 31, 2017, the Bank’s total capital ratio on a consolidated basis with CCF was 13.9% compared to 12.5% as of December 31, 2016. Including the funds retained at the holding company (Grupo Supervielle) level after the follow-on equity offering of Grupo Supervielle, which are available for further capital injections into its subsidiaries, the consolidated pro-forma total capital ratio as of December 31, 2017 was 19.6%.

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

Financial Presentation

Our audited consolidated financial statements are prepared in accordance with Argentine Banking GAAP. Argentine Banking GAAP differs in certain significant respects from U.S. GAAP and from Argentine GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for preparing financial statements of the entities under its supervision with the temporary exception of paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (IFRS as issued by the IASB as adopted by the Central Bank). Note 33 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and IFRS, as they relate to us, and a reconciliation to IFRS of shareholders’ equity as of December 31, 2017 and January 1, 2017 and of net income for the year ended December 31, 2017.

Our segment disclosure for the years ended December 31, 2017, 2016 and 2015 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

•                  Treasury:  The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the retail, corporate banking and treasury segments. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products, such as debt securities, and develops businesses with wholesale financial and non-financial clients.

•                  Consumer Finance: Through CCF and Tarjeta, we offer credit card services and loans to the middle and lower-middle-income sectors.  Through an exclusive agreement with Walmart Argentina, our offer of products includes consumer loans, credit cards and insurance products.

•                  Insurance:  Supervielle Seguros began issuing its first insurance policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. A Central Bank resolution issued in March, 2016 and effective September 1, 2016, prohibits financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, since September 1, 2016, both the Bank and CCF are self-insured against these risks and only contract new credit related insurances for mortgages loans. We intend to continue to expand this business and launch new insurance products previously offered to our customers by other insurance companies..

•                  Asset Management & Other Services: We also offer a a variety of other services, including mutual fund products through Supervielle Asset Management and non-financial products and services through Espacio Cordial. Until March 31, 2017, we offered microcredit financing through Cordial Microfinanzas. On March 31, 2017, we and the Bank sold our shares of Cordial Microfinanzas to Ciudad Microempresas.

The Argentine Economy and Financial System

Introduction

According to recent International Monetary Fund (“IMF”) estimates, the world economy is estimated to have grown by 3.6% in 2017, an improvement over the 3.2% growth recorded in 2016. This greater economic expansion is the result of an estimated growth of 4.6% in emerging market countries and 2.2% in developing market countries, and occurred in a context of accelerated growth in world trade (4.2% compared to 2.4% in 2017 and 2016, respectively).

After the change of administration in Argentina in late 2015,  several corrective measures were put in place with respect to the Argentine economy. In 2017, the administration introduced further structural financial and economic reforms. The first measures adopted included the tax amnesty implemented by late 2016. The Argentine Central Bank continued implementing its inflation goals and, despite failing to reach the goal initially proposed by the Ministry of Finance in 2016, managed to materially reduce the inflation rate.

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility, with years of practically no growth (2009, 2012 and 2014), and years of strong (2010 and 2011) or slow (2013) growth.

In January 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC suspended the publication of certain statistical data until it completed a reorganization of its technical and administrative structure to be capable of producing sufficient and reliable statistical information. Following the implementation of certain methodological reforms and the adjustment of macroeconomic statistics on the basis of these reforms, on June 15, 2016, the INDEC published the INDEC Report, including revised GDP data for the years 2004 through 2015. As of the date of this annual report, the INDEC has resumed publishing certain data, including inflation rates, GDP, foreign trade, poverty and balance of payment statistics among others.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015		2016		2017
GDP real growth (%)**	8.0	9.0	4.1	(5.9)	10.1	6.0	(1.0)	2.4	(2.5)	2.6		(2.2)		2.9	(4)
Primary fiscal balance (excludes interest) (as a % of GDP)	2.9	2.5	2.5	1.2	1.4	0.2	(0.2)	(0.7)	(0.9)	(2.7)		(4.3	)*	3.9
Total public debt (as a % of GDP)**	70.6	62.1	53.8	55.4	43.5	38.9	40.4	43.5	44.7	53.5		54.2		53.7	(2)
Trade balance (in million U.S.$)**	12,393	11,273	12,577	16,886	11,382	9,020	12,008	1,521	3,178	(2,969)		2,124		(8,471)
Total deposits (as a % of GDP)**	23.3	22.4	20.1	15.8	22.4	20.8	22.2	22.2	21.1	22.8		23.5		23.1	(6)
Loans to the private sector (as a % of GDP)	10.4	11.9	11.2	8.4	11.8	13.2	14.2	14.7	12.9	13.7		13.1		15.4	(6)
Unemployment rate-end year- (%)	8.7	7.5	7.3	8.4	7.3	6.7	6.9	6.4	6.9	5.9	(3)	7.6		7.2	(5)
Inflation in consumer prices —Dec./Dec. - CPI INDEC (%)	9.8	8.5	7.2	7.7	10.9	9.5	10.8	10.9	23.9	26.9	(1)	41.0	(1)	24.8
Average nominal exchange rate (in Ps. Per U.S.$)	3.07	3.12	3.16	3.73	3.91	4.13	4.55	5.48	8.12	9.27		14.78		16.57

Source:  INDEC, Central Bank and City of Buenos Aires.

(1)                                  Based on most recent publicly available information published by the City of Buenos Aires. See “Item 3.D—Risk Factors—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

(2)                                  As of June 30, 2017

(3)                                  As of September 30, 2015.

(4)                                  For the fiscal year 2017.

(5)                                  As of December 31, 2017.

(6)                                  Annual estimate of GDP for 2017

**                                    These figures are calculated in accordance with the latest methodological reforms and adjustments for macroeconomic statistics as of the date of this annual report.

***                              These figures are calculated in accordance with the latest methodological reforms and the adjustments for macroeconomic statistics as of the date of this annual report. It does not include funds transferred from the Central Bank and from the Treasury.

n/a means not available.

In 2013, Argentina’s real GDP grew 2.4% as compared to 2012, as domestic demand in 2013 helped to offset weak demand for Argentina’s exports.

In 2014, Argentina’s GDP contracted by 2.5% as compared to 2013, reflecting the impact of the deceleration of growth in developing economies on Argentina’s exports, growing uncertainty in the financial sector and fluctuations in foreign exchange rates.

In 2015, Argentina’s GDP increased by 2.5%, reflecting a recovery in consumption due to an improvement in the labor market and investment. GDP growth in 2015 was primarily driven by a 3.8% increase in gross investment, resulting from a 5.2% increase in total durable equipment of production and a 2.3% increase in construction, as well as a 4.0% increase in total consumption due to a 6.8% increase in public sector consumption and a 3.5% increase in private sector consumption.

In 2016, Argentina’s GDP decreased 2.2%. Imports of goods and services increased by 5.7% while investments in durable equipment for production decreased by 5.1%. Exported goods and services, however, increased by 3.7%.

In 2017, Argentina’s GDP recovered by 2.9%, recording 0.6%, 3.0%, 3.8% and 3.9% year-on-year growth rates for the four quarters of the year, respectively.

During 2016, the Macri administration introduced structural reforms in the financial and economic sectors. It was a transitional year in which macroeconomic corrections were made, such as the agreement reached with Argentina’s holdout creditors and the return of the Argentine government to the international debt market, the elimination of duties, the normalization of the INDEC, the adoption of energy efficiency measures and the universalization of benefits. The Central Bank adopted monetary measures that supported macroeconomic changes by strengthening the position of international reserves and by using a system of inflation targets. During 2017, the outcome of the mid-term legislative elections paved the way for the structural and social security reform law, which provides for a change in the calculation of pensions and for the possibility that employees work for an additional five years beyond the pension eligibility age. In addition, a tax agreement between the federal government and all provinces (except for San Luis) and the City of Buenos Aires was entered into to reduce taxation, and the Tax Reform Law was passed by Congress in the last session of 2017. Further, utility rates were adjusted, allowing the government to materially reduce subsidies. On December 27, 2017, the Central Bank adopted the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020, adjusting the pace of reduction announced in 2017 by one year.

Foreign Trade and Foreign Exchange Market

During 2017, the trade balance recorded a U.S.$8.5 billion deficit, compared to a U.S.$2.0 billion surplus in 2016. While exports remained stable compared to 2016, imports increased by 19.7%. Exports recorded reductions in all sectors except for industrial manufactured goods, which grew by 9.1%. Imports grew in all sectors, except for fuel, which recorded a 3% drop. The imports of vehicles increased by 40%.

International reserves of the Central Bank grew by U.S.$15.7 billion, ending 2017 at U.S.$55.1 billion.

The Nominal Exchange Rate ended 2017 at Ps.18.80 to U.S.$1.00, an 18.4% increase from December 31, 2016. While the Central Bank did not directly intervene in the exchange market in any significant manner during most of the year, it did influence the Peso/U.S. dollar exchange value by the end of the year by reducting in the interest rates of medium term Letras del Banco Central (“LEBAC”), which encouraged a demand for US dollars.

Labor Market

In 2017, wages in Argentina increased by 27.5% as a result of a 26.5% increase in the total number of registered employees and the 31.5% increase of the private sector non-registered employees. The wages of private sector registered employees grew by 27.3% and those of the public sector grew by 25.0%. In all cases, wages grew above inflation.

The unemployment rates of the first, second, third and fourth quarters of 2017 stood at 9.2%, 8.7%, 8.3% and 7.2%, respectively, averaging 8.4% in 2017. There was a slight decrease of 40 basis points in the average unemployment rate of the fourth quarter of 2017 in comparison with that of the fourth quarter of 2016.

Fiscal Balance

In February 2017, the Minister of the Treasury, Nicolás Dujovne, announced fiscal account targets for 2017 to 2019, which include primary deficit goals of a 1% reduction per year in the fiscal deficit: 4.2% of GDP in 2017, 3.2% of GDP in 2018 and 2.2% of GDP in 2019. The primary deficit goal of 1.2% in 2020 was announced in December 2017. According to the Ministry of the Treasury, the fiscal deficit for 2017 was 3.9% of GDP, exceeding the proposed objectives. To reduce the fiscal deficit, the government increased utilities rates, mainly of electricity and gas. A new Pension Law and a Tax Reform Law passed in December 2017 provide, among other things, for a reduction in income tax rates for companies that reinvest their profits and changes to the income tax treatment applicable to financial income, and reduction of employer contributions. Changes will be deployed over five years. During 2017, fiscal revenues increased by 23.0%, while expenses fiscal increased by 22.0%. Reduction in economic subsidies ((22)% since December 2016), in particular in the energy sector, contributed to fulfilling the fiscal targets of 2017.

The government managed to secure funding in domestic and international debt markets, issuing bonds both in Pesos and in foreign currency, while the country risk (measured by J.P. Morgan’s EMBI index + Arg.) strongly fell 103 basis points from 453 by late 2016 to 350 by late 2017. This reduction came along with a spread reduction from 91 basis points at the end of 2016 to only 22 basis points by the end of 2017 in Emerging Risk (measured by J.P. Morgan’s EMBI index + Arg.).

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

According to the available public information based on data from the City of Buenos Aires, CPI grew 38.0% in 2014, 26.9% in 2015, 41.0% in 2016 and 26.1% in 2017, while according to the data of the Province of San Luis, CPI grew 31.9% in 2013, 39.0% in 2014, 31.6% in 2015, 31.4% in 2016 and 24.3% in 2017.

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

On July 11, 2017, the INDEC started to publish a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area (which is the CPI that resumed publication in June 2016), the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region. The inflation rate for June, July, August, September and October, November and December 2017 and January and February

2018 published by the INDEC using the National CPI methodology was 1.2%, 1.7%, 1.4%, 1.9%, 1.5%, 1.4%, 3.1%, 1.8% and 2.4%, respectively. For the period of January through December 2017, accumulated inflation using the National CPI was 24.6%. In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. Adjustments approved by the Argentine government in electricity and gas tariffs, as well as the increase in the price of gasoline have been passed through to prices, creating additional inflationary pressures.

The National CPI is prepared in accordance with current international standards and classifies individual consumption by purpose, previously used in the preparation of the former CPI.  The adoption of the National CPI brings Argentina’s statistical practice in line with the OECD guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, International Monetary Fund, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank.

According to the INDEC, in 2017, inflation was 24.8%, above the inflation rate target by the currency authority, which was between 12% to 17%. On December 27, 2017, the Central Bank adopted the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020, adjusting the pace of reduction announced in 2017 by one year. In the past, the Argentine government implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the prices of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D—Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

Inflation increases also have a negative impact on our administrative expenses, in particular our payroll and social security charges.

The Financial System

In 2015, total deposits increased by Ps.375.0 billion, representing a 38.3% increase from 2014, as reported by the Central Bank. Public sector deposits increased by Ps.33.6 billion in 2015, representing a 13.1% increase from 2014. Non-financial private sector deposits increased by Ps.337.3 billion in 2015, representing a 47.2% increase from 2014, primarily driven by a Ps.263.5 billion increase, or a 40.7% increase in Peso deposits. Further, in 2015, foreign currency deposits increased by Ps.78.8 billion or 101.8%. In terms of Peso deposits, the most significant were time deposits, which increased by Ps.159.0 billion or 56.1% from 2014, followed by savings accounts, registering a Ps.57.7 billion increase or 32.8% increase from 2014, and checking accounts, which increased by Ps.42.0 billion or 25.2% from 2014.

The Central Bank reported that total loans increased by Ps.245.6 billion in 2015, representing a 36.9% increase from 2014. Non-financial private sector loans increased by Ps.223.9 billion or 37.1% from 2014. This increase was mainly due to an increase in loans denominated in Pesos, which grew by Ps.208.5 billion or 37.0% from 2014, while foreign currency loans increased by Ps.10.5 billion or 37.0%. The total amount of Peso loans increased in almost every category. With respect to loans to businesses, overdrafts increased by Ps.21.9 billion or 33.7% and secured loans increased by Ps.54.6 billion or 39.5%. With respect to consumer credit, credit card loans increased by Ps.65.7 billion or 54.2% and personal loans grew by Ps.44.0 billion or 37.4%.  Finally, mortgages and pledge loans each registered an increase of Ps.7.4 billion, representing an increase of 15.4% and 22.6%, respectively.

In 2016, total deposits increased by Ps.613.1 billion, representing a 45.2% increase from 2015, as reported by the Central Bank. Public sector deposits increased by Ps.145.4 billion in 2016, representing a 50.2% increase from 2015. Non-financial private sector deposits increased by Ps.463.4 billion in 2016, representing a 44.0% increase from 2015, primarily driven by a Ps.243 billion increase, or a 26.7% increase in Peso deposits and by Ps.231.3 billion in 2016, representing a 44.0% increase in foreign currency deposits. In terms of Peso deposits, the most significant were savings accounts, registering a Ps.97.5 billion increase or 41.8% increase from 2015 followed by checking accounts, which increased by Ps.80.2 billion or 38.6% from 2015 and time deposits, which increased by Ps.54.6 billion or 12.3% from 2015.

The Central Bank reported that total loans increased by Ps.257.0 billion in 2016, representing a 28.3% increase from 2015. Non-financial private sector loans increased by Ps.266.2 billion or 32.5% from 2015. This increase was mainly due to an increase in foreign currency loans, which grew by Ps.105.2 billion or 272.6% from 2015, while loans denominated in local currency increased by Ps.147.3 billion or 19.2%. The total amount of Peso loans increased in almost every category. With respect to loans to businesses, overdrafts increased by Ps.14.5 billion or 16.6% and secured loans increased by Ps.9.2 billion or 4.8%. With respect to consumer credit, credit card loans increased by Ps.46.7 billion or 24.6% and personal loans grew by Ps.60.1 billion or 37.3%.  Finally, mortgages and pledge loans each registered an increase of Ps.5.7 and Ps.13.1 billion, representing an increase of 10.4% and 32.7%, respectively.

In 2017, total deposits increased by Ps.477.4 billion, representing a 24.3% increase from 2016, as reported by the Central Bank. Public sector deposits increased by Ps.19.6 billion in 2017, representing a 4.5% increase from 2016. Non-financial private sector deposits increased by Ps.452.5 billion in 2017, representing a 29.8% increase from 2016, primarily driven by a Ps.294.8 billion increase, or a 25.5% increase in Peso deposits and by Ps.182.9 billion increase, or a 47.2% increase in foreign currency deposits. In terms of Peso deposits, the most significant were savings accounts, registering a Ps.144.9 billion increase or 43.8% increase from 2016 followed by time deposits, which increased by Ps.107.2 billion or 21.5% from 2016 and checking accounts, which increased by Ps.29.8 billion or 10.3% from 2016.

The Central Bank reported that non-financial private sector loans increased by Ps.546.7 billion or 51.7% from 2016. This increase was mainly due to an increase in foreign currency loans, which grew by Ps.134.1 billion or 93.3% from 2016, while loans denominated in local currency increased by Ps.413.3 billion or 45.2%. The total amount of Peso loans increased in every category. With respect to loans to businesses, overdrafts increased by Ps.18.2 billion or 17.9% and secured loans increased by Ps.88.2 billion or 43.9%. With respect to consumer credit, credit card loans increased by Ps.56.4 billion or 23.8% and personal loans grew by Ps.130.7 billion or 59.1%.  Finally, mortgages and pledge loans each registered an increase of Ps.68.8 and Ps.35.1 billion, representing an increase of 112.6% and 65.8%, respectively.

Throughout 2016, the new authorities of the Central Bank pursued monetary stability through a monetary policy with inflation targets, financial stability focused on the development and the deepening of the domestic financial system and the adoption of measures that promote bankarization, financial inclusion, and the use of electronic means of payment.

Beginning in January 2017, the Central Bank implemented a scheme of inflation targets with annually decreasing objectives, originally until 2019, which uses the 7-day repo reference rate as the anchor of its inflation targeting regime. The Central Bank determined a “rates corridor”, defined by the spread between active and passive repo rates, from which the monetary policy rate is derived. The inflation target range for 2016 was between 20.0%-25.0% and for 2017 it was set between 12.0%-17.0%. In 2017, however, inflation failed to subside as expected, and the monetary policy rate was increased to quicken the pace of deceleration and minimize the impact of the upcoming adjustments to regulated prices (electricity and gas). On December 27, 2017, the Central Bank adopted the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020, adjusting the pace of reduction announced in 2017 by one year.

According to the Central Bank, ROAA was 3.0% in 2017, as compared to 3.7% in 2016, and ROAE for the financial system was 24.9% in 2017, as compared to 29.7% in 2016. Further, the Central Bank indicated that the interest rate margin decrease was 10.4% of assets in 2017, as compared to 11.4% of assets in 2016. Net income from services represented 3.6% of assets in 2017, as compared to 3.8% of assets in 2016. Loan loss provisions resulting from the increase in private loan delinquencies totaled 1.0% of assets in 2017, as compared to 0.8% of assets in 2016.

The following table shows average loans to the private sector in Argentina calculated on a daily basis:

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Pesos)			(in percentages)
Loans
Overdrafts	111,454.8	101,672.3	80,424.9	9.6%	26.4%
Promissory notes	226,346.0	179,359.5	153,542.2	26.2%	16.8%
Mortgage loans	82,527.2	55,750.3	49,973.0	48.0%	11.6%
Automobile and other secured loans	69,654.1	43,695.2	35,310.8	59.4%	23.7%
Personal loans	281,342.9	184,777.1	137,856.6	52.3%	34.0%
Credit cards	242,480.7	194,295.1	137,645.7	24.8%	41.2%
U$S loans	206,525.9	92,786.4	35,206.3	122.6%	163.6%
Others	42,836.6	36,678.8	43,141.8	16.8%	(15.0)%

Source: Central Bank.

The following table shows the average deposits from the private sector in Argentina calculated on a daily basis:

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Pesos)			(in percentages)
Deposits
Checking accounts	434,781.2	340,292.6	290,072.2	27.8%	17.3%
Savings accounts	359,059.8	255,201.8	202,278.1	40.7%	26.2%
Time deposits	693,892.0	581,081.0	452,483.5	19.4%	28.4%
Private sector	1,603,057.3	1,170,012.2	832,231.7	37.0%	40.6%

Source: Central Bank.

The following table shows the average BADLAR rate calculated on a daily basis:

	Year ended December 31,
	2017	2016	2015
BADLAR Rate	23.25%	19.88%	27.25%
TM20	23.69%	NA	NA

Source: Central Bank.

Argentine Financial System Statistics from 2005 to 2017.

The following table shows the 2005 to 2017 evolution of major balance sheet items for the financial system:

	December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
	(in millions of Pesos)
Assets	221,962	258,384	297,963	346,762	387,381	510,304	628,381	790,026	1,004,775	1,340,548	1,847,314	2,645,673	3,468,783
Liabilities	195,044	225,369	261,143	305,382	339,047	452,752	558,264	699,205	883,086	1,172,335	1,620,451	2,348,461	3,067,587
Shareholders’ equity	26,918	33,014	36,819	41,380	48,335	57,552	70,117	90,820	121,689	168,213	226,863	297,212	401,196
Capital, contributions, reserves	37,440	36,859	37,930	38,571	39,538	41,204	44,587	59,395	73,219	89,307	126,264	212,157	311,814
Retained earning	(10,522)	(3,845)	(1,172)	2,809	8,797	16,348	25,530	31,426	48,471	78,907	100,600	85,055	89,382
Loans	84,171	103,668	132,157	154,719	169,868	230,127	332,317	433,925	563,344	649,206	886,046	1,136,954.6	1,691,214
Non-financial public sector	25,836	20,874	16,772	17,083	20,570	25,907	31,346	39,951	48,438	51,470	75,254	52,25	37,738
Financial sector	2,450	4,962	5,030	4,793	4,052	5,018	9,263	10,299	13,049	10,729	13,199	26,426	44,306
Non-financial private sector	55,885	77,832	110,355	132,844	145,247	199,202	291,708	383,674	501,857	604,062	819,174	1,085,655	1,655,049
Provisions	(4,930)	(3,728)	(4,089)	(4,744)	(5,824)	(6,232)	(7,173)	(9,596)	(13,117)	(17,054)	(21,581)	(27,952)	(45,879)
Deposits	136,492	170,898	205,550	236,217	271,853	376,344	462,517	595,764	752,422	979,388	1,355,353	1,969,029	2,445,998
Non-financial public sector	34,019	45,410	48,340	67,151	69,143	115,954	129,885	163,691	202,434	256,996	291,104	441,890	457,657
Non-financial private sector	100,809	123,431	155,048	166,378	199,278	257,595	328,463	427,857	544,331	720,645	1,062,590	1,521,687	1,981,988

Source:  Central Bank

The table below shows the evolution of the number of financial institutions in the system:

	December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Banks	71	72	67	67	66	64	64	65	66	65	62	63	62
Public banks	13	12	12	12	12	12	12	12	12	12	13	13	13
Private banks	58	60	55	55	54	52	52	53	54	53	49	50	49
Private argentine capital banks	34	35	33	33	32	32	31	33	34	33	32	33	33
Foreign capital domestic banks	12	13	12	12	12	11	12	11	11	11	10	10	9
Foreign financial institution branch banks	11	11	9	9	9	9	9	9	9	9	7	7	7
Financial companies	16	16	16	15	15	14	14	14	15	15	15	14	14
Credit unions	2	2	2	2	2	2	2	2	1	1	1	1	1
Total financial institutions	89	90	85	84	83	80	80	81	82	81	78	78	77

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

Source:  Central Bank

The following graph shows the evolution of non-performing loans coverage, measured as allowances over non-performing loans:

Source:  Central Bank

The following graphs show the evolution of ROAA and ROAE in Argentina:

Source:  Central Bank

Source:  Central Bank

The following tables show market share of Argentine banks in terms of assets, loans and deposits as of December 31, 2017 according to the Central Bank:

Market Share of Assets
Banco de la Nación Argentina S.A.	20.5%
Banco Santander Río S.A.	9.6%
Banco de la Provincia de Buenos Aires	8.8%
Banco de Galicia y Buenos Aires S.A.	8.6%
BBVA Banco Francés S.A.	6.4%
Banco Macro S.A.	6.1%
HSBC Bank Argentina S.A.	3.6%
Banco de la Ciudad de Buenos Aires	3.3%
ICBC S.A.	3.2%
Credicoop Cooperativo Limitado	3.0%
Banco Patagonia S.A.	2.7%
Banco Supervielle SA	2.6%
Citibank N.A.	2.0%
Banco de la Provincia de Córdoba S.A	1.9%
Banco Hipotecario S.A.	1.7%

Market Share of Loans
Banco de la Nación Argentina S.A.	13.9%
Banco Santander Río S.A.	9.8%
Banco de la Provincia de Buenos Aires	9.8%
Banco de Galicia y Buenos Aires S.A.	9.4%
BBVA Banco Francés S.A.	7.3%
Banco Macro S.A.	7.2%
HSBC Bank Argentina S.A.	3.9%
Banco de la Ciudad de Buenos Aires	3.8%
ICBC S.A.	3.6%
Banco Patagonia S.A.	3.3%
Banco Supervielle SA	3.0%
Credicoop Cooperativo Limitado	2.7%
Banco de la Provincia de Córdoba S.A	1.9%
Banco Hipotecario S.A.	1.9%
Nuevo Santa Fe	1.6%

Market Share of Deposits
Banco de la Nación Argentina S.A.	23.2%
Banco de la Provincia de Buenos Aires	10.6%
Banco Santander Río S.A.	9.6%
Banco de Galicia y Buenos Aires S.A.	8.2%
BBVA Banco Francés S.A.	6.3%
Banco Macro S.A.(1)	5.4%
Credicoop Cooperativo Limitado	3.6%
Banco de la Ciudad de Buenos Aires	3.6%
HSBC Bank Argentina S.A.	3.5%
Banco Patagonia S.A.	2.8%
ICBC S.A.	2.7%
Banco Supervielle SA	2.5%
Banco de la Provincia de Córdoba S.A	2.3%
Nuevo Santa Fe	1.5%
Citibank N.A.	1.4%

Source: Central Bank.

With respect to the distribution network, as of December 31, 2017, the financial system had 4,497 branches, 6,358 self-service terminals and 14,707 ATMs, with coverage throughout Argentina.

The table below shows the distribution of the network by jurisdiction as of December 31, 2017.

Jurisdiction	Branches	ATMs	Self-Service Terminals
City of Buenos Aires	843	2,534	1,575
Buenos Aires	1,449	4,578	1,766
Catamarca	22	84	19
Córdoba	437	1,518	450
Corrientes	77	267	52
Chaco	65	317	53
Chubut	69	258	82
Entre Ríos	132	475	182
Formosa	26	129	14
Jujuy	34	189	76
La Pampa	73	172	26
La Rioja	27	105	24
Mendoza	173	494	261
Misiones	65	287	103
Neuquén	80	276	84
Río Negro	75	254	118
Salta	69	328	134
San Juan	40	186	73
San Luis	51	175	70
Santa Cruz	48	169	52
Santa Fe	477	1,224	912
Santiago del Estero	54	230	41
Tucumán	87	367	145
Tierra del Fuego	24	91	46
Total	4,497	14,707	6,358

Presentation of Financial Statements in Pesos. Inflation.

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Supervielle.

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by the wholesale price index WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.

During periods of high inflation, effective wages and salaries tend to fall and consumers tend to accelerate their consumption patterns and also eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations.

However, the government expects to reduce the current level of inflation promoting monetary stability and introducing a program for the systematic and sustainable lowering of inflation. WPI decreased to 19% from 35% in 2017.

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation.  However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors.

Despite the high inflation rates in Argentina in recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29 and we have determined that Argentina does not qualify as a hyperinflationary economy for any of the years included in our audited consolidated financial statements included in this annual report. Once we have completed our transition to IFRS, if we determine that Argentina qualifies as a hyperinflationary economy, we may need to restate our audited consolidated financial statements and other financial information. In making our determination, we considered the lack of objective data available regarding the CPI; the existence of other qualitative and quantitative indicators, such as the program established by the Argentine Central Bank to foster monetary stability that aims to induce a systematic and sustainable low inflation rate, the alternative WPI, according to which the inflation rate was below 100% in the three-year cumulative period ended December 31, 2017; and that the market has evidenced a strong downward trend in inflation rates during December 2017. We believe that our analysis and conclusion is consistent with that of most public entities in Argentina. We reassess inflation data periodically to determine whether this conclusion continues to be applicable. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the high levels of inflation continue, the Argentine economy may be considered hyperinflationary for purposes of IAS 29, which could have an impact on our audited consolidated financial statements and other financial information, and we may need to adjust or restate our audited consolidated financial statements and other information.”

Notwithstanding the foregoing, certain macroeconomic indicators have experienced a significant annual variation, a fact that must be considered when evaluating and interpreting our results of operations and financial condition as reflected in our audited consolidated financial statements included in this annual report. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.”

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the CER index used to adjust the principal of certain of our assets and liabilities, for the periods indicated.  The accuracy of the measurements of INDEC is in doubt, and the actual CPI and WPI for periods prior to January 2016 could be substantially higher than those indicated by INDEC.  On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC ceased publishing statistical data until it rearranged its technical and administrative structure. During the implementation of these reforms, however, INDEC used official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.  Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently corrected and within what time period such data will be corrected, and what effect these reforms will have on the Argentine economy. According to the most recent publicly available information based on data from the City of Buenos Aires, as shown in the second table below, CPI grew 26.6% in 2013, 38.0% in 2014, 26.9% in 2015, 41.0% in 2016 and 26.1% in 2017. According to the INDEC’s CPI figures, inflation was 16.9% between May and December 2016. The INDEC reported a cumulative variation of the CPI of 24.8% for 2017, while the CPI measured by the Argentine Congress registered an increase of 24.6%. The CPI variation was of 1.8% for the month of January 2018, compared to the previous month. For information on INDEC figures see “Item 3.D. Risk Factors—Risks Relating to Argentina—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition” and “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

	Year ended December 31,
	2017		2016		2015
	(in percentages)
Price Indices:(1)
WPI	18.8%		34.5	%(***)	10.6	%(*)
CPI	24.8	%(**)	16.9	(****)	11.9	%(*)
Adjustment Index:
CER	22.6%		35.72%		15.09%
UVA	21.15%		17.26%		—

(1)  Source:  INDEC.

(2)  Source:  Acquisition Value Unit (Unidad de Valor Adquisitivo) (the base value as of March 31, 2016 was Ps.14.05).

*  Through October 31, 2015, the last day on which such information was reported by INDEC.

**  Calculated based on the National CPI method used by INDEC, which replaced the previous CPI in February 2014.

***  The INDEC did not publish the WPI for the last two months of 2015, and resumed publishing WPI data in May 2016, reporting that the WPI grew 34.5% in 2016

****  The INDEC did not publish the CPI for the last two months of 2015, and resumed publishing CPI data in May 2016, reporting that the CPI grew 16.9% between April and December 2016

	Year ended December 31,
	2017	2016	2015	2014
	(in percentages)
Price Index:
City of Buenos Aires CPI*	26.1%	41.0%	26.9%	38.0%

* Calculated based on the Macri administration’s alternative CPI index based on data from the City of Buenos Aires.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and UVA and in foreign currency, at the dates indicated.

	As of December 31,
	2017	2016	2015
	(in thousands of Pesos)
Assets
In Pesos	71,109,253	43,704,277	30,171,309
In Pesos, adjusted by CER and UVAs(1)	1,629,912	504	1,545
In Foreign Currency(2) (3)	21,232,113	10,501,261	2,872,963
Total Assets	93,971,278	53,206,042	33,045,817

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	75,837,484	43,192,571	30,177,605
In Pesos, Adjusted by CER and UVAs(1)	10,296	4,193	2,737
In Foreign Currency(3) (4)	18,123,498	10,009,278	2,865,475
Total Liabilities and Shareholders’ Equity	93,971,278	53,206,042	33,045,817

(1)   UVAs (unidades de valor adquisitivo) are inflation adjusted units introduced in September 2016.

(2)   As of December 31, 2017, includes Ps.20,773.2 million in U.S. dollars, Ps.338.9 million in euros and Ps.120.1 million in other foreign currency. As of December 31, 2016, includes Ps.10,302.9 million in U.S. dollars, Ps.126.0 million in euros and Ps.72.3 million in other foreign currency. As of December 31, 2015, includes Ps.2,780.9 million in U.S. dollars, Ps.32.8 million in euros and Ps.59.3 million in other foreign currency.

(3)   Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2017 (U.S.$1.00 to Ps.18.7742), December 31, 2016 (U.S.$1.00 to Ps.15.8502) and December 31, 2015 (U.S.$1.00 to Ps.13.0050).

(4)   As of December 31, 2017, includes Ps.17,822.4 million in U.S. dollars, Ps.299.7 million in euros and Ps.1.4 million in other foreign currency. As of December 31, 2016, includes Ps.9,875.7 million in U.S. dollars, Ps.132.4 million in euros and Ps.1.1 million in other foreign currency. As of December 31, 2015, includes Ps.2,836.7 million in U.S. dollars, Ps.27.5 million in euros and Ps.1.3 million in other foreign currency.

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

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we summarize our main critical accounting policies under Argentine banking GAAP.

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

U.S. GAAP—Critical Accounting Policies

Additional information in connection with critical accounting policies for U.S. GAAP purposes is described as follows.

Allowance for Loan Losses

Under U.S. GAAP, the loan losses reserve should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

a) Loans considered impaired in accordance with ASC 310-10 are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, except that as a practical expedient a creditor may measure impairment based on a loans observable market price or at the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans carried at the lower of cost or fair value, debt securities, and leases.

b) In addition, following ASC 450-20, the amount of losses incurred in the homogeneous loan pools is estimated based on the number of loans that will default and the loss in the event of default. Using modeling methodologies, the Group estimates the number of homogeneous loans that will default based on the individual loans’ attributes aggregated into pools of homogeneous loans with similar attributes. This estimate is based on the Group’s historical experience with the loan portfolio. The estimate is adjusted to reflect an assessment of environmental factors not yet reflected in the historical data underlying the loss estimates, such as changes in real estate values, local and national economies, underwriting standards and the regulatory environment. The probability of default on a loan is based on an analysis of the movement of loans with the measured attributes from either current or any of the delinquency categories to default over a twelve-month period.

Many factors can affect Grupo Supervielle’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

A 10% decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.3.0 million.

A 10% increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.196.0 million.

These sensitivity analyses do not represent management’s expectations of the deterioration in risk ratings or the increases in loss rates but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. We believe the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses.

Fair Value Hierarchy

ASC 820-10, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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

Impairment of Assets Other Than Loans

Certain assets, such as goodwill and equity investments are subject to an impairment review. Asset impairment charges require considerable judgment and are recorded when market value declines below the carrying value, for declines other-than-temporary, or where the cost of the asset is deemed to not be recoverable.

Under U.S. GAAP, goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment. The Group analyzes qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill.

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

The Group has reviewed goodwill for impairment as of December 31, 2017 and 2016 and no impairment was recorded.

Deferred Tax Asset Valuation Allowance

Under U.S. GAAP, FASB ASC 740 “Income Taxes,” income taxes are recognized using the asset and liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and their respective tax basis. Deferred tax assets are also recognized if it is more likely than not those assets will be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income statement in the period when enacted. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be realized. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not.

Securitizations

The Group has securitized certain of its personal, pledge and credit card loans originated by the Bank and CCF on their behalf through the transfers of such loans to special purpose trusts which issues multiple classes of bonds and certificates of participation.

Under U.S. GAAP, FASB ASC 810 “Consolidation” addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.

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

Under FASB ASC 810, financial trusts were considered variable interest entities. The Group was deemed to be the primary beneficiary of these trusts and, therefore, the Group included them in its consolidated financial statements.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

We discuss below: (i) our results of operations for the year ended December 31, 2017 as compared with our results of operations for the year ended December 31, 2016; and (ii) our results of operations for the year ended December 31, 2016 as compared with our results of operations for the year ended December 31, 2015.

Guidelines Towards Conversion to IFRS

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision with the temporary exception of paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (IFRS as issued by the IASB as adopted by the Central Bank).

According to such convergence process, IFRS have been adopted for the fiscal year beginning on January 1, 2018 and IFRS transition date pursuant to IFRS 1 “First-time Adoption of IFRS” was scheduled for January 1, 2017.

IFRS 1, First Time Adoption of International Financial Reporting Standards, is the guidance that is applied during preparation of a company’s first IFRS-based financial statements. IFRS 1 was created to help companies transition to IFRS and provides practical accommodations intended to make first-time adoption cost-effective. It also provides application guidance for addressing difficult conversion topics.

The key principle of IFRS 1 is full retrospective application of all IFRS standards that are effective as of the closing balance sheet or reporting date of the first IFRS financial statements. IFRS 1 requires companies to (i) identify the first IFRS financial statements; (ii) prepare an opening balance sheet at the date of transition to IFRS; (iii) select accounting policies that comply with IFRS and to apply those policies retrospectively to all of the periods presented in the first IFRS financial statements; (iv) consider whether to apply any of the optional exemptions from retrospective application; (v) apply the mandatory exceptions from retrospective application; and (vi) make extensive disclosures to explain the transition to IFRS. Exemptions provide limited relief for first-time adopters, mainly in areas where the information needed to apply IFRS retrospectively may be most challenging to obtain.

The Bank will present consolidated financial statements under IFRS as issued by the IASB, as adopted by the Central Bank for the first time in its consolidated financial statements for the year ended December 31, 2018, which will include comparative financial statements for the year ended December 31, 2017. The Bank will present unaudited consolidated interim financial statements under IFRS as issued by the IASB, as adopted by the Central Bank for the first time in its unaudited consolidated interim financial statements for the three months ended March 31, 2018, which will include comparative financial statements for the three months ended March 31, 2017. Note 33 to our audited consolidated financial statements provides a description of the principal differences between Argentine Banking GAAP and IFRS, as they relate to us, and a reconciliation to IFRS of shareholders’ equity as of December 31, 2017 and January 1, 2017 and of net income for the year ended December 31, 2017. The figures shown in that note may be subject to change and may only be considered definitive when audited consolidated financial statements for fiscal year 2018 are released.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

We discuss below: (i) our results of operations for the year ended December 31, 2017 as compared with our results of operations for the year ended December 31, 2016; and (ii) our results of operations for the year ended December 31, 2016 as compared with our results of operations for the year ended December 31, 2015.

Net Income

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Pesos)			(in percentages)
Consolidated Income Statement

Argentine Banking GAAP
Financial Income	15,494,671	10,794,579	6,741,744	43.5%	60.1%
Financial Expenses(1)	(6,194,288)	(4,866,525)	(3,386,050)	27.3%	43.7%
Gross Financial Margin	9,300,383	5,928,054	3,355,694	56.9%	76.7%

Loan Loss Provisions	(1,820,169)	(1,057,637)	(543,844)	72.1%	94.5%

Services Fee Income	4,973,272	3,527,516	2,835,708	41.0%	24.4%
Services Fee Expense	(1,495,848)	(1,080,660)	(778,492)	38.4%	38.8%
Net Services Fee Income	3,477,424	2,446,856	2,057,216	42.1%	18.9%

Income from Insurance Activities	479,061	606,143	175,947	(21.0)%	244.5%
Administrative Expenses	(8,390,622)	(6,060,281)	(4,261,402)	38.5%	42.2%

Income from Financial Transactions	3,046,077	1,863,135	783,611	63.5%	137.8%

Miscellaneous Income	545,842	429,884	367,165	27.0%	17.1%
Miscellaneous Losses	(376,480)	(458,946)	(213,427)	(18.0)%	115.0%
Miscellaneous Income / (Loss), Net	169,362	(29,062)	153,738	682.8%	(118.9)%

Non-controlling Interest Result	(5,897)	(22,166)	(16,079)	73.4%	37.9%
Income before income tax	3,209,542	1,811,907	921,270	77.1%	96.7%
Income Tax	(772,483)	(500,603)	(247,161)	54.3%	102.5%
Net income for the period	2,437,059	1,311,304	674,109	85.9%	94.5%
Return on Average Assets(1)	3.5%	3.2%	2.5%
Return on Average Shareholders’ Equity(2)	25.4%	26.3%	32.2%

(1)  Includes losses related to NDF hedging transactions, which totaled Ps.0 million as of December 31, 2017 and Ps.0 million as of December 31, 2016 and Ps.228.2 million as of December 31, 2015.

(2)  Net income, divided by average assets, calculated on a daily basis.

(3)  Net income, divided by average shareholder equity, calculated on a daily basis.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2017		2016		2015
	Average Balance	Rate	Average balance	Rate	Average balance	Rate
	(in thousands of Pesos, except rates)
Interest-Earning Assets
Investment Portfolio(1)	8,201,062	24,2%	3,993,113	31.4%	2,562,300	26.3%
Loans	42,831,384	29.4%	26,248,876	33.7%	17,654,501	32.5%
Other receivables from financial transactions(2)	1,643,903	23.9%	694,063	31.5%	303,044	17.7%
Interest-Bearing Liabilities
Checking and Savings accounts	12,839,525	0.0%	7,431,318	0.1%	4,903,695	0.1%
Special checking accounts(3)	5,318,081	12.0%	—	0.0%	—	0.0%
Time deposits	13,893,201	16.6%	12,452,742	24.7%	9,287,475	24.0%
Borrowings from other financial institutions and unsubordinated negotiable obligations	7,963,979	23.4%	2,550,226	29.1%	1,651,911	25.6%
Subordinated loans and negotiable obligations	1,319,046	9.7%	1,285,162	10.0%	800,088	10.2%
Spread and Net Yield
Interest spread, nominal basis		16.5%		16.8%		15.0%
Net interest margin`		19.1%		20.6%		18.1%

(1)         Includes securities issued by our securitization trusts and held by us, instruments issued by the Central Bank (LEBACs, NOBACs, and BOPOMs) and other government and corporate securities.

(2)         Includes overnight deposits and unlisted corporate bonds.

(3)         Special checking accounts refers to checking accounts for institutions which are allowed to pay interest.

Net income for 2017 amounted to Ps.2.4 billion, as compared to a net income of Ps.1.3 billion in 2016.

ROAA and ROAE were 3.5% and 25.4%, respectively, for 2017, as compared to 3.2% and 26.3%, respectively, during 2016. For 2015, ROAA was 2.5% and ROAE was 32.2%. In the period ended December 31, 2017, ROAE reflected the temporary dilution that resulted from the capital raised in our follow-on equity offering on September 12, 2017 (including the subsequent exercise of the green shoe). This resulted in a Ps.5.6 billion increase in the shareholder’s equity which fully impacted the fourth quarter of 2017, but only 15 days of the third quarter of 2017. Results in 2017 included (i) non-recurring net gains from the sale of Viñas del Monte and other non-strategic properties, and (ii) a Ps.50 million net loss due to impact of the appreciation of the Peso against the U.S. dollar between pricing and settlement of the Ps.4,768,170,000 global term note issued by the Bank in February 2017.

In 2016, ROAE reflected the temporary dilution that resulted from the capital raised in our IPO on May 19, 2016. Results in 2016 included a Ps.92.4 million net gain from the termination of the Supervielle Renta Inmobiliaria Financial Trust.

The following table sets forth net income by quarter for the four quarters in 2017 and 2016. In general, our net income in the second half of the year is higher than in the first half, mainly due to the seasonality of economic activity plus the effect of the monthly cumulative increase of our assets in nominal terms and the fact that the salary increases agreed upon between us and the banking employees’ trade union during the second quarter are applied retroactively to the first quarter. This year, fourth quarter of 2017 reflects the 5.3% increase in salaries applied retroactively for the full year to catch up with 2017 inflation following the trigger clause included in the banking union 2017 wage increase agreement.

Quarter	(in millions of Pesos)
First Quarter 2016	174.7
Second Quarter 2016	167.9
Third Quarter 2016	436.4
Fourth Quarter 2016	532.3
First Quarter 2017	381.9
Second Quarter 2017	579.7
Third Quarter 2017	624.1
Fourth Quarter 2017	851.4

2017 Compared to 2016

During 2017, net income amounted to Ps.2.4 billion, a Ps.1.1 billion increase compared to net income of Ps.1.3 billion in 2016.

The main factors explaining the increase were:

•                  a Ps.3.4 billion increase in gross financial margin, to Ps.9.3 billion from Ps.5.9 billion,

•                  a Ps.1.0 billion increase in net services fee income, to Ps.3.5 billion from Ps.2.4 billion, and

•                  a net miscellaneous gain of Ps.169.4 million, as compared to a net miscellaneous loss of Ps.29.1 million.

These factors were partially offset by:

•                  a Ps.2.3 billion increase in administrative expenses, to Ps.8.4 billion from Ps.6.1 billion,

•                  a Ps.762.5 increase in loan loss provisions to Ps.1.8 billion from Ps.1.1 billion, reflecting the growth of the loan portfolio, a deterioration in asset quality mainly in the consumer finance segment as well as increased loan loss provisions required by the aging of delinquent loans as from previous quarters, and the 470-basis point increase in the coverage ratio to 91.8%,

•                  a Ps.271.9 increase in income tax, to Ps.772.5 million from Ps.500.6 million, and

•                  a Ps.127.1 million decrease in income from insurance activities, to Ps.479.1 million from Ps.606.1 million.

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

These factors were partially offset by:

•                  a Ps.1.8 billion increase in administrative expenses, to Ps.6.1 billion from Ps.4.3 billion,

•                  a Ps.513.8 million increase in loan loss provisions to Ps.1,1 billion from Ps.543.8 million,

•                  a Ps.253.4 million increase in income tax, to Ps.500.6 million from Ps.247.2 million, and

•                  a Ps.29.1 million loss in other income, compared to other net gains of Ps.153.7 million in 2015.

Financial Income

Our financial income was comprised of the following:

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Pesos)			(in percentages)
Interest on loans to the financial sector	90,151	73,754	9,173	22.2%	704.0%
Interest on overdrafts	1,162,911	996,570	594,315	16.7%	67.7%
Interest on promissory notes	1,403,685	1,087,323	838,464	29.1%	29.7%
Interest on mortgage loans	109,801	8,998	10,014	1120.3%	(10.1)%
Interest on automobile and other secured loans	30,916	17,271	32,678	79.0%	(47.1)%
Interest on personal loans	6,104,346	3,631,979	2,144,410	68.1%	69.4%
Interest on corporate unsecured loans	1,076,056	819,097	561,635	31.4%	45.8%
Interest on credit cards loans	1,802,713	1,733,606	1,289,386	4.0%	34.5%
Interest on foreign trade loans	361,112	130,047	42,975	177.7%	202.6%
Interest on leases	454,851	359,588	207,411	26.5%	73.4%
Interest on other receivables from financial transactions	392,172	218,942	56,762	79.1%	285.7%
Income from government and corporate securities(1)	518,698	157,396	131,058	229.5%	20.1%
Income from participation in our securitization trusts(2)	148,627	362,242	282,553	(59.0)%	28.2%
Income from securities issued by the Central Bank(1)	1,318,422	734,096	257,274	79.6%	185.3%
Exchange rate differences of gold and foreign currency(3)	250,759	367,436	44,735	(31.8)%	721.4%
Other(4)	269,451	96,234	238,901	180.0%	(59.7)%
Total	15,494,671	10,794,579	6,741,744	43.5%	60.1%

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

(4)         Includes premiums on repo transactions, which totaled Ps.180.1 million for the year ended December 31, 2017 and Ps.13.6 million for the year ended December 31, 2016.

The following table sets forth our yields on interest-earning assets:

	Year ended December 31,
	2017		2016		2015
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Interest-Earning Assets
Investment Portfolio
Government and corporate securities	2,099,353	24.7%	763,096	23.4%	504,119	26.5%
Participation in our securitization trusts	818,852	18.2%	1,277,081	28.4%	1,348,974	21.0%
Securities issued by the Central Bank.	5,282,857	25.0%	1,952,936	37.1%	709,207	36.3%
Total Investment Portfolio	8,201,062	24.2%	3,993,113	31.7%	2,562,300	26.3%
Loans
Loans to the financial sector	508,888	17.7%	240,611	30.7%	28,977	31.7%
Overdrafts	3,262,650	35.6%	2,509,796	39.7%	1,638,881	36.3%
Promissory notes(1)	6,411,891	21.9%	3,837,761	28.3%	3,177,646	26.4%
Mortgage loans	457,344	24.0%	40,766	22.1%	59,344	16.9%
Automobile and other secured loans	157,946	19.6%	78,980	21.9%	133,740	24.4%
Personal loans	12,443,671	49.1%	7,884,433	46.1%	5,170,131	41.5%
Corporate unsecured loans	4,041,754	26.6%	2,418,252	33.9%	1,769,763	31.7%
Credit cards loans	6,365,177	28.3%	5,544,763	31.3%	4,193,038	30.8%
Receivables from financial leases	1,963,819	23.2%	1,317,689	27.3%	837,151	24.8%
Total loans excl. Foreign trade and U.S. dollar loans	35,613,140	34.4%	23,873,051	36.6%	17,008,671	33.4%
Foreign Trade Loans and U.S. dollar loans	7,218,244	5.0%	2,375,825	5.5%	645,829	6.7%
Total Loans	42,831,384	29.4%	26,248,876	33.7%	17,654,501	32.5%
Other receivables from financial transactions	1,643,903	23.9%	694,063	31.5%	303,044	17.7%
Total Interest-Earning Assets	52,676,349	28.4%	30,936,051	33.4%	20,519,845	31.5%
Net repo transactions	(374,483)		262,985		145,246
Total Interest-Earning Assets with Repo transactions	52,301,866		31,199,036		20,665,090

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

2017 Compared to 2016

Financial income in  2017 totaled Ps.15.5 billion, a 43.5% increase from the Ps.10.8 billion recorded in 2016. This increase was primarily the result of an increase in average interest-earning assets (including repo transactions) following the IPO and the follow-on equity offering in September 2017 and Ps.173.2 million increase in other financial income to Ps.269.5 million from Ps.96.2 million recorded in 2016.

The average balance of our interest-earning assets totaled Ps.52.7 billion in 2017, representing a 70.3% increase from Ps.30.9 billion in  2016. This increase was mainly a result of (i) a 49.2% increase in the average balance of our total loan portfolio excluding foreign trade and U.S. dollar loans to Ps.35.6 billion in 2017 from Ps.23.9 billion in 2016, (ii) a 203.8% increase in the average foreign trade and U.S. dollar loan portfolio to Ps.7.2 billion in 2017, from Ps.2.4 billion in 2016, (iii) a 105.4% increase in the average balance of our total investment portfolio to Ps.8.2 billion in 2017, from Ps. 4.0 billion in 2016, and (iv) a Ps.173.2 million increase in other financial income.

The increase in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) was mainly explained by the following changes in our balance sheet. First, the average balance of personal loans increased by 57.8%, representing the increase in the average balance of personal loans when deducting therefrom the portfolio of personal loans that was securitized during 2017 and 2016, as applicable. The average amount of securitized personal loans was higher during 2017 when compared to 2016. If no personal loans had been securitized during 2017 and 2016, the increase in the average balance of personal loans would have been 80.5%, which is higher than the estimated 52.3% average increase recorded by the Argentine financial system in the same period.  In addition to the increase in our average balance of personal loans, our total loan portfolio was also impacted by a 67.1%, or Ps.2.6 billion, increase in promissory notes, a 67.1%, or Ps.1.6 billion, increase in corporate unsecured loans, a 49.0%, or Ps.646.1 million, increase in receivables from financial leases, a 1,021.9%, or Ps.416.6 million increase in mortgages, a 30.0%, or Ps.752.9 million, increase in overdrafts and a 14.8%, or Ps.820.4 million, increase in credit cards.

The 203.8%, or Ps.4.8 billion, increase in the average balance of our foreign trade loans and U.S. dollar loans outperformed industry growth and represented 13.7% of the total average loan portfolio.

The 105.4% increase in the average balance of our total investment portfolio was primarily due to increases in the average balances of the following securities after the IPO and our follow-on equity offering, which provided us with additional liquidity: (i) securities issued by the Central Bank, which increased to Ps.5.3 billion in 2017, from Ps.2.0 billion in 2016 and (ii) other government and corporate securities, which increased to Ps.2.1 billion in 2017, from Ps.763.1 million in 2016.

The 80.5% increase in the average balance of our personal loans in 2017 was driven by growth both in the consumer finance segment and in the Retail Segment and reflects a higher level of contribution of these types of loans to securitization trusts compared with the same period of 2016. The growth in both segments was mainly due to the issuance by CCF of financial trusts to fund loan growth. The average amount of securitized personal loans was higher during 2017 when compared to 2016. Nevertheless, as of December 31, 2017, the total amount of securitized personal loan portfolio was lower than the balance registered as of December 31, 2016.

The average yield on interest-earning assets was 28.4% in 2017, a 500 basis point decrease from 33.4% recorded in 2016. The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans)  decreased to 34.4% in 2017 from 36.6% in 2016, driven by lower average interest rates in corporate segment products and credit cards, which was partially offset by higher average interest rates on personal loans. Lower average interest rates on corporate segment products is the result of declining market interest rates, which directly impact corporate segment rates. Average BADLAR decreased 520 basis points in 2017 compared to 2016.

An increase in foreign trade and U.S. dollar-denominated loans, promissory notes and receivables from financial leases reflect the growth achieved in our corporate segment portfolio since the IPO and follow-on equity offering. The IPO, the follow-on equity offering and subsequent capital contributions to the Bank allowed it to have a higher capital base to increase its loans to its corporate customers. The increase in the average balance of personal loans was driven by growth both in the consumer finance segment and in the retail segment.

The average yield on our total investment portfolio decreased 746 basis points to 24.2% in 2017, driven by decreased yields on securities issued by the Central Bank due to lower interest rates in Peso-denominated instruments. In 2016, the increase in yield of participation in our securitization trusts registered a net gain from the termination of the Supervielle Renta Inmobiliaria Financial Trust. This was partially offset by higher returns on government and corporate securities.

2016 Compared to 2015

Financial income in 2016 totaled Ps.10.8 billion, a 60.1% increase from the Ps.6.7 billion recorded in 2015. This increase was primarily the result of an increase in the average balance of our interest-earning assets due to the deployment of the capital raised in the IPO in May 2016, an increase of 195 basis points in the average yields of such assets after  the removal by the Central Bank authorities in mid-December 2015 of interest rates caps and floors that had been in place during 2015 and the net gain on the termination of the Supervielle Renta Inmobiliaria Financial Trust.  For an explanation of the termination of the Supervielle Renta Inmobiliaria Financial Trust and the related net gains, see “Item 4.D Property, Plants and Equipment.”

The average balance of interest-earning assets totaled Ps.30.9 billion in 2016, representing a 50.8% increase from Ps.20.5 billion in 2015. This increase was mainly a result of (i) a 40.4% increase in the average balance of our total loan portfolio (excluding our foreign trade and U.S. dollar loan portfolio) to Ps.23.9 billion in 2016, from Ps.17.0 billion in 2015, (ii) a 267.9% increase in the average balance of our foreign trade and U.S. dollar loan portfolio to Ps.2.4 billion in 2016, from Ps.645.8 million in 2015 and (iii) a 55.8% increase in the average balance of our total investment portfolio increasing to Ps.4.0 billion in 2016 from Ps.2.6 billion in 2015.

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

The 52.6% increase in the average balance of personal loans in 2016 was driven by growth both in the consumer finance segment and in the retail segment and reflects a lower level of contribution of these loans to securitization trusts in 2016 compared to 2015. Had the pace of securitization remained even, the increase in the average balance of personal loans in 2016 would have been approximately 27%. This 27% is lower than the estimated 34% average increase  recorded by Argentine financial system in the same period.

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

Other financial income decreased by 59.7% to Ps.96.2 million in 2016 from Ps.238.9 million in 2015, as the results for the year 2015 included particular hedging transactions of Ps.228.2 million, entered into to protect our capital against an expected devaluation of the Peso in the fourth quarter of 2015, which materialized in December 2015.

Financial Expenses

Our financial expenses were composed of the following:

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Pesos)			(in percentages)

Interest on savings accounts	3,702	4,639	4,830	(20.2)%	(4.0)%
Interest on special checking accounts	637,696	—	—	100.0%	0.0%
Interest on time deposits	2,308,058	3,070,847	2,224,748	(24.8)%	38.0%
Interest on other liabilities from financial transactions	1,651,228	359,126	266,760	359.8%	34.6%
Interest on financing from the financial sector	208,869	382,588	156,915	(45.4)%	143.8%
Interest on subordinated loans and negotiable obligations	128,237	128,027	81,282	0.2%	57.5%
Other(1)	1,256,498	921,297	651,515	36.4%	41.4%
Total	6,194,288	4,866,525	3,386,050	27.3%	43.7%

(1)                                 Includes mainly turnover tax and payments to the deposit guarantee fund.

The following table shows our cost of funds:

	Year ended December 31,
	2017		2016		2015
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Interest-bearing liabilities
Special Checking Accounts	5,318,081	12.0%	—	0.0%	—	0.0%
Ps. Time Deposits	4,139,446	15.3%	—	0.0%	—	0.0%
Foreign Exchange Time deposits	1,178,635	0.3%	—	0.0%	—	0.0%
Time Deposits	13,893,202	16.6%	12,452,742	24.7%	9,287,475	24.0%
Ps. Time Deposits	12,567,904	18.3%	11,646,092	26.3%	8,950,016	24.8%
Foreign Exchange Time deposits	1,325,298	0.6%	806,650	1.3%	337,459	0.8%
Borrowings from other financial institutions and unsubordinated negotiable obligations	7,963,979	23.4%	2,550,226	29.1%	1,651,911	25.6%
Subordinated loans and negotiable obligations	1,319,046	9.7%	1,285,162	10.0%	800,088	10.2%
Total interest-bearing liabilities	28,494,308	17.3%	16,288,130	24.2%	11,739,473	23.3%
Low & Non-Interest Bearing Deposits
Savings accounts	12,839,525	0.0%	7,431,318	0.1%	4,903,695	0.1%
Ps. Savings Accounts	8,991,324	0.0%	6,192,384	0.1%	4,616,801	0.1%
Foreign Exhnage Savings Accounts	3,848,201	0.0%	1,238,934	0.1%	286,894	0.1%
Demand Deposits	9,483,831		7,143,382		4,866,728
Ps. Checking Accounts	6,721,340		6,541,618		4,766,900
Foreign Exchange Checking Accounts	2,762,491		601,764		99,828
Special Checking Accounts	—		1,749,023		1,117,708
Ps. Special Checking Accounts	—		1,749,023		1,117,708
Foreign Exchange Special Checking Accounts	—		—		—
Total low & non interest-bearing deposits	22,323,356		14,574,700		9,770,423
Total Interest-bearing liabilities & low & non-interest bearing deposits	50,817,664	9.7%	30,862,830	12.8%	21,509,896	12.7%

The following table sets forth interest bearing deposits by denomination:

	Year ended December 31,
	2017			2016			2015
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Savings accounts
Pesos	8,991,324	(2,569)	0.0%	6,192,384	(3,899)	0.1%	4,616,801	(4,556)	0.1%
Dollars	3,848,201	(1,133)	0.0%	1,238,934	(740)	0.1%	286,894	(274)	0.1%
Total	12,839,525	(3,702)	0.0%	7,431,318	(4,639)	0.1%	4,903,695	(4,830)	0.1%
Special checking accounts
Pesos	4,139,446	(633,945)	15.3%	—	—	0.0%	—	—	0.0%
Dollars	1,178,635	(3,751)	0.3%	—	—	0.0%	—	—	0.0%
Total	5,318,081	(637,696)	12.0%	—	—	0.0%	—	—	0.0%
Time deposits
Pesos	12,567,904	(2,299,676)	18.3%	11,646,092	(3,060,566)	26.4%	8,950,016	(2,221,941)	24.8%
Dollars	1,325,298	(8,382)	0.2%	806,650	(10,282)	1.3%	337,459	(2,807)	0.8%
Total	13,893,202	(2,308,058)	16.6%	12,452,742	(3,070,848)	24.7%	9,287,475	(2,224,748)	24.0%
Total by currency
Pesos	25,698,673	(2,936,190)	11.4%	17,838,476	(3,064,465)	17.2%	13,566,817	(2,226,497)	16.4%
Dollars	6,352,134	(13,266)	0.2%	2,045,584	(11,022)	0.5%	624,353	(3,081)	0.5%

Total Deposits	32,050,807	(2,949,456)	9.2%	19,884,060	(3,075,487)	15.5%	14,191,170	(2,229,578)	15.7%

2017 Compared to 2016

Financial expenses for 2017 totaled Ps.6.2 billion, a 27.3% increase from Ps.4.9 billion for 2016. This increase was attributable to a 74.9% increase in the average balance of our interest-bearing liabilities offset by a 700 basis points decrease in the average nominal rate and by a 53.2% increase in low or non-interest bearing deposits.

Other financial expenses in 2017 totaled Ps.1.3 billion, compared to Ps.921.3 million in 2016. This was mainly due to the increase in turnover tax expense resulting from higher financial income and the cost of forward transactions carried out to balance the foreign exchange position partially offset by a reduction in the monthly contribution rate that banks are required to pay to fund the Deposits Guarantee Fund.

Average balance of our interest-bearing liabilities in 2017 totaled Ps.28.5 billion, compared to Ps.16.3 billion in 2016. This increase was mainly due to (i) a Ps.5.3 billion average balance of interest-bearing special checking accounts which mainly grew since January 2017 when the Central Bank allowed banks to pay interest on the amounts deposited in these accounts, and a (ii) 212.3% increase to Ps.8.0 billion, in the average balance of our borrowings from other financial institutions and medium-term negotiable obligations reflecting the issuance of a Ps.4,768,170,000 global term note by the Bank in February 2017 along with medium-term bonds issuances in the local capital markets by both the Bank and CCF.

Average balance of our low or non-interest-bearing deposits in 2017 totaled Ps.22.3 billion, compared to Ps.14.6 billion in 2016. This increase was mainly due to (i) a 72.8% increase to Ps.12.8 billion in the average balance of savings accounts, and (ii) a 32.8% increase to Ps.9.5 billion in non-interest bearing checking accounts.

Out of our total average interest-bearing deposits of Ps.32.0 billion in 2017, Ps.6.4 billion were U.S. dollar-denominated deposits and Ps.25.7 billion were Peso-denominated, compared to Ps.2.0 billion and Ps.17.8 billion, respectively, in 2016.

Out of our total average non-interest-bearing deposits of Ps.9.5 billion for 2017, Ps.2.8 billion were U.S. dollar-denominated deposits and Ps.6.7 billion were Peso-denominated, compared to Ps.601.8 million and Ps.6.5 billion, respectively, in 2016.

The average rate paid on interest-bearing liabilities and low or non-interest-bearing deposits for 2017 was 9.7%, 310 basis points below the 12.8% average rate for 2016. For 2017, Peso-denominated time deposits accrued interest at an average rate of 18.3%, 800 basis points below the 26.3% average interest rate accrued in 2016, which is consistent with the decrease in the average BADLAR in 2017 compared with 2016. In 2017, U.S. dollar-denominated time deposits accrued interest at an average rate of 0.6%, 70 basis points below the 1.3% average interest rate accrued in 2016.

Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2017, was Ps.8.0 billion, compared to Ps.2.6 billion in 2016. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations decreased 570 basis points to 23.4% in 2017, from 29.1% in 2016.  This was partially offset by a 53.2% increase in the average balance of our low cost savings accounts and non-interest-bearing checking accounts.

Our average balance of subordinated loans and subordinated negotiable obligations in both 2017 and 2016 was Ps.1.3 billion. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar linked) was 9.7% in 2017, compared to 10.0% in 2016.

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

Other financial expenses in 2016 totaled Ps.921.3 million, compared to Ps.651.5 million in 2015. This increase was mainly due to an increase in turnover tax to Ps.698.5 million in 2016 from Ps.431.9 million in 2015, and increase on premium on forward transactions to Ps.124.7 million from Ps.36.5 million. These increases were partially offset by a decrease in monthly payments to the deposit guarantee fund from 0.060% to 0.015% of the monthly average of the daily deposits balance to Ps.87.6 million, compared to Ps.180.7 million in 2015, pursuant to Communication “A” 5943, as amended and supplemented by Communication “A” 6462.

Average balance of interest-bearing liabilities and low or non-interest bearing deposits totaled Ps.30.9 billion, compared to Ps.21.5 billion in 2015. This increase was mainly due to:  (i) a 49.2% increase in the average balance of low and non-interest bearing deposits to Ps.14.6 billion from Ps.9.8 billion, (ii) a 34.1% increase in the average balance of time deposits (primarily Peso-denominated time deposits), to Ps.12.5 billion from Ps.9.3 billion (the average balance of Pesos time deposits increased by 30.1% to Ps.11.6 billion and the average balance of U.S. dollar time deposits increased by 139.0% to Ps.806.7 million) (iii) a 54.4% increase in borrowings from other financial institutions and the issuance of unsubordinated negotiable obligations to Ps.2.6 billion from Ps.1.7 billion. The increases in low or non-interest bearing deposits together with lower increases in time deposits, reflects our ability to reduce certain high-interest bearing liabilities through the utilization of the IPO proceeds.

Out of our total average interest-bearing deposits of Ps.19.9 billion for 2016, Ps.2.0 billion were U.S. dollar-denominated deposits and Ps.17.8 billion were Peso-denominated, compared to Ps. 624.4 million and Ps.13.6 billion, respectively, in 2015.

Out of our total average non interest-bearing deposits of Ps.7.1 billion for 2016, Ps.601.8 million were U.S. dollar-denominated deposits and Ps.6.5 billion were Peso-denominated, compared to Ps.99.8 million and Ps.4.8 billion respectively in 2015.

The average rate paid on interest-bearing liabilities and low or non-interest bearing deposits was 12.8%, 10 basis points above the 12.7% average rate for 2015. Peso-denominated time deposits accrued interest at an average rate of 26.3%, 150 basis points above the 24.8% average interest rate accrued in 2015, which is consistent with the increase in the average BADLAR rate during 2016.  U.S. dollar-denominated time deposits accrued interest at an average rate of 1.3%, 50 basis points above the 0.8% average interest rate accrued in 2015. Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2016 was Ps.2.6 billion, compared to Ps.1.7 billion in 2015. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations increased 350 basis points to 29.1% from 25.6% in 2015.  This was partially offset by a 49.2% increase in the average balance of low or non-interest bearing deposits.

Our average balance of subordinated loans and subordinated negotiable obligations in 2016 was Ps.1.3 billion, compared to Ps.800.1 million in 2015. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar linked) was 10.0% and 10.2% for 2016 and 2015, respectively.

Gross Financial Margin

2017 Compared to 2016

Gross financial margin for 2017 amounted to Ps.9.3 billion and the net interest margin was 19.1%, compared to Ps.5.9 billion and 20.6%, respectively, for 2016. Net financial margin ratio stood at 17.8% in 2017 compared to 19.2% in 2016.

Average interest spread for 2017 was 16.5%, compared to 16.8% for 2016.

This performance is further explained by the following factors: (i) higher average volumes in the loan portfolio surpassing the 42.1% growth in total loans to the private sector, (ii) the increase in average volumes of receivables from financial transactions due to the temporary investment of a portion of the funds from our equity follow-on to accelerate the use of tax loss carry-forwards from previous fiscal-years, (iii) higher volumes on trading investments, (iv) the reduction in cost of funds following the 520 basis points decrease in the average BADLAR rate to 20.6% in 2017 due to the strong retail deposit franchise (low or non-interest-bearing deposits increased 53.1%) and the utilization of follow-on proceeds rather than interest-bearing deposits to partially fund loan growth. These increases were partially offset by a reduction in interest earned on assets.

In addition, certain extraordinary events explain this performance:  (i) non-recurring net gains from the sale of Viñas del Monte and other non-strategic properties and (ii) a Ps.50 million net loss due to impact of the appreciation of the Peso against the U.S. dollar between pricing and settlement of the Ps.4,768,170,000 global term note issued by the Bank in February 2017. In 2016, gross financial margin included a Ps.128.1 million gains from the termination of the Supervielle Renta Inmobiliaria Financial Trust.

The table below provides further information about NIM breakdown corresponding to the investment portfolio, loan portfolio excluding Foreign Trade and U.S.$ loans, and the loan portfolio.

	Year ended December 31,
	2017	2016
	(in percentages)
Net Interest Margin breakdown
Total NIM	19.1%	20.6%
Ps. NIM	21.8%	22.4%
U.S.$ NIM	6.8%	5.5%
Loan Portfolio NIM	20.0%	21.0%
Ps. NIM	23.9%	23.1%
U.S.$ NIM	3.1%	0.7%
Investment Portfolio NIM	14.8%	18.9%
Ps. NIM	13.0%	18.8%
U.S.$ NIM	22.8%	23.2%

(1)           Includes mainly U.S. dollar-denominated financial leases.

	Interest Rates
	2017	2016
BADLAR Interest Rate (eop)	23.3%	19.9%
BADLAR Interest Rate (avg)	20.6%	25.8%
TM20 (eop)	23.7%	NA
TM20 (avg)	21.4%	NA

NIM decreased 150 basis points year on year, with loan portfolio NIM decreasing 100 basis points. By contrast Pesos loan portfolio NIM increased 80 basis points, while higher share of U.S. dollar denominated loans within the loan and investment portfolios, explained part of the decrease.

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

Loan Loss Provisions

2017 Compared to 2016

Loan loss provisions totaled Ps.1.8 billion in 2017, a 72.1% increase compared to Ps.1.1 billion in 2016, mainly due to (i) an increase in the loan portfolio, including an increase in non-performing loans, (ii) our decision to increase our non-performing loan coverage ratio to 91.8% in December 2017 from 87.1% and (iii) the deterioration in the quality of assets mostly in the consumer finance segment. Asset quality deterioration in the consumer finance segment was due to salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2017 along with increases in public services tariffs, which impacted the population segment’s disposable income.

While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2016, along with increases in public services tariffs in 2016 and 2017, impacted the disposable income of the population in the Consumer Finance Segment causing consumer sentiment to lag behind economic recovery as consumers remain more cautious about resilient inflation levels and higher tariffs. In turn, consumers in this segment are repaying loans at a slower pace.

Notwithstanding the above, these increases come along with a higher gross intermediation margin in the Consumer Finance Segment.

The percentage of the irregular loan portfolio in both 2016 and 2017 was 2.8%. NPL ratios improved in the retail segment and remained stable in the corporate segment. Combined, these segments accounted for 88.0% of the total loan portfolio as of December 31, 2017.

The consumer finance segment NPL ratio increased to 15.4% in December 2017 from 10.7% in 2016 mainly as a result of an increase in the personal loans NPL ratio to 21.4% as of December 31, 2017 from 14.6% as of December 31, 2016.

Retail loans showed an NPL ratio of 2.6% as of December 31, 2017, decreasing from 3.7% as of December 31, 2016. This was mainly driven by a decrease in the personal loans NPL ratio to 2.5% in December 2017, from 3.7% in December 2016, along with a 30 basis points decrease in the credit cards NPL ratio to 3.4% in December 2017.

2016 Compared to 2015

Loan loss provisions totaled Ps.1.1 billion in 2016, a 94.5% increase compared to Ps.543.8 million in 2015, mainly due to the growth of the loan portfolio and the deterioration in asset quality experienced in the second quarter of 2016, mostly in our Consumer Finance Segment when the business was impacted by the challenging and volatile economy which resulted in a significant contraction of consumers’ disposable income. The increase in the allowance of loan losses due to this deterioration was partially offset by the increase in the Corporate loan portfolio which has lower delinquency rates. Allowances as a percentage of non-performing loans decreased to 87.1% from 89.7% in the previous year. The NPL ratio decreased to 2.8% in 2016 from 3.2% in 2015 due to the growth of the Corporate Loan portfolio. In March 2016, the Bank changed its write-off policy, in the retail segment moving to write-off at 270 days delinquency from 360 days.

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

In an effort to mitigate the seasonal increase in delinquency rates in the first half of every year, which then tends to decline as salary bargaining agreements catch up with inflation, we quickly strengthened our collection practices and implemented preventive actions while maintaining our conservative credit scoring standards. As a result, lagged delinquency in 2016 began to decrease in July but remained at a higher level than the previous year. Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency. Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of December 2017, is calculated using in the denominator the portfolio outstanding as of June 2017.

The following tables show the changes in our loan loss provisions for the periods indicated:

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Pesos)			(in percentages)

Balance at the beginning of the year	920,208	638,648	429,358	44.1%	48.7%
Provisions charged to income	1,820,169	1,057,637	543,844	72.1%	94.5%
Write-offs and reversals(1)	(1,194,018)	(776,077)	(334,554)	53.9%	132.0%
Other adjustments	23,575	—	—	100.0%	0.0%
Balance at the end of year	1,569,934	920,208	638,648	70.6%	44.1%
Percentage of provisions net of write-offs and reversals	1.5%	1.1%	1.2%

Provisions charged to income

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Pesos)			(in percentages)

Promissory notes(2)	63,519	58,557	2,228	8.5%	2,528.2%
Unsecured corporate loans	37,305	34,929	31,089	6.8%	12.4%
Overdrafts	40,755	67,737	27,392	(39.8)%	147.3%
Mortgage loans	14,253	2,348	58	507.0%	3,948.3%
Automobile and other secured loans	3,499	1,512	941	131.4%	60.7%
Personal loans	1,091,171	542,792	265,770	101.0%	104.2%
Credit cards loans	403,312	231,421	185,849	74.3%	24.5%
Foreign Trade Loans	59,942	67,737	1,820	(11.5)%	3,621.8%
Other financings	46,363	14,943	8,507	210.3%	75.7%
Other receivables from financial transactions	42,750	11,453	5,957	273.3%	92.3%
Receivables from financial leases	17,300	24,208	14,233	(28.5)%	70.1%
Total	1,820,169	1,057,637	543,844	72.1%	94.5%
Write-offs and reversals
Promissory notes	(22,167)	(40,049)	(6,858)	(44.7)%	484.1%
Unsecured corporate loans	(13,019)	(39,488)	(4,403)	(67.0)%	796.8%
Overdrafts	(23,682)	(32,948)	(10,895)	(28.1)%	202.4%
Mortgage loans	—	—	(294)	0.0%	(100.0)%
Automobile and other secured loans	(1,098)	(2,636)	(2,608)	(58.3)%	1.1%
Personal loans	(759,000)	(372,784)	(186,248)	103.6%	100.2%
Credit cards loans	(311,091)	(254,072)	(108,206)	22.4%	134.8%
Foreign Trade Loans	—	—	—	0.0%	0.0%
Other financings	(19,208)	(14,393)	(3,852)	33.5%	273.6%
Other receivables from financial transactions	(38,893)	(7,291)	(5,234)	433.4%	39.3%
Receivables from financial leases	(5,860)	(12,416)	(5,956)	(52.8)%	108.5%
Total	(1,194,018)	(776,077)	(334,554)	53.9%	132.0%

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

Net Services Fee Income

Our net services fee income was comprised of:

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Pesos)			(in percentages)
Income from
Deposit Accounts	1,434,344	925,300	683,888	55.0%	35.3%
Loan Related	182,025	151,331	125,625	20.3%	20.5%
Credit and Debit Cards	1,514,963	1,188,288	772,865	27.5%	53.8%
Insurances	231,572	234,573	399,790	(1.4)%	(41.3)%
Check Administration Commission	252,491	178,644	122,601	41.3%	45.7%
Safe Deposit Box	128,431	91,062	74,760	41.0%	21.8%
Receivables from financial leases	126,741	78,213	67,369	62.0%	16.1%
Financial agent for the Province of San Luis(1)	671	49,888	72,839	(98.7)%	(31.5)%
Payments to retirees	30,544	27,892	25,572	9.5%	9.1%
Mutual funds management	204,818	139,941	80,234	46.4%	74.4%
Foreign transactions commissions	173,535	123,036	69,547	41.0%	76.9%
Other	693,137	339,348	340,618	104.3%	(0.4)%
Total income(2)	4,973,272	3,527,516	2,835,708	41.0%	24.4%
Expenses from
Commissions paid(3)	768,386	532,282	450,857	44.4%	18.1%
Turnover tax	375,447	274,927	129,857	36.6%	111.7%
Promotions related to credit cards	257,715	212,730	148,882	21.1%	42.9%
Exports and foreign currency transactions	19,039	11,782	9,016	61.6%	30.7%
Other	75,261	48,939	39,880	53.8%	22.7%
Total expenses(2)	1,495,848	1,080,660	778,492	38.4%	38.8%
Net services fee income	3,477,424	2,446,856	2,057,216	42.1%	18.9%

(1)   On January 17, 2017, the Province of San Luis notified Banco Supervielle of its decision to terminate, as of February 28, 2017, the Amended Financial Agency Agreement.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)   Includes fees related to securitization transactions, foreign trade and miscellaneous commissions, among others.

(3)   Includes marketing costs, ATM insurance and charges related to payment services and credit and debit cards, among others.

2017 Compared to 2016

Net services fee income totaled Ps.3.5 billion in 2017, a 42.1% increase compared to Ps.2.4 billion in 2016.

The increase in our services fee income was driven mainly by (i) an increase in deposit account commissions, (ii) an increase in income from credit and debit cards and (iii) an increase in other fees. These increases were partially offset by a decrease in fees paid to us for services provided as financial agent for the Province of San Luis.

Service charges on deposit accounts are comprised principally of maintenance and transaction fees on checking and savings accounts. These fees increased to Ps.1.4 billion in 2017 from Ps.925.3 million in 2016, as a result of the increase in the volume of checking accounts and savings accounts, products packages, as well as an increase in fees charged per account after the deregulation of the commissions by the Central Bank.

Credit and debit card fees increased to Ps.1.5 billion in 2017, from Ps.1.2 billion in 2016, reflecting higher business volumes as well as an increase in fee pricing of certain items (excluding MDR (as defined below)) as per current Central Bank regulations, which offset the reduction in credit card and debit card merchant discounted rates (“MDR”). MDR are commissions charged by the issuer of credit and debit cards on the amount of credit and debit card transactions. The maximum MDR for 2017 was 2.0%, compared to 3% for 2016, and the maximum debit card sales commissions for 2017 was 1.0%, compared to 1.5% for 2016.

On March 21, 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As part of a transition schedule, a 20.0% increase in all banking charges was authorized starting on June 1, 2016. Since September 2016, further increases in banking charges may be implemented without requiring the prior authorization of the Central Bank.

Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce MDR on an annual basis. In this regard, the maximum MDR for 2017 was 2.0%, declining 1.85% since January 1, 2018 and dropping to 1.65%, 1.50% and 1.30% in 2019, 2020 and 2021 and after, respectively. The maximum debit card sales commissions for 2017 was 1.0%, and has been 0.90% since January 1, 2018, declining to 0.80%, 0.70% and 0.60%, in 2019, 2020 and 2021 and after, respectively.

Other commissions increased to Ps.693.1 million in 2017, from Ps.339.3 million in 2016, mainly due to higher commissions charged on health plans and higher sales of products offered by Espacio Cordial.

During 2017, our check administration commissions increased to Ps.252.5 million compared to Ps.178.6 million during 2016.  This increase was mainly due to an increase in our level of activity.

Insurance fees decreased to Ps.231.6 million in 2017 from Ps.234.6 million in 2016. The following regulations issued by the Central Bank have impacted on this decrease in insurance fees: (i) Communication “A” 5795 issued on August 21, 2015, reinforcing regulations prohibiting financial institutions from charging fees and commissions related to insurance products purchased by clients as accessories of other financial services. As of November 13, 2015, financial institutions are prohibited from receiving fees from insurance companies as the result of the sale of such insurance products. (ii) Communication “A” 5927 issued by Central Bank on March 21, 2016, and effective as of September 1, 2016, prohibits financial institutions from charging clients charges resulting from credit-related insurance policies. This regulation also states that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death or permanent disability of their clients. Since then, both the Bank and CCF self-insure these risks and only contract new credit-related insurances for mortgages loans.

Financial agent fees charged to the Province of San Luis declined to Ps.671.0 thousand in 2017 from Ps.49.9 million in 2016. On October 10, 2016, the Bank relinquished its right to receive an “agency” fee from the Province of San Luis, followed by the termination by the Province of San Luis of the Financial Agency Agreement, effective as from February 28, 2017.

Services fee expense increased 38.4%, to Ps.1.5 billion in 2017 from Ps.1.1 billion in 2016, primarily due to (i) higher commissions paid due to higher business volume, (ii) a 36.6%, or Ps.100.5 million increase in turnover tax, and (iii) a 21.1%, or Ps.45.0 million increase in promotions related to credit cards issued by the bank and CCF.

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

Financial Agent fees charged to the Province of San Luis declined to Ps.49.9 million in 2016 from Ps. 72.8 million in 2015. In the third quarter of 2016, Banco Supervielle relinquished its right to receive an “agency” fee from the Province of San Luis for any services rendered as financial agent of the Province commencing July 1, 2016.

Services fee expense increased 38.8%, to Ps.1.1 billion in 2016 from Ps.778.5 million in 2015, primarily due to higher commissions paid, an increase in expenses and promotions related to credit cards of the Bank and higher turnover taxes.

Income from insurance activities

This line item includes insurance premiums, net of insurance reserves and production costs, from our insurance company’s operations. Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year end 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third party insurance company. However, due to the regulatory matters described in the “Net Service Fee Income” section, since September 1, 2016 both Banco Supervielle and CCF are self-insuring against these risks and and only contract new credit related insurances for mortgages loans.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Pesos, except percentages)

Personnel expenses	5,475,680	3,859,525	2,767,111	41.9%	39.5%
Directors’ and statutory auditors’ fees	80,862	73,894	59,475	9.4%	24.2%
Other professional fees(1)	426,204	286,507	186,586	48.8%	53.6%
Advertising and publicity	272,769	226,350	165,413	20.5%	36.9%
Taxes(2)	615,896	452,081	268,520	36.2%	68.4%
Depreciation of premises and equipment	118,594	81,558	56,637	45.4%	44.0%
Amortization of other intangibles	128,875	111,284	92,431	15.8%	20.4%
Other(3)	1,271,742	969,082	665,229	31.2%	47.5%
Total	8,390,622	6,060,281	4,261,402	38.5%	42.2%

(1)         Includes audit, legal and other professional services.

(2)         Includes tax on debits and credits, safety and hygiene tax and stamp tax.

(3)         Includes leases, security service expenses, maintenance, insurance, electricity, among others.

2017 Compared to 2016

In 2017, administrative expenses totaled Ps.8.4 billion, a 38.5% increase compared to Ps.6.1 billion recorded in 2016. This increase was primarily due to an increase in personnel expenses, which grew by 41.9% to Ps.5.5 billion in 2017, from Ps.3.9 billion in 2016, and non-personnel expenses, which grew by 32.5% in 2017 to Ps.2.9 billion from Ps.2.2 billion in 2016.

Personnel administrative expenses amounted to Ps.5.5 billion in 2017, reflecting a 41.9% increase from the Ps.3.9 billion recorded in 2016. This increase was due to (i) a 23.5% increase in the average salary of the Bank’s personnel, resulting from the collective bargaining agreement between Argentine banks and the labor union reached in the first quarter of 2017, this agreement determined a 19.5% increase for expected inflation during 2017, an additional increase of approximately 4.0% as a recognition of inflation during 2016; (ii) a 5.3% additional rise in the average salary applied retroactively since January 2017, as catch up for 2017 inflation and (iii) salary increases, (not at the same level as the banking labor union) implemented at CCF, Tarjeta, Supervielle Seguros, SAM and Espacio Cordial during last twelve months.

The number of the our employees increased to 5,320 as of December 31, 2017, from 4,982 as of December 31, 2016. See “Item 6. Directors, Senior Management and Employees—Employees—Compensation.”

Non-personnel administrative expenses amounted to Ps.2.9 billion in 2017, reflecting a 32.5% increase from the Ps.2.2 billion recorded in 2016. This increase was mainly associated with (i) an increase in taxes reflecting higher taxes on real estate, security service expenses and maintenance as well as higher tax charge on debit and credit accounts, (ii) an increase in other professional fees (including audit, legal and other professional fees) to Ps.426.2 million in 2017 from Ps.286.5 million in 2016, and (iii) a 31.2%, or Ps.302.7 million increase in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to Ps.1.3 billion in 2017.

2016 Compared to 2015

In 2016, administrative expenses totaled Ps.6.1 billion, a 42.2% increase compared to Ps.4.3 billion recorded in 2015. This increase was primarily due to an increase in personnel expenses, which grew by 39.5% to Ps.3.9 billion in 2016 from Ps. 2.8 billion in 2015. This increase was mainly the result of the combination of (i) an increase in average salary of 33.0% for the Bank’s personnel, in line with the collective bargaining agreement between Argentine banks and the labor union and salary increases by our other subsidiaries during 2016, but with lower increases than the banking labor union, (ii) the payment of an extraordinary amount in December 2016 under the agreement reached between Argentine banks and the labor unions and the payment of higher performance bonuses in connection with higher loan origination.

The number of our employees increased to 4,982 in 2016 from 4,843 in 2015 due to the growth of our subsidiaries, mainly the Bank. See “Item 6. Directors, Senior Management and Employees—Employees—Compensation.”

Non-personnel administrative expenses amounted to Ps.2.2 billion in 2016, reflecting a 47.3% increase from the Ps.1.5 billion recorded in 2015.  This increase was mainly associated with an increase in taxes to Ps. 452 million in 2016 from Ps. 269 million in 2015, reflecting higher turnover tax and a one-time tax charge on debit and credit account transfers on the IPO proceeds and an increase in other professional fees (including audit, legal and other professional fees) to Ps.286.5 million in 2016 from Ps.186.6 million in 2015.

Other expenses, including leases, security service expenses, maintenance, insurance and electricity, among others, amounted to Ps.969 million in 2016 reflecting a 47.5% increase from the Ps. 665 million recorded in 2015.

Miscellaneous Income/(Loss), Net

2017 Compared to 2016

We had miscellaneous income, net of Ps.169.4 million for 2017, compared to miscellaneous loss, net of Ps.29.1 million in 2016. This was due to the sale of non-core properties and lower expenses related to the agreement with the ANSES related to senior citizen payments.

2016 Compared to 2015

We had miscellaneous loss, net of Ps.29.1 million for 2016, compared to miscellaneous gains, net of Ps.153.7 million in 2015. This decrease was mainly due to higher charges derived from the agreement with the ANSES related to senior citizen payments and was partially offset by higher loan recovery and disaffected provisions (provisions reversed or disaffected due to the recovery or payment of the past due loan). Additionally, other income included a non-recurring Ps.85.9 million gain from the sale of non-core properties in the Province of Mendoza.

Income Tax

The corporate income tax rate in Argentina for fiscal years 2017, 2016 and 2015 was 35%. As per the Central Bank’s accounting regulations until December 2017, Grupo Supervielle did not recognize deferred tax credits or liabilities in its main subsidiaries (the Bank and CCF). Accordingly, the effective tax rate could vary from quarter to quarter not only for non-taxable income or non-deductible expenses, but also due to the timing in which those results are recognized for tax purposes. As per the tax reform passed by Congress in December 2017, the corporate tax rate will be 30% for fiscal years 2018 and 2019 and 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, we will start recording income tax recognizing deferred tax assets and liabilities, which should result in an effective tax rate closer to the statutory tax rate.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Income from proceeds from equity offerings temporarily retained at the holding company, may allow Grupo Supervielle to more than offset financial expenses paid through this vehicle and use tax credits still existing from previous years, which in turn are expected to lower the effective tax rate.

2017 Compared to 2016

The income tax charge in 2017 was Ps.772.5 million compared to Ps.500.6 million charged in 2016. The increase was due to an increase in pre-tax income, which was partially offset by a lower effective tax rate due to the deduction of higher provisions for loan losses.  The effective tax rate could vary in interim periods not only for non-taxable income or non-deductible expenses, but also due to the time during which those results are recognized for tax purposes.

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

Argentine Banking GAAP and U.S. GAAP Reconciliation

Our audited consolidated financial statements are prepared in accordance with Argentine Banking GAAP, which differ in certain significant respects from U.S. GAAP. Note 35 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

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

Net income under Argentine Banking GAAP for the years ended December 31, 2017 and 2016 was approximately Ps.2,437.1 million and Ps.1,311.3 million, respectively, as compared to net income of approximately Ps.1,697.5 million and Ps.1,025.9 million, respectively, under U.S. GAAP.

Shareholders’ equity under Argentine Banking GAAP as of December 31, 2017 and 2016 was Ps.15.1 billion and Ps.6.9 billion, respectively, as compared to Ps.13.9 billion and Ps.6.5 billion, respectively, under U.S. GAAP.

See Note 35 to our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 for a discussion of these differences, the effect on our results of operations and financial position and certain other disclosures required under U.S. GAAP.

Results by Segments

Our results by segments for the years ended December 31, 2017, 2016 and 2015 are shown in Note 35.e) to our audited consolidated financial statements.

The table below sets forth information regarding the results of our retail banking, corporate banking, treasury, consumer finance, insurance and asset management & other services business segments for the years ended December 31, 2017, 2016 and 2015.

	As of December 31, 2017
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	6,186,492	3,719,565	2,261,049	3,032,272	96,017	49,354	149,922	15,494,671
Financial expenses	(1,816,992)	(449,607)	(3,017,638)	(1,370,932)	(1,789)	(1,071)	463,741	(6,194,288)
Distribution of Income (Expenses) for Treasury Funds(1)	1,172,277	(2,313,053)	1,140,776	—	—	—	—	—
Gross financial margin	5,541,777	956,905	384,187	1,661,340	94,228	48,283	613,663	9,300,383
Services Fee Income	2,835,892	806,289	64,768	1,284,466	—	561,712	(579,855)	4,973,272
Services Fee Expenses	(1,177,104)	(102,617)	(22,818)	(625,461)	—	(8,411)	440,563	(1,495,848)
Net Service Fee Income	1,658,788	703,672	41,950	659,005	—	553,301	(139,292)	3,477,424
Income from Insurance Activities	—	—	—	—	375,443	—	103,618	479,061
Net Revenue	7,200,565	1,660,577	426,137	2,320,345	469,671	601,584	577,989	13,256,868
Loan Loss Provisions	(737,284)	(153,312)	(3,642)	(924,499)	—	—	(1,432)	(1,820,169)
Direct costs	(3,934,851)	(359,172)	(116,792)	(1,149,235)	(154,366)	(264,494)	(28,260)	(6,007,170)
Indirect costs	(1,599,491)	(546,087)	(237,874)	—	—	—	—	(2,383,452)
Income from financial transactions	928,939	602,006	67,829	246,611	315,305	337,090	548,297	3,046,077
Miscellaneous Income / (Expenses)	98,907	28,591	1,451	16,939	1,184	3,220	19,070	169,362
Non-controlling interests result	—	—	—	—	—	—	(5,897)	(5,897)
Income Before Income Tax	1,027,846	630,597	69,280	263,550	316,489	340,310	561,470	3,209,542
Income tax	(346,827)	(92,381)	(21,534)	(84,110)	(110,875)	(116,756)	—	(772,483)
Net income	681,019	538,216	47,746	179,440	205,614	223,554	561,470	2,437,059

(1) These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

	As of December 31, 2016
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	4,482,498	2,920,526	1,589,736	1,769,292	52,916	119,960	(140,349)	10,794,579
Financial expenses	(1,916,534)	(374,446)	(1,703,934)	(1,028,048)	(1,066)	(50,284)	207,787	(4,866,525)
Distribution of Income (Expenses) for Treasury Funds(1)	1,307,621	(1,918,789)	611,168	—	—	—	—	—
Gross financial margin	3,873,585	627,291	496,970	741,244	51,850	69,676	67,438	5,928,054
Services Fee Income	2,306,782	559,866	46,545	931,082	—	261,703	(578,462)	3,527,516
Services Fee Expenses	(996,626)	(63,472)	(9,113)	(433,721)	—	(1,150)	423,422	(1,080,660)
Net Service Fee Income	1,310,156	496,394	37,432	497,361	—	260,553	(155,040)	2,446,856
Income from Insurance Activities	—	—	—	—	476,349	—	129,794	606,143
Net Revenue	5,183,741	1,123,685	534,402	1,238,605	528,199	330,229	42,192	8,981,053
Loan Loss Provisions	(550,715)	(153,078)	(9,265)	(338,869)	—	(5,710)	—	(1,057,637)
Direct costs	(2,790,068)	(213,622)	(94,259)	(839,258)	(139,227)	(228,613)	8,840	(4,296,207)
Indirect costs	(1,188,127)	(399,202)	(176,745)	—	—	—	—	(1,764,074)
Income from financial transactions	654,831	357,783	254,133	60,478	388,972	95,906	51,032	1,863,135
Miscellaneous Income / (Expenses)	(130,372)	24,500	(2,973)	8,177	—	93,990	(22,384)	(29,062)
Non-controlling interests result	—	—	—	—	—	—	(22,166)	(22,166)
Income Before Income Tax	524,459	382,283	251,160	68,655	388,972	189,896	6,482	1,811,907
Income tax	(161,897)	(45,109)	(88,258)	(973)	(136,570)	(65,123)	(2,673)	(500,603)
Net income	362,562	337,174	162,902	67,682	252,402	124,773	3,809	1,311,304

(1) These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

	As of December 31, 2015
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	2,917,135	1,906,335	693,726	1,050,944	22,840	71,084	79,680	6,741,744
Financial expenses	(1,514,611)	(350,635)	(921,029)	(529,309)	(320)	(30,609)	(39,537)	(3,386,050)
Distribution of Income (Expenses) for Treasury Funds(1)	664,487	(1,119,721)	455,234	—	—	—	—	—
Gross financial margin	2,067,011	435,979	227,931	521,635	22,520	40,475	40,143	3,355,694
Services Fee Income	1,953,001	391,853	23,891	573,838	—	126,596	(233,471)	2,835,708
Services Fee Expenses	(581,199)	(41,309)	(6,126)	(272,132)	—	(1,047)	123,321	(778,492)
Net Service Fee Income	1,371,802	350,544	17,765	301,706	—	125,549	(110,150)	2,057,216
Income from Insurance Activities	—	—	—	—	130,607	—	45,340	175,947
Net Revenue	3,438,813	786,523	245,696	823,341	153,127	166,024	(24,667)	5,588,857
Loan Loss Provisions	(299,135)	(72,108)	—	(166,326)	—	(6,275)	—	(543,844)
Direct costs	(2,076,291)	(158,438)	(57,676)	(638,493)	(68,183)	(141,958)	(84,853)	(3,056,186)
Indirect costs	(812,083)	(272,994)	(120,139)	—	—	—	—	(1,205,216)
Income from financial transactions	251,304	282,983	67,881	18,522	84,944	17,791	60,186	783,611
Miscellaneous Income / (Expenses)	12,610	73,601	5,117	47,893	91	75,023	(60,597)	153,738
Non-controlling interests result	—	—	—	—	—	—	(16,079)	(16,079)
Income Before Income Tax	263,914	356,584	72,998	66,415	85,035	92,814	(16,490)	921,270
Income tax	(42,137)	(68,139)	(21,711)	(6,734)	(30,953)	(33,285)	(44,202)	(247,161)
Net income	221,777	288,445	51,287	59,681	54,082	59,529	(60,692)	674,109

(1) These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

Below is a discussion of our results of operations by segments for the years ended December 31, 2017, 2016 and 2015.

Retail Banking

Net income attributable to the Retail Banking segment in 2017 was Ps.681.0 million, a 87.8% increase from the Ps.362.6 million in 2016, which in turn was Ps.140.8 million or 63.5% higher than the Ps.221.8 million in 2015. The increase in 2017 resulted mainly from (i) a 43.1% or Ps.1.7 billion increase in gross intermediation margin, (ii) a 26.6% or Ps.348.6 million increase in net services fee income and (iii) net miscellaneous income of Ps.98.9 million compared to net miscellaneous loss of Ps.130.4 million in 2016. This was partially offset by a 39.1% or Ps.1.6 million increase in administrative expenses and a 33.9% or Ps.186.6 million increase in loan loss provisions.

Net revenues attributable to the Retail Banking segment in 2017 were Ps.7.2 billion, a 38.9% increase from the Ps.5.2 billion in 2016, which in turn was Ps.1.7 billion or 50.7% higher than the Ps.3.4 billion in 2015. The increase in 2017 is mainly explained by (i) a 43.1% growth in gross financial margin, as a consequence of the combination of increases in loan volumes and interest rates on personal loans and mortgages, coupled with lower cost deposits, and (ii) a 26.6% increase in net services fee income, due to higher fees on credit and debit cards reflecting higher business volumes as well as an increase in fee pricing which more than offset the reduction in credit card and debit card discount rates. The maximum MDR in the fourth quarter of 2017 was 2.0%, and the maximum debit card sales commissions in the fourth quarter of 2017 was 1.0%.

Loan loss provisions amounted to Ps.737.3 million in 2017, Ps.186.6 million higher than the Ps.550.7 million in 2016, which in turn was Ps.251.6 million higher than the Ps.299.1 million in 2015.  The increase in loan loss provisions in 2017 is mainly explained by the growth in the loan portfolio and an increase in the coverage ratio.

Direct costs increased 41.0% or Ps.1.1 billion to Ps.3.9 billion in 2017, compared to Ps.2.8 billion in 2016, which was in turn 34.4% higher or Ps.713.8 million than in 2015. The increase in 2017 was due to higher personnel and operational expenses, as a consequence of vendors’ and unions’ adjustment of rates and salaries to inflation.

In 2017, the retail banking segment’s loan portfolio totaled approximately Ps.21.3 billion (U.S.$1.1 billion), and Ps.21.9 billion (U.S.$1.2 billion) including the securitized loan portfolio. Retail loans posted an NPL ratio of 2.6% in 2017, improving from 3.7% in 2016. This was mainly driven by a decrease in the Personal Loans NPL ratio to 2.5% along with a 30 basis points decrease in the credit cards NPL ratio to 3.4%. In March 2016, the Bank changed its write-off policy, moving to write-off at 270 days delinquency from 360 days.

In 2017, retail deposits amounted to Ps.37.9 billion (U.S.$2.0 billion), a 45.8% increase from the Ps.26.0 billion in 2016. In 2017, retail deposits represented 67.0% of total deposits.

As of December 31, 2017, the Bank maintained approximately 2.5 million savings accounts and 88,000 checking accounts. In 2017, the Bank also serviced more than 791,000 product bundles for senior citizens, over 173,000 Plan Sueldo (“Payroll”) accounts and more than 49,000 product bundles for high net worth customers.

The following graph shows the total loan portfolio (with and without the securitized portfolio) breakdown of the Retail Banking segment for each of the quarters indicated.

Corporate Banking

Net income attributable to the corporate banking segment in 2017, was Ps.538.2 million, Ps.201.0 million higher than Ps.337.2 million in 2016, which in turn was Ps.48.7 million higher than Ps.288.4 million in 2015. The increase in 2017 resulted mainly from (i) higher gross intermediation margin (52.5% or Ps.329.6 million), (ii) a 41.8% or Ps.207.3 million increase in net service fee income, (iii) miscellaneous income of Ps.28.6 million compared to a Ps.24.5 million income in 2016 and (iv) loan loss provisions of Ps.153.3 million as compared to Ps.153.1 million in 2016. This was partially offset by (i) a 47.7% or Ps.292.4 million increase in administrative expenses to support business growth and (ii) a 104.8% or Ps.47.3 million increase in income tax.

Net revenues attributable to the corporate banking segment in 2017 were Ps.1.7 billion, 47.8% or Ps.536.9 million higher than Ps.1.1 billion in 2016, which in turn was 42.9% or Ps.337.2 million higher than Ps.786.5 million in 2015. The increase in 2017 was primarily due to the 52.5% increase in gross financial margin reflecting (i) higher loan volume and (ii) a 41.8% growth in net services fee income, largely driven by deposit account commissions and check administration commission.

Loan loss provisions amounted to Ps.153.3 million in 2017, as compared to Ps.153.1 million recorded in 2016, which in turn was 112.3% higher than the Ps.72.1 million recorded in 2015.

Direct costs increased 68.1% or Ps.145.6 million to Ps.359.2 million in 2017, compared to Ps.213.6 million in 2016, which in turn was 34.8% higher compared to Ps.158.4 million in 2015. The increase in 2017 was due to higher personnel and operational expenses, as a consequence of vendors’ and unions’ adjustment of rates and salaries to inflation.

In 2017, the corporate banking segment’s loan portfolio (including loans and receivables from financial leasing) totaled approximately Ps.29.7 billion (U.S.$1.6 billion), as we leveraged our higher capital base to increase the average loan size per client. Including the securitized portfolio, total loans amounted to Ps.29.7 billion (U.S.$1.6 billion), a 62.5% increase compared to 2016.

The corporate banking segment’s total deposits in 2017 amounted to Ps.5.0 billion (U.S.$264.2 million), a 68.5% increase from Ps.3.0 billion in 2016 to fund loan growth together with the utilization of the funds received from the equity offering. Corporate deposits decreased to 8.8% of total deposits in 2017 from 21.0% in 2016.

The following graph shows the total loan portfolio (with and without the securitized portfolio) breakdown of the corporate banking segment for each of the quarters indicated.

Treasury

Net income attributable to the Treasury Segment in 2017 was Ps.47.7 million, Ps.115.2 million lower than the Ps.162.9 million recorded in 2016, which in turn was Ps.111.6 million higher than the Ps.51.3 million recorded in

2015. The 70.7% decline in net income in 2017 is explained by a 22.7% or Ps.112.8 million decrease in gross intermediation margin and a 30.9% or Ps.83.7 increase in administrative expenses while net service fee income increased 12.1% or a Ps.4.5 million.

Net revenues attributable to the treasury segment in 2017 were Ps.426.1 million, Ps.108.3 million lower than the Ps.534.4 million recorded in 2016, which in turn was Ps.288.7 million higher than the Ps.245.7 million recorded in 2015. This decrease in 2017 was due to the 22.7% decrease in gross financial margin driven by a year-end negative mark-to-market of a LEBAC time deposit from the holding company in the Bank. This negative impact in the Treasury segment nets out in the consolidated financial statements of the holding company as a result of corresponding a positive mark-to-market impact at the holding company. In addition, in 2016 net income registered a net gain from the termination of the Supervielle Renta Inmobiliaria Financial Trust.

The treasury segment’s government and corporate securities portfolio amounted to Ps.15.3 billion in 2017, a 578.8% increase from Ps.2.2 billion recorded in 2016 reflecting higher holdings of securities issued by the Central Bank. Direct costs amounted to Ps.116.8 in 2017, compared to Ps.94.3 million in 2016, compared to Ps.57.7 million in 2015.

Consumer Financing

Net income attributable to the consumer financing segment in 2017 was Ps.179.4 million, Ps.111.8 million higher than the Ps.67.7 million in 2016, which in turn was Ps.8.0 million higher than the Ps.59.7 million recorded in 2015. The increase in 2017 was mainly driven by the 87.3% increase in net revenues, which in turn offset higher loan loss provisions following the asset quality deterioration in this segment and the increase the coverage ratio in the non-performing loan portfolio to 65.2% as of December 31, 2017 compared with 58.6% as of December 31,2016.

Net revenues attributable to the consumer finance segment in 2017 were Ps.2.3 billion, Ps.1.1 billion higher than the Ps.1.2 billion in 2016, which in turn was Ps.415.3 million higher than the Ps.823.3 million recorded in 2015. Annual increases of 124.1% in gross intermediation margin and 32.5% in net service fee income were the main drivers behind the growth in net revenues in 2017.

Loan loss provisions amounted to Ps.924.5 million in 2017, Ps.585.6 million higher than the Ps.338.9 million in 2016, which was in turn Ps.172.5 million higher than the Ps.166.3 million for 2015.  The increase in 2017 was due to the growth of the loan portfolio, which included an increase in non-performing loans, (ii) our decision to increase our non-performing loan coverage ratio from 58.6% in 2016 to 65.2% in 2017 and (iii) the deterioration in asset quality due to salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2017 along with increases in public services tariffs both in 2016 and 2017, which impacted the consumers’ disposable income.

Direct costs increased 36.9% or Ps.310.0 million to Ps.1.1 billion in 2017, compared to Ps.839.3 million in 2016, which in turn were 31.4% higher than the Ps.638.5 million recorded in 2015. The increase in 2017 was due to higher personnel and operational expenses as a consequence of vendors’ and unions’ adjustment of rates and salaries to inflation.

The consumer financing segment’s loan portfolio totaled approximately Ps.6.1 billion (U.S.$324.6 million) at December 31, 2017. Including the securitized loan portfolio, total loans amounted Ps.6.8 billion (U.S.$364.3 million) increasing 49.0% in 2017, from Ps.4.6 billion registered in 2016.

The following graph shows the total loan portfolio (with and without the securitized portfolio) breakdown of the consumer dinancing segment for each of the quarters indicated.

Insurance

Net income attributable to the insurance segment in 2017 was Ps.205.6 million, compared to Ps.252.4 million in 2016 and Ps.54.1 million in 2015.

Net revenues attributable to the insurance segment in 2017 were Ps.469.7 million, compared to Ps.528.2 million in 2016 and Ps.153.1 million in 2015. Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. However, since September 1, 2016, both Banco Supervielle and CCF are self-insuring these risks and and only contract new credit related insurances for mortgages loans. We intend to continue to expand this business and launch new insurance products previously offered to our customers by other insurance companies.

Income from insurance activities amounted to Ps.375.4 million in 2017, compared to Ps.476.3 million in 2016 and Ps.130.6 million in 2015.

Direct costs were Ps.154.4 million in 2017, compared to Ps.139.2 million in 2016 and Ps.68.2 million in 2015.

Asset Management & Other Services

Until March 31, 2017, we offered microcredit financing through Cordial Microfinanzas. On March 31, 2017, we and the Bank sold our shares of Cordial Microfinanzas to Ciudad Microempresas.

Net income attributable to the asset management & other services segment in 2017 was Ps.223.6 million, Ps.98.8 million higher than the Ps.124.8 million recorded in 2016, which was in turn Ps.65.2 million higher than the Ps.59.5 million recorded in 2015.

Net revenues attributable to the asset management & other services segment in 2017 were Ps.601.6 million, Ps.271.4 million or 82.2% higher than Ps.330.2 million in 2016, which was in turn 99% higher than Ps.166.0 million in 2015.

The increase in net revenues in 2017 was mainly driven by the increase in net services fee income, which amounted to Ps.553.3 million in 2017, 112.4% higher than the Ps.260.6 million recorded in 2016, which in turn was 107.5% higher than the Ps.125.6 million recorded in 2015. The increase in service fee income in 2017 was mainly driven by increased volume in mutual fund management and in Espacio Cordial fee income. This increase reflects the successful cross-selling initiatives to leverage our compelling financial product offering both through the asset management business and the non-financial products and services sold by Espacio Cordial.

Direct costs increased 15.7% or Ps.35.9 million in 2017, compared Ps.228.6 million in 2016, which in turn increased 61.0% or Ps.86.7 million compared to Ps.142.0 million in 2015. The increase in 2017 and 2016 was mainly due to inflation and an increase in salaries due to an increase in the number of employees. See “Item 4.B Business Overview.”

Adjustments

Financial expenses and other results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes, and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income. Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled gains of Ps.561.5 million in 2017, gains of Ps.3.8 million in 2016, and losses of Ps.60.7 million in 2015.

Financial income of Grupo Supervielle at the holding level in 2017 were higher than in 2016 mainly due to the investment of the funds retained at the holding level after the IPO in May 2016.

Financial expenses of Grupo Supervielle at the holding level in 2017 were lower than in 2016 mainly due to a significant decrease in the amount outstanding of debt.

Below we present a summary of items recorded by Grupo Supervielle at the holding level, as well as by Sofital, excluding inter-segment transactions, as of December 31, 2017 and 2016:

	As of December 31, 2017		As of December 31, 2016
	(in thousands of Pesos)
	Grupo Supervielle	Sofital	Grupo Supervielle	Sofital
Financial income	642,305	2,024	188,345	399
Financial expenses	(26,045)	—	(129,642)	(69)
Gross financial margin	616,260	2,024	58,703	330

Services Fee Income	62,906	—	45,941	—
Services Fee Expenses	3,145	—	—	—
Net Service Fee Income	59,761	—	45,941	—

Net Revenue	676,021	2,024	104,644	330

Loan Loss Provisions	—	(1,432)	—	—
Direct costs	(125,255)	(1,615)	(63,912)	(681)
Income from financial transactions	550,766	(1,023)	40,733	(351)

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
	(in thousands of Pesos, except percentages)
Cash and due from banks	11,129,475	11.8%	8,166,132	15.3%	6,808,591	20.6%
Investment Portfolio
Government and corporate securities	1,734,409	1.8%	945,991	1.8%	240,635	0.7%
Participation in our securitization trusts	570,207	0.6%	631,251	1.2%	1,371,889	4.2%
Securities issued by the Central Bank	13,611,627	14.5%	1,414,053	2.7%	691,246	2.1%
Loans and financing portfolio	60,054,796	63.9%	38,037,051	71.5%	22,293,826	67.5%
Other assets (1)	6,870,764	7.3%	4,011,564	7.5%	1,639,630	5.0%
Total	93,971,278	100.0%	53,206,042	100.0%	33,045,817	100.0%

(1)         Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.94.0 billion total assets as of December 31, 2017, Ps.92.3 billion, equivalent to 98.2% of the total, corresponded to the Bank and CCF. As of December 31, 2017, our total direct exposure to the non-financial public sector amounted to Ps.1.8 billion. Our exposure to the non financial public sector is primarily composed of our holdings of government securities, which as of December 31, 2017 amounted to Ps.1.7 million.

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

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2017, 2016 and 2015, which is also discussed in more detail below:

	Year ended December 31,
	2017	2016	2015
	(in thousands of Pesos)

Funds at the beginning of the financial year	9,688,554	7,616,502	4,046,180

Funds provided by (used in) Operating activities	6,961,692	(294,347)	2,449,838
Government and corporate securities	1,811,290	(947,998)	744,287
Net increase in loans	(10,134,238)	(5,136,826)	(568,136)
Net increase in deposits	17,593,799	9,105,413	4,612,863
Net operating income from services	4,014,670	3,156,633	2,138,642
Administrative expenses	(7,537,254)	(5,340,482)	(3,608,264)
Other	1,213,425	(1,131,087)	(869,554)

Funds provided by (used in) investing activities	(4,099,484)	(477,264)	(188,834)
Net payments in bank premises and equipment and miscellaneous assets	(320,981)	(458,733)	(184,545)
Payments for purchases of equity interests in other companies	33,112	(21)	—
Other	(3,811,615)	(18,510)	(4,289)

Funds provided by financing activities	11,869,581	2,387,086	870,687
Funds provided (used in) by unsubordinated negotiable obligations	5,288,294	371,069	638,722
Funds (used in) subordinated negotiable obligations	(1,058,813)	(123,811)	(74,684)
Funds provided by (used in) banks and international entities	1,871,168	(1,116,049)	330,650
Capital increase	5,841,688	3,301,137	—
Payment of dividends	(65,500)	(25,503)	(7,385)
Other	(7,256)	(19,757)	(16,616)

Effect of exchange rate on cash and cash equivalents	1,001,522	456,577	438,631

Funds at the end of the financial year	25,421,865	9,688,554	7,616,502

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures for 2018.

Cash Flows from Operating Activities

2017 Compared to 2016

In 2017, operating activities provided Ps.7.0 billion of net cash, compared to Ps.294.3 million of net cash used in 2016. Net increase in loans amounted to Ps.10.1 billion in 2017, compared to an increase of Ps.5.1 billion in 2016. Net operating income from services increased to Ps.4.0 billion in 2017 from Ps.3.2  billion in 2016. Net increase in deposits amounted to Ps.17.6  billion in 2017, compared to a net increase of Ps.9.1 billion in 2016. Administrative expenses increase to Ps.7.5  billion in 2017, compared to Ps.5.3 billion in 2016. Our holding of marketable securities provided Ps.1.8  billion in 2017 compared to Ps. 948.0 million used in 2016.

2016 Compared to 2015

In 2016, operating activities used Ps.2.4 billion of net cash, compared to Ps.2.3 billion of net cash provided in 2015. Net increase in loans increased to Ps.6.7 billion in 2016 from Ps.683.9 million in 2015. Net operating income from services increased to Ps.2.2 billion in 2016 from Ps.1.8 billion in 2015. Net increase in deposits increased to Ps.9.1 billion in 2016 from Ps.4.6 billion in 2015. Administrative expenses increased to Ps.4.9 billion in 2016 compared to Ps.3.4 billion in 2015 and our holding of marketable securities used Ps.918.4 million in 2016 from Ps.787.8 million provided in 2015.

Cash Flows from Investing Activities

2017 Compared to 2016

In 2017, we used Ps.4.1 million of net cash in our investing activities, compared to Ps.477.0 million of net cash used in 2016. In 2017, funds used in investing activities were partially offset by the sale of four office units and parking spaces located at Avenida L. N. Alem 1035, the sale of a non-core property for Ps.30.2 million and, to a lesser extent, the sale of Cordial Microfinanzas in the first quarter of 2017. While in 2016, funds used in investing activities were mainly explained by the acquisition at market price all of the properties from the financial trust, given their franchise value, for a total amount of Ps.329.8 million.

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

Cash Flows from Financing Activities

2017 Compared to 2016

In 2017, net cash provided by financing activities totaled Ps.11.9 billion compared to Ps.2.4 billion of net cash provided for financing activities in 2016.

In 2017, funds used to make payments under unsubordinated negotiable obligations totaled Ps.5.3 billion due to the placement of the Ps.4,768,170,000 global bond, compared to Ps.371.1 million used for financing activities in 2016. Funds used to make payments under subordinated negotiable obligations totaled Ps.1.1 billion in 2017, compared to Ps.123.8 million used for financing activities in 2016. Funds borrowed from foreign financial institutions to increase our financing with respect to foreign exchange related loans totaled Ps.1.9 million in 2017, compared to Ps.1.1  million used in 2016.

2016 Compared to 2015

In 2016, net cash provided by financing activities totaled Ps.2.4 billion compared to Ps.870.7 million of net cash provided for financing activities in 2015. In 2016, funds used to make payments on our unsubordinated negotiable obligations totaled Ps.371.1 million compared to Ps.638.7 million that were used for financing activities in 2015; we used Ps.123.8 million to make payments under subordinated negotiable obligations compared to Ps.74.7 million used for financing activities in 2015; and funds used by banks and international entities totaled Ps.1.1 billion compared to Ps.330.7 million provided in 2015.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(in thousands of Pesos)
From the non-financial public sector	6,171,661	2,587,253	1,182,559
% of deposits	10.9%	7.2%	5.0%
From the financial sector	15,702	9,326	250,981
% of deposits	0.0%	0.0%	1.1%
From the non-financial private sector and foreign residents
Checking accounts	5,679,805	4,361,405	3,042,376
% of deposits	10.1%	12.1%	12.8%
Savings accounts	18,239,186	10,783,229	6,465,123
% of deposits	32.3%	30.0%	27.3%
Special checking accounts	11,339,808	2,422,708	1,288,573
% of deposits	20.1%	6.7%	5.4%
Time deposits	13,014,886	11,677,322	10,034,025
% of deposits	23.0%	32.5%	42.3%
Investment accounts	255,000	375,000	664,900
% of deposits	0.5%	1.0%	2.8%
Others	1,328,837	3,510,701	567,477
% of deposits	2.4%	9.8%	2.4%
Interest and differences in exchange rates payable	442,142	170,920	220,563
% of deposits	0.8%	0.5%	0.9%
Total	56,487,027	35,897,864	23,716,577

2017 Compared to 2016

Total deposits increased 57.4% in 2017. The Bank’s deposits from the non-financial public sector increased 138.5% to represent 11% of our total deposits as of December 31, 2017. As of December 31, 2017, CCF had deposits of Ps.704.8 million.

As a result of the importance of our sizeable deposit network franchise, retail branch deposits plus senior citizen deposits continued to represent a high share of total deposits. As of December 31, 2017, retail branch deposits plus senior citizen deposits represented 53.8% of total deposits compared to 59.6% as of December 31, 2016.

Total deposits from the private sector increased 51.0% in 2017, above the 26.7% increase in deposits from the private sector in the Argentine financial system as a whole in 2017. Private sector deposits in savings accounts, time deposits, checking accounts and special checking accounts increased 69.1%, 11.5%, 30.2% and 368.1% respectively, in 2017.

As of December 31, 2017, savings accounts denominated in Pesos, which represented 68% of total savings accounts (excluding special checking accounts) increased 67.4% when compared to savings accounts denominated in Pesos as of December 31, 2016. The remaining 32% was represented by U.S. dollar-denominated savings accounts, which increased 73.7% when compared to savings accounts denominated in U.S. dollars.

2016 Compared to 2015

Total deposits increased 51.4% in 2016 accompanying higher loan origination due to the capital deployment after the IPO. The Bank’s deposits from the non-financial public sector increased 118.8%, to represent 7.2% of our total deposits as of December 31, 2016.

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

The performance in private sector deposits was due to (i) 179.2% increase in sight deposits denominated in U.S. dollars, mainly resulting from the first tranche of the Tax Amnesty Program which totaled the equivalent amount of Ps.2.7 billion as of December 2016, or near U.S.$170 million, compared to Ps.90 million, or U.S.$6 million as of September 2016, (ii) 70.3%, or Ps.5.5 billion increase in savings accounts, (iii) 43.4%, or Ps.1.3 billion in checking accounts, and (iv) 16.4%, or Ps.1.6 billion in time deposits.

As of December 31, 2016, savings accounts denominated in Ps., which represent 78% of total savings accounts, increased 45.8% compared to 2015. The remaining 22% was represented by U.S. dollar denominated savings accounts, which increased 239.4%.

Securitization Transactions

In 2017, the Bank and CCF transferred loans to securitization trusts in an aggregate amount of Ps.2.5 billion and these trusts issued trust securities for an aggregate amount of Ps.2.5 billion. As of December 31, 2017, CCF and the Bank held shares in trusts through senior debt securities and certificates of participation for Ps.45.1 million and Ps.466.6 million, respectively.

As a result of these securitizations, CCF and the Bank retained interests in the trusts through senior bonds and participation certificates in the amount of Ps.45.1 million and Ps.466.6 million as of December 31, 2017, respectively. CCF and the Bank retained interests in the trusts through senior bonds, subordinated bonds and participation certificates in the amount of Ps.100.6 million, Ps.0 million and Ps.530.6 million as of December 31, 2016 and Ps.509.7 million, Ps.36.3 million and Ps.707.0 million as of December 31, 2015, respectively.

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

Financings

Grupo Supervielle - Global Corporate Notes

At our ordinary and extraordinary shareholders’ meeting held on April 19, 2016, our shareholders  approved the creation of a new global notes program for the issuance of short, medium and/or long-term notes of up to a total outstanding amount of Ps. 1,000,000,000 (or its equivalent in other currencies).

As of December 31, 2017, Grupo Supervielle had one series of notes outstanding under its short, medium and/or long-term global notes program. This series was our Series XIII Peso-denominated notes due January 31, 2019.  These notes were issued on January 31, 2014 in the aggregate principal amount of Ps. 23.1 million.  The Series XIII notes earn interest at a floating rate of BADLAR — Private Banks plus 6.25%.  As of December 31, 2017, Ps.22.9 million was outstanding under the notes.

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

On October 12, 2016, the Bank issued unsubordinated “Series VI” notes in an aggregate principal amount of Ps.422.0 million at a floating rate of BADLAR — Private Banks plus 3.50% that were repaid in October 2017.

Bank — Foreign currency-denominated Notes

On November 11, 2010, the Bank issued 11.375% U.S.$50 million “Series I” subordinated notes due November 11, 2017. Interest payments on the Series I notes are payable twice a year. These notes are governed by New York law. On November 13, 2017, the notes matured and were repaid in full.

On August 20, 2013, the Bank issued 7.0% U.S.$22.5 million “Series III” subordinated notes due August 20, 2020. Interest payments on the Series III notes are payable biannually and payments commenced on February 20, 2014. These notes are governed by Argentine law. As of December 31, 2017, the Series III notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps.431.7 million.

On November 18, 2014, the Bank issued 7.0% U.S.$13.4 million “Series IV” subordinated notes due November 18, 2021. Interest payments on the Series IV notes are payable biannually and payments commenced on May 18, 2015. These notes are governed by Argentine law. As of December 31, 2017, the Series IV notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps.254.2 million.

On November 15, 2016, the Bank issued 3.5% Ps.269.1 million “Series VII” unsubordinated notes due November 17, 2017. Interest payments on the Series VII notes are payable biannually and payments commenced on February 17, 2017. These notes are governed by Argentine law. On November 17, 2017, the notes matured and were repaid in full.

Global Program for the Issuance of Medium Term Securities for up to U.S.$2.3 billion (previously, U.S.$800 million)

On September 22, 2016, the Bank’s general ordinary and extraordinary shareholders’ meeting approved the creation of a global program for the issuance of notes for an outstanding maximum amount of U.S.$800,000,000. The program was authorized by the CNV on November 24, 2016, through Resolution No. 18,376.

On November 23, 2016, the Bank issued Series “A” notes issued for Ps. 4.8 billion at a BADLAR plus 450 basis points interest rate due 2020, with interest payable on a quarterly basis. As of December 31, 2017, the abovementioned notes were recorded in the “Other receivables from financial transactions — Unsubordinated Notes” line item in an amount of Ps.4.7 billion.

On November 29, 2017, the Bank issued Series “B” notes issued for Ps.629.0 million at a TM20 plus 325 basis points interest rate due 2019, with interest payable on a quarterly basis. As of December 31, 2017, the abovementioned notes were recorded in the “Other receivables from financial transactions — Unsubordinated Notes” line item in an amount of Ps.625.3 million.

On November 29, 2017, the Bank issued Series “C” notes issued for Ps.659.7 million at a BADLAR plus 425 basis points interest rate due 2021, with interest payable on a quarterly basis. As of December 31, 2017, the abovementioned notes were recorded in the “Other receivables from financial transactions — Unsubordinated Notes” line item in an amount of Ps.655.8 million.

On February 14, 2018, the Bank issued two new series of notes under the program, in accordance with the following:

(i) “Series D” notes in an aggregate principal amount of Ps.748.9 million at a quarterly rate of BADLAR Private Banks Rate plus a nominal annual 3.50% due August 14, 2019. However, during the first interest payment period, the series D notes will pay a minimum annual interest rate of 26.75%.

(ii) “Series E” notes in an aggregate principal amount of Ps.1.6 billion at a quarterly interest rate of BADLAR Private Banks Rate plus a nominal annual 4.05% due February 14, 2023. However, during the first, second, and third interest payment periods, the series E notes will pay a minimum annual interest rate of 26.25%.

On March 6, 2018, the Bank’s shareholders’ meeting resolved, among other things, to increase the amount of the program from U.S.$800.0 million (or its equivalent in other currencies) to U.S.$2.3 billion (or its equivalent in other currencies) and to modify the program’s general terms and conditions to allow specifically for the issuance within its framework of series of notes denominated in UVI or in UVA.

Bank - Foreign Trade Programs

On April 25, 2007, we entered into a trade facility with the IFC for a maximum amount of U.S.$10 million, which entitles us to request IFC guarantees to secure certain of our trade-related obligations and trade-related obligations of third parties, such as stand-by letters of credit. In May 2014, the amount under the facility was increased to U.S.$20 million and in November 2015 it was increased again to U.S.$30 million. As of December 31, 2017, our obligations, including principal and interests, under this facility totaled U.S.$19.3 million.

In addition, on May 27, 2009, we entered into an Issuing Bank Agreement and a Confirming Bank Agreement with the Inter-American Development Bank, under the IDB’s Trade Finance Facilitation Program for a maximum amount of U.S.$10 million. Pursuant to these agreements, we may request IDB credit guarantees and confirm IDB credit guarantees received by third parties. In September 2012, the amount under the facility was increased to U.S.$15 million. Our aggregate current exposure under the facilities may not exceed U.S.$15 million, which will be used to cover the risks inherent in the confirmation of letters of credit, promissory notes, bid performance bonds and other similar instruments used in foreign trade operations. As of December 31, 2017, there were no operations with coverage of the IDB under the Issuing Bank Agreement.

Obligations under the Issuing Bank Agreement and the Confirming Bank Agreement include the preparation of reports at regular intervals and abiding by certain financial ratios related to solvency, credit risk, restricted assets, and exposure to foreign currency and interest rate risk.

CCF — Notes

As of December 31, 2017, CCF had the following series of notes outstanding under its Ps.500 million Global Program:

	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of December 31, 2017 (in thousands of Pesos)	Rate	Maturity date
Series XI	October 25, 2016	Pesos	200,000,000	200,000	Floating + 3.57% (BADLAR Private Banks)	April 25, 2018
Series XIII	December 23, 2016	Pesos	151,428,571	151,429	Floating + 4% (BADLAR Private Banks Rate)	June 23, 2018

	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of December 31, 2017 (in thousands of Pesos)	Rate	Maturity date
Series XIV	May 11, 2017	Pesos	558,000,000	555,396	Floating + 3.50% (BADLAR - Private Banks)	May 11, 2019
Series XV	August 24, 2017	Pesos	413,500,000	411,410	Floating + 3.75% (BADLAR - Private Banks)	February 23, 2019
Series XVI	November 22, 2017	Pesos	535,500,000	532,308	Floating + 4.25% (TM20)	November 22, 2019

As of December 31, 2017, we held in our portfolio negotiable obligations: (i) Class XI issued by CCF for the amount of Ps.200 million, (ii) Class XIII issued by CCF for the amount of Ps.151.4 million, (iii) Class XIV issued by CCF for the amount of Ps.555.4 million, (iv) Class XV issued by CCF for the amount of Ps.411.4 million and (v) Class XVI issued by CCF for the amount of Ps.532.3 million.

As of December 31, 2017, outstanding unsubordinated negotiable obligations of CCF totaled Ps.1.9  billion.

CCF — Syndicated Loans

On June 22, 2015, CCF entered into a loan contract called “Syndicated Loan IV” with the banks set forth in the table below for Ps.110.0 million bearing interest at a floating rate of BADLAR — Private Banks + 5.5 basis points. The loan was paid in December 12, 2016, after 12 installments. Interest payments are made monthly. Banco de Servicios y Transacciones S.A. is administrative agent under this loan.

Bank	Share of Syndicated Loan (Pesos)
Banco de Servicios y Transacciones S.A.	22,500,000
Banco de la Ciudad de Buenos Aires	30,000,000
BACS Banco de Crédito y Securitización S.A.	20,000,000
Banco Mariva S.A.	15,000,000
Banco Industrial S.A.	10,000,000
Banco Sáenz	7,500,000
Banco Meridian S.A.	5,000,000

On May 18, 2016, CCF entered into a loan contract called “Syndicated Loan V” with the banks set forth in the table below for Ps.335.0 million bearing interest at a floating rate of BADLAR — Private Banks + 5.5 basis points. On April 3, 2017, the loan was repaid in full. Banco Santander Río S.A. was administrative agent under this loan.

Bank	Share of Syndicated Loan (Pesos)
Banco Santander Río S.A	100,000,000
Banco de la Pampa S.E.M.	15,000,000
Banco de la Provincia de Córdoba S.A.	30,000,000
Banco Hipotecario S.A.	60,000,000
BACS Banco de Crédito y Securitización S.A.	30,000,000
Banco de San Juan S.A	20,000,000
Banco Macro S.A.	100,000,000

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Year ended December 31,
	2017		2016		2015
	(in thousands of Pesos, except percentages)
Shareholders’ equity	15,144,798		6,931,551		2,373,710
Average shareholders’ equity(1)	9,580,785		4,986,499		2,094,750
Shareholders’ equity as a percentage of total assets	16.1%		13.0%		7.2%
Average shareholders’ equity as a percentage of average total assets	13.8%		12.0%		7.8%
Total liabilities as a multiple of total shareholders’ equity	5.2	x	6.7	x	12.9	x
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	15.8%		12.6%		6.5%

(1)         Calculated on a daily basis.

(2)         Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and CCF’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	As of December 31,
Total Capital	2017	2016	2015
Tier 1 Capital
Paid in share capital common stock	744,386	638,283	456,140
Share premiums	4,647,818	2,058,921	8,064
Disclosed reserves and retained earnings	3,173,755	2,248,406	1,630,958
Non-controlling interests	78,582	32,743	14,199
100% of results	1,088,388	531,223	358,898
50% of positive results	170,170	197,063	129,275
Sub-Total: Gross Tier I Capital	9,903,099	5,706,639	2,597,534
Deduct:
All Intangibles	312,589	281,112	249,375
Pending items	40,798	30,693	23,488
Other deductions	32,805	26,866	18,790
Total Deductions	386,192	338,671	291,653
Sub-Total: Tier I Capital	9,516,907	5,367,968	2,305,881
Tier 2 Capital
General provisions/general loan-loss reserves 50%	588,073	389,142	221,563
Subordinated term debt	325,183	389,743	441,116
Sub-Total: Tier 2 Capital	913,256	778,885	662,679
Total Capital	10,430,163	6,146,853	2,968,560
Credit Risk weighted assets(1)	60,939,300	39,678,311	25,248,691
Risk weighted assets(2)	75,301,392	49,168,958	34,314,613
Tier 1 Capital / Risk weighted assets	12.6%	10.9%	6.7%
Regulatory Capital / Risk weighted assets	13.9%	12.5%	8.7%

(1)         Credit risk weighted assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operational risk.

(2)         Risk weighted assets is calculated by multiplying the operational risk and market risk by 12,5 and adding the credit risk weighted assets.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets.

We expect that capital expenditures in 2018 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

Item 5.C                   Research and Development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “Item 4.B Business Overview—Technology” in our 2016 Form 20-F.

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

A negative growth performance of the Brazilian economy (Brazil is Argentina’s main trade partner) may have a negative impact on Argentine exports and the overall level of economic and industrial activity (particularly with respect to the automotive industry). The international financial environment may also result in a devaluation of regional currencies and exchange rates, including the Peso, which would likely also cause volatility in Argentina.

Going forward, our ability to maintain positive nominal growth rates will remain a challenge for as long as the current level of foreign exchange controls and restrictions affecting capital flows remain in place.

Related to the Argentine Financial System

We expect that the financial system will continue growing, strongly supported by an increase of savings into bank deposits to be used for loans to the private sector, with positive real interest rates intended to encourage savings over consumption. These greater savings will be used mainly for loans to finance production and this will materially increase investment rates at country level which will allow a sustained long-term growth.

On December 17, 2015, the Central Bank repealed regulations related to interest rate ceilings for personal loans, pledge loans and credit card loans and minimum interest rates on time deposits. As of the date of this annual report, interest rates for personal loans, pledge loans and credit card loans and time deposits may be freely agreed upon among financial institutions and their customers. For more information, see “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Interest rate and fee regulations.”

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

Guidelines Towards Conversion to IFRS

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision.

According to such convergence process, IFRS have been adopted for the fiscal year beginning on January 1, 2018. IFRS transition date pursuant to IFRS 1 “First-time Adoption of IFRS” was scheduled for January 1, 2017.

In accordance with our consolidated financial statements as of December 31, 2017, the estimated effect that the conversion to IFRS will have on our reported equity is a decrease of approximately 4.8%. See Note 33 to our consolidated financial statements.

The figures shown in that note may be subject to change and may only be considered definitive when audited financial statements for fiscal year 2018 are released.

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

We also have off-balance sheet commercial commitments arising from our lease agreements for our administrative buildings and offices (including our headquarters), branches, senior citizens dedicated branches, sales and collection centers and storage properties. See “Stand-by Letters of Credit and Guarantees Granted” and “Commitments under Lease Agreements sections” in Item 5.F.

Item 5.F                    Contractual Obligations

The table below identifies the principal amounts of our main on-balance sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2017

	Amounts due by period(1)
	Maturity	Annual Interest Rate	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at December 31, 2017
	(in thousands of Pesos)
Deposits	2018-2019		60,796,603	373	—	—	60,796,976
Central Bank	2018		6,514	—	—	—	6,514
International banks and institutions			2,803,801	5,409	—	—	2,809,210
Short Term Financial Loans (U.S.$)	2016		2,803,801	5,409	—	—	2,809,210
Medium Term Financial Loans (U.S.$)	2017		—	—	—	—	—
Financing received from Argentine financial institutions			353,416	350,049	207,718	—	911,183
Short Term Financial Loans (Pesos)	2018	27.0%	131,719	—	—	—	131,719
Long Term Financial Loans (Pesos)	2014-2022	19.0%-27.0%	221,697	350,049	207,718	—	779,464
Unsubordinated corporate bonds			3,010,018	9,913,653	621,265	—	13,544,936
Negotiable Obligation (Pesos) Class XIII	2019	BADLAR + 6,25%	—	26,214	—	—	26,214
Negotiable Obligation (Pesos) Class VI	2018	BADLAR + 3.5%	534,885	—	—	—	534,885
Negotiable Obligation (Pesos) Class A	2020	BADLAR + 4.50%	1,323,167	6,754,733	—	—	8,077,900
Negotiable Obligation (Pesos) Class B	2019	BADLAR + 3.25%	166,685	795,685	—	—	962,370
Negotiable Obligation (Pesos) Class C	2021	BADLAR + 4.25%	181,431	583,276	621,265	—	1,385,972
Negotiable Obligation (Pesos) Class XI	2018	BADLAR + 3.57%	226,747	—	—	—	226,747
Negotiable Obligation (Pesos) Class XIII	2018	BADLAR + 4.00%	172,005	—	—	—	172,005
Negotiable Obligation (Pesos) Class XIV	2019	BADLAR + 3.50%	149,265	632,019	—	—	781,284
Negotiable Obligation (Pesos) Class XV	2019	BADLAR + 3.75%	111,645	441,641	—	—	553,286
Negotiable Obligation (Pesos) Class XVI	2019	BADLAR + 4.25%	144,189	680,085	—	—	824,274
Subordinated loan			47,889	518,330	270,253	—	836,473
	2017	Fixed 7%	47,889	518,330	270,253	—	836,473
Others			2,911,748	—	—	—	2,911,748
Total			69,929,990	10,787,814	1,099,236	—	81,817,040

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

The following table sets forth the maximum potential amount of future payments under stand-by letters of credit and financial guarantees.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total at December 31, 2017
	(in thousands of Pesos)

Guarantees	326,314	749,338	676	330,944	1,407,272
Stand-by letters of credit and acceptances	172,988	—	—	—	172,988
Total Off Balance Sheet	499,302	749,338	676	330,944	1,580,260

Commitments under Lease Agreements

Our commitments under our lease agreements are mainly rental payments. We can terminate lease agreements at any time at low or no cost at our option.

The following table sets forth the maximum potential amount of future payments under our lease agreements.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total As December 31, 2017
	(in thousands of Pesos)
Lease commitments	225,024	354,493	98,370	45,620	723,507
Total commercial commitments	225,024	354,493	98,370	45,620	723,507

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

Directors and their alternates, if any, are appointed for a term of two years by our shareholders during the annual ordinary shareholders’ meeting. Directors may be reelected. Alternate directors replace directors in the order in which they were elected. Our Board of Directors is currently composed of eight members, half of whom are elected annually in staggered elections. Pursuant to section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed. See “Description of Bylaws and Capital Stock—Election of Directors.”

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 24, 2018, in accordance with Article Nine of our bylaws as amended at the extraordinary shareholders’ meeting held on October 7, 2015, and as described in “Description of Bylaws and Capital Stock—Election of Directors.” The amendment to Article Nine of our bylaws was approved by means of Resolution No.18,024 of the CNV, and registered with the IGJ on July 5, 2016.

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

The following table sets forth the composition of our Board of Directors as of the date of this annual report:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(3)	Occupation	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008(2)	December 31, 2018	Business Management	December 13, 1956
Jorge Oscar Ramírez	First Vice-Chairman of the Board	April 15, 2011	December 31, 2018	Certified Public Accountant	June 26, 1961
Emérico Alejandro Stengel	Second Vice-Chairman of the Board	July 13, 2010	December 31, 2019	Industrial Engineer	December 17, 1962
Laurence Nicole Mengin de Loyer	Director	March 23, 2010	December 31, 2019	Business Management	May 5, 1968
Atilio Dell’Oro Maini	Director	September 28, 2011	December 31, 2018	Lawyer	February 13, 1956
Richard Guy Gluzman	Director	April 15, 2011	December 31, 2018	Business Management	July 11, 1953
María Gabriela Macagni	Director	October 7, 2015	December 31, 2019	Chemical Engineer	January 13, 1964
Jorge Luis Mocetti	Director	April 27, 2017	December 31, 2019	Lawyer	September 28, 1960

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

There are no family relationships between the abovementioned current members of our Board of Directors.

The following are academic and professional backgrounds of the members of the board. The business address of each of the members of the Board is Bartolomé Mitre 434, 5th floor, Buenos Aires, Argentina.

Julio Patricio Supervielle received a degree in Business Administration from Universidad Católica Argentina and holds a master’s degree from The Wharton School of the University of Pennsylvania. He attended the Global CEO Program organized by Wharton, IESE and CEIBS. He joined the family business in the year 1986 where he held several positions at Banco Banex S.A., including: General Manager, Director, and Chairman. He currently serves as Chief Executive Officer of Grupo Supervielle; Chairman of the Boards of Directors of Grupo Supervielle, Banco Supervielle, CCF and Tarjeta.

Jorge Oscar Ramírez is a certified public accountant, with a degree from the Universidad de Buenos Aires. He also holds an Executive Management Program degree (PADE) from ESE, the Business School of the Universidad de Los Andes, in Santiago, Chile. From 1981 to 1985, he worked in the International Capital Markets division of Banco Nacional de Desarrollo in Argentina (National Development Bank). He subsequently joined the First National Bank of Boston (later BankBoston) where he served as a lending officer and team leader in the Corporate Banking Division (1985 1989), then as an Investment Banking Officer, Senior Investment Banker and Managing Director of Boston Investment Group (BIGSA), the investment banking arm of First National Bank of Boston (1989 1995). From 1995 to 1997 he served as the Country Manager for First National Bank of Boston in Uruguay, and at the end of 1997, he served in the same capacity in Chile. In late 2000, he assumed regional responsibilities as Regional President for the Andean Region which included Chile, Peru, Colombia and Panama. In 2003, he returned to Argentina as CEO of BankBoston. In 2004, he assumed Regional responsibilities as Regional President for Argentina and Uruguay. Mr. Ramirez left BankBoston in December 2005 after the announcement of its sale to Standard Bank of South Africa. From May 2006 to January 2011, he was a partner of Prisma Investment S.A., a financial advisory firm in Argentina. He served on the Board of Directors of Alpargatas SAIC, the Argentine subsidiary of Alpargatas Brazil; of ALICO, the life insurance subsidiary in Argentina of AIG, later sold to Metlife, and of Sigdopack Argentina, a subsidiary of the Chilean Sigdo Koppers Group. He is also a founding partner of Fondos Online (fol.cl), an online brokerage house in Chile founded in 2009. He is currently First Vice-Chairman of the Boards of Directors of Banco Supervielle and Grupo Supervielle, Chairman of the Board of Directors of Supervielle Seguros, Vice-Chairman of the Board of Directors of Espacio Cordial and a member of the Board of Directors of CCF.

Emérico Alejandro Stengel obtained his degree in industrial engineering from Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. He served as corporate banking officer at Citibank and Banco Santander. Subsequently, he became Partner of Booz Allen Hamilton, a global management consultancy, where he worked with multinacional and large corporations locally, in Latin America, the United States and Europe on strategy, corporate governance, organization and operations. He led several strategic integration and operations enhancement projects in the financial services industry. Later he was appointed CEO of Los Grobo Agropecuaria, a leading agribusiness company that won the National Quality Award under his office. In 2010 he joined the Board of Directors of Grupo Supervielle and currently serves as Second Vice-Chairman of Grupo Supervielle and the Bank; Chairman of Sofital S.A.F. e I.I. and Espacio Cordial, First Vice-Chairman of CCF and Vice-Chairman of Supervielle Seguros and Tarjeta.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers and Aquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2008, as a result of her move to Argentina, she volunteered as Vice-President and Treasurer of a not-for-profit organization dedicated to integrating newly-arrived foreigners to Argentina. In 2009, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She currently serves as a Director of Grupo Supervielle.

Atilio Dell-Oro Maini is a lawyer, with degrees in Political Science and Agricultural Production. In 1984, he joined the law firm Cárdenas, Cassagne & Asociados and was made Partner in 1990. He worked in New York City as a Foreign Associate at the law firm White & Case in 1987 and Simpson, Thatcher & Bartlett from 1988-1989. In 1997, he worked at the London-based global law firm Linklaters & Paines. He also completed the Program of Instruction for Lawyers at Harvard Law School. In 2003, he joined the law firm Cabanellas • Etchebarne • Kelly as a Senior Partner of the Banking and Capital Markets divisions. He has extensive experience advising banks and other financial entities, corporations and governments with respect to all types of international and domestic banking and financial transactions. He is a Professor at the Master’s in Business Law program at Universidad de San Andrés, as well as a member of the Bar Association of the city of Buenos Aires. As of the date of this annual report, he serves as a member of the Boards of Directors of Banco Supervielle, Grupo Supervielle and Tarjeta, and Vice-Chairman of the Boards of Directors of Sofital, CCF and Espacio Cordial.

Richard Guy Gluzman received a degree in Law from Nanterre University in Paris and a master’s degree in Business Administration from the ESSEC University in Paris. From 1978 to 1995, he worked in France holding various managerial positions in several technological companies (Burroughs S.A., Digital Equipment Corporation, Wang S.A. and JBA S.A.). His career in Argentina started in 1995, when he joined Coming S.A. (France Telecom & Perez Companc Group) as General Manager until 1997. From 1997 through 1999, he served as a member of Globalstar S.A.’s Board of Directors. From 1998 through 2000, he was at the helm of Diveo Broadband Networks S.A. as General Manager and then, from 2000 to 2006, he was a Director of Pegasus Capital, a private equity fund. As of the date of this annual report, he serves as Independent Director of Grupo Supervielle. In previous years he served as First Vice-Chairman of the boards of directors of the Bank, CCF and as Vice-Chairman of the Board of Directors of Tarjeta, Sofital and Viñas del Monte.

María Gabriela Macagni graduated with a degree in chemical engineering from Instituto Tecnológico de Buenos Aires (ITBA) and received postgraduate specialization in business management at Harvard Business School and Stanford Business School. She began her career as a consultant for Accenture. Subsequently, she joined Citibank Argentina where she worked as an Investment Banking officer and was responsible for the structuring of both local and international debt issue transactions. Beginning in 2002, she led the Corporate Bank Restructuring Unit. Afterwards, she joined the Board of Citibank Argentina, supervising Strategic Planning and Business Development areas. Since late 2011, she has served as a Director of Endeavor Argentina, an organization supporting high impact entrepreneurs in scaling their businesses, both in Argentina and globally. She is also a member of the Graduate Council at ITBA. In 2015, she was appointed Director of Grupo Supervielle.

Jorge Luis Mocetti graduated as a lawyer from Universidad de Buenos Aires’ Law School. He also attended the Executive Human Recources Program organized by Stephen Ross School at Michigan University (Ann Arbor) and other Executive Programs at Duke University and Ashridge UK. He held Senior business and Human Rescources positions at The Nielsen Company, both in Latin America and Europe, as Country Manager, Senior Vice-President and Director. He also held director positions at Scotiabank and Telecom Argentina. He is a member of the Executive Committee of Axion Energy. He is a lecturer for postgraduate courses at Universidad de San Andrés. He currently serves as a Director of Grupo Supervielle S.A

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Section 274 of the Argentine Corporate Law, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for breaching any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty:  (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the Board of Directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of Law No. 26,831. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. The Board of Directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve with the report of two independent evaluating firms that shall have informed about the same matter and about the other terms of the transaction. The Board of Directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the Board of Directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a breach of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance to the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the Board of Directors with the favorable opinion of the audit committee or the two evaluating firms or if the transaction has been approved by the ordinary shareholders’ meeting without the decisive vote of the shareholder in respect of which the condition of a related party is met or has an interest in the act or contract at issue.

Causes of action may be initiated against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may start the action on behalf and on the company’s account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of the company’s capital stock.

Except in the event of a mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à-vis the company, provided that shareholders representing at least 5% of the company’s capital stock do not object and provided further that such liability does not result from a breach of law or the company’s bylaws.

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

Incentive-based Retirement Plan for Senior Management and Directors

In December 2016, Grupo Supervielle approved an incentive-based retirement plan, which replaced certain existing compensation mechanisms. Members of our senior management and Board of Directors will be entitled to receive cash payments over time under the plan if certain performance targets are met. 50% of the funds contributed by us to the plan will be released to individual plan accounts once the performance targets have been met, subject to compliance with waiting periods mandated by Argentine legislation. The remaining 50% will vest after an additional twelve-month waiting period. We will monitor the eligibility and participation of the members as the program develops and expect to contribute approximately U.S.$3.6 million per year to the program. The program was approved for a one-year period and can be cancelled or renewed every year.

The initial program covered up to 70 members of Supervielle’s senior management team and Board of Directors. In 2018, this program was renewed for another one-year period. The program currently covers up to 90 members of our senior management and Board of Directors.

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV Rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent.”  At present, Julio Patricio Supervielle, Jorge Oscar Ramirez, Atilio Dell’Oro Maini and Emérico Alejandro Stengel and are non-independent, whereas Richard Guy Gluzman, Laurence Nicole Mengin de Loyer, María Gabriela Macagni and Jorge Mocetti are independent members of our board according to the criteria established by the CNV. See “Audit Committee” for further details about independence requirements of the members of our Audit Committee.

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

Officers

Our management is comprised of our CEO, Julio Patricio Supervielle, who reports to the Board of Directors, our Chief Operating Officer (“COO”), José Luis Panero, who is in charge of ensuring that the different companies in the group function in a coordinated manner, with synergy and efficiency, applying the strategic guidelines defined for each business unit, and our chief financial officer (“CFO”), Alejandra Naughton, who is in charge of the financial and accounting division. Both report to the CEO. Also our Chief of Legal Affairs and AML, Sergio Gabai, our Chief Credit Officer, Pablo Di Salvo, who is in charge of our global credit division, our Chief of Human Resources, Santiago Batlle, our Chief of IT and Operations, Marcelo Vivanco and our Chief of Central Services & Supply Management, Claudia Andretto all of them reporting to the COO,

Also reporting to the Board of Directors are the CRO, Javier Conigliaro, and the Internal Audit Manager, Leandro Conti.

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956
José Luis Panero	Chief Operating Officer	Economics	December 29, 1964
Alejandra Naughton	Chief Financial Officer	Economics	September 22, 1962
Sergio Gabai	Chief of Legal Affairs and AML	Lawyer	April 26, 1967
Javier Conigliaro	Chief Risk Officer	Economist	November 16, 1964

Pablo Di Salvo	Chief Credit Officer	Business Administration	June 19, 1964
Santiago Batlle	Chief of Human Resources	Lawyer	April 16, 1973
Marcelo Vivanco	Chief Officer of Technology & Operations	Psychology and System Analysis	January 9, 1962
Claudia Andretto	Chief of Central Services & Supply Management	Economist	May 8, 1960

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

The COO of Grupo Supervielle reports to the CEO and Chairman of Grupo Supervielle. His main responsibility is to ensure sustainable results in each of the companies of Grupo Supervielle as well as synergies and efficiencies inside the company.  He is responsible for encouraging and coaching the CEO’s of each of our companies in order to pursue each of the strategic and business plans.  As part of his role, the COO is responsible for the coordination of the different group support functions in order to guarantee not only cost efficiency but also alignment to group strategy.

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

The Chief of Legal Affairs and AML is in charge of ensuring that each of our businesses complies with internal policies and procedures within the legal framework established by regulatory authorities and with the applicable contractual requirements. In addition, the Chief of Legal Affairs and AML provides legal advice to Grupo Supervielle and each of its subsidiaries regarding business development, the prevention of legal risk and conflict resolution.

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

The following are academic and professional backgrounds of our management members:

José Luis Panero has been appointed Chief Operating Officer (COO) in June 2016. He previously was the Bank’s Chief Executive Officer since April 2009. He received a degree in Economics from Universidad Nacional de Córdoba and a Master’s degree in Finance awarded by CEMA. In 2009, he also completed the General Manager Program (GMP 7) at Harvard Business School. From 1988 through 2002 he held several positions at Banco Suquía, including Planning and Capital Markets Manager. From 2002 through 2007, he worked at Banco Banex as Financial Manager and since the merger with the Bank Mr. Panero served as Head of the Finance and Capital Markets department until April 2009 and Deputy CEO from 2006 to 2009. He is currently a member of the Boards of Directors of Banco Supervielle, CCF, Sofital and Supervielle Seguros.

Alejandra Naughton has been Chief Financial Officer of Grupo Supervielle since September 2011. She holds a degree in Economics from the Universidad de Buenos Aires and a post graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she was awarded the Expert in Finance and Management Accounting and Expert in Corporate Governance degrees; at the Federal Reserve Bank of New York where she was conferred the Expert in Management and Operations degree and at the International Monetary Fund where she was awarded the Expert in Safeguards Assessment degree. From 1994 to 2007 she served on the Central Bank’s staff in several senior positions, including that of Deputy General Manager (2003 to 2007) and Argentine Representative to the Governance Network at the Basle based Bank for International Settlements (Switzerland). During the years 2007 and 2008 she worked as a Consultant to the International Monetary Fund. As of the date of this annual report, she is also Chief Finance Officer at the Bank. She also acts as alternate director of ByMA.

Sergio Gabai has been Chief of Legal Affairs and AML of Grupo Supervielle since May 2012. A graduate of the Universidad de Buenos Aires as an Attorney-at-Law, he also holds a Master’s degree in Economics and Insurance Law from the Universidad Católica Argentina and a Ph.D. in Management from University of Navarra’s IESE Business School. He attended the Management Program for Lawyers at Yale University and participated of the Effective Leadership Program at Universidad Austral — IAE. He also attended the Innovation Program at Universidad de San Andrés and the Finance and Operative Efficiency Program at Wharton School. From 1998 through 2000, he was the Legal Affairs Assistant Manager at Bank Boston. From 2000 through 2007 he was in charge of BBVA Banco Francés Legal Services for the Banking Business Department. He also serves as Director of SAM, and as Alternate Syndic for Sofital, Tarjeta and Supervielle Seguros.

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

Pablo Di Salvo was appointed as Chief Credit Officer at Grupo Supervielle in September 2017. He received a degree in business administration from the Universidad Católica Argentina, and attended the Executive Development Program at Universidad Austral Business School. He held positions in credit risk at Banco Itaú Argentina and served as Credit Risk Manager at Banco Supervielle. He has worked in various positions with BankBoston Argentina, both in the credit risk and commercial teams, including Latam Credit Risk Manager and Corporate Team Leader. From 2003 to 2008, he was Head of Credit Risk at BankBoston Chile. He also held positions as Credit Risk Manager at American Express Argentina. He has over 30 year of experience in the financial services industry.

Santiago Enrique Batlle graduated from Universidad Católica de La Plata as an Attorney at Law and received his Master’s degree in Business Administration Management from the School of Business and Management at IAE Universidad Austral. He also received a postgraduate degree in Human Resources from Universidad Argentina de la Empresa. He participated in the Senior Management Program at IAE Universidad Austral and other programs at Stanford, London Business School and Michigan University. From July 2000 to 2004, he served as Labor Relations

Manager at Bank Boston NA, and from 2005 to March 2007 he served as their Human Resources Executive Director. From April 2007 to December 2010, he was Human Resources Executive Director at Standard Bank Argentina. He has served as Human Resources Head of Grupo Supervielle and Banco Supervielle since February 2011. He was appointed an alternate director of the Boards of Directors of Banco Supervielle and CCF. Such designations are pending of authorization by the Central Bank in agreement with Communication “A” 6304 of such regulator.

Marcelo Vivanco has been the Chief of IT and Operations since February 2017 and prior to his appointment, he has been the Chief of IT since September 2016. He obtained an MBA from the Universidad del Salvador, a degree in System Analysis from Universidad CAECE and a degree in Psychology. He served as Director of Systems and Technology at Lojack Corporation and as Chief Technology Officer at Banco Comafi and La Ley Editorial (Thompson Group). At Banco Santander Río and Banco Galicia he served as Development Manager.

Claudia Andretto has been the Chief of Central Services and Supply Management since Februrary 2017. Previously she served as Head of Operations since 2008. She holds a degree in Economics from the Universidad de Buenos Aires and participated on the Advanced Regional Management and Leadership Program at IAE. From 1982 through 1994, she worked at Banco Roca where she led the Organization and Methods Department. From 1994 through 1998, she worked at Exprinter Banco S.A. From 1999 through 2001, she worked at Banco San Luis as Product Leader. In 2001, she took office as Banco Banex Organization Manager and remained in that position until 2007. After the merger with the Bank, she continued heading the same department at the Bank until 2008, when she was appointed Head of Operations.

For the biography of Mr. Julio Patricio Supervielle see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2018.

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

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary and extraordinary shareholders’ meeting held on April 24, 2018. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent.

Name	Office	Beginning Date of Office	Profession	Date of Birth
Enrique José Barreiro	Syndic	June 8, 2009	Public Accountant	December 5, 1945
Carlos Alberto Asato	Syndic	June 8, 2009	Public Accountant	January 15, 1948

Valeria Del Bono Lonardi	Syndic	April 24, 2018	Lawyer	September 6, 1965
Carlos Enrique Lose	Alternate Syndic	June 8, 2009	Public Accountant	October 2,1943
Roberto Aníbal Boggiano	Alternate Syndic	June 8, 2009	Public Accountant	September 1,1955
Carlos Alfredo Ojeda	Alternate Syndic	May 17, 2010	Public Accountant	January 15,1944

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro. He received a degree in Public Accounting from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant for five years. From June 2000 through June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as Syndic of Grupo Supervielle, the Bank, CCF, Tarjeta, Espacio Cordial, Sofital S.A.F.e I.I. and Supervielle Seguros S.A.

Carlos Alberto Asato. He graduated from Universidad de Buenos Aires’s School of Economic Sciences as a Public Accountant. From October 1969 to March 1998, he held several positions at Banco Quilmes, including Department Head. Since 1983, he has been managing his own accounting and tax consultancy firm, Carlos Asato y Asociados. He also renders services as an external consultant in finance, tax and costs to Estudio Bruno Matarazzo y Asociados S.A. He is also a lecturer for the Public Accounting, Administration and Foreign Trade programs at Universidad del Museo Social Argentino. He currently serves as Syndic of Grupo Supervielle, the Bank and Sofital S.A.F. e I.I.

Valeria Del Bono Lonardi. She is a lawyer from from Universidad de Buenos Aires’ Law School (1994), and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmaticalness of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro.

Carlos Enrique Lose. He received a degree of Public Accountant from the Universidad de Buenos Aires’ School of Economics. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle, CCF and Espacio Cordial.

Roberto Aníbal Boggiano. He is a public accountant graduated from the Universidad de Buenos Aires’ School of Economics. He attended post-graduate seminars on planning and corporate taxation. Mr. Boggiano has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He was also an Alternate Syndic of Fiorito Factoring S.A. He currently serves as an Alternate Syndic of Grupo Supervielle and the Bank.

Carlos Alfredo Ojeda. He is a public accountant who graduated from the Universidad de Buenos Aires’ School of Economics. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Peru. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría — Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as an Alternate Syndic for Grupo Supervielle.

Pursuant to Article 13 ter of our bylaws, and according to the provisions of Section 79 of Law No. 26,831, an extraordinary shareholders’ meeting may vote to eliminate our Supervisory Committee by meeting the requirements of applicable laws, including Article 79 of Decree No. 1023/2013.

Compensation of Directors, Management and Supervisory Committee

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the Argentine Corporate Law and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Section 261 of the Argentine Corporate Law provides that the compensation paid to all directors and syndics in a year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. The Argentine Corporate Law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special committees or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

We have not entered into employment contracts with the members of our Board of Directors. We have assigned certain executive and technical-administrative functions to some of our directors. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee, Anti-Money Laundering and Anti-Terrorist Financing Committee, Risk Management Committee, Credit House Limit Committee, Ethics, Compliance and Corporate Governance Committee, Human Resources Committee and Disclosure Committee), management and members of our Supervisory Committee in 2017 was approximately Ps.73.8 million, Ps.90.9 million and Ps.1.3 million, respectively.

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

The following chart shows the current membership of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on April 28, 2017.

Name	Position	Profession	Status(1)
Laurence Nicole Mengin de Loyer	Director, Chairlady of the Committee	Business Management (Financial Expert)	Independent
María Gabriela Macagni	Director	Chemical Engineer	Independent
Richard Guy Gluzman	Director	Lawyer	Independent
Leandro Conti	Head of Internal Audit	Accountant	Permanent Invitee and Secretary of the Committee

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

The following table sets forth the members of the anti-money laundering and anti-terrorist finance committee.

Name	Position
Emérico Alejandro Stengel	Director, Chairman of the Committee, Responsible Officer before FIU(1)
Atilio Dell’Oro Maini	Director, Alternate Responsible Officer before FIU(1)
Juan Cuccia	Head of AML, Rapporteur Member

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

The following table sets forth the members of the risk management committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Jorge Oscar Ramírez	Director
Emérico Alejandro Stengel	Director
José Luis Panero	Chief Operating Officer (COO)
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Pablo Di Salvo	Chief Credit Risk Officer (CCRO), Permanent Invitee

Hernán Oliver	Head of Global Markets of Banco Supervielle, Permanent Invitee
Sabrina Roiter	Credit Risk and Business Continuity Manager of Banco Supervielle, Permanent Invitee
Fernando Bodasiuk	Financial Risks Manager of Banco Supervielle, Permanent Invitee

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

The following table sets forth the members of the Credit House Limit committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board
Jorge Oscar Ramírez	Director
Emérico Alejandro Stengel	Director
Nerio Peitiado	CEO of Banco Supervielle
Javier Martínez Huerga	Chairman of the Committee, CCRO of Banco Supervielle
Germán Magnoni	Head of Corporate Banking of Banco Supervielle
Hernán Oliver	Head of Global Markets of Banco Supervielle
Beatriz de la Torre	Head of Retail Banking of Banco Supervielle

When the agenda for the meeting relates to policy, the Chief Risk Officer and Head of Credit Risk of Institutional Relations must join the committee as voting members.

Ethics, Compliance and Corporate Governance Committee

The ethics, compliance and corporate governance committee monitors the implementation and enforcement of the corporate governance code for Grupo Supervielle and its subsidiaries, and the execution of the Ethics and Compliance Program. The ethics, compliance and corporate governance committee makes sure that we and our subsidiaries comply with the guidelines established by the CNV Rules, the Capital Markets Law (Ley de Mercado de Capitales) and the Communication “A” 5201 of the Central Bank. Among its duties, the ethics, compliance and corporate governance committee monitors the structure of our Board of Directors and committees and establishes the basic objectives that the Board of Directors and management must follow with respect to their activities and businesses.

The ethics, compliance and corporate governance committee periodically evaluates the operations and compliance levels of the Board of Directors and each of the existing committees, and may issue recommendations to improve efficiency. It also organizes annual training sessions with assistance from the Human Resources Manager. The ethics, compliance and corporate governance committee defines the policies and governing proceedings as to the Ethics and Compliance Program and is also in charge of engaging with local regulators (such as the CNV, Central Bank, ByMA, MAE and IGJ), international regulators and enforcing agencies, and ensuring compliance with each recommendation or proposal issued by them. The corporate governance committee also makes recommendations to our Board of Directors regarding how to comply with applicable guidelines established by the Basel accords.

The following table sets forth the members of the corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Nicole Mengin de Loyer	Director
María Gabriela Macagni	Director
José Luis Panero	Chief Operating Officer (COO)
Moira Almar	Compliance Officer
Sergio Gabai	Chief of Legal Affairs and AML, Invitee Member
Javier Conigliaro	Chief Risk Officer (CRO), Invitee Member
Leandro Conti	Head of Internal Audit of Banco Supervielle, Invitee Member

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

•                  approves any external consulting firm that specializes in human resources.

The following table sets forth the members of the human resources committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Richard Guy Gluzman	Director
María Gabriela Macagni	Director

Jorge Luis Mocetti	Director
Santiago Batlle	Chief Human Resources Officer, Secretary of the Committee, Permanent Invitee

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

The following table sets forth the members of the disclosure committee.

Name	Position
Jorge Oscar Ramírez	Director, Chairman of the Committee
Laurence Nicole Mengin de Loyer	Director
Atilio Dell’Oro Maini	Director
José Luis Panero	Chief Operating Officer (COO)
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Gabai	Chief of Legal Affairs and AML
Ana Bartesaghi	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee
Leandro Conti	Head of Internal Audit of Banco Supervielle
Mariano Biglia	Head of Accountancy of Banco Supervielle

Banco Supervielle S.A.’s Board of Directors

Our main subsidiary, the Bank, is managed by its Board of Directors, which is currently comprised of seven members. As of the date of this annual report, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than nine directors, and appoint an equal or lesser number of alternate directors. Any director so appointed will serve for two years. The elections of the Bank’s Board of Directors are staggered. As of the date of this annual report, one half of the members of the Bank’s Board of Directors are elected each year. While directors generally serve two-year terms, in the event of an increase or decrease in the number of directors serving on the Bank’s board, the shareholders’ are authorized to appoint directors for a period of less than two years. Directors may be reelected and will remain on their duties until their replacements take their positions.

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

The following table sets forth information about the members of the Bank’s Board of Directors, which is currently comprised of seven members:

Name	Title	Year of Election to the Board	Date of Expiration of Term (until the shareholders’ meeting that will consider the financial statements as of)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	December 31, 2019	December 13, 1956
Jorge Oscar Ramírez	First Vice-Chairman of the Board	2016	December 31, 2019	June 26, 1961
Emérico Alejandro Stengel	Second Vice-Chairman of the Board	2010	December 31, 2018	December 17, 1962
Atilio Dell’Oro Maini	Director	2011	December 31, 2019	February 13, 1956
José Luis Panero	Director	2017	December 31, 2018	December 29, 1964
Santiago Batlle	Alternate Director	2017	December 31, 2018	April 16, 1973

Richard Guy Gluzman resigned from the position of Director and First Vice-Chairman of the Board on April 27, 2017.

All of the appointed directors were approved to be members of the Board of Directors as required by Central Bank regulations, with the exception of Santiago Batlle, whose designation as alternate director is pending authorization, in agreement with Communication “A” 6304 of the Central Bank.

In accordance with Section 11, Chapter III, Title II of the CNV Rules, all directors have the status of non-independent directors, with the exception of Carlos Martín Noel, who holds the status of independent director.

Set forth below is a brief biographical description of Carlos Martín Noel and Santiago Batlle. For biographical description of José Luis Panero, see “—Offices” and for biographical descriptions of the rest of the Bank’s directors, see “—Board of Directors.”

Santiago Enrique Batlle was appointed Chief Human Resources Officer of Grupo Supervielle in 2011. Previously, from 2007 to 2010 he served as Chief Human Resources Officer at Standard Bank. From 1997 through  2007, his career at Bank Boston climbed up to Chief Human Resources Officer.  He has a degree as an Attorney at Law from the Universidad Católica de La Plata, an MBA from IAE Business School and an Executive Degree in Strategy for Results from London Business School. He attended the HR Executive Program from Ross School of Business and obtained a Human Resources Post Degree from the Universidad Argentina de la Empresa. He was appointed an alternate director of the Boards of Directors of Banco Supervielle and CCF. Such designations are pending of authorization by the Central Bank in agreement with Communication “A” 6304 of such regulator.

Carlos Martín Noel resigned to his position as Director of the Board on April 19, 2018.

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall short term and strategic objectives and reports to the CEO. The following table sets forth certain relevant information on the Bank’s current executive officers and its senior management as of the date of this annual report:

Name	Position	Date of Birth	Year of Appointment
Nerio Peitiado	Chief Executive Officer	January 12, 1965	2016
Germán Magnoni	Head of Corporate Banking	September 24, 1969	2012
Beatriz Edith de la Torre	Head of Retail Banking	July 1, 1961	2016
Pablo Di Salvo	Chief Credit Officer	June 19, 1964	2017
Hernán Oliver	Head of Global Markets	June 2, 1973	2009
Alejandra Naughton	Chief Finance Officer	September 22, 1962	2012
Sergio Gabai	Chief of Legal Affairs and AML	April 26, 1967	2012
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2016
Marcelo Vivanco	Chief Technology Officer & Operations	January 9, 1962	2016
Claudia Andretto	Chief of Central Services & Supply Management	May 8, 1960	2008
Leandro Conti	Head of Internal Audit	February 16, 1972	2007
Santiago Batlle	Chief Human Resources Officer	April 16, 1973	2011

Set forth below are brief biographical descriptions of the members of the Bank’s senior management.

Nerio Peitiado was appointed CEO of Banco Supervielle in 2016. He received a degree in Business and Administration from the Universidad de Buenos Aires and a Master’s degree in Business and Administration from the University of Texas. From 1994 through 1999 he was an associate at McKinsey & Co. From 1999 through 2004 he held the position of General Manager at Formatos Eficientes (EKI). From 2004 through 2005 he was General Manager at Valle de las Leñas. From 2005 to August 2009 he was General Director at Entertainment Depot. From 2009 to 2016, he was Head of Retail Banking of the Bank. As of the date of this annual report, he serves as Vice-Chairman of SAM and as an Alternate Director of Supervielle Seguros.

Germán Magnoni has been the Bank’s Head of Corporate Banking since 2012. He graduated as a Public Accountant at the Universidad de Morón. He holds a Master’s degree in Business Administration from CEMA. He took part of the Banking Management Program at UTDT and the Advanced Management Program at IAE. He was in charge of the Leasing Department at Banco Supervielle until 2012. At Societé Générale Argentina he led the office of Large Corporations and Fiduciary Business. Before that, he worked for seven years in Corporate Sales at Banco Río (Santander).

Beatriz de la Torre has been Head of Retail Banking since November 2016. She has over 30 years of industry experience. Prior to her appointment, she served as Senior Advisor for Banco de la Nación Argentina. Previously, she was Head of Retail Banking at Itaú Argentina from 2009 to 2015. She was also Retail Banking Manager at Standard Bank Argentina, formerly Bank Boston, from 2005 to 2009 and held several Retail Banking and Technology Managerial positions at BankBoston and Deutsche Bank. She holds a degree in systems from Universidad Tecnológica Nacional and attended the Executive Development Program at Universidad Austral Business School. She has over 30 years of experience in the financial services industry.

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

For the biographies of Mr. Pablo Di Salvo, Ms. Alejandra Naughton, Mr. Sergio Gabai, Mr. Santiago Enrique Batlle and Mr. Marcelo Vivanco and Ms. Claudia Andretto. See “—Officers.”

Committees Reporting to Banco Supervielle S.A.’s Board of Directors

In accordance with Central Bank regulations, the Bank has several committees under the supervision of our Board of Directors: the Audit Committee (Communication “A” 2525), the Information Technology Committee (Communication “A” 4609) and the Committee on Control and Prevention of Money Laundering and Financing of Terrorism (Communications “A” 4363 and “A” 4459). In addition, the Bank also has a Risk Management Committee. Each of the Bank’s Board committees has its own code of regulation. Each committee must report to the Board on a periodical basis and submit an annual report.

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

The following table sets forth the members of the audit committee:

Name	Position
Jorge Ramirez	Chairman
Emérico Alejandro Stengel	Director
Leandro Conti	Member - Secretary
Richard Guy Gluzman	Permanent Guest
Maria Gabriela Macagni	Permanent Guest
Laurence Nicole Mengin de Loyer	Permanent Guest

Banco Supervielle S.A.’s Information Technology Committee

The Information Technology Committee is formed by nine members, appointed by the Board of Directors. This committee must have among its members at least one director and the Head of Information Technology and Operations. The following table sets forth the members of the Information Technology Committee.

The information technology committee is responsible, among other things, for the following activities:  (i) controlling the adequate operation of the information technology environment and its efficiency; (ii) taking notice of the information technology and systems plan and reviewing it; (iii) periodically evaluating such plan and the level of compliance with it; (iv) reviewing reports related to information technology; and (v) maintaining an adequate dialogue with the external auditing division of the Superintendency:

Name	Position
Julio Patricio Supervielle	Chairman
Nerio Peitiado	Member
Leandro Conti	Member
Marcelo Vivanco	Member

Fabián Romero	Member
Marcelo Talamona	Member
Federico Casuscelli	Member
Gabriel Grande	Member
Esteban Lus Bietti	Member
Richard Guy Gluzman	Permanent Guest
Julieta Montes	Guest

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

The following table sets forth certain relevant information on the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Emérico Alejandro Stengel	Director
Atilio Dell’Oro Maini	Director
Nerio Peitiado	Member
Sergio Gabai	Member
Juan Cuccia	Member — Secretary
Pablo Schweitzer	Assistant Secretary

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

The following table sets forth the members of the Risk Management Committee:

Name	Position
Julio Patricio Supervielle	Chairman
Jorge Ramírez	Member
Emérico Alejandro Stengel	Member
Nerio Peitiado	Member
Pablo Di Salvo	Member
Alejandra Naughton	Member
Hernán Oliver	Member
Javier Conigliaro	Member — Secretary
Sabrina Roiter	Member
Fernando Bodasiuk	Member
Laurence Loyer	Permanent Guest

Juan Lombardini	Permanent Guest
Ana Bartesaghi	Permanent Guest
Leandro Conti	Permanent Guest

Banco Supervielle S.A.’s Credit Committee

The Bank’s credit committee is formed by two directors and the Bank’s CEO, Chief Credit Officer, the Head of Corporate Banking and certain Corporate Banking Officers. The Chairman of the Risk Committee of Grupo Supervielle is a permanent invitee to their meetings.

Banco Supervielle S.A.’s other management committees

The Bank has other management committees, such as the Executive Committee, formed by the CEO and the Senior managers, the Assets and Liabilities Committee, the Retail Banking Credit Committee and the Operational and Reputational Risk Committee.

Management of Our Other Subsidiaries

The senior management of our other subsidiaries is in charge of the implementation and execution of those subsidiaries’ overall short-term and strategic objectives and reports to the respective CEOs of those companies. The CEO of CCF and Tarjeta is Carlos Depalo, the CEO of SAM is Guillermo Guichandut, the CEO of Supervielle Seguros is Diego Squartini, and the CEO of Espacio Cordial is Juan Martin Monteverdi.

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

Employees

We had 5,320 employees at December 31, 2017, 4,982 employees at December 31, 2016 and 4,843 employees at December 31, 2016.

At the holding company we had 10 employees at December 31, 2017 and 6 employees at December 31, 2016 and 6 employees at December 31, 2015. At December 31, 2017, 2016 and 2015 the Bank had 3,835, 3,522 and 3,398 employees, respectively. At December 31, 2017, 65.8% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union. All management positions in the Bank are held by non-union employees. At December 31, 2017, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

At December 31, 2017, 2016 and 2015, CCF had 501, 703 and 701 employees, respectively. At December 31, 2017, 42.3% of CCF’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio), which regulates labor contracts of non-banking, financial institutions. The remaining 57.7% of employees, all managers and some senior analysts, were covered only by general contractual labor laws. In addition, at December 31, 2017, 0.6% of CCF’s employees were members of the Commerce Employees Union (Sindicato de Empleados de Comercio).

At December 31, 2017, 2016 and 2015, Tarjeta had 739, 487 and 479 employees, respectively. At December 31, 2017, 92.3% of Tarjeta’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 7.7% of employees, all managers and some senior analysts, were covered by general contractual labor laws.

At December 31, 2017, and 2016 SAM had 12 employees and 11 in December 31, 2015. Employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

At December 31, 2017, 2016 and 2015, Espacio Cordial had 132, 120 and 113 employees, respectively. At December 31, 2017, 100% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, at December 31, 2017, 68.9% of Espacio Cordial’s employees were union members.

At December 31, 2017, Supervielle Seguros had 91 employees. At December 31, 2017, 12 out of 91 of its employees were union members from the Sindicato del Seguro de la República Argentina. At December 31, 2017, 89 out of 91 employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros.

Grupo Supervielle has grown significantly since 2001. As of December 31, 2017, Grupo Supervielle had 5,320 employees, as compared to December 31, 2001, when the Bank (operating under the name Banco San Luis S.A., Banco Comecial Minorista) had 515 employees.

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

Item 7.                            Shareholders and Related Party Transactions

Item 7.A.                Major Shareholders

As of April 24, 2018, we had 456,722,322 outstanding shares of common stock, consisting of 126,738,188 Class A shares and 329,984,134 Class B shares, all with a par value of Ps.1.00 per share.  Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of March 28, 2018, we had approximately 5,560 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of April 26, 2018. We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote	Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Julio Patricio Supervielle	126,738,188	37,030,422	163,768,610	35.85737%	670,721,362	69.60036%
Capital World Investors(1)	—	26,397,070	26,397,070	5.77968%	26,397,070	2.73921%
Other	—	266,556,642	266,556,642	58.36295%	266,556,642	27.66043%
Total:	126,738,188	329,984,134	456,722,322	100.00%	963,675,074	100.000%

(1) Based on a Schedule 13G filed by Capital World Investors on February 8, 2018. Held in the form of ADSs.

An in-kind capital contribution by Mr. Julio Patricio Supervielle of 7,672,412 non-endorsable ordinary registered shares of Sofital S.A.F. e I.I. to Grupo Supervielle was approved at a shareholders’ meeting of Grupo Supervielle dated April 27, 2017. The capitalization of such capital contribution was approved by the CNV and registered by the IGJ on February 28, 2018.

As of April 20, 2018, we have identified 43 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and no record holders of our Class B shares in the United States. The record holders of our ADSs located in the United States, in the aggregate, held, as of April 20, 2018 approximately 53.2 million of our ADSs, representing approximately 94.5% of our ADSs and 80.6% of our Class B shares.

Share Ownership of Banco Supervielle S.A.

As of April 24 2018, the Bank had 744,386,351 outstanding shares of common stock, consisting of 930,371 Class A shares and 743,455,980 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 24, 2018:

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote	Total Shares	Percentage of Capital Stock(1)	Total Votes	Percentage of Votes
Grupo Supervielle S.A.(2)	830,698	719,516,097	720,346,795	96.77%	723,669,587	96.73%
Sofital S.A.F.e.I.I.(3)	49.667	23,131,588	23,181,255	3.11%	23,379,923	3.13%
Other Shareholders	50,006	808,295	858,301	0.12%	1,058,325	0.14%
Total:	930,371	743,455,980	744,386,351	100%	748,107,835	100%

(1)                                 Percentages in the chart have been adjusted by rounding. It is possible that such percentages do not represent arithmetic aggregations of the figures used for its calculation.

(2)                                 Grupo Supervielle is a financial services holding company organized under the laws of Argentina of which Julio Patricio Supervielle owns 35.86% of the capital stock, with a 69.60% of total voting rights.

(3)                                 Sofital is a corporation organized under the laws of Argentina of which Grupo Supervielle owns 96.8% and Espacio Cordial owns 3.2%.

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

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the year ended December 31, 2017.

	Year ended December 31, 2017
	(in thousands of Pesos, plus VAT)
Bank	Ps.	48,180
Tarjeta	156
Cordial Microfinanzas	42
SAM	473
Sofital	103
Viñas del Monte	5
CCF	4,764
Espacio Cordial	264
Total.	53,987

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us.  We will pay the Bank Ps.32.000 (plus 21% VAT) per month for such services. In addition, we will pay the Bank Ps.8.000 (plus 21% VAT) per month for institutional services. The Bank’s services include, among others: accounting records of daily transactions and closing entries, preparation of financial statements, management of accounting records, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement was renewed automatically and it is in force as of the date of this annual report.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial, CCF and Cordial Microfinanzas granting them licenses to use certain of our trademarks (including our trademarks for “Cordial,” “Cordial Servicios,” “Cordial.com,” “Cordial Servicios Pensados para vos,” “Cordial mucho más que efectivo,” “Cordial Negocios,” “Cordial Negocios un impulso para tus proyectos”). We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. Pursuant to these agreements, we received fees from these companies in 2017 in a total amount of Ps.4.5 million.

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

	As of December 31,
	2017	2016	2015
	(in thousands of Pesos)
Aggregate total financial exposure	428,758	281,620	207,787
Number of recipient related parties	76	78	79
(a) individuals	68	69	70
(b) companies	8	9	9
Average total financial exposure	5,642	3,611	2,630
Single largest exposure	336,110	79,709	73,499

Irrevocable Capital Contributions and Share Transfers

Following the approval at the Shareholders’ Meeting of April 27, 2017, Julio Patricio Supervielle made a capital contribution to Grupo Supervielle in the form of 7,672,412 of newly-issued Sofital shares. As a result of the capital increase, a total of 7,494,710 new Class B shares were subscribed as follows: on July 18, 2017, 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.66% of the total capital increase, and 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.34% of the total capital increase.

On February 17, 2017, we and the Bank made capital contributions to CCF for Ps.100.0 million. On March 22, 2017, CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions for increase the capital stock in the amount of Ps.19.3 million increasing it from Ps.104.4 million to Ps.123,7 million, and issue 19,348,722 ordinary, non-endorsable nominative shares with a nominal value of Ps. 1 each and entitled to one vote per share.

On March 27, 2017, we made capital contributions to the Bank for Ps.95.0 million.

On July 24, 2017, we and the Bank made an irrevocable capital contribution in advance of future capital increases to CCF for an amount of Ps.2.5 million and Ps.47.5 million, respectively.

On September 20, 2017, we, the Bank and CCF made an irrevocable capital contribution in advance of future capital increases to Tarjeta for an amount of Ps.131.3 million, Ps.15.0 million and Ps.3.8 million, respectively.

On November 24, 2017, we made a capital contribution to the Bank for an amount of Ps.2.6 billion. On same date, the Bank. held an ordinary shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of Ps.105.5 million with a paid in capital from Ps.2.5 billion.

On December 13, 2017, we and the Bank made an irrevocable capital contribution in advance of future capital increases to CCF for an amount of Ps.30 million and Ps.570 million, respectively.

On January 16, 2018, we and the Bank made a capital contribution in advance of future capital increases to CCF for an amount of Ps.19.0 million and Ps.361.0 million respectively. On January 24, 2018, CCF held an ordinary shareholders’ meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of Ps.56.751 million with a paid in capital from Ps.973.243.

On March, 19, 2018, we, the Bank and CCF made a capital contribution to Tarjeta for an amount of Ps.262.5 million, Ps.30.0 million and Ps.7.5 million, respectively.

On April, 19, 2018, the shareholders’ meeting of the Bank approved the capitalization of the capital contriubtion commited by us for an amount of Ps.861 million.

Item 7.C                   Interests of experts and counsel

Not applicable.

Item 8.                            Financial Information

Item 8.A.                Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of and for the three years ended December 31, 2017 included in this annual report.

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

The class action lawsuits involving the Bank and CCF are related to alleged overcharging on life insurance, interest rates and administrative charges, fees on the sale price of foreign currency, administrative charges on savings accounts, consumer loans and credit cards, and interest rates in factoring operations, as well as the inadequacy of the contingency risk charge on checking accounts. These types of class actions were brought against every financial entity in Argentina. Some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges.

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

Dividends are distributed on a pro rata basis according to the number of common shares held by the shareholder. All shares of our capital stock rank pari passu with respect to the payment of dividends, regardless of class. Under CNV regulations, cash dividends must be paid to the shareholders within 30 days of their approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of authorization by the CNV for the public offering of such shares. The right of shareholders to demand payment of dividends shall toll three years after the date on which we first make them available to shareholders. Any dividends that are not claimed during this period are deemed extraordinary gains by us.

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

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the ADS depositary in U.S. dollars abroad, although we reserve the right to pay cash dividends in Pesos in Argentina if so required by applicable foreign exchange regulations in place at the time of payment. The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars:  if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of the ADSs in U.S. dollars. If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. Although the transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders based on approved and fully audited consolidated financial statements does not require formal approval by the Central Bank, however, the decrease in availability of U.S. dollars in Argentina in the past years led the Argentine government to impose informal restrictions that consisted of de facto measures restricting local residents and companies from purchasing foreign currency through the MLC to make payments abroad, such as dividends, among others. The Macri administration has since eliminated most of the foreign exchange restrictions in place, but, in the future, the Argentine government or the Central Bank could reintroduce exchange controls and impose restrictions on capital transfers abroad by our shareholders. See “Item 10.D Exchange Controls” and “Item 3.D Risk Factors.”

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

In particular, pursuant to Central Bank Communication “A” 6464, as amended and supplemented, dividend distributions shall be admitted as long as none of the following circumstances apply:

(i)           the financial institution is not subject to a liquidation procedure or the mandatory transfer of assets by the Central Bank in accordance with sections 34 or 35 bis of the FIL;

(ii)        the financial institution is not receiving financial assistance from the Central Bank;

(iii)     the financial institution is in compliance with its reporting obligations to the Central Bank;

(iv)    if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or

(v)       if the financial institution did not comply with the applicable Additional Capital Margins (as defined below).

Financial institutions that comply with all of the above mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income”, (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency. In addition, pursuant to Central Bank Communication “A” 5827, as of January 1, 2016, financial entities are required to establish a capital margin in addition to their minimum capital requirements, for the purpose of accumulating their own resources, which they will be able to use if they incur losses. The higher the use of such marginal amounts, the higher the percentage of profits that financial entities will be required to withhold in order to restore that margin. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Although distribution of dividends by the Bank has been authorized by the Central Bank at times, no assurance can be given that in the future the Central Bank will not limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or that such authorization will be for the full amount of dividends that the Bank may distribute pursuant to applicable regulation.

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

Over the past five years, we received dividend payments in cash from SAM for 2016, 2015, 2014, 2013 and 2012 of Ps.73.0, Ps.77.5; Ps.17.1 million, Ps.16.1 million and Ps.9.0 million, respectively, Ps.7.0 million from Tarjeta Automatica in 2015, Ps. 23.1 million and Ps.42.3 million from Espacio Cordial in 2016 and 2015 respectively and Ps.6.5 million from Sofital in 2015.  We received dividend payments in cash from Supervielle Seguros for the period ended on June 30, 2017, June 30, 2016 and June 30, 2015 of Ps. 150.0 million, Ps.76.8 million and Ps.4.8 million, respectively. We did not receive dividend payments from the Bank and our other subsidiaries. However, we received a distribution of dividends in the form of Bank shares for 2012 for an amount equal to Ps.97.4 million.

Grupo Supervielle paid dividends to its shareholders for 2016, 2015, 2014, 2013, 2012 and 2011 totaling approximately Ps.65.5, Ps.25.2 million, Ps.7.4 million, Ps.8.3 million, Ps.8.7 million and Ps.24.4 million, respectively.

On February 19, 2018, our Board of Directors proposed a distribution of dividends in cash for the 2017 fiscal year of Ps.243.7 million. On April 24, 2018, our ordinary shareholders’ meeting approved the dividend payment for the 2017 fiscal year in the amounts of Ps.243.7 million.

Item 8.B                   Significant Changes

Not applicable.

Item 9.                            The Offer and Listing

The following table sets forth, for the periods indicated, the annual high and low market prices for the Class B Shares on the ByMA and the ADSs on the NYSE.

	ByMA		NYSE
	Ps. per Class B Share		U.S.$ per ADS
Year	High	Low	High	Low
2016(1)	47.50	31.85	15.40	11.20
2017	112.90	40.59	30.08	13.36

The following table sets forth, for the periods indicated, the annual high and low market prices for the Class B Shares on the ByMA and the ADSs on the NYSE.

	ByMA		NYSE
	Ps. per Class B Share		U.S.$ per ADS
Period	High	Low	High	Low
2016
Second Quarter(1)	37.90	31.85	12.88	12.10
Third Quarter	46.00	37.45	15.40	12.55
Fourth Quarter	47.50	39.00	15.26	11.20

	ByMA		NYSE
	Ps. per Class B Share		U.S.$ per ADS
Period	High	Low	High	Low
2017
First Quarter	53.10	40.90	17.00	13.40
Second Quarter	59.71	49.87	18.26	16.32
Third Quarter	86.00	58.07	24.69	16.94
Fourth Quarter	112.90	82.20	30.08	23.41

	ByMA		NYSE
	Ps. per Class B Share		U.S.$ per ADS
Period	High	Low	High	Low
2018
First Quarter	134.90	112.00	33.01	28.26

The following table sets forth, for the periods indicated, the annual high and low market prices for the Class B Shares on the ByMA and the ADSs on the NYSE.

	ByMA		NYSE
	Ps. per Class B Share		U.S.$ per ADS
Period	High	Low	High	Low
2017
October	94.00	83.65	27.01	23.89
November	97.75	82.20	27.67	23.41
December	112.90	90.60	30.08	26.38
2018
January	128.70	112.00	33.01	29.40
February	134.90	112.00	32.59	28.26
March	125.70	116.50	30.84	28.40
April(2)	126.50	109.00	31.21	26.55

(1)         Values available for our Class B Shares and ADS from May 19, 2016, the first trading day on the ByMA and NYSE, respectively.

(2)         From April 1 through April 26, 2018.

C. Markets.

On May 18, 2016, we completed our IPO. Since May 19, 2016, our ADSs representing Class B shares have been trading on the NYSE under the symbol ‘SUPV.’ Our Class B shares are currently traded on the ByMA (MERVAL since May 2016, ByMA since April 2017) and MAE (since May 2016) under the symbol ‘SUPV.’

On December 29, 2016, the CNV approved the constitution of ByMA as a new stock market, formed by a spin-off of certain assets of the MERVAL relating to its stock market operations and capital contributions of the Buenos Aires Stock Exchange. Following such authorization, and effective April 17, 2017, the listing of all securities listed on MERVAL have been automatically transferred to ByMA, as successor of MERVAL’s activities. Additionally, the delegation of powers granted by MERVAL to the Buenos Aires Stock Exchange will apply to ByMA and, thus, the Buenos Aires Stock Exchange will continue to carry out the activities referred to in paragraphs b), f) and g) of Article 32 of the Law No. 26,831 on account of ByMA, including the authorization, suspension and cancelling of the listing or trading of securities and acting as arbitration court of such market for all matters concerning listed companies’ relationship with shareholders and investors.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10.                     Additional Information

Item 10.A.         Share capital

Not applicable.

Item 10.B.         Memorandum and articles of association

Corporate Purpose

Our bylaws set forth in Article 4 that our corporate purpose is to carry out financial activities, within or outside of Argentina, either on our own account, or on account of a third party or associated with a third-party, by providing capital, in cash or otherwise, to other existing or newly created companies, assuming their control or not (with the limitations set forth in Section 30 and related sections of the Argentine Corporate Law), or to individuals, as well as stock trading, shares, debentures and all types of securities, the issuance of guarantees, constitution or transfer of secured loans, whether real or not, excluding transactions provided under the Financial Institutions Law and any other law that requires public bidding. We may exercise mandates, representations, agencies and commissions for all transactions related to financial activity and manage assets and businesses of corporations, persons or entities located in Argentina or abroad. To that extent, and according to our bylaws, we have full legal capacity to acquire rights, incur obligations and exercise any kind of acts not prohibited by law or by our bylaws.

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

The Argentine Corporate Law and our bylaws permit our shareholders to authorize the issuance of preferred shares and determine their rights during a general shareholders’ meeting. These preferred shares may be entitled to accumulated and non-accumulated fixed dividends, with or without additional participation.

Holders of preferred shares may also have other privileges, such as in the event of liquidation. Holders of preferred shares may also have a right to vote. Additionally, if holders of preferred shares are not paid dividends they shall be entitled to vote. Regardless of dividend payments, preferred shares shall also have a right to vote with respect to special issues, such as a change in our corporate structure, a merger into another company (where we are not the surviving company and the surviving company does not trade on an exchange), early liquidation, our relocation abroad, total or partial recapitalization of our statutory capital after a loss and a fundamental change in our corporate purpose as it is described in our bylaws.

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

Preemptive Rights and Accretion Rights

According to the Argentine Corporate Law and Article Six, (subsection c) of our bylaws, in the event of a capital increase, holders of common shares of any class have a preferential right, in proportion to the number of shares they hold, to subscribe to additional shares of the same class as those they own. Holders of preferred shares have a preemptive right to subscribe only with respect to the issuance of preferred shares. Preemptive rights will also be given to holders of common shares in the event of an issuance of preferred shares or convertible securities, but will not apply in the event of a conversion of such preferred shares or convertible securities.

According to Article 15 of our bylaws and Section 216 of the Argentine Corporate Law, no shares issued after our IPO may be entitled to multiple votes, except as permitted by applicable law.

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

•                  a decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•                  a total or partial recapitalization following a mandatory reduction of our capital or liquidation,

any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

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

The quorum for an ordinary shareholders’ meeting is the majority of the share capital entitled to vote. The quorum for an extraordinary meeting is at least 60% of the share capital entitled to vote. Shareholders may attend in person or by proxy. Directors, syndics, members of the Supervisory Committee, managers and our employees may not hold proxies in representation of shareholders. If the quorum is not achieved, meetings may be reconvened with lower quorum requirements. According to our bylaws, the quorum for the second meeting of an extraordinary meeting will be satisfied with any presence of shareholders. Decisions at an ordinary or extraordinary shareholders’ meeting require the affirmative vote of the absolute majority of the present votes.  In addition, pursuant to the provisions of Article Sixteen of our bylaws, as amended at our ordinary and extraordinary shareholders’ meeting held on May 25,

2016, any amendment to subsection (g) of Article Six of our bylaws require the affirmative vote of the absolute majority of the present votes of Class B shareholders. Class B shares are entitled to one vote per share. Class A shares are entitled to five votes per share, except in those cases described below. The ordinary and extraordinary shareholders’ meeting held on April 24, 2018 approved further amendments to subsection (g) of Article Six of our bylaws. However, as of the date of this annual report, these amendments have not been approved by the CNV and are pending registration before the IGJ, therefore, are not yet effective. Please see “Item 10.B. Memorandum and articles of association—Corporate Governance” for a description of these amendments.

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

•                  Whenever an entity already has a holding equal to or greater than 15% of the voting capital stock or the votes of the company, but less than 51% of such rights, and the intention is to increase such shareholding in the affected company’s capital stock at least 6% during a twelve-month period, the offer shall be made on the number of securities representing at least 10% of the voting capital stock of the affected company.

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

In order to determine the price, the purchaser shall also consider the following criteria, according to the CNV Rules: (i) book value of the shares; (ii) valuation of the target company according to discounted cash flows (DCF) or other applicable valuation criteria applicable to comparable business; and (iii) average price of the shares for the last six months before the “offer.”  Based on certain interpretations of Law No. 26,831 and the CNV Rules, there is no certainty as to whether the average price of the shares for the last six months before the “offer” should be considered as a minimum price. The price may be challenged by both the CNV and any offeree shareholder.

Subsection (g) of Article Six of our bylaws, as amended at the ordinary and extraordinary shareholders’ meeting held on May 25, 2016, provides that if an OPA on our shares takes place, there may be no difference in the price to be offered for common shares, regardless of the class of shares. In addition, if there is an OPA triggered by a change of control, the price to be offered cannot be lower than the highest price that the offeror, acting individually or with its affiliates and/or other persons, paid or agreed to pay for our common shares regardless of the class of shares, during the 180 days prior to the date of the offer (inclusive of such date). The ordinary and extraordinary shareholders’ meeting held on April 24, 2018 approved further amendments to subsection (g) of Article Six of our bylaws. However, as of the date of this annual report, these amendments have not been approved by the CNV and are pending registration before the IGJ, therefore, are not yet effective. Please see “Item 10.B. Memorandum and articles of association—Corporate Governance” for a description of these amendments.

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

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

Law No. 26,831 and CNV regulations also established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

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

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

If a shareholder or group of shareholders holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company, any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. In addition, a person that holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company may issue a unilateral declaration of its intention to purchase all outstanding shares of such company within six months following the date of acquisition of near-total control and withdraw the company from public offering and its shares from listing and trading. The price offered should be an equitable price, following the criteria set forth in Law No. 26,831, but in no case may it be lower than the average trading price of such shares during the six-month period preceding the OPA application.

Shareholder Claims

Pursuant to article 46 of Law No. 26.831, companies whose shares are listed on any authorized market (including the ByMA), such as we intend our shares to be, are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims to the courts of the City of Buenos Aires.

Corporate Governance

We comply with the Argentine Corporate Law, the Law No. 26,831 and CNV rules and corporate governance regulations.

Our bylaws were amended at the extraordinary shareholders’ meeting held on October 7, 2015. Such amendment was approved by means of Resolution No.18,024 of the CNV dated April 19, 2016 and was registered before the IGJ. In addition, the extraordinary shareholders’ meetings held on April 19, 2016 and May 5, 2016 approved several amendments to our bylaws and an amended and restated text of our bylaws (texto ordenado), which were approved by the CNV and registered before the IGJ.

The ordinary and extraordinary shareholders’ meetings held on April 27, 2017 and April 24, 2018 approved further amendments to our bylaws and an amended and restated text of our bylaws (texto ordenado), which are currently subject to approval by the CNV and pending registration before the IGJ and, therefore, are not yet effective.

The shareholders’ meeting held on April April 27, 2017, amended Article Five, subsection (g) of Article Six and Article Sixteen of our bylaws. The latter two provisions were further amended by the shareholders’ meeting held on April 24, 2018.

Article Five of our bylaws, as amended on April 27, 2017, provides that the capital stock of the Company may be increased through an ordinary shareholders’ meeting decision up to five-fold of the amount at that time pursuant to article 188 of Argentine Law No. 19,550, being liable to register any capital increase resolution in public deed. As long as the Company is authorized to place a public offering of its shares, the capital stock: (a) will result from each subscription of the last approved capital stock increase and the capital evolution will be included in the Company’s financial statements; (b) pursuant to article 188 of of Argentine Law No. 19,550, may be increased through ordinary shareholders’ meeting without any limitation whatsoever and without being compelled to amend by-laws. Upon each increase, features of those shares to be issued will be defined in virtue of such increase, and the Board of Directors may be assigned the power to issue such shares, at different times, as deemed convenient within the two-year period from such shareholders’ meeting date, as well as the definition of payment terms and conditions of such shares. As long as the Company is authorized to place a public offering of its shares, the shareholders’ meeting may pass the issuance of options to be issued or securities convertible in shares and assign the Board of Directors the definition of such issuance terms and conditions, rights to be granted, price fixing of options and shares resulting from such options, as well as any other issue susceptible to be assigned pursuant to all regulations in force.

Subsection (g) of Article Six of our bylaws, as amended on April 24, 2018, provides that upon a tender offer of any shares of the Company, the price to be tendered per common share shall be the same for all classes of shares. In addition, upon a tender offer in case of a change of control, the fair price to be tendered shall not be lower than the highest price paid or agreed to be paid by the offeror, whether acting individually or jointly with any affiliates and or otherwise, per common share of any class of the Company during the 180 calendar days prior to, and including, the date of the offer. The procedure to carry out the tender offer must be done in accordance with the Capital Markets Law and with the CNV Rules.

Article Sixteen of our bylaws, as amended on April 24, 2018, provides that quorum and majority requirements for shareholders’ meetings shall be governed by Sections 243 and 244 of Argentine Law No. 19,550, according to the class of shareholders’ meeting, whether it is a first- or second-call meeting and the matters to be transacted thereat, except for the quorum at second-call extraordinary shareholders’ meetings, which shall be deemed validly constituted whichever the number of voting shares present. Further, any amendment to subsection (g) of Article Six described above shall be valid if also approved by the absolute majority of votes of Class B shareholders present at the meeting.

Item 10.C            Material contracts

No material contracts outside the ordinary course of business have been entered into during the last 2 years.

Item 10.D            Exchange Controls

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. The Public Emergency Law ceased to be in effect on December 31, 2017. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) the MLC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank.

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in authorized markets; and (ii) all inflows of funds by non-residents channeled through the MLC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in authorized markets), and investments in securities issued by the public sector and acquired in secondary markets, should meet the following requirements: (i) such inflows of funds could only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (ii) the proceeds of such inflows of funds should be credited to an account in the local banking system; (iii) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction should be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (iv) the Deposit was to be denominated in U.S. dollars and held in Argentine financial institutions and it could not be used to guarantee or as collateral of any type of credit transactions. The requirements of Decree 616/2005 were subsequently eased, as detailed below.

On December 18, 2015, through Resolution No. 3/2015, the former Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MLC had to be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount. On January 5, 2017, pursuant to Resolution No. 1—E/2017 of the Ministry of Treasury, the mandatory stay period of 120 days was further reduced to 0 days.

On May 19, 2017, the Central Bank issued Communication “A” 6244 effective as of July 1, 2017 (amended by Communication “A” 6312 dated August 30, 2017), which structurally modified the exchange regulations in force, establishing a new foreign exchange regimen that significantly eased the access to the MLC. Communication “A” 6244 (as amended by Communication “A” 6312) has replaced all previous rules governing exchange transactions, the general exchange position and the provisions of Decree No. 616/05, while rules governing information and filing requirements were not replaced.

In addition, Communication “A” 6244 (as amended by Communication “A” 6312 and Communication “A” 6363) set forth:

1.	The principle of freedom of exchange: Argentine and non-Argentine residents may freely access the MLC.

2.	The obligation of carrying out any exchange transaction through an entity authorized by the Central Bank has been maintained.

3.	Time restrictions to trade in the MLC for carrying out foreign exchange transactions have been eliminated.

4.	The mandatory inflow and settlement of export proceeds through the MLC within the applicable term.

5.

The obligation of Argentine residents to comply with the reporting regime, even though there has not been an income of funds to the MLC nor any future access through the transactions to be declared, is maintained.

Likewise, on November 10, 2017, the Central Bank repealed the requirement that proceeds from operations of exports of goods, services and raw materials, be repatriated and settled through the MLC.

Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created by means of which the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Only Argentine residents (both legal entities or natural persons) whose flow of balance of foreign assets or debt during the previous calendar year reaches or exceeds the equivalent of U.S.$1 million in Pesos are required to report foreign holdings of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose flow or balance of foreign assets or debt reaches or exceeds the equivalent of U.S.$50 million in Pesos, shall comply with the report on a quarterly basis. On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, a free floating foreign exchange market was created by means of Decree No. 27/2018 replacing the MLC.

Within the new foreign exchange market, exchange operations will be carried out by financial entities and any other person authorized to by the Central Bank to engage in permanent or customary trade in the purchase and sale of foreign coins and banknotes, gold coins or bars and traveler’s checks, money orders, transfers or similar operations in foreign currency.

By virtue of Communication “A” 6443 of the Central Bank, which entered into force on March 1, 2018, companies from any sector that operate in the foreign exchange market may operate as an exchange agency solely by registering via an electronic form entitled the “Registry of Exchange Operators” (Registro de Operadores de Cambio).

As of the date of this annual report, in accordance with current regulations, all individuals and legal persons, assets and other universities may operate freely in the MLC and foreign exchange transactions shall be carried out at the exchange rate freely agreed between the parties. All exchange and/or arbitrage operations must be carried out through financial or exchange entities authorized by the Central Bank, and must comply in all cases with the provisions applicable to each transaction. Transactions that do not fall within the scope of the foreign exchange regulations will be subject to the Foreign Exchange Regime Law.

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

Taxation on dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Income Tax Law, Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayers. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, no withholding tax is to levied on dividends distributed to either Argentine or non-Argentine resident shareholders since then. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

Likewise, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, is subject to a 35% withholding tax on such excess (the “Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the recent enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders. No dividend withholding tax applies if dividends are distributed to the aforementioned Argentine corporate entities required to assess the dividend withholding tax.  In addition, the Equalization Tax is repealed. Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from any profit distributions we may make not only on our Class B shares but also on the ADSs.

Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies are subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains.

Capital gains obtained by Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law and local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the corporate rate on net income. Recently, Law No. 27,430 decreased the corporate income tax rate from 35% to 30% for fiscal years beginning on January 1, 2018 to December 31, 2019, and to 25% for fiscal years beginning on January 1, 2020 and onwards.

Individual resident’s capital gains tax

Law No 27,430 established that as from January 1, 2018, gains realized by Argentine resident individuals from the sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.  For periods prior to 2018, it is currently under discussion the extent of the exemption (established by Law No. 26,893 and its implementing decree 2334/2013) applicable to the sale of shares and other securities through a stock exchange market, so as to determine whether it applies only sales of securities made in stock exchanges duly authorized by the CNV or in any stock exchanges.

Nonresident’s capital gains tax

Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

Law No. 27,430 provides that the capital gains tax applicable to nonresidents for transactions entered into between September 23, 2013 and December 30, 2017, is still due.  However, no taxes will be claimed to nonresidents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) 4.227, which will come into effect on April 26, 2018, stipulates that the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold through an Argentine stock exchange market, and the withholding has been made, then the withholder must pay the tax, (ii) in case the securities were sold but not through an Argentine stock exchange market and there is an Argentine buyer involved, then the Argentine buyer should pay the income tax; and (iii) when both the seller and the buyer were foreign beneficiaries and the sale was not performed through an Argentine stock exchange market, the person liable for the tax is the buyer and the payment shall be made through an international bank via wire transfer to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 is due on June 11, 2018.

In turn, Law 27,430 and Decree 279/2018, maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by nonresidents. However, nonresidents are exempt from the capital gains tax on gains realized from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of the exchange of tax information.

In addition, it is clarified that, from 2018 onward, gains from the sale of ADSs will be treated from Argentine sources.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considerd as cooperative for purposes of fiscal transparency, a 35% tax rate on the the net capital cagin or at a 31.5% effective rate on the gross price should apply.

In such scenarios, according to General Resolution (AFIP) 4227, the income tax should be withheld and paid to the AFIP under the following procedures: (i) in case the securities were sold by a foreign beneficiary, through an Argentine stock exchange market, the custodian entity should withhold and pay the tax if it is involved in the payment process; if it is not involved in the payment process but there is an Argentine buyer involved, the Argentine buyer should withhold the income tax (ii) in case the securities were sold by a foreign beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (iii) when both the seller and the buyer are foreign beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or directly by the seller, in the event that there was no local legal representative. In this case, the payment shall be made through an international bank via wire transfer to the AFIP.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or Class B Shares.

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

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with certain other requirements may qualify for an exemption on personal asset tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption had to be filed before March 31, 2017. The Company has already filed this request and has been granted the exemption for the referred fiscal years. Notwithstanding, in the future, the Company may not be exempt from the payment of the personal assets tax.

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

Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax. This does not apply to ADSs.

On January 2, 2018, Law No. 27,429 enforced a “Fiscal Consensus” signed between the National Executive Power and representatives of the Provinces and the City of Buenos Aires. Among other issues, the provinces assumed the commitment to apply tax rates not higher than those for each activity and period In the stamp tax, for certain acts and contracts, not higher than 0.75% as of January 1, 2019 with a gradual reduction until its complete elimination as of January 1, 2022.

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class B shares and ADSs (and to the extent provided under “Information Reporting and Backup Withholding” and “FATCA” below, investors other than U.S. holders). The discussion does not apply to certain classes of holders, such as persons that own or are deemed to own 10% or more of our voting stock or 10% or more of the total value of all classes of our stock, dealers in securities or currencies, traders that elect mark-to-market accounting for securities holdings, banks, financial institutions, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes (or a partner therein), persons who are liable for the alternative minimum tax, persons who acquired ADSs or Class B Shares underlying ADSs pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding ADSs or Class B Shares underlying ADSs in connection with a trade or business conducted outside of the United States , persons holding the Class B shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. This discussion assumes that the Class B shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

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

Dividends received by certain non-corporate U.S. holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.”  Subject to applicable limitations, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and current expectations regarding our income, assets, activities and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year and we do not anticipate becoming a PFIC for our 2018 taxable year or the foreseeable future. However, because the rules for determining whether a company is a PFIC are not entirely clear when applied to foreign banks and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year, your tax consequences in owning, receiving distributions in respect of, and disposing of the Class B shares or ADSs could be materially and adversely affected. You should consult your tax advisors concerning the potential application of the PFIC rules, including any filing requirements if we were treated as a PFIC.

Because the Class B shares are not themselves listed on a U.S. exchange, dividends received with respect to the Class B shares or ADSs may not be treated as qualified dividends. U.S. holders of Class B shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends received by U.S. holders will generally constitute foreign source and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the Class B shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “—Material Argentine Tax Considerations”) will not be a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class B shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class B shares and ADSs, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividends paid on and proceeds from the sale or other disposition of the Class B shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting unless a U.S. holder is treated as an exempt recipient and may also be subject to backup withholding unless a U.S. holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the Internal Revenue Service (“IRS”).

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

FATCA

We have entered into an agreement with the IRS effective April 24, 2014, pursuant to which we have agreed to comply with certain due diligence, information reporting and withholding obligations pursuant to sections 1471 through 1474 of the Code, and the regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”). Therefore, an investor considered to have a financial account that is a “U.S. account” maintained by us may be required to provide certain information regarding such investor (or relevant beneficial owner of the Class B shares or ADSs), including information and tax documentation regarding the identity of such investor as well as that of its direct and indirect owners, and we may be required to report this information to the IRS. However, our equity is not a U.S. account. Stock or other equity or debt instruments issued by a financial institution is not treated as a U.S. account if such stock or other instrument is regularly traded on an established securities market. We expect that the Class B shares and ADSs will be so treated. Further, a U.S. account generally does not include an equity instrument in a financial institution, such as us, that is not an investment entity.

In addition, it is possible that under future guidance, payments on the Class B shares and ADSs may be subject to a withholding tax of up to 30% under rules applicable to foreign “passthru payments.” Regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such regulations would not be effective prior to January 1, 2019 (or, if later, the date on which final regulations on this issue are published).FATCA is particularly complex and its application to Argentine financial institutions is uncertain at this time. Although we have registered with the IRS and believe that we are compliant with obligations imposed on us under FATCA, it is unclear to what extent we may be able to comply with FATCA in the future. Each holder of Class B shares or ADSs should consult its own tax advisor to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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

Our market risk arises mainly from our capacity as a financial intermediary.

The Risk Management Committee is responsible for approving and amending our market risk policies.

The Risk Management Committee uses a risk map to explain, in detail, the trades that the trading desk is authorized to close and identifies the officers authorized to close those transactions. The risk map also describes the maximum terms for transactions, maximum amounts for the position in each product, the maximum amount of losses accepted (“stop loss”), the maximum expected loss (given a confidence interval) over a specific time period if the portfolio were held unchanged over that period (VaR limit) and the credit risk limits with all financial counterparties, and it is structured in a manner that establishes different investment amounts tied to our organizational chart, where the Treasury Manager has the highest authorized amount. Our Financial Risk Department conducts a daily control over compliance with the limits established in the risk map. In the event that an exception is needed, the trading desk must apply for authorization from the CEO while maintaining the Asset & Liabilility Committee and the Risk Management Committee informed of all developments. In addition, the Risk Management Committee authorizes risk levels in terms of interest rate, foreign exchange rate, inflation and term imbalance risks. The Assets and Liabilities Committee is responsible for monitoring compliance with our market risk policies every two weeks.

In the course of its monthly meetings, our Board of Directors is advised of the full range of resolutions adopted by the Assets and Liabilities Committee, including: liquidity risk, market risk, foreign currency risk and interest rate risk management.

We evaluate, upgrade and improve market risk measurements and controls on a daily basis. In order to measure significant market risks (whether they arise in trading or non-trading portfolios), we use the value at risk methodology, or “VaR.” This methodology is based on statistical methods that take into account many variables that may cause a change in the value of its portfolios, including interest rates, foreign exchange rates, securities prices, volatility and any correlation among them. VaR is an estimation of potential losses that could arise from reasonably likely adverse changes in market conditions. It expresses the maximum amount of loss expected (given a confidence interval) over a specified time period, or “time horizon,” if that portfolio were held unchanged over that time period.

All VaR models, while forward looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaR models is therefore continuously monitored. As calculated, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a ten day time horizon at a one tailed 99% confidence interval. We assume a ten day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison. Additional information on our Risk Management is set forth in Note 23 to our audited consolidated financial statements.

The following table shows the five-day 99% confidence VaR for our combined trading portfolios in 2017, 2016 and 2015 (in thousands of Pesos):

	2017	2016	2015
Minimum	33,561	36,590	30,741
Maximum	128,835	111,622	59,350
Average	72,739	72,961	46,028
As of December 31,	81,986	45,385	30,741

The following chart shows the three-month 99% confidence interest rate risk VaR for our combined trading portfolios for 2017 (in thousands of Pesos)

Minimum	403,872
Maximum	591,639
Average	495,991
As of December 31, 2017	591,639

In order to take advantage of good trading opportunities, the Bank has sometimes increased risk; however, during periods of uncertainty, the Bank has also reduced it.

Interest Rate Risk

Central Bank Communication “A” 5580 did not impact our minimum capital requirements for interest rate risk and other related measures, not being part of the Pillar I capital requirements. Notwithstanding this fact, the Superintendency of Financial Institutions continues to review such risks and determines if there is a need for additional regulatory capital in case a predetermined threshold is surpassed or it finds clear evidence of an inappropriate management of this type of risk. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Limitations.”

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

As of July 1, 2018, the Central Bank Communication “A” 6397 will be in force for the whole local banking system, in compliance with Basel’s new document related to Interest Rate Risk in the Banking Book (IRRBB) (https://www.bis.org/bcbs/publ/d368.htm). The Bank and CCF will adapt their internal models to the requirements listed in that regulation.

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

Interest Rate Risk Capital Requirement

The Bank and CCF evaluate their minimum capital requirements relating to interest rate risk through the MVE-EaR model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The following chart shows the three-month 99% confidence interest rate risk VaR for our combined trading portfolios for 2017, 2016 and 2015 (in thousands of Pesos):

	2017	2016	2015
Minimum	403,872	223,082	160,590
Maximum	591,639	461,509	221,237
Average	495,991	348,404	196,582
As of December 31,	591,639	373,404	184,564

The Bank and CCF’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities.

The following tables show the Bank and CCF’s consolidated exposure to a positive interest rate gap, excluding CER adjusted securities:

	Remaining Maturity at December 31, 2017
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	6,096,738	686,209	41,631	85	6,824,663
Loans to the non-financial public sector (2)	4,892	26,631	—	—	31,523
Loans to the private and financial sector (2)	38,455,834	15,547,415	1,707,001	—	55,710,250
Other assets	105,715	—	—	—	105,715
Receivables from financial leases	892,352	1,609,311	5,986	—	2,507,649
Total interest-earning assets	45,555,531	17,869,566	1,754,618	85	65,179,800

Interest-bearing liabilities
Savings	27,929,157	—	—	—	27,929,157
Time deposits	17,891,418	300	—	—	17,891,718
Investment accounts	900,150	—	—	—	900,150
Subordinated notes	772,776	8,184,445	—	—	8,957,221
Liabilities with Argentine financial institutions	216,154	387,944	—	—	604,098
Liabilities with international banks and institutions	2,778,116	5,154	—	—	2,783,270
Total interest-bearing liabilities	50,487,771	8,577,843	—	—	59,065,614
Asset/liability gap	(4,932,240)	9,291,723	1,754,618	85	6,114,186
Cumulative asset/liability gap	(4,932,240)	4,359,483	6,114,101	6,114,186
Cumulative sensitivity gap as a percentage of total interest-earning assets	4.3%	19.3%	20.8%	20.8%

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

The table below shows the Bank’s consolidated exposure to an interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2017
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets in national currency
Investment Portfolio(1)	4,693,581	550,499	—	—	5,244,080
Loans to the non-financial public sector (2)	4,892	26,631	—	—	31,523
Loans to the private and financial sector (2)	30,981,968	10,869,346	1,648,415	—	43,499,729
Other assets	55,492	—	—	—	55,492
Receivables from financial leases	813,674	1,375,108	3,390	—	2,192,172
Total interest-earning assets	36,549,607	12,821,584	1,651,805	—	51,022,996

Interest-bearing liabilities in national currency
Savings	21,889,153	—	—	—	21,889,153
Time deposits	15,999,857	300	—	—	16,000,157
Investment accounts	900,150	—	—	—	900,150
Subordinated notes	772,776	7,511,557	—	—	8,284,333
Liabilities with Argentine financial institutions	216,154	387,944	—	—	604,098
Liabilities with international banks and institutions	—	—	—	—	—
Total interest-bearing liabilities	39,778,090	7,899,801	—	—	47,677,891
Asset/liability gap	(3,228,483)	4,921,783	1,651,805	—	3,345,105
Cumulative asset/liability gap	(3,228,483)	1,693,300	3,345,105	3,345,105
Cumulative sensitivity gap as a percentage of total interest-earning assets	6.3%	18.7%	20.3%	20.3%

(1) Includes government securities, instruments issued by the Central Bank and participation in our securitization trusts.

(2) Loan amounts are stated before deducting allowances for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2017
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	1,403,157	135,710	41,631	85	1,580,583
Loans to the private and financial sector(2)	7,473,866	4,678,069	58,586	—	12,210,521
Other assets	50,223	—	—	—	50,223
Receivables from financial leases	78,678	234,203	2,596	—	315,477
Total interest-earning assets	9,005,924	5,047,982	102,813	85	14,156,804

Interest-bearing liabilities in foreign currency
Savings	6,040,004	—	—	—	6,040,004
Time deposits	1,891,561	—	—	—	1,891,561
Subordinated notes	—	672,888	—	—	672,888
Liabilities with Argentine financial institutions	—	—	—	—	—
Liabilities with international banks and institutions	2,778,116	5,154	—	—	2,783,270
Total interest-bearing liabilities	10,709,681	678,042	—	—	11,387,723
Asset/liability gap	(1,703,757)	4,369,940	102,813	85	2,769,081
Cumulative asset/liability gap	(1,703,757)	2,666,183	2,768,996	2,769,081
Cumulative sensitivity gap as a percentage of total interest-earning assets	-4.1%	22.1%	23.1%	23.1%

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

Policies regarding foreign currency risk are applied at the level of our subsidiaries. Our foreign currency risk arises mainly from our operations in our capacity as a financial intermediary.

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2017, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.471.6 million, and this position generated a value at risk of Ps.38.6 million as of such date.

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

In addition, the Bank must comply with the liquidity coverage ratio, a 30-day horizon stress scenario, established by the Central Bank and the net stable funding ratio which will be implemented as of January 1, 2018.

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

Operational Risk Measuring Models

The risk management process is based on complying with several stages designed to evaluate the Bank’s vulnerability to operational risk events, minimizing operational risk. This method allows the Bank to achieve a better understanding of its operational risk profile and adopt the necessary measures to address any vulnerability. The stages are divided into:

•                  Identification of operational risk by implementing a Risk Control Self-Assessment model, which applies to each one of the Bank’s processes and IT assets.

•                  Measurement and evaluation of operational risk by establishing risk levels, evaluating the effectiveness of control mechanisms and determining residual risk for each of the Bank’s processes and IT assets.

•                  Mitigation, resulting from the application of plans of action and strategies designed to maintain risks within the levels established by the Board of Directors.

•                  Monitoring to quickly detect and address deficiencies in the policies, processes and procedures for managing operational risk, and to ensure constant improvement.

•                  Documenting the incidents and losses related to operational risk by establishing a database that allows for a comparison of the frequency and impact of operational risk events with the risk control self-assessment model.

The Bank and CCF have an Operational Risk Committee that is in charge of the enforcement of the operational risk policies and monitors the operational risks and operational risk events affecting the Bank and CCF. In addition, the Operational Risk Committee issues reports to the Bank’s and CCF’s high management, Risk Management Committee and Board of Directors.

The Bank and CCF internally evaluate their minimum capital requirements regarding operational risk through two different models:

•                  Banco Supervielle: has adopted a model that calculates (i) expected and unexpected losses, (ii) VaR (at a 99.9% confidence interval) and (iii) the minimum capital required to cover expected and unexpected losses. The holding period used is one year.

•                  CCF: has adopted a model that calculates (i) expected losses, (ii) VaR (at a 99.0% confidence interval) and (iii) the minimum capital required to cover unexpected losses. The holding period used is one year.

Item 12.  Description of Securities Other Than Equity Securities

Item 12.A            Debt Securities

Not applicable.

Item 12.B            Warrants and Rights

Not applicable.

Item 12.C            Other Securities

Not applicable.

Item 12.D            American Depositary Shares

Fees and Expenses

Holders of our ADRs are generally expected to pay fees to the depositary according to the schedule below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been Class B shares and the Class B shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders.  The depositary for our ADRs is The Bank of New York Mellon. In 2017, we received a dividend revenue share from the depositary for a total amount of Ps.128,684.90. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2017. In making this assessment, we and our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our and our management’s assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2017.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2017 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. Please see “Item 18. Financial Statements.”

Please see “Item 18. Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2017.

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

Item 16.B            Code of Ethics

We have adopted a code of ethics that is applicable to, among others, our CEO, CFO and principal accounting officer and persons performing similar functions, which is posted on our website at: https://www.gruposupervielle.com/English/Corporate-Governance/Corporate-Governance-policies/default.aspx. We did not modify our code of ethics during the year ended December 31, 2017. In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2017.

We have also adopted the following policies: (i) investor communication, confidentiality and insider trading information, (ii) conflict of interest, (iii) related parties transactions and (iv) travel and gift policies. These policies are posted on our website at www.gruposupervielle.com/English/Corporate-Governance/Corporate-Governance-policies/default.aspx.

Information contained or accessible through our website is not incorporated by reference in and should not be considered part of this annual report.

Item 16.C            Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2017 and 2016.

	2017	2016
	(in thousands of Pesos)
Audit Fees	26,812	16,809
Audit Related Fees	16,200	11,309
Tax Fees	1,510	1,490
All Other Fees	969	1,492
Total	45,491	31,100

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

Neither Argentine law nor our bylaws require us to have a majority of independent directors. However, pursuant to Section 109 of the Capital Markets Law, our Audit Committee must be composed of at least three members of the Board of Directors, the majority of which must be independent; thus, we are required to have at least two independent directors.

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

Pursuant to current CNV Rules, a director is not independent if such director is:

a)             a member of management or an employee of shareholders who hold material holding in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

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

This prohibition includes professional relations during the last three years prior to the designation; or

f)               the member is married or is a family member to an individual who would not qualify as independent.

“Material holdings” are shareholdings, either directly or indirectly, that represent at least 15% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors per class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its controlling shareholders.

Notwithstanding the foregoing, Resolution 730 of the CNV approved on April 12, 2018, redefined certain criteria to define the independence of directors, which standards will be in force as from the first annual ordinary meeting to be held after December 31, 2018. Among other assumptions , a director will not be independent if such director: (i) Has served  as director at the issuer, its parent company or another company belonging to the same economic group for more than 10 years. The condition of independent director will be recovered after having passed at least 3 years since the cessation of his position as director; (ii) Is also a member of the board of the parent company or another company belonging to the same economic group of the issuer by a relationship existing at the time of its election or that had ceased during the 3 years immediately preceding; (iii) Directly or indirectly, is the owner of 5% or more of shares with the right to vote and / or share capital in the issuer or in a company that has a ‘significant participation’ in it.

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

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written	Neither Argentine law nor our bylaws require the establishment of a compensation committee. We do not have a compensation

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
	charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	committee. However, we have a Human Resources committee which advises the Board of Directors on Senior Officers compensation schemes.

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

g)              verify the fulfillment of any applicable rules of conduct; and

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

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

Comparable provisions do not exist under Argentine law and CNV standards.

Item 16.H.        Mine Safety Disclosure

Not applicable.

Item  17.                  Financial Statements

Not applicable.

Item  18.                  Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.                     Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

2.1

Deposit Agreement among Grupo Supervielle, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

2.2

Indenture dated as of February 9, 2017 among Banco Supervielle S.A. as issuer, The Bank of New York Mellon as trustee, paying agent, calculation agent, registrar and transfer agent and Banco Santander Rio S.A. as Argentine registrar and transfer agent, Argentine paying agent and representative of the trustee in Argentina.

2.3

First supplemental indenture dated as of February 9, 2017 to the indenture dated as of February 9, 2017 among Banco Supervielle S.A. as issuer. The Bank of New York Mellon as trustee, registrar, calculation agent, paying agent and transfer agent and Banco Santander Rio S.A. as Argentine registrar, Argentine paying agent, Argentine transfer agent. and representative of the trustee in Argentina.

2.4

Second supplemental indenture dated as of February 9, 2017 to the indenture dated as of February 9, 2017 among Banco Supervielle S.A., as issuer, The Bank of New York Mellon as trustee, registrar, calculation agent, paying agent and transfer agent and Banco Santander Rio S.A. as Argentine registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina.

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

The amount of long-term debt securities of Grupo Supervielle authorized under any given instrument does not exceed 10% of its total assets on a consolidated basis. Grupo Supervielle hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SUPERVIELLE S.A.

	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer

Date: April 27, 2018.

GRUPO SUPERVIELLE S.A. AND SUBSIDIARIES

[PwC Office Letterhead]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grupo Supervielle S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).  Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing on Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Emphasis of Matter

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICE WATERHOUSE & Co. S.R.L.

By	/s/ DIEGO LUIS SISTO (Partner)
Diego Luis Sisto

Buenos Aires, Argentina

April 27, 2018

We have served as the Company’s auditor since 2008.

Grupo Supervielle S.A. and Subsidiaries

Consolidated Balance Sheet

As of December 31, 2017 and 2016

(Expressed in thousands of Argentine pesos)

	December 31,
	2017		2016
ASSETS
Cash and due from banks
Cash	Ps.	3,039,001	Ps.	1,879,885
Financial institutions and correspondents
Argentine Central Bank (Note 17)	7,083,631		5,736,955
Other local financial institutions (Note 17)	32,582		151,252
Foreign (Note 17)	924,137		378,633
Other	50,124		19,407
	Ps.	11,129,475	Ps.	8,166,132
Government and corporate securities (Note 5)
Holdings of trading securities	1,187,196		125,243
Unlisted Government securities	508,589		818,853
Investments in listed corporate securities	38,624		1,895
Securities issued by the Argentine Central Bank	13,611,627		1,414,053
	Ps.	15,346,036	Ps.	2,360,044
Loans (Note 6)
To the non-financial public sector	32,607		4,306
To the financial sector
Interbank loans (Call money loans granted)	30,000		25,000
Other loans to domestic financial institutions (Note 17)	379,466		419,456
Accrued interest, adjustments and exchange rate differences receivable	9,900		28,958

To the non-financial private sector and foreign residents
Overdrafts	3,616,843		3,110,097
Promissory notes	15,494,647		9,426,568
Mortgage loans	1,549,765		78,057
Automobile and other secured loans	313,724		65,076
Personal loans	14,818,163		9,916,776
Credit card loans	7,966,037		6,678,578
Foreign trade loans	11,215,752		5,311,475
Other loans	492,496		283,881
Accrued interest, adjustments and exchange rate differences receivable	1,397,740		773,961
Documented interest	(829,086)		(324,795)
Other	(83)		(1,738)
Less: Allowances (Note 7)	(1,533,598)		(899,147)
	Ps.	54,954,373	Ps.	34,896,509
Other receivables from financial transactions (Note 8)
Argentine Central Bank	855,261		535,351
Amounts receivable for spot and forward sales pending settlement (Note 8)	3,374,940		4,745
Securities receivable under spot and forward purchases pending settlement (Note 8)	56,781		594,730
Unlisted corporate bonds	66,619		29,166
Balances from forward transactions without delivery of underlying asset pending settlement	26,916		28,304
Other (Note 8)	2,191,205		2,586,247
Less: Allowances (Note 7)	(10,326)		(5,807)
	Ps.	6,561,396	Ps.	3,772,736

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Balance Sheet — Continued

As of December 31, 2017 and 2016

(Expressed in thousands of Argentine pesos)

	December 31,
	2017		2016
ASSETS (Continued)
Receivables from financial leases
Receivables from financial leases	Ps.	2,507,649	Ps.	1,516,227
Accrued interest and adjustments pending collection	36,908		26,882
Less: Allowances (Note 7)	(25,356)		(15,254)
	2,519,201		Ps.	1,527,855
Unlisted equity investments (Note 9)
Other	1,003		3,732
Less: Allowances (Note 13)	(269)		(231)
	Ps.	734	Ps.	3,501
Miscellaneous receivables
Minimum presumed income tax — Tax credit (Note 20)	26,183		8,408
Other (Note 8)	1,801,253		1,139,203
Less: Allowances (Note 13)	(50,492)		(37,295)
	Ps.	1,776,944	Ps.	1,110,316

Premises and equipment, net (Note 10)	Ps.	694,431	Ps.	621,575

Miscellaneous assets, net (Note 11)	Ps.	612,264	Ps.	425,501

Intangible assets
Goodwill (Note 12.1)	22,043		31,475
Other intangibles (Note 12.2)	302,458		253,987
	Ps.	324,501	Ps.	285,462

Unallocated items	51,923		36,411

Total Assets	Ps.	93,971,278	Ps.	53,206,042

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Balance Sheet — Continued

As of December 31, 2017 and 2016

(Expressed in thousands of Argentine pesos)

	December 31,
	2017		2016
LIABILITIES

Deposits
Non-financial public sector	Ps.	6,171,661	Ps.	2,587,253
Financial sector	15,702		9,326
Non-financial private sector and foreign residents
Current accounts	5,679,805		4,361,405
Savings accounts	29,578,994		13,205,937
Time deposits	13,014,886		11,677,322
Investment accounts	255,000		375,000
Other	1,328,837		3,510,701
Accrued interest and exchange rate differences payable	442,142		170,920
	Ps.	56,487,027	Ps.	35,897,864
Other liabilities from financial transactions
Argentine Central Bank — Other	6,514		4,966
Banks and international institutions (Note 14)	2,783,270		703,010
Unsubordinated negotiable obligations (Note 15.1)	8,307,202		1,966,936
Amounts payable for spot and forward purchases pending settlement (Note 8)	25,275		592,386
Securities to be delivered under spot and forward sales pending settlement (Note 8)	3,788,545		29,979
Loans from domestic financial institutions (Note 14)	620,800		983,823
Other (Note 8)	2,602,566		2,132,925
Accrued interest and exchange rate differences payable	309,182		100,809
	Ps.	18,443,354	Ps.	6,514,834
Miscellaneous liabilities
Directors’ and Statutory Auditors’ fees	1,743		1,534
Other (Note 8)	3,056,310		2,180,694
	Ps.	3,058,053	Ps.	2,182,228

Provisions (Note 13)	80,163		63,252
Subordinated negotiable obligations (Note 15.2)	685,873		1,378,758
Unallocated items	60,513		134,158
Non-controlling interests (Note 28)	11,497		103,397
Total Liabilities	Ps.	78,826,480	Ps.	46,274,491

SHAREHOLDERS’ EQUITY	15,144,798		6,931,551
Total Liabilities and Shareholders’ Equity	Ps.	93,971,278	Ps.	53,206,042

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Income

As of December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos)

	December 31,
	2017		2016		2015
Financial income

Interest on cash and due from banks	191		—		—
Interest on loans granted to the financial sector	90,151		73,754		9,173
Interest on overdrafts	1,162,923		996,571		594,315
Interest on promissory notes	2,479,741		1,906,421		1,400,099
Interest on mortgage loans	24,184		7,275		10,014
Interest on automobile and other secured loans	30,916		17,271		32,678
Interest on credit card loans	1,802,522		1,733,606		1,289,386
Interest on financial leases	413,029		329,550		178,219
Interest on other loans	6,281,543		3,715,110		2,186,064
Income from government and corporate securities	2,373,060		1,241,554		689,472
Interest on other receivables from financial transactions	192		217,662		38,066
Income from options	—		—		483
Consumer price index adjustment (“CER”)	85,617		1,724		374
Exchange rate differences on gold and foreign currency	250,758		367,436		44,735
Other (Note 19)	499,844		186,645		268,666
	Ps.	15,494,671	Ps.	10,794,579	Ps.	6,741,744

Financial expenses
Interest on current account deposits	637,696		—		—
Interest on savings account deposits	3,702		4,639		4,830
Interest on time deposits	1,982,098		2,803,306		2,168,344
Interest on interbank loans (call money loans)	28,720		31,173		18,933
Interest on other loans from the financial sector	180,160		309,462		137,982
Interest on other liabilities from financial transactions	128,237		128,027		266,760
Interest on subordinated obligations	325,961		267,542		81,282
Other interest	1,651,228		401,079		56,404
Consumer price index adjustment (CER)	11,001		920		276
Contributions made to Deposit Insurance Fund	82,721		87,619		180,704
Other (Note 19)	1,162,764		832,758		470,535
	Ps.	6,194,288	Ps.	4,866,525	Ps.	3,386,050

Gross financial margin - gain	9,300,383		5,928,054		3,355,694

Loan loss provisions (Note 7)	1,820,169		1,057,637		543,844

Services fee income
In relation to lending transactions	765,006		515,353		384,047
In relation to deposits transactions	1,429,671		922,403		678,531
Other commissions	198,136		136,362		77,071
Other (Note 19)	2,580,459		1,953,398		1,696,059
	Ps.	4,973,272	Ps.	3,527,516	Ps.	2,835,708

Services fee expense
Commissions	787,425		544,044		365,847
Other (Note 19)	708,423		536,616		412,645
	Ps.	1,495,848	Ps.	1,080,660	Ps.	778,492

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Income - Continued

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2017		2016		2015
Administrative expenses
Personnel expenses	Ps.	5,475,680	Ps.	3,859,525	Ps.	2,767,111
Directors’ and statutory auditors’ fees	80,862		73,894		59,475
Other professional fees	426,204		286,507		186,586
Advertising and publicity	272,769		226,350		165,413
Taxes	615,896		452,081		268,520
Depreciation of premises and equipment (Note 10)	118,594		81,558		56,637
Amortization of other intangibles (Note 12.2)	128,875		111,284		92,431
Other operating expenses	1,034,532		847,218		584,341
Other	237,210		121,864		80,889
	Ps.	8,390,622	Ps.	6,060,281	Ps.	4,261,403

Subtotal - Income from financial transactions	Ps.	2,567,016	Ps.	1,256,992	Ps.	607,664

Income from insurance activities	479,061		606,143		175,947
Miscellaneous income
Results from equity investments	26,099		—		3
Default interests	92,739		82,142		51,907
Loans recovered and allowances reversed	167,844		130,987		60,199
Other (Note 19)	257,611		216,755		255,056
Result from discontinued operations	1,549		—		—
	Ps.	545,842	Ps.	429,884	Ps.	367,165
Miscellaneous losses
Results from equity investments	—		4,996		—
Default interests and charges paid to the Argentine Central Bank	4,164		1,598		176
Loan loss provisions for miscellaneous receivables and other provisions	44,796		76,627		23,863
Depreciation and losses from miscellaneous assets (Note 11)	11,184		7,740		7,311
Amortization of goodwill (Note 12.2)	9,222		9,295		9,302
Other (Note 19)	307,114		358,690		172,775
	Ps.	376,480	Ps.	458,946	Ps.	213,427

Non-controlling interests result	Ps.	(5,897)	Ps.	(22,166)	Ps.	(16,080)

Income before tax	3,209,542		1,811,907		921,270

Income tax (Note 20)	Ps.	(772,483)	Ps.	(500,603)	Ps.	(247,161)

Net Income for the fiscal year	Ps.	2,437,059	Ps.	1,311,304	Ps.	674,109

Basic earnings per share	6.20		4.10		4.42

Diluted earnings per share	6.20		4.10		4.42

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos)

Contribution from shareholders	Reserves	Total Shareholders’
Capital Stock	Paid-in Capital	Legal	Other	Retained earnings	Equity

Balance at December 31, 2014	Ps.	124,485	Ps.	91,543	Ps.	24,897	Ps.	1,103,141	Ps.	362,920	Ps.	1,706,986
Distribution of retained earnings by the shareholders’ meeting on April 30,2015
Other Reserves	—	—	—	355,535	(355,535)	—
Dividend distribution	—	—	—	—	(7,385)	(7,385)
Capitalization of retained earnings	124,485	—	—	(124,485)	—	—
Net Income for the year	—	—	—	—	674,109	674,109
Balance at December 31, 2015	Ps.	248,970	Ps.	91,543	Ps.	24,897	Ps.	1,334,191	Ps.	674,109	Ps.	2,373,710
Distribution of retained earnings by the shareholders’ meeting on April 19, 2016
Legal Reserves	—	—	24,897	—	(24,897)	—
Other Reserve	—	—	—	624,050	(624,050)	—
Dividend distribution	—	—	—	—	(25,162)	(25,162)
Contribution from shareholders	114,807	3,156,892	—	—	—	3,271,699
Net Income for the year	—	—	—	—	1,311,304	1,311,304
Balance at December 31, 2016	Ps.	363,777	3,248,435	49,794	1,958,241	1,311,304	6,931,551
Distribution of retained earnings by the shareholders’ meeting on April 27, 2017
Legal Reserves	—	—	22,961	—	(22,961)	—
Other Reserve	—	—	—	1,222,843	(1,222,843)	—
Dividend distribution	—	—	—	—	(65,500)	(65,500)
Contribution from shareholders	92,945	5,748,743	—	—	—	5,841,688
Net Income for the year	—	—	—	—	2,437,059	2,437,059
Balance at December 31, 2017	Ps.	456,722	8,997,178	72,755	3,181,084	2,437,059	15,144,798

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos)

	December 31,
	2017		2016		2015
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	Ps.	9,688,554	Ps.	7,616,502	Ps.	4,046,180
Cash and cash equivalents at the end of the year	25,421,865		9,688,554		7,616,502
Net increase in cash and cash equivalents	Ps.	15,733,311	Ps.	2,072,052	Ps.	3,570,322
Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments)/collections related to:
Government and corporate securities	Ps.	2,140,023	Ps.	(947,998)	Ps.	744,287
Loans
To the financial sector	144,199		(217,926)		(169,047)
To the non-financial public sector	(25,002)		5,951		5,747
To the non-financial private sector and foreign residents	(9,702,001)		(4,863,859)		(184,866)
Other receivables from financial transactions	(1,880,356)		(67,871)		76,259
Receivables from financial leases	(551,434)		(60,992)		(219,970)
Deposits
To the financial sector	6,376		(241,655)		100,164
To the non-financial public sector	3,244,458		1,352,419		(314,813)
To the non-financial private sector and foreign residents	14,371,284		7,994,649		4,827,512
Other liabilities from financial transactions
Interbank loans (call money loans received)	(178,925)		119,032		(139,115)
Other (except for liabilities included in Financing Activities)	727,743		(589,851)		(417,149)
Collections related to income from services	5,789,970		4,436,397		3,040,982
Payments related to expenses for services	(1,775,300)		(1,279,764)		(902,340)
Administrative expenses paid	(7,537,254)		(5,340,482)		(3,608,264)
Payment of organization and development expenses	(156,309)		(97,184)		(100,886)
Net collections of penalty interest	92,739		82,142		51,907
Differences deriving from court resolutions paid	(4,918)		(1,480)		—
Other (payments) / collections related to miscellaneous income and losses	(10,269)		(100,958)		23,913
Net payments related to other operating activities	(1,088,322)		(163,934)		(73,512)
Income tax/Minimum Presumed Income Tax paid	(461,678)		(310,983)		(290,971)
Net cash provided by / (used in) operating activities	Ps.	3,145,024	Ps.	(294,347)	Ps.	2,449,838
Cash Flow from investing activities
Net (payments) / collections related to bank premises and equipment	(175,841)		(494,253)		35,742
Net (payments) / collections related to miscellaneous assets	(145,140)		35,520		(220,287)
Payments for sales of equity investments	33,112		(21)		—
Other collections / (payments) for investing activities	5,053		(18,510)		(4,289)
Net cash used in investing activities	Ps.	(282,816)	Ps.	(477,264)	Ps.	(188,834)

Grupo Supervielle S.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos)

	December 31,
	2017		2016		2015
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations	Ps.	5,288,294	Ps.	371,069	Ps.	638,722
Argentine Central Bank	1,548		1,843		2,092
International banks and institutions	2,098,285		568,385		74,445
Subordinated negotiable obligations	(1,058,813)		(123,811)		(74,684)
Financing received from Argentine financial institutions	(228,665)		(1,686,277)		254,113
Contributions from shareholders	5,841,688		3,301,137		—
Payment of dividends	(65,500)		(25,503)		(7,385)
Other payments from Financing Activities	(7,256)		(19,757)		(16,616)
Net cash provided by financing activities	Ps.	11,869,581	Ps.	2,387,086	Ps.	870,687
Financial income on cash and cash equivalents (including interest and monetary results)	1,001,522		456,577		438,631
Net increase in cash and cash equivalents	Ps.	15,733,311	Ps.	2,072,052	Ps.	3,570,322

The accompanying notes are an integral part of these consolidated financial statements

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

2.                  Basis of Consolidation

Grupo Supervielle’s consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held by Grupo Supervielle in each of those companies’ capital stock are as follows:

	December 31,	December 31,	December 31,
Issuing Company	2017	2016	2015
Grupo Supervielle S.A.
Banco Supervielle S.A. (“Banco”)	99.88%	98.23%	97.39%
Cordial Compañía Financiera S.A. (“CCF”)	99.89%	98.32%	97.52%
Cordial Microfinanzas S.A. (“Cordial”)	—	99.77%	99.67%
Sofital S.A.F. e II (“Sofital”)	100.00%	100.00%	95.03%
Tarjeta Automática S.A. (“Tarjeta”)	99.99%	99.78%	99.68%
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“SAM”)	100.00%	100.00%	99.75%
Espacio Cordial de Servicios S.A. (“ECS”)	100.00%	100.00%	99.75%
Supervielle Seguros S.A. (“SS”)	100.00%	100.00%	99.75%

Intercompany balances and transactions have been eliminated in consolidation.

3.                  Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with the rules of the Argentine Central Bank (“BCRA”) which prescribes the generally accepted accounting principles for all banks in Argentina (“Argentine Banking GAAP”), which differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”).

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

3.1 Presentation of Financial Statements in Constant Argentine Pesos

The consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine Banking GAAP and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine Banking GAAP recognition of the effects of inflation has been resumed. In accordance with BCRA Communication “A” 3,921, inflation accounting was discontinued as from March 1, 2003.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

The lack of objective data throughout the historical series, during 2015 and the first four months of 2016, regarding the Consumer Price Index (“CPI”) and the Wholesale Price Index (“WPI”), the existence of other qualitative and quantitative indicators, such as the program established by the BCRA to foster monetary stability that aims to induce a systematic and sustainable low inflation rate, and, the fact that in 2017, the market has evidenced a strong downward trend of inflation rate. All in all, this data allow the Group to estimate that the preparation of the consolidated financial statements in accordance with the applicable criteria under a hyperinflationary economy is not required. The Group considers that this conclusion is consistent whit that of most companies with operations in Argentina reporting under Argentine GAAP. The Group reassesses inflation data periodically to determine whether this conclusion continues to be reasonable.

However, in the recent past years, certain macroeconomic indicators have suffered significant fluctuations, a fact that must be considered when assessing and interpreting the financial condition and performance as shown in these Financial Statements.

3.2 Foreign Currency

Assets and liabilities denominated in foreign currencies are converted into pesos using the year-end exchange rates. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange on the date of transaction settlement. Foreign exchange differences were recorded in the statement of income for each year in the caption “Exchange rate differences on gold and foreign currency”

3.3 Gold

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

following the procedure described in Note 3.2. Realized and unrealized exchange gains and losses are recorded in financial income for each year. Changes in fair value of these securities are recorded as financial income.

b)                 Securities measured at cost plus accrued interest: These securities, that do not have an active market in accordance with Central Bank rules, are valued at acquisition cost plus financial results accrued, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related consolidated statements of income. This category includes securities recorded under the caption “Unlisted Government securities”.

Investments in listed corporate securities

These securities have been valued at their market price at each year-end. Changes in valuation of these securities are recorded as financial income for each year.

3.5 Interest Income (Expense)

Interest income and expense has been accrued according to a compound interest formula in the period in which it was generated, except those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

•                     Unlisted corporate bonds: Have been valued at acquisition cost plus accrued interest at year-end.

•                     Other receivables not included in the Debtor Classification Regulations: This caption includes participation certificates issued by trusts and investments in mutual funds Participation certificates issued by trusts have been accounted for under the equity method, and debt securities issued by trusts in pesos and in foreign currency been accounted for at cost plus accrued interest. Investments in mutual funds have been accounted for at fair value, using net asset values at each balance sheet date. Changes in valuation are recognized in the statement of income.

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

3.11    Unlisted equity investments

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Investments in which the Group does not exercise significant influence are accounted for at cost, adjusted for inflation where applicable, as indicated in Note 3.1, with the limit of their respective equity value calculated based on the latest financial statements of the issuers available at the year-end.

3.12 Premises and Equipment, net

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

On December 27, 2017, the Argentine Congress approved a comprehensive income tax reform that will become effective as 2018. This tax reform, among other things, reduces the 35% income tax rate to 30% for 2018 and 2019, and to 25% from 2020 onwards, and imposes a withholding income tax on dividends paid by an Argentine entity of 7% for 2018 and 2019 increasing this percentage to 13% from 2020 onwards.

3.20              Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of less than three months according to the following detail:

	December 31,
	2017		2016		2015
Cash and due from banks	Ps.	11,129,475	Ps.	8,166,132	Ps.	6,808,591
Securities issued by the BCRA — listed	13,611,524		336,785		645,218
Investments in money market funds	680,866		1,185,637		162,693
Cash and cash equivalents	Ps.	25,421,865	Ps	9,688,554	Ps	7,616,502

Reconciliation between balances as appearing on the Balance sheet and the items considered as Cash and cash equivalents:

	December 31,
	2017		2016		2015
Cash and due from banks
As per the Balance sheet	Ps.	11,129,475	Ps.	8,166,132	Ps.	6,808,591
As per the Statement of cash flows	Ps.	11,129,475	Ps.	8,166,132	Ps.	6,808,591
Government and corporate securities
Securities issued by the BCRA
As per the Balance sheet	Ps.	13,611,627	Ps.	1,414,053	Ps.	691,246
BCRA bills and notes — unlisted	Ps.	(103)	(1,077,268)		(46,028)
As per the Statement of cash flows	Ps.	13,611,524	Ps.	336,785	Ps.	645,218
Other receivables from financial transactions
Other receivables not included in the debtor classification regulations
Financial trust Participation Certificates, Financial trust debt securities and other (Note 8)	Ps.	1,251,073	Ps.	1,928,212	Ps .	1,543,389
Other assets	Ps.	(570,207)	(742,575)		(1,380,696)
As per the Statement of cash flows	Ps.	680,866	Ps.	1,185,637	Ps.	162,693

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

3.22              Impairment of long-lived assets

The Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss is only reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

4.                  Restricted Assets

At December 31, 2017 and 2016, the following Group’s assets are restricted:

	December 31,
Item	2017		2016
Loans
In guarantee of secured borrowings	Ps.	28,075	Ps.	178,862
	Ps.	28,075	Ps.	178,862

Other receivables from financial transactions
Special guarantee accounts in BCRA (a)	Ps.	855,261	Ps.	535,351
Others	—		620
	Ps.	855,261	Ps.	535,971

Miscellaneous receivables
Trust guarantee deposits	Ps.	15,057	Ps.	7,893
Guarantee deposits for forward transactions	245,550		114,820
Guarantee deposits for repurchase agreements	—		59,014
Guarantee deposits for credit cards	161,079		135,297
Other guarantee deposits	26,295		21,316
Total	Ps.	447,781	Ps.	338,340

(a)         Includes the special accounts balances as security for activities related to automated clearing house

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

5.              Government and Corporate Securities

Government and corporate securities consist of the following:

	December 31,
	2017		2016
Holding of Government Securities
Measured at fair value	Ps.	1,187,196	Ps.	125,243
Measured at amortized cost	508,589		818,853
Total	Ps.	1,695,785	Ps.	944,096

Securities issued by the BCRA
Measured at fair value	13,611,524		336,785
Measured at amortized cost	103		1,077,268
Total	Ps.	13,611,627	Ps.	1,414,053

Investment in listed corporate securities
Argentine shares	38,624		1,895
Total	Ps.	38,624	Ps.	1,895

Total government and corporate securities	Ps.	15,346,036	Ps.	2,360,044

The maturities as of December 31, 2017, of government and corporate securities were as follows:

	Maturing within
	Carrying value		1 year	1 to 5 years	5 to 10 years	After 10 years

Listed Government Securities	Ps.	1,187,196	1,051,558	81,940	53,571	127
Unlisted Government Securities	508,589		508,589	—	—	—
Securities issued by the BCRA	13,611,627		13,611,627	—	—	—
Investment in listed corporate securities	38,624		38,624	—	—	—
	Ps.	15,346,036	15,210,398	81,940	53,571	127

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Automobile and other secured loans — loans where collateral is pledged as an integral part of the loan document.

Personal loans — loans to individuals.

Credit card loans — loans to credit card holders.

Foreign Trade loans — loans to exporters / importers.

Government securities loans — loans where government securities are exchanged.

Other — includes mainly short-term loans for export prefinancing and financing.

As of December 31, 2017 and 2016, the classification of the Group’s loan portfolio pursuant to BCRA regulations was as follows:

	December 31,
	2017		2016

Non-financial public sector	Ps.	32,607	Ps.	4,306
Financial sector (Argentine)	419,366		473,414
Non-financial private sector and foreign residents	56,035,998		35,317,936
Commercial
- With self-liquidating preferred guarantees	821,715		538,046
- With other preferred guarantees	4,205,026		1,891,658
- Without preferred guarantees	21,544,937		14,312,177
Consumer
- With self-liquidating preferred guarantees	132,542		90,109
- With other preferred guarantees	1,636,559		108,021
- Without preferred guarantees	27,695,219		18,377,925
Subtotal	56,487,971		35,795,656
Less: Allowance (Note 7)	(1,533,598)		(899,147)
Total	Ps.	54,954,373	Ps.	34,896,509

Loans with “Self-liquidating preferred guarantees” consist mainly of loans secured by cash collateral, gold collateral, warrants over primary products and other forms of collateral of self-liquidation.

Loans with “Other preferred guarantees” consist, in general, of loans secured by mortgages and other forms of collateral pledged to secure the loan amount.

Loans “Without preferred guarantees” consist, in general, of unsecured loans.

The following industry segments comprised the most significant loan concentrations as of December 31, 2017 and 2016:

	December 31,
	2017	2016
Financial Sector	3.2%	3.4%
Services	5.3%	3.6%
Primary Products	10.5%	8.1%
Consumer	56.2%	58.2%
Retail Trade	2.7%	3.7%
Construction	8.0%	8.8%
Manufacturing	7.2%	4.4%
Other	6.9%	9.8%

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Substantially all of Group´s operations, property and customers are located in Argentina. Therefore, the performance of loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

7.              Allowance for Loan Losses

The activity in the allowance for loan losses (which includes the allowances for loans, for other receivables from financial transactions and for receivables from financial leases) for the years ended December 31, 2017, 2016 and 2015, was as follows:

	December 31,
	2017		2016		2015

Balance at beginning of year	Ps.	(920,208)	Ps.	(638,648)	Ps.	(429,358)
Provision charged to income	(1,820,169)		(1,057,637)		(543,844)
Write-offs and reversals	1,171,097		776,077		334,554
Balance at end of year	Ps.	(1,569,280)	Ps.	(920,208)	Ps.	(638,648)

The Group has entered into certain renegotiations with customers. The Group has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses.

8.              Other Receivables and Liabilities from Financial Transactions, Miscellaneous Receivables and Miscellaneous Liabilities

The composition of other receivables from financial transactions, by type of guarantee, as of December 31, 2017 and 2016 was as follows:

	December 31,
	2017		2016

Preferred guarantees, including deposits with BCRA	Ps.	855,261	Ps.	535,351
Unsecured	5,716,461		3,243,192
Allowance (Note 7)	(10,326)		(5,807)
	Ps.	6,561,396	Ps.	3,772,736

The breakdown of the caption “other” included in “Other receivables from financial transactions” in the balance sheet was as follows:

	December 31,
	2017		2016
Other receivables not included in the debtor classification regulations
Financial Trust Participation Certificates	Ps.	470,238	Ps.	530,607
Financial Trust Debt Securities	99,969		100,644
Money Market Funds	680,866		1,185,637
Other Mutual Funds	—		110,951
Other	—		373
Other payments by third parties	15,966		11,979
Other financing	681,476		376,601
Accrued commissions receivable	77,497		113,371
Other	165,193		156,084
	Ps.	2,191,205	Ps.	2,586,247

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

The breakdown of the caption “other” included in “Other liabilities from financial transactions” in the balance sheet was as follows:

	December 31,
	2017		2016

Collections and other operations on behalf of third parties	Ps.	1,465,674	Ps.	953,743
Sundry (payment orders abroad)	342,877		464,070
Other withholdings and collection	452,209		455,663
Social security payment orders pending settlement	123,538		82,761
Liabilities for financing of purchases	19,799		29,845
Other	198,469		146,843
	Ps.	2,602,566	Ps.	2,132,925

The breakdown of the caption “other” included in “Miscellaneous receivables” in the balance sheet was as follows:

	December 31,
	2017		2016

Guarantee deposits	Ps.	448,979	Ps.	339,340
Sundry debtors	821,205		397,399
Payments in advance	134,962		109,568
Tax advances	136,959		95,116
Loans to employees	179,300		190,925
Receivables from sale of assets	65,650		998
Other	14,198		5,857
	Ps.	1,801,253	Ps.	1,139,203

The breakdown of the caption “other” included in “Miscellaneous liabilities” in the balance sheet was as follows:

	December 31,
	2017		2016

Tax payable	Ps.	944,982	Ps.	727,218
Payroll and social security	788,046		583,317
Sundry creditors	1,152,847		678,246
Collections in advance	166,772		156,382
Other	3,663		35,531
	Ps.	3,056,310	Ps.	2,180,694

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

The Group enters into forward transactions related to government securities and foreign currencies. The Group recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	December 31,
	2017	2016
Amounts receivable from spot and forward sales pending settlement	3,374,940	4,745
Receivables from repo transactions of government securities	3,352,271	—
Receivable from spot sales of government and private securities pending settlement	17,151	3,501
Receivables from spot sales of foreign currency pending settlement	1,967	1,091
Receivables from other spot sales pending settlement	3,551	153
Securities and foreign currency receivable from spot and forward purchases pending settlement	56,781	594,730
Spot purchases of government and private securities pending settlement	22,411	980
Spot purchases of foreign currency pending settlement	31,411	3,322
Forward purchases of securities under repo transactions	—	590,266
Other spot purchases pending settlement	2,959	162
Amounts payable for spot and forward purchases pending settlement	25,275	592,386
Payables for spot purchases of government securities pending Settlement	22,352	970
Payables for spot purchases of foreign currency pending settlement	5	—
Payables for forward purchases of securities under repo transactions	—	591,264
Other payables for spot purchase pending settlement	2,918	152
Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,788,545	29,979
Forward sales of government securities under repo transactions	3,758,266	3,500
Spot sales of foreign currency pending settlement	26,696	26,317
Other forward sales pending settlement	3,583	162

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 3.8).

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

9.              Unlisted equity Investments

Equity investments in other companies consisted of the following as of December 31, 2017 and 2016:

	December 31,
	2017		2016
In Complementary and authorized activities
Mercado Abierto Electrónico S.A.	Ps.	61	Ps.	61
SEDESA S.A.	37		39
Argencontrol S.A.	25		25
Compensadora Electrónica S.A.	56		54
Provincanje S.A.	684		684
Total equity investments in Complementary and authorized activities	Ps.	863	Ps.	863

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

	December 31,
	2017		2016
In Non-financial Institutions
Viñas del Monte S.A.	Ps.	—	Ps.	2,730
San Luis Trading S.A.	51		51
SWIFT S.A.	1		1
Other	88		87
Total equity investments in non-financial institutions	Ps.	140	Ps.	2,869
Less: Allowances (Note 13)	Ps.	(269)	Ps.	(231)
Total Equity investments	Ps.	734	Ps.	3,501

The interests in mutual guarantee companies are not above detailed, as their aggregated amount is lower than Ps. 1.

10.       Premises and Equipment, net

The major categories of premises and equipment as December 31, 2017 and 2016 were as follows:

	December 31,
	2017		2016

Land and buildings	Ps.	351,587	Ps.	368,400
Furniture and fittings	64,386		61,009
Machinery and equipment	251,365		169,028
Vehicles	27,093		23,138
	Ps.	694,431	Ps.	621,575

Accumulated depreciation included in the above categories was Ps. 474,654 and Ps. 356,060 as of December 31, 2017 and 2016, respectively. Depreciation expense was Ps. 118,594, Ps. 81,558 and Ps. 56,637 as of December 31, 2017, 2016 and 2015, respectively.

11.       Miscellaneous Assets

Miscellaneous assets consisted of the following as of December 31, 2017 and 2016:

	December 31,
	2017		2016

Construction in progress	Ps.	279,659	Ps.	22,267
Advances for purchase of assets	832		249
Stationery and office supplies	35,364		20,449
Works of art	3,739		3,455
Assets taken as guarantee for loans	325		331
Others miscellaneous assets	292,345		378,750
	Ps.	612,264	Ps.	425,501

Depreciation expense was Ps. 11,184, Ps. 7,740 and Ps 7,311 as of December 31, 2017, 2016 and 2015, respectively.

12.       Intangible Assets

12.1 Goodwill

As of December 31, 2017 and 2016 goodwill breakdown is as follows:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

		December 31,
	Estimated Useful life (years)	2017		2016
Goodwill for the purchase of Banco Regional de Cuyo S.A., net of accumulated amortization	10	Ps.	2,556	Ps.	6,391
Goodwill for the purchase of Cordial Compañía Financiera, net of accumulated amortization	10	18,526		23,697
Goodwill for the purchase of Supervielle Seguros S.A., net of accumulated amortization	10	954		1,130
Others		7		257
Total		Ps.	22,043	Ps.	31,475

12.2 Other Intangible Assets

As of December 31, 2017 and 2016, the organization and development costs breakdown is as follows:

		December 31,
	Estimated useful life (years)	2017	2016
Cost from information technology projects (a)	5	208,752	Ps.	142,946
Other capitalized cost (b)	5	93,706	111,041
Total		302,458	Ps.	253,987

(a) Under Central Bank rules, the Bank capitalizes software cost relating to preliminary application development and post implementation stages of software development.

(b) Under Central Bank rules, the Bank records cost inherent to the improvements in leased building.

Amortization expense of goodwill and other intangible assets was Ps. 138,097, Ps. 120,579 and Ps. 101,733 as of December 31, 2017, 2016 and 2015, respectively, which was recorded in Administrative expenses and Miscellaneous Losses.

13.       Allowances and Provisions

Allowances on other assets and provisions as of December 31, 2017 and 2016 were as follows:

	December 31,
	2017		2016

Allowances against asset accounts:
Unlisted equity investments (a)	Ps.	269	Ps.	231
Miscellaneous receivables, for collection risk (b)	50,492		37,295
	Ps.	50,761	Ps.	37,526
Provisions:
For contingent commitments	3,985		2,347
Other contingencies (c)	76,178		60,905
Total Provisions	Ps.	80,163	Ps.	63,252

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

14.       Other Liabilities from Financial Transactions - Banks and International Institutions, and Loans from Domestic Financial Institutions

The Group borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
Description	2017		2016
Banks and International Institutions
Contractual long-term liabilities	Ps.	5,168	Ps.	31,342
Contractual short-term liabilities	Ps.	2,778,102	Ps.	671,668

Total Banks and International Institutions	Ps.	2,783,270	Ps.	703,010

Loans from Domestic Financial Institutions
Contractual long-term liabilities	Ps.	387,944	Ps.	43,564
Contractual short-term liabilities	Ps.	232,856	Ps.	940,259

Total Loans from Domestic Financial Institutions	Ps.	620,800	Ps.	983,823
Total	Ps.	3,404,070	Ps.	1,686,833

As of December 31, 2017 maturities of the above long-term loans for each of the fiscal years 2019 through 2021 and thereafter were as follows:

Contractual long-term Liabilities
2020	Ps.	116,323
2021	104,207
Thereafter	172,582
	Ps.	393,112

15.       Other Liabilities from Financial Transactions - Unsubordinated and Subordinated Negotiable Obligations

15.1 Unsubordinated Negotiable Obligations

The amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows:

			Annual	December 31,
	Issue date	Maturity date	interest rate	2017		2016
Short-Term
Grupo Supervielle Class XX	07/28/2015	01/28/2017	Mixed	Ps.	—	129,389
Cordial Compañía Financiera Class IX	10/06/2015	10/06/2017	Badlar + Spread 5.95%	Ps.	—	83,750
Cordial Compañía Financiera Class X	05/19/2016	11/19/2017	Badlar + Spread 5.50%	Ps.	—	197,000
Cordial Compañía Financiera Class XII	12/23/2016	12/23/2017	24.90%	Ps.	—	154,214
Cordial Compañía Financiera Class XIII	12/16/2016	06/23/2018	Badlar + Spread 4,00%	Ps.	151,429	—
Cordial Compañía Financiera Class XI	10/25/2016	04/24/2018	Badlar + Spread 3.57%	Ps.	200,000	—
Banco Supervielle Class V	11/19/2015	05/20/2017	Badlar + Spread 4.50%	Ps.	—	339,715
Banco Supervielle Class VI	10/12/2016	10/12/2018	Badlar + Spread 3,50%	Ps.	421,347	—

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

			Annual	December 31,
	Issue date	Maturity date	interest rate	2017		2016
Banco Supervielle Class VII	11/15/2016	11/17/2017	Badlar + Spread 3.50%	Ps.	—	268,273
Total short-term liabilities				Ps.	772,776	1,172,341
Long-Term
Grupo Supervielle Class XIII	01/31/2014	01/31/2019	Badlar +Spread 6.25%	Ps.	22,870	22,659
Banco Supervielle Class VI	10/07/2016	10/12/2018	Badlar + Spread 3.50%	Ps.	—	420,507
Cordial Compañía Financiera Class XI	10/25/2016	04/24/2018	Badlar + Spread 3.57%	Ps.	—	200,000
Cordial Compañía Financiera Class XIII	12/23/2016	06/23/2018	Badlar + Spread 4.00%	Ps.	—	151,429
Cordial Compañía Financiera Class XIV	05/11/2017	05/11/2019	Badlar + Spread 3,50%	Ps.	555,396	—
Cordial Compañía Financiera Class XV	08/24/2017	02/23/2019	Badlar + Spread 3,75%	Ps.	411,410	—
Cordial Compañía Financiera Class XVI	11/22/2017	11/21/2019	Spread 4,25% + TM20	Ps.	532,308	—
Banco Supervielle Class A	02/09/2017	08/09/2020	Badlar + Spread 4,50%	Ps.	4,731,379	—
Banco Supervielle Class B	12/22/2017	12/22/2019	TM20 + Spread 3,25%	Ps.	625,271	—
Banco Supervielle Class C	12/22/2017	12/22/2021	Badlar + Spread 4,25%	Ps.	655,792	—
Total long-term liabilities				Ps.	7,534,426	794,595
				Ps.	8,307,202	1,966,936

As of December 31, 2017 and 2016, interest and principal on all of the above debt securities were payable in Pesos.

Accrued interest on the above liabilities for Ps. 282,183 and Ps. 74,749 as of December 31, 2017 and 2016 is included under the caption “Other Liabilities from Financial Transactions” in the accompanying balance sheet.

15.2 Subordinated Negotiable Obligations

The amounts outstanding and the terms corresponding to outstanding subordinated negotiable obligations at the dates indicated were as follows:

				December 31,
	Issue date	Maturity date	Annual interest rate	2017		2016
Subordinated Negotiable obligations
Banco Supervielle Class I	11/08/10	11/11/17	11.375%	—		800,674
Banco Supervielle Class III	8/15/13	8/20/20	7.00%	431,701		363,623
Banco Supervielle Clas IV	11/14/14	11/18/21	7.00%	254,172		214,461
Total long-term liabilities				Ps.	685,873	Ps.	1,378,758

As of December 31, 2017, interest and principal on all of the above subordinated negotiable obligations were payable in US Dollars.

Each line of the “Subordinated Negotiable Obligations” includes accrued interest for a total amount of Ps. 12,985 and Ps. 23,485 as of December 31, 2017 and 2016.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Subordinated long-term negotiable obligations as of December 31, 2017 mature as follows:

2018	Ps.	12,985
2019		—
2020		420,845
2021		252,043
Total	Ps.	685,873

16.                               Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2017		2016
Assets:
Cash and due from banks	Ps.	6,090,701	Ps.	3,736,333
Government and corporate securities	1,685,490		886,997
Loans	12,307,602		5,539,631
Other receivables from financial transactions	101,856		158,894
Receivables from financial leases	317,401		50,023
Equity investments in other companies	1		1
Miscellaneous receivables	724,457		125,785
Unallocated items	4,605		3,597
Total	Ps.	21,232,113	Ps.	10,501,261
Liabilities:
Deposits	Ps.	14,085,744	Ps.	7,402,682
Other liabilities from financial transactions	3,255,107		1,180,392
Miscellaneous liabilities	89,396		35,313
Subordinated Negotiable Obligations	685,873		1,378,757
Unallocated items	7,378		12,134
Total	Ps.	18,123,498	Ps.	10,009,278

17.                               Deposits and Interest-bearing Deposits with Other Banks

Interest-bearing Deposits with Other Banks:

a)             Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 7,083,631 and 5,736,955 as of December 31, 2017 and 2016, respectively; and (2) interest-bearing deposits in local and foreign banks totaling 956,719 and 529,885  as of December 31, 2017 and 2016, respectively.

b)             Included in “Loans” there are: overnight bank interest-bearing deposits totaling 379,466 and 419,456 as of December 31, 2017 and 2016, respectively.

Deposits

The following table sets forth information regarding the maturity of deposits exceeding Ps.100,000 at December 31, 2017:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

	December 31, 2017
Time Deposits
Within 3 months	Ps.	13,936,903
After 3 months but within 6 months	4,715,336
After 6 months but within 12 months	71,206
Over 12 months	190
Total Time Deposits(1)	Ps.	18,723,635

(1)  Only principal.

18.                               Transactions with Related Parties

The Group has granted loans to certain related parties including officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2017 and 2016, amounted to Ps. 351,217 and Ps. 133,600, respectively.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

19.                               Breakdown of Captions Included in the Income Statement

	December 31,
	2017		2016		2015
Financial Income
Other
Interest on foreign trade loans	Ps.	228,131	Ps.	84,597	Ps.	33,558
Premium on repo transactions	180,153		13,556		5,283
Forward transactions	—		—		228,152
Income from sales of equity investments	—		—		1,089
Mutual guarantee companies income	63,131		51,463		—
Other	28,429		37,029		584
	Ps.	499,844	Ps.	186,645	Ps.	268,666

	December 31,
	2017		2016		2015
Financial Expenses
Other
Turnover Tax	Ps.	980,563	Ps.	698,526	Ps.	431,929
Premium on repo transactions	108,712		94,143		38,085
Forward transactions	71,830		39,016		—
Other	1,659		1,073		521
	Ps.	1,162,764	Ps.	832,758	Ps.	470,535

	December 31,
	2017		2016		2015
Services fee income
Other
Commissions	Ps.	2,187,068	Ps.	1.684.792	Ps.	1,527,169
Income from Mutual Funds administration services	204,818		140,118		80,234
Rentals from safety boxes	128,431		90,938		74,684
Other	60,142		37,550		13,972
	Ps.	2,580,459	Ps.	1,953,398	Ps.	1,696,059

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Service fee expense
Other
Expenses and promotions related to credit cards	Ps.	256,119	Ps.	205,265	Ps.	158,474
Turnover tax	375,447		263,615		208,140
Other	76,857		67,736		46,031
	Ps.	708,423	Ps.	536,616	Ps.	412,645

	December 31,
	2017		2016		2015

Miscellaneous income
Other
Sales of products	Ps.	568	Ps.	92,755	Ps.	73,919
Other adjustments and interest of miscellaneous credits	117,686		42,327		14,055
Rentals	26,709		42,256		24,900
Gains on premises and equipment and miscellaneous assets disposals	3,147		5,568		101,079
Charge of couriers	7,939		5,274		4,174
Recoveries from National Social Security Administration (ANSES)	36,926		—		—
Other	64,636		28,575		36,929
	Ps.	257,611	Ps.	216,755	Ps.	255,056

	December 31,
	2017		2016		2015
Miscellaneous losses
Other
Charges paid to National Social Security Administration (ANSES)	Ps.	113,341	Ps.	229,669	Ps.	12,309
Unrecoverable VAT and other tax credits	13,092		19,296		9,429
Grants paid	22,439		15,115		6,540
Turnover tax	23,585		13,819		10,964
Losses on quota refund	61,836		12,744		12,762
Losses related to fiduciary services	3,801		2,244		—
Court resolutions paid	4,918		1,480		1,322
Other adjustments and interest of miscellaneous liabilities	6,622		1,432		—
Other	57,480		62,891		119,449
	Ps.	307,114	Ps.	358,690	Ps.	172,775

20.                               Income Taxes

Income tax charge for the fiscal years ended December 31, 2017, 2016 and 2015 amounted to Ps. 772,483, Ps. 500,603 and Ps. 247,161 respectively.

As of December 31, 2017 and 2016, the consolidated Group’s Minimum Presumed Income Tax (MPIT) available to credit against future income tax amounts to Ps. 26,183 and Ps 8,408, respectively. Such MPIT expire over the following ten years.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

In addition, with regard to Banco Supervielle and Cordial Compañía Financiera the regulations in force at December 31, 2017 provide as follows:

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

22.                               Capital Stock

As of December 31, 2017 the Group has outstanding 126,738,188 Ordinary Class “A”, nominated, non-endorsable shares, which are entitled to five votes per share and 329,984,134 Ordinary Class “B”, nominated and non-endorsable shares, which are entitled to one vote per share.

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

On April 14, 2016, the National Securities Commission authorized the public offering by the Resolution No. 18,023 and amended by Resolution No. 18,033 dated April 21, 2016. The public bid of ordinary shares ended on May 18, 2016. 127,500,077 ordinary shares were assigned, and delivered by issuing 95,682,077 new class B shares and by 31,818,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 2.20 per share, or USD 11.00 per American Depositary Share (ADS), whith each ADS representing 5 shares. Moreover, as of May 26, 2016, the international underwriters excersiced the overallotment option for 19,125,010 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on May 27, 2016.

The issuance of new class B ordinary shares for 95,682,077 and 19,125,010 makes a total capital increase of 114,807,087.

As of March 28, 2017, the shareholder Julio Patricio Supervielle promised to make a contribution in kind of 7,672,412 shares of Sofital S.A.F. e I.I. On April 27, 2017, the General Shareholders’ Meeting resolved to capitalize the said contribution, increasing the capital stock by up to 8,032, through the issuance of 8,032,032 Class B common shares entitled to one vote per share. On July 12, 2017, the Subscription Period ended in relation to the issuance of up to 8,032,032 new ordinary class B shares. As a result, Grupo Supervielle S.A. increased its share capital by 7,494,710 new shares.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

As of July 7, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting approved an increase in the share capital of Grupo Supervielle S.A. for the sum of up to Ps.145,000,000 (Pesos one hundred and forty-five million pesos), to be offered by public subscription in the country or abroad.

The public bid of ordinary shares ended on September 12, 2017. 103,000,000 ordinary shares were assigned, and delivered by issuing 70,000,000 new class B shares and by 33,000,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 4.00 per share, or USD 20.00 per American Depositary Share (ADS), whith each ADS representing 5 shares. Moreover, as of September 15, 2017, the international underwriters excersiced the overallotment option for 15,449,997 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on September 19, 2017.

The issuance of new class B ordinary shares for 70,000,000 and 15,449,997 makes a total capital increase of 85,449,997.

The Company is not subject to the minimum capital requirements established by the BCRA.

Pursuant to BCRA regulations, Banco Supervielle and Cordial Compañía Financiera must maintain a minimum capital, which is calculated by weighting the risks related to assets, bank premises and equipment, miscellaneous and intangible assets.

Under BCRA regulations, as of December 31, 2017 and 2016, the minimum capital requirements as applied to the Bank were as follows:

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2017	Ps.	6,170,705	Ps.	10,430,163	169,0
December 31, 2016	Ps.	4,187,509	Ps.	6,146,853	146,8

As of December 31, 2017 and 2016, the Bank and CCF, met all capital adequacy requirements to which are subject.

23.                               Earnings per Share

Basic and diluted earnings per share are based upon the weighted average of common shares outstanding of Grupo Supervielle. Average shares outstanding were 392,831,769, 319,827,519 and 151,839,052, for the years ended December 31, 2017, 2016 and 2015, respectively.

24.                               Contribution to the Deposit Insurance System

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency. In May 2016, the amount was updated to Ps. 450, through Communication “A” 5943.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

A summary of the credit exposure related to these items is shown below:

	December 31,
	2017		2016

Standby letters of credit	Ps.	100,039	Ps.	19,458
Guarantees granted	Ps.	724,953	Ps.	488,792
Acceptances	Ps.	48,554	Ps.	41,961

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These counter-guarantees are classified by type, as follows:

	December 31,
	2017		2016
Preferred counter-guarantees	Ps.	12,590,730	Ps.	5,844,275
Other counter-guarantees	Ps.	23,199,398	Ps.	10,341,973

The Group accounts for checks drawn on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2017		2016
Checks drawn on other banks	Ps.	1,045,459	Ps.	1,985,525
Bills and other items for collection	Ps.	1,942,623	Ps.	3,445,586

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2017 and 2016:

	December 31,
	2017		2016
Forward sales of foreign exchange without delivery of underlying assets	Ps	3,092,744	Ps	342,160
Forward purchases of foreign exchange without delivery of underlying assets	568,290		448,223
Repurchase agreements	—		590,266

The following table shows, the income / (expenses) generated by derivatives financial instruments during the years ended December 31, 2017 , 2016 and 2015:

	As of December 31,
	2017		2016		2015
Forward transactions results	Ps.	(71,830)	Ps.	(39,016)	Ps.	228,050
Call options written on stock	—		—		483
Reverse repurchase agreements	180,153		13,556		5,391
Repurchase agreements	(108,712)		(94,143)		(38,084)

26.                              Financial Trusts and Mutual Funds

a) Financial Trusts

The Group acts as trustee or settler in financial trusts.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

I) As Trustee

The following are the financial trusts where the Group acts as trustee at year-end:

Financial trust Banex Créditos IV

Trustee: Banco Supervielle

• Banex Asset-Backed Securities Program

Financial Trust	Trustee	Set up on	Assets assigned in trust	Value initially assigned in trust		Securities issued and last maturity (1)			Observation	Holdings — book value as of December 31, 2017 (Ps.)
Fideicomiso Financiero Banex Créditos IV	Banco Supervielle S.A.	03/19/2004	Personal loans	Ps.	30,012	VDFA NV$ 21,000 Due: 01/20/05	VDFB NV$ 6,000 Due: 04/20/05	CP NV$ 3,000 Due: 04/20/07	In liquidation	—

(1)VDFA means Senior Debt Securities, VDFB means Subordinated Debt Securities and CP means Certificates of Participation

Guarantee management trusts

Trustee: Banco Supervielle

Trust	Indenture executed on	The principal obligation expires on	Original Principal amount Ps.	Principal balance Ps.	Beneficiaries	Settlers
Credimas	01/11/2013	01/22/2018 04/30/2018 12/26/2018	16,000 4,000 16,000	1,533 1,469 16,000	Banco Supervielle S.A.	Credimas S.A.

The Group acts also as trustee in the following trusts:

•              Mendoza Trust, in liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded, mainly originating from the exclusion of assets, as of December 31, 2017 increased in the amounts of Ps. 17,343 and have been backed by assets in trust (loans, other miscellaneous receivables and other financial assets) in the amount of Ps. 576. This trust will be liquidated following the procedures established by Law 24,441.

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

The following are the financial trusts where the Group acts as settler at year-end:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Publicly offered and listed financial trusts

Supervielle Créditos Financial Trust

Assets assigned in trust: Personal loans

Trustee: TMF Trust Company (Argentina) S.A.

Financial trust	Set up on	Value initially assigned in trust (Ps.)	Securities issued and last maturity (5)			Holdings — book value as of December 31, 2017 (Ps.)
Serie 88 (1),(3)	07/23/2015	$220,004	VDF TV A VN$213,400 Maturity: 11/20/17	VDF TV B VN$6,600 Maturity: 01/22/18		In liquidation
Serie 91 (1),(3)	11/19/2015	$300,003	VDF TV A VN$288,000 Maturity:: 11/20/17		CP VN$12,000 Maturity: 05/21/18	In liquidation
Serie 93 (2),(3)	03/28/2016	$300,009	VDF TV A VN$267,000 Maturity: 04/20/18		CP VN$33,000 Maturity: 04/22/19	In liquidation
Serie 93 (2),(3)	09/19/2017	$236,867	VDF TV A VN$220,285 Vto: 06/20/2019		CP VN$16,581 Maturity: 04/20/22	VDF TV 302

(1) Securities issued under the Supervielle Confiance 3 program

(2) Securities issued under the Supervielle Confiance 4 program

(3) Personal loans originated, or subsequently acquired, by Banco Supervielle and granted to ANSES retirees and pensions.

Cordial Compañía Financiera Crédito Financial Trust

Assets assigned in trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

Financial trust	Set up on	Value initially assigned in trust (Ps.)	Value of Participation Certificates issued as of December 31, 2017 (Ps.)	Value of Debt securities issued as of December 31, 2017 (Ps.)
Serie XIV	10/04/2016	266,322	45,201	—
Serie XV	03/07/2016	400,000	99,702	—
Serie XVI	04/07/2017	398,000	96,254	—
Serie XVII	05/17/2017	499,100	115,016	27,498
Serie XVIII	06/13/2017	500,000	110,470	13,372
Total			466,643	40,870

b) Mutual Funds

At December 31, 2017 and 2016, Banco Supervielle is the depository of the following Mutual Funds managed by Supervielle Asset Management.

	Portfolio		Net worth		Number of units
Mutual Fund	12/31/2017 Ps.	12/31/2016 Ps.	12/31/2017 Ps.	12/31/2016 Ps.	12/31/2017 Ps.	12/31/2016 Ps.
Premier Renta C.P. Pesos	1,908,881	1,419,212	1,906,561	1,417,419	310,154,313	274,406,695
Premier Renta Plus en Pesos	2,376,919	1,952,173	2,364,513	1,940,593	388,251,454	396,802,512
Premier Renta Fija Ahorro	5,570,513	3,887,918	5,466,840	3,875,616	304,239,464	269,631,898
Premier Renta Fija Crecimiento	225,412	527,991	222,822	526,249	23,616,268	69,664,347

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

	Portfolio		Net worth		Number of units
Mutual Fund	12/31/2017 Ps.	12/31/2016 Ps.	12/31/2017 Ps.	12/31/2016 Ps.	12/31/2017 Ps.	12/31/2016 Ps.
Premier Renta Variable	144,493	113,525	141,002	102,116	8,180,869	10,145,371
Premier FCI Abierto Pymes	367,845	503,721	367,121	479,023	114,190,777	182,714,748
Premier Commodities Agrarios	6,891	6,126	6,734	5,740	2,217,205	2,249,465
Premier Capital	310,768	98,748	308,039	98,216	129,624,410	46,218,442
Premier Inversión	603,393	997,897	602,213	996,654	3,590,757,014	7,564,905,911
Premier Balanceado	319,771	167,233	318,628	166,996	238,318,110	163,256,582
Premier Renta Mixta en USD	2,379,900	263,014	2,297,195	229,522	110,928,209	14,172,066

27.                               Loans and issuance of negotiable obligations

a. International financing programs

Global Financial Exchange Program

In April 2007, the Bank entered into an agreement under the IFC-World Bank Group global financial exchange program whereby the latter entity may issue a guarantee in favor of a correspondent bank, thus hedging the Bank’s payment obligations generated by import or export operations with its customers. This program amounts to USD 30,000,000 (USD thirty million).

As of December 31, 2017, in-force operations with coverage of the aforementioned agency pursuant to the agreement specified in the previous paragraph amounted to USD 19,287,000 (nineteen million two hundred eighty seven thousand). On December 31, 2016, this operations amounted to USD 12,956,956 (USD twelve million nine hundred fifty six thousand and nine hundred fifty six).

The agreement signed with the IFC is subject to compliance with certain covenants, the regular remittance of information and certain financial ratios regarding creditworthiness, credit risk, immobilization of assets, exposure to foreign currency and interest rate risk.

As of December 31, 2017 and 2016, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

Foreign Trade Credit Facility Program

In May 2009, Banco Supervielle S.A. entered into agreement within the framework of IDB’s Trade Finance Facilitation Program. Banco Supervielle S.A. the line of credit granted to Banco Supervielle S.A. for USD 15,000,000 (United States dollars fifteen million) under this program shall be used to cover risks inherent in the confirmation of letters of credit, promissory notes, bid guarantees, and other similar instruments used in international business operations.

As of December 31, 2017, there were no current operations with coverage of said entity under the agreement mentioned in the previous paragraphs. As of December 31, 2016, coverage operations under the agreement referred to in the previous paragraph amounted to USD 13,500,000 (U$S thirteen million five hundred thousand).

The agreement entered into with the IDB is subject to compliance with certain financial covenants, certain positive and restrictive covenants, certain do and not do obligations and reporting requirements.

As of December 31, 2017 and 2016, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

b. Program for the issuance of Negotiable Obligations denominated in USD

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

b.1. Issuance of Subordinated Corporate Bonds Class I

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

Applicable law and jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of the State of New York

As of November 12, 2017, Banco Supervielle S.A. made the last interest payment and capital payment of the Class I Negotiable Obligations, being fully amortized.

As of December 31, 2016, said obligation is registered in item Subordinated loans and Negotiable Obligations for 800,674.

On March 25, 2013, the Ordinary and Extraordinary Shareholders’ Meeting of Banco Supervielle resolved to approve the application for admission to the public offering regime through the creation of a Global Program for the issuance of Corporate Bonds for up to a maximum amount of $ 750,000,000. Additionally, on April 15, 2016 the Ordinary and Extraordinary Shareholder’s Meeting of Banco Supervielle resolved to increase the Global Program for up to a maximum amount of $ 2,000,000,000.

The Program was authorized by the Argentine Securities Commission (Comisión Nacional de Valores) on September 22, 2016.

b.2. Issuance of Subordinated Corporate Bonds Class III

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

Maturity date: August 20, 2020

Interest rate: 7.00%

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Interest Payment Date: The interest accrued by the Class 3 Corporate Bonds will be paid on a half-yearly basis on February 20 and on August 20 each year.

Amortization: Principal shall be repaid on the Maturity Date.

Applicable law and jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of Argentina.

As of August 21, 2017, Banco Supervielle S.A. made the eighth interest payment of the Class III Negotiable Obligations.

As of December 31, 2017 and 2016, said obligation is recorded in Subordinate Negotiable Obligations item for 431,701 and 363,623, respectively.

b.3. Issuance of Subordinated Corporate Bonds Class IV

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

As of November 20, 2017, Banco Supervielle S.A. made the sixth interest payment of the Class IV Negotiable Obligations.

As of December 31, 2017 and 2016, said obligation is recorded in Subordinated loans and Negotiable Obligations item for 254,172 and 214,461, respectively.

b.4. Issuance of Unsubordinated Corporate Bonds Class A

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

Maturity date: August 9, 2020

Interest Rate: Floating Badlar of Private Banks + 4.5%

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Interest Payment Date: The interest accrued by the Class A Corporate Bonds will be paid on a quarterly basis

Amortization: Capital to be paid in two quotas, first 50% on February 9, 2020 and rest 50% on August 9, 2020.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York Laws from United States of America.

As of November 9, 2017, Banco Supervielle S.A. made the third interest payment of the Class A Negotiable Obligations.

As of December 31, 2017, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 4,731,379.

c. Program for the issuance of Negotiable Obligations denominated in Pesos

On March 25, 2013, the Extraordinary Meeting of Shareholders of Banco Supervielle approved the creation of a global program of Corporate Bonds denominated in Pesos for up to a maximum amount of Ps. 750,000.

c.1. Issuance of Unsubordinated Corporate Bonds Class V

On September 24, 2015 the Board of Directors of Banco Supervielle approved the issuance of Class V Corporate Bonds for up to Ps. 350,000 within of the Program. The subscription period ended on November 18, 2015.

The following are the main terms and conditions of the issuance:

Amount: Ps. 340,100.

Rank:  Class 5 Corporate Bonds are Banco Supervielle’s unsubordinated payment obligations

Maturity date: May 20, 2017

Interest rate: Flotante Badlar of Private Banks + 4.50%

Interest Payment Date: The interest accrued by the Class 5 Corporate Bonds will be paid on a quarterly basis

Amortization: Principal shall be repaid on the Maturity Date.

Applicable law and jurisdiction: The corporate bonds shall be governed by, and must be interpreted according to, the laws of Argentina.

As of May 22, 2017, Banco Supervielle S.A. made the sixth and last interest and capital payment of the Class V Negotiable Obligations, being totally amortized.

As of December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 339,715 .

c.2. Issuance of Unsubordinated Corporate Bonds Class VI

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

The following describes the main terms and conditions of the aforementioned issuance of Class VI:

Amount: Ps. 422,000

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

As of October 12, 2017, Banco Supervielle S.A. made the fourth interest payment of the Class VI Negotiable Obligations.

As of December 31, 2017 and 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 421,347 and 420,507, respectively.

c.3. Issuance of Unsubordinated Corporate Bonds Class B and C

As of November 29, 2017 the Board passed the issuance of Unsubordinated Class B and C Negotiable Obligations for a maximum amount of nominal value AR$ 3,500,000,000 (Pesos three thousand five hundred million). The bidding period closed on December 20, 2017.

The following describes the main terms and conditions of the aforementioned issuance of Class B:

Amount: $629,000,000 (Pesos six hundred twenty nine millon)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: December 22, 2019

Interest Rate: Floating TM20 + 3.25%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on March 22, 2018

Minimum interest rate: 29.25%  applicable in first interest payment.

Amortization: Capital to be paid at maturity date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentina Laws.

As of December 31, 2017, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 625,271.

The following describes the main terms and conditions of the aforementioned issuance of Class C:

Amount: $659,750,000 (Pesos six hundred fifty-nine million seven hundred fifty thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: December 22, 2021

Interest Rate: Floating Badlar of Private Banks + 4.25%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on March 22, 2018

Minimum interest rate: 29.25%  applicable in first and second interest payment.

Amortization: Capital to be paid in three equal quotas, first 33.33% quota on December 22, 2020, second 33.33% quota on June 22, 2021 and rest 33.34% at Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentina Laws.

As of December 31, 2017, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 655,792.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

c.4. Issuance of Unsubordinated Corporate Bonds Class D and E

As of January 16, 2018 the Board passed the issuance of Unsubordinated Class D and E Negotiable Obligations for a maximum amount of nominal value $ 2,500,000,000 (Pesos two thousand five hundred million). The bidding period closed on February 7, 2018.

The following describes the main terms and conditions of the aforementioned issuance of Class D:

Amount: $748,888,888 (Pesos seven hundred forty eight million eight hundred eighty eight thousand eight hundred and eighty eight).

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: August 14, 2019

Interest Rate: Floating Badlar + 3.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on May 14, 2018.

Minimum interest rate: 26.75% applicable at first interest payment.

Amortization: Capital to be paid at Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentina Laws.

The following describes the main terms and conditions of the aforementioned issuance of Class E:

Amount: $1,607,666,666 (Pesos one thousand six hundred seven million six hundred sixty six thousand six hundred sixty six)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: February 14, 2023

Interest Rate: Floating Badlar + 4.05%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on May 14, 2018.

Minimum interest rate: 26.25% applicable in three initial interest payment.

Amortization: Capital to be paid in three equal quotas, first quota on February 14, 2021.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentina Laws.

d. Negotiable Obligations and Short-term securities of Cordial Compañía Financiera

The following are the series of short-term securities and corporate bonds issued by Cordial Compañía Financiera, outstanding as of December 31, 2017 and 2016:

	Date of issuance	Due date	Nominal value (Ps.)	Applicable Rate	December 31, 2017	December 31, 2016
Class IX	10/06/2015	04/06/2017	88,750	Floating rate 5.95% + BADLAR	—	88,750
Class X	05/19/2016	11/19/2017	199,000	Variable TNA 5.50% + BADLAR	—	199,000
Class XI	10/25/2016	04/24/2018	200,000	Variable TNA 3.57% + BADLAR	200,000	200,000
Class XII	12/23/2016	12/23/2017	154,214	Fixed 24.90%	—	154,214
Class XIII	12/23/2016	06/23/2018	151,429	Variable TNA 4.00% + BADLAR	151,429	151,429
Class XIV	05/11/2017	05/11/2019	558,000	Variable TNA 3.50% + BADLAR	555,396	—
Class XV	08/24/2017	02/23/2019	413,500	Variable TNA 3.75% + BADLAR	411,410	—
Class XVI	11/22/2017	11/21/2019	535,500	Variable TNA 4.25% + TM20	532,308	—
Total					1,850,543	793,393

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

As of December 31, 2017 and 2016, Cordial Compañía Financiera’s Short Term Securities and Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount of 1,850,543 and 793,393, respectively.

e. Global Program for the Issuance of Corporate Bonds

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

At December 31, 2017 and 2016 the following series of corporate bonds of Grupo Supervielle issued under the above mentioned program were outstanding:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity Date	12/31/2017	12/31/2016
Class XIII	01/31/2014	AR$	23,100	BADLAR + 6.25%	01/31/2019	22,870	22,659
Class XX	07/28/2015	AR$	129,500	Mixed: Fixed 27.5% until 6th month and BADLAR + 4.5% upon maturity.	01/28/2017	—	129,389
			Total			22,870	152,048

As of December 31, 2017 Class XX was fully amortized.

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23,576, to the settlement of the Group’s financial liabilities.

28.                               Non-controlling interest

The breakdown of this caption is as follows:

	December31,
Company	2017		2016
Banco Supervielle	11,497		103,397
Total	Ps.	11,497	Ps.	103,397

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

The following are the parent company only financial statements of Grupo Supervielle as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

Balance sheet (Parent Company only)

	December 31,
	2017		2016
Assets
Current assets
Cash and due from banks	Ps.	17,171	Ps.	4,050
Short - term investments	4,321,803		830,955
Tax credits	10		—
Other receivables	80,885		13,147
Total current assets	Ps.	4,419,869	Ps.	848,152

Non - current assets
Long - term investments	Ps.	10,792,345	Ps.	6,234,535
Premises and equipment	397		—
Tax credits	8,205		11,133
Other receivables	1,682		4,630
Total non-current assets	Ps.	10,802,629	Ps.	6,250,298
Total assets	Ps.	15,222,498	Ps.	7,098,450

Liabilities
Current Liabilities
Trade accounts payable	Ps.	2,275	Ps.	671
Financial indebtedness	2,728		137,833
Taxes payable	1,197		2,802
Other accounts payable	25,675		2,723
Total current liabilities	Ps.	31,875	Ps.	144,029

Non - current liabilities
Financial indebtedness	Ps.	22,870	Ps.	22,870
Other accounts payable	22,955		—
Total non-current liabilities	Ps.	45,825	Ps.	22,870
Total liabilities	Ps.	77,700	Ps.	166,899
Shareholder’s equity	Ps.	15,144,798	Ps.	6,931,551
Total liabilities and shareholders’ equity	Ps.	15,222,498	Ps.	7,098,450

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Statement of Income (Parent Company only)

	December 31,
	2017		2016		2015
Equity in earnings of controlled companies	Ps.	1,891,777	Ps.	1,285,428	Ps.	788,490
Administrative expenses	(144,721)		(69,914)		(26,253)
Other income, net	56,457		31,086		18,405
Financial results, net
Generated by assets	Ps.	643,273	Ps.	188,345	Ps.	49,176
Generated by liabilities	(9,727)		(129,641)		(155,709)
Income before income tax	Ps.	2,437,059	Ps.	1,311,304	Ps.	674,109
Income tax	—		—		—
Net income for the year	Ps.	2,437,059	Ps.	1,311,304	Ps.	674,109

Statement of Cash Flows (Parent Company only)

	December 31,
	2017		2016		2015
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	Ps.	835,005	Ps.	22,042	Ps.	1,657
Net (decrease) / increase in cash and cash equivalents	(678,877)		812,963		20,385
Cash and cash equivalents at the end of year	Ps.	156,128	Ps.	835,005	Ps.	22,042

Cash flow from operating activities
Operating expenses paid	Ps.	(101,031)	Ps.	(65,569)	Ps.	(28,717)
Dividends received	235,071		187,359		33,600
Other operating income received / (expenses paid)	6,838		71,046		(21,343)
Net cash provided by / (used in) operating activities	Ps.	140,878	Ps.	192,836	Ps.	(16,460)

Cash flow from investing activities
Other investments	Ps.	(3,816,695)	Ps.	—	Ps.	—
Proceeds from sales of subsidiaries	51,685		1,203		Ps.	—
Purchase from premises and equipment	(418)		—		190
Increase in long-term investments	(2,960,821)		(2,248,250)		(25,504)
Net cash used in investing activities	Ps.	(6,726,249)	Ps.	(2,247,047)	Ps.	(25,314)

Cash flow from financing activities
Contributions received	5,841,688		3,301,137		—
Dividends paid	(65,500)		(25,162)		(7,385)
Financing (paid) / received	(144,832)		(594,048)		54,256
Net cash provided by financing activities	Ps.	5,631,356	Ps.	2,681,927	Ps.	46,871
Net financial income from holdings of cash and cash equivalents	275,138		185,247		15,288
Net (decrease) / increase in cash and cash equivalents	Ps.	(678,877)	Ps.	812,963	Ps.	20,385

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of less than three months according to the following detail:

	December 31,
	2017		2016		2015
Cash and due from banks	Ps.	17,171	Ps.	4,050	Ps.	3,485
Time deposits	138,957		830,955		18,557
Cash and cash equivalents	Ps.	156,128	Ps.	835,005	Ps.	22,042

Reconciliation between balances as appearing on the Balance sheet and the items considered as Cash and cash equivalents:

	December 31,
	2017		2016		2015
Cash and due from banks
As per the Balance sheet	Ps.	17,171	Ps.	4,050	Ps.	3,485
As per the Statement of cash flows	Ps.	17,171	Ps.	4,050	Ps.	3,485

Short term investments
As per the Balance sheet	Ps.	4,321,803	Ps.	830,955	Ps	43,720
Items that are not cash equivalents	(4,182,846)		—		(25,163)
As per the Statement of cash flows	Ps.	138,957	Ps.	830,955	Ps	18,557

31.                               Credit Line for Productive Investment

Pursuant to Communications “A” 5319 of the BCRA, financial institutions are required to offer a credit line directed to finance investment projects to purchase capital goods and/or to finance the construction of facilities to produce goods and/or services and to market goods (excluding inventories). These credit lines were required to reach in aggregate an amount equal to 5% of average deposits received from the non-financial private sector, at or before June 30, 2013. Communications “A” 5380, 5449, 5516 and 5600 further extended these requirements to new credit lines, with the last one being due on December 31, 2018.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

In accordance with the requirements of the Technical Pronouncement No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences, the following are the reconciliations of the shareholders´ equity in accordance with Argentine GAAP and IFRS at December 31, 2017 and January 1, 2017, and the reconciliations of net income and comprehensive income for the fiscal year ended as December 31, 2017. The Company has considered, in the preparation of the reconciliations, those IFRS that it considers will be applicable for the preparation of its financial statements as of December 31, 2018 as it were adopted by the BCRA. The items and figures contained in this note are subject to change and only may be considered final when the annual financial statements for the year in which IFRS are applied for the first time.

The items and amounts included in the reconciliation could be modified to the extent that, when preparing the financial statements as of December 31, 2018, the standards used are different.

Reconciliation of Shareholders’ equity

		12/31/2017	01/01/2017
Shareholders’ equity as stated		15,144,798	6,931,551
Loan origination fees and costs	(a)	(223,248)	(68,123)
Intangible assets	(b)	(69,142)	(46,268)
Goodwill	(c)	8,464	—
Transfers of financial assets	(d)	(105,939)	(26,218)
Government securities and other investments	(e)	(15,368)	(9,485)
Investments in other companies	(f)	7,216	—
Vacation Provision	(g)	(265,497)	(215,361)
Property, Plant and Equipment	(h)	283,470	273,022
Deferred Income tax	(i)	477,426	313,919
Special Termination Arrangements	(j)	(598,281)	(290,025)
Customer loyality programs	(k)	(51,193)	(44,091)
Accounting for Guarantees	(l)	(12,608)	(9,111)
Initial Recognition at Fair Value	(m)	(182,161)	(88,463)
Non-controlling interest	(n)	11,497	103,397
Equity under IFRS		14,409,434	6,824,744
Non-controlling interest		(10,583)	(100,046)
The Group Shareholder’s equity under IFRS		14,398,851	6,724,698

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Reconciliation of Net Income

		12/31/2017
Net income under Argentine Banking GAAP		2,437,059
Loan origination fees and costs	(a)	(155,125)
Intangible assets	(b)	(22,874)
Goodwill	(c)	8,464
Transfers of financial assets	(d)	(79,721)
Government securities and other investments	(e)	(12,857)
Vacation Provision	(g)	(50,136)
Property, Plant and Equipment	(h)	(109,171)
Deferred Income tax	(i)	163,507
Special Termination Arrangements	(j)	(308,256)
Customer loyality programs	(k)	(7,102)
Accounting for Guarantees	(l)	(3,497)
Initial Recognition at Fair Value	(m)	(93,698)
Non-controlling interest	(o)	5,897
Net income under IFRS		1,772,490
Non-controlling interest		(7,984)
Net income attributable to the Group in accordance with IFRS		1,764,506

Reconciliation of Comprehensive Income

		12/31/2017
Other comprehensive income under Argentine Banking GAAP		—
Ajustments on Comprehensive Income for application of IFRS 1		(6,527)
Government securities and other investments	(e)	6,974
Property, Plant and Equipment	(h)	239,305
Investments in other companies	(f)	7,216
Deferred Income tax	(i)	(86,439)
Non-controlling interest about ajustments	(o)	(243)
Other comprehensive income under IFRS		160,286
Non-controlling interest		(351)
Other comprehensive income attributable to the Group under IFRS		159,935

a)             Loan origination fees and costs

Under Argentine GAAP, the Company does not defer loan origination fees and costs. In accordance with IFRS 9 “Financial Instruments”, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustments of to yield using the interest method.

The effects of the adjustments required to state such amounts in accordance with IFRS, decrease assets by 68,123 and 223,248 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the fiscal year ended December 31, 2017 the adjustment for 155,125 was recognized in the statement of income.

b)        Intangible assets

According to IFRS, an intangible asset is an identifiable non-monetary asset that does not possess physical substance. In order to be recognized, the Company must have control over it and the asset must generate future economic benefits.

Under Argentine Banking GAAP, the Company capitalizes costs relating to intangible assets that do not meet IFRS requirements for recognition. The adjustment corresponds to the derecognition of these assets and the reversal of accumulated amortization and amortization of the fiscal year.

The effects of the adjustments required to state such amounts in accordance with IFRS, decrease assets by 46,268 and 69,142 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017,

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

the adjustment was recognized against unallocated results, while for the fiscal year ended December 31, 2017, a result of (22,874) was recognized in the income statement.

c)         Goodwill

The Company has applied the exemption from IFRS 1 for business combinations. As a result, business combinations and acquisitions of non-controlling interests that ocurred prior to January 1, 2017, were not restated and the book value of the goodwill under IFRS at December 31, 2016, is equal to the book value under Argentine GAAP at that date, and amounts to 31,475. Intangible assets under Argentine GAAP that do not qualify for separate recognition under IFRS have not been recognized.

Under Argentine GAAP, the recognized goodwill is amortized over a maximum period of 120 months. In accordance with IFRS, the goodwill is not amortized, but is tested for impairment annually. The goodwill has been tested at the date of transition and no impairment has been recognized. The amortization charge of 8,464 has been adjusted in the income statement.

d) Transfers of financial assets

According to the Argentine Banking GAAP, for transfers of receivables with recourse, the Group recorded a gain in the income statement and accounted for the transaction as a sale of loans.

In accordance with IFRS 9 “Financial Instruments”, it must be analyzed whether it has substantially transferred all the risks and rewards inherent in the ownership of the transferred asset. If the aforementioned is not complied with, the entity will continue to recognize the transferred asset in its entirety, and will recognize a financial liability for the consideration received. In subsequent periods, the entity will recognize any income from the transferred financial asset and any expense incurred on the financial liability.

The Company recognized an asset for the transferred portfolios of 144,198 and 570,803, a liability for the consideration received of 170,416 and 676,742, and an adjustment to unallocated results of 26,218 and 26,218 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the fiscal year ended December 31, 2017 the adjustment of (79,721) was recognized in the income statement.

e) Government securities and other investments

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

IFRS 9 “Financial Instruments” establishes an entity should classify its financial assets according to the business model that it uses to manage them and the characteristics of the contractual cash flows. Based on the aforementioned, the Group has classified its investment portfolio into those held for trading, which were valued at fair value through profit and loss and those held for investment, which were valued at fair value with changes in other comprehensive income.

The Company adjusted the value of its investment portfolio at fair value (9,485) and (15,368) at January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized by (2,958) against unallocated results and (6,527) against comprehensive income, while, for the fiscal year ended December 31, 2017, the adjustment was recognized in the statement of income. Results by (12,857) and in other comprehensive income by 6,974.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

f) Investments in other companies

Under IFRS, investments in which the Company has no control or significant influence should be measured at fair value. Under Argentine GAAP those investments are measured at cost value with the limit of the value through the equity metod.

The Company recognized an increase of assets for 7,216 as of December 31, 2017, which, by application of the exception of IFRS 1, was recognized in the other comprehensive income.

g) Vacation Provision

Under IFRS, short-term employee benefits such as vacation, salary and social security contributions are recognized as a liability equivalent to the undiscounted amount that the Company expects to pay for that benefit.

Following Argentine Banking GAAP, the cost of vacations earned by employees is recorded by the Group when paid.

As a result, the Company recognized a liability for the outstanding vacation balances of 215,361 and 265,497 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while, for the fiscal year ended December 31, 2017, the adjustment was recognized in the income statement by (50,136).

h) Property, Plant and Equipment

Through the application of IAS 16 and IAS 40, the Company adopted the revaluation model for its properties and the fair value model for its investment properties.

Under Argentine Banking GAAP, these assets were recorded at historical value less accumulated amortization.

As a result, the Company recognized an increase of assets due to the revaluation of its properties of 293,478 and 283,470 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized in other comprehensive income, while for the fiscal year ended December 31, 2017, an adjustment was recognized for (109,171) in the income statement and 119,619 in the other comprehensive income.

i) Deferred Income tax

Under IFRS, the tax charge for the fiscal year includes current and deferred taxes. Current income tax is calculated based on laws approved or substantially approved at the balance sheet date. Deferred tax is recognized under the liability method, due to temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recorded if they arise from the initial recognition of Goodwill; or the initial recognition of an asset or liability in a transaction, other than a business combination, which at the time of the transaction, affects neither the accounting result nor the taxable profit or loss. Deferred tax is determined using tax rates (and laws) approved or about to be approved at the balance sheet date and expected to apply when the corresponding deferred tax asset is realized or the deferred tax liability is settled.

Under Argentine Banking GAAP, Banco Supervielle and Cordial Compañía Financiera (subsidiaries of the Group) recognize the current tax for the year.

The Group recognized a deferred tax net asset of 313,919 and 477,426 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

results, while for the fiscal year ended December 31, 2017 the adjustment was recognized in the statement of income by 163,507 and (86,439) in the other comprehensive income.

j) Special Termination Arrangements

Special termination arrangements are principally postemployment benefits that a group of eligible employees receive during the period between their effective termination date and their retirement age, whe they voluntary accepts an irrevocable termination arrangement.

Under Argentine Banking GAAP, the cost of the special termination arrangement are recorded when paid.

Under IFRS, long-term benefits should be recorded as an expense recognized in the period the employees irrevocably accept the offer and the amount of the termination liability is reasonable estimable.

As a result, the Company recognized a liability corresponding to these arrangements of 290,025 and 598,281 as of January 1, 2017 and December 31, 2017, respectively. As of January 1, 2017, the adjustment was recognized against unallocated results, while for the fiscal year ended December 31, 2017, the adjustment was recognized in the statement of income by (308,256).

k) Customer loyalty programs

The Group offers reward programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards, including goods and travels among others.

Under Argentine Banking GAAP, the Group recorded a liability based on the redemptions paid during the last 12 months.

In accordance with IFRS 15, the Company establishes a liability based on the fair value of the points issued that are expected to be exchanged by customers. Points to be redeemed are estimated based on the historical redemption behavior of each program. The liability is reduced as the points are exchanged by customers or their due.

As a result, the Company recognized a liability of 44,091 and 51,193 as of January 1, 2017 and December 31, 2017, respectively. As of January 1, 2017, the adjustment was recognized against unallocated results, while for the fiscal year ended December 31, 2017, the adjustment was recognized in the income statement by (7,102).

l) Accounting for Guarantees

Under IFRS, the financial guarantees granted must initially be recognized at their fair value, which is equivalent to the commission charged in most cases. This amount is subsequently amortized in a straight line over the life of the contract. At each closing, the financial guarantees are measured by the greater of: (i) the value of the outstanding commission at the end of the fiscal year and (ii) the best estimate of the amount to be paid to settle the contract discounted to its present value at fiscal year closing.

Under Argentine GAAP the fees charged in the financial guarantee agreements are charged to income at the time they are collected.

The Company recognized a liability corresponding to the reversal of the non-accrued charge of 9,111 and 12,608 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the fiscal year ended December 31, 2017, the adjustment was recognized in the statement of income by 3,497.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

m)    Initial Recognition at Fair Value

Under IFRS, the Company must recognize the financial instruments in their initial measurement at their fair value. In the event that the Company originates loans that accumulate an interest rate that is unfavorable, the entity will recognize the loan at its fair value and the difference between that value and the transaction price as a loss in the income statement.

The Company originates some financing that meets the conditions established by the IFRS, as a result the Company recognized a decrease of assets corresponding to the non-accrued negative interest of 88,463 and 182,161 as of January 1, 2017 and December 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the fiscal year ended December 31, 2017, the adjustment was recognized in the statement of income by (93,698).

n) Non-controlling interest about adjustments

Differences in non-controlling interest include the effect of recording, if applicable, the respective effects of other differences between current accounting standards and IFRS.

34. Subsequent events

On April 6, 2018 the Company has agreed to acquire 100% (or 4,000,000 ordinary shares) of the share ownership of Micro Lending S.A. (“MILA”) for a cash price of US$20 million, subject to final adjustments. Specialized in car financing, particularly for used cars, MILA is estimated to rank 4th in the Argentine new and used car loan market, holding a total market share of approximately 6%, or 10% when considering the used car market on a stand-alone basis.

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

The following tables summarize the main reconciling items between Argentine Banking GAAP and US GAAP:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Reconciliation of net income:

		December 31,
		2017		2016		2015
Net income under Argentine Banking GAAP		Ps.	2,437,059	Ps.	1,311,304	Ps.	674,109

US GAAP adjustments
Loan origination fees and costs	Note 35.a	(155,125)		(14,057)		(4,254)
Intangible assets
Differences in basis relating to purchase accounting	Note 35.b	7,300		6,840		4,435
Other intangible assets	Note 35.b	(22,874)		(3,439)		(17,970)
Loan loss reserves	Note 35.c	(268,255)		(133,988)		49,049
Transfers of financial assets	Note 35.d	(67,300)		(245,952)		(27,948)
Government securities and other investments	Note 35.e	5,513		(3,252)		162
Vacation Provision	Note 35.f	(84,682)		(35,587)		(12,825)
Special Termination Arrangements	Note 35.h	(308,256)		(151,100)		(69,271)
Customer Loyalty Programs	Note 35.i	(7,102)		(15,995)		21,094
Credit Card Loans —Imputed Interest	Note 35.j	(93,698)		21,666		(75,775)
Deferred Income tax	Note 35.k	216,403		257,428		84,987
Accounting for Guarantees	Note 35.l	2,495		526		(10,997)
Non-controlling Interest	Note 35.m	5,897		22,166		16,080
Net Income under US GAAP		Ps.	1,667,375	Ps.	1,016,560	Ps.	630,876

Non-controlling Interest	Note 35.m	(22,783)		(18,876)		(12,522)
Net Income attributable to the Group in accordance with US GAAP		Ps.	1,644,592	Ps.	997,684	Ps.	618,354
Basic earnings per share attributable to the Group	Note 35.II.i	4.1865		3.1194		4.0416
Diluted earnings per share attributable to the Group	Note 35.II.i	4.1865		3.1194		4.0416

Net income includes the consolidating financial trusts in which the Group does not have participation but conserve the risks and rewards of them (see Note 35.I.d.).

	December 31,
	2017		2016		2015
Net Income under US GAAP before consolidation of financial trusts without holding in “certificates of participation”	Ps.	1,667,375	Ps.	1,016,560	Ps.	630,876
Net income corresponding to consolidated financial trusts, without holding in “certificates of participation”	30,106		9,308		45,200
Net Income under US GAAP	Ps.	1,697,481	Ps.	1,025,868	Ps.	676,076

Non-controlling interest corresponding to consolidated financial trusts, without holding in “certificates of participation”	Ps.	(30,106)	Ps.	(9,308)	Ps.	(45,200)
Non-controlling Interest	(22,783)		(18,876)		(12,522)
Net Income attributable to the Group in accordance with US GAAP	Ps.	1,644,592	Ps.	997,684	Ps.	618,354

Reconciliation of Shareholders’ Equity:

		December 31,		December 31,
		2017		2016
Shareholders’ Equity as stated		Ps.	15,144,798	Ps.	6,931,551
US GAAP adjustments:
Loan origination fees and costs	Note 35.a		(223,248)		(68,123)
Intangible assets
Differences in basis relating to purchase accounting	Note 35.b		52,897		45,597
Other intangible assets.	Note 35.b		(69,142)		(46,268)
Loan loss reserves	Note 35.c		(386,580)		(118,325)
Transfers of financial assets	Note 35.d		(418,083)		(350,783)
Government securities and other investments.	Note 35.e		3,302		(9,485)
Vacation Provision	Note 35.f		(300,043)		(215,361)
Special Termination Arrangements	Note 35.h		(598,281)		(290,025)
Customer Loyalty Programs	Note 35.i		(51,193)		(44,091)
Credit Card Loans—Imputed Interest	Note 35.j		(182,161)		(88,463)
Deferred Income tax	Note 35.k		787,954		571,551
Accounting for Guarantees	Note 35.l		(6,616)		(9,111)
Non-controlling Interest	Note 35.m		11,497		103,397
Equity under US GAAP		Ps.	13,765,101	Ps.	6,412,061
Non-controlling Interest	Note 35.m		(9,895)		(84,662)
The Group Shareholder’s Equity under US GAAP		Ps.	13,755,206	Ps.	6,327,399

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Equity and Shareholders Equity include the consolidating financial trusts in which the Group does not have participation but conserve the risks and rewards of them (see Note 35.I.d.).

	December 31,
	2017		2016
Equity under US GAAP before consolidation of financial trusts without holding in “certificates of participation”	Ps.	13,765,101	Ps.	6,412,061
Net assets corresponding to consolidated financial trusts without holding in “certificates of participation”	139,997		86,615
Equity under US GAAP	Ps.	13,905,098	Ps.	6,498,676

Non-controlling interest corresponding to consolidated financial trusts without holding in “certificates of participation”	(139,997)		(86,615)
Non-controlling Interest	(9,895)		(84,662)

The Group Shareholder´s Equity under US GAAP	Ps.	13,755,206	Ps.	6,327,399

Description of changes in Shareholder’s Equity:

	December 31,
	2017		2016		2015
Equity under US GAAP at the beginning of the year attributable to Parent Company	Ps.	6,327,399	Ps.	2,090,136	Ps.	1,461,497
Distribution of dividends	(65,500)		(25,162)		(7,385)
Contributions from shareholders	5,841,688		3,271,699		—
Other comprehensive income (see Note 35.II.a.)	7,027		(6,958)		17,670
Net Income under US GAAP	1,644,592		997,684		618,354
Equity under US GAAP at the end of the year attributable to Parent Company	Ps.	13,755,206	Ps.	6,327,399	Ps.	2,090,136

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Group does not defer loan origination fees and costs. In accordance with US GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of to yield using the interest method.

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by Ps. 223,248 as of December 31, 2017 and Ps. 68,123 as of December 31, 2016. Income would decrease by Ps. (155,125), Ps. (14,057) and Ps. (4,254) for the years ended December 31, 2017, 2016 and 2015, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

The Group has reviewed Goodwill for impairment as of December 31, 2017 and 2016 and no impairment was recorded.

The following table summarizes the acquisitions made by the Company and the calculation of goodwill under US GAAP.

	Supervielle Seguros		Cordial Compañia Financiera	Banco Regional de Cuyo	Tarjeta Automática	Banco Societé Generalé
	June 6, 2013		August 1, 2011	September 19, 2008	December 15, 2007	March 3, 2005
Acquisition Date
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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

(a)         Intangible assets identified consist of brand, core deposits, customer relationship and commercial relationship agreement. Brand is not amortized under US GAAP. The remaining intangibles identified are amortized over 10 years

In relation with Tarjeta Automática, on March 5, 2009 the Group acquired an additional 24% interest of this entity for a total consideration of Ps. 13,992. Under US GAAP this acquisition was accounted as an equity transaction when the control was previously obtained, following ASC 805 guidance.

The following table summarizes the shareholder´s equity adjustment computed to conform the accounting of these acquisitions to US GAAP as of December 31, 2017 and 2016

	December 31,		December 31,
	2017		2016
Elimination of Goodwill recognized under Argentine Banking GAAP	Ps.	(22,043)	Ps.	(31,475)
Recognition of Goodwill under US GAAP		69,450		69,450
Recognition of Intangible Assets under US GAAP		81,745		81,745
Amortization of Intangible Assets under US GAAP		(61,897)		(59,081)
Allocation of negative Goodwill to fixed assets		(23,247)		(23,247)
Reversal of depreciation of fixed assets recognized under Argentine Banking GAAP due to differences in purchase accounting of Societé Generalé acquisition	8,889		8,205
Total	Ps.	52,897	Ps.	45,597

Net income impact related to the shareholder´s equity adjustment for the years ended December 31, 2017, 2016 and 2015 amounted to Ps. 7,300, Ps. 6,840 and Ps. 4,435, respectively.

The activity of the goodwill and intangible assets under US GAAP during the years ended December 31, 2017 and 2016 is as follows:

	December 31,
	2017		2016
Goodwill at the beginning of the year	Ps.	69,450	Ps.	69,450
Goodwill at the end of the year.	Ps.	69,450	Ps.	69,450

Intangible assets identified in the Business Combination at the beginning of the year, net of the corresponding amortization	22,664		25,793
Amortization under US GAAP.	(2,816)		(3,129)
Intangible assets identified in the Business Combination at the end of the year, net of the corresponding amortization	Ps.	19,848	Ps.	22,664

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

	December 31, 2017
	Gross carrying amount		Accumulated amortization		Remaining useful life (months)
Core Deposits	Ps.	21,052	Ps.	21,052	—
Overdraft	8,603		8,603		—
Customer Relationship	17,679		17,679		—
Brand Name	19,848		—		—
Commercial Agreement	14,563		14,563		—
Total	Ps.	81,745	Ps.	61,897	—

The aggregate amortization expense for intangible assets identified for the years ended December 31, 2017, 2016 and 2015 was Ps. 2,816, Ps. 3,129 and Ps. 5,250, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Shareholders’ equity adjustment between Argentine GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (69,142) and Ps. (46,268), respectively. Net income adjustment for the years ended December 31, 2017, 2016 and 2015 amounted to Ps. (22,874), Ps. (3,439) and Ps. (17,970), respectively.

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

Pursuant to BCRA regulations, commercial loans are classified as follows:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Subject to special monitoring / Under negotiation or refinancing agreement

Borrowers who are unable to comply with their obligations as agreed with the Group and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the Group within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

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

Under the BCRA regulations, consumer borrowers are classified as follows:

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank Rules	Same criteria as for commercial loans in the Irrecoverable according to BCRA Rules.

The tables above contain the loan portfolio classification by credit quality indicator set forth by the BCRA.

The following tables show the loan balances categorized by credit quality indicators for the years ended December 31, 2017 and 2016:

	As of December 31, 2017
	“1” Normal Situation	“2” With special follow-up or Low Risk	“3” With problems or Medium Risk	“4” High risk of insolvency or High risk	“5” Uncollectible	Total
Consumer Loans	28,539,809	1,185,729	865,815	955,536	46,901	31,593,790
Commercial Loans	29,890,894	48,672	6,028	49,195	1,540	29,996,329
Total Financing Receivables	58,430,703	1,234,401	871,843	1,004,731	48,441	61,590,119

	As of December 31, 2016
	“1” Normal Situation	“2” With special follow-up or Low Risk	“3” With problems or Medium Risk	“4” High risk of insolvency or High risk	“5” Uncollectible	Total
Consumer Loans	18,655,404	816,389	548,921	529,150	39,022	20,588,886
Commercial Loans	18,876,383	9,877	7,859	33,388	358	18,927,865
Total Financing Receivables	37,531,787	826,266	556,780	562,538	39,380	39,516,751

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

b) In addition, following ASC 450-20, the amount of losses incurred in the homogeneous loan pools is estimated based on the number of loans that will default and the loss in the event of default. Using modeling methodologies, the Group estimates the number of homogeneous loans that will default based on the individual loans’ attributes aggregated into pools of homogeneous loans with similar attributes. This estimate is based on the Group’s historical experience with the loan portfolio. The estimate is adjusted to reflect an assessment of environmental factors not yet reflected in the historical data underlying the loss estimates, such as changes in real estate values, local and national economies, underwriting standards and the regulatory environment. The probability of default on a loan is based on an analysis of the movement of loans with the measured attributes from either current or any of the delinquency categories to default over a 12-month period.

As a result of analysis performed, the shareholders’ equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (386,580) and Ps. (118,325), respectively, as follows:

	December 31, 2017				December 31, 2016
	Allowances under US GAAP		Adjustment to Shareholders’ Equity		Allowances under US GAAP		Adjustment to Shareholders’ Equity
Modeling methodologies	Ps.	2,041,510	Ps.	(368,711)	Ps.	1,105,125	Ps.	(121,715)
Impaired loans individually evaluated for impairment	28,978		(17,869)		1,201		3,390
Total	Ps.	2,070,488	Ps.	(386,580)	Ps.	1,106,326	Ps.	(118,325)

Net income adjustment between Argentine Banking GAAP and US GAAP for the years ended December 31, 2017, 2016 and 2015 amounted to Ps. (268,255), Ps. (133,988), and Ps. 49,049, respectively.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Disclosure requirements

i) Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2017 and 2016 respectively:

	As of December 31, 2017
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowances for loan losses:	Ps.	Ps.	Ps.
Beginning balance	1,073,385	32,941	1,106,326
Charge-offs	(1,343,070)	(61,294)	(1,404,364)
Recoveries	125,883	41,961	167,844
Provision	2,106,212	94,470	2,200,682

Ending balance	1,962,410	108,078	2,070,488

Ending balance- individually evaluated for impairment	—	28,978	28,978
Ending balance- collectively evaluated for impairment	1,962,410	79,100	2,041,510

Financing receivables:
Ending balance
Ending balance: individually evaluated for impairment	—	63,095	63,095
Ending balance: collectively evaluated for impairment	31,593,790	29,933,234	61,527,024

	As of December 31, 2016
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowances for loan losses:	Ps.	Ps.	Ps.
Beginning balance	622,083	57,219	679,302
Charge-offs	(659,091)	(144,101)	(803,192)
Recoveries	98,240	32,747	130,987
Provision	1,012,153	87,076	1,099,229

Ending balance	1,073,385	32,941	1,106,326

Ending balance- individually evaluated for impairment	—	1,201	1,201
Ending balance- collectively evaluated for impairment	1,073,385	31,740	1,105,125

Financing receivables:
Ending balance

Ending balance: individually evaluated for impairment	—	21,089	21,089
Ending balance: collectively evaluated for impairment	20,588,886	18,906,776	39,495,662

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2017 and 2016:

	As of December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:	Ps.	Ps.	Ps.
Commercial
Impaired Loans	—	—	—

With an allowance recorded:
Commercial
Impaired Loans	63,095	60,913	28,978

Total	63,095	60,913	28,978

	As of December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:	Ps.	Ps.	Ps.
Commercial
Impaired Loans	13,429	12,247	—

With an allowance recorded:
Commercial
Impaired Loans	6,049	5,881	1,201

Total	19,478	18,128	1,201

The average recorded investments for impaired loans were Ps. 69,874 and Ps. 45,958 as of December 31, 2017 and 2016, respectively.

The interest income recognized on impaired loans amounted to Ps. 17,860, Ps. 8,695, and Ps. 8.807 for years ended December 31, 2017, 2016 and 2015, respectively.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

The following table represents the amounts of non-accruals, segregated by class of loans, as of December 31, 2017 and 2016, respectively:

	As of December 31,
	2017	2016
	Ps.	Ps.
Consumer	1,868,252	1,117,094
Commercial	56,763	41,606
Total Non-accrual loans	1,925,015	1,158,700

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2017 and 2016 were as follows:

	As of December 31, 2017
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Personal Loans	518,459	295,369	381,601	2,303	1,197,732	14,644,230	15,841,962
Credit Card Loans	379,700	393,260	370,445	2,578	1,145,983	7,756,926	8,902,909
Other Loans	89,762	35,532	36,132	10,524	171,950	6,676,969	6,848,919
Total Consumer Loans	987,921	724,161	788,178	15,405	2,515,665	29,078,125	31,593,790

Commercial:
Performing Loans	—	—	—	—	—	28,954,226	28,954,226
Impaired loans	928,446	45,099	52,730	15,828	1,042,103	—	1,042,103
Total Commercial Loans	928,446	45,099	52,730	15,828	1,042,103	28,954,226	29,996,329
Total	1,916,367	769,260	840,908	31,233	3,557,768	58,032,351	61,590,119

	As of December 31, 2016
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Personal Loans	488,235	316,478	282,866	23,620	1,111,199	10,593,959	11,705,158
Credit Card Loans	143,132	104,059	95,990	1,022	344,203	6,218,394	6,562,597
Other Loans	59,974	26,548	23,649	4,797	114,968	2,206,163	2,321,131
Total Consumer Loans	691,341	447,085	402,505	29,439	1,570,370	19,018,516	20,588,886

Commercial:
Performing Loans	—	—	—	—	—	18,359,178	18,359,178
Impaired loans	442,775	59,232	25,380	41,300	568,687	—	568,687
Total Commercial Loans	442,775	59,232	25,380	41,300	568,687	18,359,178	18,927,865
Total	1,134,116	506,317	427,885	70,739	2,139,057	37,377,694	39,516,751

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

The table below presents the December 31, 2017 and 2016 carrying value of loans that were modified in a TDR within the previous 12 months:

	Segment	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
December 31, 2017	Consumer	54,939	2,177,304	1,804,596
	Commercial	7	8,138	5,391
December 31, 2016	Consumer	29,062	827,720	775,685
	Commercial	—	—	—

The Group considers a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the years ended December 31, 2017 and 2016, respectively were as follows:

	December 31, 2017
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer	5,783	212,179

	December 31, 2016
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer	3,481	88,575

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

As of December 31, 2017 and 2016, under FASB ASC 810, financial trusts mentioned in Note 26 were considered variable interest entities. In accordance with FASB ASC 810, the Group was deemed to be the primary beneficiary of these trusts and, therefore, the Group included them in its consolidated financial statements. The impact in the US GAAP shareholders’ equity or net income reconciliation is disclosed below.

As of December 31, 2017 and 2016, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes. As mentioned in Note 26. under BCRA rules, those amounts were recorded under “Other receivables from financial intermediation — Other receivables not covered by debtors classification regulations.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

	December 31,		December 31,
	2017		2016
Assets
Cash and due from banks	Ps.	6,276	Ps.	16,244
Trading securities assets	75,843		—
Other receivable from financial transactions	50,866		151,979
Loans	1,459,617		1,515,729
Allowances related to Loans	(114,095)		(67,905)
Other assets	28,680		38,996
	Ps.	1,507,187	Ps.	1,655,043
Liabilities
Other liabilities from financial transactions:
Debt Securities	Ps.	811,018	Ps.	953,678
Certificates of Participation	606,643		614,020
Other liabilities	89,526		87,345
	Ps.	1,507,187	Ps.	1,655,043

As a result of consolidating these trusts, total consolidated assets would increase by Ps. 978,852 and Ps. 982,651 as of December 31, 2017 and December 31, 2016, respectively.

Therefore, the Group recognized the loans and other assets under the financial trust included below and re-established its loan loss reserves under ASC 310. See Note 35.I.c. allowance for loan losses.

In addition, the Group had recognized a gain for the sale of the assets included in the trusts “Renta Inmobiliaria I” and “CCF Créditos Serie 5”. As a consequence that the Group had a controlling financial interest in trusts, the reconsolidation of the assets and liabilities was made and the gains recognized by the Group at the inception were reversed for US GAAP purposes. In addition, a reconciling adjustment was recognized in order to consolidate each trust assets and liabilities under US GAAP principles.

- Renta Inmobiliaria I

Renta Inmobiliaria I was liquidated on the second semester of 2016 and the Group reacquired the properties of this trust. Under Argentine Banking GAAP the Group recognized this assets for its market value at the moment of the readquisition and as consequence that the Group was consolidating the assets and liabilities of this trust, under US-GAAP this properties should be accounted for its historical cost minus amortization.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (312,144) and Ps. (324,565). Net income adjustment as of December 31, 2017, 2016 and 2015 amounted to Ps. 12,421, Ps. (218,687), and Ps. (33,971), respectively.

- CCF Créditos Serie 5

Net Income adjustment as of December 31, 2015 amounted to Ps. 4,976.

Transfers of receivables with recourse

Under Argentine Banking GAAP, for transfers of receivables with recourse, the Group recorded a gain in the income statement and accounted for the transaction as a sale of loans.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (105,939) and Ps. (26,218) (corresponding to assets for an amount of Ps. 570,803 and Ps. 144,198 and liabilities for an amount of Ps. 676,742 and Ps. 170,416, respectively). Net income as of December 31, 2017, 2016 and 2015, amounted to Ps. (79,721), Ps. (27,265) and Ps. 1,047, respectively.

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

The table below shows the investments classified as trading securities:

	December 31,						December 31,
	2017						2016
					Shareholders’s
	Carrying		Fair		Equity		Carrying		Fair
	Amount		Value		Adjustment		Amount		Value
Trading securities
Holdings of trading securities	Ps.	139,385	Ps.	139,385	Ps.	—	Ps.	158,341	Ps.	158,386
Unlisted Government securities	437		437		—		—		—
Investments in listed corporate securities	38,624		38,624		—		1,895		1,895
Securities issued by Argentine Central Bank	9,330,248		9,330,248		—		907,461		907,098
Total trading securities	Ps.	9,508,694	Ps.	9,508,694	Ps.	—	Ps.	1,067,697	Ps.	1,067,379

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

The table below shows the investments classified as available for sale securities:

	December 31, 2017
					Accumulated	Shareholders’
	Amortized		Book	Fair	Unrealized	equity
	Cost		Value	Value	(Loss)/Gain	Adjustment

Securities issued by Argentine Central Bank	Ps.	2,341,832	2,343,618	2,343,618	1,786	—
Unlisted Government Securities and holdings of trading securities	1,803,747		1,799,367	1,802,131	(1,616)	2,764
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement (*)	91,950		91,989	92,527	577	538
Total	Ps.	4,237,529	4,234,974	4,238,276	747	3,302

(*)This line does not include forward transactions pending settlement for an amount of Ps. 20,610. These operations have not been included for US GAAP purposes. The Group records securities purchases and sales as of the trade date under US GAAP.

	December 31, 2016
	Amortized	Book	Fair	Accumulated Unrealized	Shareholders’ equity
	Cost	Value	Value	(Loss)/Gain	Adjustment

Securities issued by Argentine Central Bank	1,486,805	1,485,743	1,484,288	(2,517)	(1,455)
Unlisted Government Securities	818,853	818,853	811,195	(7,658)	(7,658)
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement (*)	616,872	620,574	620,520	3,648	(54)
Total	2,922,530	2,925,170	2,916,003	(6,527)	(9,167)

(*)This line does not include forward transactions pending settlement for an amount of Ps. 8,250. These operations have not been included for US GAAP purposes. The Group records securities purchases and sales as of the trade date under US GAAP

The amount of the unrealized gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income is as follows:

Securities	December 31, 2016		Increase		Decrease		December 31, 2017

Securities issued by Argentine Central Bank	Ps.	(2,517)	Ps.	11,338	Ps.	(7,035)	Ps.	1,786
Unlisted Government Securities	(7,658)		7,284		(1,242)		(1,616)
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	3,648		871		(3,942)		577
Total	Ps.	(6,527)	Ps.	19,493	Ps.	(12,219)	Ps.	747

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Securities	December 31, 2015		Increase		Decrease		December 31, 2016
Securities issued by Argentine Central Bank	Ps.	10	Ps.	618	Ps.	(3,145)	Ps.	(2,517)
Unlisted Government Securities	—		—		(7,658)		(7,658)
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	705		3,661		(718)		3,648
Total	Ps.	715	Ps.	4,279	Ps.	(11,521)	Ps.	(6,527)

The maturities of available for sale securities as of December 31, 2017 are as follows:

	December 31, 2017
				After 5
			After 1 year	year but
	Within 1		but within 5	within 10
Securities	year		years	years	Total
Securities issued by Argentine Central Bank	Ps.	2,341,832	—	—	2,341,832
Unlisted government bonds	1,803,747		—	—	1,803,747
Unlisted corporate bonds	1,010		65,569	—	66,579
Securities receivable under spot and forward purchases pending settlement	25,371		—	—	25,371
Total	Ps.	4,171,960	65,569	—	4,237,529

In addition, the Group has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 310-10.

The table below presents the fair value and the associated gross unrealized losses on AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or for 12 months or longer as of December 31, 2017 and 2016:

	Less than 12 months			Total
	Gross Unrealized losses		Fair Value	Gross Unrealized losses		Fair Value
December 31, 2017

Securities issued by Argentine Central Bank	Ps.	(7,035)	1,484,288	Ps.	(7,035)	1,484,288
Unlisted government bonds	(1,242)		811,195	(1,242)		811,195
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	(3,942)		620,520	(3,942)		620,520
Total	Ps.	(12,219)	2,916,003	Ps.	(12,219)	2,916,003

	Less than 12 months			Total
	Gross Unrealized losses		Fair Value	Gross Unrealized losses		Fair Value
December 31, 2016

Securities issued by Argentine Central Bank	Ps.	(3,145)	903,654	Ps.	(3,145)	903,654
Unlisted government bonds	(7,658)		811,195	(7,658)		811,195
Unlisted corporate bonds and Securities receivable under spot and forward purchases pending settlement	(718)		11,040	(718)		11,040
Total	Ps.	(11,521)	1,725,889	Ps.	(11,521)	1,725,889

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

As of December 31, 2017 and 2016 the Group has evaluated if an “other than temporary impairment” exists. As a result of its analysis, has determined that the decrease was temporary in nature and no impairment has to be recorded under US GAAP.

Net income adjustment between Argentine Banking GAAP and US GAAP for the year ended December 31, 2017, 2016 and 2015 amounted to Ps. 5,513, Ps. (3,252) and Ps. 162, respectively.

f. Vacation Provision

Following Argentine Banking GAAP, the cost of vacations earned by employees is recorded by the Group when paid.

US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (300,043) and Ps. (215,361), respectively. Net income adjustment as of December 31, 2017, 2016 and 2015 amounted to Ps. (84,682), Ps. (35,587) and Ps. (12,825), respectively.

g. Derivative Instruments

The Group enters into derivative transactions, mainly, futures, forward, options and interest rate swaps.

Under Argentine Banking GAAP futures, forward and options are accounted at fair value and interest rate swap at its notional value. Over this value, the Group agrees to pay a fix interest rate and to receive a floating interest rate. The differences arising between fixed and floating rates of interest rate swaps are settled monthly and are recorded at their net position. This net position is calculated instrument by instrument. Differences arising between the spot price and the future price in futures and forwards transactions are settled daily through ROFEX.

Under US GAAP, ASC 815 “Derivatives and Hedging” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

The standard requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Group had no embedded derivatives and does not apply hedge accounting in accordance with FASB ASC 815.

There are no shareholders´ equity and net income adjustments between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016.

Under US GAAP, FASB ASC 815 also requires additional disclosures, as follows:

	December 31,		December 31,
	2017		2016
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet classification (1)	Fair value	Balance sheet classification (1)	Fair value

Assets derivatives
Foreign exchange contracts	Other receivables from financial intermediation	—	Other receivables from financial intermediation	28,304
Total assets derivatives		—		28,304

Liability derivatives
Foreign exchange contracts	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	—

Options	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	—
Total liability derivatives		—		—

(1) According to Central Bank rules.

See amounts of gain or (loss) recognized in income on derivatives in Note 25.c.

h. Special Termination Arrangements

Special termination arrangements are principally termination benefits that a group of eligible employees receive during the period between their effective termination date and their retirement age, when they voluntary accepts an irrevocable termination arrangement.

Under Argentine Banking GAAP, the costs of the special termination arrangement are recorded when paid.

Under ASC 712 “Special termination benefits” a liability should be recorded and an expense recognized in the period the employees irrevocably accept the offer and the amount of the termination liability is reasonably estimable.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (598,281) and Ps. (290,025), respectively. Net income adjustment as of December 31, 2017 and 2016 and 2015 amounted to Ps. (308,256), Ps. (151,100) and Ps. (69,271), respectively.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

on past redemption behavior, card product type, and other historical card performance. The liability is reduced as the points are redeemed.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (51,193) and Ps. (44,091), respectively. Net income adjustment as of December 31, 2017, 2016 and 2015 amounted to Ps. (7,102), Ps. (15,995) and Ps. 21,094, respectively.

j. Credit Card Loans— Imputed Interest

As of December 31, 2017 and 2016, the Group has granted credit card loans with zero interest rates or preferential interest rates. Under Argentine Banking GAAP, the Group has recorded the investment at the amount granted without consideration of the market interest rate involved in the transaction.

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (182,161) and Ps. (88,463), respectively. Net income adjustment for the years ended December 31, 2017, 2016 and 2015 amounted to Ps. (93,698), Ps. 21,666 and Ps. (75,775), respectively.

k. Deferred Income Tax

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Supervielle and Cordial Compañía Financiera S.A. are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Supervielle and Grupo Supervielle’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Supervielle and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2017 and 2016. As indicated in note 3.19, on the December 27, 2017 the Argentine Congress approved a comprehensive income tax reform that will become effective as of 2018.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax amounting to Ps. 26,183 and Ps. 8,408 as of December 31, 2017 and 2016, respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

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

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income statement in the period when enacted. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

it will not be realized. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not.

As of December 31, 2017 and 2016, and based on the analysis performed on the realizability of the deferred tax assets, the Group believes that is more likely than not that it will recover all the temporary differences and no portion of the net operating tax loss carryforward with future taxable income and, therefore, a valuation allowance was provided against the net operating tax loss carryforward based on the taxable income projections.

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

Deferred tax assets / (liabilities) are summarized as follows:

	December 31, 2017
	ASC 740-10 applied to Argentine Banking GAAP balances		ASC 740-10 applied to US GAAP adjustments		ASC 740-10 Total
Deferred tax assets
Loan loss reserves	Ps.	200,588	Ps.	115,974	Ps.	316,562
Loans origination fees and cost	—		66,974		66,974
Provisions	23,163		284,855		308,018
Transfer of Financial Assets	—		125,425		125,425
Credit Card Loans — Imputed Interest	—		54,648		54,648
Financial Guarantees	—		1,985		1,985
Loss carry forward	50,647		—		50,647
	Ps.	274,398	Ps.	649,861	Ps.	924,259

Deferred tax liabilities
Fixed Assets	Ps.	48,997	Ps.	(6,559)	Ps.	42,438
Intangible assets	17,630		(14,795)		2,835
Exchange rate differences	39,394		—		39,394
Government Securities and other investments	—		991		991
	Ps.	106,021	Ps.	(20,363)	Ps.	85,658

Net deferred income tax asset before valuation allowance	Ps.	168,377	Ps.	670,224	Ps.	838,601
Valuation allowance	(50,647)		—		(50,647)
Net deferred income tax assets	Ps.	117,730	Ps.	670,224	Ps.	787,954

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate calculated on the basis of US GAAP for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017		2016		2015
Pre-tax income in accordance with US GAAP (a)	Ps.	2,352,923	Ps.	1,345,089	Ps.	931,395
Statutory income tax rate	35%		35%		35%
Tax on net income at statutory rate	Ps.	823,523	Ps.	470,781	Ps.	325,988
Permanent tax differences	(81,661)		(188,124)		(78,743)
Changes in valuation allowance	(86,420)		36,563		8,074
Income tax in accordance with US GAAP	Ps.	655,442	Ps.	319,221	Ps.	255,319

(a) Includes pre-tax income of trusts that are consolidated under US GAAP, as described in Note 35.I.d.

ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2017 and 2016, there were no uncertain tax positions.

The following table shows the tax years open for examination as of December 31, 2017, in which the Group’s operate:

Jurisdiction	Tax year
Argentina	2013 — 2017

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Under US GAAP, FASB ASC 460 “Guarantees” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Group with an offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Group is decreasing its risk. As of December 31, 2017 and 2016, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (6,616) and Ps. (9,111), respectively. Net income adjustment as of December 31, 2017, 2016 and 2015 amounted to Ps. 2,495, Ps. 526 and Ps. (10,997), respectively.

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

Had US GAAP been applied, the Group’s shareholder’s equity would increase by Ps. 1,602 and Ps. 18,735 at December 31, 2017 and 2016, respectively. In addition, income for the fiscal years ended at December 31, 2017, 2016 and 2015 would have (decreased) / increased by Ps. (16,886), Ps. 3,290 and Ps. 3,558, respectively.

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

The following disclosure presents the Comprehensive Income according to ASC 220, for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017		2016		2015
Income Statement
Financial income	Ps.	15,991,409	Ps.	10,981,488	Ps.	7,496,156
Financial expenses	(6,448,536)		(5,191,330)		(3,809,350)
Gross financial margin — gain	9,542,873		5,790,158		3,686,806
Loan Loss provisions net of recoveries	(2,200,682)		(1,099,229)		(532,191)
Services fee income	4,746,614		3,459,641		2,662,219
Services fee expense	(1,504,268)		(1,097,632)		(759,367)
Administrative expenses	(8,886,710)		(6,159,154)		(4,454,857)
Subtotal- Income from financial transactions	1,697,827		893,784		602,610
Income from insurance activities	479,061		606,143		175,947
Miscellaneous income	545,898		298,897		367,165
Miscellaneous losses	(369,863)		(453,735)		(214,327)
Income before tax	2,352,923		1,345,089		931,395
Income Tax	(655,442)		(319,221)		(255,319)
Net income under US GAAP	Ps.	1,697,481	Ps.	1,025,868	Ps.	676,076

Less: Net Income attributable to the Non-controlling Interest.	(52,889)		(28,184)		(57,722)
Net Income attributable to the Group	Ps.	1,644,592	Ps.	997,684	Ps.	618,354

(a)         includes net income from participation in Financial Trust consolidated under US GAAP

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Comprehensive income

	December 31,
	2017		2016		2015
Net income for the year	Ps.	1,697,481	Ps.	1,025,868	Ps.	676,076
Other comprehensive income:
Gross unrealized (loss) / gain, net	7,274		(7,242)		18,653
Estimated tax benefit / (loss) on unrealized (loss) / gain on available for sale securities	(2,546)		2,535		(6,529)
Unrealized (loss) / gain, net of tax	4,728		(4,707)		12,124
Comprehensive income	1,702,209		1,021,161		688,200
Less: Other comprehensive income attributable to non-controlling interest	(247)		284		(983)
Less: Comprehensive income attributable to non-controlling interest	(52,889)		(28,183)		(57,722)
Comprehensive income attributable to the Group	Ps.	1,649,073	Ps.	993,262	Ps.	629,495

	December 31,
	2017		2016		2015
Unrealized net (loss) / gains - Available for sale securities	Ps.	747	Ps.	(6,527)	Ps.	715
Estimated tax benefits / (loss) on unrealized net gains on available for sale securities	(262)		2,284		(250)
Accumulated other comprehensive income, net	Ps.	485	Ps.	(4,243)	Ps.	465

b) Statements of Income and Balance Sheets

The presentation of financial statements according to the Argentine Banking GAAP differs significantly from the format required by the SEC under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The income statements presented below disclose the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2017		2016		2015
Interest income
Interest and fees on loans	Ps.	12,652,880	Ps.	8,887,937	Ps.	5,733,880
Interest and dividends on investment securities taxable	2,373,059		1,241,555		689,472
Interest on other receivables from financial transactions	364,836		412,467		273,657
	Ps.	15,390,775	Ps.	10,541,959	Ps.	6,697,009
Interest expense
Interest on deposits	2,960,459		3,076,406		2,173,450
Interest on securities sold under agreements to repurchase	108,712		94,143		38,085
Interest on short-term liabilities from financial intermediation	1,933,596		792,419		480,079
Interest on long-term liabilities from financial intermediation	128,237		128,027		81,282
	Ps.	5,131,004	Ps.	4,090,995	Ps,	2,772,896

Net interest income	Ps.	10,259,771	Ps.	6,450,964	Ps.	3,924,113

Provision for loan losses, Net of reversals	1,652,325		926,650		483,645
Net interest income after provision for loan losses	Ps.	8,607,446	Ps.	5,524,314	Ps.	3,440,468

Non-interest income
Service charges on deposit accounts	Ps.	1,435,289	Ps.	925,096	Ps.	678,531
Credit-card service charges and fees	937,690		802,059		769,446
Other commissions	868,288		594,910		881,083
Insurance commissions, fees and premiums	1,162,677		1,120,921
Loans related commissions	1,084,217		730,099		506,648
Income from equity in other companies	27,648		—		3
Foreign exchange, net	250,758		367,436		44,735
Other	571,302		353,119		482,910
Total non-interest income	Ps.	6,337,869	Ps.	4,893,640	Ps.	3,363,356
Non-interest expense
Commissions	Ps.	800,636	Ps.	559,391	Ps.	365,847
Personnel expenses	5,475,674		3,860,094		2,767,111
Fees and external administrative services	507,065		360,519		246,061
Depreciation of premises and equipment	118,594		81,558		56,637
Renting	249,934		225,363		148,381
Electricity and communications	193,227		149,888		101,009
Advertising and publicity	549,408		443,526		314,295
Taxes	2,035,846		1,438,996		1,101,813
Amortization of other intangibles	128,875		111,284		92,431
Loss from equity in others companies	—		4,997		—
Repair maintenance and conservation	356,500		308,276		147,845
Insurance	35,498		26,476		14,204
Security Services	191,282		132,122		95,751
Other Provisions and reserves	44,797		76,627		23,863
Other	998,655		766,003		362,173
Stationary and supplies	43,885		38,762		29,055
Total non-interest expense	Ps.	11,729,876	Ps.	8,583,880	Ps.	5,866,476

Income before tax expense	3,215,439		1,834,074		937,350
Income tax expense	772,483		500,603		247,161
Net Income attributable to Parent Company	Ps.	2,442,956	Ps.	1,333,471	Ps.	690,189
Net Income attributable to non-controlling interest	Ps.	5,897	22,166		16,080
Net Income	Ps.	2,437,059	Ps.	1,311,304	Ps.	674,109

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

Argentine Banking GAAP also requires certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Supervielle’s balance sheet as of December 31, 2017 and 2016, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2017		2016
Assets
Cash and due from banks	Ps.	3,105,770	Ps.	2,048,348
Interest bearing deposits in other Banks	8,023,716		6,115,561
Trading account assets	1.734.409		945,991
Other short-term investments	680,866		1,185,637
Available for sale securities (*)	13,612,362		1,414,053
Loans	58,613,161		36,664,087
Allowances for loan losses (Note 7)	(1,536,728)		(888,677)
Loans, net	57,076,433		35,775,410
Other receivables from financial transactions	5,880,530		2,585,807
Miscellaneous receivables	1,776,209		1,106,292
Premises and equipment	694,430		620,003
Intangible Assets — Goodwill	22,042		31,263
Intangible Assets — Other	302,459		252,334
Assets held for sale (**)	—		207,656
Other assets	1,062,052		917,687
Total assets	Ps.	93,971,278	Ps.	53,206,042

	December 31,
	2017		2016
Liabilities and Shareholders’ Equity:
Noninterest bearing Deposits	Ps.	22,984,798	Ps.	12,265,395
Interest bearing Deposits	33,502,231		23,632,468
Short-term borrowing	3,796,719		3,344,884
Other liabilities	60,512		134,158
Amounts payable for spot and forward purchases pending settlement	3,764,064		592,386
Other liabilities from financial transactions	2,685,835		2,193,928
Long-term debt	8,882,608		1,697,360
Other Liabilities (***)	3,058,053		2,173,223
Liabilities held for sale (**)	—		74,687
Contingent liabilities	80,163		62,596
Total Liabilities	Ps.	78,814,983	Ps.	46,171,094

Total Parent Company shareholders´ equity	15,144,798		6.931.551
Non-controlling Interest	11,497		103.397
Total liabilities and shareholders’ equity	Ps.	93,971,278	Ps.	53.206.042

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

(*) The carrying value and market value of securities classified into “available-for-sale securities” have been mentioned in note 35.1.e. This line includes Ps. 735 corresponding to restricted investments.

(**) These lines includes the assets and liabilities of Cordial Microfinanzas that have been classified as held for sale as it met the criteria stablished by the ASC 360-45-9 and have been measured at its carrying value.

(***) These line include taxes payables, sundry accounts and social debts.

In the following table is a description of total loans by categories:

	December 31,		December 31,
	2017		2016

Financial Sector	3,236,350	6%	823,772	2%
Services	3,578,836	6%	1,656,902	5%
Primary Products	6,275,915	11%	3,069,654	8%
Consumer	30,420,943	51%	20,343,028	55%
Retail Trade	1,540,861	3%	1,324,768	3%
Construction	5,200,237	9%	3,482,245	10%
Manufacturing	4,318,475	7%	1,736,015	5%
Other	4,041,544	7%	4,227,703	12%
Total	58,613,161	100%	36,664,087	100%

Transactions with related parties are described in note 18.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2017 and 2016, under US GAAP:

Balances as of December 31, 2017	Total fair value		Quoted market prices in active markets - Level 1		Internal models with significant observable market parameters - Level 2		Internal models with significant unobservable markets parameters - Level 3
Assets
Government and corporate securities
Holdings of trading securities	Ps.	139,385	Ps.	139,385	Ps.	—	Ps.	—
Unlisted government securities	1,802,568		1,802,568		—		—
Investments in listed corporate securities	38,624		38,624		—		—
Securities issued by the Argentine Central Bank (*)	11,673,866		11,673,866		—		—
Other receivables from financial transaction
Securities receivable under spot and forward purchases pending settlement	25,371		25,371		—		—
Unlisted corporate bonds	67.156		67,156		—		—
	Ps.	13,773,886	Ps.	13,773,886	Ps.	—	Ps.	—
Liabilities
Securities to be delivered under spot and forward sales pending settlement	Ps.	3,788,545	Ps.	3,788,545	Ps.	—	Ps.	—
	Ps.	3,788,545	Ps.	3,788,545	Ps.	—	Ps.	—

(*) “Securities issued by the Argentine Central Bank” includes a reverse repo transaction operation for an amount of Ps. 3,738,790 that it is adjusted in Note 35.II.f. “Repurchase agreements”.

Balances as of December 31, 2016	Total fair value		Quoted market prices in active markets - Level 1		Internal models with significant observable market parameters - Level 2		Internal models with significant unobservable markets parameters - Level 3
Assets
Government and corporate securities
Holdings of trading securities	Ps.	158,386	Ps.	158,386	Ps.	—	Ps.	—
Investments in listed corporate securities	1,895		1,895		—		—
Unlisted government securities	811,195		811,195		—		—
Securities issued by the Argentine Central Bank (*)	2,391,386		2,391,386		—		—
Other receivables from financial transaction
Derivative instruments	28,304		28,304		—		—
Securities receivable under spot and forward purchases pending settlement	591,408		591,408		—		—
Unlisted corporate bonds	29,112		29,112		—		—
	Ps.	3,853,300	Ps.	3,853,300	Ps.	—	Ps.	—
Liabilities
Securities to be delivered under spot and forward sales pending settlement	Ps.	29,979	Ps.	29,979	Ps.	—	Ps.	—
	Ps.	29,979	Ps.	29,979	Ps.	—	Ps.	—

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

(*) “Securities issued by the Argentine Central Bank” includes a reverse repo transaction operation for an amount of Ps. 37,840 that it is adjusted in Note 35.II.f. “Repurchase agreements”.

As of December 31, 2017 and 2016 there are not assets and liabilities recorded at fair value on a non-recurring basis.

As of December 31, 2017 and 2016, the Group has not made transfers in or out of Level 1, Level 2, and Level 3.

d) Disclosure about Fair Value of Financial Instruments.

ASC 825, “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made as of December 31, 2017 and 2016. Because many of the Group’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

	December 31,
	2017
	Book Value		Fair Value		Level 1	Level 2	Level 3
Non derivative activities
Assets
Cash and due from banks (1)	Ps.	11,129,475	Ps,	11,129,475	11,129,475	—	—
Government and Corporate securities(*) (2)	11,607,246		11,609,195		11,609,195	—	—
Loans and leases (3)	57,473,574		62,873,349		—	—	62,873,349
Others (**) (4)	6,609,656		6,610,194		6,610,194	—	—

Liabilities
Deposits (5)	Ps.	56,487,027	Ps,	56,357,281	—	—	56,357,281
Other liabilities from financial transactions (6)	10,136,152		10,136,152		3,820,334	—	6,315,818
Negotiable obligations (7)	8,993,075		8,982,279		—	—	8,982,279
Others (8)	3,058,053		3,058,053		—	—	3,058,053

(*)“Government and Corporate securities” includes an adjustment related a reverse repo transaction operation for an amount of for an amount of Ps. 3,738,790 that have been adjusted for US GAAP purposes.

(**)“Assets - Others” includes an adjustment related forward transactions pending settlement for an amount of Ps. 20,610 that have been adjusted for US GAAP purposes.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

	December 31,
	2016
	Book Value		Fair Value		Level 1	Level 2	Level 3
Non derivative activities
Assets
Cash and due from banks (1)	Ps.	8,166,132	Ps.	8,166,132	8,166,132	—	—
Government and Corporate securities (2) (*)	2,360,044		2,351,580		2,351,580	—	—
Loans and leases (3)	36,424,364		39,141,141		—	—	39,141,141
Others (**) (4)	3,772,576		3,788,752		3,769,791	—	18,961

Liabilities
Deposits (5)	Ps.	35,897,864	Ps.	35,846,634	—	—	35,846,634
Other liabilities from financial transactions (6)	4,547,898		4,547,898		627,331	—	3,920,567
Negotiable obligations (7)	3,345,694		3,378,350		—	—	3,378,350
Others (8)	2,182,228		2,182,228		—	—	2,182,228

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

The following is a description of the estimating techniques applied:

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit risk. The carrying values as of December 31, 2017 and 2016 are a reasonable estimate of fair value.

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

(6) Other liabilities from financial transactions: Includes credit lines borrowed under different credit arrangements. As of December 31, 2017 and 2016, when no quoted market prices were available, the

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(7) Negotiable obligations: As of December 31, 2017 and 2016, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Below is a table with the information for each segment identified by the Group as of and for the years ended December 31, 2017, 2016 and 2015.

	As of December 31, 2017
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	2,799,066	260,107	8,000,292	74,143	3,012	340	(7,485)	11,129,475
Government and corporate securities	—	—	15,255,201	—	87,832	3,003	—	15,346,036
Loans	20,868,845	27,605,696	2,302,233	6,093,736	—	—	(1,916,137)	54,954,373
Other receivables from financial transactions	(4,251)	506,331	4,570,399	794,727	330,864	315,115	48,211	6,561,396
Receivables from financial leasing	439,189	2,080,012	—	—	—	—	—	2,519,201
Other assets	379,155	10,893	244,148	522,328	111,323	285,235	1,907,715	3,460,797
Total Assets	24,482,004	30,463,039	30,372,273	7,484,934	533,031	603,693	32,304	93,971,278

	As of December 31, 2017
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total

Financial income	6,186,492	3,719,565	2,261,049	3,032,272	96,017	49,354	149,922	15,494,671
Financial expenses	(1,816,992)	(449,607)	(3,017,638)	(1,370,932)	(1,789)	(1,071)	463,741	(6,194,288)
Distribution of Income (Expenses) for Treasury Funds(1)	1,172,277	(2,313,053)	1,140,776	—	—	—	—	—
Gross financial margin	5,541,777	956,905	384,187	1,661,340	94,228	48,283	613,663	9,300,383
Services Fee Income	2,835,892	806,289	64,768	1,284,466	—	561,712	(579,855)	4,973,272
Services Fee Expenses	(1,177,104)	(102,617)	(22,818)	(625,461)	—	(8,411)	440,563	(1,495,848)
Net Service Fee Income	1,658,788	703,672	41,950	659,005	—	553,301	(139,292)	3,477,424
Income from Insurance Activities	—	—	—	—	375,443	—	103,618	479,061
Net Revenue	7,200,565	1,660,577	426,137	2,320,345	469,671	601,584	577,989	13,256,868
Loan Loss Provisions	(737,284)	(153,312)	(3,642)	(924,499)	—	—	(1,432)	(1,820,169)
Direct costs	(3,934,851)	(359,172)	(116,792)	(1,149,235)	(154,366)	(264,494)	(28,260)	(6,007,170)
Indirect costs	(1,599,491)	(546,087)	(237,874)	—	—	—	—	(2,383,452)
Income from financial transactions	928,939	602,006	67,829	246,611	315,305	337,090	548,297	3,046,077
Miscellaneous Income / (Expenses)	98,907	28,591	1,451	16,939	1,184	3,220	19,070	169,362
Non-controlling interests result	—	—	—	—	—	—	(5,897)	(5,897)
Income Before Income Tax	1,027,846	630,597	69,280	263,550	316,489	340,310	561,470	3,209,542
Income tax	(346,827)	(92,381)	(21,534)	(84,110)	(110,875)	(116,756)	—	(772,483)
Net income	681,019	538,216	47,746	179,440	205,614	223,554	561,470	2,437,059

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

	As of December 31, 2016
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	1,718,821	161,375	6,208,483	78,394	3,807	6,800	(11,548)	8,166,132
Government and corporate securities	—	—	2,247,370	8,594	104,080	—	—	2,360,044
Loans	13,869,169	16,958,277	1,352,717	4,403,552	—	193,915	(1,521,121)	34,896,509
Other receivables from financial transactions	174,633	317,461	1,639,240	439,471	284,796	179,115	738,020	3,772,736
Receivables from financial leasing	266,305	1,261,942	7	—	—	—	(399)	1,527,855
Other assets	252,895	50,482	169,732	564,484	68,992	121,706	1,254,475	2,482,766
Total Assets	16,281,823	18,749,537	11,617,549	5,134,495	461,675	501,536	459,427	53,206,042

	As of December 31, 2016
	(in thousands of pesos)
	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Asset Mgmt & Other Services	Adjustments	Consolidated Total
Financial income	4.482.498	2.920.526	1.589.736	1.769.292	52.916	119.960	(140.349)	10.794.579
Financial expenses	(1.916.534)	(374.446)	(1.703.934)	(1.028.048)	(1.066)	(50.284)	207.787	(4.866.525)
Distribution of Income (Expenses) for Treasury Funds	1.307.621	(1.918.789)	611.169	—	—	—	—	—
Gross intermediation margin	3.873.585	627.291	496.971	741.244	51.850	69.676	67.438	5.928.054
Provision for loan losses	(550.715)	(153.078)	(9.265)	(338.869)	—	(5.709)	—	(1.057.637)
Services Fee Income	2.306.782	559.866	46.545	931.082	—	261.703	-578.462	3.527.516
Services Fee Expenses	(996.626)	(63.472)	(9.113)	(433.721)	—	(1.150)	423.422	(1.080.660)
Net Service Fee Income	1.310.156	496.394	37.432	497.361	—	260.553	-155.040	2.446.856
Income from Insurance Activities	—	—	—	—	476.349	—	129.794	606.143
Direct costs	(2.790.068)	(213.622)	(94.259)	(839.258)	(139.227)	(228.613)	8.840	(4.296.207)
Indirect costs	(1.188.127)	(399.202)	(176.745)	—	—	—	—	(1.764.074)
Income from financial transactions	654.831	357.783	254.134	60.478	388.972	95.907	51.032	1.863.135
Miscellaneous Income / (Expenses)	(130.372)	24.500	(2.973)	8.177	—	93.990	(22.384)	(29.062)
Non-controlling interests result	—	—	—	—	—	—	(22.166)	(22.166)
Income Before Income Tax	524.459	382.283	251.161	68.655	388.972	189.897	6.482	1.811.907

Income tax	-161.897	-45.109	-88.258	-973	-136.570	-65.123	-2.673	-500.603
Net income	362.562	337.174	162.903	67.682	252.402	124.774	3.809	1.311.304

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Had US GAAP been applied, the Group’s assets and liabilities would have decreased by approximately Ps. 3,352,217 and 594,764 as of December 31, 2017 and December 31, 2016, respectively.

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

The Group’s assets and liabilities would be increased by approximately Ps. 48,554 and Ps. 55,711 had US GAAP been applied as of December 31, 2017 and 2016, respectively.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos — unless otherwise stated)

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

Grupo Supervielle’s assets and liabilities would be increased by approximately Ps. 1,045,459 and Ps. 1,985,525 applying US GAAP at December 31, 2017 and 2016, respectively.

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

The following table sets forth the computation of basic EPS:

	December 31,
	2017		2016		2015
Earnings per share under US GAAP
Numerator
Net income for the year attributable to the Group net of preferred dividends	Ps.	1,644,591,926	Ps.	997,683,608	Ps.	613,669,000
Denominator
Average number of shares outstanding	392,831,769		319,827,519		151,839,052
Net income per common share
Basic and diluted	Ps.	4.1865	Ps.	3.1194	Ps.	4.0416

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

The statement of cash flows under US GAAP is shown below:

	December 31,
	2017		2016		2015
Cash and cash equivalents at the beginning of the year	Ps.	9,688,595	Ps.	7,873,684	Ps.	4,236,987
Cash and cash equivalents at the end of the period	21,758,918		9,688,595		7,873,684
Net increase in cash and cash equivalents	Ps.	12,070,323	Ps.	1,814,911	Ps.	3,636,697

Causes of changes in cash and cash equivalents

Cash Flow from operating activities
Net (payments)/collections related to:
Interest received on loans, leases and government securities	12,103,112		10,529,487		6,904,085
Interest paid	(6,201,233)		(5,932,146)		(3,025,342)
Purchases of Trading Securities	(110,449,801)		(9,766,328)		(3,852,865)
Proceeds from sales of Trading Securities	111,249,348		8,965,170		3,844,751
Decrease in Other receivables from financial transactions	(1,125,516)		72,868		(3,090)
Fees and commissions received	5,789,970		4,436,397		3,040,982
Fees and commissions paid	(9,409,023)		(6,691,853)		(4,700,400)
Payments of income tax / minimun presumed income tax	(474,899)		(345,561)		(389,564)
Net collections / (payments) related to other operating activities	(1,151,138)		(365,876)		(133,641)
Net cash provided by operating activities	Ps.	330,820	902,158		1,684,916

Cash Flow from investing activities
(Payments)/collections related to:
Payments to acquire bank premises and equipment	(196,408)		(507,251)		(105,043)
Receipts from sales of bank premises and equipment	20,567		12,998		140,785
Increase in intangible assets	(156,309)		(97,184)		(100,886)
Increase in loans and leases, net	(20,940,436)		(13,768,330)		(6,610,515)
Purchases of available for sale securities	(48,298,116)		(77,576,169)		(4,651,357)
Proceeds from sales of available for sale securities	47,866,004		76,563,334		5,478,396
Payments to acquire miscellaneous assets	(684,145)		(489,105)		(399,493)
Receipts from sales of miscellaneous assets	542,153		530,193		179,206
Increase in deposits at the Argentine Central Bank	(319,910)		(140,739)		(190,070)
Receipts / (Payments) for sale of equity securities	33,112		(21)		—
Net cash used in investing activities	Ps.	(22,133,488)	(15,472,273)		(6,258,977)

Cash Flow from financing activities
(Payments)/collections related to:
Proceeds from issuance of unsubordinated negotiable obligations	7,570,920		1,493,743		2,038,879
Repayment of unsubordinated negotiable obligations	(1,180,664)		(769,060)		(884,824)
Increase in deposits, net	16,154,504		12,493,587		6,764,640
(Decrease) / Increase in other short term liabilities, net	4,630,403		1,735,578		(431,672)
Repayment of subordinated negotiable obligations	(876,835)		—		—
Financing received from Argentine financial institutions	(228,665)		(1,686,277)		—
Proceeds from issuance of stocks	5,841,688		3,301,137		—
Payment of dividends	(65,500)		(25,503)		(7,385)
Payments for debt issue cost	—		—		(4,391)

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

	December 31,
	2017		2016		2015
Proceeds from debt securities related with consolidated financial trust	2,513,424		1,307,005		2,090,646
Repayment of debt securities related with consolidated financial trust	(1,663,099)		(1,992,606)		(1,836,124)
Net cash provided by financing activities	Ps.	32,696,176	15,857,604		7,729,769

Financial income on cash and cash equivalents (including interest and monetary results)	1,176,815		527,422		480,989
Net increase / (decrease) in cash and cash equivalents	Ps.	12,070,323	Ps.	1,814,911	Ps.	3,636,697

Cash and cash equivalents reconciliation:

	December 31,
	2017		2016		2015
Cash and cash equivalents under Argentine Banking GAAP	Ps.	25,421,865	Ps	9,688,554	Ps	7,616,502
Securities under repurchase agreements	(3,738,790)		—		—
Cash and cash equivalent from consolidated financial trusts	75,843		41		257,182
Cash and cash equivalents under US-GAAP	21,758,918		9,688,595		7,873,684

Set forth below is the reconciliation of net income to net cash flows from operating activities, as required by FASB ASC 230:

	December 31,
	2017		2016		2015

Net income for the fiscal year	Ps.	1,697,481	Ps.	1,025,868	Ps.	676,076

Adjustments to reconcile net income to net cash from operating activities:
US GAAP Reconciliation Adjustments	792,467		313,620		55,755
Income Tax for the fiscal year	871,845		576,649		340,306
Amortizations and depreciations	267,875		210,521		166,384
Results from equity investments	—		4,996		(3)
Provision for loan losses, net of reversals	1,809,323		1,042,814		545,101
Non-controlling interests	(52,889)		(28,184)		(57,722)
Gain for sale of premises and equipment	(3,147)		(5,568)		(93,830)
Increase in interest payable from negotiable obligations and debt securities of financial trust	204,621		50,187		42,936
(Decrease) / Increase in government and private securities	(2,673,232)		(695,590)		22,392
Increase in interest receivable from Loans	(623,897)		(358,836)		(149,055)
(Increase) / Decrease in other receivable from financial intermediation	(414,466)		(543,391)		123,649
Increase from miscellaneous assets	(665,083)		(506,650)		(222,802)
Increase in balances from forward transactions without delivery of underlying asset	1,388		5,929		12,662
Decrease / (Increase) in interest payable from Deposits	271,222		(49,643)		78,013
Increase of miscellaneous liabilities	635,659		414,907		483,692
Decrease in Taxes Payables	(671,220)		(234,554)		(289,587)
Financial income on cash and cash equivalents	(1,117,127)		(238,124)		(49,051)
Net cash provided by operating activities	Ps:	330,820	Ps.	902,158	Ps.	1,684,916

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

k) New authoritative pronouncements

The last Accounting Standards Updates issued by the FASB applicable for the Group are mentioned below:

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

The impact of this Update will not have any significant effect in the US GAAP disclosures and financial information.

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

The impact of this Update did not have any significant effect in the present US GAAP financial statements.

ASU 2016-02

On February 2016, the FASB issued the Accounting Standard Update No. 2016-02 “Leases”. The amendments affects any entity that enters into a leas, with some specified scope exemptions. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP.

A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. Reasonably certain is a high threshold that is consistent with and intended to be applied in the same way as the reasonably assured threshold in the previous leases guidance. In addition, also consistent with the previous leases guidance, a lessee (and a lessor) should exclude most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.

The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2016-13

On June 2016, the FASB issued the Accounting Standard Update No. 2016-13 “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments”. The amendments affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this Update affect an entity to varying degrees depending on the credit quality of the assets held by the entity, their duration, and how the entity applies current GAAP. There is diversity in practice in applying the incurred loss methodology, which means that before transition some entities may be more aligned, under current GAAP, than others to the new measure of expected credit losses.

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

ASU 2016-18

On Novemeber 2016, the FASB issued the Accounting Standard Update No. 2016-18 “Statement of Cash Flow — Restricted Cash”. The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents.

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

The impact of this Update will not have any significant effect in the present US GAAP financial statements.

ASU 2017-04

In January 2017, the FASB issued the Accounting Standards Update No. 2017-04 “Simplifying the Test for Goodwill Impairment”. The amendments in this Update simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill.

An entity should apply the amendments in this Update on a prospective basis. A public business entity that is an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The Company considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-05

In February 2017, the FASB issued the Accounting Standards Update No. 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”. The amendments in this Update clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset and add guidance for partial sales of nonfinancial assets. An entity may elect to apply the amendments in this Update either: a) retrospectively to each period presented in the financial statements in accordance with the guidance on accounting changes in paragraphs 250-10-45-5 through 45-

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

10 (retrospective approach); or b) retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption (modified retrospective approach).

The amendments in this Update are effective at the same time as the amendments in Update 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

The Company considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-11

On July 2017, the FASB issued the Accounting Standard Update No. 2017-11 “Earnings per share, Distinguishing liabilities from equity, derivatives and hedging”. The amendments in this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (EPS) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260).

The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

The Company is still evaluating the impact of this Update in the US GAAP financial statements.

ASU 2017-12

In August 2017, the FASB issued an ASU that will improve and simplify accounting rules around hedge accounting. The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks. More hedging strategies will be eligible for hedge accounting. These include hedges of the benchmark rate component of the contractual coupon cash flows of fixed-rate assets or liabilities, hedges of the portion of a closed portfolio of prepayable assets not expected to prepay, and partial-term hedges of fixed-rate assets or liabilities (e.g., the first and second years of a five-year bond).

Public business entities, public not-for-profit entities, and financial institutions will have until the end of the first quarter in which a hedge is designated to perform an initial assessment of a hedge’s effectiveness. All other companies will have until their financial statements are available to be issued. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. For cash flow hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. They will be reclassified to earnings when the hedged item impacts earnings. On the other hand, for fair value hedges, because the change in fair value of the hedged item and the derivative hedging instrument will still be recorded in current earnings, if the hedge is not perfectly effective, there will be an Income Statement impact.

Grupo Supervielle S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos — unless otherwise stated)

The ASU is effective for public companies in 2019 and private companies in 2020. Early adoption is permitted.

The Company considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.