Form 20-F
period 2018-12-31
Grupo Supervielle S.A.
filed 2019-05-10
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

Commission file number 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of Registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA

(Jurisdiction of incorporation or organization)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Alejandra Naughton

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

Tel: 54-11-4340-3053

Email: Alejandra.Naughton@supervielle.com.ar

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 5 Class B shares of Grupo Supervielle S.A.	SUPV	New York Stock Exchange
Class B shares of Grupo Supervielle S.A.	SUPV	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was:

Title of class	Number of shares outstanding
Class B ordinary shares, nominal value Ps.1.00 per share	329,984,134
Class A ordinary shares, nominal value Ps.1.00 per share	126,738,188

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CERTAIN DEFINED TERMS AND CONVENTIONS

In this annual report, we use the terms “we,” “us,” “our” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Tarjeta” mean Tarjeta Automática S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Sofital” mean Sofital S.A.F.e I.I. References to “CCF” mean Cordial Compañía Financiera S.A. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial Servicios S.A. References to “IOL” mean InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. References to “MILA” mean Micro Lending S.A.U.

References to “Class B shares” refer to shares of our Class B common stock, all with a par value of Ps.1.00 per share, and references to “ADSs” are to American depositary shares, each representing five Class B shares, except where the context requires otherwise.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refers to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities regulator. The term “ByMA” refers to the exchange Bolsas y Mercados Argentinos S.A. The term “MAE” refers to the exchange Mercado Abierto Electrónico S.A. The term “Argentine Capital Markets Law” refers to Law No. 26,831, as amended and supplemented. The term “Argentine Negotiable Obligations Law” refers to Law No. 23,576, as amended and supplemented. The term “AGCL” refers to Law No. 19,550, as amended and supplemented. The term “Argentine Productive Financing Law” refers to Law No. 27,440.

“Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Argentine Banking GAAP” refers to the accounting rules of the Central Bank. “IFRS” refers to the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”).

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

The term “private domestically-owned banks” refers to private banks that are controlled by Argentine shareholders. For information up to December 31, 2017, the term “small businesses” refers to individuals and businesses with annual sales of up to Ps.40.0 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.40.0 million and below Ps.200.0 million, the term “middle-market companies” refers to companies with annual sales over Ps.200.0 million and below Ps.1.0 billion and the term “large corporates” refers to companies with annual sales over Ps.1.0 billion. For information since January 1, 2018, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.70.0 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.70.0 million and below Ps.550.0 million, the term “middle-market companies” refers to companies with annual sales over Ps.550.0 million and below Ps.2.0 billion and the term “large corporates” refers to companies with annual sales over Ps.2.0 billion. For information since January 1, 2019, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.100 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.100 million and below Ps.700 million, the term “middle-market companies” refers to companies with annual sales over Ps.700 million and below Ps.2.5 billion and the term “large corporates” refers to companies with annual sales over Ps.2.5 billion.

i

The term “ROAE” refers to return on average shareholders’ equity. ROAE is frequently used by financial institutions as a benchmark to measure profitability compared to peers but not as a benchmark to determine returns for investors, which is affected by multiple factors that ROAE does not consider.

The term “NIFFI” refers to Net Income from Financial Instruments.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This annual report contains our audited consolidated financial statements as of December, 2018 and 2017 and January 1, 2017, and for the years ended December 31, 2018 and 2017 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm (“Price Waterhouse & Co.”), whose report is included herein.

We have prepared our audited consolidated financial statements under IFRS for the first time for our financial year ended December 31, 2018, which included comparative financial information for the year ended December 31, 2017. All IFRS standards issued by the IASB effective at the time of preparing the audited consolidated financial statements have been applied.

The opening IFRS statement of financial position was prepared as of our transition date of January 1, 2017. Prior to the adoption of IFRS, we prepared our audited consolidated financial statements in accordance with Argentine Banking GAAP.

The application of IFRS 1 “First Time Adoption of IFRS” required us to adopt accounting policies based on the standards and interpretations effective at the reporting date of our first IFRS financial statements (December 31, 2018). As a result of adopting IFRS, we have changed many of our previous accounting policies. These IFRS accounting policies have been applied consistently in preparing our audited consolidated financial statements, and in the preparation of the opening IFRS statement of financial position at transition date.

At the same time, IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary, IAS 29 outlines a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate higher than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, we have applied IAS 29 to our audited consolidated financial statements.

In preparing the opening IFRS statement of financial position, we have adjusted amounts reported previously in our audited consolidated financial statements prepared in accordance with Argentine Banking GAAP. An explanation of how the transition from Argentine Banking GAAP to IFRS has affected our financial performance and financial position is set out in note 2.3 of our audited consolidated financial statements.

Unless otherwise indicated, all financial information of our company included in this annual report is stated on a consolidated basis under IFRS.

Overview of IAS 29

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a highly inflationary economy, as mentioned above, should be reported measured in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated adjusted applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes based on the price indexes published by the National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos or “INDEC”, per its initials in Spanish).

The principal inflation adjustment procedures are the following:

•

Monetary assets and liabilities that are recorded in the current currency as of the financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

•	Non-monetary assets and liabilities are recorded at cost as of the financial position date, and equity components are restated applying the relevant adjustment ratios.

•	All items in the consolidated income statement are restated applying the relevant conversion factors.

•	The effect of inflation in the Company’s net monetary position is included in the consolidated income statement, in the item “Results from exposure to changes in the purchasing power of money.”

•	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

•	Upon initially applying inflation adjustment, the equity accounts were restated as follows:

•	Capital stock was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.

•	The resulting amount was included in the “Results from exposure to changes in the purchasing power of money” account.

•	Consolidated Statement of Comprehensive Income were restated as from each accounting allocation.

•	The legal reserve and other reserves in the statement of income were not restated as of the initial application date.

Currencies and Rounding

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina.

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2018 was Ps.37.8083 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 28, 2018. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was Ps.44.90 per U.S.$.1.00 as of May 6, 2019.

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

(i)

changes in general economic, financial, business, political, legal, social or other conditions in Argentina, including the upcoming presidential elections in October 2019, or elsewhere in Latin America or changes in either developed or emerging markets;

(ii)

changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic and international financial markets;

(iii)	changes in regional, national and international business and economic conditions, including fluctuations in the exchange rate of the Peso and inflation;

(iv)	changes in interest rates and the cost of deposits, which may, among other things, affect margins;

(v)

unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

(vi)	changes in government regulation, including tax and banking regulations;

(vii)	adverse legal or regulatory disputes or proceedings;

(viii)	the interpretation by judicial courts of the Argentine Civil and Commercial Code;

(ix)	credit and other risks of lending, such as increases in defaults by borrowers;

(x)	exposure to Argentine government liabilities, and fluctuations and declines in the value of Argentine public debt;

(xi)	increased competition in the banking, financial services, credit card services, asset management and related industries;

(xii)	a loss of market share by any of our main businesses;

(xiii)	increase in the allowances for loan losses;

(xiv)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;

(xv)	ability to implement our business strategy;

(xvi)	fluctuations in the exchange rate of the Peso; and

(xvii)	other factors discussed under “Item 3.D Risk Factors” in this annual report.

v

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Item 3.A	Selected Financial Data

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our audited consolidated financial statements and related notes beginning on page F-1, the “Presentation of financial and other information” section and the discussion in Item 5 “Item 5.A Operating Results” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2018 and 2017 and the selected consolidated statement of financial position data as of December 31, 2018 and 2017 and as of January 1, 2017 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers an independent registered public accounting firm.

Our consolidated financial statements were prepared and presented in accordance with IFRS, as issued by the IASB and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). We applied IFRS for the first time for the year ended December 31, 2018 with a transition date of January 1, 2017. We have applied all IFRS issued by the IASB effective at the time of preparing our audited consolidated financial statements. The opening IFRS statement of financial position was prepared as of our transition date of January 1, 2017. Note 2 to our audited consolidated financial statements contains the details of our transition to IFRS and application of IFRS 1.

The consolidated financial statements and the financial information included in this Annual Report for all the periods reported are presented in Argentine pesos as of December 31, 2018, which is our functional currency.

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered hyperinflationary. This Standard requires that the financial statements of an entity that reports in the currency of a highly inflationary economy shall be stated in terms of the measuring unit current at the closing date of the latest reporting period, regardless of whether they are based on a historical cost approach or a current cost approach. To this end, in general terms, the inflation rate must be computed in the non-monetary items as from the acquisition date or the revaluation date, as applicable. These requirements also comprise the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary, IAS 29 outlines a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate higher than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, we have applied IAS 29 to our audited consolidated financial statements. See Note 1.2 to our audited consolidated financial statements.

Solely for convenience of the reader, we have translated certain Peso amounts as of and for the year ended December 31, 2018 into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2018 which was Ps.37.8083 to U.S.$1.00. The reference exchange rate reported by the Central Bank was Ps.44.90 per U.S.$.1.00 as of May 6, 2019. U.S. dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

These consolidated financial statements differ in certain material respects from our locally filed financial statements as of December 31, 2018 and 2017 and January 1, 2017 and for the years ended December 31, 2018 and 2017 prepared in accordance with Argentine Banking GAAP.

We are subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the CNV Rules and we are required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.

The Argentine Central Bank, through Communications“A” 5541, as amended, set forth a convergence plan towards the application of IFRS as issued by the IASB and the interpretations issued by the IFRIC, for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018. The convergence plan had two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full. We have presented our local financial statements under these rules on March 7, 2019. Shareholder’s equity under the rules of the Argentine Central Bank is presented in Note 25 of our audited consolidated financial statements.

	Grupo Supervielle S.A.
	As of December 31,
	2018		2017
	U.S.$.	$	$
	(in thousands of Pesos or U.S. dollars, as indicated)
Consolidated Income Statement Data IFRS:
Interest income	804,486	30,416,242	22,264,831
Interest expenses	(460,570)	(17,413,360)	(8,309,665)
Net interest income	343,916	13,002,882	13,955,166
Net income from financial instruments (NIFFI) at fair value through profit or loss	166,904	6,310,371	3,545,647
Exchange rate difference on gold and foreign currency	29,800	1,126,705	393,112
NIFFI and Exchange Rate Differences	196,704	7,437,076	3,938,759
Net Financial Income	540,620	20,439,958	17,893,925
Service fee income	156,783	5,927,689	6,063,719
Service fee expenses	(37,510)	(1,418,180)	(1,220,427)
Income from insurance activities	22,447	848,665	899,491
Net Service Fee Income	141,720	5,358,174	5,742,783
Subtotal	682,340	25,798,132	23,636,708
Result from exposure to changes in the purchasing power of money	(159,092)	(6,015,001)	(2,591,255)
Other operating income	65,424	2,473,558	1,838,024
Loan loss provisions	(136,981)	(5,179,033)	(4,033,187)
Net Operating Income	451,691	17,077,656	18,850,290
Personnel expenses	(232,187)	(8,778,580)	8,736,238
Administration expenses	(148,129)	(5,600,508)	4,918,531
Depreciations and impairment of non-financial assets	(11,436)	(432,389)	621,988
Other operating expenses	(114,047)	(4,311,940)	4,156,824
Income / (loss) before taxes	(54,108)	(2,045,761)	416,709
Income tax	(26,737)	(1,010,888)	(1,171,969)
Net loss for the year	(80,845)	(3,056,649)	(755,260)
Net loss for the year attributable to owners of the parent company	(80,088)	(3,028,003)	(754,370)
Net loss for the year attributable to non-controlling interest	(757)	(28,646)	(890)
Other Comprehensive Income	6,390	241,573	46,882
Other comprehensive income attributable to parent company	6,383	241,322	46,869
Other comprehensive income attributable to non-controlling interest	7	251	13
Comprehensive Loss	(74,457)	(2,815,076)	(708,378)
Comprehensive loss for the year attributable to owners of the parent company	(73,706)	(2,786,681)	(707,501)
Comprehensive loss for the year attributable to non-controlling interest	(751)	(28,395)	(877)

	Grupo Supervielle S.A.
	As of December 31,			As of January 1st,
	2018		2017	2017
	U.S.$.	$	$	$
	(in thousands of Pesos or U.S. dollars, as indicated)
ASSETS
Cash and due from banks	891,010	33,687,553	16,384,924	14,795,794
Cash	126,684	4,789,701	4,486,951	3,463,786
Financial institutions and correspondents	764,326	28,897,852	11,897,973	11,332,008
Argentine Central Bank	724,412	27,388,784	10,408,716	10,358,422
Other local financial institutions	39,639	1,498,669	1,415,251	937,828
Others	275	10,399	74,006	35,758
Debt Securities at fair value through profit or loss	399,704	15,112,115	16,837,925	782,547
Derivatives	421	15,924	39,740	52,152
Repo transactions	—	—	4,945,864	—
Other financial assets	44,912	1,698,054	2,388,795	3,458,243
Loans and other financing	2,042,104	77,208,464	87,108,670	69,996,876
To the non-financial public sector	868	32,802	48,143	7,934
To the financial sector	10,541	398,551	586,358	710,798
To the Non-Financial Private Sector and Foreign residents	2,030,695	76,777,111	86,474,169	69,278,144
Other debt securities	114,025	4,311,095	529,891	3,802,747
Financial assets in guarantee	53,089	2,007,217	1,921,219	2,699,392
Current income tax assets	15,659	592,058	180,458	—
Inventories	1,849	69,918	156,306	55,829
Investments in equity instruments	275	10,404	68,881	6,197
Property, plant and equipment	57,758	2,183,734	2,060,551	1,630,618
Investment property	10,933	413,357	287,072	887,242
Intangible assets	71,700	2,710,837	459,420	639,705
Deferred income tax assets	21,736	821,818	1,156,980	985,294
Non-current assets held for sale	74	2,800	—	—
Other non-financial assets	23,504	888,648	703,454	328,103
TOTAL ASSETS	3,748,753	141,733,996	135,230,150	100,120,739
Average Assets	4,112,303	155,479,182	126,519,446	103,990,160
LIABILITIES
Deposits	2,510,190	94,906,014	83,284,983	66,075,709
Non-financial public sector	293,731	11,105,477	9,112,185	4,767,148
Financial sector	667	25,236	23,183	20,902
Non-financial private sector and foreign residents	2,215,792	83,775,301	74,149,615	61,287,659
Liabilities at fair value through profit or loss	7,091	268,086	—	—
Derivatives	2,492	94,222	—	—
Repo transactions	—	—	—	1,088,747
Other financial liabilities	112,865	4,267,239	5,774,555	5,584,663
Financing received from the Argentine Central Bank and other financial institutions	212,462	8,032,837	5,205,766	3,161,327
Unsubordinated negotiable Obligations	246,167	9,307,171	12,681,237	3,775,525
Current income tax liabilities	20,929	791,272	1,217,961	1,022,463
Subordinated negotiable obligations	36,601	1,383,817	1,012,661	2,540,433
Provisions	2,299	86,915	118,357	117,231
Deferred income tax liabilities	5,907	223,351	29,808	14,587
Other non-financial liabilities	142,958	5,404,998	5,613,054	4,689,194

	Grupo Supervielle S.A.
	As of December 31,			As of January 1st,
	2018		2017	2017
	U.S.$.	$	$	$
	(in thousands of Pesos or U.S. dollars, as indicated)
TOTAL LIABILITIES	3,299,961	124,765,922	114,938,382	88,069,879
Average Liabilities	3,605,783	136,328,538	110,304,908	91,485,235
SHAREHOLDERS’ EQUITY	448,793	16,968,074	20,291,768	12,050,860
Shareholders’ equity attributable to owners of the parent company	448,420	16,953,987	20,069,467	11,719,477
Shareholders’ equity attributable to non-controlling interests	373	14,087	222,301	331,383
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,748,753	141,733,996	135,230,150	100,120,739
Average Shareholders’ Equity	506,520	19,150,644	16,214,538	12,504,925

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
SELECTED RATIOS
Return on average equity (1)	(14.6)%	(4.4)%
Return on average assets (2)	(1.8)%	(0.6)%
Net Interest Margin (3)	17.7%	18.3%
Net Financial Margin (4)	17.0%	18.4%
Net Fee Income Ratio (5)	28.6%	31.4%
Efficiency Ratio (6)	53.7%	57.5%
Cost/assets (7)	9.2%	10.8%
Basic earnings per share (in Pesos)(8)	(6.63)%	(1.92)%
Diluted earnings per share (in Pesos)	—	—
Basic earnings per share (in U.S.$.)	(0.18)%	(0.05)%
Diluted earnings per share (in U.S.$.)	—	—
Liquidity and Capital
Loans to Total Deposits (9)	86.6%	110.1%
Total Equity / Total Assets	12.0%	14.8%
Proforma Consolidated Capital / Risk weighted assets	14.0%	19.6%
Proforma Consolidated Tier1 Capital / Risk weighted assets	12.9%	17.2%
LCR Pro forma	173.4%	113.9%
Risk Weighted Assets/Assets	73.0%	81.7%
Asset Quality
NPL as a percentage of Total Loans	4.1%	3.1%
Allowances as a % of Total Loans	6.0%	5.0%
Cost of risk (10)	5.4%	5.0%
Cost of risk, net (11)	5.1%	4.7%
Coverage Ratio	147.2%	162.3%
Other Data
Dividends paid to the common shares (Ps.million)	303,000	328,363
Dividends paid to the preferred shares (Ps.million)	—	—
Dividends per common share (Ps.)	0.7	0.8
Dividends per preferred share (Ps.)	—	—
Employees	5,307	5,320
Branch and sales points	344	326
ATMs, Self Service Terminals and Cash Dispensers with biometric identification	920	704

(1)	Attributable Comprehensive Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(2)	Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.
(3)	Net interest income + Net income from Government & Corporate Securities at fair value through profit or loss+ divided by average interest-earning assets.
(4)	Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

(5)

Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and ets

(6)

Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

(7)	Annualized Administration expenses divided by average assets, calculated on a daily basis.
(8)

Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were Ps.456.7 million for the year ended December 31, 2018 and 392.8 million for the year ended December 31, 2017.

(9)	Loans and Leasing before allowances divided by total deposits.
(10)	Annualized loan loss provisions divided by average loans, calculated on a daily basis.
(11)	Annualized loan loss provisions including recovered loan loss provisions divided by average loans, calculated on a daily basis.

Item 3.B	Capitalization and indebtedness

Not applicable.

Item 3.C	Reasons for the offer and use of proceeds

Not applicable.

Item 3.D	Risk Factors

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

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. After recovering significantly from the 2001/2002 crisis, the pace of growth of Argentina’s economy diminished, suggesting uncertainty as to whether the growth experienced after the crisis was sustainable. Economic growth was initially fueled by a significant devaluation of the Peso, the availability of excess production capacity resulting from a long period of deep recession and high commodity prices. In spite of the growth following the 2001/2002 crisis, the economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by inflationary pressures, devaluation of the Peso and a drop in consumer and investor confidence. After the crisis of 2011/2002, Argentina’s GDP grew considerably in real terms, growing by 9.2% in 2005, 8.4% in 2006 and 8.0% in 2007. During 2008 and 2009, however, the Argentine economy suffered a recession attributable to local and external factors, including a severe drought that affected the agricultural sector, and the effects of the global economic crisis of 2008. Real GDP growth recovered in 2010 and 2011, with GDP increasing to 9.5% and 8.4%, respectively. However, GDP growth slowed to 0.8% in 2012 and then grew by 2.4% in 2013, contracted 2.5% in 2014, grew 2.7% in 2015 and decreased 2.1% in 2016 and grew 2.7% in 2017. In 2018 GDP contracted 2.5%.

With respect to GDP and other statistics, since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces, including inflation, GDP and unemployment data. This circumstance caused the official statistics to differ sometimes significantly from privately-sourced estimates until the methodological regularization of the INDEC was completed in mid 2016.

Presidential and Congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015. Congressional elections were held in October 22, 2017 and President Macri’s governing coalition obtained the largest share of votes at the national level. However, even when the number of coalition members in Congress increased (holding in the aggregate 107 of a total of 257 seats in the House of Representatives and 24 of a total of 72 seats in the Senate), it still lacks a majority in either chamber of the Argentine Congress. However, the Macri administration managed to implement several significant economic and policy reforms, including those related to foreign exchange, the INDEC, financial policy, foreign currency-denominated bonds, foreign trade reforms, amendment to the Argentine Capital Markets Law, Tax Amnesty Law, correction of monetary imbalances, retiree program, fiscal policy, national electricity state of emergency and reforms, tariff increases and increase in minimum income.

Presidential elections in Argentina are scheduled for October 2019. The impact that the presidential elections could have on Argentine politics and economy is uncertain. This uncertainty may also have a material adverse effect on Argentina’s economy.

The political uncertainty in Argentina about the measures that the Macri administration should take with respect to the economy could generate volatility in the price of the Argentine companies’ securities or even a decrease in their prices, in particular companies in the financial sector like us.

Furthermore, presidential and federal congressional elections in Argentina will be held in October 2019, and their impact on the future economic and political environment is uncertain, but likely to be material.

We can offer no assurances as to the policies that may be implemented by the next Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy and our financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

Inflation, any decline in GDP and / or other economic, social and political development that may occur in the future in Argentina, over which we have no control, may adversely affect our financial condition or the results of our operations.

Economic conditions in Argentina from 2012 to the first quarter of 2018, included increased inflation, continued demand for wage increases, a rising fiscal deficit and a volatile economic growth. The current administration intends to implement measures with the aim of reversing these variables and stabilizing the economy. In this regard, with the aim of reducing fiscal deficit to 0% of GDP in 2019, the Argentine government will expand the tax base and promote a stricter control of the monetary base by restricting the issuance of local currency until December 2019, foreseeing that the Central Bank would be able to withdraw Pesos from the market through daily tenders of liquidity bills (“LELIQs”) that only banks would buy, with a goal of controlling inflation and the demand for foreign currency which in turn could help mitigating the exchange volatility. However, in a restrictive context of monetary expansion, it is expected that access to productive credit will also be restricted. These measures, accompanied by high interest rates, could deepen the recession.

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

Argentina has confronted inflationary pressures since 2007. According to INDEC data, the CPI grew 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 24.0% in 2014 and 11.9% in the ten-month period ended October 31, 2015. The INDEC reported a cumulative variation of the CPI of 24.8% for 2017, 47.6% for 2018 and 11.8% for the first three months of 2019.

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuance of the methodology used by the previous administration to calculate national statistics and declared a state of administrative emergency, suspending the publication of all indexes by the INDEC until the INDEC was able to calculate such indexes based on accurate official data. During this period the INDEC continued to publish the inflation rate based on data provided by the province of San Luis and the City of Buenos Aires.

Also, on September 26, 2016, the Central Bank presented the inflation targeting regime, a system that seeks to offer a predictable and stable unit of value for inflation. In accordance with the data published by the Central Bank, the original year-on-year inflation targets were 12% to 17% for 2017; from 8% to 12% by 2018; and from 3.5% to 6.5% by 2019. However, on December 27, 2017, the Central Bank updated its inflation target regime by adopting the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020. The Argentine government under took measures with the aim to reduce the preliminary fiscal deficit in accordance with the agreements entered into with the International Monetary Fund (“IMF”). Notwithstanding the foregoing, by virtue of the first agreement with the IMF, the government committed to the following inflation targets: 17% for the year 2019, 13% for the year 2020, and 9% for 2021, while an inflation of 27% was expected for 2018. However, by virtue of a second agreement with the IMF, the government and the IMF agreed to replace the inflation targeting scheme with a regime that establishes a stricter control of the monetary base by the Central Bank, which will remain in place until December 2019.

In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively affecting long-term credit markets.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the current or upcoming Argentine government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.

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

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly. As of December 31, 2018, the amount of the Argentine government’s non restructured debt was of approximately U.S.$ 2.9 billion based on the most recent publicly available data.

Although the vacating of the pari passu injunctions removed a material obstacle to access to capital markets by the Argentine government, as evidenced by successful bond issuances in April 2016, January 2017, and January 2018, future transactions may be affected as litigation with holdout bondholders continues, which in turn could affect the Argentine government’s ability to implement certain expected reforms and foster economic growth, which may have a direct impact on our ability to access international credit markets, thus affecting our ability to finance our operations and growth.

Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition.

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. Since January 2002, the Peso has fluctuated significantly in value. The devaluation of the Peso in real terms in 2002 had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Peso depreciates significantly in real terms, all of the negative effects on the Argentine economy related to such devaluation could also have adverse consequences for our business. A substantial increase in the value of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenues of the Argentine public sector by reducing tax revenues in real terms, due to its current heavy dependence on export taxes.

After several years of moderate variations in the nominal exchange rate, in 2012 the Peso lost approximately 14.4% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Peso with respect to the U.S. dollar that exceeded 32.5% in 2013 and 31.2% in 2014, including a loss of approximately 24.0% in January 2014. In 2015, the Peso lost approximately 52.0% of its value with respect to the U.S. dollar from January 1, 2015 to September 30, 2015 a 38.0% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015. In 2016 and 2017, the Peso lost approximately 21.9% and 18.4% of its value against the U.S. dollar, respectively. In 2018, the Peso depreciated approximately 101% against the U.S. dollar.

As a result of the greater volatility of the Peso, the Argentine government announced several measures to restore market’s confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased the interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. More recently, based on a new agreement with the IMF, the government established a new regime for a stricter control of the local monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. In addition, the Argentine government originally established that the Central Bank has the power to intervene in the exchange market selling dollars when the exchange rate exceeds Ps.44 per dollar and buying when the exchange rate falls from Ps.34 per dollar (range that was adjusted daily at a rate of 3% per year until December) of 2018, and for the first quarter of 2019, is adjusted daily at a rate of 2% per year and later decreased to 1,75% per year, considering the intermediate zone, as a “non-intervention zone”. In April, 2019, among a set of measures designed to soften the impact of Argentina’s economic situation, the Central Bank fixed the “non-intervention zone” between Ps.39.75 and Ps.51.45 until December 2019 and eliminated the monthly adjustment. On April 29, 2019, the Monetary Policy Committee (Comité de Política Monetaria the “COPOM”) of the Central Bank decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. According to the new scheme: (i) if the exchange rate is between Ps.39.755 and Ps.51.488, the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell U.S. dollars in the market, and (ii) if the exchange rate is above Ps.51.488, the Central Bank will sell foreign currency for up to U.S.$250 million (from U.S.$150 million). Also, the Central Bank could decide to perform additional interventions in the exchange market. The Argentine pesos resulting from such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene until June 2019 in the foreign exchange market if the exchange rate decreases below Ps.39.755.”

As of May 6, 2019, the exchange rate was Ps.44.90 per dollar. The success of the measures described is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and results of operations.

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

Currently, as a result of the repeal of certain measures that limited access to the MULC, the exchange rate of the dollar, fluctuates freely, and it is expected that the parallel market will not be significant in volume and price.

Additionally, through Communications “A” 6037 and “A” 6244, the Central Bank structurally modified the current exchange regulations eliminating the set of restrictions for access to the MULC. Through the Decree 27/2018 and Communication “A” 6436 dated January 19, 2018, with the objective of providing greater flexibility to the financial system, favoring competition, allowing the entry of new operators to the foreign exchange market and reducing costs generated by this system, the free exchange market was established (the “MELI”), replacing the MULC. Through the MELI, exchange operations are carried out by financial entities and other persons authorized by the Central Bank to engage permanently or regularly in the trade of buying and selling foreign coins and banknotes, gold coins or gold bars and traveler’s checks, drafts, transfers or similar operations in foreign currency. For more information see “Item 10.D. Exchange Controls.”

Notwithstanding the measures adopted by the Macri administration eliminating a significant portion of the foreign exchange restrictions that developed under the Kirchner administration, in the future, the Argentine government or the Central Bank could reintroduce exchange controls and impose restrictions on capital transfers. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations.

The Argentine economy may be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth, and consequently, could adversely affect our business, financial condition and results of operations.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, which is currently undergoing a recession, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2018, there were increases in exports of 14.8% to Chile, 18.5% to MERCOSUR (Brazil, Paraguay, and Uruguay (Venezuela is a state party but it has been currently suspended from the MERCOSUR)), 5.6% to the European Union, each as compared to 2017, while exports decreased 3.3% to NAFTA countries (United States, Canada and Mexico), and 2.6% to China, each as compared to 2017. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

Since 2015, the Brazilian economy, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis, including the impeachment of Brazil’s president, which resulted in the Senate of Brazil removing Ms. Dilma Rousseff from office for the rest of her term on August 31, 2016. Mr. Michel Temer, who previously held office as vice president of Brazil, subsequently took office until the end of the presidential period and in October 2018, Mr. Jair Bolsonaro was elected president. Mr. Bolsonaro has liberal, conservative and nationalist tendencies and assumed office on January 1, 2019. Currently the Brazilian economy faces several challenges such as achieving reverse the deterioration of public finances, stabilize a sustained growth and achieve greater commercial openness. Given that Brazil is the largest economy in Latin America, the measures taken to clean up its economy can have a great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potencially on our operations.

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

The Argentine financial system and securities markets could be also adversely affected by events in developed countries’ economies, such as the United States and Europe. On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union (“Brexit”). As of the date of this annual report, it is uncertain how Brexit may impact the relationship between the United Kingdom and the European Union, as the commercial terms under which the effective withdrawal of the United Kingdom from the European Union, which was officially notified on March 29, 2017 and is now expected to be completed by mid-2019, remain subject to negotiation. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union and have a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, elections were held in the United States, and a new administration, led by Mr. Donald Trump, took office on January 20, 2017. The results of the presidential election have created significant uncertainty about the future relationships between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. Even though President Trump’s protectionist measures are not, for the time being, aimed at Argentina, we cannot predict how will they evolve, nor will the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets.

During August 2018, an increase in inflation and a sustained deficit in current accounts, as well as the protectionist measures taken by the United States, doubling the tariffs on steel and aluminum from Turkey, caused a collapse of the Turkish lira against the dollar that triggered a wave of sales of assets from emerging markets and the significant fall in the prices of shares of companies from these markets, generating a contagion effect in international markets and several stock exchanges in the world, including Argentina.

Changes in social, political, regulatory and economic conditions in other countires or regions, or in the laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All of these factors could have a negative impact on Argentina’s economy and, in turn, our business, financial condition and results of operations.

Moreover, emerging markets have been affected by the change in U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. When interest rates rise significantly in developed economies, including the United States, it may be more difficult and burdensome for emerging market economies, including Argentina, to borrow capital and refinance their current debt, which could affect in a negative way its economic growth. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, further increasing the difficulties of emerging countries which are exporters of these products.

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

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2018, the National Labor Ministry resolved to increase the minimum salary to Ps.12,500 in four stages: an increase (i) to Ps.10,700 in September 2018, (ii) to Ps.11,300 in December 2018, (iii) to Ps.11,900 in March 2019, and to 12,500 in June 2019.

Due to high levels of inflation, employers in both the public and private sectors are experiencing significant pressure from unions and their employees to further increase salaries. On February 28, 2019, the INDEC published new data regarding the evolution of private and public-sector salaries for the fiscal year 2018 . The total salaries index registered a growth of 29.7% during 2018, as a result of the 30.4% increase in the registered sector and an increase of 27.2% in the non-registered private sector.

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

In 2008, the Fernández de Kirchner administration absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”, per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each Board of Directors’ meetings and provide related documentation.

Former President Cristina Fernández de Kirchner adopted numerous measures to directly or indirectly control foreign trade operations and the foreign exchange market. From 2011 until President Macri took office in 2015, the national government adopted increasingly stricter exchange controls, which had the effect of greatly restricting access to the exchange market and generating a parallel market for the exchange of foreign currency with significant gaps with respect to the official exchange rate. Such exchange controls were largely eliminated or mitigated by the Macri administration.

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

In December 2012 and August 2013, the National Congress established new regulations related to domestic capital markets that, in general, establish greater intervention in the capital markets by the national government, authorizing, for example, the CNV, to designate inspectors with the ability to veto, under certain circumstances, the decisions of the board of companies that are listed in authorized markets and suspend the board for a period of up to 180 days. On November 17, 2016, the Macri government presented a bill to the National Congress to amend the Argentine Capital Markets Law, which could, among other significant changes, eliminate these powers to designate inspectors. On May 9, 2018, the Argentine Congress approved the Argentine Productive Financing Law, which amended the Argentine Capital Markets Law, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law, among other regulations and introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, as well as certain amendments to the CNV’s powers.

Historically, actions carried out by the Argentine government concerning the economy, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of foreign currency, have had a substantial adverse effect on Argentina’s economic growth.

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

For 2017, the government pursued a fiscal deficit target of 4.2% of GDP, while achieving a primary fiscal deficit of 3.9% of GDP, below such target. In 2018, the Argentine government updated the fiscal targets in order to achieve fiscal balance. The government’s goal for 2018 regarding the primary fiscal deficit was 2.7% of GDP. The fiscal result for 2018 showed a primary fiscal deficit of 2.4% of GDP, which represented a decrease of 1.4% with respect to 2017 and an over-compliance of 0.3% of GDP target with respect to the target tax rate of 1.1%. Although the objective of the Macri administration was to achieve a primary fiscal deficit equivalent to 1.3% of GDP in 2019, in the context of the recent negotiations with the IMF, the fiscal deficit target was adjusted to 0% of GDP for 2019 and a surplus of 1% for 2020. If the Macri administration were to seek to finance its deficit by increasing the exposure of local financial institutions to the public sector, our liquidity and assets quality could be affected, and as a consequence, impact negatively on clients’ confidence.

Notwithstanding the measures taken by the current government to anchor the fiscal deficit and increase the tax revenues, there is uncertainty as to what effects the adopted measures and other future policies on the Argentine economy and our business could have, as well as regarding effective compliance of the proposed goals. In addition, if the Macri government seeks to finance its deficit by increasing the exposure of local financial entities to the public sector, the liquidity and quality of the Bank’s assets could be affected and, consequently, adversely affect our clients confidence.

A continuous decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could adversely affect our business, financial condition and results of operations.

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

A continuous decline in the international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

The Macri administration has implemented significant measures to solve the energy sector crisis, but the eventual outcome of such measures is unknown, and could affect our business, financial condition and results of operations.

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

In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which ended on December 31, 2017. The state of emergency allowed the Argentine government to take actions designed to stabilize the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Additionally, the former Ministry of Energy and Mining issued Resolution No. 6/16 increasing the electricity tariff as of February 1, 2016. This Resolution was later complemented by Resolution No. 7/16 which, among other things, determined the requirements needed to be fulfilled in order to apply for a social tariff (tarifa social) which exempts its beneficiaries from paying the electricity tariff up to a total consumption of 150Kwh per month and establishes a special price scheme for those beneficiaries who exceed this amount.

Additionally, the Macri administration announced the elimination of a portion of subsidies to natural gas and adjustment to natural gas rates. As a result, average electricity and gas prices have already increased and could increase further. However, certain of the government’s initiatives relating to the energy and gas sectors were challenged in Argentine courts and resulted in judicial injunctions or rulings against the government’s policies, which were later lifted. For instance, on March 10, 2017, a public hearing was held in order to discuss the increase in gas rates as of April 2017. On March 31, 2017, the new gas tariff for small and medium sized companies scheme was published by the Macri administration with an increase of 30% in February and 18% in March. In addition, to further address the potential impact of the new tariff scheme during the 2018 winter peak season of natural gas consumption by retail customers, an optional program was implemented through Resolution No. 97/2018 issued by the Argentine Gas Regulator (Ente Nacional Regulador del Gas) under which consumers would finance the payment of up to 25% of natural gas monthly bills for the 2018 winter peak season. Furthermore, on May 9, 2018, the lower house of the National Congress approved a bill to modify the current tariff scheme for natural gas for local companies and PyMES and the Senate approved it on May 30, 2018, however, the President vetoed it on the same day.

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

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2018 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 85, remaining unchanged from the previous survey in 2017. In the World Bank’s Doing Business 2019 report, Argentina ranked 119 out of 190 countries, down from 117 in 2018.

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

In addition, certain senior executive officers and directors of companies operating in the Argentine energy, infrastructure, oil and gas and other sectors, are currently facing judicial investigations in Argentina relating to payments allegedly made to government officials during the Kirchner and the Fernández de Kirchner administrations.

These investigations may have an adverse impact on the ability of the companies involved and their affiliates to access financing, on their ability to participate in significant projects and ultimately on their financial condition and results of operations.

Although we do not consider potential losses that could arise from our exposure to the individuals and the companies involved in the investigations to be material, if the universe of individuals and companies investigated on corruption related matters were to increase significantly, our exposure may increase and bring material losses to us.

We cannot predict for how long the corruption investigations will continue, or the effects on the different sectors in the Argentine economy.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank and the Convertibility Law. This law amended the objectives of the Central Bank (as established in its charter) and removed certain provisions previously in force. Pursuant to the terms of the law, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity. In addition, the concept of “freely available reserves” was eliminated, granting the Argentine government access to additional reserves to pay debt. Further, this law provides that the Central Bank may set the interest rate and terms of loans granted by financial institutions.

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

Although the financial system has seen a recovery in the amount of deposits since then, this trend may not continue and the deposit base of the Argentine financial system, including the deposit base of our main subsidiary, the Bank, could be negatively affected in the future by adverse economic, social and political events. Furthermore, the Argentine financial system growth strongly depends on deposit levels, due to the small size of its capital markets and the absence of foreign investments during the previous years. Until the first months of 2018, numerous local financial entities, such as the Bank, have accessed the global financial markets for funding through the placement of debt securities, on satisfactory terms, but this trend may not endure, as the upcoming Argentina’s presidential elections give uncertainty as to whether the current availability of funds from the international markets will continue in coming years.

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

In recent years, the Argentine financial system grew significantly in nominal terms. Loans to the private sector grew by approximately 30.8% in 2013, 20.3% in 2014, 37.1% in 2015, 31.4% in 2016, 51.7% 2017 and 32.91% in 2018 for the financial system as a whole.

Since most term deposits (more than 95%) are short-term deposits with a term of less than three months, a substantial portion of the loans have very short maturity, and there is a small portion of medium- and/or long-term credit lines.

The uncertainty about the ability to reduce inflation in the future is a principal obstacle preventing a faster recovery of Argentina’s private sector long-term lending and thus the financial system size. This uncertainty has had, and may continue to have, a significant impact on both the supply of, and demand for, long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

[1]	Figures correspond to nominal values provided by the Central Bank in nominal values which have not been adjusted by inflation.

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

Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”) establishes a number of rules and principles for the protection of consumers. Although the Consumer Protection Law does not contain specific provisions for its enforcement in relation to financial activities, it contains general provisions that might be used as grounds to uphold such enforcement, as it has been previously interpreted in various legal precedents. Moreover, the Argentine Civil and Commercial Code has captured the principles of the Consumer Protection Law and established their application to banking agreements. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

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

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including the Bank. See “Item 8.A Consolidated Statements and Other Financial Information.” The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, Argentine courts have admitted class actions in certain cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. Recently, some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

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

Specifically, a series of regulations were enacted from the beginning of 2012 until President Macri assumed office, incorporating new requirements and restrictions for financial institutions, including: (i) mandatory credit lines for productive purposes, with a maximum interest rate established by regulation; (ii) rules limiting the reference interest rate for personal loans and car loans granted to retail customers that are not considered a micro, small or medium size company; (iii) a prior authorization requirement with respect to the introduction of new fees for new products and/or services offered and to increase existing fees; (iv) rules limiting minimum rates applicable to term deposits made by individuals; and (v) rules limiting the ability of financial institutions to receive remuneration or profits from any insurance product that customers are obligated to purchase as a condition for accessing financial services. However, after President Macri took office, some of these regulations were eliminated or modified in an effort to normalize the banking system and boost credit. On December 17, 2015, the limits imposed on interest rates applicable to transactions referred to in items (ii) and (iv) were eliminated and financial entities and their customers may now freely agree upon such interest rates. By virtue of Communication “A” 6680, the Central Bank established a maximum term of ten business days for financial entities to deposit payments to commerces and providers for sales made via credit cards or purchase cards, calculated from the sale date. See “Item 4.B Business overview—Argentine Banking Regulation—Interest Rate and Fee Regulations.”

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

In July 2016, by means of Communication “A” 6013, as amended by Communication “A” 6464, the Central Bank eliminated the requirement to maintain a certain regulatory capital threshold after the distribution of dividends by financial institutions and according to Communication “A” 6244 effective as of July 1, 2017, financial institutions can freely determine the level and use of their general foreign exchange position, allowing them to manage their currency positions, both in terms of composition of their assets and the possibility of managing the foreign cashflows in foreign currency.

The Central Bank has also imposed restrictions on the positive foreign currency net global position of financial institutions, which have been modified several times, to prevent the Central Bank’s foreign currency reserves from further decreasing. On May 10, 2018, the Central Bank issued Communication “A” 6507 establishing that the net negative global position in foreign currency –on a monthly average of daily balances converted into Pesos at the reference exchange rate at the end of the previous month for the computation of this ratio- may not exceed 30% of the RPC (as defined below) of the previous month. Although currently the net positive global position in foreign currency may not exceed 5% of the RPC or liquid equity, whichever is less, by virtue of communication “A” 6526, effective as of June 18, 2018, the Central Bank permits that this position can reach up to 30% of the RPC or liquid equity, whichever is less, as long as the total excess with respect to the general limit originates as a consequence of: (i) position increase in National Treasury bills in United States Dollars with respect to those held on June 15, 2018; and/or (ii) position in National Treasury bills in US Dollars as of June 15, 2018, in excess of the current limit as of that date. For a more detailed description of changes, see “Item 4.B Business Overview—Argentine Banking Regulation—Foreign Currency Net Global Position.”

Furthermore, by virtue of Communcation “A” 6661, the Central Bank established that financial entities holdings of LELIQs (Letras de Liquidez) shall not exceed the greater amount between (1) its previous month’s RPC and (2) 100% of the monthly average of the total deposits in Pesos, excluding the financial sector’s and the notes in Pesos issued until February 8, 2019 in the current month.

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

The absence of a stable regulatory framework, or the imposition of measures that may affect the profitability of financial institutions and limit the possibility of covering their positions against currency fluctuations, could result in important limitations with respect to the decisions of financial institutions, as is the case of us, in relation to the allocation of the asset. In turn, this situation could cause uncertainty and may adversely affect future financial activities and our result of operations. On the other hand, current or future laws and regulations may require substantial expenses or otherwise have an adverse effect on our consolidated operations.

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

Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires, each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our branches are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

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

In the past, several different bills to amend the Argentine Financial Institutions Law No. 21,526 (the “FIL”) have been put forth for review by the Argentine Congress, seeking to amend different aspects of the FIL, including the qualification of financial services as a public service, an increase in governmental regulations affecting the activities of financial entities and initiatives to make financial services more widely available. A thorough amendment of the FIL would have a substantial effect on the banking system as a whole. If such a bill were passed, or any other amendment to the FIL be made, the subsequent changes in banking regulations may have adverse effects on financial institutions in general, and on our business, financial conditions and results of operations.

The asset quality of financial institutions, including the Bank, our main subsidiary, may be affected by exposure to public sector debt and short term securities issued by the Central Bank.

Argentine financial institutions usually hold public sector debt issued by the National Government, Provinces and Municipalities and securities–generally short term–issued by the Central Bank as part of their portfolios. As of December 31, 2018, the financial institutions’ exposure to the public sector represented 10% of total assets and their holdings of short term securities issued by the Central Bank represented 13% of total assets. As of December 31, 2018, our exposure to the public sector amounted to Ps.8.0 billion, representing 6% of our total assets as of that date and our exposure to short term securities issued by the Central Bank amounted to Ps.11.3 billion or 8% of our total assets as of such date.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine and the provincial government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending. Should the public sector fail to fulfill its commitments in due time and proper form, this could have a negative adverse effect on our business, financial situation and results of operations.

Risks Relating to Our Business

Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our consolidated loan portfolio is more susceptible to economic downturns and recessions.

Our consolidated loan portfolio is concentrated in the segments of SMEs and middle and lower-middle-income individuals, which are more vulnerable to economic recessions than large corporations and higher income individuals. The quality of our portfolio of loans to SMEs and to individuals is therefore dependent to a large extent on domestic and international economic conditions. Consequently, we may experience higher levels of past due amounts, which could result in higher provisions for loan losses. See “Item 4.D Property, plants and equipment.”

The loan portfolio of the retail segment, which includes individuals and companies with annual sales of up to Ps.70 million, depending on commercial activity, represented approximately 40% of the consolidated loan portfolio (net of provisions) as of December 31, 2018. If the economy in Argentina experiences a significant downturn, this could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

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

In particular, our results of operations depend to a great extent on our net financial income. Net financial income represented 85.2% of our net operating revenue in 2018 and 81.7% in 2017. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits, without corresponding increases in lending volumes, could adversely affect the Bank’s and CCF’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of a decrease in inflation or increased competition in the banking sector. The interest rate spreads of the Bank and CCF follow the same trend. If inflation reduces, competition continues or increases and interest rate spreads decrease, without corresponding increases in the volume of loans such decrease could adversely affect our consolidated results of operations and financial condition.

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

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. In December 2014, pursuant to Resolution No. 648/14, ANSES renewed its agreement with the paying agents for a six-year period. In December 2018, the Bank made payments on behalf of ANSES to approximately 844,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (30.0% as of December 31, 2018) from the sale of financial services through senior citizens dedicated branches. The Bank’s agreement with ANSES provides that it will continue in effect as long as the parties continue performing their obligations for a six-year term. ANSES has the right to terminate the agreement with 90 days prior notice.

The termination of the agreement with ANSES, a decision by ANSES not to renew the agreement in December 2020, or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Since deposits are one of our main sources of funds, a sudden shortage of the term of our deposits could cause an increase in costs of funding, affect our liquidity ratios and have an adverse effect on our revenues.

Deposits are one of our primary sources of funding, representing 67.3% of our total liabilities as of December 31, 2018. A significant portion of our assets has longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their sight deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. In the event of a sudden or unexpected shortage of funds in the banking system, money markets in which we operate may not be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, we may be unable to fund our liquidity needs at competitive costs and our results of operations and financial condition may be materially adversely affected.

Because our main subsidiary, the Bank, as well as CCF, are financial institutions, any insolvency proceeding against them would be subject to the intervention of the Central Bank, which may limit the remedies otherwise available and extend the duration of any insolvency proceeding.

Under Argentine law, the commencement of bankruptcy or liquidation proceedings against financial institutions, until the revocation by the Central Bank of their banking license, may only be commenced by the Central Bank. If the Bank and/or CCF are unable to pay their debts as they come due, the Central Bank would intervene and revoke their respective banking and “compañía financiera” licenses, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and, as a result, could prioritize the claims of other creditors and third parties against the Bank and/or CCF. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a regular bankruptcy proceeding in Argentina, the United States or any other country.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of March 31, 2019, 126,738,188 Class A shares and 35,062,713 Class B shares. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

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

Adoption of IFRS (which includes adjustment for inflation) affects the presentation of our financial information, which had been historically prepared under Argentine Banking GAAP.

On January 1, 2018, we began preparing our financial statements in accordance with IFRS as issued by the IASB. Prior to and including the year ended December 31, 2017, we prepared our financial statements in accordance with Argentine Banking GAAP. Because IFRS differ in certain significant respects from Argentine Banking GAAP, our financial information prepared and presented in our previous annual reports under Argentine Banking GAAP rules is not directly comparable to IFRS financial data. The lack of comparability of the Company’s recent and historical financial data may make it difficult to gain a full and accurate understanding of its operations and financial condition. Our transition to IFRS as of January 1, 2018 affects the comparability of our financial information for periods prior to January 1, 2017.

In addition, as of July 1, 2018, the Argentine economy as an hyperinflationary economy, and in connection with IFRS, we are required to apply inflationary adjustments to our financial statements pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies).

IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using IFRS as issued by the IASB are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. See “Item 5.A Operating Results— Presentation of Financial Statements in Pesos. Inflation.”

Adjustments to reflect inflation, such as those required by IAS 29, were prohibited by law No.23,928 (the “Law 23,928”). Additionally, Decree No.664/03, issued by the Argentine government (“Decree 664”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the CNV, to accept only financial statements that comply with the prohibition set forth in Law 23,928. However, on December 4, 2018, Law No.27,468 abrogated Decree 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies for financial statements. Notwithstanding the foregoing, pursuant to Argentine Banking GAAP, the Company cannot perform inflation adjustment in its financial statements for fiscal year 2018 or any other periods.

Consequently, due to the adoption of IFRS and adjustment for inflation our result differ significantly from the results determined on a nominal basis (historical results) by the application of such methodology, applicable mainly as a result of the composition of the accounting monetary positions and the evolution of the rates, the inflation and other components of the result, which could adversely affect our financial statements, results of operations and financial condition.

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

In particular, dividend distribution by the Bank is subject to the requirements established by the rules of the Central Bank, as amended from time to time. Pursuant to such regulations, dividend distributions shall be admitted as long as none of the following circumstances apply (i) the financial institution is subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL; (ii) the financial institution is receiving financial assistance from the Central Bank; (iii) the financial institution is not in compliance with its reporting obligations to the Central Bank; (iv) the financial institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; (v) if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or (vi) if the financial institution did not comply with the applicable Additional Capital Margins (as defined below). Financial institutions that comply with all of the above mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income”, (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”) or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency.

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

In 2018 and 2017, we received the following dividend payments in cash from our subsidiaries: (i) Ps.144.6 million in 2018 and Ps.115.6 million in 2017 from SAM, (ii) Ps.27.8 million in 2018 and Ps.36.5 million in 2017 from Espacio Cordial, (iii) Ps.97.4 million in 2018 and Ps.233.9 million in 2017 from Supervielle Seguros, and (iv) Ps.25.6 million in 2018 and Ps.0 million in 2017 from Sofital. Moreover we received an advance dividend payment from Supervielle Seguros for the period which will be ending on June 30, 2019 of Ps.152.0 million. We did not receive dividend payments from the Bank or our other subsidiaries during 2018 and 2017.

Although distribution of dividends to us by the Bank has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting without its prior consent, or such authorization may not be for the full amount of distributable dividends.

Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our Class B shares and/or the ADSs for the period prior to December 31, 2018.

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

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. AFIP General Resolution 4227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

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

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considerd as cooperative for purposes of fiscal transparency, a tax at a 35% rate on the the net capital gain or at a 31.5% effective rate on the gross price should apply.

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

In addition to the trading of our ADSs in the United States and countries other than Argentina, our Class B shares are traded in Argentina. Trading in the ADSs or our Class B shares on these markets will take place in different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and Pesos on BYMA, and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our Class B shares on the ByMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our bylaws and by the AGCL, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, your rights or the rights of holders of our Class B shares under the AGCL to protect your or their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our Class B shares and the ADSs at a potential disadvantage.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under the AGCL, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights, pursuant to the AGCL. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, which are known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the Securities Act is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We may not file such a registration statement, or an exemption from registration may not be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement.

Holders may exercise voting rights with respect to the Class B shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying Class B shares, except if the depositary is a foreign entity and it is not registered with the IGJ, and in this case, the depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Capital Markets Law requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2018, the ten largest companies in terms of market capitalization represented approximately 90% of the aggregate market capitalization of ByMA. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, if exchange controls are imposed by the Central Bank, these could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Exchange Controls.”

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

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the AGCL or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

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

Foreign exchange reforms. The current administration eliminated substantially all of the restrictions, including certain currency controls, that were imposed under the previous administration. These reforms are expected to provide greater flexibility and easier access to the MLC. On August 8, 2016, the Central Bank issued Communication “A” 6037 as amended, which eliminated certain additional foreign exchange restrictions that were still in effect and established new foreign exchange rules, including:

•	the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

•

the effective elimination of a mandatory, non-transferable and non-interest bearing deposit in connection with certain transactions involving foreign currency inflows by reducing the amount of the deposit from 30% of such transactions to 0%;

•

the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MLC; and

•

the elimination of the mandatory minimum stay period, applicable to the proceeds of any new financial indebtedness and renewal of existing indebtedness incurred by residents, held by foreign creditors and transferred through the MLC.

On May 19, 2017, the Central Bank eliminated most of the foreign exchange restrictions then in place by means of Communication “A” 6244, effective as of July 1, 2017. In addition, on November 1, 2017, President Macri enacted Decree No. 893/17 which partially repealed Decrees No. 2,581/64, No. 1,555/86 and No. 1,638/01, and eliminated the obligation of Argentine residents to transfer to Argentina and sell in the MLC the proceeds of their exports of goods. On November 10, 2017, the Central Bank issued Communication “A” 6363, that eliminated all restrictions applicable to Argentine residents related to the transfer and sale of proceeds in the MLC resulting from the export of goods. Furthermore, on December 26, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual statement whose filing is mandatory for every person whose total flow of funds or balance of assets and liabilities is or exceeds U.S.$1 million during the previous calendar year. Under Communication “A” 6443, which entered into force on March 1, 2018, companies from any sector that operate in the foreign exchange market may operate as an exchange agency solely by submiting an electronic form entitled the “Registry of Exchange Operators” (Registro de Operadores de Cambio).

Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The current administration eliminated export duties on wheat, corn, beef, mining, oil, and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was also eliminated. With respect to payments for imports of goods and services to be performed abroad, the current administration eliminated the restrictions on access to the MLC. Importers were offered short-term debt securities issued by Argentina to be used to repay outstanding commercial debt for the import of goods. In addition, the import system was modified by the replacement of the Declaraciones Juradas Anticipadas de Importación system with a new import procedure that requires certain filings and import licences for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts), which, unlike the previous system, does not contemplate discretionary federal government approval of payments for the import of products through the MLC. By Decree No. 893/2017, published in the Official Gazette on November 2, 2017, the Argentine government repealed article 1 of Decree No. 2581/1964, article 10 of Decree No. 1555/1986 and Decree No. 1638/2001. This action eliminated the obligation of Argentine exporters to repatriate and settle for Pesos in the MLC foreign currency proceeds derived from the export of goods. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Argentine government to repay outstanding commercial debt for the import of goods. Furthermore, as part of a reform package intended to reduce the fiscal deficit and enhance public accounts, the Argentine government issued Decree No. 793/2018, which established a 12% duty on all exported products and services which will remain in effect until December 31, 2020. Decree No. 793/2018 caps the exchange rate for export duties on most products at Ps.4.00/U.S.$1.00 based on the taxable base or free on-board value, depending on the product. However, the exchange rate cap for certain products (mainly manufactured goods) is Ps.3.00/U.S.$1.00 of the taxable base or free on-board value, depending on the product. Hydrocarbons are subject to the general cap of Ps.4.00/ U.S.$1.00. As an additional measure, Decree No. 793/2018 reduced export duties on soybean by-products to 18%, 16% or 11%, depending on the type of product.

Fiscal policy. The current administration took steps to anchor the fiscal accounts, to reduce the primary fiscal deficit and achieved a primary fiscal deficit of 4.6% of GDP in 2016 through the elimination of subsidies and the reorganisation of certain expenditures and the generation of increased revenue through the tax amnesty. The Argentine budget bill of the federal government projects a fiscal deficit representing 3.2% of GDP in 2017. Although the objective of the Macri administration was to achieve a primary fiscal deficit equivalent to 1.3% of GDP in 2019, in the context of the recent negotiations with the IMF, the fiscal deficit target was adjusted to 0% of GDP for 2019 and a surplus of 1% for 2020.

Correction of monetary imbalance and changes in monetary policy. The Central Bank aims to ensure that, in the period from October 2018 until December 2019, the monetary base will register a zero growth (based on a monthly average), through its Monetary Aggregates Regime (Agregados Monetarios) as agreed in the 2018 IMF Agreement (as defined below).

Energy Sector. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the current administration declared a state of emergency with respect to the national electricity system, ceased to be in effect as of December 31, 2017. The state of emergency allowed the Argentine government to take actions designed to ensure the supply of electricity to the entire country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities a coordinated programme which guarantees the quality and safety of the electric system. Pursuant to Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the ENRE, the current administration announced the elimination of a portion of the energy subsidies and a substantial increase in electricity tariffs. Consequently, the average price of electricity has increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the government’s role as an active market participant, the current administration sought to correct distortions in the energy sector and stimulate investment. However, certain governmental initiatives were challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the government’s initiatives.

During 2016, lower court injunctions suspended in certain provinces and cities end-user electricity tariff increases implemented as of February 1, 2016, and instructed the Ministry of Energy and Mining and the ENRE to conduct a non-binding public hearing prior to sanctioning any such increases. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (approximately, 15 million inhabitants) for the 2017-2021 period in the framework of the Integral Tariff Review (as defined below). On December 14, 2016, eight non-binding public hearings (in Buenos Aires, Mendoza, Neuquén, Mar del Plata, Formosa, Santiago del Estero and Puerto Madryn) were conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals for electricity transmission at the national and regional level and the seasonal reference prices of capacity and energy in the wholesale electricity market, as well as a proposal to reduce subsidies for the 2017-2021 period.

Tariff increases in public services. With the aim of encouraging companies to invest and improve the services they offer and enabling the Argentine government to assist those in need, the current administration has begun updating the tariffs for electricity, transportation, gas and water services (the “Integral Tariff Review”). Each of the announced tariff increases includes the tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programmes, retirees and pensioners that receive up to two minimum pensions, workers that receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social programme, domestic workers and individuals receiving unemployment insurance. Subsequent modifications to these announced tariff increases were made, including a 20% discount on the regular distribution price for 400 designated energy-intensive companies that purchase electricity directly from distributors.

On August 18, 2016, the Supreme Court in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad v/ Ministerio Federal de Energía y Mineria”, affirmed lower court injunctions suspending end-user gas tariff increases sanctioned as of April 1, 2016, and instructed the Ministry of Energy and Mining and the National Gas Regulator (Ente Nacional Regulador del Gas or “ENARGAS”) to conduct a non-binding public hearing prior to sanctioning any such increases. On September 16, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENARGAS to submit (i) transitional tariffs for transportation and distribution of natural gas at the national level in the framework of the Integral Tariff Review for the period 2017-2021, (ii) a new set of gas prices at the Point of Entry to the Transportation System (“PIST”) and (iii) a proposal to reduce subsidies for the period 2016-2022. Between October 2 and October 7, 2016, public hearings were also conducted at the national level with regard to tariff proposals for gas transportation and distribution throughout the country for the period 2017-2021 in the framework of the Integral Tariff Review.

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

In addition, to further address the potential impact of the new tariff scheme during the 2018 winter peak season of natural gas consumption by retail customers, an optional program was implemented through Resolution No. 97/2018 issued by the Argentine Gas Regulator (Ente Nacional Regulador del Gas) under which consumers would finance the payment of up to 25% of natural gas monthly bills for the 2018 winter peak season.On May 9, 2018, the lower house of the National Congress passed a bill to modify the current tariff scheme for natural gas for local companies and PyMES. The project was approved by the Senate on May 30, 2018 and vetoed by the President on the same day.

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

Fiscal Consensus. On December 22, 2017, the Chamber of Deputies passed into law the Fiscal Agreement (“Pacto Fiscal”), also known as the Fiscal Consensus (“Consenso Fiscal”). This law was based on an agreement signed on November 16, 2017 between the Argentine government and representatives from 23 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over the next five years, a waiver of lawsuits against the Argentine government and a Ps.20,000 million payment to the province of Buenos Aires (which will increase over the next five years) as a partial and progressive solution to the conflict related to the Fondo del Conurbano Bonaerense. The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri Administration in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (“Ley de Responsabilidad Fiscal”).

Productive Financing Law. On May 11, 2018, the National Congress passed the Argentine Productive Financing Law (Ley de Financiamiento Productivo), which introduced amendments to the Capital Markets Law, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law, among others, with the aim of modernizing and favoring the development of the domestic capital markets. Furthermore, the amendments seek to increase the number of investors and companies which take part in the capital markets, promoting productive financing, especially regarding SMEs, setting forth a regime to ease access to financing. Furthermore, the law eliminates certain controversial articles of the previous Argentine Capital Markets Law which gave the CNV the authority to intervene the management of publicly traded companies.

In addition the aforementioned law promotes a new regulation of derivates and repos and a registry of derivates and repo transactions is created. Furthermore, certain bankruptcy related provisions, the Civil and Commercial Code, the Financial Institututions Law and the Central Bank’s charter shall not apply to derivatives and repos with regard to early termination, settlement, compensation and enforcement of guarantees.

Emerging Market Requalification. On June 20, 2018, Morgan Stanley Capital International (“MSCI”) re-qualified Argentina as an “emerging market”, foreseeing a promotion to the local capital markets, as well as attracting foreign investments from institutional investors. With this requalification, effective as of May 2019, Argentina will cease to be a “frontier” market, and rise to the same level as the main economies in the region.

IMF Agreement. On June 20, 2018, the IMF Board of Directors approved a three-year stand-by agreement for Argentina for an amount of U.S.$.50.0 billion (equivalent to approximately 1,110% of Argentina’s share in the IMF) (as amended and supplemented from time to time, the “IMF Agreement”). That decision authorized the immediate disbursement of U.S.$.15.0 billion, which was partly used to swell international reserves and thus sustain the price of the local currency and partly to budget support to address the fiscal deficit. The remaining amount was of a precautionary nature and could be disbursed during the term of the agreement, subject to quarterly revisions of the IMF Executive Board.

The economic plan supported by the IMF when negotiating the agreement described above, aimed at strengthening the Argentine economy by focusing on four pillars: (i) restoring markets confidence through the admninistrations commitment to reduce their financial public expenditure through a fiscal adjustment which would ensure that the national government reaches a primary balance by 2020, including a significant initial adjustment to ensure a primary fiscal deficit of 1.3% of GDP in 2019; (ii) protect the most vulnerable social sectors, taking steps to strengthen the social welfare system, including the redesign of current social programs and to increase female participation in the labor force (eliminating the most unfavorable tax treatment of the second income generator and granting assistance for the care of children to working families), among others; (iii) strengthen the credibility of the Central Bank’s ability to control inflation: the administration vowed to grant the Central Bank the necessary independence and institutional and operational autonomy in order to achieve the inflation control projections. In addition, the Central Bank had adopted a goal plan to reduce inflation to one digit over a period of three years; and (iv) progressive decrease of tensions in the balance of payments, which involves rebuilding international reserves and reducing the country’s vulnerability to external pressures on its capital accounts.

Despite the IMF Agreement and the subsequent disbursements thereunder, the Peso devaluation continued to worsen during the month of August 2018, even within a context of high interest rates. As a result, at the beginning of September 2018, the Argentine government restarted negotiations with the IMF in order to obtain a revised agreement upsizing the IMF Agreement in order to help obtain 2019’s financial needs, with the aim of improving confidence of investors in order to curb the volatility of the exchange rate. As a result of these negotiations, on September 26, 2018, the IMF Agreement was raised by an additional U.S.$7.1 billion, totaling U.S.$.57.1 billion of which U.S.$.15.0 billion were disbursed in June 2018. On October 30, 2018 the Argentine government received the first disbursement under the Revised Agreement from the IMF in an aggregate amount of U.S.$5.7 billion. The second disbursement for an aggregate amount of U.S.$10.8 billion was approved by the IMF’s board on April 5, 2019All of these funds are freely available, as opposed to the precautionary nature assigned to funds pending disbursement under the initial agreement. In return, the Argentine government covenanted to make progress in order to achieve fiscal balance by 2019, bringing the primary deficit to 0% of GDP in that year and surplus of 1% in 2020 and, in turn, the Central Bank will not be able to raise the base monetary policy until June 2019. On the other hand, in order to mitigate the exchange rate volatility, intervention zones were defined when the dollar exceeded Ps.44 or was below Ps.34 (range adjusted daily at an annual rate of 3% until December 2018), and the first quarter of 2019, is adjusted daily at a rate of 2% per year), considering the zone between these limits as a “non-intervention zone.” On April 29, 2019, the COPOM decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. According to the new scheme: (i) if the exchange rate is between Ps.39.755 and Ps.51.488, the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell U.S. dollars in the market, and (ii) if the exchange rate is above Ps.51.488, the Central Bank will sell foreign currency for up to U.S.$250 million (from U.S.$150 million). Also, the Central Bank could decide to perform additional interventions in the exchange market. The Argentine pesos resulting from such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene until June 2019 in the foreign exchange market if the exchange rate decreases below Ps.39.755.”

Changes in monetary policy. On September 28, 2018, in connection with the 2018 IMF Agreement, the Monetary Policy Committee of the Central Bank announced the goal of achieving a 0% growth rate in the monetary base until June 2019. This monetary goal would be achieved through daily operations of LELIQS, which began on October 1, 2018. LELIQS are seven-day Peso-denominated securities that can be purchased exclusively by banks. On the first tender offer of LELIQS, the Central Bank awarded Ps.71,060 million at a 67.1% average rate. On March 18, the president of the Central Bank announced that the 0% growth rate policy would be maintained until the end of 2019.

Asset Seizure Decree: On January 22, 2019, the Macri administration published the Decree No.62/2019 related to asset seizure (Extinción de Dominio), which allows courts to seize assets found related to acts of corruption or drug smuggling, whether the defendant has been found guilty or not before a criminal court. This Decree also includes provisions for the creation of a special Ombudsman’s Office to monitor future asset seizures. On February 19, 2019 the decree was rejected by the permanent bicameral commission, but will remain in force until both chambers of the Argentine Congress have rejected it.

Recent Governmental Measures: recently, the Argentine government announced a wide range of measures to stabilize financial volatility and the current economic situation of the country, which includes among others, price agreements for the main products of the consumer basket, a revised public services and transport tariff increase scheme, social benefits and support for SMEs, notwithstanding the foregoing, as of the date of this annual report, certain of the aforementioned measures have not been instrumented yet, consequently, we cannot measure the impact in the Argentine economy of the aforementioned reforms.

Recent Developments

Shareholders General Meeting

On April 26, 2019, the General Ordinary and Extraordinary Shareholders’ Meeting of the Company (the “2019 Shareholders Meeting”), was held, in which, among others, the following items of the agenda were approved: (i) performance of the Board of Directors and the Supervisory Committee, for fiscal year ended December 31, 2018, (ii) remuneration of the Board of Directors and the Supervisory Committee, for fiscal year ended December 31, 2018, (iii) Determination of the number of Regular and Alternate Directors, and to accept the resignations submitted by the directors Laurence Mengin de Loyer, María Gabriela Macagni and Jorge Luis Mocetti, and lastly the appointment of Messrs. Julio Patricio Supervielle, Jorge Oscar Ramírez, Atilio María Dell’Oro Maini, Eduardo Braun, Victoria Premrou, Ricardo De Lellis and Hugo Enrique Santiago Basso as regular directors, for two fiscal years, (iv) appointment of Messrs. Enrique José Barreiro, Carlos Alberto Asato and Valeria Del Bono Lonardi as regular members of the Supervisory Committee and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Carlos Alfredo Ojeda as alternate members of the Supervisory Committee, all of them for one fiscal year, (v) distribution of dividends for the fiscal year ended on December 31, 2018 which amounted to Ps.1,655,961,851.28 as follows: (a) Ps.303,000,000.00 to Dividends in Cash; and (b) Ps.1,352,961,851.28 to a discretionary reserve, aimed for future investments, for further information, please see: “—Dividends”, and the (vi) appointment of Messrs. Santiago José Mignone and Carlos Alberto Pace of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2019.

Dividends

2019 Shareholders Meeting and the Board of Directors of the Company approved the distribution of a cash dividend which shall be distributed to shareholders in the amount of Ps.303,000,000.00 on May 15, 2019. The amount to be distributed is equivalent to 66.342279631% of the outstanding capital and the nominal value of its representative shares or Ps.0.66342279631 per outstanding share or Ps.3.31711398155 per ADS. The total amount of dividends to be distributed has its origin in results for the year ended on December 31, 2018.

Changes in Management

On April 9, 2019, the Company informed that on April 8, 2019 the Board of Directors of the Bank had unanimously appointed Mr. Alejandro Stengel as Deputy CEO and COO, reporting to Mr. Jorge Ramirez, CEO of the Bank and the Company. Mr. Alejandro Stengel is a board member of Grupo Supervielle since 2010.

In addition, Mr. Stengel as of the aforementioned date, heads Personal and Business Banking, Corporate Banking, and the Banking Products area, as well as the Technology and Operations, Central Services, Processes and Data Management, and Business Intelligence. He will also be spearheading the Digital Transformation process ensuring its adequate implementation across the organization. In his new role, Alejandro Stengel will work along with the CEO in the execution of the Bank’s growth and transformation strategy which is centered on digital transformation, customer experience, efficiency and profitability.

In addition, the Bank’s Retail Banking area which has been redefined as Personal and Business Banking, is currently led by Mr. Silvio Margaría, replacing Mrs. Beatriz De la Torre who tendered her resignation on April 8, 2019.

Having joined the Bank in October 2016, Mr. Margaría has significant experience in managerial positions overseeing nationwide retail banking networks, as well as corporate banking in different international and local financial institutions.

As part of the operational streamlining that the Bank is undertaking, Mr. Eduardo Urdapilleta, Processes and Digital Transformation manager has also left Banco Supervielle on April 9, 2019. His areas of responsibility have been distributed between the Processes and Data Management, and Business Intelligence areas.

With these organizational changes, Banco Supervielle seeks to further increase its operational leverage, continue to gain market share among its customers and acquire new customers by offering tailor made financial services, enhancing the customer journey and loyalty through digital transformation and innovation.

Conversion of Class “A” shares

On April 24, 2019, and as per the request of Mr. Julio Patricio Supervielle, the Board of Directors of Grupo Supervielle authorized the conversion of 65,000,000 Class “A” common shares, with a face value of one peso each and entitled to five votes per share, held by Mr. Supervielle, into Class “B” common shares, with a par value of one peso each and entitled to one vote per share, in the the terms of article 6 (b) our Bylaws. On May 9, 2019, the aforementioned conversion was approved by the CNV.

Item 4.A	History and development of the Company

We are a financial group with a long-standing presence in the Argentine financial system and a leading competitive position in certain attractive market segments. We are controlled by Julio Patricio Supervielle. We trace our history back more than 130 years, when the Supervielle family, predecessors of our controlling shareholder, first entered the Argentine financial services industry in 1887. Below is a brief history of our company, including the participation of the Supervielle family.

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

Banco Banex S.A.

In 1969, Jules Henri Supervielle, the father of Julio Patricio Supervielle, our controlling shareholder, and cousin of the Supervielle family members who had owned and managed Banco Supervielle de Buenos Aires S.A. until 1964, founded Exprinter de Finanzas S.A., which became Exprinter Banco S.A. in 1991. Exprinter Banco S.A. acquired 100% of the capital stock of Banco San Luis S.A. in 1996 pursuant to a public bidding process organized by its owner, the Province of San Luis. On July 25, 1996, the Province of San Luis entered into a financial agency agreement with Banco San Luis S.A. (the “Contrato de Vinculación”), pursuant to which the Province designated Banco San Luis as its financial agent. The acquisition of Banco San Luis S.A. by Exprinter Banco S.A. was part of a strategic plan aimed at growing in the interior of the country and penetrating the middle and lower-middle-income individual consumer and the SMEs segments. In 1998, Exprinter Banco S.A. and Banco San Luis S.A. merged to create Banco San Luis S.A. Banco Comercial Minorista, and was later renamed Banco Banex S.A. On December 15, 2006, the government of the Province of San Luis extended the term of this financial agency agreement until 2021. On September 6, 2016, Banco Supervielle and the Province of San Luis, pursuant to the their commitment to enhance the economic development of the Province of San Luis, amended said agreement. On January 17, 2017, the Province of San Luis notified us of its decision to exercise its right to terminate the agreement, as of February 28, 2017. Since February 2017, the Bank has continued to provide financial services to the Provincial government of the Province of San Luis and its employees despite the termination of the Financial Agency Agreement. In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. Only two proposals were presented on March 15, 2019, Banco de la Nacion Argentina and Supervielle. Both of them were accepted and after a short process of contest, the Evaluation Committee is analyzing which one is the more convenient for the Province to define which Bank will be nominated as Financial Agent. There is no date for the abovementioned committee to take the decision, up to that date, Supervielle will be rendering services as financial agent.

Creation of Holding Company

Grupo Supervielle was incorporated in the City of Buenos Aires on October 8, 1979, under the name Inversiones y Participaciones S.A., changing the name to Grupo Supervielle S.A. in November 2008.

Acquisition of Banco Société Générale S.A. by Banco Banex S.A.

On March 3, 2005, the Central Bank approved the purchase by Banco Banex S.A. of a majority stake in Banco Société Générale S.A., Supervielle Asset Management Sociedad Gerente de FCI S.A. and Sofital S.A.F.e I.I. Upon consummation of this acquisition, Banco Société Générale S.A.’s corporate name was changed to Banco Supervielle S.A. At the time of the purchase, the total assets of Banco Banex S.A. were 61.3% of the total assets of Banco Societé Générale S.A.

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

Tarjeta Automática S.A.

In December 2007, we acquired 51% of Tarjeta’s capital stock. The remaining 49% was held by Acalar S.A., an Argentine sociedad anónima wholly owned by the Coqueugniot family (Gabriel A. Coqueugniot, Cecilia B. Coqueugniot, Mónica I. Coqueugniot, and Diana I. Coqueugniot), in equal parts. Following several stock transfers that took place in 2009 and 2010, Tarjeta’s capital stock is, as of the date of this annual report, held 87.5% by Grupo Supervielle, 10.0% by the Bank, and 2.5% by CCF.

Acquisition of Cordial Compañía Financiera S.A. (formerly known as “GE Compañía Financiera S.A.”)

On July 6, 2010, Grupo Supervielle and the Bank acquired 100% of Cordial Compañía Financiera S.A. (“Cordial Compañía Financiera”), a financial services company that specialized in credit cards, personal loans and the distribution of certain third-party insurance products. The transaction was approved by the Central Bank on June 29, 2011. On August 1, 2011, the purchase was completed through a stock transfer in which 5% and 95% of the total shares were transferred to Grupo Supervielle and the Bank, respectively.

Through a strategic alliance with Walmart Argentina, Cordial Compañía Financiera has exclusive rights to promote and sell financial and credit products in Walmart Argentina stores nationwide through August 2020.

We acquired Cordial Compañía Financiera to further our strategy of increasing our market share in the Argentine banking and financial services industry through the strategic purchase of financial services companies and financial institutions.

On August 1, 2011, the shareholders of Cordial Compañía Financiera approved the name change from GE Cordial Compañía Financiera S.A. to Cordial Compañía Financiera S.A. On August 29, 2011, the IGJ authorized the name change.

Espacio Cordial Servicios S.A.

On October 2, 2012, the Board of Directors created a new entity called ECM S.A., which was later renamed Espacio Cordial Servicios S.A. For business strategy purposes and with the intention of furthering our goods and services business plan.

Espacio Cordial was created to sell insurance plans and coverage, , health insurance and health services, tourism packages, electric appliances and furniture and alarm systems. Espacio Cordial deals with insurance services that can be delegated or assigned to third parties by insurance companies, such as Supervielle Seguros, in accordance with laws and regulations as of the date of this annual report.

Acquisition of Supervielle Seguros S.A. (formerly known as Aseguradores de Créditos del Mercosur S.A.)

On February 5, 2013, we and Sofital accepted an offer for the acquisition of 100% of the shares of Aseguradores de Créditos del Mercosur S.A., which on October 30, 2013 was renamed Supervielle Seguros S.A.

On May 14, 2013, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) approved the transfer of the company’s shares. As a result, on June 6, 2013, 95% of the shares of Aseguradores de Créditos del Mercosur S.A. were transferred to us and the remaining 5% of the shares were transferred to Sofital.

Sale of Adval S.A.

On May 30, 2014, Grupo Supervielle S.A. and Sofital entered into an agreement for the sale of 100% of the shares of Adval S.A. to CAT Technologies S.A. The purchase price is scheduled to be paid in installments due between July 2014 and July 2019. Under this agreement, as of December 31, 2015, Grupo Supervielle and Sofital held credits with CAT Technologies S.A. of Ps.2.3 million and Ps.0.1 million, respectively.

Successful IPO on May 19, 2016

Since May 19, 2016, the ordinary Class B shares of Grupo Supervielle S.A. are listed on ByMA, and its American Depositary Shares (“ADSs”), representing five ordinary Class B shares, are listed in the NYSE under the ticker “SUPV”. Additionally, Grupo Supervielle made an initial public offer of its Class B shares in Argentina and of its ADSs in the international markets for an aggregate amount of U.S.$323 million. Through the offering, Grupo Supervielle placed 146,625,087 ordinary Class B shares of which 137,095,955 were placed internationally in the form of ADSs, and of which 114,807,087 were newly issued ordinary Class B shares while 31,818,000 were pursuant to a secondary offering.

Sale of Cordial Microfinanzas S.A.

On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas S.A. to purchase Grupo Supervielle’s and the Bank’s shares of Cordial Microfinanzas S.A.. Ciudad Microempresas S.A. is a company owned by Corporación Buenos Aires Sur and Banco de la Ciudad de Buenos Aires. The decision to sell Cordial Microfinanzas S.A. was based on our need to focus our resources in designated strategic segments.

Grupo Supervielle and the Bank transferred on March 31, 2017 all their shares of Cordial Microfinanzas S.A. to Ciudad Microempresas as detailed below:

(i)	Grupo Supervielle S.A.: 12,219,472 shares, which represented 87.5% of total capital stock of Cordial Microfinanzas; and

(ii)	Banco Supervielle S.A.: 1,745,632 shares, which represented 12.5% of total capital stock of Cordial Microfinanzas.

As of December 31, 2016, Cordial Microfinanzas S.A. operated through five branches, had a total loan portfolio of Ps.192 million, and held assets representing 0.4% of the total assets of Grupo Supervielle. Its contribution to the net income of Grupo Supervielle in 2016 was 0.8%.

Cordial Microfinanzas S.A. was created in 2007 by Grupo Supervielle to service the microfinance market in Argentina and with the objective of providing technical and financial assistance to micro-entrepreneurs to meet the needs related to their productive, commercial and service activities, thereby contributing to the development of their entrepreneurial capacity.

Capitalization of an in-kind contribution and resulting capital stock increase

At the ordinary and extraordinary shareholders’ meeting of Grupo Supervielle held on April 27, 2017, the shareholders of Grupo Supervielle approved the capitalization of an in-kind contribution of 7,672,412 shares of common stock of Sofital S.A.F. e I.I. with a par value of Ps.1 and one vote per share made by Mr. Julio Patricio Supervielle and an increase of the capital stock of Grupo Supervielle of up to Ps.8,032,032, through the issuance of up to 8,032,032 new Class B shares with par value Ps.1 and one vote per share, at a subscription price of Ps.49.91 per share. In connection with the capital increase, a total of 7,494,710 new Class B shares were subscribed as follows: on July 18, 2017, 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.7% of the total capital increase, and 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.3% of the total capital increase.

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

Successful completion of capital increase

In September 2017, Grupo Supervielle made an increase of the capital stock through a global offer of Class B shares at a price of U.S.$4.0 per share. The global offer consisted of an international offer in United States and other countries outside of Argentina and a local offer in Argentina. Simultaneously with the global offer, Grupo Supervielle made an offer of preemptive and accretive rights of Class B shares to existing shareholders. As a result of the offer, Grupo Supervielle issued a total of 85,449,997 new Class B shares for a total of U.S.$344.0 million.

Creation of Adquisición y Desarrollo S.A.

On December 18, 2017, our Board of Directors approved the creation of Adquisición y Desarrollo S.A. to sell credit and non-credit product and services through new indirect channels. As of the date of this annual report, Adquisición y Desarrollo S.A. registration process with the IGJ is dormant.

Creation of Fideicomiso Financiero Fintech Supervielle I

On February 16, 2018, the Board of Directors approved the creation of Fideicomiso Financiero Fintech Supervielle I (“FF Fintech I”) to invest in financial technology (fintech) and insurance technology (insurtech) start up projects for an amount up to U.S.$3 million.

Acquisition of the capital stock of Micro Lending S.A.

On April 6, 2018, our Board of Directors of Grupo Supervielle approved to issue an offer for the acquisition of 4,000,000 ordinary, nominative, non-endorsable shares of Ps.1 par value and entitled to one vote per share, representing 100% of the share capital of Micro Lending S.A. (“MILA”). MILA specializes in car financing, particularly for used cars. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA for a total price os U.S.$ 20 million, subject to final adjustments.

Acquisition of the capital stock of InvertirOnline S.A. and InvertirOnline.com Argentina S.A.

On May 24, 2018, Supervielle acquired the capital stock of the online trading platform InvertirOnline (“IOL”), through the purchase of both InvertirOnline S.A. and InvertirOnline.com Argentina S.A.

Creation of Supervielle Broker de Seguros S.A.

On December 21, 2018, Supervielle Broker de Seguros S.A. was created, which will have the exclusive purpose of carrying out the insurance intermediation activity, promoting the contract of life insurance, weatlh and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle S.A. owns 95% of the Share Capital directly and 100% directly and indirectly. As of the date of this report, the company is subject to the authorization of the Argentine Superintendency of Insurance in order to start operations.

Executive Offices

Our principal executive offices are located at Bartolomé Mitre 434, 5th floor, Buenos Aires, Argentina. Our general telephone number is +54-11-4340-3100. Our website is http://www.gruposupervielle.com. Information contained or accessible through our website is not incorporated by reference in, and should not be considered part of, this annual report.

We file reports, including our annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Any filings we make electronically with the SEC are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.B	Business Overview

Overview

We own the eight largest Argentine private bank in terms of loans and nineth in terms of assets. We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis. The Bank, which consolidated with CCF, is our main asset, comprising 96.6% of our total assets, and has a history of strong growth. As of December 31, 2018, we served 1.8 million active customers, and our assets totaled Ps.141.7 billion (approximately U.$.S. 3.7 billion), in addition to Ps.13.6 billion (approximately U.$.S. 361 million) of assets managed by SAM and Ps.7.3 billion (U.$.S.193 million) of assets managed by IOL. As of December 31, 2018, the Bank and CCF accounted for 90.9% and 5.7% of our total assets, respectively.

As of December 31, 2018 and December 31, 2017, according to calculations performed based on Central Bank and other third-party information, our share for the following products or segments was as follows:

•	Personal loans (advanced by the Argentine private financial system): our market share as of December 31, 2018 was 7.3%, compared to a 6.9% market share as of December 31, 2017;

•	Leasing (made by the Argentine private banks): a 17.6% market share as of December 31, 2018, compared to a market share of 15.2% as of December 31, 2017;

•	Our factoring market share of the Argentine private financial system as of December 31, 2018, was 7.4% compared to a 7.5% market share as of December 31, 2017; and

•	MasterCard credit cards for which billing statements were issuedas of December 31, 2018: a 8.6% market share as of December 31, 2018, compared to a 9.8% market share as of December 31, 2017;

Based on the latest information published by ANSES, we made 14.1% of all social security payments to senior citizens in Argentina in September 2018, compared to 14.1% in December 2017.

We have a leading position in both the provinces of Mendoza and San Luis, in which we have 291,000 and 232,000 customers respectively. According to calculations performed on Central Bank information, as of December 2018 we had a market share of loans among private banks of 19.4% and 23.8% respectively, and a market share of deposits among private banks of 11.0% and 20.2% respectively.

We offer diverse financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. We have developed a multi-brand business model to differentiate the financial products and services we offer to a wide spectrum of individuals, small businesses, SMEs, middle-market companies and large corporates in Argentina. Our infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 325 access points which include 182 bank branches, 78 of these bank branches are fully dedicated to serve senior citizens, 22 banking payment and collection centers, and 79 CCF sales points located in Walmart supermarkets, Tarjeta’s 35 consumer finance sales points, and through other retailers, 7 Mila customer support offices, completing a network of 1,000 car dealer, and 526 ATMs, 217 self-service terminals and 180 Cash Dispensers with biometric identification.

As of December 31, 2018, the Bank’s loan portfolio to branches ratio, which we calculate by dividing the total amount of loans outstanding at the end of the period by the number of branches at the end of such period, was Ps.393.0 million, compared to Ps.300.8 million as of December 31, 2017. Based on the Peso amounts of the loan portfolios reported by the following Argentine private banks in their respective financial statements as of December 31, 2018, the loan portfolio to branches ratio of (i) Banco Macro S.A. was Ps.379.2 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.739.4 million and (iii) BBVA Banco Francés S.A. was Ps.711.1 million. The loan portfolio to branches ratio as of December 31, 2017 of (i) Banco Macro S.A. was Ps.298.8 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.532.1 million and (iii) BBVA Banco Francés S.A. was Ps.503.9 million.

The loan portfolio to branches ratio as of December 31, 2016 of (i) Banco Macro S.A. was Ps.194.8 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.379.1 million and (iii) BBVA Banco Francés S.A. was Ps.309.3 million. According to publicly available information provided by the Central Bank, as of December 31, 2018, the loan portfolio to branches ratio for all Argentine private banks was Ps.477.2 million.

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact.

As of December 31, 2018 and 2017 on a consolidated basis, we had:

•

Approximately 1.8 million active retail customers (including 1.4 million active retail customers of the Bank and approximately 0.4 million active consumer finance customers of our other subsidiaries), 21,905 small businesses and 4,934 SMEs, Middle-Market Companies and Large Corporates as of December 31, 2018, compared to approximately 1.9 million active retail customers (including 1.4 million active retail customers of the Bank and approximately 0.5 million active consumer finance customers of our other subsidiaries), 18,860 small businesses and 4,873 SMEs, Middle-Market Companies and Large Corporates as of December 31, 2017;

•	Ps.141.7 billion in total assets as of December 31, 2018, compared to Ps.135.2 billion in total assets as of December 31, 2017;

•	Ps.80.2 billion in loans as of December 31, 2018, compared to Ps.89.6 billion in loans as of December 31, 2017;

•

Ps.94.9 billion in deposits, including Ps.83.8 billion from the non-financial public sector, Ps.25.2 million from the financial sector and Ps.11.1 billion from the non-financial private sector as of December 31, 2018 compared to Ps.83.3 billion in deposits, including Ps.9.1 billion from the non-financial public sector, Ps.23.2 million from the financial sector and Ps.74.2 billion from the non-financial private sector as of December 31, 2017;

•	Ps.17.0 billion in attributable shareholders’ equity as of December 31, 2018 compared to Ps.20.3 billion in attributable shareholders’ equity as of December 31, 2017; and

•	5,307 employees as of December 31, 2018, compared to 5,320 employees as of December 31, 2017.

In our cross-selling segments we had as of December 31, 2018:

•	Ps.13.6 billion (approximately U.S.$361 million) in assets under management through Supervielle Asset Management Sociedad Gerente de FCI S.A.;

•	Ps.7.3 billion (approximately U.S.$193 million) in assets under management through IOL;

•	Ps.1.2 billion in gross written premiums (approximately U.S.$31.7 million) calculated as December 31, 2018, through Supervielle Seguros S.A. for the twelve-month period ended December 31, 2018; and

•

Ps.390.5 million in net revenue (approximately U.$.S42.1 million), through Espacio Cordial Servicios S.A., our retail non financial products and services for the twelve month period ended December 31, 2017.

We have developed a segmentation strategy of our customer base to target the specific needs of each category of customers. Our business model has allowed us to deliver sustained levels of growth and profitability, that accelerated since our 2016 IPO and later the follow-on in September 2017. However, our growth and profitability levels have been negatively affected since May 2018 mainly due to the macroeconomic backdrop of Argentina in the second half of 2018.

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail banking segments as of December 31, 2018.

(1)

As of December 31, 2018, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.70.0 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.70.0 million and below Ps.550.0 million, the term “middle-market companies” refers to companies with annual sales over Ps.550.0 million and below Ps.2.0 billion and the term “large corporates” refers to companies with annual sales over Ps.2.0 billion. Since January 1, 2019, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.100 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.100 million and below Ps.700 million, the term “middle-market companies” refers to companies with annual sales over Ps.700 million and below Ps.2.5 billion and the term “large corporates” refers to companies with annual sales over Ps.2.5 billion.

The following charts set forth the breakdown of our deposits by type of account and customer category as of December 31, 2018.

Between 2016 and 2018, according to financial information made publicly available by the Central Bank and expressed following the Argentina Banking GAAP -nominal historic Peso amounts -not adjusted for inflation- and not including expected loss provisioning, our loan portfolio grew at a CAGR of 48.6%, as compared to 37.7% for the Argentine private financial system (excluding public banks). Our ROAE was 26.3%, 19.1% and 19.5% for the fiscal years ended December 31, 2016, 2017 and 2018, compared to an average ROAE of 27.5%, 25.0% and 33.5% for the Argentine private financial system over the same periods. We achieved net interest margins of 20.6%, 20.1% and 19.4% for the fiscal years ended December 31, 2016, 2017 and 2018, which compares favorably to averages for Argentine private financial system of 14.9%, 13.4% and 15.3% for the fiscal years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we accounted for 5.2% of all loans and leasing held by Argentine private financial sector (excluding public banks) and 4.1% of all deposits maintained with the Argentine private financial sector.

Our technology-based sales model enhances our ability to offer customers efficient, high quality service. The Bank has made significant investments in its ATMs, self-service terminals, and cash dispensers with biometric identification network, multiplying by five the network from 2010 to 2018. We were the first bank in Argentina to use biometrics technology as part of our distribution channels. We also have technology scoring systems that allow for an efficient credit-related decision-making process.

Segments

We conduct our operations through the following segments:

•	Retail Banking

•	Corporate Banking

•	Treasury

•	Consumer Finance

•	Insurance

•	Asset Management and Other Services

Retail Banking: The Bank offers its retail customers a wide range of banking products including personal loans, mortgage loans, car loans, short term advances, secured loans, payroll services through Plan Sueldo, credit cards, debit cards, savings accounts, time deposits, and checking accounts, as well as financing services and investments such as mutual funds, insurance coverage, guarantees and benefits payments to senior citizens and pensioners, among others.

Corporate Banking: The Bank, through its corporate banking segment, generally works with SMEs, middle-market companies and large corporates. The customer service model is based on regionalization. Services to SMEs and medium-large companies in the City of Buenos Aires and its vicinities are provided through regional branches located in the most densely populated areas, industrial areas and areas with commercial activity. The Bank believes that its proximity to its corporate banking customers gives it a competitive advantage.

Treasury: It is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Retail Banking segment, the corporate banking segment and its own needs. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients. Below is a description of the services offered under this segment:

Consumer Finance: Through CCF and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, which is reported in the consumer finance segment since 2018, Supervielle offers non-financial products and services. Since MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment.

Insurance: Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and Integral Insurance policies for Entyreprenuers and SMEs. In 2018 the Company incorporated the marketing of special multiple peril policies focused on the Entrepreneurs and SMEs segment. Supervielle Seguros is continuously offering new products to the different customer segments of Grupo Supervielle companies: high net worth individuals (Identité), senior citizens, Entrepreneurs and SMEs, customers of the Consumer Financing and Medium and Large companies segments

Asset Management and Other Services: Grupo Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since its acquisition in May 2018, Supervielle also offers products and services through InvertirOnline S.A.U. Also since MILA acquisition, the MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management and Others Segment, while the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment.

Products and Services

We offer our products and services in Argentina’s main regions and cities through our main operating subsidiaries, which include:

•	Banco Supervielle S.A. a universal commercial banking institution,

•	Cordial Compañía Financiera S.A., a consumer financing company,

•	Tarjeta Automática S.A., consumer financing company and distribution network,

•	Supervielle Seguros S.A., an insurance company,

•	Supervielle Asset Management Sociedad Gerente de FCI S.A., an asset management company,

•	Espacio Cordial de Servicios S.A., a retail company selling non-financial products and services,

•	InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U., an online broker, and

•	Micro Lending S.A.U., a company specialized in car financing.

Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Banco Supervielle S.A.	Argentina	Supervielle
Cordial Compañía Financiera S.A.	Argentina	Walmart Servicios Financieros Servicios Financieros Hipertehuelche Pesos Ya
Tarjeta Automática S.A.	Argentina	Carta Automática Pesos Ya
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Sofital S.A.F. e I.I.	Argentina	N/A
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	IOL
InvertirOnline.com Argentina S.A.U.	Argentina	IOL
Supervielle Broker de Seguros S.A.	Argentina	N/A

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

We are leaders in the Argentine market in the following areas:

•

Individual Customers. We maintain leading positions in attractive retail banking and consumer financing segments, offering a variety of products, from personal loans and credit cards to social security payment services to senior citizens. As of December 31, 2018, we had approximately 1.8 million retail customers, accounting for Ps.51.7 billion (approximately U.S.$1.4 billion) in deposits. As of December 31, 2018, loans to retail customers of the Bank and of CCF represented 7.3% of the Argentine financial private system market for personal loans, which ranked fifth out of 65 private financial institutions in Argentina. Based on information published by ANSES, as of September 2018, the Bank made 14.1% of all monthly social security payments to senior citizens (who collect their payments on a monthly basis). Additionally, we have a leading position as issuer of Mastercard credit cards with billing statements and the exclusive on-site provider of financial services to Walmart Argentina customers, with a contract extended through August 2020, renewable at expiration subject to renegotiation with Walmart Argentina.

•

Corporate Customers. We are also a leading provider of specially tailored financial services and products to the corporate sector, with a particular focus on SMEs and middle-market companies. As of December 31, 2018, we had a 17.6% market share in leasing, ranking second out of 50 private banks in Argentina, according to our estimates based on Central Bank information. As of December 31, 2018, we had a 7.4% market share in factoring in terms of Argentine private banks.

•

Capital Markets. We have a leading position in Argentine capital markets, which we have developed as part of our funding strategy. In 2018, we had Ps.1.8 billion (approximately U.S.$ 47.6 million) in securitization and bond issuances for us and our subsidiaries and for third parties. Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets, and intend to take advantage of our capital markets capabilities and expertise to serve corporate customers in connection with capital markets transactions.

Leading position in certain geographical regions in Argentina. being one of the most active players in the Cuyo region and also with a leading position in terms of our banking network

•

Mendoza: We have a leading position in the province of Mendoza, where we have 291,000 customers and a market share of loans and deposits amoing private banks of 19.4% and 11.0%, respectively. In terms of banking network we have 26 branches out of a total of 174 bank branches in the province and 7 collection centers.

•

San Luis: We have a leading position in the province of San Luis, where we have 232,000 customers and a market share of loans and deposits amoing private banks of 23.8% and 20.2%, respectively. In terms of banking network we have 23 branches out of a total of 48 bank branches in the province and 14 collection centers.

Solid sources of funding

We have access to diversified, competitive and stable sources of funding. Our low cost demand deposit base comprises 39.8% of our funding base (26.5% savings accounts and 8.6% checking accounts and 4.7% other accounts as of December 31, 2018) while our franchise allowed us also to capture interest bearing deposits according to our treasury management liquidity needs.

We ocassionally use medium-term debt securities and securitization operations of consumer loans among our funding strategies. Additionally, our consolidated pro forma Tier I ratio was 12.9% as of December 31, 2018 and we have maintained at the holding company level, excess liquidity for future capital injections to our subsidiaries in order to fund our growth strategy.

Creation of value for shareholders through the implementation of prudent financial risk management policies and the primary focus on the intermediation activities.

Along the years, we have generated value and strong growth, while managing financial risks under policies designed to protect our capital and liquidity. In the past, in addition to our organic growth, we have successfully acquired and integrated strategic businesses. We have consistently limited our exposure to the non-financial public sector and limited term, currency and other mismatches in our assets and liabilities. We have high proportion of loans over total assets and we derive our net income primarily from financial intermediation activities rather than from trading or financial investments, which has resulted in more stable sources of income and reduced the exposure of our earnings to market volatility. Since mid 2018, and following the sudden changes in the macroeconomic key variables leading a drastic change in the monetary environment that derived, among other aspects, in an extraordinary increase in cash minimum reserve requirements -some of them allowed to be set up in Central Bank short term securities-, and sequential hikes in interest rates weakening economic activity and credit demand, we opportunistically increased our holdings in Central Bank short term securities applying our excess liquidity, decreasing our proportion of loans over total assets.

Access to multiple customer segments through differentiated brands and channels positions us to capture future growth in the Argentine financial system.

We target a broad spectrum of socioeconomic segments and companies of varying sizes using a multi-brand model to offer a wide range of financial services. The Bank offers customized financial products and services to corporate clients in SMEs and middle-market companies, as well as to high net worth and middle-income individuals and to middle and lower-middle-income senior citizens. CCF and Tarjeta focus their products and services on the middle and lower-middle-income segments of the urban population. Our multi-brand model allows us to access segments of the population that are underserved and we believe offer growth opportunities once the macroeconomic conditions in Argentina stabilize.

We consistently seek to leverage the strong cross-selling potential of our multi-brand and multi-channel business model and our stable pool of almost two million customers.

Through our multi-brand and multi-channel approach, we are able to cross-sell and create synergies across our segments. Bancassurance specifically allows us to cross-sell value added insurance products in compliance with the regulations of the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) and of the Central Bank, as applicable. We offer an attractive platform for cross-selling certain credit cards and loans through 114 consumer finance points of sale (compared to 141 consumer finance points of sale as of December 31, 2017). We cross-sell non-financial services and products such as insurance products and plans, tourism packages, health insurance and health services, electric appliances and furniture, and alarm systems through Espacio Cordial and our senior citizens’ dedicated branches.

We believe our investment in developing a strategic national footprint positions us to capture profitable growth and benefit from economies of scale, once credit demand resumes.

Through the Bank, we have a focused presence in Argentina’s major regions and cities. Through our consumer finance business, we have presence in all the provinces of Argentina. Through our current infrastructure, we serve our customers through 325 access points including branches, bank branches fully dedicated to serve senior citizens, 22 banking payment and sales and collection centers, 79 consumer finance, branches and access points within Walmart stores, Tarjeta’s 35 consumer finance sales points and through other retailers, 7 MILA customer support offices, completing a network of 1,000 car dealer and 526 ATMs, 217 self service terminals and 180 Cash Dispensers with biometric identification, our call center and home banking and mobile services. The Bank has an important presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area (where approximately 20.3 million or 46% of Argentina’s population resides), through 114 branches and 1 collection center, and CCF has 26 sales points within Walmart locations in the City of Buenos Aires and Greater Buenos Aires. The Bank is also one of the most active players in the Cuyo region, which includes the Province of Mendoza, San Juan and San Luis where it operates through 51 branches and 21 collection centers. The Bank has approximately 291,000 customers in Mendoza and approximately 232,000 in San Luis. CCF has eight sales points in the Cuyo region. We offer consumer finance services through our Tarjeta distribution platform mainly in the Patagonia region, where we rely on 20 branches and 15 sales and collection centers. Given the strength of our network in commercially significant and high income regions in Argentina, we believe we are well positioned to benefit from economies of scale by leveraging our existing network and growing our revenues without significant investments in additional expansion of our platform.

Long-standing presence in Argentina’s financial sector, committed indirect controlling shareholder and experienced Board of Directors and management team.

Through our main subsidiary, the Bank, we trace our origins to the banking house Supervielle y Cía. Banqueros, established in 1887. Our long-standing presence in Argentina’s financial sector has allowed us to establish strong long-term relationships with our customer base, build a reputation for personalized customer service and establish the Supervielle brand as a recognized household name in the Argentine banking industry for both individuals and corporations, as well as in the securitization and corporate bond segments of the local capital markets. Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and has led Grupo Supervielle for over 17 years. During his tenure, we have experienced growth in terms of net worth, assets, deposits and our network, and we have successfully completed some of our most significant acquisitions. We rely on a Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance.

Our Vision and Strategy

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented, competitive landscape. We believe the Argentine market has significant underutilized financial infrastructure, in the form of checking and savings accounts, but also good mobile and internet penetration levels. This situation presents a number of growth opportunities, as the country resumes its stabilization process lowering inflation and consequently, interest rates. We believe we are positioned to capture these growth opportunities given our focus on a differentiated customer experience, product offerings, extensive distribution network and leading technology.

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

We believe we have the capabilities required to be successful, including, among others, a long-standing reputation; a strong franchise of 1.8 million active customers; an extensive and strategically located distribution network; a strong digital footprint; stable, atomized and diversified funding; a prudent risk management track record; and a strong culture based on shared values: leadership, innovation, simplicity, efficiency, commitment and respect.

We believe that our holistic approach to mortgage underwriting at the beginning of 2017 and until the sudden economic backdrop, exemplifies our strengths. We became one of the top 5 private market leaders in this segment, by, for example, forging alliances with real estate developers, offering customers a competitive value proposition and having an exclusivity agreement with Zona Prop, a popular online real estate website.

The “Superate” advertising campaign launched in 2017 and continued in 2018 and 2019, aims to continue differentiating our positioning by focusing on the potential for personal and collective lifestyle improvements and financial well-being among our customers. The campaign highlights that our mortgages, personal loans, SME loans, platform services and personal attention are tailored to our customers’ needs, and thereby become important tools for our customers to realize their goals.

The key components of our strategy are as follows:

Increase our market presence among attractive customers through an effective segmentation strategy and strengthened value proposition

We seek to increase revenues through cross-selling enabled by CRM:

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

SMEs: Our aim is to become the premier bank for SMEs by deploying outstanding transactional and cash management services. We intend to continue developing strategic partnerships with key industry players to provide financial services through direct lending or factoring transactions to their critical providers and suppliers along their value chains. We will target specific opportunities and customers in the agroindustry sector, energy, infrastructure, construction and other specific sectors. With respect to the agri-industrial sector, we strive to deepen our existing relationships with leading industry players, providing financing to their customer base. In San Luis, Mendoza, and Tucumán, where we have a well-established distribution base, we intend to continue targeting clients and value chains related to their main regional economies. With respect to the wine industry, we seek to continue developing partnerships with premium wine producers and key industry suppliers. With respect to the energy and infrastructure sectors, we target SMEs and middle-market companies along the supply chains of oil and gas (exploration and production), renewable energy projects and medium and large construction companies.

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

We may selectively expand the Bank’s network of branches, emphasizing services for high net worth and upper-middle income individuals, small businesses and SMEs, with a focus on the City of Buenos Aires and the Greater Buenos Aires metropolitan area.

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

Grow our statement of financial position while maintaining our conservative risk management policies

Over the past 15 years we have differentiated ourselves from our competition by systematically securitizing assets, becoming the leader in Argentine capital markets in this segment. Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets relative to our total assets, and we have been growing systematically above industry growth levels until the loan demand slowdown and the sudden economic backdrop.

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

We intend to expand our digital banking channel and online banking platform. Our goal is to offer an outstanding digital experience to our clients. We intend to continue increasing the number of active online users and migrating our services to digital channels, which we expect will allow us to increase low-cost distribution and convert service centers into full bank branches. We also intend to continue launching mobile banking applications, which will enable “one click” payment and “one click” loan functionalities, with anytime and everywhere financial services and provide alerts and messages to customers in order to achieve cost efficiencies through low-cost social network advertising. We have significantly improved the digital experience of our factoring product line, cash management and payroll services.

We expect the future of financial services to be marked by a transformation towards a digital business model. The challenge for organizations is to optimize the technological innovation of traditional banking to attract new consumers of financial services, with the aim of creating the bank of tomorrow, today.

As a further step towards the acceleration of Supervielle’s digital transformation, during 2018 we hired a top management consulting firm to boost our approach. The core idea relies on simple and modular propositions for selected customer episodes. Those value propositions will seek to design an agile operating model for each relevant customer episode as a way of working for customer-centric change based on digital adaptable and radically lower cost TI and Operations environment. As a counterpart, our funding, growth and efficiency targets will be benefited. Currently we are working with empowered and focused Agile teams.

Segment Reporting

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2018
Segment	Net Revenue	Percentage	Net Income	Percentage
	(in thousands of Pesos)
Retail Banking	13,574,042	55.11%	(503,105)	22.44%
Corporate Banking	5,676,646	23.05%	1,177,834	(52.53)%
Treasury	248,113	1.01%	(1,639,577)	73.13%
Consumer Financing	3,684,310	14.96%	(1,460,638)	65.15%
Insurance	878,436	3.57%	200,469	(8.94)%
Asset Management and Other Services	569,154	2.30%	(17,054)	0.75%

Total Allocated to Segments	24,630,701	100.00%	(2,242,071)	100.00%
Adjustments(1)	1,167,431		(814,578)

Total Consolidated	25,798,132		(3,056,649)

(1)

Includes financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements the net interest income received from the investment of liquity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2018.

	As of December 31, 2018
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments(1)	Consolidated Total
	(in thousands of Pesos)
Assets
Cash and due from banks	4,706,116	325,248	28,505,898	61,414	3,135	582,102	(496,360)	33,687,553
Debt Securities at fair value through profit or loss	—	—	14,941,290	—	100,041	70,784	—	15,112,115
Loans and other financings	30,785,552	38,850,543	2,824,590	6,411,427	459,404	602,207	(2,725,259)	77,208,464
Other assets	1,141,320	80,182	5,663,252	1,735,186	372,487	630,880	6,102,557	15,725,864

Total Assets	36,632,988	39,255,973	51,935,030	8,208,027	935,067	1,885,973	2,880,938	141,733,996

(1)

Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

	As of December 31, 2017
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments(1)	Consolidated Total
	(in thousands of Pesos)
Assets
Cash and due from banks	4,132,699	384,037	11,769,085	107,691	4,447	352	(13,387)	16,384,924
Debt Securities at fair value through profit or loss	—	—	16,285,616	111,979	—	—	440,330	16,837,925
Loans and other financings	31,805,596	44,801,483	3,336,981	9,824,802	140,953	25,564	(2,826,709)	87,108,670
Other assets	623,355	17,877	7,741,867	2,113,635	750,829	283,211	3,367,857	14,898,631

Total Assets	36,561,650	45,203,397	39,133,549	12,158,107	896,229	309,127	527,761	135,230,150

(1)

Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

The following table sets forth the breakdown of our active customers in 2018 and 2017.

	Active Customers
	As of December 31,
	2018	2017
Retail Banking	1,403,460	1,433,187
Corporate Banking	4,934	4,873
Consumer Finance	397,440	463,416
IOL	16,994	—
MILA	18,988	—

Total	1,841,816	1,901,476

Retail Banking

The Bank offers its retail customers a wide range of banking products including personal loans, mortgage loans, short term advances, secured loans, payroll services through Plan Sueldo, credit cards, debit cards, savings accounts, time deposits, and checking accounts, as well as financing services and investments such as mutual funds, insurance coverage, guarantees and benefits payments to senior citizens and pensioners, among others.

The Bank has focused on automatic channels that provide greater functionality in face-to-face and digital automatic platforms, with a view to expediting transactions and generating new sales channels

Products and services are tailored to the needs of the different segments with which the bank works, focused on continuous improvement of customers’ experience. Two of our more strategic segments are the small companies, grouped in Emprendedores & Pymes (Entrepreneurs and Small Businesses), and high net worth customers, which we refer to as our Identité segment. Additionally, products and services are offered to meet the needs of senior citizens.

In 2018 the network’s area of influence was expanded with the opening of three new branches. These openings were intended to consolidate the Bank’s presence in areas with high density of stores and achieve full coverage in commercial corridors where SMEs are established.

Additionally, we implemented substantial changes in some of our service centers, modernizing daily operations and meeting the needs of senior citizens. With the development and expansion of automatic solutions for queries and cash withdrawals that include biometric identification, the bank has paved the way for future generations of senior citizen customers.

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

Development of the differentiated service model continued to include over 80% of the branches and over 90% of the Retail Banking segment’s customers. The Bank focused on two specific executive profiles, offering specialized services to larger SMEs and streamlined services to smaller SMEs. As regards lead generation, the Bank has a special sales force trained through the “Universidad PyME” with a fully developed commercial management model.

In 2018, we launched media campaigns (“Lo Grande de ser una Pyme”) as well as new products (such as the new occupational risk insurance).

•

High Net Worth Customers. We offer our high net worth customers exclusive services such as priority access to our branches with minimal waiting time, concierge services, exclusive back offices for conducting banking activities, dedicated customer service representatives at the call center, a remote investment center and dedicated locations at our branches.

•

The High Net Worth customers’ segment of Banco Supervielle continued to strengthen in 2018. we implemented significant chenges with respect to interaction and, assistance to customers. Based on the knowledge of the customers’ life cycle and their distinctive characteristics, the redesign of the commercial management model was promoted with focus on the penetration in High Net Worth customers and the implementation of specific policies to obtain the greatest risk/benefit ratio in low income segments.This change of vision required revisiting the way of thinking and doing, adopting the good practices developed in other segments and improving the segment’s distinctive aspects.

In this context, focus was placed on the customers’ life cycle, with the emphasis on the first stages with a view to quickly activating and digitalizing each customer, reducing maturities and promoting the redirectioning of transactions to automatic channels at an early stage. This resulted in the creation of new service protocols compatible with these actions, and training sessions were carried out at different structure levels and new internal service agreements were executed to render lead generation and assistance circuits more fluid and consistent, reduce response times and, therefore, enhance the customers’ satisfaction from the first contact.

In 2018 we launched of the Bank’s referral program, using homebanking as a primary means of communication. The program is based on significant incentives for the referring party and more benefits for the referred party, including product rebates, preferential rates and savings on credit card consumptions, seeking additionally to favor cross selling of the newly referred customers.

During 2018, new developments were implemented for the consolidation of holdings and investments, so as to boost the growth of the Hig Net Worth customers segment.

•

Senior Citizens. The Bank facilitates ANSES payments to close to 1 million beneficiaries per month, including senior citizens and pensioners, and it believes it is the private bank with the largest presence in this segment.

In 2018, the Bank continued offering products and services addressing the needs of senior citizens, while further improving its value proposition and service model. Based on the knowledge of the customers’ life cycle and their distinctive characteristics, we promoted the redesign of the commercial management model with focus on the penetration in high net worth customers and the implementation of specific policies to obtain the greatest risk/benefit ratio in low income segments.

We enhanced the service model enhanced through Caja Rápida (Cash dispenser with biometric identification) in its Service Centers, reaching a 100% coverage of the network and directing the necessary effort to communication and training of its handling to favor acceptance and acquaintance by senior citizens, with clear benefits in terms of waiting times and operation agility. Based on the good results obtained, we conducted pilot tests to make this equipment available at Service Center lobbies, allowing 24-hour use, thus reducing the customers flow during bank hours.

In line with the efforts to improve our service level, a new customers flow manager was implemented from which allow for a better management, control and study of transactions and customer segments, as well as referral to the most favorable transaction channel according to the transaction requested, streamlining daily transactions.

•	Middle-Income Persons. In 2018, focus continued on the portfolio digitalization process, to further develop these channels for placement of products and transactions of customers.

Ambitious objectives were maintained but special focus was placed on retention processes taking into account the economic situation, by providing benefits to retained higher value customers.

By the beginning of 2018, we reviewed credit policies of the Plan Sueldo sub segment which allowed better approval ratios of credit products, improving cross sell and activation ratios. With the strategy of being the first choice bank, by the end of the year the loyalty program was relaunched as the new Club Supervielle, with more and better benefits.

In line with the first choice bank and activation objectives, by mid-year, the new “journey of customers” was defined, improving communication and the proposal within the first 90 days after admission.

Through our Retail Banking segment, we offer retail customers a wide range of products and services as described below.

Packages of banking services. As of December 31, 2018, the Bank maintained almost 2.9 million savings accounts and more than 120,000 checking accounts. In 2018, the Bank serviced more than 832,000 product bundles for senior citizens, more than 419,000 Plan Sueldo accounts and more almost 63,000 product bundles for high net worth customers.

During 2018 the Bank promoted access to banking services at all levels, promoting streamlined transactions and enhancing the use of automatic channels.In line with the development of strategic segments we evaluated the specific needs of customers were evaluated with a view to designing products and services that meet the requirements of each sub-segment. In order to actively support the development of customers, their community and foster employment generation. In the senior citizens segment, the coverage and functionalities of the biometric network was enhanced so as to make face-to-face service processes more efficient, thus achieving significant improvements in transactional times, a positive perception of the bank-customer relationship and a better experience for senior citizens.

In 2018 the programs Aeris, Aeris Empresas and Club Supervielle merged, giving rise to a new loyalty program with a new brand and visual identity of the public site, extending the benefits to the Bank’s general portfolio and making access options to tourism products and services more flexible through greater synergies with the suppliers. The next steps include the integration with Tienda Supervielle Productos and the development of a specific program aimed at the senior citizens.

Investments. With focus on the efficiency of operations, the Bank continued strengthening and developing autonomous channels for a comprehensive management of investments operations. Following the past year’s development of the Centro Integral de Inversión for a customized service, in 2018 the Bank started preparations for the merger of management platforms, to offer more efficient products and better investment alternatives to its customers, which we expect may lead to a greater penetration in terms of management of funds of current customers and an increase of lead generation of high net worth customers.

A high percentage of time deposits, mutual funds and purchase and sale of shares, bonds and currency was made through automatic channels, supported by communicational actions and the establishment of specific benefits. In addition, denominated time deposits in “unidad de valor adquisitivo” (“UVA”) an inflation adjusted unit that allows capital loans to be adjusted daily, were launched, with an attractive proposal to use automatic channels.

Insurance. The Bank has continued to grow in the insurance business. During 2018, the Bank launched products such the Comprehensive Commercial Insurance which completes the services offered mainly to entrepreneurs and SMEs, which service is fully processed by Supervielle Seguros. Digital development is the new paradigm for our insurance sales. To be available to customers, so that at any time they can purchase, give an opinion, simulate and compare through digital channels. Insurance policies for Protected Bag, Protected Technology, Protected Contents and ATM Robberies are available in Online Banking. The Banking segment worked hard on the incorporation of greater and more expanded offers in digital channels and in the continuous improvement of processes to ensure savings and a greater efficiency, promoting usability to guarantee the best customer experience.

Loans. The Bank offers personal loans, mortgage loans, car loans, short-term advances and salary advances to payroll customers. The placement of personal loans was boosted by a renewed offer and special facilities in line with the needs of each segment, together with the sale through digital channels..

During 2018, in view of the widening of the market following the implementation of the UVA Mortgage Loans, a communicational and management strategy was launched to increase its market share. The Bank posted banners and mortgage calculators in one of the major real estate portals of Argentina and entered into agreements with brokers, large developers and realtors to strengthen generation.

With a view to generating a better customers experience, the bank engaged in a detailed study of the mortgage management end-to-end process, which resulted in considerable benefits both for the Bank and the customers. Including a better understanding of the web and the operating flow and improvements in management performance. Also we could identify and automatize key process. The customers obtained a more fluid communication as well as real time visualization of the proceeding status, streamlined mortgage management and a significant reduction in times from the first contact to loan settlement.

These achievements had a significantly positive impact on the product’s performance during the first half of the year. However, as the product is highly dependent on the changes in the country’s economic situation, in the second half of 2018 the product’s performance remained well below expectations. Nevertheless, the Bank continued to focus on the increase of its market share.

By mid-year, the pioneer “Bank Guarantee for Tenants” product started to be offered also in areas outside the Greater Buenos Aires area. The product was developed taking advantage of the change in customers’ preferences and needs, and relying on the management of its own mortgage nodes, represented by officers specialized in real estate products and by a wide network of brokers, which gave the product a national scope.

The Bank also restructured the car financing loans focusing mainly on pricing redefinition, a new initial cross selling model for borrowers, expansion of marketing channels through the incorporation of several car dealers and the commencement, by the end of the year, with the transactions for UVA loans.

Focusing on efficiency, the Bank redefined policies, the contract framework of transactions and macro processes with special emphasis on critical issues. By the end of the year, the sections related to the definition of credit policies applying to the product were under way.

Credit and Debit Cards. As of December 31, 2018, the Bank maintained approximately 778,000 Visa and MasterCard accounts. During 2018, traditional debit cards were replaced by chip debit cards for the segments more exposed to the skimming. The Bank thus managed to rank high in the system due to the introduction of chip debit cards.

In line with the digital transformation, strong focus was placed on the incorporation of contactless technology in Mastercard Platinum and Black cards. By late 2018, the International and Gold cards were added, thus completing the whole Mastercard portfolio, offering innovating products to meet the demand of customers and facilitate their daily transactions.

Still focusing on digital transformation, migration continued from paper to digital card statements, and automatic processes were developed for delivery of card statements by email.

Total deposits from the Retail Banking segment as of December 31, 2018 amounted to Ps.51.7 billion (U.S.$1.4 billion) Retail branch deposits and Senior Citizens deposits continued to represent a high portion of total deposits. In 2018, retail branch deposits plus Senior Citizen deposits represented 44.3% of total deposits compared to 53.8% in 2017.

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

As of December 31, 2018, the corporate banking segment had Ps.38.9 billion of outstanding loans and financial leases, and contributed almost 20% of our net revenues before adjustments.

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

The following sets forth additional information on the main products and services offered by our corporate banking segment:

Leasing. The Bank’s leasing area meets the leasing needs of all commercial banking areas of the Bank. While leasing remains a very attractive instrument for companies to finance investments related to business growth and operating efficiency, the rise in interest rates and the contraction of the economy in 2018 caused a significant fall in the volume of contracts executed. As of December 31, 2018, we had a 17.6% market share in leasing in terms of private banks in Argentina.

Factoring (check discounting, invoices and public work certificates). The Bank participates in the check discounting market by offering three categories of products: (i) with recourse, where the customer who discounts the check with the Bank assumes the insolvency risk, (ii) first loss, where the customer assumes part of the insolvency risk, and (iii) non-recourse, where the Bank assumes all insolvency risk. The share of the factoring market of Argentine financial system as of December 31, 2018 was approximately 7.4%, according to the most recent publicly available information published by the Central Bank.

Foreign Trade. The Bank is an active participant in foreign trade financing and offer personalized advice regarding technical, commercial and regulatory matters related to foreign trade. The Bank draws on a trained staff to advise customers on foreign trade, foreign exchange transactions, international transfers, credit assistance in connection with products offered, and operating issues.

During 2018, the simplified exchange regulations prevailing in the previous two years for foreign trade continued, which has led to a more agile settlement process.

As regards the financing of foreign trade, the rising trend of 2017 continued during the first half of 2018. However, since the third quarter of 2018, the imports segment started to contract as a result of the first Peso devaluation. Over the end of the year a strong recovery was recorded in the exports business of the Bank’s customers.

By the end of October and with a view to promoting Argentine exports and the inflow of foreign currency, the Ministry of Production and Labor invited Banco Supervielle to take part in the Argentina Exporta Program oriented to prefinance sales abroad of Argentine SMEs. The program grants financing for up to U.S.$.200 thousand. As from November 2018, the Bank launched a lead generation campaign under this program, which will continue throughout 2019.

As to settlements and foreign trade transactions, in 2018 the Bank continued with the digitalization of its transactions and achieved an 80% paperwork reduction.

Following on this digital trend, the E-Comex channel continued to consolidate. Importer and/or exporter customers make inquiries on their ongoing transactions and manage payments and/or collections through Corporate Online Banking. The digital tool was updated during 2018 for the purposes of agility and simplicity.

The Bank remains the only bank in the Argentine financial system to operate in the International Factoring market, through FCI (formerly called Factor Chain International).

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

During 2018, the Bank continued with the investment process of previous years, improving the offer of collection and payment products, with a view to increasing transactional banking activities with customers.

Sociedad de Garantía Recíproca (Mutual Guarantee Agents or “SGRs”, per its initials in Spanish). In 2018, the Bank remained the market leader, operating with approximately 69% of the SGRs authorized in the country (24 out of 35 authorized SGRs and Guarantee Funds). The Bank is recognized as the bank of the SGRs by the Cámara Argentina de Sociedades y Fondos de Garantías and the Ministry of Production/Sepyme, the authority that supervises SGRs.

Banco Supervielle was also a leader in innovation for being the first private Bank to operate with the Digital Guarantee Certificate issued by Garantizar SGR and also for executing an agreement with this SGR to offer a Business Credit Card with guaranteed purchase limit.

Due to the its expertise and the sector’s recognition, Banco Supervielle was elected by the Ministry of Production to execute with the BICE the Agreement for receipt of guarantees issued by the Fondo de Garantía Argentina, thus becoming the first private Bank in the country to develop these operations basically oriented to loans for SMEs.

Together with some SGRs, financing facilities were developed for SMEs, members of the value chain, entrepreneurs and franchises.

Wines Division. During 2018, the Wines Division of Banco Supervielle continued to strenghthen its strategy to become a specialized financial advisor to the wine industry.

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

Customized Value Proposition

The proposals of the franchises and transportation sub-segments launched in 2017 consolidated in 2018. Moreover, in line with the Bank’s intent to become the Bank for SMEs, a value proposition was launched in November 2018 aimed at the health sector, in line with the positioning started in 2017. During 2019, Supervielle plans to continue launching special proposals for different sectors.

Franchises. The Bank has introduced innovative loan models including franchise system variables to support the growth of entrepreneurship in Argentina through a professional system. The Bank finances up to 40% of the initial investment (capped at Ps.800,000 for new franchisees), offering preferential rates and a six month grace period on principal payments.

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

Health. In November, a new value proposition was presented, intended to cater for the needs of health and diagnostic centers, outpatient doctors’ offices, laboratories and pharmacies and to that end, focus groups were held with sector companies and customers. The proposal is featured by promptness in loan granting and agreements with vendors. As regards to credit, requests for amounts less than Ps.10 million were answered within 24 hours and requests for amounts above Ps.10 million were answered within 72 hours.

Oil & Gas Project

The Bank considers that the oil and gas sector has a high growth potential. Therefore, in 2018, the Bank decided to lay the bases for the development of a project in this sector. The Bank worked together with an international consulting firm specialized in the sector and a multi-disciplinary team. The implementation of this project began in 2018 and is planning to extend throughout 2019. Oil and gas activities record a sustained growth. The most attractive oil and gas areas, the Neuquén and San Jorge gulf basins, are located in the Patagonia.

An important milestone was the opening in April 2018 of a new branch in the city of Neuquén, in addition to the existing customer service model. This allows for a close contact with the value chain of large operators and an improved competitiveness through the incorporation of new Planes Sueldo of individuals with high purchasing power residing in the area.

According to estimates, the development of the Vaca Muerta oilfield has a significant potential for several value chains, including: services for extraction, operation, maintenance and transportation, to mention the main three.

Corporate Digital Banking

2018 was a turning point for Banco Supervielle’s Digital Banking due to the merging of the Corporate Digital Banking and the Individual Digital Banking areas. The most important milestones for corporates were the opening of two new operation channels, the New Corporate Mobile Banking and a new Corporate Digital Banking platform which will replace the current Corporate Home Banking.

In addition to the implementation of new technologies, a new form of work, Agile, was implemented, and the Corporate Digital Banking was the first Project of the Bank developed according to this methodology. It was implemented in 2018 and was gradually applied to all customers, entering a new construction and functionality migration stage.

The most relevant achievements include the new Business Online Banking, with a new design and technology, a menu with everything only 2 clicks away, a modern consolidated position, new paper-less self-management processes, a better help and search module, user surveys and health monitoring modules and Analytics.

Treasury

The Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Retail Banking segment, the corporate banking segment and its own needs. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients. Below is a description of the services offered under this segment:

Trading Desk

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

Correspondent Banking

During 2018, the volume of foreign credit facilities increased, both as regards applications received and used, which resulted support by international banks regarding foreign trade and working capital facilities.

International entities offered short and medium term loans, with three year disbursements under the IDB program by the second half of the year.

Capital Markets

The Bank’s capital markets department is responsible for structuring and placing debt and securitization instruments, primarily financial trusts, both for third parties and for all our subsidiaries. The Bank is one of the leading entities in the Argentine capital market.

During 2018, the Bank acted as arranger and underwriter of securitizations for Ps.1,832 million, and domestic bonds for Ps.2,424 million, in both cases combining the Bank’s and third party’s transactions, accounting for a 4.23% market share.

Public Sector and Intermediaries

The Bank has maintained a presence in the Province of San Luis for more than 20 years. In 1996 the Bank acquired Banco de San Luis and was appointed as exclusive paying agent for the government of the Province of San Luis to provide financial agency and tax collection services to the Province and serve as payor bank for provincial government employees. This financial agent contract was renewed twice and was due to expire on 2021.

On January 17, 2017, the Province of San Luis notified the Bank of its decision to terminate, effective as of February 28, 2017, the Financial Agency Agreement. Since February 2017, the Bank has continued to provide Financial Services to the Provincial government of the Province of San Luis and its employees despite the termination of the Financial Agency Agreement in February 2017.

On June 7, 2018, the Province ratified an agreement signed with the Bank for a term of 12 months formalizing its role as exclusive paying agent which the Bank has continued to provide since the termination of the Financial Agency Agreement with the Province in February 2017.

In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. Proposals were presented on March 15, 2019. The award date has not been published yet. Banco Supervielle has acquired RFP documents and presented an offer.

Also, on May 23, 2018, the Municipality of the city of San Luis appointed the Bank as financial agent for a term of 2 years with automatic renewal for 2 additional years, commencing with the first payroll payment on June 29 of the current year which could result in the migration of approximately 2,450 customers from other institutions. With the appointment by the City of San Luis, the Bank became financial agent for all the municipalities in the Province.

As of the date of this annual report, the Bank continues to provide financial services to the provincial government of the Province of San Luis and its employees.

The Bank has a private sector business franchise in the Province of San Luis as well and provides full banking services to individual consumers and SMEs and middle-market companies. Further, the Bank provides its corporate customers in the Province of San Luis with a wide range of financial services and has a primary focus on infrastructure and construction projects.

As of December 31, 2018, the Bank’s exposure in the Province of San Luis was as follows:

As of December 31, 2018 (in thousands of Pesos, except for ratios and operating data)
Loans
Banco Supervielle Total Loan Portfolio	71,528
Payroll loan to the Province of San Luis employees	792
Payroll loans to the Province of San Luis employees / Banco Supervielle Total Loan Portfolio	1%
Loans to the provincial government	—
Deposits
Consolidated Total Deposits	94,025
Deposits made by the Province of San Luis	7,893
Deposits made by the Province of San Luis / Consolidated Total Deposits	8%
Net Revenue
Related Net Revenue / Banco Supervielle’s Consolidated Net Revenue	3%
Operating Data
Employees	315
Branches	20
Senior Citizen Service Center	3
ATM’s & Self Service Terminals	143

Of the Bank’s approximately 236,000 customers in San Luis, it offers payroll services to about 30,000 employees that were covered by the services provided under the Financial Agency Agreement.

Additionally to the services rendered in San Luis, the Bank works with the public sector in municipalities in the provinces of Mendoza, San Juan, Cordoba, and Buenos Aires. It also works with some National Universities.

Consumer Financing

The Consumer Finance business of Grupo Supervielle is developed through its subsidiaries CCF and Tarjeta Automática S.A, Mila and Espacio Cordial de Servicios. Mila and Espacio Cordial were annexed to this segment in 2018.

Through CCF and Tarjeta Automática, the Bank offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment.

Consumer Finance business focuses its operations on two key tenets:

(i)	Accessibility: flexible proposals focused on the client and adapted to the multichannel concept.

(ii)

Diversification: products that satisfy the needs of customers at each stage of their lives with personalized offerings and differential value proposals depending on the different clusters to which they belong.

The Consumer Financing segment’s loan portfolio totaled approximately Ps.7.5 billion (U.S.$199.2 million) at December 31, 2018.

Results varied largely throughout 2018, with a first quarter in which CCF consolidated as one of the three main companies in the sector. During that period the CCF continued with its plan to increase the personal loan sector, plus a strategy oriented to increase the number of credit cards and the level of consumption and activity. To achieve this goal, new advertising dynamics, a strong BTL campaign (having the FIFA World Cup as core idea) and an improved global value proposition were developed.

However, in March 2018 CCF started to experience a portfolio deterioration as a result of the macroeconomic backdrop, which affected mainly the company’s target segments and increased the non performing portfolios. In order to mitigate the risk, as from the second half of March 2018, strong adjustments were introduced in credit policies, increasing cut-off points and restricting the borrowing capacity of customers and leads. During the second quarter of 2018 two additional negative effects were added: rising bank funding rate and a strong decrease in demand, which affected the profitability of the different channels.

In that scenario, in August 2018 a reorganization of the commercial department was carried out to face the new macroeconomic environment of Argentina. The restructuring included staff downsizing, the unification of channels and reduction of businesses with higher risk potential. Besides, the use of shared services was optimized and costs were subject to strict control.

The commercial strategy focused on the customer portfolio, strengthening the basic promotional dynamics and reducing those proposals that might lead its customers to over indebtedness.

Once this process was over, the CCF focused on the preparation of a strategic plan to be implemented in the last months of 2018 and during 2019, which is aimed at improving CCF position as benchmark in the consumer financing segment, through the controlled development of certain products.

In said plan the company’s main products were not discontinued but they were adapted to the new reality.

A breakdown follows of the main products offered by the segment:

Open Credit Card: it is a financial tool that may be used for purchases in the stores of merchants accepting MasterCard and for cash advances, within the limits determined by the entity, which may be obtained in the Permanent Promotion Booths located in Walmart stores, Hipertehuelche and Tarjeta Automática stores.

Retail Store Credit Card: these are credit cards issued by a retailer for purchases only in Pesos in that retailer’s stores. They are mainly intended to obtain customer loyalty and incremental sales. As of the date of this annual report, CCF operates this product only with Walmart stores.

The agreement as exclusive provider of financial services to Walmart’s customers in its stores is in force until August 2020, pursuant to the third consecutive renewal of this agreement executed in December 2014. This is the fourth consecutive period in which this agreement has been in effect.

Personal Loans: fixed rate cash loans using the french amortization system.

Consumer Loans: Credit lines for the purchase of certain products, the transaction is completed upon delivery of the purchased products.

Insurance

Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and integral insurance policies for entrepreneurs and SMEs. In 2018 the Company incorporated the marketing of special multiple peril policies focused on the entrepreneurs and SMEs segment. Supervielle Seguros is continuously offering new products to the different customer segments of Grupo Supervielle companies such as: high net, worth individuals (Identité), senior citizens, entrepreneurs and SMEs, customers of the consumer financing and medium and large companies segments.

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

In 2018, Supervielle Seguros began offering integral insurance policies for SMEs.

Supervielle Seguros focuses on the marketing of insurance policies through the networks of the Bank and CCF, as well as on credit related and other insurance intended to meet the needs of our different channels and customers.

In 2018, Supervielle Seguros consolidated its offers in the following products:

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

Integral insurance product for Entrepreneurs and SME: Integral insurance product for entrepreneurs and SMEs completes the offer of services for our priority segment entrepreneurs and SMEs, with the particularity that is fully processed by Supervielle Seguros.

Supervielle Seguros reported gross written premiums of Ps.325.3 million in the first quarter of 2018, Ps.316.9 million in the second quarter of 2018, Ps.304.3 million in the third quarter of 2018 and Ps. 282.0 million in the fourth quarter of 2018.

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2018.

Gross written premiums by product

(in millions of Pesos)

						% Change
	4th quarter 2018	3rd quarter 2018	2nd quarter 2018	1st quarter 2018	4th quarter 2017	4th quarter 2018 vs. 3rd quarter 2018	4th quarter 2018 vs. 4th quarter 2017
Life insurance and total permanent disability insurance for debit balances	8.5	18.8	30.2	42.6	54.1	-54.7%	-84.3%
Personal Accident Insurance	19.5	22.0	24.8	25.7	26.7	-11.5%	-27.1%
Protected Bag Insurance	39.8	44.4	46.0	52.2	55.0	-10.2%	-27.5%
Broken Bones	10.1	10.6	11.8	10.1	10.1	-4.5%	0.1%
Others	7.5	8.6	11.2	12.0	10.6	-12.4%	-29.4%
Home Insurance	37.5	39.4	43.9	38.2	42.3	-4.8%	-11.2%
Technology Insurance	12.1	13.6	14.5	14.7	16.4	-11.1%	-26.0%
ATM Insurance	7.9	8.0	8.5	7.9	9.0	-0.5%	-11.7%
Mortgage Insurance	26.7	19.9	2.5	2.1	4.1	33.8%	547.5%
Life Insurance	112.3	119.0	123.5	119.8	123.1	-5.6%	-8.8%

Total	282.0	304.3	316.9	325.3	351.4	-7.3%	-19.7%

Asset Management and Other Services

Grupo Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A.U. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance segment. MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management and Others segment.

SAM

SAM’s assets under management amounted to Ps.13.6 billion as of December 31, 2018.

As of December 31, 2018, SAM had approximately 6,800 customers.

The following graph sets forth the breakdown of SAM’s assets under management as of December 31, 2018.

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its Premier funds family. As of December 31, 2018, SAM had U.S.361.0 million of assets under management.

The PREMIER family of funds consists of a Money Market Fund: (Short-Term Premier Rent in Pesos), three short-term Argentina fixed income funds in Pesos (Premier Renta Plus, Premier Renta Fija Ahorro, Premier Capital), five funds of fixed income and mixed Argentina in Pesos (Premier Renta Fija Crecimiento, Premier Commodities, Premier Inversión, Premier Balanceado and Premier Renta Mixta), two funds of Argentine Fixed Income in U.S. dollars (Premier Renta Mixta in U.S. dollars and Premier Performance), a Fund of Variable Income (Premier Renta Variable), and a Fund for specific investment object in assets issued by SMEs (Premier FCI Open SMEs).

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

The Bank places funds through the face-to-face channel of its branch network, centro integral de inversiones (call center) and mainly through the Home Banking online channel.

In June 2013, SAM was ISO 9001 certified for meeting the requirements of the quality management system on “design and development, marketing, management, administration and control of mutual funds.” In October 2018, IRAM’s review audit recertified SAM, updated to the IRAM ISO 9001:2015 standard.

In July 2018, the centro Iintegral de inversiones of the Bank started operations related to mutual funds transactions.

In December 2018, premier mutual funds began to be marketed through the IOL platform under a mutual funds distributor agreement.

IOL

InvertirOnline.com (IOL) specializes in “Online Trading”, its mission being the “Democratization of Financial Services”, based on the following pillars: technology, innovation and scalability.

As part of Grupo Supervielle, IOL can leverage its growth and take advantage of the synergy of the different businesses of Grupo Supervielle.

IOL’s assets under management amounted to Ps.7.3 billion as of December 31, 2018.

As of December 31, 2018, IOL had approximately 16,994 customers.

Corporate Social Responsibility

Grupo Supervielle has become an important leader in the Argentine financial system with high potential exposure in its community activities. It social commitment has been growing in a sustained fashion and the strong regional presence of its main subsidiary, the Bank, allows it to take action in certain sectors where social investment is insignificant.

We have four strategic objectives for all actions taken:

•	Become an agent of change and creator of sustainable social value.

•	Develop an innovative and transforming strategy with measurable and high-impact actions.

•	Synergize CSR initiatives with local communities in which the bank has commercial activity.

•	Build a cooperative and co-responsible organizational culture, through initiatives in partnership with different NGOs and corporate volunteering.

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

In 2018, 20 programs were carried out, nine of which were in the City of Buenos Aires and Greater Buenos Aires, six in Mendoza, two in Córdoba, one in Mar del Plata, one in Tucumán and one in San Luis. Thirteen of these programs were related to childhood, five to education and two to senior citizens. Among the main activities, volunteers refurbished spaces, equipped rooms and carried out activities with children, youngsters and adults. All the twenty projects were carried out by employees of Banco Supervielle, CCF, Cordial Servicios and Supervielle Seguros.

Our Subsidiaries

Banco Supervielle S.A.

We own 97.03% of the share capital of the Bank and Sofital owns the remaining 2.87%. The Bank is a universal commercial bank and our largest subsidiary. When consolidated with CCF, the Bank accounted for 96.6% of our total assets as of December 31, 2018. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail and corporate customers.

According to the Central Bank, as of December 31, 2018, the Bank ranked ninth in terms of deposits, eighth in terms of total loans and ninth in terms of total assets among private banks in Argentina. As of such date, the Bank ranked fifth in terms of deposits and in terms of total assets among domestically-owned private banking groups. In 2018, the Bank continued to be a leader among private banks with respect to the payment of federal benefits to senior citizens in terms of the number of payments made. The Bank is also one of the leading providers of (i) factoring services in Argentina with a 7.3% share among private banks as of December 31, 2018 and (ii) leasing services, with a market share estimated to be above 17.6% as of December 31, 2018.

As of December 31, 2018, the Bank on a consolidated basis had total assets of Ps.136.8 billion, a total loan portfolio of Ps.79.2 billion and total deposits of Ps.95.7 billion, and its shareholders’ equity totaled Ps.12.8 billion.

Cordial Compañía Financiera S.A.

The Bank owns 95% of CCF’s common shares and Grupo Supervielle owns the remaining 5%. As of December 31, 2018, CCF had total assets of Ps.7.4 billion, net shareholders’ equity of Ps.498.6 million and a personal loan portfolio and credit card loan on balance of Ps.8.2 billion and approximately 393,000 active credit cards issued.

In August 2011, we purchased CCF, a company formerly known as GE Compañía Financiera S.A., a financial services division of General Electric. GE Compañía Financiera had been operating for more than ten years in the Argentine market with financial products such as credit cards, personal loans, consumer loans and a wide range of insurance products.

Since 2000, through an agreement with Walmart Argentina, CCF has had exclusive rights to promote and sell financial and credit products to Walmart Argentina customers nationwide, including Changomas stores. The Walmart Argentina agreement grants CCF access, on an exclusive basis, to a distribution channel that includes Walmart Argentina and Changomas stores located throughout Argentina and all future stores to be opened by Walmart Argentina during the term of the agreement. On July 6, 2010, CCF renewed the Walmart Argentina agreement through August 31, 2015 and in December 2014, CCF renewed the agreement again, through August 2020.

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

The multichannel concept requires that CCF be present countrywide, and it is currently settled in 22 provinces through 114 branches and three main channels of distribution:

•

Walmart Financial Services: Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Walmart Argentina, reaching approximately 337,000 customers.

•

Tarjeta Branches: Through this channel, CCF offers financing to middle and lower-middle-income customers. This service has a strong presence in the Patagonia region and reaches approximately 43,000 customers.

•

“Tu Crédito Hipertehuelche”: Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Hipertehuelche Supermarkets, reaching approximately 16,000 customers.

Due to the deterioration of the purchasing power of the consumer segment customers in 2018, CCF focused on improving and adapting the credit card’s value proposition to the new scheme. Growth drivers were as follows:

•

New business dynamics under the concept: “a new benefit every day”, focused on giving our customers access to basic needs products and reducing the offers to purchase electronic and other durable goods.

•	Renewed offer of distinctive products and promotions during key events or special dates such as “Black Friday”, “Discount Marathon” and Christmas.

•	Renewed business dynamics in Chango Mas, with an increase of cash backs and a proposal adapted to the segment.

Renewed Promotion dynamics with discounts by category and differential discounts.

Tarjeta Automática S.A.

Tarjeta was founded in 2002 to offer credit services to a segment of customers to whom banking services were not previously available. Its operations are concentrated primarily on granting personal loans. In 2007, we acquired Tarjeta.

Tarjeta has 20 public service branches and 15 stands at retail chains. The highest concentration of Tarjeta branches is in the Patagonia region.

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

As of December 31, 2018, SAM offers 13 mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its Premier funds family. As of December 31, 2018, SAM had U.S.361.0 million of assets under management. Based on data from the Argentine Association of Mutual Funds, we estimate that we have a market share of approximately 2.26% of the mutual fund industry in Argentina and that SAM is ranked 16 out of 46 managers in the market.

Espacio Cordial de Servicios S.A.

Espacio Cordial was created in October 2012 and began operating in December 2012. The business was created to sell various types of goods and services related to insurance, tourism, health care plans and/or services and other goods and services provided for in its corporate by-laws.

As a result of the restructuring conducted in August 2018, Cordial Servicios became part of the consumer financing sector of Grupo Supervielle.

During 2018, Espacio Cordial continued operating and growing in the direct and indirect channels already developed. Regarding the open channel, it continued growing through sales points located at service centers of the Bank throughout the country, trading mainly home appliances, health plans, prepaid services and tourism with new products and group tours for senior citizens.

As regards indirect channels, the telephone channel continued to be used for the sale of prepaid health services and catalog sales of home and electronic appliances.

The digital channel, through Tienda Supervielle Marketplace, was used to sell home appliances, technology, home and furniture, sports, wellness and beauty, toys, perfumes, tires and accessories. As regards the tourism category, Tienda Supervielle continued growing as a sales channel and developing new products related to flights, hotels, trains, travel assistance and experiences such as the FIFA World Cup 2018. In November 2018, Tienda Supervielle Viajes became a part of the rewards program of Banco Supervielle, as the main supplier of flights and hotels. In the services category, the sale of health plans continued through a strong online strategy in the social media and developing digital self-management products.

During 2018, we sold 65,000 home appliances were sold and 100,000 service plans through our cross selling business.

The goal of Cordial Servicios for 2019 is to increase the income in its 78 sales points and the indirect sales channels already developed. As regards insurance and services categories, new products are being developed for the face to face and online channels, and for alliances with certain strategic partners. As regards Tourism, the B2B channel will begin to be developed, with the corporate sale to Banco Supervielle. As regards Tienda Supervielle, the travel section will expand to new customers through our brand, and the product category will expand to sections such as apparel, supermarket, cars, among other, and will be integrated to Club Supervielle.

Micro Lending S.A.U.

MILA is a Company devoted to originating car financing loans and was acquired by Grupo Supervielle on May 2, 2018.

In 2018, MILA originated car financing Loans for a total of Ps.713.6 million from 6,948 transactions.

In 2018 a total of 772,477 new cars (167,406 of which were financed through car loans) and 1,565,045 used cars (98,807 of which were financed through car loans loans) were sold in Argentina.

Throughout 2018 year, MILA operated with five insurance companies, offering a wide array of products, and generated an income that represents about 20% of the total income of the Company.

The goal for 2019 is to expand the placement of transactions, and therefore an increase of the sales force of MILA in different regions of the country to achieve a greater capillarity to its network. However, commercial actions will be strengthened to increase penetration in the car dealers channel (increased supply through the launching of loans with UVA adjustment).

InvertirOnline.com

InvertirOnLine.com is a technological company in the financial sector, which was created by the end of 2000 as a company that could seize the growth opportunity of the e-trading segment in a region where both the financial sector and the new technologies were lagging as compared to other more developed regions. The company’s team work understood that the globalization process lies on three pillars: “democratization of information”, through video cable networks, satellites, cell phones, Internet and the access to information in general, “democratization of technology”, due to computers and Internet, and “democratization of financial services” whereby everyone may have access to various financial services such as the stock exchanges.

Nowadays InvertirOnline.com specializes in “Online Trading”, its mission being the “Democratization of Financial Services”, based on the following pillars: technology, innovation and scalability. Some of its competitive advantages are:

1.	More than 15 years of experience in the market

2.	Created and designed as a 100% online broker

3.	Wide array of services through a user friendly platform

4.	“1 to N” scalability

5.	Proprietary technology. Knowhow of the Fix protocol

6.	It is the most visited Investment and Finance website of Argentina

7.	Education platform to democratize brokerage services

8.	Leading position in the social media

Pursuant to Provision No. 2.392 of the Argentine Securities Commission, dated September 22, 2014, InvertirOnline S.A. was registered as a (non-distributor) Broker-Dealer “Agente de Liquidación y Compensación Propio” under number No. 273. Besides, pursuant to Provision No. 2.926 of said body, dated November 24, 2015, the Company was registered as Mutual Funds Distributor (Agente de Colocación y Distribución Integral de Fondos Comunes de Inversión) under No. 1.

As part of Grupo Supervielle, the company can leverage its growth and take advantage of the synergy of the different businesses of the Bank.

The 2019 projects include the development of products aimed both at sophisticated users, such as financial products operated in ROFEX, and at users who are not acquainted with financial products, such as primary and secondary offer of LECAPs, US dollar Treasury Bills, purchase and sale of foreign exchange, among other. Besides, early in 2019 it started to offer access from the argentine account to the main markets in the USA, such as NYSE Arca, NASDAQ, CBOE Edge, CBOE BATS, with a wide offer of products.

Supervielle Broker de Seguros S.A.

On December 21, 2018, Supervielle Broker de Seguros S.A. was created. The company has the exclusive corporate purpose of carrying out the insurance intermediation activity, promoting the contract of life insurance, wealth and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle directly owns 95% of the share capital and 100% directly and indirectly. As of the date of this report, the company requires the authorization of the Argentine Superintendency of Insurance in order to start operations.

Sofital S.A.F. e I.I.

Sofital S.A.F. e I.I. is a sociedad anónima whose main activity consists of holding participations in other companies.

As of the date of this annual report, Sofital holds 2.8659% of the capital stock of the Bank, a 5.0% of the capital stock of Cordial Servicios, 5.0% of the capital stock of Supervielle Seguros and 5.0% of the capital stock of SAM.

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

Investments in and Divestments of Grupo Supervielle in its Subsidiaries

On May 30, 2014, Sofital and Grupo Supervielle entered into an agreement for the sale of 100% of the shares of Adval to CAT Technologies S.A. The purchase price is scheduled to be paid in installments due between July 2014 and July 2019. As of December 31, 2015, Grupo Supervielle recorded a credit of Ps.7.3 million and Sofital S.A. a credit of Ps.0.3 million.

On April 29, 2016, we and the Bank made capital contributions to CCF for a total amount of Ps.52.1 million.

On May 31 and June 3, 2016, we made capital contributions to the Bank for Ps.4.3 billion. On September 22, 2016, the Bank held an Extraordinary Shareholders’ meeting in which it resolved to capitalize said contributions by increasing the capital stock by Ps.344.0 million with an issue premium of Ps.3.8 billion.

On May 31 and June 16, 2016, we made capital contributions to CCF for Ps.27.4 million. On October 24, 2016, the shareholders of CCF approved such contributions for a total amount of Ps.572.7 million under the terms established in the respective agreements for the irrevocable capital contribution, to increase the capital stock in the amount of Ps.59.0 million increasing it from Ps.137.1 million to Ps.196.0 million, and issue 31,370,057 ordinary, non-endorsable nominative shares with a nominal value of Ps.1 each and entitled to one vote per share.

On February 17, 2017, we and the Bank made capital contributions to CCF for Ps.177.7 million. On March 9, 2017, the shareholders of CCF approved such contributions and increase the capital stock in the amount of Ps.34.3 million, from Ps.185.5 million to Ps.219.8 million, and issue 19,348,722 ordinary, non-endorsable nominative shares with a nominal value of Ps.1 each and entitled to one vote per share.

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

On March 27, 2017, we made a capital contribution to the Bank for Ps 164.9 million.

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

On July 24, 2017, Grupo Supervielle and the Bank made an irrevocable capital contribution in advance of future capital increases to CCF for an amount of Ps.4.0 million and Ps.76.9 million, respectively.

On September 20, 2017, Grupo Supervielle, the Bank and CCF made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of Ps.205.8 million, Ps.23.5 million and Ps.6.0 million, respectively.

On November 24, 2017, Grupo Supervielle made an irrevocable capital contribution to the Bank for an amount of Ps.2.6 billion. On same date, the Bank’s shareholders approved such contributions and increase the capital stock in the amount of Ps.105.5 million.

On December 13, 2017, Grupo Supervielle and the Bank made an irrevocable capital contribution in advance of future capital increases to CCF for an amount of Ps.30.0 million and Ps.570.0 million, respectively.

On January 16, 2018, Grupo Supervielle and the Bank made capital contributions to CCF for the amounts of Ps.19.0 million and Ps.361.0 million, respectively. On January 24, 2018, the shareholders of CCF capitalized the contributions received on July 24, 2017, December 13, 2017 and January 16, 2018, and increased the capital stock in the amount of Ps.56.751 million with a paid in capital of Ps.973.243.

On March, 19, 2018, Grupo Supervielle, the Bank and CCF committed capital contributions to Tarjeta for the amounts of Ps.262.5 million, Ps.30.0 million and Ps.7.5 million, respectively.

On March 14, 2018 and April 18, 2018, Grupo Supervielle committed capital contributions to the Bank for the amounts of Ps.500 million and Ps.361 million, respectively. Such contributions of Ps.861 million were capitalized by a shareholders’ meeting of the Bank held on April 19, 2018.

On May 2, 2018, Grupo Supervielle acquired Micro Lending S.A. and on May 24, 2018 Grupo Supervielle acquired InvertirOnline S.A. and InvertirOnline.com Argentina S.A.

On August 21, 2018, the shareholders’ meeting of MILA approved a capitalization of a credit granted by Grupo Supervielle on June 28, 2018 for the amount of Ps.58.0 million.

On November 01, 2018, Grupo Supervielle committed a capital contribution to MILA for an amount of Ps.100.0 million. Such capital contribution was approved and capitalized by the shareholders of MILA held on November 12, 2018.

On November 21, 2018, the shareholders of the Bank approved the capitalization of capital contribution made by Grupo Supervielle for an amount of Ps.1 billion. This capitalization was concurred by the Argentine Central Bank on January 17, 2019, in compliance with Communication “A” 6304 of such regulator.

On December 6, 2018, Grupo Supervielle committed a capital contribution for an amount of Ps.200 million to Micro Lending S.A.U.. Such contribution was approved and capitalized by the shareholders of MILA held on December 17, 2018.

On December 17, 2018, InvertirOnline S.A. restituted to Grupo Supervielle a dormant capital contribution of Ps.267,000.

On December 21, 2018, “Supervielle Broker de Seguros S.A.” was created, with a 95% share interest of Grupo Supervielle. Company’s main commercial purpose is to carry out the intermediation activity, promoting the conclusion of life insurance, weatlh and pension insurance contracts, advising insured and insurable persons.

On February 11, 2019 the Bank committed a capital contribution to CCF for an amount of Ps.950.0 million, whereas Grupo Supervielle committed a capital contribution of Ps.50 million. On February 27, 2019, the shareholders of CCF approved the capitalization of such capital contributions. Such capital contribution is subject to the concurrence by the Argentine Central Bank, as set forth by Communication A 6304 of said regulator.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the national government in Argentina. Based on the publicly available information released by region, the City of Buenos Aires had a GDP per capita in 2005 of approximately U.S.$40,000 and the INDEC currently estimates a population of approximately 2.9 million (approximately 7.2% of Argentina’s overall population). As of December 31, 2018, the unemployment rate in the City of Buenos Aires increased to 6.9% from 5.9% as of December 31, 2017. In terms of the banking sector, there are 853 bank branches (out of a total of 4,605 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. Based on the most recent publicly available information released by region, the Province of Buenos Aires had a GDP per capita in 2005 of approximately Ps.12,000 and the INDEC currently estimates a population of approximately 15.6 million (approximately 38.9% of Argentina’s overall population). As of December 31, 2018, the unemployment rate in the Province of Buenos Aires increased to 11.4% from 9.2% as of December 31, 2017. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,507 bank branches (out of a total of 4,605) bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Based on the most recent publicly available information released by region, Mendoza had a GDP per capita in 2005 of approximately Ps.13,000 and the INDEC currently estimates a population of approximately 1.7 million (approximately 4.3% of Argentina’s overall population). As of December 31, 2018, the unemployment rate in Mendoza increased to 5.9% from 2.7% as of December 31, 2017. In terms of the banking sector, there are 174 bank branches (out of a total of 4,605 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. The primary industries in the Province of San Luis are agricultural production and tourism. Based on the most recent publicly available information released by region, the Province of San Luis had a GDP per capita in 2005 of approximately Ps.13,000 and the INDEC currently estimates a population of approximately 0.4 million (approximately 1.1% of Argentina’s overall population). As of December 31, 2018, the unemployment rate in the Province of San Luis increased to 2.8% from 1.2% as of December 31, 2017. In terms of the banking sector, there are 48 bank branches (out of a total of 4,605 bank branches in Argentina) in the Province of San Luis.

Distribution Network

Our infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 325 access points, which include 182 bank branches, 78 of these bank branches are fully dedicated to serve senior citizens, 22 banking payment and collection centers, 79 CCF sales points located in Walmart supermarkets, 35 consumer financing branches of Tarjeta and other points of sale, 7 Mila’s customer support offices, completing a network of 1,000 car dealer and 526 ATMs, 217 self-service terminals and 180 Cash Dispensers with biometric identification..

As of December 31, 2018, the Bank’s loan portfolio to branches ratio, which we calculate by dividing the total amount of loans outstanding at the end of the period (in original currency not adjusted for inflation) by the number of branches at the end of such period, was Ps.393.0 million, compared to Ps.300.8 million as of December 31, 2017. Based on the Peso amounts of the loan portfolios reported by the following Argentine private banks in their respective financial statements as of December 31, 2018, the loan portfolio to branches ratio of (i) Banco Macro S.A. was Ps.379.2 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.739.4 million and (iii) BBVA Banco Francés S.A. was Ps.711.1 million. The loan portfolio to branches ratio as of December 31, 2017 of (i) Banco Macro S.A. was Ps.298.8 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.532.1 million and (iii) BBVA Banco Francés S.A. was Ps.503.9 million. According to publicly available information provided by the Central Bank, as of December 31, 2018, the loan portfolio to branches ratio for all Argentine private banks was Ps.477.2 million. All the above figures are expressed in original currency and not adjusted for inflation.

The following table and map show the geographical distribution of branches, senior citizens dedicated branches and sales and collection centers, except otherwise indicated:

Distribution Network
	As of December 31, 2018	As of the date of this annual report
Banco Supervielle S.A. Branches	182	182
Banco Supervielle S.A. Sales and Collection Centers	22	22
Tarjeta Automática S.A. Branches	20	20
Tarjeta Automática S.A. Sales and Collection Centers	15	15
Cordial Compañía Financiera Sales Points	79	79
Micro Lending S.A.U.	7	7
ATMs	526	526
Self-service Terminals	217	217
“Caja Rapida” - Cash Dispensers with biometric identification.	177	180

Deposits

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2018:

	Year ended December 31, 2018
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Deposits	95,666	69.7	2,275,944	70.6
Other Liabilities	41,520	30.3	947,391	29.4

Total	137,186	100	3,223,335	100

	Year ended December 31, 2018
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Checking accounts	6,682	7.0	292,833	12.9
Saving Accounts	47,346	49.5	1,052,735	46.3
Time deposits	28,798	30.1	728,689	32.0
Other deposits	12,840	13.4	165,993	8.9

Total	95,666	100	2,240,250	100

Due to the importance of the franchise of our deposit network, retail plus senior citizens deposits continued to account for a significant portion of total deposits. As of December 31, 2018, retail plus senior citizens deposits represented 44% of total deposits, compared to 54% as of December 31, 2017.

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2018, we had a loan portfolio of Ps.80.2 billion (equivalent to U.S.$2.1 billion converted to U.S. dollars at the reference exchange rate as of December 31, 2018).

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

Loans to individuals (personal loans, credit card loans, car loans and mortgages) are priced only on a fixed rate basis.UVA Mortgage loans and some UVA car loans principal is adjusted for inflation. Loans to small businesses and SMEs are priced on both a fixed rate and floating rate basis as follows:

•

Fixed rate: promissory notes (checking and invoice discounts, work certificates for government projects and warrants), overdrafts, foreign trade loans, automobile, personal loans and mortgages with adjustable principal, based on inflation.

•	Floating rate: automobile and other secured loans, receivables from financial leases.

•	Both rates: corporate unsecured loans.

Risks

Below we list our loan categories from lowest risk to highest risk in terms of repayment ability and historical default rates:

1.	Promissory notes (checking and invoice discounts and warrants)

2.	Receivables from financial leases

3.	Foreign trade loans

4.	Mortgage loans

5.	Corporate unsecured loans

6.	Corporate credit cards

7.	Overdrafts

8.	Automobile and other secured loans

9.	Personal loans and credit card loans (from the Retail Banking segment)

10.	Personal loans and credit card loans (from the Consumer Financing segment)

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

Warrants. Warrants are granted to finance working capital needs for producers or sellers of commodities or non-commodities such as sugar, soy, wheat, corn, sunflower, peanuts, cotton and yerba mate. We take collateral in respect of the warrants for at least 20% to 35% in excess of the value of the products, depending on the type of product. The most significant risk we face when extending warrant financing relates to the quality and preservation of the underlying assets. To mitigate this risk, we select third-party companies to assess and monitor the value and quality of the underlying products. We establish maximum warranty amounts ranging from Ps.5.0 million to Ps.200.0 million depending on the type of product. We set interest rates for our warrants based on the term of the warrant and the quality of the underlying product.

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

Corporate unsecured loans

Corporate financial loans. Our corporate financial loans finance short term working capital needs of up to one year or medium term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.100 million. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors: the shareholders and management of the borrower, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to small businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.100 million. The maximum loan assistance that we provide is Ps.12.5 million for unsecured loans and Ps.16.6 million for factoring services. Our general policy is that our small business loan portfolio be composed 50% of unsecured loans and 50% of secured loans and factoring transactions. The Bank’s branches may grant up to Ps.2.5 million of unsecured loans and Ps.3.3 million of factoring transactions, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

Automobile and other secured loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.1,500,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 50% to 75% of the value of the vehicle at the time of sale.

Personal loans and credit card loans (from the Retail Banking segment)

Our Retail Banking segment originates loans based on scoring systems and policies specifically tailored to our Plan Sueldo services, pension and retiree services and general clientele. For a detailed discussion of the Bank’s credit application process, credit monitoring and review process and the risks associated with personal loans and credit card loans, See “ —Credit Risk Management—Banco Supervielle S.A.”

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

The maximum amount of our personal and consumer loans is Ps.0.2 million, while the average loan as of December 2018 was Ps.35,645. The average term of our personal and consumer loans as of December 2018 was 23 months, with a maximum of 60 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

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

The Bank focuses on supporting companies belonging to sectors with great potential which tend to be successful in their activity. Within the range of credit products offered for the corporate business segment, the Bank aims to develop and lead the factoring and leasing market, as well as being leader in foreign trade.

Within the corporate banking segment, we seek to have a solid proposal for the SMEs and middle-market seeking to maintain proximity with customers through customer service centers, agreements with customers throughout their value chain and providing agile responses through existing credit processes.

With regard to individuals, in addition to the payrroll customers and senior citizens, the retail banking is specially focused on entrepreneurs and SMEs as well as the Identité customers

We believe that loan portfolio diversification is a staple of the Bank’s credit risk management objective of distributing risk appropriately by economic segment, client type and loan amount. The same importance is given to the risk mitigation mechanisms that ensure adequate risk coverage, such as the use of credit instruments in the corporate segment that cover substantial amounts of the loan. Finally, we continuously use early detection processes to monitor the performance of the loan portfolio.

Credit Risk Measuring Models

The Bank relies on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses and minimum capital requirements. These models include:

•

Credit risk measurement models. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ default (probability of default (“PD”)), as well as the exposure assumed with them (EAD—Exposure at the time of default) and the proportion of each unfulfilled loan that the Entity is able to recover (Loss in the event of default (“LGD”)). Based on these parameters, the expected loss (“PE”) and economic capital are estimated. As a result of this, a methodological and developmental plan has been developed in order to calculate the Risk Adjusted Return (“RAROC”) at Banco Supervielle in order to optimize the management linked to Credit Risk.

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

We have a Credit House Limit committee which is composed of at least three members of our Board of Directors, one of whom is the Chairman of the Board. The CEO of the Bank, the Chief Credit Officer (“CCO”) and the Bank’s heads of Retail Banking and/or Corporate Banking and/or Global Markets, are also members. The CCRO acts as chairman of the committee.

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

Credit Monitoring and Review Process

It is the Bank’s policy to continually track and monitor risk in order to anticipate or foresee changes in the macroeconomic environment and anomalies that may affect the course of customers’ activities and the repayment of loans. The Management and Credit Administration Department traces alert indicators for signals that may affect credit collection. Signals could be late payments of more than 30 days, alerts from credit bureaus, lawsuits from third parties, customers or suppliers and bounced checks. Action plans are in place to anticipate or mitigate potential nonperformance situations. The Credit and Risk Departments tracks alert indicators by:

•	analyzing loan portfolio evolution;

•	verifying compliance with credit regulatory requirements;

•	reviewing the factoring portfolio on a daily basis by operation, maturity, concentration, direct and indirect risk;

•	verifying and analyzing customer arrears;

•	detecting market alerts, customer behavior in the market and the financial system, lawsuits, etc.;

•	proposing action plans;

•	involving the Corporate Committee and the Small Enterprises Committee;

•	reporting customer alerts to officials and managers; and

•	establishing allowances for estimated loan losses.

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit (in millions of Pesos)
		Unsecured	Secured
House Limit (Senior Committee + Board of Director’s Chairman)		Total Maximum Approval Limit
Credit Approval Committee Corporate Banking	Senior Committee (Credit Manager + Commercial Coordinator Manager + CEO + Credit Coordinators + One Member of the Board of Directors)	300	300
	Coordinating Officers Committee (Credit + Corporate Banking)	80	140
	Regional Committee (Credit Manager or Credit Officers + Commercial Manager)	40	70
Retail Financing	Small Businesses (Retail Credit Manager + Commercial Manager)	25	35
	Small Businesses (Retail Credit Manager or Credit Supervisors)	25	35
	Retail Automatic credit analysis process	1.5	—
	Retail Manual credit analysis process	—	10

The Risk Management Committee has the following responsibilities regarding credit policies:

•	Approves credit retail policies and oversees correct implementation and compliance with such policies.

•	Defines credit evaluation criteria, including the cut-off points concerning scoring models, minimum income levels required and others.

•	Monitors the evolution of the credit portfolio.

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

The Corporate Committee meets every month to review the past due credits after 35 days, while the Retail SME Committee meets biweekly to review the outstanding dues after 15 days. This process allows the Corporate Recovery department to manage risk earlier, and also to take actions such as refinancing a loan, reducing the interest or using a guarantee.

The Corporate and Retail SME Committee, jointly with the Corporate Recovery department, can submit proposals to the Coordinating Officers Committee on how to address loan defaults that are outside their scope.

CCF and Tarjeta

CCF and Tarjeta carried out a reengineering of the application assessment process to update its processes and assessment systems.This reengineering allowed CCF and Tarjeta a faster and more flexible implementation of its credit policy. The assessment process continues to be centralized and seeks to automatize and streamline most controls using information available from credit bureaus (such as Equifax) or, Central de Deudores “Debtors Central”.

However, the management of credit policies was included in the Integral Risk Committee, securing a more encompassing view of the assessment of said policies.

Since late March 2018, changes were implemented to the origination and cross-sales policies to limit the credit offer to those segments more exposed to the uncertainties caused by the macroeconomic situation. In addition, the model of internal behavior scoring used in cross sales activities was improved and updated, and an improved model is being developed for the evaluation of leads and customers without the required length of bank-customer relationship.

Models for income inference provided by credit bureaus were added to the existing processes, thus improving the repayment capacity assessment and limiting customer indebtedness.

Taking into account the increase of the non-performing portfolio ratio during 2018, a thorough review was conducted and changes were implemented in strategies and collection teams so as to offer adequate assistance to nonperforming customers. Statistical tools were incorporated to set collection management priorities, introducing data enrichment processes and improving collection agency assignment and control tools.

As a result of all those changes and adjustments in credit and collection processes, indicators of early delinquency and non-performing portfolios were stabilized during the second half of 2018.

Information Technology and Operations

During 2018, the Corporate Technology and Operations Management of the Bank continued adapting its functional scheme to its strategy, in line with the business, and enhancing the existing capacity.

The area’s strategic planning was updated, with a three-year scope, based on the following lines: business strategic plans (initiatives executed by IT in line with the Bank’s strategies); the evolution of current technological capacities arising from improvement opportunities; and the definition and execution of IT strategic plans, which correspond to technological strategic plans that pave the way for the evolution in areas such as technological infrastructure, applications, service operation, quality and governance.

The business’ strategic projects were grouped in five programs: cash management, digital banking, service model, senior citizens, commercial platform and efficiency. Within these programs, the following projects were concluded: new functionalities for collection, direct debit and securities in custody for companies; renewal of the website with a new use experience accessing from any appliance, improving visibility and the offer of products and benefits offered by the Bank; the implementation of the online sale of account and credit card packages for individuals with digital experience, either through the sales force or self-management; migration of all corporate customers to the new platform, with an improved use experience and functionality; implementation of a new solution for queue management in service centers and installation of cash dispensers to improve the service to senior citizens.

As regards the evolution of IT capacities to guarantee an efficient operation model and the positioning of the area as enabler of Online Banking, the advances in channel architecture, commercial olatform and integration are worth mentioning, as well as improvements in Project management and solution-building model through the adoption of agile and modern software technologies.

In line with specific IT projects, the reengineering of services offered by the integration layer, improvements in the core applications processing scheme and the advances to improve employees’ productivity (better Wi-Fi connection and renewal of desktops for notebooks, datacenter improvements (virtualization of low platform servers, data base migration, monitoring) and the adoption of cloud platforms.

However, a great advance was made in connection with the information security strategy, such as improvements in the cybersecurity infrastructure and a project to improve monitoring and electronic fraud prevention.

Centralized Operations

At the beginning of 2018, the operations area of the Bank started a transformation process related to its work and service methodology through the implementation of the LEAN philosophy as pilot test in one of its teams.

A dedicated space was prepared, the “LEAN Room”, where training and team meetings are carried out. 22 employees from retail and corporate areas were trained in the LEAN philosophy and tools. The most significant processes of the pilot area were evaluated to identify problems, waste and improvement opportunities.

Work-cells were designed, each in charge of one person, management indicators and visual panels were generated, and training plans on polyfunctionality were established to achieve the expected efficiency.

An initiative originated during the kaizen (continuous improvement) meetings was implemented, which consists in improving the customer experience by reducing the time of response in cases of dispute of charges for local purchases made with debit cards.

CCF

CCF has implemented improvements in its technological infrastructure in telecommunications, datacenter and end user devices, to improve the availability and performance of the services offered to the business. In 2018, projects were developed and implemented to continue offering an agile, simple and cordial service, emphasizing statements via email, launching a phase two of the mobile application for consultation of credit card status, chat, movements preview in order to provide a better customer experience and expand self-management.

Digital Transformation

During 2018 Banco Supervielle created the Transformation Area, which includes the following areas: Digital Channels and Transformation, Innovation, Customer Experience and Processes, Strategic Projects, Planning, Commercial Productivity and Data. Most recently on April 8, 2019, changes to this area were announced. For further information about these changes please see “Item 4.A.—Recent Developments”.

Transformation includes the use of new work methodologies, new technologies and a strong cultural change within the Bank. To meet the current needs new agile technologies are adopted, where readiness to change and a prompt delivery of value are a competitive advantage. This results in more collaborative and autonomous work teams, with shorter and more efficient turnaround times.

In the digital channel areas, a new home banking for corporates was implemented, by building and migrating functionalities to a new level with the aim of simplifying and accelerating process times and promoting self-management in the digital channel.

Access to online business was unified to the individuals mobile app, the Bank thus becoming part of the group of Banks offering digital services from a mobile app. New modules were introduced for authorizations, balances and movements, face biometrics to access the application and other services, in addition to the analytic results module.

Through an evolutive process, improvements were introduced in check image capture to accelerate adoption and usability of the checks application, a mobile app that enables check deposits through images.

The Bank is the first bank in Argentina that has been certified by GS1 Internacional (Certification on Electronic Document Exchange) for electronic data exchange. Through the iFactus channel customers may receive invoices in other standard formats, have access to new health and analytics monitors and to debt information, and collect payments using the payment button.

Face biometrics was implemented to access individuals and businesses mobile apps, in line with security parameters and control monitoring.

In order to improve the customer experience, the new Supervielle.com.ar website was created, following the concept of a modern customer experience in line with the best international practices, friendly in terms of use and maintenance, which facilitates access to information related to the Bank financial services both to customers and leads, with a view to attracting new customers in the platform. This new and modern UI represents a step towards an enhanced image and experience in all the bank’s digital assets.

Improvements were made to facilitate access to information of financial products, in implementations within the online individuals banking such as a new access design, foreign currency exchange with non-residents, online resetting of digital password through SMS, a new referral program for high income customers, unification of Club Supervielle loyalty program and making UVA fixed term deposits.

In line with the growth of UVA Mortgage Loans the www.hipotecarios.supervielle.com.ar website was launched, where those customers interested in these loans may make consultations, simulate instalments and prequalify in three simple steps, and digitally submit the required documents.

As regards digital onboarding, a platform is under way to allow the digital acquisition of financial products. To that end a pilot was used as a model to redefine the experience and work on the design of a new tool during 2019, which will simplify the registration process for new customers, with an end-to-end vision.

The customer experience management prioritizes the customer experience in every initiative and interaction. The aim is to consolidate the capacity to improve projects and processes across the organization. It also enables the unification of methodologies such as design thinking and the implementation on business solutions based on customer journeys.

In 2018, the active listening of customers was extended both to face-to-face and digital interactions, and relational studies were introduced to achieve an integral net promoter standard. Through continuous improvement actions the average NPS of the branches was improved, and the good levels obtained in 2017 were maintained in the service centers. As regards business development the mortgage loan product was transformed, based on experience levers, achieving an excellent level of recommendation.

The processes management is in charge of the design of processes, measurement of operational performance and internal rules. Its mission is to execute the plans to achieve an efficient and dynamic operational model in line with business requirements. Together with the business and technology areas, these teams participated in more than 30 initiatives and several continuous improvement requirements. During 2018, the objective was process digitalization, with the focus on the Bank, products such as mortgage and pledge loans and tactic actions to improve efficiency.

During 2018, the data management developed the data governance model for the Bank. Some of its most important results include the definition of functional architecture, with specific governance areas, such as users, chief data officer, technology, and other, the determination of Policies and Fora for data governance and the design of the functional model development roadmap.

During the second half of 2018, the Governance model was implemented and a large set of data was entrusted to the chief data officer, defining the KPIs to determine the quality of governance data.

The Digital Innovation team, together with other areas, designed the first smart digital contracts based on Blockchain technology, which offer greater speed, flexibility and security when hiring services. Thus, the Bank is the first entity to develop solutions based on this technology, which has led to a paradigmatic change with the elimination of intermediaries and the decentralization of management.

With the social media and shared security in full blossom, the digital innovation team is also trying to offer a simpler and more secure access both to customers and leads, including face and voice biometrics and remote document capture.

Digital Innovation Developments

In 2018, the Central Bank’s policy to promote innovation and entrepreneurship continued.

In May 2018 the Central Bank provided for the creation of a Uniform Virtual Code (“CVU”) which enables the identification and traceability of transfers from sight accounts when at least one of those accounts belongs to a payment services company. The objective of the CVU is to facilitate inter-operability among sight accounts and payment services, and its format is compatible with the Uniform Banking Code (“CBU”).

The Central Bank initiatives continue, such as the Financial Innovation Program (PIF) and Financial Innovation Desks, a public-private work space formed by experts from the Central Bank, Fintech companies, banks, entrepreneurs and public and private entities, which aim is to develop tools and solutions to increase financial inclusion and payment infrastructure, technologies and cross cutting systems, alternative credit and savings channels and solutions through the use of blockchain technology.

Within this context, the Bank and a group of seven local capital banks participated in arfintech capitalization rounds and invested in investment, payment, insurance and cybersecurity companies. In 2018, Grupo Supervielle also launched an initiative to work in collaboration with fintech and insurtech companies through investment vehicles, with the objective of entering into associations with exponential companies that generate yields for the fund and synergies with certain group’s strategic areas. The aim is to create incremental business opportunities for the companies and the portfolio’s businesses.

Competition

Retail Banking, Corporate Banking and Treasury

The Argentine financial system remains highly fragmented compared to the rest of Latin America.

As of December 31, 2018, the Argentine financial system had 78 financial entities, of which 63 were banks (13 public and 50 private). In terms of ownership. Of December 31, 2018, while the participation of the public sector was 20.6%, the portion of banks controlled by Argentine entities represented 54.0% and the portion of banks controlled by foreign entities represented 25.4%.

As of December 31, 2018, the number of financial companies was 14, five of which were controlled by Argentine entities and nine of which were controlled by foreign entities, and only one credit union remained.

Competitive Framework

We were one of the top 10 private banks in the Argentine financial system with respect to loans, deposits, assets and equity as of December 31, 2018, as presented in the following tables (figures are expressed in original currency and not adjusted for inflation).:

	As of December 31, 2018
	Total Assets
	(in millions of Pesos)	Share of Total (%)
Banco de Galicia y Buenos Aires S.A.U.	511,338.2	15.86%
Banco Santander Río S.A.	495,272.6	15.36%
BBVA Banco Francés S.A.	354,667.4	11.00%
Banco Macro S.A.	344,597.6	10.69%
HSBC Bank Argentina S.A.	224,827.60	6.97%
ICBC S.A.	184,180.40	5.71%
Credicoop Cooperativo Limitado	161,677.00	5.02%
Banco Patagonia S.A.	151,354.10	4.70%
Banco Supervielle S.A.	133,176.90	4.13%
Citibank, N.A.	103,183.90	3.20%
Banco Hipotecario S.A.	78,189.60	2.43%
Nuevo Santa Fe	73,497.60	2.28%
Itau Argentina	63,856.40	1.98%
Comafi	48,865.40	1.52%
Banco de San Juan S.A.	39,245.50	1.22%
Others	255,496.30	7.93%

Total Private Banks	3,223,426.50

Source: Central Bank

	As of December 31, 2018
	Total Loans
	(in millions of Pesos)	Share of Total (%)
Banco de Galicia y Buenos Aires S.A.U.	235,738.0	16.9%
Banco Santander Río S.A.	202,183.4	14.5%
Banco Macro S.A.	178,253.4	12.7%
BBVA Banco Francés S.A.	176,854.5	12.6%
HSBC Bank Argentina S.A.	83,652.30	6.0%
ICBC S.A.	79,819.80	5.7%
Banco Patagonia S.A.	78,272.70	5.6%
Banco Supervielle S.A.	68,182.10	4.9%
Credicoop Cooperativo Limitado	44,569.60	3.2%
Banco Hipotecario S.A.	37,763.20	2.7%
Itau Argentina	32,346.60	2.3%
Nuevo Santa Fe	30,081.60	2.2%
Citibank, N.A.	29,367.80	2.1%
Comafi	22,402.50	1.6%
Nuevo Banco de entre Rios S.A.	13,594.50	1.0%
Otros	84,991.70	6.1%

Total Private Banks	1,398,073.70

Source: Central Bank

	As of December 31, 2018
	Total Deposits
	(in millions of Pesos)	Share of total (%)
Banco Santander Río S.A.	381,797.80	16.8%
Banco de Galicia y Buenos Aires S.A.U.	361,445.80	15.9%
BBVA Banco Francés S.A.	259,763.30	11.4%
Banco Macro S.A.	237511.6	10.4%
HSBC Bank Argentina S.A.	163,633.50	7.2%
Credicoop Cooperativo Limitado	134,641.00	5.9%
ICBC S.A.	117,291.40	5.2%
Banco Patagonia S.A.	108,183.80	4.8%
Banco Supervielle S.A.	94,025.10	4.1%
Nuevo Santa Fe	59,557.80	2.6%
Citibank N.A.	56,932.90	2.5%
Itau Argentina	43,570.90	1.9%
Comafi	34,972.10	1.5%
Banco Hipotecario S.A.	30,402.00	1.3%
Nuevo Banco de entre Rios S.A.	26,902.90	1.2%
Otros	165,060.40	7.3%

Total Private Banks	2,275,692.30

Source: Central Bank.

(1)	Includes Banco del Tucumán S.A.
(2)	Includes 32 private banks with assets below Ps.32 billion, as of December 31, 2018.

When consolidated with CCF, we were one of the top five private banks in the Argentine financial system with respect to personal loans as of December 31, 2018, as presented in the following table (figures are expressed in original currency and not adjusted for inflation):

	As of December 31, 2018
	Personal Loans
	(in millions of Pesos)	Share of total (%)
Banco Macro S.A.(1)	56,412.70	22.0%
Banco Santander Río S.A.	29,600.70	11.6%
Banco de Galicia y Buenos Aires S.A.U.	25,311.70	9.9%
BBVA Banco Francés S.A.	22,197.90	8.7%
Banco Supervielle S.A.(2)	18,724.46	7.3%
Nuevo Banco de Santa Fe	13,100.30	5.1%
Banco Patagonia S.A.	9,829.30	3.8%
HSBC Bank Argentina S.A.	7,743.00	3.0%
Banco Hipotecario S.A.	7,413.20	2.9%
ICBC S.A.	6,853.00	2.7%
Nuevo Banco de Entre Rios	6,764.50	2.6%
Others	52,055.04	20.3%

Financial Private System	256,005.80

Source: Central Bank.

(1)	Includes Banco del Tucumán S.A.
(2)	Consolidated with CCF.

We were one of the top five private banks in the Argentine financial system with respect to leasing, as presented in the following table as of December 31, 2018 (figures are expressed in original currency and not adjusted for inflation):

	As of December 31, 2018
	Leasing
	(in millions of Pesos)	Share of total (%)
Banco Comafi S.A.	3,944.60	20.7%
Banco Supervielle S.A.	3,345.70	17.6%
BBVA Banco Francés S.A.	2,330.90	12.2%
Banco de Galicia y Buenos Aires S.A.U.	2,344.70	12.3%
HSBC Bank Argentina S.A.	1,518.00	8.0%

	As of December 31, 2018
	Leasing
	(in millions of Pesos)	Share of total (%)
Banco Patagonia S.A.	984.1	5.2%
Credicoop Cooperativo Limitado	837	4.4%
ICBC S.A.	817.2	4.3%
Banco Santander Río S.A.	807.2	4.2%
Citibank, N.A.	553.4	2.9%
Others	1.562.50	8.2%

Total Private Banks	19,045.30

Source: Central Bank

(1)	Does not include securitized leasing portfolio.

The Bank, when consolidated with CCF, ranked second among private banks in the Argentine financial system with respect to MasterCard active accounts as of December 31, 2018 as presented in the following table:

		As of December 31, 2018
		MasterCard active accounts with billing statement
1	Banco de Galicia y Buenos Aires S.A	9.2%
2	Banco Supervielle S.A.(1)	8.6%
3	BBVA Banco Francés S.A.	7.4%
4	Banco Macro S.A.	6.5%
5	Banco Patagonia S.A	5.9%
6	HSBC Bank Argentina S.A.	5.2%
7	Industrial and Commercial Bank of China (Argentina) S.A.	3.6%
8	Banco Itaú Argentina S.A	2.2%
9	Banco Columbia S.A.	2.1%
10	Banco Comafi S.A.	1.2%

Source: First Data Cono Sur S.R.L.

(1)	Consolidated with CCF.

The Bank faces a high degree of competition in virtually all core financial products with respect to pricing (interest rate or fee) and term. The Bank’s strategy in the face of this competition is to maintain aggressive business policies, differentiate itself with respect to product offering and customer service, and redesign processes for greater sales productivity.

Notwithstanding this competitive challenge, our strategy for growth, both organic and through acquisitions, has resulted in an increase in our financial system market share (excluding public banks) since 2005 according to the Central Bank. Throughout this period, we gained some of the market share lost by several of our larger competitors.

The following graph shows the Bank’s loan market share on a consolidated basis since 2001.

Source: Central Bank.

Taking into consideration total loan portfolio and receivables from financial leases portfolio, total loans and leasing market share was 5.2% as of December 31, 2018.

The graph below shows a comparison of the Bank’s loan portfolio CAGR compared to the average loan portfolio CAGR of Argentine private Banks and the private financial system (excluding public banks).

Source: Central Bank. Figures are expressed in original currency and not adjusted for inflation.

The graph below shows a comparison of the Bank’s loan portfolio growth compared to the average loan portfolio growth of the Argentine financial system.

Source: Central Bank. Figures are expressed in original currency and not adjusted for inflation.

Consumer Financing

CCF offers its products primarily to the middle and lower middle income sectors. CCF’s main competitors can be divided into two groups: (1) those that are not subject to Central Bank oversight such as Provencred, Tarjeta Naranja, Tarjetas Cuyanas, Credial and Tarjeta Shopping and (2) those that are subject to Central Bank oversight such as Compañía Financiera Argentina and Banco Columbia.

With respect to its Walmart Argentina private label credit card, CCF’s primary competitors in terms of the types of products offered are Tarjeta CENCOSUD (issued at Jumbo and Easy and used in Jumbo, Easy, Disco, Vea and Blaisten), Tarjeta Carrefour (issued and used exclusively at Carrefour) and Tarjeta Coto (issued and used exclusively at Coto). However, CCF was the first to also issue an open MasterCard credit card, allowing CCF to operate in the banking and retail sectors. Currently, Tarjeta CENCOSUD is the only other competitor with a similar strategy. In addition, CCF is the sole provider of in store personal cash loans and consumer loans that may be granted and used immediately at the retail stores.

Tarjeta’s competitors vary in terms of region and type of product. Competitors in the lending space include Compañía Financiera Argentina, Banco Columbia, Credil, Corefin and Empresur. In terms of the credit card space, Tarjeta’s main competitor is Tarjeta Naranja, followed by regional competitors.

With respect to the products offered through the Hipertehuelche channel, even though there are no financial companies dedicated solely to the construction sector, CCF’s competitors include CETELEM, Cuota sí (CFA), DIRECTO and Cuota YA.

MILA is a financial company focused on car financing solutions that had been providing products in the Argentine market for almost 14 years. MILA’s main competitors can be divide into two groups: (1) those that are banks or financial companies such as Santander, ICBC, BBVA, MG Group and HSBC and (2) those that are financial institutions owned by car manufacturers such as Renault Credit, Fiat Credito and Peugeot Finance. MILA’s main product is car loan with pledge that helps to maintain a low risk level portfolio. Currently MILA is rank as one of the top three players in the new car financing market with 3.6% market share and had achieved the second position in the used car financing market with 7.9% market share (source ACARA February 2019). Regarding its distribution channel, MILA sells its products through out 1700 active dealers that allows the company to have presence in the whole country.

Mutual Funds

With respect to the mutual fund market, based on third party sources we estimate our market share is 2.26% and that SAM is ranked sixteenth out of 43 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I., Itaú Asset Management S.A.S.G.F.C.I., HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

With respect to the IOL operations, according to BYMA, our equity trading volume market share is 2.87% and IOL is ranked 9 out of 211 brokers.

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

Liquidity and Solvency Requirements

Legal Reserve

According FIL rules and Central Bank regulations, financial institutions are required to maintain a Legal Reserve to be funded with no more than 20% and no less than 10% of their yearly income. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders. For further information, please see “Item 5. Operating and Financial Review and Prospects–Item 5.A Operating Results.”

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

Non-liquid assets consist of miscellaneous assets and receivables, bank property and equipment, assets securing obligations, except for swaps, futures and derivative transactions, certain intangible assets and equity investments in unlisted companies or listed shares, if the holding exceeds 2.5% of the issuing company’s equity. Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.

Minimum Capital Requirements

The Central Bank requires financial institutions to maintain minimum capital amounts measured as of each month’s closing. The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, operational risk and market risk. Financial institutions (including their domestic Argentine and international branches) must comply with the minimum capital requirements both on an individual and a consolidated basis.

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with CCF:

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

Year ended December 31, (2)
2018	2017	2016
(in thousands of Pesos, except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	6,090,341	4,710,391	3,178,270
Allocated to Bank premises and equipment, intangible assets and equity investment assets	370,233	191,549	172,154
Market risk	301,724	121,155	45,385
Interest rate risk	—	—	—
Public sector and securities in investment account	96,882	131,109	78,472
Operational risk	1,486,516	1,016,501	713,227

Required minimum capital under Central Bank regulations	8,345,696	6,170,705	4,187,508
Basic net worth	11,847,865	9,903,099	5,706,639
Complementary net worth	1,163,939	913,256	778,885
Deductions	(867,798)	(386,192)	(338,671)
Total capital under Central Bank regulations	12,144,006	10,430,163	6,146,853

Excess capital	3,798,310	4,259,458	1,959,345

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets(1)	11.90%	13.9%	12.5%
Average shareholders’ equity as a percentage of average total assets	9.9%	10.5%	11.2%
Total liabilities as a multiple of total shareholders’ equity	9.4	x	8.2	x	7.8	x
Cash as a percentage of total deposits	35.1%	18.2%	22.6%
Liquid assets as a percentage of total deposits	47.4%	42.4%	26.6%
Tier 1 Capital / Risk weighted assets	10.8%	12.6%	10.9%

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

(2)	Nominal values without inflation adjustment.

As of December 31, 2018, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 10.8%, compared to 12.6% at December 31, 2017 and 10.3% at September 30, 2018. Including Ps.927 million retained at the holding company which are available for growth, and Ps.1 billion of capital contribution received by the Bank (which was approved by the Central Bank as regulatory capital on January 24, 2019), the consolidated pro-forma Tier 1 Capital ratio as of December 31, 2018 stood at 12.9%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of December 31, 2018, the Bank’s total capital ratio on a consolidated basis with CCF was 11.9% compared to 13.9% at December 31, 2017 and 11.6% at September 30, 2018. Including Ps.927 million retained at the holding company which are available for growth, and Ps.1 billion of capital contribution received by the Bank in November 2018 but approved by the Central Bank to be considered regulatory capital on January 24 2019, the consolidated pro-forma total capital ratio as of December 31, 2018 stood at 14.0%.

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

(b)

100% of the debtor balance of each of the items recorded under “Other comprehensive cumulative results” not mentioned in the preceding item, for the most recent audited quarterly or annual financial statements. The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of points 8.2.1.5. or 8.2.1.6., as the case may be of Central Bank’s rules regarding “Financial Entities Minimum Capital”.

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

Items deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) goodwill; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (l) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, and (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished; (m) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (n) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.2. and 3.1.9., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (o) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (p) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

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

•

Must be subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.

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

•

After five years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the prior authorization of the Superintendency, (ii) the entity does not create any expectations regarding the exercise of the purchase option, and (iii) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.

•

Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.

•

The financial entity can pay dividends/interest coupons at any time, and at its sole discretion, which shall not be considered as a default and shall not grant bondholders the right to claim the conversion of their notes into ordinary shares. Furthermore, there shall be no restrictions to the financial entity, except with respect to dividend distribution to the shareholders.

•

The payment of dividends/interest coupons shall be carried out through the noting of distributable entries, in the terms of the regulations on “Results Distribution” (Section III of the Central Bank’s regulations).

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

Additionally, instruments included in Tier 2 capital and CAn1, shall meet the following conditions in order to assure their loss-absorbency capacity:

a) Their terms and conditions must include a provision pursuant to which the instruments must absorb losses–either through a release from debt or its conversion into ordinary capital–once a triggering event has occurred, as described hereunder.

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

The Bank has issued three series of subordinated notes, all of which are outstanding as of the date of this annual report. The series issued in 2013 and 2014 comply with all the requirements described above. However, the series issued in November 2010 is not in compliance with the requirements because it was issued prior to the effectiveness of Communication “A” 5580. See “Item 5.B Liquidity and Capital Resources—Financings—Bank – Foreign currency-denominated Subordinated Notes.” On February 9, 2017, under the Bank’s global program of simple negotiable obligations, not convertible into shares, for a nominal value of up to U.S.$2,300 million (previously, U.S.$800 million) (or its equivalent in other currencies or units of value), the Bank issued Class A Negotiable Obligations, which constitute unsubordinated senior obligations, and therefore are not computable for the purpose of calculating the RPC.

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

Pursuant to Communication “A” 5889, RWA shall be calculated as follows:

RWA = RWAc + [(MR+OR) x 12.5]

Where:

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

Central Bank Rules regarding “Financial Entities Risk Management Guidelines”, as amended and supplemented, requires financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

The capital level of each entity must be determined in accordance with its risk profile, taking external factors such as the economic cycle effects and political scenario.

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

Communication “A” 6534 which replaced Communication “A” 6459, provides guidelines for the calculation of economic capital, depending on the type of financial entity. Entities considered within Group A pursuant to Central Bank rules shall use their internal models to quantify the needs of economic capital with relation to its risk profile. Conversely, Group B entities may opt for a simplified calculation methodology. Such option must be approved by the board of directors of such entity.

Group B entities which have opted for the simplified methodology shall apply the following expression:

EC = (1.05 x MC) + max [0; Δ EVE – 15 % x bNW)]

Where:

EC: economic capital

MC: minimum capital requirements

Δ EVE: measure of risk calculated according to a standardized framework forseen in section 5.4 of Communication “A” 6534

bNW: basic net worth (tier 1 capital)

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

Capital Conservation Buffer

Communication “A” 5827 of the Central Bank establishes that financial entities shall maintain a capital conservation margin in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

Financial entities considered D-SIBs or globally systemically important (“G-SIBs”), shall have a capital level that permits a greater capacity for loss absorption, by virtue of negative externalities that the effects of insolvency of such entities or their foreign holdings could create in the financial system and the economy.

The conservation capital margin shall be 2.5% of the amount of RWA. In cases of entities considered systemically important, the margin will be increased to 3.5% of the amount of capital risk weighted assets. These margins can be increased once again, according to the counter-cycle margin. The conservation capital margin, increased in the case of entities considered systemically important, must be integrated exclusively with Common Equity Tier 1 (COn1), net from deductible items (CDCOn1).

When such margin is used, the entities must raise capital with new capital contributions, or reduce future distributions.

The dividend distribution shall be limited whenever the level and composition of the computable asset liability, even when it complies with the minimum capital requirements, is within the range of the capital conservation margin. This limitation reaches solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of Con1 are within the range of conservation margin. When the coefficient of Common Equity Tier 1 (Con1 as percentage of RWA) is within the range of margins conservation of capital, the restriction to the results distribution shall be increased whenever the coefficient of Con1 comes close to the minimum required in section 8.5.1 of regulations over “Minimum Capital for Financial Entities”. The following table shows the maximum percentages of dividend distribution, according to the compliance with the conservation margin presented:

Coefficient of Common Equity Tier 1 (COn1) net of deductions (CDcon1) – as percentage of RWA -.
Financial Entities – That are not categorized as D-SIBs or G-SIBs-	D-SIBs and G-SIBs Financial Entities	Minimum coefficient of capital conservation – as percentage of dividend distribution -
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	> 6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

Currently, the minimum limits required by the regulations are:

•	COn1/RWA: 4.5%

•	NWb/RWA: 6.0%

•	RPC/RWA: 8.0%

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Tier 1 (CAn1) or Tier 2 Capital (NWc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital. Only the remaining COn1, if any, can be computed to satisfy the applicable conservation margin, increased in function of the counter-cycle margin, if applicable.

Any entity that desires to exceed the dividend distribution limits shall finance this distribution by new contributions of COn1 in the excess amount.

The Central Bank also establishes the counter-cycle margin in order to allow the financial entities’ capital levels to correspond to the accumulative systematic risk associated with an excessive credit expansion and the macro-financial context. When the Central Bank considers that the credit growth is excessive, creating an increase in systematic risk, it can establish, with a twelve-month advanced notice, the obligation to constitute a counter-cycle margin within a range of 0% to 2.5% of RWA. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished.

Financial entities with international activity shall consider the geographic location of their credit exposure with local and foreign residents of the private sector and calculate the counter-cycle margin as the mean between the required margins in foreign jurisdictions. This includes all credit exposure to private sectors subject to the requirement of credit risk capital.

In order to determine which jurisdiction corresponds to each exposure, the principle of ultimate risk shall be applied. Pursuant to this principle, one must identify the jurisdiction where the guarantor of the risk resides. The counter-cycle margin shall be observed by means of an increase in the conservation capital margin and shall be satisfied exclusively with Common Equity Tier 1, net of deductible concepts (CDCOn1).

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

RWAc: These are credit risk weighted assets, calculated by adding the following:

A * p + PFB * CCF * p + no DVP “DvP”+ (DVP + RCD + INC significant holding in other companies) * 12,50

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

“INC(investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

•	equity interest held in companies: 15%

•	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s computable regulatory capital for the last day before the relevant date, as prescribed in the rules on “Credit risk fractioning.”

“INC” incremental minimum capital requirements based on any excess in the fixed assets and other ratios, the limitations established under “Major Exposure to Credit Risk” regulations

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos	0
To the public non-financial sector denominated and funded in Pesos, including securitized exposures	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code)	0
To the public non-financial sector and the Central Bank. Other	0
To other sovereign states or their central banks and other foreign public non-financial sector institutions	0
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	0
Other	20
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	0
Exposure to foreign financial institutions	0
Exposure to local and foreign companies and other entities—including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”).	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Primary mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
Primary mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the lower of the real property market value or 60% of the mortgage loan.	50
On the remaining portion of the loan.	100
Delinquent loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Interests in companies	150
Exposures to central counterparty entities (CCP)	0
Other assets and / or items off the financial statements	100

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

Credit Risk Regulation – Large Exposures

General Overview

Communication “A” 6599 of the Central Bank, as amended and restated by Communication “A” 6620, effective as of January 1, 2019, abrogated credit risk fractioning regulations (except for the provisions related to the non-financial public sector), and replaced the former regime by regulating “large exposures to credit risk”. The system seeks to limit the maximum loss that a financial entity may suffer upon the occurrence of an unexpected default of a counterparty or group of connected counterparties who do not belong to the non-financial public sector, therefore affecting its solvency. The regulations regarding the exposures to credit risk must be applied at all times with every counterparty of the entity.

In this regard, the regulations have established the concept of group of connected counterparties, which applies to all cases in which one of the counterparties of a financial entity have direct or indirect control over the rest or in those cases in which financial difficulties experimented by one of the counterparties causes a strong likelihood that its subsidiaries may struggle financially as well. According to the regulation, upon the detection of the existence of a group of connected counterparties by the financial entity, such group shall be considered as a single counterparty and the sum of the exposures to credit risk that a financial entity possesses with all the individual counterparties comprehended in that group shall be subject to the information and disclosure requirements provided in section 2.

One of the main aspects of Communication “A” 6599 is the introduction of the concept of large exposure to credit risk in Argentine banking regulations, which is defined as the sum of all values of exposure of a financial entity with a counterparty or group of connected counterparties when it is equal or above 10% of the Tier 1 Capital registered by the financial entity the immediately preceding month of its calculation.

However, the determination of the values of exposure to risk recognize the following exceptions:

•	Intraday interbank exposures;

•	Exposures of financial entities with qualifying central counterparties, as defined by the Central Bank regulations on minimum capital;

•	Exposures with the Central Bank; and

•	Exposures with the Argentine non-financial public sector.

Regarding the information regime, the Central Bank has established that the financial entities shall inform the Superintendency of all the values of exposure to credit risk before and after the application of mitigation techniques, detailing:

•	Exposures to risk with a value equal or above 10% of Tier 1 Capital of the financial entity;

•	Every other exposure to risk which value is equal or above 10% of the Tier 1 Capital of the financial entity, without applying credit risk mitigation techniques;

•	Excluded exposures to risk which values are equal or above 10% of the financial entity’s Tier 1 Capital; and

•	The financial entity’s 20 largest applicable exposures to risk, regardless of its value in relation with the financial entity’s Tier 1 Capital.

Limits

Communication “A” 6599 sets the global limit of exposure to risk with respect to affiliate counterparties at 20%. In the case of stock held in an investment portfolio, the sum of all the values of exposure to risk corresponding to the total stocks not related to the portfolio shall not exceed 15% (holdings in public services companies or companies dedicated to complementary services to financial activities are excluded). The total limit of stocks and holdings shall be the sum of all the values of exposure to risk corresponding to the total amount of stock in an investment or negotiation portfolio plus the credits for forward operations and sureties entered into in authorized Argentine markets shall not exceed 50%.

Minimun controls to exposures of affiliates

The regulations set forth three stages for the control of the financial entity’s affiliates exposure:

1) Reports for the entity’s management:

•	report by the CEO;

•	report by the supervisory committee; and

•	acknowledgment of the reports by the entity’s management.

2) Evidence of the affiliation to the financial entity: the personnel responsible for the analysis and resolution of the credit operations shall expressly register whether or not the client is affiliated with the financial entity.

3) Affidavit evidencing affiliation: affiliated clients shall file an affidavit stating if they belong to the lending entity or if its relationship with such entity implies the existence of a controlling influence.

Interest Rate Risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements were intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all of these minimum capital requirements. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision. Communication “A” 6534, dated July 3, 2018 established that the interest rare risk shall be measured through the calculation of the Investment Portfolio Interest Rate (RTICI).

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

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 5889, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in over-the-counter transactions involving derivatives and securities financing transactions (SFT) – such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

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

Minimum capital requirement for interest rate risk: The minimum capital requirement for interest rate risk must be calculated in respect of any debt securities and other instruments accounted for as part of the trading portfolio, including any non-convertible preferred shares. This capital requirement is calculated by adding two separately calculated requirements: first, the specific risk involved in each instrument, either a short or a long position, and second, the general market risk – related to the effect of interest rate changes on the portfolio – a set off of the long and short positions held in different instruments will be allowed.

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

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 5889 if the entity only purchases options – provided that the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month –, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative (“delta plus”) method, also contemplated in the regulation.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091, as amended, provides the following:

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

Furthermore, pursuant to Communication “A” 5889, as amended, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten business days, it must submit a regularization and reorganization plan within the following five business days and may become subject to an administrative proceeding initiated by the Superintendency.

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

Pursuant to Communication “A” 5282, as amended by, among others, Communications “A” 6091 and “A” 6638 the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last 36 months.

The OR formula is as follow:

The variables in the OR formula are defined as follows:

•	Cro: the capital requirement for operational risk.

•	a: 15%.

•	n: the number of twelve-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.

•	IBt: gross income from twelve-month consecutive terms, provided that it is a positive figure, corresponding to the 36 months preceding the month of calculation.

IB is defined as the sum of (a) financial and service income minus financial and service expenses and (b) other income minus other expenses.

The following items are excluded from items (a) and (b) above:

(i)	expenses derived from the creation or elimination of reserves during previous fiscal years and recovered credits during the fiscal year that were written off in previous fiscal years;

(ii)	profits or losses from holding equity in other financial institutions or companies, if these were deductible from RPC;

(iii)	extraordinary or unusual gains (i.e., those arising from unusual and exceptional events that resulted in gains) including income from insurance recovery; and

(iv)	gains from the sale of classified species and measures at amortized cost of fair value with changes in other integral gains.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a 72 business hour term as from their deposit.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, including differences in rates (either negative or positive), excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed term deposit of UVA and UVIs, the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month. Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement, depending on whether: (i) the financial entities are included in Group “A” and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB); or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras) of the Central Bank classifies the financial entities in: (a) Group “A” which includes entities which assets are greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); and (b) Group “B” composed of all those entities that are not included in Group “A”. The following fees arise from Communication “A” 6616 dated December 20, 2018, its effectiveness will depend on the group to which the financial entity belongs, being February 2, 2019 for Group “A” and G- SIB and on January 1, 2019 for the remaining entities.

	Rate %
	Group A and G-SIB		Group B
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1 - Checking account deposits and demand deposits opened at credit cooperatives	45		20
2 - Savings account, salary/social security accounts, special accounts (except for deposits included on items 7 and 11), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3 - Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4 - Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

5 - Time deposits, liabilities under “acceptances”, (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

(i) Up to 29 days	35	23	14	23
(ii) From 30 days to 59 days	25	17	10	17
(iii) From 60 days to 89 days	7	11	5	11
(iv) From 90 days to 179 days	0	5	0	5
(v) From 180 days to 365 days		2	—	2
(vi) More than 365 days	—	0	—	0

	Rate %
	Group A and G-SIB		Group B
Item	Pesos	Foreign Currency	Pesos	Foreign Currency

6 - Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk”, nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

(i) Up to 29 days	23		23
(ii) From 30 days to 59 days	17		17
(iii) From 60 days to 89 days	11		11
(iv) From 90 days to 179 days	5		5
(v) From 180 days to 365 days	2		2
(vi) More than 365 days	0		0
7 - Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	32	15	13	15
8 - Special deposits related to inflows of funds. Decree 616/2005		100		100
9 - Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	35		14
10 - Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outsanding term
(i) Up to 29 days	7	—	7	—

(ii) From 30 days to 59 days	5	—	5	—

(iii) From 60 days to 89 days	3	—	3	—

(iv) More than 90 days	0	—	0	—

11- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
15-Deposits and fixed term investments created in the name of minors for funds they receive freely	0	—	0	—

In the case of transactions in Pesos, when the jurisdiction of the main office where the transaction takes place, according to what is established in Central Bank’s regulations regarding “Categorization of locations for financial entities”, belongs to the categories II to VI, the rates foreseen for demand deposits will be reduced by 2 percentage points and for term placements by 1 percentage point up to a minimum of zero (including point 11). In both cases, it does not include the impositions in securities.

Entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group, may integrate the period and daily requirement in Pesos with “National Treasury Bonds in Pesos at fixed rate November 2020” in up to:

a)	5 points of the rates described in points 1, 2 (in Pesos), 3, sections (i) and (ii) of point 5 (in Pesos) and points 7 (in Pesos) and 9.

b)	2 points of the rate described in section (iii) of point 5 (in Pesos).

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with LELIQ and/or NOBAC up to 13 percentage points of the rate provided in section (i) of point 5 (in Pesos) and 9, in up to 10 percentage points of the rates provided by points 1, 2 (in pesos) and 3 and section (ii) of point 5 (in Pesos) and point 7 (in Pesos).

In order to be admitted the integration with “National Treasury Bonds in Pesos at a fixed rate due November 2020”, LELIQ and/or NOBAC as described above, they must be valued at market prices and be deposited in Sub-account 60, minimum cash enabled in the “Central Registry and Settlement of Public Liabilities and Financial Trusts—CRyL” (Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros).

The minimum cash requirement will be reduced:

1.	in accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to MiPyMEs in the same currency;

2.

depending on the granting of financing under the “Ahora 12” Program (The implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry), in an amount equivalent to 2% of the sum of the financing in Pesos that the entity grants:

i.	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or

ii.	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.

Whenever there is an excessive concentration of liabilities (in holders and/or terms), which implies a significant risk with respect to the individual liquidity of the financial institution and/or has a significant negative effect on the systemic liquidity, additional minimum cash may be set on the liabilities included in the financial entity and/or those complementary measures that are deemed pertinent.

Likewise, the minimum cash requirement may be increased due to non-compliance with the rules on the “Credit Line for productive investment”.

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency net of the balances of cash in the entities, in custody in other entities, in transit and in Transporters of Securities, for a certain month, shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency or securities or debt instruments for monetary regulation to which the requirement applies, and may include the following:

1.	Accounts maintained by financial institutions with the Central Bank in Pesos.

2.	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

3.	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card, vouchers, and ATM transactions and immediate transfer funds.

4.	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

5.	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

6.

Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros – CRYL”) for public securities and securities issued by the Central Bank at their market value.

These eligible items are subject to review by the Central Bank and may be changed in the future.

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the month to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period. The compensation of deficit positions with surplus positions corresponding to different requirements will not be accepted.

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 25% of the total required cash reserve, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate, without considering the effects of the application of the provisions of section “1.7 Transfers” of the “Minimum Cash” rules. The daily minimum required is 50% when a deficit to the admitted transfer margin occurs in the previous month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos or securities or debt instruments for monetary regulation are subject to a penalty equal to twice the private banks’ Buenos Aires Deposits of Large Amount Rate (“BADLAR”) rate for deposits in Pesos for the last business day of the month.

Any deficiencies in meeting the required minimum cash reserve in foreign currency or securities or debt instruments for monetary regulation are subject to a penalty equal to twice the private banks’ BADLAR rate for deposits in U.S. dollars or twice the 30-day U.S. dollar LIBOR rate for the last business day of the month (whichever is higher).

LELIQ global daily position

Pursuant to Communication “A” 6661 of the Central Bank, the LELIQ global daily position of the banks shall not exceed the larger sum between:

1) the RPC of the bank in the immediately preceding month; and

2) 100% of the monthly average of the total deposits in Pesos, excluding the financial sector’s and the notes in Pesos issued until February 8, 2019 in the current month

Internal Liquidity Policies of Financial Institutions

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

The HQLA can only be made up of the following portfolio assets (consider as Tier 1 (An1) at the day of the calculation. In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the Central Bank; certain national public bonds in Pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the International Monetary Fund, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

Net Stable Funding Ratio

In August 2017, the Central Bank introduced the net stable funding ratio (“NSFR”), effective as of January 1, 2018. The purpose of this ratio (which complements the LCR) is to encourage that long-term assets be financed with stable resources and, in this way, mitigate the risk of eventual tense situations in funding. By requiring financial institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet operations, the NSFR limits excessive dependence on short-term wholesale funding, promotes a better assessment of the funding risk of the items on and off balance sheet and favors the stability of the sources of funds.

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

Leverage Ratio

Pursuant to Communication “A” 6431, effective as of March 1, 2018, the Central Bank incorporated a limit to the leverage ratio of financial institutions in order to avoid the adverse consequences of an abrupt reduction in leverage in the supply of credit and the economy in general, and reinforce the minimum capital requirement with a minimum capital requirement simple and not based on risk.

The leverage ratio, which must be greater than or equal to 3%, arises from the following expression:

Ratio (as %) = Measure of capital / Measure of exposure where the measure of capital will be the basic net worth, and the measure of the exposure will be the sum of (i) the exposures in the asset (excluding the items corresponding to derivatives and Securities Financing Transactions (SFT)), (ii) exposures by derivatives, (iii) exposures for SFT transactions, and (iv) off-balance-sheet items. Both measures must be calculated based on the closing balances of each quarter.

Interest rate and fee regulations

Maximum lending rates

On December 17, 2015, the Central Bank issued Communication “A” 5853 (as amended by Communication “A” 5891, among others), pursuant to which the provisions that established maximum interest rates applicable to the lending transactions ceased to have effect in respect of any new transactions conducted as from and including such date. In addition, Communication “A” 5853 established the basic requirement that compensatory interest rates be freely agreed upon among financial institutions and their customers in accordance with established provisions under applicable statutory regulations, such as Central Bank regulations which state the maximum interest rate applicable to credit card facilities. Also, the punitive fee in addition to compensatory interest will be freely agreed upon among financial institutions and their customers.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to transactions linked to credit cards:

•

in those granted by financial institutions, the rate may not exceed more than 25% of the average of the interest rates applied by the entity, during the immediately preceding month, weighted by the corresponding amount of personal loans without in rem security interests granted in the same period;

•

in those granted by other issuing entities, the rate may not exceed the simple average of the system’s rates for open market personal loan operations (general customers) by more than 25%, with no in rem security interest, published by the Central Bank on a monthly basis, prepared on the basis of information corresponding to the second previous month, taking into account the provisions of the preceding point.

Punitive fees in credit cards linked financing transactions, may not exceed more than 50% to the compensatory interest rate that the issuer charges for the financing of outstanding debt of credit cards.

Minimum term deposit rates

Pursuant to Communication “A” 5853 (as amended by Communication “A” 5891, among others) the provisions that established minimum interest rates applicable to the term deposits ceased to have effect in respect of any new transactions conducted as from and including such date. The remuneration for deposits and term investments will be established at a rate freely agreed upon among the parties according to the applicable rules for each type of operation.

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

Moreover, pursuant to Communication “A” 6681, banks are not allowed to charge fees or commissions to SMEs for over-the-counter cash deposits.

Maximum term for payments to commerces and providers

By virtue of Communication “A” 6680, effective as of May 1, 2019, the Central Bank established a maximum term of ten business days for financial entities to deposit payments to commerces and providers for sales made via credit cards or purchase cards, calculated from the sale date. Furthermore, financial entities shall not charge any fee or interest related to such payment term, nor block this payment mechanism in any way.

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments, according to the terms and conditions described therein. Recently, the Central Bank issued Communications “A” 5874 and 5975 (the “2016 Quota”), “A”6352 “A” 6259 (the “2017 Quota”) and “A” 6352 (the “2018 Quota”), establishing the regulations applicable to credit facilities for productive investments corresponding for those years. The 2017 Quota and the 2018 Quota are not cumulative and must be complied with, independently, in each year.

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

In the case of entities falling within the above scope whose share of total non-financial private sector deposits in Pesos is lower than 0.25% (calculated as described in the preceding paragraph) the percentage to be applied will be not less than 8%—and not less than 9% from July 1, 2016, to December 31, 2016.

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

(iii) Inclusion, by means of an assignment or discount, of financing facilities provided to users of financial services, or of receivables in respect of trusts whose trust assets consist – primarily – of such financing provided by financial entities not included within the scope of the above mentioned rules, with a total nominal annual financial cost not exceeding 27%, for the financings granted as of October 31, 2016, and 21% for the financings granted as of November 1, 2016, which may amount to up to 5% of the 2016 Quota;

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

Financing facilities must be denominated in Pesos and have – at the time of disbursement – an average maturity period equal to or longer than 24 months, based on weighted principal maturities, and the total maturity period must not be less than 36 months. Financing facilities described in item (i) above and to be used for working capital purposes must have an effective weighted average maturity period equal to or longer than 24 months. The discount transactions contemplated in items (ii) and (iii) will not be subject to a minimum maturity period requirement. The mortgage loans referred to in item (vi) must have a minimum maturity period of 10 years. The working capital financing facilities for MiPyMEs described in item (ix) must have an effective weighted average maturity period equal to or longer than 18 months.

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

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of May 7, 2019, the value of UVI and UVA are 33.47 and 35.80, respectively.

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

Foreign Currency Lending Capacity

The Regulations on the allocation of deposits in foreign currencies, (including Communication “A” 6428 as amended), establish that the lending capacity from foreign currency deposits, must be applied in the corresponding deposit currency to the following categories:

a.	pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;

b.

other financing of exports which have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing;

c.	financing to producers, processors or goods collectors, provided that:

i.

they have sale contracts for the sale of their goods to an exporter, with a fixed price or fixed in foreign currency -independently of the currency in which the operation is settled- and in the case of fungible goods with quotation, in foreign currency, normal and customary in local or foreign markets, with wide diffusion and easy access to public knowledge;

ii.

its main activity is the production, processing and / or collection of fungible goods with quotation, in foreign currency, normal and usual in foreign markets, widely disseminated and easy access to public knowledge, and it is found, in the year prior to the granting of financing, a total billing of these goods for an amount that is reasonably related to that activity and its financing; and also operations aimed to finance service providers directly used in exporting process of goods (such as those provided at port terminals, international loading and unloading services, leasing containers or port warehouses, international freights ). This, provided it is verified that the flow of future income linked to sales to exporters registers a periodicity and magnitude that it is enough for the cancellation of the financing and it is verified, in the year prior to the granting of the financing, a billing to exporters for an amount that is reasonably related to that activity and its financing.

d.

financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers;

e.

financing of suppliers of goods and/or services that are part of the production process of fungibles goods with quotation, in foreign currency, normal and usual in local or foreign markets, widely disseminated and easy access to public knowledge, provided they have firm sales contracts for those goods and/or services in foreign currency and/or on said goods;

f.

financing of investment projects, working capital and/or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even though the total income of the exporting companies does not come from their exports, the financing may be imputed when the cash flow in foreign currency from their exports, is enough for its cancelation;

g.

financing for commercial and commercial portfolio clients of credits for consumption or housing -according to the provisions established in the rules on “Classification of debtors”, whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market;

h.

foreign currency debt securities or financial trust participation certificates including other payment rights specifically recognized on trust agreements whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above and first sentence of (f), or documents in which cash flows in Pesos or foreign currency have been assigned to the trustee, in foreign currency credit agreements, under the terms and conditions set forth in items mentioned before;

i.	financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

j.	inter-financing loans;

k.	Central Bank bills (Letras y Notas) denominated in dollars;

l.

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

m.

financing of investment projects, including working capital, that allow the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency.

n.	National Treasury bills in foreign currency, up to an amount equivalent to one third of the total of the applications made in accordance with the provisions of this section;

o.	financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of deposits in foreign currency of the entity;

p.	financing of foreign importers for the acquisition of goods and / or services produced in the country, either directly or through credit lines to foreign banks; and

q.

Financing of local residents that are secured by letters of credit (“stand-by letters of credit”) issued by foreign banks or multilateral development banks that comply with the provisions of point 3.1. of tregulations on “Credit assessments”, requiring for that purpose an international rating of investment grade risk, to the extent that such letters of credit are unrestricted and that the accreditation of the funds is made immediately at the simple request of the beneficiary entity.

The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.

General Exchange Position

The general exchange position includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by OECD members’ governments with a sovereign debt rating not below “AA” certificates of time deposits in foreign institutions (rated not less than “AA”), and correspondents’ debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days. It does not include, however, foreign currency notes held in custody, correspondent balances for third-party transfers pending settlement, term sales and purchases of foreign currency or securities nor direct investments abroad.

Pursuant to Communication “A” 6244, as amended, which entered into force on July 1, 2017, entities can freely determine the level and use of their GEP. In this regard, the aforementioned entities are allowed to manage their foreign currency positions, both in terms of the composition of their assets and the possibility of entering and exiting their holdings in the country, with their consequent impact on reserves.

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

Foreign Currency Net Global Position

All assets, liabilities, commitments and other instruments and operations from financial intermediation in foreign currency are included in the net global position, including cash and term transactions and other derivatives agreements linked to those concepts and to those which contemplate the variations of the exchange rate, the items that correspond to compute in the General Exchange Position, deposits in that currency, in accounts maintained with the Central Bank, gold positions, Central Bank notes in foreign currency, subordinated debt in foreign currency, debt securities issued in foreign currency the term transactions carried out within a framework agreement regarding local markets with the settlement by difference mode, without delivery of the underlying asset traded. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency.The value of the position in foreign currencies other than Dollars shall be expressed in that currency, at the respective exchange rate published by the Central Bank.

Deductible assets for determining RPC and any included items recorded by the financial entity in its foreign branches are excluded from the ratio.

Two ratios are considered in the Foreign Currency Net Global Position:

Negative Foreign Currency Net Global Position

Pursuant to Communication “A” 6529, as of June 21, 2018 this position cannot exceed 30% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position

This daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) cannot exceed 5% of the lesser of the RPC or the entity’s own liquid assets whichever is less (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “Fixed assets and other concepts ratio”) of the immediately preceding month.

As of June 18, 2018 the Central Bank allows that the Positive Foreign Currency Net Global Position may reach up to 30% of the RCP or the entity’s own liquid assets whichever is less, while the Total excess over the general limit originates only as a result of:

a) increase in the position in US Treasury bills in US dollars with respect to those held as of June 15, 2018, and / or

b) position in National Treasury bills in US dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date.

Excesses to such position will be subject to a charge equivalent to 1.5 times the average nominal interest rate of the shortest term LELIQs (Central Bank bills). The charges not entered in time and form will be subject to an interest equivalent to the rate that arises from adding 50% to the rate applicable to those excesses.

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

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.7.9 million to micro-credit institutions and commercial loans of up to Ps.7.9 million with or without guarantees. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.7.9 million, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.

At the entity’s option, financing of a commercial nature of up to Ps.7.9 million, whether or not such financing has preferred guarantees, may be grouped together with credits for consumption or housing, in such case they will receive the treatment provided for the latter. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Commercial Loans Classification

The principal criterion by which to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria
Normal Situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Classification	Criteria
Subject to special Monitoring/Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank’s Rules	(a) A borrower that has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which includes: (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which SEDESA is a beneficiary; or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

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

In the case of commercial loans, the applicable regulations also require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal to or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) greater than the lesser of 1% and Ps.19.8 million of the financial entity’s RPC for the prior month, and (y) lesser than 5% of the financial entity’s RPC for the prior month. At the end of the second quarter, the full review under points (i) and (ii) should cover no less than 50% of the financial institution’s commercial loan portfolio and, if less, it shall be completed by incorporating customers (in descending order) whose total indebtedness is less than the limits described in (ii)(x) of the preceding sentence.

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

Allowances for Loan Losses

The Group recognises the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credi risk, determining the life of revolving facilities, and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

In note 1.13 of our audited consolidated financial statements, provides more detail of how the expected credit loss allowance is measured.

Priority Rights of Depositors

Under Section 49 of the FIL, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.450,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.1,000,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the FIL, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

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

The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended. Pursuant to Communication “A” 6654, the Central Bank set the guarantee amount for these deposits as of March 1, 2019 at Ps.1,000,000.

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

Capital Markets

Commercial banks are authorized to buy and sell any type of securities. At present, there are no statutory limitations as to the amount of securities for which a bank may undertake to subscribe. However, under Central Bank regulations, underwriting of debt securities by a bank would be treated as “financial assistance” and, accordingly, until the securities are sold to third parties, such underwriting would be subject to limitations.

The Argentine Capital Markets Law introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, in addition to certain amendments to the CNV’s powers. On September 9, 2013, the CNV published the CNV Rules supplementing the Capital Markets Law. The CNV Rules have been in force since September 18, 2013.

One of the most significant modifications introduced by the Argentine Capital Markets Law and the CNV Rules is that agents and markets must comply with the CNV’s requirements for applying for an authorization to operate, as well as registration requirements. It further provides that each category of agent must meet minimum net worth and liquidity requirements.

Additionally, under the Capital Markets Law, the self-regulation of markets was eliminated, and authorization, supervision, control, as well as disciplinary and regulatory powers, are conferred to the CNV regarding all capital market players.

The Argentine Productive Financing Law modified the Argentine Capital Markets Law and other related laws, and introduced some important changes such as, among others:

•	reestablished certain markets self-regulation (which had been eliminated by the Argentine Capital Markets Law);

•	eliminated the powers granted to the CNV allowing it to appoint observers and intervene a company’s board of directors without first obtaining a court order;

•

introduced several changes in the internal organization of the CNV and in the appointment of its board, such as allowing the president of the CNV to have a decisive vote in case of tie in the decision making of the board and adopt urgent resolutions toghether with two directors in case of exceptional circumstances prevent the assemblies from taking place;

•	empowered the CNV to regulate the private placement of negotiable securities so that these do not qualify as “public offers”;

•	as long as a mandatory offer is not required in cases where the buyer acquires control or more than 50% of voting rights shares of a company listed, either directly or indirectly;

•

modified some antiquated provisions related to the mutual fund system (such as the solidarity between the asset management company and the custodian, and the double registration of guidelines for investment in the CNV and in the Public Registry of Commerce);

•	created a “legal microsystem” for capital markets where certain provisions of the Civil and Commercial Code or Argentine Contest and Bankruptcy Law were not applicable;

•

promoted the financing of MiPyMes through the regulation of the issuance of electronic invoices with powers to easily execute them against the debtor and subject to negotiation or discount in the capital markets;

•	promoted mortgage financing by improving the regulation of mortgage bills and the securitization of mortgages;

•	empowered the CNV to rule crowfunding for entrepreneurs and the promotion of “financial inclusion” through programs and development plans; and

•

allowed legal entities incorporated abroad to participate, through a representative duly authorized, at the shareholders’ meetings of the companies authorized by the CNV to make public offerings of their shares, without the need for additional registration.

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

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended, including by Laws No. 26,087; 26,119; 26,268, 26,683, 26,734, the Argentine Capital Markets Law and 26,860 (the “Anti-Money Laundering Law”), which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Argentine criminal code established severe penalties for anyone participating in any such criminal activity and created the UIF, establishing an administrative criminal system. Following the enactment of Law No. 27,260 and its complementary Decree No. 895/2016, the UIF is now under the supervision of the Ministry of Economy and Public Finance (currently the Ministry of Treasury).

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

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs.” In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti–money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions.

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

Furthermore, pursuant to Communication “A” 5738 (as amended and supplemented, including, without limitation, by Communication “A” 6060 and Communication “A” 6399) of the Central Bank, Argentine financial institutions must comply with certain additional “know your customer policies.” In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, in respect of the existing clients: if the “know your customer policies” could not be complied with, the Argentine financial institution must carry out an analysis based on risk, in order to assess the continuation of operations with such client. The criteria and procedure must be described in the financial entity’s risk management internal handbook regarding money laundering regulations. If the Argentine financial institution must discontinue operations with such client, it must do it in accordance with Central Bank’s regulations for each type of product. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

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

In June 2017, the UIF published Resolution No. 30-E/17, which abrogated Resolution 121/2011 and set the new guidelines that financial and foreign exchange entities must follow as legally bound financial reporting parties under the Anti-Money Laundering Law, based on the revised FATF recommendations of 2012, in order to adopt a risk-based approach. Resolution No. 30-E/17, effective as of September 15, 2017 (except for a few provisions, which are set to become effective on March and June 2018), determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and non-compliance normative, among others.

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

Recently, the Resolution No. 21/2018 (“Resolution 21”) was published which replaces the regime imposed by Resolution 229/2014 and amends the Resolution No. 140/2012 regarding publicly offered financial trusts, their trustees, trustors and individuals or legal entities directly or indirectly related to them, in order to adjust to the recommendations of the FATF and implement a risk-based approach. Resolution 21 is applicable to the parties indicated in Section 20 of the Anti-Money Laundering Law, subsection 4): Broker-dealers and stockbrokers, mutual fund management companies, electronic open market agents, and all those intermediaries in the purchase, lease or loan of securities that operate under scope of stock exchanges with or without attached markets; and subsection 5); the intermediary agents enrolled in the markets, futures and options whatever their purpose, including the liquidation and compensation agents, the negotiation agents and the collective investment products management agents of mutual funds. The legal entities referred to in subsection 22) of Section 20 of the Anti-Money Laundering Law that act as financial fiduciaries whose fiduciary securities have authorization of public offering of the CNV are also included under the scope of Resolution 21.

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

In August 2018, by means of Resolution 97/2018, the UIF approved the regulation for the Central Bank’s collaboration duty with the UIF, in order to adapt it to the new parameters established in resolution 30/2017 for supervisory procedures of financial and exchange entities.

In November 2018, the UIF issued Resolution 134/2018, which updates the list of persons that should be considered “politically exposed” (PEP) in Argentina, taking into account the functions in which they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions.

On December 26, 2018, the UIF issued resolution 154/2018 modifying the existing supervision procedures, for new designs that are adapted and according to the international standards promoted by the FATF, which must be applied on compliance with risk-based approach. As a result, the UIF approved its “Risk Based Supervision Procedure of the Financial Information Unit”, repealing the provisions of Annexes II, III and IV of Resolution 104/2010, article 7 and the provisions of the Annexes V and VI of Resolution 165/2011 and of Annex III of Resolution 229/2014.

Finally, on December 28, 2018, by means of Resolution 156/2018, the amended and restated texts of Resolutions 30/2017, Resolution 21 and Resolution 28/2018, according to the terms of Decree 891/2017 of Good Practices with regard to Simplification. By virtue of Resolution 156/18, the measures, procedures and controls that the reporting parties listed in those resolutions must adopt and re-apply to manage the risk of being used by third parties with criminal purposes of money laundering and financing of the terrorism. It is also established that those reporting parties must establish a chronogram of digitization of the bundles of pre-existing clients, taking into account the risk they present.

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

Item 4.C	Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business

Banco Supervielle S.A.	Argentina	Supervielle
Cordial Compañía Financiera S.A.	Argentina	Walmart Servicios Financieros Servicios Financieros Hipertehuelche Pesos Ya
Tarjeta Automática S.A.	Argentina	Carta Automática Pesos Ya
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Sofital S.A.F. e I.I.	Argentina	N/A
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	IOL
InvertirOnline.com Argentina S.A.U.	Argentina	IOL
Supervielle Broker de Seguros S.A.	Argentina	N/A

Item 4.D	Property, plants and equipment

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

Selected Statistical Information

You should read this information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5.A Operating Results” included elsewhere in this annual report. We prepared this information from our financial statements, which are prepared in conformity with IFRS. For further information, see notes 1.2.b and 2 to our audited consolidated financial statements.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018			2017
	Average Balance	Interest Earned/(Paid)	Average Nominal Rate	Average Balance	Interest Earned/(Paid)	Average Nominal Rate
	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	8,260,093	2,696,221	32.6%	5,216,557	1,127,874	21.6%
Pesos	4,575,024	1,104,017	24.1%	2,027,395	433,401	21.4%
Dollars	3,685,069	1,592,204	43.2%	3,189,162	694,473	21.8%
Securities Issued by the Central Bank	14,950,311	6,176,053	41.3%	11,481,607	2,838,802	24.7%
Pesos	14,950,311	6,176,053	41.3%	11,481,607	2,838,802	24.7%
Dollars	—	—	0.0%	—	—	0.0%
Total Investment Portfolio	23,210,404	8,872,274	38.2%	16,698,164	3,966,676	23.8%
Pesos	19,525,335	7,280,070	37.3%	13,509,002	3,272,203	24.2%
Dollars	3,685,069	1,592,204	43.2%	3,189,162	694,473	21.8%
Loans
Loans to the Financial Sector	911,408	247,055	27.1%	613,363	38,258	6.2%
Pesos	910,539	247,054	27.1%	588,155	37,710	6.4%
Dollars	869	1	0.1%	25,208	548	2.2%
Overdrafts	6,845,401	3,250,648	47.5%	5,898,525	1,886,213	32.0%
Pesos	6,845,007	3,250,648	47.5%	5,898,410	1,886,213	32.0%
Dollars	394	—	0.0%	115	—	0.0%
Promissory notes	10,994,328	4,077,348	37.1%	11,592,015	2,448,911	21.1%
Pesos	10,110,748	4,032,594	39.9%	11,191,725	2,436,494	21.8%
Dollars	883,580	44,754	5.1%	400,290	12,417	3.1%
Mortgage loans	4,817,047	1,968,843	40.9%	808,083	171,077	21.2%
Pesos	4,817,047	1,968,843	40.9%	808,083	171,077	21.2%
Dollars	—	—	0.0%	—	—	0.0%
Automobile and Other Secured Loans	1,964,008	492,218	25.1%	285,550	49,185	17.2%
Pesos	1,964,008	492,218	25.1%	285,550	49,185	17.2%
Dollars	—	—	0.0%	—	—	0.0%
Personal Loans	25,581,143	10,928,385	42.7%	25,987,481	10,757,018	41.4%
Pesos	25,581,143	10,928,385	42.7%	25,987,481	10,757,018	41.4%
Dollars	—	—	0.0%	—	—	0.0%
Corporate Unsecured Loans	8,971,718	3,018,809	33.6%	7,307,059	1,989,510	27.2%
Pesos	8,971,718	3,018,809	33.6%	7,307,059	1,989,102	27.2%
Dollars	—	—	0.0%	—	408	0.0%
Credit Card Loans	11,053,433	3,412,689	30.9%	11,244,456	3,285,212	29.2%
Pesos	10,695,923	3,412,636	31.9%	10,808,496	3,285,110	30.4%
Dollars	357,510	53	0.0%	435,960	102	0.0%
Receivables from Financial Leases	4,096,279	921,149	22.5%	3,539,773	742,115	21.0%
Pesos	3,039,890	833,279	27.4%	3,194,969	710,661	22.2%
Dollars	1,056,389	87,870	8.3%	344,804	31,454	9.1%
Total Loans excl. Foreign trade and U.S.$.loans	75,234,766	28,317,144	37.6%	67,276,303	21,367,499	31.8%
Pesos	72,936,023	28,184,466	38.6%	66,069,927	21,322,570	32.3%
Dollars	2,298,743	132,678	5.8%	1,206,376	44,929	3.7%
Foreign Trade Loans and U.S.$.loans	21,514,371	1,169,104	5.4%	13,049,814	584,527	4.5%
Pesos	—	—	0.0%	—	—	0.0%
Dollars	21,514,371	1,169,104	5.4%	13,049,814	584,527	4.5%
Total Loans	96,749,137	29,486,248	30.5%	80,326,118	21,952,026	27.3%

	Year ended December 31,
	2018			2017
	Average Balance	Interest Earned/(Paid)	Average Nominal Rate	Average Balance	Interest Earned/(Paid)	Average Nominal Rate
	(in thousands of Pesos)
Pesos	72,936,023	28,184,466	38.6%	66,069,927	21,322,570	32.3%
Dollars	23,813,114	1,301,782	5.5%	14,256,191	629,456	4.4%
Repo transactions	163,920	50,931	31.1%	—	—	0.0%
Pesos	163,920	47,720	29.1%	—	—	0.0%
Dollars	—	3,211	0.0%	—	—	0.0%
Total Interest-Earning Assets	120,123,460	38,409,453	32.0%	97,024,282	25,918,702	26.7%
Pesos	92,625,278	35,512,256	38.3%	79,578,929	24,594,773	30.9%
Dollars	27,498,182	2,897,197	10.5%	17,445,353	1,323,929	7.6%
Non Interest-Earning Assets
Cash and due from banks	27,620,580			19,626,950
Pesos	15,019,635			11,498,829
Dollars	12,600,945			8,128,121
Unlisted equity investments	—			2,856
Pesos	—			2,856
Dollars	—			—
Premises and equipment and miscellaneous and intangible assets and unallocated items	3,755,094			2,645,563
Pesos	3,755,094			2,645,563
Dollars	—			—
Allowance for loan losses	(5,363,116)			(4,270,594)
Pesos	(5,076,534)			(4,116,581)
Dollars	(286,582)			(154,013)
Other assets	9,343,163			11,490,390
Pesos	8,291,813			10,264,250
Dollars	1,051,350			1,226,140
Total Non Interest-Earning Assets	35,355,722			29,495,164
Pesos	21,990,009			20,294,916
Dollars	13,365,713			9,200,248
Total Assets	155,479,182			126,519,446
Pesos	114,615,287			99,873,845
Dollars	40,863,895			26,645,601
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	28,046,710	6,495,145	23.2%	25,117,980	3,761,294	15.0%
Pesos	23,581,660	6,439,969	27.3%	22,721,982	3,747,864	16.5%
Dollars	4,465,050	55,176	1.2%	2,395,998	13,430	0.6%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	24,117,675	5,482,644	22.7%	16,209,828	3,148,650	19.4%
Pesos	17,523,298	5,226,658	29.8%	14,940,874	3,109,633	20.8%
Dollars	6,594,377	255,986	3.9%	1,268,954	39,017	3.1%
Subordinated Loans and Negotiable Obligations	1,363,196	86,809	6.4%	2,384,695	211,436	8.9%
Pesos	—	—	0.0%	—	—	0.0%
Dollars	1,363,196	86,809	6.4%	2,384,695	211,436	8.9%
Total Interest-Bearing Liabilities	53,527,582	12,064,598	22.5%	43,712,502	7,121,380	16.3%
Pesos	41,104,958	11,666,627	28.4%	37,662,856	6,857,497	18.2%
Dollars	12,422,624	397,971	3.2%	6,049,646	263,883	4.4%
Low and Non-Interest Bearing Deposits
Savings Accounts	25,694,934	41,303	0.2%	23,212,489	6,026	0.0%

	Year ended December 31,
	2018			2017
	Average Balance	Interest Earned/(Paid)	Average Nominal Rate	Average Balance	Interest Earned/(Paid)	Average Nominal Rate
			(in thousands of Pesos)
Pesos	14,282,003	38,278	0.3%	16,255,353	4,200	0.0%
Dollars	11,412,931	3,025	0.0%	6,957,136	1,826	0.0%
Special Checking Accounts	22,123,994	5,087,949	23.0%	9,111,677	1,011,062	11.1%
Pesos	16,894,587	5,067,303	30.0%	7,483,676	1,005,378	13.4%
Dollars	5,229,407	20,646	0.4%	1,628,001	5,684	0.3%
Checking Accounts	19,293,418			17,636,472
Pesos	11,254,264			12,139,339
Dollars	8,039,154			5,497,133
Other Liabilities	15,408,480			16,677,213
Pesos	13,811,849			13,009,251
Dollars	1,596,631			3,667,962
Non-Controlling Interest Result	280,131			(45,444)
Pesos	280,131			(45,444)
Dollars	—			—
Stockholders’ equity	19,150,644			16,214,538
Pesos	19,150,644			16,214,538
Dollars	—			—
Total Low and Non-Interest Bearing Deposits	101,951,601			82,806,944
Pesos	75,673,478			65,056,712
Dollars	26,278,123			17,750,232
Total Liabilities and Stockholders’ equity	155,479,182			126,519,446
Pesos	116,778,435			102,719,568
Dollars	38,700,747			23,799,878

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Year ended December 31, 2016
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
ASSETS
Interest-earning assets
Investment portfolio
Government and corporate securities
Pesos	165,383	33,260	20.1%
Dollars	597,712	145,409	24.3%

Total	763,096	178,669	23.4%

Participation in our securitization trusts
Pesos	1,277,081	362,241	28.4%
Dollars	—	—	0.0%

Total	1,277,081	362,241	28.4%

Securities issued by the Central Bank
Pesos	1,846,240	673,993	36.5%
Dollars	106,696	49,838	46.7%

Total	1,952,936	723,831	37.1%

Total Investment Portfolio
Pesos	3,288,704	1,069,494	32.5%
Dollars	704,408	195,247	27.7%

Total	3,993,113	1,264,742	31.7%

	Year ended December 31, 2016
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
Loans and financings:
Promissory notes
Pesos	3,811,989	1,086,442	28.5%
Dollars	25,772	882	3.4%

Total	3,837,761	1,087,324	28.3%

Overdrafts
Pesos	2,509,796	996,571	39.7%

Dollars	—		0.0%

Total	2,509,796	996,571	39.7%

Loans to the financial sector
Pesos	240,611	73,754	30.7%
Dollars	—	—	0.0%

Total	240,611	73,754	30.7%

Mortgage loans
Pesos	40,766	8,999	22.1%
Dollars	—	—	0.0%

Total	40,766	8,999	22.1%

Automobile and other secured loans
Pesos	78,980	17,271	21.9%
Dollars	—	—	0.0%

Total	78,980	17,271	21.9%

Corporate unsecured loans
Pesos	2,418,252	819,097	33.9%
Dollars	—	—	0.0%

Total	2,418,252	819,097	33.9%

Personal loans
Pesos	7,884,433	3,631,979	46.1%
Dollars	—	—	0.0%

Total	7,884,433	3,631,979	46.1%

Credit Card Loans
Pesos	5,399,079	1,733,539	32.1%
Dollars	145,684	67	0.0%

Total	5,544,763	1,733,606	31.3%

Receivables from financial leases
Pesos	1,310,083	359,116	27.4%
Dollars	7,606	471	6.2%

Total	1,317,689	359,587	27.3%

Total Loans excl. Foreign trade and U.S.$.loans
Pesos	23,693,989	8,726,768	36.8%
Dollars	179,062	1,420	0.8%

Total	23,873,051	8,728,188	36.6%

Foreign Trade Loans and U.S.$.loans
Pesos	—	—	0.0%
Dollars	2,375,825	130,047	5.5%

Total	2,375,825	130,047	5.5%

Total Loans
Pesos	23,693,989	8,726,768	36.8%
Dollars	2,554,887	131,467	5.1%

Total	26,248,876	8,858,235	33.7%

Other receivables from financial transactions
Pesos	692,438	218,755	31.6%
Dollars	1,625	187	11.5%

Total	694,063	218,942	31.5%

Total interest-earning assets
Pesos	27,675,131	10,015,018	36.2%
Dollars	3,260,920	326,901	10.0%

Total	30,936,051	10,341,919	33.4%

	Year ended December 31, 2016
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
Non interest-earning assets
Cash and due from banks
Pesos	4,804,565
Dollars	2,149,089

Total	6,953,654

Unlisted equity Investments
Pesos	7,806
Dollars	1

Total	7,807

Premises and equipment and miscellaneous and intangible assets and unallocated items
Pesos	1,022,713
Dollars	—

Total	1,022,713

Allowance for loan losses
Pesos	(705,117)
Dollars	(30,459)

Total	(735,576)

Other assets
Pesos	2,929,059
Dollars	353,385

Total	3,282,444

Total non interest-earning assets
Pesos	8,059,026
Dollars	2,472,016

Total	10,531,042

Total Assets
Pesos	35,734,156
Dollars	5,732,937

Total	41,467,093

LIABILITIES
Interest-bearing liabilities
Special checking accounts
Pesos	—	—	0.0%
Dollars	—	—	0.0%

Total	—	—	0.0%

Time deposits
Pesos	11,646,092	3,071,579	26.4%
Dollars	806,650	10,282	1.3%

Total	12,452,742	3,081,861	24.7%

Borrowings from other financial institutions and unsubordinated negotiable obligations
Pesos	2,332,394	734,321	31.5%
Dollars	217,832	7,390	3.4%

Total	2,550,226	741,711	29.1%

Subordinated Loans and negotiable obligations
Pesos	—	—	0.0%
Dollars	1,285,162	128,027	10.0%

Total	1,285,162	128,027	10.0%

Total interest-bearing liabilities
Pesos	13,973,486	3,805,899	27.2%
Dollars	2,309,644	145,699	6.3%

Total	16,288,130	3,951,598	24.3%

Low and non-interest bearing liabilities and stockholders’ equity
Savings accounts
Pesos	6,192,384	740	0.1%
Dollars	1,238,934	3,899	0.1%

Total	7,431,318	4,639	0.1%

Demand deposits
Pesos	6,541,618
Dollars	601,764

Total	7,143,382

	Year ended December 31, 2016
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
Special checking accounts
Pesos	1,749,023
Dollars	—

Total	1,749,023

Other liabilities
Pesos	4,618,267
Dollars	878,693

Total	5,496,961

Non-controlling interest result
Pesos	120,803
Dollars	—

Total	120,803

Stockholders’ equity
Pesos	4,986,499
Dollars	—

Total	4,986,499

Total low and non-interest- Bearing Deposits
Pesos	22,459,572
Dollars	2,719,391

Total	25,178,963

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	36,438,058
Dollars	5,029,035

Total	41,467,093

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2018 compared to the year ended December 31, 2017. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume.

	Year ended December 31,
	2018/2017
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	829,045	739,303	1,568,348
Pesos	614,779	55,838	670,617
Dollars	214,266	683,465	897,731
Securities Issued by the Central Bank	1,432,940	1,904,311	3,337,251
Pesos	1,432,940	1,904,311	3,337,251
Dollars	—	—	—
Total Investment Portfolio	2,457,471	2,448,127	4,905,598
Pesos	2,243,205	1,764,662	4,007,867
Dollars	214,266	683,465	897,731

	Year ended December 31,
	2018/2017
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of Pesos)
Loans
Loans to the Financial Sector	87,444	121,354	208,798
Pesos	87,472	121,873	209,345
Dollars	(28)	(519)	(547)
Overdrafts	449,533	914,902	1,364,435
Pesos	449,533	914,902	1,364,435
Dollars	—	—	—
Promissory Notes	(406,660)	2,035,098	1,628,438
Pesos	(431,139)	2,027,240	1,596,101
Dollars	24,479	7,858	32,337
Mortgage loans	1,638,560	159,206	1,797,766
Pesos	1,638,560	159,206	1,797,766
Dollars	—	—	—
Automobile and Other Secured Loans	420,654	22,379	443,033
Pesos	420,654	22,379	443,033
Dollars	—	—	—
Personal Loans	(173,589)	344,956	171,367
Pesos	(173,589)	344,956	171,367
Dollars	—	—	—
Corporate Unsecured Loans	560,125	469,582	1,029,707
Pesos	560,125	469,582	1,029,707
Dollars	—	—	—
Credit Card Loans	(35,930)	163,406	127,476
Pesos	(35,918)	163,443	127,525
Dollars	(12)	(37)	(49)
Receivables from Financial Leases	16,680	162,353	179,033
Pesos	(42,509)	165,127	122,618
Dollars	59,189	(2,774)	56,415
Total Loans excl. Foreign trade and U.S.$.loans	2,716,296	4,233,351	6,949,647
Pesos	2,653,247	4,208,650	6,861,897
Dollars	63,049	24,701	87,750
Foreign Trade Loans and U.S.$.loans	459,969	124,607	584,576
Pesos	—	—	—
Dollars	459,969	124,607	584,576
Total Loans	3,175,692	4,358,532	7,534,224
Pesos	2,653,247	4,208,650	6,861,897
Dollars	522,445	149,882	672,327
Other Receivables from Financial Transaction	—	—	—
Pesos	—	—	—
Dollars	—	—	—
Repo transactions	47,720	—	47,720
Pesos	47,720	—	47,720
Dollars	—	—	—
Total Interest-Earning Assets	6,061,093	6,429,658	12,490,751
Pesos	5,001,931	5,915,552	10,917,483
Dollars	1,059,162	514,106	1,573,268
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	260,339	2,473,512	2,733,851
Pesos	234,771	2,457,334	2,692,105
Dollars	25,568	16,178	41,746
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	976,984	1,357,009	2,333,993
Pesos	770,257	1,346,767	2,117,024
Dollars	206,727	10,242	216,969

	Year ended December 31,
	2018/2017
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of Pesos)
Subordinated Loans and Negotiable Obligations	(65,050)	(59,577)	(124,627)
Pesos	—	—	—
Dollars	(65,050)	(59,577)	(124,627)
Total Interest-Bearing Liabilities	1,181,120	3,762,098	4,943,218
Pesos	976,955	3,832,174	4,809,129
Dollars	204,165	(70,076)	134,089
Low and Non-Interest Bearing Deposits
Savings Accounts	(4,108)	39,385	35,277
Pesos	(5,289)	39,367	34,078
Dollars	1,181	18	1,199
Special Checking Accounts	2,836,895	1,239,992	4,076,887
Pesos	2,822,676	1,239,249	4,061,925
Dollars	14,219	743	14,962

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Year ended December 31,
	2017/2016
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of Pesos)
ASSETS
Investment portfolio
Government and corporate securities
Pesos	38,281	9,596	47,877
Dollars	291,144	1,007	292,152

Total	329,425	10,603	340,029

Participation in our securitization trusts
Pesos	(83,523)	(130,091)	(213,614)
Dollars	—	—	—

Total	(83,523)	(130,091)	(213,614)

Securities issued by the Central Bank
Pesos	857,663	(213,234)	644,429
Dollars	—	(49,838)	(49,838)

Total	857,663	(263,072)	594,591

Total Investment Portflolio
Pesos	754,320	(275,628)	478,692
Dollars	265,128	(22,814)	242,314

Total	1,019,447	(298,442)	721,005

Loans and financings:
Promissory notes
Pesos	536,222	(227,042)	309,180
Dollars	7,124	57	7,181

Total	543,347	(226,986)	316,361

	Year ended December 31,
	2017/2016
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of Pesos)
Overdrafts
Pesos	268,324	(101,984)	166,340
Dollars	—	—	—

Total	268,324	(101,984)	166,340

Loans to the financial sector
Pesos	46,168	(30,077)	16,091
Dollars	306	—	306

Total	46,474	(30,077)	16,397

Mortgage Loans
Pesos	100,014	788	100,802
Dollars	—	—	—

Total	100,014	788	100,802

Automobile and other secured loans
Pesos	15,457	(1,812)	13,645
Dollars	—	—	—

Total	15,457	(1,812)	13,645

Corporate unsecured loans
Pesos	432,233	(175,274)	256,959
Dollars	—	—	—

Total	432,233	(175,274)	256,959

Personal loans
Pesos	2,236,572	235,795	2,472,367
Dollars	—	—	—

Total	2,236,572	235,795	2,472,367

Credit card Loans
Pesos	213,395	(144,284)	69,112
Dollars	25	(30)	(5)

Total	213,420	(144,313)	69,107

Receivables from financial leases
Pesos	114,948	(33,253)	81,695
Dollars	13,483	86	13,569

Total	128,430	(33,167)	95,264

Total Loans excl. Foreign Trade and U.S.$.loans
Pesos	3,932,119	(445,929)	3,486,190
Dollars	16,449	4,602	21,051

Total	3,948,568	(441,327)	3,507,241

Foreign Trade Loans and U.S.$.Loans
Pesos	—	—	—
Dollars	242,255	(11,190)	231,065
Total	242,255	(11,190)	231,065

Total Loans
Pesos	3,932,119	(445,929)	3,486,190
Dollars	259,317	(7,201)	252,116

Total	4,191,437	(453,130)	3,738,306

	Year ended December 31,
	2017/2016
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of Pesos)
Other receivables from financial transactions
Pesos	226,720	(53,542)	173,178
Dollars	(75)	127	52

Total	226,645	(53,415)	173,230

Total interest-earning assets
Pesos	5,044,306	(906,246)	4,138,060
Dollars	544,543	(50,061)	494,482

Total	5,588,849	(956,307)	4,632,542

LIABILITIES
Special checking accounts
Pesos	633,945	—	633,945
Dollars	3,751	—	3,751

Total	637,696	—	637,696

Time deposits
Pesos	168,673	(940,576)	(771,903)
Dollars	3,280	(5,180)	(1,900)

Total	171,953	(945,756)	(773,803)

Borrowings from other financial institutions and unsubordinated negotiable obligations
Pesos	1,246,156	(144,724)	1,101,432
Dollars	16,790	165	16,955

Total	1,262,946	(144,559)	1,118,387

Subordinated Loan
Pesos	—	—	—
Dollars	3,294	(3,084)	210

Total	3,294	(3,084)	210

Total interest-bearing liabilities
Pesos	1,987,972	(1,024,497)	963,475
Dollars	80,639	(61,623)	19,016

Total	2,068,611	(1,086,120)	982,491

Low & Non-Interest Bearing Deposits and Saving accounts
Pesos	800	(2,130)	(1,330)
Dollars	768	(375)	393

Total	1,568	(2,505)	(937)

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2018	2017
	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	92,625,278	79,578,929
Dollars	27,498,182	17,445,353
Total	120,123,460	97,024,282
Net interest earned
Pesos	18,740,049	17,733,075
Dollars	2,475,555	1,058,220
Total	21,215,604	18,791,295
Net Interest Margin
Pesos	20.2%	22.3%
Dollars	9.0%	6.1%
Weighted average yield(3)	17.7%	19.4%
Yield Spread
Pesos	15.1%	18.1%
Dollars	9.1%	5.7%
Weighted interest spread(4)	15.0%	16.0%
Gross Yield
Pesos	38.3%	30.9%
Dollars	10.5%	7.6%

(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

Year ended December 31,
2016
(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	27,675,131
Dollars	3,260,920

Total	30,936,051

Net interest earned
Pesos	6,205,220
Dollars	180,462

Total	6,385,682

Net Interest Margin
Pesos	22.4%
Dollars	5.5%
Weighted average yield(3)	20.6%
Yield Spread
Pesos	17.3%
Dollars	5.9%
Weighted interest spread(4)	16.8%
Gross Yield
Pesos	36.2%
Dollars	10.0%

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

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government and other public sector and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities, as of December 31, 2018 and 2017 by type and currency of denomination.

	Year ended December 31,
	2018	2017
	(in thousand of Pesos)
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Treasury bills in dollars maturity May 10, 2019	1,238,920	—
Treasury bills in dollars maturity January 10, 2019	892,737	—
Treasury bills in dollars capitalizable maturity April 12, 2019	510,000	—
Treasury bills in dollars maturity June 14, 2019	204,447	—
Treasury bills in Pesos maturity January 31, 2019	177,199	—
Treasury bills in dollars maturity June 28, 2019	174,459	—
Treasury bills in Pesos capitalizable maturity June 28, 2019	99,500	—
Debt securities of the Province of Buenos Aires in Pesos maturity April 12, 2025	66,651	—
Argentine sovereign bonds in dollars 8.75% maturity 2024	90,805	79,095
Argentine sovereign bonds double denomination maturity June 21, 2019	38,899	—
Others	238,646	2,217,926
Securities issued by the Central Bank:
Liquidity Central Bank bills maturity January 2, 2019 (1)	5,990,274	—
Liquidity Central Bank bills maturity January 4, 2019 (1)	2,985,462	—
Liquidity Central Bank bills maturity January 8, 2019	988,764	—
Liquidity Central Bank bills maturity January 7, 2019	742,766	—
Liquidity Central Bank bills maturity January 3, 2019	598,058	—
Central Bank bills in Pesos maturity January 17, 2018 – 273 days	—	12,165,756
Central Bank bills in Pesos maturity July 18, 2018 – 273 days	—	245,161
Central Bank bills in Pesos maturity June 21, 2018 – 274 days	—	308,207
Central Bank bills in Pesos maturity May 16, 2018 – 273 days	—	181,603
Central Bank bills in Pesos maturity February 21, 2018 – 280 days	—	1,182,018
Others	—	380,310
Corporate Securities
YPF S.A. notes class 41 in Pesos – Maturity.September 24, 2020	33,104	75,355
Bco Galicia Bs.As. notes class S2 – Maturity April 26, 2021	25,291	—
Credimas 33 financial trust debt securities Class A	1,603	—
Quickfood Class 9 Maturity November 11, 2022	1,571	2,494
YPF S.A. notes class 28 at 8,75% – Maturity April 4, 2024	834	—
YPF S.A. notes class 36 – Maturity February 10, 2020	12,125	—
Total debt securities at fair value through profit or loss	15,112,115	16,837,925

	Year ended December 31,
	2018	2017
	(in thousand of Pesos)
OTHER DEBT SECURITIES
Measure at fair value through changes in OCI
LOCAL
Corporate bonds
Others	32	47
Measure at amortized cost
LOCAL
Public bonds
Treasury bonds in Pesos maturity November 21, 2020 (1)	3,090,930	—
Treasury bills in dollars maturity March 15, 2019 – 203 days	1,039,760	—
Treasury bills in dollars maturity January 26, 2018	—	178,440
Treasury bills in dollars maturity April 27, 2018	—	66,195
Treasury bills in dollars maturity April 13, 2018	—	42,593
Treasury bills in Pesos maturity April 30, 2019	671	—
Treasury bills in Pesos maturity January 31, 2019	145,550	—
Others	3,569	—
Central Bank bills
Others	—	150,438
Corporate bonds
Prear S.2 notes – Maturity February 15, 2019	2,560	3,670
Mbt 1 financial trust debt securities class A	1,211	2,622
Credimas 32	—	84,188
Catalinas Coop. 1 PyMe notes September 19, 2018	—	1,491
OCOX6 Soc Com del Plata notes	—	13
Ind Met Pescarmona notes Cl 12	—	133
Productos de Agua S.A.	—	62
Others	26,812	—

Total other debt securities	4,311,095	529,891
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
YPF S.A.	1,082	12,219
Grupo Financiero Galicia S.A.	521	—
Loma Negra S.A.	—	34,722
Tenaris S.A.	—	3,329
Pampa Energía S.A.	—	5,836
Measured at fair value through changes in OCI
In Argentina
Others	8,801	12,775

Total investments in equity instruments	10,404	68,881

Total	19,433,614	17,436,697

(1)	The market value is the same as the book value for the issuer than exceeds ten percent of stockholder’s equit attributable to owners of the parent company.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

Year ended December 31,
2016
(in thousands of Pesos)
LISTED GOVERNMENT SECURITIES
Holdings of Trading Securities
LOCAL
In Pesos:
Argentine sovereign bonds in Pesos maturity 2019	33,161
Argentine sovereign bonds in Pesos maturity 2018	20,511
Argentine sovereign bonds in Pesos maturity 2017	3,270
Securities denominated in Pesos discount	158
In Foreign Currency:
Argentine sovereign bonds in dollars 8% maturity 2020 BONAR XX	14
Argentine sovereign bonds in dollars 7% maturity 2017	20
Securities denominated in dollars discount maturity 2033	155
Argentine sovereign bonds in dollars 2.40% maturity 2018	42,815
Argentine sovereign bonds in dollars 0.75% maturity 2017	25,137
Others	2

Total listed government securities	125,243

UNLISTED GOVERNMENT SECURITIES
In Foreign Currency:
Treasury Bills in dollars, maturity 2017	818,853

Total unlisted government securities	818,853

SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Listed
Central Bank Bills in Pesos	336,785
Unlisted
Central Bank Bills in Pesos	1,077,268

Total securities issued by the Argentine Central Bank	1,414,053

INVESTMENTS IN LISTED CORPORATE SECURITIES
LOCAL
Others	1,895

Total investments in listed corporate securities	1,895

Total government and corporate securities	2,360,044

PARTICIPATION IN SECURITIZATION TRUSTS(1)
Financial trusts debt securities – senior	100,644
Financial trusts participation certificates	530,607

Total	631,251

(1)	Included within “other receivables from financial transactions”. Consists mainly of participations in financial trusts created pursuant to our own securitization transactions.

Remaining Maturity of Investment Portfolio

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2018 based on their terms when issued.

	Maturing
	Within 1 year	Within 1 year but within 5 years	Within 5 year but within 10 years	After 10 years	Total amount
	(Book value in thousands of Pesos, except percentages)
Debt Securities at fair value through profit or loss
LOCAL
Government Securities
Treasury bills in dollars maturity May 10, 2019	1,238,920	—	—	—	1,238,920
Treasury bills in dollars maturity January 10, 2019	892,737	—	—	—	892,737
Treasury bills in dollars capitalizable maturity April 12, 2019	510,000	—	—	—	510,000
Treasury bills in dollars maturity June 14, 2019	204,447	—	—	—	204,447
Treasury bills in Pesos maturity January 31, 2019	177,199	—	—	—	177,199
Treasury bills in dollars maturity June 28, 2019	174,459	—	—	—	174,459
Treasury bills in Pesos capitalizable maturity June 28, 2019	99,500	—	—	—	99,500
Debt securities of the Province of Buenos Aires in Pesos maturity April 12, 2025	—	—	66,651	—	66,651
Argentine sovereign bonds in dollars 8.75% maturity 2024	—	—	90,805	—	90,805
Argentine sovereign bonds double denomination maturity June 21, 2019	38,899	—	—		38,899
Others	227,475	—	—	11,170	238,645
Securities issued by the Central Bank:
Liquidity Central Bank bills maturity January 2, 2019	5,990,274	—	—	—	5,990,274
Liquidity Central Bank bills maturity January 4, 2019	2,985,462	—	—	—	2,985,462
Liquidity Central Bank bills maturity January 8, 2019	988,764	—	—	—	988,764
Liquidity Central Bank bills maturity January 7, 2019	742,766	—	—	—	742,766
Liquidity Central Bank bills maturity January 3, 2019	598,058	—	—	—	598,058
Corporate Securities
YPF S.A. notes class 41 in Pesos—Maturity September 24, 2020	—	33,104	—	—	33,104
Bco Galicia Bs.As. notes class S2 – Maturity April 26, 2021	—	25,291	—	—	25,291
Credimas 33 financial trust debt securities Class A	1,603		—	—	1,603
Quickfood Class 9 Maturity November 11, 2022	—	1,571	—	—	1,571
YPF S.A. notes class 28 at 8,75%—Maturity April 4, 2024	—		834	—	834
YPF S.A. notes class 36 – Maturity February 10, 2020	—	12,126	—	—	12,126

Total debt securities at fair value through profit or loss	14,870,578	72,077	158,290	11,170	15,112,115

	Maturing
	Within 1 year	Within 1 year but within 5 years	Within 5 year but within 10 years	After 10 years	Total amount
	(Book value in thousands of Pesos, except percentages)
OTHER DEBT SECURITIES
Measure at fair value through changes in OCI
LOCAL
Public Bonds	32	—	—	—	32
Others
Measure at amortized cost
LOCAL
Public bonds
Treasury bonds in Pesos maturity November 21, 2020	—	3,090,930	—	—	3,090,930
Treasury bills in dollars maturity March 15, 2019 – 203 days	1,039,760	—	—	—	1,039,760
Treasury bills in Pesos maturity April 30, 2019	671	—	—	—	671
Treasury bills in Pesos maturity January 31, 2019	145,550	—	—	—	145,550
Others	3,569	—	—	—	3,569
Corporate bonds
Prear S.2 notes – Maturity February 15, 2019	2,560	—	—	—	2,560
Mbt 1 financial trust debt securities class A	1,211	—	—	—	1,211
Others	26,812	—	—	—	26,812

Total other debt securities	1,220,165	3,090,930	—	—	4,311,095
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
YPF SA	1,082	—	—	—	1,082
Grupo Financiero Galicia SA	521	—	—	—	521
Measured at fair value through changes in OCI
LOCAL
Others	8,801	—	—	—	8,801

Total investments in equity instruments	10,404	—	—	—	10,404

Total	16,101,147	3,163,007	158,290	11,170	19,433,614

Weighted average yield	44.6%	28%	38.4%	0.0%	—

Loan and other Financing

The following table analyzes our loan and other financing by type as of December 31, 2018 and 2017:

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
	(in thousands of Pesos)
Loans and other financings
To the non-financial public sector	32,802	48,143
To the financial sector	398,551	586,358
To the non-financial private sector and foreign residents:
Overdrafts	4,740,509	5,340,109
Promissory notes	15,671,116	22,877,163
Mortgage loans	5,343,792	2,288,160

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
Automobile and other secured loans	1,540,539	463,200
Personal loans	19,024,837	24,743,905
Credit card loans	9,210,204	11,761,502
Foreign trade loans and U.S. dollar loans	18,896,869	16,559,563
Others	3,884,935	3,378,518
Receivables from financial leases	3,400,585	3,687,660
Less: allowance for loan losses	(4,936,275)	(4,625,611)

Total loans and other financings	77,208,464	87,108,670

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	As of December 31,
	2016	2015	2014
	(in thousands of Pesos)
Loans and financings
To the non-financial public sector	4,306	8,778	12,666
To the financial sector	473,414	181,734	3,514
To the non-financial private sector and foreign residents:
Overdrafts	3,110,097	1,634,870	993,284
Promissory notes(1)(2)	9,101,773	5,707,289	5,296,100
Mortgage loans	78,057	50,032	69,554
Automobile and other secured loans	65,076	104,469	168,603
Personal loans	9,916,776	6,018,601	3,631,840
Credit card loans	6,678,578	5,677,922	3,688,328
Foreign trade loans and U.S. dollar loans	5,311,475	618,410	591,887
Others	1,056,104	763,469	557,827
Less: allowance for loan losses	(899,147)	(617,313)	(417,023)

Total loans	34,896,509	20,148,261	14,596,580

Other receivables from financial transactions(3)
Unlisted corporate bonds	29,166	14,243	191,372
Others	669,119	423,640	243,246
Plus: accrued interest and adjustment receivables	1	1	1
Less: allowances	(5,807)	(5,944)	(5,221)

Total other receivables from financial transactions	692,479	431,940	429,398

Receivables from financial leases	1,543,109	1,090,368	590,960
Less: Allowances for receivables from financial leases	(15,254)	(15,391)	(7,114)

Total receivables from financial leases	1,527,855	1,074,977	583,846

Total financing	37,116,843	21,655,178	15,609,824

(1)

Consists of unsecured checks and accounts receivable deriving from factoring transactions, and unsecured corporate loans that totaled, Ps.3,102.8 million, Ps.2,399.3 million and Ps.1,547.5 million as of December 31, 2016, 2015 and 2014 , respectively.

(2)

The Bank purchases promissory notes at less than face value. Documented interest is the difference between face value and the price paid for the promissory notes, plus accrued interest, and represents the income that will accrue during the life of the promissory note. The face value of the promissory note is listed under the item “Promissory notes.”

(3)	Includes only line-items within other receivables from financial transactions that are considered financings under Central Bank rules.

Loan and financing portfolio, including the loan portfolio outstanding in each of the financial trusts created in connection with our securitizations, is not a measure defined by Argentine Banking GAAP. This measure represents our loan and financing portfolio as of each period end derived from our balance sheet plus the loan portfolio outstanding in each of the financial trusts created in connection with our securitizations for the same periods. The measure is an important indicator of our loan origination and administration capacity. The loan portfolio outstanding in all of the financial trusts created in connection with our securitizations totaled Ps.1.4 billion and Ps.2.7 billion as of December 31, 2016 and 2015, respectively. These measures have inherent limitations, such as the lack of comparability, the absence of a standard defining how to perform calculations so that these calculations are uniformly applied and the fact that they are not audited. To mitigate these limitations, we have procedures in place to calculate these measures using the appropriate Argentine Banking GAAP or other regulations. Although these measures are frequently used in the evaluation of performance, they have the above mentioned limitations as analytical tools, and should not be considered in isolation, or as a substitute for, analysis of results as reported under Argentine Banking GAAP.

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

(1)

Net of allowances for loan losses and allowances for receivables from financial leases, which together totaled Ps.70.4 million, and Ps.74.1 million, Ps.68.1 million for the years ended December 31, 2016, 2015 and 2014 respectively.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2018 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Maturing as of December 31, 2018
	Within 1 year	After 1 year through 5 years	After 5 years	Total
	(in thousands of Pesos except percentages)
Loans and other financing
To the non-financial public sector	7,526	25,276	—	32,802
To the financial sector	358,177	40,374	—	398,551
Overdrafts	4,740,509	—	—	4,740,509
Promissory notes	14,202,960	1,454,005	14,151	15,671,116
Mortgage loans	436	8,092	5,335,264	5,343,792
Automobile and other secured loans	1,014,509	524,363	1,667	1,540,539
Personal loans	15,155,944	3,711,923	156,970	19,024,837
Credit card loans	9,196,035	14,169	—	9,210,204
Foreign trade loans and U.S. dollar loans	11,849,498	6,956,609	90,762	18,896,869
Others	2,929,217	955,630	89	3,884,935
Receivables from financial leases	1,352,487	2,045,444	2,654	3,400,585

Total loans and other financing	60,807,298	15,735,885	5,601,557	82,144,739

Interest Rate Sensitivity

The following table analyzes our loan and other financing portfolio as of December 31, 2018 by type of interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	As of December 31, 2018
	Loans and other financing	Total
Variable rate
Ps.	7,480,510	7,480,510
Foreign currency	10,483	10,483

Sub Total	7,490,993	7,490,993
Fixed rate
Ps.	53,508,814	53,508,814
Foreign currency	21,144,932	21,144,932

Sub Total	74,653,746	74,653,746

Total	82,144,739	82,144,739

Loans and other financings — Classification

The following table presents our loan and other financing, before the deduction for allowances for loan losses:

	Grupo Supervielle
	Assets Before Allowances			As of December 31, 2018
	Stage 1	Stage 2	Stage 3
Promissory notes	7,177,104	473,676	242,381	7,893,161
Unsecured corporate loans	6,218,529	1,375,347	180,464	7,774,340
Overdrafts	4,477,760	712,868	117,677	5,308,305
Mortgage loans	5,436,111	141,024	9,71	5,586,845
Automobile and other secured loans	1,264,490	106,242	181,807	1,552,539
Personal loans	16,064,479	2,203,003	1,710,042	19,977,524
Credit card loans	8,125,029	595,713	508,028	9,228,770
Foreign Trade Loans	12,202,668	555,279	1,015,216	13,773,163
Other financings	5,205,674	901,476	114,367	6,221,517
Other receivables from financial transactions	1,325,729	12,086	21,293	1,359,108
Receivables from financial leases	3,213,033	172,515	83,919	3,469,467

Total as of December 31, 2018	70,710,606	7,249,229	4,184,904	82,144,739

	Grupo Supervielle
	Assets Before Allowances			As of December 31, 2017
	Stage 1	Stage 2	Stage 3
Promissory notes	14,001,854	198	41,673	14,241,527
Unsecured corporate loans	7,694,980	230,789	62,098	7,987,867
Overdrafts	5,714,366	88,99	63,972	5,867,328
Mortgage loans	2,354,797	61,753	1,344	2,417,894
Automobile and other secured loans	451,268	16,951	997	469,216
Personal loans	20,437,327	2,507,042	2,830,638	25,775,007
Credit card loans	10,410,793	857,782	514,502	11,783,078
Foreign Trade Loans	12,264,554	83,781	4,429	12,352,765
Other financings	5,782,869	44,534	41,184	5,868,587
Other receivables from financial transactions	1,177,816	19,048	16,805	1,213,669
Receivables from financial leases	3,635,703	66,143	55,497	3,757,343

Total as of December 31, 2017	83,926,327	4,174,815	3,633,139	91,734,281

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	%	2015	%	2014	%
	(in thousands of Pesos, except percentages)
Loan portfolio categories
Normal situation (1)	34,057,394	95.1%	19,613,596	94.5%	14,192,413	94.5%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	726,232	2.0%	470,003	2.3%	357,393	2.4%
With problems/ medium risk (3)	498,572	1.4%	264,492	1.3%	176,231	1.2%
High risk of insolvency/ high risk (4)	494,126	1.4%	364,649	1.8%	256,510	1.7%
Uncollectible (5)	18,533	0.1%	52,533	0.3%	30,668	0.2%
Uncollectible, classified as such under regulatory requirements (6)	799	0.0%	301	0.0%	387	0.0%

Total loans	35,795,656	100.0%	20,765,574	100.0%	15,013,603	100.0%

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	%	2015	%	2014	%
	(in thousands of Pesos, except percentages)
Other receivables from financial transactions portfolio categories
Normal situation (1)	648,582	92,9%	407,884	93.1%	422,043	97.1%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	20,568	2.9%	13,022	3.0%	4,587	1.1%
With problems/ medium risk (3)	12,822	1.8%	6,048	1.4%	2,532	0.6%
High risk of insolvency/ high risk (4)	14,746	2.1%	7,902	1.8%	3,822	0.9%
Uncollectible (5)	1,562	0.2%	3,028	0.7%	1,633	0.4%
Uncollectible, classified as such under regulatory requirements (6)	6	0.0%	—	0.0%	1	0.0%

Total Other receivables from financial transactions	698,286	100.0%	437,884	100.0%	434,619	100.0%

Categories of receivables from financial leases
Normal situation (1)	1,510,245	97.9%	1,065,057	97.7%	567,063	96.0%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk (2)	18,114	1.2%	12,113	1.1%	12,715	2.6%
With problems/ medium risk (3)	5,331	0.3%	1,674	0.2%	6,010	1.0%
High risk of insolvency/ high risk (4)	9,386	0.6%	10,987	1.0%	1,098	0.2%
Uncollectible (5)	33	0.0%	537	—	4,074	0.7%
Uncollectible, classified as such under regulatory requirements	—	0.0%	—	0.0%	—	0.0%

Total receivables from financial leases	1,543,109	100.0%	1,090,368	100.0%	590,960	100.0%

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

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated.

The past due loans listed in the table below include loans of the Bank, Tarjeta, Espacio Cordial, CCF and MILA past due more than 90 days.

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	327,061	65,998
Promissory notes	207,558	28,354
Mortgage loans	9,658	—
Automobile and other secured loans	184,658	118
Personal loans	1,465,928	1,468,620
Credit card loans	544,899	457,628
Foreign trade loans	1,033,020	1,930
Other loans	481,118	129,574
Receivables from financial leases	240,082	62,472

Total Past Due Loans and other financing	4,493,982	2,214,693

Past Due Financings
With Preferred Guarantees	573,722	96,587
Without Guarantees	3,920,260	2,118,106

Total Past Due Financings	4,493,982	2,214,693

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December31,
	2016	2015	2014
	(in thousands of Pesos)
Past Due Loans
To the non-financial private sector and foreign residents
Overdrafts	51,259	4,413	34,044
Promissory notes(1)	23,695	50,026	23,128
Unsecured corporate loans	46,789	141,557	36,397
Mortgage loans	6,141	47	5,685
Automobile and other secured loans	857	1,060	6,309
Personal loans	558,722	123,072	204,569
Credit card loans	202,698	256,475	115,312
Foreign trade loans	2,562	47,476	25,461
Other loans	13,102	36,629	8,434

	Grupo Supervielle S.A.
	Year ended December31,
	2016	2015	2014
	(in thousands of Pesos)
Past Due Loans
Total Past Due Loans	905,825	660,755	459,339

Other receivables from financial transactions
Others	8,322	1,946	2,870

Total Past Due Other receivables from financial transactions	8,322	1,946	2,870

Receivables from financial leases	21,602	113,375	19,168

Total Past Due Financings	935,749	776,076	481,377

Past Due Financings
With Preferred Guarantees	70,901	119,075	70,821
Without Guarantees	864,848	657,001	410,556

Total Past Due Financings	935,749	776,076	481,377

(1)	Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Analysis of the Allowance for Loan Losses

The table below sets forth annual variations in the allowances for loan losses for the years ended December 31, 2018 and 2017. See “ Item 5.A Operating Results—Critical Accounting Policies—Allowances for Loan Losses”, and note 1.12 of our audited consolidated financial statements, for more detail of how the expected credit loss allowances is measured.

	Grupo Supervielle S.A.
	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2017	1,691,344	1,002,757	1,931,510	4,625,611
Transfers
1 to 2	(72,358)	424,159	—	351,801
1 to 3	(73,906)	—	1,045,830	971,924
2 to 3	—	(152,605)	281,957	129,352
2 to 1	23,057	(94,117)	—	(71,060)
3 to 2	—	17,780	(76,002)	(58,222)
3 to 1	2,874	—	(36,858)	(33,984)
Net changes of financial assets	(139,216)	(53,642)	1,812,007	1,619,149
Write-Offs	—	—	(2,611,824)	(2,611,824)
Exchange Differences and Others	6,308	1,688	5,532	13,528

Gross carrying amount at December 31, 2018	1,438,103	1,146,020	2,352,152	4,936,275

	Grupo Supervielle S.A.
	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2016	1,086,336	785,340	1,573,131	3,444,807
Transfers
1 to 2	(43,917)	343,391	—	299,474
1 to 3	(36,608)	—	825,86	789,252
2 to 3	—	(94,572)	262,639	168,067
2 to 1	22,113	(98,791)	—	(76,678)
3 to 2	—	17,963	(68,160)	(50,197)
3 to 1	3,969	—	(62,859)	(58,890)
Net changes of financial assets	652,14	48,704	1,237,979	1,938,823
Write-Offs	—	—	(1,837,941)	(1,837,941)
Exchange Differences and Others	7,311	722	861	8,894

Gross carrying amount at December 31, 2017	1,691,344	1,002,757	1,931,510	4,625,611

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos)
Balance at the beginning of the year	638,648	429,358	353,756
Provisions charged to income	1,057,637	543,844	356,509
Write-offs and reversals(1)	(776,077)	(334,554)	(280,907)
Other adjustments	—	—	—

Balance at the end of year	920,208	638,648	429,358

Provisions net of write-offs and reversals	1.1%	1.2%	0.6%
Provisions charged to income
Promissory notes(2)	58,557	2,228	33,143
Unsecured corporate loans	34,929	31,089	15,163
Overdrafts	67,737	27,392	17,752
Mortgage loans	2,348	58	219
Automobile and other secured loans	1,512	941	3,928
Personal loans	542,792	265,770	140,817
Credit cards loans	231,421	185,849	126,429
Foreign Trade Loans	67,737	1,820	4,497
Other financings	14,943	8,507	4,179
Other receivables from financial transactions	11,453	5,957	6,366
Receivables from financial leases	24,208	14,233	4,016

	1,057,637	543,844	356,509

Write-offs and reversals

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015	2014
	(in thousands of Pesos)
Promissory notes(2)	(40,049)	(6,858)	(18,328)
Unsecured corporate loans	(39,488)	(4,403)	(9,191)
Overdrafts	(32,948)	(10,895)	(9,721)
Mortgage loans	—	(294)	(369)
Automobile and other secured loans	(2,636)	(2,608)	(4,293)
Personal loans	(372,784)	(186,248)	(142,797)
Credit cards loans	(254,072)	(108,206)	(79,733)
Foreign Trade Loans	—	—	(3,842)
Other financings	(14,393)	(3,852)	(2,857)
Other receivables from financial transactions	(7,291)	(5,234)	(5,558)
Receivables from financial leases	(12,416)	(5,956)	(4,218)

	(776,077)	(334,554)	(280,907)

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

Allocation of the Allowance for Loan Losses and Other Financing

The following table allocates the allowance for loan and other financing losses by category of loans and sets forth the percentage distribution of the total allowances for each of the years ended December 31, 2018 and 2017.

	Grupo Supervielle S.A.
	As of December 31,
	2018			2017
	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category
	(in thousand of Pesos, except percentages)
Loans:
Promissory notes	185,219	3.8%	3.8%	169,858	3.7%	3.7%
Unsecured corporate loans	245,849	5.0%	5.1%	187,145	4.0%	4.1%
Overdrafts	280,873	5.7%	5.8%	309,575	6.7%	6.8%
Mortgage loans	96,154	1.9%	2.0%	29,470	0.6%	0.6%
Automobile and other secured loans	172,602	3.5%	3.6%	17,564	0.4%	0.4%
Personal loans	2,364,865	47.9%	48.7%	2,456,930	53.1%	53.9%
Credit card loans	1,099,178	22.3%	22.7%	1,246,315	26.9%	27.4%
Foreign Trade Loans	273,080	5.5%	5.6%	49,364	1.1%	1.1%
Other financings	130,770	2.7%	2.7%	89,996	1.9%	2.0%

Total Loans	4,848,590	98.3%	100.0%	4,556,217	98.4%	100.0%
Other receivables from financial transactions	24,538	0.5%	100.0%	16,816	0.4%	100.0%
Receivables from financial leases	63,147	1.2%	100.0%	52,579	1.1%	100.0%

Total	4,936,275	100.0%	100.0%	4,625,611	100.0%	100.0%

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016			2015			2014
	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category
	(in thousands of Pesos, except percentages)
Loans:
Promissory notes(1)	74,272	8.1%	8.3%	53,627	8.4%	8.7%	54,891	12.8%	13.2%
Unsecured corporate loans	41,020	4.5%	4.6%	50,545	7.9%	8.2%	22,387	5.2%	5.4%
Overdrafts	47,237	5.1%	5.3%	43,902	6.9%	7.1%	26,601	6.2%	6.4%
Mortgage loans	2,203	0.2%	0.2%	815	0.1%	0.1%	1,016	0.2%	0.2%
Automobile and other secured loans	993	0.1%	0.1%	2,535	0.4%	0.4%	4,244	1.0%	1.0%
Personal loans	446,552	48.6%	49.7%	225,616	35.3%	36.5%	149,508	34.8%	35.9%
Credit card loans	158,166	17.2%	17.6%	212,423	33.3%	34.4%	135,790	31.6%	32.6%
Foreign Trade Loans	33,777	3.7%	3.8%	11,212	1.8%	1.8%	8,055	1.9%	1.9%
Other financings	94,627	10.3%	10.5%	16,638	2.6%	2.7%	14,531	3.4%	3.5%

Total Loans	899,147	97.7%	100.0%	617,313	96.7%	100.0%	417,023	97.1%	100.0%
Other receivables from financial transactions	5,807	0.6%	100.0%	5,944	0.9%	100.0%	5,221	1.2%	100.0%
Receivables from financial leases	15,254	1.7%	100.0%	15,391	2.4%	100.0%	7,114	1.7%	100.0%

Total	920,208	100.0%	100.0%	638,648	100.0%	100.0%	429,358	100.0%	100.0%

(1)	Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2018 and 2017.

	Grupo Supervielle S.A.
	As of December 31,
	2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Oils and oilseeds	255,470	0.3%	217,426	0.2%
Agriculture, crops and fruit	3,582,942	4.4%	4,430,416	4.8%
Manufactured foodstuff, cattle beef	2,099,180	2.6%	1,443,330	1.6%
Household items, sales / Trading	166,692	0.2%	970,733	1.1%
Automotive vehicles and car parts	1,925,114	2.3%	2,207,483	2.4%
Sugar	512,403	0.6%	1,009,917	1.1%
Foreign and local banks	27,255	0.0%	613,310	0.7%
Alcoholic beverages	243,097	0.3%	216,868	0.2%
Civil construction	5,012,463	6.1%	1,757,851	1.9%
Road works and specialized construction	2,588,570	3.2%	5,055,398	5.5%
Cooperatives and small financial institutions	3,884,093	4.7%	4,757,240	5.2%
Private and public mail services	3,291	0.0%	28,233	0.0%
Cattle raising	1,147,330	1.4%	293,859	0.3%
Leather	131,968	0.2%	178,644	0.2%
Electricity and gas distribution	894,849	1.1%	1,675,909	1.8%
Home appliances, audio and video devices, production and importation	238,412	0.3%	349,306	0.4%
Hydrocarbon extraction and production	32,306	0.0%	528,892	0.6%
Families and individuals(1)	35,390,262	43.1%	42,054,207	45.8%
Hypermarkets and supermarkets	44,448	0.1%	2,289,587	2.5%
Machines and tools – Production, sale and/or lease	1,496,887	1.8%	895,360	1.0%
Motorcycles, parts and accessories	53,826	0.1%	—	0.0%
Paper and cardboard	322,926	0.4%	405,010	0.4%
Plastic - Manufactures	1,150,078	1.4%	1,216,882	1.3%
Metal products	161,819	0.2%	230,147	0.3%
Pharmaceutical products and laboratories	542,742	0.7%	767,174	0.8%
Chemical products	1,381,908	1.7%	578,902	0.6%
Waste collection and recycling	614,009	0.7%	567,916	0.6%
Corporate services	858,920	1.0%	929,959	1.0%
Health services	595,655	0.7%	531,620	0.6%
Mineral extraction and production	3,582,108	4.4%	1,839,109	2.0%
Telecommunications	45,477	0.1%	22,987	0.0%
Textile industry	1,611,223	2.0%	814,642	0.9%
Cargo transportation	1,580,671	1.9%	1,168,151	1.3%
Wine industry	2,237,627	2.7%	1,516,097	1.7%
Real estate agencies	229,523	0.3%	359,217	0.4%
Other(2)	7,499,195	9.1%	9,812,502	10.7%

Total	82,144,739	100.0%	91,734,281	100.0%

(1)	Loans for personal consumption.
(2)	Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	As of December 31,
	2016		2015		2014
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of Pesos, except percentages)
Oils and oilseeds	31,452	0.1%	40,392	0.18%	35,021	0.22%
Agriculture, crops and fruit	1,217,849	3.2%	780,888	3.50%	1,008,363	6.29%
Manufactured foodstuff, cattle beef	611,499	1.6%	373,955	1.68%	260,980	1.63%
Household items, sales / Trading	744,842	2.0%	162,113	0.73%	127,949	0.80%
Automotive vehicles and car parts	360,406	0.9%	267,917	1.20%	522,760	3.26%
Sugar	256,371	0.7%	117,589	0.53%	185,419	1.16%
Foreign and local banks	127,058	0.3%	—	—	22,801	0.14%
Alcoholic beverages	260,210	0.7%	135,636	0.61%	104,815	0.65%
Civil construction	745,777	2.0%	590,772	2.65%	253,976	1.58%
Road works and specialized construction	1,772,852	4.7%	1,090,153	4.89%	630,765	3.93%

	Grupo Supervielle S.A.
	As of December 31,
	2016		2015		2014
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Cooperatives and small financial institutions	1,171,755	3.1%	339,852	1.52%	311,261	1.94%
Private and public mail services	42,326	0.1%	36,510	0.16%	48,718	0.30%
Cattle raising	221,898	0.6%	116,047	0.52%	85,763	0.53%
Leather	89,509	0.2%	73,699	0.33%	90,456	0.56%
Electricity and gas distribution	315,947	0.8%	66,588	0.30%	108,440	0.69%
Home appliances, audio and video devices, production and importation	371,177	1.0%	61,281	0.27%	121,088	0.75%
Hydrocarbon extraction and production	400,658	1.1%	12,610	0.06%	138,053	0.86%
Families and individuals(1)	19,222,165	50.5%	13,733,797	61.60%	7,804,466	48.66%
Hypermarkets and supermarkets	1,324,768	3.5%	391,316	1.76%	580,535	3.62%
Machines and tools – Production, sale and/or lease	963,616	2.5%	183,052	0.82%	122,331	0.76%
Motorcycles, parts and accessories	—	0.0%	—	0.0%	—	0.0%
Paper and cardboard	141,229	0.4%	70,663	0.32%	52,404	0.33%
Plastic - Manufactures	265,851	0.7%	309,765	1.39%	247,564	1.55%
Metal products	55,185	0.1%	56,168	0.25%	59,907	0.37%
Pharmaceutical products and laboratories	517,629	1.4%	243,158	1.09%	203,976	1.27%
Chemical products	146,341	0.4%	68,864	0.31%	156,895	0.98%
Waste collection and recycling	294,848	0.8%	273,732	1.23%	88,991	0.55%
Corporate services	318,056	0.8%	88,831	0.40%	72,080	0.45%
Health services	142,107	0.4%	59,358	0.27%	101,869	0.64%
Mineral extraction and production	555,825	1.5%	69,567	0.31%	58,143	0.36%
Telecommunications	2,964	0.0%	5,402	0.02%	9,988	0.06%
Textile industry	159,865	0.4%	250,000	1.12%	258,411	1.61%
Cargo transportation	447,220	1.2%	322,362	1.45%	330,371	2.06%
Wine industry	662,557	1.7%	396,564	1.78%	369,166	2.30%
Real estate agencies	93,432	0.2%	42,974	0.19%	88,897	0.55%
Other(2)	3,985,806	10.5%	1,462,251	6.56%	1,376,560	8.59%

Total	38,037,051	100.0%	22,293,826	100%	16,039,182	100%

(1)	Loans for personal consumption.
(2)	Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2018 and 2017.

	Grupo Supervielle S.A.
	As of December 31,
	2018		2017
	Average balance	Average nominal rate	Average balance	Average nominal rate
	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	11,254,084	0.0%	12,139,305	0.0%
Dollars	8,039,154	0.0%	5,497,133	0.0%

Total	19,293,238	0.0%	17,636,438	0.0%
Savings accounts
Average
Pesos	14,278,477	0.3%	16,251,245	0.0%
Dollars	11,398,857	0.0%	6,945,709	0.0%

Total	25,677,334	0.2%	23,196,954	0.0%
Special checking accounts
Average
Pesos	16,894,587	30.0%	7,483,676	13.4%
Dollars	5,229,407	0.4%	1,628,001	0.3%

Total	22,123,994	23.0%	9,111,677	11.1%
Time deposits
Average
Pesos	23,580,100	27.3%	22,721,433	16.5%
Dollars	4,463,278	1.2%	2,395,998	0.6%

Total	28,043,378	23.2%	25,117,431	15.0%

Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	180	—	34	—
Dollars	—	—	—	—

Total	180	—	34	—
Savings accounts
Average
Pesos	3,527	—	4,108	—
Dollars	14,074	—	11,426	—

Total	17,601	—	15,534	—
Time deposits
Average
Pesos	1,56	—	549	—
Dollars	1,773	—	—	—

Total	3,333	—	549	—

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Year ended December 31,
	2016
	Average balance	Average nominal rate
	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors Non-interest-bearing checking accounts
Average
Pesos	6,541,551	0.0%
Dollars	601,764	0.0%

Total	7,143,315	0.0%

Savings accounts
Average
Pesos	6,189,649	0.1%
Dollars	1,237,333	0.1%

Total	7,426,982	0.1%

Special checking accounts
Average	—	—
Pesos
Dollars	—	—

Total	—	—

Time deposits
Average
Pesos	11,645,642	26.4%
Dollars	806,650	1.3%

Total	12,452,292	24.7%

Deposits in domestic bank offices by foreign depositors Non-interest-bearing checking accounts
Average
Pesos	67
Dollars	—

Total	67

Savings accounts
Average
Pesos	2,735
Dollars	1,601

Total	4,336

Time deposits
Average
Pesos	450
Dollars	—

Total	450

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits exceeding Ps.100,000 at December 31, 2018.

Grupo Supervielle S.A.
As of December 31, 2018
(in thousands of Pesos)
Time Deposits
Within 3 months	18,552,126
After 3 months but within 6 months	5,339,862
After 6 months but within 12 months	3,701,683
Over 12 months	842,081

Total Time Deposits(1)	28,435,752

(1)	Only principal. Excludes the CER and UVA adjustment.

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2018		2017
	Amount	Annualized Rate	Amount	Annualized Rate
	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	6,785,958	17.3%	4,109,375	3.3%
Average during period	4,979,134	17.3%	1,252,062	3.5%
Maximum monthly average	8,234,822		3,200,116
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	1,302,490	46.8%	69,244	20.6%
Average during period	2,408,249	61.8%	1,349,778	22.8%
Maximum monthly average	4,334,478		2,961,174
Other(1)
Total amount outstanding at the end of the reported period	6,223,586	16.0%	7,822,617	0.0%
Average during year	8,328,997	25.0%	4,733,981	0.0%
Maximum monthly average	11,185,669		5,219,115
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	8,716,881	31.7%	12,265,219	26.2%
Average during year	2,980,071	40.8%	911,167	29.1%
Maximum monthly average	3,362,981		3,134,645

(1)	Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	At December 31, 2016
	Amount	Annualized Rate
	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	671,668	3.0%
Average during period	200,863	3.5%
Maximum monthly average	634,370
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	940,258	28.5%
Average during period	1,023,259	30.1%
Maximum monthly average	1,212,061
Other(1)
Total amount outstanding at the end of the reported period	2,233,734	0.0%
Average during year	1,898,011	0.0%
Maximum monthly average	2,167,350
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	1,172,341	24.6%
Average during year	1,146,906	29.7%
Maximum monthly average	1,390,135

(1)	Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
	(in thousands of Pesos, except percentages)
Net Income for the yeat attributable to owners of the parent company	(3,028,003)	(754,370)
Average total assets (1)	155,479,182	126,519,446
Average shareholders’ equity	19,150,644	16,214,538
Shareholders’ equity at the end of the period attributable to owners of the parent company	16,953,987	20,069,467
Net income as a percentage of:
Average total assets	(1.9)%	(0.6)%
Average shareholders’ equity	(15.8)%	(4.7)%
Declared cash dividends	303,000	328,363
Dividend payout ratio (2)	(10.0)%	(43.5)%
Average shareholders’ equity as a percentage of average total assets	12.3%	12.8%

(1)	Calculated on a daily basis.
(2)

Calculated by dividing dividend paid in the year by net income for the year attributable to owners of the parent company under IFRS. As mentioned in note 25 to our audited consolidated financial statements, dividends are paid based on distributable retained earnings calculated in accordance with the rules of the Argentine Central Bank. As of December 31, 2018 and 2017, the dividend payout ratio considering those rules would be 11.8% and 13.4%, respectively.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Data for past years has been prepared under prior accounting framework, which is not comparable with data prepared under IFRS.

Grupo Supervielle S.A.
As of December 31, 2016
(in thousands of Pesos, except percentages)
Net Income	1,311,304
Average total assets(1)	41,467,412
Average shareholders’ equity	4,986,499
Shareholders’ equity at the end of the period	6,931,551
Net income as a percentage of:
Average total assets	3.2%
Average shareholders’ equity	26.3%
Declared cash dividends	65,500
Dividend payout ratio	5.0%
Average shareholders’ equity as a percentage of average total assets	12.0%

(1)	Calculated on a daily basis.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and CCF’s consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2018 and 2017 under IFRS. Minimum capital requirements has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

Year ended December 31,
2018	2017	2016
(in thousands of Pesos)
Calculation of excess capital:
Allocated to assets at risk	6,090,341	4,710,391	3,178,270
Allocated to Bank premises and equipment, intangible assets and equity investment assets	370,233	191,549	172,154
Market risk	301,724	121,155	45,385
Public sector and securities in investment account	96,882	131,109	78,472
Operational Risk	1,486,516	1,016,501	713,227

Required minimum capital under Central Bank regulations	8,345,696	6,170,705	4,187,508
Basic net worth	11,847,865	9,903,099	5,706,639
Complementary net worth	1,163,939	913,256	778,885
Deductions	(867,798)	(386,192)	(338,671)

Total capital under Central Bank regulations	12,144,006	10,430,163	6,146,853

Excess capital	3,798,310	4,259,458	1,959,345

Credit Risk Weighted Assets(1)	79,580,781	60,939,300	39,678,311
Risk Weighted Assets(1)	101,933,777	75,301,392	49,168,958
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	15.3%	13.9%	12.5%
Tier 1 Capital / Risk Weighted assets	11.9%	12.6%	10.9%
Average shareholders’ equity as a percentage of average total assets	9.9%	10.5%	11.2%
Total liabilities as a multiple of total shareholders’ equity	9.4	x	8.2	x	7.8	x
Cash as a percentage of total deposits	35.1%	18.2%	22.6%
Liquid assets as a percentage of total deposits(2)	47.4%	42.4%	27.0%

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

As of December 31, 2018, the Bank’s Tier 1 capital ratio on a consolidated basis with CCF was 11.9%, compared to 12.6% as of December 31, 2017. Including the funds retained at the holding company (Grupo Supervielle) level after the follow-on equity offering of Grupo Supervielle, which are available for further capital injections into its subsidiaries, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2018 was 12.9%. The bank’s Tier1 ratio coincides with CET 1 ratio.

As of December 31, 2018, the Bank’s total capital ratio on a consolidated basis with CCF was 15.3% compared to 13.9% as of December 31, 2017. Including the funds retained at the holding company (Grupo Supervielle) level after the follow-on equity offering of Grupo Supervielle, which are available for further capital injections into its subsidiaries, the consolidated pro-forma total capital ratio as of December 31, 2018 was 14.0%.

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

Financial Presentation

Our audited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS have been adopted for the first time for the year ended on December 31, 2018. Accordingly, comparative figures for the years ended on December 31, 2017 and 2016 have been restated to reflect the adjustments from the previous accounting framework to IFRS.

Our audited consolidated financial statements are presented by applying IAS 29 “Financial reporting in hyperinflationary economies”. During 2018, Argentina met the criteria to be considered a hyperinflationary economy as inflation exceeded 100% in the last 3 years on a cumulative basis, together with other characteristics of the economic environment that indicate the existence of hyperinflation. Accordingly, financial statements were restated for the changes in the general pricing power of the functional currency, using the Consumer Pricing Index (CPI) published by the INDEC.

Our segment disclosure for the years ended December 31, 2018 and 2017 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of net income (i.e., net revenues–or financial income and service fee income, net of financial expenses and service fee expenses–after deducting loan loss provisions and administrative costs directly attributable to the segment). Net income excludes the financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements (although substantially all the proceeds of such arrangements have been contributed as capital to the subsidiaries through which the segments are operated), as well as transactions between segments, which are reflected under “Adjustments.”

We operate our business along the following segments:

•

Retail Banking: Through the Bank, we offer our retail customers a full range of financial products and services, including personal loans, mortgage loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

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

•

Consumer Finance: Through CCF and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, its new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment.

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

•

Asset Management and Other Services: We also offer a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A.U. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment. MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management and Others Segment. We offered microcredit financing through Cordial Microfinanzas. On March 31, 2017, we and the Bank sold our shares of Cordial Microfinanzas to Ciudad Microempresas.

The Argentine Economy and Financial System

Introduction

According to recent IMF estimates, the world economy is estimated to have grown by 3.7% in 2018, a slight deceleration as compared to the 3.8% growth recorded in 2017. This economic expansion is the result of a 4.6% estimated growth in emerging countries and a 2.3% estimated growth in developed countries. This growth deceleration occurred in a context of a falling growth rate in world trade (4% in 2018 vs. 5.2% in 2017) due to the U.S. China trade conflict, the rise of international interest rates, particularly in the U.S., and the financial crisis in Turkey and Argentina, which gave rise to doubt with regard to growth in such year.

During 2018, practically all the currencies of Argentina’s business partners depreciated as compared to the US dollar in nominal terms (except for the Japanese Yen and the Swiss Franc), which boosted even more the Argentine Peso’s depreciation during the year. In addition, due to tax and Payment Balance deficits, and within a context of capital flight from emerging countries, the local currency suffered a greater punishment than that of its peers. In real terms the Peso depreciated 23.5% on average (and 35.5% year-on-year in December 2018) according to the Central Bank’s Multilateral Real Exchange Rate Index.

In relation to Argentina, 2018 was featured by the discrepancy between the market expectations at the close of 2017 and what finally happened during the year. By way of example, in the Central Bank’s Market Expectations Survey (REM) of November 2017, economists estimated that the general inflation rate for the year would be 16.6%, the Currency Policy Rate (TPM) would end at 22%, the Nominal Exchange Rate (TCN) would close at Ps.20.3 and the economy would grow by 3.1%. Final data were far from expected as can be seen below.

Part of the explanation for such discrepancy lies on the international context described above which, despite the expectations at the beginning of the year, changed dramatically as compared to what had been observed during 2016 and 2017. This change made Argentina suffer more than the rest of emerging countries as a result of its vulnerability due to its high twin deficits (tax and checking account deficits) which reached historical maximums, with the need of foreign currency short term financing. This change in the international context, together with the rise in oil prices and the increase of country risk, led to the adoption of the decision to seek assistance from the IMF so as to receive preventive financing. The first Stand By agreement was entered into on June 12, 2018. However, pressure on the exchange rate and the increase in the country risk continued, leading to a new agreement with the IMF for credit assistance, from the initially agreed upon U.S.$.50,000 million to U.S.$.57,000 million, including even tougher targets than the tax balance target, which included meeting the primary balance target in 2019 and a primary tax surplus of 1% in GDP terms in 2020.

The handling of the monetary policy did not contribute to mitigating the complex situation, which could be noticed in the pressure repeatedly exerted on the exchange market at the beginning of April. At first, the idea was to counteract such effects with reference interest rate rises and exchange rate interventions, which did not bring about the expected results. However, as the situation worsened, on June 14, Federico Sturzenegger resigned to his position as Central Bank governor and was replaced by Luis Caputo (former Minister of Finance). Caputo’s management sought to increase interest rate rises and foreign exchange interventions with constant increases in legal maximum reserve requirements in order to control foreign exchange volatility. Nevertheless, the expected results were never achieved and only three months after taking office, Caputo resigned and was replaced by Guido Sandleris (former Secretary of Economic Policy of the Ministry of Economy) who implemented a new monetary and foreign exchange program aimed at having monetary aggregates as anchor, as agreed in the Memorandum of Understanding entered into with the IMF.

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

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016		2017	2018
GDP real growth (%)**	8.0	9.0	4.1	(5.9)	10.1	6.0	(1.0)	2.4	(2.5)	2.7	(2.1)		2.7	(2.5)
Primary fiscal balance (excludes interest) (as a % of GDP)	2.9	2.5	2.5	1.2	1.4	0.2	(0.2)	(0.7)	(0.9)	(2.7)	(4.3	)*	(3.9)	(2.4)
Total public debt (as a % of GDP)**	70.6	62.1	53.8	55.4	43.5	38.9	40.4	43.5	44.7	52.6	53.3		57.1	95.4 (2)
Trade balance (in million U.S.$)**	12,393	11,273	12,577	16,886	11,382	9,020	12,010	1,523	2,669	(3,420)	2,059		(8,309)	(3,821)

	December 31,
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015		2016		2017	2018
Total deposits (as a % of GDP)**	23.3	22.4	20.1	15.8	22.4	20.8	22.2	22.5	21.4	22.8		23.9		23.0	28.1
Loans to the private sector (as a % of GDP)	10.4	11.9	11.2	8.4	11.8	13.2	14.2	15.0	13.2	13.8		13.2		15.5	16.2
Unemployment rate-end year- (%)	8.7	7.5	7.3	8.4	7.3	6.7	6.9	6.4	6.9	5.9	(3)	7.6		7.2	9.1	(4)
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	9.8	8.5	7.2	7.7	10.9	9.5	10.8	10.9	23.9	26.9	(1)	41.0	(1)	24.8	47.6
Average nominal exchange rate (in Ps.Per U.S.$)	3.07	3.12	3.16	3.73	3.91	4.13	4.55	5.48	8.12	9.27		14.78		16.57	28.09

Source: INDEC, Central Bank and City of Buenos Aires.

(1)

Based on most recent publicly available information published by the City of Buenos Aires. See “Item 3.D—Risk Factors—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

(2)	As of September 30, 2018
(3)	As of September 30, 2015.
(4)	As of December 31, 2018.
**	These figures are calculated in accordance with the latest methodological reforms and adjustments for macroeconomic statistics as of the date of this annual report.
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

In 2015, Argentina’s GDP increased by 2.7%, reflecting a recovery in consumption due to an improvement in the labor market and investment. GDP growth in 2015 was primarily driven by a 3.5% increase in gross investment, resulting from a 5.9% increase in total durable equipment of production and a 2.5% increase in construction, as well as a 4.2% increase in total consumption due to a 6.9% increase in public sector consumption and a 3.7% increase in private sector consumption.

In 2016, Argentina’s GDP decreased 2.1%. Imports of goods and services increased by 5.8% while investments in durable equipment for production decreased by 2.5%. Exported goods and services, however, increased by 5.3%.

In 2017, Argentina’s GDP recovered by 2.7%, recording 0.3%, 2.1%, 3.8% and 4.5% year-on-year growth rates for the four quarters of the year, respectively.

In 2018, Argentina’s GDP decreased by 2.5%. As regards the annual dynamics, the economic activity recorded a positive year-on-year growth rate only in the first quarter (4.1%) and then negative rates in the second (-3.8%), third quarter (-3.7%) and in the fourth quarter (-6.2%).

Foreign Trade and Foreign Exchange Market

During 2018 the trade balance deficit amounted to U.S.$.3,820 million, which implies a drop as compared to the U.S.$.8,309 million deficit of 2017. The change in the dynamics of the trade balance is the result of the fall in the activity level which began as from mid-year, and of the foreign exchange depreciation which improved the relative prices of exports vis-a-vis imports. While exports increased 5.1% during the year, imports dropped 2.2%, recording a greater fall in the last months (27.1% for the last month). Exports recorded a 0.5% fall caused by the drop in sales of primary products and agricultural manufactured goods, which were affected by the draught of the first months of the year. On the other hand, imports fell 6.5% due to the fall of capital goods and vehicles.

As was the case in 2016 and 2017, international reserves at the Central Bank rose by U.S.$.10,751 million, ending the year with a stock of U.S.$.65,806 million. However, 2018 was marked by the strong reduction of international reserves on several occasions as a result of the sale of foreign currency to contain the devaluation, which reduction was later set off by loans mainly from the IMF. The most relevant reduction events were on June 21, when international reserves reached a minimum of U.S.$.48,478 million to then go up on the next day as a result of the first IMF disbursement, and on October 29, when reserves reached a minimum again (U.S.$.47,867 million) to then rise again on the next day, and in December, as a result of successive IMF disbursements and the the enhancement of a currency swap with the Central Bank of the People’s Republic of China.

The nominal exchange rate at the end of 2018 was Ps.37.8, up from Ps.19.03, which accounts for a devaluation of 101.4% as compared to the prior year closing. 2018 was marked by periods of strong devaluation, the most relevant being those recorded in May (+20.6%), June (+15.7%) and August (+35.8%), which forced the Central Bank to intervene on a daily basis in the foreign exchange market through sales of U.S.$.15,968 million with a view to containing the rise of the nominal exchange rate, but no successful results were achieved.

Labor Market

In 2018, total wages grew by 29.7% year-on-year as a result of the 30.4% rise of the total number of registered employees and the 27.2% rise of the private sector non-registered employees. On the other hand, the wages of private sector registered employees grew by 30.4% and those of the public sector by 30.3%. In all cases, wages grew well below inflation, thus causing the fall of real wages.

The unemployment rate of the first, second, third and fourth quarter were 9.1%, 9.6%, 9% and 9.1%, respectively, averaging 9.2% in the fourth quarters of the year. Comparing the average unemployment rates of the first three quarters of 2018, there was an increase of 50 basic points (from 8.7% in 2017 to 9.2% in 2018). On the other hand, the activity rate increased was 46.5% in the fourth quarter of 2018 compared to 46.4% in the fourth quarter of 2017.

Fiscal Balance

One of the critical aspects of the year was access to financing by the U.S. Federal Treasury. While at the beginning of the year (with a country risk of 349 basis points at the end of 2017) the Government managed to secure foreign financing for U.S.$.9,000 million, external and internal shocks caused a constant increase of the country risk, which rose to 612 basic points (a 263 basic point increase). This severely limited access to the international markets and led to the execution of an agreement with the IMF for the first time since 2005. Thus, on June 12, the first stand-by 36-month agreement was entered into with the IMF, which established certain fiscal and monetary targets. In exchange, the country obtained special drawing rights (“SRD”) 35,379 million—equivalent to approximately U.S.$.50,000 million— the first disbursement being of approximately U.S.$.15,000 million on June 20 and then U.S.$.2,900 million quarterly disbursements as from September, until June 2021, provided the agreed upon targets are met. However, after the first disbursement, the government was forced to renegotiate the IMF agreement due to the greater volatility, the rise in the nominal exchange rate and the increase in the country risk to about 800 basic points by late August (811 basic points at year end). On October 17, the Government entered into a second stand-by agreement with the IMF increasing the agreement amount by SDR5,335 million (approximately U.S.$.7,100 million) reaching a total of U.S.$.57,000 million, in addition to the rescheduling of disbursements, advancing funds through December 2018 for SDR9,600 million (approximately U.S.$.13,400 million) reaching a total of U.S.$.28,400 million in the year, and SDR16,300 (approximately U.S.$.22,650 million) in 2019. At the end of 2019, 90% of the agreed amount is expected to be disbursed if all targets have been achieved.

As a result of the IMF agreement, the Government accelerated the fiscal deficit reduction in order to gain access to the IMF disbursements. In such regard, the Government committed to having a primary fiscal deficit of 2.7% (as compared to the 2018 GDP), achieving the primary fiscal balance target in 2019 and a primary fiscal surplus of 1%, as compared to the 2020 GDP. Nicolás Dujovne, the Minister of Economy, announced on January 18, 2019 that the government achieved the IMF target of 2.4% primary deficit as compared to the GDP, which was reduced by 1.4

p.p. as compared to the previous year. This was possible thanks to the rise in income during the year by 30.2% while primary expenses rose to 22.4% due to the limits imposed to capital expense (+1.1%) and other current expenses (+19.6%) which included, among other, discretional transfers to the provinces. However, the financial deficit closed at 5.2% as compared to the GDP, with a 0.8 percentage points decrease as compared to the primary deficit, due to the 72.9% increase of interest rates during the year. Looking to 2019, the Government and the Argentine Congress approve the national budget which complied with the IMF targets. To meet the primary balance target new taxes would have to be imposed (export taxes and increase of personal assets tax) and expenses would have to be reduced, mainly of capital and subsidies (transfer of subsidies to the provinces and increase in utilities rates).

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

On July 11, 2017, the INDEC started to publish a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area (which is the CPI that resumed publication in June 2016), the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region. For the period of January through December 2018, accumulated inflation using the National CPI was 47.6% comprared to 24.8% for 2017. In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. Adjustments approved by the Argentine government in electricity and gas tariffs, as well as the increase in the price of gasoline have been passed through to prices, creating additional inflationary pressures.

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

According to the INDEC, in 2018 inflation was 47.6% while the core inflation rate (excluding regulated and seasonal goods prices) was 47.7%, as compared to the 24.8% rate and 21.1% core inflation rate in 2017. The inflation rate was well above the 15% inflation target determined by the monetary authority at the beginning of the year and the market expectations. Price increase accelerated in the third and fourth quarters due to successive devaluations, particularly following the increase of the nominal exchange rate at the end of August, and inflation reached its peak since 1991. Notwithstanding the foregoing, in October the Government implemented a new monetary plan based on the control of monetary aggregates and a nominal exchange rate flotation band which is adjusted on a daily basis to anchor the economy and lower inflation expectations

As regards inflation components in 2018, the price expansion was led by goods, with increases of 50.5%, while services increased by 42.8%. This was due to the fact that large devaluations have a greater impact on tradable goods than in non-tradable ones (services). This may be clearly seen in the wholesale inflation rate (mostly affected by price increases due to devaluation), which was of 73.5%, well above retail inflation.

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

The Financial System

During 2018 the financial system liquidity increased due to the increase in deposits, well above loans, in a scenario of rising interest rates. The broad liquidity ratio (including not only cash but also Central Bank instruments and the Argentine treasury bills with maturity in 2020 -“Bonar 20”- recorded as reserve requirements) of the banks in aggregate reached 56% of deposits in December, recording an increase of 16.3 percentage points in the year.

A significant aspect to be taken into account is that the financial system continued presenting good solvency ratios during 2018, in spite of the strong rise in the nominal exchange rate. The regulatory capital adequacy ratio of the sector totaled 15.6% of the risk weighted assets, according to November data, which represents an 82.4% adequacy in excess of that under applicable regulations.

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

In 2018, total deposits increased by Ps.1,597.6 billion, representing a 66.6% increase from 2017, as reported by the Central Bank. Non-financial private sector deposits increased by Ps.1,196.1 billion in 2018, representing a 61.5% increase from 2017, primarily driven by a Ps.596.1 billion increase, or a 41.2% increase in Peso deposits and by Ps.600.0 billion increase, or a 120.9% increase in foreign currency deposits (expressed in dollars, foreign currency deposits increased by U.S.$.2.6 billion or 9.7% from 2017). In terms of Peso deposits, the most significant were time deposits registering a Ps.516.6 billion increase or 70.7% followed by Checking Accounts which increased by Ps.231.3 billion or 44.4% and savings accounts, which increased a Ps.231.3 billion or 44.4% from 2017.

The Central Bank reported that non-financial private sector loans increased by Ps.523.8 billion or 32.6% from 2017. This increase was mainly due to an increase in foreign currency loans expressed in Pesos, which grew by Ps.302.6 billion or 108.9% from 2017 mainly due to the impact of the devaluation of the Argentinian Peso, while loans denominated in local currency increased by Ps.221.3 billion or 16.7%. With respect to loans to businesses, overdrafts increased by Ps.20.8 billion or 17.4% and secured loans decreased by Ps.37.2 billion or 12.9%. With respect to consumer credit, credit card loans increased by Ps.91.0 billion or 31.0% and personal loans grew by Ps.62.4 billion or 17.7%. Furthermore, mortgages and pledge loans each registered an increase of Ps.80.8 and Ps.9.4 billion, representing an increase of 62.3% and 10.6%, respectively.

According to the Central Bank, ROAA was 3.9% in 2018, as compared to 2.7% in 2017, and ROAE for the financial system was 34.4% in 2018, as compared to 23.4% in 2017. Further, the Central Bank indicated that the net interest margin was 10.9% of assets in 2018, as compared to 10.1% of assets in 2017. Net income from services represented 2.2% of assets in 2018, as compared to 2.8% of assets in 2017. Loan loss provisions resulting from the increase in private loan delinquencies totaled 1.3% of assets in 2018, as compared to 1.0% of assets in 2017.

Argentine Financial System Statistics from 2005 to 2018.

The following table shows the 2005 to 2018 evolution of major financial statements items for the financial system:

	December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
	(in millions of Pesos)
Assets	221,962	258,384	297,963	346,762	387,381	510,304	628,381	790,026	1,004,775	1,340,548	1,847,314	2,645,673	3,468,783	5,505,993
Liabilities	195,044	225,369	261,143	305,382	339,047	452,752	558,264	699,205	883,086	1,172,335	1,620,451	2,348,461	3,067,587	4,906,850
Shareholders’ equity	26,918	33,014	36,819	41,380	48,335	57,552	70,117	90,820	121,689	168,213	226,863	297,212	401,196	599,143
Capital, contributions, reserves	37,440	36,859	37,930	38,571	39,538	41,204	44,587	59,395	73,219	89,307	126,264	212,157	311,814	374,622
Retained earning	(10,522)	(3,845)	(1,172)	2,809	8,797	16,348	25,530	31,426	48,471	78,907	100,600	85,055	89,382	224,521
Loans	84,171	103,668	132,157	154,719	169,868	230,127	332,317	433,925	563,344	649,206	886,046	1,136,954.6	1,691,214	2,279,521
Non-financial public sector	25,836	20,874	16,772	17,083	20,570	25,907	31,346	39,951	48,438	51,470	75,254	52,25	37,738	49,351
Financial sector	2,450	4,962	5,030	4,793	4,052	5,018	9,263	10,299	13,049	10,729	13,199	26,426	44,306	61,653
Non-financial private sector	55,885	77,832	110,355	132,844	145,247	199,202	291,708	383,674	501,857	604,062	819,174	1,085,655	1,655,049	2,254,400
Provisions	(4,930)	(3,728)	(4,089)	(4,744)	(5,824)	(6,232)	(7,173)	(9,596)	(13,117)	(17,054)	(21,581)	(27,952)	(45,879)	(85,884)
Deposits	136,492	170,898	205,550	236,217	271,853	376,344	462,517	595,764	752,422	979,388	1,355,353	1,969,029	2,445,998	4,084,868
Non-financial public sector	34,019	45,410	48,340	67,151	69,143	115,954	129,885	163,691	202,434	256,996	291,104	441,890	457,657	864,853
Non-financial private sector	100,809	123,431	155,048	166,378	199,278	257,595	328,463	427,857	544,331	720,645	1,062,590	1,521,687	1,981,988	3,207,019

Source:	Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The table below shows the evolution of the number of financial institutions in the system:

	December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Banks	71	72	67	67	66	64	64	65	66	65	62	63	62	63
Public banks	13	12	12	12	12	12	12	12	12	12	13	13	13	13
Private banks	58	60	55	55	54	52	52	53	54	53	49	50	49	50
Private argentine capital banks	34	35	33	33	32	32	31	33	34	33	32	33	33	34
Foreign capital domestic banks	12	13	12	12	12	11	12	11	11	11	10	10	9	9
Foreign financial institution branch banks	11	11	9	9	9	9	9	9	9	9	7	7	7	7
Financial companies	16	16	16	15	15	14	14	14	15	15	15	14	14	14
Credit unions	2	2	2	2	2	2	2	2	1	1	1	1	1	1

Total financial institutions	89	90	85	84	83	80	80	81	82	81	78	78	77	78

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The graph below shows the evolution of loans and deposits growth in Argentina:

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The graph below shows the evolution of the private loans portfolio composition in Argentina:

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The graph below shows the evolution of non-performing loan ratios in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP and therefore do not apply IFRS 9 provisions.

The following graph shows the evolution of non-performing loans coverage, measured as allowances over non-performing loans:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP and therefore do not apply IFRS 9 provisions.

The following graphs show the evolution of ROAA and ROAE in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

Source: Central Bank. Figures are expressed following Argentine Banking GAAP and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

The following tables show market share of Argentine banks in terms of assets, loans and deposits as of December 31, 2018 according to the Central Bank:

Market Share of Assets		Market Share of Loans
Banco de la Nación Argentina S.A.	22.0%	Banco de la Nación Argentina S.A.	16.1%
Banco de Galicia y Buenos Aires S.A.	9.3%	Banco de Galicia y Buenos Aires S.A.	10.3%
Banco Santander Río S.A.	9.0%	Banco de la Provincia de Buenos Aires	9.2%
Banco de la Provincia de Buenos Aires	8.8%	Banco Santander Río S.A.	8.9%
BBVA Banco Francés S.A.	6.4%	BBVA Banco Francés S.A.	7.8%
Banco Macro S.A.	5.9%	Banco Macro S.A.	7.2%
HSBC Bank Argentina S.A.	4.1%	Banco de la Ciudad de Buenos Aires	3.9%
ICBC S.A.	3.3%	HSBC Bank Argentina S.A.	3.7%
Banco de la Ciudad de Buenos Aires	3.3%	ICBC S.A.	3.5%
Credicoop Cooperativo Limitado	2.9%	Banco Patagonia S.A.	3.4%
Banco Patagonia S.A.	2.7%	Banco Supervielle S.A.	3.0%
Banco Supervielle S.A.	2.4%	Credicoop Cooperativo Limitado	2.0%
Banco de la Provincia de Córdoba S.A.	2.1%	Banco de la Provincia de Córdoba S.A.	1.9%
Citibank N.A.	1.9%	Banco Hipotecario S.A.	1.7%
Banco Hipotecario S.A.	1.4%	BICE SA	1.6%

Market Share of Deposits
Banco de la Nación Argentina S.A.	24.5%
Banco de la Provincia de Buenos Aires	10.1%
Banco Santander Río S.A.	9.3%
Banco de Galicia y Buenos Aires S.A.	8.8%
BBVA Banco Francés S.A.	6.4%
Banco Macro S.A.	5.4%
HSBC Bank Argentina S.A.	4.0%
Banco de la Ciudad de Buenos Aires	3.5%
Credicoop Cooperativo Limitado	3.3%
ICBC S.A.	2.9%
Banco Patagonia S.A.	2.6%
Banco de la Provincia de Córdoba S.A.	2.4%
Banco Supervielle S.A.	2.3%
Nuevo Santa Fe	1.5%
Citibank N.A.	1.4%

Source: Central Bank.

With respect to the distribution network, as of December 31, 2018, the financial system had 4,605 branches, 7,081 self-service terminals and 16,301 ATMs, with coverage throughout Argentina.

The table below shows the distribution of the network by jurisdiction as of December 31, 2018.

Jurisdiction	Branches	ATMs	Self-Service Terminals
City of Buenos Aires	853	2636	1801
Buenos Aires	1507	4988	2021
Catamarca	21	152	22
Córdoba	449	1654	484
Corrientes	78	315	54
Chaco	67	360	58
Chubut	71	274	87
Entre Ríos	131	520	183
Formosa	26	148	17
Jujuy	34	206	78
La Pampa	73	202	31
La Rioja	27	138	26
Mendoza	174	630	293
Misiones	68	321	114
Neuquén	85	295	92
Río Negro	76	289	133
Salta	74	370	153
San Juan	41	219	86
San Luis	48	172	84
Santa Cruz	49	207	60
Santa Fe	481	1468	962
Santiago del Estero	55	250	43
Tucumán	93	387	152
Tierra del Fuego	24	100	47
Total	4,605	16,301	7,081

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

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy must be considered hyperinflationary according to IAS 29 starting July 1, 2018. As a consequence, financial statements for the year ended on December 31, 2018 have been stated in terms of the measuring unit current at the consolidated financial statement date. Also, comparative figures for the years ended on December 31, 2017 were restated into the same current measuring unit.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the CER index used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	Year ended December 31,
	2018	2017
	(in percentages)
Price Indices:(1)
WPI	73.5%	18.8%
CPI	47.6%	24.8%
Adjustment Index:
CER	47.2%	22.6%
UVA	46.86%	21.15%

(1) Source: INDEC.

(2) Source: Acquisition Value Unit (Unidad de Valor Adquisitivo) (the base value as of March 31, 2016 was Ps.14.05).

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and UVA and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,		As of January 1ST,
	2018	2017	2017
	(in thousands of Pesos)
Assets
In Pesos, unadjusted	93,573,249	101,475,378	80,770,691
In Pesos, adjusted by CER	5,619,116	2,406,493	929
In Foreign Currency(1) (2)	42,541,631	31,348,279	19,349,119
Total Assets	141,733,996	135,230,150	100,120,739
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	100,985,837	108,456,402	81,670,398
In Pesos, Adjusted by the CER	83,733	15,202	7,726
In Foreign Currency(1) (2)	40,664,426	26,758,546	18,442,615
Total Liabilities and Shareholders’ Equity	141,733,996	135,230,150	100,120,739

(1)

UVAs are inflation adjusted units introduced in September 2016. Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2018 (U.S.$ 1.00 to Ps.37.8083), December 31, 2017 (U.S.$ 1,00 to Ps.18.7442) and December 31, 2016 (U.S.$ 1.00 to Ps.15.8502).

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

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we summarize our main critical accounting policies under IFRS.

a- Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are measured through the use of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being use in order to make sure that results express current information and comparative market prices. As long as possible, models use only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

The information on instruments that have not been valuated based on the market information is included in Note 6. In this regard, the Senior Management decides whether significant risks and property benefits of financial assets and financial lease are transferred to the counterparty, especially those of higher risk.

b- Allowances for loan losses

We assess on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instrument assets carried at amortised cost and at fair value through other comprehensive income, and with the exposure arising from loan commitments and financial guarantee contracts. We recognize a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

•	The time value of money; and

•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

For further information, see note 1.12 to our audited consolidated financial statements.

c- Impairment of Non-Financial Assets

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. We monitor the conditions associated with these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term and whether there are factors or circumstances indicating impairment in the value of the assets which might not be recoverable.

Identifying the indicators of impairment of property, plant and equipment and intangible assets requires the use of judgment. We have concluded that there were no indicators of impairment for any of the years reported in its consolidated financial statements.

Assets with indefinite useful life are tested for impairment. This process require Management to make judgements, including the identification of cash-generating units, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. When calculating the recoverable value of a cash-generating unit, we use estimates and significant judgments and assumptions.

Although we believe that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions used in impairment tests of assets with indefinite useful life may result in a potential impairment recognition.

d- Structured Entities.

Assessing whether we control a structured entity, requires the management to make judgments.

The management assesses its exposure to risks and rewards, as well as its ability to make decisions and direct the relevant activities of such structured entity. Structured entities controlled by us are subject to consolidation. The following elements were used to determine if we control a structured entity:

•	The purpose and design of the trust;

•	Identification of relevant activities of the trust;

•	Decision-making process on these activities;

•	If we have the power to direct the relevant activities of the trust;

•	If we are exposed to, or has rights to, variable returns from its involvement with the trust; and

•	If we have the ability to affect those returns through its power over the trust.

e- Income tax and deferred tax

A significant level of judgment is required to determine current and deferred tax assets and liabilities. Current income tax is measured at the amount expected to be paid while deferred income tax is measured based on the temporary differences between the carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of reversal of such differences.

Deferred tax assets and Loss Carryforward are recognized when future taxable income is expected to exist to offset such temporary differences or losses, based on the Senior Management’s assumptions about the amounts and timing of such future taxable income. Then, it is necessary to determine whether tax assets are likely to be used and offset against future taxable income. Current results may differ from these estimates, such as changes in the applicable tax laws or the outcome of the final review of the tax returns by tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium term business plan prepared by management on the basis of reasonable expectations.

Results of Operations for the Years Ended December 31, 2018 and 2017

We discuss below: (i) our results of operations for the year ended December 31, 2018 as compared with our results of operations for the year ended December 31, 2017.

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
	As of December 31
	2018	2017	Change
	$	$	%
	(in thousands of Pesos, except percentages)
Consolidated Income Statement Data IFRS
Interest income	30,416,242	22,264,831	36.6%
Interest expenses	(17,413,360)	(8,309,665)	109.6%
Net interest income	13,002,882	13,955,166	(6.8)%
Net income from financial instruments (NIFFI) at fair value through profit or loss	6,310,371	3,545,647	78.0%
Exchange rate difference on gold and foreign currency	1,126,705	393,112	186.6%
NIFFI and Exchange Rate Differences	7,437,076	3,938,759	88.8%
Net Financial Income	20,439,958	17,893,925	14.2%
Services fee income	5,927,689	6,063,719	(2.2)%
Services fee expense	(1,418,180)	(1,220,427)	16.2%
Income from insurance activities	848,665	899,491	(5.7)%
Net Service Fee Income	5,358,174	5,742,783	(6.7)%
Sub Total	25,798,132	23,636,708	9.1%
Result from exposure to changes in the purchasing power of money	(6,015,001)	(2,591,255)	132.1%
Other operating income	2,473,558	1,838,024	34.6%
Loan loss provisions	(5,179,033)	(4,033,187)	28.4%
Net Operating Income	17,077,656	18,850,290	(9.4)%
Personnel expenses	(8,778,580)	(8,736,238)	0.5%
Administration expenses	(5,600,508)	(4,918,531)	13.9%
Depreciations and impairment of non-financial assets	(432,389)	(621,988)	(30.5)%
Other operating expenses	(4,311,940)	(4,156,824)	3.7%
Operating income	(2,045,761)	416,709	N.A.
Income / (loss) before taxes	(2,045,761)	416,709	N.A.
Income tax	(1,010,888)	(1,171,969)	(13.7)%
Net loss for the year	(3,056,649)	(755,260)	304.7%
Net loss for the year attributable to owners of the parent company	(3,028,003)	(754,370)	301.4%
Net loss for the year attributable to non-controlling interest	(28,646)	(890)	3118.7%
Other Comprehensive Income	241,573	46,882	415.3%
Other comprehensive income attributable to parent company	241,322	46,869	414.9%
Other comprehensive income attributable to non-controlling interest	251	13	1830.8%
Comprehensive Loss	(2,815,076)	(708,378)	297.4%
Comprehensive loss for the year attributable to owners of the parent company	(2,786,681)	(707,501)	293.9%
Comprehensive loss for the year attributable to non-controlling interest	(28,395)	(877)	3137.7%
Return on Average Shareholders’ Equity	(14,6)%	(4,4)%
Return on Average Assets	(1.8)%	(0,6)%

Attributable Comprehensive Income in 2018 amounted to a Ps.2.8 billion loss, as compared to a Ps.707.5 million loss in 2017.

Attributable net Income in 2018 amounted to a Ps.3.0 billion loss, as compared to aPs.754.4 million loss in 2017.

ROAA and ROAE were (1.8%) and (14.3%) respectively, in 2018, as compared to (0.5%) and (4.1%) respectively, in 2017.

2018 Compared to 2017

In 2018, attributable comprehensive income amounted to a Ps 3.0 billion loss, a Ps.2.3 billion decrease compared to a Ps.715.8 million loss in 2017.

The main factors explaining the decrease were:

•	a Ps.6.0 billion loss from exposure to changes in the purchasing power of the currency compared to Ps.2.6 billion loss in 2017,

•	a Ps.1.1 billion increase in loan loss provisions to Ps.5.2 billion from Ps.4.0 billion,

•	a Ps.724.3 million increase in personnel and administrative expenses, to Ps.14.4 billion from Ps.13.7 billion,

•	a Ps.333.8 million decrease in net services fee income, to Ps.4.5 billion from Ps.4.8 billion, and

•	a Ps.50.8 million decrease in income from insurance activities, to Ps.848.7 million from Ps.899.5 million.

These factors were partially offset by:

•	a Ps.2.5 billion increase in net financial income to Ps.20.4 billion from Ps.17.9 billion,

•	a Ps.194.4 million increase in other comprehensive income, to Ps.241.3 million from Ps.46.9 million, and

•	a Ps.161.1 million decrease in income tax, to Ps.1.0 billion from Ps.1.2 billion.

Net Financial Income (Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI- and Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income

Net financial income in 2018 amounted to Ps.20.4 billion, net financial margin was 17.0% and net interest margin was 17.7%, compared to Ps.17.9 billion, 18.4% and 18.3%, respectively, in 2017.

Breakdown Net Interest Income, NIFFI and Exhange Rate Differences
	Grupo Supervielle S.A.
	As of December 31,		Change
	2018	2017	2018-2017
	$	$	%
Net Interest Income	13,002,882	13,955,166	(6.8)%
NIFFI and Exchange Rate differences	7,437,076	3,938,759	88.8%

Total	20,439,958	17,893,925	14.2%

NIM and NFM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
Net interest margin	17.7%	18.3%
Pesos	20.2%	22.5%
Dollars	9.0%	(0.8)%
Net financial margin	17.0%	18.4%
Pesos	20.0%	22.3%
Dollars	6.9%	0.8%

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
	(in percentages)
Net Interest Margin Breakdown
Total NIM	17.7%	19.4%
Ps.NIM	20.2%	22.5%
U.S.$.NIM	9.0%	(0.8)%
Loan Portfolio NIM	16.2%	18.9%
Ps.NIM	20.5%	23.9%
U.S.$.NIM	3.9%	(4.0)%
Investment Portfolio NIM	23.9%	15.4%
Ps.NIM	19.2%	15.8%
U.S.$.NIM	41.7%	13.4%

NIM includes interest income and interest expense, as well as results from investment portfolio, but does not include the exchange rate differences and net gains or losses from currency derivatives. For example, when we took peso denominated deposits and granted foreign currency loans, with a forward contract to hedge the currency mismatch, its NIM ratio did not include the hedge gain or loss, leading to an inaccurate rate. The same occurs when we took dollar denominated deposits to buy foreign currency securities, its NIM ratio did not include the exchange rate gain or loss from the liabilities adjustment. The NFM ratio captures all the components of our financial margin and is more accurate and representative of its financial margin and spreads.

Net Interest Income

Net interest income in 2018 totaled Ps.13.0 billion, a 6.8% decrease from the Ps.14.0 billion recorded in 2017. Additional deposits to fund new investments in high-yield short term Central Bank securities resulted in higher interest expenses, impacting net interest income, while yields from the investment in those securities held for trading purposes are recorded in the net income from financial instruments.

i)	Interest Income

Interest income in 2018 totaled Ps.30.4 billion, a 36.6% increase from the Ps.22.3 billion recorded in 2017. This increase was primarily the result of an increase in average loans.

Our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2018	2017	Change
	$	$	%
Interest on cash and due from banks	11,009	—	N.R.
Interest on loans to the financial sector	247,055	38,257	545.8%
Interest on overdrafts	3,250,648	1,886,213	72.3%
Interest on promissory notes	4,077,348	2,448,911	66.5%
Interest on mortgage loans	1,968,843	171,077	1050.9%
Interest on automobile and other secured loans	492,218	49,185	900.7%
Interest on personal loans	10,928,385	10,757,018	1.6%
Interest on corporate unsecured loans	3,018,809	1,989,510	51.7%
Interest on credit cards loans	3,412,689	3,285,212	3.9%
Interest on foreign trade loans	1,169,104	584,527	100.0%
Interest on leases	921,149	742,115	24.1%
Other	918,985	312,806	193.8%

Total	30,416,242	22,264,831	36.6%

The following table sets forth our yields on interest-earning assets:

	As of December 31,
	2018		2017
Interest-Earning Assets	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Investment Portfolio
Government and Corporate Securities	8,260,093	32.6%	5,216,557	21.6%
Securities Issued by the Central Bank	14,950,311	41.3%	11,481,607	24.7%

Total Investment Portfolio	23,210,404	38.2%	16,698,164	23.8%
Loans
Loans to the Financial Sector	911,408	27.1%	613,363	6.2%
Overdrafts	6,845,401	47.5%	5,898,524	32.0%
Promissory Notes	10,994,328	37.1%	11,592,015	21.1%
Mortgage loans	4,817,047	40.9%	808,083	21.2%
Automobile and Other Secured Loans	1,964,008	25.1%	285,550	17.2%
Personal Loans	25,581,143	42.7%	25,987,481	41.4%
Corporate Unsecured Loans	8,971,718	33.6%	7,307,059	27.2%
Credit Card Loans	11,053,433	30.9%	11,244,456	29.2%
Receivables from Financial Leases	4,096,280	22.5%	3,539,773	21.0%

Total Loans excl. Foreign trade and U.S.$.loans	75,234,766	37.6%	67,276,304	31.8%
Foreign Trade Loans and U.S.$.loans	21,514,371	5.4%	13,049,814	4.5%

Total Loans	96,749,137	30.5%	80,326,118	27.3%
Repo transactions	163,920	31.1%	—	0.0%

Total Interest-Earning Assets	120,123,461	32.0%	97,024,282	26.7%

The average balance of loan excluding foreign trade and US dollars loans totaled Ps.75.2 billion in 2018, representing a 11.8% increase from Ps.67.3 billion in 2017. The increase in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) was mainly explained by the following changes in our financial statements: i). a 496.1%, or Ps.4.0 billion increase in mortgages from Ps.808.1 million to Ps.4.8 billion, ii). a 22.8%, or Ps.1.7 billion, increase in corporate unsecured loans from Ps.7.3 billion to Ps.9.0 billion, iii). a 587.8%, or Ps.1.7 billion increase in Automobile and Other Secured Loans from Ps.285.6 million to Ps.2.0 billion mainly due to the residual portfolio of Mila at the moment of the acquisition, iv). a 15.7%, or Ps.556.5 million, increase in receivables from financial leases. These increases were partially offset by i). 1.6% or Ps.406.3 million decrease in personal loans and 1.7% or Ps.191.0 million decrease in credit cards.

Other Interest Income amounted to Ps.919.0 million in 2018 comparing to Ps.312.8 in 2017, reflecting higher results from investments securities held to maturity or available for sale, recorded at amortized cost.

The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) increased to 37.6% in 2018 from 31.8% in 2017. Average BADLAR increased 1,370 basis points in 2018 to 34.3% compared to 20.6% in 2017.

ii) Interest Expenses

Our Interest expenses were comprised of the following:

	As of December 31,
	2018	2017	Change
	$	$	%
Interest on checking and savings accounts	41,303	6,027	585.3%
Interest on special checking accounts	5,087,949	1,011,062	403.2%
Interest on time deposits	6,495,145	3,761,294	72.7%
Interest on other liabilities from financial transactions	4,743,168	2,899,854	63.6%
Interest on financing from the financial sector	739,476	248,796	197.2%
Interest on subordinated loans and negotiable obligations	86,809	211,436	(58.9)%
Other	219,510	171,196	28.2%

Total	17,413,360	8,309,665	109.6%

Interest expenses for 2018 totaled Ps.17.4 billion, a 109.6% increase from Ps.8.3 billion for 2017. This increase was attributable to a 43.2% increase in the average balance of our interest-bearing liabilities, a 730 basis points increase in the average rate and partially offset by a 10.1% increase in low or non-interest bearing deposits.

Other financial expenses in 2018 totaled Ps.219.5 billion, compared to Ps.171.2 million in 2017.

The following table sets forth our yields on interest-bearing liabilities:

	Grupo Supervielle S.A.
	As of December 31,
	2018		2017
Interest-Bearing Liabilities	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Special Checking Accounts	22,123,994	23.0%	9,111,677	11.1%
PS.Savings Accounts	16,894,587	30.0%	7,483,676	13.4%
Fx Savings Accounts	5,229,407	0.4%	1,628,001	0.3%
Time Deposits	28,046,710	23.2%	25,117,980	15.0%
PS.Time Deposits	23,581,660	27.3%	22,721,982	16.5%
Fx Time Deposits	4,465,050	1.2%	2,395,998	0.6%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	24,117,675	22.7%	16,209,827	19.4%
Subordinated Loans and Negotiable Obligations	1,363,196	6.4%	2,384,695	8.9%

Total Interest-Bearing Liabilities	75,651,575	22.7%	52,824,179	15.4%
Low and Non-Interest Bearing Deposits
Savings Accounts	25,694,934	0.2%	23,212,489	0.0%
PS.Savings Accounts	14,282,003	0.3%	16,255,353	0.0%

	Grupo Supervielle S.A.
	As of December 31,
	2018		2017
Interest-Bearing Liabilities	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Fx Savings Accounts	11,412,931	0.0%	6,957,136	0.0%
Checking Accounts	19,293,418		17,636,472
PS.Checking Accounts	11,254,264		12,139,339
Fx Checking Accounts	8,039,154		5,497,133

Total Low and Non-Interest Bearing Deposits	44,988,352		40,848,961
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	120,639,927	14.3%	93,673,140	8.7%

Average balance of our interest-bearing liabilities in 2018 totaled Ps.75.7 billion, compared to Ps.52.8 billion in 2017. This increase was mainly due to (i) a Ps.13.0 billion increase in average balance of interest-bearing special checking accounts to Ps.22.1 billion from Ps.9.1 billion, and a (ii) 48.8% increase to Ps.24.1 billion, in the average balance of our borrowings from other financial institutions, and (iii) 11.7% increase to Ps.28.0 billion, increase in the average balance of time deposits.

Average balance of our low or non-interest-bearing deposits in 2018 totaled Ps.45.0 billion, compared to Ps.40.8 billion in 2017. This increase was mainly due to (i) a 10.7% increase to Ps.25.7 billion in the average balance of savings accounts, and (ii) a 9.4% increase to Ps.19.3 billion in non-interest bearing checking accounts.

Out of our total average interest-bearing deposits of Ps 75.9 billion in 2018, Ps.21.1 billion were U.S. dollar-denominated deposits and Ps.54.8 billion were Peso-denominated, compared to Ps.11.0 billion and Ps.46.5 billion, respectively, in 2017.

Out of our total average non-interest-bearing deposits of Ps.19.3 billion for 2018, Ps.8.0 billion were U.S. dollar-denominated deposits and Ps.11.3 billion were Peso-denominated, compared to Ps.5.5 billion and Ps.12.1 billion, respectively, in 2017.

The average rate paid on interest-bearing liabilities and low or non-interest-bearing deposits for 2018 was 14.3%, 560 basis points above the 8.7% average rate for 2018. For 2018, Peso-denominated time deposits accrued interest at an average rate of 27.3%, 1,080basis points above the 16.5% average interest rate accrued in 2017. In 2018, U.S. dollar-denominated time deposits accrued interest at an average rate of 1.2%, 60 basis points above the 0.6% average interest rate accrued in 2017.

Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2018, was Ps.24.1 billion, compared to Ps.16.2 billion in 2017. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations increased 330 basis points to 22.7% in 2018, from 19.4% in 2017.

Our average balance of subordinated loans and subordinated negotiable obligations in both 2018 and 2017 was Ps.1.4 billion and Ps.2.4 billion respectively. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar linked) was 6.4% in 2018, compared to 8.9% in 2017.

The following table sets forth interest bearing deposits by denomination:

	Grupo Supervielle S.A.
	As of December 31,
	2018			2017
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate
Savings accounts
Pesos	14,282,003	38,278	0.3%	16,255,353	4,200	0.0%
Dollars	11,412,931	3,025	0.0%	6,957,136	1,826	0.0%
Total	25,694,934	41,303	0.2%	23,212,489	6,026	0.0%
Special checking accounts
Pesos	16,894,587	5,067,303	30.0%	7,483,676	1,005,378	13.4%
Dollars	5,229,407	20,646	0.4%	1,628,001	5,684	0.3%
Total	22,123,994	5,087,949	30.0%	9,111,677	1,011,062	0.0%
Time deposits
Pesos	23,581,660	6,439,969	27.3%	22,721,982	3,747,864	16.5%
Dollars	4,465,050	55,176	1.2%	2,395,998	13,430	0.6%
Total	28,046,710	6,495,145	23.2%	25,117,980	3,761,294	15.0%
Total by currency
Pesos	54,758,250	11,545,550	21.1%	46,461,011	4,757,442	10.2%
Dollars	21,107,389	78,847	0.4%	10,981,134	20,941	0.2%
Total Deposits	75,865,639	11,624,397	15.3%	57,442,145	4,778,383	8.3%

i) Net Income from financial instruments and Exchange rate differences

Net Income from financial instruments at fair value through profit or loss and Exchange rate differences for 2018 totaled Ps.7.4 billion, an 88.8% increase from the Ps.3.9 billion recorded in 2017. This increase was attributable to higher income from holdings of securities issued by the Central Bank due to higher volumes of these securities held for trading as well as the ones held as reserve requirements, the increase in the average interest rate of such securities and an increase in Income from financial instruments denominated in U.S.$..

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
	Ps.	Ps.
Net income from financial instruments at fair value through profit or loss
Income from government and corporate securities	1,828,166	815,069
Term operations	(1,693,849)	(108,225)
Income from securities issued by the Central Bank	6,176,054	2,838,803
Total	6,310,371	3,545,647
Exchange rate difference on gold and foreign currency	1,126,705	393,112

Total Income from U.S.$. operations for 2018 totaled Ps.1.3 billion, an 32.4% increase from the Ps.979.4 million recorded in 2017, mainly explained by higher trading gains from Fx transactions.

	Grupo Supervielle S.A.
	As of December 31,
Net Financial Income from U.S.$.operations	2018	2017
	Ps.	Ps.
Total Financial Income from U.S.$.Operations	170,227	586,248
NIFFI	(101,645)	586,248
U.S.$.Government Securities	1,592,204	694,473
Term Operations	(1,693,849)	(108,225)
Interest Income	271,872	—
U.S.$.Government Securities	271,872	—
Exchange rate differences on gold and foreign currency	1,126,705	393,112
Net Financial Income from U.S.$.Operations	1,296,932	979,360

ii) Result from exposure to changes in the purchasing power of money

Result from exposure to changes in the purchasing power of the currency for 2018 totaled a Ps.6.0 billion loss, from the Ps.2.6 billion loss recorded in 2017. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 47.6% increase in consumer price index in 2018, compared to a 24.8% increase in 2017.

Loan Loss Provisions

2018 Compared to 2017

Loan loss provisions totaled Ps.5.2 billion in 2018, a 28.4% increase compared to Ps.4.0 billion in 2017, mainly due to an increase in delinquency ratios from 3.1% in 2017 to 4.1% in 2018 and cost of risk, which increased from 5.0% in 2017 to 5.4% in 2018, mainly in the consumer finance and corporate banking segments. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year. For further information, see “Item 4.D – Selected Statistical Information—Amounts past due loans and other financing.”

In the consumer finance segment higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the consumer finance segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, we tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in non-performing loans (“NPL”) creation levels in third quarter of 2018 compared to the second quarter of 2018. However very high levels of inflation in the fouth quarter of 2018 caused NPL creation to increase above the third quarter of 2018 levels but remaining below the second quarter of 2018 peak.

The percentage of the deliquent loan portfolio in both 2018 and 2017 was 4,1% and 3,1%, respectively.

The consumer finance segment NPL ratio increased to 19.4% in December 2018 from 14.7% in 2017 mainly as a result of an increase in the personal loans NPL ratio to 26.0% as of December 31, 2018 from 18.7% as of December 31, 2017.

Retail loans showed an NPL ratio of 3.3% as of December 31, 2018, increasing from 2.8% as of December 31, 2017. This was mainly driven by an increase in the personal loans NPL ratio to 3.5% in December 2018, from 2.9% in December 2017 and an increase in the credit cards NPL ratio to 3.8% in December 2018, from 3.4%

Corporate loans showed an NPL ratio of 1.1% as of December 31, 2018, increasing from 0.2% as of December 31, 2017, mainly due to deteriorated macroeconomic conditions which impacted negatively SME and middle-market companies’ profits and cash flows.

The following tables show the changes in our loan loss provisions for the periods indicated:

	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2018	1,691,344	1,002,757	1,931,510	4,625,611

Transfers
1 to 2	(72,358)	424,159	—	351,801
1 to 3	(73,906)	—	1,045,830	971,924
2 to 3	—	(152,605)	281,957	129,352
2 to 1	23,057	(94,117)	—	(71,060)
3 to 2	—	17,780	(76,002)	(58,222)
3 to 1	2,874	—	(36,858)	(33,984)
Net changes of financial assets	(139,216)	(53,642)	1,812,007	1,619,149
Write-Offs	—	—	(2,611,824)	(2,611,824)
Exchange Differences and Others	6,308	1,688	5,532	13,528

Gross carrying amount at December 30 2018	1,438,103	1,146,020	2,352,152	4,936,275

	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2017	1,086,336	785,34	1,573,131	3,444,807
Transfers
1 to 2	(43,917)	343,391	—	299,474
1 to 3	(36,608)	—	825,86	789,252
2 to 3	—	(94,572)	262,639	168,067
2 to 1	22,113	(98,791)	—	(76,678)
3 to 2	—	17,963	(68,160)	(50,197)
3 to 1	3,969	—	(62,859)	(58,890)
Net changes of financial assets	652,14	48,704	1,237,979	1,938,823
Write-Offs	—	—	(1,837,941)	(1,837,941)
Exchange Differences and Others	7,311	722	861	8,894

Gross carrying amount at December 31, 2017	1,691,344	1,002,757	1,931,510	4,625,611

Troubled debt restructured loans, which typically have a higher probability of delinquency, did not represent a significant share of our total loan portfolio and, therefore, did not have a material impact on our total allowances for loan losses in these periods.

Net Services Fee Income

Our net services fee income was comprised of:

	As of December 31,		Change
	2018	2017	2018/2017
	(In thousands of Pesos, except percentages)
Deposit Accounts	2,209,321	2,334,411	(5.4)%
Loan Related	290,587	255,322	13.8%
Foreign transactions commissions	—	—	0.0%
Credit cards commissions	2,185,031	2,339,449	(6.6)%
Leasing commissions	100,594	97,913	2.7%
Other commissions	1,142,156	1,036,624	10.2%

	As of December 31,		Change December 31,
	2018	2017	2018/2017
	(In thousands of Pesos, except percentages)
Total Services fee income	5,927,689	6,063,719	(2.2)%
Services fee paid	1,364,684	1,178,993	15.7%
Exports and foreign currency transactions	53,496	41,434	29.1%
Total Services fee expenses	1,418,180	1,220,427	16.2%
Income from insurance activities	848,665	899,491	(5.7)%
NET SERVICES FEE INCOME	5,358,174	5,742,783	(6.7)%

2018 Compared to 2017

Net services fee income totaled Ps.5.4 billion in 2018, a 6.7% decrease compared to Ps.5.7 billion in 2017.

The decrease in our services fee income was driven mainly by (i) a decrease in deposit account commissions, (ii) a decrease in fees from credit and debit cards partially offset by an increase in other fees.

Service charges on deposit accounts are comprised principally of maintenance and transaction fees on checking and savings accounts. These fees decreased to Ps.2.2 billion in 2018 from Ps.2.3 billion in 2017.

Credit and debit card fees decreased to Ps.2.2 billion in 2018, from Ps.2.3 billion in 2017, reflecting lower average volumes of credit and debit cards as well as the reduction in credit card and debit card merchant discounted rates (“MDR”). MDR are commissions charged by the issuer of credit and debit cards on the amount of credit and debit card transactions. The maximum MDR for 2018 and 2017 was 1.85% and 2.0%, respectively, and the maximum debit card sales commissions for 2018 and 2017 was 1.0% and 0.9%, respectively.

Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce MDR on an annual basis. In this regard, the maximum MDR for 2017 and 2018 was 2.0%, and 1.85%, respectively, and expected to drop, to 1.65%, 1.50% and 1.30% in 2019, 2020 and 2021 and after, respectively. The maximum debit card sales commissions for 2017 and 2018 was 1.0%, and 0.90%, respectively, and expected to drop to 0.80%, 0.70% and 0.60%, in 2019, 2020 and 2021 and after, respectively.

Other commissions increased to Ps.1.1 billion in 2018, from Ps.1.0 billion in 2017, mainly due to the sales of products and services of Espacio Cordial.

Services fee expense increased 16.2%, to Ps.1.4 billion in 2018 from Ps.1.2 billion in 2017, primarily due to (i) higher commissions paid due to higher business volume, (ii) a 29.1%, or Ps.12.1 million increase in exports and foreign currency transactions.

Income from insurance activities

In 2018 Income from Insurance activities amounted to Ps.848.7 million in 2018, reflecting a 5.7% decrease from the Ps.899.5 million recorded in 2017 due to the decrease in credit related policies following Central Bank regulations that offset the increase in noncredit related policies.

This line item includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. At year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, following a Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and CCF are self-insuring against these risks and only contract new credit related insurances for mortgages loans Even though Supervielle Seguros launched new products in the period, such as Home Insurance, Technology Insurance and ATMs insurance and the Integral Insurance product for Entrepreneurs and SMEs, the new premiums could not offset the decrease in credit related premiums.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	As of December 31		Change December 31
	2018	2017	2018/2017
	(In thousands of Pesos, except percentages)
Salaries and social charges	6,506,885	6,668,299	(2.4)%
Other personnel expenses	2,271,695	2,067,939	9.9%

Total Personnel expenses	8,778,580	8,736,238	0.5%
Directors’ and statutory auditors’ fees	163,507	129,523	26.2%
Other professional fees	1,651,977	1,098,685	50.4%
Advertising and publicity	411,692	437,572	(5.9)%
Taxes	1,071,587	1,087,403	(1.5)%
Other	2,301,745	2,165,348	6.3%

Total Administration Expenses	5,600,508	4,918,531	13.9%

Total Personnel and Administration Expenses	14,379,088	13,654,769	5.3%

2018 Compared to 2017

In 2018 personnel administration expenses amounted to Ps.8.8 billion in 2018, reflecting a 0.5% increase from the Ps.8.7 billion recorded in 2017 as the decrease in the number of employees in the consumer finance segment was offset by inorganic growth from acquisitions.

The number of our employees was 5,307 compared to 5,320 as of December 31, 2017. See “Item 6. Directors, Senior Management and Employees—Employees—Compensation.”

Administration expenses totaled Ps.5.6 billion, a 13.9% increase compared to Ps.4.9 billion recorded in 2017. This increase was primarily due to (i) an increase in other professional fees (including audit, legal and other professional fees) to Ps.1.7 billion in 2018 from Ps.1.1 billion in 2017, (ii) a 6.3%, or Ps.136.4 million increase in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to Ps.2.3 billion in 2018. This increase was partially offset by (i) a 5.9% or Ps.25.9 million decrease in advertising and publicity which amounted Ps.411.7 million in 2018 and (ii) a 1.5% or Ps.15.8 million decrease in taxes which amounted Ps.1.1 billion in 2018.

Other Income/(Expenses), Net

2018 Compared to 2017

We had other expenses, net of Ps.1.8 billion for 2018, compared to Ps.2.3 billion in 2017. This was due to to higher turnover taxes which were more than offset by higher commissions earned from guarantee lines and higher gains from investment properties.

Other Comprehensive Income, net of tax

Other comprehensive income, net of tax totaled Ps.241.3 million compared to Ps.46.9 million in 2017. This reflects mainly the revaluation of real estate properties together with the difference between the amortized cost and the market value of financial instruments held for investments.

Income Tax

The corporate income tax rate in Argentina for fiscal years 2018 and 2017 was 30% and 35%, respectively. As per the tax reform passed by Congress in December 2017, the corporate tax rate for fiscal years 2018 and 2019 declined to 30% from 35% and will decline to 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, we began to recognize deferred tax assets and liabilities, which should result in an effective tax rate closer to the statutory tax rate.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. Income from proceeds from equity offerings temporarily retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years.

Income tax law in Argentina doesn’t allow the deduction of losses arising from exposures to changes in the purchasing power of the currency. As a consequence, the income tax could be payable even with net losses in the Income statement.

2018 Compared to 2017

The income tax charge in 2018 was Ps.1.0 billion compared to Ps.1.2 billion charged in 2017. The decrease was due to a lower income tax rate in effect for 2018, which is applied to the taxable income which among other adjustments does not include the loss from exposure to changes in the purchasing power of the currency.

Results by Segments

Our results by segments for the years ended December 31, 2018 and 2017 are shown in Note 35.e) to our audited consolidated financial statements.

The table below sets forth information regarding the financial statements and the results of our retail banking, corporate banking, treasury, consumer finance, insurance and asset management and other services business segments for the years ended December 31, 2018 and 2017.

	Grupo Supervielle S.A.
	For the year ended December 31, 2018
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Interest income	13,131,593	10,736,816	1,805,457	5,265,312	39,149	297,551	(859,636)	30,416,242
Interest expenses	(3,896,708)	(1,326,316)	(10,891,110)	(1,947,948)	—	(226,343)	875,065	(17,413,360)
Distribution of Income (Expense) for Treasury Funds (1)	746,366	(4,287,089)	3,540,723	—	—	—	—	—

Net interest income	9,981,251	5,123,411	(5,544,930)	3,317,364	39,149	71,208	15,429	13,002,882
Net income from financial instruments (NIFFI) at fair value through profit or loss	45,603	—	5,607,007	(584,895)	172,338	55,090	1,015,228	6,310,371
Exchange rate difference on gold and foreign currency	826,135	80,067	215,047	4,451	(5)	23,032	(22,022)	1,126,705

NIFFI and Exchange Rate Differences	871,738	80,067	5,822,054	(580,444)	172,333	78,122	993,206	7,437,076

Net Financial Income	10,852,989	5,203,478	277,124	2,736,920	211,482	149,330	1,008,635	20,439,958
Services fee income	3,522,097	540,213	26,331	1,440,166	—	440,723	(41,841)	5,927,689
Services fee expense	(801,044)	(67,045)	(55,342)	(492,776)	—	(20,899)	18,926	(1,418,180)
Income from insurance activities	—	—	—	—	666,954	—	181,711	848,665

Net Service Fee Income	2,721,053	473,168	(29,011)	947,390	666,954	419,824	158,796	5,358,174

Subtotal	13,574,042	5,676,646	248,113	3,684,310	878,436	569,154	1,167,431	25,798,132
Result from exposure to changes in the purchasing power of money	(1,192,909)	(1,537,428)	(1,015,651)	(575,725)	(259,689)	(121,061)	(1,312,538)	(6,015,001)
Other operating income	966,474	920,204	76,165	528,138	4,314	91,902	(113,639)	2,473,558
Loan loss provisions	(1,662,584)	(865,972)	(16,248)	(2,557,571)	—	(76,658)	—	(5,179,033)

Net Operating Income	11,685,023	4,193,450	(707,621)	1,079,152	623,061	463,337	(258,746)	17,077,656
Personnel expenses	(5,722,747)	(1,023,583)	(353,169)	(1,164,882)	(111,685)	(191,674)	(210,840)	(8,778,580)
Administration expenses	(3,674,773)	(474,633)	(184,528)	(934,095)	(151,893)	(195,517)	14,931	(5,600,508)
Depreciations and impairment of non-financial assets	(258,912)	(83,085)	(18,364)	(45,519)	(4,890)	(1,700)	(19,919)	(432,389)
Other operating expenses	(2,312,340)	(1,020,900)	(285,678)	(626,069)	(664)	(53,348)	(12,941)	(4,311,940)

Subtotal	(283,749)	1,591,249	(1,549,360)	(1,691,413)	353,929	21,098	(487,515)	(2,045,761)
Income for subsidiaries and joint ventures	—	—	—	(4,473)	—	—	4,473	—

	Grupo Supervielle S.A.
	For the year ended December 31, 2018
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Income/(loss) before taxes	(283,749)	1,591,249	(1,549,360)	(1,695,886)	353,929	21,098	(483,042)	(2,045,761)
Income tax	(219,356)	(413,415)	(90,217)	235,248	(153,460)	(38,152)	(331,536)	(1,010,888)
Net loss for the year	(503,105)	1,177,834	(1,639,577)	(1,460,638)	200,469	(17,054)	(814,578)	(3,056,649)

Net income (loss) for the year attributable to owners of the parent company	(476,637)	1,177,834	(1,639,577)	(1,460,638)	200,469	(17,054)	(812,400)	(3,028,003)
Net income (loss) for the year attributable to non-controlling interest	(26,468)	—	—	—	—	—	(2,178)	(28,646)
Other Comprehensive Income	(16,157)	123,287	121,040	207	(1,078)	—	14,274	241,573

Other comprehensive income attributable to parent company	(16,157)	123,287	121,040	207	(1,078)	—	14,023	241,322
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	251	251
Comprehensive Income (Loss)	(519,262)	1,301,121	(1,518,537)	(1,460,431)	199,391	(17,054)	(800,304)	(2,815,076)

Comprehensive income (loss) for the year attributable to owners of the parent company	(492,794)	1,301,121	(1,518,537)	(1,460,431)	199,391	(17,054)	(798,377)	(2,786,681)
Comprehensive income (loss) for the year attributable to non-controlling interest	(26,468)	—	—	—	—	—	(1,927)	(28,395)

	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	4,706,116	325,248	28,505,898	61,414	3,135	582,102	(496,360)	33,687,553
Debt Securities at fair value through profit or loss	—	—	14,941,290	—	100,041	70,784	—	15,112,115
Loans and other financing	30,785,552	38,850,543	2,824,590	6,411,427	459,404	602,207	(2,725,259)	77,208,464
Other assets	1,141,320	80,182	5,663,252	1,735,186	372,487	630,880	6,102,557	15,725,864
Total Assets	36,632,988	39,255,973	51,935,030	8,208,027	935,067	1,885,973	2,880,938	141,733,996
Liabilities
Deposits	51,679,015	9,420,938	32,906,386	1,667,995	—	—	(768,320)	94,906,014
Financing received from the Argentine Central Bank and other financial institutions	10,828	7,212,869	786,362	2,542,577	—	184,546	(2,704,345)	8,032,837
Unsubordinated negotiable Obligations	—	—	7,418,947	1,304,004	—	51,116	533,104	9,307,171
Other Liabilities	3,192,162	1,010,667	1,938,464	1,725,794	387,267	1,128,369	3,137,177	12,519,900
Total Liabilities	54,882,005	17,644,474	43,050,159	7,240,370	387,267	1,364,031	197,616	124,765,922

(1)	These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

	For the year ended December 31, 2017
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt and Other Services	Adjustments	Consolidated Total
Interest income	10,066,299	5,976,487	1,397,697	5,453,694	—	—	(629,346)	22,264,831
Interest expenses	(2,429,498)	(293,503)	(4,547,332)	(1,721,411)	—	(19)	682,098	(8,309,665)
Distribution of Income (Expense) for Treasury Funds (1)	1,730,815	(3,415,120)	1,684,305	—	—	—	—	—
Net interest income	9,367,616	2,267,864	(1,465,330)	3,732,283	—	(19)	52,752	13,955,166
Net income from financial instruments (NIFFI) at fair value through profit or loss	(18,791)	—	2,876,573	(412,659)	153,099	42,195	905,230	3,545,647
Exchange rate difference on gold and foreign currency	237,560	(67,938)	211,820	5,432	—	1,190	5,048	393,112
NIFFI and Exchange Rate Differences	218,769	(67,938)	3,088,393	(407,227)	153,099	43,385	910,278	3,938,759
Net Financial Income	9,586,385	2,199,926	1,623,063	3,325,056	153,099	43,366	963,030	17,893,925
Service fee income	3,719,832	734,603	27,297	1,118,895	—	333,620	129,472	6,063,719
Service fee expense	(812,597)	(38,732)	(28,615)	(115,779)	—	—	(224,704)	(1,220,427)
Income from insurance activities	—	—	—	—	639,524	—	259,967	899,491
Net Service Fee Income	2,907,235	695,871	(1,318)	1,003,116	639,524	333,620	164,735	5,742,783
Subtotal	12,493,620	2,895,797	1,621,745	4,328,172	792,623	376,986	1,127,765	23,636,708
Result from exposure to changes in the purchasing power of money	(616,471)	(749,946)	(305,043)	(171,901)	(141,417)	(26,325)	(580,152)	(2,591,255)
Other operating income	1,174,305	393,281	94,700	896,005	3,179	(2,451)	(720,995)	1,838,024
Loan loss provisions	(1,407,882)	(289,347)	(6,874)	(2,324,630)	—	—	(4,454)	(4,033,187)
Net Operating Income	11,643,572	2,249,785	1,404,528	2,727,646	654,385	348,210	(177,836)	18,850,290
Personnel expenses	(5,801,979)	(1,074,860)	(397,063)	(1,227,028)	(109,876)	(60,539)	(64,893)	(8,736,238)
Administration expenses	(3,516,643)	(444,892)	(210,404)	(1,116,313)	(139,651)	(15,940)	525,312	(4,918,531)
Depreciations and impairment of non-financial assets	(383,239)	(84,659)	(99,302)	(49,988)	(4,566)	(173)	(61)	(621,988)
Other operating expenses	(2,596,100)	(668,837)	(228,784)	(626,902)	(1,689)	(13,510)	(21,002)	(4,156,824)
Subtotal	(654,389)	(23,463)	468,975	(292,585)	398,603	258,048	261,520	416,709
Income for subsidiaries and joint ventures	—	—	—	6,768	—	—	(6,768)	—
Income / (Loss) before Taxes	(654,389)	(23,463)	468,975	(285,817)	398,603	258,048	254,752	416,709
Income tax	(120,218)	(144,883)	(379,043)	(258,905)	(159,238)	(98,045)	(11,637)	(1,171,969)
Net income (loss) for the year	(774,607)	(168,346)	89,932	(544,722)	239,365	160,003	243,115	(755,260)
Net income (loss) for the year attributable to owners of the parent company	(775,453)	(168,346)	89,932	(544,722)	239,365	160,003	244,851	(754,370)
Net loss for the year attributable to non-controlling interest	846	—	—	—	—	—	(1,736)	(890)

Other Comprehensive Income	4,549	5,122	1,878	(72)	37,648	—	(2,243)	46,882
Other comprehensive income attributable to the parent company	4,549	5,122	1,878	(72)	37,648	—	(2,256)	46,869
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	13	13

Comprehensive Income (Loss)	(770,058)	(163,224)	91,810	(544,794)	277,013	160,003	240,872	(708,378)
Comprehensive income (loss) for the year attributable to owners of the parent company	(770,904)	(163,224)	91,810	(544,794)	277,013	160,003	242,595	(707,501)
Comprehensive income (loss) for the year attributable to non-controlling interest	846	—	—	—	—	—	(1,723)	(877)

	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt and Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	4,132,699	384,037	11,769,085	107,691	4,447	352	-13,387	16,384,924
Debt Securities at fair value through profit or loss	—	—	16,285,616	111,979	—	—	440,330	16,837,925

	For the year ended December 31, 2017
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt and Other Services	Adjustments	Consolidated Total
Loans and other financing	31,805,596	44,801,483	3,336,981	9,824,802	140,953	25,564	2,826,709	87,108,670
Other assets	623,355	17,877	7,741,867	2,113,635	750,829	283,211	3,367,857	14,898,631

Total Assets	36,561,650	45,203,397	39,133,549	12,158,107	896,229	309,127	968,091	135,230,150
Liabilities
Deposits	52,021,850	6,814,206	23,662,029	1,040,635	—	—	(253,737)	83,284,983
Financing received from the Argentine Central Bank and other financial institutions	9,618	4,064,831	909,178	285,637	—	—	(63,498)	5,205,766
Unsubordinated negotiable Obligations	—	—	9,499,207	2,822,175	—	—	359,855	12,681,237
Other Liabilities	5,053,328	1,266,538	7,412,959	6,198,430	360,637	132,543	(6,658,039)	13,766,396
Total Liabilities	57,084,796	12,145,575	41,483,373	10,346,877	360,637	132,543	(6,615,419)	114,938,382

(1)	These amounts are calculated based on tunds segments use or provide and net zero in the consolidation process.

Below is a discussion of our results of operations by segments for the years ended December 31, 2018 and 2017.

Retail Banking

Attributable Comprehensive Income in 2018 recorded a Ps.398.6 million loss, compared to a Ps.770.9 million loss in 2017.

The main factors explaining the decrease were: (i) Ps.1.2 billion loss from exposure to changes in the purchasing power of money compared to a Ps.616.5 million loss in 2017, (ii) a Ps.254.7 million increase in loan loss provisions to Ps.1.7 billion from Ps.1.4 billion in 2017, (iii) a Ps.186.2 million decrease in net services fee income, to Ps.2.7 billion from Ps.2.9 billion, (iv) a Ps.99.1 million increase in income tax, to Ps.219.4 million from Ps.120.2 million and (v) a Ps.16.2 million loss recorded in Other Comprehensive Income from Ps.4.5 million gain in 2017 mainly due to the revaluation of real estate properties. These factors were partially offset by: (i) a Ps.1.3 billion increase in Net Financial Income to Ps.10.9 billion from Ps.9.6 billion, (ii) a Ps.45.4 million decrease in Personnel and Administration expenses, to Ps.9.7 billion, and (iii) a Ps.75.9 million decrease in Other Expenses, net, to Ps.1.3 billion from Ps.1.4 billion

Result from exposure to changes in the purchasing power of money for 2018 totaled a Ps.1.2 billion loss, from the Ps.616.5 million loss recorded in 2017. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 47.6% increase in consumer price index in 2018, compared to a 24.8% increase in 2017.

Loan loss provisions totals Ps.1.7 billion from Ps.1.4 billion in 2017. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year.

Retail loans showed an NPL ratio of 3.3% as of December 31, 2018, increasing from 2.8% as of December 31, 2017. This was mainly driven by an increase in the personal loans NPL ratio to 3.5% in December 2018, from 2.9% in December 2017 and an increase in the credit cards NPL ratio to 3.8% in December 2018, from 3.4%

In 2018 Net Financial Income totaled Ps.10.9 billion, a 13.2% increase from Ps.9.6 billion in 2017. This increase was mainly due to (i) a 6.6% increase to Ps.10.0 billion in Net Interest Income, as a result of higher volumes and interest rates of Mortgages (ii) a Ps.45.6 million in Net Income from financial instruments at fair value through profit or loss compared to Ps.18.8 million loss in 2017 and (ii) a 247.8% increase to Ps.826.1 million in Exchange rate differences.

Net services fee income totaled Ps.2.7 billion in 2018, a 6.4% decrease compared to Ps.2.9 billion in 2017. This reflects lower average volumes of credit and debit cards as well as the reduction in credit card and debit card merchant discounted rates (“MDR”). MDR are commissions charged by the issuer of credit and debit cards on the amount of credit and debit card transactions. The maximum MDR for 2018 and 2017 was 1.85% and 2.0% respectively and the maximum debit card sales commissions for 2018 and 2017 was 1.0% and 0.9% respectively.

Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce MDR on an annual basis. In this regard, the maximum MDR for 2017 and 2018 was 2.0%, and 1.85% since January 1, 2018 respectively and dropping to 1.65%, 1.50% and 1.30% in 2019, 2020 and 2021 and after, respectively. The maximum debit card sales commissions for 2017 and 2018 was 1.0%, and 0.90% since January 1, 2018 respectively and declining to 0.80%, 0.70% and 0.60%, in 2019, 2020 and 2021 and after, respectively.

In 2018, the retail banking segment’s loan and financing portfolio totaled approximately Ps.30.8 billion compared to Ps.31.8 billion in 2017. In 2018, retail deposits amounted to Ps.51.7 billion, a 0.7% decrease from the Ps.52.0 billion in 2017.

Corporate Banking

Attributable Comprehensive Income in 2018 was Ps.1.3 billion, compared to a Ps.163.2 million loss in 2017.

The main factors explaining the increase were: (i) a Ps.3.0 billion increase in Net Financial Income to Ps.5.2 billion from Ps.2.2 billion, (ii) a Ps.23.1 million decrease in Personnel and Administration expenses, to Ps.1.6 billion, (iii) a Ps.174.9 million decrease in Other Expenses, net, to Ps.100.7 million from Ps.275.6 million, and (iv) a Ps.123.3 million in Other Comprehensive Income from Ps.5.1 million in 2017 mainly due to the revaluation of real estate properties. These factors were partially offset by (i) a Ps.1.5 billion loss from exposure to changes in the purchasing power of money compared to Ps.749.9 million loss in 2017, (ii) a Ps.576.6 million increase in loan loss provisions to Ps.866.0 million from Ps.289.3 million in 2017, (iii) a Ps.222.7 million decrease in net services fee income, to Ps.473.2 million from Ps.695.9 million, and (iv) a Ps.268.5 million increase in income tax, to Ps.413.4 million from Ps.144.9 million.

In 2018 Net Financial Income totaled Ps.5.2 billion, a 136.5% increase from Ps.2.2 billion in 2017. This increase was mainly due to (i) a 125.9% increase to Ps.5.1 billion in Net Interest Income, (ii) an Ps.80.1 million gain in in Exchange rate differences compared to a loss of Ps.67.9 million in 2017.

Result from exposure to changes in the purchasing power of money for 2018 totaled a Ps.1.5 billion loss, from the Ps.749.9 million loss recorded in 2017. This reflects the loss in the purchasing power of money to which our net monetary assets are exposed as a result of the 47.6% increase in consumer price index in 2018, compared to a 24.8% increase in 2017.

Loan loss provisions totals Ps.866.0 million from Ps.289.3 million in 2017. This is explained as a result of an increase in delinquency ratios. The delinquency ratio increase is mainly explained by economic downturn in Argentina, with GDP contracting 2.5%, and inflation reaching 46.7% which also led to a high interest rate environment with average BADLAR increasing 1,370 basis points in 2018 to 34.3% compared to 20.6% in 2017 and reaching and average of 50.2% in the fourth quarter. The corporate segment has had a historically low NPL ratio, being 0.2% as of December 31, 2017. However, as macroeconomic conditions worsened and interest rates rose throughout the year, the NPL ratio increased to 1.1% as of December 31, 2018 leading some companies to restraints in their cash flow and impairing their ability to repay their loans. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year.

Corporate loans showed an NPL ratio of 1.1% as of December 31, 2018, increasing from 0.2% as of December 31, 2017, mainly due to deteriorated macroeconomic conditions which impacted negatively SME and middle-market companies’ profits and cash flows.

In 2018, the corporate banking segment’s loan and financing portfolio totaled Ps.39.0 billion compared to Ps.44.8 billion in 2017 reflecting lower credit demand following the recession recorded in 2018.

In 2018, corporate deposits amounted to Ps.9.4 billion, a 38.3% increase from the Ps.6.8 billion in 2017.

Treasury

Attributable Comprehensive Income in 2018 recorded a Ps.1.5 billion loss, compared to Ps.91.8 million gain in 2017. The Ps.1.6 billion decline in attributable comprehensive income in 2018 is explained by (i) a 82.9% or Ps.1.3 billion decrease in net financial income, (ii) a Ps.1.0 billion loss from exposure to changes in the purchasing power of money, and (iii) a Ps.29.0 million loss in Net Fee Income. These factors were partially offset by: (i) a Ps.150.7 million decrease in Personnel and Administration expenses to Ps.556.1 million in 2018 compared to Ps.706.8 million in 2017, (ii) a Ps.208.8 million decrease in Income Tax to Ps.90.2 million from Ps.379.0 million in 2017.

In 2018 Net Financial Income totaled Ps.277.1 million, an 82.9% decrease from Ps.1.6 billion in 2017. This decrease was mainly due to (i) a Ps.5.5 billion loss in Net Interest Income compared to Ps.1.5 billion loss in 2017. This was partially offset by a 94.9% or Ps.2.7 billion increase to Ps.5.6 billion in Net Income from financial instruments at fair value through profit or loss.

The treasury segment’s securities at fair value through profit or loss amounted to Ps.14.9 billion in 2018, a 8.3% increase from Ps.16.3 billion recorded in 2017 reflecting higher holdings of securities issued by the Central Bank. The treasury segment’s cash and due from banks amounted to Ps.28.5 billion in 2018, a 142.2% increase from Ps.11.8 billion recorded in 2018 reflecting the increase in minimum cash reserve requirements.

Consumer Financing

Attributable Comprehensive Income in 2018 recorded a Ps.1.5 billion loss, compared to a Ps.544.8 million loss in 2017.

The main factors explaining the decrease were: (i) a Ps.588.1 million decrease in Net Financial Income to Ps.2.7 billion compared to Ps.3.3 billion in 2017, (ii) a Ps.575.7 million loss from exposure to changes in the purchasing power of money compared to Ps.171.9 million loss in 2017, (iii) a Ps.232.9 million increase in loan loss provisions to Ps.2.6 billion from Ps.2.3 billion in 2017, (iv) a Ps.55.7 million decrease in net services fee income, to Ps.947.4 million from Ps.1.0 billion, and (v) a Ps.97.9 million loss in Other Expenses, net, compared to Ps.269.1 million gain in 2017. These factors were partially offset by: (i) a Ps.248.8 million decrease in Personnel and Administration expenses, to Ps.2.1 billion from Ps.2.4 billion mainly due to the decrease in the number of employees in the segment, and (ii) a Ps.235.2 million tax loss carry forward recorded in 2018 compared to an income tax of Ps.258.9 million in 2017.

In 2018 Net Financial Income totaled Ps.2.7 billion, a 17.7% decrease from Ps.3.3 billion in 2017. This decrease was mainly due to (i) a 11.1% decrease to Ps.3.3 billion in Net Interest Income as a result of the decrease in average volumes reflecting the tightening of credit scoring metrics in the segment and the increase in the cost of fund as a result of the increase in market interest rates, and (ii) a Ps.584.9 million losses from financial instruments at fair value through profit or loss compared to Ps.412.7 million loss in 2017.

Result from exposure to changes in the purchasing power of money for 2018 totaled a Ps.575.7 million loss, from the Ps.171.9 million loss recorded in 2017. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 47.6% increase in consumer price index in 2018,

Loan loss provisions totaled Ps.2.6 billion from Ps.2.3 billion in 2017. This is explained mainly due to an increase in delinquency ratios. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality, which was also affected by an increase in unemployment (rising from 7.2% at the beginning of the year to 9.1% as of year-end). Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the Financial Statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year.

The consumer finance segment NPL ratio increased to 19.4% in December 2018 from 14.7% in 2017 mainly as a result of an increase in the personal loans NPL ratio to 26.0% as of December 31, 2018 from 18.7% as of December 31, 2017.

In the Consumer Finance Segment higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, we tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in NPL creation levels in 3Q18 compared to 2Q18. However very high levels of inflation in 4Q18 caused NPL creation to increase above the 3Q18 levels but remaining below the 2Q18 peak.

The consumer financing segment’s loan and other financings portfolio totaled approximately Ps.6.4 billion at December 31, 2018 decreasing 34.8% from 2017. This reflects the tightening of credit scoring metrics in the segment following the sudden changes in key macroeconomic variables together with lower consumer credit demand due to high interest rates and lower consumer sentiment.

Insurance

Attributable Comprehensive Income totaled Ps.199.4 million in 2018 compared to Ps.277.0 million in 2017. This was due to (i) the decrease in credit related policies following Central Bank regulations that offset the increase in non credit related policies, (ii) a 5.6% increase to Ps.263.6 million in personnel and administrative expenses and (iii) a Net loss from exposure to changes in the purchasing power of the currency of -Ps.259.7 million compared to a net loss of Ps.26.3 million in 2017. This was partially offset by a 38.1% increase to Ps.211.5 million in Net Financial Income due to investments in financial instruments

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle is only contracting new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products including; Home Insurance, Technology Insurance and ATMs insurance and an Integral Insurance product for Entrepreneurs and SMEs.

Asset Management and Other Services

Attributable Comprehensive Income recorded a Ps.17.1 million loss in 2018 compared to Ps.160.0 million gain in 2017.

The decrease in 2018 was mainly driven by (i) the 407.3% or Ps.312.2 million increase personnel and Administration expenses due to the higher employee base as a result of the acquisition of MILA and IOL in 2018,

See “Item 4.B Business Overview.”, (ii) a Ps.121.1 million loss from exposure to changes in the purchasing power of the currency compared to Ps.26.3 million loss in 2017 and (iii) a Ps.76.7 million recorded in Loan Loss Provision as a result of the residual portfolio of Mila held at the moment of the acquisition. These were partially offset by (i) a Ps.106.0 million increase in Net Financial Income to Ps.149.3 million from Ps.43.4 million in 2017 (ii) Ps.38.6 million gain recorded in Other operating Income, net compared to a net loss of Ps.16.0 million in 2017 and (iii) Ps.25.8% or Ps.86.2 million increase in Net Service Fee Income to Ps.419.8 million in 2018.

Adjustments

Financial expenses and other results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes, and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income. Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable comprehensive income recorded a Ps.755.8 million loss in 2018, and Ps.244.8 million gain in 2017.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,				As of January 1st,
	2018		2017		2017
	Amount	%	Amount	%	Amount	%
	(in thousands of Pesos, except percentages)
Cash and due from banks	33,687,553	23.8%	16,384,924	12.1%	14,795,794	14.8%
Debt Securities at fair value through profit or loss	15,112,115	10.7%	16,837,925	12.5%	782,547	0.8%
Loans and other financing	77,208,464	54.5%	87,108,670	64.4%	69,996,876	69.9%
Other assets (1)	15,725,864	11.1%	14,898,631	11.0%	14,545,522	14.5%

Total	141,733,996	100.0%	135,230,150	100.0%	100,120,739	100.0%

(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.141.7 billion total assets as of December 31, 2018, Ps.139.7 billion, equivalent to 96.2% of the total, corresponded to the Bank and CCF. As of December 31, 2018, our total direct exposure to the non-financial public sector amounted to Ps.19.4 billion. Our exposure to the non financial public sector is primarily composed of our holdings of government securities, which as of December 31, 2018 amounted to Ps.19.3 million.

Item 5.B	Liquidity and Capital Resources

Our main source of liquidity is the Bank’s deposit base. The Bank and CCF also securitize portions of their loan portfolios to generate liquidity for their operations. CCF also receives deposits and interbank calls and issues short-term debt securities in the Argentine capital markets for financing. Additionally, long-term financing and capital contributions enable us to cover most of our liquidity requirements.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the two years ended December 31, 2018 and 2017, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
Net loss for the year	(3,056,649)	(755,260)
Adjustments to obtain flows from operating activities:
Income tax	1,010,888	1,171,969
Depreciation and impairment of property and equipment	432,389	621,988

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
Loan loss provisions	5,179,033	4,033,187
Results from exposure to changes in the purchasing power of money	9,327,946	11,441,536
Exchange rate difference on gold and foreign currency	(1,126,705)	(393,112)
(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(5,979,152)	(5,820,127)
Derivatives	23,816	12,412
Repo transactions	4,945,864	(4,945,864)
Loans and other financing
To the non-financial public sector	15,341	(40,209)
To the other financial entities	187,807	124,440
To the non-financial sector and foreign residents	4,526,249	(21,229,212)
Other debt securities	(3,781,204)	3,272,856
Financial assets in guarantee	(85,998)	778,173
Investments in equity instruments	58,477	(62,684)
Other assets	2,033,926	(651,037)
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	1,993,292	4,345,037
Financial sector	2,053	2,281
Private non-financial sector and foreign residents	9,625,687	12,861,955
Derivatives	94,222	—
Repo operations	—	(1,088,747)
Liabilities at fair value with changes in results	268,086	—
Other liabilities	(1,729,887)	1,114,879
Income Tax paid	(1,323,633)	(1,313,394)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	3,985,956	(18,099,931)
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(1,263,758)	(961,388)
Purchase of liabilities and equity instruments issued by other entities	(208,252)	(109,082)
Purchase of investments in subsidiaries	(1,838,080)	—
Collections:
Disposals related to PPE, intangible assets and other assets	213,403	689,922
NET CASH USED IN INVESTING ACTIVITIES (B)	(3,096,687)	(380,548)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Changes in investments in subsidiaries that do not result in control loss	(436)	—
Financing received from local financial institutions	(68,373,253)	(63,870,306)
Unsubordinated negotiable obligations	(7,553,375)	(1,731,483)
Subordinated negotiable obligations	(12,985)	(1,527,772)
Dividends	(328,363)	(110,758)
Collections:
Unsubordinated negotiable obligations	4,179,312	10,637,195

	Grupo Supervielle S.A.
	As of December 31,
	2018	2017
Financing received from Argentine Financial Institutions	71,200,324	65,914,745
Contributions from shareholders	—	9,168,249
NET CASH (USED IN)/ PROVIDED BY FINANCING ACTIVITIES (C)	(888,776)	18,479,870
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	15,342,947	14,032,791
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	15,343,440	14,032,182
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	31,633,118	17,600,936
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	46,976,558	31,633,118

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures for 2019.

Cash Flows from Operating Activities

In 2018, operating activities provided Ps.4.0 billion of net cash, compared to Ps.18.1 billion of net cash used in 2017. Net decrease in loans amounted to Ps.4.7 billion in 2018, compared to an increase of Ps.21.1 billion in 2017. Net operating income from debt securities and derivatives increased to Ps.4.8 billion in 2018 from Ps.7.5 billion in 2017. Net increase in deposits amounted to Ps.11.6 billion in 2018, compared to a net increase of Ps.17.2 billion in 2017.

Cash Flows from Investing Activities

In 2018, we used Ps.3.1 billion of net cash in our investing activities, compared to Ps.380.5 million of net cash used in 2017. In 2018, funds used in investing activities for purchase of investments in subsidiaries were Ps.1.8 billion.

Cash Flows from Financing Activities

In 2018, net cash used in financing activities was Ps.888.8 million, compared to Ps.18.5 billion in 2017.

In 2018, funds used to make payments of unsubordinated negotiable obligations was Ps.3.4 billion, compared to Ps.8.9 million provided for financing activities in 2017. Funds provided by subordinated negotiable obligations was Ps.13.0 million in 2018, compared to Ps.1.5 billion used for financing activities in 2017. Funds borrowed from foreign financial institutions to increase our financing was Ps.2.8 billion in 2018, compared to Ps.2.0 billion provided for financing activities in 2017. In 2018 and 2017, net cash used in dividends payments was Ps.328.4 million and Ps.110.8 million, respectively. In 2017 we received contributions from shareholders for Ps.9.2 billion.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2018 and 2017, and January 1, 2017:

	As of December 31,		As of January 1st,
	2018	2017	2017
	(in thousands of Pesos, except percentages)
From the non-financial public sector	11,105,477	9,112,185	4,767,148
% of deposits	11.7%	10.9%	7.2%
From the financial sector	25,236	23,183	20,902
% of deposits	0.0%	0.0%	0.0%

	As of December 31,		As of January 1st,
	2018	2017	2017
	(in thousands of Pesos, except percentages)
From the non-financial private sector and foreign residents
Checking accounts	6,687,156	8,385,982	7,944,769
% of deposits	7.0%	10.1%	12.0%
Savings accounts	25,121,674	27,536,021	20,730,965
% of deposits	26.5%	33.1%	31.4%
Special checking accounts	21,737,965	16,136,060	3,579,702
% of deposits	22.9%	19.4%	5.4%
Time deposits	25,794,300	19,215,905	21,556,972
% of deposits	27.2%	23.1%	32.6%
Investment accounts	1,390,000	376,496	690,957
% of deposits	1.5%	0.5%	1.0%
Others	2,192,556	1,846,348	6,468,648
% of deposits	2.3%	2.2%	9.8%
Interest and differences in exchange rates payable	851,650	652,803	315,646
% of deposits	0.9%	0.8%	0.5%

Total	94,906,014	83,284,983	66,075,709

2018 Compared to 2017

Total deposits increased 14.0% in 2018. Total deposits from the non-financial private sector increased 13.0% to represent 88% of our total deposits as of December 31, 2018. Total deposits from the non-financial public sector increased 21.9% to represent 12% of our total deposits as of December 31, 2018.

Private sector deposits in savings accounts and checking accounts decreased 8.8% and 20.3%, respectively. Time deposits and special checking accounts increased 34.2% and 34.7%, respectively, in 2018.

Retail branch deposits plus senior citizens deposits represented 44% of total deposits as of December 2018, compared with 54% as of December 31, 2017, mainly reflecting the increase in wholesale and institutional deposits to fund investments in Central Bank 7-day LELIQS.

Financings

Banco Supervielle S.A.

On April 25, 2013, the Shareholders of the Bank, approved the creation of a Global Program for the Issuance of Notes (the “Program”) for up to a maximum amount of Ps.500 million, which was subsequently increased by the shareholders’ of the Bank, for up to Ps.2.5 billion.

Global Program for the Issuance of Medium-Term Notes for up to U.S.$.800,000,000

On September 22, 2016, the Shareholders of the Bank approved the creation of a Global Program for the Issuance of Notes for up to a maximum amount of U.S.$800 million. The Program was authorized by the CNV through Resolution No.18,376 dated November 24, 2016.

On March 6, 2018, the Shareholders of the Bank approved the increase of the amount of the Program for up to a maximum amount of U.S.$.2.3 billion. The Program was authorized by the CNV Resolution No.19,470 dated April 16, 2018.

On December 21, 2018, the Board of Directors approved the issuance of notes under the aforementioned Program for an amount of up to Ps.3 billion. Here are the main terms and conditions of the issue:

Series: F

Amount: Ps.3,899,161,779

Due date: November 4, 2019

Interest rate: Floating Badlar of Private Banks + 4.85%

Interest payment date: Interest accrued by the notes will be paid on a three-month basis making the first payment on May 4, 2019.

Amortization: bullet.

Applicable law and jurisdiction: Argentina.

Cordial Compañía Financiera S.A: Program for the Issuance of notes

On April 25, 2013, the Shareholders of CCF approved the creation of a Global Program for the Issuance of Notes (the “CCF Program”) for up to a maximum amount of up to Ps.500 million. The Program was authorized by the CNV through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders of CCF approved the Increase of the total amount of the Program to a nominal value of up to Ps.1 billion. That increase was authorized by the CNV Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017, the shareholders of CCF approved the increase of the maximum amount of the CCF Program for up to Ps.2.5 billion. The CNV’s Board approved the program’s grow up by Resolution No. 18,608 on April 12, 2017.

As of December 31, 2018, 2017 and January 1, 2017, the amounts outstandings and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows (in Ps.million):

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2018	12/31/2017	01/01/2017
Grupo Supervielle Series XIII	01/31/2014	01/31/2019	Badlar + Spread 6,25%	28.0	37.8	46.9
Grupo Supervielle Series XX	07/28/2015	01/28/2017	Mixed	—	—	249.2
Banco Supervielle Series V	11/20/2015	05/20/2017	Badlar + Spread 4,5%	—	—	643.9
Banco Supervielle Series VI	10/12/2016	10/12/2016	Badlar + Spread 3,5%	—	658.0	817.3
Banco Supervielle Series VI	11/17/2016	11/17/2017	Badlar + Spread 3,5%	—	—	510.0
Banco Supervielle Series A	02/09/2017	08/09/2020	Badlar + Spread 4,5%	4,200.6	7,256.6	—
Banco Supervielle Series B	12/22/17	12/22/2019	Floating TM20 + Spread 3,25%	600.2	930.6	—
Banco Supervielle Series C	12/22/17	12/22/2021	Badlar + Spread 4,25%	667.2	976.1	—
Banco Supervielle Series D	02/14/18	08/14/2019	Badlar + Spread 3,5%	768.9	—	—
Banco Supervielle Series E	02/14/18	02/14/2023	Badlar + Spread 4,05%	1,687.2	—	—
Cordial Compañía Financiera Series IX	10/06/2015	04/06/2017	Badlar + Spread 5,95%	—	—	174
Cordial Compañía Financiera Series X	05/19/2016	11/19/2017	Badlar + Spread 5,5%	—	—	377.8
Cordial Compañía Financiera Series XI	10/25/2016	04/24/2018	Badlar + Spread 3,57%	—	309.7	386.9
Cordial Compañía Financiera Series XII	12/23/2016	12/23/2017	Fixed 24,90%	—	—	287.3
Cordial Compañía Financiera Series XIII	12/23/2016	06/23/2018	Badlar + Spread 4%	—	225.1	282.1
Cordial Compañía Financiera Series XIV	05/11/2017	05/11/2019	Badlar + Spread 3,5%	397.6	850.7	—
Cordial Compañía Financiera Series XV	08/24/2017	02/23/2019	Badlar + Spread 3,75%	365.4	625.2	—
Cordial Compañía Financiera Series XVI	11/22/2017	11/21/2019	Floating TM20 + Spread 4,25%	541.0	811.5	—
Micro Lending Series II	08/16/2016	08/16/2019	Badlar + Spread 5%	20.0	—	—

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2018	12/31/2017	01/01/2017
Micro Lending Series III	10/04/2017	10/05/2020	Badlar + Spread 7%	31.1	—	—

Total				9,307.2	12,681.3	3,775.4

During 2018, the Bank and CCF have made partial repurchases of their outstanding negotiable obligations. On October 18, 2018 and January 24, 2019 the Banks reduced Ps.618.0 million and Ps.254.9 million respectively of the total amount outstanding of the negotiable obligations Class A, BADLAR Private Banks + 4.50% with maturity on 2020.

a. Subordinated notes

Program for the issuance of notes for up to nominal value Ps.750 million (increased to Ps.2 billion)

As of March 25, 2013, the Bank’s shareholders approved the creation of a Global Program for the issuance of notes for up to a maximum amount of Ps.750 million. On April 15, 2016, the Shareholders of the Bank approved the increase the maximum amount of the Program to Ps.2 billion or its equivalent in foreign currency, passed by Resolution No. 18,224 from the CNV on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2018, 2017 and January 1, 2017 (in US.$ million):

Issuance date	Currency	Denomination	Amount	Amortization	Term	Maturity date	Rate	Book Value
								12/31/2018	12/31/2017	01/01/2017
11/11/2010	U.S.$	I	50.0	100% at mat,	84 Months	11/11/2017	11,375%	—	—	1,475.3
08/20/2013	U.S.$	III	22.5	100% at mat,	84 Months	08/20/20	7%	871.6	637.4	670.0
11/18/2014	U.S.$	IV	13.4	100% at mat,	84 Months	11/18/21	7%	512.2	375.3	395.2

Total								1,383.8	1,012.7	2,540.5

On August 6, 2018, the Board of Directors resolved to request the CNV the Bank’s registration as a frequent issuer of negotiable obligations, and it’s consequent authorization to issue negotiable obligations under the aforementioned regime, in the terms set forth in the Resolution and submitting before said body all the necessary documentation for such purposes.

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,		As of January 1st,
	2018	2017	2017
	(in thousands of Pesos, except percentages)
Shareholders’ equity attributable to owner of the parent company	16,953,987	20,069,467	11,719,477
Average shareholders’ equity(1)	19,150,644	16,214,538	12,504,925
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	12.0%	14.8%	11,7%
Average shareholders’ equity as a percentage of average total assets	12.3%	12.8%	12,0%
Total liabilities as a multiple of total shareholders’ equity	7.4x	5.7x	7,5x
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	10.2%	14.6%	11,1%

(1)	Calculated on a daily basis.
(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and CCF’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31, (3)
	2018	2017	2016
Total Capital
Tier 1 Capital
Paid in share capital common stock	771,965	744,386	638,283
Share premiums	5,481,234	4,647,818	2,058,921
Disclosed reserves and retained earnings	4,602,483	3,173,755	2,248,406
Non-controlling interests	63,044	78,582	32,743
IFRS Adjustments	(472,796)	—	—
100% of results	1,133,354	1,088,388	531,223
50% of positive results	268,581	170,170	197,063
Sub-Total: Gross Tier I Capital	11,847,865	9,903,099	5,706,639
Tier 2 Capital
General provisions/general loan-loss reserves 50%	784,727	588,073	389,142
Subordinated term debt	379,212	325,183	389,743
Sub-Total: Tier 2 Capital	1,163,939	913,256	778,885
Deduct:
All Intangibles	406,460	312,589	281,112
Pending items	96,480	40,798	30,693
Other deductions	364,858	32,805	26,866
Total Deductions	867,798	386,192	338,671
Total Capital	12,144,006	10,430,163	6,146,853
Credit Risk weighted assets(1)	79,580,781	60,939,300	39,678,311
Risk weighted assets(2)	101,933,777	75,301,392	49,168,958
Tier 1 Capital / Credit risk weighted assets	13.8%	15.6%	13.5%
Tier 1 Capital / Risk weighted assets	10.8%	12.6%	10.9%
Regulatory Capital / Credit risk weighted assets	15.3%	17.1%	15.5%
Regulatory Capital / Risk weighted assets	11.9%	13.9%	12.5%

(1)	Credit Risk weighted assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operation al risk.
(2)	Risk weighted assets is calculated by multiplying the operational risk and market risk by 12.5 and adding the credit risk weighted assets.
(3)	Nominal value without inflation adjustment.

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

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “Item 4.B Business Overview—Technology” in our 2018 Form 20-F.

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

Related to Argentina

As regards the international economic scenario, one of the risks is deceleration of world growth. The outlook is not favorable as the world economy is expected to grow in 2019 by 3.5% (revised downwards in January as compared to IMF estimates of October) which would imply a deceleration of the growth estimated for this year. What could mitigate the deceleration of the world growth rate and, mainly of the United States, is the decline in the market expectations with respect to the rise in interest rates by the U.S. Federal Reserve Bank in 2019. As for Brazil, Argentina’s main trade partner, an acceleration is expected in growth of approximately 2.5% (as compared to 1.3% growth in 2018), which will be beneficial, in particular, for those industry-related activities. Finally, the expectations regarding international interest rates, unlike what happened in 2018, could favor emerging bonds in general and those of Argentina in particular.

Economic consulting firms gathered in the Central Bank’s Market Expectations Survey as of March 2019 expect for Argentina negative economic growth rate in 2019 of 1.2% while a null growth is expected for the first quarter (quarter-on-quarter level, deseasonalized). As from the second quarter a positive rate of 1.0% is expected, resuming the growth dynamics.

Likewise, the inflation rate is expected to fall from 47.6% (at the end of the year) to 36.0% (December-December year-on-year variation). The monthly average of the Nominal Exchange Rate is expected to be $50.0, i.e. a year-on-year depreciation of 32.0%, representing a deceleration as compared to the 2018 devaluation.

Nevertheless, we expect the macro environment to remain challenging in the first half of the year and then gradually improving. Adding further uncertainty will be the upcoming Presidential elections in October.

Related to the Argentine Financial System

During 2018 the economy was characterized by high inflation and sharp peso inflation and high devaluation. Nevertheless, in this context the financial system liquidity increased due to the increase in deposits well above loans.

Following the aforementioned, in 2019 the macro environment will be further challenged due to the presidential elections and more cautious scenario while the international markets are marked by high volatility. The recovery is expected to be slow, and impacted by the contractionary monetary and fiscal policy.

We expect the recovery of the financial system by the end of 2019 or beginning of 2020, as the economy starts to grow and the inflation goes down in the context of lower volatility and grater confidence in the local currency.

Related to Us

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

In 2018 we streamlined our consumer finance business to align it to the new macro environment in Argentina. With these changes, we aim to accelerate the offering of a wide range of consumer products tailored to each target segment, enhance customer experience through digital transformation, and increase cross selling to drive higher efficiency and profitability. Our consumer financing segment is comprised by CCF, Espacio Cordial de Servicios S.A., Tarjeta Automática S.A., and the car lending business Micro Lending S.A.U.

SAM will seek to continue growing in terms of assets under management and in terms of its available funds. IOL specializes in “Online Trading” and its mission is the “Democratization of Financial Services”, based on the following pillars: technology, innovation and scalability.

We will also continue seeking opportunities to further increase our business through acquisitions of banking and insurance assets.

Item 5.E	Off-balance sheet arrangements

Our off-balance sheet risk mainly arises from the Bank’s activities.

We have off-balance sheet commercial commitments arising from our lease agreements for our administrative buildings and offices (including our headquarters), branches, senior citizens dedicated branches, sales and collection centers and storage properties. See “Commitments under Lease Agreements sections” in Item 5.F to this Annual Report.

Item 5.F	Contractual Obligations

The table below identifies the principal amounts of our main contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2018

	Amounts due by period
	Maturity	Annual Interest Rate	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at December 31, 2018
	(in thousands of Pesos)
Deposits			96,801,718	131,515	—	—	96,933,233

Liabilities at fair value thorugh profit and loss	2019	1.25 - 4%	1,200,816	—	—	—	1,200,816

Derivatives	2019		94,222	—	—	—	94,222

Central Bank			11,225	—	—	—	11,225

International banks and institutions			6,966,198	75,553	—	—	7,041,751

Short-Term Financial Loans (U.S.$)			6,966,198	75,553	—	—	7,041,751
Mid-Term Financial Loans (U.S.$)					—	—	—
Financing received from Argentine financial institutions			1,153,813	1,207,687	276,853	—	2,638,353

Short-Term Financial Loans (Pesos)			1,153,813	833	—	—	1,154,646
Mid-Term Financial Loans (Pesos)				1,206,854	—	—	1,206,854
Long-Term Financial Loans (Pesos)			—	—	276,853	—	276,853

	Amounts due by period
	Maturity	Annual Interest Rate	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at December 31, 2018
	(in thousands of Pesos)
Unsubordinated corporate bonds			4,907,434	12,245,676	2,128,544	—	19,281,654

Negotiable Obligation (Pesos) Class XIII	2019	BADLAR + 6.25%	28,023	—	—	—	28,023
Negotiable Obligation (Pesos) Class A	2020	BADLAR + 450 bps	—	8,633,915	—	—	8,633,915
Negotiable Obligation (Pesos) Class B	2019	BADLAR + 325 bps	960,798	—	—	—	960,798
Negotiable Obligation (Pesos) Class C	2021	BADLAR + 425 bps	354,616	1,369,952	—	—	1,724,568
Negotiable Obligation (Pesos) Class D	2019	BADLAR + 3.5%	1,042,956	—	—	—	1,042,956
Negotiable Obligation (Pesos) Class E	2023	BADLAR + 4.05%	844,025	2,226,251	2,128,544	—	5,198,820
Negotiable Obligation (Pesos) Class XIV	2019	BADLAR + 3.5%	467,244	—	—	—	467,244
Negotiable Obligation (Pesos) Class XV	2019	BADLAR + 3.75%	391,873	—	—	—	391,873
Negotiable Obligation (Pesos) Class XVI	2019	TM20 + 4.25%	782,341	—	—	—	782,341
Negotiable Obligation Class II	2019	BADLAR + 5%	20,004	—	—	—	20,004
Negotiable Obligation Class III	2020	BADLAR + 7%	15,554	15,558	—	—	31,112
Subordinated corporate bonds			96,441	1,491,642	—	—	1,588,083

Subordinated negotiable obligations – Class III and IV	2020-2021	7.0%	96,441	1,491,642	—	—	1,588,083
Others			4,026,335	234,330	3,014		4,263,679

Total			115,258,202	15,386,403	2,408,411	—	133,053,016

Commitments under Lease Agreements

Our commitments under our lease agreements are mainly rental payments. We can terminate lease agreements at any time at low or no cost at our option.

The following table sets forth the maximum potential amount of future payments under our lease agreements.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total As December 31, 2018
	(in thousands of Pesos)
Lease commitments	446,403	491,318	176,206	77,008	1,190,935

Total commercial commitments	446,403	491,318	176,206	77,008	1,190,935

Item 5.G	Safe Harbor

See the discussion at the beginning of this annual report under “Forward-Looking Statements” for forward-looking statement safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

Board of Directors

According to our bylaws, our Board of Directors may be composed of a minimum of three and a maximum of nine directors, and the shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, our Board of Directors is composed of eight directors. There are no alternate directors. All of our directors reside in Argentina, with the exception of Hugo Enrique Santiago Basso, who resides in the United States of America.

Directors and their alternates, if any, are appointed for a term of two years by our shareholders during the annual ordinary shareholders’ meeting. Directors may be reelected. Alternate directors replace directors in the order in which they were elected. Our Board of Directors is currently composed of eight members, half of whom are elected annually in staggered elections. Pursuant to section 257 of the AGCL, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed. See “Description of Bylaws and Capital Stock—Election of Directors.”

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 26, 2019, in accordance with Article 9 of our bylaws.

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

The following table sets forth the composition of our Board of Directors as of April 26, 2019:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(3)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008(2)	December 31, 2020	December 13, 1956
Jorge Oscar Ramírez	First Vice-Chairman of the Board	April 15, 2011	December 31, 2020	June 26, 1961
Emérico Alejandro Stengel	Second Vice-Chairman of the Board	July 13, 2010	December 31, 2019	December 17, 1962
Director
Atilio Dell’Oro Maini	Director	September 28, 2011	December 31, 2020	February 13, 1956
Eduardo Braun	Director	April 26, 2019	December 31, 2020	June 25, 1963
Victoria Premrou	Director	April 26, 2019	December 31, 2020	May 16, 1969
Ricardo Enrique De Lellis	Director	April 26, 2019	December 31, 2020	November 22, 1954
Hugo Enrique Santiago Basso	Director	April 26, 2019	December 31, 2020	December 3, 1979

(1)	With the exception of Julio Patricio Supervielle, the respective date of appointment to the Board of each director is also the date on which each director first joined Grupo Supervielle.
(2)	Julio Patricio Supervielle held positions within the Board since March 21, 2000, but as of 2008 has served on our board continuously.
(3)

Notwithstanding the expiration date stated above, pursuant to section 257 of the AGCL, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

There are no family relationships between the abovementioned current members of our Board of Directors, except for Julio Patricio Supervielle and Hugo Enrique Santiago Basso (uncle and nephew).

The following are academic and professional backgrounds of the members of the board. The business address of each of the members of the Board is Bartolomé Mitre 434, 5th floor, Buenos Aires, Argentina.

Julio Patricio Supervielle holds a degree in Business Administration, graduated from Universidad Católica Argentina and a Master’s degree from The Wharton School of the University of Pennsylvania. He attended the Global CEO Program organized by Wharton, IESE and CEIBS. He joined the Exprinter-Banex Financial Group in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has led Grupo Supervielle for more than 16 years. During his term of office, Grupo Supervielle registered a significant growth in terms of net worth, assets, deposits and in its network, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) that have been listed since with the New York Stock Exchange and the Buenos Aires Stock Exchange. He currently serves as Chairman of the Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A., InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. He has been awarded by Endeavor Argentina as Outstanding Entrepreneur of 2017 in recognition of those who undertake investing for the development of the country.

Jorge Oscar Ramírez is a certified public accountant, with a degree from the Universidad de Buenos Aires. He also holds an Executive Management Program degree (PADE) from ESE, the Business School of the Universidad de Los Andes, in Santiago, Chile. From 1981 to 1985, he worked in the International Capital Markets division of Banco Nacional de Desarrollo in Argentina (National Development Bank). He subsequently joined the First National Bank of Boston (later BankBoston) where he served as a lending officer and team leader in the Corporate Banking Division (1985 1989), then as an Investment Banking Officer, Senior Investment Banker and Managing Director of Boston Investment Group (BIGSA), the investment banking arm of First National Bank of Boston (1989 1995). From 1995 to 1997 he served as the Country Manager for First National Bank of Boston in Uruguay, and at the end of 1997, he served in the same capacity in Chile. In late 2000, he assumed regional responsibilities as Regional President for the Andean Region which included Chile, Peru, Colombia and Panama. In 2003, he returned to Argentina as CEO of BankBoston. In 2004, he assumed Regional responsibilities as Regional President for Argentina and Uruguay. Mr. Ramirez left BankBoston in December 2005 after the announcement of its sale to Standard Bank of South Africa. From May 2006 to January 2011, he was a partner of Prisma Investment S.A., a financial advisory firm in Argentina. He served on the Board of Directors of Alpargatas SAIC, the Argentine subsidiary of Alpargatas Brazil; of ALICO, the life insurance subsidiary in Argentina of AIG, later sold to Metlife, and of Sigdopack Argentina, a subsidiary of the Chilean Sigdo Koppers Group. He is also a founding partner of Fondos Online (fol.cl), an online brokerage house in Chile founded in 2009. He is currently First Vice Chairman and CEO of Grupo Supervielle S.A., CEO of Banco Supervielle S.A., Chairman of Supervielle Seguros S.A., Vice Chairman of Espacio Cordial de Servicios S.A., Second Vice Chairman of Cordial Compañía Financiera S.A., Director of Tarjeta Automática S.A., Vice Chairman of Micro Lending S.A.U., InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U.

Emérico Alejandro Stengel is an Industrial Engineer from Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. He worked in Corporate Banking at Citibank and Banco Santander. Later he became Partner of Booz Allen Hamilton, a global management consulting firm where he worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He led strategic integration and operations enhancement projects in Financial Services. Subsequently he was appointed CEO of Los Grobo Agropecuaria, a leading Mercosur agribusiness company that won the National Quality Award. He joined the Board of Grupo Supervielle in 2010 and serves on the boards of its Consumer Finance and Insurance vehicles. Currently he is COO of Banco Supervielle where his responsibilities include Personal & Business Banking, Corporate Banking and Digital Transformation. He is also a member of Grupo Supervielle’s Executive, Risk Management and IT Committees.

Atilio Dell-Oro Maini is a lawyer, a Bachelor in Political Science and a Bachelor in Agricultural Production. In 1984, he joined the firm Cárdenas, Cassagne & Asociados, where he was appointed partner in 1990. He worked in New York City as a foreign associate at White & Case in 1987 and at Simpson Thatcher & Bartlett from 1988 to 1989. In 1997, he worked at Linklaters & Paines, a global firm based in London. He also completed the Instruction Program for Lawyers by the School of Law at Harvard University. In 2003 he joined the firm Cabanellas • Etchebarne • Kelly as a senior partner for the Banking and Capital Markets departments. He has extensive experience advising banks and other financial entities, companies and governments in all types of banking and financial operations, both local and international. He was also a professor of the Master’s in Business Law at Universidad de San Andrés. He is a member of the Bar Association of the Autonomous City of Buenos Aires. To date, he is Director of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Tarjeta Automática S.A., InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. and Vice Chairman of Sofital S.A.F. and I.I.

Eduardo Braun is an Industrial Engineer graduated from Universidad de Buenos Aires, where he won the Bunge & Born scholarship for his academic excellence and holds an MBA with an emphasis in Finance and Marketing from The Wharton School, University of Pennsylvania, 1990. He is an international lecturer in Leadership and Innovation, a business consultant and the author of ‘People First: Chief Emotions Officers’. He taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and lectures in various academic and business forums in Singapore, Dubai, Germany, the United States and other countries. He was a professor at Universidad Católica Argentina and is an expert in leadership at Universidad de San Andrés. Since January 2016 he has been director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was director of the HSM Group between 1999 and 2011, in charge of the Global Relations Direction with the Speakers. He is a member of the Board of multinational companies such as: Cuvelier Los Andes (French wines) and Aislantes Celulósicos (building materials). Since mid-2018 he is responsible for creating and conducting the Advisory Council for the Design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consultancy firm specialized in strategies and business development. His experience as a management consultant began with Booz Allen & Hamilton at the Paris offices in 1990, where he worked on various projects for Europe, Brazil and Argentina, where he combined his experience as a consultant with that of executive positions. He participates or has participated in several NGOs such as the Clinton Global Initiative, of which he was a member for 5 years, EMA (Multiple Sclerosis Argentina), is a member of the Council of ICANA (Argentine Cultural Institute of North America) and President of the G25 Foundation.

Victoria Premrou holds degrees in Accountancy and Business Administration, graduated from Universidad Católica Argentina and holds a Master’s Degree in Corporate Finance from Universidad del CEMA. Between 1995 and 1997 she worked at Fitch-Ibca in the analysis and risk rating of companies and debt instruments in different sectors, being a member of the Risk Rating Committee of Fitch. Between 1997 and 1999 she worked at Hermes Management Consulting, performing valuation tasks and consultancy in strategy and organization for the Exxel Group (retail, mass consumption, among others). In 1999 she joined Infupa S.A. to provide advice on mergers and acquisitions for clients in the mass consumption, wine, refrigeration, textile and financial services industries, among others. Since 2018, she has been an advisor on analysis and evaluation of investment projects for Grupo La Nación.

Ricardo Enrique De Lellis holds degrees in Accountancy and Business Administration graduated from Universidad de Buenos Aires. Between 1977 and 1982 he worked at Price Waterhouse as a specialized auditor in financial institutions. In 1982 he joined KPMG in Argentina, where he worked until 2018 as a specialized auditor in financial institutions, Audit Manager, Audit Partner, Partner in charge of Financial Services and Partner in charge of the Audit Department, until reaching the position of Partner Executive Director, from 2014 to 2018. He has acted as auditor in various positions for different financial institutions of the country, local, international, state-owned and provincial, as well as a consultant in various consulting tasks. He was also the partner in charge of the audit of the Central Bank of Argentina (periods 1999-2002 and 2008-2010) and the partner responsible for the audit of the Central Bank of Uruguay (2014-2017). He is a former professor at the Schools of Economics of Universidad de Buenos Aires (1986-1994) and Universidad de Belgrano (1982-1995). He is a former researcher of the CECYT (FACPCE – Argentine Federation of Professional Councils in Economic Sciences), author and co-author of reports issued by this body in the area of audit (1983-1985) and a former member of CENCYA (Council for the Issue of Accounting and Audit Standards – FACPCE) (2011-2013). He is a member of the Drafting Commission of the regulation related to the performance of the External Auditor and Syndic for the prevention of money laundering at the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires. Between 2010 and 2012 he worked as technical advisor in the IAASB (International Auditing and Assurance Standards Board). He was a member of the Board of Directors of IDEA (Institute for Business Development of Argentina) between 2014 and 2018. He has been a member of the Consultancy Council of FIEL since 2014 to date. He is a lecturer in areas of his specialty, as well as for the financial system and is the author of several papers published in newspapers and specialized magazines.

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last five years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates, he joined E&J Gallo, currently overseeing a portfolio of ten luxury wineries. He is director of Espacio Cordial de Servicios S.A.

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Section 274 of the AGCL, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for breaching any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the Board of Directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

Section 271 of the AGCL allows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the Board of Directors (or the supervisory committee in the absence of board quorum), and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the supervisory committee for any damages to the company.

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of the Argentine Capital Markets Law. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. The Board of Directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve with the report of two independent evaluating firms that shall have informed about the same matter and about the other terms of the transaction. The Board of Directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the Board of Directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a breach of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance to the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the Board of Directors with the favorable opinion of the audit committee or the two evaluating firms or if the transaction has been approved by the ordinary shareholders’ meeting without the decisive vote of the shareholder in respect of which the condition of a related party is met or has an interest in the act or contract at issue.

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

Under Argentine law, the Board of Directors is in charge of the company’s management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the AGCL, the company’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed in shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

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

Incentive-based Retirement Plan for Senior Management and Directors

In December 2016, Grupo Supervielle approved an incentive-based retirement plan, which replaced certain existing compensation mechanisms. Members of our senior management and Board of Directors were entitled to receive cash payments over time under the plan if certain performance targets were met. 50% of the funds contributed by us to the plan were released to individual plan accounts once the performance targets were met, subject to compliance with waiting periods mandated by Argentine legislation. The remaining 50% was vested after an additional twelve-month waiting period. We initially agreed to monitor the eligibility and participation of the members as the program would develop and expected to contribute approximately U.S.$3.6 million per year to the program. The program was approved for a one-year period. During 2018, the program did not take place.

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

The members of the Board of Directors and the supervisory committee of companies admitted to the public offering regime in Argentina must inform the CNV within ten (10) business days from the date of their appointment whether such members of the Board of Directors or the supervisory committee are “independent” pursuant to CNV standards.

Pursuant to CNV Rules, a director is not considered independent in certain situations, including where a director:

(1) is a member of the board of the parent company or another company belonging to the same economic group of the issuer through a preexisting relationship at the time of his or her election, or if said relationship had ceased to exist during the previous three years;

(2) is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years;

(3) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the company or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director;

(4) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the company or any company with a “significant participation” in it;

(5) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation”, for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

(6) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the company, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them;

(7) receives any payment, including the participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section d) and the corresponding to the consideration set forth in section e);

(8) has served as director at the company, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(9) is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria.

Pursuant to the CNV Rules, a director who, after his or her appointment, falls into any of the circumstances indicted above, must immediately report to the issuer, which must inform the CNV and the authorized markets where it lists its negotiable securities immediately upon the occurrence of the event or upon the instance becoming known. In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company; while those relating to the “economic group” correspond to the definition contained in section e) subsection 3, chapter V, Title II of the CNV Rules.

The independent directors will cease to be independent after 10 years of holding its position of directors, and will be restored with its status of independent three years after leaving office.

The Argentine independence standards under the CNV Rules differ in many ways from U.S. federal securities law and NYSE standards.

Additionally, the Buenos Aires Professional Council of Economic Sciences (Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires or “CPCECABA”) also established certain requirements regarding the independence of public accountants which act as members of the supervisory committee. Pursuant to regulations issued by the CPCECABA and the CNV, syndics must be independent from the company they are auditing. A syndic will not be independent if he/she:

(i)	is the owner, partner, director, administrator, manager or employee of the company or economically related entities;

(ii)	is the spouse or relative (collateral until fourth grade), or relatives by affinity until second grade, of one of the owners, partners, directors, administrators or managers;

(iii)	is a shareholder, debtor, creditor or guarantor of the company or economically related entities, representing a significant amount if compared with its own wealth or the company’s net equity;

(iv)	possesses a significant amount of interest in the company or economically related entities (or if it has had such interest during the period to be audited);

(v)	if the remuneration depends on or is contingent with the conclusions or results of its auditing work;

(vi)	if the remuneration agreed depends on the result of the operations of the company.

Currently, Julio Patricio Supervielle, Jorge Oscar Ramirez, Atilio Dell’Oro Maini, Emérico Alejandro Stengel and Hugo Enrique Santiago Basso are non-independent, whereas Eduardo Braun, Victoria Premrou and Ricardo Enrique De Lellis are independent members of our board according to the criteria established by the CNV. See “Audit Committee” for further details about independence requirements of the members of our Audit Committee.

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

Officers

Our management is comprised of our CEO, Jorge Oscar Ramirez, who reports to the Board of Directors, and in charge of ensuring that the different companies in the group function in a coordinated manner, with synergy and efficiency, applying the strategic guidelines defined for each business unit, our chief financial officer (“CFO”), Alejandra Naughton, who is in charge of the financial and accounting division, our Chief of Legal Affairs and AML, Sergio Gabai, our Chief Credit Officer, Pablo Di Salvo, who is in charge of our global credit division, and our Chief of Human Resources, Santiago Batlle. Our Chief Risk Officer (“CRO”), Javier Conigliaro reports to our CEO and to the Risk Management Committee. Our Compliance Officer, Moira Almar, reports to our CEO and to the Ethics, Compliance and Corporate Governance Committee. For further information about the composition of our Board of Directors and Management, please see “Item 4.A.—Recent Developments” and “Item 8.B.—Significant Changes.”

Also reporting to the Board of Directors is the Internal Audit Manager, Sergio Gustavo Vázquez.

Name	Office	Profession	Date of Birth
Jorge Oscar Ramirez	Chief Executive Officer	Business Administration	June 26, 1961
Alejandra Naughton	Chief Financial Officer	Economics	September 22, 1962
Sergio Gabai	Chief of Legal Affairs and AML	Lawyer	April 26, 1967
Javier Conigliaro	Chief Risk Officer	Economist	November 16, 1964
Pablo Di Salvo	Chief Credit Officer	Business Administration	June 19, 1964
Santiago Batlle	Chief of Human Resources	Lawyer	April 16, 1973

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

The following are academic and professional backgrounds of our management members. For further information about the composition of our Board of Directors and Management, please see “Item 4.A.—Recent Developments” and “Item 8.B.—Significant Changes” :

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

Sergio Gabai has been Chief of Legal Affairs and AML of Grupo Supervielle since May 2012. A graduate of the Universidad de Buenos Aires as an Attorney-at-Law, he also holds a Master’s degree in Economics and Insurance Law from the Universidad Católica Argentina and a Ph.D. in Management from University of Navarra’s IESE Business School. He attended the Management Program for Lawyers at Yale University and participated of the Effective Leadership Program at Universidad Austral – IAE. He also attended the Innovation Program at Universidad de San Andrés and the Finance and Operative Efficiency Program at Wharton School. From 1998 through 2000, he was the Legal Affairs Assistant Manager at Bank Boston. From 2000 through 2007 he was in charge of BBVA Banco Francés Legal Services for the Banking Business Department. He also serves as Director of Mila, Supervielle Seguros, Sofital and Supervielle Broker de Seguros, and as Alternate Syndic for Tarjeta.

Javier Conigliaro has been Chief Risk Officer of Grupo Supervielle since July 2016. Previously he served as Chief Risk Officer of Banco Supervielle from 2012 through 2016. With over 32 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE School of Business. Previous to his experience in Banco Supervielle, Mr. Conigliaro was the Head of Corporate Risk in Société Générale Argentina, a credit risk senior analyst in SocGen New York and in Beal WestLB Argentina.

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

For the biography of Mr. Jorge Oscar Ramirez, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2019.

Pursuant to the AGCL, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the Supervisory Committee are to monitor the compliance with the AGCL, the bylaws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) attending shareholders’ and Board of Directors’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board of Directors, (iii) monitoring the company’s corporate records and other documents, and (iv) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the Board of Directors.

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary shareholders’ meeting held on April 26, 2019. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent.

Name	Office	Beginning Date of Office	Date of Birth
Enrique José Barreiro	Syndic	June 8, 2009	December 5, 1945
Carlos Alberto Asato	Syndic	June 8, 2009	January 15, 1948
Valeria Del Bono Lonardi	Syndic	April 24, 2018	September 6, 1965

Name	Office	Beginning Date of Office	Date of Birth
Carlos Enrique Lose	Alternate Syndic	June 8, 2009	October 2,1943
Roberto Aníbal Boggiano	Alternate Syndic	June 8, 2009	September 1,1955
Carlos Alfredo Ojeda	Alternate Syndic	May 17, 2010	January 15,1944

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A., Espacio Cordial de Servicios S.A., Sofital S.A.F. e I.I. and Supervielle Seguros S.A.

Carlos Alberto Asato holds a degree in Accountancy graduated from Universidad de Buenos Aires. From 1969 til 1998, he held several positions at Banco Quilmes, including Department Head. Since 1983, he has been managing his own accounting and tax consultancy firm, Carlos Asato y Asociados. He also renders services as an external consultant in finance, tax and costs to Estudio Bruno Matarazzo y Asociados S.A. He is also a lecturer for the Public Accounting, Administration and Foreign Trade programs at Universidad del Museo Social Argentino. He currently serves as a Syndic of Grupo Supervielle S.A. and Sofital S.A.F. e I.I.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. Also, she has been appointed Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A., Cordial Compañía Financiera S.A. and Espacio Cordial de Servicios S.A.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He was also an Alternate Syndic of Fiorito Factoring S.A. He currently serves as a Syndic of Banco Supervielle S.A. and as an Alternate Syndic of Grupo Supervielle S.A.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as an Alternate Syndic of Grupo Supervielle S.A.

Pursuant to Article 13 ter of our bylaws, and according to the provisions of Section 79 of the Argentine Capital Markets Law, an extraordinary shareholders’ meeting may vote to eliminate our Supervisory Committee by meeting the requirements of applicable laws.

Compensation of Directors, Management and Supervisory Committee

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the AGCL and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Section 261 of the AGCL provides that the compensation paid to all directors and syndics in a year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. The AGCL increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special committees or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

We have not entered into employment contracts with the members of our Board of Directors. We have assigned certain executive and technical-administrative functions to some of our directors. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee, Anti-Money Laundering and Anti-Terrorist Financing Committee, Risk Management Committee, Credit House Limit Committee, Ethics, Compliance and Corporate Governance Committee, Human Resources Committee and Disclosure Committee), senior management and members of our Supervisory Committee in 2018 was approximately Ps.165.9 million, Ps.248.4 million and Ps.2.1 million, respectively.

Audit Committee

Pursuant to the Argentine Capital Markets Law and its implementing regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance, accounting, banking and audit matters. Under CNV regulations, at least a majority of the members of the audit committee must be independent directors.

Our audit committee is composed of no fewer than three independent members designated by our Board of Directors, who are independent under Rule 10A-3 under the Exchange Act (“Rule 10A-3”).

Our audit committee is composed of three members who are financially literate, and one, Ricardo Enrique De Lellis, is a financial expert.

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

Pursuant to the Argentine Capital Markets Law, the audit committee, among other things:

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

The following chart shows the current membership of our Audit Committee:

Name	Position	Profession	Status(1)
Ricardo Enrique De Lellis	Director, Chairman of the Committee	Accountant and Business Administration (Financial Expert)	Independent
Victoria Premrou	Director	Accountant and Business Administration	Independent
Eduardo Braun	Director	Industrial Engineer	Independent
Richard Guy Gluzman	Director at the Bank	Business Administration	Permanent Invitee
Sergio Vazquez	Head of Internal Audit	Accountant	Permanent Invitee and Secretary of the Committee

(1)	Pursuant to Rule 10A-3 of the Exchange Act.

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

The following table sets forth the members of the anti-money laundering and anti-terrorist finance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee, Responsible Officer before UIF
Jorge Oscar Ramirez	Director
Hugo Santiago Enrique Basso	Director
Juan Cuccia	Head of AML, Rapporteur Member

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

•	designs effective information channels and systems for the Board of Directors related to risk management;

•	ensures that our subsidiaries’ management compensation plans incentivize a prudent level of each risk;

•	approves risk management quantitative models and monitors the effectiveness of such models; and

•

remains aware of the memos and rules related to risk published by each regulatory agency that regulates any of our subsidiaries, as well as understands the repercussions that the application of such memos or rules could have on our operations.

The following table sets forth the members of the risk management committee.

Name	Position
Jorge Oscar Ramírez	Chairman of the Committee, Director and CEO
Julio Patricio Supervielle	Chairman of the Board
Emérico Alejandro Stengel	Director
Ricardo Enrique De Lellis	Independent Director
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO), Secretary of the Committee

Name	Position

Ramiro Gonzalez Prandi	Director at Banco Supervielle, Permanent Invitee
Pablo Di Salvo	Chief Credit Officer (CCO), Permanent Invitee
Hernán Oliver	Head of Global Markets of Banco Supervielle, Permanent Invitee
Sabrina Roiter	Credit Risk and Business Continuity Manager of Banco Supervielle, Permanent Invitee
Fernando Bodasiuk	Financial Risks Manager of Banco Supervielle, Permanent Invitee

Credit House Limit Committee

The Credit House Limit committee is composed of at least three members of our Board of Directors, one of whom is the Chairman of the Board. The CEO of the Bank, the CCO and the Bank’s heads of Retail Banking and/or Corporate Banking and/or Global Markets, are also members. The CCO acts as secretary of the committee. For further information about the composition of our Management, please see “Item 4.A.—Recent Developments”.

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

The following table sets forth the members of the Credit House Limit committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board
Jorge Oscar Ramírez	Director and CEO
Emérico Alejandro Stengel	Director
Pablo Di Salvo	Chief Credit Officer (CCO), Secretary of the Committee

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

The following table sets forth the members of the corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Jorge Oscar Ramirez	Director and CEO
Victoria Premrou	Independent Director
Moira Almar	Compliance Officer, Secretary of the Committee
Sergio Gabai	Chief of Legal Affairs and AML, Invitee Member
Javier Conigliaro	Chief Risk Officer (CRO), Invitee Member

Human Resources Committee

The human resources committee approves and monitors our compensation policies. The committee helps create compensation policies and job performance evaluation systems.

Our human resources committee performs the following functions:

•	brings to the Board of Directors proposals for nominations of the directors of Group Supervielle and its subsidiaries and all other officials that the Board of Directors appoints;

•	proposes to the Board of Directors compensation policies for the directors;

•	carries out an annual report regarding director compensation policies and submits its conclusions and recommendations to the Board of Directors;

•	gathers information about the periodic evaluations of the staff of Group Supervielle and its subsidiaries;

•	determines the search method for directors, whether through a third party from an external consulting firm that specializes in human resources or directly; and

•	approves any external consulting firm that specializes in human resources.

The following table sets forth the members of the human resources committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Eduardo Braun	Independent Director
Richard Guy Gluzman	Director at Banco Supervielle, Permanent Invittee
Santiago Batlle	Chief Human Resources Officer, Secretary of the Committee, Permanent Invitee

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

•	propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Jorge Oscar Ramírez	Director and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Ricardo Enrique de Lellis	Independent Director
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Gabai	Chief of Legal Affairs and AML
Sergio Vazquez	Internal Audit
Ana Bartesaghi	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee
Mariano Biglia	Head of Accountancy of Banco Supervielle

Banco Supervielle S.A.’s Board of Directors

Our main subsidiary, the Bank, is managed by its Board of Directors, which is currently comprised of five members. As of the date of this annual report, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than nine directors, and appoint an equal or lesser number of alternate directors. Any director so appointed will serve for two years. The elections of the Bank’s Board of Directors are staggered. As of the date of this annual report, one half of the members of the Bank’s Board of Directors are elected each year. While directors generally serve two-year terms, in the event of an increase or decrease in the number of directors serving on the Bank’s board, the shareholders’ are authorized to appoint directors for a period of less than two years. Directors may be reelected and will remain on their duties until their replacements take their positions.

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

The following table sets forth information about the members of the Bank’s Board of Directors, which is currently comprised of five regular members:

Name	Title	Year of Election to the Board	Date of Expiration of Term (until the shareholders’ meeting that will consider the financial statements as of)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	December 31, 2019	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman of the Board	2011	December 31, 2019	February 13, 1956
Richard Guy Gluzman	Second Vice-Chairman of the Board	2019	December 31, 2020	July 11, 1953
Ramiro Gonzalez Prandi	Director	2019	December 31, 2020	July 22, 1967
Hugo Enrique Santiago Basso	Director	2019	December 31, 2020	December 3, 1979
Santiago Batlle	Alternate Director	2017	December 31, 2018	April 16, 1973

Appointed directors Messrs. Julio Patricio Supervielle, Atilio Dell’Oro Maini and Santiago Batlle were approved to be members of the Board of Directors as required by Central Bank regulations, whereas the appointment of Messrs. Richard Guy Gluzman, Ramiro González Prandi and Hugo Enrique Santiago Basso are pending authorization, in agreement with Communication “A” 6304 of the Central Bank.

In accordance with Section 11, Chapter III, Title II of the CNV Rules, all directors have the status of non-independent directors.

Set forth below is a brief biographical description of Richard Guy Gluzman, Ramiro Gonzalez Prandi and Santiago Batlle. For biographical descriptions of the rest of the Bank’s directors, see “—Board of Directors.”

Richard Guy Gluzman has a Law degree from Nanterre University in Paris and a master’s degree in Business Administration from the ESSEC University in Paris. From 1978 to 1995, he worked in France holding various managerial positions in several technological companies (Burroughs S.A., Digital Equipment Corporation, Wang S.A. and JBA S.A.). His career in Argentina started in 1995, when he joined Coming S.A. (France Telecom & Perez Companc Group) as General Manager until 1997. From 1997 through 1999, he served as a member of Globalstar S.A.’s Board of Directors. From 1998 through 2000, he was at the helm of Diveo Broadband Networks S.A. as General Manager and then, from 2000 to 2006, he was a Director of Pegasus Capital, a private equity fund. In recent years he served as Director of the boards of directors of Grupo Supervielle, the Bank, CCF, Tarjeta and Sofital.

Ramiro González Prandi holds a Business Administration degree from Universidad de Belgrano and an Master of Science in Management from Arthur D. Little. He also attended different corporate governance and executive programs. During the decade that finished in 2017, he worked at Itaú-Unibanco Group, where reached the highest position as a senior partner at Itaú Group. During his executive career, he served as board member of several regulated and non-regulated entities including Itaú, Bank of America and BankBoston. He left Itaú Group at the end of 2016 and returned to Argentina after 15 years. While working for Itaú-Unibanco Group, he led Itaú BBA’s banks as a CEO for Colombia, Chile and Perú for 10 years. He had responsibility for the execution of the country entry of Itaú Group in Colombia by opening the bank from scratch that ended years later in the acquisition of Banco Corpbanca Colombia. Before that, he built Itaú BBA’s operations in Chile. Along his career, he conducted several financial transactions involving the most important companies in the region for commercial, mergers and acquisitons and capital markets. Previously, he worked for Bank of America, BankBoston Argentina, Bansud-Banesto, Lloyds Bank Argentina and Citibank Argentina in retail banking, SME banking, wholesale and investment banking.

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

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall short term and strategic objectives and reports to the CEO. For further information about the composition of our Board of Directors and Management, please see “Item 4.A.—Recent Developments” and “Item 8.B.—Significant Changes.” The following table sets forth certain relevant information on the Bank’s current executive officers and its senior management:

Name	Position	Date of Birth	Year of Appointment
Jorge Oscar Ramírez	Chief Executive Officer	December 13, 1956	2019
Germán Magnoni	Head of Corporate Banking	September 24, 1969	2012
Silvio Margaria	Head of Retail Banking	November 12, 1971	2019
Pablo Di Salvo	Chief Credit Officer	June 19, 1964	2017
Hernán Oliver	Head of Global Markets	June 2, 1973	2009
Alejandra Naughton	Chief Finance Officer	September 22, 1962	2012
Sergio Gabai	Chief of Legal Affairs and AML	April 26, 1967	2012
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2016
Marcelo Vivanco	Chief Technology Officer & Operations	January 9, 1962	2016
Claudia Andretto	Chief of Central Services & Supply Management	May 8, 1960	2008
Sergio Gustavo Vázquez	Head of Internal Audit		2019
Santiago Batlle	Chief Human Resources Officer	April 16, 1973	2011

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

Silvio Margaria joined the Bank in October 2016 and in April 2019, was appointed as Head of Personal and Business Banking. He has more than 25 years of experience in the financial industry. Before joining Supervielle, he was responsible for banking companies at Banco Macro S.A. from 2011 to 2016. Previously, he held several managerial positions overseeing nationwide retail banking networks, as well as corporate banking at international banks such as BankBoston, N.A. (from 1994 to 2007) and Standard Bank S.A. (from 2007 to 2011). He holds a Law degree from Universidad Catolica Argentina and attended the Executive Development Program of the Universidad Austral Business School.

Hernán Oliver has been the Bank’s Head of Global Markets since May 2009. He holds a degree in Economics from the Universidad Católica Argentina as well as a Master’s degree in Finance from CEMA. Over the 1996—1997 period, he worked at Bank of America. From 1997 to 2002, he served as Finance Department Senior Trader at Banco General de Negocios. He then worked at Banco Finansur Finance Department until 2004, when he was hired as the Head of the Trading Desk at Banco Banex (at present Banco Supervielle). He has also been appointed as Alternate Director of Mercado Abierto Electrónico, the most important electronic securities and foreign currency trading market in Argentina.

Sergio Gustavo Vázquez has been Head of Internal Audit since March 2019. He holds degrees in Business Administration and Public Accountant from the University of Buenos Aires and an MBA from the IAE. He also obtained international certifications as Internal Auditor “CIA” from the Institute of Internal Auditors in 2001 and as Information System Auditor “CISA” from ISACA in 2006. Prior to his appointment he was Audit Director at Banco Itaú and its subsidiaries in Argentina from June 2013 to March 2018, and he added responsabilities as Head of Audit Nothern Hemisphere Subsidiaries since 2017. He also held several positions within the Audit area in Itaú from 1998 to 2013 where he served as Latam Audit System Supervisor in Itaú Latam Subsidiaries among others. He developed an extensive career with a scope of Risk, Finance, Analitycs and IT.

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

For the biographies of Mr. Jorge Oscar Ramírez, Pablo Di Salvo, Ms. Alejandra Naughton, Mr. Sergio Gabai, and Mr. Santiago Enrique Batlle. See “—Officers.”

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

The following table sets forth the members of the audit committee:

Name	Position
Richard Guy Gluzman	Director, Chairman of the Committee
Ramiro Gonzalez Prandi	Director
Ricardo Enrique De Lellis	Independent Director at Grupo Supervielle, Permanent Invittee
Victoria Premrou	Independent Director at Grupo Supervielle, Permanent Invittee
Eduardo Braun	Independent Director at Grupo Supervielle, Permanent Invittee
Sergio Vazquez	Internal Audit, Secretary of the Committee

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

Name	Position
Richard Guy Gluzman	Director, Chairman of the Committee
Alejandro Stengel	COO and Deputy CEO
Marcelo Vivanco	Chief IT Officer, Secretary of the Committee

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

The following table sets forth certain relevant information on the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committe
Hugo Santiago Enrique Basso	Director
Jorge Oscar Ramirez	CEO
Sergio Gabai	Member
Juan Cuccia	Member – Secretary

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

The following table sets forth the members of the Risk Management Committee:

Name	Position
Ramiro Gonzalez Prandi	Director, Chairman of the Committee
Julio Patricio Supervielle	Chairman of the Board
Jorge Ramírez	CEO
Emérico Alejandro Stengel	Deputy CEO and COO
Ricardo Enrique de Lellis	Independent Director at Grupo Supervielle, Permanent Invittee
Pablo Di Salvo	Chief Credit Officer, Member
Alejandra Naughton	CFO, Member
Hernán Oliver	Member
Javier Conigliaro	Member – Secretary
Sabrina Roiter	Member
Fernando Bodasiuk	Member
Juan Lombardini	Permanent Guest
Ana Bartesaghi	Permanent Guest

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

Management of Our Other Subsidiaries

The senior management of our other subsidiaries is in charge of the implementation and execution of those subsidiaries’ overall short-term and strategic objectives and reports to the respective CEOs of those companies. The CEO of CCF, Tarjeta, Espacio Cordial and Mila is Juan Martin Monteverdi, the CEO of SAM is Guillermo Guichandut, the CEO of Supervielle Seguros is Diego Squartini, and the CEO of IOL is José Vignoli.

Set forth below are brief biographical descriptions of the CEOs of our other subsidiaries.

Juan Martin Monteverdi has been responsible of the consumer finance units of Grupo Supervielle since August 2018. He has been Chief Executive Officer Cordial Servicios since April 2014 and Chief Executive Officer of Cordial Compañía Financiera, Tarjeta Automática and Mila since September 2018. He studied Business Management at the Universidad Nacional de Quilmes and took courses in Management, Leadership and Sales at IAE Business School and Universidad Austral. From June 2011 to April 2014 he was the Branch Network Manager at Banco Supervielle. From July 2009 to July 2011 he was Territorial Manager for Retail Banking and since 2006 he held several managerial positions also at Banco Supervielle.

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

José Vignoli has been the Chief Executive Officer of InvertirOnline SA ALyC since 2014. He hold a degree in Business Administration from the University of Tucumán and a Master’s Degree in Finance from the University Torcuato Di Tella. He also attended a Management Development Program at IAE Business School in 2012. Between 2004 and 2014, he held several positions at InvertirOnline.com, where he served as Administration, Finance and Operations Manager and COO. Previously, he held positions in the Audit area of PricewaterhouseCoopers in Buenos Aires, providing services to local and multinational firms.

Employees

We had 5,307 employees as of December 31, 2018, 5,320 employees as of December 31, 2017, and 4,982 employees as of December 31, 2016.

At the holding company we had 12 employees as of December 31, 2018, 10 employees as of December 31, 2017, and 6 employees at December 31, 2016. As of December 31, 2018, 2017 and 2016 the Bank had 3,987, 3,835, and 3,522 employees, respectively. As of December 31, 2018, 65.9% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2018, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

As of December 31, 2018, 2017 and 2016, CCF had 346, 501, and 703 employees, respectively. At December 31, 2018, 33.5% of CCF’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio), which regulates labor contracts of non-banking, financial institutions. The remaining 66.5% of employees, all managers and some senior analysts, were covered only by general contractual labor laws. In addition, as of December 31, 2018, there are not CCF’s employees members of the Commerce Employees Union (Sindicato de Empleados de Comercio).

As of December 31, 2018, 2017 and 2016, Tarjeta had 538, 739, and 487 employees, respectively. As of December 31, 2018, 3.9% of Tarjeta’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 96.1% of employees, all managers and some senior analysts, were covered by general contractual labor laws.

As of December 31, 2018, 2017, and 2016, SAM had 12, 12, and 11 employees, respectively. Employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

As of December 31, 2018, 2017, and 2016, Espacio Cordial had 125, 132, and 120 employees, respectively. As of December 31, 2018, 100% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, as of December 31, 2018, 72.0% of Espacio Cordial’s employees were union members.

As of December 31, 2018, Supervielle Seguros had 107 employees. As of December 31, 2018, 11 out of 107 of its employees were union members from the Sindicato del Seguro de la República Argentina. At December 31, 2018, 100% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros.

As of December 31, 2018, Micro Lending S.A.U. had 114 employees. As of December 31, 2018, 47.4% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 52.6% of employees were covered by general contractual labor laws.

As of December 31, 2018, InvertirOnline S.A.U. and Invertironline.com Argentina S.A.U. had 39 and 27 employees respectively. As of December 31, 2018, 41% of InvertirOnline S.A employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Invertironline.com are not unionized and are covered only by general contractual labor laws.

Grupo Supervielle has grown significantly since 2001. As of December 31, 2018, Grupo Supervielle had 5,307 employees, as compared to December 31, 2001, when the Bank (operating under the name Banco San Luis S.A., Banco Comecial Minorista) had 515 employees.

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

As of April 30, 2019, we had 456,722,322 outstanding shares of common stock, consisting of 126,738,188 Class A shares and 329,984,134 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of April 30, 2019, we had approximately 12,700 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of April 30, 2019. We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote		Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Julio Patricio Supervielle	126,738,188	35,062,713	(*)	161,800,901	35.426537%	668,753,653	69.39618%
Other	—	294,921,421		294,921,421	64.573463%	294,921,421	30.60382%

Total:	126,738,188	329,984,134		456,722,322	100.00%	963,675,074	100.000%

(*)

Includes: (i) 2,713 Class B shares of common stock of the Company, par value Pesos 1.00 per share (“Class B Shares”), (ii) 35,060,000 Class B Shares represented by 7,012,000 ADSs. For further information, see Item 4.A—“Recent Developments—Conversion of Class “A” Shares.”

As of April 30, 2019, we have identified 32 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and no record holders of our Class B shares in the United States. The record holders of our ADSs located in the United States, in the aggregate, held, as of April 30, 2019 approximately 9.2 million of our ADSs, representing approximately 17.9% of our ADSs and 13.9% of our Class B shares.

Share Ownership of Banco Supervielle S.A.

As of April 30 2019, the Bank had 808,852,264 outstanding shares of common stock, consisting of 930,371 Class A shares and 807,921,893 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 30, 2019:

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote	Total Shares	Percentage of Capital Stock(1)	Total Votes	Percentage of Votes
Grupo Supervielle S.A.(2)	830,698	783,990,702	784,821,400	97.029%	788,144,192	96.994%
Sofital S.A.F.e.I.I.(3)	49,667	23,131,588	23,181,255	2.8659%	23,379,923	2.877%
Other Shareholders	50,006	799,603	849,609	0.1050%	1,049,633	0.129%

Total:	930,371	807,921,893	808,852,264	100%	812,573,748	100%

(1)	Percentages in the chart have been adjusted by rounding. It is possible that such percentages do not represent arithmetic aggregations of the figures used for its calculation.

(2)

Grupo Supervielle is a financial services holding company organized under the laws of Argentina of which Julio Patricio Supervielle owns 35.43% of the capital stock, with a 69.40% of total voting rights.

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

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2018 and 2017.

	Grupo Supervielle S.A.
	Year ended December 31, 2018	Year ended December 31, 2017
	(in thousands of Pesos, plus VAT)	(in thousands of Pesos, plus VAT)
Bank	71,841	78,929
Tarjeta	232	256
Cordial Microfinanzas	—	75
SAM	768	845
Sofital	74	98
Viñas del Monte	—	9
CCF	7,086	7,804
Espacio Cordial	393	432

Total.	80,394	88,448

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

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial and CCF granting them licenses to use certain of our trademarks (including our trademarks for “Cordial”, “Carta App” and “Tienda Supervielle”. We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. Pursuant to these agreements, we received fees from these companies in 2018 in a total amount of Ps.5.8 million.

Financial Loans

Some of our directors and the directors of the Bank have been involved in certain credit transactions with the Bank as permitted by Argentine law. The AGCL and the Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC.

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

	As of December 31,
	2018	2017
	(in thousands of Pesos, except number of recipients)
Aggregate total financial exposure	783,183	633,042
Number of recipient related parties	75	76
(a) individuals	68	68
(b) companies	7	8
Average total financial exposure	13,897	10,200
Single largest exposure	735,463	496,252

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

On February 17, 2017, we and the Bank made capital contributions to CCF for Ps.100.0 million. On March 22, 2017, CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions for increase the capital stock in the amount of Ps.19.3 million increasing it from Ps.104.4 million to Ps.123,7 million, and issue 19,348,722 ordinary, non-endorsable nominative shares with a nominal value of Ps.1 each and entitled to one vote per share.

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

On March 14, 2018 and April 18, 2018 Grupo Supervielle S.A. commited to make a cash and or in kind capital contribution to Banco Supervielle S.A. for an amount of Ps.500 million and Ps.361 million respectively. On April, 19, 2018, the shareholders’ meeting of the Bank approved the capitalization of the capital contriubtion commited by us for an amount of Ps.861 million.

On August, 21, 2018, and on November 12, 2018, Grupo Supervielle approved to make an irrevocable capital contribution in advance of future capital increases to Mico Lending S.A.U. for an amount of Ps.58 million and Ps.100 million respectively. On November 12, 2018, Micro Lending S.A.U. held an ordinary shareholders’ meeting by which it resolved to accept the contributions received..

On November 21, 2018, the Shareholder meeting of Banco Supervielle S.A. approved the capitalization of an in-kind capital contribution made by Grupo Supervielle for an amount of Ps.1 billion. This capitalization was approved by the Central Bank of Argentina on January 17, 2019 in the framework of the Communication “A” 6304.

On December 17, 2018 Grupo Supervielle S.A. received a restitution on the capital contribution to Invertir Online.com S.A. for an ammount of $276,000 which was not capitalized.

On December 18, 2018, Grupo Supervielle S.A. made an in-kind capital contribution for an amount of Ps.200 million to Micro Lending S.A.U., in accordance with the shareholders meeting resolution held on December 17, 2018.

On February 12, 2019 Banco Supervielle S.A. made an irrevocable Capital Contribution to CCF for an amount of Ps.950 million. Grupo Supervielle S.A. was committed to make a cash and/or in-kind capital contribution for an amount of Ps.50 million.. On February 2019, CCF held a shareholder meeting by which it resolved to capitalize the abovementioned capital contribution subject to the Central Bank of Argentina authorization in the framework of the Communication “A” 6304.

Item 7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 included in this annual report.

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

Dividends

In accordance with the AGCL, our bylaws and CNV regulations, we may make one or more declarations of dividends with respect to any year, including anticipated dividends, out of our distributable net income (ganancias líquidas y realizadas) as reflected in our consolidated balance sheet, or consolidated special interim balance sheet in case of anticipated dividends.

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

In accordance with Argentine law, our bylaws and CNV regulations, we are required to allocate to our legal reserve 5% of our yearly income, plus or minus the results of prior years, until our legal reserve equals 20% of our adjusted capital stock. Under the AGCL and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement; (ii) to pay the accrued fees of the members of the Board of Directors and Supervisory Committee; (iii) to pay dividends on preferred stock, which shall be applied first to pending and unpaid accumulated dividends; and (iv) the remainder of the net income for the year may be distributed as additional dividends on preferred stock, if any, or as dividends on common stock, or may be used for voluntary or contingent reserves, or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

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

During 2017 and 2018, we received the following dividend payments in cash from our subsidiaries: (i) Ps.144.6 million in 2018 and Ps.115.6 million in 2017 from SAM, (ii) Ps.27.8 million in 2018 and Ps.36.5 million in 2017 from Espacio Cordial, (iii) Ps.97.4 million in 2018 and Ps.233.9 million in 2017 from Supervielle Seguros, and (iv) Ps.25.6 million in 2018 and Ps.0 million in 2017 from Sofital. Moreover we received an advance dividend payment from Supervielle Seguros for the period which will be ending on June 30, 2019 of Ps.152.0 million. We did not receive dividend payments from the Bank or our other subsidiaries during 2018 and 2017.

As described in Note 25 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Grupo Supervielle paid dividends to its shareholders for 2017, 2016, 2015, 2014, 2013, and 2012 totaling approximately Ps.243.7 million, Ps.65.5, Ps.25.2 million, Ps.7.4 million, Ps.8.3 million, and Ps.8.7 million, respectively.

Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

As of December 31, 2018
Capital Stock	456,722
Paid in Capital	8,996,882
Legal Reserve	91,344
Other Reserves	5,355,848
Retained earnings	(775,223)
Net Income for the year	3,029,982

Total shareholders’ equity under the rules of the Argentine Central Bank	17,155,555

On March 7, 2019, our Board of Directors proposed a distribution of dividends in cash for the 2018 fiscal year of Ps.303 million. On April 26, 2019, our ordinary shareholders’ meeting approved the dividend payment for the 2018 fiscal year in the amounts of Ps.303 million.

Item 8.B	Significant Changes

Please see “Item 4.A—Recent Developments” herein.

Item 9.	The Offer and Listing

Item 9.A.	Offer and Listing Details

Not applicable.

Item 9.B.	Plan of distribution

Not applicable.

Item 9.C.	Markets.

On May 18, 2016, we completed our IPO. Since May 19, 2016, our ADSs representing Class B shares have been trading on the NYSE under the symbol ‘SUPV.’ Our Class B shares are currently traded on the ByMA (formerly MERVAL and, ByMA since April 2017) and MAE (since May 2016) under the symbol ‘SUPV.’

On December 29, 2016, the CNV approved the constitution of ByMA as a new stock market, as a spin-off of certain assets of the MERVAL relating to its stock market operations and capital contributions by the Buenos Aires Stock Exchange. Following such authorization, and effective April 17, 2017, all securities listed on MERVAL have been automatically transferred to ByMA, as successor of MERVAL’s activities. Additionally, the delegation of powers granted by MERVAL to the Buenos Aires Stock Exchange will apply to ByMA, thus, the Buenos Aires Stock Exchange will continue to carry out the activities referred to in paragraphs b), f) and g) of Article 32 of the Argentine Capital Markets Law on behalf of ByMA, including the authorization, suspension and cancelling of the listing or trading of securities and acting as arbitration court of such market for all matters concerning listed companies’ relationship with shareholders and investors.

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

Item 10.A	Share capital

Not applicable.

Item 10.B	Memorandum and articles of association

Corporate Purpose

Our bylaws set forth in Article 4 that our corporate purpose is to carry out financial activities, within or outside of Argentina, either on our own account, or on account of a third party or associated with a third-party, by providing capital, in cash or otherwise, to other existing or newly created companies, assuming their control or not (with the limitations set forth in Section 30 and related sections of the AGCL), or to individuals, as well as stock trading, shares, debentures and all types of securities, the issuance of guarantees, constitution or transfer of secured loans, whether real or not, excluding transactions provided under the Financial Institutions Law and any other law that requires public bidding. We may exercise mandates, representations, agencies and commissions for all transactions related to financial activity and manage assets and businesses of corporations, persons or entities located in Argentina or abroad. To that extent, and according to our bylaws, we have full legal capacity to acquire rights, incur obligations and exercise any kind of acts not prohibited by law or by our bylaws.

Rights, Preferences and Restrictions of Each Class of Common Shares

Our Class A shares are entitled to five votes each and our Class B shares are entitled to one vote each during shareholders’ meetings, as established in subsection (a) of Article 6 of our bylaws.

However, Class A shares are entitled to only one vote with regard to certain issues detailed in the last paragraph of Article 244 of the AGCL, such as: (i) change of our corporate structure; (ii) our early dissolution; (iii) our relocation abroad; (iv) a fundamental change in our corporate purpose; or (v) total or partial recapitalization of our statutory capital after a loss. The provisions set forth in Article 244 of the AGCL will not apply to the surviving entity in a merger or a split-up. Also, under Article 284 of the AGCL, Class A shares are entitled to only one vote in the election of syndics.

Upon request from a shareholder of Class A shares, our Board of Directors must convert all or part of such shareholder’s Class A shares into Class B shares at an exchange rate of one Class B share per one Class A share. Before making the exchange, the Board will verify that there are no restrictions that prohibit or limit the exchange (subsection b) of Article 6 of the bylaws.

A two thirds vote by our Class A shares is required, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, our voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose (subsection d) of Article 6 of the bylaws.

Any person who directly or indirectly acquires through any means or title Class B shares, or any of our stock convertible into Class B shares, in an amount which gives that person control over more than 3% of all Class B shares, must inform us of this within five days (5) of completing the acquisition which causes them to exceed this 3% threshold (subsection e) of Article 6 of our bylaws.

The provisions of subsection (f) of Article 6 of our bylaws authorize the total or partial redemption of fully paid-in shares, which must be made on the terms provided in Article 223 of the AGCL (including the condition that the shareholders’ meeting set a fair price with respect to the shares to be redeemed) and such other terms as may be determined by our Board of Directors. This partial or total redemption must be approved by the affirmative vote of the absolute majority of the present votes at an extraordinary shareholders’ meeting.

Preferred Shares

Preferred shares may only be issued with the prior approval by a shareholders’ general meeting.

The AGCL and our bylaws permit our shareholders to authorize the issuance of preferred shares and determine their rights during a general shareholders’ meeting. These preferred shares may be entitled to accumulated and non-accumulated fixed dividends, with or without additional participation.

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

Shareholders’ Liability

Shareholders’ liability for the losses of a company is limited to the value of the shareholder’s shareholdings in the company. According to the AGCL, however, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were necessary for the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also “Item 3.D Risk Factors —Risks Relating to Our Class B Shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities.”

Preemptive Rights and Accretion Rights

According to the AGCL and Article 6, (subsection c) of our bylaws, in the event of a capital increase, holders of common shares of any class have a preferential right, in proportion to the number of shares they hold, to subscribe to additional shares of the same class as those they own. Holders of preferred shares have a preemptive right to subscribe only with respect to the issuance of preferred shares. Preemptive rights will also be given to holders of common shares in the event of an issuance of preferred shares or convertible securities, but will not apply in the event of a conversion of such preferred shares or convertible securities.

According to Article 15 of our bylaws and Section 216 of the AGCL, no shares issued after our IPO may be entitled to multiple votes, except as permitted by applicable law.

According to Article 194 of the AGCL, shareholders who would have exercised their right to a preemptive subscription and who have indicated their intention to exercise their right to accrue will have the right to assume the preemptive subscription rights of shareholders who do not exercise their right, in proportion to the number of shares bought by said shareholders upon exercising their right to preemptive subscription. The right to a preemptive subscription must be exercised within 30 days of the announcement to shareholders that they can exercise their right. Such announcement must be published for a period of three days in the Official Gazette and in an Argentine newspaper of wide circulation. According to the AGCL, companies that are authorized by the CNV to make public offers of their securities may, upon authorization of an extraordinary shareholders’ meeting held in the same place and manner as other shareholders’ meetings, reduce this period to 10 days. Any shares which are not subscribed by shareholders pursuant to their preemptive subscription right or right to accrue may be offered to third parties.

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

any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest financial statements prepared, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

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

Registration Requirements of Foreign Companies that Hold Class B Shares Directly

Under the AGCL, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the IGJ in order to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder’s principal activity is performed outside Argentina. Therefore, it will have to prove that it is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

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

Meetings of Shareholders and Voting Rights

Notice of Meetings

Notices of shareholders’ meetings are governed by the provisions of our bylaws, the AGCL and Argentine Capital Markets Law. Notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine authorized markets in which the shares are listed and traded, at least 20 days but not more than 45 days prior to the date on which the meeting is to be held and must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available for such meeting, a notice for a second meeting, which must be held within 30 days from the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously, in the case of ordinary meetings, in order for the second meeting to be held on the same day as the first meeting, one hour after, except in certain circumstances. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

The quorum for an ordinary shareholders’ meeting is the majority of the share capital entitled to vote. The quorum for an extraordinary meeting is at least 60% of the share capital entitled to vote. Shareholders may attend in person or by proxy. Directors, syndics, members of the Supervisory Committee, managers and our employees may not hold proxies in representation of shareholders. If the quorum is not achieved, meetings may be reconvened with lower quorum requirements. According to our bylaws, the quorum for the second meeting of an extraordinary meeting will be satisfied with any presence of shareholders. Decisions at an ordinary or extraordinary shareholders’ meeting require the affirmative vote of the absolute majority of the present votes. In addition, pursuant to the provisions of Article 16 of our bylaws, as amended at our ordinary and extraordinary shareholders’ meeting held on May 5, 2016, any amendment to subsection (g) of Article 6 of our bylaws require the affirmative vote of the absolute majority of the present votes of Class B shareholders. Class B shares are entitled to one vote per share. Class A shares are entitled to five votes per share, except in those cases described below. The ordinary and extraordinary shareholders’ meeting held on April 24, 2018 approved further amendments to subsection (g) of Article 6 of our bylaws. However, as of the date of this annual report, these amendments have not been approved by the CNV and are pending registration before the IGJ, therefore, are not yet effective. Please see “Item 10.B. Memorandum and articles of association—Corporate Governance” for a description of these amendments.

The AGCL requires that certain resolutions, such as early dissolution, major changes in corporate purpose or the transfer of a company’s legal domicile abroad, be decided by the majority of all outstanding shares and without allowing multiple votes per share, except in the case of the surviving entity in a merger or a split-up. Under Article 284 of the AGCL, Class A shares are entitled to one vote only in the election of syndics. Our bylaws require a two thirds vote by Class A shares, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, our voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose (subsection d) of Article 6 of the bylaws).

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

Pursuant to section 257 of the AGCL, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

The AGCL reserves the right to cumulative voting in order to elect up to one third of the directors to fill vacancies of the Board of Directors, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect non-controlling interests results, as it gives rise to the possibility, but does not ensure, that non-controlling interests results will be able to elect some of their candidates to the Board of Directors. Such system works by multiplying the number of votes corresponding to the members that are taking part in the proceeding by the number of contemplated vacancies, which cannot exceed one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the Board of Directors.

Tender Offer Regime

Tender offer regime in the case of a change in control

Mandatory tender offer or exchange in Argentina

Pursuant to the rules set forth in the Capital Markets Law and the CNV Rules, anyone who, either individually or collectively, effectively achieves a “controlling interest” in a publicly traded company, will be bound to submit a mandatory tender offer (“OPA”, acronym in Spanish for Oferta Pública de Adquisición Obligatoria) in any of the scenarios set forth below:

a)

acquisition of shares or share subscription rights or options granted by the company, corporate bonds convertible into shares or similar securities which, directly or indirectly, may give a right to share subscription or acquisition of securities, or conversion of voting shares;

b)

execution of agreements by and among other holders of securities, which grant the necessary votes to control the company’s decisions or to appoint or revoke a majority of the members of the Supervisory Committee, as well as any other agreement which regulates the right to vote in the Board of Directors or in any of its delegate bodies. This scenario shall be applicable when the parties to the agreement have acquired the voting shares of the company, acting either individually or jointly, within the 12 months prior to the execution of the agreement; or when a new shareholder agrees to a joint control of the company with existing shareholders. Furthermore, this scenario shall not be applicable when the acquired interest is below 50% of a controlling subsidiary of a publicly traded company; or

c)

indirectly or contingently, including the cases of mergers or other corporate reorganizations, involving a company that has direct or indirect shareholding with the right to vote in a publicly traded third party,

The OPA must be addressed to any and all shareholders of the company and any person with rights to share subscription or stock options granted by the company, corporate bonds or other similar securities which directly or indirectly may give right to share subscription and/or acquisition of securities, or conversion of voting shares. The addressees of the OPA must be offered an equitable price, in the terms of section 88 of the Capital Markets Law, and section III, Chapter II, Title III of the CNV Rules.

In the above mentioned cases, the prospective purchase must file the request to submit a mandatory tender offer before the CNV no later than 1 month after the takeover has been completed.

The mandatory tender offer must be launched by the prospective purchaser within five (5) days of obtaining the approval of the CNV. The term for the investors to accept or reject the offer will have to be at least ten (10) days and no more than twenty (20).

Concept of “Controlling Interest”

In accordance with the Capital Markets Law, a person can be considered to have a controlling interest, either individually or collectively, if:

i) voting rights exceed 50% of the company, excluding the shares owned directly or indirectly by the affected Company from the calculation base; or

ii) even though the shareholding is below 50%, the person acts as the “controller” of the Company in the terms of the capital markets law.

Determination of the price of the OPA in the case of a change in control

The equitable price of mandatory tender offers must be the higher between: Capital Markets Law:

(i)

the higher price that the offeror, acting individually or jointly, may have paid or agreed to pay for the securities to be offered by virtue of the OPA during the 12 months prior to the beginning of the period during which the OPA must take place;

(iii)	the average price of the shares for the last six months before the “offer.”

Penalties for Breach

Without prejudice to the penalties established by the CNV, Argentine Capital Markets Law provides that purchases in violation of such regime will be declared irregular and ineffective for administrative purposes by the CNV and cause the auction of the shares acquired in violation of the applicable regulation, without prejudice to the penalties that may correspond.

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

The Argentine Capital Markets Law and CNV Rules also established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in Section 221 of the AGCL and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.

According to Section 98 of the Argentine Capital Markets Law the price offered in the case of a voluntary withdrawal from the public offering and listing system in Argentina should be equitable and take into account the following relevant criteria:

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

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

If a shareholder or group of shareholders holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company, any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. In addition, a person that holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company may issue a unilateral declaration of its intention to purchase all outstanding shares of such company within six months following the date of acquisition of near-total control and withdraw the company from public offering and its shares from listing and trading. The price offered should be an equitable price, following the criteria set forth in the Argentine Capital Markets Law, but in no case may it be lower than the average trading price of such shares during the six-month period preceding the OPA application.

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

Corporate Governance

We comply with the AGCL, the Argentine Capital Markets Law and CNV rules and corporate governance regulations.

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

The shareholders’ meeting held on April 27, 2017, amended Article Five, subsection (g) of Article 6 and Article 16 of our bylaws. The latter two provisions were further amended by the shareholders’ meeting held on April 24, 2018.

Article Five of our bylaws, as amended on April 27, 2017, provides that the capital stock of the Company may be increased through an ordinary shareholders’ meeting decision up to five-fold of the amount at that time pursuant to article 188 of the AGCL, being liable to register any capital increase resolution in public deed. As long as the Company is authorized to place a public offering of its shares, the capital stock: (a) will result from each subscription of the last approved capital stock increase and the capital evolution will be included in the Company’s financial statements; (b) pursuant to article 188 of the AGCL, may be increased through ordinary shareholders’ meeting without any limitation whatsoever and without being compelled to amend by-laws. Upon each increase, features of those shares to be issued will be defined in virtue of such increase, and the Board of Directors may be assigned the power to issue such shares, at different times, as deemed convenient within the two-year period from such shareholders’ meeting date, as well as the definition of payment terms and conditions of such shares. As long as the Company is authorized to place a public offering of its shares, the shareholders’ meeting may pass the issuance of options to be issued or securities convertible in shares and assign the Board of Directors the definition of such issuance terms and conditions, rights to be granted, price fixing of options and shares resulting from such options, as well as any other issue susceptible to be assigned pursuant to all regulations in force.

Subsection (g) of Article 6 of our bylaws, as amended on April 24, 2018, provides that upon a tender offer of any shares of the Company, the price to be tendered per common share shall be the same for all classes of shares. In addition, upon a tender offer in case of a change of control, the fair price to be tendered shall not be lower than the highest price paid or agreed to be paid by the offeror, whether acting individually or jointly with any affiliates and or otherwise, per common share of any class of the Company during the 180 calendar days prior to, and including, the date of the offer. The procedure to carry out the tender offer must be done in accordance with the Capital Markets Law and with the CNV Rules.

Article 16 of our bylaws, as amended on April 24, 2018, provides that quorum and majority requirements for shareholders’ meetings shall be governed by Sections 243 and 244 of the AGCL, according to the class of shareholders’ meeting, whether it is a first- or second-call meeting and the matters to be transacted thereat, except for the quorum at second-call extraordinary shareholders’ meetings, which shall be deemed validly constituted whichever the number of voting shares present. Further, any amendment to subsection (g) of Article 6 described above shall be valid if also approved by the absolute majority of votes of Class B shareholders present at the meeting.

Item 10.C	Material contracts

No material contracts outside the ordinary course of business have been entered into during the last 2 years.

Item 10.D	Exchange Controls

On December 18, 2015, through Resolution No. 3/2015, the former Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MLC had to be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount. On January 5, 2017, pursuant to Resolution No. 1–E/2017 of the Ministry of Treasury, the mandatory stay period of 120 days was further reduced to 0 days.

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

The following discussion contains a description of the principal Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B shares or ADSs, it is not applicable to all categories of investors, some of which may be subject to special rules, and it does not specifically address all of the Argentine and Unites States federal income tax considerations applicable to any particular holder. This discussion is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of United States and the regulations thereunder as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine and United States federal income tax consequences to it of an investment in our Class B shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York Mellon, as depositary and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date, and any change could apply retroactively and could affect the continued validity of this summary. On December 29, 2017, Law 27,430 was published in the Official Gazette introducing a material tax reform (the “Tax Reform Law”), which introduces several modifications to the former tax regime. The Tax Reform Law has been regulated by the Decree N°279/2018 (published on April 9th 2018 in the Official Gazette) and General Resolution (AFIP) N°4227/2018 (published on April 12th 2018), regulating, among others, the income tax applicable to income derived from financial transactions, obtained by Foreign Beneficiaries (as defined below). Recently, Decree N° 1170/2018 (published on December 27th, 2018) has regulated certain amendments introduced by the Tax Reform Law.

This summary includes the modifications under the Tax Reform Law; nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs as it relates to their particular situation.

Taxation on dividends

According to the recent amendments introduced to the Income Tax Law by virtue of the Tax Reform Law, as of fiscal year 2018, the taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i) Dividends originated in profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2019: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable.

Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2020 onward: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 13% income tax withholding on the amount of such dividends. In the case of non-Argentine residents, said 13% rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable.

(iii) Dividends originated in profits obtained during tax periods before those contemplated above: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax.

The equalization tax (the “Equalization Tax”) is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

For Argentine resident individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

The income tax law provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains

According to Income Tax Law regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2019 and at the rate of 25% for tax periods initiated after January 1, 2020 and onwards. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. ADSs do not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates from the sale, exchange or other disposition of shares is subject to income capital gains tax at a 15% rate on net income. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates against income derived from the same type of operations, for a five-year carryover period.

If Argentine resident individuals and undivided estates perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) or (iii) of the paragraph above are met. Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree N°1170/2018, if their funds come from cooperative jurisdictions.

In addition, income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree N°1170/2018, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains to the extent the underlying shares are issued by an Argentine company and they are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable and the Foreign Beneficiaries are not domiciled in non-cooperative jurisdictions and whose funds were not channeled through non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries domiciled in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP 4227, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. The list of non-cooperative jurisdictions shall be published by the Executive Branch. However, Decree 279/2018 provides that until the Executive Branch issues the non-cooperative list, taxpayers should consider the list of “cooperative jurisdictions” published by the Argentine tax authorities to determine whether a jurisdiction is deemed cooperative or not.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of our Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Personal assets tax

Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last financial statements. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

It is unclear whether non-Argentine domiciled parties are subject to personal assets tax on ADSs. Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares and ADSs, and the distribution of dividends in connection therewith, are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts (“TDC”)

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax, tax on presumed minimum income or special contributions on cooperatives capital. If lower rates were applied, the available credit would be reduced to 20%.

The TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina.

According to Law No. 27,432, the Executive may increase up to 20% per year the percentage of the TDC payments that can be accounted for as payment on account of the income tax. Additionally, the Tax Reform Law enables the Executive to establish that starting in 2022 the amounts paid as TDC may be totally accounted for as payment on account of the income tax. Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their assets, above an aggregate amount of Ps.200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine tax on minimum presumed income consequences derived from the holding of Class B shares and ADSs.

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income is eliminated for tax periods beginning as of January 1, 2019.

Turnover tax

In addition, gross turnover tax could be applicable on the transfer of Class B shares or ADSs and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp taxes

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within a provincial jurisdiction or the City of Buenos Aires or outside a provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no Federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. Any gratuitous transfer of property lower than or equal to Ps.269,000 is exempt. This amount is increased to Ps.1,120,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class B shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

As defined under Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch shall publish a list of the non-cooperative jurisdictions based on the criteria above. According to Decree N° 279/2018, until the new list to be issued by the Executive Power is published, non-cooperative jurisdictions would be deemed as those not included in the “cooperative jurisdictions” list currently published in AFIP’s website, created in accordance with the Decree N°589/2013.

In turn, low or nil tax jurisdictions are defined as those countries, territories, associated states or special tax regimes that foresee a maximum corporate tax rate below 15%. Pursuant to Decree 1170/2018, the 15% threshold rate should be assessed considering the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

•	income tax would be assessed at 110% of the amount of funds transferred.

•	VAT would be assessed at 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i) from an account in a non-cooperative/low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction;

(ii) to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentine party.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third party in such jurisdiction, or that such funds have been previously declared.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the UK. The treaties signed with China, Qatar, Turkey and the United Arab Emirates are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF CLASS B SHARES OR ADSs. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

United States Federal Income Tax Considerations

This discussion describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class B shares and ADSs (and to the extent provided under “Information Reporting and Backup Withholding” and “FATCA” below, investors other than U.S. holders). This discussion does not contain a detailed description of all potential U.S. federal income tax consequences and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. In addition, this discussion does not apply to certain classes of holders, such as persons that own or are deemed to own 10% or more of the voting power or 10% or more of the total value of all classes of our stock, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders that elect mark-to-market accounting for securities holdings, banks, financial institutions, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes (or a partner therein), persons who are liable for the alternative minimum tax, persons who acquired Class B shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding Class B shares or ADSs in connection with a trade or business conducted outside of the United States, persons holding the Class B shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons required to accelerate the recognition of any item of gross income with respect to our Class B shares or ADSs as a result of such income being recognized on an applicable financial statement, or persons that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. This discussion assumes that the Class B shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of this date. All of these laws and authorities are subject to change, possibly on a retroactive basis. You should consult your own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of the Class B shares and ADSs in light of your particular circumstances.

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

Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions paid with respect to the Class B shares or ADSs (including the amount of any Argentine taxes withheld) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Any dividends you receive (including any withheld taxes) will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends paid in Pesos will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a U.S. holder’s receipt, or in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on that date. A U.S. holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such currency, which will be treated as U.S.-source ordinary income or loss.

Dividends received by certain non-corporate U.S. holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to applicable limitations (including a minimum holding period requirement), dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”) (see the discussion under “—Passive Foreign Investment Company” below).

Because the Class B shares are not themselves listed on a U.S. exchange, dividends received with respect to the Class B shares that are not represented by ADSs generally will not be treated as qualified dividends. U.S. holders of Class B shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends received by U.S. holders will generally constitute foreign source and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the Class B shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as discussed in “—Material Argentine Tax Considerations”) will not be a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average of our assets is attributable to assets that produce or at held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Our determination with respect to our PFIC status is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect and which are subject to change in the future. Those regulations and other administrative pronouncements from the IRS provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

The determination of whether we are a PFIC is made annually. Because we have valued our goodwill based on the market value of our Class B shares and ADSs, a decrease in the price of our Class B shares and ADSs may also result in us becoming a PFIC. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such Class B shares or ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class B shares or ADSs. Under these special tax rules:

•	the excess distribution will be allocated ratably over your holding period for the Class B shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class B shares or ADSs, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold Class B shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if you own Class B shares or ADSs and we cease to be a PFIC, you may be able to avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class B shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your Class B shares or ADSs provided such Class B shares or ADSs are treated as “marketable stock.” Class B shares or ADSs generally will be treated as marketable stock if the Class B shares or ADSs shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs for as long as the ADSs are traded on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. The Class B shares are traded on the ByMA, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that the Class B shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class B shares or ADSs at the end of the year over your adjusted tax basis in the Class B shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class B shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class B shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class B shares or ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class B shares or ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, holders of shares in a PFIC can sometimes avoid the special tax rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our Class B shares or ADSs in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our Class B shares or ADSs if we are considered a PFIC in any taxable year.

Sale or Other Disposition

Upon a sale or other disposition of the Class B shares or ADSs, U.S. holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s tax basis, determined in U.S. dollars, in the Class B shares or ADSs. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Class B shares or ADSs were held for more than one year. A U.S. holder’s ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder may be taxable at a preferential rate. If an Argentine tax is withheld on the sale or other disposition of the Class B shares or ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See “—Material Argentine Tax Considerations—Capital gains” for a description of when a disposition may be subject to taxation by Argentina. This gain or loss will generally be U.S.–source gain or loss for foreign tax credit purposes. U.S. holders should consult their tax advisors as to whether the Argentine tax on gains may be creditable against the U.S. holder’s U.S. federal income tax on foreign-source income from other sources.

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

Information Reporting and Backup Withholding

Dividends paid on and proceeds from the sale or other disposition of the Class B shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting unless a U.S. holder is treated as an exempt recipient and may also be subject to backup withholding unless a U.S. holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

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

In addition, it is possible that under future guidance, payments on the Class B shares and ADSs may be subject to a withholding tax of up to 30% under rules applicable to foreign “passthru payments.” Regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such regulations would not be effective prior to the date that is two years after the date on which final regulations on this issue are published. FATCA is particularly complex and its application to Argentine financial institutions is uncertain at this time. Although we have registered with the IRS and believe that we are compliant with obligations imposed on us under FATCA, it is unclear to what extent we may be able to comply with FATCA in the future. Each holder of Class B shares or ADSs should consult its own tax advisor to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Item 10.F	Dividends and paying agents

Not applicable.

Item 10.G	Statement by experts

Not applicable.

Item 10.H	Documents on display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Foreign private issuers, like us, are required to make filings with the SEC by electronic means. Any filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov/.

Item 10.I	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

The Risk Management Committee uses a risk map to explain, in detail, the trades that the trading desk is authorized to close and identifies the officers authorized to close those transactions. The risk map also describes the maximum amounts for the position in certain products, the maximum amount of losses accepted (“stop loss”) and the maximum expected loss (given a confidence interval) over a specific time period if the portfolio were held unchanged over that period (VaR limit) . It is structured in a manner that establishes different investment amounts tied to our organizational chart, where the Treasury Manager has the highest authorized amount. Complementarily, the Credit Committee establishes the credit risk limits with all financial counterparties, and it is structured in a manner that establishes different investment amounts tied to our organizational chart, where the Treasury Manager has the highest authorized amount. Our Financial Risk Department conducts a daily control over compliance with the limits established in the risk map. In the event that an exception is needed, the trading desk must apply for authorization from the CEO while maintaining the Asset and Liabilility Committee and the Risk Management Committee informed of all developments. In addition, the Risk Management Committee authorizes risk levels in terms of interest rate, foreign exchange rate, inflation and term imbalance risks. The Assets and Liabilities Committee is responsible for monitoring compliance with our market risk policies every two weeks.

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

The following table shows the five-day 99% confidence VaR for our combined trading portfolios in 2018, 2017 and 2016 (in thousands of Pesos):

	2018	2017	2016
Minimum	499,968	33,561	36,590
Maximum	206,802	128,835	111,622
Average	323,948	72,739	72,961
As of December 31,	301,724	81,986	45,385

The following chart shows the three-month 99% confidence interest rate risk VaR for our combined trading portfolios for 2018 (in thousands of Pesos)

Minimum	838,607
Maximum	645,962
Average	742,285
As of December 31,	645,962

In order to take advantage of good trading opportunities, the Bank has sometimes increased risk; however, during periods of uncertainty, the Bank has also reduced it.

Interest Rate Risk

Central Bank Communication “A” 6397 amended the way in which the Central Bank evaluates capital needs related to interest rate risk exposure, by the way adapting its methodology to international best practices. Even though Interest Rate Risk is not part of Tier I capital requirements in a direct way, this could be the case whenever the bank reaches the status of “outlier bank”. The “outlier bank” test compares the bank’s rEVE with 15% of its Tier 1 capital, under a set of prescribed interest rate shock scenarios. Tier I capital requirements will increase by the excess of the bank’s rEVE over 15% of its Tier 1 capital. Therefore, the Superintendency of Financial Institutions continues to review such risk and determines if there is a need for additional regulatory capital in case a predetermined threshold is surpassed or it finds clear evidence of an inappropriate management of this type of risk. Additionally, the Central Bank establishes the need to measure interest rate risk considering two dimensions: a) the impact of interest rate fluctuations over the underlying value of a bank’s assets, liabilities and off-balance sheet items and hence its economic value and b) the impact over the net interest income. In order to tackle the first dimension, the Central Bank established a Standardized Framework considering the impact of six different shock scenarios over the bank’s rEVE. To assess the impact over the net interest income, the bank has to make use of its internal measurement systems (SIM). See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Limitations.”

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

Interest Rate Risk Management Model

The Bank and CCF include interest rate gaps in their interest rate risk management model. This approach analyzes mismatches between asset and liability interest rates between reevaluation periods with respect to the financial statements and off-financial statements line-items. The result is a basic representation of the financial statements structure that allows for the detection of interest rate risk concentrations within the different periods. This is also used to estimate the potential impact of interest rates falling outside of the financial margin (NIM-EaR method) and the entity’s economic value (MVE-VaR method).

Every financial statements and off-financial statements line-item is classified according to its maturity. For asset/liability management accounts without maturity, an internal method of analysis is used to determine possible maturity and sensitivity.

The Asset and Liability Management Committee monitors interest rate risk management and each financial management team is in charge of executing it. The Risk Management team and Financial Planning team are in charge of monitoring compliance, enforcing risk management strategies and issuing periodic reports.

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-EaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. In the case of CCF, capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of CCF. The following chart shows the three month 99% confidence interest rate risk VaR for our combined trading portfolios for 2017, 2016 and 2015 (in thousands of Pesos):

	2018	2017	2016
Minimum	838,607	403,872	223,082
Maximum	645,962	591,639	461,509
Average	742,285	495,991	348,404

As of December 31,	645,962	591,639	373,404

The Bank and CCF’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities.

The following tables show the Bank and CCF’s consolidated exposure to a positive interest rate gap, excluding CER adjusted securities:

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	15,730	3,188	157	11	19,086
Loans to the non-financial public sector (2)	4,753	25,276	—	—	30,029
Loans to the private and financial sector (2)	56,411,966	12,543,693	4,046,330	—	73,001,989
Other assets	12,992	—	—	—	12,992
Receivables from financial leases	1,334,732	2,045,443	2,653	—	3,382,828
Total interest-earning assets	57,780,173	14,617,600	4,049,140	11	76,446,924
Interest-bearing liabilities
Savings	49,600,898	—	—	—	49,600,898
Time deposits	25,684,326	86,577	—	—	25,770,903
Investment accounts	2,255,000	1,357,667	—	—	3,612,667
Subordinated notes	1,375,597	6,394,274	—	—	7,769,871
Liabilities with Argentine financial institutions	7,147,345	886,293	—	—	8,033,638
Liabilities with international banks and institutions	—	—	—	—	—

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Total interest-bearing liabilities	86,063,166	8,724,811	—	—	94,787,977
Asset/liability gap	(28,282,992)	5,892,789	4,049,140	11	(18,341,052)
Cumulative asset/liability gap	(28,282,992)	(22,390,203)	(18,341,063)	(18,341,052)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(37.0)%	(29.3)%	(24.0)%	(24.0)%

(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The following two tables detail the Bank’s consolidated exposure to an interest rate gap, including CER adjusted securities, which may differ from ordinary interest rate securities behavior. Although the Bank maintains a positive gap in CER adjusted securities with maturities over one year, it is not significant.

The table below shows the Bank’s consolidated exposure to an interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets in national currency
Investment Portfolio(1)	12,153	3,185	65	—	15,403
Loans to the non-financial public sector (2)	4,753	25,276	—	—	30,029
Loans to the private and financial sector (2)	43,806,922	5,587,084	3,955,568	—	53,349,574
Other assets	2,560	—	—	—	2,560
Receivables from financial leases	980,349	1,245,473	256	—	2,226,078

Total interest-earning assets	44,806,737	6,861,018	3,955,889	—	55,623,644
Interest-bearing liabilities in national currency
Savings	31,069,174	—	—	—	31,069,174
Time deposits	20,777,808	85,149	—	—	20,862,957
Investment accounts	2,255,000	—	—	—	2,255,000
Subordinated notes	1,375,597	6,394,274	—	—	7,769,871
Liabilities with Argentine financial institutions	337,508	886,293	—	—	1,223,801
Liabilities with international banks and institutions	—	—	—	—	—

Total interest-bearing liabilities	55,815,087	7,365,716	—	—	63,180,803
Asset/liability gap	(11,008,350)	504,697	3,955,889	—	(7,557,158)
Cumulative asset/liability gap	(11,008,350)	(11,513,047)	(7,557,158)	(7,557,158)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(18.9)%	(20.7)%	(13.6)%	(13.6)%

(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	3,577	3	92	11	3,683
Loans to the private and financial sector(2)	12,605,044	6,956,609	90,762	—	19,652,415
Other assets	10,432	—	—	—	10,432
Receivables from financial leases	354,383	799,970	2,397	—	1,156,750

Total interest-earning assets	12,973,436	7,756,582	93,251	11	20,823,280
Interest-bearing liabilities in foreign currency
Savings	18,531,724	—	—	—	18,531,724
Time deposits	4,906,518	1,428	—	—	4,907,946
Subordinated notes	—	1,357,667	—	—	1,357,667
Liabilities with Argentine financial institutions	—	—	—	—	—
Liabilities with international banks and institutions	6,809,837	—	—	—	6,809,837

Total interest-bearing liabilities	30,248,079	1,359,095	—	—	31,607,174
Asset/liability gap	(17,274,643)	6,397,487	93,251	11	(10,783,894)
Cumulative asset/liability gap	(17,274,643)	(10,877,156)	(10,783,905)	(10,783,894)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(83.0)%	(52.2)%	(51.8)%	(51.8)%

(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2018, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.393.0 million, and this position generated a value at risk of Ps.32.8 million as of such date.

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

To manage liquidity risk, the Bank and CCF focus on their sources of liquidity. The Bank relies on certain financial products that can provide a quick source of liquidity in extreme situations of illiquidity. To this effect, the Bank relies on the control of two core metrics, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The first one, with a more short term perspective, is aimed at assessing the availability of enough liquid assets to meet the withdrawal of deposits and other liabilities in a stress scenario. Meanwhile, the NSFR aims to promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. The depositary for our ADRs is The Bank of New York Mellon. In 2018, the Depositary reimbursed expenses for an amount of U.S.$.53,291.21 In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1) Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2) Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2018.

(c) Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in their report to our consolidated financial statements.

Please see “Item 18. Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2018.

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A	Audit committee financial expert

Ricardo Enrique De Lellis is our audit committee’s financial expert. He is an independent member of the audit committee under Rule 10A-3.

Item 16.B	Code of Ethics

We have adopted a code of ethics that is applicable to, among others, our CEO, CFO and principal accounting officer and persons performing similar functions, which is posted on our website at: https://s21.q4cdn.com/714080446/files/doc_downloads/corporategovernance/Código-de-Etica-(english-version)-(1).pdf. We did not modify our code of ethics during the year ended December 31, 2018. In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2018.

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

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2018 and 2017.

	2018	2017
	(in thousands of Pesos)
Audit Fees	34,925	43,029
Audit Related Fees	11,981	26,275
Tax Fees	486	2,500
All Other Fees	6,562	1,588
Total	53,954	73,392

Audit fees are fees for professional services performed by Price Waterhouse & Co. S.R.L for the audit and limited review of Grupo Supervielle’s consolidated annual and quarterly financial statements under IFRS requirements and services that are normally provided in connection with statutory and regulatory filings.

Audit-related fees consist of fees for professional services performed by Price Waterhouse & Co S.R.L. related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports.

Tax fees are fees billed with respect to tax compliance and advisory services related to tax liabilities.

All other fees include fees paid for professional services other than the services reported above under “audit fees”, “audit related fees” and “tax fees” in each of the fiscal years above.

Audit Committee Pre-approval

Our audit committee is required to pre-approve all audit and non-audit services to be provided by our independent registered public accounting firm. Our Audit Committee has reviewed and approved audit and non-audit services fees proposed by our independent auditors.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.F	Change in Registrant’s Certifying Accountant

None.

Item 16.G	Corporate Governance

NYSE Corporate Governance Rules

Under NYSE rules, foreign private issuers are subject to more limited corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (1) we must have an audit committee meeting the independence requirements of Rule 10A-3, subject to specified exceptions; (2) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (3) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table below briefly describes the significant differences between our corporate governance practice and the NYSE corporate governance rules, applicable to U.S. domestic companies.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require us to have a majority of independent directors. However, pursuant to Section 109 of the Argentine Capital Markets Law, our Audit Committee must be composed of at least three members of the Board of Directors, with the majority of independent directors; thus, we are required to have at least two independent directors.

303A.02

This section establishes general standards to determine directors’ independence. No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

(ii) In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company’s board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

(A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the listed company to such director; and

(B) whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

(b) In addition, a director is not independent if:

Pursuant to CNV Rules, a director is not considered independent in certain situations, including where a director:

(a) is a member of the board of directors the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during immediately the previous three years;

(b) is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years;

(c) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the issuer or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director;

(d) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in it;

(e) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation”, for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

A. the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary. Employment as interim chairman or CEO or other executive officer shall not disqualify a director from being considered independent;

B. the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

C. (i) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (ii) the director has an immediate family member who is a current partner of such firm; (iii) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;

D. the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;

E. the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million, or 2% of such other company’s consolidated gross revenues.

(f) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the issuer, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them;

(g) receives any payment, including the participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section d) and the corresponding to the consideration set forth in section e);

(h) has served as member of the board of director of the issuer, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(i) is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria;

Pursuant to the CNV Rules, a director who, after his or her appointment, falls into any of the circumstances indicted above, must immediately report to the issuer, which must inform the CNV and the authorized markets where it lists its negotiable securities immediately upon the occurrence of the event or upon the instance becoming known.

In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings.

The AGCL provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting.

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Pursuant to applicable local rules, we have an Ethics, Compliance and Corporate Governance committee. Neither Argentine law nor our bylaws require the establishment of a nominating committee, as directors are nominated and appointed by the shareholders.

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.06 303A.07

A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, subject to certain specified exceptions, with a written charter that covers certain minimum specified duties.

(a) The audit committee must have a minimum of three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period of time after the appointment and at least one of its members shall have experience in accounting or financial management. In addition to meeting any requirement of Rule 10A-3 (b) (1), all audit committee members must satisfy the independence requirements set out in Section 303A.02.

(b) The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(b)(iii)(A)-H) of the NYSE Manual.

A. at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised in the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

B. meet with management and the independent auditor to review and discuss the listed company’s annual audited financial statements and quarterly financial statements, including a review of the company’s specific disclosures under Operating and Financial Review and Prospects”;

C. discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

D. discuss risk assessment and risk management policies;

E. hold separate regular meetings with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditors;

F. review any issue or difficulty arising from the audit or management’s response with the independent auditor;

G. set clear policies for the recruitment of employees or former employees of the independent auditors; and

H. report regularly to the board of directors.

(c) Rule 303A.07(c) establishes that each listed company must have an internal audit function to provide management and the audit committee with ongoing advice on the company’s risk management processes and internal control systems.

The responsibilities of an audit committee, as provided in the Argentine Capital Markets Law and the CNV Rules are essentially the same as those provided for under Rule 10A-3, which we are required to satisfy.

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies the board of directors shall determine whether such simultaneous service would prevent such members from effectively serving on the listed company’s audit committee, and disclose such determination in the order of business of the annual shareholders’ meeting of the listed company or in the company’s annual report on Form 10-K filed with the SEC.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects, including director’s standards and responsabilities

Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain recommended Corporate Governance guidelines for listed companies and the Board of Directors must include on its annual report, the level of compliance of such guidelines. We have adopted, as of May 26, 2011, a corporate governance manual.

303A.10

A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Each listed company may determine its own policies, which should address conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations, and encouraging the reporting of any illegal or unethical behavior.

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

Comparable provisions do not exist under Argentine law and CNV Rules.

Item 16.H	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

2.1	Deposit Agreement among Grupo Supervielle, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

2.2	Indenture dated as of February 9, 2017 among Banco Supervielle S.A. as issuer, The Bank of New York Mellon as trustee, paying agent, calculation agent, registrar and transfer agent and Banco Santander Rio S.A. as Argentine registrar and transfer agent, Argentine paying agent and representative of the trustee in Argentina (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File 001-37777) filed on April 27, 2018).

2.3	First supplemental indenture dated as of February 9, 2017 to the indenture dated as of February 9, 2017 among Banco Supervielle S.A., as issuer, The Bank of New York Mellon as trustee, registrar, calculation agent, paying agent and transfer agent and Banco Santander Rio S.A. as Argentine registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (File 001-37777) filed on April 27, 2018).

2.4	Second supplemental indenture dated as of February 9, 2017 to the indenture dated as of February 9, 2017 among Banco Supervielle S.A., as issuer, The Bank of New York Mellon as trustee, registrar, calculation agent, paying agent and transfer agent and Banco Santander Rio S.A. as Argentine registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File 001-37777) filed on April 27, 2018).

2.(d)	The Description of Securities.

8.1	List of subsidiaries of Grupo Supervielle as of the date of this annual report (filed herein).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

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

GRUPO SUPERVIELLE S.A.

By:	/s/ Jorge Oscar Ramírez
Name: Jorge Oscar Ramírez
Title: Chief Executive Officer

By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer

Date: May 10, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Supervielle S.A. and its subsidiaries (the “Company”) as of December 31, 2018, December 31, 2017 and January 1, 2017, and the related consolidated income statement, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and January 1, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PRICE WATERHOUSE & Co. S.R.L.

By /s/ SEBASTIÁN MORAZZO (Partner)

Sebastián Morazzo

Buenos Aires, Argentina

May 10, 2019

We have served as the Company’s auditor since 2008.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2018, 2017 and January 1, 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
ASSETS
Cash and due from banks (Note 1.8)	33,687,553	16,384,924	14,795,794
Cash	4,789,701	4,486,951	3,463,786
Financial institutions and correspondents
Argentine Central Bank	27,388,784	10,408,716	10,358,422
Other local financial institutions	1,498,669	1,415,251	937,828
Others	10,399	74,006	35,758
Debt Securities at fair value through profit or loss (Note 1.8, 6 and 17)	15,112,115	16,837,925	782,547
Derivatives (Note 6 and 11)	15,924	39,740	52,152
Repo transactions (Note 10)	—	4,945,864	—
Other financial assets (Note 1.8, 6 and 17)	1,698,054	2,388,795	3,458,243
Loans and other financing (Note 6 and 26)	77,208,464	87,108,670	69,996,876
To the non-financial public sector	32,802	48,143	7,934
To the financial sector	398,551	586,358	710,798
To the Non-Financial Private Sector and Foreign residents	76,777,111	86,474,169	69,278,144
Other debt securities (Note 1.8, 6 and 17)	4,311,095	529,891	3,802,747
Financial assets in guarantee (Note 6 and 17)	2,007,217	1,921,219	2,699,392
Current income tax assets	592,058	180,458	—
Inventories (Note 17)	69,918	156,306	55,829
Investments in equity instruments (Note 6 and 17)	10,404	68,881	6,197
Property, plant and equipment (Note 14)	2,183,734	2,060,551	1,630,618
Investment Property (Note 15)	413,357	287,072	887,242
Intangible assets (Note 16)	2,710,837	459,420	639,705
Deferred income tax assets (Note 5)	821,818	1,156,980	985,294
Non-current assets held for sale	2,800	—	—
Other non-financial assets (Nota 17)	888,648	703,454	328,103

TOTAL ASSETS	141,733,996	135,230,150	100,120,739

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2018, 2017 and January 1, 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
LIABILITIES
Deposits (Note 17)	94,906,014	83,284,983	66,075,709
Non-financial public sector	11,105,477	9,112,185	4,767,148
Financial sector	25,236	23,183	20,902
Non-financial private sector and foreign residents	83,775,301	74,149,615	61,287,659
Liabilities at fair value through profit or loss (Note 6 and 17)	268,086	—	—
Derivatives (Note 6 and 11)	94,222	—	—
Repo transactions (Note 10)	—	—	1,088,747
Other financial liabilities (Note 6 and 17)	4,267,239	5,774,555	5,584,663
Financing received from the Argentine Central Bank and other financial institutions (Note 6 and 17)	8,032,837	5,205,766	3,161,327
Unsubordinated negotiable Obligations (Note 6 and 24)	9,307,171	12,681,237	3,775,525
Current income tax liability	791,272	1,217,961	1,022,463
Subordinated negotiable obligations (Note 6 and 24)	1,383,817	1,012,661	2,540,433
Provisions (Note 17)	86,915	118,357	117,231
Deferred income tax liabilities (Note 5)	223,351	29,808	14,587
Other non-financial liabilities (Note 17)	5,404,998	5,613,054	4,689,194

TOTAL LIABILITIES	124,765,922	114,938,382	88,069,879

SHAREHOLDERS’ EQUITY
Shareholders’ Equity attributable to owners of the parent company	16,953,987	20,069,467	11,719,477
Shareholders’ Equity attributable to non-controlling interests	14,087	222,301	331,383

TOTAL SHAREHOLDERS’ EQUITY	16,968,074	20,291,768	12,050,860

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
Interest income (Note 17.14)	30,416,242	22,264,831
Interest expenses (Note 17.15)	(17,413,360)	(8,309,665)

Net interest income	13,002,882	13,955,166

Net income from financial instruments (NIFFI) at fair value through profit or loss (Note 17.16)	6,310,371	3,545,647
Exchange rate differences on gold and foreign currency	1,126,705	393,112

NIFFI And Exchange Rate Differences	7,437,076	3,938,759

Net Financial Income	20,439,958	17,893,925

Services Fee Income (Note 17.17)	5,927,689	6,063,719
Services Fee Expense (Note 17.18)	(1,418,180)	(1,220,427)
Income from insurance activities (Note 17.19)	848,665	899,491

Net Service Fee Income	5,358,174	5,742,783

Subtotal	25,798,132	23,636,708

Results from exposure to changes in the purchasing power of money	(6,015,001)	(2,591,255)
Other operating income (Note 17.20)	2,473,558	1,838,024
Loan loss provisions	(5,179,033)	(4,033,187)

Net operating income	17,077,656	18,850,290

Personnel expenses (Note 17.21)	8,778,580	8,736,238
Administration expenses (Note 17.22)	5,600,508	4,918,531
Depreciation and impairment of non-financial assets (Note 17.23)	432,389	621,988
Other operating expenses (Note 17.24)	4,311,940	4,156,824

Income / (loss) before taxes	(2,045,761)	416,709

Income tax (Note 5)	(1,010,888)	(1,171,969)

Net loss for the year	(3,056,649)	(755,260)

Net loss for the year attributable to owners of the parent company	(3,028,003)	(754,370)
Net loss for the year attributable to non-controlling interests	(28,646)	(890)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
Net loss for the year	(3,056,649)	(755,260)

Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	308,585	53,783
Income tax (Note 5)	(76,334)	(16,135)

Net revaluation surplus of property, plant and equipment	232,251	37,648

Income from equity instruments at fair value through other comprehensive income	1,042	12,176
Income tax (Note 5)	(313)	(4,261)

Net income from equity instruments at fair value through other comprehensive income	729	7,915

Total Other Comprehensive Income not to be reclassified to profit or loss	232,980	45,563

Components of Other Comprehensive Income to be reclassified to profit or loss
Income from financial instruments at fair value through other comprehensive income	11,932	2,007
Income tax (Note 5)	(3,338)	(688)

Net income from financial instruments at fair value through other comprehensive income	8,594	1,319

Other Comprehensive Income to be reclassified to profit or loss	8,594	1,319

Other Comprehensive Income	241,573	46,882

Other comprehensive income attributable to parent company	241,322	46,869
Other comprehensive income attributable to non-controlling interest	251	13

Comprehensive loss	(2,815,076)	(708,378)

Comprehensive loss for the year attributable to owners of the parent company	(2,786,681)	(707,501)
Comprehensive loss for the year attributable to non-controlling interest	(28,395)	(877)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended on December 31, 2018 and 2017

(Expressed in thousands of pesos)

Items	Capital stock	Capital Adjustment	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity attributable to parent company	Total Shareholders’ equity attributable to non-controlling interest	Total shareholders’ equity
Balance at January 1, 2017	363,777	1,178,829	6,813,621	49,794	1,958,241	1,355,215	—	11,719,477	331,383	12,050,860

Contributions from shareholders	92,945	53,104	9,022,200	—	—	—	—	9,168,249	—	9,168,249
Distribution of retained earnings by the shareholders’ meeting on April 27, 2017:
- Other reserves	—	—	—	22,961	1,222,843	(1,245,804)	—	—	—	—
- Dividend distribution	—	—	—	—	—	(110,758)	—	(110,758)	—	(110,758)
Other movements	—	—	—	—	—	—	—	—	(108,205)	(108,205)
Net loss for the year	—	—	—	—	—	(754,370)	—	(754,370)	(890)	(755,260)
Other comprehensive income for the year	—	—	—	—	—	—	46,869	46,869	13	46,882

Balance at December 31, 2017	456,722	1,231,933	15,835,821	72,755	3,181,084	(755,717)	46,869	20,069,467	222,301	20,291,768

Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves (Note 16)	—	—	—	18,589	2,174,764	(2,193,353)	—	—	—	—
- Dividend distribution (Note 16)	—	—	—	—	—	(328,363)	—	(328,363)	—	(328,363)
Purchase of subsidiaries ‘shares	—	—	(436)	—	—	—	—	(436)	(161)	(597)
Other movements	—	—	—	—	—	—	—	—	(179,658)	(179,658)
Net loss for the year	—	—	—	—	—	(3,028,003)	—	(3,028,003)	(28,646)	(3,056,649)
Other comprehensive income for the year	—	—	—	—	—	—	241,322	241,322	251	241,573

Balance at December 31, 2018	456,722	1,231,933	15,835,385	91,344	5,355,848	(6,305,436)	288,191	16,953,987	14,087	16,968,074

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
Cash flow from operating activities
Net loss for the year	(3,056,649)	(755,260)
Adjustments to obtain flows from operating activities:
Income tax	1,010,888	1,171,969
Depreciation and Impairment of Property, plant and equipment	432,389	621,988
Loan loss provisions	5,179,033	4,033,187
Results from exposure to changes in the purchasing power of money	(9,327,946)	(11,441,536)
Exchange rate difference on gold and foreign currency	(1,126,705)	(393,112)
(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(5,979,152)	(5,820,127)
Derivatives	23,816	12,412
Repo transactions	4,945,864	(4,945,864)
Loans and other financing
To the non-financial public sector	15,341	(40,209)
To the other financial entities	187,807	124,440
To the non-financial sector and foreign residents	4,526,249	(21,229,212)
Other debt securities	(3,781,204)	3,272,856
Financial assets in guarantee	(85,998)	778,173
Investments in equity instruments	58,477	(62,684)
Other assets	2,033,926	651,037
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	1,993,292	4,345,037
Financial sector	2,053	2,281
Private non-financial sector and foreign residents	9,625,687	12,861,955
Derivatives	94,222	—
Repo operations	—	(1.088,747)
Liabilities at fair value through profit or loss	268,086	—
Other liabilities	(1,729,887)	1,114,879
Income Tax paid	(1,323,633)	(1,313,394)
Net cash provided by / (used in) operating activities (A)	3,985,956	(18,099,931)
Cash flows from investing activities
Payments related to:
Purchase of PPE, intangible assets and other assets	(1,263,758)	(961,388)
Purchase of liabilities and equity instruments issued by other entities	(208,252)	(109,082)
Purchase of investments in subsidiaries	(1,838,080)	—
Collections:
Disposals related to PPE, intangible assets and other assets	213,403	689,922
Net cash used in investing activities (B)	(3,096,687)	(380,548)

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Cash flows from financing activities
Payments:
Changes in investments in subsidiaries that do not result in control loss	(436)	—
Financing received from Argentine Financial Institutions	(68,373,253)	(63,870,306)
Unsubordinated negotiable obligations	(7,553,375)	(1,731,483)
Subordinated negotiable obligations	(12,985)	(1,527,772)
Dividends	(328,363)	(110,758)
Collections:
Unsubordinated negotiable obligations	4,179,312	10,637,195
Financing received from Argentine Financial Institutions	71,200,324	65,914,745
Contributions from shareholders	—	9,168,249
Net cash (used in) / provided by financing activities (C)	(888,776)	18,479,870
Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	15,342,947	14,032,791
Net increase in cash and cash equivalents (A+B+C+D)	15,343,440	14,032,182
Cash and cash equivalents at the beginning of the year	31,633,118	17,600,936
Cash and cash equivalents at the end of the year	46,976,558	31,633,118

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (individually referred to as “Grupo Supervielle” or “the Company” and jointly with its subsidiaries as the “Group”), is a financial services holding company organized under the laws of Argentina that conducts its business through its subsidiaries, providing banking services, proprietary brand credit card services, personal loans, insurance and other services.

Grupo Supervielle’s Consolidated Financial Statements as of December 31, 2018 and 2017 and January 1, 2017 and for the years ended December 31, 2018 and 2017 include the assets, liabilities and results of the controlled companies detailed in Note 1.3.

1.1.	First time adoption of International Financial Reporting Standards (IFRS)

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) (all together, “IFRS”) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). All IFRS applicable as of the date of these Consolidated Financial Statements have been applied. The Group adopted IFRS in the fiscal year beginning on January 1, 2018, being its transition date January 1st, 2017. Group’s transition to IFRS is described in Note 2.

The Group’s consolidated financial statements for the fiscal year ended December 31, 2018 have been prepared in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

In Argentina, the Group is subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the National Securities Commission (“C.N.V.”) regulations and it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.

The Argentine Central Bank, through Communications“A” 5541, as amended, set forth a convergence plan towards the application of IFRS and the interpretations issued by the IFRIC, for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018. The convergence plan had two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full. The Group has filed its financial statements under these rules for local purposes on March 7, 2019. Shareholder’s equity under the Argentine Central Bank’s rules is presented in Note 25.

For comparative purposes certain valuation and presentation accounting policies that were previously applied under the prior accounting framework have been modified in the consolidated financial statements in order to comply with the IFRS. The comparative figures and figures as of the transition date (January 1st, 2017) have been modified to reflect the adjustments to the previous accounting framework.

Note 2.3 includes a reconciliation of shareholders’ equity figures disclosed in the consolidated financial statements prepared in accordance with the prior accounting framework on the transition date (January 1st, 2017) and on the adoption date (December 31, 2017) and the statements of income and other comprehensive income figures for the year ended December 31, 2017 and those presented in accordance with IFRS in these consolidated financial statements, as well as the effects of the adjustments to cash flows.

The Management has concluded that these consolidated financial statements fairly present the Group’s financial position, financial performance and cash flows, in accordance with IFRS.

1.2.	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS.

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

These consolidated financial statements as of December 31, 2018, were approved by resolution of the Board of Directors’ meeting held on May 10, 2019.

(a)	Going concern

The consolidated financial statements as of December 31, 2018, 2017 and January 2017 have been prepared on a going concern basis as there is a reasonable expectation that the Group will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

(b)	Measuring Unit – IAS 29 (Financial reporting in hyperinflationary economies)

The Consolidated Financial Statements of the Entity are expressed in Argentine pesos which is the functional currency.

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered hyperinflationary. This Standard requires that the financial statements of an entity that reports in the currency of a highly inflationary economy shall be stated in terms of the measuring unit current at the closing date of the latest reporting period, regardless of whether they are based on a historical cost approach or a current cost approach. To this end, in general terms, the inflation rate must be computed in the non-monetary items as from the acquisition date or the revaluation date, as applicable. These requirements also comprise the comparative information of the financial statements.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of factors to consider, including a cumulative inflation rate over three years that is close to or exceeds 100%.

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2018 reached 148.0%. On the other hand, the macroeconomic events that have taken place in the country during the year show that the country is complying with the qualitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. All this, consequently, originates the need to apply the restatement for inflation of the financial statements in the terms of IAS 29 for the year ended December 31, 2018.

In relation to the inflation index to be used it will be determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires, due to the fact that during those two months there were no IWPI measurements at national level. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The index as of December 31, 2018 amounts to 2,443.16. The tables below show the evolution of these indexes in the last three years and as of December 31, 2018 according to official statistics (INDEC):

	As of December 31,
	2015	2016	2017	2018
Variation in Prices
Annual	17.2%	34.6%	24.8%	47.7%
Accumulated 3 years	72.5%	102.3%	96.8%	148.0%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2018 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

The Group restated all the non-monetary items in order to reflect the impact of the inflation in terms of the measuring unit current as of December 31, 2018. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and the Equity items. Each item must be restated since the date of the initial recognition in the Group’s Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Comparative figures must also be presented in the current currency of December 31, 2018 and are restated using the general price index of the current year. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

As far as results are concerned, there was an increase in amortization and depreciation arising from the restatement of non-monetary assets, and a decrease in financial income and expense due to the negative result of the exposure to inflation from the excess of monetary assets over monetary liabilities, with the consequent impact on income tax.

Restatement of the Income Statement and the Statement of Cash Flows

In the Income Statement, items shall be restated from the dates when the items of income and expense were originally recorded. To this end, the Group applied the variations in a general price index.

The effect of inflation on the monetary position is included in the Income Statement under Results from exposure to changes in the purchasing power of money.

The items of the Statement of Cash Flows must also be restated in terms of the measuring unit current at the closing date of the Statement of Financial Position. IAS 29 para 33 states that all items in the statement of cash flows are expressed in terms of the measuring unit current at the end of the reporting period. The loss arising from the restatement has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

Restatement of the Statement of Changes in Shareholder’s Equity

All components of the Statement of Changes in Shareholder’s Equity, except reserves and retained earnings, must be restated from the dates on which the items were contributed or otherwise arose.

(c)	New Standards and Interpretations issued by the IASB not in force

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which establishes the criteria for recognition and valuation of leases for lessees and lessors. IFRS 16 will affect primarily the accounting by lessees and requires recognition of an asset (the right to use the leased item) and a financial liability for those contracts that meet the definition of leases under the standard. An optional exemption exists for short-term and low-value leases. This standard is effective for fiscal years beginning on or after January 1, 2019.

The Group has adopted the IFRS 16’s practical expedients therefore it has applied this standard to contracts that were previously identified as leases applying IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. For leases previously classified as operating leases, the Group has recognized assets and liabilities as follows:

•	Lease liability: it was measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application.

•

Right-of-use asset: it was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the statement of financial position immediately before the date of initial application.

The impact of this standard will be an increase in Assets and Liabilities of Ps. 905,945.

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” as replacement for IFRS 4. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment, and a contractual service margin representing the unearned profit of the contract which is recognized as revenue over the coverage period. This standard is effective for fiscal years beginning on or after January 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

Prepayment Features with Negative Compensation – Amendments to IFRS 9: This amendment to IFRS 9 enables entities to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, that include some loans and debt securities, would otherwise have been measured at fair value

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

through profit or loss. To qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a ‘held to collect’ business model. Entities are required to apply this amendment to IFRS 9 for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard will not have a material impact.

Annual Improvements to IFRS 2015–2017 Cycle: The following improvements were adopted in December 2017.

✓	IFRS 3: The amendments to IFRS 3 clarified that obtaining control of a joint operation is a business combination achieved in stages.

✓

IAS 12: The amendments to IAS 12 clarified that the tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits where recognized. These requirements apply to all income tax consequences of dividends.

✓

IAS 23: The amendments to IAS 23 clarified that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

Entities are required to apply these amendments for fiscal years commencing on or after January 1, 2019.

The Group believes that the application of this standards would not have a material impact.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group.

1.3.	Consolidation

A subsidiary is an entity, including structured entities, over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The following chart provides the subsidiaries included in the consolidation process:

Company	Main Activity	Percentage of direct or indirect investment in capital stock
		12/31/2018		12/31/2017		01/01/2017
Banco Supervielle S.A.	Commercial Bank	99,89	% (1)	99,88	% (1)	98,23	% (1)
Cordial Compañía Financiera S.A.	Financial Company	99,90%		99,89%		98,32%
Tarjeta Automática S.A.	Credit Card	99,99%		99,99%		99,78%
Supervielle Asset Management S.A.	Mutual Fund	100,00%		100,00%		100,00%
Sofital S.A.F. e I.I.	Real State	100,00%		100,00%		100,00%
Espacio Cordial de Servicios S.A.	Retail Services	100,00%		100,00%		100,00%
Supervielle Seguros S.A.	Insurance	100,00%		100,00%		100,00%
Micro Lending S.A.U.	Financial Company	100,00%		—		—
InvertirOnline S.A.U.	Financial Broker	100,00%		—		—
InvertirOnline.Com Argentina S.A.U.	Representations	100,00%		—		—

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99,87%, 99,86% and 98,21% as of 12/31/2018, 12/31/2017 and 01/01/2017 respectively.

Financial Statements of controlled companies are for the same period of Group´s Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income, statement of comprehensive income, statement of changes in shareholder’s equity and statement of financial position, respectively.

InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U. and Micro Lending S.A.U. are consolidated from the date of their acquisition (See Note 29).

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, the liabilities incurred to the former owners of the acquired business, the equity interests issued by the Group, the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquired entity and the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the Consolidated Income Statement as a “bargain purchase”.

As it is mentioned in Note 2.2. the Company has decided not to apply IFRS 3 retrospectively for those business combinations prior to the transition date.

1.4.	Consolidated Structured Entities

Banco Supervielle S.A., Cordial Compañía Financiera S.A. and Micro Lending S.A.U have securitized certain financial instruments, mainly consumer loans, through financial trusts that issue debt securities and participation certificates.

The Group controls a structured entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Structured entities are consolidated from the date on which the control is transferred to the Group. They are deconsolidated from the date that control ceases.

As for financial trusts, the Group has evaluated the following:

•	The purpose and design of the trust

•	Identification of relevant activities of the trust

•	Decision-making process on these activities

•	If the Group has the power to direct the relevant activities of the trust

•	If the Group is exposed to, or has rights to, variable returns from its involvement with the trust

•	If the Group has ability to affect those returns through its power over the trust

In accordance with the aforementioned, the Group controls such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of December 31, 2018 and 2017 and January 1, 2017:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
Assets
Loans	1,030,280	1,991,228	2,667,615
Financial assets	139,869	206,171	317,061
Other assets	126,160	27,898	65,234

Total Assets	1,296,309	2,225,297	3,049,910

Liabilities
Financial liabilities	893,180	1,197,202	1,757,201
Other liabilities	148,550	131,570	156,108

Total Liabilities	1,041,730	1,328,772	1,913,309

1.5.	Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

1.6.	Segment Reporting

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), and whose financial information is evaluated on a regular basis by the chief operating decision maker.

Operating segments are reported in a manner consistent with the internal reporting provided to:

(i)

Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for allocating resources and assessing the performance of operating segments; and

(ii)	The Board, who is in charge of making strategic decisions of the Group.

1.7.	Foreign currency translation

(a)	Functional and presentation currency

Figures included in the Consolidated Financial Statements of each of the Group’s entities are measured using the functional currency, that is, the currency of the primary economic environment in which the entity operates. Consolidated Financial Statements are presented in Argentine pesos, which is the functional and presentation currency of the Group.

(b)	Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates released by the Argentine Central Bank at the dates of the transactions. Gains and losses in foreign currency resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency at year end exchange rates, are recognized in the income statement, under “Exchange rate differences on gold and foreign currency”. They are deferred in the shareholders’ equity if they relate to qualifying cash flow hedge and qualifying net investment hedge or are attributable to part of the net investment in a foreign operation.

1.8.	Cash and due from banks

Cash and due from Banks item includes available cash and unrestricted deposits held in Banks, which are short-term liquid instruments and have original maturities of less than three months.

Assets disclosed under cash and due from Banks are measured at amortized cost which is close to its fair value.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2018	12/31/2017	01/01/2017
Cash and due from banks	33,687,553	16,384,924	14,795,794
Debt securities at fair value through profit or loss	12,633,443	14,242,927	620,544
Money Market Funds	655,562	1,005,267	2,184,598
Cash and cash equivalents	46,976,558	31,633,118	17,600,936

The Group invests in money market funds (MMF) whose investments qualify individually as cash and cash equivalents. An MMF is an open-ended mutual fund that invests in short-term debt instruments (typically one day to one year) such as treasury bills, certificates of deposit, bonds, government gilts and commercial papers. These MMF have to comply with strict fund policies such as:

•	controls ensuring constant net asset value or linear performance to limit volatility supported by actual performance;

•	returns benchmarked to short-term money market interest rates;

•	investment in high-quality instruments with high liquidity and a maximum weighted average maturity of a few weeks; and

•	highly diversified portfolio.

Reconciliation between balances as appearing on the Statement of Financial Position and the items Statement of Cash Flow:

Items	12/31/2018	12/31/2017	01/01/2017
Cash and due from Banks
As per Statement of Financial Position	33,687,553	16,384,924	14,795,794
As per the Statement of Cash Flows	33,687,553	16,384,924	14,795,794
Debt securities at fair value through profit or loss
As per Statement of Financial Position	15,112,115	16,837,925	782,547
Securities not considered as cash equivalents	(2,478,672)	(2,594,998)	(162,003)
As per the Statement of Cash Flows	12,633,443	14,242,927	620,544
Money Market Funds
As per Statement of Financial Position – Other financial assets	1,698,054	2,388,795	3,458,243
Other financial assets not considered as cash equivalents	(1,042,492)	(1,383,528)	(1,273,645)
As per the Statement of Cash Flow	655,562	1,005,267	2,184,598

1.9.	Financial Instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition, the Group measures a financial asset or liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss allowance (ECL) is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income, as described in note 1.12, which results in an accounting loss being recognized in profit or loss when an asset is newly originated.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:

•

When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.

•

In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds and, accounts receivables purchased from clients in non-recourse factoring transactions.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of:

a)	the Group’s business model for managing financial assets, and;

b)	the cash-flows characteristics of the financial asset

Business Model

The business model reflects how the Group manages a group of financial assets in order to generate cash flows. That is, whether the Group’s objective is solely to collect the contractual cash flows from the assets (measured at amortized cost) or is to collect both the contractual cash flows and cash flows arising from the sale of assets (measured at fair value through other comprehensive income). If neither of these is applicable, then the financial assets are classified as part of other business model and measured at fair value through profit or loss.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Consequently, such business model is not assessed instrument by instrument, but at a higher aggregated level.

The Group reclassifies an instrument when and only when its business model for managing those assets has changed.

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i) Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)	the financial asset is held for collection of contractual cash flows, and

(b)	the assets’s cash flows represent solely payments of principal and interest.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

The amortized cost is the amount at which it is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

ii) Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is held for collection of contractual cash flows and for selling financial assets and

(b)	the asset’s cash flows represent solely payments of principal and interest.

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument, and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost shall be recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

iii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

•	Instruments held for trading

•	Instruments specifically designated at fair value through profit or loss

•	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s senior management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or

2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

2.

The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to oher entities and transfers subtantially all of the risks and rewards. These transactions result in derecognition if the Group:

a.	Has no obligation to make payments unless it collects amounts from the assets;

b.	Is prohibited from selling or pledging the financial assets;

c.	Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitues a derecognition event.

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

•	Financial liabilities at fair value through profit or loss.

•	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.

•	Financial guarantee contracts and loan commitments.

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

•	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or

•	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or

•	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantee contracts and loan commitments are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance and the unaccrued premium at year end.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities when they are extinguished; this is, when the obligation specified in the contract is discharged, cancelled or expires.

1.10	Derivatives

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are carried as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

The Group has not applied hedge accounting in these consolidated financial statements.

1.11	Repo Transactions

i)	Reverse Repo Transactions

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans for the risk has not been transferred to the counterparty.

Loans granted in the form of reverse repo agreements are accounted for under “Repo Transactions”, classified by counterparty and also by the type of assets received as collateral.

At the end of each month, accrued interest income is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest Income.”

The assets received and sold by the Group are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation of delivering the security disposed of.

ii)	Repo Transactions

Loans granted in the form of repo agreements are accounted for under “Repo Transactions”, classified by counterparty and also by the type of asset pledged as collateral.

In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as collateral, it is reclassified to “Financial assets in guarantee”. At the end of each month, these assets are measured according to the category they had before they were subject to the repo transaction, and results are charged against the applicable accounts, depending on the type of asset.

At the end of each month, accrued interest expense is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest-Expenses”.

1.12	Allowance for Loan Losses

a)	Definition

The Group recognizes an impairment in the value to financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts that are not measured at fair value.

The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognized impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.

As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.

Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be over 12 months or during the life of the financial instrument:

•

12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as Stage 1.

•

Expected credit losses over the life of the financial instrument: arising from the potential default events that are estimated to be likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified as Stage 2 or Stage 3.

With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

b)	Financial instruments presentation

For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

•	Normal Risk (“Stage 1”): includes all instruments that do not meet the requirements to be classified in the rest of the categories.

•

Normal risk under watchlist (“Stage 2”): includes all instruments that, without meeting the criteria for classification as doubtful risk, have experienced significant increases in credit risk since initial recognition.

•

Doubtful Risk (“Stage 3”): includes financial instruments, overdue or not, in which there are reasonable doubts about their total repayment (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in Stage 3.

c)	Impairment valuation assessment

The asset impairment model in IFRS 9 applies to financial assets measured at amortized cost, debt instruments at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.

The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, assessed both individually and collectively.

•

Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate

The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset.

•

Collectively: the Group also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking subject to a standardized risk management.

For the purposes of the collective assessment of expected credit losses, the Group has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors’ capacity to pay are considered.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor’s sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

The Group performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

On the other hand, the methodology required to estimate the expected credit loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of three possible future scenarios which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), Interest Rate, unemployment rate, etc.).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

For the estimation of the parameters used in the determination of the allowance for loan losses (EAD—Exposure at Default, PD -Probability of Default, LGD -Loss Given Default), the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment models under IFRS 9.

•	Exposure at default: is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.

•

Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the collaterals associated with the operation and the future cash flows that are expected to be recovered.

The definition of default implemented by the Group for the purpose of calculating the impairment provision models is based on the requirements of IFRS 9, which considers that a “default” exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is delinquent for more than 90 days with respect to any significant credit obligation.

Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: for Comercial Loans, this threshold is used as an additional, but not primary, indicator of significant risk increase due to the credit evaluation complexity and as a result of studies that show a low correlation of the significant risk increase with this past due threshold. In order to do so other information is taken into account as financial and economic analysis, repayment capacity, among others.

Assets with low credit risk at the reporting date: the Group assesses the existence of significant risk increase in all its financial instruments.

For the estimation of the expected credit losses, the prospective information is taken into account. Specifically, the Group considers three prospective macroeconomic scenarios, which are updated periodically, during a time horizon of 12 months. The projected evolution for the next year of the main macroeconomic indicators used by the Group for estimating expected credit losses is presented below:

Segment	Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
Retail	Employment Index	137.3	140.2	134.5
	Monthly Economic Activity Estimator	150.6	153.8	146.8
Corporate	Interest Rate	(11.58%)	(12.62%)	(10.00%)
	Foreign Currency Private Sector Deposits Variation	5.99%	6.53%	5.15%

Each one of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, the Group associates the Base scenario with the highest weight, and the lower weights to the most extreme scenarios:

Scenario 1	80%
Scenario 2	10%
Scenario 3	10%

The sensitivity analysis for the macroeconomic scenarios’ probability of occurrence was based on a 5% increase/decrease in the probability of occurrence of Scenario 1. The ECL allowance sensitivity to future macroeconomic conditions is as follows:

December 31, 2018
Reported ECL Allowance	4,936,275
Gross carrying amount	82,144,739
Reported ECL Coverage	6.01%
ECL amount by scenarios
Favorable scenario	4,935,454
Unfavorable scenario	4,939,083
Coverage ratio by scenarios
Favorable scenario	6.01%
Unfavorable scenario	6.01%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

1.13	Leases

Leases are classified at their inception as operating or finance leases based on the economic substance of the agreement.

The group as lessor:

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease.

Finance leases

Finance leases are measured at the present value of on the future lease payments using a discount rate determined at inception.

The difference between the gross receivable and the present value represents unearned finance income and is recognized during the lease term using the net investment method, which reflects a constant periodic rate of return.

Incremental costs directly attributable to negotiating and arranging the lease are included in the initial measurement of the lease and reduce the amount of income recognized during the lease term.

The Group utilizes the criteria described in Note 1.12 to determine whether there is objective evidence that an impairment loss has occurred, as for loans carried at amortized cost.

1.14	Property, plant and equipment

Property, plant and equipment is measured at historical cost less depreciation, except for land and buildings, where the Group adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

The depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each item included in property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture and plant	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

The asset’s residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized in other comprehensive income. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset. All other decreases are charged to profit or loss.

Gains and losses on disposals are determined by comparing proceeds with carrying amount.

1.15	Investment properties

The investment properties are composed of buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss when arises. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent expert.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.16	Inventories

Inventories are valued at the lower of cost and net realizable value. The cost includes the acquisition costs (net of discounts, rebates and similar), as well as other costs that have been incurred to give the inventories their location and conditions to be commercialized. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of sale.

The inventories’ net realizable values are reviewed and adjusted if carrying amount is greater than its net realizable value at the end of each reporting period.

The Group establishes an allowance for obsolete inventory and low turnover rate products at the end of each year.

1.17	Intangible Assets

(a)	Goodwill

The Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

(i)	consideration transferred, valued at fair value as of acquisition date

(ii)	amount of any non-controlling interest in the acquired entity; and

(iii)	acquisition-date fair value of any previous equity interest in the acquired entity

(iv)	over the fair value of the net identifiable assets acquired.

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not subject to amortization, but it is annually tested for impairment.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill impairment is recognized when the carrying amount exceeds its recoverable amount which derives from the fair value of the cash-generating unit. The fair value of the reporting unit is estimated using discounted cash flows techniques.

Impairment losses are not reverted once recorded. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group has decided not to apply IFRS 3 retrospectively for those business combinations prior to the transition date.

(b)	Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date..

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

(c)	Software

Costs related to software maintenance are recognized as an expense as incurred. Development, acquisition or implementation costs which are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:.

•	it is technically feasible to complete the software so that it will be available for use

•	management intends to complete the software and use or sell it

•	there is an ability to use or sell the software

•	it can be demonstrated how the software will generate probable future economic benefits

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•	the expenditure attributable to the software during its development can be reliably measured.

These intangible assets are amortized on a straight-line basis during their estimated useful life, over a term not exceeding five years.

1.18	Assets held for sale

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations” will be disclosed separately from the rest of the assets and liabilities.

An asset may be classified as held for sale if its carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, and a sale is considered highly probable.

To apply the above classification, an asset must meet the following conditions:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

•	it must be available for immediate sale in its current conditions;

•	Management must be committed to a plan to sell the asset and have started an active program to locate a buyer and complete the plan;

•	the asset must be actively marketed for sale at a reasonable price, in relation to its current fair value;

•	the sale must be expected to be completed within 12 months from the reclassification date;

•	it is unlikely that the plan will be significantly changed or withdrawn.

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations”, are measured at the lower of their carrying amount and fair value less costs to sell.

The Group will not depreciate the asset while classified as held for sale.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above.

1.19	Impairment of non-financial assets

Assets with an indefinite useful life are not subject to amortization but are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount exceeds its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or group of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

1.20	Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.21	Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where the Group has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.22	Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the economic group. Non-derivative financial liabilities are measured at amortized cost.

1.23	Provisions / Contingencies

A provision will be recognized when:

a-	an entity has a present obligation (legal or implicit) as a result of past event;

b-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and

c-	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) the Group has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, the Group has created an expectation that it will discharge those responsibilities

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by the Group, as well as on the basis of past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

Contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the Group; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

As of the date of these consolidated financial statements, the Group’s management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 17.

1.24	Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.24.1	Employee benefits

The Group’s short-term obligations includes liabilities for wages and salaries, including annual leave, that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as Other Non-Financial Liabilities in the Consolidated Financial Position.

The Group approved a retirement plan based on incentives for members of senior management and the Board of Directors, who will be entitled to receive cash payments over time if certain performance objectives are met.

In addition, provisions related to pre-retirement plans and seniority awards benefits are recognized.

The provisions are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects prevailing market conditions on the time value of money and the specific risks for that obligation.

1.25	Negotiable Obligations

Subordinated and unsubordinated negotiable obligations issued by the Group are measured at Amortized Cost. Where the group buys back its own negotiable obligations, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

1.26	Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2018 as described in Note 1.2.b, except from the item “Capital Stock”, which has been held at nominal value.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Common shares are recognized in shareholders’ equity and carried at nominal value. When any subsidiary of the Group buys shares of the Group (treasury stock), the effective payment, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders’ equity until the shares are either canceled or disposed.

1.27	Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, the Group and its subsidiaries, other than Banco Supervielle and Cordial Compañía Financiera, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle and Cordial Compañía Financiera, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 25.

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by the Group’s Shareholders.

1.28	Revenue Recognition

Financial Income

Financial income are recognized in respect to all financial assets which interest income is calculated by applying the effective interest rate.

Gains or losses included in the effective interest rate includes disbursements or receipts relating to the origination or acquisition of a financial asset.

Fees and commissions

Fees and commissions earned by the Group on the origination of syndicated loans are not part of the product effective interest rate, and are recognized in the income statement at the time the Group satisfied a performance obligations by transferring a service to a customer, under this definition an asset is transferred when the customer obtains control of that asset.

The Group transfers control of service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Group satisfies the performance obligation at a point in time.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised services to a customer, excluding amounts collected on behalf of third parties.

Below is a summary of the main commissions earned by the Group:

•	Commissions from deposits

•	Rentals from safety boxes

•	Credit cards’ commissions

•	Asset Management Services

Customer loyalty programs

The Group offers reward programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards, including goods and travels among others. This constitutes a performance obligation. The Group establishes a liability based on the fair value of the points issued that are expected to be exchanged by customers. Points to be redeemed are estimated based on the historical redemption behavior of each program. The liability is reduced and the revenue is recognized when it satisfies its performance obligation relating to the points, in this case when the points are exchanged by customers or at their due dates.

Revenue recognized during the year is adjusted as explained in Note 1.2.b.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

1.29 Income tax and minimum presumed income tax

Income Tax

The income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statements of income, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax regulation is subject to interpretation. The Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the Financial Statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

i)	the Group controls the timing on which temporary differences will be reversed; and

ii)	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis..

Minimum Presumed Income Tax

The Group determines the minimum presumed income tax at the effective rate of 1% of the computable assets at each fiscal year-end. This tax is supplementary to income tax. The Group’s tax liability is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The minimum presumed income tax credit disclosed under “Current Income Tax Assets” is the portion the Group expects to offset against the income tax in excess of minimum presumed income tax to be generated in the following ten fiscal years.

1.30 Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

2. TRANSITION TO IFRS

2.1 Requirements for the transition to IFRS

The following is a reconciliation between the shareholders’ equity, income statement, other comprehensive income and statement of cash flows amounts related to the consolidated financial statements issued according to the accounting framework prior at the transition date (January 1, 2017) and the adoption date (December 31, 2017), and the amounts presented according to IFRS in these consolidated financial statements.

2.2 IFRS exemptions

IFRS 1 allows first-time adopters to consider certain one-time exemptions. Such exemptions have been provided by IASB to simplify the first adoption of certain IFRS, eliminating the mandatory nature of their retroactive application.

a.	IFRS optional exemptions

Below are the optional exemptions applicable to the Group under IFRS 1:

i.	Deemed Cost of Property, Plant and Equipment:

The fair value of certain items of property, plant and equipment has been adopted as deemed cost as of the date of transition to IFRS.

ii.	Business combinations

IFRS 1 presents the option of applying IFRS 3 “Business Combinations” prospectively from the date of transition or from a specific date prior to the date of transition. This allows non-retrospective application that would require restatement of all business combinations prior to the transition date. The Group has opted for not applying IFRS 3 “Business Combinations” retrospectively for business combinations prior to the date of transition to IFRS.

iii.	Designation of previously recognized financial instruments

According to IFRS 1, the Group has designated previously recognized equity investments with active markets as financial instruments measured at fair value through profit or loss, in accordance with IFRS 9 paragraph 5.7.5 based on the facts and circumstances that exist as of the date of transition to IFRS. The other equity investments were designated as financial instruments measured at fair value through other comprehensive income.

The Group has not made use of the other optional exemptions available in IFRS 1.

b.	IFRS mandatory exemptions

Below are the mandatory exemptions applicable to the Group under IFRS 1:

i.	Estimates

The estimates made by the Group in accordance with IFRS as of January 1, 2017 (date of transition to IFRS) are consistent with the estimates made as of the same date according to the prior accounting framework.

ii.	Non-controlling interest

According to IFRS 1 the Group applied the requirements of IFRS 10 “Consolidated Financial Statements” prospectively for accounting for changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control.

iii.	Derecognition of financial assets and financial liabilities

The Group applied the derecognition criteria of financial assets and liabilities under IFRS prospectively for transactions occurred after January 1, 2017.

iv.	Classification and measurement of financial assets

The Group has considered the facts and circumstances at the date of transition to IFRS (January 1, 2017) to assess the classification of financial assets in the three measurement categories established by IFRS 9.

v.	Impairment of financial assets:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

At the date of transition to IFRSs, the Group used reasonable and supportable information that was available without undue cost or effort to determine the credit risk at the date that financial instruments were initially recognized (or for loan commitments and financial guarantee contracts the date that the entity became a party to the irrevocable commitment) and compare that to the credit risk at the date of transition to IFRSs. If, at the date of transition to IFRSs, determining whether there has been a significant increase in credit risk since the initial recognition of a financial instrument required undue cost or effort, the Group recognized a loss allowance at an amount equal to lifetime expected credit losses until that financial instrument is derecognized.

The other mandatory exemptions established by IFRS 1 have not been applied because they are not material to the Group.

2.3 Required reconciliations

2.3.1 Shareholders’ equity reconciliation as of December 31, 2017 and January 1, 2017

	Ref.	12/31/2017 Prior accounting framework	Reclassification (1)	IFRS Adjustments (2)	IAS 29 Restatement	12/31/2017 IFRS
ASSETS
Cash and due from banks	n.	11,129,475	(38,281)	6,275	5,287,455	16,384,924
Government and corporate securities	i.	15,346,036	(15,346,036)	—	—	—
Debt securities at fair value through profit or loss	c.	—	11,343,588	60,698	5,433,639	16,837,925
Derivatives		—	26,916	—	12,824	39,740
Repo transactions	i.	—	3,349,822	—	1,596,042	4,945,864
Other financial assets	n.	—	1,548,525	69,400	770,870	2,388,795
Loans and other financing	a., b., g., m., n.	—	59,120,298	(121,807)	28,110,179	87,108,670
Loans		54,954,373	(54,954,373)	—	—	—
Other receivables from financial transactions		6,561,396	(6,561,396)	—	—	—
Receivables from financial leases	i.	2,519,201	(2,519,201)	—	—	—
Other debt securities		—	358,894	—	170,997	529,891
Financial assets in guarantee		—	1,301,237	—	619,982	1,921,219
Investments in equity instruments	d.	—	39,437	7,216	22,228	68,881
Unlisted equity investments		734	(734)	—	—	—
Miscellaneous receivables		1,776,944	(1,776,944)	—	—	—
Premises and equipment		694,431	(694,431)	—	—	—
Property, plant and equipment	e., p	—	1,026,501	369,105	664,945	2,060,551
Miscellaneous assets		612,264	(610,671)	(1,593)	—	—
Investment properties	f., k., p	—	194,433	—	92,639	287,072
Intangible assets	j., n., p	324,501	(145,136)	131,799	148,256	459,420
Current income tax assets		—	122,224	—	58,234	180,458
Deferred income tax assets		—	49,099	734,521	373,360	1,156,980
Other non-financial assets	p.	—	324,439	152,009	227,006	703,454
Inventories	e., p.	—	102,666	3,200	50,440	156,306
Unallocated items		51,923	(51,923)	—	—	—

TOTAL ASSETS		93,971,278	(3,791,047)	1,410,823	43,639,096	135,230,150

LIABILITIES
Deposits		56,487,027	(78,310)	—	26,876,266	83,284,983
Other liabilities from financial transactions	i.	18,443,354	(18,443,354)	—	—	—
Other financial liabilities	g., m., n.	—	2,055,463	1,855,629	1,863,463	5,774,555
Financing received from the Argentine Central Bank and other financial institutions		—	3,525,853	—	1,679,913	5,205,766
Unsubordinated Negotiable obligations		—	8,588,971	—	4,092,266	12,681,237
Current income tax liability		—	824,922	—	393,039	1,217,961
Deferred income tax liability	j.	—	—	20,189	9,619	29,808
Subordinated negotiable obligations		685,873	—	—	326,788	1,012,661
Provisions		—	80,163	—	38,194	118,357
Other non-financial liabilities	h., l., n.	—	2,867,474	934,234	1,811,346	5,613,054
Miscellaneous liabilities		3,058,053	(3,058,053)	—	—	—
Provisions		80,163	(80,163)	—	—	—
Unallocated items		60,513	(60,513)	—	—	—
Non-controlling interests	o.	11,497	(7,690)	(3,807)	—	—

TOTAL LIABILITIES		78,826,480	(3,785,237)	2,806,245	37,090,894	114,938,382

SHAREHOLDERS’ EQUITY
Shareholders’ Equity attributable to owners of the parent company		15,144,798	(13,500)	(1,538,296)	6,476,465	20,069,467
Shareholders’ Equity attributable to non-controlling interest		—	7,690	142,874	71,737	222,301

TOTAL SHAREHOLDERS’ EQUITY		15,144,798	(5,810)	(1,395,422)	6,548,202	20,291,768

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

	Ref.	01/01/2017 Prior accounting framework	Reclassifications	IFRS Adjustments	IAS 29 Restatement	01/01/2017 IFRS
ASSETS
Cash and due from banks	n.	8,166,132	(151,165)	15,088	6,765,739	14,795,794
Government and corporate securities	i.	2,360,044	(2,360,044)	—	—	—
Debt securities at fair value through profit or loss	c.	—	362,338	62,370	357,839	782,547
Derivatives		—	28,304	—	23,848	52,152
Other financial assets	n.	—	1,775,764	101,113	1,581,366	3,458,243
Loans and other financing	a., b., g., m., n.	—	37,535,330	453,761	32,007,785	69,996,876
Loan		34,896,509	(34,896,509)	—	—	—
Other receivables from financial intermediation		3,772,736	(3,772,736)	—	—	—
Receivables from financial leases	i.	1,527,855	(1,527,855)	—	—	—
Other debt securities		—	2,302,305	(238,457)	1,738,899	3,802,747
Financial assets in guarantee		—	1,465,029	—	1,234,363	2,699,392
Investments in equity instruments	d.	—	3,363	—	2,834	6,197
Unlisted equity investments		3,501	(3,501)	—	—	—
Miscellaneous receivables		1,110,316	(1,110,316)	—	—	—
Premises and equipment		621,575	(621,575)	—	—	—
Property, plant and equipment	e., p.	—	685,369	199,609	745,640	1,630,618
Miscellaneous assets		425,501	(425,501)	—	—	—
Investment properties	p.	—	481,529	—	405,713	887,242
Intangible assets	f., k., p.	285,462	(114,802)	176,524	292,521	639,705
Deferred income tax assets	j., n.	—	41,657	493,087	450,550	985,294
Other non-financial assets	e., p.	—	19,993	158,077	150,033	328,103
Inventories	p.	—	29,565	735	25,529	55,829
Unallocated items		36,411	(36,411)	—	—	—

TOTAL ASSETS		53,206,042	(289,869)	1,421,907	45,782,659	100,120,739

LIABILITIES
Deposits		35,897,864	(35,734)	(1,156)	30,214,735	66,075,709
Other liabilities from financial intermediation	i.	6,514,834	(6,514,834)	—	—	—
Repo operations		—	590,891	—	497,856	1,088,747
Other financial liabilities	g., m., n.	—	1,663,352	1,367,587	2,553,724	5,584,663
Financing received from the Argentine Central Bank and others		—	1,715,733	—	1,445,594	3,161,327
Negotiable obligations issued		—	2,049,074	—	1,726,451	3,775,525
Current income tax liability		—	554,917	—	467,546	1,022,463
Deferred income tax liability	j., n	—	—	7,917	6,670	14,587
Subordinated negotiable obligations		—	1,378,758	—	1,161,675	2,540,433
Provisions		—	63,624	—	53,607	117,231
Other non-financial liabilities	h., l., n.	—	1,967,935	577,009	2,144,250	4,689,194
Miscellaneous liabilities		2,182,228	(2,182,228)	—	—	—
Provisions		63,252	(63,252)	—	—	—
Subordinated negotiable obligations		1,378,758	(1,378,758)	—	—	—
Unallocated items		134,158	(134,158)	—	—	—
Non-controlling interest	o.	103,397	(103,397)	—	—	—

TOTAL LIABILITIES		46,274,491	(428,077)	1,951,357	40,272,108	88,069,879

SHAREHOLDERS’ EQUITY
Shareholders’ Equity attributable to owners of the parent company		6,931,551	34,811	(605,903)	5,359,018	11,719,477
Shareholders’ Equity attributable to non-controlling interest		—	103,397	76,453	151,533	331,383

TOTAL SHAREHOLDERS’ EQUITY		6,931,551	138,208	(529,450)	5,510,551	12,050,860

(1)	“Reclassifications” includes reclassifications only related to clasisification differences between prior accounting framework and IFRS
(2)	“IFRS Adjustments” includes measurement adjustments and changes in the consolidation conclusions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

2.3.2 Reconciliation of net income for the financial year ended on December 31, 2017

	Ref.	12/31/2017 Prior accounting framework	Reclassification (1)	IFRS Adjustments (2)	IAS 29 Restatement	12/31/2017 IFRS
Financial income		15,494,671	(15,468,124)	(26,547)	—	—
Interest Income	a., b., l., m., n., p.	—	12,821,562	2,258,354	7,184,915	22,264,831
Financial expenses		(6,194,288)	6,194,288	—	—	—
Interest Expenses	m., n., p.	—	(5,010,485)	(617,631)	(2,681,549)	(8,309,665)

Net interest income		9,300,383	(1,462,759)	1,614,176	4,503,366	13,955,166
Net income from financial instruments at fair value through profit or loss (NIFFI)	c., n., p.	—	2,185,851	215,607	1,144,189	3,545,647
Exchange rate differences on gold and foreign currency	p.	—	250,758	15,496	126,858	393,112

NIFFI And Exchange rate differences		—	2,436,609	231,103	1,271,047	3,938,759

Net financial income		9,300,383	973,850	1,845,279	5,774,413	17,893,925

Services fee income	a., n., p.	—	4,235,477	(128,535)	1,956,777	6,063,719
Services fee expenses	n., p.	—	(614,220)	(212,372)	(393,835)	(1,220,427)
Income from insurance activities	p.	—	479,061	130,162	290,268	899,491

Net income from commissions		—	4,100,318	(210,745)	1,853,210	5,742,783

Subtotal		9,300,383	5,074,168	1,634,534	7,627,623	23,636,708
Results from exposure to changes in the purchasing power of money	p.	—	—	(1,755,051)	(836,204)	(2,591,255)
Other operating income	e., g., n., p.	—	1,357,456	(112,567)	593,135	1,838,024
Loan loss provisions	m., n., p.	(1,820,169)	(4,152)	(907,347)	(1,301,519)	(4,033,187)

Net operating income		7,480,214	6,427,472	(1,140,431)	6,083,035	18,850,290
Service fee income		4,973,272	(4,973,272)	—	—	—
Service fee expenses		(1,495,848)	1,495,848	—	—	—
Income from insurance activities		479,061	(479,061)	—	—	—
Administration expenses		(8,390,622)	8,390,622	—	—	—
Personnel Expenses	b., h., p.	—	(4,952,898)	(964,135)	(2,819,205)	(8,736,238)
Administration expenses	a., n., p.	—	(3,179,426)	(151,883)	(1,587,222)	(4,918,531)
Depreciations and impairment non-financial assets	e., f., p.	—	(264,835)	(156,436)	(200,717)	(621,988)
Other operating expenses	b., k., p.	—	(2,300,622)	(514,784)	(1,341,418)	(4,156,824)
Miscellaneous income		545,842	(545,842)	—	—	—
Miscellaneous losses		(376,480)	376,480	—	—	—

Net income from financial intermediation		3,215,439	(5,534)	(2,927,669)	134,473	416,709
Profit of associates and joint ventures		—	—	—	—	—
Non-controlling interest result		(5,897)	5,897	—	—	—

Income before taxes from continuing operations		3,209,542	363	(2,927,669)	134,473	416,709
Income tax	j., n., p.	(772,483)	(363)	(20,927)	(378,197)	(1,171,969)
Net loss for the year		2,437,059	—	(2,948,596)	(243,723)	(755,260)

Net loss for the year attributable to owners of the parent company		2,437,059	5,897	(2,953,890)	(243,436)	(754,370)
Net loss for the year attributable to non-controlling interest		—	(5,897)	5,294	(287)	(890)

Other comprehensive income	c., d., d.	—	—	31,753	15,129	46,882

Comprehensive income for the year		2,437,059	—	(2,916,843)	(228,594)	(708,378)
Comprehensive income for the year attributable to owners of the parent company		2,437,059	5,897	(2,922,146)	(228,311)	(707,501)
Comprehensive income for the year attributable to non-controlling interest		—	(5,897)	5,303	(283)	(877)

(1)	“Reclassifications” includes reclassifications only related to clasisification differences between prior accounting framework and IFRS
(2)	“IFRS Adjustments” includes measurement adjustments and changes in the consolidation conclusions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

2.3.3 Reconciliation of cash and cash equivalents of the statement of cash flow

Cash and cash equivalents

	12/31/2017 Prior accounting framework	Reclassifications	IFRS Adjustments and Restatement	12/31/2017 IFRS
Cash and due from Banks	11,129,475	(31,672)	5,287,121	16,384,924
Bills and Notes issued by the Central Bank	13,611,524	(3,964,824)	4,596,227	14,242,927
Mutual Funds	680,865	—	324,402	1,005,267

Total	25,421,864	(3,996,496)	10,207,750	31,633,118

	01/01/2017 Prior accounting framework	Reclassifications	IFRS Adjustments and Restatement	01/01/2017 IFRS
Cash and due from Banks	8,166,132	(136,140)	6,643,276	14,795,794
Bills and Notes issued by the Central Bank	336,785	—	283,759	620,544
Mutual Funds	1,185,637	—	998,961	2,184,598

Total	9,688,554	(136,140)	7,925,996	17,600,936

Statement of cash flow

	12/31/2017 Prior accounting framework	Adjustments	12/31/2017 IFRS
Operating activities (a.)	3,145,024	(21,244,955)	(18,099,931)
Investing activities (b.)	(282,816)	(97,732)	(380,548)
Financing activities (c.)	11,869,581	6,610,289	18,479,870
Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (d.)	1,001,522	13,031,269	14,032,791

Total	15,733,311	(1.701.129)	14,032,182

Operating activities (a.)

Prior accounting framework	3,145,024
Reclasification from other activities	(2,356,882)
Reclasification of Cash and Cash Equivalents	3,996,496
Intangible Assets	230,783
Adjustments that affect cash flow from operating activities	(17,274,460)
IAS 29 Restatement	(5,840,892)

Cash flow under IFRS 12/31/2017	(18,099,931)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Investing activities (b.)

Prior accounting framework	(282,816)
Adjustments that affect cash flow from operating activities	25,072
IAS 29 Restatement	(122,804)

Cash flow under IFRS 12/31/2017	(380,548)

Financing activities (c.)

Prior accounting framework	11,869,581
Reclasification from other activities	2,356,882
Adjustments that affect cash flow from operating activities	(1,710,092)
IAS 29 Restatement	5,963,499

Cash flow under IFRS 12/31/2017	18,479,870

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (d.)

Prior accounting framework	1,001,522
Exposure to changes in the purchasing power of money on cash and cash equivalents	12,626,546
IAS 29 Restatement	404,724

Cash flow under IFRS 12/31/2017	14,032,791

2.3.4 IFRS adjustments

(a) Adjustment in the recognition of interest income through the effective interest rate method

Pursuant to IFRS, origination fees and transaction costs are added to the loan interest rate and accrued during the expected life of such loan. As a result of the application of the effective interest rate, income from commissions and administration expenses have decreased and interest income has increased, recognized in the assets recorded in loans and other financings.

(b) Initial Recognition at Fair Value

Under IFRS, financial instruments are measured at their fair value on initial recognition. In the event that the Company originates loans with interest rate as transaction price that differs from their fair value, the entity will recognize the loan at its fair value. The difference between the asset’s fair value and the carrying amount is accounted as a gain or loss in the income statement.

The Company originates some financing that meets the conditions established by the IFRS, as a result the Group recognized an increase or decrease of assets corresponding to the pending to accrued interest rate.

(c) Valuation of investments at fair value

Pursuant to the prior accounting framework, the Entity valuated its investments in government bonds according to the Argentine Central Bank rules. According to the mentioned rules, instruments which appeared in lists of volatilities or present values issued by the Argentine Central Bank were valuated at their market value, while those instruments which not appeared in the aforementioned lists has been value at cost increased by their internal return rate.

IFRS 9 “Financial instruments” establishes that an entity must classify its financial assets according to the entity’s business model for managing the financial assets and the contractual cash flows characteristics. Based on the aforementioned, the Group has classified its investment portfolio into those held for trading, which were valued at fair value through profit and loss and those held for investment, which were valued at fair value with changes in other comprehensive income.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

(d) Investments equity instruments

Under IFRS, any and all investments in which the Group has no control or significant influence must be measured at fair value. Under the prior accounting framework, such investments are measured at cost value or through equity method the lower. The adjustment at fair value of the investment meant an increase that was recognized in other comprehensive income by application of the exception in IFRS 1.

(e) Property, plant and equipment and other non-financial assets

The fair value of certain items of property, plant and equipment has been adopted as deemed cost as of the date of transition to IFRS, as described in note 2.2, net of the related impact on accumulated depreciation.

Under the prior accounting framework, other non-financial assets were recognized, as well as stationery expenses which do not comply with IFRS requirements to be recognized as assets. The derecognition of such assets originated an increase in administrative expenses.

(f) Intangible assets

According to IFRS, an intangible asset is an identifiable non-monetary asset that does not possess physical substance. In order to be recognized, the Company must have control over it and the asset must generate future economic benefits.

Under the prior accounting framework, the Company capitalizes costs relating to intangible assets that do not meet IFRS requirements for recognition. The adjustment corresponds to the derecognition of these assets and the reversal of the accumulated amortization.

(g) Financial Guarantees

Under IFRS, the financial guarantees granted must be recognized initially at their fair value, which equals to the commission charged in most of the cases. Such amount is later amortized at a straight line throughout the life of the contract. Upon each closing, the financial guarantees are measured by the higher between: (i) the amount of the loss allowance determined and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised in accordance with the principles of IFRS 15.

Pursuant to previous accouting framewrok, commissions collected in financial guarantee agreements are imputed to results upon collection.

As a result of IFRS application, the Group recognized financial assets and liabilities. The impact on results was a decrease in other operating income.

(h) Employee Benefits

Pursuant to IFRS, short-term benefits for employees such as vacations, salaries and social security contributions, are recognized as liabilities equivalent to the undiscounted amount the Group expects to pay for such benefit. Likewise, long-term benefits such as seniority awards and pre-retirements, are recognized as liabilities equivalent to the amount discounted from the benefit the Group expects to pay.

The recognition of these liabilities generated an increase in other non-financial liabilities and a negative result within employee benefits.

(i) Reverse repo

Pursuant to IFRS, a reverse repo transaction is recognized as a secured borrowing. Pursuant to the prior accounting framework, the bond received as collateral with the counterparty is recorded in other obligations through financial intermediation for an agreed upon amount of the sale future reverse operation.

As a result, the financing that was previously recorded in other receivables through financial intermediation was reclassified to repo transactions item and assets of received securities by repo transactions were recognized, consequently, with the reversion of the obligation through financial intermediation.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

(j) Income tax

Pursuant to IFRS, tax charges for the financial year includes current and deferred taxes. The current income tax is calculated pursuant to passed laws and substantially passed as of these Financial Statements. The deferred tax is recognized pursuant to the liabilities method, given the temporary differences that arise between tax basis of assets and liabilities and amounts recorded in books in the Consolidated Financial Statements. Pursuant to the prior accounting framework, the Group recognized the current tax for the financial year.

The Tax effect of the recognition of the deferred tax accounts for an increase in deferred tax assets, an adjustment in results in income tax and an adjustment in other comprehensive results for the tax pursuant to the results recorded therein.

(k) Goodwill

Pursuant to the prior accounting framework, the recognized goodwill is amortized over a maximum 120-month term. Pursuant to IFRS, goodwill is not amortized, instead, it is subject to an annual assessment for impairment. As a result, the value of intangible assets with their counterparty in other operating expenses has increased.

(l) Loyalty Programs

As part of the Bank’s loyalty programs, the Group relies on a point reward program based on credit and debit card consumption. Such points can be redeemed into different products or tourism services. Such points can be redeemed over a specific term and after such term they expire and cannot be redeemed.

Pursuant to IFRS 15, this constitutes a performance obligation. The Group establishes a liability based on the fair value of the points issued that are expected to be exchanged by customers. Points to be redeemed are estimated based on the historical redemption behavior of each program. The liability is reduced and the revenue is recognized when it satisfies its performance obligation relating to the points, in this case when the points are redeemed by customers or expired.

The adjustment to liabilities has increased other non-financial liabilities. Interest income was also adjusted to recognize a deferred revenue that will be accounted for as revenue once points are redeemed or expired.

(m) Transfer of Financial Assets

Pursuant to the previous accounting framework, the Entity records a derecognition of assets of the portfolios transfer for the constitution of financial trusts and the portfolios sales with recourse for the transferor. Pursuant to IFRS 9 “Financial Instruments” it is necessary to analyze if the Entity has substantially transferred all the risks and rewards inherent to the transferred asset. From the analysis performed it can be drawn that this is not fulfilled, therefore, the Entity will continue recognizing such transferred asset in its entirety and will recognize financial liabilities for the received consideration.

Therefore, the Company does not derecognize the assets for transferred portfolios and recognize a liability for the received consideration and an adjustment of interest incomes, interest expenses and uncollectibility charges.

(n) Financial trusts

The Group controls a financial trust when the Group is exposed to, or has rights to, variable returns from its involvement with the trust and has the ability to affect those returns through its power to direct the activities of the trust. Financial Trusts are consolidated from the date on which the control is transferred to the Group. They are deconsolidated from the date that control ceases.

As for financial trusts, the Group has evaluated the following:

•	The purpose and design of the trust

•	Identification of relevant activities of the trust

•	Decision-making process on these activities

•	If the Group has the power to direct the relevant activities of the trust

•	If the Group is exposed to, or has rights to, variable returns from its involvement with the trust

•	If the Group has the ability to affect those returns through its power over the trust

In accordance with the aforementioned, the Group controls such financial trusts and, therefore, such structured entities have been consolidated.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

(o) Non-controlling interest

Pursuant to IFRS 10, the non-controlling interests will be reported in the consolidated financial statement, within shareholders’ equity, separately from the shareholder’s equity attributable to owners of the Group. Under the previous accounting framework, non-controlling interest is reported within liabilities.

As a result, the entity has made the appropriate reclassification. Additionally, the financial trust property from which the Bank does not own participation certificates has been imputed in this line.

(p) Measuring Unit

As described in Note 1.2.b. the Group adjusted all the non-monetary items in order to reflect the impact of the inflation adjustment reporting in term of the current measuring unit as of the end of the year.

3.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires Senior Management to make judgements in applying the accounting standards to define the Group’s accounting policies.

The Group has identified the following areas which involve a higher degree of judgement or complexity, or areas where assumptions and estimates are material for these Consolidated Financial Statements which are essential to understand the underlying accounting/financial reporting risks:

a-	Fair value of derivatives and other instruments

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors such as the Group’s own and the counterparty’s credit risk, volatilities and correlations, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

b-	Allowances for loan losses

The Group recognizes the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.12 provides more detail of how the expected credit loss allowance is measured.

c-	Impairment of Non-Financial Assets

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions associated with these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term and whether there are factors or circumstances indicating impairment in the value of the assets which might not be recoverable.

Identifying the indicators of impairment of property, plant and equipment and intangible assets requires the use of judgment. The Group has concluded that there were no indicators of impairment for any of the years reported in its consolidated financial statements.

Assets with indefinite useful life are tested for impairment. This process require Management to make judgements, including the identification of cash-generating units, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. When calculating the recoverable value of a cash-generating unit, the Group use estimates and significant judgments and assumptions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions used in impairment tests of assets with indefinite useful life may result in a potential impairment recognition.

d-	Structured Entities

Assessing whether the Group controls a structured entity requires Management to make, judgments.

Management assesses its exposure to risks and rewards, as well as its ability to make decisions and direct the relevant activities of such structured entity. Structured entities controlled by the Group are subject to consolidation. The following elements were used to determine if the Group controls a structured entity:

•	The purpose and design of the trust

•	Identification of relevant activities of the trust

•	Decision-making process on these activities

•	If the Group has the power to direct the relevant activities of the trust

•	If the Group is exposed to, or has rights to, variable returns from its involvement with the trust

•	If the Group has the ability to affect those returns through its power over the trust

If Structured Entities were not consolidated by the Group, the consolidated income statement would record a loss of 59,303 and 38,454 as of December 31, 2018 and 2017 respectively. See Note 1.4 for further information on the Group’s exposure to structured entities.

e-	Income tax and deferred tax

A significant level of judgment is required to determine current and deferred tax assets and liabilities. Current income tax is measured at the amount expected to be paid while deferred income tax is measured based on the temporary differences between the carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of reversal of such differences.

Deferred tax assets and Loss Carryforward are recognized when future taxable income is expected to exist to offset such temporary differences or losses, based on the Senior Management’s assumptions about the amounts and timing of such future taxable income. Then, it is necessary to determine whether tax assets are likely to be used and offset against future taxable income. Current results may differ from these estimates, such as changes in the applicable tax laws or the outcome of the final review of the tax returns by tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium term business plan prepared by management on the basis of reasonable expectations.

4.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Retail Banking – Includes both the granting of loans and other credit products such as deposits of physical persons.

b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.

c-	Treasury – Includes operations with Government Securities of the Group, syndicated loans and financial lease.

d-	Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.

e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

f-

Mutual Fund Administration and Other Segments – Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U.. and InvertirOnline S.A.U

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out, transfer prices between segments are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2018 and 2017:

Asset by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Cash and due from banks	4,706,116	325,248	28,505,898	61,414	3,135	582,102	(496,360)	33,687,553
Debt securities at fair value through profit or loss	—	—	14,941,290	—	100,041	70,784	—	15,112,115
Loans and other financing	30,785,552	38,850,543	2,824,590	6,411,427	459,404	602,207	(2,725,259)	77,208,464
Other Assets	1,141,320	80,182	5,663,252	1,735,186	372,487	630,880	6,102,557	15,725,864

Total Assets	36,632,988	39,255,973	51,935,030	8,208,027	935,067	1,885,973	2,880,938	141,733,996

Liabilities by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Deposits	51,679,015	9,420,938	32,906,386	1,667,995	—	—	(768,320)	94,906,014
Financing received from the Argentine Central Bank and others	10,828	7,212,869	786,362	2,542,577	—	184,546	(2,704,345)	8,032,837
Negotiable obligations	—	—	7,418,947	1,304,004	—	51,116	533,104	9,307,171
Other liabilities	3,192,162	1,010,667	1,938,464	1,725,794	387,267	1,128,369	3,137,177	12,519,900

Total Liabilities	54,882,005	17,644,474	43,050,159	7,240,370	387,267	1,364,031	197,616	124,765,922

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Interests income	13,131,593	10,736,816	1,805,457	5,265,312	39,149	297,551	(859,636)	30,416,242
Interest Expense	(3,896,708)	(1,326,316)	(10,891,110)	(1,947,948)	—	(226,343)	875,065	(17,413,360)
Distribution of results by Treasury	746,366	(4,287,089)	3,540,723	—	—	—	—	—

Net interest income	9,981,251	5,123,411	(5,544,930)	3,317,364	39,149	71,208	15,429	13,002,882
Net income from financial instruments at fair value through profit or loss	45,603	—	5,607,007	(584,895)	172,338	55,090	1,015,228	6,310,371
Exchange rate differences on gold and foreign currency	826,135	80,067	215,047	4,451	(5)	23,032	(22,022)	1,126,705

NIFFI And Exchange Rate Differences	871,738	80,067	5,822,054	(580,444)	172,333	78,122	993,206	7,437,076

Net Financial Income	10,852,989	5,203,478	277,124	2,736,920	211,482	149,330	1,008,635	20,439,958

Services Fee Income	3,522,097	540,213	26,331	1,440,166	—	440,723	(41,841)	5,927,689
Services Fee Expenses	(801,044)	(67,045)	(55,342)	(492,776)	—	(20,899)	18,926	(1,418,180)
Income from insurance activities	—	—	—	—	666,954	—	181,711	848,665

Net Service Fee Income	2,721,053	473,168	(29,011)	947,390	666,954	419,824	158,796	5,358,174

Subtotal	13,574,042	5,676,646	248,113	3,684,310	878,436	569,154	1,167,431	25,798,132
Result from exposure to changes in the purchasing power of money	(1,192,909)	(1,537,428)	(1,015,651)	(575,725)	(259,689)	(121,061)	(1,312,538)	(6,015,001)
Other operating income	966,474	920,204	76,165	528,138	4,314	91,902	(113,639)	2,473,558
Loan loss provisions	(1,662,584)	(865,972)	(16,248)	(2,557,571)	—	(76,658)	—	(5,179,033)

Net operating income	11,685,023	4,193,450	(707,621)	1,079,152	623,061	463,337	(258,746)	17,077,656
Personnel expenses	(5,722,747)	(1,023,583)	(353,169)	(1,164,882)	(111,685)	(191,674)	(210,840)	(8,778,580)
Administration expenses	(3,674,773)	(474,633)	(184,528)	(934,095)	(151,893)	(195,517)	14,931	(5,600,508)
Depreciations and impairment of non-financial assets	(258,912)	(83,085)	(18,364)	(45,519)	(4,890)	(1,700)	(19,919)	(432,389)
Other operating expenses	(2,312,340)	(1,020,900)	(285,678)	(626,069)	(664)	(53,348)	(12,941)	(4,311,940)

Operating income	(283,749)	1,591,249	(1,549,360)	(1,691,413)	353,929	21,098	(487,515)	(2,045,761)
Income from associates and joint ventures	—	—	—	(4,473)	—	—	4,473	—

Result before taxes	(283,749)	1,591,249	(1,549,360)	(1,695,886)	353,929	21,098	(483,042)	(2,045,761)
Income tax	(219,356)	(413,415)	(90,217)	235,248	(153,460)	(38,152)	(331,536)	(1,010,888)

Net income	(503,105)	1,177,834	(1,639,577)	(1,460,638)	200,469	(17,054)	(814,578)	(3,056,649)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Net income for the year attributable to owners of the parent company	(476,637)	1,177,834	(1,639,577)	(1,460,638)	200,469	(17,054)	(812,400)	(3,028,003)
Net income for the year attributable to non-controlling interest	(26,468)	—	—	—	—	—	(2,178)	(28,646)
Other comprehensive income	(16,157)	123,287	121,040	207	(1,078)	—	14,274	241,573

Other comprehensive income attributable to owners of the parent company	(16,157)	123,287	121,040	207	(1,078)	—	14,023	241,322
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	251	251
Comprehensive income for the year	(519,262)	1,301,121	(1,518,537)	(1,460,431)	199,391	(17,054)	(800,304)	(2,815,076)

Comprehensive income attributable to owners of the parent company	(492,794)	1,301,121	(1,518,537)	(1,460,431)	199,391	(17,054)	(798,377)	(2,786,681)
Comprehensive income attributable to non-controlling interest	(26,468)	—	—	—	—	—	(1,927)	(28,395)

Asset by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Cash and due from banks	4,132,699	384,037	11,769,085	107,691	4,447	352	(13,387)	16,384,924
Debt securities at fair value through profit or loss	—	—	16,285,616	111,979	—	—	440,330	16,837,925
Loans and other financing	31,805,596	44,801,483	3,336,981	9,824,802	140,593	25,564	(2,826,709)	87,108,670
Other Assets	623,355	17,877	7,741,867	2,113,635	750,829	283,211	3,367,857	14,898,631

Total Assets	36,561,650	45,203,397	39,133,549	12,158,107	896,229	309,127	968,091	135,230,150

Liabilities by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Deposits	52,021,850	6,814,206	23,662,029	1,040,635	—	—	(253,737)	83,284,983
Financing received from the Argentine Central Bank and others	9,618	4,064,831	909,178	285,637	—	—	(63,498)	5,205,766
Negotiable obligations	—	—	9,499,207	2,822,175	—	—	359,855	12,681,237
Other liabilities	5,053,328	1,266,538	7,412,959	6,198,430	360,637	132,543	(6,658,039)	13,766,396

Total Liabilities	57,084,796	12,145,575	41,483,373	10,346,877	360,637	132,543	(6,615,419)	114,938,382

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Interest Income	10,066,299	5,976,487	1,397,697	5,453,694	—	—	(629,346)	22,264,831
Interest Expense	(2,429,498)	(293,503)	(4,547,332)	(1,721,411)	—	(19)	682,098	(8,309,665)
Distribution of results by Treasury	1,730,815	(3,415,120)	1,684,305	—	—	—	—	—

Net interest income	9,367,616	2,267,864	(1,465,330)	3,732,283	—	(19)	52,752	13,955,166
Net income from financial instruments at fair value through profit or loss	(18,791)	—	2,876,573	(412,659)	153,099	42,195	905,230	3,545,647
Exchange rate differences on gold and foreign currency	237,560	(67,938)	211,820	5,432	—	1,190	5,048	393,112

NIFFI and Exchange rate Differences	218,769	(67,938)	3,088,393	(407,227)	153,099	43,385	910,278	3,938,759

Net Financial Income	9,586,385	2,199,926	1,623,063	3,325,056	153,099	43,366	963,030	17,893,925

Income from commissions	3,719,832	734,603	27,297	1,118,895	—	333,620	129,472	6,063,719
Expenses from commissions	(812,597)	(38,732)	(28,615)	(115,779)	—	—	(224,704)	(1,220,427)
Income from insurance activities	—	—	—	—	639,524	—	259,967	899,491

Net service fee income	2,907,235	695,871	(1,318)	1,003,116	639,524	333,620	164,735	5,742,783

Subtotal	12,493,620	2,895,797	1,621,745	4,328,172	792,623	376,986	1,127,765	23,636,708

Result from exposure to changes in the purchasing power of money	(616,471)	(749,946)	(305,043)	(171,901)	(141,417)	(26,325)	(580,152)	(2,591,255)
Other operating income	1,174,305	393,281	94,700	896,005	3,179	(2,451)	(720,995)	1,838,024
Loan loss provisions	(1,407,882)	(289,347)	(6,874)	(2,324,630)	—	—	(4,454)	(4,033,187)

Net operating income	11,643,572	2,249,785	1,404,528	2,727,646	654,385	348,210	(177,836)	18,850,290
Personnel expenses	(5,801,979)	(1,074,860)	(397,063)	(1,227,028)	(109,876)	(60,539)	(64,893)	(8,736,238)
Administration expenses	(3,516,643)	(444,892)	(210,404)	(1,116,313)	(139,651)	(15,940)	525,312	(4,918,531)
Depreciations and impairment non-financial assets	(383,239)	(84,659)	(99,302)	(49,988)	(4,566)	(173)	(61)	(621,988)
Other operating expenses	(2,596,100)	(668,837)	(228,784)	(626,902)	(1,689)	(13,510)	(21,002)	(4,156,824)

Operating income	(654,389)	(23,463)	468,975	(292,585)	398,603	258,048	261,520	416,709
Income from associates and joint ventures	—	—	—	6,768	—	—	(6,768)	—

Result before taxes	(654,389)	(23,463)	468,975	(285,817)	398,603	258,048	254,752	416,709
Income tax	(120,218)	(144,883)	(379,043)	(258,905)	(159,238)	(98,045)	(11,637)	(1,171,969)

Net income	(774,607)	(168,346)	89,932	(544,722)	239,365	160,003	243,115	(755,260)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Net income for the year attributable to owners of the parent company	(775,453)	(168,346)	89,932	(544,722)	239,365	160,003	244,851	(754,370)
Net income for the year attributable to non-controlling interest	846	—	—	—	—	—	(1,736)	(890)
Other comprehensive income	4,549	5,122	1,878	(72)	37,648	—	(2,243)	46,882

Other comprehensive income attributable to owners of the parent company	4,549	5,122	1,878	(72)	37,648	—	(2,256)	46,869
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	13	13
Comprehensive income for the year	(770,058)	(163,224)	91,810	(544,794)	277,013	160,003	240,872	(708,378)

Comprehensive income attributable to owners of the parent company	(770,904)	(163,224)	91,810	(544,794)	277,013	160,003	242,595	(707,501)
Comprehensive income attributable to non-controlling interest	846	—	—	—	—	—	(1,723)	(877)

5.	INCOME TAX

On December 29, 2017, the National Executive enacted Income Tax Law 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

Income tax rate: Income tax rate for Argentine corporations will be gradually reduced from 35% to 30% for fiscal years beginning on January 1, 2018 until December 31, 2019 and to a 25% for fiscal years beginning on, and including, January 1, 2020.

Tax on dividends: The law has introduced a tax on dividends or profits distributed by Argentine corporations to individuals, undivided interests or foreign beneficiaries, subject to the following conditions: (i) dividends resulting from income earned during fiscal years beginning on January 1, 2018 until December 31, 2019 shall be subject to a 7% withholding rate and (ii) dividends resulting from income earned in fiscal years beginning on January 1, 2020 shall be subject to a 13% withholding rate.

Dividends distributed from profits earned until the fiscal year before that commenced on January 1, 2018 shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

The following table reconciles the statutory income tax rate in Argentina to the Group’s effective tax rate as of December 31, 2018 and 2017:

	12/31/2018	12/31/2017
Current income tax	(482,183)	(1,328,434)
Income tax – deferred method	(528,705)	156,465

Income tax allotted in the Income Statement	(1,010,888)	(1,171,969)

Income tax allotted in Other comprehensive income	(79,985)	(21,084)

Total Income Tax Charge	(1,090,873)	(1,193,053)

The following is a reconciliation between the income tax charged to income as of December 31, 2018 and that which would result from applying the current tax rate on the accounting profit

	12/31/2018	12/31/2017
Income before taxes	(2,045,761)	416,709
Tax rate	30%	35%

Income for the year at tax rate	613,728	(145,848)
Permanent differences at tax rate:
Result from exposure to changes in the purchasing power of money	(1,831,996)	(906,939)
Deductible investments	210,311	26,852
Changes in tax rate	—	(258,337)
Others	(2,931)	112,302

Income tax	(1,010,888)	(1,171,969)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

5.1	Deferred tax

The net position of the deferred tax is as follows:

	12/31/2018	12/31/2017	01/01/2017
Deferred tax assets	821,818	1,156,980	985,294
Deferred tax liability	(223,351)	(29,808)	(14,587)

Net assets by deferred tax	598,467	1,127,172	970,707

Deferred taxes to be recovered in more than 12 months	1,231,278	1,570,527	1,384,627

Deferred taxes to be recovered in 12 months	71,189	8,704	24,211

Subtotal – Deferred tax assets	1,302,467	1,579,231	1,408,838

Deferred taxes to be paid in more than 12 months	(635,084)	(428,059)	(438,131)

Deferred taxes to be paid in 12 months	(68,916)	(24,000)	—

Subtotal – Deferred tax liabilities	(704,000)	(452,059)	(438,131)

Total Net Assets by deferred Tax	598,467	1,127,172	970,707

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at 12/31/2017	(Charge)/ Credit to Income	Balance at 12/31/2018
Intangible assets	(48,236)	(201,845)	(250,081)
Retirement plans	265,000	(207,491)	57,509
Loan Loss Reserves	852,640	193,638	1,046,278
Property, plant and equipment	(177,910)	(158,537)	(336,447)
Foreign Currency	(79,306)	(2,631)	(81,937)
Loss Carry Forward	—	160,618	160,618
Others	314,984	(312,457)	2,527

Total	1,127,172	(528,705)	598,467

	Balance at 01/01/2017	(Charge)/ Credit to Income	Balance at 12/31/2017
Intangible assets	(114,802)	66,566	(48,236)
Retirement plans	187,036	77,964	265,000
Loan Loss Reserves	867,277	(14,637)	852,640
Property, plant and equipment	(209,375)	31,465	(177,910)
Foreign Currency	(13,241)	(66,065)	(79,306)
Others	253,812	61,172	314,984

Total	970,707	156,465	1,127,172

6.	FINANCIAL INSTRUMENTS

Financial instruments held by the Group as of December 31, 2018 and 2017, and January 1, 2017:

Financial Instruments as of 12/31/2018	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	15,112,115	—	—	15,112,115
- Derivatives	15,924	—	—	15,924
- Other financial assets	15,069	1,682,985	—	1,698,054
- Loans and other financing	—	77,208,464	—	77,208,464
- Other debt securities	—	4,198,548	112,547	4,311,095
- Financial assets in guarantee	1,882,600	124,617	—	2,007,217
- Investments in Equity Instruments	1,603	—	8,801	10,404

Total Assets	17,027,311	83,214,614	121,348	100,363,273

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Financial Instruments as of 12/31/2018	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Liabilities
- Deposits	—	94,906,014	—	94,906,014
- Liabilities at fair value through profit or loss	268,086	—	—	268,086
- Derivates	94,222	—	—	94,222
- Other financial liabilities	2,907,704	1,359,535	—	4,267,239
- Financing received from the Argentine Central Bank and other financial institutions	14,966	8,017,871	—	8,032,837
- Unsubordinated Negotiable obligations	—	9,307,171	—	9,307,171
- Subordinated Negotiable Obligations	—	1,383,817	—	1,383,817

Total Liabilities	3,284,978	114,974,408	—	118,259,386

Financial Instruments as of 12/31/2017	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	16,837,925	—	—	16,837,925
- Derivatives	39,740	—	—	39,740
- Repo Transactions	—	4,945,864	—	4,945,864
- Other financial assets	1,393,368	995,427	—	2,388,795
- Loans and other financing	—	87,108,670	—	87,108,670
- Other debt securities	—	529,844	47	529,891
- Financial assets in guarantee	1,745,496	175,723	—	1,921,219
- Investments in Equity Instruments	57,191	—	11,690	68,881

Total Assets	20,073,720	93,755,528	11,737	113,840,985

Liabilities
- Deposits	—	83,284,983	—	83,284,983
- Other financial liabilities	3,946,320	1,828,235	—	5,774,555
- Financing received from the Argentine Central Bank and other financial institutions	73,978	5,131,788	—	5,205,766
- Unsubordinated Negotiable obligations	—	12,681,237	—	12,681,237
- Subordinated negotiable obligations	—	1,012,661	—	1,012,661

Total Liabilities	4,020,298	103,938,904	—	107,959,202

Financial Instruments as of 01/01/2017	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	782,547	—	—	782,547
- Derivatives	52,152	—	—	52,152
- Other financial assets	652,545	2,805,698	—	3,458,243
- Loans and other financing	—	69,996,876	—	69,996,876
- Other debt securities	—	1,334,886	2,467,861	3,802,747
- Financial assets in guarantee	2,508,935	190,457	—	2,699,392
- Investments in Equity Instruments	4,846	—	1,351	6,197

Total Assets	4,001,025	74,327,917	2,469,212	80,798,154

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Financial Instruments as of 01/01/2017	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Liabilities
- Deposits	—	66,075,709	—	66,075,709
- Repo Transactions	—	1,088,747	—	1,088,747
- Other financial liabilities	4,420,199	1,164,464	—	5,584,663
- Financing received from the Argentine Central Bank and other financial institutions	9,150	3,152,177	—	3,161,327
- Unsubordinated Negotiable obligations	—	3,775,525	—	3,775,525
- Subordinated negotiable obligations	—	2,540,433	—	2,540,433

Total Liabilities	4,429,349	77,797,055	—	82,264,404

7.	FAIR VALUES

7.1	Fair Value of Financial Instruments

The Group classifies fair values of financial instruments in a three level hierarchy according to the reliability of the inputs used to determine them.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The Group’s financial instruments measured at fair value as of December 31, 2018 and 2017 are detailed below:

Financial Instruments as of 12/31/2018	FV level 1	FV level 2	FV level 3	Total
Assets
- Debt securities at fair value through profit or loss	3,745,222	11,366,893	—	15,112,115
- Derivatives	15,924	—	—	15,924
- Other financial assets	15,069	—	—	15,069
- Other debt securities	112,547	—	—	112,547
- Financial assets in guarantee	1,882,600	—	—	1,882,600
- Investments in Equity Instruments	1,603	8,801	—	10,404

Total Assets	5,772,965	11,375,694	—	17,148,659

Liabilities
- Liabilities at fair value through profit or loss	268,086	—	—	268,086
- Derivative instruments	—	94,222	—	94,222
- Other financial liabilities	2,907,704	—	—	2,907,704
- Financing received from the Argentine Central Bank and other financial institutions	14,966	—	—	14,966

Total Liabilities	3,190,756	94,222	—	3,284,978

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Financial Instruments as of 12/31/2017	FV level 1	FV level 2	FV level 3	Total
Assets
- Debt securities at fair value through profit or loss	16,110,519	727,406	—	16,837,925
- Derivatives	39,740	—	—	39,740
- Other financial assets	1,393,368	—	—	1,393,368
- Other debt securities	47	—	—	47
- Financial assets in guarantee	1,745,496	—	—	1,745,496
- Investments in Equity Instruments	57,191	11,690	—	68,881

Total Assets	19,346,361	739,096	—	20,085,457

Liabilities
- Other financial liabilities	3,946,320	—	—	3,946,320
- Financing received from the Argentine Central Bank and other financial institutions	73,978	—	—	73,978

Total Liabilities	4,020,298	—	—	4,020,298

Financial Instruments as of 01/01/2017	FV level 1	FV level 2	FV level 3	Total
Assets
- Debt securities at fair value through profit or loss	782,547	—	—	782,547
- Derivatives	52,152	—	—	52,152
- Other financial assets	652,545	—	—	652,545
- Other debt securities	2,467,861	—	—	2,467,861
- Financial assets in guarantee	2,508,935	—	—	2,508,935
- Investments in Equity Instruments	4,846	1,351	—	6,197

Total Assets	6,468,886	1,351	—	6,470,237

Liabilities
- Other financial liabilities	4,420,199	—	—	4,420,199
- Financing received from the Argentine Central Bank and other financial institutions	9,150	—	—	9,150

Total Liabilities	4,429,349	—	—	4,429,349

Valuation Techniques

Valuation techniques to determine fair values Level 2 include the following:

•	Market or quoted prices for similar instruments.

•	The estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices).

The Group uses valuation techniques through spot rate curves which calculate the yield upon market prices.

These valuation techniques are detailed below:

•

Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

•

Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or financial instruments with variable interest rate.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

7.2	Fair Value of other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their fair value in these financial statements:

•

Assets whose fair value is similar to the book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

•

Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Bank’s portfolio.

•	For listed assets and the quoted debt issued, fair value was determined based on market prices.

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2018 and 2017 and January 1, 2017, respectively:

Other Financial Instruments as of 12/31/2018	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	33,687,553	33,687,553	33,687,553	—	—
- Other financial assets	1,682,985	1,682,985	1,682,985	—	—
- Loans and other financing	77,208,464	90,052,089	—	—	90,052,089
- Other Debt Securities	4,198,548	4,203,711	4,203,711	—	—
- Financial assets in guarantee	124,617	124,617	124,617	—	—

	116,902,167	129,750,955	39,698,866	—	90,052,089

Financial Liabilities
- Deposits	94,906,014	94,667,583	—	—	94,667,583
- Other financial liabilities	1,359,535	1,359,535	1,359,535	—	—
- Financing received from the BCRA and other financial institutions	8,017,871	6,587,763	34,489	—	6,553,274
- Unsubordinated Negotiable obligations	9,307,171	7,952,052	7,952,052	—	—
- Subordinated Negotiable Obligations	1,383,817	1,371,488	1,371,488	—	—

	114,974,408	111.938.421	10,717,564	—	101,220,857

Other Financial Instruments as of 12/31/2017	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	16,384,924	16,384,924	16,384,924	—	—
- Repo transactions	4,945,864	4,945,864	4,945,864	—	—
- Other financial assets	995,427	995,594	995,594	—	—
- Loans and other financing	87,108,670	92,829,727	—	—	92,829,727
- Other Debt Securities	529,844	529,887	529,887	—	—
- Financial assets delivered as guarantee	175,723	175,738	175,738	—	—

	105,194,588	110,915,870	18,086,143	—	92,829,727

Financial Liabilities
- Deposits	83,284,983	83,235,616	—	—	83,235,616
- Other financial liabilities	1,828,235	1,828,235	1,828,235	—	—
- Financing received from the BCRA and other financial institutions	5,131,788	5,131,788	5,131,788	—	—
- Unsubordinated Negotiable obligations	12,681,237	12,681,237	12,681,237	—	—
- Subordinated Negotiable Obligations	1,012,661	1,012,661	1,012,661	—	—

	103,938,904	103,889,537	20,653,921	—	83,235,616

Other Financial Instruments as of 01/01/2017	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	14,795,794	14,760,035	14,760,035	—	—
- Other financial assets	2,805,698	4,332,908	4,332,908	—	—
- Loans and other financing	69,996,876	72,119,588	—	—	72,119,588
- Other Debt Securities	1,334,886	1,364,494	1,329,557	—	34,937
- Financial assets in guarantee	190,457	190,457	190,457	—	—

	89,123,711	98,383,961	26,229,436	—	72,154,525

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Other Financial Instruments as of 01/01/2017	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Liabilities
- Deposits	66,075,709	66,075,709	—	—	66,075,709
- Repo transactions	1,088,747	1,088,747	1,088,747	—	—
- Other financial liabilities	1,164,464	1,164,464	1,164,464	—	—
- Financing received from the BCRA and other financial institutions	3,152,177	3,152,177	434,807	—	2,717,370
- Unsubordinated Negotiable obligations	3,775,525	3,793,025	3,793,025	—	—
- Subordinated Negotiable Obligations	2,540,433	2,583,806	2,583,806	—	—

	76,708,308	76,769,181	7,976,102	—	68,793,079

7.3	Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value with changes in Other Comprehensive Income as of December 31, 2018 and 2017:

	FV at 12/31/2017	Income through OCI	Exposure to changes in Purchasing Power	FV at 12/31/2018
MAE	6,806	—	(2,196)	4,610
SEDESA	2,383	—	(769)	1,614
COELSA	1,357	—	(438)	919
PROVINCANJE	400	—	(129)	271
CUYO AVAL SGR	328	799	(228)	899
ARGENCONTROL	185	—	(60)	125
LOS GROBO SGR	100	166	(57)	209
IEBA SA	90	—	(29)	61
Others	41	77	(25)	93

Total	11,690	1,042	(3,931)	8,801

	FV at 01/01/2017	Income through OCI	Exposure to changes in Purchasing Power	FV at 12/31/2017
MAE	112	7,681	(987)	6,806
SEDESA	72	2,659	(348)	2,383
COELSA	99	1,460	(202)	1,357
PROVINCANJE	927	(391)	(136)	400
CUYO AVAL SGR	18	357	(47)	328
ARGENCONTROL	46	168	(29)	185
LOS GROBO SGR	—	115	(15)	100
IEBA SA	—	103	(13)	90
Others	77	24	(60)	41

Total	1,351	12,176	(1,837)	11,690

8.	FINANCE LEASES

The following is a breakdown of the maturities of the Group’s leases receivables acting as lessor and of the current values as of December 31, 2018 and 2017:

Receivable royalties	12/31/2018	12/31/2017
Up to 1 year	1,708,103	1,979,647
More than a year up to two years	1,321,057	1,622,947
From two to three years	745,846	1,026,313
From three to five years	442,841	622,918
More than five years	9,396	8,776

Total	4,227,243	5,260,601

Unearned financial income	(881,198)	(1,610,376)

Net investment in the lease	3,346,045	3,650,225

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

The balance of allowance for loan losses related to finance leases amounts to 63,140 and 52,579 as of December 31, 2018 and 2017.

9.	TRANSFER OF FINANCIAL ASSETS

When the Group transfers financial assets under an agreement that meets all requirements to derecognize such assets, the difference between the carrying amount of those assets and the amount received as consideration is charged to income.

(a)	Transfers that do not qualify for derecognition

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2018 and 2017:

	12/31/2018	12/31/2017
Securitized Personal Loans
Asset	770,104	1,986,604
Liabilities	537,697	1,329,614
Transfers of receivables with recourse
Asset	141,243	842,765
Liabilities	74,073	999,180

(b)	Transfers of financial assets that qualify for derecognition

The Group makes, in certain opportunities, non-recourse portfolio sales. In these cases, the Group has not retained any substantial risk or reward regarding the transferred portfolio, and therefore, such portfolio meets derecognition requirements.

10.	REPO AND REVERSE REPO TRANSACTIONS

The Group carries out repo transactions in which it performs the spot sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in “Financial Assets Pledged as Collateral” at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 “Financial Instruments”) are not met.

The residual values of assets transferred under repo transactions as of December 31, 2018 and 2017 and January 1, 2017 are detailed below:

Repo Transactions:

	Nominal Value	Book Value
December 31, 2018	—	—
December 31, 2017	4,100,000,000	4,945,864
January 1, 2017	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

Reverse Repo Transactions:

	Nominal Value	Book Value
December 31, 2018	—	—
December 31, 2017	—	—
January 1, 2017	600,000,000	1,088,747

11.	DERIVATIVE FINANCIAL INSTRUMENTS

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

•	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.

•	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2018, 2017 and January 1, 2017, the following amounts were recorded for operations related to derivatives:

	12/31/2018	12/31/2017	01/01/2017
Amounts receivable for spot and forward transactions pending settlement	15,924	39,740	52,152
Amounts payable for spot and forward transactions pending settlement	(94,222)	—	—

	(78,298)	39,740	52,152

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2018, 2017 and January 1, 2017:

	12/31/2018	12/31/2017	01/01/2017
Forward sales of foreign exchange without delivery of underlying assets	149,678	4,478,941	523,749
Forward sales of gold without delivery of underlying assets	—	87,309	12,137
Forward purchases of foreign exchange without delivery of underlying assets	1,014,339	839,055	825,690

The expenses generated by derivative financial instruments during the years ended December 31, 2018 and 2017 amounted to 1,693,849 and 108,225 respectively.

12.	EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group’s shareholders by the weighted average number of outstanding common shares during the period. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2018	12/31/2017
Income attributable to shareholders of the group	(3,028,003)	(754,370)
Weighted average of ordinary shares (thousands)	456,722	392,832
Income per share	(6.63)	(1.92)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

13.	POST EMPLOYMENT BENEFITS

Special termination arrangements are principally postemployment benefits that a group of eligible employees receive during the period between their effective termination date and their retirement age, when they voluntarily accepts an irrevocable termination arrangement.

As of December 31, 2018 and 2017 and January 1, 2017, post-employment benefits amounted to Ps. 396,082, Ps. 666,627 and Ps. 344,883, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2018 and 2017 were Ps. 81,613 and Ps. 415,111, respectively.

The evolution during each period is detailed below:

	12/31/2018	12/31/2017
Balances at the beginning	666,627	344,883
Charged to profit or loss	81,613	415,111
Benefits paid to participants	(352,158)	(93,367)

Balances at closing	396,082	666,627

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

14.	PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2018, 2017 and January 1, 2017 are as follows:

		Gross carrying amount							Depreciation						Net carrying amount 12/31/2018
Item		At the beginning of the year	Useful Life	Revaluation	Additions	Additions by business combinations	Disposals	At the end of the year	At the beginning of the year	Disposals	Additions by business combinations	Of the Year	Other Movements	At the end of the year
Cost model
Furniture and facilities		605,177	10	—	45,061	5,939	(468)	655,709	(406,185)	—	(4,188)	(37,956)	(2,619)	(450,948)	204,761
Machinery and equipment		1,902,046	5	—	119,486	12,856	(16,480)	2,017,908	(1,449,192)	13,185	(11,366)	(163,851)	(11,302)	(1,622,526)	395,382
Vehicles		93,129	5	—	35,468	1,800	(17,428)	112,969	(39,779)	10,207	(257)	(7,856)	(541)	(38,226)	74,743
Construction in progress		428,017	—	—	122,642	—	(194,412)	356,247	—	—	—	—	—	—	356,247
Revaluation model
Land and Buildings		1,027,834	50	308,585	—	—	(124,957)	1,211,462	(100,496)	41,635	—	—	—	(58,861)	1,152,601

Total		4,056,203		308,585	322,657	20,595	(353,745)	4,354,295	(1,995,652)	65,027	(15,811)	(209,663)	(14,462)	(2,170,561)	2,183,734

	Gross carrying amount							Depreciation						Net carrying
Item	At the beginning of the year	Useful Life	Revaluation	Additions	Additions by business combinations	Disposals	At the end of the year	At the beginning of the year	Disposals	Additions by business combinations	Of the Year	Other Movements	At the end of the year	12/31/2017	01/01/2017
Cost model
Furniture and facilities	557,454	10	—	47,723	—	—	605,177	(344,211)	—	—	(53,451)	(8,523)	(406,185)	198,992	213,243
Machinery and equipment	1,554,656	5	—	347,390	—	—	1,902,046	(1,143,368)	—	—	(270,075)	(35,749)	(1,449,192)	452,854	411,289
Vehicles	90,773	5	—	19,027	—	(16,671)	93,129	(35,917)	—	—	(3,331)	(531)	(39,779)	53,350	54,856
Furniture under financial lease	2,170	5	—	—	—	(2,170)	—	(1,558)	1,785	—	(179)	(48)	—	—	611
Construction in progress	41,507	—	—	392,550	—	(6,040)	428,017	—	—	—	—	—	—	428,017	41,507
Revaluation model
Land and Buildings	979,267	50	53,783	—	—	(5,216)	1,027,834	(70,155)	—	—	(30,341)	—	(100,496)	927,338	909,112

Total	3,225,827		53,783	806,690	—	(30,097)	4,056,203	(1,595,209)	1,785	—	(357,377)	(44,851)	(1,995,652)	2,060,551	1,630,618

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

14.1	Revaluation of Property, Plant and Equipment

The Group’s properties, plant and equipment measured at revaluation model were valued at each reporting date. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2018.

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

Class	Revaluation date	Revalued amount	Residual Value according to the cost model	Difference
Land and buildings	12/31/2018	1,152,601	742,885	409,716
Land and buildings	12/31/2017	927,338	669,529	257,809

For all Land and Buildings with a total valuation of 1,152 million as of December 31, 2018, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2018 would have reduced the value of the Land and Buildings on 55.1 million, which would impact, net of its tax effect on the “Net Revaluation surplus of property, plant and equipment” item in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

15.	INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2018 and 2017 were as follows:

Item	At the Beginning of the year	Total useful life	P/L for changes in the FV	Additions	Disposals	As of 12/31/2018
Measurement at fair value
Rented properties	287,072	50	143,928	10,468	(28,111)	413,357

TOTAL INVESTMENT PROPERTIES	287,072		143,928	10,468	(28,111)	413,357

Item	At the Beginning of the year	Total useful life	P/L for changes in the FV	Additions	Disposals	As of 12/31/2017
Measurement at fair value
Rented properties	887,242	50	(17,976)	14,294	(596,488)	287,072

TOTAL INVESTMENT PROPERTIES	887,242		(17,976)	14,294	(596,488)	287,072

Investment properties are measured at their fair value determined by professionally qualified valuers.

For all Investment Propertiest with a total valuation of 413 million as of December 31, 2018, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2018 would have reduced the value of the Investment Properties by 20.7 million, which would impact, net of its tax effect on the “Other Operating Income” item in the Income statement.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

16.	INTANGIBLE ASSETS

Intangible assets of the Group for fiscal years ended on December 31, 2018, 2017 and January 1, 2017 are as follows:

Item	Gross carrying amount					Depreciation					Net carrying amount at 12/31/2018
	At the beginning of the year	Additions	Additions by business combinations	Disposals	At the End of the year	At the beginning of the year	Disposals	By business combinations	Of the year	At the End of the year
Measurement at cost
Goodwill	165,975	1,575,508	—	—	1,741,483	—	—	—	—	—	1,741,483
Brands	—	95,498	—	—	95,498	—	—	—	—	—	95,498
Other intangible assets	1,120,315	845,603	1,638	(519,191)	1,448,365	(826,871)	402,261	(1,393)	(148,506)	(574,509)	873,856

TOTAL	1,286,290	2,516,609	1,638	(519,191)	3,285,346	(826,871)	402,261	(1,393)	(148,506)	(574,509)	2,710,837

Item	Gross carrying amount					Depreciation					Net carrying amount at
	At the beginning of the year	Additions	Additions by business combinations	Disposals	At the End of the year	At the beginning of the year	Disposals	By business combinations	Of the year	At the End of the year	12/31/2017	01/01/2017
Measurement at cost
Goodwill	165,975	—	—	—	165,975	—	—	—	—	—	165,975	165,975
Other intangible assets	2,337,137	154,698	—	(1,371,520)	1,120,315	(1,863,407)	1,283,332	—	(246,796)	(826,871)	293,445	473,730

TOTAL	2,503,112	154,698	—	(1,371,520)	1,286,290	(1,863,407)	1,283,332	—	(246,796)	(826,871)	459,420	639,705

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017

and for the years ended December 31, 2018 and 2017

(Expressed in thousands of pesos)

16.1	Goodwill impairment

The goodwills are assigned to the Group’s cash generating units on the basis of the operating segments.

	12/31/2018	12/31/2017
Supervielle Seguros S.A.	4,625	4,625
Cordial Compañía Financiera S.A.	115,436	115,436
Banco Regional de Cuyo S.A.	41,226	41,226
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	881,467	—
Micro Lending S.A.U.	694,041	—
Others	4,688	4,688

TOTAL	1,741,483	165,975

The recoverable amount of a cash generating unit is determined on the basis of its value in use. These method uses cash flow projections based on approved financial budgets covering a period of five years.

The key assumptions are related to marginal contribution margins. These were determined on the basis of historic performances, other external sources of information and the expectations of market development.

The discount rates used are the respective average cost of capital (“WACC”), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

Goodwill have been tested annually for impairment. No adjustments have been determined over these assets as a result of the tests performed.

The sensitivity analysis for the cash-generating unit to which the Goodwill was allocated was based on a 5% increase in the weighted average cost of capital. The Group concluded that no impairment loss would need to be recognized on the Goodwill in the segment under these conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

17. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

17.1	Debt securities at fair value through profit or loss

	12/31/2018	12/31/2017	01/01/2017
Government securities	3,732,263	2,297,021	356,753
Corporate securities	74,528	77,849	—
Securities issued by the BCRA	11,305,324	14,463,055	425,794

	15,112,115	16,837,925	782,547

17.2	Other financial assets

	12/31/2018	12/31/2017	01/01/2017
Participation Certificates in Financial Trusts	10,947	5,308	—
Investments in Mutual Funds	655,562	1,005,267	2,184,598
Other investments	7,938	—	—
Receivable from spot sales pending settlement	4,122	33,470	8,743
Several debtors	646,755	874,912	1,049,672
Miscellaneous debtors for credit card operations	372,730	469,838	215,230

	1,698,054	2,388,795	3,458,243

17.3	Other debt securities

	12/31/2018	12/31/2017	01/01/2017
Negotiable obligations	2,560	5,368	67,259
Debt securities from Financial trusts	1,211	86,810	65,604
Government securities	4,307,292	437,666	3,669,884
Others	32	47	—

	4,311,095	529,891	3,802,747

17.4	Financial assets in guarantee

	12/31/2018	12/31/2017	01/01/2017
Securities pledged as collateral for repo transactions	—	—	1,087,596
Special guarantees accounts in the Argentine Central Bank	1,357,904	1,262,755	986,414
Deposits in guarantee	649,313	658,464	625,382

	2,007,217	1,921,219	2,699,392

17.5	Inventories

	12/31/2018	12/31/2017	01/01/2017
Electronics	60,084	127,793	31,050
Home and Health care	10,774	28,385	25,113
Tools and Workshop Equipment	237	700	361
Obsolescence Reserve	(1,177)	(572)	(695)

	69,918	156,306	55,829

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

17.6	Investments in equity instruments

	12/31/2018	12/31/2017	01/01/2017
At fair value through profit or loss	1,603	57,191	4,846
At fair value through Other Comprehensive Income	8,801	11,690	1,351

	10,404	68,881	6,197

17.7	Other non-financial assets

	12/31/2018	12/31/2017	01/01/2017
Other Miscellaneous assets	721,012	542,891	42,058
Loans to employees	131,581	125,992	279,172
Payments in advance	31,572	29,051	507
Works of art and collector’s pieces	4,483	5,520	6,366

	888,648	703,454	328,103

17.8	Deposits

	12/31/2018	12/31/2017	01/01/2017
Non-financial sector	11,105,477	9,112,185	4,767,148
Financial sector	25,236	23,183	20,902
Current accounts	6,687,156	8,385,982	8,025,250
Savings accounts	46,859,639	43,672,080	28,971,875
Time deposits and investments accounts	27,184,300	19,592,401	22,567,275
Others	3,044,206	2,499,152	1,723,259

	94,906,014	83,284,983	66,075,709

17.9	Liabilities at fair value through profit or loss

	12/31/2018	12/31/2017	01/01/2017
Liabilities for transactions in local currency	115,200	—	—
Liabilities for transactions in foreign currency	152,886	—	—

	268,086	—	—

17.10	Other financial liabilities

	12/31/2018	12/31/2017	01/01/2017
Amounts payable for spot transactions pending settlement	552,612	37,317	2,067
Collections and other operations on behalf of third parties	3,216,778	3,686,085	4,220,551
Fees accrued to pay	36,460	12,557	30,319
Financial guarantee contracts	36,572	500,892	425,867
Liabilities associated with the transfer of financial assets not derecognized	385,545	1,537,704	905,859
Others	39,272	—	—

	4,267,239	5,774,555	5,584,663

17.11	Financing received from the Argentine Central Bank and other financial institutions

	12/31/2018	12/31/2017	01/01/2017
Financing received from local financial institutions	1,247,264	1,094,049	1,925,670
Financing received from international institutions	6,785,573	4,111,717	1,235,657

	8,032,837	5,205,766	3,161,327

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

17.12	Provisions

	12/31/2018	12/31/2017	01/01/2017
Social Security’s Provision	82,720	109,665	107,592
Tax and Legal Provision	288	480	1,771
Others	3,907	8,212	7,868

	86,915	118,357	117,231

17.13	Other non-financial liabilities

	12/31/2018	12/31/2017	01/01/2017
Payroll and social securities	2,274,800	2,618,880	2,438,384
Sundry creditors	1,496,847	1,779,547	972,917
Revenue from contracts with customers	124,407	75,584	81,240
Tax payable	1,138,559	860,839	954,271
Social security payment orders pending settlement	221,797	182,398	152,491
Other	148,588	95,806	89,891

	5,404,998	5,613,054	4,689,194

Deferred income resulting from contracts with customers includes the liability for the customers’ loyalty program. The Group estimates the value of the points assigned to customers through the application of a mathematical model that considers assumptions about redemption rates, the fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of not redeemed points. As of December 31, 2018, December 31, 2017 and January 1, 2017, the amounts of 124,407, 75,584 and 81,240, respectively, have been recorded for the points not redeemed or expired.

The following table shows the estimated use of the liability recorded as of December 31, 2018:

	Maturity			Total
Item	Up to 12 months	Up to 24 months	More than 24 months
Revenue from contracts with customers	55,124	39,968	29,315	124,407

17.14	Interest Income

	12/31/2018	12/31/2017
Interest on overdrafts	3,250,648	1,886,213
Interest on promissory notes	4,077,348	2,448,911
Interest on personal loans	10,928,385	10,757,018
Interest on corporate unsecured loans	3,018,809	1,989,510
Interest on credit card loans	3,412,689	3,285,212
Interest on mortgage loans	1,968,843	171,077
Interest on automobile and other secured loan	492,218	49,185
Interest on foreign trade loans	1,169,104	584,527
Interest on financial leases	921,149	742,115
Others	1,177,049	351,063

Total	30,416,242	22,264,831

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

17.15	Interest Expenses

	12/31/2018	12/31/2017
Interest on current accounts deposits	5,129,252	1,017,089
Interest on time deposits	6,495,145	3,761,294
Interest on other financial liabilities	4,743,168	2,899,854
Interest from financing from financial sector	739,476	248,796
Others	306,319	382,632

Total	17,413,360	8,309,665

17.16	Net income from financial instruments at fair value through profit or loss

	12/31/2018	12/31/2017
Income from corporate and government securities	1,828,166	815,069
Income from securities issued by the Argentine Central Bank	6,176,054	2,838,803
Derivatives	(1,693,849)	(108,225)

Total	6,310,371	3,545,647

17.17	Service fee income

	12/31/2018	12/31/2017
Commissions from deposits accounts	2,209,321	2,334,411
Commissions from credit and debit cards	2,185,031	2,339,449
Commissions from loans operations	391,181	353,234
Others	1,142,156	1,036,625

Total	5,927,689	6,063,719

17.18	Service fee expenses

	12/31/2018	12/31/2017
Commissions paid	1,364,684	1,178,993
Export and foreign currency operations	53,496	41,434

Total	1,418,180	1,220,427

17.19	Income from insurance activities

	12/31/2018	12/31/2017
Accrued premiums	1,471,543	1,585,113
Accrued losses	(332,040)	(405,501)
Production expenses	(290,839)	(280,121)

Total	848,665	899,491

17.20	Other operating income

	12/31/2018	12/31/2017
Loans recovered and allowances reversed	317,799	303,409
Insurance commissions	397,148	353,778
Rental from safety boxes	239,282	232,974
Commissions from trust services	7,620	159,193
Returns of risk funds	280,487	106,944
Commissions from financial guarantees	470,612	29,615
Default interests	241,457	151,193
Others	519,153	500,918

Total	2,473,558	1,838,024

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

17.21	Personnel expenses

	12/31/2018	12/31/2017
Payroll and social securities	6,506,885	6,668,299
Others expenses	2,271,695	2,067,939

Total	8,778,580	8,736,238

17.22	Administration expenses

	12/31/2018	12/31/2017
Directors´ and statutory auditors’fees	163,507	129,523
Professional fees	1,651,977	1,098,685
Advertising and publicity	411,692	437,572
Taxes	1,071,587	1,087,403
Maintenance, security and services	550,507	522,748
Rent	464,861	403,858
Others	1,286,377	1,238,742

Total	5,600,508	4,918,531

17.23	Depreciation and impairment of non-financial assets

	12/31/2018	12/31/2017
Depreciation of property, plant and equipment	209,663	357,377
Depreciation of other non-financial assets	73,942	17,815
Depreciation of intangible assets	148,506	246,796
Impairment of other-non financial assets	278	—

Total	432,389	621,988

17.24	Other operating expenses

	12/31/2018	12/31/2017
Promotions related with credit cards	423,199	423,746
Turnover tax	2,802,684	2,248,817
Fair value on initial recognition of loans	386,313	426,963
Contributions made to deposit insurance system	154,629	134,948
Others	545,115	922,350

Total	4,311,940	4,156,824

18.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

During the financial year ended on December 31, 2018, the Group did not assume any significant capital commitment.

Contingencies and Provisions

Provisions for other contingencies to cover labor, legal, tax and other eventual effectiveness miscellaneous risks commitments have been estimated based on the available information and in accordance with the provisions of IFRS.

As of December 31, 2018 and 2017 and January 1, 2017, there were no contingent events entailing remote likelihood and which equity effects have not been recorded.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

19.	RELATED PARTY TRANSACTIONS

Related parties are those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity’s financial or operating decisions.

The Group controls another entity when it has power over other entities’ financial and operating decisions and also receives benefits from such entity. The subsidiaries that the Group has control are detailed in Note 1.3.

Furthermore, the key personnel of the Group’s Management (Board of Directors members and Managers of the Group and its subsidiaries) are considered as related parties.

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee, Anti-Money Laundering and Anti-Terrorist Financing Committee, Risk Management Committee, Credit House Limit Committee, Ethics, Compliance and Corporate Governance Committee, Human Resources Committee and Disclosure Committee), management and members of our Supervisory Committee in 2018 was approximately Ps.165.9 million, 248.4 million and Ps.2.1 million, respectively.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2018 and 2017 and January 1, 2017:

	As of December 31, 2018	As of December 31, 2017	As of January 1, 2017
Aggregate total financial exposure	783,183	633,042	518,899
Number of recipient related parties	75	76	78
(a) Individuals	68	68	69
(b) Companies	7	8	9
Average total financial exposure	13,897	10,200	9,056
Single largest exposure	735,463	496,252	150,800

Controlling Interest

Mr. Julio Patricio Supervielle is the main shareholder of the Group. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2018 and December 31, 2017 amounts to the 35,86% and 69,60%, respectively.

20.	MUTUAL FUNDS

As of December 31, 2018 and 2017, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A.

	Portfolio		Net Worth		Number of Units
Mutual Fund	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Premier Renta C.P. Pesos	5,383,139	4,161,212	5,373,434	2,814,953	1,475,029,312	310,154,313
Premier Renta Plus en Pesos	372,537	5,181,498	360,626	3,491,099	49,671,811	388,251,454
Premier Renta Fija Ahorro	3,351,833	12,143,284	3,275,490	8,071,548	136,640,472	304,239,464
Premier Renta Fija Crecimiento	43,644	491,381	43,322	328,987	4,369,322	23,616,268
Premier Renta Variable	159,411	314,984	146,952	208,183	8,130,311	8,180,868
Premier FCI Abierto Pymes	410,434	801,872	409,705	542,038	99,122,237	114,190,778
Premier Commodities	5,793	15,023	5,155	9,942	1,599,150	2,217,205
Premier Capital	180,572	677,451	180,362	454,807	67,052,867	129,624,410
Premier Inversión	179,267	1,315,348	179,023	889,141	888,100,323	3,590,757,014
Premier Balanceado	612,858	696,010	612,374	470,440	359,887,367	238,318,110
Premier Renta Mixta	58,586	—	58,557	—	44,863,120	—
Premier Renta Mixta en USD	471,329	5,187,996	4,695,131	3,391,707	13,892,155	110,928,210
Premier Performance en USD	2,372,279	—	2,360,235	—	62,805,294	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

21.	CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco Supervielle, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank. Those deposits acquired through endorsement and those deposits made as a result of incentives other than interest rate are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.

22.	RESTRICTED ASSETS

As of December 31, 2018, 2017 and January 1, 2017, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2018	12/31/2017	01/01/2017
Loans and other financing
In guarantee of secured borrowings	—	41,451	245,745
Credit Line	—	—	83,818

	—	41,451	329,563

Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	1,357,904	1,262,755	986,414
Trust guarantee deposits	3,333	22,231	14,543
Guarantee deposits for currency forward transactions	282,207	362,544	211,562
Guarantee deposits for credit cards transactions	244,417	237,826	249,292
Other guarantee deposits	119,356	35,863	41,249
Guarantee deposits for repo transactions	—	—	108,736

	2,007,217	1,921,219	1,611,796

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

23.	FINANCIAL TRUSTS

The Group acts as trustee or settler in financial trusts:

i)	As Trustee:

Guarantee Management Trusts

Trustee: Banco Supervielle.

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	12/26/2018	16,000	4,616	Banco Supervielle S.A.	Credimas S.A.
		01/24/2019	7,000	4,867
Asministration trust Interconnection 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	09/12/2018, or until the termination of payment obligations through Disbursements (the “Extinction date”).	—	—

Diservel S.R.L., Ingenias S.R.L, Geotecnia (Inv. Calvente), Newen Ingenieria S.A., Ingiciap S.A., Mercados Energeticos, Diservel S.R.L.)

and the suppliers of works, goods and services included in the Project.

						Interconexion Electrica Rodeo S.A.

The group acts also as trustee in the following trusts:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of December 31,2018, mainly originating from the exclusion of assets, amount to 18,462 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 507. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered. To date, only the final deregistration in tax matters is still pending.

ii)	As Settler

Publicly offered and listed financial trusts as of December 31, 2018 and December 31, 2017:

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

The following are financial trusts where Banco Supervielle S.A acts as settler as of December 31, 2018 and 2017:

Financial Trust	Set up on	Value initially assigned in trust	Securities issued
			Type	Amount	Type	Amount
Serie 96	09/19/2017	$236,867	VDF TV A Mat: 06/20/19	VN$ 220,285	CP Mat: 04/20/22	VN$ 16,581
Serie 97	03/27/2018	$750,000	VDF TV A Mat: 01/20/20	VN$ 712,500	CP Mat: 03/20/20	VN$ 37,500

Cordial Compañía Financiera Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

There are no financial trusts of these series in effect as of December 31, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The following are financial trusts where Cordial Compañía Financiera S.A acts as settler as of December 31, 2017:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount
XIV	10/04/2016	$266,322	VDF TV A Mat: 12/15/17	VN $207,731	CP Mat: 08/16/21	VN $ 58,591
XV	03/07/2017	$400,000	VDF TV A Mat: 06/15/18	VN $316,000	CP Mat: 11/15/19	VN $ 84,000
XVI	04/07/2017	$398,000	VDF TV A Mat: 06/15/18	VN $ 314,420	CP Mat: 02/17/20	VN $ 83,580
XVII	05/17/2017	$499,100	VDF TV A Mat: 08/15/18	VN $ 394,289	CP Mat: 05/15/20	VN $ 104,811
XVIII	06/13/2017	$500,000	VDF TV A Mat: 10/15/18	VN $ 395,000	CP Mat: 04/15/20	VN $ 105,000

Micro Lending Financial Trust

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount		Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A Vto: 03/12/13	VN$ 31,823	VDF B Vto: 11/12/13	VN $ 6,364	CP Vto: 10/12/16	VN $ 1,592
IV	09/01/2011	$ 40,652	VDF TV A Vto: 06/20/13	VN$ 32,522	VDF B Vto: 10/20/13	VN $ 6,504	CP Vto: 01/20/17	VN $ 1,626
V	08/21/2014	$ 42,258	VDF TV A Vto: 09/20/15	VN$ 33,807	VDF B Vto: 02/20/16	VN $ 6,761	CP Vto: 05/20/18	VN $ 1,690
VI	12/02/2014	$ 40,375	VDF TV A Vto: 12/20/15	VN$ 32,300	VDF TV B Vto: 07/20/16	VN $ 6,460	CP Vto: 07/20/18	VN $ 1,615
VII	04/01/2015	$ 40,062	VDF TV A Vto: 08/20/16	VN$ 32,851	VDF TV B Vto: 12/20/18	VN $ 4,006	CP Vto: 07/20/18	VN $ 3,205
VIII	07/24/2015	$ 59,173	VDF TV A Vto: 11/15/16	VN $ 48,522	VDF TV B Vto: 05/15/17	VN $ 8,284	CP Vto: 07/16/18	VN $ 2,367
IX	05/18/2015	$ 58,606	VDF TV A Vto: 03/15/17	VN $ 48,057	VDF TV B Vto: 10/16/17	VN $ 7,033	CP Vto: 07/16/20	VN $ 3,516
X	08/24/2015	$ 56,357	VDF TV A Vto: 07/20/17	VN $ 46,213	VDF TV B Vto: 01/20/18	VN $ 7,890	CP Vto: 10/20/20	VN $ 2,254
XI	10/30/2015	$ 67,310	VDF TV A Vto: 09/15/17	VN $ 55,194	VDF TV B Vto: 02/15/18	VN $ 9,423	CP Vto: 01/15/21	VN $ 2,693
XII	01/14/2016	$ 64,843	VDF TV A Vto: 11/15/17	VN $ 58,358	VDF TV B Vto: 01/15/18	VN $ 3,891	CP Vto: 05/17/21	VN $ 2,594
XIII	05/13/2016	$ 69,988	VDF TV A Vto: 06/15/18	VN $ 63,689	VDF TV B Vto: 08/15/18	VN $ 3,499	CP Vto: 09/15/21	VN $ 2,800
XIV	09/01/2016	$ 69,144	VDF TV A Vto: 06/15/18	VN $ 62,230	VDF TV B Vto: 08/15/18	VN $ 4,149	CP Vto: 11/15/21	VN $ 2,766
XV	10/27/2016	$ 79,342	VDF TV A Vto: 10/15/18	VN $ 67,758	VDF TV B Vto: 02/15/19	VN $ 8,093	CP Vto: 01/15/22	VN $ 3,491
XVI	01/10/2017	$ 88,354	VDF TV A Vto: 11/15/18	VN $ 76,868	VDF TV B Vto: 02/15/19	VN $ 7,598	CP Vto: 03/15/22	VN $ 3,888
XVII	08/23/2017	$ 129,952	VDF TV A Vto: 01/15/19	VN $ 97,464	VDF TV B Vto: 04/15/19	VN $ 7,940	CP Vto: 07/22/22	VN $ 24,548
XVIII	06/16/2017	$ 119,335	VDF TV A Vto: 05/15/19	VN $ 89,501	VDF TV B Vto: 08/15/19	VN $ 7,291	CP Vto: 10/15/22	VN $ 22,543

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

24.    ISSUANCE OF NEGOTIABLE OBLIGATIONS

a.	Unsubordinated Negotiable Obligations

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000 (one thousand million pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized. As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/or medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one thousand million pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

Banco Supervielle S.A.

On April 25, 2013, the Shareholders’ meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the “Program”) for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders’ meeting No. 43 approved the increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 approved the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission’s Board approved the program’s increase up by Resolution No. 18,608 on April 12, 2017.

Global Program for the Issuance of Medium-Term Securities for up to V / N US $ 800,000,000

On September 22, 2016, the Shareholders’ meeting No. 117, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of USD 800,000,000 (United States dollars eight hundred million). The Program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

On March 6, 2018, the Shareholders’ meeting, resolved to approve the extension of the Program for up to a maximum outstanding amount of USD 2,300,000,000 (United States dollars two thousand and three hundred million). The Program was authorized by the National Securities Commission through Resolution No. 19,470 dated April 16, 2018.

On December 21, 2018, the Board of Directors approved the issuance of Non-Subordinated Corporate Bonds for an amount of up to $ 3,000,000,000 (three billion pesos) within the global program of negotiable obligations. The subscription period ended on January 31, 2019.

Here are the main terms and conditions of the issuance:

Class: F

Amount: $ 3,899,161,779 (Pesos three thousand eight hundred ninety nine million one hundred sixty one thousand seven hundred and seventy nine)

Due date: November 4, 2019

Interest rate: Floating Badlar of Private Banks + 4.85%

Interest payment date: Interest accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on May 4, 2019.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Amortization: capital to be paid at maturity date.

Applicable law and jurisdiction: Negotiable obligations shall be governed by and be interpreted pursuant to Argentina laws.

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On April 25, 2013, the Shareholders’ meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the “Program”) for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders’ meeting No. 43 approved the Increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 passed the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission’s Board approved the program’s grow up by Resolution No. 18,608 on April 12, 2017.

As of December 31, 2018, 2017 and January 1, 2017, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows:

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2018	12/31/2017	01/01/2017
Grupo Supervielle Class XIII	01/31/2014	01/31/2019	Badlar + Spread 6,25%	28,023	37,794	46,919
Grupo Supervielle Class XX	07/28/2015	01/28/2017	Mixed	—	—	249,185
Banco Supervielle Class V	11/20/2015	05/20/2017	Badlar + Spread 4,5%	—	—	643,900
Banco Supervielle Class VI	10/12/2016	10/12/2016	Badlar + Spread 3,5%	—	658,017	817,307
Banco Supervielle Class VI	11/17/2016	11/17/2017	Badlar + Spread 3,5%	—	—	510,048
Banco Supervielle Class A	02/09/2017	08/09/2020	Badlar + Spread 4,5%	4,200,603	7,256,569	—
Banco Supervielle Class B	12/22/17	12/22/2019	Floating TM20 + Spread 3,25%	600,155	930,628	—
Banco Supervielle Class C	12/22/17	12/22/2021	Badlar + Spread 4,25%	667,236	976,054	—
Banco Supervielle Class D	02/14/18	08/14/2019	Badlar + Spread 3,5%	768,861	—	—
Banco Supervielle Class E	02/14/18	02/14/2023	Badlar + Spread 4,05%	1,687,173	—	—
Cordial Compañía Financiera Class IX	10/06/2015	04/06/2017	Badlar + Spread 5,95%	—	—	174,092
Cordial Compañía Financiera Class X	05/19/2016	11/19/2017	Badlar + Spread 5,5%	—	—	377,843
Cordial Compañía Financiera Class XI	10/25/2016	04/24/2018	Badlar + Spread 3,57%	—	309,734	386,875
Cordial Compañía Financiera Class XII	12/23/2016	12/23/2017	Fixed 24,90%	—	—	287,252
Cordial Compañía Financiera Class XIII	12/23/2016	06/23/2018	Badlar + Spread 4%	—	225,087	282,104
Cordial Compañía Financiera Class XIV	05/11/2017	05/11/2019	Badlar + Spread 3,5%	397,590	850,654	—
Cordial Compañía Financiera Class XV	08/24/2017	02/23/2019	Badlar + Spread 3,75%	365,401	625,210	—
Cordial Compañía Financiera Class XVI	11/22/2017	11/21/2019	Floating TM20 + Spread 4,25%	541,013	811,490	—
Micro Lending Class II	08/16/2016	08/16/2019	Badlar + Spread 5%	20,004	—	—
Micro Lending Class III	10/04/2017	10/05/2020	Badlar + Spread 7%	31,112	—	—

Total				9,307,171	12,681,237	3,775,525

b.	Subordinated Negotiable Obligations

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Program for the issuance of Negotiable Obligations for up to nominal value $ 750,000,000 (increased to nominal value $ 2,000,000,000)

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, approved the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). On April 15, 2016, the Ordinary and Extraordinary Shareholders’ meeting approved the increase the maximum outstanding amount of the Program to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2018, 2017 and January 1, 2017:

Issuance date	Currency	Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								12/31/2018	12/31/2017	01/01/2017
11/11/2010	U$S	I	50,000	100% at mat,	84 Months	11/11/2017	11,375%	—	—	1,475,283
08/20/2013	U$S	III	22,500	100% at mat,	84 Months	08/20/20	7%	871,571	637,387	669,994
11/18/2014	U$S	IV	13,441	100% at mat,	84 Months	11/18/21	7%	512,246	375,274	395,156

Total								1,383,817	1,012,661	2,540,433

On August 6, 2018, the Board of Directors resolved to request the CNV the Bank’s registration as a frequent issuer of negotiable obligations, and it’s consequent authorization to issue negotiable obligations under the aforementioned regime, in the terms set forth in the Resolution and submitting before said body all the necessary documentation for such purposes.

25.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

The distribution of retained earnings in the form of dividends is governed by the Argentine Corporations Law. These rules require Grupo Supervielle to transfer 5% of its net income to a legal reserve until the reserve equals to 20% of the company’s outstanding capital stock.

In addition, with regard to Banco Supervielle and Cordial Compañía Financiera, 20% of the profits shown by the income statement for the fiscal year, plus—minus the adjustments to prior year results, minus the accumulated loss, if any, at the end of the preceding year, must be transferred to the legal reserve.

Furthermore, the distribution of dividends in these entities shall comply with a series of requirements established by the Argentine Central Bank. The amount to be distributed, shall not compromise the Company’s liquidity and solvency, which can be verified by not recording insufficiencies in the capital adequacy requirements at the end of the fiscal year from which dividends are to be paid out. In regards to minimum liquidity requirements, the average balance of liquid assets (in pesos, foreign currency or government securities) must exceed the liquidity requirement of the last closed period, or the projected period considering the dividend payment.

The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank described in Note 1.

Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

At December 31, 2018
Capital Stock	456,722
Paid in Capital	8,996,882
Legal Reserve	91,344
Other Reserves	5,355,848
Retained earnings	(775,223)
Net Income for the year	3,029,982

Total shareholders’ equity under the rules of the Argentine Central Bank	17,155,555

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

26.	LOANS AND OTHER FINANCING

As of December 31, 2018 and 2017 and January 2017 the composition of the loan portfolio is as follows:

	Assets Before Allowances			Total as of December 31, 2018
	Stage 1	Stage 2	Stage 3
Promissory notes	7,177,104	473,676	242,381	7,893,161
Unsecured corporate loans	6,218,529	1,375,347	180,464	7,774,340
Overdrafts	4,477,760	712,868	117,677	5,308,305
Mortgage loans	5,436,111	141,024	9,710	5,586,845
Automobile and other secured loans	1,264,490	106,242	181,807	1,552,539
Personal loans	16,064,479	2,203,003	1,710,042	19,977,524
Credit card loans	8,125,029	595,713	508,028	9,228,770
Foreign Trade Loans	12,202,668	555,279	1,015,216	13,773,163
Other financings	5,205,674	901,476	114,367	6,221,517
Other receivables from financial transactions	1,325,729	12,086	21,293	1,359,108
Receivables from financial leases	3,213,033	172,515	83,919	3,469,467

Subtotal	70,710,606	7,249,229	4,184,904	82,144,739

Allowances for loan losses	(1,438,103)	(1,146,020)	(2,352,152)	(4,936,275)

Total	69,272,503	6,103,209	1,832,752	77,208,464

	Assets Before Allowances			Total as of December 31, 2017	Total as of January 1, 2017
	Stage 1	Stage 2	Stage 3
Promissory notes	14,001,854	198,000	41,673	14,241,527	11,962,242
Unsecured corporate loans	7,694,980	230,789	62,098	7,987,867	5,976,688
Overdrafts	5,714,366	88,990	63,972	5,867,328	5,990,750
Mortgage loans	2,354,797	61,753	1,344	2,417,894	147,388
Automobile and other secured loans	451,268	16,951	997	469,216	121,712
Personal loans	20,437,327	2,507,042	2,830,638	25,775,007	22,468,411
Credit card loans	10,410,793	857,782	514,502	11,783,078	10,673,948
Foreign Trade Loans	12,264,554	83,781	4,429	12,352,765	6,233,342
Other financings	5,782,869	44,534	41,184	5,868,587	5,876,641
Other receivables from financial transactions	1,177,816	19,048	16,805	1,213,669	1,067,562
Receivables from financial leases	3,635,703	66,143	55,497	3,757,343	2,922,999

Subtotal	83,926,327	4,174,815	3,633,139	91,734,281	73,441,683

Allowances for loan losses	(1,691,344)	(1,002,757)	(1,931,510)	(4,625,611)	(3,444,807)

Total	82,234,983	3,172,058	1,701,629	87,108,670	69,996,876

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Expected Credit Loss Allowances

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	83,926,327	4,174,815	3,633,139	91,734,281	1,691,344	1,002,757	1,931,510	4,625,611
Transfers
1 to 2	(2,203,903)	2,203,903	—	—	(72,358)	424,159	—	351,801
1 to 3	(1,228,517)	—	1,228,517	—	(73,906)	—	1,045,830	971,924
2 to 3	—	(467,009)	467,009	—	—	(152,605)	281,957	129,352
2 to 1	709,082	(709,082)	—	—	23,057	(94,117)	—	(71,060)
3 to 2	—	112,990	(112,990)	—	—	17,780	(76,002)	(58,222)
3 to 1	30,404	—	(30,404)	—	2,874	—	(36,858)	(33,984)
Net changes of financial assets	(17,194,694)	1,700,507	1,578,410	(13,915,777)	(139,216)	(53,642)	1,812,007	1,619,149
Write-Offs	—	—	(2,611,824)	(2,611,824)	—	—	(2,611,824)	(2,611,824)
Exchange Differences and Others	6,671,907	233,105	33,047	6,938,059	6,308	1,688	5,532	13,528

Gross carrying amount at December 31, 2018	70,710,606	7,249,229	4,184,904	82,144,739	1,438,103	1,146,020	2,352,152	4,936,275

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	64,805,764	5,658,692	2,977,227	73,441,683	1,086,336	785,340	1,573,131	3,444,807
Transfers
1 to 2	(1,154,403)	1,154,403	—	—	(43,917)	343,391	—	299,474
1 to 3	(806,548)	—	806,548	—	(36,608)	—	825,860	789,252
2 to 3	—	(381,037)	381,037	—	—	(94,572)	262,639	168,067
2 to 1	988,267	(988,267)	—	—	22,113	(98,791)	—	(76,678)
3 to 2	—	109,932	(109,932)	—	—	17,963	(68,160)	(50,197)
3 to 1	67,366	—	(67,366)	—	3,969	—	(62,859)	(58,890)
Net changes of financial assets	14,445,700	(1,575,906)	1,461,348	14,331,142	652,140	48,704	1,237,979	1,938,823
Write-Offs	—	—	(1,837,941)	(1,837,941)	—	—	(1,837,941)	(1,837,941)
Exchange Differences and Others	5,580,181	196,998	22,218	5,799,397	7,311	722	861	8,894

Gross carrying amount at December 31, 2017	83,926,327	4,174,815	3,633,139	91,734,281	1,691,344	1,002,757	1,931,510	4,625,611

27.	RISK MANAGEMENT POLICIES

Financial risk factors

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Group’s business plan, while keeping suitable caution levels in face of the risk.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Group’s Strategy related to the administration of credit risk; among them, the Group’s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Group relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The entity’s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for corporate banking, retail banking and finance.

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and adverse situations. Therefore, the Entity relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, the Group relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Group relies on estimates of exposure at default (EAD) and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, in order tominimizerisk concentration. To such ends, loan originationand client portfolio profiles are adjusted to each different circumstance.

Credit Risk Measurement Models

The Entity relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on the aforementioned, the Group has developed a Risk-Adjusted Return on Capital (RAROC) model.

Allowances for loan losses calculation

Allowances for loan losses calculation is based on models that analyzes the Group’s own portfolio information to estimate, in global terms, the average value of the loss distribution function over an annual term (expected credit loss). The expected credit loss is determined based on PD, EAD, and LGD loss factors.

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

The Group relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparty Risk Management

The Group relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to the Group’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Impairment of Financial Instruments

The Group tests for impairment the financial assets measured at amortized cost, debt instruments measured at fair value with changes in other comprehensive income, finance lease and financial guarantee contracts and loan commitments granted that are not measured at fair value.

As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.

The movements in the allowance for loan losses as of December 31, 2018 are detailed in note 26.

Write-Off

The Group reduce the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitues a derecognition event.

Maximum Credit Risk Exposure

Financial Instruments to which the impairment requirements in IFRS 9 are applied

	December 31, 2018
	ECL Staging			Total
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory Notes	7,177,104	473,676	242,381	7,893,161
Unsecured Corporate Loans	6,218,529	1,375,348	180,465	7,774,342
Overdrafts	30,470,695	1,360,527	121,935	31,953,157
Mortgage Loans	5,436,112	141,024	9,710	5,586,846
Automobile and other secured loans	1,264,489	106,241	181,807	1,552,537
Personal Loans	16,064,479	2,203,003	1,710,043	19,977,525
Retail	13,016,980	883,861	329,323	14,230,164
Consumer Finance	3,047,499	1,319,142	1,380,720	5,747,361
Credit Card Loans	20,075,986	902,670	555,073	21,533,729
Retail	15,384,065	583,439	215,273	16,182,777
Consumer Finance	4,691,921	319,231	339,800	5,350,952
Foreign Trade Loans	12,202,668	555,279	1,015,217	13,773,164
Other Financings	9,647,575	903,049	115,563	10,666,187
Other Receivables from Financial Transactions	1,325,730	12,086	21,292	1,359,108
Receivables from Financial Leases	3,213,033	172,514	83,920	3,469,467

Total	113,096,400	8,205.417	4,237,406	125,539,223

	December 31, 2017
	ECL Staging			Total
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory Notes	14,001,853	198,000	41,673	14,241,526
Unsecured Corporate Loans	7,694,982	230,789	62,098	7,987,869
Overdrafts	32,683,305	437,359	66,503	33,187,167
Mortgage Loans	2,354,796	61,753	1,344	2,417,893
Automobile and other secured loans	451,270	16,951	997	469,218
Personal Loans	20,437,323	2,507,043	2,830,638	25,775,004
Retail	15,892,638	1,019,240	337,196	17,249,074
Consumer Finance	4,544,686	1,487,802	2,493,442	8,525,930

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	December 31, 2017
	ECL Staging			Total
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Credit Card Loans	23,211,655	1,360,455	567,367	25,139,477
Retail	16,529,858	1,014,835	230,587	17,775,280
Consumer Finance	6,681,796	345,621	336,780	7,364,197
Foreign Trade Loans	12,264,552	83,783	4,429	12,352,764
Other Financings	9,993,744	44,534	41,184	10,079,462
Other Receivables from Financial Transactions	1,177,817	19,048	16,805	1,213,670
Receivables from Financial Leases	3,635,704	66,142	55,497	3,757,343

Total	127,907,001	5,025,857	3,688,535	136,621,393

Financial Instruments to which the impairment requirements in IFRS 9 are not applied

The carrying amount of all financial instruments not subject to impairment is the corresponding fair value at the reporting date, as it best represents the maximum exposure to credit risk.

Market risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in the Group’s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where the Group operates.

According to its business strategy, Banco Supervielle is the component of the Group with the greatest exposure to this risk. On the other hand, Cordial Compañía Financiera has a minimum exposure to market risk and associated with liquidity management purposes. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle’s trading portfolio.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period of time and at a pre-established confidence level. Indicators obtained from this enable the Group to identify a potential market risk and take preventive measures.

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RPC). On the other hand, the controls over the trading desk are more exhaustive.

Approved strategies and policies are included in the Risk Map document, which establishes authorized transactions to be carried out by the trading desk and the authorized officers. Such document specifies the maximum term of transactions, maximum amounts of position per product and maximum loss amounts involved (“stop loss”).

The exposure to the Group’s exchange rate risk at the end of the year by currency type is detailed below:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Currency	Balances as of 12/31/2018				Balances as of 12/31/2017
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	41,462,284	40,327,318	13,405	1,148,371	30,597,536	26,114,417	2,746	4,485,865
Euro	463,781	474,602	—	(10,821)	434,590	434,580	—	10
Others	114,521	3,338	—	111,183	2,125	2,125	—	—

Total	42,040,586	40,805,258	13,405	1,248,733	31,034,251	26,551,122	2,746	4,485,875

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate market risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to the Group’s functional currency. The percentage of variation used in this analysis is the same the Group used in its Business Plan and Projections.

Currency	Variation	12/31/2018
		P/L	Equity
US Dollar	29%	336,894	336,894
	(29%)	(336,894)	(336,894)
Euro	29%	(3,175)	(3,175)
	(29%)	3,175	3,175
Others	29%	32,617	32,617
	(29%)	(32,617)	(32,617)
Total	29%	366,337	366,337
	(29%)	(366,337)	(366,337)

Sensitivity Analysis

It is important to note that within the daily report provided to the trading desk for the monitoring of the exposure to assumed risk, the Financial Risk Management makes a comparison between the profitability obtained and the implicit risk for each asset. When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis through the use of alternative measurement metrics, the Group recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level. It should be noted that in the case of Cordial Compañía Financiera, according to the provisions established by the Argentine Central Bank, its Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. According to this methodology, the aggregate economic capital arises from the following expression:

EC = (1,05 x MC) + max [0; ☐EVE – 15 % x bS)]

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Where, EC: economic capital according to profile’s risk (ICAAP).

MC: Minimum capital requirement in accordance with Argentine Central Bank regulations.

☐EVE (Economic Value): measure of interest rate risk calculated according to the Standardized Framework

bS (Basic Shareholders’ equity) : Tier 1 capital.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in the Group’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

•	Different terms maturity and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.

•	Forecast, evolution and volatility of local interest rates and foreign interest rates.

•	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features;

•	Embeded options in certain assets, liabilities and off balance sheet items of the Group.

The Group’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms.

The interest rate risk management is aimed at keeping the Group’s exposure within those levels of risk appetite profile validated by the Board upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

•

MVE – VaR Approach: measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The Group uses this approach to calculate the economic capital for this risk.

•	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

During 2018, with the publication of Communication “A” 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio. The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity’s assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII). This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

As established by the regulator, both Banco Supervielle and Cordial Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication “A” 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to Cordial Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Beyond the regulatory provisions, it is important to note that both Banco Supervielle and Cordial Comapñia Financiera have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

It is important to point out that, unlike what is established in the Standardized Framework provided by the regulator for measuring the impact of fluctuations in market rates on economic value, the internal measurement systems used by the Group consider assets and liabilities with Units of Purchasing Power (UVA) adjustment as susceptible to interest rate risk, so that the UVA variable is incorporated as an additional risk factor, as well as the asset and funding rates in pesos and dollars.

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

In the case of Cordial Compañía Financiera, as mentioned above, the Entity’s Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, the Group measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst ☐EVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2018
Total Financial Assets	54,435,109	13,281,894	11,692,926	9,323,634	46,537,858	135,271,421
Total Financial Liabilities	74,913,615	21,093,049	1,498,595	1,500,302	25,041,966	124,047,526

Net Amount	(20,478,506)	(7,811,155)	10,194,331	7,823,332	21,495,892	11,223,895

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2018. Variations in rates were determined considering the scenarios set by Communication “A” 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio.

	Additional variation in the interest rate	Increase / (decrease) in the income statement	Increase / (decrease) in shareholders’ equity
Decrease in the interest rate	4% ARS; 2% USD	55,643	679,909
Increase in the interest rate	4% ARS; 2% USD	(55,643)	(645,962)

If the market interest rates for instruments denominated in pesos decreased by 4 percentage points and for those nominated in dollars, they would fall by 2 percentage points, the annual net loss of income tax would be 55,643. On the contrary, if the interest rates increased in equal measure, 55,643 would be earned.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Group’s assets and liabilities. Such risks involve the following:

•	Funding Liquidity Risk means the risk that results when it is difficult to obtain funds at normal market cost when needed, based on the market’s perception of the Group.

•	Market Liquidity Risk means the risk resulting from the Group’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:

•	Assets are not liquid enough,

•	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for the liquidity risk management:

•

LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. The Group estimates this indicator on a daily basis, having met the minimum forecasted value in 2017.

•

Net Stable Funding Ratio (NSFR): measures the ability of the Group to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. The Group calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.

•	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

In addition, the Assets and Liabilities Committee performs a daily monitoring of some follow-up metrics . Such indicators are used to analyze the main components of LCR while assessing the Group’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated sight accounts and deposits of the public sector in foreign currency.

Finally, suitable controls over intraday liquidity and the compliance of minimum cash regulations are established. With regard to intraday liquidity, the Financial Risk Management performs a historical monitoring of the intraday liquidity available at the beginning of each day, the amount of sensitive payments over time with a time segmentation according to the time of the day on which they are concentrated and also calculates different ratios considering liquid assets available with gross payments or payments that are sensitive over time. From the analysis of this information, it was defined that the starting balance of the current account of Banco Supervielle in the Argentine Central Bank can never be lower than the average of sensitive payments in the time recorded in the immediately previous month, setting an alert when it is below 10% of that value.

Liquidity risk management consist in a strict daily follow-up of liquidity coverage ratio (LCR), ensuring a suitable forecast of funding and free-availability liquid assets needs with the purpose of maintaining LCR within levels set by the risk appetite policy. As from 2018, the follow-up on the net stable funding ration (NSFR) is included in accordance with provisions set by the Argentine Central Bank and Basle III criteria guidelines.

Economic capital calculation

The Group relies on the following elements that ensure the suitable management of this type of risk:

•

Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

•	Indicators that measure the concentration of funding sources, establishing the Group’s risk appetite.

•	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basle III route map.

•

Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).

•

The liquidity coverage ratio is used to assess the Group’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping the Group’s liquidity director and officials updated on its evolution.

•	Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

•	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.

•	Regarding contingency plans, the Group follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, the Group considers the economic capital estimation unnecessary to cover such risk, as long as the Group’s solvency should not be affected once the stress tests contingency plan have been implemented.

28.	INTERNATIONAL FINANCING PROGRAMS

Banco Supervielle S.A. keeps active the following agreements: 1) A Foreign Trade Credit Facility Program with Inter-American Development Bank (IDB), whose line amounts to USD 20,000,000 (USD 20 million) and 2) A Global Financial Exchange Program with the International Finance Corporation (IFC), whose line amounts to USD 30,000,000 (thirty million US dollars).

On the other hand, the Bank implemented a two-tranche loan with BID totaling USD 133,500,000 (US dollars one hundred thirty-three million five hundred thousand). The disbursed were as follows: tranche A for USD 40,000,000 (USD 40 million) in December 2017 (USD 35 million for a 3-year term and USD 5 million for a 5-year term) and tranche B, for USD 93,500,000 (US dollars ninety-three million five hundred thousand) in June 2018 for a period of two and a half years.

It should be noted that this agreement is subject to compliance with certain financial covenants, certain obligations to do and not to do, as well as certain information requirements.

As of the date of these financial statements, the entity is in compliance with the aforementioned obligations.

29.	BUSINESS COMBINATIONS

29.1	MICRO LENDING S.A.U.

On May 2, 2018, the Group acquired 100% of the capital stock of Micro Lending S.A. (MILA) for a total price of US $ 24.4 million composed of US $ 20.0 million paid at the date of acquisition, plus liabilities assumed for an estimated value of US $ 2.4 million. MILA specializes in used car loan financing.

MILA complements the Group’s product offering and plays a relevant role in the attractive new and used car loan market, a key strategic segment. Through its 32 branches across the country and over 5,000 related agencies, MILA is a well-positioned company and the integration with the Group will create cross-selling opportunities across our Company and is expected to generate tax and operating synergies.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

Fair Value
Cash and banks deposits	2,783
Government securities	1,353,978
Loans and other financing	136,621
Property, plant and equipment	1,284
Other assests	322
Other financial liabilities and Financing received	(1,437,208)
Miscellaneous obligations	(50,117)
Forecasts	(157)

Net identifiable assets acquired	7,506

Consideration of the acquisition:
- Amount paid net of expenses	620,522
- Escrow account	81,025

Net cash flow used - investment activities	701,547

Goodwill by business combination	694,041

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

29.2	INVERTIRONLINE S.A.U. AND INVERTIRONLINE.COM ARGENTINA S.A.U.

On May 24, 2018, the Group acquired 100% of the capital stock of InvertirOnline S.A.U and InvertirOnline.com Argentina S.A. for a total price of US $ 43.3 million, composed of US $ 36.5 million paid at the date of acquisition plus liabilities assumed for an estimated value of US $ 7.5 million. InvertirOnline is a specialized online trading platform, with a leading position in the online Broker segment in Argentina, and a reference in the Fintech sector in the country.

InvertirOnline is an online trading platform, and a benchmark for the Fintech sector in the country. Consistent with the Group’s digital transformation strategy, this acquisition represents a qualitative leap in the value proposition for the Group’s customers.

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

Fair Value
Cash and banks deposits	541,320
Government securities	137,138
Property, plant and equipment	853
Other assets	12,377
Intangible assets identified
- Customer relationship	335,889
- Brand Name	95,498
- Software and Technology	32,931
Other financial liabilities and Financing received	(514,067)
Other Liabilities	(55,695)

Net identifiable assets acquired	586,244

Consideration of the acquisition:
- Amount paid net of expenses	1,286,217
- Escrow account	76,194
- Contingent Consideration	105,300

Net cash flow used - investment activities	1,467,711

Goodwill by business combination	881,467

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Based on the acquisition method established by IFRS 3 “Business Combinations”, and through the use of expert criteria, the following assets have been identified:

•

Customer Relationships: Relations with customers is a source of value as long as current clients maintain their relationship with the company and have a recurrence in the generation of future benefits. When the projection of future benefits from customers is not contractually scheduled, the analysis of customers’ historical behavior is carried out. To obtain the amount identified, the relationships with the client portfolio has been analyzed by projecting the cash flow based on the aforementioned historical behavior and the probability of occurrence of operations.

•

Brand Name: A brand contributes to the generation of economic benefits for the business in two ways: it can increase sales volumes and it can also create an extra perception of value by consumers of its products and services, enabling its commercialization at higher prices. compared to products that do not have a brand recognized by the market. Usually, the control over those future benefits is obtained through the trademark registration, while the trademark registration satisfies the legal-contractual criterion that is required to recognize an intangible asset separately from goodwill.

•

Software and Technology: The digital platform and the proprietary software support the existence and operation of the company, which is also reflected in the high weight that the Information Technology area has on the total payroll. In addition to being recognized as a separate intangible asset, the value of the proprietary technology was also used to calculate the corresponding contributory charge in the valuation of customer relationships.

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

In the event that certain net income is achieved by the subsidiary for the year ended December 31, 2018, additional consideration of up to U$S 3.7 millions may be payable in cash on March 14, 2019. The potential undiscounted amount payable under the agreement is between U$S 0 for net income below U$S 21 millions and U$S 3.7 millions for net income above U$S 21 millions. The fair value of the contingent consideration of 105,300 was estimated by calculating the present value of the future expected cash flows.

On March 14, 2019 the Group paid 121,141 to settle the contingent consideration, the difference with the amount recognized at acquisition was recorded as a loss in the income statement.

30.	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	At 12/31/2018	At 12/31/2018 (per currency)				At 12/31/2017	At 01/01/2017
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	16,358,427	15,783,228	460,908	10,983	103,308	8,992,672	6,826,959
Government and corporate securities at fair value with changes in results	2,792,749	2,792,749	—	—	—	1,718,040	121,056
Derivatives	13,405	13,405	—	—	—	2,746	1,703
Other financial assets	595,143	595,097	46	—	—	500,874	166,253
Loans and other financing	21,130,355	21,127,528	2,827	—	—	18,739,575	10,317,318
Other Debt Securities	1,039,824	1,039,824	—	—	—	727,599	1,515,960
Financial assets in guarantee	462,536	462,536	—	—	—	404,759	46,465
Investments in subsidiaries, associates and joint ventures	—	—	—	—	—	1	—
Other non-financial assets	149,192	149,192	—	—	—	102,980	3,700

TOTAL ASSETS	42,541,631	41,963,559	463,781	10,983	103,308	31,189,246	18,999,414

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Items	At 12/31/2018	At 12/31/2018 (per currency)				At 12/31/2017	At 01/01/2017
		Dollar	Euro	Real	Others
LIABILITIES
Deposits	31,319,494	30,916,259	403,235	—	—	20,796,980	13,639,827
Non-financial public sector	7,899,762	7,899,699	63	—	—	5,638,296	1,466,769
Financial sector	2,978	2,978	—	—	—	—	—
Non-financial private sector and foreign residents	23,416,754	23,013,582	403,172	—	—	15,158,684	12,173,057
Liabilities at fair value with changes in results	152,886	152,886	—	—	—	—	—
Other financial liabilities	503,747	432,784	67,625	—	3,338	567,745	884,594
Financing received from the Argentine Central Bank and other financial entities	6,789,700	6,785,958	3,742	—	—	4,173,736	1,235,542
Subordinated negotiable obligations	1,383,817	1,383,817	—	—	—	1,012,661	2,540,431
Other non-financial liabilities	514,782	514,782	—	—	—	153,315	66,396

TOTAL LIABILITIES	40,664,426	40,186,486	474,602	—	3,338	26,704,437	18,366,790

NET POSITION	1,877,205	1,777,073	(10,821)	10,983	99,970	4,484,809	632,624

31.	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

As of December 31, 2018 and 2017, the amount expected to be recovered or settled after more than twelve months for each asset and liability line item is as follows:

ASSETS	12/31/2018			12/31/2017
	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total
Cash and due from banks	33,687,553	—	33,687,553	16,384,924	—	16,384,924
Cash	4,789,701	—	4,789,701	4,486,951	—	4,486,951
Argentine Central Bank	27,388,784	—	27,388,784	10,408,716	—	10,408,716
Other local financial institutions	1,498,669	—	1,498,669	1,415,251	—	1,415,251
Others	10,399	—	10,399	74,006	—	74,006
Debt Securities at fair value through profit or loss	15,112,115	—	15,112,115	16,837,925	—	16,837,925
Derivatives	15,924	—	15,924	39,740	—	39,740
Repo transactions	—	—	—	4,945,864	—	4,945,864
Other financial assets	1,698,054	—	1,698,054	2,388,795	—	2,388,795
Loans and other financing	56,882,652	20,325,812	77,208,464	55,648,429	31,460,241	87,108,670
To the non-financial public sector	7,526	25,276	32,802	3,848	44,295	48,143
To the financial sector	358,177	40,374	398,551	484,816	101,542	586,358
To the Non-Financial Private Sector and Foreign residents	56,516,949	20,260,162	76,777,111	55,159,765	31,314,404	86,474,169
Other debt securities	1,218,922	3,092,173	4,311,095	377,588	152,303	529,891
Financial assets in guarantee	2,004,112	3,105	2,007,217	1,921,219	—	1,921,219
Current income tax assets	612,718	-20,660	592,058	189,463	-9,005	180,458
Inventories	69,918	—	69,918	156,306	—	156,306
Investments in equity instruments	—	10,404	10,404	1,084	67,797	68,881
Property, plant and equipment	—	2,183,734	2,183,734	—	2,060,551	2,060,551
Investment Property	—	413,357	413,357	—	287,072	287,072
Intangible assets	—	2,710,837	2,710,837	—	459,420	459,420
Deferred income tax assets	6,303	815,515	821,818	90,485	1,066,495	1,156,980
Non-current assets held for sale	2,800	—	2,800	—	—	—
Other non-financial assets	173,711	714,937	888,648	74,719	628,735	703,454

TOTAL ASSETS	111,484,782	30,249,214	141,733,996	99,056,541	36,173,609	135,230,150

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

LIABILITIES	12/31/2018			12/31/2017
	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total
Deposits	94,819,436	86,578	94,906,014	83,284,540	443	83,284,983
Non-financial public sector	11,105,477	—	11,105,477	9,112,185	—	9,112,185
Financial sector	25,236	—	25,236	23,183	—	23,183
Non-financial private sector and foreign residents	83,688,723	86,578	83,775,301	74,149,172	443	74,149,615
Liabilities at fair value through profit or loss	268,086	—	268,086	—	—	—
Derivatives	94,222	—	94,222	—	—	—
Other financial liabilities	4,091,866	175,373	4,267,239	5,493,412	281,143	5,774,555
Financing received from the Argentine Central Bank and other financial institutions	7,159,251	873,586	8,032,837	4,625,374	580,392	5,205,766
Unsubordinated negotiable Obligations	2,152,945	7,154,226	9,307,171	1,552,959	11,128,278	12,681,237
Current income tax liability	791,272	—	791,272	1,217,961	—	1,217,961
Subordinated negotiable obligations	26,150	1,357,667	1,383,817	19,172	993,489	1,012,661
Provisions	11,641	75,274	86,915	8,934	109,423	118,357
Deferred income tax liability	5,871	217,480	223,351	8,667	21,141	29,808
Other non-financial liabilities	4,593,346	811,652	5,404,998	4,577,760	1,035,294	5,613,054

TOTAL LIABILITIES	114,014,086	10,751,836	124,765,922	100,788,779	14,149,603	114,938,382

32.	FINANCIAL ASSET AND LIABILITIES OFFSETTING

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, the Group fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In addition, the Group has master netting arrangement that not satisfies the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business.

As of December 31, 2018, 2017 and January 1, 2017, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

12/31/2018	Amounts subject to a master netting arrangement not offset		Net amount
	Financial asset / (Financial liability)	Collateral
Credit cards transactions	(1,937,072)	530,451	(1,406,621)

Total	(1,937,072)	530,451	(1,406,621)

12/31/2017	Amounts subject to a master netting arrangement not offset		Net amount
	Financial asset / (Financial liability)	Collateral
Credit cards transactions	(1,936,899)	457,800	(1,479,099)

Total	(1,936,899)	457,800	(1,479,099)

01/01/2017	Amounts subject to a master netting arrangement not offset		Net amount
	Financial asset / (Financial liability)	Collateral
Credit cards transactions	(1,420,263)	390,855	(1,029,408)

Total	(1,420,263)	390,855	(1,029,408)

33.	SUBSEQUENT EVENTS

There are not other subsequent events that those described in Note 24.