Form 20-F
period 2019-12-31
Grupo Supervielle S.A.
filed 2020-04-30
CIK 1517399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was:

Title of class	Number of shares outstanding
Class B ordinary shares, nominal value Ps.1.00 per share	394,984,134
Class A ordinary shares, nominal value Ps.1.00 per share	61,738,188

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

Large accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Emerging Growth Company	☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TABLE OF CONTENTS

i

INTRODUCTION

Certain Defined Terms and Conventions

In this annual report, we use the terms “we,” “us,” “our” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Tarjeta” mean Tarjeta Automática S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Sofital” mean Sofital S.A.F.e I.I. References to “CCF” mean Cordial Compañía Financiera S.A. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial Servicios S.A. References to “InvertirOnline” mean InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. References to “MILA” mean Micro Lending S.A.U. References to “Supervielle Productores Asesores de Seguros” mean Supervielle Productores Asesores de Seguros S.A. References to “Supervielle Agente de Negociacion” mean Supervielle Agente de Negociación S.A.

References to “Class A shares” refer to shares of our Class A common stock, with a par value of Ps.1.00 per share, references to “Class B shares” refer to shares of our Class B common stock, with a par value of Ps.1.00 per share, and references to “ADSs” are to American depositary shares, each representing five Class B shares.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refers to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities and capital markets regulator. The term “ByMA” refers to the exchange Bolsas y Mercados Argentinos S.A. The term “MAE” refers to the exchange Mercado Abierto Electrónico S.A. The term “Argentine Capital Markets Law” refers to Law No. 26,831, as amended and supplemented. The term “Argentine Negotiable Obligations Law” refers to Law No. 23,576, as amended and supplemented. The term “AGCL” refers to Argentine General Corporations Law No. 19,550, as amended and supplemented. The term “Argentine Productive Financing Law” refers to Law No. 27,440.

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

PRESENTATION of FINANCIAL and Other Information

Financial Statements

This annual report contains our audited consolidated financial statements as of December, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm (“Price Waterhouse & Co.”), whose report is included herein.

We have prepared our audited consolidated financial statements under IFRS for the first time for our financial year ended December 31, 2018, with a transition date of January 1, 2017.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2019.

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

Effective January 1, 2019, we adopted IFRS 16 “Leases” using the simplified retrospective approach, so that the cumulative impact of the adoption was recognized in retained earnings at the beginning of the year starting on January 1, 2019, and the comparative figures were consequently not modified. Accordingly, certain comparisons between periods may be affected. See Note 10 to our audited consolidated financial statements and “Operating and Financial Review and Prospects—New Accounting Standards” for a more comprehensive discussion of the effects of the adoption by the Group of this and other new standards.

We are subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the rules issued by the CNV according to General Resolution No. 622/2013, as amended and supplemented (the “CNV Rules”) and we are required to present our financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. The Argentine Central Bank, through Communications “A” 5541, as amended, set forth a convergence plan towards the application of IFRS as issued by the IASB and the interpretations issued by the IFRIC, for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018. The convergence plan had two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full. We presented our local financial statements under these rules on February 21, 2020.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

Unless otherwise indicated, all financial information of our company included in this annual report is stated on a consolidated basis under IFRS and in Argentine Pesos subject to inflation accounting adjustment, except for certain regulatory capital information, statistical information for years 2015 and 2016, information about the Argentine financial sector, and national statistical data, which is expressed following Argentine Banking GAAP in nominal historic Peso amounts (i.e., not adjusted for inflation).

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

The principal inflation adjustment procedures are the following:

•	Monetary assets and liabilities that are recorded in the current currency as of the financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
•	Non-monetary assets and liabilities are recorded at cost as of the financial position date, and equity components are restated applying the relevant adjustment ratios.
•	All items in the consolidated income statement are restated applying the relevant conversion factors, as described in Note 1.1(b) to our consolidated financial statements contained in this annual report.
•	The effect of inflation in the Group’s net monetary position is included in the consolidated income statement, in the item “Results from exposure to changes in the purchasing power of money.”
•	Comparative figures have been adjusted for inflation following the procedure explained in the previous bullets.
•	Upon initially applying inflation adjustment, the equity accounts were restated as follows:
o	Capital stock was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
o	The resulting amount was included in the “Results from exposure to changes in the purchasing power of money” account.
o	Consolidated Statement of Comprehensive Income were restated as from each accounting allocation.
o	The legal reserve and other reserves in the statement of income were not restated as of the initial application date.

v

Certain Financial Data

The term “ROAE” refers to return on average shareholders’ equity, calculated based on daily averages. The term “ROAA” refers to return on average assets, calculated based on daily averages. ROAE and ROAA are frequently used by financial institutions as benchmarks to measure profitability compared to peers but not as benchmarks to determine returns for investors, which is affected by multiple factors that ROAE and ROAA do not consider.

Currencies and Rounding

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina.

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2019 was Ps.59.895 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 30, 2019. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was Ps.66.635 per U.S.$1.00 as of April 28, 2020.

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

Forward-Looking Statements

This annual report contains estimates and forward-looking statements, principally in “Item 3.D Risk Factors”, “Item 5.A Operating Results”, and “Item 4.B Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)	the ongoing COVID-19 pandemic and government measures to contain the virus, which are disrupting economic activity globally and in Argentina;
(ii)	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, including the performance of the new Fernández administration, or elsewhere in Latin America or changes in either developed or emerging markets;
(iii)	the effects of the Argentine government’s ongoing restructuring of the country’s sovereign debt;
(iv)	fluctuations in the exchange rate of the Peso and inflation;
(v)	changes in interest rates and the cost of deposits, which may, among other things, affect margins;
(vi)	unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;
(vii)	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected volatility in domestic and international financial markets;
(viii)	changes in government regulation, including tax and banking regulations;
(ix)	adverse legal or regulatory disputes or proceedings;
(x)	credit and other risks of lending, such as increases in defaults by borrowers;
(xi)	exposure to Argentine government liabilities and fluctuations and declines in the value of Argentine public debt;
(xii)	increased competition in the banking, financial services, credit card services, asset management and related industries;
(xiii)	a loss of market share by any of our main businesses;
(xiv)	increase in the allowances for loan losses;
(xv)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;
(xvi)	ability to implement our business strategy; and
(xvii)	other factors discussed under “Item 3.D Risk Factors” in this annual report.

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

Part I

Item 1	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information
Item 3.A	Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes beginning on page F-1, the “Presentation of Financial and Other Information” section and the discussion in Item 5 “Item 5.A Operating Results” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated statement of financial position data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers an independent registered public accounting firm. The selected consolidated statement of financial position data as of December 31, 2017 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements were prepared and presented in accordance with IFRS. We applied IFRS for the first time for the year ended December 31, 2018, with a transition date of January 1, 2017.

Our consolidated financial statements are presented in Argentine Pesos which is our functional currency.

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered hyperinflationary. This standard requires that the financial statements of an entity that reports in the currency of a highly inflationary economy shall be stated in terms of the measuring unit current at the closing date of the latest reporting period, regardless of whether they are based on a historical cost approach or a current cost approach. To this end, in general terms, the inflation rate must be computed in the non-monetary items as from the acquisition date or the revaluation date, as applicable. These requirements also comprise the comparative information of the financial statements. Accordingly, the following selected consolidated financial data is stated in the measuring unit current as at December 31, 2019.

Solely for convenience of the reader, we have translated certain Peso amounts as of and for the year ended December 31, 2019 into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2019 which was Ps.59.895 to U.S.$1.00. U.S. dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

	Grupo Supervielle S.A.
	For the year ended December 31,
	2019		2018	2017
	U.S.$.	Ps.	Ps.	Ps.
	(in thousands of Pesos or U.S. dollars, as indicated)
Consolidated Income Statement Data IFRS:
Interest income	747,885	44,794,595	46,790,036	34,250,524
Interest expenses	(582,911)	(34,913,451)	(26,787,390)	(12,782,957)
Net interest income	164,974	9,881,144	20,002,646	21,467,567
Net income from financial instruments (NIFFI) at fair value through profit or loss	349,962	20,960,966	9,707,395	5,454,354
Exchange rate difference on gold and foreign currency	(5,411)	(324,070)	1,733,237	604,734
NIFFI and Exchange Rate Differences	344,551	20,636,896	11,440,632	6,059,088
Net Financial Income	509,525	30,518,040	31,443,278	27,526,655
Service fee income	143,578	8,599,607	9,118,706	9,327,965
Service fee expenses	(37,465)	(2,243,970)	(2,181,620)	(1,877,412)
Income from insurance activities	23,263	1,393,356	1,305,522	1,383,709
Net Service Fee Income	129,376	7,748,993	8,242,608	8,834,262
Subtotal	638,901	38,267,033	39,685,886	36,360,917
Result from exposure to changes in the purchasing power of money	(89,483)	(5,359,565)	(9,253,021)	(3,986,190)
Other operating income	46,002	2,755,267	3,805,134	2,827,476
Loan loss provisions	(129,174)	(7,736,868)	(7,967,031)	(6,204,348)
Net Operating Income	466,246	27,925,867	26,270,968	28,997,855
Personnel expenses	236,485	14,164,289	13,504,300	13,439,165
Administration expenses	126,447	7,573,543	8,615,396	7,566,294
Depreciations and impairment of non-financial assets	30,298	1,814,671	665,154	956,819
Other operating expenses	106,157	6,358,291	6,633,161	6,394,542
Income / (loss) before taxes	(33,141)	(1,984,927)	(3,147,043)	641,035
Income tax	(2,817)	(168,695)	(1,555,074)	(1,802,869)
Net loss for the year	(35,958)	(2,153,622)	(4,702,117)	(1,161,834)
Net loss for the year attributable to owners of the parent company	(35,924)	(2,151,600)	(4,658,050)	(1,160,465)
Net loss for the year attributable to non-controlling interest	(34)	(2,022)	(44,067)	(1,369)
Other Comprehensive Income	(798)	(47,833)	371,617	72,120
Other comprehensive income attributable to parent company	(796)	(47,701)	371,231	72,100
Other comprehensive income attributable to non-controlling interest	(2)	(132)	386	20
Comprehensive Loss	(36,756)	(2,201,455)	(4,330,500)	(1,089,714)
Comprehensive loss for the year attributable to owners of the parent company	(36,720)	(2,199,301)	(4,286,819)	(1,088,365)
Comprehensive loss for the year attributable to non-controlling interest	(36)	(2,154)	(43,681)	(1,349)

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018	2017
	U.S.$.	Ps.	Ps.	Ps.
	(in thousands of Pesos or U.S. dollars, as indicated)
ASSETS
Cash and due from banks	440,823	26,403,099	51,822,372	25,205,322
Cash	146,107	8,751,111	7,368,112	6,902,384
Financial institutions and correspondents	294,716	17,651,988	44,454,260	18,302,938
Argentine Central Bank	265,922	15,927,336	42,132,824	16,011,978
Other local financial institutions	28,295	1,694,742	2,305,439	2,177,115
Others	499	29,910	15,997	113,845
Debt Securities at fair value through profit or loss	9,492	568,501	23,247,329	25,902,184
Derivatives	4,301	257,587	24,496	61,133
Repo transactions	—	—	—	7,608,341
Other financial assets	35,009	2,096,866	2,612,157	3,674,743
Loans and other financing	1,469,405	88,010,011	118,771,635	134,001,359
To the non-financial public sector	482	28,872	50,460	74,060
To the financial sector	1,077	64,522	613,101	902,009
To the non-financial private sector and foreign residents	1,467,846	87,916,617	118,108,074	133,025,290
Other debt securities	174,615	10,458,556	6,631,861	815,144
Financial assets in guarantee	89,051	5,333,704	3,087,750	2,955,457
Current income tax assets	1,711	102,458	910,777	277,603
Inventories	742	44,455	107,557	240,449
Investments in equity instruments	243	14,579	16,005	105,961
Property, plant and equipment	66,818	4,002,078	3,359,290	3,169,795
Investment property	67,697	4,054,737	635,877	441,610
Intangible assets	73,003	4,372,514	4,170,146	706,737
Deferred income tax assets	27,902	1,671,195	1,264,222	1,779,810
Non-current assets held for sale	—	—	4,307	—
Other non-financial assets	21,610	1,294,351	1,367,029	1,082,140
TOTAL ASSETS	2,482,422	148,684,691	218,032,810	208,027,788

LIABILITIES
Deposits	1,486,070	89,008,177	145,996,201	128,119,290
Non-financial public sector	91,329	5,470,177	17,083,822	14,017,493
Financial sector	469	28,098	38,821	35,663
Non-financial private sector and foreign residents	1,394,272	83,509,902	128,873,558	114,066,134
Liabilities at fair value through profit or loss	3,165	189,554	412,403	—
Derivatives	—	—	144,944	—
Repo transactions	5,340	319,817	—	—
Other financial liabilities	152,192	9,115,565	6,564,396	8,883,137
Financing received from the Argentine Central Bank and other financial institutions	150,557	9,017,597	12,357,106	8,008,155
Unsubordinated negotiable Obligations	101,619	6,086,475	14,317,445	19,507,851
Current income tax liabilities	—	—	1,217,233	1,873,619
Subordinated negotiable obligations	35,393	2,119,888	2,128,759	1,557,801
Provisions	11,303	677,018	133,703	182,071
Deferred income tax liabilities	8,453	506,291	343,586	45,854
Other non-financial liabilities	137,055	8,208,914	8,314,639	8,634,696
TOTAL LIABILITIES	2,091,147	125,249,296	191,930,415	176,812,474
SHAREHOLDERS’ EQUITY	391,275	23,435,395	26,102,395	31,215,314
Shareholders’ equity attributable to owners of the parent company	390,947	23,415,797	26,080,725	30,873,343
Shareholders’ equity attributable to non-controlling interests	328	19,598	21,670	341,971
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,482,422	148,684,691	218,032,810	208,027,788

	Grupo Supervielle S.A.
	As of and for the year ended December 31,
	2019	2018	2017
SELECTED RATIOS
Return on average equity (1)	(9.2% )	(16.2% )	(4.7% )
Return on average assets (2)	(1.1% )	(1.9% )	(0.6% )
Net Interest Margin (3)	21.0%	17.0%	18.4%
Net Fee Income Ratio (4)	28.6%	28.6%	31.4%
Efficiency Ratio (5)	62.7%	61.8%	66.3%
Cost/assets (6)	10.9%	9.5%	11.2%
Basic earnings per share (in Pesos) (7)	(4.7)	(10.2)	(2.5)
Diluted earnings per share (in Pesos)	n/a	n/a	n/a
Basic earnings per share (in U.S.$.) (8)	(0.1)	(4.7)	(0.0)
Diluted earnings per share (in U.S.$.) (8)	n/a	n/a	n/a
Liquidity and Capital
Loans to Total Deposits (9)	106.5%	86.6%	110.1%
Total Equity / Total Assets	15.7%	12.0%	14.8%
Pro forma Consolidated Capital / Risk weighted assets (10)	12.1%	14.0%	19.6%
Pro forma Consolidated Tier1 Capital / Risk weighted assets (10)	11.3%	12.9%	17.2%
LCR Pro forma(10)	150.3%	173.4%	113.9%
Risk Weighted Assets/Assets (10)	87.2%	73.0%	81.7%
Asset Quality
Non-performing loans as a percentage of Total Loans	7.4%	4.1%	3.1%
Allowances as a percentage of Total Loans	7.1%	6.0%	5.0%
Cost of risk (11)	7.5%	5.4%	5.0%
Cost of risk, net (12)	7.1%	5.1%	4.7%
Coverage Ratio(13)	96.0%	147.2%	162.3%
Other Data
Dividends paid to ordinary shares (Ps.million)	426.0	466.1	505.1
Dividends per ordinary share (Ps.)	0.9	0.7	1.1
Employees	5,019	5,253	5,236
Branch and sales points	316	317	326
ATMs, self service terminals and cash dispensers with biometric identification	955	920	704

(1)	Attributable comprehensive income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(2)	Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.
(3)	Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets. Since 2019, the Net Interest Margin ratio (“NIM”) also includes the exchange rate differences and net gains or losses from currency derivatives representing more accurately our financial margin and spreads. This ratio coincides with the net financial margin ratio published in previous years (now renamed as NIM).
(4)	Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net Services fee income, Income from insurance activities, etc.
(5)	Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net Services fee income, Income from insurance activities and Other net operating income.
(6)	Administration expenses divided by average assets, calculated on a daily basis.
(7)	Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were Ps.456.7 million for the year ended December 31, 2019 and 2018 and 392.8 million for the year ended December 31, 2017.

(8)	Peso amounts have been translated into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2019 which was Ps.59.895 to U.S.$1.00.
(9)	Loans and Leasing before allowances divided by total deposits.
(10)	For the calculation of these line items, see “Item 4.B – Business Overview – Banking Regulation and Supervision.” Proforma ratios include the liquidity retained at the holding company (Grupo Supervielle) level, which are available for future capital injections to our subsidiaries in order to fund our growth strategy.
(11)	Loan loss provisions divided by average loans, calculated on a daily basis.
(12)	Loan loss provisions including recovered loan loss provisions divided by average loans, calculated on a daily basis.
(13)	Allowances for loan losses divided by non-performing loans.
Item 3.B	Capitalization and indebtedness

Not applicable.

Item 3.C	Reasons for the offer and use of proceeds

Not applicable.

Item 3.D	Risk Factors

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

The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on the Group.

In December 2019, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. By late April, around 4,000 cases had been confirmed in Argentina. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay at home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets. According to the IMF, the global economy has recently entered into a recession.

5

The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 and has been extended several times, most recently through May 10, 2020. The government has also required the mandatory shutdown of businesses not considered essential, including initially the closure of bank branches.

At the same time, in order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession. However, the Argentine government may have more limited resources at this time to support the country’s economy; the pandemic has struck at a time when Argentina is struggling to pull out of a two year recession and the government is seeking to restructure the country’s large sovereign debt.

Some of the measures adopted by the Argentine government may adversely affect financial institutions, such as our Group. These temporary measures include (i) postponement of loan payments without punitive interests, (ii) prohibiting banks to charge fees for ATM transactions, (iii) freezing mortgage payments and suspending foreclosures, (iv) the automatic refinancing of credit card payments and reduction of the maximum interest rates that can be charged on credit cards, (v) imposing a minimum interest rate to be paid on time deposits under Ps.1 million made by individuals, and (vi) forbidding bank account closures. Additionally, some of the government measures are aimed at encouraging bank lending, such as (i) limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs, (ii) lowering of reserve requirements on loans to households and SMEs, and (iii) the easing of bank loan classification rules (providing an additional 60 days of non-payment before a loan is required to be classified as non-performing). Moreover, banks may not distribute dividends until at least June 30, 2020 or carry out employees’ layoffs until at least May 30, 2020. For more information on regulations in connection with the COVID-19 pandemic and their impact on our Group, see “Item 4.B.—Business Overview—Argentine Banking Regulations – Government Measures in Response to the Ongoing COVID-19 Pandemic” and “Item 5.A Operating Results – The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations.

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are adversely affecting our business and results of operations. Our branches were required to remain closed during the second half of March 2020, and were subsequently only gradually allowed to open with limited operations. As of the date of this annual report, banks are permitted to open to provide limited services to clients, in each case with prior appointment, provided that certain health and safety requirements set forth by the Central Bank are complied with. Additionally, we have transitioned a significant part of our workforce to work remotely, which may exacerbate certain risks to our business, including an increased reliance on information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information. Moreover, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as (i) a higher risk of impairment of our assets, (ii) lower revenues as a consequence of the temporary restrictions on charging certain fees to customers, and as a result of lower interest rates on loans promoted by the Central Bank, (iii) a possible significant increase in loan defaults and credit losses, with a consequent increase in loan loss provisions, and (iv) a decrease in credit demand and in our business activity in general, particularly new retail lending.

We are continuing to monitor the impact of the ongoing COVID-19 pandemic on the Group. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP grew 2.7% in 2017, but it contracted 2.5% in 2018 and 2.2% in 2019.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a high rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced demand for our services and adversely affect our business, financial condition and results of operations.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias - “PASO”, per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections, took place in August 11, 2019. In these elections, the Frente de Todos coalition (a political coalition composed of, among others, the Justicialist Party and the Renovating Front, which was at the time part of the opposition and included former president Fernandez de Kirchner as a candidate to the vice-presidency) obtained 47.78% of the votes, while Juntos por el Cambio coalition (then president Mr. Mauricio Marcri’s coalition), obtained 31.79% of the votes.

After the results of the primary elections, the Peso devalued almost 30% and the share price of Argentine listed companies dropped approximately 38% on average. In turn, the emerging market bond index (EMBI) peaked to one of the highest levels in Argentine history, above 2000 points on August 28, 2019. As of April 28, 2020 the EMBI was 3,995 points. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the Central Bank re-implemented exchange controls, in hopes of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy.

Presidential and Congressional elections in Argentina took place on October 27, 2019, which resulted in Mr. Alberto Fernández being elected President of Argentina, having earned 48.1% of the votes. The Fernández administration assumed office on December 10, 2019. As of such date, the Argentine Congress was composed as follows: Frente de Todos commanded a majority in the Senate with 41 seats, with the first minority being Juntos por el Cambio with 28 seats; while in the House of Representatives Juntos por el Cambio commanded the first minority with 119 seats and the second minority belongs to the Frente de Todos with 116 seats.

The political uncertainty in Argentina about the measures that the new Fernández administration could take with respect to the economy, including with respect to the crisis resulting from the ongoing COVID-19 pandemic, could generate volatility in the price of the Argentine companies’ securities or even a decrease in their prices, in particular companies in the financial sector like us.

We can offer no assurances as to the policies that may be implemented by the new Fernández Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy and our financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

If the current levels of inflation continue or increase, the Argentine economy and our financial position and business could be adversely affected.

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

The INDEC reported a cumulative variation of the CPI of 24.8% for 2017, 47.6% for 2018 and 53.8% for 2019.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the new Fernández administration to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

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

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. However, litigation initiated by bondholders that did not accept Argentina’s settlement offers continued in several jurisdictions and limited the country’s access to international capital markets. In April 2016, the Argentine government settled U.S.$4.2 billion outstanding principal amount of untendered debt.

In 2018, due to Argentina’s limitation of access to international markets, the Argentine government and the IMF entered into a “stand-by” credit facility agreement for an amount of U.S.$57.1 billion with a 36-month maturity. As of the date of this annual report, Argentina has received disbursements under the agreement for U.S.$46.1 billion. Notwithstanding the foregoing, the new Fernández administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

The new Fernández administration has initiated negotiations with creditors in order to restructure the country’s current Peso and U.S. dollar-denominated public debt. In this context, on February 5, 2020, the Argentine Congress passed Law N° 27,544, by virtue of which the sustainability of the sovereign debt is declared a national priority, authorizing the Ministry of Economy to renegotiate new terms and conditions with Argentina’s creditors within certain parameters.

Additionally, in the midst of debt restructuring negotiations, on April 5, 2020 the Argentine government issued Decree No. 346/2020, through which the repayment of Argentine law-governed dollar-denominated notes was postponed.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina in the next years. For more information on this offer, see “Item 5.A—Operating Results—The Argentine Economy and Financial System—Argentina’s Sovereign Debt Restructuring”. As of the date of this annual report, the exchange offer is still open and there is uncertainty as to whether the Argentine government will be able to successfully carry out the exchange offer and restructure its foreign financial indebtedness, under the proposed terms or at all.

If the Argentine government is not able to successfully renegotiate the terms of the sovereign debt, or if the negotiations with creditors are prolonged beyond May 22, 2020, or if significant litigation with holdout bondholders results from such negotiations, the country’s ability to access international credit markets may be adversely affected. Additionally, the pressure from creditors may result in restructured terms that are not sustainable for Argentina, or the IMF may impose strict austerity measures as a condition to restructuring its debt. As a result, the Argentine government may not have the ability or the financial resources necessary to foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our business and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition.

Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition.

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. In 2017, 2018 and 2019, the Peso lost approximately 18.4%, 101% and 58% of its value against the U.S. dollar, respectively. The devaluation of the Peso in real terms can have a negative impact on the ability of certain Argentine businesses to honor their foreign currency denominated debt, and also lead to very high inflation and significant reduced real wages. The devaluation can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the value of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenues of the Argentine public sector by reducing tax revenues in real terms, due to its current heavy dependence on export taxes.

As of April 28, 2020, the exchange rate was Ps.66.635 per dollar.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market’s confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased the interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new agreement with the IMF, the government established a new regime for a stricter control of the local monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019, foreign currency controls were reinstated in Argentina. As a consequence of the reimposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital market operations (“dolar MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 50% above the official exchange rate. The success of any measures taken by the Argentine government to restore market’s confidence and stabilize the value of the Argentine Peso is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and results of operations.

The maintenance or implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and, as a result, our business.

In 2001 and 2002, following a run on the financial system triggered by the public’s lack of confidence in the continuity of the convertibility regime that resulted in massive capital outflows, the Argentine government imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2005 the federal government issued a decree that established new controls on capital inflows, which resulted in a decrease in the availability of international credit for Argentine companies. From 2011 until 2015, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad.

After former Macri’s administration eliminated a significant portion of the foreign exchange restrictions, on September 1, 2019 it temporarily reinstated exchange restrictions, followed by new exchange restrictions imposed by the new Fernandez’s administration. The new controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debt abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others. For more information on foreign exchange restrictions, see “Item 10.D—Exchange Controls.”

Exchange control measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations.

The Argentine economy may be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth, and consequently, could adversely affect our business, financial condition and results of operations.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide, as was the case in 2008/2009, when the global financial crisis led to a significant economic contraction in Argentina in 2009.

Since 2015, the Brazilian economy, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis, including the impeachment of Brazil’s president, which resulted in the Senate of Brazil removing Ms. Dilma Rousseff from office for the rest of her term on August 31, 2016. Mr. Michel Temer, who previously held office as vice president of Brazil, subsequently took office until the end of the presidential period and in October 2018, Mr. Jair Bolsonaro was elected president. Mr. Bolsonaro has liberal, conservative and nationalist tendencies and assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the measures taken to clean up its economy can have a great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

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

The Argentine financial system and securities markets could be also adversely affected by events in developed countries’ economies, such as the United States and Europe. On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union (“Brexit”). The United Kingdom formally left the European Union on January 31, 2020. Even when the United Kingdom agreed its departure from the European Union, negotiations on the terms and conditions are expected to continue during the transition period, which is due to expire on December 31, 2020. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union and have a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Mr. Donald Trump was elected president of the United States. His presidency has created significant uncertainty about the future relationships between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. We cannot predict how Mr. Trump’s protectionist measures will evolve or how they may affect Argentina, nor will the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets. Moreover, the next presidential elections in the United States are expected to take place in November 2020, and we cannot predict the outcome of such elections.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which is expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain.

Changes in social, political, regulatory and economic conditions in other countries or regions, or in the laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All of these factors could have a negative impact on Argentina’s economy and, in turn, our business, financial condition and results of operations.

Furthermore, the financial markets have also been affected by the oil production crisis in March 2020 arising from the OPEC’s failure to reduce production. For more information, see in this section “Sustained declines in the international prices for oil could have an adverse material effect on the Argentine and the global economy.” Any of these factors could depress economic activity and restrict our access to suppliers and could have a material adverse effect on our business, financial condition and results of operations.

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

Due to high levels of inflation, employers in both the public and private sectors are experiencing significant pressure from unions and their employees to further increase salaries. Through Decree No. 610/2019, a staggered increase of the minimum salary was approved as follows: (i) Ps.14,125 as of August 1, 2019; (ii) Ps.15,625 as of September 1, 2019; and (iii) Ps.16,875 as of October 1, 2019. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. Moreover due to high levels of inflation, both public and private sector employers continue to experience significant pressure to further increase salaries. In December 2019, the Argentine government issued Decree No. 34/2019, which established that in case of dismissals without cause during six (6) months after the publication in the official gazette of such Decree, employees have the right to collect double indemnification. This Decree was enacted due to the economical emergency and the increase of the unemployment, and its aim was to dissuade employers to dismiss personnel. This measure was further reinforced through Decree No. 329/2020, issued amid the COVID-19 pandemic crisis, by virtue of which dismissals without cause or with cause under the argument of force majeure or lack of/reduction of work not imputable to the employer for 60 business days (this last cause also applies for temporary suspensions). Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of Ps.3,000 in January 2020, and an additional amount of Ps.1,000 in February 2020 (total Ps.4,000 as from February 2020).

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

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

By way of example, in 2008, the Fernández de Kirchner administration absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”, per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each Board of Directors’ meetings and provide related documentation.

Also, in April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

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

We cannot assure that measures implemented in connection with the Law of Solidarity and Productive Reactivation No. 27,541 will not adversely impact our operations, financial condition and results of operations.

On December 20, 2019, the Argentine Congress enacted Law of Solidarity and Productive Reactivation No. 27,541 , declaring public emergency in economic, financial, fiscal, administrative, social and energetic matters, among others, thus delegating in the Executive Branch the ability to ensure the sustainability of public indebtedness, regulate the energetic tariffs through an integral review of the current tariff regime and the intervention of supervisory entities, among others.

From a tax standpoint, the main measures are the following:

•	Tax amnesty for MiPyMEs (i.e., micro, small and medium businesses).
•	Increase in personal assets tax rate and delegation of power in the Executive Branch to increase tax rates on foreign financial assets.
•	Changes to the formula of inflation adjustment in income tax.
•	Creation of the tax for a solidary and inclusive Argentina (Impuesto para una Argentina Inclusiva y Solidaria or “PAIS,” per its Spanish acronym) for a 5-fiscal-period term on the purchase of foreign currency for saving purposes and on the payment of goods and services purchased abroad through credit cards. This tax rate oscillates between 8% and 30%, depending on the operation.
•	Suspension of the pension and retirement adjustment mechanism for a 180-day period.

There is uncertainty as to the impact that Law N° 27,541 and/or any of its regulatory orders issued or that may be issued might have on our business, financial condition and results of operations. We can offer no assurances as to the measures that may be implemented by the current Argentine administration in relation to the public emergency and the general conditions of Argentine economy will not adversely affect our financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

The Argentine government has high public expenditures, and has in the past resorted to the Central Bank and to the ANSES to source part of its funding requirements. For 2017, the government pursued a fiscal deficit target of 4.2% of GDP, while achieving a primary fiscal deficit of 3.9% of GDP, below such target. In 2018, the Argentine government updated the fiscal targets in order to achieve fiscal balance. The government’s goal for 2018 regarding the primary fiscal deficit was 2.7% of GDP. The fiscal result for 2018 showed a primary fiscal deficit of 2.4% of GDP, which represented a decrease of 1.4% with respect to 2017 and an over-compliance of 0.3% of GDP target with respect to the target tax rate of 1.1%. Although the objective of the former Macri administration was to achieve a primary fiscal deficit equivalent to 1.3% of GDP in 2019, in the context of the negotiations with the IMF, the fiscal deficit target was adjusted to 0% of GDP for 2019 and a surplus of 1% for 2020. The fiscal result for 2019 showed a primary fiscal deficit of 0.4%. However, the new Fernández administration has indicated that will seek to foster economic growth, which may require additional public spending. Additionally, the economic impact of the COVID-19 pandemic and the nationwide lockdown may also require the Argentine government to increase public spending.

If the new Fernández administration were to seek to finance its deficit by increasing the exposure of local financial institutions to the public sector, our liquidity and assets quality could be affected, and as a consequence, impact negatively on clients’ confidence.

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

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2019 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 66, improving from the previous survey in 2018. In the World Bank’s Doing Business 2020 report, Argentina ranked 126 out of 190 countries, down from 119 in 2019.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, former Macri administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The current Argentine administration’s ability and determination to implement these initiatives taken by the former administration is uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support.

In addition, certain senior executive officers and directors of companies operating in the Argentine energy, infrastructure, oil and gas and other sectors, are currently facing judicial investigations in Argentina relating to payments allegedly made to government officials.

These investigations may have an adverse impact on the ability of the companies involved and their affiliates to access financing, on their ability to participate in significant projects and ultimately on their financial condition and results of operations.

However, we do not consider potential losses that could arise from our exposure to the individuals and the companies involved in the investigations to be material.

We cannot predict for how long the corruption investigations will continue, or the effects on the different sectors in the Argentine economy.

Sustained declines in the international prices for oil could have an adverse material effect on the Argentine and the global economy.

Between March 5 and March 30, 2020, the price of Brent crude oil dropped by 50%, falling to the lowest price since the beginning of the century. On April 20, 2020, U.S. oil futures with expiration in May 2020 even reached negative values. Similarly, the price of U.S. West Texas Intermediate crude dropped below U.S.$20 a barrel, almost a two-decade low. Mainly, this sharp decline in price was explained by the failure to agree to cut production between the members of the Organization of the Petroleum Exporting Countries and Russia, and the drop in oil demand caused by the COVID-19 pandemic.

A decline in oil prices could harm the Argentine government’s revenues, availability of foreign currency and the government’s ability to service its sovereign debt, and affect Argentina’s growth prospects and, therefore, our business, financial condition and results of operations.

Moreover, the recent crude price crash could also affect the economic and financial sustainability of companies exploring and drilling oil and gas at the Vaca Muerta formation, the fourth biggest resource of non-conventional oil in the world.

We cannot anticipate for how long the current volatility in oil prices will continue, nor the consequences it might have for the Argentine and the global economies.

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

Although the financial system had seen a recovery in the amount of deposits since then, this trend ended after the PASO results of August 2019 which affected the U.S. dollar-denominated deposit base of the Argentine financial system, including the U.S. dollar-denominated deposit base of our main subsidiary, the Bank. This U.S. dollar-denominated deposit base drop has affected the Argentine financial system since its growth strongly depends on deposit levels, due to the small size of its capital markets and the absence of foreign investments during the previous years.

Although liquidity levels are currently reasonable, no assurances can be given that these levels will not be reduced in the future due to adverse economic conditions that could negatively affect the Bank’s business.

If, in the future, depositor confidence further weakens and the deposit base continues to contract, such loss of confidence and contraction of deposits will have a substantial negative impact on the ability of financial institutions, including the Bank, to operate as financial intermediaries. If the Bank is not able to act as a financial intermediary and otherwise conduct its business as usual, the results of its operations could be adversely affected or limited, affecting its ability to distribute dividends to us, which in turn could affect our results of operations and financial condition.

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

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover.

As a result of Argentina’s current macroeconomic environment, including the economic recession since 2018, high interest rates, high inflation and depreciation of the Peso, the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly, materially affecting the asset quality of financial institutions, including the Bank and CCF. Additionally, due to the ongoing COVID-19 pandemic and the government measures taken to contain the spread of the virus, since mid-March 2020 economy activity has been disrupted. The new Fernández administration has recently taken fiscal, monetary and social measures to address the effects of the current macroeconomic environment;however, these measures may not be sufficient to offset the significant impacts of Argentina’s economic recession and the COVID-19 pandemic. Consequently, the quality of the Bank’s and CCF’s assets may further deteriorate, if customers are not able to repay their loans, thereby also increasing loan loss provisions. In such event our results of operations and financial condition would be adversely affected.

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

In order to protect debtors affected by the economic crisis in 2001-2002, the Argentine government adopted measures in the beginning of 2002 that suspended proceedings to enforce creditors’ rights upon debtor default, including mortgage foreclosures and bankruptcy petitions. Recently, in order to mitigate the economic impact resulting from the ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus, the new Fernández administration has, among other things, suspended mortgage foreclosures until September 30, 2020. For more information on regulations in connection with the COVID-19 pandemic, see “Item 4.B.—Business Overview—Argentine Banking Regulations – Government Measures in Response to the Ongoing COVID-19 Pandemic.”

Any such measures, and any other measures which may limit the ability of creditors, including us, to bring legal actions to recover unpaid loans or restricting creditors’ rights generally could have a material adverse effect on the financial system and on our business.

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

Our industry is the subject of a tight regulatory framework, including measures that have affected the profitability of financial institutions and limit the possibility of covering their positions against currency fluctuations. See “Item 4.B Business overview—Argentine Banking Regulation.”

The absence of a stable regulatory framework and the imposition of measures that may affects the profitability of financial institutions and limit the possibility of covering their positions against currency fluctuations results in important limitations with respect to the decisions of financial institutions, as is the case of us, in relation to the allocation of the asset. In turn, this situation could cause uncertainty and may adversely affect future financial activities and our result of operations. On the other hand, current or future laws and regulations may require substantial expenses or otherwise have an adverse effect on our consolidated operations.

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

Argentine financial institutions usually hold public sector debt issued by the national, provincial and municipal governments and securities – generally short term – issued by the Central Bank as part of their portfolios. As of December 31, 2019, the financial institutions’ exposure to the public sector represented 8.4% of total assets and their holdings of short term securities issued by the Central Bank represented 5.6% of total assets. As of December 31, 2019, our exposure to the public sector amounted to Ps.4.0 billion, representing 2.7% of our total assets as of that date and our exposure to short term securities issued by the Central Bank amounted to Ps.7.2 billion or 4.9% of our total assets as of such date.

By virtue of Executive Decrees 596/2019 and 609/2019, the Executive Branch resolved to restructure the maturity schedule of short-term public sector debt securities(“Letes”, “Lecaps”, “Lelink” and “Lecer”), extending the maturity date to February 2020. Afterwards, through Decree No. 49/2019, the Argentine government further extended the maturity date of certain “Letes” to August 31, 2020. In addition, on February, 2020, the Secretary of the Treasury and the Secretary of Finance issued Joint Resolution 6/2020, by which certain “Lecaps” and “Letes” which had already been reprofiled pursuant to Executive Decrees No. 596/2019 and 609/2019 were subsequently exchanged by peso-denominated treasury bills (“Lebads”) maturing on September 18, 2020. On April 5, 2020 the Argentine government also issued Decree No. 346/2020, by which the repayment of Argentine law-governed U.S. dollar-denominated notes was postponed. Our holdings of “Letes” and “Lecaps” were affected as a result of the aforementioned restructuring measures of Argentine law-governed sector public debt adopted by the Argentine goverment.

In addition to the public sector debt restructuring process described in the aforementioned paragraph, the Argentine government has also launched an exchange offer with the aim of refinancing its foreign law-denominated external indebtedness. For more information on this offer, see “Item 5.A—Operating Results—The Argentine Economy and Financial System—Argentina’s Sovereign Debt Restructuring”.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine and the provincial government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending. Should the public sector fail to fulfill its commitments in due time and proper form, this could have a negative adverse effect on our business, financial situation and results of operations. Moreover, failure by the Argentine government to successfully carry out the restructuring of its foreign financial indebtedness may further affect the public sector’s creditworthiness and negatively affect the Bank’s exposure to public sector debt and therefore its asset quality.

Risks Relating to Our Business

Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our consolidated loan portfolio is more susceptible to economic downturns and recessions.

Our consolidated loan portfolio is exposed to the segments of SMEs and middle and lower-middle-income individuals, which are more vulnerable to economic recessions than large corporations and higher income individuals. The quality of our portfolio of loans to SMEs and to individuals is therefore dependent to a large extent on domestic and international economic conditions. Consequently, we may experience higher levels of past due amounts, which could result in higher provisions for loan losses. See “Item 4.D Property, plants and equipment.”

The loan portfolio of the retail segment, which includes individuals and companies with annual sales of up to Ps.100 million, depending on commercial activity, represented approximately 43% of the consolidated loan portfolio (net of provisions) as of December 31, 2019. If the economy in Argentina experiences a significant downturn, this could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

We may continue to seek potential acquisitions, but we may not be able to complete such acquisitions or successfully integrate businesses that we acquire.

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

In particular, our results of operations depend to a great extent on our net financial income. Net financial income represented 87.5% of our net operating revenue in 2019 and 85.2% in 2018. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net financial income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits, without corresponding increases in lending volumes, could adversely affect the Bank’s and CCF’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns. The interest rate spreads of the Bank and CCF follow the same trend. If inflation reduces, competition continues or increases and interest rate spreads decrease, without corresponding increases in the volume of loans such decrease could adversely affect our consolidated results of operations and financial condition.

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

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. In December 2014, pursuant to Resolution No. 648/14, ANSES renewed its agreement with the paying agents for a six-year period. In December 2019, the Bank made payments on behalf of ANSES to approximately 988,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (26% as of December 31, 2019) from the sale of financial services to senior citizens in our service branches. The Bank’s agreement with ANSES provides that it will continue in effect as long as the parties continue performing their obligations for a six-year term. ANSES has the right to terminate the agreement with 90 days prior notice.

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

Deposits are one of our primary sources of funding, representing 71.3% of our total liabilities as of December 31, 2019. A significant portion of our assets has longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their sight deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. In the event of a sudden or unexpected shortage of funds in the banking system, money markets in which we operate may not be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, we may be unable to fund our liquidity needs at competitive costs and our results of operations and financial condition may be materially adversely affected.

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

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 28, 2020, 61,738,188 Class A shares and 98,684,713 Class B shares. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

Early termination of CCF’s business agreement with Walmart could have an adverse effect on our revenue.

In April 2000, CCF (formerly GE Compañía Financiera) and Walmart entered into a commercial agreement pursuant to which CCF became the sole provider of financial services for Walmart’s customers in Argentina. The agreement was renewed in 2005, in 2010 and in December 2014. Such agreement is key to CCF’s overall performance. This agreement expires in August 2020 and, while a renewal is currently being negotiated, it may not be renewed on the same terms or at all. In addition, the agreement is subject under certain conditions to voluntary termination by Walmart Argentina. The decision by Walmart Argentina not to renew or to terminate the agreement could negatively affect our expected benefit from this alliance and could result in a material adverse effect on CCF’s financial condition and results of operations.

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

Furthermore, on March 19, 2020, in the midst of the coronavirus’ outbreak crisis, the Central Bank issued Communication “A” 6939, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2020. We cannot assure this measure will not be extended after this period nor the extent to which the measure may affect the Bank’s ability to pay dividends to us.

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.

Exchange controls currently in place could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. In particular, with respect to the dividends and distributions on any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to prior Central Bank approval, which may not be granted. Access to the free exchange market (“MLC,” as per its Spanish acronym) to pay dividends to non-resident shareholders is granted subject to the following conditions:

•	Maximum amounts: the total amount of transfers made through the MLC for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the MLC as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos determined by the shareholders’ meeting to be distributed as dividends.
•	Minimum Period: access to the MLC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.
•	Documentation requirements: dividends must be the result of closed and audited balance sheets. When requesting access to the MLC for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, in lack thereof, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the external assets and liabilities reporting regime set forth by Communication “A” 6401 of the Central Bank (the “External Assets and Liabilities Reporting Regime”) shall have been complied with.

If the exchange rate fluctuates significantly during a time when the depositary cannot convert or reinvest the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Pesos in Argentina may also be subject to restriction. Moreover, available mechanisms to receive dividends in U.S. dollars may involve a significantly higher implicit exchange rate. See “Item 10.D Exchange Controls—Other Regulations—Sale of Foreign Currency to Non-residents.”

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

In addition to the trading of our ADSs in the United States and countries other than Argentina, our Class B shares are traded in Argentina. Trading in the ADSs or our Class B shares on these markets will take place in different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and Pesos on BYMA), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our Class B shares on the ByMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2019, the ten largest companies in terms of market capitalization represented approximately 66% of the aggregate market capitalization of ByMA. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, exchange controls imposed by the Central Bank could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Exchange Controls.”

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

Item 4	Information of the Company
Item 4.A	History and development of the Company

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

1880
1900
1940
1960
1980
2000
2005
2007
2008
2010
2012
2013
2014
2016
2017
2018
2019
1887 Supervielle y Cia. Banqueros
1915 Exprinter Turismo
1935 Creation of Exprinter and Sudamericana de Cambios y Turismo
1940 Creation of Banco Supervielle de Buenos Aires S.A.
1964 Société Générale acquires a participation in Banco Supervielle de Buenos Aires S.A.
1979 Creation of Grupo Supervielle under the name Inversiones y Participaci-ones S.A.
1969 Creation of Exprinter Financial Company
2000 Changes name to Banco Société Générale ("BSG")
1990 Creation of Exprinter Banco
1996 Exprinter Banco Acquires 100% of Banco San Luis
1997 Creation of Société Générale Asset Management Sociedad Gerente de FCI S.A.
1999 Merger of Exprinter and Banco San Luis under BANEX brand
2001 Acquisition of several branches of Banco Balcarce
2007 Banex merger with and into Banco Supervielle
2005 Acquisition of BSG, Supervielle Asset Manage-ment and Sofital and adoption of name Banco Supervielle
2007 Creation of Cordial Micro-finanzas
2007 Acquisition of Tarjeta Automatica S.A.
2008 Acquisition of Banco Regional de Cuyo ("BRC")
2010 Acquisition of Cordial Compañía Financiera
2010 Merger of BRC with and into Banco Supervielle
2012 Creationn of Espacio Cordial de Servicios
2013 Acquisition of Supervielle Seguros
2014 Sale of Adval
2016 Grupo Supervielle IPO
2017 Sale of Cordial Microfinanzas
2017 Sale of Viñas del Monte
2017 Grupo Supervielle Follow-on equity
2018 Acquisition of Micro Lending S.A.
2018 Acquisition of InvertirOnline S.A.
2019 Creation of Bolsillo Digital
2019 Acquisition of deautos.com
2019 Creation of Supervielle Productores Asesores de Seguros
2019 Acquisition of Futuros del Sur

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

In 1964, Société Générale (Paris) acquired a majority of the capital stock of Banco Supervielle de Buenos Aires S.A. from the Baron and Supervielle families, transforming it into a universal bank with 60 branches and a significant presence in the corporate market. Following the acquisition of control by Société Générale, the Supervielle family had no role in the management of Banco Supervielle. In 1997, Banco Supervielle de Buenos Aires S.A. created Société Générale Asset Management Sociedad Gerente de FCI S.A. In March 2000, the name Banco Supervielle de Buenos Aires S.A. was changed to Banco Société Générale S.A.

Banco Banex S.A.

In 1969, Jules Henri Supervielle, the father of Julio Patricio Supervielle, our controlling shareholder, and cousin of the Supervielle family members who had owned and managed Banco Supervielle de Buenos Aires S.A. until 1964, founded Exprinter de Finanzas S.A., which became Exprinter Banco S.A. in 1991. Exprinter Banco S.A. acquired 100% of the capital stock of Banco San Luis S.A. in 1996 pursuant to a public bidding process organized by its owner, the Province of San Luis. On July 25, 1996, the Province of San Luis entered into a financial agency agreement with Banco San Luis S.A. (the “Contrato de Vinculación”), pursuant to which the Province designated Banco San Luis as its financial agent. The acquisition of Banco San Luis S.A. by Exprinter Banco S.A. was part of a strategic plan aimed at growing in the interior of the country and penetrating the middle and lower-middle-income individual consumer and the SMEs segments. In 1998, Exprinter Banco S.A. and Banco San Luis S.A. merged to create Banco San Luis S.A. Banco Comercial Minorista, and was later renamed Banco Banex S.A. In December 2006, the government of the Province of San Luis extended the term of this financial agency agreement until 2021. On January 17, 2017, the Province of San Luis notified us of its decision to exercise its right to terminate the agreement, as of February 28, 2017. Since February 2017, the Bank has continued to provide financial services to the government of the Province of San Luis and its employees despite the termination of the financial agency agreement. In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. On December 6, 2019, the provincial government issued the Decree No. 8,589 that resolved to close the auction process without awarding the financial agency agreement to any financial institution. Supervielle is continuing to render services as financial agent until the Province of San Luis names a new financial agent.

Creation of Holding Company

Grupo Supervielle was incorporated in the City of Buenos Aires on in 1979, under the name Inversiones y Participaciones S.A., changing the name to Grupo Supervielle S.A. in November 2008.

Acquisition of Banco Société Générale S.A. by Banco Banex S.A.

In March 2005, the Central Bank approved the purchase by Banco Banex S.A. of a majority stake in Banco Société Générale S.A., Supervielle Asset Management Sociedad Gerente de FCI S.A. and Sofital S.A.F.e I.I. Upon consummation of this acquisition, Banco Société Générale S.A.’s corporate name was changed to Banco Supervielle S.A. At the time of the purchase, the total assets of Banco Banex S.A. were 61.3% of the total assets of Banco Societé Générale S.A.

Merger of Banco Banex S.A. and Banco Supervielle S.A.

In July  2007, with the prior approval of the Central Bank, Banco Banex S.A. merged into the Bank.

Acquisition of Banco Regional de Cuyo S.A.

In September 2008, the Bank finalized the acquisition of 99.94% of the capital stock of Banco Regional de Cuyo S.A. The Banco Regional de Cuyo S.A. merged with and into the Bank in November 2010.

Acquisition of Tarjeta Automática S.A.

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

Acquisition of Cordial Compañía Financiera S.A. (formerly known as “GE Compañía Financiera S.A.”)

In July 2010, Grupo Supervielle and the Bank agreed to acquired 100% of Cordial Compañía Financiera S.A. (“Cordial Compañía Financiera”), a financial services company that specialized in credit cards, personal loans and the distribution of certain third-party insurance products. In August 2011, the purchase was completed through a stock transfer in which 5% and 95% of the total shares were transferred to Grupo Supervielle and the Bank, respectively.

Through a strategic alliance with Walmart Argentina, Cordial Compañía Financiera has exclusive rights to promote and sell financial and credit products in Walmart Argentina stores nationwide through August 2020 (with a renewal currently being negotiated).

We acquired Cordial Compañía Financiera to further our strategy of increasing our market share in the Argentine banking and financial services industry through the strategic purchase of financial services companies and financial institutions.

In August  2011, the shareholders of Cordial Compañía Financiera approved the name change from GE Cordial Compañía Financiera S.A. to Cordial Compañía Financiera S.A.

Creation of Espacio Cordial Servicios S.A.

In October 2012, the Board of Directors created a new entity called ECM S.A., which was later renamed Espacio Cordial Servicios S.A. Espacio Cordial was created to sell insurance plans and coverage, health insurance and health services, tourism packages, electric appliances and furniture and alarm systems. Espacio Cordial deals with insurance services that can be delegated or assigned to third party insurance companies, such as Supervielle Seguros.

Acquisition of Supervielle Seguros S.A. (formerly known as Aseguradores de Créditos del Mercosur S.A.)

In February 2013, we and Sofital accepted an offer for the acquisition of 100% of the shares of Aseguradores de Créditos del Mercosur S.A., which in October 2013 was renamed Supervielle Seguros S.A. In June 2013, 95% of the shares of Aseguradores de Créditos del Mercosur S.A. were transferred to us and the remaining 5% of the shares were transferred to Sofital.

Sale of Adval S.A.

In May 2014, Grupo Supervielle S.A. and Sofital entered into an agreement for the sale of 100% of the shares of Adval S.A. to CAT Technologies S.A. The purchase price was paid in installments between July 2014 and July 2019.

Successful IPO in May 2016

Since May 19, 2016, the ordinary Class B shares of Grupo Supervielle S.A. are listed on ByMA, and its American Depositary Shares (“ADSs”), representing five ordinary Class B shares, are listed in the NYSE under the ticker “SUPV”. At the time, Grupo Supervielle made an initial public offer of its Class B shares in Argentina and of its ADSs in the international markets for an aggregate amount of U.S.$323 million. Through the offering, Grupo Supervielle placed 146,625,087 ordinary Class B shares, of which 137,095,955 were placed internationally in the form of ADSs In the offering, 114,807,087 were newly issued ordinary Class B shares while 31,818,000 were sold pursuant to a secondary offering.

Sale of Cordial Microfinanzas S.A.

On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas S.A. to purchase Grupo Supervielle’s and the Bank’s shares of Cordial Microfinanzas S.A. Ciudad Microempresas S.A. is a company owned by Corporación Buenos Aires Sur and Banco de la Ciudad de Buenos Aires. Grupo Supervielle and the Bank transferred on March 31, 2017 all their shares of Cordial Microfinanzas S.A. to Ciudad Microempresas

The decision to sell Cordial Microfinanzas S.A. was based on our need to focus our resources in designated strategic segments. As of December 31, 2016, Cordial Microfinanzas S.A. operated through five branches, had a total loan portfolio of Ps.192 million, and held assets representing 0.4% of the total assets of Grupo Supervielle. Its contribution to the net income of Grupo Supervielle in 2016 was 0.8%. Cordial Microfinanzas S.A. was created in 2007 by Grupo Supervielle to service the microfinance market in Argentina and with the objective of providing technical and financial assistance to micro-entrepreneurs to meet the needs related to their productive, commercial and service activities, thereby contributing to the development of their entrepreneurial capacity.

Capitalization of an in-kind contribution and resulting capital stock increase

At the ordinary and extraordinary shareholders’ meeting of Grupo Supervielle held on April 27, 2017, the shareholders of Grupo Supervielle approved the capitalization of an in-kind contribution of 7,672,412 shares of common stock of Sofital S.A.F. e I.I. made by Mr. Julio Patricio Supervielle and an increase of the capital stock of Grupo Supervielle through the issuance of up to 8,032,032 new Class B shares. In connection with the capital increase, a total of 7,494,710 new Class B shares were subscribed as follows: on July 18, 2017, 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.7% of the total capital increase, and 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.3% of the total capital increase.

Sale of shares of Viñas del Monte S.A.

On May 26, 2017, Grupo Supervielle, Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle completed the transfer of their shareholdings in Viñas del Monte S.A., which were sold for an aggregate amount of U.S.$1,500,000 to Ramón Francisco Federico and Guillermo Héctor Federico.

Successful completion of capital increase

In September 2017, Grupo Supervielle made an increase of capital stock through an offer of Class B shares. Simultaneously with the offer, Grupo Supervielle made an offer of preemptive and accretive rights of Class B shares to existing shareholders. As a result of the offer, Grupo Supervielle issued a total of 85,449,997 new Class B shares for a total of U.S.$344.0 million.

Creation of Adquisición y Desarrollo S.A.

On December 18, 2017, our Board of Directors approved the creation of Adquisición y Desarrollo S.A. to sell credit and non-credit product and services through new indirect channels. As of the date of this annual report, Adquisición y Desarrollo S.A. registration process with the IGJ is dormant.

Creation of Fideicomiso Financiero Fintech Supervielle I

On February 16, 2018, the Board of Directors approved the creation of Fideicomiso Financiero Fintech Supervielle I to invest in financial technology (fintech) and insurance technology (insurtech) start up projects for an amount up to U.S.$3 million.

Acquisition of Micro Lending S.A.U.

On April 6, 2018, Grupo Supervielle approved an offer to acquire 100% of the share capital of Micro Lending S.A.U. (“MILA”). MILA specializes in car financing, particularly for used cars. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA for a total price of U.S.$20 million, subject to final adjustments.

Acquisition of the capital stock of InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U.

On May 24, 2018, we acquired the capital stock of the online trading platform InvertirOnline (“InvertirOnline”), through the purchase of both InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U.

Conversion of Class A shares

On April 24, 2019, and as per the request of Mr. Julio Patricio Supervielle, the Board of Directors of Grupo Supervielle authorized the conversion of 65,000,000 Class A shares, with a par value of Ps.1.00each and entitled to five votes per share, held by Mr. Supervielle, into Class B shares, with a par value of Ps.1.00 each and entitled to one vote per share, in the the terms of article 6 (b) our bylaws. On May 9, 2019, the aforementioned conversion was approved by the CNV.

Creation of Bolsillo Digital S.A.U.

On June 12, 2019, Bolsillo Digital S.A.U. was created with the exclusive purpose of providing design, programming and developing services for software, mobile phone applications, web pages and/or any other digital medium, commercializing products and services related to the management and processing of payments made by and in favor of third parties and developing and operating platforms and tools of payment methods of any type and in any of its forms. We are the sole shareholder of Bolsillo Digital S.A.U.

Acquisition of deautos.com by Espacio Cordial de Servicios S.A.

On June 18, 2019, Espacio Cordial de Servicios S.A. acquired deautos.com, a platform of new and pre-owned cars and one of the leading sites in its category with more than 10 years in the market.

Through this acquisition, the Consumer Division of Grupo Supervielle seeks to continue enhancing the customer experience through digital transformation, widening the offering of consumer products and increasing cross selling to drive higher efficiency and profitability.

The acquisition of deautos.com platform will allow us to create an innovative and disruptive business model in the online car market powered by Mila’s relationship with agencies and dealers, provide a new car digital platform experience for users, integrating and simplifying the financial offer, insurance and services of the Company.

Creation of Supervielle Productores Asesores de Seguros S.A. (formerly known as Supervielle Broker de Seguros S.A.)

On December 21, 2018, Supervielle Broker de Seguros S.A. was created, which has the exclusive purpose of carrying out the insurance intermediation activity, promoting the contracts of life insurance, wealth and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle owns all of its share capital directly and indirectly. Supervielle Productores Asesores de Seguros S.A began operating in the second half of 2019.

Acquisition of Futuros del Sur S.A. (in the process of being renamed Supervielle Agente de Negociacion S.A.U.)

On December 18, 2019, Supervielle acquired 100% of the share ownership of brokerage firm Futuros del Sur S.A., seeking to broaden the investment and financial services it provides to institutional and corporate customers and also drive efficient and profitable cross selling. Futuros del Sur S.A. is in the process of being renamed Supervielle Agente de Negociación S.A.U.

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

Overview

We own the eighth largest Argentine private bank in terms of loans. We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis. The Bank, which consolidated with CCF, is our main asset, comprising 96.4% of our total assets, and has a history of strong growth. As of December 31, 2019, we served 1.8 million active customers, and our assets totaled Ps.146.5 billion (approximately U.$.S.2.4 billion), in addition to Ps.16.8 billion (approximately U.$.S. 281 million) of assets managed by SAM and Ps.12.5 billion (U.$.S.209 million) of assets managed by InvertirOnline. As of December 31, 2019, the Bank and CCF accounted for 91.1% and 5.3% of our total assets, respectively.

As of December 31, 2019 and 2018, according to calculations performed based on Central Bank and other third-party information, our share for the following products or segments was as follows:

•	Personal loans (advanced by the Argentine private financial system): our market share as of December 31, 2019 was 7.0%, compared to a 7.3% market share as of December 31, 2018;
•	Leasing (made by the Argentine private banks): a 19.9% market share as of December 31, 2019, compared to a market share of 17.6% as of December 31, 2018;
•	Our factoring market share of the Argentine private financial system as of December 31, 2019 was 9.5%, compared to a 7.4% market share as of December 31, 2018; and
•	MasterCard credit cards with a 9.3% market share as of December 31, 2019, compared to a 8.6% market share as of December 31, 2018;

Based on the latest information published by ANSES, we made 13.7% of all social security payments to senior citizens in Argentina in June 2019, compared to 14.0% in December 2018.

We have a leading position in both the Provinces of Mendoza and San Luis, in which we have 198,000 and 192,000 active customers, respectively. According to calculations based on Central Bank information, as of December 31, 2019 in these Provinces we had a market share of loans among private banks of 21.2% and 49.6%, respectively, and a market share of deposits among private banks of 7.1% and 62.8% respectively.

We offer diverse financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. We have developed a multi-brand business model to differentiate the financial products and services we offer to a wide spectrum of individuals, small businesses, SMEs, middle-market companies and large corporates in Argentina. Our infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 316 access points which include 185 bank branches, 13 banking payment and collection centers, 79 CCF sales points located in Walmart supermarkets, Tarjeta’s 34 consumer finance sales points, 5 Mila customer support offices, a network of 393 car dealers, 536 ATMs, 217 self-service terminals and 202 cash dispensers with biometric identification.

We complement our existing physical network by offering solutions through our different digital channels such as our Online Banking platforms for Business and for Individuals, the Supervielle Mobile and the specific apps and solutions developed for different business segments such as the app for retirees, the Walmart app, and chatbots. We also offer products and services through InvertirOnline.com, our online broker with more than 51,800 active customers located countrywide.

As of December 31, 2019, the Bank’s loan portfolio to branches ratio, which we calculate by dividing the total amount of loans outstanding at the end of the period by the number of branches at the end of such period, was Ps.443.4 million, compared to Ps.393.0 million as of December 31, 2018. Based on the Peso amounts of the loan portfolios reported by the following Argentine private banks in their respective financial statements as of December 31, 2019, the loan portfolio to branches ratio of (i) Banco Macro S.A. was Ps.476.1 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.934.5 million and (iii) BBVA Banco Francés S.A. was Ps.740.5 million. The loan portfolio to branches ratio as of December 31, 2018 of (i) Banco Macro S.A. was Ps.379.2 million, (ii) Banco de Galicia y Buenos Aires S.A. was Ps.739.4 million and (iii) BBVA Banco Francés S.A. was Ps.711.1 million.

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact.

As of December 31, 2019 and 2018 on a consolidated basis, we had:

•	approximately 1.8 million active retail customers (including 1.4 million active retail customers of the Bank and approximately 0.4 million active consumer finance customers of our other subsidiaries), 22,012 small businesses and 4,981 SMEs, middle-market companies and large corporates as of December 31, 2019, compared to approximately 1.8 million active retail customers (including 1.4 million active retail customers of the Bank and approximately 0.4 million active consumer finance customers of our other subsidiaries), 21,905 small businesses and 4,934 SMEs, middle-market companies and large corporates as of December 31, 2018;
•	Ps.148.7 billion in total assets as of December 31, 2019, compared to Ps.218.0 billion in total assets as of December 31, 2018;
•	Ps.92.2 billion in loans as of December 31, 2019, compared to Ps.123.4 billion in loans as of December 31, 2018;
•	Ps.89.0 billion in deposits, including Ps.5.5 billion from the non-financial public sector, Ps.29.1 million from the financial sector and Ps.83.5 billion from the non-financial private sector as of December 31, 2019 compared to Ps.146.0 billion in deposits, including Ps.17.1 billion from the non-financial public sector, Ps.38.8 million from the financial sector and Ps.128.9 billion from the non-financial private sector as of December 31, 2018;
•	Ps.23.4 billion in attributable shareholders’ equity as of December 31, 2019 compared to Ps.26.1 billion in attributable shareholders’ equity as of December 31, 2018; and
•	5,019 employees as of December 31, 2019, compared to 5,253 employees as of December 31, 2018.

In our cross-selling segments we had as of December 31, 2019:

•	Ps.16,809 million (approximately U.S.$281 million) in assets under management through Supervielle Asset Management Sociedad Gerente de FCI S.A.;
•	Ps.12,520 million (approximately U.S.$209 million ) in assets under management through InvertirOnline;

•	Ps.1,781.2 million in gross written premiums (approximately U.S.$30.2 million) calculated as of December 31, 2019, through Supervielle Seguros S.A. for the year ended December 31, 2019; and
•	Ps.630.4 million in net revenue (approximately U.S.$10.5 million), through Espacio Cordial Servicios S.A., our retail non-financial products and services, for the year ended December 31, 2019.

We have developed a segmentation strategy of our customer base to target the specific needs of each category of customers.

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail segments as of December 31, 2019.

(1)	As of December 31, 2019, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.100 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.100 million and below Ps.700 million, the term “middle-market companies” refers to companies with annual sales over Ps.700 million and below Ps.2.5 billion and the term “large corporates” refers to companies with annual sales over Ps.2.5 billion.

The following charts set forth the breakdown of our deposits by type of account and customer category as of December 31, 2019.

Between 2017 and 2019, according to financial information made publicly available by the Central Bank and expressed following the Argentine Banking GAAP -nominal historic Peso amounts (i.e.,not adjusted for inflation)- and not including expected loss provisioning, our loan portfolio grew at a CAGR of 33.6%, as compared to 31.7% for the Argentine private financial system (excluding public banks). Our ROAE was 19.1%, 16.5% and 22.6% for the years ended December 31, 2017, 2018 and 2019, compared to an average ROAE of 25.0%, 33.5% and 53.4% for the Argentine private financial system over the same periods. We achieved net interest margins of 20.1%, 19.4% and 21.6% for the fiscal years ended December 31, 2017, 2018 and 2019, which compares favorably to averages for Argentine private financial system of 13.4%, 15.3% and 21.2% for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we accounted for 5.0% of all loans and leasing held by Argentine private financial sector (excluding public banks) and 3.2% of all deposits maintained with the Argentine private financial sector.

The Bank has made significant investments in its ATMs, self-service terminals, and cash dispensers with biometric identification network, multiplying by three the network from 2010 to 2019. We were the first bank in Argentina to use biometrics technology as part of our distribution channels. We also have technology scoring systems that allow for an efficient credit-related decision-making process.

Changes in Management

In late 2018, we started to implement changes intended to continue integrating the management of our operations, looking for more agility and flexibility. In February 2019, the CEO of Grupo Supervielle was also appointed CEO of Banco Supervielle, and subsequently, in April 2019, Mr. Alejandro Stengel (already member of our Board of Directors) was appointed as CCO in Banco Supervielle, reporting to the CEO. In addition, certain business areas of Banco Supervielle were redefined, such as the Personal and Business Banking area, Corporate Banking and Products and Communication area, reporting to the COO. Since May 2019, the new area of Personal and Business Banking started to implement a strategic view, focused on individual customers and SMEs, which demand and value close and digital service models. This focus was a transition to January 1, 2020, when the new Personal and Business Banking Division received our SMEs portfolio from the Corporate Banking Division.

The following areas also report to the COO: Technology, Operations and Central Services, Customer Experience and Business Intelligence, and Processes.

The COO also leads the Bank’s digital transformation, ensuring its adequate implementation organization-wide. Digital transformation involves the use of new working methodologies, new technologies and a strong cultural change within the organization. Agile methodologies are implemented in response to current needs, where the willingness to change and the prompt delivery of value are a competitive advantage. Under this methodology, independent and highly efficient work teams are formed with short turnaround times.

Business Segments

We conduct our operations through the following business segments:

•	Retail Banking;
•	Corporate Banking;
•	Treasury;
•	Consumer Finance;
•	Insurance; and
•	Asset Management and Other Services.

Until December 31, 2019, we offered services to SMEs through our Corporate Banking segment. On January 1, 2020, our Retail Banking segment was named Personal and Business Banking and our SMEs portfolio was transferred to the Personal and Business Banking segment.

Retail Banking: The Bank offers wide range of financial products and services designed to meet the needs of individuals and entrepreneurs and small businesses: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plan (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and senior citizens benefit payments. As part of the organizational changes, since January 1, 2020, SMEs portfolio has been included under the Personal and Business Banking segment.

Corporate Banking: The Bank, through its Corporate Banking segment, works with middle-market companies and large corporates. The customer service model is formed in turn by three commercial managements: AMBA Corporate Banking Management, Interior Corporate Banking Management and Mutual Guarantee Societies Division. The Bank believes that its proximity to its corporate banking customers gives it a competitive advantage. Until December 31, 2019, SMEs portfolio was included under the Corporate Banking segment.

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

Consumer Finance: Through CCF and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, which is reported in the Consumer Finance segment since 2018, Supervielle offers non-financial products and services. Since the MILA acquisition, the new portfolio of used car loans and its respective results are also recorded under Consumer Finance segment.

Insurance: Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and integral insurance policies for entreprenuers and SMEs. In 2018 the company incorporated the marketing of special multiple peril policies focused on the entrepreneurs and SMEs segment. Supervielle Seguros is continuously offering new products to the different customer segments of Grupo Supervielle companies: high net worth individuals (Identité), senior citizens, entrepreneurs and SMEs, customers of the Consumer Financing and Corporate Banking segments.

Asset Management and Other Services: Grupo Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since its acquisition in May 2018, Supervielle also offers products and services through InvertirOnline S.A.U. Also since the MILA acquisition, the MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management and Others segment, while the new portfolio of used car loans and its respective results are recorded under Consumer Finance segment.

For more information on our operating segments, see Note 3 to our consolidated financial statements included in this annual report.

Products and Services

We offer our products and services in Argentina’s main regions and cities through our main operating subsidiaries, which include:

•	Banco Supervielle S.A,. a universal commercial banking institution;
•	Cordial Compañía Financiera S.A., a consumer financing company;
•	Tarjeta Automática S.A., consumer financing company and distribution network;
•	Supervielle Seguros S.A., an insurance company;
•	Supervielle Asset Management Sociedad Gerente de FCI S.A., an asset management company;
•	Espacio Cordial de Servicios S.A., a retail company selling non-financial products and services;
•	InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U., an online broker;
•	Micro Lending S.A.U., a company specialized in car financing;
•	Supervielle Productores Asesores de Seguros S.A., an insurance brokerage Company; and
•	Futuros del Sur S.A. (in the process of being renamed Supervielle Agente de Negociación S.A.U.).

Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

SOFITAL S.A.F. e I.I.
2.9%
SUPERVIELLE
97.1%
95%
Cordial
5.0%
2.5%
10%
Tarjeta Automática S.A.
87.5%
5.0%
SUPERVIELLE
95.0%
5.0%
SUPERVIELLE
95.0%
5.0%
SUPERVIELLE
95.0%
5.0%
95.0%
Cordial
GRUPO SUPERVIELLE
BOLSILLO DIGITAL SAU
100.0%
invertirOnline.com
100.0%
mila
100.0%
65%
35%
Float
Julio Patricio Supervielle
Votes: 57.9%

Grupo Supervielle ownership	Microlending S.A.U	Invertir Online.com S.A. and InvertirOnline.com Argentina S.A.	Bolsillo Digital S.A.U.	Banco Supervielle S.A.	SOFITAL S.A.F. e I.I.	Supervielle Asset Management S.A.	Espacio Cordial de Servicios S.A.	Supervielle Seguros S.A.	Supervielle Productores Asesores de Seguros S.A.	Tarjeta Automática S.A.	Cordial Compañía Financiera
Direct Participation	100%	100%	100%	97.1%	96.8%%	95.0%	95.0%	95.0%	95.0%	87.5%	5.0%
Direct + Indirect Participation	100%	100%	100%	99.87%	100%	100%	100%	100%	95.00%	99.99%	99.90%

The following information is related to our subsidiaries as of the date of this annual report:

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Banco Supervielle S.A.	Argentina	Supervielle
Cordial Compañía Financiera S.A.	Argentina	Walmart Servicios Financieros Servicios Financieros Hipertehuelche Pesos Ya
Tarjeta Automática S.A.	Argentina	Carta Automática Pesos Ya
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Sofital S.A.F. e I.I.	Argentina	N/A
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	InvertirOnline
InvertirOnline.com Argentina S.A.U.	Argentina	InvertirOnline
Supervielle Productores Asesores de Seguros S.A.	Argentina	N/A
Futuros del Sur S.A. (in the process of being renamed Supervielle Agente de Negociación S.A.U.)	Argentina	N/A
Bolsillo Digital S.A.U.	Argentina	N/A

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

We are leaders in the Argentine market in the following areas:

•

Individual Customers. We maintain leading positions in attractive retail banking and consumer financing segments, offering a variety of products, from personal loans and credit cards to social security payment services to senior citizens. As of December 31, 2019, we had approximately 1.8 million retail customers, accounting for Ps.59.6 billion (approximately U.S.$995 million) in deposits. As of December 31, 2019, loans to retail customers of the Bank and of CCF represented 7.0% of the Argentine financial private system market for personal loans, which ranked fifth out of 65 private financial institutions in Argentina. Based on information published by ANSES, as of June 30, 2019, the Bank made 13.7% of all monthly social security payments to senior citizens (who collect their payments on a monthly basis). Additionally, we have a leading position as issuer of Mastercard credit cards and the exclusive on-site provider of financial services to Walmart Argentina customers, with a contract extended through August 2020 (and a renewal currently being negotiated).

•	Corporate Customers. We are also a leading provider of specially tailored financial services and products to the corporate sector, with a particular focus on SMEs and middle-market companies. As of December 31, 2019, we had a 19.9% market share in leasing, ranking second out of 50 private banks in Argentina, according to our estimates based on Central Bank information. As of December 31, 2019, we had a 9.5% market share in factoring in terms of Argentine private banks.
•	Capital Markets. We have a leading position in Argentine capital markets, which we have developed as part of our funding strategy. Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets, and intend to take advantage of our capital markets capabilities and expertise to serve corporate customers in connection with capital markets transactions. In 2019, however, the macroeconomic conditions were volatile and affected by high inflation, high interest rates, uncertainty and an increased country risk index, which made it difficult for companies to issue debt instruments. However, we continued participating in the debt market in the issuance of certain third party corporate bonds and financial trusts. Additionally, during 2019, the area provided advice to different companies on valuations and mergers and acquisitions.

Leading position in certain geographical regions in Argentina. being one of the most active players in the Cuyo region and with a leading position in terms of our banking network

•

Mendoza: We have a leading position in the Province of Mendoza, where as of December 31, 2019 we had 198,000 customers and a market share of loans and deposits among private banks of 21.2% and 7.1%, respectively. In terms of banking network we have 27 branches out of a total of 180 bank branches in the province and 7 collection centers.

•

San Luis: We have a leading position in the Province of San Luis, where as of December 31, 2019 we had 192,000 customers and a market share of loans and deposits among private banks of 49.6% and 62.8%, respectively. In terms of banking network we have 24 branches out of a total of 50 bank branches in the province and 6 collection centers.

Solid sources of funding

We have traditionally had access to diversified, competitive and stable sources of funding. Our low cost demand deposit base comprises 49% of our funding base as of December 31, 2019 (33% savings accounts, and 16% checking accounts) while our franchise allowed us also to capture interest bearing deposits according to our treasury management liquidity needs.

We occasionally use medium-term debt securities and securitization operations of consumer loans among our funding strategies. Additionally, our consolidated pro forma Tier I ratio was 11.4% as of December 31, 2019 and we have maintained at the holding company level, excess liquidity for future capital injections to our subsidiaries in order to fund our growth strategy.

Creation of value for shareholders through the implementation of prudent financial risk management policies and the primary focus on the intermediation activities.

Along the years, we have generated value and strong growth, while managing financial risks under policies designed to protect our capital and liquidity. In the past, in addition to our organic growth, we have successfully acquired and integrated strategic businesses. We have consistently limited our exposure to the non-financial public sector and limited term, currency and other mismatches in our assets and liabilities. We strategically decide to have high proportion of loans over total assets to derive our net income primarily from financial intermediation activities rather than from trading or financial investments, which has resulted in more stable sources of income and reduced the exposure of our earnings to market volatility. Since mid 2018, following the sudden changes in the macroeconomic conditions, and the consequent decline in credit demand, cash minimum reserve requirements were extraordinarily increased (some of such reserves being allowed to be set up in Central Bank short term securities). Therefore,, we opportunistically increased our holdings in Central Bank short term securities applying our excess liquidity, decreasing our proportion of loans over total assets.

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

Through our multi-brand and multi-channel approach, we are able to cross-sell and create synergies across our segments. Bancassurance specifically allows us to cross-sell value added insurance products in compliance with the regulations of the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) and of the Central Bank, as applicable. We offer an attractive platform for cross-selling certain credit cards and loans through 113 consumer finance points of sale as of December 31, 2019 (compared to 114 consumer finance points of sale as of December 31, 2018). We cross-sell non-financial services and products such as insurance products and plans, tourism packages, health insurance and health services, electric appliances and furniture, and alarm systems through Espacio Cordial and our senior citizens branches.

We believe our investment in developing a strategic national footprint positions us to capture profitable growth and benefit from economies of scale, once credit demand resumes.

Through the Bank, we have a focused presence in Argentina’s major regions and cities. Through our consumer finance business, we have presence in all the provinces of Argentina. Through our current infrastructure, we serve our customers through 316 access points including branches, 13 banking payment and sales and collection centers, 79 consumer finance, branches and access points within Walmart stores, Tarjeta’s 34 consumer finance sales points through other retailers, 5 MILA customer support offices, a network of 393 car dealers and 536 ATMs, 217 self service terminals and 202 cash dispensers with biometric identification, our call center and home banking and mobile services. The Bank has an important presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area (where approximately 20.3 million or 46% of Argentina’s population resides), through 113 branches and 1 collection center, and CCF has 27 sales points within Walmart locations in the City of Buenos Aires and Greater Buenos Aires. The Bank is also one of the most active players in the Cuyo region, which includes the Province of Mendoza, San Juan and San Luis where it operates through 52 branches, 1 mobile branch and 13 collection centers. The Bank has approximately 198,000 active customers in Mendoza and approximately 192,000 in San Luis. CCF has eight sales points in the Cuyo region. We offer consumer finance services through our Tarjeta distribution platform mainly in the Patagonia region, where we rely on 20 branches and 14 sales and collection centers.

We complement our existing physical network by offering solutions through our different digital channels such as our Online Banking platforms for Business and for Individuals, the Supervielle Mobile and the specific apps and solutions developed for different business segments such as the app for retirees, the Walmart app, and chatbots. We also offer products and services through InvertirOnline.com, our online broker with more than 51,800 active customers located countrywide.

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

Through our main subsidiary, the Bank, we trace our origins to the banking house Supervielle y Cía. Banqueros, established in 1887. Our long-standing presence in Argentina’s financial sector has allowed us to establish strong long-term relationships with our customer base, build a reputation for personalized customer service and establish the Supervielle brand as a recognized household name in the Argentine banking industry for both individuals and corporations, as well as in the securitization and corporate bond segments of the local capital markets. Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and has led Grupo Supervielle for over 18 years. During his tenure, we have experienced growth in terms of net worth, assets, deposits and our network, and we have successfully completed some of our most significant acquisitions. We rely on a Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance.

Our Vision and Strategy

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented, competitive landscape. We believe the Argentine market has significant underused financial infrastructure, in the form of checking and savings accounts, but also good mobile and internet penetration levels. This situation presents a number of growth opportunities. We believe we are positioned to capture these growth opportunities given our focus on a differentiated customer experience, product offerings, extensive distribution network and leading technology.

Even though we ran into external headwinds during 2019, we remained focused on executing our strategy to strengthen our brand and improve operating performance. The following items are the key components of our strategy:

1.       Digital transformation

2.       Enhance value proposition for our target segments

3.       Increase customer acquisition and cross selling

4.       Streamline operations

5.       Develop new products and businesses to expand our franchise

The key components of our strategy are described below:

Transform our company into a modern, leading edge, cost efficient player and position our business to serve consumer’s evolving needs and aspirations

We have made significant progress on digital transformation. Increasingly, customers want and expect to engage with us anytime from anywhere. Our digital strategy is aimed at responding to that demand. We have a three-pronged approach:

•	Transformation of core businesses (banking, consumer finance and insurance) to enhance customer experience, agility and efficiencies. For example, we recently launched a groundbreaking senior citizens app which addresses their transactional needs and launched a 100% digital onboarding platform for new customer acquisition.
•

Development of digital attackers to broaden access to financial services. This includes Invertir Online, our online broker, and a new digital brand to be launched in the coming months which will refocus our strategy in the consumer finance business and allow acquisition of multisegment clients with full digital financial services.

•	Development of a new system by building traffic from financial services into new platforms enhancing and deepening customer engagement.

Increase our market presence among attractive customers through an effective segmentation strategy and strengthened value proposition

We continue to strengthen and improve the customer experience. We are working hard to give customers new ways to connect with us. Additionally, we are consistently adding new products and services which increase our value proposition to customers. A few to mention include: insurance products for entrepreneurs and small businesses, online FX purchases within InvertirOnline which has enabled us to almost triple our customer base for this subsidiary, and the refocusing and re-profiling of the car sales platform deautos.com. These are just a few examples of the initiatives that we believe will enable us to grow our customer base as well as drive cross-selling opportunities.

We seek to increase revenues through cross-selling enabled by customer relationship management:

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

Senior citizens: We intend to maintain our leadership position in the senior citizen segment, providing unique services and benefits catered to its specific needs. Leveraging our network of branches we seek to expand our credit card and personal loan business, finance travel packages and consumer goods and services, and distribute insurance products, including life, burial, health, personal accident insurance and home insurance. This segment is adopting technology rapidly, which we anticipate will increase efficiency of service delivery.

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

SMEs: Our aim is to become the premier bank for SMEs by deploying outstanding transactional and cash management services. We intend to continue developing strategic partnerships with key industry players to provide financial services through direct lending or factoring transactions to their critical providers and suppliers along their value chains. We intend to target specific opportunities and customers in the agroindustry sector, energy, infrastructure and other specific sectors. With respect to the agri-industrial sector, we strive to deepen our existing relationships with leading industry players, providing financing to their customer base. In San Luis, Mendoza, and Tucumán, where we have a well-established distribution base, we intend to continue targeting clients and value chains related to their main regional economies. With respect to the wine industry, we seek to continue developing partnerships with premium wine producers and key industry suppliers. With respect to the energy and infrastructure sectors, we target SMEs and middle-market companies along the supply chains of oil and gas (exploration and production)and renewable energy projects.

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

We intend to build upon our leadership position in retail and corporate banking services in the Provinces of Mendoza and San Luis. We plan to continue our partnerships with premium retail stores and shopping outlets to obtain differentiated discounts and benefits for our retail customers, relying on our existing network, which is the largest in the Cuyo region.

We plan to continue to expand our dedicated sales force with a focus on new entrepreneurs, small businesses and payroll services, to drive revenues and cross-selling.

We intend to seek new strategic partnerships in the agribusiness sector to provide financial services to leading national and international players catered to their customer base. We plan to broaden our offering of commodity warrants and livestock leasing, leveraging our strong market leadership in San Luis and Córdoba.

Continue capitalizing on synergies by developing new businesses to increase our share of wallet

Our nearly two million customers provide a base from which to expand our share of wallet and increase customer loyalty. The Bancassurance business allows us to cross-sell historically profitable and low-claims products to our existing customer base. We have access through our distribution networks and aim to further develop our bancassurance distribution model by expanding the variety of insurance products offered by Supervielle Seguros. Espacio Cordial allows us to reach our clients with a wide variety of non-financial products and services, including travel and home appliance financing and health services. Moreover, as mentioned above, we are developing digital attackers to broaden access to financial services. This includes Invertir Online, our online broker, and a new digital brand to be launched in the coming months which will refocus our strategy in the consumer finance business and allow acquisition of multisegment clients with full digital financial services. We are also developing a new system by building traffic from financial services into new platforms enhancing and deepening customer engagement.

Grow our statement of financial position while maintaining our conservative risk management policies

Over the past 15 years we have differentiated ourselves from our competition by systematically securitizing assets, becoming the leader in Argentine capital markets in this segment. Since our IPO and after the expansion of our capital base, we have reduced securitization of our originated assets relative to our total assets, and we grew systematically above industry growth levels until the loan demand slowdown and the sudden macroeconomic backdrop.

Our conservative financial policies based on a diversified deposit base, low portfolio concentration, short term high liquidity and low interest rate, term and currency mismatches have allowed us along the years to build a strong franchise in retail and corporate banking.

Continue to improve our efficiency by focusing on innovation and technology

We will seek to increase commercial productivity by redesigning processes with two goals: (i) making life simpler for our clients and enhancing customer experience and satisfaction, and (ii) extending processes automation to achieve greater efficiency.

Our strong culture of innovation supports our constantly keeping abreast of customer needs and global trends, creating and efficiently implementing solutions focused on local customer preferences.

We intend to expand our digital channels. Our goal is to offer an outstanding digital experience to our clients. We intend to continue increasing the number of active online users and migrating our services to digital channels, which we expect will allow us to increase low-cost distribution and convert service centers into full bank branches. We also intend to continue launching mobile banking applications, which will enable “one click” payment and “one click” loan functionalities, with anytime and everywhere financial services and provide alerts and messages to customers in order to achieve cost efficiencies through low-cost social network advertising. We have significantly improved the digital experience of our factoring product line, cash management and payroll services.

We expect the future of financial services to be marked by a transformation towards a digital business model. The challenge for organizations is to optimize the technological innovation of traditional banking to attract new consumers of financial services, with the aim of creating the bank of tomorrow, today.

As a further step towards the acceleration of Supervielle’s digital transformation, during 2018 we hired a top management consulting firm to boost our approach. The core idea relies on simple and modular propositions for selected customer episodes. Those value propositions will seek to design in the following years an agile operating model and methodology (“Agile”) for each relevant customer profile as a way of working for customer-centric change based on digital adaptable and radically lower cost IT and Operations environment. As a counterpart, our funding, growth and efficiency targets will be benefited. Therefore, during 2019, the Agile methodology began to be implemented as a work tool, which generated significant benefits in the business development, leading to better results. Interaction and communication gave members a comprehensive view of the needs and restrictions so as to establish clear targets, design the best actions and favor the speed of implementation of required changes. The service model continued changing, striking a balance between maximum contact efficiency (through autonomous management channels and personalized services) and service levels required by each customer profile and each strategic segment of Banco Supervielle. Agile teams developed projects for our different segments and products.

Segment Reporting during 2019

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2019
Segment	Net Revenue	Percentage	Net (Loss) / Income	Percentage
	(in thousands of Pesos)
Retail Banking	14,258,024	41.6%	(1,463,278)	60.3%
Corporate Banking	13,749,864	40.1%	(1,157,277)	47.7%
Treasury	771,834	2.3%	1,359,906	(56.0%	)
Consumer Financing	3,047,064	8.9%	(1,088,408)	44.8%
Insurance	1,589,658	4.6%	22,377	(0.9%	)
Asset Management and Other Services	872,600	2.5%	(101,689)	(4.2%	)
Total Allocated to Segments	34,289,044	100.00%	(2,428,369)	100.00%
Adjustments(1)	374,965		274,747
Total Consolidated	34,664,009		(2,153,622)
(1)	Includes financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements the net interest income received from the investment of liquidity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2019.

	As of December 31, 2019
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments (1)	Consolidated Total
	(in thousands of Pesos)
Assets
Cash and due from banks	7,691,602	1,022,915	16,870,526	321,145	3,385	2,420,972	(1,927,446)	26,403,099
Debt Securities at fair value through profit or loss	—	—	312,306	92,762	—	163,433	—	568,501
Loans and other financings	36,757,453	43,426,550	3,720,408	5,036,973	453,978	30,746	(1,416,097)	88,010,011
Other assets	2,525,566	1,335,130	17,533,288	2,975,202	1,091,343	538,602	7,703,949	33,703,080
Total Assets	46,974,621	45,784,595	38,436,528	8,426,082	1,548,706	3,153,753	4,360,406	148,684,691

(1)	Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

The following table sets forth the breakdown of our active customers in 2019 and 2018.

	Active Customers
	As of December 31,
	2019	2018
Retail Banking	1,402,562	1,403,460
Corporate Banking	4,981	4,934
Consumer Financing	357,900	397,440
InvertirOnline	51,829	16,994
MILA	14,268	18,988
Total	1,831,540	1,841,816

Retail Banking segment. The Bank’s Retail Banking segment offers a wide range of financial products and services designed to meet the needs of individuals and entrepreneurs and small businesses: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, pledge loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plan (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and senior citizens benefit payments. Until December 31, 2019, we offered services to SMEs through our Corporate Banking segment. On January 1, 2020 our SMEs portfolio was effectively transferred to the Retail Banking segment, which has been renamed as our Personal and Business Banking segment.

To promote digital transformation, focus was placed on development and strengthening of autonomous management channels, with special emphasis on digital contact channels. Face to face automatic platforms continued expanding, supported by biometric assistance, marking the beginning of a radical change in the daily operations of customers. Digital platforms were strongly boosted thanks to developments focused on increasing their capabilities, both in assistance and in credit supply and product marketing, seeking a greater agility in operations and an improvement in the customer’s perception in respect of the Bank.

With the aim of accelerating digital transformation, during 2019, we started implementing the Agile methodology as a work tool, which generated significant benefits in the business development, leading to better results. Interaction and communication gave members a comprehensive view of the needs and restrictions so as to establish clear targets, design the best actions and favor the speed of implementation of required changes.

The service model continued changing, striking a balance between maximum contact efficiency (through autonomous management channels and personalized services) and service levels required by each customer profile and each strategic segment of Banco Supervielle.

Based on the assessment of their distinctive features, their needs and specific requirements, the Bank’s customers are grouped in four strategic groups which are further described below: (i) SMEs customers, composed of natural persons engaged in commercial activities, small one-person ventures and small and medium sized companies with a billing lower than Ps.700 million per year, (ii) Identité customers, which gathers natural personas belonging to serial ACB1 segments, (iii) personal customers, which includes individual customers with no commercial activities (not included in the Identité segment), and (iv) senior citizens customers, which includes senior citizens who are paid their pension benefits through the Bank.

•	Personal customers. Agile teams developed projects focused on the generation of open market and wage salary payment plan customers. In addition, work was done on the readjustment of processes for customers of the segment to have a better experience in their relationship with the Bank and more focused on the agility of digital operations. Moreover, campaigns were launched to encourage digitalization, and value propositions and benefits were communicated digitally to customers for the development of self-management channels, through the placement of products transactions and other customer transactions.

•	Identité customers (High Net Worth Customers). We offer our high net worth customers exclusive services such as priority access to our branches with minimal waiting time, concierge services, exclusive back offices for conducting banking activities, dedicated customer service representatives at the call center, a remote investment center and dedicated locations at our branches.

In 2019, this segment established three strategic pillars for business development: funding, customer base growth and profitability.

As part of the profitability strategy, tools were used to strengthem the idea that we are the first-choice bank in new customers, so that they are offered benefits and bonuses taking into account the use they make of bank products, such as transactional accounts or fixed term deposits.

As regards the service model of the segment, focus was on digitalization, increasing its penetration by 3% and exceeding 75% of the high net worth customer base. In addition, work was done on automatization within the first 60 days with a view to leading customers to use digital channels and achieve an early activation of their products.

•	SMEs customers. The Bank considers small businesses to be fundamental drivers for strengthening productivity in the Argentine economy. For this reason, the Bank redefined its approach to the small business segment in order to develop the necessary tools and services to help small businesses grow and to respond to their needs with convenient and simple solutions. Until December 31, 2019, we served SMEs through our Corporate Banking segment. Since January 1, 2020 this portfolio was transferred to the Personal and Business Banking segment.
o	Specific Subsegments. Customized Value Proposition. The proposals launched between 2017 (Franchise and Transportation) and 2018 (Health) consolidated in 2019 as Franchises, Transportation and Health subsegments. The number of customers increased by 49.9% in Franchises, 38.2% in Transportation and 28.8% in Health, as compared to December 2018. During 2020, Supervielle intends to continue launching to the market special proposals for different sectors/industries which gather over 50% of the SMEs in the country.
o	Franchises. The Bank has introduced innovative loan models including franchise system options to support the growth of entrepreneurship in Argentina through a professional system. The Bank finances up to 40% of the initial investment (capped at Ps.800,000 for new franchisees), offering preferential rates and a five month grace period on principal payments. Through the agreement with mutual guarantees companies, maximum financing caps may be increased according to each brand’s performance.
o	Transportation. The Bank has developed products for the cargo transportation segment activities and the value chain that enhances the growth of entrepreneurs and SMEs in general. For example, one of the attributes deemed key for a value proposition for this segment is the prompt response for the approval of loans for expansion of their truck fleet. The Bank has implemented single-day approvals of preferential rate financing for secured loans and leasing for the purchase of trucks and/or semitrailers. This allows SMEs to face new business opportunities and plan their activities more accurately. Despite the economic conditions and the increase in interest rates during 2019, the pace of origination of new customers was 36%, which implies growth above the average growth in the SMEs segment in 2019.

o	Health. In November 2019, a new value proposition was presented, intended to cater for the needs of health and diagnostic centers, outpatient doctors’ offices, laboratories and pharmaceutical companies and wholesalers. Focus groups were held with sector companies and customers. This value proposition is characterized by promptness in loan granting and agreements with vendors. As regards to credit, requests for amounts lower than Ps.10 million were answered within 24 hours and requests for amounts above Ps.10 million were answered within 72 hours. The subsegment consolidated in 2019 achieving a growth pace exceeding that of the sector prior to the creation of the value proposition.
•	Senior Citizens customers. Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. The Bank facilitates ANSES payments to close to 950 thousand beneficiaries per month, including senior citizens and pensioners, and we believe it is the private bank with the largest presence in this segment.The Bank’s agreement with ANSES provides that it will continue in effect as long as the parties continue performing their obligations for a six-year term. ANSES has the right to terminate the agreement with 90 days prior notice.

In 2019, the Bank continued offering products and services addressing the needs of senior citizens, while further improving its value proposition and service model. Based on the knowledge of the customers’ life cycle and their distinctive characteristics, we promoted the redesign of the commercial management model with focus on the penetration in high net worth customers and the implementation of specific policies to obtain the greatest risk/benefit ratio in low income segments.

The service model continued moving forward through Caja Rápida (Cash dispenser with biometric identification) in its Service Centers, reaching a 100% coverage of the network and focusing on communication of this system to and adoption by senior citizens, with clear benefits in terms of waiting times and agility.

In line with the efforts to improve our service level, a new queue management system was implemented. This system allows a better experience, management and control of transactions and of the customer segment.

The innovation milestone for the segment was the launching of “Supervielle Jubilados", an app offering our customers a new proof of life method required to receive their monthly payment, adapted to new technologies. The platform includes facial recognition which identifies the customer and certifies that they are alive through a photograph. The idea is to make it easier for senior citizens who are Bank customers to provide their proof of life on a monthly basis, without the need to go to the bank and to do so any time anywhere. This is an advantage too for those customers’ agents or relatives as they may download such app in their cell phones.

Digital Banking – Business: In 2019, the Digital Banking - Business sector continued focusing on improving existing capabilities and developing and incorporating new capabilities within the new digital asset, Online Banking Business, and also within the Mobile Banking - Business module.

The creation of a new cheque app which is simple and quick and is intended to radically improve the digital experience and to align the user experience to the remaining digital assets of the Group is worthy of mention. In addition, the new technology used for its creation enables scalability and improves efficiency by creating new capabilities.

During 2019, these milestones allowed the net promoter score (“NPS”) of digital channels of companies to go from 12.9 to 29.2, a significant 16.3 point growth.

All business digital assets incorporated tools which allow the online transaction monitoring and the verification of the adequate functioning of tools in real time.

Digital Banking – Individuals: The Digital Banking – Individuals sector continued working strongly on digital adoption focused on the evolution of platforms in terms of utility, particularly in the generation and improvement of capabilities both in the Online Banking platform and in Supervielle Mobile; and in the access of customers to digital operations, promoting specific actions and implementing highly attractive campaigns.

E-channels: In 2019 the self-management model continued being enhanced with deployment and strengthening of the Caja Rápida channel (cash dispenser with biometric identification), with at least two terminals per branch dedicated to payment of pensions. Likewise, improvements were made to increasing usability, adoption and speed in customers’ operations

Customers’ attention centers: The Contact Center manages queries and complaints by and sales to customers by phone, e-mail and social media. Work continued on the improvement of the automatic banking sector so as to make customer online time and experience more agile, to improve answer quality and to increase sales. The Investment Center that operates since September 2017 within the telephone banking management is formed by a team of experts on capital markets who provide advice on and manage the transactions of customers in all Bank segments. In line with the Bank’s strategy, the area favors the unification of management platforms, achieving agility, a larger number of products and better investment alternatives, securing a greater penetration in terms of managed funds and an increase in high net worth customer generation.

Total deposits from the Retail Banking segment (now, Personal and Banking segment) as of December 31, 2019 amounted to Ps.59.6 billion (approximately U.S.$994.6 million). Retail branch deposits in Pesos and senior citizens deposits continued to represent a high portion of total deposits. In 2019, retail branch deposits in Pesos plus senior citizen deposits represented 55% of total deposits.

Corporate Banking

The Bank, through its corporate banking segment, works with middle-market companies and large corporates with annual billing exceeding Ps. 700 million in 2019. Until December 31, 2019, SMEs customers were included under the Corporate Banking segment. The customer service model is formed in turn by three commercial managements:

(1)	AMBA Corporate Banking which deals with companies operating in the city of Buenos Aires, Greater Buenos Aires, Rosario and Mar del Plata.
(2)	Provinces Corporate Banking which deals with the commercial relations in the Provinces of Mendoza, Córdoba, Tucumán, San Juan and Neuquén.
(3)	Mutual Guarantee Companies “MGC” Division which operates at the headquarters in the City of Buenos Aires.

The Bank believes that its proximity to its corporate banking customers gives it a competitive advantage.

As of December 31, 2019, the corporate banking segment had Ps.36.8 billion of outstanding loans and other financings, and contributed almost 40% of our net operating revenues before adjustments.

The customer service model is based on regionalization. Services to large companies in the city of Buenos Aires and its vicinities are provided through regional branches located in the most densely populated industrial and commercial areas. Communication, assistance, negotiation and operational management are centralized in banking nodes.

In 2019, the synergy strengthened among the teams of the different areas, focusing on improvement of existing processes and the acquisition of new technologies intended to significantly improve customer service quality.

The main guidelines on which the management focused were:

•	Development of comprehensive proposals seeking to become the first-choice bank in terms of reciprocity and cross-selling
•	Protection of business profitability improving effectiveness, productivity and efficiency of commercial and operational areas
•	Generation of work sessions with other areas seeking to improve existing processes, increasing synergies and strengthening results

Wines Division. During 2019, the Wine Division continues consolidating its position as a leader in the wine industry, remaining the only Argentine bank among the top 20 to have an expert team to deal with the sector.

The Bank’s target market consists of wine estates with high added value products, that focus mainly on the export market. However, Banco Supervielle continued supporting all industry players in the entire value chain of wine production, from leading grape producers to major wine estates as well as suppliers of wine manufacturing and bottling supplies.

This broad based strategy also allows us to develop our Retail Banking products with these customers

Sociedad de Garantía Recíproca (Mutual Guarantee Agents or “SGRs”, per its Spanish acronym). In 2019, the Bank maintained a sector leadership, operating with approximately 78% of the SGRs authorized in the country (33 out of 47 authorized SGRs and Guarantee Funds). The Bank is recognized as the bank of the SGRs by the Cámara Argentina de Sociedades y Fondos de Garantías and the Ministry of Production/Sepyme, the authority that supervises SGRs.

The Bank also remained a leader in terms of development and innovation for being the first private Bank to offer a Business Credit Card with guaranteed purchase limit backed by a MGC and for operating with cheque discounts in the Securities Market directly and through Invertir Online, a subsidiary of Grupo Supervielle.

Also during 2019, by decision of the Ministry of Production, the Bank renewed the agreement entered into for receipt of guarantees issued by the Fondo de Garantía Argentina, being the first private bank in the country to develop these operations basically oriented to loans for SMEs.

Together with some MGCs, financing facilities were developed for SMEs, members of the value chain, entrepreneurs and franchises.

Oil & Gas Project

The Bank considers that the oil and gas sector has a high growth potential. Therefore, in 2018, the Bank decided to lay the bases for the development of a project in this sector. Subsequently, in April 2018, a new branch was opened in the city of Neuquén in addition to the existing customer service model. This allows for a close contact with the value chain of large operators and an improved competitiveness through the incorporation of new wage payment plans of individuals with high purchasing power residing in the area.

During 2019 the Bank’s Oil & Gas Division organized strategic events with sector companies seeking to position the brand.

In addition, several financing agreements were entered into with operators’ suppliers, such as YPF, whereby the Bank could develop a commercial relationship with SMEs that are suppliers of the oil industry.

However, 2019 has been a complex year for the sector due to macroeconomic conditions: it was hard for sector companies to access markets to obtain financing for their projects in an industry highly dependent on intensive capital investments.

As long as the sector activity stabilizes, the Bank expects to strengthen the actions on value chains of large operators, taking advantage of the experience gained with the new customers obtained due to the focus placed during 2018 and 2019.

Products and Communication

The Products and Communication department is formed by five teams focused on products and by the Marketing and Communications team.

All of them are based in the City of Buenos Aires and provide cross-functional services to all of the Bank’s commercial channels and make available their products to all customers, whether they are individuals or legal entities.

Teams focused on products include the Assets Management, Liabilities and Insurance, International Commerce (Comercio Exterior, or “Comex”), Leasing and Transactional Banking areas.

The Assets Management area offers personal, corporate, secured and unsecured loans, checking account agreements, factoring and/or guarantees issued, among other products, at fixed, variable or UVA adjusted rate.

The Liabilities and Insurance area is responsible for products such as fixed time deposits, accounts, safe deposit boxes and insurances and other marketed in the commercial network.

The Comex area not only manages customer financing through export prefinancing, import financing and international collections and payments which include import letters of credit (“ILC”), export letters of credit (“ELC”), international factoring, collections and transfers, but is also responsible, together with the Finance area, for the negotiation of commercial and financial facilities with correspondent banks.

The Leasing area structures and markets Leasing, Sale & Lease Back products, pledge loans to companies denominated in U.S. dollars, Pesos and at fixed or variable rate, on property in general, mainly oriented to transportation (trucks, cars, etc.) as well as industrial equipment and hardware in general.

Transactional Banking team deals with collection and payment services to human and legal persons, cash management, e-cheques, among others.

The Comex, Leasing and Transactional Banking areas have highly skilled officers providing advice and generating new businesses with Finance, Corporate Banking and Individuals and Business customers.

In addition, the Transactional Banking area comprises the Plan Sueldo area and its sales force, as well as the Means of Payment Management, mainly through the Debit and Credit Card products oriented to individuals or companies.

The following sets forth additional information on the main products and services offered by the different banking segments:

•	Loans. The bank offers offers personal, corporate, secured and unsecured loans, overdraft, factoring and/or guarantees issued, among other products, at fixed, variable or UVA adjusted rate .

The Bank decided to provide dynamic personal loans supported by efficient processes and an agile management which have allowed improvements in the delivery times of credit ratings to enhance the tools and sales channels and expand placement, in addition to the launching of new financing facilities and the developments carried out to increase supply through digital platforms, which led to a better user experience and a more assertive segmentation of our customers.

Regarding commercial loans-, special facilities were developed to suit the needs of the different corporate segments together with sales in digital and face-to-face channels, enhancing the placement of factoring, checking account and loan agreements.

The Bank participates in the check discounting market by offering three categories of products: (i) with recourse, where the customer who discounts the check with the Bank assumes the insolvency risk, (ii) first loss, where the customer assumes part of the insolvency risk, and (iii) non-recourse, where the Bank assumes all insolvency risk. The share of the factoring market of Argentine financial system as of December 31, 2019 was approximately 9.5%, according to the most recent publicly available information published by the Central Bank.

During 2019 a communication and management strategy was designed to align the Bank with the highest standards in order to obtain a greater market share in the different regions where it does business, which resulted in the Bank’s participation in different credit and financing programs as well as in supply of subsidized credit facilities for development and investment. To such end, the Bank participated in development programs and entered into agreements with financial institutions intended to foster production activities.

With the aim of generating a better customer experience, the Bank fully reviewed the management process of credit products. As a result, it launched an agile cell focused on factoring, to analyze current processes, detect points of improvement in internal and external processes and obtain significant benefits both for the Bank and for the customers.

As regards customers, a more fluid communication was achieved with the real time viewing of the status, agility in credit product management and a significant reduction in times from the first contact to loan disbursement.

These improvements had a positive impact on the performance of financial loans during the year but could not avoid the effect of the fall in the demand of loans derived from recession and high real interest rates in Argentina in 2019.

•	Means of Payment: During 2019, we continued working on the transition from magnetic band debit cards to chip technology, which we had started in 2018, ensuring a better operation and the reduction of skimming fraud. The Bank thus managed to improve its position in the industry regarding the implementation of this technology in debit cards.

As of December 31, 2019, the Bank maintained approximately 740,000 Visa and MasterCard accounts.

In connection with the digital transformation proposal, focus was maintained on the use of contactless technology for all debit cards of the Individuals and Identité segments and in the credit cards for Mastercard International and Gold products and for all Visa products, such as International and Signature. The main goal is to offer an innovative product to make payments in a quick, comfortable and safe way, enhancing customer experience. In addition, migration continued from physical to digital credit card account statements, through email delivery. In the same line, Telephone Banking was created as a new channel for password resetting, in addition to Online Banking and Supervielle Mobile.

In 2019, a smart platform was implemented, through a multi-collection project, for collection of fees intended to improve the collection percentage of product packages in all of the Bank’s segments

•	Leasing. The Bank’s leasing area meets the leasing needs of all commercial banking areas of the Bank, through lease agreements of machinery, equipment and truck manufacturers and dealers, in a variety of industries and segments. While leasing remains a very attractive instrument for companies to finance investments related to business growth and operating efficiency, the rise in interest rates and the contraction of the economy in 2018 and 2019 caused a significant fall in the volume of contracts executed. As of December 31, 2019, we had a 19.9 % market share in leasing in terms of private banks in Argentina.
•	Foreign Trade. The Bank is an active participant in foreign trade financing and offers personalized advice regarding technical, commercial and regulatory matters related to foreign trade. The Bank has a trained staff that allows it to advise customers on foreign trade, foreign exchange transactions, international transfers, credit assistance in connection with products offered, and operating issues.

During the first three quarters of 2019 simplification of exchange transactions related to foreign trade continued, following the trend of the last two years. However, due to the market uncertainty following the PASO elections, the Executive passed Decree 609/2019 authorizing the Central Bank to issue new temporary and urgent exchange provisions to further regulate the exchange scheme and thus strengthen the normal operation of economy, contribute to a prudent administration of the exchange market, reduce volatility of financial variables and soften the impact of financial flow fluctuation on the real economy.

The set of exchange regulations then issued by the Central Bank restored documentary control and verification of terms for import payments and export collections, limited the purchase of foreign exchange for natural and legal persons as well as exchange transactions among related companies.

In March 2019, the Bank was once again invited by Banco de Inversión y Comercio Exterior to participate with a US$12 MM facility in the Argentina Exporta program, a project designed by the Ministry of Production and Labor together with FONDEAR, which allowed for the reduction of interest rates in the granting of export prefinancing facilities to SMEs customers for up to US$200 thousand per customer, at a maximum annual nominal rate of 4.5% and for a maximum term of 180 days.

As regards foreign exchange settlements and transaction processing, the Bank grew by 10.4% in terms of number of processed transactions and 27% in terms of settled volumes during 2019.

By mid-August 2019 the digital offer to legal persons for purchase and sale of U.S. dollars through the Bank’s digital platform was completed.

In addition, and in line with the objective of improving the customer comprehensive experience, the Bank was GPI certified. GPI (Global Payment Innovation) is an initiative developed by SWIFT which is an absolute innovation in the international collections and payments system at global level. Thus, the Bank become the first Argentine bank to be Application Programming Interface (APIS) certified and the fourth in the market to implement GPI. Payments are now forwarded immediately within the business banking hours of the receiving entity. On the other hand, thanks to its new system, users may track their transactions until they are received by the final beneficiary.

The Bank remains the only bank in the Argentine financial system to operate in the International Factoring market, through FCI (formerly called Factor Chain International).

•	Plan Sueldo: During 2019 the Bank implemented a deep restructuring of product operation, aimed at attaining high efficiency standards both in onboarding and in the customer cross selling and subsequent profitability.

In line with digital transformation, new agile services were developed to support the admission processes of new agreements. Thus, agreement admissions were generated, with mass generation of online banking Business accounts, and packages and new bonus rules were offered, which were a significant incentive for customer early profitability.

In such regard, a specific application was developed for mass onboarding reaching a milestone in online payroll processing.

In addition to the actions based on the adopted digital path, new and better generation proposals were developed for target companies. With the use of opportunity maps, a greater efficiency was obtained in contact with companies, incorporating new tools for generation of quality agreements and lead generation and customer retention campaigns were launched.

All the actions taken inured in a greater efficiency in contact customer and lead generation and in a greater efficiency in customer relations and credit offer.

•	Cash Management and Transaction Services. The Bank offers a range of products and services designed to assist in the corporate administration process, including payments to suppliers, electronic banking, payments and collections, cash management and armored transportation. Supplier payment services ensure timely payment, optimize the use of customers’ funds and simplify our customers’ administrative tasks. The various payment options are designed to meet each company’s needs and include short-term advances based on deferred payment checks, with their respective statements and tax payment receipts, as well as transfers and payments against revolving credit facilities. Additionally, the Bank offers a convenient integrated check issuance, delivery and discounting service. Under various collection agreements entered into with service providers and public sector agencies, the Bank offers a comprehensive invoice and tax collection service using tellers, as well as a range of electronic payment options. Moreover, in the event that a company is paid for its products or services by credit card or voucher, the Bank serves as a payor bank for the major brands in the market, which enables credit card or voucher payments to be credited to the company’s account with us.

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

During 2019, the Bank focused on the strengthening of supply, especially on strategic products, collections, direct payment, payments to suppliers, remote cheque scanners and e-cheque. The primary objective was to provide agile and simple solutions to customer treasury management, seeking to generate high value positive experiences. To such end, the Bank focused on the increase of collection and payment capabilities and on the training and communication to increase the service level in internal operations.

•	Packages of banking services. As of December 31, 2019, the Bank maintained almost 3.2 million savings accounts and more than 140,000 checking accounts. In 2019, the Bank serviced more than 860,000 product bundles for senior citizens, more than 420,000 Plan Sueldo accounts and more than 72,000 product bundles for high net worth customers.

Treasury

The Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Personal and Business Banking segment, the Corporate banking segment and its own needs. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients. Below is a description of the services offered under this segment:

Trading Desk and Institutional Sales

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

Correspondent Banking

During 2019, commercial relationships were maintained with foreign banks both as to financing of foreign trade transactions and to guarantees and letters of credit.

A syndicated loan was entered into in August 2019 and subsequently disbursed in September 2019 through the FMO, the Dutch Development Bank, and Proparco, a subsidiary of the French Development Agency, for US$80 million, with a 3-year term, intended to strengthen the Bank’s support to SMEs.

Capital Markets and Structuring

The Bank’s Capital Markets and Structuring department objective is to originate and structure financing products for the Argentine corporate capital markets. The idea is to provide financial advice services which allow both its customers and Grupo Supervielle and its subsidiaries to optimize their financial resources and capital structure in order to maximize the profitability of their operations.

The sector is mainly focused on the structuring of financial trusts and syndicated credit facilities, in the organization and placement of negotiable obligations and in equity capital markets transactions and mergers and acquisitions, with a view to providing a comprehensive advice on each product, generating long term relationships with customers and investors.

In 2019, the economic conditions were volatile and characterized by high inflation, high interest rates, uncertainty and an increased country risk index which made it difficult for companies to issue financial instruments. However, the Bank continued participating in the debt market, specifically providing services to YPF Energía Eléctrica S.A. in the reopening of Class I negotiable obligations for US$25 million, YPF S.A. in the issuance of Class II, III and IV negotiable obligations for Ps.1,683 million, Ps.1,157 million and US$19 million, respectively, and the Bank itself in the issuance of its Class F negotiable obligations for Ps.3,000 million. As regards the financial trust market, the Bank acted as arranger and dealer of the trusts Unicred Cheques Series 6 and 7 and CCF Créditos Series 20, 21 and 22. Additionally, during 2019, the Capital Markets and Structuring area provided advice to different companies on valuations and mergers and acquisitions.

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

In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. Only two proposals were presented on March 15, 2019. On December 6, 2019, the provincial government issued the Decree No. 8,589 that resolved to close the auction process without awarding the financial agency agreement. The Bank is continuing to render services as financial agent until the Province of San Luis names a new financial agent.

Also, on May 23, 2018, the Municipality of the city of San Luis appointed the Bank as financial agent for a term of 2 years with automatic renewal for 2 additional years, commencing with the first payroll payment on June 29, 2018. With the appointment by the City of San Luis, the Bank became financial agent for all the municipalities in the Province.

As of the date of this annual report, the Bank continues to provide financial services to the government of the Province of San Luis and its employees.

The Bank has a private sector business franchise in the Province of San Luis as well and provides full banking services to individual consumers and SMEs and middle-market companies. Further, the Bank provides its corporate customers in the Province of San Luis with a wide range of financial services and has a primary focus on infrastructure and construction projects.

As of December 31, 2019, the Bank’s exposure in the Province of San Luis was as follows:

As of December 31, 2019
(in thousands of Pesos, except for ratios and operating data)
Loans
Banco Supervielle Total Loan Portfolio	82,038
Payroll loan to the Province of San Luis employees	1,023
Payroll loans to the Province of San Luis employees / Banco Supervielle Total Loan Portfolio	1.2%
Loans to the provincial government	—
Deposits
Consolidated Total Deposits	89,737
Deposits made by the Province of San Luis	1,738
Deposits made by the Province of San Luis / Consolidated Total Deposits	1.9%

Net Revenue
Related Net Revenue / Banco Supervielle’s Consolidated Net Revenue	2.0%
Operating Data
Employees	291
Branches	20
Senior Citizen Service Center	3
ATM’s & Self Service Terminals	154

Of the Bank’s approximately 192,000 active customers in San Luis, it offers payroll services to about 30,000 employees that were covered by the services provided under the financial agency agreement.

In addition to the services rendered in San Luis, the Bank works with the public sector in municipalities in the provinces of Mendoza, San Juan, Cordoba, and Buenos Aires. It also works with some national universities.

Consumer Financing

The Consumer Financing business of Grupo Supervielle is developed through its subsidiaries CCF and Tarjeta Automática S.A, Mila and Espacio Cordial de Servicios. Mila and Espacio Cordial were annexed to this segment in 2018.

Through CCF and Tarjeta Automática, the Bank offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Financing Segment.

Consumer Financing business model is based on providing financing solutions to specific target groups, mainly middle and lower-middle income population, with focus on two core pillars:

(i)	Accessibility: flexible customer centric proposals.
(ii)	Diversification: tailored products to meet customers’ needs in every stage of their life with distinct value propositions for each stage.

The Consumer Financing segment’s loan portfolio totaled approximately Ps.5.0 billion (approximately U.S.$84 million) as of December 31, 2019.

The multichannel concept allows the Bank to be present countrywide through 116 branches of its 3 main marketing channels:

•	Walmart financial services
•	Tarjeta Automática
•	“Tu Crédito Hipertehuelche”

During the second half of 2018 the Group’s strategy had to adapt to face the adverse scenario resulting from the challenging macroeconomic context and its negative impact on the business. Managers have a robust experience in the financial system which allowed for a strategic business reshaping for 2019 and the quick implementation of the following measures:

•	New strategic pillars were established: enhance the customer experience through digital transformation, expand the consumer product offer and increase cross selling to drive a greater efficiency and profitability.
•	The application assessment process was reengineered and more adjustments were made on credit policies, with a view to limiting the loan offer to segments more exposed to macroeconomic uncertainty.

•	Changes were implemented in collection strategies and teams so as to support non-performing customers, implementing statistical tools to set priorities in collection management, through data enrichment processes and improvement of allocation and control tools of collection agencies. These changes led to the stabilization of early NPL indicators and non-performing portfolio.
•	Product cross selling increased.
•	The structure was tailored to the new situation and expenses were cut.
•	Focus was placed on the portfolio quality, reducing exposure.

While the placement of financial products decelerated during 2019 as a result of the macroeconomic context, the following products continued to be marketed:.

Open Credit Card: it is a financial tool that may be used for purchases in the stores of merchants accepting MasterCard and for cash advances, within the limits determined by the entity, which may be obtained in the Permanent Promotion Booths located in Walmart stores, Hipertehuelche and Tarjeta Automática stores.

Personal Loans: fixed rate cash loans using the french amortization system

Consumer Loans: Credit lines for the purchase of certain products, the transaction is completed upon delivery of the purchased products.

Car Loans: In order to be positioned as the company with the largest financing products offer, CCF reached an agreement with MILA (a subsidiary of Grupo Supervielle specialized in the marketing of car loans) to offer car loans through car dealers using MILA channels. Thus, CCF contributes to Grupo Supervielle’s strategy to become a player in the car financing market. As this new product is backed by a security interest, the impairment of non-performing loans is reduced.

Insurance: a wide array of personal accidents, protected bag, unemployment, total protection and pets insurance policies.

New products under development: borrowing products: CVU, remunerated account, fixed term deposits, among others.

The agreement as exclusive provider of financial services to Walmart’s customers in its stores is in force until August 2020, pursuant to the third consecutive renewal of this agreement executed in December 2014. This is the fourth consecutive period in which this agreement has been in effect, and a renewal is currently being negotiated.

Due to the deterioration of the purchasing power of the consumer segment in 2019, CCF focused on improving and adapting the credit card’s value proposition to the new scheme.

Insurance

Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and integral insurance policies for entrepreneurs and SMEs. In 2019 Supervielle Seguros started marketing new products focused on the marketing of the special multiple peril insurance to the entrepreneurs and SMEs segment. Supervielle Seguros is continuously offering new products to the different customer segments of Grupo Supervielle such as: high net, worth individuals (Identité), senior citizens, entrepreneurs and SMEs, customers of the consumer financing and medium and large companies segments. Additionally, different marketing channels are being developed to reach more customers.

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

During 2019, the company started a digital transformation process, which includes a customer focused end-to-end digital process. In addition, the digital innovation permits the exploration of new businesses, processes and technologies to establish the vision of an insurer of the future, focused on efficiency and customer experience. The transformation comprises the use of new work methodologies, new technologies and a cultural change within the Group.

In 2019, Supervielle Seguros consolidated its offers in the following products:

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

Supervielle Seguros reported gross written premiums of Ps.404.9 million in the first quarter of 2019, Ps.407.6 million in the second quarter of 2019, Ps.530.0 million in the third quarter of 2019 and Ps.438.7 million in the fourth quarter of 2019.

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2019.

Gross written premiums by product
(in millions of Pesos)

						% Change
	4th quarter 2019	3rd quarter 2019	2nd quarter 2019	1st quarter 2019	4th quarter 2018	4th quarter 2019 vs. 3rd quarter 2019	4th quarter 2019 vs. 4th quarter 2018
Life insurance and total permanent disability insurance for debit balances	0.9	2.8	6.8	6.8	13.1	33.2%	7.0%
Personal Accident Insurance	25.8	27.3	27.2	28.6	29.7	94.4%	86.9%
Protected Bag Insurance	55.0	62.4	57.7	59.3	61.2	88.1%	90.0%
Broken Bones	15.2	17.7	15.9	15.3	15.6	85.8%	97.3%
Others	8.5	13.3	7.8	11.4	10.4	63.9%	81.9%
Home Insurance	56.1	88.6	63.5	56.8	57.6	63.4%	97.4%
Technology Insurance	20.2	34.0	19.6	19.0	17.4	59.5%	116.0%
ATM Insurance	24.1	15.1	14.2	16.1	12.2	159.9%	197.9%
Mortgage Insurance	27.4	28.2	36.5	30.4	41.0	97.3%	66.8%
Life Insurance	205.4	240.7	158.5	161.1	172.8	85.3%	118.9%
Total	438.7	530.0	407.6	404.9	430.9	82.8%	101.8%

Asset Management and Other Services

Grupo Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A.U. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Financing segment. MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management and Others segment.

SAM

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its Premier funds family. As of December 31, 2019, SAM had Ps 16.8 billion of assets under management.

As of December 31, 2019, SAM had approximately 4,590 customers.

The PREMIER family of funds consists of 14 mutual funds: a Money Market Fund (Premier Renta Corto Plazo en Pesos), three Argentina short-term fixed income funds in Pesos (Premier Renta Plus, Premier Renta Fija Ahorro, Premier Capital), five Argentina fixed income and mixed income funds in Pesos (Premier Renta Fija Crecimiento, Premier Commodities, Premier Inversión, Premier Balanceado and Premier Renta Mixta), two Argentina fixed income funds in US dollars (Premier Renta Mixta en Dólares and Premier Performance), a variable income fund (Premier Renta Variable), an investment fund in SME securities (Premier FCI Abierto PyMEs) and a fixed income LatAm fund (Premier Global Dólares).

The money market fund showed an increase of 143%, mainly due to the investments of corporate and institutional customers, representing 79% of the managed funds in December 2019, as compared to 40% in December 2018.

The Argentina Short Term Fixed Income funds in Pesos (t+1) fell by 85%, and its share on the total managed funds fell to 3% in December 2019 as compared to 28% in December 2018. As from August, due to the devaluation and the rise of interest rates, the return became significantly volatile and corporate and individual customers began to redeem their funds. As from the last quarter, funds managed stabilized as a result of the low volatility of interest rates and exchange rates.

The Argentina fixed and mixed income funds in U.S. dollars recorded an 81% fall in terms of Pesos. However, in terms of its currency of origin the funds recorded a 90% fall. The share on the total managed funds fell from 21% in December 2018 to 3% in December 2019. In spite of the fact that during the last quarter of 2019 the downward trend ceased, investments in this segment have not yet recovered.

The Bank places funds through the face-to-face channel of its branch network, through its call center (centro integral de inversiones) and mainly through the home banking online channel.

In June 2013, SAM was ISO 9001 certified for meeting the requirements of the quality management system on “design and development, marketing, management, administration and control of mutual funds.” In October 2018, IRAM’s review audit recertified SAM, updated to the IRAM ISO 9001:2015 standard.

In April 2019 the Premier Global in Dollars was launched to the market, with investments in LatAm fixed income assets. These assets represent 5% of the funds managed by SAM, as per the average balance of December 2019.

InvertirOnline is an online platform that offers brokerage and savings and investment services, with a focus on improving the quality of life of persons, through the increase of their income.

As part of Grupo Supervielle, InvertirOnline can leverage its growth and take advantage of the synergy of the different businesses of Grupo Supervielle.

InvertirOnline’s assets under management amounted to Ps.12.5 billion as of December 31, 2019.

As of December 31, 2019,InvertirOnline had approximately 51,829 active customers located country-wide.

Corporate Social Responsibility

Grupo Supervielle has become an important leader in the Argentine financial system with a high visibility potential in its community actions. Its social engagement has grown on a sustained basis and, at present, Corporate Social Responsibility has a significant place in Grupo Supervielle’s agenda. In 2019 we continued focusing on our social and community activities with 20 programs grouped in 4 main lines of action: Education, Childhood, Senior Citizens, and Institutional Strengthening. In addition, during the year we launched three new environmental programs related to efficient management of energy, plastic reduction and technological scrap recycling.

Grupo Supervielle issues a Sustainability Report on a yearly basis, following the guidelines and standards established by the Global Reporting Initiative (GRI). The report surveys the achievements made and the challenges ahead in its ongoing commitment towards sustainability, describing the performance of the different companies controlled by Grupo Supervielle in the economic, social and environmental areas. In the process of drafting the 2019 report we conducted a new materiality assessment survey with our stakeholders to identify those issues that are relevant to the business.

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

In 2019, we carried out 20 programs. Three of our main programs are aimed at senior citizens and reached 7,675 individuals. Four programs target childhood and fighting poverty and malnutrition, seven are related to education and four are part of our institutional strengthening programs. We also supported 24 volunteering actions that 164 volunteers carried out in the City of Buenos Aires and Greater Buenos Aires, Mendoza, Córdoba and San Luis.

This past year we also started working on two projects related to sustainability: one related to the disposal of technological scrap, which includes recycling, and the other focused on the substantial reduction of single-use plastic and correct recycling in our biggest buildings.

Our Subsidiaries

Banco Supervielle S.A.

We own 97.10% of the share capital of the Bank and Sofital owns the remaining 2.79%. The Bank is a universal commercial bank and our largest subsidiary. When consolidated with CCF, the Bank accounted for 96.4% of our total assets as of December 31, 2019. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail and corporate customers.

According to the Central Bank, as of December 31, 2019, the Bank ranked 10 in terms of deposits, 8 in terms of total loans and 10 in terms of total assets among private banks in Argentina. In 2019, the Bank continued to be a leader among private banks with respect to the payment of federal benefits to senior citizens in terms of the number of payments made. The Bank is also one of the leading providers of (i) factoring services in Argentina with a 9.5% share among private banks as of December 31, 2019 and (ii) leasing services, with a market share estimated to be above 19% as of December 31, 2019.

As of December 31, 2019, the Bank on a consolidated basis had total assets for Ps.142.3 billion, a total loan portfolio of Ps.87.5 billion and total deposits for Ps.91.5 billion, and its shareholders’ equity totaled Ps.18.2 billion.

Cordial Compañía Financiera S.A.

In August 2011, we purchased CCF, a company formerly known as GE Compañía Financiera S.A., a financial services division of General Electric. GE Compañía Financiera had been operating for more than ten years in the Argentine market with financial products such as credit cards, personal loans, consumer loans and a wide range of insurance products.

The Bank owns 95% of CCF’s common shares and Grupo Supervielle owns the remaining 5%. As of December 31, 2019, CCF had total assets of Ps.8.1 billion, net shareholders’ equity of Ps.2.5 billion and a personal loan portfolio, credit card and car loan on balance of Ps.5.9 billion.

Since 2000, through an agreement with Walmart Argentina, CCF has had exclusive rights to promote and sell financial and credit products to Walmart Argentina customers nationwide, including Changomas stores. The Walmart Argentina agreement grants CCF access, on an exclusive basis, to a distribution channel that includes Walmart Argentina and Changomas stores located throughout Argentina and all future stores to be opened by Walmart Argentina during the term of the agreement. On July 6, 2010, CCF renewed the Walmart Argentina agreement through August 31, 2015 and in December 2014, CCF renewed the agreement again, through August 2020. A renewal of the agreement is currently being negotiated.

CCF specializes in specific credit products and financial consumer services. Its business model is based on offering financial products to mainly the middle and lower-middle-income sectors and is focused on two fundamental pillars:

(i)	Accessibility: Convenient services centered on the customer and adapted to the concept of multi-channel banking.
(ii)	Diversification: Products that satisfy the customers’ needs in every stage of life with personalized offers and differentiated value propositions.

The multichannel concept requires that CCF be present countrywide, and as of December 31, 2019 it was present in 22 provinces through 113 branches and three main channels of distribution:

•	Walmart Financial Services: Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Walmart Argentina, reaching approximately 309,000 customers as of December 31, 2019.
•	Tarjeta Branches: Through this channel, CCF offers financing to middle and lower-middle-income customers. This service has a strong presence in the Patagonia region, reaching approximately 36,600 customers as of December 31, 2019.
•	“Tu Crédito Hipertehuelche”: Through this channel, CCF offers loans, credit card origination and insurance through an exclusive agreement with Hipertehuelche Supermarkets, reaching approximately 11,800 customers as of December 31, 2019.

Tarjeta Automática S.A.

In December 2012 CCF began to market loans and credit cards under “$YA” and “Carta Automática” brands through Tarjeta branch channel which supplements the consumer division network.

Tarjeta consists of a network of branches created in 1996 with a strong positioning in the Patagonia region. At present it has 20 own branches in 9 provinces. CCF’s commercial strategy in this channel is to offer a wide ranche of financial services and insurance.

The channel’s objective is to reach the leadership in the Patagonia region through a differential proposal: services similar to those of a bank but with an approach similar to that of a regional financial entity. To meet the demand of our customers the network focuses on the marketing of loans as the gateway.

CCF is the leader in the consumer loan segment in the Carta Automática markets, with high satisfaction and brand awareness levels among its customers (source: 2018 Quantitative Survey).

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

The challenge for 2020 is to continue consolidating the current insurance business and to make the necessary developments for the issuance of health and unemployment insurance policies, among other, focusing on the entrepreneur and SMEs, medium and large companies, senior citizens and Consumer Financing segments. Additionally, work will be done to develop new sales channels and to assess all those products that contribute to the provision of financial services and insurance to customers.

Supervielle Asset Management S.A.

Through SAM, we have become a player in the mutual funds market with the “Premier” funds family.

As of December 31, 2019, SAM offered 14 mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its Premier funds family. As of December 31, 2019, SAM had U.S.$281 million of assets under management. Based on data from the Argentine Association of Mutual Funds, we estimate that we have a market share of approximately 2,12% of the mutual fund industry in Argentina and that SAM is ranked 18 out of 52 managers in the market.

Espacio Cordial de Servicios S.A.

Espacio Cordial was created in October 2012 and began operating in December 2012. The business was created to sell various types of goods and services related to insurance, tourism, health care plans and/or services and other goods and services set forth in its corporate by-laws.

As a result of the restructuring conducted in August 2018, Cordial Servicios became part of the consumer financing sector of Grupo Supervielle.

During 2019 Espacio Cordial continued operating in the direct and indirect channels already developed. The direct channel continued developing through sales points located at the Bank’s branches throughout the country, trading mainly home appliances, health care and security plans, prepaid services and tourism services. It was also present in the Carta Automática branch of La Plata, where the first prototype of integrated branch and home appliances outlet was launched, increasing the traffic in the branch and a larger product turnover. The home appliances category strategy continued seeking for stocks optimization and product mix under the motto: “Primer precio, Primera marca” (“Best price for a leading brand”) during 2019. The services and assistance category developed a new channel in partnership with Walmart, obtaining 100 additional sales points.

As regards indirect channels, the telephone channel continued to be used for the sale of prepaid health care services.

The digital channel, through Tienda Supervielle Marketplace, was used to sell home appliances, technology, home and furniture, sports, wellness and beauty, toys, perfumes, tires and accessories. As regards the tourism category, Tienda Supervielle continued growing as a sales channel, with the introduction of technological changes, a new “look & feel” and the integration to the Rewards program of Banco Supervielle, as the main vertical portal for flights and hotels. In March 2019 the corporate trip management platform was launched for Grupo Supervielle companies. New group packages were developed, fully managed by the area, offering domestic destinations under the Rewards Groups program for employees of the group’s companies.

The services and assistance category continued developing the digital channel with the sale of health care plans through a strong online strategy in the social media and developing digital self-management products for the companies of the consumer division and the launching of new digital products such as “Doctor en línea” (“Online doctor”).

In June 2019, the company purchased Deautos.com, a new and second-hand vehicle purchase and sale platform, one of the leading sites in its category with over 10 years in the market. The aim was to create a digital ecosystem, integrating and simplifying the offer of services and increasing the synergy with other Grupo Supervielle companies to deliver a higher customer experience through the best market offers.

During 2019, 41,500 home appliances were sold, which accounted for an income of over $186 million, and 137,000 service plans, which accounted for an income of over $501 million.

Micro Lending S.A.U.

MILA is a company devoted to originating car financing loans and was acquired by Grupo Supervielle on May 2, 2018.

In 2019, MILA originated car financing loans for a total of Ps.605 million from 3,316 transactions.

In 2019 a total of 440,452 new cars (76,990 of which were financed through car loans) and 1,592,965 used cars (61,603 of which were financed through car loans loans) were sold in Argentina.

Throughout 2019, MILA operated with six insurance companies, offering a wide array of products, and generated an income from these concepts that represents about 20% of the total income of MILA.

The goal for 2020 is to expand the placement of transactions. This goal will be pursued through three strategic pillars: (i) greater commercial efficiency, (ii) a greater capillarity to its network, and (iii) launch of new financial products while taking advantage from synergies within the group holding.

InvertirOnline.com

InvertirOnLine.com is a fintech Company which was established at the end of 2000 and was acquired by Grupo Supervielle from its founder in May 2018. At present InvertirOnline is an online platform that offers brokerage and savings and investment services, with a focus on improving the quality of life of persons, through the increase of their income.

In 2019 there was a 155% increase in the number of transactions made, as compared to 2018, totaling 1,123,000 transactions. In 2018 the number of transactions through InvertirOnline hit a record, with over 724,000 transactions. Also, the transacted amount in 2019 exceeded the Ps.76 billion, representing a 213% increase as compared to the previous year, and over 59,000 accounts opened by new customers during that period, which represents an increase of more than 750% as compared to the 7,800 accounts opened during the prior period.

During 2019 the services offered through the Invertironline.com platform continued to improve and in order to enhance the customer experience work continued to be done in the automatic crediting of online deposits, which enables the immediate transfer of funds made by customers.

During 2019, InvertirOnline offered 24x7 services for the purchase and sale of U.S. dollars to all of its customers.

As from August the amount of the maximum fee charged was reduced, and account maintenance and withdrawal charges were eliminated, thus attracting more customers to capital markets at very affordable costs and favoring financial inclusion.

With the same objective of facilitating market access to people countrywide, during this period the 100% digital onboarding was launched, therefore the account opening process is automatic, immediate and is available 24x7.

Since the beginning of 2019 InvertirOnline also started to offer the possibility to make transactions in the US market through different investment instruments, so as to diversify the assets invested in one of the largest markets at global level. This business has to comply with the FATCA and the IRS QI agreements.

Supervielle Productores Asesores de Seguros S.A.

On December 21, 2018, Supervielle Broker de Seguros S.A. was created. The company has the exclusive corporate purpose of carrying out the insurance intermediation activity, promoting the contract of life insurance, wealth and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle directly owns 95% of its share capital (and indirectly owns 100% of its share capital). The company was renamed Supervielle Productores Asesores de Seguros S.A and began operation in the second half of 2019.

The 2020 goal is to expand the offer to the group’s customers with a focus on the entrepreneurs and SMEs, SMEs and Medium and Large companies. This will improve risk management through the advice to customers, adding value to Grupo Supervielle’s comprehensive proposal.

A team of insurance experts will be working in every region so as to advice customers and create synergies to detect new business opportunities.

Bolsillo Digital S.A.U.

On June 12, 2019 Bolsillo Digital S.A.U. was created with the purpose of providing design, programming and development services for software, mobile phone applications, web pages and/or any other digital medium, commercializing products and services related to the management and processing of payments made by and in favor of third parties and developing and operate platforms and tools of payment methods of any type and in any of its forms.

Futuros del Sur S.A. (in process of changing its corporate name to Supervielle Agente de Negociación S.A.U.)

On December 18, 2019, Grupo Supervielle acquired 100% of the capital stock of Futuros del Sur S.A., a trading agent registered with the Argentine Securities Commission. Through this acquisition Grupo Supervielle seeks to expand the financial and investment services to institutional and corporate customers and increase cross selling in an efficient and profitable way.

Sofital S.A.F. e I.I.

Sofital S.A.F. e I.I. is a sociedad anónima whose main activity consists of holding participations in other companies.

As of the date of this annual report, Sofital holds 2.7944% of the capital stock of the Bank, a 5.0% of the capital stock of Cordial Servicios, 5.0% of the capital stock of Supervielle Seguros and 5.0% of the capital stock of SAM.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the national government in Argentina. Based on company estimates, the City of Buenos Aires had a GDP per capita in 2019 of approximately U.S.$28,000 and the INDEC estimated a population of approximately 2.9 million (approximately 7.2% of Argentina’s overall population) as of December 31, 2019. As of December 31, 2019, the unemployment rate in the City of Buenos Aires was 6.9%, same rate as of December 31, 2018. In terms of the banking sector, there are 855 bank branches (out of a total of 4,773 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. Based Company estimates, the Province of Buenos Aires had a GDP per capita in 2019 of approximately U.S.$7,000 and the INDEC estimate a population of approximately 15.6 million (approximately 38.9% of Argentina’s overall population) as of December 31, 2019. As of December 31, 2019, the unemployment rate in the Province of Buenos Aires decreased to 10.0% from 11.4% as of December 31, 2018. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,504 bank branches (out of a total of 4,773) bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Based on Company estimates, Mendoza had a GDP per capita in 2019 of approximately U.S.$7,000 and the INDEC estimated a population of approximately 1.7 million (approximately 4.3% of Argentina’s overall population) as of December 31, 2019. As of December 31, 2019, the unemployment rate in Mendoza increased to 7.3% from 5.9% as of December 31, 2018. In terms of the banking sector, there are 179 bank branches (out of a total of 4,773 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. The primary industries in the Province of San Luis are agricultural production and tourism. As of December 31, 2019, the unemployment rate in the Province of San Luis increased to 2.9% from 2.8% as of December 31, 2018. In terms of the banking sector, there are 50 bank branches (out of a total of 4,773 bank branches in Argentina) in the Province of San Luis.

Distribution Network

Our infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 316 access points, which include 185 bank branches, 13 banking payment and collection centers, 79 CCF sales points located in Walmart supermarkets, 34 consumer financing branches of Tarjeta and other points of sale, 5 Mila’s customer support offices, network of 393 car dealers and 536 ATMs, 217 self-service terminals and 202 Cash Dispensers with biometric identification..

As of December 31, 2019, the Bank’s loan portfolio to branches ratio, which we calculate by dividing the total amount of loans outstanding at the end of the period by the number of branches at the end of such period, was Ps.443.4, compared to Ps.393.0 million as of December 31, 2018.

The following table shows the detail of our distribution network:

Distribution Network
As of December 31, 2019
Banco Supervielle S.A. Branches	185
Banco Supervielle S.A. Sales and Collection Centers	13
Tarjeta Automática S.A. Branches	20
Tarjeta Automática S.A. Sales and Collection Centers	14
Cordial Compañía Financiera Sales Points	79
Micro Lending S.A.U.	5
ATMs	536
Self-service Terminals	217
“Caja Rapida” - Cash Dispensers with biometric identification	202

Deposits

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2019:

	Year ended December 31, 2019
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Deposits	91,477.5	64,6%	2,763,956	67.2%
Other Liabilities	50,121.5	35,4%	1,347,676	32.8%
Total	141,599.0		4,111,632

	Year ended December 31, 2019
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Checking accounts	12,127.0	13.3%	550,907	19.9%
Saving Accounts	40,774.2	44.6%	1.189,573	43.0%
Time deposits	28,350.9	31.0%	802,404	29.0%
Other deposits	10,225.4	11.2%	221,072	8.0%
Total	91,477.5		2,763,956

Due to the importance of the franchise of our deposit network, retail plus senior citizens deposits in Pesos continued to account for a significant portion of total deposits. As of December 31, 2019, retail plus senior citizens deposits in Pesos represented 55% of total deposits.

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2019, we had a loan portfolio of Ps.92.2 billion (equivalent to U.S.$1.5 billion converted to U.S. dollars at the reference exchange rate as of December 31, 2019).

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

Loans to individuals (personal loans, credit card loans, car loans and mortgages) are priced only on a fixed rate basis. UVA Mortgage loans and some UVA car loans principal is adjusted for inflation. Loans to small businesses and SMEs are priced on both a fixed rate and floating rate basis as follows:

•	Fixed rate: promissory notes (checking and invoice discounts, work certificates for government projects and warrants), overdrafts, foreign trade loans, automobile, personal loans and mortgages with adjustable principal, based on inflation.
•	Floating rate: automobile and other secured loans, receivables from financial leases.
•	Both rates: corporate unsecured loans.

Risks

Below we list our loan categories from lowest risk to highest risk in terms of repayment ability and historical default rates:

(1)	Promissory notes (checking and invoice discounts and warrants)
(2)	Receivables from financial leases
(3)	Foreign trade loans
(4)	Mortgage loans
(5)	Corporate unsecured loans
(6)	Corporate credit cards
(7)	Overdrafts

(8)	Automobile and other secured loans
(9)	Personal loans and credit card loans (from the Personal and Business segment)
(10)	Personal loans and credit card loans (from the Consumer Financing segment)

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

Warrants. Warrants are granted to finance working capital needs for producers or sellers of commodities or non-commodities such as sugar, soy, wheat, corn, sunflower, peanuts, cotton and yerba mate. We take collateral in respect of the warrants for at least 20% to 35% in excess of the value of the products, depending on the type of product. The most significant risk we face when extending warrant financing relates to the quality and preservation of the underlying assets. To mitigate this risk, we select third-party companies to assess and monitor the value and quality of the underlying products. We establish maximum warranty amounts ranging from U.S.$5.0 million to U.S.$ 40.0 million depending on the type of product. We set interest rates for our warrants based on the term of the warrant and the quality of the underlying product.

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

Corporate unsecured loans

Corporate financial loans. Our corporate financial loans finance short term working capital needs of up to one year or medium term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.150 million. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors: the shareholders and management of the borrower, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to small businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.150 million. The maximum loan assistance that we provide is Ps.12.5 million for unsecured loans and Ps.16.6 million for factoring services. Our general policy is that our small business loan portfolio be composed 50% of unsecured loans and 50% of secured loans and factoring transactions. The Bank’s branches may grant up to Ps.2.5 million of unsecured loans and Ps.3.3 million of factoring transactions, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

Personal loans and credit card loans (from the Personal and Business Banking segment)

Our Personal and Business Banking segment originates loans based on scoring systems and policies specifically tailored to our Plan Sueldo services, pension and retiree services and general clientele. For a detailed discussion of the Bank’s credit application process, credit monitoring and review process and the risks associated with personal loans and credit card loans, See “ —Credit Risk Management—Banco Supervielle S.A.”

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

The maximum amount of our personal and consumer loans is Ps.0.2 million, while the average loan as of December 31, 2019 was Ps.32,500. The average term of our personal and consumer loans as of December 31, 2019 was 17 months, with a maximum of 60 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

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

With regard to individuals, in addition to the payroll customers and senior citizens, the retail banking is specially focused on entrepreneurs and SMEs as well as the Identité customers

We believe that loan portfolio diversification is a staple of the Bank’s credit risk management objective of distributing risk appropriately by economic segment, client type and loan amount. The same importance is given to the risk mitigation mechanisms that ensure adequate risk coverage, such as the use of credit instruments in the corporate segment that cover substantial amounts of the loan. Finally, we continuously use early detection processes to monitor the performance of the loan portfolio.

Credit Risk Measuring Models

The Bank relies on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses and minimum capital requirements. These models include:

•	Credit risk measurement models. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ default (probability of default (“PD”)), as well as the exposure assumed with them (EAD—Exposure at the time of default) and the proportion of each unfulfilled loan that the Entity is able to recover (Loss in the event of default (“LGD”)). Based on these parameters, the expected loss (“PE”) and economic capital are estimated. As a result of this, a methodological and developmental plan has been developed in order to calculate the Risk Adjusted Return (“RAROC”) at Banco Supervielle in order to optimize the management linked to Credit Risk.
•	Expected Losses Calculation. This is calculated based on the results of the PD, EAD and LGD models. The expected loss calculation analyzes portfolio information to estimate the average value of loss distributions for a one year time horizon in the case of performing loans and for a lifetime horizon in the case of underperforming or non-performing loans.
•	Minimum Capital Requirement Calculation. This is represented by the difference between the portfolio’s risk value and expected losses within a 99.9% confidence interval for individuals and 99.0% confidence interval for corporate customers. We have two minimum capital requirement models (one for corporate customers and one for individuals), which include the economic capital required for our concentration risk and securitization risk.

Allowance for Loan Losses

a)	Definition

Grupo Supervielle recognizes an impairment in the value to financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts that are not measured at fair value.

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

For the purposes of estimating the impairment amount, and in accordance with its internal policies, Grupo Supervielle classifies its financial instruments (financial assets, commitments and guarantees) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

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

•	Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, Grupo Supervielle individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate

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

•	Collectively: Grupo Supervielle also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking subject to a standardized risk management.

For the purposes of the collective assessment of expected credit losses, Grupo Supervielle has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors’ capacity to pay are considered.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor’s sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grupo Supervielle performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

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

For the estimation of the parameters used in the determination of the allowance for loan losses (EAD – Exposure at Default, PD – Probability of Default, LGD – Loss Given Default), Grupo Supervielle based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment models under IFRS 9.

•	EAD: is the amount of risk exposure at the date of default by the counterparty.
•	PD: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.

•	LGD: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the collaterals associated with the operation and the future cash flows that are expected to be recovered.

The definition of default implemented by Grupo Supervielle for the purpose of calculating the impairment provision models is based on the requirements of IFRS 9, which considers that a “default” exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is delinquent for more than 90 days with respect to any significant credit obligation.

Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due for commercial loans is used as an additional, but not primary, indicator of significant risk increase due to the credit evaluation complexity and as a result of studies that show a low correlation of the significant risk increase with this past due threshold. In order to do so other information is taken into account as financial and economic analysis, repayment capacity, among others.

Assets with low credit risk at the reporting date: Grupo Supervielle assesses the existence of significant risk increase in all its financial instruments.

For the estimation of the expected credit losses, the prospective information is taken into account. Specifically, Grupo Supervielle considers three prospective macroeconomic scenarios, which are updated periodically, for a time horizon of 12 months. Grupo Supervielle considers the following variables for estimating expected credit losses on the different scenarios:

Parameter	Segment	Macroeconomic Indicator
Probability of Default	Retail	Real Wage
	Corporate	Interest Rate
	Consumer Finance	Monthly Economic Activiy Estimator
Loss Given Default	Retail	Private sector real wage

Country Risk Management

Country risk arises from losses in investments or loans to individuals, corporations or governments, due to adverse changes in a foreign country’s economic, political or social environment. The risk is present in loans granted to non-residents, loans in which the borrower’s or its guarantor’s solvency is significantly tied to another country’s circumstances, investments made abroad and contracts with foreign service providers.

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

Credit Monitoring and Review Process

It is the Bank’s policy to continually track and monitor risk in order to anticipate or foresee changes in the macroeconomic environment and anomalies that may affect the course of customers’ activities and the repayment of loans. The Management and Credit Administration Department traces alert indicators for signals that may affect credit collection. Signals could be late payments of more than 30 days, alerts from credit bureaus, lawsuits from third parties, customers or suppliers and bounced checks. Action plans are in place to anticipate or mitigate potential nonperformance situations. The Credit and Risk Departments tracks alert indicators by:

•	analyzing loan portfolio evolution;
•	verifying compliance with credit regulatory requirements;
•	reviewing the factoring portfolio on a daily basis by operation, maturity, concentration, direct and indirect risk;
•	verifying and analyzing customer arrears;

•	detecting market alerts, customer behavior in the market and the financial system, lawsuits, etc.;
•	proposing action plans;
•	involving the Corporate Committee and the Small Enterprises Committee;
•	reporting customer alerts to officials and managers; and
•	establishing allowances for estimated loan losses.

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit (in millions of Pesos)
		Unsecured	Secured
House Limit (Senior Committee + Board of Director’s Chairman)		Total Maximum Approval Limit
Credit Approval	Senior Committee (Credit Manager + Commercial Coordinator Manager + CEO + Credit Coordinators + One Member of the Board of Directors)	300	300
Committee	Coordinating Officers Committee (Credit + Corporate Banking)	80	140
Corporate Banking	Regional Committee (Credit Manager or Credit Officers + Commercial Manager)	40	70
Retail Financing	Small Businesses (Retail Credit Manager + Commercial Manager)	25	35
	Small Businesses (Retail Credit Manager or Credit Supervisors)	25	35
	Retail Automatic credit analysis process	1.5	—
	Retail Manual credit analysis process	—	10

The Risk Management Committee has the following responsibilities regarding credit policies:

•	Approves credit retail policies and oversees correct implementation and compliance with such policies.
•	Defines credit evaluation criteria, including the cut-off points concerning scoring models, minimum income levels required and others.
•	Monitors the evolution of the credit portfolio.

Recovery Process

The Bank’s Recovery Area handles the collection of past due credits. Collections are handled by different units for individual and corporate customers.

With respect to individual customers, the Recovery Area begins a collection process when credits become past due by three days. The recovery team issues automatic notice actions from the 3rd to the 8th past due days in order to warn the customers. After this period, the collection of the overdue credit is handled by a third-party collection agency. After 150 days, the Recovery Area determines whether the past due credit should be sent to a different collection agency or it made subject to legal proceedings.

In the case of corporate clients and SMEs, payment defaults are analyzed on a case-by-case basis, taking into consideration the loan amount and the number of days in arrears, among other factors. The Early Delinquency area of the Recovery Management once a week monitors clients overdue more than 15 days. As the delay progresses, the members of that team assist the commercial officers and join the direct management of the case for its solution: structuring, extension of terms, refinancing with the aim of improving the debt profile and obtaining better guarantees. If the SMEs and corporate clients’ obligatios have been due for more than 90 days, or if they request their Extrajudicial Preventive Agreement, Bankruptcy or reorganization process (Concurso Preventivo) or there are indications of insolvency, they enter under the orbit of the direct management of the Recovery team that determines whether to treat the case internally or refer ir to a law firm. The Recovery Department can participate in out-of-court and judicial settlement negotiations and approve debtor payment proposals in amounts for up to Ps. 10 million. Likewise, the Recovery Department meets in forums with the commercial areas to review the totality of cases overdue for more than 30 days. In the case of SME the forums are biweekly and in the case of corporate clients they are monthly. In these forums, the commercial, credit, or recovery areas can present proposals to the Coordinating Committee on how to deal with loan defaults that are beyond their reach.

This process allows the Recovery Department to manage risk earlier and also take steps such as refinancing a loan, reducing interest, or improving a guarantee.

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

CCF and Tarjeta

CCF and Tarjeta carried out a reengineering of the application assessment process to update its processes and assessment systems. This reengineering allowed CCF and Tarjeta a faster and more flexible implementation of its credit policy. The assessment process continues to be centralized and seeks to automatize and streamline most controls using information available from credit bureaus (such as Equifax) or, Central de Deudores (“Debtors Central”).

However, the management of credit policies was included in the Integral Risk Committee, securing a more encompassing view of the assessment of said policies.

Since late 2018 changes were implemented to the origination and cross selling policies intended to improve credit portfolio and guarantee loan repayment capacity in all segments, particularly those more exposed to the macroeconomic context’s uncertainty. In addition, the internal behavior scoring model used in cross selling activities was improved and updated, and an improved model is being developed for the evaluation of leads and customers without the required length of bank-customer relationship.

Income prediction models provided by credit bureaus were added to the existing processes, thus improving the repayment capacity assessment and limiting customer indebtedness.

Taking into account the increase of the nonperforming portfolio ratio during 2018, a thorough review was conducted and changes were implemented in strategies and collection teams so as to offer adequate assistance to nonperforming customers. Statistical tools were added to set collection management priorities, introducing data enrichment processes and improving collection agencies’ allocation and control tools.

As a result of all those changes and adjustments in credit and collection processes, indicators of early non-performing loans and non-performing portfolios stabilized during the second half of 2019.

Information Technology and Operations

During 2019, the Corporate Technology and Operations Management of the Bank continued adapting its functional scheme to its strategy, in line with the business, and enhancing the existing capacity.

The area’s strategic planning was updated, with a three-year plan, incorporating digital capacities as a way to achieve an external differentiation and consolidate the Banks’s positioning in the domestic market. The guidelines of the Corporate Management of Technology and Operations result from the strategic lines defined by the business. Such guidelines include the evolution of technology and systems (through evolution of their technological architecture to ensure an efficient processing model with adequately managed and contained technological risks), acceleration of the digital transformation (implementing the capacities required to build a new digital business); excellence in operational processes (putting up a technological operational model based on the best practices ensuring an efficient management of technological services and supporting the transformation of operational processes) and the search for a high performance organization (setting up a result oriented organization with clear cut roles and responsibilities and service vision).

This update on the strategic planning was done on the basis of two pillars: execution of plans related to business strategic projects (initiatives executed in line with the Bank’s strategies) and the definition and execution of strategic IT plans that pave the way for the evolution in areas such as technological infrastructure, applications, service operation, quality and governance.

The business’ strategic projects were grouped in 5 programs: Cash Management, Digital Banking, Service Model, Senior Citizens, Commercial Platform and Efficiency. Within these programs the following projects are worthy of mention: a technological solution was developed for e-cheque management, implementation continued of a new queue management solution, advance was made on Plan Sueldo onboarding programs and on the new scoring and offer system and a new tool was implemented for campaign management.

The strategic IT projects are grouped in five chapters: Applications, Quality, Technological Infrastructure, Service Operation and Security. They include the new reengineering of the entity’s batch process, launching of API for cards, individuals, signatures and powers of attorney, reengineering of ESB services, improvements in credit card app, migration of all terminals to Windows 10, improvements in networking and in data architecture and implementation of a new tool for application.

CCF

During 2019, the Information Technology area of CCF, aligned with the corporate general strategy, worked on the exploration and implementation of new technologies to offer a competitive, innovative and flexible value proposition, and started transitioning to digital transformation, through the implementation of new platforms, apps and processes.

The creation of the Digital Strategy area, focused on onboarding and customer experience, was key for the consumer segment.

Thus, the “Mobile” app continued evolving, offering new capabilities that enhance experience, enabling new services and customer service models (100% digital).

Digital Transformation

In 2019, we have made significant progress on Digital Transformation. Increasingly, customers want and expect to engage with us anytime from anywhere. Our digital strategy is aimed at responding to that demand. We have a three-prongued approach:

•	Transformation of core businesses (banking, consumer financing and insurance) to enhance customer experience, agility and efficiencies. For example, we recently launched a groundbreaking senior citizens app which addresses their transactional needs and launched a 100% digital onboarding platform for new customer acquisition.

•	Development of digital attackers to broaden access to financial services. This includes Invertir Online, our online broker, and a new digital brand to be launched in the coming months which will refocus our strategy in the consumer financing business and allow acquisition of multisegment clients with full digital financial services.
•	Development of an ecosystem by building traffic from financial services into new spaces enhancing and deepening customer engagement.

In April 2019, the COO of the Bank was appointed. The COO leads the Bank’s digital transformation, ensuring its adequate implementation organization-wide. Digital transformation involves the use of new working methodologies, new technologies and a strong cultural change within the organization. Agile methodologies are implemented in response to current needs, where the willingness to change and the prompt delivery of value are a competitive advantage. Under this methodology, independent and highly efficient work teams are formed with short turnaround times.

Digital Innovation Developments

The strong belief that Fintech capabilities have a direct impact on the “customer centric” culture boosted the creation of the Fondo Corporativo de Capital Emprendedor (Fideicomiso Fintech Supervielle I), which allows the Bank to partner with Fintech companies (digital solutions applied to finance) and Insurtech companies (digital solutions applied to insurance) which are within the strategic verticals of Grupo Supervielle. The goal is double fold: to generate a financial profit from investments made and to create commercial synergies to add mutual value.

With the vision to create incremental business opportunities for the companies of the portfolio and of Grupo Supervielle, four investments were made: 123Seguro, an online car insurance broker; Increase, a financial solutions platform for stores and businesses; Avancargo, a Company that uses technology to facilitate cargo freight contracts to match demand and supply; and more recently, in January 2020, Blended, a comprehensive school management platform for kinder, primary and secondary levels.

The Bank continues participating in the Arfintech fund together with another 7 local capital Banks and participates in investment rounds; the Arfintech fund portfolio already has 10 companies in the insurance, payment, security, SMEs and blockchain segments.

Bolsillo Digital SAU

With the aim of broadening the portfolio of product and services offered by Grupo Supervielle, we have created Bolsillo Digital S.A.U. This company is a fintech that belongs to the collecting payment’s industry. It will design, program and develop products and services related to the management and processing of payments, offering payment solutions to retail businesses and individuals. Mobile POS and mobile wallet will be the first products to be launched during 2020. Commercial efforts will be directed, initially, to the Cuyo Region where the Bank is one of the main market players.

Bolsillo Digital will enrich Supervielle’s value proposition in those client segments, and will also seek to establish new sales alliances & partnerships with social, educational and public institutions based on possibilities and flexibility of mobile payments and wallet platforms.

Competition

Retail Banking, Corporate Banking and Treasury

The Argentine financial system remains highly fragmented compared to the rest of Latin America.

As of December 31, 2019, the Argentine financial system had 78 financial entities, of which 63 were banks 13 public and 50 private). In terms of ownership, as of December 31, 2019, while the participation of the public sector was 20.6%, the portion of banks controlled by Argentine entities represented 54.0% and the portion of banks controlled by foreign entities represented 25.4%.

As of December 31, 2019, the number of financial companies was 15, six of which were controlled by Argentine entities and nine of which were controlled by foreign entities, and only one credit union remained.

Digital Banking

In recent years, following the main global trends, digital banking begins to develop in Argentina. As of December 31, 2019, the main digital banks were: Wilobank, Brubank, Rebanking, Openbank, Naranja, Wenance and Ualá. The main features of each are outlined below:

(1). Wilobank offers credit cards even to unbanked people. It operates with a virtual card that will replace Mastercard Contactless. (2). Brubank offers savings accounts in Pesos and U.S. dollars and loans and transfers from an app. It uses contactless technology and allows purchases made with debit card to be paid in installments, allowing the partition of the expenses. (3). Rebanking aims at the lowest economic sectors with a corresponding banking offer. (4) Openbank, owned by the Santander Group, offers savings accounts, credit cards, loans and facilitates investments. In Spain it already has more than one million customers. (5). Naranja, owned by Banco Galicia, has more than 1 million of digital users. This company developed an app that enables merchants and professionals billing by using a dongle. (6). Wenance has two platforms: one for people who are in remote areas (not near branches) and the other one is aimed at unbanked people, enabling them to operate through the mobile phone. (6). Ualá is associated with the prepaid MasterCard and allows people to pay for services and bill payment service by scanning a barcode from the mobile phone.

Competitive Framework

We were one of the top 10 private banks in the Argentine financial system with respect to loans, deposits, assets and equity as of December 31, 2019, as presented in the following tables (figures are expressed in original currency and not adjusted for inflation):

	As of December 31, 2019
	Total Assets
	(in millions of Pesos)	Share of Total (%)
Banco Santander Río S.A.	621,110.3	15.2%
Banco de Galicia y Buenos Aires S.A.	596,094.4	14.6%
BBVA Banco Francés S.A.	431,493.2	10.6%
Banco Macro S.A.	425,324.1	10.4%
HSBC Bank Argentina S.A.	298,800.6	7.3%
Credicoop Cooperativo Limitado	232,241.3	5.7%
ICBC S.A.	224,501.6	5.5%
Citibank N.A.	189,245.0	4.6%
Banco Patagonia S.A.	188,176.2	4.6%
Banco Supervielle S.A.	138,034.4	3.4%
Nuevo Santa Fe	93,537.2	2.3%
Banco Hipotecario S.A.	83,065.1	2.0%
Itau Argentina	80,362.2	2.0%
Others	486,876.9	11.9%
Total Private Banks	4,088,862.5

Source: Central Bank

	As of December 31, 2019
	Total Loans
	(in millions of Pesos)	Share of Total (%)
Banco de Galicia y Buenos Aires S.A.	302,307.5	18.3%
Banco Santander Río S.A.	266,431.1	16.1%
Banco Macro S.A.	218,772.0	13.3%
BBVA Banco Francés S.A.	184,200.4	11.2%
HSBC Bank Argentina S.A.	107,099.7	6.5%
ICBC S.A.	94,123.4	5.7%
Banco Patagonia S.A.	83,241.0	5.0%
Banco Supervielle S.A.	78,851.4	4.8%
Itau Argentina S.A.	40,261.6	2.4%
Banco Hipotecario S.A.	39,013.4	2.4%
Credicoop Cooperativo Limitado	37,665.6	2.3%
Citibank N.A.	33,115.8	2.0%
Nuevo Santa Fe	32,975.1	2.0%
Others	132,849.7	8.0%
Total Private Banks	1,650,907.7

 Source: Central Bank

	As of December 31, 2019
	Total Deposits
	(in millions of Pesos)	Share of total (%)
Banco Santander Río S.A.	474,903.3	17.2%
Banco de Galicia y Buenos Aires S.A.	397,839.6	14.4%
BBVA Banco Francés S.A.	293,411.8	10.6%
Banco Macro S.A.	262,383.5	9.5%
HSBC Bank Argentina S.A.	219,362.3	7.9%
Credicoop Cooperativo Limitado	184,876.4	6.7%
ICBC S.A.	128,485.1	4.6%
Citibank N.A.	119,830.1	4.3%
Banco Patagonia S.A.	119,535.4	4.3%
Banco Supervielle S.A.	89,737.1	3.2%
Nuevo Santa Fe	69,869.9	2.5%
Itau Argentina	48,359.3	1.7%
Banco Comafi S.A.	44,226.1	1.6%
Others	310,825.5	11.2%
Banco Santander Río S.A.	474,903.3	17.2%
Total Private Banks	2,763,645.4

Source: Central Bank.

When consolidated with CCF, we were one of the top five private banks in the Argentine financial system with respect to personal loans as of December 31, 2019, as presented in the following table (figures are expressed in original currency and not adjusted for inflation):

	As of December 31, 2019
	Personal Loans
	(in millions of Pesos)	Share of total (%)
Banco Macro S.A	55,586.5	23.2%
Banco Santander Río S.A.	26,564.9	11.1%
Banco de Galicia y Buenos Aires S.A.U.	22,281.1	9.3%
BBVA Banco Francés S.A.	19,969.3	8.3%
Banco Supervielle S.A.(1)	16,844.5	7.0%
Nuevo Banco de Santa Fe	13,781.9	5.8%
Banco Patagonia S.A.	8,388.8	3.5%
Nuevo Banco de Entre Rios	7,259.4	3.0%
Banco Hipotecario S.A.	6,305.4	2.6%
ICBC S.A.	5,644.8	2.4%
HSBC Bank Argentina S.A.	5,464.5	2.3%
Otros	51,470.9	21.5%
Financial Private System	239,562.0

Source: Central Bank.

(1)	Consolidated with CCF.

We were one of the top five private banks in the Argentine financial system with respect to leasing, as presented in the following table as of December 31, 2019 (figures are expressed in original currency and not adjusted for inflation):

	As of December 31, 2019
	Leasing
	(in millions of Pesos)	Share of total (%)
Banco Comafi S.A.	3,972.4	24.7%
Banco Supervielle SA	3,186.7	19.9%
Banco de Galicia y Buenos Aires S.A.	2,332.2	14.5%
BBVA Banco Francés S.A.	1,660.2	10.3%
HSBC Bank Argentina S.A.	1,191.9	7.4%
ICBC S.A.	610.7	3.8%
Credicoop Cooperativo Limitado	521.4	3.2%
Banco Patagonia S.A.	509.1	3.2%
Banco Santander Río S.A.	479.9	3.0%
Citibank N.A.	352.0	2.2%
Others	5,209.2	32.4%
Total Private Banks	16,053.3

Source: Central Bank

The Bank, when consolidated with CCF, ranked second among private banks in the Argentine financial system with respect to MasterCard active accounts as of December 31, 2019 as presented in the following table:

		As of December 31, 2019
		MasterCard active accounts with billing statement
1	Banco de Galicia y Buenos Aires S.A	10.3%
2	Banco Supervielle S.A.(1)	9.3%
3	BBVA Banco Francés S.A.	8.2%
4	Banco Macro S.A.	6.0%
5	Banco Patagonia S.A	5.7%
6	HSBC Bank Argentina S.A.	4.8%
7	Industrial and Commercial Bank of China (Argentina) S.A.	3.6%
8	Banco Itaú Argentina S.A	1.9%
9	Banco Columbia S.A.	1.9%
10	Banco Comafi S.A.	1.2%

Source: First Data Cono Sur S.R.L.

(1)	Consolidated with CCF.

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

Source: Central Bank.

Taking into consideration total loan portfolio and receivables from financial leases portfolio, total loans and leasing market share was 5.0% as of December 31, 2019.

The graph below shows a comparison of the Bank’s loan portfolio CAGR as of December 31, 2019 compared to the average loan portfolio CAGR of Argentine private Banks and the private financial system (excluding public banks).

Source: Central Bank. Figures are expressed in Pesos in original currency and not adjusted for inflation.

The graph below shows a comparison of the Bank’s loan portfolio growth compared to the average loan portfolio growth of the Argentine financial system.

Loan portfolio growth
27,0%
37,1%
28,0%
30,9%
57,6%
53,6%
32,1%
14,9%
27,0%
30,5%
18,6%
37,7%
36,7%
45,6%
31,5%
19,4%
8.593
10.916
14.970
19.166
25.078
39.521
60.693
80.172
92.155
2011
2012
2013
2014
2015
2016
2017
2018
2019
Grupo Supervielle total loans - incl. secutitized loan portfolio (before allowances)
Grupo Supervielle loan growth
Financial system (excl. public banks)

Source: Central Bank. Figures are expressed in Pesos in original currency and not adjusted for inflation.

Consumer Financing

CCF offers its products primarily to the middle and lower middle income sectors. CCF’s main competitors can be divided into two groups: (1) those that are not subject to Central Bank oversight such as Tarjeta Naranja, Tarjetas Cuyanas and Credial and (2) those that are subject to Central Bank oversight such as Compañía Financiera Argentina and Banco Columbia.

With respect to its Walmart Argentina private label credit card, CCF’s primary competitors in terms of the types of products offered are Tarjeta CENCOSUD (issued at Jumbo and Easy and used in Jumbo, Easy, Disco, Vea and Blaisten), Tarjeta Carrefour (issued and used exclusively at Carrefour) and Tarjeta Coto (issued and used exclusively at Coto). However, CCF was the first to also issue an open MasterCard credit card, therefore operating in the banking and retail sectors. Currently, Tarjeta CENCOSUD is the only other competitor with a similar strategy. In addition, CCF is the sole provider of in store personal cash loans and consumer loans that may be granted and used immediately at the retail stores.

Tarjeta’s competitors vary in terms of region and type of product. Competitors in the lending space include Compañía Financiera Argentina, Banco Columbia, Credil, Corefin and Empresur. In terms of the credit card space, Tarjeta’s main competitor is Tarjeta Naranja, followed by regional competitors.

MILA is a financial company focused on car financing solutions that had been providing products in the Argentine market for almost 14 years. MILA’s main competitors can be divide into two groups: (1) those that are banks or financial companies such as Santander, ICBC, BBVA, MG Group and HSBC and (2) those that are financial institutions owned by car manufacturers such as Renault Credit, Fiat Credito and Peugeot Finance. MILA’s main product is car loan with pledge that helps to maintain a low risk level portfolio. Currently MILA is ranked as one of the top five players in the new car financing market with 3.0% market share and achieved the fifth position in the used car financing market with 4.9% market share (source ACARA, December 2019). Regarding its distribution channel, MILA sells its products through 393 active dealers that allow the company to have presence in the whole country.

Mutual Funds

With respect to the mutual fund market, based on the Chamber of Mutual Funds information we estimate our market share was 2.12% as of December 31, 2019, and that SAM is ranked eightteenth out of 52 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I., Itaú Asset Management S.A.S.G.F.C.I., HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

According to BYMA information, InvertirOnline ranked 3 out of 205 broker With respect to the InvertirOnline operations, according to BYMA, as of December 31, 2019, our equity trading volume market share was 3.3% and InvertirOnline was ranked 8 out of 235 brokers.

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

Banking Regulation and Supervision

Central Bank Supervision

Since September 1994, the Central Bank has supervised the Argentine financial institutions on a consolidated basis. Such institutions must file periodic consolidated financial statements that reflect the operations of head offices or parent companies, as well as those of their branches in Argentina and abroad, and their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

Permitted Activities and Investments

The FIL governs any individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the FIL and by related Central Bank regulations. Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter (“OTC”) markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the FIL and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Furthermore, according to the rules regarding “Complementary Services of the Financial Entities and Allowed Activities”, as amended, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700 as amended by Communication “A” 6342, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of that rule.

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

Liquidity and Solvency Requirements

As of 1994, the Central Bank supervision of financial institutions is carried out on a consolidated basis. Therefore, all the documentation and information filed with the Central Bank, including financial statements, must show the operations of each entity’s headquarters and all of its branches (in Argentina and abroad), the operations of significant subsidiaries and, as the case may be, of other companies in which such entity holds stock. Accordingly, all requirements relating to liquidity, minimum capital, risk concentration and bad debts’ reserves, among others, are calculated on a consolidated basis.

Legal Reserve

Pursuant to the FIL, we are required to maintain a legal reserve to be funded with no more than 20% and no less than 10% of yearly income. Notwithstanding the aforementioned, pursuant to Central Bank rules, we are required to maintain a legal reserve which is funded with 20% of our yearly income determined in accordance with such rules. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders. For further information, please see “Item 5. Operating and Financial Review and Prospects–Item 5.A Operating Results.”

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

Unless otherwise indicated, the regulations described in this section should be applied to financial information of the banks calculated in accordance with Central Bank rules. IFRS differs in certain significant respects from Central Bank rules.

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

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with CCF:

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2019		2018		2017
	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	7,164,842		6,090,341		4,710,391
Allocated to Bank premises and equipment, intangible assets and equity investment assets	826,133		370,233		191,549
Market risk	251,739		301,724		121,155
Interest rate risk	—		—		—
Public sector and securities in investment account	11,472		96,882		131,109
Operational risk	2,349,952		1,486,516		1,016,501
Required minimum capital under Central Bank rules	10,604,138		8,345,696		6,170,705
Basic net worth	16,991,091		11,847,865		9,903,099
Complementary net worth	1,033,734		1,163,939		913,256
Deductions	(2,999,716)		(867,798)		(386,192)
Total capital under Central Bank rules	15,025,109		12,144,006		10,430,163
Excess capital	4,420,971		3,798,310		4,259,458
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets(1)	15.6%		15.30%		13.9%
Average shareholders’ equity as a percentage of average total assets	10.4%		9.9%		10.5%
Total liabilities as a multiple of total shareholders’ equity	7.1	x	9.4	x	8.2	x
Cash as a percentage of total deposits	28.2%		35.1%		18.2%
Tier 1 Capital / Risk weighted assets	10.8%		10.8%		12.6%

(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.
(2)	Nominal values without inflation adjustment.

As of December 31, 2019, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 10.8%, just as it was as of December 31, 2018. Including Ps. 645 million retained at the holding company which are available for future capital injections to our subsidiaries in order to fund our growth strategy, the consolidated pro-forma Tier 1 Capital ratio as of December 31, 2019 stood at 11.3%. Supervielle’s Tier 1 ratio coincides with CET1 ratio.

As of December 31, 2019, the Bank’s total capital ratio on a consolidated basis with CCF was 11.6% compared to 11.9% at December 31, 2018. Including Ps.645 million retained at the holding company which are available for future capital injections to our subsidiaries in order to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2019 stood at 12.1%.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Central Bank rules regarding to “Financial Entities Minimum Capital”, as amended).

Basic minimum capital

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

COn1 includes the following net worth items: (i) capital stock (excluding preferred stock), (ii) non-capitalized capital contributions (excluding share premium), (iii) adjustments to shareholders’ equity, (iv) earnings reserves (excluding the special reserve for debt instruments), (v) unappropriated earnings, (vi) other results either positive or negative, in the following terms:

•	with respect to results from prior fiscal years, 100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;
•	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;
•	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and
•	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

(vii)        Other comprehensive results:

(a)	100% of the results registered in the following items belonging to the account “Other comprehensive cumulative results” for the most recent audited quarterly or annual financial statements:

•	Revaluation of property, plant, and equipment and
•	intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income.
(b)	100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section (a). The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of points 8.2.1.5. or 8.2.1.6., as the case may be of Central Bank’s rules regarding “Financial Entities Minimum Capital”.
(viii)	share premiums of the instruments included in COn1, and, in the case of consolidated entities, and
(ix)	minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

Deductible Items

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of Central Bank rules regarding “Financial Entities Minimum Capital”, as amended.

Items deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) intangible assets; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (l) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (m) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Secured Assets” (n) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (o) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (p) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (q) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of the rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

The items mentioned in the previous points will be reduced, if applicable, by the deductible concepts provided in point 8.4.2 of the rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, which are described below.

Moreover, debt instruments included under Can1 must comply with the following requirements:

(1)	Must be totally subscribed and paid in full.
(2)	Must be subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.
(3)	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.
(4)	They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.
(5)	After five years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the prior authorization of the Superintendency, (ii) the entity does not create any expectations regarding the exercise of the purchase option, and (iii) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.

(6)	Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.
(7)	The financial entity can pay dividends/interest coupons at any time, and at its sole discretion, which shall not be considered a default in itself and shall not grant bondholders the right to claim the conversion of their notes into ordinary shares. Furthermore, there shall be no restrictions to the financial entity, except with respect to dividend distribution to the shareholders.
(8)	The payment of dividends/interest coupons shall be carried out through the noting of distributable entries, in the terms of the regulations on “Results Distribution” (Section III of the Central Bank’s regulations).
(9)	The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.
(10)	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.
(11)	They should not have been bought with direct or indirect financing from the financial entity.
(12)	They shall not contain elements that make re-capitalization difficult.

Instruments considered liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion into common shares and a mechanism assigning final losses to the instrument with the following effects:

(a)	Reduction of debt represented by the instrument in the event of winding-up of the entity;
(b)	Reduction of the amount to be repaid in case a call option is exercised;
(c)	Total or partial reduction of the dividends/interest coupon payments of the instrument.

Complementary Net Worth (PNc): Tier 2

Tier 2 Capital includes

(i) certain debt instruments of financial entities which are not included in Tier 1 Capital and meet the regulatory criteria established in section 8.3.3 of the Central Bank rules regarding “Financial Entities Minimum Capital” as amended and supplemented, (ii) share premium from instruments included in Tier 2 Capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank rules on debtor classification and on financings with class “A” preferred securities not exceeding 1.25% of the assets measured for credit risk. Additionally, in the case of consolidated entities, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under complementary net worth.

The above-mentioned items will be considered minus deductible items pursuant to section 8.4.2 of the Central Bank rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, which is described below.

Moreover, debt instruments included under complimentary net worth must comply with the following requirements:

•	Must be totally subscribed and paid in full.
•	Subordinated to depositors, unsecured creditors and the subordinated debt of the financial entity.

96

•	Must not be insured or guaranteed by the issuer or a related entity, and has no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.
•	Maturity: (i) original maturity date within no less than 5 years, (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed, and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After 5 years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.
•	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.
•	They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.
•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.
•	They should not have been bought with direct or indirect financing from the financial entity.

Additionally, instruments included in Tier 2 capital and Can1, shall meet the following conditions in order to assure their loss-absorbency capacity:

(a)	Their terms and conditions must include a provision pursuant to which the instruments must absorb losses–either through a release from debt or its conversion into ordinary capital–once a triggering event has occurred, as described hereunder.
(b)	If the holders receive compensation for the debt release performed, it should be carried out immediately and only in the form of common shares, pursuant to applicable regulations.
(c)	The financial entity must have been granted the authorization required for the immediate issuance of the corresponding common shares in the case of a triggering event, as described below.

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened and the Central Bank rejects the amnesty plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first) or (ii) upon the decision to capitalize the financial entity with public funds.

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

97

Deductible items applied to the different capital levels

(i)	Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within five (5) business days; and (iv) the investments in capital instruments that do not satisfy the criteria to be classified as Con1 (Common Capital Tier 1), AT1 (Additional Capital Tier 1) or PNc (Supplementary Capital) of the financial institution shall be regarded as Con1 –common equity shares, for the purposes of this regulatory adjustment. If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies – which individually represent less than 10% of the Con1 of each issuer – exceeds 10% of the Con1 of the financial entity, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following formula: i) Amount to be deducted from Con1: aggregate excess amount over 10% multiplied by the proportion represented by the Con1 holdings over the aggregate equity interests; ii) Amount to be deducted from Can1: aggregate excess amount over 10% multiplied by the proportion represented by the Can1 over the aggregate equity interests. iii) Amount to be deducted from PNc: aggregate excess amount over 10% multiplied by the proportion represented by the PNc holdings over the aggregate equity interest. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.

(ii)	Investments in instruments computed as regulatory capital of financial institutions and companies rendering services supplementary to the financial industry, not subject to consolidated supervision and insurance companies, when the institution holds more than 10% of the common equity of the issuer, or when the issuer is a subsidiary of a financial institution, shall be subject to the following criteria: i) The investments include direct, indirect and synthetic interests. For these purposes, indirect interest means an investment by a financial institution in another financial institution or company not subject to consolidated oversight, which in turn has an interest in another financial institution or company not consolidated with the first one. A synthetic interest means an investment made by a financial institution in an instrument the value of which is directly related with the equity value of another financial institution or company not subject to consolidated supervision; ii) The net acquired position is included, i.e., the gross acquired position less the position sold in the same underlying exposure, when this has the same duration than the acquired position or its residual life is at least one year; iii) The holding of securities underwritten to be sold within a five business day term may be excluded; iv) Investments in capital instruments that do not satisfy the criteria to be classified as Con1, Can1 or PNc of the financial institution shall be regarded as Con1, common equity shares, for the purposes of this regulatory adjustment. The amount of these interests, taking into account the applicable type of instrument, shall be deducted from each of the applicable capital tiers of the financial institution. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level.
(iii)	Own repurchased instruments that satisfy the criteria for being included in Can1 or PNc must be deducted from the applicable capital tier.

Limits

Central Bank Rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, establishes minimum thresholds regarding capital integration: (i) for Con1, the amount resulting from multiplying the capital risk weighted assets (“RWA”) by 4.5%; (ii) for the basic net worth, the amount resulting from multiplying the RWA by 6% and (iii) for the RPC, the amount resulting from multiplying the RWA by 8%. It is important to note that the RWA calculation results from multiplying the required minimum capital under Central Bank rules by 12.5%. The failure to comply with any of these limitations is considered an infringement of the minimum capital integration requirements.

98

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

99

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

Pursuant to Communication “A” 5398, the main elements of a strict capital evaluation include:

(a)	Policies and procedures to guarantee that the entity identifies, quantifies and informs all the important risks.
(b)	A process which relates economic capital with the current level of risk.
(c)	A process which sets forth capital sufficiency objectives related to the risk, taking a strategic approach from the entity and its business plan into consideration.
(d)	An internal process of controls, tests and audits, with the objective to guarantee that the general risk management process is exhaustive.

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

EC = (1.05 x MC) + max [0; ρ EVE – 15 % x bNW)]

Where:

EC: economic capital

MC: minimum capital requirements

EVE: measure of risk calculated according to a standardized framework forseen in section 5.4 of Communication “A” 6534

bNW: basic net worth (tier 1 capital)

Requirements Applicable to Dividend Distribution

The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the “Rules on Dividend Distributions” of the Central Bank, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

Such regulations provides that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum capital of financial institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to these rules.

Institutions may distribute dividends up to the positive amount derived from the off-balance sheet calculation set forth herein, without exceeding the limits set forth in these rules.

To such effect, the registered balances, as of the end of the fiscal year to which they belong, in the account “Unassigned Results” (Resultados no asignados) and in the voluntary reserve for future distributions of dividends shall be computed, deducting the amounts – recorded on the same date – of the legal and statutory reserves – whose creation is mandatory – and the following items:

1.       100% of the negative balance of each of the items recorded under the line “Other comprehensive retained earnings.”

2.       The result derived from the revaluation of property, plant and equipment and intangible assets and investment properties.

3.       The net positive difference resulting from the calculation at amortized cost and the fair market value recorded by the financial institution in connection with sovereign bonds and/or currency regulation instruments issued by the Central Bank for such instruments valued at amortized cost.

4.       The asset valuation adjustments notified by the Superintendency – whether accepted or not by the institution– that are pending registration and/or those indicated by the external audit that have not been accounted.

5.       The individual deductibles – regarding asset valuation – established by the SEFyC, including the adjustments derived from the failure to consider agreed adjustment plans.

In addition, financial entities may not distribute profits with the profit arising from the application of IFRS for the first time, and must set up a special reserve that can only be canceled for capitalization or to absorb any negative balances from the item “Unassigned results.”

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the items set forth above in points 1 to 5, if applicable, from the assets.
2.	The failure to consider the deductibles established by the SEFyC affecting the requirements, integrations and minimum capital position.

3.	The deduction of the amounts relating to the following items from the unappropriated retained earnings:
•	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;
•	positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum capital of financial institutions”; and
•	adjustments made in accordance with points 1 to 5 above.
4.	The failure to consider the limit set forth in paragraph 7.2. of the rules on “Minimum capital of financial institutions.”

The distribution of earnings shall only be admitted if none of the following events occurs:

•	the institution is subject to the provisions of article 34 “Regularization and Recovery” and article 35 bis of the FIL;
•	the institution has received financial assistance from the Central Bank under section 17 of its Charter, due to illiquidity;
•	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;
•	the institution records minimum capital integration deficits – whether individually or consolidated – (without computing the effects of the individual deductibles established by the SEFyC);
•	the integration of the average minimum cash – in Pesos, in foreign currency or in sovereign securities – is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;
•	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4.

As from January 2020, in order to recalculate the minimum capital position set under Section 3 of the rules on “Dividends Distribution”, financial institutions of the Company “B” shall enforce Section 5.5 about Impairment from the IFRS Financial Instrument No. 9.

The aforementioned regulation contemplated transitory provision, effective until March 31, 2020, pursuant to which those financial institutions which, in order to determine distributable earnings, have not increased the ranges of COn1 net of deductions (CDCOn1) set forth in 1 percentage point, must obtain the prior authorization of the SEFyC for the distribution of earnings. This requirement shall also be applicable to the payment of financial services applicable to the issue of debt securities.

Unless otherwise indicated, the regulations explained in this section are applied to financial information of the banks calculated in accordance with Argentine Banking GAAP. IFRS differs in certain significant respects from Argentine Banking GAAP.

On March 19, 2020, in the midst of the coronavirus’ outbreak crisis, the Central Bank issued Communication “A” 6939, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2020.

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

Coefficient of Common Equity Tier 1 (COn1) net of deductions (CDcon1) – as percentage of RWA -
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

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Tier 1 (CAn1) or Tier 2 Capital (PNc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital. Only the remaining COn1, if any, can be computed to satisfy the applicable conservation margin, increased in function of the counter-cycle margin, if applicable.

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
Credit Risk

The minimum capital requirement in respect of counterparty risk (“CRC”) shall be calculated with the items included, which must be computed on the basis of the balances as of the last day of each month (capital, interests, premiums, restatements – by the CER – and price differences, as appropriate, net of the non-recoverability and devaluation risks provisions and of accumulated depreciation and amortization attributable to them and other regularizing accounts, without deducting 100% of the minimum amount required for the non-recoverability risk provision in the portfolio corresponding to debtors classified as in a “Normal Situation” – points 6.5.1 and 7.2.1 of the rules on “Classification of Debtors”- and financings secured by preferential guarantees “A”).

The minimum capital requirement in respect of counterparty risk must be calculated applying the following equation:

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

RWAc: These are credit risk weighted assets, calculated by adding the following:

A * p + PFB * CCF * p + no DVP “DvP”+ (DVP + RCD + INC significant holding in other companies) * 12,50

Variable “A” refers to eligible assets/exposures; “PFB” are eligible items which are not registered on the balance sheet; “CCF” the conversion credit factor; and “p” refers to the weighting factor, expressed on a per unit basis.

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

“RCD” refers to requirements for counterparty risk in OTC transactions.

“INC” incremental minimum capital requirements based on any excess in the fixed assets and other ratios, the limitations established under the “Major Exposure to Credit Risk Regulations”.

“INC(investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

•	equity interest held in companies: 15%
•	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s computable regulatory capital for the last day before the relevant date, as prescribed in the rules on “Credit Risk Fractioning”.

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos	0
To the public non-financial sector denominated and funded in Pesos, including securitized exposures	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code)	0
To the public non-financial sector and the Central Bank. Other. To other sovereign states or their central banks.
AAA to AA-	0
A+ to A-	20
BBB+ to BBB-	50
BB+ to B-	100
Below B-	150
Unrated	100
Entities of the non-financial public sector from other sovereigns, pursuant ot the credit rating assigned to the respective sovereign	0
AAA to AA-	20
A+ to A-	50
BBB+ to BBB-	100
BB+ to B-	100
Below B-	150
Unrated	100

Type of Asset	Weighting (%)
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0
To the non-financial public sector of the provinces, municipalities and/or the Autonomous City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to Non-Financial Public Sector”, pursuant to the credit rating assigned to the respective jurisdiction
AAA to AA-	20
A+ to A-	50
BBB+ to BBB-	100
BB+ to B-	150
Below B-	200
Unrated	200
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the European Investment bank (EIB), among others.	0
Other
AAA to AA-	20
A+ to A-	50
BBB+ to BBB-	50
BB+ to B-	100
Below B-	150
Unrated	50
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20
Other. The weighting percentage to be applied will be the one for one category less favorable than the one assigned to the exposures with the national government in foreign currency, as provided for the Exposure to the public non-financial sector and the Central Bank, with a maximum of 100%, except for the case in which the grade was less than B-, in which the weighting percentage will be 150%.	150
Exposure to foreign financial institutions, pursuant to the credit rating assigned to the sovereign of their jurisdiction of incorporation.
AAA to AA-	20
A+ to A-	50
BBB+ to BBB-	100
BB+ to B-	100
Below B-	150
Unrated	100
Exposure to companies and other legal entities in the country and abroad, including exchange institutions, insurance companies and stock exchange entities	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”).	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Primary mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home	35
- Other	50

Type of Asset	Weighting (%)
On the amount exceeding 75% of the appraised value of such real property	100
Primary mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the lower of the real property market value or 60% of the mortgage loan.	50
On the remaining portion of the loan.	100
Past due loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Equity holdings	150
Securitization exposures, failed DvP transactions, non-DvP transactions, exposures to central counterparty institutions (CCP) and derivative transactions not included in said exposure.	*
Exposures to individuals or companies originated in credit card purchases made in installments of travel tickets to foreign destinations and other touristic services abroad (logding, car rental), either made directly to the service provider or through a travel agency or web platform	1250
Other assets and off-balance categories	100

* They receive a special treatment.

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations and (c) financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent: (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated fiscalization, (iii) in the case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries; and (iv) in the case of guarantees granted locally, they are in turn guaranteed by their foreign branch headquarters or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

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

However, the determination of the values of exposure to risk recognize the following exceptions:

•	Intraday interbank exposures;
•	Exposures of financial entities with qualifying central counterparties, as defined by the Central Bank rules on minimum capital;
•	Exposures with the Central Bank; and
•	Exposures with the Argentine non-financial public sector.

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

Limits

Communication “A” 6620 sets at 15% the limit of exposure with a counterparty of the non-financial private sector. Nevertheless, the limit will be increased by 10 percentage points for the part of the exposures that are covered by preferred collaterals. Additionally, it sets special limits for operating with financial institutions in the country and abroad (the general rule sets it at 25%). In the case of foreign financial institutions that do not have an international risk rating included in the “investment grade” category, the maximum limit is 5%.

Similarly, Communication “A” 6599 sets the global limit of exposure to risk with respect to affiliate counterparties at 20%. In the case of stock held in an investment portfolio, the sum of all the values of exposure to risk corresponding to the total stocks not related to the portfolio shall not exceed 15% (holdings in public services companies or companies dedicated to complementary services to financial activities are excluded). The total limit of stocks and holdings shall be the sum of all the values of exposure to risk corresponding to the total amount of stock in an investment or negotiation portfolio plus the credits for forward operations and sureties entered into in authorized Argentine markets shall not exceed 50%.

Minimum controls to exposures of affiliates

The regulations set forth three stages for the control of the financial entity’s affiliates exposure:

(1)	Reports for the entity’s management:
•	Report by the CEO;
•	Report by the supervisory committee; and
•	Acknowledgment of the reports by the entity’s management.

(2)	Evidence of the affiliation to the financial entity: the personnel responsible for the analysis and resolution of the credit operations shall expressly register whether or not the client is affiliated with the financial entity.
(3)	Affidavit evidencing affiliation: affiliated clients shall file an affidavit stating if they belong to the lending entity or if its relationship with such entity implies the existence of a controlling influence.

Interest Rate Risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements were intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision. Communication “A” 6534, dated July 3, 2018 established that the interest rare risk shall be measured through the calculation of the Investment Portfolio Interest Rate (RTICI).

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

Pursuant to Communication “A” 5867, market risk will be defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate, commodities and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency and commodities positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 6690, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed, and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in OTC transactions involving derivatives and securities financing transactions, such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

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

Minimum capital requirement for interest rate risk. The minimum capital requirement for interest rate risk must be calculated in respect of any debt securities and other instruments accounted for as part of the trading portfolio, including any non-convertible preferred shares. This capital requirement is calculated by adding two separately calculated requirements: first, the specific risk involved in each instrument, either a short or a long position, and second, the general market risk related to the effect of interest rate changes on the portfolio. A set off of the long and short positions held in different instruments will be allowed.

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

Minimum capital requirement for commodities risk. The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities – but gold. The calculation of the capital requirement shall express every commodity position in terms of the standard measure unity, and following the rules set forth in Communication “A” 6690.

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 6690 if the entity only purchases options; provided that the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative “delta plus” method, provided for in the regulation.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091, as amended, provides the following:

(i)	non-compliance reported by the institutions: the institution must meet the required capital no later than the end of the second month after becoming non-compliant or submit a restructuring plan within thirty (30) calendar days following the end of the month in which such non-compliance was reported. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including a prohibition to open branches in Argentina or in other countries, establish representative offices abroad, or own equity in foreign financial institutions, as well as a prohibition to pay cash dividends. Moreover, the Superintendency may appoint a representative, who shall have the powers set forth by the FIL.
(ii)	Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within thirty (30) calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in the previous item will apply.

Furthermore, pursuant to Communication “A” 5867, as amended by “A” 5889, among others, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten (10) business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten (10) business days, it must submit a regularization and reorganization plan within the following five (5) business days and may become subject to an administrative proceeding initiated by the Superintendency.

Operational Risk

The regulation on Operational Risk (“OR”) recognizes the management of OR as a comprehensive practice separated from that of other risks, given its importance. OR is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk.

Financial institutions must establish a system for the management of OR that includes policies, processes, procedures and the structure for their adequate management. This framework must also allow the financial entity to evaluate capital sufficiency.

Seven OR event types are defined, according to internationally accepted criteria:

•	internal fraud;
•	external fraud;
•	employment practices and workplace safety;
•	clients, products and business practices;
•	damage to physical assets;
•	business disruption and system failures; and
•	execution, delivery and process management.

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

An effective risk management will contribute to prevent future losses derived from operational events. Consequently, financial entities must manage the OR inherent in their products, activities, processes and systems. The OR management process comprises:

(a)	Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections created according to the business strategies defined by the financial institution. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, such as self-risk assessments, risk mapping and key risk indicators.
(b)	Monitoring: an effective monitoring process is necessary for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.
(c)	Control and mitigation: financial entities must have an appropriate control system for ensuring compliance with a documented set of internal policies, which involve periodic reviews (to occur at least annually) of control strategies and risk mitigation, and adjust these as necessary.

Pursuant to Communication “A” 5282, as amended by Communications “A” 6091 and “A” 6638, among others, the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last thirty-six (36) months.

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

Minimum Cash Reserve Requirements

The minimum cash reserve requirement requires that a financial institution keeps a portion of its deposits or obligations readily available and not allocated to lending transactions and it is included in the Central Bank “Rules of Minimum Cash”, as amended and supplemented.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit and (iii) demand obligations with business for the sales made by credit card and/or for the purchase.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, including differences in rates (either negative or positive), excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed -term deposit of UVA and UVIs, the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the average of the daily balances of the liabilities:

•	registered at the end of each day during the period (monthly or bimonthly) prior to the one of its integration, in the case the liabilities are denominated in Pesos (in the July/August and December/January periods, the June and November averages shall be used, respectively, and in September and February, the average of the previous two-month period shall be used); or
•	registered at the end of each day during the calendar month, in the case of liabilities denominated in foreign currency, or government and corporate securities.

The averages shall be obtained by dividing the aggregate of the daily balances into the total amount of the days of each period.

Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement, depending on whether: (i) the financial entities are included in Group “A” and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras) of the Central Bank classifies the financial entities in: (a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); and (b) Group “B” composed of all those entities that are not included in Group “A”. The following fees arise from Communication “A” 6616, as amended, dated December 20, 2018, its effectiveness will depend on the group to which the financial entity belongs, being February 2, 2019 for Group “A” and G- SIB and on January 1, 2019 for the remaining entities:

		Rate %
		Group A and G-SIB		Group B
Item		Pesos	Foreign Currency	Pesos	Foreign Currency
1-	Checking account deposits and demand deposits opened at credit cooperatives	45		20
2-	Savings account, salary/social security accounts, special accounts (except for deposits included on items 7 and 11), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3-	Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4-	Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100
5-	Time deposits, liabilities under “acceptances”, (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:
	(i) Up to 29 days	32	23	11	23
	(ii) From 30 days to 59 days	22	17	7	17
	(iii) From 60 days to 89 days	4	11	2	11
	(iv) From 90 days to 179 days	0	5	0	5
	(v) From 180 days to 365 days	—	2	—	2
	(vi) More than 365 days	—	0	—	0
6-	Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk”, nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)
	(i) Up to 29 days		23		23
	(ii) From 30 days to 59 days		17		17
	(iii) From 60 days to 89 days		11		11
	(iv) From 90 days to 179 days		5		5

		Rate %
		Group A and G-SIB		Group B
Item		Pesos	Foreign Currency	Pesos	Foreign Currency
	(v) From 180 days to 365 days		2		2
	(vi) More than 365 days		0		0
7-	Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances		15		15
	(i) Up to 29 days	29		10
	(ii) From 30 days to 59 days	22		7
	(iii) From 60 days to 89 days	4		2
	(iv) More than 90 days
8-	Special deposits related to inflows of funds. Decree 616/2005		100		100
9-	Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	32		11
10-	Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
	(i) Up to 29 days	7		7
	(ii) From 30 days to 59 days	5		5
	(iii) From 60 days to 89 days	3		3
	(iv) More than 90 days
11-	Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-	Deposits and fixed term investments created in the name of minors for funds they receive freely

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with LELIQ and/or NOBAC up to 16 percentage points of the rate provided in section (i) of point 5 (in Pesos) and 9; in up to 13 percentage points of the rates provided by section (ii) of point 5 (in Pesos); in up to 3 percentage points of the rates provided by seciton (i) and (ii) of point 10 and 11; and in up to 2 percentage points of the rates provided by section (iii) of point 5.

Financial entities not included in the last paragraph up to 3 percentage points of the rates provided by sections (i) and (ii) of point 5, point 9, sections (i) and (iii) of point 10 and point 11; and in up to 2 percentage points of the rates provided in section (iii) of point 5.

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

The minimum cash requirement will be reduced:

(1)	in accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to MiPyMEs in the same currency;

Participation, in the total of financing operations to MiPyMES with respect of total of financing operations to the non-financial private sector, in the institution. %	Reductions (over the total of the concepts included in Pesos). %
Less than	0.00
From 4 to less than 6	0.75
From 6 to less than 8	1.00
From 8 to less than 10	1.25
From 10 to less than 12	1.50
From 12 to less than 14	1.75
From 14 to less than 16	2.00
From 16 to less than 18	2.20
From 18 to less than 20	2.40
From 20 to less than 22	2.60
From 22 to less than 24	2.80
From 24 to less than 26	3.00
From 26 to less than 28	3.20
From 28 to less than 30	3.40
30 or more than 30	3.60

Calculations will consider the mobile average balance at the end of the last 12 months prior to the low report of the financings in Pesos (Loans and Credits for Financial Leases) granted to MiPyMEs in respect of the total of such financings to the non-financial private sector of the institution.

(2)	Depending on the granting of financing under the “Ahora 12” Program (the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry), in an amount equivalent to 2% of the sum of the financing in Pesos that the entity grants:
(i)	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or
(ii)	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.

Effective from March 1, 2020, Communication “A” 6916 increased the 20% decrease of the requirement for “Ahora 12,” as set forth in Communication “A” 6857, to 35% of the aggregate financings in Pesos granted by the relevant institution. Additionally, Communication “A” 6916 set the limit of the deduction at 4% over the items in Pesos subject to the Central Bank Rules of Minimum Cash. Amended by Communication “A” 6937, effective from March 19, 2020, the latter percentage was raised to 6%.

(3)	Depending on the cash withdrawals made through institution ATMs. The requirement will be reduced by the amount calculated on the basis of the monthly average of total daily cash withdrawals from ATMs, corresponding to the prior month, located in the institution’s operational houses, according to the jurisdiction in which is located, in accordance with the provisions of the “Locations for Financial Institutions Categorization Rules”.

For this purpose, the included ATMs are those that – at least – allow users to make cash withdrawals regardless of the institution in which they are customers and the network managing such equipment and that –on a monthly average, computing business and non-business days – have remained accessible to the public for at least ten hours a day.

(4)	In the case of financial entities included in Group “A,” the requirement will be reduced by an amount equivalent to the 30% of the aggregate of all financing in Pesos to MiPyMEs – in accordance with the definition contained in the “Determination of the Status of Micro, Small or Medium-Sized Enterprises Rules”- agreed at a maximum interest of:
a.	40% fixed nominal per annum until and including February 16, 2020 (which may continue to be counted until its termination).
b.	35% fixed nominal per annum from February 17, 2020.

For this purpose, the average monthly balance of the financings granted the period before the requirement was calculated that meets the above conditions shall be included. This deduction may not exceed 2% of the items in Pesos subject to the requirement, on average, of the month prior to the calculation.

The financings calculated for this item 4 deduction cannot be included for the determination of the item 1 above deduction.

(5)	In accordance with the special treatment provided for financing under Resolution No. 1/19 of the Ministry of Territorial Development and Habitat.

For the period from February 2020 until January 2021 inclusive, the minimum cash requirement in Pesos will be reduced by 0.8% over the contractual balance – at the end of November 2019- from the financings that the institution decides to subject to the special treatment provided by point 6.4 of the “Credit Policy Rules.”

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

The minimum cash reserve must be set up in the same currency or securities or debt instruments for monetary regulation to which the requirement applies, and may include the following:

(1)	Accounts maintained by financial institutions with the Central Bank in Pesos.
(2)	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.
(3)	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card, vouchers, and ATM transactions and immediate transfer funds.
(4)	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.
(5)	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

(6)	Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros – CRYL”) for public securities and securities issued by the Central Bank at their market value.

These eligible items are subject to review by the Central Bank and may be changed in the future.

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the period to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period. The compensation of deficit positions with surplus positions corresponding to different requirements will not be accepted.

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 25% of the total required cash reserve, determined for the next preceding period, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate, without considering the effects of the application of the provisions of section “1.7 Transfers” of the “Minimum Cash” rules. The daily minimum required is 50% when a deficit to the admitted transfer margin occurs in the previous period.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos, in foreign currency, or securities or debt instruments for monetary regulation are subject to a penalty in Pesos, equal to 1.5 times the average nominal interest rate of the shorter term peso denominated LELIQs auction published on the last business day of the relevant period or, if not available, the last one available.

LELIQ global daily position

Pursuant to Communication “A” 6661 of the Central Bank, the LELIQ global daily position of the banks shall not exceed the larger sum between:

(1)	the RPC of the bank in the immediately preceding month; and
(2)	100% of the monthly average of the total deposits in Pesos, excluding the financial sector’s and the notes in Pesos issued until February 8, 2019 in the current month.

Internal Liquidity Policies of Financial Institutions

Liquidity Coverage Ratio

Pursuant to the Central Bank’s regulations on the liquidity coverage ratio (the “LCR”), financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments and must comply with the liquidity coverage ratio established thereunder, under a 30-day stress test scenario. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and assets.

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the LCR, which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., a CEO) will be necessary.

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

Financial institutions must report the list of such officers and directors, as well as any subsequent changes, to the Superintendency within ten (10) calendar days from the date of any such change.

Liquidity Parameters

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

The LCR calculation must be made on a permanent basis and informed to the Central Bank on a monthly basis.

The HQLA can only be made up of the following portfolio assets (consider as Tier 1 (An1)) at the day of the calculation. In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the Central Bank; certain national public bonds in Pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the IMF, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

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

The NSFR is defined as the available amount of stable funding relative to the required amount of stable funding, where: AASF (Available Amount of Stable Funding) is the capital and liabilities of the financial institution – calculated in the manner set forth in Section 2 – that are expected to be available over a one -year term. RASF (Required Amount of Stable Funding) is the amount of funding necessary for such period – calculated in the manner set forth in Section 3 – based on its liquidity and remaining life of the institution’s assets and its off-balance sheet obligations.

The NSFR shall be at all times greater than or equal to 1 (NSFR > 1). It shall be supplemented with the assessment made by the Superintendency. The Superintendency may demand the institution to adopt stricter standards to reflect its funding risk profile, also taking into account the assessment made in connection with the “Risk Management Guidelines for Financial Institutions” in connection with the institution’s liquidity.

The Financial Institutions shall observe the NSFR all times and report it on a quarterly basis to the Superintendency.

Leverage Ratio

Pursuant to Communication “A” 6431, effective as of March 1, 2018, the Central Bank incorporated a ratio to limit the leverage of financial institutions in order to avoid the adverse consequences of an abrupt reduction in leverage in the supply of credit and the economy in general, and reinforce the minimum capital requirement with a minimum capital requirement simple and not based on risk.

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

Interest rate and fee regulations

Maximum lending rates

On December 17, 2015, the Central Bank issued Communication “A” 5853 (as amended by Communication “A” 5891, among others), pursuant to which the provisions that established maximum interest rates applicable to the lending transactions ceased to have effect in respect of any new transactions conducted as from and including such date. In addition, Communication “A” 5853 established the basic requirement that compensatory interest rates be freely agreed upon among financial institutions and their customers in accordance with established provisions under applicable statutory regulations, such as Central Bank rules which state the maximum interest rate applicable to credit card facilities. Also, the punitive fee in addition to compensatory interest will be freely agreed upon among financial institutions and their customers.

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

Zero interest-rate financings policy

By means of Communication “A” 6993, dated April 24, 2020, with the purpose of containing the impact the ongoing COVID-19 pandemic, the Central Bank established a zero interest-rate financing policy, applicable only to the eligible clients to be later determined by AFIP to whom the financial institutions may grant credit card financings to be paid in at least 12 equal and consecutive installments after a 6-month grace period. In regards to these loans, the minimum cash requirement will be reduced in accordance with the provisions of Decree No. 332/2020 (as amended and restated). Additionally, companies which are granted a zero interest-rate loan may not, until full repayment: (i) access the foreign exchange market to carry out operations corresponding to the formation of external assets, remittance of family aid and derivatives; and, (ii) sell securities with settlement in foreign currency or transfer them to other depositary entities (contado con liquidación).

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

On June 10, 2014, the Central Bank issued Communications “A” 5591 and “A” 5592, through which established new rules regarding fees and charges for basic financial products and services. Beginning on the effective date of the rule, financial institutions must have prior authorization from the Central Bank to implement increases to the cost of those services. The rule also specifically defines which financial services are considered basic.

On December 23, 2014, the Central Bank issued Communication “A” 5685 amending Communication “A” 5460, setting forth that any increase in commissions of new products or services must have the prior authorization of the Central Bank.

On August 21, 2015, the Central Bank issued Communication “A” 5795, as amended and supplemented by several regulations, including but not limited to Communication “A” 5828, establishing additional rules aimed at protecting financial services customers by reinforcing regulations that prohibit financial institutions from charging fees and commissions related to insurance products that financial services customers purchase as accessories of financial services, regardless of whether it is a customer request or a condition set by the financial institution to access the financial service. In this regard, beginning on November 13, 2015, financial institutions may not receive remunerations or profits from such insurance products or receive remunerations or profits, directly or indirectly, from insurance companies with respect to such products.

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

On March 21, 2016, the Central Bank issued Communication “A” 5927 (as supplemented by Communication “A” 5928) that established new rules aimed at protecting the financial user and an increase of the banking services use. In this regard, beginning on April 1, 2016, the electronic transfers ordered or received by clients categorized as financial services customers would not be charged with fees or commissions. For clients that do not meet this category, as companies, transfers of funds up to Ps.250,000, ordered or received by electronic means, will not be charged fees or commissions. Communication “A” 5927 also established that immediate transfers of funds of up to Ps.100,000 per day and account can be made via home banking every day of the year.

On March 21, 2016, the Central Bank issued Communication “A” 5928, pursuant to which all saving accounts shall be free, including the use of the corresponding debit card. In this regard, all existing saving accounts shall be free of charge, as well as for new clients. The saving accounts shall not have amount limits, or any charge related to their creation, maintenance or renovation. In addition, pursuant to such regulation, commissions could be increased up to 20%, but such increase must be informed to the client sixty (60) days in advance. Furthermore, as of September 1, 2016 commissions’ caps are eliminated, but financial institutions will have to inform their customers in advance about the commissions that other financial entities are charging.

Central Bank issued Communication “A” 6212, effective as of April 1, 2017, which reduces credit card and debit card sales commissions on a gradual annual plan. Pursuant to Comminication “A” 6212, the maximum credit card sales commission rate for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively.

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

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments, according to the terms and conditions described therein. Recently, the Central Bank issued Communications “A” 5874 and 5975 (the “2016 Quota”), “A” 6352 “A” 6259 (the “2017 Quota”) and “A” 6352 (the “2018 Quota”), establishing the regulations applicable to credit facilities for productive investments corresponding for those years. The 2017 Quota and the 2018 Quota are not cumulative and must be complied with, independently, in each year.

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

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 28, 2020, the value of UVI and UVA are Ps.48.93 and Ps.52.84, respectively.

Both units are amended based on the indices published by the INDEC and the Central Bank on their websites.

Foreign Exchange System

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government reinstated exchange controls. The new controls apply to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others.

For further information on this topic, please refer to “Item D – Exchange Controls”.

Foreign Currency Lending Capacity

The Regulations on the allocation of deposits in foreign currencies, (including Communication “A” 6428 as amended), establish that the lending capacity from foreign currency deposits, must be applied in the corresponding deposit currency to the following categories:

(a)	pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;
(b)	other financing of exports which have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing;
(c)	financing to producers, processors or goods collectors, provided that:
(i)	they have sale contracts for the sale of their goods to an exporter, with a fixed price or fixed in foreign currency -independently of the currency in which the operation is settled- and in the case of fungible goods with quotation, in foreign currency, normal and customary in local or foreign markets, with wide diffusion and easy access to public knowledge;
(ii)	its main activity is the production, processing and / or collection of fungible goods with quotation, in foreign currency, normal and usual in foreign markets, widely disseminated and easy access to public knowledge, and it is found, in the year prior to the granting of financing, a total billing of these goods for an amount that is reasonably related to that activity and its financing; and also operations aimed to finance service providers directly used in exporting process of goods (such as those provided at port terminals, international loading and unloading services, leasing containers or port warehouses, international freights ). This, provided it is verified that the flow of future income linked to sales to exporters registers a periodicity and magnitude that it is enough for the cancellation of the financing and it is verified, in the year prior to the granting of the financing, a billing to exporters for an amount that is reasonably related to that activity and its financing.

(d)	financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers;
(e)	financing of suppliers of goods and/or services that are part of the production process of fungibles goods with quotation, in foreign currency, normal and usual in local or foreign markets, widely disseminated and easy access to public knowledge, provided they have firm sales contracts for those goods and/or services in foreign currency and/or on said goods;
(f)	financing of investment projects, working capital and/or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even though the total income of the exporting companies does not come from their exports, the financing may be imputed when the cash flow in foreign currency from their exports, is enough for its cancelation;
(g)	financings to commercial portfolio clients and loans granted for consumption or housing purposes-according to the provisions established in the rules on “Classification of debtors”, whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market;
(h)	foreign currency debt securities or financial trust participation certificates including other payment rights specifically recognized on trust agreements whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above and first sentence of (f), or documents in which cash flows in Pesos or foreign currency have been assigned to the trustee, in foreign currency credit agreements, under the terms and conditions set forth in items mentioned before;
(i)	financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;
(j)	inter-financing loans;
(k)	Central Bank bills (Letras y Notas) denominated in dollars;
(l)	direct investments abroad by companies that reside in Argentina, that seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of article 1 of Decree No. 589/13 as amended;
(m)	financing of investment projects, including working capital, that allow the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency.
(n)	national treasury bills in foreign currency, up to an amount equivalent to one third of the total of the applications made in accordance with the provisions of this section;
(o)	financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of deposits in foreign currency of the entity;
(p)	financing of foreign importers for the acquisition of goods and / or services produced in the country, either directly or through credit lines to foreign banks; and
(q)	Financing of local residents that are secured by letters of credit (“stand-by letters of credit”) issued by foreign banks or multilateral development banks that comply with the provisions of point 3.1. of regulations on “Credit assessments”, requiring for that purpose an international rating of investment grade risk, to the extent that such letters of credit are unrestricted and that the accreditation of the funds is made immediately at the simple request of the beneficiary entity.

The lending capacity shall be determined for each foreign currency raised, resulting from the aggregate of deposits and inter-financial loans received, which have been reported by the granting financial institution as coming from its foreign currency deposit lending capacity net of the minimum cash requirement on deposits, and such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.

General Exchange Position

The general exchange position (“GEP”) includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by Organization for Economic Co-operation and Development (OECD) members’ governments with a sovereign debt rating not below “AA,” certificates of time deposits in foreign institutions (rated not less than “AA”), correspondents’ debit and credit balances and third parties funds pending of settlement. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two (2) business days and correspondent balances for third-party transfers pending settlement. It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad.

Pursuant to Communication “A” 6244, as amended, which entered into force on July 1, 2017, entities can freely determine the level and use of their GEP, thus allowing such entities to manage their exchange positions, both regarding the composition of their assets, as well as the possibility to maintain or transfer their holdings out of the country, with its subsequent impact on the reserves.

Furthermore, the aforementioned regulation establishes that the entities shall carry out arbitrage and foreign exchange operations, to the extent that the counterparty is a branch or agency of local official banks, a foreign financial institution, total or majority ownership of an entity in foreign states, a foreign financial or exchange entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force, or a foreign company dedicated to the trading of banknotes from different countries and / or precious metals in coins or bars of good delivery and whose head office is located in a member country of the Basel Committee for Banking Supervision.

Further changes to the GEP regulation have been introduced by Communications “A” 6770 and 6780. Prior approval by the Central Bank is required to increase the ownership of foreign currency from the higher of the average foreign currency owned in August 2019 and at the closure of August 31, 2019. Moreover, the institutions are not permitted to buy securities on the secondary market with liquidation on foreign currency.

Foreign Currency Net Global Position

The foreign currency net global position shall consider all assets, liabilities, commitments and other instruments and transactions through financial intermediation in foreign currency or linked to exchamge rate movement, including cash forward transactionsand other derivative contracts, deposits in foreign currency in accounts opened with the Central Bank, gold, position, the Central Bank monetary regulation instruments in foreign currency, subordinated debt in foreign currency and debt instruments in foreign currency.

Forward transactions under master agreements executed in authorized domestic markets paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency. The value of the position in currencies other than Dollars shall be expressed in that currency, at the respective exchange rate published by the Central Bank.

Decreases in foreign currency assets due to the pre-cancellation of local financing to private sector customers, can only offset the foreign currency net global position up to the original term of maturity with the net increase in holdings of National Treasury securities in foreign currency. At the original maturity of local financing in foreign currency, it may be offset with the purchase of any foreign currency assets computable at the foreign currency net global position.

Deductible assets when determining a bank’s RPC, Argentine government bonds linked to the growth of the GDP, the included concepts that the financial entity registers in its branches abroad and the loan agreements in Pesos with variable remuneration based on the variation in the price of the U.S. dollars that are not covered by the term investments with viariable remuneration based on the U.S. dollar are excluded from the ratio.

Limits

Negative Foreign Currency Net Global Position (liabilities exceeding assets): the limit is 30% of the RPC of the immediately preceding month (Communication “A” 6781).

Positive Foreign Currency Net Global Position

(assets exceeding liabilities): This daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed 5% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position in Cash: this daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed the higher of U.S.$ 2,500,000 or the 4% of the RPC of the immediately preceding month.

As of June 18, 2018 the Central Bank allows that the Positive Foreign Currency Net Global Position may reach up to 30% of the RCP, while the total excess over the general limit originates only as a result of:

(a)	increase in the position in U.S. treasury bills in U.S. dollars with respect to those held as of June 15, 2018; and/or
(b)	position in national treasury bills in U.S. dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date; and/or
(c)	increase in the position in national treasury bills linked to U.S. dollars with respect to those held as of May 13, 2019.

The excesses of these ratios are subject to a charge equal to 1.5 times the average nominal interest rate of the shorter term Peso-denominated LELIQs auction published on the last business day of the relevant period or, if not available, the last one available for a shorter term. Charges not paid when due are subject to a charge equal to one and a half times the charge established for excesses.

In addition to the above-mentioned charge, sanctions set forth in section 41 of the FIL shall apply (including caution, warning, fine, temporary or permanent disqualification to dispose of a banking current account, temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of surveillance committees, comptrollers, liquidators, managers, auditors, partner or shareholders, and license revocation).

Fixed Assets and Other Items

The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.

Such fixed assets and other items include the following:

•	Shares of local companies;
•	Miscellaneous receivables;
•	Property and equipment; and
•	Other assets.

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

The provisions of Communication “A” 5671 are basic guidelines to properly assess the credit risk that financial institutions must observe when implementing Central Bank rules including the requirement of a particular rating and do not replace the credit assessment that each financial institution must make to their counterparts. International credit ratings that refer to these provisions shall be issued by rating agencies that have a code of conduct based on the “Principles of the Code of Conduct for Agents Rate Risk” issued by the International Organization of Securities Commissions (“IOSCO”).

Annex II of Communication “A” 5671 provides a table regarding the new qualification requirements for financial institutions. This table classifies the credit ratings requirements for different transactions.

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.29,740,000 to micro-credit institutions and commercial loans of up to Ps.29,740,000 with or without preferred guarantees. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.29,740,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.

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

Commercial Loans Classification

The principal criterion by which to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank rules, commercial loans are classified as follows:

Classification	Criteria
Performing	Borrowers that demonstrate their ability to comply with their payment obligations. High repayment capacity.
Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.
Subject to special Monitoring/Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.
Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.
With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.
Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.
Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes: (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary; or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer and Housing Loans Classification

The principal criterion used in the assessment of loans in the consumer and housing portfolio is the length of the duration of the default of such loans. Under the Central Bank rules, consumer and housing borrowers are classified as follows:

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.
Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.
Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

Classification	Criteria
High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.
Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.
Non-recoverable loans	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.
Irrecoverable loans Central Bank’s rules	Same criteria as for commercial loans in the Irrecoverable according to Argentine Banking GAAP.

Minimum Credit Provisions

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Performing”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable by technical decision”	100%	100%

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

Minimum Frequency for Classification Review

Financial institutions are required to develop procedures for the analysis of credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of such situation taking into consideration objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for Classification and Allowances” which must be made available for the Superintendency. The frequency of the review of existing classifications must be linked to the importance considering all facilities. The classification analysis shall be duly documented.

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) higher than the lower of 1% and Ps.19.8 million of the financial entity’s RPC for the prior month, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

In addition, financial institutions have to review the rating assigned to a debtor in certain instances, such as when another financial institution reduces the debtor classification in the “Credit Information Database” (the “Credit Information Database”) and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the “Credit Information Database” and the lower classification awarded by at least two other banks and total lending from such banks account for 40% or more of the total informed; if there is a greater discrepancy, the financial institution will be required to reclassify the debtor.

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

Priority Rights of Depositors

Under Section 49 of the FIL, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.1,500,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the FIL, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

The amendment to section 35 bis of the FIL Law by Law No. 25,780 sets forth that if a bank is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board of Directors may take certain actions. Among these actions, in the case of excluding the transfer of assets and liabilities to financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in section 49, paragraph e), as well as debt defined in section 53, giving effect to the order of priority among creditors. Regarding the partial exclusion, the order of priority of point e) section 49 must be followed without giving a different treatment to liabilities of the same grade.

Mandatory deposit insurance system

Law No. 24,485 passed on April 12, 1995, as amended, created a Deposit Insurance System, or “SSGD,” which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of Section 49 of the FIL, as mentioned above.

The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD”, managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, (Deposit Insurance Corporation, or “SEDESA”). According to Decree No. 1292/96, the shareholders of SEDESA are the government through the Central Bank and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank rules. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication “A” 4271, dated December 30, 2004.

The SSGD covers deposits made by Argentine individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended, which pursuant to Communication “A” 6973 of the Central Bank, as of May 1, 2020 the amount covered by the SSGD is currently Ps.1,500,000.

Effective payment on this guaranty will be made within thirty (30) business days after revocation of the license of the financial institution in which the funds are held; such payments are subject to the exercise of the depositor’s priority rights described above.

In view of the circumstances affecting the financial system, Decree No. 214/2002 provided that SEDESA may issue registered securities for the purpose of offering them to depositors in payment of the guarantee in the event it should not have sufficient funds available.

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits, with the exception of those arranged in Pesos at the minimum nominal rate for persons up to the amount of Ps.1,000,000 per depositor, and demand deposit account balances and available amounts from overdue deposits or closed accounts, and (vi) immobilized balances from deposits and excluded transactions.

Pursuant to Communication “A” 5943, every financial institution is required to contribute to the FGD a monthly amount of 0.015% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank.

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

Government Measures in Response to the Ongoing COVID-19 Pandemic

The Argentine government and the Central Bank issued a series of preventive measures to contain the spread of COVID-19 and mitigate its economic impact. In this regard, on March 19, 2020, the Executive Branch declared a nationwide lockdown from March 20, 2020 through March 31, 2020, which has now been extended to May 10, 2020. However, since April 13, 2020, the national and provincial governments have supervised a gradual relaxation of the lockdown and social distancing measures.

In this context, the Central Bank issued Communications “A” 6939 and “A” 6942, by means of which it was determined that during the lockdown period: (i) financial institutions shall not be open to the public; and (ii) the maturity of financings granted by local financial institutions scheduled for the lockdown period were postponed. Communication “A” 6949 also waived any punitory interest on unpaid balances in credits granted by financial entities.

On a different note, by means of Communication “A” 6939, the Central Bank suspended, until June 30, 2020, the distribution of dividends by financial entities. For more information, please see “Argentine Banking Regulations— Requirements applicable to dividend distribution.”

Through Communication “A” 6945, the Central Bank determined that until June 30, 2020, any operation effected through ATMs will not be subject to any charges or fees.

By virtue of Communication “A” 6964, the Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020, shall be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43%. Moreover, by means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financings policy, applicable only to the eligible clients to be determined in the future by the AFIP. For more information, see “Argentine Banking Regulations— Credit Card Interest Rate.”

Additionally, on March 25, 2020, the Executive Branch issued Decree No. 312/2020, by means of which both the obligation to close and inhibit checking accounts, as well the imposition of penalties, were suspended until April 30, 2020. Furthermore, Decree No. 319/2020 established the freezing of mortgage payments if the mortagaged property is the only and permanent residence of the debtor, until September 30, 2020. The Decree also resolved the freezing of UVA pledge loans (créditos prendarios) and the suspension of mortgage foreclosures until September 30, 2020. For more information, please see “Item 3.D—Risk Factors—Risks related to the Argentine financial system—Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover.”

Other measures

o	Classification of Debtors: On March 19, 2020, the Central Bank issued Communication “A” 6938, by which new rules regarding the criteria for debtor classification and provisioning are to be adopted until September 30, 2020. These rules provide an additional 60 days period of non-payment before a loan is required to be classified as non-performing, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes.

o	Facilities and Government Guarantees to Finance Payment of Salaries: Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Simultaneously, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs.On March 26, 2020, the Central Bank also issued Communication “A” 6946, by means of which the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 to SMEs and households may be deducted from reserve requirements, considering 130% of its amount when its proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries. These assistances will be provisioned in the financial statements until their cancellation based on the classification of the small and medium-sized company at the time of granting. The amounts of: a) the reduction of the provisions by application of this measure; b) the reduction of the provisions due to the suspension of the application of the expected credit losses criterion for Group B entities; and c) the increase in the RPC due to the positive difference between the provisions according to IFRS and according to the BCRA regulatory framework for Group A entities, must be subtracted from the calculation to determine the distributable profit.

o	Remote shareholders and board of directors meetings: By means of CNV’s General Resolution No. 830/2020, dated March 3, 2020, publicly offered entities are allowed to hold remote shareholders and board of directors meetings, via electronic means, even if their respective bylaws do not provide for this, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members, respectively. At the first face-to-face meeting after the lockdown period, the shareholders’ meeting shall, with the quorum and the majority for the reform of the bylaws, approve any meetings that have been held remotely.

o	Time deposits minimum rate. By virtue of Communication “A” 6980, the Central Bank ruled that all non-adjustable time deposits under Ps.1 million made by individuals as of April 20, 2020, shall have a minimum rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit is made.

o	Securities-guaranteed transactions prohibition. By means of Communication “A” 6978, the Central Bank forbid financial institutions to guarantee transactions via securities (caución bursátil).
o	Deposit Insurance System. Pursuant to Communication “A” 6973, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.1,500,000.

Other restrictions

Pursuant to the FIL, financial institutions cannot create any kind of rights over their assets without the Central Bank’s authorization. Furthermore, in accordance with section 72 of Capital Markets Law, publicly offered companies are forbidden to enter into transactions with their directors, officers or affiliates in terms more favorable than arms-length transactions.

Capital Markets

Commercial banks are authorized to subscribe for and sell shares and debt securities. At present, there are no statutory limitations as to the amount of securities for which a bank may undertake to subscribe. However, under Central Bank rules, underwriting of debt securities by a bank would be treated as “financial assistance” and, accordingly, until the securities are sold to third parties, such underwriting would be subject to limitations.

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

The Argentine Productive Financing Law modified the Argentine Capital Markets Law and other related laws, and introduced some important changes such as, among others:

•	reestablished certain markets self-regulation (which had been eliminated by the Argentine Capital Markets Law);
•	eliminated the powers granted to the CNV allowing it to appoint observers and intervene a company’s board of directors without first obtaining a court order;
•	introduced several changes in the internal organization of the CNV and in the appointment of its board, such as allowing the president of the CNV to have a decisive vote in case of tie in the decision making of the board and adopt urgent resolutions together with two directors in case of exceptional circumstances prevent the assemblies from taking place;

•	empowered the CNV to regulate the private placement of negotiable securities so that these do not qualify as “public offers”;
•	as long as a mandatory offer is not required in cases where the buyer acquires control or more than 50% of voting rights shares of a company listed, either directly or indirectly;
•	modified some antiquated provisions related to the mutual fund system (such as the solidarity between the asset management company and the custodian, and the double registration of guidelines for investment in the CNV and in the Public Registry of Commerce);
•	created a “legal microsystem” for capital markets where certain provisions of the Civil and Commercial Code or Argentine Contest and Bankruptcy Law were not applicable;
•	promoted the financing of MiPyMes through the regulation of the issuance of electronic invoices with powers to easily execute them against the debtor and subject to negotiation or discount in the capital markets;
•	promoted mortgage financing by improving the regulation of mortgage bills and the securitization of mortgages;
•	empowered the CNV to rule crowfunding for entrepreneurs and the promotion of “financial inclusion” through programs and development plans; and
•	allowed legal entities incorporated abroad to participate, through a representative duly authorized, at the shareholders’ meetings of the companies authorized by the CNV to make public offerings of their shares, without the need for additional registration.

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

Financial Institutions with Economic Difficulties

The FIL provides that any financial institution, including a commercial bank,(i) with its solvency impaired, in the judgment of the Central Bank; (ii) recording deficiencies on the minimum cash reserve requirement during the periods established by the Central Bank; (iii) recording repeated failures to comply with the various limits or technical relations established; or (iv) that could not maintain the minimum asset liability required for its particular class, location or characteristics, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a restructuring plan (plan de regularización y saneamiento). The plan must be submitted to the Central Bank on a specified date, no later than thirty (30) calendar days from the date on which a request to that effect is made by the Central Bank. If the institution fails to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such, without prejudice to the application of the penalties provided for in the aforementioned law.

The Central Bank may appoint overseers with veto power, require the provision of guarantees and limit or forbid the distribuition or remittance of profits, temporarily admit exceptions to the relevant limits and technical relations, exempt or defer the payment of charges and/or fines as provided by the Financial Institutions Law.

The Central Bank’s charter authorizes the Superintendency to fully or partially suspend, exclusively subject to the approval of the President of the Central Bank, the operations of a financial institution for a term of thirty (30) days if the liquidity or solvency thereof is adversely affected. Such term could be renewed for up to ninety (90) additional days, with the approval of the Central Bank’s Board of Directors. During such suspension term an automatic stay of claims, enforcement actions and precautionary measures is triggered, any commitment increasing the financial institution’s obligations shall be null and void, and debt acceleration and interest accrual shall be suspended.

Institution restructuring to safeguard credit and bank deposits

If a financial institution meets the Central Bank’s criteria and is found to be in any of the situations set forth in Section 44 of the FIL, the Central Bank may authorize the restructuring of the financial institution in defense of depositors, prior to revocation of the authorization to operate. The restructuring plan may consist of certain steps, including, among others:

•	adoption of a list of measures to capitalize or increase the capital of the financial institution;
•	revoke the approval granted to the shareholders of the financial institution to hold interests therein;
•	exclusion or transfer assets and liabilities;
•	judicial intervention of the institution, displacing the statutory administrative authorities, and determine the capabilities needed to comply with the assigned function.

Revocation of the License to Operate as a Financial Institution

The Central Bank may revoke the license to operate as a financial institution (i) at the request of the legal or statutory authorities of the institution; (b) in the cases contemplated by the Argentine Civil and Commerce Code or in the laws governing its existence as a legal entity; (c) when, to the judgment of the Central Bank, the affections to the solvency and/or liquidity of the institution cannot be solved through a regularization and sanitation program; (d) in the rest of the cases provided by the FIL.Liquidation of Financial Institutions

As provided in the FIL, the Central Bank must notify the revocation decision to a competent court, which will then determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an independent liquidator appointed by the court for that purpose (judicial liquidation). The court’s decision will be based on whether there are sufficient assurances that the corporate authorities are capable of carrying out such liquidation properly, prior authorization of the Central Bank and in the cases provided by subsections a) and b) of section 44 of the FIL.

Bankruptcy of Financial Institutions

According to the FIL, financial institutions are not allowed to file their own bankruptcy petitions. In addition, the bankruptcy shall not be adjudged until the license to operate as a financial institution has been revoked.

Once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy, or a petition in bankruptcy may be filed by the Central Bank or by any creditor of the bank, in this case after a period of sixty (60) calendar days has elapsed since the license was revoked.

Once the bankruptcy has been adjudged, provisions of the Bankruptcy Law No. 24,522 (the “Bankruptcy Law”) and the FIL shall be applicable; provided however that in certain cases, specific provisions of the FIL shall supersede the provisions of the Argentine Bankruptcy Law (i.e. priority rights of depositors).

Merger and Transfer of Goodwill

Merger and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity or the buyer must submit a financial-economic structure profile supporting the project in order to obtain authorization from the Central Bank.

Financial System Restructuring Unit

The Financial System Restructuring Unit was created to oversee the implementation of a strategic approach towards those that benefit from assistance provided by the Central Bank. This unit is in charge of rescheduling maturities, determining restructuring strategies and action plans, approving transformation plans, and accelerating repayment of the facilities granted by the Central Bank.

Holding Companies

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial institutions (in accordance with the “Financial Institutions Authorities” rules) which are controlled by non-financial institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements (please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Minimum Capital Requirements”), the Major Exposure to Credit Risk regulations (please see “Argentine Banking Regulation—Credit Risk Regulation—Large Exposures”), the Liquidity Coverage Ratio (please see “Argentine Banking Regulation—Internal Liquidity Policies of Financial Institutions—Liquidity Coverage Ratio) and the Net Stable Funding Ratio (please see “Argentine Banking Regulation—Liquidity Parameters—Net Stable Funding Ratio”) on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

Additionally, Group “A” financial institutions may not grant direct or indirect financial assistance of any kind to its holding company whenever it is a non-financial institution.

Credit card interest rate

Recently, by virtue of Communication “A” 6964, the Central Bank determined that the unpaid balances of credit cards financings due between April 13, 2020 and April 30, 2020, shall be automatically refinanced for at least one year with three grace months in nine equal and consecutive monthly installments. From April 13, 2020, such unpaid balances shall only accrue compensatory interests, which cannot exceed an annual nominal rate of 43% nor shall they exceed 25% of the resulting from the average interest rates that the entity has applied, during the previous month, taking only into consideration the corresponding amount of personal loans without security guarantees granted in the same period.

Fintech regulations

The Central Bank has recently issued Communications “A” 6885 (repealing Communication “A” 6859), by means of which it began to regulate certain aspects of Fintech operations. Through these communications, it defined Payment Service Provider (“PSP”) as those non-financial entities in retail payments, performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments.

On January 30, 2020, the Central Bank issued Communication “A” 6885, by means of which it consolidated the rules for the operation of PSPs and established a specific registry for them. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the FIL, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime.

Regarding the registry, Communication “A” 6885 commands that all PSPs that offer payment account must register with the “Registry of Payment Service Providers that Offer Payment Accounts”. Additionally, all PSPs shall comply with a reporting regime to be further regulated by the Central Bank.

Regarding the management of the funds, the regulation provided that all funds credited to payment accounts offered by PSPs shall be (i) available at all times, for an amount at least equivalent to the one credited in the payment account; (ii) deposited in Pesos, in on-sight accounts in Argentine financial entities; and (iii) on an independent on-sight account from the one used for trading for own account (e.g.: creditor or salary payments).

Any breach of the rules as set on the abovementioned communication is submitted to the sanctions of the FIL.

Anti-Money Laundering and Terrorism Financing Regime

The concept of money laundering is generally used to denote transactions aimed at introducing funds from illicit activities into the institutional system and thus transform gains from illegal activities into assets of a seemingly legitimate source.

Terrorist financing is the act of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

On April 13, 2000, the National Congress passed Law No. 25,246, subsequently amended by Laws No. 26,087, 26,119, 26,268, 26,683 and 26.734 (jointly, the “AML/ CFT Law”), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), criminalizing money laundering, creating and designating the UIF as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Ministry of Economy, and its mission is to prevent and deter the crimes of money laundering and terrorist financing.

The following are certain provisions relating to the AML/CFT Regime established by the AML/ CFT Law and its amending and complementary provisions, including regulations issued by the UIF and the CNV and the Central Bank. It is recommended that investors consult their own legal advisors and read the AML/ CFT Law and its complementary regulations.

Money laundering and terrorist financing in the Argentine Criminal Code

(a)	Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

(i)	If the amount of the operation exceeds Ps.300,000, imprisonment for a term of three (3) to ten (10) years and fines of two to ten times the amount of the operation shall be imposed. This penalty will be increased by one third of the maximum and half of the minimum, when:
(a)	the person performs the act on an habitual basis or as a member of an illicit association constituted for the continuous commission of acts of this nature;
(b)	the person is a public official who committed the act in the exercise or on the occasion of his/her functions. In this case, he/she shall also be subject to a penalty of special disqualification of three to ten years. The same penalty shall be imposed to anyone who has acted in the exercise of a profession or occupation requiring special qualification.

(ii)	Anyone who receives money or other property from a criminal offense for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment for a term of six (6) months to three (3) years.
(iii)	If the value of the goods does not exceed Ps. 300,000, the penalty shall be imprisonment for a term of six months to three years.
(b)	Penalties for legal persons.

Furthermore, Section 304 of the ACC provides that when the criminal acts have been committed in the name of, or with the intervention of, or for the benefit of a legal person, the following sanctions shall be imposed to the entity jointly or alternatively:

(i)	fine of two (2) to ten (10) times the value of the property subject to the offense;
(ii)	total or partial suspension of activities, which in no case shall exceed ten (10) years;
(iii)	debarment for public tenders or bidding processes or any other State-related activities, which in no case shall exceed ten (10) years;
(iv)	dissolution and liquidation of the legal person when it was created for the sole purpose of committing the offense, or such acts constitute the main activity of the entity;
(v)	loss or suspension of any State benefit that it may have;
(vi)	publication of an extract of the condemnatory sentence at the expense of the legal entity.

In order to calibrate these sanctions, the Court will take into account the failure to comply with internal rules and procedures, the omission of vigilance over the activity of the authors and participants; the extent of the damage caused, the amount of money involved in the commission of the offense, the size, nature and economic capacity of the legal entity. In the cases in which it is essential to maintain the operational continuity of the entity, or of a public work, or particular service, the sanctions of suspension of activities or dissolution and liquidation of the legal person shall not be applicable.

(c)	Terrorism financing

Section 306 of the ACC criminalizes the financing of terrorism. This offense is committed by any person who directly or indirectly collects or provides property or money, with the intention of it being used, or in the knowledge that it will be used, in full or in part:

(i)	to finance the commission of acts which have the aim of terrorising the population or compelling national public authorities or foreign governments or agents of an international organisation to perform or refrain from performing an act (according to section 41.5 of the ACC);
(ii)	by an organisation committing or attempting to commit crimes for the purpose set out in (i);
(iii)	by an individual who commits, attempts to commit or participates in any way in the commission of offenses for the purpose set out in (i).

The penalty is imprisonment for a term of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the operation. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

Reporting Subjects obliged to inform and collaborate with the UIF

The AML/CFT Law, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos obligados”), which are legally bound to inform and collaborate with the UIF.

In accordance with the AML/ CFT Law and the regulations complementing it, the following persons, among others, are Reporting Subjects before the UIF:

(i)	banks, financial entities and insurance companies;
(ii)	exchange agencies and natural and legal persons authorized by the Central Bank to intervene in the purchase and sale of foreign currency with funds in cash or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within or outside the national territory;
(iii)	settlement and clearing agents, trading agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by such agency; crowdfunding companies, global investment advisors and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the above mentioned controlling agency that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts;
(iv)	government organizations such as the Central Bank, AFIP, the Superintendence of Insurance of the Nation (SSN), the CNV and the Public Registry; and
(v)	professionals in the area of economic sciences and notaries public.

The Reporting Subjects have the following duties:

(i)	obtaining from clients’ documents that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy);
(ii)	conduct due diligence procedure on their clients and report any suspicious operation or fact (which, in accordance with the usual practices of the area involved, as well as the experience and competence of the Reporting Subjects, are operations that are attempted or completed which were previously identified as unusual operations by the regulated entity, as well as any operation without economic or legal justification or of unusual or unjustified complexity, whether performed in isolated or repeated manner, regardless of the amount); and
(iii)	refraining from disclosing to the client or third parties the actions being conducted in compliance with the AML/ CFT Law. Within the framework of suspicious operation report analysis, Reporting Subjects shall not object disclosure to UIF of any information required from them alleging that such information is subject to banking, stock market or professional secrecy or confidentiality agreements of a legal or contractual nature.

Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 30/2017 and 21/2018, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

Essentially, the aforementioned regulations (the consolidated texts of which were subsequently approved by UIF Resolution No. 156/18), change the formal regulatory compliance approach to a risk-based approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 established the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international investors”) and local clients who are Reporting Subjects to the UIF.

Asset Freezing Regime

Decree No. 918/2012 establishes the procedures for the freezing of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Additionally, UIF Resolution No. 29/2013, regulates the implementation of Decree No. 918/2012 and establishes: (i) the procedure to report suspicious transactions of terrorism financing and the persons obligated to do so, and (ii) the administrative freezing of assets procedure on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 121 and 229, and as mandated by the UIF after receiving such report.

In order to help the Reporting Subjects to fulfill these duties, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities linked to acts of Terrorism and its Financing (RePET, for its acronym in Spanish), which is an official database that includes the consolidated list of the United Nations Security Council.

Politically Exposed Persons

Resolution No. 134/2018 of the UIF (amended by Resolutions No. 15/2019 and 128/2019), establishes the rules that Reporting Parties must follow regarding clients that are Politically Exposed Persons (PEPs).

Following the aforementioned RBA, Resolution 134/2018 establishes that Reporting Parties must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

In addition, the UIF has issued the Guide for the management of risks of money laundering and financing of terrorism in relation to customers (and ultimate beneficiaries) that are PEPs, which sets up guidelines for Reporting Parties in order to comply with the Resolution No. 134/2018.

CNV Regulations

The CNV Rules stipulate, among other provisions, that the regulated entities under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF.

Similarly, they establish the payment modalities and control procedures for the reception and delivery of funds from and to clients.

Central Bank Rules

Pursuant to Communication “A” 6399 of the Central Bank, as amended and supplemented, including without limitation, by Communication “A” 6709, Reporting Subjects must keep - for a period of 10 years - written records of the procedure applied in each case for the discontinuation of a client's operations. Among these records, they shall keep a copy of any notification sent to the customer requesting further information and/or documentation, the corresponding notices of receipt and the documents identifying the officials who took part in the decision, in accordance with the respective procedural manuals.

Tax Amnesty System

The voluntary system of declaration under the Argentine Tax Amnesty Law No. 27,260 and its Regulatory Decree No. 895/16 (jointly the “Tax Amnesty System”) established that the information voluntarily submitted under such system may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the framework of the Tax Amnesty System and to provide it with all information required by it, not being able to oppose fiscal secrecy.

Item 4.C	Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

SOFITAL S.A.F. e I.I.
2.9%
95%
2.5%
10%
5.0%
SUPERVIELLE
97.1%
Cordial
5.0%
Tarjeta Automática S.A.
87.5%
SUPERVIELLE
95.0%
5.0%
SUPERVIELLE
95.0%
BOLSILLO DIGITAL SAU
100.0%
5.0%
SUPERVIELLE
95.0%
GRUPO SUPERVIELLE
invertirOnline.com
100.0%
65%
35%
Float
Julio Patricio Supervielle
Votes: 57.9%
5.0%
95.0%
Cordial
mila
100.0%

Grupo Supervielle ownership	Microlending S.A.U	Invertir Online.com S.A. and InvertirOnline.com Argentina S.A.	Bolsillo Digital S.A.U.	Banco Supervielle S.A.	SOFITAL S.A.F. e I.I.	Supervielle Asset Management S.A.	Espacio Cordial de Servicios S.A.	Supervielle Seguros S.A.	Supervielle Productores Asesores de Seguros S.A.	Tarjeta Automática S.A.	Cordial Compañía Financiera
Direct Participation	100%	100%	100%	97.1%	96.8%%	95.0%	95.0%	95.0%	95.0%	87.5%	5.0%
Direct + Indirect Participation	100%	100%	100%	99.87%	100%	100%	100%	100%	95.00%	99.99%	99.90%

The following information is related to our subsidiaries and investees as of the date of this annual report:

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Banco Supervielle S.A.	Argentina	Supervielle
Cordial Compañía Financiera S.A.	Argentina	Walmart Servicios Financieros Servicios Financieros Hipertehuelche Pesos Ya
Tarjeta Automática S.A.	Argentina	Carta Automática Pesos Ya
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Sofital S.A.F. e I.I.	Argentina	N/A
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	InvertirOnline
InvertirOnline.com Argentina S.A.U.	Argentina	InvertirOnline
Supervielle Productores Asesores de Seguros S.A.	Argentina	N/A
Futuros del Sur S.A. (in the process of being renamed Supervielle Agent de Negociacion S.A.U.)	Argentina	N/A
Bolsillo Digital S.A.U.	Argentina	N/A

Item 4.D	Property, plants and equipment

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

The rest of our administrative buildings and offices (including our headquarters), branches, sales and collection centers and storage properties are leased pursuant to arm’s length agreements.

We sublease from the Bank the offices where our headquarters are located at Bartolomé Mitre 434, 5th Floor, City of Buenos Aires.

Selected Statistical Information

You should read this information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5.A Operating Results” included elsewhere in this annual report. We prepared this information from our financial statements, which are prepared in conformity with IFRS. For further information, see notes 1.2 and 2 to our audited consolidated financial statements.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019			2018			2017
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	11,326,914	1,976,627	17.5%	12,706,699	4,147,662	32.6%	8,024,754	1,735,036	21.6%
Pesos	7,103,805	3,002,584	42.3%	7,037,870	1,698,336	24.1%	3,118,790	666,711	21.4%
Dollars	4,223,109	(1,025,957)	(24.3)%	5,668,829	2,449,326	43.2%	4,905,964	1,068,325	21.8%
Securities Issued by the Central Bank	30,219,625	18,714,976	61.9%	22,998,423	9,500,771	41.3%	17,662,433	4,366,998	24.7%
Pesos	30,219,625	18,714,976	61.9%	22,998,423	9,500,771	41.3%	17,662,433	4,366,998	24.7%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Total Investment Portfolio	41,546,539	20,691,603	49.8%	35,705,122	13,648,433	38.2%	25,687,187	6,102,034	23.8%
Pesos	37,323,430	21,717,559	58.2%	30,036,293	11,199,107	37.3%	20,781,223	5,033,709	24.2%
Dollars	4,223,109	(1,025,956)	(24.3)%	5,668,829	2,449,326	43.2%	4,905,964	1,068,325	21.8%
Loans
Loans to the Financial Sector	555,588	189,836	34.2%	1,402,040	380,052	27.1%	943,550	58,853	6.2%
Pesos	487,408	183,142	37.6%	1,400,703	380,050	27.1%	904,772	58,010	6.4%
Dollars	68,180	6,694	9.8%	1,337	2	0.1%	38,778	843	2.2%
Overdrafts	7,005,832	4,566,729	65.2%	10,530,444	5,000,550	47.5%	9,073,842	2,901,607	32.0%
Pesos	7,004,941	4,566,729	65.2%	10,529,838	5,000,550	47.5%	9,073,665	2,901,607	32.0%
Dollars	891	—	0.0%	606	—	0.0%	177	—	0.0%
Promissory notes	9,343,602	5,878,441	62.9%	16,912,839	6,272,283	37.1%	17,832,275	3,767,218	21.1%
Pesos	8,382,758	5,797,429	69.2%	15,553,607	6,203,437	39.9%	17,216,500	3,748,117	21.8%
Dollars	960,844	81,012	8.4%	1,359,232	68,846	5.1%	615,775	19,101	3.1%
Mortgage loans	8,216,816	3,781,641	46.0%	7,410,179	3,028,718	40.9%	1,243,094	263,172	21.2%
Pesos	8,216,816	3,781,641	46.0%	7,410,179	3,028,718	40.9%	1,243,094	263,172	21.2%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Automobile and Other Secured Loans	1,846,408	693,000	37.5%	3,021,281	757,191	25.1%	439,268	75,663	17.2%
Pesos	1,846,408	693,000	37.5%	3,021,281	757,191	25.1%	439,268	75,663	17.2%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Personal Loans	22,934,580	12,916,398	56.3%	39,352,087	16,811,397	42.7%	39,977,166	16,547,779	41.4%
Pesos	22,934,580	12,916,398	56.3%	39,352,087	16,811,397	42.7%	39,977,166	16,547,779	41.4%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Corporate Unsecured Loans	10,855,345	6,141,212	56.6%	13,801,409	4,643,906	33.6%	11,240,625	3,060,510	27.2%
Pesos	10,855,345	6,141,212	56.6%	13,801,409	4,643,906	33.6%	11,240,625	3,060,510	27.2%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Credit Card Loans	12,240,583	4,815,023	39.3%	17,003,762	5,249,822	30.9%	17,297,617	5,053,721	29.2%
Pesos	11,735,230	4,814,830	41.0%	16,453,795	5,249,740	31.9%	16,626,969	5,053,564	30.4%
Dollars	505,353	193	0.0%	549,967	82	0.0%	670,648	157	0.0%
Receivables from Financial Leases	4,439,332	1,129,605	25.4%	6,301,405	1,417,026	22.5%	5,445,318	1,141,614	21.0%
Pesos	2,485,309	975,764	39.3%	4,676,336	1,281,853	27.4%	4,914,898	1,093,227	22.2%
Dollars	1,954,023	153,841	7.9%	1,625,069	135,173	8.3%	530,420	48,387	9.1%
Total Loans excl. Foreign trade and U.S.$.loans	77,438,086	40,111,885	51.8%	115,735,446	43,560,945	37.6%	103,492,755	32,870,137	31.8%
Pesos	73,948,795	39,870,145	53.9%	112,199,235	43,356,842	38.6%	101,636,957	32,801,649	32.3%
Dollars	3,489,291	241,740	6.9%	3,536,211	204,103	5.8%	1,855,798	68,488	3.7%

	Year ended December 31,
	2019			2018			2017
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
Foreign Trade Loans and U.S.$.loans	25,486,397	1,730,633	6.8%	33,096,074	1,798,461	5.4%	20,074,843	899,193	4.5%
Pesos	—	—	0.0%	—	—	0.0%	—	—	0.0%
Dollars	25,486,397	1,730,633	6.8%	33,096,074	1,798,461	5.4%	20,074,843	899,193	4.5%
Total Loans	102,924,483	41,842,518	40.7%	148,831,520	45,359,406	30.5%	123,567,598	33,769,330	27.3%
Pesos	73,948,795	39,870,145	53.9%	112,199,235	43,356,842	38.6%	101,636,957	32,801,649	32.3%
Dollars	28,975,688	1,972,373	6.8%	36,632,285	2,002,564	5.5%	21,930,641	967,681	4.4%
Repo transactions	981,998	596,797	60.8%	252,162	78,349	31.1%	—	—	0.0%
Pesos	981,998	596,797	60.8%	252,162	73,349	31.1%	—	—	0.0%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Total Interest-Earning Assets	145,453,020	63,130,918	43.4%	184,788,804	59,086,188	32.0%	149,254,785	39,871,364	26.7%
Pesos	112,254,223	62,184,502	55.4%	142,487,690	54,634,298	38.3%	122,418,180	37,835,358	30.9%
Dollars	33,198,797	946,416	2.9%	42,301,114	4,451,890	10.5%	26,836,605	2,036,006	7.6%
Non Interest-Earning Assets
Cash and due from banks	40,084,120			42,489,403			30,192,607
Pesos	19,151,085			23,105,066			17,688,924
Dollars	20,933,035			19,384,337			12,503,683
Unlisted equity investments	40			—			4,394
Pesos	—			—			4,394
Dollars	40			—			—
Premises and equipment and miscellaneous and intangible assets and unallocated items	8,038,882			5,776,552			4,069,732
Pesos	8,038,882			5,776,552			4,069,732
Dollars	—			—			—
Allowance for loan losses	(6,351,235)			(8,250,210)			(6,569,557)
Pesos	(5,442,708)			(7,809,354)			(6,332,636)
Dollars	(908,527)			(440,856)			(236,921)
Other assets	13,028,974			14,372,811			17,675,942
Pesos	11,412,769			12,755,495			15,789,742
Dollars	1,616,205			1,617,316			1,886,200
Total Non Interest-Earning Assets	54,800,781			54,388,556			45,373,118
Pesos	33,160,028			33,827,759			31,220,156
Dollars	21,640,753			20,560,797			14,152,962
Total Assets	200,253,801			239,177,360			194,627,903
Pesos	145,414,251			176,315,449			153,638,336
Dollars	54,839,550			62,861,911			40,989,567

	Year ended December 31,
	2019			2018			2017
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	46,909,708	19,855,152	42.3%	43,144,927	9,991,637	23.2%	38,639,592	5,786,088	15.0%
Pesos	41,118,910	19,778,723	48.1%	36,276,233	9,906,758	27.3%	34,953,771	5,765,429	16.5%
Dollars	5,790,798	76,429	1.3%	6,868,694	84,879	1.2%	3,685,821	20,659	0.6%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	21,657,316	7,966,708	36.8%	37,100,799	8,434,082	22.7%	24,935,967	4,843,645	19.4%
Pesos	13,664,014	7,542,643	55.2%	26,956,510	8,040,293	29.8%	22,983,905	4,783,624	20.8%
Dollars	7,993,302	424,065	5.3%	10,144,289	393,789	3.9%	1,952,062	60,021	3.1%
Subordinated Loans and Negotiable Obligations	2,203,968	136,687	6.2%	2,097,037	133,540	6.4%	3,668,433	325,257	8.9%
Pesos	—	—	0.0%	—	—	0.0%	—	—	0.0%
Dollars	2,203,968	136,687	6.2%	2,097,037	133,540	6.4%	3,668,433	325,257	8.9%
Total Interest-Bearing Liabilities	70,770,992	27,958,547	39.5%	82,342,763	18,559,259	22.5%	67,243,992	10,954,990	16.3%
Pesos	54,782,924	27,321,366	49.9%	63,232,743	17,947,051	28.4%	57,937,676	10,549,053	18.2%
Dollars	15,988,068	637,181	4.0%	19,110,020	612,208	3.2%	9,306,316	405,937	4.4%
Low and Non-Interest Bearing Deposits
Savings Accounts	32,185,349	65,344	0.2%	39,527,134	63,538	0.2%	35,708,329	9,271	0.0%
Pesos	16,677,758	60,885	0.4%	21,970,349	58,885	0.3%	25,006,000	6,461	0.0%
Dollars	15,507,591	4,459	0.0%	17,556,785	4,653	0.0%	10,702,329	2,810	0.0%
Special Checking Accounts	25,168,448	6,010,413	40.1%	34,033,872	7,826,914	30.0%	14,016,710	1,555,341	13.4%
Pesos	14,892,493	5,973,650	40.1%	25,989,349	7,795,154	30.0%	11,512,318	1,546,597	13.4%
Dollars	10,275,955	36,763	0.4%	8,044,523	31,760	0.4%	2,504,392	8,744	0.3%
Checking Accounts	23,987,398			29,679,527			27,130,608
Pesos	15,110,011			17,312,704			18,674,236
Dollars	8,877,387			12,366,823			8,456,372
Other Liabilities	24,556,832			24,469,574			25,654,959
Pesos	19,825,696			22,013,436			20,012,444
Dollars	4,731,136			2,456,138			5,642,515
Non-Controlling Interest Result	232,677			430,932			-69,908
Pesos	232,677			430,932			-69,908
Dollars	—			—			—
Stockholders’ equity	23,352,105			28,693,558			24,943,213
Pesos	23,352,105			28,693,558			24,943,213
Dollars	—			—			—
Total Low and Non-Interest Bearing Deposits	129,482,809			156,834,597			127,383,911
Pesos	90,090,740			116,410,328			100,078,303
Dollars	39,392,069			40,424,269			27,305,608
Total Liabilities and Stockholders’ equity	200,253,801			239,177,360			194,627,903
Pesos	144,873,664			179,643,071			158,015,979
Dollars	55,380,137			59,534,289			36,611,924

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2019 compared to the year ended December 31, 2018, and for the year ended December 31, 2018 compared to the year ended December 31, 2017. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Data for past years has been prepared under our prior accounting framework, Argentine Banking GAAP, which is not comparable with data prepared under IFRS.

	Year ended December 31,
	2019/2018			2018/2017
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	379,090	(2,550,125)	(2,171,035)	1,275,339	1,137,287	2,412,626
Pesos	27,869	1,276,379	1,304,248	945,729	85,896	1,031,625
Dollars	351,221	(3,826,504)	(3,475,283)	329,610	1,051,391	1,381,001
Securities Issued by the Central Bank	4,472,081	4,742,123	9,214,204	2,204,326	2,929,447	5,133,773
Pesos	4,472,081	4,742,123	9,214,204	2,204,326	2,929,447	5,133,773
Dollars	—	—	—	—	—	—
Total Investment Portfolio	4,851,171	2,191,998	7,043,169	3,479,665	4,066,734	7,546,399
Pesos	4,499,950	6,018,502	10,518,452	3,150,055	3,015,343	6,165,398
Dollars	351,221	(3,826,504)	(3,475,283)	329,610	1,051,391	1,381,001
Loans
Loans to the Financial Sector	(336,605)	146,388	(190,217)	134,504	186,695	321,199
Pesos	(343,168)	146,259	(196,909)	134,560	187,480	322,040
Dollars	6,563	129	6,692	(56)	(785)	(841)
Overdrafts	(2,297,985)	1,864,164	(433,821)	691,527	1,407,416	2,098,943
Pesos	(2,297,985)	1,864,164	(433,821)	691,527	1,407,416	2,098,943
Dollars	—	—	—	—	—	—
Promissory Notes	(4,992,875)	4,599,033	(393,842)	(625,575)	3,130,640	2,505,065
Pesos	(4,959,286)	4,553,278	(406,008)	(663,232)	3,118,552	2,455,320
Dollars	(33,589)	45,755	12,166	37,657	12,088	49,745
Mortgage loans	371,240	381,683	752,923	2,520,636	244,910	2,765,546
Pesos	371,240	381,683	752,923	2,520,636	244,910	2,765,546
Dollars	—	—	—	—	—	—
Automobile and Other Secured Loans	(440,957)	376,766	(64,191)	647,102	34,426	681,528
Pesos	(440,957)	376,766	(64,191)	647,102	34,426	681,528
Dollars	—	—	—	—	—	—
Personal Loans	(9,246,084)	5,351,085	(3,894,999)	(267,037)	530,655	263,618
Pesos	(9,246,084)	5,351,085	(3,894,999)	(267,037)	530,655	263,618
Dollars	—	—	—	—	—	—
Corporate Unsecured Loans	(1,666,682)	3,163,988	1,497,306	861,654	721,742	1,583,396
Pesos	(1,666,682)	3,163,988	1,497,306	861,654	721,742	1,583,396

	Year ended December 31,
	2019/2018			2018/2017
	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos)
Dollars	-	-	-	-	-	-
Credit Card Loans	(1,935,990)	1,501,191	(434,799)	(55,271)	251,372	196,101
Pesos	(1,935,973)	1,501,063	(434,910)	(55,253)	251,429	196,176
Dollars	(17)	128	111	(18)	(57)	(75)
Receivables from Financial Leases	(834,326)	546,906	(287,420)	25,659	249,753	275,412
Pesos	(860,224)	554,136	(306,088)	(65,393)	254,019	188,626
Dollars	25,898	(7,230)	18,668	91,052	(4,266)	86,786
Total Loans excl. Foreign trade and U.S.$.loans	(21,380,264)	17,931,204	(3,449,060)	3,933,199	6,757,609	10,690,808
Pesos	(21,379,119)	17,892,422	(3,486,697)	3,804,564	6,750,629	10,555,193
Dollars	(1,145)	38,782	37,637	128,635	6,980	135,615
Foreign Trade Loans and U.S.$.loans	(516,729)	448,901	(67,828)	707,582	191,686	899,268
Pesos	—	—	—	—	—	—
Dollars	(516,729)	448,901	(67,828)	707,582	191,686	899,268
Total Loans	(21,896,993)	18,380,105	(3,516,888)	4,640,781	6,949,295	11,590,076
Pesos	(21,379,119)	17,892,422	(3,486,697)	3,804,564	6,750,629	10,555,193
Dollars	(517,874)	487,683	(30,191)	836,217	198,666	1,034,883
Repo transactions	443,549	74,899	518,448	78,349	—	78,349
Pesos	443,549	74,899	518,448	78,349	—	78,349
Dollars	—	—	—	—	—	—
Total Interest-Earning Assets	(21,453,444)	18,455,004	(2,998,440)	4,719,130	6,949,295	11,668,425
Pesos	(20,935,570)	17,967,321	(2,968,249)	3,882,913	6,750,629	10,633,542
Dollars	(517,874)	487,683	(30,191)	836,217	198,666	1,034,883
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	2,315,163	7,548,352	9,863,515	400,486	3,805,063	4,205,549
Pesos	2,329,390	7,542,575	9,871,965	361,154	3,780,175	4,141,329
Dollars	(14,227)	5,777	(8,450)	39,332	24,888	64,220
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	(7,451,677)	6,984,303	(467,374)	1,502,917	2,087,520	3,590,437
Pesos	(7,337,562)	6,839,912	(497,650)	1,184,905	2,071,764	3,256,669
Dollars	(114,115)	144,391	30,276	318,012	15,756	333,768
Subordinated Loans and Negotiable Obligations	6,632	(3,485)	3,147	(100,067)	(91,650)	(191,717)
Pesos	—	—	—	—	—	—
Dollars	6,632	(3,485)	3,147	(100,067)	(91,650)	(191,717)
Total Interest-Bearing Liabilities	(5,129,882)	14,529,170	9,399,288	1,803,336	5,800,933	7,604,269
Pesos	(5,008,172)	14,382,487	9,374,315	1,546,059	5,851,939	7,397,998
Dollars	(121,710)	146,683	24,973	257,277	(51,006)	206,271
Low and Non-Interest Bearing Deposits
Savings Accounts	(19,911)	21,717	1,806	(6,320)	60,587	54,267
Pesos	(19,322)	21,322	2,000	(8,136)	60,560	52,424
Dollars	(589)	395	(194)	1,816	27	1,843
Special Checking Accounts	(4,443,168)	2,626,667	(1,816,501)	4,364,062	1,907,511	6,271,573
Pesos	(4,451,151)	2,629,647	(1,821,504)	4,342,190	1,906,367	6,248,557
Dollars	7,983	(2,980)	5,003	21,872	1,144	23,016

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2019	2018	2017
	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	112,254,223	142,487,690	122,418,180
Dollars	33,198,797	42,301,114	26,836,605
Total	145,453,020	184,788,804	149,254,785
Net interest earned
Pesos	28,828,601	28,833,208	25,733,247
Dollars	268,013	3,803,269	1,618,515
Total	29,096,614	32,636,477	27,351,762
Net Interest Margin
Pesos	25.7%	20.2%	21.0%
Dollars	0.8%	9.0%	6.0%
Weighted average yield(3)	20.0%	17.7%	18.3%
Yield Spread
Pesos	16.8%	15.1%	18.1%
Dollars	1.2%	9.1%	5.7%
Weighted interest spread(4)	16.8%	15.0%	16.0%
Gross Yield
Pesos	55.4%	38.3%	30.9%
Dollars	2.9%	10.5%	7.6%

(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government and other public sector and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities, as of December 31, 2019, 2018 and 2017 by type and currency of denomination.

	As of December 31,
	2019	2018	2017
	(in thousand of Pesos)
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Treasury bills in dollars maturity September 13, 2019	158,290	—	—
Treasury bills in dollars maturity November 15, 2019	126,313	—	—
Treasury bills in dollars maturity November 15, 2019	22,659	—	—
Treasury bonds in Pesos maturity June 21, 2020	7,726	—	—
Argentine sovereign bonds in dollars 5.625% maturity 2022	3,948	—	—
Argentine sovereign bonds in dollars 8.00% maturity 2020	4,464	—	—
Argentine sovereign bonds in dollars 8.75% maturity 2024	8,059	—	—
Argentine sovereign bonds in Pesos 2.5% maturity 2021	14,989	—	—
Argentine sovereign bonds in Pesos maturity 2020	13,492	—	—
Debt securities of the Province of Buenos Aires in Pesos maturity April 12, 2025	8,093	—	—
Treasury bills in dollars maturity May 10, 2019	—	1,905,860	—
Others	104,038	3,835,569	3,533,563
Securities issued by the Central Bank:
Liquidity Central Bank bills maturity January 2, 2019	—	9,214,982	—
Liquidity Central Bank bills maturity January 4, 2019	—	4,592,608	—
Liquidity Central Bank bills maturity January 8, 2019	—	1,521,039	—
Liquidity Central Bank bills maturity January 7, 2019	—	1,142,615	—
Liquidity Central Bank bills maturity January 3, 2019	—	920,007	—
Central Bank bills in Pesos maturity January 17, 2018 – 273 days	—	—	18,714,875
Central Bank bills in Pesos maturity July 18, 2018 – 273 days	—	—	377,137
Central Bank bills in Pesos maturity June 21, 2018 – 274 days	—	—	474,123
Central Bank bills in Pesos maturity May 16, 2018 – 273 days	—	—	279,364
Central Bank bills in Pesos maturity February 21, 2018 – 280 days	—	—	1,818,327
Others	—	—	585,039
Corporate Securities:
YPF S.A. notes class 41 in Pesos – Maturity September 24, 2020	—	50,925	115,921
Bco Galicia Bs.As. notes class S2 – Maturity April 26, 2021	—	38,906	—
Credimas 33 financial trust debt securities Class A	—	2,466	—
Quickfood Class 9 Maturity November 11, 2022	1,075	2,417	3,836
YPF S.A. notes class 28 at 8,75% – Maturity April 4, 2024	—	1,283	—
YPF S.A. notes class 36 – Maturity February 10, 2020	—	18,652	—
Others	95,355	—	—
Total debt securities at fair value through profit or loss	568,501	23,247,329	25,902,185
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Securities issued by the Central Bank:
Liquidity Central Bank bills maturity January 7, 2020	5,435,852	—	—
Liquidity Central Bank bills maturity January 8, 2020	918,038	—	—
Liquidity Central Bank bills maturity January 3, 2020	543,264	—	—
Liquidity Central Bank bills maturity January 6, 2020	249,023	—	—
Liquidity Central Bank bills maturity January 2, 2020	24,962	—	—
Corporate bonds
Others	32	49	73
Measure at amortized cost
LOCAL
Public bonds
Treasury bonds in Pesos maturity November 21, 2020	3,090,168	4,754,852	—
Treasury bills in dollars maturity March 15, 2019 – 203 days	—	1,599,488	—
Treasury bills in dollars maturity January 26, 2018	—	—	274,499
Treasury bills in dollars maturity April 27, 2018	—	—	101,830
Treasury bills in dollars maturity April 13, 2018	—	—	65,522
Treasury bills in Pesos maturity April 30, 2019	—	1,032	—
Treasury bills in Pesos maturity January 31, 2019	—	223,902	—
Others	191,760	5,490	—

	As of December 31,
	2019	2018	2017
	(in thousand of Pesos)
Central Bank bills
Others	—	—	231,421
Corporate bonds
Prear S.2 notes – Maturity February 15, 2019	—	3,938	5,646
Mbt 1 financial trust debt securities class A	—	1,863	4,034
Credimas 32	—	—	129,508
Catalinas Coop. 1 PyMe notes September 19, 2018	—	—	2,294
OCOX6 Soc Com del Plata notes	—	—	20
Ind Met Pescarmona notes Cl 12	—	—	204
Productos de Agua S.A.	—	—	93
Others	5,457	41,247	—
Total other debt securities	10,458,556	6,631,861	815,144
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
YPF S.A.	—	1,664	18,797
Grupo Financiero Galicia S.A.	5,796	801	—
Loma Negra S.A.	—	—	53,413
Tenaris S.A.	—	—	5,122
Pampa Energía S.A.	—	—	8,978
Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	8,783	13,540	19,651
Total investments in equity instruments	14,579	16,005	105,961
Total	11,041,636	29,895,195	26,823,290

(1)	The market value is the same as the book value for the issuer than exceeds ten percent of stockholder’s equity attributable to owners of the parent company.

Remaining Maturity of Investment Portfolio

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2019 based on their terms when issued.

	Maturing
	Within 1 year	Within 1 year but within 5 years	Within 5 year but within 10 years	After 10 years	Total amount
	(Book value in thousands of Pesos, except percentages)
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Treasury bills in dollars maturity September 13, 2019	158,290	—	—	—	158,290
Treasury bills in dollars maturity November 15, 2019	126,313	—	—	—	126,313
Treasury bills in dollars maturity November 15, 2019	22,659	—	—	—	22,659
Treasury bonds in Pesos maturity June 21, 2020	7,726	—	—	—	7,726
Argentine sovereign bonds in dollars 5.625% maturity 2022	3,948	—	—	—	3,948
Argentine sovereign bonds in dollars 8.00% maturity 2020	4,464	—	—	—	4,464
Argentine sovereign bonds in dollars 8.75% maturity 2024	8,059	—	—	—	8,059

	Maturing
	Within 1 year	Within 1 year but within 5 years	Within 5 year but within 10 years	After 10 years	Total amount
	(Book value in thousands of Pesos, except percentages)
Argentine sovereign bonds in Pesos 2.5% maturity 2021	14,989	—	—	—	14,989
Argentine sovereign bonds in Pesos maturity 2020	13,492	—	—	—	13,492
Debt securities of the Province of Buenos Aires in Pesos maturity April 12, 2025	8,093	—	—	—	8,093
Others	104,038	—	—	—	104,038
Corporate Securities
Quickfood Class 9 Maturity November 11, 2022	—	1,075	—	—	1,075
Others	95,355	—	—	—	95,355
Total debt securities at fair value through profit or loss	567,426	1,075	—	—	568,501
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Securities issued by the Central Bank:
Liquidity Central Bank bills maturity January 7, 2020	5,435,852	—	—	—	5,435,852
Liquidity Central Bank bills maturity January 8, 2020	918,038	—	—	—	918,038
Liquidity Central Bank bills maturity January 3, 2020	543,264	—	—	—	543,264
Liquidity Central Bank bills maturity January 6, 2020	249,023	—	—	—	249,023
Liquidity Central Bank bills maturity January 2, 2020	24,962	—	—	—	24,962
Corporate bonds
Other	32	—	—	—	32
Measure at amortized cost
LOCAL
Public bonds
Treasury bonds in Pesos maturity November 21, 2020	3,090,168	—	—	—	3,090,168
Others	191,760	—	—	—	191,760
Corporate bonds
Others	5,457	—	—	—	5,457
Total other debt securities	10,458,556	—	—	—	10,458,556
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
Grupo Financiero Galicia SA	5,796	—	—	—	5,796
Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	8,783	—	—	—	8,783
Total investments in equity instruments	14,579	—	—	—	14,579
Total	11,040,561	1,075			11,041,636

Loan and other Financing

The following table analyzes our loan and other financing by type as of December 31, 2019, 2018 and 2017:

	Grupo Supervielle S.A.
	As of December 31,
	2019	2018	2017
Loans and other financings	(in thousands of Pesos)
To the non-financial public sector	28,872	50,460	74,060
To the financial sector	64,522	613,101	902,009
To the non-financial private sector and foreign residents:
Overdrafts	5,598,311	7,292,439	8,214,818
Promissory notes	19,620,906	24,107,254	35,192,489
Mortgage loans	7,917,020	8,220,484	3,519,931
Automobile and other secured loans	1,219,936	2,369,848	712,552
Personal loans	16,295,241	29,266,364	38,064,143
Credit card loans	12,953,381	14,168,278	18,093,001
Foreign trade loans and U.S. dollar loans	18,150,746	29,069,507	25,473,973
Others	9,726,326	5,976,288	5,197,256
Receivables from financial leases	3,186,689	5,231,202	5,672,816
Less: allowance for loan losses	(6,751,939)	(7,593,590)	(7,115,689)
Total loans and other financings	88,010,011	118,771,635	134,001,359

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Data for past years has been prepared under our prior accounting framework, Argentine Banking GAAP, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	As of December 31,
	2016	2015
	(in thousands of Pesos)
Loans and financings
To the non-financial public sector	4,306	8,778
To the financial sector	473,414	181,734
To the non-financial private sector and foreign residents:
Overdrafts	3,110,097	1,634,870
Promissory notes(1)(2)	9,101,773	5,707,289
Mortgage loans	78,057	50,032
Automobile and other secured loans	65,076	104,469
Personal loans	9,916,776	6,018,601
Credit card loans	6,678,578	5,677,922
Foreign trade loans and U.S. dollar loans	5,311,475	618,410
Others	1,056,104	763,469
Less: allowance for loan losses	(899,147)	(617,313)
Total loans	34,896,509	20,148,261
Other receivables from financial transactions(3)
Unlisted corporate bonds	29,166	14,243
Others	669,119	423,640
Plus: accrued interest and adjustment receivables	1	1
Less: allowances	(5,807)	(5,944)
Total other receivables from financial transactions	692,479	431,940
Receivables from financial leases	1,543,109	1,090,368
Less: Allowances for receivables from financial leases	(15,254)	(15,391)
Total receivables from financial leases	1,527,855	1,074,977
Total financing	37,116,843	21,655,178

(1)	Consists of unsecured checks and accounts receivable deriving from factoring transactions, and unsecured corporate loans that totaled, Ps.3,102.8 million and Ps.2,399.3 million as of December 31, 2016 and 2015, respectively.
(2)	The Bank purchases promissory notes at less than face value. Documented interest is the difference between face value and the price paid for the promissory notes, plus accrued interest, and represents the income that will accrue during the life of the promissory note. The face value of the promissory note is listed under the item “Promissory notes.”
(3)	Includes only line-items within other receivables from financial transactions that are considered financings under Central Bank rules.

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

The following table sets forth information describing variations in our loan and financing portfolio taking into account the impact of transfers to financial trusts created in connection with our securitizations as of the dates indicated below:

	Grupo Supervielle S.A.
	As of December 31,
	2016	2015
	(in thousands of Pesos)
Total loan and financing portfolio (net of allowances for loan losses)	37,116,843	21,655,178
Personal loan portfolio outstanding in each of the financial trusts (net of allowances for loan losses)(1)	1,367,117	2,465,621
Receivables from financial leases outstanding in each of the financial trusts (net of allowances for receivables from financial leases)(1)	46,310	244,922
Total financing including loan and financing portfolio outstanding in each of our financial trusts	38,530,270	24,365,721

(1)	Net of allowances for loan losses and allowances for receivables from financial leases, which together totaled Ps.70.4 million and Ps.74.1 million for the years ended December 31, 2016 and 2015.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2019 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Maturing as of December 31, 2019
	Within 1 year	After 1 year through 5 years	After 5 years	Total
	(in thousands of Pesos except percentages)
Loans and other financing
To the non-financial public sector	7,020	21,852	—	28,872
To the financial sector	33,000	31,522	—	64,522
To the non-financial private sector and foreign residents:
Overdrafts	5,598,311	—	—	5,598,311
Promissory notes	18,873,616	741,225	6,065	19,620,906
Mortgage loans	711	29,197	7,887,112	7,917,020
Automobile and other secured loans	579,389	640,547	—	1,219,936
Personal loans	4,239,510	11,953,520	102,211	16,295,241
Credit card loans	12,403,975	549,406	—	12,953,381
Foreign trade loans and U.S. dollar loans	12,716,652	5,277,101	156,993	18,150,746
Others	8,017,025	1,707,310	1,991	9,726,326
Receivables from financial leases	1,364,037	1,809,706	12,946	3,186,689
Total loans and other financing	63,833,246	22,761,386	8,167,318	94,761,950

Interest Rate Sensitivity

The following table analyzes our loan and other financing portfolio as of December 31, 2019 by type of interest rate. Loans and financings are stated before deduction of allowances for loan losses.

Grupo Supervielle S.A.
As of December 31, 2019
Loans and other financing
Variable rate
Ps.	7,527,459
Foreign currency	21,725
Sub Total	7,549,184
Fixed rate
Ps.	65,716,751
Foreign currency	21,496,015
Sub Total	87,212,766
Total	94,761,950

Loans and other financings — Classification

The following table presents our loan and other financing, before the deduction for allowances for loan losses:

	Grupo Supervielle
	Assets Before Allowances			As of
	Stage 1	Stage 2	Stage 3	December 31, 2019
Promissory notes	8,009,641	220,628	284,448	8,514,717
Unsecured corporate loans	9,974,477	363,545	768,167	11,106,189
Overdrafts	4,339,933	88,118	1,170,260	5,598,311
Mortgage loans	6,030,357	1,139,227	747,436	7,917,020
Automobile and other secured loans	799,642	260,651	159,643	1,219,936
Personal loans	14,047,805	1,115,171	1,132,265	16,295,241
Credit card loans	11,850,570	560,447	542,364	12,953,381
Foreign Trade Loans	16,198,790	615,514	1,336,442	18,150,746
Other financings	7,742,824	93,942	75,911	7,912,677
Other receivables from financial transactions	1,844,597	16,506	45,940	1,907,043
Receivables from financial leases	2,818,321	184,319	184,049	3,186,689
Total as of December 31, 2019	83,656,957	4,658,068	6,446,925	94,761,950

	Grupo Supervielle
	Assets Before Allowances			As of
	Stage 1	Stage 2	Stage 3	December 31, 2018
Promissory notes	11,040,711	728,667	372,861	12,142,239
Unsecured corporate loans	9,566,113	2,115,729	277,612	11,959,454
Overdrafts	6,888,246	1,096,622	181,025	8,165,893
Mortgage loans	8,362,500	216,941	14,937	8,594,378
Automobile and other secured loans	1,945,195	163,435	279,678	2,388,308
Personal loans	24,712,374	3,388,932	2,630,599	30,731,905
Credit card loans	12,498,927	916,4	781,512	14,196,839
Foreign Trade Loans	18,771,657	854,199	1,561,731	21,187,587
Other financings	8,008,012	1,386,762	175,934	9,570,708
Other receivables from financial transactions	2,039,401	18,592	32,756	2,090,749
Receivables from financial leases	4,942,686	265,384	129,095	5,337,165
Total as of December 31, 2018	108,775,822	11,151,663	6,437,740	126,365,225

	Grupo Supervielle
	Assets Before Allowances			As of
	Stage 1	Stage 2	Stage 3	December 31, 2017
Promissory notes	21,539,389	304,588	64,107	21,908,084
Unsecured corporate loans	11,837,372	355,029	95,527	12,287,928
Overdrafts	8,790,546	136,896	98,409	9,025,851
Mortgage loans	3,622,440	94,996	2,067	3,719,503
Automobile and other secured loans	694,197	26,076	1,533	721,806
Personal loans	31,439,231	3,856,644	4,354,438	39,650,313
Credit card loans	16,015,173	1,319,547	791,471	18,126,191
Foreign Trade Loans	18,866,859	128,883	6,814	19,002,556
Other financings	8,895,926	68,508	63,355	9,027,789
Other receivables from financial transactions	1,811,863	29,302	25,852	1,867,017
Receivables from financial leases	5,592,890	101,748	85,373	5,780,011
Total as of December 31, 2017	129,105,886	6,422,217	5,588,946	141,117,049

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Data for past years has been prepared under our prior accounting framework, Argentine Banking GAAP, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	%	2015	%
	(in thousands of Pesos, except percentages)
Loan portfolio categories
Normal situation(1)	34,057,394	95.1%	19,613,596	94.5%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk(2)	726,232	2.0%	470,003	2.3%
With problems/ medium risk(3)	498,572	1.4%	264,492	1.3%
High risk of insolvency/ high risk(4)	494,126	1.4%	364,649	1.8%
Uncollectible(5)	18,533	0.1%	52,533	0.3%
Uncollectible, classified as such under regulatory requirements(6)	799	0.0%	301	0.0%
Total loans	35,795,656	100.0%	20,765,574	100.0%
Other receivables from financial transactions portfolio categories
Normal situation(1)	648,582	92,9%	407,884	93.1%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk(2)	20,568	2.9%	13,022	3.0%
With problems/ medium risk(3)	12,822	1.8%	6,048	1.4%
High risk of insolvency/ high risk(4)	14,746	2.1%	7,902	1.8%
Uncollectible(5)	1,562	0.2%	3,028	0.7%
Uncollectible, classified as such under regulatory requirements(6)	6	0.0%	—	0.0%
Total Other receivables from financial transactions	698,286	100.0%	437,884	100.0%
Categories of receivables from financial leases
Normal situation(1)	1,510,245	97.9%	1,065,057	97.7%
Subject to special monitoring-under observation- in negotiation or subject to refinancing agreements/low risk(2)	18,114	1.2%	12,113	1.1%
With problems/ medium risk(3)	5,331	0.3%	1,674	0.2%
High risk of insolvency/ high risk(4)	9,386	0.6%	10,987	1.0%
Uncollectible(5)	33	0.0%	537	—
Uncollectible, classified as such under regulatory requirements	—	0.0%	—	0.0%
Total receivables from financial leases	1,543,109	100.0%	1,090,368	100.0%

(1)	Current loans and loans up to 31 days past due on principal or interest. Borrower can readily service all financial obligations: shows strong cash flow, liquid current financial situation, adequate financial structure, punctual payment record, capable management, timely and precise available information and satisfactory internal controls. Borrower is determined to be in the top 50.0% of an industry that is performing well and has a good outlook.
(2)	Debt payment is occasionally delinquent, with arrears from 31 to 90 days. Under observation: cash flow analysis indicates that, at the time made, the customer is able to honor all financial commitments. However, there are potential situations that, unless timely controlled or corrected, may affect the customer’s future payment capacity. Under negotiation or with refinancing agreements includes customers that, upon their inability to pay their obligations on agreed upon conditions, state their intention to refinance their debts within 60 days computed from the date of their default in payment.
(3)	Debt is in arrears at least 91 days and up to 180 days. Cash flow analysis evidences difficulties in servicing of debt on agreed terms, such that if the problems are not solved, they may result in some loss.
(4)	Judicial proceedings demanding payment have been initiated against the borrower, or the borrower is delinquent with arrears greater than 180 days and up to one year. Cash flow analysis demonstrates that full repayment of the borrower’s obligations is highly improbable.
(5)	Loans to insolvent or bankrupt borrowers, or borrowers subject to judicial proceedings, with little or no possibility of collection, or in arrears in excess of one year. Loans in this category are considered total losses. Although these assets could have a possibility of recovery under certain future circumstances, lack of collectability is evident as of the date of analysis.
(6)	Loans to borrowers indicated by the Central Bank to be more than 180 days in arrears to any liquidated or bankrupt financial entity.

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated.

The past due loans listed in the table below include loans of the Bank, Tarjeta, Espacio Cordial, CCF and MILA past due more than 90 days.

	Grupo Supervielle S.A.
	As of December 31,
	2019	2018	2017
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	1,146,669	503,127	101,526
Promissory notes	246,342	319,291	43,617
Mortgage loans	747,385	14,858	—
Automobile and other secured loans	55,296	284,065	182
Personal loans	1,098,388	2,255,072	2,259,214
Credit card loans	540,727	838,231	703,979
Foreign trade loans	2,319,503	1,589,120	2,969
Other loans	644,931	740,112	199,329
Receivables from financial leases	269,143	369,324	96,100
Total Past Due Loans and other financing	7,068,384	6,913,200	3,406,916
Past Due Financings
With Preferred Guarantees	2,517,891	882,571	148,582
Without Guarantees	4,550,493	6,030,629	3,258,334
Total Past Due Financings	7,068,384	6,913,200	3,406,916

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Data for past years has been prepared under our prior accounting framework, Argentine Banking GAAP, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015
	(in thousands of Pesos)
Past Due Loans
To the non-financial private sector and foreign residents
Overdrafts	51,259	4,413
Promissory notes(1)	23,695	50,026
Unsecured corporate loans	46,789	141,557
Mortgage loans	6,141	47
Automobile and other secured loans	857	1,060
Personal loans	558,722	123,072
Credit card loans	202,698	256,475
Foreign trade loans	2,562	47,476
Other loans	13,102	36,629
Past Due Loans
Total Past Due Loans	905,825	660,755
Other receivables from financial transactions
Others	8,322	1,946
Total Past Due Other receivables from financial transactions	8,322	1,946
Receivables from financial leases	21,602	113,375
Total Past Due Financings	935,749	776,076
Past Due Financings
With Preferred Guarantees	70,901	119,075
Without Guarantees	864,848	657,001
Total Past Due Financings	935,749	776,076

(1)	Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Analysis of the Allowance for Loan Losses

The table below sets forth annual variations in the allowances for loan losses for the years ended December 31, 2019, 2018 and 2017. See “ Item 5.A Operating Results—Critical Accounting Policies—Allowances for Loan Losses”, and note 1.12 of our audited consolidated financial statements, for more detail of how the expected credit loss allowances is measured.

	Grupo Supervielle S.A.
	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2018	2,212,268	1,762,950	3,618,372	7,593,590
Transfers
1 to 2	(61,394)	311,209	—	249,815
1 to 3	(92,597)	—	3,446,674	3,354,077
2 to 3	—	(217,452)	747,949	530,497
2 to 1	54,696	(336,834)	—	(282,138)
3 to 2	—	9,708	(31,725)	(22,017)
3 to 1	15,515	—	(112,975)	(97,460)
Net changes of financial assets	(587,501)	(715,925)	1,543,541	240,115
Write-Offs	-	-	(5,029,098)	(5,029,098)
Exchange Differences and Others	64,173	25,054	125,331	214,558
Gross carrying amount at December 31, 2019	1,605,160	838,710	4,308,069	6,751,939

	Grupo Supervielle S.A.
	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2017	2,601,836	1,542,565	2,971,288	7,115,689
Transfers
1 to 2	(111,310)	652,494	—	541,184
1 to 3	(113,691)	—	1,608,825	1,495,134
2 to 3	—	(234,756)	433,741	198,985
2 to 1	35,469	(144,782)	—	(109,313)
3 to 2	—	27,351	(116,916)	(89,565)
3 to 1	4,421	—	(56,700)	(52,279)
Net changes of financial assets	(214,161)	(82,519)	2,787,456	2,490,776
Write-Offs	—	—	(4,017,832)	(4,017,832)
Exchange Differences and Others	9,704	2,597	8,510	20,811
Gross carrying amount at December 31, 2018	2,212,268	1,762,950	3,618,372	7,593,590

	Grupo Supervielle S.A.
	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2016	1,671,137	1,208,107	2,419,985	5,299,229
Transfers
1 to 2	(67,559)	528,247	—	460,688
1 to 3	(56,315)	—	1,270,440	1,214,125
2 to 3	—	(145,482)	404,024	258,542
2 to 1	34,017	(151,973)	—	(117,956)
3 to 2	—	27,633	(104,852)	(77,219)
3 to 1	6,106	—	(96,698)	(90,592)
Net changes of financial assets	1,003,203	74,923	1,904,413	2,982,539
Write-Offs	—	—	(2,827,349)	(2,827,349)
Exchange Differences and Others	11,247	1,111	1,324	13,682
Gross carrying amount at December 31, 2017	2,601,836	1,542,566	2,971,287	7,115,689

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Data for past years has been prepared under our prior accounting framework, Argentine Banking GAAP, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015
	(in thousands of Pesos)
Balance at the beginning of the year	638,648	429,358
Provisions charged to income	1,057,637	543,844
Write-offs and reversals(1)	(776,077)	(334,554)
Other adjustments	—	—
Balance at the end of year	920,208	638,648
Provisions net of write-offs and reversals	1.1%	1.2%
Provisions charged to income
Promissory notes(2)	58,557	2,228
Unsecured corporate loans	34,929	31,089
Overdrafts	67,737	27,392
Mortgage loans	2,348	58
Automobile and other secured loans	1,512	941
Personal loans	542,792	265,770
Credit cards loans	231,421	185,849
Foreign Trade Loans	67,737	1,820
Other financings	14,943	8,507
Other receivables from financial transactions	11,453	5,957
Receivables from financial leases	24,208	14,233
	1,057,637	543,844

	Grupo Supervielle S.A.
	Year ended December 31,
	2016	2015
	(in thousands of Pesos)
Write-offs and reversals
Promissory notes(2)	(40,049)	(6,858)
Unsecured corporate loans	(39,488)	(4,403)
Overdrafts	(32,948)	(10,895)
Mortgage loans	—	(294)
Automobile and other secured loans	(2,636)	(2,608)
Personal loans	(372,784)	(186,248)
Credit cards loans	(254,072)	(108,206)
Foreign Trade Loans	—	—
Other financings	(14,393)	(3,852)
Other receivables from financial transactions	(7,291)	(5,234)
Receivables from financial leases	(12,416)	(5,956)
	(776,077)	(334,554)

(1)	Consists of decreases in the allowance for loan losses when the loan for which the allowance was created is no longer on our balance sheet because it has been written-off, or because it has been collected, in which case the allowance is reversed. Loans are 100% provisioned before being written off.
(2)	Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Allocation of the Allowance for Loan Losses and Other Financing

The following table allocates the allowance for loan and other financing losses by category of loans and sets forth the percentage distribution of the total allowances for each of the years ended December 31, 2019, 2018 and 2017.

	Grupo Supervielle S.A.
	As of December 31,
	2019			2018			2017
	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category
	(in thousand of Pesos, except percentages)
Loans:
Promissory notes	284,693	4.2%	4.3%	284,927	3.8%	3.8%	261,296	3.7%	3.7%
Unsecured corporate loans	541,700	8.0%	8.2%	378,195	5.0%	5.1%	287,890	4.0%	4.1%
Overdrafts	692,564	10.3%	10.5%	432,073	5.7%	5.8%	476,226	6.7%	6.8%
Mortgage loans	386,081	5.7%	5.8%	147,917	1.9%	2.0%	45,334	0.6%	0.6%
Automobile and other secured loans	112,124	1.7%	1.7%	265,518	3.5%	3.6%	27,019	0.4%	0.4%
Personal loans	2,171,684	32.2%	32.8%	3,637,929	47.9%	48.8%	3,779,555	53.1%	53.9%
Credit card loans	1,167,572	17.3%	17.6%	1,690,892	22.3%	22.7%	1,917,236	26.9%	27.4%
Foreign Trade Loans	534,815	7.9%	8.1%	420,085	5.5%	5.6%	75,937	1.1%	1.1%
Other financings	735,265	10.9%	11.1%	201,165	2.6%	2.7%	138,445	1.9%	2.0%
Total Loans	6,626,498	98.1%	100.0%	7,458,701	98.2%	100.0%	7,008,938	98.5%	100.0%
Other receivables from financial transactions	40,353	0.6%	100.0%	37,748	0.5%	100.0%	25,868	0.4%	100.0%
Receivables from financial leases	85.088	1.3%	100.0%	97,140	1.3%	100.0%	80,883	1.1%	100.0%
Total	6,751,939	100.0%	100.0%	7,593,589	100.0%	100.0%	7,115,689	100.0%	100.0%

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Data for past years has been prepared under our prior accounting framework, Argentine Banking GAAP, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	Year ended December 31,
	2016			2015
	Amount	% of Total Financing	% of Financing Category	Amount	% of Total Financing	% of Financing Category
Loans:
Promissory notes(1)	74,272	8.1%	8.3%	53,627	8.4%	8.7%
Unsecured corporate loans	41,020	4.5%	4.6%	50,545	7.9%	8.2%
Overdrafts	47,237	5.1%	5.3%	43,902	6.9%	7.1%
Mortgage loans	2,203	0.2%	0.2%	815	0.1%	0.1%
Automobile and other secured loans	993	0.1%	0.1%	2,535	0.4%	0.4%
Personal loans	446,552	48.6%	49.7%	225,616	35.3%	36.5%
Credit card loans	158,166	17.2%	17.6%	212,423	33.3%	34.4%
Foreign Trade Loans	33,777	3.7%	3.8%	11,212	1.8%	1.8%
Other financings	94,927	10.3%	10.5%	16,638	2.6%	2.7%
Total Loans	899,147	97.7%	100.0%	617,313	96.7%	100.0%
Other receivables from financial transactions	5,807	0.6%	100.0%	5,944	0.9%	100.0%
Receivables from financial leases	15,254	1.7%	100.0%	15,391	2.4%	100.0%
Total	920,208	100.0%	100.0%	638,648	100.0%	100.0%

(1)	Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2019, 2018 and 2017.

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Oils and oilseeds	271,726	0.3%	392,996	0.3%	334,471	0.2%
Agriculture, crops and fruit	3,401,331	3.6%	5,511,726	4.4%	6,815,415	4.8%
Manufactured foodstuff, cattle beef	2,812,100	3.0%	3,229,219	2.6%	2,220,309	1.6%
Household items, sales / Trading	191,346	0.2%	256,426	0.2%	1,493,302	1.1%
Automotive vehicles and car parts	1,603,689	1.7%	2,961,449	2.3%	3,395,824	2.4%
Sugar	688,792	0.7%	788,242	0.6%	1,553,579	1.1%
Foreign and local banks	12,804	0.0%	41,927	0.0%	943,469	0.7%
Alcoholic beverages	138,543	0.1%	373,962	0.3%	333,613	0.2%
Civil construction	5,683,637	6.0%	7,710,792	6.1%	2,704,144	1.9%
Road works and specialized construction	4,028,745	4.3%	3,982,059	3.2%	7,776,841	5.5%
Cooperatives and small financial institutions	2,513,993	2.7%	5,974,994	4.7%	7,318,176	5.2%
Private and public mail services	2,234	0.0%	5,063	0.0%	43,431	0.0%
Cattle raising	1,125,568	1.2%	1,764,965	1.4%	452,050	0.3%
Leather	272,573	0.3%	203,010	0.2%	274,812	0.2%
Electricity and gas distribution	1,624,274	1.7%	1,376,568	1.1%	2,578,091	1.8%
Home appliances, audio and video devices, production and importation	68,816	0.1%	366,755	0.3%	537,346	0.4%
Hydrocarbon extraction and production	10,627	0.0%	49,697	0.0%	813,607	0.6%
Families and individuals(1)	40,587,580	42.8%	54,441,690	43.1%	64,692,997	45.8%
Hypermarkets and supermarkets	254,553	0.3%	68,375	0.1%	3,522,127	2.5%

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Machines and tools – Production, sale and/or lease	1,001,269	1.1%	2,302,697	1.8%	1,377,353	1.0%
Motorcycles, parts and accessories	28,783	0.0%	82,802	0.1%	—	0.0%
Paper and cardboard	621,539	0.7%	496,765	0.4%	623,036	0.4%
Plastic – Manufactures	762,963	0.8%	1,769,193	1.4%	1,871,958	1.3%
Metal products	760,676	0.8%	248,930	0.2%	354,041	0.3%
Pharmaceutical products and laboratories	679,937	0.7%	834,913	0.7%	1,180,162	0.8%
Chemical products	922,463	1.0%	2,125,822	1.7%	890,539	0.6%
Waste collection and recycling	862,287	0.9%	944,545	0.7%	873,639	0.6%
Corporate services	1,177,807	1.2%	1,321,297	1.0%	1,430,578	1.0%
Health services	537,488	0.6%	916,310	0.7%	817,804	0.6%
Mineral extraction and production	4,451,027	4.7%	5,510,443	4.4%	2,829,145	2.0%
Telecommunications	31,162	0.0%	69,958	0.1%	35,361	0.0%
Textile industry	1,898,151	2.0%	2,478,583	2.0%	1,253,183	0.9%
Cargo transportation	2,018,441	2.1%	2,431,584	1.9%	1,796,995	1.3%
Wine industry	3,524,002	3.7%	3,442,195	2.7%	2,332,249	1.7%
Real estate agencies	210,810	0.2%	353,081	0.3%	552,593	0.4%
Other(2)	9,980,214	10.5%	11,536,192	9.1%	15,094,808	10.7%
Total	94,761,950	100.0%	126,365,225	100.0%	141,117,048	100.0%

(1)	Loans for personal consumption.
(2)	Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Data for past years has been prepared under our prior accounting framework, Argentine Banking GAAP, which is not comparable with data prepared under IFRS.

	Grupo Supervielle S.A.
	As of December 31,
	2016		2015
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of Pesos, except percentages)
Oils and oilseeds	31,452	0.1%	40,392	0.2%
Agriculture, crops and fruit	1,217,849	3.2%	780,888	3.5%
Manufactured foodstuff, cattle beef	611,499	1.6%	373,955	1.7%
Household items, sales / Trading	744,842	2.0%	162,113	0.7%
Automotive vehicles and car parts	360,406	0.9%	267,917	1.2%
Sugar	256,371	0.7%	117,589	0.5%
Foreign and local banks	127,058	0.3%	—	—
Alcoholic beverages	260,210	0.7%	135,636	0.6%
Civil construction	745,777	2.0%	590,772	2.7%
Road works and specialized construction	1,772,852	4.7%	1,090,153	4.9%
Cooperatives and small financial institutions	1,171,755	3.1%	339,852	1.5%
Private and public mail services	42,326	0.1%	36,510	0.2%
Cattle raising	221,898	0.6%	116,047	0.5%
Leather	89,509	0.2%	73,699	0.3%
Electricity and gas distribution	315,947	0.8%	66,588	0.3%
Home appliances, audio and video devices, production and importation	371,177	1.0%	61,281	0.3%
Hydrocarbon extraction and production	400,658	1.1%	12,610	0.1%
Families and individuals(1)	19,222,165	50.5%	13,733,797	61.6%
Hypermarkets and supermarkets	1,324,768	3.5%	391,316	1.8%

	Grupo Supervielle S.A.
	As of December 31,
	2016		2015
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of Pesos, except percentages)
Machines and tools – Production, sale and/or lease	963,616	2.5%	183,052	0.8%
Motorcycles, parts and accessories	—	0.0%	—	0.0%
Paper and cardboard	141,229	0.4%	70,663	0.3%
Plastic – Manufactures	265,851	0.7%	309,765	1.4%
Metal products	55,185	0.1%	56,168	0.3%
Pharmaceutical products and laboratories	517,629	1.4%	243,158	1.1%
Chemical products	146,341	0.4%	68,864	0.3%
Waste collection and recycling	294,848	0.8%	273,732	1.2%
Corporate services	318,056	0.8%	88,831	0.4%
Health services	142,107	0.4%	59,358	0.3%
Mineral extraction and production	555,825	1.5%	69,567	0.3%
Telecommunications	2,964	0.0%	5,402	0.0%
Textile industry	159,865	0.4%	250,000	1.1%
Cargo transportation	447,220	1.2%	322,362	1.5%
Wine industry	662,557	1.7%	396,564	1.8%
Real estate agencies	93,432	0.2%	42,974	0.2%
Other(2)	3,981,807	10.5%	1,712,001	6.6%
Total	38,037,051	100.0%	22,293,826	100%

(1)	Loans for personal consumption.
(2)	Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2019, 2018 and 2017.

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	Average balance	Average nominal rate	Average balance	Average nominal rate	Average balance	Average nominal rate
	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	15,144,990	0.4%	17,312,428	0.0%	18,674,184	0.0%
Dollars	8,877,387	0.0%	12,366,823	0.0%	8,456,372	0.0%
Total	24,022,377	0.2%	29,679,251	0.0%	27,130,556	0.0%
Savings accounts
Average
Pesos	16,672,056	0.4%	21,964,924	0.3%	24,999,682	0.0%
Dollars	15,486,372	0.0%	17,535,136	0.0%	10,684,751	0.0%
Total	32,158,428	0.2%	39,500,060	0.2%	35,684,433	0.0%
Special checking accounts
Average
Pesos	14,927,905	43.3%	25,989,349	30.0%	11,512,318	13.4%
Dollars	11,497,205	0.3%	8,044,522	0.4%	2,504,392	0.3%
Total	26,425,110	24.6%	34,033,871	23.0%	14,016,710	11.1%
Time deposits
Average
Pesos	41,793,356	48.8%	36,273,834	27.3%	34,952,926	16.5%
Dollars	5,790,578	1.3%	6,865,968	1.2%	3,685,821	0.6%
Total	47,583,934	43.1%	43,139,802	23.2%	38,638,747	15.0%

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	Average balance	Average nominal rate	Average balance	Average nominal rate	Average balance	Average nominal rate
	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	470		277		52
Dollars	—		—		—
Total	470		277		52
Savings accounts
Average
Pesos	5,701		5,426		6,319
Dollars	21,220		21,650		17,577
Total	26,921		27,076		23,896
Time deposits
Average
Pesos	2,607		2,400		845
Dollars	220		2,727		—
Total	2,827		5,127		845

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits exceeding Ps.100,000 at December 31, 2019.

Grupo Supervielle S.A.
As of December 31 2019
(in thousands of Pesos)
Time Deposits
Within 3 months	27,539,620
After 3 months but within 6 months	854,688
After 6 months but within 12 months	345,562
Over 12 months	1,200
Total Time Deposits(1)	28,741,070

(1)	Only principal. Excludes the CER and UVA adjustment.

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	Amount	Annualized Rate	Amount	Annualized Rate	Amount	Annualized Rate
	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	8,072,223	5.3%	10,439,002	17.3%	6,321,550	3.3%
Average during period	6,342,320	18.9%	7,659,521	17.3%	1,926,077	3.5%
Maximum monthly average	8,892,296		12,667,825		4,922,815
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	927,573	19.2%	2,003,652	46.8%	106,520	20.6%
Average during period	1,332,398	67.0%	3,704,668	61.8%	2,076,397	22.8%
Maximum monthly average	1,751,669		6,667,832		4,555,244
Other(1)
Total amount outstanding at the end of the reported period	9,623,856	0.0%	9,573,892	16.0%	12,033,720	0.0%
Average during year	4,890,716	0.0%	12,812,696	25.0%	7,282,397	0.0%
Maximum monthly average	6,340,259		17,207,184		8,028,690
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	5,708,153	26.4%	13,409,387	31.7%	18,867,881	26.2%
Average during year	9,770,219	34.1%	4,584,315	40.8%	1,401,671	29.1%
Maximum monthly average	11,381,990		5,173,354		4,822,099

(1)	Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	(in thousands of Pesos, except percentages)
Net Income for the year attributable to owners of the parent company	(2,151,600)		(4,658,050)		(1,160,465)
Average total assets(1)	200,253,801		239,177,360		194,627,903
Average shareholders’ equity	23,352,105		28,693,558		24,943,213
Shareholders’ equity at the end of the period attributable to owners of the parent company	23,415,797		26,080,725		30,873,343
Net income as a percentage of:
Average total assets	(1.1%	)	(1.9%	)	(0.6%	)
Average shareholders’ equity	(9.2%	)	(16.2%	)	(4.7%	)
Declared cash dividends	426,000		466,112		505,129
Dividend payout ratio(2)	(19.8%	)	(10.0%	)	(43.5%	)
Average shareholders’ equity as a percentage of average total assets	11.7%		12.0%		(12.8%	)

(1)	Calculated on a daily basis.
(2)	Calculated by dividing dividend paid in the year by net income for the year attributable to owners of the parent company under IFRS. As mentioned in note 25 to our audited consolidated financial statements, dividends are paid based on distributable retained earnings calculated in accordance with the rules of the Argentine Central Bank. As of December 31, 2019, 2018 and 2017, the dividend payout ratio considering those rules would be 10.0%, 11.8% and 13.4%, respectively.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and CCF’s consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Minimum capital requirements have been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,
	2019		2018		2017
	(in thousands of Pesos)
Calculation of excess capital:
Allocated to assets at risk	7,164,842		6,090,341		4,710,391
Allocated to Bank premises and equipment, intangible assets and equity investment assets	826,133		370,233		191,549
Market risk	251,739		301,724		121,155
Public sector and securities in investment account	11,472		96,882		131,109
Operational Risk	2,349,952		1,486,516		1,016,501
Required minimum capital under Central Bank regulations	10,604,138		8,345,696		6,170,705
Basic net worth	16,991,091		11,847,865		9,903,099
Complementary net worth	1,033,734		1,163,939		913,256
Deductions	(2,999,716)		(867,798)		(386,192)
Total capital under Central Bank regulations	15,025,109		12,144,006		10,430,163
Excess capital	4,420,971		3,798,310		4,259,458
Credit Risk Weighted Assets(1)	96,585,712		79,580,781		60,939,300
Risk Weighted Assets(1)	129,638,218		101,933,777		75,301,392
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	15.6%		15.3%		13.9%
Tier 1 Capital / Risk Weighted assets	10.8%		10.8%		12.6%
Average shareholders’ equity as a percentage of average total assets	10.4%		9.9%		10.5%
Total liabilities as a multiple of total shareholders’ equity	7.1	x	9.4	x	8.2	x
Cash as a percentage of total deposits	28.2%		35.1%		18.2%
Liquid assets as a percentage of total deposits(2)	28.7%		47.4%		42.4%

(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank regulations by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank regulations.
(2)	Liquid assets include cash and securities issued by the Central Bank (LEBACs and NOBACs).

As of December 31, 2019, the Bank’s Tier 1 capital ratio on a consolidated basis with CCF was 10.8%, same as it was as of December 31, 2018. Including the funds retained at the holding company (Grupo Supervielle) level after the follow-on equity offering of Grupo Supervielle, which are available for further capital injections into its subsidiaries, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2019 was 11.3%. The bank’s Tier 1 ratio coincides with CET 1 ratio.

As of December 31, 2019, the Bank’s total capital ratio on a consolidated basis with CCF was 11.6% compared to 11.9% as of December 31, 2018. Including the funds retained at the holding company (Grupo Supervielle) level available for future capital injections to our subsidiaries in order to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2019 was 12.1%.

Item 5	Operating and Financial Review and Prospects
Item 5.A	Operating Results

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

Financial Presentation

Our audited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. We adopted IFRS for the first time for the year ended on December 31, 2018, with a transition date of January 1, 2017.

Our audited consolidated financial statements are presented by applying “Financial reporting in hyperinflationary economies” (IAS 29). During 2018, Argentina met the criteria to be considered a hyperinflationary economy as inflation exceeded 100% in the last three years on a cumulative basis, together with other characteristics of the economic environment that indicate the existence of hyperinflation. Accordingly, financial statements were restated for the changes in the general pricing power of the functional currency, using the consumer pricing index (CPI) published by the INDEC.

Our segment disclosure for the years ended December 31, 2019, 2018 and 2017 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

In 2019 we operated our business through the following segments:

•	Retail Banking: Through the Bank, we offer our retail customers a full range of financial products and services, including personal loans, mortgage loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others. Since January 1, 2020, our SMEs portfolio was transferred from the Corporate Banking segment to the Retail segment which was renamed as Personal and Business Banking segment.
•	Corporate Banking: Through the Bank, we offer large corporations, medium-sized companies and small businesses a full range of products, services and financial assessment including factoring, leasing, foreign trade finance and cash management. Since January 1, 2020, our SMEs portfolio was effectively transferred from the Corporate Banking segment to the Personal and Business Banking segment.
•	Treasury: The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the retail, corporate banking and treasury segments. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products, such as debt securities, and develops businesses with wholesale financial and non-financial clients.

•	Consumer Finance: Through CCF and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, its new portfolio of used car loans and its respective results are recorded under Consumer Finance segment.
•	Insurance: Supervielle Seguros began issuing its first insurance policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. A Central Bank resolution issued in March, 2016 and effective September 1, 2016, prohibits financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, since September 1, 2016, both the Bank and CCF are self-insured against these risks and only contract new credit related insurances for mortgages loans. We intend to continue to expand this business and launch new insurance products previously offered to our customers by other insurance companies. The challenge for 2020 is to continue consolidating the current insurance business and to make the necessary developments for the issuance of health and unemployment insurance policies, among other, focusing on the entrepreneur and SMEs, medium and large companies, senior citizens and Consumer Financing segments. Additionally, work will be done to develop new sales channels and to assess all those products that contribute to the provision of financial services and insurance to customers.
•	Asset Management and Other Services: We also offer a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A.U. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance segment. The MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management and Others segment. We offered microcredit financing through Cordial Microfinanzas. On March 31, 2017, we and the Bank sold our shares of Cordial Microfinanzas to Ciudad Microempresas.

New Accounting Standards

As of January 1, 2019, the application of IFRS 16 “Leases” entered into force. This rule eliminates the distinction between the “financial leasing” agreements that are recorded in the statement of financial position and “operating leases,” for which recognition of future lease installments was not required.

IFRS 16 provides for what were previously called “lease liabilities” the recognition of an asset, given the right to use of the assets included in the lease contracts from the date they are available for use, and a liability, equal to the present value of the payments to be made in the term of the contract, considering the implicit discount rate in the lease agreement, if it can be determined, or an incremental reference indebtedness rate.

In the initial application of this rule, we have opted for the simplified retrospective application scheme provided in the transitional provisions of IFRS 16, and therefore we did not modify comparative information as of December 31, 2018. Accordingly, certain comparisons between periods may be affected.

See Note 10 to our audited consolidated financial statements for a more comprehensive discussion of the effects of the adoption of these new standards.

The lease liability includes fixed payments (including fixed payments in substance), less any incentives receivable; variable lease payments that depend on the use of an index or rate, initially measured using the index or rate as at the commencement date; the amounts payable by the Group under residual value guarantees; the exercise price of the purchase option if the Group is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease. The cost of the assets for right of use includes the amount of the initial measurement of the liability, the payments made before the date of initial application, the initial direct costs and the associated restoration costs.

Subsequently, the assets for right of use are measured at cost minus accumulated depreciation and accumulated losses due to impairment, if any. The depreciation of the asset is calculated using the method of linear depreciation in the term of the contract or useful life of the asset, whichever is lower. The lease liability is increased by the accrual of interests and remedied to reflect changes in payments, the scope of the contract and the discount rate.

The Ongoing COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (SARS-COV-2) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including to Argentina, and on March 11, 2020 the World Health Organization declared COVID-19 a pandemic. By late April, around 4,000 cases had been confirmed in Argentina. In response,countries around the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay at home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets.

According to recent IMF estimates released on April 14, 2020, as a result of the COVID-19 pandemic, the global economy is expected to contract sharply by 3% in 2020, in a drastic downgrade from its forecast of 6.3% growth in January 2020. Also, the IMF changed its outlook for Latin America’s growth, from a 1.6% growth under the estimates published in January to an expected contraction of the region’s economy by 5.2% in 2020, with a forecast for Brazil’s economy to contract by 5.3% (Brazil being the main trading partner of Argentina). As regards Argentina, according to the recent IMF estimates, the country’s economy is expected to contract by 5.7% in 2020. See “Item 5.D—Trend Information.”

The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 and has been extended several times, most recently through May 10, 2020. The government has also required the mandatory shutdown of businesses not considered essential.

At the same time, in order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures, including the following:

o

Closure of bank branches. On March 20, 2020, the Central Bank determined that bank branches in Argentina should remain closed. From April 3 until April 10, 2020, branches were allowed to open with limited hours, only for the attention of beneficiaries of pension schemes and certain retirement benefits and beneficiaries of aid programs funded by the ANSES. During this period, the rest of the banking activities were performed only through digital means. Beginning on April 13, 2020, financial entities have been allowed to reopen only for a limited number of services, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, provided that certain health and security requirements are complied with. Additionally, beginning on April 20, 2020, the Central Bank has allowed the provision of teller services exclusively for deposits in, and withdrawals from, foreign currency accounts.

o

Postponement of loan payments. The Central Bank postponed payments on loans maturing during the national lockdown period, and suspended the accrual of punitive interests on loans with maturity between April 1 and June 30, 2020.

o	ATM fees. The Central Bank determined that, until June 30, 2020, any operation effected through ATMs will not be subject to any charges or fees.
o

Mortgage loan installments and mortgage foreclosures. The government froze the monthly installments of mortgage loans over properties designated as the borrower’s only and permanent residence and prohibited mortgage foreclosures, until September 30, 2020. The debit balance resulting from the freezing of the installment increases may be refinanced in up to nine consecutive monthly installments, upon request by the borrower.

o

Credit card payments. The Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020 will be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43%.

o	Prohibition of bank account closures. The government prohibited the closure and disabling of bank accounts and the imposition of penalties until April 30, 2020.

o

Time deposits minimum rate. The Central Bank ruled that all non-adjustable time deposits under Ps.1 million made by individuals as of April 20, 2020 will have a minimum interest rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit was made.

o

Family emergency income and extraordinary subsidies. The government established (i) a stipend of Ps.10,000, for the month of April 2020, for people who are unemployed or working informally, and self-employed workers who are not currently generating or receiving other income; and (ii) an extraordinary subsidy of Ps.3.000, for the month of April 2020, for beneficiaries of pension schemes and certain retirement benefits.

o	Prohibition of dismissals and suspensions. The government prohibited dismissals of employees until May 30, 2020.

o

Labor market emergency assistance program. The government created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries.

o	Additionally, some of the government measures are aimed at encouraging bank lending, such as:

o

Limitations on holding Central Bank notes. Simultaneously with the creation of the fund within the FOGAR, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs.

o

Reserve requirements. The Central Bank established that the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 to SMEs and households may be deducted from reserve requirements, considering 130% of the amount when the proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries.

o

Classification of Debtors: The Central Bank established new rules regarding the criteria for debtor classification and provisioning until September 30, 2020. These rules provide an additional 60 days period of non-payment before a loan is required to be classified as non-performing, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes.

In addition, by means of Communication “A” 6939, the Central Bank suspended, until June 30, 2020, the distribution of dividends by financial entities, including the Bank.

For more information, see “Item 4.B.—Business Overview—Argentine Banking Regulations—Government Measures in Response to the Ongoing COVID-19 Pandemic.”

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are adversely affecting our business and results of operations. Our branches were required to remain closed during the second half of March 2020, and have subsequently only gradually been allowed to open with limited operations. As of the date of this annual report, banks are permitted to open to provide limited services to clients with prior appointments, in each case with prior appointment, provided that certain health and safety requirements set forth by the Central Bank are complied with.

Since early March 2020, our management has been actively monitoring the evolution of the ongoing COVID-19 pandemic and the impact it may have on our business. Measures have been taken rapidly as the situation continued to evolve, focusing mainly in protecting our employees and customers and ensuring the continuity of our operations. On March 13, 2020, even before the nationwide lockdown was declared, we implemented a protocol by which a significant part of our workforce (including elder employees and pregnant women) started to work remotely. We have allocated additional resources to the provision of laptops for such employees, and have made investments in new VPN licenses to enhance the security of working remotely. Remote work may nonetheless exacerbate certain risks to our business, including an increased reliance on information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information.

More recently, we have taken other measures such as the implementation of a back-to-work protocol for essential employees, which includes the rotation of teams within our branches, the incorporation of medical personnel to our crisis management teams, the monitoring of COVID-19 positive cases, online psychological assistance for employees, and online yoga and gym classes. As of the date of this annual report, approximately 90% of our central areas employees are working remotely.

Since 2018, we have made significant progress on the digital transformation of our operations, focusing on an enhanced customer experience. Since the beginning of the COVID-19 pandemic crisis in Argentina, with the main goal of protecting the health and safety of our customers, specially senior citizens (which are a significant portion of our customers’ base and are more vulnerable to the effects of the virus), we have been encouraging our customers to use our available digital channels. Since the senior citizens’ segment is generally less familiar with our online or mobile banking platforms, we implemented a direct and free exclusive telephone line to assist them and released tutorials through social media with instructions on how to operate online. Additionally, we made numerous debit cards reprints and deliveries as well as debit card resets for non-user clients, we adapted our existing biometric recognition technology for our customers to withdraw money from the ATMs without a debit card, and we released additional features in our mobile app for senior citizens with the purpose of reducing their need to personally attend a branch.

With respect to SMEs, we have made available loans promoted by the Central Bank at a 24% interest rate, to assist them with payroll payments and working capital needs. We have also launched specific credit lines for SMEs in the health and the transportation sectors. As of the date of this annual report, the Bank has granted loans at a 24% interest rate for an approximate amount of Ps. 5 billion.

Grupo Supervielle has announced a donation of Ps.10 million to social organizations located throughout the country, funds which will be applied to social initiatives related to the COVID-19 pandemic, such as the purchase of medical equipment for health centers and the provision of food for the most vulnerable communities in the City of Buenos Aires and the Provinces of Buenos Aires, Mendoza and San Luis.

We face various risks arising from the economic impact of the pandemic and related government measures which are difficult to predict accurately at this time. These risks include (i) a higher risk of impairment of our assets, (ii) lower revenues as a consequence of the temporary restrictions on charging certain fees to customers, and as a result of lower interest rates on loans promoted by the Central Bank, (iii) a possible significant increase in loan defaults and credit losses, with a consequent increase in loan loss provisions, and (iv) a decrease in credit demand and in our business activity in general, particularly new retail lending. Certain factors that could offset tthese risks include (i) the reduction of the cost of funding, which has been decreasing since the beginning of the COVID-19 pandemic crisis, and (ii) the structure of our liabilities, as we estimate we will not face liquidity contraints as a result of the pandemic.

We are continuing to monitor the impact of the ongoing COVID-19 pandemic on the Group, and will take and implement all possible actions to preserve health of our employees and to ensure continuity of our operations. Grupo Supervielle will continue focusing on improving efficiency while keeping its differentiated strategy to capture growth, remaining flexible under this particularly volatile and challenging scenario. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact.

See “Item 3. Key Information—D. Risk Factors.—Risk Factors—Risks Relating to Argentina—The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on the Group.”

The Argentine Economy and Financial System

Introduction

During 2019 the world economy decelerated mainly due to the uncertainty derived from the commercial conflict between China and the United States and the possibility of a disorderly Brexit.

Commodities had a good performance in 2019, with prices increasing by 9.4% compared to 2018, according to Thomson Reuters CRY Index. In particular, the prices of commodities exported by Argentina grew by 6.5% during the year according to the commodities price index released by the Central Bank.

As regards interest rates, as from August 2019, the US Federal Reserve put a brake on the upward rate process, reducing its interest rate target to 1.75% per annum. International stock markets showed a significant recovery with a lower volatility as compared to the prior year due to more lenient monetary policies.

With respect to Argentina, the 2019 macroeconomic context posed challenges due to the primary presidential elections held in August and the general elections held in October, generating significant volatility in financial markets. During 2019, the Argentine economy was bound under the IMF arrangement program with a restrictive monetary policy and a contracting fiscal deficit. However, the reaction of both markets and economic players to the outcome of the PASO in August gave rise to an immediate reversion of certain still budding positive trends in some indicators such as inflation and activity levels, resulting in a larger deterioration of economic variables. With domestic and international markets virtually closed for the Argentine government to take more public debt, the former Macri administration decided to reprofile the short-term debt, thus adding pressure on the exchange rate and foreign currency-denominated deposits. Following the PASO elections, reserves dropped by US$21,527 million, ending the year with a stock of US$44,781.

As to activity levels, 2019 ended with the economy in recession for the second year in a row, accumulating a fall of 2.2% as of December of such year and maintaining a similar trend to that of 2018, when economic activity levels went down by 2.5% on average.

In connection with fiscal accounts, 2019 closed with a fiscal deficit of 0.44% as compared to the GDP, which represents an improvement over 2018. The general inflation rate for 2019 was of 53.8%, which represented an increase compared to the 47.6% inflation rate for 2018.

In order to improve fiscal accounts, the new Fernández administration, which took office on December 10, 2019, proposed to the Argentine Congress the “Social Solidarity and Production Reactivation” bill which was passed into law (Law No. 27,541) on December 21, 2019. The new law provided, among other things, for a rise of up to 30% in export taxes, personal assets taxes and taxes on the purchase of U.S. dollars for saving purposes and for payment of services in U.S. dollars. In addition, on January 21, 2020, the “Foreign Public Debt Sustainability Management” law was enacted by the Argentine Congress. The new Fernández administration also decided to compulsorily extend the payment term of certain debt securities issued both in foreign and local currency. In the midst of debt restructuring negotiations, on April 5, 2020 the Argentine government issued Decree No. 346/2020, through which the repayment of Argentine law-governed dollar-denominated notes was postponed.

The banking industry’s evolution was also affected by high volatility, high inflation, low economic activity and high rates. Total deposits from the private sector in the financial system increased in 2019 by 25%, showing an increase in Peso-denominated deposits but a strong fall in U.S. dollar-denominated deposits as from August. Peso-denominated deposits grew by 35%, U.S. dollar-denominated deposits measured in Pesos increased by 6%, as a result of the rise of the nominal exchange rate, though, if measured in U.S. dollars, deposits dropped by 33%. On the other hand, total loans to the private sector grew only 15% in the year, well below the inflation level. Loans in Pesos to the private sector rose by 19% while loans in U.S. dollars measured in the original currency dropped by 33%.

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2017	2018	2019
GDP real growth (%)	2.7	(2.5)	(2.2)
Primary fiscal balance (excludes interest) (as a % of GDP)	(3.9)	(2.4)	0.4	(3)
Total public debt (as a % of GDP)	56.6	86.0	91.6	(1)
Trade balance (in million U.S.$)	(8,293)	(3,700)	15,991
Total deposits (as a % of GDP)	23.0	27.3	17.0	(2)
Loans to the private sector (as a % of GDP)	15.1	14.6	9.6	(2)
Unemployment rate-end year- (%)	7.2	9.1	8.9
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	24.8	47.6	53.8
Average nominal exchange rate (in Ps.Per U.S.$)	16.57	28.09	48.24

Source: INDEC, Central Bank and City of Buenos Aires.

(1) As of June 30, 2019

(2) Company estimates based on Central Bank information

(3) Company estimates based on information published by the Ministry of Economy

In 2017, Argentina’s GDP recovered by 2.7%, recording 0.3%, 2.1%, 3.8% and 4.5% year-on-year growth rates for the four quarters of the year, respectively.

In 2018, Argentina’s GDP decreased by 2.5%. As regards quarterly evolution, the economic activity recorded a positive year-on-year growth rate only in the first quarter (4.1%) and then negative rates in the second (-3.8%), third quarter (-3.7%) and in the fourth quarter (-6.2%).

In 2019, Argentina’s GDP decreased by 2.2% recording (5.8)%, 0.0%, 1.7% and (1.1)% year-on-year growth rates for the four quarters of the year, respectively.

Foreign Trade and Foreign Exchange Market

During 2019 the trade balance surplus amounted to US$15,992 million, which implies an improvement as compared to the US$3,701 million deficit of 2018 and the US$8,308 million deficit recorded in 2017. The trade balance dynamics changed due to the fall in the activity level started by mid-2018 and which went on during 2019, worsening after the exchange depreciation which took place in August 2019. In fact, while exports rose by 5.4% during the year, imports dropped by 25%, evidencing the greatest year-on-year fall in August (-30%).

In 2019 (unlike the past three years), international reserves recorded a strong decrease (US$21,025 million), with a stock of US$44,781 million at year end. The year was marked by the strong reduction of international reserves on several occasions as a result of the uncertainty derived from the presidential elections, sale of foreign currency and the fall of deposits in U.S. dollars in the financial system. Following the PASO elections, reserves dropped by US$21,527 million. Given the constant exit of reserves as a result of the prevailing uncertainty, the Central Bank established exchange controls as of September 1, 2019, which were intensified following the general elections held on October 27, 2019. With these recent limits, a brake was placed on the exit of reserves and a subsequent increase was recorded of US$1,375 million.

The nominal dollar/peso exchange rate at the end of 2019 was US$1.00 to Ps.59.89, which meant a devaluation of Ps.22.8 or 58% as compared to the close of the prior year. The exchange rate throughout the year was more or less stable until the PASO elections in August (when the exchange rate rose by +16%). As a result of the prevailing uncertainty, the Central Bank was forced to intervene on a daily basis in the exchange market with U.S. dollars net sales of US$7,456 millions - which did not manage to contain devaluation pressures - and imposed greater exchange controls by the end of October.

Labor Market

In 2019, wages grew by 40.9% year-on-year as a result of the rise of wages of 43.8% to registered employees and of 29.5% to non-registered private sector employees. In addition, within the total registered employees, wages in the private sector grew by 44.3% and by 42.9% in the public sector. In all cases, the wage increase was well below inflation, thus causing the fall of real wages.

The unemployment rate of the first, second and third quarter was 10.1%, 10.6% and 9.7%, respectively, averaging 10.1% in the first three quarters of the year. Comparing the average unemployment rates with those recorded in the first three quarters of 2018, there was an increase of 90 basis points (from 9.2% in 2018 to 10.1% in 2019). On the other hand, the activity rate increased from 46.5% in the fourth quarter of 2018 to 47.2% in the fourth quarter of 2019.

Fiscal Balance

The Argentine public sector recorded in 2019 a primary deficit (without considering extraordinary income) of Ps.208,766.7 million (-0.96% of the GDP) while the financial deficit reached Ps.933,052 million (-4.28% of the GDP). In 2019 an extraordinary income was received by the national government from the transfer of Lotería Nacional to the ambit of City of Buenos Aires (Ps.4,813.6 million recorded as current income). In addition, proceeds were received by the national government from the sale of fixed assets by public companies (Ps.44,595.5 million) and transfers by FGS to ANSES to finance the Programa de Reparación Histórica (Historic Reparation Program for Retirees) (Ps.64,236 million), both recorded as capital proceeds. The primary income for 2019, taking into account the aforementioned extraordinary income, resulted in a primary deficit of Ps.95,121.6 million. In GDP terms, this would be equal to -0.44% percentage points. In such scenario, the financial deficit would increase to Ps.819,406.9 million which, in GDP terms, would account for -3.76% percentage points. The worsening of the financial deficit is due to the fact that in 2019 Ps.724,285.3 million were paid (not including the intra-public sector interest paid) on account of debt interest, an increase of 86.2% year-on-year, representing 18.4% of total income of the Argentine public sector. Total income for 2019 amounted to Ps.3,937,073.5 million, an increase of 51.4% year-on-year, while primary expense amounted to Ps.4,032,195.1 million, representing an increase of 37.2% year-on-year.

In order to improve fiscal accounts, the “Social Solidarity and Production Reactivation” bill mentioned above which was passed into law (Law No. 27,541) on December 21, 2019. The new law provided, among other things, a rise of up to 30% in export taxes, personal assets taxes and taxes on the purchase of U.S. dollars for saving and for payment of services in U.S. dollars. In turn, this law suspended pension increases for 180 days.

Once again one of the critical aspects of the year for the Argentine Treasury was access to financing. As a result of the closure of international financial markets in 2018, the government entered into two stand-by arrangements with the IMF; by virtue of the last of them the agreement amount increased by Ps.5,335 million (approximately US$7,100 million) reaching a total of US$57,000 million, and disbursements were rescheduled, with an advance of Ps.9,600 million (approximately US$13,400 million) until December 2018, thus totaling US$28,400 million for 2018, and Ps.16,300 (approximately US$22,650 million) in 2019. However, the IMF suspended disbursements after September of 2019, overriding the program; therefor the total amount disbursed as of the closing of 2019 was of approximately US$44,500 million (Ps.31,914 million). Due to the overriding of the arrangement with the IMF and the closure of the international financial markets following the PASO elections, the government had to reschedule the due date of certain treasury bills (“Letes”, “Lecaps”, “Lelink” and “Lecer”) with holders, except for individuals, which consisted in paying 15% of services on the due date, 25% within three months and the remaining 60% six months following the original due date. With the change of government on December 10, 2019, consideration of the public sector debt became a relevant matter and on January 21, 2020, the “Foreign Public Debt Sustainability Management” bill was introduced in the Argentine Congress. Upon its enactment on February 12, 2020, the Executive Branch was authorized to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the national government was authorized to issue debt securities to the Central Bank for an amount of up to US$ 4,517 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

Argentina’s Sovereign Debt Restructuring

The new Fernández administration has publicly announced its intention to renegotiate the terms and conditions of the government’s indebtedness with the IMF. Also, the new Fernández administration has initiated negotiations with creditors in order to restructure its current peso and U.S. dollar denominated public debt. In this context, on February 5, 2020, the Argentine Congress passed Law No. 27,544, by virtue of which the sustainability of sovereign debt is declared as a national priority, authorizing the Ministry of Economy to renegotiate new terms and conditions with Argentina’s creditors within certain parameters. Notwithstanding the foregoing, in the midst of debt restructuring negotiations, on April 5, 2020 the Argentine government issued Decree No. 346/2020, through which the repayment of Argentine law-governed dollar-denominated notes was postponed.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next several years. To that end, the Argentine government proposed to effect an exchange of different series of foreign currency-denominated bonds (in U.S. dollars, Euros and Swiss Francs) and governed by English or New York law, issued both under its 2005 and 2016 indentures for new series of U.S. dollar or Euro-denominated amortizing bonds maturing between 2030 and 2047, to be issued by the Argentine government under its 2016 indenture. As informed by the Minister of Economy and pursuant to the exchange documents filed with the Securities Exchange Commission (“SEC”), in general terms, the Argentine government’s exchange offer involves a reduction in interest payment burden of 62% (US$37.9 billion), a decrease in principal payments of 5.4% (US$3.6 billion) and a grace period of approximately 3 years before principal payments become due. The period for creditors under each bond series to give their consent or to reject the exchange (and to chose which series of new bonds to receive in exchange for their eligible bonds, in case of acceptance) is scheduled to expire on May 8, 2020, unless extended. Announcement of the results of the exchange is scheduled for May 11, 2020, while the settlement of the new bonds is scheduled to take place on May 13, 2020.

As of the date of this annual report, the exchange offer is still open and there is uncertainty as to whether the Argentine government will be able to successfully carry out the exchange and restructure its foreign financial indebtedness.

See “Item 3.D—Risk Factors—Risks Relating to Argentina—The Argentine government’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, which may negatively impact our financial condition or cash flows.”

Monetary Policy

During 2019, the Central Bank announced different changes in the monetary program (implemented in October 2018), intended to reinforce the contracting bias of the monetary policy. The most relevant changes include the elimination of the June 2019 seasonal adjustment of the monetary base and subsequent increases until December 2019. In addition, a goal was set to maintain the monetary base at level of February 2019 (Ps.1,343.2 billion) and to authorize the sale of foreign currency even within the non-intervention zone established by the Central Bank in case of excess volatility, overriding the intervention limit of US$150 million.

In spite of the fact that, since the effective date of the program, the Central Bank had met the monetary base target, following the PASO elections, it was forced to stop implementing the program, after being unable to sustain the intervention and non-intervention zone scheme and having to relax compliance with the monetary base target.

During the first part of 2019, the interest rate set by the monetary policy decreased to the minimum of 43.94% p.a. on February 14, 2019 to then go up to 74.07% per annum on May 2, 2019 and gradually decrease again until the PASO elections. Following these elections, LELIQ interest rates rose until reaching the historical cap of 85.99% per annum to then go down and end the year at 55% per annum representing a slight decrease of 4 percentage points as compared to the close of the prior year (however, if we consider the average of each year, the rate in 2019 was 21 percentage points above the 2018 rate).

Inflation

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, as well as poverty and unemployment rates, former President Macri declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. The INDEC suspended publication of certain statistical data pending reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. The INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference for the first four months of 2016. In June 2016, the INDEC began publishing an official inflation rate using its new methodology for calculating the CPI.

According to the available public information based on data from the City of Buenos Aires, CPI grew 38.0% in 2014, 26.9% in 2015, 41.0% in 2016 and 26.1% in 2017, while according to the data of the Province of San Luis, CPI grew 31.9% in 2013, 39.0% in 2014, 31.6% in 2015, 31.4% in 2016 and 24.3% in 2017.

On July 11, 2017, the INDEC started to publish a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area (which is the CPI that resumed publication in June 2016), the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region. For the period of January through December 2019, accumulated inflation using the National CPI was 53.8% compared to 47.6% for 2018. In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. Adjustments approved by the Argentine government in electricity and gas tariffs, as well as the increase in the price of gasoline have been passed through to prices, creating additional inflationary pressures.

The National CPI is prepared in accordance with current international standards and classifies individual consumption by purpose, previously used in the preparation of the former CPI. The adoption of the National CPI brings Argentina’s statistical practice in line with the OECD guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank.

According to the INDEC, in 2019 inflation was 53.8% while the core inflation rate (excluding regulated and seasonal goods prices) was 56.7%, as compared to the 47.6% rate and 47.7% core inflation rate in 2018. This accounts for a rise of 6.2 and 8.9 percentage points, respectively, with regard to the 2018 inflation rate. Inflation was more or less volatile during 2019. After an increase in the first quarter of 2019, inflation decelerated until August, from 4.7% per month in March to 2.2% in July. However, after the devaluation following the PASO elections, prices accelerated and the inflation rate hit 4% in August and 5% in September, ending the year with a monthly inflation rate of 3.7% in December 2019.

The greatest year-on-year price increases were recorded in the northeastern region of the country (57.6%), northwestern region of the country (55.5%), Cuyo region (54.7%) and Patagonia region (54%) while in the City of Buenos Aires and Greater Buenos Aires inflation was below the average (52.9%).

As regards inflation components in 2019, prices of goods increased by 58.4% while prices of services increased by 45.7%. As in 2018, such increase was due to the strong peso devaluation, as the rise in the exchange rate impacts more on goods than on services due to the tradable nature of goods.

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

The Financial System

During 2019 the management of the financial system liquidity was a key issue given the significant market uncertainty that caused material outflows of deposits in U.S. dollars industry-wide. The broad liquidity ratio (including not only cash but also Central Bank instruments and the 2020 Argentine Treasury Bonds recorded as reserve requirements) of the banks in aggregate reached 58.8% of deposits in December 2019, recording an increase of more than 300 basis points as compared to the prior year, according to information published by the Central Bank.

In addition, solvency ratios in the financial system continued to be historically high. The regulatory capital adequacy ratio of the sector totaled 17.4% of the risk weighted assets (RWA), according to the December data published by the Central Bank, which represents a two times excess adequacy (201%) according to applicable regulations.

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

In 2018, total deposits increased by Ps.1,597.6 billion, representing a 66.6% increase from 2017, as reported by the Central Bank. Non-financial private sector deposits increased by Ps.1,196.1 billion in 2018, representing a 61.5% increase from 2017, primarily driven by a Ps.596.1 billion increase, or a 41.2% increase in Peso deposits and by Ps.600.0 billion increase, or a 120.9% increase in foreign currency deposits (expressed in dollars, foreign currency deposits increased by U.S.$2.6 billion or 9.7% from 2017). In terms of Peso deposits, the most significant were time deposits registering a Ps.516.6 billion increase or 70.7% followed by checking accounts which increased by Ps.231.3 billion or 44.4% and savings accounts, which increased a Ps.231.3 billion or 44.4% from 2017.

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

In 2019 private sector total deposits in the financial system increased by 25.4%, closing the year at Ps.3,935,385 million. By currency, deposits in Pesos ended the year at Ps.2,770,847 million, increasing by 35.5%, while deposits in U.S. dollars measured in Pesos slightly increased by 6.4% totaling Ps.1,164,538 million, while the same deposits measured in U.S. dollars dropped by 32.8% as a result of the outflows exit recorded following the uncertainty generated after the PASO elections. By type of deposit in the private sector in Pesos, the increase was led by checking accounts (7.67%) and, to a lesser extent, by savings deposit accounts (25.4%), while fixed term deposits recorded a lower activity (24.7%). Checking accounts had a good performance as from August 2019, increasing by 55.2% for the year, compared to 2018.

The Central Bank reported that non-financial private sector loans increased 15.3% and totaled Ps.2,462,891 million. Private sector loans in Pesos grew by 18.6%; the poor performance was due to the high interest rates and the economic recession. On the other hand, a great dispersion in products was observed: pledge and personal loans dropped by 17% and 4.9%, respectively, mortgage loans increased only 2.1%, documents by 19.5% while advances and credit cards recorded the best performance, rising 48.7% and 48.4%, respectively.

According to the Central Bank, ROAA was 5.1% in 2019, as compared to 4.1% in 2018, and ROAE for the financial system was 44.4% in 2019, as compared to 36.1% in 2018. Further, the Central Bank indicated that the net interest margin was 21.8% of assets in 2019, as compared to 15.3% in 2018. Net income from services represented 1.9% of assets in 2019, as compared to 1.8% of assets in 2018. Loan loss provisions resulting from the increase in private loan delinquencies totaled 1.8% of assets in 2019, as compared to 1.5% of assets in 2018.

Argentine Financial System Statistics from 2010 to 2019.

The following table shows the 2010 to 2019 evolution of major financial statements items for the financial system:

	December 31,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	(in millions of Pesos)
Assets	510,304	628,381	790,026	1,004,775	1,340,548	1,847,314	2,645,673	3,468,783	5,531,805	6.733,723
Liabilities	452,752	558,264	699,205	883,086	1,172,335	1,620,451	2,348,461	3,067,587	4,921,168	5,836,745
Shareholders’ equity	57,552	70,117	90,820	121,689	168,213	226,863	297,212	401,196	610,637	896,979
Capital, contributions, reserves	41,204	44,587	59,395	73,219	89,307	126,264	212,157	311,814	389,773	562,788
Retained earning	16,348	25,530	31,426	48,471	78,907	100,600	85,055	89,382	224,521	334,190
Loans	230,127	332,317	433,925	563,344	649,206	886,046	1,136,954.6	1,691,214	2,278,387	2,728,821
Non-financial public sector	25,907	31,346	39,951	48,438	51,470	75,254	52,25	37,738	49,351	104,130
Financial sector	5,018	9,263	10,299	13,049	10,729	13,199	26,426	44,306	61,653	58,154
Non-financial private sector	199,202	291,708	383,674	501,857	604,062	819,174	1,085,655	1,655,049	2,254,400	2,721,077
Provisions	(6,232)	(7,173)	(9,596)	(13,117)	(17,054)	(21,581)	(27,952)	(45,879)	(87,016)	(154,540)
Deposits	376,344	462,517	595,764	752,422	979,388	1,355,353	1,969,029	2,445,998	4,085,244	4,838,130
Non-financial public sector	115,954	129,885	163,691	202,434	256,996	291,104	441,890	457,657	864,851	763,188
Non-financial private sector	257,595	328,463	427,857	544,331	720,645	1,062,590	1,521,687	1,981,988	3,207,397	4,056,973

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The table below shows the evolution of the number of financial institutions in the system:

	December 31,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	(in millions of Pesos)
Banks	64	64	65	66	65	62	63	62	63	63
Public banks	12	12	12	12	12	13	13	13	13	13
Private banks	52	52	53	54	53	49	50	49	50	50
Private argentine capital banks	32	31	33	34	33	32	33	33	34	34
Foreign capital domestic banks	11	12	11	11	11	10	10	9	9	9
Foreign financial institution branch banks	9	9	9	9	9	7	7	7	7	7
Financial companies	14	14	14	15	15	15	14	14	14	15
Credit unions	2	2	2	1	1	1	1	1	1	0
Total financial institutions	80	80	81	82	81	78	78	77	78	78

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The graph below shows the evolution of loans and deposits growth in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP as of Decemnber 31, 2019 and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

The graph below shows the evolution of the private loans portfolio composition in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP as of Decemnber 31, 2019 and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

The graph below shows the evolution of non-performing loan ratios in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP as of Decemnber 31, 2019 and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

The following graph shows the evolution of non-performing loans coverage, measured as allowances over non-performing loans:

Ratio of Non performing loans Coverage
96.9
114.8
107.6
114.4
116.4
111.8
142.8
171.2
141.0
147.8
139.7
148.4
136.9
138.8
120.6
97.8
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Source: Central Bank. Figures are expressed following Argentine Banking GAAP as of Decemnber 31, 2019 and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

The following graphs show the evolution of ROAA and ROAE in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP as of Decemnber 31, 2019 and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

Source: Central Bank. Figures are expressed following Argentine Banking GAAP as of Decemnber 31, 2019 and therefore do not apply IFRS 9 provisions, and they are in original currency and not adjusted for inflation.

The following tables show market share of Argentine banks in terms of assets, loans and deposits as of December 31, 2019 according to the Central Bank:

Market Share of Assets		Market Share of Loans
Banco de la Nación Argentina S.A.	19.7%	Banco de la Nación Argentina S.A.	17.2%
Banco Santander Río S.A.	9.2%	Banco de Galicia y Buenos Aires S.A.	11.1%
Banco de Galicia y Buenos Aires S.A.	8.9%	Banco Santander Río S.A.	9.8%
Banco de la Provincia de Buenos Aires	8.1%	Banco de la Provincia de Buenos Aires	8.8%
BBVA Banco Francés S.A.	6.4%	Banco Macro S.A.	8.0%
Banco Macro S.A.	6.3%	BBVA Banco Francés S.A.	6.8%
HSBC Bank Argentina S.A.	4.4%	Banco de la Ciudad de Buenos Aires	4.2%
Banco de la Ciudad de Buenos Aires	3.7%	HSBC Bank Argentina S.A.	3.9%
Credicoop Cooperativo Limitado	3.4%	ICBC S.A.	3.4%
ICBC S.A.	3.3%	Banco Patagonia S.A.	3.1%
Citibank N.A.	2.8%	Banco Supervielle S.A.	2.9%
Banco Patagonia S.A.	2.8%	Banco de la Provincia de Córdoba S.A.	2.1%
Banco de la Provincia de Córdoba S.A.	2.1%	BICE SA	1.7%
Banco Supervielle S.A.	2.0%	Itau Argentina	1.5%
Nuevo Santa Fe	1.4%	Banco Hipotecario S.A.	1.4%

Market Share of Deposits
Banco de la Nación Argentina S.A.	23.0%
Banco Santander Río S.A.	9.8%
Banco de la Provincia de Buenos Aires	9.3%
Banco de Galicia y Buenos Aires S.A.	8.2%
BBVA Banco Francés S.A.	6.1%
Banco Macro S.A.	5.4%
HSBC Bank Argentina S.A.	4.5%
Banco de la Ciudad de Buenos Aires	4.0%
Credicoop Cooperativo Limitado	3.8%
ICBC S.A.	2.7%
Citibank N.A.	2.5%
Banco Patagonia S.A.	2.5%
Banco de la Provincia de Córdoba S.A.	2.4%
Banco Supervielle S.A.	1.9%
Nuevo Santa Fe	1.4%

Source: Central Bank.

With respect to the distribution network, as of December 31, 2019, the financial system had 773 branches, 601 self-service terminals and 17,240 ATMs, with coverage throughout Argentina.

The table below shows the distribution of the network by jurisdiction as of December 31, 2019.

Jurisdiction	Branches	ATMs	Self-Service Terminals
City of Buenos Aires	855	2,717	1,832
Buenos Aires	1,504	5,245	2,198
Catamarca	26	180	28
Córdoba	497	1,749	542
Corrientes	107	349	69
Chaco	68	396	72
Chubut	72	282	92
Entre Ríos	138	546	205
Formosa	29	160	20
Jujuy	35	220	86
La Pampa	109	215	31
La Rioja	28	158	36
Mendoza	179	688	335
Misiones	67	340	136
Neuquén	93	360	99
Río Negro	82	310	149
Salta	73	386	156
San Juan	41	226	88
San Luis	50	201	81
Santa Cruz	51	218	65
Santa Fe	487	1,507	1,021
Santiago del Estero	60	266	52
Tucumán	97	411	160
Tierra del Fuego	25	110	48
Total	4,773	17,240	7,601

Presentation of Financial Statements in Pesos. Inflation.

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Supervielle.

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by the WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.

During periods of high inflation, effective wages and salaries tend to fall and consumers tend to accelerate their consumption patterns and also eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations.

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy must be considered hyperinflationary according to IAS 29 starting July 1, 2018. As a consequence, financial statements for the year ended on December 31, 2019 have been stated in terms of the measuring unit current at the consolidated financial statement date.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the reference stabilization coefficient (“CER”, per its Spanish acronym) index and UVA used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	Year ended December 31,
	2019	2018	2017
	(in percentages)
Price Indices:(1)
WPI	58.5%	73.5%	18.8%
CPI	53.8%	47.6%	24.8%
Adjustment Index:
CER	51.6%	47.2%	22.6%
UVA(2)	51.84%	46.86%	21.15%

(1)	Source: INDEC.
(2)	UVAs are inflation adjusted units introduced in September 2016.

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2019	2018	2017
	(in thousands of Pesos)
Assets
In Pesos, unadjusted	95,896,845	143,945,976	156,102,012
In Pesos, adjusted by CER	10,869,018	8,644,021	3,701,966
In Foreign Currency(1)	41,918,828	65,442,813	48,223,810
Total Assets	148,684,691	218,032,810	208,027,788
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	109,265,568	155,348,939	166,841,090
In Pesos, Adjusted by the CER	1,454,200	128,807	23,385
In Foreign Currency(1)	37,964,923	62,555,064	41,163,313
Total Liabilities and Shareholders’ Equity	148,684,691	218,032,810	208,027,788

(1)	Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2019 (U.S.$ 1.00 to Ps.59.895), December 31, 2018 (U.S.$ 1,00 to Ps.37.8083) and December 31, 2017 (U.S.$ 1.00 to Ps.18.7442).

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

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

We discuss below: (i) our results of operations for the year ended December 31, 2019 as compared with our results of operations for the year ended December 31, 2018; and (ii) our results of operations for the year ended December 31, 2018 as compared with our results of operations for the year ended December 31, 2017.

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
	As of December 31			Change December 31,
	2019	2018	2017	2019/2018	2018/2017
	$	$	$	%	%
	(in thousands of Pesos, except percentages)
Consolidated Income Statement Data IFRS
Interest income	44,794,595	46,790,036	34,250,524	(4.3)%	36.6%
Interest expenses	(34,913,451)	(26,787,390)	(12,782,957)	30.3%	109.6%
Net interest income	9,881,144	20,002,646	21,467,567	(50.6)%	(6.8)%
Net income from financial instruments (NIFFI) at fair value through profit or loss	20,960,966	9,707,395	5,454,354	115.9%	78.0%
Exchange rate difference on gold and foreign currency	(324,070)	1,733,237	604,734	(118.7)%	186.6%
NIFFI and Exchange Rate Differences	20,636,896	11,440,632	6,059,088	80.4%	88.8%
Net Financial Income	30,518,040	31,443,278	27,526,655	(2.9)%	14.2%
Services fee income	8,599,607	9,118,706	9,327,965	(5.7)%	(2.2)%
Services fee expense	(2,243,970)	(2,181,620)	(1,877,412)	2.9%	16.2%
Income from insurance activities	1,393,356	1,305,522	1,383,709	6.7%	(5.7)%
Net Service Fee Income	7,748,993	8,242,608	8,834,262	(6.0)%	(6.7)%
Sub Total	38,267,033	39,685,886	36,360,917	(3.6)%	9.1%
Result from exposure to changes in the purchasing power of money	(5,359,565)	(9,253,021)	(3,986,190)	(42.1)%	132.1%
Other operating income	2,755,267	3,805,134	2,827,476	(27.6)%	34.6%
Loan loss provisions	(7,736,868)	(7,967,031)	(6,204,348)	(2.9)%	28.4%
Net Operating Income	27,925,867	26,270,968	28,997,855	6.3%	(9.4)%
Personnel expenses	14,164,289	13,504,300	13,439,165	4.9%	0.5%
Administration expenses	7,573,543	8,615,396	7,566,294	(12.1)%	13.9%
Depreciations and impairment of non-financial assets	1,814,671	665,154	956,819	172.8%	(30.5)%
Other operating expenses	6,358,291	6,633,161	6,394,542	(4.1)%	3.7%
Operating income	(1,984,927)	(3,147,043)	641,035	N.A.	N.A.
Income / (loss) before taxes	(1,984,927)	(3,147,043)	641,035	N.A.	N.A.
Income tax	(168,695)	(1,555,074)	(1,802,869)	(89.2)%	(13.7)%
Net loss for the year	(2,153,622)	(4,702,117)	(1,161,834)	(54.2)%	304.7%
Net loss for the year attributable to owners of the parent company	(2,151,600)	(4,658,050)	(1,160,465)	(53.8)%	301.4%
Net loss for the year attributable to non-controlling interest	(2,022)	(44,067)	(1,369)	(95.4)%	3118.9%
Other Comprehensive Income	(47,833)	371,617	72,120	-112.9%	415.3%
Other comprehensive income attributable to parent company	(47,701)	371,231	72,100	-112.8%	414.9%
Other comprehensive income attributable to non-controlling interest	(132)	386	20	-134.2%	1830.0%
Comprehensive Loss	(2,201,455)	(4,330,500)	(1,089,714)	(49.2)%	297.4%
Comprehensive loss for the year attributable to owners of the parent company	(2,199,301)	(4,286,819)	(1,088,365)	(48.7)%	293.9%
Comprehensive loss for the year attributable to non-controlling interest	(2,154)	(43,681)	(1,349)	(95.1)%	3137.7%
Return on Average Shareholders’ Equity	(9.1% )	(16.2% )	(4.7% )
Return on Average Assets	(1.1% )	(1.9% )	(0.6% )

Attributable comprehensive income in 2019 amounted to a Ps.2.2 billion loss, as compared to a Ps.4.3 billion loss in 2018.

Attributable net income in 2019 amounted to a Ps.2.2 billion loss, as compared to a Ps.4.7 billion loss in 2018.

ROAA and ROAE were (1.1%) and (9.1%), respectively, in 2019, as compared to (1.9%) and (16.2%), respectively, in 2018.

Attributable comprehensive income in 2018 amounted to a Ps.4.3 billion loss, as compared to a Ps.1.1 billion loss in 2017.

Attributable net income in 2018 amounted to a Ps.4.7 billion loss, as compared to a Ps.1.2 billion loss in 2017.

ROAA and ROAE were (1.9%) and (16.2%), respectively, in 2018, as compared to (0.6%) and (4.7%), respectively, in 2017.

2019 Compared to 2018

In 2019. attributable comprehensive income amounted to a Ps 2.2 billion loss. a Ps.2.1 billion increase compared to a Ps.4.3 billion loss in 2018.

The main factors explaining the performance were:

•	a Ps.5.4 billion loss from exposure to changes in the purchasing power of the currency compared to Ps.9.3 billion loss in 2018;
•	a Ps.1.4 billion decrease in income tax expense, to Ps.168.7 million from Ps.1.6 billion;
•	a Ps.381.9 million decrease in personnel and administrative expenses, to Ps.21.7 billion from Ps.22.1 billion;
•	a Ps.230.2 million decrease in loan loss provisions, to Ps.7.7 billion from Ps.8.0 billion; and
•	a Ps.87.8 million increase in income from insurance activities, to Ps.1.4 billion from Ps.1.3 billion.

These factors were partially offset by:

•	a Ps.925.2 million decrease in net financial income, to Ps.30.5 billion from Ps.31.4 billion;
•	a Ps. 775.0 million increase in other expenses (net), to Ps.3.6 billion from Ps.2.8 billion;
•	a Ps.581.2 million decrease in net services fee income, to Ps.6.4 billion from Ps.6.9 billion; and
•	a Ps.47.7 million loss in other comprehensive income compared to Ps.371.2 million gain in 2018.

2018 Compared to 2017

In 2018, attributable comprehensive income amounted to a Ps 4.3 billion loss, a Ps.3.2 billion decrease compared to a Ps.1.1 billion loss in 2017.

The main factors explaining the decrease were:

•	a Ps.9.3 billion loss from exposure to changes in the purchasing power of the currency compared to Ps.4.0 billion loss in 2017,
•	a Ps.1.8 billion increase in loan loss provisions to Ps.8.0 billion from Ps.6.2 billion,
•	a Ps.1.1 billion increase in personnel and administrative expenses, to Ps.22.1 billion from Ps.21.0 billion,
•	a Ps.513.5 million decrease in net services fee income, to Ps.6.9 billion from Ps.7.5 billion, and

•	a Ps.78.2 million decrease in income from insurance activities, to Ps.1.3 billion from Ps.1.4 billion.

These factors were partially offset by:

•	a Ps.3.9 billion increase in net financial income to Ps.31.4 billion from Ps.27.5 billion,
•	a Ps.299.1 million increase in other comprehensive income, to Ps.371.2 million from Ps.72.1 million, and
•	a Ps.247.8 million decrease in income tax, to Ps.1.6 billion from Ps.1.8 billion.

Net Financial Income (Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI- and Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income

Net financial income in 2019 amounted to Ps.30.5 billion and net financial margin was 21.0%, compared to Ps.31.4 billion, and 17.0%, respectively, in 2018.

The increase in net interest margin reflects higher volumes invested in high-yield Central Bank seven-days LELIQS and the higher interest rates of those instruments, also supported by the 370 basis points increase in net interest margin loans in Pesos driven by the market interest rates increase trend. These were partially offset by the mark to market impact accounting of short term Pesos and U.S. dollars local treasury notes following the debt reprofiling announced by the Argentine government in August 2019.

Net financial income in 2018 amounted to Ps.31.4 billion and net interest margin was 17.0%, compared to Ps.27.5 billion, and 18.4%, respectively, in 2017.

Breakdown Net Interest Income, NIFFI and Exchange Rate Differences

	Grupo Supervielle S.A.
	As of December 31,			Change
	2019	2018	2017	2019/2018	2018-2017
	$	$	$	%	%
Net Interest Income	9,881,144	20,002,646	21,467,567	(50.6)%	(6.8)%
NIFFI and Exchange Rate differences	20,636,896	11,440,632	6,059,088	80.4%	88.8%
Total	30,518,040	31,443,278	27,526,655	(2.9)%	14.2%

NIM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018	2017
	(in percentages)
Net interest margin	21.0%		17.0%	18.4%
Pesos	28.2%		20.0%	20.8%
Dollars	(3.4%	)	6.9%	7.7%

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018	2017
	(in percentages)
Net Interest Margin Breakdown
Total NIM	21.0%		17.0%	18.4%
Ps.NIM	28.2%		20.0%	20.8%
U.S.$NIM	(3.4%	)	6.9%	7.7%
Loan Portfolio NIM	18.7%		16.4%	18.9%
Ps.NIM	24.2%		20.5%	22.4%
U.S.$.NIM	4.8%		3.9%	2.9%
Investment Portfolio NIM	18.6%		22.7%	15.4%
Ps.NIM	28.5%		19.2%	14.3%
U.S.$NIM	(68.7%	)	41.7%	20.2%

Since 2019, the NIM also includes the exchange rate differences and net gains or losses from currency derivatives representing more accurately our financial margin and spreads. This ratio coincides with the net financial margin ratio published in previous years (now renamed as NIM).

Net Interest Income

2019 Compared to 2018

Net interest income in 2019 totaled Ps.9.9 billion, a 50.6% decrease from the Ps.20.0 billion recorded in 2018. This was explained by:

•	Additional deposits to fund investments in high-yield short term Central Bank securities while yields from those investments were recorded in NIFFI following the fair value through profit or loss accounting methodology.
•	The increase in the average BADLAR rate following sharp increases in the monetary policy rate. These actions impacted cost of funds in the Corporate Banking business portfolio and in the Consumer Finance portfolio, resulting in higher interest expenses.
•	A 30.8% decrease in average volume of loans in 2019.

2018 Compared to 2017

Net interest income in 2018 totaled Ps.20.0 billion, a 6.8% decrease from the Ps.21.5 billion recorded in 2017. Additional deposits to fund new investments in high-yield short term Central Bank securities resulted in higher interest expenses, impacting net interest income, while yields from the investment in those securities held for trading purposes are recorded in the net income from financial instruments.

i) Interest Income

2019 Compared to 2018

Interest income in 2019 totaled Ps.44.8 billion, a 4.3% decrease from the Ps.46.8 billion recorded in 2018, primarily due to the 30.8% decrease in average balance, while interest on loans increased 1,000 basis points following the increase in market interest rates.

Yields from investments in high-yield short term Central Bank securities were recorded in NIFFI following the fair value through profit or loss accounting methodology.

2018 Compared to 2017

Interest income in 2018 totaled Ps. 46.8 billion, a 36.6% increase from the Ps.34.3 billion recorded in 2017. This increase was primarily the result of an increase in average loans.

Our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,			Change December 31,
	2019	2018	2017	2019/2018	2018/2017
	Ps.	Ps.	Ps.	%	%
Interest on overdrafts	4,566,729	5,000,550	2,901,607	(8.7)%	72.3%
Interest on promissory notes	5,878,441	6,272,282	3,767,219	(6.3)%	66.5%
Interest on mortgage loans	3,781,641	3,028,718	263,172	24.9%	1050.9%
Interest on automobile and other secured loans	693,000	757,191	75,662	(8.5)%	900.8%
Interest on personal loans	12,916,398	16,811,397	16,547,779	(23.2)%	1.6%
Interest on corporate unsecured loans	6,141,212	4,643,906	3,060,511	32.2%	51.7%
Interest on credit cards loans	4,815,023	5,249,821	5,053,721	(8.3)%	3.9%
Interest on foreign trade loans	1,730,633	1,798,461	899,192	(3.8)%	100.0%
Interest on leases	1,129,605	1,417,026	1,141,613	(20.3)%	24.1%
Other	3,141,913	1,810,684	540,048	73.5%	235.3%
Total	44,794,595	46,790,036	34,250,524	(4.3)%	36.6%

The following table sets forth our yields on interest-earning assets:

	As of December 31,
	2019		2018		2017
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	11,326,914	17.5%	12,706,699	32.6%	8,024,754	21.6%
Securities Issued by the Central Bank	30,219,625	61.9%	22,998,423	41.3%	17,662,433	24.7%
Total Investment Portfolio	41,546,539	49.8%	35,705,122	38.2%	25,687,187	23.8%
Loans
Loans to the Financial Sector	555,588	34.2%	1,402,040	27.1%	943,550	6.2%
Overdrafts	7,005,832	65.2%	10,530,444	47.5%	9,073,842	32.0%
Promissory Notes	9,343,602	62.9%	16,912,839	37.1%	17,832,275	21.1%
Mortgage loans	8,216,816	46.0%	7,410,179	40.9%	1,243,094	3.1%
Automobile and Other Secured Loans	1,846,408	37.5%	3,021,281	25.1%	439,268	17.2%
Personal Loans	22,934,580	56.3%	39,352,087	42.7%	39,977,166	41.4%
Corporate Unsecured Loans	10,855,345	56.6%	13,801,409	33.6%	11,240,625	27.2%
Credit Card Loans	12,240,583	39.3%	17,003,762	30.9%	17,297,617	29.2%
Receivables from Financial Leases	4,439,332	25.4%	6,301,405	22.5%	5,445,318	21.0%
Total Loans excl. Foreign trade and U.S.$.loans	77,438,086	51.8%	115,735,446	37.6%	103,492,755	31.8%
Foreign Trade Loans and U.S.$.loans	25,486,397	6.8%	33,096,074	5.4%	20,074,843	4.5%
Total Loans	102,924,483	40.7%	148,831,520	30.5%	123,567,598	27.3%
Repo transactions	981,998	60.8%	252,162	31.1%	—	0.0%
Total Interest-Earning Assets	145,453,020	43.4%	184,788,804	32.0%	149,254,785	26.7%

2019 Compared to 2018

The average balance of loans excluding foreign trade loans and U.S. dollars loans totaled Ps.77.4 billion in 2019, representing a 33.1% decrease from Ps.115.7 billion in 2018. The decrease in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) is mainly explained by the following changes in our financial statements: (i) 41.7% or Ps.16.4 billion decrease in personal loans, (ii) 28.0% or Ps.4.8 billion decrease in credit cards, (iii) 44.8% or Ps.7.6 billion decrease in promissory notes, (iv) 33.5% or Ps.3.5 billion decrease in overdraft, (v) 21.3% or Ps.2.9 billion decrease in corporate unsecured loans, and (vi) 29.6% or Ps.1.9 billion decrease in receivables from financial leases. These were partially offset by a 10.9% or Ps. 806.6 million increase in mortgage loans.

Other interest income amounted to Ps.3.1 billion in 2019 compared to Ps.1.8 billon in 2018. This line item mainly reflects results from investments in securities held to maturity or available for sale.

The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) increased to 51.8% in 2019 from 37.6% in 2018. Average BADLAR increased 1,450 basis points in 2019 to 48.9% compared to 34.3% in 2018.

2018 Compared to 2017

The average balance of loan excluding foreign trade and US dollars loans totaled Ps.115.7 billion in 2018, representing a 11.8% increase from Ps.103.5 billion in 2017. The increase in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) was mainly explained by the following changes in our financial statements: i). a 496.1%, or Ps.6.2 billion increase in mortgages from Ps.1.2 billion to Ps.7.4 billion, ii). a 22.8%, or Ps.2.6 billion, increase in corporate unsecured loans from Ps.11.2 billion to Ps. 13.8 billion, iii). a 587.8%, or Ps.2.6 billion increase in Automobile and Other Secured Loans from Ps.439.3 million to Ps.3.0 billion mainly due to the residual portfolio of Mila at the moment of the acquisition, iv). a 15.7%, or Ps.856.1 million, increase in receivables from financial leases. These increases were partially offset by i). 1.6% or Ps.625.1 million decrease in personal loans and 1.7% or Ps.293.9 million decrease in credit cards.

Other Interest Income amounted to Ps.1.8 billion in 2018 comparing to Ps.540.0 in 2017, reflecting higher results from investments securities held to maturity or available for sale, recorded at amortized cost.

The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) increased to 37.6% in 2018 from 31.8% in 2017. Average BADLAR increased 1,370 basis points in 2018 to 34.3% compared to 20.6% in 2017.

ii) Interest Expenses

Our Interest expenses were comprised of the following:

	As of December 31,			Change December 31,
	2019	2018	2017	2019/2018	2018/2017
	$	$	$	%	%
Interest on special checking accounts	6,010,413	7,890,452	1,564,612	-23.8%	404.3%
Interest on time deposits	19,855,152	9,991,638	5,786,089	98.7%	72.7%
Interest on other liabilities from financial transactions	7,692,607	7,296,529	4,460,915	5.4%	63.6%
Interest on financing from the financial sector	274,101	1,137,554	382,729	-75.9%	197.2%
Other	1,081,178	471,217	588,612	129.4%	-19.9%
Total	34,913,451	26,787,390	12,782,957	30.3%	109.6%

2019 Compared to 2018

Interest expenses for 2019 totaled Ps.34.9 billion,. a 30.3% increase from Ps.26.8 billion for 2018. This increase was due to the 1,270 basis points increase in the average rate of interest bearing liabilities rate. This was partially offset by a 17.6% or Ps. 20.4 billion decrease to Ps.95.9 billion in the average balance of interest-bearing liabilities while the average balance of total low and non-interest bearing deposits decreased 18.8% or Ps. 13.0 billion to Ps.56.2 billion.

Other financial expenses in 2019 totaled Ps.1.1 billion, compared to Ps.471.2. million in 2018.

2018 Compared to 2017

Interest expenses for 2018 totaled Ps.26.8 billion, a 109.6% increase from Ps.12.8 billion for 2017. This increase was attributable to a 43.2% increase in the average balance of our interest-bearing liabilities, a 730 basis points increase in the average rate and partially offset by a 10.1% increase in low or non-interest bearing deposits.

Other financial expenses in 2018 totaled Ps.471.2 million, compared to Ps.588.6 million in 2017.

The following table sets forth our yields on interest-bearing liabilities:

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Interest-Bearing Liabilities
Special Checking Accounts	25,168,448	23.9%	34,033,872	23.0%	14,016,710	11.1%
PS.Savings Accounts	14,892,493	40.1%	25,989,349	30.0%	11,512,318	13.4%
Fx Savings Accounts	10,275,955	0.4%	8,044,523	0.4%	2,504,392	0.3%
Time Deposits	46,909,708	42.3%	43,144,927	23.2%	38,639,592	15.0%
PS.Time Deposits	41,118,910	48.1%	36,276,233	27.3%	34,953,771	16.5%
Fx Time Deposits	5,790,798	1.3%	6,868,694	1.2%	3,685,821	0.6%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	21,657,316	36.8%	37,100,799	22.7%	24,935,967	19.4%
Subordinated Loans and Negotiable Obligations	2,203,968	6.2%	2,097,037	6.4%	3,668,433	8.9%

Total Interest-Bearing Liabilities	95,939,440	35.4%	116,376,635	22.7%	81,260,702	15.4%
Low and Non-Interest Bearing Deposits
Savings Accounts	32,185,349	0.2%	39,527,134	0.2%	35,708,329	0.0%
PS.Savings Accounts	16,677,758	0.4%	21,970,349	0.3%	25,006,000	0.0%
Fx Savings Accounts	15,507,591	0.0%	17,556,785	0.0%	10,702,329	0.0%
Checking Accounts	23,987,398		29,679,527		27,130,608
PS.Checking Accounts	15,110,011		17,312,704		18,674,236
Fx Checking Accounts	8,877,387		12,366,823		8,456,372
Total Low and Non-Interest Bearing Deposits	56,172,747		69,206,661		62,838,937
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	152,112,187	22.4%	185,583,296	14.3%	144,099,639	8.7%

2019 Compared to 2018

Average balance of our interest-bearing liabilities in 2019 totaled Ps.95.9 billion, compared to Ps.116.4 billion in 2018. This decrease was mainly due to (i) a 41.6% decrease to Ps.21.7 billion in the average balance of our borrowings from other financial institutions, and (ii) a Ps.8.9 billion decrease in average balance of interest-bearing special checking accounts to Ps.25.2 billion from Ps.34.0 billion. These were partially offset by a 8.7% increase to Ps.46.9 billion in the average balance of time deposits.

Average balance of our low or non-interest-bearing deposits in 2019 totaled Ps.56.2 billion, compared to Ps.69.2 billion in 2018. This decrease was mainly due to (i) a 18.6% or Ps. 7.3 billion decrease to Ps.32.2 billion in the average balance of savings accounts, and (ii) a 19,.2% or Ps. 5.7 billion decrease to Ps.24.0 billion in non-interest bearing checking accounts.

Out of our total average interest-bearing deposits of Ps 104.3 billion in 2019, Ps.31.6 billion were U.S. dollar-denominated deposits and Ps.72.7 billion were Peso-denominated, compared to Ps.32.5 billion and Ps.84.2 billion, respectively, in 2018.

Out of our total average non-interest-bearing deposits of Ps.24.0 billion for 2019, Ps. 8.9 billion were U.S. dollar-denominated deposits and Ps.15.1 billion were Peso-denominated deposits, compared to Ps12.4 billion and Ps.17.3 billion, respectively, in 2018.

The average rate paid on interest-bearing liabilities and low or non-interest-bearing deposits for 2019 was 22.4%, 810 basis points above the 14.3% average rate for 2018. For 2019, Peso-denominated time deposits accrued interest at an average rate of 48.1%, 2,080 basis points above the 27.3% average interest rate accrued in 2018. In 2019, U.S. dollar-denominated time deposits accrued interest at an average rate of 1.3%,10 basis points above the 1.2% average interest rate accrued in 2018.

Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2019 was Ps.21.7 billion, compared to Ps.37.1 billion in 2018. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations increased 1,410 basis points to 36.8% in 2019, from 22.7% in 2018.

Our average balance of subordinated loans and subordinated negotiable obligations in both 2019 was Ps. 2.2 billion, compared to Ps. 2.1 billion in 2018. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar-linked) was 6.2% in 2019, compared to 6.4% in 2018.

2018 Compared to 2017

Average balance of our interest-bearing liabilities in 2018 totaled Ps.116.4 billion, compared to Ps.81.3 billion in 2017. This increase was mainly due to (i) a Ps.20.0 billion increase in average balance of interest-bearing special checking accounts to Ps.34.0 billion from Ps.14.0 billion, and a (ii) 48.8% increase to Ps.37.1 billion, in the average balance of our borrowings from other financial institutions, and (iii) 11.7% increase to Ps.43.1 billion, increase in the average balance of time deposits.

Average balance of our low or non-interest-bearing deposits in 2018 totaled Ps.69.2 billion, compared to Ps.62.8 billion in 2017. This increase was mainly due to (i) a 10.7% increase to Ps.39.5 billion in the average balance of savings accounts, and (ii) a 9.4% increase to Ps.29.7 billion in non-interest bearing checking accounts.

Out of our total average interest-bearing deposits of Ps 116.7 billion in 2018, Ps.32.5 billion were U.S. dollar-denominated deposits and Ps.84.2 billion were Peso-denominated, compared to Ps.16.9 billion and Ps.71.5 billion, respectively, in 2017.

Out of our total average non-interest-bearing deposits of Ps.29.7 billion for 2018, Ps.12.4 billion were U.S. dollar-denominated deposits and Ps.17.3 billion were Peso-denominated, compared to Ps.8.5 billion and Ps.18.7 billion, respectively, in 2017.

The average rate paid on interest-bearing liabilities and low or non-interest-bearing deposits for 2018 was 14.3%, 560 basis points above the 8.7% average rate for 2018. For 2018, Peso-denominated time deposits accrued interest at an average rate of 27.3%, 1,080 basis points above the 16.5% average interest rate accrued in 2017. In 2018, U.S. dollar-denominated time deposits accrued interest at an average rate of 1.2%, 60 basis points above the 0.6% average interest rate accrued in 2017.

Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2018, was Ps.37.0 billion, compared to Ps.24.9 billion in 2017. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations increased 330 basis points to 22.7% in 2018, from 19.4% in 2017.

Our average balance of subordinated loans and subordinated negotiable obligations in both 2018 and 2017 was Ps.2.1 billion and Ps.3.7 billion respectively. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar linked) was 6.4% in 2018, compared to 8.9% in 2017.

The following table sets forth interest bearing deposits by denomination:

	Grupo Supervielle S.A.
	As of December 31,
	2019			2018			2017
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate
Savings accounts
Pesos	16,677,758	60,885	0.4%	21,970,349	58,885	0.3%	25,006,000	6,461	0.0%
Dollars	15,507,591	4,459	0.0%	17,556,785	4,653	0.0%	10,702,329	2,810	0.0%
Total	32,185,349	65,344	0.2%	39,527,134	63,538	0.2%	35,708,329	9,271	0.0%
Special checking accounts
Pesos	14,892,493	5,973,650	40.1%	25,989,349	7,795,154	30.0%	11,512,318	1,546,597	13.4%
Dollars	10,275,955	36,763	0.4%	8,044,523	31,760	0.4%	2,504,392	8,744	0.3%
Total	25,168,448	6,010,413	40.1%	34,033,872	7,826,914	30.0%	14,016,710	1,555,341	13.4%
Time deposits
Pesos	41,118,910	19,778,723	48.1%	36,276,233	9,906,758	27.3%	34,953,771	5,765,429	16.5%
Dollars	5,790,798	76,429	1.3%	6,868,694	84,879	1.2%	3,685,821	20,659	0.6%
Total	46,909,708	19,855,152	42.3%	43,144,927	9,991,637	23.2%	38,639,592	5,786,088	15.0%
Total by currency
Pesos	72,689,161	25,813,258	35.5%	84,235,931	17,760,797	21.1%	71,472,089	7,318,487	10.2%
Dollars	31,574,344	117,651	0.4%	32,470,002	121,292	0.4%	16,892,542	32,213	0.2%
Total Deposits	104,263,505	25,930,909	24.9%	116,705,933	17,882,089	15.3%	88,364,631	7,350,700	8.3%

i) Net Income from financial instruments and Exchange rate differences

2019 Compared to 2018

Net income from financial instruments at fair value through profit or loss and exchange rate differences for 2019 totaled Ps.20.6 billion, a 80.4% increase from the Ps.11.4 billion recorded in 2018. This increase was attributable to higher income from holdings of securities issued by the Central Bank due to higher volumes of these securities and higher yield following the increase in the average interest rate of these securities. This was partially offset by a 45.5% decrease in the income from government and corporate securities reflecting mark to market accounting of short term Pesos and U.S. dollar treasury notes held by us following the debt reprofiling announced by the Argentine government in August 2019.

2018 Compared to 2017

Net Income from financial instruments at fair value through profit or loss and Exchange rate differences for 2018 totaled Ps.11.4 billion, an 88.8% increase from the Ps.6.1 billion recorded in 2017. This increase was attributable to higher income from holdings of securities issued by the Central Bank due to higher volumes of these securities held for trading as well as the ones held as reserve requirements, the increase in the average interest rate of such securities and an increase in Income from financial instruments denominated in U.S. dollars.

	Grupo Supervielle S.A.
	As of December 31,
	2019	2018	2017
	Ps.	Ps.	Ps.
Net income from financial instruments at fair value through profit or loss
Income from government and corporate securities	1,532,374	2,812,312	1,253,840
Term operations	713,616	(2,605,689)	(166,485)
Income from securities issued by the Central Bank	18,714,976	9,500,772	4,366,999
Total	20,960,966	9,707,395	5,454,354
Exchange rate difference on gold and foreign currency	(324,070)	1,733,237	604,734

	Grupo Supervielle S.A.
	As of December 31.
	2019	2018	2017
	Ps.	Ps.	Ps.

Financial income from U.S. dollar operations	(312,341)	261,864	901,839
NIFFI	(437,083)	(156,363)	901,839
U.S. dollar Government Securities	(1,150,699)	2,449,326	1,068,324
Term Operations	713,616	(2,605,689)	(166,485)
Interest Income	124,742	418,227	—
U.S. dollar Government Securities	124,742	418,227	—
Exchange rate differences on gold and foreign currency	(324,070)	1,733,237	604,734
Total (Loss) Income from U.S. dollar operations	(636,411)	1,995,101	1,506,573

2019 Compared to 2018

Total income from U.S. dollar operations for 2019 totaled Ps.636.4 million loss compared to Ps. 2.0 billion gain recorded in 2018. This mainly reflects the mark to market accounting of short-term U.S. dollar local treasury notes held by us following the debt reprofiling announced by the Argentine government in August 2019. Between October and December 2019, these instruments partially recovered the initial decline in prices. Also, these were partially offset by higher foreign currency trading with retail and institutional customers.

2018 Compared to 2017

Total income from U.S. dollar operations for 2018 totaled Ps.2.0 billion, a 32.4% increase from the Ps.1.5 billion recorded in 2017, mainly explained by higher trading gains from Fx transactions.

ii) Result from exposure to changes in the purchasing power of money

2019 Compared to 2018

Result from exposure to changes in the purchasing power of the currency for 2019 totaled a Ps.5.4 billion loss, from the Ps.9.3 billion loss recorded in 2018. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 53.8% and 47.6% increase in consumer price index in 2019 and 2018, respectively.

2018 Compared to 2017

Result from exposure to changes in the purchasing power of the currency for 2018 totaled a Ps.9.3 billion loss, from the Ps.4.0 billion loss recorded in 2017. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 53.8%, 47.6% and 24.8% increase in consumer price index in 2019, 2018 and 2017 respectively.

Loan Loss Provisions

2019 Compared to 2018

Loan loss provisions totaled Ps.7.7 billion in 2019, a 2.9% decrease compared to Ps.8.0 billion in 2018. This was due to lower levels of provisioning required by IFRS 9 to commercial loans compared to those levels required to consumer loans. In 2019, due to the challenging macroeconomic environment, certain commercial loans became delinquent which was partially offset by the decline in NPL creation in the Consumer Finance segment. As a result. NPLs from the corporate business segment over the total non-performing loan portfolio represented higher percentage than Consumer Finance NPL but required lower provisioning.

The decrease in the Consumer Finance NPL creation reflects the measures taken by us since the first quarter of 2018 to enhance asset quality following the peaks observed in the second quarter of 2018. These measures included tightening of credit scoring standards. slower origination and changes in the collection process in the consumer finance segment.

Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than 1 year. For further information. see “Item 4.D – Selected Statistical Information—Amounts past due loans and other financing.”

2018 Compared to 2017

Loan loss provisions totaled Ps.8.0 billion in 2018, a 28.4% increase compared to Ps.6.2 billion in 2017, mainly due to an increase in delinquency ratios from 3.1% in 2017 to 4.1% in 2018 and cost of risk, which increased from 5.0% in 2017 to 5.4% in 2018, mainly in the consumer finance and corporate banking segments. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year. For further information, see “Item 4.D – Selected Statistical Information—Amounts past due loans and other financing.”

In the consumer finance segment higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the consumer finance segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, we tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in non-performing loans (“NPL”) creation levels in third quarter of 2018 compared to the second quarter of 2018. However very high levels of inflation in the fourth quarter of 2018 caused NPL creation to increase above the third quarter of 2018 levels but remaining below the second quarter of 2018 peak.

The percentage of the delinquent loan portfolio in both 2018 and 2017 was 4.1% and 3.1%, respectively.

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

The following tables show the changes in our loan loss provisions for the periods indicated:

	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2019	2,212,268	1,762,950	3,618,372	7,593,590
Transfers
1 to 2	(61,394)	311,209	—	249,815
1 to 3	(92,597)	—	3,446,674	3,354,077
2 to 3	—	(217,452)	747,949	530,497
2 to 1	54,696	(336,834)	—	(282,138)
3 to 2	—	9,708	(31,725)	(22,017)
3 to 1	15,515	—	(112,975)	(97,460)
Net changes of financial assets	(587,501)	(715,925)	1,543,541	240,115
Write-Offs	—	—	(5,029,098)	(5,029,098)
Exchange Differences and Others	64,173	25,054	125,331	214,558
Gross carrying amount at December 31, 2019	1,605,160	838,710	4,308,069	6,751,939

	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2018	2,601,836	1,542,565	2,971,288	7,115,689
Transfers
1 to 2	(111,310)	652,494	—	541,184
1 to 3	(113,691)	—	1,608,825	1,495,134
2 to 3	—	(234,756)	433,741	198,985
2 to 1	35,469	(144,782)	—	(109,313)
3 to 2	—	27,351	(116,916)	(89,565)
3 to 1	4,421	—	(56,700)	(52,279)
Net changes of financial assets	(214,161)	(82,519)	2,787,456	2,490,776
Write-Offs	—	—	(4,017,832)	(4,017,832)
Exchange Differences and Others	9,704	2,597	8,510	20,811
Gross carrying amount at December 31, 2018	2,212,268	1,762,950	3,618,372	7,593,590

	ECL Allowance
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year 2017	1,671,137	1,208,107	2,419,985	5,299,229
Transfers
1 to 2	(67,559)	528,247	—	460,688
1 to 3	(56,315)	—	1,270,440	1,214,125
2 to 3	—	(145,482)	404,024	258,542
2 to 1	34,017	(151,973)	—	(117,956)
3 to 2	—	27,633	(104,852)	(77,219)
3 to 1	6,106	—	(96,698)	(90,592)
Net changes of financial assets	1,003,203	74,923	1,904,413	2,982,539
Write-Offs	—	—	(2,827,349)	(2,827,349)
Exchange Differences and Others	11,247	1,111	1,324	13,682
Gross carrying amount at December 30, 2017	2,601,836	1,542,566	2,971,287	7,115,689

Net Services Fee Income

Our net services fee income was comprised of:

	As of December 31,			Change
	2019	2018	2017	2019/2018	2018/2017
	(In thousands of Pesos, except percentages)
Deposit Accounts	3,509,557	3,398,652	3,591,081	3.3%	(5.4)%
Credit cards commissions	2,897,583	3,361,286	3,598,831	(13.8)%	(6.6)%
Loan Related	294,820	601,763	543,388	(51.0)%	10.7%
Other commissions	1,897,647	1,757,005	1,594,665	8.0%	10.2%
Total Services fee income	8,599,607	9,118,706	9,327,965	(5.7)%	(2.2)%
Exports and foreign currency transactions	72,803	82,295	63,740	(11.5)%	29.1%
Services fee paid	2,171,167	2,099,325	1,813,672	3.4%	15.7%
Total Services fee expenses	2,243,970	2,181,620	1,877,412	2.9%	16.2%
Income from insurance activities	1,393,356	1,305,522	1,383,709	6.7%	(5.7)%
NET SERVICES FEE INCOME	7,748,993	8,242,608	8,834,262	(6.0)%	(6.7)%

2019 Compared to 2018

Net services fee income (excluding income from insurance activities) totaled Ps.6.4 billion in 2019, a 8.4% decrease compared to Ps.6.9 billion in 2018.

The decrease in our services fee income was driven mainly by (i) a decrease in fees from credit and debit cards, (ii) a decrease in loan related fees, which was partially offset by an increase in deposit account commissions and an increase in other fees.

Service charges on deposit accounts are comprised principally of maintenance and transaction fees on checking and savings accounts. These fees increased to Ps.3.5 billion in 2019 from Ps.3.4 billion in 2018.

Credit and debit card fees decreased to Ps.2.9 billion in 2019, from Ps.3.4 billion in 2018, reflecting lower average volumes of credit and debit cards as well as the reduction in credit card and debit card merchant discounted rates (“MDR”). MDR are commissions charged by the issuer of credit and debit cards on the amount of credit and debit card transactions. The maximum MDR for 2019 and 2018 was 1.65% and 1.85%, respectively, and the maximum debit card sales commissions for 2019 and 2018 was 0.8% and 0.9%, respectively.

Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce MDR on an annual basis. In this regard,. the maximum MDR for 2018 and 2019 were 1.85% and 1.65%, respectively, and are expected to drop to 1.50% and 1.30% in 2020 and 2021, respectively. The maximum debit card sales commissions for 2018 and 2019 were 0.90% and 0.80% respectively, and are expected to drop to 0.70% and 0.60% in 2020 and 2021, respectively.

Other commissions increased to Ps.1.9 billion in 2019 from Ps.1.8 billion in 2018, mainly from the sale of non-financial services and repricing of non-credit related insurance premiums.

Services fee expense increased 2.9%, to Ps.2.2 billion in 2019 remaining stable from 2018, primarily due to higher commissions paid due to higher business volume, while fees paid on exports and foreign currency transactions decreased an 11.5%, or Ps.9.5 million.

2018 Compared to 2017

Net services fee income (excluding income from insurance activities) totaled Ps.6.9 billion in 2018, a 6.9% decrease compared to Ps.7.5 billion in 2017.

The decrease in our services fee income was driven mainly by (i) a decrease in deposit account commissions, (ii) a decrease in fees from credit and debit cards partially offset by an increase in other fees.

Service charges on deposit accounts are comprised principally of maintenance and transaction fees on checking and savings accounts. These fees decreased to Ps.3.4 billion in 2018 from Ps.3.6 billion in 2017.

Credit and debit card fees decreased to Ps.3.4 billion in 2018, from Ps.3.6 billion in 2017, reflecting lower average volumes of credit and debit cards as well as the reduction in MDR. The maximum MDR for 2018 and 2017 was 1.85% and 2.0%, respectively, and the maximum debit card sales commissions for 2018 and 2017 was 0.9% and 1.0%, respectively.

Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce MDR on an annual basis. In this regard, the maximum MDR for 2017 and 2018 was 2.0%, and 1.85%, respectively. The maximum debit card sales commissions for 2017 and 2018 was 1.0%, and 0.90%, respectively.

Other commissions increased to Ps.1.8 billion in 2018, from Ps.1.6 billion in 2017, mainly due to the sales of products and services of Espacio Cordial.

Services fee expense increased 16.2%, to Ps.2.2 billion in 2018 from Ps.1.9 billion in 2017, primarily due to (i) higher commissions paid due to higher business volume, (ii) a 29.1%, or Ps.18.6 million increase in exports and foreign currency transactions.

Income from insurance activities

2019 Compared to 2018

In 2019 income from insurance activities amounted to Ps.1.4 billion in 2019, reflecting a 6.7% increase from the Ps.1.3 billion recorded in 2018 due to the increase in non-credit related policies that offset the decrease in credit related policies following Central Bank regulations.

2018 Compared to 2017

In 2018 Income from Insurance activities amounted to Ps.1.3 billion in 2018, reflecting a 5.7% decrease from the Ps.1.4 billion recorded in 2017 due to the decrease in credit related policies following Central Bank regulations that offset the increase in noncredit related policies.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	As of December 31,			Change December 31,
	2019	2018	2017	2019/2018	2018/2017
	(In thousands of Pesos, except percentages)
Salaries and social charges	12,415,668	10,009,697	10,258,005	24.0%	(2.4)%
Other personnel expenses	1,748,621	3,494,603	3,181,160	-50.0%	9.9%
Total Personnel expenses	14,164,289	13,504,300	13,439,165	4.9%	0.5%
Directors’ and statutory auditors’ fees	280,833	251,527	199,248	11.7%	26.2%
Other professional fees	1,017,618	2,541,276	1,690,134	(60.0)%	50.4%
Advertising and publicity	542,054	633,316	673,128	(14.4)%	-5.9%
Taxes	1,469,457	1,648,448	1,672,778	(10.9)%	-1.5%
Maintenance, security and services	1,727,446	846,859	804,156	104.0%	5.3%
Leases	51,745	715,107	621,265	(92.8)%	15.1%
Other	2,484,390	1,978,863	1,905,585	25.5%	3.8%
Total Administration Expenses	7,573,543	8,615,396	7,566,294	(12.1)%	13.9%
Total Personnel and Administration Expenses	21,737,832	22,119,696	21,005,459	(1.7)%	5.3%

2019 Compared to 2018

In 2019 personnel expenses amounted to Ps.14.2 billion in 2019, reflecting a 4.9% increase from the Ps.13.5 billion recorded in 2018 mainly explained by salary increases both at the Bank level and other subsidiaries and non-recurring severance and early retirement charges recorded in other personnel expenses, while the number of employees decreased 4.5% in 2019.

The number of our employees was 5,019 compared to 5,253 as of December 31, 2018. See “Item 6. Directors,. Senior Management and Employees—Employees—Compensation.”

Administration expenses totaled Ps.7.6 billion, a 12.1% decrease compared to Ps.8.6 billion recorded in 2018. This decrease was primarily due to (i) a decrease in other professional fees (including audit, legal and other professional fees) to Ps.1.0 billion in 2019 from Ps.2.5 billion in 2018, (ii) a 10.9% or Ps.179.0 million decrease in taxes which amounted Ps.1.5 billion in 2019, and (iii) a 14.4% or Ps.91.3 million decrease in advertising and publicity which amounted Ps.542.1 million in 2019. These were partially offset by a 20.4% or Ps. 722.8 million increase in other expenses including leases, security service expenses, maintenance and electricity, among others.

In 2019, the efficiency ratio was 62.7%, increasing 90 basis points from 2018. This increase was primarily due to a 6.0% decrease in revenues, which was partially offset by a 4.6% decrease in total personnel and administration expenses.

2018 Compared to 2017

In 2018 personnel expenses amounted to Ps.13.5 billion in 2018, reflecting a 0.5% increase from the Ps.13.4 billion recorded in 2017 as the decrease in the number of employees in the consumer finance segment was offset by inorganic growth from acquisitions.

The number of our employees was 5,253 compared to 5,236 as of December 31, 2017. See “Item 6. Directors, Senior Management and Employees—Employees—Compensation.”

Administration expenses totaled Ps.8.6 billion, a 13.9% increase compared to Ps.7.6 billion recorded in 2017. This increase was primarily due to (i) an increase in other professional fees (including audit, legal and other professional fees) to Ps.2.5 billion in 2018 from Ps.1.7 billion in 2017, (ii) a 6.3%, or Ps.209.8 million increase in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to Ps.3.5 billion in 2018. This increase was partially offset by (i) a 5.9% or Ps.39.8 million decrease in advertising and publicity which amounted Ps.633.3 million in 2018 and (ii) a 1.5% or Ps.24.3 million decrease in taxes which amounted Ps.1.6 billion in 2018.

Other Income/(Expenses), Net

2019 Compared to 2018

We had other expenses, net of Ps.3.6 billion for 2019, compared to Ps.2.8 billion in 2018. This was due to lower insurance fees, a decrease in fees from safety box and a 97.2% or Ps. 814.8 million increase in other expenses, mainly due to a provision to execute several strategic initiatives in different business segments and losses from investment properties.

2018 Compared to 2017

We had other expenses, net of Ps.2.8 billion for 2018, compared to Ps.3.6 billion in 2017. This was due to higher turnover taxes which were more than offset by higher commissions earned from guarantee lines and higher gains from investment properties.

Other Comprehensive Income, net of tax

2019 Compared to 2018

Other comprehensive loss, net of tax totaled Ps.47.7 million compared to a net gain of Ps.371.2 million in 2018. This reflects mainly the difference between the amortized cost and the market value of financial instruments held for investments.

2018 Compared to 2017

Other comprehensive income, net of tax totaled Ps.371.2 million compared to Ps.72.1 million in 2017. This reflects mainly the revaluation of real estate properties together with the difference between the amortized cost and the market value of financial instruments held for investments.

Income Tax

As per the tax reform passed by Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) passed in December 2019, the corporate tax rate declined to 30% from 35% starting in fiscal year 2018, and will further decline to 25% in fiscal year 2022, while a withholding tax on dividends was created with a rate of 7% since 2018 and 13% commencing fiscal year 2022. In addition, through the adoption of IFRS effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. Income from liquidity retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years, which in turn explained until 2018, a lower effective tax rate.

The above mentioned tax reform allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% in 3 years on a cumulative basis in order to deduct inflation losses. In 2018 the 55% threshold was not met, but in 2019 inflation widely exceeded 30%. Therefore, the income tax provision for 2019 considers the losses arising from exposures to changes in the purchasing power of the currency, which lower significantly the income tax expense for the current year.

For income tax return purposes, one sixth (1/6) of the inflation losses arising in the 2019 fiscal year will be deductible in 2019, while the remaining five sixths (5/6) will be deductible in each of the subsequent 5 years. Accordingly, one sixth (1/6) of the inflation losses reduce the current income tax provision, while the other five sixths (5/6) create a deferred tax asset.

2019 Compared to 2018

The income tax charge in 2019 was Ps.168.7 million compared to Ps.1.6 billion charged in 2018. The decrease was due to the deduction of losses arising from exposure to changes in the purchasing power of the currency, which lower significantly the income tax expense for the current year. As opposed to fiscal year 2019, in fiscal year 2018 these expenses were not deductible according to the Income Tax Law.

2018 Compared to 2017

The income tax charge in 2018 was Ps.1.6 billion compared to Ps.1.8 billion charged in 2017. The decrease was due to a lower income tax rate in effect for 2018, which is applied to the taxable income which among other adjustments does not include the loss from exposure to changes in the purchasing power of the currency.

Results by Segments

Our results by segments for the years ended December 31, 2019, 2018 and 2017 are shown in Note 3 to our audited consolidated financial statements.

The table below sets forth information regarding the financial statements and the results of our personal and business banking (former retail banking segment), corporate banking, treasury, consumer finance, insurance and asset management and other services business segments for the years ended December 31, 2019, 2018 and 2017.

	Grupo Supervielle S.A.
	For the year ended December 31, 2019
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Interest income	19,943,285	16,620,870	4,504,500	5,020,100	—	223,067	(1,517,227)	44,794,595
Interest expenses	(9,330,992)	(2,914,797)	(21,148,187)	(3,140,068)	—	(133,753)	1,754,346	(34,913,451)
Distribution of Income (Expense) for Treasury Funds(1)	4,735,940	(6,707,314)	1,971,374	—	—	—	—	—

Net interest income	15,348,233	6,998,759	(14,672,313)	1,880,032	—	89,314	237,119	9,881,144
Net income from financial instruments (NIFFI) at fair value through profit or loss	10,257	—	20,078,197	243,387	386,589	97,619	144,917	20,960,966
Exchange rate difference on gold and foreign currency	1,910,742	206,955	(2,483,544)	8,202	1,233	21,725	10,617	(324,070)

NIFFI and Exchange Rate Differences	1,920,999	206,955	17,594,653	251,589	387,822	119,344	155,534	20,636,896

Net Financial Income	17,269,232	7,205,714	2,922,340	2,131,621	387,822	208,658	392,653	30,518,040
Services fee income	5,457,779	922,499	36,923	1,787,165	—	637,936	(242,695)	8,599,607
Services fee expense	(1,453,790)	(122,345)	(48,859)	(653,485)	—	(30,416)	64,925	(2,243,970)
Income from insurance activities	—	—	—	—	1,195,580	—	197,776	1,393,356

Net Service Fee Income	4,003,989	800,154	(11,936)	1,133,680	1,195,580	607,520	20,006	7,748,993

Subtotal	21,273,221	8,005,868	2,910,404	3,265,301	1,583,402	816,178	412,659	38,267,033
Result from exposure to changes in the purchasing power of money	(1,577,053)	(1,863,177)	(393,524)	(838,689)	(884,821)	(349,376)	547,075	(5,359,565)
Other operating income	1,119,911	735,451	343,425	417,651	7,485	155,955	(24,611)	2,755,267
Loan loss provisions	(2,919,371)	(3,586,981)	24,645	(1,292,881)	—	37,720	—	(7,736,868)

Net Operating Income	17,896,708	3,291,161	2,884,950	1,551,382	706,066	660,477	935,123	27,925,867
Personnel expenses	(9,762,313)	(1,826,316)	(650,090)	(1,278,332)	(187,524)	(304,708)	(155,006)	(14,164,289)
Administration expenses	(4,902,930)	(659,642)	(310,553)	(1,169,952)	(263,978)	(265,146)	(1,342)	(7,573,543)
Depreciations and impairment of non-financial assets	(1,306,002)	(265,234)	(71,296)	(100,299)	(9,366)	(6,621)	(55,853)	(1,814,671)
Other operating expenses	(3,399,168)	(1,698,769)	(510,621)	(635,888)	(1,229)	(99,533)	(13,083)	(6,358,291)

Subtotal	(1,473,705)	(1,158,800)	1,342,390	(1,633,089)	243,969	(15,531)	709,839	(1,984,927)
Income for subsidiaries and joint ventures	—	—	—	3,357	—	—	(3,357)	—

Income/(loss) before taxes	(1,473,705)	(1,158,800)	1,342,390	(1,629,732)	243,969	(15,531)	706,482	(1,984,927)
Income tax	10,427	1,523	17,516	541,324	(221,592)	(86,158)	(431,735)	(168,695)
Net loss for the year	(1,463,278)	(1,157,277)	1,359,906	(1,088,408)	22,377	(101,689)	274,747	(2,153,622)

Net income (loss) for the year attributable to owners of the parent company	(1,463,278)	(1,157,277)	1,359,906	(1,088,408)	22,377	(101,689)	276,769	(2,151,600)
Net income (loss) for the year attributable to non-controlling interest	—	—	—	—	—	—	(2,022)	(2,022)
Other Comprehensive Income	(37,056)	(26,149)	(65,995)	—	81,366	—	1	(47,833)

Other comprehensive income attributable to parent company	(37,056)	(26,149)	(65,995)	—	81,366	—	133	(47,701)
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	(132)	(132)
Comprehensive Income (Loss)	(1,500,334)	(1,183,426)	1,293,911	(1,088,408)	103,743	(101,689)	274,748	(2,201,455)

Comprehensive income (loss) for the year attributable to owners of the parent company	(1,500,334)	(1,183,426)	1,293,911	(1,088,408)	103,743	(101,689)	276,902	(2,199,301)

	Grupo Supervielle S.A.
	For the year ended December 31, 2019
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Comprehensive income (loss) for the year attributable to non-controlling interest	—	—	—	—	—	—	(2,154)	(2,154)
Assets
Cash and due from banks	7,691,602	1,022,915	16,870,526	321,145	3,385	2,420,972	(1,927,446)	26,403,099
Debt Securities at fair value through profit or loss	—	—	312,306	92,762	—	163,433	—	568,501
Loans and other financing	36,757,453	43,426,550	3,720,408	5,036,973	453,978	30,746	(1,416,097)	88,010,011
Other assets	2,525,566	1,335,130	17,533,288	2,975,202	1,091,343	538,602	7,703,949	33,703,080
Total Assets	46,974,621	45,784,595	38,436,528	8,426,082	1,548,706	3,153,753	4,360,406	148,684,691
Liabilities
Deposits	59,571,804	14,479,560	15,676,584	1,634,091	—	—	(2,353,862)	89,008,177
Financing received from the Argentine Central Bank and other financial institutions	12,605	—	8,998,732	949,764	—	46,020	(989,524)	9,017,597
Unsubordinated negotiable Obligations	108,506	76,568	5,885,843	—	—	15,558	—	6,086,475
Other Liabilities	4,469,288	1,660,750	4,344,219	3,194,412	757,986	2,583,709	4,126,683	21,137,047
Total Liabilities	64,162,203	16,216,878	34,905,378	5,778,267	757,986	2,645,287	783,297	125,249,296

	Grupo Supervielle S.A.
	For the year ended December 31, 2018
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Interest income	20,200,645	16,516,702	2,777,378	8,099,756	60,224	457,730	(1,322,399)	46,790,036
Interest expenses	(5,994,400)	(2,040,304)	(16,754,056)	(2,996,575)	—	(348,189)	1,346,134	(26,787,390)
Distribution of Income (Expense) for Treasury Funds(1)	1,148,153	(6,594,932)	5,446,779	—	—	—	—	—

Net interest income	15,354,398	7,881,466	(8,529,899)	5,103,181	60,224	109,541	23,735	20,002,646
Net income from financial instruments (NIFFI) at fair value through profit or loss	70,152	—	8,625,394	(899,758)	265,112	84,746	1,561,749	9,707,395
Exchange rate difference on gold and foreign currency	1,270,863	123,169	330,812	6,847	(8)	35,431	(33,877)	1,733,237

NIFFI and Exchange Rate Differences	1,341,015	123,169	8,956,206	(892,911)	265,104	120,177	1,527,872	11,440,632

Net Financial Income	16,695,413	8,004,635	426,307	4,210,270	325,328	229,718	1,551,607	31,443,278
Services fee income	5,418,126	831,023	40,506	2,215,442	—	677,975	(64,366)	9,118,706
Services fee expense	(1,232,265)	(103,137)	(85,134)	(758,049)	—	(32,149)	29,114	(2,181,620)
Income from insurance activities	—	—	—	—	1,025,991	—	279,531	1,305,522

Net Service Fee Income	4,185,861	727,886	(44,628)	1,457,393	1,025,991	645,826	244,279	8,242,608

Subtotal	20,881,274	8,732,521	381,679	5,667,663	1,351,319	875,544	1,795,886	39,685,886
Result from exposure to changes in the purchasing power of money	(1,835,081)	(2,365,062)	(1,562,400)	(885,652)	(399,486)	(186,231)	(2,019,109)	(9,253,021)
Other operating income	1,486,750	1,415,572	117,166	812,447	6,636	141,375	(174,812)	3,805,134
Loan loss provisions	(2,557,593)	(1,332,146)	(24,995)	(3,934,373)	—	(117,924)	—	(7,967,031)

Net Operating Income	17,975,350	6,450,885	(1,088,550)	1,660,085	958,469	712,764	(398,035)	26,270,968
Personnel expenses	(8,803,439)	(1,574,602)	(543,288)	(1,791,966)	(171,808)	(294,857)	(324,340)	(13,504,300)
Administration expenses	(5,652,992)	(730,139)	(283,864)	(1,436,941)	(233,661)	(300,768)	22,969	(8,615,396)
Depreciations and impairment of non-financial assets	(398,291)	(127,812)	(28,250)	(70,023)	(7,522)	(2,615)	(30,641)	(665,154)
Other operating expenses	(3,557,128)	(1,570,475)	(439,465)	(963,097)	(1,021)	(82,067)	(19,908)	(6,633,161)

	Grupo Supervielle S.A.
	For the year ended December 31, 2018
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Subtotal	(436,500)	2,447,857	(2,383,417)	(2,601,942)	544,457	32,457	(749,955)	(3,147,043)
Income for subsidiaries and joint ventures	—	—	—	(6,881)	—	—	6,881	—

Income/(loss) before taxes	(436,500)	2,447,857	(2,383,417)	(2,608,823)	544,457	32,457	(743,074)	(3,147,043)
Income tax	(337,442)	(635,966)	(138,783)	361,888	(236,071)	(58,690)	(510,010)	(1,555,074)
Net Income (loss) for the year	(773,942)	1,811,891	(2,522,200)	(2,246,935)	308,386	(26,233)	(1,253,084)	(4,702,117)

Net income (loss) for the year attributable to owners of the parent company	(733,224)	1,811,891	(2,522,200)	-2,246,935	308,386	(26,233)	(1,249,735)	(4,658,050)
Net income (loss) for the year attributable to non-controlling interest	(40,718)	—	—	—	—	—	(3,349)	(44,067)
Other Comprehensive Income	(24,855)	189,655	186,199	318	(1,658)	—	21,958	371,617

Other comprehensive income attributable to parent company	(24,855)	189,655	186,199	318	(1,658)	—	21,572	371,231
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	386	386
Comprehensive Income (Loss)	(798,797)	2,001,546	(2,336,001)	(2,246,617)	306,728	(26,233)	(1,231,126)	(4,330,500)

Comprehensive income (loss) for the year attributable to owners of the parent company	(758,079)	2,001,546	(2,336,001)	(2,246,617)	306,728	(26,233)	(1,228,163)	(4,286,819)
Comprehensive income (loss) for the year attributable to non-controlling interest	(40,718)	—	—	—	—	—	(2,963)	(43,681)
Assets
Cash and due from banks	7,239,531	500,337	43,851,308	94,475	4,823	895,461	(763,563)	51,822,372
Debt Securities at fair value through profit or loss	—	—	22,984,545	—	153,895	108,889	—	23,247,329
Loans and other financing	47,358,154	59,764,723	4,345,135	9,862,852	706,712	926,389	(4,192,330)	118,771,635
Other assets	1,755,720	123,346	8,711,917	2,669,278	573,006	970,498	9,387,709	24,191,474
Total Assets	56,353,405	60,388,406	79,892,905	12,626,605	1,438,436	2,901,237	4,431,816	218,032,810
Liabilities
Deposits	79,499,070	14,492,455	50,620,684	2,565,917	—	—	(1,181,925)	145,996,201
Financing received from the Argentine Central Bank and other financial institutions	16,657	11,095,730	1,209,680	3,911,307	—	283,892	(4,160,160)	12,357,106
Unsubordinated negotiable Obligations	—	—	11,412,744	2,005,981	—	78,633	820,087	14,317,445
Other Liabilities	4,910,579	1,554,733	2,981,986	2,654,830	595,742	1,735,797	4,825,996	19,259,663
Total Liabilities	84,426,306	27,142,918	66,225,094	11,138,035	595,742	2,098,322	303,998	191,930,415

(1)	These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

	Grupo Supervielle S.A.
	For the year ended December 31, 2017
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt and Other Services	Adjustments	Consolidated Total
Interest income	15,485,230	9,193,774	2,150,111	8,389,548	—	—	(968,139)	34,250,524
Interest expenses	(3,737,355)	(451,503)	(6,995,270)	(2,648,088)	—	(29)	1,049,288	(12,782,957)
Distribution of Income (Expense) for Treasury Funds(1)	2,662,554	(5,253,561)	2,591,007	—	—	—	—	—
Net interest income	14,410,429	3,488,710	(2,254,152)	5,741,460	—	(29)	81,149	21,467,567
Net income from financial instruments (NIFFI) at fair value through profit or loss	(28,907)	—	4,425,101	(634,803)	235,516	64,910	1,392,537	5,454,354
Exchange rate difference on gold and foreign currency	365,444	(104,511)	325,848	8,356	—	1,831	7,766	604,734
NIFFI and Exchange Rate Differences	336,537	(104,511)	4,750,949	(626,447)	235,516	66,741	1,400,303	6,059,088
Net Financial Income	14,746,966	3,384,199	2,496,797	5,115,013	235,516	66,712	1,481,452	27,526,655
Service fee income	5,722,307	1,130,057	41,992	1,721,223	—	513,216	199,170	9,327,965
Service fee expense	(1,250,037)	(59,582)	(44,019)	(178,106)	—	—	(345,668)	(1,877,412)
Income from insurance activities	—	—	—	—	983,795	—	399,914	1,383,709
Net Service Fee Income	4,472,270	1,070,475	(2,027)	1,543,117	983,795	513,216	253,416	8,834,262
Subtotal	19,219,236	4,454,674	2,494,770	6,658,130	1,219,311	579,928	1,734,868	36,360,917
Result from exposure to changes in the purchasing power of money	(948,332)	(1,153,660)	(469,255)	(264,439)	(217,545)	(40,496)	(892,463)	(3,986,190)
Other operating income	1,806,462	604,994	145,679	1,378,346	4,890	(3,770)	(1,109,125)	2,827,476
Loan loss provisions	(2,165,779)	(445,109)	(10,574)	(3,576,034)	—	—	(6,852)	(6,204,348)
Net Operating Income	17,911,587	3,460,899	2,160,620	4,196,003	1,006,656	535,662	(273,572)	28,997,855
Personnel expenses	(8,925,324)	(1,653,483)	(610,812)	(1,887,567)	(169,025)	(93,129)	(99,825)	(13,439,165)
Administration expenses	(5,409,736)	(684,388)	(323,670)	(1,717,251)	(214,828)	(24,521)	808,100	(7,566,294)
Depreciations and impairment of non-financial assets	(589,546)	(130,233)	(152,759)	(76,898)	(7,024)	(266)	(93)	(956,819)
Other operating expenses	(3,993,643)	(1,028,888)	(351,944)	(964,378)	(2,598)	(20,783)	(32,308)	(6,394,542)
Subtotal	(1,006,662)	(36,093)	721,435	(450,091)	613,181	396,963	402,302	641,035
Income for subsidiaries and joint ventures	—	—	—	10,411	—	—	(10,411)	—
Income / (Loss) before Taxes	(1,006,662)	(36,093)	721,435	(439,680)	613,181	396,963	391,891	641,035
Income tax	(184,935)	(222,877)	(583,091)	(398,280)	(244,960)	(150,825)	(17,901)	(1,802,869)
Net income (loss) for the year	(1,191,597)	(258,970)	138,344	(837,960)	368,221	246,138	373,990	(1,161,834)
Net income (loss) for the year attributable to owners of the parent company	(1,192,896)	(258,970)	138,344	(837,960)	368,221	246,138	376,658	(1,160,465)
Net loss for the year attributable to non-controlling interest	1,299	—	—	—	—	—	(2,668)	(1,369)
Other Comprehensive Income	6,998	7,879	2,889	(111)	57,915	—	(3,450)	72,120
Other comprehensive income attributable to the parent company	6,998	7,879	2,889	(111)	57,915	—	(3,470)	72,100
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	20	20
Comprehensive Income (Loss)	(1,184,599)	(251,091)	141,233	(838,071)	426,136	246,138	370,540	(1,089,714)
Comprehensive income (loss) for the year attributable to owners of the parent company	(1,185,898)	(251,091)	141,233	(838,071)	426,136	246,138	373,188	(1,088,365)
Comprehensive income (loss) for the year attributable to non-controlling interest	1,299	—	—	—	—	—	(2,648)	(1,349)

	Grupo Supervielle S.A.
	As of December 31, 2018
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt and Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	6,357,430	590,773	18,104,666	165,664	6,841	541	-20,593	25,205,322
Debt Securities at fair value through profit or loss	—	—	25,052,554	172,260	—	—	677,370	25,902,184
Loans and other financing	48,927,312	68,919,197	5,133,358	15,113,729	216,831	39,326	-4,348,394	134,001,359
Other assets	958,922	27,501	11,909,500	3,251,455	1,155,018	435,670	5,180,857	22,918,923

Total Assets	56,243,664	69,537,471	60,200,078	18,703,108	1,378,690	475,537	1,489,240	208,027,788
Liabilities
Deposits	80,026,461	10,482,457	36,399,868	1,600,834	—	—	-390,330	128,119,290
Financing received from the Argentine Central Bank and other financial institutions	14,796	6,253,027	1,398,610	439,402	—	—	-97,680	8,008,155
Unsubordinated negotiable Obligations	—	—	14,612,858	4,341,420	—	—	553,573	19,507,851
Other Liabilities	7,773,656	1,948,346	11,403,533	9,535,194	554,777	203,894	-10,242,222	21,177,178
Total Liabilities	87,814,913	18,683,830	63,814,869	15,916,850	554,777	203,894	-10,176,659	176,812,474

(1) These amounts are calculated based on tunds segments use or provide and net zero in the consolidation process.

Below is a discussion of our results of operations by segments for the years ended December 31, 2018 and 2017.

Retail Banking

2019 Compared to 2018

Attributable comprehensive income in 2019 recorded a Ps.1.5 billion loss, compared to a Ps.758.1 million loss in 2018.

The main factors explaining the decrease were: (i) a Ps.361.8 million increase in loan loss provisions to Ps.2.9 billion from Ps.2.6 billion in 2018, (ii) a Ps.208.8 million increase in personnel and administration expenses to Ps.14.7 billion, (iii) a Ps.907.7 million increase in depreciation and amortization to Ps.1.3 billion, (iv) a Ps.181.9 million decrease in net services fee income to Ps.4.0 billion from Ps.4.2 billion, and (v) a Ps.208.9 million increase in other expenses, net, to Ps.2.3 billion from Ps.2.1 billion. These were partially offset by (i) a 14.1% decrease or Ps. 258.0 million decrease in the loss from exposure to changes in the purchasing power to Ps. 1.6 billion, (ii) 3.4% or Ps. 573.8 million increase in net financial income to Ps. 17.3 billion from Ps. 16.7 billion, and (ii) a Ps.10.4 million gain recognized in income tax compared to a Ps.337.4 million charge in 2018.

Result from exposure to changes in the purchasing power of money for 2019 totaled a Ps.1.6 billion loss, from the Ps.1.8 billion loss recorded in 2018. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 53.8% increase in consumer price index in 2019, compared to a 47.6% increase in 2018.

Loan loss provisions totaled Ps.2.9 billion in 2019 compared to Ps.2.6 billion in 2018. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year.

Retail loans showed an NPL ratio of 4.1% as of December 31, 2019, increasing from 3.3% as of December 31, 2018. This was mainly driven by: (i) an increase in the personal loans NPL ratio to 4.2% in December 2019, from 3.5% in December 2018, and (ii) an increase in the mortgage loans NPL ratio to 1.3% from 0.2% in December 2018. Credit cards NPL ratio remained unchanged at 3.8% in December 2019 from December 2018.

In 2019 net financial income totaled Ps.17.3 billion, a 3.4% increase from Ps.16.7 billion in 2018. This increase was mainly due to a Ps.580.0 million or 43.2% increase in 2019 in net income from financial instruments at fair value through profit or loss and exchange rate differences mainly due to higher income on foreign currency trading with retail customers, while net interest income remained unchanged from 2018.

In 2019, interest income decreased due to lower average volumes of personal loans and credit cards, while interest expenses increased following the increase in market interest rates.

Net services fee income totaled Ps.4.0 billion in 2019, a 4.3% decrease compared to Ps.4.2 billion in 2018. This reflects lower average volumes of credit and debit cards as well as the reduction in MDR. The maximum MDR for 2019 and 2018 was 1.65% and 1.85%, respectively, and the maximum debit card sales commissions for 2019 and 2018 was 0.8% and 0.9%, respectively.

In 2019, the Retail Banking segment’s loan and financing portfolio totaled approximately Ps.47.0 billion compared to Ps.56.4 billion in 2018. In 2019, retail deposits amounted to Ps.59.6 billion, a 25.1% decrease from the Ps.79.5 billion in 2018.

2018 Compared to 2017

Attributable Comprehensive Income in 2018 recorded a Ps.758.1 million loss, compared to a Ps.1.2 billion loss in 2017.

The main factors explaining the decrease were: (i) Ps.1.8 billion loss from exposure to changes in the purchasing power of money compared to a Ps.948.3 million loss in 2017, (ii) a Ps.391.8 million increase in loan loss provisions to Ps.2.6 billion from Ps.2.2 billion in 2017, (iii) a Ps.286.4 million decrease in net services fee income, to Ps.4.2 billion from Ps.4.5 billion, (iv) a Ps.152.5 million increase in income tax, to Ps.337.4 million from Ps.184.9 million and (v) a Ps.24.9 million loss recorded in Other Comprehensive Income from Ps.7.0 million gain in 2017 mainly due to the revaluation of real estate properties. These factors were partially offset by: (i) a Ps.1.9 billion increase in Net Financial Income to Ps.16.7 billion from Ps.14.7 billion, (ii) a Ps.121.4 million decrease in Personnel and Administration expenses, to Ps.14.5 billion, and (iii) a Ps.116.8 million decrease in Other Expenses, net, to Ps.2.1 billion from Ps.2.2 billion

Result from exposure to changes in the purchasing power of money for 2018 totaled a Ps.1.8 billion loss, from the Ps.948.3 million loss recorded in 2017. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 47.6% and 53.8% increase in consumer price index in 2018 and 2019 respectively, compared to a 24.8% increase in 2017.

Loan loss provisions totals Ps.2.6 billion from Ps.2.2 billion in 2017. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year.

Retail loans showed an NPL ratio of 3.3% as of December 31, 2018, increasing from 2.8% as of December 31, 2017. This was mainly driven by an increase in the personal loans NPL ratio to 3.5% in December 2018, from 2.9% in December 2017 and an increase in the credit cards NPL ratio to 3.8% in December 2018, from 3.4%

In 2018 Net Financial Income totaled Ps.16.7 billion, a 13.2% increase from Ps.14.7 billion in 2017. This increase was mainly due to (i) a 6.6% increase to Ps.15.3 billion in Net Interest Income, as a result of higher volumes and interest rates of Mortgages (ii) a Ps.70.2 million in Net Income from financial instruments at fair value through profit or loss compared to Ps.28.9 million loss in 2017 and (ii) a 247.8% increase to Ps.1.3 billion in Exchange rate differences.

Net services fee income totaled Ps.4.2 billion in 2018, a 6.4% decrease compared to Ps.4.5 billion in 2017. This reflects lower average volumes of credit and debit cards as well as the reduction in credit card and debit card merchant discounted rates (“MDR”). MDR are commissions charged by the issuer of credit and debit cards on the amount of credit and debit card transactions. The maximum MDR for 2018 and 2017 was 1.85% and 2.0% respectively and the maximum debit card sales commissions for 2018 and 2017 was 1.0% and 0.9% respectively.

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

In 2018, the Retail Banking segment’s loan and financing portfolio totaled approximately Ps.47.4 billion compared to Ps.48.9 billion in 2017. In 2018, retail deposits amounted to Ps.79.5 billion, a 0.7% decrease from the Ps.80.0 billion in 2017.

Corporate Banking

2019 Compared to 2018

Attributable comprehensive loss in 2019 was Ps.1.2 billion, compared to a Ps.2.0 billion gain in 2018.

The main factors explaining the loss were: (i) a Ps.2.3 billion increase in loan loss provisions to Ps.3.6 billion from Ps.1.3 billion in 2018, (ii) a Ps.808.0 million increase in other expenses, net, to Ps.963.3 million from Ps. 154.9 million, (iii) a Ps.181.2 million increase in personnel and administration expenses, to Ps.2.5 billion, (iv) a Ps.137.4 million increase in depreciation and amortization to Ps.265.3 million and (v) Ps.26.2 million loss in other comprehensive loss from a Ps.189.7 million gain in 2018. These were partially offset by (i) a Ps.798.9 million decrease in net financial income to Ps.7.2 billion from Ps.8.0 billion, (ii) a 21.2% decrease or Ps. 501.9 million in the loss from exposure to changes in the purchasing power to Ps. 1.9 billion, (iii) a Ps.72.3 million increase in net services fee income, to Ps.800.2 million from Ps.727.9 million, and (iv) Ps.1.5 million gain in income tax compared to Ps.636.0 million charge.

In 2018, net financial income totaled Ps.7.2 billion, a 10.0% decrease from Ps.8.0 billion in 2018. This decrease was mainly due to a 11.2% decrease to Ps.7.0 billion in net interest income, partially offset by a Ps. 83.8 million increase in exchange rate differences to Ps.123.2 million in 2019.

Result from exposure to changes in the purchasing power of money for 2019 totaled a Ps.1.9 billion loss, compared to the Ps.2.4 billion loss recorded in 2018. This reflects the loss in the purchasing power of money to which our net monetary assets are exposed as a result of the 47.6% and 53.8% increase in consumer price index in 2018 and 2019 respectively.

Loan loss provisions totaled Ps.3.6 billion in 2019 compared to Ps.1.3 billion in 2018. This is explained as a result of an increase in delinquency ratios. The delinquency ratio increase is mainly explained by economic downturn in Argentina, with GDP contracting and inflation reaching 53.8% which also led to a high interest rate environment with average BADLAR increasing 1,450 basis points in 2019 to 48.9% compared to 34.3% in 2018. This environment led some companies to restraints in their cash flow and impairing their ability to repay their loans. As of December 31, 2019, collateralized non-performing commercial loans were 58% of our total.

Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year.

Corporate loans showed an NPL ratio of 8.7% as of December 31. 2019, increasing from 1.1% as of December 31, 2018, mainly due to deteriorated macroeconomic conditions which impacted negatively in SME and middle-market companies’ profits and cash flows.

In 2019 the corporate banking segment’s loan and financing portfolio totaled Ps.43.4 billion compared to Ps.59.8 billion in 2018 reflecting lower credit demand following the recession recorded in 2019.

In 2019 corporate deposits amounted to Ps.14.5 billion remaining unchanged from 2018.

2018 Compared to 2017

Attributable Comprehensive Income in 2018 was Ps.2.0 billion, compared to a Ps.251.1 million loss in 2017.

The main factors explaining the increase were: (i) a Ps.4.6 billion increase in Net Financial Income to Ps.8.0 billion from Ps.3.4 billion, (ii) a Ps.33.1 million decrease in Personnel and Administration expenses, to Ps.2.3 billion, (iii) a Ps.269.0 million decrease in Other Expenses, net, to Ps.154.9 million from Ps. 423.9 million, and (iv) a Ps.181.8 million in Other Comprehensive Income from Ps.7.9 million in 2017 mainly due to the revaluation of real estate properties. These factors were partially offset by (i) a Ps.2.4 billion loss from exposure to changes in the purchasing power of money compared to Ps.1.2 million loss in 2017, (ii) a Ps.887.0 million increase in loan loss provisions to Ps.1.3 billion from Ps.445.1 million in 2017, (iii) a Ps.342.6 million decrease in net services fee income, to Ps.727.9 million from Ps.1.1 billion, and (iv) a Ps.413.1 million increase in income tax, to Ps.636.0 million from Ps.222.9 million.

In 2018 Net Financial Income totaled Ps.8.0 billion, a 136.5% increase from Ps.3.4 billion in 2017. This increase was mainly due to (i) a 125.9% increase to Ps.7.9 billion in Net Interest Income, (ii) an Ps.123.2 million gain in in Exchange rate differences compared to a loss of Ps.104.5 million in 2017.

Result from exposure to changes in the purchasing power of money for 2018 totaled a Ps.2.4 billion loss, from the Ps.1.2 billion loss recorded in 2017. This reflects the loss in the purchasing power of money to which our net monetary assets are exposed as a result of the 47.6% and 53.8% increase in consumer price index in 2018 and 2019 respectively, compared to a 24.8% increase in 2017.

Loan loss provisions totals Ps.1.3 billion from Ps.445.1 million in 2017. This is explained as a result of an increase in delinquency ratios. The delinquency ratio increase is mainly explained by economic downturn in Argentina, with GDP contracting 2.5%, and inflation reaching 46.7% which also led to a high interest rate environment with average BADLAR increasing 1,370 basis points in 2018 to 34.3% compared to 20.6% in 2017 and reaching and average of 50.2% in the fourth quarter. The corporate segment has had a historically low NPL ratio, being 0.2% as of December 31, 2017. However, as macroeconomic conditions worsened and interest rates rose throughout the year, the NPL ratio increased to 1.1% as of December 31, 2018 leading some companies to restraints in their cash flow and impairing their ability to repay their loans. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year.

Corporate loans showed an NPL ratio of 1.1% as of December 31, 2018, increasing from 0.2% as of December 31, 2017, mainly due to deteriorated macroeconomic conditions which impacted negatively SME and middle-market companies’ profits and cash flows.

In 2018, the corporate banking segment’s loan and financing portfolio totaled Ps.59.8 billion compared to Ps.68.9 billion in 2017 reflecting lower credit demand following the recession recorded in 2018.

In 2018, corporate deposits amounted to Ps.14.5 billion, a 38.3% increase from the Ps.10.5 billion in 2017.

Treasury

2019 Compared to 2018

Attributable comprehensive income in 2019 recorded a Ps.1.3 billion loss, compared to Ps.2.3 billion loss in 2018.

This performance is explained by (i) a Ps.2.5 billion increase in net financial income, (ii) 74.8% decrease or Ps.1.2 billion loss from exposure to changes in the purchasing power to Ps. 393.5 million, (iii). Ps. 17.5 million gain in income tax compared to Ps. 138.8 million charge in 2018, and (iv) a Ps.155.1 million decrease in other expenses net to Ps. 167.2 million. These were partially offset by: (i) a Ps.133.5 million increase in personnel and administration expenses to Ps.960.6 million in 2019 compared to Ps.827.2 million in 2018.

In 2019 net financial income totaled Ps.2.9 billion, an increase of Ps. 2.5 billion from Ps.426.3 million in 2018. This increase was mainly due to higher income from holdings of securities issued by the Central Bank due to higher volumes of these securities and higher yield following the increase in the average interest rate of such securities. This was partially offset by a decrease in the income from government and corporate securities reflecting mark to market accounting of short term Pesos and U.S. dollars treasury notes held by us following the debt reprofiling announced by the Argentine government in August 2019.

The balance of short-term securities issued by the Central Bank were classified as “held for trading” and accordingly valued at market price recording profits in NIFFI while the cost of the higher balance of interest-bearing liabilities raised to fund those investments were recorded as interest expenses within net interest income.

2018 Compared to 2017

Attributable Comprehensive Income in 2018 recorded a Ps.2.3 billion loss, compared to Ps.141.2 million gain in 2017. The Ps.2.5 billion decline in attributable comprehensive income in 2018 is explained by (i) a 82.9% or Ps.2.1 billion decrease in net financial income, (ii) a Ps.1.6 billion loss from exposure to changes in the purchasing power of money, and (iii) a Ps.44.6 million loss in Net Fee Income. These factors were partially offset by: (i) a Ps.107.3 million decrease in Personnel and Administration expenses to Ps.827.2 million in 2018 compared to Ps.934.5 million in 2017, (ii) a Ps.444.3 million decrease in income tax to Ps.138.8 million from Ps.583.1 million in 2017.

In 2018 Net Financial Income totaled Ps.426.3 million, an 82.9% decrease from Ps.2.5 billion in 2017. This decrease was mainly due to (i) a Ps.8.5 billion loss in Net Interest Income compared to Ps.2.3 billion loss in 2017. This was partially offset by a 94.9% or Ps.4.2 billion increase to Ps.8.6 billion in Net Income from financial instruments at fair value through profit or loss.

The treasury segment’s securities at fair value through profit or loss amounted to Ps.23.0 billion in 2018, a 8.3% decrease from Ps.25.1 billion recorded in 2017 reflecting higher holdings of securities issued by the Central Bank. The treasury segment’s cash and due from banks amounted to Ps.43.9 billion in 2018, a 142.2% increase from Ps.18.1 billion recorded in 2018 reflecting the increase in minimum cash reserve requirements.

Consumer Financing

2019 Compared to 2018

Attributable comprehensive income in 2019 recorded a Ps.1.1 billion loss compared to a Ps.2.2 billion loss in 2018.

The main factors explaining this performance were: (i) a Ps.2.6 billion decrease in loan loss provisions to Ps.1.3 billion from Ps.3.9 billion in 2018, (ii) a 24.2% or Ps. 780.6 million decrease in personnel and administration expenses to Ps. 2.4 billion from Ps. 3.2 billion, (iii) a Ps. 541.3 million gain in income tax, compared to Ps.361.9 million in 2018, and (iv) a Ps. 47.0 million decrease in loss from exposure to changes in the purchasing power of money to Ps.838.7 million compared to Ps.885.7 million loss in 2018. These were partially offset by (i) a Ps.2.1 billion decrease in net financial income to Ps.2.1 billion compared to Ps.4.2 billion in 2018, (ii) a Ps.67.6 million increase in other expenses, net, to Ps. 218.2 million compared to Ps.150.7 million in 2018.

In 2019 net financial income totaled Ps.2.1 billion, a 49.4 % decrease compared to Ps.4.2 billion in 2018. This decrease was mainly due to a 63.2% decrease to Ps.1.9 billion in net interest income as a result of the decrease in average volumes reflecting the tightening of credit scoring metrics in the segment and the increase in the cost of fund as a result of the increase in market interest rates, while net income from financial instrument and exchange rate differences recorded a Ps.251.6 milllion gain, compared to Ps. 892.9 million loss in 2018.

Result from exposure to changes in the purchasing power of money for 2019 totaled a Ps.838.7 million loss from the Ps.885.7 million loss recorded in 2018. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 53.8% increase in consumer price index in 2019 respectively.

Loan loss provisions totaled Ps.1.3 billion compared to Ps.3.9 billion in 2018. This reflects the measures taken by us since the first quarter of 2018 to enhance asset quality following the peaks observed in the second quarter of 2018.

Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year.

The Consumer Finance NPL ratio was 17.2% as of December 31, 2019, declining from 19.4% as of December 31, 2018. NPL creation improved throughout the year despite the challenging environment, reflecting the measures taken by us since the first quarter of 2018 to enhance asset quality following the peaks observed in the second quarter of 2018. These measures included tightening of credit scoring standards, slower origination and changes in the collection process in the consumer finance segment.

2018 Compared to 2017

Attributable Comprehensive Income in 2018 recorded a Ps.2.2 billion loss, compared to a Ps.838.1 million loss in 2017.

The main factors explaining the decrease were: (i) a Ps.904.7 million decrease in Net Financial Income to Ps.4.2 billion compared to Ps.5.1 billion in 2017, (ii) a Ps.885.7 million loss from exposure to changes in the purchasing power of money compared to Ps.264.4 million loss in 2017, (iii) a Ps.358.3 million increase in loan loss provisions to Ps.3.9 billion from Ps.3.6 billion in 2017, (iv) a Ps.85.7 million decrease in net services fee income, to Ps.1.5 billion, and (v) a Ps.150.7 million loss in Other Expenses, net, compared to Ps.414.0 million gain in 2017. These factors were partially offset by: (i) a Ps.375.9 million decrease in Personnel and Administration expenses, to Ps.3.2 billion from Ps.3.6 billion mainly due to the decrease in the number of employees in the segment, and (ii) a Ps.361.9 million tax income recorded in 2018 compared to a tax loss of Ps.398.3 million in 2017.

In 2018 Net Financial Income totaled Ps.4.2 billion, a 17.7% decrease from Ps.5.1 billion in 2017. This decrease was mainly due to (i) a 11.1% decrease to Ps.5.1 billion in Net Interest Income as a result of the decrease in average volumes reflecting the tightening of credit scoring metrics in the segment and the increase in the cost of fund as a result of the increase in market interest rates, and (ii) a Ps.899.8 million losses from financial instruments at fair value through profit or loss compared to Ps.634.8 million loss in 2017.

Result from exposure to changes in the purchasing power of money for 2018 totaled a Ps.885.7 million loss, from the Ps.264.4 million loss recorded in 2017. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 47.6% and 53.8% increase in consumer price index in 2018 and 2019 respectively.

Loan loss provisions totaled Ps.3.9 billion from Ps.3.6 billion in 2017. This is explained mainly due to an increase in delinquency ratios. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality, which was also affected by an increase in unemployment (rising from 7.2% at the beginning of the year to 9.1% as of year-end). Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the Financial Statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than 1 year.

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

The consumer financing segment’s loan and other financings portfolio totaled approximately Ps.9.9 billion at December 31, 2018 decreasing 34.7% from 2017. This reflects the tightening of credit scoring metrics in the segment following the sudden changes in key macroeconomic variables together with lower consumer credit demand due to high interest rates and lower consumer sentiment.

Insurance

2019 Compared to 2018

Attributable comprehensive income totaled Ps.103.7 million in 2019 compared to Ps.306.7 million in 2018. This was due to (i) the decrease in credit related policies following Central Bank regulations that offset the increase in non-credit related policies. (ii) a 11.4% increase to Ps.451.5 million in personnel and administrative expenses, and (iii) a net loss from exposure to changes in the purchasing power of the currency of Ps.884.8 million compared to a net loss of Ps.399.5 million in 2018. This was partially offset by a 19.2% increase to Ps.387.8 million in net financial income due to investments in financial instruments.

Following the Central Bank regulation issued in 2016, since September 1, 2016 both Banco Supervielle and CCF are self-insuring against credit related risks and Banco Supervielle is only contracting new credit related insurances for mortgages loans and some bigger loans which may exceed certain amount. We expect to continue expanding this business and launching new insurance products previously offered to its customers by other insurance companies. As part of this strategy. Supervielle Seguros launched new products including: Home Insurance, Technology Insurance and ATMs insurance and an Integral Insurance product for Entrepreneurs and SMEs.

2018 Compared to 2017

Attributable comprehensive income totaled Ps.306.7 million in 2018 compared to Ps.426.1 million in 2017. This was due to (i) the decrease in credit related policies following Central Bank regulations that offset the increase in non-credit related policies, (ii) a 5.6% increase to Ps.405.5 million in personnel and administrative expenses and (iii) a Net loss from exposure to changes in the purchasing power of the currency of Ps.399.5 million compared to a net loss of Ps.217.5 million in 2017. This was partially offset by a 38.1% increase to Ps.325.3 million in net financial income due to investments in financial instruments.

Asset Management and Other Services

2019 Compared to 2018

Attributable Comprehensive Income recorded a Ps.101.7 million loss in 2019 compared to Ps.26.2 million loss in 2018.

The decrease in 2019 was mainly driven by (i) a Ps.349.4 million loss from exposure to changes in the purchasing power of the currency compared to Ps.186.2 million loss in 2018, (ii) Ps.5.9% or Ps.38.3 million decrease in net service fee income to Ps.607.5 million in 2019, (iii) a Ps.21.1 million decrease in net financial income to Ps.208.7 million from Ps.229.7 million in 2018. These were partially offset by the 4.3% or Ps.25.8 million decrease in personnel and administration expenses and the Ps.56.4 million gain in other operating income, net, compared to Ps. 59.3 million gain in 2018.

2018 Compared to 2017

Attributable comprehensive income recorded a Ps.26.2 million loss in 2018 compared to Ps.246.1 million gain in 2017.

The decrease in 2018 was mainly driven by (i) the 406.2% or Ps.478.0 million increase personnel and administration expenses due to the higher employee base as a result of the acquisition of MILA and InvertirOnline in 2018, See “Item 4.B Business Overview.”, (ii) a Ps.186.2 million loss from exposure to changes in the purchasing power of the currency compared to Ps.40.5 million loss in 2017 and (iii) a Ps.119.7 million recorded in loan loss provision as a result of the residual portfolio of Mila held at the moment of the acquisition. These were partially offset by (i) a Ps.163.0 million increase in net financial income to Ps.229.7 million from Ps.66.7 million in 2017 (ii) Ps.59.3 million gain recorded in other operating Income, net, compared to a net loss of Ps.24.6 million in 2017 and (iii) Ps.25.8% or Ps.132.6 million increase in net service fee income to Ps.645.8 million in 2018.

Adjustments

Financial expenses and other results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes, and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

2019 Compared to 2018

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable comprehensive income recorded a Ps 274.4 million gain in 2019 compared to Ps.1.2 billion loss in 2018.

2018 Compared to 2017

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable comprehensive income recorded a Ps.1.2 billion loss in 2018, and Ps.370.5 million gain in 2017.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2019		2018		2017
	Amount	%	Amount	%	Amount	%
	(in thousands of Pesos, except percentages)
Cash and due from banks	26,403,099	17.8%	51,822,372	23.8%	25,205,322	12.1%
Debt Securities at fair value through profit or loss	568,501	0.4%	23,247,329	10.7%	25,902,184	12.5%
Loans and other financing	88,010,011	59.2%	118,771,635	54.5%	134,001,359	64.4%
Other assets(1)	33,703,080	22.7%	24,191,474	11.1%	22,918,923	11.0%
Total	.148,684,691	100.0%	218,032,810	100.0%	208,027,788	100.0%

(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

2019 Compared to 2018

Of our Ps.148.7 billion total assets as of December 31, 2019, Ps.141.9 billion, equivalent to 95.4% of the total, corresponded to the Bank and CCF. As of December 31, 2019, our total direct exposure to the non-financial public sector amounted to Ps.11.0 billion. Our exposure to the non-financial public sector is primarily composed of our holdings of government securities, which as of December 31, 2019 amounted to Ps.10.9 billion.

2018 Compared to 2017

Of our Ps.218.0 billion total assets as of December 31, 2018, Ps.214.9 billion, equivalent to 98.6% of the total, corresponded to the Bank and CCF. As of December 31, 2018, our total direct exposure to the non-financial public sector amounted to Ps.29.8 billion. Our exposure to the non-financial public sector is primarily composed of our holdings of government securities, which as of December 31, 2018 amounted to Ps.29.7 billion.

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

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2019, 2018 and 2017, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31.
	2019	2018	2017
Net loss for the year before tax	(1,984,927)	(3,147,043)	641,035
Adjustments to obtain flows from operating activities:
Depreciations and impairment of assests	1,814,671	665,154	956,819
Loan loss provisions	7,736,868	7,967,031	6,204,348
Exchange rate difference on gold and foreign currency	324,070	(1,733,237)	(604,734)
Interest income	(44,794,595)	(46,790,036)	(34,250,524)
Interest expenses	34,913,451	26,787,390	12,782,957
Net income from financial instruments at fair value through profit or loss	(20,960,966)	(9,707,395)	(5,454,354)
Fair value of Investment property	127,130	(221,408)	27,653
Result from exposure to changes in the purchasing power of the currency	30,290,502	(14,349,403)	(17,600,790)
Interest over Leases liabilities	212,492	—	—
Loans recovered and allowances reversed	(498,599)	(488,878)	(466,741)
(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	24,776,311	9,814,368	(3,498,887)
Derivatives	(233,091)	36,637	19,094
Repo transactions	—	7,608,341	(7,608,341)
Loans and other financing
To the non-financial public sector	21,588	23,600	(61,854)
To the other financial entities	548,579	288,908	191,429
To the non-financial sector and foreign residents	64,196,460	54,229,100	2,059,859
Other debt securities	(3,826,695)	(5,816,717)	5,034,713
Financial assets in guarantee	(2,245,954)	(132,293)	1,197,082
Investments in equity instruments	1,426	89,956	(96,428)
Other assets	2,241,114	(7,151,464)	1,001,504

	Grupo Supervielle S.A.
	As of December 31.
	2019	2018	2017
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(11,613,645)	3,066,329	6,684,075
Financial sector	(10,723)	3,158	3,509
Private non-financial sector and foreign residents	(83,108,859)	(11,979,964)	7,002,897
Derivatives	(144,944)	144,944	(1,674,846)
Repo operations	319,817	—	—
Liabilities at fair value with changes in results	(222,849)	412,403	—
Other liabilities	524,046	731,334	1,715,045
Income Tax paid	(809,974)	(2,154,355)	(2,020,426)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	(2,407,296)	8,196,460	(27,815,906)
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(1,113,875)	(4,391,549)	(1,506,579)
Purchase of liabilities and equity instruments issued by other entities	—	(276,375)	(167,803)
Purchase of investments in subsidiaries	(197,954)	(2,827,563)	—
Collections:
Disposals related to PPE, intangible assets and other assets	8,021	667,263	1,061,324
NET CASH USED IN INVESTING ACTIVITIES (B)	(1,303,808)	(6,828,224)	(613,058)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Changes in investments in subsidiaries that do not result in control loss	567	(919)	—
Operating Leases	(1,251,601)	—	—
Unsubordinated negotiable obligations	(17,365,599)	(11,619,542)	(2,663,582)
Financing received from Argentine Financial Institutions	(113,905,868)	(105,180,217)	(98,253,226)
Subordinated negotiable obligations	(842,966)	(19,976)	(2,350,208)
Dividends	(466,112)	(505,129)	(170,382)
Collections:
Unsubordinated negotiable obligations	8,412,283	6,429,136	16,363,453
Financing received from Argentine Financial Institutions	110,569,136	109,529,169	101,398,236
Contributions from shareholders	—	—	14,103,738
NET CASH (USED IN)/ PROVIDED BY FINANCING ACTIVITIES (C)	(14,850,160)	(1,367,478)	28,428,029
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	(25,767,419)	23,602,424	21,586,977
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	(44,328,683)	23,603,182	21,586,042
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	72,265,167	48,661,985	27,075,943
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	27,936,484	72,265,167	48,661,985

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures for 2020.

Cash Flows from Operating Activities

2019 Compared to 2018

In 2019, operating activities provided Ps.2.4 billion of net cash, compared to Ps.8.2 billion of net cash provided in 2018. Net decrease in loans amounted to Ps.64.8 billion in 2019, compared to a decrease of Ps.54.4 billion in 2018. Net operating income from debt securities and derivatives increased to Ps.24.4 billion in 2019 from Ps.10.0 billion in 2018. Net increase in deposits amounted to Ps.94.7 billion in 2019, compared to a net increase of Ps.8.9 billion in 2018.

2018 Compared to 2017

In 2018, operating activities provided Ps.8.2 billion of net cash, compared to Ps.27.8 billion of net cash used in 2017. Net decrease in loans amounted to Ps.54.4 billion in 2018, compared to a decrease of Ps.2.2 billion in 2017. Net operating income from debt securities and derivatives decreased to Ps.10.0 billion in 2018 from an increase of Ps.5.2 billion in 2017. Net increase in deposits amounted to Ps.8.9 billion in 2018, compared to a net decrease of Ps.13.7 billion in 2017.

Cash Flows from Investing Activities

2019 Compared to 2018

In 2019, we used Ps.1.3 billion of net cash in our investing activities, compared to Ps.6.8 billion of net cash used in 2018. In 2019, funds used in investing activities for the acquisition of property, plant and equipment, intangible assets and others were Ps. 1.1 billion.

2018 Compared to 2017

In 2018, we used Ps.6.8 billion of net cash in our investing activities, compared to Ps.613.1 million of net cash used in 2017. In 2018, funds used in investing activities for purchase of investments in subsidiaries were Ps.2.8 billion.

Cash Flows from Financing Activities

2019 Compared to 2018

In 2019, net cash used in financing activities was Ps.14.9 billion, compared to Ps.1.4 billion in 2018.

In 2019, net funds used to make payments of unsubordinated negotiable obligations was Ps.8.9 billion, compared to Ps.5.2 billion used in 2018. Net funds used to make payments of subordinated negotiable obligations was Ps.843.0 million in 2019, compared to Ps.20.0 million provided in 2018. Net payments from Argentine financial institutions was Ps.3.3 billion in 2019, compared to Ps.4.3 billion provided in 2018. In 2019 and 2018, net cash used in dividends payments was Ps.466.1 million and Ps.505.1 million, respectively.

2018 Compared to 2017

In 2018, net cash used in financing activities was Ps.1.4 billion, compared to Ps.28.4 billion in 2017.

In 2018, funds used to make payments of unsubordinated negotiable obligations was Ps.5.2 billion, compared to Ps.13.7 million provided for financing activities in 2017. Funds provided by subordinated negotiable obligations was Ps.20.0 million in 2018, compared to Ps.2.4 billion used for financing activities in 2017. Funds borrowed from Argentine financial institutions to increase our financing was Ps.4.3 billion in 2018, compared to Ps.3.1 billion provided for financing activities in 2017. In 2018 and 2017, net cash used in dividends payments was Ps.505.1 million and Ps.170.4 million, respectively. In 2017 we received contributions from shareholders for Ps.14.1 billion.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2019, 2018 and 2017, and January 1, 2017:

	As of December 31,
	2019	2018	2017
	(in thousands of Pesos, except percentages)
From the non-financial public sector	5,470,177	17,083,822	14,017,494
% of deposits	6.1%	11.7%	10.9%
From the financial sector	28,098	38,821	35,663
% of deposits	0.0%	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	12,119,616	10,287,013	12,900,357
% of deposits	13.6%	7.0%	10.1%
Savings accounts	29,388,264	38,645,275	42,359,322
% of deposits	33.0%	26.5%	33.1%
Special checking accounts	9,342,706	33,440,034	24,822,488
% of deposits	10.5%	22.9%	19.4%
Time deposits	23,860,288	39,679,991	29,560,289
% of deposits	26.8%	27.2%	23.1%
Investment accounts	4,134,400	2,138,270	579,173
% of deposits	4.6%	1.5%	0.5%
Others	2,976,811	3,372,862	2,840,282
% of deposits	3.3%	2.3%	2.2%
Interest and differences in exchange rates payable	1,687,817	1,310,113	1,004,222
% of deposits	1.9%	0.9%	0.8%
Total	89,008,177	145,996,201	128,119,290

2019 Compared to 2018

Total deposits decreased 39.0% in 2019. Total deposits from the non-financial private sector increased 35.2% to represent 94% of our total deposits as of December 31, 2019. Total deposits from the non-financial public sector decreased 68.0% to represent 6% of our total deposits as of December 31, 2019.

Private sector saving accounts deposits, time deposits and special checking accounts decreased 24.0%, 39.9% and 72.1%, respectively, in 2019. Checking accounts increased 17.8% in 2019.

Retail plus Senior Citizens customer deposits in Pesos represented 55% of total deposits as of December 31, 2019. Wholesale and institutional deposits in Pesos declined to 15% of total deposits in Pesos from 32% as of September 30, 2019, reflecting our decision to deleverage our balance sheet in the fourth quarter of 2019.

2018 Compared to 2017

Total deposits increased 14.0% in 2018. Total deposits from the non-financial private sector increased 13.0% to represent 88% of our total deposits as of December 31, 2018. Total deposits from the non-financial public sector increased 21.9% to represent 12% of our total deposits as of December 31, 2018.

Private sector deposits in saving accounts and checking accounts decreased 8.8% and 20.3%, respectively. Time deposits and special checking accounts increased 34.2% and 34.7%, respectively, in 2018.

Retail branch deposits plus senior citizens deposits represented 44% of total deposits as of December 2018, compared with 54% as of December 31, 2017, mainly reflecting the increase in wholesale and institutional deposits to fund investments in Central Bank seven-day LELIQS.

Financings

Banco Supervielle S.A.

Global Program for the Issuance of Medium-Term Notes for up to U.S.$2.3 billion

On September 22, 2016, the shareholders’ meeting No. 117, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of US$800,000,000. The Program was authorized by the CNV through Resolution No. 18,376 dated November 24, 2016.

On May 6, 2018, the shareholders’ meeting resolved to approve the increase of the Program for up to a maximum outstanding amount of US$2,300,000,000. The Program was authorized by the CNV through Resolution No. 19,470 dated April 16, 2018.

On December 21, 2018, the Board of Directors approved the issuance of notes under the aforementioned Program for an amount of up to Ps.3 billion. Here are the main terms and conditions of the issue:

Series: F

Amount: Ps.3,000,000,000

Due date: November 4, 2019

Interest rate: Floating Badlar of Private Banks + 4.85%

Interest payment date: Interest accrued by the notes will be paid on a three-month basis making the first payment on May 4, 2019.

Amortization: bullet.

Applicable law and jurisdiction: Argentina.

Program for the issuance of notes for up to nominal value Ps.750 million (increased to Ps.2 billion)

As of March 25, 2013, the Bank’s extraordinary general shareholders’ meeting, approved the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of Ps.750,000,000. On April 15, 2016, the ordinary and extraordinary shareholders’ meeting approved the increase of the maximum outstanding amount of the Program to Ps.2,000,000,000 or its equivalent in foreign currency, passed by Resolution N° 18,224 from the CNV on September 22, 2016. The following chart provides the main terms and conditions of issuances underway as of December 31, 2019, 2018 and 2017 (in millions of Dollars):

Issuance						Maturity		Book Value
date	Currency	Denomination	Amount	Amortization	Term	date	Rate	12/31/2019	12/31/2018	12/31/2017

08/20/2013	U.S.$	III	22.5	100% at maturity	84 Months	08/20/2020	7%	1,308.2	1,340.8	980.5
11/18/2014	U.S.$	IV	13.4	100% at maturity	84 Months	11/18/2021	7%	811.7	788.0	577.3
							Total	2,119.9	2,128.8	1,557.8

On August 6, 2018 the Shareholders’ meeting resolved to request the Bank’s registration as Frequent Issuer of Negotiable Obligations before the CNV. The request was authorized by the CNV through Resolution No. 19,958 dated December 27, 2018.

Cordial Compañía Financiera S.A.

Global Program for the Issuance of Negotiable Obligations for up to USD 500.000.000

On March 22, 2017, the shareholders’ meeting No.45 of CCF resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of US$500,000,000. The Program was authorized by the CNV Board through Resolution No. 18,650 dated May 10, 2017.

MicroLending S.A.U.

On June 22, 2017, the shareholders’ meeting of MicroLending S.A.U. resolved to approve the issuance of Negotiable Obligations for up to a maximum outstanding amount of Ps.35,000,000. The issuance was authorized by the CNV Board through Resolution RESFC-2017-18946-APN dated September 20, 2017.

As of December 31, 2019, 2018, 2017, the amounts outstandings and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows (in millions of Ps.):

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2019	12/31/2018	12/31/2017

Grupo Supervielle Series XIII	01/31/2014	01/31/2019	Badlar + Spread 6,25%	—	43.1	58.1
Banco Supervielle Series VI	10/12/2016	10/12/2016	Badlar + Spread 3,5%	—	—	1,012.2
Banco Supervielle Series A	02/09/2017	08/09/2020	Badlar + Spread 4,5%	3,804.3	6,461.9	11,163.0
Banco Supervielle Series B	12/22/17	12/22/2019	Floating TM20 + Spread 3,25%	—	923.2	1,431.6
Banco Supervielle Series C	12/22/17	12/22/2021	Badlar + Spread 4,25%	667.2	1,026.4	1,501.5
Banco Supervielle Series D	02/14/18	08/14/2019	Badlar + Spread 3,5%	—	1,182.8	—
Banco Supervielle Series E	02/14/18	02/14/2023	Badlar + Spread 4,05%	1,599.4	2,595.4	—
Cordial Compañía Financiera Series XI	10/25/2016	04/24/2018	Badlar + Spread 3,57%	—	—	476.5
Cordial Compañía Financiera Series XIII	12/23/2016	06/23/2018	Badlar + Spread 4%	—	—	346.3
Cordial Compañía Financiera Series XIV	05/11/2017	05/11/2019	Badlar + Spread 3,5%	—	611.6	1,308.6
Cordial Compañía Financiera Series XV	08/24/2017	02/23/2019	Badlar + Spread 3,75%	—	562.1	961.8
Cordial Compañía Financiera Series XVI	11/22/2017	11/21/2019	Floating TM20 + Spread 4,25%	—	832.3	1,248.3
Micro Lending Series II	08/16/2016	08/16/2019	Badlar + Spread 5%	—	30.8	—
Micro Lending Series III	10/04/2017	10/05/2020	Badlar + Spread 7%	15.6	47.9	—
Total				6,086.5	14,317.4	19,507.9

During 2019 the Bank and CCF have not made partial repurchases of their outstanding negotiable obligations. During 2018, the Bank and CCF made partial repurchases of their outstanding negotiable obligations. On October 18, 2018 and January 24, 2019 the Banks reduced Ps.618.0 million and Ps.254.9 million respectively of the total amount outstanding of the negotiable obligations Class A, BADLAR Private Banks + 4.50% with maturity on 2020.

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2019		2018		2017
	(in thousands of Pesos, except percentages)
Shareholders’ equity attributable to owner of the parent company	23,415,797		26,080,725		30,873,343
Average shareholders’ equity(1)	23,352,105		28,693,558		24,943,213
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	15.7%		12.0%		14.8%
Average shareholders’ equity as a percentage of average total assets	11.7%		12.0%		12.8%
Total liabilities as a multiple of total shareholders’ equity	5.3	x	7.4	x	5.7	x
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	13.2%		10.3%		14.7%

(1)	Calculated on a daily basis.
(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and CCF’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31, (1)
	2019	2018	2017
Total Capital
Tier 1 Capital
Paid in share capital common stock	829,564	771,965	744,386
Share premiums	6,898,635	5,481,234	4,647,818
Disclosed reserves and retained earnings	5,351,399	4,602,483	3,173,755
Non-controlling interests	125,955	63,044	78,582
IFRS Adjustments	1,001,756	(472,796)	—
100% of results	2,247,147	1,133,354	1,088,388
50% of positive results	536,635	268,581	170,170
Sub-Total: Gross Tier I Capital	16,991,091	11,847,865	9,903,099
Tier 2 Capital
General provisions/general loan-loss reserves 50%	871,395	784,727	588,073
Subordinated term debt	162,339	379,212	325,183
Sub-Total: Tier 2 Capital	1,033,734	1,163,939	913,256
Deduct:
All Intangibles	754,238	406,460	312,589
Pending items	25,611	96,480	40,798
Other deductions	2,219,867	364,858	32,805
Total Deductions	2,999,716	867,798	386,192
Total Capital	15,025,109	12,144,006	10,430,163
Credit Risk weighted assets(2)	96,585,712	79,580,781	60,939,300
Risk weighted assets(3)	129,638,218	101,933,777	75,301,392
Tier 1 Capital / Credit risk weighted assets	14.5%	13.8%	15.6%
Tier 1 Capital / Risk weighted assets	10.8%	10.8%	12.6%
Regulatory Capital / Credit risk weighted assets	15.6%	15.3%	17.1%
Regulatory Capital / Risk weighted assets	11.6%	11.9%	13.9%

(1)       Nominal value without inflation adjustment.

(2)	Credit Risk weighted assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operation al risk.
(3)	Risk weighted assets is calculated by multiplying the operational risk and market risk by 12.5 and adding the credit risk weighted assets.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets.

We expect that capital expenditures in 2020 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

Item 5.C	Research and Development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “Item 4.B Business Overview—Information Technology and Operations” in this annual report.

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

Related to Argentina

Before the COVID-19 pandemic, the IMF had estimated, according to its world economic outlook update dated January 20, 2020, a growth in global economy of 3.3% in 2020. However, according to recent IMF estimates released on April 14, 2020, as a result of the COVID-19 pandemic and government measures to contain the spread of the virus, the global economy is expected to contract sharply by 3% in 2020. In a baseline scenario, which assumes that the pandemic fades during the second half of 2020 and containment efforts can be gradually unwound, the global economy is projected to grow by 5.8% in 2021 as economic activity normalizes, helped by policy support by governments and central banks. Furthermore, the IMF changed its outlook on Latin America’s growth, from a 1.6% growth under the estimates published in January to an expected contraction of the region’s economy by 5.2% in 2020, with a forecast for Brazil’s economy to contract by 5.3% (Brazil being the main trading partner of Argentina). As regards Argentina, according to the recent IMF estimates, the country’s economy is expected to contract by 5.7% in 2020.

The economic consulting firms that participate in the REM (Spanish acronym for Relevamiento de Expectativas de Mercado, or Market Expectations Report) published by the Central Bank in March 2020 expect an economic contraction of 4.3% for Argentina in 2020, as a result mainly of the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, with quarter-on-quarter declines of 1.6% and 4.9% expected for the first quarter and second quarter, respectively, and a recovery of 0.7% expected for the third quarter.

According to the REM published by the Central Bank in March 2020, Argentina’s inflation rate is expected to fall 40% (year-on-year variation December-December) in 2020, which could lead to disinflation after two years of rising inflation rates. At the same time, the nominal Peso/ U.S. Dollar exchange rate is expected to reach Ps.81.30 to US$1.00 by the end of 2020, which would represent a year-on-year depreciation of 38.8%.

We cannot predict, particularly due to the uncertainties of the ongoing COVID-19 pandemic, including how long current conditions will persist, whether future global and Argentine economic performance will differ materially from the IMF and REM forecasts.

Related to the Argentine Financial System

Before the COVID-19 pandemic, a recovery of the financial system after the significant declines experienced during 2018 and 2019 was expected, with the economy starting to stabilize and inflation and interest rates beginning to decrease in a context of lower exchange rate volatility and greater monetization in the economy. Moreover, the current high liquidity levels, together with a good performance of deposits in the months preceding an eventual recovery in loan demand, would have accelerated a process of channeling savings to sustain an economic recovery.

However, as a result of the ongoing COVID-19 pandemic and the government measures taken to contain the virus, together with the consequent disruption in economic activity, the previously expected credit dynamic recovery is not likely to take place. Instead, we now expect a deterioration in asset quality in the financial system. Moreover, certain of the recent government measures aimed at ameliorating economic conditions may further affect the revenues of the financial system. On the other hand, liquidity is expected to continue to be high as a result of the Central Bank measures taken in connection with the pandemic. See “Item 3.D—Risk Factors—Risks related to the Argentine financial system—Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover” and “Item 4.B.—Business Overview—Argentine Banking Regulations—Government Measures in Response to the Ongoing COVID-19 Pandemic.”

Related to Us

We intend to maintain prudent financial risk management policies and to continue improving our operating efficiency.

We are pursuing focused initiatives to transform our company into a modern, leading edge, cost efficient player and position our business to serve consumer's evolving needs and aspirations. Even though we ran into some external headwinds last year, we remained focused on executing our strategy to strengthen our brand and improve operating performance. The following items are the key components of our strategy:

1.       Digital transformation

2.       Enhance value proposition for our target segments

3.       Increase customer acquisition and cross selling

4.       Streamline operations

5.       Develop new products and businesses to expand our franchise.

Item 5.E	Off-balance sheet arrangements

Our off-balance sheet risk mainly arises from the Bank’s activities.

We have off-balance sheet commercial commitments arising from our lease agreements for our administrative buildings and offices (including our headquarters), branches, sales and collection centers and storage properties. See “Commitments under Lease Agreements sections” in Item 5.F to this annual report.

Item 5.F	Contractual Obligations

The table below identifies the principal amounts of our main contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2019

	Maturity	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at December 31, 2019
	(in thousands of Pesos)
Deposits		92,268,574	2,245			92,270,819
Liabilities at fair value through profit and loss		189,554				189,554
International banks and institutions		319,817	—	—	—	319,817
Short-Term Financial Loans (U.S.$)		319,817				319,817
Mid-Term Financial Loans (U.S.$)
Financing received from Argentine financial institutions		8,573,139	927,621	339,929	—	9,840,689
Short-Term Financial Loans (Pesos)		8,573,139				8,573,139
Mid-Term Financial Loans (Pesos)			927,621			927,621
Long-Term Financial Loans (Pesos)				339,929		339,929
Unsubordinated corporate bonds		5,946,348	3,186,553	707,853	—	9,840,754
Negotiable Obligation (Pesos) Class A	2020	4,753,290	—	—		4,753,290
Negotiable Obligation (Pesos) Class B	2021	508,935	728,062	—		1,236,997
Negotiable Obligation (Pesos) Class C	2023	684,123	2,436,285	707,853		3,828,261
Negotiable Obligation Class III	2020		22,206			22,206
Subordinated corporate bonds		1,500,837	862,185	—	—	2,363,022
Subordinated negotiable obligations – Class III and IV	2020-2021	1,500,837	862,185			2,363,022
Others		8,718,019	901,871			9,619,890
Total		117,516,288	5,880,475	1,047,782	—	124,444,545

Commitments under Lease Agreements

Our commitments under our lease agreements are mainly rental payments. We can terminate lease agreements at any time at low or no cost at our option.

The following table sets forth the maximum potential amount of future payments under our lease agreements.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total as of December 31, 2019
	(in thousands of Pesos)
Lease commitments	502,481	498,849	133,801	168,845	1,303,976
Total commercial commitments	502,481	498,849	133,801	168,845	1,303,976

Item 5.G	Safe Harbor

See the discussion at the beginning of this annual report under “Forward-Looking Statements” for forward-looking statement safe harbor provisions.

Item 6	Directors, Senior Management and Employees

Board of Directors

According to our bylaws, our Board of Directors may be composed of a minimum of three and a maximum of nine directors, and shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, our Board of Directors is composed of eight directors. There are no alternate directors.

Directors and their alternates, if any, are appointed for a term of two years by our shareholders during the annual ordinary shareholders’ meeting. Directors may be reelected. Alternate directors replace directors in the order in which they were elected. Directors are elected annually in staggered elections. Despite their two-year appointment, pursuant to section 257 of the AGCL, directors will maintain their positions until new directors are appointed at the following annual ordinary shareholders’ meeting.

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 28, 2020, in accordance with Article 9 of our bylaws.

During the first meeting after directors have been appointed, they must appoint a chairman and vice-chairman of the board, or, if considered appropriate, a first vice-chairman and a second vice-chairman. The vice-chairman, or, if applicable, the first vice-chairman, would automatically replace the chairman in the event that the chairman is absent, resigns, dies or faces any other impediment to serve as chairman, and the second vice-chairman, if applicable, would replace the first vice-chairman. In the absence of any of these directors or chairmen, the Board of Directors may appoint who will serve as chairman or chairmen. The chairman of the board may cast two votes in the case of a tie.

The Board of Directors functions and acts upon the majority vote of its members present at its meetings either physically or via any form of audio and visual simultaneous communication.

The following table sets forth the composition of our Board of Directors as of April 28, 2020:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(2)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008	December 31, 2020	December 13, 1956
Jorge Oscar Ramírez	First Vice-Chairman of the Board	April 15, 2011	December 31, 2020	June 26, 1961
Emérico Alejandro Stengel	Second Vice-Chairman of the Board Director	July 13, 2010	December 31, 2021	December 17, 1962
Atilio Dell’Oro Maini	Director and Corporate Secretary	September 28, 2011	December 31, 2020	February 13, 1956
Eduardo Pablo Braun	Director	April 26, 2019	December 31, 2020	June 25, 1963
Victoria Premrou	Director	April 26, 2019	December 31, 2020	May 16, 1969
Laurence Nicole Mengin de Loyer	Director	April 28, 2020	December 31, 2020	Ma 5, 1968
Hugo Enrique Santiago Basso	Director	April 26, 2019	December 31, 2020	December 3, 1979

(1)	With the exception of Julio Patricio Supervielle and Laurence Nicole Mengin de Loyer, the respective date of appointment to the Board of each director is also the date on which each director first joined Grupo Supervielle. Julio Patricio Supervielle has held positions in the Board since March 21, 2000, however he has continuosly served in our board since 2008. Laurence Nicole Mengin de Loyer first joined the Board on March 23, 2010 ,where she served as director until April 26, 2019.
(2)	Notwithstanding the expiration date stated above, pursuant to section 257 of the AGCL, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

There are no family relationships between the abovementioned current members of our Board of Directors, except for Julio Patricio Supervielle and Hugo Enrique Santiago Basso (uncle and nephew).

The following are academic and professional backgrounds of the members of the board.

Julio Patricio Supervielle holds a degree in Business Administration, graduated from Universidad Católica Argentina and a Master’s degree from The Wharton School of the University of Pennsylvania. He attended the Global CEO Program organized by Wharton, IESE and CEIBS. He joined the Exprinter-Banex Financial Group in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has led Grupo Supervielle for more than 16 years. During his term of office, Grupo Supervielle registered a significant growth in terms of net worth, assets, deposits and in its network, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) that have been listed since with the New York Stock Exchange and the Buenos Aires Stock Exchange. He currently serves as Chairman of the Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A.F. e I.I., Espacio Cordial de Servicios S.A., Tarjeta Automática S.A., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. and Futuros del Sur S.A. He has been awarded by Endeavor Argentina as Outstanding Entrepreneur of 2017 in recognition of those who undertake investing for the development of the country.

Jorge Oscar Ramírez is a certified public accountant, with a degree from the Universidad de Buenos Aires. He also holds an Executive Management Program degree (PADE) from ESE, the Business School of the Universidad de Los Andes, in Santiago, Chile. From 1981 to 1985, he worked in the International Capital Markets division of Banco Nacional de Desarrollo in Argentina (National Development Bank). He subsequently joined the First National Bank of Boston (later BankBoston) where he served as a lending officer and team leader in the Corporate Banking Division (1985 1989), then as an Investment Banking Officer, Senior Investment Banker and Managing Director of Boston Investment Group (BIGSA), the investment banking arm of First National Bank of Boston (1989 1995). From 1995 to 1997 he served as the Country Manager for First National Bank of Boston in Uruguay, and at the end of 1997, he served in the same capacity in Chile. In late 2000, he assumed regional responsibilities as Regional President for the Andean Region which included Chile, Peru, Colombia and Panama. In 2003, he returned to Argentina as CEO of BankBoston. In 2004, he assumed Regional responsibilities as Regional President for Argentina and Uruguay. Mr. Ramirez left BankBoston in December 2005 after the announcement of its sale to Standard Bank of South Africa. From May 2006 to January 2011, he was a partner of Prisma Investment S.A., a financial advisory firm in Argentina. He served on the Board of Directors of Alpargatas SAIC, the Argentine subsidiary of Alpargatas Brazil; of ALICO, the life insurance subsidiary in Argentina of AIG, later sold to Metlife, and of Sigdopack Argentina, a subsidiary of the Chilean Sigdo Koppers Group. He is also a founding partner of Fondos Online (fol.cl), an online brokerage house in Chile founded in 2009. He is currently First Vice Chairman and CEO of Grupo Supervielle S.A., CEO of Banco Supervielle S.A., Chairman of Supervielle Seguros S.A., Chairman of Supervielle Productores Asesores de Seguros S.A., First Vice Chairman of Cordial Compañía Financiera S.A., Vice Chairman of Micro Lending S.A.U., Vice Chairman of InvertirOnline S.A.U, Vice Chairman of Bolsillo Digital S.A.U. and Vice Chairman of Futuros del Sur S.A...

Emérico Alejandro Stengel is an Industrial Engineer from Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. He worked in Corporate Banking at Citibank and Banco Santander. Later, he became a partner of Booz Allen Hamilton, a global management consulting firm where he, until October 2007, worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He has led various strategic integration and operations enhancement projects for the financial services industry. Between 2006 and 2007 he served as an independent director of Los Grobo Agropecuaria, a leading agribusiness company that won the National Quality Award in 2010, and from October 2007 until May 2011 served as CEO of such company. He joined the Board of Grupo Supervielle in July 2010. At present, he is the COO of Banco Supervielle S.A. and serves as Second Vice-Chairman of Grupo Supervielle S.A., Vice-Chairman of Supervielle Productores Asesores de Seguros S.A. and as member of the Boards of Directors of Cordial Compañía Financiera S.A., Supervielle Seguros S.A., InvertirOnline S.A.U. and Bolsillo Digital S.A.U.

Atilio Dell-Oro Maini is a lawyer, a Bachelor in Political Science and a Bachelor in Agricultural Production. In 1984, he joined the firm Cárdenas, Cassagne & Asociados, where he was appointed partner in 1990. He worked in New York City as a foreign associate at White & Case in 1987 and at Simpson Thacher & Bartlett from 1988 to 1989. In 1997, he worked at Linklaters & Paines, a global firm based in London. He also completed the Instruction Program for Lawyers by the School of Law at Harvard University. In 2003 he joined the firm Cabanellas • Etchebarne • Kelly as a senior partner for the Banking and Capital Markets departments. He has extensive experience advising banks and other financial entities, companies and governments in all types of banking and financial operations, both local and international. He was also a professor of the Master’s in Business Law at Universidad de San Andrés. He is a member of the Bar Association of the Autonomous City of Buenos Aires. To date, he is Director of Grupo Supervielle S.A., First Vice Chairman of Banco Supervielle S.A., Chairman of Micro Lending S.A.U., Second Vice Chairman of Cordial Compañía Financiera S.A., Vice Chairman of Sofital S.A.F. e I.I., Vice Chairman of Espacio Cordial de Servicios S.A., Vice Chairman of Tarjeta Automática S.A., Director of InvertirOnline S.A.U., Vice Chairman of InvertirOnline.com Argentina S.A.U., Director of Bolsillo Digital S.A.U. and Director of Futuros del Sur S.A.U.

Eduardo Pablo Braun is an Industrial Engineer graduated from Universidad de Buenos Aires, where he won the Bunge & Born scholarship for his academic excellence and holds an MBA with an emphasis in Finance and Marketing from The Wharton School, University of Pennsylvania, 1990. He is an international lecturer in Leadership and Innovation, a business consultant and the author of ‘People First: Chief Emotions Officers’. He taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and lectures in various academic and business forums in Singapore, Dubai, Germany, the United States and other countries. He was a professor at Universidad Católica Argentina and is an expert in leadership at Universidad de San Andrés. Since January 2016 he has been director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was director of the HSM Group between 1999 and 2011, in charge of the Global Relations Direction with the Speakers. He is a member of the Board of multinational companies such as: Cuvelier Los Andes (French wines) and Aislantes Celulósicos (building materials). Since mid-2018 he is responsible for creating and conducting the Advisory Council for the Design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consultancy firm specialized in strategies and business development. His experience as a management consultant began with Booz Allen & Hamilton at the Paris offices in 1990, where he worked on various projects for Europe, Brazil and Argentina, where he combined his experience as a consultant with that of executive positions. He participates or has participated in several NGOs such as the Clinton Global Initiative, of which he was a member for 5 years, EMA (Multiple Sclerosis Argentina), is a member of the Council of ICANA (Argentine Cultural Institute of North America) and President of the G25 Foundation.

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

Laurence Nicole Mengin de Loyer. She has graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers and Aquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2008, as a result of her move to Argentina, she volunteered as Vice-President and Treasurer of a not-for-profit organization dedicated to integrating newly-arrived foreigners to Argentina. In 2009, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as independent Director of Grupo Supervielle S.A. between 2016 and 2019. To date, she also serves as independent Director of Biosidus (Montevideo, Uruguay) and Peugeot Citröen Insurance Company (Buenos Aires, Argentina).

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last five years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates, he joined E&J Gallo, currently overseeing a portfolio of ten luxury wineries. He is Director of Grupo Supervielle S.A., Director of Banco Supervielle S.A. (approval of the Central Bank for his appointment is still pending), Director of Espacio Cordial de Servicios S.A. and Director of InvertirOnline.com Argentina S.A.U.

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

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of the Argentine Capital Markets Law. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. The Board of Directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve regarding the compliance of above mentioned requiements with prior report of two independent evaluating firms on that matter. The Board of Directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the Board of Directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a breach of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance to the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the Board of Directors with the favorable opinion of the audit committee or the two evaluating firms or if the transaction has been approved by the ordinary shareholders’ meeting without the decisive vote of the shareholder in respect of which the condition of a related party is met or has an interest in the act or contract at issue.

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

Meetings, Quorum, Majorities

Our Board of Directors must hold a minimum of one regularly scheduled meeting every three months. Meetings must also be convened when called by any member of the Board of Directors. The quorum for a Board of Directors’ meeting is the majority of its members. The Board of Directors will pass resolutions by the affirmative vote of the majority of members present. Pursuant to our bylaws our directors may participate in a meeting of the Board of Directors by means of a communication system that provides for a simultaneous transmission of sound, images and words. Directors participating by such means count for quorum purposes for all meetings and all matters of agenda, therefore the board will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system.

Incentive-based Retirement Plan for Senior Management and Directors

In December 2016, Grupo Supervielle approved an incentive-based retirement plan, which replaced certain existing compensation mechanisms. Members of our senior management and Board of Directors were entitled to receive cash payments over time under the plan if certain performance targets were met. 50% of the funds contributed by us to the plan were released to individual plan accounts once the performance targets were met, subject to compliance with waiting periods mandated by Argentine legislation. The remaining 50% was vested after an additional twelve-month waiting period. We initially agreed to monitor the eligibility and participation as the plan would develop and expected to contribute approximately U.S.$3.6 million per year to the program. The plan was approved for a one-year period. However, during 2018 and 2019, the plan was not used.

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

Pursuant to the CNV Rules, a director is not considered independent in certain situations, including where a director:

(1) is also a member of the board of the parent company or another company belonging to the same economic group of the issuer through a preexisting relationship at the time of his or her election, or if said relationship had ceased to exist during the previous three years;

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

Currently, Julio Patricio Supervielle, Jorge Oscar Ramirez, Atilio Dell’Oro Maini, Emérico Alejandro Stengel and Hugo Enrique Santiago Basso are non-independent, whereas Eduardo Pablo Braun, Victoria Premrou and Laurence Nicole Mengin de Loyer are independent members of our board according to the criteria established by the CNV. See “Audit Committee” for further details about independence requirements of the members of our Audit Committee.

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

Officers

Our management is comprised of our Chief Executive Officer (“CEO”), Jorge Oscar Ramirez, who reports to the Board of Directors, and is in charge of ensuring that the different companies in the Group function in a coordinated manner, with synergy and efficiency, applying the strategic guidelines defined for each business unit; the Bank’s COO, Emérico Alejandro Stengel who is responsible for developing and executing the Bank’s business plans and is in charge of the digital transformation program; our chief financial officer (“CFO”), Alejandra Naughton, who is in charge of the financial and accounting division; our Chief of Legal Affairs and AML, Sergio Gabai; our Chief Credit Officer, Pablo Di Salvo, who is in charge of our global credit division; our Chief of Human Resources, Santiago Batlle; our Chief Technology Officer (“CTO”), Sergio Mazzitello; and our Chief of Operations and Central Services, Esteban Nicolás D’Agostino.

Our Chief Risk Officer (“CRO”), Javier Conigliaro, the Head of Internal Audit, Sergio Gustavo Vázquez, and our Compliance Officer, Moira Almar also report to the Board of Directors.

Chief Executive Officer

Name	Office	Profession	Date of Birth
Jorge Oscar Ramirez	Chief Executive Officer	Business Administration	June 26, 1961

Senior Management that reports to the CEO

Name	Office	Profession	Date of Birth
Emérico Alejandro Stengel	Deputy CEO and COO of the Bank	Industrial Engineer	December 17, 1962
Alejandra Naughton	Chief Financial Officer	Economics	September 22, 1962
Sergio Gabai	Chief of Legal Affairs and AML	Lawyer	April 26, 1967

Name	Office	Profession	Date of Birth
Pablo Di Salvo	Chief Credit Officer	Business Administration	June 19, 1964
Santiago Batlle	Chief of Human Resources	Lawyer	April 16, 1973
Sergio Mazzitello	Chief Technology Officer	Information Systems	February 21, 1965
Esteban Nicolás D’Agostino	Chief of Operations and Central Services	Public Accountant	July 8, 1972

Senior Management that report to the Board of Directors

Name	Office	Profession	Date of Birth
Javier Conigliaro	Chief Risk Officer	Economist	November 16, 1964
Sergio Gustavo Vázquez	Head of Internal Audit	Business Administration and Public Accountant	May 1, 1974
Moira Almar	Compliance Officer	Lawyer	December 6, 1968

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

The Bank’s COO reports to the CEO and is responsible for developing and executing business plans, enhancing key capabilities and increasing operational efficiency. The areas under his supervision include Commercial Operations (Personal and Business Banking and Corporate Banking), Product and Service Offering, Marketing and Communications, Information Technology, Back Office Operations, Processes and Business Intelligence. The COO also leads the Bank’s digital transformation program, ensuring its adequate implementation organization-wide.

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

The Chief of Legal Affairs and AML is in charge of ensuring that each of our businesses complies with internal policies and procedures within the legal framework established by regulatory authorities (including anti-money laundering laws and regulations) and with the applicable contractual requirements. In addition, the Chief of Legal Affairs and AML provides legal advice to Grupo Supervielle and each of its subsidiaries regarding business development, the prevention of legal risk and conflict resolution.

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

The Chief of Human Resources is responsible for the design and implementation of human capital strategies. The human resource manager is in charge of global human resource policies across all business units. He functions as a strategic partner of top management to ensure that we attract and retain the talent necessary to achieve business growth. The Chief of Human Resources’ main strategies are: consolidating our talent pool, developing a sustainable organization focused on clients and with competitive remuneration packages, spreading the Supervielle culture, which breeds innovation, work ethic, empowerment and merit recognition and maintaining high morale among employees.

The Chief Technology Officer is responsible for leading the information technology administration, and in turn establish a solid relationship between IT and business areas to deliver added value to the organization and ensure compliance with digital transformation objectives. The CTO also leads the digital transformation of the core business with agile methodologies and organization by tribes to contribute with the vision of becoming a technological company.

The Chief of Operations and Central Services is responsible for the execution and control of support processes for the branch network and other commercial areas or business units in relation to loans, means of payment, sales support, securities and international operations, general treasury, safety and centralized processes such as strategic supply management and contracting, general services, works, maintenance, building planning; in order to ensure the quality of internal and external customer service, the physical / health protection of employees, customers and values in the facilities, as well as optimizing expenses.

The CRO is responsible for developing and implementing an appropriate framework for the administration of overall risks that allows for the identification, evaluation, monitoring and mitigation of credit risk, financial risk (including market risk, interest rate risk and liquidity risk), as well as operational risks (including reputation and cybersecurity risks) for each of our businesses.

The Head of Internal Audit is responsible for the audit process, evaluating and advising on internal control, corporate governance and risk management, in order to ensure compliance with laws, regulations and internal policies, contributing to the availability of reliable financial information, and the effectiveness and efficiency of operations, within the framework of the strategic objectives.

The Compliance Officer is responsible for creating, implementing and overseeing the Ethics and Compliance program. This program includes promoting an ethical corporate culture, monitoring the adherence to the the Code of Ethics and verifying the effective enforcement of the anticorruption policy. The Compliance Officer conducts a regular risk analysis in order to adapt the Ethics and Compliance Program after monitoring and evaluating its effectiveness.

The following are academic and professional backgrounds of our management members.

Alejandra Naughton has been Chief Financial Officer of Grupo Supervielle since September 2011. She holds a degree in Economics from the Universidad de Buenos Aires and a post graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she was awarded the Expert in Finance and Management Accounting and Expert in Corporate Governance degrees; at the Federal Reserve Bank of New York where she was conferred the Expert in Management and Operations degree and at the IMF where she was awarded the Expert in Safeguards Assessment degree. From 1994 to 2007 she served on the Central Bank’s staff in several senior positions, including that of Deputy General Manager (2003 to 2007) and Argentine Representative to the Governance Network at the Basle based Bank for International Settlements (Switzerland). During the years 2007 and 2008 she worked as a Consultant to the IMF. As of the date of this annual report, she is also Chief Finance Officer at the Bank. She also acts as alternate director of ByMA.

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

Pablo Di Salvo was appointed as Chief Credit Officer at Grupo Supervielle in September 2017. He received a degree in business administration from the Universidad Católica Argentina and attended the Executive Development Program at Universidad Austral Business School. He held positions in credit risk at Banco Itaú Argentina and served as Credit Risk Manager at Banco Supervielle. He has worked in various positions with BankBoston Argentina, both in the credit risk and commercial teams, including Latam Credit Risk Manager and Corporate Team Leader. From 2003 to 2008, he was Head of Credit Risk at BankBoston Chile. He also held positions as Credit Risk Manager at American Express Argentina. He has over 30 year of experience in the financial services industry.

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

Sergio Mazzitello is the Chief Technology Officer of Grupo Supervielle since December 2019. Since 2014 and until December 2019, he served as Chief Information Officer in Naranja, from Grupo Galicia. Previously, he held several executive level positions leading cross-functional international teams, in the areas of Business, Operations, and IT. He holds a degree in Information Systems from the University of Buenos Aires, a Master in Business Administration from IDEA and has more than 25 years of experience in the payments industry and in financial services.

Esteban Nicolás D´Agostino has been Chief of Operations and Central Services of Grupo Supervielle since April 2020. He is a Public Accountant from University of Buenos Aires and attended the Executive Development Program at Universidad Austral Business School. Prior to this appointment, he served as General Manager at RECSA, a company dedicated to collection management. He has more than 20 years of experience in the banking industry, having worked at Citibank. His experience covers credit, collections, branches, operations and technology areas. Additionally, at Citibank he led the customer service models strategy with a focus on processes and operations for three years.

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

Moira Almar has been Compliance Officer since October 2017. She previously served as the Head of Compliance at Banco Santander Argentina from 2006 to 2017, having worked before in various compliance and commercial positions also at Santander Argentina. She holds a Law Degree from the National University of La Plata, a Master Degree in Banking Disciplines at the University of Siena - Italy and completed the Executive Management Development Program of the School of Business Management (EDDE / UADE). She has 24 years of industry experience and 17 years of experience in compliance.

For the biography of Mr. Jorge Oscar Ramirez and Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2020.

Pursuant to the AGCL, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the Supervisory Committee are to monitor compliance with the AGCL, the bylaws, its regulations, if any, and the shareholders’ resolutions, to supervise the administration of the company and to perform other functions, including, but not limited to: (i) attending shareholders’ and Board of Directors’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board of Directors, (iii) monitoring the company’s corporate records and other documents, and (iv) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the Board of Directors.

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary shareholders’ meeting held on April 28, 2020. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent. All of the members of our Supervisory Committee were appointed for the term of one year, until the annual shareholders’ meeting that considers the financial statements corresponding to the fiscal year ended December 31, 2020.

Name	Office	Beginning Date of Office	Date of Birth
Enrique José Barreiro	Syndic	June 8, 2009	December 5, 1945
Carlos Alfredo Ojeda	Syndic	July 25, 2019	January 17,1944
Valeria Del Bono Lonardi	Syndic	April 24, 2018	September 6, 1965

Name	Office	Beginning Date of Office	Date of Birth
Carlos Enrique Lose	Alternate Syndic	June 8, 2009	October 2,1943
Roberto Aníbal Boggiano	Alternate Syndic	June 8, 2009	September 1,1955
Jorge Antonio Bermúdez	Alternate Syndic	April 28, 2020	March 12, 1946

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta Automática S.A., Sofital S.A.F. e I.I., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A., Cordial Compañía Financiera S.A. , Espacio Cordial de Servicios S.A.; InvertirOnline.com Argentina S.A.U., InvertirOnline S.A.U., Micro Lending S.A.U. and Bolsillo Digital S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Micro Lending S.A.U. and Bolsillo Digital S.A.U.

According to the provisions of Section 79 of the Argentine Capital Markets Law, listed companies which have an audit committee are allowed not to have a Supervisory Committee. Such decision may only be adopted by an extraordinary shareholders meeting with a special quorum and supermajority of 75% of the voting stock..

Compensation of Directors, Management and Supervisory Committee

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the AGCL and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Section 261 of the AGCL provides that the compensation paid to all directors in a year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. The AGCL increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special committees or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

We have not entered into employment contracts with the members of our Board of Directors. We have assigned certain executive and technical-administrative functions to some of our directors. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

The aggregate compensation paid to our directors, senior management and members of our Supervisory Committee in 2019 was approximately Ps.218.5 million, Ps.224.2 million and Ps.2.3 million, respectively.

Audit Committee

Pursuant to the Argentine Capital Markets Law and its implementing regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance, accounting, banking and audit matters. Under CNV regulations, at least a majority of the members of the audit committee must be independent directors.

As a foreign private issuer listed in the United States, our audit committee is composed of independent members designated by our Board of Directors, who are independent under Rule 10A-3 under the Exchange Act.

All three members of our audit committee are financially literate, and Laurence Nicole Mengin de Loyer, who is a financial expert.

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

Our audit committee performs the following functions:

•	oversees the adequacy, appropriateness and effectiveness of our internal control systems to ensure the reasonableness, reliability, adequacy and transparency of our consolidated financial statements, financial and accounting information and our consolidated financial statements and information;
•	provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;
•	advises on the Board of Directors’ proposal for the designation of external independent accountants and ensure their independence;
•	ensures that the Code of Ethics and Internal Conduct Code comply with current rules and regulations;

•	maintains an understanding of the auditing procedures to ensure that they are complete and up-to-date and approves such procedures to then submit them to the Board of Directors for their consideration and approval;
•	takes knowledge of Grupo Supervielle’s financial, reputational, legal and operative risks, and oversees compliance with policies designed to mitigate these such risks;
•	advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;
•	issues grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV;
•	verifies the fulfillment of any applicable rules of conduct;
•	oversees the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses; and
•	advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited.

Additionally, the audit committee is required to prepare an annual working plan and present it to the Board of Directors and the Supervisory Committee. Members of the board, members of the Supervisory Committee and external independent accountants are required to attend the meetings of the audit committee if the audit committee so requests it, and are required to grant the audit committee full cooperation and information. The audit committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation that it may deem necessary.

The following chart shows the current membership of our Audit Committee:

Name	Position	Profession	Status(1)
Laurence Nicole Mengin de Loyer	Director, Chairperson of the Committee	Business Administration (Financial Expert)	Independent
Victoria Premrou	Director	Accountant and Business Administration	Independent
Eduardo Pablo Braun	Director	Industrial Engineer and Business Administration	Independent

(1)	Pursuant to Rule 10A-3 of the Exchange Act.

Sergio Vazquez, our Head of Internal Audit, is the Secretary of the audit committee.

Anti-Money Laundering and Anti-Terrorist Finance Committee

We have an anti-money laundering and anti-terrorist finance committee consisting of three members of our Board of Directors. Decisions of the Anti-Money Laundering and Anti-Terrorist Finance Committee are recorded in a special corporate book and signed by all members of the committee who were present at the meeting.

Among its duties, the anti-money laundering and anti-terrorist finance committee must:

•	oversee compliance with current applicable anti-money laundering rules and ensure that Grupo Supervielle and its subsidiaries are in compliance with best practices related to anti-money laundering;
•	take knowledge of the amendments to the applicable regulations and provide for the timely revision of the internal policies and procedures manuals accordingly;
•	maintain an understanding of the best market anti-money laundering practices and oversee its implementation at the Group’s and its subsidiaries’ level;
•	oversee compliance with disclosure of information to the competent authorities; and
•	carry out all those functions established by the rules of the Financial Intelligence Unit and other applicable provisions on the matter.

The following table sets forth the members of the anti-money laundering and anti-terrorist finance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee, Responsible Officer before UIF
Jorge Oscar Ramirez	Director
Hugo Santiago Enrique Basso	Director
Juan Cuccia	Head of AML, Rapporteur Member

Risk Management Committee

The risk management committee is composed of at least two directors and of members of our management team, and of management of our main subsidiaries.

Our risk management committee performs the following functions:

•	develops strategies and policies for the management of credit risk, market risk, interest rate risk, liquidity risk, operational risk and other risks that could affect us, makes sure our strategies and policies are in line with regulations and best practices and oversees their correct implementation and enforcement and defines Grupo Supervielle’s risk appetite and tolerance and the global risk profile for the approval of the Board of Directors;
•	approves limits relating to the management of credit risk, market risk, interest rate risk and liquidity risk, and monitors the evolution of key indicators relating to operational risk, which includes a map of risks used by the trading desk for trading operations and the map of risks for investment operations at a consolidated level;
•	periodically monitors the risks that Grupo Supervielle faces and the application of strategies and policies designed to address such risks;
•	defines the general criteria for pricing risk;
•	evaluates the adequacy of capital with respect to Grupo Supervielle’s risk profile;

•	defines policy and the methodological framework for performing stress tests with respect to risk management, approves scenarios for conducting individual stress tests for particular and general risks, evaluates and discusses the results of the stress tests that are presented and recommends contingency plans to address such risks, utilizes the results of the stress tests for the consideration of establishing or revising the limits and brings all of the results of the tests to the Board of Directors for approval;
•	designs effective information channels and systems for the Board of Directors related to risk management;
•	ensures that our subsidiaries’ management compensation plans incentivize a prudent level of each risk;
•	approves risk management quantitative models and monitors the effectiveness of such models; and
•	remains aware of the memos and rules related to risk published by each regulatory agency that regulates any of our subsidiaries, as well as understands the repercussions that the application of such memos or rules could have on our operations.

The following table sets forth the members of the risk management committee.

Name	Position
Jorge Oscar Ramírez	Chairman of the Committee, Director and CEO
Julio Patricio Supervielle	Chairman of the Board
Emérico Alejandro Stengel	Director
Laurence Nicole Mengin de Loyer	Independent Director
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO), Secretary of the Committee

Credit House Limit Committee

The credit house limit committee is composed of at least three members of our Board of Directors, one of whom is the Chairman of the Board. The CEO of the Bank, the CCO, the Bank’s heads of Personal and Business Banking, Corporate Banking and Treasury and Trading Desk, are also members. The CCO acts as secretary of the committee.

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

Ethics, Compliance and Corporate Governance Committee

The ethics, compliance and corporate governance committee is tasked with assisting the Board of Directors in adopting the best practices of good corporate governance aimed at maximizing the growth capacity of Grupo Supervielle and its related companies and prevent the destruction of value. It also assists the Board of Directors in overseeing its Ethics and Compliance Program. Our ethics, compliance and corporate governance committee performs the following functions:

•	prepares and submits to the Board of Directors for its approval the Corporate Governance, Ethics and Compliance Program, aiming to a progressive convergence towards the international standards of ethics, compliance and corporate governance;
•	proposes to the Board of Directors the annual agenda and schedule for the execution of the Corporate Governance, Ethics and Compliance Program;
•	defines policies and procedures related to ethics and compliance;
•	promotes, follows-up and oversees the compliance with the Corporate Governance, Ethics and Compliance Program and informs the Board of Directors of any deviations that may occur and makes recommendations accordingly;
•	takes knowledge of all applicable regulations and their impact within the Group’s practices;
•	makes recommendations to the Board of Directors on the gradual and progressive adoption of the provisions set forth by the CNV and the Central Bank regarding corporate governance standards;
•	takes knowledge of the recommendations of the Basel Committee accords and makes recommendations to the Board of Directors for their gradual and progressive adoption;
•	submits to the Board of Directors an Annual Report of Compliance with the corporate governance objectives;
•	reviews the results of the inspections carried out by the Central Bank and any other regulatory bodies and addresses the observations of the external auditors as regards ethics, compliance and corporate governance issues;
•	reports to the Board of Directors on the general situation of the Corporate Governance, Ethics and Compliance Program as well as on incidents and complaints on a quarterly basis;
•	proposes to the Board of Directors any changes to the terms of reference of the ethics, compliance and corporate governance committee in order to improve the execution of its objectives and functions;
•	proposes policies and procedures to the Board of Directors for the assessment and self-evaluation of the Board and its members and of the board committees;
•	proposes recommendations to the Board about its composition;
•	defines policies and guidelines with regards to the Group’s related parties;

•	revises the terms of the Code of Ethics and of the Code of Corporate Governance on an yearly basis; and
•	carries out any other acts within its competence, as may be requested by the Board of Directors.

The following table sets forth the members of the ethics, compliance and corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Victoria Premrou	Independent Director
Moira Almar	Compliance Officer, Secretary of the Committee

Nomination and Remuneration Committee

The nominations and remuneration committee is tasked with assisting the Board of Directors in the following: (a) nomination of Directors and members of the senior management and their succession plans, (b) remuneration policy for the Board of Directors, members of the senior management and staff in general and (c) human resources policies, training and evaluation of staff performance (including the incentive and variable remuneration schemes).

The following table sets forth the members of the Nominations and Remuneration Committee.

Name	Position
Eduardo Pablo Braun	Director, Chairman of the Committee
Julio Patricio Supervielle	Chairman of the Board
Hugo Enrique Santiago Basso	Director,
Santiago Batlle	Chief Human Resources Officer, Secretary of the Committee

Disclosure Committee

The disclosure committee is responsible for the following tasks:

•	supervise our system of controls and disclosure procedures to ensure that the information required to be made known to the public (directly or through regulatory bodies) is recorded, processed, summarized and reported accurately and in a timely manner;
•	evaluate the effectiveness of disclosure controls and procedures to determine the need or desirability of making changes to those controls and procedures in relation to the preparation of the next periodic reports;
•	review of any information related to a material fact that must be submitted to the Argentine Securities and Exchange Commission, Buenos Aires Stock Exchange, Mercado Abierto Electrónico S.A., Securities and Exchange Commission, New York Stock Exchange, the Argentine Central Bank, the Superintendency of Insurance, and any other regulatory body with which it interacts and which relates to (i) mandatory reports; (ii) press releases containing financial information, information on significant or material transactions; (iii) publication of relevant facts, (iv) oral communication and written correspondence for dissemination to shareholders and investors; and (v) any other relevant piece of information that should be communicated; and
•	propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Jorge Oscar Ramírez	Director and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Laurence Nicole Mengin de Loyer	Independent Director
Alejandra Naughton	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Gabai	Chief of Legal Affairs and AML
Sergio Vazquez	Internal Audit
Ana Bartesaghi	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee
Mariano Biglia	Head of Accountancy of Banco Supervielle

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

The Bank’s corporate governance model contains most of the recommendations made by the Central Bank and CNV regarding corporate governance. Such model provides guidelines regarding decision-making by our Board of Directors, as well as certain guidelines for the committees reporting to the Board of Directors. This corporate governance model may change in the future in consideration of the recommended guidelines in Communication “A” 5201, approved by the Central Bank on May 9, 2011. Among other things, the guidelines incorporate provisions to the Board of Directors’ regulations, such as:

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

The following table sets forth information about the members of the Bank’s Board of Directors, which is currently comprised of four authorized regular members and one alternate member:

Name	Title	Year of Election to the Board	Date of Expiration of Term (until the shareholders’ meeting that will consider the financial statements as of)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	December 31, 2021	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman of the Board	2011	December 31, 2021	February 13, 1956

Name	Title	Year of Election to the Board	Date of Expiration of Term (until the shareholders’ meeting that will consider the financial statements as of)	Date of Birth
Richard Guy Gluzman	Second Vice-Chairman of the Board	2019	December 31, 2020	July 11, 1953
Hugo Enrique Santiago Basso	Director	2019	December 31, 2020	December 3, 1979
Santiago Batlle	Alternate Director	2017	December 31, 2020	April 16, 1973

Appointed directors Messrs. Julio Patricio Supervielle, Atilio Dell’Oro Maini, Richard Guy Gluzman and alternate director Mr. Santiago Batlle were approved to be members of the Board of Directors as required by Central Bank regulations, whereas the appointment of Mr. Hugo Enrique Santiago Basso is pending authorization, in agreement with Communication “A” 6304 of the Central Bank.

In accordance with Section 11, Chapter III, Title II of the CNV Rules, all directors have the status of non-independent directors.

Mr. Richard Guy Gluzman has the status of independent director pursuant to the Central Bank rules.

Set forth below is a brief biographical description of Richard Guy Gluzman. For biographical descriptions of the rest of the Bank’s directors, see “—Board of Directors.”

Richard Guy Gluzman has a Law degree from Nanterre University in Paris and a master’s degree in Business Administration from the ESSEC University in Paris. From 1978 to 1995, he worked in France holding various managerial positions in several technological companies (Burroughs S.A., Digital Equipment Corporation, Wang S.A. and JBA S.A.). His career in Argentina started in 1995, when he joined Coming S.A. (France Telecom & Perez Companc Group) as General Manager until 1997. From 1997 through 1999, he served as a member of Globalstar S.A.’s Board of Directors. From 1998 through 2000, he was at the helm of Diveo Broadband Networks S.A. as General Manager and then, from 2000 to 2006, he was a Director of Pegasus Capital, a private equity fund. In recent years he served as Director of the boards of directors of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A. and Sofital S.A.F. e I.I.

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall strategic objectives and reports to the CEO. The following tables set forth certain relevant information on the Bank’s current executive officers and its senior management:

Name	Position	Date of Birth	Year of Appointment
Jorge Oscar Ramírez	CEO	June 26, 1961	2019
Emérico Alejandro Stengel	COO and Deputy CEO	December 13, 1956	2019

Senior management that reports to the CEO:

Name	Position	Date of Birth	Year of Appointment
Alejandra Naughton	Chief Finance Officer	September 22, 1962	2012
Sergio Gabai	Chief of Legal Affairs and AML	April 26, 1967	2012
Santiago Batlle	Chief Human Resources Officer	April 16, 1973	2011

Name	Position	Date of Birth	Year of Appointment
Pablo Di Salvo	Chief Credit Officer	June 19, 1964	2017
Hernán Oliver	Head of Treasury and Trading Desk	June 2, 1973	2009
Roberto García Guevara	Head of Capital Markets ans Structuring	August 21, 1964	2018

Senior management that reports to the COO:

Name	Position	Date of Birth	Year of Appointment
Silvio Margaria	Head of Personal and Business Banking	November 12, 1971	2019
Esteban Juan Petracchi	Head of Corporate Banking	April 11, 1970	2019
Germán Magnoni	Head of Products and Communication	September 24, 1969	2012
Sergio Mazzitello	Chief Technology Officer	February 21, 1965	2019
Esteban Nicolás D´Agostino	Head of Operations and Central Services	July 8, 1972	2020
Romina Jacqueline Rubarth	Head of Customer Experience & Business Intelligence	February 10, 1979	2019
Fernando Luis Lavezzo	Head of Processes	February 7, 1976	2019

Senior Management that report to the Board of Directors

Name	Position	Date of Birth	Year of Appointment
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2012
Sergio Gustavo Vázquez	Head of Internal Audit	May 1, 1974	2019
Moira Almar	Regulatory Compliance Officer	December 6, 1968	2017

Set forth below are brief biographical descriptions of the members of the Bank’s senior management.

Hernán Oliver has been the Bank’s Head of Treasury and Trading Desk since May 2009. He holds a degree in Economics from the Universidad Católica Argentina as well as a Master’s degree in Finance from CEMA. In 1996 and 1997, he worked at Bank of America. From 1997 to 2002, he served as Finance Department Senior Trader at Banco General de Negocios. He then worked at Banco Finansur Finance Department until 2004, when he was hired as the Head of the Trading Desk at Banco Banex (at present Banco Supervielle). He has also been appointed as Alternate Director of Mercado Abierto Electrónico, the most important electronic securities and foreign currency trading market in Argentina.

Roberto García Guevara has been the Head of Capital Markets and Structuring since April 2018. He is a public accountant graduated from the University of Buenos Aires. From 1992 to 1995 he worked at Baring Securities Argentina as a sales trader. From July 1995 to June 1998 he served as Head of Argentine Research at Caspian Securities Sociedad de Bolsa. Between July 1998 and November 2002 he worked at Merril Lynch S.A. Sociedad de Bolsa serving as Senior Country Analyst - First Vice President, covering Argentina and Chile, and Vice President of the Board. From 2003 to August 2007 he served as Head of Research of Raymond James Argentina. From September 2007 until 2009 he worked at UBS Pactual as Head of Southern Cone and Andean Equity Strategy & Research. Between 2010 and 2012 he worked at AR Partners (formerly Raymond James Argentina) as Head of Research and then between 2015 and March 2018 as Head of Corporate Finance.

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

Esteban Petracchi has been the Head of Corporate Banking since April 2019. Since 2004 and until April 2019, he had served as the Medium and Large Companies Banking Manager and as Leasing and Payroll Manager. He holds a degree in Business Administration from the Universidad del Salvador and has more than 26 years of experience in renowned financial institutions: Bank of New York, European Bank for Latin America and Societé Générale Argentina, having joined Banco Supervielle in 2003.

Germán Magnoni has been the Bank’s Head of Products and Communication since April 2019. Since 2012 and until April 2019, he served as the Bank’s Head of Corporate Banking. He graduated as a Public Accountant at the Universidad de Morón. He holds a Master’s degree in Business Administration from CEMA. He took part of the Banking Management Program at UTDT and the Advanced Management Program at IAE. He was in charge of the Leasing Department at Banco Supervielle until 2012. At Societé Générale Argentina he led the office of Large Corporations and Fiduciary Business. Before that, he worked for seven years in Corporate Sales at Banco Río (Santander).

Fernando Lavezzo has been the Process and Project Manager since April 2019. He is a Public Accountant graduated from the University of Buenos Aires and completed the Executive Training Program at Austral University Business School. He has more than 24 years of experience in the financial industry. Before joining Banco Supervielle, he led process reengineering projects at Banco Galicia. He joined Banco Supervielle in 2003 in the Organization and Methods area where he led important projects for the retail and wholesale business. He held various positions in the Operations area, managing the Special Projects team from 2015 to 2018.

Jacqueline Rubarth has led the Customer Experience and Business Intelligence team since April 2019. She joined the Bank in January 2013 as Commercial Leader in the Medium and Large Business team and in February 2016 she was appointed Business Intelligence and Business Banking Planning Manager. She has more than 23 years of experience in the financial industry with a trajectory mostly carried out in the commercial line, always with focus in customer service. Before joining Supervielle, she spent 2 years as Corporate Commercial Executive at Banco Galicia and previously 14 years at BBVA, developing in the Corporate Banking and Investment Banking areas. She has a degree in Capital Markets from the Universidad del Salvador and attended the Management Development Program at Austral Business School.

Fernando Lavezzo has been the Process and Project Manager since April 2019. He is a Public Accountant graduated from the University of Buenos Aires and completed the Executive Training Program at Austral University Business School. He has more than 24 years of experience in the financial industry. Before joining Banco Supervielle, he led process reengineering projects at Banco Galicia. He joined Banco Supervielle in 2003 in the Organization and Methods area where he led important projects for the retail and wholesale business. He held various positions in the Operations area, managing the Special Projects team from 2015 to 2018.

For the biography of Mr. Jorge Oscar Ramirez and Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

For the biographies of Ms. Alejandra Naughton, Mr. Sergio Gabai, Mr. Pablo Di Salvo, Mr. Santiago Enrique Batlle, Mr. Javier Conigliaro, Mr. Sergio Gustavo Vázquez, Ms. Moira Almar, Mr. Esteban Nicolás D’Agostino and Mr. Sergio Mazzitello, see “—Officers.”

Committees Reporting to Banco Supervielle S.A.’s Board of Directors

In accordance with Central Bank regulations, the Bank has several Board committees: the Audit Committee (Communication “A” 2525), the Information Technology Committee (Communication “A” 4609) and the Committee on Control and Prevention of Money Laundering and Financing of Terrorism (Communications “A” 4363 and “A” 4459). In addition, the Bank also has a Risk Management Committee. Each of the Bank’s Board committees has its own internal charter. Each committee must report to the Board on a periodical basis and submit an annual report.

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

The following table sets forth the members of the audit committee:

Name	Position
Richard Guy Gluzman	Director, Chairman of the Committee
Julio Patricio Supervielle	Chairman of the Board
Sergio Vazquez	Internal Audit, Secretary of the Committee

Banco Supervielle S.A.’s Information Technology Committee

The information technology committee is formed by at least one Director appointed by the Board of Directors, the Chief Technology Officer, the CEO, the COO, the CRO, the Head of Technology Infrastructure, the Head of Innovation and Channel Development, the Head of Central Systems, the Head of Information Security and the Head of IT Governance.

The information technology committee is responsible, among other things, for the following activities: (i) controlling the adequate operation of the information technology environment; (ii) contributing to the effectiveness of the information technology environment; (iii) considering the information technology and information security plans and submitting them for the approval of the Board of Directors; (iv) taking notice of the information technology and systems plans and reviewing them; (v) periodically evaluating such plan and the level of compliance with it; (vi) reviewing audit reports related to information technology and the relevant action plans to overcome any issues or weaknesses arisen from them; (vii) maintaining an adequate dialogue with the external auditing division of the Superintendency; (viii) taking knowledge and comply with of all applicable regulation of the Central Bank and other regulatory bodies; (ix) taking knowledge and approving the resources for the management of the systems contingency plan; (x) taking knowledge of the new projects within the committee’s competence and managing the priorities of each of them; (xi) taking knowledge of deviations in relation to the projects assigned to the Information Technology and Information Security teams; (xii) overseeing the financial budget of Information Technology; and (xiii) approving policies, standards, and any procedure related to Information Technology.

The following table sets forth the members of the Information Technology Committee.

Name	Position
Richard Guy Gluzman	Director, Chairman of the Committee
Sergio Mazzitello	Chief Technology Officer, member and Secretary of the Committee
Jorge Ramírez	CEO
Alejandro Stengel	COO and Deputy CEO
Javier Conigliaro	CRO
Esteban Lus Bietti	Head of Technology Infrastructure
Marcelo Talamona	Head of Innovation and Channel Development
Eduardo Peralta	Head of Central Systems
Diego Esteve	Head of Information Security
Federico Cassucelli	Head of IT Governance

Banco Supervielle S.A.’s Committee on the Control and Prevention of Money Laundering and Financing of Terrorism

The committee on the control and prevention of money laundering and financing of terrorism is formed by at least two directors (one of whom will chair the committee and will act as Corporate Compliance Officer with the Financial Intelligence Unit and another that will act as Alternate Compliance Officer with the Financial Intelligence Unit) and the Head of AML, who will act as Secretary. The Board of Directors appoints the members of the control and prevention of money laundering and financing of terrorism committee for a minimum term of two years and a maximum of three years.

The committee on the control and prevention of money laundering and financing of terrorism has to: (i) consider the Bank’s general strategies and policies in the area of money laundering prevention designed by the Senior Management and submit them for Board of Directors’ approval; (ii) approve the internal procedures necessary to ensure effectiveness and compliance with the regulations and policies in force, promote their implementation and control their performance; (iii) take knowledge of the amendment to applicable regulations and ensure that the updates of internal policies and procedures manuals are timely carried out; (iv) ensure the adoption of a formal and permanent and up-to-date training program for the personnel; (v) have an understanding in the consideration and survey of the best market practices related to the prevention of money laundering and financing of terrorism and promote their application in the Bank; (vi) analyze the reports of unusual operations raised by the AML Department or any other Bank officer and, subject to legal advise, arrange for their report with the relevant authorities; (vii) take knowledge of and promote compliance with the corrective measures that have arisen as a result of the external and internal audit reports related to the prevention of money laundering and terrorism financing; (viii) appoint the Head of Prevention of Money Laundering and Terrorism Financing with the concurrence of the Board of Directors; (ix) inform the control authorities about the removal or resignation of the Corporate Compliance Officer before the FIU within 15 business days of the occurrence, stating the relevant causes of such removal or resignation; (x) coordinate with Internal Audit for the periodic implementation of external audits carried out by recognized firms specialized in the field; (xi) ensure due compliance with the reporting duties to the competent authorities; and (xii) carry out all those functions as may be established by the Central Bank and the FIU from time to time..

The following table sets forth the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Richard Guy Gluzman	Director
Juan Cuccia	Member – Head of AML – Secretary

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

The following table sets forth the members of the Risk Management Committee:

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Richard Guy Gluzman	Director
Jorge Ramírez	CEO
Emérico Alejandro Stengel	Deputy CEO and COO
Pablo Di Salvo	Chief Credit Officer, Member
Alejandra Naughton	CFO, Member
Hernán Oliver	Head of Finance, Member
Javier Conigliaro	CRO, Member – Secretary
Sabrina Roiter	Head of Credit Risk and Stress Tests, Member
Fernando Bodasiuk	Head of Financial Risks, Member

Banco Supervielle S.A.’s Credit Committee

The Bank’s credit committee is formed by two directors and the Bank’s CEO, Chief Credit Officer, the Head of Corporate Banking and certain Corporate Banking Officers. The Chairman of the Risk Committee of Grupo Supervielle is a permanent invitee to their meetings.

Banco Supervielle S.A.’s other management committees

The Bank has other management committees, such as the Assets and Liabilities Committee and the Operational and Reputational Risk Committee.

Management of Our Other Subsidiaries

The senior management of our other subsidiaries is in charge of the implementation and execution of those subsidiaries’ overall short-term and strategic objectives and reports to the respective CEOs of those companies. The CEO of CCF, Tarjeta, Espacio Cordial and Mila is Juan Martin Monteverdi, the CEO of SAM is Guillermo Guichandut, the CEO of Supervielle Seguros is Diego Squartini, the CEO of InvertirOnline is José Vignoli, and the CEO of Bolsillo Digital is Hernán Villegas.

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

Hernán Villegas is Chief Executive Officer of Bolsillo Digital SAU since December 2019. He joined Banco Supervielle in December 2014 as Marketing Manager and in January 2017 he was appointed Head of Payroll Sales & Sales Alliances, leading the main customer acquisition channel of retail banking. In 2019, as Tribe Product Owner of our Digital Transformation Program, he led several Agile teams to develop digital onboarding for retail banking. He holds a degree in Economics from the University of Buenos Aires, a Master degree in Business Administration from St. Andrew´s Business School and has more than 15 years of experience in banking and consulting industries.

Employees

We had 5,019 employees as of December 31, 2019, 5,253 employees as of December 31, 2018, and 5,236 employees as of December 31, 2017.

At the holding company we had 9 employees as of December 31, 2019, 12 employees as of December 31, 2018, and 10 employees at December 31, 2017. As of December 31, 2019, 2018 and 2017 the Bank had 3,813, 3,936 and 3,751 employees, respectively. As of December 31, 2019, 70.6% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2019, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

As of December 31, 2019, 2018 and 2017, CCF had 446, 346 and 501 employees, respectively. At December 31, 2019, 42.7% of CCF’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio), which regulates labor contracts of non-banking, financial institutions. The remaining 52.3% of employees, all managers and some senior analysts, were covered only by general contractual labor laws. In addition, as of December 31, 2019, none of CCF’s employees were members of the Commerce Employees Union (Sindicato de Empleados de Comercio).

As of December 31, 2019, 2018 and 2017, Tarjeta had 396, 538 and 739 employees, respectively. As of December 31, 2019, 95% of Tarjeta’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 5.0% of employees, all managers and some senior analysts, were covered by general contractual labor laws.

As of December 31, 2019, 2018 and 2017, Espacio Cordial had 119, 125 and 132 employees, respectively. As of December 31, 2019, 100% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, as of December 31, 2019, 77% of Espacio Cordial’s employees were union members.

As of December 31, 2019, MILA had 32 employees. As of December 31, 2019, 56% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 44% of employees were covered by general contractual labor laws.

As of December 31, 2019, 2018 and 2017, SAM had 12 employees. Employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

As of December 31, 2019, Supervielle Seguros had 122 employees. As of December 31, 2019, 10% of its employees were union members from the Sindicato del Seguro de la República Argentina. At December 31, 2019, 100% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros.

As of December 31, 2019, InvertirOnline S.A.U. and Invertironline.com Argentina S.A.U. had 55 and 15 employees, respectively. As of December 31, 2019, 29.7% of InvertirOnline S.A.U. employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Invertironline.com are not unionized and are covered only by general contractual labor laws.

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

Item 7	Shareholders and Related Party Transactions
Item 7.A	Major Shareholders

As of April 28, 2020, we had 456,722,322 outstanding shares of common stock, consisting of 61,738,188 Class A shares and 394,984,134 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of April 28, 2020, we had approximately 13,600 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of April 28, 2020. We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote		Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Julio Patricio Supervielle	61,738,188	98,684,713	(*)	160,422,901	35.124822%	407,375,653	57.89258%
Other	—	296,299,421		296,299,421	64.875178%	296,299,421	42.10742%
Total:	61,738,188	394,984,134		456,722,322	100.00%	703,675,074	100.000%

(*)	Includes: (i) 124,713 Class B shares of common stock of the Company, par value Pesos 1.00 per share, (ii) 98,560,000 Class B shares represented by 19,712,000 ADSs.

As of April 16, 2020, we have identified 34 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and no record holders of our Class B shares in the United States. The record holders of our ADSs located in the United States, in the aggregate, held, as of April 28, 2020 approximately 6.4 million of our ADSs, representing approximately 10.3% of our ADSs and 8.2% of our Class B shares.

Share Ownership of Banco Supervielle S.A.

As of April 28, 2020, the Bank had 829,863,871 outstanding shares of common stock, consisting of 930,371 Class A shares and 828,633,500 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 28, 2020:

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote	Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Grupo Supervielle S.A.	830,698	804,702,309	805,533,007	97.103%	808,855,799	97,068%
Sofital S.A.F.e.I.I.(1)	49,667	23,131,588	23,181,255	2.7944%	23,379,923	2.806%
Other Shareholders	50,006	799,603	849,609	0.1024%	1,049,633	0.126%
Total:	930,371	828,633,500	829,563,871	100%	833,285,355	100%

(1)	Sofital is a corporation organized under the laws of Argentina of which Grupo Supervielle owns 96.8% and Espacio Cordial owns 3.2%.
Item 7.B	Related Party Transactions

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

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2019 and 2018.

	Grupo Supervielle S.A.
	Year ended December 31, 2019	Year ended December 31, 2018
	(in thousands of Pesos, plus VAT)	(in thousands of Pesos, plus VAT)
Bank	93,716	110,515
Tarjeta	297	357
SAM	1,008	1,181
Sofital	104	114
CCF	9,237	10,901
Espacio Cordial	518	604
Total	104,880	123,672

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us. We pay the Bank Ps.32.000 (plus 21% VAT) per month for such services. In addition, we pay the Bank Ps.8.000 (plus 21% VAT) per month for institutional services. The Bank’s services include, among others: accounting records of daily transactions and closing entries, preparation of financial statements, management of accounting records, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement is renewed automatically and it is in force as of the date of this annual report.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial and CCF granting them licenses to use certain of our trademarks (including our trademarks for “Cordial”, “Carta App” and “Tienda Supervielle”. We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. Pursuant to these agreements, we received fees from these companies in 2019 in a total amount of Ps.835.4 thousands.

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

	As of December 31,
	2019	2018
	(in thousands of Pesos, except number of recipients)
Aggregate total financial exposure	963,016	1,204,789
Number of recipient related parties	70	75
(a) individuals	63	68
(b) companies	7	7
Average total financial exposure	17,331	21,378
Single largest exposure	823,172	1,131,380

Item 7.C	Interests of Experts and Counsel

Not applicable.

Item 8	Financial Information
Item 8.A	Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 included in this annual report.

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

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. Exchange controls currently in place impair the conversion of dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad, therefore restricting the ability of foreign shareholders holders of ADSs to receive dividends in U.S. dollars abroad. In particular, with respect to the proceeds of any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to prior Central Bank approval (as described below), although access to the MLC to pay dividends to non-resident shareholders may be granted, subject to certain conditions. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”. The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars: if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of the ADSs in U.S. dollars. If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. See “Item 10.D Exchange Controls” and “Item 3.D Risk Factors.”

The general shareholders’s meeting held on April 28, 2020 determined the creation of voluntary reserves under the terms of Section 70 of the AGCL in the amount of Ps. 426 million for the future distribution of dividends. Our Board of Directors has be granted the discretion to determine the timing, amount, and other terms and conditions of the payment of dividends according to the scope of the delegation made by the general shareholders’ meeting. For more information on current exchange controls applicable to the payment of dividends, see “Item 3.D. —Risk Factors— Risks Relating to Our Class B Shares and the ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B shares underlying the ADSs.”

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

On January 31, 2020, the Central Bank issued Communication “A” 6886, pursuant to which financial entities must obtain prior approval of the Central Bank in order to distribute dividends. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

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

In 2019 and 2018, we received the following dividend payments in cash from our subsidiaries: (i) Ps.220,8 million in 2019 and Ps.222.4 million in 2018 from SAM, (ii) Ps.214,9 million in 2019 and Ps.42.8 million in 2018 from Espacio Cordial, (iii) Ps.465,6 million in 2019 and Ps.149.8 million in 2018 from Supervielle Seguros, (iv) Ps.33,5 million in 2019 and Ps.39.4 million in 2018 from Sofital, and (v) Ps.65,2 million in 2019 from InvertirOnline. We did not receive dividend payments from the Bank or our other subsidiaries during 2019 and 2018.

As described in Note 25 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Grupo Supervielle paid dividends to its shareholders for 2018 and 2017, totaling approximately Ps.466.1 million and Ps.505.1 million, respectively.

Our shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

As of December 31, 2019 (In millions of Pesos)
Capital Stock	456.7
Paid in Capital	8,997.3
Legal Reserve	91.3
Other Reserves	6,708.8
Retained earnings	4,257.9
Other Comprehensive Income	1,167.9
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	21,680.0

Item 8.B	Significant Changes

In addition to the information set forth in this section, additional information on significant changes can be found in “Item 3. Key Information— D. Risk Factors.” and in “Item 5.—A. Operating Results.”

The Ongoing COVID-19 Pandemic

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are disrupting economic activity. The ongoing COVID-19 pandemic has significantly increased economic uncertainty and is likely to cause a global recession.

For more information, see “Item 3. Key Information—D. Risk Factors.—Risk Factors—Risks Relating to Argentina—The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on the Group” and “Item 5. A. —Operating Results—The Ongoing COVID-19 Pandemic.”

Argentina’s Sovereign Debt Restructuring

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness. As of the date of this annual report, there is uncertainty as to whether the Argentine government will be able to successfully carry out the Exchange and restructure its foreign financial indebtedness, or negotiate a new program with the IMF. For more information, see “Item 3. Key Information— D. Risk Factors.— Risk Factors–Risks Relating to Argentina–The Argentine government’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, which may negatively impact our financial condition or cash flows.” and “Item 5.A.—Operating Results.—The Argentine Economy and Financial System—Argentina’s Sovereign Debt Restructuring”.

Item 9	The Offer and Listing
Item 9.A	Offer and Listing Details

The information set forth in Exhibit 2(d), “Description of Securities Registered under Section 12(b) of the Exchange Act” is incorporated herein by reference.

Item 9.B	Plan of Distribution

Not applicable.

Item 9.C	Markets

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

Item 9.D	Selling Shareholders

Not applicable.

Item 9.E	Dilution

Not applicable.

Item 9.F	Expenses of the Issue

Not applicable.

Item 10	Additional Information
Item 10.A	Share Capital

Not applicable.

Item 10.B	Memorandum and Articles of Association

The information set forth in Exhibit 2(d), “Description of Securities Registered under Section 12(b) of the Exchange Act” is incorporated herein by reference.

Item 10.C	Material Contracts

No material contracts outside the ordinary course of business have been entered into during the last 2 years.

Item 10.D	Exchange Controls

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations. After some years in which the Peso was freely convertible into U.S. Dollars, on December 3, 2001, in the midst of the crisis, the Argentine government imposed a number of monetary and currency exchange control measures through Decree No. 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade.

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) the MLC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank (please see below for a summary of the main regulations). The public emergency term was renewed until its final expiration on January 6, 2018, formally ending Argentina’s state of general emergency.

After a brief period in which the national government established a provisional dual exchange system under the Public Emergency Law, the peso has fluctuated freely against other currencies since February 2002, although the Central Bank had the power to intervene in the exchange market buying and selling currencies, a practice that they carry out regularly. In recent years and particularly since 2011, the Argentine government increased control of the exchange rate and the transfer of funds to and from Argentina.

Due to the strict exchange controls introduced by the government during the 2011, especially those which limited the access of private entities and individuals to foreign currencies (among them, the need to obtain an authorization from the AFIP to access to the foreign exchange market), the implicit exchange rate, as reflected in the quotes of Argentine securities traded in foreign markets, compared to their respective quotes in the local market, increased significantly with respect to the official exchange rate. As of December 2015, most of the exchange restrictions that were in force were gradually lifted and, finally, on August 8, 2016, the Central Bank issued Communication “A” 6037 through which most restrictions to access the MLC were eliminated. As a result of the elimination of the limit on the amount for the purchase of foreign currency without specific purposeor need for prior authorization, the significant disparity that existed between the official exchange rate and the implicit exchange rate derived from transactions with securities was significantly reduced.

Furthermore, on May 19, 2017, the Central Bank issued Communication “A” 6244, effective as of July 1, 2017, which structurally modified the exchange regulations in force, establishing a new foreign exchange regime that significantly eased the access to the MLC. This regime was in force until September 1, 2019.

On September 1, 2019, after the market disruptions caused by the results of the PASO elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Pesos through the MLC; and (ii) authorized the Central Bank to (a) regulate access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Central Bank’s communications, including without limitation Communications “A” 6862, 6869, 6882 and 6915 (jointly, the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle in Pesos through the MLC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the MLC, in accordance with article 2.6, exporters are authorized to avoid the settlement in Pesos to the extent that: (a) the funds are credited in foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable terms; (c) the funds are simultaneously applied to the making of payments for which the regulations grant access to the MLC, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the MLC, up to the amount of the insured exported goods.

Moreover, through section 8 of the FX Regulations, the Central Bank reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and peso settlement obligations imposed by the new FX Regulations.

Finally, the FX Regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MLC, provided that the relevant transactions were entered into through public deeds or public registries; (v) financings granted by local financial entities to foreign importers; and (vi) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to Central Bank approval.

Obligation to repatriate and settle in Pesos the proceeds from exports of services

Article 2.2 of the FX Regulations imposes to exporters the obligation to repatriate, and settle in the MLC, the proceeds from exports of services within 5 business days following payment thereof.

Sale of non-financial non-produced assets

Pursuant to article 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the MLC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Article 2.4 of the FX Regulations have reinstated the requirement to repatriate, and settle in Pesos through the MLC, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the MLC to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the MLC. The reporting of the debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay debt service.

Subject to compliance with the aforementioned obligations, access to the MLC is granted for the repayment of debt services at maturity or up to 3 business days in advance. In addition, as set forth by article 3.5 of the FX Regulations, access to the MLC for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is simultaneous with the conversion of the new indebtedness to Pesos; (ii) the new indebtedness has a higher average life than the outstanding of the current debt being prepaid; and (iii) the first principal payment under the new indebtedness is (a) at a later date and (b) for an amount not greater than, the scheduled principal payment under the existing debt being prepaid.

Moreover, article 3.11 of the FX Regulations authorizes (1) local borrowers under (A) foreign financial indebtedness with non-related creditors and (B) foreign indebtedness to finance the import of goods granted by foreign financial entities or official credit agencies, and (2) Argentine security trusts created to guarantee indebtedness detailed in (1)(A) and (1)(B) above, to access the MLC to purchase foreign currency to constitute the guarantees for the amounts required under the relevant loan agreements, subject to compliance with the following conditions: (a) the relevant indebtedness grants the relevant borrower access to the MLC for repayment and the agreements provide for debt service guarantee accounts; (b) the funds are transferred to accounts opened in local financial entities; credit into offshore accounts shall only be admitted if that is the only alternative set forth under the financing documents provided that such financing documents were entered into before August 31, 2019; (c) the amount accumulated in guarantee accounts does not exceed the amount of the next debt service payment; (d) the daily purchases do not exceed 20% of the maximum amount mentioned in (c); and (e) the bank must review the financing documents and confirm that the aforementioned conditions are met. Any funds not applied to cancel debt services must be settled through in Pesos in the MLC within 5 business days from the corresponding debt service payment date.

Additionally, article 3.3 of the FX Regulations states that the Central Bank’s prior approval will be required to access the MLC for the repayment of debts for imports of goods and services.

Duly registered securities that are denominated and payable in foreign currency in Argentina

In accordance with article 2.5 of the FX Regulations issued by the Central Bank, resident debt issuers are granted access to the MLC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MLC. However, the settlement of the proceeds from the issuance shall not be required for the future access to the MLC for repayment of domestic issuances as provided in (ii) above, provided that certain conditions are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MLC, and the mechanism is tax neutral, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with article 3.6 of the FX Regulations, access to the MLC for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is subject to prior approval from the Central Bank. With regard to existing transactions as of such date, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Access to the foreign exchange market by security trusts for principal and interest payments.

Pursuant to article 3.7 of the FX Regulations, Argentine security trusts created to guarantee principal and interest payments by resident debtors may access the MLC in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MLC to make such payments directly. Also, subject to certain conditions, a trustee may access the MLC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the MLC for the payment of import of goods in accordance with article 10.1 of the FX Regulations. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Also, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof.

Pursuant to the FX Regulations, the local importer must appoint a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Prior authorization by the Central Bank is required for access to the MLC for due or overdue payments for imports of goods with related companies abroad when it exceeds the equivalent of U$S 2 million per month per resident customer, as stated by article 10.3.2.5 of the FX Regulations.

All outstanding debts as of August 31, 2019, either those due prior to such date or those that did not have a stipulated expiration date, are considered to be overdue or due.

Payment of services provided by non-residents

Pursuant to article 3.2 of the FX Regulations, residents may access the MLC for payment of services provided by non-residents (except affiliates), as long as it is verified that the operation has been declared, if applicable, in the last presentation of the External Assets and Liabilities Reporting.

Access to the MLC for the prepayment of debts for services requires prior authorization by the Central Bank.

Repayment of principal and interest of imports of goods and services

Access to the foreign exchange market for the repayment of principal and interest of imports of goods and services is granted provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Access to the MLC for the prepayment of debts for imports of goods and services shall require prior authorization by the Central Bank.

Payment of dividends and corporate profits

In accordance with article 3.4 of the FX Regulations, access is granted to the MLC to pay dividends to non-resident shareholders, subject to the following conditions:

•	Maximum amounts: The total amount of transfers made through the MLC for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the MLC as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.
•	Minimum Period: Access to the MLC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.
•	Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MLC for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with.

Access to the MLC by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Article 3.10 of the FX Regulations sets forth that access to the MLC for the build-up of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the Central Bank.

Derivatives transactions

Article 4.4 of the FX Regulations requires that derivatives transactions, including payment of premiums, constitution of collateral and settlement of futures, forwards, options and other derivatives, shall, as of September 11, 2019, be made in local currency (i.e.., Pesos).

Likewise, access to the MLC is granted for the payment of premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the MLC must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settle the funds that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, in Pesos within the following five (5) business days.

Other Specific Provisions

Access to the MLC for savings or investments purposes of individuals

Pursuant to article 3.8 of the FX Regulations, Argentine residents may access the MLC for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to U$S 200 (through debits to local bank accounts) or U$S 100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.

In all cases, the person shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following five (5) business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

Access to the MLC by non-residents

In accordance with article 3.12 the FX Regulations, prior approval by the Central Bank will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, and purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation.

Exchanges and arbitrage

Pursuant to article 4.2 of the Argentine FX Restrictions, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) when such operation is not subject to the settlement obligation in the MLC; (ii) when an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad, (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for capital services and income from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that such funds are debited from an account in foreign currency of the client in a local entity, and (v) operations that, if structured as separate transactions, may be carried out without the need to obtain prior Central Bank approval.

Securities related operations

As per article 4.5 of the FX Regulations, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency. In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days.

Moreover, when a mere transfer of foreign currency deposited in a local account of a resident individual to a foreign account of the same individual is done, a sworn statement must be submitted expressing that there has not been any sale of securities with local settlement in foreign currency within the last 5 business days.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the FX Regulations is subject to Law No. 19,359 of Foreign Exchange Criminal Regime.

Notwithstanding the above mentioned measures adopted by the current administration, the Central Bank and the federal government in the future may impose additional exchange controls that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

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

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date. Any such change could apply retroactively and could affect the continued validity of this summary. On December 29, 2017, Law 27,430 was published in the Official Gazette introducing a material tax reform (the “Tax Reform Law”), which introduced several modifications to the former tax regime. The Tax Reform Law has been regulated by the General Resolution (AFIP) No. 4227/2018 (published in the Official Gazette on April 12th 2018), regulating, among others, the income tax applicable to income derived from financial transactions, obtained by Foreign Beneficiaries (as defined below). Decree No.1170/2018 (published in the Official Gazette on December 27th, 2018) has regulated certain amendments introduced by the Tax Reform Law. Also, on December 6, 2019, Decree No.824/2019 was published in the Official Gazette, which approved a new restated text of the Income Tax Law. On December 9, 2019, Decree No.862/2019 was published in the Official Gazette, which approves a new ordered text of the regulatory decree of the Income Tax Law, with certain modifications. It is important to point out that on December 23, 2019, Law No. 27,541 was published in the Official Gazette, which also introduces several modifications to the Argentine tax regime, such as the income tax applicable to income obtained by Argentine resident individuals and undivided estates located in Argentina derived from financial operations, among other aspects. Law No. 27,541 has been regulated by the Decree No.99/2019 (published in the Official Gazette on December 28, 2019), General Resolution (AFIP) No.4659/2020 (published in the Official Gazette on January 7, 2020) and General Resolution (AFIP) No.4664/2020 (published in the Official Gazette on January 15, 2020).

This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. In this regard, it is important to highlight that, notwithstanding the issuance of the Decree No.99/2019, General Resolution (AFIP) No.4659/2020 and General Resolution (AFIP) No. 4664/2020, it is expected that more regulations and explanations be issued shortly, since to date it is not possible to determine how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs as it relates to their particular situation.

Income Tax

Taxation on dividends

According to the amendments introduced to the Income Tax Law by virtue of the Tax Reform Law, and Law N° 27,541, as of fiscal year 2018, the taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)	Dividends originated in profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2020: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). Note that according to Section 48 of Law N° 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 7% rate would also apply for dividend distributions involving profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2020. However, if dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii)	Dividends originated in profits obtained during fiscal years initiated after January 1, 2021 onward: dividends on Argentine shares paid to Argentine individuals and non-Argentine residents would be subject to a 13% income tax withholding on the amount of such dividends. Please note that according to Section 48 of Law N° 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 13% rate would apply for dividend distributions involving profits obtained during fiscal years initiated after January 1, 2021. In the case of non-Argentine residents, such 13% rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be. However, if dividends are distributed to Argentine entities, no Dividend Tax should apply. Equalization Tax is not applicable.
(iii)	Dividends originated in profits obtained during tax periods before those contemplated above: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax (as defined below).

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

For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

The Income Tax Law provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains tax

According to Income Tax Law regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020 and at the rate of 25% for tax periods initiated after January 1, 2021 and onwards. Note that, according to Section 48 of Law N° 27,541, the reduction of the corporate rate provided for in the Tax Reform Law was suspended until tax periods commencing after January 1, 2021, inclusive. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law N° 27,541, provides that as from tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without provisions of Section 109 of the Income Tax Law being applicable. Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal states or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income (calculated in Pesos). Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in points (i), (ii) and (iii) of the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are met. Pursuant to recent amendments introduced by Law N° 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved are listed on stock exchanges or securities markets authorized by the CNV (although this is not very clear in the law and further clarifications should be issued). Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions” (as defined below).

In addition, the Tax Reform Law stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains derived from the sales of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable and the relevant Foreign Beneficiary is a cooperative jurisdiction resident and its funds were channeled through cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP 4227/2018, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. General Resolution (AFIP) N°4227/2018 provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law (i.e., when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or through an Argentine individual resident with sufficient mandate or by the foreign seller’s legal representative domiciled in Argentina.

As a result of the recent enactment of Law N° 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland , the UK and the United Arab Emirates. The treaties signed with China, Luxembourg, Qatar, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

For tax period 2019 onwards, Argentine entities like us have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares as of December 31 of each year. Recently enacted Law N° 27,541 changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Section 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence”. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

It is unclear if non-Argentine resident parties are subject to personal assets tax on ADSs. Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law N° 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax, or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (AFIP-DGI) in accordance with AFIP’s General Resolution No.3900/2016.

Pursuant to Law No. 27,432 (published in the Official Gazette on December 29, 2017), the TDC shall apply until December 31, 2022, inclusive. Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income was eliminated for tax periods beginning as of January 1, 2019.

PAIS Tax (“Impuesto para una Argentina inclusiva y solidaria”)

Law N° 27,541 establishes, on an emergency basis and for the term of five fiscal periods from the entry into force of said law (i.e. December 23, 2019), a federal tax applicable to certain transactions for the purchase of foreign currency for saving purposes or without a specific destination and other operations of currency exchange and acquisition of services performed by Argentine tax residents (individuals, undivided estates, legal entities, among others). This tax rate oscillates between 8% and 30%, depending on the operation.

Investors should consider the provisions that apply to them according to their specific case.

Gross turnover tax

This tax is a local tax levied on gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

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

In accordance with the stipulations of the Fiscal Consensus entered into by and amongst the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires on November 16, 2017 and approved by the Argentine Congress on December 21, 2017 (the “Fiscal Consensus” and/or the “Consensus”), local jurisdictions took on certain commitments in connection with certain taxes that are within their area of competence. The Consensus shall be effective only in connection with the jurisdictions that have their legislative branches approve the Consensus and such effectiveness shall not commence if such approval has not been granted. When it comes to the impact of the Consensus on gross turnover tax, the Argentine provinces and the City of Buenos Aires agreed to grant exemptions and impose maximum tax rates on certain businesses and for certain periods.

However, it is important to point out that on December 17, 2019, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed an agreement to suspend the Fiscal Consensus. This agreement shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1, 2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant to Law No 27,469 (the “Fiscal Consensus 2018”) which was published in the Official Gazette on December 4, 2018. Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, on December 17, 2019, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed an agreement to suspend the Fiscal Consensus and the Fiscal Consensus 2018.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2020, any gratuitous transfer of property lower than or equal to Ps.322,800 is exempt. This amount is increased to Ps.1,344,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

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

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Tax Reform Law, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.

As defined under Section 19 of the Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch shall publish a list of the non-cooperative jurisdictions based on the criteria above. Such list has been recently established by Section 24 of the regulatory decree of the Income Tax Law. Furthermore, such Section establishes that AFIP shall inform the Ministry of Economy about any development that justifies a modification in the referred list.

In turn, low or nil tax jurisdictions are defined as those countries, territories, associated states or special tax regimes that foresee a maximum corporate tax rate below 15%. Pursuant to Section 25 of the regulatory decree of the Income Tax Law, the 15% threshold rate should be assessed considering the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

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

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or at held for the production of passive income.

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

Item 10.I	Subsidiary Information

Not applicable.

Item 11	Quantitative and Qualitative Disclosures about Market Risk

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

The Risk Management Committee uses a risk map to explain, in detail, the trades that the trading desk is authorized to close. The risk map also describes the maximum amounts for the position in certain products, the maximum amount of losses accepted (“stop loss”) and the maximum expected loss (given a confidence interval) over a specific time period if the portfolio were held unchanged over that period (VaR limit). It is structured in a manner that establishes different investment amounts tied to our organizational chart, where the Treasury Manager has the highest authorized amount. Complementarily, the Credit Committee establishes the credit risk limits with all financial counterparties. Our Financial Risk Department conducts a daily control over compliance with the limits established in the risk map. In the event that an exception is needed, the trading desk must apply for authorization from the CEO while maintaining the Asset and Liability Committee and the Risk Management Committee informed of all developments. In addition, the Risk Management Committee authorizes risk levels in terms of interest rate, foreign exchange rate, inflation and term imbalance risks. The Assets and Liabilities Committee is responsible for monitoring compliance with our market risk policies every two weeks.

In the course of its monthly meetings, our Board of Directors is advised of the full range of resolutions adopted by the Assets and Liabilities Committee, including: liquidity risk, market risk, foreign currency risk and interest rate risk management.

We evaluate, upgrade and improve market risk measurements and controls on a daily basis. In order to measure significant market risks on the trading portfolio, we use the value at risk methodology, or “VaR”, in our internal models. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of its portfolios, including interest rates, foreign exchange rates, securities prices, volatility and any correlation among them. VaR is an estimation of potential losses that could arise from reasonably likely adverse changes in market conditions. It expresses the maximum amount of loss expected (given a confidence interval) over a specified time period, or “time horizon,” if that portfolio were held unchanged over that time period.

All VaR models, while forward looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaR models is therefore continuously monitored. As calculated, for the trading book VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a ten-day time horizon at a one tailed 99% confidence interval. We assume a ten-day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison. Additional information on our risk management is set forth in Note 27 to our audited consolidated financial statements.

The following table shows the Basel Standardized Approach for market risk capital requirement for our combined trading portfolios in 2019, 2018 and 2017 (in thousands of Pesos):

	2019	2018	2017
Minimum	204,534	499,968	33,561
Maximum	567,926	206,802	128,835
Average	392,601	323,948	72,739
As of December 31,	251,739	301,724	81,986

In order to take advantage of good trading opportunities, we have sometimes increased risk; however, during periods of uncertainty, we have also reduced it.

Interest Rate Risk

Central Bank Communication “A” 6397 amended the way in which the Central Bank evaluates capital needs related to interest rate risk exposure, by the way adapting its methodology to international best practices. Even though Interest Rate Risk is not part of Tier I capital requirements in a direct way, this could be the case whenever the bank reaches the status of “outlier bank”. The “outlier bank” test compares the bank’s ρEVE with 15% of its Tier 1 capital, under a set of prescribed interest rate shock scenarios. Tier I capital requirements will increase by the excess of the bank’s ρEVE over 15% of its Tier 1 capital. Therefore, the Superintendency of Financial Institutions continues to review such risk and determines if there is a need for additional regulatory capital in case a predetermined threshold is surpassed or it finds clear evidence of an inappropriate management of this type of risk. Additionally, the Central Bank establishes the need to measure interest rate risk considering two dimensions: a) the impact of interest rate fluctuations over the underlying value of a bank’s assets, liabilities and off-balance sheet items and hence its economic value and b) the impact over the net interest income. In order to tackle the first dimension, the Central Bank established a Standardized Framework considering the impact of six different shock scenarios over the bank’s ρEVE. To assess the impact over the net interest income, the bank has to make use of its internal measurement systems (SIM). See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Limitations.”

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

Interest Rate Risk Management Model – Standardized Framework

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

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-VaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. In the case of CCF, capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of CCF. The following chart shows the Bank’s interest rate risk figures under the Standardized Framework described above for 2019 and 2018 (in thousands of Pesos):

	2019	2018	2017
Minimum	280,480	838,607	403,872
Maximum	645,513	645,962	591,639
Average	442,154	742,285	495,991
As of December 31,	407,981	645,962	591,639

The Bank and CCF’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities.

The following tables show the Bank and CCF’s consolidated exposure to a positive interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2019
	0-1 Year	1-5 Years	Over 5 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	10,622,557	—	—	10,622,557
Loans to the non-financial public sector (2)	27,472	—	—	27,472
Loans to the private and financial sector (2)	50,289,101	8,740,673	2,059,004	61,088,778
Receivables from financial leases	677,092	697,199	24,814	1,399,105
Other assets	—	—	24,202,616	24,202,616
Total interest-earning assets	61,616,222	9,437,872	26,286,434	97,340,528
Interest-bearing liabilities
Savings	15,879,762	—	22,863,414	38,743,176
Time deposits	26,351,433	3,330	—	26,354,763
Non subordinated notes	5,701,748	—	—	5,701,748
Liabilities with financial institutions	6,810,934	657,298	53,640	7,521,872
Other liabilities	—	—	5,243,442	5,243,442
Total interest-bearing liabilities	54,743,877	660,628	28,160,496	83,565,001
Asset/liability gap	6,872,346	8,777,243	-1,874,062	13,775,527
Cumulative asset/liability gap	6,872,346	15,649,589	13,775,527	27,551,054
Cumulative sensitivity gap as a percentage of total interest-earning assets	11%	93%	-7%	14%

(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2019
	0-1 Year	1-5 Years	Over 5 Years	Total
	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	440,035	—	—	440,035
Loans to the non-financial public sector (2)	—	—	—	—
Loans to the private and financial sector(2)	12,560,107	3,972,731	-249,401	16,283,437
Receivables from financial leases	—	—	—	—
Other assets	—	—	17,677,240	17,677,240
Total interest-earning assets	13,000,142	3,972,731	17,427,839	34,400,712
Interest-bearing liabilities in foreign currency
Savings	21,258,709	—	—	21,258,709
Time deposits	3,459,790	85	—	3,459,875
Subordinated notes	1,347,637	805,049	—	2,152,686
Liabilities with financial institutions	9,241,445	—	—	9,241,445
Other Liabilities	—	—	703,300	703,300
Total interest-bearing liabilities	35,307,581	805,134	703,300	36,816,015
Asset/liability gap	-22,307,439	3,167,597	16,724,539	-2,415,303
Cumulative asset/liability gap	-22,307,439	-19,139,842	-2,415,303	-4,830,606
Cumulative sensitivity gap as a percentage of total interest-earning assets	-172%	80%	96%	-7%

(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2019, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.873,928 thousand, and this position generated a market risk capital requirement of Ps.70,452 thousand as of such date.

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

The Bank and CCF define liquidity risk as the risk of having to pay additional financial costs due to an unexpected need for liquidity. This risk arises out of the differences in amounts and maturity of the assets and liabilities held by the Bank. There are two types of Liquidity Risk:

•	Funding Liquidity Risk, which results from the inability to obtain funds at market price that are needed to ensure liquidity, mainly due to the market’s perception of the Bank and CCF.
•	Market Liquidity Risk, which occurs when the Bank or CCF cannot trade its position in one or several assets at market price, which is caused by two factors:

o	the assets are not sufficiently liquid and cannot be traded in the secondary market; and
o	changes in the market where the assets are traded.

To manage liquidity risk, the Bank and CCF focus on their sources of liquidity. The Bank relies on certain financial products that can provide a quick source of liquidity in extreme situations of illiquidity. To this effect, the Bank relies on the control of two core metrics, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The first one, with a shorter-term perspective, is aimed at assessing the availability of enough liquid assets to meet the withdrawal of deposits and other liabilities in a 30-day stress scenario. Meanwhile, the NSFR aims to promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.

The Bank and CCF rely on a system of indicators that allows them to detect and take steps to prevent potential liquidity risks. The Bank’s and CCF’s set of indicators and risk limits are established by the Risk Management team and approved by the Board of Directors. These indicators are constantly monitored by the Risk Management Committee.

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

The Bank and CCF internally evaluate their minimum capital requirements regarding operational risk through two different models:

•	Banco Supervielle: has adopted a model that calculates (i) expected and unexpected losses, (ii) VaR (at a 99.9% confidence interval) and (iii) the minimum capital required to cover expected and unexpected losses. The holding period used is one year.
•	CCF: capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of CCF.
Item 12	Description of Securities Other Than Equity Securities
Item 12.A	Debt Securities

Not applicable.

Item 12.B	Warrants and Rights

Not applicable.

Item 12.C	Other Securities

Not applicable.

Item 12.D	American Depositary Shares

Fees and Expenses

Holders of our ADRs are generally expected to pay fees to the depositary according to the schedule below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class B shares and the Class B shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. The depositary for our ADRs is The Bank of New York Mellon. In 2019, the Depositary reimbursed expenses for an amount of U.S.$.46,001. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)	Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.
3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c) Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in their report to our consolidated financial statements.

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

Laurence Nicole Mengin de Loyer is our audit committee’s financial expert. She is an independent member of the audit committee under Rule 10A-3 of the Exchange Act.

Item 16.B	Code of Ethics

We have adopted a code of ethics that is applicable to all our employees, which is posted on our website at: https://s21.q4cdn.com/714080446/files/doc_downloads/2020/C%C3%B3digo-de-%C3%89tica-(EN).pdf. We have updated our code of ethics during the year ended December 31, 2019, effective as of January 1, 2020. The update of our code of ethics introduced, among others, guidelines for the use of social media and the responsibility and obligation of employees to report corrupt practices. In this update the Compliance Department was appointed as responsible for the operational management and dissemination of the code (instead of the Human Resources Department). In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2019.

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

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2019 and 2018.

	2019	2018
	(in thousands of Pesos)
Audit Fees	76,963	53,726
Audit Related Fees	3,335	18,431
Tax Fees	3,107	747
All Other Fees	2,030	10,094
Total	85,435	82,998

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Neither Argentine law nor our bylaws require us to have a majority of independent directors. However, pursuant to Section 109 of the Argentine Capital Markets Law, our Audit Committee must be composed of at least three members of the Board of Directors, with the majority of independent directors; thus, we are required to have at least two independent directors. Our Audit Committee is composed of three independent directors in accordance with the Exchange Act.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
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

(b) In addition, a director is not independent if:

Pursuant to CNV Rules, a director is not considered independent in certain situations, including where a director:

(a) is also a member of the board of directors the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during immediately the previous three years;

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

	A. the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary. Employment as interim chairman or CEO or other executive officer shall not disqualify a director from being considered independent;	(f) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the issuer, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them;

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

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

Pursuant to the CNV Rules we are required to report to the shareholders’ meeting, prior to voting for the appointment of any director, the status of such director as either “independent” or “non-independent.”

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings.

The AGCL provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	Pursuant to applicable local rules, we have an Ethics, Compliance and Corporate Governance committee. We also have a Nomination and Remuneration Committee which, among other duties, advises the Board of Directors on the nomination of directors.
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	Neither Argentine law nor our bylaws require the establishment of a compensation committee. However, we have a Nomination and Remuneration Committee which advises the Board of Directors on: (a) the nomination of directors and senior officers and their succession plans, (b) the remuneration polices for the Board of Directors, senior officers and the personnel, and (c) Human Resources policies, training and evaluation of the staff performance.
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

Argentine law requires the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. Our Audit Committee is composed of three independent directors and one of the members is well-versed in business, financial and accounting matters, in accordance with the requirements of the Exchange Act.

The responsibilities of our audit committee include, the following:

a)       oversees the adequacy, appropriateness and effectiveness of our internal control systems to ensure the reasonableness, reliability, adequacy and transparency of our consolidated financial statements, financial and accounting information and our consolidated financial statements and information;

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

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

b)       provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

c)       advises on the Board of Directors’ proposal for the designation of external independent accountants and ensure their independence;

d)       ensures that the Code of Ethics and Internal Conduct Code comply with current rules and regulations;

e)       maintains an understanding of the auditing procedures to ensure that they are complete and up-to-date and approves such procedures to then submit them to the Board of Directors for their consideration and approval;

f)       takes knowledge of Grupo Supervielle’s financial, reputational, legal and operative risks, and oversees compliance with policies designed to mitigate these such risks;

g)       advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;

h)       issues grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV;

i)       verifies the fulfillment of any applicable rules of conduct;

j)       oversees the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses; and

k)       advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited.

Our Audit Committee is ruled by its internal charter.

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
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects, including director’s standards and responsibilities	The CNV Rules contain recommended Corporate Governance guidelines for listed companies and the Board of Directors must include on its annual report, the level of compliance of such guidelines. Since 2011, we have in place a Code of Corporate Governance which contains corporate governance guidelines. Our Code of Corporate Governance is subject to periodic revision in order to comply with the latest applicable regulations and standards and to include up-to-date best market practices. The latest revision of our Code of Corporate Governance was approved in October 2019.
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

Comparable provisions do not exist under Argentine law and CNV Rules.

Item 16.H	Mine Safety Disclosure

Not applicable.

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19	Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).
2.1	Deposit Agreement among Grupo Supervielle, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).
2.2	Indenture dated as of February 9, 2017 among Banco Supervielle S.A. as issuer, The Bank of New York Mellon as trustee, paying agent, calculation agent, registrar and transfer agent and Banco Santander Rio S.A. as Argentine registrar and transfer agent, Argentine paying agent and representative of the trustee in Argentina (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File 001-37777) filed on April 27, 2018).
2.3	First supplemental indenture dated as of February 9, 2017 to the indenture dated as of February 9, 2017 among Banco Supervielle S.A., as issuer, The Bank of New York Mellon as trustee, registrar, calculation agent, paying agent and transfer agent and Banco Santander Rio S.A. as Argentine registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (File 001-37777) filed on April 27, 2018).
2.4	Second supplemental indenture dated as of February 9, 2017 to the indenture dated as of February 9, 2017 among Banco Supervielle S.A., as issuer, The Bank of New York Mellon as trustee, registrar, calculation agent, paying agent and transfer agent and Banco Santander Rio S.A. as Argentine registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File 001-37777) filed on April 27, 2018).
2.(d)	Description of Securities Registered under Section 12(b) of the Exchange Act (filed herein).
8.1	List of subsidiaries of Grupo Supervielle as of the date of this annual report (filed herein).

Exhibit Number	Description
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).
101. INS	XBRL Instance Document.
101. SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. LAB	XBRL Taxonomy Extension Label Linkbase Document.
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Document.

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

Date: April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Supervielle S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flow for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PRICE WATERHOUSE & Co. S.R.L.

By	/s/ SANTIAGO JOSÉ MIGNONE (Partner)
Santiago José Mignone

Buenos Aires, Argentina

April 30, 2020

We have served as the Company’s auditor since 2008.

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(Expressed in thousands of pesos)

ASSETS	12/31/2019	12/31/2018
Cash and due from banks (Note 1.7)	26,403,099	51,822,372
Cash	8,751,111	7,368,112
Financial institutions and correspondents
Argentine Central Bank	15,927,336	42,132,824
Other local financial institutions	1,694,742	2,305,439
Others	29,910	15,997
Debt Securities at fair value through profit or loss (Note 1.7, 5, 6 and 16)	568,501	23,247,329
Derivatives (Note 6 and 11)	257,587	24,496
Other financial assets (Note 1.7, 5, 6 and 16)	2,096,866	2,612,157
Loans and other financing (Note 6 and 26)	88,010,011	118,771,635
To the non-financial public sector	28,872	50,460
To the financial sector	64,522	613,101
To the Non-Financial Private Sector and Foreign residents	87,916,617	118,108,074
Other debt securities (Note 1.8, 6 and 16)	10,458,556	6,631,861
Financial assets in guarantee (Note 6 and 16)	5,333,704	3,087,750
Current income tax assets	102,458	910,777
Inventories (Note 16)	44,455	107,557
Investments in equity instruments (Note 6 and 16)	14,579	16,005
Property, plant and equipment (Note 13)	4,002,078	3,359,290
Investment Property (Note 14)	4,054,737	635,877
Intangible assets (Note 15)	4,372,514	4,170,146
Deferred income tax assets (Note 5)	1,671,195	1,264,222
Non-current assets held for sale	-	4,307
Other non-financial assets (Nota 16)	1,294,351	1,367,029
TOTAL ASSETS	148,684,691	218,032,810

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018
LIABILITIES
Deposits (Note 16)	89,008,177	145,996,201
Non-financial public sector	5,470,177	17,083,822
Financial sector	28,098	38,821
Non-financial private sector and foreign residents	83,509,902	128,873,558
Liabilities at fair value through profit or loss (Note 5 and 16)	189,554	412,403
Derivatives (Note 5 and 10)	-	144,944
Repo transactions (Note 9)	319,817	-
Other financial liabilities (Note 5 and 16)	9,115,565	6,564,396
Financing received from the Argentine Central Bank and other financial institutions (Note 5 and 16)	9,017,597	12,357,106
Unsubordinated negotiable Obligations (Note 5 and 24)	6,086,475	14,317,445
Current income tax liability	-	1,217,233
Subordinated negotiable obligations (Note 5 and 24)	2,119,888	2,128,759
Provisions (Note 17)	677,018	133,703
Deferred income tax liabilities (Note 4)	506,291	343,586
Other non-financial liabilities (Note 16)	8,208,914	8,314,639
TOTAL LIABILITIES	125,249,296	191,930,415

SHAREHOLDERS' EQUITY
Shareholders' Equity attributable to owners of the parent company	23,415,797	26,080,725
Shareholders' Equity attributable to non-controlling interests	19,598	21,670
TOTAL SHAREHOLDERS' EQUITY	23,435,395	26,102,395

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018	12/31/2017
Interest income (Note 16.13)	44,794,595	46,790,036	34,250,524
Interest expenses (Note 16.14)	(34,913,451)	(26,787,390)	(12,782,957)
Net interest income	9,881,144	20,002,646	21,467,567
Net income from financial instruments (NIFFI) at fair value through profit or loss (Note 16.15)	20,960,966	9,707,395	5,454,354
Exchange rate differences on gold and foreign currency	(324,070)	1,733,237	604,734
NIFFI And Exchange Rate Differences	20,636,896	11,440,632	6,059,088
Net Financial Income	30,518,040	31,443,278	27,526,655
Services Fee Income (Note 16.16)	8,599,607	9,118,706	9,327,965
Services Fee Expense (Note 16.17)	(2,243,970)	(2,181,620)	(1,877,412)
Income from insurance activities (Note 16.18)	1,393,356	1,305,522	1,383,709
Net Service Fee Income	7,748,993	8,242,608	8,834,262
Subtotal	38,267,033	39,685,886	36,360,917
Results from exposure to changes in the purchasing power of money	(5,359,565)	(9,253,021)	(3,986,190)
Other operating income (Note 16.19)	2,755,267	3,805,134	2,827,476
Loan loss provisions	(7,736,868)	(7,967,031)	(6,204,348)
Net operating income	27,925,867	26,270,968	28,997,855
Personnel expenses (Note 16.20)	14,164,289	13,504,300	13,439,165
Administration expenses (Note 16.21)	7,573,543	8,615,396	7,566,294
Depreciation and impairment of non-financial assets (Note 16.22)	1,814,671	665,154	956,819
Other operating expenses (Note 16.23)	6,358,291	6,633,161	6,394,542
(Loss) / Income before taxes	(1,984,927)	(3,147,043)	641,035
Income tax (Note 4)	(168,695)	(1,555,074)	(1,802,869)
Net loss for the year	(2,153,622)	(4,702,117)	(1,161,834)
Net loss for the year attributable to owners of the parent company	(2,151,600)	(4,658,050)	(1,160,465)
Net loss for the year attributable to non-controlling interests	(2,022)	(44,067)	(1,369)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018	12/31/2017
Net loss for the year	(2,153,622)	(4,702,117)	(1,161,834)

Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	(62,080)	474,704	82,736
Income tax (Note 4)	9,674	(117,426)	(24,821)
Net revaluation surplus of property, plant and equipment	(52,406)	357,278	57,915
(Loss) / income from equity instruments at fair value through other comprehensive income	(4,756)	1,603	18,731
Income tax (Note 4)	1,428	(481)	(6,555)
Net (loss) / income from equity instruments at fair value through other comprehensive income	(3,328)	1,122	12,176
Total Other Comprehensive Income not to be reclassified to profit or loss	(55,734)	358,400	70,091
Components of Other Comprehensive Income to be reclassified to profit or loss
Income from financial instruments at fair value through other comprehensive income	11,287	18,352	3,087
Income tax (Note 4)	(3,386)	(5,135)	(1,058)
Net income from financial instruments at fair value through other comprehensive income	7,901	13,217	2,029
Other Comprehensive Income to be reclassified to profit or loss	7,901	13,217	2,029
Other Comprehensive (loss) / income	(47,833)	371,617	72,120
Other comprehensive (loss) / income attributable to parent company	(47,701)	371,231	72,100
Other comprehensive (loss) / income attributable to non-controlling interest	(132)	386	20
Comprehensive loss	(2,201,455)	(4,330,500)	(1,089,714)
Comprehensive loss for the year attributable to owners of the parent company	(2,199,301)	(4,286,819)	(1,088,365)
Comprehensive loss for the year attributable to non-controlling interest	(2,154)	(43,681)	(1,349)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders´ Equity

For the financial years ended on December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Items	Capital stock	Capital Adjustment	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
Balance at December 31, 2016	363,777	2,009,251	10,481,557	76,599	3,012,409	2,084,760	-	18,028,353	509,774	18,538,127
Contributions from shareholders	92,945	131,726	13,879,067	-	-	-	-	14,103,738	-	14,103,738
Distribution of retained earnings by the shareholders’ meeting on April 27, 2017:
- Other reserves	-	-	-	35,322	1,881,129	(1,916,451)	-	-	-	-
- Dividend distribution	-	-	-	-	-	(170,382)	-	(170,382)	-	(170,382)
Other movements	-	-	-	-	-	-	-	-	(166,454)	(166,454)
Net loss for the year	-	-	-	-	-	(1,160,465)	-	(1,160,465)	(1,369)	(1,161,834)
Other comprehensive income for the year	-	-	-	-	-	-	72,100	72,100	20	72,120
Balance at December 31, 2017	456,722	2,140,977	24,360,624	111,921	4,893,538	-1,162,538	72,100	30,873,344	341,971	31,215,315
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	-	-	-	28,596	3,345,492	(3,374,088)	-	-	-	-
- Dividend distribution	-	-	-	-	-	(505,129)	-	(505,129)	-	(505,129)
Purchase of subsidiaries ‘shares	-	-	(671)	-	-	-	-	(671)	(248)	(919)
Other movements	-	-	-	-	-	-	-	-	(276,372)	(276,372)
Net loss for the year	-	-	-	-	-	(4,658,050)	-	(4,658,050)	(44,067)	(4,702,117)
Other comprehensive income for the year	-	-	-	-	-	-	371,231	371,231	386	371,617
Balance at December 31, 2018	456,722	2,140,977	24,359,953	140,517	8,239,030	(9,699,805)	443,331	26,080,725	21,670	26,102,395
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves	-	-	-	-	2,081,294	(2,081,294)	-	-	-	-
- Dividend distribution	-	-	-	-	-	(466,112)	-	(466,112)	-	(466,112)
Purchase of subsidiaries ‘shares	-	-	485	-	-	-	-	485	82	567
Net loss for the year	-	-	-	-	-	(2,151,600)	-	(2,151,600)	(2,022)	(2,153,622)
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	(47,701)	(47,701)	(132)	(47,833)
Balance at December 31, 2019	456,722	2,140,977	24,360,438	140,517	10,320,324	(14,398,811)	395,630	23,415,797	19,598	23,435,395

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018	12/31/2017
Cash flow from operating activities

Net loss for the year	(2,153,622)	(4,702,117)	(1,161,834)

Adjustments to obtain flows from operating activities:
Income tax	168,695	1,555,074	1,802,869
Depreciation and Impairment of Property, plant and equipment	1,814,671	665,154	956,819
Loan loss provisions	7,736,868	7,967,031	6,204,348
Other adjustments:
Exchange rate difference on gold and foreign currency	324,070	(1,733,237)	(604,734)
Interest from loans and other financings	(44,794,595)	(46,790,036)	(34,250,524)
Interest from deposits and financing received	34,913,451	26,787,390	12,782,957
Net income from financial instruments at fair value through profit or loss	(20,960,966)	(9,707,395)	(5,454,354)
Fair value measurement of investment properties	127,130	(221,408)	27,653
Results from exposure to changes in the purchasing power of money	30,290,502	(14,349,403)	(17,600,790)
Interest on liabilities for financial leases	212,492	-	-
Allowances reversed	(498,599)	(488,878)	(466,741)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	24,776,311	9,814,368	(3,498,887)
Derivatives	(233,091)	36,637	19,094
Repo transactions	-	7,608,341	(7,608,341)
Loans and other financing
To the non-financial public sector	21,588	23,600	(61,854)
To the other financial entities	548,579	288,908	191,429
To the non-financial sector and foreign residents	64,196,460	54,229,100	2,059,859
Other debt securities	(3,826,695)	(5,816,717)	5,034,713
Financial assets in guarantee	(2,245,954)	(132,293)	1,197,082
Investments in equity instruments	1,426	89,956	(96,428)
Other assets	2,241,114	(7,151,464)	1,001,504

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(11,613,645)	3,066,329	6,684,075
Financial sector	(10,723)	3,158	3,509
Private non-financial sector and foreign residents	(83,108,859)	(11,979,964)	7,002,897
Derivatives	(144,944)	144,944	(1,674,846)
Repo transactions	319,817	-	-
Liabilities at fair value through profit or loss	(222,849)	412,403	-
Other liabilities	524,046	731,334	1,715,045
Income Tax paid	(809,974)	(2,154,355)	(2,020,426)

Net cash (used in) / provided by operating activities (A)	(2,407,296)	8,196,460	(27,815,906)

Cash flows from investing activities

Payments related to:
Purchase of PPE, intangible assets and other assets	(1,113,875)	(4,391,549)	(1,506,579)
Purchase of liabilities and equity instruments issued by other entities	-	(276,375)	(167,803)
Adquisition of subsidiaries, net of cash adquired	(197,954)	(2,827,563)	-

Collections:
Disposals related to PPE, intangible assets and other assets	8,021	667,263	1,061,324

Net cash used in investing activities (B)	(1,303,808)	(6,828,224)	(613,058)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018	12/31/2017
Cash flows from financing activities

Payments:
Repurchase of non-controlling interest in subsidiaries	567	(919)	-
Lease liabilities	(1,251,601)	-	-
Financing received from Argentine Financial Institutions	(113,905,868)	(105,180,217)	(98,253,226)
Unsubordinated negotiable obligations	(17,365,599)	(11,619,542)	(2,663,582)
Subordinated negotiable obligations	(842,966)	(19,976)	(2,350,208)
Dividends	(466,112)	(505,129)	(170,382)

Collections:
Unsubordinated negotiable obligations	8,412,283	6,429,136	16,363,453
Financing received from Argentine Financial Institutions	110,569,136	109,529,169	101,398,236
Contributions from shareholders	-	-	14,103,738

Net cash (used in) / provided by financing activities (C)	(14,850,160)	(1,367,478)	28,428,029

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(25,767,419)	23,602,424	21,586,977

Net (decrease) / increase in cash and cash equivalents (A+B+C+D)	(44,328,683)	23,603,182	21,586,042
Cash and cash equivalents at the beginning of the year	72,265,167	48,661,985	27,075,943
Cash and cash equivalents at the end of the year	27,936,484	72,265,167	48,661,985

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

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

Grupo Supervielle´s Consolidated Financial Statements as of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019 and 2018 include the assets, liabilities and results of the controlled companies detailed in Note 1.2.

1.1.	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS as adopted by the IASB.

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 2.

These consolidated financial statements as of December 31, 2019, were approved by resolution of the Board of

Directors’ meeting held on April 30, 2020.

(a)       Going concern

The consolidated financial statements as of December 31, 2019, 2018 and 2017 have been prepared on a going concern basis as there is a reasonable expectation that the Group will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

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

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2019 reached 183.4%. On the other hand, the macroeconomic events that have taken place in the country during the year show that the country is complying with the qualitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. All this, consequently, originates the need to apply the restatement for inflation of the financial statements in the terms of IAS 29 for the year ended December 31, 2019.

The Group determined to use the Internal Wholesale Price Index (IWPI) to restate balances and transactions until the year 2016, for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires was used, due to the fact that during those two months there were no IWPI measurements at national level. Then, from January 2017 omwards, the Group used the National Consumer Price Index (National CPI). The tables below show the evolution of these indexes in the last four years and as of December 31, 2019 according to official statistics (INDEC):

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

	As of December 31,
	2016	2017	2018	2019
Variation in Prices
Annual	34.6%	24.8%	47.6%	53.8%
Accumulated 3 years	102.3%	96.8%	148.0%	183.4%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2019 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

The Group restated all the non-monetary items in order to reflect the impact of the inflation in terms of the measuring unit current as of December 31, 2019. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and the Equity items. Each item must be restated since the date of the initial recognition in the Group's accounts or since the date of the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2019.

Comparative figures must also be presented in the measuring unit current as of December 31, 2019. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

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

(c)       New Standards and Interpretations issued by the IASB adopted by the Group

In January 2016, the IASB issued IFRS 16 “Leases” which establishes the criteria for recognition and valuation of leases for lessees and lessors. IFRS 16 affect primarily the accounting by lessees and requires recognition of an asset (the right to use the leased item) and a financial liability for those contracts that meet the definition of leases under the standard. An optional exemption exists for short-term leases that do not contain a purchase option and low-value leases.

The group has adopted IFRS 16 Leases retrospectively from 1January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019 and are also explained in Note 7. The new accounting policies are disclosed in 1.12.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

On adoption of IFRS 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 44.26% for leases denominated in Argentinian Pesos and 14.36% for leases denominated in US Dollar.

(i) Practical expedients applied

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

•  applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•  relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019;

•  accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases;

•  excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•  using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

(ii) Measurement of lease liabilities

Operating lease commitments disclosed as at December 31, 2018	1,933,167
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	1,354,278
Lease liability recognised as at January 1, 2019	1,354,278
Of which are:
Current lease liabilities	596,813
Non-current lease liabilities	757,465

(iii) Measurement of right-of-use assets

The associated right-of-use assets were measured at the amount equal to the lease liability.

(iv) Adjustments recognised in the balance sheet on 1 January 2019

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	property, plant and equipment –> increase by $1,354,278

•	other financial liabilities –> increase by $1,354,278

(ii) Lessor accounting

The group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16.

(d)       New Standards and Interpretations issued by the IASB not in force

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

1.2.	Consolidation

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

The following chart details the subsidiaries included in the consolidation process:

		Percentage of direct or indirect investment in capital stock
Company	Main Activity	12/31/2019	12/31/2018	12/31/2017
Banco Supervielle S.A.	Commercial Bank	99.90% (1)	99.89% (1)	99.88% (1)
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%	99.89%
Tarjeta Automática S.A.	Credit Card	99.99%	99.99%	99.99%
Supervielle Asset Management S.A.	Mutual Fund	100.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Real State	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Retail Services	100.00%	100.00%	100.00%
Supervielle Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Micro Lending S.A.U.	Financial Company	100.00%	100.00%	-
InvertirOnline S.A.U.	Financial Broker	100.00%	100.00%	-
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%	-
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	-	-
Bolsillo Digital S.A.U.	Fintech	100.00%	-	-
Futuros del Sur S.A.	Financial Broker	100.00%	-	-

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99,87%, 99,87% and 99,86% as of 12/31/2019, 12/31/2018 and 12/31/2017 respectively.

Financial Statements of controlled companies are for the same period of the Group´s Financial Statements.

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

Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A. are consolidated from the date of their acquisition (See Note 29).

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

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

1.3.	Consolidated Structured Entities

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

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
Assets
Loans	1,594,664	1,584,904
Financial assets	108,839	215,164
Other assets	291,691	194,075
Total Assets	1,995,194	1,994,143
Liabilities
Financial liabilities	1,424,480	1,374,000
Other liabilities	41,630	228,518
Total Liabilities	1,466,110	1,602,518

1.4.	Transactions with non-controlling interest

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

1.5.	Segment Reporting

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), and whose financial information is evaluated on a regular basis by the chief operating decision maker.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Operating segments are reported in a manner consistent with the internal reporting provided to:

(i)	Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for allocating resources and assessing the performance of operating segments; and

(ii)	The Board, who is in charge of making strategic decisions of the Group.

1.6.	Foreign currency translation

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

1.7.	Cash and due from banks

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

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2019	12/31/2018	12/31/2017
Cash and due from banks	26,403,099	51,822,372	25,205,323
Debt securities at fair value through profit or loss	568,501	19,434,329	21,910,236
Money Market Funds	964,884	1,008,466	1,546,426
Cash and cash equivalents	27,936,484	72,265,167	48,661,985

The Group invests in money market funds (MMF) whose investments qualify individually as cash and cash equivalents. An MMF is an open-ended mutual fund that invests in short-term debt instruments (typically one day to one year) such as treasury bills, certificates of deposit, bonds, government gilts and commercial papers. These MMF have to comply with strict fund policies such as:

- controls ensuring constant net asset value or linear performance to limit volatility supported by actual performance;

- returns benchmarked to short-term money market interest rates;

- investment in high-quality instruments with high liquidity and a maximum weighted average maturity of a few weeks; and

- highly diversified portfolio.

Reconciliation between balances as appearing on the Statement of Financial Position and the items in the Statement of Cash Flow:

Items	12/31/2019	12/31/2018	12/31/2017
Cash and due from Banks
As per Statement of Financial Position	26,403,099	51,822,372	25,205,323
As per the Statement of Cash Flows	26,403,099	51,822,372	25,205,323

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Debt securities at fair value through profit or loss
As per Statement of Financial Position	568,501	23,247,329	25,902,184
Securities not considered as cash equivalents	-	(3,813,000)	(3,991,948)
As per the Statement of Cash Flows	568,501	19,434,329	21,910,236
Money Market Funds
As per Statement of Financial Position – Other financial assets	2,096,866	2,612,157	3,674,741
Other financial assets not considered as cash equivalents	(1,131,982)	(1,603,691)	(2,128,315)
As per the Statement of Cash Flow	964,884	1,008,466	1,546,426

Reconciliation of liabilities from financing activities at December 31, 2019 and 2018 is as follows:

Items	12/31/2018	Cash Flows		Other non-cash movements	12/31/2019
		Inflows	Outflows
Unsubordinated Negotiable Obligations	14,317,445	8,412,283	(17,365,599)	722,346	6,086,475
Subordinated Negotiable Obligations	2,128,759	-	(842,966)	834,095	2,119,888
Financing received from the Argentine Central Bank and other financial institutions	12,357,106	110,569,136	(113,905,868)	(2,777)	9,017,597
Lease Liabilities	-	-	(1,251,601)	2,197,990	946,389
Total	28,803,310	118,981,419	(133,366,034)	3,751,654	18,170,349

1.8.	Financial Instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition, the Group measures a financial asset or liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss allowance (ECL) is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income, as described in note 1.12, which results in an impariment loss being recognized in profit or loss when an asset is newly originated.

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:

-	When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.

-	In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds and, accounts receivables purchased from clients in non-recourse factoring transactions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

iii)           Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading

-	Instruments specifically designated at fair value through profit or loss

-	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

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

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

-	Financial liabilities at fair value through profit or loss.

-	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.

-	Financial guarantee contracts and loan commitments.

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

-	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or

-	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or

-	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

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

1.9       Derivatives

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognised as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

The Group has not applied hedge accounting in these consolidated financial statements.

1.10        Repo Transactions

i)	Reverse Repo Transactions

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

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

1.11 Allowance for Loan Losses

a)	Definition

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated to its financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts that are not measured at fair value.

The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognized impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of assets measured at fair value through other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, other movements in the fair value of the instrument are reflected in other comprehensive income.

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

Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be over 12 months or during the life of the financial instrument:

-	12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified in Stage 1.

-	Lifetime Expected credit losses are those arising from the potential default events that are likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified in Stage 2 or Stage 3.

With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. duration, purchase options, etc.), for most financial instruments the contractual period (including extension options) is the maximum period considered to measure expected credit losses. In the case of revolving credit facilities (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, taking into account the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

b)	Financial instruments presentation

For the purposes of estimating ECL, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, loan commitments and guarantees) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

-	Normal Risk ("Stage 1"): includes all instruments have not experienced a significant increase in credit risk since initial recognition and is not purchased or originated credit impaired.

-	Normal risk under watchlist ("Stage 2"): includes all instruments that, have experienced significant increases in credit risk since initial recognition but are not yet deemed credit-impaired.

-	Doubtful Risk (“Stage 3"): includes financial instruments, overdue or not, which are considered to be credit impaired. Likewise, loan commitmennts or financial guarantees whose payment is probable and their recovery doubtful are considered to be in Stage 3.

c)	Significant increase in credit risk

The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Retail Banking

•	Portfolios between 31 and 90 days past due

•	Portfolios whose classification under Argentine Central Bank regulation is higher than 1 (except for Senior Cityzens Portfolio)

•	Score of behavior less than cut off

Corporate Banking

•	Portfolios whose classification under Argentine Central Bank regulation is higher than 1 (except Senior Cityzens)

•	Credit Ratings C (Probability of default higher than 30%)

Consumer Finance: Portfolios between 31 and 90 days past due.

d)	Impairment valuation assessment

The impairment model in IFRS 9 applies to financial assets measured at amortized cost, debt instruments at fair value through other comprehensive income, lease receivables and loan commitments and financial guarantees that are not measured at fair value.

ECL represents the best estimation of the financial assets´ expected credit losses at the balance sheet date, assessed both individually and collectively.

-	Individually: the Group individually assesses impairment on those financial instruments that are considered to be significant and with sufficient information to make such an estimate

The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows discounted using the original effective interest rate. The estimate of these cash flows takes into account all available information on the financial asset and the guarantees associated with that asset.

-	Collectively: the Group also assesses impairment collectively in cases where they are not assessed on an individual basis. This includes, for example, loans to individuals, sole proprietors or businesses in retail banking subject to a standardized risk management.

For expected credit loss provisions modelled on a collective basis, the Group has developed internal models. The grouping of exposures is preformed on the basis of shared characteristics, such that risk exposures within group are homogeneous. In performing the grouping there must be sufficient information for the group to be statistically reliable .

The Group has identified three groupings: Retail Banking, Corporate Banking and Consumer Finance, amongst these three segments the Group estimates parameters in a more granular way based on the shared risk characteristics. Below are detailed the groupings by shared risk characteristics:

Group	Parameter	Grouping
Retail Banking	Probability of Default	Personal loans (1)
Credit card loans (1)
Overdrafts
Documents
Mortgage loans and leasing
Refinancing
Other financings
	Loss Given Default	Personal loans
Credit card loans
Overdrafts
Mortgage loans and leasing
Refinancing
Other financings

Corporate Banking	Probability of Default (2)	Small companies
Medium companies
Big companies
Financial Area
	Loss Given Default	Overdrafts
Documents
Leasing
Unsecured loans
Other financings
Other receivables from financial transactions
Consumer Finance	Probability of Default	Closed credit cards
Open credit cards
Cash loans
Cash consumptions and directed loans
Refinancing
Tarjeta Automatica Personal loans
	Loss Given Default	Credit cards
Personal loans
Refinancing

(1)       For credit cards and personal loans, the breakdown per segment was added because there was enough materiality. The segments are: senior citizens, high income open market, high income payroll, non- high income open market, non-high income payroll, bussiness in retail banking, former senior cityzens and former payroll

(2)	Groups made to calculate the probability of default are carried out by company size, occasionally classified by economic activity in Stage 1. For Stage 2 and Stage 3, the Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to perform a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

The Group performs backtesting analysis to evaluate the reasonableness of the collective models.

Expected credit loss impairment allowance in the financial statements reflects a range of possible outcomes, calculated on a probability weighted basis based on three possible future scenarios, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are considered to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), Interest Rate, unemployment rate, etc.).

For the estimation of the parameters used in the determination of the allowance for loan losses (EAD - Exposure at Default, PD -Probability of Default, LGD -Loss Given Default), the Group based the calculation in its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment models under IFRS 9.

-	Exposure at default: it is based on the amounts the Group expects to be owed at the time of default, over the next 12 months or over the remaining life of the instrument. For example, for revolving credit facilities, the Group includes the current draw down balance plus any further amount that it is expected to be drawn up to the contractual limit by the time of default.

-	Probability of default: it represents the likelihood of a borrower defaulting on its financial obligation over the next 12 months or over the remaining life of the instrument depending on the stage.

-	Loss given default: represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default.

The definition of default implemented by the Group for the purpose of calculating ECL is based on the requirements of IFRS 9, which considers that a financial asset is in "default" when a payment is more than 90 days past due or if the Group considers the payment will not be reimbursed.

IFRS 9 includes a rebuttable presumption that the credit risk on a financial instrument has increased significantly, when payments are more than 30 days past due. For comercial loans, this threshold is used as an additional, but not primary, indicator of significant risk increase due to the credit evaluation complexity and as a result of studies that show a low correlation of the significant risk increase with this past due threshold. In order to do so other information is taken into account as financial and economic analysis, repayment capacity, among others .

The Group has not used the low credit risk exemption for any financial instrument.

For the estimation of the expected credit losses, prospective information is taken into account. Specifically, the Group considers three prospective macroeconomic scenarios, which are updated periodically, during a time horizon of 12 months. The projected evolution for next year of the main macroeconomic indicators used by the Group for estimating expected credit losses is presented below:

Parameter	Segment	Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
Probability of Default	Retail	Real Wage	0.21%	2.37%	(1.67%)
	Corporate	Interest Rate	32.48%	32.41%	40.55%
	Consumer Finance	Monthly Economic Activiy Estimator	140.85	151.52	135.86
Loss Given Default	Retail	Private sector real wage	50.28%	41.39%	51.63%

Each one of the macroeconomic scenarios has its corresponding weighting the Group associates the Base scenario with the highest probability of occurrence and therefore this scenario is the one with the highest weighting:

Scenario 1	80%
Scenario 2	10%
Scenario 3	10%

The sensitivity analysis for the macroeconomic scenarios’ probability of occurrence was based on a 5% increase/decrease in the probability of occurrence of Scenario 1. The ECL allowance sensitivity to future macroeconomic conditions is as follows:

December 31, 2019
Reported ECL Allowance	6,751,939
Gross carrying amount	94,761,950
Reported ECL Coverage	7.13%

ECL amount by scenarios
Favorable scenario	6,702,980
Unfavorable scenario	6,779,811

Coverage ratio by scenarios
Favorable scenario	7.07%
Unfavorable scenario	7.15%

1.12       Leases

For leases where the Group acts as lessee the accounting policy is described in note 1.1.(c).

The group as lessor:

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition, the Group recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In addition, the Group utilizes the criteria described in Note 1.18 to determine whether there is objective evidence that an impairment loss has occurred.

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

The Group utilizes the criteria described in Note 1.11 to determine whether there is objective evidence that an impairment loss has occurred, as for loans carried at amortized cost.

1.13 Property, plant and equipment

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

The following chart presents the useful life for each item included in property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

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

1.14       Investment properties

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

1.15 Inventories

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

1.16       Intangible Assets

(a)    Goodwill

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

1.17 Assets held for sale

The assets, or groups of assets, with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" will be disclosed separately from the rest of assets and liabilities.

An asset may be classified as held for sale if its carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, and a sale is considered highly probable.

To apply the above classification, an asset must meet the following conditions:

- it must be available for immediate sale in its current conditions;

- Management must be committed to a plan to sell the asset and have started an active program to locate a buyer and complete the plan;

- the asset must be actively marketed for sale at a reasonable price, in relation to its current fair value;

- the sale must be expected to be completed within 12 months from the reclassification date;

- it is unlikely that the plan will be significantly changed or withdrawn.

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations", are measured at the lower of their carrying amount and fair value less costs to sell.

The Group will not depreciate the asset while classified as held for sale.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above.

1.18       Impairment of non-financial assets

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

1.19       Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.20        Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where the Group has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.21        Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the economic group. Non-derivative financial liabilities are measured at amortized cost.

1.22 Provisions / Contingencies

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

Other contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the Group; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability. Other contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 17.

1.23       Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.23.1 Employee benefits

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

During 2018, the Group had in place a retirement plan based on incentives for members of senior management and the Board of Directors, who will be entitled to receive cash payments over time if certain performance objectives are met. This retirement plan was ceased in 2019.

In addition, provisions related to pre-retirement plans and seniority awards benefits are recognized. Liabilities related to this plan are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period, using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

These provisions are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects prevailing market conditions the time value of money and the specific risks for that obligation.

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value

1.24        Negotiable Obligations

Subordinated and unsubordinated negotiable obligations issued by the Group are measured at amortized cost. Where the group buys back its own negotiable obligations, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

1.25        Assets and liabilities derived from insurance contracts

The Group applies IFRS 4 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Assets derived from insurance contracts

An insurance contract is a contract under which the Group (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its term, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expired.

The insurance contracts offered by the Group include property insurance that covers combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. They also include temporary life insurance contracts.

Total premiums are recognized on the date of issuance of the policy as an account receivable. At the same time, a reserve for unearned premiums representing premiums for risks that have not yet expired is recorded as a liability. Unearned premiums are recognized as income during the contract period, which is also the coverage and risk period. The book value of insurance accounts receivable is reviewed for impairment whenever events or circumstances indicate that the book value may not be recoverable. The impairment loss is recorded in the income statement.

Liabilities derived from insurance contracts

Debt with insured

The insurance claims reserves represent debts with insured people for claims reported to the company and an estimate of the claims that have already been incurred but that have not yet been reported to the company (IBNR). The reported claims are adjusted on the basis of technical reports received from independent appraisers.

Debts with reinsurers and co-insurers

The Group mitigates the risk for some of its insurance businesses through co-insurance or reinsurance contracts in other companies. In the case of co-insurance, the Group associates with another company to cover a risk assuming only a percentage of it and also the premium. In reinsurance, the risk is transferred to another insurance company both proportionally (as a percentage of the risk) and not proportionally (excess loss is covered above a certain limit). The reinsurance agreements assigned do not exempt the Group from its obligations to the insured.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with producers

They represent liabilities with insurance agents originated in the commissions for the insurance operations that they originate for the Group companies. The balances of the current accounts with these entities are also included.

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the incurred but not reported risks.

1.26       Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2019 as described in Note 1.1.b, except from the item “Capital Stock”, which has been held at nominal value.

Common shares are recognized in shareholders´ equity and carried at nominal value. When any subsidiary of the Group buys shares of the Group (treasury stock), the effective payment, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders´ equity until the shares are either canceled or disposed.

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

1.28       Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

Gains or losses included in the effective interest rate embrace disbursements or receipts relating to the creation or acquisition of a financial asset or liability, such as preparation and processing of the documents required to consummate the transactions, and payments received for the extension of credit arrangements.

Fees and commissions earned by the Group on the origination of syndicated loans are not part of the product effective interest rate, and are recognized in the income statement at the time the service is delivered. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective interest rate either, and are recognized at the time the transactions are executed.

The Group's income from services is recognized in the income statement as performance obligations are fulfilled, part of the consideration received is allocated to the customer loyalty programs described below. Consideration is allocated based on the relative standalone selling prices for services rendered and points granted.  .

Below is a summary of the main commissions earned by the Bank:

Commission	Frecuency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Customer loyalty programs

The Group offers reward programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards, including goods and travels among others. This constitutes a performance obligation. The Group establishes a liability based on the fair value of the points issued that are expected to be exchanged by customers. Points to be redeemed are estimated based on the historical redemption behavior of each program. The liability is reduced and the revenue is recognized as performance obligations relating to the points are satisfied, which normally is when the points are exchanged by customers or at their due dates.

Revenue recognized during the year is adjusted as explained in Note 1.1.b.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

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

The minimum presumed income tax credit disclosed under "Current Income Tax Assets" is the portion the Group expects to offset against the income tax in excess of minimum presumed income tax to be generated in the following ten fiscal years.

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

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

a-	Fair value of derivatives and other instruments

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors such as the Group's own and the counterparty's credit risk, volatilities and correlations, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

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

If Structured Entities were not consolidated by the Group, the consolidated income statement would record a loss of 13,234, 91,227 and 59,155 as of December 31, 2019, 2018 and 2017 respectively. See Note 1.3 for further information on the Group´s exposure to structured entities.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

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

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management's assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium term business plan prepared by management on the basis of reasonable expectations.

3. SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Retail Banking – Includes both the granting of loans and other credit products such as deposits from individuals.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.
c-	Treasury – Includes operations with Government Securities of the Group, syndicated loans and financial lease.
d-	Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments
f-	Mutual Fund Administration and Other Segments – Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U.. and InvertirOnline S.A.U

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

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2019, 2018 and 2017:

Asset by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm, MF and other segments	Adjustments	Total as of 12.31.2019
Cash and due from banks	7,691,602	1,022,915	16,870,526	321,145	3,385	2,420,972	(1,927,446)	26,403,099
Debt securities at fair value through profit or loss	-	-	312,306	92,762	-	163,433	-	568,501
Loans and other financing	36,757,453	43,426,550	3,720,408	5,036,973	453,978	30,746	(1,416,097)	88,010,011
Other Assets	2,525,566	1,335,130	17,533,288	2,975,202	1,091,343	538,602	7,703,949	33,703,080
Total Assets	46,974,621	45,784,595	38,436,528	8,426,082	1,548,706	3,153,753	4,360,406	148,684,691

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Liabilities by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm, MF and other segments	Adjustments	Total as of 12.31.2019
Deposits	59,571,804	14,479,560	15,676,584	1,634,091	-	-	(2,353,862)	89,008,177
Financing received from the Argentine Central Bank and others	12,605	-	8,998,732	949,764	-	46,020	(989,524)	9,017,597
Negotiable obligations	108,506	76,568	5,885,843	-	-	15,558	-	6,086,475
Other liabilities	4,469,288	1,660,750	4,344,219	3,194,412	757,986	2,583,709	4,126,683	21,137,047
Total Liabilities	64,162,203	16,216,878	34,905,378	5,778,267	757,986	2,645,287	783,297	125,249,296

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	For the year ended 12.31.2019
Interests income	19,943,285	16,620,870	4,504,500	5,020,100	-	223,067	(1,517,227)	44,794,595
Interest Expense	(9,330,992)	(2,914,797)	(21,148,187)	(3,140,068)	-	(133,753)	1,754,346	(34,913,451)
Distribution of results by the Treasury	4,735,940	-6,707,314	1,971,374	-	-	-	-	-
Net interest income	15,348,233	6,998,759	-14,672,313	1,880,032	-	89,314	237,119	9,881,144
Net income from financial instruments at fair value through profit or loss	10,257	-	20,078,197	243,387	386,589	97,619	144,917	20,960,966
Exchange rate differences on gold and foreign currency	1,910,742	206,955	(2,483,544)	8,202	1,233	21,725	10,617	(324,070)
NIFFI And Exchange Rate Differences	1,920,999	206,955	17,594,653	251,589	387,822	119,344	155,534	20,636,896
Net Financial Income	17,269,232	7,205,714	2,922,340	2,131,621	387,822	208,658	392,653	30,518,040
Services Fee Income	5,457,779	922,499	36,923	1,787,165	-	637,936	(242,695)	8,599,607
Services Fee Expenses	(1,453,790)	(122,345)	(48,859)	(653,485)	-	(30,416)	64,925	(2,243,970)
Income from insurance activities	-	-	-	-	1,195,580	-	197,776	1,393,356
Net Service Fee Income	4,003,989	800,154	(11,936)	1,133,680	1,195,580	607,520	20,006	7,748,993
Subtotal	21,273,221	8,005,868	2,910,404	3,265,301	1,583,402	816,178	412,659	38,267,033
Result from exposure to changes in the purchasing power of money	(1,577,053)	(1,863,177)	(393,524)	(838,689)	(884,821)	(349,376)	547,075	(5,359,565)
Other operating income	1,119,911	735,451	343,425	417,651	7,485	155,955	(24,611)	2,755,267
Loan loss provisions	(2,919,371)	(3,586,981)	24,645	(1,292,881)	-	37,720	-	(7,736,868)
Net operating income	17,896,708	3,291,161	2,884,950	1,551,382	706,066	660,477	935,123	27,925,867
Personnel expenses	(9,762,313)	(1,826,316)	(650,090)	(1,278,332)	(187,524)	(304,708)	(155,006)	(14,164,289)
Administration expenses	(4,902,930)	(659,642)	(310,553)	(1,169,952)	(263,978)	(265,146)	(1,342)	(7,573,543)
Depreciations and impairment of non-financial assets	(1,306,002)	(265,234)	(71,296)	(100,299)	(9,366)	(6,621)	(55,853)	(1,814,671)
Other operating expenses	(3,399,168)	(1,698,769)	(510,621)	(635,888)	(1,229)	(99,533)	(13,083)	(6,358,291)
Operating (loss) / income	(1,473,705)	(1,158,800)	1,342,390	(1,633,089)	243,969	-15,531	709,839	(1,984,927)
Income from associates and joint ventures	-	-	-	3,357	-	-	(3,357)	-
Result before taxes	(1,473,705)	(1,158,800)	1,342,390	(1,629,732)	243,969	(15,531)	706,482	(1,984,927)
Income tax	10,427	1,523	17,516	541,324	(221,592)	(86,158)	(431,735)	(168,695)
Net (loss) / income	(1,463,278)	(1,157,277)	1,359,906	(1,088,408)	22,377	(101,689)	274,747	(2,153,622)
Net (loss) / income for the year attributable to owners of the parent company	(1,463,278)	(1,157,277)	1,359,906	(1,088,408)	22,377	(101,689)	276,769	(2,151,600)
Net loss for the year attributable to non-controlling interest	-	-	-	-	-	-	(2,022)	(2,022)
Other comprehensive (loss) / income	(37,056)	(26,149)	(65,995)	-	81,366	-	1	(47,833)
Other comprehensive (loss) / income attributable to owners of the parent company	(37,056)	(26,149)	(65,995)	-	81,366	-	133	(47,701)
Other comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-	(132)	(132)
Comprehensive (loss) / income for the year	(1,500,334)	(1,183,426)	1,293,911	(1,088,408)	103,743	(101,689)	274,748	(2,201,455)
Comprehensive (loss) / income attributable to owners of the parent company	(1,500,334)	(1,183,426)	1,293,911	(1,088,408)	103,743	(101,689)	276,902	(2,199,301)
Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-	(2,154)	(2,154)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Asset by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Cash and due from banks	7,239,531	500,337	43,851,308	94,475	4,823	895,461	(763,563)	51,822,372
Debt securities at fair value through profit or loss	-	-	22,984,545	-	153,895	108,889	-	23,247,329
Loans and other financing	47,358,154	59,764,723	4,345,135	9,862,852	706,712	926,389	(4,192,330)	118,771,635
Other Assets	1,755,720	123,346	8,711,917	2,669,278	573,006	970,498	9,387,709	24,191,474
Total Assets	56,353,405	60,388,406	79,892,905	12,626,605	1,438,436	2,901,237	4,431,816	218,032,810

Liabilities by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Deposits	79,499,070	14,492,455	50,620,684	2,565,917	-	-	(1,181,925)	145,996,201
Financing received from the Argentine Central Bank and others	16,657	11,095,730	1,209,680	3,911,307	-	283,892	(4,160,160)	12,357,106
Negotiable obligations	-	-	11,412,744	2,005,981	-	78,633	820,087	14,317,445
Other liabilities	4,910,579	1,554,733	2,981,986	2,654,830	595,742	1,735,797	4,825,996	19,259,663
Total Liabilities	84,426,306	27,142,918	66,225,094	11,138,035	595,742	2,098,322	303,998	191,930,415

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	For the year ended 12.31.2018
Interests income	20,200,645	16,516,702	2,777,378	8,099,756	60,224	457,730	(1,322,399)	46,790,036
Interest Expense	(5,994,400)	(2,040,304)	(16,754,056)	(2,996,575)	-	(348,189)	1,346,134	(26,787,390)
Distribution of results by Treasury	1,148,153	(6,594,932)	5,446,779	-	-	-	-	-
Net interest income	15,354,398	7,881,466	(8,529,899)	5,103,181	60,224	109,541	23,735	20,002,646
Net income from financial instruments at fair value through profit or loss	70,152	-	8,625,394	(899,758)	265,112	84,746	1,561,749	9,707,395
Exchange rate differences on gold and foreign currency	1,270,863	123,169	330,812	6,847	(8)	35,431	(33,877)	1,733,237
NIFFI And Exchange Rate Differences	1,341,015	123,169	8,956,206	(892,911)	265,104	120,177	1,527,872	11,440,632
Net Financial Income	16,695,413	8,004,635	426,307	4,210,270	325,328	229,718	1,551,607	31,443,278
Services Fee Income	5,418,126	831,023	40,506	2,215,442	-	677,975	-64,366	9,118,706
Services Fee Expenses	(1,232,265)	(103,137)	(85,134)	(758,049)	-	(32,149)	29,114	(2,181,620)
Income from insurance activities	-	-	-	-	1,025,991	-	279,531	1,305,522
Net Service Fee Income	4,185,861	727,886	(44,628)	1,457,393	1,025,991	645,826	244,279	8,242,608
Subtotal	20,881,274	8,732,521	381,679	5,667,663	1,351,319	875,544	1,795,886	39,685,886
Result from exposure to changes in the purchasing power of money	(1,835,081)	(2,365,062)	(1,562,400)	(885,652)	(399,486)	(186,231)	(2,019,109)	(9,253,021)
Other operating income	1,486,750	1,415,572	117,166	812,447	6,636	141,375	(174,812)	3,805,134
Loan loss provisions	(2,557,593)	(1,332,146)	(24,995)	(3,934,373)	-	(117,924)	-	(7,967,031)
Net operating income / (loss)	17,975,350	6,450,885	(1,088,550)	1,660,085	958,469	712,764	(398,035)	26,270,968
Personnel expenses	(8,803,439)	(1,574,602)	(543,288)	(1,791,966)	(171,808)	(294,857)	(324,340)	(13,504,300)
Administration expenses	(5,652,992)	(730,139)	(283,864)	(1,436,941)	(233,661)	(300,768)	22,969	(8,615,396)
Depreciations and impairment of non-financial assets	(398,291)	(127,812)	(28,250)	(70,023)	(7,522)	(2,615)	(30,641)	(665,154)
Other operating expenses	(3,557,128)	(1,570,475)	(439,465)	(963,097)	(1,021)	(82,067)	(19,908)	(6,633,161)
Operating (loss) / income	(436,500)	2,447,857	(2,383,417)	(2,601,942)	544,457	32,457	(749,955)	(3,147,043)
Income from associates and joint ventures	-	-	-	(6,881)	-	-	6,881	-
Result before taxes	(436,500)	2,447,857	(2,383,417)	(2,608,823)	544,457	32,457	(743,074)	(3,147,043)
Income tax	(337,442)	(635,966)	(138,783)	361,888	(236,071)	(58,690)	(510,010)	(1,555,074)
Net (loss) / income	(773,942)	1,811,891	(2,522,200)	(2,246,935)	308,386	(26,233)	(1,253,084)	(4,702,117)
Net (loss) / income for the year attributable to owners of the parent company	(733,224)	1,811,891	(2,522,200)	-2,246,935	308,386	(26,233)	(1,249,735)	(4,658,050)
Net loss for the year attributable to non-controlling interest	(40,718)	-	-	-	-	-	(3,349)	(44,067)
Other comprehensive (loss) / income	(24,855)	189,655	186,199	318	(1,658)	-	21,958	371,617
Other comprehensive (loss) / income attributable to owners of the parent company	(24,855)	189,655	186,199	318	(1,658)	-	21,572	371,231
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	386	386
Comprehensive (loss) / income for the year	(798,797)	2,001,546	(2,336,001)	(2,246,617)	306,728	(26,233)	(1,231,126)	(4,330,500)
Comprehensive (loss) / income attributable to owners of the parent company	(758,079)	2,001,546	(2,336,001)	(2,246,617)	306,728	(26,233)	(1,228,163)	(4,286,819)
Comprehensive loss attributable to non-controlling interest	(40,718)	-	-	-	-	-	(2,963)	(43,681)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Asset by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Cash and due from banks	6,357,430	590,773	18,104,666	165,664	6,841	541	(20,592)	25,205,323
Debt securities at fair value through profit or loss	-	-	25,052,554	172,260	-	-	677,370	25,902,184
Loans and other financing	48,927,312	68,919,197	5,133,358	15,113,729	216,278	39,326	(4,347,840)	134,001,360
Other Assets	958,922	27,501	11,909,500	3,251,455	1,155,018	435,670	5,180,855	22,918,921
Total Assets	56,243,664	69,537,471	60,200,078	18,703,108	1,378,137	475,537	1,489,793	208,027,788

Liabilities by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Deposits	80,026,461	10,482,457	36,399,868	1,600,834	-	-	(390,330)	128,119,290
Financing received from the Argentine Central Bank and others	14,796	6,253,027	1,398,610	439,402	-	-	(97,680)	8,008,155
Negotiable obligations	-	-	14,612,858	4,341,420	-	-	553,573	19,507,851
Other liabilities	7,773,656	1,948,346	11,403,533	9,535,194	554,777	203,894	(10,242,223)	21,177,177
Total Liabilities	87,814,913	18,683,830	63,814,869	15,916,850	554,777	203,894	(10,176,660)	176,812,473

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	For the year ended 12.31.2017
Interest Income	15.485.230	9.193.774	2.150.111	8.389.548	-	-	(968.139)	34.250.524
Interest Expense	(3.737.355)	(451.503)	(6.995.270)	(2.648.088)	-	(29)	1.049.288	(12.782.957)
Distribution of results by Treasury	2.662.554	(5.253.561)	2.591.007	-	-	-	-	-
Net interest income	14.410.429	3.488.710	(2.254.152)	5.741.460	-	(29)	81.149	21.467.567
Net income from financial instruments at fair value through profit or loss	(28.907)	-	4.425.101	(634.803)	235.516	64.910	1.392.537	5.454.354
Exchange rate differences on gold and foreign currency	365.444	(104.511)	325.848	8.356	-	1.831	7.766	604.734
NIFFI And Exchange Rate Differences	336.537	(104.511)	4.750.949	(626.447)	235.516	66.741	1.400.303	6.059.088
Net Financial Income	14.746.966	3.384.199	2.496.797	5.115.013	235.516	66.712	1.481.452	27.526.655
Services Fee Income	5.722.307	1.130.057	41.992	1.721.223	-	513.216	199.170	9.327.965
Services Fee Expenses	(1.250.037)	(59.582)	(44.019)	(178.106)	-	-	(345.668)	(1.877.412)
Income from insurance activities	-	-	-	-	983.795	-	399.914	1.383.709
Net Service Fee Income	4.472.270	1.070.475	(2.027)	1.543.117	983.795	513.216	253.416	8.834.262
Subtotal	19.219.236	4.454.674	2.494.770	6.658.130	1.219.311	579.928	1.734.868	36.360.917
Result from exposure to changes in the purchasing power of money	(948.332)	(1.153.660)	(469.255)	(264.439)	(217.545)	(40.496)	(892.463)	(3.986.190)
Other operating income	1.806.462	604.994	145.679	1.378.346	4.890	(3.770)	(1.109.125)	2.827.476
Loan loss provisions	(2.165.779)	(445.109)	(10.574)	(3.576.034)	-	-	(6.852)	(6.204.348)
Net operating income / (loss)	17.911.587	3.460.899	2.160.620	4.196.003	1.006.656	535.662	(273.572)	28.997.855
Personnel expenses	(8.925.324)	(1.653.483)	(610.812)	(1.887.567)	(169.025)	(93.129)	(99.825)	(13.439.165)
Administration expenses	(5.409.736)	(684.388)	(323.670)	(1.717.251)	(214.828)	(24.521)	808.100	(7.566.294)
Depreciations and impairment of non-financial assets	(589.546)	(130.233)	(152.759)	(76.898)	(7.024)	(266)	(93)	(956.819)
Other operating expenses	(3.993.643)	(1.028.888)	(351.944)	(964.378)	(2.598)	(20.783)	(32.308)	(6.394.542)
Operating (loss) / income	(1.006.662)	(36.093)	721.435	(450.091)	613.181	396.963	402.302	641.035
Income from associates and joint ventures	-	-	-	10.411	-	-	(10.411)	-
Result before taxes	(1.006.662)	(36.093)	721.435	(439.680)	613.181	396.963	391.891	641.035
Income tax	(184.935)	(222.877)	(583.091)	(398.280)	(244.960)	(150.825)	(17.901)	(1.802.869)
Net (loss) / income	(1.191.597)	(258.970)	138.344	(837.960)	368.221	246.138	373.990	(1.161.834)
Net (loss) / income for the year attributable to owners of the parent company	(1.192.896)	(258.970)	138.344	(837.960)	368.221	246.138	376.658	(1.160.465)
Net income / (loss) for the year attributable to non-controlling interest	1.299	-	-	-	-	-	(2.668)	(1.369)
Other comprehensive income / (loss)	6.998	7.879	2.889	(111)	57.915	-	(3.450)	72.120
Other comprehensive income / (loss) attributable to owners of the parent company	6.998	7.879	2.889	(111)	57.915	-	(3.470)	72.100
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	20	20
Comprehensive (loss) / income for the year	(1.184.599)	(251.091)	141.233	(838.071)	426.136	246.138	370.540	(1.089.714)
Comprehensive (loss) / income attributable to owners of the parent company	(1.185.898)	(251.091)	141.233	(838.071)	426.136	246.138	373.188	(1.088.365)
Comprehensive income (loss) attributable to non-controlling interest	1.299	-	-	-	-	-	(2.648)	(1.349)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

4. INCOME TAX

On December 21, 2019, the National Executive enacted Income Tax Law 27,541. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

Article 27 of the Law stipulates that the inflation adjustment, positive or negative, corresponding to the first and second fiscal year beginning on January 1, 2019, should allocate a sixth (1/6) in that fiscal period and the remaining five sixth (5/6), in equal parts, in the next five (5) immediate fiscal periods.

In turn, it is clarified that said provision does not preclude the allocation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law.

Article 48 of the Law 27,541 establishes that until the fiscal years beginning as of January 1, 2021 inclusive, the tax rate will be thirty percent (30%) -Dividends or distributed profits will be 7%.

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate as of December 31, 2019, 2018 and 2017:

	12/31/2019	12/31/2018	12/31/2017
Current income tax	(412,963)	(741,754)	(2,043,564)
Income tax – deferred method	244,268	(813,320)	240,695
Income tax allotted in the Income Statement	(168,695)	(1,555,074)	(1,802,869)
Income tax allotted in Other comprehensive income	7,716	(123,042)	(32,434)
Total Income Tax Charge	(160,979)	(1,678,115)	(1,835,303)

The following is a reconciliation between the income tax charged to income as of December 31, 2019, 2018 and 2017, and that which would result from applying the current tax rate on the accounting profit

	12/31/2019	12/31/2018	12/31/2017
Income before taxes	(1,984,927)	(3,147,043)	641,035
Tax rate	30%	30%	35%
Income for the year at tax rate	595,478	944,113	(224,362)
Permanent differences at tax rate:
Result from exposure to changes in the purchasing power of money	(1,607,870)	(2,818,203)	(1,395,167)
Deductible investments	57,216	323,526	41,307
Tax inflation adjustment	1,775,525	-	(397,406)
Others	(989,044)	(4,510)	172,759
Income tax	(168,695)	(1,555,074)	(1,802,869)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

4.1	Deferred tax

The net position of the deferred tax is as follows:

	12/31/2019	12/31/2018
Deferred tax assets	1,671,195	1,264,222
Deferred tax liability	(506,291)	(343,586)
Net assets by deferred tax	1,164,904	920,636

Deferred taxes to be recovered in more than 12 months	1,515,532	1,154,710
Deferred taxes to be recovered in 12 months	155,663	109,512
Subtotal – Deferred tax assets	1,671,195	1,264,222
Deferred taxes to be paid in more than 12 months	-	(237,571)
Deferred taxes to be paid in 12 months	(506,291)	(106,015)
Subtotal – Deferred tax liabilities	(506,291)	(343,586)
Total Net Assets by deferred Tax	1,164,904	920,636

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at 12/31/2018	(Charge)/Credit to Income	Balance at 12/31/2019
Intangible assets	(384,706)	(317,274)	(701,980)
Retirement plans	88,468	(4,003)	84,465
Loan Loss Reserves	1,609,515	(688,632)	920,883
Property, plant and equipment	(517,564)	(389,819)	(907,383)
Foreign Currency	(126,045)	64,558	(61,487)
Loss Carry Forward	247,083	(82,059)	165,024
Inflation adjustment credit	-	1,492,842	1,492,842
Provisions	-	196,064	196,064
Others	3,885	(27,409)	(23,524)
Total	920,636	244,268	1,164,904

	Balance at 12/31/2017	(Charge)/Credit to Income	Balance at 12/31/2018
Intangible assets	(74,203)	(310,503)	(384,706)
Retirement plans	407,656	(319,188)	88,468
Loan Loss Reserves	1,311,637	297,878	1,609,515
Property, plant and equipment	(273,683)	(243,881)	(517,564)
Foreign Currency	(121,998)	(4,047)	(126,045)
Loss Carry Forward	-	247,083	247,083
Others	484,547	(480,662)	3,885
Total	1,733,956	(813,320)	920,636

5. FINANCIAL INSTRUMENTS

Financial instruments held by the Group as of December 31, 2019 and 2018:

Financial Instruments as of 12/31/2019	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Cash and due from banks	29,910	26,373,189	-	26,403,099
- Debt securities at fair value through profit or loss	568,501	-	-	568,501
- Derivatives	257,587	-	-	257,587
- Other financial assets	1,101,531	995,335	-	2,096,866
- Loans and other financing	-	88,010,011	-	88,010,011
- Other debt securities	-	3,287,385	7,171,171	10,458,556
- Financial assets in guarantee	4,924,540	409,164	-	5,333,704
- Investments in Equity Instruments	5,796	-	8,783	14,579
Total Assets	6,887,865	119,075,084	7,179,954	133,142,903
Liabilities
- Deposits		89,008,177	-	89,008,177
- Liabilities at fair value through profit or loss	189,554	-	-	189,554
- Derivates		319,817	-	319,817
- Other financial liabilities	5,996,738	3,118,827	-	9,115,565
- Financing received from the Argentine Central Bank and other financial institutions	-	9,017,597	-	9,017,597
- Unsubordinated Negotiable obligations	-	6,086,475	-	6,086,475
-Subordinated Negotiable Obligations	-	2,119,888	-	2,119,888
Total Liabilities	6,186,292	109,670,781	-	115,857,073

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Financial Instruments as of 12/31/2018	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Cash and due from banks	15,997	51,806,375	-	51,822,372
- Debt securities at fair value through profit or loss	23,247,329	-	-	23,247,329
- Derivatives	24,496	-	-	24,496
- Other financial assets	23,181	2,588,976	-	2,612,157
- Loans and other financing	-	118,771,635	-	118,771,635
- Other debt securities	-	6,458,727	173,134	6,631,861
- Financial assets in guarantee	2,896,049	191,701	-	3,087,750
- Investments in Equity Instruments	2,466	-	13,539	16,005
Total Assets	26,209,518	179,817,414	186,673	206,213,605
Liabilities
- Deposits	-	145,996,201	-	145,996,201
- Liabilities at fair value through profit or loss	412,403	-	-	412,403
- Derivates	144,944	-	-	144,944
- Other financial liabilities	4,472,991	2,091,405	-	6,564,396
- Financing received from the Argentine Central Bank and other financial institutions	23,023	12,334,083	-	12,357,106
- Unsubordinated Negotiable obligations	-	14,317,445	-	14,317,445
-Subordinated Negotiable Obligations	-	2,128,759	-	2,128,759
Total Liabilities	5,053,361	176,867,893	-	181,921,254

6. FAIR VALUES

6.1	Fair Value of Financial Instruments

The Group classifies fair values of financial instruments in a three level hierarchy according to the reliability of the inputs used to determine them.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quoted price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to determine fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

The Group’s financial instruments measured at fair value as of December 31, 2019 and 2018 are detailed below:

Financial Instruments as of 12/31/2019	FV level 1	FV level 2	FV level 3	Total
Assets
- Cash and due from banks	29,910	-	-	29,910
- Debt securities at fair value through profit or loss	564,830	-	3,671	568,501
- Derivatives	257,587	-	-	257,587
- Other financial assets	1,101,531	-	-	1,101,531
- Other debt securities	7,171,171	-	-	7,171,171
- Financial assets in guarantee	4,924,540	-	-	4,924,540
- Investments in Equity Instruments	5,796	8,783	-	14,579
Total Assets	14,055,365	8,783	3,671	14,067,819
Liabilities
- Liabilities at fair value through profit or loss	189,554	-	-	189,554
- Other financial liabilities	5,996,738	-	-	5,996,738
Total Liabilities	6,186,292	-	-	6,186,292

Financial Instruments as of 12/31/2018	FV level 1	FV level 2	FV level 3	Total
Assets
- Cash and due from banks	15,997	-	-	15,997
- Debt securities at fair value through profit or loss	5,761,365	17,485,964	-	23,247,329
- Derivatives	24,496	-	-	24,496
- Other financial assets	23,181	-	-	23,181
- Other debt securities	173,134	-	-	173,134
- Financial assets in guarantee	2,896,049	-	-	2,896,049
- Investments in Equity Instruments	2,466	13,539	-	16,005
Total Assets	8,896,688	17,499,503	-	26,396,191
Liabilities
- Liabilities at fair value through profit or loss	412,403	-	-	412,403
- Derivative instruments	-	144,944	-	144,944
- Other financial liabilities	4,472,991	-	-	4,472,991
- Financing received from the Argentine Central Bank and other financial institutions	23,023	-	-	23,023
Total Liabilities	4,908,417	144,944	-	5,053,361

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2018	Transfers(*)	Additions	Disposals	P/L	12/31/2019
Assets
- Debt securities at fair value through profit or loss	-	3,671	-	-	-	3,671

(*) The transfer was due to the lack of observable prices, directly or indirectly, for the measurement of this Financial Instruments

The Group’s policy is to recognize transfers between fair value levels only at end of period. The transfers were produced by the classification as Level 3 of the financial instruments with lack of observable prices.

Valuation Techniques

Valuation techniques to determine fair values Level 2 and Level 3 include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

The valuation technique to determine fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices).

For Level 3, the Group uses valuation techniques through spot rate curves which calculate the yield upon market prices.

These valuation techniques are detailed below:

- Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

- Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or financial instruments with variable interest rate.

The principal inputs considered by the Group for its determination of fair values under the linear interpolation model are:

- Instrument prices that were quoted between the date the curve is estimated and the settlement date of the latest payment available.

- Implicit rates in the last available tender.

- Only instruments that have been traded with a 24-hour settlement are considered.

- If the same instrument has been listed on MAE (“Mercado Abierto Electrónico”) and Bolsar, only the market price that has been traded in the market with higher volume is considered

- The yield curve is standardized based on a set of nodes, each of which has an associated expiration date.

- Instruments denominated in US dollars are converted at the exchange rate on the date the instrument is negotiated.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in US dollars are established based on bonds predefined by Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for own portfolio.

- The portfolio of bonds used as input is changed with every issuance.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.

In the event that the transaction price differs from the determined fair value, the difference will be recognized in the statement of results proportionally for the duration of the instrument.

6.2        Fair Value of other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their fair value in these financial statements:

- Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

- Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Bank's portfolio.

- For listed assets and the quoted debt, fair value was determined based on market prices.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2019 and 2018, respectively:

Other Financial Instruments as of 12/31/2019	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	26,373,189	26,373,189	26,373,189	-	-
-Other financial assets	995,335	995,335	995,335	-	-
-Loans and other financing	88,010,011	91,637,500	-	-	91,637,500
- Other Debt Securities	3,287,385	3,370,171	3,370,171	-	-
-Financial assets in guarantee	409,164	409,164	409,164	-	-
	119,075,084	122,785,359	31,147,859	-	91,637,500
Financial Liabilities
-Deposits	89,008,177	89,009,817	-	-	89,009,817
-Repo transactions	319,817	319,817	319,817	-	-
-Other financial liabilities	3,118,827	3,174,432	3,174,432	-	-
-Financing received from the BCRA and other financial institutions	9,017,597	8,778,079	-	-	8,778,079
- Unsubordinated Negotiable obligations	6,086,475	6,086,475	6,086,475	-	-
- Subordinated Negotiable Obligations	2,119,888	2,368,114	2,368,114	-	-
	109,670,781	109,736,734	11,948,838	-	97,787,896

Other Financial Instruments as of 12/31/2018	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	51,806,375	51,806,375	51,806,375	-	-
-Other financial assets	2,588,976	2,588,976	2,588,976	-	-
-Loans and other financing	118,771,635	138,529,292	-	-	138,529,292
- Other Debt Securities	6,458,727	6,466,670	6,466,670	-	-
-Financial assets in guarantee	191,701	191,701	191,701	-	-
	179,817,414	199,583,014	61,053,722	-	138,529,292
Financial Liabilities
-Deposits	145,996,201	145,629,417	-	-	145,629,417
-Other financial liabilities	2,091,405	2,091,405	2,091,405	-	-
-Financing received from the BCRA and other financial institutions	12,334,083	10,134,114	53,055	-	10,081,059
- Unsubordinated Negotiable obligations	14,317,445	12,232,833	12,232,833	-	-
- Subordinated Negotiable Obligations	2,128,759	2,109,793	2,109,793	-	-
	176,867,893	172,197,562	16,487,086	-	155,710,476

6.3        Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value with changes in profit or loss as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
YPF S.A.	-	1,665
Grupo Financiero Galicia S.A.	5,796	801
Loma Negra S.A.	-	-
Tenaris SA	-	-
Pampa Energía S.A.	-	-
Total	5,796	2,466

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

The following are the equity instruments measured at Fair Value with changes in Other Comprehensive Income as of December 31, 2019 and 2018:

	FV at 12/31/2018	Loss through OCI	FV at 12/31/2019
MAE	7,092	(2.482)	4,610
SEDESA	2,483	(869)	1,614
COELSA	1,414	(495)	919
PROVINCANJE	417	(145)	272
CUYO AVAL SGR	1,383	(334)	1,049
ARGENCONTROL	193	(68)	125
LOS GROBO SGR	321	(251)	70
IEBA SA	93	(32)	61
Others	143	(80)	63
Total	13,539	(4,756)	8,783

	FV at 12/31/2017	Income through OCI	Exposure to changes in Purchasing Power	FV at 12/31/2018
MAE	10,470	-	(3,378)	7,092
SEDESA	3,666	-	(1,183)	2,483
COELSA	2,088	-	(674)	1,414
PROVINCANJE	615	-	(198)	417
CUYO AVAL SGR	505	1,229	(351)	1,383
ARGENCONTROL	285	-	(92)	193
LOS GROBO SGR	154	255	(88)	321
IEBA SA	138	-	(45)	93
Others	63	119	(39)	143
Total	17,984	1,603	(6,048)	13,539

7. FINANCE LEASES

7.1 The Group as lessee

(i)	The following table shows the carrying amount in the financial position:

	12/31/2019	01/01/2019
Right-of-use asset
Land and buildings	988,386	1,354,278
Lease liability
Current	467,977	596,813
Non-current	478,413	757,465
Total	946,390	1,354,278

(ii)	The following table shows the amounts charged in the income statement:

Items	12/31/2019
Right-of-use assets – Depreciation	567,192
Interest expenses on lease liabilities (Other operating expenses)	212,492

(iii)	Lease activities:

The Group leases several branches. Rental agreements are generally made for fixed periods of 1 to 10 years, but may have extension options as described in (iv) below.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Contracts may contain lease components or not. The Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not, and instead counts them as a single lease component.

Lease terms are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

Until 2018, Property, Plant and Equipment leases were classified as operating leases. As of January 1, 2019, leases are recognized as a right-of-use asset by registering a liability as a counterparty on the date on which the leased asset is available for use by the Entity.

Assets and liabilities arising from leases are initially measured based on the present value. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including fixed payments in substance), less any incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Group under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, the Group:

•	whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received.
•	uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
•	makes specific adjustments for the lease, for example, term, currency and guarantee.

The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payment made at or before the commencement date, less any lease incentives received;
•	any initial direct costs, and
•	an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less and that does not contains a purchase option. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

7.2 The Group as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2019 and 2018:

Financial Lease Receivables	12/31/2019	12/31/2018
Up to 1 year	1,783,106	2,627,616
More than a year up to two years	1,167,248	2,032,214
From two to three years	665,603	1,147,353
From three to five years	421,983	681,233
More than five years	20,379	14,454
Total	4,058,319	6,502,870
Unearned financial income	-871,630	(1,355,568)
Net investment in the lease	3,186,689	5,147,302

The balance of allowance for loan losses related to finance leases amounts to 82,052 and 97,130 as of December 31, 2019 and 2018.

Operating Lease Receivables	12/31/2019	12/31/2018
Up to 1 year	16,706	3,695
More than a year up to two years	15,732	3,695
From two to three years	13,543	2,175
From three to five years	9,202	0
Total	55,183	9,565

8. TRANSFER OF FINANCIAL ASSETS

When the Group transfers financial assets under an agreement that meets all requirements to derecognize such assets, the difference between the carrying amount of those assets and the amount received as consideration is charged to income.

(a)	Transfers that do not qualify for derecognition

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
Securitized Personal Loans
Asset	1,614,099	1,184,669
Liabilities	849,775	827,152
Transfers of receivables with recourse
Asset	30,201	217,277
Liabilities	-	113,948

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

(b)	Transfers of financial assets that qualify for derecognition

The Group makes, in certain opportunities, non-recourse portfolio sales. In these cases, the Group has not retained any substantial risk or reward regarding the transferred portfolio, and therefore, such portfolio meets derecognition requirements.

9. REPO AND REVERSE REPO TRANSACTIONS

The Group carries out repo transactions in which it performs the spot sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in "Financial Assets Pledged as Collateral" at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 "Financial Instruments") are not met.

The residual values of assets transferred under repo transactions as of December 31, 2019 and 2018 are detailed below:

Repo Transactions:

Book Value
December 31, 2019	319,817
December 31, 2018	-

10. DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Group enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

-	Forwards and futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument.
Forwards contracts are OTC agreements and are principally dealt in by the Group in foreign exchange as forward agreements.
-	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.
-	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2019 and 2018, the following amounts were recorded for operations related to derivatives:

	12/31/2019	12/31/2018
Amounts receivable for spot and forward transactions pending settlement	257,587	24,496
Amounts payable for spot and forward transactions pending settlement	-	(144,944)
	257,587	(120,448)

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
Forward sales of foreign exchange without delivery of underlying assets	279,833	230,253
Forward purchases of foreign exchange without delivery of underlying assets	-	1,560,382

The incomes/(expenses) generated by derivative financial instruments during the years ended December 31, 2019, 2018 and 2017 amounted to 713,616, (2,605,689) and (166,485) respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

11. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group´s shareholders by the weighted average number of outstanding common shares during the period. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2019	12/31/2018	12/31/2017
Income attributable to shareholders of the group	(2,151,600)	(4,658,050)	(1,160,465)
Weighted average of ordinary shares (thousands)	456,722	456,722	392,832
Income per share	(4.71)	(10.20)	(2.95)

12. SPECIAL TERMINATION ARRANGEMENTS

Special termination arrangements are principally termination benefits payable to employees who accepted a pre-retirement offer. These benefits are payable during the period between their effective termination date and their retirement age, when they voluntarily accept an irrevocable termination arrangement.

As of December 31, 2019 and 2018, special termination arrangements amounted to Ps. 947,536 and Ps. 609,302, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2019 and 2018 were Ps. 527,901 and Ps. 125,547, respectively.

The evolution during each period is detailed below:

	12/31/2019	12/31/2018
Balances at the beginning	609,302	1,025,488
Charged to profit or loss	527,901	125,547
Benefits paid to participants	(189,667)	(541,733)
Balances at closing	947,536	609,302

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

13. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2019 and 2018 are as follows:

	Gross carrying amount							Depreciation						Net
Item	At the beginning of the year	Useful Life	Revaluation	Additions	Additions by business combinations	Disposals	At the end of the year	At the beginning of the year	Disposals	Additions by business combinations	Of the Year	Other Movements	At the end of the year	carrying amount 12/31/2019
Cost model
Furniture and facilities	1,008,692	10	-	-	-	-	1,008,692	(693,705)	-	-	(3,434)	-	(697,139)	311,553
Machinery and equipment	3,104,196	5	-	192,354	-	(140,581)	3,155,969	(2,495,971)	312,750	-	(624,196)	-	(2,807,417)	348,552
Vehicles	173,783	5	-	34,806	-	(35,494)	173,095	(58,803)	15,658	-	(31,073)	-	(74,218)	98,877
Right of use assets	-	-	-	1,503,784	-	-	1,503,784	-	644	-	(567,192)	-	(566,548)	937,236
Construction in progress	548,023	-	-	113,370	-	(181,216)	480,177	-	-	-	-	-	-	480,177
Revaluation model
Land and Buildings	1,863,622	50	(62,080)	108,422	-	(92)	1,909,872	(90,547)	29,791	-	(23,433)	-	(84,189)	1,825,683
Total	6,698,316		(62,080)	1,952,736	-	(357,383)	8,231,589	(3,339,026)	358,843	-	(1,249,328)	-	(4,229,511)	4,002,078

	Gross carrying amount							Depreciation						Net
Item	At the beginning of the year	Useful Life	Revaluation	Additions	Additions by business combinations	Disposals	At the end of the year	At the beginning of the year	Disposals	Additions by business combinations	Of the Year	Other Movements	At the end of the year	carrying amount 12/31/2018
Cost model
Furniture and facilities	930,958	10	-	69,318	9,136	(720)	1,008,692	(624,844)	-	(6,443)	(58,389)	(4,029)	(693,705)	314,987
Machinery and equipment	2,925,963	5	-	183,808	19,777	(25,352)	3,104,196	(2,229,327)	20,283	(17,485)	(252,056)	(17,386)	(2,495,971)	608,225
Vehicles	143,263	5	-	54,561	2,769	(26,810)	173,783	(61,193)	15,702	(395)	(12,085)	(832)	(58,803)	114,980
Construction in progress	658,429	-	-	188,663	-	(299,069)	548,023	-	-	-	-	-	-	548,023
Revaluation model
Land and Buildings	1,581,142	50	474,704	-	-	(192,224)	1,863,622	(154,595)	64,048	-	-	-	(90,547)	1,773,075
Total	6,239,755		474,704	496,350	31,682	(544,175)	6,698,316	(3,069,959)	100,033	(24,323)	(322,530)	(22,247)	(3,339,026)	3,359,290

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

13.1 Revaluation of Property, Plant and Equipment

The Group´s properties, plant and equipment measured at revaluation model were valued at each reporting date by an independent expert. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2019.

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

Class	Revaluation date	Revalued amount	Residual Value according to the cost model	Difference
Land and buildings	12/31/2019	1,825,683	1,887,763	(62,080)
Land and buildings	12/31/2018	1,773,074	1,298,370	474,704

For all Land and Buildings with a total valuation of 1,825 million as of December 31, 2019, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2019 would have reduced the value of the Land and Buildings on 91.2 million, which would impact, net of its tax effect on the "Net Revaluation surplus of property, plant and equipment" item in the statement of comprehensive income.

14. INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2019 and 2018 were as follows:

Item	At the Beginning of the year	Total useful life	P/L for changes in the FV	Additions	Disposals	As of 12/31/2019
Measurement at fair value
Rented properties	635,877	50	(127,130)	3,551,323	(5,333)	4,054,737
TOTAL INVESTMENT PROPERTIES	635,877		(127,130)	3,551,323	(5,333)	4,054,737

Item	At the Beginning of the year	Total useful life	P/L for changes in the FV	Additions	Disposals	As of 12/31/2018
Measurement at fair value
Rented properties	441,610	50	221,408	16,103	(43,244)	635,877
TOTAL INVESTMENT PROPERTIES	441,610		221,408	16,103	(43,244)	635,877

Investment properties are measured at their fair value determined by professionally qualified valuers.

For all Investment Properties with a total valuation of 3.878 million as of December 31, 2019, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2019 would have reduced the value of the Investment Properties by 193.9 million, which would impact, net of its tax effect on the "Other Operating Income" item in the Income statement.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

15. INTANGIBLE ASSETS

Intangible assets of the Group for fiscal years ended on December 31, 2019 and 2018 are as follows:

	Gross carrying amount					Depreciation					Net
Item	At the beginning of the year	Additions	Additions by business combinations	Disposals	At the End of the year	At the beginning of the year	Disposals	By business combinations	Of the year	At the End of the year	carrying amount at 12/31/2019
Measurement at cost
Goodwill	2,678,965	13,829	-	-	2,692,794	-	-	-	-	-	2,692,794
Brands	146,907	-	-	-	146,907	-	-	-	-	-	146,907
Other intangible assets	2,228,054	651,095	-	(4,269)	2,874,880	(883,780)	120	-	(458,407)	(1,342,067)	1,532,813
TOTAL	5,053,926	664,924	-	(4,269)	5,714,581	(883,780)	120	-	(458,407)	(1,342,067)	4,372,514

	Gross carrying amount					Depreciation					Net
Item	At the beginning of the year	Additions	Additions by business combinations	Disposals	At the End of the year	At the beginning of the year	Disposals	By business combinations	Of the year	At the End of the year	carrying amount at 12/31/2018
Measurement at cost
Goodwill	255,323	2,423,642	-	-	2,678,965	-	-	-	-	-	2,678,965
Brands	-	146,907	-	-	146,907	-	-	-	-	-	146,907
Other intangible assets	1,723,407	1,300,811	2,520	(798,684)	2,228,054	(1,271,996)	618,809	(2,143)	(228,450)	(883,780)	1,344,274
TOTAL	1,978,730	3,871,360	2,520	(798,684)	5,053,926	(1,271,996)	618,809	(2,143)	(228,450)	(883,780)	4,170,146

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

15.1 Goodwill impairment

Goodwill is assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2019	12/31/2018
Supervielle Seguros S.A.	7,115	7,115
Cordial Compañía Financiera S.A.	177,578	177,578
Banco Regional de Cuyo S.A.	63,419	63,419
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	1,355,982	1,355,982
Micro Lending S.A.U.	1,067,660	1,067,660
Others	21,040	7,211
TOTAL	2,692,794	2,678,965

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

The discount rates used are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2019	2020	2021	2022	2023	2024
Inflation (end of period)	54.3%	44.2%	25.3%	17.2%	10.0%	8.5%
Inflation (average)	53.3%	54.6%	29.3%	20.6%	13.1%	9.1%
Cost of funding (end of period)	61.4%	36.8%	25.9%	15.4%	11.5%	11.5%
Cost of funding (average)	65.0%	45.2%	31.4%	19.9%	13.2%	11.5%
Loan’s interest rate (average)	78.3%	61.0%	50.0%	41.8%	39.2%	39.0%

Goodwill has been tested annually for impairment. No impairment adjustments have been determined over these assets as a result of the tests performed.

The sensitivity analysis for the cash-generating unit to which the Goodwill was allocated was based on a 5% increase in the weighted average cost of capital. The Group concluded that no impairment loss would need to be recognized on the Goodwill in the segment under these conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

16. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

16.1 Debt securities at fair value through profit or loss

	12/31/2019	12/31/2018
Government securities	564,833	5,741,430
Corporate securities	3,668	114,648
Securities issued by the BCRA	-	17,391,251
	568,501	23,247,329

16. 2 Other financial assets

	12/31/2019	12/31/2018
Participation Certificates in Financial Trusts	30,592	16,840
Investments in Mutual Funds	865,872	1,008,467
Other investments	59,608	12,211
Receivable from spot sales pending settlement	138,591	6,341
Several debtors	623,070	994,919
Miscellaneous debtors for credit card operations	379,133	573,379
	2,096,866	2,612,157

16.3 Other debt securities

	12/31/2019	12/31/2018
Negotiable obligations	-	3,938
Debt securities from Financial trusts	-	1,863
Government securities	10,449,499	6,626,011
Others	9,057	49
	10,458,556	6,631,861

16.4 Financial assets in guarantee

	12/31/2019	12/31/2018
Special guarantees accounts in the Argentine Central Bank	2,120,732	2,088,896
Deposits in guarantee	3,212,972	998,854
	5,333,704	3,087,750

16.5 Inventories

	12/31/2019	12/31/2018
Electronics	21,752	92,429
Home and Health care	7,734	16,574
Tools and Workshop Equipment	16,249	365
Obsolescence Reserve	(1,280)	(1,811)
	44,455	107,557

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

16.6 Other non-financial assets

	12/31/2019	12/31/2018
Other Miscellaneous assets	831,142	912,352
Loans to employees	263,922	202,414
Payments in advance	13,570	48,568
Retirement Plan	151,171	196,799
Works of art and collector's pieces	34,546	6,896
	1,294,351	1,367,029

16.7 Deposits

	12/31/2019	12/31/2018
Non-financial sector	5,470,177	17,083,822
Financial sector	28,098	38,821
Current accounts	10,885,298	10,287,013
Savings accounts	39,992,352	72,085,308
Time deposits and investments accounts	29,717,376	41,818,262
Others	2,914,876	4,682,975
	89,008,177	145,996,201

16.8 Liabilities at fair value through profit or loss

	12/31/2019	12/31/2018
Liabilities for transactions in local currency	189,554	177,215
Liabilities for transactions in foreign currency	-	235,188
	189,554	412,403

16.9 Other financial liabilities

	12/31/2019	12/31/2018
Amounts payable for spot transactions pending settlement	2,193,818	850,096
Collections and other operations on behalf of third parties	5,224,611	4,948,447
Fees accrued to pay	269	56,087
Financial guarantee contracts	15,268	56,260
Liabilities associated with the transfer of financial assets not derecognized	713,177	593,093
Lease liability	946,390	-
Others	22,032	60,413
	9,115,565	6,564,396

16.10 Financing received from the Argentine Central Bank and other financial institutions

	12/31/2019	12/31/2018
Financing received from local financial institutions	939,136	1,918,696
Financing received from international institutions	8,078,461	10,438,410
	9,017,597	12,357,106

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

16.11 Provisions

	12/31/2019	12/31/2018
Legal issues	33,049	47,176
Labor lawsuits	28,023	26,391
Tax	77,882	20,390
Restructuring Provision	500,000	-
Others	21,930	22,809
Judicial Deposits	15,767	15,097
Eventual commitments	367	1,840
	677,018	133,703

16.12 Other non-financial liabilities

	12/31/2019	12/31/2018
Payroll and social securities	3,967,872	3,499,379
Sundry creditors	2,357,646	2,302,636
Revenue from contracts with customers (1)	192,499	191,378
Tax payable	1,396,223	1,751,473
Social security payment orders pending settlement	218,486	341,196
Other	76,188	228,577
	8,208,914	8,314,639

(1)	Deferred income resulting from contracts with customers includes the liability for the customers’ loyalty program. The Group estimates the value of the points assigned to customers through the application of a mathematical model that considers assumptions about redemption rates, the fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of not redeemed points. As of December 31, 2019 and 2018, the amounts of 192,499 and 191,378, respectively, have been recorded for the points not redeemed or expired.

The following table shows the estimated use of the liability recorded as of December 31, 2019:

	Maturity
Item	Up to 12 months	Up to 24 months	More than 24 months	Total
Revenue from contracts with customers	93,466	47,952	51,081	192,499

16.13 Interest Income

	12/31/2019	12/31/2018	12/31/2017
Interest on overdrafts	4,566,729	5,000,550	2,901,607
Interest on promissory notes	5,878,441	6,272,282	3,767,219
Interest on personal loans	12,916,398	16,811,397	16,547,779
Interest on corporate unsecured loans	6,141,212	4,643,906	3,060,511
Interest on credit card loans	4,815,023	5,249,821	5,053,721
Interest on mortgage loans	3,781,641	3,028,718	263,172
Interest on automobile and other secured loan	693,000	757,191	75,662
Interest on foreign trade loans	1,730,633	1,798,461	899,192
Interest on financial leases	1,129,605	1,417,026	1,141,613
Others	3,141,913	1,810,684	540,048
Total	44,794,595	46,790,036	34,250,524

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

16.14 Interest Expenses

	12/31/2019	12/31/2018	12/31/2017
Interest on current accounts deposits	6,010,413	7,890,452	1,564,612
Interest on time deposits	19,855,152	9,991,638	5,786,089
Interest on other financial liabilities	7,692,607	7,296,529	4,460,915
Interest from financing from financial sector	274,101	1,137,554	382,729
Others	1,081,178	471,217	588,612
Total	34,913,451	26,787,390	12,782,957

16.15 Net income from financial instruments at fair value through profit or loss

	12/31/2019	12/31/2018	12/31/2017
Income from corporate and government securities	1,532,374	2,812,312	1,253,840
Income from securities issued by the Argentine Central Bank	18,714,976	9,500,772	4,366,999
Derivatives	713,616	(2,605,689)	(166,485)
Total	20,960,966	9,707,395	5,454,354

16.16 Service fee income

	12/31/2019	12/31/2018	12/31/2017
Commissions from deposits accounts	3,509,557	3,398,652	3,591,081
Commissions from credit and debit cards	2,897,583	3,361,286	3,598,831
Commissions from loans operations	294,820	601,763	543,388
Others	1,897,647	1,757,005	1,594,665
Total	8,599,607	9,118,706	9,327,965

16.17 Service fee expenses

	12/31/2019	12/31/2018	12/31/2017
Commissions paid	2,171,167	2,099,326	1,813,673
Export and foreign currency operations	72,803	82,294	63,739
Total	2,243,970	2,181,620	1,877,412

16.18 Income from insurance activities

	12/31/2019	12/31/2018	12/31/2017
Accrued premiums	2,188,006	2,263,710	2,438,417
Accrued losses	(346,018)	(510,785)	(623,792)
Production expenses	(448,632)	(447,403)	(430,916)
Total	1,393,356	1,305,522	1,383,709

16.19 Other operating income

	12/31/2019	12/31/2018	12/31/2017
Loans recovered and allowances reversed	498,599	488,878	466,741
Insurance commissions	68,287	610,942	544,225
Rental from safety boxes	286,881	368,093	358,390
Commissions from trust services	26,280	11,722	244,890
Returns of risk funds	172,684	431,480	164,515
Commissions from financial guarantees	627,845	723,954	45,557
Default interests	420,933	371,439	232,584
Others	653,758	798,626	770,574
Total	2,755,267	3,805,134	2,827,476

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

16.20 Personnel expenses

	12/31/2019	12/31/2018	12/31/2017
Payroll and social securities	12,415,668	10,009,697	10,258,005
Others expenses	1,748,621	3,494,603	3,181,160
Total	14,164,289	13,504,300	13,439,165

16.21 Administration expenses

	12/31/2019	12/31/2018	12/31/2017
Directors´ and statutory auditors’fees	280,833	251,527	199,248
Professional fees	1,017,618	2,541,276	1,690,134
Advertising and publicity	542,054	633,316	673,128
Taxes	1,469,457	1,648,448	1,672,778
Maintenance, security and services	1,727,446	846,858	804,156
Rent	51,745	715,107	621,264
Others	2,484,390	1,978,864	1,905,586
Total	7,573,543	8,615,396	7,566,294

16.22 Depreciation and impairment of non-financial assets

	12/31/2019	12/31/2018	12/31/2017
Depreciation of property, plant and equipment	682,136	322,530	549,762
Depreciation of other non-financial assets	106,936	113,747	27,405
Depreciation of intangible assets	458,407	228,450	379,652
Depreciation of right-of-use assets	567,192	-	-
Impairment of other-non financial assets	-	427	-
Total	1,814,671	665,154	956,819

16.23 Other operating expenses

	12/31/2019	12/31/2018	12/31/2017
Promotions related with credit cards	510,582	651,017	651,859
Turnover tax	3,749,503	4,311,436	3,459,409
Fair value on initial recognition of loans	200,899	594,275	656,807
Contributions made to deposit insurance system	243,959	237,870	207,594
Others	1,653,348	838,563	1,418,873
Total	6,358,291	6,633,161	6,394,542

17. COMMITMENTS AND CONTINGENCIES

Capital Commitments

During the financial year ended on December 31, 2019, the Group did not assume any significant capital commitment.

Contingencies and Provisions

Provisions for other contingencies to cover labor, legal, tax and other eventual effectiveness miscellaneous risks commitments have been estimated based on the available information and in accordance with the provisions of IFRS.

As of December 31, 2019 and 2018, there were no contingent events entailing remote likelihood and which equity effects have not been recorded.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

18. RELATED PARTY TRANSACTIONS

Related parties are those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity’s financial or operating decisions.

The Group controls another entity when it has power over other entities’ financial and operating decisions and also receives benefits from such entity. The subsidiaries that the Group has control are detailed in Note 1.2.

Furthermore, the key personnel of the Group's Management (Board of Directors members and Managers of the Group and its subsidiaries) are considered as related parties.

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee, Anti-Money Laundering and Anti-Terrorist Financing Committee, Risk Management Committee, Credit House Limit Committee, Ethics, Compliance and Corporate Governance Committee, Human Resources Committee and Disclosure Committee), management and members of our Supervisory Committee in 2019 was approximately Ps. 218.5 million, 224.2 million and Ps.2.3 million, respectively.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2019 and 2018:

	As of December 31, 2019	As of December 31, 2018
Aggregate total financial exposure	963,016	1,204,789
Number of recipient related parties	70	75
(a) Individuals	63	68
(b) Companies	7	7
Average total financial exposure	13,757	21,378
Single largest exposure	823,172	1,131,380

Controlling Interest

Mr. Julio Patricio Supervielle is the main shareholder of the Group. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2019 and December 31, 2018 amounts to the 35.12% and 57.89%; and 35.86% and 69.40%, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

19.	INSURANCE

a.	Assets and liabilities related to insurances activities

	12/31/2019	12/31/2018
Assets related to insurance contracts (Loans and other financing)
Receivables premius	453,978	63,380
Total	453,978	63,380

Liabilities related to insurance contracts (Other non-financial liabilities)
Debt with insured	136,168	203,946
Debt with reinsurers	40,575	22,566
Debt with co-insurers	1,702	26,024
Debt with producers	150,384	44,451
Technical commitments	173,994	18,258
Outstanding claims paid by re-insurance companies (regularizer)	(481)	(723)
Total	502,342	314,522

Debt with insured
Property insurance
Direct administrative insurance	11,242	12,976
Direct insurance in mediation	800	-
Claims settled to pay	881	306
Claims occurred and not reported - IBNR	14,759	14,916
Life insurance
Direct administrative insurance	41,267	48,377
Direct insurance in judgments	1,240	1,088
Direct insurance in mediation	1,837	1,151
Claims settled to pay	20,218	20,974
Claims occurred and not reported - IBNR	43,924	104,158
Total	136,168	203,946

Debt with producers
Producers currenct account	28,247	33,992
Commisions for premiums receivable	122,137	10,459
Total	150,384	44,451

Technical commitments
Course and similar risk
Premiums and surcharges	173,955	18,258
Premium insufficiency	39	-
Total	173,994	18,258

b.	Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2019 and 2018 is disclosed in Note 16.18.

20.	MUTUAL FUNDS

As of December 31, 2019 and 2018, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A.

Mutual Fund	Portfolio		Net Worth		Number of Units
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Premier Renta C.P. Pesos	14.031.863	8.281.012	14.010.386	8.266.083	3.958.398.573	1.475.029.312
Premier Renta Plus en Pesos	109.147	573.083	107.200	554.760	10.250.999	49.671.811
Premier Renta Fija Ahorro	465.427	5.156.205	459.494	5.038.765	12.851.475	136.640.472
Premier Renta Fija Crecimiento	46.922	67.139	46.657	66.643	3.688.485	4.369.322
Premier Renta Variable	166.391	245.226	163.998	226.060	6.982.580	8.130.311
Premier FCI Abierto Pymes	560.360	631.380	559.099	630.259	91.559.624	99.122.237
Premier Commodities	21.039	8.912	13.593	7.930	2.596.034	1.599.150
Premier Capital	129.058	277.778	128.718	277.455	36.057.519	67.052.867
Premier Inversión	135.360	275.771	135.291	275.395	442.160.447	888.100.323
Premier Balanceado	623.862	942.774	623.293	942.030	249.317.925	359.887.367
Premier Renta Mixta	133.255	90.124	133.147	90.080	76.562.093	44.863.120
Premier Renta Mixta en USD	130.212	725.057	129.733	7.222.633	2.815.589	13.892.155
Premier Performance en USD	453.884	3.649.334	452.866	3.630.806	9.312.208	62.805.294
Premier Global USD	698.915	-	696.759	-	11.338.023	-

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

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

22.	RESTRICTED ASSETS

As of December 31, 2019 and 2018, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2019	12/31/2018
Loans and other financing
In guarantee of secured borrowings	-	-
Credit Line	-	-
	-	-
Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	2,120,732	2,088,896
Trust guarantee deposits	3,800	5,127
Guarantee deposits for currency forward transactions	2,104,713	434,126
Guarantee deposits for credit cards transactions	317,407	375,993
Other guarantee deposits	158,562	183,608
Guarantee deposits for repo transactions	23,880	-
	4,729,094	3,087,750

23.	FINANCIAL TRUSTS

The Group acts as trustee or settler in financial trusts:

i)	As Trustee:

Guarantee Management Trusts

Trustee: Banco Supervielle.

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	06/21/2019	16,000	-	Banco Supervielle S.A.	Credimas S.A.
Asministration trust Interconnection 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	09/12/2018, or until the termination of payment obligations through Disbursements (the “Extinction date”).	-	-	Diservel S.R.L., Ingenias S.R.L, Geotecnia (Inv. Calvente), Newen Ingenieria S.A., Ingiciap S.A., Mercados Energeticos, Diservel S.R.L.)
					and the suppliers of works, goods and services included in the Project.	Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017,

and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of pesos)

The group acts also as trustee in the following trusts:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of December 31,2019, mainly originating from the exclusion of assets, amount to 21,018 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 647. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered. On July 31, 2019 the Tax Authority approved the final deregistration in tax matters.

ii)	As Settler

Publicly offered and listed financial trusts as of December 31, 2019 and December 31, 2018:

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

The following are financial trusts where Banco Supervielle S.A acts as settler as of December 31, 2019:

			Securities issued
Financial Trust	Set up on	Value initially assigned in trust	Type	Amount	Type	Amount
Serie 97	03/27/2018	$750,000	VDF TV A Mat: 01/20/20	VN$ 712,500	CP Mat: 03/20/20	VN$ 37,500

Cordial Compañía Financiera Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

The following are financial trusts where Cordial Compañía Financiera S.A acts as settler as of December 31, 2019:

			Securities issued
Financial Trust	Set up on	Value initially assigned in trust	Participation Certificates	Debt Instruments
20	04/08/2019	$600.000	$120.000	$480.000
21	06/24/2019	$1.000.000	$780.000	$220.000
22	11/13/2019	$571.560	$102.300	$469.260

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Micro Lending Financial Trust

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount		Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Vto: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Vto: 06/20/13		Vto: 10/20/13		Vto: 01/20/17
			Vto: 01/15/19		Vto: 04/15/19		Vto: 07/22/22
XVIII	06/16/2017	$ 119,335	VDF TV A	VN $ 89,501	VDF TV B	VN $ 7,291	CP	VN $ 22,543
			Vto: 05/15/19		Vto: 08/15/19		Vto: 10/15/22

24.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

a.	Unsubordinated Negotiable Obligations

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

Banco Supervielle S.A.

On April 25, 2013, the Shareholders' meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the "Program") for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders' meeting No. 43 approved the increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 approved the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s increase up by Resolution No. 18,608 on April 12, 2017.

Global Program for the Issuance of Medium-Term Securities for up to V / N US $ 800,000,000

On September 22, 2016, the Shareholders' meeting No. 117, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of USD 800,000,000 (United States dollars eight hundred million). The Program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

On March 6, 2018, the Shareholders' meeting, resolved to approve the extension of the Program for up to a maximum outstanding amount of USD 2,300,000,000 (United States dollars two thousand and three hundred million). The Program was authorized by the National Securities Commission through Resolution No. 19,470 dated April 16, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

On August 6, 2018 the Shareholders’ meeting resolved to request the National Securities Commission the Bank’s registration as Frequent Issuer of Negotiable Obligations. The request was authorized by the National Securities Commission through Resolution No. 19,958 dated December 27, 2018.

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On April 25, 2013, the Shareholders' meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the "Program") for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders' meeting No. 43 approved the Increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 passed the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s grow up by Resolution No. 18,608 on April 12, 2017.

As of December 31, 2019 and 2018, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows:

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2019	12/31/2018
Grupo Supervielle Class XIII	01/31/2014	01/31/2019	Badlar + Spread 6.25%	-	43,108
Banco Supervielle Class A	02/09/2017	08/09/2020	Badlar + Spread 4.5%	3,804,338	6,461,888
Banco Supervielle Class B	12/22/2017	12/22/2019	Floating TM20 + Spread 3.25%	-	923,233
Banco Supervielle Class C	12/22/2017	12/22/2021	Badlar + Spread 4.25%	667,169	1,026,425
Banco Supervielle Class D	02/14/2018	08/14/2019	Badlar + Spread 3.5%	-	1,182,758
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	1,599,410	2,595,420
Cordial Compañía Financiera Class XIV	05/11/2017	05/11/2019	Badlar + Spread 3.5%	-	611,622
Cordial Compañía Financiera Class XV	08/24/2017	02/23/2019	Badlar + Spread 4.75%	-	562,105
Cordial Compañía Financiera Class XVI	11/22/2017	11/21/2019	Floating TM20 + Spread 4.25%	-	832,253
Micro Lending Class II	08/16/2016	08/16/2019	Badlar + Spread 5%	-	30,773
Micro Lending Class III	10/04/2017	10/05/2020	Badlar + Spread 7%	15,558	47,860
Total				6,086,475	14,317,445

b.	Subordinated Negotiable Obligations

Program for the issuance of Negotiable Obligations for up to nominal value $ 750,000,000 (increased to nominal value $ 2,000,000,000)

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, approved the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). On April 15, 2016, the Ordinary and Extraordinary Shareholders' meeting approved the increase the maximum outstanding amount of the Program to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The following chart provides the main terms and conditions of issuances underway as of December 31, 2019 and 2018:

								Book Value
Issuance date	Currency	Class	Amount	Amortization	Term	Maturity date	Rate	12/31/2019	12/31/2018
08/20/2013	U$S	III	22,500	100% at mat,	84 Months	08/20/20	7%	1,308,192	1,340,759
11/18/2014	U$S	IV	13,441	100% at mat,	84 Months	11/18/21	7%	811,696	788,000
Total								2,119,888	2,128,759

On August 6, 2018, the Board of Directors resolved to request the CNV the Bank´s registration as a frequent issuer of negotiable obligations, and it´s consequent authorization to issue negotiable obligations under the aforementioned regime, in the terms set forth in the Resolution and submitting before said body all the necessary documentation for such purposes.

25.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

The distribution of retained earnings in the form of dividends is governed by the Argentine Corporations Law. These rules require Grupo Supervielle to transfer 5% of its net income to a legal reserve until the reserve equals to 20% of the company's outstanding capital stock.

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

Shareholders' equity under the rules of the Argentine Central Bank comprise the following captions:

At December 31, 2019
Capital Stock	456,722
Paid in Capital	8,997,297
Legal Reserve	91,344
Other Reserves	6,708,810
Other Comprehensive Income	1,167,932
Net Income for the year	4,257,932
Total shareholders’ equity under the rules of the Argentine Central Bank	21,680,037

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

26.	LOANS AND OTHER FINANCING

As of December 31, 2019 and 2018 the composition of the loan portfolio is as follows:

	Assets Before Allowances			Total as of December 31,
	Stage 1	Stage 2	Stage 3	2019
Promissory notes	8,009,641	220,628	284,448	8,514,717
Unsecured corporate loans	9,974,477	363,545	768,167	11,106,189
Overdrafts	4,339,933	88,118	1,170,260	5,598,311
Mortgage loans	6,030,357	1,139,227	747,436	7,917,020
Automobile and other secured loans	799,642	260,651	159,643	1,219,936
Personal loans	14,047,805	1,115,171	1,132,265	16,295,241
Credit card loans	11,850,570	560,447	542,364	12,953,381
Foreign Trade Loans	16,198,790	615,514	1,336,442	18,150,746
Other financings	7,742,824	93,942	75,911	7,912,677
Other receivables from financial transactions	1,844,597	16,506	45,940	1,907,043
Receivables from financial leases	2,818,321	184,319	184,049	3,186,689
Subtotal	83,656,957	4,658,068	6,446,925	94,761,950
Allowances for loan losses	(1,605,160)	(838,710)	(4,308,069)	(6,751,939)
Total	82,051,797	3,819,358	2,138,856	88,010,011

	Assets Before Allowances			Total as of December 31,
	Stage 1	Stage 2	Stage 3	2018
Promissory notes	11,040,711	728,667	372,861	12,142,239
Unsecured corporate loans	9,566,113	2,115,729	277,612	11,959,454
Overdrafts	6,888,246	1,096,622	181,025	8,165,893
Mortgage loans	8,362,500	216,941	14,937	8,594,378
Automobile and other secured loans	1,945,195	163,435	279,678	2,388,308
Personal loans	24,712,374	3,388,932	2,630,599	30,731,905
Credit card loans	12,498,927	916,400	781,512	14,196,839
Foreign Trade Loans	18,771,657	854,199	1,561,731	21,187,587
Other financings	8,008,012	1,386,762	175,934	9,570,708
Other receivables from financial transactions	2,039,401	18,592	32,756	2,090,749
Receivables from financial leases	4,942,686	265,384	129,095	5,337,165
Subtotal	108,775,822	11,151,663	6,437,740	126,365,225
Allowances for loan losses	(2,212,268)	(1,762,950)	(3,618,372)	(7,593,590)
Total	106,563,554	9,388,713	2,819,368	118,771,635

Expected Credit Loss Allowances

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	108,775,822	11,151,663	6,437,740	126,365,225	2,212,268	1,762,950	3,618,372	7,593,590
Transfers
1 to 2	(975,855)	975,855	0	0	(61,394)	311,209	0	249,815
1 to 3	(5,030,380)	0	5,030,380	0	(92,597)	0	3,446,674	3,354,077
2 to 3	0	(1,293,344)	1,293,344	0	0	(217,452)	747,949	530,497
2 to 1	4,403,744	(4,403,744)	0	0	54,696	(336,834)	0	(282,138)
3 to 2	0	46,115	(46,115)	0	0	9,708	(31,725)	(22,017)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
3 to 1	160,733	0	(160,733)	0	15,515	0	(112,975)	(97,460)
Net changes of financial assets	(33,785,702)	(2,107,933)	(2,087,060)	(37,980,695)	(587,501)	(715,925)	1,543,541	240,115
Write-Offs	0	0	(5,029,098)	(5,029,098)	0	0	(5,029,098)	(5,029,098)
Exchange Differences and Others	10,108,595	289,456	1,008,467	11,406,518	64,173	25,054	125,331	214,558
Gross carrying amount at December 31, 2019	83,656,957	4,658,068	6,446,925	94,761,950	1,605,160	838,710	4,308,069	6,751,939

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	129,105,886	6,422,218	5,588,945	141,117,049	2,601,836	1,542,565	2,971,288	7,115,689
Transfers
1 to 2	(3,390,317)	3,390,317	-	-	(111,310)	652,494	-	541,184
1 to 3	(1,889,857)	-	1,889,857	-	(113,691)	-	1,608,825	1,495,134
2 to 3	-	(718,411)	718,411	-	-	(234,756)	433,741	198,985
2 to 1	1,090,798	(1,090,798)	-	-	35,469	(144,782)	-	(109,313)
3 to 2	-	173,815	(173,815)	-	-	27,351	(116,916)	(89,565)
3 to 1	46,771	-	(46,771)	-	4,421	-	(56,700)	(52,279)
Net changes of financial assets	(26,451,011)	2,615,931	2,428,106	(21,406,974)	(214,161)	(82,519)	2,787,456	2,490,776
Write-Offs	-	-	(4,017,832)	(4,017,832)	-	-	(4,017,832)	(4,017,832)
Exchange Differences and Others	10,263,552	358,591	50,839	10,672,982	9,704	2,597	8,510	20,811
Gross carrying amount at December 31, 2018	108,775,822	11,151,663	6,437,740	126,365,225	2,212,268	1,762,950	3,618,372	7,593,590

27.	RISK MANAGEMENT POLICIES

Financial risk factors

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Group´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Group´s Strategy related to the administration of credit risk; among them, the Group´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Group relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The entity´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for corporate banking, retail banking and finance.

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

The Group is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan originationand client portfolio profiles are adjusted to each different circumstance.

Our debt securities portfolio is mainly composed of Securities issued by the BCRA that are highly liquid short-term instruments and a Government Security due in November 2020 (TN20), both without credit rating. The aforementioned instruments represents 91.3% and 74.1% of our total portfolio as of December 31, 2019 and 2018, respectively.

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

Impairment of Financial Instruments

The Group tests for impairment the financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, finance lease and financial guarantee contracts and loan commitments granted that are not measured at fair value.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The movements in the allowance for loan losses as of December 31, 2019 are detailed in note 26.

Write-Off

The Group reduce the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitues a derecognition event.

Maximum Credit Risk Exposure

Financial Instruments to which the impairment requirements in IFRS 9 are applied

	December 31, 2019
	ECL Staging
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Promissory Notes	8,009,641	220,628	284,448	8,514,717
Unsecured Corporate Loans	9,974,477	363,545	768,167	11,106,189
Overdrafts	27,183,947	441,780	1,168,592	28,794,319
Mortgage Loans	6,030,357	1,139,227	747,436	7,917,020
Automobile and other secured loans	799,642	260,651	159,643	1,219,936
Personal Loans	32,587,196	4,932,804	1,154,309	38,674,309
Retail	13,070,026	807,506	435,054	14,312,586
Consumer Finance	19,517,170	4,125,298	719,255	24,361,723
Credit Card Loans	31,059,187	911,868	545,659	32,516,714
Retail	26,906,451	772,705	272,095	27,951,251
Consumer Finance	4,152,736	139,163	273,564	4,565,463
Foreign Trade Loans	16,198,790	615,514	1,336,442	18,150,746
Other Financings	7,870,468	116,204	76,335	8,063,007
Other Receivables from Financial Transactions	1,844,597	16,506	45,940	1,907,043
Receivables from Financial Leases	2,818,321	184,319	184,049	3,186,689
Total	144,376,623	9,203,046	6,471,020	160,050,689

	December 31, 2018
	ECL Staging
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Promissory Notes	11,040,711	728,667	372,861	12,142,239
Unsecured Corporate Loans	9,566,109	2,115,731	277,614	11,959,454
Overdrafts	46,873,802	2,092,931	187,576	49,154,309
Mortgage Loans	8,362,500	216,941	14,937	8,594,378
Automobile and other secured loans	1,945,197	163,433	279,678	2,388,308
Personal Loans	24,712,372	3,388,933	2,630,600	30,731,905
Retail	20,024,331	1,359,665	506,605	21,890,601
Consumer Finance	4,688,041	2,029,268	2,123,995	8,841,304
Credit Card Loans	30,883,372	1,388,599	853,883	33,125,854
Retail	23,665,677	897,518	331,160	24,894,355
Consumer Finance	7,217,695	491,081	522,723	8,231,499
Foreign Trade Loans	18,771,655	854,199	1,561,733	21,187,587
Other Financings	14,841,096	1,389,182	177,773	16,408,051
Other Receivables from Financial Transactions	2,039,403	18,592	32,754	2,090,749
Receivables from Financial Leases	4,942,687	265,382	129,096	5,337,165
Total	173,978,904	12,622,590	6,518,505	193,119,999

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

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in the Group ´s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where the Group operates.

According to its business strategy, Banco Supervielle is the component of the Group with the greatest exposure to this risk. On the other hand, Cordial Compañía Financiera has a minimum exposure to market risk and associated with liquidity management purposes. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle's trading portfolio.

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

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RC).

During 2019 it was approved the set up of a VaR limit for assets groups, in order to limit the risk the Entity could assume in each group considered in isolation.

The objective is to incorporate an element of alert to credit events or break in the correlations between groups of assets, events that may escape the consideration of a diversified VaR. Another important event of the year was the modification of the methodology used for the execution of market risk stress tests, both for Banco Supervielle's total trading portfolio and for the portfolios managed by its Trading Desk and by Cordial Financial Company. The new methodology implies the selection of one or more historical events characterized by stress situations that could increase the assumed market risk. From there, the variances and covariances matrix of these historical moments are incorporated into the evaluation of current trading portfolios.

On the other hand, the controls over the trading desk are more exhaustive.

Approved strategies and policies are reflected in what is known internally as a unified risk map, where detailed operations enabled by the Money Table can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

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

The exposure to the Group's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2019				Balances as of 12/31/2018
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	37,455,139	36,825,985	-	629,154	63,782,427	62,036,482	20,621	1,766,566
Euro	593,090	575,147	-	17,943	713,445	730,092	-	(16,647)
Others	146,439	3,693	-	142,746	176,170	5,135	-	171,035
Total	38,194,668	37,404,825	-	789,843	64,672,042	62,771,709	20,621	1,920,954

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to the Group's functional currency. The percentage of variation used in this analysis is the same the Group used in its Business Plan and Projections.

		12/31/2019			12/31/2018
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	31.9%	200,700	200,700	29%	518,252	518,252
	-31.9%	(200,700)	(200,700)	-29%	(518,252)	(518,252)
Euro	31.9%	5,724	5,724	29%	(4,884)	(4,884)
	-31.9%	(5,724)	(5,724)	-29%	4,884	4,884
Other	31.9%	45,536	45,536	29%	50,176	50,176
	-31.9%	(45,536)	(45,536)	-29%	(50,176)	(50,176)
Total	31.9%	251,960	251,960	29%	563,543	563,543
	-31.9%	(251,960)	(251,960)	-29%	(563,543)	(563,543)

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

EC = (1,05 x MC) + max [0; ΔEVE – 15 % x bS)]

Where, EC: economic capital according to profile’s risk (ICAAP).

MC: Minimum capital requirement in accordance with Argentine Central Bank regulations.

ΔEVE (Economic Value): measure of interest rate risk calculated according to the Standardized Framework

bS (Basic Shareholders’ equity) : Tier 1 capital.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in the Group’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features;
✓	Embeded options in certain assets, liabilities and off balance sheet items of the Group.

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

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The Group uses this approach to calculate the economic capital for this risk.

✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

During 2018, with the publication of Communication "A" 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio. The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity's assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII). This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

As established by the regulator, both Banco Supervielle and Cordial Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to Cordial Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

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

In the case of Cordial Compañía Financiera, as mentioned above, the Entity's Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, the Group measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst EVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2019
Total Financial Assets	42,175,254	15,004,746	11,454,731	12,255,255	50,684,393	131,574,379
Total Financial Liabilities	50,567,576	13,421,108	5,116,494	6,674,589	44,708,852	120,488,619
Net Amount	(8,392,322)	1,583,638	6,338,237	5,580,666	5,975,541	11,085,760

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2018
Total Financial Assets	83,738,836	20,431,857	17,987,509	14,342,770	71,590,305	208,091,277
Total Financial Liabilities	115,241,413	32,447,944	2,305,325	2,307,951	38,522,658	190,825,291
Net Amount	(31,502,577)	(12,016,087)	15,682,184	12,034,819	33,067,647	17,265,986

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2019. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio.

	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	(357,394)
Increase in the interest rate	4% ARS; 2% USD	260,313

If the market interest rates for instruments denominated in pesos decreased by 4 percentage points and for those nominated in dollars, they would fall by 2 percentage points, the annual net loss of income tax would be 357,394. On the contrary, if the interest rates increased in equal measure, 260,313 would be earned.

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Group’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk that results when it is difficult to obtain funds at normal market cost when needed, based on the market’s perception of the Group.
✓	Market Liquidity Risk means the risk resulting from the Group’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:

•	Assets are not liquid enough,
•	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for the liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. The Group estimates this indicator on a daily basis, having met the minimum forecasted value in 2017.
✓	Net Stable Funding Ratio (NSFR): measures the ability of the Group to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. The Group calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

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

Finally, suitable controls over intraday liquidity and the compliance of minimum cash regulations are established. With regard to intraday liquidity, the Financial Risk Management performs a historical monitoring of the intraday liquidity available at the beginning of each day, the amount of sensitive payments over time with a time segmentation according to the time of the day on which they are concentrated andalso calculates different ratios considering liquid assets available with gross payments or payments that are sensitive over time. From the analysis of this information, it was defined that the starting balance of the current account of Banco Supervielle in the Argentine Central Bank can never be lower than the average of sensitive payments in the time recorded in the immediately previous month, setting an alert when it is below 10% of that value.

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

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, 2019 and 2018 until the contractual maturity date, based on cash flows not discounted:

As of 12/31/2019	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
Assets	71,187,751	47,432,628	28,940,376	87,483,052	33,914,944	268,958,751
Loans and other financings	71,187,751	47,432,628	28,940,376	87,483,052	33,914,944	268,958,751
Liabilities	92,522,913	12,105,324	10,051,246	4,112,193	3,371,710	122,163,386
Deposits	79,694,146	7,578,111	4,996,317	2,245	-	92,270,819
Liabilities at fair value through profit or loss	189,554	-	-	-	-	189,554
Derivatives	319,817	-	-	-	-	319,817
Other financial liabilities	4,918,670	408,985	556,549	946,443	533,279	7,363,926
Financing received from the Argentine Central Bank and other financial institutions	7,400,726	966,831	202,593	355,116	912,434	9,837,700
Unsubordinated negotiable Obligations	-	3,074,692	2,871,655	1,946,204	1,925,997	9,818,548
Subordinated negotiable obligations	-	76,705	1,424,132	862,185	-	2,363,022

As of 12/31/2018	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
Assets	60,838,057	61,629,897	27,010,721	66,650,566	4,649,995	220,779,236
Loans and other financings	60,838,057	61,629,897	27,010,721	66,650,566	4,649,995	220,779,236
Liabilities	137,317,043	29,386,623	5,359,150	7,627,122	23,185,768	202,875,706
Deposits	130,152,328	17,095,079	1,665,000	202,313	-	149,114,720
Liabilities at fair value through profit or loss	1,847,244	-	-	-	-	1,847,244
Derivatives	144,944	-	-	-	-	144,944
Other financial liabilities	4,447,175	101,685	145,916	241,109	365,112	5,300,997
Financing received from the Argentine Central Bank and other financial institutions	725,352	9,620,332	1,079,990	660,801	2,398,649	14,485,124
Unsubordinated negotiable Obligations	-	2,522,707	2,440,731	6,448,873	18,127,380	29,539,691
Subordinated negotiable obligations	-	46,820	27,513	74,026	2,294,627	2,442,986

Economic capital calculation

The Group relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

✓	Indicators that measure the concentration of funding sources, establishing the Group’s risk appetite.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basle III route map.

✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).

✓	The liquidity coverage ratio is used to assess the Group’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping the Group’s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.

✓	Regarding contingency plans, the Group follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

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

On the other hand, the FMO, a Netherlands Development Finance Company, and Proparco, an AFD (Agence Francaise de Développement) subsidiary, granted to the Bank on September a non-guaranteed senior sindicated loan of USD 80,000,000 (eighty million US dollars) for a period of three years and with an interest rate of Libor + 3.40%. The funds received were quickly placed among the SME clients of our portfolio that work in regional export economies in various sectors.

It should be noted that these agreements are subject to compliance with certain financial covenants, certain obligations to do and not to do, as well as certain information requirements.

As of December 31, 2019, the Bank was not in compliance with the non-performing loans ratio and the coverage ratio of the IDB facility which generates a potential breach of the loan agreements with the FMO and Proparco by the cross default clauses included in those contracts. This breach would enable the aforementioned agencies to accelerate the payment of the loans for an amount of $7,167 millions as of December 31, 2019.

Consequently, on January 29, 2020, the Bank began the process to obtain a waiver with the IDB, which was obtained on February 18, 2020, by virtue of which the IDB waived its right to accelerate the debt due to non-compliance with the ratios of non-performing loans and coverage for the period from October 1, 2019 to December 31, 2019. Also on April 16, 2020, it requested a new waiver from the IDB, which was obtained on April 30, 2020, extending the aforementioned terms until May 31, 2020

29.	BUSINESS COMBINATIONS

-	FUTUROS DEL SUR S.A.

On December 18, 2019, the Group acquired 100% of the capital stock of Futuros del Sur S.A. for a total price of 6,964. Futuros del Sur main activity is to be negotiation agent.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

Fair Value
Cash and banks deposits	2,618
Other financial assets	651
Other assests	54
Miscellaneous obligations	(125)
Net identifiable assets acquired	3,198

Consideration of the acquisition:
- Amount paid net of expenses	6,964
Net cash flow used - investment activities	6.964

Goodwill by business combination	3,766

The goodwill will not be deductible for tax purposes.

30.	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	At	At 12/31/2019 (per currency)				At
Items	12/31/2019	Dollar	Euro	Real	Others	12/31/2018
ASSETS
Cash and Due from Banks	13,896,907	13,161,262	589,529	15,285	130,831	25,164,561
Government and corporate securities at fair value with changes in results	704,916	704,916	-	-	-	4,296,153
Derivatives	-	-	-	-	-	20,621
Other financial assets	1,151,505	1,151,257	248	-		915,523
Loans and other financing	21,482,922	21,479,286	3,313	-	323	32,505,333
Other Debt Securities	65	65	-	-	-	1,599,586
Financial assets in guarantee	4,503,242	4,503,242	-	-	-	711,530
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-	0
Other non-financial assets	179,271	179,271	-	-	-	229,506
TOTAL ASSETS	41,918,828	41,179,299	593,090	15,285	131,154	65,442,813

LIABILITIES
Deposits	23,336,727	22,855,146	481,581	-	-	48,179,530
Non-financial public sector	2,171,358	2,171,272	86	-	-	12,152,394
Financial sector	9,062	9,062	-	-	-	4,581
Non-financial private sector and foreign residents	21,156,307	20,674,812	481,495	-	-	36,022,555
Liabilities at fair value with changes in results	-	-	-	-	-	235,188
Other financial liabilities	4,091,775	3,998,209	93,566	-	-	774,926
Financing received from the Argentine Central Bank and other financial entities	8,075,471	8,075,471	-	-	-	10,444,759
Subordinated negotiable obligations	2,119,888	2,119,888	-	-	-	2,128,759
Other non-financial liabilities	341,062	341,062	-	-	-	791,902
TOTAL LIABILITIES	37,964,923	37,389,776	575,147	-	-	62,555,064

NET POSITION	3,953,905	3,789,523	17,943	15,285	131,154	2,887,749

31.	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2019 and 2018, the amount expected to be recovered or settled after more than twelve months for each asset and liability line item is as follows:

	12/31/2019			12/31/2018
ASSETS	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total
Cash and due from banks	26,403,099	-	26,403,099	51,822,372	-	51,822,372
Cash	8,751,111	-	8,751,111	7,368,112	-	7,368,112
Argentine Central Bank	15,927,336	-	15,927,336	42,132,824	-	42,132,824
Other local financial institutions	1,694,742	-	1,694,742	2,305,439	-	2,305,439
Others	29,910	-	29,910	15,997	-	15,997
Debt Securities at fair value through profit or loss	568,501	-	568,501	23,247,329	-	23,247,329
Derivatives	257,587	-	257,587	24,496	-	24,496
Repo transactions	-	-	-	-	-	-
Other financial assets	2,096,866	-	2,096,866	2,612,157	-	2,612,157
Loans and other financing	61,827,090	26,182,921	88,010,011	87,503,950	31,267,685	118,771,635
To the non-financial public sector	7,020	21,852	28,872	11,577	38,883	50,460
To the financial sector	32,867	31,655	64,522	550,993	62,108	613,101
To the Non-Financial Private Sector and Foreign residents	61,787,203	26,129,414	87,916,617	86,941,380	31,166,694	118,108,074
Other debt securities	10,106,598	351,958	10,458,556	1,875,097	4,756,764	6,631,861
Financial assets in guarantee	5,333,704	-	5,333,704	3,082,974	4,776	3,087,750
Current income tax assets	102,458	-	102,458	903,591	7,186	910,777
Inventories	44,455	-	44,455	107,557	-	107,557
Investments in equity instruments	-	14,579	14,579	-	16,005	16,005
Property, plant and equipment	-	4,002,078	4,002,078	-	3,359,290	3,359,290
Investment Property	-	4,054,737	4,054,737	-	635,877	635,877
Intangible assets	-	4,372,514	4,372,514	-	4,170,146	4,170,146
Deferred income tax assets	155,663	1,515,532	1,671,195	9,696	1,254,526	1,264,222
Non-current assets held for sale	-	-	-	4,307	-	4,307
Other non-financial assets	754,818	539,533	1,294,351	267,224	1,099,805	1,367,029
TOTAL ASSETS	107,650,839	41,033,852	148,684,691	171,460,750	46,572,060	218,032,810

	12/31/2019			12/31/2018
LIABILITIES	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total
Deposits	89,006,977	1,200	89,008,177	145,863,016	133,185	145,996,201
Non-financial public sector	5,470,177	-	5,470,177	17,083,822	-	17,083,822
Financial sector	28,098	-	28,098	38,821	-	38,821
Non-financial private sector and foreign residents	83,508,702	1,200	83,509,902	128,740,373	133,185	128,873,558
Liabilities at fair value through profit or loss	189,554	-	189,554	412,403	-	412,403
Derivatives	-	-	-	144,944	-	144,944
Repo Transactions	319,817	-	319,817	-	-	-
Other financial liabilities	8,555,100	560,465	9,115,565	6,294,616	269,780	6,564,396
Financing received from the Argentine Central Bank and other financial institutions	8,688,059	329,538	9,017,597	11,013,248	1,343,858	12,357,106
Unsubordinated negotiable Obligations	4,282,707	1,803,768	6,086,475	3,311,927	11,005,518	14,317,445
Current income tax liability	-	-	-	1,217,233	-	1,217,233
Subordinated negotiable obligations	1,314,985	804,903	2,119,888	40,227	2,088,532	2,128,759
Provisions	21,720	655,298	677,018	17,908	115,795	133,703
Deferred income tax liability	506,291	-	506,291	9,032	334,554	343,586
Other non-financial liabilities	6,527,529	1,681,385	8,208,914	7,066,054	1,248,585	8,314,639
TOTAL LIABILITIES	119,412,739	5,836,557	125,249,296	175,390,608	16,539,807	191,930,415

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

32.	OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

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

As of December 31, 2019 and 2018, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

				Amounts subject to a master netting arrangement not offset
12/31/2019	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	-	-	-	(2,288,756)	607,592	(1,681,164)
Derivatives instruments	310,969	(53,382)	257,587	-	-	-
Total	310,969	(53,382)	257,587	(2,288,756)	607,592	(1,681,164)

				Amounts subject to a master netting arrangement not offset
12/31/2018	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	-	-	-	(2,979,844)	816,006	(2,163,838)
Total	-	-	-	(2,979,844)	816,006	(2,163,838)

33.	MINIMUM CAPITAL REQUIREMENTS

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

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with CCF:

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2019		2018		2017
Calculation of excess capital:	(in thousands of Pesos except percentages and ratios)
Allocated to assets at risk	7,164,842		6,090,341		4,710,391
Allocated to Bank premises and equipment, intangible assets and equity investment assets	826,133		370,233		191,549
Market risk	251,739		301,724		121,155
Interest rate risk	—		—		—
Public sector and securities in investment account	11,472		96,882		131,109

Operational risk	2,349,952		1,486,516		1,016,501
Required minimum capital under Central Bank rules	10,604,138		8,345,696		6,170,705
Basic net worth	16,991,091		11,847,865		9,903,099
Complementary net worth	1,033,734		1,163,939		913,256
Deductions	(2,999,716)		(867,798)		(386,192)
Total capital under Central Bank rules	15,025,109		12,144,006		10,430,163
Excess capital	4,420,971		3,798,310		4,259,458
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets(1)	11.6%		11.90%		13.9%
Average shareholders’ equity as a percentage of average total assets	10.4%		9.9%		10.5%
Total liabilities as a multiple of total shareholders’ equity	7.1	x	9.4	x	8.2	x
Cash as a percentage of total deposits	28.2%		35.1%		18.2%
Tier 1 Capital / Risk weighted assets	10.8%		10.8%		12.6%

(1)   Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.

(2)   Nominal values without inflation adjustment.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

34.	SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 100 countries, including Argentina. On March 11, 2020 the World Health Organization declared COVID-19 a pandemic. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

Since February 2020, the Argentine government has adopted several measures in response to the COVID-19 outbreak in the country aimed at preventing mass contagion, including closure of Argentine borders, suspension of domestic flights, and, since March 19, 2020 the imposition of a nation-wide mandatory lockdown, whereby only exceptional and essential activities are allowed. Banking activities were considered essential since April 11, 2020 with attention in branches allowed only with pre-scheduled turns. From March 20 until April 10, 2020, branches were closed, opening only for pension payments in certain dates. During this period, banking activities were performed only through digital means.

During this time, all transactions have been processed almost exclusively through digital channels. We also asked our staff areas and back office employees to work from home, providing the required hardware infrastructure and remote access, while commercial branches operate with additional safety measures to protect the health of customers and employees.

In order to mitigate the economic impact of the lockdown, the Central Bank issued a series of preventive measures, including the following:

•	Communication “A” 6937 reduced the positions restrictions on the maximum position in liquidity notes from the Central Bank (LELIQ), in order to make available liquidity and encourage the provision of credit lines to SMEs to be granted at a preferential rate (not more than 24% per year).

•	Communications “A” 6939 and “A” 6942, by means of which it was determined that: (i) financial institutions shall not be open to the public from March 20 through April 12, 2020, and (ii) the maturity of financings granted by local financial institutions that were to occur during that period were postponed. In this sense, Communication “A” 6949 also waived any punitory interest on unpayed balances in credits granted by financial entities.

•	Communication “A” 6939 also suspended, until June 30, 2020, the distribution of dividends by financial entities.

•	Communication “A” 6945 determined that until June 30, 2020, any operation effected through ATMs shall not be subject to any charges or fees.

•	Communication “A” 6964 determined that the unpaid balances of credit cards financings that take place between April 13, 2020 and April 30, 2020, shall be automatically refinanced for at least one year with 3 grace months in 9 equal and consecutive monthly installments. Moreover, by means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financings policy, applicable only to the eligible clients to be determined in the future by the AFIP.

•	Communication “A” 6980 ruled that all non-adjustable time deposits under Ps. 1 million integrated by individuals as of April 20, 2020, shall have a minimum rate equivalent to the 70% of the average LELIQ’s tendering.

Some of these measures may adversely affect our revenues, while the consequences of the lockdown in the economic activity may impair the ability of some of our customers to repay their loans, thus increasing loan loss provisions. Nonetheless, the extent to which our business will be impacted will depend on future developments, which are highly uncertain and cannot be predicted. As we continue to monitor the spread of COVID-19 and related risks, we believe we will be able to serve our financial obligations for the next fiscal year.

