Form 20-F
period 2020-12-31
Grupo Supervielle S.A.
filed 2021-04-30
CIK 1517399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

Commission file number 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of Registrant as specified in its charter)

SUPERVIELLE GROUP S.A.
(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)

Bartolomé Mitre 434
C1036AAH Buenos Aires
Republic of Argentina
(Address of principal executive offices)

Mariano Biglia
Bartolomé Mitre 434
C1036AAH Buenos Aires
Republic of Argentina
Tel: 54-11-4340-3123
Email: mariano.biglia@supervielle.com.ar
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was:

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

i

INTRODUCTION

Certain Defined Terms and Conventions

In this annual report, we use the terms “we,” “us,” “our” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Tarjeta” mean Tarjeta Automática S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Sofital” mean Sofital S.A.F.e I.I. References to “CCF” mean Cordial Compañía Financiera S.A., which has filed to change its name to IUDÚ Compañía Financiera S.A. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial Servicios S.A. References to “InvertirOnline” mean InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. References to “MILA” mean Micro Lending S.A.U. References to “Supervielle Productores Asesores de Seguros” mean Supervielle Productores Asesores de Seguros S.A. References to “Supervielle Agente de Negociacion” mean Futuros del Sur S.A. References to “Bolsillo Digital” mean Bolsillo Digital S.A.U. References to “Easy Cambio” mean Easy Cambio S.A.

References to “Class A shares” are to shares of our Class A common stock, with a par value of Ps.1.00 per share, references to “Class B shares” are to shares of our Class B common stock, with a par value of Ps.1.00 per share, and references to “ADSs” are to American depositary shares, each representing five Class B shares.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government,” the “government” or the “Government” refers to the Federal Government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities and capital markets regulator. The term “ByMA” refers to the exchange Bolsas y Mercados Argentinos S.A. The term “MAE” refers to the exchange Mercado Abierto Electrónico S.A. The term “Argentine Capital Markets Law” refers to Law No. 26,831, as amended and supplemented. The term “Argentine Negotiable Obligations Law” refers to Law No. 23,576, as amended and supplemented. The term “AGCL” refers to Argentine General Corporations Law No. 19,550, as amended and supplemented. The term “Argentine Productive Financing Law” refers to Law No. 27,440.

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

For information from January 1, 2018 to December 31, 2018, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.70.0 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.70.0 million and below Ps.550.0 million, the term “middle-market companies” refers to companies with annual sales over Ps.550.0 million and below Ps.2.0 billion and the term “large corporates” refers to companies with annual sales over Ps.2.0 billion. For information from January 1, 2019 to December 31, 2020, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.100 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.100 million and below Ps.700 million, the term “middle-market companies” refers to companies with annual sales over Ps.700 million and below Ps.2.5 billion and the term “large corporates” refers to companies with annual sales over Ps.2.5 billion. For information since January 1, 2021, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.1.5 billion, the term “middle-market companies” refers to companies with annual sales over Ps.1.5 billion and below Ps.3 billion and the term “large corporates” refers to companies with annual sales over Ps.3 billion.

Presentation of Financial and Other Information

Financial Statements

This annual report contains our audited consolidated financial statements as of December, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm (“Price Waterhouse & Co.”), whose report is included herein.

We have prepared our audited consolidated financial statements under IFRS for the first time for our financial year ended December 31, 2018, with a transition date of January 1, 2017.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2020.

In order to conclude whether an economy is categorized as highly inflationary, IAS 29 outlines a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate higher than 100% and therefore financial information published as from that date must be adjusted for inflation in accordance with IAS 29. Therefore, we have applied IAS 29 to our audited consolidated financial statements.

Effective January 1, 2019, we adopted IFRS 16 “Leases” using the simplified retrospective approach, so that the cumulative impact of the adoption was recognized in retained earnings at the beginning of the year starting on January 1, 2019, and the comparative figures were consequently not modified. Accordingly, certain comparisons between periods may be affected. See Note 7 to our audited consolidated financial statements for a more comprehensive discussion of the effects of the adoption by the Group of this and other new standards.

We are subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the rules issued by the CNV according to General Resolution No. 622/2013, as amended and supplemented (the “CNV Rules”) and we are required to present our financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. The Argentine Central Bank, through Communications “A” 5541, as amended, set forth a convergence plan towards the application of IFRS as issued by the IASB and the interpretations issued by the International Financial Reporting Standards Committee (“IFRIC”), for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018. The convergence plan had two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments,” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies,” both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full. Through Communications “A” 6847 and 6938, the Argentine Central Bank excluded the financial instruments of the public sector from the requirement of IFRS 9 and carried over the first exception for financial entities within groups “B” and “C,” as these are defined by the Central Bank, until January 1, 2022. We presented our local financial statements under these rules on March 8, 2021.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, 2018 and 2017 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

Unless otherwise indicated, all financial information of our company included in this annual report is stated on a consolidated basis under IFRS and presented in terms of the measuring unit current at the end of the latest reporting period.

v

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

Adjustment for inflation in the initial balances has been calculated considering the indexes based on the price indexes published by the National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos or “INDEC,” per its initials in Spanish).

The principal inflation adjustment procedures are the following:

•	Monetary assets and liabilities that are recorded in the current currency as of the financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

•	Non-monetary assets and liabilities are recorded at cost as of the financial position date, and equity components are restated applying the relevant adjustment ratios.

•	All items in the consolidated income statement are restated applying the relevant conversion factors, as described in Note 1.1.2 to our consolidated financial statements contained in this annual report.

•	The effect of inflation in the Group’s net monetary position is included in the consolidated income statement, in the item “Results from exposure to changes in the purchasing power of money.”

•	Comparative figures have been adjusted for inflation following the procedure explained in the previous bullets.

•	Upon initially applying inflation adjustment, the equity accounts were restated as follows:

○	Capital stock was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.

○	The resulting amount was included in the “Results from exposure to changes in the purchasing power of money” account.

○	Consolidated Statement of Comprehensive Income were restated as from each accounting allocation.

○	The legal reserve and other reserves in the statement of income were not restated as of the initial application date.

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

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2020 was Ps.84.15 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 30, 2020. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was Ps.93.34 per U.S.$1.00 as of April 27, 2021.

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

Forward-Looking Statements

This annual report contains estimates and forward-looking statements, principally in “Item 3.D Risk Factors,” “Item 5.A Operating Results,” and “Item 4.B Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)	the ongoing Novel Coronavirus 2019 (“COVID-19”) pandemic and government measures to contain the virus, which have disrupted and continue to disrupt economic activity globally and in Argentina;

(ii)	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, including the performance of the Fernández administration, or elsewhere in Latin America or changes in either developed or emerging markets;

(iii)	the effects of the Argentine government’s ongoing restructuring of the country’s sovereign debt with the International Monetary Fund (“IMF”);

(iv)	fluctuations in the exchange rate of the Peso and inflation;

(iv)	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine government;

(vi)	changes in interest rates and the cost of deposits, which may, among other things, affect margins;

(vii)	unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

(viii)	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected volatility in domestic and international financial markets;

(ix)	changes in government regulation, including tax and banking regulations;

(x)	adverse legal or regulatory disputes or proceedings;

(xi)	credit and other risks of lending, such as increases in defaults by borrowers;

(xii)	exposure to Argentine government liabilities and fluctuations and declines in the value of Argentine public debt;

(xiii)	increased competition in the banking, financial services, credit card services, asset management and related industries;

(xiv)	a loss of market share by any of our main businesses;

(xv)	increase in the allowances for loan losses;

(xvi)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;

(xvii)	ability to implement our business strategy; and

(xviii)	other factors discussed under “Item 3.D Risk Factors” in this annual report.

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

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes beginning on page F-1, the “Presentation of Financial and Other Information” section and the discussion in Item 5 “Item 5.A Operating Results” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended December 31, 2020, 2019, 2018 and 2017 and the selected consolidated statement of financial position data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers an independent registered public accounting firm. The selected consolidated statement of income data for the year ended December 31, 2017 and the selected consolidated statement of financial position data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements were prepared and presented in accordance with IFRS. We applied IFRS for the first time for the year ended December 31, 2018, with a transition date of January 1, 2017.

Our consolidated financial statements are presented in Argentine Pesos which is our functional currency.

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered hyperinflationary. This standard requires that the financial statements of an entity that reports in the currency of a highly inflationary economy shall be stated in terms of the measuring unit current at the closing date of the latest reporting period, regardless of whether they are based on a historical cost approach or a current cost approach. To this end, in general terms, the inflation rate must be computed in the non-monetary items as from the acquisition date or the revaluation date, as applicable. These requirements also comprise the comparative information of the financial statements. Accordingly, the following selected consolidated financial data is stated in the measuring unit current as at December 31, 2020.

Solely for convenience of the reader, we have translated certain Peso amounts as of and for the year ended December 31, 2020 into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2020 which was Ps.84.15 to U.S.$1.00. U.S. dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, 2018 and 2017 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

	For the year ended December 31,
	2020		2019	2018	2017
	US$	Ps.	Ps.	Ps.	Ps.

	(in thousands of Pesos or U.S. dollars, as indicated)
Consolidated Income Statement Data IFRS:
Interest income	768,909	64,699,880	60,983,625	63,700,230	46,628,865
Interest expenses	(339,633)	(28,578,388)	(47,531,377)	(36,468,510)	(17,402,793)
Net interest income	429,276	36,121,492	13,452,248	27,231,720	29,226,072
Net income from financial instruments at fair value through profit or loss	39,403	3,315,582	28,536,382	13,215,705	7,425,590
Result from derecognition of assets measured at amortized cost	7,808	657,019	—	—	—
Exchange rate difference on gold and foreign currency	12,651	1,064,545	(441,191)	2,359,639	823,288
Net Income from Financial instruments and Exchange Rate Differences	59,862	5,037,146	28,095,191	15,575,344	8,248,878
Net Financial Income	489,138	41,158,638	41,547,439	42,807,064	37,474,950
Services fee income	136,595	11,493,824	11,707,556	12,414,260	12,699,146
Services fee expense	(42,169)	(3,548,269)	(3,054,954)	(2,970,070)	(2,555,920)
Income from insurance activities	19,864	1,671,455	1,896,923	1,777,345	1,883,790
Net Service Fee Income	114,290	9,617,010	10,549,525	11,221,535	12,027,016
Subtotal	603,428	50,775,648	52,096,964	54,028,599	49,501,966
Result from exposure to changes in the purchasing power of the currency	(50,987)	(4,290,328)	(7,296,543)	(12,597,117)	(5,426,822)
Other operating income	44,916	3,779,451	3,751,037	5,180,332	3,849,342
Loan loss provisions	(102,384)	(8,615,060)	(10,533,018)	(10,846,363)	(8,446,636)
Net operating income	494,973	41,649,711	38,018,440	35,765,451	39,477,850
Personnel expenses	(216,018)	(18,176,866)	(19,283,346)	(18,384,833)	(18,296,158)
Administration expenses	(122,628)	(10,318,557)	(10,310,666)	(11,729,051)	(10,300,797)
Depreciations and impairment of non-financial assets	(28,606)	(2,407,028)	(2,470,504)	(905,545)	(1,302,619)
Other operating expenses	(78,136)	(6,574,779)	(8,656,215)	(9,030,424)	(8,705,568)
Operating income (loss)	49,585	4,172,481	(2,702,291)	(4,284,402)	872,708
Income / (Loss) before taxes	49,585	4,172,481	(2,702,291)	(4,284,402)	872,708
Income tax	(7,983)	(671,707)	(229,663)	(2,117,088)	(2,454,435)
Net income / (loss) for the year	41,602	3,500,774	(2,931,954)	(6,401,490)	(1,581,727)
Net income / (loss) for the year attributable to parent company	41,591	3,499,882	(2,929,201)	(6,341,497)	(1,579,864)
Net income / (loss) for the year attributable to non–controlling interest	11	892	(2,753)	(59,993)	(1,863)
Total other comprehensive income	9,551	803,693	(65,123)	505,922	98,184
Other comprehensive income attributable to parent company	9,542	802,914	(64,940)	505,396	98,157
Other comprehensive income attributable to non–controlling interest	9	779	(183)	526	27
Total comprehensive income (loss)	51,155	4,304,467	(2,997,077)	(5,895,568)	(1,483,543)
Total comprehensive income attributable to parent company	51,135	4,302,796	(2,994,141)	(5,836,101)	(1,481,707)
Total comprehensive income attributable to non–controlling interest	20	1,671	(2,936)	(59,467)	(1,836)

	As of December 31,
	2020		2019	2018	2017
	US$	Ps.	Ps.	Ps.	Ps.

Assets	(in thousands of Pesos or U.S. dollars, as indicated)
Cash and due from banks	435,853	36,674,869	35,945,335	70,551,281	34,314,675
Cash	152,029	12,792,522	11,913,814	10,030,991	9,396,947
Financial institutions and correspondents	283,824	23,882,347	24,031,521	60,520,290	24,917,728
Argentine Central Bank	233,213	19,623,684	21,683,569	57,359,874	21,798,801
Other local financial institutions	48,801	4,106,336	2,307,232	3,138,638	2,963,937
Others	1,810	152,327	40,720	21,778	154,990
Debt Securities at fair value through profit or loss	117,320	9,871,903	773,961	31,649,050	35,263,386
Derivatives	1,711	143,944	350,680	33,349	83,227
Reverse Repo transactions	265,669	22,354,735	—	—	10,358,041
Other financial assets	50,927	4,285,221	2,854,686	3,556,206	5,002,814
Loans and other financing	1,252,542	105,395,186	119,817,347	161,696,402	182,430,239
To the non-financial public sector	280	23,530	39,307	68,697	100,825
To the financial sector	143	12,062	87,841	834,679	1,228,000
To the non-financial private sector and foreign residents	1,252,119	105,359,594	119,690,199	160,793,026	181,101,414
Other debt securities	485,590	40,859,975	14,238,340	9,028,655	1,109,742
Financial assets pledged as collateral	58,291	4,904,935	7,261,336	4,203,681	4,023,577
Current income tax assets	—	—	139,487	1,239,937	377,930
Inventories	843	70,964	60,521	146,429	327,349
Investments in equity instruments	1,382	116,328	19,848	21,789	144,256
Property, plant and equipment	84,421	7,103,638	5,448,454	4,573,357	4,315,378
Investment property	71,281	5,997,945	5,520,143	865,687	601,210
Intangible assets	80,605	6,782,538	5,919,425	5,677,261	962,156
Deferred income tax assets	39,407	3,315,885	2,275,175	1,721,119	2,423,044
Non-current assets held for sale	—	—	—	5,864	—
Other non-financial assets	16,080	1,352,880	1,795,477	1,861,081	1,473,232
Total Assets	2,961,922	249,230,946	202,420,215	296,831,148	283,210,256
Average Assets	3,046,602	256,356,321	272,626,702	325,617,464	264,967,571

Liabilities
Deposits	2,123,021	178,641,594	121,176,255	198,760,086	174,422,352
Non-financial public sector	94,019	7,911,255	7,447,131	23,258,016	19,083,497
Financial sector	682	57,416	38,253	52,851	48,552
Non-financial private sector and foreign residents	2,028,320	170,672,923	113,690,871	175,449,219	155,290,303
Liabilities at fair value through profit or loss	23,792	2,002,005	258,060	561,448	—
Derivatives	24	1,995	—	197,328	—
Repo transactions	—	—	435,401	—	—
Other financial liabilities	89,475	7,528,889	12,409,984	8,936,807	12,093,554
Financing received from the Argentine Central Bank and other financial institutions	69,550	5,852,292	12,276,610	16,823,037	10,902,349
Unsubordinated debt securities	50,232	4,226,748	8,286,163	19,491,854	26,558,104
Current income tax liability	15,310	1,288,267	—	1,657,148	2,550,755
Subordinated debt securities	13,554	1,140,469	2,886,028	2,898,105	2,120,799
Provisions	8,094	681,092	921,696	182,024	247,873
Deferred income tax liabilities	499	42,005	689,268	467,760	62,426
Other non—financial liabilities	144,347	12,146,102	11,175,664	11,319,599	11,755,332
Total Liabilities	2,537,898	213,551,458	170,515,129	261,295,196	240,713,544
Average Liabilities	2,637,774	221,955,479	240,835,009	286,553,885	231,009,734
Shareholders’ Equity	424,024	35,679,488	31,905,086	35,535,952	42,496,712
Shareholders’ equity attributable to owners of the parent company	423,687	35,651,135	31,878,404	35,506,450	42,031,151
Shareholders’ equity attributable to non-controlling interests	337	28,353	26,682	29,502	465,561
Total Liabilities And Shareholders’ Equity	2,961,922	249,230,946	202,420,215	296,831,148	283,210,256
Average Shareholders’ Equity	408,828	34,400,841	31,791,694	39,063,579	33,957,837

Item 3.B	Capitalization and indebtedness

Not applicable.

Item 3.C	Reasons for the offer and use of proceeds

Not applicable.

Item 3.D	Risk Factors

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

The ongoing COVID-19 pandemic and government measures to contain the virus adversely affected, and could continue to affect, our business and results of operations, and, as conditions continue to evolve in 2021, we cannot accurately predict the ultimate impact on us.

In December 2019, COVID-19, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome, was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. As of April 27, 2020, around 2.9 million cases had been confirmed in Argentina, along with a death toll of approximately 62,000. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay at home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures have disrupted global economic activity and resulted in significant volatility in global financial markets. According to the IMF estimates, the global economy declined 3% in 2020. In turn, Latin America’s economy is estimated to have decreased 5.2%, while Argentina’s GDP declined 9.9% according to INDEC. The outbreak of COVID-19 has caused significant social, business, economic and market disruption globally. While the long-term impact on the global economy and financial markets is still uncertain, it is expected to be significant, although the accelerated vaccination programs, could lead to a fast global recovery in 2021.

The Argentine government adopted and continues to adopt multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 and was extended until November 6, 2020, and the mandatory shutdown of businesses not considered essential, including bank offices, which extended until mid-April 2020. As of the date of this annual report, banks are considered essential businesses and are permitted to open to provide most services to clients, in each case with prior appointment, provided that certain health and safety requirements are complied with. At the same time, in order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. On December 29, 2020, the Argentine government started a national vaccination program initially targetted to health professionals. Several vaccines against COVID-19 have been approved for their administration in Argentina, including Sinopharm, Sputnik V and AstraZeneca. After a period of relaxation of the aforementioned restrictive measures and following a large rise in the number of infections in the previous weeks, on April 8, 2021 the government announced a national night-time curfew and additional restrictions.

We cannot assure you whether these measures will be sufficient to contain a severe second wave spread of the virus and prevent a more severe health crisis in Argentina, and if the government will be able to prevent a new economic downturn in 2021, following the economic recovery experienced in the second half of 2020 and first months of 2021.

Some of the measures adopted by the Argentine government adversely affected, and could continue to affect, financial institutions, such as our Group. These temporary measures have included: (i) postponement of loan payments without punitive interests, (ii) deferral of unpaid loan installments from April 2020 to March 2021, (iii) prohibiting banks to charge fees for ATM transactions, (iv) freezing mortgage payments and suspending foreclosures, (v) the automatic refinancing of credit card payments and reduction of the maximum interest rates that can be charged on credit cards, (vi) imposing a minimum interest rate to be paid on time deposits, (vii) imposing the grant of loans to SMEs at subsidized rates, and (viii) forbidding bank account closures. Additionally, some of the government measures were aimed at encouraging bank lending, such as (i) limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs, (ii) lowering of reserve requirements on loans to households and SMEs, and (iii) the easing of bank loan classification rules (providing an additional 60 days of non-payment before a loan is required to be classified as non-performing). Some of these measures have been lifted and other softened in the first months of 2021, although the majority of them continue in effect. Moreover, banks dividend distributions are currently suspended until June 30, 2021, and employees’ layoffs are prohibited until at least May 31, 2021. For more information on regulations in connection with the COVID-19 pandemic and their impact on our Group, see “Item 4.B.—Business Overview—Argentine Banking Regulations – Government Measures in Response to the Ongoing COVID-19 Pandemic” and “Item 5.A Operating Results – The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they had and may continue to have a negative impact on our business and results of operations.

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus have adversely affected, and could continue to affect, our business and results of operations. Since early stages of the pandemic outbreak, we have transitioned a significant part of our workforce to work remotely, which continues as of the date of this annual report, and which may exacerbate certain risks to our business, including an increased reliance on information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information. Moreover, we faced and could continue to face various risks arising from the economic impact of the pandemic and government measures, such as (i) a higher risk of impairment of our assets, (ii) lower as a consequence of the temporary restrictions on charging certain fees to customers, and as a result of lower interest rates on loans promoted by the Central Bank and minimum interest rates imposed on deposits, (iii) a possible significant increase in loan defaults and credit losses, with a consequent increase in loan loss provisions, and (iv) a decrease in credit demand and in our business activity in general, particularly new retail lending. During 2020 we have updated and enhanced our expected loss models and have created provisions related to COVID-19, thereby increasing our coverage ratio; however, it is still uncertain how a further spread of the virus could impact in the economy and the ability of our customers to pay their obligations.

We are continuing to monitor the impact of the ongoing COVID-19 pandemic across our businesses. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic, whether new variants of the COVID-19 arise, and the government measures in response of the COVID-19 pandemic, including the vaccination program. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.

Substantially all of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon macroeconomic, political, regulatory and social conditions prevailing in Argentina. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging market and investing in such markets generally carries additional risks.

The Argentine economy has experienced significant volatility in past decades, including multiple periods of low or negative growth and high levels of inflation and currency depreciation. According to restated information released by Argentina’s National Statistics Institute (Instituto Nacional de Estadística y Censos or “INDEC” per its acronym in Spanish), Argentina’s real GDP grew by 2.7% in 2015, decreased by 2.1% in 2016, grew by 2.7% in 2017, decreased by 2.5% in 2018, decreased by 2.2% in 2019. In 2020, Argentina’s GDP decreased by 9.9%, due in large part to the effects of the ongoing COVID-19 pandemic.

Argentine economic conditions are dependent on a variety of factors, including the following: (i) domestic production, international demand and prices for Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Argentine peso against foreign currencies; (iv) the rate of inflation; (v) the government’s fiscal deficits; (vi) the government’s public debt levels; (vii) foreign and domestic investment and financing; and (viii) governmental policies and the legal and regulatory environment. Government policies and regulation –which at times have been implemented through informal or de facto measures and have been subject to radical shifts– that have had a significant impact on the Argentine economy in the past, have included, among others: (i) monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation; (ii) restrictions on exports and imports; (iii) price controls; (iv) mandatory wage increases or prohibition of dismissals; (v) taxation; and (vi) government intervention in the private sector.

Legislative mid-term elections in Argentina will take place in October 2021, by virtue of which one third of the seats in the senate, and half of the seats in the house of representatives, will be up for election. Political uncertainty in Argentina regarding the policies that may be adopted in the future by the government could lead to further volatility and adversely affect Argentina’s economy.

We cannot assure you that developments in Argentina will not affect macroeconomic, political, regulatory or social conditions in the country and, consequently, affect our business, result of operations and financial condition.

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

The INDEC reported a cumulative variation of the CPI of 47.6% for 2018, 53.8% for 2019 and 36.1% for 2020. According to the market expectations survey published by the Central Bank, this tendency is expected to persist, as expectations for 2021 CPI are around 46%.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the administration to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy.

Fluctuations in the value of the Peso continue to affect the Argentine economy. Since January 2002, the Peso has fluctuated significantly in value. Persistent high inflation, together with formal and de facto exchange controls, have resulted in the past in an overvalued official exchange rate. Compounded by the effects of exchange controls and restrictions on foreign trade, highly distorted relative prices have resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a 37.3% depreciation during the last quarter of 2015, mainly concentrated in the month of December when the former administration eased exchange restrictions. In 2016, 2017, 2018, 2019 and 2020, the Peso depreciated 8%, 15.6%, 50.7%, 36.6% and 29%, respectively, with respect to the U.S. Dollar. As of April 27, 2021, the exchange rate was Ps.93.34 per U.S. Dollar.

The depreciation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses whose success depends on domestic market demand, and also adversely affect the Argentine government’s ability to honor its foreign debt obligations. In turn, a significant appreciation of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness. Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues in real terms.

The Argentine government’s ability to obtain financing from the international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.

The Argentine government has defaulted on its sovereign debt instruments several times in the past. The most recent financial difficulty to meet its foreign financial obligations occurred in 2019/2020, in the midst of restructuring negotiations with private creditors. As a result, the Argentine government may not have access to international financing, or its access may be costly, may would limit its ability to make investments and foster economic growth. Additionally, companies in the country’s private sector may also have difficulty accessing international financing at reasonable costs or at all, as has occurred on prior occasions.

During March 2020, the Argentine government initiated discussions with various groups of creditors to discuss a path for Argentina’s debt sustainability. With respect to Argentina’s international bonds, in April 2020, the Argentine executive branch approved the restructuring of certain eligible global bonds issued under foreign laws for up to U.S.$65 billion. On August 31, 2020, the Argentine government announced that it had obtained the consents required to exchange 99% of the aggregate principal amount outstanding of all series of eligible bonds, following which the exchange was consummated.

On August 18, 2020, the Argentine government offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, in terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange.

Notwithstanding the foregoing, despite the renegotiation efforts carried out by the Argentine government during 2020, since September 2020, bond prices have dropped, and the probability of default derived from prices of credit default swaps on Argentine sovereign bonds is around 95% over a ten-year term as of the date of this annual report.

In addition, in June 2018, the Argentine government and the IMF signed a three-year, U.S.$50 billion loan agreement, as further amended to U.S.$57.1 billion through 2021 (the “IMF 2018 Agreement”). Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF to renegotiate the IMF 2018 Agreement. As of the date of this annual report, negotiations with the IMF are ongoing.

We cannot assure you that Argentina will be able to favorably complete the restructuring of its sovereign indebtedness with respect to the IMF 2018 Agreement. In addition, due to past or future defaults on its indebtedness, we cannot assure you that Argentina will have access to international financing in the future, on favorable terms or at all. If Argentina is not able to access financing, it may not be able to foster economic growth and invest in the country. As a result, we cannot assure you that private companies in Argentina will have access to financing on favorable terms or at all, which could adversely affect our business, financial condition and results of operations.

The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy.

In the past, the Argentine government has increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine government significantly curtailed access to the official foreign exchange market and, as a result, an unofficial U.S. Dollar trading market developed in which the Peso-U.S. Dollar exchange rate differed substantially from the official Peso-U.S. Dollar exchange rate. While the former administration had initially eliminated foreign exchange restrictions in 2016, in September 2019, in response to significant capital flight from the country, the Argentine Central Bank imposed restrictions on foreign exchange transactions, which were effective until December 31, 2019. Following the change in government in December 2019, the Fernández administration has extended the measures, and established further restrictions, including a new tax (impuesto PAIS) on certain transactions involving the purchase of foreign currency by Argentine residents.

The current exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports and exports of goods and services, and the obligation to repatriate and settle the proceeds from exports of goods and services for Pesos, among others. For further information, see “Item 10.D – Exchange Controls”.

It is not possible to anticipate for how long these measures will be in force or if additional restrictions will be imposed. The Argentine government could maintain or impose new exchange controls, restrictions and take other measures in response to capital flight or a significant depreciation of the Peso, which could in turn limit access to the international capital markets and affect the Argentine economy. In addition, such evolving exchange control restrictions and measures may result in Argentine Central Banks’s information requests, enforcement actions and penalties due to diverging interpretations of foreign exchange regulatoins.

As a related matter, the international reserves deposited with the Argentine Central Bank have fluctuated significantly. The international reserves of the Argentine government amounted to U.S.$39.4 billion as of December 30, 2020. Future measures taken by the Argentine government could further reduce the level of international reserves deposited with the Argentine Central Bank in the future.

In addition, since the imposition of exchange controls, the difference between the official exchange rate, which is currently used for both commercial and financial operations, and other informal exchange rates that arise implicitly as a result of certain operations commonly carried out in the capital market (dollar “MEP” or “contado con liquidación”), have broadened deeply during 2020 creating a gap of approximately 60% with the official exchange rate as of April 27, 2021.

The Argentine government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency for different purposes. Furthermore, existing or future measures could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, results of operations and financial condition.

The Argentine economy could be adversely affected by economic events in other markets.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy. In addition, Argentina may be affected by economic and market conditions in markets worldwide, as was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009. In 2018, emerging market economies were affected by the change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies, including the Argentine Peso.

In the past, emerging market economies have been affected by changes in U.S. monetary policy, at times resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth.

The ongoing COVID-19 pandemic has had, and continues to have, a significant impact on the global economy and the economies of countries across Latin America, the full impact of which cannot be accurately predicted at this time.

Argentina could be adversely affected by negative economic or financial developments in other countries. We cannot assure you that developments in other markets will not affect macroeconomic, political or social conditions in Argentina and, consequently, our business, results of operations and financial condition.

Government or labor pressure to grant salary increases and/or additional benefits may affect business conditions in the country.

In the past, the Argentine government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits to their employees. Additionally, both public and private sector employers have been subject to significant pressure from the workforce and trade unions to grant salary increases and other benefits. The Argentine government has increased the minimum monthly salaries on numerous opportunities. In addition, the Argentine government has arranged other measures to mitigate the impact of inflation and exchange rate fluctuation in wages, or the consequences of the ongoing COVID-19 pandemic.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Most industrial or commercial activities are regulated by a specific collective bargaining agreement that groups together companies by industry and trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the respective union and to whom the collective bargaining agreement applies.

We cannot assure you that the Argentine government will not adopt future measures requiring that employers increase salaries and/or employee benefits, prohibition of dismissals, duplication of severance payments or that our employees and/or labor unions will not pressure for such measures themselves. Any such increase could result in an increase in our operating expenses and, therefore, adversely affect our results of operations.

Government intervention in the Argentine economy could undermine business and investor confidence.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

In the past, the Argentine government has increased state intervention in the economy, including through expropriation and nationalization measures, price controls and exchange controls and restrictions on capital flows. For example, in 2008, the administration absorbed and replaced the former private pension system for a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, have since been administered by ANSES. In 2014, the Argentine government enacted law No. 26,991, which enables the Argentine government to intervene in certain markets when it considers that any party to the market is trying to impose prices or supply restrictions in the market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called “basic needs goods”), and grants broad powers to the relevant enforcing agency (Secretariat of Commerce) to become involved in such processes. In addition, in August 2020, the executive branch issued Decree No. 690/2020 which, among other measures, amends the current legal framework to (i) declare information and communications technology services and access to telecommunications networks as essential and strategic public services, (ii) establish new rules regarding the pricing of such services, and (iii) declare mobile telephone services a public service.

In addition, as a result of the public health emergency declared by the Argentine government due to the ongoing COVID-19 pandemic, several measures have been adopted to limit the impact on the Argentine economy, including freezing rent prices and public services tariffs, and the prohibition of work dismissals, among others.

In the future, the level of intervention in the economy by the Argentine government may continue or increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

High public expenditure could result in long lasting adverse consequences for the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

During the last years, the Argentine government has substantially increased public expenditures, and has resorted regularly to the Central Bank and to the ANSES to source part of its funding requirements.

In 2018, 2019, and 2020, public sector expenditure increased approximately 22.4%, 37.2% and 52.7%, respectively, and the government achieved a primary fiscal deficit of 2.4%, 0.4% and 6.5% of GDP, respectively, according to the Ministry of Treasury. Primary fiscal deficit for 2020 was partly explained by a decrease in Argentine government income (equivalent to 0.7% of GDP) and an increase in public expenditure (equivalent to 3.5% of GDP). Additionally, the economic impact of the COVID-19 pandemic has also required and may continue to require the Argentine government to increase public spending.

We cannot assure you that the Argentine government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect our liquidity and assets quality and have a negative effect on clients’ confidence in the financial system.

A decrease in international prices for the main commodities exported by Argentina could negatively affect Argentina’s economic condition.

Argentina’s reliance on the export of certain commodities, particularly soybeans and its by products, corn and wheat, has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole. Given its reliance on such agricultural commodities, the country is also vulnerable to weather events—such as 2018’s drought—that may negatively affect the production of such commodities, reducing fiscal revenues and the inflow of US Dollars.

If the international prices for agricultural commodities decrease, Argentina’s economy could be adversely affected. In addition, a decline in international prices for agricultural commodities could have a negative impact on the government’s tax revenues, including its ability to repay its debt, and on the availability of foreign currency. Moreover, agriculture production— which represent an important source of Argentina’s export income— could be negatively affected due to adverse climate conditions. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

In order to counterbalance and diversify its reliance on agricultural commodities as well as to add an additional source of revenue, Argentina has been focused on increasing its oil and gas exports. A long-term decrease in the international price of oil would negatively impact the country’s oil and gas prospects and result in a decrease in foreign investment in these sectors.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2020 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 78, down from 66 in previous survey in 2019. In the World Bank’s Doing Business 2020 report, Argentina ranked 126 out of 190 countries, down from 119 in 2019.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The current Argentine administration’s ability and determination to implement these initiatives taken by the former administration is still uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support from opposing parties.

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

Risks Relating to the Argentine Financial System

The stability of the Argentine financial system depends upon the ability of financial institutions, including Banco Supervielle, the main subsidiary of Grupo Supervielle, to retain the confidence of depositors.

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

If, in the future, depositor confidence further weakens and the deposit base contracts, such loss of confidence and contraction of deposits will have a substantial negative impact on the ability of financial institutions, including the Bank, to operate as financial intermediaries. If the Bank is not able to act as a financial intermediary and otherwise conduct its business as usual, the results of its operations could be adversely affected or limited, affecting its ability to distribute dividends to us, which in turn could affect our results of operations and financial condition.

The growth and profitability of Argentina’s financial system partially depend on the development of medium and long-term funding sources.

Since most term deposits (more than 95%) are short-term deposits with a maturity of less than three months, a substantial portion of the loans have very short maturity, and there is a small portion of medium- and/or long-term credit lines. The uncertainty about the ability to reduce inflation in the future has had, and may continue to have, a significant impact on both the supply of, and demand for, long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

As a result of Argentina’s current macroeconomic environment, including the economic recession since 2018, high interest rates in 2018 and 2019, high inflation and depreciation of the Peso, the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly, materially affecting the asset quality of financial institutions, including the Bank and CCF. Furthermore, due to the ongoing COVID-19 pandemic and the government measures taken to contain the spread of the virus, since mid-March 2020 economy activity has been disrupted and Argentina GDP declined by 9.9% in 2020. The measures taken by the Argentine government to address the effects of the current macroeconomic environment may not be sufficient to offset the significant impacts of Argentina’s economic recession and the COVID-19 pandemic. Consequently, if customers are not able to repay their loans the quality of the Bank’s and CCF’s assets may further deteriorate and loan loss provisions may increase, which could, in turn, adversely affect our results of operations and financial condition.

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

In the past, in order to protect debtors affected by the economic crisis in 2001 and 2002, the Argentine government adopted measures in the beginning of 2002 that suspended proceedings to enforce creditors’ rights upon debtor default, including mortgage foreclosures and bankruptcy petitions. More recently, in connection with the ongoing COVID-19 pandemic, the Argentine administration has suspended mortgage foreclosures until March 31, 2021. For more information on regulations in connection with the COVID-19 pandemic, see “Item 4.B.—Business Overview—Argentine Banking Regulations – Government Measures in Response to the Ongoing COVID-19 Pandemic.”

Any such measures, and any other measures which may limit the ability of creditors, including us, to bring legal actions to recover unpaid loans or restricting creditors’ rights generally could have a material adverse effect on the financial system and on our business.

The Consumer Protection Law and the Credit Card Law may limit some of the rights afforded to us and our subsidiaries.

The application of the Argentine Consumer Protection Law No. 24,240 (the “Consumer Protection Law”), which establishes a number of rules and principles for the protection of consumers, and the Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”), which sets forth several mandatory regulations designed to protect credit card holders, by administrative authorities and courts at the federal, provincial and municipal levels has increased. Moreover, administrative and judicial authorities have issued various rules and regulations aimed at strengthening consumer protection. In this context, the Central Bank issued regulations with respect to the protection of financial services customers, which grants broad protection to financial services customers, and limits fees and charges that financial institutions may validly collect from their clients. In addition, the Argentine Supreme Court created the Public Registry of Collective Proceedings to register collective proceedings (such as class actions) filed with national and federal courts. In the event that we or our subsidiaries are found liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of our rights or our subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by the Bank or its subsidiaries, which could adversely affect our financial results of operations.

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates and fees that financial entities may charge to clients and merchants, and enable courts to decrease the interest rates and fees agreed upon by the parties if they are deemed excessively high. A change in the applicable law or court decisions lowering the cap on interest rates and fees would reduce the Bank’s and CCF’s revenues, which could negatively affect our consolidated results.

Class actions against financial institutions for an undetermined amount may adversely affect the profitability of the financial system and of the Bank.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including the Bank. See “Item 8.A Consolidated Statements and Other Financial Information.” The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions, although their guidance with respect to procedural rules for class action cases is limited. Argentine courts have admitted class actions in various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. Recently, some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

In the future, court and administrative decisions may increase the degree of protection afforded to our debtors and other customers or be favorable to the claims brought by consumer groups or associations. This could affect the ability of financial institutions, including us, to freely determine charges, fees or expenses for their services and products, therefore affecting their business and results of operations.

We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been determined by the Central Bank, the Financial Information Unit (Unidad de Información Financiera or “UIF”) and the CNV. The number of these regulations have increased in connection with the ongoing COVID-19 pandemic. See “Item 4.B.—Business Overview—Argentine Banking Regulations – Government Measures in Response to the Ongoing COVID-19 Pandemic.” These regulations include: (i) minimum capital requirements; (ii) mandatory reserve requirements; (iii) requirements for investments in fixed rate assets; (iv) lending limits and other credit restrictions, including mandatory allocations; (v) limits and other restrictions on fees; (vi) reduction of the period for the financial institutions to deposit the amount of sales made with credit cards in the corresponding accounts of the sellers; (vii) limits on the amount of interest banks can charge or pay, or on the period for capitalizing interest; (viii) accounting and statistical requirements; (ix) restrictions on dividends; (x) limits on market share; (xi) reporting or controlling regimes as agents or legally bound reporting parties; and (xii) changes in the deposit insurance regime.

We have no control over governmental regulations or the rules governing all aspects of our operations. The Central Bank may penalize our main subsidiary, the Bank, as well as our subsidiary CCF, in case of any breach of applicable regulations. Similarly, the CNV, which authorizes our securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions on us and our Board of Directors for breaches of corporate governance.

The absence of a stable regulatory framework in Argentina for financial institutions and the imposition of measures that affect the profitability of financial institutions and limit the possibility of covering their positions against currency fluctuations result may limit the decisions that financial institutions, including the Bank and CCF, can make on asset allocation, which may adversely affect future financial activities and our result of operations. There can be no assurances that new and tighter regulations will not be implemented in the future, which could cause uncertainty and could negatively affect our future financial activities and results of operations. In addition, existing or future legislation and regulation may require us to make material expenditures to avoid any material adverse effect on our consolidated operations.

We are exposed to compliance risks.

Due to the nature of our activities, we are exposed to certain compliance risks. We must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws (including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which could lead to very significant penalties. As part of our business, we directly or indirectly, through third parties, deals with entities whose employees are considered to be government officials. Our activities are also subject to complex customer protection and market integrity regulations.

Although we have adopted multiple policies, procedures, internal control systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that our employees or other persons related to us or our business partners, agents and/or other third parties with a business or professional relationship do not circumvent or violate current regulations or our ethics and compliance regulations, acts for which such persons could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by the Bank in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Bank’s business, financial condition and results of operations.

We may not be able to prevent third parties from using the banking network in order to launder money or carry out illegal or inappropriate activities. Moreover, financial crimes continually evolve and emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Additionally, in adverse economic conditions, it is possible that financial crime attempts will increase significantly.

If there is a breach of the applicable regulations or the Banks’s ethics and compliance regulations or if the competent authorities consider that the Bank does not perform the necessary due diligence inherent to its activities, such authorities could impose limitations on our activities, the revocation of our authorizations and licenses, and economic penalties, in addition to having significant consequences for our reputation, which could have a significant adverse impact on our business, financial condition and results of operations. Furthermore, we from time to time conduct investigations related to alleged violations of such regulations and ethics and compliance regulations, and any such investigation or any related procedure could be time consuming and costly, and its results difficult to predict.

In 2020 the COVID-19 outbreak has led in many countries to new specific regulations, mainly focused on consumer protection measures. The difficulties associated with the need to adapt the Bank’s systems to these new regulations quickly along with the fact that the majority of our employees have been working remotely could pose new compliance risks. Likewise, despite the existing controls in place, the increase in remote account opening driven by the pandemic could increase money laundering risks. Additionally, criminals are continuing to exploit the opportunities created by the pandemic across the globe and increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments. Increased strain on our communications surveillance frameworks could in turn raise our market conduct risk.

Exposure to multiple federal, provincial and/or municipal legislation and regulations could adversely affect our business or results of operations.

The Argentine government has historically exercised significant influence over the economy and financial institutions. In the past, several different bills to amend the Argentine Financial Institutions Law No. 21,526 (the “FIL”) have been put forth for review by the Argentine Congress, seeking to amend different aspects of the FIL, including the qualification of financial services as a public service, an increase in governmental regulations affecting the activities of financial entities and initiatives to make financial services more widely available.

Laws and regulations currently governing the economy and the banking sector may continue to change in the future, and any changes may adversely affect our business, financial condition and results of operations. In particular, a thorough amendment of the FIL would have a substantial effect on the banking system as a whole. If such a bill were passed, or any other amendment to the FIL be made, the subsequent changes in banking regulations may have adverse effects on financial institutions in general, and on our business, financial conditions and results of operations.

In addition, Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires, each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our branches are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

As an example of the aforementioned, in the second half of 2020 and after the suspension of the 2017 fiscal consensus in late 2019, certain Argentine provinces (Córdoba, San Luis, Buenos Aires and the City of Buenos Aires) raised the tax rate on gross income tax for banks. Additionally, in October 2020, the City of Buenos Aires also eliminated a tax exemption on interest income received from LELIQs (short-term debt instruments issued by the Central Bank as part of its monetary policy).

In January 2021, a legal action was filed against the Autonomous City of Buenos Aires in order to declare Laws No. 6,382 and No. 6,383 unconstitutional, which seek to burden the returns derived from securities, bonds, bills, certificates of participation (equity) and other instruments issued or to be issued in the future by the Argentine Central Bank with turnover tax. Such legal action was filed under File No. CAF 18156/2020 (“ADEBA Asociación Civil de Bancos Argentinos y otros c/GCBA y otro s/Proceso de Conocimiento”) by the Association of Banks and most of its members. The Argentine Central Bank has filed a legal action for the same purpose.

If financial intermediation activity volumes relative to GDP are not restored to higher levels, the capacity of financial institutions, including the Bank, our main subsidiary, to generate profits may be negatively affected.

As a result of the 1999-2002 financial crisis, as a result of which the Argentine economy fell 18.4%, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of that crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Although in some recent years private credit relative to GDP grew, since 2018 credit contracted in real terms. Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the 1999-2002 crisis and also from prior years, especially in the case of private-sector deposits and loans, which amounted to 18.6% and 9.6% of GDP, respectively, as of December 31, 2020.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes and businesses to provide financial institutions, including the Bank, with sufficient capacity to generate income, which may, in turn, impact our results of operations.

Argentine financial institutions, including the Bank, continue to have exposure to public sector debt, including securities issued by the Argentine Central Bank, and its repayment capacity, which in periods of economic recession, may negatively affect their results of operations.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine and the provincial government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Argentine financial institutions usually hold public sector debt issued by the national, provincial and municipal governments and securities – generally short term – issued by the Central Bank as part of their portfolios. As of December 31, 2020, the exposure of the financial institutions to the public sector represented 10.3% of total assets and their holdings of short-term securities issued by the Central Bank represented 25.8% of total assets. As of December 31, 2020, our exposure to the public sector amounted to Ps.21.9 billion, representing 8.8% of our total assets as of that date and our exposure to short term securities issued by the Central Bank and Repo transactions with Central Bank amounted to Ps.51.1 billion or 20.4% of our total assets as of such date.

By virtue of Executive Decrees No. 596/2019 and No. 609/2019, the maturity date of short-term public sector debt securities (“Letes,” “Lecaps,” “Lelink” and “Lecer”) was extended to February 2020. Afterwards, through Decree No. 346/2020, the Argentine government further extended the maturity date of certain “Letes” to December 31, 2020. In February 2020, through Joint Resolution 6/2020, certain “Lecaps” and “Letes” which had already been reprofiled pursuant to the aforementioned Executive Decrees No. 596/2019 and 609/2019 were subsequently exchanged by peso-denominated treasury bills (“Lebads”) maturing on September 18, 2020. On April 5, 2020, the Argentine government issued the Decree No. 346/2020, by which the repayment of Argentine law-governed U.S. dollar-denominated notes was postponed, including the abovementioned “Letes.” Our holdings of “Letes” and “Lecaps” were affected as a result of the aforementioned restructuring measures of Argentine law-governed sector public debt adopted by the Argentine government.

In addition to the public sector debt restructuring process, the Argentine government also launched an exchange offer with the aim of refinancing its foreign law-denominated external indebtedness, which was successfully concluded in August 2020. For more information on the restructuring, see “Item 5.A—Operating Results—The Argentine Economy and Financial System—Argentina’s Sovereign Debt Restructuring.”

Should the public sector fail to fulfill its commitments in due time and proper form, this could have a negative adverse effect on our business, financial situation and results of operations. Moreover, failure by the Argentine government to successfully carry out the restructuring of its debt with the IMF may further affect the public sector’s creditworthiness and negatively affect the Bank’s exposure to public sector debt and therefore its results.

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

The loan portfolio of the Personal & Business Banking segment, which includes individuals and small business with annual sales of up to Ps.100 million and SMEs with annual sales over Ps.100 million and below Ps. 700 million, represented approximately 51% of the consolidated loan portfolio (net of provisions) as of December 31, 2020, while the loan portfolio of the Consumer Finance Segment represented approximately 7% of the consolidated loan portfolio. Within the 51% share of the Personal & Business Banking Segment, 42% corresponds to individuals, while 9% corresponds to Small Businesses & SMEs. Morover, loans to lower-risk payroll and pension clients accounted for 72% of our total loans to individuals at the bank level. If the economy in Argentina experiences a significant downturn, this could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

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

In this respect, we may not be able to continue to identify opportunities or consummate acquisitions leading to economically favorable results and we cannot assure you that any future acquisition will, if required, be authorized by the Central Bank, which would limit our ability to implement our growth strategy. In addition, in the event that an acquisition opportunity is identified and authorized, successful integration of the acquired business entails significant risks, including compatibility of operations and systems, unexpected contingencies, employee retention, compliance, customer retention, and delays in the integration process.

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

In particular, our results of operations depend to a great extent on our net financial income. Net financial income represented 85.8% of our net operating revenue in 2020 and 88.0% in 2019. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net financial income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits, could adversely affect the Bank’s and CCF’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns. The interest rate spreads of the Bank and CCF follow the same trend.

Since the 2018 devaluation of the Peso and the acceleration of the inflation rate, the Central Bank raised interest rates, ending the margin contraction trend that had been taking place in the previous years. Since late December 2019, the Central Bank has resumed a process of rate reduction, and inflation expectations have been reduced slightly, although they remain high. Moreover, amid the COVID-19 outbreak, the Central Bank imposed minimum interest rates paid on time deposits, imposed maximum interest rates on credit cards financing, and established some credit lines to be granted to SMEs at preferential interest rates, pressuring margins downwards. In turn, if in the future the Central Bank is successful in reducing the pace of inflation, it could result in a renewed pressure on banking spreads.

Moreover, a change in the composition of the source of funding, which is currently heavily weighted by non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of bearing interest liabilities. Further reduction in spreads could have a material adverse effect on our business, results of operation and financial condition. We cannot guarantee that interest rate spreads will remain attractive unless increases in our volume of lending.

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

Pursuant to the implementation of IFRS 9, our subsidiaries, particularly the Bank and CCF, establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. In this process, our subsidiaries rely on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ default (probability of default (PD)), as well as the exposure assumed with them (EAD—Exposure at the time of default) and the proportion of each unfulfilled loan that the entity is able to recover (Loss in the event of default (LGD)). Based on these parameters, the expected loss (PE) and economic capital are estimated. At the same time, we assess expected credit losses on a forward-looking basis, incorporating the impact of updated macroeconomic scenarios in the variables which we consider affect credit risk.

The pandemic and the nation-wide lockdown established by the Argentine government since March 20, 2020 have had a significant negative impact on the Argentine economy and resulted in increased morosity levels in the financial system. The Central Bank has established several measures in favor of creditors, including an automatic rescheduling program on unpaid loans installments maturing between the months of April 2020 and March 2021. Despite the measures taken by the Argentine government in order to mitigate the negative impact, production and consumption have decreased significantly, impacting employment levels and financial flows, among others and the extent of such impact and its effects are still uncertain, and therefore difficult to measure.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, our asset quality and our financial condition and results of operations may be materially and adversely affected.

The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the agreement with ANSES is terminated or not renewed.

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. In December 2020, the Bank made payments on behalf of ANSES to approximately 960,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (18% as of December 31, 2020) from the sale of financial services to senior citizens. The agreement with ANSES is an agreement that must be signed by any bank that intends to pay pensions or benefits on behalf of ANSES. The current agreement with ANSES expires on June 30, 2021 and negotiations between the banks and ANSES to renew the agreement have already started. In addition, ANSES has the right to terminate the agreement with a 90 day prior notice.

The termination of the agreement with ANSES or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 29, 2021, 61,738,188 Class A shares and 98,684,713 Class B shares. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

Early termination of CCF’s business agreement with the current owners of Walmart, Grupo De Narváez, and the potential change of the Walmart brand could have an adverse effect on our revenue.

In April 2000, CCF and Walmart entered into a commercial agreement pursuant to which CCF became the sole provider of financial services for Walmart’s customers in Argentina. The agreement was renewed in 2005, in 2010, in 2014, and more recently in May 2020.

On November 6, 2020, Walmart Inc. agreed to sell its business in Argentina to Grupo de Narváez, a well-known name in Argentina conducting several retail businesses in the country. Although Grupo De Narváez has not been in the supermarket business in Argentina in recent years, they have been building retail capabilities in other countries in the region.

The current agreement expires on August 31, 2021 and, while a renewal is currently being negotiated with Grupo De Narváez, it may not be renewed on the same terms or at all. The decision by Grupo De Narváez not to renew the agreement could negatively affect our expected benefit from this alliance and could result in a material adverse effect on CCF’s financial condition and results of operations.

As of July 1, 2018, the Peso qualifies as a currency of a hyperinflationary economy, and the Group is required to apply inflationary adjustments to its financial statements, which adjustments could adversely affect its financial statements, results of operations and financial condition.

In June 2018, the International Practices Task Force categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated in a suitable general price index to control for the effects of changes. Argentine companies applying IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. In addition, certain regulatory authorities, such as the CNV, have required that financial statements submitted to the CNV for the periods ended on and after December 31, 2018 to be restated for inflation in accordance with IAS 29.

To determine the indexation for tax purposes, Law No. 27,468 substituted the WPI for CPI and modified the standards triggering tax indexation procedures. From January 1, 2021, the tax indexation procedure is triggered under similar standards as those set forth by IAS 29.

We cannot predict the full impact of the application of such tax indexation procedures and the related adjustments on our financial statements or the effects of such tax indexation procedures on our business, results of operations and financial condition.

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

Although we intend to continue implementing security technology devices and establishing operational procedures to prevent such damage, it is possible that not all of our systems are entirely free from vulnerability and these security measures will not be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

Our business is highly dependent on properly functioning information technology systems and improvements to such systems.

Our business is highly dependent on the ability of our information technology systems and the third-party managers of such systems to effectively manage and process a large number of transactions across numerous and diverse markets and products in a timely manner. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Our business activities may be materially disrupted if there were a partial or complete failure of any of our information technology systems communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially affect us.

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

We are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious or large transactions to the applicable regulatory authorities. While we have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. If we fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our financial institutions for money laundering or illegal or improper purposes. As of the date of this annual report, we have not been subject to material fines or other penalties, and we have not suffered business or reputational harm, as a result of any money laundering activities in the past.

Risks Relating to Our Class B Shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

We are a holding company and our ability to pay dividends depends on the cash flow and distributable income of our operating subsidiaries. We and our subsidiaries are subject to contractual, legal and regulatory requirements affecting our ability to pay dividends. In particular, dividend distribution by the Bank is subject to the requirements established by the rules of the Central Bank, as amended from time to time. Pursuant to such regulations, dividend distributions shall be admitted as long as none of the following circumstances apply: (i) the financial institution is subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL; (ii) the financial institution is receiving financial assistance from the Central Bank; (iii) the financial institution is not in compliance with its reporting obligations to the Central Bank; (iv) the financial institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; (v) if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or (vi) if the financial institution did not comply with the applicable Additional Capital Margins (as defined below). Financial institutions that comply with all of the above mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income,” (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”) or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency.

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

Although distribution of dividends to us by the Bank has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting without its prior consent, or such authorization may not be for the full amount of distributable dividends. By virtue of Communication “A” 7181 of the Central Bank, dividend distributions by financial entities is currently suspended at least until June 30, 2021.

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.

Exchange controls currently in place could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. In particular, with respect to the dividends and distributions on any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to prior Central Bank approval, which may not be granted. Access to the free foreign exchange market (“MLC,” as per its Spanish acronym) to pay dividends to non-resident shareholders is granted subject to the following conditions:

○	Maximum amounts: the total amount of transfers made through the MLC for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the MLC as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos determined by the shareholders’ meeting to be distributed as dividends.

○	Minimum Period: access to the MLC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.

○	Documentation requirements: dividends must be the result of closed and audited balance sheets. When requesting access to the MLC for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, in lack thereof, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the external assets and liabilities reporting regime set forth by Communication “A” 6401 of the Central Bank (the “External Assets and Liabilities Reporting Regime”) shall have been complied with.

If the exchange rate fluctuates significantly during a time when the Depositary (as defined in “Item 12.D American Depositary Shares.”) cannot convert or reinvest the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Pesos in Argentina may also be subject to restriction. Moreover, available mechanisms to receive dividends in U.S. dollars may involve a significantly higher implicit exchange rate. See “Item 10.D Exchange Controls—Other Regulations—Sale of Foreign Curency to Non-residents.”

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

Holders may exercise voting rights with respect to the Class B shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying Class B shares, except if the depositary is a foreign entity and it is not registered with the Inspección General de Justicia (“IGJ”), and in this case, the depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Capital Markets Law requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

○	the notice of such meeting;

○	voting instruction forms; and

○	a statement as to the manner in which instructions may be given by holders.

To exercise their voting rights, ADS holders must then provide instructions to the Depositary on how to vote the shares underlying ADSs. Because of the additional procedural step involves the Depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B shares.

Except as described in this annual report, holders will not be able to exercise voting rights attaching to the ADSs.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2020, the ten largest companies in terms of market capitalization represented approximately 65% of the aggregate market capitalization of ByMA. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the Depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, exchange controls imposed by the Central Bank could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Exchange Controls.”

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

Banco Banex S.A.

In 1969, Jules Henri Supervielle, the father of Julio Patricio Supervielle, our controlling shareholder, and cousin of the Supervielle family members who had owned and managed Banco Supervielle de Buenos Aires S.A. until 1964, founded Exprinter de Finanzas S.A., which became Exprinter Banco S.A. in 1991. On July 15, 1996, Exprinter Banco S.A. acquired 100% of the capital stock of Banco San Luis S.A. pursuant to a public bidding process organized by its owner, the Province of San Luis. The acquisition was part of a strategic plan aimed at growing in the interior of the country and penetrating the retail and the SMEs segments. In 1998, Exprinter Banco S.A. and Banco San Luis S.A. merged to create Banco San Luis S.A. Banco Comercial Minorista, and was later renamed Banco Banex S.A.

Creation of Holding Company

Grupo Supervielle was incorporated in the City of Buenos Aires in 1979, under the name Inversiones y Participaciones S.A., changing the name to Grupo Supervielle S.A. in November 2008.

Acquisition of Banco Société Générale S.A. by Banco Banex S.A.

In March 2005, the Central Bank approved the purchase by Banco Banex S.A. of a majority stake in Banco Société Générale S.A., Supervielle Asset Management Sociedad Gerente de FCI S.A. and Sofital. Upon consummation of this acquisition, Banco Société Générale S.A.’s corporate name was changed to Banco Supervielle S.A. At the time of the purchase, the total assets of Banco Banex S.A. were 61.3% of the total assets of Banco Societé Générale S.A.

Merger of Banco Banex S.A. and Banco Supervielle S.A.

In July  2007, with the prior approval of the Central Bank, Banco Banex S.A. merged into the Bank.

Acquisition of Banco Regional de Cuyo S.A.

In September 2008, the Bank finalized the acquisition of 99.94% of the capital stock of Banco Regional de Cuyo S.A. The Banco Regional de Cuyo S.A. merged with and into the Bank in November 2010.

Acquisition of Tarjeta Automática S.A.

In December 2007, we acquired 51% of Tarjeta’s capital stock. The remaining 49% was held by Acalar S.A., an Argentine sociedad anónima wholly owned by the Coqueugniot family (Gabriel A. Coqueugniot, Cecilia B. Coqueugniot, Mónica I. Coqueugniot, and Diana I. Coqueugniot), in equal parts. Following several stock transfers that took place in 2009 and 2010, as of the date of this annual report Tarjeta’s capital stock is held 87.5% by Grupo Supervielle, 10.0% by the Bank, and 2.5% by CCF.

Acquisition of CCF

In July 2010, Grupo Supervielle and the Bank agreed to acquired 100% of CCF, a financial services company that specialized in credit cards, personal loans and the distribution of certain third-party insurance products. In August 2011, the purchase was completed through a stock transfer in which 5% and 95% of the total shares were transferred to Grupo Supervielle and the Bank, respectively.

Through a strategic alliance with Walmart Argentina, CCF has exclusive rights to promote and sell financial and credit products in Walmart Argentina stores nationwide through August 31, 2021. In November 2020, Walmart Argentina sold the entire operation to Grupo De Narváez, which has not adversely affected the agreement since the strategic partnership with the new shareholder is maintained and negotiations to renew the agreement have already started.

We acquired CCF to further our strategy of increasing our market share in the Argentine banking and financial services industry through the strategic purchase of financial services companies and financial institutions.

In August 2011, the shareholders of CCF approved its change of corporate name from GE Cordial Compañía Financiera S.A. to Cordial Compañía Financiera S.A. On November 2, 2020, the change of its corporate name to IUDÚ Compañía Financiera S.A. was approved, although as of the date of this annual report such change of corporate name is pending registration.

Creation of Espacio Cordial Servicios S.A.

In October 2012, the Board of Directors created a new entity called ECM S.A., which was later renamed Espacio Cordial Servicios S.A. Cordial Servicios was created to sell non-financial products and services, such as: insurance plans and coverage, tourism packages, health insurance and health services, electric appliances and furniture, insurance mechanisms and plans and alarm systems.

Acquisition of Supervielle Seguros S.A. (formerly known as Aseguradores de Créditos del Mercosur S.A.)

In February 2013, we and Sofital accepted an offer for the acquisition of 100% of the shares of an insurance company named Aseguradores de Créditos del Mercosur S.A. In June 2013, 95% of the shares of Aseguradores de Créditos del Mercosur S.A. were transferred to us and the remaining 5% of the shares were transferred to Sofital. In October 2013, Aseguradores de Créditos del Mercosur S.A. was renamed Supervielle Seguros S.A.

Successful IPO in May 2016

Since May 19, 2016, the ordinary Class B shares of Grupo Supervielle S.A. are listed on ByMA, and its American Depositary Shares (“ADSs”), representing five ordinary Class B shares, are listed in the NYSE under the ticker “SUPV.” At the time, Grupo Supervielle made an initial public offer of its Class B shares in Argentina and of its ADSs in the international markets for an aggregate amount of U.S.$323 million. Through the offering, Grupo Supervielle placed 146,625,087 ordinary Class B shares, of which 137,095,955 were placed internationally in the form of ADSs. In the offering, 114,807,087 were newly issued ordinary Class B shares while 31,818,000 were sold pursuant to a secondary offering.

Capitalization of an in-kind contribution and resulting capital stock increase

At the ordinary and extraordinary shareholders’ meeting of Grupo Supervielle held on April 27, 2017, the shareholders of Grupo Supervielle approved the capitalization of an in-kind contribution of 7,672,412 shares of common stock of Sofital made by Mr. Julio Patricio Supervielle and an increase of the capital stock of Grupo Supervielle through the issuance of up to 8,032,032 new Class B shares. In connection with the capital increase, a total of 7,494,710 new Class B shares were subscribed as follows: on July 18, 2017, 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.7% of the total capital increase, and 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.3% of the total capital increase.

Successful completion of follow-on and capital increase

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

Creation of Fideicomiso Financiero Fintech Supervielle I

On February 16, 2018, the Board of Directors approved the creation of Fideicomiso Financiero Fintech Supervielle I to invest in financial technology (fintech) and insurance technology (insurtech) start up projects for an amount up to U.S.$3 million. The Fideicomiso Financiero Fintech Supervielle I has made investments with minor participations in the following start up projects since its creation: 123Seguro, Increase, Avancargo, Blended and more recently in March 2021, SixClovers.

Acquisition of Micro Lending S.A.U.

On April 6, 2018, Grupo Supervielle approved an offer to acquire 100% of the share capital of Micro Lending S.A.U. (“MILA”). MILA specializes in car financing, particularly for used cars. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

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

Creation of Bolsillo Digital S.A.U.

On June 12, 2019, Bolsillo Digital S.A.U. was created. This company is a Fintech which was introduced in the fast-growing industry of means of payment, which designs and develops products and services for payment processing, offering solutions to businesses and individuals, facilitating their integration into the digital payments system. We are the sole shareholder of Bolsillo Digital S.A.U.

Bolsillo Digital carries out its main activity today as a provider of payment services, actively participating in the growth of Grupo Supervielle’s business. Bolsillo Digital also seeks to promote digitization, reduce the use of cash and promote financial inclusion by providing more opportunities to merchants, professionals, SMEs and entrepreneurs.

Acquisition of deautos.com by Espacio Cordial de Servicios S.A.

On June 18, 2019, Espacio Cordial de Servicios S.A. acquired deautos.com, a platform of new and pre-owned cars and one of the leading sites in its category with more than 10 years in the market.

Through this acquisition, the Consumer Finance Segment of Grupo Supervielle seeks to continue enhancing the customer experience through digital transformation, widening the offering of consumer products and increasing cross selling to drive higher efficiency and profitability.

The acquisition of deautos.com platform allows us to create an innovative and disruptive business model in the online car market powered by MILA’s relationship with agencies and dealers, provide a new car digital platform experience for users, integrating and simplifying the financial offer, insurance and services of the segment.

Creation of Supervielle Productores Asesores de Seguros S.A. (“Supervielle Broker de Seguros”)

On December 21, 2018, Supervielle Broker de Seguros was created, which has the exclusive purpose of carrying out the insurance intermediation activity, promoting the contracts of life insurance, wealth and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle owns more than 99% of its share capital, directly and indirectly. Supervielle Productores Asesores de Seguros S.A began operating in the second half of 2019.

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

Acquisition of Easy Cambio S.A.

In October 2020, Grupo Supervielle acquired Easy Cambio S.A., a foreign exchange broker authorized by the Central Bank. Through this acquisition we seek to broaden our offer of financial services by allowing individual customers countrywide to operate in the FX markets by using the latest technologies available.

Executive Offices

Our principal executive offices are located at Bartolomé Mitre 434, Buenos Aires, Argentina. Our general telephone number is +54-11-4340-3100. Our website is http://www.gruposupervielle.com. Information contained or accessible through our website is not incorporated by reference in, and should not be considered part of, this annual report.

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

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.B     Business Overview

Overview

We are a financial services platform in Argentina with a leading competitive position in certain market segments that are strategic for our Group. Our philosophy focuses on agility as a key part of our work culture, with the client at the center of all our actions through the generation of profitable value propositions and promoting digital adoption.

Through our main subsidiary, the Bank, we trace our origins to the banking house Supervielle y Cía. Banqueros, established in 1887. Our long-standing presence in Argentina’s financial sector has allowed us to establish strong long-term relationships with our customer base, build a reputation for personalized customer service and establish the Supervielle brand as a recognized household name in the Argentine banking industry for both individuals and corporations, as well as in the securitization and corporate bond segments of the local capital markets. Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and the CEO of Grupo Supervielle and has led Grupo Supervielle for over 20 years. During his tenure, we have experienced growth in terms of net worth, assets, deposits and our network, and we have successfully completed some of our most significant acquisitions. We rely on a Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance.

Our subsidiaries are: Banco Supervielle, which is the 8th largest private bank in Argentina in terms of loans; the consumer finance division made up of CCF, a digital banking services platform; Tarjeta Automática, a distribution network for consumer finance mainly in southern Argentina; MILA, a company specialized in the financing of auto loans; Espacio Cordial, a retail non-financial products, assistance, services and tourism; Supervielle Seguros, an insurance company; Supervielle Productores Asesores de Seguros, an insurance broker; Supervielle Asset Management, a mutual fund management company; InvertirOnline.com, a broker specialized in online trading; Bolsillo Digital S.A.U., a company that provides payment solutions to retailers with Mobile POS and mobile wallet products through its IUDÚ PAGO brand; Futuros del Sur (in the process of registering the change of its name by Supervielle Agente de Negociación) which is a brokerage firm aimed at institutional and corporate customers, and Easy Cambio S.A., a currency exchange broker. The portfolio of companies in our Group is completed by a company whose main activity is the holding of shares in the same companies of Grupo Supervielle, Sofital S.A.F.e I.I.

As of December 31, 2020, our infrastructure is supported by a strategic presence through 302 access points, which include 185 bank branches, 13 bank sales and collection centers and 79 CCF sales points located within Walmart Supermarkets; 20 Tarjeta Automática branches, 5 MILA branches (added to its network of 579 related agencies), 457 ATMs, 221 self-service terminals and 256 Supervielle own-experience ATMs with integrated biometrics and not requiring the use of a password or plastic card. Moreover, we offer banking solutions through our digital channels, applications and solutions developed for different business segments, and also offer products and services through our digital attackers’ platforms to clients located countrywide.

During 2020, we continued to expand our ecosystem, and served more than 1.9 million active customers.

Note. (i) Loans and Deposits Market share: Banco Supervielle Market Share among Argentine Private banks. (ii) Insurance Market share among the insurance lines we underwrite.

Financial Services

We own the eighth largest Argentine private bank in terms of loans. Through the bank, we serve 1.4 million individual active customers, around 21,000 Small Business, 2,000 SMEs and 2,300 Corporates and we maintain a competitive leading position in certain strategic segments.

According to calculations based on Central Bank and other third-party information, our share for the following products is as follows:

•	Personal loans (advanced by the Argentine private financial system): our market share as of September 30, 2020 was 7.4%, compared to a 7.0% market share as of December 31, 2019;

•	Leasing (made by the Argentine private banks): a 18.7% market share as of September 30, 2020, compared to a market share of 19.9% as of December 31, 2019;

•	Our factoring market share of the Argentine private financial system as of December 31, 2020 was 8.7%, compared to a 9.5% market share as of December 31, 2019; and

•	MasterCard credit cards with a 9.2% market share as of December 31, 2020, compared to a 9.3% market share as of December 31, 2019.

Additionally, based on the latest information published by ANSES, we made 10.8% of all social security payments to senior citizens in Argentina in September 2020, compared to 11.2% in June 2019.

Through the Bank, we maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

We have a leading position in both the Provinces of Mendoza and San Luis, in which we have 200,000 and 195,000 active customers, respectively. According to calculations based on Central Bank information, as of December 31, 2020 in these Provinces we had a market share of loans to private sector of 21.7% and 53.8%, respectively, and a market share of deposits from private sector of 10.9% and 63.3% respectively.

Regarding our consumer finance business, during 2020 CCF consolidated its digital transformation with the launching of IUDÚ, an innovative digital financial services platform available at Google Play and App Store. CCF’s business model is based on providing financing solutions to specific target groups, mainly medium-to-low-income population (segments C2 and C3), and is currently consolidating in the field of comprehensive financial services through the development of new accounts deposits and investment and to a wider customer segment, offering a personalized and omnichannel experience.

The launching of the IUDÚ platform was a key player in the transformation of the industry, expanding digital proposals based on an innovative app, with 100% digital onboarding to apply for personal loans, credit cards and carry out all transactions personally, such as checking purchases made and managing payments. In the near future, customers will also have access to a comprehensive and complete offer of digital banking products and services.

The omnichannel concept enables CCF to be present countrywide, and it is currently settled in 22 provinces through 99 points of sales of its 2 main marketing channels: Walmart financial services and Tarjeta Automática, and the digital channel through the web, the social media and Google Play and App Store apps: Walmart Tarjeta App, Carta App and IUDÚ.

Finally, through the Fideicomiso Financiero Supervielle I, our corporate venture capital fund that focuses on creating incremental business opportunities for our subsidiaries, we made strategic investments in several fintechs and insurtechs start ups, including (i) Increase, a financial solutions platform for stores and businesses; (ii) Avancargo, a company that uses technology to facilitate cargo freight contracts to match demand and supply; and (iii) Blended, a comprehensive school management platform for kinder, primary and high school levels.

Insurance

The insurance business is continuously adapting its products to the needs of our customers throughout their lives. We have access to customers through our distribution networks and aim to further develop our bancassurance distribution model by expanding the variety of insurance products offered.

Supervielle Seguros sells insurance policies it underwrites such as personal accidents, protected bag, life, home, broken bones, among others, through our distribution network and the digital channels. In turn, Supervielle Productores Asesores de Seguros has continued focusing in 2020 on entrepreneurs and small businesses and SMEs, offering advisory services to customers and adding value to our comprehensive product proposal.

Moreover, with the vision to create incremental business opportunities for our companies, we invested in 123Seguro, an online car insurance broker, through our corporate venture capital fund.

As of December 31, 2020, we have issued 500,000 gross written premiums reaching as of December 31, 2020, 1.76% market share among the insurance lines we underwrite.

Investments & Savings solutions

We offer investments and savings solutions to our customers through a wide range of products. Through Supervielle Asset Management, we have 15 mutual funds designed to meet customers’ particular investment objectives and risk profiles. As of December 30, 2020, assets under management reached Ps. 38.8 billion increasing 70% from December 2019.

On the other hand, we own InvertirOnline, a digital online broker that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client. Through this value proposition we follow a purpose of reinventing the way of investing to boost people's income and savings. The online platform ranks 2nd in the local ByMA exchange ranking on Equity, CEDEARs (Certificado de Depósito Argentinos) and options trading, and it has an 8% market share in these assets. In 2020, 134,000, new accounts were opened, more than doubling the number of accounts opened in the previous year. DART (Daily Average Revenue Trades) reached nearly 20,500 in 2020 up from less than 5,600 in 2019. Additionally, in 2020 we acquired Easy Cambio S.A. seeking to expand the offer of financial services to individual clients located countrywide, allowing them to make FX exchanges by using the latest technologies available. Finally, we contribute to improve financial education with around 23,000 participants attending financial courses education offered by InvertirOnline Academy in 2020.

Payments

In June 2020, we launched IUDÚ PAGO, a payment facilitator app through which companies and individuals with commercial activity are offered the possibility of charging with debit and credit cards, through mPOS and payment link. The value proposition is currently integrated with virtual wallet products, such as “Sube” charging, Prepaid Card (to make subscriptions, extraction and purchases) and cell phone recharge.

Moreover, we joined Play Digital S.A. (“Modo”, the systemic payment solution for banks in Argentina) as shareholder, with the aim of expanding the offer of financial services to our clients throughout the country, integrating technologies that facilitate the use of our applications on mobile devices, allowing them to operate in the digital market for payments and transfers through a systemic solution of the highest quality standard.

Automotive

The acquisition of deautos.com platform in 2019 allowed us to create an innovative and disruptive business model in the online car market powered by our existing MILA’s relationship with agencies and dealers, providing a new car digital platform experience for users, integrating and simplifying the financial offer, insurance and services. As of December 31, 2020 we have granted 15,000 auto loans.

Housing

We offered housing solutions to our customers, through different value propositions, such as mortgage loans and rental guarantees. As of December 31, 2020, we ranked the fifth largest private bank in terms of mortgages with a 7% UVA mortages market share.

Non financial services and products: Retail and Leisure, and Medical plans

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact though our brands Cordial and Tienda Supervielle marketplace which was used to sell home appliances, technology, home and furniture, sport products, wellness and beauty, and tourism among others. In 2020, we sold more than 29,000 retail and leisure products, and as of December 31, 2020 we had 310,000 active medical plans.

As of December 31, 2020 and 2019 on a consolidated basis, we had:

•	Ps.249.2 billion in total assets as of December 31, 2020, compared to Ps. 202.4 billion in total assets as of December 31, 2019;

•	Ps.113.8 billion in loans as of December 31, 2020, compared to Ps.129.0 billion in loans as of December 31, 2019;

•	Ps.178.6 billion in deposits as of December 31, 2020, including Ps.7.9 billion from the non-financial public sector, Ps.57.4 million from the financial sector and Ps.170.7 billion from the non-financial private sector compared to Ps.121.2 billion in deposits as of December 31, 2019, including Ps.7.4 billion from the non-financial public sector, Ps.38.3 million from the financial sector and Ps.113.7 billion from the non-financial private sector;

•	Ps.35.7 billion in attributable shareholders’ equity as of December 31, 2020 compared to Ps.31.9 billion in attributable shareholders’ equity as of December 31, 2019; and

•	5,021 employees as of December 31, 2020, compared to 5,084 employees as of December 31, 2019.

Our Subsidiaries

The following information is related to our subsidiaries as of the date of this annual report:

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Banco Supervielle S.A.	Argentina	Supervielle
Cordial Compañía Financiera S.A. (in the process of being renamed as IUDÚ Compañia Financiera S.A.)	Argentina	Walmart Servicios Financieros IUDÚ Pesos Ya
Tarjeta Automática S.A.	Argentina	Carta Automática Pesos Ya
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	invertirOnline
InvertirOnline.com Argentina S.A.U.	Argentina	invertirOnline.com
Supervielle Productores Asesores de Seguros S.A.	Argentina	Supervielle Broker de Seguros
Futuros del Sur S.A. (in the process of being renamed Supervielle Agente de Negociación S.A.U.)	Argentina	N/A
Bolsillo Digital S.A.U.	Argentina	IUDÚ PAGO
Easy Cambio S.A.	Argentina	N/A
Sofital S.A.F. e I.I.	Argentina	N/A

Banco Supervielle S.A.

We own 97.10% of the share capital of the Bank and Sofital owns 2.79%. The Bank is a universal commercial bank and our largest subsidiary. The Bank accounted for 96.2% of our total assets as of December 31, 2020. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail, corporate and institutional customers.

According to the Central Bank, as of September 30, 2020, the Bank ranked 8th in terms of total loans, 10th in terms of deposits, and 10th in terms of total assets among private banks in Argentina. In 2020, the Bank continued to be a leader among private banks with respect to the payment of federal benefits to senior citizens in terms of the number of payments made. The Bank is also one of the leading providers among private banks of (i) factoring services in Argentina with a 8.7% share as of December 31, 2020 and (ii) leasing services, with a market share estimated to be around 19% as of September 30, 2020.

As of December 31, 2020, the Bank on a consolidated basis had total assets for Ps.240.7 billion, a total loan portfolio of Ps.104.7 billion and total deposits for Ps.178.8 billion, and its shareholders’ equity totaled Ps.27.7 billion.

For information regarding banking business performance, see Personal & Business, Banking, Corporate Banking and Bank Treasury segments information under the section “Segment Reporting”.

Cordial Compañía Financiera S.A. (which has filed to change its name to IUDÚ Compañia Financiera S.A.)

In August 2011, we purchased CCF, a financial services division of General Electric in Argentina. CCF had been operating for more than ten years in the Argentine market with financial products such as credit cards, personal loans, consumer loans and a wide range of insurance products.

Since 2000, through an agreement with Walmart Argentina, CCF has had exclusive rights to promote and sell financial and credit products to Walmart Argentina customers nationwide, including Changomas stores. The Walmart Argentina agreement grants CCF access, on an exclusive basis, to a distribution channel that includes Walmart Argentina and Changomas stores located throughout Argentina and all future stores to be opened by Walmart Argentina during the term of the agreement. On July 6, 2010, CCF renewed the Walmart Argentina agreement through August 31, 2015 and in December 2014, CCF renewed the agreement again, through August 31, 2020. On May 19, 2020, the expiration date of the agreement was extended until August 31, 2021, and the parties thereto committed to make their best efforts to negotiate a new marketing contract. On November 6, 2020, Walmart Inc. agreed to sell its business in Argentina to Grupo de Narváez, a well-known name in Argentina conducting several retail businesses in the country. Although the Narvaez Group has not been in the supermarket business in Argentina in recent years, they have been building retail capabilities in other countries in the region. A renewal of the agreement and partnership with the retailer is currently being negotiated.

In 2020, CCF consolidated its digital transformation with the launching of IUDÚ, an innovative digital financial services platform available at Google Play and App Store. CCF’s business model is based on providing financing solutions to specific target groups, mainly C2 and C3, and is currently consolidating in the field of comprehensive financial services through the development of new accounts deposits and investment and to a wider customer segment, offering a personalized and omnichannel experience.

The Bank owns 95% of CCF’s ordinary shares and Grupo Supervielle owns directly the remaining 5%. As of December 31, 2020, CCF had total assets of Ps.10.7 billion, net shareholders’ equity of Ps.2.9 billion and a personal loan portfolio, credit card and car loan on balance of Ps.7.3 billion.

For information regarding CCF business performance see Consumer Finance segment information under the section “Segment Reporting”.

Tarjeta Automática S.A.

Tarjeta consists of a network of branches created in 1996 with a strong positioning in the Patagonia region. At present it has 20 own branches in 9 provinces. In December 2012 CCF began to market loans and credit cards under “$YA” and “Carta Automática” brands through Tarjeta branch channel which supplements the consumer finance division network. CCF’s commercial strategy in this channel is to offer a wide ranche of financial services and insurance.

The channel’s objective is to reach the leadership in the Patagonia region through a differential proposal: services similar to those of a bank but with an approach similar to that of a regional financial entity. To meet the demand of our customers the network focuses on the marketing of loans as the gateway.

Grupo Supervielle owns 87.50% of Tarjeta’s ordinary shares, the Bank owns the 10.0% of such shares and CCF owns the remaining 2.5%.

For information regarding Tarjeta business performance see Consumer Finance segment information under the section “Segment Reporting”.

Espacio Cordial de Servicios S.A.

Espacio Cordial was created in October 2012 and began operating in December 2012. The company was created to sell various types of goods and services related to insurance, tourism, health care plans and/or services and other goods and services set forth in its corporate by-laws.

We own 95% of the share capital of Cordial and Sofital owns the remaining 5%. Directly and indirectly we own 100% of total shares of Cordial.

As a result of the corporate restructuring conducted in August 2018, Cordial Servicios became part of the Consumer Finance segment of Grupo Supervielle.

In June 2019, the company purchased Deautos.com, a new and second-hand vehicle purchase and sale platform, one of the leading sites in its category with over 10 years in the market. The aim was to create a digital vehicle ecosystem, integrating and simplifying the offer of services and increasing the synergy with other Grupo Supervielle companies to deliver a higher customer experience through the best market offers.

For information regarding Cordial business performance see Consumer Finance segment information under the section “Segment Reporting”.

Micro Lending S.A.U.

MILA is a company devoted to originating car financing loans and was acquired by Grupo Supervielle on May 2, 2018. We own 100% of the share capital of MILA.

Currently MILA is ranked as one of the top five players in the new car financing market with 2.9% market share and achieved the second position in the used car financing market with 10.4% market share. Regarding its distribution channel, MILA sells its products through 579 active dealers that allow the company to have presence in the whole country.

Supervielle Seguros S.A.

In June 2013, we and Sofital purchased 100% of the shares of Supervielle Seguros (formerly known as Aseguradores de Créditos del Mercosur S.A. with no operations at the date of the acquisition). Supervielle Seguros began operations in October 2014.

For information regarding Supervielle Seguros business performanc,e see Insurance segment information under the section “Segment Reporting during”.

Supervielle Productores Asesores de Seguros S.A.

In December 21, 2018, we created Supervielle Broker de Seguros S.A. The company has the exclusive corporate purpose of carrying out the insurance intermediation activity, promoting the contract of life insurance, wealth and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle directly owns 95% of its share capital (and indirectly owns 99.999987% of its share capital). The company was renamed Supervielle Productores Asesores de Seguros S.A and began operation in the second half of 2019.

For information regarding Supervielle Productores Asesores de Seguros business performance, see Insurance segment information under the section “Segment Reporting”.

Supervielle Asset Management S.A.

We own 95% of the share capital of SAM and Sofital owns the remaining 5%. Directly and indirectly we own 100% of total shares of SAM.

Through SAM, we have become a player in the mutual funds market with the “Premier” funds family.

For information regarding SAM business performance, see Asset Management & Others segment information under the section “Segment Reporting”.

InvertirOnline and InvertirOnline.com

InvertirOnline.com is a digital online broker that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client. Through this value proposition we follow a purpose of reinventing the way of investing to boost people’s income and savings. We own 100% of the share capital of InvertirOnline and InvertirOnline.com.

For information regarding InvertirOnline business performance, see Asset Management & Others segment information under the section “Segment Reporting”.

Bolsillo Digital S.A.U.

On June 12, 2019 we created Bolsillo Digital S.A.U. This company is a fintech in the fast-growing industry of means of payment that designs and develops products and services for payment processing and offers solutions to businesses and individuals to facilitate their integration into the digital payment system.

Bolsillo Digital carries out its main activity today as a provider of payment services, actively participating in the growth of Grupo Supervielle’s business. Bolsillo Digital also seeks to promote digitization, reduce the use of cash and promote financial inclusion by providing more opportunities to merchants, professionals, SMEs and entrepreneurs.

Bolsillo Digital’s vision is to contribute to the development of a payments and collections ecosystem within Grupo Supervielle, where customers can find solutions for issuance, acquisition, wallet, collection, electronic payments, e-commerce, among others.

In June 2020, Bolsillo Digital launched an application under the brand “IUDÚ PAGO” through which companies and individuals with commercial activity are offered the possibility of charging with debit cards and credit, through mPOS and payment link. The value offer is currently integrated with virtual wallet products, such as the transportation card “SUBE” charging, Prepaid Card (to make subscriptions, withdrawals, and purchases) and cell phone recharge.

Futuros del Sur S.A. (in process of changing its corporate name to Supervielle Agente de Negociación S.A.U.)

On December 18, 2019, Grupo Supervielle acquired 100% of the capital stock of Futuros del Sur S.A., a trading agent registered with the CNV, the Argentine Securities Commission. Through this acquisition we seeked to expand the financial and investment services to institutional and corporate customers and increase cross selling in an efficient and profitable way.

While in 2020 Futuros del Sur focused on proprietary trading transactions, the objective for 2021 is to boost trading operations and provide brokerage services to institutional customers.

Easy Cambio S.A.

In October 2020, we acquired 100% of the ordinary shares of Easy Cambio S.A., a foreign exchange broker authorized by the Central Bank. With this acquisition we seek to broaden our offer of financial services by allowing individual customers countrywide to operate in the FX markets using the latest technologies available for this purpose.

Sofital S.A.F. e I.I.

Sofital S.A.F. e I.I. is a sociedad anónima whose main activity consists of holding participations in other companies. As of the date of this annual report, Sofital holds 2.7944% of the capital stock of the Bank, a 5.0% of the capital stock of Cordial Servicios, 5.0% of the capital stock of Supervielle Seguros, 5.0% of the capital stock of SAM and 4.759% of Supervielle Productores Asesores de Seguros S.A.

Our Vision and Strategy

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented, competitive landscape. We believe the Argentine market has significant underused financial infrastructure, in the form of checking and savings accounts, but also good mobile and internet penetration levels. This situation presents a number of growth opportunities once the economy rebounds. We believe we are positioned to capture these growth opportunities given the advancements on our digital transformation, our focus on a differentiated customer experience, our evolving branch model and online platforms and our product offerings.

Even though 2020 was a challenging year, including as a result of the ongoing COVID-19 pandemic, we remained focused on executing our strategy to transform our company into a modern, leading edge, cost efficient player and position our business to serve consumer's evolving needs and aspirations.

Increasingly, customers want and expect to engage with us anytime from anywhere. Our digital strategy is aimed at answering that demand and we have a three-prongued approach:

1)	The transformation of our core businesses, including banking, consumer finance, insurance and asset management businesses, to drive customer experience, agility and efficiencies.

2)	Developing digital attackers to broaden access to financial services, which includes:

a.	IUDÚ, our new digital platform which is refocusing our strategy in the consumer finance business and will allow acquisition of multisegment clients with full digital financial services; and

b.	Invertir Online, which during the past years has consolidated its leading position as an online retail broker while looking ahead, our goal is to scale the business and to further enhance the customer experience. By fostering the financial education of our clients, we also seek to enable them to boost their savings by investing in a wide range of financial products through a simple and intuitive platform.

3)	Continue developing the Supervielle ecosystem by building traffic from financial services into new platforms enhancing and deepening customer engagement.

Our key strategic pillars are as follows:

1.        Customer Experience

2.        Efficiency

3.        Funding

4.        Customer Acquisition

5.        Digital Transformation

6.        Asset Quality

The unprecedented COVID-19 global health crisis accelerated significantly the adoption of digitalization in the new low touch economy confirming our strategic vision.

We are accelerating the initiatives on digital transformation that were already in motion, both in our digital and automatic channels. Moreover, we have extended the thorough and profound digital transformation of our business across all subsidiaries under the rubric of three axes: i) the generation of a modern technological architecture, ii) the evolution of our bank branch model, and iii) the addition of capabilities to connect to third parties and prepare for open banking. The successful implementation to date has benefitted from a deep cultural transformation across the Group, consolidating the adoption of agile working methodologies and a new operating model that places the customer at the center of all we do.

During 2020 we implemented an agile at scale operating model consolidating agile methodologies and process. At the same time, we deepened the customer centric cultural transformation across our Group. We have organized the company into Individuals, Corporates & SMEs, and Payments, with Customer Service and Omnichannel cutting across end-to-end interactions, or experiences. These sets of experiences are managed by empowered squads as part of a tribe that works to enhance the Supervielle customer experience. Our Agile Transformation Office aims to guarantee the alignment to the Group’s strategic objectives and to scale agility across our organization ensuring the customer centricity at all times. This is supported by centers of excellence that distribute talent, resources and knowledge to each squad so that they can carry out their purpose based on the best practices of each discipline.

Over the next two years, we plan to step-up investments to scale innovations and advance on the progress started in 2020. In terms of our bank branch infrastructure, our goal is to evolve our network by improving the client experience driven by a mix of higher digital adoption, as well as effectively serving our customers in expanded 24-hour service lobbies. Pilot programs we have been implementing are demonstrating significant improvements in the Net Promoter Score and efficiency and we plan to roll out these enhancements across our branch network.

We are developing our IT capabilities based on three pillars. The first one is to strengthen and modernize our Core banking system. Our second pillar is to speed up the deployment of our omnichannel strategy, with a modern IT architecture including APIs to accelerate transformation and to connect to third parties preparing for open banking. Lastly, our third pillar is to be prepared for the future and includes leveraging digital marketing and artificial intelligence capabilities, as well as cloud services.

Our goal is to offer our banking customers a human banking experience that combines the use of technology with our staff assistance to provide our customers the best of both worlds.

Our consumer finance subsidiary as part of the digital transformation, launched a new digital banking services platform with the goal of becoming the most complete range of digital banking services offering a comprehensive customer experience. This transformation that integrates the physical and digital channels, aims to enhance customer experience, capture deposits, broaden our offering to address additional client needs by plugging into the Supervielle ecosystem, while driving efficiency. In its first iteration, the App allows customers to obtain personal loans, credit cards and car loans. In a second phase, during 2021, our consumer finance business will undergo a fundamental change as IUDÚ will start taking deposits. IUDÚ will also evolve in segment acquisition from its traditional middle to low-income segments to a multi segment approach.

Sustainability

At Grupo Supervielle we are committed to our employees, customers and communities to achieve a sustainable growth while protecting the environment and acting with social responsibility. We integrate the sustainability strategy to our business model and promote a responsible culture among our employees. We report on our non-financial performance in a clear and transparent way, in connectionwith environmental, social and corporate governance (ESG) factors.

In 2020 Grupo Supervielle defined its 2021-2023 Sustainability Agenda that consolidates a responsible management model oriented towards sustainability and establishes a strategy that puts people, the environment and ethics and transparency (ESG) at the center and integrates its relationships with all stakeholders (customers, employees, suppliers, community and governments). Some of the initiatives developed during 2020 within our priority lines of action: In environmental matters, we continue working to reduce the impact of our operations on the environment through the implementation of a responsible environmental management system. We were the first Argentine bank to obtain the Sustainable Generator User Certification for the installation of solar panels in the Caballito branch, whose surpluses are turned over to the public electricity grid. We supply our corporate headquarters and the building on Reconquista street 100% with renewable energy from a wind source and we continue to measure greenhouse gases resulting from activities to calculate the 2020 Carbon Footprint and Energy Intensity. In social matters, we seek to be an agent of change that creates sustainable social value and generates a positive impact on our clients, employees and communities. In 2020, a multidisciplinary team was formed to define the organization’s Diversity and Equity strategy in a participatory manner, with the understanding that a diverse and inclusive environment inspires creativity and innovation and contributes to attracting and retaining human talent.

We continue to promote social investment with an impact on innovative projects related to education, childhood, the elderly and institutional strengthening, and in actions that promote culture and the arts. In terms of corporate governance, we continue to operate in accordance with the highest standards of corporate governance, promoting transparency, ethical behavior, respect for the principle of legality and the sustainability of our activities and those of our value chain. In 2020, the Institutional Investor publication recognized Grupo Supervielle as the second Best ESG in Latin America in the Financial / Banks category. For its part, ByMA (Argentine Stock Exchanges and Markets) together with the IDB (Inter-American Development Bank) and with the academic endorsement of the Earth Institute of Columbia University, presented in February 2021 the rebalancing of the Sustainability Index. After this rebalancing, Grupo Supervielle continues to be part of the ByMA Sustainability Index for the third consecutive year since its launch in December 2018. The index allows us to identify and highlight the leading companies in Environmental, Social, Sustainable Development and Corporate Governance matters (ESG-D, for its initials in English).

Likewise, knowing that we had to be more united than ever in this health emergency to accompany and be at the side of those who need us most, during 2020 we aligned with different initiatives in the fight against COVID-19, supporting projects of organizations to respond to the needs arising from the pandemic in the communities where we operate with donations of food, artificial respirators and other medical supplies, the delivery of tablets so that low-income students could continue their virtual classes and contributions together with other companies for the construction of modules extra-hospital primary care to care for patients affected by COVID-19.

The following are additional commitments of the Group in terms of sustainability:

•	Customers

We extended the use of financial products and services (financial inclusion) to those who already have an account with Grupo Supervielle, facilitating the adoption of new digital tools and promoting financial education.

•	Employees

We create opportunities to promote employees’ growth and potential, and foster a diverse and inclusive work culture that values individuals for who they are and what they contribute.

•	Community

We promote social investment with impact on projects related to education, minors, the elderly and institutional strengthening, and actions that promote culture and the arts.

•	Corporate Governance

We do business pursuant to the highest corporate governance standards, promoting transparence, ethical behavior, respect of the principle of legality and sustainability of our activities and those of our value chain.

•	Respect of the Principle of Legality

We regularly review the degree of compliance with applicable laws and regulations and we take the actions required to correct deviations.

Business Segments

We conduct our operations through the following business segments:

•               Personal & Business Banking;

•               Corporate Banking;

•               Bank Treasury;

•               Consumer Finance;

•               Insurance; and

•               Asset Management and Other Services.

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2020
Segment	Net Revenue	Percentage	Net (Loss) / Income

	(in thousands of Pesos)
Personal & Business Banking	20,347,486	42.5%	(6,356,053)
Corporate Banking	6,313,237	13.2%	(179,912)
Bank Treasury	13,119,934	27.4%	9,125,276
Consumer Finance	4,379,944	9.1%	(577,540)
Insurance	1,816,291	3.8%	538,047
Asset Management and Other Services	1,915,081	4.0%	401,036
Total Allocated to Segments	47,891,973	100.0%	2,950,854
Adjustments(1)	88,347		549,028
Total Consolidated	47,980,320	100.0%	3,499,882

(1)	Includes financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements, the net interest income received from the investment of liquidity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2020.

	As of December 31, 2020
	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments(1)	Consolidated Total

	(in thousands of Pesos)
Assets
Cash and due from banks	12,345,695	533,466	23,288,859	238,350	2,176	399,895	(133,572)	36,674,869
Debt Securities at fair value through profit or loss	-	-	8,827,214	1,034,836	-	9,853	-	9,871,903
Loans and other financings	52,474,545	42,240,034	5,823,189	6,808,494	592,067	49,403	(2,592,547)	105,395,185
Other assets	8,569,274	8,324,469	58,840,094	3,063,890	1,254,830	1,080,197	16,156,233	97,288,987
Total Assets	73,389,514	51,097,969	96,779,356	11,145,570	1,849,073	1,539,348	13,430,114	249,230,944

(1)	Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

The following table sets forth the breakdown of our active customers as of December 31, 2020 and 2019.

	Active Customers As of December 31,
	2020	2019
Personal & Business Banking	1,393,971	1,402,562
Individuals	1,371,106	1,380,550
Entrepreneurs	20,854	22,012
SMEs	2,011	N/A
Corporate Banking	2,304	4,981
Consumer Finance (IUDÚ+ MILA)	410,580	372,168
InvertirOnline	80,024	51,829
Total	1,886,879	1,831,540

Personal & Business Banking segment

The Bank’s Personal and Business Banking segment offers a wide array of financial products and services designed to meet the needs of individuals and entrepreneurs and small businesses: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plan (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and senior citizens benefit payments. In 2020 the offer of a wide array of financial products and services continued, in line with the needs of our customers. On January 1, 2020 our SMEs portfolio was effectively transferred from our Corporate Banking segment to the Personal and Business Banking segment, previously named Retail segment.

To promote digital transformation, we focused on development and strengthening of autonomous management channels. Precipitated by the COVID-19 context, the digital customers segment grew by 60%, due to the need of a greater agility, which improved the perception of their relationship with the Bank. The evolution of the service model continues to evolve and we are aiming to achieve maximum efficiency and the best service in each contact.

In 2020 the self-management model continued to improve with the deployment and improvement of the Caja Rápida machines, which are cash dispenser with biometric identification that requires no card or password.

Accompanying the growth in terms of digital transformation, the development of the Agile methodology continued as a way of working in the organization. Interaction and communication gave members a comprehensive view of the needs and restrictions so as to establish clear targets, design the best actions and favor the speed of implementation of required changes.

The service model continued changing, striking a balance between maximum contact efficiency (through autonomous management channels and personalized services) and service levels required by each customer profile and each strategic segment of Banco Supervielle. The pandemic challenged the implementation of a new service model. Looking after our employees and customers’ health, operative and sanitary protocols were defined and implemented in Service Centers, which changed according to the different regulations issued by the Government and the local and national regulatory bodies.

Based on the assessment of their distinctive features, their needs and specific requirements, the Bank’s customers are grouped in four strategic groups which are further described below: (i) SMEs customers, composed of natural persons engaged in commercial activities, small one-person ventures and small and medium sized companies with a billing lower than Ps.700 million per year, (ii) Identité customers, which gathers natural personas belonging to serial ACB1 segments, (iii) mass affluent, which includes individual customers with no commercial activities (not included in the Identité segment), and (iv) senior citizens customers, which includes senior citizens who are paid their pension benefits through the Bank.

Personal & Business Banking segment – retail customers:

•	Mass Affluent customers. To accelerate the growth of the customer portfolio, the customer acquisition strategy added a new digital onboarding platform, becoming the second most important channel following Plan Sueldo. In that sense a new set of digital communications was designed as part of the customer first 90-day journey, with digital setting and early activation through an aligned value proposition. Besides, the benefits proposition was strengthened through debit cards and digital platforms. As a result of the lockdown that began in March, the implementation precipitated of digitalization actions that were already part of our strategy to provide our customers a prompt response to their needs while they were not allowed to go to the bank. We rapidly adapted to solve efficiently the payment of Emergency Family Income (IFE) to 350,000 customers. We carried out commercials to promote the use of debit cards in place of cash. The Contact Center Interactive Voice Response (the “IVR”) tree was redesigned to meet the needs of new customers and to set priorities taking into account all segments.

•	Identité customers (High Net Worth Customers). We offer our high net worth customers exclusive services. In 2020 lead generation in this segment continued in new niches: alliances with ABC1 schools, synergy with SMEs and a referral program focused on digital self-management.

The value proposition was reinforced and adapted to the new context, with incremental benefit for Plan Sueldo customers in order to improve the positioning of that subsegment, such as alliances with Rappi and Pedidos Ya, online theater with Teatrix and additional 5% discounts for Plan Sueldo customers on special dates (Mother’s Day and Christmas).

•	Senior Citizens. Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. We believe the bank remains the private bank with the largest presence in this segment, with 980,000 ANSES beneficiaries including pensions and social assistance plans.

In 2020, due to the pandemic, actions were taken in furtherance of the customers’ health and their transactional needs. More than 300,000 debit cards were delivered by courier to those customers who did not have an active debit card. We adapted our service model, with 100 Cajas Rápidas (cash dispensers with biometrical identification) placed at the lobby of our branches that operate during extended hours from 5 a.m. to 9 p.m. seven days a week and a withdrawal limit of Ps.80,000 (until March 2020 only 4 of these cash dispensers were placed in lobbies). Thus, our senior citizen customers or their designees could make cash withdrawals during non-bank hours. In order to get our senior citizen customers acquainted with digital tools and reduce their attendance to the bank, we communicated through mass media the implementation of the “Supervielle Jubilados” app, through which customers may provide proof of life by means of face recognition remotely, check payment dates and download the payment slip. Thus, over 130,000 customers downloaded the app. As a result of these actions in 2020, the NPS of the senior citizens segment increased 8 points against the previous year.

Products offered to Individuals:

•	Loans.

The bank offers offers personal, car loans, mortgage loans, overdrafts, salary advances and guarantees for tenants.

Credit rating processes were improved, and alternative sales channels were developed in line with the context imposed by the pandemic, mobility restrictions and social distancing. The offer of self-managed personal loans through ATMs and Cajas Rápidas (cash dispensers with biometrical identification) increased, and a loan functionality was added to the IVR due to the increased number of incoming calls to the call center. In order to improve customer experience, the loan origination process was redesigned both for the Supervielle Móvil app and for online banking. These developments resulted in an annual 661% increase of personal loans originated through alternative channels as compared to the previous year.

•	Deposits.

In line with the lockdown imposed by the government and with our customer centric culture, operations through digital channels were improved, with 70.3% of operations made through those channels, and with a 53% increase in time deposits in the different segments.

•	Means of Payments. In 2020 the Means of Payment Experience established the strategic pillars for the development of the business: i) enhance the bank’s positioning in the industry, ii) acquire new debit and credit card customers, iii) participate in the system’s integration as shareholders of MODO, iv) act as an acquirer and enhance the business aggregator (Bolsillo Digital), and v) create a vision for the B2B Payments and Collections ecosystem.

In line with these definitions, focus was made on the ecosystem’s products, with the following milestones:

1.  Main Visa license, that enables a business transformation with new economic opportunities, thus generating efficiency.

2.  Integration of Grupo Supervielle to MODO, through Banco Supervielle and IUDÚ, as a response of the financial system to the payments business. MODO will be a central pillar of our strategy of adoption of digital channels by individual customers.

3. Launching of Bolsillo Digital, as a first step towards the role of acquirer with focus on the Cuyo region. Agreements were entered into with the Municipalities of Mendoza and Las Heras, with companies owned by the government of San Luis (Sol Puntano and Mercado Municipal) and with Círculo Odontológico de Mendoza.

•	Plan Sueldo. During 2020 the Bank continued with the restructuring of product operation, aimed at attaining high efficiency standards both in onboarding and in cross sell and in customer profitability. New agile methodology services were implemented to support the registration of the process of new agreements.

Personal & Business Banking segment – Businesses

•	SMEs customers. We continued working on the generation of target leads through the digital channels, offering a value proposition to strategic subsegments, developing networks for customer contact and generation with SMEs and participating in specific events related to economy, finance and investment. We also worked on the installation of support lines for SMEs.

Development of the differentiated service model continued at service centers. The Bank relied on specific executive profiles for assistance of its customers, offering specialized services to larger SMEs and streamlined services to smaller SMEs, which promotes the growth of the customer base while maintaining at the same time a differentiated service level.

Specific Subsegments. Customized Value Proposition. In the second quarter of 2020, a value proposition was introduced for the Education subsegment, focused on private schools (all levels), with a specific offer together with the partners of the digital ecosystem. The propositions introduced in 2017 (Franchise and Transportation) and 2018 (Health) continued consolidating.

Total deposits from the Personal and Banking segment as of December 31, 2020 amounted to Ps.93.8 billion. Retail customers deposits continued to represent a high portion of total peso deposits. In 2020, retail customer deposits in Pesos represented 37% of total pesodeposits.

Corporate Banking

In 2020, the Bank, through its corporate banking segment, worked with middle-market companies and large corporates with annual billing exceeding Ps.700 million in 2020. On January 1, 2020 our SMEs portfolio was effectively transferred from our Corporate Banking segment to the Retail Banking segment. The customer service model is formed in turn by three commercial managements:

(1)	AMBA Corporate Banking which deals with companies operating in the city of Buenos Aires, Greater Buenos Aires.

(2)	Provinces Corporate Banking which deals with the commercial relations in the Provinces of Mendoza, Córdoba, Tucumán, San Juan, Neuquén and Santa Fé.

(3)	Mutual Guarantee Companies “MGC” Division which operates at the headquarters in the City of Buenos Aires.

As of December 31, 2020, the Corporate Banking segment had Ps.42.2 billion of outstanding loans and other financings, and contributed almost 13% of our net operating revenues before adjustments.

The objective is to become the first choice transactional bank for our customers and increase profitability.

We strongly believe that providing high quality customer services is one of the main drivers for generation of new businesses and support of our business relations. Our business and support officers are highly skilled and play a critical role in the relationship with companies. Therefore, we have various service points in regional branches in the most densely populated industrial and commercial areas. Communication, assistance, negotiation and operational teams are centralized in Corporate Banking nodes.

Focus was also placed on risk management, using RAROC tools in order to strike a balance between profitability and portfolio quality ratios.

Wine Division: the Bank’s Wine Division continues consolidating its position as a benchmark in the wine industry, remaining the only Argentine bank among the top 20 to have an expert team to deal with the sector.

The wine division provides services to grape producers, vineyards and suppliers of raw materials and related capital assets, taking part in the different parts of the Value Chain.

Mutual Guarantee Societies (MGS): As of December 2020, the Mutual Guarantee Societies system was made up of 51 entities (45 Mutual Guarantee Societies and 6 Official Guarantee Funds). Banco Supervielle operates with 27 of these entities (22 MGS and 5 Guarantee Funds) which represent 53% of the total companies in the sector. The bank also remained its leading position in the sector, and was recognized as the “MGS’s Bank” by the Argentine Chamber of Guarantee Societies and Funds (Cámara Argentina de Sociedades y Fondos de Garantías or Casfog), by other banks and by the Supervisory Authority (Ministry of Production/Sepyme).

Value Chains: In 2020 we worked in the development of value chain financing, as part of our objective to achieve comprehensive relations with each of our customers, developing value propositions for large companies that generate new businesses with their suppliers and customers. To that end, a general business model was developed which design contemplates a procedure for the bank’s commercial operations, also applicable to other subsidiaries of Grupo Supervielle.

Products offered to Corporate Customers:

•	Loans: a renewed offer of special facilities was developed to suit the needs of the different corporate segments together with sales in digital and in-person channels, enhancing services such as invoice discounting, ECHEQs, overdrafts and financial loans.

•	Leasing: With the focus on financing capital goods for SMEs, the financial leasing, operational leasing and sale & lease back products continue being offered through the bank’s branches and business centers under a specialized service model that provides advice and enhances the use of this financing tool that has tax benefits. During the first half of 2020 placement of this product was slowed by the economic context and the pandemic that affected the investment in capital goods. During the second half, due to subsidized production and investment loans, the placement rate of this product recovered and maintained its market leadership, with almost 200 agreements allocated mainly to the oil and mining industry, the sector of medical supplies and equipment and technology, among other.

•	Foreign Trade: The Bank is an active participant in foreign trade financing and offers personalized advice regarding technical, commercial and regulatory matters related to foreign trade. The Bank has a trained staff that allows it to advise customers on foreign trade, foreign exchange transactions, international transfers, credit assistance in connection with products offered, and operating issues.

•	Cash Management: The Bank’s Cash Management area provides end-to-end services, with technical and commercial advice throughout the process, ensuring a prompt and agile implementation and that the products are available for use from the start. Remote check readers and ECHEQs are aimed at digitalizing treasury operations of companies, thus eliminating the need to go to the bank and generating positive value experiences. Electronic checks or ECHEQs were implemented following a regulation of the Central Bank and are in use since July 2019. As a result of the exponential growth in the use of electronic checks, other functionalities were developed to cover businesses’ needs, such as the possibility to issue up to 1,500 ECHEQS at the same time.

Omnichannel Service Model

•	Digital Banking – Personal: In 2020, the Digital Banking area adopted a mixed building strategy with new products, digital processes and specific experiences tailored to the needs of the different segments and changing functionalities to a new UX to generate new resources for customers. Technological improvements were developed that increased stability and scalability of the digital ecosystem, with new business variables monitoring, control and measurement tools. As a result, and boosted by the COVID-19 context, the number of active customers increased by 60%.

•	Customers’ Digital Onboarding: In 2020, the Onboarding platform consolidated as a tool for lead generation. In order to promote financial inclusion and attraction of sight deposits, free-of-charge savings accounts were offered to meet the need of an increasing number of people for bank products through a digital process and to pay IFE benefits. A functionality was implemented for online customer activation through biometrics validation, strengthening the platform’s security and reducing the risk of phishing.

•	Supervielle Jubilados App: The “Supervielle Jubilados” app provides senior citizens solutions to their recurring needs, such as information on check payment date and payment receipt, ATM cash withdrawal without using a debit card.

•	Supervielle App: The App is used for a 100% digital registration to Online Banking without the need to go to the bank or an ATM, and also for activation/change of the SMS password required for online transactions.

•	Online Banking – Personal: We enhanced the mobile experience including new functionalities such as stop debit for payment of credit card balances, follow up of card delivery and new simplified experience for cash withdrawal without using a debit card.

•	Online Banking – Business: Channel management procedures turned to digital and customer self-managed without delivery of any physical documents to the Bank.

•	E-Channels: In 2020 we continued improving the self-management model with the implementation and strengthening of Caja Rápida (cash dispenser with biometric identification), with 100 Cajas Rápidas placed at lobbies so that customers may during non-bank hours and even during the weekend.

•	Contact Center: The Contact Center manages queries and complaints by and sales to customers by phone, e-mail and social media. During the year improvements continued in automatic banking aimed at reducing online time and enhancing customer experience and quality of response, and increasing sales.

•	Investment Center: Operates since September 2017 within the Telephone Banking department and is formed by a Team of Experts on Capital Markets who provide advice on and manage the transactions of customers in all Bank segments.

•	Branch Network: We conducted 3 MVP in service centers to test the new lobby (now known as Espacio 24). In this new space, which is open 7 days a week, customers may use cash dispensers with and without fingerprint recognition, make deposits, transfers, payment of taxes, print of salary payment slip and statements of account and of credit cards. The 132 m2 Espacio24 is larger than the previous 22 m2 lobby. We also changed the internal service system of the automatic banking equipment located within Espacio 24, which allowed promptly solving any inconvenience with devices and thus improve availability/uptime. These developments generated a 35% increase in customer NPS regarding the involved branches.

Bank Treasury segment

The Bank Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Personal and Business Banking segment, the Corporate banking segment and its own needs. The Bank Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients. Below is a description of the services offered under this segment:

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

Correspondent Banking

During 2020, commercial relationships were maintained with foreign banks both as to financing of foreign trade transactions and to guarantees and letters of credit.

Public Sector and Intermediaries

The Bank has maintained a presence in the Province of San Luis for almost 25 years, acting as exclusive paying agent for the government of the Province of San Luis to provide financial agency and tax collection services to the Province and serving as payor bank for provincial government employees. On January 17, 2017, the Province of San Luis notified the Bank of its decision to exercise its right to terminate the financial agency agreement, effective as of February 28, 2017. Since February 2017, the Bank has continued to provide financial services to the Provincial government of the Province of San Luis and its employees despite the termination of the financial agency agreement. On June 7, 2018, the Province of San Luis ratified an agreement signed with the Bank for a term of 12 months formalizing its role as exclusive paying agent which the Bank has continued to provide since the termination of the financial agency agreement with the Province in February 2017. This agreement was renewed several times mostly every three months, the latter was renewed on March 1, 2021 and until June 1, 2021.

As of the date of this annual report, the Bank continues to provide financial services to the government of the Province of San Luis and its employees.

Also, on May 23, 2018, the Municipality of the city of San Luis appointed the Bank as financial agent for a term of 2 years, agreement which was renewed in May 2020 for 2 additional years. With the appointment by the City of San Luis, the Bank became financial agent for all the municipalities in the Province.

The Bank has a private sector business franchise in the Province of San Luis and provides full banking services to individual consumers and SMEs and middle-market companies. Further, the Bank provides its corporate customers in the Province of San Luis with a wide range of financial services and has a primary focus on infrastructure and construction projects.

As of December 31, 2020, the Bank’s exposure in the Province of San Luis was as follows:

As of December 31, 2020
(in thousands of Pesos, except for ratios and operating data)
Loans
Banco Supervielle Total Loan Portfolio	98,251
Payroll loan to the Province of San Luis employees	1,822
Payroll loans to the Province of San Luis employees / Banco Supervielle Total Loan Portfolio	1.9%
Loans to the provincial government	-
Deposits
Consolidated Total Deposits	175,216
Deposits made by the Province of San Luis	703
Deposits made by the Province of San Luis / Consolidated Total Deposits	0.4%
Net Revenue
Related Net Revenue / Banco Supervielle’s Consolidated Net Revenue	1.4%
Operating Data
Employees	238
Branches	20
Senior Citizen Service Center	3
ATM’s & Self Service Terminals	148

Of the Bank’s approximately 195,000 active customers in San Luis, it offers payroll services to about 34,000 employees that were covered by the services provided under the financial agency agreement.

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

During 2020, the capital market was featured by the uncertainty generated by the impact of the COVID-19 pandemic. However, Banco Supervielle maintained its presence in the debt market and collaborated with its clients in the issuance of negotiable instruments, which totaled Ps. 30.9 billion. Some of such clients are frequent issuers such as YPF S.A., Vista Oil & Gas, Rizobacter Argentina S.A., Telecom Argentina S.A., San Miguel S.A, among other.

The bank successfully carried out the placement of SMEs secured and unsecured financial instruments, becoming one of the major players in this segment. In 2020 we participated in the placement of four SMEs negotiable obligations and three SMEs Financial Trusts. As regards placement of own and related parties’ instruments, we acted as arranger and dealer of Banco Supervielle Class G Negotiable Obligations for U.S.$30,000,000.

As regards the financial trusts market, Banco Supervielle acted as arranger and dealer of the following trusts: Unicred Cheques Serie 8 and Unicred Factoring Series XI, R.G. Albanesi Series XI and Concepción Series II. The Bank also acted as dealer and manager of the closed-end mutual fund “Adblick Ganadería Fondo Común de Inversión Cerrado Agropecuario.”

As regards Mergers & Acquisitions, the Bank acted as exclusive financial advisor of wineries Bodega Dante Robino S.A. and Cavas del Perdriel S.A. and their shareholders for the sale of said companies to Cervecería y Maltería Quilmes. During 2020 the sector also provided advisory support to various companies regarding Assessments and Mergers & Acquisitions.

Consumer Finance

The Consumer Finance business of Grupo Supervielle is developed through its subsidiaries CCF and Tarjeta Automática S.A, MILA and Espacio Cordial de Servicios. MILA and Espacio Cordial were annexed to this segment in 2018.

CCF started operations in August 2011, when Grupo Supervielle acquired GE Money, the financial services division of General Electric in Argentina.

During 2020, CCF consolidated its digital transformation with the launching of IUDÚ, an innovative Digital Financial Services platform available at Google Play and App Store.

Its business model is based on providing financing solutions to specific target groups, mainly C2 and C3, and is currently consolidating in the field of comprehensive financial services through the development of new accounts deposits and investment and to a wider customer segment, offering a personalized and omnichannel experience.

As from the launching of IUDÚ the company extended the digital proposal through an innovative app, 100% digital onboarding (customers may request personal loans, credit cards and self-manage all bank transactions on the mobile). This proposal will continue improving during 2021 with the launching of new products and with easier and faster ways to deal with personal finance and promote financial education with tools that help customers’ decision making process.

Business model is based on two main pillars: i) accessibility, flexible customer centric proposals adapted to the omnichannel concept; and ii) diversification: tailored products to meet customers’ needs in every stage of their life with customized offers and value propositions for each cluster.

The omnichannel concept enables the company to be present countrywide, and it is currently settled in 22 provinces through 99 points of sales of its 2 main marketing channels: Walmart financial services and Tarjeta Automática as well as the digital channel through the web, the social media and Google Play and App Store apps: Walmart Tarjeta App, Carta App and IUDÚ.

As a result of the pandemic, during 2020 CCF mainly focused on the care of its customers and employees, guaranteeing certain levels of services during the lockdown, while continued to focus on the business growth and strengthening and on the implementation of its strategic pillars, which were:

(i)            a structural transformation towards an agile and horizontal structure, with the customer at the center of the organization. The design of an agile organization was based on customers’ lifecycle and the three main tribes that are focused on customer acquisition, loyalty and delinquency/close in order to generate a better customer experience in these instances;

(ii)          a digital transformation both at an internal and external level, with the launching of IUDÚ in November 2020, with a 100% digital onboarding for personal loans and credit cards. The company will continue growing and developing to offer a wider array of digital financial services;

(iii)            customer segments were extended, focused not only on mid and low socio-economic level customers but also on mid socio-economic level customers;

(iv)            new products were added to the value proposition, that will enable the development of retail franchise deposits;

(v)            the application assessment process reengineering continued to provide flexibility and speed to credit policy implementation while maintaining said policy at prudent risk levels;

(vi)             changes were implemented to the origination policy to maintain repayment capacity, mainly of those segments mostly affected by the macroeconomic situation resulting from the pandemic;

(vii)            work continued on screening strategy implementation, collection management tool optimization and review of predictive models to guarantee collection levels. Implementation of ERP- SAP S4 HANA and of the new financial CORE software began;

(viii)            the funding structure was modified achieving a cost reduction and implementing hedging instruments in case of rate variations;

(ix)             product cross selling increased;

(x)             the structure was tailored to the new situation and expenses were cut down;

(xi)            focus was placed on portfolio quality, reducing exposure.

Cordial Servicios. During 2020 Cordial continued operating in the already developed direct and indirect channels. The direct channel continued developing through sales points located at service branches of Banco Supervielle throughout the country, trading mainly home appliances, health care plans, security plans, prepaid services and tourism. The home appliances category strategy during 2020 continued looking for stocks optimization and product mix under the motto: “Primer precio, Primera marca” Best price for a leading brand. The Services and Assistance category continued developing in partnership with Walmart, with 100 additional sales points.

During 2020, as regards indirect channels, the telephone channel continued to be used for the sale of prepaid health care services. The digital channel, through Tienda Supervielle Marketplace, was used to sell home appliances, technology, home and furniture, sports, wellness and beauty, toys, perfumes, tires and accessories. As regards the tourism category, it continued offering its products through Tienda Supervielle and the integration to the Rewards program of Banco Supervielle, as the main vertical portal for flights and hotels.

The services and assistance category continued developing the digital channel with the sale of health care plans through a strong online strategy in the social media and developing digital self-management products for the companies of the consumer division and the launching of new digital products such as “Doctor en línea” Online doctor and “Veterinario en línea” Online vet.

In 2019, Cordial acquired DeAutos.com. During 2020 the focus of the business was on the integration of the services platform related to the purchase of the car.

During 2020, 18,300 home appliances and 100,000 service plans were sold.

MILA. In 2020, the Company granted car loans for a total of Ps.1,205 million in a total of 4,698 operations. This represented a year-on-year growth of 107% in terms of Ps., and 42% in number of operations.

The aforementioned performance occurred in an economic environment that presented a sharp drop in the sale of vehicles, both new and used. With respect to the previous year, patents fell 26%, while transfers fell 12%; new cars financing decreased 34%, and the decline in pre-owned cars financing was 22%.

Insurance

The Insurance business of Grupo Supervielle is developed through its subsidiaries Supervielle Seguros and Supervielle Productores Asesores de Seguros. Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and integral insurance policies for entrepreneurs and SMEs. This business is carried out through the networks of the Bank and IUDÚ and the digital channel, as well as the issuance of credit related insurance and other insurance aimed at satisfying the needs of our different channels and clients. In 2020, the insurance business segment began a process of digital transformation and carried out some sales pilot tests in the digital channel for both life insurance and home insurance.

Supervielle Productores Asesores de Seguros began operating in the second half of 2019. In 2020 the business gained momentum, focused on entrepreneurs and SMEs and in middle-market and large companies. This allows an improvement in risk management, offering advisory services to customers and adding value to the comprehensive proposal of Grupo Supervielle.

In 2020, Supervielle Seguros consolidated its offers in the following products:

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

Supervielle Seguros reported gross written premiums of Ps596.6 million in the first quarter of 2020, Ps.570.2 million in the second quarter of 2020, Ps.532.4 million in the third quarter of 2020 and Ps.573.0 million in the fourth quarter of 2020.

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2020.

Gross written premiums by product

(in millions of Pesos)

	4th quarter 2020	3rd quarter 2020	2nd quarter 2020	1st quarter 2020	4th quarter 2019
Life insurance and total permanent disability insurance for debit balances	0.2	0.3	0.6	1.2	1,3
Mortgage Insurance	35.0	37.2	38.2	37.9	38,8
Personal Accident Insurance	27.5	27.4	27.0	31.1	36,5
Protected Bag Insurance	67.4	72.8	81.3	79.1	77,9
Broken Bones	17.2	16.4	18.6	21.1	21,5
Others	11.1	10.2	9.0	12.2	12,1
Home Insurance	77.4	71.4	72.4	89.1	79,5
Technology Insurance	28.5	24.6	21.4	33.1	28,6
ATM Insurance	20.9	24.5	23.8	25.2	34,1
Life Insurance	287.7	247.6	278.0	266.5	290,7
Total	573.0	532.4	570.2	596.6	620,9

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

SAM

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its Premier funds family. As of December30, 2020, assets under management reached Ps. 38.8 billion increasing 70% from December 2019.

As of December 31, 2020, SAM had approximately 5,747 customers.

The PREMIER family of funds consists of 15 mutual funds: a Money Market Fund (Premier Renta Corto Plazo en Pesos), two Argentina short-term fixed income funds in Pesos (Premier Renta Plus, Premier Renta Fija Ahorro), six Argentina fixed income and mixed income funds in Pesos (Premier Renta Fija Crecimiento, Premier Capital, Premier Commodities, Premier Inversión, Premier Balanceado y Premier Renta Mixta), two Argentina fixed income funds in US dollars (Premier Renta Mixta en Dólares and Premier Performance), a variable income fund (Premier Renta Variable), an investment fund in SME securities (Premier FCI Abierto PyMEs) a fixed income LatAm fund (Premier Global Dólares) and a closed mutual fund (Adblick Ganadería).

The money market fund showed an increase of 118%, mainly due to the investments of corporate and institutional customers, representing 74% of the managed funds in December 2020, as compared to 79% in December 2019.

In 2020 SAM launched the FCI Cerrado Adblick Livestock, as a differentiated investment alternative that focuses on a specific market in the real economy.

InvertirOnline.com

InvertirOnline is a digital online broker that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client. Through this value proposition we follow a purpose of reinventing the way people investso as to help people boost their income and savings.

During 2020 InvertirOnline mapped and addressed the automation needs of the platform to obtain business scalability: deposits and withdrawal processes were improved as well as the onboarding automatic opening of accounts, the end-to-end process was automated and market integrations were made more efficient, for a prompt processing of all transactions.

In 2020, APIs were made available to the public, offering an array of products to our new customers, fostering financial inclusion and making it possible for a larger number of people to obtain revenues from their savings.

2020 was an iconic year for InvertirOnline Academy. As a result of an increased demand of financial education the number of students increased by 300% year-on-year. Due to the increased demand the team grew to consolidate the InvertirOnline Academy business unit which comprises the areas of product development, marketing and content.

The company ranks 2nd in the local ByMA ranking on Equity, CEDEARs (Certificado de Depósito Argentinos) and options trading, and it has an 8% market share in these assets.

In 2020, 134,000, new accounts were opened, more than doubling the number of accounts opened in the previous year. In turn, DART (Daily Average Revenue Trades) reached nearly 20,500 in 2020 up from less than 5,600 in 2019.

As of December 31, 2020, InvertirOnline had 80,024 active customers located country-wide.

Easy Cambio S.A.

In October, Grupo Supervielle acquired Easy Cambio S.A., a foreign exchange broker authorized by the Central Bank. With this acquisition the Group seeks to broaden our offer of financial services by allowing individual customers countrywide to operate the FX markets using the latest technologies available for this purpose.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the Argentine government. The City of Buenos Aires has a population of 2.9 million (approximately 7.2% of Argentina’s overall population) as of December 31, 2020 and is the richest city of Argentina. As of December 31, 2020, the unemployment rate in the City of Buenos Aires was 7.2%. In terms of the banking sector, there are 829 bank branches (out of a total of 4,599 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. The Province of Buenos Aires had a population of approximately 15.6 million (approximately 38.9% of Argentina’s overall population) as of December 31, 2020 and concentrates a high portion of the agricultural activity. As of December 31, 2020, the unemployment rate in the Province of Buenos Aires increased to 12.6% from 10.0% as of December 31, 2019. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,492 bank branches (out of a total of 4,599) bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Mendoza has a population of approximately 1.7 million (approximately 4.3% of Argentina’s overall population) as of December 31, 2020. As of December 31, 2020, the unemployment rate in Mendoza increased to 10.6% from 7.3% as of December 31, 2019. In terms of the banking sector, there are 174 bank branches (out of a total of 4,599 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. The primary industries in the Province of San Luis are agricultural production and tourism. As of December 31, 2020, the unemployment rate in the Province of San Luis increased to 4.9% from 2.9% as of December 31, 2019. In terms of the banking sector, there are 47 bank branches (out of a total of 4,599 bank branches in Argentina) in the Province of San Luis.

Distribution Network

Our infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 302 access points, which include 185 bank branches, 13 banking payment and collection centers, 79 CCF sales points located in Walmart supermarkets, 20 consumer finance branches of Tarjeta, 5 MILA’s customer support offices, network of 579 car dealers and 457 ATMs, 221 self-service terminals and 256 Supervielle own-experience ATMs with biometric identification and without the use of a password or card.

The following table shows the detail of our distribution network:

Distribution Network
As of December 31, 2020
Banco Supervielle S.A. Branches	185
Banco Supervielle S.A. Sales and Collection Centers	13
Tarjeta Automática S.A. Branches	20
CCF Sales Points	79
Micro Lending S.A.U.	5
ATMs	457
Self-service Terminals	221
Supervielle own-experience ATMs with biometric identification	256

Deposits

The following charts set forth the breakdown of our deposits by type of account and customer category as of December 31, 2020.

Our main source of funds is the Bank’s deposit base.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 35.0% of the Group’s total deposits base (24.3% of savings accounts and 10.7% of checking accounts) as of December 31, 2020. Non- or low-cost demand deposits represented 49 % of total deposits as of December 31, 2019.

Retail customer deposits in pesos represented 37% of total deposits as of December 31, 2020, while wholesale and institutional deposits in pesos represented 43.5% of total deposits in pesos.

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2020:

	Year ended December 31, 2020
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Deposits	178,641.6	71.7%	4,744,543.4	70.8%
Other Liabilities	70,589.3	28.3%	1,958,721.0	29.2%
Total	249,230.9		6,703,264.4

	Year ended December 31, 2020
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions of Pesos)%		(in millions of Pesos)%
Checking accounts	16,891.0	9,5%	1,009,139.8	21,3%
Saving Accounts(1)	102,845.5	57,6%	1,805,636.3	38,1%
Time deposits	46,113.1	25,8%	1,349,726.1	28,4%
Other deposits	12,792.0	7,2%	580,041.2	12,2%
Total	178,641.6		4,744,543.4

(1)	Includes special checking accounts

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2020, we had a loan portfolio of Ps.110.4 billion (equivalent to U.S.$1.3 billion converted to U.S. dollars at the reference exchange rate as of December 31, 2020).

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail segments as of December 31, 2020.

(1)       As of December 31, 2020, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.100 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.100 million and below Ps.700 million, the term “middle-market companies” refers to companies with annual sales over Ps.700 million and below Ps.2.5 billion and the term “large corporates” refers to companies with annual sales over Ps.2.5 billion.

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

Loans to individuals (personal loans, credit card loans, car loans and mortgages) are priced only on a fixed rate basis. UVA Mortgage loans and some UVA car loans principal is adjusted for inflation. Loans to small businesses and SMEs are priced on both a fixed rate and floating rate basis as follows:

•	Fixed rate: promissory notes (checking and invoice discounts, work certificates for government projects and warrants), overdrafts, foreign trade loans, automobile, personal loans and mortgages with adjustable principal, based on inflation.

•	Floating rate: automobile and other secured loans, receivables from financial leases.

•	Both rates: corporate unsecured loans.

Risks

Below we list our loan categories from lowest risk to highest risk in terms of repayment ability and historical default rates:

(1)	Promissory notes (with recourse to the assignor), Warrants - Commodities

(2)	Foreign trade loans

(3)	Mortgage loans

(4)	Receivables from financial leases

(5)	Promissory notes (without recourse to the assignor), Warrants – Others

(6)	Automobile and other secured loans

(7)	Corporate credit cards

(8)	Corporate unsecured loans

(9)	Overdrafts

(10)	Personal loans and credit card loans (from the Personal and Business Banking segment)

(11)	Personal loans and credit card loans (from the Consumer Finance segment)

Summary of Loan Portfolio Categories

Promissory notes (factoring and check discounting and warrants)

Factoring and check discounting. Check discounting is used to finance working capital needs for businesses that have a diversified accounts receivable portfolio and customers or parties that issue checks and have a favorable credit history. Most of our check discounting transactions are with recourse to the assignor (i.e., we secure repayment with a pledge over an assignment of the borrower’s cash flow). However, some of our check discounting transactions are without recourse to the assignor, in which case we only have recourse to the endorser of the check. With respect to our operations with recourse, we evaluate the creditworthiness of both the assignor and the endorser of the check, specifically assessing each party’s payment history, credit history and legal history by requiring a variety of documents to help us in our underwriting process. We accept checks that are issued in the ordinary course of business from the customer with a payment date generally no longer than 180 days.

Warrants. Warrants are granted to finance working capital needs for producers or sellers of commodities or non-commodities such as sugar, soy, wheat, corn, sunflower, peanuts, cotton and yerba mate. We take collateral in respect of the warrants for at least 20% to 35% in excess of the value of the products, depending on the type of product. The most significant risk we face when extending warrant financing relates to the quality and preservation of the underlying assets. To mitigate this risk, we select third-party companies to assess and monitor the value and quality of the underlying products. We establish maximum warranty amounts ranging from U.S.$ 5.0 million to U.S.$ 40.0 million depending on the type of product. We set interest rates for our warrants based on the term of the warrant and the quality of the underlying product.

Foreign trade loans

Foreign trade loans are granted to finance exports and imports through pre-financing and financing loans for exports, international factoring and letters of credit for imports.

In the case of pre-financing and financing loans for exports, we analyze the repayment ability of both the borrower and its foreign client. Specifically, we ensure that the credit line that we grant is tailored to the borrower’s historical export levels and projected export levels (based on contracts, purchase orders and other documentation). We generally grant pre-financing and financing loans for exports with terms ranging from 90 to 180 days, depending on the transaction and such loans are solely denominated in U.S. dollars. Interest rates for pre-financing and financing loans for exports depend on the term of the loan and range from 1.5% to 7.5%.

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

The primary risk associated with our financial leases is that the borrower may default on the loan and the collateral may be insufficient to recover the outstanding amount of the loan. We mitigate this risk by: (i) granting financial leases in respect of new assets that have historically shown adequate resale values, (ii) requiring a down payment of 10% to 30% (depending on the repayment ability of the customer); and (iii) for certain types of assets, requiring a commitment from the supplier of the asset to buy or find a buyer for the asset in the event of the borrower’s default. We set floating or fix interest rates for our financial leases based on prevailing market rates.

Automobile and other secured loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.3,100,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 50% to 75% of the value of the vehicle at the time of sale.

Corporate unsecured loans

Corporate financial loans. Our corporate financial loans finance short term working capital needs of up to one year or medium-term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.300 million. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors: the shareholders and management of the borrower, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to small businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.300 million. The maximum loan assistance that we provide is Ps.25 million for unsecured loans and Ps.25 million for factoring services. Our general policy is that our small business loan portfolio be composed 50% of unsecured loans and 50% of secured loans and factoring transactions. The Bank’s branches may grant up to Ps.3.2 million of unsecured loans and Ps.9.3 million of factoring transactions, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

Personal loans and credit card loans (within the Personal and Business Banking segment)

Our Personal and Business Banking segment originates loans based on scoring systems and policies specifically tailored to our Plan Sueldo services, pension and retiree services and general clientele. For a detailed discussion of the Bank’s credit application process, credit monitoring and review process and the risks associated with personal loans and credit card loans, See ” —Credit Risk Management—Banco Supervielle S.A.”

Retail banking in Argentina is heavily regulated, including with respect to maximum interest rates and fees. See “Item 4.B Business overview—Argentine Banking Regulation—Interest Rate and Fee Regulations.” We tailor our policies related to issuing and granting loans and credit to comply with these regulations.

Personal loans and credit card loans (within the Consumer Finance segment)

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

The maximum amount of our personal and consumer loans is Ps.0.2 million, while the average loan as of December 31, 2020 was Ps.65,000. The average term of our personal and consumer loans as of December 31, 2020 was 35 months, with a maximum of 84 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

Credit Risk Management

We define credit risk as the risk that arises from losses and/or a decline in the value of our assets as a result of our borrowers or counterparties defaulting on or not complying with their obligations. Credit risk includes any event that may cause a decline in the present value of a loan, but does not necessarily require the counterparty’s default. This risk also encompasses liquidity risk, which exists whenever a financial transaction cannot be completed or generate liquidity in accordance with an agreement. The magnitude of credit risk losses hinges upon two factors:

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

Our credit risk management policies also monitor concentration risk. This risk arises when the concentration of exposure has the capacity to generate enough losses (relating to results of operations, minimum capital requirements, assets or global risk levels) to impact the entity’s financial strength or capacity to maintain its operations and significantly change the entity’s risk profile. In 2020 we developed and implemented a portfolio limits policy to fix maximum portfolio concentration ratios based on economic sectors and customer credit rating. Economic sectors were classified as Very High, High, Mid and Low, according to their risk perception. These sectors are regularly monitored to confirm or change the classification according to their evolution.

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

Within the corporate banking segment, we seek to have a solid proposal for the SMEs and middle-market companies seeking to maintain proximity with customers through customer service centers, agreements with customers throughout their value chain and providing agile responses through existing credit processes.

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

Grupo Supervielle assesses on a forward-looking basis the expected credit losses associated to its financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts that are not measured at fair value.

For the purposes of estimating the impairment amount, and in accordance with its internal policies, Grupo Supervielle classifies its financial instruments (financial assets, commitments and guarantees) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

•	Normal Risk (“Stage 1”): includes all instruments that have not experienced a significant increase in credit risk since initial recognition and is not purchased or originated credit impaired.

•	Normal risk under watchlist (“Stage 2”): includes all instruments that, have experienced significant increases in credit risk since initial recognition but are not yet deemed credit-impaired.

•	Doubtful Risk (“Stage 3”): includes financial instruments, overdue or not, which are considered to be credit impaired. Likewise, loan commitments or financial guarantees whose payment is probable and their recovery doubtful are considered to be in Stage 3.

Significant increase in credit risk

Grupo Supervielle considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Individuals and Businesses

1.	Portfolios between 31 and 90 days past due

2.	The credit application score has deteriorated by more than 30% with respect to the current performance score
3.	Score of behavior less than accepted cut off
4.	Loans and cards with facilities under Financial Services regulations within the framework of the health emergency provided by Decree No. 260/2020 Coronavirus (COVID-19) that were impaired at the time of refinancing. Or, loans that were not impaired, but deferred more than 5 installments.

Corporate Banking

1.	Portfolios between 31 and 90 days past due
2.	Maximum Argentine Central Bank a situation equal to 2
3.	Credit Ratings C (Probability of default higher than 30%)
4.	Its rating deteriorated by more than two notes from its credit approval rating.

Consumer Finance: 1. Portfolios between 31 and 90 days past due.

Sectoral Analysis – COVID-19 Risk

In virtue of the fact that internal impairment models do not reflect properly COVID-19 impact on the local and global economic situation as historical information is utilized, a sectoral analysis has been included as additional definition of the significant risk increase.

In such analysis, companies’ default risk is evaluated according to the type of industry and the impact such companies have suffered in face of the current economic situation, while taking into account their features, seasonal nature, etc.

Finally, the different activities that make up the Bank’s portfolio are classified into four types of risk. They are:

1. Low risk

2. Medium risk

3. High risk

4. Very high risk

On this occasion, this additional definition of a significant increase in risk has been applied for the SME and E&P segments, for the very-high and high risk activities (only for the single firm portfolio):

Very high risk	High risk
Construction	Machinery & equipment
Tourism & Gastronomy	Iron and steel industry
Real estate	Home appliances
Entertainment	Sports
Passenger transport	Textile
Professional services

The evaluation of significant credit increases and the calculation of ECL include prospective information. Grupo Supervielle carried out a historical analysis and identified key economic variable that affect the credit risk and expected credit losses for each portfolio. Forecasts of these economic variables (“base economic scenario”) are provided on a six-month basis by the research team at the Bank and offer a better estimated outlook of the economy for the next 12 months. The impact of such economic variables on DP and LGD resulted from the statistic regression analysis to understand the impact the changes in these variables has had historically on default rates and LGD components. In addition to the base economic scenario, the research team also provides two potential scenarios together with scenario analysis. The number of other scenarios is defined in accordance with the analysis of the main products to ensure the lineal effect between the future economic scenario and related expected credit losses. The number of scenarios and its features are re-evaluated on a six-month basis, except a situation occurs in the macroeconomic framework that justifies a greater regularity.

Grupo Supervielle considers the following variables for estimating expected credit losses on the different scenarios:

Parameter	Segment	Macroeconomic Indicators
Probability of Default	Personal and Business Banking	Inflation Wage increase Private employment Monthly Economic Activiy Estimator
	Corporate Banking	Real Badlar Rate Monthly Economic Activiy Estimator
	Consumer Finance	Wage increase Inflation Monthly Economic Activiy Estimator
Loss Given Default	All	Wage increase

Atomization of the loan portfolio

As a result of our risk management policies, we have a diversified and atomized portfolio, where the top 10, 50 and 100 borrowers represent 17%, 30% and 36%, respectively of the Loan portfolio.

Atomization of the loan portfolio

Loan portfolio atomization	4Q20	3Q20	2Q20	1Q20	4Q19
%Top10	17%	18%	18%	16%	16%
%Top50	30%	33%	35%	33%	32%
%Top100	36%	38%	42%	39%	40%

Loan Portfolio breakdown by economic activity

Ps. Change QoQ	Business Sector	4Q20 Share	3Q20 Share
(In millions)
6,927	Families and individuals	47.2%	44.0%
1,781	Agribusiness	14.3%	13.6%
750	Food & Beverages	9.2%	9.2%
(1,285)	Construction & Public works	4.1%	5.6%
343	Retailer	1.9%	1.7%
(301)	Wine	2.7%	3.2%
1,146	Utilities	3.8%	3.0%
(172)	Financial	2.6%	2.9%
(2.130)	Oil, Gas & Mining	0.3%	2.4%
(55)	Transport	1.2%	1.4%
(269)	Chemicals & plastics	1.2%	1.6%
(361)	Automobile	1.0%	1.4%
70	Machinery & Equipment	1.0%	1.0%
1,006	Others	9.5%	9.3%

Collateralized Loan Portfolio

As of December 31, 2020, 43% of the total commercial loan portfolio was collateralized, while 80% of the commercial non-performing loans portfolio was collateralized (compared to 58% as of December 31, 2019).

Loan portfolio collaterall	Entrepreneurs & Small Businesse	SMEs & Middel Market	Large	Total
Collateralized Portfolio	50%	45%	42%	43%
Unsecured Portfolio	50%	55%	58%	57%

Regarding the Personal and Business Banking portfolio, loans to payroll and pension clients as of December 31, 2020, represented 71.8% of the total loan portfolio to individuals in the segment.

Credit Policy

a)	Banco Supervielle S.A.

Credit Application Process

The credit approval process is designed to facilitate an accurate risks analysis, expedient decisions and complete support information.

Potential customers are interviewed and asked to submit documentation to efficiently evaluate risk. The Credit department performs a risk evaluation using computer software and issues an opinion on the requested assistance. If credit assistance is deemed feasible, the customer’s application is submitted for approval at the appropriate level, pursuant to credit authority guidelines and depending on the facility amount requested, the term and security.

Applications by prospective retail customers are analyzed using an electronic application. Prospective corporate customers are evaluated on a case-by-case basis. There are no pre-approved lines of credit, except for individuals who may obtain a pre-approved line of credit based on their maximum debt burden ratio.

Credit Monitoring and Review Process

It is the Bank’s policy to continually track and monitor risk in order to anticipate or foresee changes in the macroeconomic environment and anomalies that may affect the course of customers’ activities and the repayment of loans. The Credit Risk department traces alert indicators for signals that may affect credit collection. Signals could be late payments of more than 30 days, alerts from credit bureaus, lawsuits from third parties, customers or suppliers and bounced checks. Action plans are in place to anticipate or mitigate potential nonperformance situations. The Credit Risk department tracks alert indicators by:

•	analyzing loan portfolio evolution;

•	verifying compliance with credit regulatory requirements;

•	reviewing the factoring portfolio on a daily basis by operation, maturity, concentration, direct and indirect risk;

•	verifying and analyzing customer arrears;

•	detecting market alerts, customer behavior in the market and the financial system, lawsuits, etc.;

•	proposing action plans;

•	involving the senior credit committee or junior credit committee as applicable;

•	reporting customer alerts to officials and managers; and

•	establishing allowances for estimated loan losses.

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit (in millions of Pesos)
		Unsecured	Secured

		Total Maximum Approval Limit
Senior Committee	Chief Credit Officer (as Chairman of the Committee); Chairman;
CEO (as Vice chairman of the Committee);
COO;
Chief Risk Officer;
Credit Executive Manager middle-market & corporates; Credit Executive Manager SMEs;
Head of Corporate Banking;
Manager of SMEs business
	Head of Treasury and Global Markets;	Limitless	Limitless
Junior Committee
	Chief Credit Officer (as Chairman of the Committee); COO; Head of Corporate Banking; Head of Treasury and Global Markets; Manager of SMEs business; Credit Executive Manager middle-market & corporates; Credit Executive Manager SMEs; Executive Manager Corporate Banking Bs Aires and Interior;	600	600
Manager		300	300

	Credit Approval Limit (in millions of Pesos)
	Unsecured	Secured

	Total Maximum Approval Limit
Team Leaders	120	120

Relationship officers	25	25

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

In the case of corporate clients and SMEs, payment defaults are analyzed on a case-by-case basis, taking into consideration the loan amount and the number of days in arrears, among other factors. The Recovery Department can participate in out-of-court and judicial settlement negotiations and approve debtor payment proposals in amounts for up to Ps.10 million.

b)	CCF and Tarjeta

In 2020, CCF and Tarjeta made progress with the reengineering of the application assessment process to update its processes and assessment systems. This reengineering allowed CCF and Tarjeta a faster and more flexible implementation of its credit policy. The new evaluation process simplified the application load and improved controls using the information available in the credit bureaus. It will seek to deepen the control automation strategy, minimizing risks while providing a more agile service to our clients. Likewise, a new admission scoring model has been developed and work will continue to improve the internal behavior scoring model used in cross-selling activities and conclude a better model for the evaluation of new and existing clients without sufficient seniority.

In the same period, changes have been implemented in origination policies to ensure the ability to repay loans in all segments and especially in those most exposed to the macroeconomic situation generated by the pandemic. In addition, with the aim of improving the assessment of repayment capacity, an internally developed income inference model has been incorporated that improved those provided by the credit bureaus.

However, the management of credit policies was included in the Integral Risk Committee, securing a more encompassing view of the assessment of said policies.

Collections management is carried out by a specialized team and is carried out with specific processes for each instance defined by the company.

During 2020 CCF and Tarjeta continued working from collections on the review of sweep strategies, optimization of collection tools and review of predictive models to achieve a better approach to clients with non-compliance with their obligations, achieving a more assertive and effective management.

Information Security

The Information Security Area is responsible for the information assets protection and for the implementation and maintenance of the security policy established by the Bank’s Board of Directors.

The guidelines for management of the Bank’s information security generally take into account the provisions of Communications “A” 4609, “A” 6375 and companion provisions of the Central Bank which are the framework for the management of matters related to the protection of IT assets and the management of Operational and Technological risk.

Management of Information Security includes: strategy, policies, practices, procedures and organization structure which Banco Supervielle must rely on to identify, analyze, assess, measure, mitigate and monitor cybersecurity risks.

2020 was highly challenging for the Information Security Department. The following three large events had an impact on management actions:

1. The Covid-19 pandemic had a strong impact on the Bank’s existing operating scheme Initially, the team focused on operational changes, facilitating remote access – VPN – to most of the personnel and setting up new security and communication equipment options to provide support to this new work model.

2. The exponential growth of cyberattacks by expert hackers. As a result of the pandemic, the use of digital channels and remote work increased, companies at global and local level were affected by major cyberattacks. To face such situation we launched different actions to protect our technological infrastructure – antivirus upgrades, ethical hackings, vulnerability detection process upgrades, etc. - and our customers. Three material actions were: a) hiring of a Threat Intelligence service, to proactively detect attacks against its key executives, data leaks, infrastructure attacks, etc.; b) hiring of a cyberinsurance at Grupo Supervielle level, in addition to the Bank’s comprehensive insurance against digital attacks; and c) expansion of the protection shield for service denial attacks for internet apps.

3. Acceleration process related to Digital Transformation and IT Department transformation. Several actions and tasks were carried out to join the transformation process: creation of a Cybersecurity Center of Excellence interacting with squads, tribes and COEs that were created; definition of the Golden Rules to govern the actions of squads in respect of cybersecurity aspects; and the establishment of OKRs – Objetive & Key Results – which guided the actions of the Cybersecurity COE.

Competition

Retail Banking, Corporate Banking and Treasury

The Argentine financial system remains highly fragmented compared to the rest of Latin America.

As of September 30, 2020, the Argentine financial system had 79 financial entities, of which 64 were banks, of which 13 were public and 51 privates. In terms of ownership, as of September 30, 2020, while the participation of the public sector was 20.3%, the portion of banks controlled by Argentine entities represented 54.7% and the portion of banks controlled by foreign entities represented 25.0%.

As of September 30, 2020, the number of financial companies was 15, six of which were controlled by Argentine entities and nine of which were controlled by foreign entities.

Digital Banking

In recent years, following the main global trends, digital banking began to develop in Argentina. As of December 31, 2020, the main digital banks were: Wilobank, Brubank, Rebanking, Openbank, Naranja and Banco del Sol. The main features of each are outlined below:

(1) Wilobank offers credit cards even to unbanked people. It operates with a virtual card that will replace Mastercard Contactless. (2) Brubank offers savings accounts in Pesos and U.S. dollars and loans and transfers from an app. It uses contactless technology and allows purchases made with debit card to be paid in installments, allowing the partition of the expenses. (3) Rebanking aims at the lowest economic sectors with a corresponding banking offer. (4) Openbank, owned by the Santander Group, offers savings accounts, credit cards, loans and facilitates investments. In Spain it already has more than one million customers. (5) Naranja, owned by Banco Galicia, has more than 1 million of digital users. This company developed an app that enables merchants and professionals billing by using a dongle. (6) Banco del Sol was launched in July 2020 and is owned by Sancor Seguros.

Consumer Finance

CCF offers its products primarily to the middle and lower middle income sectors. CCF’s main competitors can be divided into two groups: (1) those that are not subject to Central Bank oversight such as Tarjeta Naranja, Tarjetas Cuyanas and Credial, and (2) those that are subject to Central Bank oversight such as Compañía Financiera Argentina and Banco Columbia.

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

Tarjeta’s competitors vary in terms of region and type of product. Competitors in the lending space include Compañía Financiera Argentina (Efectivo Si), Banco Comafi, Banco Columbia, Credifacil, Credil, Corefin and Empresur. In terms of the credit card space, Tarjeta’s main competitors are Banco Nacion Argentina and other provincial Banks in each of the provinces where it operates, Tarjeta Naranja, followed by smaller regional competitors.

MILA is a financial company focused on car financing solutions that had been providing products in the Argentine market for almost 15 years. MILA’s main competitors can be divide into two groups: (1) those that are banks or financial companies such as Santander, ICBC, BBVA, MG Group and HSBC, and (2) those that are financial institutions owned by car manufacturers such as Renault Credit, Fiat Credito and Peugeot Finance. MILA’s main product is car loan with pledge that helps to maintain a low risk level portfolio.

Mutual Funds

With respect to the mutual fund market, based on the Chamber of Mutual Funds information we estimate our market share was 2.10% as of December 31, 2020, and that SAM is ranked 21 out of 52 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I., Itaú Asset Management S.A.S.G.F.C.I., HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

InvertirOnline is our digital online broker. According to ByMA information InvertirOnline ranks 2nd in the local ByMA ranking on Equity, CEDEARs (Certificado de Depósito Argentinos) and options trading, and it has an 8% market share in these assets. Our main competitors are other local participants, mainly Bull Market, Balanz and PPI (Portfolio Personal).

Competitive Framework

We were one of the top 10 private banks in the Argentine financial system with respect to loans, deposits, assets and equity as of September 30, 2020, as presented in the following tables (figures are expressed in original currency and not adjusted for inflation):

	As of September 30, 2020
	Total Assets

	(in millions of Pesos)	Share of Total (%)
Banco Santander Río S.A.	899,223,2	14.7%
Banco de Galicia y Buenos Aires S.A.	862,438,9	14.1%
Banco Macro S.A.	716,293,1	11.7%

	As of September 30, 2020
	Total Assets

	(in millions of Pesos)	Share of Total (%)
BBVA Banco Francés S.A.	580,182,7	9.5%
Credicoop Cooperativo Limitado	385,135,2	6.3%
HSBC Bank Argentina S.A.	373,919,1	6.1%
Citibank N.A.	332,150,5	5.4%
ICBC S.A.	320,912,5	5.2%
Banco Patagonia S.A.	267,325,2	4.4%
Banco Supervielle S.A.	222,436,0	3.6%
Nuevo Santa Fe	165,823,0	2.7%
Itau Argentina	147,102,9	2.4%
Banco Hipotecario S.A.	142,987,7	2.3%
Others	705,156,9	11.5%
Total Private Banks	6,121,086,9	100.0%

Source: Central Bank

	As of September 30, 2020
	Total Loans

	(in millions of Pesos)	Share of Total (%)
Banco de Galicia y Buenos Aires S.A.	385,490.7	19.4%
Banco Santander Río S.A.	333,404.0	16.8%
Banco Macro S.A.	236,798.7	11.9%
BBVA Banco Francés S.A.	234,900.5	11.9%
ICBC S.A.	111,927.5	5.6%
HSBC Bank Argentina S.A.	110,413.7	5.6%
Banco Patagonia S.A.	92,718.4	4.7%
Banco Supervielle S.A.	86,400.1	4.4%
Credicoop Cooperativo Limitado	56,723.1	2.9%
Itau Argentina	54,401.9	2.7%
Nuevo Santa Fe	41,473.7	2.1%
Citibank N.A.	40,211.8	2.0%
Banco Hipotecario S.A.	38,260.3	1.9%
Others	159,031.4	8.0%
Total Private Banks	1,982,155.80	100.0%

Source: Central Bank

	As of September 30, 2020
	Total Deposits

	(in millions of Pesos)	Share of total (%)
Banco Santander Río S.A.	684,273.6	15.8%
Banco de Galicia y Buenos Aires S.A.	616,450.8	14.2%
Banco Macro S.A.	480,826.8	11.1%
BBVA Banco Francés S.A.	398,187.4	9.2%
Credicoop Cooperativo Limitado	290,609.4	6.7%
HSBC Bank Argentina S.A.	267,515.2	6.2%
Citibank N.A.	240,585.7	5.5%
ICBC S.A.	205,974.1	4.7%
Banco Patagonia S.A.	193,308.1	4.5%
Banco Supervielle S.A.	166,278.9	3.8%
Nuevo Santa Fe	129,728.9	3.0%
Itau Argentina	105,453.5	2.4%
Banco Hipotecario S.A.	79,575.4	1.8%
Others	478,171.30	11.0%
Total Private Banks	4,336,939.10	100.0%

Source: Central Bank

We were one of the top five private banks in the Argentine financial system with respect to personal loans as of September 30, 2020, as presented in the following table (figures are expressed in original currency and not adjusted for inflation):

	As of September 30, 2020
	Personal Loans

	(in millions of Pesos)	Share of total (%)
Banco Macro S.A	60,609.8	24.4%
Banco de Galicia y Buenos Aires S.A.U.	31,583.2	12.7%
BBVA Banco Francés S.A.	21,992.1	8.9%
Banco Santander Río S.A.	21,076.1	8.5%
Banco Supervielle S.A.(1)	18,365.5	7.4%
Nuevo Banco de Santa Fe	13,188.5	5.3%
Banco Patagonia S.A.	7,289.0	2.9%
Nuevo Banco de Entre Rios	7,257.5	2.9%
ICBC S.A.	5,320.0	2.1%
HSBC Bank Argentina S.A.	4,703.8	1.9%
Banco Hipotecario S.A.	4,475.5	1.8%
Others	52,106.5	21.0%
Financial Private System	247,967.5	100.0%

Source: Central Bank

(1)	Consolidated with CCF

We were one of the top five private banks in the Argentine financial system with respect to leasing, as presented in the following table as of September 30, 2020 (figures are expressed in original currency and not adjusted for inflation):

	As of September 30, 2020
	Leasing
	(in millions of Pesos)	Share of total (%)
Banco Comafi S.A.	4,451.40	30.7%
Banco Supervielle SA	2,711.60	18.7%
Banco de Galicia y Buenos Aires S.A.	1,946.90	13.4%
BBVA Banco Francés S.A.	1,417.50	9.8%
HSBC Bank Argentina S.A.	1,059.30	7.3%
Credicoop Cooperativo Limitado	684.8	4.7%
ICBC S.A.	466.9	3.2%
Itau Argentina	326.6	2.2%
Banco Santander Río S.A.	281.1	1.9%
Banco Patagonia S.A.	270.5	1.9%
Others	905.70	6.2%
Total Private Banks	14,522.30	100.0%

Source: Central Bank

The Bank, when consolidated with CCF, ranked second among private banks in the Argentine financial system with respect to MasterCard active accounts as of December 31, 2020 as presented in the following table:

		As of December 31, 2020
		MasterCard active accounts with billing statement
1	Banco de Galicia y Buenos Aires S.A	11.3%
2	Banco Supervielle S.A.(1)	9.2%
3	BBVA Banco Francés S.A.	9.0%
4	Banco Macro S.A.	5.8%
5	Banco Patagonia S.A	5.5%
6	HSBC Bank Argentina S.A.	4.6%
7	Industrial and Commercial Bank of China (Argentina) S.A.	3.9%
8	Banco Itaú Argentina S.A	1.7%
9	Banco Columbia S.A.	1.7%
10	Banco Comafi S.A.	1.2%

Source: First Data Cono Sur S.R.L.

(1)	Consolidated with CCF

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

Source: Central Bank.

Taking into consideration total loan portfolio and receivables from financial leases portfolio, total loans and leasing market share was 4.6% as of December 31, 2020.

The graph below shows a comparison of the Bank’s loan portfolio CAGR as of December 31, 2020 compared to the average loan portfolio CAGR of Argentine private Banks and the private financial system (excluding public banks).

Source: Central Bank. Figures are expressed in Pesos in original currency and not adjusted for inflation. Past 3- years average inflation was 45.8%.

The graph below shows a comparison of the Bank’s loan portfolio growth compared to the average loan portfolio growth of the Argentine financial system.

Source: Central Bank. Figures are expressed in Pesos in original currency and not adjusted for inflation.

The table below shows the inflation rates over the past 10 years:

	December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Inflation in consumer prices –INDEC (%)	9.5	10.8	10.9	23.9	26.9(1)	41.0	24.8	47.6	53.8	36.1

Source:

Information from 2011 to 2015: City of Buenos Aires.

Information since 2017: Indec

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

The Central Bank establishes certain technical ratios that must be observed by financial entities, such as ration related to levels of solvency, liquidity, the maximum credit that may be granted per customer and foreign exchange assets and liability positions.

In addition, financial entities need the authorization from the Central Bank forcertain actions, such as opening or changing branches or ATMs, acquiring share interests in other financial or non-financial corporations and establishing liens over their assets, among others.

As supervisor of the financial system, the Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports, which include balance sheets and income statements, information related to reserve funds, use of deposits, classifications of portfolio quality (including details on principal debtors and any allowances for loan losses), compliance with capital requirements and any other relevant information, allow the Central Bank to monitor the business practices of financial entities. In order to confirm the accuracy of the information provided, the Central Bank is authorized to carry out inspections.

If the Central Bank’s rules are not complied with, various sanctions may be imposed by the Superintendency, depending on the level of infringement. These sanctions range from a notice of non-compliance to the imposition of fines or, in extreme cases, the revocation of the financial entity’s operating license. Additionally, non-compliance with certain rules may result in the compulsory filing of specific adequacy or restructuring plans with the Central Bank. These plans must be approved by the Central Bank to permit the financial institution to remain in business.

Banking Regulation and Supervision

Central Bank Supervision

Since September 1994, the Central Bank has supervised the Argentine financial institutions on a consolidated basis. Such institutions must file periodic consolidated financial statements that reflect the operations of head offices or parent companies, as well as those of their branches in Argentina and abroad, and of their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

Permitted Activities and Investments

The FIL governs any individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the FIL and by related Central Bank regulations. Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter (“OTC”) markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the FIL and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Furthermore, according to the rules regarding “Complementary Services of the Financial Entities and Allowed Activities,” as amended, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700, as amended by Communication “A” 6342, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of that rule.

Under Central Bank rules regarding to “Financial Entities Minimum Capital,” the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Equity Liability (“RPC,” as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.

Operations and Activities that Banks Are Not Permitted to Perform

Section 28 of the FIL prohibits commercial banks from: (a) creating liens on their own assets without prior approval from the Central Bank, (b) accepting their own shares as collateral, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank regulations. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and may own shares or debt of public services companies, if necessary to obtain those services.

Liquidity and Solvency Requirements

Since 1994, the Central Bank supervision of financial institutions has been carried out on a consolidated basis. Therefore, all the documentation and information filed with the Central Bank, including financial statements, must show the operations of each entity’s parent company and all of its branches (in Argentina and abroad), the operations of significant subsidiaries and, as the case may be, of other companies in which such entity holds stock. Accordingly, all requirements relating to liquidity, minimum capital, risk concentration and bad debts’ reserves, among others, are calculated on a consolidated basis.

Legal Reserve

Pursuant to the FIL, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income. Notwithstanding the aforementioned, pursuant to Central Bank rules, we are required to maintain a legal reserve which is funded with 20% of our yearly income determined in accordance with such rules. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders. For further information, please see “Operating and Financial Review and Prospects–Operating Results.”

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

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with CCF:

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2020, 2019 and 2018 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2020		2019		2018

	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	9,047,140		7,164,842		6,090,341
Allocated to Bank premises and equipment, intangible assets and equity investment assets	1,350,035		826,133		370,233
Market risk	551,765		251,739		301,724

Public sector and securities in investment account	27,651		11,472		96,882
Operational risk	3,233,793		2,349,952		1,486,516
Required minimum capital under Central Bank rules	14,210,384		10,604,138		8,345,696
Basic net worth	30,242,263		16,991,091		11,847,865
Complementary net worth	1,090,865		1,033,734		1,163,939
Deductions	(7,028,227)		(2,999,716)		(867,798)
Total capital under Central Bank rules	24,304,901		15,025,109		12,144,006
Excess capital	10,094,517		4,420,971		3,798,310
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets(1)	19.30%		15.60%		15.30%
Average shareholders’ equity as a percentage of average total assets	11.20%		10.40%		9.90%
Total liabilities as a multiple of total shareholders’ equity	7.5	x	7.1	x	9.4	x
Cash as a percentage of total deposits	20.3%		28.7%		35.1%
Tier 1 Capital / Risk weighted assets	14.00%		11.60%		11.90%

(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.

(2)	Nominal values without inflation adjustment.

The Common Equity Tier 1 Ratio as of December 31, 2020, was 13.8%, compared to11.8% reported as of December 31, 2019.

The increase in 2020 includes the initial IAS29 adjustment on non-monetary assets, together with Central Bank regulatory easing on excess provisions amid the COVID-19 pandemic that allows banks to consider as Tier 1 Common Equity, the difference between the expected loss provisions recorded following IFRS9, and the balance of provisions as of November 30, 2019 under the previous accounting framework.

The Total Capital Ratio as of December 31, 2020, was 14.4%, compared to 12.1% reported as of December 31, 2019.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Central Bank rules regarding to “Financial Entities Minimum Capital,” as amended).

Basic Minimum Capital

The basic minimum capital requirement varies depending on the type of financial institution and the jurisdiction in which the financial institution’s headquarter is registered, with Ps. 26 million for banks under category I and II (Ps.12 million for other financial entities under this category), and Ps. 15 million for banks under category III to VI (Ps.8 million for other financial entities under this category).

Category	Banks	Other Entities (*)
I and II	Ps.26 million	Ps.12 million
III to VI	Ps.15 million	Ps.8 million

(*)	Except credit entities.

Financial institutions directly involved in foreign trade operations must comply with the requirements established for banks in the respective category.

Regulatory Capital of Financial Institutions: Tier 1 and Tier 2 Capital Regulations

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

Tier 1 Capital

Tier 1 capital consists of (i) common equity tier 1 (“COn1”), (ii) deductible items from the common equity tier 1 (CDCOn1), (iii) additional equity tier 1 (“CAn1”), and (iv) deductible concepts from additional capital level 1 (CDCAn1).

COn1 Capital

COn1 includes the following net worth items:

(i)	capital stock (excluding preferred stock),

(ii)	non-capitalized capital contributions (excluding share premium),

(iii)	adjustments to shareholders’ equity,

(iv)	earnings reserves (excluding the special reserve for debt instruments),

(v)	unappropriated earnings,

(vi)	other results either positive or negative, in the following terms:

•	100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;

•	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;

•	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and

•	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

(vii)	other comprehensive income:

(a)	100% of the results recorded in the following items belonging to the account “Other comprehensive cumulative results” for the most recent audited quarterly or annual financial statements:

•	Revaluation of property, plant, and equipment and

•	intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income.

(b)	100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section (a). The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of points 8.2.1.5. or 8.2.1.6., as the case may be of Central Bank’s rules regarding “Financial Entities Minimum Capital.”

(viii)	share premiums of the instruments included in COn1, and

(ix)	in the case of consolidated entities, minority shareholdings (ordinary shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

For the purpose of determining the RPC, financial institutions included in Group A must compute as COn1 the positive difference between the higher of the accounting allowance stipulated in point 5.5 of IFRS 9 and the regulatory allowance calculated in accordance with the rules on “Establishment of minimum provisions for loan losses” or the accounting provision corresponding to the balance as of November 30, 2019.

Deductible Concepts

The above-mentioned concepts will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of Central Bank rules regarding “Financial Entities Minimum Capital,” as amended.

Concepts deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is less than ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) intangible assets; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) those required by the Superintendency; (l) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (m) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (n) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Restricted Assets” (o) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (p) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (q) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (r) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

CAn1 Capital

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of the rules regarding “Financial Entities Minimum Capital,” as amended and supplemented, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

The concepts mentioned in the previous points will be reduced, if applicable, by the deductible concepts provided in point 8.4.2 of the rules regarding “Financial Entities Minimum Capital,” as amended and supplemented, which are described below.

Moreover, debt instruments included under CAn1 must comply with the following requirements:

(1)	Must be totally subscribed and paid in full.

(2)	Must be subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.

(3)	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.

(4)	They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

(5)	After five (5) years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the prior authorization of the Superintendency, (ii) the entity does not create any expectations regarding the exercise of the purchase option, and (iii) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.

(6)	Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.

(7)	The financial entity can pay dividends/interest coupons at any time, and at its sole discretion, which shall not be considered a default in itself and shall not grant bondholders the right to claim the conversion of their notes into ordinary shares. Furthermore, there shall be no restrictions to the financial entity, except with respect to dividend distribution to the shareholders.

(8)	The payment of dividends/interest coupons shall be carried out through the noting of distributable entries, in the terms of the regulations on “Results Distribution” (Section III of the Central Bank’s regulations).

(9)	The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.

(10)	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

(11)	They should not have been bought with direct or indirect financing from the financial entity.

(12)	They shall not contain elements that make re-capitalization difficult.

Instruments considered liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion into ordinary shares and a mechanism assigning final losses to the instrument with the following effects:

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

The above-mentioned concepts will be considered minus deductible concepts pursuant to section 8.4.2 of the Central Bank rules regarding “Financial Entities Minimum Capital,” as amended and supplemented, which is described below.

Moreover, debt instruments included under complimentary net worth must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Must be subordinated to depositors, unsecured creditors and the subordinated debt of the financial entity.

•	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.

•	Maturity: (i) original maturity date within no less than five (5) years, (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed, and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After five (5) years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.

•	They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity.

•	They should not contain elements that affect re-capitalization.

Additionally, instruments included in Tier 2 capital and CAn1, shall meet the following conditions in order to assure their loss-absorbency capacity:

(a)	Their terms and conditions must include a provision pursuant to which the instruments must absorb losses–either through a release from debt or its conversion into ordinary capital–once a triggering event has occurred, as described hereunder.

(b)	If the holders receive compensation for the debt release performed, it should be carried out immediately and only in the form of ordinary shares, pursuant to applicable regulations.

(c)	The financial entity must have been granted the authorization required for the immediate issuance of the corresponding ordinary shares in the case of a triggering event, as described below.

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened and the Central Bank rejects the amnesty plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first) or (ii) upon the decision to capitalize the financial entity with public funds.

The Bank has issued three series of subordinated notes, only one of which is outstanding as of the date of this annual report. The series issued and 2014 complies with all the requirements described above. See “Item 5.B Liquidity and Capital Resources—Financings—Bank – Foreign currency-denominated Subordinated Notes.”

Further criteria regarding the eligibility of items included in the RPC calculation must be followed pursuant to the regulatory requirements of minority and other computable instruments issued by subsidiaries, subject to consolidated supervision by third parties. A minority shareholding may be included in COn1 of the financial entity if the original instrument complies with the requirements established for its qualification as ordinary shares regarding the RPC.

Deductible concepts applied to the different capital levels

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

Limits

Central Bank rules regarding “Financial Entities Minimum Capital,” as amended and supplemented, establishes minimum thresholds regarding capital integration: (i) for COn1, the amount resulting from multiplying the capital risk weighted assets (“RWA”) by 4.5%; (ii) for the basic net worth, the amount resulting from multiplying the RWA by 6% and (iii) for the RPC, the amount resulting from multiplying the RWA by 8%. It is important to note that the RWA calculation results from multiplying the required minimum capital under Central Bank rules by 12.5%. The lack of compliance with any of these limitations is considered an infringement of the minimum capital integration requirements.

Pursuant to Communication “A” 5889, as amended from time to time, RWA shall be calculated as follows:

RWA = RWAc + [(MR+OR) x 12.5]

Where:

RWAc: credit risk weighted assets MR: minimum capital requirement for market risk OR: minimum capital requirement for operational risk

Economic Capital

Central Bank rules regarding “Financial Entities Risk Management Guidelines,” as amended and supplemented, requires financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

Communication “A” 6534 which replaced Communication “A” 6459, provides guidelines for the calculation of economic capital, depending on the type of financial entity. Entities considered within Group A pursuant to Central Bank rules shall use their internal models to quantify the needs of economic capital with relation to its risk profile. Conversely, Group B or Group C entities may opt for a simplified calculation methodology. Such option must be approved by the board of directors of such entity.

Group B or Group C entities which have opted for the simplified methodology shall apply the following expression:

EC = (1.05 x MC) + max [0; ρ EVE – 15 % x bNW)]

Where:

EC: economic capital MC: minimum capital requirements EVE: measure of risk calculated according to a standardized framework forseen in section 5.4 of Communication “A” 6534 bNW: basic net worth (tier 1 capital)

Requirements Applicable to Dividend Distribution

The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the “Restated Regulations on Dividend Distributions” of the Central Bank, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

Such regulations provides that the payment of dividends (other than dividends on ordinary shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum capital of financial institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to these rules.

Institutions may distribute dividends up to the positive amount derived from the off-balance sheet calculation set forth herein, without exceeding the limits set forth in these rules.

To such effect, the registered balances, as of the end of the fiscal year to which they belong, in the account “Unassigned Results” (Resultados no asignados) and in the voluntary reserve for future distributions of dividends shall be computed, deducting the amounts – recorded on the same date – of the legal and statutory reserves – whose creation is mandatory – and the following concepts:

1.	100% of the negative balance of each of the concepts recorded under the line “Other comprehensive retained earnings.”

2.	The result derived from the revaluation of property, plant and equipment and intangible assets and investment properties.

3.	The net positive difference resulting from the calculation at amortized cost and the fair market value recorded by the financial institution in connection with sovereign bonds and/or currency regulation instruments issued by the Central Bank for such instruments valued at amortized cost.

4.	The asset valuation adjustments notified by the Superintendency – whether accepted or not by the institution– that are pending registration and/or those indicated by the external audit that have not been accounted.

5.	The individual deductibles – regarding asset valuation – established by the SEFyC, including the adjustments derived from the failure to consider agreed adjustment plans.

6.	The resulting lower provisions and higher RPC from the treatment established on point 2 of Central Bank’s Communication “A” 6946 (as amended) for financing MiPyMEs for the payment of salaries.

In addition, financial entities may not distribute earnings out of the incokme derived from the first application of IFRS, and must set up a special reserve which can only be canceled for capitalization or to absorb possible negative balances from the item “Unassigned results.”

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the concepts set forth above in points 1 to 5, if applicable, from the assets.

2.	The failure to consider the deductibles established by the SEFyC affecting the requirements, integrations and minimum capital position.

3.	The deduction of the amounts relating to the following concepts from the unappropriated retained earnings:

○	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;

○	positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum capital of financial institutions”; and

○	adjustments made in accordance with points 1 to 5 above.

4.	The failure to consider the limit set forth in paragraph 7.2. of the rules on “Minimum capital of financial institutions.”

The distribution of earnings shall only be admitted if none of the following events occurs:

○	the institution is subject to the provisions of article 34 “Regularization and Recovery” and article 35 bis “Institution’s restructuring for the purpose of safeguarding loans and deposits” of the FIL;

○	the institution has received financial assistance from the Central Bank under section 17 of its Charter, due to illiquidity;

○	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;

○	the institution records minimum capital integration deficits – whether individually or consolidated – (without computing the effects of the individual deductibles established by the SEFyC);

○	the integration of the average minimum cash – in Pesos, in foreign currency or in sovereign securities – is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;

○	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4.

As from January 2020, in order to recalculate the minimum capital position set under Section 3 of the rules on “Dividends Distribution,” financial institutions of the Company “B” shall enforce Section 5.5 about Impairment from the IFRS Financial Instrument No. 9.

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

On March 19, 2020, in the midst of the coronavirus’ outbreak crisis, the Central Bank issued Communication “A” 6939, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2021.

Moreover, in accordance with the FX Regulations, the access to the MLC to pay dividends to non-resident shareholders is subject to certain requirements. For more information, please see “Item 10.D Exchange Controls – Payments of dividends and corporate profits.”

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

The conservation capital margin shall be 2.5% of the amount of RWA. In cases of entities considered systemically important, the margin will be increased to 3.5% of the amount of capital risk weighted assets. These margins can be increased once again, according to the counter-cycle margin. The conservation capital margin, increased in the case of entities considered systemically important, must be integrated exclusively with Common Equity Tier 1 (COn1), net from deductible concepts (CDCOn1).

When such margin is used, the entities must raise capital with new capital contributions, or reduce future distributions.

The dividend distribution shall be limited whenever the level and composition of the computable asset liability, even when it complies with the minimum capital requirements, is within the range of the capital conservation margin. This limitation reaches solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of Con1 are within the range of conservation margin. When the coefficient of Common Equity Tier 1 (Con1 as percentage of RWA) is within the range of margins conservation of capital, the restriction to the results distribution shall be increased whenever the coefficient of Con1 comes close to the minimum required in section 8.5.1 of regulations over “Minimum Capital for Financial Entities.” The following table shows the maximum percentages of dividend distribution, according to the compliance with the conservation margin presented:

Coefficient of Common Equity Tier 1 (COn1) net of deductions (CDcon1) – as percentage of RWA -
Financial Entities – That are not categorized as D-SIBs or G-SIBs-	D-SIBs and G-SIBs Financial Entities	Minimum coefficient of capital conservation – as percentage of dividend distribution -
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	>6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

Currently, the minimum limits required by the regulations are:

•	COn1/RWA: 4.5%

•	NWb/RWA: 6.0%

•	RPC/RWA: 8.0%

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

In order to determine the RPC Group “A” financial institutions shall compute as COn1 the positive difference between the accounting provision set forth by point 5.5 of IFRS 9, and the higher of the regulatory provision as calculated by the “Minimum Provision Requirement for Uncollectability Risk” Central Bank rules and the accounting provision corresponding to the balance as of November 30, 2019.

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

RWAc: stands for capital risk weighted assets, calculated by applying the following formula:

A * p + PFB * CCF * p + no DvP+ (DVP + RCD + INC significant holding in other companies) * 12.50

Where:

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

“INC” incremental minimum capital requirements based on any excess in the fixed assets and other ratios, the limitations established under the “Major Exposure to Credit Risk Regulations.”

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
To the non-financial public sector of the provinces, municipalities and/or the Autonomous City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to Non-Financial Public Sector,” pursuant to the credit rating assigned to the respective jurisdiction
AAA to AA-	20
A+ to A-	50
BBB+ to BBB-	100
BB+ to B-	150
Below B-	200
Unrated	200
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), among others.	0
Other
AAA to AA-	20
A+ to A-	50
BBB+ to BBB-	50
BB+ to B-	100
Below B-	150
Unrated	50
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20
Other. The weighting percentage to be applied will be the one for one category less favorable than the one assigned to the exposures with the Argentina government in foreign currency, as provided for the Exposure to the public non-financial sector and the Central Bank, with a maximum of 100%, except for the case in which the grade was less than B-, in which case the weighting percentage will be 150%.
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
First mortgageloans on residential homes property or mortgage loans with any order of preference provided that the institution remains the creditor, irrespective of the order of preference, to the extent that the mortgaged property
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
First mortgageloans on other than residential home property or mortgage loans with any order of preference provided that the institution is also the creditor of senior loans
Up to 50% of the lower of the real property market value or 60% of the mortgage loan.	50
On the remaining portion of the loan.	100
Past due loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Equity holdings	150

Type of Asset	Weighting (%)
Securitization exposures, failed DvP transactions, non-DvP transactions, exposures to central counterparty institutions (CCP) and derivative transactions not included in said exposures.	*
Exposures to individuals or companies originated in credit card purchases made in installments of travel tickets to foreign destinations and other touristic services abroad (lodging, car rental), either made directly to the service provider or through a travel agency or web platform	1250
Other assets and off-balance categories	100

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

Credit Risk Regulation – Large Exposures

General Overview

Communication “A” 6599 of the Central Bank, as amended and restated by Communication “A” 6620, effective as of January 1, 2019, abrogated credit risk fractioning regulations (except for the provisions related to the non-financial public sector), and replaced the former regime by regulating “large exposures to credit risk.” The system seeks to limit the maximum loss that a financial entity may suffer upon the occurrence of an unexpected default of a counterparty or group of connected counterparties who do not belong to the non-financial public sector, therefore affecting its solvency. The regulations regarding the exposures to credit risk must be applied at all times with every counterparty of the entity.

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

Limits

On the one hand, Communication “A” 6620 sets at 15% the limit of exposure with a counterpart of the non-financial private sector. Nevertheless, the limit will be increased by 10 percentage points for the part of the exposures that are covered by preferred collaterals. Additionally, it sets special limits for operating with financial institutions in the country and abroad (the general rule sets it at 25%). In the case of foreign financial institutions that do not have an international risk rating included in the “investment grade” category, the maximum limit is 5%.

On the other hand, Communication “A” 6599 sets the global limit of exposure to risk with respect to affiliate counterparties at 20%. In the case of stock held in an investment portfolio, the sum of all the values of exposure to risk corresponding to the total stocks not related to the portfolio shall not exceed 15% (holdings in public services companies or companies dedicated to complementary services to financial activities are excluded). The total limit of stocks and holdings shall be the sum of all the values of exposure to risk corresponding to the total amount of stock in an investment or negotiation portfolio plus the credits for forward operations and sureties entered into in authorized Argentine markets shall not exceed 50%.

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

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency and commodities positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 6690, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed, and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities.” Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in OTC transactions involving derivatives and securities financing transactions, such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

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

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091, as amended, provides the following:

(i)	non-compliance reported by the institutions: the institution must meet the required capital no later than the end of the second month after the date of non-compliance or submit a restructuring plan within thirty (30) calendar days after the end of the month in which such non-compliance was reported. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including a prohibition to open branches in Argentina or in other countries, establish representative offices abroad, or own equity in foreign financial institutions, as well as a prohibition to pay cash dividends. Moreover, the Superintendency may appoint a representative, who shall have the powers set forth by the FIL.

(ii)	Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within thirty (30) calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in the previous item will apply.

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

Gross income (ingresos brutos) (“IB,” as per its acronym in Spanish) is defined as the sum of (a) financial and service income net of financial and service expenses and (b) sundry gains net of sundry losses.

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

New financial institutions must comply, in their first month, with an OR minimum capital requirement equivalent to 10% of the aggregate requirements determined for credit and market risks, in the latter case, for the positions on the last day of that month. As from the second and up to the thirty-sixth month, the monthly capital requirement will be equivalent to 10% of the average requirements determined for the months elapsed until, and including, the calculation period based on a consideration of the risks referred to in the preceding paragraph, in accordance with the following formula:

For every t-month:

•	CRCt: the capital requirement for credit risk.

•	RMP,t: the capital requirement for market risk for the last day of such t-month.

•	n: the number of months preceding the month of calculation, inclusive. 2≤ n ≤ 36.

From the thirty-seventh month onwards, the monthly requirement is calculated based on the OR formula.

Minimum Cash Reserve Requirements

The minimum cash reserve requirement requires that a financial institution keeps a portion of its deposits or obligations readily available and not allocated to lending transactions and it is included in the Central Bank “Rules of Minimum Cash,” as amended and supplemented.

Minimum cash requirements are applicable to demand and time deposits and other liabilities arising from financial intermediation denominated in Pesos, foreign currency, or government and corporate securities, and any unused balances of advances in checking accounts under agreements not containing any clauses that permit the bank to discretionally and unilaterally revoke the possibility of using such balances.

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit, and (viii) demand obligations with business for the sales made by credit card and/or for the purchase.

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

The basis on which the minimum cash reserve requirement is computed is the average of the daily balances of the liabilities:

•	registered at the end of each day during the period prior to the one of its integration, in the case the liabilities are denominated in Pesos; or

•	registered at the end of each day during the calendar month, in the case of liabilities denominated in foreign currency, or government and corporate securities.

The averages shall be obtained by dividing the aggregate of the daily balances into the total amount of the days of each period. Those days in which no movements are registered shall repeat the balance corresponding to the immediately preceding Business Day.

Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether: (i) the financial entities are included in Group “A,” as provided by Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras), and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in: (a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); (b) Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the total of the assets of the financial system; and (c) Group “C” which includes those institutions whose deposits do no exceed 0.25% of the total of the assets of the financial system and/or, being Group B institutions, the ratio between their deposits and their RPC is reless than 100%. The following fees arise from Communication “A” 6991:

		Rate %
		Group A and G-SIB		Group B and Group C
Item		Pesos	Foreign Currency	Pesos	Foreign Currency
1-	Checking account deposits and demand deposits opened at credit cooperatives	45		20
2-	Savings account, salary/social security accounts, special accounts (except for deposits included on items 7 and 11), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3-	Unused balances of advances in checking accounts under executed overdraft agreements	45		20

		Rate %
		Group A and G-SIB		Group B and Group C
Item		Pesos	Foreign Currency	Pesos	Foreign Currency
4-	Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100
5-	Time deposits, liabilities under “acceptances,” (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:
	(i) Up to 29 days	32	23	11	23
	(ii) From 30 days to 59 days	22	17	7	17
	(iii) From 60 days to 89 days	4	11	2	11
	(iv) From 90 days to 179 days	—	5	—	5
	(v) From 180 days to 365 days	—	2	—	2
	(vi) More than 365 days	—	—	—	—
6-	Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk,” nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)
	(i) Up to 29 days		23		23
	(ii) From 30 days to 59 days		17		17
	(iii) From 60 days to 89 days		11		11
	(iv) From 90 days to 179 days		5		5
	(v) From 180 days to 365 days		2		2
	(vi) More than 365 days		—		—
7-	Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances				15
	(i) Up to 29 days	29	15	10	15
	(ii) From 30 days to 59 days	22	15	7	15
	(iii) From 60 days to 89 days	4	15	2	15
	(iv) More than 90 days	—	15	—	15
8-	Special deposits related to inflows of funds. Decree 616/2005		100		100
9-	Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	32		11
10-	Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
	(i) Up to 29 days	7		7
	(ii) From 30 days to 59 days	5		5
	(iii) From 60 days to 89 days	3		3
	(iv) More than 90 days	0		0
11-	Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-	Deposits and fixed term investments created in the name of minors for funds they receive freely	—	—	—	—
13-	Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market)	—		—

In the case of transactions in Pesos, when the jurisdiction of the main office where the transaction takes place, according to what is established in Central Bank’s regulations regarding “Categorization of locations for financial entities”, belongs to the categories II to VI, the rates foreseen for demand deposits will be reduced by 2 percentage points and for term placements by 1 percentage point up to a minimum of zero. In both cases, it does not include the impositions in securities. The deferred impositions in Pesos arranged remotely (i.e. through home banking, web time deposits, etc.) will receive the same treatment as those captured in the categories II to VI.

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with “National Treasury Bonds in Pesos at a fixed rate due November 2020” and “National Treasury Bonds in pesos at a fixed rate due May 2022” in up to:

-	5 percentage points of the rates provided in point 1, point 2 (in Pesos), point 3, point 9, and sections (i) and (ii) of points 5 and 7 (both in Pesos); and

-	2 percentage points of the rates provided in sections (iii) of points 5 and 7 (both in Pesos).

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with LELIQ and/or NOBAC in up to:

-	16 percentage points of the rates provided in section (i) of point 5 (in Pesos) and 9;

-	13 percentage points of the rates provided by section (ii) of point 5 (in Pesos);

-	3 percentage points of the rates provided by seciton (i) and (ii) of point 10 and 11; and

-	2 percentage points of the rates provided by section (iii) of point 5.

Financial entities not included in the last paragraph in up to

-	3 percentage points of the rates provided by sections (i) and (ii) of point 5, point 9, sections (i) and (iii) of point 10 and point 11; and

-	2 percentage points of the rates provided in section (iii) of point 5.

In order to be admitted the integration with “National Treasury Bonds in Pesos at a fixed rate due November 2020,” “National Treasury Bonds in pesos at a fixed rate due May 2022,” LELIQ and/or NOBAC as described above, they must be valued at market prices and be deposited in Sub-account 60, minimum cash enabled in the “Central Registry and Settlement of Public Liabilities and Financial Trusts—CRyL” (Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros).

The minimum cash requirement will be reduced:

(2)	in accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to MiPyMEs in the same currency;

Participation, in the total of financing operations to MiPyMES with respect of total of financing operations to the non-financial private sector, in the institution	Reductions (over the total of the concepts included in Pesos) %
Less than 4	0.00
From 4 to less than 6	0.75
From 6 to less than 8	1.00
From 8 to less than 10	1.25
From 10 to less than 12	1.50
From 12 to less than 14	1.75
From 14 to less than 16	2.00
From 16 to less than 18	2.20
From 18 to less than 20	2.40
From 20 to less than 22	2.60
From 22 to less than 24	2.80
From 24 to less than 26	3.00
From 26 to less than 28	3.20
From 28 to less than 30	3.40
30 or more than 30	3.60

Calculations will consider the mobile average balance at the end of the last 12 months prior to the low report of the financings in Pesos (Loans and Credits for Financial Leases) granted to MiPyMEs in respect of the total of such financings to the non-financial private sector of the institution.

(3)	Depending on the granting of financing under the “Ahora 12” Program (the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry), in an amount equivalent to 20% of the sum of the financing in Pesos that the entity grants:

(i)	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or

(ii)	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.

Effective from March 1, 2020, Communication “A” 6916 increased the 20% decrease of the requirement for “Ahora 12,” to 35% of the aggregate financings in Pesos granted by the relevant institution until September 30, 2020, and 50% of the aggregate financings in Pesos granted from October 1, 2020. Additionally, effective from March 19, 2020, Communication “A” 6937 set the limit of the deduction at 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash.

(4)	Depending on the cash withdrawals made through institution ATMs. The requirement will be reduced by the amount calculated on the basis of the monthly average of total daily cash withdrawals from ATMs, corresponding to the prior month, located in the institution’s operational houses, according to the jurisdiction in which is located, in accordance with the provisions of the “Locations for Financial Institutions Categorization Rules.”

For this purpose, the included ATMs are those that – at least – allow users to make cash withdrawals regardless of the institution in which they are customers and the network managing such equipment and that –on a monthly average, computing business and non-business days – have remained accessible to the public for at least ten hours a day.

(5)	In the case of financial entities included in Group “A,” the requirement will be reduced by an amount equivalent to the 30% of the aggregate of all financing in Pesos to MiPyMEs – in accordance with the definition contained in the “Determination of the Status of Micro, Small or Medium-Sized Enterprises Rules”- agreed at a maximum interest of:

(a)	40% fixed nominal per annum until and including February 16, 2020 (which may continue to be counted until its termination).

(b)	35% fixed nominal per annum from February 17, 2020.

For this purpose, the average monthly balance of the financings granted the period before the requirement was calculated that meets the above conditions shall be included. This deduction may not exceed 2% of the items in Pesos subject to the requirement, on average, of the month prior to the calculation.

The financings calculated for this item 4 deduction cannot be included for the determination of the item 1 above deduction.

(6)	In accordance with the special treatment provided for financings under Decree No. 260/2020. The requirement will be reduced by an amount equivalent to 40% of the sum of the financings in pesos agreed to an annual rate of up to 24% with the following objectives:

(a)	MiPyMEs if at least 50% of such financings are allocated to working capital.

(b)	Providers of human health services if they provide hospitalization in the framework of the health emergency as provided by Decree No. 260/2020.

(c)	Non-MiPyMEs clients that agree such financings for the acquisition of machines and equipment produced by local MiPyMEs.

This deduction may not exceed 4% of the concepts in Pesos subject to demand on average of the month immediately previous of the month of computation, and can be extended up to 6% in the case of the following financings agreed as from July 1, 2020:

-	Clients that received the assistance provided for in point (5) a. above, up to the total amount equivalent to the monthly wage bill (without the supplementary annual salary) to be paid by the applicant;

-	Clients that did not received such special assistance.

(7)	In accordance with the special treatment provided for under Decree No. 332/2020. The requirement will be reduced by an amount equivalent to:

(a)	60% of the amount of the “Zero Interest-Rate Credits,” “Loans at Subsidized Rate for Companies” and “Zero Interest-Rate Culture Credits” agreed under the framework of Decree No. 322/2020 (as amended) and disbursed until November 5, 2020;

(b)	24% of the “Loans at Subsidized Rate for Companies” disbursed until November 6, 2020, at a nominal annual rate of 27%;

(c)	7% of the “Loans at Subsidized Rate for Companies” disbursed as of November 6, 2020 at a nominal annual rate of 33%.

(8)	In the case of financings to MiPyMEs not informed at the Financial System’s Debtors Center (Central de Deudores del Sistema Financiero), the requirement will be reduced by an amount equivalent to 40% of the financings in pesos to MiPyMEs agreed at a nominal annual rate of 24% measured on a monthly average of daily balances from the previous month.

(9)	In the case of financings included in the “Line of financings for the productive investments of MiPyMEs,” the requirement will be reduced by an amount equivalent to 14% of the financings foreseen in point 4.1. of such line of credits, provided such financings are agreed at an annual nominal interest rate of up to 30%, measured on a monthly average of daily balances from the previous month.

The financings computed for the deduction provided in points 1 and 4-7 can only be computed in one of the above-mentioned points. In addition, the financings computed for the deduction provided in points 4, 5 and 7 shall (i) continue to be computed for the corresponding deduction their monthly average daily balances for the financings provided before October 15, 2020, inclusive; (ii) be voluntary and may not be counted against the deductions of points 4, 5 and 7.

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

Likewise, the minimum cash requirement may be increased due to non-compliance with the rules on the “Credit Line for productive investment.”

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

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the period, be less than 25% of the total required cash reserve, determined for the next preceding period, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate, without considering the effects of the application of the provisions of section “1.7 Transfers” of the “Minimum Cash” rules. The daily minimum required is 50% when a deficit to the admitted transfer margin occurs in the previous period.

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

LELIQ global daily position

Pursuant to Communication “A” 7054 of the Central Bank, the LELIQ global daily position of the banks is subject to the following restrictions:

(1)	From April 17, 2020, until April 30, 2020, it shall not surpass 90% of the exceeding holdings registered as of March 19, 2020.
(2)	it shall not surpass, on monthly averages of daily balances, the percentages as set forth in the following table and according to the financings computed on the previous period:

	Limits to the net position excess (as a percentage of the exceeding holdings registered as of March 19, 2020)
Financings as a percentage of potential credit to MiPyMEs	from May 1, 2020	from July 1, 2020	from September 1, 2020
100%	90	85	85
< 100 % up to 75%	85	80	70
< 75 % up to 50%	80	75	65
< 50% up to 25%	75	70	60
< 25%	70	65	55

For the purposes of this scheme, the “potential credit to MiPyMEs” shall be calculated as follows:

(a)	From July 1, 2020, to August 31, 2020, it will be the sum of:

(i)	10% of the LELIQs holdings exceeding those admitted for the integration of the minimum cash requirement in Pesos provided in point 1.3.16 of the “Minimum Cash” rules, registered as of March 19, 2020; and

(ii)	The amount of the decrease of the requirement provided in point 1.5.5. of the “Minimum Cash” rules or the 4% of the concepts subject to the requirement, whichever is lower.

(b)	Form September 1, 2020, it will be the sum of:

(i)	15% of the LELIQs holdings exceeding those admitted for the integration of the minimum cash requirement in pesos provided in point 1.3.16 of the “Minimum Cash” rules, registered as of March 19, 2020; and

(ii)	The amount of the decrease of the requirement provided in point 1.5.5. of the “Minimum Cash” or the 6% of the concepts subject to the requirement, whichever is lower, plus the 40% of the monthly average of daily balances of the previous period of financing charged to the “Credit line for the productive investment of MiPyMEs”.

As from June 1, 2020, for financial institutions that raise deposits at the minimum deposit rate set out in point 1.11.11.(ii) of the “Deposits and Term Investments” rules, the limit for their net position excess of LELIQ shall be in the amount equivalent to 18% of the deposits and term investments in Pesos constituted by the non-financial private sector.

As from August 1, 2020, the limit for their net position excess of LELIQ shall be increased by the amount resulting from the positive difference between the limit for the cash position between the greater of U.S.$2,500,000 or 4% of the RPC of the immediately preceding month, and the monthly average of daily observed cash position balances, or zero if negative, for the same month. This position may not exceed the amount resulting from multiplying the percentage corresponding to the computation month (according to the table below) by the increase verified during March 2021:

Computation month	Extension limit
April 2021	80%
May 2021	50%
June 2021	15%
July 2021	0%
August 2021	100%
September 2021	100%
October 2021	100%
November 2021	100%
December 2021	65%
January 2022	30%
From February 2022	0%

As from September 1, 2020, for financial institutions that raise deposits at the minimum deposit rate set out in point 1.11.11.(i) of the “Deposits and Term Investments” rules, the limit for their net position excess of LELIQ shall be in the amount equivalent to 13% of such deposits, measured regarding the monthly average of balance of the immediately preceding month.

From May 11, 2020 until June 30, 2020, financial institutions shall reduce their net position excess of LELIQ by an additional 1% of the excess holding recorded as of March 19, 2020. The financial institutions shall decrease their excess net position as they collect LELIQ payments.

From July 1, 2020, the net position excess shall be reduced following the next chart:

Reached Percentage	Reduction of the net position excess
100%	1%
< 100 % up to 75%	1.5%
< 75 % up to 50%	2%
< 50% up to 25%	2.5%
< 25%	3%

Where “Reached percentage” means the sum of (i) the reduction in the LELIQ position established in the first paragraph of point 8 of the Communication “A” 7054; (ii) the decrease in the minimum cash requirement in Pesos provided in point 1.5.7 of the “Minimum Cash” rules; and (iii) the amount equivalent to 40% of the monthly average of daily balances of the previous period of financing affected to the “Credit line for the productive investment of MiPyMEs”.

From October 2, 2020, inclusive, financial institutions shall reduce the net position excess by an amount equivalent to 20% of the net position excess of LELIQ recorded in monthly average daily balances in September of 2020.

Financial institutions that, as of and including November 13, 2020, hold a percentage of time deposits in Pesos constituted by the non-financial private sector with respect to total deposits in Pesos by that sector of less than 10% - measured on a monthly average of daily balances, considering only capital without interest or adjustments- may not:

-	Acquire LELIQ for their net position excess; nor

-	Carry out 7-day swap transactions with the Central Bank.

Internal Liquidity Policies of Financial Institutions

Liquidity Coverage Ratio

Pursuant to the Central Bank’s regulations on the liquidity coverage ratio (the “LCR”), financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments and must comply with the liquidity coverage ratio established thereunder, under a 30-day stress test scenario. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and/or own assets.

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the LCR, which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., CEO) will be necessary.

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

Net Stable Funding Ratio

The purpose of the net stable funding ratio (“NSFR”) is to allow financial institutions to finance their activities with sufficiently stable sources to mitigate the risk of future stress situations derived from their funding requirements. By requiring financial institutions to maintain a stable funding profile relative to the breakdown of their off-balance sheetassets and transactions, the NSFR limits the strong dependence on short term wholesale funding, promotes a better assessment of balance sheet and off-balance sheet items funding risk, and favors funding sources stability. The definitions of the components of the NSFR are similar to those set forth in the “Liquidity Coverage Ratio” regulations, unless otherwise expressly set forth herein.

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

Fees

Central Bank regulations grant broad protection to financial services customers since 2013. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. Fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Communication “A” 5514 sets forth an exception to the enforcement of Communication “A” 5460 for certain credit agreements that have pledges as collateral and are issued before September 30, 2018.

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

On March 21, 2016, the Central Bank issued Communication “A” 5927 (as supplemented by Communication “A” 5928) that established new rules aimed at protecting the financial user and an increase of the banking services use. In this regard, beginning on April 1, 2016, the electronic transfers ordered or received by clients categorized as financial services customers will not be charged with fees or commissions. For clients that do not meet this category, as companies, transfers of funds up to Ps.250,000, ordered or received by electronic means, will not be charged fees or commissions. Communication “A” 5927 also established that immediate transfers of funds of up to Ps.100,000 per day and account can be made via home banking every day of the year.

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

Central Bank issued Communication “A” 6212, effective as of April 1, 2017, which reduces credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively.

On April 17, 2019, the Central Bank issued Communication “A” 6681, pursuant to which it ruled that banks will not be allowed to charge fees or commissions to SMEs for over-the-counter cash deposits.

Later, on March 26, 2020, through Communication “A” 6945 (as amended by Communications “A” 6957, “A” 6963, “A” 7009, “A” 7044, “A” 7107 and lastly by Communication “A” 7181 dated December 17, 2020), the Central Bank determined that until March 31, 2021, any operation effected through ATMs would not be subject to any charges or fees.

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

Nevertheless, by virtue of Communication “A” 6680, the Central Bank excluded from the scope of the provisions disclosed by Communication “A” 6680 the credit and/or purchase cards issued to individuals or legal entities that are intended for the payment of purchases with a deferred term or more than one month related to their productive activity, i.e. agricultural o distribution activities.

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as Adjustable Purchase Value Units (Unidades de Valor Adquisitivo Actualizables, or “UVAs”).

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (Unidades de Vivienda or “UVI”)

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits.

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 29, 2021, the value of UVI and UVA are Ps.77.60 and Ps.74.75, respectively.

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

For further information on this topic, please refer to “Item D – Exchange Controls.”

Foreign Currency Lending Capacity

The Regulations on the allocation of deposits in foreign currencies, (including Communication “A” 6428 as amended), establish that the lending capacity from foreign currency deposits, must be applied in the corresponding deposit currency to the following categories:

(b)	pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;

(c)	other financing of exports which have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing;

(d)	financing to producers, processors or goods collectors, provided that:

(i)	they have sale contracts for the sale of their goods to an exporter, with a fixed price or fixed in foreign currency -independently of the currency in which the operation is settled- and in the case of fungible goods with quotation, in foreign currency, normal and customary in local or foreign markets, with wide diffusion and easy access to public knowledge;

(ii)	its main activity is the production, processing and / or collection of fungible goods with quotation, in foreign currency, normal and usual in foreign markets, widely disseminated and easy access to public knowledge, and it is found, in the year prior to the granting of financing, a total billing of these goods for an amount that is reasonably related to that activity and its financing; and also operations aimed to finance service providers directly used in exporting process of goods (such as those provided at port terminals, international loading and unloading services, leasing containers or port warehouses, international freights ). This, provided it is verified that the flow of future income linked to sales to exporters registers a periodicity and magnitude that it is enough for the cancellation of the financing and it is verified, in the year prior to the granting of the financing, a billing to exporters for an amount that is reasonably related to that activity and its financing.

(e)	financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers;

(f)	financing of suppliers of goods and/or services that are part of the production process of fungibles goods with quotation, in foreign currency, normal and usual in local or foreign markets, widely disseminated and easy access to public knowledge, provided they have firm sales contracts for those goods and/or services in foreign currency and/or on said goods;

(g)	financing of investment projects, working capital and/or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even though the total income of the exporting companies does not come from their exports, the financing may be imputed when the cash flow in foreign currency from their exports, is enough for its cancelation;

(h)	financings to commercial portfolio clients and loans granted for consumption or housing purposes-according to the provisions established in the rules on “Classification of debtors,” whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market;

(i)	foreign currency debt securities or financial trust participation certificates including other payment rights specifically recognized on trust agreements whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above and first sentence of (f), or documents in which cash flows in Pesos or foreign currency have been assigned to the trustee, in foreign currency credit agreements, under the terms and conditions set forth in items mentioned before;

(j)	financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

(k)	inter-financing loans;

(l)	Central Bank bills (Letras y Notas) denominated in dollars;

(m)	direct investments abroad by companies that reside in Argentina, that seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of article 1 of Decree No. 589/13 as amended;

(n)	financing of investment projects, including working capital, that allow the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency.

(o)	national treasury bills in foreign currency, up to an amount equivalent to one third of the total of the applications made in accordance with the provisions of this section;

(p)	financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of deposits in foreign currency of the entity;

(q)	financing of foreign importers for the acquisition of goods and / or services produced in the country, either directly or through credit lines to foreign banks; and

(r)	Financing of local residents that are secured by letters of credit (“stand-by letters of credit”) issued by foreign banks or multilateral development banks that comply with the provisions of point 3.1. of regulations on “Credit assessments,” requiring for that purpose an international rating of investment grade risk, to the extent that such letters of credit are unrestricted and that the accreditation of the funds is made immediately at the simple request of the beneficiary entity.

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

Foreign Currency Net Global Position

The foreign currency net global position shall consider all assets, liabilities, commitments and other instruments and transactions through financial intermediation in foreign currency or linked to exchamge rate movement, including cash forward transactions and other derivative contracts, deposits in foreign currency in accounts opened with the Central Bank, gold, position, the Central Bank monetary regulation instruments in foreign currency, subordinated debt in foreign currency and debt instruments in foreign currency.

Forward transactions under master agreements executed in authorized domestic markets paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency. The value of the position in currencies other than U.S. dollars shall be expressed in that currency, at the respective exchange rate published by the Central Bank.

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

As provided by Communication “A” 7093, it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.

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

Credit Ratings

Since November 28, 2014, Communication “A” 5671, as amended by Communication “A” 6558, supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company. Where provisions require certain international ratings, the criteria set forth by Communication “A” 5671 govern.

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

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.14,528,000 to micro-credit institutions and commercial loans of up to Ps.72,640,000 with or without preferred guarantees. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.72,640,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.

At the entity’s option, financing of a commercial nature of up to Ps.72,640,000, whether or not such financing has preferred guarantees, may be grouped together with credits for consumption or housing, in such case they will receive the treatment provided for the latter. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Commercial Loans Classification

The principal criterion used to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank rules, commercial loans are classified as follows:

Classification	Criteria
Performing	Borrowers that demonstrate their ability to comply with their payment obligations. High repayment capacity.

Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.(1)

Subject to special Monitoring/Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

With Special Treatment	Borrowers who are unable to comply with their obligations as agreed with the bank performed their first new agreement in the year and payed at least the first payment.

Classification	Criteria
Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

(1). In March and April 2020, the Central Bank regulatory easing on debtor classifications amid the pandemic added a 60-days grace period (totaling 150 days) before loans are classified as non-performing. In March 25, 2021, through Communication A7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments, maturing since April 1, 2021. Financial entities and other obligated parties must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

Consumer and Housing Loans Classification

The principal criterion used in the assessment of loans in the consumer and housing portfolio is the duration of the default on such loans. Under the Central Bank rules, consumer and housing borrowers are classified as follows:

Classification	Criteria(2)
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

With Special Treatment	Borrowers who are unable to comply with their obligations as agreed with the bank performed their first new agreement in the year and payed at least the first payment.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

(2). In March and April 2020, the Central Bank regulatory easing on debtor classifications amid the pandemic added a 60-days grace period before loans are classified as non-performing and as a result each risk classification criteria added 60 days before a debtor is considered in each of these categories. In March 25, 2021, through Communication A7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments maturing since April 1, 2021. Financial entities and other obligated parties must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

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

In Note 1.11 of our audited consolidated financial statements, provides more detail of how the expected credit loss allowance is measured.

Priority Rights of Depositors

Under Section 49 of the FIL, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the FIL, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

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

The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD,” managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, (Deposit Insurance Corporation, or “SEDESA”). According to Decree No. 1292/96, the shareholders of SEDESA are the government through the Central Bank and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank rules. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication “A” 4271, dated December 30, 2004.

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank.

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

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits, with the exception of those arranged in Pesos at the minimum nominal rate, and they shall also be excluded if these interest rate ceilings are distorted by additional incentives or rewards, and (vi) immobilized balances from deposits and excluded transactions.

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

Government Measures in Response to the Ongoing COVID-19 Pandemic

The Argentine government and the Central Bank issued a series of preventive measures to contain the spread of COVID-19 and mitigate its economic impact. In this regard, on March 19, 2020, the Executive Branch declared a nationwide lockdown from March 20, 2020 through March 31, 2020, which was extended several times until November 6, 2020, when the country shifted towards a “social distancing” phase, instead of a strict lockdown.

In this context, the Central Bank issued a series of Communications within the framework of Decree No. 297/2020, as amended, of the Government of Argentina, by which it determined that: (i) financial institutions shall open to the public only with prior appointment and provide its services remotely; (ii) financial institutions shall restrain the use of enclosed areas to a maximum of 50% of their capacity; (iii) financial institutions shall adopt all necessary measures to secure the sufficient supply of cash in ATMs and the continuity of operations related to cash withdrawals at out-of-bank withdrawal points; and (iv) money exchange houses shall only open for the purchase of foreign currency, the sale of currency of bordering countries and certain arbitrages.

On a different note, by means of Communication “A” 7181, as amended, the Central Bank suspended until June 30, 2021, the distribution of dividends by financial entities. For more information, please see “Argentine Banking Regulations— Requirements applicable to dividend distribution.”

Through Communication “A” 6945, as amended, the Central Bank determined that until March 31, 2021, any operation effected through ATMs will not be subject to any charges or fees.

Moreover, by means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financings policy, applicable only to the eligible clients to be determined in the future by the AFIP.

By virtue of Communication “A” 7025, as amended, the Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020, shall be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43% when the amount financed by such concept is lower than Ps.200,000. Additionally, the unpaid balances of credit card financings due between September 1 and September 30, 2020, shall be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%. For more information, see “Argentine Banking Regulations— Credit Card Interest Rate.”Furthermore, by means of Communication “A” 7181 the Central Bank extended until March 31, 2021, the following provisions: (i) unpaid installments corresponding to maturities of credit assistance not covered by the Law of Credit Cards granted by financial institutions and operating as from April 1, 2020, may only accrue compensatory interest a the contractually stipulated rate; and (ii) the increase of up to 60 days the period of non-payment before a loan is required to be classified as non-performing for levels 1, 2 and 3 pursuant to Central Bank rules on debtor classification and the suspension of the mandatory reclassification of debtors provided in sections 6.6 and 7.3 of such rules. Moreover, it establishes that financial institutions shall provide the means so that in all ATMs operated by them in the country, individuals and legal entities may withdraw, per day and in a single withdrawal, up to Ps.15,000, without any distinction between customers and non-customers, regardless of the type of demand account on which the corresponding transaction is made and of the financial institution and/or ATM network to which it belongs.

Additionally, on March 25, 2020, the Executive Branch issued Decree No. 312/2020, as amended and supplemented from time to time, by means of which both the obligation to close and inhibit checking accounts, as well the imposition of penalties, were suspended until December 31, 2020. Furthermore, Decree No. 319/2020, as amended and supplemented from time to time, established the freezing of mortgage payments if the mortagaged property is the only and permanent residence of the debtor, until January 31, 2021. The Decree also resolved the freezing of mortgage and UVA pledge loans (créditos prendarios) and the suspension of mortgage foreclosures until January 31, 2021. For more information, please see “Item 3.D—Risk Factors—Risks related to the Argentine financial system—Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover.”

Other measures

Classification of Debtors: On March 19, 2020, the Central Bank issued Communication “A” 6938, as amended from time to time, by which new rules regarding the criteria for debtor classification and provisioning are to be adopted until March 31, 2021. These rules provide an additional 60 days period of non-payment before a loan is required to be classified as non-performing, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes. In March 25, 2021, through Communication A7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments, a benefit was not renewed from the due date at the end March 31, 2021. Financial entities and other obligated parties must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

Facilities and Government Guarantees to Finance Payment of Salaries: Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Simultaneously, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs.On March 26, 2020, the Central Bank also issued Communication “A” 6946, by means of which the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 (as amended by Communications “A” 6943, “A” 7006 and “A” 7157) to SMEs and households may be deducted from reserve requirements, considering 130% of its amount when its proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries. These assistances will be provisioned in the financial statements until their cancellation based on the classification of the small and medium-sized company at the time of granting. The amounts of: a) the reduction of the provisions by application of this measure; b) the reduction of the provisions due to the suspension of the application of the expected credit losses criterion for Group B entities; and c) the increase in the RPC due to the positive difference between the provisions according to IFRS and according to the regulatory framework of the Central Bank for Group A entities, must be subtracted from the calculation to determine the distributable profit.

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

Time deposits minimum rate. Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction, Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount, Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction, And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the Ps. 1 million. Since November 13, 2020 Central Bank stated an additional increase on the minimum interest rate to be paid to retail Time Deposits below Ps. 1 million, to 37%, and 34% for the rest of time deposits. For more information, see “Liquidity and Solvency Requirements - Minimum Cash Reserve Requirements - LELIQ global daily position”

Securities-guaranteed transactions prohibition. By means of Communication “A” 6978, the Central Bank forbid financial institutions to guarantee transactions via securities (caución bursátil).

Deposit Insurance System. Pursuant to Communication “A” 6973, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.1,500,000.

Credit line for productive investment of MiPyMEs.

Pursuant to Communication “A” 7140, the Central Bank approved the rules for a “Credit line for productive investment of MiPyMEs” (líneas para el financiamiento productivo) destined to the acquisition of capital goods, and/or the construction of facilities necessary for the production of goods and/or services, and the commercialization of goods and/or services, with a maximum annual nominal rate from 30% to 35%. For these credit line, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits (measured in terms of the monthly average of daily balances as of September 2020) until March 31, 2021.On January 6, 2021, through Communication “A” 7197, the central bank ruled that the 65% amount of credit lines granted to finance working capital needs from SMEs disbursed since October 16, 2020 may be applied to achieve the abovementioned 30% of total origination of the 30% interest rate credit line. On February 25, 2021, through Communication “A” 7227, the central bank increased from 65% to 100% the amount of credit lines granted to fund working capital needs from SMEs disbursed since October 16, 2020 that can be applied to achieve the required origination of the 30% interest rate credit line. In addition, through Communication “A” 7240, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to (i) a minimum quota of 7.5% of the average balance of deposits from private sector as of September 2020, for the 2020 quota, and (ii) a minimum quota of 7.5% of the average balance of deposits from private sector as of March 1, 2021. The 2020 quota was in force between October 16, 2020 and March 31, 2021, whereas the 2021 quota will be in force from April 1, 2021 until September 30, 2021.

Solidary and Extraordinary Contribution. By means of Decree 42/2021 the Government of Argentina regulated the Solidary and Extraordinary Contribution Law, which establishes a one-time extraordinary and mandatory contribution for resident individuals and undivided estates, at the country or abroad, whose total value of assets exceed the amounts specified in the Law.

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

A TM20 denominated in U.S. dollars will also be published for deposits for the same term that are for U.S. dollars 20 million or more.

The information published by the Central Bank is broken down by public vs. private banks, both for operations in Pesos and foreign currencies.

Buenos Aires Deposits of Large Amount Rate (“BADLAR)”

Interest rate paid for time deposits of more than Ps. 1 million, by the average of financial entities. (Buenos Aires Deposits of Large Amount Rate)

The information published by the Central Bank is broken down by total financial system and private banks.

Minimum interest rate on time deposit rates

Pursuant to Communication “A” 5853 (as amended by Communication “A” 5891, among others) the provisions that established minimum interest rates applicable to the term deposits ceased to have effect in respect of any new transactions conducted as from and including such date.

Central Bank Repo Transactions- Interest Rate

In the passive Repo transactions, the bank that carries it out receives financing from the Central Bank. Sell a security for cash and then buy back that security. Interest rate paid by the Central Bank depends on the type of deposit, the currency, the term, the amount, among others.

Financial Institutions with Economic Difficulties

The FIL provides that any financial institution, including a commercial bank, (i) with its solvency impaired, in the judgment of the Central Bank; (ii) recording deficiencies on the minimum cash reserve requirement during the periods established by the Central Bank; (iii) recording repeated failures to comply with the various limits or technical relations established; or (iv) that could not maintain the minimum asset liability required for its particular class, location or characteristics, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a restructuring plan (plan de regularización y saneamiento). The plan must be submitted to the Central Bank on a specified date, no later than thirty (30) calendar days from the date on which a request to that effect is made by the Central Bank. If the institution fails to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such, without prejudice to the application of the penalties provided for in the aforementioned law.

The Central Bank may appoint overseers with veto power, require the provision of guarantees and limit or forbid the distribution or remittance of profits, temporarily admit exceptions to the relevant limits and technical relations, exempt or defer the payment of charges and/or fines as provided by the Financial Institutions Law.

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

Revocation of the License to Operate as a Financial Institution

The Central Bank may revoke the license to operate as a financial institution (a) at the request of the legal or statutory authorities of the institution; (b) in the cases contemplated by the Argentine Civil and Commerce Code or in the laws governing its existence as a legal entity; (c) when, to the judgment of the Central Bank, the affections to the solvency and/or liquidity of the institution cannot be solved through a regularization and sanitation program; (d) in the rest of the cases provided by the FIL.

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

Fintech regulations

The Central Bank has recently issued Communications “A” 6885 (as amended and restated by Communication “A” 7175), by means of which it began to regulate certain aspects of Fintech operations. Through these communications, it defined Payment Service Provider (“PSP”) as those non-financial entities in retail payments, performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments.

On January 30, 2020, the Central Bank issued Communication “A” 6885, by means of which it consolidated the rules for the operation of PSPs and established a specific registry for them. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the FIL, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime. Shareholdings acquired on stock exchanges that do not reach the threshold of 20% of the capital or voting rights are exempt from the provisions of point (iii).

Regarding the registry, Communication “A” 6885 commands that all PSPs that offer payment account must register with the “Registry of Payment Service Providers that Offer Payment Accounts.” Additionally, all PSPs shall comply with a reporting regime to be further regulated by the Central Bank.

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

Gender Parity Requirements

On September 3, 2020, by means of Communication “A” 7100, the Central Bank amended the rules on “Guidelines for Corporate in Financial Institutions” (Lineamientos para el gobiernos societario en entidades financieras) to include a requirement of gender parity.

By virtue of such Communication, the Central Bank suggested to financial institutions to consider the progressive incorporation of women on new appointments and/or renewals, until gender parity is achieved. In this regard, the Central Bank defined gender parity as the guideline that aims at equalizing the participation of men and women in labor decision-making spaces, ensuring the right to equal opportunities and non-discrimination on the bases of gender.

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

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/ CFT Law”), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), criminalizing money laundering, creating and designating the UIF as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

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

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

(i)	If the amount of the operation exceeds Ps.300,000, imprisonment for a term of three (3) to ten (10) years and fines of two to ten times the amount of the operation shall be imposed. This penalty will be increased by one third of the maximum and half of the minimum, when:

(a)	the person performs the act on an habitual basis or as a member of an illicit association constituted for the continuous commission of acts of this nature;

(b)	the person is a public official who committed the act in the exercise or on the occasion of his/her functions. In this case, he/she shall also be subject to a penalty of special disqualification of three to ten years. The same penalty shall be imposed to anyone who has acted in the exercise of a profession or occupation requiring special qualification.

(ii)	Anyone who receives money or other property from a criminal offense for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment for a term of six (6) months to three (3) years.

(iii)	If the value of the goods does not exceed Ps. 300,000, the penalty shall be imprisonment for a term of six months to three years.

(b)	Penalties for legal persons

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

(iv)	government organizations such as the Central Bank, the Federal Public Revenue Administration (“AFIP,” as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN,” as per its acronym in Spanish), the CNV and the IGJ; and

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

Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

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

CNV Regulations

The CNV Rules stipulate, among other provisions, that the reporting subjects under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF.

Similarly, they establish the payment modalities and control procedures for the reception and delivery of funds from and to clients.

Central Bank Rules

Pursuant to Communication “A” 6399 of the Central Bank, as amended and supplemented, including without limitation, by Communication “A” 6709, Reporting Subjects must keep - for a period of 10 years - written records of the procedure applied in each case for the discontinuation of a client’s operations. Among these records, they shall keep a copy of any notification sent to the customer requesting further information and/or documentation, the corresponding notices of receipt and the documents identifying the officials who took part in the decision, in accordance with the respective procedural manuals.

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

Corporate Criminal Liability Law

The Corporate Criminal Liability Law No. 27,401 sets forth a criminal liability regime applicable to legal entities involved in certain corruption offenses directly or indirectly committed in their name, on their behalf or in their interest and from which a benefit may arise. The individual offenders may be employees or third parties — even unauthorized third parties, provided that the company ratified the act, even tacitly.

Item 4.C	Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Banco Supervielle S.A.	Argentina	Supervielle
Cordial Compañía Financiera S.A. (renamed as IUDÚ Compañia Financiera S.A. with registration pending)	Argentina	Walmart Servicios Financieros Servicios Financieros Pesos Ya, IUDÚ
Tarjeta Automática S.A.	Argentina	Carta Automática Pesos Ya
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Sofital S.A.F. e I.I.	Argentina	N/A
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	InvertirOnline
InvertirOnline.com Argentina S.A.U.	Argentina	InvertirOnline
Supervielle Productores Asesores de Seguros S.A.	Argentina	N/A
Futuros del Sur S.A. (in the process of being renamed Supervielle Agent de Negociacion S.A.U.)	Argentina	N/A
Bolsillo Digital S.A.U.	Argentina	N/A
Easy Casa de Cambio S.A,	Argentina	N/A

Item 4.D	Property, plants and equipment

The Bank owns 7,854 square meters of office space at Reconquista 330 and at San Martin 344 in Buenos Aires and Mendoza, for management, administrative and other commercial purposes and for central area personnel. The Bank also owns 15,046 square meters for retail branch properties in Mendoza, Córdoba, San Luis and Buenos Aires 631 square meters of land in the City of San Luis.

Supervielle Seguros owns 1,954 square meters of office space located at Reconquista 330 in Buenos Aires.

The rest of our administrative buildings and offices (including our headquarters), branches, sales and collection centers and storage properties are leased pursuant to arm’s length agreements.

We sublease from the Bank the offices where our headquarters are located at Bartolomé Mitre 434, City of Buenos Aires.

Selected Statistical Information

You should read this information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5.A Operating Results” included elsewhere in this annual report. We prepared this information from our financial statements, which are prepared in conformity with IFRS. For further information, see Notes 1.1 and 2 to our audited consolidated financial statements.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	14,065,519	6,519,284	46.3%	15,420,527	2,690,992	17.5%	17,298,975	5,646,651	32.6%
Pesos	13,003,292	5,347,276	41.1%	9,671,162	4,087,735	42.3%	9,581,398	2,312,125	24.1%
Dollars	1,062,227	1,172,008	110.3%	5,749,365	(1,396,743)	-24.3%	7,717,577	3,334,526	43.2%
Securities Issued by the Central Bank	47,584,764	17,864,302	37.5%	41,141,175	25,478,678	61.9%	31,310,188	12,934,405	41.3%
Pesos	47,584,764	17,864,302	37.5%	41,141,175	25,478,678	61.9%	31,310,188	12,934,405	41.3%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%

	Year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Total Investment Portfolio	61,650,283	24,383,587	39.6%	56,561,702	28,169,670	49.8%	48,609,163	18,581,056	38.2%
Pesos	60,588,056	23,211,578	38.3%	50,812,337	29,566,413	58.2%	40,891,586	15,246,530	37.3%
Dollars	1,062,227	1,172,009	110.3%	5,749,365	-1,396,743	-24.3%	7,717,577	3,334,526	43.2%
Loans
Loans to the Financial Sector	210,337	55,079	26.2%	756,381	258,444	34.2%	1,908,745	517,405	27.1%
Pesos	169,972	52,551	30.9%	663,560	249,330	37.6%	1,906,925	517,402	27.1%
Dollars	40,365	2,528	6.3%	92,821	9,114	9.8%	1,820	3	0.1%
Overdrafts	6,633,775	2,678,469	40.4%	9,537,781	6,217,172	65.2%	14,336,208	6,807,778	47.5%
Pesos	6,633,427	2,678,469	40.4%	9,536,568	6,217,172	65.2%	14,335,383	6,807,778	47.5%
Dollars	348	—	0.0%	1,213	—	0.0%	825	—	0.0%
Promissory notes	14,838,492	6,226,382	42.0%	12,720,435	8,002,945	62.9%	23,025,238	8,539,123	37.1%
Pesos	14,558,215	6,200,225	42.6%	11,412,336	7,892,654	69.2%	21,174,772	8,445,396	39.9%
Dollars	280,277	26,157	9.3%	1,308,099	110,291	8.4%	1,850,466	93,727	5.1%
Mortgage loans	10,646,858	3,994,607	37.5%	11,186,422	5,148,348	46.0%	10,088,261	4,123,314	40.9%
Pesos	10,646,858	3,994,607	37.5%	11,186,422	5,148,348	46.0%	10,088,261	4,123,314	40.9%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Automobile and Other Secured Loans	1,591,768	738,403	46.4%	2,513,711	943,454	37.5%	4,113,190	1,030,844	25.1%
Pesos	1,591,768	738,403	46.4%	2,513,711	943,454	37.5%	4,113,190	1,030,844	25.1%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Personal Loans	21,244,137	14,173,544	66.7%	31,223,272	17,584,460	56.3%	53,574,163	22,887,135	42.7%
Pesos	21,244,137	14,173,544	66.7%	31,223,272	17,584,460	56.3%	53,574,163	22,887,135	42.7%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Corporate Unsecured Loans	17,479,098	5,981,812	34.2%	14,778,530	8,360,682	56.6%	18,789,319	6,322,241	33.6%
Pesos	17,479,098	5,981,812	34.2%	14,778,530	8,360,682	56.6%	18,789,319	6,322,241	33.6%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Credit Card Loans	16,077,757	3,818,628	23.8%	16,664,402	6,555,201	39.3%	23,149,022	7,147,139	30.9%
Pesos	15,851,660	3,818,598	24.1%	15,976,411	6,554,938	41.0%	22,400,293	7,147,027	31.9%
Dollars	226,097	30	0.0%	687,991	263	0.0%	748,729	112	0.0%
Receivables from Financial Leases	3,686,050	704,408	19.1%	6,043,733	1,537,851	25.4%	8,578,770	1,929,148	22.5%
Pesos	1,570,351	530,528	33.8%	3,383,514	1,328,411	39.3%	6,366,391	1,745,122	27.4%
Dollars	2,115,699	173,880	8.2%	2,660,219	209,440	7.9%	2,212,379	184,026	8.3%
Total Loans excl. Foreign trade and U.S.$.loans	92,408,272	38,371,333	41.5%	105,424,667	54,608,557	51.8%	157,562,916	59,304,127	37.6%
Pesos	89,745,486	38,168,738	42.5%	100,674,324	54,279,449	53.9%	152,748,697	59,026,259	38.6%
Dollars	2,662,786	202,595	7.6%	4,750,343	329,108	6.9%	4,814,219	277,868	5.8%
Foreign Trade Loans and U.S.$.loans	20,168,862	1,453,129	7.2%	34,697,331	2,356,094	6.8%	45,057,190	2,448,435	5.4%
Pesos	—	—	0.0%	—	—	0.0%	—	—	0.0%
Dollars	20,168,862	1,453,129	7.2%	34,697,331	2,356,094	6.8%	45,057,190	2,448,435	5.4%
Total Loans	112,577,134	39,824,462	35.4%	140,121,996	56,964,650	40.7%	202,620,106	61,752,562	30.5%
Pesos	89,745,486	38,168,738	42.5%	100,674,324	54,279,450	53.9%	152,748,698	59,026,259	38.6%
Dollars	22,831,648	1,655,724	7.3%	39,447,672	2,685,200	6.8%	49,871,408	2,726,303	5.5%
Repo transactions	16,983,342	4,345,360	25.6%	1,336,898	812,483	60.8%	343,295	106,665	31.1%
Pesos	16,983,342	4,345,360	25.6%	1,336,898	812,483	60.8%	343,295	106,665	29.1%
Dollars	—	—	0.0%	—	—	0.0%	—	—	0.0%
Total Interest-Earning Assets	191,210,759	68,553,409	35.9%	198,020,596	85,946,803	43.4%	251,572,564	80,440,283	32.0%
Pesos	167,316,884	65,725,677	39.3%	152,823,559	84,658,346	55.4%	193,983,579	74,372,729	38.3%
Dollars	23,893,875	2,827,732	11.8%	45,197,037	1,288,457	2.9%	57,588,985	6,067,555	10.5%
Non Interest-Earning Assets
Cash and due from banks	40,910,473			54,570,757			57,845,323
Pesos	21,105,609			26,072,400			31,455,373
Dollars	19,804,864			28,498,357			26,389,950
Unlisted equity investments	—			54			—
Pesos	—			—			—
Dollars	—			54			—
Premises and equipment and miscellaneous and intangible assets and unallocated items	16,025,586			10,944,181			7,864,232
Pesos	16,025,586			10,944,181			7,864,232
Dollars	—			—			—
Allowance for loan losses	(8,608,629)			(8,646,608)			(11,231,884)
Pesos	(7,304,691)			(7,409,734)			(10,631,700)
Dollars	(1,303,938)			(1,236,874)			(600,184)
Other assets	16,818,132			17,737,722			19,567,229
Pesos	15,327,665			15,537,411			17,365,406
Dollars	1,490,467			2,200,311			2,201,823

	Year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Total Non Interest-Earning Assets	65,145,562			74,606,106			74,044,900
Pesos	45,154,169			45,144,258			46,053,310
Dollars	19,991,393			29,461,848			27,991,590
Total Assets	256,356,321			272,626,702			325,617,464
Pesos	212,471,053			197,967,817			240,036,889
Dollars	43,885,268			74,658,885			85,580,575

	Year ended December 31,
	2020			2019			2018
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate

	(in thousands of Pesos)
LIABILITIES
Interest-Bearing Liabilities
Special Checking Accounts	40,167,184	6,325,123	15.7%	34,264,473	8,182,612	23.9%	46,333,913	10,655,607	23.0%
Pesos	31,600,583	6,301,439	19.9%	20,274,728	8,132,562	40.1%	35,382,052	10,612,368	30.0%
Dollars	8,566,601	23,684	0.3%	13,989,745	50,050	0.4%	10,951,861	43,239	0.4%
Time Deposits	71,509,506	19,574,998	27.4%	63,863,152	27,030,920	42.3%	58,737,757	13,602,673	23.2%
Pesos	66,111,639	19,496,600	29.5%	55,979,526	26,926,870	48.1%	49,386,677	13,487,119	27.3%
Dollars	5,397,867	78,398	1.5%	7,883,626	104,050	1.3%	9,351,080	115,554	1.2%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	15,418,939	2,386,793	15.5%	29,484,398	10,845,924	36.8%	50,509,247	11,482,209	22.7%
Pesos	5,698,909	1,946,980	34.2%	18,602,268	10,268,598	55.2%	36,698,752	10,946,102	29.8%
Dollars	9,720,030	439,813	4.5%	10,882,130	577,326	5.3%	13,810,495	536,107	3.9%
Subordinated Loans and Negotiable Obligations	2,127,211	142,010	6.7%	3,000,495	186,086	6.2%	2,854,918	181,802	6.4%
Pesos	—	—	0.0%	—	—	0.0%	—	—	0.0%
Dollars	2,127,211	142,010	6.7%	3,000,495	186,086	6.2%	2,854,918	181,802	6.4%
Total Interest-Bearing Liabilities	129,222,840	28,428,924	22.0%	130,612,518	46,245,542	35.4%	158,435,835	35,922,291	22.7%
Pesos	103,411,131	27,745,019	26.8%	94,856,522	45,328,030	47.8%	121,467,481	35,045,589	28.9%
Dollars	25,811,709	683,905	2.6%	35,755,996	917,512	2.6%	36,968,354	876,702	2.4%
Low and Non-Interest Bearing Deposits	106,950,133			110,738,381			140,552,268
Savings Accounts	39,485,774	41,579	0.1%	43,817,323	88,960	0.2%	53,812,473	86,501	0.2%
Pesos	27,852,328	38,450	0.1%	22,705,198	82,889	0.4%	29,910,562	80,166	0.3%
Dollars	11,633,446	3,129	0.0%	21,112,125	6,071	0.0%	23,901,911	6,335	0.0%
Checking Accounts	27,297,175			32,656,585			40,405,883
Pesos	25,448,014			20,570,858			23,569,617
Dollars	1,849,161			12,085,727			16,836,266
Other Liabilities	25,792,498			33,431,814			33,313,021
Pesos	22,563,103			26,990,818			29,969,221
Dollars	3,229,395			6,440,996			3,343,800
Non-Controlling Interest Result	157,192			316,768			586,673
Pesos	157,192			316,768			586,673
Dollars	-			-			-
Stockholders’ equity	34,400,841			31,791,694			39,063,579
Pesos	34,400,841			31,791,694			39,063,579
Dollars	-			-			-
Total Low and Non-Interest Bearing Deposits	127,133,480			142,014,184			167,181,629
Pesos	110,421,478			102,375,336			123,099,652
Dollars	16,712,002			39,638,848			44,081,977
Total Liabilities and Stockholders’ equity	256,356,320			272,626,702			325,617,464
Pesos	213,832,609			197,231,858			244,567,133
Dollars	42,523,711			75,394,844			81,050,331

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2020 compared to the year ended December 31, 2019, and for the year ended December 31, 2019 compared to the year ended December 31, 2018. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2020, 2019 and 2018 under IFRS.

	Year ended December 31,
	2020/2019			2019/2018

	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	(3,801,298)	7,629,591	3,828,293	516,096	(3,471,756)	(2,955,660)
Pesos	1,370,254	(110,714)	1,259,541	37,941	1,737,670	1,775,611
Dollars	(5,171,553)	7,740,305	2,568,752	478,155	(5,209,425)	(4,731,271)
Securities Issued by the Central Bank	2,419,056	(10,033,432)	(7,614,376)	6,088,318	6,455,955	12,544,272
Pesos	2,419,056	(10,033,432)	(7,614,376)	6,088,318	6,455,955	12,544,272
Dollars	-	-	-	-	-	-
Total Investment Portfolio	(1,382,242)	(2,403,841)	(3,786,083)	6,604,414	2,984,199	9,588,613
Pesos	3,789,311	(10,144,146)	(6,354,835)	6,126,259	8,193,624	14,319,883
Dollars	(5,171,553)	7,740,305	2,568,752	478,155	(5,209,425)	(4,731,271)
Loans
Loans to the Financial Sector	(155,889)	(47,476)	(203,365)	(458,256)	199,294	(258,961)
Pesos	(152,603)	(44,176)	(196,780)	(467,190)	199,118	(268,072)
Dollars	(3,285)	(3,300)	(6,585)	8,935	176	9,111
Overdrafts	(1,172,241)	(2,366,462)	(3,538,702)	(3,128,490)	2,537,884	(590,606)
Pesos	(1,172,241)	(2,366,462)	(3,538,702)	(3,128,490)	2,537,884	(590,606)
Dollars	-	-	-	-	-	-
Promissory Notes	1,243,882	(3,020,444)	(1,776,562)	(6,797,329)	6,261,151	(536,178)
Pesos	1,339,804	(3,032,233)	(1,692,429)	(6,751,601)	6,198,859	(552,741)
Dollars	(95,922)	11,789	(84,133)	(45,729)	62,292	16,563
Mortgage loans	(202,439)	(951,302)	(1,153,742)	505,408	519,625	1,025,034
Pesos	(202,439)	(951,302)	(1,153,742)	505,408	519,625	1,025,034
Dollars	-	-	-	-	-	-
Automobile and Other Secured Loans	(427,679)	222,628	(205,051)	(600,322)	512,931	(87,390)
Pesos	(427,679)	222,628	(205,051)	(600,322)	512,931	(87,390)
Dollars	-	-	-	-	-	-
Personal Loans	(6,657,824)	3,246,908	(3,410,916)	(12,587,673)	7,284,999	(5,302,674)
Pesos	(6,657,824)	3,246,908	(3,410,916)	(12,587,673)	7,284,999	(5,302,674)
Dollars	-	-	-	-	-	-
Corporate Unsecured Loans	924,206	(3,303,076)	(2,378,870)	(2,269,030)	4,307,471	2,038,441
Pesos	924,206	(3,303,076)	(2,378,870)	(2,269,030)	4,307,471	2,038,441
Dollars	-	-	-	-	-	-
Credit Card Loans	(30,113)	(2,706,459)	(2,736,572)	(2,635,668)	2,043,730	(591,938)
Pesos	(30,052)	(2,706,287)	(2,736,340)	(2,635,645)	2,043,556	(592,089)
Dollars	(61)	(171)	(233)	(23)	174	151
Receivables from Financial Leases	(657,311)	(176,132)	(833,443)	(1,135,857)	744,560	(391,297)
Pesos	(612,560)	(185,323)	(797,883)	(1,171,116)	754,404	(416,711)
Dollars	(44,752)	9,192	(35,560)	35,259	(9,844)	25,415
Total Loans excl. Foreign trade and U.S.$.loans	(7,135,408)	(9,101,816)	(16,237,223)	(29,107,217)	24,411,647	(4,695,570)
Pesos	(6,991,387)	(9,119,325)	(16,110,712)	(29,105,658)	24,358,848	(4,746,810)
Dollars	(144,020)	17,509	(126,511)	(1,559)	52,798	51,239
Foreign Trade Loans and U.S.$.loans	(1,046,749)	143,785	(902,965)	(703,478)	611,136	(92,341)
Pesos	-	-	-	-	-	-
Dollars	(1,046,749)	143,785	(902,965)	(703,478)	611,136	(92,341)
Total Loans	(8,182,157)	(8,958,031)	(17,140,188)	(29,810,695)	25,022,783	(4,787,912)
Pesos	(6,991,387)	(9,119,325)	(16,110,712)	(29,105,658)	24,358,848	(4,746,810)

	Year ended December 31,
	2020/2019			2019/2018

	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
Dollars	(1,190,770)	161,294	(1,029,476)	(705,037)	663,934	(41,102)
Repo transactions	4,003,302	(470,424)	3,532,878	603,850	108,694	712,543
Pesos	4,003,302	(470,424)	3,532,878	603,850	108,694	712,543
Dollars	-	-	-	-	-	-
Total Interest-Earning Assets	(4,178,855)	(9,428,455)	(13,607,310)	(29,206,845)	25,131,477	(4,075,368)
Pesos	(2,988,086)	(9,589,749)	(12,577,834)	(28,501,808)	24,467,542	(4,034,266)
Dollars	(1,190,770)	161,294	(1,029,476)	(705,037)	663,934	(41,102)
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	2,243,484	(4,100,972)	(1,857,489)	(6,048,955)	3,575,960	(2,472,995)
Pesos	2,258,477	(4,089,600)	(1,831,123)	(6,059,823)	3,580,017	(2,479,806)
Dollars	(14,993)	(11,372)	(26,365)	10,868	(4,057)	6,811
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	2,951,900	(10,407,822)	(7,455,922)	3,151,877	10,276,370	13,428,247
Pesos	2,988,003	(10,418,272)	(7,430,270)	3,171,245	10,268,506	13,439,751
Dollars	(36,103)	10,450	(25,653)	(19,368)	7,864	(11,504)
Subordinated Loans and Negotiable Obligations	(4,460,896)	(3,998,235)	(8,459,130)	(10,144,757)	9,508,472	(636,286)
Pesos	(4,408,313)	(3,913,306)	(8,321,619)	(9,989,400)	9,311,897	(677,504)
Dollars	(52,583)	(84,929)	(137,512)	(155,357)	196,575	41,218
Total Interest-Bearing Liabilities	734,488	(18,507,029)	(17,772,542)	(13,041,836)	23,360,802	10,318,966
Pesos	838,167	(18,421,179)	(17,583,012)	(12,877,979)	23,160,420	10,282,441
Dollars	(103,679)	(85,851)	(189,530)	(163,857)	200,382	36,525
Low and Non-Interest Bearing Deposits
Special Checking Accounts	4,556	(51,937)	(47,381)	(27,107)	29,565	2,459
Pesos	7,106	(51,545)	(44,439)	(26,304)	29,027	2,723
Dollars	(2,549)	(392)	(2,942)	(802)	538	(264)

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2020	2019	2018

	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	167,316,884	152,823,559	193,983,579
Dollars	23,893,875	45,197,037	57,588,985
Total	191,210,759	198,020,596	251,572,564
Net interest earned
Pesos	37,942,208	39,247,426	39,246,974
Dollars	2,140,699	364,875	5,177,793
Total	40,082,907	39,612,301	44,424,767
Net Interest Margin
Pesos	22.7%	25.7%	20.2%
Dollars	9.0%	0.8%	9.0%
Weighted average yield(3)	21.0%	20.0%	17.7%
Yield Spread
Pesos	18.1%	16.8%	15.1%
Dollars	10.0%	1.2%	9.1%
Weighted interest spread(4)	19.0%	16.8%	15.0%

	Year ended December 31,
	2020	2019	2018
Gross Yield
Pesos	39.3%	55.4%	38.3%
Dollars	11.8%	2.9%	10.5%

(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government, the Central Bank, and other public sector and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities, as of December 31, 2020 and 2019 by type and currency of denomination.

	12/31/2020	12/31/2019
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Debt securities in Pesos maturity May 21, 2021	2,779,504	-
Treasury bonds in dollars maturity November 11, 2021	789,538	-
Treasy bonds maturity April 29, 2022	774,667	-
Debt securities in Pesos maturity January 29, 2021	476,999	-
Argentine sovereign bonds in Pesos maturity April 3, 2022	474,334	-
Treasury bonds maturity 2026	397,557	-
Treasury bonds maturity October 17, 2023	361,028	-
Treasury bonds in Pesos 1.5% March 25, 2024	332,965	-
Treasury bonds in Pesos 1.4% March 25, 2023	292,883	-
Debt securities maturity March 31, 2021	265,125	-
Treasury bonds in dollars 4% maturity August 5, 2021	429,244	-
Treasury bonds 2.5% maturity July 22, 2021	5,407	-
Debt securities in Pesos 8 serie (PR15)	4,447	-
Debt securities maturity September 13, 2019	-	215,497
Debt securities maturity November 15, 2019	-	171,963
Cupón Lecap S30G9 60% $ maturity February 26, 2020	-	30,848
Treasury bond in Pesos maturity June 21, 2020	-	10,518
Argentine sovereign bonds in dollars 5,625% maturity 2022 (A2E2)	-	5,375
Argentine sovereign bonds in dollars 8% 2020 (AO20)	-	6,077
Argentine sovereign bonds in dollars 8.75% 2024 (AY24)	-	10,972
Bono Discount in Pesos maturity 2033 (DICP)		2,899
Argentine sovereign bonds in Pesos 2.5% maturity July 22, 2021 (TC21)	-	20,406
Boncer 2020 (TC20)	-	18,368
T.D. Pcia de Buenos Aires in Pesos maturity April 12, 2025 (PBA25)	-	11,018
Bocon consolidation bond in Pesos 8 serie (PR15)	-	25,644
Others	1,480,942	113,096
		-
Securities issued by the Central Bank		-
Liquidity Central Bank bills maturity January 7, 2021	298,179	-
Liquidity Central Bank bills maturity January 26, 2021	292,413	-
Liquidity Central Bank bills maturity December 31, 2021	15,000	-

Corporate Securities
On Ypf S.A. in Pesos maturity January 24, 2021	167,276	-
On Telecom in Pesos maturity December 10, 2023	162,500	-
On Telecom in Pesos maturity December 10, 2021	71,895	-

	12/31/2020	12/31/2019
On Quickfood Clase 9 maturity November 24, 2022	-	1,464
Others	-	129,817

Total debt securities at fair value through profit or loss	9,871,903	773,962
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Government securities
Treasury bonds in dollars maturity April 29, 2022	4,800,600	-
Treasury bonds in Pesos maturity March 25, 2024	526,331	-
Treasury bonds in Pesos maturity March 25, 2023	313,172	-
Treasury bonds in Pesos maturity March 18, 2022	250,000	-
Treasury bonds in Pesos maturity September 20, 2022	126,689	-
Treasury bonds maturity August 5, 2021	103,747	-
Treasury bonds maturity BONCER 2% 2026	100,395	-
Treasury bonds in Pesos 1.5% March 25, 2024	68,607	-
Treasury bonds in Pesos August 5, 2021	63,623	-
Treasury bonds T2V1	129,325	-
Treasury bonds TV22	218,126	-
Debt securities in Pesos maturity May 21, 2021	32,395	-

Securities issued by the Central Bank
Liquidity Central Bank bills maturity January 19, 2021	9,806,030	-
Liquidity Central Bank bills maturity January 5, 2021	3,979,284	-
Liquidity Central Bank bills maturity January 21, 2021	3,914,420	-
Liquidity Central Bank bills maturity January 7, 2021	3,673,231	-
Liquidity Central Bank bills maturity January 26, 2021	3,407,758	-
Liquidity Central Bank bills maturity January 28, 2021	3,400,862	-
Liquidity Central Bank bills maturity January 7, 2020		7,400,401
Liquidity Central Bank bills maturity January 8, 2020		1,249,822
Liquidity Central Bank bills maturity January 3, 2020		739,603
Liquidity Central Bank bills maturity January 6, 2020		339,021
Liquidity Central Bank bills maturity January 2, 2020		33,983

Corporate Securities
Others	32	44

Measure at amortized cost
LOCAL
Public bonds
Treasury bonds in Pesos maturity May 21, 2022	5,584,160	-
Treasury bonds in Pesos maturity April 3, 2022	253,422	-
Treasury bonds in Pesos T2V1	104,196	-
Treasury bonds maturity November 21, 2020	-	4,206,973
Others	-	261,063

Securities issued by the Central Bank
Others	-	-

Corporate bonds
Others	3,571	7,429
Total other debt securities	40,859,976	14,238,339
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
Grupo Financiero Galicia SA	74,881	7,891
Pampa Energía S.A.	8,286	-
Loma Negra S.A.	3,179	-
Otros	785	-

	12/31/2020		12/31/2019
Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	29,197	(1)	11,957

Total investments in equity instruments	116,328		19,848
Total	50,848,207		15,032,149

(1)  Includes an equity investment in Play Digital SA. of Ps. Thousands 19,954. The Company owns 3.487% of the shares of Play Digital S.A. Play Digital S.A. is a company fully owned by most banks operating in Argentina. It developed and launched MODO in late 2020 as a way to send and receive money with people you know, using their mobile phone numbers as ID without the need for a CBU (uniform banking key), alias account number or CVU (uniform virtual key). In the beggining of 2021 also added a Peer to Merchant solution for payments through a QR code. MODO is a standalone app or it can be embedded in the banking apps and intends to become a strong player in the digital payment segment.

The following table sets out the weighted average yield for each range of maturities, to debt securities that are not held at fair value:

	Grupo Supervielle S.A.
	As of December 31, 2020
Debt securities that are not held at fair value	Within 1 year	After 1 year through 5 years	After 5 year through 10 years	After 10 years	Total
Weighted average yield	30.8%	(18.5)%	-	-	(17.7)%

The weighted average yield was calculated as the sum of each bond’s returns divided by the sum of each bond’s average holding considering their remaining maturity.

The following table sets out the aggregate book value of securities from a single issuer that exceeds 10% of Grupo Supervielle Shareholder´s Equity:

Single Issuer	12/31/2020	%Shareholder´s Equity
Argentine government	21,194,737	59%
Central Bank	28,787,177	81%
	49,981,914

Loans and other Financing

Our loan and other financing portfolio are included in Note 26. Loans and The Other Financing of our audited consolidated financial statements.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2020 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

		Grupo Supervielle S.A.
		Maturing as of December 31, 2020
	Within 1 year	After 1 year through 5 years	After 5 year through 15 years	After 15 years	Total

		(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	12,631	10,899	—	—	23,530
To the financial sector	12,062	—	—	—	12,062
To the non-financial private sector and foreign residents:
Overdrafts	2,494,262	—	—	—	2,494,262
Promissory notes	27,798,404	2,103,495	1,470,899	—	31,372,798
Mortgage loans	1,458,636	341,445	1,216,141	7,396,497	10,412,719
Automobile and other secured loans	980,672	797,284	—	—	1,777,956
Personal loans	4,271,810	15,122,254	453,249	93	19,847,406
Credit card loans	19,091,874	2,206	—	—	19,094,080
Foreign trade loans and U.S. dollar loans	1,808,630	7,164,744	884,935	—	9,858,309
Others	14,838,916	1,179,779	16,973	—	16,035,668
Receivables from financial leases	1,331,896	1,552,995	6,219	—	2,891,110
Total loans and other financing	74,099,793	28,275,101	4,048,416	7,396,590	113,819,900

Interest Rate Sensitivity

The following table analyzes the amount of our loan and other financing portfolio due after one year at fixed and variable interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Amount due after one year at
	Fixed interest rate	Variable interest rate	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	—	10.899	10.899
To the financial sector	—	—	—
To the non-financial private sector and foreign residents:
Overdrafts
Promissory notes	2,654,185	920,209	3,574,394
Mortgage loans	5,746,791	3,207,292	8,954,083
Automobile and other secured loans	616,052	181,232	797,284
Personal loans	15,563,159	12.437	15,575,596
Credit card loans	2,206	—	2,206
Foreign trade loans and U.S. dollar loans	8,049,679	—	8,049,679
Others	1,196,752	—	1,196,752
Receivables from financial leases	1,231,356	327,858	1,559,214
Total loans and other financing	35,060,180	4,659,927	39,720,107

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated. The past due loans listed in the table below include loans of the Bank, Tarjeta, Espacio Cordial, CCF and MILA past due more than 90 days.

	Grupo Supervielle S.A.
	Year ended December 31,
	2020	2019
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	279,875	1,561,082
Promissory notes	145,140	335,371
Mortgage loans	517,280	1,017,494
Automobile and other secured loans	182,886	41,376
Personal loans	165,187	1,495,352
Credit card loans	149,913	736,149
Foreign trade loans	1,812,301	3,157,785
Other loans	513,524	878,013
Receivables from financial leases	95,994	366,414
Total Past Due Loans and other financing	3,862,100	9,589,036
Past Due Financings
With Preferred Guarantees	2,280,213	3,393,969
Without Guarantees	1,581,887	6,195,067
Total Past Due Financings	3,862,100	9,589,036

Analysis of the Allowance for Loan Losses

The analysis of the allowances for loan losses are included in Note 1.11 and 26 of our audited consolidated financial statements. See ” Item 5.A Operating Results—Critical Accounting Policies—Allowances for Loan Losses”.

The following table analyses the ratio of allowances for loans losses to total loans:

	Grupo Supervielle S.A.
	Year ended December 31,
	2020	2019
Allowances for loan losses	8,424,714	9,192,129
Loans and other financing	113,819,900	129,009,477
Allowances as a percentage of Loans	7.40%	7.13%

The following table analyzes the ratio of net charge-offs to average loans, disclosed by loan category.

	Grupo Supervielle S.A.
	As of December 31,
	2020			2019
	Average	Write-offs and reversals	Net Charge- offs/average loans	Average	Write-offs and reversals	Net Charge- offs/average loans
Loans:
Promissory notes	14,838,492	(162,941)	(1.10)%	12,720,435	(211,120)	(1.66)%
Unsecured corporate loans	17,479,098	(859,602)	(4.92)%	14,778,530	(499,400)	(3.38)%
Overdrafts	6,633,775	(1,367,271)	(20.61)%	9,537,781	(153,128)	(1.61)%
Mortgage loans	10,646,858	(696,219)	(6.54)%	11,186,422	-	-
Automobile and other secured loans	1,591,768	(138,895)	(8.73)%	2,513,711	(288,416)	(11.47)%
Personal loans	21,244,137	(1,756,618)	(8.27)%	31,223,272	(3,506,136)	(11.23)%
Credit card loans	16,077,757	(1,043,963)	(6.49)%	16,664,402	(1,233,452)	(7.40)%
Foreign Trade Loans	20,168,862	(253,669)	(1.26)%	34,697,331	(906,628)	(2.61)%
Loans to the Financial Sector	210,337	-	-	756,381	-	-
Receivables from financial leases	3,686,050	(98,666)	(2.68)%	6,043,733	(48,365)	(0.8)%
Total	112,577,134	(6,377,843)	(5.67)%	140,121,996	(6,846,644)	(4.89)%

Allocation of the Allowance for Loan Losses and Other Financing

The allocation of allowances for loan and other financing losses by category of loans are included in Note 1.11 and 26 of our audited consolidated financial statements. See “Item 5.A Operating Results—Critical Accounting Policies—Allowances for Loan Losses”.

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2020 and 2019.

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Oils and oilseeds	301,306	0.3%	369,929	0.3%
Agriculture, crops and fruit	8,653,540	7.6%	4,630,592	3.6%
Manufactured foodstuff, cattle beef	5,964,922	5.2%	3,828,409	3.0%
Household items, sales / Trading	55,153	0.0%	260,500	0.2%
Automotive vehicles and car parts	1,867,051	1.6%	2,183,272	1.7%
Sugar	800,801	0.7%	937,725	0.7%
Foreign and local banks	6,993	0.0%	17,431	0.0%

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Alcoholic beverages	153,474	0.1%	188,613	0.1%
Civil construction	2,882,721	2.5%	7,737,737	6.0%
Road works and specialized construction	3,050,097	2.7%	5,484,757	4.3%
Cooperatives and small financial institutions	3,036,833	2.7%	3,422,565	2.7%
Private and public mail services	14,576	0.0%	3,041	0.0%
Cattle raising	2,230,886	2.0%	1,532,355	1.2%
Leather	278,235	0.2%	371,082	0.3%
Electricity and gas distribution	2,248,071	2.0%	2,211,296	1.7%
Home appliances, audio and video devices, production and importation	46,034	0.0%	93,687	0.1%
Hydrocarbon extraction and production	136,343	0.1%	14,468	0.0%
Families and individuals(1)	52,387,897	46.0%	55,256,170	42.8%
Hypermarkets and supermarkets	215,243	0.2%	346,550	0.3%
Machines and tools – Production, sale and/or lease	1,052,603	0.9%	1,363,134	1.1%
Motorcycles, parts and accessories	16,619	0.0%	39,185	0.0%
Paper and cardboard	621,134	0.5%	846,167	0.7%
Plastic - Manufactures	679,697	0.6%	1,038,702	0.8%
Metal products	946,221	0.8%	1,035,589	0.8%
Pharmaceutical products and laboratories	663,466	0.6%	925,670	0.7%
Chemical products	1,209,859	1.1%	1,255,847	1.0%
Waste collection and recycling	1,176,850	1.0%	1,173,923	0.9%
Corporate services	1,533,389	1.3%	1,603,473	1.2%
Health services	943,942	0.8%	731,739	0.6%
Mineral extraction and production	420,698	0.4%	6,059,654	4.7%
Telecommunications	23,257	0.0%	42,424	0.0%
Textile industry	2,059,225	1.8%	2,584,154	2.0%
Cargo transportation	1,468,977	1.3%	2,747,917	2.1%
Wine industry	3,891,847	3.4%	4,797,597	3.7%
Real estate agencies	203,337	0.2%	286,998	0.2%
Other(2)	12,578,603	11.1%	13,587,124	10.5%
Total	113,819,900	100.0%	129,009,476	100.0%

(1)	Loans for personal consumption.

(2)	Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2020 and 2019.

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Average balance	Average nominal rate	Average balance	Average nominal rate
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	21,376,584	0.0%	20,618,478	0.0%
Dollars	1,553,331	0.0%	12,085,727	0.0%
Total	22,929,915	0.0%	32,704,205	0.0%

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Average balance	Average nominal rate	Average balance	Average nominal rate
Savings accounts
Average
Pesos	23,415,124	0.2%	22,697,435	0.4%
Dollars	9,765,110	0.0%	21,083,238	0.0%
Total	33,180,234	0.1%	43,780,673	0.2%
Special checking accounts
Average
Pesos	28,465,672	22.2%	20,322,938	43.3%
Dollars	7,196,109	0.3%	15,652,362	0.3%
Total	35,661,781	17.8%	35,975,300	24.6%
Time deposits
Average
Pesos	55,951,934	35.0%	56,897,721	48.8%
Dollars	4,534,312	1.80%	7,883,327	1.3%
Total	60,486,246	32.5%	64,781,048	43.1%

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Average balance	Average nominal rate	Average balance	Average nominal rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	236		640
Dollars	—		—
Total	236		640
Savings accounts
Average
Pesos	2,603		7,761
Dollars	7,208		28,889
Total	9,811		36,650
Time deposits
Average
Pesos	5,218		3,549
Dollars	—		300
Total	5,218		3,849

	2020	2019

	(in thousands of Pesos)
Uninsured deposits	106,943,143	63,762,654

Maturity of Deposits

The following table sets forth information regarding the maturity of our time deposits exceeding the SEDESA insurance limit at December 31, 2020.

Grupo Supervielle S.A.
As of December 31,
2020

(in thousands of Pesos)
Time Deposits
3 months or less;	29,538,334
Over 3 months through 6 months;	370,964
Over 6 months through 12 months;	44,692
Over 12 months	-
Total Time Deposits(1)	29,953,990

(1)	Only principal. Excludes the CER and UVA adjustment.

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020.

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

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Amount	Annualized Rate	Amount	Annualized Rate

	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	5,197,265	3.7%	10,989,572	5.3%
Average during period	24,109,289	5.7%	8,634,472	18.9%
Maximum monthly average	53,204,310		12,106,024
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	625,374	30.2%	1,262,803	19.2%
Average during period	838,737	35.3%	1,813,934	67.0%
Maximum monthly average	1,077,821		2,384,732
Other(1)
Total amount outstanding at the end of the reported period	9,128,391	0.0%	13,101,974	0.0%
Average during year	8,817,649	0.0%	6,658,250	0.0%
Maximum monthly average	10,759,551		8,631,666
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	4,147,234	34.3%	7,771,113	26.4%
Average during year	5,111,119	26.5%	13,301,234	34.1%
Maximum monthly average	7,061,815		15,495,508

(1)	Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019	2018
Net Income for the year attributable to owners of the parent company	3,499,882	(2,929,201)	(6,341,497)
Average total assets(1)	256,356,321	272,626,702	325,617,464
Average shareholders’ equity	34,400,841	31,791,694	39,063,579
Shareholders’ equity at the end of the period attributable to owners of the parent company	35,651,135	31,878,404	35,506,450
Net income as a percentage of:
Average total assets	1.4%	(1.1%)	(1.9%)
Average shareholders’ equity	10.2%	(9.2%)	(16.2%)
Declared cash dividends	341,000	530,065	634,568
Dividend payout ratio(2)	9.7%	(18.1%)	(10.0%)
Average shareholders’ equity as a percentage of average total assets	13.4%	11.7%	12.0%

(1)	Calculated on a daily basis.

(2)	Calculated by dividing dividend paid in the year by net income for the year attributable to owners of the parent company under IFRS. As mentioned in Note 25 to our audited consolidated financial statements, dividends are paid based on distributable retained earnings calculated in accordance with the rules of the Argentine Central Bank. As of December 31, 2020, 2019 and 2018, the dividend payout ratio considering those rules would be 10.0%, 10.0% and 11.8%, respectively.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and CCF’s consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2020, 2019 and 2018 under IFRS. Minimum capital requirements have been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	December 31,
	2020	2019	2018
Calculation of excess capital:
Allocated to assets at risk	9,047,140	7,164,842	6,090,341
Allocated to Bank premises and equipment, intangible assets and equity investment assets	1,350,035	826,133	370,233
Market risk	551,765	251,739	301,724
Interest rate risk	—	—	—
Public sector and securities in investment account	27,651	11,472	96,882
Operational Risk	3,233,793	2,349,952	1,486,516
Required minimum capital under Central Bank regulations	14,210,384	10,604,138	8,345,696
Basic net worth	30,242,263	16,991,091	11,847,865
Complementary net worth	1,090,865	1,033,734	1,163,939
Deductions	(7,028,227)	(2,999,716)	(867,798)
Total capital under Central Bank regulations	24,304,901	15,025,109	12,144,006
Excess capital	10,094,517	4,420,971	3,798,310

	December 31,
	2020	2019	2018
Credit Risk Weighted Assets(1)	125,991,581	96,585,712	79,580,781
Risk Weighted Assets(2)	173,834,352	129,638,218	101,933,777
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	19.3%	15.6%	15.3%
Regulatory capital/risk weighted assets	14.0%	11.6%	11.9%
Average shareholders’ equity as a percentage of average total assets	11.2%	10.4%	9.9%
Total liabilities as a multiple of total shareholders’ equity	7.5	7.1	9.4
Cash as a percentage of total deposits	20.3%	28.7%	35.1%
Liquid assets as a percentage of total deposits(2)	21.1%	21.1%	—
Tier 1 Capital / Credit Risk Weighted assets	18.4%	14.5%	13.8%
Tier 1 Capital / Risk Weighted assets	13.4%	10.8%	10.8%

(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank regulations by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank regulations.

(2)	Liquid assets include cash and securities issued by the Central Bank (LEBACs and NOBACs).

As of December 31, 2020, the Bank’s Tier 1 capital ratio on a consolidated basis with CCF was 13.4% compared to 10.8% as of December 31, 2019. Including the liquidity held by the holding company (Grupo Supervielle), which are available for further capital injections into its subsidiaries or for investments for further growth, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2020 was 13.8%. The bank’s Tier 1 ratio coincides with CET 1 ratio.

As of December 31, 2020, the Bank’s total capital ratio on a consolidated basis with CCF was 13.9% compared to 11.6% as of December 31, 2019. Including the funds held by the holding company (Grupo Supervielle) which could be used to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2020 was 14.0%.

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

Our segment disclosure for the years ended December 31, 2020, 2019 and 2018 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

In 2020 we operated our business through the following segments:

•	Personal and Business Banking: Through the Bank, we offer our customers a full range of financial products and services, including personal loans, mortgage loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others. Since January 1, 2020, our SMEs portfolio was transferred from the Corporate Banking segment to the Personal and Business Banking segment (previously named Retail Banking segment).

•	Corporate Banking: Through the Bank, we offer large corporations and middle-market companies a full range of products, services and financial assessment including factoring, leasing, foreign trade finance and cash management. Since January 1, 2020, our SMEs portfolio was effectively transferred from the Corporate Banking segment to the Personal and Business Banking segment.

•	Treasury: It is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Personal and Business Banking segment, the Corporate Banking segment and its own needs. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

•	Consumer Finance: Through CCF and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. In November 2020, CCF launched IUDÚ, a digital banking services platform which joined the Grupo Supervielle ecosystem to participate in the transformation of the financial services industry. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, its new portfolio of used car loans and its respective results are recorded under Consumer Finance segment.

•	Insurance: Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and integral insurance policies for entreprenuers and SMEs. In 2018 the company incorporated the marketing of special multiple peril policies focused on the entrepreneurs and SMEs segment. Supervielle Seguros is continuously offering new products to the different customer segments of Grupo Supervielle companies: high net worth individuals (Identité), senior citizens, entrepreneurs and SMEs, customers of the Consumer Finance and Corporate Banking segments. Since 2019, Supervielle Broker de Seguros operates under this segment.

•	Asset Management and Other Services: Grupo Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since its acquisition in May 2018, Supervielle also offers products and services through InvertirOnline S.A.U. Also, since MILA acquisition, the MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management and Others segment, while the new portfolio of used car loans and its respective results are recorded under the Consumer Finance segment.

New Standards and Interpretations issued by the IASB adopted by Grupo Supervielle:

Below is a list of New Standards and Interpretations issued by the IASB adopted by Grupo Supervielle.

(a)	Definition of a business – Changes in accordance to IFRS 3

(b)	Definition of significant or relatively significant - Changes to IAS 1 and IAS 8

(c)	Amendment to the Conceptual Framework

See Note 1.1.3 to our audited consolidated financial statements for a more comprehensive discussion of the effects of the adoption of these new standards.

The Ongoing COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (SARS-COV-2) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including to Argentina, and on March 11, 2020 the World Health Organization declared COVID-19 a pandemic. In response, countries around the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay at home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures have been disrupting global economic activity and resulted in significant volatility in global financial markets.

According to recent IMF estimates released in April, 2021, as a result of the COVID-19 pandemic, the global economy contracted sharply by 3.0% in 2020. In addition, according to the IMF, Latin America’s economy contracted by 5.2% in 2020, with a forecast for Brazil’s economy to having contracted by 5.3% (Brazil being the main trading partner of Argentina). As regards Argentina, according to the INDEC information, the country’s economy contracted by 9.9% in 2020. For 2021, the IMF estimates a rebound in the economic growth, with the global economy is expected to expand 5.8%, while Latin America is expected to grow 3.4%. See “Item 5.D—Trend Information.”

The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 and was extended several times, until November 6, 2020 when the country shifted towards a “social distancing” phase, instead of a strict lockdown. The government has also required the mandatory shutdown of businesses not considered essential until late June approximately, depending on the province.

At the same time, in order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures, including the following:

-

Closure of bank branches. On March 20, 2020, the Central Bank determined that bank branches in Argentina should remain closed. From April 3 until April 10, 2020, branches were allowed to open with limited hours, only for the attention of beneficiaries of pension schemes and certain retirement benefits and beneficiaries of aid programs funded by the ANSES. During this period, the rest of the banking activities were performed only through digital means. Beginning on April 13, 2020, financial entities have been allowed to reopen only for a limited number of services, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, provided that certain health and security requirements are complied with. Additionally, beginning on April 20, 2020, the Central Bank has allowed the provision of teller services exclusively for deposits in, and withdrawals from, foreign currency accounts. Most recently, through Communication “A” 7270, the Central Bank encouraged financial institutions to provide further banking services through online gateways and established that attention to the public must not exceed 50% of the branches’ capacity.

-

Postponement of loan payments. The Central Bank postponed payments on loans maturing during the national lockdown period, and suspended the accrual of punitive interests on loans with maturity between April 1 and June 30, 2020. This rule was extended three consecutive times, first, through Communication “A” 7044 to those loans maturing between July and September 31, 2020, then through Communication “A” 7107, this was extended to those loans maturing between October and December 31, 2020 and then through Communication “A” 7181 to those loans maturing between January and March 31, 2021.

-	Mortgage loan installments and mortgage foreclosures. The Argentine government established the freezing of amortization payments for mortgage loans if the mortgaged property is the only and permanent residence of the debtor, until September 30, 2020. The decree also resolved the freezing of UVA car loans and the suspension of mortgage foreclosures until September 30, 2020. The debit balance resulting from the freezing of the installment increases may be paid in three consecutive monthly installments, upon request by the borrower. On September 25, 2020, the Argentine government through the Decree 767/2020 extended these measures until January 31, 2021, and stated that housing mortgage l enders adopt between February 2021 and until July 31, 2022, a plan to make those installments frozen at March 2020 UVA value, to converge again to actual UVA. These measures were subsequently extended by virtue of Decree 66/2021 until March 31, 2021. Although these restrictions are no longer in force as of the date of this annual report, Communication “B” 12123 and Communication “A” 7270 established that financial institutions must enable an instance to consider the situation of those customers in which the installment of the UVA loan to be paid exceeds 35% of their income.

-	ATM fees. The Central Bank determined that, until March 31, 2021, any operation effected through ATMs was not subject to any charges or fees.

-

Credit card payments. The Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, and between September 1 and September 30, 2020 will be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43% -for balances due between April 13 and April 30- and of 40% -for balances due between September 1 and September 30- if the amount we financed for this concept, considering each credit card account, does not exceed Ps. 200,000.

-	Prohibition of bank account closures. The government prohibited the closure and disabling of bank accounts and the imposition of penalties until December 31, 2020.

-

Time deposits minimum rate. Communication “A” 6980 established that non-adjustable term deposits under Ps. 1 million made by individuals as of April 20, 2020 will have a minimum interest of 70% of the LELIQ average auction, Communication “A” 7018 extended the scope of these measures over all term deposits regardless of their minimum amount. Subsequently, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction, and, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the Ps. 1 million. Since November 13, 2020, the Central Bank provided for an additional increase in the minimum interest rate to be paid in respect of retail time deposits below Ps. 1 million, to 37%, and 34% for the rest of time deposits.

-

Family emergency income and extraordinary subsidies. The government established (i) a stipend of Ps.10,000, for the months of April, June and August 2020, for people who are unemployed or working informally, and self-employed workers who are not currently generating or receiving other income; (ii) an extraordinary subsidy of Ps.3,000, for the months of April and June 2020, for beneficiaries of pension schemes and certain retirement benefits; and (iii) an extraordinary subsidy of Ps.5,000 from April 2020 until October 2020, for healthcare workers.

-	Prohibition of dismissals and suspensions. The government prohibited dismissals of employees until May 31, 2021.

-	Labor market emergency assistance program. The government created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries.

Additionally, some of the government measures are aimed at encouraging bank lending, such as:

-	Credit lines at preferential interest rates:

●	The Central Bank promoted loans granted at a 24% preferential interest rate, to assist SMEs with payroll payments and working capital needs. The Central Bank also allowed financial institutions to deduct a portion of the amount of loans granted from the minimum reserve requirements. The Argentine government by means of Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. On October 15, 2020, through Communication “A” 7140, the Central Bank established that this credit line applied only for ATP. On November 5. 2020, through Communication “A” 7157, the Central Bank cancelled the obligation to grant financing to SMEs within the framework of the Emergency Work Assistance Program and Production (ATP).

●

On October 15, 2020, through Communication “A” 7140, the Central Bank promoted two new credit lines at a preferential rate for companies, in addition to the existing 24% credit line to SMEs. The two new credit lines are: (i) a 30% interest rate credit line to fund capital goods acquisitions and investments in the construction sector; and (ii) a credit line to finance working capital needs from SMEs (líneas para el financiamiento productivo). The 30% interest rate credit line shall represent 30% of total origination under this rule. On January 6, 2021, through Communication “A” 7197, the Central Bank ruled that the 65% amount of credit lines granted to finance working capital needs of SMEs disbursed since October 16, 2020 may be applied to achieve the abovementioned 30% of total origination of the 30% interest rate credit line. On February 25, 2021, through Communication “A” 7227, the Central Bank increased from 65% to 100% the amount of credit lines granted to fund working capital needs of SMEs disbursed since October 16, 2020 that can be applied to achieve the required origination of the 30% interest rate credit line. In addition, through Communication “A” 7240, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to (i) a minimum quota of 7.5% of the average balance of deposits from the private sector as of September 2020, for the 2020 quota, and (ii) a minimum quota of 7.5% of the average balance of deposits from the private sector as of March 1, 2021. The 2020 quota was in force between October 16, 2020 and March 31, 2021, whereas the 2021 quota will be in force from April 1, 2021 until September 30, 2021.

●

Through Communication “A” 6993, the Central Bank provided for the zero interest rate financing program granted through credit cards in subsequent three disbursements to some eligible customers. These loans have a 12-month tenor and a six-month grace period. The FOGAR will guarantee these loans and the Fondo Nacional de Desarrollo Productivo (FONDEP) will recognize a 15% annual nominal rate to financial institutions on disbursed financings. This program was extended until September 30, 2020. Subsequently, the zero interest rate program was extended to culture loans, with a tenor of 24 months and a 12-month grace period. The 0% interest rate included in the initial program was changed in the current program, to an interest rate of 27% or 33% which depends on the level of year-on-year sales variation as impacted by the pandemic.

-	Limitations on holding Central Bank notes. Simultaneously with the creation of the fund within the FOGAR, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs.

-	Reserve requirements. The Central Bank established that the facilities granted at a preferential rate to SMEs and households may be deducted from reserve requirements:

●	40% (total balance granted to SMEs at 24% interest rates) to those loans granted until October 15, 2020;

●

40% but only if the loan beneficiaries belong to sectors considered eligible for the ATP and that after March 19 did not import final consumer goods (except medical products or supplies) to those loans granted since October 15, 2020; and

●	24% of loans granted to SMEs at 27% interest rates and 7% of loans granted to SMEs at 33% to those loans since November 6, 2020.

-

Classification of Debtors: The Central Bank established new rules regarding the criteria for debtor classification and provisioning until September 30, 2020. These rules provide an additional 60 days period of non-payment before a loan is required to be classified as non-performing, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes In March 25, 2021, through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments, a benefit was not renewed from the due date at the end March 31, 2021. Financial entities and other obligated parties must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: (i) until March 31, 2021, in 60 days, (ii) until May 31, 2021, in 30 days, and (iii) as of June 1, 2021, financial entities must classify their debtors according to the general debtor classification.

In addition, by means of Communication “A” 6939, as amended and supplemented, the Central Bank suspended, until June 30, 2021, the distribution of dividends by financial entities, including the Bank.

For more information, see “Item 4.B.—Business Overview—Argentine Banking Regulations—Government Measures in Response to the Ongoing COVID-19 Pandemic.”

Since early March 2020, our management has been actively monitoring the evolution of the ongoing COVID-19 pandemic and taking actions to mitigate the impact it may have on our business. Measures have been taken rapidly as the situation continued to evolve, focusing mainly in protecting our employees and customers and ensuring the continuity of our operations. On March 13, 2020, even before the nationwide lockdown was declared, we implemented a protocol by which a significant part of our workforce (including elder employees and pregnant women) started to work remotely. We have allocated additional resources to the provision of laptops for such employees, and have made investments in new VPN licenses to enhance the security of working remotely. Remote work may nonetheless exacerbate certain risks to our business, including an increased reliance on information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information. Since the very beginning of the pandemic, we have also taken other measures such as the incorporation of medical personnel to our crisis management teams, the monitoring of COVID-19 positive cases, online psychological assistance for employees, and online yoga and gym classes. During 2020 we launched Workplace, our internal social network that allows our employees to work together online. We provided more virtual training as well as flexible work options. Our cultural transformation, was reinforced by a campaign that has garnered several awards and a new competencies model. In September 2020, we launched a new model organized around experiences, tribes and centers of excellence. In March 2021, we have decided that until the end of winter season (i.e., September 2021), our central areas employees will continue to work remotely. As of the date of this annual report, approximately 90% of our central areas employees are working remotely.

Leveraging on the progress we have made since 2018 on the digital transformation of our operations, which focuses on an enhanced customer experience, since the beginning of the COVID-19 pandemic crisis in Argentina, with the main goal of protecting the health and safety of our customers, specially senior citizens (which are a significant portion of our customers’ base and are more vulnerable to the effects of the virus), we have been encouraging our customers to use our available digital channels. At the same time, we launched the Human Banking campaign, enhancing a work culture to make life easier for our customers and teams, even during a pandemic, combining a human approach with technology to protect and include everyone. We started by adding new functionalities to the first app in the market designed for senior citizens in Argentina and set up dedicated phone assistance so they could operate from home. In April 2020, we issued and delivered debit cards for all senior citizens who receive their social security payments through our bank. We expanded the 24-hour banking areas in our lobbies, adding new self-service equipment and additional space to allow for social distancing and greater comfort. We also relocated our ATMs dedicated to Supervielle’s customers, which use biometric technology to allow senior citizens to withdraw cash anytime, day or night, by simply scanning their fingerprint. We trailblazed in the market, increasing withdrawal limits so that senior citizens could take out their monthly social security payment all at once. In addition, we helped 678,000 people access their COVID government relief payments. We also helped our customers by providing a platform of tutorials that explain common transactions step by step. By adding value to virtual channels, we achieved growth: we increased over 175,000 the number of our digital customers, we increased the number of card-free ATM withdrawals and reduced in-person banking appointments. In less than a month, we expanded our contact center to offer enhanced customer service.

The SMEs segment was particularly impacted by the pandemic, and with a view to assisting them under these circumstances we adapted processes and products, and manages all commercial teams to maintain service quality and comply with all regulatory provisions. We renovated our branches to provide personalized service in private, safe spaces and exclusive spaces for commercial customers, including a waiting area. Through our Business On Boarding, we also made it possible for commercial customers to open new accounts online. In addition, we witnessed the prompt adoption of digital means such as e-checks and e-factoring. We have made available loans promoted by the Central Bank at preferential interest rates, to assist them with payroll payments and working capital needs. We have also launched specific credit lines for SMEs in the health and the transportation sectors. As of December 31, 2021, the Bank has granted loans at preferential interest rate for an approximate amount of Ps. 10.7 billion, reaching 11% of the credit portfolio at the close of 2020.

We also worked to have a positive impact on our community. During the pandemic, (i) we provided 290,000 meals to food banks, (ii) we donated Ps.13 million in medical equipment and food supplies, 500 food baskets and cleaning supplies to foundations assisting different neighborhoods in the capital city and The greater Buenos Aires area, and we sent masks, hand sanitizer, gloves and medical equipment to different healthcare centers, and (iii) we joined the Mendoza Business Council in the #SeamosUno campaign and donated two mobile healthcare clinics.

We face various risks arising from the economic impact of the pandemic and related government measures which are difficult to predict accurately at this time. These risks include (i) a higher risk of impairment of our assets, (ii) lower margins as a consequence of the temporary restrictions on charging certain fees to customers, and as a result of lower interest rates on loans promoted by the Central Bank, and minimum interest rates imposed on deposits, (iii) a possible significant increase in loan defaults and credit losses, with a consequent increase in loan loss provisions, and (iv) a decrease in credit demand and in our business activity in general, particularly new retail lending. During 2020 we have updated and enhanced our expected loss models and have created provisions related to COVID-19, thereby increasing our coverage ratio; however, it is still uncertain how a further spread of the virus could impact in the economy and the ability of our customers to pay their obligations.

We are continuing to monitor the impact of the ongoing COVID-19 pandemic across our businesses and will take and implement all possible actions to preserve health of our employees and to ensure continuity of our operations. Grupo Supervielle will continue focusing on improving efficiency while keeping its differentiated strategy to capture growth, remaining flexible under this particularly volatile and challenging scenario. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic, whether new variants of the COVID-19 arise, and the government measures in response of the COVID-19 pandemic, including the vaccination program.

See “Item 3. Key Information—D. Risk Factors.—Risk Factors—Risks Relating to Argentina—The ongoing COVID-19 pandemic and government measures to contain the virus adversely affected and could continue to affect our business and results of operations, and, as conditions evolve in 2021, we cannot accurately predict the ultimate impact on us.”

The Argentine Economy and Financial System

Introduction

During 2020, according to recent estimates of the IMF, the world economy fell by 3.5% as a result of the crisis caused by the COVID-19 pandemic. The first cases were reported in China by late 2019 and the number escalated in the first two months of 2020. After February 2020, the virus disseminated worldwide (the first case in Argentina was reported on March 3). By April 25 2021, 820.7 million cases have been confirmed worldwide, with a death toll of 3.1 million As of the same date, in Argentina over 2.8 million cases have been confirmed with a death toll of 61,000.

As a result, as of December 2020 the world gross product recorded a negative growth for the first time since 2009, when it had fallen by 0.08%. This performance is mainly explained by the GDP decrease by 4.9% and 2.4% in developed countries and emerging countries, respectively. Throughout 2020, world economies were seriously affected by the need to implement restrictions on mobility as a way to stop the virus. Specifically, during March and April the most significant collapses were recorded in the activity level, concurrently with the greatest phase of COVID-19 expansion worldwide.

During 2020, the behavior of the currencies of Argentina’s trade partners was heterogeneous. Half of them suffered a nominal currency depreciation, with the Brazilian Real depreciating by 20%. In contrast, the euro recorded a 9% appreciation and the Yuan 7%. In real terms, the Peso appreciated by 2.6% on average in the year and depreciated by 0.2% year-on-year according to the Multilateral Real Exchange Rate Index prepared by the Central Bank.

Commodities were highly affected by the health crisis in 2020. As of April 2020, commodities accumulated a drop of 24.7% with respect to December 2019 as a result of the global uncertainty caused by the spread of the virus. Then, with the gradual reopening of the economies and world trade, prices of commodities recovered and, as of December 2020, they were 28.2% above April’s minimum. As a result, prices accumulated 3.5% year on year fall against the close of 2019 and 12.4% as compared to the average of each year. In contrast, the prices of commodities exported by Argentina, measured by the commodities price index prepared by the Central Bank grew by 17.7% year-on-year, while they only increased by 0.4% as compared to the annual average.

In Argentina, macroeconomic conditions in 2020 was mainly marked by the health crisis that had a strong impact on the activity level, especially in April when the Mandatory Preventive Social Confinement (ASPO) was established to reduce mobility and control the spread of the virus. Thus, in an attempt to moderate the impact of confinement on the economy, Argentina, like most of the countries in the world, was forced to engage in a fiscal expansion, which highly increased the fiscal deficit. In turn, considering the lack of access to international financial markets, and although Argentina finally reached an agreement for its debt restructuring in September 2020, such deficit was mostly funded through currency issuance, which generated an additional pressure on the different economic variables.

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility. Macroeconomic conditions in 2020 were mainly marked by the health crisis that had a strong impact on activity levels.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2018	2019		2020
GDP real growth (%)	(2.2)	(2.2)		(9.9)
Primary fiscal balance (excludes interest) (as a % of GDP)	(2.4)	0.4	(2)	6.5
Total public debt (as a % of GDP)	86.1	90.2		104.5
Trade balance (in million U.S.$)	(3,700)	15,991		12,528
Total deposits (as a % of GDP) (1)	27.3	14.7		18.6
Loans to the private sector (as a % of GDP) (1)	14.6	9.8		9.6
Unemployment rate-end year- (%)	9.1	8.9		11.7
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	47.6	53.8		36.1
Average nominal exchange rate (in Ps.Per U.S.$)	28.09	48.24		84.15

Source: INDEC, Central Bank and City of Buenos Aires

(1)	Company estimates based on Central Bank information

(2)	Company estimates based on information published by the Ministry of Economy

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

In 2020, Argentina’s GDP decreased by 9.9% recording (5.2)%, (19.0)%, (10.1)% and (4.3)% year-on-year growth rates for the four quarters of the year, respectively.

Foreign Trade and Foreign Exchange Market

During 2020, the trade balance accumulated a surplus of U.S.$12,530 million, resulting in a worsening over the positive result of U.S.$15,953 million reached in 2019, although trade surpluses were recorded in two consecutive years after six years of negative results. The trade balance dynamics is the result of a low activity level, with 13.8% in imports, below 2019 percentage. In summary, the worst performing imports in 2020 were fuels and lubricants (-40.6%) and vehicles and automobiles (-31.7%). On the other hand, exports also showed a poor performance with U.S.$54,885 million, down to 15.7% against 2019, with a drop of 30.9% in industrial manufacturing and of 16.5% in fuels and energy.

In 2020, as well as in 2019, a decrease was recorded in international reserves of U.S.$5,438 million, ending the year with a stock of U.S.$39,410 million. During the year, financial reserves recorded a fall of U.S.$4,190 million from September to November, amidst a context of uncertainty in which financial exchange rates substantially accelerated and higher restrictions were established on the purchase of foreign currency. In the last month of 2020, uncertainty decreased, which allowed the Central Bank to purchase U.S. dollars and restore the international reserve stock by U.S.$758 million. In terms of components, the fall in reserves throughout 2020 was mainly due to the sale of foreign currency for U.S.$4,169 million and payment to international agencies for U.S.$2,547 million. The international reserve dynamics benefited from the debt restructuring carried out in September, which enabled Argentina to stop payments of foreign debt services during 2020.

The nominal exchange rate ended 2020 at U.S.$ 84.15, which meant a rise of the U.S. dollar value during the year of U.S.$24.25 or a peso devaluation of approximately 29%. The exchange rate dynamics throughout the year was stable under a controlled depreciation scheme implemented by the Central Bank which, on average, was in line with monthly inflation rates recorded during the year. During 2020 exchange restrictions imposed by late 2019 were tightened, which increased the gap between the official exchange rate and financial exchange rates. In fact, the blue-chip swap (arising from the difference in the quotation of Argentine stocks measured in pesos and in US dollars) reached 108% above the official exchange rate in October as a result of the tightening of the exchange controls established by mid-September.

Labor Market

In 2020, salaries showed a year-on-year growth of 33%. Private sector registered employees’ salaries increased by 34.3% and in the non-registered private sector the increase was of 39%. In turn, the increase in the public sector was much lower, with a 26.8% increase.

The employment level was affected by the health crisis, recording a decrease despite the measures adopted by the Argentine Government seeking to maintain occupation levels, which included the prohibition of dismissals without cause and the payment of two severance payments in case of non-prohibited dismissals. In this context, according to data until November, a fall was recorded of 219,000 registered work positions, due to a drop of 212,000 in the number of registered workers. In contrast, the number of workers under the Small Taxpayers’ Simplified Scheme grew by 25,000, evidencing a deterioration in the employment quality.

On the other hand, unemployment rates of the first, second and third quarters were 10.4%, 13.1% and 11.7%, respectively, averaging 11.7% in the first three quarters of the year. The average unemployment rate showed an increase of 161 basic points as compared to the first three quarters of 2019 (10.1% in 2019 against 11.7% in 2020). In addition, the activity rate went from 47.2% in the third quarter of 2019 to 42.3% in the third quarter of 2020.

Fiscal Balance

The Argentine public sector recorded in 2020 a primary deficit without extraordinary revenues of $1,749,957.3 million (approximately 6.4% of the GDP) while the financial deficit was $2,292,830.5 million (8.3% of the GDP). These figures were due to a 23% year-on-year growth in total revenues (9.6 % below the inflation rate) as a result of the low activity level and a 63.5% increase in expenses (20 % above the inflation rate). Most expenses resulted from the aid provided to moderate the impact of ASPO. In fact, the Ministry of Economy estimated that the expense for the extraordinary measures adopted on account of the pandemic was of 3.5% of the GDP while the income on revenues worsened the fiscal result by 0.7% of the GDP.

In effect, social benefits grew by 68% against 2019, approximately 11% of which were used for IFE and the Labor and Production Assistance Program (ATP). On the other hand, during 2020, utilities rates were temporarily frozen, which accelerated such expense. In fact, expenses for subsidies grew by 105.9%, with energy subsidies recording the highest rise (129.9%).

In 2020, Ps.542,873 million were paid as interest, a 25% drop against 2019, representing 11.2% of the total revenues of the Argentine public sector (18.4% in 2019). The decrease in interest payments resulted mostly from the discontinuation of foreign debt service payments as from May and the subsequent debt restructuring which led to non- payment of such expenses during 2020.

As in 2019, one of the critical aspects was the lack of access to financing by the Argentine Treasury. As aforesaid, a large portion of the primary deficit had to be financed through monetary issue. In fact, the financial aid of the Central Bank in 2020 amounted to Ps.2,014,702 million, which represented 88% of the year’s financial deficit- More precisely, Temporary Advances totaled Ps.407,720 million (16% higher than in 2019) while the transfers of profits amounted to Ps.1,606,982 million (a 687% increase). On the other hand, in 2020 the Argentine government secured financing in the domestic market for approximately Ps.424,000 million in October, when the Argentine Treasury issued two Dollar Linked securities for Ps.250,000 million.

Argentina’s Sovereign Debt Restructuring

The Fernández administration has successfully restructured its foreign law-governed dollar-denominated debt, with an adhesion (of 93.55%, which due to the collective action clauses raised the restructuring to 99%), by September, 2020.

On August 17, 2020, Argentina amended the invitation to incorporate bondholders’ feedback and on August 31, 2020 it announced that it had obtained bondholders’ consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The invitation settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

Regarding Argentine law-governed debt, on April 5, 2020, the Argentine government enacted Decree No. 346/2020 (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Ministry of Economy may determine, taking into account the degree of advance in the process designed to restore the sustainability of Argentina’s public debt, and (ii) authorizing the Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law which payments have been deferred pursuant to such Decree.

On August 18, 2020, Argentina offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, in terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

See “Item 3.D—Risk Factors—Risks Relating to Argentina—The Argentine government’s ability to obtain financing from the international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth”

Monetary Policy

During 2020, the Central Bank announced changes in the monetary program intended to implement a more relaxed monetary policy, especially as from March, with the outbreak of the pandemic and its impact on the economy. As access to the debt market was restricted, the monetary entity was forced to provide financial aid to the Treasury throughout the year as described above. Concurrently, a drop in interest rates was recorded which, according to the Central Bank, sought to provide liquidity to households and companies during the health emergency. In this regard, the monetary policy interest rate (interest rate of Liquidity Bills) was at 38% by early March, evidencing a fall of 17% against December 2019.

Then, after overcoming the most critical stage of the crisis, the Central Bank began a process to harmonize interest rates intended to encourage and protect savings in legal tender both from inflation and exchange rates through the construction of a peso-denominated interest rate curve. Thus, the performance of borrowing rates increased and the monetary policy interest rate went down to 36%, although later it went up to 38% again and remained there until the end of the year. In turn, as part of its monetary policy, the Central Bank began to assign more relevance to seven-day reverse repurchase transactions, which ended the year with a 36.5% rate.

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

According to the INDEC, in 2020 inflation was 36.1% while the core inflation rate (excluding regulated and seasonal goods prices) was 39.4%, as compared to the 53.8% rate and 56.7% core inflation rate in 2019. This accounts for a decrease of 17.7 and 17.4 percentage points, respectively, with regard to the 2019 inflation rate. Inflation was more or less volatile during 2020. While starting the year at low levels of inflation -in the Argentine context- on April and March it reached its lowest level, 1.5% of increase, and on June it steadily continue to grow until December, when it reached its highest level, of 4.0%.

The greatest year-on-year price increases were recorded in the northeastern region of the country (42.2%), northwestern region of the country (38.1%), Pampa region (37.9%) Cuyo region (37.8%) and Patagonia region, the lowest recorded, (32.3%) while in the City of Buenos Aires and Greater Buenos Aires inflation was below the average (34.1%).

As regards inflation components in 2020, prices of goods increased by 43% while prices of services increased by 22.2%. As in previous years, such increase was due to the strong peso devaluation, as the rise in the exchange rate impacts more on goods than on services due to the tradable nature of goods, with the addition of a strong increase in monetary issuance.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D—Risk Factors—Risks Relating to Argentina— If the current levels of inflation continue or increase, the Argentine economy and our financial position and business could be adversely affected”

The Financial System

The COVID-19 pandemic affected the financial market throughout 2020, as in most of the countries worldwide. In Argentina, banks remained closed from March 20 to April 3, and as from that date they opened only gradually, first for senior citizens and beneficiaries of ANSES financed assistance programs, and as of April 13 for all customers, by prior appointment and for limited transactions.

At the same time, to mitigate the economic impact of the COVID-19 pandemic, the Central Bank adopted various measures applicable to banks, such as: (i) deferral of loan repayment during the first days of the lockdown, (ii) no charges for ATM transactions, (iii) automatic 12-month refinancing of unpaid balances of credit cards due in April and September 2020 at a 43% and 40% interest rate, respectively, (iv) automatic rescheduling of unpaid loan installments due as of April 2020 and throughout 2020 and until March 31, 2021, (v) no closing of accounts by banks, (vi) minimum interest rate payable by financial entities for time deposits, (vii) flexibilization of criteria for debtor classification and allowance for bad debts, and (viii) no dividend distribution by financial entities until June 2021.

As in 2019, the financial system liquidity management remained high. In fact, the broad liquidity ratio (including not only cash but also Central Bank instruments and the 2022 Argentine Treasury Bonds recorded as reserve requirements) of the banks in aggregate reached 62.1% of deposits in November 2020, recording an increase of 3.3% as compared to the prior year. At the same time, the financial system liquidity remained high, ending at 78.2% in 2020, which showed a 20.3% increase as compared to 2019.

In addition, solvency ratios in the financial system continued to be historically high. The regulatory capital adequacy ratio of the sector totaled 23.3% of the risk weighted assets (RWA), according to the December data, which represents an excess adequacy of almost two times (177%) that stipulated by applicable regulations, and 208% higher if we consider only private financial entities.

In 2020 private sector total deposits in the financial system increased by 64.1% (20.6% above inflation rate), closing the year at $6,125,392 million. By currency, deposits in Pesos ended the year at Ps. 4,876,109 million, increasing by 85,2% (36% in real terms), while deposits in US dollars measured in Pesos slightly increased by 15,3% (16.5% below price increase) totaling $1,249,283 million, while the same deposits measured in US dollars dropped by 18% as a result of the outflow recorded following the uncertainty during September and October following the rise of financial exchange rates. By type of deposit in the private sector in Pesos, the increase was led by savings accounts (+105.3% in nominal terms and 50.8% in real terms%) and, to a lesser extent, by checking accounts (+82.7% in nominal terms and 34.2% in real terms) and time deposits (79.3% in nominal terms and 32% above the inflation rate).

Additionally, total private sector loans recorded a year-on-year increase of 28.5% on average (-5.6% in real terms) and totaled Ps. 3,226,630 million. Private sector loans in Pesos grew by 49.4%, 9.7% above the inflation rate after the poor performance in 2019. At product level, a great dispersal was observed: documents increased by 120.4% (61.9% in real terms) while cards grew by 58.6% (16.5% above the inflation rate). Mortgage loans recorded a slight decrease of 0.1% (26.6% below the inflation rate), and personal loans grew by 10.3% (19% in real terms). The significant increase of documents was due to the financing to SMEs and MiPyMe credit lines, at subsidized rates for payroll payments during the health emergency, within the framework of a countercyclical behavior of credit policy promoted by the Central Bank.

Argentine Financial System Statistics from 2011 to 2020.

The following table shows the 2011 to 2020 evolution of major financial statements items for the financial system:

	December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020(1)

	(in millons of Pesos)
Assets	628,381	790,026	1,004,775	1,340,548	1,847,314	2,645,673	3,468,783	5,531,805	6,733,723	9,929,924
Liabilities	558,264	699,205	883,086	1,172,335	1,620,451	2,348,461	3,067,587	4,921,168	5,836,745	8,435,324
Shareholders’ equity	70,117	90,82	121,689	168,213	226,863	297,212	401,196	610,637	896,979	1,494,600
Capital, contributions, reserves	44,587	59,395	73,219	89,307	126,264	212,157	311,814	389,773	562,788	1,697,285
Retained earning	25,53	31,426	48,471	78,907	100,6	85,055	89,382	220,864	334,190	202,685
Loans	332,317	433,925	563,344	649,206	886,046	1,136,954.6	1,691,214	2,278,387	2,728,821	3,211,778
Non-financial public sector	31,346	39,951	48,438	51,47	75,254	52,25	37,738	49,351	104,130	83,685
Financial sector	9,263	10,299	13,049	10,729	13,199	26,426	44,306	61,653	58,154	56,964
Non-financial private sector	291,708	383,674	501,857	604,062	819,174	1,085,655	1,655,049	2,254,399	2,721,077	3,263,673
Provisions	(7,173)	(9,596)	(13,117)	(17,054)	(21,581)	(27,952)	(45,879)	87,016	154,540	192,545
Deposits	462,517	595,764	752,422	979,388	1,355,353	1,969,029	2,445,998	4,085,244	4,838,130	7,354,985
Non-financial public sector	129,885	163,691	202,434	256,996	291,104	441,89	457,66	864,851	763,188	1,296,526
Non-financial private sector	328,463	427,857	544,331	720,645	1,062,590	1,521,687	1,981,988	3,207,397	4,056,973	6,036,052

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

(1)	Figures as of September 30, 2020.

The table below shows the evolution of the number of financial institutions in the system:

	December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020(1)
Banks	64	65	66	65	62	63	62	63	63	64
Public banks	12	12	12	12	13	13	13	13	13	13
Private banks	52	53	54	53	49	50	49	50	50	51
Private argentine capital banks	31	33	34	33	32	33	33	34	34	35
Foreign capital domestic banks	12	11	11	11	10	10	9	9	9	9
Foreign financial institution branch banks	9	9	9	9	7	7	7	7	7	7
Financial companies	14	14	15	15	15	14	14	14	15	15
Credit unions	2	2	1	1	1	1	1	1	0	0
Total financial institutions	80	81	82	81	78	78	77	78	78	79

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

(1)	Figures as of September 30, 2020.

The graph below shows the evolution of the private sector loans portfolio composition in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. Since January 2020, Central Bank figures are expressed applying the provisions set forth in Law No. 27,429.

The graph below shows the evolution of non-performing loan ratios in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. 2020 information is impacted by i) the relief program ruled by the Central Bank amid the pandemic which allowed debtors to reschedule their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020, and ii) the Central Bank regulatory easing on debtor classifications amid the pandemic (adding a 60-days grace period before loans are classified as non-performing) and the suspension of mandatory reclassification of customers that are non-performing with other banks, but performing with Supervielle introduced in 1Q20 and extended until June 30, 2021.

The following graph shows the evolution of non-performing loans coverage, measured as allowances over non-performing loans:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. 2020 information is impacted by i) the relief program ruled by the Central Bank amid the pandemic which allowed debtors to reschedule their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020, and ii) the Central Bank regulatory easing on debtor classifications amid the pandemic (adding a 60-days grace period before loans are classified as non-performing) and the suspension of mandatory reclassification of customers that are non-performing with other banks, but performing with Supervielle introduced in 1Q20 and extended until June 30, 2021.

The following graphs show the evolution of ROAA and ROAE in Argentina:

Source: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. Since January 2020, Central Bank figures are expressed applying hyperinflation accounting.

Source: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. Since January 2020, Central Bank figures are expressed applying hyperinflation accounting.

Since January 2020, Central Bank figures are expressed applying hyperinflation accounting, in accordance to IFRS rule IAS 29. The following table shows ROAE and ROAA adjusted for inflation as of Dicember 31, 2020:

	Financial System	Private Banks
ROAA	2.2	2.4
ROAE	15.1	15.1

The table below shows the inflation rates over the past 10 years:

	December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Inflation in consumer prices –INDEC (%)	9.5	10.8	10.9	23.9	26.9(1)	41.0	24.8	47.6	53.8	36.1

Source:

Information from 2011 to 2015: City of Buenos Aires.

Information since 2017: Indec

The following tables show market share of Argentine banks in terms of assets, loans and deposits as of September 30, 2020 according to the Central Bank:

Market Share of Assets		Market Share of Loans
Banco de la Nación Argentina S.A.	18.8%	Banco de la Nación Argentina S.A.	16.8%
Banco Santander Río S.A.	9.1%	Banco de Galicia y Buenos Aires S.A.	12.0%
Banco de Galicia y Buenos Aires S.A.	8.7%	Banco Santander Río S.A.	10.4%
Banco de la Provincia de Buenos Aires	8.6%	Banco de la Provincia de Buenos Aires	8.3%
Banco Macro S.A.	7.2%	Banco Macro S.A.	7.4%
BBVA Banco Francés S.A.	5.8%	BBVA Banco Francés S.A.	7.3%
Credicoop Cooperativo Limitado	3.9%	Banco de la Ciudad de Buenos Aires	3.7%
HSBC Bank Argentina S.A.	3.8%	ICBC S.A.	3.5%
Banco de la Ciudad de Buenos Aires	3.5%	HSBC Bank Argentina S.A.	3.4%
Citibank N.A.	3.3%	Banco Patagonia S.A.	2.9%
ICBC S.A.	3.2%	Banco Supervielle S.A.	2.7%
Banco Patagonia S.A.	2.7%	Banco de la Provincia de Córdoba S.A.	2.3%
Banco de la Provincia de Córdoba S.A.	2.4%	Credicoop Cooperativo Limitado	1.8%
Banco Supervielle S.A.	2.2%	Itau Argentina	1.7%
Nuevo Santa Fe	1.7%	BICE SA	1.5%

Market Share of Deposits
Banco de la Nación Argentina S.A.	20.7%
Banco de la Provincia de Buenos Aires	9.8%
Banco Santander Río S.A.	9.3%
Banco de Galicia y Buenos Aires S.A.	8.4%
Banco Macro S.A.	6.5%
BBVA Banco Francés S.A.	5.4%
Credicoop Cooperativo Limitado	4.0%
Banco de la Ciudad de Buenos Aires	3.9%
HSBC Bank Argentina S.A.	3.6%
Citibank N.A.	3.3%
ICBC S.A.	2.8%
Banco de la Provincia de Córdoba S.A.	2.8%
Banco Patagonia S.A.	2.6%
Banco Supervielle S.A.	2.3%
Nuevo Santa Fe	1.8%

Source: Central Bank.

With respect to the distribution network, as of September 30, 2020, the financial system had 4,599 branches, 8,282 self-service terminals and 17,294 ATMs, with coverage throughout Argentina.

The table below shows the distribution of the network by jurisdiction as of September 30, 2020.

Jurisdiction	Branches	ATMs	Self-Service Terminals
City of Buenos Aires	829	2677	1888
Buenos Aires	1492	5206	2803
Catamarca	21	180	27
Córdoba	460	1745	544
Corrientes	81	392	70
Chaco	68	406	73
Chubut	71	282	92
Entre Ríos	130	543	206
Formosa	29	165	20
Jujuy	35	225	87
La Pampa	73	228	28
La Rioja	28	167	35
Mendoza	174	675	331
Misiones	67	344	137
Neuquén	85	367	99
Río Negro	81	310	149
Salta	72	398	155
San Juan	39	223	88
San Luis	47	190	80
Santa Cruz	51	219	65

Jurisdiction	Branches	ATMs	Self-Service Terminals
Santa Fe	486	1533	1042
Santiago del Estero	58	282	51
Tucumán	97	425	164
Tierra del Fuego	25	112	48
Total	4599	17294	8282

Presentation of Financial Statements in Pesos; Inflation.

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

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy must be considered hyperinflationary according to IAS 29 starting July 1, 2018. As a consequence, financial statements for the year ended on December 31, 2020 have been stated in terms of the measuring unit current at the consolidated financial statement date.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the reference stabilization coefficient (“CER,” per its Spanish acronym) index and UVA used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	Year ended December 31,
	2020	2019	2018

	(in percentages)
Price Indices:(1)
WPI	35.4%	58.5%	73.5%
CPI	36.1%	53.8%	47.6%
Adjustment Index:
CER	36.14%	51.6%	47.2%
UVA(2)	36.18%	51.84%	46.86%

(1)	Source: INDEC, Central Bank

(2)	UVAs are inflation adjusted units introduced in September 2016.

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019	2018

	(in thousands of Pesos)
Assets
In Pesos, unadjusted	194,194,787	130,554,531	195,968,897
In Pesos, adjusted by the CER	10,869,019	14,797,146	11,768,021
In Foreign Currency(1)	44,167,140	57,068,538	89,094,230
Total Assets	249,230,946	202,420,215	296,831,148
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	211,275,734	148,754,789	211,492,958
In Pesos, Adjusted by the CER	1,454,201	1,979,758	175,360
In Foreign Currency(1)	36,501,011	51,685,668	85,162,830
Total Liabilities and Shareholders’ Equity	249,230,946	202,420,215	296,831,148

(1)	Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2020 (U.S.$ 1.00 to Ps.84.15), December 31, 2019 (U.S.$ 1.00 to Ps.59.895) and December 31, 2018 (U.S.$ 1,00 to Ps.37.8083).

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires senior management to make judgements in applying the accounting standards to define the our accounting policies.

We identified the following areas which involve a higher degree of judgement or complexity, or areas where assumptions and estimates are material for our consolidated financial statements which are essential to understand the underlying accounting/financial reporting risks:

a-	Fair value of derivatives and other instruments

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors such as as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

b-	Allowances for loan losses

We recognize the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the our´s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage.A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors

Note 1.11 of our consolidated financial statements provides more detail of how the expected credit loss allowance is measured.

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

We have applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. We have defined defined that there was no evidence of impairment for any period included in our consolidated financial statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, we use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although we believe that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

We decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

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

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on management’s assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, due to changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management on the basis of reasonable expectations.

Results of Operations for the Years Ended December 31, 2020 and 2019

We discuss below our results of operations for the year ended December 31, 2020 as compared with our results of operations for the year ended December 31, 2019. We expressly state that our results of operations for the year ended December 31, 2019 as compared with our results of operations for the year ended December 31, 2018 is hereby incorporated by reference to “Item 5.A - Operating Results” of the Form 20-F for the year ended December 31, 2019 filed by us with the Securities and Exchange Commission under the file number 001-37777.

Selected Ratios

	2020	2019	2018
SELECTED RATIOS
Return on average equity (1)	10.2%	(9.2)%	(16.2)%
Return on average assets (2)	1.4%	(1.1)%	(1.9)%
Net Interest Margin (3)	21.5%	21.0%	17.0%

	2020	2019	2018
Net Fee Income Ratio (4)	18.9%	20.2%	20.8%
Efficiency Ratio (5)	64.4%	60.2%	55.3%
Cost/assets (6)	12.1%	11.8%	9.5%
Basic earnings per share (in Pesos) (7)	7.7	(6.4)	(13.9)
Diluted earnings per share (in Pesos)	N/A	N/A	N/A
Basic earnings per share (in U.S.$.) (8)	0.1	(0.1)	(0.2)
Diluted earnings per share (in U.S.$.) (8)	N/A	N/A	N/A
Liquidity and Capital
Loans to Total Deposits (9)	63.7%	106.5%	86.6%
Total Equity / Total Assets	14.3%	15.7%	12.0%
Pro forma Consolidated Capital / Risk weighted assets (10)	14.4%	12.1%	14.0%
Pro forma Consolidated Tier1 Capital / Risk weighted assets (10)	13.8%	11.3%	12.9%
LCR Pro forma(10)	111.4%	150.3%	173.4%
Risk Weighted Assets/Assets (10)	69.7%	64.0%	34.3%
Asset Quality
Non-performing loans as a percentage of Total Loans	3.7%	7.4%	4.1%
Allowances as a percentage of Total Loans	7.4%	7.1%	6.0%
Cost of risk (11)	7.7%	7.5%	5.4%
Cost of risk, net (12)	7.1%	7.1%	5.1%
Coverage Ratio(13)	208.8%	96.0%	147.2%
Other Data
Dividends paid to ordinary shares (Ps.million)	530,065	634,568	687,687
Dividends paid to the preferred shares (Ps.million)	—	—	—
Dividends per common share (Ps.)	1.2	1.4	1.5
Dividends per preferred share (Ps.)	—	—	—

(1)	Attributable comprehensive income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

(2)	Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.

(3)	Net interest income + Net income from financial instruments at fair value through profit or loss + Result from derecognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets. Since 2019, the Net Interest Margin ratio (“NIM”) also includes the exchange rate differences and net gains or losses from currency derivatives representing more accurately our financial margin and spreads. This ratio coincides with the net financial margin ratio published in previous years (now renamed as NIM).

(4)	Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Result from derecognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, net Services fee income, Income from insurance activities, etc.

(5)	Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Result from derecognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, net Services fee income, Income from insurance activities and Other net operating income.

(6)	Administration expenses divided by average assets, calculated on a daily basis.

(7)	Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were Ps456.7 million for the year ended December 31, 2020, and Ps.456.7 million for the years ended December 31, 2019 and 2018.

(8)	Peso amounts have been translated into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2020 which was Ps.84.15 to U.S.$1.00.

(9)	Loans and Leasing before allowances divided by total deposits.

(10)	For the calculation of these line items, see “Item 4.B – Business Overview – Banking Regulation and Supervision.” Proforma ratios include the liquidity retained at the holding company (Grupo Supervielle) level, which are available for future capital injections to our subsidiaries in order to fund our growth strategy.

(11)	Loan loss provisions divided by average loans, calculated on a daily basis.

(12)	Loan loss provisions including recovered loan loss provisions divided by average loans, calculated on a daily basis.

(13)	Allowances for loan losses divided by non-performing loans.

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
	As of December 31,		Change December 31,
	2020	2019	2020/2019
	Ps.	Ps.	%
Consolidated Income Statement Data
Interest income	64,699,880	60,983,625	6.1%
Interest expenses	(28,578,388)	(47,531,377)	(39.9)%
Net interest income	36,121,492	13,452,248	168.5%
Net income from financial instruments at fair value through profit or loss	3,315,582	28,536,382	(88.4)%
Result from derecognition of assets measured at amortized cost	657,019
Exchange rate difference on gold and foreign currency	1,064,545	(441,191)	(341.3)%
NIFFI and Exchange Rate Differences	5,037,146	28,095,191	(82.1)%
Net Financial Income	41,158,638	41,547,439	(0.9)%
Commissions income	11,493,824	11,707,556	(1.8)%
Commissions expense	(3,548,269)	(3,054,954)	16.1%
Income from insurance activities	1,671,455	1,896,923	(11.9)%
Net Service Fee Income	9,617,010	10,549,525	(8.8)%
Sub Total	50,775,648	52,096,964	(2.5)%
Other operating income	3,779,451	3,751,037	0.8%
Result from exposure to changes in the purchasing power of the currency	(4,290,328)	(7,296,543)	41.2%
Loan loss provisions	(8,615,060)	(10,533,018)	(18.2)%
Net Operating Revenue	41,649,711	38,018,440	9.6%
Personnel expenses	(18,176,866)	(19,283,346)	(5.7)%
Administration expenses	(10,318,557)	(10,310,666)	0.1%
Depreciations and impairment of premises and equipment	(2,407,028)	(2,470,504)	(2.6)%
Other operating expenses	(6,574,779)	(8,656,215)	(24.0)%
Operating income	4,172,481	(2,702,291)	N.R.
Results before taxes from continuing operations	4,172,481	(2,702,291)	N.R.
Income tax	(671,707)	(229,663)	192.5%
Net Income for the year	3,500,774	(2,931,954)	(219.4)%
Net income for the year attributable to parent company	3,499,882	(2,929,201)	(219.5)%
Net income for the year attributable to non-controlling interest	892	(2,753)	(132.4)%
Total Other Comprehensive Income	803,693	(65,123)	-1334.1%
Other comprehensive income attributable to parent company	802,914	(64,940)	-1336.4%
Other comprehensive income attributable to non-controlling interest	779	(183)	-525.7%
Total Comprehensive Income	4,304,467	(2,997,077)	(243.6)%
Total comprehensive income attributable to parent company	4,302,796	(2,994,141)	(243.7)%
Total comprehensive income attributable to non-controlling interest	1,671	(2,936)	(156.9)%
Return on Average Shareholders’ Equity	10.2%	(9.2)%
Return on Average Assets	1.4%	(1.1)%

Attributable comprehensive income in 2020 amounted to a Ps.4.3 billion gain, as compared to a Ps.3.0 billion loss in 2019.

Attributable net income in 2020 amounted to a Ps.3.5 billion gain, as compared to a Ps.2.9 billion loss in 2019.

ROAA and ROAE were 1.4% and 10.2%, respectively, in 2020, as compared to (1.1%) and (9.2%), respectively, in 2019.

2020 compared to 2019

In 2020, attributable comprehensive income amounted to a Ps.4.3 billion gain, compared to a Ps.3.0 billion loss in 2019.

The main factors explaining the performance improvement were:

•	a Ps.3.0 billion decrease in result from exposure to changes in the purchasing power of the currency to Ps.4.3 billion in 2020, compared to Ps.7.3 billion in 2019;

•	a Ps.2.1 billion decrease in Other expenses, net to Ps.2.8 billion from Ps.4.9 billion in 2019;

•	a Ps.1.9 billion decrease in Loan Loss Provisions to Ps.8.6 billion from Ps.10.5 billion in 2019;

•	a Ps.1.2 billion decrease in personnel and administrative expenses and Depreciation and Amortization (D&A) to Ps.30.9 billion from Ps.32.1 billion in 2019; and

•	a Ps.803.7 million gain in other comprehensive income compared to Ps.65.1 million loss in 2019.

These factors were partially offset by:

•	a Ps.707.0 million decrease in net services fee income, to Ps.7.9 billion from Ps.8.7 billion in 2019;

•	a Ps.442.0 million increase in income tax expenses to Ps.671.7 million from Ps.229.7 million in 2019;

•	a Ps.388.8 million decrease in net financial income, to Ps.41.2 billion from Ps.41.5 billion in 2019; and

•	a Ps.225.5 million decrease in income from insurance activities, to Ps.1.7 billion from Ps.1.9 billion in 2019

Net Financial Income (Net Interest Income (NII), Net Income from Financial Instruments (NIFFI) and Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income

Net financial income in 2020 amounted to Ps.41.2 billion and net interest margin (NIM) was 21.5%, compared to Ps.41.5 billion, and 21.0%, respectively, in 2019.

NIM in 2020 reflects (i) a higher proportion of average Peso Interest Earning Assets on total average Interest Earning Assets. NIM in Ps. decreased to 22.6% form 28.2% mainly due to higher proportion of average balance of Ps. investment portfolio on total average Peso Interest Earning Assets compared to 2019 reflecting higher average holdings in Central Bank LELIQs and Repo transactions to take advantage of higher spreads as average cost of funds decreased 1,500 bps. Loan portfolio NIM in Pesos increased by 170 bps to 25.9% from 24.2% mainly due to the decrease in cost of fund, partially offset by weak credit demand, higher credit cards volumes related to government sponsored programs, “Ahora 12” and “Previaje,” iii) lower yields on loans following the decrease in market interest rates and also due to credit lies granted to SMEs at preferential interest rates. Since April 2020, the Central Bank ruled a minimum floor on interest rates paid on time deposits reducing the deceleration of the Cost of Funds along the year.

Breakdown Net Interest Income, NIFFI, Result from derecognition of assets measured at amortized cost and Exchange Rate Differences

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019	Change
	$	$	%
Net Interest Income	36,121,492	13,452,248	168.5%
NIFFI, Result from derecognition of assets measured at amortized cost and Exchange Rate differences	5,037,146	28,095,191	(82.1%)
Total	41,158,638	41,547,439	(0.9%)

NIM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019

	(in percentages)
Net Interest Margin Breakdown
Total NIM	21.5%	21.0%
Ps.NIM	22.6%	28.2%
U.S.$NIM	13.9%	(3.4)%
Loan Portfolio NIM	21.6%	18.7%
Ps.NIM	25.9%	24.2%
U.S.$NIM	4.4%	4.8%
Investment Portfolio NIM	23.1%	18.6%
Ps.NIM	21.7%	28.5%
U.S.$NIM	101.2%	(68.7)%

Since 2019, the NIM also includes the exchange rate differences and net gains or losses from currency derivatives representing more accurately our financial margin and spreads. This ratio coincides with the net financial margin ratio published until 2018 (now renamed as NIM).

Net Interest Income

Net interest income in 2020 totaled Ps.36.1 billion, a 168.5% increase from the Ps.13.5 billion recorded in 2019. Year-on-year comparisons were impacted by the change in the business model and therefore in the classification and accounting methodology for all new Central Bank Securities and sovereign bonds acquired by the Group in 2020. In 2020, yield from investments in Central Bank securities has been recorded in NII following the Fair value through other comprehensive income methodology. Previously, when those securities were classified as Held for trading securities, yields from those investments were recorded in NIFFI following the Fair value through profit or loss accounting methodology while deposits to fund those marginal investments were reflected in Net Interest Income.

Excluding the results from Central Bank and government securities, Net Interest Income was impacted by the weak credit demand in 2020, volumes on government sponsored purchasing programs at a subsidized rate, and a decline in the commercial loan portfolio yield impacted by government sponsored credit lines granted to SMEs at a preferential interest rate and floor rates on Time Deposits since April 2020. This was partially offset by the 1,340 bps decrease in Cost of funds following the decrease in the average market interest rates.

i) Interest Income

Interest income in 2020 totaled Ps.64.7 billion, a 6.1% increase from the Ps.61.0 billion recorded in 2019, primarily due to yields from investments in Central Bank securities at fair value through other comprehensive income recorded in NII as available for sale while in previous year yields from investments in Central Bank securities were recorded in NIFFI following the fair value through profit or loss accounting methodology. This was partially offset by the 19.7% decrease in average balance of loans, while interest on loans decreased 528 basis points following the decrease in market interest rates and loans granted at subsidized and/or preferential rates under the government sponsored programs.

Our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2020	2019	2020/2019
	Ps.	Ps.	%
Interest on overdrafts	2,678,469	6,217,172	(56.9%)
Interest on promissory notes	6,226,382	8,002,944	(22.2%)
Interest on personal loans	14,173,544	17,584,460	(19.4%)
Interest on corporate unsecured loans	5,981,812	8,360,682	(28.5%)
Interest on credit cards loans	3,818,628	6,555,201	(41.7%)
Interest on mortgage loans	3,994,607	5,148,348	(22.4%)
Interest on automobile and other secured loans	738,403	943,454	(21.7%)
Interest on foreign trade loans	1,453,129	2,356,094	(38.3%)
Interest on leases	704,408	1,537,851	(54.2%)
Interest on government and corporate securities measured at amortized cost	20,524,157	-
Other	4,406,339	4,277,419	(3.0%)
Total	64,699,880	60,983,625	(6.1%)

The following table sets forth our yields on interest-earning assets:

	Grupo Supervielle S.A.
	Year ended December 31,
	2020		2019
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	14,065,519	42.8%	15,420,527	17.5%
Securities Issued by the Central Bank	47,584,764	37.5%	41,141,175	61.9%
Total Investment Portfolio	61,650,283	38.7%	56,561,702	49.8%
Loans
Loans to the Financial Sector	210,337	26.2%	756,381	34.2%
Overdrafts	6,633,775	40.4%	9,537,781	65.2%
Promissory Notes	14,838,492	42.0%	12,720,435	62.9%
Mortgage loans	10,646,858	37.5%	11,186,422	46.0%
Automobile and Other Secured Loans	1,591,768	46.4%	2,513,711	37.5%
Personal Loans	21,244,137	66.7%	31,223,272	56.3%
Corporate Unsecured Loans	17,479,098	34.2%	14,778,530	56.6%
Credit Card Loans	16,077,757	23.8%	16,664,402	39.3%
Receivables from Financial Leases	3,686,050	19.1%	6,043,733	25.4%
Total Loans excl. Foreign trade and U.S.$.loans	92,408,272	41.5%	105,424,667	51.8%
Foreign Trade Loans and U.S.$.loans	20,168,862	7.2%	34,697,331	6.8%
Total Loans	112,577,134	35.4%	140,121,996	40.7%
Repo transactions	16,983,342	25.6%	1,336,898	60.8%
Total Interest-Earning Assets	191,210,759	35.6%	198,020,596	43.4%

The average balance of loans excluding foreign trade loans and U.S. dollars loans totaled Ps.92.4 billion in 2020, representing a 12.3% decrease from Ps.105.4 billion in 2019. The decrease in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) is mainly explained by the following changes in average balance portfolio: (i) 32.0% or Ps.10.0 billion decrease in personal loans, (ii) 30.4% or Ps.2.9 billion decrease in overdraft, and (iii) 39.0% or Ps.2.4 billion decrease in receivable from financial leases. These were partially offset by 18.3% or Ps. 2.7 billion increase in corporate unsecured loans and 16.7% or Ps. 2.1 billion increase in promissory notes.

Interest on public and corporate securities measured at amortized cost amounted to Ps.20.5 billion in 2020. This line item mainly reflects results from investments in securities held to maturity or available for sale.

The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) decreased to 41.5% in 2020 from 51.8% in 2019. Average BADLAR decreased 1,970 basis points in 2020 to 29.7% compared to 48.7% in 2019.

ii) Interest Expenses

Our Interest expenses were comprised of the following:

	As of December 31,		Change December 31,
	2020	2019	2020/2019
	Ps.	Ps.	%
Interest on special checking accounts	6,325,123	8,182,612	(22.7%)
Interest on time deposits	19,574,998	27,030,921	(27.6%)
Interest on other liabilities from financial transactions	2,285,959	10,472,760	(78.2%)
Interest on financing from the financial sector	100,834	373,163	(73.0%)
Other	291,474	1,471,921	(80.2%)
Total	28,578,388	47,531,377	(39.9%)

Interest expenses for 2020 totaled Ps.28.6 billion, a 39.9% decrease from Ps.47.5 billion for 2019. This decrease was due to the 1,340 basis points decrease in the average rate of interest bearing liabilities rate, although minimum floor on interest rates on time deposits reduced the decrease in Cost of Funds along the year, while the average balance of interest-bearing liabilities decreased 1.1% and the average balance of total low and non-interest bearing deposits decreased 12.7% or Ps. 9.7 billion to Ps.66.8 billion.

Other financial expenses in 2020 totaled Ps.291.5 million, compared to Ps.1.5 billion in 2019.

The following table sets forth our yields on interest-bearing liabilities:

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Interest-Bearing Liabilities
Special Checking Accounts	40,167,184	15.7%	34,264,474	23.9%
Ps. Savings Accounts	31,600,583	19.9%	20,274,728	40.1%
Fx Savings Accounts	8,566,601	0.3%	13,989,746	0.4%
Time Deposits	71,509,505	27.4%	63,863,152	42.3%
Ps. Time Deposits	66,111,639	29.5%	55,979,526	48.1%
Fx Time Deposits	5,397,866	1.5%	7,883,626	1.3%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	15,418,940	15.5%	29,484,398	36.8%
Subordinated Loans and Negotiable Obligations	2,127,211	6.7%	3,000,494	6.2%

	Grupo Supervielle S.A.
	As of December 31,
	2020		2019
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
Total Interest-Bearing Liabilities	129,222,840	22.0%	130,612,518	35.4%
Low and Non-Interest Bearing Deposits
Savings Accounts	39,485,774	0.1%	43,817,323	0.2%
Ps. Savings Accounts	27,852,328	0.1%	22,705,198	0.4%
Fx Savings Accounts	11,633,446	0.0%	21,112,125	0.0%
Checking Accounts	27,297,175		32,656,585
Ps. Checking Accounts	25,448,014		20,570,858
Fx Checking Accounts	1,849,161		12,085,727
Total Low and Non-Interest Bearing Deposits	66,782,949		76,473,908
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	196,005,789	14.5%	207,086,426	22.4%

Average balance of our interest-bearing liabilities in 2020 totaled Ps.129.2 billion, compared to Ps. 130.6 billion in 2019. The Ps.1.4 billion decrease was explained by: i) a 47.7% decrease to Ps.14.1 billion in the average balance of our borrowings from other financial institutions, ii) a 12.0% increase to Ps.71.5 billion in the average balance of time deposits and iii) a Ps.5.9 billion or 17.2% increase in average balance of interest-bearing special checking accounts to Ps.40.2 billion from Ps.34.3 billion.

Average balance of our low or non-interest-bearing deposits in 2020 totaled Ps.66.8 billion, compared to Ps.76.5 billion in 2019. This decrease was mainly due to (i) a 59.4% or Ps. 19.7 billion decrease in Average balance of our U.S. dollar low or non-interest-bearing deposits, while Average balance of our Ps. low or non-interest-bearing deposits increased 23.2% or Ps. 10.0 billion to Ps. 53.3 billion.

Out of our total average interest-bearing deposits of Ps.151.2 billion in 2020, Ps.25.6 billion were U.S. dollar-denominated deposits and Ps.125.6 billion were Peso-denominated, compared to Ps.43.0 billion and Ps.99.0 billion, respectively, in 2019.

Out of our total average non-interest-bearing deposits of Ps.27.3 billion for 2020, Ps. 1.8 billion were U.S. dollar-denominated deposits and Ps.25.4 billion were Peso-denominated deposits, compared to Ps.12.1 billion and Ps.20.6 billion, respectively, in 2019.

The average rate paid on interest-bearing liabilities and low or non-interest-bearing deposits for 2020 was 14.5%, 780 basis points below the 22.4% average rate for 2019. For 2020, Peso-denominated time deposits accrued interest at an average rate of 29.5%, 1,860 basis points below the 48.1% average interest rate accrued in 2019. In 2020, U.S. dollar-denominated time deposits accrued interest at an average rate of 1.5%, 20 basis points above the 1.3% average interest rate accrued in 2019.

Our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2020 was Ps.15.4 billion, compared to Ps.29.5 billion in 2019. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations decreased 2,130 basis points to 15.5% in 2020, from 36.8% in 2019, reflecting the decline in the Badlar rate.

Our average balance of subordinated loans and subordinated negotiable obligations in 2020 was Ps.2.1 billion, compared to Ps.3.0 billion in 2019. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar-linked) was 6.7% in 2020, compared to 6.2% in 2019.

The following table sets forth interest bearing deposits by denomination:

	Grupo Supervielle S.A.
	As of December 31,
	2020			2019
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate
Savings accounts
Pesos	27,852,328	38,450	0.1%	22,705,198	82,889	0.4%
Dollars	11,633,446	3,129	0.0%	21,112,126	6,071	0.0%
Total	39,485,774	41,579	0.1%	43,817,323	88,960	0.2%
Special checking accounts
Pesos	31,600,583	6,301,439	19.9%	20,274,728	8,132,562	40.1%
Dollars	8,566,601	23,684	0.3%	13,989,746	50,049	0.4%
Total	40,167,184	6,325,123	15.7%	34,264,473	8,182,612	23.9%
Time deposits
Pesos	66,111,639	19,496,600	29.5%	55,979,526	26,926,870	48.1%
Dollars	5,397,867	78,398	1.5%	7,883,626	104,051	1.3%
Total	71,509,506	19,574,998	27.4%	63,863,152	27,030,920	42.3%
Total by currency
Pesos	125,564,549	25,836,489	20.6%	98,959,451	35,142,321	35.5%
Dollars	25,597,914	105,211	0.4%	42,985,498	160,171	0.4%
Total Deposits	151,162,464	25,941,700	17.2%	141,944,949	35,302,492	24.9%

iii) Net Income from financial instruments, Result from recognition of assets measured at amortized cost and Exchange rate differences

Net income from financial instruments at fair value through profit or loss, result from derecognition of assets measured at amortized cost and exchange rate differences for 2020 totaled Ps.5.0 billion, compared to Ps.28.1 billion recorded in 2019. Year-on-year comparisons were impacted by the change in the classification and therefore accounting methodology for all new Central Bank Securities and sovereign bonds acquired by the Company in 2020. In 2020, yield from investments in Central Bank securities has been recorded in NII following the Fair value through other comprehensive income methodology. Previously, when those securities were classified as Held for trading securities, yields from those investments were recorded in NIFFI following the Fair value through profit or loss accounting methodology while deposits to fund those marginal investments were reflected in Net Interest Income.

Income from government and corporate securities totaled Ps. 3.0 billion a 43.8% increase from Ps. 2.1 billion in 2019. This was due to 42.8% yield on these securities compared to 17.5% in 2019, while average balance decreased 8.8%.

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019
	Ps.	Ps.
Net income from financial instruments at fair value through profit or loss
Income from government and corporate securities	2,999,989	2,086,183
Income from securities issued by the Central Bank	135,491	25,478,678
Term operations	180,101	971,521
Total	3,315,582	28,536,382
Result from derecognition of assets measured at amortized cost	657,019	-
Exchange rate difference on gold and foreign currency	1,064,545	(441,191)
Total	5,037,146	28,095,191

	Grupo Supervielle S.A.
	As of December 31.
	2020	2019
	Ps.	Ps.
Financial income from U.S. dollar operations	1,285,180	(425,223)
NIFFI	854,571	(595,047)
U.S. dollar Government Securities	674,470	(1,566,568)
Term Operations	180,101	971,521
Interest Income	430,609	169,824
U.S. dollar Government Securities	430,609	169,824
Exchange rate differences on gold and foreign currency	1,064,545	(441,191)
Total (Loss) Income from U.S. dollar operations	2,349,725	(866,414)

Total income from U.S. dollar operations for 2020 totaled Ps.2.3 billion gain, compared to Ps.866.4 million loss recorded in 2019. This is mainly explained by, trading gains from US$ linked government securities, gains on foreign currency position due to the long FX position of the Bank’s treasury and, to a lesser extent, FX trading spreads across all customers segments. 2019 loss reflected the mark to market accounting of short-term U.S. dollar local treasury notes held by us following the debt reprofiling announced by the Argentine government in August 2019. Between October and December 2019, these instruments partially recovered the initial decline in prices. Also, these were partially offset by higher foreign currency trading with retail and institutional customers.

iv) Result from exposure to changes in the purchasing power of money

Result from exposure to changes in the purchasing power of the currency for 2020 totaled a Ps.4.3 billion loss, from the Ps.7.3 billion loss recorded in 2019. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 36.1% and 53.8% increase in consumer price index in 2020 and 2019, respectively, together with a lower proportion of net monetary assets in 2020 than in 2019.

Loan Loss Provisions

Throughout 2020, we updated and enhanced our expected loss models to adjust for the current economic outlook, included additional macroeconomic variables and updated its top-down analysis on specific industries that could continue to be highly impacted by the COVID-19 pandemic. As of December 31, 2020, the Group had COVID-19 specific anticipatory provisions.

Loan loss provisions totaled Ps.8.6 billion in 2020, an 18.2% decrease compared to Ps.10.5 billion in 2019. Provisions in 2019, had been impacted due to the challenging macroeconomic environment since 2018, and certain commercial loans that became delinquent along the year 2019.

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

In response to the COVID-19 pandemic and in order to mitigate the economic impact, the Argentine government has adopted social aid, monetary and fiscal measures. Among those measures, the Central Bank established rules regarding the criteria for debtor classification and provisioning until December 31, 2020, then these rules were extended through Communication “A” 7181 until March 31, 2021. These rules provide an additional 60-day period of non-payment before a loan is required to be classified as non-performing and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes. At the same time, the Central Bank ruled the suspension of the mandatory reclassification of debtors who are delinquent in other banks. At the same time, the Central Bank ruled several relief programs which allowed debtors to reschedule their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020.

The Coverage ratio increased to 208.8% from 96% as of December 31, 2019. The increase in coverage starting from the first quarter of 2020 reflects provisions made in advance of potential deterioration arising from the COVID-19 impacts and the weak macro environment, and benefits from the Central Bank regulatory easing, in place since first quarter of 2020.

The total NPL ratio was 3.7% as of December 31, 2020, decreasing by 374 bps from 7.4% as of December 31, 2019. In 2020, NPL benefitted from the above-mentioned relief programs ruled by the Central Bank amid the pandemic and the Central Bank regulatory easing on debtor classifications.

NPL ratio reflects: i) a 200 bps decrease in Corporate Segment NPL, ii) a 227 bps decrease in Personal and Business Banking Segment NPL, and iii) a 1,280 bps decrease in Consumer Finance Segment. All segments’ NPL ratio benefit from the above-mentioned relief programs implemented by the Central Bank amid the pandemic outbreak. Also, Personal & Business Banking Segment NPL and Consumer finance Segment NPL, benefit from the regulatory easing on debtor classification since March 2020. The Consumer Finance segment NPL ratio improvement also reflects the measures taken by the Company in the past two years in terms of tightening credit scoring standards and making changes in the collection process.

As above mentioned, starting April 2020, the Argentine Central Bank established certain automatic Deferral Programs amid the COVID-19 pandemic, both for credit cards and for loans:

Credit Cards:

a. Through Communication “A” 6964 the Central Bank ruled that all unpaid balances of credit card statements due between April 13 and April 30, 2020, should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances should not exceed an annual nominal rate of 43%.

b. Through Communication “A” 7095, the Central Bank determined that the unpaid balances of credit card financings due between September 1 and September 30, 2020 should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%.

Loans:

Through Communication “A” 6949, the Central Bank rescheduled unpaid payments on loans maturing between April 1 and June 30, 2020 and suspended the accrual of punitive interests on loans. Any unpaid installment is automatically rescheduled after the final maturity of the loan and at the same interest rate of the loan. This disposition affects all loans to individuals and companies and all products such as personal loans, mortgage loans, car loans, leasing, etc. This rule was extended three consecutive times, first, through Communication “A” 7044 to those loans maturing between July and September 31, 2020, then through Communication “A” 7107, this was extended to those loans maturing between October and December 31, 2020 and recently through Communication “A” 7181 to those loans maturing between January and March 31, 2021.

As of December 31, 2020, 11% of total loan portfolio has been subject to an automatic rescheduling.

1)	Ps.10.4 billion of loans maturing between April and December 30, 2020, were automatically rescheduled following Central Bank regulations, representing approximately 15% of total loans subject to automatic deferral.

Deferral of Loan Installments (% of total loans subject to deferral)	As of December, 2020
Individuals	12%
Commercial loans	15%
Consumer finance	39%
Total	15%
Total Amount Rescheduled	Ps.10.4 billion

2)	Ps.1.8 billion credit card balances have been deferred following Central Bank Communications “A” 6964 and “A” 7095.

Deferral of Credit Card Balance (As of December, 2020)	PS. (in millions)
Individuals	1,205
Consumer finance	600
Total	1,805

See changes in loan loss provisions in Note 26. Loans and Other Financing of our audited consolidated financial statements.

Net Services Fee Income

Our net services fee income was comprised of:

	As of December 31,
	2020	2019	Change
	(In thousands of Pesos, except percentages)
Deposit Accounts	4,627,421	4,777,932	(3.2%)
Credit cards commissions	3,413,407	3,944,787	(13.5%)
Loan Related	164,852	401,370	(58.9%)
Other commissions	3,288,144	2,583,467	(27.3%)
Total Services fee income	11,493,824	11,707,556	(1.8%)
Exports and foreign currency transactions	(78,423)	(99,114)	(20.9%)
Services fee paid	(3,469,846)	(2,955,840)	(17.4%)
Total Services fee expenses	(3,548,269)	(3,054,954)	(16.1%)
Income from insurance activities	1,671,455	1,896,923	(11.9%)
Net Service Fee Income	9,617,010	10,549,525	(8.8%)

Throughout 2020, the Central Bank ruled certain restrictions on fee repricing.

On February 19, 2020, through Communication “A” 6912, the Central Bank stated that financial institutions should not communicate fee increases nor new fees to users of financial services for 180 business days.

In response to the COVID-19 pandemic established the following measures:

(i) on March 26, 2020, through Communication “A” 6945, the Central Bank stated that until June 30, 2020, any transaction through ATMs would not be subject to any charges or fees. Later on, this ruling was extended three consecutive times, first until September 30, then until December 31, 2020 and then until March 31, 2021, and (ii) on November 5, 2020, through Communication “A” 7158, the Central Bank ruled that financial entities should not communicate repricing of fees on certain products related to Saving Accounts and Credit Cards until February 2021.

Net services fee income (excluding income from insurance activities) totaled Ps.7.9 billion in 2020, an 8.2% decrease compared to Ps.8.7 billion in 2019.

The decrease in our services fee income was driven mainly by:

(i)	a decrease in fees from credit and debit cards impacted by the decline in the amount of transactions made with credit and debit cards, together with the reduction in credit cards and debit cards merchant discount rates (“MDR”) set for 2020. Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce MDR on an annual basis. The maximum MDR for credit cards in 2019 was 1.65%, while since January 1, 2020 it was reduced to 1.50%. The maximum debit card sales commissions for 2019 was 0.80% while since January 1, 2020 is 0.7%;

(ii)	a decrease in loan related fees reflecting the weak credit demand and some regulatory restrictions on charging fees since the pandemic outbreak; and

(iii)	a decrease in deposit account commissions (comprised principally of maintenance and transaction fees on checking and savings accounts) impacted by the above-mentioned limitation to increase fees since February 2020. This was partially offset by an increase in other operations related fees and other fees due to Asset Management and brokerage fees.

Services fee expenses increased 16.1%, to Ps.3.5 billion in 2020, compared to Ps.3.1 billion in 2019, primarily due to higher commissions paid, while fees paid on exports and foreign currency transactions decreased 20.9%, or Ps.20.7 million.

Income from insurance activities

Income from insurance activities amounted to Ps.1.7 billion in 2020, reflecting a 11.9% decrease from the Ps.1.9 billion recorded in 2019, reflecting very low levels of sales in branches amid the pandemic restrictions. Gross written premiums measured in the unit at the end of the reporting period were down 6.3% in 2020, while non-credit related policies decreased 5.1%.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	As of December 31,
	2020	2019	Change

	(In thousands of Pesos, except percentages)
Salaries and social charges	16,682,917	16,902,763	(1.3%)
Other personnel expenses	1,493,949	2,380,583	(37.2%)
Total Personnel expenses	18,176,866	19,283,346	(5.7%)
Directors’ and statutory auditors’ fees	341,532	382,328	(10.7%)
Other professional fees	3,043,958	1,385,391	119.7%
Advertising and publicity	688,705	737,956	(6.7%)
Taxes	1,857,970	2,000,527	(7.2%)
Maintenance, security and services	2,823,341	2,351,755	20.1%
Leases	72,050	70,446	2.3%
Other	1,491,001	3,382,263	(55.9%)
Total Administration Expenses	10,318,557	10,310,666	0.1%
Total Personnel and Administration Expenses	28,495,423	29,594,012	(3.7%)

In 2020 personnel expenses amounted to Ps.18.2 billion, reflecting a 5.7% decrease from the Ps.19.3 billion recorded in 2019 mainly explained by 1.2% reduction in the employee base resulting from the streamlining of operations implemented since 2019, while salary increases performed in line with inflation levels. Excluding non-recurring severance and early retirement charges recorded in other personnel expenses in 2020 and in 2019, personnel expenses would have decreased 1.7%.

The number of our employees was 5,021 compared to 5,084 as of December 31, 2019. See “Item 6. Directors, Senior Management and Employees—Employees—Compensation.”

Administration expenses totaled Ps.10.3 billion in 2020, remaining flat compared to Ps.10.3 billion recorded in 2019. This performance was primarily due to (i) an increase in other professional fees (including audit, legal and other professional fees) to Ps.3.0 billion in 2020 from Ps.1.4 billion in 2019 which includes additional expenses on ongoing projects to support our digital transformation, and (ii) a Ps.471.6 million increase in other expenses including leases, security service expenses, maintenance and electricity, among others. These were offset by Ps. 1.9 billion decrease in Other expenses to Ps.1.5 billion from Ps. 3.4 billion, a 7.1% or Ps.142.6 million decrease in taxes which amounted to Ps.1.9 billion in 2020, and a 6.7% or Ps.49.3 million decrease in advertising and publicity which amounted to Ps.688.7 million in 2020.

In 2020, the efficiency ratio was 64.4%, decreasing 350 basis points from 2019. This decrease was primarily explained by a 3.6% decrease in total personnel, administration expenses and D&A, while revenues increased 1.7%.

Other Income/(Expenses), Net

We had other expenses, net of Ps.2.8 billion for 2020, compared to Ps.4.9 billion in 2019. This line item mainly includes turnover taxes and other expenses that in 2019 had been impacted by a provision to execute several strategic initiatives in different business segments and losses from investment properties.

Other Comprehensive Income, net of tax

Other comprehensive income, net of tax totaled Ps.803.7 million in 2020 compared to a net loss of Ps.65.1 million in 2019. This reflects mainly the difference between the amortized cost and the market value of financial instruments held for investments and the revaluation of properties.

Income Tax

As per the tax reform passed by Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) passed in December 2019, the corporate tax rate declined to 30% from 35% starting in fiscal year 2018, and should decline to 25% in fiscal year 2022, while a withholding tax on dividends was created with a rate of 7% since 2018 and 13% commencing fiscal year 2022. In addition, through the adoption of IFRS effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity.

The abovementioned tax reform allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the CPI issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% in 3 years on a cumulative basis in order to deduct inflation losses. In 2018 the 55% threshold was not met, but in 2019 inflation widely exceeded 30%. Therefore, the income tax provision since 2019 considers the losses arising from exposures to changes in the purchasing power of the currency, which significantly lowered the income tax expense for the current year.

For income tax return purposes, one sixth (1/6) of the inflation losses that arose in the 2019 fiscal year were deductible in 2019, while the remaining five sixths (5/6) will be deductible in each of the subsequent 5 years, commencing 2020. Accordingly, one sixth (1/6) of the inflation losses reduced the 2019 income tax provision, while the other five sixths (5/6) created a deferred tax asset. Regarding 2020, one sixth (1/6) of the inflation losses arising in the 2020 fiscal year is deductible in 2020, while the remaining five sixths (5/6) will be deductible in each of the subsequent 5 years. Accordingly, one sixth (1/6) of the inflation losses reduce the current income tax provision, while the other five sixths (5/6) create a deferred tax asset.

In 2020, the income tax charge amounted to Ps.671.7 million compared to Ps.229.7 million in 2019. Permanent differences between inflation adjustment for tax purposes and according to IAS 29 may arise, which increase or decrease the effective tax rate.

Results by Segments

Our results by segments for the years ended December 31, 2020 and 2019 are shown in Note 3 to our audited consolidated financial statements.

The table below sets forth information regarding the financial statements and the results of our personal and business banking (former retail banking segment), corporate banking, bank treasury, consumer finance, insurance and asset management and other services business segments for the years ended December 31, 2020 and 2019.

	Grupo Supervielle S.A.
	For the year ended December 31, 2020
	(in thousands of Pesos)
	Personal & Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Interest income	22,032,597	12,981,215	25,591,006	4,433,064	-	42,406	(380,408)	64,699,880
Interest expenses	(8,181,916)	(1,073,707)	(18,395,101)	(1,367,357)	-	(26,587)	466,280	(28,578,388)
Distribution of Income (Expense) for Treasury Funds(1)	3,409,620	-6,389,960	2,980,340	-	-	-	-	-
Net interest income	17,260,301	5,517,548	10,176,245	3,065,707	-	15,819	85,872	36,121,492
Net income from financial instruments (NIFFI) at fair value through profit or loss	-	-	2,315,048	143,465	353,513	162,716	340,840	3,315,582
Result from derecognition of assets measured at amortized cost	-	-	688,793	-	-	-	(31,774)	657,019
Exchange rate difference on gold and foreign currency	379,276	52,605	423,261	37,771	(98)	73,159	98,571	1,064,545
NIFFI and Exchange Rate Differences	379,276	52,605	3,427,102	181,236	353,415	235,875	407,637	5,037,146
Net Financial Income	17,639,577	5,570,153	13,603,347	3,246,943	353,415	251,694	493,509	41,158,638
Services fee income	7,464,407	672,282	59,634	2,133,202	-	1,584,304	(420,005)	11,493,824
Services fee expense	(2,453,402)	(192,364)	(59,759)	(762,313)	-	(50,754)	(29,677)	(3,548,269)
Income from insurance activities	-	-	-	-	1,454,204	-	217,251	1,671,455
Net Service Fee Income	5,011,005	479,918	(125)	1,370,889	1,454,204	1,533,550	(232,431)	9,617,010
Subtotal	22,650,582	6,050,071	13,603,222	4,617,832	1,807,619	1,785,244	261,078	50,775,648
Result from exposure to changes in the purchasing power of money	(1,078,519)	(1,274,193)	(269,124)	(887,134)	(381,065)	(253,338)	(146,955)	(4,290,328)
Other operating income	1,531,510	1,518,644	253,278	364,527	10,498	233,704	(132,710)	3,779,451
Loan loss provisions	(4,365,418)	(3,370,120)	(4,097)	(886,996)	-	11,571	-	(8,615,060)
Net Operating Income	18,738,155	2,924,402	13,583,279	3,208,229	1,437,052	1,777,181	-18,587	41,649,711
Personnel expenses	(13,284,682)	(1,271,081)	(930,606)	(1,713,808)	(317,809)	(540,802)	(118,078)	(18,176,866)
Administration expenses	(7,431,135)	(508,923)	(462,356)	(1,463,065)	(264,086)	(458,159)	269,167	(10,318,557)
Depreciations and impairment of non-financial assets	(1,924,361)	(144,156)	(108,498)	(135,823)	(20,761)	(10,497)	(62,932)	(2,407,028)
Other operating expenses	(3,834,606)	(1,255,478)	(736,566)	(602,415)	(1,826)	(103,867)	(40,021)	(6,574,779)
Subtotal	(7,736,629)	(255,236)	11,345,253	(706,882)	832,570	663,856	29,549	4,172,481
Income for subsidiaries and joint ventures	-	-	-	6,456	-	-	(6,456)	-
Income/(loss) before taxes	(7,736,629)	(255,236)	11,345,253	(700,426)	832,570	663,856	23,093	4,172,481
Income tax	1,380,576	75,324	(2,219,977)	122,886	(294,523)	(262,820)	526,827	(671,707)
Net loss for the year	(6,356,053)	(179,912)	9,125,276	(577,540)	538,047	401,036	549,920	3,500,774
Net income (loss) for the year attributable to owners of the parent company	(6,356,053)	(179,912)	9,125,276	(577,540)	538,047	401,036	549,028	3,499,882
Net income (loss) for the year attributable to non-controlling interest	-	-	-	-	-	-	892	892

	Grupo Supervielle S.A.
	For the year ended December 31, 2020
	(in thousands of Pesos)
	Personal & Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Other Comprehensive Income	220,150	115,969	479,208	-	-	-	(11,634)	803,693
Other comprehensive income attributable to parent company	220,150	115,969	479,208	-	-	-	(12,413)	802,914
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	779	779
Comprehensive Income (Loss)	(6,135,903)	(63,943)	9,604,484	(577,540)	538,047	401,036	538,286	4,304,467
Comprehensive income (loss) for the year attributable to owners of the parent company	(6,135,903)	(63,943)	9,604,484	(577,540)	538,047	401,036	536,615	4,302,796
Comprehensive income (loss) for the year attributable to non-controlling interest	-	-	-	-	-	-	1,671	1,671

	Grupo Supervielle S.A.
	For the year ended December 31, 2020
	(in thousands of Pesos)
	Personal & Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	12,345,695	533,466	23,288,859	238,350	2,176	399,895	(133,572)	36,674,869
Debt Securities at fair value through profit or loss	-	-	8,827,214	1,034,836	-	9,853	-	9,871,903
Loans and other financing	52,474,545	42,240,034	5,823,189	6,808,494	592,067	49,403	(2,592,546)	105,395,186
Other assets	8,569,274	8,324,469	58,840,094	3,063,890	1,254,830	1,080,197	16,156,234	97,288,988
Total Assets	73,389,514	51,097,969	96,779,356	11,145,570	1,849,073	1,539,348	13,430,116	249,230,946
Liabilities
Deposits	93,834,062	16,184,803	65,197,484	3,561,745	-	-	(136,500)	178,641,594
Financing received from the Argentine Central Bank and other financial institutions	15,011	-	5,794,778	2,529,652	-	48,169	(2,535,318)	5,852,292
Unsubordinated negotiable Obligations	23,896	12,588	4,190,264	-	-	-	-	4,226,748
Other Liabilities	7,481,326	2,073,534	5,859,467	2,016,065	857,130	579,256	5,964,046	24,830,824
Total Liabilities	101,354,295	18,270,925	81,041,993	8,107,462	857,130	627,425	3,292,228	213,551,458

	Grupo Supervielle S.A.
	For the year ended December 31, 2019
	(in thousands of Pesos)
	Personal & Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Interest income	30,299,712	19,478,944	6,132,453	6,834,394	-	303,685	(2,065,563)	60,983,625
Interest expenses	(11,995,094)	(4,676,394)	(28,791,267)	(4,274,907)	-	(182,092)	2,388,377	(47,531,377)
Distribution of Income (Expense) for Treasury Funds(1)	6,447,537	(9,131,377)	2,683,840	-	-	-	-	-
Net interest income	24,752,155	5,671,173	(19,974,974)	2,559,487	-	121,593	322,814	13,452,248
Net income from financial instruments (NIFFI) at fair value through profit or loss	13,964	-	27,334,575	331,348	526,305	132,899	197,291	28,536,382
Exchange rate difference on gold and foreign currency	2,601,295	281,750	(3,381,111)	11,166	1,679	29,577	14,453	(441,191)

	Grupo Supervielle S.A.
	For the year ended December 31, 2019
	(in thousands of Pesos)
	Personal & Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
NIFFI and Exchange Rate Differences	2,615,259	281,750	23,953,464	342,514	527,984	162,476	211,744	28,095,191
Net Financial Income	27,367,414	5,952,923	3,978,490	2,902,001	527,984	284,069	534,558	41,547,439
Services fee income	7,153,209	1,532,939	50,267	2,433,057	-	868,490	(330,406)	11,707,556
Services fee expense	(1,979,198)	(166,561)	(66,517)	(889,658)	-	(41,409)	88,389	(3,054,954)
Income from insurance activities	-	-	-	-	1,627,670	-	269,253	1,896,923
Net Service Fee Income	5,174,011	1,366,378	(16,250)	1,543,399	1,627,670	827,081	27,236	10,549,525
Subtotal	32,541,425	7,319,301	3,962,240	4,445,400	2,155,654	1,111,150	561,794	52,096,964
Result from exposure to changes in the purchasing power of money	(2,439,672)	(2,243,877)	(535,746)	(1,141,796)	(1,204,601)	(475,643)	744,792	(7,296,543)
Other operating income	1,665,517	860,383	467,542	568,593	10,190	212,318	(33,506)	3,751,037
Loan loss provisions	(4,555,505)	(4,302,282)	33,553	(1,760,136)	-	51,352	-	(10,533,018)
Net Operating Income	27,211,765	1,633,525	3,927,589	2,112,061	961,243	899,177	1,273,080	38,018,440
Personnel expenses	(14,363,518)	(1,412,159)	(886,187)	(1,740,329)	(255,296)	(414,832)	(211,025)	(19,283,346)
Administration expenses	(7,109,852)	(464,220)	(421,634)	(1,592,780)	(359,381)	(360,971)	(1,828)	(10,310,666)
Depreciations and impairment of non-financial assets	(1,891,160)	(247,501)	(97,492)	(136,548)	(12,751)	(9,014)	(76,038)	(2,470,504)
Other operating expenses	(4,635,433)	(2,306,728)	(693,363)	(865,702)	(1,673)	(135,505)	(17,811)	(8,656,215)
Subtotal	(788,198)	(2,797,083)	1,828,913	(2,223,298)	332,142	(21,145)	966,378	(2,702,291)
Income for subsidiaries and joint ventures	-	-	-	4,570	-	-	(4,570)	-
Income/(loss) before taxes	(788,198)	(2,797,083)	1,828,913	(2,218,728)	332,142	(21,145)	961,808	(2,702,291)
Income tax	7,210	8,894	24,010	736,962	(301,677)	(117,294)	(587,768)	(229,663)
Net loss for the year	(780,988)	(2,788,189)	1,852,923	(1,481,766)	30,465	(138,439)	374,040	(2,931,954)
Net income (loss) for the year attributable to owners of the parent company	(780,988)	(2,788,189)	1,852,923	(1,481,766)	30,465	(138,439)	376,793	(2,929,201)
Net income (loss) for the year attributable to non-controlling interest	-	-	-	-	-	-	(2,753)	(2,753)
Other Comprehensive Income	(50,447)	(35,598)	(89,847)	-	110,770	-	(1)	(65,123)
Other comprehensive income attributable to parent company	(50,447)	(35,598)	(89,847)	-	110,770	-	182	(64,940)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(183)	(183)
Comprehensive Income (Loss)	(831,435)	(2,823,787)	1,763,076	(1,481,766)	141,235	(138,439)	374,039	(2,997,077)
Comprehensive income (loss) for the year attributable to owners of the parent company	(831,435)	(2,823,787)	1,763,076	(1,481,766)	141,235	(138,439)	376,975	(2,994,141)
Comprehensive income (loss) for the year attributable to non-controlling interest	-	-	-	-	-	-	(2,936)	(2,936)

	Grupo Supervielle S.A.
	For the year ended December 31, 2019
	(in thousands of Pesos)
	Personal & Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Assets
Cash and due from banks	10,471,392	1,392,602	22,967,633	437,209	4,608	3,295,926	(2,624,035)	35,945,335
Debt Securities at fair value through profit or loss	-	-	425,175	126,287	-	222,499	-	773,961

	Grupo Supervielle S.A.
	For the year ended December 31, 2019
	(in thousands of Pesos)
	Personal & Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Consolidated Total
Loans and other financing	56,863,126	52,299,847	5,064,985	6,857,365	618,048	41,858	(1,927,882)	119,817,347
Other assets	3,216,481	1,600,424	24,308,991	4,050,457	1,485,761	733,256	10,488,202	45,883,572
Total Assets	70,550,999	55,292,873	52,766,784	11,471,318	2,108,417	4,293,539	5,936,285	202,420,215
Liabilities
Deposits	86,332,384	14,481,577	21,342,195	2,224,661	-	-	(3,204,562)	121,176,255
Financing received from the Argentine Central Bank and other financial institutions	17,161	-	12,250,927	1,293,014	-	62,652	(1,347,144)	12,276,610
Unsubordinated negotiable Obligations	147,721	104,240	8,013,021	-	-	21,181	-	8,286,163
Other Liabilities	6,347,903	1,876,158	5,926,868	4,348,891	1,031,927	3,517,477	5,726,877	28,776,101
Total Liabilities	92,845,169	16,461,975	47,533,011	7,866,566	1,031,927	3,601,310	1,175,171	170,515,129

(1)	These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

Personal and Business Banking

Attributable comprehensive income in 2020 recorded a Ps.6.1 billion loss, compared to a Ps.831.4 million loss in 2019,

The main factors explaining the performance were:

i)	a Ps.9.7 billion or 35.5% decrease in Net Financial Income mainly due to weak credit demand and lower interest earned on loans following the decrease in market interest rates, and lower income on foreign currency trading reflecting the restrictions on FX transactions. These were partially offset by a decrease in interest expenses, following the decrease in market interest rates, and

ii)	a Ps.163.0 million or 3.2% decrease in Net Service Fee income. On February 19, 2020, through Communication “A” 6912, the Central Bank stated that financial institutions should not communicate fee increases nor new fees to users of financial services for 180 business days. Then, in response to the Covid-19 pandemic established the following measures: i) on March 26, 2020, through Communication “A” 6945, the Central Bank stated that until June 30, 2020, any transaction through ATMs would not be subject to any charges or fees. Later on, this ruling was extended three consecutive times, first until September 30, then until December 31, 2020 and then until March 31, 2021, and ii) on November 5, 2020, through Communication “A” 7158, the Central Bank ruled that financial entities should not communicate repricing of fees on certain products related to Saving Accounts and Credit Cards until February 2021.

These were partially offset by

iii)	a 4.2% or Ps.190.1 million decrease in Loan Loss Provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. Delinquency requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year. 2020 NPL ratio benefitted from:(i) the relief program ruled by the Central Bank amid the pandemic, allowing debtors to defer their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020, and ii) the Central Bank regulatory easing on debtor classifications amid the pandemic (adding a 60-days grace period before loans are classified as non-performing) and the suspension of mandatory reclassification of customers that are non-performing with other banks, but performing with Supervielle which was introduced in 1Q20 and was extended until March 31, 2021,

iv)	a 55.8% or Ps.1.4 billion decrease in the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 36.1% increase in consumer price index in 2020, compared to a 53.8% increase in 2019,

v)	a 3.1% or Ps.724.4 million decrease in Personnel, Administrative and D&A expenses, and

vi)	a tax gain of Ps. 1.4 billion in 2020.

In 2020, the Personal & Business Banking segment’s loan and financing portfolio totaled approximately Ps.52.5 billion compared to Ps.56.9 billion in 2019. In 2020, retail deposits amounted to Ps.93.8 billion, a 20.2% decrease from the Ps.86.3 billion in 2019.

Corporate Banking

Attributable comprehensive income in 2020 recorded a Ps.63.9 million loss, compared to a Ps.2.8 billion loss in 2019

The main factors explaining the performance improvement were:

(a)	a 21.7% or Ps.932.2 million decrease in Loan Loss Provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. Throughout 2020, the Company updated and enhanced its expected loss models to adjust for the current economic outlook, included additional macroeconomic variables and updated its top-down analysis on specific industries that could continue to be highly impacted by the Covid-19 pandemic. But in 2019 the corporate segment had been significantly impacted by the increase in delinquency ratios mainly due to the economic downturn in Argentina. As of December 31, 2020, collateralized commercial loans were 43% of total, and collateralized non-performing commercial loans increased to 80% of total, from 58% as of December 31, 2019. Corporate loans showed an NPL ratio of 6.7% as of December 31, 2020, decreasing from 9.2% as of December 31, 2019, benefitted from the above-mentioned relief programs implemented by the Central Bank amid the pandemic outbreak,

(b)	a 43.2% or Ps.969.7 million decrease in the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 36.1% increase in consumer price index in 2020, compared to a 53.8% increase in 2019,

(c)	a 9.4% or Ps.199.7 million decrease in Personnel, Administrative expenses and D&A,

(d)	Other income, net of Ps. 263 million gain, compared to Ps.1.5 billion loss in 2019, and

(e)	a Ps.116 million gain in other comprehensive income, reflecting the revaluation of properties in Ps. to adjust to market value at each revaluation date.

These were partially offset by: i) a Ps.382.8 million or 6.4% decrease in Net Financial Income mainly due to weak credit demand and lower interest earned on loans following the decrease in market interest rates and by government sponsored credit lines granted to SMEs at preferential rates, and lower income on foreign currency trading. These were partially offset by a decrease in interest expenses, following the decrease in market interest rates, and ii) a Ps. 886.5 million or 64.9% decrease in Net Service Fee income reflecting lower credit origination.

In 2020 the corporate banking segment’s loan and financing portfolio totaled Ps.42.2 billion compared to Ps.52.3 billion in 2019 reflecting lower credit demand following the recession recorded in 2020.

In 2020 corporate deposits amounted to Ps.16.2 billion, compared to Ps.14.5 billion in 2019.

Treasury

Attributable comprehensive income in 2020 recorded a Ps.9.6 billion gain, compared to Ps.1.7 billion gain in 2019.

This performance is explained by (i) a Ps.9.6 billion increase in net financial income, and (ii) a 49.8% decrease or Ps.266.6 million loss from exposure to changes in the purchasing power to Ps.269.1 million.

These were partially offset by: (i) Ps.2.2 billion charge in income tax compared to Ps.23.8 million gain in 2019, (ii) a Ps.255.7 million increase in other expenses net to Ps.483.3 million, (iii) a Ps.16.1 million decrease to Ps.0.1 million in Net Service Fee Income, and (iv) a 6.9% or Ps. 96.6 million increase in Personnel, Administrative Expenses and D&A.

In 2020 net financial income totaled Ps.13.6 billion, an increase of Ps.9.6 billion from Ps.4.0 billion in 2019. This increase was mainly due to higher income from holdings of securities issued by the Central Bank and Repo Transactions with the Central Bank due to higher volumes of these securities and transactions respectively. 2019 had reflected a loss from mark to market accounting of short-term Pesos and U.S. dollars treasury notes held by us following the debt reprofiling announced by the Argentine government in August 2019.

In 2020, yield from investments in Central Bank securities has been recorded in NII following the Fair value through other comprehensive income methodology. Previously, and until October 2019 when those securities were classified as Held for trading securities, yields from those investments were recorded in NIFFI following the Fair value through profit or loss accounting methodology while deposits to fund those marginal investments were reflected in Net Interest Income.

Consumer Finance

Attributable comprehensive income in 2020 recorded a Ps.577.5 million loss compared to a Ps.1.5 billion loss in 2019.

The main factors explaining this performance were:

(i)	a Ps.873.1 million decrease in loan loss provisions to Ps.887.0 million from Ps.1.8 billion in 2019. This reflects the measures taken by us in the past two years in terms of tightening credit scoring standards and making changes in the collection process, following the peaks observed in the second quarter of 2018. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year,

(ii)	a Ps.344.9 million increase in net financial income to Ps.3.2 billion, compared to Ps.2.9 billion in 2019. This increase was mainly due to a 19.8% increase to Ps.3.1 billion in net interest income as a result of the decrease in the cost of funds following the decline in market interest rates, while net income from financial instruments and exchange rate differences recorded a Ps.181.2 million gain in 2020, compared to a Ps.342.5 million gain in 2019,

(iii)	a Ps.254.7 million decrease in the loss from exposure to changes in the purchasing power of money to Ps.887.1 million compared to Ps.1.1 billion loss in 2019. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 36.1% and 53.8% increase in the consumer price index in 2020 and 2019 respectively, and

(iv)	a 4.5% or Ps.157.0 million decrease in personnel, administrative and D&A expenses to Ps.3.3 billion from Ps.3.5 billion.

These were partially offset by a 11.2% or Ps.172.5 million decrease in Net Fee Income. On February 19, 2020, through Communication “A” 6912, the Central Bank stated that financial institutions should not communicate fee increases nor new fees to users of financial services for 180 business days. Then, in response to the COVID-19 pandemic, the Central Bank established through Communication “A” 7158, that financial entities should not communicate repricing of fees on certain products related to saving accounts and credit cards until February 2021.

The Consumer Finance NPL ratio was 4.7% in 2020, declining from 17.2% in 2019. The NPL improvement benefitted from: (i) the Central Bank regulatory easing amid the pandemic on debtor classifications (adding a 60 days grace period before the loan is classified as NPL) which was introduced in the first quarter of 2020 and was extended until March 31, 2021, and (ii) the relief programs ruled by the Central Bank amid the pandemic, allowing debtors to defer their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April 2020 and September 2020. Moreover, NPL improvement reflects the measures taken by the Company since first quarter of 2018 to enhance asset quality following the peaks observed in 2018.

Insurance

Attributable comprehensive income totaled Ps.538.0 million in 2020 compared to Ps.141.2 million in 2019. This was due to a Ps. 823.5 million decrease in the net loss from exposure to changes in the purchasing power of the currency to Ps.381.1 million compared to a net loss of Ps.1.2 billion in 2019. Net Service Fee Income decreased Ps.173.5 million to Ps.1.5 billion in 2020 from Ps.1.6 billion in 2019. This performance reflects very low levels of sales in bank branches amid the pandemic restrictions, a higher accident rate since relaxation of the lockdown and also due to higher claims paid.

Asset Management and Other Services

Attributable Comprehensive Income recorded a Ps.401.0 million gain in 2020 compared to Ps.138.4 million loss in 2019.

The increase in 2020 was mainly driven by (i) Ps.85.4% or Ps.706.5 million increase in net service fee income to Ps.1.5 billion in 2020, mainly due to higher activity in the asset management industry together with higher revenues from InvertirOnline, and (ii) a 46.7% decrease in the loss from exposure to changes in the purchasing power of the currency to Ps.253.3 million from Ps.475.6 million in 2019. These were partially offset by the 28.6% or Ps.224.6 million increase in personnel, administrative and D&A expenses and 11.4% or Ps.32.3 million decrease in Net Financial Income.

Adjustments

Results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable comprehensive income recorded a Ps.536.6 million gain in 2020 compared to Ps.377.0 million gain in 2019.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2020		2019
	Amount	%	Amount	%

	(in thousands of Pesos, except percentages)
Cash and due from banks	36,674,869	14.7%	35,945,335	17.8%
Debt Securities at fair value through profit or loss	9,871,903	4.0%	773,961	0.4%
Loans and financing portfolio	105,395,186	42.3%	119,817,347	59.2%
Other debt securities	40,859,975	16.4%	14,238,340	7.0%
Other assets(1)	56,429,013	22.6%	31,645,232	15.6%
Total	249,230,946	100.0%	202,420,215	100.0%

(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.249.2 billion total assets as of December 31, 2020, Ps.239.7 billion, equivalent to 96.2% of the total, corresponded to the Bank and CCF. As of December 31, 2020, our total direct exposure to the non-financial public sector amounted to Ps.72.7 billion which is primarily composed of our holdings of government securities, securities issued by the Central Bank and Repo Transactions with the Central Bank.

Item 5.B	Liquidity and Capital Resources

Our main source of liquidity is the Bank’s deposit base. CCF also securitize portions of its loan portfolios to generate liquidity for its operations. The Bank and CCF also receive deposits and interbank calls and issue short-term debt securities in the Argentine capital markets for financing. Additionally, long-term financing and capital contributions enable us to cover most of our liquidity requirements.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2020, 2019 and 2018, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019	2018
Net loss for the year	3,500,774	(2,931,954)	(6,401,490)
Adjustments to obtain flows from operating activities:
Income tax	671,707	229,663	2,117,088
Depreciations and impairment of assets	2,407,028	2,470,504	905,545
Loan loss provisions	8,615,060	10,533,018	10,846,363
Exchange rate difference on gold and foreign currency	(1,064,545)	441,191	(2,359,639)
Interest income	(64,699,880)	(60,983,625)	(63,700,230)
Interest expenses	28,578,388	47,531,377	36,468,510
Net income from financial instruments at fair value through profit or loss	(3,315,582)	(28,536,382)	(13,215,705)
Fair value of Investment property	92,457	173,076	(301,426)
Result from exposure to changes in the purchasing power of the currency	4,290,328	7,296,543	12,597,117
Interest over Leases liabilities	207,035	289,288	—
Asset retirements measured at amortized cost	(657,019)	—	—
Loans recovered and allowances reversed	(572,480)	(678,796)	(665,561)
(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(3,704,499)	33,730,615	13,361,338
Derivatives	206,736	(317,331)	49,878
Repo transactions	(22,354,735)	—	10,358,040
Loans and other financing		—
To the non-financial public sector	15,777	29,390	32,129
To the other financial entities	75,779	746,839	393,321
To the non-financial sector and foreign residents	69,862,241	87,397,438	73,827,816
Other debt securities	(26,621,635)	(5,209,685)	(7,918,913)
Financial assets in guarantee	2,356,401	(3,057,655)	(180,104)
Investments in equity instruments	(48,916)	1,941	122,467
Other assets	(578,668)	3,051,066	(9,736,045)
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	464,124	(15,810,885)	4,174,518
Financial sector	19,163	(14,598)	4,299
Private non-financial sector and foreign residents	28,504,851	(113,144,888)	(16,309,593)
Derivatives	1,995	(197,328)	197,328
Repo operations	(435,401)	435,401	-
Liabilities at fair value with changes in results	1,743,945	(303,388)	561448
Other liabilities	(3,796,035)	713,438	995,641
Income Tax paid	(1,272,880)	(1,102,703)	(2,932,952)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	22,491,514	(37,218,430)	43,291,188
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(4,724,074)	(1,516,436)	(5,978,681)
Purchase of liabilities and equity instruments issued by other entities	(47,564)	—	(376,258)
Purchase of investments in subsidiaries	(7,292)	(269,496)	(3,849,461)
Collections:
Disposals related to PPE, intangible assets and other assets	425,906	10,920	908,416
NET CASH USED IN INVESTING ACTIVITIES (B)	(4,353,024)	(1,775,012)	(9,295,984)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Changes in investments in subsidiaries that do not result in control loss	—	772	(1,252)
Operating Leases	(1,366,164)	(1,703,937)	-
Unsubordinated negotiable obligations	(6,785,701)	(155,072,118)	(143,192,966)
Financing received from Argentine Financial Institutions	(21,297,718)	(23,641,629)	(15,818,913)
Subordinated negotiable obligations	(1,774,264)	(1,147,619)	(27,195)
Dividends	(530,065)	(634,568)	(687,687)

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019	2018
Collections:
Changes in the subsidiaries’ participation without change of control	—	—	—
Unsubordinated negotiable obligations	2,653,805	11,452,532	8,752,664
Financing received from Argentine Financial Institutions	14,873,400	150,529,472	149,113,655
Subordinated obligations	—	—
Contributions from shareholders	—	—
NET CASH (USED IN)/ PROVIDED BY FINANCING ACTIVITIES (C)	(14,226,707)	(20,217,095)	(1,861,694)
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	10,375,405	32,802,331	32,132,480
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	14,287,188	(26,408,206)	64,265,990
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS	(12,853,555)	(33,941,124)	(32,132,480)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	38,032,893	98,382,223	66,248,712
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	39,466,526	38,032,893	98,382,223

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures for 2021.

Cash Flows from Operating Activities

In 2020, operating activities used Ps.22.5 billion of net cash, compared to Ps.37.2 billion of net cash provided in 2019. Net decrease in loans to the non-financial sector amounted to Ps.69.9 billion in 2020, compared to a decrease of Ps.87.4 billion in 2019. Net operating income from debt securities and derivatives decreased to Ps. 1.8 billion in 2020 from Ps.33.2 billion in 2019. Net decrease in deposits amounted to Ps.29.0 billion in 2020, compared to a net increase of Ps.129.0 billion in 2019.

Cash Flows from Investing Activities

In 2020, we used Ps.4.4 billion of net cash in our investing activities, compared to Ps.1.8 billion of net cash used in 2019. In 2020, funds used mainly in intangible assets and others were Ps.4.6 billion.

Cash Flows from Financing Activities

In 2020, net cash used in financing activities was Ps.14.2 billion, compared to Ps.20.2 billion in 2019.

In 2020, net funds used to make payments of unsubordinated negotiable obligations was Ps.18.6 billion, compared to Ps.12.2 billion used in 2019. Net funds used to make payments of subordinated negotiable obligations was Ps.1.8 billion in 2020, compared to Ps.1.1 billion used in 2019. Net collection from Argentine financial institutions was Ps.8.1 billion in 2020, compared to Ps.4.5 billion net payments in 2019. In 2020 and 2019, net cash used in dividends payments was Ps.530.1 million and Ps.634.6 million, respectively.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019

	(in thousands of Pesos, except percentages)
From the non-financial public sector	7,911,255	7,447,131
% of deposits	4.4%	6.1%
From the financial sector	57,416	38,253
% of deposits	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	16,891,003	16,499,716
% of deposits	9.5%	13.6%
Savings accounts	43,414,117	40,009,355
% of deposits	24.3%	33.0%
Special checking accounts	59,431,348	12,719,215
% of deposits	33.3%	10.5%
Time deposits	46,113,056	32,483,536
% of deposits	25.8%	26.8%
Investment accounts	227,191	5,628,596
% of deposits	0.1%	4.6%
Others	3,457,400	4,052,648
% of deposits	1.9%	3.3%
Interest and differences in exchange rates payable	1,138,809	2,297,805
% of deposits	0.6%	1.9%
Total	178,641,595	121,176,255

Total deposits increased 47.4% in 2020. Total deposits from the non-financial private sector increased 50.1% to represent 95.5% of our total deposits as of December 31, 2020. Total deposits from the non-financial public sector increased 6.5% to represent 4.5% of our total deposits as of December 31, 2020.

Private sector checking accounts, saving accounts deposits, time deposits and special checking accounts increased 2.4%, 8.5%, 42.0% and 367.3%, respectively, in 2020.

Retail customer deposits in Pesos represented 37% of total deposits as of December 31, 2020. Wholesale and institutional deposits in Pesos declined to 43.5% of total deposits in Pesos from 46.9% as of September 30, 2020.

Financings

Banco Supervielle S.A.

Global Program for the Issuance of Medium-Term Notes for up to U.S.$2.3 billion

On September 22, 2016, the Shareholders’ meeting No. 117, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of U.S.$800,000,000. The Program was authorized by the CNV through Resolution No. 18,376 dated November 24, 2016. On March 6, 2018, the Shareholders’ meeting, resolved to approve the extension of the Program for up to a maximum outstanding amount of U.S.$2,300,000,000. The Program was authorized by the CNV through Resolution No. 19,470 dated April 16, 2018.

Frequent issuer regime registration CNV

On August 6, 2018, the Board of Directors resolved to request the CNV to register the Bank as a frequent issuer of negotiable obligations. Said request was authorized by the CNV through Resolution No. 19,958 dated December 27, 2018. The Bank is registered with the CNV as a frequent issuer of Negotiable Obligations under No. 03. At the board meeting of the company on March 7, 2019, it was resolved to approve the Bank’s ratification in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was resolved to allocate the maximum amount of U.S.$300,000,000 corresponding to the Global Issuance Program of Negotiable Obligations for up to U.S.$2,300,000,000, with the bank in the process of reducing the maximum amount of said Program. The CNV approved said ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020.

On June 12, 2020, the Board of Directors of Banco Supervielle SA, approved the issuance of its Class G Non-Subordinated Negotiable Obligation for an amount that will not exceed in its N/V U.S.$30,000,000 set within the Global Program of Negotiable Obligations. It was also approved to modify the terms of said issuance, so that the Issue Amount is up to U.S.$50,000,000 and without prejudice to the fact that the Negotiable Obligations are denominated in U.S. dollars, they may be integrated and payments under them can be made in pesos. The bidding period ended on June 25, 2020.

As of December 31, 2020, and 2019, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows (with figures expressed in thousands of Pesos):

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2020	12/31/2019
Banco Supervielle Class A	02/09/2017	08/09/2020	Badlar + Spread 4.5%	-	5,179,248
Banco Supervielle Class C	12/22/2017	12/22/2021	Badlar + Spread 4.25%	444,327	908,288
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	1,579,563	2,177,446
Banco Supervielle Class G	06/30/2020	06/30/2021	2% Annual Nominal	2,202,858	-
Total				4,226,748	8,264,982

Program for the issuance of notes for up to nominal value Ps.750 million (increased to Ps.2 billion)

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, approved the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of U.S.$750,000,000. On April 15, 2016, the Ordinary and Extraordinary Shareholders’ meeting approved to increase the maximum outstanding amount of the Program to $2,000,000,000 or its equivalent in foreign currency, passed by Resolution N° 18,224 from the CNV on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2020 and 2019 (figures expressed in thousands of pesos):

								Book Value
Issuance date	Currency	Class	Amount	Amortization	Term	Maturity date	Rate	12/31/2020	12/31/2019
08/20/2013	US$	III	22,500	100% at mat,	84 Months	08/20/20	7%	-	1,780,980
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/21	7%	1,140,469	1,105,048
Total								1,140,469	2,886,028

Cordial Compañía Financiera S.A. (renamed as IUDÚ Compañia Financiera S.A., with registration pending)

Global Program for the Issuance of Negotiable Obligations for up to U.S.$500.000.000

On March 22, 2017, the shareholders’ meeting No.45 of CCF resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of U.S.$500,000,000. The Program was authorized by the CNV Board through Resolution No. 18,650 dated May 10, 2017.

As of December 31, 2020, and 2019, Cordial Compañía Financiera S.A. had no negotiable obligations outstanding.

MicroLending S.A.U.

On June 22, 2017, the shareholders’ meeting of MicroLending S.A.U. resolved to approve the issuance of Negotiable Obligations for up to a maximum outstanding amount of Ps.35,000,000. The issuance was authorized by the CNV Board through Resolution RESFC-2017-18946-APN dated September 20, 2017.

As of December 31, 2020 and 2019 the amounts outstandings and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows (in millions of Ps.):

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2020	12/31/2019
Micro Lending Class III	10/04/2017	10/05/2020	Badlar + Spread 7%	-	21,181

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2020	2019	2018

	(in thousands of Pesos, except percentages)
Shareholders’ equity at the end of the period attributable to owners of the parent company	35,651,135	31,878,404	35,506,450
Average shareholders’ equity(1)	34,400,841	31,791,694	39,063,579
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	14.3%	15.8%	12.0%
Average shareholders’ equity as a percentage of average total assets	13.4%	11.7%	12.0%
Total liabilities as a multiple of total shareholders’ equity	6.0	5.3	7.4
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	11.9%	13.2%	10.3%

(1)	Calculated on a daily basis.

(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and CCF’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31, (1)
	2020	2019	2018
Total Capital
Tier 1 Capital
Paid in share capital common stock	829,564	829,564	771,965
Share premiums	6,898,635	6,898,635	5,481,234
Disclosed reserves and retained earnings	(4,786,695)	5,351,399	4,602,483
Non-controlling interests	346,732	125,955	63,044
IFRS Adjustments	366,192	1,001,756	(472,796)
Capital Adjustments	22,680,725	-	-
Expected Credit Losses	2,210,136	-	-
100% of results	1,585,872	2,247,147	1,133,354
50% of positive results	312,738	536,635	268,581
Sub-Total: Gross Tier I Capital	30,443,899	16,991,091	11,847,865
Tier 2 Capital
General provisions/general loan-loss reserves 50%	1,090,865	871,395	784,727
Subordinated term debt	-	162,339	379,212
Sub-Total: Tier 2 Capital	1,090,865	1,033,734	1,163,939
Deduct:
All Intangibles	2,548,881	754,238	406,460
Pending items	90,951	25,611	96,480
Other deductions	4,566,118	2,219,867	364,858
Total Deductions	7,205,950	2,999,716	867,798
Total Capital	24,328,814	15,025,109	12,144,006
Credit Risk weighted assets(2)	126,312,275	96,585,712	79,580,781
Risk weighted assets(3)	174,954,402	129,638,218	101,933,777
Tier 1 Capital / Credit risk weighted assets	18.4%	14.5%	13.8%
Tier 1 Capital / Risk weighted assets	13.3%	10.8%	10.8%
Regulatory Capital / Credit risk weighted assets	19.3%	15.6%	15.3%
Regulatory Capital / Risk weighted assets	13.9%	11.6%	11.9%

(1)	Nominal value without inflation adjustment.

(2)	Credit Risk weighted assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operational risk.

(3)	Risk weighted assets is calculated by multiplying the operational risk and market risk by 12.5 and adding the credit risk weighted assets.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets.

We expect that capital expenditures in 2021 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

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

Related to Argentina

In response to the COVID-19 pandemic, countries around the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus. As a result of these measures imposed, the different countries have shown an immediate impact on their economies with a rapid drop of the production and activity indicators.

As a response, most governments implemented fiscal aid packages to sustain the income of part of the population and reduce the risks of breakdown in payment chains, avoiding financial and economic crises, as well as company bankruptcies. Argentina was no exception, with the Government acting as soon as the pandemic was declared.

In Argentina, the first case of COVID-19 was recorded on March 3, 2020. As a result, the Argentine government adopted multiple measures in response to the pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 and was extended several times, until November 6, 2020 when the country shifted towards a “social distancing” phase, instead of a strict lockdown. After a sharp decline in economic activity in the second quarter of 2020, the progressive relaxation on mobility restrictions resulted in a rebound of the economic activity, showing eighth months of consecutive growth, recovering almost 90% of the COVID-19 drop.

Argentine GDP is expected to improve in 2021 due to a very favorable statistical base effect from 2020, and to benefit from favorable external conditions following the increase in commodities prices. Nevertheless, a second outbreak of the COVID-19 is taking place, and if the speed of vaccination does not progress at a good pace, further restrictions on mobility may be implemented in addition to the restrictions imposed on April 8, 2021. If this occurs, these limitations would cause a greater fiscal effort for the Government, and since Argentina does not have access to international financial markets, it could be financed with an increase of the monetary base as was the case in 2020, with the resulting impact on macroeconomic variables including inflation.

According to recent IMF estimates, the world economy is expected to grow by 5.5% in 2021 (reflecting an increase compared to prior forecasts). Said recovery would be due to a 4.3% growth of advanced economies and a 6.3% growth of the emerging economies. The IMF considers that said growth will vary from country to country depending on both access to vaccines and the vaccination rate in each country and the efficiency of policies adopted to mitigate the effect of the crisis. The IMF also indicates that if vaccines are not properly distributed worldwide, new mobility restrictions could be imposed that would hinder the economic recovery.

In Argentina, two positive international aspects could help improve the level of activity. First, a forecast 8.1% improvement of the world’s trade for 2021 after a sharp fall of approximately 9.6% in 2020. According to IMF estimates, prices of agricultural commodities will grow by 1.4% in 2021, while in the case of the two major trade partners of Argentina, Brazil and China, the Brazilian economy will show a 3.6% recovery and the Chinese GDP will grow by 8.1% which could boost Argentine exports. However, the above estimates are subject to the risks associated with a second or third COVID-19 wave that would impose further mobility restrictions and eventually the closing of borders which would affect global trade. Besides, there will be another two relevant events during 2021 in Argentina: the mid-term elections in October and the negotiation of a new agreement with the IMF.

Argentine economic consulting firms that participate in the REM (Spanish acronym for Relevamiento de Expectativas de Mercado, or Market Expectations Report) published on April 6, 2021 by the Central Bank expect an economic growth rate of 6.7% in 2021. They estimate that the GDP would increase during the first and second quarters of 2021 by 1.9% and 0.2% (deseasonalized), respectively.

Likewise, the inflation rate is expected to rise from 36.1% (at the end of 2020) to 46.0% (year-on-year variation - December-December) in 2021. Analysts estimate a decrease in inflation rate for 2022, reaching a 39.3% rate at the end of the year. The nominal peso/dollar exchange rate is expected to be Ps.115.0/US.$ at year end, which implies a year-on-year depreciation of 36.7% and which would imply an acceleration in the devaluation rate against 2020.

We cannot predict, particularly due to the uncertainties of the ongoing COVID-19 pandemic, including how long current conditions will persist, whether future global and Argentine economic performance will differ materially from the IMF and REM forecasts.

Related to the Argentine Financial System

Argentina has a small and under-penetrated financial system when compared to other countries in Latin America, and we believe it has potential room to grow when the economic environment stabilizes, and inflation is normalized.

As a result of the ongoing COVID-19 pandemic and the government measures taken to contain the virus, together with the consequent disruption in economic activity, despite the recovery in economic activity seen in the second falf of 2020 and early 2021, the credit dynamic recovery is not taking place. Instead, we may see a lower growth than expected in loans.

Moreover, certain of the government measures aimed at ameliorating economic conditions may further affect the revenues of the financial system. In 2020 a relevant portion of assets and liabilities of the banking industry became subject to increased regulation both in volumes and interest rates, thus impacting the financial margin of the banks. At the same time, regulation restricted the ability of banks to charge fees on certain services. We expect this trend to continue in 2021, and that the Central Bank will continue promoting and ruling credit lines at subsidized interest rates, and imposing minimum rates on time deposits.

Notwithstanding the challenging macroeconomic environment, the argentine financial system is solid, with high levels of liquidity and solvency.

Asset quality has been impacted by Central Bank’s regulations in 2020 including (i) the easing on debtor classifications (adding a 60 days grace period before the loan is classified as non-performing) which was introduced in March 2020 and was extended until March 31, 2021, and (ii) the relief programs ruled allowing debtors to defer their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April 2020 and September 2020. As a consequence, according to information from the Central Bank, delinquency ratios have declined during 2020, although the lifting of the above mentioned regulations since April 2021 is expected to derive in a deterioration in asset quality in the financial system. See “Item 3.D—Risk Factors—Risks related to the Argentine financial system—Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover” and “Item 4.B.—Business Overview—Argentine Banking Regulations—Government Measures in Response to the Ongoing COVID-19 Pandemic.”

Related to Us

We intend to maintain prudent financial risk management policies and to continue improving our operating efficiency, in a year we believe will be marked by high levels of economic uncertainty and volatility. Loan growth will largely depend on the size and strength of the economic rebound, advance in the vaccination program, along with consumer and investor confidence.

Supervielle’s management continues to actively monitor the evolution of the ongoing COVID-19 pandemic and the impact it may have on the business. Measures have been taken rapidly as the situation continued to evolve, focusing mainly on protecting the Company’s employees and customers and ensuring the continuity of business operations, but the pandemic appears to be far from being controlled.

The COVID-19 pandemic and measures established by the regulator and government to contain the spread of the virus have accelerated the adoption of digitalization in a traditionally cash-oriented culture. As a result, in the current low-touch economy we are rapidly executing on our digital transformation strategy and introducing new functionalities across our business segments, while keeping high cybersecurity standards. In 2020 we saw strong growth in digital and automatic transactions across our company and our different business segments. As an example, in 2020 91% of total monetary transactions at the bank were conducted through our digital and automatic channels

compared to 79% in 2019. At the same time

InvertirOnline, our online broker, experienced a spike in usage with new accounts increasing over 128% year-on-year, and transactions increasing 128% in 2020 compared to 2019.

In a complex scenario, we will continue to balance risk and profitability by managing the credit cycle, and excess liquidity through asset and liability management. We may continue to face further pressure from higher cost of funds resulting from the floor on interest rates on time deposits and subsidized rates on mandatory credit lines to SMEs, while regulation may continue to impact fees. In terms of expenses, we will continue to exercise strict control on recurring costs. While investments in accelerating our digital transformation strategy and in scaling up the service model pilots across the bank branches network will result in some temporary increases in costs, this will contribute to enhance efficiency in the longer term. Higher turnover tax rates along with the recent extension of the turnover tax to securities from the Central Bank in the Citi of Buenos Aires may also affect expenses.

In terms of asset quality, we could see a potential deterioration in non-performing loans during the second and third quarters of 2021 after the grace periods from the loan rescheduling programs implemented by the Central Bank, begin to expire in April. That moment will reflect more accurately the behavior of our clients in terms of their payment capacity.

In turn, we expect capital and liquidity to remain at adequate levels underscoring long-term sustainability.

We will continue executing our transformation strategy with the goal of driving sustainable growth as demand resumes while enhancing our current competitiveness, remaining flexible under this particularly volatile and challenging scenario. The ultimate impact of the pandemic on its business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of the Company control, including the intensity and duration of the pandemic, whether new variants of the COVID-19 arise, and the government measures in response of the COVID-19 pandemic, including the vaccination program.

Item 5.E	Off-balance sheet arrangements

Our off-balance sheet risk mainly arises from the Bank’s activities.

See “Commitments under Lease Agreements sections” in Item 5.F to this annual report.

Item 5.F	Contractual Obligations

The table below identifies the principal amounts of our main contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2020:

	Maturity	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at December 31, 2020

		(in thousands of Pesos)
Deposits		179,907,568	530	—	—	179,908,098
Liabilities at fair value through profit and loss	2020	2,005,724	—	—	—	2,005,724
International banks and institutions
Short-Term Financial Loans (U.S.$)		—	—	—	—	—
Mid-Term Financial Loans (U.S.$)		—	—	—	—	—
Financing received from Argentine financial institutions		5,639,231	507,681	25,191	—	6,172,103
Short-Term Financial Loans (Pesos)		5,639,231				5,639,231
Mid-Term Financial Loans (Pesos)		—	507,681	—	—	507,681
Long-Term Financial Loans (Pesos)		—	—	25,191	—	25,191
Unsubordinated corporate bonds		4,378,105	1,821,578	—	—	6,199,683
Negotiable Obligation (Pesos) Class A	2020	693,837	—	—	—	693,837
Negotiable Obligation (Pesos) Class B	2021	1,134,745	1,821,578			2,956,323
Negotiable Obligation (Pesos) Class C	2023	2,549,523	—	—	—	2,549,523
Negotiable Obligation Class III	2020	—	—	—	—	—
Subordinated corporate bonds		1,211,262	—	—	—	1,211,262
Subordinated negotiable obligations – Class III and IV	2020-2021	1,211,262	—	—	—	1,211,262
Others		7,026,202	883,176	—	—	7,909,378
Total		200,168,092	3,212,965	25,191	—	203,406,248

Commitments under Lease Agreements

Our commitments under our lease agreements are mainly rental payments. We can terminate lease agreements at any time at low or no cost at our option.

The following table sets forth the maximum potential amount of future payments under our lease agreements.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total as of December 31, 2020

	(in thousands of Pesos)
Lease commitments	723,905	492,684	166,599	184,012	1,567,200
Total commercial commitments	723,905	492,684	166,599	184,012	1,567,200

Item 5.G	Safe Harbor

See the discussion at the beginning of this annual report under “Forward-Looking Statements” for forward-looking statement safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

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

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 27, 2021, in accordance with Article 9 of our bylaws.

During the first meeting after directors have been appointed, they must appoint a chairman and vice-chairman of the board, or, if considered appropriate, a first vice-chairman and a second vice-chairman. The vice-chairman or, if applicable, the first vice-chairman, would automatically replace the chairman in the event that the chairman is absent, resigns, dies or faces any other impediment to serve as chairman, and the second vice-chairman, if applicable, would replace the first vice-chairman. In the absence of any of these directors or chairmen, the Board of Directors may appoint who will serve as chairman or chairmen. The chairman of the board may cast two votes in the case of a tie.

The Board of Directors functions and acts upon the majority vote of its members present at its meetings either physically or via any form of audio and visual simultaneous communication.

The following table sets forth the composition of our Board of Directors as of April 27, 2021:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(2)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008	December 31, 2022	December 13, 1956
Jorge Oscar Ramírez	First Vice-Chairman of the Board	April 15, 2011	December 31, 2021	June 26, 1961
Emérico Alejandro Stengel	Second Vice-Chairman of the Board Director	July 13, 2010	December 31, 2021	December 17, 1962
Atilio Dell’Oro Maini	Director and Corporate Secretary	September 28, 2011	December 31, 2022	February 13, 1956
Eduardo Pablo Braun	Director	April 26, 2019	December 31, 2022	June 25, 1963
José María Orlando	Director	August 12, 2020	December 31, 2021	September 25, 1964

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(2)	Date of Birth
Laurence Nicole Mengin de Loyer	Director	April 28, 2020	December 31, 2021	May 5, 1968
Hugo Enrique Santiago Basso	Director	April 26, 2019	December 31, 2022	December 3, 1979

(1)	With the exception of Julio Patricio Supervielle and Laurence Nicole Mengin de Loyer, the respective date of appointment to the Board of each director is also the date on which each director first joined Grupo Supervielle. Julio Patricio Supervielle has held positions in the Board since March 21, 2000, however he has continuously served in our board since 2008. Laurence Nicole Mengin de Loyer first joined the Board on March 23, 2010, where she served as director until April 26, 2019.

(2)	Notwithstanding the expiration date stated above, pursuant to section 257 of the AGCL, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

There are no family relationships between the abovementioned current members of our Board of Directors, except for Julio Patricio Supervielle and Hugo Enrique Santiago Basso (uncle and nephew, respectively).

The following are academic and professional backgrounds of the members of the board.

Julio Patricio Supervielle is Chairman of the Board of Grupo Supervielle and CEO of Grupo Supervielle. He also serves as Chairman of Banco Supervielle, Cordial Compañía Financiera, Tarjeta Automática, Sofital, InvertirOnline, InvertirOnline.com Argentina, Espacio Cordial de Servicios, Bolsillo Digital and Futuros del Sur, subsidiaries of Grupo Supervielle. With over 35 years of financial industry experience, he joined the family business Exprinter-Banex in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has been leading Grupo Supervielle since early 2000. During this time, Grupo Supervielle achieved significant growth in terms of net worth, assets and deposits, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) on the New York Stock Exchange and the Buenos Aires Stock Exchange. Mr. Supervielle has a degree in Business Administration from Universidad Católica Argentina, holds a master’s degree from The Wharton School of the University of Pennsylvania and attended the Global CEO Program organized by Wharton, IESE and CEIBS. As Chairman and CEO, Mr. Supervielle brings to the Board his expertise and proven leadership in the financial industry as well as valuable insight into our strategy formulation, culture crafting, risk management and compensation, providing an essential link between management and the Board. He also provides the Board with important perspectives on innovation, management development and industry challenges and opportunities.

Jorge Oscar Ramírez is Grupo Supervielle’s First Vice Chairman and chairs the Global Risk Management Committee. He has served as CEO of Grupo Supervielle from June 2018 to June 2020 and CEO of Banco Supervielle from February 2019 to June 2020. Up to June 2020 he was also Chairman of the Board of Supervielle Seguros, Vice Chairman of Cordial Compañía Financiera and member of the Board of several other subsidiaries of Grupo Supervielle. He previously served as Regional President for Argentina, Uruguay and the Andean region at BankBoston and served on the BoD of Alpargatas SAIC, Sigdopack Argentina and Alico. Jorge is a Certified Public Accountant with a degree from Universidad de Buenos Aires and holds an Executive Management Program degree (PADE) from ESE. With almost 40 years of financial services experience both in Argentina and in the Region and more than 16 years in C-level positions, Mr. Ramírez brings to the Board extensive industry knowledge, strategic perspective and executive experience in Public Companies. He has broad experience in a wide variety of fields such as Finance and Capital Markets, Investor Relations, Risk Management, Executive Compensation, Government, Legal and Regulatory issues, Executive Compensation and International Business. Having served for more than ten years in several Boards of publicly listed or subsidiaries of publicly listed companies, he also provides insights on Corporate Governance matters.

E. Alejandro Stengel is the CEO of Banco Supervielle, Second Vice-Chairman of Grupo Supervielle and serves on the boards of Cordial Compañía Financiera, Supervielle Seguros, InvertirOnline, Futuros del Sur and Bolsillo Digital, subsidiaries of Grupo Supervielle. Prior to his current position Mr. Stengel was Banco Supervielle’s COO, with operational responsibilities for Personal & Business Banking, Corporate Banking, Operations, IT and Planning. He focused on streamlining the organizational structure, launching the Bank’s Customer Centric strategy and implementing the Agile and Digital Transformation Program. As board member of Grupo Supervielle he had a central role in the formation and development of Supervielle Seguros (Insurance) and Espacio Cordial (Non-Financial Services). Before joining Grupo Supervielle, Mr. Stengel was the CEO of Los Grobo Agropecuaria, a leading Mercosur agribusiness company that won the National Quality Award under his tenure. As a Partner of Booz Allen Hamilton, a global management consulting firm, he worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He led strategic integration and operations enhancement projects in Financial Services. Mr. Stengel began his career in Corporate Banking at Citibank and Banco Santander. He earned an Industrial Engineering degree from the Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. Mr. Stengel brings to the Board of Directors strong senior management experience and expertise in Strategy and Organizational Transformation, developed in regional and International business settings. His participation in Boards and successful Capital raising efforts (including an IPO) add Corporate Governance and Investor Relations to his contributions.

Atilio Dell´Oro Maini serves as Director of Grupo Supervielle, First Vice Chairman of Banco Supervielle, Chairman of Micro Lending, First Vice Chairman of Cordial Compañía Financiera, Vice Chairman of Supervielle Seguros, Vice Chairman of Sofital, Vice Chairman of Espacio Cordial de Servicios, Vice Chairman of Tarjeta Automática, Vice Chairman of InvertirOnline, Vice Chairman of InvertirOnline.com Argentina, Vice Chairman of Bolsillo Digital and Vice Chairman of Futuros del Sur, subsidiaries of Grupo Supervielle. In 2003, he joined the law firm Cabanellas-Etchebarne-Kelly as a Senior Partner of the Banking and Capital Markets divisions. In 1997, he worked at the London-based global law firm Linklaters & Paines. He worked in New York City as a Foreign Associate at the law firm White & Case in 1987 and Simpson Thatcher & Bartlett from 1988-1989. Previously, he joined the law firm Cárdenas, Cassagne & Asociados and was made Partner in 1990. He has extensive experience advising banks and other financial entities, corporations and governments with respect to all types of international and domestic banking and financial transactions. Atilio is a lawyer, with degrees in Political Science and Agricultural Production. He also completed the Program of Instruction for Lawyers at Harvard Law School. He is a Professor at the Master’s in Business Law program at Universidad de San Andrés, as well as a member of the Bar Association of the city of Buenos Aires. Mr. Dell’Oro Maini brings to the Board +30 years of experience in the legal and financial sectors with extensive expertise in mergers and acquisitions, international capital market transactions and strategic financial issues. Mr. Dell’Oro Maini offers the company valuable perspective and guidance in corporate governance, regulatory framework and Board effectiveness. He also has significant knowledge and direct involvement in issues related to CSR/ESG initiatives.

Eduardo Pablo Braun is an Industrial Engineer graduated from Universidad de Buenos Aires, where he won the Bunge & Born scholarship for his academic excellence and holds an MBA with an emphasis in Finance and Marketing from The Wharton School, University of Pennsylvania, 1990. He is an international lecturer in Leadership and Innovation, a business consultant and the author of ‘People First: Chief Emotions Officers’. He taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and lectures in various academic and business forums in Singapore, Dubai, Germany, the United States and other countries. He was a professor at Universidad Católica Argentina and is an expert in leadership at Universidad de San Andrés. From January 2016 til December 2019 he was a director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was Director of the HSM Group between 1999 and 2011, in charge of the Global Relations Direction with the Speakers. He is a member of the Board of multinational compnay Cuvelier Los Andes (French wines). In 2018 he was responsible for creating and conducting the Advisory Council for the Design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consultancy firm specialized in strategies and business development. His experience as a management consultant began with Booz Allen & Hamilton at the Paris offices in 1990, where he worked on various projects for Europe, Brazil and Argentina, where he combined his experience as a consultant with that of executive positions. He participates or has participated in several NGOs such as the Clinton Global Initiative, of which he was a member for 5 years, EMA (Multiple Sclerosis Argentina), is a member of the Council of ICANA (Argentine Cultural Institute of North America) and President of the G25 Foundation. He currently serves as an Independent Director of Grupo Supervielle S.A. Mr. Braun provides to the Board of Directors his expertise in corporate governance, strategy and organizational culture. Including his international business experience of working experience based in Europe and as Director of an international company in the knowledge economy. As author and international speaker Mr. Braun has helped companies understand and tackle their cultural challenges. Mr. Braun also has experience serving as an outside Director of a subsidiary of a public company.

José María Orlando studied Business Administration at Universidad Católica Argentina. He worked as an officer of Bank Boston between 1986 and 1996, holding different positions in Buenos Aires, London and Boston in the areas of Finance, Treasury and Investment Banking. From 1996 to 1998, he served as CFO and Head of Global Markets for Deutsche Bank, DMG in Argentina. In 2000 he became CFO and CIO of Zurich Argentina. In 2005 he became Corporate Development Director and in 2007 he became CEO and Chairman of Zurich Argentina. In 2010, he was appointed as Latin America CEO of Zurich Global Life. During that term, he also served as Board Member of Zurich-Santander Insurance Americas in several countries. Since 2015, he has been a consultant at Deal Financial Services, rendering advisory services in brokerage, asset management, capital markets and mutual funds to individuals, corporations and institutional investors. He also serves as Vice Chairman of the Board of CIPPEC (Center for Research on Public Policies for Equity and Growth) and is a Director of Clodinet S.A. (Pilara). He is a member of the Board of Colegio Madre Teresa and is Co-Founder and First President of Voces y Ecos, an NGO focused on Media. In the past he was also a Member of the Administration Council and Treasurer of Universidad Católica Argentina; Director of Escuelas de Liderazgo Universitario; Member of the Executive Investment Committee of Máxima AFJP; Member of the Financial Matters Committee of the Argentine Banking Association; Member of the Board of Mercado Abierto Electrónico S.A. and Member of the Administration Council of Club Newman. He has participated as a speaker at numerous international conferences and seminars in the United States, Europe, Latin America and Asia. Since August 2020 he is an Independent Director of Grupo Supervielle S.A. Mr. Orlando brings extensive local and international strategic and financial experience in commercial and investment banking, treasury, general and life insurance, asset management & brokerage through acting during more than 30 years in several international organizations as CFO, CEO, Director and shareholder. He brings also background in organizational leadership and culture.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers and Acquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2009, as a result of her move to Argentina, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as independent Director of Grupo Supervielle S.A. between 2016 and 2019. In April 2020, she was appointed Independent Director of Grupo Supervielle. To date, she serves as independent Director of Biosidus (a biotech company) and Peugeot Citröen Insurance Company. Ms. Loyer brings to the Board of Directors extensive international business experience in a variety of industries. In addition, she brings expertise in financial control, market discipline and audit, including experience gained as Chief Financial Officer in a public company. She also brings expertise in global corporate governance and strategy. Laurence also has experience serving as outside Director on other Boards.

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last five years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates, he joined E&J Gallo, currently overseeing a portfolio of ten luxury wineries. He is Director of Grupo Supervielle S.A., Banco Supervielle S.A., Espacio Cordial de Servicios S.A. and InvertirOnline.com Argentina S.A.U.

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

Section 271 of the AGCL allows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the Board of Directors (or the Supervisory Committee in the absence of board quorum) and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the Supervisory Committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the Supervisory Committee for any damages to the company.

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of the Argentine Capital Markets Law. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. The Board of Directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve regarding the compliance of above-mentioned requirements with prior report of two independent evaluating firms on that matter. The Board of Directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the Board of Directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a breach of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance to the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the Board of Directors with the favorable opinion of the audit committee or the two evaluating firms or if the transaction has been approved by the ordinary shareholders’ meeting without the decisive vote of the shareholder in respect of which the condition of a related party is met or has an interest in the act or contract at issue.

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

Incentive-based Retirement Plan for Senior Management and Directors

In December 2016, Grupo Supervielle approved an incentive-based retirement plan, which replaced certain existing compensation mechanisms. Members of our senior management and Board of Directors were entitled to receive cash payments over time under the plan if certain performance targets were met. 50% of the funds contributed by us to the plan were released to individual plan accounts once the performance targets were met, subject to compliance with waiting periods mandated by Argentine legislation. The remaining 50% was vested after an additional twelve-month waiting period. We initially agreed to monitor the eligibility and participation as the plan would develop and expected to contribute approximately U.S.$3.6 million per year to the program. The plan was approved for a one-year period. However, the plan was not used since 2018.

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

Pursuant to the CNV Rules, a director is not considered independent in certain situations, including where a director:

(1)	is also a member of the board of the parent company or another company belonging to the same economic group of the issuer through a preexisting relationship at the time of his or her election, or if said relationship had ceased to exist during the previous three years;

(2)	is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years;

(3)	has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the company or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director;

(4)	directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the company or any company with a “significant participation” in it;

(5)	directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation,” for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

(6)	has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the company, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them;

(7)	receives any payment, including the participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section d) and the corresponding to the consideration set forth in section e);

(8)	has served as director at the company, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(9)	is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria.

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

Currently, Julio Patricio Supervielle, Jorge Oscar Ramirez, Atilio Dell’Oro Maini, Emérico Alejandro Stengel, Hugo Enrique Santiago Basso and Laurence Nicole Mengin de Loyer are non-independent, whereas Eduardo Pablo Braun and José María Orlando are independent members of our board according to the criteria established by the CNV. However, Laurence Nicole Mengin de Loyer is non-independent according to the U.S. federal securities law and the NYSE standards. See “Audit Committee” for further details about independence requirements of the members of our Audit Committee.

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

Officers

Our management is comprised of our Chief Executive Officer (“CEO”), Julio Patricio Supervielle, who reports to the Board of Directors, and is in charge of ensuring that the different companies in the Group function in a coordinated manner, with synergy and efficiency, applying the strategic guidelines defined for each business unit; the Bank’s CEO, Emérico Alejandro Stengel who is responsible for developing and executing the Bank’s business plans, enhancing key capabilities and increasing operational efficiency; our chief financial officer (“CFO”), Mariano Biglia, who is in charge of the accounting, tax and planning divisions; our Chief of Legal Affairs and AML, Sergio Gabai; our Chief Credit Officer, Pablo Di Salvo, who is in charge of our global credit division; our Chief of Human Resources, Martin Gallo, and our Chief Technology Officer (“CTO”), Sergio Mazzitello. Our Treasurer and IRO, Ana Bartesaghi, also reports to the CEO.

Our Chief Risk Officer (“CRO”), Javier Conigliaro, the Head of Internal Audit, Sergio Gustavo Vázquez, our Head of Anti Money Laundering, Juan Cuccia, and our Compliance Officer, Moira Almar, all report to the Board of Directors.

Chief Executive Officer

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956

Senior Management that reports to the CEO

Name	Office	Profession	Date of Birth
Emérico Alejandro Stengel	CEO of the Bank	Industrial Engineer	December 17, 1962
Mariano Biglia	Chief Financial Officer	Public Accountant	December 16, 1978
Sergio Gabai	Chief of Legal Affairs and AML	Lawyer	April 26, 1967
Pablo Di Salvo	Chief Credit Officer	Business Administration	June 19, 1964
Martin Gallo	Chief of Human Resources	Lawyer	October 18, 1978
Sergio Mazzitello	Chief Technology Officer	Information Systems	February 21, 1965

Senior Management that report to the Board of Directors

Name	Office	Profession	Date of Birth
Javier Conigliaro	Chief Risk Officer	Economist	November 16, 1964
Sergio Gustavo Vázquez	Head of Internal Audit	Business Administration and Public Accountant	May 1, 1974
Moira Almar	Compliance Officer	Lawyer	December 6, 1968
Juan Cuccia	Head of AML	Public Accountant	July 22, 1971

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

The Bank’s CEO is responsible for developing and executing the Bank’s business plans and customer centric strategy, enhancing key capabilities and increasing operational efficiency. He leads the Bank’s digital transformation program, ensuring its adequate implementation organization-wide. He is also responsible for implementing the policies and the strategic goals defined by the Bank’s Board of Directors, as well as for providing recommendations to the Board regarding future plans and the annual budget.

The CFO directs and oversees the controlling, accounting and tax divisions. The controlling division is responsible for continuous evaluations of short-term and long-term strategic financial objectives, capital planning, preparing financial trends analyses and analyses of forecasts, budgets and costs. The accounting division monitors compliance with generally accepted accounting principles and applicable federal, state and local regulations and laws, and rules for financial reporting. The tax division is responsible for tax planning, compliance with federal and state tax regulations and acts as advisor to business segments in the development of new products for tas matters.

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

The Chief Technology Officer is responsible for leading the information technology administration, and in turn establish a solid relationship between IT and business areas to deliver added value to the organization and ensure compliance with digital transformation objectives, under a technological architecture framework. The CTO also leads the digital transformation of the core business with agile methodologies and organization by tribes to contribute with the vision of becoming a technological company.

The Treasurer & IRO heads the Treasury and Investor Relations division. As Treasurer is responsible for the company liquidity position and funding strategies, and as IRO is responsible for preparing and providing financial information to, and coordinating with, regulatory bodies and both domestic and international investors and analysts.

The CRO is responsible for developing and implementing an appropriate framework for the administration of overall risks that allows for the identification, evaluation, monitoring and mitigation of credit risk, financial risk (including market risk, interest rate risk and liquidity risk), as well as operational risks (including reputation and cybersecurity risks) for each of our businesses.

The Head of Internal Audit is responsible, across all business units, for the audit process, evaluating and advising on internal control, corporate governance and risk management, in order to ensure compliance with laws, regulations and internal policies, contributing to the availability of reliable financial information, and the effectiveness and efficiency of operations, within the framework of the strategic objectives. His scope.

The Compliance Officer is responsible for developing, implementing and overseeing the Ethics and Compliance program. This program includes promoting an ethical corporate culture, monitoring the adherence to the Code of Ethics and verifying the effective enforcement of the anticorruption policy. The Compliance Officer conducts a regular risk analysis in order to adapt the Ethics and Compliance Program after monitoring and evaluating its effectiveness.

The following are academic and professional backgrounds of our management members.

Mariano Biglia has been Chief Financial Officer of Grupo Supervielle since June 2020. He joined Grupo Supervielle as head of financial reporting in 2010, and since 2016 has served as head of administration, tax and finance, leading the financial reporting team for Supervielle’s IPO and Follow On. Earlier, he held several positions within the Techint Group, where he worked on the IPO of Tenaris and Ternium and served as Controller of Ternium’s US subsidiary. He is a Certified Public Accountant with a degree from the University of Buenos Aires, holds an Advanced Management Program degree (AMP) from Kellogg School of Management at Northwestern University and is a CFA charterholder.

Sergio Mazzitello is Chief Technology Officer of Grupo Supervielle.  He joined Supervielle in December 2019. Previously he served since 2014 as Chief Information Officer in Naranja, from Grupo Galicia. He also held several executive level positions leading cross-functional international teams, in the areas of Business, Operations, and IT. He holds a degree in Information Systems from the University of Buenos Aires, a master’s in business administration from IDEA and more than 26 years’ experience in the payments industry and in financial services.

Pablo Di Salvo is the Chief Credit Officer of Grupo Supervielle since September 2017. He holds a Degree in Business Administration from the Argentine Catholic University of Buenos Aires and he attended the Management Development Program at Universidad Austral – IAE Business School. Mr. Di Salvo previously held senior credit risk positions at Banco Itaú Argentina and he also worked as Credit Risk Manager at Banco Supervielle. He served in several positions at BankBoston Argentina, both in Credit Risk and in commercial areas, including Latam Credit Risk Manager and Corporate Team Leader, and from 2003 to 2008 he was Chief Credit Risk Officer at BankBoston Chile. He also held Credit Risk Manager positions at American Express Argentina. Mr. Di Salvo has almost 31 years of industry experience.

Sergio Gabai has been Chief of Legal Affairs and AML of Grupo Supervielle since May 2012. He joined Banco Supervielle in 2016 as Head of the Legal Department. He also serves as Vice President of the Board of MILA, as Director of Sofital, Tarjeta Automática, Espacio Cordial de Servicios and IOL.Com, and as alternate syndic of Easy Cambio S.A. From 2000 through 2007 he was in charge of BBVA Banco Francés Legal Services for the Banking Business Department. Prior to this role, he was the Legal Affairs Assistant Manager at Bank Boston. A graduate of the Universidad de Buenos Aires as an Attorney-at-Law, he also holds a master’s degree in Economics and Insurance Law from the Universidad Católica Argentina and a Ph.D. in Management from University of Navarra’s IESE Business School. He attended the Management Program for Lawyers at Yale University. He has 25 years of industry experience.

Juan Martín Gallo has been appointed Chief Human Resources Officer of Grupo Supervielle and Banco Supervielle as of January 2021. He previously served as Human Resources Manager of Grupo Supervielle´s Consumer Division, leading the company´s cultural transformation process. He joined Supervielle in August 2012 and held the position of Labor Relations Leader and later, Labor Advice Manager. Since his arrival at Supervielle, he has actively participated in the acquisitions carried out by the Company. Prior to joining Supervielle, he developed his professional career working at Law Offices, advising companies in various fields, including Banco Supervielle for 5 years since 2007. He is a Lawyer graduated from Universidad Católica Argentina, he is currently completing the master’s degree in business and administration at the IAE School Business of Universidad Austral. He participated in the Management for Lawyers Program at Yale University and the International Labor Standards Program at the International Labor Organization.

Javier Conigliaro has been Chief Risk Officer of Grupo Supervielle since July 2016. He served as Chief Risk Officer of Banco Supervielle from 2012 through 2016. He held previous several positions at Banco Supervielle, Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina. With overall 32 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School. He reports to the Board of Directors.

Sergio Gustavo Vázquez has been Head of Internal Audit since March 2019.  Prior to his appointment he was Audit Director at Banco Itaú and its subsidiaries in Argentina, from June 2013 to March 2018, and he added responsibilities as Head of Audit Northern Hemisphere Subsidiaries since 2017. He also held several positions within the Audit area in Itaú from 1998 to 2013 where he served as Latam Audit System Supervisor in Itaú Latam Subsidiaries, among others. He developed an extensive career with a scope of Risk, Finance, Analytics and IT. He holds degrees in Business Administration and Public Accountant from the University of Buenos Aires and an MBA from the IAE. He also obtained international certifications as Internal Auditor “CIA” from the Institute of Internal Auditors in 2001 and as Information System Auditor “CISA” from ISACA in 2006.

Moira Almar has been Compliance Officer since October 2017. She previously served as the Head of Compliance at Banco Santander Rio from 2006 to 2017, having worked before in various compliance and commercial positions also at Santander Rio. Moira holds a Law Degree from the National University of La Plata, Masters in Banking Disciplines at the University of Siena - Italy and completed the Executive Management Development Program of the School of Business Management (EDDE / UADE). She has 24 years of industry experience and 16 in compliance. This area reports directly to the Ethic, Compliance & Corporate Governance Committee of the Board of Directors.

Ana Bartesaghi is Grupo Supervielle’s Treasurer and IRO since September 2011. She also serves as Director of Supervielle Seguros and Sofital. She was previously Head of Capital Markets at Banco Supervielle from 2004 to 2011 and she held prior positions at Citibank, Banco CMF, and Société Générale. She is a Certified Public Accountant from the University of Montevideo in Uruguay, and a post graduate degree in Economics from University of CEMA in Buenos Aires. She has 29 years of industry experience.

Juan Cuccia has been Head of AML of Grupo Supervielle since September 2006. He also serves as the Secretary of the AML Committee of Grupo Supervielle. He is a Certified Public Accountant with a degree from the Universidad Argentina de la Empresa. He also holds a degree in Business Administration from the same university. Earlier he held several executive level positions related with Compliance, AML and Internal Audit within HSBC Group Argentina S.A. He has 24 years of industry experience. He has been a teacher of the Postgraduate Program in Prevention of Money Laundering and Terrorism Financing at the Buenos Aires University (UBA) since 2012.

For the biographies of Mr. Julio Patricio Supervielle and Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2021.

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

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary and extraordinary shareholders’ meeting held on April 27, 2021. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent. All of the members of our Supervisory Committee were appointed for the term of one year, until the annual shareholders’ meeting that considers the financial statements corresponding to the fiscal year ended December 31, 2021.

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

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta Automática S.A., Sofital S.A.F. e I.I., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.U.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

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

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. y Futuros del Sur S.A.U.

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

Jorge Antonio Bermúdez holds a degree in Accountancy from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com S.A.U., Bolsillo Digital S.A.U. y Futuros del Sur S.A.U.

According to the provisions of Section 79 of the Argentine Capital Markets Law, listed companies which have an audit committee are allowed not to have a Supervisory Committee. Such decision may only be adopted by an extraordinary shareholders meeting with a special quorum and supermajority of 75% of the voting stock.

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

We have not entered into employment contracts with the members of our Board of Directors, except for E. Alejandro Stengel as CEO of the Bank. We have assigned certain executive and technical-administrative functions to some of our directors. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

The aggregate compensation paid to our directors, senior management and members of our Supervisory Committee in 2020 was approximately Ps. 296.2 million, Ps. 332.6 million and Ps.0.6 million, respectively.

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

All three members of our audit committee are financially literate and Laurence Nicole Mengin de Loyer is a financial expert.

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

The Audit Commitee has a written charter that establishes its duties and responsibilities. The current charter was approved by the Board of Directors in 2020.

Our audit committee performs the following duties and responsibilities among others:

•	oversees the adequacy, appropriateness and effectiveness of our internal control systems to ensure the reasonableness, reliability, adequacy and transparency of our consolidated financial statements, financial and accounting information and our consolidated financial statements and information;

•	takes notice of complaints regarding accounting, internal controls over financial reporting and auditing matters, received through the applicable procedures.

•	provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

•	advises on the Board of Directors´ proposal for the designation of the external auditors, ensures their independence, analyzes the different services rendered by them, reviews their plans and evaluates their performance, giving an opinion on this matter when the Company issues its financial statements;

•	ensures that the Code of Ethics and Internal Conduct Code comply with current rules and regulations;

•	maintains an understanding of the internal auditing procedures to ensure that they are complete and up-to-date and approves such procedures to then submit them to the Board of Directors for their consideration and approval;

•	takes knowledge of Grupo Supervielle’s financial, reputational, legal and operative risks, and oversees compliance with policies designed to mitigate these such risks;

•	advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;

•	issues grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV;

•	verifies the fulfillment of any applicable rules of conduct;

•	oversees the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses;

•	advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

•	issues a report before any Board of Directors´ resolution to buyback our shares;

•	at least once a year and upon the filing of the Company´s annual financial statements, issues a report to the Board and the shareholders addressing the work done to perform its duties, and the results of its work; and

•	performs all duties stated in its chart, our bylaws and laws and regulations.

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

The following chart shows the current membership of our Audit Committee:

Name	Position	Profession	Status(1)
Laurence Nicole Mengin de Loyer(2)	Director, Chairperson of the Committee	Business Administration (Financial Expert)	Independent
José María Orlando	Director	Business Administration	Independent
Eduardo Pablo Braun	Director	Industrial Engineer and Business Administration	Independent

(1)	Pursuant to Rule 10A-3 of the Exchange Act.

(2)	As from the Shareholders’ Meeting held on April 27, 2021, Ms. Mengin de Loyer is a Non-Independent Director pursuant to the CNV Regulations whereas she is an Independent Director pursuant to Rule 10A-3 of the Exchange Act.

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

Among its duties, the anti-money laundering and anti-terrorist finance committee must:

•	oversee compliance with current applicable anti-money laundering rules and ensure that Grupo Supervielle and its subsidiaries are in compliance with best practices related to anti-money laundering;

•	take knowledge of the amendments to the applicable regulations and provide for the timely revision of the internal policies and procedures manuals accordingly;

•	maintain an understanding of the best market anti-money laundering practices and oversee its implementation at the Group’s and its subsidiaries’ level;

•	oversee compliance with disclosure of information to the competent authorities; and

•	carry out all those functions established by the rules of the Financial Intelligence Unit and other applicable provisions on the matter.

The following table sets forth the members of the anti-money laundering and anti-terrorist finance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee, Responsible Officer before UIF
Emérico Alejandro Stengel	Director
Hugo Santiago Enrique Basso	Director
Juan Cuccia	Head of AML, Rapporteur Member

Risk Management Committee

The risk management committee is composed of at least two directors and of members of our management team, and of management of our main subsidiaries.

Our risk management committee performs the following functions:

•	develops strategies and policies for the management of credit risk, market risk, interest rate risk, liquidity risk, operational risk and other risks that could affect us, makes sure our strategies and policies are in line with regulations and best practices and oversees their correct implementation and enforcement and defines Grupo Supervielle’s risk appetite and tolerance and the global risk profile for the approval of the Board of Directors;

•	approves limits relating to the management of credit risk, market risk, interest rate risk and liquidity risk, and monitors the evolution of key indicators relating to operational risk, which includes a map of risks used by the trading desk for trading operations and the map of risks for investment operations at a consolidated level;

•	periodically monitors the risks that Grupo Supervielle faces and the application of strategies and policies designed to address such risks;

•	defines the general criteria for pricing risk;

•	evaluates the adequacy of capital with respect to Grupo Supervielle’s risk profile;

•	defines policy and the methodological framework for performing stress tests with respect to risk management, approves scenarios for conducting individual stress tests for particular and general risks, evaluates and discusses the results of the stress tests that are presented and recommends contingency plans to address such risks, utilizes the results of the stress tests for the consideration of establishing or revising the limits and brings all of the results of the tests to the Board of Directors for approval;

•	designs effective information channels and systems for the Board of Directors related to risk management;

•	ensures that our subsidiaries’ management compensation plans incentivize a prudent level of each risk;

•	approves risk management quantitative models and monitors the effectiveness of such models; and

•	remains aware of the memos and rules related to risk published by each regulatory agency that regulates any of our subsidiaries, as well as understands the repercussions that the application of such memos or rules could have on our operations.

The following table sets forth the members of the risk management committee.

Name	Position
Jorge Oscar Ramírez	Chairman of the Committee, Director
Julio Patricio Supervielle	Chairman of the Board and CEO
Emérico Alejandro Stengel	Director
Laurence Nicole Mengin de Loyer	Director
Mariano Biglia	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO), Secretary of the Committee

Ethics, Compliance and Corporate Governance Committee

The ethics, compliance and corporate governance committee is tasked with assisting the Board of Directors in adopting the best practices of good corporate governance aimed at maximizing the growth capacity of Grupo Supervielle and its related companies and prevent the destruction of value. It also assists the Board of Directors in overseeing its Ethics and Compliance Program. Our ethics, compliance and corporate governance committee performs the following functions:

•	prepares and submits to the Board of Directors for its approval the Code of Corporate Governance and the codes, policies and procedures with regards to Ethics and Compliance, aiming to a progressive convergence towards the international standards of ethics, compliance and corporate governance;

•	proposes to the Board of Directors the agenda related to ethics and compliance;

•	defines policies and procedures related to ethics and compliance;

•	promotes, follows-up and oversees the compliance with the Code of Corporate Governance, and with the codes, policies and procedures related to Ethics and Compliance and informs the Board of Directors of any deviations that may occur and makes recommendations accordingly;

•	takes knowledge of all applicable regulations and their impact within the Group’s practices;

•	makes recommendations to the Board of Directors on the gradual and progressive adoption of the provisions set forth by the CNV and the Central Bank regarding corporate governance standards;

•	takes knowledge of the recommendations of the Basel Committee accords and makes recommendations to the Board of Directors for their gradual and progressive adoption;

•	submits to the Board of Directors an Annual Report of Compliance with the Code of Corporate Governance;

•	reviews the results of the inspections carried out by the Central Bank and any other regulatory bodies and addresses the observations of the external auditors as regards ethics, compliance and corporate governance issues;

•	reports to the Board of Directors on the general situation of the Code of Corporate Governance, ethics and compliance as well as on incidents and complaints;

•	proposes to the Board of Directors any changes to the terms of reference of the Board Committees in order to improve the execution of its objectives and functions;

•	proposes policies and procedures to the Board of Directors for the assessment and self-evaluation of the Board and its members and of the board committees;

•	defines policies and guidelines with regards to the Group’s related parties;

•	revises from time to time the terms of the Code of Ethics and of the Code of Corporate Governance; and

•	carries out any other acts within its competence, as may be requested by the Board of Directors.

The following table sets forth the members of the ethics, compliance and corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Mengin de Loyer	Director
Moira Almar	Compliance Officer, Secretary of the Committee
Sergio Gabai	Chief of Legal Affairs and AML
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Vázquez	Head of Internal Audit
Leandro Carletti	Head of Corporate Affairs

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is composed of at least three directors. The Chairman of the Committee must be an independent director under the Regulations terms of the CNV.

The Nomination and Remuneration Committee performs the following functions:

•	assists the Board of Directors in the nomination of Directors process and in the definition of criteria for identification and selection of qualified individuals to be candidates for the Board of Directors;

•	identifies and interviews candidates to be part of the Board of Directors and recommend candidates to the Board to be nominated at the Shareholders’ Meeting;

•	coordinates the induction process for new members of the Board of Directors and Senior Management;

•	dictates principles, parameters and guidelines of remuneration policies applicable to independent and non-independent members of the Board of Directors, Senior Management and staff in general, including (as the case may be) fee schemes, fixed and variable salaries and incentive plans, retirement plans and associated benefits, following current regulatory provisions;

•	carries out an annual evaluation of the financial incentives system for Senior Management, which may be carried out by an independent firm. Work together with the Risk Management Committee in evaluating incentives generated by the aforementioned economic incentive system for personnel;

•	prepares (in conjunction with the Ethics, Compliance & Corporate Governance Committee) criteria and guidelines for the Board’s self-evaluation process and review it periodically;

•	coordinates implementation of the Board’s annual self-evaluation and prepare an annual report on the matter, in accordance with established evaluation guidelines and criteria. Also coordinate self-evaluation of the Board Committees performance;

•	raises proposals for strategic human resources plans to the Board, including but not limited to, human capital development plans, incentive plans and / or monetary and non-monetary benefits, communication plans, labor relations plans and training plans and carry out periodic monitoring of the implementation of said strategic plans;

•	dictates guidelines to conduct annual performance evaluations of personnel;

•	submits proposals to the Board of Directors for appointments of senior managers of Grupo Supervielle companies (CEO, Deputy CEO and Senior Managers);

•	promotes achievement of high standards of integrity and honesty on the part of all employees of Grupo Supervielle and its subsidiaries;

•	approves and inform the Board of Directors of the contracting of insurance policies applicable to the Board of Directors and members of Senior Management;

•	reviews the organizational structure of Grupo Supervielle and its subsidiaries;

•	proposes recommendations to the Board of Directors regarding its composition; and

•	exercises those other competencies assigned to this committee by the Board of Directors.

The following table sets forth the members of the Nominations and Remuneration Committee.

Name	Position
Eduardo Pablo Braun	Independent Director, Chairman of the Committee
Julio Patricio Supervielle(1)	Chairman of the Board and CEO
Hugo Enrique Santiago Basso	Director
Laurence Mengin de Loyer	Director

(1) Julio Patricio Supervielle is an executive Director in his capacity as CEO of the company

Martin Gallo, our Chief Human Resources Officer, is the Secretary of the committee.

Disclosure Committee

The disclosure committee is responsible for the following tasks:

•	supervise our system of controls and disclosure procedures to ensure that the information required to be made known to the public (directly or through regulatory bodies) is recorded, processed, summarized and reported accurately and in a timely manner;

•	evaluate the effectiveness of disclosure controls and procedures to determine the need or desirability of making changes to those controls and procedures in relation to the preparation of the next periodic reports;

•	review of any information related to a material fact that must be submitted to the Argentine Securities and Exchange Commission, Buenos Aires Stock Exchange, Mercado Abierto Electrónico S.A., Securities and Exchange Commission, New York Stock Exchange, the Argentine Central Bank, the Superintendency of Insurance, and any other regulatory body with which it interacts and which relates to (i) mandatory reports; (ii) press releases containing financial information, information on significant or material transactions; (iii) publication of relevant facts, (iv) oral communication and written correspondence for dissemination to shareholders and investors; and (v) any other relevant piece of information that should be communicated; and

•	propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Laurence Nicole Mengin de Loyer	Director
Mariano Biglia	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Gabai	Chief of Legal Affairs and AML

Ana Bartesaghi	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee
Matías González Carrara	Head of Accountancy of Banco Supervielle

Committee for the Analysis of Operations with Related Parties

The committee for the analysis of operations with related parties has advisory and supervision powers to evaluate the operations to be performed between by Grupo Supervielle’s related parties as established in the Policy of Approval of Operations with related parties, connected counterparties and related persons in order to ensure that such operations are granted under the conditions required by the applicable regulations and in a transparent manner.

The following table sets forth the members of the committee for the analysis of operations with related parties.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Nicole Mengin de Loyer	Director
Eduardo P. Braun	Director
Julio Patricio Supervielle	Chairman of the Board and CEO
Pablo Di Salvo	Chief Credit Officer (CCO)
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Gabai	Chief of Legal Affairs and AML
Moira Almar	Compliance Officer
Hernán Oliver	Head of Treasury and Global Markets at Banco Supervielle
Other upon invitation	CEO of any subsidiary which operation is under committee’s analysis

Cyersecurity Committee

The main objectives of the Cybersecurity Committee are to evaluate and implement the policies that are proposed with regards to cybersecurity within the field of the Information Security, including the definitions of risk appetite and the risk map of information security. In addition, it must ensure compliance with these policies, including the contingency plans for cybersecurity events.

The following table sets forth the members of the cybersecurity committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
E. Alejandro Stengel	Director, CEO of Banco Supervielle
Sergio Mazzitello	Chief Technology Officer
Javier Conigliaro	Chief Risk Officer (CRO)
Others from management team	CIOs of Grupo Supervielle’s subsidiaries
CISOs of Grupo Supervielle’s subsidiaries

Fintech Committee

The main objectives of the Fintech Committee are to analyze and approve the Company’s interest in fintech ventures, products and related projects; to propose and approve budgets and investments for each undertaking, and to monitor the evolution of undertakings and projects.

The following table sets forth the members of the fintech committee.

Name	Position
E. Alejandro Stengel	Director
Other members of management as related to the nature of the proposed investment, upon invitation

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

The following table sets forth information about the members of the Bank’s Board of Directors, which is currently comprised of five authorized regular members (1):

Name	Title	Year of Election to the Board	Date of Expiration of Term (until the shareholders’ meeting that will consider the financial statements as of)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	December 31, 2021	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman of the Board	2011	December 31, 2021	February 13, 1956
Alejandra Naughton	Second Vice-Chairman of the Board	2020	December 31, 2021	September 22, 1962
Richard Guy Gluzman	Director	2019	December 31, 2022	July 11, 1953
Hugo Enrique Santiago Basso	Director	2019	December 31, 2022	December 3, 1979

(1) On January 6, 2021, Santiago Batlle resigned as Alternate Director.

All appointed directors were approved to be members of the Board of Directors as required by Central Bank regulations.

In accordance with Section 11, Chapter III, Title II of the CNV Rules, all directors have the status of non-independent directors.

Mr. Richard Guy Gluzman has the status of independent director pursuant to the Central Bank rules.

Set forth below are the biographical descriptions of Alejandra Naughton and Richard Guy Gluzman. For biographical descriptions of the rest of the Bank’s directors, see “—Board of Directors.”

Alejandra Naughton was appointed director of Banco Supervielle on July 13, 2020. Before being appointed director, she was Chief Financial Officer of Grupo Supervielle as from September 2011. She was also Chief Financial Officer of Banco Supervielle as from 2012. She holds a degree in Economics from the Universidad de Buenos Aires and a post graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she was awarded the Expert in Finance and Management Accounting and Expert in Corporate Governance degrees; at the Federal Reserve Bank of New York where she was conferred the Expert in Management and Operations degree and at the IMF where she was awarded the Expert in Safeguards Assessment degree. From 1994 to 2007 she served on the Central Bank’s staff in several senior positions, including that of Deputy General Manager (2003 to 2007) and Argentine Representative to the Governance Network at the Basle based Bank for International Settlements (Switzerland). During the years 2007 and 2008 she worked as a Consultant to the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since Grupo Supervielle’s IPO allows her to take on a stewardship role as the Company pursues its reporting responsibilities with the market and financial authorities. Leveraging her experience, she provides permanent support to our IR Program.

Richard Guy Gluzman has a Law degree from Nanterre University in Paris and a master’s degree in Business Administration from the ESSEC University in Paris. From 1978 to 1995, he worked in France holding various managerial positions in several technological companies (Burroughs S.A., Digital Equipment Corporation, Wang S.A. and JBA S.A.). His career in Argentina started in 1995, when he joined Coming S.A. (France Telecom & Perez Companc Group) as General Manager until 1997. From 1997 through 1999, he served as a member of Globalstar S.A.’s Board of Directors. From 1998 through 2000, he was at the helm of Diveo Broadband Networks S.A. as General Manager and then, from 2000 to 2006, he was a Director of Pegasus Capital, a private equity fund. In recent years he served as Director of the boards of directors of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A. and Sofital S.A.F. e I.I. Mr. Gluzman brings to the Board 17 years of international experience in Europe in Hi-Tech industries (computing, software and services), and strong experience in Latam Private Equity Fund. In addition, he brings extensive management and operational experience. Mr. Gluzman is also serving as non-executive Director in two other Boards in autoparts and massive consumption packaging industry in Argentina.

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall strategic objectives and reports to the CEO. The following tables set forth certain relevant information on the Bank’s current executive officers and its senior management.

Senior management that reports to the Board of Directors:

Name	Position	Date of Birth	Year of Appointment
Emérico Alejandro Stengel	CEO	December 13, 1956	2020
Mariano Biglia	CFO	December 16, 1978	2020
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2012
Sergio Gustavo Vázquez	Head of Internal Audit	May 1, 1974	2019
Moira Almar	Regulatory Compliance Officer	December 6, 1968	2017
Juan Cuccia	Head of AML	July 22, 1971	2006

Senior management that reports to the CEO:

Name	Position	Date of Birth	Year of Appointment
Silvio Margaria	COO and Deputy CEO	November 12, 1971	2020
Sergio Mazzitello	Chief Technology Officer	February 21, 1965	2019
Pablo Di Salvo	Chief Credit Officer	June 19, 1964	2017

Name	Position	Date of Birth	Year of Appointment
Hernán Oliver	Head of Treasury and Global Markets	June 2, 1973	2009
Roberto García Guevara	Head of Capital Markets and Structuring	August 21, 1964	2018
Romina Jacqueline Rubarth	Head of Business Intelligence	February 10, 1979	2019
Esteban Nicolás D´Agostino	Head of Operations and Central Services	July 8, 1972	2020
Sergio Gabai	Chief of Legal Affairs	April 26, 1967	2012
Martin Gallo	Chief Human Resources Officer	October 18, 1978	2021

Set forth below are brief biographical descriptions of the members of the Bank’s senior management.

Silvio Margaria was appointed Deputy CEO and COO of Banco Supervielle in June 2020. He joined Banco Supervielle in 2016, and since April 2019 he was Head of Personal and Business Banking. He has more than 25 years of experience in the financial industry. Before joining Supervielle, he was responsible for banking companies at Banco Macro S.A. from 2011 to 2016. Previously, he held several managerial positions overseeing nationwide retail banking networks, as well as corporate banking at international banks such as BankBoston, N.A. (from 1994 to 2007) and Standard Bank S.A. (from 2007 to 2011). He holds a Law degree from Universidad Católica Argentina and attended the Executive Development Program of the Universidad Austral Business School.

Hernán Oliver has been the Bank’s Head of Treasury and Global Markets since May 2009. He holds a degree in Economics from the Universidad Católica Argentina as well as a master’s degree in Finance from CEMA. In 1996 and 1997, he worked at Bank of America. From 1997 to 2002, he served as Finance Department Senior Trader at Banco General de Negocios. He then worked at Banco Finansur Finance Department until 2004, when he was hired as the Head of the Trading Desk at Banco Banex (at present Banco Supervielle). He has also been appointed as Alternate Director of Mercado Abierto Electrónico, the most important electronic securities and foreign currency trading market in Argentina

Roberto García Guevara joined Banco Supervielle in April 2018 as Head of Capital Markets. He is a public accountant graduated from Universidad de Buenos Aires. From 1992 to 1995 he worked at Baring Securities Argentina as a sales trader. From July 1995 to June 1998 he served as Head of Argentine Research at Caspian Securities Sociedad de Bolsa. Between July 1998 and November 2002, he worked at Merril Lynch S.A. Sociedad de Bolsa serving as Senior Country Analyst - First Vice President, covering Argentina and Chile, and he also served as Vice President of the Board. From 2003 to August 2007 Roberto was Head of Research of Raymond James Argentina. From September 2007 until 2009 he worked at UBS Pactual as Head of Southern Cone and Andean Equity Strategy & Research. Roberto returned to Raymond James Argentina in 2010, where he was Head of Research until 2012. During his career in Research, he was ranked 10 times by the annual survey of “Institutional Investor” as a top three analyst for Argentine Equity Research (he was ranked number one five times). In 2012 he moved to the Corporate Finance effort within Raymond James Argentina (then AR Partners) and was Head of Corporate Finance between 2015 and March 2018.

Jacqueline Rubarth has led the Customer Experience and Business Intelligence team since April 2019, and she has also led the Agile Transformation Office since January 2020. She joined the Bank in January 2013 as Commercial Leader in the Medium and Large Business team and in February 2016 she was appointed Business Intelligence and Business Banking Planning Manager. She has more than 23 years of experience in the financial industry with a trajectory mostly carried out in the commercial line, always with focus in customer service. Before joining Supervielle, she spent 2 years as Corporate Commercial Executive at Banco Galicia and previously 14 years at BBVA, developing in the Corporate Banking and Investment Banking areas. She has a degree in Capital Markets from the Universidad del Salvador and attended the Management Development Program at Austral Business School.

Esteban Nicolás D´Agostino has been Chief of Operations and Central Services of Banco Supervielle since April 2020. He is a Public Accountant from University of Buenos Aires and attended the Executive Development Program at Universidad Austral Business School. Prior to this appointment, he served as General Manager at RECSA, a company dedicated to collection management. He has more than 25 years of experience in the banking industry, having worked at Citibank. His experience covers credit, collections, branches, operations and technology areas. Additionally, at Citibank he led the customer service models strategy with a focus on processes and operations for three years.

For the biography of Mr.  Emérico Alejandro Stengel, see “—Board of Directors.”

For the biographies of Mr. Mariano Biglia, Sergio Mazzitello, Mr. Sergio Gabai, Mr. Pablo Di Salvo, Mr. Martin Gallo, Mr. Javier Conigliaro, Mr. Sergio Gustavo Vázquez, Ms. Moira Almar and Mr. Juan Cuccia, see “—Officers.”

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

The following table sets forth the members of the audit committee:

Name	Position
Richard Guy Gluzman	Director, Chairman of the Committee
Alejandra Naughton	Director
Sergio Vazquez	Head of Internal Audit, Secretary of the Committee

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

The following table sets forth the members of the Information Technology Committee.

Name	Position
Richard Guy Gluzman	Director, Chairman of the Committee
Sergio Mazzitello	Chief Technology Officer, member and Secretary of the Committee
Alejandro Stengel	CEO
Silvio Margaria	Deputy CEO and COO
Javier Conigliaro	CRO
Other members of management team:	Head of Technology Infrastructure
Head of IT Operations
Head of Systems Development
Head of IT Strategy and Solutions Engineering
Responsible Officer of IT Governance

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

The following table sets forth the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee and Corporate Compliance Officer with the FIU
Alejandra Naughton	Director and Alternate Compliance Officer with the FIU
Juan Cuccia	Member – Head of AML – Secretary

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

The following table sets forth the members of the Risk Management Committee:

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Richard Guy Gluzman	Director
Emérico Alejandro Stengel	CEO
Silvio Margaria	Deputy CEO and COO
Pablo Di Salvo	Chief Credit Officer, Member
Mariano Biglia	CFO, Member
Hernán Oliver	Head of Treasury and Global Markets, Member
Javier Conigliaro	CRO, Member – Secretary
Sabrina Roiter	Head of Credit Risk, Member
Fernando Bodasiuk	Head of Financial Risks, Member

Banco Supervielle S.A.’s Credit Committee

The Bank’s credit committee is formed by the Chairman of the Board, the CEO, the Chief Credit Officer, the Deputy CEO and COO, the Chief Risk Officer, the Head of Treasury and Global Markets, the Head of Corporate Banking, the Credit Officer for Corporate Banking and Financial Institutions, the Credit Officer for SMEs and the Commercial Manager of Personal and Businesses Banking.

Banco Supervielle S.A.’s other management committees

The Bank has other management committees, such as the Assets and Liabilities Committee and the Operational and Reputational Risk Committee.

Management of Our Other Subsidiaries

The senior management of our other subsidiaries is in charge of the implementation and execution of those subsidiaries’ overall short-term and strategic objectives and reports to the respective Boards of Directors of those companies, and functionally to Grupo Supervielle’s CEO.

The CEO of CCF, Tarjeta, Espacio Cordial and Mila is Juan Martin Monteverdi, the CEO of SAM is Guillermo Guichandut, the CEO of Supervielle Seguros is Diego Squartini, and the CEO of InvertirOnline is Christel Sasse.

Set forth below are brief biographical descriptions of the CEOs of our other subsidiaries.

Juan Martin Monteverdi has been responsible of the consumer finance units of Grupo Supervielle since August 2018. He also serves as Director of Bolsillo Digital S.A.U. He has been Chief Executive Officer Cordial Servicios since April 2014 and Chief Executive Officer of Cordial Compañía Financiera, Tarjeta Automática and Mila since September 2018. He studied Business Management at the Universidad Nacional de Quilmes and took courses in Management, Leadership and Sales at IAE Business School and Universidad Austral. From June 2011 to April 2014 he was the Branch Network Manager at Banco Supervielle. From July 2009 to July 2011 he was Territorial Manager for Retail Banking and since 2006 he held several managerial positions also at Banco Supervielle.

Guillermo Guichandut has served as CEO of SAM since 2005. He also serves as Chairman of the Board of Directors of SAM. He received a degree in public accounting from Universidad Nacional de la Plata, and has completed a masters in Banking Management at the Universidad del CEMA. He is currently an Adjunct Professor of financial mathematics in the Economics department of the Universidad Nacional de la Plata. He is a member of the Executive Committee of the Argentine Chamber of Mutual Funds and President of its Communication Commission. Mr. Guichandut has vast experience in the financial sector, having worked at Bank of Boston and Banco Société Générale Argentina until his appointment as General Manager at SAM in 2005.

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

Christel Sasse has been appointed Chief Executive Officer of InvertirOnline in March, 2021. She joined InvertirOnline as Chief Product Officer in June 2020 bringing 17 years’ experience in product management, marketing, e-commerce and digital marketing. Earlier, she held several positions at Eventbrite, Thomson Reuters, Mercado Libre, and Procter&Gamble. She holds an Industrial Engineer degree from the Universidad Tecnológica Nacional Buenos Aires, a Postgraduate Degree in Capital Markets from Universidad del Salvador and a Master in Internationalization of Local Development, Economic Science and Social Science from the University of Bologna.

Employees

We had 5,021 employees (Includes permanent and temporary employees) as of December 31, 2020, 5,084 employees as of December 31, 2019 and 5,253 employees as of December 31, 2018.

At the holding company we had 7 employees as of December 31, 2020, 9 employees as of December 31, 2019 and 12 employees as of December 31, 2018.

Banking Business employees:

As of December 31, 2020, 2019 and 2018 the Bank had 3,706, 3,837 and 3,936 employees, respectively. As of December 31, 2020, 70.3% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2020, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

Consumer Finance Segment had 1,011 employees:

•	As of December 31, 2020, 2019 and 2018, CCF had 477, 452 and 346 employees, respectively. At December 31, 2020, 38.7% of CCF’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio), which regulates labor contracts of non-banking, financial institutions. The remaining 61.3% of employees, all managers and some senior analysts, were covered only by general contractual labor laws. In addition, as of December 31, 2020, 1.5% of CCF’s employees were members of the Commerce Employees Union (Sindicato de Empleados de Comercio).

•	As of December 31, 2020, 2019 and 2018, Tarjeta had 386, 422 and 538 employees, respectively. As of December 31, 2020, 93.7% of Tarjeta’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 6.3% of employees, all managers and some senior analysts, were covered by general contractual labor laws.

•	As of December 31, 2020, 2019 and 2018, Espacio Cordial had 119, 119 and 125 employees, respectively. As of December 31, 2020, 99.1% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, as of December 31, 2020, 77.8% of Espacio Cordial’s employees were union members.

•	As of December 31, 2020, and 2019, MILA had 29 employees and 32 employees. As of December 31, 2020, 62.1% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 37.9% of employees were covered by general contractual labor laws.

Insurance Segment had 151 employees

•	As of December 31, 2020, 2019, and 2018, Supervielle Seguros had 129, 122 and 106 employees respectively. As of December 31, 2020, 10.9% of its employees were union members from the Sindicato del Seguro de la República Argentina. At December 31, 2020, 93.8% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros.

•	As of December 31, 2020, Supervielle Productores Asesores de Seguros had 22 employees. None of its employees were under the collective bargaining agreement.

InvertirOnline S.A.U. and Invertironline.com Argentina S.A.U. had 135 employees:

•	As of December 31, 2020, InvertirOnline S.A.U. and Invertironline.com Argentina S.A.U. had 124 and 11 employees, respectively. As of December 31, 2020, 25.7% of InvertirOnline S.A.U. employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Invertironline.com are not unionized and are covered only by general contractual labor laws.

Supervielle Asset Management employees:

•	As of December 31, 2020, 2019 and 2018, SAM had 11, 12 and 12 employees respectively. Employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

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

Item 7.	Shareholders and Related Party Transactions

Item 7.A	Major Shareholders

As of April 29, 2021, we had 456,722,322 outstanding shares of common stock, consisting of 61,738,188 Class A shares and 394,984,134 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of March 31, 2021, we had approximately 12,500 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of April 29, 2021. We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

Shareholder Name	Class A Shares 5 votes	Class B Shares 1 Vote		Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Julio Patricio Supervielle	61,738,188	98,684,713	(*)	160,422,901	35.124822%	407,375,653	57.89258%
Other	—	296,299,421		296,299,421	64.875178%	296,299,421	42.10742%
Total:	61,738,188	394,984,134		456,722,322	100.00%	703,675,074	100.000%

(*)	Includes: (i) 12,784,713 Class B shares of common stock of the Company, par value Pesos 1.00 per share, (ii) 85,900,000 Class B shares represented by 17,180,000 ADSs.

As of April 19, 2021, we have identified 16 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and 6 record holders of our Class B shares in the United States. The record holders of our ADSs located in the United States, in the aggregate, held, as of April 19, 2021 approximately 1.4 million of our ADSs, representing approximately 2.3% of our ADSs and 1.8% of our Class B shares.

Share Ownership of Banco Supervielle S.A.

As of April 29, 2021, the Bank had 829,563,871 outstanding shares of common stock, consisting of 930,371 Class A shares and 828,633,500 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 29, 2021:

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

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2020 and 2019.

	Grupo Supervielle S.A.
	Year ended December 31,
	2020	2019

	(in thousands of Pesos, plus VAT)
Bank	178,269	127,586
Tarjeta	423	404
SAM	1,439	1,372
Sofital	148	142
CCF	13,182	12,575
Espacio Cordial	741	705
Total	194,202	142,784

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us. The Bank’s services include, among others: accounting records of transactions and preparation of financial statements, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. Pursuant to this agreement, we paid to the Bank in 2020 a total amount of Ps.851,500. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement is renewed automatically and it is in force as of the date of this annual report.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial and CCF granting them licenses to use certain of our trademarks (including our trademarks for “Cordial,” “Carta App” and “Tienda Supervielle.” We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. Pursuant to these agreements, we received fees from these companies in 2020 in a total amount of Ps.1,254,100.

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

	As of December 31,
	2020	2019

	(in thousands of Pesos, except number of recipients)
Aggregate total financial exposure	242,271	1,311,056
Number of recipient related parties	80	70
(a) individuals	71	63
(b) companies	9	7
Average total financial exposure	3,028	23,595
Single largest exposure during the period	933,426	1,120,671

Item 7.C	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Item 8.A	Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 included in this annual report.

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

In the course of 2020 a new class action has been brought against the Bank in relation to debits of fees or charges from savings accounts and/or credit cards of customers or former customers.

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

Declaration and payment of dividends to all holders of each class of our shares (Class A, Class B shares and preferred shares (to the extent any such shares are outstanding)), to the extent funds are legally available, is determined by all of our shareholders with voting rights (i.e., our Class A and Class B shareholders) at the annual ordinary shareholders’ meeting. At such annual ordinary shareholders’ meeting, our Class A shares will be entitled to five votes each and our Class B shares will be entitled to one vote each. It is the responsibility of our Board of Directors to make a recommendation to our shareholders with respect to the amount of dividends to be distributed. The Board of Directors’ recommendation will depend on a number of factors, including but not limited to, our operating results, cash flow, financial condition, capital position, legal requirements, contractual and regulatory requirements, and investment and acquisition opportunities. As a general rule, the Board of Directors will favor efficient use of capital in its recommendation-making process. Thus, the Board will recommend reinvesting earnings when there are investment opportunities, or it will recommend distributing dividends when there is excess capital.

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

Dividends are distributed on a pro rata basis according to the number of ordinary shares held by the shareholder. All shares of our capital stock rank pari passu with respect to the payment of dividends, regardless of class. Under CNV regulations, cash dividends must be paid to the shareholders within 30 days of their approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of authorization by the CNV for the public offering of such shares. The right of shareholders to demand payment of dividends shall toll three years after the date on which we first make them available to shareholders. Any dividends that are not claimed during this period are deemed extraordinary gains by us.

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

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. Exchange controls currently in place impair the conversion of dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad, therefore restricting the ability of foreign shareholders holders of ADSs to receive dividends in U.S. dollars abroad. In particular, with respect to the proceeds of any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to prior Central Bank approval (as described below), although access to the MLC to pay dividends to non-resident shareholders may be granted, subject to certain conditions. See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.” The ADS deposit agreement provides that the Depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars: if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of the ADSs in U.S. dollars. If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. See “Item 10.D Exchange Controls” and “Item 3.D Risk Factors.”

In accordance with the provisions of Title IV, Chapter III, Section 3, Subsection b) of the Regulations of the Argentine Securities Commission (Restated Text 2013), we have made use of the option to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, subject to the ratification of the general shareholders’ meeting.

The general shareholders’ meeting held on April 27, 2021 determined the creation of voluntary reserves under the terms of Section 70 of the AGCL in the amount of Ps.385.2 million for the future distribution of dividends. Our Board of Directors has the discretion to determine the timing, amount, and other terms and conditions of the payment of dividends according to the scope of the delegation made by the general shareholders’ meeting. For more information on current exchange controls applicable to the payment of dividends, see “Item 3.D. —Risk Factors— Risks Relating to Our Class B Shares and the ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B shares underlying the ADSs.”

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

In 2020 and 2019, we received the following dividend payments in cash from our subsidiaries: (i) Ps.183.2 million in 2020 and Ps.300.6 million in 2019 from SAM, (ii) Ps.627.3 million in 2020 and Ps.633.8 million in 2019 from Supervielle Seguros, (iii) Ps.36.4 million in 2020 and Ps.45.6 million in 2019 from Sofital, and (iv) Ps.16.1 million in 2020 and Ps. 88.9 million in 2019 from InvertirOnline. We did not receive dividend payments from the Bank or our other subsidiaries during 2020 and 2019.

As described in Note 25 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Grupo Supervielle paid dividends to its shareholders for 2020 and 2019, totaling approximately Ps.519.6 million and Ps.532.5 million, respectively.

Following the Ps385.2 million dividend reserve approved by our general shareholders’ meeting held on April 27, 2021, and the reserve release decided by our board of directors on April 29, 2021, our shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

As of December 31, 2020 (In millions of Pesos)
Capital Stock	456.7
Capital Adjustment	2,968.6
Paid in Capital	28,858.2
Legal Reserve	352.3
Other Reserves	2,718.8
Other Comprehensive Income	642.9
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	365,997.5

Note:	In accordance with the provisions of General Resolution No. 777/18 of the Argentine Securities Commission, the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting. Therefore, the shareholders’ meeting approved a dividend reserve for an amount of Ps.385.2 million corresponding to the Ps.341 million included in the board of directors proposal.

Item 8.B	Significant Changes

In addition to the information set forth in this section, additional information on significant changes can be found in “Item 3. Key Information— D. Risk Factors.” and in “Item 5.—A. Operating Results.”

The Ongoing COVID-19 Pandemic

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are disrupting economic activity. The ongoing COVID-19 pandemic has significantly increased economic uncertainty.

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

Argentina’s Sovereign Debt Restructuring

As of the date of this annual report, there is uncertainty as to whether the Argentine government will be able to successfully negotiate a new program with the IMF. For more information, see “Item 3. Key Information— D. Risk Factors— Risk Factors–Risks Relating to Argentina–The Argentine government’s ability to obtain financing from the international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.” and “Item 5.A.—Operating Results—The Argentine Economy and Financial System—Argentina’s Sovereign Debt Restructuring.”

Item 9.	The Offer and Listing

Item 9.A	Offer and Listing Details

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

On September 1, 2019, after the market disruptions caused by the results of the PASO elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Pesos through the MLC; and (ii) authorized the Central Bank to (a) regulate access to the MLC for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle in Pesos through the MLC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the MLC, in accordance with Section 2.6, exporters are authorized to avoid the settlement in Pesos to the extent that: (a) the funds are credited in foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable terms; (c) the funds are simultaneously applied to the making of payments for which the regulations grant access to the MLC, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.

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

Obligation to repatriate and settle in Pesos the proceeds from exports of services

Section 2.2 of the FX Regulations imposes to exporters the obligation to repatriate, and settle in the MLC, the proceeds from exports of services within 5 business days following payment thereof.

Sale of non-financial non-produced assets

Pursuant to Section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the MLC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Section 2.4 of the FX Regulations have reinstated the requirement to repatriate, and settle in Pesos through the MLC, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the MLC to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the MLC. The reporting of the debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay debt service.

Subject to compliance with the aforementioned obligations, access to the MLC is granted for the repayment of debt services at maturity or up to 3 business days in advance. In addition, as set forth by Section 3.5 of the FX Regulations, access to the MLC for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is simultaneous with the conversion of the new indebtedness to Pesos; (ii) the new indebtedness has a higher average life than the outstanding of the current debt being prepaid; and (iii) the first principal payment under the new indebtedness is (a) at a later date and (b) for an amount not greater than, the scheduled principal payment under the existing debt being prepaid.

Moreover, Section 3.11 of the FX Regulations authorizes (1) local borrowers under (A) foreign financial indebtedness with non-related creditors and (B) foreign indebtedness to finance the import of goods granted by foreign financial entities or official credit agencies, and (2) Argentine security trusts created to guarantee indebtedness detailed in (1)(A) and (1)(B) above, to access the MLC to purchase foreign currency to constitute the guarantees for the amounts required under the relevant loan agreements, subject to compliance with the following conditions: (a) the relevant indebtedness grants the relevant borrower access to the MLC for repayment and the agreements provide for debt service guarantee accounts; (b) the funds are transferred to accounts opened in local financial entities; credit into offshore accounts shall only be admitted if that is the only alternative set forth under the financing documents provided that such financing documents were entered into before August 31, 2019; (c) the amount accumulated in guarantee accounts does not exceed the amount of the next debt service payment; (d) the daily purchases do not exceed 20% of the maximum amount mentioned in (c); and (e) the bank must review the financing documents and confirm that the aforementioned conditions are met. Any funds not applied to cancel debt services must be settled through in Pesos in the MLC within 5 business days from the corresponding debt service payment date.

Additionally, Section 3.3 of the FX Regulations states that the Central Bank’s prior approval will be required to access the MLC for the repayment of debts for imports of goods and services.

Duly registered securities that are denominated and payable in foreign currency in Argentina

In accordance with Section 2.5 of the FX Regulations issued by the Central Bank, resident debt issuers are granted access to the MLC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MLC. However, the settlement of the proceeds from the issuance shall not be required for the future access to the MLC for repayment of domestic issuances as provided in (ii) above, provided that certain conditions are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MLC, and the mechanism is tax neutral, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with Section 3.6 of the FX Regulations, access to the MLC for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is subject to prior approval from the Central Bank. With regard to existing transactions as of such date, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Access to the MLC by security trusts for principal and interest payments.

Pursuant to Section 3.7 of the FX Regulations, Argentine security trusts created to guarantee principal and interest payments by resident debtors may access the MLC in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MLC to make such payments directly. Also, subject to certain conditions, a trustee may access the MLC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the MLC for the payment of import of goods in accordance with Section 10.1 of the FX Regulations. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Also, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof.

Pursuant to the FX Regulations, the local importer must appoint a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Payment of services provided by non-residents

Pursuant to Section 3.2 of the FX Regulations, residents may access the MLC for payment of services provided by non-residents (except affiliates), as long as it is verified that the operation has been declared, if applicable, in the last presentation of the External Assets and Liabilities Reporting Regime.

Access to the MLC for the prepayment of debts for services requires prior authorization by the Central Bank. Such approval will be also required to pay services rendered by foreign affiliates, provided, however, that the following transactions will be exempted:

(i)	in the case of credit card issuers, remittances related to tourism and travel activities will be exempted, to the extent that they do not relate to transactions requiring the Central Bank’s prior approval as set forth in the FX Regulations;

(ii)	collections of funds relating to services rendered by non-residents to residents, made by local agents in Argentina;

(iii)	expenses paid by local institutions to offshore institutions in their ordinary course of business;

(iv)	payments of reinsurance premiums abroad, provided that the transfer abroad is made in the name of a foreign beneficiary qualified by the Argentine Superintendence of Insurance;

(v)	transfers made by travel assistance companies in connection with health-coverage related losses arising from services rendered abroad by third parties to their resident customers; and

(vi)	payments under operating leases of vessels authorized by the Argentine Ministry of Transport and solely intended to provide services to another non-affiliated resident, provided that the amount payable abroad does not exceed the amount paid by the latter, net of commissions, reimbursement of expenses or other items that should be withheld by the resident who makes the payment abroad.

Repayment of principal and interest of imports of goods and services

Access to the MLC for the repayment of principal and interest of imports of goods and services is granted provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting Regime.

Access to the MLC for the prepayment of debts for imports of goods and services shall require prior authorization by the Central Bank.

Payments of principal and interest of foreign financial indebtedness

Section 7 of Communication “A” 7106 of the Central Bank establishes that debtors with scheduled principal payments maturing between October 15, 2020 and March 31, 2021 relating to (i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the Central Bank in line with the following criteria (the “Refinancing Plan”):

(a)	debtors were given access to the MLC on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and

(b)	the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, section 7 of Communication “A” 7106 of the Central Bank provides that, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the MLC. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met. In addition, Communication “A” 7106 established that the Refinancing Plan was to be submitted to the Central Bank before September 30, 2020 in respect of repayments maturing on or before December 31, 2020. In turn, for repayments maturing between January 1, 2021 and March 31, 2021, the Refinancing Plans had to be submitted no later than thirty (30) calendar days in advance of the due date for repayment of the principal to be refinanced. The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the MLC is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$ 1,000,000 (one million U.S. dollars) per calendar month.

Through Communication “A” 7133 (as amended by Communication “A” 7196), the Central Bank provided that:

(a)	access to the MLC up to 45 calendar days prior to the maturity date for the payment of principal of and interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Communication “A” 7106 mentioned above and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;

(b)	access to the MLC prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

(c)	pursuant to the provisions of section 7 of Communication “A” 7106 concerning scheduled principal repayments maturing between October 15, 2020 and March 31, 2021: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the MLC to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the MLC as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in section 3.6.4 of Communication “A” 6844 of the Central Bank, and (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the MLC for the service of principal and interest thereon.

In line with the Central Bank, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, listed in section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861 provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.

Payment of principal and interest on registered debt securities with foreign clearing

On February 4, 2021, the Central Bank issued Communication “A” 7218, which provides access to the MLC to Argentine residents for the payment of principal and interest on notes registered with foreign clearing and central securities depository agencies issued as from February 5, 2021, which have been partially settled with foreign currency in Argentina, to the extent that all of the following conditions are met, (i) the borrower provides evidence of exports made prior to the issuance of the notes, or that the proceeds of the issuance of such notes were used for making payments abroad; provided that one of the two (2) conditions is met, access to the MLC shall not require the prior approval of the Central Bank; (ii) the average life of the notes shall not be less than five (5) years; (iii) the first payment of principal under the notes shall not occur before three (3) years as from the issue date; (iv) the notes subscribed locally in Argentina and settled locally with foreign currency shall not exceed 25% of the aggregate amount of notes subscribed; and (v) all of the funds of the offering shall be settled through the MLC prior to the borrower accessing the MLC for the first time for paying interest and/or principal under the notes.

Prepayment of financing denominated in foreign currency granted by local financial institutions

The Central Bank’s prior approval shall be required to access the MLC to prepay foreign currency financing granted by local financial institutions, unless they relate to payments of credit card purchases made in foreign currency.

Payment of dividends and corporate profits

In accordance with Section 3.4 of the FX Regulations, access is granted to the MLC to pay dividends to non-resident shareholders, subject to the following conditions:

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

Access to the MLC by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Section 3.10 of the FX Regulations sets forth that access to the MLC for the build-up of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the Central Bank.

Derivatives transactions

Section 4.4 of the FX Regulations requires that derivatives transactions, including payment of premiums, constitution of collateral and settlement of futures, forwards, options and other derivatives, shall, as of September 11, 2019, be made in local currency (i.e., Pesos).

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

Additional Requirements Regarding Access to the Exchange Market

On May 28, 2020, the Central Bank issued Communication “A” 7030 , as amended by Communications “A” 7042, 7052, 7068, 7079, 7094, 7151 and 7193 (“Communication 7030”), which established additional requirements on outflows made through the MLC. Below is a brief description of such measures:

Additional requirements on outflows through the MLC

In the case of certain outflows made through the MLC (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal of and interest on external indebtedness; payments of interest on debts for the import of goods and services; payments of indebtedness in foreign currency owed by residents made through trusts organized in Argentina to secure the provision of services; payments under foreign currency-denominated debt securities publicly registered in Argentina and liabilities in foreign currency owed by residents; purchases of foreign currency by resident individuals for the purpose of forming external assets, providing family assistance and entering into derivative transactions (other than those made by individuals on account of the formation of external assets), purchase of foreign currency by individuals to be simultaneously used to purchase real estate in Argentina with a mortgage loan; purchase of foreign currency by other residents (excluding financial institutions) to form external assets and in connection with derivative transactions; other purchases of foreign currency by residents for specific uses and under interest rate hedge agreements in connection with liabilities incurred by residents that have been reported and validated under the External Assets and Liabilities Reporting Regime), the financial institution shall obtain the Central Bank’s prior approval before processing the transaction, unless it has obtained an affidavit executed by the legal entity or individual stating that, at the moment of accessing the local exchange market:

(a)	Holding foreign currency in Argentina and non-holding of available external liquid assets. The customer shall certify that all foreign currency in Argentina is available in accounts with financial institutions and that the customer had no external liquid assets available at the beginning of the day when access to the market was requested in an amount higher than the equivalent to US$ 100,000.

Communication 7030 provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, etc.

Available liquid external assets are not understood to include those funds deposited abroad that may not be used by the legal entity or individual as they are reserve or security funds set up in compliance with the requirements under borrowing agreements abroad or funds set up as collateral under derivative transactions consummated abroad.

If the legal entity or individual had liquid external assets available in an amount higher than the sum specified in the first paragraph, the financial institution may also accept an affidavit provided it is satisfied that such amount shall not be exceeded on the grounds that, either partially or totally, such assets:

i.	were used during such day to make payments that would have required access to the local exchange market;

ii.	were transferred to the legal entity or individual to a correspondent account of a local institution licensed to deal in foreign exchange;

iii.	are funds deposited in bank accounts abroad from collections of exports of goods and/or services or advances, pre- or post-export financing of goods by non-residents, or from the disposal of non-financial non-produced assets in respect of which the term of 5 business days after collection has not yet expired; or

iv.	are funds deposited in bank accounts abroad from financial indebtedness abroad and the amount thereof does not exceed the equivalent amount payable as principal and interest within the next 120 calendar days.

The affidavit filed by legal entities or individuals shall expressly indicate the value of their liquid external assets available as of the beginning of the day as well as the amounts allocated to each of the situations described in paragraphs i) through iv), as applicable.

(b)	New inflows and settlement of foreign currency from collections of loans granted to third parties and time deposits or sales of any asset, provided same were purchased and granted after May 28, 2020. Customers’ affidavits shall include a commitment to settle in the MLC, within a term of five business days upon being made available, those funds received from abroad from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, provided the asset had been purchased, the time deposit had been made or the loan had been granted after May 28, 2020.

The filing of affidavits shall not be required for outflows through the MLC in the following cases: (1) the exchange institution’s own transactions, acting as customer; (2) payment of financing in foreign currency granted by local financial institutions in connection with purchases in foreign currency using credit or shopping cards; and (3) payments abroad by credit card companies that are not financial institution in connection with the use of credit, shopping, debit or pre-paid cards issued in Argentina.

Additionally, Communication “B” 12082 of the Central Bank established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Central Bank to verify if the customer that intends to access the MLC is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

Payment of imports of goods by accessing the MLC until March 31, 2021.

In addition to complying with the filing requirement as set forth in paragraph (i) above, item 2 of Communication 7030 sets forth that, for the purposes of accessing the MLC to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Central Bank’s prior approval, unless any of the following situations occurs:

(a)	The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market during 2020, including the payment whose course is being requested, does not exceed in more than U.S.$1,000,000, the amount by which the importer would have access to the exchange market when computing the imports of goods that appear in his name in the system for tracking payments of imports of goods (SEPAIMPO) and that were made between January 1, 2020 and the day prior to accessing the MLC, plus the amount of payments made under other exceptions, subtracting the amount pending to be entered into Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019.

(b)	In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date.

(c)	It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities.

(d)	It is a payment made by: i) the public sector, ii) entities in which the Argentine State has a majority participation in the capital stock or in the making of major corporate decisions or iii) trusts constituted with contributions made by the national public sector.

(e)	It is an imports payment with pending customs entry registration, to be made by an entity in charge of the provision of critical drugs to be entered by private request by the beneficiary.

(f)	It is an imports payment with pending customs entry registration made for the purchase of COVID-19 detection kits or other products with tariff positions that are included in the list included in Decree No. 333/2020 as amended.

(g)	The financial entity has received an affidavit from the client stating that, including the advanced import payment which is being requested, plus the amounts included in (a), do not exceed U.S.$3,000,000 and that these payments are related to imports of products related to the provision of medication or other goods related to medical assistance and/or health care directed to the population or supplies that are necessary for their local preparation.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the Central Bank from the online system implemented for this purpose.

The amount by which importers can access the MLC under the conditions established within the framework of section 2 of Communication “A” 7030 will be increased by the equivalent of 50% of the amounts that, the importer settles through the MLC as export advances or pre-financing of exports from abroad with a minimum term of 180 days, as of October 2, 2020.

In the case of operations settled as of April 1, 2021, access to the MLC will also be admitted for the remaining 50% to the extent that the additional part corresponds to advanced payments of capital goods, and that the financial entity has the documents justify the products paid correspond to tariff positions classified as BK (Capital Goods).

Access to the MLC for payment of imports of goods while submission of import clearance is pending.

Pursuant to Communication “A” 7138, to access the MLC for the payment of imports of goods pending customs clearance, importers are required (in addition to the other requirements in force under the FX Regulations) to file a declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or SIMI) showing the “SALIDA” status in connection with the imported goods to the extent that such declaration is required for the registration of the application for import of goods for consumption.

Access to the MLC for prepayment of imports

Communication “A” 7138 clarified that, effective as of November 2, 2020, payments for imports of goods pending customs clearance made between September 2, 2019 and October 31, 2019 will be considered in default if they (A) relate to (i) payments on demand upon presentation of shipping documents; (ii) payments of commercial debts abroad; and (iii) payment of commercial guarantees for imports of goods granted by local institutions, and (B) are not regularized, that is, the customer failed to furnish evidence to the institution in charge of monitoring such payment (up to the amount paid) of the existence of (i) import clearance in its name or in the name of a third party; (ii) the settlement on the MLC of currency associated with the return of the payment made; (iii) other forms of regularization permitted under the FX Regulations; and/or (iv) the Central Bank’s acceptance of the total or partial regularization of the transaction.

Importers will not be allowed access to the MLC to make new prepayments of imported goods until such defaulted transactions are not regularized.

Payments of principal under debts with related counterparties until March 31, 2021

The Central Bank’s prior approval is required to access the MLC to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until March 31, 2021, pursuant to Communication “A” 7193. Such requirement shall not apply to the local financial institutions’ own transactions.

Item 4 of Communication “A” 7123 of the Central Bank establishes that, for as long as the requirement to obtain prior approval to access the MLC to pay, at maturity, principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the MLC as of October 2, 2020 and the average life of the indebtedness is not less than 2 (two) years.

Extension of the term for outflows through the MLC in connection with the sale of securities to be settled in foreign currency or transfers to foreign depositaries.

In the case of outflows through the MLC, including by means of swap or arbitrage transactions, in addition to the requirements that apply to each particular case, financial institutions shall request the filing of an affidavit certifying that:

(a)	on the day when access to the market is requested and within the prior 90 calendar days no sales of securities have been made via settlement of foreign currency or transfers thereof to foreign depositaries; and

(b)	the customer filing the affidavit undertakes to refrain from selling securities to be settled in foreign currency or transferring same to foreign depositaries since the day access is requested and during a term of 90 calendar days.

The filing of the affidavit shall not be required in case of outflows through the MLC in the following circumstances: 1) the financial institution’s own transactions, acting as customer; 2) payment of financing in foreign currency granted by local financial institutions, including payments for purchases made in foreign currency using credit or shopping cards; and 3) remittances abroad in the name of individuals who are the recipients of retirement and/or pension benefits paid by ANSES.

Communication “A” 7193

Through Communication “A” 7193, the Central Bank modified Section 2 of Communication “A” 7030 as amended, that regulated the requirements to access the MLC for the payment of imports, in accordance with what is already reflected in “—Payment of imports with access to the exchange market until March 31, 2021.”

Likewise, Communication “A” 7193 established that financial entities will be required to obtain the prior consent of the Central Bank to provide their clients with access to the MLC for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of FX Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the MLC for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Other Specific Provisions

Access to the MLC for savings or investments purposes of individuals

Pursuant to Section 3.8 of the FX Regulations, Argentine residents may access the MLC for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to U.S.$200 (through debits to local bank accounts) or U.S.$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.

Effective as of September 16, 2020, the Central Bank ordered under Communication “A” 7106 that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the MLC as of September 1, 2020, for the payment of obligations between residents under section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the US$ 200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

In addition, pursuant to Communication “A” 7106 and effective as of September 16, 2020, in order to allow access to the MLC for the formation of external assets, the relevant institution must be provided with a customer’s affidavit whereby the customer undertakes not to enter into securities transactions in Argentina to be settled in foreign currency as from the time the customer requests access to the MLC and for 90 calendar days thereafter.

The relevant institution shall check the online system implemented by the Central Bank to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero Interest-Rate Loans” contemplated in section 9 of Decree No. 332/2020, as amended, “Subsidized Loans for Companies” and/or “Zero Interest-Rate Loans for Independent Workers Engaged in Cultural Activities.”

In addition, for the purpose of entering into derivative transactions relating to the payment of premiums, creation of guarantees and payments of futures, forwards, options and other derivatives, to the extent they imply a payment in foreign currency, individuals shall be required to obtain the Central Bank’s prior approval.

Access to the local exchange market is also allowed for the payment of premiums, creation of guarantees and payment of interest rate hedge agreements under obligations by residents vis-à-vis foreign creditors that are reported and validated, as applicable, under the External Assets and Liabilities Reporting Regime, provided that it does not cover risks higher than the external liabilities actually incurred by the debtor at the interest rate of the risk being hedged through such transaction. The customer who accesses the local market using this mechanism shall designate an institution authorized to deal in the MLC which shall follow up the transaction and shall sign an affidavit committing to enter and settle the funds payable to the local customer as a result of such transaction or as a result of the release of the collateral money, within 5 business days following the date such payment or release.

Moreover, any persons who received loans denominated in pesos directed to SMEs listed in items 2 and 3 of Communication “A” 7006 of the Central Bank shall request the Central Bank’s previous authorization to access the MLC to enter into transactions for the purpose of forming external assets, providing family assistance and entering into derivative transactions or selling securities to be settled in foreign currency or transferring such securities to other depositaries. The applicable institution shall request customers willing to access the MLC to provide evidence of the referred authorization from the Central Bank or an affidavit to the effect that they are not beneficiaries of any financing listed in items 2 or 3 of Communication “A” 7006 of the Central Bank.

The Central Bank has also established that individuals benefitting from the provisions of item 4 of Communication “A” 6949, as supplemented, and section 2 of Decree No. 319/20 may not, until repaying in full the financed amount or while the benefit regarding the adjustment of the value of the installment continues, as applicable, (i) access the MLC for the purpose of forming external assets, providing family assistance and entering into derivative transactions; and (ii) arrange for the sale in Argentina of securities with settlement in foreign currency or transfer them to foreign depositaries.

Sale of foreign currency to non-residents

In accordance with Section 3.12 the FX Regulations, prior approval by the Central Bank will be required for access to the MLC by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U.S.$100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation, and (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the Argentine government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented.

Swap, arbitrage and securities transactions

Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i)	inflows of foreign currency from abroad, to the extent that they do not relate to transactions subject to the obligation to settle them in the MLC. Financial institutions shall allow inflows of foreign currency from abroad to be credited into the accounts opened by the customer in foreign currency in connection with these transactions;

(ii)	transfer of foreign currency abroad by individuals from their local accounts denominated in foreign currency to bank accounts held by such individuals abroad. Financial institutions shall require an affidavit from the customer stating that the customer has not sold any securities to be settled in foreign currency in the local market within the past 5 business days;

(iii)	transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;

(iv)	arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.12 of the FX Regulations;

(v)	transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$ 500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic; and

(vi)	all other swap and arbitrage transactions may be made by customers without the Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other exchange regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.

In addition, any person who has outstanding facilities in pesos under the scope of Communications “A” 6937, “A” 6993, “A” 7006, “A” 7082 of the Central Bank, as supplemented (i.e., credit facilities at subsidized interest rates) will be prevented from selling securities to be settled in foreign currency or transferring such securities to foreign depositaries, until such facilities have been fully repaid.

Use of export proceeds for the payment of new issuances of debt securities

Pursuant to Communication “A” 7196, as of January 7, 2021, proceeds in foreign currency from exports of goods and services may be used for the payment of principal and interest under new duly registered issuances of debt securities, to the extent that:

•	such issuance corresponds to (i) an exchange of debt securities, or (ii) the refinancing of foreign financial indebtedness, concerning scheduled principal repayments maturing between March 31, 2021, and December 31, 2022; and

•	considering the transaction as a whole, the average life of new indebtedness is at least 18 months longer than the principal and interest payments being refinanced which should occur before December 31, 2022.

Use of export proceeds for the payment of debts denominated in foreign currency

Communication “A” 7138 provides for cases in which proceeds in foreign currency from exports of goods and services may be used for the payment of certain debts denominated in foreign currency, indicating that, if the conditions set forth in item 1 of Communication “A” 7123 (relating to use of proceeds, the timing of entry and settlement of funds on the MLC and the monitoring of the transaction by a local financial institution) are met, proceeds in foreign currency from exports of goods and services may be used for:

(a)	payments of principal and interest of financial debts abroad with an average life (considering services of both principal and interest) of not less than one year.

(b)	the repatriation of non-residents’ direct investments in companies that do not control local financial institutions, provided that such repatriation occurs after the date of completion and implementation of the investment project and at least one year after the inflow of the capital contribution through the MLC.

In addition, Communication “A” 7138 provided for new transactions that may be paid out of foreign currency export proceeds:

(a)	new issuances of debt securities publicly registered in Argentina as of November 11, 2019 and denominated in foreign currency for which principal and interest are payable in Argentina in foreign currency (to the extent the proceeds have been obtained through the MLC), with an average life of not less than one year considering maturities of both principal and interest;

(b)	new indebtedness or direct investment capital contributions, the proceeds of which have entered and settled, and have allowed to reach the parameters provided in the Refinancing Plan under item 7 of Communication “A” 7106; and

(c)	new issuances of debt securities publicly registered in Argentina or abroad issued after October 9, 2020, with an average life of not less than two years, the delivery of which allowed the issuer to reach the parameters provided in its Refinancing Plan.

Export proceeds to guarantee new indebtedness

Communication “A” 7196 allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness entered into pursuant to Communication “A” 7123 and has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the MLC subject to the applicable foreign exchange rules.

In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.

Access to the MLC for the constitution of guarantees

Residents may access the MLC for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, pursuant to the Communication “A” 7123 refinancing scheme, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

•	concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the MLC and/or funds credited to the correspondent account of a local financial institutions, and

•	the guarantees shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors.

Funds which are not applied to the payment of principal and interest or the conservation guarantee detailed herein must be settled through the MLC within five business days from its maturity date.

Access to the MLC for the payment of new issuances of debt securities

New duly registered issuances of foreign-denominated debt securities, issued as of January 7, 2021, intended to refinance pre-existing debt, when seeking access to the MLC for the payment of principal and interest under such new indebtedness, shall be considered to have complied with the obligation to mandatory settle through foreign currency for an amount equivalent to the refinanced principal, the interest accrued up to the date the refinancing was settled and, to the extent that the new debt securities do not schedule principal maturities before 2023, the interest that would accrue until December 31, 2022 by the indebtedness which is refinanced in advance and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts so refinanced.

Special regime for financings under Plan Gas IV

On November 19, 2020, the Central Bank issued Communication “A” 7168 which provided for specific regulations applicable to transactions entered and settled through the MLC as of November 16, 2020 intended for the financing of projects falling within the scope of the Plan Gas IV. In particular, Communication “A” 7168 provides that:

(a)	Institutions may grant access to the MLC to remit funds abroad in the nature of dividends and profits to non-resident shareholders without the prior consent of the Central Bank provided the following conditions are met:

(i)	the dividends and profits arise from audited and closed financial statements;

(ii)	the total amount to be paid as dividends and profits to non-resident shareholders, including the payment then requested to be processed, does not exceed the amount in local currency payable to them as per the distribution approved by the shareholders’ meeting;

(iii)	access occurs not earlier than two calendar years from the date of the settlement in the MLC of the transaction that qualifies for inclusion in this point; and

(iv)	the transaction is disclosed, if applicable, in the last filing due under the External Assets and Liabilities Reporting Regime.

(b)	Institutions may grant access to the MLC, without the prior consent of the Central Bank, for the payment at maturity of principal and interest services on foreign indebtedness provided that such indebtedness has an average life of not less than two years and the remaining requirements for principal and interest payments on foreign financial indebtedness under the FX Regulations are met.

(c)	Entities may grant access to the MLC, without the prior consent of the Central Bank, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled on the MLC market as of November 16, 2020 as long as all of the following conditions are met:

(i)	the institution has documentation that proves the effective inflow of the direct investment in the resident company;

(ii)	access occurs not earlier than two years from the date of settlement on the MLC of the transaction that qualifies for inclusion in this point;

(iii)	in case of a capital reduction and/or return of irrevocable contributions made by the local company, the institution has documentation that proves that the relevant legal mechanisms have been complied with and has verified that the external liability in pesos generated as from the date of the non-acceptance of the irrevocable contribution or the capital reduction, as applicable, has been disclosed in the last filing due under the External Assets and Liabilities Reporting Regime.

In all cases, the institution shall have documentation that allows it to verify the genuineness of the transaction to be processed, that the funds were used to finance projects falling under the scope of such plan and the fulfilment of the other requirements set forth in the FX Regulations.

Local collections for exports of on-board supplies to foreign flagged means of transport (regimen de ranchos)

On February 5, 2020, the Central Bank issued Communication “A” 7217, establishing that, regarding local collections for exports of on-board (regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

(a)	The documentation allows to verify that the delivery of the exported merchandise has taken place in the country, that the local agent of the company that owns the foreign flagged means of transport made the payment to the exporter locally and in which currency the payment was made.

(b)	An entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the MLC pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations except for provisions of Section 3.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

(c)	In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the MLC has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than U.S.$250,000 in the calendar month.

Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

The institutions authorized to deal in foreign exchange shall provide the Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the MLC in daily amounts equal to or higher than the equivalent of US$ 50,000 (fifty thousand U.S. Dollars).

Customers of licensed institutions shall provide such institutions with information sufficiently in advance so that they may comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Other foreign exchange regulations

Pursuant to General Resolution No. 836/20, the CNV provided that mutual investment funds in pesos shall invest at least 75% of their assets in financial instruments and marketable securities issued in Argentina exclusively in local currency. General Resolution No. 838/20 clarified that such requirement is not applicable to investments in assets issued or denominated in foreign currency that are made and paid in pesos and the interest and principal amounts whereof are exclusively paid in pesos.

Under Interpretation Criterion No. 17 (referring to General Resolution No. 836/2020), the CNV established that new investments in assets issued in foreign currency may be made only if the aggregate of the assets listed in section 78, Article XV, Chapter III, Title XVIII of the CNV Rules plus the rest of the assets issued in a currency other than pesos does not exceed 25% of the assets of the relevant mutual investment fund.

Pursuant to General Resolution No. 871/2020, sales transactions of securities to be settled in foreign currency and in a foreign jurisdiction will be carried out provided that a minimum holding period of three business days is observed to be counted as from the date such securities are credited with the relevant depositary. As regards to sales of securities to be settled in foreign currency and in a local jurisdiction, the minimum holding period will be two business days to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities to be settled in foreign currency.

In addition, transfers of securities acquired from foreign depositaries to be settled in pesos will be processed subject to a minimum holding period of three business days counted as from the crediting thereof with the depositary, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or CEDEARs (Certificado de Depósito Argentinos) traded on markets regulated by the CNV. Settlement and clearing agents and trading agents must verify compliance with the aforementioned minimum holding period of the securities.

As regards incoming transfers, General Resolution No. 871/2020 provided that securities transferred by foreign depositaries and credited with a central depositary may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until three business days after such crediting into sub-account/s in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be two business days after such crediting into sub-account/s in the local custodian.

In addition, in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in US dollars issued by Argentina under local laws by sub-accounts subject to section 6 of the FX Regulations and that are also regarded as qualified investors, the following requirements must be observed:

(a)	for the aggregate of such securities, the nominal amount of securities purchased and to be settled in pesos may not exceed the nominal amount of securities sold and to be settled in pesos, on the same trading day and for each customer sub-account;

(b)	for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in local jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each customer sub-account; and

(c)	for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in a foreign jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each sub-account.

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

The following discussion contains a description of the principal Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B shares or ADSs, it is not applicable to all categories of investors, some of which may be subject to special rules, and it does not specifically address all of the Argentine and Unites States federal income tax considerations applicable to any particular holder. This discussion is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of United States and the regulations thereunder as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine and United States federal income tax consequences to it of an investment in our Class B shares or ADSs. This discussion is also based upon the representations of the Depositary and on the assumption that each obligation set forth in the deposit agreement among us, the Depositary and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date, and any change could apply retroactively and could affect the continued validity of this summary. On December 29, 2017, Law No.27,430 was published in the Official Gazette introducing a material tax reform (the “Tax Reform Law”), which introduces several modifications to the former tax regime. The Tax Reform Law has been regulated by the General Resolution (AFIP) No.4227/2018 (published in the Official Gazette on April 12, 2018), regulating, among others, the income tax applicable to income derived from financial transactions, obtained by Foreign Beneficiaries (as defined below). Decree No.1170/2018 (published in the Official Gazette on December 27, 2018) has regulated certain amendments introduced by the Tax Reform Law. Also, on December 6, 2019, Decree No.824/2019 was published in the Official Gazette, which approves a new ordered text of the Income Tax Law. On December 9, 2019, Decree No.862/2019 was published in the Official Gazette, which approves a new ordered text of the regulatory decree of the Income Tax Law, with certain modifications. It is important to point out that on December 23, 2019, Law No. 27,541 was published in the Official Gazette, which also introduces several modifications to the Argentine tax regime, such as the income tax applicable to income obtained by Argentine resident individuals and undivided estates located in Argentina derived from financial operations, among other aspects.

Law No. 27,541 has been regulated by the Decree No.99/2019 (published in the Official Gazette on December 28, 2019), General Resolution (AFIP) No.4659/2020 (published in the Official Gazette on January 7, 2020), General Resolution (AFIP) No.4664/2020 (published in the Official Gazette on January 15, 2020), Decree No. 116/2020 (published in the Official Gazette on January 30, 2020), General Resolution (AFIP) No. 4667/2020 (published in the Official Gazette on January 31, 2020), General Resolution (AFIP) No. 4673/2020 (published in the Official Gazette on February 7, 2020), General Resolution (AFIP) No. 4690/2020 (published in the Official Gazette on April 1, 2020), Decree No. 330/2020 (published in the Official Gazette on April 1, 2020), General Resolution (AFIP) No. 4691/2020 (published in the Official Gazette on April 2, 2020), General Resolution (AFIP) No. 4815/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4816/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4850/2020 (published in the Official Gazette on November 6, 2020), General Resolution (AFIP) No. 4855/2020 (published in the Official Gazette on November 10, 2020), General Resolution (AFIP) No. 4873/2020 (published in the Official Gazette on December 4, 2020), among others. Additionally, on August 26, 2020, on October 31, 2020 and on December 1, 2020, Law No. 27,562 and Decrees No. 833/2020 and 966/2020, were published in the Official Gazette, respectively, which extended the scope and validity of the moratorium established in Law No. 27,541.

This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, it is important to highlight that, notwithstanding the issuance of the above mentioned regulations it is expected that more regulations and explanations would be issued shortly, since to date it is not possible to determine how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs as it relates to their particular situation.

Income Tax

Taxation on Dividends

According to the amendments introduced to the Income Tax Law by virtue of the Tax Reform Law, and Law No. 27,541, the taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)	Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018 and up to December 31, 2020: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). Note that according to Section 48 of Law No. 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 7% rate would also apply for dividend distributions involving profits obtained during fiscal years initiated on or after January 1, 2018 and up to December 31, 2020. However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable. It is worth noting that the unclear statutory language under Law No. 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding. Additionally, as recently transpired, there is a bill subject to discussion by the National Congress to extend the provisions of Section 48 of Law No. 27,541 for fiscal years beginning on or after January 1, 2021 and until December 31, 2021, inclusive; thus resulting in the application of the 30% corporate rate and the 7% rate for dividend distributions for an additional period.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii)	Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2021 onward: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 13% income tax withholding on the amount of such dividends. Note that according to Section 48 of Law No. 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 13% rate would apply for dividend distributions involving profits obtained during fiscal years initiated on or after January 1, 2021. In the case of non-Argentine residents, said 13% rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable. As stated above, the unclear statutory language under Law No. 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding. As stated above, as recently transpired, there is a bill subject to discussion by the National Congress to extend the provisions of Section 48 of Law No. 27,541 for fiscal years beginning on or after January 1, 2021 and until December 31, 2021, inclusive; thus resulting in the application of the 30% corporate rate and the 7% rate for dividend distributions for an additional period.

(iii)	Dividends originated in profits obtained during tax periods before those contemplated above: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax (as defined below).

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

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020 and at the rate of 25% for tax periods initiated after January 1, 2021 and onwards (note that, according to Section 48 of Law No. 27,541, the reduction of the corporate rate provided for in the Tax Reform Law was suspended until tax periods commencing after January 1, 2021, inclusive). As stated above, the unclear statutory language under Law No. 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding. In addition, as stated above, as recently transpired, there is a bill subject to discussion by the National Congress to extend the provisions of Section 48 of Law No. 27,541 for fiscal years beginning on or after January 1, 2021 and until December 31, 2021, inclusive; thus resulting in the application of the 30% corporate rate for an additional period. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law No. 27,541, provides that as since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal states or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income (calculated in Argentine currency). The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii) of the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are met. Pursuant to amendments introduced by Law No. 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued). Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions” (as defined below).

In addition, the Tax Reform Law stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable and the Foreign Beneficiaries are resident in a cooperative jurisdiction and their funds were channeled through cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP No. 4227/2018, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. General Resolution (AFIP) N° 4227/2018 provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law (i.e., when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

As a result of the enactment of Law No. 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the UK and the United Arab Emirates. The agreement signed with Qatar was approved by the National Congress on December 29, 2020 through Law No. 27,608 (published in the Official Gazette on January 15, 2021). The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

For tax period 2019, onwards, Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. Law No. 27,541 (published in the Official Gazette on December 23, 2019) changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Section 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence.” For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law No. 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for taxes or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%.

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

PAIS Tax (“Impuesto para una Argentina inclusiva y solidaria”)

Law No. 27,541 establishes, on an emergency basis and for the term of five fiscal periods from the entry into force of said law (i.e. December 23, 2019), a federal tax applicable to certain transactions for the purchase of foreign currency for saving purposes or without a specific destination and other operations of currency exchange and acquisition of services performed by Argentine tax residents (individuals, undivided estates, legal entities, among others). The applicable rate is, in general, 30%.

Investors should consider the provisions that apply to them according to their specific case.

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law No. 27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the Income Tax Law, the application of a thirty-five percent (35%) collection on the amounts in Ps. that, for each case, are detailed in Article 39 of the Law No. 27,541.

Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred.

Additionally, this general resolution establishes a refund regime for those subjects to whom the established collection has been applied and who are not taxpayers of income tax or, where appropriate, personal assets tax.

Solidary and Extraordinary contribution to help moderate the effects caused by the Pandemic

On an emergency basis and for only one time, it was created an extraordinary, obligatory contribution which applies on the assets of certain individuals and undivided estates in existence at the date of entry into force of Law No. 27,605 (i.e. December 18, 2020) (the “Extraordinary Contribution”).

The taxpayers are: (i) Argentine resident individuals and undivided estates, for their assets located in the country and abroad. Also included are those individuals of Argentine nationality whose domicile or residence is in “non-cooperative jurisdictions” or “null or low tax jurisdictions” according to the terms of the Income Tax Law, and (ii) Individuals and undivided estates residing abroad (except those mentioned in the previous point) for their assets located in the country.

The individual’s residence by December 31, 2019 according to Income Tax Law provisions shall be applicable for the purposes of this Extraordinary Contribution.

In both cases, these individuals will be exempted from this Extraordinary Contribution when the total value of their assets, included and valued according to the personal assets tax law terms, regardless of the treatment they have against such tax and without any non-taxable minimum threshold deduction, does not exceed Ps. 200,000,000, inclusive.

For those mentioned in point (i), the taxable base of this Extraordinary Contribution will be determined considering the total value of their assets in the country and abroad, including contributions to trusts or foundations of private interest and other similar structures, participations in companies or other entities of any type without fiscal personality and direct or indirect participations in companies or other entities of any type, existing at the date of entry into force of this law.

The Extraordinary Contribution to be paid will be determined on the basis of a scale and rates varying from 2% to 5.25%, depending on (i) the total value of the assets and (ii) their location. The differential rate between assets located abroad and those located in the country shall be eliminated if part of these assets are repatriated within a certain period of time and to the extent those funds remain until December 31st, 2021 deposited in a bank account under the name of the holder or are affected, once this deposit is made, to one of the destinations established by General Resolution AFIP 4930.

The application, collection and inspection of this Extraordinary Contribution will be in charge of the AFIP. The provisions of the Argentine Fiscal Procedures Law (Law 11,683, text ordered in 1998 and its amendments) and the Criminal Tax Regime of Title IX of Law No. 27,430 and its amendments are supplementary applicable to the Extraordinary Contribution. Filing of the tax return and payment thereof shall be made until March 30, 2021, inclusive. General Resolution AFIP 4930 also established a reporting regime that shall be complied with from March 22 until April 30, 2021 under which certain individuals are required to inform their existing assets by March 20, 2020 and, in certain cases, also their existing assets by December 18, 2020.

Law No. 27,605 was regulated by the Decree N° 42/2021 (published in the Official Gazette on January 29, 2021) and by General Resolution AFIP 4930.

Note that although the Extraordinary Contribution was conceived as a one-time tax on assets existing as of December 18, 2020, it is important to mention that in Argentina there are several taxes that have been created on an exceptional basis and for a limited time, and were later extended for additional periods (e.g., Tax on Credits and Debits on Bank Accounts).

Gross turnover tax

This tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

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

In accordance with the stipulations of the Fiscal Consensus entered into by and amongst the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires on November 16, 2017 and approved by the Argentine Congress on December 21, 2017 (the so-called “Fiscal Consensus” and/or the “Consensus”), local jurisdictions took on certain commitments in connection with certain taxes that are within their powers. The Consensus shall be effective only in connection with the jurisdictions that have their legislative branches approve the Consensus and such effectiveness shall not commence if such approval has not been granted. When it comes to the impact of the Consensus on gross turnover tax, the Argentine provinces and the City of Buenos Aires agreed to grant exemptions and impose maximum tax rates on certain businesses and for certain periods.

However, it is important to point out that later, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed three agreements to suspend the Fiscal Consensus (“Fiscal Consensus 2018, 2019 and 2020”). These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class B shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

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

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1, 2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant to Law No. 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed Fiscal Consensus 2019 and 2020 to suspend the Fiscal Consensus and the Fiscal Consensus 2018. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2021, any gratuitous transfer of property lower than or equal to Ps.322,800 is exempt. This amount is increased to Ps.1,344,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

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

As defined under Section 19 of the Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, according to Section 24 of the regulatory decree of the Income Tax Law, the following jurisdictions should be considered as “non-cooperative” under the disposition of Section 19 of the aforementioned law:

Bosnia and Herzegovina; Brecqhou; Burkina Faso; State of Eritrea; State of the Vatican City; State of Libya; Independent State of Papua New Guinea; Plurinational State of Bolivia; Ascension Island; Sark Island; Santa Elena Island; Solomon Islands; The Federated States of Micronesia; Mongolia; Montenegro; Kingdom of Bhutan; Kingdom of Cambodia; Kingdom of Lesotho; Kingdom of Swaziland; Kingdom of Thailand; Kingdom of Tonga; Hashemite Kingdom of Jordan; Kyrgyz Republic; Arab Republic of Egypt; Syrian Arab Republic; Algerian Democratic and Popular Republic; Central African Republic; Cooperative Republic of Guyana; Republic of Angola; Republic of Belarus; Republic of Botswana; Republic of Burundi; Republic of Cape Verde; Republic of Ivory Coast; Republic of Cuba; Republic of the Philippines; Republic of Fiji; Republic of the Gambia; Republic of Guinea; Republic of Equatorial Guinea; Republic of Guinea- Bissau; Republic of Haiti; Republic of Honduras; Republic of Iraq; Republic of Kenya; Republic of Kiribati; Republic of the Union of Myanmar; Republic of Liberia; Republic of Madagascar; Republic of Malawi; Republic of Maldives; Republic of Mali; Republic of Mozambique; Republic of Namibia; Republic of Nicaragua; Republic of Palau; Republic of Rwanda; Republic of Sierra Leone; Republic of South Sudan; Republic of Suriname; Republic of Tajikistan; Republic of Trinidad and Tobago; Republic of Uzbekistan; Republic of Yemen; Republic of Djibouti; Republic of Zambia; Republic of Zimbabwe; Republic of Chad; Republic of the Niger; Republic of Paraguay; Republic of the Sudan; Democratic Republic of Sao Tome and Principe; Democratic Republic of East Timor; Republic of the Congo; Democratic Republic of the Congo; Federal Democratic Republic of Ethiopia; Lao People’s Democratic Republic; Socialist Democratic Republic of Sri Lanka; Federal Republic of Somalia; Federal Democratic Republic of Nepal ; Gabonese Republic; Islamic Republic of Afghanistan; Islamic Republic of Iran; Islamic Republic of Mauritania; People’s Republic of Bangladesh; People’s Republic of Benin; Democratic People’s Republic of Korea; Socialist Republic of Vietnam ; Togolese Republic; United Republic of Tanzania; Sultanate of Oman; British Overseas Territory Pitcairn, Henderson, Ducie and Oeno Islands; Tristan da Cunha; Tuvalu; and Union of the Comoros.

In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the corporate income tax rate established in Section 73(a) of the Income Tax Law.

Pursuant to Section 25 of the regulatory decree of the Income Tax Law, for purposes of determining the taxation level referred to in Article 20 of the Income Tax Law, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime. According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

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

United States Federal Income Tax Considerations

This discussion describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class B shares and ADSs (and to the extent provided under “Information Reporting and Backup Withholding” and “FATCA” below, investors other than U.S. holders). This discussion does not contain a detailed description of all potential U.S. federal income tax consequences and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, this discussion does not apply to certain classes of holders, such as persons that own or are deemed to own 10% or more of the voting power or 10% or more of the total value of all classes of our stock, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders that elect mark-to-market accounting for securities holdings, banks or other financial institutions, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes (or a partner therein), persons who are liable for the alternative minimum tax, persons who acquired Class B shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding Class B shares or ADSs in connection with a trade or business conducted outside of the United States, persons holding the Class B shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons required to accelerate the recognition of any item of gross income with respect to our Class B shares or ADSs as a result of such income being recognized on an applicable financial statement, or persons that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. This discussion assumes that the Class B shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

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

For purposes of this summary, you are a U.S. holder if you are a beneficial owner of Class B shares or ADSs and you are, for U.S. federal income tax purposes, an individual citizen or resident of the United States, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the Class B shares and ADSs.

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

Dividends received by U.S. holders will generally constitute foreign source income and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the Class B shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as discussed in “—Material Argentine Tax Considerations”) will not be a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a PFIC for our most recent taxable year, and we may do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

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

Our determination with respect to our PFIC status is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect and which are subject to change in the future. Those regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In addition, because the value of our assets may be based, in part, on the market value of our Class B shares and ADSs, a decrease in the price of our Class B shares and ADSs may also result in us becoming a PFIC. If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such Class B shares or ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class B shares or ADSs. Under these special tax rules:

•	the excess distribution will be allocated ratably over your holding period for the Class B shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Sale or Other Disposition

Upon a sale or other disposition of the Class B shares or ADSs, U.S. holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s tax basis, determined in U.S. dollars, in the Class B shares or ADSs. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Class B shares or ADSs were held for more than one year. A U.S. holder’s ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder may be taxable at a preferential rate. If an Argentine tax is withheld on the sale or other disposition of the Class B shares or ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See “—Material Argentine Tax Considerations—Income Tax—Capital gains tax” for a description of when a disposition may be subject to taxation by Argentina. Any gain or loss will generally be U.S.–source gain or loss for foreign tax credit purposes. U.S. holders should consult their tax advisors as to whether the Argentine tax on gains may be creditable against the U.S. holder’s U.S. federal income tax on foreign-source income from other sources.

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

We evaluate, upgrade and improve market risk measurements and controls on a daily basis. In order to measure significant market risks on the trading portfolio, we use the value at risk methodology, or “VaR,” in our internal models. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of its portfolios, including interest rates, foreign exchange rates, securities prices, volatility and any correlation among them. VaR is an estimation of potential losses that could arise from reasonably likely adverse changes in market conditions. It expresses the maximum amount of loss expected (given a confidence interval) over a specified time period, or “time horizon,” if that portfolio were held unchanged over that time period.

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

The following table shows the Basel Standardized Approach for market risk capital requirement for our combined trading portfolios in 2020, 2019 and 2018 (in thousands of Pesos):

	2020	2019	2018
Minimum	176,332	278,454	281,541
Maximum	577,100	773,178	680,659
Average	360,473	534,489	441,025
As of December 31,	551,765	342,719	410,769

In order to take advantage of good trading opportunities, we have sometimes increased risk; however, during periods of uncertainty, we have also reduced it.

Interest Rate Risk

Central Bank Communication “A” 6397 amended the way in which the Central Bank evaluates capital needs related to interest rate risk exposure, by the way adapting its methodology to international best practices. Even though Interest Rate Risk is not part of Tier I capital requirements in a direct way, this could be the case whenever the bank reaches the status of “outlier bank.” The “outlier bank” test compares the bank’s ρEVE with 15% of its Tier 1 capital, under a set of prescribed interest rate shock scenarios. Tier I capital requirements will increase by the excess of the bank’s ρEVE over 15% of its Tier 1 capital. Therefore, the Superintendency of Financial Institutions continues to review such risk and determines if there is a need for additional regulatory capital in case a predetermined threshold is surpassed or it finds clear evidence of an inappropriate management of this type of risk. Additionally, the Central Bank establishes the need to measure interest rate risk considering two dimensions: a) the impact of interest rate fluctuations over the underlying value of a bank’s assets, liabilities and off-balance sheet items and hence its economic value and b) the impact over the net interest income. In order to tackle the first dimension, the Central Bank established a Standardized Framework considering the impact of six different shock scenarios over the bank’s ρEVE. To assess the impact over the net interest income, the bank has to make use of its internal measurement systems (SIM). See “Item 4.B Business overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Limitations.”

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

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-VaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. In the case of CCF, capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of CCF (Group “C” banks). The following chart shows the Bank’s interest rate risk figures under the Standardized Framework described above for 2020, 2019 and 2018 (in thousands of Pesos):

	2020	2019	2018
Minimum	183,329	381,847	879,416
Maximum	948,699	878,805	1,141,684
Average	499,205	601,951	1,010,551
As of December 31,	948,699	555,428	879,416

The Bank and CCF’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities. The following tables show the Bank and CCF’s consolidated exposure to a positive interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2020
	0-1 Year	1-5 Years	Over 5 Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	36,403	6,837	-	43,240
Loans to the non-financial public sector(2)	21	-	-	21
Loans to the private and financial sector(2)	68,036	15,708	3,006	86,751
Receivables from financial leases	476	661	42	1,178
Other assets	-	-	62,868	62,868
Total interest-earning assets	104,937	23,206	65,916	194,058
Interest-bearing liabilities
Savings	50,044	0	55,877	105,921
Time deposits	46,423	3	-	46,425
Non subordinated notes	2,166	-	-	2,166
Liabilities with financial institutions	1,944	146	-	2,090
Other liabilities	0	0	14,391	14,391
Total interest-bearing liabilities	100,576	149	70,268	170,993
Asset/liability gap	4,361	23,057	-4,352	23,066
Cumulative asset/liability gap	4,361	27,418	23,066	46,131
Cumulative sensitivity gap as a percentage of total interest-earning assets	4%	99%	-7%	12%

(1)	Includes government securities and instruments issued by the Central Bank.

(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2020
	0-1 Year	1-5 Years	Over 5 Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	1,745	10	241	1,996
Loans to the non-financial public sector(2)	-	-	-	-
Loans to the private and financial sector(2)	5,947	4,337	-20	10,263
Receivables from financial leases	-	-	-	-
Other assets	-	-	23,385	23,385

	Remaining Maturity at December 31, 2020
	0-1 Year	1-5 Years	Over 5 Years	Total

	(in thousands of Pesos, except percentages)
Total interest-earning assets	7,692	4,347	23,606	35,645
Interest-bearing liabilities in foreign currency
Savings	17,457	0	3,241	20,698
Time deposits	4,499	-	-	4,499
Subordinated notes	1,131	-	-	1,131
Liabilities with financial institutions	9,115	-	-	9,115
Other Liabilities	0	0	3,614	3,614
Total interest-bearing liabilities	32,203	0	6,855	39,058
Asset/liability gap	-24,511	4,347	16,751	-3,413
Cumulative asset/liability gap	-24,511	-20,164	-3,413	-6,826
Cumulative sensitivity gap as a percentage of total interest-earning assets	-319%	100%	71%	-10%

(1)	Includes government securities and instruments issued by the Central Bank.

(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2020, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.1,543,375,000, and this position generated a market risk capital requirement of Ps.135,256,000 as of such date.

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

The Bank and CCF define liquidity risk as the risk of having to pay additional financial costs due to an unexpected need for liquidity. This risk arises out of the differences in amounts and maturity of the assets and liabilities held by the Bank. There are two types of Liquidity Risk:

•	Funding Liquidity Risk, which results from the inability to obtain funds at market price that are needed to ensure liquidity, mainly due to the market’s perception of the Bank and CCF.

•	Market Liquidity Risk, which occurs when the Bank or CCF cannot trade its position in one or several assets at market price, which is caused by two factors:

○	the assets are not sufficiently liquid and cannot be traded in the secondary market; and

○	changes in the market where the assets are traded.

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

The Bank and CCF rely on a set of indicators that allows them to detect and take steps to prevent potential liquidity risks. The Bank’s and CCF’s set of indicators and risk limits are established by the Risk Management team and approved by the Board of Directors. These indicators are constantly monitored by the Risk Management Committee.

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

We believe that we are pioneers in the design of operational risk management frameworks in Argentina, placing emphasis on risk identification, risk management policies and our organizational model. We have tailored our framework to the requirements established by the Central Bank, the Basel accords and international best practices. The Bank’s operational risk management processes are overseen by a correspondent, who is assisted by a network of risk, and every branch and service center has a delegate in charge of monitoring risk. The correspondents and delegates report to the Operational Risk Department, ensuring that the Bank’s entire network is working together to monitor operational risk.

Operational Risk Measuring Models

The risk management process is based on complying with several stages designed to evaluate the Bank’s vulnerability to operational risk events, minimizing operational risk. This method allows the Bank to achieve a better understanding of its operational risk profile and adopt the necessary measures to address any vulnerability. The stages are divided into:

•	Identification of operational risk by implementing a Risk Control Self-Assessment model, which applies to each one of the Bank’s processes and IT assets.

•	Measurement and evaluation of operational risk by establishing risk levels, evaluating the effectiveness of control mechanisms and determining residual risk for each of the Bank’s processes and IT assets.

•	Mitigation, resulting from the application of plans of action and strategies designed to maintain risks within the levels established by the Board of Directors.

•	Monitoring to quickly detect and address deficiencies in the policies, processes and procedures for managing operational risk, and to ensure constant improvement.

•	Documenting the incidents and losses related to operational risk by establishing a database that allows for a comparison of the frequency and impact of operational risk events with the risk control self-assessment model.

•	The Bank and other subsidiaries of the Group, mainly CCF, have Operational Risk Committees that are in charge of the enforcement of the operational risk policies and monitors the operational risks and operational risk events affecting the different companies. In addition, the Operational Risk Committee issues reports to the high management, Risk Management Committee and Board of Directors.

The Bank and CCF evaluate internally their minimum capital requirements regarding operational risk through two different models:

•	Banco Supervielle: has adopted a model that calculates (i) expected and unexpected losses, (ii) VaR (at a 99.9% confidence interval) and (iii) the minimum capital required to cover expected and unexpected losses. The holding period used is one year.

•	CCF: capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of CCF.

Item 12.      Description of Securities Other Than Equity Securities

Item 12.A   Debt Securities

Not applicable.

Item 12.B   Warrants and Rights

Not applicable.

Item 12.C   Other Securities

Not applicable.

Item 12.D   American Depositary Shares

Fees and Expenses

Holders of our ADRs are generally expected to pay fees to the Depositary according to the schedule below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class B shares and the Class B shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) which are distributed by the Depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges that the Depositary or the custodian have to pay on any ADSs or shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. The depositary for our ADRs is The Bank of New York Mellon (the “Depositary”). In 2020, the Depositary reimbursed expenses for an amount of U.S.$17,835.67. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliates receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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

2)          Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.

3)          Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2020.

(c) Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in their report to our consolidated financial statements.

Please see “Item 18. Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2020.

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16.A   Audit committee financial expert

Our Board of Directors has determined that Mrs. Laurence Nicole Mengin de Loyer is the audit committee’s financial expert. Mrs. Loyer is an independent director under Rule 10A-3 of the Exchange Act.

Item 16.B   Code of Ethics

We have adopted a code of ethics that is applicable to all our employees, which is posted on our website at: https://s21.q4cdn.com/714080446/files/doc_downloads/2020/C%C3%B3digo-de-%C3%89tica-(EN).pdf. We have updated our code of ethics during the year ended December 31, 2019, effective as of January 1, 2020. The update of our code of ethics introduced, among others, guidelines for the use of social media and the responsibility and obligation of employees to report corrupt practices. In this update the Compliance Department was appointed as responsible for the operational management and dissemination of the code (instead of the Human Resources Department). In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2020.

We have also adopted the following policies: (i) investor communication, confidentiality and insider trading information, (ii) conflict of interest, (iii) related party transactions, (iv) travel and gift policies and (v) integrity program for the prevention of corruption. These policies are posted on our website at www.gruposupervielle.com/English/Corporate-Governance/Corporate-Governance-policies/default.aspx.

Information contained or accessible through our website is not incorporated by reference in and should not be considered part of this annual report.

Item 16.C   Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2020 and 2019.

	2020	2019

	(in thousands of Pesos)
Audit Fees	104,230	104,777
Audit Related Fees	2,162	4,540
Tax Fees	-	4,230
All Other Fees	4,773	2,763
Total	111,165	116,312

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

All other fees include fees paid for professional services other than the services reported above under “audit fees,” “audit related fees” and “tax fees” in each of the fiscal years above.

Audit Committee Pre-approval Policy and Procedures

Following SEC requirements regarding auditor independence, the Audit Committee pre-approves auditor services before the commencement of the service. The Audit Committee evaluates the nature and scope of the work to be performed and the fees for such work prior to the engagement.

The Audit Committee has delegated to its Chairperson the authority to grant pre-approvals to auditor services. The decision of the Chairperson to pre-approve a service is presented to the full Audit Committee at the following scheduled meeting.

The General Annual Shareholders´ Meeting designates the external auditor.

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Neither Argentine law nor our bylaws require us to have a majority of independent directors. However, pursuant to Section 109 of the Argentine Capital Markets Law, our Audit Committee must be composed of at least three members of the Board of Directors, with the majority of independent directors; thus, we are required to have at least two independent directors. Our Audit Committee is composed of three independent directors in accordance with the Exchange Act.

303A.02	This section establishes general standards to determine directors’ independence. No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.
	(ii) In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company’s board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the listed company to such director; and (B) whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company. (b) In addition, a director is not independent if:	Pursuant to CNV Rules, a director is not considered independent in certain situations, including where a director: (a) is also a member of the board of directors of the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during immediately the previous three years; (b) is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years; (c) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the issuer or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director; (d) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in it; (e) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation”, for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
	A. the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary. Employment as interim chairman or CEO or other executive officer shall not disqualify a director from being considered independent;	(f) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the issuer, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them;

	B. the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service); C. (i) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (ii) the director has an immediate family member who is a current partner of such firm; (iii) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time; D. the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; E. the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million, or 2% of such other company’s consolidated gross revenues.	(g) receives any payment, including the participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section d) and the corresponding to the consideration set forth in section e); (h) has served as member of the board of director of the issuer, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered; (i) is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria; Pursuant to the CNV Rules, a director who, after his or her appointment, falls into any of the circumstances indicated above, must immediately report to the issuer, which must inform the CNV and the authorized markets where it lists its negotiable securities immediately upon the occurrence of the event or upon the instance becoming known. In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company. Pursuant to the CNV Rules we are required to report to the shareholders’ meeting, prior to voting for the appointment of any director, the status of such director as either “independent” or “non-independent.”

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings. The AGCL provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	Pursuant to applicable local rules, we have an Ethics, Compliance and Corporate Governance committee. We also have a Nomination and Remuneration Committee which, among other duties, advises the Board of Directors on the nomination of directors.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	Neither Argentine law nor our bylaws require the establishment of a compensation committee. However, we have a Nomination and Remuneration Committee which advises the Board of Directors on: (a) the nomination of directors and senior officers and their succession plans, (b) the remuneration polices for the Board of Directors, senior officers and the personnel, and (c) Human Resources policies, training and evaluation of the staff performance.

303A.06 303A.07	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, subject to certain specified exceptions, with a written charter that covers certain minimum specified duties. (a) The audit committee must have a minimum of three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period of time after the appointment and at least one of its members shall have experience in accounting or financial management. In addition to meeting any requirement of Rule 10A-3 (b) (1), all audit committee members must satisfy the independence requirements set out in Section 303A.02. (b) The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(b)(iii)(A)-H) of the NYSE Manual.

The responsibilities of an audit committee, as provided in the Argentine Capital Markets Law and the CNV Rules are essentially the same as those provided for under Rule 10A-3, which we are required to satisfy. Argentine law requires the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. Our Audit Committee is composed of three independent directors according to Rule 10A-3 and one of the members is well-versed in business, financial and accounting matters, in accordance with the requirements of the Exchange Act. See “Directors, Senior Management and Employees – Audit Committee” section for further details about the Audit Committee Composition. Our audit committee performs the following duties and responsibilities among others:

a)      oversees the adequacy, appropriateness and effectiveness of our internal control systems to ensure the reasonableness, reliability, adequacy and transparency of our consolidated financial statements, financial and accounting information and our consolidated financial statements and information;

b)      takes notice of complaints regarding accounting, internal controls over financial reporting and auditing matters, received through the applicable procedures

A. at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised in the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company; B. meet with management and the independent auditor to review and discuss the listed company’s annual audited financial statements and quarterly financial statements, including a review of the company’s specific disclosures under Operating and Financial Review and Prospects”; C. discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; D. discuss risk assessment and risk management policies; E. hold separate regular meetings with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditors; F. review any issue or difficulty arising from the audit or management’s response with the independent auditor; G. set clear policies for the recruitment of employees or former employees of the independent auditors; and H. report regularly to the board of directors. (c) Rule 303A.07(c) establishes that each listed company must have an internal audit function to provide management and the audit committee with ongoing advice on the company’s risk management processes and internal control systems.

c)      provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

d)      advises on the Board of Directors´ proposal for the designation of the external auditors, ensures their independence, analyzes the different services rendered by them, reviews their plans and evaluates their performance, giving an opinion on this matter when the Company issues its financial statements;

e)      ensures that the Code of Ethics and Internal Conduct Code comply with current rules and regulations;

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

f)      maintains an understanding of the internal auditing procedures to ensure that they are complete and up-to-date and approves such procedures to then submit them to the Board of Directors for their consideration and approval;

g)      takes knowledge of Grupo Supervielle’s financial, reputational, legal and operative risks, and oversees compliance with policies designed to mitigate these such risks;

h)      advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;

i)      issues grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV;

j)      verifies the fulfillment of any applicable rules of conduct;

k)      oversees the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses;

l)      advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited. Our Audit Committee is ruled by its internal charter.

m)      issues a report before any Board of Directors´ resolution to buyback our shares;

n)      at least once a year and upon the filing of the Company´s annual financial statements, issues a report to the Board and the shareholders addressing the work done to perform its duties, and the results of its work, and

o)      performs all duties stated in its chart, our bylaws and laws and regulations.

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

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects, including director’s standards and responsibilities	The CNV Rules contain recommended Corporate Governance guidelines for listed companies and the Board of Directors must include on its annual report, the level of compliance of such guidelines. Since 2011, we have in place a Code of Corporate Governance which contains corporate governance guidelines. Our Code of Corporate Governance is subject to periodic revision in order to comply with the latest applicable regulations and standards and to include up-to-date best market practices. The latest revision of our Code of Corporate Governance was approved in October 2019.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each listed company may determine its own policies, which should address conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations, and encouraging the reporting of any illegal or unethical behavior.	Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct and ethics that applies to all of our employees.

303A.12	a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A. c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.	Comparable provisions do not exist under Argentine law and CNV Rules.

Item 16.H	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.	Exhibit Index

Exhibit Number	Description

1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

2.1	Deposit Agreement among Grupo Supervielle, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

8.1	List of subsidiaries of Grupo Supervielle as of the date of this annual report (filed herein).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

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

GRUPO SUPERVIELLE S.A.
By:	/s/ Julio Patricio Supervielle
Name: Julio Patricio Supervielle
Title: Chief Executive Officer

By:	/s/ Mariano Biglia
Name: Mariano Biglia
Title: Chief Financial Officer

Date: April 30, 2021

Consolidated Financial Statements

As of December 31, 2020, 2019 and

for the years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Supervielle and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

F-2

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of financial instruments that do not have an active market

As described in Notes 2 .a and 6 to the consolidated financial statements, the fair value of financial instruments that do not have an active market is determined based on valuation techniques. The balance of this type of instruments as of December 31, 2020 is Ps. 52,762,335 thousands. Included in this balance are Ps.28,449,953 thousands of financial assets which are classified as Level 2. These financial instruments are priced using internal methods and assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value the financial instruments included implicit rates in the last available tender for similar securities and spot rate curves . These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

The principal considerations for our determination that performing procedures relating to fair value of financial instruments that do not have an active market is a critical audit matter are the significant judgment by management to determine the fair value of these financial instruments due to the use of an internally-developed model, which included significant assumptions related to the implicit rates in the last available tender for similar securities and spot rate curves ; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of financial instruments that do not have an active market. These procedures also included, among others, testing management process for (i) evaluating the reasonableness of implicit rates in the last available tender for similar securities and spot rate curves and the appropriateness of the valuation models used; (ii) testing the mathematical accuracy of the valuation techniques; and (iii) testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of valuation method and the evaluation of implicit rates in the last available tender for similar securities and spot rate curves.

F-3

Estimation of the allowance for loan losses of assets measured at amortised cost and fair value through OCI

As described in Notes 2.b , 1.11.2, 26 and 27 to the consolidated financial statements, the Company’s allowance for loan losses was Ps.8,424,714 thousands as of December 31, 2020. The Company assesses impairment under the expected credit losses method described in IFRS 9. Management’s models used to determine the expected credit loss include the use of significant judgement, considering factors such as the definition of what is considered to be a significant increase in credit risk and the development of assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions.The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses of financial assets measured at amortised cost and fair value through OCI is a critical audit matter are: (i) that is an area highly subjective that involves a significant amount of judgment and effort in developing the valuation models for determining the allowance for loan losses, (ii) the significant judgments and estimations made by management in both the forecast of macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage and in the definition of what is considered to be a significant increase in credit risk, both of which significantly affect its estimate of expected credit losses at the balance sheet date, (iii) the audit of these figures involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others, (i) evaluating models used by management, the reasonableness of assumptions of forecasts of macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage, the methodology used for the generation of the macroeconomic scenarios (ii) evaluating the definition of what is considered to be a significant increase in credit risk (iii) testing the mathematical accuracy of the impairment calculation for the credit balances (iv) testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in evaluating and testing the appropriateness of the models used by management and the reasonableness of the definition of what is considered to be a significant increase in credit risk, the assumptions and estimates made by Management to incorporate relevant information about past events, current conditions and forecasts of economic conditions.

/s/ PRICE WATERHOUSE & Co. S.R.L.

/s/ SANTIAGO JOSÉ MIGNONE (Partner)
Santiago José Mignone
Buenos Aires, Argentina
April 30, 2021.

We have served as the Company’s auditor since 2008.

F-4

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(Expressed in thousands of pesos)

	12/31/2020	12/31/2019
ASSETS
Cash and due from banks (Note 1.7)	36,674,869	35,945,335
Cash	12,792,522	11,913,814
Financial institutions and correspondents
Argentine Central Bank	19,623,684	21,683,569
Other local financial institutions	4,106,336	2,307,232
Others	152,327	40,720
Debt Securities at fair value through profit or loss (Note 1.7, 5, 6 and 16.1)	9,871,903	773,961
Derivatives (Note 6 and 10)	143,944	350,680
Reverse Repo transactions (Note 9)	22,354,735	-
Other financial assets (Note 5, 6 and 16.2)	4,285,221	2,854,686
Loans and other financing (Note 6 and 26)	105,395,186	119,817,347
To the non-financial public sector	23,530	39,307
To the financial sector	12,062	87,841
To the Non-Financial Private Sector and Foreign residents	105,359,594	119,690,199
Other debt securities (Note 1.7, 6 and 16.3)	40,859,975	14,238,340
Financial assets pledged as collateral (Note 6 and 16.4)	4,904,935	7,261,336
Current income tax assets (Note 4)	-	139,487
Inventories (Note 16.5)	70,964	60,521
Investments in equity instruments (Note 6 and 15)	116,328	19,848
Property, plant and equipment (Note 13)	7,103,638	5,448,454
Investment Property (Note 14)	5,997,945	5,520,143
Intangible assets (Note 15)	6,782,538	5,919,425
Deferred income tax assets (Note 4)	3,315,885	2,275,175
Other non-financial assets (Nota 16.6)	1,352,880	1,795,477
TOTAL ASSETS	249,230,946	202,420,215

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(Expressed in thousands of pesos)

	12/31/2020	12/31/2019
LIABILITIES
Deposits (Note 16.7)	178,641,594	121,176,255
Non-financial public sector	7,911,255	7,447,131
Financial sector	57,416	38,253
Non-financial private sector and foreign residents	170,672,923	113,690,871
Liabilities at fair value through profit or loss (Note 5 and 16.8)	2,002,005	258,060
Derivatives (Note 5 and 10)	1,995	-
Repo transactions (Note 5 and 9)	-	435,401
Other financial liabilities (Note 5 and 16.9)	7,528,889	12,409,984
Financing received from the Argentine Central Bank and other financial institutions (Note 5 and 16.10)	5,852,292	12,276,610
Unsubordinated debt securities (Note 5 and 23)	4,226,748	8,286,163
Current income tax liability	1,288,267	-
Subordinated debt securities (Note 5 and 23)	1,140,469	2,886,028
Provisions (Note 17 and 16.11)	681,092	921,696
Deferred income tax liabilities (Note 4)	42,005	689,268
Other non-financial liabilities (Note 16.12)	12,146,102	11,175,664
TOTAL LIABILITIES	213,551,458	170,515,129

SHAREHOLDERS’ EQUITY
Shareholders’ Equity attributable to owners of the parent company	35,651,135	31,878,404
Shareholders’ Equity attributable to non-controlling interests	28,353	26,682
TOTAL SHAREHOLDERS’ EQUITY	35,679,488	31,905,086

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2020	12/31/2019	12/31/2018
Interest income (Note 16.13)	64,699,880	60,983,625	63,700,230
Interest expenses (Note 16.14)	(28,578,388)	(47,531,377)	(36,468,510)
Net interest income	36,121,492	13,452,248	27,231,720
Net income from financial instruments (NIFFI) at fair value through profit or loss (Note 16.15)	3,315,582	28,536,382	13,215,705
Result from derecognition of assets measured at amortized cost	657,019	-	-
Exchange rate differences on gold and foreign currency	1,064,545	(441,191)	2,359,639
Net Income From Financial instruments And Exchange Rate Differences	5,037,146	28,095,191	15,575,344
Net Financial Income	41,158,638	41,547,439	42,807,064
Services Fee Income (Note 16.16)	11,493,824	11,707,556	12,414,260
Services Fee Expense (Note 16.17)	(3,548,269)	(3,054,954)	(2,970,070)
Income from insurance activities (Note 16.18)	1,671,455	1,896,923	1,777,345
Net Service Fee Income	9,617,010	10,549,525	11,221,535
Subtotal	50,775,648	52,096,964	54,028,599
Results from exposure to changes in the purchasing power of money	(4,290,328)	(7,296,543)	(12,597,117)
Other operating income (Note 16.19)	3,779,451	3,751,037	5,180,332
Loan loss provisions	(8,615,060)	(10,533,018)	(10,846,363)
Net operating income	41,649,711	38,018,440	35,765,451
Personnel expenses (Note 16.20)	18,176,866	19,283,346	18,384,833
Administration expenses (Note 16.21)	10,318,557	10,310,666	11,729,051
Depreciation and impairment of non-financial assets (Note 16.22)	2,407,028	2,470,504	905,545
Other operating expenses (Note 16.23)	6,574,779	8,656,215	9,030,424
Income/ (Loss) before taxes	4,172,481	(2,702,291)	(4,284,402)
Income tax (Note 4)	(671,707)	(229,663)	(2,117,088)
Net income / (loss) for the year	3,500,774	(2,931,954)	(6,401,490)
Net income / (loss) for the year attributable to owners of the parent company	3,499,882	(2,929,201)	(6,341,497)
Net income / (loss) for the year attributable to non-controlling interests	892	(2,753)	(59,993)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2020	12/31/2019	12/31/2018
NUMERATOR
Net income / (loss) for the year attributable to owners of the parent company	3,499,882	(2,929,201)	(6,341,497)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	3,499,882	(2,929,201)	(6,341,497)

DENOMINATOR
Weighted average of ordinary shares	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722

Basic Income per share	7.66	(6.41)	(13.88)
Diluted Income per share	7.66	(6.41)	(13.88)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2020	12/31/2019	12/31/2018
Net income / (loss) for the year	3,500,774	(2,931,954)	(6,401,490)

Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	818,447	(84,516)	646,265
Income tax (Note 4)	(238,992)	13,170	(159,864)
Net revaluation surplus of property, plant and equipment	579,455	(71,346)	486,401
(Loss) / income from equity instruments at fair value through other comprehensive income	-	(6,475)	2,182
Income tax (Note 4)	-	1,944	(655)
Net (loss) / income from equity instruments at fair value through other comprehensive income	-	(4,531)	1,527
Total Other Comprehensive Income not to be reclassified to profit or loss	579,455	(75,877)	487,928
Components of Other Comprehensive Income to be reclassified to profit or loss
Income from financial instruments at fair value through other comprehensive income	326,200	15,364	24,985
Income tax (Note 4)	(101,962)	(4,610)	(6,991)
Net income from financial instruments at fair value through other comprehensive income	224,238	10,754	17,994
Other Comprehensive Income to be reclassified to profit or loss	224,238	10,754	17,994
Other Comprehensive (loss) / income	803,693	(65,123)	505,922
Other comprehensive (loss) / income attributable to parent company	802,914	(64,940)	505,396
Other comprehensive (loss) / income attributable to non-controlling interest	779	(183)	526
Comprehensive loss	4,304,467	(2,997,077)	(5,895,568)
Comprehensive loss for the year attributable to owners of the parent company	4,302,796	(2,994,141)	(5,836,101)
Comprehensive loss for the year attributable to non-controlling interest	1,671	(2,936)	(59,467)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended on December 31, 2020, 2019 and 2018

(Expressed in thousands of pesos)

Items	Capital stock	Capital Adjustment	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
Balance at December 31, 2017	456,722	3,079,801	33,164,697	152,370	6,662,091	(1,582,686)	98,157	42,031,152	465,561	42,496,713
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	-	-	-	38,931	4,554,572	(4,593,503)	-	-	-	-
- Dividend distribution	-	-	-	-	-	(687,687)	-	(687,687)	-	(687,687)
Purchase of subsidiaries ‘shares	-	-	(914)	-	-	-	-	(914)	(338)	(1,252)
Other movements	-	-	-	-	-	-	-	-	(376,254)	(376,254)
Net loss for the year	-	-	-	-	-	(6,341,497)	-	(6,341,497)	(59,993)	(6,401,490)
Other comprehensive income for the year	-	-	-	-	-	-	505,396	505,396	526	505,922
Balance at December 31, 2018	456,722	3,079,801	33,163,783	191,301	11,216,663	(13,205,373)	603,553	35,506,450	29,502	35,535,952
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves	-	-	-	-	2,833,486	(2,833,486)	-	-	-	-
- Dividend distribution	-	-	-	-	-	(634,568)	-	(634,568)	-	(634,568)
Purchase of subsidiaries ‘shares	-	-	663	-	-	-	-	663	116	779
Net loss for the year	-	-	-	-	-	(2,929,201)	-	(2,929,201)	(2,753)	(2,931,954)
Other comprehensive (loss) for the year	-	-	-	-	-	-	(64,940)	(64,940)	(183)	(65,123)
Balance at December 31, 2019	456,722	3,079,801	33,164,446	191,301	14,050,149	(19,602,628)	538,613	31,878,404	26,682	31,905,086
Absorption of negative retained earnings (*)	-	-	(4,417,494)	(191,301)	(19,316,859)	23,925,654	-	-	-	-
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
- Other reserves	-	-	-	-	5,796,775	(5,796,775)	-	-	-	-
- Dividend distribution	-	-	-	-	(530,065)	-	-	(530,065)	-	(530,065)
Net income for the year	-	-	-	-	-	3,499,882	-	3,499,882	892	3,500,774
Other comprehensive income for the year	-	-	-	-	-	-	802,914	802,914	779	803,693
Balance at December 31, 2020	456,722	3,079,801	28,746,952	-	-	2,026,133	1,341,527	35,651,135	28,353	35,679,488

(*) See Note 25.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2020	12/31/2019	12/31/2018
Cash flow from operating activities

Net income / (loss) for the year	3,500,774	(2,931,954)	(6,401,490)

Adjustments to obtain flows from operating activities:
Income tax	671,707	229,663	2,117,088
Depreciation and Impairment of Property, plant and equipment	2,407,028	2,470,504	905,545
Loan loss provisions	8,615,060	10,533,018	10,846,363
Other adjustments:
Exchange rate difference on gold and foreign currency	(1,064,545)	441,191	(2,359,639)
Interest from loans and other financings	(64,699,880)	(60,983,625)	(63,700,230)
Interest from deposits and financing received	28,578,388	47,531,377	36,468,510
Net income from financial instruments at fair value through profit or loss	(3,315,582)	(28,536,382)	(13,215,705)
Fair value measurement of investment properties	92,457	173,076	(301,426)
Results from exposure to changes in the purchasing power of money	4,290,328	7,296,543	12,597,117
Interest on liabilities for financial leases	207,035	289,288	-
Allowances reversed	(572,480)	(678,796)	(665,561)
Result from derecognition of financial assets measured at amortized cost	(657,019)	-	-

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(3,704,499)	33,730,615	13,361,338
Derivatives	206,736	(317,331)	49,878
Reverse Repo transactions	(22,354,735)	-	10,358,040
Loans and other financing
To the non-financial public sector	15,777	29,390	32,129
To the other financial entities	75,779	746,839	393,321
To the non-financial sector and foreign residents	69,862,241	87,397,438	73,827,816
Other debt securities	(26,621,635)	(5,209,685)	(7,918,913)
Financial assets in guarantee	2,356,401	(3,057,655)	(180,104)
Investments in equity instruments	(48,916)	1,941	122,467
Other assets	(578,668)	3,051,066	(9,736,045)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	464,124	(15,810,885)	4,174,518
Financial sector	19,163	(14,598)	4,299
Private non-financial sector and foreign residents	28,504,851	(113,144,888)	(16,309,593)
Derivatives	1,995	(197,328)	197,328
Repo transactions	(435,401)	435,401	-
Liabilities at fair value through profit or loss	1,743,945	(303,388)	561,448
Other liabilities	(3,796,035)	713,438	995,641
Income Tax paid	(1,272,880)	(1,102,703)	(2,932,952)

Net cash provided by / (used in) operating activities (A)	22,491,514	(37,218,430)	43,291,188

Cash flows from investing activities

Payments related to:
Purchase of PPE, intangible assets and other assets	(4,724,074)	(1,516,436)	(5,978,681)
Purchase of liabilities and equity instruments issued by other entities	(47,564)	-	(376,258)
Acquisition of subsidiaries, net of cash adquired	(7,292)	(269,496)	(3,849,461)

Collections:
Disposals related to PPE, intangible assets and other assets	425,906	10,920	908,416

Net cash used in investing activities (B)	(4,353,024)	(1,775,012)	(9,295,984)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2020	12/31/2019	12/31/2018
Cash flows from financing activities

Payments:
Repurchase of non-controlling interest in subsidiaries	-	772	(1,252)
Lease liabilities	(1,366,164)	(1,703,937)	-
Financing received from Argentine Financial Institutions	(6,785,701)	(155,072,118)	(143,192,966)
Unsubordinated debt securities	(21,297,718)	(23,641,629)	(15,818,913)
Subordinated debt securities	(1,774,264)	(1,147,619)	(27,195)
Dividends	(530,065)	(634,568)	(687,687)

Collections:
Unsubordinated negotiable obligations	2,653,805	11,452,532	8,752,664
Financing received from Argentine Financial Institutions	14,873,400	150,529,472	149,113,655

Net cash used in financing activities (C)	(14,226,707)	(20,217,095)	(1,861,694)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	10,375,405	32,802,331	32,132,480

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	14,287,188	(26,408,206)	64,265,990
Result from exposure to changes in the purchasing power of the currency of Cash and equivalents	(12,853,555)	(33,941,124)	(32,132,480)
Cash and cash equivalents at the beginning of the year	38,032,893	98,382,223	66,248,712
Cash and cash equivalents at the end of the year	39,466,526	38,032,893	98,382,223

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

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

Grupo Supervielle´s Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 include the assets, liabilities and results of the controlled companies detailed in Note 1.2.

1.1.1	Basis of preparation

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

These consolidated financial statements as of December 31, 2020, were approved by resolution of the Board of Directors’ meeting held on April 30, 2021.

1.1.2	Going concern

The consolidated financial statements as of December 31, 2020, 2019 and 2018 have been prepared on a going concern basis as there is a reasonable expectation that the Group will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

1.1.3	Measuring Unit – IAS 29 (Financial reporting in hyperinflationary economies)

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

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2020 reached 209.2%. On the other hand, the macroeconomic events that have taken place in the country during the year show that the country is complying with the qualitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. All this, consequently, originates the need to apply the restatement for inflation of the financial statements in the terms of IAS 29 for the year ended December 31, 2020.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

The tables below show the evolution of these indexes in the last three years and as of December 31, 2020 according to official statistics (INDEC):

	As of December 31,
	2018	2019	2020
Variation in Prices
Annual	47.6%	53.8%	36.1%
Accumulated 3 years	148.0%	183.4%	209.2%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2020 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

The Group restated all the non-monetary items in order to reflect the impact of inflation in terms of the measuring unit current as of December 31, 2020. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and Equity. Each item must be restated since the date of the initial recognition in the Group’s accounts or since the date of the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2020.

Comparative figures must also be presented in the measuring unit current as of December 31, 2020. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

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

1.1.4	New Standards and Interpretations issued by the IASB adopted by the Group

(a)	Definition of a business – Changes in accordance to IFRS 3

On October 22, 2018, IASB released changes, which include the definition of business with the purpose of helping entities determine whether a transaction must be recorded as a combination of business or the acquisition of an asset. Such changes:

(i)	Clarifies that, the definition of business, an acquired group of activities and assets, shall include at least a good and a substantial process that together shall contribute significantly to the capacity of developing products;

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

(ii)	Removes the evaluation of whether market players can replace the lack of processes or goods and continue with the production of products;
(iii)	Add explanatory guidelines and examples to help entities evaluate whether a substantial process has been acquired;
(iv)	Restrict definitions of a business or product by focusing on goods and services granted to clients and remove the reference to the capacity of reducing costs, and
(v)	Add an optional concentration trial that enables a simplified evaluation of whether a set of activities and acquired businesses are not a business.

Entities need to apply changes in transactions which acquisitions date as from the beginning of the first annual period over which it has been informed as of January 1, 2020.

The amendment did not have any impact in the Group´s consolidated financial statements.

(b)	Definition of significant or relatively significant - Changes to IAS 1 and IAS 8

On 31 October 2018, the IASB issued amendments to the definition of material in IAS 1 and IAS 8.

The amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs: i) use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting; ii) clarify the explanation of the definition of material; and iii) incorporate some of the guidance in IAS 1 about immaterial information.

The amended definition is: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendment clarifies that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information. It also states that an entity assesses materiality in the context of the financial statements as a whole.

The amendment also clarifies the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

Entities need to apply these changes for annual periods beginning on or after 1 January 2020.

The amendment did not have a significant effect in the Group´s consolidated financial statements.

(c)	Amendment to the Conceptual Framework

The IASB has revised its Conceptual Framework. This will not result in any immediate change to IFRS, but the Board and Interpretations Committee will use the revised Framework in setting future standards. Preparers might also use the Framework to assist them in developing accounting policies where an issue is not addressed by an IFRS

The amendment is effective for annual periods beginning on or after 1 January 2020 for preparers that develop an accounting policy based on the Framework.

The Group considers that such changes have no significant effect in its consolidated financial statements.

1.1.5	New Standards and Interpretations issued by the IASB not in force

(a)	Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” as replacement for IFRS 4. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment, and a contractual service margin representing the unearned profit of the contract which is recognized as revenue over the coverage period. This standard is effective for fiscal years beginning on or after January 1, 2023. The Group is evaluating the impact of the adoption of this new standard.

(c)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

The IASB has issued amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 that address issues that arise during the reform of an interest rate benchmark, including the replacement of one benchmark with an alternative one. The most important changes are related to the accounting of financial instruments at amortized cost. For instruments to which the amortised cost measurement applies, the amendments require entities, as a practical expedient, to account for a change in the basis for determining the contractual cash flows as a result of IBOR reform by updating the effective interest rate using the guidance in paragraph B5.4.5 of IFRS 9. As a result, no immediate gain or loss is recognised. This practical expedient applies only to such a change and only to the extent it is necessary as a direct consequence of IBOR reform, and the new basis is economically equivalent to the previous basis. IFRS 16 was also amended to require lessees to use a similar practical expedient when accounting for lease modifications that change the basis for determining future lease payments as a result of IBOR reform (for example, where lease payments are indexed to an IBOR rate).Such changes will become effective as from January 1, 2021.

The Group is assessing the impact of the amendments.

(d)	Amendment to IFRS 16 ‘Leases’- Covid 19 - Related rent concessions

Rent concessions have been, or are expected to be, provided to lessees as a result of the COVID-19 pandemic. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments for a period of time, sometimes followed by increased rent payments in future periods. IFRS 16 contains requirements that apply to such rent concessions. The IASB has noted, however, that applying those requirements to a potentially large volume of rent concessions related to COVID-19 could be complex – particularly in the light of the many other challenges that stakeholders face during the pandemic.

As a result, the IASB has provided lessees (but not lessors) with relief in the form of an optional exemption from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment.The practical expedient only applies to rent concessions occurring as a direct consequence of the COVID-19 pandemic. Lessees that apply the exemption will need to disclose that fact, as well as the amount recognised in profit or loss arising from COVID-19-related rent concessions. If a lessee chooses to apply the practical expedient to a lease, it would apply the practical expedient consistently to all lease contracts with similar characteristics and in similar circumstances. The amendment is to be applied retrospectively in accordance with IAS 8, but lessees are not required to restate prior period figures or to provide the disclosure under paragraph 28(f) of IAS 8.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

The amendments are mandatory for annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. The Group is assessing the impact of the amendments.

(e)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16, ‘Leases’

The Board has amended Illustrative Example 13 that accompanies IFRS 16 to remove the illustration of payments from the lessor relating to leasehold improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiary as a first-time adopter

IFRS 1 allows an exemption if a subsidiary adopts IFRS at a later date than its parent. The subsidiary can measure its assets and liabilities at the carrying amounts that would be included in its parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary.

The Board has amended IFRS 1 to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. The amendment to IFRS 1 extends the above exemption to cumulative translation differences, in order to reduce costs for first-time adopters. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

Taxation in fair value measurements

The Board has removed the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41, ‘Agriculture’. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

Effective date

All of the amendments are effective 1 January 2022. Earlier application is permitted

The Group is assessing the impact of the amedments.

(f)	Amendments to IAS 1, ‘Presentation of financial statements’, IFRS Practice statement 2 and IAS 8,’ Accounting policies, changes in accounting estimates and errors’

The IASB amended IAS 1, ‘Presentation of Financial Statements’, to require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendment also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. their significant accounting policies. To support this amendment, the Board also amended IFRS Practice Statement 2, ‘Making Materiality Judgements’, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

These amendments should be applied for annual periods beginning on or after 1 January 2023. Earlier application is permitted. The amendments should be applied prospectively.

The Group is assessing the impact of the amendments.

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

The following chart details the subsidiaries included in the consolidation process:

		Percentage of direct or indirect investment in capital stock
Company	Main Activity	12/31/2020		12/31/2019		12/31/2018
Banco Supervielle S.A.	Commercial Bank	99.90	% (1)	99.90	% (1)	99.89	% (1)
Cordial Compañía Financiera S.A.	Financial Company	99.90%		99.90%		99.90%
Tarjeta Automática S.A.	Credit Card	99.99%		99.99%		99.99%
Supervielle Asset Management S.A.	Asset Management and Other Services	100.00%		100.00%		100.00%
Sofital S.A.F. e I.I.	Real State	100.00%		100.00%		100.00%
Espacio Cordial de Servicios S.A.	Retail Services	100.00%		100.00%		100.00%
Supervielle Seguros S.A.	Insurance	100.00%		100.00%		100.00%
Micro Lending S.A.U.	Financial Company	100.00%		100.00%		100.00%
InvertirOnline S.A.U.	Financial Broker	100.00%		100.00%		100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%		100.00%		100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%		100.00%		-
Bolsillo Digital S.A.U.	Fintech	100.00%		100.00%		-
Futuros del Sur S.A.	Financial Broker	100.00%		100.00%		-
Easy Cambio S.A.	Financial Company	100.00%		-		-

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99,87%,as of 12/31/2020, 12/31/2019 and 12/31/2018 respectively.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income, statement of comprehensive income, statement of changes in shareholder’s equity and statement of financial position, respectively.

Easy Cambio S.A. was consolidated from the acquisition date (See Note 29).

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

The Group have securitized certain financial instruments, mainly consumer loans, through financial trusts that issue debt securities and participation certificates.

The structured entity in which the Group was the trustor as of December 31, 2020 are set out below:

					Issued Securities
Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Type	Amount	Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626

The structured entity in which the Group was the trustor as of December 31, 2019 are set out below:

					Issued Securities
Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Type	Cantidad	Tipo	Cantidad
Banco Supervielle S.A.	Serie 97	27/03/2018	20/03/2020	$750,000	VDF TV A	VN$ 712,500	CP	VN$ 37,500
Cordial Compañía Financiera S.A.	20	08/04/2019	15/01/2022	$600,000	VDF	VN$ 480,000	CP	VN$ 120,000
Cordial Compañía Financiera S.A.	21	24/06/2019	15/06/2022	$1,000,000	VDF	VN$ 780,000	CP	VN$ 220,000
Cordial Compañía Financiera S.A.	22	13/11/2019	15/01/2021	$571,560	VDF	VN$ 469,260	CP	VN$ 102,300
Micro Lending S.A.U.	III	08/06/2011	12/10/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	01/09/2011	29/06/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626
Micro Lending S.A.U.	XVIII	01/12/2017	15/10/2022	$119,335	VDF TV A VDF TV B	VN $ 89,501	CP	VN$ 22,543

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of December 31, 2020 and 2019:

	12/31/2020(i)	12/31/2019
Assets
Loans	-	2,170,985
Financial assets	-	148,174
Other assets	-	397,110
Total Assets	-	2,716,269
Liabilities
Financial liabilities	-	1,939,295
Other liabilities	-	56,675
Total Liabilities	-	1,995,970

(i)	Structured entities outstanding as of December 31, 2020 are in the process of being liquidated so they were not consolidated.

1.4.	Transactions with non-controlling interest

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

Transactions in foreign currency are translated into the functional currency using the exchange rates published by the Argentine Central Bank at the dates of the transactions. Gains and losses in foreign currency resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency at year end exchange rates, are recognized in the income statement, under “Exchange rate differences on gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedges, when applicable.

As of December 31, 2020 and 2019, the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the rexchange rates derived from repo transactions reported by the Argentine Central Bank.

1.7.	Cash and due from banks

Cash and due from Banks includes available cash and unrestricted deposits held in Banks, which are short-term liquid instruments and have original maturities of less than three months.

Assets disclosed under cash and due from Banks are measured at amortized cost which is close to its fair value.

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2020	12/31/2019	12/31/2018
Cash and due from banks	36,674,869	35,945,335	70,551,283
Debt securities at fair value through profit or loss	1,868,604	773,961	26,458,009
Money Market Funds(*)	923,053	1,313,597	1,372,931
Cash and cash equivalents	39,466,526	38,032,893	98,382,223

(*) Included within the “other financial assets” line in the statement of financial position

The Group invests in money market funds (MMF) whose investments qualify individually as cash and cash equivalents. An MMF is an open-ended mutual fund that invests in short-term debt instruments (typically one day to one year) such as treasury bills, certificates of deposit, bonds, government gilts and commercial papers.

These MMF have to comply with strict fund policies such as:

-	Controls ensuring constant net asset value or linear performance to limit volatility supported by actual performance;
-	Returns benchmarked to short-term money market interest rates;
-	Investment in high-quality instruments with high liquidity and a maximum weighted average maturity of a few weeks; and
-	Highly diversified portfolio.

Reconciliation between balances as appearing on the Statement of Financial Position and the items in the Statement of Cash Flow:

Items	12/31/2020	12/31/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	36,674,869	35,945,335	70,551,283

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Items	12/31/2020	12/31/2019	12/31/2018
As per the Statement of Cash Flows	36,674,869	35,945,335	70,551,283
Debt securities at fair value through profit or loss
As per Statement of Financial Position	9,871,903	773,961	31,649,050
Securities not considered as cash equivalents	(8,003,299)	-	(5,191,041)
As per the Statement of Cash Flows	1,868,604	773,961	26,458,009
Money Market Funds
As per Statement of Financial Position – Other financial assets	4,285,221	2,854,686	3,556,206
Other financial assets not considered as cash equivalents	(3,362,168)	(1,541,089)	(2,183,275)
As per the Statement of Cash Flow	923,053	1,313,597	1,372,931

Reconciliation of liabilities from financing activities at December 31, 2020, 2019 and 2018 is as follows:

		Cash Flows
Items	12/31/2019	Inflows	Outflows	Other non-cash movements	12/31/2020
Unsubordinated debt securities	8,286,163	2,653,805	(6,785,701)	72,481	4,226,748
Subordinated debt securities	2,886,028	-	(1,774,264)	28,705	1,140,469
Financing received from the Argentine Central Bank and other financial institutions	12,276,610	14,873,400	(21,297,718)	-	5,852,292
Lease Liabilities	1,288,420	-	(1,366,164)	1,259,442	1,181,698
Total	24,737,221	17,527,205	(31,223,847)	1,360,628	12,401,207

		Cash Flows
Items	12/31/2018	Inflows	Outflows	Other non-cash movements	12/31/2019
Unsubordinated debt securities	19,491,854	11,452,532	(23,641,629)	983,406	8,286,163
Subordinated debt securities	2,898,105	-	(1,147,619)	1,135,542	2,886,028
Financing received from the Argentine Central Bank and other financial institutions	16,823,037	150,529,472	(155,072,118)	(3,781)	12,276,610
Lease Liabilities	-	-	(1,703,937)	2,992,357	1,288,420
Total	39,212,996	161,982,004	(181,565,303)	5,107,524	24,737,221

		Cash Flows
Items	12/31/2017	Inflows	Outflows	Other non-cash movements	12/31/2018
Unsubordinated debt securities	26,558,104	6,429,136	(11,619,542)	(1,875,844)	19,491,854
Subordinated debt securities	2,120,799	-	(19,976)	797,282	2,898,105
Financing received from the Argentine Central Bank and other financial institutions	10,902,349	109,529,169	(105,180,217)	1,571,736	16,823,037
Total	39,581,252	115,958,305	(116,819,735)	493,174	39,212,996

1.8.	Financial Instruments

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

As of December 31, 2020, presented in comparative format

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

Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
-	How the Group’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when, and only when, an entity changes its business model for managing financial assets

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Contractual Cash Flow Characteristics

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

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument, and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost are recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

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

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group derecognizes financial assets only when any of the following conditions are met:

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

When an existing financial liability is exchanged by another of the same borrower under significantly different conditions, or the conditions are significantly modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, the difference between the value in books of the initial financial liability and the consideration paid is recognized in the Consolidated Income Statement. When the renegotiation conditions are not significantly different, or the conditions are not significantly modified, the flows of the modified financial liabilities are discounted at the rate of the original contract.

1.9.	Derivatives

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

The Group has not applied hedge accounting in these consolidated financial statements.

1.10.	Repo Transactions

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans since the risk has not been transferred to the counterparty. Loans granted in the form of reverse repo agreements are accounted for under “Repo Transactions”, classified by counterparty and also by the type of assets received as collateral. At the end of each month, accrued interest income is charged under “Repo Transactions” with its corresponding offsetting entry in “Interest Income.” The assets received and sold by the Group are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.

Repo Transactions

Loans granted in the form of repo transactions are accounted for under “Repo Transactions”, classified by counterparty and also by the type of asset pledged as collateral. In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as collateral, it is reclassified to “Financial assets pledged as collateral”. At the end of each month, these assets are measured according to the category they had before they were subject to the repo transaction, and results are charged against the applicable accounts, depending on the type of asset. At the end of each month, accrued interest expense is charged under “Repo Transactions” with its corresponding offsetting entry in “Interest-Expenses”.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

1.11.	Impairment of financial assets

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

With the purpose of estimating the expected life of the financial instrument all the contractual terms are taken into account (e.g. duration, purchase options, etc.), for most financial instruments the contractual period (including extension options) is the maximum period considered to measure expected credit losses. In the case of revolving credit facilities (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, taking into account the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

1.11.1	Financial instruments presentation

For the purposes of estimating ECL, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, loan commitments and guarantees) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

-	Normal Risk ("Stage 1"): includes all instruments that have not experienced a significant increase in credit risk since initial recognition and is not purchased or originated credit impaired.

-	Normal risk under watchlist ("Stage 2"): includes all instruments that, have experienced significant increases in credit risk since initial recognition but are not yet deemed credit-impaired.

-	Doubtful Risk (“Stage 3"): includes financial instruments, overdue or not, which are considered to be credit impaired. Likewise, loan commitmennts or financial guarantees whose payment is probable and their recovery doubtful are considered to be in Stage 3.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that are not purchased or originated credit-impaired):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

The following describes the Group´s judgements and assumptions for ECL measurement:

1.11.2	Significant increase in credit risk

The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Personal and Business Banking

•	Portfolios between 31 and 90 days past due
•	The credit origination score has deteriorated by more than 30% with respect to the current performance score
•	Score of behavior less than cut off (1)
•	Loans and credit cards refinanced under Decree No. 260/2020 Coronavirus (COVID-19) (see Note 34) that were impaired at the time of refinancing. Or, loans that were not impaired at the time of refinancing, but deferred more than 5 installments.
•	Entrepreneurs portfolio affected by the Sectorial Analysis (explained below).

(1)	Renta Higher income : Segment plan sueldo (payrroll customers) >=400, Segment Open Market >=700 y Segment Senior Citizens >=610

Rest: Segment plan sueldo (payrroll customers) >=500, Segment Open Market >=700 y Segmento Senior Citizens >=610

Corporate Banking

•	Portfolios between 31 and 90 days past due
•	Maximum Argentine Central Bank a situation equal to 2
•	Credit Ratings C (Probability of default higher than 30%)
•	Its rating deteriorated by more than two notes from its credit approval rating.
•	Entrepreneurs portfolio affected by the Sectorial Analysis (explained below).

Consumer Finance:

•	Portfolios between 31 and 90 days past due.
•	Entrepreneurs portfolio affected by the Sectorial Analysis (explained below).

Sectoral Analysis – Covid-19 Risk

In virtue of the fact that internal impairment models do not reflect properly Covid-19 impact on the local and global industries situation (See Note 13) as historical information is utilized, a sectoral analysis has been included as additional definition of the significant risk increase.

In such analysis, companies’ default risk is evaluated according to the type of industry and the impact such companies have suffered in face of the current economic situation, while taking into account their features, seasonal nature, etc.

Finally, the different industries are classified into four types of risk. They are:

•	Low risk
•	Medium risk
•	High risk
•	Very high risk

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

This additional definition of a significant increase in credit risk has been applied for the SME and E&P segments, for the very high and high risk activities (only for the Single Firm portfolio):

Very high risk	High risk
Construction	Machinery & equipment
Tourism & Gastronomy	Iron and steel industry
Real estate	Home appliances
Entertainmet	Sports
Passenger transport	Textile
Professional services

The Group has considered that non collaterallized facilities of clients within the high risk activities are considered to have experienced a significant increase in credit risk, whereas all facilities of clients within the very high risk activities are considered to have experienced a significant increase of credit risk.

The impairment model in IFRS 9 applies to financial assets measured at amortized cost, debt instruments at fair value through other comprehensive income, lease receivables and loan commitments and financial guarantees that are not measured at fair value.

1.11.3	Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual basis.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired loans. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the carrying value of the instrument.

For expected credit loss provisions modelled on a collective basis, the Group has developed internal models. The grouping of exposures is performed on the basis of shared characteristics, such that risk exposures within group are homogeneous. In performing the grouping there must be sufficient information for the group to be statistically reliable .

The Group has identified three groupings: Personal and Business Banking, Corporate Banking and Consumer Finance, amongst these three segments the Group estimates parameters in a more granular way based on the shared risk characteristics

Credit risk features may consider the following factors, among others:

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default (PD)	Personal loans (1)
Credit card loans (1)
Mortgage loans
Refinancing
Other financings
	Loss Given Default (LGD)	Personal loans
Credit card loans
Overdrafts
Mortgage loans
Refinancing
Other financings
Corporate Banking	Probability of Default (PD) (2)	Small companies
Medium companies
Big companies
Financial Area
Secured loans

 GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Group	Parameter	Grouping
Unsecured loans
Consumer Finance	Probability of Default	Credit cards loans
Refinancing
Cash loans
Cash consumptions and directed loans
CCF Automobile Loans
Tarjeta Automatica Personal loans
	Loss Given Default	Credit cards
Personal loans
Refinancing
CCF Automobile Loans

(1)	For credit cards and personal loans, the Group includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business Banking, former senior cityzens and former payroll

(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor’s sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.11.4	Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Personal and Business Banking

•	Financial instruments delinquent more than 90 days past due.

Corporate Banking

•	Financial instruments delinquent more than 90 days in past due.
•	Financial instruments with B.C.R.A. situation greater than or equal to 3.
•	Rating C or D.

Consumer Finance

•	Financial instruments more than 90 days past due.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of defaultused for the administration of credit risk. Likewise, such definition is consistently applied to define PD (“Probability of Default”), Exposure at Default (“EAD”) and Loss Given Default (“LGD”).

1.11.5	Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows::

•	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.11.4), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

•	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

•	LGD represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used inthe ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal modelsthat were adapted in order to be compliant with IFRS 9.

The Group includes forward-looking information in its definition of PD, EAD and LGD. See Note 1.11.6 for the explanation of forward-looking information and its consideration in the calculation of ECL.

1.11.6	Forward-looking information considered in expected credit loss models

The evaluation of significant increase in credit risk and the calculation of ECL includes forward-looking information. The Group has performed historical analysis and identified key economic variables that impact credit risk and expected credit losses for each portfolio.

Forecasts of these economic variables (“base economic scenario”) are provided on a six-month basis by the Research team of the Group and provide the best estimate view of the economy over the the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these variables have had historically on default rates and LGD components.

In addition to the base economic scenario, the Research team of the Group also provides two potential scenarios together with scenario weightings. The number of other scenarios is set based on the analysis of each major product type to ensure non linearities are captured.. The number of scenarios and their attributes are reassessed on a six-month basis, unless a change in the macroeconomic scenes requires a sooner reassessment.

As of January 1, 2020 and as of December 31, 2020, as for its portfolios, the Group concluded that three scenarios have properly captured non-linearities. Scenario weightings are determined by a combination of statistical analysis andexpert judgement analysis, taking into account a range of possible outcomes each chosen scenario is representative of. The assessment of significant increases in credit risk is performed using lifetime PD under each of the base and the other scenarios, multiplied by the associated scenario weighting, along with qualitative and backstop indicators (See Note 1.11.2). This determines if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, hence, whether 12-month or Lifetime ECL should be recorded. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of uncertainty, and therefore actual results may be significantly different to those projected. The Group considers these forecasts to represent its best estimate of the possible outcomes and has analyzed the non-linearities and asymmetries within the different portfolios of the Group to establish that the chosen scenarios are appropriately representative of the range of possible scenarios.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

The most significant assumptions used to calculate ECL as of December 31, 2020 are as follows:

Parameter	Industry / Segment		Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
Probability of Default	Personal and Business Banking	Open Market	Inflation Rate	46,8%	41,3%	52,4%
			Private Sector Wage	50,7%	55,7%	45,6%
		Income Payroll	Quantity of Private Sector Employment	5924	5928	5921
			Private Sector Real Wage	2,7%	10,2%	(4,5)%
		Senior Citizens	Inflation Rate	46,8%	41,3%	52,4%
			Monthly Economic Activity Estimator	138	140	136
	Corporate Banking	All	Interest Rate	(4,6)%	(3,8)%	(5,5)%
			Monthly Economic Activity Estimator	138	140	136
	Consumer Finance	CCF	Private Sector Wage	50,7%	55,7%	45,6%
			Monthly Economic Activity Estimator	138	140	136
		CCF Automobile secured	Private Sector Wage	50,7%	55,7%	45,6%
			Inflation Rate	46,8%	41,3%	52,4%
Loss Given Default	Supervielle Bank	All	Private Sector Wage	50,7%	55,7%	45,6%
	Consumer Finance	CCF	Private Sector Wage	50,7%	55,7%	45,6%
		CCF Automobile secured	Private Sector Loans	64,1%	70,5%	57,7%
			Private Sector Wage	50,7%	55,7%	45,6%

The following are weightings assigned to each scenario as of December 31, 2020:

Scenario 1	80%
Scenario 2	10%
Scenario 3	10%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2020 that would result from reasonably potential changes in the following parameters:

December 31, 2020
Reported ECL Allowance	8,424,714
Gross carrying amount	113,819,900
Reported Loss rate	7.40%

ECL amount by scenarios
Favorable scenario	6,927,295
Unfavorable scenario	8,142,498

Loss Rate by scenarios
Favorable scenario	6.09%
Unfavorable scenario	7.15%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

1.12.	Leases

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

Finance leases

Finance leases are measured at the present value of the future lease payments using a discount rate determined at inception.

The difference between the gross receivable and the present value represents unearned financial income and is recognized during the lease term using the net investment method, which reflects a constant periodic rate of return.

Incremental costs directly attributable to negotiating and arranging the lease are included in the initial measurement of the lease and reduce the amount of income recognized during the lease term.

The Group utilizes the criteria described in Note 1.11 to determine whether there is objective evidence that an impairment loss has occurred, as for loans carried at amortized cost.

The group as lessee:

Accounting policy for leases in which the Group acts as a lessee is disclosed in Note 7.

1.13.	Property, plant and equipment

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

As of December 31, 2020, presented in comparative format

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

Gains and losses on disposals are determined by comparing proceeds with carrying amount.

1.14.	Investment properties

Investment properties are composed of buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent valuation expert.

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Movements in investment properties for the year ended December 31, 2020 and 2019 were as follows:

	12/31/2020	13/31/2019
Income derived from rents (rents charged)	9,719	14,998
Direct operating expenses of properties that generated income derived from rents	(6,637)	(13,168)
Fair value remeasurement	(92,457)	(173,076)

The net result generated by the investment property as of December 31, 2020 and 2019 amounts to a loss of 89,375 and an income of 171,246 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.15.	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes the acquisition costs (net of discounts, rebates and similar), as well as other costs that have been incurred to bring the inventories to their current location and conditions to be commercialized. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of sale.

The inventories’ net realizable values are reviewed and adjusted if carrying amount is greater than its net realizable value at the end of each reporting period.

The Group establishes an allowance for obsolete inventory and low turnover rate products at the end of each year.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

1.16.	Intangible Assets

(a)	Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

i)	consideration transferred, valued at fair value as of acquisition date
ii)	amount of any non-controlling interest in the acquired entity; and
iii)	acquisition-date fair value of any previous equity interest in the acquired entity
iv)	over the fair value of the net identifiable assets acquired.

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

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

1.17.	Assets held for sale

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

1.18.	Impairment of non-financial assets

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

1.19.	Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.20.	Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where the Group has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.21.	Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the Group. Non-derivative financial liabilities are measured at amortized cost.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

1.22.	Provisions / Contingencies

A provision will be recognized when:

-	an entity has a present obligation (legal or implicit) as a result of past event;
-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
-	the amount can be reliably estimated.

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

1.23.	Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.24.	Employee benefits

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

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

1.25.	Debt Securities

Subordinated and unsubordinated Debt Securitiesissued by the Group are measured at amortized cost. Where the group buys back its own negotiable obligations, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

1.26.	Assets and liabilities derived from insurance contracts

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

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the incurred but not reported risks.

1.27.	Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2020 as described in Note 1.1.2, except from the item “Capital Stock”, which has been held at nominal value.

Common shares are recognized in shareholders´ equity and carried at nominal value. When any subsidiary of the Group buys shares of the Group (treasury stock), the effective payment, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders´ equity until the shares are either canceled or disposed.

1.28.	Reserves and Dividend distribution

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

1.29.	Revenue Recognition

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

The Group’s income from services is recognized in the income statement as performance obligations are fulfilled, part of the consideration received is allocated to the customer loyalty programs described below. Consideration is allocated based on the relative standalone selling prices for services rendered and points granted.

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

1.30.	Income tax

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

•	the Group controls the timing on which temporary differences will be reversed; and
•	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis..

1.31.	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the year.

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

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors such as as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

b-	Allowances for loan losses

The Group recognizes the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage.A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors

Note 1.11 provides more detail of how the expected credit loss allowance is measured.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions

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

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management’s assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium term business plan prepared by management on the basis of reasonable expectations.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

3. SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Personal and Business Banking.

In this sense, Small and Medium Size Companies clients and the loan portfolio have been transferred from the Corporate Division to the Personal and Business Banking area. Such change became effective on January 1, 2020. The comparative information as of December 31, 2019 and 2018 was modified with the purpose of showing the new organization and making it comparable to information as of December 31, 2020.

As from January 1, 2020, the Bank´s clients receive the following services:

•	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 100,000
-	“Small and Medium Size Companies”, companies that record annual sales of over 100,000 up to 700,000

•	Corporate Baking Segment:
-	Megras that record annual sales over 700,000 up to 2,500,000
-	Big Companies. Grandes companies that record annual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
d-	Consumer Finance– Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments
f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U. and InvertirOnline S.A.U, Easy Cambio S.A., Bolsillo Digital S.A.U and Futuros del Sur S.A.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

Transaction between segments are carried out at arm´s length. Income, expenses and results from transfers between operating segments are eliminated in consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2020, 2019 and 2018:

Asset by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Cash and due from banks	12,345,695	533,466	23,288,859	238,350	2,176	399,895	(133,572)	36,674,869
Debt securities at fair value through profit or loss	-	-	8,827,214	1,034,836	-	9,853	-	9,871,903
Loans and other financing	52,474,545	42,240,034	5,823,189	6,808,494	592,067	49,403	(2,592,546)	105,395,186
Other Assets	8,569,274	8,324,469	58,840,094	3,063,890	1,254,830	1,080,197	16,156,234	97,288,988
Total Assets	73,389,514	51,097,969	96,779,356	11,145,570	1,849,073	1,539,348	13,430,116	249,230,946

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Deposits	93,834,062	16,184,803	65,197,484	3,561,745	-	-	(136,500)	178,641,594
Financing received from the Argentine Central Bank and others	15,011	-	5,794,778	2,529,652	-	48,169	(2,535,318)	5,852,292
Debt Securities	23,896	12,588	4,190,264	-	-	-	-	4,226,748
Other liabilities	7,481,326	2,073,534	5,859,467	2,016,065	857,130	579,256	5,964,046	24,830,824
Total Liabilities	101,354,295	18,270,925	81,041,993	8,107,462	857,130	627,425	3,292,228	213,551,458

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	For the year ended 12.31.2020
Interests income	22,032,597	12,981,215	25,591,006	4,433,064	-	42,406	(380,408)	64,699,880
Interest Expense	(8,181,916)	(1,073,707)	(18,395,101)	(1,367,357)	-	(26,587)	466,280	(28,578,388)
Distribution of results by the Treasury	3,409,620	(6,389,960)	2,980,340	-	-	-	-	-
Net interest income	17,260,301	5,517,548	10,176,245	3,065,707	-	15,819	85,872	36,121,492
Net income from financial instruments at fair value through profit or loss	-	-	2,315,048	143,465	353,513	162,716	340,840	3,315,582
Result from derecognition of assets measured at amortized cost	-	-	688,793	-	-	-	(31,774)	657,019
Exchange rate differences on gold and foreign currency	379,276	52,605	423,261	37,771	(98)	73,159	98,571	1,064,545
NIFFI And Exchange Rate Differences	379,276	52,605	3,427,102	181,236	353,415	235,875	407,637	5,037,146
Net Financial Income	17,639,577	5,570,153	13,603,347	3,246,943	353,415	251,694	493,509	41,158,638
Services Fee Income	7,464,407	672,282	59,634	2,133,202	-	1,584,304	(420,005)	11,493,824
Services Fee Expenses	(2,453,402)	(192,364)	(59,759)	(762,313)	-	(50,754)	(29,677)	(3,548,269)
Income from insurance activities	-	-	-	-	1,454,204	-	217,251	1,671,455
Net Service Fee Income	5,011,005	479,918	(125)	1,370,889	1,454,204	1,533,550	(232,431)	9,617,010
Subtotal	22,650,582	6,050,071	13,603,222	4,617,832	1,807,619	1,785,244	261,078	50,775,648
Result from exposure to changes in the purchasing power of money	(1,078,519)	(1,274,193)	(269,124)	(887,134)	(381,065)	(253,338)	(146,955)	(4,290,328)
Other operating income	1,531,510	1,518,644	253,278	364,527	10,498	233,704	(132,710)	3,779,451
Loan loss provisions	(4,365,418)	(3,370,120)	(4,097)	(886,996)	-	11,571	-	(8,615,060)
Net operating income	18,738,155	2,924,402	13,583,279	3,208,229	1,437,052	1,777,181	(18,587)	41,649,711
Personnel expenses	(13,284,682)	(1,271,081)	(930,606)	(1,713,808)	(317,809)	(540,802)	(118,078)	(18,176,866)
Administrative expenses	(7,431,135)	(508,923)	(462,356)	(1,463,065)	(264,086)	(458,159)	269,167	(10,318,557)
Depreciations and impairment of non-financial assets	(1,924,361)	(144,156)	(108,498)	(135,823)	(20,761)	(10,497)	(62,932)	(2,407,028)
Other operating expenses	(3,834,606)	(1,255,478)	(736,566)	(602,415)	(1,826)	(103,867)	(40,021)	(6,574,779)
Operating income	(7,736,629)	(255,236)	11,345,253	(706,882)	832,570	663,856	29,549	4,172,481
Income from associates and joint ventures	-	-	-	6,456	-	-	(6,456)	-
Result before taxes	(7,736,629)	(255,236)	11,345,253	(700,426)	832,570	663,856	23,093	4,172,481
Income tax	1,380,576	75,324	(2,219,977)	122,886	(294,523)	(262,820)	526,827	(671,707)
Net income	(6,356,053)	(179,912)	9,125,276	(577,540)	538,047	401,036	549,920	3,500,774
Net income for the year attributable to owners of the parent company	(6,356,053)	(179,912)	9,125,276	(577,540)	538,047	401,036	549,028	3,499,882
Net loss for the year attributable to non-controlling interest	-	-	-	-	-	-	892	892

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	For the year ended 12.31.2020
Other comprehensive income	220,150	115,969	479,208	-	-	-	(11,634)	803,693
Other comprehensive income attributable to owners of the parent company	220,150	115,969	479,208	-	-	-	(12,413)	802,914
Other comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-	779	779
Comprehensive income for the year	(6,135,903)	(63,943)	9,604,484	(577,540)	538,047	401,036	538,286	4,304,467
Comprehensive income attributable to owners of the parent company	(6,135,903)	(63,943)	9,604,484	(577,540)	538,047	401,036	536,615	4,302,796
Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-	1,671	1,671

Asset by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2019
Cash and due from banks	10,471,392	1,392,602	22,967,633	437,209	4,608	3,295,926	(2,624,035)	35,945,335
Debt securities at fair value through profit or loss	-	-	425,175	126,287	-	222,499	-	773,961
Loans and other financing	56,863,126	52,299,847	5,064,985	6,857,365	618,048	41,858	(1,927,882)	119,817,347
Other Assets	3,216,481	1,600,424	24,308,991	4,050,457	1,485,761	733,256	10,488,202	45,883,572
Total Assets	70,550,999	55,292,873	52,766,784	11,471,318	2,108,417	4,293,539	5,936,285	202,420,215

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2019
Deposits	86,332,384	14,481,577	21,342,195	2,224,661	-	-	(3,204,562)	121,176,255
Financing received from the Argentine Central Bank and others	17,161	-	12,250,927	1,293,014	-	62,652	(1,347,144)	12,276,610
Debt Securities	147,721	104,240	8,013,021	-	-	21,181	-	8,286,163
Other liabilities	6,347,903	1,876,158	5,926,868	4,348,891	1,031,927	3,517,477	5,726,877	28,776,101
Total Liabilities	92,845,169	16,461,975	47,533,011	7,866,566	1,031,927	3,601,310	1,175,171	170,515,129

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	For the year ended 12.31.2019
Interests income	30,299,712	19,478,944	6,132,453	6,834,394	-	303,685	(2,065,563)	60,983,625
Interest Expense	(11,995,094)	(4,676,394)	(28,791,267)	(4,274,907)	-	(182,092)	2,388,377	(47,531,377)
Distribution of results by Treasury	6,447,537	(9,131,377)	2,683,840	-	-	-	-	-
Net interest income	24,752,155	5,671,173	(19,974,974)	2,559,487	-	121,593	322,814	13,452,248
Net income from financial instruments at fair value through profit or loss	13,964	-	27,334,575	331,348	526,305	132,899	197,291	28,536,382
Exchange rate differences on gold and foreign currency	2,601,295	281,750	(3,381,111)	11,166	1,679	29,577	14,453	(441,191)
NIFFI And Exchange Rate Differences	2,615,259	281,750	23,953,464	342,514	527,984	162,476	211,744	28,095,191
Net Financial Income	27,367,414	5,952,923	3,978,490	2,902,001	527,984	284,069	534,558	41,547,439
Services Fee Income	7,153,209	1,532,939	50,267	2,433,057	-	868,490	(330,406)	11,707,556
Services Fee Expenses	(1,979,198)	(166,561)	(66,517)	(889,658)	-	(41,409)	88,389	(3,054,954)
Income from insurance activities	-	-	-	-	1,627,670	-	269,253	1,896,923
Net Service Fee Income	5,174,011	1,366,378	(16,250)	1,543,399	1,627,670	827,081	27,236	10,549,525
Subtotal	32,541,425	7,319,301	3,962,240	4,445,400	2,155,654	1,111,150	561,794	52,096,964
Result from exposure to changes in the purchasing power of money	(2,439,672)	(2,243,877)	(535,746)	(1,141,796)	(1,204,601)	(475,643)	744,792	(7,296,543)
Other operating income	1,665,517	860,383	467,542	568,593	10,190	212,318	(33,506)	3,751,037
Loan loss provisions	(4,555,505)	(4,302,282)	33,553	(1,760,136)	-	51,352	-	(10,533,018)
Net operating income	27,211,765	1,633,525	3,927,589	2,112,061	961,243	899,177	1,273,080	38,018,440
Personnel expenses	(14,363,518)	(1,412,159)	(886,187)	(1,740,329)	(255,296)	(414,832)	(211,025)	(19,283,346)
Administrative expenses	(7,109,852)	(464,220)	(421,634)	(1,592,780)	(359,381)	(360,971)	(1,828)	(10,310,666)
Depreciations and impairment of non-financial assets	(1,891,160)	(247,501)	(97,492)	(136,548)	(12,751)	(9,014)	(76,038)	(2,470,504)
Other operating expenses	(4,635,433)	(2,306,728)	(693,363)	(865,702)	(1,673)	(135,505)	(17,811)	(8,656,215)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	For the year ended 12.31.2019
Operating income	(788,198)	(2,797,083)	1,828,913	(2,223,298)	332,142	(21,145)	966,378	(2,702,291)
Income from associates and joint ventures	-	-	-	4,570	-	-	(4,570)	-
Result before taxes	(788,198)	(2,797,083)	1,828,913	(2,218,728)	332,142	(21,145)	961,808	(2,702,291)
Income tax	7,210	8,894	24,010	736,962	(301,677)	(117,294)	(587,768)	(229,663)
Net income	(780,988)	(2,788,189)	1,852,923	(1,481,766)	30,465	(138,439)	374,040	(2,931,954)
Net income for the year attributable to owners of the parent company	(780,988)	(2,788,189)	1,852,923	(1,481,766)	30,465	(138,439)	376,793	(2,929,201)
Net loss for the year attributable to non-controlling interest	-	-	-	-	-	-	(2,753)	(2,753)
Other comprehensive income	(50,447)	(35,598)	(89,847)	-	110,770	-	(1)	(65,123)
Other comprehensive income attributable to owners of the parent company	(50,447)	(35,598)	(89,847)	-	110,770	-	182	(64,940)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(183)	(183)
Comprehensive income for the year	(831,435)	(2,823,787)	1,763,076	(1,481,766)	141,235	(138,439)	374,039	(2,997,077)
Comprehensive income attributable to owners of the parent company	(831,435)	(2,823,787)	1,763,076	(1,481,766)	141,235	(138,439)	376,975	(2,994,141)
Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-	(2,936)	(2,936)

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

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate as of December 31, 2020, 2019 and 2018:

	12/31/2020	12/31/2019	12/31/2018
Current income tax	(2,700,633)	(562,210)	(1,009,829)
Income tax – deferred method	2,028,926	332,547	(1,107,259)
Income tax allotted in the Income Statement	(671,707)	(229,663)	(2,117,088)
Income tax allotted in Other comprehensive income	(340,954)	10,504	(167,510)
Total Income Tax Charge	(1,012,661)	(219,159)	(2,284,598)

The following is a reconciliation between the income tax charged to income as of December 31, 2020, 2019 and 2018, and that which would result from applying the current tax rate on the accounting profit

	12/31/2020	12/31/2019	12/31/2018
Income before taxes	4,172,481	(2,702,291)	(4,284,402)
Tax rate	30%	30%	30%
Income for the year at tax rate	(1,251,744)	810,687	1,285,321
Permanent differences at tax rate:
Tax inflation adjustment	14,441	228,247	(3,836,719)
Deductible investments	5,305	77,894	440,450
Others	560,291	(1,346,491)	(6,140)
Income tax	(671,707)	(229,663)	(2,117,088)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

4.1	Deferred tax

The net position of the deferred tax is as follows:

	12/31/2020	12/31/2019
Deferred tax assets	3,315,885	2,275,175
Deferred tax liability	(42,005)	(689,268)
Net assets by deferred tax	3,273,880	1,585,907

Deferred taxes to be recovered in more than 12 months	1,687,447	2,063,254
Deferred taxes to be recovered in 12 months	1,628,438	211,921
Subtotal – Deferred tax assets	3,315,885	2,275,175
Deferred taxes to be paid in more than 12 months	(65,140)	-
Deferred taxes to be paid in 12 months	23,135	(689,268)
Subtotal – Deferred tax liabilities	(42,005)	(689,268)
Total Net Assets by deferred Tax	3,273,880	1,585,907

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at 12/31/2019	(Charge)/Credit to Income /OCI (*)	Balance at 12/31/2020
Intangible assets	(955,680)	(20,331)	(976,011)
Retirement plans	114,991	849	115,840
Loan Loss Reserves	1,253,696	924,017	2,177,713
Property, plant and equipment	(1,235,317)	57,792	(1,177,525)
Foreign Currency	(83,709)	40,831	(42,878)
Tax Loss Carry Forward	224,665	-	224,665
Inflation adjustment credit	2,032,364	490,706	2,523,070
Provisions	266,923	(125,743)	141,180
Others	(32,026)	319,852	287,826
Total	1,585,907	1,687,973	3,273,880

(*)	include ($340,954) that was recorded in OCI.

	Balance at 12/31/2018	(Charge)/Credit to Income	Balance at 12/31/2019
Intangible assets	(523,741)	(431,939)	(955,680)
Retirement plans	120,441	(5,450)	114,991
Loan Loss Reserves	2,191,203	(937,507)	1,253,696
Property, plant and equipment	(704,615)	(530,702)	(1,235,317)
Foreign Currency	(171,598)	87,889	(83,709)
Tax Loss Carry Forward	336,380	(111,715)	224,665
Inflation adjustment credit	-	2,032,364	2,032,364
Provisions	-	266,923	266,923
Others	5,289	(37,315)	(32,026)
Total	1,253,359	332,548	1,585,907

 GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

5. FINANCIAL INSTRUMENTS

Financial instruments held by the Group as of December 31, 2020 and 2019:

Financial Instruments as of 12/31/2020	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	36,674,869	-	36,674,869
- Debt securities at fair value through profit or loss	9,871,903	-	-	9,871,903
- Derivatives	143,944	-	-	143,944
- Reverse Repo transactions	-	22,354,735	-	22,354,735
- Other financial assets	3,407,891	877,330	-	4,285,221
- Loans and other financing	-	105,395,186	-	105,395,186
- Other debt securities	-	6,325,194	34,534,781	40,859,975
- Financial assets pledged as collateral	4,687,488	217,447	-	4,904,935
- Investments in Equity Instruments	87,131	-	29,197	116,328
Total Assets	18,198,357	171,844,761	34,563,978	224,607,096
Liabilities
- Deposits	-	178,641,594	-	178,641,594
- Liabilities at fair value through profit or loss	2,002,005	-	-	2,002,005
- Derivates	1,995	-	-	1,995
- Other financial liabilities	7,326,629	202,260	-	7,528,889
- Financing received from the Argentine Central Bank and other financial institutions	-	5,852,292	-	5,852,292
- Unsubordinated debt securities	-	4,226,748	-	4,226,748
-Subordinated debt securities	-	1,140,469	-	1,140,469
Total Liabilities	9,330,629	190,063,363	-	199,393,992

Financial Instruments as of 12/31/2019	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	35,945,335	-	35,945,335
- Debt securities at fair value through profit or loss	773,961	-	-	773,961
- Derivatives	350,680	-	-	350,680
- Other financial assets	1,499,631	1,355,055	-	2,854,686
- Loans and other financing	-	119,817,347	-	119,817,347
- Other debt securities	-	4,475,465	9,762,875	14,238,340
- Financial assets pledged as collateral	6,704,298	557,038	-	7,261,336
- Investments in Equity Instruments	7,891	-	11,957	19,848
Total Assets	9,336,461	162,150,240	9,774,832	181,261,533
Liabilities
- Deposits	-	121,176,255	-	121,176,255
- Liabilities at fair value through profit or loss	258,060	-	-	258,060
- Repo transactions	-	435,401	-	435,401
- Other financial liabilities	8,163,994	4,245,990	-	12,409,984
- Financing received from the Argentine Central Bank and other financial institutions	-	12,276,610	-	12,276,610
- Unsubordinated debt securities	-	8,286,163	-	8,286,163
-Subordinated debt securities	-	2,886,028	-	2,886,028
Total Liabilities	8,422,054	149,306,447	-	157,728,501

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The Group’s financial instruments measured at fair value as of December 31, 2020 and 2019 are detailed below:

Financial Instruments as of 12/31/2020	FV level 1	FV level 2	FV level 3	Total
Assets
- Cash and due from banks	-	-	-	-
- Debt securities at fair value through profit or loss	9,632,732	239,171	-	9,871,903
- Derivatives	143,944	-	-	143,944
- Other financial assets	3,407,891	-	-	3,407,891
- Other debt securities	6,353,196	28,181,585	-	34,534,781
- Financial assets pledged as collateral	4,687,488	-	-	4,687,488
- Investments in Equity Instruments	87,131	29,197	-	116,328
Total Assets	24,312,382	28,449,953	-	52,762,335
Liabilities
- Liabilities at fair value through profit or loss	2,002,005	-	-	2,002,005
- Derivatives	1,995	-	-	1,995
- Other financial liabilities	7,326,629	-	-	7,326,629
Total Liabilities	9,330,629	-	-	9,330,629

Financial Instruments as of 12/31/2019	FV level 1	FV level 2	FV level 3	Total
Assets
- Cash and due from banks	-	-	-	-
- Debt securities at fair value through profit or loss	768,963	-	4,998	773,961
- Derivatives	350,680	-	-	350,680
- Other financial assets	1,499,631	-	-	1,499,631
- Other debt securities	9,762,875	-	-	9,762,875
- Financial assets pledged as collateral	6,704,298	-	-	6,704,298
- Investments in Equity Instruments	7,891	11,957	-	19,848
Total Assets	19,094,338	11,957	4,998	19,111,293
Liabilities
- Liabilities at fair value through profit or loss	258,060	-	-	258,060
- Other financial liabilities	8,163,994	-	-	8,163,994
Total Liabilities	8,422,054	-	-	8,422,054

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2019	Transfers	Additions	Disposals	P/L	12/31/2020
Assets
- Debt securities at fair value through profit or loss	4,998	-	-	4,998	-	-

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

-       Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

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

In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument.

6.2	Fair Value of other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-       Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

-       Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group’s portfolio.

-       For listed assets and the quoted debt, fair value was determined based on market prices.

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2020 and 2019, respectively:

Other Financial Instruments as of 12/31/2020	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	36,674,869	36,674,869	36,674,869	-	-
- Other financial assets	877,330	877,330	877,330	-	-
- Loans and other financing	105,395,186	112,402,330	-	-	112,402,330
- Reverse Repo transactions	22,354,735	22,354,735	22,354,735	-	-
- Other Debt Securities	6,325,194	6,325,194	6,325,194	-	-
- Financial assets in guarantee	217,447	217,447	217,447	-	-
	171,844,761	178,851,905	66,449,575	-	112,402,330
Financial Liabilities
- Deposits	178,641,594	179,320,910	-	-	179,320,910
- Other financial liabilities	202,260	202,260	202,260	-	-
- Financing received from the BCRA and other financial institutions	5,852,292	5,607,896	-	-	5,607,896
- Unsubordinated Negotiable obligations	4,226,748	4,226,748	4,226,748	-	-
- Subordinated Negotiable Obligations	1,140,469	1,192,293	1,192,293	-	-
	190,063,363	190,550,107	5,621,301	-	184,928,806

Other Financial Instruments as of 12/31/2019	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	35,945,335	35,904,615	35,904,615	-	-
- Other financial assets	1,355,055	1,355,055	1,355,055	-	-
- Loans and other financing	119,817,347	124,755,831	-	-	124,755,831
- Other Debt Securities	4,475,465	4,588,171	4,588,171	-	-
- Financial assets in guarantee	557,038	557,038	557,038	-	-
	162,150,240	167,160,710	42,404,879	-	124,755,831
Financial Liabilities
- Deposits	121,176,255	121,178,488	-	-	121,178,488
- Repo transactions	435,401	435,401	435,401	-	-
- Other financial liabilities	4,245,990	4,321,690	4,321,690	-	-
- Financing received from the BCRA and other financial institutions	12,276,610	11,950,528	-	-	11,950,528
- Unsubordinated Negotiable obligations	8,286,163	8,286,163	8,286,163	-	-
- Subordinated Negotiable Obligations	2,886,028	3,223,964	3,223,964	-	-
	149,306,447	149,396,234	16,267,218	-	133,129,016

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

6.3	Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value throug profit or loss as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Grupo Financiero Galicia S.A.	74,881	7,891
Pampa Holding S.A	8,286	-
Loma Negra S.A.	3,179	-
Others	785	-
Total	87,131	7,891

The following are the equity instruments measured at Fair Value throug Other Comprehensive Income as of December 31, 2020 and 2019:

Detail	FV at 12/31/2019	Loss through OCI	Additions	FV at 12/31/2020
MAE	6,276	(1,666)	-	4,610
SEDESA	2,197	(583)	-	1,614
COELSA	1,251	(332)	-	919
PROVINCANJE	371	(100)	-	271
CUYO AVAL SGR	1,428	8		1,436
ARGENCONTROL	170	(45)	-	125
LOS GROBO SGR	95	(22)	-	73
IEBA SA	83	(22)	-	61
MODO	-	(25,089)	45,043	19,954
Others	86	48	-	134
Total	11,957	(27,803)	45,043	29,197

Detail	FV at 12/31/2018	Income through OCI	FV at 12/31/2019
MAE	9,655	(3,379)	6,276
SEDESA	3,380	(1,183)	2,197
COELSA	1,925	(674)	1,251
PROVINCANJE	568	(197)	371
CUYO AVAL SGR	1,883	(455)	1,428
ARGENCONTROL	263	(93)	170
LOS GROBO SGR	437	(342)	95
IEBA SA	127	(44)	83
Others	194	(108)	86
Total	18,432	(6,475)	11,957

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

7. FINANCE LEASES

7.1	The Group as lessee

(i)	The following table shows the carrying amount in the statement of financial position:

	12/31/2020	12/31/2019
Right-of-use asset
Land and buildings	2,146,928	2,047,260
Lease liability
Current	660,694	637,106
Non-current	521,004	651,313
Total	1,181,698	1,288,419

(ii)	The following table shows the amounts charged in the income statement:

Items	12/31/2020
Right-of-use assets – Depreciation	780,397
Interest expenses on lease liabilities (Other operating expenses)	207,035

(iii)	Lease activities:

The Group leases several branches. Rental agreements are generally made for fixed periods of 1 to 3 years, but may have extension options as described in (iv) below.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

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

The following is a breakdown of the maturities of the Group’s financial and operating leases receivables and of the current values as of December 31, 2020 and 2019:

Financial Lease Receivables	12/31/2020	12/31/2019
Up to 1 year	1,982,763	2,427,531
More than a year up to two years	1,099,924	1,589,098
From two to three years	634,899	906,156
From three to five years	355,885	574,490
More than five years	14,429	27,744
Total	4,087,900	5,525,019
Unearned financial income	(1,196,789)	(1,186,642)
Net investment in the lease	2,891,111	4,338,377

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

The balance of allowance for loan losses related to finance leases amounts to 252,961 and 111,708 as of December 31, 2020 and 2019.

Operating Lease Receivables	12/31/2019	12/31/2018
Up to 1 year	16,067	22,744
More than a year up to two years	13,766	21,418
From two to three years	9,202	18,438
From three to five years	-	12,528
Total	39,035	75,128

8. TRANSFER OF FINANCIAL ASSETS

When the Group transfers financial assets under an agreement that meets all requirements to derecognize such assets, the difference between the carrying amount of those assets and the amount received as consideration is charged to income.

(a)	Transfers that do not qualify for derecognition

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Securitized Personal Loans
Asset	-	2,197,444
Liabilities	-	1,156,889
Transfers of receivables with recourse
Asset	-	41,116
Liabilities	-	-

(b)	Transfers of financial assets that qualify for derecognition

The Group makes, in certain opportunities, non-recourse portfolio sales. In these cases, the Group has not retained any substantial risk or reward regarding the transferred portfolio, and therefore, such portfolio meets derecognition requirements.

9. REPO AND REVERSE REPO TRANSACTIONS

The Group carries out repo transactions in which it performs the spot sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in "Repo Transactions" at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 "Financial Instruments") are not met.

The residual values of assets transferred under repo and reverse repo transactions as of December 31, 2020 and 2019 are detailed below:

Repo Transactions:

Book Value
December 31, 2020	-
December 31, 2019	435,401

Reverse Repo Transactions:

Book Value
December 31, 2020	22,354,735
December 31, 2019	-

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

10. DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Group enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

-	Forwards and futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument.

Forwards contracts are OTC agreements and are principally dealt in by the Group in foreign exchange as forward agreements.

-	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.
-	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2020 and 2019, the following amounts were recorded for operations related to derivatives:

	12/31/2020	12/31/2019
Amounts receivable for spot and forward transactions pending settlement	143,944	350,680
Amounts payable for spot and forward transactions pending settlement	-	-
	143,944	350,680

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Forward sales of foreign exchange without delivery of underlying assets	3,189,269	446,195
Forward purchases of foreign exchange without delivery of underlying assets	1,647,980	579,188

The incomes/(expenses) generated by derivative financial instruments during the years ended December 31, 2020 and 2019 amounted to 180,102 and 971,521 respectively.

11. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group´s shareholders by the weighted average number of outstanding common shares during the period. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2020	12/31/2019	12/31/2018
Income attributable to shareholders of the group	3,499,882	(2,929,201)	(6,341,497)
Weighted average of ordinary shares (thousands)	456,722	456,722	456,722
Income per share	7.66	(6.41)	(13.88)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

12. SPECIAL TERMINATION ARRANGEMENTS

Special termination arrangements are principally termination benefits payable to employees who accepted a pre-retirement offer. These benefits are payable during the period between their effective termination date and their retirement age, when they voluntarily accept an irrevocable termination arrangement.

As of December 31, 2020 and 2019, special termination arrangements amounted to Ps. 1,146,516 and Ps. 1,289,981, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2020 and 2019 were Ps. (140,695) and Ps. 718,688, respectively including in Other non-financial liabilities.

The evolution during each period is detailed below:

	12/31/2020	12/31/2019
Balances at the beginning	1,289,981	829,507
Charged to profit or loss	140,695	718,688
Benefits paid to participants	(284,160)	(258,214)
Balances at closing	1,146,516	1,289,981

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

13. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2020 and 2019 are as follows:

	Gross carrying amount							Depreciation
Item	At the beginning of the year	Useful Life	Revaluation	Additions	Additions by business combinations	Disposals	At the end of the year	At the beginning of the year	Disposals	Additions by business combinations	Of the Year	Other Movements	At the end of the year	Net carrying amount 12/31/2020
Cost model
Furniture and facilities	1,373,239	10	-	77,415	-	(30,084)	1,420,570	(949,089)	(85,526)	-	(100,150)	-	(1,134,765)	285,805
Machinery and equipment	4,296,555	5	-	1,326,532	-	(436,367)	5,186,720	(3,822,034)	(238,037)	-	(308,075)	-	(4,368,146)	818,574
Vehicles	235,652	5	-	72,255	-	(47,045)	260,862	(101,041)	25,273	-	(44,344)	-	(120,112)	140,750
Right of use assets	2,047,260	-	-	803,901	-	(704,233)	2,146,928	(771,302)	604,923	-	(780,397)	-	(946,776)	1,200,152
Construction in progress	653,718	-	-	152,146	-	(167,470)	638,394	-	-	-	-	-	-	638,394
Revaluation model					-
Land and Buildings	2,600,111	50	818,447	786,020	-	(1,846)	4,202,732	(114,615)	2,489	-	(70,643)	-	(182,769)	4,019,963
Total	11,206,535		818,447	3,218,269	-	(1,387,045)	13,856,206	(5,758,081)	309,122	-	(1,303,609)	-	(6,752,568)	7,103,638

	Gross carrying amount							Depreciation
Item	At the beginning of the year	Useful Life	Revaluation	Additions	Additions by business combinations	Disposals	At the end of the year	At the beginning of the year	Disposals	Additions by business combinations	Of the Year	Other Movements	At the end of the year	Net carrying amount 12/31/2019
Cost model
Furniture and facilities	1,373,239	10	-	-	-	-	1,373,239	(944,414)	-	-	(4,675)	-	(949,089)	424,150
Machinery and equipment	4,226,071	5	-	261,872	-	(191,388)	4,296,555	(3,398,030)	425,780	-	(849,784)	-	(3,822,034)	474,521
Vehicles	236,589	5	-	47,385	-	(48,322)	235,652	(80,055)	21,317	-	(42,303)	-	(101,041)	134,611
Right of use assets	-	6	-	2,047,260	-	-	2,047,260	-	877	-	(772,179)	-	(771,302)	1,275,958
Construction in progress	746,082	-	-	154,345	-	(246,709)	653,718	-	-	-	-	-	-	653,718
Revaluation model
Land and Buildings	2,537,146	50	(84,516)	147,606	-	(125)	2,600,111	(123,271)	40,558	-	(31,902)	-	(114,615)	2,485,496
Total	9,119,127		(84,516)	2,658,468	-	(486,544)	11,206,535	(4,545,770)	488,532	-	(1,700,843)	-	(5,758,081)	5,448,454

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

13.1 Revaluation of Property, Plant and Equipment

The Group´s properties, plant and equipment measured at revaluation model were valued at each reporting date by an independent expert. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2020.

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

Class	Revaluation date	Revalued amount	Residual Value according to the cost model	Difference
Land and buildings	12/31/2020	4,019,963	3,201,516	818,447
Land and buildings	12/31/2019	2,485,496	2,570,012	(84,516)

For all Land and Buildings with a total valuation of 4,020 million as of December 31, 2020, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2020 would have reduced the value of the Land and Buildings on 150.7 million, which would impact, net of its tax effect on the "Net Revaluation surplus of property, plant and equipment" item in the statement of comprehensive income.

14. INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2020 and 2019 were as follows:

Item	At the Beginning of the year	Total useful life	P/L for changes in the FV	Additions	Disposals	As of 12/31/2020

Measurement at fair value
Rented properties	5,520,143	50	(92,457)	1,447,123	(876,864)	5,997,945
TOTAL INVESTMENT PROPERTIES	5,520,143		(92,457)	1,447,123	(876,864)	5,997,945

Item	At the Beginning of the year	Total useful life	P/L for changes in the FV	Additions	Disposals	As of 12/31/2019
Measurement at fair value
Rented properties	865,687	50	(173,076)	4,834,792	(7,260)	5,520,143
TOTAL INVESTMENT PROPERTIES	865,687		(173,076)	4,834,792	(7,260)	5,520,143

Investment properties are measured at fair value which is determined by professionally qualified valuers.

For all Investment Properties with a total valuation of 5.998 million as of December 31, 2020, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2020 would have reduced the value of the Investment Properties by 224.9 million, which would impact, net of its tax effect on the "Other Operating Income" item in the Income statement.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

15. INTANGIBLE ASSETS

Intangible assets of the Group for fiscal years ended on December 31, 2020 and 2019 are as follows:

	Gross carrying amount					Depreciation
Item	At the beginning of the year	Additions	Additions by business combinations	Disposals	At the End of the year	At the beginning of the year	Disposals	By business combinations	Of the year	At the End of the year	Net carrying amount at 12/31/2020
Measurement at cost
Goodwill	3,632,645	7,292	-	-	3,639,937	-	-	-	-	-	3,639,937
Brands	199,999	-	-	-	199,999	-	-	-	-	-	199,999
Other intangible assets (*)	3,913,880	1,739,447	-	(14,279)	5,639,048	(1,827,099)	(71)	-	(869,276)	(2,696,446)	2,942,602
TOTAL	7,746,524	1,746,739	-	(14,279)	9,478,984	(1,827,099)	(71)	-	(869,276)	(2,696,446)	6,782,538

	Gross carrying amount					Depreciation
Item	At the beginning of the year	Additions	Additions by business combinations	Disposals	At the End of the year	At the beginning of the year	Disposals	By business combinations	Of the year	At the End of the year	Net carrying amount at 12/31/2019
Measurement at cost
Goodwill	3,613,818	18,827	-	-	3,632,645	-	-	-	-	-	3,632,645
Brands	199,999	-	-	-	199,999	-	-	-	-	-	199,999
Other intangible assets (*)	3,033,287	886,405	-	(5,812)	3,913,880	(1,203,185)	164	-	(624,078)	(1,827,099)	2,086,781
TOTAL	6,847,104	905,232	-	(5,812)	7,746,524	(1,203,185)	164	-	(624,078)	(1,827,099)	5,919,425

(*)mainly include systems and programs.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020, presented in comparative format

(Expressed in thousands of pesos)

15.1 Goodwill impairment

Goodwill is assigned to the Group’s cash generating units on the basis of the operating segments.

	12/31/2020	12/31/2019
Supervielle Seguros S.A.	9,686	9,686
Cordial Compañía Financiera S.A.	243,971	243,971
Banco Regional de Cuyo S.A.	50,784	50,784
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	1,846,042	1,846,042
Micro Lending S.A.U.	1,453,519	1,453,519
Others	35,935	28,643
TOTAL	3,639,937	3,632,645

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

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2020	2021	2022	2023	2024	2025
Inflation (end of period)	35,6%	46,8%	29,2%	19,6%	18,0%	18,0%
Inflation (average)	44,6%	41,1%	37,7%	24,3%	18,7%	18,0%
Cost of funding (average)	31,3%	40,0%	26,8%	21,5%	18,8%	18,8%
Loan’s interest rate (average)	59,4%	40,0%	18,4%	18,2%	17,5%	17,1%

Goodwill has been tested annually for impairment. No impairment adjustments have been determined over these assets as a result of the tests performed.

The sensitivity analysis for the cash-generating unit to which the Goodwill was allocated was based on a 1% increase in the weighted average cost of capital. The Group concluded that no impairment loss would need to be recognized on the Goodwill in the segment under these conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

16. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

16.1 Debt securities at fair value through profit or loss

	12/31/2020	12/31/2019
Government securities	8,864,640	768,967
Corporate securities	401,671	4,994
Securities issued by the BCRA	605,592	-
	9,871,903	773,961

16.2 Other financial assets

	12/31/2020	12/31/2019
Participation Certificates in Financial Trusts	40,855	41,648
Investments in Asset Management and Other Services	1,528,987	1,178,803
Other investments	535,684	81,151
Receivable from spot sales pending settlement	1,077,649	188,679
Several debtors	833,604	848,251
Miscellaneous debtors for credit card operations	203,811	516,154
Miscellaneous debtors for collections	64,631	-
	4,285,221	2,854,686

16.3 Other debt securities

	12/31/2020	12/31/2019
Government securities	12,674,746	14,226,009
Securities issued by the BCRA	28,181,585	-
Others	3,644	12,331
	40,859,975	14,238,340

16.4 Financial assets pledged as collateral

	12/31/2020	12/31/2019
Special guarantees accounts in the Argentine Central Bank	3,710,757	2,887,177
Deposits in guarantee	1,194,178	4,374,159
	4,904,935	7,261,336

16.5 Inventories

	12/31/2020	12/31/2019
Electronics	56,282	29,614
Home and Health care	16,110	10,529
Tools and Workshop Equipment	259	22,121
Obsolescence Reserve	(1,687)	(1,743)
	70,964	60,521

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

16.6 Other non-financial assets

	12/31/2020	12/31/2019
Other Miscellaneous assets	603,701	1,164,863
Loans to employees	235,259	359,305
Payments in advance	321,958	18,474
Other non-financial assets	16,367	-
Retirement Plan	143,252	205,805
Works of art and collector’s pieces	32,343	47,030
	1,352,880	1,795,477

16.7 Deposits

	12/31/2020	12/31/2019
Non-financial sector	7,911,255	7,447,131
Financial sector	57,416	38,253
Current accounts	16,891,003	14,819,309
Savings accounts	102,845,465	54,445,823
Time deposits and investments accounts	46,113,056	40,457,410
Others	4,823,399	3,968,329
	178,641,594	121,176,255

16.8 Liabilities at fair value through profit or loss

	12/31/2020	12/31/2019
Liabilities for transactions in local currency	2,002,005	258,060
	2,002,005	258,060

16.9 Other financial liabilities

	12/31/2020	12/31/2019
Amounts payable for spot transactions pending settlement	1,362,541	2,986,677
Collections and other operations on behalf of third parties	4,951,341	7,112,817
Fees accrued to pay	5,423	366
Financial guarantee contracts	19,832	20,786
Liabilities associated with the transfer of financial assets not derecognized	-	970,923
Lease liability	1,181,698	1,288,419
Others	8,054	29,996
	7,528,889	12,409,984

16.10 Financing received from the Argentine Central Bank and other financial institutions

	12/31/2020	12/31/2019
Financing received from local financial institutions	645,206	1,278,545
Financing received from international institutions	5,207,086	10,998,065
	5,852,292	12,276,610

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

16.11 Provisions

	12/31/2020	12/31/2019
Legal issues	32,557	44,993
Labor lawsuits	29,552	38,151
Tax	113,303	106,029
Eventual commitments	8,634	499
Judicial Deposits	22,303	21,465
Restructuring Provision	-	680,703
Unused Balances Credit Cards	206,812	-
Charges to be paid to National Social Security Administration	225,387	-
Others	42,544	29,856
	681,092	921,696

16.12 Other non-financial liabilities

	12/31/2019	12/31/2018
Payroll and social securities	5,500,933	5,401,884
Sundry creditors	3,660,784	3,209,713
Revenue from contracts with customers (1)	188,665	262,069
Tax payable	1,802,458	1,900,826
Social security payment orders pending settlement	894,809	297,448
Other	98,453	103,724
	12,146,102	11,175,664

(1)	Deferred income resulting from contracts with customers includes the liability for the customers’ loyalty program. The Group estimates the value of the points assigned to customers through the application of a mathematical model that considers assumptions about redemption rates, the fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of not redeemed points. As of December 31, 2020 and 2019, the amounts of 188,665 and 262,069, respectively, have been recorded for the points not redeemed or expired.

The following table shows the estimated use of the liability recorded as of December 31, 2020:

	Maturity
Item	Up to 12 months	Up to 24 months	More than 24 months	Total
Revenue from contracts with customers	88,352	46,692	53,621	188,665

16.13 Interest Income

	12/31/2020	12/31/2019	12/31/2018
Interest on overdrafts	2,678,469	6,217,172	6,807,778
Interest on promissory notes	6,226,382	8,002,944	8,539,122
Interest on personal loans	14,173,544	17,584,460	22,887,135
Interest on corporate unsecured loans	5,981,812	8,360,682	6,322,241
Interest on credit card loans	3,818,628	6,555,201	7,147,137
Interest on mortgage loans	3,994,607	5,148,348	4,123,314
Interest on automobile and other secured loan	738,403	943,454	1,030,844
Interest on foreign trade loans	1,453,129	2,356,094	2,448,435
Interest on financial leases	704,408	1,537,851	1,929,148
Interest on public and private securities measured at amortized cost	20,524,157	-	-
Others	4,406,341	4,277,419	2,465,076
Total	64,699,880	60,983,625	63,700,230

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

16.14 Interest Expenses

	12/31/2020	12/31/2019	12/31/2018
Interest on current accounts deposits	6,325,123	8,182,612	10,742,108
Interest on time deposits	19,574,998	27,030,921	13,602,675
Interest on other financial liabilities	2,285,959	10,472,760	9,933,537
Interest from financing from financial sector	100,834	373,163	1,548,673
Others	291,474	1,471,921	641,517
Total	28,578,388	47,531,377	36,468,510

16.15 Net income from financial instruments at fair value through profit or loss

	12/31/2020	12/31/2019	12/31/2018
Income from corporate and government securities	2,999,989	2,086,183	3,828,698
Income from securities issued by the Argentine Central Bank	135,491	25,478,678	12,934,407
Derivatives	180,102	971,521	-3,547,400
Total	3,315,582	28,536,382	13,215,705

16.16 Service fee income

	12/31/2020	12/31/2019	12/31/2018
Commissions from deposits accounts	4,627,421	4,777,932	4,626,945
Commissions from credit and debit cards	3,413,407	3,944,787	4,576,075
Commissions from loans operations	164,852	401,370	819,244
Others Commissions	3,131,296	-	-
Others	156,848	2,583,467	2,391,996
Total	11,493,824	11,707,556	12,414,260

16.17 Service fee expenses

	12/31/2020	12/31/2019	12/31/2018
Commissions paid	3,469,846	2,955,840	2,858,035
Export and foreign currency operations	78,423	99,114	112,035
Total	3,548,269	3,054,954	2,970,070

16.18 Income from insurance activities

	12/31/2019	12/31/2019	12/31/2018
Accrued premiums	2,300,856	2,978,764	3,081,828
Accrued losses	(308,798)	(471,071)	(695,386)
Production expenses	(320,603)	(610,770)	(609,097)
Total	1,671,455	1,896,923	1,777,345

16.19 Other operating income

	12/31/2020	12/31/2019	12/31/2018
Loans recovered and allowances reversed	572,480	678,796	665,561
Insurance commissions	51,525	92,966	831,740
Rental from safety boxes	340,303	390,561	501,124
Commissions from trust services	9,638	35,778	15,958
Returns of risk funds	1,215,745	235,093	587,419
Commissions from financial guarantees	-	854,752	985,595
Default interests	212,927	573,061	505,679
Sale of fixed assets	133,983	-	-
Others	1,242,850	890,030	1,087,256
Total	3,779,451	3,751,037	5,180,332

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

16.20 Personnel expenses

	12/31/2020	12/31/2019	12/31/2018
Payroll and social securities	16,682,917	16,902,763	13,627,260
Others expenses	1,493,949	2,380,583	4,757,573
Total	18,176,866	19,283,346	18,384,833

16.21 Administrative expenses

	12/31/2020	12/31/2019	12/31/2018
Directors´ and statutory auditors’fees	341,532	382,328	342,430
Professional fees	3,043,958	1,385,391	3,459,708
Advertising and publicity	688,705	737,956	862,200
Taxes	1,857,970	2,000,527	2,244,207
Maintenance, security and services	2,823,341	2,351,755	1,152,917
Rent	72,050	70,446	973,551
Others	1,491,001	3,382,263	2,694,038
Total	10,318,557	10,310,666	11,729,051

16.22 Depreciation and impairment of non-financial assets

	12/31/2020	12/31/2019	12/31/2018
Depreciation of property, plant and equipment	523,212	928,664	439,094
Depreciation of other non-financial assets	234,143	145,583	154,856
Depreciation of intangible assets	869,276	624,078	311,013
Depreciation of right-of-use assets	780,397	772,179	-
Impairment of other-non financial assets	-	-	582
Total	2,407,028	2,470,504	905,545

16.23 Other operating expenses

	12/31/2020	12/31/2019	12/31/2018
Promotions related with credit cards	525,355	695,109	886,298
Turnover tax	3,950,539	5,104,595	5,869,614
Fair value on initial recognition of loans	195,459	273,505	809,049
Contributions made to deposit insurance system	289,814	332,127	323,838
Others	1,613,612	2,250,879	1,141,625
Total	6,574,779	8,656,215	9,030,424

17. COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards result in a contingent liability consisting of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have under the control of the Group or (ii) a present obligation that has not been probable or whose amount cannot be measured or estimated with sufficient reliability.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

The provisions recorded are detailed below:

	12/31/2020	12/31/2019	12/31/2018
Legal issues	32,557	44,993	64,226
Labor lawsuits	29,552	38,151	35,929
Tax	113,303	106,029	27,759
Unused Balances Credit Cards	206,812	-	-
Deceased ANSES	225,387	-	-
Judicial Deposits	22,303	21,465	20,553
Eventual commitments	8,634	499	2,505
Restructuring Provision	-	680,703	-
Others	42,544	29,856	31,052
Total	681,092	921,696	182,024

18. RELATED PARTY TRANSACTIONS

Related parties are those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity’s financial or operating decisions.

The Group controls another entity when it has power over other entities’ financial and operating decisions and also receives benefits from such entity. The subsidiaries that the Group has control are detailed in Note 1.2.On the other hand, the Group considers that it has joint control when there is an agreement between the parties on the control of an economic activity in common.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. To determine these situations, not only the legal aspects are observed, but also the nature and substantiation of the relationship.

Furthermore, the key personnel of the Group’s Management (Board of Directors members and Managers of the Group and its subsidiaries) are considered as related parties.

Controlling Interest

Mr. Julio Patricio Supervielle is the main shareholder of the Group. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2020 and December 31, 2019 is 35.12% and 57.89%; respectively.

Remuneration of key personnel

The remuneration received by the key personnel of the Group as of December 31, 2020 and 2019 amounts to 628.7 million and 480.8 million respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Aggregate total financial exposure	242,271	1,311,056
Number of recipient related parties	80	95
(a) Individuals	71	86
(b) Companies	9	10
Average total financial exposure	3,028	18,729
Single largest exposure	933,426	1,120,671

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

19. INSURANCE

a.	Assets and liabilities related to insurances activities

	12/31/2020	12/31/2019
Assets related to insurance contracts (Loans and other financing)
Receivables premius	590,044	618,048
Commissions receivables	2,023	-
Total	592,067	618,048

Liabilities related to insurance contracts (Other non-financial liabilities)
Debt with insured	136,124	185,380
Debt with reinsurers	11,731	55,239
Debt with co-insurers	-	2,317
Debt with producers	183,809	204,734
Technical commitments	221,719	236,877
Outstanding claims paid by re-insurance companies (regularizer)	(9,059)	(655)
Total	544,324	683,892

Debt with insured
Property insurance
Direct administrative insurance	18,158	15,305
Direct insurance in mediation	25	1,089
Claims settled to pay	293	1,199
Claims occurred and not reported - IBNR	9,794	20,093
Life insurance
Direct administrative insurance	64,506	56,181
Direct insurance in judgments	1,418	1,688
Direct insurance in mediation	886	2,501
Claims settled to pay	19,164	27,525
Claims occurred and not reported - IBNR	21,880	59,799
Total	136,124	185,380

Debt with producers
Producers currenct account	39,274	38,456
Commisions for premiums receivable	144,535	166,278
Total	183,809	204,734

Technical commitments
Course and similar risk
Premiums and surcharges	221,714	236,825
Premium insufficiency	5	52
Total	221,719	236,877

b.	Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2020 and 2019 is disclosed in Note 16.18.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

20.  ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2020 and 2019, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A.

	Portfolio		Net Worth		Number of Units
Asset Management and Other Services	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Premier Renta C.P. Pesos	36,297,562	19,103,061	36,260,237	19,073,822	12,597,963,038	3,958,398,573
Premier Renta Plus en Pesos	168,089	148,593	162,743	145,943	11,899,481	10,250,999
Premier Renta Fija Ahorro	1,721,266	633,635	1,709,665	625,558	59,317,777	12,851,475
Premier Renta Fija Crecimiento	73,983	63,880	73,386	63,519	3,983,791	3,688,485
Premier Renta Variable	188,342	226,526	185,576	223,268	6,689,975	6,982,580
Premier FCI Abierto Pymes	941,245	762,877	917,368	761,161	119,588,138	91,559,624
Premier Commodities	259,125	28,643	255,128	18,506	25,702,973	2,596,034
Premier Capital	192,336	175,700	191,253	175,237	36,842,932	36,057,519
Premier Inversión	736,703	184,280	713,499	184,186	1,576,391,366	442,160,447
Premier Balanceado	1,196,216	849,329	1,195,336	848,555	253,733,905	249,317,925
Premier Renta Mixta	3,559,642	181,414	3,151,517	181,267	1,072,064,209	76,562,093
Premier Renta Mixta en USD	112,768	177,271	112,768	176,619	2,083,508	2,815,589
Premier Performance en USD	526,115	617,920	521,839	616,534	7,724,190	9,312,208
Premier Global USD	490,472	951,507	489,973	948,572	5,444,411	11,338,023

21. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020.

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

22. RESTRICTED ASSETS

As of December 31, 2020 and 2019, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2020	12/31/2019
Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	3,710,757	2,887,162
Trust guarantee deposits	-	5,173
Guarantee deposits for currency forward transactions	601,248	2,865,356
Guarantee deposits for credit cards transactions	421,942	432,118
Other guarantee deposits	160,820	215,866
Guarantee deposits for repo transactions	-	32,510
	4,894,767	6,438,185

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

23. FINANCIAL TRUSTS

The detail of the financial trusts in which the Group acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2020:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

As of 09/30/2020, Banco Supervielle S.A. as Trustee, is undergoing a negotiation process for the Contract “Extension Commission”. On 10/07/2020, the Trustor accepted the extension commission and the Bank accepted the request for the extension of the Trust contract sent by IERSA on 09/16/2020.

Micro Lending Financial Trust

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial		Securitized	Issued Securities
Trust	Set-up on	Amount	Type	Amount		Amount	Type	Amount
III	06/08/2011	$39,779	VDF TV A Vto: 03/12/13	VN$ 31,823	VDF B Vto: 11/12/13	VN $ 6,364	CP Vto: 10/12/16	VN $ 1,592
IV	09/01/2011	$40,652	VDF TV A Vto: 06/20/13	VN$ 32,522	VDF B Vto: 10/20/13	VN $ 6,504	CP Vto: 06/29/17	VN $ 1,626

24. ISSUANCE OF DEBT SECURITIES

Banco Supervielle S.A.

Unsubordinated Debt Securities

Global Program for the Issuance of Medium-Term Securities for up to N/V USD 2,300,000 of Banco Supervielle S.A.

On September 22, 2016, the Shareholders’ meeting No. 117, resolved to approve the creation of a Global Program for the Issuance of debt securities for up to a maximum outstanding amount of USD 800,000. The Program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016. On March 6, 2018, the Shareholders’ meeting, resolved to approve the extension of the Program for up to a maximum outstanding amount of USD 2,300,000. The Program was authorized by the National Securities Commission through Resolution No. 19,470 dated April 16, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

Frequent issuer regime registration CNV

On August 6, 2018, the Board of Directors resolved to request the National Securities Commission (the “CNV”) to register the Bank as a frequent issuer of negotiable obligations. Said request was authorized by the CNV through Resolution No. 19,958 dated December 27, 2018. The Bank is registered with the CNV as a frequent issuer of debt securities under No. 03. At the board meeting of the company on March 7, 2019, it was resolved to approve the Bank’s ratification in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was resolved to allocate the maximum amount of USD 300,000 corresponding to the Global Issuance Program of Negotiable Obligations for up to USD 2,300,000, with the bank in the process of reducing the maximum amount of said Program. The CNV approved said ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020.

On June 12, 2020, the Board of Directors of Banco Supervielle SA, approved the issuance of a Class G Non-Subordinated Negotiable Obligation for an amount that will not exceed in its N/V USD 30,000,000 set within the Global Program of Debt Securities. It was also approved to modify the terms of said issuance, so that the Issue Amount is up to USD 50,000,000 and without prejudice to the fact that the Negotiable Obligations are denominated in USD dollars, they may be integrated and payments under them can be made in pesos. The bidding period ended on June 25, 2020.

As of December 31, 2020 and 2019, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows:

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2020	12/31/2019
Banco Supervielle Class A	02/09/2017	08/09/2020	Badlar + Spread 4.5%	-	5,179,248
Banco Supervielle Class C	12/22/2017	12/22/2021	Badlar + Spread 4.25%	444,327	908,288
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	1,579,563	2,177,446
Banco Supervielle Class G	06/30/2020	06/30/2021	2% Annual Nominal	2,202,858	-
Micro Lending Class III	10/04/2017	10/05/2020	Badlar + Spread 7%	-	21,181
Total				4,226,748	8,286,163

The outstanding amount of the Class A Negotiable Obligations was reduced on October 17, 2018 by a nominal value in pesos of $ 618,030 and on January 23, 2019 by a nominal value in pesos of $ 254,925. Thus resulting in the total amount of circulation in pesos of $ 3,895,215.

Subordinated debt securities

Program for the issuance of Negotiable Obligations for up to N/V $ 750,000 (increased to N/V $ 2,000,000) of Banco Supervielle S.A.

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, approved the creation of a Global Program for the issuance of debt securities for up to a maximum outstanding amount of $750,000. On April 15, 2016, the Ordinary and Extraordinary Shareholders’ meeting approved the increase the maximum outstanding amount of the Program to $2,000,000 or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2020 and 2019:

Issuance						Maturity		Book Value
date	Currency	Class	Amount	Amortization	Term	date	Rate	12/31/2020	12/31/2019
08/20/2013	U$S	III	22,500	100% at mat,	84 Months	08/20/20	7%	-	1,780,980
11/18/2014	U$S	IV	13,441	100% at mat,	84 Months	11/18/21	7%	1,140,469	1,105,048
Total								1,140,469	2,886,028

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

25. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Central Bank will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020.

Later, on June 4, 2020, through Communication “A” 7035, the Argentine Central Bank extended such suspension until December 31, 2020.

On March 19, 2020, in the midst of the coronavirus’ outbreak crisis, the Central Bank issued Communication “A” 6939, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2021.

Our shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12/31/2020
Capital Stock	456,722
Capital Adjustment	2,968,586
Paid in Capital	28,858,170
Legal Reserve	-
Other Reserves	-
Retained earnings	3,412,111
Other Comprehensive Income	642,945
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	36,338,534

Absorption of Negative Non-Allocated Income

In accordance with the provisions of Title IV, Chapter III, Section 3, Subsection b) of the Regulations of the Argentine Securities Commission (Restated Text 2013), the Company has made use of the option to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, subject to the ratification of the AGM.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

Based on the foregoing, and in accordance with the order of absorption of accumulated losses as established in such regulations, Grupo Supervielle’s Net Worth as of January 1, 2020 (transition date) is composed as follows:

January 1, 2020
Thousands of AR$
Capital stock	456,722
Capital Adjustment	2,968,586
Issue Premium	28,858,170
Other comprehensive income	117,647
Total shareholders´ equity	32,401,125

26. LOANS AND OTHER FINANCING

As of December 31, 2020 and 2019 the composition of the loan portfolio is as follows:

	Assets Before Allowances			Total as of December 31,
	Stage 1	Stage 2	Stage 3	2020
Promissory notes	18,228,303	610,850	146,257	18,985,410
Unsecured corporate loans	12,407,922	793,555	2,359,458	15,560,935
Overdrafts	2,034,612	159,552	302,868	2,497,032
Mortgage loans	7,894,984	2,118,357	1,044,497	11,057,838
Automobile and other secured loans	1,227,511	312,404	352,278	1,892,193
Personal loans	19,046,521	1,452,586	624,011	21,123,118
Credit card loans	17,420,096	1,839,516	389,148	19,648,760
Foreign Trade Loans	9,558,036	1,585,023	1,901,861	13,044,920
Other financings	3,293,864	725,488	163,301	4,182,653
Other receivables from financial transactions	2,546,026	33,788	59,701	2,639,515
Receivables from financial leases	2,817,385	217,321	152,820	3,187,526
Subtotal	96,475,260	9,848,440	7,496,200	113,819,900
Allowances for loan losses	(1,856,309)	(1,988,731)	(4,579,674)	(8,424,714)
Total	94,618,951	7,859,709	2,916,526	105,395,186

	Assets Before Allowances			Total as of December 31,
	Stage 1	Stage 2	Stage 3	2019
Promissory notes	10,904,372	300,364	387,249	11,591,985
Unsecured corporate loans	13,579,312	494,932	1,045,787	15,120,031
Overdrafts	5,908,410	119,964	1,593,199	7,621,573
Mortgage loans	8,209,763	1,550,950	1,017,564	10,778,277
Automobile and other secured loans	1,088,637	354,852	217,339	1,660,828
Personal loans	19,124,764	1,518,200	1,541,472	22,184,436
Credit card loans	16,133,436	762,996	738,378	17,634,810
Foreign Trade Loans	22,053,128	837,964	1,819,440	24,710,532
Other financings	10,541,125	127,893	103,346	10,772,364
Other receivables from financial transactions	2,511,245	22,471	62,543	2,596,259
Receivables from financial leases	3,836,879	250,933	250,569	4,338,381
Subtotal	113,891,071	6,341,519	8,776,886	129,009,476
Allowances for loan losses	(2,185,274)	(1,141,825)	(5,865,030)	(9,192,129)
Total	111,705,797	5,199,694	2,911,856	119,817,347

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

Expected Credit Loss Allowances

Expected credit loss allowance recognised in the period is affected by a range of factors as follows:

• Transfers between Stage 1 and Stage 2 or 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12 months and Lifetime;

• Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized during the period, ;

• Impact on the measurement of ECL of changes in PDs, EADs and LGDs in the period, resulting from the regular updating of model inputs;

• Impact on the measurement of ECL as a result of changes in models and assumptions;

• Discount unwind within ECL due to passage of time, as ECL is measured on a present value basis;

• Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and

• Financial assets derecognised during the period and write-offs of allowances related to assets that were written off during the period.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	113,892,858	6,341,521	8,776,882	129,011,261	2,185,274	1,141,825	5,865,030	9,192,129
Transfers
1 to 2	(3,214,532)	3,214,532	-	-	(116,717)	1,082,821	-	966,104
1 to 3	(1,543,847)	-	1,543,847	-	(36,310)	-	2,481,033	2,444,723
2 to 3	-	(846,342)	846,342	-	-	(222,310)	742,127	519,817
2 to 1	817,989	(817,989)	-	-	33,836	(124,642)	-	(90,806)
3 to 2	-	36,687	(36,687)	-	-	10,485	(39,274)	(28,789)
3 to 1	46,735	-	(46,735)	-	1,413	-	(45,148)	(43,735)
Net changes of financial assets	(15,379,218)	2,736,983	(53,260)	(12,695,495)	832,860	1,226,241	(457,000)	1,602,101
Write-Offs	(1,123,756)	(1,151,327)	(4,102,760)	(6,377,843)	(1,123,756)	(1,151,327)	(4,102,760)	(6,377,843)
Exchange Differences and Others	2,979,031	334,375	568,571	3,881,977	79,709	25,638	135,666	241,013
Gross carrying amount at December 31, 2020	96,475,260	9,848,440	7,496,200	113,819,900	1,856,309	1,988,731	4,579,674	8,424,714

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	148,088,044	15,181,940	8,764,377	172,034,361	3,011,796	2,400,090	4,926,073	10,337,959
Transfers
1 to 2	(1,328,535)	1,328,535	-	-	(83,582)	423,682	-	340,100
1 to 3	(6,848,389)	-	6,848,389	-	(126,062)	-	4,692,322	4,566,260
2 to 3	-	(1,760,766)	1,760,766	-	-	(296,040)	1,018,262	722,222
2 to 1	5,995,283	(5,995,283)	-	-	74,463	(458,568)	-	(384,105)
3 to 2	-	62,781	(62,781)	-	-	13,217	(43,191)	(29,974)
3 to 1	218,823	-	(218,823)	-	21,122	-	(153,805)	(132,683)
Net changes of financial assets	(45,996,053)	(2,869,752)	(2,841,336)	(51,707,141)	(799,829)	(974,665)	2,101,388	326,894
Write-Offs	-	-	(6,846,644)	(6,846,644)	-	-	(6,846,644)	(6,846,644)
Exchange Differences and Others	13,761,898	394,064	1,372,938	15,528,900	87,366	34,109	170,625	292,100
Gross carrying amount at December 31, 2018	113,891,071	6,341,519	8,776,886	129,009,476	2,185,274	1,141,825	5,865,030	9,192,129

Collateral and other credit enhancements

Collateral is an instrument pledged as security for repayment of a loan, to be forfeited in the event of default. The Entity accepts collateral as security before a potential breach on behalf of a debtor occurs.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of collateral, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors collateral held for financial assets considered to be credit-impaired as it becomes more likely that the Group will take possession of collateral to mitigate potential credit losses.

Credit Impaired loans	Gross exposure	Allowances for loans losses	Book value	Fair value of collateral
Overdrafts	302,868	152,172	150,696	81,482
Financial Lease	152,820	98,234	54,586	102,255
Documents	146,257	138,617	7,640	631
Mortgage loans	1,044,497	249,563	794,934	480,309
Personal loans	624,011	582,724	41,287	-
Pledge loans	352,278	235,434	116,843	107,785
Credit cards	389,148	373,666	15,483	1,319
Other	4,484,321	2,749,264	1,735,057	1,450,733
Total	7,496,200	4,579,674	2,916,526	2,224,514

Write-off policy

The Group writes off, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include: (i) ceasing enforcement activity and (ii) where the Group´s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovering in full.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

The Group may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended 31 December, 2020 was 7,198,080. The Group still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2020	12.31.2019
Balance at the beginning of the year	5,240,360	3,614,921
Additions	5,788,119	6,113,008
Disposals	(1,229,014)	(1,666,458)
Cash colletion	(550,119)	(631,103)
Portfolio sales	(77,117)	(61,979)
Condonation	(601,778)	(973,376)
Exchange differences and other movements	(2,601,385)	(2,821,111)
Gross carrying amount	7,198,080	5,240,360

27. RISK MANAGEMENT POLICIES

Comprehensive Risk Management is a key discipline for financial institutions. The Group intends to create, through its subsidiaries, a solid and efficient organization in risk management, the framework for an optimal use of its capital and to identify business opportunities in the markets and geographic regions in which it operates, seeking the best risk-reward balance for its shareholders. The risk management framework is communicated to the entire organization and strives to strike a balance between a strong risk culture and being an innovative company, focused on its customers and recognized for its agile, easy and friendly operating style.

The Company’s Board of Directors considers that its criteria and guidelines regarding risk management are a key part of its Corporate Governance. The risks to which the Group is exposed are inherent to the financial industry, such as credit, the market, interest rate, liquidity, operational risk, reputation and strategic risk. In addition, the Group is exposed to the risk of securitization, given its leadership role on this issue.

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

The Group´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

The Group focuses on supporting companies belonging to sectors with potential, and successful in their activity. Within the range of credit products offered for the business segment, the Group aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

Within Corporate Banking, we seek a solid proposal for medium and large companies’ market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

In the case of CCF, the focus is consumer finance, fundamentally in granting personal loans, credit cards and car loans.

The area of Capital Markets and Structuring targets the trust business segment; placement of assets in the capital market through financial trusts and debt securities, own and of third parties; and for its part, the area of Treasury and Finance has the Trading Desk within its scope. Among traded products are: interbank call, REPO transactions, corporate call, securities from public sector and monetary policy instruments of the Central Bank, acquisition of consumer portfolios, third-party financial trusts, negotiation of financial derivatives (futures, rate swaps, etc.), among others.

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and adverse situations. Therefore, the Group relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, the Group relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Group relies on estimates of exposure at default (EAD) and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan originationand client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity’s business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating. and the exposure in foreign currency both at a total level and by product type.

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

Regarding CCF, it also has estimates of the aforementioned parameters related to credit risk and a monitoring model of the RAROC Measurement metric.

The Group has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process. The forward looking model has been redesigned including more variables and openings. Likewise, effects resulting from the pandemic have been evaluated and incorporated into the expected loss calculation.

Allowances for loan losses calculation

Based on the results of the PD (probability of default), EAD (exposure at the time of default) and LGD (loss in the event of default) estimates, the associated statistical forecast is calculated.

Allowances for loan losses calculation is based on models that analyzes the Group’s own portfolio information to estimate, in global terms, the average value of the loss distribution function over an annual term (expected credit loss). The expected credit loss is determined based on PD, EAD, and LGD loss factors.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

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

The movements in the allowance for loan losses as of December 31, 2020 are detailed in note 26.

Write-Off

The Group reduce the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitues a derecognition event.

Maximum Credit Risk Exposure

Financial Instruments to which the impairment requirements in IFRS 9 are applied:

	December 31, 2020
	ECL Staging
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Overdrafts	18,228,303	610,850	146,257	18,985,410
Promissory Notes	12,407,922	793,555	2,359,458	15,560,935
Unsecured Corporate Loans	12,516,187	285,078	302,868	13,104,133
Mortgage Loans	7,894,984	2,118,357	1,044,497	11,057,838
Automobile and other secured loans	1,227,511	312,404	352,278	1,892,193
Personal Loans	19,046,521	1,452,586	624,011	21,123,118
Retail	15,535,247	1,425,146	510,209	17,470,602
Consumer Finance	3,511,274	27,440	113,802	3,652,516
Credit Card Loans	43,673,047	3,118,508	389,148	47,180,703
Retail	38,301,754	2,633,285	243,466	41,178,505
Consumer Finance	5,371,293	485,223	145,682	6,002,198
Receivables from Financial Leases	2,817,385	217,321	152,820	3,187,526
Foreign Trade Loans	9,558,036	1,585,023	1,901,861	13,044,920
Other Financings	3,759,131	746,038	163,301	4,668,470
Other Receivables from Financial Transactions	2,546,404	34,037	59,701	2,640,142
Total	133,675,431	11,273,757	7,496,200	152,445,388

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

	December 31, 2019
	ECL Staging
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Overdrafts	37,008,385	601,442	1,590,928	39,200,755
Promissory Notes	10,904,371	300,364	387,249	11,591,984
Unsecured Corporate Loans	13,579,312	494,932	1,045,787	15,120,031
Mortgage Loans	8,209,762	1,550,950	1,017,564	10,778,276
Automobile and other secured loans	1,088,637	354,852	217,339	1,660,828
Personal Loans	44,364,398	6,715,548	1,571,483	52,651,429
Personal and Business Banking	17,793,608	1,099,343	592,285	19,485,236
Consumer Finance	26,570,790	5,616,205	979,198	33,166,193
Credit Card Loans	42,284,160	1,241,422	742,864	44,268,446
Personal and Business Banking	36,630,601	1,051,965	370,432	38,052,998
Consumer Finance	5,653,559	189,457	372,432	6,215,448
Foreign Trade Loans	22,053,128	837,964	1,819,440	24,710,532
Other Financings	10,714,901	158,201	103,923	10,977,025
Other Receivables from Financial Transactions	2,511,243	22,471	62,543	2,596,257
Receivables from Financial Leases	3,836,879	250,933	250,565	4,338,377
Total	196,555,176	12,529,079	8,809,685	217,893,940

Financial Instruments to which the impairment requirements in IFRS 9 are not applied

Financial assets measeured at fair value through profit or loss are not subject to impairment The maximum exposure to credit risk is the corresponding fair value.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RC). In addition, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert to credit events or break in the correlations between groups of assets, events that may escape the consideration of a diversified VaR.

The controls over the Trading desk are more exhaustive. Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

The exposure to the Group’s exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2020				Balances as of 12/31/2019
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	42,899,393	35,709,785	529	7,190,137	56,061,739	50,902,660	-	5,159,079
Euro	974,565	785,018	-	189,547	807,436	783,009	-	24,427
Others	293,182	6,208	-	286,974	199,362	-	-	199,362
Total	44,167,140	36,501,011	529	7,666,658	57,068,537	51,685,669	-	5,382,868

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

		12/31/2020			12/31/2019
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	40.20%	2,687,853	2,687,853	31.9%	270,549	270,549
	(40.20)%	(2,687,853)	(2,687,853)	(31.9)%	(270,549)	(270,549)
Euro	40.20%	75,960	75,960	31.9%	7,793	7,793
	(40.20)%	(75,960)	(75,960)	(31.9)%	(7,793)	(7,793)
Other	40.20%	115,338	115,338	31.9%	61,993	61,993
	(40.20)%	(115,338)	(115,338)	(31.9)%	(61,993)	(61,993)
Total	40.20%	2,879,151	2,879,151	31.9%	340,335	340,335
	(40.20)%	(2,879,151)	(2,879,151)	(31.9)%	(340,335)	(340,335)

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

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

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

The Group’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first ninety days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

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

During 2020 an important methodological change was implemented, since the Entity decided to align itself with the provisions of the Standardized Framework in relation to assets and liabilities with Units of Purchasing Power (UVA) adjustment and stopped considering them as susceptible to interest rate risk in the risk calculation with its internal measurement systems (SIM).

Improvements were made to the dynamic rate GAP measurement tool, allowing various sensitivity exercises to be carried out in a year characterized by a changing context and numerous regulations that altered financial margins.

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

In the case of Cordial Compañía Financiera, as mentioned above, the Entity’s Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, the Group measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst ☐ EVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values and average rate of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total

To 12/31/2020
Total Financial Assets	94,212,108	23,283,810	21,884,220	13,991,605	76,333,380	229,705,123
Total Financial Liabilities	(110,298,588)	(23,704,722)	(5,066,130)	(1,500,505)	(69,482,671)	(210,052,616)
Net Amount	(16,086,480)	(420,912)	16,818,090	12,491,100	6,850,709	19,652,507
Average rate Assets	33.76%	37.13%	37.10%	44.08%	22.70%	31.37%
Average rate Liabilities	31.29%	16.88%	15.85%	42.82%	13.45%	23.60%

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total

To 12/31/2019
Total Financial Assets	57,417,639	20,427,549	15,594,538	16,684,376	69,002,031	179,126,133
Total Financial Liabilities	(68,842,995)	(18,271,575)	(6,965,625)	(9,086,825)	(60,866,894)	(164,033,914)
Net Amount	(11,425,356)	2,155,974	8,628,913	7,597,551	8,135,137	15,092,219
Average rate Assets	50.15%	62.53%	62.88%	61.73%	31.39%	46.52%
Average rate Liabilities	40.67%	36.72%	28.94%	34.96%	25.25%	33.70%

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2020. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio.

	12/31/2020		12/31/2019
Concepto	Additional variation in the interest rate	Increase / (decrease) in the income statement	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	(433,698)	4% ARS; 2% USD	(486,558)
Increase in the interest rate	4% ARS; 2% USD	430,992	4% ARS; 2% USD	354,392

If the market interest rates for instruments denominated in pesos decreased by 4 percentage points and f 2 percentage points for those denominated in US dollars, net income for the year would decrease by 433,698 and 486,558 as of the end of December 31, 2020 and 2019 respectively. On the contrary, if the interest rates increased in equal measure, net income for the year would increase by 430,992 and 354,392 respectively.

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Group’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of the Group.
✓	Market Liquidity Risk means the risk resulting from the Group’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:

•	Assets are not liquid enough,
•	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. The Group estimates this indicator on a daily basis, having met during the year the minimum value established by law, as well as that established internally based on their risk appetite.
✓	Net Stable Funding Ratio (NSFR): measures the ability of the Group to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. The Group calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

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

During 2020 the local financial market operated with high levels of liquidity due to the impact of restrictions on mobility, the consequent drop in the level of economic activity and the strong monetary issue faced by the Central Bank of Argentina to cover the needs of assistance to the sectors affected by the COVID-19 pandemic. This strong initial growth of the monetary base had its correlation in the use of LELIQ and Pasive Repo by the monetary authority as an absorption mechanism. In line with the aforementioned, Banco Supervielle experienced strong growth in demand balances, both for retail and institutional clients. The latter, with their correlate in loans to the Central Bank of Argentina via LELIQ and / or Repo, counteracted the positive effect of growth in retail balances and put pressure on the LCR, which was effectively managed throughout the year, staying within comfort values established by the Board of Directors.

Liquidity in dollars strengthened throughout the year. On the one hand, the strong drop in deposits that began in August 2019 gradually diminished until reaching a reversal and slightly positive monthly variations towards the end of 2020. This was combined with an active management of loan collections in dollars, which is reflected in a significant fall in balances on this line of the balance sheet.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.

✓	Intraday liquidity monitoring tools as indicated above.

✓	Regarding contingency plans, the Group follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, the Group considers the economic capital estimation unnecessary to cover such risk, as long as the Group’s solvency should not be affected once the stress tests contingency plan have been implemented.

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, 2020 and 2019 until the contractual maturity date, based on undiscounted cash flows:

As of 12/31/2020	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
Cash and due from banks	36,717,126	-	-	-	-	36,717,126
Cash	12,868,539	-	-	-	-	12,868,539
Financial institutions and correspondents	-	-	-	-	-	-
Argentine Central Bank	19,836,222	-	-	-	-	19,836,222
Other local financial institutions	3,848,820	-	-	-	-	3,848,820
Others	163,545	-	-	-	-	163,545
Debt Securities at fair value through profit or loss	2,995,709	3,863,084	654,825	4,023,869	-	11,537,487
Derivatives	143,944	-	-	-	-	143,944
Reverse Repo transactions	22,452,025	-	-	-	-	22,452,025
Other financial assets	-	-	-	-	1,995,834	1,995,834
Loans and other financing	16,751,292	45,402,101	16,099,375	31,723,942	3,578,926	113,555,636
To the non-financial public sector	23,289	-	-	-	-	23,289
To the financial sector	4,206	6,702	2,544	-	-	13,452
To the Non-Financial Private Sector and Foreign residents	16,723,797	45,395,399	16,096,831	31,723,942	3,578,926	113,518,895
Other debt securities	28,385,679	639,210	7,089,420	5,966,933	100,395	42,181,637
Financial assets pledged as collateral	1,686,400	3,680,854	717,294	1,907,549	311,972	8,304,069
TOTAL ASSETS	109,132,175	53,585,249	24,560,914	43,622,293	5,987,127	236,887,758

As of 12/31/2020	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
Deposits	132,523,336	26,459,417	5,289,801	10,644,216	4,566,477	179,483,247
Non-financial public sector	6,331,241	1,493,437	55,608	112,268	57,938	8,050,492
Financial sector	89,090	-	-	-	-	89,090
Non-financial private sector and foreign residents	126,103,005	24,965,980	5,234,193	10,531,948	4,508,539	171,343,665
Liabilities at fair value through profit or loss	-	2,547,937	-	-	-	2,547,937
Repo transactions	-	-	-	-	-	-
Other financial liabilities	7,732,441	-	-	-	-	7,732,441
Financing received from the Argentine Central Bank and other financial institutions	68,390	1,989,029	1,855,366	1,917,967	-	5,830,752
Unsubordinated debt securities	-	3,586,903	455,669	1,295,122	-	5,337,694
Subordinated debt securities	-	39,259	1,170,903	-	-	1,210,162
TOTAL LIABILITIES	140,324,167	34,622,545	8,771,739	13,857,305	4,566,477	202,142,233

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

As of 12/31/2019	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
Cash and due from banks	26,670,491	-	-	-	-	26,670,491
Cash	8,822,591	-	-	-	-	8,822,591
Financial institutions and correspondents	-	-	-	-	-	-
Argentine Central Bank	16,381,107	-	-	-	-	16,381,107
Other local financial institutions	1,435,202	-	-	-	-	1,435,202
Others	31,591	-	-	-	-	31,591
Debt Securities at fair value through profit or loss	430,513	-	-	-	-	430,513
Derivatives	257,587	-	-	-	-	257,587
Reverse Repo transactions	-	-	-	-	-	-
Other financial assets	-	-	-	-	939,852	939,852
Loans and other financing	21,306,539	32,856,149	14,084,678	22,046,665	1,106,681	91,400,712
To the non-financial public sector	28,872	-	-	-	-	28,872
To the financial sector	5,355	17,375	9,763	10,492	-	42,985
To the Non-Financial Private Sector and Foreign residents	21,272,312	32,838,774	14,074,915	22,036,173	1,106,681	91,328,855
Other debt securities	7,171,139	401,722	3,090,168	-	-	10,663,029
Financial assets pledged as collateral	765,391	2,880,890	733,929	2,055,037	1,982,106	8,417,353
TOTAL ASSETS	56,601,660	36,138,761	17,908,775	24,101,702	4,028,639	138,779,537

As of 12/31/2019	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
Deposits	61,988,823	6,814,743	23,328,510	17,172	-	92,149,248
Non-financial public sector	4,984,287	96,282	389,608	-	-	5,470,177
Financial sector	37,358	-	-	-	-	37,358
Non-financial private sector and foreign residents	56,967,178	6,718,461	22,938,902	17,172	-	86,641,713
Liabilities at fair value through profit or loss	189,554	-	-	-	-	189,554
Repo transactions	225,144	-	-	-	-	225,144
Other financial liabilities	7,894,660	-	-	-	-	7,894,660
Financing received from the Argentine Central Bank and other financial institutions	96,682	3,197,676	279,037	5,453,649	-	9,027,044
Unsubordinated debt securities	-	3,376,997	3,095,134	3,144,238	-	9,616,369
Subordinated debt securities	-	75,654	1,423,084	861,402	-	2,360,140
TOTAL LIABILITIES	70,394,863	13,465,070	28,125,765	9,476,461	-	121,462,159

28. INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S,A, a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term, In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half,

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency, Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors,

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements,

As of December 31, 2019, the Entity did not meet the non-performing loan ration nor the coverage, Therefore, on January 29, 2020, the Entity started the process to receive a waiver with BID, which was made effective on February 18, 2020, As a result of such waiver, BID waives its right to accelerate such debt resulting from the breach in non-performing loan ratios and coverage ratios over a period that started on October 1, 2019 and finished in December 31, 2019, Likewise, on April 16, 2020 new exemptions were requested thus extending the agreed terms until April 30, 2020,

On August 11, 2020, a new amendment was agreed that extends the agreed deadlines from May 1, 2020 to December 31, 2020,

As of December 31 and as of the date of issuance of these financial statements, the Bank was in compliance with the financial covenants of both loans.

29. BUSINESS COMBINATIONS

-	EASY CAMBIO S,A,

On October 16, 2020, the Group acquired 100% of the capital stock of Easy Cambio S,A, for a total price of $13,7 millons, a company authorized by the Central Bank of the Argentine Republic as Exchange Agent, in order to expand the offer of financial services provided to individual clients throughout the country,

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

Fair Value
Cash and Due from Banks	6,474
Other Assets	1,240
Miscellaneous obligations	(28)
Net identifiable assets acquired	7,686

Consideration of the acquisition:
- Amount paid net of expenses	14,978
Net cash flow used - investment activities	14,978

Goodwill	7,292

The goodwill determined is attributable to the synergies that exist between the Easy Cambio S,A, business, and that of the Group, If the acquisition had occurred on January 1, 2020, Grupo Supervielle’s net result would have been 3,411,124,

30. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	At	At 12/31/2020 (per currency)				At
Items	12/31/2020	Dollar	Euro	Real	Others	12/31/2019
ASSETS
Cash and Due from Banks	20,398,250	19,133,411	972,675	15,461	276,703	18,919,331
Government and corporate securities at fair value with changes in results	1,846,252	1,846,252	-	-	-	959,676
Derivatives	529	529	-	-	-	-
Other financial assets	1,133,994	1,133,884	110	-	-	1,567,666
Loans and other financing	15,222,168	15,219,370	1,780	-	1,018	29,246,976
Other Debt Securities	4,800,665	4,800,665	-	-	-	88
Financial assets in guarantee	524,543	524,543	-	-	-	6,130,740
Other non-financial assets	240,739	240,739	-	-	-	244,060
TOTAL ASSETS	44,167,140	42,899,393	974,565	15,461	277,721	57,068,537

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

	At	At 12/31/2020 (per currency)				At
Items	12/31/2020	Dollar	Euro	Real	Others	12/31/2019
LIABILITIES
Deposits	25,199,406	24,737,162	462,244	-	-	31,770,757
Non-financial public sector	903,482	903,332	150	-	-	2,956,100
Financial sector	2,057	2,057	-	-	-	12,337
Non-financial private sector and foreign residents	24,293,867	23,831,773	462,094	-	-	28,802,321
Liabilities at fair value with changes in results	0	-	-	-	-	0
Other financial liabilities	2,378,133	2,049,159	322,767	13	6,194	5,570,567
Financing received from the Argentine Central Bank and other financial entities	5,200,132	5,200,132	-	-	-	10,993,994
	2,202,858	2,202,858	-	-	-
Subordinated negotiable obligations	1,140,468	1,140,468	-	-	-	2,886,028
Other non-financial liabilities	380,014	380,006	7	-	1	464,323
TOTAL LIABILITIES	36,501,011	35,709,785	785,018	13	6,195	51,685,670

NET POSITION	7,666,129	7,189,608	189,547	15,448	271,526	5,382,867

31. CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant,

As of December 31, 2020 and 2019, the amount expected to be recovered or settled after more than twelve months for each asset and liability line item is as follows:

	12/31/2020			12/31/2019
ASSETS	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total
Cash and due from banks	36,674,869	-	36,674,869	35,945,335	-	35,945,335
Cash	12,792,522	-	12,792,522	11,913,814	-	11,913,814
Argentine Central Bank	19,623,684	-	19,623,684	21,683,569	-	21,683,569
Other local financial institutions	4,106,336	-	4,106,336	2,307,232	-	2,307,232
Others	152,327	-	152,327	40,720	-	40,720
Debt Securities at fair value through profit or loss	9,871,903	-	9,871,903	773,961	-	773,961
Derivatives	143,944	-	143,944	350,680	-	350,680
Reverse Repo transactions	22,354,735	-	22,354,735	-	-	-
Other financial assets	4,285,221	-	4,285,221	2,854,686	-	2,854,686
Loans and other financing	75,152,213	30,242,973	105,395,186	84,171,764	35,645,583	119,817,347
To the non-financial public sector	12,632	10,898	23,530	9,557	29,750	39,307
To the financial sector	12,062	0	12,062	44,746	43,095	87,841
To the Non-Financial Private Sector and Foreign residents	75,127,519	30,232,075	105,359,594	84,117,461	35,572,738	119,690,199
Other debt securities	28,836,567	12,023,408	40,859,975	13,759,182	479,158	14,238,340
Financial assets in guarantee	4,904,935	-	4,904,935	7,261,336	-	7,261,336
Current income tax assets	-	-	-	139,487	-	139,487
Inventories	70,964	-	70,964	60,521	-	60,521
Investments in equity instruments	19,954	96,374	116,328	-	19,848	19,848
Property, plant and equipment	-	7,103,638	7,103,638	-	5,448,454	5,448,454
Investment Property	-	5,997,945	5,997,945	-	5,520,143	5,520,143
Intangible assets	-	6,782,538	6,782,538	-	5,919,425	5,919,425
Deferred income tax assets	451,540	2,864,345	3,315,885	211,921	2,063,254	2,275,175
Other non-financial assets	717,343	635,537	1,352,880	1,027,614	767,863	1,795,477
TOTAL ASSETS	183,484,188	65,746,758	249,230,946	146,556,487	55,863,728	202,420,215

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

	12/31/2020			12/31/2019
LIABILITIES	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total	No more than 12 months after the reporting period	More than 12 months after the reporting period	Total
Deposits	178,641,218	376	178,641,594	121,174,622	1,633	121,176,255
Non-financial public sector	7,911,255	-	7,911,255	7,447,131	-	7,447,131
Financial sector	57,416	-	57,416	38,253	-	38,253
Non-financial private sector and foreign residents	170,672,547	376	170,672,923	113,689,238	1,633	113,690,871
Liabilities at fair value through profit or loss	2,002,005	-	2,002,005	258,060	-	258,060
Derivatives	1,995	-	1,995	0	-	-
Repo Transactions	-	-	-	435,401	-	435,401
Other financial liabilities	6,814,747	714,142	7,528,889	11,646,963	763,021	12,409,984
Financing received from the Argentine Central Bank and other financial institutions	5,522,424	329,868	5,852,292	11,827,975	448,635	12,276,610
Unsubordinated negotiable Obligations	3,155,866	1,070,882	4,226,748	5,830,502	2,455,661	8,286,163
Current income tax liability	1,288,267	-	1,288,267	-	-	-
Subordinated negotiable obligations	1,140,469	-	1,140,469	1,790,228	1,095,800	2,886,028
Provisions	42,181	638,911	681,092	29,570	892,126	921,696
Deferred income tax liability	42,005	-	42,005	689,268	-	689,268
Other non-financial liabilities	10,325,372	1,820,730	12,146,102	8,886,616	2,289,048	11,175,664
TOTAL LIABILITIES	208,976,549	4,574,909	213,551,458	162,569,205	7,945,924	170,515,129

32. OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, the Group fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously,

In addition, the Group has master netting arrangement that not satisfies the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business,

As of December 31, 2020 and 2019, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

			Net in Financial	Amounts subject to a master netting arrangement not offset
12/31/2020	Gross amount (a)	Amount offset (b)	Statements (c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	-	-	-	(3,143,567)	487,207	(2,656,360)
Derivatives instruments	103,093	40,851	143,944	-	-	-
Total	103,093	40,851	143,944	(3,143,567)	487,207	(2,656,360)

			Net in Financial	Amounts subject to a master netting arrangement not offset
12/31/2019	Gross amount (a)	Amount offset (b)	Statements (c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	-	-	-	(3,115,913)	827,175	(2,288,738)
Derivatives instruments	423,353	(72,673)	350,680	-	-	-
Total	423,353	(72,673)	350,680	(3,115,913)	827,175	(2,288,738)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

33. MINIMUM CAPITAL REQUIREMENTS

The Central Bank requires financial institutions to maintain minimum capital amounts measured as of each month’s closing, The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, operational risk and market risk, Financial institutions (including their domestic Argentine and international branches) must comply with the minimum capital requirements both on an individual and a consolidated basis,

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with CCF:

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2019, 2018 and 2017 under IFRS, Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2020		2019		2018

	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	9,047,140		7,164,842		6,090,341
Allocated to Bank premises and equipment, intangible assets and equity investment assets	1,350,035		826,133		370,233
Market risk	551,765		251,739		301,724
Interest rate risk	-		-		-
Public sector and securities in investment account,	27,651		11,472		96,882
Operational risk	3,233,793		2,349,952		1,486,516
Required minimum capital under Central Bank rules	14,210,384		10,604,138		8,345,696
Basic net worth	30,242,263		16,991,091		11,847,865
Complementary net worth	1,090,865		1,033,734		1,163,939
Deductions	(7,028,227)		(2,999,716)		(867,798)
Total capital under Central Bank rules	24,304,901		15,025,109		12,144,006
Excess capital	10,094,517		4,420,971		3,798,310
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets(1)	19,29%		11,60%		11,90%
Average shareholders’ equity as a percentage of average total assets	11,16%		10,40%		9,90%
Total liabilities as a multiple of total shareholders’ equity	7,5	x	7,1	x	9,4	x
Cash as a percentage of total deposits	20,31%		28,20%		35,10%
Tier 1 Capital / Risk weighted assets	13,35%		10,80%		10,80%

(1)   Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12,5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules,

(2)   Nominal values without inflation adjustment,

34. IMPACT OF COVID-19 ON GROUP`S OPERATIONS

The Group operates in a complex economic context which main variables have been featured by strong volatility at a national and international level,

The pandemic outbreak in March 2020 produced by Covid-19 has had significant consequences globally, most countries implemented a series of unprecedented restrictions, The different sanitary restricting measures produced, to a greater or lesser extent, an almost immediate impact on economies which witnessed the quick fall of production and activity indicators, Accordingly, most governments implemented fiscal aid packages to sustain part of the population’s income and reduce the risk of breaches in payment chains; thus, avoiding a financial and economic crisis as well as companies´ bankruptcies, Argentina was not the exception and the Government took action in the wake of the pandemic,

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

The Argentine economy was in a recessive process and the pandemic outbreak in March 2020 turned the scenario even more complex, The country is expected to close 2020 with activity fall,

The following are the main local indicators:

•	GDP estimated fall (EMAE) as of December 2020 amounted to a 10,0%,
•	Accrued inflation between January 1, 2020 and December 30, 2020 amounted to a 36,1% (Consumer Price Index - CPI),
•	Between January 1, 2020 and December 30, 2020, the peso recorded a 40% depreciation against the USD, according to the Exchange rate released by Banco de la Nación Argentina,
•	The monetary authority implemented additional Exchange restrictions which, in turn, affected the foreign currency value in existing alternative markets for certain Exchange operations restricted in the official market,

These measures, aimed at restricting the access to the exchange market with the purpose of containing the demand of dollars, entail the Argentine Central Bank´s prior authorization request for certain operations; thus, the following operations impact for the society:

−	Payment of dividends and earnings to non-residents
−	Payment of financial loans granted to non-residents: those companies that register scheduled capital maturities between 10/15/2020 and 03/31/2021 shall submit a capital refinancing program of at least the 60%, with new external indebtedness and an average life of two years and shall be allowed to acquire only the equivalent to the 40% of agreed-upon capital commitments
−	Payment of debt securities issuance with public registration
−	Payment of indebtedness among residents in foreign currency

Additionally, the exchange regime mandated the registration and settlement of funds resulting from the following operations and concepts in local currency:

−	Exports of goods and services
−	Collection of prefinancings, advances and post-financing of exports of goods
−	Exports of services
−	Disposal of non-produced non-financial assets
−	Disposal of external assets

Such exchange restrictions, or those to be issued, might affect the Group’s capacity to access the Mercado Único y Libre de Cambios (MULC) for the acquisition of necessary foreign currency to address financial obligations, Assets and liabilities in foreign currency as of December 30, 2020 have been estimated in accordance with MULC´s quotations in place,

Likewise, in October 2020, the Government launched a set of measures aimed at contributing with the development of exportable goods and promoting the local market and construction industry,

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

With the purpose of mitigating the economic crisis, the Argentine Central Bank issued the following set of pre-emptive measures:

•           Communication “A” 6937 reduced the restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding 24% annually), Communication “A” 7054 modified the standards on Minimum Cash” due to the authorization of financing lines at a 24% subsidized rate, which includes a special tranche for investments in national capital goods and another tranche with minimum requirements for companies that have not had access to banking loans. As from July 1, 2020, “Medium and Small Size Clients” are included in the item of “Decrease of minimum cash demand in average in pesos” provided such funds are allocated in the acquisition of machinery and equipment produced for national Small and Medium Size companies, among other modifications, As of the date of these financial statements issuance, loans of 24% rates and 0% rates have been granted for 10,7 billion and 819 million respectively, As from October 16, 2020, through Communication “A” 7140, regulations on “Financing line for productive investments of Small and Medium Size companies were enforced,

•           Communications “A” 6942 and “A” 6949, determined the postponement of the maturity of loans granted by local financial institutions that would become effective on March 20 and April 12, and cancelled any punitive interest over unpaid balances in loans granted by financial entities, Communication “A” 7044 and “7107” extended maturities for loans granted by local financial entities until December 31, 2020 and unpaid installments are deferred until such loan’s life termination, Through Communication “A” 7181 it was extended until March 31, 2021,

•           Communication “A” 6939 suspended, until June 30, 2020, the distribution of dividends for financial entities, Such measure was extended through Communication “A” 7035 until December 31, 2020, Through Communication “A” 7181 it was extended until March 31, 2021,

•           Communication “A” 6945 established that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission, Communication “A” 7107 extended such term until December 31, 2020, Through Communication “A” 7181 it was extended until March 31, 2021,

•           Communications “A” 6964 and 7095 automatically refinanced unpaid balances of credit card financing to be registered between April 1, 2020 and April 30, 2020 and between September 1, 2020 and September 30, 2020 respectively, Such balances have been refinanced over a year term with three-month grace period in 9 monthly equal and consecutive installments, Likewise, pursuant to Communication “A” 6993, the Argentine Central Bank established a zero-interest-rate financing policy, applicable only to eligible clients to be defined by the Federal Administration of Public Revenues (AFIP) in the future, Additionally, through Communication “A” 7082 opened the possibility of granting “Zero Culture Rate Loans” at 24 months under a 12-month grace period, Communication “A” 7111 extended delinquency days for 1, 2, and 3 categories over a 60-day term, Such measure is applicable until December 31, 2020, Through Communication “A” 7181 it was extended until March 31, 2021,

•           Decree 312/2020, issued by the Argentine Central Bank, suspended the closing of bank accounts, Decree 544/2020, issued on June 19, 2020, extends until December 31, 2020 the suspension of the obligation of closing bank accounts and the application of disqualification pursuant to Article 1° of Law N° 25,730, as well as the application of fines .

•           Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction, Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount, Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction, And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the ARS 1 million,

The volatile and uncertain context remains as of the issuance of these financial statements,

The Group’s Board of Directors monitors the evolution of variables that may affect its business; thus, defining the course of action and identifying any potential impact on its equity and financial situation, The Group’s financial statements must be read in virtue of said circumstances,

35. SUBSEQUENT EVENTS

On April 27, 2021, the Ordinary General Shareholders’ Meeting approved the following distribution of the results of the 2020 fiscal year, which had shown a profit of $ 3,412,111.:

*	Legal Reserve: 352,343
*	Reserve for future dividends: 341,000
*	Other reserve: 2,718,768

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2020 presented in comparative format

(Expressed in thousands of pesos)

In accordance with the provisions of General Resolution No. 777/18 of the Argentine Securities Commission, the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting. Therefore, the shareholders’ meeting approved a dividend reserve for an amount of Ps.385.2 million corresponding to the Ps.341 million included in the board of directors proposal.