Form 20-F/A
period 2020-12-31
Grupo Supervielle S.A.
filed 2021-05-18
CIK 1517399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

Grupo Supervielle (the “Group”) is filing this Amendment No. 1 on Form 20-F (this “Amendment”) to amend the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021 (the “Original Filing”).  The sole purpose of this Amendment is to amend the exhibits 8.1, 12.1, 12.2 and 13.1 of the Original Filing to include the updated list of subsidiaries of the Group in Exhibit 8.1, and the updated certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, the updated certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and the updated certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 in Exhibits 12.1, 12.2 and 13.1, respectively.  These exhibits were inadvertently included incorrectly in the Original Filing due to an administrative error during the EDGAR preparation process.

Except as described above, this Amendment does not, and does not purport to, amend, modify, update or restate any other information set forth in the Original Filing. This Amendment is as of the date of the Original Filing and does not reflect events that may have occurred subsequent to the Original Filing.

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

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects, including director’s standards and responsibilities	The CNV Rules contain recommended Corporate Governance guidelines for listed companies and the Board of Directors must include on its annual report, the level of compliance of such guidelines. Since 2011, we have in place a Code of Corporate Governance which contains corporate governance guidelines. Our Code of Corporate Governance is subject to periodic revision in order to comply with the latest applicable regulations and standards and to include up-to-date best market practices. The latest revision of our Code of Corporate Governance was approved in October 2019.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each listed company may determine its own policies, which should address conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations, and encouraging the reporting of any illegal or unethical behavior.	Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct and ethics that applies to all of our employees.

303A.12	a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A. c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.	Comparable provisions do not exist under Argentine law and CNV Rules.

Item 16.H	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.	Exhibit Index

Exhibit Number	Description
1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20- F (File No. 001-37777) filed on May 1, 2017).

2.1	Deposit Agreement among Grupo Supervielle, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

8.1	List of subsidiaries of Grupo Supervielle as of the date of this annual report (filed herein).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to Annual Report on Form 20-F on its behalf.

GRUPO SUPERVIELLE S.A.
By:	/s/ Julio Patricio Supervielle
Name: Julio Patricio Supervielle
Title: Chief Executive Officer

By:	/s/ Mariano Biglia
Name: Mariano Biglia
Title: Chief Financial Officer

Date: May 17, 2021

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