Form 20-F
period 2021-12-31
Grupo Supervielle S.A.
filed 2022-04-29
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was:

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

INTRODUCTION

CERTAIN DEFINED TERMS AND CONVENTIONS

In this annual report, we use the terms “we,” “us,” “our” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Tarjeta” mean Tarjeta Automática S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Sofital” mean Sofital S.A.F.e I.I. References to “IUDÚ” mean IUDÚ Compañía Financiera S.A. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial de Servicios S.A. References to “IOL invertironline” mean InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. (the latter renamed as Portal Integral de Inversiones S.A.U., with registration pending). References to “MILA” mean Micro Lending S.A.U. References to “Supervielle Productores Asesores de Seguros” mean Supervielle Productores Asesores de Seguros S.A. References to “Supervielle Agente de Negociacion” mean Supervielle Agente de Negociación S.A.U. References to “Bolsillo Digital” mean Bolsillo Digital S.A.U.

References to “Class A shares” are to shares of our Class A common stock, with a par value of Ps.1.00 per share, references to “Class B shares” are to shares of our Class B common stock, with a par value of Ps.1.00 per share, and references to “ADSs” are to American depositary shares, each representing five Class B shares.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government,” the “government” or the “Government” refers to the Federal Government of Argentina, the terms “Central Bank” or the “Argentine Central Bank” refer to the Banco Central de la República Argentina, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, which is the Argentine securities and capital markets regulator. The term “ByMA” refers to Bolsas y Mercados Argentinos S.A., which is the Argentine securities exchange. The term “MAE” refers to Mercado Abierto Electrónico S.A, which is the Argentine electronic  securities and foreign-currency trading exchange. The term “Argentine Capital Markets Law” refers to Law No. 26,831, as amended and supplemented. The term “Argentine Negotiable Obligations Law” refers to Law No. 23,576, as amended and supplemented. The term “Argentine General Corporations Law” refers to Law No. 19,550, as amended and supplemented. The term “Argentine Productive Financing Law” refers to Law No. 27,440, as amended and supplemented.

“Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Argentine Banking GAAP” refers to the accounting rules of the Central Bank. “IASB” refers to International Accounting Standards Board and “IFRS” refers to the International Financial Reporting Standards, as issued by the IASB.

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “CPI” refers to the consumer price index and the term “WPI” refers to the wholesale price index.

The term “customers” refers to individuals or entities that have at least one active product with us and made at least one transaction in the previous 90 days.

The term “Argentine banks” refers to banks that operate in Argentina. Unless the context otherwise requires, the term “financial institutions” refers to institutions regulated by the Central Bank. The term “Argentine private banks” refers to banks that are not controlled or owned by the Government or any Argentine provincial, municipality or city government.

For information from January 1, 2019 to December 31, 2020, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.100 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.100 million and below Ps.700 million, the term “middle-market companies” refers to companies with annual sales over Ps.700 million and below Ps.2.5 billion and the term “large corporates” refers to companies with annual sales over Ps.2.5 billion. For information from January 1, 2021 to December 31, 2021, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.1.5 billion, the term “middle-market companies” refers to companies with annual sales over Ps.1.5 billion and below Ps.3 billion and the term “large corporates” refers to companies with annual sales over Ps.3 billion. For information since January 1, 2022, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.3 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.3 billion.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This annual report contains our audited consolidated financial statements as of December, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2021.

We are subject to the provisions of Article 2 – Section I – Chapter I of Title IV (“Periodical Reporting Requirements”) of the rules issued by the CNV according to General Resolution No. 622/2013, as amended and supplemented (the “CNV Rules”), and we are required to present our financial statements in accordance with the Argentine Banking GAAP. The Argentine Central Bank, through Communications “A” 5541, as amended, set forth a convergence plan towards the application of IFRS as issued by the IASB and the interpretations issued by the International Financial Reporting Standards Committee (“IFRIC”), for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018, subject to the following exceptions:

●	Temporary exception from item 5.5 (Impairment) of IFRS 9 “Financial Instruments” for financial entities included in group “C” (as defined by the Argentine Central Bank). IUDÚ is included within this group “C” and, as a result, impairment losses for IUDÚ are measured in accordance with the Central Bank Rules (see “Item 4.B. Business Overview —Debt Classification and Loan Loss Provisions”); and
●	Temporary exception from IFRS 9 “Financial Instruments” with respect to financial instruments of the public sector.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020, 2019 and 2018 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

Unless otherwise indicated, all financial information of our company included in this annual report is stated on a consolidated basis under IFRS and presented in terms of the measuring unit current at the end of the latest reporting period.

Overview of IAS 29

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered hyperinflationary. This standard requires that the financial statements of an entity that reports in the currency of a highly inflationary economy shall be stated in terms of the measuring unit current at the closing date of the latest reporting period, regardless of whether they are based on a historical cost approach or a current cost approach. To this end, in general terms, the inflation rate must be computed in the non-monetary items as of the acquisition date or the revaluation date, as applicable. These requirements also comprise the comparative information of the financial statements.

In order to conclude whether an economy is categorized as highly inflationary, IAS 29 outlines a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate to or exceeds 100%. Argentina has reported a cumulative three-year inflation rate significantly higher than 100% and therefore financial information must be adjusted for inflation in accordance with IAS 29. Consequently, we have applied IAS 29 to our audited consolidated financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes based on the price indexes published by Argentina’s National Statistics Institute (Instituto Nacional de Estadística y Censos or “INDEC,” per its initials in Spanish). The Group determined to use the Internal Wholesale Price Index (IWPI) to restate balances and transactions until the year 2016. For November and December 2015, the Group used the average variation of the CPI of the City of Buenos Aires since during these two months there were no IWPI measurements available at a national level. From January 2017 onwards, the Group used the national CPI.

The principal inflation adjustment procedures are the following:

●	Monetary assets and liabilities that are recorded in the current currency as of the financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
●	Non-monetary assets and liabilities are recorded at cost as of the financial position date, and equity components are restated applying the relevant adjustment ratios.
●	All items in the consolidated income statement are restated applying the relevant conversion factors, as described in Note 1.1.2 to our consolidated financial statements contained in this annual report.
●	The effect of inflation in the Group’s net monetary position is included in the consolidated income statement, in the item “Results from exposure to changes in the purchasing power of money.”
●	Comparative figures have been adjusted for inflation following the procedure explained in the previous bullets.
●	Upon initially applying inflation adjustment, the equity accounts were restated as follows:
o	Capital stock was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
o	The resulting amount was included in the “Results from exposure to changes in the purchasing power of money” account.
o	Consolidated Statement of Comprehensive Income were restated as from each accounting allocation.
o	The legal reserve and other reserves in the statement of income were not restated as of the initial application date.

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

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2021 was Ps.102.75 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 31, 2021. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was Ps.114.84 per U.S.$1.00 as of April 26, 2022.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Market Share and Other Information

We make statements in this annual report about our competitive position and market share in, and the market size of, the Argentine banking industry. We have made these statements on the basis of statistics and other information derived from the Central

v

Bank’s publications and other third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D. Risk Factors,” “Item 5.A. Operating Results,” and “Item 4.B. Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)	the ongoing Coronavirus 2019 (“COVID-19”) pandemic and government measures to contain the virus, which have disrupted and continue to impact economic activity globally and in Argentina;
(ii)	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, including the performance of the Fernández administration, or elsewhere in Latin America or changes in either developed or emerging markets;
(iii)	fluctuations in the exchange rate of the Peso and inflation;
(iv)	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine government;
(v)	changes in interest rates and the cost of deposits, which may, among other things, affect margins;
(vi)	the impact of the new agreement with the International Monetary Fund (“IMF”) and the restructuring of the country’s sovereign debt with the IMF and the Paris Club;
(vii)	unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;
(viii)	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected volatility in domestic and international financial markets;
(ix)	changes in government regulation, including tax and banking regulations;
(x)	adverse legal or regulatory disputes or proceedings;
(xi)	credit and other risks of lending, such as increases in defaults by borrowers;
(xii)	exposure to Argentine government liabilities and fluctuations and declines in the value of Argentine public debt;
(xiii)	increased competition in the banking, financial services, credit card services, asset management and related industries;
(xiv)	a loss of market share by any of our main businesses;
(xv)	increase in the allowances for loan losses;
(xvi)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;
(xvii)	ability to implement our business strategy;
(xviii)	the developing conflict between Russia and Ukraine and any restrictive actions that may be taken by the United States and other countries in response, such as sanctions; and

(xix)	other factors discussed under “Item 3.D. Risk Factors” in this annual report.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Item 3.A[Reserved]

Item 3.BCapitalization and indebtedness

Not applicable.

Item 3.CReasons for the offer and use of proceeds

Not applicable.

Item 3.DRisk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the principal risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report for a detailed description of these and other risks.

●	Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.
●	If the current levels of inflation continue or increase, the Argentine economy and our financial position and business could be adversely affected.
●	The ongoing COVID-19 pandemic and government measures to limit the spread of the virus have disrupted the global and Argentine economies, and affected, and could continue to affect, our business and results of operations.
●	The Argentine economy could be adversely affected by economic events in other global markets.
●	Government intervention in the Argentine economy could undermine business and investor confidence.
●	The stability of the Argentine financial system depends upon the ability of financial institutions, including Banco Supervielle, the main subsidiary of Grupo Supervielle, to retain the confidence of depositors.
●	The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector continues to be affected by adverse macroecononic conditions in Argentina.
●	Enforcement of creditors’ rights in Argentina may be limited, costly and lengthy.
●	We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

●	If financial intermediation activity volumes relative to GDP continues at low levels, the capacity of financial institutions, including the Bank, our main subsidiary, to generate profits may be negatively affected.
●	Argentine financial institutions, including us, continue to have exposure to public sector debt, including securities issued by the Argentine Central Bank, and its repayment capacity, which in periods of economic recession may negatively affect their results of operations.
●	Changes in market conditions and any associated risks, including interest rate and currency exchange volatility, could materially and adversely affect our consolidated financial condition and results of operations.
●	Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s and IUDÚ’s profitability.
●	Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our consolidated loan portfolio is more susceptible to economic downturns and recessions.
●	Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our financial condition and results of operations.
●	The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the agreement with ANSES is terminated or not renewed.
●	Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

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

The Argentine economy has experienced significant volatility in the past decades, including multiple periods of low or negative growth and high levels of inflation and currency depreciation, and may experience further volatility in the future. According to data published by the INDEC, Argentina’s real GDP decreased by 2.2% in 2019 and by 9.9% in 2020. In 2021, according to data published by the INDEC, Argentina’s GDP increased by 10.3%, mainly due to the mitigation of the impact of the COVID-19 pandemic on the Argentine economy as a result of the implementation of vaccination programs, which enabled the lifting of certain restrictions that had been enforced in Argentina until the end of 2020, as well as due to the increase in commodity prices, which resulted in an increase in U.S. dollar exports.

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

The IMF and the Argentine authorities have reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the U.S.$44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy, as a whole and in the banking sector in particular, remains uncertain. It is possible that reforms could be disruptive to the economy and adversely affect the Argentine economy and the banking industry, and, consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Legislative elections took place on November 14, 2021, in the context of which one third of the seats in the senate and half of the seats in the house of representatives, were up for election. “Juntos por el Cambio” (the political party of the former administration) obtained 41.7% of the votes and “Frente de Todos” (the political party of the current administration) obtained 33.6% of the votes. As a result, the “Frente de Todos” coalition lost its majority of votes in the house of representatives, but maintained a majority of the seats in the senate. As a result, the administration of President Fernández may not be able to enact new legislation.

We cannot assure you that developments in Argentina will not adversely affect macroeconomic, political, regulatory or social conditions in the country and, consequently, our business, result of operations and financial condition.

If the current levels of inflation continue or increase, the Argentine economy and our business and financial condition could be adversely affected.

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

In recent years, Argentina has confronted high inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors, and continues to do so. In 2019, the INDEC registered an increase in CPI of 53.8% and an increase in WPI of 58.5%. In 2020, the INDEC registered an increase in CPI of 36.1% and in increase in WPI of 35.4%. In 2021, the INDEC registered an increase in CPI of 50.9% and an increase in WPI of 51.3%. In March 2022, the INDEC registered a CPI of 6.7%, which represents the highest monthly inflation in the last 20 years.

In June 2018, the International Practices Task Force categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated in a suitable general price index to control the effects of changes. Argentine companies applying IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. In addition, certain regulatory authorities, such as the CNV, have required that financial statements submitted to the CNV for the periods ended on and after December 31, 2018 be restated for inflation in accordance with IAS 29.

Monetary policies carried out by the Central Bank to provide financial assistance to the Argentine government in order to fund measures adopted in relation to the ongoing COVID-19 pandemic could trigger further inflationary pressures in 2022. On April 8, 2022, the Argentine Central Bank announced that the new inflation estimates for years 2022, 2023 and 2024 are 59.2%, 47.5% and 40.9%, respectively, pursuant to its survey of consumer expectations (Relevamiento de Expectativas de Mercado) carried out between March 29 and March 31, 2021.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the administration to control inflation will be effective or successful. If inflation levels remain high or continue to rise in the future, the development of the Argentine economy could be negatively impacted and, in particular, our costs of operation could increase, which may negatively affect our business, financial condition and results of operations.

The ongoing COVID-19 pandemic and government measures to limit the spread of the virus have disrupted the global and Argentine economies, and affected, and could continue to affect, our business and results of operations.

In December 2019, COVID-19, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome, was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, governments across the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus. Since March 2020, the Argentine government has adopted a series of extraordinary measures, including, among others, mandatory quarantine, closure of external borders and internal travel restrictions, the closing of public and private institutions, restrictions on certain economic activity, aimed at preventing the spread of COVID-19.

The Argentine government also adopted multiple measures to mitigate the effects of the pandemic on the Argentine economy. These measures have included, in addition to price controls, and the prohibition of dismissals without cause, the postponement of loan payments without punitive interests, the deferral of unpaid loan installments and the prohibition to banks on charging fees for ATM transactions, which have adversely affected, and could continue to affect, financial institutions, such as our Group. In addition, with the outbreak of the COVID-19, we had to close a significant number of our branches temporarily, reduce the opening hours of working with the public, and transitioned a significant part of our workforce to work remotely, which continues as of the date of this annual report and which may exacerbate certain risks to our business, including an increased reliance on information technology (“IT”) resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information. While some of these measures have been lifted and others softened, additional restrictions could be adopted that affect the Group’s operations. Although these measures may have helped attenuate the economic impact on the Argentine economy overall, they had and may continue to have a negative impact on our business and results of operations.

In addition, the Group has been and may continue to be affected by other measures or recommendations adopted by regulatory authorities in the banking sector such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, deferrals of loan payments and the granting of lending to companies and self-employed persons backed by public guarantees.

Moreover, we faced and could continue to face various risks arising from the economic impact of the COVID-19 pandemic and government measures, such as (i) a higher risk of impairment of our assets or a significant increase in loan defaults and credit losses, with a consequent increase in loan loss provisions, (ii) lower revenues as a consequence of the temporary restrictions on charging certain fees to customers, and as a result of lower interest rates on loans promoted by the Central Bank and minimum interest rates imposed on deposits, , and (iii) a decrease in credit demand and in our business activity in general, particularly new retail lending. For more information on regulations in connection with the COVID-19 pandemic and their impact on our Group, see “Item 4.B. Business Overview—Government Measures in Response to the Ongoing COVID-19 Pandemic” and “Item 5.A Operating Results—The Ongoing COVID-19 Pandemic.”

In December 2020, the Argentine government started a national vaccination program. As of the date of this annual report, 80% of the total population in Argentina has been administered at least two doses of a vaccine against the COVID-19, and 37% of the population has received a third dose. Despite the availability of vaccines, the COVID-19 pandemic may not be fully contained for the foreseeable future and certain regions may be subject to an increase in the number of people infected and deaths. New waves of contagion or the emergence of new strains prolonguing the health crisis due to the COVID-19 pandemic could continue to have an adverse impact on the Argentine economy, resulting in a further decline in employment, as well as in confidence among businesses and consumers.

We are continuing to monitor the impact of the ongoing COVID-19 pandemic across our businesses. The ultimate impact of the pandemic on our business, results of operations and financial condition remains uncertain and will depend on future developments outside of our control, including whether new variants of the COVID-19 arise and the government measures in response of the COVID-19 pandemic, including the vaccination program. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

A decrease in international prices for the main commodities exported by Argentina could negatively affect Argentina’s economic condition.

Argentina’s reliance on the export of certain commodities, particularly soybeans and its by products, corn and wheat, has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole. Given its reliance on such agricultural commodities, the country is also vulnerable to weather events —such as 2018’s drought— that may negatively affect the production of such commodities, reducing fiscal revenues and the inflow of U.S. dollars.

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

The geopolitical conflict between Russia and Ukraine has had and may continue to have an impact on commodities prices, especially international crude oil and gas prices, which have increased significantly between February and April 2022. Furthermore, the conflict has resulted in sanctions to to Russia, which may result in a shortage of raw materials and commodities, which could in turn generate greater levels of inflation in economies and interruptions in the supply chain in general, and particularly in the energy sector, which may consequently result in difficulties to supply the local market.

A long-term decrease in the international price of oil would negatively impact the country’s oil and gas prospects and result in a decrease in foreign investment in these sectors.

High fiscal deficit could result in long lasting adverse consequences for the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

During the last years, the Argentine government has sustained high levels of fiscal deficit, and has resorted regularly to the Central Bank to source part of its funding requirements. In 2019, 2020, and 2021, public sector expenditure increased approximately 37.2%, 63.5% and 49.6%, respectively, and the government achieved a primary fiscal deficit of 0.4%, 6.5% and 2.2% of Argentina’s GDP, respectively, according to the Argentine Ministry of Treasury. The decrease in the fiscal deficit in 2021 was mainly due to certain extraordinary revenues. If the Argentine government would not have generated such extraordinary revenues, the fiscal deficit would have represented 3.8% of the Argentina’s GDP in 2021.

Following the agreement with the IMF, Argentina is committed to gradually reduce its primary fiscal deficit to 2.5% of GDP in 2022, 1.9% of GDP in 2023 and 0.9% of GDP in 2024, together with a gradual reduction of the monetary assistance to the Argentine government of 1% of GDP in 2022, 0.6% of GDP in 2023 and 0% in 2024.

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

Fluctuations in the value of the Peso continue to affect the Argentine economy. Since January 2002, the Peso has fluctuated significantly in value. Persistent high inflation, together with formal and de facto exchange controls, have resulted in the past in an overvalued official exchange rate. Compounded by the effects of exchange controls and restrictions on foreign trade, highly distorted relative prices have resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2019, 2020 and 2021, the Peso depreciated 36.6%, 29% and 22%, respectively, with respect to the U.S. dollar. As of April 26, 2022, the exchange rate was Ps.114.84 per U.S. dollar.

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

In the past, the Argentine government has increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine government significantly curtailed access to the official foreign exchange market and, as a result, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate. While the former administration had initially eliminated foreign exchange restrictions in 2016, in September 2019, in response to significant capital flight from the country, the Argentine Central Bank imposed restrictions on foreign exchange transactions, which were effective until December 31, 2019. Following the change in government in December 2019, the Fernández administration has extended the measures indefinitely, and established further restrictions, including a new tax (impuesto solidario) on certain transactions involving the purchase of foreign currency by Argentine residents.

The current exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports and exports of goods and services, and the obligation to repatriate and settle the proceeds from exports of goods and services for Pesos, among others. For further information, see “Item 10.D. Exchange Controls”.

In September 2020, the Central Bank issued Communication “A” 7106 restricting the access to the foreign exchange market for the repayment of principal payments under certain external financial indebtedness maturing between October 15, 2020 and March 31, 2021. These restrictions were further amended and currently the restrictions apply to external financial indebtedness maturing between October 15, 2020 and December 31, 2022. We cannot assure you whether the Central Bank will extend these restrictions or adopt similar restrictions in the future.

We cannot anticipate for how long these measures will be in force or if additional restrictions will be imposed. The Argentine government could maintain or impose new exchange controls, restrictions and take other measures in response to capital flight or a significant depreciation of the Peso, which could in turn limit access to the international capital markets and affect the Argentine economy. In addition, such evolving exchange control restrictions and measures may result in Argentine Central Banks’s information requests, enforcement actions and penalties due to diverging interpretations of foreign exchange regulatoins.

As a related matter, the international reserves deposited with the Argentine Central Bank have fluctuated significantly. The international reserves of the Argentine government amounted to U.S.$39.7 billion as of December 31, 2021. Future measures taken by the Argentine government could further reduce the level of international reserves deposited with the Argentine Central Bank in the future.

In addition, since the imposition of exchange controls, the difference between the official exchange rate, which is currently used for both commercial and financial operations, and other informal exchange rates that arise implicitly as a result of certain operations commonly carried out in the capital market (dollar “MEP” or “contado con liquidación”), have broadened deeply during 2021 creating a gap of approximately 86% with the official exchange rate as of April 26, 2022.

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

During recent years the Argentine government has faced difficulties in the payment of its sovereign debt. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.

During March 2020, the Argentine government initiated discussions with various groups of creditors to discuss a path for Argentina’s debt sustainability. With respect to Argentina’s international bonds, the Argentine executive branch approved the restructuring of certain eligible global bonds issued under foreign laws for up to U.S.$65 billion. In August 2020, the Argentine government announced that it had obtained the consents required to exchange 99% of the aggregate principal amount outstanding of all series of eligible bonds.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the U.S.$2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement Argentina had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. In June 2021, the parties agreed that Argentina would pay U.S.$430 million to the group before the end of July and the rest during the following year to avert default in July 2021. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the agreement reached in June 2021.

In June 2018, the Argentine government and the IMF signed a three-year, U.S.$50 billion loan agreement, as further amended to U.S.$57.1 billion through 2021 (the “IMF 2018 Agreement”). Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF in order to renegotiate the principal maturities of the U.S.$44.1 billion disbursed between 2018 and 2019 under a stand-by arrangement. The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion. The IMF will monitor Argentina’s compliance with such agreement at the end of each quarter. By means of the IMF Agreement, the Argentine government seeks to decrease the high inflation in Argentina improving public finances and strengthening Argentina’s balance of payments. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets).

In June  2021, Morgan Stanley Capital Index (“MSCI”), in its market classification report, reclassified the Argentine market from the “Emerging Markets” category to the “Standalone” or “Independent Markets” category, classification that is reserved for those countries that have accessibility barriers to foreign investors, political tensions, small capital markets and poor economies or that lack adequate regulations. In the case of Argentina, the classification as a “Standalone” market was due to the prolonged severity of capital controls in the Argentine stock market which is not in line with the accessibility criteria of the MSCI Emerging Markets index. As a result of the reclassification, several Argentine companies suffered a negative impact on the price of their shares, and may face greater difficulties in obtaining financing in the future.

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

The Argentine economy could be adversely affected by economic events in other global markets.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy. In addition, Argentina may be affected by economic and market conditions in markets worldwide, as was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009. The ongoing COVID-19 pandemic has disrupted global and Argentine economies, the full impact of which cannot be accurately predicted at this time.

In the past, emerging market economies have been affected by changes in U.S. monetary policy, at times resulting in the unwinding of investments and increased volatility in the value of their currencies. During 2018, the interest rate curve in the United States shifted upward, generating a generalized devaluation in emerging markets, with the Turkish Lira and the Peso being the most affected currencies against the U.S. dollar. However, in July 2019, the U.S. Federal Reserve cut rates for the first time since 2008, indicating an expectation of lower growth in the future, with long-term rates remaining low during 2020 and 2021. On March 16, 2022, the U.S. Federal Reserve approved an increase of 0.25% in interest rates, the first increase since December 2018, and interest rates are expected to continue to rise during 2022. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

Global markets are experiencing volatility and disruption following the start of the military conflict between Russia and Ukraine in February 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices (in particular oil and gas), credit and capital markets. Additionally, Russia’s military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia and certain other regions, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

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

On December 24, 2021, the Argentine government enacted Decree No. 886/2021, which sets forth that, in case of dismissals without cause, employees shall be entitled to receive an increase in their compensation equivalent to (i) 75% of such compensation, from January 1, 2022 to February 28, 2022; (ii) 50% of such compensation, from March 1, 2022 to April 30, 2022; and (iii) 25% of such compensation, from May 1, 2022 to June 30, 2022.

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

In the past, the Argentine government has increased state intervention in the economy, including through expropriation and nationalization measures, price controls and exchange controls and restrictions on capital flows. For example, in 2008, the administration absorbed and replaced the former private pension system for a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, have since been administered by the Argentine Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES”). In 2014, the Argentine government enacted law No. 26,991, which enables the Argentine government to intervene in certain markets when it considers that any party to the market is trying to impose prices or supply restrictions in the market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called “basic needs goods”), and grants broad powers to the relevant enforcing agency (Secretariat of Commerce) to become involved in such processes. In June 2020, the Argentine government ordered the 60-day temporary intervention of the cereal producer group Vicentín S.A.I.C. to ensure the continuance of the company’s operations and to preserve jobs and assets. In addition, as a result of the public health emergency declared by the Argentine government due to the ongoing COVID-19 pandemic, several measures have been adopted to limit the impact on the Argentine economy, including freezing rent prices and public services tariffs, and the prohibition of work dismissals, among others.

In the future, the level of intervention in the economy by the Argentine government may continue or increase, including in response to social unrest, through expropriation, nationalization, intervention, forced renegotiation or modification of existing contracts, new taxation policies, establishment of price controls, changes in laws, regulations and policies affecting foreign trade and investment. These measures may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy, which in turn could adversely affect our business, financial condition and results of operations.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2020 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 78, down from 66 in the index for 2019. In Transparency International’s 2021 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 96, down from 78 in the index for 2020.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The current Argentine administration’s ability and determination to implement these initiatives taken by the former administration is still uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support from opposing parties. We cannot assure whether the implementation of these measures will be successful.

The Argentine government’s inability to accurately address actual and perceived risks of institutional deterioration and corruption might adversely affect the Argentine economy which, in turn, could adversely affect our business, financial condition, and results of operations.

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

If, in the future, depositor confidence further weakens and the deposit base contracts, such loss of confidence and contraction of deposits will have a substantial negative impact on the ability of financial institutions, including the Bank, to operate as financial intermediaries. If the Bank is not able to act as a financial intermediary and otherwise conduct its business as usual, the results of its operations could be adversely affected or limited, which in turn could affect our results of operations and financial condition.

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

The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector continues to be affected by adverse macroecononic conditions in Argentina.

As a result of Argentina’s macroeconomic environment, the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly, affecting the asset quality of financial institutions, including the Bank and IUDÚ. According to data published by the INDEC, while Argentina’s GDP decreased by 9.9% in 2020 due to the impact of the COVID-19 pandemic and the measures taken by the Argentine government to contain the spread of the virus, Argentina’s GDP grew by 10.3% in 2021, mainly due to the mitigation of the impact of the COVID-19 as a result of the implementation of vaccination programs, as well as to the increase in commodity prices, which resulted in an increase in U.S. dollar exports. However, although Argentina’s GDP has surpassed pre-pandemic levels, the country’s economy remains fragile and volatile.

If customers are not able to repay their loans the quality of the Bank’s and IUDÚ’s assets may further deteriorate and loan loss provisions may increase, which could, in turn, adversely affect our results of operations and financial condition.

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

In the past, in order to protect debtors affected by the economic crisis in 2001 and 2002, the Argentine government adopted measures in the beginning of 2002 that suspended proceedings to enforce creditors’ rights upon debtor default, including mortgage foreclosures and bankruptcy petitions. More recently, in connection with the ongoing COVID-19 pandemic, the Argentine administration suspended mortgage foreclosures until March 31, 2021. For more information on regulations in connection with the COVID-19 pandemic, see “Item 4.B. Business Overview—Government Measures in Response to the Ongoing COVID-19 Pandemic.”

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

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates and fees that financial entities may charge to clients and merchants, and enable courts to decrease the interest rates and fees agreed upon by the parties if they are deemed excessively high. A change in the applicable law or court decisions lowering the cap on interest rates and fees would reduce the Bank’s and IUDÚ’s revenues, which could negatively affect our consolidated results.

Class actions against financial institutions for an undetermined amount may adversely affect the profitability of the financial system and of some of our subsidiaries such as the Bank, IUDÚ and InvertirOnline S.A.U.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including the Bank, IUDÚ and InvertirOnline S.A.U. See “Item 8.A. Consolidated Statements and Other Financial Information.” The Argentine national constitution and the Consumer Protection Law contain certain provisions regarding class actions, although their guidance with respect to procedural rules for class action cases is limited. Argentine courts have admitted class actions in various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. Some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

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

Financial institutions are subject to significant regulation relating to functions that historically have been determined by the Central Bank, the Financial Information Unit (Unidad de Información Financiera or “UIF”) and the CNV. The number of these regulations have increased in connection with the ongoing COVID-19 pandemic. See “Item 4.B. Business Overview—Government Measures in Response to the Ongoing COVID-19 Pandemic.” These regulations include: (i) minimum capital requirements; (ii) mandatory reserve requirements; (iii) requirements for investments in fixed rate assets; (iv) lending limits and other credit restrictions, including mandatory allocations; (v) limits and other restrictions on fees; (vi) reduction of the period for the financial institutions to deposit the amount of sales made with credit cards in the corresponding accounts of the sellers; (vii) limits on the amount of interest banks can charge or pay, or on the period for capitalizing interest; (viii) accounting and statistical requirements; (ix) limits on dividends; (x) limits on market share; (xi) reporting or controlling regimes as agents or legally bound reporting parties; and (xii) changes in the deposit insurance regime.

We have no control over governmental regulations or the rules governing all aspects of our operations. The Central Bank may penalize our main subsidiary, the Bank, as well as our subsidiary IUDÚ, in case of any breach of applicable regulations. Similarly, the CNV, which authorizes our securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions on us and our Board of Directors for breaches of corporate governance.

The absence of a stable regulatory framework in Argentina for financial institutions and the imposition of measures that affect the profitability of financial institutions and limit the possibility of covering their positions against currency fluctuations result may limit the decisions that financial institutions, including the Bank and IUDÚ, can make on asset allocation, which may adversely affect future financial activities and our result of operations. There can be no assurances that new and tighter regulations will not be implemented in the future, which could cause uncertainty and could negatively affect our future financial activities and results of operations. In addition, existing or future legislation and regulation may require us to make material expenditures to avoid any material adverse effect on our consolidated operations.

We are exposed to compliance risks.

Due to the nature of our activities, we are exposed to certain compliance risks. We must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws (including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which could lead to very significant penalties. As part of our business, we directly or indirectly, through third parties deal with entities whose employees are considered to be government officials. Our activities are also subject to complex customer protection and market integrity regulations.

Although we have adopted multiple policies, procedures, internal control systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that our employees or other persons related to us or our business partners, agents and/or other third parties with a business or professional relationship do not circumvent or violate current regulations or our ethics and compliance regulations, acts for which such persons could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by the us in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

If there is a breach of the applicable regulations or the Group’s ethics and compliance regulations or if the competent authorities consider that the Bank does not perform the necessary due diligence inherent to its activities, such authorities could impose limitations on our activities, the revocation of our authorizations and licenses, and economic penalties, in addition to having significant consequences for our reputation, which could have a significant adverse impact on our business, financial condition and results of operations. Furthermore, we from time to time conduct investigations related to alleged violations of such regulations and ethics and compliance regulations, and any such investigation or any related procedure could be time consuming and costly, and its results difficult to predict.

In 2020 and 2021, the COVID-19 outbreak has led in many countries to new specific regulations, mainly focused on consumer protection measures. The difficulties associated with the need to adapt our subsidiaries’ systems to these new regulations quickly along with the fact that the majority of our employees have been working remotely could pose new compliance risks. Likewise, despite the existing controls in place, the increase in remote account opening driven by the pandemic could increase money laundering risks. Additionally, criminals are continuing to exploit the opportunities created by the pandemic across the globe and increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments. Increased strain on our communications surveillance frameworks could in turn raise our market conduct risk.

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

If financial intermediation activity volumes relative to GDP continues at low levels, the capacity of financial institutions, including the Bank, our main subsidiary, to generate profits may be negatively affected.

As a result of the 1999-2002 financial crisis, as a result of which the Argentine economy fell 18.4%, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of that crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Although private credit relative to GDP grew after the 1999-2002 financial crisis, since 2018 credit contracted in real terms as a result of the negative economic growth. Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the 1999-2002 crisis and also from prior years, especially in the case of private-sector deposits and loans, which amounted to 14.8% and 8.3% of GDP, respectively, as of December 31, 2021.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes and businesses to provide financial institutions, including the Bank and IUDÚ, with sufficient capacity to generate income, which may, in turn, impact our results of operations.

Argentine financial institutions, including us, continue to have exposure to public sector debt, including securities issued by the Argentine Central Bank, and its repayment capacity, which in periods of economic recession may negatively affect their results of operations.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine and the provincial government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Argentine financial institutions usually hold public sector debt issued by the national, provincial and municipal governments and securities – generally short term – issued by the Central Bank as part of their portfolios. As of December 31, 2021, the exposure of the financial institutions to the public sector represented 13.2% of total assets and their holdings of short-term securities issued by the Central Bank represented 29% of total assets. As of December 31, 2021, our exposure to the public sector amounted to Ps.40.8 billion, representing 10.4% of our total assets as of that date and our exposure to short term securities issued by the Central Bank and Repo transactions with Central Bank amounted to Ps.100.3 billion or 25.6% of our total assets as of such date.

By virtue of Executive Decrees No. 596/2019 and No. 609/2019, the maturity date of short-term public sector debt securities (“Letes,” “Lecaps,” “Lelink” and “Lecer”) was extended to February 2020. Afterwards, through Decree No. 346/2020, the Argentine government further extended the maturity date of certain “Letes” to December 31, 2020. In February 2020, through Joint Resolution

6/2020, certain “Lecaps” and “Letes” which had already been reprofiled pursuant to the aforementioned Executive Decrees No. 596/2019 and 609/2019 were subsequently exchanged by peso-denominated treasury bills (“Lebads”) maturing on September 18, 2020. On April 5, 2020, the Argentine government issued the Decree No. 346/2020, by which the repayment of Argentine law-governed U.S. dollar-denominated notes was postponed to December 31, 2020, including the abovementioned “Letes.”

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

In particular, our results of operations depend to a great extent on our net financial income. Net financial income represented 87.8% of our net operating revenue in 2021 and 85.8% in 2020. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net financial income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s and IUDÚ’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns. Frequent regulatory changes, high inflation and frequent currency devaluations have also led to fluctuations in interest rates which could also impact spreads. Moreover, amid the COVID-19 outbreak, the Central Bank imposed minimum interest rates paid on time deposits, imposed maximum interest rates on credit cards financing, and established some credit lines to be granted to SMEs at preferential interest rates, pressuring margins downwards.

In addition, a change in the composition of the source of funding, which is currently heavily weighted by non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of bearing interest liabilities. Further reduction in spreads could have a material adverse effect on our business, results of operation and financial condition. We cannot guarantee that interest rate spreads will remain attractive.

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

The loan portfolio of the Personal & Business Banking segment, which includes individuals and small business with annual sales of up to Ps.300 million and SMEs with annual sales over Ps.300 million and below Ps.1.5 billion, represented approximately 50% of the consolidated loan portfolio (net of provisions) as of December 31, 2021, while the loan portfolio of the Consumer Finance Segment represented approximately 9% of the consolidated loan portfolio. Within the 50% share of the Personal & Business Banking Segment, 43% corresponds to individuals, while 7% corresponds to Small Businesses & SMEs. Morover, loans to lower-risk payroll and pension clients accounted for 67% of our total loans to individuals at the bank level. If the economy in Argentina experiences a significant downturn, this could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our financial condition and results of operations.

Pursuant to the implementation of IFRS 9, our subsidiaries, particularly the Bank, establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. In this process, our subsidiaries rely on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ probability of default (“PD”), as well as the exposure at the time of default (“EAD”) and the proportion of each unfulfilled loan that the entity is able to recover (i.e., loss in the event of default  or “LGD”). Based on these parameters, we estimate our expected loss (“PE”) and economic capital. At the same time, we assess expected credit losses on a forward-looking basis, incorporating the impact of updated macroeconomic scenarios in the variables which we consider affect credit risk.

During 2020, the Central Bank established several measures in favor of debtors, including an automatic rescheduling program on unpaid loans installments maturing between the months of April 2020 and March 2021. Although these measures are no longer in force, they had a negative impact our consumer finance business.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, our asset quality and our financial condition and results of operations may be materially and adversely affected.

We are a holding company and, as a result, we depend on our subsidiaries’ ability to pay dividends to us.

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

We may continue to seek potential acquisitions or expand our business, but we may not be able to complete such acquisitions or expansion, or successfully integrate businesses that we acquire.

In the past, in addition to organic growth, we havesignificantly expanded our business through acquisitions. We expect to continue considering acquisition opportunities that we believe may add value and are compatible with our business strategy. In addition, we may continue to implement business strategies in order to expand our business.

In this respect, we may not be able to continue to identify opportunities or consummate acquisitions, or implement business strategies, leading to economically favorable results. We cannot assure you that any future acquisition or other actions taken to expand our business will, if required, be authorized by the Central Bank, which would limit our ability to implement our growth strategy. In addition, in the event that an acquisition opportunity or business strategy is identified and authorized, successful integration of the acquired business or strategy entails significant risks, including compatibility of operations and systems, unexpected contingencies, employee retention, compliance, customer retention, and delays in the integration process.

The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the agreement with ANSES is terminated or not renewed.

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. In December 2021, the Bank made payments on behalf of ANSES to approximately 978,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (19% as of December 31, 2021) from the sale of financial services to senior citizens. The agreement with ANSES is an agreement that must be signed by any bank that intends to pay pensions or benefits on behalf of ANSES. The current agreement with ANSES expires on June 30, 2022 and negotiations between the banks and ANSES to renew the agreement have already started. In addition, ANSES has the right to terminate the agreement with a 90 day prior notice.

The termination of the agreement with ANSES or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 28, 2022, 61,738,188 Class A shares and 98,684,713 Class B shares. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

Early termination of IUDÚ’s commercial agreement with Grupo De Narváez, the current owners of Chango Más (formerly, Walmart Argentina) could have an adverse effect on our revenue.

In April 2000, IUDÚ and Walmart entered into a commercial agreement pursuant to which IUDÚ became the exclusive provider of financial and credit products and services for customers at Chango Más (formerly, Walmart Argentina) stores in Argentina. The agreement was renewed on several occassions and most recently in August 2021. As a result, the commercial agreement expires on August 24, 2026.

On November 6, 2020, Walmart Inc. agreed to sell its business in Argentina to Dorinka S.R.L. (“Grupo de Narváez”), a well-known name in Argentina conducting several retail businesses in the country. Although Grupo De Narváez has not participated in the retail business in Argentina in recent years, they have built retail capabilities in other countries in Latin America.

If the commercial agreement with Grupo de Narváez is early terminated, our expected benefit from this partnership could be adversely affected which, in turn, could have a materially negative impact on our business, financial condition and results of operations.

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We depend on the efficient and uninterrupted operation of internet-based and on-premise data processing, communication and information exchange platforms and networks, including those systems related to the operation of our ATM network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers and to us. In addition, we provide our customers with continuous remote access to their accounts and with the possibility of transferring substantial financial assets using electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents, such as computer break-ins, viruses, ransomware, denial-of-service attacks, phishing, identity theft and other disruptions, could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with us.

During the COVID-19 pandemic, the number of cybersecurity attacks performed through email, short message service, instant messaging systems and other social networks increased. As cyberattacks evolve and become more sophisticated, companies strengthen their prevention and monitoring efforts and adopt new measures to mitigate cybersecurity risks, such as those related to remote work security. Our system monitoring capabilities have been reinforced, with special attention to critical assets that support business processes to prevent the materialization of threats and, where appropriate, to identify and respond immediately to any security incident that may occur. Our prevention, detection, and response capabilities have also been strengthened through the use of integrated information sources, enhanced analytical capabilities, and automated platforms. For example, our cybersecurity security operations center (“SOC”) allows us to detect and respond to cyberattacks performed on our users and our infrastructure by combining information on cyberthreats. In addition, our threat intelligence service proactively detects cyberattacks against our key executives and our infrastructure, as well as data leaks, among others. The main objective of these measures is to ensure an immediate and effective response to any security incident that occurs through the coordination of the different business and support areas involved to reduce the possible negative impact and, where appropriate, report said incident in a timely manner to the corresponding supervisory or regulatory authorities.

Although we have an insurance coverage, contingency plans in place may not be sufficient to cover liabilities associated with all cyber risks and breaches. Our operational systems and networks have been, and will continue to be, subject to an increasing risk of continually evolving cybersecurity or other technological risks.

Although we intend to continue implementing and updating our security technology devices and operational procedures to prevent cybersecurity damages, our systems may not be free from vulnerability and these security countermeasures may be defeated. If any of these events occur, our reputation could be damaged, entailing serious costs and affecting our business, as well as our results of operations and financial condition.

Our business is highly dependent on properly functioning IT systems and improvements to such systems.

Our business is highly dependent on the ability of our teams to develop solutions according to what our customers need, having technology systems that allow an effective management and enable processing a large number of transactions across numerous and diverse markets, products and regulations in a timely manner. In addition, our customers have the possibility to access to their finances remotely, whenever they want or wherever they are, and to transfer substantial financial assets by electronic means. The proper functioning of our financial control, risk and fraud management, accounting, cybersecurity, customer service and other data processing systems is critical to our business and to our ability to compete effectively, as we are a customer centric company. Also, as our business activities may be materially disrupted if there were a partial or complete failure of any of our IT systems or our communication networks, we have implemented a business continuity program and an IT risk program, and we created a Cybersecurity Center of Excellence within our operating model implemented in the third quarter of 2020. Although from time to time we may face events that might be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading, we have implemented remediate plans to reduce their frequency. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our customers experience, as well as on our business, financial condition and results of operations.

Our ability to remain competitive and achieve further growth will depend on the loyalty of our customers and on our ability to keep our IT systems upgraded with all the features that our customers need. In addition, our IT systems must be available without interruptions in order to increase our capacity on a timely and cost-effective basis. Any disruption or substantial failure to improve or upgrade IT systems effectively or on a timely basis could materially affect us.

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

We are a holding company and our ability to pay dividends depends on the cash flow and distributable income of our operating subsidiaries. We and our subsidiaries are subject to contractual, legal and regulatory requirements affecting our ability to pay dividends. In particular, dividend distribution by the Bank and IUDÚ are subject to the requirements established by the rules of the Central Bank, as amended from time to time. Pursuant to such regulations, dividend distributions shall be admitted as long as none of the following circumstances apply: (i) the financial institution is subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL; (ii) the financial institution is receiving financial assistance from the Central Bank; (iii) the financial institution is not in compliance with its reporting obligations to the Central Bank; (iv) the financial institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; (v) if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or (vi) if the financial institution did not comply with the applicable Additional Capital Margins (as defined below). Financial institutions that comply with all of the above mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income,” (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”) or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency.

In addition, financial entities may not distribute profits with the profit arising from the application of IFRS for the first time, and must set up a special reserve that can only be canceled for capitalization or to absorb any negative balances from the item “Unassigned Results.” See “Item 4.B. Business Overview—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Although distribution of dividends to us by the Bank has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting without its prior consent, or such authorization may not be for the full amount of distributable dividends. By virtue of Communication “A” 7312 of the Central Bank, dividend distributions by financial entities was suspended until December 31, 2021. The Central Bank authorized financial entities to distribute dividends up to 20% of their accumulated earnings through December 31, 2021 in twelve equal monthly and consecutive installments.

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

Exchange controls currently in place could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. In particular, with respect to the dividends and distributions on any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to prior Central Bank approval, which may not be granted. Access to the free foreign exchange market (“MLC,” as per its Spanish acronym) to pay dividends to non-resident shareholders is granted subject to the following conditions:

o	Maximum amounts: the total amount of transfers made through the MLC for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the MLC as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos determined by the shareholders’ meeting to be distributed as dividends.
o	Minimum Period: access to the MLC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.
o	Documentation requirements: dividends must be the result of closed and audited balance sheets. When requesting access to the MLC for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, in lack thereof, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the external assets and liabilities reporting regime set forth by Communication “A” 6401 of the Central Bank (the “External Assets and Liabilities Reporting Regime”) shall have been complied with.

If the exchange rate fluctuates significantly during a time when the Depositary (as defined in “Item 12.D. American Depositary Shares”) cannot convert or reinvest the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Pesos in Argentina may also be subject to restriction. Moreover, available mechanisms to receive dividends in U.S. dollars may involve a significantly higher implicit exchange rate. See “Item 10.D. Exchange Controls.”

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

Our corporate affairs are governed by our bylaws and by the Argentine General Corporations Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, your rights or the rights of holders of our Class B shares under the Argentine General Corporations Lawto protect your or their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our Class B shares and the ADSs at a potential disadvantage.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under the Argentine General Corporations Law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights, pursuant to the Argentine General Corporations Law. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, which are known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the Securities Act is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We may not file such a registration statement, or an exemption from registration may not be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the Depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement.

Holders may exercise voting rights with respect to the Class B shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying Class B shares, except if the depositary is a foreign entity and it is not registered with the Inspección General de Justicia (“IGJ”), and in this case, the depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Capital Markets Law requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

o	the notice of such meeting;
o	voting instruction forms; and
o	a statement as to the manner in which instructions may be given by holders.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2021, the ten largest companies in terms of market capitalization represented approximately 63% of the aggregate market capitalization of ByMA. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the Depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, exchange controls imposed by the Central Bank could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D. Exchange Controls.”

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

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the Argentine General Corporations Lawor our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Item 4.Information of the Company

Item 4.AHistory and development of the Company

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

In 1964, Société Générale (Paris) acquired a majority of the capital stock of Banco Supervielle de Buenos Aires S.A. from the Barón and Supervielle families, transforming it into a universal bank with 60 branches and a significant presence in the corporate market. Following the acquisition of control by Société Générale, the Supervielle family had no role in the management of Banco Supervielle. In 1997, Banco Supervielle de Buenos Aires S.A. created Société Générale Asset Management Sociedad Gerente de FCI S.A. In March 2000, the name Banco Supervielle de Buenos Aires S.A. was changed to Banco Société Générale S.A.

Banco Banex S.A.

In 1969, Jules Henri Supervielle, the father of Julio Patricio Supervielle, our controlling shareholder, and cousin of the Supervielle family members who had owned and managed Banco Supervielle de Buenos Aires S.A. until 1964, founded Exprinter de Finanzas S.A., which became Exprinter Banco S.A. in 1991. On July 15, 1996, Exprinter Banco S.A. acquired 100% of the capital stock of Banco San Luis S.A. pursuant to a public bidding process organized by its owner, the Province of San Luis. The acquisition was part of a strategic plan aimed at growing in the interior of Agentina and penetrating the retail and the SMEs segments. In 1998, Exprinter Banco S.A. and Banco San Luis S.A. merged to create Banco San Luis S.A. Banco Comercial Minorista, and was later renamed Banco Banex S.A. In 2001, Banco Banex S.A. acquired several branches of Banco Balcarce S.A.

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

Acquisition of Tarjeta Automática S.A.

In December 2007, we acquired 51% of Tarjeta’s capital stock. The remaining 49% was held by Acalar S.A., an Argentine sociedad anónima wholly owned by the Coqueugniot family (Gabriel A. Coqueugniot, Cecilia B. Coqueugniot, Mónica I. Coqueugniot, and Diana I. Coqueugniot), in equal parts. Following several stock transfers that took place in 2009 and 2010, as of December 31, 2021 Tarjeta’s capital stock is held 87.5% by Grupo Supervielle, 10.0% by the Bank, and 2.5% by IUDÚ. On February 25, 2022 and March 31, 2022, IUDÚ made contributions to Tarjeta’s equity in the amounts of Ps.150 million and Ps.150 million, respectively. Following these capital contributions, which were capitalized by the shareholders’ meeting of Tarjeta held on April 19, 2022, as of the date of this annual report, Grupo Supervielle, IUDÚ and the Bank hold 67.6%, 24.7% and 7.7% of Tarjeta’s equity, respectively.

Acquisition of IUDÚ

In July 2010, Grupo Supervielle and the Bank agreed to acquired 100% of GE Compañía Financiera S.A, a financial services company that specialized in credit cards, personal loans and the distribution of certain third-party insurance products. In August 2011, the purchase was completed through a stock transfer in which 5% and 95% of the total shares were transferred to Grupo Supervielle and the Bank, respectively.

In August 2011, the shareholders of IUDÚ approved the change of its corporate name from GE Compañía Financiera S.A. to Cordial Compañía Financiera S.A. On November 2, 2020, the change of its corporate name to IUDÚ Compañía Financiera S.A. was approved, in line with the commercial and brand strategy of the company.

Since 2000, IUDÚ has exclusive rights to promote and sell financial and credit products in Walmart Argentina stores nationwide through a strategic partnership originally entered into with Walmart Argentina. In November 2020, Walmart Argentina sold the entire operation to Grupo De Narváez, a long-standing company in Argentina operating several retail businesses. In August 2021, IUDÚ extended the partnership with Grupo De Narváez until August 24, 2026.

On November 2, 2020, the shareholders of IUDÚ approved the change of its corporate name from Cordial Compañía Financiera S.A. to IUDÚ Compañía Financiera S.A. This change was approved by the Argentine Central Bank and was registered on April 19, 2021.

Creation of Espacio Cordial de Servicios S.A.

In October 2012, our Board of Directors approved the creation a ECM S.A., which was later renamed Espacio Cordial de Servicios S.A. Cordial Servicios is an entity created to sell non-financial products and services, such as insurance plans and coverage, tourism packages, health insurance and health services, electric appliances and furniture, insurance mechanisms and plans and alarm systems.

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

Successful IPO in May 2016

Since May 19, 2016, the ordinary Class B shares of Grupo Supervielle S.A. are listed on ByMA, and its ADSs, each of which represents five ordinary Class B shares, are listed on the NYSE under the ticker “SUPV.” At the time, Grupo Supervielle made an initial public offer of its Class B shares in Argentina and of its ADSs in the international markets for an aggregate amount of U.S.$323 million. Through the offering, Grupo Supervielle placed 146,625,087 ordinary Class B shares, of which 137,095,955 were placed internationally in the form of ADSs. In the offering, 114,807,087 were newly issued ordinary Class B shares while 31,818,000 were sold pursuant to a secondary offering.

Capitalization of an in-kind contribution and resulting capital stock increase

At the ordinary and extraordinary shareholders’ meeting of Grupo Supervielle held on April 27, 2017, the shareholders of Grupo Supervielle approved the capitalization of an in-kind contribution of 7,672,412 shares of common stock of Sofital made by Mr. Julio Patricio Supervielle and an increase of the capital stock of Grupo Supervielle through the issuance of up to 8,032,032 new Class B shares. In connection with the capital increase, on July 18, 2017, a total of 7,494,710 new Class B shares were subscribed as follows: (i) 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.7% of the total capital increase, and (ii) 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.3% of the total capital increase.

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

Creation of Fideicomiso Financiero Fintech Supervielle I

On February 16, 2018, our Board of Directors approved the creation of Fideicomiso Financiero Fintech Supervielle I to invest in financial technology (fintech) and insurance technology (insurtech) start up projects in an amount up to U.S.$3 million. The Fideicomiso Financiero Fintech Supervielle I has made investments with minor participations in the following start up projects since its creation: 123Seguro, Increase, Avancargo, Blended, SixClovers and Lemon Cash. The Fideicomiso Financiero Fintech Supervielle I is funded by Grupo Supervielle and Banco Supervielle.

Acquisition of Micro Lending S.A.U.

On April 6, 2018, Grupo Supervielle approved an offer to acquire 100% of the share capital of MILA. MILA specializes in car financing, particularly in used cars. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

Acquisition of the capital stock of InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. (renamed as Portal Integral de Inversiones S.A.U., with registration pending)

On May 24, 2018, we acquired the capital stock of the online trading platform IOL invertironline through the purchase of InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. In July 2021, the platform was renamed IOL invertironline. On April 19, 2022, InvertirOnline.com Argentina S.A.U. was renamed as Portal Integral de Inversiones S.A.U. As of the date of this annual report, the registration of this name change is pending.

Conversion of Class A shares

On April 24, 2019, as requested by Mr. Julio Patricio Supervielle, our Board of Directors authorized the conversion of 65,000,000 Class A shares, with a par value of Ps.1.00 each and entitled to five votes per share, held by Mr. Supervielle, into Class B shares, with a par value of Ps.1.00 each and entitled to one vote per share, pursuant to Section 6(b) our bylaws. On May 9, 2019, the conversion was approved by the CNV.

Creation of Bolsillo Digital S.A.U.

On June 12, 2019, we created Bolsillo Digital. This company is a fintech which was introduced in the fast-growing industry of means of payment, which designs and develops products and services for payment processing, thereby offering solutions to businesses and individuals and facilitating their integration into the digital payment systems by using mobile points of sale (“MPOS”) and mobile wallet products. On August 5, 2021, Grupo Supervielle transferred its shares of Bolsillo Digital to its subsidiary Banco Supervielle S.A. as part of its strategy within the industry of means of payment.

Bolsillo Digital’s main activity is providing payment services. It actively participates in the growth of Grupo Supervielle’s business and seeks to promote digitization, reduce the use of cash and promote financial inclusion by providing more opportunities to merchants, professionals, SMEs and entrepreneurs.

Acquisition of deautos.com by Espacio Cordial de Servicios S.A.

On June 18, 2019, Espacio Cordial acquired deautos.com, a platform of new and pre-owned cars and one of the leading websites in its category with more than 10 years of presence in the market.

The acquisition of deautos.com platform allowed us to create an innovative and disruptive business model in the online car market powered by MILA’s relationship with agencies and dealers, provide a new car digital platform experience for users, integrating and simplifying the financial offer, insurance and services of the segment.

Creation of Supervielle Productores Asesores de Seguros S.A.

On December 21, 2018, we created Supervielle Productores Asesores de Seguros, which has the exclusive purpose of carrying out the insurance intermediation activity, promoting the contracts of life insurance, wealth and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle owns more than 99% of its share capital, directly or indirectly. Supervielle Productores Asesores de Seguros began operating in the second half of 2019.

Acquisition of Futuros del Sur S.A. (renamed as Supervielle Agente de Negociación S.A.U.)

On December 18, 2019, Supervielle acquired 100% of the share ownership of Futuros del Sur S.A., a brokerage firm seeking to broaden the investment and financial services it provides to institutional and corporate customers and also drive efficient and profitable cross selling. Futuros del Sur S.A. changed its corporate name to Supervielle Agente de Negociación S.A.U., which change was registered on January 24, 2022.

Acquisition of Easy Cambio S.A.

In October 2020, Grupo Supervielle acquired Easy Cambio S.A., a foreign exchange broker authorized by the Central Bank.

Acquisition of the capital stock of IOL Holding S.A. and IOL Agente de Valores S.A.

On August 6, 2021, Grupo Supervielle acquired 95% of the shares of IOL Holding S.A., a company incorporated in Uruguay which hold shares in companies which provide brokerage services in the Latin American region. Sofital acquired the remaining 5% of the shares of IOL Holding S.A.

On August 23, 2021, IOL Holding S.A. acquired 100% of the shares of IOL Agente de Valores S.A., a company incorporated in Uruguay which will provide security dealer services subject to the authorization of the Central Bank of Uruguay, which is pending as of the date of this annual report. IOL Agente de Valores S.A. provides its services through an online platform to non-residents of Uruguay who are based in Latin America and seek to participate in the U.S. capital markets.

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

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.BBusiness Overview

Overview

We  provide a wide range of financial and non-financial services to our clients and have 130 years of experience operating in Argentina. We are focused on offering fast solutions to our clients and effectively adapting to evolving changes within the industries in which we operate. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to our clients’ needs and digital transformation. Since May 2016, the shares of Grupo Supervielle are listed on the ByMA and NYSE.

Our business model is defined by the following characteristics:

●	We are the oldest private franchise in Argentina and own the eighth largest Argentine private bank in terms of loans, and have a recognized presence within the Argentine financial industry;
●	We have a strong liquidity and a solid capital base which support our growth initiatives. In addition to organic growth, we have significantly increased our business through acquisitions which have allowed us to expand our private loan market share among private financial institutions from 0.2% to 4.8% between 2002 and 2021.
●	We operate in an underpenetrated financial system. The Argentine financial system is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. As a result, the Argentine financial system presents a number of growth opportunities, as Argentina resumes its stabilization process. We are well positioned and constantly evolving to capture these growth opportunities given our focus on a differentiated customer experience.
●	We are going through a process of cultural and digital transformation. Placing the customer at the center of our business, we are advancing on the implementation of a deep cultural and digital transformation across our company, scaling the adoption of agile working methodologies, leveraging digital marketing and artificial intelligence capabilities, as well as cloud services.
●	We are evolving our customer service model. We are accelerating our transformation initiatives across channels deepening our omnichannel model. This includes developing a modern technological system, evolving our branch model and adding application program interface (“API”) capabilities to connect to third parties and prepare for open banking, while improving the customer journey and driving efficiency. Our goal is to offer our customers a Human Banking Experience that combines the use of technology with our staff assistance to provide our customers the best of both worlds.
●	We are building a service ecosystem. We continue to build our ecosystem integrating our service offerings and adding partnerships, improving customer experience, while driving synergies among our different verticals, increasing customer loyalty and pursuing cross selling initiatives. We are starting to embark on selective regionalization initiatives leveraging our proven capabilities with the aim of expanding our market presence.

Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and the CEO of Grupo Supervielle and has led Grupo Supervielle for over 20 years. During his tenure, we have experienced growth in terms of net worth, assets, deposits, our network and customer base, and we have successfully completed some of our most significant acquisitions. We rely on our Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance. Our subsidiaries are: (i) Banco Supervielle, which is the eighth largest private bank in Argentina in terms of loans; (ii) IUDÚ, a financial service company with a growing digital offer; (iii) Tarjeta, a distribution network for consumer finance operating mainly in the Southern region of Argentina; (iv) MILA, a company specialized in the financing of car loans; (v) Espacio Cordial, an entity offering retail non-financial products, assistance, services and tourism; (vi) Supervielle Seguros, an insurance company; (vii) Supervielle Productores Asesores de Seguros, an insurance broker; (viii) Supervielle Asset Management, a mutual fund management company; (ix) IOL invertironline, a broker specialized in online trading; (x) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers, and (xi) Bolsillo Digital, a company that provides payment solutions to retailers with MPOS and mobile wallet products through its BOLDI brand. In addition, Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, is part of our Group.

On a consolidated basis, we had:

●	Ps.390.4 billion in total assets as of December 31, 2021, compared to Ps.376.2 billion in total assets as of December 31, 2020;
●	Ps.165.5 billion in loans as of December 31, 2021, compared to Ps.171.8 billion in loans as of December 31, 2020;
●	Ps.288.5 billion in deposits as of December 31, 2021, including Ps.277.0 billion from the private sector, and Ps.11.5 billion from the non-financial public sector, compared to Ps.269.6 billion in deposits as of December 31, 2020, including Ps.257.7 billion from the private sector and Ps.11.9 billion from the non-financial public sector;
●	Ps.51.5 billion in attributable shareholders’ equity as of December 31, 2021, compared to Ps.53.8 billion in attributable shareholders’ equity as of December 31, 2020; and
●	4,811 employees as of December 31, 2021, compared to 5,021 employees as of December 31, 2020.

During 2021, we continued to expand our ecosystem, and served more than 2 million active customers. The following chart illustrates our business ecosystem as of December 31, 2021:

PAYMENTS
MODO
bōldi
Payment facilitator
FINANCIAL SERVICES[1]
SUPERVIELLE
INCREASE
Blended
SIDOM PAY
avancargo
IUDÚ
Servicios Financieros Walmart
Private Bank
8th Loans
10th Deposits
5% Market
4% share
Customers
1.4MM Bank
388K Consumer Finance
INSURANCE
123SEGURO
SUPERVIELLE SEGUROS
SUPERVIELLE BROKER DE SEGUROS
$3.3M
GWP 2021
2.01%[2]
Market Share
MOBILITY
• Located in
+588
Related Agencies
14K
Auto Loans
Stock
DEAUTOS
mila
KAVAK
IUDÚ CAR
GRUPO SUPERVIELLE
2 MM
CLIENT CENTRICITY
HOUSING
5th Private Bank
Mortgages
Rental Guarantees
INVESTMENTS & SAVINGS
SUPERVIELLE AGENTE DE NEGOCIACIÓN
109K Active Customers
invertironline
IOL Academy
31K 2021 Participants
BYMA 5th Equity
SUPERVIELLE ASSET MANAGEMENT
$73.7MM
2.1% Share
20th of 53
AUM-FCI
HEALTH & WELLBEING SERVICES
Cordial
• Multi-peril insurance coverage
329K Services Stock
RETAIL & LEISURE
Tienda SUPERVIELLE
• Tourism
• Home appliances
• Marketplace
13.5K 2021 Sales

Notes: (1) Loans and Deposits Market share: Banco Supervielle Market Share among Argentine Private banks; and (2) Insurance Market share among the insurance lines we underwrite as of the last twelve months as of September 2021, which is the latest information available as of the date of this annual report.

Financial Services

We own the eighth largest Argentine private bank in terms of loans. Through the Bank, we serve 1.4 million individual customers, around 22,000 small businesses, 1,800 SMEs and 2,500 corporates, and we maintain a competitive leading position in certain strategic segments.

According to calculations based on Central Bank and other third-party information, our share for the following products is as follows:

●	personal loans (advanced by the Argentine financial system): our market share as of December 31, 2021 was 4.3%, compared to a 4.5% market share as of December 31, 2020;
●	leasing (made by the Argentine private banks): a 14.2% market share as of December 31, 2021, compared to a market share of 11.4% as of December 31, 2020; and
●	Our factoring market share of the Argentine private financial system as of December 31, 2021 was 8.7%, compared to a 10.8% market share as of December 31, 2020.

Additionally, based on the latest information published by ANSES, we made 9.8% of all social security payments to senior citizens in Argentina as of December 2021, compared to 10.4% as of December 31, 2020.

Through the Bank, we maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

We have a leading position in both the Provinces of Mendoza and San Luis, in which we had 202,000 and 196,000 active customers as of December 31, 2021, respectively. According to calculations based on Central Bank information, as of December 31, 2021 in these provinces we had a market share of loans to private sector of 21.0% and 49.4%, respectively, and a market share of deposits from private sector of 9.4% and 45.8% respectively.

Moreover, we are advancing on our omnichannel strategy and starting with a hybrid model including virtual hubs to expand our footprint and offer banking services anywhere and anytime. This model combines the efficiencies of a virtual hub with the strength of face-to-face interactions. As of the date of this annual report, we have implemented three virtual hubs offering an improved customer experience, and we are working towards implementing this model into other regions and segments.

We also made significant progress on our branch transformation, implementing a new service model and updating our network. In 2021, we udpated and expanded our services to SMEs and multi-segment businesses in 16 branches which offered services only to senior citizens. In addition, we increased the availability of our services to 24 hours in 40% of our total branches enabling extended banking hours. In 2021, the total number of our currency in-person transactions declined from 9% to 4% of total transations in 2020. We expect to continue working towards expanding our digital footprint and increasing customer acquisition through virtual hubs and transformed branches.

As of December 31, 2021, the Bank’s retail digitized customers increased 32% to 542,000 customers, from 377,000 customers as of December 31, 2020. During 2021, the Bank added 53,000 new retail customers, of which more than 80% are digital customers.

As of December 31, 2021, the Bank inreased the share of personal loans granted through digital and automatic channels to 40% of the total personal loans, from 35% as of December 31, 2020. As of December 31, 2021, asset management retail customers increased by 81% to 7,852 from 4,347 asset management retail customers in 2020, and assets under our management increased by 121% to Ps.2.3 billion from Ps. 1.0 billion assets in 2020.

During 2021, we also expanded the SMEs and middle market customers by nearly 4% compared to 2020. Moreover, over 20% of our sales to SMEs were digital as a result of the implementation of a digital onboarding process in 2021. As of December 31, 2021, we also increased our share of total system customers by over 17 basis points to 5.03% of total customers in 2021 from 4.86% in 2020, regaining our leading market position in leasing and posted share increases across payroll services, sight deposits and assets. As of December 31, 2021, the share of online and automatic monetary transactions increased to almost 90% of total transactions from 82% in 2020. During 2021, we also increased our share of wallet of corporate customers, as we more than doubled the number of monthly collections and payment transactions and experienced sustained growth in e-check volumes, which enabled us to rank 6th in this segment among all the financial institutions in Argentina.

In 2021, we continued making new partnerships. The Bank and SIDOM, a digital platform for foreign trade management, jointly launched SIDOM Pay, a digital platform which serves to automate the administrative and financial processes of import and export companies when generating customs duty payments and reduce costs. We expect that this platform will make management systems more dynamic, improve cash flows and provide greater digitization.

We also made significant progress transforming IUDÚ’s business from a model that offered personal loans and credit cards on-site in Chango Más (formerly, Walmart Argentina) stores to a completely digital financial services model that is starting to take retail deposits to lower cost of funds and offering a growing range of financial services to a broader lower-risk customer base, leveraging its position as a regulated financial entity. During 2021 we continued to launch new products. In the fourth quarter of 2021, we launched the retail digital savings account with the aim of increasing customer engagement and attracting lower cost of funding for this business.

Our Consumer Finance business segment has been renamed since January 2022 as IUDÚ Digital Financial Services segment.

Insurance

The insurance business is continuously adapting its products to the needs of our customers. We have access to customers through our distribution networks and aim to further develop our bancassurance distribution model by expanding the variety of insurance products offered.

In 2021, through a commercial partnership with the insurtech company 123 Seguros we integrated the insurance platform of 123 Seguros into our online banking, which allows us to offer digital car insurance products through the Bank’s online banking, and our insurance business segment completed the building of its datawarehouse which was integrated into the Bank’s data system in order to create predictive models.

As of December 31, 2021, we have issued Ps.3.3 billion in gross written premiums reaching as of December 31, 2021, 1.8% market share among the insurance lines we underwrite.

Investments & Savings solutions

We offer investments and savings solutions to our customers through a wide range of products. Through Supervielle Asset Management, we have 15 mutual funds designed to meet customers’ particular investment objectives and risk profiles. As of December 31, 2021, monthly average assets under management accounted for Ps.73.7 billion, which represents a real increase of 25.7% compared to monthly average assets under management as of December 31, 2020.

IOL invertironline ranked fifth in the ByMA exchange ranking on Equity, CEDEARs (Certificado de Depósito Argentinos) with a 5.8% market share and fourth in options trading. As of December 31, 2021, we had 109,161 customers through IOL invertironline, which represents an increase of 36% compared to 2020. Additionally, we contribute to improve financial education with around 23,000 participants attending financial courses education offered by IOL invertironline in 2021.

Payments

In June 2020, we launched IUDÚ Pago, a payment facilitator app through which companies and individuals with commercial activity are offered the possibility of charging with debit and credit cards, through MPOS and payment link. The value proposition is currently integrated with virtual wallet products, such as “Sube” charging, Prepaid Card (to make subscriptions, extraction and purchases) and cell phone recharge. In 2021, IUDÚ Pago was renamed as Boldi.

In 2020, we joined Play Digital S.A. (“Modo”), the systemic payment solution for banks in Argentina, as shareholder, with the aim of expanding the offer of financial services to our clients throughout the country, integrating technologies that facilitate the use of our applications on mobile devices, allowing them to operate in the digital market for payments and transfers through a systemic solution of the highest quality standard. In 2021, we integrated Modo into our Supervielle App, an online banking platform, our Supervielle Jubilados App, which serves to provide services to senior citizens, such as information on check payments and payment receipts, and cash withdrawals, and the IUDÚ digital app.

Mobility-Cars

The acquisition of deautos.com platform in 2019 allowed us to create an innovative and disruptive business model in the online car market powered by our existing MILA’s relationship with agencies and dealers, providing a new car digital platform experience for users, integrating and simplifying the financial offer, insurance and services. As of December 31, 2021 we have granted 14,000 auto loans.

In December 2021, we signed an agreement to finance the operation of KAVAK, a digital platform for the sale of used cars, in order to promote its growth in Argentina. As a result of this financing, KAVAK will provide a wide range of financial and non-financial services to its customers and its customers will receive exclusive benefits.

Housing

We offered housing solutions to our customers, through different value propositions, such as rent guarantees. As of December 31, 2021, we ranked the fifth largest private bank in terms of mortgages. These UVA (as defined below) mortgages were granted between 2016 and 2018.

Non financial services and products: Retail and Leisure, and Medical plans

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact though our brands Cordial and Tienda Supervielle marketplace which was used to sell home appliances, technology, home and furniture, sport products, wellness and beauty, and tourism among others. During 2021, we sold more than 14,000 retail and leisure products, and as of December 31, 2021, we had 125,000 active medical plans.

Our Vision and Strategy

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. We believe the Argentine market has significant underused financial infrastructure in the form of checking and savings accounts and adequate mobile and internet penetration levels, which  helps create growth opportunities. We believe we are well positioned to capture these growth opportunities due to our digital transformation, our focus on a differentiated customer experience, our evolving branch model and online platforms and our product offerings.

The industries in which we operate have been affected by the economic conditions in Argentina over the last several years, which was negatively impacted by the COVID-19 pandemic. Argentina’s GDP grew by 10.3% in 2021, mainly due to the mitigation of the impact of the COVID-19 pandemic on the Argentine economy as a result of the implementation of vaccination programs, which enabled the lifting of certain restrictions that had been enforced in Argentina until the end of 2020, as well as due to the increase in commodity prices, which resulted in an increase in U.S. dollar exports. As of December 31, 2021 Loan to GDP penetration decreased to 8.3% from 9.9% in 2020 and industry loan demand decreased to historical records. While the government is working to stabilize the Argentine economy, the financial sector in Argentina will continue to face considerable macroeconomic and regulatory challenges that we expect will go beyond 2022. Concurrently, the COVID-19 pandemic has changed how people conduct their personal and business relations through digital means and remote working. In order to adapt to these changes and the evolving environment in which we operate, we have accelerated our transformation to anticipate our clients’ new needs by offering them  banking services that combines the use of technology with our in-person and digital staff assistance.

In this context, we reaffirm our focus on long-term value creation and are advancing on our six strategic pillars to drive our return on equity, which are:

●	Enhance the Customer Experience
●	Accelerate Client Acquisition
●	Expand Digital Adoption
●	Continue to Capture Operating Efficiencies
●	Lower Cost of Funding
●	Maintain Healthy Asset Quality

Our digital strategy is designed to respond to our clients’ demand and is based on the following five principles:

1.	Transform the Core to Drive Customer Experience. We are transforming our core businesses across our subsidiaries to offer a full digital customer experience while increasing agility and driving efficiencies. This includes implementing updated IT systems by adding APIs, and transitioning to a data driven enterprise and to a hybrid multi cloud.

The Bank is implementing our IT strategy by adding APIs to accelerate digital development and time to market, and transitioning to a data driven enterprise and to a hybrid multi cloud. In addition, our branch network is transforming using best in class technologies to facilitate self-service banking, expand our services to SMEs and increase the availability of our banking services. Moreover, we are moving towards a hybrid workplace model by optimizing our real estate infrastructure and providing work flexibility to our employees.

In relation to IUDÚ, we are converting its traditional consumer finance model into a full digital financial services offering.

2.	Develop Digital Attackers. We are also developing digital attackers to expand our offering and build a broad range of digital banking, investment products, insurance and wellness services in Argentina, while diversifying our sources of revenue outside Argentina.

The launch of the IUDÚ platform was the first step to transform our consumer finance subsidiary from a business model that offered personal loans and credit cards on-site in Chango Más (formerly, Walmart Argentina) stores to a completely digital financial services model that is taking retail deposits to lower cost of funds and offering a growing range of financial services to a broader lower-risk customer base, leveraging its position as a regulated financial entity.

Through IOL invertironline, during the last years we have consolidated our leading position as an online retail broker. We seek to enable our customers to increase their savings by investing in a wide range of financial products through this simple and intuitive platform. We expect to continue to develop this business and to improve the services we provide to our customers through this platform. We also expect to offer U.S. investment products in selected countries in Latin America, except for Brazil, through mobile apps and online platforms. In addition, IOL Agente de Valores S.A., our subsidiary in Uruguay, has submitted a request for approval from the Central Bank of Uruguay to operate as a securities broker, which approval is pending to be authorized as of the date of this annual report.

We also expect to offer wellbeing and health services in B2C or B2B2C formats in certain countries in Lating America, except for Brazil.

3.	Develop Digital Businesses Based on Artifitial Intelligence. We are developing our digital businesses by using artificial intelligence in order to respond to our customers’ needs.
4.	Partnerships. We are focused on creating incremental business opportunities, through strategic alliances with fintechs and insurtechs to enhance our ecosystem. In 2021, we added two new alliances: through SIDOM and the launch of SIDOM Pay, a digital platform for foreign trade management, and the entering into an agreement to provide financing to KAVAK to increase our business growth in Argentina.
5.	Build an Ecosystem. We are building an ecosystem focused on our customers’ banking and wellness needs, integrating our service offerings, adding partnerships, and improving customer experience. At the same time, we are creating synergies among our different verticals, increasing customer loyalty and pursuing cross selling initiatives. We currently serve more than 2 million customers through this ecosystem.

Sustainability

At Grupo Supervielle we are committed to our employees, customers and communities to achieve a sustainable growth while protecting the environment and acting with social responsibility. We integrate the sustainability strategy to our business model and promote a responsible culture among our employees. We report on our non-financial performance in a clear and transparent way, in connection with environmental, social and corporate governance (ESG) factors.

In 2021, we continued to work on reducing our green house emissions and we offset 20% of our carbon footprint in 2020 by restoring native forests. With respect to our social initiatives, we launched a comprehensive program to promote a diverse and inclusive work environment. With respect to our corporate governance policies, we continue to be part of the ByMA Sustainability Index for the fourth consecutive year as a leading organization in environmental, social, sustainable development and corporate governance matters. Additionally, we will start disclosing additional metrics in our 2021 Sustainability Report in order to strengthen our commitment to ESG, in accordance with the criteria defined by the Sustainability Accounting Standards Board (SASB). This disclosure will expand our current reporting under Global Reporting Initiative to integrate our ESG objectives in our strategies.

The following are additional commitments of the Group in terms of sustainability:

●	Customers

We extended the use of financial products and services (financial inclusion) to those who already have an account with Grupo Supervielle, facilitating the adoption of new digital tools and promoting financial education.

●	Employees

We create opportunities to promote employees’ growth and potential, and foster a diverse and inclusive work culture that values individuals for who they are and what they contribute.

●	Diversity

We are designing our diversity strategy by creating a diversity, equity and inclusion forum and developing an action plan to continue promoting diversity within our organizations.

●	Community

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

•	Respect of the Principle of Legality

We regularly review the degree of compliance with applicable laws and regulations and we take the actions required to correct deviations.

Business Segments

We conduct our operations through the following business segments:

●	Personal & Business Banking;
●	Corporate Banking;
●	Bank Treasury;
●	Consumer Finance;
●	Insurance; and
●	Asset Management and Other Services.

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2021
			Net (Loss) /
Segment	Net Revenue	Percentage	Income

	(in thousands of Pesos)
Personal & Business Banking	23,101.1	38.3%	(6,959.7)
Corporate Banking	7,229.0	12.0%	1,005.3
Bank Treasury	18,840.9	31.2%	6,951.3
Consumer Finance	5,728.6	9.5%	(3,136.5)
Insurance	2,551.3	4.2%	539.9
Asset Management and Other Services	2,935.2	4.9%	428.4
Total Allocated to Segments	60,386.1	100.0%	(1,171.3)
Adjustments(1)	67.2		(563.2)
Total Consolidated	60,453.3	100.0%	(1,734.5)
(1)

Includes financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements, the net interest income received from the investment of liquidity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2021.

	As of December 31, 2021
	Personal					Asset
	and					Management
	Business	Corporate	Bank	Consumer		and Other		Consolidated
	Banking	Banking	Treasury	Finance	Insurance	Services	Adjustments(1)	Total

	(in thousands of Pesos)
Assets
Cash and due from banks	12,111,141	552,152	18,723,092	732,108	4,220	262,026	189,378	32,574,118
Debt Securities at fair value through profit or loss	—	—	18,941,469	813,930	—	2,286	—	19,757,685
Loans and other financings	76,316,258	62,161,494	10,363,027	11,202,166	864,345	101,688	(5,534,649)	155,474,329
Other assets (2)	6,609,578	3,447,294	139,986,345	5,140,206	2,329,922	1,459,417	23,624,149	182,596,910
Total Assets	95,036,977	66,160,940	188,013,933	17,888,410	3,198,487	1,825,418	18,278,878	390,403,042
(1)	Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.
(2)	Other Assets at the Bank Treasury segment includes Ps.57.4 billion of securities issued by the Central Bank, Ps.42.8 billion of Repo Transactions with the Central Bank and Ps.21.8 billion of Government Securities.

The following table sets forth the breakdown of our customers as of December 31, 2021 and 2020.

	Customers
	As of December 31,
	2021	2020
Personal & Business Banking	1,446,671	1,393,971
Individuals	1,422,995	1,371,106
Entrepreneurs	21,856	20,854
SMEs	1,820	2,011
Corporate Banking	2,502	2,304
Consumer Finance (IUDÚ+ MILA)	403,571	410,580
IOL invertironline	109,161	80,024
Total	1,961,905	1,886,879

Personal & Business Banking Segment

Our Personal and Business Banking segment offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plans (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and benefit payments for senior citizens. In 2021, we continued to offer these financial products and services to satisfy our customers’ needs.

During 2021, we focused on developing and strengthening automatic self-service channels to promote digital transformation by operating cash dispensers with biometric identification systems which require no card or password, among other means. As a result, during 2021 more than 300,000 customers had used our dispensers to withdraw their pension payments

Based on the assessment of their distinctive features, their needs and specific requirements, our customers are grouped in four strategic groups which are further described below: (i) SMEs customers, which comprise individuals engaged in commercial activities, and small and medium sized companies with revenues lower than Ps.3 billion per year, (ii) Identité customers, which comprise high networth individuals belonging to serial ABC1 segments, (iii) mass affluent, which comprise individual customers who do not perform any commercial activities and are not included in the Identité segment, and (iv) senior citizens customers, which comprise senior citizens who are paid pension benefits through accounts held in the Bank.

Personal & Business Banking Segment – Retail Customers

●	Mass Affluent customers. To accelerate the growth of our customer portfolio, the customer acquisition strategy continued to work on the digital onboarding platform. In 2021, we increased our mass affluent customers by 32% compared to 2020. We launched a minimum viable product (“MVP”) of our “Transferí tus ingresos” advertising campaign, which aims to increase the number of our payroll customers, as an alternative to Plan Sueldo (which is explained below), with the aim of increasing sight deposits.
●	Identité customers (High Net Worth Customers). We offer exclusive services to our high net worth customers. During 2021, we created alliances with ABC1 schools, synergies with SMEs and a referral program focused on digital self-service. We also increased our Identité customer base by 35% compared to 2020, with 57% of total new customers acquired through digital channels.
●	Senior Citizens. Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the Argentine government pursuant to an agreement with ANSES. We believe the Bank remains the private bank with the largest presence in this segment, with 853,000 ANSES benefits paid in 2021, including pensions.

In 2021, we carried out actions to respond to our retail customers’ needs as a result of the COVID-19 pandemic. We continued to provide training to our customers in relation to the use of debit cards through our website, brochures and digital communications. In addition, we offered new services through our Supervielle Jubilados App in order to provide access to digital tools by our senior customers and reduce the volume of their face-to-face transactions. As of the date of this annual report, our Supervielle Jubilados App allows customers to provide proof of life through facial recognition without having to go to a branch, check their pension collection date, download their payment slip, check their account movements, transfer money to other accounts, pay with a quick response (“QR”) code, and solve any issue through a live chat which is available 24 hours. As of December 31, 2021, approximately 170,000 customers had download our Supervielle Jubilados App.

Personal & Business Banking Segment – Entrepreneurs and SMEs

●	SMEs customers. During 2021, we offered comprehensive value proposals and created policies and tools for early customer rating. We also improved our digital channels by implementing end-to-end digital onboarding for individual customers. In addition, for digital onboarding we leveraged on value propositions and exclusive credit lines, in synergy with sub-segments and partnership with B2B companies. Additionally, we placed credit lines to support SMEs in accordance with the principles set forth by the Central Bank. We continued to focus on generation of customers with a high cross-sell rate, in an attempt to become their strategic partner and principal bank for their payments, including payroll payments and collections.
●	Strategic subsegments. During 2021, we continued to work on the value proposition for our Education subsegment, focused on private schools, with a specific offer together with the partners of the digital ecosystem, Franchise, Transportation, and Health
◾	Education: During 2021, we re-launched our education sub-segment, resulting in an increased number of customers in this sub-segment.
◾	Franchise: With the support of the Argentine Brand and Franchise Association (Asociación de Marcas y Franquicias), we offered financings with minimum requirements to more than 40 brands.
◾	Transportation: Transportation was the subsegment with the highest number of new customers generated during 2021. This subsegment reduced its response times to customers to a maximum of 72 hours.
◾	Health: We improved the business proposition of this subsegment by partnering with Bionexo, the main health marketplace.

Products offered:

●	Loans. The bank offers personal, car loans, mortgage loans, overdrafts, salary advances and guarantees for tenants. In 2021, we strengthened sales tools and channels and launched new financing lines in order to increase our loan origination. In addition, we continued improving the offer of self-service personal loans through ATMs and cash dispensers with biometrical identification.
●	Deposits. In 2021, the Argentine Central Bank established minimum interest rates for time deposits made by individuals and companies. As of December 31, 2021, the number of our transactions made through digital channels increased by 18% and 90% of our time deposits were made through digital channels. As of December 31, 2021, total deposits from the Personal and Banking segment amounted to Ps.138.7 billion and retail customers deposits denominated in Pesos represented 33% of total deposits denominated in Pesos.
●	Plan Sueldo. We continued with the process of transformation in product operations, aiming at achieving high efficiency standards in onboarding, cross-sell and customer profitability. During 2021, employees who received their salaries through accounts in the Bank were able to manage such salaries through our online banking systems without having to go to a branch.
●	Insurance. We launched new products that provide better opportunities for customers, for example, our bicycle insurance products. In 2021, 30% of our total insurance sales was made digitally. As of December 31, 2021, we continued to offer guarantees for tenants, where 56% of sales were made through the digital channel. We improved the processes for the filing of forms on our website, which increased the agility in operations. In 2021, 1,000 auto insurance policies were sold, 68% of which transpired through the digital channel.

Corporate Banking Segment

During 2021, the Bank offered a full range of products, services and financing options, including factoring, leasing, foreign trade finance and cash management, to companies and large corporations with annual revenues exceeding Ps.3.0 billion, through its corporate banking segment.

Our customer service model includes providing specialized services relating to leasing, cash management, foreign trade, Plan Sueldo, insurance and investments, and is aimed at meeting the daily operational and transactional needs of the companies through customized instruments and services.

The customer service model is formed in turn by three commercial managements:

(1)	AMBA Corporate Banking which deals with companies operating in the city of Buenos Aires and the Greater Buenos Aires area.
(2)	Interior (Provinces) Corporate Banking which deals with the commercial relations in the Provinces of Mendoza, Córdoba, Tucumán, San Juan, Neuquén and Santa Fé.
(3)	Mutual Guarantee Companies “MGC” Division which operates at the headquarters in the City of Buenos Aires.
(4)	Products and Services, which operates from the headquarters in the City of Buenos Aires and provides services to companies located both in the Greater Buenos Aires area and in the interior of the country.

As of December 31, 2021, the Corporate Banking segment had Ps.62.2 billion of outstanding loans and other financings, and contributed almost 12% of our net operating revenues before adjustments.

We strongly believe that providing high quality customer services is one of the main drivers for generation of new businesses and support of our business relations. In 2021, the focus was also placed on risk management, using Risk Adjusted Return (“RAROC”) tools in order to strike a balance between profitability and portfolio quality ratios.

Wine Division: During 2021, Banco Supervielle’s wine division maintained its position as a benchmark in the wine industry by remaining the only Argentine bank with a specialized team to serve the wine sector. The wine division provides customized products and services to customers across the industry.

Mutual Guarantee Societies (MGS): The guarantee system is composed of 55 entities, including mutual guarantee societies and official guarantee funds. The strategy of our MGS division is to continue operating with the main entities with which it has operated during the past years and to start operating with new entities. As of December 31, 2021, the number of entities with which the Bank operated was approximately 60% of the total entities in the Argentine banking system, compared to 53% in 2020. The Bank also maintained its leading position in the sector and, as a result, was recognized as the “MGS’s Bank” by the Argentine Chamber of Guarantee Societies and Funds (Cámara Argentina de Sociedades y Fondos de Garantías) and by the authority that supervises the Argentine banking system.

Products offered to Corporate Customers:

●	Loans: We offered new modalities of loans to meet the needs of our corporate customers, which helped us enhance our services such as invoice discounting, e-checks, overdrafts and loans.
●	Leasing: With a focus on financing capital goods for SMEs, the financial leasing, operational leasing and sale & lease back products continue being offered through the bank’s branches and business centers under a specialized service model that provides advice and enhances the use of this financing tool that has tax benefits. During 2021, we entered into 507 agreements and achieved a significant improvement in our market share and maintained our leading position. The placements were mainly for companies in the transportation and logistics, and industrial industries.
●	Foreign Trade: In 2021, we increased the volume of transactions as a result of our commercial actions related to clusters built with differentiated pricing in foreign exchange and the support of service indicators. We launched a system for import duties together with SIDOM through the SIDOM Pay product, which constituted a disruptive event in the market in which we operate. In addition, the Bank continues to be the only bank in the Argentine financial system to operate in the international factoring market through FCI (formerly, Factor Chain International).
●	Payments: During 2021, our Modo app had 117,000 users, above our expected levels, which allowed the Bank to improve its position in the payment methods industry. In relation to our debit card services, there was an increase in consumption driven, in part, by a migration of benefits from credit cards to debit cards. In addition, we expanded our presence in supermarkets by adding offers for subsidized low income customer and promoted the development of self-service functionalities in digital channels.
●	Cash Management: Our cash products were part of the Bank's transformation, which allowed us to reorganize our offer, focusing on funding products and providing offers with differentiated value propositions for the management of collections and payments to different customers in an agile and dynamic manner. During 2021, we consolidated our migration to digital and self-service channels and strengthened our business and technology teams in order to generate new digital products and improve our user experience. In terms of collections, our Cobranza Ágil Supervielle was improved by new self-service terminals that were installed throughout our service branch network.

Omnichannel Service Model

Another major milestone of the digital transformation we are undergoing is related to the new capabilities of acquiring customers through the Onboarding digital channel. We closed the year with some 45,000 new registrations, of which 18,000 were credit customers who purchased a credit card package, and 7,000 of these were Identité segment customers. Onboarding now accounts for 45% of all new registrations in our Personal Banking and Identité segments. A significant fact that shows how we are facing the challenge of traditional (physical) customer acquisition channels is the additional capacity to acquire customers through digital channels in territories without physical branches. The last year's new customer acquisitions showed that 10% of our new customers came from these territories.

●	Digital Banking – Personal: In 2021, there was an increase in new customers through this channel compared to 2020. We also launched the new online banking individuals, enhancing the functionalities and customer experience of personal banking. We also added a chat functionality to the platform.

●	Mobile: In 2021, the number of our new customers using our digital mobile channels improved by 36% to 315,000 compared to 231,000 in 2020. At the same time, we launched a new mobile app, which has better functionalities and an improved experience in transfers, payments, cards and loans, among other. We reached 21,000 new users with biometric registration, which is the preferred registration channel by our users.
●	Branches: During 2021, we opened 21 new lobbies which are available 24 hours. We also created 13 new “Espacios PyME” at our branch offices, which resulted in 95% of cash withdrawals made through bank terminals. We also implemented the Virtual Individual HUB in San Luis through a MVP, which resulted in 1,300 individual customers being assisted through video calls and a net promoter score, which measures customer experience and predicts business growth, of over 80%.

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

Correspondent Banking

During 2021, commercial relations were maintained with foreign banks related to the management of correspondent accounts, the financing of foreign trade transactions and the operation of guarantees and letters of credit.

Public Sector and Intermediaries

The Bank has maintained a presence in the Province of San Luis for almost 25 years, acting as exclusive paying agent for the government of the Province of San Luis to provide financial agency and tax collection services to the Province of San Luis and for all the municipalities in the Province of San Luis and serving as payor bank for provincial and municipal government employees. On January 17, 2017, the Province of San Luis notified the Bank of its decision to exercise its right to terminate the financial agency agreement, effective as of February 28, 2017. Since February 2017, the Bank has continued to provide financial services to the Provincial government of the Province of San Luis and its employees despite the termination of the financial agency agreement. On June 7, 2018, the Province of San Luis ratified an agreement signed with the Bank for a term of 12 months formalizing its role as exclusive paying agent which the Bank has continued to provide since the termination of the financial agency agreement with the Province of San Luis in February 2017. This agreement is currently in place until May 3, 2022, or until the Province of San Luis names a new financial agent.

Also, on May 23, 2018, the Municipality of the city of San Luis appointed the Bank as financial agent for a term of 2 years, agreement which was renewed in May 2020 for 2 additional years.

The Bank has a private sector business franchise in the Province of San Luis and provides full banking services to individual consumers and SMEs and middle-market companies. Further, the Bank provides its corporate customers in the Province of San Luis with a wide range of financial services.

As of December 31, 2021, the Bank’s exposure in the Province of San Luis was as follows:

As of December 31, 2021
(in million of Pesos, except for ratios and operating data)
Loans
Banco Supervielle Total Loan Portfolio	145,657
Payroll loan to the Province of San Luis employees	3,352
Payroll loans to the Province of San Luis employees / Banco Supervielle Total Loan Portfolio	2.3%
Loans to the provincial government	—
Deposits
Consolidated Total Deposits	282,269
Deposits made by the Government of the Province of San Luis	1,033
Deposits made by the Government of the Province of San Luis / Consolidated Total Deposits	0.4%
Deposits made by the municipalities of San Luis and other public entities	4,985
Net Revenue
Related Net Revenue / Banco Supervielle’s Consolidated Net Revenue	3.1%
Operating Data
Employees	226
Branches	20
Senior Citizen Service Center	3
ATM’s & Self Service Terminals	149

Of the Bank’s approximately 196,000 customers in San Luis, it offers payroll services to about 30,800 employees that were covered by the services provided under the financial agency agreement.

The Bank expects to continue acting as financial agent for the Province of San Luis until May 3, 2022 or until the Province of San Luis appoints a new financial agent. If the Bank is replaced in such a role by another entity, it could have a negative impact on the Bank’s business in the Province of San Luis, including on the recovery rate of loans granted to employees of the provincial government, and may require us to negotiate the assignment of branches, employees and loans with the new financial agent.

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

During 2021, we placed a total of 17 negotiable obligations and 6 financial trusts to SMEs and continued to consolidate our position as a benchmark in the placement of secured and unsecured financial instruments for SMEs.

Consumer Finance Segment

The consumer financing business was renamed IUDÚ Digital Financial Services in January 2022 and is carried out mainly through IUDÚ. The shareholders of IUDÚ are Banco Supervielle S.A. and Grupo Supervielle. During 2021, IUDÚ launched new services and products through the IUDÚ digital app, which is available at Google Play and App Store. This app enables its users to create a digital account using a uniform banking key (“CBU”) and have access to a virtual VISA debit card, apply for personal loans and credit cards, make financial transactions, open interest bearing savings accounts, and make payments using QR codes. We expect to continue to develop this app during 2022 to offer new products and promote financial education among its users. During 2021, we maintained IUDÚ’s strategic alliances in the retail sector, mainly through our agreement with Grupo de Narváez, pursuant to which

IUDÚ holds exclusive rights to promote and sell financial and credit products in Chango Más (formerly, Walmart Argentina) stores, and we were among the largest private issuers of Mastercard credit cards.

During 2021 we marketed the following products through our consumer finance segment: (i) open credit cards, which may be used for purchases in stores which accept Mastercards and may be obtained online through the IUDÚ digital app, and at the Chango Más (formerly, Walmart Argentina) stores and any of the Tarjeta’s offices; (ii) personal loans at fixed interest rates; (iii) consumer loans for the purchase of specific products; (iv) car loans, which are marketed through MILA; (v) insurance, including personal accidents, protected bags, unemployment, and pets insurance policies; (vi) interest bearing digital accounts; and (vii) virtual VISA debit cards for online payments which may be linked to e-wallets.

Cordial Servicios and MILA have been integrated into our consumer finance segment since August 2018. During 2021, Cordial Servicios continued to operate onsite through our branches located in Argentina selling home appliances, health care plans, security plans, prepaid services and tourism plans, and through our telephone channels selling prepaid health care services. As of December 31, 2021, we sold 14,085 home appliances and approximately 125,000 service plans through Cordial Servicios. During 2021, MILA originated 5,540 car loans, representing an increase of 118% in number of car loans originated and an increase of 143% in principal amount of car loans originated compared to 2020. This increase was mainly attributable to the increase in the new and second hand car sales in Argentina. During 2021, a total of 381,777 new cars were sold in Argentina, a 18% increase compared to 2020.

Insurance Segment

Our insurance business is operated by our subsidiaries Supervielle Seguros and Supervielle Productores Asesores de Seguros. Supervielle Seguros offers insurance products, including personal accidents, protected bags, life, home, medical, pets, bicycles, multi-peril and protected technology insurance policies. These policies are offered through the online networks of Banco Supervielle S.A. and IUDÚ.

During 2021, our insurance segment launched a digital car insurance product, which is offered to individuals through our online banking platforms. We expect that we will develope a bancassurance distribution model through our insurance segment using product reengineering and expanding the products offered by Supervielle Seguros and Supervielle Productores Asesores de Seguros. During 2021, Supervielle Seguros consolidated its offers in the following products:

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

Life Insurance. Supervielle Seguros markets its life insurance products to the Bank’s senior citizen customers and sells its products through its own sales force that works within the Bank’s branch network. The basic life insurance product includes coverage for death, and customers can add varying degrees of coverage for accidents, serious and terminal illnesses and transplants.

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

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2021.

Gross written premiums by product

(in millions of Pesos)

	4th quarter	3rd quarter	2nd quarter	1st quarter
	2021	2021	2021	2021
Life insurance and total permanent disability insurance for debit balances	0.3	1.0	0.3	0.1
Mortgage Insurance	50.9	56.7	33.8	50.6
Personal Accident Insurance	34.5	36.5	37.5	38.5
Protected Bag Insurance	79.1	102.3	125.9	101.4
Broken Bones	20.8	22.4	24.8	23.5
Others	8.7	20.4	18.6	17.1
Home Insurance	105.5	125.3	109.9	118.5
Technology Insurance	46.3	62.8	43.4	40.1
ATM Insurance	27.2	32.1	34.1	27.8
Life Insurance	413.5	421.2	415.5	410.5
Total	786.8	880.7	843.8	828.1

Asset Management and Other Services segment

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

SAM

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its “Premier” funds family. As of December 31, 2021, assets under management reached Ps.73.7 billion increasing 25.7% in real terms from December 2020. As of December 31, 2021, SAM had approximately 9,614 customers.

The Premier funds family comprises a money market fund (Premier Renta Corto Plazo en Pesos), two short term fixed income funds in Pesos (Premier Renta Plus and Premier Renta Fija Ahorro), six fixed income and mixed income funds in Pesos (Premier Renta Fija Crecimiento, Premier Capital, Premier Commodities, Premier Inversión, Premier Balanceado and Premier Renta Mixta), two fixed income funds in U.S. dollars (Premier Renta Mixta en Dólares and Premier Performance), a variable income fund (Premier Renta Variable), an investment fund in SME assets (Premier FCI Abierto PyMEs), a fixed income LatAm fund (Premier Global Dólares) and a close fund (Adblick Ganadería). As of December 31, 2021, (i) the money market fund increased 87% compared to 202, mainly due to the investments of corporate and institutional customers, representing 73% of the assets under management in December 2021, and (ii) the short term fixed income funds in Pesos increased 370%, and represented 12% at the close of 2021 as compared to 5% in 2020. As of December 31, 2021, the money market fund and the short term fixed income funds in Pesos represented approximately 85% of the total assets under our management.

These Premier funds family are offered to the public online. As of December 31, 2021, 97% of the Premier funds family transactions that were carried out by individuals and 57% of the Premier funds family transactions that were carried out by corporate customers were made online.

IOL invertironline

IOL invertironline (formerly, invertironline.com) is a digital online broker that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

During 2021, we focused on offering consultancy services through digital platforms. We opened approximately 10,000 new accounts and generated approximately 420,000 transactions on monthly average, reaching a total of 324,000 accounts as of December 31, 2021, which resulted in an increase in the number of our customers from approximately 80,000 customers as of December 31, 2020 to approximately 110,000 customers as of December 31, 2021. Since IOL invertironline is integrated into the Bank’s online platform, the Bank’s customers have access to the services we offer through IOL invertironline. IOL invertironline continues to rank as one of the top companies in the ByMA in terms of trade volume.

During 2021, we renamed this company as IOL invertironline, and renewed its corporate logo and its website. In 2021, we also launched the school of brokers, which enable students to sit for an exam before the CNV and start a career as a broker.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the Argentine government. The City of Buenos Aires has a population of 2.9 million (approximately 7% of Argentina’s overall population) as of December 31, 2021 and is the richest city of Argentina. As of December 31, 2021, the unemployment rate in the City of Buenos Aires was 4.6%. In terms of the banking sector, there are 813 bank branches (out of a total of 4,584 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. The Province of Buenos Aires had a population of approximately 15.6 million (approximately 39% of Argentina’s overall population) as of December 31, 2021 and concentrates a high portion of the agricultural activity. As of December 31, 2021, the unemployment rate in the Province of Buenos Aires increased to 8.2%. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,488 bank branches (out of a total of 4,584) bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Mendoza has a population of approximately 1.7 million (approximately 4.3% of Argentina’s overall population) as of September 30, 2021. As of December 31, 2021, the unemployment rate in Mendoza increased to 6.8%. In terms of the banking sector, there are 174 bank branches (out of a total of 4,584 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. The primary industries in the Province of San Luis are agricultural production and tourism. As of December 31, 2021, the unemployment rate in the Province of San Luis was 4.0%. In terms of the banking sector, there are 47 bank branches (out of a total of 4,584 bank branches in Argentina) in the Province of San Luis.

Customer Service Model Evolution

We are accelerating our transformation initiatives across channels to develop our omnichannel model. This includes developing a modern technological architecture, evolving our bank branch model and adding API capabilities to connect with third parties and prepare our business for open banking.

Our physical infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 288 access points, which include 184 bank branches, 79 IUDÚ sales points located at Chango Más (formerly, Walmart Argentina) stores, 20 consumer finance branches of Tarjeta, 5 MILA’s customer support offices, network of 588 car dealers and 450 ATMs, 230 self-service terminals and 298 Supervielle own-experience ATMs with biometric identification and do not require the use of a password or card.

The following table shows the detail of our distribution network:

Distribution Network
As of December 31,
2021
Banco Supervielle S.A. Branches	184
Tarjeta Automática S.A. Branches	20
IUDÚ Sales Points	79
Micro Lending S.A.U.	5
ATMs	450
Self-service Terminals	230
Supervielle own-experience ATMs with biometric identification	298

During 2021, we made significant progress on our branch transformation, implementing a new service model and modernizing our network. We modernized and expanded services to SMEs and multi-segment businesses in 16 branches that until then were exclusively dedicated to senior citizens.

Deposits – General Overview

The following charts set forth the breakdown of our deposits by type of account and customer category as of December 31, 2021.

Our main source of funds is the Bank’s deposit base.

As of December 31, 2021, non- or low-cost demand total deposits (including private and public-sector deposits) represented 33.9% of the Group’s total deposits, 21.4% of which corresponded to savings accounts and 12.5% to checking accounts. As of December 31, 2020, non- or low-cost demand total deposits represented 35% of the Group’s total deposits. As of December 31, 2021, retail customer deposits in Pesos represented 33% of the Group’s total deposits compared to 37% as of December 31, 2020.

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2021:

	Year ended December 31, 2021
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Deposits	289,073.2	76.2%	7,071,745.0	69.8%
Other Liabilities	90,388.8	23.8%	3,062,747.1	30.2%
Total	379,462.0		10,134,492.2

	Year ended December 31, 2021
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Checking accounts	31,626.1	10.9%	1,637,160.1	23.2%
Saving Accounts(1)	156,965.2	54.3%	2,552,478.5	36.1%
Time deposits	78,493.9	27.2%	2,057,487.7	29.1%
Other deposits	21,988.0	7.6%	824,618.8	11.7%
Total	289,073.2		7,071,745.0
(1)	Includes special checking accounts

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2021, we had a loan portfolio of Ps.161.2 billion (equivalent to U.S.$1.6 billion converted to U.S. dollars at the reference exchange rate as of December 31, 2021).

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail segments as of December 31, 2021.

(1)	For information from January 1, 2021 to December 31, 2021, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.1.5 billion, the term “middle-market companies” refers to companies with annual sales over Ps.1.5 billion and below Ps.3 billion and the term “large corporates” refers to companies with annual sales over Ps.3 billion.

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

Interest Rate Terms

We price loans: (i) on both a fixed rate and floating rate basis; (ii) over different terms; and (iii) based upon different rate indices. Our pricing structures are consistent with our interest rate risk management policies and procedures. For more information on these policies and procedures, See “—Loan portfolio - Credit Risk Management.”

Loans to individuals (personal loans, credit card loans, car loans and mortgages) are priced only on a fixed rate basis. UVA Mortgage loans and some UVA car loans principal is adjusted for inflation. Loans to small businesses and SMEs are priced on both a fixed rate and floating rate basis as follows:

●	Fixed rate: promissory notes (checking and invoice discounts, work certificates for government projects and warrants), overdrafts, foreign trade loans, automobile, personal loans and mortgages with adjustable principal, based on inflation.
●	Floating rate: automobile and other secured loans, receivables from financial leases.

●	Both rates: corporate unsecured loans.

Risks

Below we list our loan categories from lowest risk to highest risk in terms of repayment ability and historical default rates:

(1)	Promissory notes (with recourse to the assignor), Warrants - Commodities
(2)	Foreign trade loans
(3)	Mortgage loans
(4)	Receivables from financial leases
(5)	Promissory notes (without recourse to the assignor), Warrants – Others
(6)	Automobile and other secured loans
(7)	Corporate credit cards
(8)	Corporate unsecured loans
(9)	Overdrafts
(10)	Personal loans and credit card loans (from the Personal and Business Banking segment)
(11)	Personal loans and credit card loans (from the Consumer Finance segment)

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

Warrants. Warrants are granted to finance working capital needs for producers or sellers of commodities or non-commodities such as sugar, soy, wheat, corn, sunflower, peanuts, cotton and yerba mate. We take collateral in respect of the warrants for at least 20% to 50% in excess of the value of the products and its liquidity in the event of an execution, depending on the type of product. The most significant risk we face when extending warrant financing relates to the quality and preservation of the underlying assets. To mitigate this risk, we select third-party companies to assess and monitor the value and quality of the underlying products. These third-party companies have been approved by our credit committee.

Foreign Trade Loans

Foreign trade loans are granted to finance exports and imports through pre-financing and financing loans for exports, international factoring and letters of credit for imports.

In the case of pre-financing and financing loans for exports, we analyze the repayment ability of both the borrower and its foreign client. Specifically, we ensure that the credit line that we grant is tailored to the borrower’s historical export levels and projected export levels (based on contracts, purchase orders and other documentation). We generally grant pre-financing and financing loans for exports with terms ranging from 90 to 180 days, depending on the transaction and such loans are solely denominated in U.S. dollars. Interest rates for pre-financing and financing loans for exports depend on the term of the loan and market conditions.

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

Mortgage Loans

During the period between 2016 and 2018, when mortgage loans were originated, the Bank set a fixed interest rate but the remaining capital is adjusted on a monthly basis according to the UVA monthly evolution. Therefore, the loan has index-linked capital payments (the value of the capital and the installment is updated by inflation).

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

Automobile and Other Secured Loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.5,000,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 50% to 75% of the value of the vehicle at the time of sale.

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

Loans to Small Businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.300 million. The Bank’s branches may grant up to Ps.9.3 million of unsecured loans and Ps.18.7 million of factoring transactions, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

Personal Loans and Credit Card Loans (within the Personal and Business Banking segment)

Our Personal and Business Banking segment originates loans based on scoring systems and policies specifically tailored to our Plan Sueldo services, pension and retiree services and general clientele. For a detailed discussion of the Bank’s credit application process, credit monitoring and review process and the risks associated with personal loans and credit card loans. See  “—Credit Policy—Banco Supervielle S.A.”

Retail banking in Argentina is heavily regulated, including with respect to maximum interest rates and fees. See “Item 4.B. Business Overview—Liquidity and Solvency Requirements—Interest Rate and Fee Regulations.” We tailor our policies related to issuing and granting loans and credit to comply with these regulations.

Personal Loans and Credit Card Loans (within the Consumer Finance segment)

The personal and consumer loans offered by IUDÚ and Tarjeta are unsecured products for personal use and are offered to the middle and lower-middle-income sectors. Due to the nature of these products, our pricing structure is high compared to the Argentine financial system.

To mitigate the risks associated with personal and consumer loans, the initial term of any such loan is limited during the first loan, and performing borrowers may receive offers to extend the terms of the loans.

One of the principal sales channels for personal and consumer loans is through telemarketing typically targeting credit card customers or customers that took out a loan previously with IUDÚ, Tarjeta or another company and performed in accordance with the terms of such loan.

The maximum amount of our personal and consumer loans is Ps.10 million, while the average loan as of December 31, 2021 was Ps.91,880. The average term of our personal and consumer loans as of December 31, 2021 was 24 months, with a maximum of 84 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

Loan portfolio - Credit Risk Management

We define credit risk as the risk that arises from losses and/or a decline in the value of our assets as a result of our borrowers or counterparties defaulting on or not complying with their obligations. Credit risk includes any event that may cause a decline in the present value of a loan, but does not necessarily require the counterparty’s default. This risk also encompasses liquidity risk, which exists whenever a financial transaction cannot be completed or generate liquidity in accordance with an agreement. The magnitude of credit risk losses hinges upon two factors:

●	the amount of exposure at the time of the default; and
●	the amounts recovered by the Bank based on the payments received from the borrower and the execution of risk mitigation policies, such as guarantees that may limit losses.

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

Our Board of Directors approves credit risk policies and strategies presented by the Risk Management Committee, in consultation with the Credit team, the Legal Affairs team and the Corporate Banking team, and in accordance with Central Bank regulations. The Bank’s credit risk policies and strategies seek to develop commercial opportunities and business plans, while maintaining a prudent level of risk. The credit policy is tailored to corporations and individuals from every segment.

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

Credit Risk Measuring Models

The Bank relies on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses and minimum capital requirements. These models include:

●	Credit risk measurement models. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ default (probability of default (“PD”)), as well as the exposure assumed with them (EAD—Exposure at the time of default) and the proportion of each unfulfilled loan that the entity is able to recover (Loss in the event of default (“LGD”)). Based on these parameters, the expected loss (“PE”) and economic capital are estimated. As a result of this, a methodological and developmental plan has been developed in order to calculate the RAROC at Banco Supervielle in order to optimize the management linked to Credit Risk.
●	Expected Losses Calculation. This is calculated based on the results of the PD, EAD and LGD models. The expected loss calculation analyzes portfolio information to estimate the average value of loss distributions for a one year time horizon in the case of performing loans and for a lifetime horizon in the case of underperforming or non-performing loans.
●	Minimum Capital Requirement Calculation. This is represented by the difference between the portfolio’s risk value and expected losses within a 99.9% confidence interval for individuals and 99.0% confidence interval for corporate customers. We have two minimum capital requirement models (one for corporate customers and one for individuals), which include the economic capital required for our concentration risk and securitization risk.

We assess on a forward-looking basis the expected credit losses associated to our financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts that are not measured at fair value.

For the purposes of estimating the impairment amount, and in accordance with its internal policies, we classify its financial instruments (financial assets, commitments and guarantees) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

●	Normal Risk (“Stage 1”): includes all instruments that have not experienced a significant increase in credit risk since initial recognition and is not purchased or originated credit impaired.
●	Normal risk under watchlist (“Stage 2”): includes all instruments that, have experienced significant increases in credit risk since initial recognition but are not yet deemed credit-impaired.
●	Doubtful Risk (“Stage 3”): includes financial instruments, overdue or not, which are considered to be credit impaired. Likewise, loan commitments or financial guarantees whose payment is probable and their recovery doubtful are considered to be in Stage 3.

Significant increase in credit risk

We consider a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Individuals and Businesses

1.Portfolios between 31 and 90 days past due;

2.The credit application score has deteriorated by more than 30% with respect to the current performance score;

3.Score of behavior less than accepted cut off; or

4.Overlays are incorporated for those groups of the portfolio that are considered to have a higher risk than their historical behavior.

Corporate Banking

1.Portfolios between 31 and 90 days past due

2.Maximum Argentine Central Bank a situation equal to 2

3.Credit Ratings C (Probability of default higher than 30%)

4.Its rating deteriorated by more than two notes from its credit approval rating.

Consumer Finance: 1. Portfolios between 31 and 90 days past due.

Sectoral Analysis – COVID-19 Risk

In virtue of the fact that the internal models are estimated with historical information and the impact of the COVID-19 on local and global economies is ongoing, a sectoral analysis is maintained as an additional definition of the significant risk increase.

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

Very high risk	High risk
Real estate	Sports
Entertainment	Textile
Public Construction

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

Grupo Supervielle considers the following variables for estimating expected credit losses on the different scenarios:

Parameter	Segment	Macroeconomic Indicators
Probability of Default	Personal and Business Banking	Inflation, Wage increase, Economic Activity Estimate, Real Badlar rate
	Corporate Banking	Exchange Rate, Inflation, Wage increase, Real Badlar rate
	Consumer Finance	Estimator
Loss Given Default	All	Inflation, Wage increase

Atomization of the loan portfolio

As a result of our risk management policies, we have a diversified loan portfolio. As of December 31, 2021, the top 10, 50 and 100 borrowers represented 14%, 25% and 32%, respectively, of our total loan portfolio, which shows an increase in the diversification of our loan portfolio, compared to previous quarters.

Atomization of the loan portfolio

Loan portfolio atomization	4Q21	3Q21	2Q21	1Q21	4Q20
%Top10	14%	19%	17%	17%	17%
%Top50	25%	32%	29%	31%	30%
%Top100	32%	38%	35%	36%	36%

Loan Portfolio breakdown by economic activity

Ps. Change YoY
(In millions)	Business Sector	Dec 31, 2021 Share	Dec 31, 2020 Share
28	Families and individuals	48.7%	46.9%
6	Agribusiness	13.5%	14.3%
3,472	Food & Beverages	8.3%	9.3%
-620	Construction & Public works	2.4%	4.1%
-1	Retailer	0.6%	1.9%
2	Wine	3.2%	2.7%
-107	Utilities	2.5%	3.8%
1	Financial	2.5%	2.6%
1	Oil, Gas & Mining	1.0%	0.3%
2	Transport	2.1%	1.2%
2	Chemicals & plastics	1.7%	1.2%
928	Automobile	1.2%	1.0%
775	Machinery & Equipment	1.1%	1.0%
2	Others	11.2%	9.6%

Collateralized Loan Portfolio

As of December 31, 2021, 32% of the total commercial loan portfolio was collateralized, while 78% of the commercial non-performing loans portfolio was collateralized (compared to 80% as of December 31, 2020).

	Entrepreneurs &	SMEs & Middel
Loan portfolio collaterall	Small Businesse	Market	Large	Total
Collateralized Portfolio	56%	40%	30%	32%
Unsecured Portfolio	44%	60%	70%	68%

Regarding the Personal and Business Banking portfolio, loans to payroll and pension clients as of December 31, 2021, represented 67% of the total loan portfolio to individuals in the segment.

Credit Policy

a)Banco Supervielle S.A.

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

Applications by prospective retail customers and small businesses are analyzed using an electronic application. Prospective corporate customers are evaluated on a case-by-case basis. There are no pre-approved lines of credit, except for individuals who may obtain a pre-approved line of credit based on their maximum debt burden ratio.

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

●	analyzing loan portfolio evolution;
●	verifying compliance with credit regulatory requirements;
●	reviewing the factoring portfolio on a daily basis by operation, maturity, concentration, direct and indirect risk;
●	verifying and analyzing customer arrears;
●	detecting market alerts, customer behavior in the market and the financial system, lawsuits, etc.;
●	proposing action plans;
●	involving the senior credit committee or junior credit committee as applicable;
●	reporting customer alerts to officials and managers; and
●	establishing allowances for estimated loan losses.

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit
		(in millions of Pesos)
		Unsecured	Secured

		Total Maximum
		Approval Limit
Senior Committee	COO, Chief Risk Officer (as Chairman of the Committee);
	CEO (as Vice chairman of the Committee);	Limitless	Limitless
	Deputy CEO
	Credit Executive Manager middle-market & corporates;
	Head of Corporate Banking;
	Manager of SMEs business
	Head of Treasury and Global Markets;
Junior Committee
	Chief Risk Officer (as Chairman of the Committee);	650	650
	Deputy CEO
	Manager of SMEs business;
	Credit Executive Manager middle-market & corporates;
	Executive Manager Corporate Banking Bs Aires and Interior;
Manager		350	350
Team Leaders		180	180

Relationship officers		90	45

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

b)	IUDÚ and Tarjeta

In 2020, IUDÚ and Tarjeta made progress with the reengineering of the application assessment process to update its processes and assessment systems. This reengineering allowed IUDÚ and Tarjeta a faster and more flexible implementation of its credit policy. The new evaluation process simplified the application load and improved controls using the information available in the credit bureaus. It will seek to deepen the control automation strategy, minimizing risks while providing a more agile service to our clients.

In the same period, changes were implemented in origination policies to ensure the ability to repay loans in all segments and especially in those most exposed to the macroeconomic situation generated by the pandemic.

However, the management of credit policies was included in the Integral Risk Committee, securing a more encompassing view of the assessment of said policies.

Collections management is carried out by a specialized team and is carried out with specific processes for each instance defined by us.

During 2021, IUDÚ and Tarjeta continued working from collections on the review of sweep strategies, optimization of collection tools and review of predictive models to achieve a better approach to clients with non-compliance with their obligations, achieving a more assertive and effective management.

Information Security

The information security department of Grupo Supervielle is responsible for guaranteeing adequate information security management by establishing policies, procedures, standards, and controls related to the security of its infrastructures, digital channels, protection of company assets, information and means of payment, applying a holistic approach based on threat intelligence.

Grupo Supervielle’s information security strategy is based on the combination of different widely disseminated models, which allow us to select the best security practice for each situation, and in turn provide the best cost-benefit solution to mitigate the risk exposure of each of our subsidiaries. These models are: (i) Zero Trust Architecture/Least Privilege, (ii) Defense In Depth, and (iii) Security by Design. These models have been aligned with the best industry practices, which are consolidated in the Center for Internet Security Controls, which are periodically reviewed to determine potential cybersecurity gaps that need to be remedied.

During 2021, we have reinforced some measures to protect the information used and stored by Grupo Supervielle and the assets that support our business processes. These measures are aimed at (i) guaranteeing the inclusion of information security from the beginning of projects (security in APIs, DevSecOps role, Cybersecurity Center of Excellence and Security Champions, among others), (ii) guaranteeing the continuity of security operations through the implementation of state-of-the-art antivirus, the renewal of insurance against cybersecurity events and digital attacks on Grupo Supervielle, as well as the implementation of a 7x24 SOC monitoring service, (iii) improving customer authentication and access control services related to electronic channels from a security and user experience perspective, and (iv) using biometrics to carry out transactions.

Grupo Supervielle continues to carry out training and awareness initiatives on cybersecurity and privacy matters for its employees and customers, and the society, through electronic channels. Some of the topics covered in these initiatives include personal information protection, secure password management, phishing, and other cyberattacks.

Cybersecurity

Ensuring effective protection of our assets and customer data is essential for our business. During the COVID-19 pandemic, the number of cybersecurity attacks performed through email, short message service, instant messaging systems and other social networks increased. As cyberattacks evolve and become more sophisticated, companies strengthen their prevention and monitoring efforts and adopt new measures to mitigate cybersecurity risks, such as those related to remote work security. Our system monitoring capabilities have been reinforced, with special attention to critical assets that support business processes to prevent the materialization of threats and, where appropriate, to identify and respond immediately to any security incident that may occur. Our prevention, detection, and response capabilities have also been strengthened through the use of integrated information sources, enhanced analytical capabilities, and automated platforms. For example, our cybersecurity SOC allows us to detect and respond to cyberattacks performed on our users and our infrastructure by combining information on cyberthreats. In addition, our threat intelligence service proactively detects cyberattacks against our key executives and our infrastructure, as well as data leaks, among others.

The main objective of these measures is to ensure an immediate and effective response to any security incident that occurs through the coordination of the different business and support areas involved to reduce the possible negative impact and, where appropriate, report said incident in a timely manner to the corresponding supervisory or regulatory authorities.

Data Protection

During 2021, we adopted certain measures within the Zero Trust model, which restricts our employees’ access only to such matters they are working on, related to data protection matters to ensure that our information assets are duly protected against cyberattacks, electronic threats or unauthorized use of data by limiting the use of such assets to their intended purposes and by controlling the access to such assets. These measures were adopted according to our established security guidelines.

Competition

Over the last decade, and increasingly over the past two years, fintech startup technology providers have disrupted financial businesses in the most innovative ways and have fundamentally changed the way in which a financial services and products are created. Digitization offers new business opportunities and new usage options, but it also intensifies competition, as fintech platforms are increasingly entering the market with innovative digital business models and are transforming the financial sector in the long term. Fintech platforms are characterized by their agility, customer friendliness and innovative strength forcing the traditional banking industry to adapt quickly.

Traditional Banking

The Argentine financial system remains highly fragmented compared to the rest of Latin America. As of June 30, 2021, the Argentine financial system had 79 financial entities, of which 64 were banks, of which 13 were public and 51 privates. In terms of ownership, as of June 30, 2021, while the participation of the public sector was 20%, the portion of banks controlled by Argentine private entities represented 64% and the portion of banks controlled by foreign entities represented 16%. As of December 31, 2021, the number of financial companies operating in this segment was 15.

According to the information published by the Central Bank, as of June 30, 2021 we were one of the top 10 private banks in the Argentine financial system in terms of  outstanding amount of loans and deposits. In terms of private deposits, we had an estimated market share of 4.1% as of June 30, 2021, ranking ninth among the total private banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 4.5% as of June 30, 2021, ranking eighth among the total private banks in the Argentine financial system. In terms of personal loans, as of December 31, 2021 we had an estimated market share of 4.3% among the total financial institutions. Additionally, in terms of leasing transactions, we had a market share of approximately 14.2% as of December 31 2021.

The Bank faces a high degree of competition in virtually all core financial products with respect to pricing (interest rate or fee) and term. The Bank’s strategy to face this competition is to maintain aggressive business policies, to differentiate its product offering and customer service from other financial institutions, and to redesign its processes in order to achieve greater sales productivity.

Notwithstanding this competitive challenge, our growth strategy, both organic and through acquisitions, has resulted in an increase in our financial system market share (excluding public banks) since 2005, according to the information published by the Central Bank.

The following chart sets forth the Bank’s loan market share on a consolidated basis since 2001.

Source: Central Bank.

Taking into consideration total loan portfolio and receivables from financial leases portfolio, total loans and leasing market share was 4.8% as of December 31, 2021.

Neobanks

In recent years, following the main global trends, digital banking began to develop in Argentina. As of December 31, 2021, the main digital banks were: Wilobank, Brubank, Reba, Openbank, Naranja and Banco del Sol. The main features of each are outlined below:

●	Wilobank offers credit cards to unbanked people. It operates with a virtual card that will replace Mastercard Contactless and also operates with physical debit and credit cards.
●	Brubank offers savings accounts in Pesos and U.S. dollars and loans and transfers from an app. It uses contactless technology and allows purchases made with debit card to be paid in installments, allowing the partition of the expenses. In 2022, Brubank launched an offer of mutual funds.
●	Reba aims at the lowest economic sectors with a corresponding banking offer.
●	Openbank, owned by the Santander Group, offers savings accounts, credit cards, loans and facilitates investments and was launched in January 2022 offering savings accounts and debit cards.
●	Naranja, owned by Grupo Financiero Galicia, has more than 1 million digital users. This company developed an app that enables merchants and professionals to issue invoices by using a dongle. Naranja offers Ps. and U.S. dollars saving accounts, prepaid cards, personal loans and insurance products through its Naranja X app.
●	Banco del Sol was launched in July 2020 and is owned by Sancor Seguros.

Consumer Finance

During 2021, IUDÚ offered its products primarily to the middle and lower middle income sectors mainly at Chango Más (formerly, Walmart Argentina) stores.

With respect to its Walmart Argentina private label credit card, IUDÚ’s primary competitors in terms of the types of products offered are Tarjeta CENCOSUD (issued at Jumbo and Easy and used in Jumbo, Easy, Disco, Vea and Blaisten), Tarjeta Carrefour (issued and used exclusively at Carrefour) and Tarjeta Coto (issued and used exclusively at Coto). However, IUDÚ was the first to also issue an open MasterCard credit card, therefore operating in the banking and retail sectors. Currently, Tarjeta CENCOSUD is the only other competitor with a similar strategy. In addition, IUDÚ is the sole provider of in store personal cash loans and consumer loans that may be granted and used immediately at the retail stores.

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

MILA is a financial company focused on car financing solutions that had been providing products in the Argentine market for almost 15 years. MILA’s main competitors can be divided into two groups: (1) those that are banks or financial companies such as Santander, ICBC, BBVA, MG Group and HSBC, and (2) those that are financial institutions owned by car manufacturers such as Renault Credit, Fiat Credito and Peugeot Finance. MILA’s main product is car loan with pledge that helps to maintain a low risk level portfolio.

Mutual Funds

With respect to the mutual fund market, based on the Chamber of Mutual Funds information we estimate our market share was 2.05% as of December 31, 2021, and that SAM is ranked 20 out of 50 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I., Itaú Asset Management S.A.S.G.F.C.I., HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

IOL invertironline is our digital online broker. As of December 31, 2021, IOL invertironline ranked fifth in the ByMA exchange ranking on Equity and CEDEARs (Certificado de Depósito Argentinos) and fourth in options trading, according to the information published by ByMA. IOL invertironline’s main competitors are Allaria, Buenos Aires Valores, Balanz, SBS Trading, Bull Market, AR Partners and PPI (Portfolio Personal).

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

Permitted Activities and Investments

The FIL governs any individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the FIL and related Central Bank regulations. Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter (“OTC”) markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the FIL and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

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

Legal Reserve

Pursuant to the FIL, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income. Notwithstanding the aforementioned, pursuant to Central Bank rules, we are required to maintain a legal reserve which is funded with 20% of our yearly income determined in accordance with such rules. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders. For further information, see “Item 5.A. Operating Results.”

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

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with IUDÚ:

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2021, 2020 and 2019 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2021	2020	2019

	(in thousands of Pesos except percentages and
	ratios)
Calculation of excess capital:
Allocated to assets at risk	12,957,481	9,047,140	7,164,842
Allocated to Bank premises and equipment, intangible assets and equity investment assets	2,035,689	1,350,035	826,133
Market risk	965,159	551,765	251,739

Public sector and securities in investment account	34,489	27,651	11,472
Operational risk	4,805,957	3,233,793	2,349,952
Required minimum capital under Central Bank rules	20,798,775	14,210,384	10,604,138
Basic net worth	42,938,440	30,242,263	16,991,091
Complementary net worth	1,564,272	1,090,865	1,033,734
Deductions	(11,770,286)	(7,028,227)	(2,999,716)
Total capital under Central Bank rules	32,732,426	24,304,901	15,025,109
Excess capital	11,933,651	10,094,517	4,420,971
Selected capital and liquidity ratios:
Average shareholders’ equity as a percentage of average total assets	12.54%	11.20%	10.40%
Total liabilities as a multiple of total shareholders’ equity	7.5 x	7.5 x	7.1 x
Cash as a percentage of total deposits	11.1%	20.3%	28.7%
Tier 1 Capital / Risk weighted assets	12.25%	14.00%	11.60%
(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets. Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5. Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.
(2)	Nominal values without inflation adjustment.

As of December 31, 2021, the Bank’s total capital ratio on a consolidated basis with IUDÚ was 12.9%, compared to 13.9% as of December 31, 2020, and the Bank’s common equity Tier 1 ratio on a consolidated basis with IUDÚ was 12.2%, compared to 13.4% as of December 31, 2020.  Including the funds held by Grupo Supervielle, which are used to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2021 was 13.3%. Including the liquidity held by Grupo Supervielle, which is available for capital contributions into its subsidiaries or for investments in order to promote our business growth, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2021 was 12.7%. The Bank’s Tier 1 ratio is the same as the CET 1 ratio. The Tier 1 capital ratio as of December 31, 2021 reflects: (i) higher deductions from Tier 1 capital on increased IT investments; (ii) impact on net results on accelerated headcount efficiencies in the quarter; (iii) write offs that reduced the expected loss regulatory easing on capital; and (iv) a 10% increase in risk weighted assets, which was offset by inflation adjustment of capital.

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

Category	Banks	Other Entities (*)
I and II	Ps.26 million	Ps.12 million
III to VI	Ps.15 million	Ps.8 million

(*)Except credit entities.

As of April 1, 2022, the basic minimum capital requirement to be complied with by financial institutions is as follows:

Banks	Other Entities (*)
Ps.500 million	Ps.230 million

(*)Except credit entities.

Financial entities operating as of April 1, 2022 must comply with the basic capital requirement set forth in the table above from March 31, 2024. Until that date, such financial entities are required to comply with the basic capital requirement set forth in the table below for the periods indicated:

Period	Banks	Other Entities (*)
From April 1, 2022 to March 31, 2023	Ps.170 million	Ps.80 million
From April 1, 2023 to March 30, 2024	Ps.300 million	Ps.140 million

(*)Except credit entities.

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

COn1 Capital

COn1 includes the following net worth items:

(i)	capital stock (excluding preferred stock),
(ii)	non-capitalized capital contributions (excluding share premium),
(iii)	adjustments to shareholders’ equity,
(iv)	earnings reserves (excluding the special reserve for debt instruments),

(v)	unappropriated earnings,
(vi)	other results either positive or negative, in the following terms:
●	100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;
●	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;
●	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and
●	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;
(vii)	other comprehensive income:
(a)	100% of the results recorded in the following items belonging to the account “Other comprehensive cumulative results” for the most recent audited quarterly or annual financial statements:
●	Revaluation of property, plant, and equipment and
●	intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income.
(b)	100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section (a). The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of points 8.2.1.5. or 8.2.1.6., as the case may be of Central Bank’s rules regarding “Financial Entities Minimum Capital.”
(viii)	share premiums of the instruments included in COn1, and
(ix)	in the case of consolidated entities, minority shareholdings (ordinary shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

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

Concepts deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is less than ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-

ordered auction sale; (h) intangible assets; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) those required by the Superintendency; (l) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (m) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (n) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Restricted Assets” (o) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (p) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (q) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (r) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

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

Moreover, debt instruments included under complimentary net worth must comply with the following requirements:

●	Must be totally subscribed and paid in full.
●	Must be subordinated to depositors, unsecured creditors and the subordinated debt of the financial entity.
●	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.
●	Maturity: (i) original maturity date within no less than five (5) years, (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed, and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After five (5) years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

●	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.
●	They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.
●	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.
●	They should not have been bought with direct or indirect financing from the financial entity.
●	They should not contain elements that affect re-capitalization.

Additionally, instruments included in Tier 2 capital and CAn1, shall meet the following conditions in order to assure their loss-absorbency capacity:

(a)	Their terms and conditions must include a provision pursuant to which the instruments must absorb losses–either through a release from debt or its conversion into ordinary capital–once a triggering event has occurred, as described hereunder.
(b)	If the holders receive compensation for the debt release performed, it should be carried out immediately and only in the form of ordinary shares, pursuant to applicable regulations.
(c)	The financial entity must have been granted the authorization required for the immediate issuance of the corresponding ordinary shares in the case of a triggering event, as described below.

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened and the Central Bank rejects the amnesty plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first) or (ii) upon the decision to capitalize the financial entity with public funds.

The Bank has issued three series of subordinated notes, only one of which is outstanding as of the date of this annual report. The series issued and 2014 complies with all the requirements described above. See “Item 5.B. Liquidity and Capital Resources—Financings—Banco Supervielle S.A.”

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

RWA: risk weighted assets

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

The ICAAP must include stress tests supplementing and validating any other quantitative or qualitative approach employed by the institution in order to provide its board of directors and senior management with a deeper understanding of the interaction among the various types of risk under stress conditions. In addition, the ICAAP must consider the short- and long-term capital needs of the institution and ensure the prudent accumulation of excess capital during positive periods of the economic cycle.

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

Communication “A” 7143 provides guidelines for the calculation of economic capital, depending on the type of financial entity. Entities considered within Group A pursuant to Central Bank rules shall use their internal models to quantify the needs of economic capital with relation to its risk profile. Conversely, Group B or Group C entities may opt for a simplified calculation methodology. Such option must be approved by the board of directors of such entity.

Group B or Group C entities which have opted for the simplified methodology shall apply the following expression:

EC = (1.05 x MC) + max [0; U EVE – 15 % x bNW)]

Where:

EC: economic capital MC: minimum capital requirements EVE: measure of risk calculated according to a standardized framework forseen in section 5.4 of Communication “A” 6534 bNW: basic net worth (tier 1 capital)

Requirements Applicable to Dividend Distribution

Dividends are calculated based on the statutory financial statements of the Bank, and prepared under Central Bank rules, which differ in certain aspects from IFRS. The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the “Restated Regulations on Dividend Distributions” of the Central Bank, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

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

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the concepts set forth above in points 1 to 5, if applicable, from the assets.
2.	The failure to consider the deductibles established by the SEFyC affecting the requirements, integrations and minimum capital position.
3.	The deduction of the amounts relating to the following concepts from the unappropriated retained earnings:
o	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;
o	positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum capital of financial institutions”; and
o	adjustments made in accordance with points 1 to 5 above.
4.	The failure to consider the limit set forth in paragraph 7.2. of the rules on “Minimum capital of financial institutions.”

The distribution of earnings shall only be admitted if none of the following events occurs:

o	the institution is subject to the provisions of article 34 “Regularization and Recovery” and article 35 bis “Institution’s restructuring for the purpose of safeguarding loans and deposits” of the FIL;
o	the institution has received financial assistance from the Central Bank under section 17 of its Charter, due to illiquidity;
o	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;
o	the institution records minimum capital integration deficits – whether individually or consolidated – (without computing the effects of the individual deductibles established by the SEFyC);
o	the integration of the average minimum cash – in Pesos, in foreign currency or in sovereign securities – is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;
o	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4.

On March 19, 2020, in the midst of the coronavirus’ outbreak crisis, the Central Bank issued Communication “A” 6945, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended. On December 31, 2021, by means of Communication “A” 7421 of the Central Bank, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of accumulated dividends by December 31, 2021 from January 1, 2022 to December 31, 2022. Such financial entities must make such distributions in twelve equal, monthly and consecutive installments.

Moreover, in accordance with the FX Regulations, the access to the MLC to pay dividends to non-resident shareholders is subject to certain requirements. For more information, see “Item 10.D. Exchange Controls.”

Unless otherwise indicated, the regulations explained in this section are applied to financial information of the banks calculated in accordance with Central Bank rules. IFRS differs in certain significant respects from Central Bank rules.

Capital Conservation Buffer

Central Bank rules also establish that financial entities shall maintain a capital conservation margin in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

Financial entities considered D-SIBs or globally systemically important (“G-SIBs”), must have a capital level that permits a greater capacity for loss absorption, by virtue of negative externalities that the effects of insolvency of such entities or their foreign holdings could create in the financial system and the economy.

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

Coefficient of Common Equity Tier 1 (COn1) net of deductions
(CDcon1) – as percentage of RWA -
Financial Entities – That are not categorized as	D-SIBs and G-SIBs Financial	Minimum coefficient of capital conservation – as
D-SIBs or G-SIBs-	Entities	percentage of dividend distribution -
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	>6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

Currently, the minimum limits required by the regulations are:

●	COn1/RWA: 4.5%
●	NWb/RWA: 6.0%
●	RPC/RWA: 8.0%

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

Credit Risk

The minimum capital requirement in respect of counterparty risk (“CRC”) shall be calculated with the items included, which must be computed on the basis of the balances as of the last day of each month (capital, interests, premiums, restatements by the Benchmark Stabilization Ratio (Coeficiente de Estabilización de Referencia or “CER”) published by the Central Bank and price differences, as appropriate, net of the non-recoverability and devaluation risks provisions and of accumulated depreciation and amortization attributable to them and other regularizing accounts, without deducting 100% of the minimum amount required for the non-recoverability risk provision in the portfolio corresponding to debtors classified as in a “Normal Situation” – points 6.5.1 and 7.2.1 of the rules on “Classification of Debtors”- and financings secured by preferential guarantees “A”).

The minimum capital requirement in respect of counterparty risk must be calculated applying the following equation:

CRC = (k x 0.08 x RWAc) + INC

Variable “k”: Minimum capital requirements also depend on the CAMELBIG rating (1 is the strongest, 5 is the weakest) assigned by the Superintendency, which also determines the “k” value. This rating system complies with international standards and provides a broad definition of the performance, risks and perspectives of financial entities. Financial entities have to adjust their capital requirements according to the following “k” factors:

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

“INC(investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

●	equity interest held in companies: 15%
●	total equity interests held in companies: 60%

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

However, the determination of the values of exposure to risk recognize the following exceptions:

●	Intraday interbank exposures;
●	Exposures of financial entities with qualifying central counterparties, as defined by the Central Bank rules on minimum capital;
●	Exposures with the Central Bank; and
●	Exposures with the Argentine non-financial public sector.

Regarding the information regime, the Central Bank has established that the financial entities shall inform the Superintendency of all the values of exposure to credit risk before and after the application of mitigation techniques, detailing:

●	Exposures to risk with a value equal or above 10% of Tier 1 Capital of the financial entity;
●	Every other exposure to risk which value is equal or above 10% of the Tier 1 Capital of the financial entity, without applying credit risk mitigation techniques;
●	Excluded exposures to risk which values are equal or above 10% of the financial entity’s Tier 1 Capital; and
●	The financial entity’s 20 largest applicable exposures to risk, regardless of its value in relation with the financial entity’s Tier 1 Capital.

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

Minimum controls to exposures of affiliates

The regulations set forth three stages for the control of the financial entity’s affiliates exposure:

(1)	Reports for the entity’s management:
●	Report by the CEO;
●	Report by the supervisory committee; and
●	Acknowledgment of the reports by the entity’s management.
(2)	Evidence of the affiliation to the financial entity: the personnel responsible for the analysis and resolution of the credit operations shall expressly register whether or not the client is affiliated with the financial entity.
(3)	Affidavit evidencing affiliation: affiliated clients shall file an affidavit stating if they belong to the lending entity or if its relationship with such entity implies the existence of a controlling influence.

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

Market Risk

Overall capital requirements in relation to market risk are based on the sum of the five amounts of capital necessary to cover the risks arising from each category of assets. Market risk is defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate, commodities and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency and commodities positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 6690, as amended, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed, and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities.” Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in OTC transactions involving derivatives and securities financing transactions, such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

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

Minimum capital requirement for commodities risk. The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities – but gold. The calculation of the capital requirement shall express every commodity position in terms of the standard measure unity, and following the rules set forth in Communication “A” 6690, as amended.

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 6690, as amended, if the entity only purchases options; provided that the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative “delta plus” method, provided for in the regulation.

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

Seven OR event types are defined, according to internationally accepted criteria:

●	internal fraud;
●	external fraud;
●	employment practices and workplace safety;
●	clients, products and business practices;
●	damage to physical assets;
●	business disruption and system failures; and
●	execution, delivery and process management.

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

The OR formula is as follow:

The variables in the OR formula are defined as follows:

●	Cro: the capital requirement for operational risk.
●	α: 15%.
●	n: the number of twelve-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.
●	IBt: gross income from twelve-month consecutive terms, provided that it is a positive figure, corresponding to the 36 months preceding the month of calculation.

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

For every t-month:

●	CRCt: the capital requirement for credit risk.
●	RMP,t: the capital requirement for market risk for the last day of such t-month.
●	n: the number of months preceding the month of calculation, inclusive. 2≤ n ≤ 36.

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

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, including differences in rates (either negative or positive), excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed -term deposit of UVA and UVIs (as defined below), the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the average of the daily balances of the liabilities:

●	registered at the end of each day during the period prior to the one of its integration, in the case the liabilities are denominated in Pesos; or
●	registered at the end of each day during the calendar month, in the case of liabilities denominated in foreign currency, or government and corporate securities.

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

		Rate %
		Group A and G-SIB		Group B and Group C
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
1-	Checking account deposits and demand deposits opened at credit cooperatives	45		20
2-	Savings account, salary/social security accounts, special accounts (except for deposits included on items 7 and 11), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3-	Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4-	Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100
5-

Time deposits, liabilities under “acceptances,” (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

	(i) Up to 29 days	32	23	11	23
	(ii) From 30 days to 59 days	22	17	7	17
	(iii) From 60 days to 89 days	4	11	2	11
	(iv) From 90 days to 179 days	—	5	—	5
	(v) From 180 days to 365 days	—	2	—	2
	(vi) More than 365 days	—	—	—	—

		Rate %
		Group A and G-SIB		Group B and Group C
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
6-

Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk,” nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

	(i) Up to 29 days		23		23
	(ii) From 30 days to 59 days		17		17
	(iii) From 60 days to 89 days		11		11
	(iv) From 90 days to 179 days		5		5
	(v) From 180 days to 365 days		2		2
	(vi) More than 365 days		—		—
7-	Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances				15
	(i) Up to 29 days	29	15	10	15
	(ii) From 30 days to 59 days	22	15	7	15
	(iii) From 60 days to 89 days	4	15	2	15
	(iv) More than 90 days	—	15	—	15
8-	Special deposits related to inflows of funds. Decree 616/2005		100		100
9-	Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	32		11
10-	Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
	(i) Up to 29 days	7		7
	(ii) From 30 days to 59 days	5		5
	(iii) From 60 days to 89 days	3		3
	(iv) More than 90 days	—		—
11-	Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-	Deposits and fixed term investments created in the name of minors for funds they receive freely	—	—	—	—
13-	Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market)	—		—

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

Financial entities not included in the last paragraph in up to:

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

The minimum cash requirement will be reduced:

(2)	in accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to MiPyMEs in the same currency;

Participation, in the total of financing operations	Reductions (over
to MiPyMES with respect of total of financing	the total of
operations to the non-financial private sector, in	the concepts included
the institution	in Pesos) %
Less than 4	0
From 4 to less than 6	1.00
From 6 to less than 8	1.25
From 8 to less than 10	1.50
From 10 to less than 12	1.75
From 12 to less than 14	2.00
From 14 to less than 16	2.25
From 16 to less than 18	2.50
From 18 to less than 20	2.75
From 20 to less than 22	3.00
From 22 to less than 24	3.25
From 24 to less than 26	3.50
26 or more than 26	3.75

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

Effective from March 1, 2020, Communication “A” 6916, as amended, increased the requirement for the granting of financing under the “Ahora 12” Program from 20% to 35% of the aggregate financings in Pesos granted by the relevant institution until September 30, 2020, to 50% of such aggregate financings in Pesos granted from October 1, 2020 to January 1, 2022, and to 40% of such aggregate financings in Pesos granted from February 1, 2022. Additionally, effective as of March 19, 2020, Communication “ A” 6937 set the limit of the deduction at 6% of the items in Pesos subject to the Central Bank rules of Minimum Cash. Effective as of July 29, 2021, this limit was increased to 8% of the items in Pesos subject to the Central Bank rules of Minimum Cash.

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

LELIQ global daily position

Pursuant to Section 8 “net position in LELIQ and NOTALIQ” of the Central Bank rules “Cash settled and forward transactions, futures, bonds, surety bonds, other derivatives and mutual funds,” financial institutions may maintain a net position in short term LELIQ global including those effectively imputed to integrate the minimum cash requirement in Pesos pursuant to sections 1.3.7.1. and 1.3.17. of the Central Bank rules “Rules of Minimum Cash,” up to an amount equivalent to the monthly average of daily balances of fixed term deposits in Pesos of the non-financial private sector of the previous period.

Financial institutions that have a percentage of time deposits in Pesos constituted by the non-financial private sector with respect to the total deposits in Pesos by such sector (measured as a monthly average of daily balances of the previous period, considering only capital without interest or adjustments) equal to or higher than 20% may maintain a joint positive net position of longer term LELIQ and variable rate Liquidity Notes (NOTALIQ).

Internal Liquidity Policies of Financial Institutions

Liquidity Coverage Ratio

Pursuant to the Central Bank’s regulations on the liquidity coverage ratio (the “LCR”), financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments and must comply with the LCR established thereunder, under a 30-day stress test scenario. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and/or own assets.

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

Liquidity Parameters

In addition to the LCR, there are other parameters that are used as systematic tools of control. These policies contain specific information regarding cash flows, balance structure and available underlying assets free of charge. These parameters, along with the LCR, offer basic information to evaluate the liquidity risk. The included parameters are:

●	gaps in contractual terms;
●	funding concentration;
●	available assets free of restrictions;
●	LCR for relevant currency; and
●	market-related monitoring tools.

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

Interest rate and fee regulations

Maximum lending rates

Communication “A” 7474 sets forth that the maximum interest rate applicable to credit card transactions shall not exceed a nominal annual rate of 51% in transactions that do not exceed Ps.200.000. If the transaction amount exceeds Ps.200.000, the only limit that applies is the one provided in Article 16 of the Credit Card Law.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to transactions linked to credit cards, in addition to the above mentioned, the Article 16 of the Credit Card Law stablishes that:

●	in those granted by financial institutions, the rate may not exceed more than 25% of the average of the interest rates applied by the entity, during the immediately preceding month, weighted by the corresponding amount of personal loans without in rem security interests granted in the same period;
●	in those granted by other issuing entities, the rate may not exceed the simple average of the system’s rates for open market personal loan operations (general customers) by more than 25%, with no in rem security interest, published by the Central Bank on a monthly basis, prepared on the basis of information corresponding to the second previous month, taking into account the provisions of the preceding point.

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

Minimum fixed-term deposit rates

Pursuant to Communication “A” 7459, as amended by Communication “A” 7491, for financial institutions included in groups “A” and “B” for purposes of the Central Bank rules on “Minimum Cash,” and for branches or subsidiaries of foreign banks rated as G-SIBs that are excluded from such groups “A” and “B”, a minimum deposit rate shall apply to deposits in Pesos that are not adjustable by UVA or UVI. Such minimum deposit rate shall be timely disclosed by the Central Bank.

As of April 18, 2022, fixed-term deposits which do not exceed a total of Ps.10 million on the date of their constitution and which have been constituted by individuals through financial institutions, will have a passive rate of 97.9% of the monetary policy rate established for the day prior to that on which the deposits are made, or the last one disclosed, as the case may be. The amount of fixed-term deposits constituted in the name of two or more individuals will be distributed proportionally among its holders.

For fixed-term deposits not included in the preceding paragraph, the deposit rate will be 93.6% of the monetary policy rate established for the day prior to that on which the deposits are made, or the last one disclosed, as the case may be.

Fees

Central Bank regulations grant broad protection to financial services customers since 2013. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. According to Central Bank rules on “Protection to Financial Services Customers,” fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Section 2.3.2.2 of Central Bank rules on “Protection to Financial Services Customers” sets forth certain exceptions for the application of fees and charges, for example, for insurance services and SMEs for over-the-counter cash deposits.

Fees and charges are not applicable for immediate electronic transfers if such transfers are ordered by final customers of financial services, the individual or entity which orders the transfer is the same individual or entity receiving the transfer, and such transfers are ordered or received in accounts for judicial use.

Communication “A” 6212 reduced the commissions on credit card and debit card sales pursuant to a gradual annual plan. Under Communication “A” 6212, the maximum credit card sales commission rate was 1.65%, 1.50% and 1.30% for 2019, 2020 and 2021, respectively, and it is expected that such commission rate will be maintained at 1.30% after 2021. Communication “A” 6912 established that financial entities shall not announce increases in commissions to customers of financial services, or the creation of new commissions, for 180 business days, except with respect to those commissions which had already been announced. Communication “A” 7158 established that financial entities shall not announce increases in commissions to customers of financial services before February 28, 2021, provided that such commissions were greater than 9%. Additionally, by means of Communication “A” 6945, as amended by Communications “A” 6957, “A” 6963, “A” 7009, “A” 7044, “A” 7107 and “A” 7181, the Central Bank established that until March 31, 2021, any baking transactions made through ATMs would not be subject to any charges or fees. After March 31, 2021, banks are authorized to charge commissions for baking transactions made through ATMs, except to customers who hold salary accounts, retirement accounts and social plans.

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

On the other hand, Communication “A” 7305, which was issued on June 11, 2021 and effective as of July 1, 2021, establishes new deadlines for financial institutions to credit the amount of the sales made in one payment by using credit and/or purchase cards to the deposit account opened in the name of the supplier or affiliated business. These new deadlines are: (i) eight business days if they are micro or small companies and/or are individuals, (ii) ten business days for those categorized as medium-sized companies and those whose business activity is “lodging, tourism, gastronomy and/or health services,” and (iii) eighteen business days for the rest of the cases. In all these cases, the new deadlines shall be counted from the date of the purchase by the card holder or beneficiary. The financial entities will not be able to charge any interests or commissions in relation to these deadlines nor shall impede the use of credit and/or purchase cards.

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

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 28, 2022, the value of UVI and UVA were Ps.110.48 and Ps.114.44, respectively.

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

For further information on this topic, please refer to “Item 10.D.  Exchange Controls.”

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

Further changes to the GEP regulation have been introduced by Communications “A” 6770, 6780 and 6856. Prior approval by the Central Bank is required to increase the ownership of foreign currency from the higher of the average foreign currency owned in August 2019 and at the closure of August 31, 2019. Moreover, the institutions are not permitted to buy securities on the secondary market with liquidation on foreign currency.

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

As provided by Communication “A” 7093, it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law No. 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.

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

Irrecoverable

Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution. According to the Central bank rules, a loan is classified as irrecoverable if: (a) the borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes: (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings, and (4) trusts in which SEDESA (as defined below) is a beneficiary; or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank, as amended.

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

Government Measures in Response to the Ongoing COVID-19 Pandemic

During the last years, the Argentine government and the Central Bank issued a series of preventive measures to contain the spread of COVID-19 and mitigate its impact on the Argentine economy. On March 19, 2020, the Argentine government declared a nationwide lockdown from March 20, 2020 through March 31, 2020, which was extended several times until November 6, 2020, when the country shifted towards a “social distancing” phase, instead of a strict lockdown.

Decree No. 867/2021 set forth certain sanitary measures that financial institutions must comply with until December 31, 2022, including enforcing the mandatory use of masks by individuals in their branches and the maintainance of social distance between such individuals.

By means of Communication “A” 6939, as amended, the Central Bank suspended the distribution of dividends by financial entities until December 31, 2021. On December 2021, the Central Bank authorized financial entities to distribute dividends up to 20% of accumulated earnings as of December 31, 2021 in twelve equal monthly and consecutive installments. For more information, see “—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Moreover, by means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financings policy, applicable only to the eligible clients to be determined in the future by the AFIP.

Other measures

●	Facilities and Government Guarantees to Finance Payment of Salaries: Decree No. 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Decree No. 332/2020 created the Employment and Production Emergency Assistance Program (Programa de Asistencia de Emergencia al Trabajo y la Producción) to provide immediate economic relief to those companies and employees directly affected by the decrease in the economic activity as a result of the measures implemented by the Argentine government during the COVID-19. This program was in force until December 2020.
●	Remote shareholders and board of directors meetings: By means of CNV’s General Resolution No. 830/2020, dated March 3, 2020, publicly offered entities are allowed to hold remote shareholders and board of directors meetings, via electronic means, even if their respective bylaws do not provide for this, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members, respectively. At the first face-to-face meeting after the lockdown period, the shareholders’ meeting shall, with the quorum and the majority for the reform of the bylaws, approve any meetings that have been held remotely. By means of CNV´s interpretation No. 80, the provisions of CNV’s General Resolution No. 830/2020 were restated and extended.
●	Time deposits minimum rate. Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction, Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount, Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction, And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the Ps.1 million. Since November 13, 2020 Central Bank stated an additional increase on the minimum interest rate to be paid to retail Time Deposits below Ps.1 million, to 37%, and 34% for the rest of time deposits. For more information, see “—Liquidity and Solvency Requirements—Minimum Cash Reserve Requirements—LELIQ global daily position.”
●	Securities-guaranteed transactions prohibition. By means of Communication “A” 6978, as amended, the Central Bank forbid financial institutions to guarantee transactions via securities (caución bursátil).
●	Deposit insurance system. Pursuant to Communication “A” 6973, as amended, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.1,500,000.
●	Credit line for productive investment of MiPyMEs. Pursuant to Communication “A” 7140, as amended, the Central Bank approved the rules for a “Credit line for productive investment of MiPyMEs” (líneas para el financiamiento productivo) destined to the acquisition of capital goods, and/or the construction of facilities necessary for the production of goods and/or services, and the commercialization of goods and/or services, with a maximum annual nominal rate from 35% to 43%. For these credit line, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits. Through Communication “A” 7240, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to (i) a minimum quota of 7.5% of the average balance of deposits from private sector as of September 2021, for the 2021/2022 quota, and (ii) a minimum quota of 7.5% of the average balance of deposits from private sector as of March 1, 2022, for the 2022 quota.

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

The Argentine Productive Financing Law modified the Argentine Capital Markets Law and other related laws, and introduced some important changes such as, among others:

●	reestablished certain markets self-regulation (which had been eliminated by the Argentine Capital Markets Law);
●	eliminated the powers granted to the CNV allowing it to appoint observers and intervene a company’s board of directors without first obtaining a court order;
●	introduced several changes in the internal organization of the CNV and in the appointment of its board, such as allowing the president of the CNV to have a decisive vote in case of tie in the decision making of the board and adopt urgent resolutions together with two directors in case of exceptional circumstances prevent the assemblies from taking place;
●	empowered the CNV to regulate the private placement of negotiable securities so that these do not qualify as “public offers”;
●	as long as a mandatory offer is not required in cases where the buyer acquires control or more than 50% of voting rights shares of a company listed, either directly or indirectly;
●	modified some antiquated provisions related to the mutual fund system (such as the solidarity between the asset management company and the custodian, and the double registration of guidelines for investment in the CNV and in the Public Registry of Commerce);
●	created a “legal microsystem” for capital markets where certain provisions of the Civil and Commercial Code or Argentine Contest and Bankruptcy Law were not applicable;
●	promoted the financing of MiPyMes through the regulation of the issuance of electronic invoices with powers to easily execute them against the debtor and subject to negotiation or discount in the capital markets;
●	promoted mortgage financing by improving the regulation of mortgage bills and the securitization of mortgages;
●	empowered the CNV to rule crowfunding for entrepreneurs and the promotion of “financial inclusion” through programs and development plans; and
●	allowed legal entities incorporated abroad to participate, through a representative duly authorized, at the shareholders’ meetings of the companies authorized by the CNV to make public offerings of their shares, without the need for additional registration.

Buenos Aires Deposits of Large Amount Rate (“BADLAR)”

Interest rate paid for time deposits of more than Ps.1 million, by the average of financial entities. (Buenos Aires Deposits of Large Amount Rate)

The information published by the Central Bank is broken down by total financial system and private banks.

Minimum Interest Rate On Time Deposit Rates

Pursuant to Communication “A” 7459, as amended by Communication “A” 7491, for financial institutions included in groups “A” and “B” for purposes of the Central Bank rules on “Minimum Cash,” and for branches or subsidiaries of foreign banks rated as G-SIBs that are excluded from such groups “A” and “B”, a minimum deposit rate shall apply to deposits in Pesos that are not adjustable by UVA or UVI. Such minimum deposit rate shall be timely disclosed by the Central Bank.

As of April 18, 2022, fixed-term deposits which do not exceed a total of Ps.10 million on the date of their constitution and which have been constituted by individuals through financial institutions, will have a passive rate of 97.9% of the monetary policy rate established for the day prior to that on which the deposits are made, or the last one disclosed, as the case may be. The amount of fixed-term deposits constituted in the name of two or more individuals will be distributed proportionally among its holders.

For fixed-term deposits not included in the preceding paragraph, the deposit rate will be 93.6% of the monetary policy rate established for the day prior to that on which the impositions are made, or the last one disclosed, as the case may be.

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

Institution Restructuring to Safeguard Credit and Bank Deposits

If a financial institution meets the Central Bank’s criteria and is found to be in any of the situations set forth in Section 44 of the FIL, the Central Bank may authorize the restructuring of the financial institution in defense of depositors, prior to revocation of the authorization to operate. The restructuring plan may consist of certain steps, including, among others:

●	adoption of a list of measures to capitalize or increase the capital of the financial institution;
●	revoke the approval granted to the shareholders of the financial institution to hold interests therein;
●	exclusion or transfer assets and liabilities;
●	judicial intervention of the institution, displacing the statutory administrative authorities, and determine the capabilities needed to comply with the assigned function.

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

Holding Companies

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial institutions (in accordance with the “Financial Institutions Authorities” rules) which are controlled by non-financial institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements (see “—Liquidity and Solvency Requirements—Minimum Capital Requirements”), the Major Exposure to Credit Risk regulations (see “—Credit Risk Regulation—Large Exposures”), the LCR (see “—Internal Liquidity Policies of Financial Institutions—Liquidity Coverage Ratio) and the Net Stable Funding Ratio (see “—Liquidity Parameters—Net Stable Funding Ratio”) on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

Additionally, Group “A” financial institutions may not grant direct or indirect financial assistance of any kind to its holding company whenever it is a non-financial institution.

Fintech Regulations

The Central Bank issued Communication “A” 6885, by means of which it regulates certain aspects of Fintech operations. This communication defined Payment Service Provider (“PSP”) as those non-financial entities in retail payments performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments, and creayred a registry for PSP operations. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the FIL, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime. Shareholdings acquired on stock exchanges that do not reach the threshold of 20% of the capital or voting rights are exempt from the provisions of point (iii).

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

(a)Money laundering

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

(iii)	If the value of the goods does not exceed Ps.300,000, the penalty shall be imprisonment for a term of six months to three years.
(b)	Penalties for legal persons

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

Prevention of Disposal of Assets Linked to Terrorism Financing

Decree No. 918/2012 establishes the procedures for preventing the disposal of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

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

Item 4.COrganizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

	Jurisdiction of	Name under which the subsidiary does
Subsidiary	incorporation	business
Banco Supervielle S.A.	Argentina	Supervielle
IUDÚ Compañia Financiera S.A.	Argentina	IUDÚ
Tarjeta Automática S.A.	Argentina	Carta Automática, IUDÚ
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Micro Lending S.A.U.	Argentina	MILA, IUDÚ Car
InvertirOnline S.A.U.	Argentina	IOL invertironline
InvertirOnline.com Argentina S.A.U. (renamed as “Portal Integral de Inversiones S.A.U.” with registration pending)	Argentina	IOL invertironline
Supervielle Productores Asesores de Seguros S.A.	Argentina	Supervielle Broker de Seguros
Supervielle Agente de Negociación S.A.U.	Argentina	N/A
Bolsillo Digital S.A.U.	Argentina	BOLDI
Easy Cambio S.A.	Argentina	N/A
Sofital S.A.F. e I.I.	Argentina	N/A
IOL Holding S.A.	Uruguay	N/A
IOL Agente de Valores S.A.	Uruguay	N/A

Banco Supervielle S.A.

We own 97.10% of the share capital of the Bank and Sofital owns 2.79%. The Bank is a universal commercial bank and our largest subsidiary. The Bank accounted for 92.2% of our total assets as of December 31, 2021. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail, corporate and institutional customers.

According to the Central Bank, the Bank ranked eighth in terms of total loans, ninth in terms of deposits, and tenth in terms of total assets among private banks in Argentina as of June 30, 2021, which is the most recent information available as of the date of this annual report. In 2021, the Bank continued to be a leader among private banks with respect to the payment of federal benefits to senior citizens in terms of the number of payments made. The Bank is also one of the leading providers among private banks of (i) factoring services in Argentina with a 8.66% market share as of December 31, 2021 and (ii) leasing services, with an estimated market share of approximately 14.06% as of December 31, 2021, which is the most recent information available as of the date of this annual report.

As of December 31, 2021, the Bank on a consolidated basis had total assets of Ps.359.6 billion, a total loan portfolio of Ps.148.8 billion and total deposits of Ps.282.3 billion, and its shareholders’ equity amounted to Ps.39.7 billion. For more information regarding the Bank’s business performance, see “—Business Segments.”

IUDÚ Compañía Financiera S.A.

In August 2011, we purchased IUDÚ, a financial services division of General Electric in Argentina. Prior to our acquisition, IUDÚ had been operating for more than ten years in the Argentine market offering financial products such as credit cards, personal loans, consumer loans and a wide range of insurance products. On November 2, 2020, the shareholders of IUDÚ approved the change of its corporate name from Cordial Compañía Financiera S.A. to IUDÚ Compañía Financiera S.A.  This change was approved by the Argentine Central Bank and was registered by the Public Registry of Commerce on April 19, 2021.

Since 2000, IUDÚ has exclusive rights to promote and sell financial and credit products in Walmart Argentina stores nationwide since 2020 through a strategic partnership originally entered into with Walmart Argentina. In November 2020, Walmart Argentina sold the entire operation to Grupo De Narváez, a long-standing company in Argentina operating several retail businesses, which sale has not adversely affected the partnership with IUDÚ. In August 2021, IUDÚ extended the partnership with Grupo De Narváez until August 24, 2026. IUDÚ is is in the process of transforming transforming its business from a model that offered personal loans and credit cards on-site in Chango Más (formerly, Walmart Argentina) stores to a completely digital financial services model that is taking retail deposits to lower cost of funds and offering a growing range of financial services to a broader lower-risk customer base, leveraging its position as a regulated financial entity.

The Bank owns 95% of IUDÚ’s common shares and Grupo Supervielle owns directly the remaining 5%. As of December 31, 2021, IUDÚ had total assets of Ps.16.8 billion, net shareholders’ equity of Ps.1.2 billion and a personal loan portfolio, credit card and car loan on balance of Ps.13.8 billion. For more information regarding the IUDÚ’s business performance, see “—Business Segments.”

Tarjeta Automática S.A.

Tarjeta comprises a network of branches created in 1996 which has strong market positions in the Patagonia region. As of the date of this annual report, Tarjeta has 20 own branches in 9 provinces in Argentina. In December 2012, IUDÚ began to market loans and credit cards products through Tarjeta’s branches in order to offer financial services and insurance products. Grupo Supervielle, the Bank and IUDÚ own 67.6136%, 7.7273% and 24.6591% of Tarjeta’s common shares, respectively.

For more information regarding the Tarjeta’s business performance, see “—Business Segments.”

Espacio Cordial de Servicios S.A.

Espacio Cordial was created in October 2012 and began operating in December 2012. Espacio Cordial provides non-financial services in Argentina within the electronic and tourism industries, by providing customers with financing to purchase household appliances, technology, home products and furniture, wellness and beauty products, and travel products, and within the wellbeing and health industries, by providing customers with financing to access to dentistry, ophthalmology, medical emergencies, and telemedicine services, and to enter into personal, home, car, motorcycle assistance and pet insurance.

We own 95% of the share capital of Cordial Servicios and Sofital owns the remaining 5%. As a result of our corporate restructuring in August 2018, Cordial Servicios became part of the consumer finance segment of Grupo Supervielle.

In June 2019, Cordial Servicios purchased Deautos.com, a digital platform for the sale of new and pre-owned cars which has operated for more than 10 years in Argentina. This acquisition allowed us to create an innovative and disruptive car digital platform which aims to integrate and simplify the offer of financial products, insurance and other services within the online car industry. Our existing relationships with car agencies and dealers supported the creation of this platform. In addition, in 2021, we launched IUDÚ Car, a digital app which aims to simplify car loan financings.

During 2021, we sold 14,085 home appliances and 125,000 service plans through Espacio Cordial. For more information regarding the Espacio Cordial’s business performance, see “—Business Segments.”

Micro Lending S.A.U.

MILA is a company that provides car financing loans and was acquired by Grupo Supervielle on May 2, 2018. We own 100% of the share capital of MILA.

As of December 31, 2021, MILA had originated, directly or indirectly, a total of 5,540 car loan transactions for an amount of $2,915 million, which represented an increase of 118% in terms of number of car loans generated and an increase of 143% in terms of principal amount of car loans generated, compared to 2020. For more information regarding the MILA’s business performance, see “—Business Segments.”

Supervielle Seguros S.A.

In June 2013, we and Sofital purchased 100% of the shares of Supervielle Seguros (formerly, Aseguradores de Créditos del Mercosur S.A.), which began to operate in October 2014.

Supervielle’s insurance business continues to evolve, expand and transform, while the customer remains our focus. We offer insurance services to our clients to cover their risks associated with their lives, families, homes or businesses. We expect that we will develop a bancassurance distribution model through our insurance segment using product reengineering and expanding the products offered by Supervielle Seguros and Supervielle Productores Asesores de Seguros.

For more information regarding the Supervielle Seguros’ business performance, see “—Business Segments.”

Supervielle Productores Asesores de Seguros S.A.

On December 21, 2018, we created Supervielle Productores Asesores de Seguros and began to operate in the second half of 2019 offering insurance broker services, including in relation to life insurance policies, and wealth and pension insurance premiums. We directly own 95.24004% and indirectly own 99.999989% of its share capital.

For information regarding Supervielle Productores Asesores de Seguros’ business performance, see “—Business Segments.”

Supervielle Asset Management S.A.

Supervielle Asset Management offers customized investment and savings solutions to its clients through investment funds. We participate in the mutual funds market through our “Premier” funds family.

We own 95% of the share capital of SAM and Sofital owns the remaining 5%.

For information regarding Supervielle Asset Management’s business performance, see “—Business Segments.”

Invertironline S.A.U. and Invertionline.com (renamed as “Portal Integral de Inversiones S.A.U.” with registration pending).

IOL invertironline is a digital online broker established 21 years ago that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

IOL invertironline offers investment alternatives in the Argentine stock market and in the United States and provides our customers with education tools on financing matters.

We own 100% of the share capital of InvertirOnline and Portal Integral de Inversiones S.A.U.

For information regarding IOL invertironline’s business performance, see “—Business Segments.”

Bolsillo Digital S.A.U.

On June 12, 2019, we created Bolsillo Digital. Bolsillo Digital is Grupo Supervielle’s PSP (“Payment Service Provider”) fintech business which is registered with the Argentine Central Bank. Bolsillo Digital offers in-person and digital payment and collection solutions to businesses. On August 5, 2021, Grupo Supervielle, within the framework of the commercial strategy for its payment services business, transferred all of its shares of Bolsillo Digital to its subsidiary Banco Supervielle S.A.

Bolsillo Digital simplifies small and medium-size businesses transactions reducing the use of cash. As of the date of this annual report, Bolsillo Digital has approximately 20,000 active customers operating throughout Argentina with a particularly strong presence in the Cuyo region, where Bolsillo Digital is the preferred customer payment collection platform for small and medium-size businesses.

Supervielle Agente de Negociación S.A.U. (formerly, known as Futuros del Sur S.A.)

Supervielle Agente de Negociación provides trading agent services and is registered with the CNV. We acquired Supervielle Agente de Negociación in 2019 to expand our financial and investment services to institutional and corporate customers and increase cross selling in an efficient and profitable way.

We own 100% of the share capital of Supervielle Agente de Negociación.

Easy Cambio S.A.

In October 2020, we acquired 100% of the common shares of Easy Cambio S.A., a company authorized by the Central Bank to provide foreign exchange broker services, in order to expand our offer of financial services.

Sofital S.A.F. e I.I.

Sofital is a holding company that owns shares of the same companies owned by Grupo Supervielle. As of the date of this annual report, Sofital holds 2.7944% of the capital stock of the Bank, 5.0% of the capital stock of Cordial Servicios, 5.0% of the capital stock of Supervielle Seguros, 5.0% of the capital stock of SAM and 4.7596% of Supervielle Productores Asesores de Seguros and 0.007% of IOL Holding S.A.

Item 4.DProperty, plants and equipment

The Bank owns 7,916 square meters of office space at Reconquista 330 and at San Martin 344 in Buenos Aires and Mendoza, for management, administrative and other commercial purposes and for central area personnel. The Bank also owns 15,208 square meters for retail branch properties in Mendoza, Córdoba, San Luis and Buenos Aires, and 631 square meters of land in the City of San Luis.

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

Item 4.ESelected Statistical Information

You should read this information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5.A. Operating Results” included elsewhere in this annual report. We prepared this information from our financial statements, which are prepared in conformity with IFRS. For further information, see Notes 1.1 and 2 to our audited consolidated financial statements.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	38,616,273	10,606,113	27.5%	21,230,724	9,840,314	46.3%	23,275,996	4,061,826	17.5%
Pesos	27,771,220	10,502,639	37.8%	19,627,381	8,071,266	41.1%	14,597,810	6,170,094	42.3%
Dollars	10,845,053	103,474	1.0%	1,603,343	1,769,048	110.3%	8,678,186	(2,108,268)	(24.3)%
Securities Issued by the Central Bank	62,952,023	23,275,460	37.0%	71,825,220	26,964,670	37.5%	62,099,162	38,457,933	61.9%
Pesos	62,952,023	23,275,460	37.0%	71,825,220	26,964,670	37.5%	62,099,162	38,457,933	61.9%
Dollars	—	—	—%	—	—	—%	—	—	—%

	Year ended December 31,
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Investment Portfolio	101,568,296	33,881,573	33.3%	93,055,944	36,804,984	39.5%	85,375,158	42,519,759	49.8%
Pesos	90,723,243	33,778,099	37.2%	91,452,601	35,035,936	38.2%	76,696,972	44,628,027	58.2%
Dollars	10,845,053	103,474	1.0%	1,603,343	1,769,048	110.3%	8,678,186	(2,108,268)	(24.3)%
Loans
Loans to the Financial Sector	40,989	12,551	30.6%	317,486	83,137	26.2%	1,141,693	390,099	34.2%
Pesos	39,766	11,749	29.5%	256,559	79,321	30.9%	1,001,588	376,343	37.6%
Dollars	1,223	802	65.6%	60,927	3,816	6.3%	140,105	13,756	9.8%
Overdrafts	7,381,619	3,133,108	42.4%	10,013,128	4,042,925	40.4%	14,396,482	9,384,301	65.2%
Pesos	7,381,619	3,133,108	42.4%	10,012,603	4,042,925	40.4%	14,394,651	9,384,301	65.2%
Dollars	—	—	—%	525	—	—%	1,831	—	—%
Promissory notes	27,829,584	11,194,804	40.2%	22,397,463	9,398,204	42.0%	19,200,432	12,079,776	62.9%
Pesos	27,783,899	11,192,936	40.3%	21,974,408	9,358,722	42.6%	17,225,966	11,913,302	69.2%
Dollars	45,685	1,868	4.1%	423,055	39,482	9.3%	1,974,466	166,474	8.4%
Mortgage loans	15,636,904	7,062,856	45.2%	16,070,541	6,029,525	37.5%	16,884,968	7,771,001	46.0%
Pesos	15,636,904	7,062,856	45.2%	16,070,541	6,029,525	37.5%	16,884,968	7,771,001	46.0%
Dollars	—	—	—%	—	—	—%	—	—	—%
Automobile and Other Secured Loans	3,160,678	1,548,516	49.0%	2,402,640	1,114,558	46.4%	3,794,236	1,424,065	37.5%
Pesos	3,160,678	1,548,516	49.0%	2,402,640	1,114,558	46.4%	3,794,236	1,424,065	37.5%
Dollars	—	—	—%	—	—	—%	—	—	—%
Personal Loans	29,797,979	19,401,947	65.1%	32,066,247	21,393,779	66.7%	47,128,917	26,542,272	56.3%
Pesos	29,797,979	19,401,947	65.1%	32,066,247	21,393,779	66.7%	47,128,917	26,542,272	56.3%
Dollars	—	—	—%	—	—	—%	—	—	—%
Corporate Unsecured Loans	20,430,653	6,918,453	33.9%	26,383,237	9,029,045	34.2%	22,306,955	12,619,750	56.6%
Pesos	20,430,653	6,918,453	33.9%	26,383,237	9,029,045	34.2%	22,306,955	12,619,750	56.6%
Dollars	—	—	—%	—	—	—%	—	—	—%
Credit Card Loans	26,731,491	5,927,631	22.2%	24,268,029	5,763,900	23.8%	25,153,520	9,894,527	39.3%
Pesos	26,412,215	5,927,611	224%	23,926,754	5,763,855	24.1%	24,115,056	9,894,130	41.0%
Dollars	319,276	20	—%	341,275	45	—%	1,038,464	397	—%

	Year ended December 31,
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Receivables from Financial Leases	5,454,306	1,581,186	29.0%	5,563,785	1,063,244	19.1%	9,122,509	2,321,257	25.4%
Pesos	3,396,598	1,434,082	42.2%	2,370,314	800,787	33.8%	5,107,132	2,005,125	39.3%
Dollars	2,057,708	147,104	7.1%	3,193,471	262,457	8.2%	4,015,377	316,132	7.9%
Total Loans excl. Foreign trade and U.S.$.loans	136,464,203	56,781,052	41.6%	139,482,556	57,918,317	41.5%	159,129,712	82,427,048	51.8%
Pesos	134,040,311	56,631,258	42.2%	135,463,303	57,612,517	42.5%	151,959,469	81,930,289	53.9%
Dollars	2,423,892	149,794	6.2%	4,019,253	305,800	7.6%	7,170,243	496,759	6.9%
Foreign Trade Loans and U.S.$.loans	18,411,188	1,243,547	6.8%	30,443,210	2,193,377	7.2%	52,372,718	3,556,327	6.8%
Pesos	—	—	—%	—	—	—%	—	—	—%
Dollars	18,411,188	1,243,547	6.8%	30,443,210	2,193,377	7.2%	52,372,718	3,556,327	6.8%
Total Loans	154,875,391	58,024,599	37.5%	169,925,766	60,111,694	35.4%	211,502,430	85,983,375	40.7%
Pesos	134,040,311	56,631,258	42.2%	135,463,303	57,612,517	42.5%	151,959,469	81,930,289	53.9%
Dollars	20,835,080	1,393,341	6.7%	34,462,463	2,499,177	7.3%	59,542,961	4,053,086	6.8%
Repo transactions	51,181,877	17,721,161	34.6%	25,634,934	6,558,958	25.6%	2,017,935	1,226,375	60.8%
Pesos	51,181,877	17,721,149	34.6%	25,634,934	6,558,958	25.6%	2,017,935	1,226,375	60.8%
Dollars	—	12	—%	—	—	—%	—	—	—%
Total Interest-Earning Assets	307,625,563	109,627,333	35.6%	288,616,644	103,475,636	35.9%	298,895,523	129,729,508	43.4%
Pesos	275,945,431	108,130,506	39.2%	252,550,838	99,207,410	39.3%	230,674,376	127,784,691	55.4%
Dollars	31,680,132	1,496,827	4.7%	36,065,806	4,268,226	11.8%	68,221,147	1,944,818	2.9%

	Year ended December 31,
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Non Interest-Earning Assets
Cash and due from banks	45,849,950			61,750,936			82,369,991
Pesos	20,998,567			31,857,151			39,354,106
Dollars	24,851,383			29,893,785			43,015,885
Unlisted equity investments	—			—			82
Pesos	—			—			—
Dollars	—			—			82
Premises and equipment and miscellaneous and intangible assets and unallocated items	26,111,689			24,189,282			16,519,326
Pesos	26,111,689			24,189,282			16,519,326
Dollars	—			—			—
Allowance for loan losses	(11,928,028)			(12,994,005)			(13,051,332)
Pesos	(10,499,691)			(11,025,820)			(11,184,374)
Dollars	(1,428,337)			(1,968,185)			(1,866,958)
Other assets	31,280,226			25,385,563			26,773,607
Pesos	30,294,776			23,135,828			23,452,422
Dollars	985,450			2,249,735			3,321,185

	Year ended December 31,
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Non Interest-Earning Assets	91,313,837			98,331,776			112,611,674
Pesos	66,905,341			68,156,441			68,141,480
Dollars	24,408,496			30,175,335			44,470,194
Total Assets	398,939,400			386,948,420			411,507,197
Pesos	342,850,772			320,707,279			298,815,856
Dollars	56,088,628			66,241,141			112,691,341

	Year ended December 31,
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
LIABILITIES
Interest-Bearing Liabilities
Special Checking Accounts	82,864,471	21,139,712	25.5%	60,629,003	9,547,244	15.7%	51,719,355	12,350,968	23.9%
Pesos	69,760,546	21,099,066	30.2%	47,698,436	9,511,495	19.9%	30,603,005	12,275,423	40.1%
Dollars	13,103,925	40,646	0.3%	12,930,567	35,749	0.3%	21,116,350	75,545	0.4%
Time Deposits	117,135,443	37,594,565	32.1%	107,937,616	29,546,822	27.4%	96,396,086	40,800,913	42.3%
Pesos	111,721,305	37,576,185	33.6%	99,789,987	29,428,487	29.5%	84,496,411	40,643,857	48.1%
Dollars	5,414,138	18,380	0.3%	8,147,629	118,335	1.5%	11,899,675	157,056	1.3%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	12,495,616	1,565,703	12.5%	23,273,600	3,602,664	15.5%	44,504,231	16,371,013	36.8%
Pesos	4,045,686	1,283,631	31.7%	8,602,027	2,938,803	34.2%	28,078,569	15,499,590	55.2%
Dollars	8,449,930	282,072	3.3%	14,671,573	663,861	4.5%	16,425,662	871,423	5.3%
Subordinated Loans and Negotiable Obligations	1,364,139	91,692	6.7%	3,210,847	214,352	6.7%	4,528,996	280,882	6.2%
Pesos	24,540	—	—%	—	—	—%	—	—	—%
Dollars	1,339,599	91,692	6.8%	3,210,847	214,352	6.7%	4,528,996	280,882	6.2%
Total Interest-Bearing Liabilities	213,859,669	60,391,672	28.2%	195,051,066	42,911,082	22.0%	197,148,668	69,803,776	35.4%
Pesos	185,552,077	59,958,882	32.3%	156,090,450	41,878,785	26.8%	143,177,985	68,418,870	47.8%
Dollars	28,307,592	432,790	1.5%	38,960,616	1,032,297	2.6%	53,970,683	1,384,906	2.6%

	Year ended December 31,
	2021			2020			2019
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
Low and Non-Interest Bearing Deposits	91,161,469			100,803,275			115,430,966
Savings Accounts	54,524,991	100,764	0.2%	59,600,473	62,760	0.1%	66,138,583	134,277	0.2%
Pesos	39,137,600	96,700	0.2%	42,040,759	58,037	0.1%	34,271,596	125,114	0.4%
Dollars	15,387,391	4,064	0%	17,559,714	4,723	—%	31,866,987	9,163	—%
Checking Accounts	36,636,478			41,202,802			49,292,383
Pesos	34,528,456			38,411,648			31,049,989
Dollars	2,108,022			2,791,154			18,242,394
Other Liabilities	40,695,107			38,931,620			50,462,526
Pesos	37,363,742			34,057,119			40,740,383
Dollars	3,331,365			4,874,501			9,722,143
Non-Controlling Interest Result	—			237,268			478,135
Pesos	—			237,268			478,135
Dollars	—			—			—
Stockholders’ equity	53,223,155			51,925,191			47,986,902
Pesos	53,223,155			51,925,191			47,986,902
Dollars	—			—			—
Total Low and Non-Interest Bearing Deposits	185,079,731			191,897,354			214,358,529
Pesos	164,252,953			166,671,985			154,527,005
Dollars	20,826,778			25,225,369			59,831,524
Total Liabilities and Stockholders’ equity	398,939,400			386,948,420			411,507,197
Pesos	349,805,030			322,762,435			297,704,990
Dollars	49,134,370			64,185,985			113,802,207

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2021 compared to the year ended December 31, 2020, and for the year ended December 31, 2020 compared to the year ended December 31, 2019. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2021, 2020 and 2019 under IFRS.

	Year ended December 31,
	2021/2020			2020/2019

	Increase (Decrease) Due to Changes in
						Net
	Volume	Rate	Net Change	Volume	Rate	Change

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	3,168,048	(2,402,250)	765,799	(5,737,744)	11,516,232	5,778,488
Pesos	3,079,872	(648,499)	2,431,373	2,068,284	(167,112)	1,901,172
Dollars	88,176	(1,753,751)	(1,665,574)	(7,806,028)	11,683,344	3,877,316
Securities Issued by the Central Bank	(3,280,716)	(408,493)	(3,689,210)	3,651,363	(15,144,626)	(11,493,263)
Pesos	(3,280,716)	(408,493)	(3,689,210)	3,651,363	(15,144,626)	(11,493,263)
Dollars	—	—	—	—	—	—
Total Investment Portfolio	(112,668)	(2,810,743)	(2,923,411)	(2,086,381)	(3,628,394)	(5,714,775)
Pesos	(200,844)	(1,056,992)	(1,257,837)	5,719,647	(15,311,738)	(9,592,091)
Dollars	88,176	(1,753,751)	(1,665,574)	(7,806,028)	11,683,344	3,877,316
Loans
Loans to the Financial Sector	(103,213)	32,627	(70,586)	(235,301)	(71,661)	(306,962)
Pesos	(64,053)	(3,519)	(67,572)	(230,342)	(66,680)	(297,022)
Dollars	(39,160)	36,146	(3,014)	(4,959)	(4,981)	(9,940)
Overdrafts	(1,116,714)	206,897	(909,817)	(1,769,399)	(3,571,976)	(5,341,376)
Pesos	(1,116,714)	206,897	(909,817)	(1,769,399)	(3,571,976)	(5,341,376)
Dollars	—	—	—	—	—	—
Promissory Notes	2,324,964	(528,364)	1,796,600	1,877,536	(4,559,108)	(2,681,572)
Pesos	2,340,394	(506,180)	1,834,214	2,022,323	(4,576,903)	(2,554,580)
Dollars	(15,430)	(22,184)	(37,614)	(144,787)	17,795	(126,992)
Mortgage loans	(195,865)	1,229,196	1,033,331	(305,566)	(1,435,911)	(1,741,476)
Pesos	(195,865)	1,229,196	1,033,331	(305,566)	(1,435,911)	(1,741,476)
Dollars	—	—	—	—	—	—
Automobile and Other Secured Loans	371,387	62,571	433,958	(645,546)	336,039	(309,507)
Pesos	371,387	62,571	433,958	(645,546)	336,039	(309,507)
Dollars	—	—	—	—	—	—
Personal Loans	(1,476,906)	(514,927)	(1,991,832)	(10,049,428)	4,900,935	(5,148,493)
Pesos	(1,476,906)	(514,927)	(1,991,832)	(10,049,428)	4,900,935	(5,148,493)
Dollars	—	—	—	—	—	—
Corporate Unsecured Loans	(2,015,730)	(94,862)	(2,110,592)	1,395,012	(4,985,717)	(3,590,705)
Pesos	(2,015,730)	(94,862)	(2,110,592)	1,395,012	(4,985,717)	(3,590,705)
Dollars	—	—	—	—	—	—
Credit Card Loans	557,803	(394,072)	163,731	(45,454)	(4,085,173)	(4,130,627)
Pesos	557,804	(394,048)	163,756	(45,361)	(4,084,914)	(4,130,275)
Dollars	(1)	(24)	(25)	(93)	(259)	(352)
Receivables from Financial Leases	352,114	165,828	517,942	(992,155)	(265,857)	(1,258,012)
Pesos	433,309	199,986	633,295	(924,607)	(279,731)	(1,204,338)
Dollars	(81,195)	(34,158)	(115,353)	(67,549)	13,874	(53,675)
Total Loans excl. Foreign trade and U.S.$.loans	(1,302,160)	164,895	(1,137,265)	(12,350,282)	(13,738,429)	(26,088,710)
Pesos	(1,166,374)	185,115	(981,259)	(10,552,914)	(13,764,858)	(24,317,772)
Dollars	(135,786)	(20,220)	(156,006)	(1,797,368)	26,429	(1,770,939)
Foreign Trade Loans and U.S.$.loans	(812,679)	(137,151)	(949,830)	(1,579,981)	217,031	(1,362,950)
Pesos	—	—	—	—	—	—
Dollars	(812,679)	(137,151)	(949,830)	(1,579,981)	217,031	(1,362,950)
Total Loans	(2,114,839)	27,744	(2,087,095)	(12,350,282)	(13,521,398)	(25,871,680)
Pesos	(1,166,374)	185,115	(981,259)	(10,552,914)	(13,764,858)	(24,317,772)

	Year ended December 31,
	2021/2020			2020/2019

	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
Dollars	(948,465)	(157,371)	(1,105,836)	(1,797,368)	243,460	(1,553,908)
Repo transactions	8,845,341	2,316,849	11,162,191	6,042,649	(710,066)	5,332,583
Pesos	8,845,341	2,316,849	11,162,191	6,042,649	(710,066)	5,332,583
Dollars	—	—	—	—	—	—
Total Interest-Earning Assets	6,730,502	2,344,593	9,075,095	(6,307,633)	(14,231,464)	(20,539,097)
Pesos	7,678,968	2,501,964	10,180,931	(4,510,265)	(14,474,923)	(18,985,189)
Dollars	(948,465)	(157,371)	(1,105,836)	(1,797,368)	243,460	(1,553,908)
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	4,003,683	4,044,060	8,047,743	4,455,646	(15,709,737)	(11,254,091)
Pesos	4,012,963	4,134,736	8,147,699	4,510,140	(15,725,510)	(11,215,370)
Dollars	(9,280)	(90,676)	(99,956)	(54,494)	15,774	(38,720)
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	6,673,220	4,919,248	11,592,468	3,386,351	(6,190,075)	(2,803,724)
Pesos	6,672,682	4,914,889	11,587,571	3,408,982	(6,172,910)	(2,763,928)
Dollars	538	4,359	4,897	(22,631)	(17,165)	(39,796)
Subordinated Loans and Negotiable Obligations	(1,653,342)	(383,619)	(2,036,961)	(6,733,350)	(6,034,999)	(12,768,349)
Pesos	(1,445,654)	(209,518)	(1,655,172)	(6,653,981)	(5,906,806)	(12,560,787)
Dollars	(207,688)	(174,101)	(381,789)	(79,369)	(128,193)	(207,562)
Total Interest-Bearing Liabilities	9,023,561	8,579,689	17,603,250	1,108,647	(27,934,811)	(26,826,164)
Pesos	9,239,991	8,840,107	18,080,098	1,265,141	(27,805,226)	(26,540,085)
Dollars	(216,430)	(260,418)	(476,848)	(156,494)	(129,584)	(286,079)
Low and Non-Interest Bearing Deposits
Special Checking Accounts	(7,747)	45,751	38,004	6,877	(78,395)	(71,518)
Pesos	(7,173)	45,836	38,663	10,725	(77,803)	(67,078)
Dollars	(574)	(85)	(659)	(3,848)	(592)	(4,440)

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2021	2020	2019

	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	275,945,431	252,550,838	230,674,376
Dollars	31,680,132	36,065,806	68,221,147
Total	307,625,563	288,616,644	298,895,523
Net interest earned
Pesos	48,074,924	57,270,589	59,240,706
Dollars	1,059,973	3,231,205	550,749
Total	49,134,897	60,501,794	59,791,455
Net Interest Margin
Pesos	17.4%	22.7%	25.7%
Dollars	3.3%	9.0%	0.8%
Weighted average yield(3)	16.0%	21.0%	20.0%
Yield Spread
Pesos	12.5%	18.1%	16.8%
Dollars	3.7%	10.0%	0.2%
Weighted interest spread(4)	13.1%	19.0%	16.8%
Gross Yield
Pesos	39.2%	39.3%	55.4%
Dollars	4.7%	11.8%	2.9%
(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government, the Central Bank, and other public sector and corporate issuers. The following table sets out our investments in Argentina and other governments and corporate securities, as of December 31, 2021 and 2020 by type and currency of denomination.

	12/31/2021	12/31/2020
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Argentine Bonds in pesos disc, Mat 12/31/21	4,892,247	—
Treasury Bill in pesos aj CER 1,20% Mat 03/18/22	2,999,345	241,007
Treasury Bill in pesos aj CER Mat.10/21/22	2,970,000	—
Treasury Bonus in pesos Aj CER 1,40% Mat.03/25/23	1,812,860	442,082
Treasury Bill in pesos aj CER Mat.02/28/22	1,267,107	—
Treasury Bill in pesos a disc. Mat.03/31/22	1,264,325	—
Argentine BondsU$S STEP UP 04/29/22	799,323	—
Treasury Bonds in pesos Mat. 02/06/2023	517,592	—
Treasury Bill in pesos aj CER Mat. 03/31/22	433,764	—
Títulos Discount Denominados in pesos 2033	327,592	176,650
Treasury bonds in dollars 4% maturity August 5, 2021	405,622	647,908
Argentine National Bonds 2,5% in pesos 07/22/2021 (TC21)	—	8,161
Bocon – Consolidation Bonus in pesos 8 serie (PR15)	2,286	6,714
Treasury Bill in pesos aj CER 2026 ( TX26)	3,571	—
Argentine National Bonus. U$S STEP UP Mat.07/09/30	5,975	—
Treasury Bonds (TO23)	3,451	—
Treasury Bill in pesos aj CER Mat 07/29/2022	134,072	—
Discount Securities in pesos 2033 CER	3,407	—
Treasury Bill in pesos Mat 12/31/2021	43,802	—
Others	1,151,518	11,857,912

Securities issued by the Central Bank
Liquidity Central Bank Bills Mat 01/11/2022	356,358	—
Liquidity Central Bank Bills Mat. 01/20/2022	19,616	—
Liquidity Central Bank Bills Mat. 01/07/2021	—	450,076
Liquidity Central Bank Bills Mat. 01/26/2021	—	441,373
Liquidity Central Bank Bills Mat. 12/31/2021	—	22,641

Corporate Securities
On Santander Rio in pesos CL,25 Mat,06/10/22	254,644	—
On Ypf Energía Elec in pesos CL.7 Mat.05/20/22	52,858	—
On Pyme Venturino in pesos Mat.10/05/23	4,016	—
On Telecom Arg in pesos CL.6 Mat.12/10/21	—	108,519
On Telecom Arg in pesos CL,7 Mat,12/10/23	—	245,280
On Ypf S,A Cl,5 in pesos Mat,01/24/21 CG	—	252,489
Others	32,334	—

Total debt securities at fair value through profit or loss	19,757,685	14,900,812

	12/31/2021	12/31/2020
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Government securities
Treasury Bonds Step al U$S 04/29/22	3,732,233	7,246,104
Treasury Bonds in pesos Mat 02/06/2023	3,692,500	—
Treasury Bill in pesos Aj CER 1,50% Mat,03/25/24	1,272,112	898,009
Treasury Bill in pesos a desc. Mat 08/16/22	1,038,000	—
Treasury Bill in pesos a desc. Mat. 04/29/22	883,000	—
Bono Tesoro in pesos Aj CER 1,40% Vto.03/25/23	592,751	472,707
Treasury Bonds Nac in pesos Badlar+200 04/03/22	545,082	—
Treasury Bonds in pesos a desc. Mat 01/31/22	461,269	—
Bono Pcia Bs As in pesos Canc Deuda Mat,09/07/22	7,271	—
Treasury bonds TV22	414,717	329,243
Treasury Bill in pesos Aj CER X31M2	181,146	—
Treasury Bonds in pesos AJ,CER 1,20%-Mat,03/18/2022 C,G, (TX22)	172,238	—
Treasury Bill in pesos Aj CER Mat, 02/28/2022	367,612	—
BONO TESORO NACIONAL DLK 0.30% 04/28//23	52,404	—
Treasury Bonds in pesos Aj CER 1,20% Mat 03/18/22	—	377,354
Treasury bonds T2V1	—	195,205
Treasury Bonus in pesos AJ,CER 1,20%-Mat,03/18/2022 C,G, (TX22)	—	48,898
Otros	—	595,395

Securities issued by the Central Bank
Liquidity Central Bank Bills Mat 01/18/22	17,668,890	—
Liquidity Central Bank Bills Mat.01/25/22	11,695,596	—
Liquidity Central Bank Bills Mat.01/11/22	8,403,763	—
Liquidity Central Bank Bills Mat.01/04/22	6,970,971	—
Liquidity Central Bank Bills Mat.01/20/22	6,857,221	—
Liquidity Central Bank Bills Mat.01/06/22	5,465,856	—
Liquidity Central Bank Bills Mat.01/19/21	—	14,801,382
Liquidity Central Bank Bills Mat.01/05/21	—	6,006,396
Liquidity Central Bank Bills Mat.01/21/21	—	5,908,489
Liquidity Central Bank Bills Mat.01/07/21	—	5,544,435
Others	—	10,277,044

Corporate Securities
On MSU S.A. Cl. 2 UVA Mat.08/06/23	111,292	—
On Cent ter Gen/Med UVA Mat.11/12/24	54,418	—
On Newsan Cl.9 $ Mat.08/26/22	53,284	—
Others	32	48

	12/31/2021		12/31/2020
Measure at amortized cost
LOCAL
Public bonds
Treasury Bonus in pesos Fixed rate 22% Mat,05/21/22	8,236,566		8,428,822
Argentine Sovereign Bond, in pesos Badlar+200 04/03/2022	—		382,519
National Treasury Bonus T2V1	—		157,275

Securities issued by the Central Bank
Others	16		5,389

Total other debt securities	78,930,240		61,674,714
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
Ternium Arg S.A	33,451		80
Pampa Energía S.A.	24,701		12,507
Aluar SA	18,141		78
Grupo Financiero Galicia SA	16,273		113,027
Loma Negra S.A.	16,086		4,798
YPF SA	9,628		269
Transener SA	7,290		—
Banco Macro SA	6,089		207
Bolsas y Mercados Arg. $ Ord. (BYMA)	3,765		97
Edenor SA	3,461		—
Others	18,128		454

Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	107,267	(1)	44,070

Total investments in equity instruments	264,280		175,587
Total	98,952,205		76,751,113

(1)	Includes an equity investment in Modo of Ps.36,957 thousand. The Bank owns 3.510% of the shares of Modo, which is a company fully owned by most banks operating in Argentina. It developed and launched Modo in late 2020 as a way to send and receive money with people you know, using their mobile phone numbers as ID without the need for a CBU, alias account number or CVU (uniform virtual key). In the beggining of 2021 also added a Peer to Merchant solution for payments through a QR code. Modo is a standalone app or it can be embedded in the banking apps and intends to become a strong player in the digital payment segment.

The following table sets out the weighted average yield for each range of maturities, to debt securities that are not held at fair value:

Grupo Supervielle S.A.
As of December 31, 2021
After 5
		After 1 year	year
Debt securities that are not held at	Within 1	through	through	After 10
fair value	year	5 years	10 years	years	Total
Weighted average yield	23.9%	—%	—	—	23.9%

The weighted average yield was calculated as the sum of each bond’s returns divided by the sum of each bond’s average holding considering their remaining maturity.

The following table sets out the aggregate book value of securities from a single issuer that exceeds 10% of Grupo Supervielle Shareholder´s Equity:

		%Shareholder´s
Single Issuer	12/31/2021	Equity
Argentine government*	40,451,283	79%
Central Bank	57,438,287	112%
	97,889,570

*Includes Ps.8.2 billion of Treasury Bonds considered in the Minimum Reserve Requirements.

Loans and other Financing

Our loan and other financing portfolio are included in Note 26 to our audited consolidated financial statements. Loans and The Other Financing of our audited consolidated financial statements.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2021 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Maturing as of December 31, 2021
		After 1	After 5
		year	year
	Within 1	through	through	After 15
	year	5 years	15 years	years	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	22,738	—	—	—	22,738
To the financial sector	5,160	71,672	—	—	76,832
To the non-financial private sector and foreign residents:
Overdrafts	5,099,460	—	—	—	5,099,460
Promissory notes	41,031,831	5,617,525	—	—	46,649,356
Mortgage loans	4,862,345	70,357	1,461,981	9,244,135	15,638,819
Automobile and other secured loans	1,664,033	2,141,197	—	—	3,805,230
Personal loans	6,998,510	19,947,136	637,687	93	27,583,426
Credit card loans	29,615,072	635,377	—	—	30,250,449
Foreign trade loans and U.S. dollar loans	5,004,621	5,059,664	787,346	—	10,851,631
Others	18,171,313	1,359,102	16,973	—	19,547,388
Receivables from financial leases	246,049	5,658,390	92,380	—	5,996,819
Total loans and other financing	112,721,132	40,560,420	2,996,367	9,244,228	165,522,148

Interest Rate Sensitivity

The following table analyzes the amount of our loan and other financing portfolio due after one year at fixed and variable interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Amount due after one year at
	Fixed	Variable
	interest rate	interest rate	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	—	—	—
To the financial sector	71,672	—	71,672
To the non-financial private sector and foreign residents:
Overdrafts
Promissory notes	3,420,451	2,197,074	5,617,525
Mortgage loans	—	10,776,474	10,776,474
Automobile and other secured loans	1,927,516	213,681	2,141,197
Personal loans	20,580,214	4,702	20,584,916
Credit card loans	635,377	—	635,377
Foreign trade loans and U.S. dollar loans	5,847,010	—	5,847,010
Others	1,000,124	375,951	1,376,075
Receivables from financial leases	4,294,925	1,455,845	5,750,770
Total loans and other financing	37,777,289	15,023,726	52,801,015

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated. The past due loans listed in the table below include loans of the Bank, Tarjeta, Espacio Cordial, IUDÚ and MILA past due more than 90 days.

	Grupo Supervielle S.A.
	Year ended December 31,
	2021	2020	2019
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	107,127	422,448	2,356,323
Promissory notes	40,871	219,077	506,215
Mortgage loans	445,945	780,790	1,535,823
Automobile and other secured loans	1,846,900	276,051	62,455
Personal loans	1,869,504	249,336	2,257,109
Credit card loans	365,355	226,281	1,111,155
Foreign trade loans	1,304,041	2,735,516	4,766,412
Other loans	450,955	775,121	1,325,287
Receivables from financial leases	26,175	144,895	553,070
Total Past Due Loans and other financing	6,456,873	5,829,517	14,473,848
Past Due Financings
With Preferred Guarantees	1,791,586	3,441,791	5,122,912
Without Guarantees	4,665,286	2,387,726	9,350,937
Total Past Due Financings	6,456,873	5,829,517	14,473,848

Analysis of the Allowance for Loan Losses

The analysis of the allowances for loan losses are included in Note 1.11 and Note 26 of our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

The following table analyses the ratio of allowances for loans losses to total loans:

	Grupo Supervielle S.A.
	Year ended December 31,
	2021	2020	2019
Allowances for loan losses	10,047,819	12,716,401	13,874,750
Loans and other financing	165,522,148	171,801,618	194,729,014
Allowances as a percentage of Loans	6.07%	7.40%	7.13%

The following table analyzes the ratio of net charge-offs to average loans, disclosed by loan category.

	Grupo Supervielle S.A.
	As of December 31,
	2021			2020			2019
		Write-offs	Net Charge-		Write-offs	Net Charge-		Write-offs	Net Charge-
		and	offs/average		and	offs/average		and	offs/average
	Average	reversals	loans	Average	reversals	loans	Average	reversals	loans
Loans:
Promissory notes	27,829,584	(205,010)	(0.74)%	22,397,462	(245,946)	(1.10)%	19,200,432	(318,668)	(1.66)%
Unsecured corporate loans	20,430,653	(3,948,719)	(19.33)%	26,383,237	(1,297,497)	(4.92)%	22,306,955	(753,802)	(3.38)%
Overdrafts	7,381,619	(341,551)	(4.63)%	10,013,128	(2,063,781)	(20.61)%	14,396,482	(231,134)	(1.61)%
Mortgage loans	15,636,904	(9,050)	(0.06)%	16,070,541	(1,050,884)	(6.54)%	16,884,968	—	—%
Automobile and other secured loans	3,160,678	(37,128)	(1.17)%	2,402,640	(209,650)	(8.73)%	3,794,236	(435,340)	(11.47)%
Personal loans	29,797,979	(1,932,996)	(6.49)%	32,066,247	(2,651,468)	(8.27)%	47,128,917	(5,292,218)	(11.23)%
Credit card loans	26,731,491	(908,004)	(3.40)%	24,268,029	(1,575,774)	(6.49)%	25,153,520	(1,861,793)	(7.40)%
Foreign Trade Loans	18,411,188	(92,200)	(0.50)%	30,443,210	(382,891)	(1.26)%	52,372,718	(1,368,479)	(2.61)%
Loans to the Financial Sector	40,989	—	—	317,486	—	—	1,141,693	—	—
Receivables from financial leases	5,454,306	(130,877)	(2.40)%	5,563,785	(148,928)	(2.68)%	9,122,509	(73,004)	(0.80)%
Total	154,875,391	(7,605,535)	(4.91)%	169,925,765	(9,626,820)	(5.67)%	211,502,430	(10,334,436)	(4.89)%

Allocation of the Allowance for Loan Losses and Other Financing

The allocation of allowances for loan and other financing losses by category of loans are included in Note 1.11 and Note 26 of our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses”.

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2021 and 2020.

	Grupo Supervielle S.A.
	As of December 31,
	2021		2020		2019
		% of		% of		% of
	Loan	Loan	Loan	Loan	Loan	Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Oils and oilseeds	718,538	0.4%	454,796	0.3%	558,377	0.3%
Agriculture, crops and fruit	10,654,884	6.4%	13,061,795	7.6%	6,989,491	3.6%
Manufactured foodstuff, cattle beef	8,398,900	5.1%	9,003,551	5.2%	5,778,664	3.0%
Household items, sales / Trading	418,265	—%	83,249	—%	393,202	—%
Automotive vehicles and car parts	2,458,797	1.5%	2,818,157	1.6%	3,295,466	1.7%
Sugar	972,617	0.6%	1,208,742	0.7%	1,415,418	0.7%
Foreign and local banks	43,019	—%	10,555	—%	26,311	—%
Alcoholic beverages	386,641	0.2%	231,656	0.1%	284,696	0.1%
Civil construction	1,186,026	0.7%	4,351,226	2.5%	11,679,466	6.0%
Road works and specialized construction	4,179,606	2.5%	4,603,866	2.7%	8,278,782	4.3%
Cooperatives and small financial institutions	6,762,022	4.1%	4,583,845	2.7%	5,166,075	2.7%
Private and public mail services	15,193	—%	22,001	—%	4,591	—%
Cattle raising	2,812,508	1.7%	3,367,336	2.0%	2,312,962	1.2%
Leather	285,952	0.2%	419,972	0.2%	560,118	0.3%
Electricity and gas distribution	1,544,942	0.9%	3,393,275	2.0%	3,337,767	1.7%
Home appliances, audio and video devices, production and importation	340,934	—%	69,484	—%	141,412	—%
Hydrocarbon extraction and production	243,014	0.1%	205,798	0.1%	21,838	0.0%
Families and individuals(1)	77,208,052	46.6%	79,075,148	46.0%	83,404,566	42.8%
Hypermarkets and supermarkets	477,602	0.3%	324,891	0.2%	523,088	0.3%
Machines and tools – Production, sale and/or lease	1,299,156	0.8%	1,588,816	0.9%	2,057,536	1.1%
Motorcycles, parts and accessories	1,969	—%	25,085	—%	59,147	—%
Paper and cardboard	769,666	0.5%	937,550	0.5%	1,277,218	0.7%
Plastic - Manufactures	743,077	0.4%	1,025,946	0.6%	1,567,834	0.8%
Metal products	1,044,349	0.6%	1,428,241	0.8%	1,563,135	0.8%
Pharmaceutical products and laboratories	1,047,699	0.6%	1,001,446	0.6%	1,397,222	0.7%
Chemical products	1,467,135	0.9%	1,826,181	1.1%	1,895,595	1.0%
Waste collection and recycling	2,442,987	1.5%	1,776,357	1.0%	1,771,938	0.9%
Corporate services	2,001,128	1.2%	2,314,522	1.3%	2,420,309	1.2%
Health services	2,132,547	1.3%	1,424,801	0.8%	1,104,499	0.6%
Mineral extraction and production	2,317,786	1.4%	635,008	0.4%	9,146,541	4.7%
Telecommunications	39,553	—%	35,104	—%	64,036	—%
Textile industry	4,367,024	2.6%	3,108,228	1.8%	3,900,564	2.0%
Cargo transportation	2,859,299	1.7%	2,217,298	1.3%	4,147,751	2.1%
Wine industry	6,124,065	3.7%	5,874,417	3.4%	7,241,571	3.7%
Real estate agencies	133,978	0.1%	306,920	0.2%	433,199	0.2%
Other(2)	17,623,218	10.6%	18,986,351	11.1%	20,508,627	10.5%
Total	165,522,148	100.0%	171,801,618	100.0%	194,729,014	100.0%

(1)Loans for personal consumption.

(2)Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2021 and 2020.

	Grupo Supervielle S.A.
	As of December 31,
	2021		2020		2019
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	28,153,316	—%	32,266,165	—%	31,121,868	—%
Dollars	1,718,812	—%	2,344,623	—%	18,242,394	—%
Total	29,872,128	—%	34,610,788	—%	49,364,262	—%

	Grupo Supervielle S.A.
	As of December 31,
	2021		2020		2019
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate
Savings accounts
Average
Pesos	31,956,291	0.3%	35,343,171	0.2%	34,259,879	0.4%
Dollars	12,529,645	—%	14,739,617	—%	31,823,384	—%
Total	44,485,936	0.2%	50,082,787	0.1%	66,083,263	0.2%
Special checking accounts
Average
Pesos	57,363,992	36.8%	42,966,550	22.2%	30,675,774	43.3%
Dollars	10,684,512	0.4%	10,861,924	0.3%	23,625,932	0.3%
Total	68,048,504	31.1%	53,828,475	17.8%	54,301,706	24.6%
Time deposits
Average
Pesos	91,189,710	41.2%	84,454,763	35.0%	85,882,349	48.8%
Dollars	4,414,511	0.40%	6,844,165	1.80%	11,899,222	1.30%
Total	95,604,221	39.4%	91,298,928	32.5%	97,781,571	43.1%

	Grupo Supervielle S.A.
	As of December 31,
	2021		2020		2019
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	58		356		966
Dollars	—		—		—
Total	58		356		966
Savings accounts
Average
Pesos	3,623		3,929		11,715
Dollars	16,731		10,880		43,606
Total	20,354		14,809		55,321
Time deposits
Average
Pesos	5,459		7,876		5,357
Dollars	—		—		452
Total	5,459		7,876		5,809

	2021	2020	2019

	(in thousands of Pesos)
Uninsured deposits	191,034,412	161,421,727	96,244,392

Maturity of Deposits

The following table sets forth information regarding the maturity of our time deposits exceeding the SEDESA insurance limit at December 31, 2021.

Grupo Supervielle S.A.
As of December 31,
2021
(in thousands of Pesos)
Time Deposits
3 months or less;	64,035,624
Over 3 months through 6 months;	633,050
Over 6 months through 12 months;	58,608
Over 12 months	—
Total Time Deposits(1)	64,727,282

(1)Only principal. Excludes the CER and UVA adjustment.

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency was set at Ps.1,000,000 as from March 1, 2019 and increased to Ps.1,500,000 as of May 1, 2020.

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

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2021		2020		2019
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate

	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	5,133,972	2.9%	7,844,837	3.7%	16,587,839	5.3%
Average during period	5,963,154	4.8%	36,390,955	5.7%	13,033,013	18.9%
Maximum monthly average	7,029,625		80,307,454		18,273,030
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	1,103,220	32.5%	943,950	30.2%	1,906,096	19.2%
Average during period	974,468	18.3%	1,266,003	35.3%	2,737,982	67.0%
Maximum monthly average	1,296,141		1,626,881		3,599,554
Other(1)
Total amount outstanding at the end of the reported period	14,164,564	—%	13,778,542	—%	19,776,334	—%
Average during year	10,867,525	—%	13,309,503	—%	10,050,071	—%
Maximum monthly average	14,354,476		16,240,642		13,028,777
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	1,008,488	34.1%	6,259,903	34.3%	11,729,845	26.4%
Average during year	2,166,239	14.4%	7,714,807	26.5%	20,077,099	34.1%
Maximum monthly average	4,230,181		10,659,219		23,389,173

(1)Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020	2019
Net Income for the year attributable to owners of the parent company	(1,734,541)	5,282,780	(4,421,383)
Average total assets(1)	398,939,400	386,948,418	411,507,198
Average shareholders’ equity	53,223,155	51,925,191	47,986,902
Shareholders’ equity at the end of the period attributable to owners of the parent company	51,509,505	53,812,414	48,117,782
Net income as a percentage of:
Average total assets	(0.4)%	1.4%	(1.1)%
Average shareholders’ equity	(3.3)%	10.2%	(9.2)%
Declared cash dividends	252,504	514,711	800,089
Dividend payout ratio(2)	(14.6)%	9.7%	(18.1)%
Average shareholders’ equity as a percentage of average total assets	13.3%	13.4%	11.7%
(1)	Calculated on a daily basis.
(2)

Calculated by dividing dividend paid in the year by net income for the year attributable to owners of the parent company under IFRS. As mentioned in Note 25 to our audited consolidated financial statements, dividends are paid based on distributable retained earnings calculated in accordance with the rules of the Argentine Central Bank.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and IUDÚ’s consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2021, 2020 and 2019 under IFRS. Minimum capital requirements have been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	December 31,
	2021	2020	2019
Calculation of excess capital:
Allocated to assets at risk	12,957,481	9,047,140	7,164,842
Allocated to Bank premises and equipment, intangible assets and equity investment assets	2,035,689	1,350,035	826,133
Market risk	965,159	551,765	251,739
Interest rate risk	—	—	—
Public sector and securities in investment account	34,489	27,651	11,472
Operational Risk	4,805,957	3,233,793	2,349,952
Required minimum capital under Central Bank regulations	20,798,775	14,210,384	10,604,138
Basic net worth	42,938,440	30,242,263	16,991,091
Complementary net worth	1,564,272	1,090,865	1,033,734
Deductions	(11,770,286)	(7,028,227)	(2,999,716)
Total capital under Central Bank regulations	32,732,426	24,304,901	15,025,109
Excess capital	11,933,651	10,094,517	4,420,971
Risk Weighted Assets(1)	254,513,436	173,834,352	129,638,218
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	12.9%	14.0%	11.6%
Average shareholders’ equity as a percentage of average total assets	12.5%	11.2%	10.4%
Total liabilities as a multiple of total shareholders’ equity	8.1	7.5	7.1
Cash as a percentage of total deposits	11.1%	20.3%	28.7%
Liquid assets as a percentage of total deposits(2)	49.2%	49.7%	36.5%
Tier 1 Capital / Risk Weighted assets	12.2%	13.4%	10.8%
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

(2)	Liquid assets include cash, securities issued by the Central Bank, and Repo transactions with the Central Bank.

As of December 31, 2021, the Bank’s Tier 1 capital ratio on a consolidated basis with IUDÚ was 12.2% compared to 13.4% as of December 31, 2020. Including the liquidity held by the holding company (Grupo Supervielle), which are available for further capital injections into its subsidiaries or for investments for further growth, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2021 was 12.7%. The bank’s Tier 1 ratio coincides with CET 1 ratio. Tier 1 Capital Ratio reflected: 1) higher deductions from Tier 1 capital on increased IT investments, ii) impact on net results on accelerated headcount efficiencies in the quarter, iii) write offs that reduced the expected loss regulatory easing on capital, and iv) a 10% increase in risk weighted assets, which was more than offset by inflation adjustment of capital.

As of December 31, 2021, the Bank’s total capital ratio on a consolidated basis with IUDÚ was 12.9% compared to 13.9% as of December 31, 2020. Including the funds held by the holding company (Grupo Supervielle) which could be used to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2021 was 13.3%.

Item 5.	Operating and Financial Review and Prospects

Item 5.AOperating Results

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking Statements,” “Item 3.D. Risk Factors,” and the matters set forth in this annual report generally.

This discussion should be read in conjunction with our audited consolidated financial statements which are included elsewhere in this annual report.

Financial Presentation

Our audited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2021.

Our segment disclosure for the years ended December 31, 2021, 2020 and 2019 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

In 2021 we operated our business through the following segments:

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

•

Consumer Finance: After the launch of the IUDÚ platform in in 2021, we are transforming our business that previously offered personal loans and credit cards with an on-site model to a 100% digital banking platform that is taking retail deposits to lower cost of funds and offering a growing range of financial services to a broader lower-risk customer base and through Tarjeta branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, its new portfolio of used car loans and its respective results are recorded under Consumer Finance segment.

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

•

Asset Management and Other Services: Grupo Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Supervielle also offers products and services through IOL invertironline.

New Standards and Interpretations issued by the IASB adopted by Grupo Supervielle:

Below is a list of New Standards and Interpretations issued by the IASB adopted by Grupo Supervielle.

•Amendments to IFRS 16 “Leases” COVID-19 Rent Concessions

•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest rate benchmark (IBOR) reform — Phase 2

See Note 1.1.3 to our audited consolidated financial statements for a more comprehensive discussion of the effects of the adoption of these new standards.

Overview

We operate in a complex economic context both nationally and internationally. In recent months, the behavior of international markets has been affected by the advance of the Delta and Omicron variants of the COVID-19, the persistence of significant global inflationary pressures, and the geopolitical conflict between Russia and Ukraine, among other factors. Consequently, the global economic recovery continues to progress, but at a slower pace than previously forecasted. The current global context appears to be converging towards a scenario of more moderate economic growth with tightening of financing conditions, to which are added additional inflationary pressures due to delays in production chains and the rise in the prices of some raw materials. The U.S. Federal Reserve has begun to reduce the liquidity injected into the markets (a process known as tapering) and on March 16, 2022, the U.S. Federal Reserve approved an increase of 0.25% in interest rates, the first increase since December 2018. According to the latest projections by the members of the Monetary Policy Committee of the U.S. Federal Reserve, during 2022 there would be additional rises in interest rates.

Before the COVID-19 pandemic, the Argentine economy was contracting and 2020 was the third consecutive year of economic crisis in Argentina. According to data published by the INDEC, the Argentina’s GDP increased by 10.3% in 2021, mainly as a result of the implementation of vaccination programs, which enabled the lifting of certain mobility restrictions that had been enforced in Argentina until the end of 2020, and to the increase in commodity prices, which resulted in an increase in U.S. dollar exports. As a result, the Argentine economy recovered after its significant contraction of 9.9% in 2020. However, Argentina’s real GDP for the fourth quarter of 2021 real GDP was still 3.7% below Argentina’s real GDP for the fourth quarter of 2017. See “Item 3.D. Risk Factors—Risks Relating to Argentina—The ongoing COVID-19 pandemic and government measures to limit the spread of the virus have disrupted the global and Argentine economies, and affected, and could continue to affect, our business and results of operations.” In recent years, the dynamics of the Argentine financial system continued contracting in real terms. As of December 31, 2021, the ratio of total private sector loans and deposits of the Argentine financial system to GDP remained at levels below the average observed in other countries in the region and the world, with this ratio estimated to be 8.3% and 14.8%, respectively, below the levels existing in 2020.

In the current extraordinary context in Argentina, we continue to balance risk and profitability by managing the credit cycle and excess liquidity through asset and liability management. We also continue to face further pressures as a result of higher cost of funds resulting from the floor on interest rates on time deposits and subsidized rates on mandatory credit lines to SMEs. In addition, new and existing regulations may continue to impact on fees which are charged to customers. In terms of expenses, we continued to exercise strict control on our recurring costs, although our investments made in order to accelerate our digital transformation and to improve our service across our branches resulted in certain temporary increases in our costs.

The Argentine Economy and Financial System

Introduction

In 2021, according to recent available estimates of the IMF, the world economic activity expanded by 5.9%, as a result of the recovery from the crisis caused by the Covid-19 pandemic, which broke out by late 2019 in China and escalated during the first two months of 2020.

This performance is mainly explained by the GDP increase by 5% and 6.5% in developed countries and emerging countries, respectively. With respect to the recovery dynamics, most economies showed an improvement since the last quarter of 2020. However, as of the first and second quarters of 2021, the activity level started to grow as a result of the lifting of mobility restrictions following the commencement of vaccination campaigns.

In respect of the vaccination campaign, a key factor which explains the growth of the economic activity, by late December 2021, a significant portion of the world population had a full vaccination scheme, which was mainly driven by developed countries such as the United States, the United Kingdom, France, Italy and Canada among others. As for Latin America, Chile and Uruguay led the vaccination efforts in the region ahead of the other countries, reaching around 80% of vaccinated people as of December 2021. On the other hand, Brazil, Colombia, Peru, Bolivia and Paraguay accelerated the campaign between the second and third quarters of the year, fully vaccinating over half of their population. As for Argentina, vaccination began in January 2021, but the dynamics accelerated sharply from July; thus, by December 2021, about 71% of the population had been vaccinated with two doses.

During 2021, the currencies of most of Argentina’s trade partners depreciated as against the US dollar. Only China, Vietnam and Canada evidenced a nominal appreciation of their currencies. In contrast, the Chilean peso depreciated by 16%, the Brazilian real by 10% and the euro by 8%. During the first half of the year most of the currencies remained neutral as against the US dollar while the trend to depreciation intensified during the second half of 2021 as a result of the strengthening of the U.S. dollar. As to Argentina, the peso depreciated by 23% in a context in which the Central Bank decelerated the depreciation rate in an attempt to reduce the inflation rate. Prices continued accelerating and the exchange rate ended at 18% below the inflation rate, resulting in an appreciation in real terms of 3.4% on average in the year and of 17.4% year-on-year pursuant to the Multilateral Real Exchange Rate Index prepared by the Central Bank.

The recovery of commodities, which had begun in April 2020, with the lifting of mobility restrictions at world level and the reopening of world trade, continued in 2021. The price of commodities grew by 32.4% accumulated as of October 2021 and hit its record in the year during such month, to then fall by 4.1% until December. As a result, prices accumulated a 27.1% increase year-on-year as compared to the closing of 2020 and 34% taking into account the average of each year. In contrast, the prices of commodities exported by Argentina, measured by the commodities price index prepared by the Central Bank, grew by 20.1% year- on-year, while they increased by 39.6% as compared to the annual average.

In respect of interest rates, the U.S. Federal Reserve decided to maintain its target at 0.25% (with a minimum lower than 0% and a median of 0.125%) throughout 2021 to extend the economic recovery. However, acceleration of inflation in the United States, which reached 7% in 2021, could be a factor for change in policies regarding interest rates in 2022.  In fact, the most recent dot plot of the U.S. Federal Reserve, which shows projections for the federal funds rate, reflects that 10 out of 18 participants expect three rate rises for this year. Thus, according to the median of such projections, the interest rate target in 2022 my go to 0.875% from the current 0.125%. Additionally, in November, the U.S. Federal Reserve started to reduce the pace of purchase of Treasury bonds and mortgage-backed securities by U.S.$15 billion, which were later reduced further in December to U.S.$30 billion.

Global financial markets reflected heterogeneous behaviors at world level in line with the discrepancies in the economic recovery and their monetary policy . In the first half of 2021, according to the MSCI index, global equities accumulated an 11.4% rise while those of emerging markets rose by 6.5%  and those of developed markets rose by 12.2%. However, as from June, these contrasts intensified. Specifically, stocks from emerging countries dropped by 10.4% in the second half of the year, while those of developed markets increased by 7.1%. As a result, global stock markets ended with a rise of 16.8%, mainly led by developed markets which grew by 20.1% in contrast to emerging markets which accumulated a drop of 4.6%.

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

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2019	2020	2021
GDP real growth (%)	(2.2)	(9.9)	10.3
Primary fiscal balance (excludes interest) (as a % of GDP) (2)	0.4	6.5	2.2
Total public debt (as a % of GDP) (3)	88.8	102.8	82.2
Trade balance (in million U.S.$)	15,991	12,528	14,750
Total deposits (as a % of GDP) (1)	14.7	15.6	14.8
Loans to the private sector (as a % of GDP) (1)	9.8	9.9	8.3
Unemployment rate-end year- (%)	8.9	11.0	8.2
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	53.8	36.1	50.9
Average nominal exchange rate (in Ps.Per U.S.$)	48.24	84.15	95.16

Source: INDEC, Central Bank and City of Buenos Aires

(1)Company estimates based on Central Bank information

(2)Company estimates based on information published by the Ministry of Economy

(3)Information published by the Ministry of Economy as of September 30, 2021

Foreign Trade and Foreign Exchange Market

During 2021, the trade balance accumulated a surplus of U.S.$14,747 million, which implied an improvement over the positive result of U.S.$12,528 million reached in 2020, and thus trade surpluses were recorded in three consecutive years after six years of negative results. The trade balance dynamics is mainly the result of three factors: the strong recovery of the economic activity, the dynamics of the foreign exchange gap and the prices of commodities. The first two resulted in imports reaching 49%, above 2020 levels, i.e. U.S.$63,186 million. The best performing imports in 2021 were fuels and lubricants (121.3%) and parts and accessories for capital goods (56.6%). Exports also recorded a great performance with U.S.$77,934 million, 42% up against 2020, including the rise of 49.9% in industrial manufacturing and of 45.1% in fuels and energy.

As regards international reserves, in 2021 and in contrast to 2019 and 2020, accumulated reserves were recorded in the amount of U.S.$275 million, ending the year with a stock of U.S.$39,662 million. During the year, there were two distinct periods: from March to July  where reserves increased by U.S.$2,965 million thanks to the seasonality of the agricultural sector’s foreign exchange settlement and August, when the Central Bank increased its reserves by U.S.$4,274 million by reason of Special Drawing Rights (“SDRs”) distributed by the IMF to all member countries in the context of the global crisis caused by the COVID-19 pandemic. As regards the final result  and the most relevant components giving rise to this dynamics, the Central Bank purchased foreign currency for U.S.$5,049 million, accumulated U.S.$3,187 million and U.S.$1,199 million from Public Sector and minimum cash transactions, respectively, honored payments to international agencies for U.S.$2,028 million, while in terms of intervention of the foreign exchange gap, some U.S.$7,133 were drained.

The nominal exchange rate ended 2021 at U.S.$102.75, which meant a rise of the U.S. dollar value during the year of U.S.$18.6 or a peso devaluation of approximately 22.1%. The exchange rate dynamics  throughout the year was stable under a controlled depreciation scheme implemented by the Central Bank which was constantly below monthly inflation rates recorded during the year. During 2021, the exchange restrictions imposed by late 2019 continued and even some were tightened which maintained and even increased the foreign exchange rate gap during certain months. In fact, the blue chip swap (arising from the difference in the quotation of Argentine stocks measured in pesos and in U.S. dollars) reached 115% above the official exchange rate in November as a result of the uncertainty caused by the legislative election held during that month. Foreign exchange tensions reduced and the gap ended the year approximately at 105%.

Labor Market

In 2021, salaries showed an accumulated growth of 49.5% as of November (last available data). Private sector registered employees’ salaries accumulated 53.1% and in the non-registered private sector 39%. In turn, the accumulated increase in the public sector was much lower, by 54.5%.

The employment level during 2021 showed a strong recovery in line with the normalization of the economic activity, which not only recovered the level shown prior to the breakout of the pandemic in February 2010, but was even higher than such record. Taking into account the data until October, the total number of registered workers increased approximately by 394,907 in terms of work positions as compared to December 2020, which implied a rise of 3.3%. This is mainly the result of an increase in the number of registered workers in the private sector (111,325), registered workers in the public sector (69,127), private household workers (2,323) and self-employed/Small Taxpayers’ Simplified Scheme workers (212,132). As compared to the total employment composition prior to the outbreak of the pandemic, a change can be perceived: registered workers in the private sector went from 49.7% to 48.1% (but have not yet recovered the February 2020 level), registered workers in the public sector went from 23.3% to 26.9% (above the pre-pandemic level) and self-employed workers went from 19.8% to 21%.

On the other hand, unemployment rates of the first, second and third quarters were 10.2%, 9.6% and 8.2%, respectively, averaging 9.3% in the first three quarters of the year. The average unemployment rate showed a drop of 240 basis points as compared to the first three quarters of 2020 (from 11.7% in 2020 to 9.3% in 2021). In addition, the activity rate went from 42.4% in the third quarter of 2020 to 46.7% in the third quarter of 2021.

Fiscal Balance

The Argentine public sector recorded in 2021 a primary fiscal deficit without extraordinary revenues of Ps.980,241 million (approximately 2.2% of the GDP) while the financial deficit was Ps.1,664,482 million (3.7% of the GDP). During the year, fiscal accounts improved significantly due to two factors: in the first place, an additional of approximately Ps.311,373 million (0.7% of the GDP) was collected on account of the Extraordinary Solidarity Contribution. On the other hand, in September, revenues for $427,401 million (1% of the GDP) were recorded from the extraordinary allocation of SDRs by the IMF under the context of the global COVID-19 pandemic crisis. Thus, without considering these extraordinary revenues, the primary deficit  would have amounted to Ps.1,719,013 million (3.8%) and the financial deficit would have amounted to Ps.2,403,254 million (5.4% of the GDP). During 2021, revenues grew by 83.4% year-on-year (21.5% above inflation rates) and 68.2% without considering the aforementioned extraordinary revenues. The recovery in revenues was partly linked to the economic recovery throughout the year while the primary expense increased by 49.6%, reaching 9.6% below inflation rates. Its components included the year-on-year 12.2% drop in real terms of social benefits, which had strongly increased in 2020. In turn, the capital expenditure and the expense on subsidies reflected a material growth, with 54.3% and 31.4% year-on-year rises in real terms, respectively. The acceleration in the subsidy expenditure results from the fact that rates remained frozen throughout the whole year and accumulated more than two years without adjustments.

In 2021, Ps.684,241 million were paid as interest, a 26% rise against 2020 (-16.5% in real terms), representing 7.7% of the total revenues of the Argentine public sector (11.2% in 2020). Without considering extraordinary revenues, interest expense accounted for 8.4% of total revenues.

As in 2020, one of the critical aspects was access to financing by the Argentine Treasury as a large portion of the primary deficit had to be financed through monetary issuance. In fact, the Central Bank financial aid in 2020 amounted to U.S.$1,700,312 million, 2% higher than the financial deficit for the year. However, in September, when the revenues for SDRs allocation were computed, the Treasury paid U.S.$427,401 million on account of temporary advances and reduced its stock. Excluding this drop, the Central Bank’s monetary assistance to the Treasury in 2021 ended in U.S.$2,127,713 million, 88% of the financial deficit (without considering  the revenues for SDRs of for the Extraordinary Solidarity Contribution). More precisely, Temporary Advances totaled U.S.$912,599 million (123.8% higher than in 2020) while profit transfers amounted to U.S.$787,712 million (a 51% fall). On the other hand, in 2021 the Government secured net financing in the domestic market for approximately U.S.$748,712 million, 77% higher than the U.S.$424,000 million secured in 2020. Treasury debt placements where especially influenced as from June when due to the Communication “A” 7290 of the Central Bank, banks were authorized to use Treasury bonds for their minimum cash requirements.

Monetary Policy

During 2021, the Central Bank adopted a monetary policy in line with that implemented during 2020, and as access to the debt market remained restricted for Argentina, once again the Central Bank was forced to provide financial assistance to the Treasury throughout 2021. In such context, the monetary authority maintained interest rates at levels similar to those recorded by late 2020, with the monetary policy rate (interest rate of securities issued by the Central Bank “LELIQs”) at 38% throughout the year in order to absorb part of the greater monetary base issued throughout the year. However, the rates remained negative in real terms with a view to sustaining the economic recovery through credit policies for the most affected sectors through Líneas de Financiamiento a la Inversión Productiva (LFIP) which continued being the main vehicle to channel production credits for Micro, Small and Medium-Sized Companies under favorable financial terms.

As regards the foreign exchange policy, the Central Bank continued with its controlled depreciation scheme in 2021. However, in an attempt to reduce the acceleration and inflationary trends, the monetary authority started to decelerate the pace of the foreign exchange depreciation, which was below the inflation rate throughout the year. In fact, while in 2020 depreciation was 0.2% on average above monthly inflation rates, in 2021 such percentage was -1.67%, causing a strong appreciation of the real exchange rate.

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

On July 11, 2017, the INDEC started to publish a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area (which is the CPI that resumed publication in June 2016), the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region. For the period of January through December 2021, accumulated inflation using the National CPI was 50.9% compared to 36.1% for 2020 and 53.8% for 2019. In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. Adjustments approved by the Argentine government in electricity and gas tariffs, as well as the increase in the price of gasoline have been passed through to prices, creating additional inflationary pressures.

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

The general inflation rate (measured by the Consumer Price Index) reflected a 50.9% increase  in 2021 while the core inflation (excluding the effect of regulated and seasonal goods prices) was at 54.9%. This accounts for an increase of 14.8% and 15.4%, respectively, as compared to the 2020 inflation rate. The inflation dynamics during 2021 was relatively similar in the four quarters and was regularly above 3% on a monthly basis. After an average monthly inflation rate of 4.1% in the first quarter, price increase decelerated in the second quarter and in part of the third quarter as a result of the ever-increasing foreign exchange appreciation. In fact, the inflation rate during such quarters was of 3.5% and 3% per month on average, respectively. Finally, the last quarter was somewhat heterogeneous  as, in November, the government implemented price freeze measures which took the inflation rate to 2.5%. The inflation rate accelerated again in December to 3.8% returning to values close to those recorded in the first quarter. On the other hand, seasonal prices grew by 50.1% while regulated prices grew only by 37.7%, evidencing the continuation of the rate freeze.

At geographic level, the greatest year-on-year increases were recorded in the Patagonia area (51.6%), in the Greater Buenos Aires (GBA) area (51.4%), both above average, and in the Northwest region (50.8%). In contrast, in the Cuyo, Pampeana and Northeast regions the inflation rate was below the national average (50.6%, 50.5% and 49.7%, respectively).

As regards inflation components during 2021, goods recorded an increase in prices of 53.7% while services rose by 44.2%. These data show an increase in the relative price imbalance.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue or increase, the Argentine economy and our financial position and business could be adversely affected.”

The Financial System

The dynamics of the financial system continued to be affected by the COVID-19 pandemic throughout 2021, like in the vast majority of countries. However, the economic activity started to grow as of the first and second quarters of 2021, with the lifting of mobility restrictions as a result of the vaccination campaigns. Therefore, although certain measures remained effective that had been implemented by the Central Bank in 2021 to mitigate the financial pressure on debtors and to promote the access to financing for those most affected by the recession caused by the pandemic, other measures were gradually lifted.

The following measures were discontinued: (i) automatic 12-month refinancing of unpaid balances of credit cards due in April and September 2020 at a 43% and 40% interest rate, respectively; (ii) automatic rescheduling of unpaid loan payments due as end of April 2020 and throughout 2020; (iii) freezing of UVA instalments; (iv) flexibilization of criteria for debtor classification and allowance for bad debts; and (v) prohibition to charge fees on certain products.

The following measures continued in force: (i) payment by financial entities of a minimum interest rate on time deposits; (ii) suspension of distribution of dividends of financial entities; and (iii) grant of credit lines and loans to SMEs at preferential rates, among other. The financial system liquidity management remained high, as in recent years. In fact, the broad liquidity ratio (including not only cash but also Central Bank instruments and the Argentine Treasury Bonds eligible  as reserve requirements) of the banks on aggregate reached 66.3%, recording an increase of 4.2% as compared to the close of 2020. Additionally, the foreign exchange liquidity of the financial system continued to be historically high, ending at 81.8% in 2021, a 3.6% increase as compared to 2020.

The solvency ratios of the financial system continued to be historically high. The regulatory capital adequacy ratio of the sector totaled 26.2% of the risk weighted assets (RWA), according to October data, which represents an excess adequacy of almost two times (222%) that stipulated by applicable regulations.

Due to the contraction of the financial system in real terms in recent years, the deposit and loan to GDP ratio in the private financial system is below the average of other countries in the region and the world. The penetration both of deposits and loans continues being lower than the levels recorded before the 1999-2002 crisis.

According to December 2021 data, the deposit to GDP ratio was 14.8% and the loan to GDP ratio was 8.3% as compared to 15.6% and 9.9%, respectively, in 2020. The total deposits in the private sector financial system increased by 51.8% in 2021, totaling Ps.9,296,964 million, only a 0.6% above inflation. Deposits in Pesos recorded a 58.8% growth, or 5.2% in real terms, reaching Ps.7,742,706 million and U.S. dollar deposits measured in Pesos totaled Ps.1,554,258 million, up by 24.4%,  (17.5% below the price increase) while deposits measured in U.S. dollar showed a slight recovery of 0.9% after the sharp 17.7% fall in 2020. According to type of deposits in Pesos in the private sector, the CER/UVA adjusted time deposits showed a greater increase: 200.8% in nominal terms and 99.4% in real terms, in a scenario of great price acceleration. Although they remain a small part of the deposits in Pesos in the private sector, their share on the total went from 1.1% to 2,1% in 2021. Savings and checking accounts showed a good performance, with increases of 63.5% and 57.1%, 8.3% and 4.1% above inflation respectively. Like in 2020, the good performance of savings accounts was due to the direct transfers to the private sector made by the Government due to the health crisis.

Additionally, total private sector loans at year end amounted to Ps.4,423,908 million, an year-on-year increase of 40.6% on average (-6.8% in real terms). Private sector loans in Pesos grew by 48%, 1.9% below inflation, after the 9.8% increase in real terms in 2020, reaching a credit to GDP ratio penetration of 7.9%, and maintaining a very low percentage of U.S. dollar loans granted, which only represent 1.1% of the total loan penetration. The breakdown of loans by product showed that car loans increased by 123.3% (48%

in real terms) while the discount of commercial papers increased by 56.8% (3.9% above inflation). Mortgage loans were the worst performing loans in 2021, with a 30.6% increase, i.e. 13.5% below inflation.

Argentine Financial System Statistics from 2012 to 2021.

The following table shows the 2012 to 2021 evolution of major financial statements items for the financial system:

	December 31,
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021(1)

	(in billons of Pesos)
Assets	790	1,006	1,341	1,847	2,646	3,469	5,532	6,741	10,902	13,355
Liabilities	699	884	1,172	1,620	2,348	3,068	4,921	5,831	9,210	11,215
Shareholders’ equity	90.82	122	168	227	297	401	611	911	1,692	2,139
Loans	325	551	649	886	1,137.0	1,691	2,278	2,724	3,556	4,047
Non-financial public sector	31	48	51.47	75	52.83	38	49	104	98	115
Financial sector	9	13	11	13	26	44	62	58	69	60
Non-financial private sector	292	502	604	819	1,086	1,655	2,254	2,721	3,608	4,116
Provisions	(7)	(12)	(17)	(22)	(28)	(46)	(87)	(159)	(219)	(244)
Deposits	463	752	979	1,355	1,969	2,446	4,085	4,839	8,050	9,899
Non-financial public sector	131	203	257	291	0.44	0.46	865	763	1,442	1,796
Non-financial private sector	330	548	721	1,063	1,522	1,982	3,207	4,058	6,579	8,075

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

(1)	Figures as of June 30, 2021.

The table below shows the evolution of the number of financial institutions in the system:

	December 31,
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021(1)
Banks	65	66	65	62	63	62	63	63	64	64
Public banks	12	12	12	13	13	13	13	13	13	13
Private banks	53	54	53	49	50	49	50	50	51	51
Private argentine capital banks	33	34	33	32	33	33	34	34	35	35
Foreign capital domestic banks	11	11	11	10	10	9	9	9	9	10
Foreign financial institution branch banks	9	9	9	7	7	7	7	7	7	6
Financial companies	14	15	15	15	14	14	14	15	15	15
Credit unions	2	1	1	1	1	1	1	—	—	—
Total financial institutions	81	82	81	78	78	77	78	78	79	79

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

(1)	Figures as of June 30, 2021

The following table shows the 2004 to 2021 evolution of some key performance indicators of the financial system:

	December 31,
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

	(in billons of Pesos)
Non-Performing Loans ratio	18.6	7.6	4.5	3.2	3.1	3.5	2.1	1.4	1.7	1.7	2.0	1.7	1.8	1.8	3.1	5.7	3.9	4.3
NPL Coverage Ratio	96.9	114.8	107.6	114.4	116.4	111.8	142.8	171.2	141.0	147.8	139.7	148.4	130.9	138.8	120.6	98.5	151.1	114.0
ROAA Private Banks	(1.0)	0.5	2.2	1.6	1.9	3.0	3.2	3.0	3.2	3.7	4.3	4.1	3.7	3.2	4.2	7.3	2.7	1.4
ROAA Financial System	(0.5)	0.9	1.9	1.5	1.6	2.3	2.8	2.7	2.9	3.4	4.1	4.1	3.6	2.7	4.1	5.1	2.4	1.1
ROAE Private Banks	(8.1)	4.1	15.3	10.9	15.2	22.9	24.5	25.6	26.4	29.1	32.1	31.2	29.4	26.6	35.6	59.2	16.6	8.1
ROAE Financial System	(4.2)	7.0	14.3	11.0	13.4	19.2	22.6	25.3	25.7	29.5	32.7	32.4	29.6	23.4	36.1	44.4	16.4	7.3

Source:

NPL and NPL Coverage: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. 2020 information is impacted by i) the relief program ruled by the Central Bank amid the pandemic which allowed debtors to reschedule their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020, and ii) the Central Bank regulatory easing on debtor classifications amid the pandemic (adding a 60-days grace period before loans are classified as non-performing) and the suspension of mandatory reclassification of customers that are non-performing with other banks, but performing with Supervielle introduced in 1Q20 and extended until June 30, 2021.

ROAA and ROAE: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. Since January 2020, Central Bank figures are expressed applying hyperinflation accounting

The following tables show market share of Argentine banks in terms of loans as of June 30, 2021 according to the Central Bank:

Market Share of Loans	June 30, 2021
Banco de la Nación Argentina S.A.	18.1%
Banco Santander Río S.A.	11.4%
Banco de Galicia y Buenos Aires S.A.	11.0%
Banco de la Provincia de Buenos Aires	8.3%
BBVA Banco Francés S.A.	7.0%
Banco Macro S.A.	6.7%
Banco de la Ciudad de Buenos Aires	3.7%
ICBC S.A.	3.4%
HSBC Bank Argentina S.A.	3.4%
Banco Patagonia S.A.	2.8%
Banco Supervielle S.A.	2.7%
Banco de la Provincia de Córdoba S.A.	2.4%
Itau Argentina	1.7%
Credicoop Cooperativo Limitado	1.7%
Citibank N.A.	1.5%

Market Share of Deposits	June 30, 2021
Banco de la Nación Argentina S.A.	20.5%
Banco de la Provincia de Buenos Aires	10.2%
Banco Santander Río S.A.	8.9%
Banco de Galicia y Buenos Aires S.A.	8.9%
BBVA Banco Francés S.A.	6.1%
Banco Macro S.A.	4.9%
Credicoop Cooperativo Limitado	4.2%
Banco de la Ciudad de Buenos Aires	3.6%
HSBC Bank Argentina S.A.	3.5%
Banco Patagonia S.A.	3.0%
ICBC S.A.	2.9%
Banco de la Provincia de Córdoba S.A.	2.7%
Banco Supervielle S.A.	2.4%
Citibank N.A.	2.2%
Nuevo Santa Fe	1.9%

With respect to the distribution network, as of June 30, 2021, the financial system had 4,584 branches, 8,361 self-service terminals and 17,636 ATMs, with coverage throughout Argentina.

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

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy is considered hyperinflationary according to IAS 29 starting July 1, 2018. As a consequence, financial statements for the year ended on December 31, 2021 have been stated in terms of the measuring unit current at the consolidated financial statement date.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the reference stabilization coefficient (“CER,” per its Spanish acronym) index and UVA used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	Year ended December 31,
	2021	2020	2019

	(in percentages)
Price Indices:(1)
WPI	51.3%	35.4%	58.5%
CPI	50.9%	36.1%	53.8%
Adjustment Index:
CER	51.57%	36.14%	51.6%
UVA(2)	51.60%	36.18%	51.84%

(1)Source: INDEC, Central Bank

(2)UVAs are inflation adjusted units introduced in September 2016.

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020	2019

	(in thousands of Pesos)
Assets
In Pesos, unadjusted	332,346,994	293,120,784	197,061,142
In Pesos, adjusted by the CER	14,714,577	16,405,875	22,335,054
In Foreign Currency(1)	43,341,471	66,666,603	86,140,182
Total Assets	390,403,042	376,193,262	305,536,378
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	348,379,897	318,903,045	224,532,909
In Pesos, Adjusted by the CER	4,424,220	2,194,995	2,988,279
In Foreign Currency(1)	37,598,925	55,095,222	78,015,191
Total Liabilities and Shareholders’ Equity	390,403,042	376,193,261	305,536,378
(1)

Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2021 (U.S.$1.00 to Ps.102.75), December 31, 2020 (U.S.$1.00 to Ps.84.145) and December 31, 2019 (U.S.$1,00 to Ps.59.895).

Results of Operations for the Years Ended December 31, 2021 and 2020

We discuss below our results of operations for the year ended December 31, 2021 as compared with our results of operations for the year ended December 31, 2020. We expressly state that our results of operations for the year ended December 31, 2020 as compared with our results of operations for the year ended December 31, 2019 is hereby incorporated by reference to

“Item 5.A.  Operating Results” of the Form 20-F for the year ended December 31, 2020 filed by us with the U.S. Securities and Exchange Commission under the file number 001-37777, as amended by the Form 20-F/A filed by us with the SEC under the same file number.

Selected Ratios

	2021	2020	2019
SELECTED RATIOS
Return on average equity (1)	(3.3)%	10.2%	(9.2)%
Return on average assets (2)	(0.4)%	1.4%	(1.1)%
Net Interest Margin (3)	17.3%	21.5%	21.0%
Net Fee Income Ratio (4)	20.7%	18.9%	20.2%
Efficiency Ratio (5)	74.7%	64.4%	60.2%
Cost/assets (6)	11.3%	12.1%	11.8%
Basic earnings per share (in Pesos) (7)	(3.8)	11.6	(9.7)
Diluted earnings per share (in Pesos)	N/A	N/A	N/A
Basic earnings per share (in U.S.$.) (8)	(0.0)	0.1	(0.1)
Diluted earnings per share (in U.S.$.) (8)	N/A	N/A	N/A
Liquidity and Capital
Loans to Total Deposits (9)	57.4%	63.7%	106.5%
Total Equity / Total Assets	13.2%	14.3%	15.7%
Pro forma Consolidated Capital / Risk weighted assets (10)	13.3%	14.4%	12.1%
Pro forma Consolidated Tier1 Capital / Risk weighted assets (10)	12.7%	13.8%	11.3%
LCR Pro forma(10)	109.6%	111.4%	150.3%
Risk Weighted Assets/Assets (10)	65.2%	69.7%	87.2%
Asset Quality
Non-performing loans as a percentage of Total Loans	4.3%	3.7%	7.4%
Allowances as a percentage of Total Loans	6.1%	7.4%	7.1%
Cost of risk (11)	5.8%	7.7%	7.5%
Cost of risk, net (12)	4.9%	7.3%	7.1%
Coverage Ratio(13)	145.0%	208.8%	96.0%
Other Data
Dividends paid to ordinary shares (Ps.million)	514,711	800,089	957,827
Dividends paid to the preferred shares (Ps.million)	—	—	—
Dividends per common share (Ps.)	1.1	1.8	2.1
Dividends per preferred share (Ps.)	—	—	—
(1)	Attributable comprehensive income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(2)	Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.
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

(6)	Administration expenses divided by average assets, calculated on a daily basis.
(7)	Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were 456,722,322 for the year ended December 31, 2021, 2020 and 2019.
(8)	Peso amounts have been translated into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2021 which was Ps.102.75 to U.S.$1.00.

(9)	Loans and Leasing before allowances divided by total deposits.
(10)

For the calculation of these line items, see “Item 4.B. Business Overview—Banking Regulation and Supervision.” Proforma ratios include the liquidity retained at the holding company (Grupo Supervielle) level, which are available for future capital injections to our subsidiaries in order to fund our growth strategy.

(11)	Loan loss provisions divided by average loans, calculated on a daily basis.
(12)	Loan loss provisions including recovered loan loss provisions divided by average loans, calculated on a daily basis.
(13)	Allowances for loan losses divided by non-performing loans.

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
			Change
			December
	As of December 31,		31,
	2021	2020	2021/2020
	Ps.	Ps.	%
Consolidated Income Statement Data
Interest income	103,431,881	97,659,056	5.9%
Interest expenses	(60,499,507)	(43,136,686)	40.3%
Net interest income	42,932,374	54,522,370	(21.3)%
Net income from financial instruments at fair value through profit or loss	8,889,470	5,004,594	77.6%
Result from derecognition of assets measured at amortized cost	254,187	991,715
Exchange rate difference on gold and foreign currency	992,383	1,606,842	(38.2)%
NIFFI and Exchange Rate Differences	10,136,040	7,603,151	33.3%
Net Financial Income	53,068,414	62,125,521	(14.6)%
Commissions income	16,665,264	17,348,966	(3.9)%
Commissions expense	(5,080,481)	(5,355,815)	(5.1)%
Income from insurance activities	2,271,246	2,522,921	(10.0)%
Net Service Fee Income	13,856,029	14,516,072	(4.5)%
Sub Total	66,924,443	76,641,593	(12.7)%
Other operating income	5,376,874	5,704,765	(5.7)%
Result from exposure to changes in the purchasing power of the currency	(7,807,754)	(6,475,891)	41.2%
Loan loss provisions	(8,929,921)	(13,003,712)	(31.3)%
Net Operating Revenue	55,563,642	62,866,755	(11.6)%
Personnel expenses	(25,591,322)	(27,436,458)	(6.7)%
Administration expenses	(15,355,579)	(15,574,998)	(1.4)%
Depreciations and impairment of premises and equipment	(4,225,142)	(3,633,207)	16.3%
Other operating expenses	(11,848,050)	(9,924,079)	19.4%
Operating income	(1,456,451)	6,298,013	(123.1)
Results before taxes from continuing operations	(1,456,451)	6,298,013	(123.1)
Income tax	(279,907)	(1,013,887)	(72.4)%
Net (loss) / income for the year	(1,736,358)	5,284,126	(132.9)%
Net (loss) / income for the year attributable to parent company	(1,734,541)	5,282,780	(132.8)%
Net (loss) / income for the year attributable to non-controlling interest	(1,817)	1,346	(235.0)%
Total Other Comprehensive (loss) / income	(53,725)	1,213,106	(104.4)%
Other comprehensive (loss) / income attributable to parent company	(53,657)	1,211,932	(104.4)%
Other comprehensive (loss) / income attributable to non-controlling interest	(68)	1,174	(105.8)%
Total Comprehensive (loss) / income	(1,790,083)	6,497,232	(127.6)%
Total comprehensive (loss) / income attributable to parent company	(1,788,198)	6,494,712	(127.5)%
Total comprehensive (loss) / income attributable to non-controlling interest	(1,885)	2,520	(174.8)%
Return on Average Shareholders’ Equity	(3.3)%	10.2%
Return on Average Assets	(0.4)%	1.4%

Attributable net income in 2021 amounted to a Ps.1.7 billion loss, as compared to a Ps.5.3 billion gain in 2020. Net Income for the year was impacted by several factors, including: (i) low credit demand from the private sector, which is at historic lows; (ii) increasing Central Bank regulations on volumes and prices of banking assets and liabilities impacting financial margin, including minimum interest rates on time deposits; (iii) higher turnover tax, mainly from the City of Buenos Aires but also from other Provinces; (iv) higher expenses incurred in accelerating our strategy to capture operating efficiencies; and (v) an increase in loan loss provisions at IUDÚ due to the impact of the pandemic on its customers base and following the Central Bank deferral programs regulations that rescheduled loan installment maturities along 12 months.

ROAA and ROAE were (0.4)% and (3.3)%, respectively, in 2021, as compared to 1.4% and 10.2%, respectively, in 2020.

In 2021, attributable comprehensive income amounted to a Ps.1.8 billion loss, compared to a Ps.6.5 billion gain in 2020, mainly as a result of: (i) a Ps.9.1 billion decrease in net financial income, to Ps.53.1 billion from Ps.62.1 billion in 2020; (ii) a Ps.2.3 billion increase in Other expenses, net to Ps.6.5 billion from Ps.4.2 billion in 2020; (iii) a Ps.1.3 billion increase in result from exposure to changes in the purchasing power of the currency to Ps.7.8 billion in 2021, compared to Ps.6.5 billion in 2020; (iv) a Ps.53.7 million loss in other comprehensive income compared to Ps.1.2 billion gain in 2020; (v) a Ps.408.4 million decrease in net services fee income, to Ps.11.6 billion from Ps.12.0 billion in 2020; and (vi) a Ps.251.7 million decrease in income from insurance activities, to Ps.2.3 billion from Ps.2.5 billion in 2020. These factors were partially offset by: (i) a Ps.4.1 billion decrease in Loan Loss Provisions to Ps.8.9 billion from Ps.13.0 billion in 2020; (ii) a Ps.1.5 billion decrease in personnel and administrative expenses and Depreciation and Amortization (“D&A”) to Ps.45.2 billion from Ps.46.6 billion in 2020, and (ii) a Ps.826.4 million decrease in income tax expenses to Ps.187.5 million from Ps.1.0 billion in 2020.

Net Financial Income

Net financial income in 2021 amounted to Ps.53.1 billion and net interest margin (“NIM”) was 17.2%, compared to Ps.62.1 billion, and 21.5%, respectively, in 2020. This decrease was mainly explained by: (i) a lower Ps. spread reflecting the 5,300 bp increase in cost of funds derived from the impact of regulatory minimum rates on time deposits; (ii) weak credit demand; and (iii) a lower yield on the investment portfolio.

NIM in Ps. decreased to 17.4% from 22.6% reflecting lower spreads, including: (i) a 530 basis points increase in cost of funds derived from the impact of minimum rates on time deposits, the rise in average market interest rates, and a higher share of remunerated deposits; (ii) a lower yield on the investment portfolio; (iii) weak credit demand with a 1.1% decrease in Peso loan portfolio while interest earned on those loans decreased 30 basis points.

The following table sets forth a breakdown of our net interest income, and net income from financial institutions (“NIFFI”), result from derecognition of assets measured at amortized cost and exchange rate differences as of December 31, 2021 and 2020:

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020	Change
	$	$	%
Net Interest Income	42,932,374	54,522,370	(21.3)%
NIFFI, Result from derecognition of assets measured at amortized cost and Exchange Rate differences	10,136,040	7,603,151	33.3%
Total	53,068,414	62,125,521	(14.6)%

NIM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020

	(in percentages)
Net Interest Margin Breakdown
Total NIM	17.3%	21.5%
Ps.NIM	17.4%	22.6%
U.S.$NIM	15.7%	13.9%
Loan Portfolio NIM	18.4%	21.6%
Ps.NIM	20.5%	25.9%
U.S.$NIM	5.3%	4.4%
Investment Portfolio NIM	15.1%	23.1%
Ps.NIM	15.5%	21.7%
U.S.$NIM	12.0%	101.2%

Since 2020, the NIM also includes the exchange rate differences and net gains or losses from currency derivatives representing more accurately our financial margin and spreads. This ratio coincides with the net financial margin ratio published until 2018 (now renamed as NIM).

Net Interest Income

Net interest income in 2021 totaled Ps.42.9 billion, a 21.3% decrease from the Ps.54.5 billion recorded in 2020. Year-on-year comparisons were impacted by the 40.3% or Ps.11.6 billion increase in interest expenses due to the full impact of the implementation of minimum interest rates on time deposits and 9.6% or Ps.18.8 billion increase in the average volume of interest bearing deposits, while interest income increased 5.9% in 2021.

Interest Income

Interest income in 2021 totaled Ps.103.4 billion, a 5.9% increase from the Ps.97.7 billion recorded in 2020, primarily due to 17.1% increase in the volume of Central Bank securities and Repo transactions and 150 basis points increase in the average yield on those assets. This was partially offset by the 8.9% decrease in average balance of loans, while interest on loans increased 209 basis points.

As of December 31, 2021 and 2020, our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2021	2020	2021/2020
	Ps.	Ps.	%
Interest on overdrafts	3,133,108	4,042,925	(22.5)%
Interest on promissory notes	11,194,804	9,398,203	19.1%
Interest on personal loans	19,401,947	21,393,779	(9.3)%
Interest on corporate unsecured loans	6,918,453	9,029,045	(23.4)%
Interest on credit cards loans	5,927,631	5,763,900	2.8%
Interest on mortgage loans	7,062,856	6,029,525	17.1%
Interest on automobile and other secured loans	1,548,516	1,114,558	38.9%
Interest on foreign trade loans	1,243,547	2,193,377	(43.3)%
Interest on leases	1,581,186	1,063,245	48.7%
Interest on government and corporate securities measured at amortized cost	27,672,634	30,979,499	(10.7)%
Other*	17,747,199	6,651,000	166.8%
Total	103,431,881	97,659,056	5.9%

* Includes results from securities issued by the Central Bank, results from other securities recorded as available for sale and results from Repo Transactions with the Central Bank.

The following table sets forth our yields on interest-earning assets:

	Grupo Supervielle S.A.
	Year ended December 31,
	2021		2020
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	38,616,273	27.5%	21,230,724	46.3%
Securities Issued by the Central Bank	62,952,023	37.0%	71,825,220	37.5%
Total Investment Portfolio	101,568,296	33.4%	93,055,944	39.6%
Loans
Loans to the Financial Sector	40,989	30.6%	317,486	26.2%
Overdrafts	7,381,619	42.4%	10,013,128	40.4%
Promissory Notes	27,829,584	40.2%	22,397,463	42.0%
Mortgage loans	15,636,904	45.2%	16,070,541	37.5%
Automobile and Other Secured Loans	3,160,678	49.0%	2,402,640	46.4%
Personal Loans	29,797,979	65.1%	32,066,247	66.7%
Corporate Unsecured Loans	20,430,653	33.9%	26,383,237	34.2%
Credit Card Loans	26,731,491	22.2%	24,268,029	23.8%
Receivables from Financial Leases	5,454,306	29.0%	5,563,785	19.1%
Total Loans excl. Foreign trade and U.S.$.loans	136,464,203	41.6%	139,482,556	41.5%
Foreign Trade Loans and U.S.$.loans	18,411,188	6.8%	30,443,210	7.2%
Total Loans	154,875,391	37.5%	169,925,766	35.4%
Repo transactions	51,181,877	34.6%	25,634,934	25.6%
Total Interest-Earning Assets	307,625,563	35.6%	288,616,644	35.9%

The average balance of loans excluding foreign trade loans and U.S. dollars loans totaled Ps.136.5 billion in 2021, representing a 2.2% decrease from Ps.139.5 billion in 2020. The decrease in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) is mainly explained by the following changes in average balance portfolio: (i) a 22.6% or Ps.6.0 billion decrease in Corporate Unsecured loans; (ii) a 26.3% or Ps.2.6 billion decrease in overdraft; and (iii) a 7.1% or Ps.2.3 billion decrease in personal loans. These were partially offset by a 24.3% or Ps.5.4 billion increase in corporate unsecured loans and 10.2% or Ps.2.5 billion increase in credit cards loans

Interest on public and corporate securities measured at amortized cost amounted to Ps.27.7 billion in 2021. This line item mainly reflects results from investments in securities held to maturity or available for sale.

The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) increased to 41.6% in 2021 from 41.5% in 2020. Average BADLAR increased 420 basis points in 2021 to 34.1% compared to 29.9% in 2020.

Interest Expenses

As of December 31, 2021 and 2020, our Interest expenses were comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2021	2020	2021/2020
	Ps.	Ps.	%
Interest on special checking accounts	21,139,712	9,547,244	121.4%
Interest on time deposits	37,594,565	29,546,822	27.2%
Interest on other liabilities from financial transactions	1,382,903	3,450,463	(59.9)%
Interest on financing from the financial sector	182,801	152,200	20.1%
Other	199,527	439,957	(54.6)%
Total	60,499,507	43,136,686	40.3%

Interest expenses for 2021 totaled Ps.60.5 billion, a 40.3% increase from Ps.43.1 billion for 2020. This increase was due to the 620 basis points increase in the average rate of interest bearing liabilities rate, mainly due to the full impact of minimum floor on interest rates on time deposits while the average balance of interest-bearing liabilities increased 9.6%. This was partially offset by 3.6% or Ps.6.9 billion decrease in non-interest bearing deposits to Ps.185.0 billion. Cost of funds increased 530 basis points to 19.8% in 2021 from 14.5% in 2020.

The following table sets forth our yields on interest-bearing liabilities and low and non-interest bearing deposits as of December 31, 2021 and 2020:

	Grupo Supervielle S.A.
	As of December 31,
	2021		2020
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate
Interest-Bearing Liabilities
Special Checking Accounts	82,864,471	25.5%	60,629,003	15.7%
Ps. Savings Accounts	69,760,546	30.2%	47,698,436	19.9%
Fx Savings Accounts	13,103,925	0.3%	12,930,567	0.3%
Time Deposits	117,135,443	32.1%	107,937,616	27.4%
Ps. Time Deposits	111,721,305	33.6%	99,789,987	29.5%
Fx Time Deposits	5,414,138	0.3%	8,147,629	1.5%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	12,495,616	12.5%	23,273,600	15.5%
Subordinated Loans and Negotiable Obligations	1,364,139	6.7%	3,210,847	6.7%
Total Interest-Bearing Liabilities	213,859,669	28.2%	195,051,066	22.0%
Low and Non-Interest Bearing Deposits
Savings Accounts	54,524,991	0.2%	59,600,473	0.1%
Ps. Savings Accounts	39,137,600	0.2%	42,040,759	0.1%
Fx Savings Accounts	15,387,391	0.0%	17,559,714	0.0%
Checking Accounts	36,636,478		41,202,802
Ps. Checking Accounts	34,528,456	—%	38,411,648	—%
Fx Checking Accounts	2,108,022	—%	2,791,154	—%
Total Low and Non-Interest Bearing Deposits	91,161,469	—%	100,803,275	—%
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	305,021,138	19.8%	295,854,341	14.5%

Average balance of our interest-bearing liabilities in 2021 totaled Ps.213.9 billion, compared to Ps.195.1 billion in 2020. The Ps.18.8 billion increase was explained by: (i) a 46.3% or Ps.22.1 billion increase to Ps.69.8 billion in the average balance of interest-bearing special checking accounts from Ps.47.7 billion in 2020; (ii) a 12.0% increase to Ps.111.7 billion in the average balance of time deposits in Pesos. These were partially offset by 46.3% or Ps.10.8 billion decrease in the average balance of our borrowings from other financial institutions.

Average balance of our low or non-interest-bearing deposits in 2021 totaled Ps.91.2 billion, compared to Ps.100.8 billion in 2020. This decrease was mainly due to (i) a 10.1% or Ps.3.9 billion decrease in average balance of our non-interest-bearing checking accounts in Pesos; (ii) a 6.9% or Ps.2.9 billion decrease in average balance of our savings accounts in Pesos; and (iii) a 12.4% or Ps.2.2 billion decrease in savings accounts in U.S. dollars.

Out of our total average interest-bearing deposits of Ps.254.5 billion in 2021, Ps.33.9 billion were U.S. dollar-denominated deposits and Ps.220.6 billion were Peso-denominated, compared to Ps.38.6 billion and Ps.189.5 billion, respectively, in 2020.

Out of our total average non-interest-bearing deposits of Ps.36.6 billion for 2021, Ps.2.1 billion were U.S. dollar-denominated deposits and Ps.34.5 billion were Peso-denominated deposits, compared to Ps.2.8 billion and Ps.38.4 billion, respectively, in 2020.

The average rate paid on interest-bearing liabilities and low or non-interest-bearing deposits for 2021 was 19.8%, 530 basis points above the 14.5% average rate for 2020. As of December 31, 2021, Peso-denominated time deposits accrued interests at an average rate of 33.6%, 410 basis points above the 29.5% average interest rate accrued in 2020. In 2021, U.S. dollar-denominated time deposits accrued interest at an average rate of 0.3%, 120 basis points below the 1.5% average interest rate accrued in 2020.

As of December 31, 2021, our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations in 2021 was Ps.12.5 billion, compared to Ps.23.3 billion in 2020. As of December 31, 2021, the average cost of borrowings from other financial institutions and unsubordinated negotiable obligations decreasedto 12.5% from 15.5% in 2020.

As of December 31, 2021, our average balance of subordinated loans and subordinated negotiable obligations was Ps.1.4 billion, compared to Ps.3.2 billion in 2020. As of December 31, 2021, the average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar-linked) was 6.7%, the same as in 2020.

The following table sets forth our interest bearing deposits by denomination as of December 31, 2021 and 2020:

	Grupo Supervielle S.A.
	As of December 31,
	2021			2020
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate
Savings accounts
Pesos	39,137,600	96,700	0.2%	42,040,759	58,037	0.1%
Dollars	15,387,391	4,064	0.0%	17,559,714	4,723	0.0%
Total	54,524,991	100,764	0.2%	59,600,473	62,760	0.1%
Special checking accounts
Pesos	69,760,546	21,099,066	30.2%	47,698,436	9,511,495	19.9%
Dollars	13,103,925	40,646	0.3%	12,930,567	35,749	0.3%
Total	82,864,471	21,139,712	25.5%	60,629,003	9,547,244	15.7%
Time deposits
Pesos	111,721,305	37,576,185	33.6%	99,789,987	29,428,487	29.5%
Dollars	5,414,138	18,380	0.3%	8,147,629	118,335	1.5%
Total	117,135,443	37,594,565	32.1%	107,937,616	29,546,822	27.4%
Total by currency
Pesos	220,619,451	58,771,951	26.6%	189,529,182	38,998,019	20.6%
Dollars	33,905,454	63,090	0.2%	38,637,910	158,807	0.4%
Total Deposits	254,524,905	58,835,041	23.1%	228,167,092	39,156,826	17.2%

Net Income from financial instruments and Result from recognition of assets measured at amortized cost and Exchange rate differences

Net income from financial instruments at fair value through profit or loss, result from derecognition of assets measured at amortized cost and exchange rate differences for 2021 totaled Ps.10.1 billion, compared to Ps.7.6 billion in 2020. This increase was mainly due to higher holdings of government securities mainly inflation linked government bonds, which resulted in an increase of the income recorded in NIFFI.

The following table sets forth our Net income from financial instruments at fair value through profit or loss as of December 31, 2021 and 2020.

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020
	Ps.	Ps.
Net income from financial instruments at fair value through profit or loss
Income from government and corporate securities	6,955,178	4,528,233
Income from securities issued by the Central Bank	349,543	204,513
Term operations	1,584,749	271,848
Total	8,889,470	5,004,594
Result from derecognition of assets measured at amortized cost	254,187	991,715
Exchange rate difference on gold and foreign currency	992,383	1,606,842
Total	10,136,040	7,603,151

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020
	Ps.	Ps.
Financial income from U.S. dollar operations	3,038,192	1,939,872
NIFFI	2,119,119	1,289,904
U.S. dollar Government Securities	534,370	1,018,056
Term Operations	1,584,749	271,848
Interest Income	919,073	649,968
U.S. dollar Government Securities	919,073	649,968
Exchange rate differences on gold and foreign currency	992,383	1,606,842
Total Income from U.S. dollar operations	4,030,575	3,546,714

Total income from U.S. dollar operations for 2021 totaled Ps.4.0 billion, compared to Ps.3.5 million in 2020. This is mainly explained by: (i) higher results from term operations, and (ii) a higher net gain on U.S.$ and U.S.$-linked government securities. These securities are classified as available for sale, and therefore interest income is recognized as net interest margin in the income statement, while changes in fair value are recognized in other comprehensive income.

Result from exposure to changes in the purchasing power of money

Result from exposure to changes in the purchasing power of the currency for 2021 totaled a Ps.7.8 billion loss, from the Ps.6.5 billion loss in 2020. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 50.9% and 36.1% increase in consumer price index in 2021 and 2020, respectively, together with a slightly higher proportion of net monetary assets in 2021 than in 2020. The Group’s capital is hedged against inflation through different inflation linked instruments, including mortgage loans and sovereign bonds.

Loan Loss Provisions

Loan loss provisions totaled Ps.8.9 billion in 2021, a 31.3% decrease compared to Ps.13.0 billion in 2020, as loan loss provisions in 2020 included COVID 19 specific anticipatory provisions which reflected the economic outook and an  updated top-down analysis on specific industries that could be highly impacted by the COVID 19 pandemic. In 2021 the level of provisioning reflects the Group’s IFRS9 expected loss models and the nominal growth of the loan portfolio. In 2021, the Group revised and enhanced its expected loss models, included additional macroeconomic variables and added overlays for certain portfolio groups that are assumed of higher risk than the one resulting from their historical behaviour.

Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than 1 year. For further information, see “Item 4.E. Selected Statistical Information—Amounts past due loans and other financing.”

In response to the COVID-19 pandemic and in order to mitigate the economic impact, the Argentine government has adopted social aid, monetary and fiscal measures since 2020, which were lifted during April and June 2021. Among these measures, the Central Bank established rules regarding the criteria for debtor classification and provisioning until December 31, 2020, then these rules were extended through Communication “A” 7181 until March 31, 2021. These rules provided an additional 60-day period of non-payment before a loan is required to be classified as non-performing and included all financings to commercial portfolio clients and loans granted for consumption or housing purposes. At the same time, the Central Bank ruled the suspension of the mandatory reclassification of debtors who were delinquent in other banks. At the same time, the Central Bank ruled several relief programs which allowed debtors to reschedule their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020. As of the date of this annual report, the Central Bank does not enforce any related financial aid program related to the COVID-19 pandemic.

As of December 31, 2021, the coverage ratio decreased to 145.0% from 208.8% as of December 31, 2020, mainly due to the end of certain Central Bank rules on debtor classification which were in place until June 2021. The total NPL ratio was 4.3% as of December 31, 2021, increasing 60 basis points from 3.7% as of December 31, 2020. In 2020, NPL benefitted from the above-mentioned relief programs ruled by the Central Bank amid the pandemic and the Central Bank regulatory easing on debtor classifications.

Since April 2020, the Argentine Central Bank established certain automatic loan deferral programs amid the COVID-19 pandemic, both for credit cards and for loans, as described below. These deferral programs had an impact on our asset quality although they are no longer in place since March 31, 2021:

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

Loans:

See changes in loan loss provisions in Note 26 or our audited financial statements. Loans and Other Financing of our audited consolidated financial statements.

Net Services Fee Income

Our net services fee income was comprised of:

	Grupo Supervielle S.A.
	Year ended December 31,
	2021	2020	2021/2020
	Ps.	Ps.	%
Deposit Accounts	6,496,684	6,984,705	(7.0)%
Credit cards commissions	4,986,927	5,152,252	(3.2)%
Loan Related	158,346	248,830	(36.4)%
Other commissions	5,023,307	4,963,179	1.2%
Total Services fee income	16,665,264	17,348,966	(3.9)%
Exports and foreign currency transactions	(122,477)	(118,372)	3.5%
Services fee paid	(4,958,004)	(5,237,443)	(5.3)%
Total Services fee expenses	(5,080,481)	(5,355,815)	(5.1)%
Income from insurance activities	2,271,246	2,522,921	(10.0)%
Net Service Fee Income	13,856,029	14,516,072	(4.5)%

Throughout 2020 and until February 2021, the Central Bank ruled certain restrictions on fee repricing.

On February 19, 2020, through Communication “A” 6912, the Central Bank stated that financial institutions should not announce fee increases for a period of 180 days. Since February 2021, the Group announced and implemented several fees repricing.

Net services fee income (excluding income from insurance activities) totaled Ps.11.6 billion in 2021, an 3.4% decrease compared to Ps.12.0 billion in 2020.

The decrease in our services fee income was driven mainly by:

(i)	a decrease in deposit account commissions (comprised principally of maintenance and transaction fees on checking and savings accounts) impacted by the above-mentioned limitation to increase fees since February 2020. In 2021, the Group implemented certain fees increases but they were not able to follow inflation.
(ii)	a decrease in fees from credit and debit cards impacted by the decline in the amount of transactions made with credit and debit cards, together with the reduction in credit cards and debit cards merchant discount rates (“MDR”) set for 2021. Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce MDR on an annual basis. The maximum MDR for credit cards in 2020 was 1.50%, while since January 1, 2021, it was reduced to 1.30%. The maximum debit card sales commissions for 2020 was 0.70% while since January 1, 2021, is 0.60%.; and
(ii)	a decrease in loan related fees reflecting the weak credit demand and some regulatory restrictions on charging fees since the pandemic outbreak.

This were partially offset by an increase in other operations related fees and other fees due to Asset Management and brokerage fees.

Services fee expenses decreased 5.1%, to Ps.5.1 billion in 2021, compared to Ps.5.4 billion in 2020, primarily due to lower commissions paid, while fees paid on exports and foreign currency transactions increased 3.5%, or Ps.4.1 million.

Income from insurance activities

Income from insurance activities amounted to Ps.2.3 billion in 2021, reflecting a 10.0% decrease from the Ps.2.5 billion recorded in 2020, reflecting very low levels of sales in branches amid the pandemic restrictions. Gross written premiums were down 9.0% from 2020, with non-credit related policies decreasing Ps.57.1 million, or 13.3%. Claims paid amounted to Ps.124.4 million decreasing 27.3%., compared to 2020.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	Grupo Supervielle S.A.
	Year ended December 31,
	2021	2020	2021/2020
	Ps.	Ps.	%
Salaries and social charges	23,707,177	25,181,467	(5.9)%
Other personnel expenses	1,884,144	2,254,991	(16.4)%
Total Personnel expenses	25,591,322	27,436,458	(6.7)%
Directors’ and statutory auditors’ fees	406,912	515,515	(21.1)%
Other professional fees	4,494,789	4,594,601	(2.2)%
Advertising and publicity	1,148,460	1,039,542	10.5%
Taxes	3,381,423	2,804,450	20.6%
Maintenance, security and services	4,116,826	4,261,597	(3.4)%
Leases	78,477	108,753	(27.8)%
Other	1,728,692	2,250,540	(23.2)%
Total Administration Expenses	15,355,579	15,574,998	(1.4)%
Total Personnel and Administration Expenses	40,946,901	43,011,456	(4.8)%

In 2021 personnel expenses amounted to Ps.25.6 billion, reflecting a 6.7% decrease from the Ps.27.4 billion recorded in 2020 mainly explained by 4.2% reduction in the employee base resulting from the streamlining of operations implemented since 2019, while salary increases performed in line with inflation levels.

Personnel expenses in 2021 and 2020 included severance payments and early retirement charges of Ps.2.9 billion and Ps.2.1 billion, respectively. Excluding non-recurring severance payments and early retirement charges, personnel expenses in 2021 decreased 10.3% compared to 2020.

Administration expenses totaled Ps.15.4 billion in 2021, decreasing 1.4% from the Ps.15.6 billion recorded in 2020. This performance was primarily due to (i) a Ps.521.8 million decrease in other expenses including leases, Stationery and office supplies, maintenance and electricity, among others, (ii) a 3.4% or Ps.144.8 million decrease in Security services and (iii) a 2.2% or Ps. 99.8 million decrease in other professional fees. These were partially offset by a 20.6% or Ps.577.0 milllion increase in Taxes, and a 10.5% or Ps.108.9 million increase in Advertising & Publicity.

In 2021, the efficiency ratio was 74.7%, increasing 1,030 basis points from 2020. This increase was primarily explained by a 28.5% decrease in revenues while total personnel, administration expenses decreased 3.2% from 2020.

Other Income/(Expenses), Net

We had other expenses, net of Ps.6.5 billion for 2021, compared to Ps.4.2 billion in 2020. This line item mainly includes turnover taxes and other expenses that in 2021 have been impacted by the elimination of a tax exemption from the City of Buenos Aires on interest income received from LELIQs (short-term debt instruments issued by the Central Bank as part of its monetary policy), effective as of January and losses from investment properties.

In the fourth quarter of 2020, the City of Buenos Aires eliminated a tax exemption on interest income received from LELIQs , effective January 2021.

In January 2021, the Association of Banks and most of its members filed a legal action against the City of Buenos Aires to declare Laws No. 6,382 and No. 6,383 unconstitutional, which seek to burden the returns derived from securities, bonds, bills, certificates of participation (equity) and other instruments issued or to be issued in the future by the Argentine Central Bank with turnover tax. Such legal action was filed under File No. CAF 18156/2020 (“ADEBA Asociación Civil de Bancos Argentinos y otros c/GCBA y otro s/Proceso de Conocimiento”). The Argentine Central Bank has filed a legal action for the same purpose.

In 2021, turnover tax increased Ps.2.2 billion, or 36.5%, to Ps.8.1 billion compared to Ps.6.0 billion in 2020.

Other Comprehensive Income, net of tax

Other comprehensive income, net of tax totaled a net loss of Ps.53.7 million in 2021 compared to a net gain of Ps.1.2 billion in 2020. This reflects mainly the difference between the amortized cost and the market value of financial instruments held for investments.

Income Tax

The tax reform passed by Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) passed in December 2019, allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation should exceed 100% in 3 years on a cumulative basis to deduct inflation losses. In 2018 the 55% threshold was not met, but in 2019 inflation widely exceeded 30%. Therefore, the income tax provision since 2019 considers the losses arising from exposures to changes in the purchasing power of the currency, which significantly lowered the income tax expense compared to previous years.

In June 2021, a tax law was passed establishing a new income tax rate structure with three segments in relation to the level of accumulated taxable net income. The new income tax rate structure is: (i) 25% for accumulated taxable income of up to Ps.5 million; (ii) 30% for accumulated taxable income greater than Ps.5 million and equal to or less than Ps.50 million; and (iii) 35% for accumulated taxable income greater than Ps.50 million. This modification is applicable for fiscal years beginning on or after January 1, 2021. It is estimated that this change in income tax rate, which will be recognized as of the next fiscal period, will have an impact on deferred assets and liabilities considering the effective rate that is estimated to be applicable to the probable date of their reversal.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity.

In 2021, the Group recorded an income tax provision of Ps.187.5 million compared to a Ps.1.0 billion provision in 2020. The 2021 provision reflects an effective income tax rate on a consolidated basis, which is well above the corporate tax rate. But the taxable income of each company is calculated on a stand-alone basis excluding the impact of the equity method results on their respective subsidiaries. In addition, permanent differences between inflation adjustment for tax purposes and according to IAS 29 may arise, which may increase or decrease the effective tax rate.

Results by Segments

Our results by segments for the years ended December 31, 2021 and 2020 are shown in Note 3 to our audited consolidated financial statements.

Personal and Business Banking

Attributable comprehensive income in 2021 recorded a Ps.7.0 billion loss, compared to a Ps.5.4 billion loss in 2020. The main factors explaining the performance were:

(i)	a Ps.6.7 billion or 25.1% decrease in net financial income mainly due to weak credit demand and the increase in interest expenses mainly due to minimum interest rates on time deposits as required by the Central Bank; and

(ii)	a Ps.479.7 million or 6.3% decrease in net service fee income. During 2020 and until February 2021, the Central Bank set forth certain restrictions on fee repricing. On February 19, 2020, by means of Communication “A” 6912, the Central Bank stated that financial institutions should not communicate fee increases on ATM usage until March 2021, as well as further repricing of fees on certain products related to savings accounts and credit cards until February 2021. Since February 2021, the Group announced and implemented several fees repricing

These were partially offset by:

(i)	a Ps.3.0 billion gain in the result from exposure to changes in the purchasing power of the currency compared to Ps. 2.2 billion en 2020;
(ii)	a 37.0% or Ps.2.4 billion decrease in loan loss provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. Delinquency requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year. In 2020, loan loss provisions included COVID-19 specific anticipatory provisions which reflected the economic outook and an updated its top-down analysis on specific industries that could be highly impacted by the COVID 19 pandemic;
(iii)	a tax gain of Ps.3.7 billion in 2021; and
(iv)	a 4.6% or Ps.1.6 billion decrease in Personnel, Administrative and D&A expenses.

In 2021, the Personal & Business Banking segment’s loan and financing portfolio totaled approximately Ps.76.3 billion compared to Ps.79.2 billion in 2020. In 2021, the Personal & Business Banking segment’s deposits amounted to Ps.138.7 billion, a 2.1% decrease from the Ps.141.6 billion in 2020.

Corporate Banking

Attributable comprehensive income in 2021 recorded a Ps.990.9 million gain, compared to a Ps.458.0 million gain in 2020, mainly due to a 83.8% or Ps.4.3 billion decrease in loan loss provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. In 2020, the Group updated and enhanced its expected loss models to adjust for the economic outlook impacted by the COVID-19 pandemic, included additional macroeconomic variables and updated its top-down analysis on specific industries that could have been highly impacted by the COVID-19 pandemic. As of December 31, 2021, 78% of the commercial non-performing loans portfolio was collateralized compared to 80% as of December 31, 2020. This was partially offset by: (i) a Ps.1.1 billion or 12.9% decrease in Net Financial Income mainly due to weak credit demand and lower interest earned on loans and due to the impact of minimum interest rates on time deposits implemented by the Central Bank, (ii) a Ps.792.6 million in other expenses mainly due to the revaluation of fixed assets as inflation surpassed FX depreciation along the year and also due to higher turnover taxes, (iii) a 35.6% or Ps.487.0 million increase in the loss in the purchasing power of the currency to which our net monetary assets are exposed, (iv) a 4.5% or Ps.129.9 million increase in Personnel, Administrative expenses and D&A, (v) a Ps.26.2 million or 3.6% decrease in net service fee income reflecting lower credit origination, and (vi) a Ps.507.8 million charge in income tax.

In 2021, the corporate banking segment’s loan and financing portfolio totaled Ps.62.2 billion compared to Ps.63.8 billion in 2020 reflecting weak credit demand.

In 2021, corporate deposits amounted to Ps.31.1 billion, compared to Ps.24.4 billion in 2020.

Treasury

Attributable comprehensive income in 2021 recorded a Ps.6.9 billion gain, compared to a Ps.10.1 billion gain in 2020.

This performance is explained by (i) a 34.5% or Ps.1.6 billion loss increase from exposure to changes in the purchasing power to Ps.6.4 billion, (ii) a Ps.520.2 million decrease in net financial income, (iii) a Ps 334.0 million increase in other expenses net to Ps.1.1 billion mainly due to higher turnover taxes charged on securities from the Central Bank, and (iv) a Ps.108.3 million decrease in Net Service Fee Income. These were partially offset by a 7.6% or Ps. 172.2 million decrease in Personnel, Administrative Expenses and D&A.

In 2021, net financial income totaled Ps.20.0 billion, a decrease of Ps.520.2 million from Ps.20.5 billion in 2020. This decrease was mainly due to a lower interest earned on higher volume of government securities in Ps. and U.S.$, while interest earned on higher holdings of securities issued by the Central Bank and Repo Transactions remained stable.

Consumer Finance

Attributable comprehensive income in 2021 recorded a Ps.3.1 billion loss compared to a Ps.871.7 million loss in 2020. The main factors explaining this performance were:

(i)	a Ps.2.6 billion increase in loan loss provisions to Ps.4.3 billion from Ps.1.3 billion in 2020. This reflects the deterioration in NPLs that impacted this customer segment once the automatic rescheduling programs were lifted. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year;
(ii)	a 25.0% or Ps.518.3 million decrease in Net Fee Income; and
(iii)	a Ps.426.1 million decrease in net financial income to Ps.4.5 billion, compared to Ps.4.9 billion in 2020. This decrease was mainly due to a 11.5% decrease to Ps.4.1 billion in net interest income as a result of the increase in the cost of funds, while net income from financial instruments and exchange rate differences recorded a Ps.380.7 million gain in 2021, compared to a Ps.273.6 million gain in 2020.

These were partially offset by a Ps.639.7 million decrease in the loss from exposure to changes in the purchasing power of money to Ps.699.4 million compared to Ps.1.3 billion loss in 2020. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed, and a 8.3% or Ps.416.0 million decrease in personnel, administrative and D&A expenses to Ps.4.6 billion from Ps.5.0 billion.

In 2021, the consumer finance segment’s loan and financing portfolio totaled Ps.10.8 billion compared to Ps.10.3 billion in 2020 reflecting weak credit demand, and a tightening on origination standards and corporate deposits amounted to Ps.6.7 billion, compared to Ps.5.4 billion in 2020.

Insurance

Attributable comprehensive income totaled Ps.538.7 million in 2021 compared to Ps.812.1 million in 2020. This was due to: (i) a 10.0% or Ps.219.1 million decrease in Net Service Fee income in 2021, reflects low levels of sales in bank branches amid the pandemic restrictions, a higher accident rate since relaxation of the lockdown and also due to higher claims paid, (ii) a 21.6% or Ps.196.2 million increase in expenses, and (iii) a Ps.140.5 million increase in the net loss from exposure to changes in the purchasing power of the currency. These were partially offset by a Ps.254.7 million decrease in the income tax charge.

Asset Management and Other Services

Attributable Comprehensive Income recorded a Ps.428.8 million gain in 2021 compared to Ps.605.3 million gain in 2020. The decrease in 2021 was mainly driven by: (i) a 18.6% or Ps.284.4 million increase in personnel, administrative and D&A expenses, and (ii) a Ps.452.5 million loss from exposure to changes in the purchasing power of the currency compared to Ps.382.4 million in 2020.

These were partially offset by: (i) a Ps. 229.3 million increase in net service fee income to Ps.2.5 billion in 2021, and (ii) a 35.9% or Ps.136.3 million increase in Net Financial Income.

Adjustments

Results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable comprehensive income of Ps.549.2 million loss in 2021 compared to a Ps.810.0 million gain in 2020.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2021		2020
	Amount	%	Amount	%

	(in thousands of Pesos, except percentages)
Cash and due from banks	32,574,118	8.3%	55,357,647	14.7%
Debt Securities at fair value through profit or loss	19,757,685	5.1%	14,900,812	4.0%
Loans and financing portfolio	155,474,329	39.8%	159,085,216	42.3%
Other debt securities	78,930,240	20.2%	61,674,714	16.4%
Other assets(1)	103,666,670	26.6%	85,174,873	22.6%
Total	390,403,042	100.0%	376,193,262	100.0%
(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.390.2 billion total assets as of December 31, 2021, Ps.376.0 billion, equivalent to 96.4% of the total, corresponded to the Bank and IUDÚ. As of December 31, 2021, our total direct exposure to the public sector amounted to Ps.141.0 billion which is primarily composed of our holdings of securities issued by the Central Bank and Repo Transactions with the Central Bank and government securities.

Item 5.BLiquidity and Capital Resources

Asset and Liability Management

The purpose of the asset and liability management is to structure our consolidated statement of financial position in light of interest rates, liquidity and foreign exchange risks, as well as market risk, public sector risk and our capital structure. Our Asset and Liability Committee (“ALCO”) establishes specific limits with respect to risk exposure, sets forth our policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and monitoring the competitive environment in assets, liabilities and interest rates.

Our main source of liquidity is the Bank’s deposit base. IUDÚ also takes deposits and securitizes portions of its loan portfolios to generate liquidity for its operations. The Bank and IUDÚ also receive deposits and interbank calls and issue short-term debt securities in the Argentine capital markets for financing. Additionally, long-term financing and capital contributions enable us to cover most of our liquidity requirements.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2021, 2020 and 2019, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020	2019
Net (loss) /income for the year	(1,736,358)	5,284,125	(4,425,539)
Adjustments to obtain flows from operating activities:
Income tax	279,907	1,013,886	346,657
Depreciations and impairment of assets	4,225,142	3,633,207	3,729,019
Loan loss provisions	8,929,921	13,003,712	15,898,709
Exchange rate difference on gold and foreign currency	—	—	—
Interest income	(992,383)	(1,606,842)	665,941
Interest expenses	(103,431,881)	(97,659,056)	(92,049,680)
Net income from financial instruments at fair value through profit or loss	60,499,508	43,136,686	71,744,637
Fair value of Investment property	(8,889,470)	(5,004,594)	(43,073,281)
Result from exposure to changes in the purchasing power of the currency	441,020	139,556	261,244
Interest over Leases liabilities	7,807,754	6,475,891	11,013,521
Asset retirements measured at amortized cost	268,813	312,502	436,656
Loans recovered and allowances reversed	(1,713,707)	(864,111)	(1,024,586)
Loans recovered and allowances reversed	(254,187)	(991,715)	—
(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	11,995,299	(5,591,631)	50,913,541
Derivatives	(4,587)	312,051	(478,985)
Repo transactions	(9,106,976)	(33,742,602)	—
Loans and other financing
To the non-financial public sector	12,779	23,814	44,362
To the other financial entities	(58,625)	114,382	1,127,291
To the non-financial sector and foreign residents	99,872,400	105,451,208	131,919,121
Other debt securities	(17,255,526)	(40,183,131)	(7,863,584)
Financial assets in guarantee	(1,136,345)	3,556,790	(4,615,274)
Investments in equity instruments	—	(73,835)	2,930
Other assets	(8,185,383)	(873,451)	4,605,326
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(466,361)	700,556	(23,865,208)
Financial sector	(47,566)	28,925	(22,034)
Private non-financial sector and foreign residents	(41,172,025)	43,025,686	(170,782,744)
Derivatives	(3,011)	2,632,339	(297,850)
Repo operations	—	3,011	657,201
Liabilities at fair value with changes in results	(968,643)	(657,201)	(457,939)
Other liabilities	11,195,031	(5,729,796)	1,076,876
Income Tax paid	(1,620,346)	(1,921,306)	(1,664,438)

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020	2019
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	8,484,194	33,949,059	(56,178,109)
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(5,023,007)	(7,130,594)	(2,288,933)
Purchase of liabilities and equity instruments issued by other entities	(88,693)	(71,794)	—
Purchase of investments in subsidiaries	—	(11,007)	(406,782)
Collections:
Disposals related to PPE, intangible assets and other assets	417,038	642,869	16,483
NET CASH USED IN INVESTING ACTIVITIES (B)	(4,694,662)	(6,570,526)	(2,679,232)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Changes in investments in subsidiaries that do not result in control loss	—	—	1,165
Operating Leases	(2,426,914)	(2,062,110)	(2,571,950)
Unsubordinated negotiable obligations	(7,572,780)	(10,242,448)	(234,068,388)
Financing received from Argentine Financial Institutions	(34,931,992)	(32,147,123)	(35,685,061)
Subordinated negotiable obligations	(1,721,443)	(2,678,103)	(1,732,235)
Dividends	(514,711)	(800,089)	(957,827)

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020	2019
Collections:
Changes in the subsidiaries’ participation without change of control	—	—	—
Unsubordinated negotiable obligations	2,252,098	4,005,697	17,286,639
Financing received from Argentine Financial Institutions	32,350,995	22,450,153	227,211,644
Subordinated obligations	—	—	—
Contributions from shareholders	—	—	—
NET CASH (USED IN)/ PROVIDED BY FINANCING ACTIVITIES (C)	(12,564,747)	(21,474,024)	(30,516,013)
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	11,048,920	15,660,806	49,512,377
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	2,273,705	21,565,315	(39,860,978)
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS	(17,116,658)	(19,401,366)	(51,231,287)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	59,571,418	57,407,470	148,499,735
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	44,728,465	59,571,419	57,407,470

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures for 2022.

Cash Flows from Operating Activities

In 2021, operating activities used Ps.8.5 billion of net cash, compared to Ps.34.0 billion of net cash provided in 2020. Net decrease in Private non-financial sector and foreign residents deposits amounted to Ps.41.2 billion in 2021, compared to a net increase of Ps.43.0 billion in 2020. Net operating activities used Ps.14.4 billion in 2021 from debt securities, derivatives and repo transactions  compared to Ps.79.2 billion used in 2020. Net operating activities provide Ps.99.9 billion from the non-financial sector and foreign residents in 2021, compared to a Ps.105.4 billion in 2020.

Cash Flows from Investing Activities

In 2021, we used Ps.4.7 billion of net cash in our investing activities, compared to Ps.6.6  billion of net cash used in 2020. In 2021, funds used mainly in intangible assets and others were Ps.5.0 billion.

Cash Flows from Financing Activities

In 2021, net cash used in financing activities was Ps.12.6 billion, compared to Ps.21.5  billion in 2020.

In 2021, net funds used to make payments of unsubordinated negotiable obligations was Ps.5.3 billion, compared to Ps.6.2 billion used in 2020. Net funds used to make payments of subordinated negotiable obligations was Ps.1.7 billion in 2021, compared to Ps.2.7 billion used in 2020. Net payments to Argentine financial institutions was Ps.2.6 billion in 2021, compared to Ps.9.7 billion net payments in 2020. In 2021 and 2020, net cash used in dividends payments was Ps.514.7 million and Ps.800.0 million, respectively.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020

	(in thousands of Pesos, except percentages)
From the non-financial public sector	11,475,017	11,941,378
% of deposits	4.0%	4.4%
From the financial sector	39,099	86,665
% of deposits	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	31,586,573	25,495,556
% of deposits	11.0%	9.5%
Savings accounts	61,672,901	65,529,977
% of deposits	21.4%	24.3%
Special checking accounts	95,137,239	89,706,648
% of deposits	33.0%	33.3%
Time deposits	78,143,754	69,603,800
% of deposits	27.1%	25.8%
Investment accounts	3,796,581	342,926
% of deposits	1.3%	0.1%
Others	4,399,684	5,218,656
% of deposits	1.5%	1.9%
Interest and differences in exchange rates payable	2,207,249	1,718,935
% of deposits	0.8%	0.6%
Total	288,458,097	269,644,541

As of December 31, 2021, total deposits amounted to Ps.288.5 billion, representing an increase of 7.0% compared to 2020, total deposits from the non-financial private sector amounted to Ps.276.9 billion, representing an increase of 7.5% compared to 2020, and total deposits from the non-financial public sector amounted to Ps.11.5 billion, representing a decrease of 3.9% compared to 2020.

As of December 31, 2021, private sector checking accounts, time deposits and special checking accounts increased 23.9%, 12.3%, and 6.1%, compared to 2020, respectively. In addition, saving account deposits decreased 5.9%, compared to 2020.

As of December 31, 2021, retail customer deposits in Pesos represented 33% of total deposits, and wholesale and institutional deposits in Pesos represented 45.3% of total deposits in Pesos.

Financings

Banco Supervielle S.A.

●	Global Program for the Issuance of Medium-Term Notes for up to U.S.$2.3 billion

On September 22, 2016, the shareholders’ meeting resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of U.S.$800,000,000. The Program was authorized by the CNV through Resolution No. 18,376 dated November 24, 2016. On March 6, 2018, the shareholders’ meeting resolved to approve the extension of the Program for up to a maximum outstanding amount of U.S.$2,300,000,000. The Program was authorized by the CNV through Resolution No. 19,470 dated April 16, 2018.

●	Frequent issuer regime registration CNV

On August 6, 2018, the Board of Directors of the Bank resolved to request the CNV to register the Bank as a frequent issuer of negotiable obligations. Said request was authorized by the CNV through Resolution No. 19,958 dated December 27, 2018. The Bank is registered with the CNV as a frequent issuer of Negotiable Obligations under No. 03. At the board meeting of the company on March 7, 2019, it was resolved to approve the Bank’s ratification in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was resolved to allocate the maximum amount of U.S.$300,000,000 corresponding to the Global Issuance Program of Negotiable Obligations for up to U.S.$2,300,000,000, with the bank in the process of reducing the maximum amount of said Program. The CNV approved said ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020.

On June 12, 2020, the Board of Directors of the Bank approved the issuance of its Class G Non-Subordinated Negotiable Obligation for an amount that will not exceed in its N/V U.S.$30,000,000 set within the Global Program of Negotiable Obligations. It was also approved to modify the terms of said issuance, so that the Issue Amount is up to U.S.$50,000,000 and without prejudice to the fact that the Negotiable Obligations are denominated in U.S. dollars, they may be integrated and payments under them can be made in pesos. The bidding period ended on June 25, 2020.

As of December 31, 2021 and 2020, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows (with figures expressed in thousands of Pesos):

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2021	12/31/2020
Banco Supervielle Class A	02/09/2017	08/09/2020	Badlar + Spread 4.5%	—	—
Banco Supervielle Class C	22/12/2017	12/22/2021	Badlar + Spread 4.25%	—	670,674
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	1,059,240	2,384,218
Banco Supervielle Class G	06/30/2020	06/30/2021	2% Annual Nominal	—	3,325,030
Total				1,059,240	6,379,922

●	Program for the issuance of notes for up to nominal value Ps.750 million (increased to Ps.2 billion)

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

The following chart provides the main terms and conditions of issuances underway as of December 31, 2021 and 2020 (figures expressed in thousands of pesos):

								Book Value
Issuance date	Currency	Class	Amount	Amortization	Term	Maturity date	Rate	12/31/2021	12/31/2020
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/21	7%	—	1,721,443
Total								—	1,721,443

IUDÚ Compañia Financiera S.A.

●	Global Program for the Issuance of Negotiable Obligations for up to U.S.$500,000,000

On March 22, 2017, the shareholders’ meeting of IUDÚ resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of U.S.$500,000,000. The Program was authorized by the CNV Board through Resolution No. 18,650 dated May 10, 2017.

As of December 31, 2021 and 2020, IUDÚ had no negotiable obligations outstanding.

MicroLending S.A.U.

On June 22, 2017, the shareholders’ meeting of MicroLending S.A.U. resolved to approve the issuance of Negotiable Obligations for up to a maximum outstanding amount of Ps.35,000,000. The issuance was authorized by the CNV Board through Resolution RESFC-2017-18946-APN dated September 20, 2017.

As of December 31, 2021 and 2020, MicroLending S.A.U. had no negotiable obligations outstanding.

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2021	2020	2019

	(in thousands of Pesos, except percentages)
Shareholders’ equity at the end of the period attributable to owners of the parent company	51,509,505	53,812,414	48,117,782
Average shareholders’ equity(1)	53,223,155	51,925,191	47,986,902
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	13.2%	17.6%	16.2%
Average shareholders’ equity as a percentage of average total assets	13.3%	12.6%	14.7%
Total liabilities as a multiple of total shareholders’ equity	6.6	5.3	7.4
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	10.6%	13.2%	10.3%

(1)	Calculated on a daily basis.
(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and IUDÚ’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31, (1)
	2021	2020	2019
Total Capital
Tier 1 Capital
Paid in share capital common stock	829,564	829,564	829,564
Share premiums	6,898,635	6,898,635	6,898,635
Disclosed reserves and retained earnings	(311,314)	(4,786,695)	5,351,399
Non-controlling interests	76,340	346,732	125,955
IFRS Adjustments	967,879	366,192	1,001,756
Capital Adjustments	34,271,663	22,680,725	—
Expected Credit Losses	1,362,584	2,210,136	—
100% of results	(267,662)	1,585,872	2,247,147
50% of positive results	(809,041)	312,738	536,635
Sub-Total: Gross Tier I Capital	43,018,648	30,443,899	16,991,091
Tier 2 Capital
General provisions/general loan-loss reserves 50%	1,552,919	1,090,865	871,395
Subordinated term debt	—	—	162,339
Sub-Total: Tier 2 Capital	1,552,919	1,090,865	1,033,734
Deduct:
All Intangibles	5,156,121	2,548,881	754,238
Pending items	38,452	90,951	25,611
Other deductions	6,963,809	4,566,118	2,219,867
Total Deductions	12,158,382	7,205,950	2,999,716
Total Capital	32,413,185	24,328,814	15,025,109
Risk weighted assets(2)	255,610,319	174,954,402	129,638,218
Tier 1 Capital / Risk weighted assets	12.1%	13.3%	10.8%
Regulatory Capital / Risk weighted assets	12.7%	13.9%	11.6%

(1)	Nominal value without inflation adjustment.
(2)	Risk weighted assets is calculated by multiplying the operational risk and market risk by 12.5 and adding the credit risk weighted assets.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets. We expect that capital expenditures in 2022 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

Item 5.CResearch and Development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

Item 5.DTrend Information

We believe that the macroeconomic environment and the following material trends related to Argentina, the Argentine financial system and our business have affected and will continue to affect our business, results of operations and financial condition. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in

Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population.

This analysis should be read in conjunction with the discussion in “Item 3.D. Risk Factors” and taking into consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of several sectors, including the financial system.

Material Trends Related to Argentina

According to the latest estimates of the IMF, the world economy expanded by 5.9% in 2021, as a result of the economic recovery following the decrease by 3.5% in the world economy in 2020, which was mainly as a result of the mobility restrictions imposed by countries throughout the world to contain the spread of the COVID-19. According to recent IMF estimates, the world economy is expected to grow by 3.6% in 2022, which reflects a slight downward correction with respect to previous projections of the IMF. This recovery would be the result of a 3.3% growth in advanced economies and 3.8% in emerging economies. According to the IMF, the world economic growth will vary from country to country and will depend on several factors, including the ability of governments to contain the spread of the COVID-19 and its variants, including most recently its Delta and Omicron variants, and the normalization of supply chains. In addition, there are other global risks that may adversely impact national economies, such as the escalation in the conflict between Russia and Ukraine.

Before the COVID-19 pandemic, the Argentine economy was contracting and 2020 was the third consecutive year of economic crisis in Argentina. According to data published by the INDEC, the Argentina’s GDP increased by 10.3% in 2021, mainly as a result of the implementation of vaccination programs, which enabled the lifting of certain mobility restrictions that had been enforced in Argentina until the end of 2020, and to the increase in commodity prices, which resulted in an increase in U.S. dollar exports. As a result, the Argentine economy recovered in 2021 after its significant contraction of 9.9% in 2020. However, Argentina’s real GDP for the fourth quarter of 2021 real GDP was still 3.7% below Argentina’s real GDP for the fourth quarter of 2017.

In 2022, the Argentine economy may be affected by the dynamics of macroeconomic variables within the framework of the  IMF Agreement. The Argentine Congress approved the IMF Agreement on March 11, 2022 for an extended financing for a term of two and a half years and with a repayment period of over ten years. The IMF Agreement has the following main terms: (i) Argentina’s commitment to gradually decrease its primary deficit to 2.5% of Argentina’s GDP in 2022, to 1.9% of its GDP in 2023, and to 0.9% of its GDP in 2024; (ii) Argentina’s commitment to gradually reduce its monetary assistance from the Argentine treasury to 1% of Argentina’s GDP in 2022, to 0.6% of its GDP in 2023 and to 0% of its GDP in 2024; (iii) the setting of positive real interest rates; and (iv) the reduction of inflation from a multi-causal approach and the accumulation of reserves without major modifications to the current exchange rate regime. As of the date of this annual report, the Central Bank raised the interest rate of the LELIQ from 38% to 47% while creating a 180-day LELIQ with a floating interest rate equivalent to the effective annual yield of the 28 days LELIQ.

Certain other global trends may also affect the Argentine economy in 2022, including (i) an increase in world trade, which is estimated to be 6.1% in 2022, (ii) the estimated increase in agricultural commodity prices by 3.1% in 2022, (iii) the estimated limited growth in the GDP of Brazil, the main trading partner of Argentina, in 2022, (iv) the existence of new variants of the COVID-19, which could adversely affect the performance of the economies, and (v) the escalation in the conflict between Russia and Ukraine. In addition, the actions expected to be taken by the U.S. Federal Reserve in relation to the levels of interest rates may also affect the Argentine economy in 2022. On March 16, 2022, the U.S. Federal Reserve approved an increase of 0.25% in interest rates, the first increase since December 2018, and interest rates are expected to continue to raise during 2022. These raises in interest rates typically lead to a strengthening of the U.S. dollar at a global level and a decrease in commodity prices, which may adversely impact the economies of emerging countries, including Argentina.

According to the estimates of the Central Bank (Relevamiento de Expectativas de Mercado) as of March 2022, the Argentine GDP is expected to grow by 0.6% during the first quarter of 2022 and by 3.2% during 2022, although it is expected to decrease by 0.4% during the second quarter of 2022. The Central Bank has also estimated that the inflation rate is expected to increase from 50.9% in 2021 to 59.2% in 2022, although it is expected to decrease to 47.5% in 2023. In addition, the nominal exchange rate is expected to end at Ps.154 per U.S. dollar, which would represent a depreciation of 49.9% as compared to 2021.

We cannot predict whether future global and Argentine economic performance will differ materially from the IMF, the Central Bank, the INDEC and the REM forecasts, particularly due to the uncertainties of the global economic environment, inlcuding the evolution of the COVID-19 pandemic).

Material Trends Related to the Argentine Financial System

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. The industries in which we operate have been affected by the economic recession existing in Argentina over the last years, which was negatively impacted by the COVID-19 pandemic. As of December 31, 2021, the loan to GDP ratio decreased to 8.3% from 9.9% in 2020 and industry loan demand decreased to historical records. While work is being done to stabilize the Argentine economy, the financial sector in Argentina will continue to face considerable macroeconomic and regulatory challenges that we expect will go beyond 2022. Notwithstanding the challenging macroeconomic environment, the Argentine financial system is solid, with high levels of liquidity and solvency.

The levels of high solvency and liquidity are expected to prevail in 2022, as credit growth related to GDP is not expected to occur. The first months of the year show increases in credit well below inflation.

Nevertheless, since 2020, a relevant portion of assets and liabilities of the banking industry became subject to increased regulation both in volumes and interest rates, thus impacting the financial margin of the banks. We expect this trend to continue in 2022, and that the Central Bank will continue promoting and ruling credit lines at subsidized interest rates, establishing limits on holdings of economic policy instruments, and imposing minimum rates on time deposits.

In 2020 and 2021, asset quality had been impacted by Central Bank’s regulations, including (i) the easing on debtor classifications (adding a 60 days grace period before the loan is classified as non-performing) which was introduced in March 2020 and was extended until March 31, 2021, and (ii) the relief programs ruled allowing debtors to defer their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April 2020 and September 2020. In April 2021, these regulations were lifted, but asset quality indicators in the Argentine financial system performed better than previous estimates. In 2022, we expect that the same trend continues. See “Item 3.D. Risk Factors—Risks related to the Argentine financial system—The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector continue to be affected by adverse macroecononic conditions in Argentina” and “Item 4.B. Business Overview—Government Measures in Response to the Ongoing COVID 19 Pandemic.”

Material Trends Related to Our Business

During 2021, we made significant strides across the Group toward achieving our strategic goals. With the aim of improving our return on equity and driving value creation, our strategic initiatives are centered on six key pillars: enhance the customer experience, attract new customers, advance on digital transformation, drive efficiency gains, improve funding, and maintain healthy asset quality.

Looking ahead, the financial services industry in Argentina continues to face significant macro and regulatory challenges, including high fiscal deficit, high tax levels and high inflation, along with a weakening currency, which go beyond 2021.

We intend to maintain prudent financial risk management policies and to continue improving our operating efficiency, in a year we believe will continue to be marked by high levels of economic uncertainty and volatility. Loan growth will largely depend on the size and strength of the economic growth in 2022, the evolution of the inflation in Argentina, the evolution of the global political and economic environment, and consumer and investor confidence in Argentina.

The COVID 19 pandemic and the measures adopted by the Argentine government and other regulators to contain the spread of the virus have accelerated the digitalization of a traditionally cash-oriented sector. This digitalization advanced during 2020 and 2021 and, as a result, we continue to accelerate our digital transformation strategies and to introduce new functionalities and digital products across our business segments, while keeping high cybersecurity standards.

We will continue to balance risk and profitability by managing the credit cycle and excess liquidity through asset and liability management. We may continue to face further pressure from higher cost of funds resulting from the floor on interest rates on time deposits and subsidized rates on mandatory credit lines to SMEs. In terms of expenses, we will continue to exercise strict control on recurring costs. While investments in accelerating our digital transformation strategy and in scaling up the service model pilots across the bank branches network will result in some temporary increases in costs, this will contribute to enhance efficiency in the longer term. Higher provincial and municipal taxes and turnover tax rates, along with the extension of the turnover tax to securities from the Central Bank in the City of Buenos Aires, may also continue to affect expenses. Expected high level of inflation may also continue to impact net results.

In terms of our asset quality, we expect that it remains stable during 2022, while provisions could slightly grow above the levels existing in 2021 in line with loan growth, while cost of risk is expected to remain at similar levels of 2021. In turn, we expect capital and liquidity to remain at adequate levels underscoring long-term sustainability.

We will continue executing our transformation strategy with the goal of driving sustainable growth as demand resumes while enhancing our current competitiveness, remaining flexible under this challenging scenario.

Item 5.ECritical Accounting Estimates

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

Allowances for loan losses

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group’s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage.A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

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

We have applied judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. We have defined defined that there was no evidence of impairment for any period included in our consolidated financial statements. Given the aforementioned, no recoverable value has been calculated.

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

Although we believe that assumptions and forecasts used are suitable in virtue of the information available, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

We decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. Current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the  reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at  the tax rates that are expected to be applied when the asset is realized or the liability is settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on senior management’s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, based on factors such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by management. Such plan is based on reasonable expectations.

Item 6.Directors, Senior Management and Employees

Board of Directors

According to our bylaws, our Board of Directors may be composed of a minimum of three and a maximum of nine directors, and shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, our Board of Directors is composed of seven directors. There are no alternate directors.

Directors and their alternates, if any, are appointed for a maximum term of two years by our shareholders during the annual ordinary shareholders’ meeting. Directors may be reelected. Alternate directors replace directors in the order in which they were elected. Directors are elected annually in staggered elections. Despite their two-year appointment, pursuant to section 257 of the Argentine General Corporations Law, directors will maintain their positions until new directors are appointed at the following annual ordinary shareholders’ meeting.

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 27, 2022, in accordance with Article 9 of our bylaws.

During the first meeting after directors have been appointed, they must appoint a chairman and vice-chairman of the board, or, if considered appropriate, a first vice-chairman and a second vice-chairman. The vice-chairman or, if applicable, the first vice-chairman, would automatically replace the chairman in the event that the chairman is absent, resigns, dies or faces any other impediment to serve as chairman, and the second vice-chairman, if applicable, would replace the first vice-chairman. In the absence of any of these directors, our Board of Directors may appoint who will serve as chairman or chairmen. The chairman of the board may cast two votes in the case of a tie.

Our Board of Directors functions and acts upon the majority vote of its members present at its meetings either physically or via any form of audio and visual simultaneous communication.

The following table sets forth the composition of our Board of Directors as of April 27, 2022:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(2)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008	December 31, 2022	December 13, 1956
Emérico Alejandro Stengel	First Vice-Chairman of the Board	July 13, 2010	December 31, 2023	December 17, 1962
Atilio Dell’Oro Maini	Second Vice-Chairman and Corporate Secretary	September 28, 2011	December 31, 2022	February 13, 1956
Eduardo Pablo Braun	Director	April 26, 2019	December 31, 2022	June 25, 1963
José María Orlando	Director	August 12, 2020	December 31, 2023	September 25, 1964
Laurence Nicole Mengin de Loyer	Director	April 28, 2020	December 31, 2023	May 5, 1968
Hugo Enrique Santiago Basso	Director	April 26, 2019	December 31, 2022	December 3, 1979

(1)

With the exception of Julio Patricio Supervielle and Laurence Nicole Mengin de Loyer, the respective date of appointment to the Board of each director is also the date on which each director first joined Grupo Supervielle. Julio Patricio Supervielle has held positions in our board since March 21, 2000, however he has continuously served in our board since 2008. Laurence Nicole Mengin de Loyer first joined the Board on March 23, 2010, where she served as director until April 26, 2019.

(2)

Notwithstanding the expiration date stated above, pursuant to section 257 of the Argentine General Corporations Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

There are no family relationships between the abovementioned current members of our Board of Directors, except for Julio Patricio Supervielle and Hugo Enrique Santiago Basso (uncle and nephew, respectively).

The following are academic and professional backgrounds of the members of the board.

Julio Patricio Supervielle is Chairman of the Board of Grupo Supervielle and CEO of Grupo Supervielle. He also serves as Chairman of Banco Supervielle, IUDÚ, Tarjeta, Sofital, InvertirOnline, InvertirOnline.com Argentina, Espacio Cordial de Servicios, Bolsillo Digital and Supervielle Agente de Negociación, IOL Holding S.A. and IOL Agente de Valores S.A., subsidiaries of Grupo Supervielle. With over 35 years of financial industry experience, he joined the family business Exprinter-Banex in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has been leading Grupo Supervielle since early 2000. During this time, Grupo Supervielle achieved significant growth in terms of net worth, assets and deposits, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) on the New York Stock Exchange and the Buenos Aires Stock Exchange. Mr. Supervielle has a degree in Business Administration from Universidad Católica Argentina, holds a master’s degree from The Wharton School of the University of Pennsylvania and attended the Global CEO Program organized by Wharton, IESE and CEIBS. As Chairman and CEO, Mr. Supervielle brings to the Board his expertise and proven leadership in the financial industry as well as valuable insight into our strategy formulation, culture crafting, risk management and compensation, providing an essential link between management and the Board. He also provides the Board with important perspectives on innovation, management development and industry challenges and opportunities.

E. Alejandro Stengel is the CEO of Banco Supervielle,First Vice-Chairman of Grupo Supervielle and serves on the boards of Cordial Compañía Financiera, Supervielle Seguros, InvertirOnline, Supervielle Agente de Negociación, Bolsillo Digital, and Vice Chairman of IOL Holding subsidiaries of Grupo Supervielle. Prior to his current position Mr. Stengel was Banco Supervielle’s COO, with operational responsibilities for Personal & Business Banking, Corporate Banking, Operations, IT and Planning. He focused on streamlining the organizational structure, launching the Bank’s Customer Centric strategy and implementing the Agile and Digital Transformation Program. As board member of Grupo Supervielle he had a central role in the formation and development of Supervielle Seguros (Insurance) and Espacio Cordial (Non-Financial Services). Before joining Grupo Supervielle, Mr. Stengel was the CEO of Los Grobo Agropecuaria, a leading Mercosur agribusiness company that won the National Quality Award under his tenure. As a Partner of Booz Allen Hamilton, a global management consulting firm, he worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He led strategic integration and operations enhancement projects in Financial Services. Mr. Stengel began his career in Corporate Banking at Citibank and Banco Santander. He earned an Industrial Engineering degree from the Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. Mr. Stengel brings to our Board of Directors strong senior management experience and expertise in Strategy and Organizational Transformation, developed in regional and International business settings. His participation in Boards and successful Capital raising efforts including an initial public offering (“IPO”) add Corporate Governance and Investor Relations to his contributions.

Atilio Dell´Oro Maini serves as Second Vice-Chairman of Grupo Supervielle, First Vice Chairman of Banco Supervielle, Chairman of Micro Lending, Vice Chairman of IUDÚ, Vice Chairman of Supervielle Seguros, Vice Chairman of Supervielle Productores Asesores de SegurosVice Chairman of Sofital, Vice Chairman of Espacio Cordial de Servicios, Vice Chairman of Tarjeta, Vice Chairman of InvertirOnline, Vice Chairman of InvertirOnline.com Argentina, Vice Chairman of Bolsillo Digital, Vice Chairman of Supervielle Agente de Negociación and Director of IOL Holding, subsidiaries of Grupo Supervielle. In 2003, he joined the law firm Cabanellas-Etchebarne-Kelly as a Senior Partner of the Banking and Capital Markets divisions. In 1997, he worked at the London-based global law firm Linklaters & Paines. He worked in New York City as a Foreign Associate at the law firm White & Case in 1987 and Simpson Thatcher & Bartlett from 1988-1989. Previously, he joined the law firm Cárdenas, Cassagne & Asociados and was made Partner in 1990. He has extensive experience advising banks and other financial entities, corporations and governments with respect to all types of international and domestic banking and financial transactions. Atilio is a lawyer, with degrees in Political Science and Agricultural Production. He also completed the Program of Instruction for Lawyers at Harvard Law School. He is a Professor at the Master’s in Business Law program at Universidad de San Andrés, as well as a member of the Bar Association of the city of Buenos Aires. Mr. Dell’Oro Maini brings to the Board more than 30 years of experience in the legal and financial sectors with extensive expertise in mergers and acquisitions, international capital market transactions and strategic financial issues. Mr. Dell’Oro Maini offers the company valuable perspective and guidance in corporate governance, regulatory framework and Board effectiveness. He also has significant knowledge and direct involvement in issues related to CSR/ESG initiatives.

Eduardo Pablo Braun is an Industrial Engineer graduated from Universidad de Buenos Aires, where he won the Bunge & Born scholarship for his academic excellence and holds an MBA with an emphasis in Finance and Marketing from The Wharton School, University of Pennsylvania, 1990. He is an international lecturer in Leadership and Innovation, a business consultant and the author of ‘People First: Chief Emotions Officers’. He taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and lectures in various academic and business forums in Singapore, Dubai, Germany, the United States and other countries. He was a professor at Universidad Católica Argentina and is an expert in leadership at Universidad de San Andrés. From January 2016 til December 2019 he was a director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was Director of the HSM Group between 1999 and 2011, in charge of the Global Relations Direction with the Speakers. He is a member of the Board of multinational compnay Cuvelier Los Andes (French wines). In 2018 he was responsible for creating and conducting the Advisory Council for the Design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consultancy firm specialized in strategies and business development. His experience as a management consultant began with Booz Allen & Hamilton at the Paris offices in 1990, where he worked on various projects for Europe, Brazil and Argentina, where he combined his experience as a consultant with that of executive positions. He participates or has participated in several NGOs such as the Clinton Global Initiative, of which he was a member for 5 years, EMA (Multiple Sclerosis Argentina), is a member of the Council of ICANA (Argentine Cultural Institute of North America) and President of the G25 Foundation. He currently serves as an Independent Director of Grupo Supervielle S.A. Mr. Braun provides to our Board of Directors his expertise in corporate governance, strategy and organizational culture. Including his international business experience of working experience based in Europe and as Director of an international company in the knowledge economy. As author and international speaker Mr. Braun has helped companies understand and tackle their cultural challenges. Mr. Braun also has experience serving as an outside Director of a subsidiary of a public company.

José María Orlando studied Business Administration at Universidad Católica Argentina. He worked as an officer of Bank Boston between 1986 and 1996, holding different positions in Buenos Aires, London and Boston in the areas of Finance, Treasury and Investment Banking. From 1996 to 1998, he served as CFO and Head of Global Markets for Deutsche Bank, DMG in Argentina. In 2000 he became CFO and CIO of Zurich Argentina. In 2005 he became Corporate Development Director and in 2007 he became CEO and Chairman of Zurich Argentina. In 2010, he was appointed as Latin America CEO of Zurich Global Life. During that term, he also served as Board Member of Zurich-Santander Insurance Americas in several countries. Since 2015, he has been the owner of Deal Financial Services, a consultancy firm rendering advisory services in brokerage, asset management, capital markets and mutual funds to individuals, corporations and institutional investors. He also serves as Vice Chairman of the Board of CIPPEC (Center for Research on Public Policies for Equity and Growth) and is a Director of Clodinet S.A. (Pilara). He is a member of the Board of Colegio Madre Teresa and is Co-Founder and First President of Voces y Ecos, an NGO focused on Media. In the past he was also a Member of the Administration Council and Treasurer of Universidad Católica Argentina; Director of Escuelas de Liderazgo Universitario; Member of the Executive Investment Committee of Máxima AFJP; Member of the Financial Matters Committee of the Argentine Banking Association; Member of the Board of Mercado Abierto Electrónico S.A. and Member of the Administration Council of Club Newman. He has participated as a speaker at numerous international conferences and seminars in the United States, Europe, Latin America and Asia. Since August 2020 he is an Independent Director of Grupo Supervielle S.A. Mr. Orlando brings extensive local and international strategic and financial experience in commercial and investment banking, treasury, general and life insurance, asset management &

brokerage through acting during more than 30 years in several international organizations as CFO, CEO, Director and shareholder. He brings also background in organizational leadership and culture.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers and Acquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2009, as a result of her move to Argentina, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as independent Director of Grupo Supervielle S.A. between 2016 and 2019. In April 2020, she was appointed Independent Director of Grupo Supervielle. In April 2021, she was appointed Director of Grupo Supervielle. To date, she serves as independent Director of Biosidus (a biotech company),Peugeot Citröen Insurance Company and Vitalis Pharmaceuticals Holding (Spain). Ms. Loyer brings to our Board of Directors extensive international business experience in a variety of industries. In addition, she brings expertise in financial control, market discipline and audit, including experience gained as Chief Financial Officer in a public company. She also brings expertise in global corporate governance and strategy. Laurence also has experience serving as outside Director on other Boards.

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last five years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates, he joined E&J Gallo, currently overseeing a portfolio of ten luxury wineries. He is Director of Grupo Supervielle S.A., Banco Supervielle S.A., Espacio Cordial and InvertirOnline.com Argentina S.A.U.

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Section 274 of the Argentine General Corporations Law, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for breaching any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the Board of Directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the Board of Directors and the Supervisory Committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

Section 271 of the Argentine General Corporations Lawallows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the Board of Directors (or the Supervisory Committee in the absence of board quorum) and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the Supervisory Committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the Supervisory Committee for any damages to the company.

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

Under Argentine law, the Board of Directors is in charge of the company’s management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Corporations Law, the company’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed in shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

Meetings, Quorum, Majorities

Our Board of Directors must hold a minimum of one regularly scheduled meeting every three months. Meetings must also be convened when called by any member of our Board of Directors. The quorum for a Board of Directors’ meeting is the majority of its members. Our Board of Directors will pass resolutions by the affirmative vote of the majority of members present. Pursuant to our bylaws our directors may participate in a meeting of our Board of Directors by means of a communication system that provides for a simultaneous transmission of sound, images and words. Directors participating by such means count for quorum purposes for all meetings and all matters of agenda, therefore the board will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system.

Incentive-based Retirement Plan for Senior Management and Directors

In December 2016, Grupo Supervielle approved an incentive-based retirement plan, which replaced certain existing compensation mechanisms. Members of our senior management and Board of Directors were entitled to receive cash payments over time under the plan if certain performance targets were met. 50% of the funds contributed by us to the plan were released to individual plan accounts once the performance targets were met, subject to compliance with waiting periods mandated by Argentine legislation. The remaining 50% was vested after an additional twelve-month waiting period. We initially agreed to monitor the eligibility and participation as the plan would develop and expected to contribute approximately U.S.$3.6 million per year to the program. The plan was approved for a one-year period. However, the plan has not been used since 2018.

In March 2022, IOL Holding S.A., IOL Agente de Valores S.A.U. and Invertironline S.A.U. approved a long-term incentive program for their senior management and employees who are responsible for the success in the management and operation of their respective businesses. This program offers incentives based on the increase in the companies’ equity value.

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

Currently, Julio Patricio Supervielle, Atilio Dell’Oro Maini, Emérico Alejandro Stengel, Hugo Enrique Santiago Basso and Laurence Nicole Mengin de Loyer are non-independent, whereas Eduardo Pablo Braun and José María Orlando are independent members of our board according to the criteria established by the CNV. However, Laurence Nicole Mengin de Loyer is independent according to the U.S. federal securities law and the NYSE standards. See “—Audit Committee” for further details about independence requirements of the members of our Audit Committee.

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

Officers

Our management is comprised of our Chief Executive Officer (“CEO”), Julio Patricio Supervielle, who reports to our Board of Directors, and is in charge of ensuring that the different companies in the Group function in a coordinated manner, with synergy and efficiency, applying the strategic guidelines defined for each business unit; the Bank’s CEO, Emérico Alejandro Stengel who is responsible for developing and executing the Bank’s business plans, enhancing key capabilities and increasing operational efficiency; our chief financial officer (“CFO”), Mariano Biglia, who is in charge of the accounting, tax and planning divisions; our Chief of Legal Affairs and AML, Sergio Gabai; our Chief of Human Resources, and our Chief Technology Officer (“CTO”), Sergio Mazzitello. Our Treasurer and IRO, Ana Bartesaghi, also reports to the CEO.

Our Chief Risk Officer (“CRO”), Javier Conigliaro, the Head of Internal Audit, Sergio Gustavo Vázquez, our Head of Anti Money Laundering, Juan Cuccia, and our Compliance Officer, Moira Almar, all report to our Board of Directors.

Chief Executive Officer

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956

Senior Management that reports to the CEO

Name	Office	Profession	Date of Birth
Emérico Alejandro Stengel	CEO of the Bank	Industrial Engineer	December 17, 1962
Mariano Biglia	Chief Financial Officer	Public Accountant	December 16, 1978
Sergio Gabai	Chief of Legal Affairs and AML	Lawyer	April 26, 1967
To be appointed(1)	Chief of Human Resources	-	-
Sergio Mazzitello	Chief Technology Officer	Information Systems	February 21, 1965

(1) We expect that the new Chief of Human Resources will be appointed after the filing of this annual report with the SEC. As of the date of this annual report, Fernando Valdez, Head of Human Resources Business Partnering, is holding the position of Chief of Human Resources on a temporary basis until the next Chief of Human Resources is appointed.

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

The CFO directs and oversees the controlling, accounting and tax divisions. The controlling division is responsible for continuous evaluations of short-term and long-term strategic financial objectives, capital planning, preparing financial trends analyses and analyses of forecasts, budgets and costs. The accounting division monitors compliance with generally accepted accounting principles and applicable federal, state and local regulations and laws, and rules for financial reporting. The tax division is responsible for tax planning, compliance with federal and state tax regulations and acts as advisor to business segments in the development of new products for tax matters.

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

The Chief Technology Officer is responsible for leading the IT administration, and in turn establish a solid relationship between IT and business areas to deliver added value to the organization and ensure compliance with digital transformation objectives, under a technological architecture framework. The CTO also leads the digital transformation of the core business with agile methodologies and organization by tribes to contribute with the vision of becoming a technological company.

The Treasurer & IRO heads the Treasury and Investor Relations division. As Treasurer is responsible for the company liquidity position and funding strategies, and as IRO is responsible for preparing and providing financial information to, and coordinating with, regulatory bodies and both domestic and international investors and analysts.

The CRO is responsible for overseeing the governance and framework for global risk management across the different companies of the Group. In addition, the CRO provides independent guidance for managing the overall risks, including credit risk, market risk, interest rate risk, liquidity risk and operational risks, reputational risk and cybersecurity risks in order to ensure that our business is in line with the regulatory requirements. The CRO is also responsible for establishing the global credit risk policies and the soundness of the credit approval process across all business units.

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

Sergio Gabai has been Chief of Legal Affairs and AML of Grupo Supervielle since May 2012. He joined Banco Supervielle in 2016 as Head of the Legal Department. He also serves as Vice President of the Board of MILA, as Director of Sofital, Tarjeta, Espacio Cordial de Servicios and IOL.Com, and as alternate syndic of Easy Cambio S.A. From 2000 through 2007 he was in charge of BBVA Banco Francés Legal Services for the Banking Business Department. Prior to this role, he was the Legal Affairs Assistant Manager at Bank Boston. A graduate of the Universidad de Buenos Aires as an Attorney-at-Law, he also holds a master’s degree in Economics and Insurance Law from the Universidad Católica Argentina and a Ph.D. in Management from University of Navarra’s IESE Business School. He attended the Management Program for Lawyers at Yale University. He has 25 years of industry experience.

Javier Conigliaro has been Chief Risk Officer of Grupo Supervielle since July 2016. He served as Chief Risk Officer of Banco Supervielle from 2012 through 2016. He held previous several positions at Banco Supervielle, Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina. With overall 32 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of

Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School. He reports to our Board of Directors.

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

Moira Almar has been Compliance Officer since October 2017. She previously served as the Head of Compliance at Banco Santander Rio from 2006 to 2017, having worked before in various compliance and commercial positions also at Santander Rio. Moira holds a Law Degree from the National University of La Plata, Masters in Banking Disciplines at the University of Siena - Italy and completed the Executive Management Development Program of the School of Business Management (EDDE / UADE). She has 24 years of industry experience and 16 in compliance. This area reports directly to the Ethic, Compliance & Corporate Governance Committee of our Board of Directors.

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

For the biographies of Mr. Julio Patricio Supervielle and Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2022.

Pursuant to the Argentine General Corporations Law, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the Supervisory Committee are to monitor compliance with the Argentine General Corporations Law, the bylaws, its regulations, if any, and the shareholders’ resolutions, to supervise the administration of the company and to perform other functions, including, but not limited to: (i) attending shareholders’ and Board of Directors’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board of Directors, (iii) monitoring the company’s corporate records and other documents, and (iv) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the Board of Directors.

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary shareholders’ meeting held on April 27, 2022. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent. All of the members of our Supervisory Committee were appointed for the term of one year, until the annual shareholders’ meeting that considers the financial statements corresponding to the fiscal year ended December 31, 2022.

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

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta, Sofital S.A.F. e I.I., IUDÚ Financiera S.A., Espacio Cordial, Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital and Supervielle Agente de Negociación.

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

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, IUDÚ, Espacio Cordial, Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital y Supervielle Agente de Negociación.

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

Jorge Antonio Bermúdez holds a degree in Accountancy from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A., IUDÚ, Espacio Cordial, Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital and Supervielle Agente de Negociación.

According to the provisions of Section 79 of the Argentine Capital Markets Law, listed companies which have an audit committee are allowed not to have a Supervisory Committee. Such decision may only be adopted by an extraordinary shareholders meeting with a special quorum and supermajority of 75% of the voting stock.

Compensation of Directors, Management and Supervisory Committee

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the Argentine General Corporations Law and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Section 261 of the Argentine General Corporations Law provides that the compensation paid to all directors in a year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. The Argentine General Corporations Lawincreases the annual limitation on director compensation to up to 25.0% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special committees or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

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

The aggregate compensation paid to our directors, senior management and members of our Supervisory Committee in 2021 was approximately Ps.422.9 million, Ps.334.3 million and Ps.0.6 million, respectively.

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

We will take the necessary measures to ensure that independent alternate members are available in order to fill possible vacancies. A quorum for a decision by the audit committee will require the presence of a majority of its members and matters will be decided by the vote of a majority of those present at the meeting. A chairperson of the committee must be appointed during the first meeting after members of the committee have been appointed. The chairperson of the committee may cast two votes in the case of a tie. Pursuant to our bylaws, audit committee members may participate in a meeting of the committee by means of a communication system that provides for a simultaneous transmission of sound, images and words, and members participating by such means count for quorum purposes and the committee will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system. If the committee holds meetings by means of such communication system, it must comply with the same requirements applicable to Board of Directors’ meetings held in such way. Decisions of the audit committee will be recorded in a special corporate book and will be signed by all members of the committee who were present at the meeting. Pursuant to Section 17 Chapter III Title II of the CNV Rules, the audit committee must hold at least one regularly scheduled meeting every three months.

The Audit Commitee has a written charter that establishes its duties and responsibilities. The current charter was approved by our Board of Directors in 2020.

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
•

advises on the Board of Directors’ proposal for the designation of the external auditors, ensures their independence, analyzes the different services rendered by them, reviews their plans and evaluates their performance, giving an opinion on this matter when the Company issues its financial statements;

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

•	issues a report before any Board of Directors× resolution to buyback our shares;
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

The following chart shows the current membership of our Audit Committee:

Name	Position	Profession	Status(1)
José María Orlando	Director, Chairperson of the Committee	Business Administration	Independent

Laurence Nicole Mengin de Loyer(2)	Director	Business Administration (Financial Expert)	Independent
Eduardo Pablo Braun	Director	Industrial Engineer and Business Administration	Independent
(1)	Pursuant to Rule 10A-3 of the Exchange Act.
(2)

As from the Shareholders’ Meeting held on April 27, 2021, Ms. Mengin de Loyer is a non-independent director pursuant to the CNV Regulations[12] whereas she is an independent director pursuant to Rule 10A-3 of the Exchange Act.

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

•ensures that our subsidiaries’ management compensation plans incentivize a prudent level of each risk;

•	approves risk management quantitative models and monitors the effectiveness of such models; and
•

remains aware of the memos and rules related to risk published by each regulatory agency that regulates any of our subsidiaries, as well as understands the repercussions that the application of such memos or rules could have on our operations.

The following table sets forth the members of the risk management committee.

Name	Position

Julio Patricio Supervielle	Chairman of the Committee, Chairman of the Board and CEO
Emérico Alejandro Stengel	Director
Laurence Nicole Mengin de Loyer	Director
Mariano Biglia	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO), Secretary of the Committee

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

•proposes to the Board of Directors the agenda related to ethics and compliance;

•defines policies and procedures related to ethics and compliance;

•

promotes, follows-up and oversees the compliance with the Code of Corporate Governance, and with the codes, policies and procedures related to Ethics and Compliance and informs the Board of Directors of any deviations that may occur and makes recommendations accordingly;

•takes knowledge of all applicable regulations and their impact within the Group’s practices;

•	makes recommendations to the Board of Directors on the gradual and progressive adoption of the provisions set forth by the CNV and the Central Bank regarding corporate governance standards;
•	takes knowledge of the recommendations of the Basel Committee accords and makes recommendations to the Board of Directors for their gradual and progressive adoption;

•submits to the Board of Directors an Annual Report of Compliance with the Code of Corporate Governance;

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

•defines policies and guidelines with regards to the Group’s related parties;

•revises from time to time the terms of the Code of Ethics and of the Code of Corporate Governance; and

•carries out any other acts within its competence, as may be requested by the Board of Directors.

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

•	dictates guidelines to conduct annual performance evaluations of personnel;
•	submits proposals to the Board of Directors for appointments of senior managers of Grupo Supervielle companies (CEO, Deputy CEO and Senior Managers);
•	promotes achievement of high standards of integrity and honesty on the part of all employees of Grupo Supervielle and its subsidiaries;
•	approves and inform the Board of Directors of the contracting of insurance policies applicable to the Board of Directors and members of Senior Management;
•	reviews the organizational structure of Grupo Supervielle and its subsidiaries;
•	proposes recommendations to the Board of Directors regarding its composition; and
•	exercises those other competencies assigned to this committee by the Board of Directors.

The following table sets forth the members of the Nominations and Remuneration Committee:

Name	Position
Eduardo Pablo Braun	Independent Director, Chairman of the Committee
Julio Patricio Supervielle(1)	Chairman of the Board and CEO
Hugo Enrique Santiago Basso	Director
Laurence Mengin de Loyer	Director
(1)	Julio Patricio Supervielle is an executive Director in his capacity as CEO of Grupo Supervielle.

The Chief Human Resources Officer is the Secretary of the Nomination and Remuneration Committee.

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

•

review of any information related to any material fact that must be submitted to the Argentine Securities and Exchange Commission, the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A., the SEC, the New York Stock Exchange, the Argentine Central Bank, the Superintendency of Insurance, and any other regulatory body with which it interacts and which relates to (i) mandatory reports; (ii) press releases containing financial information, information on significant or material transactions; (iii) publication of relevant facts, (iv) oral communication and written correspondence for dissemination to shareholders and investors; and (v) any other relevant piece of information that should be communicated; and

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

Cybersecurity Committee

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
CISOs of Grupo Supervielle’s subsidiaries

Fintech Committee

The main objectives of the Fintech Committee are to analyze and approve the Group’s interest in fintech ventures, products and related projects; to propose and approve budgets and investments for each undertaking, and to monitor the evolution of undertakings and projects.

The following table sets forth the members of the fintech committee.

Name	Position
E. Alejandro Stengel	Director
Other members of management as related to the nature of the proposed investment, upon invitation

Banco Supervielle S.A.’s Board of Directors

Our main subsidiary, the Bank, is managed by its own Board of Directors, which is currently comprised of five members. As of the date of this annual report, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than nine directors, and appoint an equal or lesser number of alternate directors. Any director so appointed will serve for two years. The elections of the Bank’s Board of Directors are staggered. As of the date of this annual report, one half of the members of the Bank’s Board of Directors are elected each year. While directors generally serve two-year terms, in the event of an increase or decrease in the number of directors serving on the Bank’s board, the shareholders’ are authorized to appoint directors for a period of less than two years. Directors may be reelected and will remain on their duties until their replacements take their positions.

The Bank’s corporate governance model contains most of the recommendations made by the Central Bank and CNV regarding corporate governance. Such model provides guidelines regarding decision-making by the Bank’s Board of Directors, as well as certain guidelines for the committees reporting to the Board of Directors. Among other things, the guidelines incorporate provisions to the Board of Directors’ regulations, such as:

•	The Board of Directors shall meet on a monthly basis in order to discuss policies, strategic issues and business, and other customary issues such as provisions, budgetary divergences, portfolios, etc.
•

The Board of Directors shall meet on a quarterly basis in order to analyze: (i) operational risks and regulatory compliance,(ii) prevention of money laundering and financing of terrorism, (iii) auditing, (iv) IT, (v) human resources, (vi) credit risks, and (vii) implementation of the Bank’s strategic plan.

The following table sets forth the composition of the Bank’s Board of Directors:

Name	Title	Year of Election to the Board	Date of expiration of current term	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	December 31, 2023	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman of the Board	2011	December 31, 2023	February 13, 1956
Alejandra Naughton	Second Vice-Chairman of the Board	2020	December 31, 2023	September 22, 1962
Richard Guy Gluzman	Director	2019	December 31, 2022	July 11, 1953
Hugo Enrique Santiago Basso	Director	2019	December 31, 2022	December 3, 1979

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

Alejandra Naughton was appointed Director of Banco Supervielle on July 13, 2020. Before being appointed Director, she was Chief Financial Officer of Grupo Supervielle since 2011 and Chief Financial Officer of Banco Supervielle since 2012. She holds a degree in Economics from the Universidad de Buenos Aires and a post-graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she obtained the “Expert in Finance and Management Accounting” and “Expert in Corporate Governance” degrees, at the Federal Reserve Bank of New York, where she obtained the “Expert in Management and Operations” degree, and at the IMF, where she obtained the “Expert in Safeguards Assessment” degree. From 1994 to 2007, she served on the Central Bank’s staff in several senior positions, including Deputy General Manager from 2003 to 2007 and Argentine Representative to the Governance Network at the Bank for International Settlements in Switzerland. During 2007 and 2008, she worked as a consultant at the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since our IPO in 2016 allows her to take on a stewardship role as the Group pursues its reporting responsibilities with the market and financial authorities. She also provides permanent support to our IR Program. Ms. Naughton currently serves as Director, Second Vice Chairperson of Banco Supervielle S.A., Director of IUDÚ, Director of Supervielle Seguros, Director of Micro Lending, Director of InvertirOnline S.A.U., Director of Supervielle Productores Asesores de Seguros, Director of Bolsillo Digital, Director of Supervielle Agente de Negociación, Chairperson of Easy Cambio S.A., Director of IOL Holding S.A. and Vice Chairperson of IOL Agente de Valores S.A.

Richard Guy Gluzman has a Law degree from Nanterre University in Paris and a master’s degree in Business Administration from the ESSEC University in Paris. From 1978 to 1995, he worked in France holding various managerial positions in several technological companies (Burroughs S.A., Digital Equipment Corporation, Wang S.A. and JBA S.A.). His career in Argentina started in 1995, when he joined Coming S.A. (France Telecom & Perez Companc Group) as General Manager until 1997. From 1997 through 1999, he served as a member of Globalstar S.A.’s Board of Directors. From 1998 through 2000, he was at the helm of Diveo Broadband Networks S.A. as General Manager and then, from 2000 to 2006, he was a Director of Pegasus Capital, a private equity fund. In recent years he served as Director of the boards of directors of Grupo Supervielle S.A., Banco Supervielle S.A., IUDÚ, Tarjeta Automática S.A. and Sofital S.A.F. e I.I. Mr. Gluzman brings to the Board 17 years of international experience in Europe in Hi-Tech industries (computing, software and services), and strong experience in Latam Private Equity Fund. In addition, he brings extensive management and operational experience. Mr. Gluzman is also serving as non-executive Director in two other Boards in autoparts and massive consumption packaging industry in Argentina.

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall strategic objectives and reports to the CEO. The following tables set forth certain relevant information on the Bank’s current executive officers and its senior management.

Senior management that reports to the Board of Directors of the Bank:

Name	Position	Date of Birth	Year of Appointment
Emérico Alejandro Stengel	CEO	December 13, 1956	2020
Mariano Biglia	CFO	December 16, 1978	2020
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2012
Sergio Gustavo Vázquez	Head of Internal Audit	May 1, 1974	2019
Moira Almar	Regulatory Compliance Officer	December 6, 1968	2017
Juan Cuccia	Head of AML	July 22, 1971	2006

Senior management that reports to the CEO of the Bank:

Name	Position	Date of Birth	Year of Appointment
Silvio Margaria	COO and Deputy CEO	November 12, 1971	2020
Sergio Mazzitello	Chief Technology Officer	February 21, 1965	2019
Hernán Oliver	Head of Treasury and Global Markets	June 2, 1973	2009
Roberto García Guevara	Head of Capital Markets and Structuring	August 21, 1964	2018
Esteban Nicolás D´Agostino	Head of Operations and Central Services	July 8, 1972	2020
Sergio Gabai	Chief of Legal Affairs	April 26, 1967	2012
To be appointed(1)	Chief of Human Resources	-	-

(1) We expect that the new Chief of Human Resources will be appointed after the filing of this annual report with the SEC. As of the date of this annual report, Fernando Valdez, Head of Human Resources Business Partnering, is holding the position of Chief of Human Resources on a temporary basis until the next Chief of Human Resources is appointed.

Set forth below are brief biographical descriptions of the members of the Bank’s senior management.

Silvio Margaria was appointed Deputy CEO and COO of Banco Supervielle in June 2020. He joined Banco Supervielle in 2016, and since April 2019 he was Head of Personal and Business Banking. He has more than 26 years of experience in the financial industry. Before joining Supervielle, he was responsible for banking companies at Banco Macro S.A. from 2011 to 2016. Previously, he held several managerial positions overseeing nationwide retail banking networks, as well as corporate banking at international banks such as BankBoston, N.A. (from 1994 to 2007) and Standard Bank S.A. (from 2007 to 2011). He holds a Law degree from Universidad Católica Argentina and attended the Executive Development Program of the Universidad Austral Business School.

Hernán Oliver has been the Bank’s Head of Treasury and Global Markets since May 2009. He holds a degree in Economics from the Universidad Católica Argentina as well as a master’s degree in Finance from CEMA. In 1996 and 1997, he worked at Bank of America. From 1997 to 2002, he served as Finance Department Senior Trader at Banco General de Negocios. He then worked at Banco Finansur Finance Department until 2004, when he was hired as the Head of the Trading Desk at Banco Banex (at present Banco Supervielle S.A.). He has also been appointed as Alternate Director of Mercado Abierto Electrónico, the most important electronic securities and foreign currency trading market in Argentina

Roberto García Guevara joined Banco Supervielle in April 2018 as Head of Capital Markets. He is a public accountant graduated from Universidad de Buenos Aires. From 1992 to 1995 he worked at Baring Securities Argentina as a sales trader. From

July 1995 to June 1998 he served as Head of Argentine Research at Caspian Securities Sociedad de Bolsa. Between July 1998 and November 2002, he worked at Merril Lynch S.A. Sociedad de Bolsa serving as Senior Country Analyst - First Vice President, covering Argentina and Chile, and he also served as Vice President of the Board. From 2003 to August 2007 Roberto was Head of Research of Raymond James Argentina. From September 2007 until 2009 he worked at UBS Pactual as Head of Southern Cone and Andean Equity Strategy & Research. Roberto returned to Raymond James Argentina in 2010, where he was Head of Research until 2012. During his career in Research, he was ranked 10 times by the annual survey of “Institutional Investor” as a top three analyst for Argentine Equity Research (he was ranked number one five times). In 2012 he moved to the Corporate Finance effort within Raymond James Argentina (then AR Partners) and was Head of Corporate Finance between 2015 and March 2018.

Esteban Nicolás D´Agostino has been Chief of Operations and Central Services of Banco Supervielle since April 2020. He is a Public Accountant from University of Buenos Aires and attended the Executive Development Program at Universidad Austral Business School. Prior to this appointment, he served as General Manager at RECSA, a company dedicated to collection management. He has more than 26 years of experience in the banking industry, having worked at Citibank. His experience covers credit, collections, branches, operations and technology areas. Additionally, at Citibank he led the customer service models strategy with a focus on processes and operations for three years.

For the biography of Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

For the biographies of Mr. Mariano Biglia, Sergio Mazzitello, Mr. Sergio Gabai, Mr. Javier Conigliaro, Mr. Sergio Gustavo Vázquez, Ms. Moira Almar and Mr. Juan Cuccia, see “—Officers.”

Committees Reporting to Banco Supervielle S.A.’s Board of Directors

In accordance with Central Bank regulations, the Bank has several Board committees: the Audit Committee (Communication “A” 2525, as amended and restated by Communication “A” 6552 and 6555), the Information Technology Committee (Communication “A” 4609, as amended), the Committee on Control and Prevention of Money Laundering and Financing of Terrorism (Communications “A” 6709, as amended) and the Senior Credit Committee. In addition, the Bank also has a Risk Management Committee. Each of the Bank’s Board committees has its own internal charter. Each committee must report to the Board on a periodical basis and submit an annual report.

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

Banco Supervielle S.A.’s Information Technology Committee

The Information Technology Committee is formed by at least one Director appointed by the Board of Directors, the Chief Technology Officer, the CEO, the Deputy CEO, the CRO, the Head of Technology Infrastructure and Operations, the Head of Systems Development, the Head of IT Strategy and Solutions Engineering, and the Head of IT Governance.

The Information Technology Committee is responsible, among other things, for the following activities: (i) controlling the adequate operation of the IT environment; (ii) contributing to the effectiveness of the IT environment; (iii) considering the IT plan and submitting it for the approval of the Board of Directors; (iv) taking notice of the IT and plan and reviewing it; (v) periodically evaluating such plan and the level of compliance with it; (vi) reviewing audit reports related to IT and the relevant action plans to overcome any issues or weaknesses arisen from them; (vii) maintaining an adequate dialogue with the external auditing division of the Superintendency; (viii) taking knowledge and comply with of all applicable regulation of the Central Bank and other regulatory bodies; (ix) taking knowledge and approving the resources for the management of the systems contingency plan; (x) taking knowledge of the new projects within the committee’s competence and managing the priorities of each of them; (xi) taking knowledge of deviations in relation to the projects assigned to the IT team; (xii) overseeing the financial budget of IT; and (xiii) approving policies, standards, and any procedure related to IT.

The following table sets forth the members of the Information Technology Committee.

Name	Position
Richard Guy Gluzman	Director, Chairman of the Committee
Sergio Mazzitello	Chief Technology Officer, member and Secretary of the Committee
Emérico Alejandro Stengel	CEO
Silvio Margaria	Deputy CEO
Javier Conigliaro	CRO
Other members of management team:	Head of Technology Infrastructure and Operations
Head of Systems Development
Head of IT Strategy and Solutions Engineering
Head of IT Governance

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

The committee on the control and prevention of money laundering and financing of terrorism has to: (i) consider the Bank’s general strategies and policies in the area of money laundering prevention designed by the Senior Management and submit them for Board of Directors’ approval; (ii) approve the internal procedures necessary to ensure effectiveness and compliance with the regulations and policies in force, promote their implementation and control their performance; (iii) take knowledge of the amendment to applicable regulations and ensure that the updates of internal policies and procedures manuals are timely carried out; (iv) ensure the adoption of a formal and permanent and up-to-date training program for the personnel; (v) have an understanding in the consideration and survey of the best market practices related to the prevention of money laundering and financing of terrorism and promote their application in the Bank; (vi) analyze the reports of unusual operations raised by the AML Department or any other Bank officer and, subject to legal advise, arrange for their report with the relevant authorities; (vii) take knowledge of and promote compliance with the corrective measures that have arisen as a result of the external and internal audit reports related to the prevention of money laundering and terrorism financing; (viii) appoint the Head of Prevention of Money Laundering and Terrorism Financing with the concurrence of the Board of Directors; (ix) inform the control authorities about the removal or resignation of the Corporate Compliance Officer before the FIU within 15 business days of the occurrence, stating the relevant causes of such removal or resignation; (x) coordinate with Internal Audit for the periodic implementation of external audits carried out by recognized firms specialized in the field; (xi) ensure due compliance with the reporting duties to the competent authorities; and (xii) carry out all those functions as may be established by the Central Bank and the FIU from time to time.

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

The following table sets forth the members of the Risk Management Committee:

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Richard Guy Gluzman	Director
Emérico Alejandro Stengel	CEO
Silvio Margaria	Deputy CEO
Mariano Biglia	CFO
Hernán Oliver	Head of Treasury and Global Markets
Javier Conigliaro	CRO– Secretary
Sabrina Roiter	Head of Risk
Fernando Bodasiuk	Head of Financial Risks

Banco Supervielle S.A.’s Senior Credit Committee

The Bank’s credit committee is formed by the Chairman of the Board, the CEO, the Deputy CEO, the Chief Risk Officer, the Head of Treasury and Global Markets, the Head of Corporate Banking, the Credit Officer for Corporate Banking and Financial Institutions, the Credit Officer for SMEs and the Commercial Manager of Personal and Businesses Banking.

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

The CEO of IUDÚ, Tarjeta, Espacio Cordial and Mila is Juan Martin Monteverdi, the CEO of SAM is Guillermo Guichandut, the CEO of Supervielle Seguros is Diego Squartini, and the CEO of IOL invertironline is Christel Sasse.

Set forth below are brief biographical descriptions of the CEOs of our other subsidiaries.

Juan Martin Monteverdi has been responsible of the consumer finance units of Grupo Supervielle since August 2018. He also serves as Director of Bolsillo Digital He has been Chief Executive Officer Cordial Servicios since April 2014 and Chief Executive Officer of IUDÚ, Tarjeta and Mila since September 2018. He studied Business Management at the Universidad Nacional de Quilmes and took courses in Management, Leadership and Sales at IAE Business School and Universidad Austral. From June 2011 to April 2014 he was the Territorial Manager for Retail Banking and since 2006 he held several managerial positions also at Banco Supervielle.

Guillermo Guichandut has served as CEO of SAM since 2005. He also serves as Chairman of the Board of Directors of SAM. He received a degree in public accounting from Universidad Nacional de la Plata, and has completed a masters in Banking Management at the Universidad del CEMA. He is currently an Adjunct Professor of financial mathematics in the Economics department of the Universidad Nacional de la Plata. He is a member of the Executive Committee of the Argentine Chamber of Mutual Funds and President of its Communication Commission. Mr. Guichandut has vast experience in the financial sector, having worked at Bank of Boston and Banco Société Générale Argentina until his appointment as CEO of SAM in 2005.

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

Christel Sasse has been appointed Chief Executive Officer of IOL invertironline in March, 2021. She joined IOL invertironline as Chief Product Officer in June 2020 bringing 17 years’ experience in product management, marketing, e-commerce and digital marketing. Earlier, she held several positions at Eventbrite, Thomson Reuters, Mercado Libre, and Procter&Gamble. She holds an Industrial Engineer degree from the Universidad Tecnológica Nacional, a Postgraduate Degree in Capital Markets from Universidad del Salvador and a Master in Internationalization of Local Development, Economic Science and Social Science from the University of Bologna.

Employees

We had 4,811 employees (includes permanent and temporary employees) as of December 31, 2021, 5,021 employees as of December 31, 2020 and 5,084 employees as of December 31, 2019.

At the holding company we had for employees as of December 31, 2021, seven employees as of December 31, 2020 and nine employees as of December 31, 2019.

Banking Business employees:

As of December 31, 2021, 2020 and 2019 the Bank had 3,498, 3,706 and 3,837 employees, respectively. As of December 31, 2021, 70.2% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2021, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

Consumer Finance Segment had 935 employees:

•

As of December 31, 2021, 2020 and 2019, IUDÚ had 477, 477 and 452 employees, respectively. At December 31, 2021, 35.9% of IUDÚ’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio), which regulates labor contracts of non-banking, financial institutions. The remaining 64.1% of employees, all managers and some senior analysts, were covered only by general contractual labor laws. In addition, as of December 31, 2021, 1.3% of IUDÚ’s employees were members of the Commerce Employees Union (Sindicato de Empleados de Comercio).

•

As of December 31, 2021, 2020 and 2019, Tarjeta had 325, 386 and 422 employees, respectively. As of December 31, 2021, 92.1% of Tarjeta’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 7.9% of employees, all managers and some senior analysts, were covered by general contractual labor laws.

•

As of December 31, 2021, 2020 and 2019, Espacio Cordial had 110, 119 and 119 employees, respectively. As of December 31, 2021, 99.1% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, as of December 31, 2021, 84.3% of Espacio Cordial’s employees were union members.

•

As of December 31, 2021, and 2020, MILA had 23 employees and 29 employees. As of December 31, 2021, 69.6% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 30.4% of employees were covered by general contractual labor laws.

Insurance Segment had 154 employees

•

As of December 31, 2021, 2020, and 2019, Supervielle Seguros had 130, 129 and 122 employees respectively. At December 31, 2021, 93.1% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros. As of December 31, 2021, 10.0% of its employees were union members from the Sindicato del Seguro de la República Argentina.

•	As of December 31, 2021, Supervielle Productores Asesores de Seguros had 24 employees. None of its employees were under the collective bargaining agreement.

InvertirOnline S.A.U. and Invertironline.com Argentina S.A.U. had 205 employees:

•

As of December 31, 2021, InvertirOnline S.A.U. and Invertironline.com Argentina S.A.U. had 196 and 9 employees, respectively. As of December 31, 2021, 10.2% of InvertirOnline S.A.U. employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Invertironline.com are not unionized and are covered only by general contractual labor laws.

Supervielle Asset Management employees:

•

As of December 31, 2021, 2020 and 2019, SAM had 13, 11 and 12 employees, respectively. Employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

Supervielle Agente de Negociación:

•	As of December 31, 2021, Supervielle Agente de Negociación had two employees. Employees of Supervielle Agente de Negociación are not unionized and are subject only to the applicable labor laws.

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

Item 7.Shareholders and Related Party Transactions

Item 7.AMajor Shareholders

As of April 28, 2022, we had 456,722,322 outstanding shares of common stock, consisting of 61,738,188 Class A shares and 394,984,134 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of March 31, 2022, we had approximately 12,200 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of April 28, 2022. We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

					Percentage
	Class A Shares 5	Class B Shares 1			of Capital		Percentage
Shareholder Name	votes	Vote		Total Shares	Stock	Total Votes	of Votes
Julio Patricio Supervielle	61,738,188	98,684,713	(*)	160,422,901	35.124822%	407,375,653	57.89258%
Other	—	296,299,421		296,299,421	64.875178%	296,299,421	42.10742%
Total:	61,738,188	394,984,134		456,722,322	100.00%	703,675,074	100.000%
(*)	Includes: (i) 17,834,713 Class B shares of common stock of Grupo Supervielle, par value Ps.1.00 per share, (ii) 80,850,000 Class B shares of Grupo Supervielle represented by 16,170,000 ADSs.

As of April 21, 2022, we have identified 20 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and 0 record holders of our Class B shares in the United States. The record holders of our ADSs located in the United States, in the aggregate, held, as of April 21, 2022 approximately 2.5 million of our ADSs, representing approximately 2.8% of our ADSs and 0% of our Class B shares.

Share Ownership of Banco Supervielle S.A.

As of April 28, 2022, the Bank had 829,563,871 outstanding shares of common stock, consisting of 930,371 Class A shares and 828,633,500 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 28, 2022:

	Class A	Class B		Percentage of		Percentage of
Shareholder Name	Shares 5 votes	Shares 1 Vote	Total Shares	Capital Stock	Total Votes	Votes
Grupo Supervielle S.A.	830,698	804,702,309	805,533,007	97.103%	808,855,799	97.068%
Sofital S.A.F.e.I.I.(1)	49,667	23,131,588	23,181,255	2.7944%	23,379,923	2.806%
Other Shareholders	50,006	799,603	849,609	0.1024%	1,049,633	0.126%
Total:	930,371	828,633,500	829,563,871	100.0000%	833,285,355	100.0000%
(1)	Sofital is a corporation organized under the laws of Argentina of which Grupo Supervielle owns 96.8% and Espacio Cordial owns 3.2%.

Item 7.BRelated Party Transactions

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

Management Services

To the extent that there are no conflicts of interest, we lend management services to our subsidiaries, the Bank, Tarjeta, SAM, Sofital, IUDÚ and Espacio Cordial. Our services include: financial and commercial advisory services, fiscal planning and optimization, defining auditing policies, developing and evaluating upper management, elaborating annual budgets, planning and developing complementary activities and defining the mission of related companies and policies related to social responsibility. These services are provided pursuant to agreements that provide that our subsidiaries will indemnify us for any claim, damage, liability, tax, cost and expense incurred or suffered by us in connection with financial transactions in which such subsidiaries were engaged. The management’s fees are equal to the ordinary and extraordinary costs incurred plus a mark-up of 20% plus 21% VAT. If the services to be provided are of an extraordinary nature, we have the right to additional compensation, the amount of which shall be determined in each case.

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2021 and 2020.

	Grupo Supervielle S.A.
	Year ended December 31,
	2021	2020

	(in thousands of Pesos, plus VAT)
Bank	268,247	269,082
Tarjeta	635	638
SAM	2,165	2,172
Sofital	217	223
IUDÚ	19,833	19,897
Espacio Cordial	1,111	1,118
Total	292,208	293,130

Capital Contribution

On March 4, 2021, Grupo Supervielle made a contribution of Ps.6,832,612 to the capital of Modo, as a result of which Grupo Supervielle subscribed 5,641,254 book-entry ordinary shares of Modo, which have a par value of Ps.1 per share and confer the right to one vote per share.

On March 4, 2021, Grupo Supervielle made a contribution of Ps.29,000,000 to Bolsillo Digital as a result of which Grupo Supervielle subscribed 29,000,000 book-entry ordinary shares of Bolsillo Digital, which have a par value of Ps.1 per share and confer the right to one vote per share.

On April 30, 2021, Grupo Supervielle and Sofital made a joint capital contribution of Ps.30,000,000 to Supervielle Productores Asesores de Seguros, as a result of which Grupo Supervielle and Sofital subscribed 30,000,000 book-entry ordinary shares of Supervielle Productores Asesores de Seguros, respectively, which have a par value of Ps.1 per share and confer the right to one vote per share.

On November 24, 2021, Grupo Supervielle and the Bank made capital contributions of Ps.25,000,000 and Ps.475,000,000, respectively, to IUDÚ, as a result of which Grupo Supervielle and the Bank subscribed 1,605,985 and 30,513,709 book-entry ordinary shares of Supervielle Productores Asesores de Seguros, respectively, which have a par value of Ps.1 per share and confer the right to one vote per share.

On November 29, 2021, Grupo Supervielle made a capital contribution of U.S.$500,000 to IOL Holding S.A. to be applied to working capital and investments.

On January 28, 2022, Grupo Supervielle and the Bank made capital contributions of Ps.25,000,000 and Ps. 475,000,000, respectively, to IUDÚ, as a result of which Grupo Supervielle and the Bank subscribed 1,762,666 and 33,490,657 book-entry ordinary shares of Supervielle Productores Asesores de Seguros, respectively, which have a par value of Ps.1 per share and confer the right to one vote per share.

On February 25, 2022, Grupo Supervielle and the Bank made capital contributions of Ps.12,500,000 and Ps.237,500,000, respectively, to IUDÚ, as a result of which Grupo Supervielle and the Bank subscribed and 18,347,111 book-entry ordinary shares of Supervielle Productores Asesores de Seguros, respectively, which have a par value of Ps.1 per share and confer the right to one vote per share.

On March 30, 2022, Grupo Supervielle and Banco Supervielle S.A. approved capital contributions of Ps.62,500,000 and Ps.1,187,500,000, respectively, to IUDÚ to be allocated to working capital. On the same date, IUDÚ approved a capital contribution of Ps.150,000,000 to Tarjeta to be allocated to working capital.

Transfer of shares

On June 30, 2021, Grupo Supervielle transferred its 41,747,121 common shares of Modo to its subsidiary Banco Supervielle S.A. These shares have a par value of Ps.1 and Banco Supervielle S.A. is entitled to 1 vote for each share. On March 4, 2021 Grupo Supervielle made an irrevocable capital contribution to Modo in the amount of Ps.6,832,612.

On August 5, 2021, Grupo Supervielle transferred its shares of Bolsillo Digital, which amount to Ps.112,886,316.43 to its subsidiary Banco Supervielle S.A. as part of Grupo Supervielle’s commercial strategy for its payment services business.

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us. The Bank’s services include, among others: accounting records of transactions and preparation of financial statements, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. Pursuant to this agreement, we paid to the Bank in 2021 a total amount of Ps.868,537. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement is renewed automatically and it is in force as of the date of this annual report.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial and IUDÚ granting them licenses to use certain of our trademarks (including our trademarks for “Cordial,” “Carta App” and “Tienda Supervielle.” We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. Pursuant to these agreements, we received fees from these companies in 2021 in a total amount of Ps.1,818,724.10.

Financial Loans

Some of our directors and the directors of the Bank have been involved in certain credit transactions with the Bank as permitted by Argentine law. The Argentine General Corporations Law and the Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC.

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

	As of December 31,
	2021	2020

	(in thousands of Pesos,except
	number of recipients)
Aggregate total financial exposure	476,728	365,688
Number of recipient related parties	79	80
(a) individuals	69	71
(b) companies	10	9
Average total financial exposure	6,035	4,571
Single largest exposure during the period	446,417	1,408,928

Item 7.CInterests of Experts and Counsel

Not applicable.

Item 8.Financial Information

Item 8.AConsolidated Statements and Other Financial Information.

See Item 8 and our audited consolidated financial statements included in this annual report.

Legal Proceedings

As of the date of this annual report, we are not a party to any legal or administrative proceedings which outcome is likely to have a material adverse effect on our results of operations.

The Bank and IUDÚ are party to collection proceedings and other legal or administrative actions initiated in the normal course of their businesses, including certain class actions initiated against a number of banks and financial companies, including us, by public and private organizations. The class action lawsuits involving the Bank and IUDÚ are related to certain allegations of overcharging on life insurance products, interest rates and administrative charges, fees on the sale price of foreign currency, administrative charges on savings accounts, consumer loans and credit cards, interest rates in factoring operations, inadequacy of the contingency risk charge on checking accounts, as well as debits of fees or charges from savings accounts and/or credit cards of customers or former customers, among others. These types of class actions were brought against every financial entity in Argentina. Some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges.

In 2021, an additional class action was brought against InvertirOnline S.A.U. in relation to an alleged use by InvertirOnline S.A.U. of liquid funds of its clients without requesting their prior consent or making yields resulting from such operations available to such clients.

Our other subsidiaries are not parties to any legal proceedings which outcome is likely to have a material adverse effect on their respective results of operations.

Dividends

In accordance with the Argentine General Corporations Law, our bylaws and CNV regulations, we may make one or more declarations of dividends with respect to any year, including anticipated dividends, out of our distributable net income (ganancias líquidas y realizadas) as reflected in our consolidated balance sheet, or consolidated special interim balance sheet in case of anticipated dividends.

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

In accordance with Argentine law, our bylaws and CNV regulations, we are required to allocate to our legal reserve 5% of our yearly income, plus or minus the results of prior years, until our legal reserve equals 20% of our adjusted capital stock. Under the Argentine General Corporations Law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement; (ii) to pay the accrued fees of the members of the Board of Directors and Supervisory Committee; (iii) to pay dividends on preferred stock, which shall be applied first to pending and unpaid accumulated dividends; and (iv) the remainder of the net income for the year may be distributed as additional dividends on preferred stock, if any, or as dividends on common stock, or may be used for voluntary or contingent reserves, or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. Exchange controls currently in place impair the conversion of dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad, therefore restricting the ability of foreign shareholders holders of ADSs to receive dividends in U.S. dollars abroad. In particular, with respect to the proceeds of any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to prior Central Bank approval (as described below), although access to the MLC to pay dividends to non-resident shareholders may be granted, subject to certain conditions. See “Item 4.B. Business Overview—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.” The ADS deposit agreement provides that the Depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars: if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of the ADSs in U.S. dollars. If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. See “Item 10.D. Exchange Controls” and “Item 3.D. Risk Factors.”

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

Our Board of Directors in its meeting held on March 28, 2022 recommended to our shareholders to partially release the voluntary reserves and to pay a cash dividend in an amount of Ps.252,503,900 (calculated on the basis of figures expressed in homogeneous currency as of December 31, 2021). This amount must be restated in accordance with General Resolution No. 777/2018 of the CNV, which provides that the distribution of profits must be made in the currency of the date of the shareholders’ meeting, by using the price index corresponding to the month prior to the meeting. Such release of voluntary reserves was approved by our shareholders in the general shareholders’ meeting held on April 27, 2022. As of the date of this annual report, the cash dividend mentioned above has not been paid to our shareholders. Our Board of Directors has the discretion to determine the timing, amount, and other terms and conditions of the payment of dividends according to the scope of the delegation made by the general shareholders’ meeting. For more information on current exchange controls applicable to the payment of dividends, see “Item 3.D. Risk Factors— Risks Relating to Our Class B Shares and the ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.”

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

On January 31, 2020, the Central Bank issued Communication “A” 6886, pursuant to which financial entities must obtain prior approval of the Central Bank in order to distribute dividends. See “Item 4.B. Business Overview—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

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

We are required to pay personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. We pay this tax on behalf of our shareholders, whenever applicable, and are entitled, pursuant to the Personal Assets Tax Law, to seek reimbursement of such paid tax from the applicable shareholders in various ways, including by withholding dividends. See “Item 10.E. Taxation—Material Argentine Tax Considerations—Income Tax—Personal assets tax.”

In 2021 and 2020, we received the following dividend payments in cash from our subsidiaries: (i) Ps.380.6 million in 2021 and Ps.276.5 million in 2020 from SAM, (ii) Ps.441.2 million in 2021 and Ps.946.9 million in 2020 from Supervielle Seguros, (iii) Ps.61.5 million in 2021 and Ps.54.9 million in 2020 from Sofital, and (iv) Ps.361.2 million in 2020 and Ps.24.3 million in 2020 from IOL invertironline. We did not receive dividend payments from the Bank or our other subsidiaries during 2021 and 2020.

As described in Note 25 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Grupo Supervielle paid dividends to its shareholders for 2021 and 2020, totaling approximately Ps.514.7 million and Ps.800.1 million, respectively. After the partial release of the voluntary reserves for dividend approved in the general shareholders’ meeting  held on April 27, 2022, Grupo Supervielle’s net worth is composed as follows:

As of December 31,
2021
(In millions of Pesos)
Capital Stock	456,722
Capital Adjustment	4,713,494
Paid in Capital	43,558,993
Legal Reserve	531,832
Other Reserves	2,649,791
Other Comprehensive Income	1,210,586
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	53,121,418

Item 8.BSignificant Changes

In addition to the information set forth in this section, additional information on significant changes can be found in “Item 3.D. Risk Factors” and in “Item 5.A. Operating Results.”

Item 9.The Offer and Listing

Item 9.AOffer and Listing Details

The information set forth in Exhibit 2(d), “Description of Securities Registered under Section 12(b) of the Exchange Act” is incorporated herein by reference.

Item 9.BPlan of Distribution

Not applicable.

Item 9.CMarkets

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

Item 9.DSelling Shareholders

Not applicable.

Item 9.EDilution

Not applicable.

Item 9.FExpenses of the Issue

Not applicable.

Item 10.Additional Information

Item 10.AShare Capital

Not applicable.

Item 10.BMemorandum and Articles of Association

The information set forth in Exhibit 2(d), “Description of Securities Registered under Section 12(b) of the Exchange Act” is incorporated herein by reference.

Item 10.CMaterial Contracts

No material contracts outside the ordinary course of business have been entered into during the last 2 years.

Item 10.DExchange Controls

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

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle in Pesos through the MLC, the proceeds from their exports of goods cleared through customs as from September 2, 2019. Notwithstanding the maximum deadlines for settlement established in section 7 of the FX Regulations, any proceeds from their exports of goods must be entered and settled through the MLC within 5 business days following their payment.

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

The Central Bank must approve any access to the MLC to make such payments more than three days prior to the due date. Prepayments done with funds from new, duly settled, foreign loans or in connection with debt refinancing or liability management processes may be exempted from such prior Central Bank’s approval to the extent they comply with the requirements set forth in section 3.5 of the FX Regulations.

In addition, effective until June 30, 2022, the Central Bank must approve the access to the MLC by local residents in order to make principal payments under cross-border financial indebtedness with related parties, unless the loan proceeds were settled through the MLC after October 1, 2020 and the loan has an average life of at least 2 years.

Duly registered securities that are denominated and payable in foreign currency in Argentina

In accordance with Section 2.5 of the FX Regulations, resident debt issuers are granted access to the MLC for the payment at maturity of principal and interest under duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MLC. However, the settlement of the proceeds from the issuance shall not be required as a condition for the future access to the MLC, for repayment of domestic issuances as provided in (ii) above, provided that certain conditions are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts within the period established for the settlement of the proceeds, and the proceeds are simultaneously applied to transactions having access to the MLC, and the mechanism is tax neutral, among others).

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

Payment of services provided by non-residents

Pursuant to Section 3.2 of the FX Regulations, residents may access the MLC for payment of services provided by non-residents (except intercompany services), as long as it is verified that the operation has been declared, if applicable, in the last presentation of the Foreign Assets and Liabilities Reporting Regime. Access to the MLC for payment of intercompany imports of services is, as a general rule, subject to prior approval of the Central Bank.

As of January 3, 2022 if new financial indebtedness is settled through the MLC and such indebtedness is entered into with a third party for an average maturity of not less than 2 years and has no principal maturities until at least 3 months from settlement, access to the MLC is granted to repay intercompany services upon maturity. In these cases, access to the MLC can only be granted for an amount up to U.S.$10 million.

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

Payments of principal and interest of foreign financial indebtedness

Pursuant to Section 2.4 of the FX Regulations, in order for resident debtors to have access to the MLC to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the MLC and the operation must have been authorized under the Foreign Assets and Liabilities Reporting Regime. As a result, although settlement of the loan proceeds is not mandatory (i.e., the loan proceeds may be kept and applied directly abroad), failure to settle them shall preclude future access to the MLC for repayment purposes.

Access to the MLC to make such payments more than three days prior to the due date (e.g., due to voluntary or mandatory prepayment provisions) is, as a rule, subject to prior approval of the Central Bank. Prepayments done with funds from new, duly settled, foreign loans or in connection with debt refinancing or liability management processes may be exempted from such approval to the extent they comply with the requirements set forth in section 3.5 of the FX Regulations.

Effective until June 30, 2022, the Central Bank must approve the access to the MLC by local residents in order to make principal payments under cross-border financial indebtedness with related parties, unless the loan proceeds were settled through the MLC after October 1, 2020 and the loan has an average life of at least 2 years.

Section 3.17 of the FX Regulations establishes that debtors with scheduled principal payments maturing between October 15, 2020 and June 30, 2022 relating to (i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the Central Bank in line with the following criteria (the “Refinancing Plan”):

(a)	debtors were given access to the MLC on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and
(b)	the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the MLC. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met.

The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; (iii) when the amount for which access to the MLC is requested for repayment of principal under such indebtedness does not exceed the equivalent of U.S.$2,000,000 (two million U.S. dollars) per calendar month; (iv) indebtedness originated from January 1, 2020, as long as the funds have been deposited and settled in the MLC; (v) indebtedness originated on or after January 1, 2020, as long as such indebtedness constitutes a refinancing of principal maturities subsequent to such date; and (vi) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

Foreign financial indebtedness principal and services prepayment:

(a)

access to the MLC up to 45 calendar days prior to the maturity date for the payment of principal and services of foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Section 3.17 of the FX Regulations and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;

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

concerning scheduled principal repayments maturing between October 15, 2020 and June 30, 2022: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the MLC to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the MLC as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in Section 3.6.1.3 of the FX Regulations, (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed

Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the MC for the service of principal and interest thereon, and (c) the debtor has a certificate of increase of exports issued pursuant to section 3.18 of the FX Regulations.

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

Derivatives transactions

Section 3.12 of the FX Regulations requires that settlement of transactions made in regulated markets, forwards, options and any other type of derivatives shall be made in Pesos, effective as of September 11, 2019.

Likewise, access to the MLC is granted for the payment of premiums, constitution of guarantees and making of payments in connection with interest rate hedge agreements entered into by local and foreign creditors that are validated, as applicable, under the

Foreign Assets and Liabilities Reporting Regime, provided that such guarantees do not cover higher risks than the external liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction.

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

Additional Requirements Regarding Access to the Exchange Market

On May 28, 2020, the Central Bank issued Communication “A” 7030 , as amended by Communications “A” 7042, 7052, 7068, 7079, 7094, 7151 and 7193, which established additional requirements on outflows made through the MLC. On December 16, 2021, Communication “A” 7030 was issued and was subsequently amended by Communication “A” 7490. Below is a brief description of such measures:

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

(a)

Holding foreign currency in Argentina and non-holding of available external liquid assets. The customer shall certify that all foreign currency in Argentina is available in accounts with financial institutions and that the customer had no external liquid assets available at the beginning of the day when access to the market was requested in an amount higher than the equivalent to U.S.$100,000.

Communication 7490 provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, etc.

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

Additionally, Communication “A” 7490 of the Central Bank established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Central Bank to verify if the customer that intends to access the MLC is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

Payment of imports of goods by accessing the MLC until March 31, 2021.

In addition to complying with the filing requirement as set forth in paragraph (i) above, item 10.11 of Communication 7490 sets forth that, for the purposes of accessing the MLC to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Central Bank’s prior approval until December 31, 2022, unless any of the following situations occurs:

(a)

The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market during 2020, including the payment whose course is being requested, does not exceed in more than U.S.$250,000, the amount by which the importer would have access to the exchange market when computing the imports of goods that appear in his name in the system for tracking payments of imports of goods (SEPAIMPO) and that were made between January 1, 2020 and the day prior to accessing the MLC, plus the amount of payments made under other exceptions, subtracting the amount pending to be entered into Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019.

(b)	Filing a declaration with the Argentine Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”) that meets the requirements described in the FX Regulations.
(c)

In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date, provided that they are associated to a SIMI that complies with the requirements described in the FX Regulations.

(d)

It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities.

(e)

It is a payment made by: i) the public sector, ii) entities in which the Argentine State has a majority participation in the capital stock or in the making of major corporate decisions or iii) trusts constituted with contributions made by the national public sector.

(f)	It is an imports payment with pending customs entry registration, to be made by an entity in charge of the provision of critical drugs to be entered by private request by the beneficiary.
(g)

It is an imports payment with pending customs entry registration made for the purchase of COVID-19 detection kits or other products with tariff positions that are included in the list included in Decree No. 333/2020 as amended.

(h)

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

The amount by which importers can access the MLC under the conditions established within the framework of item 10.12 of Communication “A” 7490 will be increased by the equivalent of 50% of the amounts that, the importer settles through the MLC as export advances or pre-financing of exports from abroad with a minimum term of 180 days, as of October 2, 2020.

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

Pursuant to item 10.4.2.8 of the Communication “A” 7490, to access the MLC for the payment of imports of goods pending customs clearance, importers are required (in addition to the other requirements in force under the FX Regulations) to file a declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or SIMI) showing the “SALIDA” status in connection with the imported goods to the extent that such declaration is required for the registration of the application for import of goods for consumption.

Access to the MLC for prepayment of imports

Communication “A” 7272 clarified that, effective as of November 2, 2020, payments for imports of goods pending customs clearance made between September 2, 2019 and October 31, 2019 will be considered in default if they (A) relate to (i) payments on demand upon presentation of shipping documents; (ii) payments of commercial debts abroad; and (iii) payment of commercial guarantees for imports of goods granted by local institutions, and (B) are not regularized, that is, the customer failed to furnish evidence to the institution in charge of monitoring such payment (up to the amount paid) of the existence of (i) import clearance in its name or in the name of a third party; (ii) the settlement on the MLC of currency associated with the return of the payment made; (iii) other forms of regularization permitted under the FX Regulations; and/or (iv) the Central Bank’s acceptance of the total or partial regularization of the transaction.

Importers will not be allowed access to the MLC to make new prepayments of imported goods until such defaulted transactions are not regularized.

Payments of principal under debts with related counterparties until June 30, 2022

The Central Bank’s prior approval is required to access the MLC to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until June 30, 2022, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.

Section 3.5.4 of the FX Regulations establishes that, for as long as the requirement to obtain prior approval to access the MLC to pay, at maturity, principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the MLC as of October 2, 2020 and the average life of the indebtedness is not less than 2 (two) years.

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

Effective as of September 16, 2020, the Central Bank ordered under Communication “A” 7106 that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the MLC as of September 1, 2020, for the payment of obligations between residents under section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the U.S.$200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

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
(v)	transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to U.S.$500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic; and
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

Use of export proceeds for the payment of new issuances of debt securities

Pursuant to Communication “A” 7196, as of January 7, 2021, proceeds in foreign currency from exports of goods and services may be used for the payment of principal and interest under new duly registered issuances of debt securities, to the extent that:

●	such issuance corresponds to (i) an exchange of debt securities, or (ii) the refinancing of foreign financial indebtedness, concerning scheduled principal repayments maturing between March 31, 2021, and December 31, 2022; and
●	considering the transaction as a whole, the average life of new indebtedness is at least 18 months longer than the principal and interest payments being refinanced which should occur before December 31, 2022.

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

Access to the MLC for the constitution of guarantees

Residents may access the MLC for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, pursuant to the Communication “A” 7123 refinancing scheme, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

●	concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the MLC and/or funds credited to the correspondent account of a local financial institutions, and
●	the guarantees shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors.

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

Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

The institutions authorized to deal in foreign exchange shall provide the Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the MLC in daily amounts equal to or higher than the equivalent of U.S.$50,000.

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

In addition, in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in U.S. dollars issued by Argentina under local laws by sub-accounts subject to section 6 of the FX Regulations and that are also regarded as qualified investors, the following requirements must be observed:

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

Item 10.ETaxation

The following discussion contains a description of the principal Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B shares or ADSs, it is not applicable to all categories of investors, some of which may be subject to special rules, and it does not specifically address all of the Argentine and United States federal income tax considerations applicable to any particular holder. This discussion is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of the United States and the regulations thereunder as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine and United States federal income tax consequences to it of an investment in our Class B shares or ADSs. This discussion is also based upon the representations of the Depositary and on the assumption that each obligation set forth in the deposit agreement among us, the Depositary and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

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

On December 6, 2019, Decree No. 824/2019 was published in the Official Gazette, which approves a new ordered text of the Income Tax Law. On December 9, 2019, Decree No. 862/2019 was published in the Official Gazette, which approves a new ordered text of the regulatory decree of the Income Tax Law, with certain modifications.

On December 23, 2019, Law No. 27,541 was published in the Official Gazette, which introduced several modifications to the Argentine tax regime, such as the income tax applicable to income obtained by Argentine resident individuals and undivided estates located in Argentina derived from financial operations, among other aspects. This Law No. 27,541 has been regulated by the Decree

No. 99/2019 (published in the Official Gazette on December 28, 2019), General Resolution (AFIP) No.4659/2020 (published in the Official Gazette on January 7, 2020), General Resolution (AFIP) No.4664/2020 (published in the Official Gazette on January 15, 2020), Decree No. 116/2020 (published in the Official Gazette on January 30, 2020), General Resolution (AFIP) No. 4667/2020 (published in the Official Gazette on January 31, 2020), General Resolution (AFIP) No. 4673/2020 (published in the Official Gazette on February 7, 2020), General Resolution (AFIP) No. 4690/2020 (published in the Official Gazette on April 1, 2020), Decree No. 330/2020 (published in the Official Gazette on April 1, 2020), General Resolution (AFIP) No. 4691/2020 (published in the Official Gazette on April 2, 2020), General Resolution (AFIP) No. 4815/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4816/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4850/2020 (published in the Official Gazette on November 6, 2020), General Resolution (AFIP) No. 4855/2020 (published in the Official Gazette on November 10, 2020), General Resolution (AFIP) No. 4873/2020 (published in the Official Gazette on December 4, 2020), General Resolution (AFIP) No. 5123/2021 (published in the Official Gazette on December 27, 2021), among others. On August 26, 2020, October 31, 2020, December 1, 2020 and November 11, 2021, Law No. 27,562, Decrees No. 833/2020 and 966/2020, and Law No. 27,653, were published in the Official Gazette, respectively, which extended the scope and validity of the moratorium established in Law No. 27,541.

Additionally, on June 16, 2021 and on August 4, 2021, Laws No. 27,630 and 27,638 were published in the Official Gazette, respectively, which also introduce modifications to the Income Tax Law. General Resolution (AFIP) No. 5060 (published in the Official Gazette on August 30, 2021) regulated, inter alia, the income tax withholding rates applicable to dividends and profits pursuant to the modifications introduced by Law No. 27,630 to the Income Tax Law. In addition, Decree No. 621/2021 (published in the Official Gazette on September 23, 2021) regulates the modifications introduced by Law No. 27,638 to the Income Tax Law and Personal Assets Tax Law. General Resolution (CNV) No. 917 (published in the Official Gazette on January 3, 2021) regulates the application of Law No. 27,638 and Decree No. 621, 2021, establishing, among other issues, a list of instruments issued in national currency that are within the scope of the tax exemptions foreseen in Law No. 27,638. In relation to the Personal Assets Tax Law, Law No. 27,667 (published in the Official Gazette on December 31, 2021) introduces modifications to said law, which are regulated by Decree No. 912/2021 (published in the Official Gazette on December 31, 2021).

This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, it is important to highlight that, notwithstanding the issuance of the above mentioned regulations it is expected that more regulations and explanations would be issued shortly, since to date it is not possible to determine how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs as it relates to their particular situation.

Income Tax

Taxation on Dividends

According to the amendments introduced to the Income Tax Law by virtue of the aforementioned laws and regulations, the taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)	Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018 and up to December 31, 2020: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). Note that according to Section 48 of Law No. 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 7% rate would also apply for dividend distributions involving profits obtained during fiscal years initiated on or after January 1, 2018 and up to December 31, 2021. However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii)	Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2021 due to the amendments introduced by Law No. 27,630: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable.
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

Capital gains tax

According to income tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020. As from fiscal periods initiated from January 1, 2021, the corporate income tax rate was amended, establishing a progressive tax rate system (rates from 25% to 35% depending on the net accumulated taxable income). The current progressive rates apply as indicated below:

Accumulated net taxable income				On the amount
More than Ps.	To Ps.	Shall pay Ps.	Plus %	exceeding
Ps. 0	Ps. 5,000,000	Ps. 0	25%	Ps. 0
Ps. 5,000,000	Ps. 50,000,000	Ps. 1,250,000	30%	Ps. 5,000,000
Ps 50,000,000	Onwards	Ps. 14,750,000	35%	Ps. 50,000,000

The amounts stated in the chart above will be annually updated since January 1, 2022 based on an inflation index.

Losses arising from the sale of shares can only be offset against income derived from the same type and source of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law No. 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income (calculated in Argentine currency). The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

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

In addition, the Law No. 27,430 stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

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

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP No. 4227/2018, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90% (the effective rate being 31.5% on the gross sale price).  Such General Resolution  also provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law (i.e., when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

As a result of the enactment of Law No. 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, the United Arab Emirates and Uruguay. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. However, since January 2021, an international administrative agreement for the exchange of information between the AFIP and the IRS has been in force. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

Argentine entities have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. Law No. 27,541 (published in the Official Gazette on December 23, 2019) changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Section 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence.” For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Under current regulations, it is not clear which is the tax treatment applicable for Argentine resident individuals that are holders of securities representing shares of Argentine shares (such as the ADSs), and how the personal assets tax should be estimated in those cases. Certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law No. 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that 100% of the tax paid may be utilized as a credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid may be utilized as a credit against income tax by those entities related to the manufacturing industry that are characterized as “medium - stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (AFIP-DGI) in accordance with General Resolution (AFIP) No.3900/2016.

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

It is noted that according to Decree No. 796/2021, the TDC exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.

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

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law No. 27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the Income Tax Law, the application of a thirty-five percent (35%) income tax collection on the amounts in Ps. that, for each case, are detailed in Article 39 of the Law No. 27,541.

Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred.

Additionally, this general resolution establishes a refund regime for those persons or entities to whom the established collection has been applied and who are not taxpayers of income tax or, where appropriate, personal assets tax.

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

However, it is important to point out that later, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed three agreements to suspend the Fiscal Consensus. Recently, Fiscal Consensus 2021 was signed between the Argentine Executive Branch and the representatives of the Provinces, except for the City of Buenos Aires (the “Fiscal Consensus 2021”), in which it was agreed, among other points, (i) to apply exemptions and new tax rate thresholds for certain activities; (ii) not to apply additional rates rather than those established for this turnover tax; (iii) to take the necessary measures according to the procedures established in each jurisdiction with the aim to apply any turnover tax automatic refund or compensation mechanism for those taxpayers (either local or subject to the Multilateral Convention rules) that have outstanding balances in their favor generated by withholdings, collections and/or similar actions, to the extent certain specific requirements are met in each case; and (iv) to suspend all the commitments made by the parties by means of the previous Fiscal Consensus signed in 2017, 2018, 2019 and 2020, maintaining only the enforcement of those commitments that have been complied with at the date of signing of the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

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

By means of Fiscal Consensus 2021, the parties assumed the commitment to take the necessary measures according to the procedures established in each jurisdiction with the aim to apply any turnover tax automatic refund or compensation mechanism for those taxpayers (either local or subject to the Multilateral Convention rules) that have outstanding balances in their favor generated by withholdings, collections and/or similar actions, to the extent certain specific requirements are met in each case.

Holders of Class B shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax to the extent their placement is made within a 180-days term counting as from when such authorization is granted.

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1, 2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant to Law No. 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed a Fiscal Consensus in 2019 and another in 2020 in which they suspended the Fiscal Consensus 2017 and the Fiscal Consensus 2018. Recently, Fiscal Consensus 2021 was signed between the Argentine Executive Branch and the representatives of the Provinces, except for the City of Buenos Aires, in which it was agreed, among other points, (i) to establish a maximum general rate of 2% applicable to acts, contracts and operations subject to this tax (except for cases of transfer of real estate, motor vehicles and those related to lottery and gambling activities); and (ii) to suspend all the commitments made the parties by means of the previous Fiscal Consensus 2017, 2018, 2019 and 2020, maintaining only the enforcement of those commitments that have been complied with at the date of signing of the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. However, it is noted that pursuant to the Fiscal Consensus 2021 signed between the Argentine Executive Branch and the representatives of the Provinces, except for the City of Buenos Aires, the parties assumed the commitment to legislate during 2022 a tax applicable on any increase in wealth obtained as a result of any free transmission or act of such nature, which includes assets located in their territory and/or acts that benefit individuals or legal entities domiciled in such jurisdictions. Increasing marginal rates would be applicable as the amount transferred increases in order to grant progressiveness to the tax, reaching all transmissions that imply a patrimonial enrichment for free, including, but not limited to, inheritances, donations, legacies and inheritance advances.

At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2022, any gratuitous transfer of property lower than or equal to Ps.468,060 is exempt. This amount is increased to Ps.1,948,800 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax.

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

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.

As defined under Section 19 of the Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, according to Section 24 of the regulatory decree of the Income Tax Law, the following jurisdictions should be considered as “non-cooperative” under the disposition of Section 19 of the aforementioned law:

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

In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Section 73 of the Income Tax Law.Pursuant to Section 25 of the regulatory decree of the Income Tax Law, for purposes of determining the taxation level referred to in Article 20 of the Income Tax Law, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime. According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

●	income tax would be assessed at 110% of the amount of funds transferred.
●	VAT and Excise Tax (if any) would be assessed at 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i)	from an account in a non-cooperative/low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction;
(ii)	to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentine party.

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

United States Federal Income Tax Considerations

This discussion describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class B shares and ADSs (and to the extent provided under “Information Reporting and Backup Withholding” and “FATCA” below, investors other than U.S. holders). This discussion does not contain a detailed description of all potential U.S. federal income tax consequences and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, this discussion does not apply to certain classes of holders, such as persons that own or are deemed to own 10% or more of the voting power or 10% or more of the total value of all classes of our stock, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders that elect mark-to-market accounting for securities holdings, banks or other financial institutions, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes (or a partner therein), persons who are liable for the alternative minimum tax, persons who acquired the Class B shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding the Class B shares or ADSs in connection with a trade or business conducted outside of the United States, persons holding the Class B shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons required to accelerate the recognition of any item of gross income with respect to the Class B shares or ADSs as a result of such income being recognized on an applicable financial statement, or persons that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. This discussion assumes that the Class B shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

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

Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions paid with respect to the Class B shares or ADSs (including the amount of any Argentine taxes withheld) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Any dividends you receive (including any withheld taxes) will be includable in your income as foreign-source income on the date of your receipt of the dividend, or in the case of ADSs, the Depositary’s receipt of the dividend.  Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends paid in Pesos or other non-U.S. currency will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a U.S. holder’s receipt of the dividend, or in the case of ADSs, the Depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on that date. A U.S. holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such currency, which will be treated as U.S.-source ordinary income or loss.

Dividends received by certain non-corporate U.S. holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to applicable limitations (including a minimum holding period requirement), dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”) (see the discussion under “—Passive Foreign Investment Company” below).

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

Dividends received by U.S. holders will generally constitute foreign-source income and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine tax withheld from dividends on the Class B shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as discussed in “—

Material Argentine Tax Considerations”) will not be a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or at held for the production of passive income.

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

Our determination with respect to our PFIC status is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect and which are subject to change in the future. Those regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

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

If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such Class B shares or ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class B shares or ADSs. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class B shares or ADSs,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class B shares or ADSs at the end of the year over your adjusted tax basis in the Class B shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class B shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class B shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class B shares or ADSs in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

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

If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be eligible to make the mark-to-market election described above in respect of any lower- tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our Class B shares or ADSs in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our Class B shares or ADSs if we are considered a PFIC in any taxable year.

Sale or Other Disposition

Upon a sale or other disposition of the Class B shares or ADSs, U.S. holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s tax basis, determined in U.S. dollars, in the Class B shares or ADSs. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Class B shares or ADSs were held for more than one year. A U.S. holder’s ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by a non-corporate U.S. holder may be taxable at a preferential rate. Any gain or loss will generally be U.S.–source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be eligible for a foreign tax credit for any Argentine tax imposed upon the sale or other disposition of the Class B shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such Argentine tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is derived from foreign sources). U.S. holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class B shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class B shares and ADSs, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividends paid on and proceeds from the sale or other disposition of the Class B shares or ADSs that are paid within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting unless a U.S. holder is treated as an exempt recipient and may also be subject to backup withholding unless a U.S. holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

A holder that is a non-resident alien individual, a foreign corporation or a foreign estate or trust may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

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

The Risk Management Committee uses a risk map to explain, in detail, the trades that the trading desk at Banco Supervielle S.A. is authorized to close. The risk map also describes the maximum amounts for the position in certain products, the maximum amount of losses accepted (“stop loss”) and the maximum expected loss (given a confidence interval) over a specific time period if the portfolio were held unchanged over that period (VaR limit). It is structured in a manner that establishes different investment amounts tied to our organizational chart, where the Treasury Manager has the highest authorized amount. Alongside with the risk of Banco Supervielle S.A., there is a set of additional metrics that establish the market risk of Grupo Supervielle on a consolidated basis with its subsidiaries. Complementarily, the credit committee establishes the credit risk limits with all financial counterparties. Our Financial Risk Department conducts a daily control over compliance with the limits established in the risk map. In the event that an exception is needed, the trading desk must apply for authorization from the CEO while maintaining the Asset and Liability Committee and the Risk Management Committee informed of all developments. In addition, the Risk Management Committee authorizes risk levels in terms of interest rate, foreign exchange rate, inflation and term imbalance risks. The Assets and Liabilities Committee is responsible for monitoring compliance with our market risk policies every two weeks.

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

The following table shows the Basel Standardized Approach for market risk capital requirement for our combined trading portfolios in 2021, 2020 and 2019 (in thousands of Pesos):

	2021	2020	2019
Minimum	596,635	266,158	420,303
Maximum	1,417,841	871,084	1,167,047
Average	1,054,934	544,104	806,767
As of December 31,	965,159	832,843	517,306

In order to take advantage of good trading opportunities, we have sometimes increased risk; however, during periods of uncertainty, we have also reduced it.

Interest Rate Risk

Central Bank Communication “A” 6397 amended the way in which the Central Bank evaluates capital needs related to interest rate risk exposure, by the way adapting its methodology to international best practices. Even though Interest Rate Risk is not part of Tier I capital requirements in a direct way, this could be the case whenever the bank reaches the status of “outlier bank.” The “outlier bank” test compares the bank’s ρEVE with 15% of its Tier 1 capital, under a set of prescribed interest rate shock scenarios. Tier I capital requirements will increase by the excess of the bank’s ρEVE over 15% of its Tier 1 capital. Therefore, the Superintendency of Financial Institutions continues to review such risk and determines if there is a need for additional regulatory capital in case a predetermined threshold is surpassed or it finds clear evidence of an inappropriate management of this type of risk. Additionally, the Central Bank establishes the need to measure interest rate risk considering two dimensions: a) the impact of interest rate fluctuations over the underlying value of a bank’s assets, liabilities and off-balance sheet items and hence its economic value and b) the impact over the net interest income. In order to tackle the first dimension, the Central Bank established a Standardized Framework considering the impact of six different shock scenarios over the bank’s ρEVE. To assess the impact over the net interest income, the bank has to make use of its internal measurement systems. See “Item 4.B. Business Overview—Liquidity and Solvency Requirements.”

We define interest rate risk as the risk relating to changes in the entity’s financial income and economic value as a result of fluctuations in the market’s interest rates. The following are known factors that contribute to this risk:

●	differences in maturity and adjustment dates of assets, liabilities and off-balance sheet holdings;
●	foreseeability, evolution and volatility with respect to local interest rates, foreign interest rates and CET;
●	the base risk arising out of an imperfect correlation when adjusting asset and liability rates for instruments with similar revaluation characteristics; and
●	implicit options for particular assets, liabilities and off-balance sheet commitments held by the entity.

The Bank and IUDÚ employ a prudent interest rate risk strategy allowing them to uphold their commitments and maintain desired levels of revenue and capital, both in normal and adverse market conditions.

Interest Rate Risk Management Model – Standardized Framework

The Bank and IUDÚ include interest rate gaps in their interest rate risk management model. This approach analyzes mismatches between asset and liability interest rates between reevaluation periods with respect to the financial statements and off-financial statements line-items. The result is a basic representation of the financial statements structure that allows for the detection of interest rate risk concentrations within the different periods. This is also used to estimate the potential impact of interest rates falling outside of the financial margin (NIM-EaR method) and the entity’s economic value (MVE-VaR method).

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

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-VaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. In the case of IUDÚ, capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of IUDÚ (Group “C” banks). The following chart shows the Bank’s interest rate risk figures under the Standardized Framework described above for 2021, 2020 and 2019 (in thousands of Pesos):

	2021	2020	2019
Minimum	660,002	276,720	576,366
Maximum	1,138,229	1,431,982	1,326,483
Average	868,948	753,508	908,595
As of December 31,	902,072	1,431,982	838,372

The Bank and IUDÚ’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities. The following tables show the Bank and IUDÚ’s consolidated exposure to a positive interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2021
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	84,475	4,391	—	88,866
Loans to the non-financial public sector(2)	21	—	—	21
Loans to the private and financial sector(2)	109,425	19,616	3,394	132,435
Receivables from financial leases	1,279	3,458	173	4,910
Other assets	68,528	181	48,190	116,899
Total interest-earning assets	263,728	27,646	51,757	343,131
Interest-bearing liabilities
Savings	82,436	—	90,721	173,157
Time deposits	87,068	5	—	87,073
Non subordinated notes	—	—	—	—
Liabilities with financial institutions	1,302	178	—	1,480
Other liabilities	16,750	—	10,359	27,109
Total interest-bearing liabilities	187,556	183	101,080	288,819
Asset/liability gap	76,173	27,462	(49,324)	54,311
Cumulative asset/liability gap	76,173	103,635	54,311
Cumulative sensitivity gap as a percentage of total interest-earning assets	28.9%	374.9%	(95.3)%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2021
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	567	23	98	688
Loans to the non-financial public sector(2)	—	—	—	—
Loans to the private and financial sector(2)	7,707	3,651	(1,292)	10,066
Receivables from financial leases	436	349	(162)	623
Other assets	7,078	—	16,910	23,988
Total interest-earning assets	15,788	4,023	15,554	35,365
Interest-bearing liabilities in foreign currency	—	—	—
Savings	21,900	—	3,837	25,737
Time deposits	5,825	—	—	5,825

Subordinated notes	—	—	—	—
Liabilities with financial institutions	6,470	—	—	6,470
Other Liabilities	1,377	294	132	1,803
Total interest-bearing liabilities	35,572	294	3,969	39,835
Asset/liability gap	(19,784)	3,729	11,585	(4,470)
Cumulative asset/liability gap	(19,784)	(16,055)	(4,470)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(125.3)%	(399)%	(29)%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2021, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.5.332,557,491, and this position generated a market risk capital requirement of Ps.426,604,599 as of such date.

Liquidity Risk

Policies regarding liquidity risk are applied at the level of our subsidiaries. Our liquidity risk arises mainly from the operations of the Bank and IUDÚ. Our other subsidiaries are also subject to liquidity risk, which is not significant.

The Bank and IUDÚ define liquidity risk as the risk of having to pay additional financial costs due to an unexpected need for liquidity. This risk arises out of the differences in amounts and maturity of the assets and liabilities held by the Bank. There are two types of Liquidity Risk:

●	Funding Liquidity Risk, which results from the inability to obtain funds at market price that are needed to ensure liquidity, mainly due to the market’s perception of the Bank and IUDÚ.
●	Market Liquidity Risk, which occurs when the Bank or IUDÚ cannot trade its position in one or several assets at market price, which is caused by two factors:
o	the assets are not sufficiently liquid and cannot be traded in the secondary market; and
o	changes in the market where the assets are traded.

To manage liquidity risk, the Bank and IUDÚ focus on their sources of liquidity. The Bank relies on certain financial products that can provide a quick source of liquidity in extreme situations of illiquidity. To this effect, the Bank relies on the control of two core metrics, the LCR and the NSFR. The first one, with a shorter-term perspective, is aimed at assessing the availability of enough liquid assets to meet the withdrawal of deposits and other liabilities in a 30-day stress scenario. Meanwhile, the NSFR aims to promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.

The Bank and IUDÚ rely on a set of indicators that allow them to detect and take steps to prevent potential liquidity risks. The Bank’s and IUDÚ’s set of indicators and risk limits are established by the Risk Management team and approved by the Board of Directors. These indicators are constantly monitored by the Risk Management Committee.

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

We believe that we are pioneers in the design of operational risk management frameworks in Argentina, placing emphasis on risk identification, risk management policies and our organizational model. We have tailored our framework to the requirements established by the Central Bank, the Basel accords and international best practices. The Bank’s operational risk management processes are overseen by a correspondent, who is assisted by a network of risk, and every branch and service center has a delegate in charge of monitoring risk. The correspondents report to the Operational Risk Department, ensuring that the Bank’s entire network is working together to monitor operational risk.

Operational Risk Measuring Models

The risk management process is based on complying with several stages designed to evaluate the Bank’s vulnerability to operational risk events, minimizing operational risk. This method allows the Bank to achieve a better understanding of its operational risk profile and adopt the necessary measures to address any vulnerability. The stages are divided into:

●	Identification of operational risk by implementing a Risk Control Self-Assessment model, which applies to each one of the Bank’s processes and IT assets.
●	Measurement and evaluation of operational risk by establishing risk levels, evaluating the effectiveness of control mechanisms and determining residual risk for each of the Bank’s processes and IT assets.
●	Mitigation, resulting from the application of plans of action and strategies designed to maintain risks within the levels established by the Board of Directors.
●	Monitoring to quickly detect and address deficiencies in the policies, processes and procedures for managing operational risk, and to ensure constant improvement.
●	Documenting the incidents and losses related to operational risk by establishing a database that allows for a comparison of the frequency and impact of operational risk events with the risk control self-assessment model.
●	The Bank and other subsidiaries of the Group, mainly IUDÚ, have Operational Risk Committees that are in charge of the enforcement of the operational risk policies and monitors the operational risks and operational risk events affecting the different companies. In addition, the Operational Risk Committee issues reports to the high management, Risk Management Committee and Board of Directors.

The Bank and IUDÚ evaluate internally their minimum capital requirements regarding operational risk through two different models:

●	Banco Supervielle: has adopted a model that calculates (i) expected and unexpected losses, (ii) VaR (at a 99.9% confidence interval) minus accounting prevision for operational risk and (iii) the minimum capital required to cover expected and unexpected losses. The holding period used is one year.
●	IUDÚ: capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of IUDÚ.

Item 12.     Description of Securities Other Than Equity Securities

Item 12.A   Debt Securities

Not applicable.

Item 12.B   Warrants and Rights

Not applicable.

Item 12.C   Other Securities

Not applicable.

Item 12.D   American Depositary Shares

Fees and Expenses

Holders of our ADSs are generally expected to pay fees to the Depositary according to the schedule below:

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. The depositary for our ADSs is The Bank of New York Mellon (the “Depositary”). In 2021, the Depositary reimbursed expenses for an amount of U.S.$13,209. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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
2)	Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.
3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2021.

(c)Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in their report to our consolidated financial statements.

See the Report of the Independent Registered Public Accounting Firm included in this annual report for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d)Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2021.

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

Item 16.B   Code of Ethics

We have adopted a code of ethics that is applicable to all our employees, which is posted on our website at: https://s26.q4cdn.com/426641508/files/doc_downloads/corporate_governance/Code-of-ethics.pdf. We have updated our code of ethics during the year ended December 31, 2019, effective as of January 1, 2020. The update of our code of ethics introduced, among others, guidelines for the use of social media and the responsibility and obligation of employees to report corrupt practices. In this update the Compliance Department was appointed as responsible for the operational management and dissemination of the code (instead of the Human Resources Department). In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2021.

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

Item 16.C   Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2021 and 2020.

	2021	2020

	(in thousands of Pesos)
Audit Fees	159,191	157,327
Audit Related Fees	1,484	3,264
Tax Fees	1,406	—
All Other Fees	6,989	7,204
Total	169,070	167,795

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

The Audit Committee has delegated to its chairperson the authority to grant pre-approvals to auditor services. The decision of the chairperson to pre-approve a service is presented to the Audit Committee at the following scheduled meeting.

The Group’s CFO, or any such other person on which the CFO delegates its responsibilies, is responsible for requesting pre-approval by the Audit Committee of the services of the external auditor. The request for approval must be accompanied by the auditor’s engagement proposal describing the services to be provided and the estimated fees.

In the case of services not related to auditing or taxes, the department that requires such services must substantiate the reasons for which the auditor should provide such services and must obtain the auditor’s engagement proposal describing the service, the estimated fees and, if necessary, the precautions to be taken by the auditor in order to preserve its independence. Such department must send the aforementioned information to the CFO who, if in agreement, will proceed to submit the pertinent request to the Audit Committee.

The external auditor’s fees for non-audit and non-tax related services may not exceed 15% of the total auditor’s fees.

The general annual shareholders' meeting designates the external auditor.

Item 16.D   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.F    Change in Registrant’s Certifying Accountant

None.

Item 16.GCorporate Governance

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

Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings. The Argentine General Corporations Lawprovides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting.

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

The responsibilities of an audit committee, as provided in the Argentine Capital Markets Law and the CNV Rules are essentially the same as those provided for under Rule 10A-3, which we are required to satisfy. Argentine law requires the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. Our Audit Committee is composed of three independent directors according to Rule 10A-3 and one of the members is well-versed in business, financial and accounting matters, in accordance with the requirements of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Audit Committee” section for further details about the Audit Committee Composition. Our audit committee performs the following duties and responsibilities among others:

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
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

Item 16.HMine Safety Disclosure

Not applicable.

Item 17.Financial Statements

Not applicable.

Item 18.Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.Exhibit Index

Exhibit Number	Description
1.1	Bylaws of Grupo Supervielle (English translation), as amended (filed herein).

2.1

Deposit Agreement among Grupo Supervielle, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

2(d)	Description of Securities Registered under Section 12(b) of the Exchange Act (filed herein).
8.1	List of subsidiaries of Grupo Supervielle as of the date of this annual report (filed herein).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).

101. INS	Inline XBRL Instance Document.
101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

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
Name: Mariano Biglia
Title: Chief Financial Officer

Date: April 29, 2022

Consolidated Financial Statements

As of December 31, 2021, 2020 and

for the years ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Supervielle S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flow for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Fair value of financial instruments that do not have an active market

As described in Notes 2.a and 6.1 to the consolidated financial statements, the fair value of financial instruments that do not have an active market is determined based on valuation techniques. The balance of this type of instruments as of December 31, 2021 is  Ps.57,707,347 thousands. Included in this balance are Ps.57,600,080 thousands of financial assets which are classified as Level 2. These financial instruments are priced using internal methods and assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value the financial instruments included implicit rates in the last available tender for similar securities and spot rate curves. These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

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

Estimation of the allowance for loan losses of financial assets measured at amortised cost and fair value through OCI

As described in Notes 2.b, 1.11.2, 1.11.6, 26 and 27 to the consolidated financial statements, the Company’s allowance for loan losses was Ps.10,047,819 thousands as of  December 31, 2021. The Company assesses impairment under the expected credit losses method described in International Financial Reporting Standard N°9 “Financial Instruments” (“IFRS 9”). Management’s models used to determine the expected credit loss include the use of significant judgement, considering factors such as the definition of what is considered to be a significant increase in credit risk and the development of assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses of financial assets measured at amortised cost and fair value through OCI is a critical audit matter are: (i) that is an area highly subjective that involves a significant amount of judgment and effort in developing the valuation models for determining the allowance for loan losses; (ii) the significant judgments and estimations made by management in both the forecast of macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage and in the definition of what is considered to be a significant increase in credit risk, both of which significantly affect its estimate of expected credit losses at the balance sheet date; (iii) the audit of these figures involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others, (i) evaluating models used by management, the reasonableness of assumptions of forecasts of macroeconomic variables, which include inflation rate, monthly economic activity estimator and private sector wage, the methodology used for the generation of the macroeconomic scenarios; (ii) evaluating the definition of what is considered to be a significant increase in credit risk; (iii) testing the mathematical accuracy of the impairment calculation for the credit balances; (iv) testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in evaluating and testing the appropriateness of the models used by management and the reasonableness of the definition of what is considered to be a significant increase in credit risk, the assumptions and estimates made by Management to incorporate relevant information about past events, current conditions and forecasts of economic conditions.

/s/ PRICE WATERHOUSE & Co. S.R.L. /s/ SANTIAGO JOSÉ MIGNONE (Partner)

Santiago José Mignone

Buenos Aires, Argentina

April 29, 2022.

We have served as the Company’s auditor since 2008.

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(Expressed in thousands of pesos)

	12/31/2021	12/31/2020
ASSETS
Cash and due from banks (Note 1.7)	32,574,118	55,357,647
Cash	12,589,320	19,309,242
Financial institutions and correspondents
Argentine Central Bank	18,134,499	29,620,309
Other local financial institutions	1,208,357	6,198,171
Others	641,942	229,925
Debt Securities at fair value through profit or loss (Note 1.7, 5, 6 and 16.1)	19,757,685	14,900,812
Derivatives (Note 6, 16.2 and 10)	221,858	217,271
Reverse Repo transactions (Note 5 and 9)	42,849,578	33,742,602
Other financial assets (Note 5, 6 and 16.3)	13,922,961	6,468,183
Loans and other financing (Note 6 and 26)	155,474,329	159,085,216
To the non-financial public sector	22,738	35,517
To the financial sector	76,832	18,207
To the Non-Financial Private Sector and Foreign residents	155,374,759	159,031,492
Other debt securities (Note 1.7, 6 and 16.4)	78,930,240	61,674,714
Financial assets pledged as collateral (Note 6 and 16.5)	8,539,934	7,403,589
Current income tax assets (Note 4)	880,290	—
Inventories (Note 16.6)	136,775	107,114
Investments in equity instruments (Note 6)	264,280	175,587
Property, plant and equipment (Note 13)	11,034,912	10,722,347
Investment Property (Note 14)	8,698,123	9,053,396
Intangible assets (Note 15)	11,422,105	10,237,674
Deferred income tax assets (Note 4)	3,234,956	5,005,051
Other non-financial assets (Nota 16.7)	2,460,898	2,042,059
TOTAL ASSETS	390,403,042	376,193,262

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(Expressed in thousands of pesos)

	12/31/2021	12/31/2020
LIABILITIES
Deposits (Note 16.8)	288,458,097	269,644,541
Non-financial public sector	11,475,017	11,941,378
Financial sector	39,099	86,665
Non-financial private sector and foreign residents	276,943,981	257,616,498
Liabilities at fair value through profit or loss (Note 5 and 16.9)	2,053,216	3,021,859
Derivatives (Note 5 and 10)	—	3,011
Other financial liabilities (Note 5 and 16.10)	23,780,242	11,364,228
Financing received from the Argentine Central Bank and other financial institutions (Note 5 and 16.11)	6,252,548	8,833,545
Unsubordinated debt securities (Note 5 and 24)	1,059,240	6,379,922
Current income tax liability	—	1,944,531
Subordinated debt securities (Note 5 and 24)	—	1,721,443
Provisions (Note 17 and 16.12)	913,671	1,028,051
Deferred income tax liabilities (Note 4)	61,736	63,403
Other non-financial liabilities (Note 16.13)	16,273,876	18,333,518
TOTAL LIABILITIES	338,852,626	322,338,052
SHAREHOLDERS' EQUITY
Capital stock	456,722	456,722
Paid in capital	43,558,993	43,558,993
Capital Adjustments	4,713,494	4,713,494
Reserve	4,635,585	—
Retained earnings	(2,092,014)	(441,600)
Other comprehensive income	1,971,266	2,024,923
Net income for the year	(1,734,541)	3,499,882
Shareholders' Equity attributable to owners of the parent company	51,509,505	53,812,414
Shareholders' Equity attributable to non-controlling interests	40,911	42,796
TOTAL SHAREHOLDERS' EQUITY	51,550,416	53,855,210

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of pesos)

	12/31/2021	12/31/2020	12/31/2019
Interest income (Note 16.14)	103,431,881	97,659,056	92,049,680
Interest expenses (Note 16.15)	(60,499,508)	(43,136,686)	(71,744,637)
Net interest income	42,932,373	54,522,370	20,305,043
Net income from financial instruments (NIFFI) at fair value through profit or loss (Note 16.16)	8,889,470	5,004,594	43,073,281
Result from derecognition of assets measured at amortized cost	254,187	991,715	—
Exchange rate differences on gold and foreign currency	992,383	1,606,842	(665,941)
Net Income From Financial instruments And Exchange Rate Differences	10,136,040	7,603,151	42,407,340
Net Financial Income	53,068,413	62,125,521	62,712,383
Services Fee Income (Note 16.17)	16,665,264	17,348,966	17,671,576
Services Fee Expense (Note 16.18)	(5,080,481)	(5,355,815)	(4,611,197)
Income from insurance activities (Note 16.19)	2,271,246	2,522,921	2,863,247
Net Service Fee Income	13,856,029	14,516,072	15,923,626
Subtotal	66,924,442	76,641,593	78,636,009
Results from exposure to changes in the purchasing power of money	(7,807,754)	(6,475,891)	(11,013,521)
Other operating income (Note 16.20)	5,376,874	5,704,765	5,661,877
Loan loss provisions	(8,929,921)	(13,003,712)	(15,898,709)
Net operating income	55,563,641	62,866,755	57,385,656
Personnel expenses (Note 16.21)	25,591,322	27,436,458	29,106,597
Administration expenses (Note 16.22)	15,355,579	15,574,998	15,563,088
Depreciation and impairment of non-financial assets (Note 16.23)	4,225,142	3,633,207	3,729,019
Other operating expenses (Note 16.24)	11,848,049	9,924,079	13,065,832
(Loss)/ Income before taxes	(1,456,451)	6,298,013	(4,078,880)
Income tax (Note 4)	(279,907)	(1,013,887)	(346,658)
Net (Loss) / income for the year	(1,736,358)	5,284,126	(4,425,538)
Net (Loss) / income for the year attributable to owners of the parent company	(1,734,541)	5,282,780	(4,421,383)
Net (Loss) / income for the year attributable to non-controlling interests	(1,817)	1,346	(4,155)
NUMERATOR
Net (Loss) / income for the year attributable to owners of the parent company	(1,734,541)	5,282,780	(4,421,383)
PLUS: Diluting events inherent to potential ordinary shares	—	—	—
Net income attributable to owners of the parent company adjusted by dilution	(1,734,541)	5,282,780	(4,421,383)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	—	—	—
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722

Basic Income per share	(3.80)	11.57	(9.68)
Diluted Income per share	(3.80)	11.57	(9.68)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of pesos)

	12/31/2021	12/31/2020	12/31/2019
Net (loss)/income for the year	(1,736,358)	5,284,126	(4,425,538)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	105,051	1,235,377	(127,570)
Income tax (Note 4)	(215,533)	(360,738)	19,879
Net revaluation surplus of property, plant and equipment	(110,482)	874,639	(107,691)
Income / (loss) from equity instruments at fair value through other comprehensive income	3,950	—	(9,773)
Income tax (Note 4)	614	—	2,934
Net Income / (loss) from equity instruments at fair value through other comprehensive income	4,564	—	(6,839)
Total Other Comprehensive Income not to be reclassified to profit or loss	(105,918)	874,639	(114,530)
Components of Other Comprehensive Income to be reclassified to profit or loss
Income from financial instruments at fair value through other comprehensive income	120,300	492,369	23,190
Income tax (Note 4)	(68,512)	(153,902)	(6,958)
Net income from financial instruments at fair value through other comprehensive income	51,788	338,467	16,232
Foreign currency translation difference	405	—	—
Foreign currency translation differences for the fiscal year	405	—	—
Other Comprehensive Income to be reclassified to profit or loss	52,193	338,467	16,232
Other Comprehensive (loss) / income	(53,725)	1,213,106	(98,298)
Other comprehensive (loss) / income attributable to parent company	(53,657)	1,211,932	(98,022)
Other comprehensive (loss) / income attributable to non-controlling interest	(68)	1,174	(276)
Comprehensive (loss) / income	(1,790,083)	6,497,232	(4,523,836)
Comprehensive (loss) / income for the year attributable to owners of the parent company	(1,788,198)	6,494,712	(4,519,405)
Comprehensive (loss) / income for the year attributable to non-controlling interest	(1,885)	2,520	(4,431)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended on December 31, 2021, 2020 and 2019

(Expressed in thousands of pesos)

									Total
								Total	Shareholders´
							Other	Shareholders´ equity	equity attributable	Total
	Capital	Capital	Paid in	Legal	Other	Retained	comprehensive	attributable to parent	to non-controlling	shareholders´
Items	stock	Adjustment	capital	reserve	reserves	earnings	income	company	interest	equity
Balance at December 31, 2018	456,722	4,713,494	50,225,829	288,753	16,930,614	(19,932,404)	911,013	53,594,021	44,532	53,638,553
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves	—	—	—	—	4,276,910	(4,276,910)	—	—	—	—
- Dividend distribution	—	—	—	—	—	(957,827)	—	(957,827)	—	(957,827)
Purchase of subsidiaries ‘shares	—	—	1,001	—	—	—	—	1,001	175	1,176
Net loss for the year	—	—	—	—	—	(4,421,383)	—	(4,421,383)	(4,155)	(4,425,538)
Other comprehensive (loss) for the year	—	—	—	—	—	—	(98,022)	(98,022)	(276)	(98,298)
Balance at December 31, 2019	456,722	4,713,494	50,226,830	288,753	21,207,524	(29,588,524)	812,991	48,117,790	40,276	48,158,066
Absorption of negative retained earnings (*)	—	—	(6,667,837)	(288,753)	(29,157,183)	36,113,773	—	—	—	—
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
- Other reserves	—	—	—	—	8,749,747	(8,749,747)	—	—	—	—
- Dividend distribution	—	—	—	—	(800,088)	—	—	(800,088)	—	(800,088)
Net income for the year	—	—	—	—	—	5,282,780	—	5,282,780	1,346	5,284,126
Other comprehensive income for the year	—	—	—	—	—	—	1,211,932	1,211,932	1,174	1,213,106
Balance at December 31, 2020	456,722	4,713,494	43,558,993	—	—	3,058,282	2,024,923	53,812,414	42,796	53,855,210
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
- Other reserves	—	—	—	531,832	4,103,753	(4,635,585)	—	—	—	—
- Dividend distribution	—	—	—	—	—	(514,711)	—	(514,711)	—	(514,711)
Net loss for the year	—	—	—	—	—	(1,734,541)	—	(1,734,541)	(1,817)	(1,736,358)
Other comprehensive loss for the year	—	—	—	—	—	—	(53,657)	(53,657)	(68)	(53,725)
Balance at December 31, 2021	456,722	4,713,494	43,558,993	531,832	4,103,753	(3,826,555)	1,971,266	51,509,505	40,911	51,550,416

(*) See Note 25.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the financial years ended on December 31, 2021, 2020 and 2019

(Expressed in thousands of pesos)

	12/31/2021	12/31/2020	12/31/2019
Cash flow from operating activities

Net (loss) / income for the year	(1,736,358)	5,284,126	(4,425,538)
Adjustments to obtain flows from operating activities:
Income tax	279,907	1,013,887	346,658
Depreciation and Impairment of Property, plant and equipment	4,225,142	3,633,207	3,729,019
Loan loss provisions	8,929,921	13,003,712	15,898,709
Other adjustments:
Exchange rate difference on gold and foreign currency	(992,383)	(1,606,842)	665,941
Interest from loans and other financings	(103,431,881)	(97,659,056)	(92,049,680)
Interest from deposits and financing received	60,499,508	43,136,686	71,744,637
Net income from financial instruments at fair value through profit or loss	(8,889,470)	(5,004,594)	(43,073,281)
Fair value measurement of investment properties	441,020	139,556	261,244
Results from exposure to changes in the purchasing power of money	7,807,754	6,475,891	11,013,521
Interest on liabilities for financial leases	268,813	312,502	436,656
Allowances reversed	(1,713,707)	(864,111)	(1,024,586)
Result from derecognition of financial assets measured at amortized cost	(254,187)	(991,715)	—

(Increases) / decreases from operating assets:

Debt securities at fair value through profit or loss	11,995,299	(5,591,631)	50,913,541
Derivatives	(4,587)	312,051	(478,985)
Reverse Repo transactions	(9,106,976)	(33,742,602)	—
Loans and other financing			—
To the non-financial public sector	12,779	23,814	44,362
To the other financial entities	(58,625)	114,382	1,127,291
To the non-financial sector and foreign residents	99,872,400	105,451,208	131,919,121
Other debt securities	(17,255,526)	(40,183,131)	(7,863,584)
Financial assets in guarantee	(1,136,345)	3,556,790	(4,615,274)
Investments in equity instruments	—	(73,835)	2,930
Other assets	(8,185,383)	(873,453)	4,605,326

Increases / (decreases) from operating liabilities:

Deposits
Non-financial public sector	(466,361)	700,556	(23,865,208)
Financial sector	(47,566)	28,925	(22,034)
Private non-financial sector and foreign residents	(41,172,025)	43,025,686	(170,782,744)
Derivatives	(3,011)	3,011	(297,850)
Repo transactions	—	(657,201)	657,201
Liabilities at fair value through profit or loss	(968,643)	2,632,339	(457,939)
Other liabilities	11,195,031	(5,729,792)	1,076,874
Income Tax paid	(1,620,346)	(1,921,307)	(1,664,438)

Net cash provided by / (used in) operating activities (A)	8,484,194	33,949,059	(56,178,110)

Cash flows from investing activities

Payments related to:
Purchase of PPE, intangible assets and other assets	(5,023,007)	(7,130,594)	(2,288,933)
Purchase of liabilities and equity instruments issued by other entities	(88,693)	(71,794)	—
Acquisition of subsidiaries, net of cash adquired	—	(11,007)	(406,782)
Collections:
Disposals related to PPE, intangible assets and other assets	417,038	642,869	16,483

Net cash used in investing activities (B)	(4,694,662)	(6,570,526)	(2,679,232)

Cash flows from financing activities
Payments:
Repurchase of non-controlling interest in subsidiaries	—	—	1,165
Lease liabilities	(2,426,914)	(2,062,110)	(2,571,950)
Financing received from Argentine Financial Institutions	(7,572,780)	(10,242,448)	(234,068,388)
Unsubordinated debt securities	(34,931,992)	(32,147,124)	(35,685,061)
Subordinated debt securities	(1,721,443)	(2,678,103)	(1,732,235)
Dividends	(514,711)	(800,089)	(957,827)

Collections:
Unsubordinated debt securities	2,252,098	4,005,697	17,286,639
Financing received from Argentine Financial Institutions	32,350,995	22,450,153	227,211,644

Net cash used in financing activities (C)	(12,564,747)	(21,474,024)	(30,516,013)

Effects of exchange rate changes	11,048,920	15,660,806	49,512,377
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	2,273,705	21,565,315	(39,860,978)

Result from exposure to changes in the purchasing power of the currency of Cash and equivalents	(17,116,658)	(19,401,367)	(51,231,287)
Cash and cash equivalents at the beginning of the year	59,571,418	57,407,470	148,499,735
Cash and cash equivalents at the end of the year	44,728,465	59,571,418	57,407,470

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

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

Grupo Supervielle´s Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 include the assets, liabilities and results of the controlled companies detailed in Note 1.2.

1.1    Basis of preparation

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

These consolidated financial statements as of December 31, 2021, were approved by resolution of the Board of Directors' meeting held on April 26, 2022.

1.1.1Going concern

The consolidated financial statements as of December 31, 2021, 2020 and 2019 have been prepared on a going concern basis as there is a reasonable expectation that the Group will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

1.1.2Measuring Unit – IAS 29 (Financial reporting in hyperinflationary economies)

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

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2021 reached 216.1. Consequently, the Company has restated its consolidated financial statements in the terms of IAS 29 for the year ended December 31, 2021.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The Group determined to use the Internal Wholesale Price Index (IWPI) to restate balances and transactions until the year 2016, for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires was used, due to the fact that during those two months there were no IWPI measurements at national level. Then, from January 2017 omwards, the Group used the National Consumer Price Index (National CPI). The tables below show the evolution of these indexes in the last three years and as of December 31, 2021 according to official statistics (INDEC):

	As of December 31,
	2019	2020	2021
Variation in Prices
Annual	53.8%	36.1%	50.9%
Accumulated 3 years	183.4%	209.2%	216.1%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2021 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

The Group restated all the non-monetary items in order to reflect the impact of inflation in terms of the measuring unit current as of December 31, 2021. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and Equity. Each item must be restated since the date of the initial recognition in the Group's accounts or since the date of the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2021.

Comparative figures must also be presented in the measuring unit current as of December 31, 2021. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

Restatement of the Income Statement and the Statement of Cash Flows

In the Income Statement, items shall be restated from the dates when the items of income and expense were originally recorded. To this end, the Group applied the variations in a consumer price index.

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

Restatement of the Statement of Changes in Shareholder’s Equity

All components of the Statement of Changes in Shareholder’s Equity must be restated from the dates on which the items were contributed or otherwise arose.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

1.1.3Change in accounting policies and new accounting standards

The following are changes that were made effective over the course of the quarter ended on December 31, 2021:

(a)	Amendment to IFRS 16 “Leases” – COVID-19 – Rent Concessions

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

As a result, the IASB has provided lessees (but not lessors) with relief in the form of an optional exemption from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment.

The practical expedient only applies to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

●	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
●	any reduction in lease payments affects only payments due on or before 30 June 2021; and
●	there is no substantive change to other terms and conditions of the lease.
●	Lessees that apply the exemption will need to disclose that fact, as well as the amount recognised in profit or loss arising from COVID-19-related rent concessions. If a lessee chooses to apply the practical expedient to a lease, it would apply the practical expedient consistently to all lease contracts with similar characteristics and in similar circumstances. The amendment is to be applied retrospectively in accordance with IAS 8, but lessees are not required to restate prior period figures or to provide the disclosure under paragraph 28(f) of IAS 8.

The amendments are mandatory for annual reporting periods beginning on or after 1 June 2020.

The application of this Standard did not have a significant impact in the consolidated financial statements.

(b)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark (IBOR) reform – Phase 2

Phase 2 amendments that were issued on 27 August 2020 address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendments establishes that for instruments to which the amortised cost measurement applies, entities, as a practical expedient, should account for a change in the basis for determining the contractual cash flows as a result of IBOR reform by updating the effective interest rate using the guidance in paragraph B5.4.5 of IFRS 9. As a result, no immediate gain or loss is recognised. This practical expedient applies only to such a change and only to the extent it is necessary as a direct consequence of IBOR reform, and the new basis is economically equivalent to the previous basis. Insurers applying the temporary exemption from IFRS 9 are also required to apply the same practical expedient. IFRS 16 was also amended

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

to require lessees to use a similar practical expedient when accounting for lease modifications that change the basis for determining future lease payments as a result of IBOR reform (for example, where lease payments are indexed to an IBOR rate).

These amendments  applied for annual periods beginning on or after 1 January 2021.

The application of this Standard did not have a significant impact in the consolidated financial statements.

The following sets forth changes that have not become in force as of December 31, 2021:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfil the contract. The amendment clarifies the meaning of ‘costs to fulfil a contract’.

The amendment explains that the direct cost of fulfilling a contract comprises:

●	the incremental costs of fulfilling that contract (for example, direct labour and materials); and
●	an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfil the contract).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognises any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfil a contract.

IFRS 3, ‘Business combinations - Reference to the Conceptual Framework’

The Board has updated IFRS 3, 'Business combinations', to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the Board added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, or IFRIC 21, ‘Levies’, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognised some liabilities in a business combination that it would not recognise under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognise such liabilities and recognise a gain that did not depict an economic gain.

The Board has also clarified that the acquirer should not recognise contingent assets, as defined in IAS 37, at the acquisition date.

These amendments  will apply for annual periods beginning on or after 1 January 2022 with early application permitted.

The Group is evaluating the impact of the application of these amendments.

(b) IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from January 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(c)Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The Board has removed the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41, ‘Agriculture’. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

All of the amendments are effective 1 January 2022. Earlier application is permitted.

The Group is evaluating the impact of the application of this new standard.

(d)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

(e)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The IASB has amended IAS 12, 'Income taxes', to require companies to recognise deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning obligations.

Paragraphs 15 and 24 of IAS 12 were amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal amounts of taxable and deductible temporary differences. Paragraph 22A has been added to provide further clarification of this principle. Paragraphs 22(b) and 22(c) of IAS 12 have also been amended.

In addition, the Illustrative Examples accompanying IAS 12 have been amended to include Example 8 – Leases, to illustrate the new guidance.

Finally, there have been some consequential amendments to IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’. Deferred tax related to assets and liabilities arising from a single transaction has been added to the list of the exceptions to the retrospective application of other IFRSs.

These amendments should be applied for annual periods beginning on or after 1 January 2023. Earlier application is permitted

The Group is assessing the impact of the amendments.

1.2.    Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiaryThe subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The following chart details the subsidiaries included in the consolidation process:

		Percentage of direct or indirect investment in capital stock
Company	Main Activity	12/31/2021		12/31/2020		12/31/2019
Banco Supervielle S.A.	Commercial Bank	99.90	% (1)	99.90	% (1)	99.90	% (1)
IUDÚ Compañia Financiera S.A	Financial Company	99.90%		99.90%		99.90%
Tarjeta Automática S.A.	Credit Card	99.99%		99.99%		99.99%
Supervielle Asset Management S.A.	Asset Management and Other Services	100.00%		100.00%		100.00%
Sofital S.A.F. e I.I.	Real State	100.00%		100.00%		100.00%
Espacio Cordial de Servicios S.A.	Retail Services	100.00%		100.00%		100.00%
Supervielle Seguros S.A.	Insurance	100.00%		100.00%		100.00%
Micro Lending S.A.U.	Financial Company	100.00%		100.00%		100.00%
InvertirOnline S.A.U.	Financial Broker	100.00%		100.00%		100.00%
InvertirOnline.Com Argentina S.A.U. (renamed as “Portal Integral de Inversiones S.A.U.” with registration pending)	Representations	100.00%		100.00%		100.00%
IOL Holding S.A.	Financial Company	100.00%		—%		—%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%		100.00%		100.00%
Bolsillo Digital S.A.U.	Fintech	99.90%		100.00%		100.00%
Supervielle Agente de Negociación S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Easy Cambio S.A.	Financial Company	100.00%		100.00%		—%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99.89%, as of 12/31/2021, 12/31/2020 and 12/31/2019 respectively.

For consolidation purposes, financial statements corresponding to the year ended December 31, 2021 were used, which cover the same period of time with respect to the Group's financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The assets and liabilities and the results arising from operations between members of the Group that were not disclosed to third parties were eliminated from the consolidated financial statements.

Non-controlling interest is that part of the net results and equity of a subsidiary attributable to interests that are not owned, directly or indirectly, by the Group. The non-controlling interest forms a separate component of the Group's equity.

In accordance with the provisions of IFRS 3, the acquisition method is the one used to account for the acquisition of subsidiaries. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured at their fair values on the date of acquisition.

Goodwill is measured as the difference between the net of the amounts at the date of acquisition of the identifiable assets acquired, of the liabilities assumed, the consideration transferred, the amount of the non-controlling interest in the acquiree and the fair value of an interest in the acquisition prior to the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities incurred by it with the previous owners of the acquiree and the equity interests issued by the acquirer. Transaction costs are recognized as expenses in the years in which the costs are incurred and the services are received, except for transaction costs incurred to issue equity instruments that are deducted from equity and transaction costs incurred to issue debt that is deducted from its book value.

1.3.    Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly consumer loans, originated by personal and pledge loans through  the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

The structured entity in which the Group was the trustor as of December 31, 2021 are set out below:

			Due of
	Financial		principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount	Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$1,626
IUDÚ Compañia Financiera S.A	24	05/28/2021	04/15/2022	$699,000	VDF	VN$ 559,200	CP	VN$ 139,800
IUDÚ Compañia Financiera S.A	25	10/01/2021	09/15/2022	$703,600	VDF	VN$ 583,988	CP	VN$ 119,612

The structured entity in which the Group was the trustor as of December 31, 2020 are set out below:

			Due of
	Financial		principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount	Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$31,823	CP	VN$1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$32,522	CP	VN$1,626

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

As for financial trusts, the Group has evaluated the following:

●	The purpose and design of the trust
●	Identification of relevant activities of the trust
●	Decision-making process on these activities
●	If the Group has the power to direct the relevant activities of the trust
●	If the Group is exposed to, or has rights to, variable returns from its involvement with the trust
●	If the Group has ability to affect those returns through its power over the trust

In accordance with the aforementioned, the Group controls such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of December 31, 2021:

12/31/2021
Assets
Loans	856,576
Financial assets	96,747
Other assets	7,805
Total Assets	961,128
Liabilities
Financial liabilities	542,110
Other liabilities	6,284
Total Liabilities	548,394

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

As of December 31, 2021, presented in comparative format

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

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

•Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position

•Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)    Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates published by the Argentine Central Bank at the dates of the transactions. Gains and losses in foreign currency resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency at year end exchange rates, are recognized in the income statement, under "Exchange rate differences on gold and foreign currency", except when such items are deferred in the shareholders' equity for transactions classified as cash flow hedges, when applicable.

As of December 31, 2021 and 2020, the balances in U.S. dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than U.S. dollars, they have been converted to this currency using the rexchange rates derived from repo transactions reported by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2021	12/31/2020	12/31/2019
Cash and due from banks	32,574,118	55,357,647	54,256,477
Debt securities at fair value through profit or loss	10,403,747	2,820,500	1,168,228
Money Market Funds	1,750,600	1,393,271	1,982,765
Cash and cash equivalents	44,728,465	59,571,418	57,407,470

Reconciliation between balances as appearing on the Statement of Financial Position and the items in the Statement of Cash Flow:

Items	12/31/2021	12/31/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	32,574,118	55,357,647	54,256,477
As per the Statement of Cash Flows	32,574,118	55,357,647	54,256,477
Debt securities at fair value through profit or loss
As per Statement of Financial Position	19,757,685	14,900,812	1,168,228
Securities not considered as cash equivalents	(9,353,938)	(12,080,312)	—
As per the Statement of Cash Flows	10,403,747	2,820,500	1,168,228
Money Market Funds
As per Statement of Financial Position – Other financial assets	13,922,961	6,468,183	4,308,910
Other financial assets not considered as cash equivalents	(12,172,361)	(5,074,912)	(2,326,145)
As per the Statement of Cash Flow	1,750,600	1,393,271	1,982,765

Reconciliation of liabilities from financing activities at December 31, 2021, 2020 and 2019 is as follows:

		Cash Flows		Other non-cash
Items	12/31/2020	Inflows	Outflows	movements	12/31/2021
Unsubordinated debt securities	6,379,922	2,252,098	(7,572,780)	—	1,059,240
Subordinated debt securities	1,721,443	-	(1,721,443)	—	—
Financing received from the Argentine Central Bank and other financial institutions	8,833,545	32,350,995	(34,931,992)	—	6,252,548
Lease Liabilities	1,783,674	—	(2,426,914)	2,001,505	1,358,265
Total	18,718,584	34,603,093	(46,653,129)	2,001,505	8,670,053

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

		Cash Flows		Other non-cash
Items	12/31/2019	Inflows	Outflows	movements	12/31/2020
Unsubordinated debt securities	12,507,270	4,005,697	(10,242,448)	109,403	6,379,922
Subordinated debt securities	4,356,218	—	(2,678,103)	43,328	1,721,443
Financing received from the Argentine Central Bank and other financial institutions	18,530,516	22,450,153	(32,147,124)	—	8,833,545
Lease Liabilities	1,944,762	—	(2,062,110)	1,901,022	1,783,674
Total	37,338,766	26,455,850	(47,129,785)	2,053,753	18,718,584

		Cash Flows		Other non-cash
Items	12/31/2018	Inflows	Outflows	movements	12/31/2019
Unsubordinated debt securities	29,421,323	17,286,639	(35,685,061)	1,484,369	12,507,270
Subordinated debt securities	4,374,447	—	(1,732,235)	1,714,006	4,356,218
Financing received from the Argentine Central Bank and other financial institutions	25,392,967	227,211,644	(234,068,388)	(5,707)	18,530,516
Lease Liabilities	—	—	(2,571,950)	4,516,712	1,944,762
Total	59,188,737	244,498,283	(274,057,634)	7,709,380	37,338,766

1.8.   Associates

Associates are entities over which the Group has significant influence (directly or indirectly), but not control, generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associated entities reduce the book value of the investment in them. Other changes subsequent to the acquisition in the Group's participation in the net assets of an associate are recognized as follows: (i) the Group's participation in the gains or losses of associates is recorded in the income statement as profit or loss. by associates and joint ventures and (ii) the Group's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group will cease to recognize its share of additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:

●	When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.
●	In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.

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

b)    the cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which the Group manages a set of financial assets to achieve a specific business objective. It represents the way in which the Group maintains the instruments for the generation of funds.

The business models that the group can follow are the following:

-Hold the instruments until maturity;

-Keep the instruments in portfolio for the collection of the flow of funds and, in turn, sell them if convenient; or

-Maintain the instruments for their negotiation.

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve a specific business objective.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The business model of the Group does not depend on the management’s intentions for an individual instrument.

Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

●	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
●	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
●	How the Group’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
●	The expected frequency, the value, moment and reasons of sales are also important aspects.

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

The amortized cost is the amount at which it is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest rate method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

ii)    Financial assets at fair value through other comprehensive income:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Financial assets shall be measured at fair value through other comprehensive income when:

(a)    the financial asset is held for collection of contractual cash flows and for selling financial assets and

(b)    the asset’s cash flows represent solely payments of principal and interest.

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective interest rate method), net of any impairment loss. The effective interest rate method uses the rate that allows discounting the future cash flows that are estimated to be received or paid in the life of the instrument or a shorter period, if appropriate, equaling the net book value. When applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

iii)    Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

●	Instruments held for trading
●	Instruments specifically designated at fair value through profit or loss
●	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

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

The fair value of these instruments was calculated using the quotes in active markets at the end of each fiscal year. In the absence of an active market, valuation techniques were used that included the use of market operations carried out under conditions of mutual independence, between interested and duly informed parties, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or discounted cash flow analysis. The estimation of fair values is explained in greater detail in the section “critical accounting policies and estimates”.

In addition, financial assets may be valued (“designated”) at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

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

Derecognition of Financial Assets

The Group derecognizes financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.
2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to other entities and transfers substantially all of the risks and rewards. These transactions result in derecognition if the Group:
a.	Has no obligation to make payments unless it collects amounts from the assets;
b.	Is prohibited from selling or pledging the financial assets;
c.	Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitutes a derecognition event.

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

●	Financial liabilities at fair value through profit or loss.
●	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.
●	Financial guarantee contracts and loan commitments.

Financial Liabilities measured at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

●	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
●	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or
●	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

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

1.10.    Derivatives

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

1.10.1    Repo Transactions

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans since the risk has not been transferred to the counterparty. Loans granted in the form of reverse repo agreements are accounted for under "Repo Transactions", classified by counterparty and also by the type of assets received as collateral. At the end of each month, accrued interest income is charged under "Repo Transactions" with its corresponding offsetting entry in "Interest Income." The assets received and sold by the

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Group are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.

Repo Transactions

Loans granted in the form of repo transactions are accounted for under "Repo Transactions", classified by counterparty and also by the type of asset pledged as collateral. In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as collateral, it is reclassified to "Financial assets pledged as collateral". At the end of each month, these assets are measured according to the category they had before they were subject to the repo transaction, and results are charged against the applicable accounts, depending on the type of asset. At the end of each month, accrued interest expense is charged under "Repo Transactions" with its corresponding offsetting entry in "Interest-Expenses".

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

1.11.Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated to its financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts that are not measured at fair value.

The Group measures ECL of financial instruments reflecting the following:

(a)An unbiased and probability – weighted amount that is determined by evaluating a range of possible outcomes

(b)the time value of money; and

(c)reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

IFRS 9 outlines a “three stages” model for impairment based on changes in credit quality since initial recognition:

•If, at the reporting date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

•If a significant increase in credit risk (“SICR”) since initial recognition is identified, the financial instrument is moved to “Stage 2”, but such instrument is not yet deemed to be credit-impaired.

•If the financial instrument is credit-impaired, it is moved to “Stage 3”.

•Financial instruments in “Stage 1”, have their ECL measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Instruments in “Stage 2” or “Stage 3” have their, ECL measured based on expected credit losses on a lifetime basis. Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•A pervasive concept in the measuring ECL in accordance with IFRS 9 is that it should consider forward-looking information.

•Purchased or originated credit-impaired financial assets are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis (“Stage 3”).

The following diagram summarizes the impairment requirement under IFRS 9 (other than purchased or originated credit-impaired):

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(credit-impaired assets)
12 month- ECL	Lifetime ECL

The following describes the Group´s key judgements and assumptions for ECL measurement:

1.11.2   Significant increase in credit risk

The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Personal and Business Banking

●	Portfolios between 31 and 90 days past due
●	Credit origination score has deteriorated by more than 30% with respect to the current behavioural score
●	Internal Behavioral Score is less than cut off (1)
●	Overlays are incorporated for those groups of the portfolio that are considered to have a higher risk than that reflected in their historical behavioral due to their characteristics.

(1) High Income Customers: Plan Sueldo segment (payrroll customers) >=400, Open Market Segment >=700 and Senior Citizens Segment>=610. Other customers: Plan Sueldo Segment (payrroll customers) >=500, Open Market Segment >=700 and Senior Citizens Segment >=610

Corporate Banking

●	Portfolios between 31 and 90 days past due
●	Portfolios whose classification under Argentine Central Bank regulation is higher than 1.
●	Its internal behavioural score deteriorated by more than two notes from its credit approval score or it is higher than B.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Consumer Finance:

●	Portfolios between 31 and 90 days past due.

Sectoral Analysis – COVID-19 Risk

During 2020, the Central Bank of the Argentine Republic (BCRA) granted certain deferrals in the maturities of loans and credit card balances amidst the COVID-19 outbreak. Those deferrals were extended  during 2021. Considering that the internal ECL models are estimated using historical information and there are only a few months of observation of the real impact of COVID 19 in delinquency, a sectoral analysis was maintained  for 2021 as an additional definition of a significant increase in risk.

In such analysis, companies' risk of default is evaluated according to the type of industry and the impact such companies have suffered through the face of the current economic situation, while taking into account their characteristics, seasonal nature, etc.

All different industries are classified into four types of risks:

●	Low risk
●	Medium risk
●	High risk
●	Very high risk

This additional definition of a significant increase in credit risk has been applied for the SME and E&P segments, for the very high and high risk activities (only for the Corporate Unsecured Loans):

Very high risk	High risk
Entertainment	Construction
Real estate	Sports
Textile

The Group has considered that non collaterallized facilities of clients within the high risk activities are considered to have experienced a significant increase in credit risk, whereas all facilities of clients within the very high risk activities are considered to have experienced a significant increase of credit risk.

1.11.3Individual and collective evaluation basis

Expected credit losses are estimated both in a collective and individual basis.

The Group´s individual estimation is aimed at calculating expected credit losses for significantly impaired loans. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the instrument´s  effective interest rate and the carrying value of the instrument.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

For expected credit loss provisions modelled on a collective basis, the Group has developed internal models. The grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within group are homogeneous. In performing the grouping there must be sufficient information for the group to be statistically reliable .

The Group has identified three groupings: Personal and Business, Corporate Banking and Consumer Finance, amongst these three segments the Group estimates parameters in a more granular way based on the shared risk characteristics.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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
Personal loans
Refinancing
CCF Automobile Loans

(1)	For credit cards and personal loans, the Group includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business Banking, former senior citizens and former payroll

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

1.11.4Definition of default and credit-impaired

The Group defines a financial instrument as in default when such instrument meets one or more of the following criteria:

Personal and Business Banking

●	Financial instruments more than 90 days past due on its contractual payments.

Corporate Banking

●	Financial instruments more than 90 days past due.
●	Financial instruments with B.C.R.A. situation greater than or equal to 3.
●	C or D score.

Consumer Finance

●	Financial instruments more than 90 days past due.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of default used for the administration of credit risk. Likewise, such definition is consistently applied to define PD ("Probability of Default"), Exposure at Default ("EAD") and Loss Given Default ( "LGD").

1.11.5Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been occurred since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default ("PD"), Exposure at default ("EAD") and Loss Given Default ("LGD"), defined as follows:

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the "Definition of default and credit impaired" set forth in Note 1.11.4), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.
●	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or over the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.
●	LGD represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal models that were adapted in order to be compliant with IFRS 9.

The Group includes forward-looking information in its definition of PD, EAD and LGD. See Note 1.11.6 for the explanation of forward-looking information and its consideration in the calculation of ECL.

1.11.6Forward-looking information considered in expected credit loss models

The evaluation of significant increase in credit risk and the calculation of ECL includes forward-looking information. The Group has performed historical analysis and identified key economic variables that impact credit risk and expected credit losses for each portfolio.

Forecasts of these economic variables ("base economic scenario") are provided by the Research team of the Group and provide the best estimate view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these variables have had historically on default rates and LGD components.

In addition to the base economic scenario, the Group's Research team also provides two possible scenarios together with scenario weights. The number of other scenarios used is established based on the analysis of the main products to ensure that the effect of linearity between the future economic scenario and the associated expected credit losses is captured. The number of scenarios and their attributes are reassessed annually, unless a situation occurs in the macroeconomic situation that justifies a more frequent review.

As of December 31, 2021 and 2020, as for its portfolios, the Group concluded that three scenarios have properly captured non-linealrities. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis, taking into account the range of potential results of which each scenario is representative. The assessment  of significant increases in credit risk is performed using lifetime PD under each of the base and the other scenarios, multiplied by the associated scenario weighting, along with qualitative and  backstop indicators (See Note 1.11.2). This determines if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, hence, whether 12-month or Lifetime ECL should be recorded. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of possible scenarios.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The most significant assumptions used to calculate ECL as of December 31, 2021 are as follows:

Parameter	Industry / Segment		Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
		Open Market	Monthly Economic Activity Estimator	143	149	137
			Exchange Rate	173	165	181
		Income Payroll	Inflation Rate	45.9%	40.6%	51.5%
	Personal and Business Banking		Exchange rate	173	165	181
			Inflation Rate	45.9%	40.6%	51.5%
Probability of Default		Senior Citizens	Monthly Economic Activity Estimator	143	149	137
	Corporate Banking		Inflation Rate	46%	41%	51%
		All	Interest Rate	35.2%	31.6%	38.7%
			Private Sector Wage	45.4%	49.9%	40.9%
	Consumer Finance	IUDÚ	Quantity of Private Sector Employment	6,011	6,016	6,005
			Exchange rate	173	165	181
		IUDÚAutomobile secured	Monthly Economic Activity Estimator	143	149	137
	Supervielle Bank	All	Private Sector Wage	45.9%	40.6%	51.5%
Loss Given Default		IUDÚ	Monthly Economic Activity Estimator	143	149	137
	Consumer Finance		Private Sector Wage	45.4%	49.9%	40.9%
		IUDÚ Automobile secured	Inflation Rate	45.9%	40.6%	51.5%
			Quantity of Private Sector Employment	6,011	6,016	6,005

The following are weightings assigned to each scenario as of December 31, 2021:

Scenario 1	60%
Scenario 2	10%
Scenario 3	30%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2021 that would result from reasonably potential changes in the following parameters:

December 31, 2021
Reported ECL Allowance	10,047,819
Gross carrying amount	165,522,148
Reported Loss rate	6.07%
ECL amount by scenarios
Favorable scenario	9,644,480
Unfavorable scenario	10,553,582

Loss Rate by scenarios
Favorable scenario	5.83%
Unfavorable scenario	6.38%

1.12.   Leases (the Group as lessor)

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

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

Initial measurement

The Group uses the implicit interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

Initial direct costs, other than those incurred by manufacturers or concessionaires, are included in the initial measurement of the net investment of the lease and reduce the amount of income recognized over the term of the lease. The interest rate implicit in the lease is defined in such a way that initial direct costs are automatically included in the net investment in the lease; there is no need to add them separately.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The difference between the gross amount receivable and the present value represents the finance income that is recognized over the term of the lease. Finance income from leases is recorded in profit or loss for the year. Impairment losses over the lease receivable are recognized in income for the year (see note 1.11).

See accounting policy related to those leases in which the Group acts as lessee in note 7 to these consolidated financial statements.

1.13.   Property, plant and equipment

Property, plant and equipment is measured at historical cost less depreciation, except for land and buildings, where the Group adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which the Group adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of property, plant and equipment within a range of fair value estimates and considering the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

Investment properties under the fair value approach,  are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group's management considering a report of an independent valuation expert.

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Movements in investment properties for the year ended December 31, 2021 and 2020 were as follows:

	12/31/2021	12/31/2020
Income derived from rents (rents charged)	17,349	14,670
Direct operating expenses of properties that generated income derived from rents	(7,321)	(10,018)
Fair value remeasurement	(441,020)	(139,556)
Total	(430,992)	(134,904)

The net result generated by the investment property as of December 31, 2021 and 2020 amounts to a loss of 430,992 and an loss of 134,904 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated comprehensive income statement.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

1.16.    Intangible Assets

(a)    Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of:

(i)	the cost of an acquisition, which is measured as the sum of the consideration transferred, valued at fair value at the acquisition date plus the amount of non-controlling interest; and
(ii)	the fair value of the identifiable assets acquired and the liabilities assumed of the acquiree.

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

(b)    Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date.

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

(c)    Software

Costs related to software maintenance are recognized as an expense as incurred. Development, acquisition or implementation costs which are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. The costs incurred in the development, acquisition or implementation of software, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives, in a term that does not exceed five years.

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

To apply the above classification, an asset must meet the following conditions:

●	It must be available for immediate sale in its current conditions;
●	Management must be committed to a plan to sell the asset and have started an active program to locate a buyer and complete the plan;
●	the asset must be actively marketed for sale at a reasonable price, in relation to its current fair value;
●	the sale must be expected to be completed within 12 months from the reclassification date;
●	it is unlikely that the plan will be significantly changed or withdrawn.

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

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

In the event that the Group repurchases its own debt, it is eliminated from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.22.   Provisions / Contingencies

A provision will be recognized when:

●	an entity has a present obligation (legal or implicit) as a result of past event;
●	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
●	the amount can be reliably estimated.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

1.24.   Employee benefits

The Group approved a long-term incentive plan for members of senior management and the Board of Directors, in which participants will be entitled to receive cash payments over time if certain performance targets are met.

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

Subordinated and unsubordinated Debt Securities issued by the Group are measured at amortized cost. Where the group buys back its own negotiable obligations, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

1.27.   Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2021 as described in Note 1.1.2, except from the item “Capital Stock”, which has been held at nominal value.

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

The results that are included within the effective rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, being these recognized in the Income Statement at the time the service is provided, as long as the Group does not withhold part of it or this is kept in the same conditions as the rest of the participants. The commissions received by the Group for the negotiations in the transactions of a third party are not part of the effective rate either, these being recognized at the time  the services is provided.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

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

Income from investment property rentals is recognized in the consolidated statement of comprehensive income based on the straight-line method over the term of the lease, in accordance with the provisions of note 1.14.

1.30.   Income tax

Income Tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated income statements, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

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

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the consolidated financial statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

●	the Group controls the timing on which temporary differences will be reversed; and
●	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

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

a-    Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regulary validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used put into use in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors such as as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

b-    Allowances for loan losses and advances

The  Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

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

The Group has applied judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group uses estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of  indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

e-    Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are  expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

3.    SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of Senior Management and updated upon changes.

The Group´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 100,000
-	"Small and Medium Size Companies", companies that record annual sales of over 100,000 up to 700,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 700,000 up to 2,500,000
-	Big Companies. Grandes companies that record annual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-    Personal and Business Banking– Includes a wide range of financial products and services targeted to small companies, included in Entrepreneurs & SMSs, and high income people identified with so-called  Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioners.

b-    Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

c-    Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-    Consumer Finance– Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.

e-    Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments

f-    Asset Management and Other Services – Includes MFs administered by the Group.  Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U. (renamed as “Portal Integral de Inversiones S.A.U.” with registration pending)  and InvertirOnline S.A.U ., IOL Holding S.A.,  Supervielle Asset Management S.A., Easy Cambio S.A. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2021, 2020 and 2019:

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2021
Cash and due from banks	12,111,141	552,152	18,723,092	732,108	4,220	262,026	189,378	32,574,118
Debt securities at fair value through profit or loss	—	—	18,941,469	813,930	—	2,286	—	19,757,685
Loans and other financing	76,316,258	62,161,494	10,363,027	11,202,166	864,345	101,688	(5,534,649)	155,474,329
Other Assets	6,609,578	3,447,294	139,986,345	5,140,206	2,329,922	1,459,417	23,624,149	182,596,910
Total Assets	95,036,977	66,160,940	188,013,933	17,888,410	3,198,487	1,825,418	18,278,878	390,403,042

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2021
Deposits	138,678,878	31,073,403	112,516,984	6,723,096	—	75,774	(610,038)	288,458,097
Financing received from the Argentine Central Bank and others	15,347	—	5,861,421	5,305,541	—	—	(4,929,761)	6,252,548
Debt Securities	13,495	8,362	1,037,383	—	—	—	—	1,059,240
Other liabilities	14,219,359	4,307,042	10,638,967	3,694,276	1,592,391	715,184	7,915,522	43,082,741
Total Liabilities	152,927,079	35,388,807	130,054,755	15,722,913	1,592,391	790,958	2,375,723	338,852,626

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2021
Interests income	30,721,711	19,451,739	46,924,159	7,928,285	1,422	7,693	(1,603,128)	103,431,881
Interest Expense	(16,236,285)	(3,039,368)	(39,008,895)	(3,834,126)	—	—	1,619,166	(60,499,508)
Distribution of results by the Treasury	5,134,215	(9,175,505)	4,041,290	—	—	—	—	—
Net interest income	19,619,641	7,236,866	11,956,554	4,094,159	1,422	7,693	16,038	42,932,373
Net income from financial instruments at fair value through profit or loss	—	—	7,376,856	366,368	574,589	427,096	144,561	8,889,470
Result from derecognition of assets measured at amortized cost	—	—	277,820	—	—	—	(23,633)	254,187
Exchange rate differences on gold and foreign currency	316,615	86,572	401,700	14,352	652	81,431	91,061	992,383
NIFFI And Exchange Rate Differences	316,615	86,572	8,056,376	380,720	575,241	508,527	211,989	10,136,040
Net Financial Income	19,936,256	7,323,438	20,012,930	4,474,879	576,663	516,220	228,027	53,068,413
Services Fee Income	10,529,003	1,038,430	61,657	2,697,736	—	2,682,645	(344,207)	16,665,264
Services Fee Expenses	(3,445,017)	(340,273)	(170,136)	(1,146,806)	—	(138,542)	160,293	(5,080,481)
Income from insurance activities	—	—	—	—	1,975,918	—	295,328	2,271,246
Net Service Fee Income	7,083,986	698,157	(108,479)	1,550,930	1,975,918	2,544,103	111,414	13,856,029
Subtotal	27,020,242	8,021,595	19,904,451	6,025,809	2,552,581	3,060,323	339,441	66,924,442
Result from exposure to changes in the purchasing power of money	2,976,943	(1,855,811)	(6,432,872)	(699,373)	(715,673)	(452,468)	(628,500)	(7,807,754)
Other operating income	1,305,619	1,359,942	2,071,719	775,585	15,017	81,157	(232,165)	5,376,874
Loan loss provisions	(4,148,328)	(825,754)	(31,623)	(3,924,216)	—	—	—	(8,929,921)
Net operating income	27,154,476	6,699,972	15,511,675	2,177,805	1,851,925	2,689,012	(521,224)	55,563,641
Personnel expenses	(18,226,223)	(1,918,281)	(1,102,323)	(2,620,530)	(566,147)	(1,121,407)	(36,411)	(25,591,322)
Administrative expenses	(11,074,869)	(801,687)	(781,006)	(1,759,189)	(492,030)	(641,695)	194,897	(15,355,579)
Depreciations and impairment of non-financial assets	(3,309,350)	(314,266)	(210,822)	(204,548)	(47,676)	(44,729)	(93,751)	(4,225,142)
Other operating expenses	(5,224,801)	(2,152,583)	(3,135,246)	(1,072,784)	(16,323)	(206,239)	(40,073)	(11,848,049)
Operating income	(10,680,767)	1,513,155	10,282,278	(3,479,246)	729,749	674,942	(496,562)	(1,456,451)
Income from associates and joint ventures	—	—	—	5,413	—	—	(5,413)	—
Result before taxes	(10,680,767)	1,513,155	10,282,278	(3,473,833)	729,749	674,942	(501,975)	(1,456,451)
Income tax	3,721,031	(507,821)	(3,330,940)	337,291	(189,840)	(246,575)	(63,053)	(279,907)
Net (loss) / income	(6,959,736)	1,005,334	6,951,338	(3,136,542)	539,909	428,367	(565,028)	(1,736,358)
Net (loss) / income for the year attributable to owners of the parent company	(6,959,736)	1,005,334	6,951,338	(3,136,542)	539,909	428,367	(563,211)	(1,734,541)
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	(1,817)	(1,817)
Other comprehensive (loss)/income	(23,227)	(14,390)	(28,970)	—	(1,170)	405	13,627	(53,725)
Other comprehensive (loss) / income attributable to owners of the parent company	(23,227)	(14,390)	(28,970)	—	(1,170)	405	13,695	(53,657)
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(68)	(68)
Comprehensive (loss) / income for the year	(6,982,963)	990,944	6,922,368	(3,136,542)	538,739	428,772	(551,401)	(1,790,083)
Comprehensive (loss) / income attributable to owners of the parent company	(6,982,963)	990,944	6,922,368	(3,136,542)	538,739	428,772	(549,516)	(1,788,198)
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(1,885)	(1,885)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2020
Cash and due from banks	18,634,794	805,222	35,152,584	359,769	3,284	603,608	(201,614)	55,357,647
Debt securities at fair value through profit or loss	—	—	13,323,941	1,561,998	—	14,873	—	14,900,812
Loans and other financing	79,205,935	63,757,797	8,789,617	10,276,852	893,676	74,570	(3,913,231)	159,085,216
Other Assets	12,934,602	12,565,089	88,814,199	4,624,686	1,894,061	1,630,467	24,386,483	146,849,587
Total Assets	110,775,331	77,128,108	146,080,341	16,823,305	2,791,021	2,323,518	20,271,638	376,193,262

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2020
Deposits	141,634,666	24,429,606	98,410,147	5,376,156	—	—	(206,034)	269,644,541
Financing received from the Argentine Central Bank and others	22,658	—	8,746,733	3,818,298	—	72,707	(3,826,851)	8,833,545
Unsubordinated Debt Securities	36,069	19,001	6,324,852	—	—	—	—	6,379,922
Other liabilities	11,292,436	3,129,826	8,844,375	3,043,081	1,293,766	874,338	9,002,222	37,480,044
Total Liabilities	152,985,829	27,578,433	122,326,107	12,237,535	1,293,766	947,045	4,969,337	322,338,052

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2020
Interests income	33,256,362	19,594,058	38,627,482	6,691,339	—	64,008	(574,193)	97,659,056
Interest Expense	(12,349,918)	(1,620,671)	(27,765,866)	(2,063,911)	—	(40,131)	703,811	(43,136,686)
Distribution of results by the Treasury	5,146,536	(9,645,110)	4,498,574	—	—	—	—	—
Net interest income	26,052,980	8,328,277	15,360,190	4,627,428	—	23,877	129,618	54,522,370
Net income from financial instruments at fair value through profit or loss	—	—	3,494,371	216,548	533,598	245,605	514,472	5,004,594
Result from derecognition of assets measured at amortized cost	—	—	1,039,675	—	—	—	(47,960)	991,715
Exchange rate differences on gold and foreign currency	572,485	79,403	638,877	57,012	(148)	110,427	148,786	1,606,842
NIFFI And Exchange Rate Differences	572,485	79,403	5,172,923	273,560	533,450	356,032	615,298	7,603,151
Net Financial Income	26,625,465	8,407,680	20,533,113	4,900,988	533,450	379,909	744,916	62,125,521
Services Fee Income	11,266,898	1,014,753	90,013	3,219,890	—	2,391,374	(633,962)	17,348,966
Services Fee Expenses	(3,703,205)	(290,357)	(90,201)	(1,150,648)	—	(76,609)	(44,795)	(5,355,815)
Income from insurance activities	—	—	—	—	2,194,999	—	327,922	2,522,921
Net Service Fee Income	7,563,693	724,396	(188)	2,069,242	2,194,999	2,314,765	(350,835)	14,516,072
Subtotal	34,189,158	9,132,076	20,532,925	6,970,230	2,728,449	2,694,674	394,081	76,641,593
Result from exposure to changes in the purchasing power of money	2,195,686	(1,368,778)	(4,784,349)	(1,339,055)	(575,186)	(382,395)	(221,814)	(6,475,891)
Other operating income	2,311,686	2,292,266	382,302	550,223	15,846	352,757	(200,315)	5,704,765
Loan loss provisions	(6,589,233)	(5,086,914)	(6,184)	(1,338,846)	—	17,465	—	(13,003,712)
Net operating income	32,107,297	4,968,650	16,124,694	4,842,552	2,169,109	2,682,501	(28,048)	62,866,755
Personnel expenses	(20,052,116)	(1,918,590)	(1,404,672)	(2,586,850)	(479,706)	(816,295)	(178,229)	(27,436,458)
Administrative expenses	(11,216,677)	(768,177)	(697,888)	(2,208,374)	(398,616)	(691,553)	406,287	(15,574,998)
Depreciations and impairment of non-financial assets	(2,904,662)	(217,591)	(163,769)	(205,013)	(31,337)	(15,844)	(94,991)	(3,633,207)
Other operating expenses	(5,788,017)	(1,895,039)	(1,111,785)	(909,295)	(2,756)	(156,779)	(60,408)	(9,924,079)
Operating income	(7,854,175)	169,253	12,746,580	(1,066,980)	1,256,694	1,002,030	44,611	6,298,013
Income from associates and joint ventures	—	—	—	9,745	—	—	(9,745)	—
Result before taxes	(7,854,175)	169,253	12,746,580	(1,057,235)	1,256,694	1,002,030	34,866	6,298,013
Income tax	2,083,863	113,695	(3,350,870)	185,486	(444,558)	(396,703)	795,200	(1,013,887)
Net (loss) / income	(5,770,312)	282,948	9,395,710	(871,749)	812,136	605,327	830,066	5,284,126
Net (loss) / income for the year attributable to owners of the parent company	(5,770,312)	282,948	9,395,710	(871,749)	812,136	605,327	828,720	5,282,780
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	1,346	1,346
Other comprehensive (loss)/income	332,298	175,046	723,323	—	—	—	(17,561)	1,213,106
Other comprehensive (loss) / income attributable to owners of the parent company	332,298	175,046	723,323	—	—	—	(18,735)	1,211,932
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	1,174	1,174
Comprehensive (loss)/income for the year	(5,438,014)	457,994	10,119,033	(871,749)	812,136	605,327	812,505	6,497,232
Comprehensive (loss) / income attributable to owners of the parent company	(5,438,014)	457,994	10,119,033	(871,749)	812,136	605,327	809,985	6,494,712
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	2,520	2,520

4.    INCOME TAX

In June 2021, a new tax law was enacted that establishes a new tiered tax rate structure for income tax, establishing three segments based on the level of   accumulated net taxable income. The new tax rates are:

-25% of net taxable income up to AR$ 5 million;

-30% of net taxable income up to AR$ 50 million;

-35% of net taxable income that exceeds AR$ 50 million.

This new tax rate scheme is  applicable for fiscal years beginning on or after January 1, 2021.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The following is a reconciliation between the income tax charged to income as of December 31, 2021, 2020 and 2019, and that which would result from applying the current tax rate on the accounting profit

	12/31/2021	12/31/2020	12/31/2019
Income before taxes	(1,456,451)	6,298,013	(4,078,880)
Tax rate	28%	30%	30%
Income for the year at tax rate	400,556	(1,889,404)	1,223,664
Permanent differences at tax rate:
Contribution SGR (Mutual Guarantee Societies)	288,750	490,726	—
Tax inflation adjustment	(112,015)	21,798	344,519
Income tax return FY 2019	(26,496)	25,852	—
Effect of tax rate change on deferred tax	(761,691)	860,399	—
Non-deductible results	(69,011)	(523,258)	(1,914,841)
Income tax	(279,907)	(1,013,887)	(346,658)

4.1Deferred tax

The net position of the deferred tax is as follows:

	12/31/2021	12/31/2020
Deferred tax assets	3,234,956	5,005,051
Deferred tax liability	(61,736)	(63,403)
Net assets by deferred tax	3,173,220	4,941,648

Deferred taxes to be recovered in more than 12 months	1,606,518	2,547,060
Deferred taxes to be recovered in 12 months	1,628,438	2,457,991
Subtotal – Deferred tax assets	3,234,956	5,005,051
Deferred taxes to be paid in more than 12 months	(84,871)	(98,324)
Deferred taxes to be paid in 12 months	23,135	34,921
Subtotal – Deferred tax liabilities	(61,736)	(63,403)
Total Net Assets by deferred Tax	3,173,220	4,941,648

According to the analysis carried out by the Group, it is considered that the assets detailed above meet the requirements to consider them recoverable and thus carry out the corresponding recognition.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at	(Charge)/Credit	Balance at
	12/31/2020	to Income/OCI	12/31/2021
Intangible assets	(1,473,206)	16,650	(1,456,556)
Retirement plans	174,850	(174,850)	—
Loan Loss Reserves	3,287,076	(1,775,050)	1,512,026
Property, plant and equipment	(1,777,375)	(2,211,551)	(3,988,926)
Foreign Currency	(64,721)	12,574	(52,147)
Tax Loss Carry Forward	339,113	(3,605)	335,508
Inflation adjustment credit	3,808,363	(1,837,392)	1,970,971
Provisions	213,099	91,040	304,139
Others	434,449	4,113,756	4,548,205
Total	4,941,648	(1,768,428)	3,173,220

	Balance at	(Charge)/Credit	Balance at
	12/31/2019	to Income	12/31/2020
Intangible assets	(1,442,519)	(30,687)	(1,473,206)
Retirement plans	173,569	1,281	174,850
Loan Loss Reserves	1,892,349	1,394,727	3,287,076
Property, plant and equipment	(1,864,608)	87,233	(1,777,375)
Foreign Currency	(126,352)	61,631	(64,721)
Tax Loss Carry Forward	339,113	—	339,113
Repo transactions	3,067,683	740,680	3,808,363
Provisions	402,898	(189,799)	213,099
Others	(48,341)	482,790	434,449
Total	2,393,792	2,547,856	4,941,648

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

5.  FINANCIAL INSTRUMENTS

Financial instruments held by the Group as of December 31, 2021 and 2020:

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2021	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	32,574,118	—	32,574,118
- Debt securities at fair value through profit or loss	19,757,685	—	—	19,757,685
- Derivatives	221,858	—	—	221,858
- Reverse Repo transactions	—	42,849,578	—	42,849,578
- Other financial assets	12,378,608	1,544,353	—	13,922,961
- Loans and other financing	—	155,474,329	—	155,474,329
- Other debt securities	—	8,236,582	70,693,658	78,930,240
- Financial assets pledged as collateral	8,085,145	454,789	—	8,539,934
- Investments in Equity Instruments	157,013	—	107,267	264,280
Total Assets	40,600,309	241,133,749	70,800,925	352,534,983
Liabilities
- Deposits	—	288,458,097	—	288,458,097
- Liabilities at fair value through profit or loss	2,053,216	—	—	2,053,216
- Other financial liabilities	23,010,832	769,410	—	23,780,242
- Financing received from the Argentine Central Bank and other financial institutions	—	6,252,548	—	6,252,548
- Unsubordinated debt securities	—	1,059,240	—	1,059,240
Total Liabilities	25,064,048	296,539,295	—	321,603,343

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2020	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	55,357,647	—	55,357,647
- Debt securities at fair value through profit or loss	14,900,812	—	—	14,900,812
- Derivatives	217,271	—	—	217,271
- Repo transactions	—	33,742,602	—	33,742,602
- Other financial assets	5,143,926	1,324,257	—	6,468,183
- Loans and other financing	—	159,085,216	—	159,085,216
- Other debt securities	—	9,547,351	52,127,363	61,674,714
- Financial assets pledged as collateral	7,075,371	328,218	—	7,403,589
- Investments in Equity Instruments	131,517	—	44,070	175,587
Total Assets	27,468,897	259,385,291	52,171,433	339,025,621
Liabilities
- Deposits	—	269,644,541	—	269,644,541
- Liabilities at fair value through profit or loss	3,021,859	—	—	3,021,859
- Derivates	3,011	—	—	3,011
- Other financial liabilities	11,058,933	305,295	—	11,364,228
- Financing received from the Argentine Central Bank and other financial institutions	—	8,833,545	—	8,833,545
- Unsubordinated debt securities	—	6,379,922	—	6,379,922
- Subordinated debt securities	—	1,721,443	—	1,721,443
Total Liabilities	14,083,803	286,884,746	—	300,968,549

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

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

The Group’s financial instruments measured at fair value as of December 31, 2021 and 2020 are detailed below:

Financial Instruments as of 12/31/2021	FV level 1	FV level 2	FV level 3	Total
Assets
- Cash and due from banks	—	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

- Debt securities at fair value through profit or loss	19,446,167	311,518	—	19,757,685
- Derivatives	221,858	—	—	221,858
- Other financial assets	12,378,608	—	—	12,378,608
- Other debt securities	13,405,096	57,288,562	—	70,693,658
- Financial assets pledged as collateral	8,085,145	—	—	8,085,145
- Investments in Equity Instruments	157,013	—	107,267	264,280
Total Assets	53,693,887	57,600,080	107,267	111,401,234
Liabilities
- Liabilities at fair value through profit or loss	2,053,216	—	—	2,053,216
- Derivatives	—	—	—	—
- Other financial liabilities	23,010,832	—	—	23,010,832
Total Liabilities	25,064,048	—	—	25,064,048

Financial Instruments as of 12/31/2020	FV level 1	FV level 2	FV level 3	Total
Assets
- Cash and due from banks	—	—	—	—
- Debt securities at fair value through profit or loss	14,539,804	361,008	—	14,900,812
- Derivatives	217,271	—	—	217,271
- Other financial assets	5,143,926	—	—	5,143,926
- Other debt securities	9,589,618	42,537,745	—	52,127,363
- Financial assets pledged as collateral	7,075,371	—	—	7,075,371
- Investments in Equity Instruments	131,517	—	44,070	175,587
Total Assets	36,697,507	42,898,753	44,070	79,640,330
Liabilities
- Liabilities at fair value through profit or loss	3,021,859	—	—	3,021,859
- Derivatives	3,011	—	—	3,011
- Other financial liabilities	11,058,933	—	—	11,058,933
Total Liabilities	14,083,803	—	—	14,083,803

Below is shown the reconciliation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2020	Transfers	Additions	Disposals	P/L	12/31/2021
Assets
- Investments in equity instruments	44,070	—	—	—	63,197	107,267

The Group’s policy is to recognize transfers between fair value levels only at end of period. There were no transfers during fiscal year 2021.

Valuation Techniques

Valuation techniques to determine fair values Level 2 and Level 3  include the following:

●	Market or quoted prices for similar instruments.
●	The estimated present value of instruments.

The valuation technique to determine fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

For Level 3, the Group uses valuation techniques through spot rate curves which calculate the yield upon market prices.

These valuation techniques are detailed below:

●	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the Central Bank and Treasury Bills without quotation at the end of this period.
●	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument's price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate that are not quoted in an active market.

The principal inputs and method considered by the Group for its determination of fair values under the linear interpolation model are:

●	Instrument prices that were quoted between the date the curve is estimated and the settlement date of the latest payment available.
●	Implicit rates in the last available tender.
●	Only instruments that have been traded with a 24-hour settlement are considered.
●	If the same instrument has been listed on MAE (“Mercado Abierto Electrónico”) and Bolsar, only the market price that has been traded in the market with higher volume is considered
●	The yield curve is standardized based on a set of nodes, each of which has an associated expiration date.
●	Instruments denominated in US dollars are converted at the exchange rate on the date the instrument is negotiated.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

●	The Spot rate curves in pesos + BADLAR and the Spot rate curve in US dollars are established based on bonds predefined by Financial Risk Management.
●	The main source of prices for Bonds is MAE, without considering those corresponding to operations for own portfolio.
●	The portfolio of bonds used as input is changed with every issuance.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

In the event that the transaction price differs from the determined fair value, if the fair value is not level 1, the difference will be recognized in the income statement proportionally for the duration of the instrument.

6.2    Fair Value of other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these consolidated financial statements:

●	Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
●	Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group’s portfolio.
●	For listed assets and the quoted debt, fair value was determined based on market prices.

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2021 and 2020, respectively:

Other Financial Instruments as of 12/31/2021	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	32,574,118	32,574,118	32,574,118	—	—
- Other financial assets	1,544,353	1,544,353	1,544,353	—	—
- Loans and other financing	155,474,329	168,830,874	—	—	168,830,874
- Reverse Repo transactions	42,849,578	42,849,578	42,849,578	—	—
- Other Debt Securities	8,236,582	8,236,582	8,236,582	—	—
- Financial assets Pledged as collateral	454,789	454,789	454,789	—	—
	241,133,749	254,490,294	85,659,420	—	168,830,874
Financial Liabilities
- Deposits	288,458,097	289,841,919	—	—	289,841,919
- Other financial liabilities	769,410	769,410	769,410	—	—
- Financing received from the Central Bank and other financial institutions	6,252,548	6,619,853	—	—	6,619,853
- Unsubordinated Debt securities	1,059,240	1,059,240	1,059,240	—	—
- Subordinated Debt securities	—	—	—	—	—
	296,539,295	298,290,422	1,828,650	—	296,461,772

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Other Financial Instruments as of 12/31/2020	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	55,357,647	55,357,646	55,357,646	—	—
- Other financial assets	1,324,257	1,324,256	1,324,256	—	—
- Loans and other financing	159,085,216	169,661,913	—	—	169,661,913
- Reverse Repo transactions	33,742,603	33,742,602	33,742,602	—	—
- Other Debt Securities	9,547,351	9,547,352	9,547,352	—	—
- Financial assets Pledged as collateral	328,218	328,218	328,218	—	—
	259,385,292	269,961,987	100,300,074	—	169,661,913
Financial Liabilities
- Deposits	269,644,541	270,669,910	—	—	270,669,910
- Other financial liabilities	305,295	305,295	305,295	—	—
- Financing received from the Central Bank and other financial institutions	8,833,545	8,464,650	—	—	8,464,650
- Unsubordinated Debt securities	6,379,922	6,379,922	6,379,922	—	—
- Subordinated Debt securities	1,721,443	1,799,667	1,799,667	—	—
	286,884,746	287,619,444	8,484,884	—	279,134,560

6.3    Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value through profit or loss as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020
Grupo Financiero Galicia S.A.	16,273	113,027
Pampa Holding S.A	24,701	12,507
Loma Negra S.A.	16,086	4,798
YPF SA	9,628	269
Ternium Argentina S.A.	33,451	80
Aluar S.A	18,141	78
Transener S.A.	7,290	12
Others	31,443	746
Total	157,013	131,517

The following are the equity instruments measured at Fair Value through Other Comprehensive Income as of December 31, 2021 and 2020:

	FV at	Income		FV at
Detail	12/31/2020	through OCI	Additions	12/31/2021
Mercado Abierto Electrónico S.A.	6,958	38,788	-	45,746
Seguro de Depósitos S.A	2,436	4,598	-	7,034
Compensador Electrónica S.A.	1,387	9,944	-	11,331
Provincanje S.A.	411	4,018	-	4,429
Cuyo Aval Sociedad de Garantía Recíproca	2,168	(774)	-	1,394
Argencontrol S.A.	189	(32)	-	157
Los Grobo Sociedad de Garantía Recíproca	110	(109)	-	1
IEBA S.A.	92	(31)	-	61
Play Digital S.A.	30,119	(52,392)	59,230	36,957
Otras Sociedades de Garantía Recíproca	200	(43)	—	157
Total	44,070	3,967	59,230	107,267

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	FV at	Income		FV at
Detail	12/31/2019	through OCI	Additions	12/31/2020
Mercado Abierto Electrónico S.A.	9,473	(2,515)	—	6,958
Seguro de Depósitos S.A	3,316	(880)	—	2,436
Compensador Electrónica S.A.	1,888	(501)	—	1,387
Provincanje S.A.	562	(151)	—	411
Cuyo Aval Sociedad de Garantía Recíproca	2,156	12	—	2,168
Argencontrol S.A.	257	(68)	—	189
Los Grobo Sociedad de Garantía Recíproca	143	(33)	—	110
IEBA S.A.	125	(33)	—	92
Play Digital S.A.	—	(37,869)	67,988	30,119
Otras Sociedades de Garantía Recíproca	129	71	—	200
Total	18,049	(41,967)	67,988	44,070

7.    FINANCE LEASES

7.1    The Group as lessee

(i)    The following table shows the carrying amount in the statement of financial position:

	12/31/2021	12/31/2020
Right-of-use asset
Land and buildings	3,164,345	3,240,606
Lease liability
Current	823,587	997,262
Non-current	534,678	786,411
Total	1,358,265	1,783,673

(ii)    The following table shows the amounts charged in the income statement:

Items	12/31/2021
Right-of-use assets – Depreciation	1,059,878
Interest expenses on lease liabilities (Other operating expenses)	268,813

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The leases are recognized as a right-of-use asset by registering a liability as a counterparty on the date on which the leased asset is available for use by the Entity.

Assets and liabilities arising from leases are initially measured based on the present value. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including fixed payments in substance), less any incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

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

To determine the incremental interest rate, the Group:

●	whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received.
●	uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
●	makes specific adjustments for the lease, for example, term, currency and guarantee.

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

The right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of the lease liability;

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

●	any lease payment made at or before the commencement date, less any lease incentives received;
●	any initial direct costs, and
●	an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

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

7.2    The Group as lessor

The following is a breakdown of the maturities of the Group’s financial and operating leases receivables and of the current values as of December 31, 2021 and 2020:

Financial Lease Receivables	12/31/2021	12/31/2020
Up to 1 year	3,520,064	2,992,814
More than a year up to two years	2,958,537	1,660,243
From two to three years	2,249,298	958,327
From three to five years	1,363,729	537,179
More than five years	14,881	21,781
Total	10,106,509	6,170,344
Unearned financial income	(4,109,689)	(1,806,455)
Net investment in the lease	5,996,820	4,363,889

The balance of allowance for loan losses related to finance leases amounts to 161,634 and 381,823 as of December 31, 2021 and 2020.

Operating Lease Receivables	12/31/2020	12/31/2019
Up to 1 year	13,938	24,252
More than a year up to two years	9,202	20,779
From two to three years	—	13,890
From three to five years	—	—
Total	23,140	58,921

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

8.    TRANSFER OF FINANCIAL ASSETS

When the Group transfers a financial assets under an agreement that meets all requirements to derecognize such assets, the difference between the carrying amount of those assets and the amount received as consideration is charged to income.

When the Group transfers a financial asset under an agreement that qualifies for de-recognition in its entirety and retains the right to service the financial asset for a fee, the Group recognizes a servicing asset or a servicing liability for that servicing contract as follows:

●	If the fee to be received is expected to be more than adequate compensation for the servicing, the Group recognizes a servicing asset for the servicing right.
●	If the fee to be received is not expected to compensate the Group adequately for performing the servicing, Group recognizes a servicing liability for the servicing obligations at its fair value.

Transfers that do not qualify for derecognition

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020
Personal loans assigned to financial trusts
Asset	869,447	—
Liabilities	551,556	—

The Group may sell, on certain occasions, a portfolio with significant arrears without recourse to the buyer. In these cases, the Group does not retain any substantial risk or benefit on the assigned portfolio, and therefore it qualifies for derecognition.

9.    REPO AND REVERSE REPO TRANSACTIONS

The Group carries out repo transactions in which it performs the spot sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in " Repo Transactions " at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 "Financial Instruments") are not met.

The residual values of assets transferred under reverse repo transactions as of December 31, 2021 and 2020 are detailed below:

Reverse Repo Transactions:

Book Value
December 31, 2021	—
December 31, 2020	—

10.    DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Group enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

These instruments include:

●	Forwards and futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument.

Forwards contracts are OTC agreements and are principally dealt in by the Group in foreign exchange as forward agreements.

●	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.
●	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2021 and 2020, the following amounts were recorded for operations related to derivatives:

	12/31/2021	12/31/2020
Amounts receivable for spot and forward transactions pending settlement	214,491	216,472
Amounts payable for spot and forward transactions pending settlement	7,367	799
	221,858	217,271

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020
Forward sales of foreign exchange without delivery of underlying assets	3,881,772	4,813,935
Forward purchases of foreign exchange without delivery of underlying assets	1,779,013	2,487,488

The incomes/(expenses) generated by derivative financial instruments during the years ended December 31, 2021 and 2020 amounted to 1,584,749 and 271,848 respectively.

11.    EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group´s shareholders by the weighted average number of outstanding common shares during the period. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2021	12/31/2020	12/31/2019
Income attributable to shareholders of the group	(1,734,541)	5,282,780	(4,421,383)
Weighted average of ordinary shares (thousands)	456,722	456,722	456,722
Income per share	(3.80)	11.57	(9.68)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

12.    SPECIAL TERMINATION ARRANGEMENTS

Special termination arrangements are principally termination benefits payable to employees who accepted a pre-retirement offer. These benefits are payable during the period between their effective termination date and their retirement age, when they voluntarily accept an irrevocable termination arrangement.

As of December 31, 2021 and 2020, special termination arrangements amounted to Ps. 1,569,666 and Ps. 1,730,570, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2021 and 2020 were Ps. 972,197 and Ps. 447,850, respectively including in Other non-financial liabilities.

The evolution during each period is detailed below:

	12/31/2021	12/31/2020
Balances at the beginning	1,730,570	1,947,118
Additions to profit or loss	1,715,293	212,368
Benefits paid to participants	(1,876,197)	(428,916)
Balances at closing	1,569,666	1,730,570

13.   PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2021 and 2020 are as follows:

	Gross carrying amount							Depreciation
	At the													Net
	beginning				Additions by		At the	At the		Additions by				carrying
	of the	Useful			business		end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	combinations	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2021
Cost model
Furniture and facilities	2,144,232	10	—	147,619	—	(46,519)	2,245,332	(1,712,833)	69,220	—	(140,855)	—	(1,784,468)	460,864
Machinery and equipment	7,828,920	5	—	581,850	—	(189,778)	8,220,992	(6,593,352)	163,511	—	(477,254)	—	(6,907,095)	1,313,897
Vehicles	393,750	5	—	99,139	—	(82,218)	410,671	(181,299)	71,533	—	(77,541)	—	(187,307)	223,364
Right of use assets	3,240,608	0	—	1,205,056	—	(1,281,319)	3,164,345	(1,429,079)	944,546	—	(1,059,878)	—	(1,544,411)	1,619,934
Construction in progress	963,605	0	—	866,175	—	(438,750)	1,391,030	—	—	—	—	—	—	1,391,030
Revaluation model
Land and Buildings	6,343,672	50	105,051	4,619	—	(198,151)	6,255,191	(275,877)	183,291	—	(136,782)	—	(229,368)	6,025,823
Total	20,914,787	—	105,051	2,904,458	—	(2,236,735)	21,687,561	(10,192,440)	1,432,101	—	(1,892,310)	—	(10,652,649)	11,034,912

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	Gross carrying amount							Depreciation
	At the													Net
	beginning				Additions by		At the	At the		Additions by				carrying
	of the	Useful			business		end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	combinations	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2020
Cost model
Furniture and facilities	2,072,789	10	—	116,852	—	(45,409)	2,144,232	(1,432,570)	(129,095)	—	(151,168)	—	(1,712,833)	431,399
Machinery and equipment	6,485,290	5	—	2,002,289	—	(658,659)	7,828,920	(5,769,041)	(359,297)	—	(465,014)	—	(6,593,352)	1,235,568
Vehicles	355,697	5	—	109,063	—	(71,010)	393,750	(152,513)	38,148	—	(66,934)	—	(181,299)	212,451
Right of use assets	3,090,168	0	—	1,213,421	—	(1,062,981)	3,240,608	(1,164,216)	913,081	—	(1,177,944)	—	(1,429,079)	1,811,529
Construction in progress	986,733	0	—	229,654	—	(252,782)	963,605	—	—	—	—	—	—	963,605
Revaluation model
Land and Buildings	3,924,650	50	1,235,377	1,186,431	—	(2,786)	6,343,672	(173,002)	3,755	—	(106,630)	—	(275,877)	6,067,795
Total	16,915,327	—	1,235,377	4,857,710	—	(2,093,627)	20,914,787	(8,691,342)	466,592	—	(1,967,690)	—	(10,192,440)	10,722,347

13.1    Revaluation of Property, Plant and Equipment

The Group´s properties, plant and equipment measured at revaluation model were valued at each reporting date by an independent expert. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2021.

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

			Residual
			Value
			according to
	Revaluation	Revalued	the cost
Class	date	amount	model	Difference
Land and buildings	12/31/2021	6,025,823	3,764,200	2,261,623
Land and buildings	12/31/2020	6,067,795	3,810,045	2,257,750

For all Land and Buildings with a total valuation of 6,026 million as of December 31, 2021, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2021 would have reduced the value of the Land and Buildings on 195.8 million, which would impact, net of its tax effect on the "Net Revaluation surplus of property, plant and equipment" item in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

14.INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2021 and 2020 were as follows:

	At the			P/L for
	Beginning	Total useful		changes			As of
Item	of the year	life	Additions	in the FV	Additions	Disposals	12/31/2021
Cost model
Rented properties	54,801		—	—	93,687	(7,940)	140,548
Measurement at fair value
Rented properties	8,998,595	50		(441,020)	—	—	8,557,575
TOTAL INVESTMENT PROPERTIES	9,053,396	50	—	(441,020)	93,687	(7,940)	8,698,123

	At the			P/L for
	Beginning	Total useful		changes			As of
Item	of the year	life	Additions	in the FV	Additions	Disposals	12/31/2020
Cost model
Rented properties	54,801	—	—	—	—	—	54,801
Measurement at fair value
Rented properties	8,277,394	50		(139,556)	2,184,310	(1,323,553)	8,998,595
TOTAL INVESTMENT PROPERTIES	8,332,195	—	—	(139,556)	2,184,310	(1,323,553)	9,053,396

Investment properties are measured at fair value which is determined by an independent expert.

For all Investment Properties with a total valuation of 8.698 million as of December 31, 2021, the valuation was determined using sales Comparison Approach prepared by the Group’s management considering a report of an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per meter (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the Sales price per meter for the period ended December 31, 2021 would have reduced the value of the Investment Properties by 282.7 million, which would impact, net of its tax effect on the "Other Operating Income" item in the Income statement.

15.    INTANGIBLE ASSETS

Intangible assets of the Group for fiscal years ended on December 31, 2021 and 2020 are as follows:

	Gross carrying amount					Depreciation
	At the		Additions		At the	At the				At the	Net carrying
	beginning		by business		End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2021
Measurement at cost
Goodwill	5,494,180	—	—	—	5,494,180	—	—	—	—	—	5,494,180
Brands	301,881	—	—	—	301,881	—	—	—	—	—	301,881
Other intangible assets(*)	8,511,674	3,228,118	—	(17,528)	11,722,264	(4,070,061)	5,849	—	(2,032,008)	(6,096,220)	5,626,044
TOTAL	14,307,735	3,228,118	—	(17,528)	17,518,325	(4,070,061)	5,849	—	(2,032,008)	(6,096,220)	11,422,105

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	Gross carrying amount					Depreciation
	At the		Additions		At the	At the				At the	Net carrying
	beginning		by business		End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2020
Measurement at cost
Goodwill	5,483,173	11,007	—	—	5,494,180	—	—	—	—	—	5,494,180
Brands	301,881	—	—	—	301,881	—	—	—	—	—	301,881
Other intangible assets(*)	5,907,675	2,625,549	—	(21,550)	8,511,674	(2,757,855)	(106)	—	(1,312,100)	(4,070,061)	4,441,613
TOTAL	11,692,729	2,636,556	—	(21,550)	14,307,735	(2,757,855)	(106)	—	(1,312,100)	(4,070,061)	10,237,674

(*)mainly include systems and programs.

15.1    Goodwill impairment

Goodwill is assigned to the Group’s cash generating units on the basis of the operating segments.

	12/31/2021	12/31/2020
Supervielle Seguros S.A.	14,620	14,620
IUDÚ Compañia Financiera S.A	368,254	368,254
Banco Regional de Cuyo S.A.	76,654	76,654
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.(renamed as “Portal Integral de Inversiones S.A.U.” with registration pending)	2,786,446	2,786,446
Micro Lending S.A.U.	2,193,965	2,193,965
Others	54,241	54,241
TOTAL	5,494,180	5,494,180

The recoverable amount of a cash generating unit is determined on the basis of its value in use. These method uses cash flow projections based on approved financial budgets covering a period of zero years.

The key assumptions are related to marginal contribution margins. These were determined on the basis of historic performances, other external sources of information and the expectations of market development.

The discount rates used  were 14%  and are the respective average cost of capital (“WACC”), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2021	2022	2023	2024	2025	2026
Inflation (end of period)	46.7%	45.9%	39.9%	56.7%	47.5%	47.5%
Inflation (average)	47.3%	44.4%	41.6%	51.1%	49.5%	47.5%
Cost of funding (average)	39.2%	41.9%	40.8%	49.0%	45.2%	45.2%
Loan’s interest rate (average)	55.8%	58.8%	65.4%	63.2%	61.7%	61.7%

Goodwill has been tested annually for impairment. No impairment adjustments have been determined over these assets as a result of the tests performed.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The sensitivity analysis for the cash-generating unit to which the Goodwill was allocated was based on a 1% increase in the weighted average cost of capital. The Group concluded that no impairment loss would need to be recognized on the Goodwill  in the segment under these conditions.

16.    COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

16.1    Debt securities at fair value through profit or loss

	12/31/2021	12/31/2020
Government securities	19,070,192	13,380,433
Corporate securities	311,518	606,289
Securities issued by the Central Bank	375,975	914,090
	19,757,685	14,900,812

16. 2   Derivatives

	12/31/2021	12/31/2020
Debtor balances related to forward operations in foreign currency to be settled in pesos	214,491	216,472
Debtor balances related to forward operations in foreign currency	7,367	799
	221,858	217,271

16.3  Other financial assets

	12/31/2021	12/31/2020
Participation Certificates in Financial Trusts	86,019	61,667
Investments in Asset Management and Other Services	2,063,702	2,307,878
Other investments	518,917	808,571
Receivable from spot sales pending settlement	9,862,104	1,626,621
Several debtors	696,854	1,258,255
Miscellaneous debtors for credit card operations	645,334	307,636
Miscellaneous debtors for collections	50,031	97,555
	13,922,961	6,468,183

16.4    Other debt securities

	12/31/2021	12/31/2020
Debt securities	220,423	—
Government securities	21,647,431	19,131,469
Securities issued by the Central Bank	57,062,297	42,537,745
Others	89	5,500
	78,930,240	61,674,714

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

16.5   Financial assets pledged as collateral

	12/31/2021	12/31/2020
Special guarantees accounts in the Argentine Central Bank	6,515,565	5,601,077
Deposits in guarantee	2,024,369	1,802,512
	8,539,934	7,403,589

16.6   Inventories

	12/31/2021	12/31/2020
Electronics	139,431	84,953
Home and Health care	—	24,317
Tools and Workshop Equipment	—	392
Obsolescence Reserve	(2,656)	(2,548)
	136,775	107,114

16.7   Other non-financial assets

	12/31/2021	12/31/2020
Other Miscellaneous assets	1,254,270	911,237
Loans to employees	231,991	355,104
Payments in advance	790,346	485,968
Other non-financial assets	65,805	24,705
Retirement Plan	69,668	216,226
Works of art and collector's pieces	48,818	48,819
	2,460,898	2,042,059

16.8  Deposits

	12/31/2021	12/31/2020
Non-financial sector	11,475,017	11,941,378
Financial sector	39,099	86,665
Current accounts	31,586,573	25,495,556
Savings accounts	156,920,884	155,236,626
Time deposits and investments accounts	84,106,913	69,603,800
Others	4,329,611	7,280,516
	288,458,097	269,644,541

16.9   Liabilities at fair value through profit or loss

	12/31/2021	12/31/2020
Liabilities for transactions in local currency	1,364,304	3,021,859
Liabilities for transactions in foreign currency	688,912	—
	2,053,216	3,021,859

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

16.10    Other financial liabilities

	12/31/2021	12/31/2020
Amounts payable for spot transactions pending settlement	12,852,754	2,056,641
Collections and other operations on behalf of third parties	8,993,758	7,473,635
Fees accrued to pay	6,830	8,186
Financial guarantee contracts	14,200	29,935
Liabilities associated with the transfer of financial assets not derecognized	551,556	—
Lease liability	1,358,265	1,783,673
Others	2,879	12,158
	23,780,242	11,364,228

16.11   Financing received from the Argentine Central Bank and other financial institutions

	12/31/2021	12/31/2020
Financing received from local financial institutions	1,035,932	973,884
Financing received from international institutions	5,216,616	7,859,661
	6,252,548	8,833,545

16.12   Provisions

	12/31/2021	12/31/2020
Eventual commitments	59,600	13,032
Unused Balances of Credit Cards	207,684	312,165
Other contingencies	646,387	702,854
	913,671	1,028,051

16.13   Other non-financial liabilities

	12/31/2021	12/31/2020
Payroll and social securities	6,254,324	8,303,198
Sundry creditors	5,910,686	5,525,647
Revenue from contracts with customers (1)	183,730	284,774
Tax payable	3,459,913	2,720,659
Social security payment orders pending settlement	403,441	1,350,639
Other	61,782	148,601
	16,273,876	18,333,518

(1)	Deferred income resulting from contracts with customers includes the liability for the customers’ loyalty program. The Group estimates the value of the points granted to customers through the application of a mathematical model that considers assumptions about redemption rates, the fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of un-redeemed points. As of December 31, 2021 and 2020, the amounts of 183,730 and 284,774, respectively, have been recorded for the points unredeemed not expired.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The following table shows the estimated use of the liability recorded as of December 31, 2021:

	Maturity
	Up to 12	Up to 24	More than
Item	months	months	24 months	Total
Revenue from contracts with customers	73,976	43,352	66,402	183,730

16.14   Interest Income

	12/31/2021	12/31/2020	12/31/2019
Interest on overdrafts	3,133,108	4,042,925	9,384,301
Interest on promissory notes	11,194,804	9,398,203	12,079,774
Interest on personal loans	19,401,947	21,393,779	26,542,271
Interest on corporate unsecured loans	6,918,453	9,029,045	12,619,750
Interest on credit card loans	5,927,631	5,763,900	9,894,527
Interest on mortgage loans	7,062,856	6,029,525	7,771,001
Interest on automobile and other secured loan	1,548,516	1,114,558	1,424,065
Interest on foreign trade loans	1,243,547	2,193,377	3,556,327
Interest on financial leases	1,581,186	1,063,245	2,321,257
Interest on public and private securities measured at amortized cost	27,672,634	30,979,499	—
Others	17,747,199	6,651,000	6,456,407
Total	103,431,881	97,659,056	92,049,680

16.15   Interest Expenses

	12/31/2021	12/31/2020	12/31/2019
Interest on current accounts deposits	21,139,712	9,547,244	12,350,968
Interest on time deposits	37,594,565	29,546,822	40,800,914
Interest on other financial liabilities	1,382,903	3,450,463	15,807,755
Interest from financing from financial sector	182,801	152,200	563,258
Others	199,527	439,957	2,221,742
Total	60,499,508	43,136,686	71,744,637

16.16   Net income from financial instruments at fair value through profit or loss

	12/31/2021	12/31/2020	12/31/2019
Income from corporate and government securities	6,955,178	4,528,233	3,148,919
Income from securities issued by the Argentine Central Bank	349,543	204,513	38,457,933
Derivatives	1,584,749	271,848	1,466,429
Total	8,889,470	5,004,594	43,073,281

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

16.17   Service fee income

	12/31/2021	12/31/2020	12/31/2019
Commissions from deposits accounts	6,496,684	6,984,705	7,211,889
Commissions from credit and debit cards	4,986,927	5,152,252	5,954,326
Commissions from loans operations	158,346	248,830	605,834
Others Commissions	5,023,307	4,963,179	3,899,527
Total	16,665,264	17,348,966	17,671,576

16.18   Service fee expenses

	12/31/2021	12/31/2020	12/31/2019
Commissions paid	4,958,004	5,237,443	4,461,593
Export and foreign currency operations	122,477	118,372	149,604
Total	5,080,481	5,355,815	4,611,197

16.19   Income from insurance activities

	12/31/2021	12/31/2020	12/31/2019
Accrued premiums	3,571,621	3,472,950	4,496,195
Accrued losses	(697,045)	(466,105)	(711,042)
Production expenses	(603,330)	(483,924)	(921,906)
Total	2,271,246	2,522,921	2,863,247

16.20   Other operating income

	12/31/2021	12/31/2020	12/31/2019
Loans recovered and allowances reversed	1,713,707	864,110	1,024,586
Insurance commissions	253	77,773	140,324
Rental from safety boxes	384,497	513,659	589,519
Commissions from trust services	44,591	14,548	54,004
Returns of risk funds	1,240,482	1,835,065	354,853
Commissions from financial guarantees	—	—	1,290,177
Default interests	171,347	321,396	864,988
Sale of fixed assets	8,955	202,236	—
Others	1,813,042	1,875,978	1,343,426
Total	5,376,874	5,704,765	5,661,877

16.21   Personnel expenses

	12/31/2021	12/31/2020	12/31/2019
Payroll and social securities	23,707,177	25,181,467	25,513,307
Others expenses	1,884,145	2,254,991	3,593,290
Total	25,591,322	27,436,458	29,106,597

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

16.22   Administrative expenses

	12/31/2021	12/31/2020	12/31/2019
Directors´ and statutory auditors’fees	406,912	515,515	577,092
Professional fees	4,494,789	4,594,601	2,091,132
Advertising and publicity	1,148,460	1,039,542	1,113,883
Taxes	3,381,423	2,804,450	3,019,628
Maintenance, security and services	4,116,826	4,261,597	3,549,777
Rent	78,477	108,753	106,332
Others	1,728,692	2,250,540	5,105,244
Total	15,355,579	15,574,998	15,563,088

16.23  Depreciation and impairment of non-financial assets

	12/31/2021	12/31/2020	12/31/2019
Depreciation of property, plant and equipment	832,432	789,745	1,401,741
Depreciation of other non-financial assets	300,511	353,419	219,745
Depreciation of intangible assets	2,032,008	1,312,100	941,994
Depreciation of right-of-use assets	1,059,878	1,177,943	1,165,539
Impairment of other-non financial assets	313	—	—
Total	4,225,142	3,633,207	3,729,019

16.24  Other operating expenses

	12/31/2021	12/31/2020	12/31/2019
Promotions related with credit cards	909,345	792,979	1,049,209
Turnover tax	8,141,305	5,963,008	7,704,959
Fair value on initial recognition of loans	196,788	295,029	412,833
Contributions made to deposit insurance system	491,445	437,450	501,318
Others	2,109,166	2,435,613	3,397,513
Total	11,848,049	9,924,079	13,065,832

17.    COMMITMENTS AND CONTINGENCIES

The provisions recorded are detailed below:

	12/31/2021	12/31/2020
Legal issues	72,772	49,142
Labor lawsuits	320,653	89,452
Tax	142,219	171,021
Unused Balances of Credit Cards	207,684	312,165
Charges to be paid to National Social Security Administration	54,058	340,203
Judicial Deposits	27,400	33,702
Eventual commitments	59,600	13,032
Others	29,285	19,334

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Total	913,671	1,028,051

18.    RELATED PARTY TRANSACTIONS

Related parties are those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity’s financial or operating decisions.

The Group controls another entity when it has power over other entities’ financial and operating decisions and also receives benefits from such entity. The subsidiaries that the Group has control are detailed in Note 1.2. On the other hand, the Group considers that it has joint control when there is an agreement to share control of an entity and decisions about relevant activities require unanimous consent of the parties sharing control.

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

Controlling Interest

Mr. Julio Patricio Supervielle is the main shareholder of the Group. Julio Patricio Supervielle´s interest in share capital and votes of the Group as of December 31, 2021 and December 31, 2020 is 35.12% and 35.12%; respectively.

Remuneration of key personnel

The remuneration received by the key personnel of the Group as of December 31, 2021 and 2020 amounts to 757.2 million and 948.97 million respectively.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2021 and 2020:

	As of	As of
	December 31, 2021	December 31, 2020
Aggregate total financial exposure	476,728	242,271
Number of recipient related parties	79	80
(a) Individuals	69	71
(b) Companies	10	9
Average total financial exposure	6,035	3,028
Single largest exposure	446,417	933,426

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

19.    INSURANCE

a.     Assets and liabilities related to insurances activities

	12/31/2021	12/31/2020
Assets related to insurance contracts (Loans and other financing)
Receivables premiums	859,077	890,622
Commissions receivables	3,045	3,054
Total	862,122	893,676

Liabilities related to insurance contracts (Other non-financial liabilities)
Debt with insured	195,268	205,468
Debt with reinsurers	26,441	17,707
Debt with producers	248,745	277,444
Technical commitments	348,008	334,666
Outstanding claims paid by re-insurance companies	(1,404)	(13,673)
commissions to pay	3,547	—
Total	820,605	821,612

Debt with insured
Property insurance
Direct administrative insurance	37,872	27,408
Direct insurance in mediation	25	38
Claims settled to pay	140	442
Direct insurance in judgments	2,639	—
Claims occurred and not reported - IBNR	7,180	14,783
Life insurance
Direct administrative insurance	82,638	97,366
Direct insurance in judgments	1,449	2,140
Direct insurance in mediation	407	1,337
Claims settled to pay	16,631	28,926
Claims occurred and not reported - IBNR	46,287	33,028
Total	195,268	205,468

Debt with producers
Producers current account	23,134	59,281
Commissions for premiums receivable	225,611	218,163
Total	248,745	277,444

Technical commitments
Course and similar risk
Premiums and surcharges	342,603	334,659
Premium insufficiency	5,405	7
Total	348,008	334,666

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

b.    Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2021 and 2020 is disclosed in Note 16.18.

20.    ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2021 and 2020, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A.

	Portfolio		Net Worth		Number of Units
Asset Management and Other Service	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Premier Renta C.P. Pesos	50,379,441	54,788,133	50,307,382	54,731,794	11,713,447,317	12,597,963,038
Premier Renta Plus en Pesos	297,932	253,716	296,155	245,647	15,706,691	11,899,481
Premier Renta Fija Ahorro	9,218,858	2,598,107	9,158,814	2,580,596	2,136,780,683	59,317,777
Premier Renta Fija Crecimiento	114,224	111,671	113,907	110,770	4,571,392	3,983,791
Premier Renta Variable	409,820	284,286	406,621	280,111	8,944,577	6,689,975
Premier FCI Abierto Pymes	1,041,437	1,420,731	1,039,269	1,384,690	99,988,028	119,588,138
Premier Commodities	299,120	391,128	225,383	385,094	15,200,277	25,702,973
Premier Capital	1,437,994	290,315	1,421,043	288,680	180,998,028	36,842,932
Premier Inversión	1,316,258	1,111,992	1,315,617	1,076,967	1,965,594,347	1,576,391,366
Premier Balanceado	1,203,207	1,805,588	1,202,267	1,804,260	169,137,724	253,733,905
Premier Renta Mixta	3,679,175	5,372,982	3,280,818	4,756,951	850,150,799	1,072,064,209
Premier Renta Mixta en USD	134,911	170,214	134,089	170,214	2,122,092	2,083,508
Premier Performance en USD	521,867	794,127	518,066	787,672	6,455,272	7,724,190
Premier Global USD	265,712	740,326	265,198	739,573	2,430,000	5,444,411

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

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

22.    RESTRICTED ASSETS

As of December 31, 2021 and 2020, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2021	12/31/2020
Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	6,515,565	5,601,077
Guarantee deposits for currency forward transactions	1,306,195	907,533
Guarantee deposits for credit cards transactions	666,775	636,888
Other guarantee deposits	38,927	240,323
	8,527,462	7,385,821

23.    FINANCIAL TRUSTS

The detail of the financial trusts in which the Group acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2021:

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

On 09/16/2021, the Trustor accepted the proposal submitted by Banco Supervielle on 09/15/2021 in relation to the Extension Commission, the renewal of the Extension Commission is scheduled for 03/15/2022.

As Settler

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

			Securities issued
		Value initially	Participation
Financial Trust	Set up on	assigned in trust	Certificates	Debt Instruments
23	02/26/2019	$699,000	$139,800	$559,200
24	05/28/2019	$703,600	$583,988	$119,612

Micro Lending Financial Trust

The following are financial trusts where Micro Lending S.A.U acts as settler:

		Securitized	Issued Securities
Financial Trust	Set-up on	Amount	Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$39,779	VDF TV A	VN$31,823	VDF B	VN $6,364	CP	VN $1,592
			Vto: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$40,652	VDF TV A	VN$32,522	VDF B	VN $6,504	CP	VN $1,626
			Vto: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

24.    ISSUANCE OF DEBT SECURITIES

Banco Supervielle S.A.

Unsubordinated Debt Securities

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2021 and 2020, the amounts outstanding and the terms corresponding to outstanding unsubordinated debt securities were as follows:

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2021	12/31/2020
Banco Supervielle Class A	02/09/2017	08/09/2020	Badlar + Spread 4.5%	—	—
Banco Supervielle Class C	12/22/2017	12/22/2021	Badlar + Spread 4.25%	—	670,674
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	1,059,240	2,384,218
Banco Supervielle Class G	06/30/2020	06/30/2021	2% Annual Nominal	—	3,325,030
Micro Lending Class III	10/04/2017	10/05/2020	Badlar + Spread 7%	—	—
Total				1,059,240	6,379,922

Subordinated debt securities

Program for the issuance of Debt Securities for up to N/V $ 750,000 (increased to N/V $ 2,000,000) of Banco Supervielle S.A.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2021 and 2020:

Issuance						Maturity		Book Value
date	Currency	Class	Amount	Amortization	Term	date	Rate	12/31/2021	12/31/2020
08/20/2013	U$S	III	22,500	100% at mat,	84 Months	08/20/20	7%	—	—
11/18/2014	U$S	IV	13,441	100% at mat,	84 Months	11/18/21	7%	—	1,721,443
Total								—	1,721,443

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

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the the Superintendency of Financial and Exchange Entities (SEFyC).

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Central Bank will assess, among other items, potential

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Impairment of financial assets) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020.

Later, on June 4, 2020, through Communication “A” 7035, the Argentine Central Bank extended such suspension until December 31, 2020.

On March 19, 2020, in the midst of the coronavirus' outbreak crisis, the Central Bank issued Communication "A" 6939, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020.

Likewise, on December 17, 2020, through communication “A” 7181, the Central Bank decided to extend said suspension in the distribution of results until June 30, 2021. Later on June 24, 2021 through Communication “A” 7312 again extended the extension until December 31, 2021-

On December 16, 2021, the Board of Directors of the Central Bank of the Argentine Republic (BCRA) established that the entities of the financial system may distribute as of next year up to 20% of the profits accumulated until December 31, 2021, in twelve monthly and consecutive installments, in accordance with the rules for distribution of results.

Our shareholders' equity under the rules of the Argentine Central Bank comprise the following captions:

12/31/2021
Capital Stock	456,722
Capital Adjustment	4,713,494
Paid in Capital	43,558,993
Legal Reserve	531,832
Other Reserves	4,103,753
Retained earnings	(1,201,458)
Other Comprehensive Income	1,210,586
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	53,373,922

26.    LOANS AND OTHER FINANCING

As of December 31, 2021 and 2020 the composition of the loan portfolio is as follows:

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2021
Promissory notes	37,128,510	672,216	173,348	37,974,074

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Unsecured corporate loans	11,278,606	432,712	1,338,004	13,049,322
Overdrafts	4,941,421	139,929	117,054	5,198,404
Mortgage loans	14,335,616	1,211,860	320,803	15,868,279
Automobile and other secured loans	3,238,977	407,569	271,901	3,918,447
Personal loans	24,848,123	3,872,005	2,567,411	31,287,539
Credit card loans	26,960,062	2,673,520	1,428,481	31,062,063
Foreign Trade Loans	9,859,886	2,196,320	1,697,453	13,753,659
Other financings	3,601,638	242,459	83,122	3,927,219
Other receivables from financial transactions	3,058,661	40,314	113,308	3,212,283
Receivables from financial leases	5,813,309	411,487	46,063	6,270,859
Subtotal	145,064,809	12,300,391	8,156,948	165,522,148
Allowances for loan losses	(1,825,277)	(2,642,379)	(5,580,163)	(10,047,819)
Total	143,239,532	9,658,012	2,576,785	155,474,329

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2020
Promissory notes	27,514,098	922,027	220,763	28,656,888
Unsecured corporate loans	18,728,720	1,197,805	3,561,404	23,487,929
Overdrafts	3,071,077	240,830	457,154	3,769,061
Mortgage loans	11,916,818	3,197,483	1,576,581	16,690,882
Automobile and other secured loans	1,852,825	471,548	531,734	2,856,107
Personal loans	28,749,130	2,192,557	941,892	31,883,579
Credit card loans	26,294,177	2,776,595	587,386	29,658,158
Foreign Trade Loans	14,427,056	2,392,460	2,870,700	19,690,216
Other financings	4,971,812	1,095,063	246,489	6,313,364
Other receivables from financial transactions	3,843,013	51,000	90,114	3,984,127
Receivables from financial leases	4,252,607	328,028	230,669	4,811,304
Subtotal	145,621,333	14,865,396	11,314,886	171,801,615
Allowances for loan losses	(2,801,943)	(3,001,823)	(6,912,633)	(12,716,399)
Total	142,819,390	11,863,573	4,402,253	159,085,216

Expected Credit Loss Allowances

Expected credit loss allowance recognised in the period is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12 months and Lifetime;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized during the period, ;
●	Impact on the measurement of ECL of changes in PDs, EADs and LGDs in the period, resulting from the regular updating of model inputs;

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Discount unwind within ECL due to passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and
●	Financial assets derecognised during the period and write-offs of allowances related to assets that were written off during the period.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	145,621,333	14,865,396	11,314,887	171,801,616	2,801,943	3,001,823	6,912,635	12,716,401
Transfers
1 to 2	(2,706,703)	2,706,703	—	—	(143,762)	738,400	—	594,638
1 to 3	(1,669,225)	—	1,669,225	—	(213,280)	—	2,489,899	2,276,619
2 to 3	—	(345,905)	345,905	—	—	(214,718)	395,987	181,269
2 to 1	2,472,284	(2,472,284)	—	—	28,625	(371,684)	—	(343,059)
3 to 2	—	436,312	(436,312)	—	—	102,955	(427,790)	(324,835)
3 to 1	549,224	—	(549,224)	—	(799)	—	(289,617)	(290,416)
Net changes of financial assets	1,103,670	(2,208,067)	874,515	(229,882)	786,772	284,880	1,701,582	2,773,234
Write-Offs	(1,460,146)	(927,797)	(5,217,593)	(7,605,536)	(1,460,146)	(927,797)	(5,217,593)	(7,605,536)
Exchange Differences and Others	1,154,372	246,032	155,546	1,555,950	25,924	28,520	15,060	69,504
Gross carrying amount at December 31, 2021	145,064,809	12,300,390	8,156,949	165,522,148	1,825,277	2,642,379	5,580,163	10,047,819

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	171,911,741	9,571,995	13,247,969	194,731,705	3,298,489	1,723,489	8,852,772	13,874,750
Transfers
1 to 2	(4,852,066)	4,852,066	—	—	(176,175)	1,634,428	—	1,458,253
1 to 3	(2,330,308)	—	2,330,308	—	(54,807)	—	3,744,912	3,690,105
2 to 3	—	(1,277,483)	1,277,483	—	—	(335,559)	1,120,179	784,620
2 to 1	1,234,686	(1,234,686)	—	—	51,073	(188,137)	—	(137,064)
3 to 2	—	55,376	(55,376)	—	—	15,826	(59,281)	(43,455)
3 to 1	70,542	—	(70,542)	—	2,133	—	(68,147)	(66,014)
Net changes of financial assets	(23,213,643)	4,131,246	(80,391)	(19,162,788)	1,257,132	1,850,908	(689,803)	2,418,237
Write-Offs	(1,696,215)	(1,737,832)	(6,192,773)	(9,626,820)	(1,696,216)	(1,737,831)	(6,192,773)	(9,626,820)
Exchange Differences and Others	4,496,596	504,714	858,209	5,859,519	120,314	38,699	204,776	363,789
Gross carrying amount at December 31, 2020	145,621,333	14,865,396	11,314,887	171,801,616	2,801,943	3,001,823	6,912,635	12,716,401

Collateral and other credit enhancements

Collateral is an instrument pledged as security for repayment of a loan, to be forfeited in the event of default. The Entity accepts collateral as security before a potential breach on behalf of a debtor occurs.

The Argentine Central Bank classifies these guarantees in three types: Preferred "A" (considered self-settleable), Preferred "B" (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

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

		Allowances
	Gross	for loans		Fair value of
Credit Impaired loans	exposure	losses	Book value	collateral
Overdrafts	117,054	91,522	25,532	—
Financial Lease	46,062	28,345	17,717	28,720
Documents	173,348	89,361	83,987	856,145
Mortgage loans	320,803	180,769	140,034	11,928
Personal loans	2,567,411	2,423,057	144,354	—
Pledge loans	271,901	188,118	83,783	150,505
Credit cards	1,428,481	1,344,741	83,740	2,125
Other	3,231,888	1,234,251	1,997,637	1,451,123
Total	8,156,948	5,580,164	2,576,784	2,500,546

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

The Group may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended on December 31, 2021 and 2020 amount to 7,899,550 and 10,864,898 respectively.The Group still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2021	12.31.2020
Balance at the beginning of the year	10,864,898	7,909,885
Additions	7,605,536	9,626,820
Disposals	(3,244,896)	(1,855,095)
Cash collection	(1,093,450)	(830,359)
Portfolio sales	(533,986)	(116,402)
Condonation	(1,617,460)	(908,334)
Exchange differences and other movements	(7,325,988)	(4,816,712)
Gross carrying amount	7,899,550	10,864,898

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Within Corporate Banking, we seek a solid proposal for medium and large companies' market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

In the case of IUDÚ, the focus is consumer finance, fundamentally in granting personal loans, credit cards and car loans.

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

The Group is willing to carry out a strategy that enables it to address its contractual commitments, both under normal market conditions and adverse situations.

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

The Group is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan origination and client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating. and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

The Group relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at the Group that calculate statistical forecasts, economic capital and Risk-Adjusted Return (RAROC) models in order to optimize management and decision-making.

Regarding IUDU, it also has estimates of the aforementioned parameters related to credit risk and a monitoring model of the RAROC Measurement metric.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

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

Maximum Credit Risk Exposure

The following table contains an analysis of the maximum credit risk exposure:

	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Overdrafts	37,128,510	672,216	173,348	37,974,074
Promissory Notes	11,278,606	432,712	1,338,004	13,049,322
Unsecured Corporate Loans	13,288,933	279,934	117,054	13,685,921
Mortgage Loans	14,335,616	1,211,860	320,803	15,868,279
Automobile and other secured loans	3,238,977	407,569	271,901	3,918,447
Personal Loans	24,848,123	3,872,005	2,567,411	31,287,539
Retail	20,542,487	3,346,918	834,584	24,723,989
Consumer Finance	4,305,636	525,087	1,732,827	6,563,550
Credit Card Loans	60,606,206	4,259,328	1,428,481	66,294,015
Retail	50,628,708	3,766,160	381,020	54,775,888
Consumer Finance	9,977,498	493,168	1,047,461	11,518,127
Receivables from Financial Leases	5,813,309	411,487	46,062	6,270,858
Foreign Trade Loans	9,859,886	2,196,320	1,697,453	13,753,659
Other Financings	4,252,304	247,169	83,122	4,582,595
Other Receivables from Financial Transactions	3,059,297	40,314	113,309	3,212,920
Total	187,709,767	14,030,914	8,156,948	209,897,629

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Overdrafts	27,514,098	922,027	220,763	28,656,888
Promissory Notes	18,728,720	1,197,805	3,561,404	23,487,929
Unsecured Corporate Loans	18,892,137	430,301	457,154	19,779,592
Mortgage Loans	11,916,817	3,197,483	1,576,581	16,690,881
Automobile and other secured loans	1,852,825	471,547	531,734	2,856,106
Personal Loans	28,749,129	2,192,558	941,893	31,883,580
Retail	23,449,155	2,151,139	770,118	26,370,412
Consumer Finance	5,299,974	41,419	171,775	5,513,168
Credit Card Loans	65,920,810	4,707,126	587,387	71,215,323
Retail	57,813,293	3,974,723	367,492	62,155,508
Consumer Finance	8,107,517	732,403	219,895	9,059,815
Receivables from Financial Leases	4,252,607	328,028	230,669	4,811,304
Foreign Trade Loans	14,427,055	2,392,460	2,870,700	19,690,215
Other Financings	5,674,094	1,126,082	246,490	7,046,666
Other Receivables from Financial Transactions	3,843,583	51,376	90,114	3,985,073
Total	201,771,875	17,016,793	11,314,889	230,103,557

Financial Instruments to which the impairment requirements in IFRS 9 are not applied

Financial assets measured at fair value through profit or loss are not subject to impairment The maximum exposure to credit risk is the corresponding fair value.

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

According to its business strategy, Banco Supervielle is the component of the Group with the greatest exposure to this risk. On the other hand, IUDU Compañía Financiera has a minimum exposure to market risk and associated with liquidity management purposes. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle's trading portfolio.

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

As of December 31, 2021, presented in comparative format

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

The exposure to the Group's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2021				Balances as of 12/31/2020
	Monetary	Monetary			Monetary	Monetary
	Financial	Financial		Net	Financial	Financial		Net
Currency	Assets	Liabilities	Derivatives	Position	Assets	Liabilities	Derivatives	Position
US Dollar	41,198,482	36,422,195	7,367	4,783,654	64,753,045	53,900,933	798	10,852,910
Euro	923,079	855,301	—	67,778	1,471,024	1,184,919	—	286,105
Others	313,247	7,919	—	305,328	442,533	9,370	—	433,163
Total	42,434,808	37,285,415	7,367	5,156,760	66,666,602	55,095,222	798	11,572,178

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

		12/31/2021			12/31/2020
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	52.50%	2,509,382	2,509,382	40.20%	4,057,089	4,057,089
	(52.50)%	(2,509,382)	(2,509,382)	(40.20)%	(4,057,089)	(4,057,089)
Euro	52.50%	35,555	35,555	40.20%	114,655	114,655
	(52.50)%	(35,555)	(35,555)	(40.20)%	(114,655)	(114,655)
Other	52.50%	160,167	160,167	40.20%	174,093	174,093
	(52.50)%	(160,167)	(160,167)	(40.20)%	(174,093)	(174,093)
Total	52.50%	2,705,104	2,705,104	40.20%	4,345,838	4,345,838
	(52.50)%	(2,705,104)	(2,705,104)	(40.20)%	(4,345,837)	(4,345,837)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level. It should be noted that in the case of  IUDÚ, according to the provisions established by the Argentine Central Bank, its Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. According to this methodology, the aggregate economic capital arises from the following expression:

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

The Group’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first 90 days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping the Group’s exposure within those levels of risk appetite profile validated by the Board of Directors upon changes in the market interest rates.

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

As established by the regulator, both Banco Supervielle and IUDÚ Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to IUDÚ Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that both Banco Supervielle and IUDU Compañia Financiera have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

Following good practices in risk management and with the aim of ensuring the reasonableness of fit of the internal models used, a backtesting methodology was developed applicable to the results obtained with the interest rate risk measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is carried out.

Improvements were made to the dynamic rate GAP measurement tool, allowing various sensitivity exercises to be carried out in a year characterized by a changing context and numerous regulations that altered financial margins.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

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

In the case of IUDÚ Compañía Financiera, as mentioned above, the Entity's Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, the Group measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst ΔEVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values and average rate of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2021
Total Financial Assets	167,930,968	39,268,945	35,681,468	23,350,316	92,585,212	358,816,909
Total Financial Liabilities	(170,806,220)	(42,873,914)	(8,119,354)	(560,903)	(105,434,009)	(327,794,400)
Net Amount	(2,875,252)	(3,604,969)	27,562,114	22,789,413	(12,848,797)	31,022,509

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2020
Total Financial Assets	142,205,295	35,144,963	33,032,399	21,119,157	115,218,851	346,720,665
Total Financial Liabilities	(166,486,491)	(35,780,295)	(7,646,899)	(2,264,887)	(104,878,279)	(317,056,851)
Net Amount	(24,281,196)	(635,332)	25,385,500	18,854,270	10,340,572	29,663,814

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2021. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2021 and 2020 and the changes are considered reasonable possible based on the observation of market conditions:

	12/31/2021		12/31/2020
		Increase / (decrease)		Increase / (decrease)
Items	Additional variation in	in the income	Additional variation in	in the income
	the interest rate	statement	the interest rate	statement
Decrease in the interest rate	4% ARS; 2% USD	260,905	4% ARS; 2% USD	(654,631)
Increase in the interest rate	4% ARS; 2% USD	(260,112)	4% ARS; 2% USD	650,546

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

If the market interest rates for instruments denominated in pesos decreased by 4 percentage points and 2 percentage points for those denominated in US dollars, net income for the year would increase by 260,905 and 654,631 as of the end of December 31, 2021 and 2020 respectively. On the contrary, if the interest rates increased in equal measure, net income for the year would decrease by 260,112 and 650,546 respectively.

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Group’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of the Group.
✓	Market Liquidity Risk means the risk resulting from the Group’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:
●	Assets are not liquid enough,
●	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. The Group estimates this indicator on a daily basis, having met exceeded the year the minimum value established by law, as well as that established internally based on their risk appetite.
✓	Net Stable Funding Ratio (NSFR): measures the ability of the Group to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. The Group calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits: this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

In addition, the Assets and Liabilities Committee performs a daily monitoring of some follow-up metrics. Such indicators are used to analyze the main components of LCR while assessing the Group’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated sight accounts and deposits of the public sector in foreign currency.

During 2021, strong growth was observed in interest-bearing sight accounts, especially from institutional clients. The funds thus raised were applied to the acquisition of LELIQ or the arrangement of Repo Transactions with the BCRA, thus trying to minimize the mismatch

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

of terms. Controls were implemented so that this exposure to the BCRA is maintained at reasonable levels measured against total assets, the entity's equity and in terms of market share.

Liquidity in dollars remained at high levels, above 70% throughout the year.

Economic capital calculation

The Group relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.
✓	Indicators that measure the concentration of funding sources, establishing the Group’s risk appetite.
✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basel III route map.
✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).
✓	The liquidity coverage ratio is used to assess the Group’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping the Group’s liquidity director and officials updated on its evolution.
✓	Permanent monitoring of limit and threshold compliance in virtue of the NSFR.
✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.
✓	Intraday liquidity monitoring tools as indicated above.
✓	Regarding contingency plans, the Group follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, the Group considers the economic capital estimation unnecessary to cover such risk, as long as the Group’s solvency should not be affected once the stress tests contingency plan have been implemented.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

Below is the concentration of loans and deposits as of December 31, 2021 and 2020

	Loans and other financing
	12/31/2021		12/31/2020
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	13,155,387	7.9%	17,090,229	9.9%
50 following largest customers	21,266,376	12.8%	24,209,408	14.1%
100 following largest customers	17,301,047	10.5%	15,301,427	8.9%
Rest of customers	113,799,338	68.8%	115,200,554	67.1%
TOTAL	165,522,148	100.0%	171,801,618	100.0%

	Deposits
	12/31/2021		12/31/2020
Number of customers	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	95,276,777	33.0%	74,049,170	27.5%
50 following largest customers	48,457,386	16.8%	45,028,876	16.7%
100 following largest customers	15,105,120	5.2%	14,280,185	5.3%
Rest of customers	129,618,813	44.9%	136,286,310	50.5%
TOTAL	288,458,096	100.0%	269,644,541	100.0%

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, until the contractual maturity date, based on undiscounted cash flows:

	Less than	From 1 to	From 3 to	From 6 months to	From 1 to	More than
As of 12/31/2021	1 month	3 months	6months	1 years	2 years	2 years	Total
Loans and other financing	86,696,816	27,058,005	34,340,407	20,280,268	36,396,208	110,910,750	315,682,454
To the non-financial public sector	13,253	2,881	4,321	5,023	—	—	25,478
To the financial sector	5,180	4,849	7,479	21,872	67,105	50,329	156,814
To the Non-Financial Private Sector and Foreign residents	86,678,383	27,050,275	34,328,607	20,253,373	36,329,103	110,860,421	315,500,162
TOTAL ASSETS	86,696,816	27,058,005	34,340,407	20,280,268	36,396,208	110,910,750	315,682,454
Deposits	255,925,278	32,382,246	2,522,656	134,449	3,978	335	290,968,942
Non-financial public sector	9,343,440	2,000,907	197,876	—	—	—	11,542,223
Financial sector	39,099	—	—	—	—	—	39,099
Non-financial private sector and foreign residents	246,542,739	30,381,339	2,324,780	134,449	3,978	335	279,387,620
Liabilities at fair value through profit or loss	2,053,216	—	—	—	—	—	2,053,216
Repo transactions	—	—	—	—	—	—	—
Other financial liabilities	22,545,702	172,028	244,065	431,714	390,562	541,851	24,325,922
Financing received from the Argentine Central Bank and other financial institutions	2,975,606	678,008	2,989,303	202,592	241,388	369,267	7,456,164
Unsubordinated debt securities	—	686,327	145,532	300,876	686,327	—	1,819,062
TOTAL LIABILITIES	283,499,802	33,918,609	5,901,556	1,069,631	1,322,255	911,453	326,623,307

28.    INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S,A, a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year and the remaining USD 5,000,000 over a five-year term, In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

are settled over two years and a half. . As of December 31, 2021, Tranche B was canceled in its entirety, together with USD 35,000,000 of Tranche A.

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term with a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency, Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid and in June 2021 and December 2021, two more installment were canceled. As of December 31, 2021 the outstanding, balance is USD 20,000,000.

Such agreement are subject to compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of December 31, 2021 and the date of issuance of these financial statements, the Group was in compliance with the financial covenants of both loans.

29.    BUSINESS COMBINATIONS

-	IOL HOLDING S,A,

On August 23, 2021 Grupo Supervielle S.A. and Sofital S.A. F. and I.I. acquired 95% and 5%, respectively, of the shares of  IOL Holding S.A., for a total price of 694 thousand dollars. The Group did not recognize goodwill as a result of this transaction. The company is based in Uruguay and its objective is to be the holding company of entities dedicated to provide trading desk service at a regional level.

On November 29, 2021, Grupo Supervielle S.A. made an irrevocable capital contribution in the amount of US$500,000 to be applied to working capital and investments.

The amounts recognized in the consolidated statement of financial position as of the acquisition date are:

Fair Value
Cash and Due from Banks	51,380
Other Assets	26
Miscellaneous obligations	(784)
Net identifiable assets acquired	50,622

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

30.    ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	At	At 12/31/2021 (per currency)				At
Items	12/31/2021	Dollar	Euro	Real	Others	12/31/2020
ASSETS
Cash and Due from Banks	21,475,944	20,240,942	922,100	17,217	295,685	30,789,452
Government and corporate securities at fair value with changes in results	777,457	777,457	-	-	-	2,786,763
Derivatives	7,367	7,367	-	-	-	798
Other financial assets	711,238	711,114	124	-	-	1,711,669
Loans and other financing	15,428,720	15,427,520	855	-	345	22,976,589
Other Debt Securities	3,732,301	3,732,301	-	-	-	7,246,202
Financial assets in guarantee	1,087,132	1,087,132	-	-	-	791,754
Other non-financial assets	121,312	121,312	-	-	-	363,375
TOTAL ASSETS	43,341,471	42,105,145	923,079	17,217	296,030	66,666,602

LIABILITIES
Deposits	28,823,051	28,348,565	474,486	—	—	38,036,395
Non-financial public sector	1,114,042	1,113,873	169	-	-	1,363,730
Financial sector	221	221	-	-	-	3,105
Non-financial private sector and foreign residents	27,708,788	27,234,471	474,317	-	-	36,669,560
Liabilities at fair value with changes in results	688,912	688,912	-	-	-	—
Other financial liabilities	2,582,008	2,193,275	380,815	15	7,903	3,589,592
Financing received from the Argentine Central Bank and other financial entities	5,135,292	5,135,292	-	-	-	7,849,164
Unsubordinated debt securities	—	-	-	-	—	3,325,030
Subordinated debt securities	—	-	-	-	-	1,721,441
Other non-financial liabilities	369,662	369,661	-	-	1	573,600
TOTAL LIABILITIES	37,598,925	36,735,705	855,301	15	7,904	55,095,222

NET POSITION	5,742,546	5,369,440	67,778	17,202	288,126	11,571,380

31.    CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant,

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2021 and 2020, the amount expected to be recovered or settled after more than twelve months for each asset and liability line item is as follows:

	12/31/2021			12/31/2020
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
ASSETS	period	period	Total	period	period	Total
Cash and due from banks	32,574,118	—	32,574,118	55,357,647	—	55,357,647
Cash	12,589,320	—	12,589,320	19,309,242	—	19,309,242
Argentine Central Bank	18,134,499	—	18,134,499	29,620,309	—	29,620,309
Other local financial institutions	1,208,357	—	1,208,357	6,198,171	—	6,198,171
Others	641,942	—	641,942	229,925	—	229,925
Debt Securities at fair value through profit or loss	19,757,685	—	19,757,685	14,900,812	—	14,900,812
Derivatives	221,858	—	221,858	217,271	—	217,271
Reverse Repo transactions	42,849,578	—	42,849,578	33,742,602	—	33,742,602
Other financial assets	13,922,961	—	13,922,961	6,468,183	—	6,468,183
Loans and other financing	115,676,418	39,797,911	155,474,329	113,435,978	45,649,238	159,085,216
To the non-financial public sector	22,738	—	22,738	19,067	16,450	35,517
To the financial sector	12,161	64,671	76,832	18,207	0	18,207
To the Non-Financial Private Sector and Foreign residents	115,641,519	39,733,240	155,374,759	113,398,704	45,632,788	159,031,492
Other debt securities	73,207,135	5,723,105	78,930,240	43,526,385	18,148,329	61,674,714
Financial assets in guarantee	8,539,934	—	8,539,934	7,403,589	—	7,403,589
Current income tax assets	880,290	—	880,290	—	—	—
Inventories	136,775	—	136,775	107,114	—	107,114
Investments in equity instruments	—	264,280	264,280	30,119	145,468	175,587
Property, plant and equipment	—	11,034,912	11,034,912	—	10,722,347	10,722,347
Investment Property	—	8,698,123	8,698,123	—	9,053,396	9,053,396
Intangible assets	—	11,422,105	11,422,105	—	10,237,674	10,237,674
Deferred income tax assets	485,243	2,749,713	3,234,956	681,562	4,323,489	5,005,051
Other non-financial assets	1,135,934	1,324,964	2,460,898	1,082,769	959,290	2,042,059
TOTAL ASSETS	309,387,929	81,015,113	390,403,042	276,954,031	99,239,231	376,193,262

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

	12/31/2021			12/31/2020
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
LIABILITIES	period	period	Total	period	period	Total
Deposits	288,455,225	2,872	288,458,097	269,643,973	568	269,644,541
Non-financial public sector	11,475,017	—	11,475,017	11,941,378	—	11,941,378
Financial sector	39,099	—	39,099	86,665	—	86,665
Non-financial private sector and foreign residents	276,941,109	2,872	276,943,981	257,615,930	568	257,616,498
Liabilities at fair value through profit or loss	2,053,216	—	2,053,216	3,021,859	—	3,021,859
Derivatives	—	—	—	3,011	—	3,011
Repo Transactions	—	—	—	—	—	—
Other financial liabilities	23,219,035	561,207	23,780,242	10,286,290	1,077,938	11,364,228
Financing received from the Argentine Central Bank and other financial institutions	5,853,350	399,198	6,252,548	8,335,637	497,908	8,833,545
Unsubordinated negotiable Obligations	341,623	717,617	1,059,240	4,763,516	1,616,406	6,379,922
Current income tax liability	—	—	—	1,944,531	—	1,944,531
Subordinated negotiable obligations	—	—	—	1,721,443	—	1,721,443
Provisions	66,183	847,488	913,671	63,669	964,382	1,028,051
Deferred income tax liability	61,736	—	61,736	63,403	—	63,403
Other non-financial liabilities	16,273,876	—	16,273,876	15,585,288	2,748,230	18,333,518
TOTAL LIABILITIES	336,324,244	2,528,382	338,852,626	315,432,620	6,905,432	322,338,052

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

As of December 31, 2021 and 2020, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2021	amount (a)	offset (b)	(c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	—	—	—	(6,286,910)	880,921	(5,405,989)
Derivatives instruments	158,480	56,011	214,491	—	—	—
Total	158,480	56,011	214,491	(6,286,910)	880,921	(5,405,989)

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2020	amount (a)	offset (b)	(c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	—	—	—	(4,744,951)	735,398	(4,009,553)
Derivatives instruments	155,610	60,862	216,472	—	—	—
Total	155,610	60,862	216,472	(4,744,951)	735,398	(4,009,553)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

33.    MINIMUM CAPITAL REQUIREMENTS

The Central Bank requires financial institutions to maintain minimum capital amounts measured as of each month's closing, The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, operational risk and market risk, Financial institutions (including their domestic Argentine and international branches) must comply with the minimum capital requirements both on an individual and a consolidated basis,

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with IUDÚ:

As stated above under "Presentation of Financial and Other Information", we have prepared our audited consolidated financial statements for 2021, 2020 and 2019 under IFRS, Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2021	2020	2019

	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	12,957,481	9,047,140	7,164,842
Allocated to Bank premises and equipment, intangible assets and equity investment assets	2,035,689	1,350,035	826,133
Market risk	965,159	551,765	251,739
Interest rate risk	—	—	—
Public sector and securities in investment account,	34,489	27,651	11,472
Operational risk	4,805,957	3,233,793	2,349,952
Required minimum capital under Central Bank rules	20,798,775	14,210,384	10,604,138
Basic net worth	42,938,440	30,242,263	16,991,091
Complementary net worth	1,564,272	1,090,865	1,033,734
Deductions	(11,770,286)	(7,028,227)	(2,999,716)
Total capital under Central Bank rules	32,732,426	24,304,901	15,025,109
Excess capital	11,933,651	10,094,517	4,420,971
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets(1)	18.40%	19.29%	11.60%
Average shareholders’ equity as a percentage of average total assets	12.54%	11.16%	10.40%
Total liabilities as a multiple of total shareholders’ equity	7.5x	7.5x	7.1x
Cash as a percentage of total deposits	11.06%	20.31%	28.20%
Tier 1 Capital / Risk weighted assets	12.25%	13.35%	10.80%

(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules,
(2)	Nominal values without inflation adjustment,

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

34.ECONOMIC CONTEXT ON GROUP`S OPERATIONS

The Group operates in a complex economic context both nationally and internationally.

In recent months, the behavior of international markets has been affected by the advance of the Delta and Omicron variants of the COVID-19, the persistence of significant global inflationary pressures, and the conflict between Russia and Ukraine, among others. Consequently, the global economic recovery continues in progress, but at a slower pace than previously forecasted. The new international scenario seems to be converging towards a scenario of more moderate economic growth with tightening of financial conditions, to which are added additional inflationary pressures due to delays in production chains and the rise in the prices of some raw materials. The U.S. Federal Reserve has begun to reduce the liquidity injected into the markets (a process known as tapering) and on March 16, 2022, the U.S. Federal Reserve approved an increase of 0.25% in interest rates, the first increase since December 2018. These raises in interest rates typically lead to a strengthening of the U.S. dollar at a global level and a decrease in commodity prices, which may adversely impact the economies of emerging countries, including Argentina.

In the case of Argentina, during 2021, according to data published by the INDEC, the Argentina’s GDP increased by 10.3% in 2021, rebounding after the significant 9.9% contraction in 2020. Before the Covid-pandemic the Argentine economy was already contracting, with 2020 marking the third consecutive year of a deep economic crisis. All in all, the fourth quarter of 2021 real GDP is still 3.7% below its fourth quarter of 2017. In 2021, the GDP growth was mainly due to the mitigation of the impact of the COVID-19 on the Argentine economy as a result of the implementation of vaccination programs, which enabled the lifting of certain mobility restrictions that had been enforced in Argentina until the end of 2020, and to the increase in commodity prices, which resulted in an increase in U.S. dollar exports. As a result, the Argentine public sector’s financial deficit decreased in the first months of 2021, although during the months prior to the legislative elections in November 2021, the public spending and monetary issuance of Argentina increased. Commodities continued to recover during 2021 and the prices of the commodities exported by Argentina grew by 20.1% compared to 2020, while the average annual increase in the prices of commodities was 39.6%.

Meanwhile, in relation to fiscal accounts, the Argentine Public Sector recorded in 2021 a primary fiscal deficit without extraordinary revenues of Ps.980,241 million (approximately 2.2% of the GDP) while the financial deficit was Ps.1,664,482 million (3.7% of the GDP). During the year, fiscal accounts improved significantly due to two factors: in the first place, an additional of approximately Ps.311,373 million (0.7% of the GDP) was collected on account of the Extraordinary Solidarity Contribution (an extraordinary contribution tax charged to persons with total net worth above Ps. 100 million. This extraordinary contribution tax was approved by the Congress). On the other hand, in September, revenues for Ps. 427,401 million (1% of the GDP) were recorded from the extraordinary allocation of Special Drawing Rights (SDRs) by the IMF under the context of the global COVID-19 pandemic crisis. Thus, without considering these extraordinary revenues, the primary deficit would have amounted to Ps.1,719,013 million (3.8%) and the financial deficit would have amounted to Ps.2,403,254 million (5.4% of the GDP). During 2021, tax revenues grew by 83.4% year-on-year (21.5% above inflation rates) and 68.2% without considering the aforementioned extraordinary revenues. The recovery in revenues was partly linked to the economic recovery throughout the year while the primary expense increased by 49.6%, reaching 9.6% below inflation rates. Its components included the year-on-year 12.2% drop in real terms of social benefits, which had strongly increased in 2020.

Despite greater pressure, the Central Bank kept the exchange rate anchor firmly until the general legislative elections held in mid- November. But once the elections were over, the official exchange rate began to accelerate until reaching an annualized rate of around 22% in December, still below the inflation rate for the eighteenth consecutive month, which in December stood at 50.9% per year., The official exchange rate defined on a daily basis by the Central Bank through Communication “A” 3,500 increased from $/USD 98.74 to $/USD 102.75 between the last business day of September and the last of December. As a consequence of the use of an exchange rate anchor, the multilateral real exchange rate was estimated, falling 5.1% between September 30 and December 31. In 2021, the multilateral real exchange rate was estimated in 18.0%.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2021, presented in comparative format

(Expressed in thousands of pesos)

In March 2022, the Government announced it had reached an Agreement with the International Monetary Fund (IMF). The Argentine Congress approved the IMF Agreement on March 11, 2022 for an extended financing for a term of two and a half years and with a repayment period of over ten years. The IMF Agreement has the following main terms: (i) Argentina’s commitment to gradually decrease its primary deficit to 2.5% of Argentina’s GDP in 2022, to 1.9% of its GDP in 2023, and to 0.9% of its GDP in 2024; (ii) Argentina’s commitment to gradually reduce its monetary assistance from the Argentine treasury to 1% of Argentina’s GDP in 2022, to 0.6% of its GDP in 2023 and to 0% of its GDP in 2024; (iii) the setting of positive real interest rates; and (iv) the reduction of inflation from a multi-causal approach and the accumulation of reserves without major modifications to the current exchange rate regime. As of the date of this financial statements, the Central Bank raised the interest rate of the LELIQ from 38% to 47% while creating a 180-day LELIQ with a floating interest rate equivalent to the effective annual yield of the 28 days LELIQ.

In the extraordinary and challenging macroeconomic scenario since the outbreak of the COVID-19 pandemic, the Central Bank released different regulations aiming to mitigate financial pressure on debtors and promote access to financing in favor of those more impacted by the recession triggered by the pandemic. Within the scope of the monetary policy, it calibrated several factors mainly concentrated on pricing at preferential rates certain loans, on freezing UVA installments, and establishing automatic deferrals on unpaid installments. Taking care of the necessary liquidity that these kinds of programs may require, it also eased minimum cash requirements. The Central Bank also determined limits to net positions of LELIQ and ruled on minimum interest rates to be paid on time deposits.  Some of these regulations were gradually lifted when the government ended certain lockdown measures relating to the COVID-19 pandemic in 2021 and 2022, although other measures remain in force.

In the past, the Group has been affected by the measures and recommendations adopted by the Argentina government and regulatory authorities in the banking sector, including but not limited to: (i) the postponement of payments on credit card loans for three months, with such postponed payments to be made up over the subsequent nine months; (ii) mortgage relief by freezing, until September 30, 2020, the amount of mortgage payments based on those calculated as of March 2020, and postponing any foreclosures until such date; (iii) a temporary prohibition on charging fees related to ATM services (iv) the postponement of payments on credit card loans for three months, with such postponed payments to be made up over the subsequent nine months; (v) the establishment of the Family emergency income and extraordinary subsidies, this measures included  a stipend for people who were unemployed or working informally, and self-employed workers who were not currently generating or receiving other income, an extraordinary subsidy for beneficiaries of pension schemes and certain retirement benefits and an extraordinary subsidy for healthcare workers; (vi) the  prohibition of dismissals and suspensions and double indemnification; (vii) the provision of credit lines guaranteed by FoGAr to support the maintenance of payroll; (viii) lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises (SMEs); (ix) limitations on banks’ holdings of BCRA notes (LELIQ) in order to make available liquidity and encourage the provision of credit lines to SMEs, with loans granted thereunder guaranteed in part by a State agency, Fondo de Garantías Argentino (FoGAr) and (x) lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises (SMEs).

The context of volatility and uncertainty continues at the date of issuance of these consolidated financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Company's financial statements must be read in light of these circumstances.

35.SUBSEQUENT EVENTS

On April 27, 2022, the Ordinary General Shareholders' Meeting approved to fully absorb the Retained Earnings of (AR$ 1,201,458,000) as of December 31, 2021 with Other Reserves.