Form 20-F
period 2022-12-31
Grupo Supervielle S.A.
filed 2023-04-26
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

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

Tel: 54-11-4340-3181

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022 (excluding shares held by the Company’s treasury) was:

Title of class	Number of shares outstanding
Class B ordinary shares, nominal value Ps.1.00 per share	382,673,523

Class A ordinary shares, nominal value Ps.1.00 per share	61,738,188

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant period pursuant to §240.10D-1(b).   ☐

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

INTRODUCTION

CERTAIN DEFINED TERMS AND CONVENTIONS

In this annual report, we use the terms “we,” “us,” “our,” “the Company” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Supervielle Productores Asesores de Seguros” mean Supervielle Productores Asesores de Seguros S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Supervielle Agente de Negociacion” mean Supervielle Agente de Negociación S.A.U. References to “IOL invertironline” mean InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial de Servicios S.A. References to “MILA” mean Micro Lending S.A.U. References to “IUDÚ” mean IUDÚ Compañía Financiera S.A. References to “Tarjeta” mean Tarjeta Automática S.A. References to “Bolsillo Digital” mean Bolsillo Digital S.A.U. References to “Sofital” mean Sofital S.A.F.e I.I.

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

The term “customers” refers to individuals that have at least one active product with us and made at least one transaction in the previous 90 days, and entities that have at least one active checking account with us.

The term “digital customers” refers to individuals that use our online banking services, our mobile app or our senior citizens app during the previous 90 days.

The term “Argentine banks” refers to banks that operate in Argentina. Unless the context otherwise requires, the term “financial institutions” refers to institutions regulated by the Central Bank. The term “Argentine private banks” refers to banks that are not controlled or owned by the Government or any Argentine provincial, municipality or city government.

For information from January 1, 2020 to December 31, 2020, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.100 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.100 million and below Ps.700 million, the term “middle-market companies” refers to companies with annual sales over Ps.700 million and below Ps.2.5 billion and the term “large corporates” refers to companies with annual sales over Ps.2.5 billion. For information from January 1, 2021 to December 31, 2021, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.1.5 billion, the term “middle-market companies” refers to companies with annual sales over Ps.1.5 billion and below Ps.3 billion and the term “large corporates” refers to companies with annual sales over Ps.3 billion. For information from January 1, 2022 to December 31, 2022, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.3 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.3 billion. Since January 1, 2023, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.3 billion, and the term “middle-market and large companies” refers to companies with annual sales over Ps.3 billion. Although the main criteria is annual sales, in some cases the definitions also consider whether these individuals, businesses and companies provide adequate customer service models pursuant to the requirements which apply to them.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This annual report contains our audited consolidated financial statements as of December, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2022.

We are subject to the provisions of Article 2 – Section I – Chapter I of Title IV (“Periodical Reporting Requirements”) of the rules issued by the CNV according to General Resolution No. 622/2013, as amended and supplemented (the “CNV Rules”), and we are required to present our financial statements in accordance with the Argentine Banking GAAP. The Argentine Central Bank, through Communications “A” 5541, as amended, set forth a convergence plan towards the application of IFRS as issued by the IASB and the interpretations issued by the International Financial Reporting Standards Committee (“IFRIC”), for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018, subject to the temporary exception from IFRS 9 “Financial Instruments” with respect to expected credit loss of financial instruments of the public sector.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

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

Adjustment for inflation in the initial balances has been calculated considering the indexes based on the price indexes published by Argentina’s National Statistics Institute (Instituto Nacional de Estadística y Censos or “INDEC,” per its initials in Spanish). The Group determined to use the Internal Wholesale Price Index (IWPI) to restate balances and transactions until the year 2016. For November and December 2015, Grupo Supervielle used the average variation of the CPI of the City of Buenos Aires since during these two months there were no IWPI measurements available at a national level. From January 2017 onwards, Grupo Supervielle used the national CPI.

The principal inflation adjustment procedures are the following:

●	Monetary assets and liabilities that are recorded in the current currency as of the financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
●	Non-monetary assets and liabilities are recorded at cost as of the financial position date, and equity components are restated applying the relevant adjustment ratios.
●	All items in the consolidated income statement are restated applying the relevant conversion factors, as described in Note 1.1.2 to our consolidated financial statements contained in this annual report.
●	The effect of inflation in Grupo Supervielle’s net monetary position is included in the consolidated income statement, in the item “Results from exposure to changes in the purchasing power of money.”
●	Comparative figures have been adjusted for inflation following the procedure explained in the previous bullets.
●	Upon initially applying inflation adjustment, the equity accounts were restated as follows:
o	Capital stock was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
o	The resulting amount was included in the “Results from exposure to changes in the purchasing power of money” account.
o	Consolidated Statement of Comprehensive Income were restated as from each accounting allocation.
o	The legal reserve and other reserves in the statement of income were not restated as of the initial application date.

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

v

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2022 was Ps.177.13 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 31, 2022. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was Ps.218.51 per U.S.$1.00 as of April 21, 2023. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy” and “Item 3.D. Risk Factors—Risks Relating to Argentina—The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy.”

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

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D. Risk Factors,” “Item 5.A. Operating Results,” and “Item 4.B. Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, including the presidential and provincial elections which will take place in Argentina during 2023;
(ii)	fluctuations in the foreign exchange reserves, the exchange rate of the Peso and inflation;
(iii)	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine government;
(iv)	changes in interest rates and the cost of deposits, which may, among other things, affect margins;
(v)	the resurgence of variants of the coronavirus 2019 (“COVID-19”) and government measures taken in response to an outbreak, and their impact on economic activity, our results of operation and our operations;
(vi)	the implementation of the agreement with the International Monetary Fund (“IMF”) and the restructuring of Argentina’s sovereign debt with the IMF and the Paris Club;
(vii)	unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;
(viii)	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected volatility in domestic and international financial markets;
(ix)	changes in government regulation, including tax and banking regulations;
(x)	adverse legal or regulatory disputes or proceedings;

(xi)	credit and other risks of lending, such as increases in defaults by borrowers;
(xii)	exposure to Argentine government liabilities and fluctuations and declines in the value of Argentine public debt;
(xiii)	increased competition in the banking, financial services, credit card services, asset management and related industries;
(xiv)	a loss of market share by any of our main businesses;
(xv)	increase in the allowances for loan losses;
(xvi)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;
(xvii)	ability to implement our business strategy; and
(xviii)	other factors discussed under “Item 3.D. Risk Factors” in this annual report.

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

●	Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.
●	If the current levels of inflation continue or increase, the Argentine economy and our financial position and business could be adversely affected.
●	A decrease in international prices for the main commodities exported by Argentina or a significant decline in their production could negatively affect Argentina’s economic condition.
●	Fluctuations in the value of the Peso could adversely affect the Argentine economy.
●	Developments in other countries may adversely affect the Argentine economy and our financial performance.
●	Government intervention in the Argentine economy could undermine business and investor confidence.
●	We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.
●	The stability of the Argentine financial system depends upon the ability of financial institutions, including the Bank, the main subsidiary of the Group, to retain the confidence of depositors.
●	The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector continues to be affected by adverse macroecononic conditions in Argentina.
●	Argentine financial institutions, including us, continue to have significant exposure to public sector debt, including securities issued by the Argentine Central Bank, and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations.

●	If financial intermediation activity volumes relative to GDP continues to decline, the capacity of financial institutions, including the Bank, our main subsidiary, to generate profits may be negatively affected.
●	Enforcement of creditors’ rights in Argentina may be limited, costly and lengthy.
●	Changes in market conditions and any associated risks, including interest rate and currency exchange volatility, could materially and adversely affect our consolidated financial condition and results of operations.
●	Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s profitability.
●	Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our consolidated loan portfolio is more susceptible to economic downturns and recessions.
●	Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our financial condition and results of operations.
●	The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the agreement with ANSES is terminated or not renewed.
●	Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

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

The Argentine economy has experienced significant volatility in the past decades, including multiple periods of low or negative growth and high levels of inflation and currency depreciation, and may experience further volatility in the future. According to data published by the INDEC, Argentina’s real GDP decreased by by 9.9% in 2020, primarily due to the impact of the COVID-19 pandemic. In 2021, Argentina’s GDP increased by 10.4%, mainly due to the mitigation of the impact of the COVID-19 pandemic on the Argentine economy as a result of the implementation of vaccination programs, which enabled the lifting of certain restrictions that had been enforced in Argentina until the end of 2020, as well as due to the increase in commodity prices, which resulted in an increase in U.S. dollar exports. In 2022, Argentina’s GDP increased by 5.2%, according to data published by the INDEC, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy.

Argentine economic conditions are dependent on a variety of factors, including the following: (i) domestic production, international demand and prices for Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Peso against foreign currencies; (iv) the rate of inflation; (v) the government’s fiscal deficits; (vi) the government’s public debt levels; (vii) foreign and domestic investment and financing; and (viii) governmental policies and the legal and regulatory environment. Government policies and regulation –which at times have been implemented through informal or de facto measures and have been subject to radical shifts– that have had a significant impact on the

Argentine economy in the past, have included, among others: (i) monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation; (ii) restrictions on exports and imports; (iii) price controls; (iv) mandatory wage increases or prohibition of dismissals; (v) taxation; and (vi) government intervention in the private sector.

The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the U.S.$44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion. In October 2022, December 2022 and April 2023, the IMF authorized disbursements of U.S.$3.8 billion, U.S.$6 billion and U.S.$5.4 billion, respectively, following Argentina’s completion of the targets set forth in the IMF Agreement. In addition, the IMF and the Argentine government agreed to revise the targets set forth in the IMF Agreement for 2023 given the risk that these targets may not be achieved as a result of the negative impact that the droughts which occurred in Argentina during 2023 had on the Argentine economy. In addition, the lower supply of U.S. dollars is expected to have a negative impact on the collection of export withholdings and the development of the Argentine economy, and the presidential and provincial elections which will take place in Argentina in 2023 could negatively impact Argentina’s ability to achieve the targets set forth in the IMF Agreement. The IMF monitors Argentina’s compliance with the agreement at the end of each quarter. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets).

On March 9, 2023, the Argentine government completed an offer to exchange a part of its sovereign debt denominated in Pesos which amounted to Ps.4.34 billion and matured in March, April, May and June 2023. The exchange offer was accepted by 64% of the eligible bondholders and, as a result of the exchange, the maturities of the exchanged debt instruments were extended. The debt instruments which were issued as a result of the exchange have an average maturity of aproximately 18 months.

In addition, in October 2023 presidential and provincial elections are expected to take place in Argentina. As a result of these elections, the President of Argentina, the head of the government of the Autonomous City of Buenos Aires and the governors of certain Argentine provinces will be elected, half of the members of the Congress and one third of the members of the Senate and other positions, such as provincial legislators, mayors and municipal councilors, will be elected.

The long-term impact of these elections and any measures taken by the government on the Argentine economy, as a whole and in the banking sector in particular, remains uncertain. It is possible that reforms could be disruptive to the economy and adversely affect the Argentine economy and the banking industry, and, consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition. We cannot assure you that developments in Argentina will not adversely affect macroeconomic, political, regulatory or social conditions in the country and, consequently, our business, result of operations and financial condition.

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

In recent years, Argentina has confronted high inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors, and continues to do so. In 2020, the INDEC registered an increase in CPI of 36.1% and in increase in WPI of 35.4%. In 2021, the INDEC registered an increase in CPI of 50.9% and an increase in WPI of 51.3%. In 2022, the INDEC registered an increase in CPI of 94.8% and an increase in WPI of 94.8%, which represents the highest annual inflation since 1991. The CPI published by the INDEC for the months of January and February 2023 was 6.0% and 6.6%, respectively, reaching a level of 102.5% year over year in February 2023. In March 2023, the INDEC registered a CPI of 7.7%.

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

On April 7, 2023, the Argentine Central Bank announced that the new inflation estimates for 2023, 2024 and 2025 are 110.0%, 90.0% and 54.6%, respectively, pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado) which was carried out between March 29 and March 31, 2023.

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

A decrease in international prices for the main commodities exported by Argentina or a relevant significant in their production could negatively affect Argentina’s economic condition.

Argentina’s reliance on the export of certain commodities, particularly soybeans and its by products, corn and wheat, has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole and, as a result, negatively impact the Bank’s business, financial condition and results of operations. Given its reliance on these agricultural commodities, Argentina is also vulnerable to weather events, such as the droughts which occurred in Argentina in 2018 and 2023, which may negatively affect the production of such commodities, reducing fiscal revenues and the inflow of U.S. dollars. A continued fall in the international prices of the main commodities exported by Argentina or any future weather conditions that may have an adverse effect on agriculture could have a negative effect on the level of government revenues and its ability to service its public debt and could generate recessionary or inflationary pressures, depending on the government's reaction.

The negative impact that the droughts which occurred in Argentina in 2018 and 2023 have had in Argentina has been reinforced by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. These environmental events have negatively affected the agriculture sector in Argentina. If any severe weather events, including droughts, occur in the future, productive activities in Argentina, the level of foreign exchange reserves in the Central Bank and the Argentine economy as a whole could be adversely affected. Adverse weather conditions may affect the production of commodities by the agricultural sector, which represents a significant portion of Argentina's export revenues. In the last semester of 2022, the lack of precipitation aggravated, causing severe damage to the main crops. For example, the wheat harvest of the current season culminated in 12.4 million tons, 10 million less than in the previous cycle, according to the Buenos Aires Grain Exchange (Bolsa de Cereales de Buenos Aires). The Rosario Stock Exchange (Bolsa de Comercio de Rosario) estimates that if the losses of producers are added to those resulting from the lower harvest (lower demand for freight, labor, financial services, etc.), the total losses for national economic activity would amount to U.S.$19,000 million, which is equivalent to 3 points of the estimated Argentine GDP for 2023.

If the international prices for agricultural commodities decrease or if the production of such commodities is diminished, Argentina’s economy could be adversely affected. In addition, such circumstances could have a negative impact on the government’s tax revenues, including its ability to repay its debt, and on the availability of foreign currency. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

A long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors.

Persistent fiscal deficit could result in long lasting adverse consequences for the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

During the last years, the Argentine government has sustained high levels of fiscal deficit, and has resorted regularly to the Central Bank to source part of its funding requirements. In 2020, 2021 and 2022 public sector expenditure increased approximately 63.5%, 49.6% and 54.8%, respectively, and the government achieved a primary fiscal deficit of 6.5%, 2.2% and 2.4% of Argentina’s GDP, respectively, according to the Argentine Ministry of Treasury. In 2021, the decrease in fiscal deficit was mainly due to certain extraordinary revenues. If the Argentine government would not have generated such extraordinary revenues, the fiscal deficit would have represented 3.8% of the Argentina’s GDP in 2021. In 2022, the decrease in fiscal deficit was mainly due to the increase in economic activity and higher taxable income and a decrease in expenses mainly due to a decrease in government subsidies.

Following the agreement with the IMF, Argentina is committed to gradually reduce its primary fiscal deficit to 1.9% of GDP in 2023, 0.9% of GDP in 2024 and 0% of GDP in 2025, together with a gradual reduction of the monetary assistance to the Argentine government of 0.6% of GDP in 2023 and 0% in 2024.

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

Fluctuations in the value of the Peso could adversely affect the Argentine economy.

Fluctuations in the value of the Peso continue to affect the Argentine economy. Since January 2002, the Peso has fluctuated significantly in value. Persistent high inflation, together with formal and de facto exchange controls, have resulted in the past in an overvalued official exchange rate. Compounded by the effects of exchange controls and restrictions on foreign trade, highly distorted relative prices have resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2020, 2021 and 2022, the Peso depreciated 29%, 22% and 72.4%, respectively, with respect to the U.S. dollar. As of April 21, 2023, the exchange rate was Ps.218.51 per U.S.$1.00.

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

In the past, the Argentine government has increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine government significantly curtailed access to the official foreign exchange market and, as a result, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate. While the former administration had initially eliminated foreign exchange restrictions in 2016, in September 2019, in response to significant capital flight from Argentina, the Argentine Central Bank imposed restrictions on foreign exchange transactions, which were effective until December 31, 2019. Following the change in government in December 2019, the Fernández administration has extended the measures indefinitely, and established further restrictions, including a new tax (impuesto solidario) on certain transactions involving the purchase of foreign currency by Argentine residents.

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

In September 2020, the Central Bank issued Communication “A” 7106 restricting the access to the foreign exchange market for the repayment of principal payments under certain external financial indebtedness maturing between October 15, 2020 and March 31, 2021. These restrictions were further amended and currently the restrictions apply to external financial indebtedness maturing between October 15, 2020 and December 31, 2023. We cannot assure you whether the Central Bank will extend these restrictions or adopt similar restrictions in the future.

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

As a related matter, the international reserves deposited with the Argentine Central Bank have fluctuated significantly. The amount of international reserves of the Argentine government reached U.S.$44.6 billion as of December 31, 2022 and has decreased thereafter, mainly due to payments of import of energy. In addition, ongoing droughts may affect the level of exports of commodities, thus producing a negative impact in the balance of trade and in the level of reserves of the Argentine Central Bank. Future measures taken by the Argentine government could further reduce the level of international reserves deposited with the Argentine Central Bank in the future.

In addition, since the imposition of exchange controls, the difference between the official exchange rate, which is currently used for both commercial and financial operations, and other informal exchange rates that arise implicitly as a result of certain operations commonly carried out in the capital market (dollar “MEP” or “contado con liquidación”), have broadened deeply during 2022 creating a gap of approximately 108% with the official exchange rate as of April 21, 2023.

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

In March 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 2021 the U.S.$2.1 billion payment originally due in May 2020, in accordance with the terms of the settlement agreement Argentina had reached with the Paris Club members in May 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, in April 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. In June 2021, the parties agreed that Argentina would pay U.S.$430 million to the Paris Club members before the end of July and the rest during the following year to avert default in July 2021. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the agreement reached in June 2021. On October 28, 2022, the Minister of Economy, Sergio Massa, announced a new agreement with the Paris Club pursuant to which the maturity date of the outstanding amount of debt under the agreement entered into by the Argentina government and the Paris Club in 2014 was extended to September 2028, and the interest rate on such debt decreased from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of U.S.$170 million (principal and interest included). Over the next two years, Argentina is expected to repay 40% of outstanding debt, which amounts to U.S.$1,971 million.

In June 2018, the Argentine government and the IMF signed a three-year, U.S.$50 billion loan agreement, as further amended to U.S.$57.1 billion through 2021 (the “IMF 2018 Agreement”). Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF in order to renegotiate the principal maturities of the U.S.$44.1 billion disbursed between 2018 and 2019 under a stand-by arrangement. The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion. In October 2022, December 2022 and April 2023, the IMF authorized disbursements of U.S.$3.8 billion, U.S.$6 billion and U.S.$5.4 billion, respectively, following Argentina’s completion of the targets set forth in the IMF Agreement. In addition, the IMF and the Argentine government agreed to revise the targets set forth in the IMF Agreement for 2023 given the risk that these targets may not be achieved as a result of the negative impact that the droughts which occurred in Argentina during 2023 had on the Argentine economy. In addition, the lower supply of U.S. dollars is expected to have a negative impact on the collection of export withholdings and the development of the Argentine economy, and the presidential and provincial elections which will take place in Argentina in 2023 could negatively impact Argentina’s ability to achieve the targets set forth in the IMF Agreement. The IMF monitors

Argentina’s compliance with the agreement at the end of each quarter. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets).

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

The COVID-19 pandemic and government measures to limit the spread of the virus have disrupted and may continue to disrupt the global and Argentine economies, and have affected and may continue to affect, our business, results of operations and financial condition.

The COVID-19 pandemic and new variants of the coronavirus have impacted and continue to impact the global economies, including the Argentine economy. The COVID-19 pandemic has resulted in numerous deaths and the imposition of numerous local, municipal and national governmental measures, including, among others, mandatory quarantine, closure of external borders and internal travel restrictions, the closing of public and private institutions and restrictions on certain economic activities, causing unprecedented commercial disruption in a number of countries, including Argentina. The Argentine government also adopted multiple measures to mitigate the effects of the pandemic on the Argentine economy, including, among others, price controls, the prohibition of dismissals without cause, the postponement of loan payments without punitive interests, the deferral of unpaid loan installments and the prohibition to banks on charging fees for ATM transactions, which have adversely affected, and could continue to affect, financial institutions, such as our Group.

In addition, Grupo Supervielle has been and may continue to be affected by other measures or recommendations adopted by regulatory authorities in the banking sector such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, deferrals of loan payments and the granting of lending to companies and self-employed persons backed by public guarantees. Moreover, we faced and could continue to face various risks arising from the economic impact of the COVID-19 pandemic and government measures, such as (i) a higher risk of impairment of our assets or a significant increase in loan defaults and credit losses, with a consequent increase in loan loss provisions, (ii) lower revenues as a consequence of the temporary restrictions on charging certain fees to customers, and as a result of lower interest rates on loans promoted by the Central Bank and minimum interest rates imposed on deposits, and (iii) a decrease in credit demand and in our business activity in general, particularly new retail lending. For more information on regulations in connection with the COVID-19 pandemic and their impact on our Group, see “Item 4.B. Business Overview—Government Measures in Response to the COVID-19 Pandemic.”

While it has eased, the COVID-19 pandemic cotinues to impact worldwide economic activity and measures taken to contain the spread of the virus, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets, have contributed to significant volatility in commodity prices. During the COVID-19 pandemic, surges in COVID-19 cases in East Asia have gradually progressed to the Western hemisphere, and, if this trend continues, it is possible that this or other new surges in COVID-19 cases could reach the locations where we have our most significant operations, and the adverse effects experienced in previous surges in COVID-19 cases could reoccur. If there is any considerable growth in COVID-19 cases, or if cases spread across different geographies or increase in severity, the Argentine government and foreign governments may re-implement measures attempting to contain and mitigate the spread and effects of the virus, which could negatively affect our business, financial condition and results of operations. Furthermore, there is no assurance that once the COVID-19 pandemic has ended the global and Argentine economies will recover or stabilize. We are continuing to monitor the impact of the COVID-19 pandemic across our businesses. The ultimate impact of the pandemic on our business, results of operations and financial condition remains uncertain and will depend on future developments outside of our control, including whether new variants of the COVID-19 arise and the government measures in response of the COVID-19 pandemic. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Developments in other countries may adversely affect the Argentine economy and our financial performance.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy. In addition, Argentina may be affected by economic and market conditions in markets worldwide, as was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009. The COVID-19 pandemic has disrupted and continues to disrupt global and Argentine economies, the full impact of which cannot be accurately predicted at this time.

In the past, emerging market economies have been affected by changes in U.S. monetary policy, at times resulting in the unwinding of investments and increased volatility in the value of their currencies. During 2018, the interest rate curve in the United States shifted upward, generating a generalized devaluation in emerging markets, with the Turkish Lira and the Peso being the most affected currencies against the U.S. dollar. However, in July 2019, the U.S. Federal Reserve cut rates for the first time since 2008, indicating an expectation of lower growth in the future, with long-term rates remaining low during 2020 and 2021. In March 2022, the U.S. Federal Reserve increased the federal funds rate by 0.25% for the first time since December 2018. During 2022, the U.S. Federal Reserve further increased the federal funds rate to a range between 4.25% and 4.50%. On February 2, 2023, the U.S. Federal Reserve further increased the federal funds rate by 0.25 and on March 22, 2023 it further increased the federal funds rate by 0.25 to a range of 4.75% to 5%. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth.

In February 2022, Russian troops undertook a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices (in particular oil and gas), credit and capital markets, increase in our energy and other input costs, and supply chain interruptions for some of our customers, including as a result of uncertainties with regard to Russia’s production and export of oil and gas, aluminum and other materials. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in such countries. Any of the foregoing consequences, including those we cannot yet predict, could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets and, as a result, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Moreover, the exit of the United Kingdom from the European Union, continuing concerns regarding a slowdown of the Chinese economy, terrorist attacks, volatility in the price of crude oil and the impact of the COVID-19 pandemic and its variants may also affect the global economies. In addition, many countries around the world are suffering significant economic and social crises as a result of the COVID-19 pandemic, and these events may continue for a sustained period of time. We cannot assure you that events in other market countries, in the United States or elsewhere will not adversely affect our financial performance.

Government or labor pressure to grant salary increases and/or additional benefits may affect business conditions in Argentina.

In the past, the Argentine government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits to their employees. Additionally, both public and private sector employers have been subject to significant pressure from the workforce and trade unions to grant salary increases and other benefits. The Argentine government has increased the minimum monthly salaries on numerous opportunities. In addition, the Argentine government has arranged other measures to mitigate the impact of inflation and exchange rate fluctuation in wages, or the consequences of the COVID-19 pandemic.

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

In the past, the Argentine government has increased state intervention in the economy, including through expropriation and nationalization measures, price controls, exchange controls, establishment of minimum salary levels and mandatory employee benefits and restrictions on capital flows. For example, in 2008, the administration absorbed and replaced the former private pension system for a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, have since been administered by the Argentine Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES”). In 2014, the Argentine government enacted law No. 26,991, which enables the Argentine government to intervene in certain markets when it considers that any party to the market is trying to impose prices or supply restrictions in the market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called “basic needs goods”), and grants broad powers to the relevant enforcing agency (Secretariat of Commerce) to become involved in such processes. In June 2020, the Argentine government ordered the 60-day temporary intervention of the cereal producer group Vicentín S.A.I.C. to ensure the continuance of the company’s operations and to preserve jobs and assets. In addition, as a result of the public health emergency declared by the Argentine government due to the COVID-19 pandemic, several measures have been adopted to limit the impact on the Argentine economy, including freezing rent prices and public services tariffs, and the prohibition of work dismissals, among others.

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

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2022 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 94, up from 96 in the index for 2021, but down from 78 in 2020.

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

Financial institutions are subject to significant regulation relating to functions that historically have been determined by the Central Bank, the Financial Information Unit (Unidad de Información Financiera or “UIF”) and the CNV. The number of these regulations have increased in recent years. See “Item 4.B. Business Overview—Government Measures in Response to the COVID-19 Pandemic.” These regulations include: (i) floor on interest rates on time deposits and subsidized rates on mandatory credit lines to SMEs, (ii) minimum capital requirements; (iii) mandatory reserve requirements; (iv) requirements for investments in fixed rate assets; (v) lending limits and other credit restrictions, including mandatory allocations; (vi) limits and other restrictions on fees; (vii) reduction of the period for the financial institutions to deposit the amount of sales made with credit cards in the corresponding accounts of the sellers; (viii) limits on the amount of interest banks can charge or pay, or on the period for capitalizing interest; (ix) accounting and statistical requirements; (x) limits on dividends; (xi)  reporting or controlling regimes as agents or legally bound reporting parties; (xii) changes in the deposit insurance regime and (xiii) prior approval of the Central  Bank for any decision regarding closing of branches. See “Item 4—Information of the Company—Argentine Banking Regulation Overview”.

We have no control over governmental regulations or the rules governing all aspects of our operations. The Central Bank may penalize our main subsidiary, the Bank, in case of any breach of applicable regulations. Similarly, the CNV, which authorizes our securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions on us and our Board of Directors for breaches of corporate governance.

The absence of a stable regulatory framework in Argentina for financial institutions and the imposition of measures that affect the profitability of financial institutions and limit the possibility of covering their positions against currency fluctuations result may limit the decisions that financial institutions, including the Bank, can make on asset allocation, which may adversely affect future financial activities and our result of operations. There can be no assurances that new and tighter regulations will not be implemented in the future, which could cause uncertainty and could negatively affect our future financial activities and results of operations. In addition, existing or future legislation and regulation may require us to make material expenditures to avoid any material adverse effect on our consolidated operations.

The stability of the Argentine financial system depends upon the ability of financial institutions, including the Bank, the main subsidiary of the Group, to retain the confidence of depositors.

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

Since most term deposits are short-term deposits with a maturity of less than three months, a substantial portion of the loans have very short maturity, and there is a small portion of medium- and/or long-term credit lines. The uncertainty about the ability to reduce inflation in the future has had, and may continue to have, a significant impact on both the supply of, and demand for, long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected.

The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector continues to be affected by adverse macroecononic conditions in Argentina.

As a result of Argentina’s macroeconomic environment, the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly since 2018, affecting the asset quality of financial institutions, including the Bank. According to data published by the INDEC, while Argentina’s GDP decreased by 9.9% in 2020 due to the impact of the COVID-19 pandemic and the measures taken by the Argentine government to contain the spread of the virus, Argentina’s GDP increased by 10.4% in 2021 and 5.2% in 2022, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy. In 2021 and 2022, the asset quality of Argentine financial institutions improved.  However, although Argentina’s GDP has surpassed pre-pandemic levels, the Argentine economy remains fragile and volatile, with inflation increasing from 51.4% in 2021 to 94.8% in 2022. In turn, in 2022 the financial system in Argentina recorded low credit demand with loans to GDP at a historical low rate of 7.3% which reflects a significantly low level of indebtedness of individuals and entities.

If customers are not able to repay their loans the quality of the Bank’s assets may further deteriorate and loan loss provisions may increase, which could, in turn, adversely affect our results of operations and financial condition.

Argentine financial institutions, including us, continue to have significant exposure to public sector debt, including securities issued by the Argentine Central Bank, and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine and the provincial government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Argentine financial institutions usually hold public sector debt issued by the national, provincial and municipal governments and securities – generally short term – issued by the Central Bank as part of their portfolios. As of December 31, 2022, the exposure of the financial institutions to the public sector represented 14.4% of total assets and their holdings of short-term securities issued by the Central Bank represented 29% of total assets, reflecting the investment of the excess cash liquidity derived from the increase in deposits and weak credit demand. As of December 31, 2022, our exposure to the public sector amounted to Ps.58.8 billion, representing 8.6% of our total assets as of that date and our exposure to short term securities issued by the Central Bank and repo transactions with Central Bank amounted to Ps.248.7 billion or 35.7% of our total assets as of such date.

In the past, the Argentine government extended the maturities of certain securities. By virtue of Executive Decrees No. 596/2019 and No. 609/2019, the maturity date of short-term public sector debt securities (“Letes,” “Lecaps,” “Lelink” and “Lecer”) was extended to February 2020. Afterwards, through Decree No. 346/2020, the Argentine government further extended the maturity date of certain “Letes” to December 31, 2020. In February 2020, through Joint Resolution 6/2020, certain “Lecaps” and “Letes” which had already been reprofiled pursuant to the aforementioned Executive Decrees No. 596/2019 and 609/2019 were subsequently exchanged for Peso-denominated treasury bills (“Lebads”) maturing in September 2020. In April 2020, the Argentine government issued the Decree No. 346/2020, by which the repayment of Argentine law-governed U.S. dollar-denominated notes was postponed to December 31, 2020, including the abovementioned “Letes.” On January 13, 2023, the Argentine Secretaries of Finance and Treasury issued the joint resolution 3/2023 pursuant to which a non-transferable national treasury bill denominated in U.S. dollars and maturing on January 16, 2033 will be issued to the Central Bank for an amount of up to U.S.$7,132,655,012, in accordance with the terms and conditions set forth in such resolution. On February 17, 2023, the Argentine Secretaries of Finance and Treasury further issued the joint resolution 8/2023 pursuant to which the amount of the aforementioned non-transferable national treasury bill was increased up to U.S.$17,849,809

On March 9, 2023, the Argentine government completed an offer to exchange a part of its sovereign debt denominated in Pesos which amounted to Ps.4.34 billion and matured in March, April, May and June 2023. The exchange offer was accepted by 64% of the eligible bondholders and, as a result of the exchange, the maturities of the exchanged debt instruments were extended. The debt instruments which were issued as a result of the exchange have an average maturity of aproximately 18 months.

Decree 163/2023, which was approved on March 23, 2023, sets forth that bills denominated in U.S. dollar and issued under Decrees Nos. 622/2021, 576/2022 and 787/2022 will be exchanged on their maturity dates with new securities. The terms and conditions of these new securities will be determined by the Argentine Secretaries of Finance and Treasury. Additionally, Decree 164/2023 sets forth that the jurisdictions, entities and funds described therein, which are related to the Argentine public sector, must sell their holdings of securities issued by the Argentine government and denominated in U.S. dollars, or deliver such securities to the Argentine Treasury in exchange of other government securities.

Should the public sector fail to fulfill its commitments in due time and proper form, this could have an adverse effect on our business, financial situation and results of operations.

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

If financial intermediation activity volumes relative to GDP continues to decline, the capacity of financial institutions, including the Bank, our main subsidiary, to generate profits may be negatively affected.

As a result of the 1999-2002 financial crisis, as a result of which the Argentine economy fell 18.4%, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of that crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Although private credit relative to GDP grew after the 1999-2002 financial crisis, since 2018 credit contracted in real terms as a result of the negative economic growth and increasing inflation. Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the 1999-2002 crisis and also from prior years, especially in the case of private-sector deposits and loans, which amounted to 18.3% and 7.3% of GDP, respectively, as of December 31, 2022.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes and businesses to provide financial institutions, including the Bank, with sufficient capacity to generate income, which may, in turn, impact our results of operations.

Enforcement of creditors’ rights in Argentina may be limited, costly and lengthy.

In the past, in order to protect debtors affected by the economic crisis in 2001 and 2002, the Argentine government adopted measures in the beginning of 2002 that suspended proceedings to enforce creditors’ rights upon debtor default, including mortgage foreclosures and bankruptcy petitions. More recently, the Argentine government took other temporary measures, such as the suspension of mortgage foreclosures during the COVID-19 pandemic, which limited the ability to enforce creditors’ rights.

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

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates and fees that financial entities may charge to clients and merchants, and enable courts to decrease the interest rates and fees agreed upon by the parties if they are deemed excessively high. A change in the applicable law or court decisions lowering the cap on interest rates and fees would reduce the Bank’s revenues, which could negatively affect our consolidated results.

Class actions against financial institutions for an undetermined amount may adversely affect the profitability of the financial system and of some of our subsidiaries such as the Bank and InvertirOnline S.A.U.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including the Bank and InvertirOnline S.A.U. See “Item 8.A. Consolidated Statements and Other Financial Information.” The Argentine national constitution and the Consumer Protection Law contain certain provisions regarding class actions, although their guidance with respect to procedural rules for class action cases is limited. Argentine courts have admitted class actions in various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. Some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect the Argentine Financial System.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Argentine financial system has exposure to many different industries and counterparties, including to counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients, which exposes the Argentine financial system to credit risk in the event of a default by a counterparty or client.

The impact of recent developments in the global financial sector, including policy responses, represents a significant source of uncertainty for the economy, particularly for banking institutions and, more broadly, the financial markets. The Argentine financial system may be adversely impacted by such developments, including resulting from overall declines in confidence in the global banking system, in ways that we cannot predict at this time. Even without additional bank closures, uncertainty caused by recent bank failures – and general concern regarding the financial health and outlook for other financial institutions – could have an overall negative effect on the Argentine financial system and financial markets generally.

The recent developments may also have other implications for broader economic and monetary policy, including interest rate policy, and may impact the financial condition of banks and other financial institutions outside of the United States.  As a consequence of the instability in the banking system that began in the United States on March 15, 2023, the shares of the Swiss bank Credit Suisse plummeted up to 30%, and the sales continued even after the first attempt by the Swiss National Bank to stop the fall of Credit Suisse, when an injection of liquidity was made to face the withdrawal of customer deposits. On March 19, 2023, UBS Group AG announced that it had agreed to acquire Credit Suisse Group AG, with support from the government of government of Switzerland, following deterioration of the financial condition of Credit Suisse.  There is no guarantee that the U.S. or other international governmental authorities will provide access to uninsured funds or other governmental support in the future in the event of the failure or financial distress of other banks or financial institutions, or that they would do so in a timely fashion.

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

If there is a breach of the applicable regulations or Grupo Supervielle’s ethics and compliance regulations or if the competent authorities consider that the Bank or one of our subsidiaries do not perform the necessary due diligence inherent to their activities, such authorities could impose limitations on our activities, the revocation of our authorizations and licenses, and economic penalties, in addition to having significant consequences for our reputation, which could have a significant adverse impact on our business, financial condition and results of operations. Furthermore, we may conduct investigations related to violations of ethics and compliance regulations, and any such investigation or any related procedure could be time consuming and costly, and its results difficult to predict.

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

On December 21, 2022, the Argentine Supreme Court partially granted the precautionary measure filed by the government of the Autonomous City of Buenos Aires and ordered the Argentine government to deliver 2.95% of the funds referred to in Article 2 of Law 23,548 to the Autonomous City of Buenos Aires. In addition, the Argentine Supreme Court ordered the Argentine government to refrain from applying Law 27,606, which sets the right of the Autonomous City of Buenos Aires to participate in the collection of taxes administered by the Argentine government until the resolution of these legal proceedings.

We are exposed to risks in connection with climate change.

We are exposed to risks in connection with climate change as a result of our financial activities. These risks may be classified into two types of risks:

(i)physical risks, which arise from climate changes that impact the economy such as flooding, wildfires, earthquakes and extreme weather impacts, including extreme heat and sea level rise. These events could have a negative impact on our operations or those of our customers or third parties on which we rely and do business with.; and
(ii)transition risks, which arise from the transition to a low-carbon economy through changes in regulations, policies, technologies and consumer preferences, among others, which could negatively impact our expenses, investments and business strategies.

These categories of risks could materialize, among others, in the following risks:

●Legal and regulatory risks. Banking regulators, such as the Basel Committee on Banking Supervision and the Argentine Central Bank, supervisory authorities, investors and other stakeholders have increasingly showed interest in the role of financial institutions as key actors to address the risks related to climate change. Regulatory changes regarding how banks manage climate risk may result in higher compliance, operational and credit risks and costs.
●Technological risks. Certain of our counterparties, customers or related parties may be adversely affected by the progressive transition to a low-carbon economy and/or risks associated with new low-carbon technologies. If our customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect our loan portfolio.
●Market and liquidity risks. The funding costs of businesses that are perceived to be more exposed to climate and environmental risks could increase, which may result in the deterioration of their creditworthiness and credit ratings, adversely affecting our loan portfolio. The Group could also be adversely affected by changes in demand brought by climate change, as well as changes in energy and commodity prices, corporate bonds, equities and certain derivatives contracts.
●Reputational risks. The perception of our customers or the communities in which we operate on our practices related to climate change and the transition to a lower-carbon economy may damage our reputation. In addition, increased scrutiny of climate change-related policies and disclosure may result in litigation and regulatory investigations and/or actions.

We are also exposed to potential long-term risks arising from climate change and environmental damage, such as a deterioration of credit assets due to the impairment of macroeconomic conditions as a result of climate-related risks.

We take climate change into consideration within our social economic and environmental risk policies and we are committed to enhance processes to embed climate risk considerations into our core processes and risk management cycle. However, the nature of the risk drivers related to climate change may not be predictable and is rapidly evolving. Therefore, our risk management strategies may not be effective in mitigating climate risk exposure. As the risks, perspective and focus of regulators, shareholders, customers, employees, and other stakeholders regarding climate change are evolving rapidly, it can be challenging to evaluate the real impact of climate change-related risks, compliance risks, and uncertainties on our activity. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

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

In particular, our results of operations depend to a great extent on our net financial income. In 2020, 2021 and 2022, net financial income represented 87.8%, 89.8% and 94.5%, respectively, of our net operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net financial income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns. Frequent regulatory changes, high inflation and frequent currency devaluations have also led to fluctuations in interest rates which could also impact spreads. Moreover, since 2020, the Central Bank has imposed minimum interest rates paid on time deposits and maximum interest rates on credit cards financing, and established some credit lines to be granted to SMEs at preferential interest rates, pressuring margins downwards.

In addition, a change in the composition of the source of funding, which includes a relevant portion of non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of bearing interest liabilities. Further reduction in spreads could have a material adverse effect on our business, results of operation and financial condition. We cannot guarantee that interest rate spreads will remain attractive.

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

The loan portfolio of the Personal & Business Banking segment, includes individuals and small business with annual sales of up to Ps.300 million and SMEs with annual sales over Ps.300 million and below Ps.3.0 billion. As of December 31, 2022, the Personal & Business Banking segment included the loan portfolio transferred from IUDÚ (the “consumer customer portfolio”). As of the same date, the Personal & Business Banking segment excluding the consumer customer portfolio represented approximately 58% of the consolidated loan portfolio (net of provisions), while the consumer customer portfolio represented approximately 6% of the consolidated loan portfolio. Within the 58% share of the Personal & Business Banking Segment excluding IUDÚ, 48% corresponds to individuals, while 9% corresponds to Small Businesses & SMEs. Morover, loans to lower-risk payroll and pension clients accounted for 53% of our total loans to individuals. If the economy in Argentina experiences a significant downturn, this could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our financial condition and results of operations.

Pursuant to IFRS 9, the Bank, establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. In this process, our subsidiaries rely on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ probability of default (“PD”), as well as the exposure at the time of default (“EAD”) and the proportion of each unfulfilled loan that the entity is able to recover (i.e., loss given default  or “LGD”). Based on these parameters, we estimate our expected loss (“PE”) and economic capital. At the same time, we assess expected credit losses on a forward-looking basis, incorporating the impact of updated macroeconomic scenarios in the variables which we consider affect credit risk.

During 2020, the Central Bank established several measures in favor of debtors, including an automatic rescheduling program on unpaid loans installments maturing between the months of April 2020 and March 2021. Although these measures are no longer in force, they had a negative impact on our consumer finance business.

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

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES. In December 2022, the Bank made payments on behalf of ANSES to approximately 661,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (21% as of December 31, 2022) from the sale of financial services to senior citizens. The agreement with ANSES is an agreement that must be signed by any bank that intends to pay pensions or benefits on behalf of ANSES. The current agreement with ANSES expires on June 30, 2023. In addition, ANSES has the right to terminate the agreement with a 90 day prior notice.

The termination of the agreement with ANSES or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 21, 2023, 61,738,188 Class A shares and 74,621,278 Class B shares. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We depend on the efficient and uninterrupted operation of internet-based and on-premise data processing, communication and information exchange platforms and networks, including those systems related to the operation of our online platforms and ATM network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers and to us. In addition, we provide our customers with continuous remote access to their accounts and with the possibility of transferring substantial financial assets using electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents, such as computer break-ins, viruses, ransomware, denial-of-service attacks, phishing, identity theft and other disruptions, could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with us.

With the outbreak of the COVID-19, we had to transition a significant part of our workforce to work remotely, which continues as of the date of this annual report and which may exacerbate certain risks to our business, including an increased reliance on information technology (“IT”) resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information. In addition, during the COVID-19 pandemic, the number of cybersecurity attacks performed through email, short message service, instant messaging systems and other social networks increased. As cyberattacks evolve and become more sophisticated, companies strengthen their prevention and monitoring efforts and adopt new measures to mitigate cybersecurity risks, such as those related to remote work security. Our system monitoring capabilities have been reinforced, with special attention to critical assets that support business processes to prevent the materialization of threats and, where appropriate, to identify and respond immediately to any security incident that may occur. Our prevention, detection, and response capabilities have also been strengthened through the use of integrated information sources, enhanced analytical capabilities, and automated platforms. For example, our cybersecurity security operations center (“SOC”) allows us to detect and respond to cyberattacks performed on our users and our infrastructure by combining information on cyberthreats. In addition, our threat intelligence service proactively detects cyberattacks against our key executives and our infrastructure, as well as data leaks, among others. The main objective of these measures is to ensure an immediate and effective response to any security incident that occurs through the coordination of the different business and support areas involved to reduce the possible negative impact and, where appropriate, report said incident in a timely manner to the corresponding supervisory or regulatory authorities.

During 2022, we focused on the review and development of information and data processing policies, the data protection and processes in the cloud, the protection of sensitive data and the classification of information, among others. Moreover, we have developed policies pursuant to which we classify information in order to assign a level of criticality and assess the protection measures to be taken. These documents are a key measure to protect the information we handle and ensure that it is being treated appropriately. Additionally, during 2022 we improved our customer authentication scheme through soft tokens, a tool that is used to generate random, temporary, and unique access codes that are used to authenticate and revalidate customers and their online transactions. We believe that these measures will help reinforce our security layers and help us protect the financial, transactional and personal information that we handle.

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

We are a holding company and our ability to pay dividends depends on the cash flow and distributable income of our operating subsidiaries. We and our subsidiaries are subject to contractual, legal and regulatory requirements affecting our ability to pay dividends. In particular, dividend distribution by the Bank are subject to the requirements established by the rules of the Central Bank, as amended from time to time. Pursuant to such regulations, dividend distributions shall be admitted as long as none of the following circumstances apply: (i) the financial institution is subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL; (ii) the financial institution is receiving financial assistance from the Central Bank; (iii) the financial institution is not in compliance with its reporting obligations to the Central Bank; (iv) the financial institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; (v) if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or (vi) if the financial institution did not comply with the applicable Additional Capital Margins (as defined below). Financial institutions that comply with all of the above mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income,” (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”) or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency.

Although distribution of dividends to us by the Bank has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting without its prior consent, or such authorization may not be for the full amount of distributable dividends. In December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends from January 1, 2022 to December 31, 2022 for up to 20% of their dividends accumulated by December 31, 2021. Those financial entities authorized by the Central Bank to distribute their profits should make such distribution in 12 equal, monthly and consecutive installments. On December 15, 2022 by means of Communication “A” 7659, the distribution of dividends by financial entities was temporarily suspended until December 31, 2023. Nevertheless, on March 9, 2023, by means of Communication “A” 7719 the Central Bank revoked the suspension of the distribution of dividends of financial institutions (item 4. of communication “A” 7659), and established that from April 1, 2023 through December 31, 2023, those financial institutions that have been authorizated by the Central Bank may distribute profits in six equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2022, the ten largest companies in terms of market capitalization represented approximately 66% of the aggregate market capitalization of ByMA. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the Depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, exchange controls imposed by the Central Bank could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D. Exchange Controls.”

Substantial sales of our Class B shares or the ADSs could cause the price of the Class B shares or of the ADSs to decrease.

We may have shareholders that own a substantial amount of our Class B shares or ADSs. If such shareholders decide to sell a substantial amount of our Class B shares or the ADSs, or if the market perceives they intend to sell a substantial amount of our Class B shares or the ADSs, the market price of our Class B shares or the ADSs could drop significantly.

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

Banco Banex S.A.

In 1969, Jules Henri Supervielle, the father of Julio Patricio Supervielle, our controlling shareholder, and cousin of the Supervielle family members who had owned and managed Banco Supervielle de Buenos Aires S.A. until 1964, founded Exprinter de Finanzas S.A., which became Exprinter Banco S.A. in 1991. On July 15, 1996, Exprinter Banco S.A. acquired 100% of the capital stock of Banco San Luis S.A. pursuant to a public bidding process organized by its owner, the Province of San Luis. The acquisition was part of a strategic plan aimed at growing in the interior of Argentina and penetrating the retail and the SMEs segments. In 1998, Exprinter Banco S.A. and Banco San Luis S.A. merged to create Banco San Luis S.A. Banco Comercial Minorista, and was later renamed Banco Banex S.A. In 2001, Banco Banex S.A. acquired several branches of Banco Balcarce S.A.

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

Acquisition of Tarjeta Automática S.A.

On February 25, 2022, March 31, 2022 and June 27, 2022, IUDÚ made contributions to Tarjeta’s equity in the amounts of Ps.150 million, Ps.150 million and Ps.250 million, respectively. Following these capital contributions, as of the date of this annual report, IUDÚ, Grupo Supervielle, and the Bank hold 91.25%, 7.85% and 0.9% of Tarjeta’s equity, respectively. On December 14, 2022, the Bank, as the absorbing entity, and Tarjeta, as the absorbed entity, entered into a merger agreement, pursuant to which Tarjeta will merge into the Bank. While the consumer finance business of Tarjeta was integrated into the Bank during the fourth quarter of 2022, the merger is subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023.

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

On December 14, 2022, the Bank, as the absorbing entity, and IUDÚ, as the absorbed entity, entered into a merger agreement, pursuant to which IUDÚ will merge into the Bank. While the consumer finance business of IUDÚ was integrated into the Bank during the fourth quarter of 2022, the merger is subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023.

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

Creation of Fideicomiso Financiero Fintech Supervielle I

On February 16, 2018, our Board of Directors approved the creation of Fideicomiso Financiero Fintech Supervielle I to invest in financial technology (fintech) and insurance technology (insurtech) start up projects in an amount up to U.S.$3 million. The Fideicomiso Financiero Fintech Supervielle I has made investments with minor participations in the following start-up projects since its creation: 123Seguro, Increase, Avancargo, Blended, SixClovers and Lemon Cash. The Fideicomiso Financiero Fintech Supervielle I is financed by Grupo Supervielle and the Bank. On July 15, 2022, the Fideicomiso Financiero Fintech Supervielle I entered into a limited partnership agreement with Alaya Capital Partners III LP pursuant to which the Fideicomiso Financiero Fintech Supervielle I made a contribution of all its participations in the aforementioned start-up projects to Alaya Capital Partners III LP.

Acquisition of Micro Lending S.A.U.

On April 6, 2018, Grupo Supervielle approved an offer to acquire 100% of the share capital of MILA. MILA specializes in car financing, particularly in used cars. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

Acquisition of the capital stock of InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. (renamed as Portal Integral de Inversiones S.A.U.)

On May 24, 2018, we acquired the capital stock of the online trading platform IOL invertironline through the purchase of InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. In July 2021, the platform was renamed IOL invertironline. On April 19, 2022, InvertirOnline.com Argentina S.A.U. was renamed as Portal Integral de Inversiones S.A.U.

Conversion of Class A shares

On April 24, 2019, as requested by Mr. Julio Patricio Supervielle, our Board of Directors authorized the conversion of 65,000,000 Class A shares, with a par value of Ps.1.00 each and entitled to five votes per share, held by Mr. Supervielle, into Class B shares, with a par value of Ps.1.00 each and entitled to one vote per share, pursuant to Section 6(b) of our bylaws. On May 9, 2019, the conversion was approved by the CNV.

Creation of Bolsillo Digital S.A.U.

On June 12, 2019, we created Bolsillo Digital. This company is a fintech which was introduced in the fast-growing industry of means of payment, which designs and develops products and services for payment processing, thereby offering solutions to businesses and individuals and facilitating their integration into the digital payment systems by using mobile points of sale (“MPOS”) and mobile wallet products. On August 5, 2021, Grupo Supervielle transferred its shares of Bolsillo Digital to its subsidiary Banco Supervielle S.A. as part of its strategy within the industry of means of payment. Bolsillo Digital’s main activity in 2022 was to provide payment services under its brand Boldi (“Boldi”).  In February 2023, the Bank entered into an agreement with Alau Tecnología S.A.U. (“UALA Bis”) pursuant to which the Bank referred users of Boldi to UALA Bis. As a result of this transfer, the Boldi app was permanently closed.

Acquisition of deautos.com by Espacio Cordial de Servicios S.A.

On June 18, 2019, Espacio Cordial acquired deautos.com, a platform of new and pre-owned cars and one of the leading websites in its category with more than 10 years operating in the market.

The acquisition of deautos.com platform allowed us to provide a new car digital platform experience for users, integrating and simplifying our offer for financial, insurance and other services within our car segment.

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

Acquisition of Futuros del Sur S.A. (renamed as Supervielle Agente de Negociación S.A.U.)

On December 18, 2019, Supervielle acquired 100% of the share ownership of Futuros del Sur S.A., a brokerage firm seeking to broaden the investment and financial services it provides to institutional and corporate customers and also drive efficient and profitable cross selling. On January 24, 2022, Futuros del Sur S.A. changed its corporate name to Supervielle Agente de Negociación S.A.U.

Acquisition of Easy Cambio S.A. (renamed as Dólar IOL S.A.U.)

In October 2020, Grupo Supervielle acquired Easy Cambio S.A., a foreign exchange broker authorized by the Central Bank. On March 17, 2022, Easy Cambio S.A. changed its corporate name to Dólar IOL S.A.U. On November 17, 2022, the board of directors of Dólar IOL resolved to cease the activity of the company as a foreign exchange broker given its low operation volumes since May 2021. On November 17, 2022, Dólar IOL requested to the Central Bank the cancellation of the authorization to carry out exchange operations and to revoke the registration of the company from the Central Bank’s Registry of Foreign Exchange Operators (Registro de Operadores de Cambio). As of the date of this annual report, these requests are pending authorization from the Central Bank.

Acquisition of the capital stock of IOL Holding S.A. and IOL Agente de Valores S.A.

On August 6, 2021, Grupo Supervielle acquired 95% of the shares of IOL Holding S.A., a company incorporated in Uruguay. Sofital acquired the remaining 5% of the shares of IOL Holding S.A.

On August 23, 2021, IOL Holding S.A. acquired 100% of the shares of IOL Agente de Valores S.A., a company incorporated in Uruguay which is expected to provide security dealer services. On June 16, 2022, the Central Bank of Uruguay authorized IOL Agente de Valores to act as a security dealer providing services to non-residents of Uruguay. IOL Agente de Valores S.A. is expected to provide its services through an online platform to non-residents of Uruguay who may be based in Latin America and seek to participate in the U.S. capital markets.

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

Our company takes advantage of the following strengths and opportunities:

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
●	We have a strong liquidity and a solid capital base which support our growth initiatives. In addition to organic growth, we have significantly increased our business through acquisitions which have allowed us to expand our private loan market share among financial institutions from 0.1% to 2.9% between December 2002 and December 2022.
●	We are going through a process of cultural and digital transformation. Placing the customer at the center of our decisions, we are advancing on the implementation of a deep cultural and digital transformation across our company, scaling the adoption of agile working methodologies, developing a product-driven culture, leveraging digital marketing and artificial intelligence capabilities, as well as cloud services.
●	We are evolving our customer service model. We are accelerating our transformation initiatives across channels deepening our omnichannel model. This includes developing a modern technological system, evolving our branch model and adding application program interface (“API”) capabilities to connect to third parties and prepare for open banking, while improving the customer journey and driving efficiency. Our goal is to offer our customers a Human Banking Experience that combines the use of technology with our staff assistance to provide our customers the best of both worlds.
●	We are building a service ecosystem. We continue to build our ecosystem integrating our service offerings and adding third-party partnerships, improving customer experience, while driving synergies among our different verticals, increasing customer loyalty and pursuing cross selling initiatives.

Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and the CEO of Grupo Supervielle and has led Grupo Supervielle for over 20 years. During his tenure, we have experienced growth in terms of net worth, assets, deposits, our network and customer base, and we have successfully completed some of our most significant acquisitions. We rely on our Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance. Our subsidiaries are: (i) Banco Supervielle, which is the eighth largest private bank in Argentina in terms of loans; (ii) Supervielle Seguros, an insurance company; (iii) Supervielle Productores Asesores de Seguros, an insurance broker; (iv) Supervielle Asset Management, a mutual fund management company; (v) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers; (vi) IOL invertironline, a broker specialized in online trading and a platform that offers online services related to financial investments; (vii) Espacio Cordial, an entity offering retail non-financial products, assistance, services and tourism; (viii) MILA, a company specialized in car financing; and (ix) IUDÚ and Tarjeta, two companies which had operations in the consumer finance segment until September 2022. Our subsidiaries also include Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, and the following two companies which currently do not have operations: (i) Bolsillo Digital, a company that provided payment solutions to our customers during 2022 through its Boldi brand; and (ii) Dólar IOL S.A. On December 14, 2022, the Bank, as the absorbing entity, and Tarjeta and IUDÚ, as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta and IUDÚ will merge into the Bank. While the consumer finance businesses of Tarjeta and IUDÚ were integrated into the Bank during the fourth quarter of 2022, the effective mergers are subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023.

In 2022, we continued to operate in an adverse macroeconomic environment characterized by the highest levels of inflation recorded in decades. Our strategic focus was on driving higher operating leverage, which we achieved by advancing our digital transformation which we started to implement in recent years and our process of modernizing infrastructures and resizing the Bank’s branch network. As of December 31, 2022, we had a distribution network that gained efficiency due to the process of consolidation and resizing of 47 branches, including those brands which were part of the transfer of our business of financial agent services which we rendered to the government of the province of San Luis.

In 2022, we also advanced the integration of our consumer finance business into the Bank by completing the transfer of the portfolio and customer base of such business into the Bank. This integration was made mainly due to the negative evolution of the results of our consumer finance segment since the beginning of 2022. The resizing of the consumer finance business as a result of this integration led to a reduction in the number of employees who worked in this business. We expect that this transfer will allow us to take advantage of IUDÚ’s operational efficiencies while we continue to offer the Bank’s broad assortment of financial products and services to our customers.

On a consolidated basis, we had:

●	Ps.696.9 billion in total assets as of December 31, 2022, compared to Ps.760.5 billion in total assets as of December 31, 2021;
●	Ps.247.8 billion in loans as of December 31, 2022, compared to Ps.322.4 billion in loans as of December 31, 2021;
●	Ps.547.5 billion in deposits as of December 31, 2022, including Ps.519.6 billion from the private sector, and Ps.27.8 billion from the non-financial public sector, compared to Ps.561.9 billion in deposits as of December 31, 2021, including Ps.539.5 billion from the private sector and Ps.22.4 billion from the non-financial public sector;
●	Ps. 92.3 billion in attributable shareholders’ equity as of December 31, 2021, compared to Ps.100.3 billion in attributable shareholders’ equity as of December 31, 2021; and
●	3,814 employees as of December 31, 2022, compared to 4,807 employees as of December 31, 2021.

During 2022, we continued to build our ecosystem, and served more than 1.8 million active customers, while we continued to execute on the key strategic pillars of our strategy designed to improve profitability and efficiency. The following chart illustrates our business ecosystem as of December 31, 2022:

Notes: (1) Loans and Deposits Market share: Banco Supervielle Market Share among Argentine Private banks; and (2) Insurance Market share among the insurance lines we underwrite as of the last twelve months as of June 2022, which is the latest information available as of the date of this annual report.

Financial Services

We own the eighth largest Argentine private bank in terms of loans. Through the Bank, we serve 1.6 million individual customers, around 29,000 small businesses, 3,600 SMEs and 1,000 corporates, and we maintain a competitive leading position in certain strategic segments.

According to calculations based on Central Bank and other third-party information, our share for the following products is as follows:

●	total loans: our market share as of December, 2022 was 2.9%, compared to a 2.9% market share as of December, 2021;
●	total deposits: our market share as of December, 2022 was 2.9%, compared to a 3.0% market share as of December, 2021

Additionally, based on the latest information published by ANSES, we made 9.1% of all social security payments to senior citizens in Argentina as of September 30, 2022, compared to 9.8% as of December 31, 2021.

Through the Bank, we maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis.

Moreover, we are advancing on our omnichannel strategy and developing a hybrid model including virtual branches to expand our footprint and offer banking services anywhere and anytime. This model combines the efficiencies of a virtual branch with the strength of face-to-face interactions.

We also continue to make significant progress on our branch transformation, implementing a new service model and updating our network. In 2022, we udpated and expanded our services to SMEs and multi-segment businesses to 20 branches which previously offered services only to senior citizens. In 2022, the total number of our currency in-person transactions declined to 2% of total transactions in December 2022 from 4% of total transactions in 2021 and 19% in March 2020, before the COVID-19 outbreak. We expect to continue to work towards expanding our digital footprint and increasing customer acquisition through digital channels, virtual branches and transformed branches.

As of December 31, 2022, the Bank’s retail digital customers increased 46% to 793,000 customers, from 542,000 customers as of December 31, 2021.

In 2022, the Bank increased the share of personal loans granted through digital and automatic channels to 34% of the total personal loans, from 23% in 2021 and 7% as of March 2020, before the COVID-19 outbreak. As of December 31, 2022, asset management retail customers increased by 59% to 12,500 from 7,852 asset management retail customers in 2021, and assets under our management increased by 139% to Ps.5.8 billion from Ps. 2.4 billion assets in 2021.

During 2022, we also expanded the E&P, SMEs and middle market customers by nearly 9% compared to 2021. As of November 30, 2022, we also increased our share of total system customers by over 25 basis points to 5.31% of total customers from 5.06% in December 31, 2021, regaining our leading market position in leasing and posted share increases across payroll services, sight deposits and assets. As of December 31, 2022, the percentage of our customers who used transactional products over our total customers (i.e., our transactional cross selling) increased to 58.9% compared to 51.7% as of December 30, 2021, which allowed us to improve funding.

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

As of December 31, 2022, we have issued 455,000 insurance policies to individuals and more than 3,000 insurance policies to commercial customers, and reached 1.91% market share among the insurance lines we underwrite.

Investments & Savings solutions

We offer investments and savings solutions to our customers through a wide range of products. Through Supervielle Asset Management, we have 15 mutual funds designed to meet customers’ particular investment objectives and risk profiles. As of December 31, 2022, monthly average assets under management accounted for Ps.129.3 billion, compared to Ps. 73.7 billion monthly average assets under management as of December 31, 2021.

IOL invertironline ranked sixth in the ByMA exchange ranking on Equity, CEDEARs (Certificado de Depósito Argentinos) with a 3.9% market share and fourth in options trading. As of December 31, 2022, we had 117,249 customers through IOL invertironline, which represents an increase of 7.4% compared to 2021. Additionally, we contribute to improve financial education with around 6,500 participants attending financial courses education offered by IOL invertironline in 2022.

Payments

In 2020, we joined Play Digital S.A. (“Modo”), the systemic payment solution for banks in Argentina, as shareholder, with the aim of expanding the offer of financial services to our clients throughout the country, integrating technologies that facilitate the use of our applications on mobile devices, allowing them to operate in the digital market for payments and transfers through a systemic solution of the highest quality standard. In 2021, we integrated Modo into our Supervielle App, an online banking platform, and our Supervielle Jubilados App, which serves to provide services to senior citizens, such as information on check payments and payment receipts, and cash withdrawals. In 2022, our Supervielle App for individuals implemented a functionality through which individuals are able to make payments using quick-response (“QR”) codes using credit, debit and account debit cards.

In 2022, we also provided payment and collection services to businesses under our brand Boldi. In February 2023, the Bank entered into an agreement with UALA Bis pursuant to which the Bank referred users of Boldi to UALA Bis. As a result of this transfer, the Boldi app was permanently closed.

Mobility-Cars

In 2018, we started to develop our mobility car business with the acquisition of MILA, a company that specializes in car financing. In December 2021, we signed an agreement to finance the operation of KAVAK, a digital platform for the sale of used cars. As a result of this financing, KAVAK provides a wide range of financial and non-financial services to its customers and its customers receive exclusive benefits.

Non financial services and products: Retail and Leisure, and Medical plans

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact though our brands Cordial and Tienda Supervielle marketplace which was used to sell home appliances, technology, home and furniture, sport products, wellness and beauty, and tourism among others. During 2022, we sold more than 10,000 retail and leisure products, and as of December 31, 2022, we had 313,000 active medical plans.

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

The industry in which we operate have been affected by the economic conditions in Argentina over the last several years. Although Argentina’s GDP increased by 10.4% and 5.2% in 2021 and 2022, respectively, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy, inflation in Argentina increased to 51.4% in 2021 and to 94.8% in 2022. While the Argentine government is adopting measures to stabilize the Argentine economy, the financial system in Argentina continues to face considerable macroeconomic and regulatory challenges that we expect will go beyond 2023. During 2021 and 2022, the financial system in Argentina has been impacted by certain regulations such as minimum rates for time deposits, caps on interest rates on certain loans, mandatory loans, limits on LELIQ holdings, foreign exchange market restrictions, and negative real interest rates. As a result, as of December 31, 2022, the financial system in Argentina had low credit demand with loans to GDP and deposits to GDP at historical low rates of 7.3% and 18.3%, respectively.

Concurrently, the COVID-19 pandemic has changed how people conduct their personal and business relations through digital means and remote working. In order to adapt to these changes and the evolving environment in which we operate, we accelerated the transformation of our core business across our subsidiaries to anticipate our clients’ new needs by offering our clients banking services that combine the use of technology with our in-person and digital staff assistance, which allows us to increase the efficiency of our services.This transformation includes implementing updated IT systems by adding APIs, and transitioning to a data driven enterprise and to a hybrid multi cloud. In addition, our branch network uses competitive technologies to facilitate self-service banking services, expand our services to SMEs and increase the availability of our banking services.

During 2022, we continued to execute our key strategic pillars to improve our return on equity and drive long term value creation. These strategic pillars are:

●	enhance the customer experience;
●	accelerate client acquisition in profitable segments;
●	expand digital adoption;
●	continue to capture operating efficiencies;
●	lower cost of funding; and
●	maintain healthy asset quality.

During 2022, we revised our strategy for our consumer finance business and IUDÚ’s digital banking services, which had negatively impacted our results of operations. As a result, we transferred clients and loans to the bank and reduced our number of employees. Moreover, on December 14, 2022, the Bank, as the absorbing entity, and IUDÚ and Tarjeta, as absorbed entities, entered into merger agreements, pursuant to which IUDÚ and Tarjeta will merge into the Bank. While the consumer finance businesses of Tarjeta and IUDÚ were integrated into the Bank during the fourth quarter of 2022, the mergers are subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023. In line with our strategy to focus on profitability and lower exposure to the consumer finance segment, on March 1, 2023, the Bank and Dorinka S.R.L (“Dorinka”) agreed to terminate the financial service agreement that IUDÚ (the Bank’s consumer finance business) had entered into with Dorinka on August 24, 2021, pursuant to which IUDÚ offered its financial products and services through Dorinka’s points of sale. Dorinka is part of the De Narváez Group, which acquired the operations of Walmart in Argentina in November 2020.

We also adopted measures to optimize our branch network. These measures included (i) transferring 18 branches that provided services to the government of the Province of San Luis, and (ii) filing requests with our regulators to close 29 branches, 9 of which have already been approved and closed. Moreover, as of December 31, 2022, our number of employees was reduced by 21% compared to 2021, including reductions of 96%, 5% and 35% of the number of emplyees of IUDÚ, the Bank and IOL invertironline, respectively,

During 2022, we remained focused on incrasing our revenue growth. During 2022, we prioritized customer acquisition resulting in 100,000 new retail customers and 3,600 new corporate and SMEs customers compared to 2021. During 2023, we expect to prioritize monetization and cross-sell to increase our market share on our target customers. During 2022, we also continued to focus on our customers’ needs and integrating our service offerings. In order to achieve these objectives, we entered into partnerships with third parties, improved customer experience, created synergies among our segments, increased our customers’ loyalty and pursued cross-selling initiatives.

As of the date of this annual report, we serve more than 1.8 million customers through this ecosystem. Improving asset quality and funding are two other key pillars of our strategy where we are also advancing despite the challenging context. While accelerating inflation and high market interest rates are weighing heavily on industry loan demand, our prudent approach to asset quality has allowed us to maintain stable and healthy asset quality levels. We expect to deliver loan growth and customer acquisition with a more efficient structure, driving sustainable profitability, subject to market conditions.

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

In 2022, in the environmental area, we managed to mitigate our carbon footprint by 29% as compared to 2021 and we increased the number of our companies which were evaluated under the Environmental and Social Risk Policy, reaching 36% of the total customer portfolio. Our carbon footprint is measured using the Greenhouse Gas Protocol guidelines under its operational control approach. In the social area, we provided financial training sessions to 101,138 people. Likewise, we internally trained 100 senior executives as part of the awareness plan regarding issues of Diversity, Equity and Inclusion. In the corporate governance area, we continued being part of the

BYMA Sustainability Index for the fifth consecutive year, which reflects our firm commitment to the integrity of the practices and policies that underpin our corporate leadership.

Regarding the development of strategic indicators of our ESG performance, on December 14, 2022 the Board of Directors of Grupo Supervielle approved the Sustainability Policy which establishes the basic principles and provides a general framework for the management of our sustainability agenda and its integration into the corporate strategy and business model. It applies to all of the companies of Grupo Supervielle, and the Board of Directors is responsible for its review and amedment.

We are committed to report our financial and non-financial performance to all our stakeholders. In March 2023,  we presented our first Integrated Report for the year 2022.  This report reflects how our organization aligns corporate strategy and business results with environmental, social and governance indicators to create sustainable value.

The following are additional commitments of Grupo Supervielle in terms of sustainability:

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

•	Respect of the Principle of Legality

We regularly review the degree of compliance with applicable laws and regulations and we take the actions required to correct deviations.

Business Segments

We conduct our operations through the following business segments:

●	Personal & Business Banking;
●	Corporate Banking;
●	Bank Treasury;
●	Consumer Finance;

●	Insurance; and
●	Asset Management and Other Services.

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2022
			Net (Loss) /
Segment	Net Revenue	Percentage	Income

	(in thousands of Pesos)
Personal & Business Banking	40,370.2	35.4%	(14,352.2)
Corporate Banking	16,270.7	14.3%	1,416.0
Bank Treasury	41,510.7	36.4%	10,725.9
Consumer Finance	5,203.1	4.6%	(4,182.0)
Insurance	5,493.9	4.8%	859.8
Asset Management and Other Services	5,198.3	4.6%	481.7
Total Allocated to Segments	114,046.8	100.0%	(5,050.9)
Adjustments(1)	1,806.8		21.9
Total Consolidated	115,853.6	100.0%	(5,029.0)
(1)	Includes the net interest income received from the investment of liquidity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2022.

	As of December 31, 2022
	Personal					Asset
	and					Management
	Business	Corporate	Bank	Consumer		and Other		Consolidated
	Banking	Banking	Treasury	Finance	Insurance	Services	Adjustments(1)	Total

	(in thousands of Pesos)
Assets
Cash and due from banks	18,640,425	764,338	28,448,336	220,055	2,026	373,036	(48,748)	48,399,468
Debt Securities at fair value through profit or loss	72,941	1,617,976	19,876,879	788,425	—	28,456	—	22,384,677
Loans and other financings	143,638,954	82,383,817	8,442,170	623,026	1,760,652	183,291	(1,440,712)	235,591,198
Other assets (2)	15,972,688	5,171,074	337,729,730	13,734,555	3,307,334	2,308,776	12,267,797	390,491,954
Total Assets	178,325,008	89,937,205	394,497,115	15,366,061	5,070,012	2,893,559	10,778,337	696,867,297
(1)	Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.
(2)	Other Assets at the Bank Treasury segment includes Ps.227.2 billion of securities issued by the Central Bank, Ps.21.6 billion of repo transactions with the Central Bank and Ps.56.3 billion of Government Securities.

The following table sets forth the breakdown of our customers as of December 31, 2022 and 2021.

	Customers
	As of December 31,
	2022	2021
Personal & Business Banking	1,667,665	1,461,486
Individuals	1,442,849	1,433,858
Entrepreneurs	28,774	25,305
SMEs	3,611	2,323
Consumer Customers (ex. IUDÚ)	192,431	-
Corporate Banking	1,077	2,240
Consumer Finance (IUDÚ)	-	403,571
IOL invertironline	117,249	109,161
Total	1,785,991	1,976,458

For better customer relations, the Bank organized the customer service of its segments as follows: Individuals Experience, Companies Experience and Everyday Banking and Payments Experience, the latter for the purpose of optimizing distribution and sales channels.

Personal & Business Banking Segment

Our Personal and Business Banking segment offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plans (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and benefit payments for senior citizens. In 2022, we continued to offer these financial products and services to satisfy our customers’ needs.

On July 26, 2022, the Bank entered into an agreement with the Province of San Luis to transfer the Bank’s services as financial agent of the government of the Argentine province of San Luis. This transfer involved almost 96,000 customers in the province of San Luis, and the related infrastructure including 140 employees, and 14 branches located in the province of San Luis. The transferred loans and credit card balances amounted to Ps.4,139 million. The business and infraestructure which were transferred accounted for approximately 2.4%, 3.1%, 4% and 10% of our total loans, deposits, employees, and physical branches, respectively. This transfer did not involve the Bank’s private sector customers in the Province of San Luis. Until the transfer was completed, the net revenues associated with these agreement represented 2.2% of the Bank’s total revenues.

The Bank will continue to build on the strong franchise established over the past 25 years serving more than 106,000 private sector customers in the Argentine province of San Luis through 5 physical branches. The Bank also provides financial services to other muncipalities in the province of San Luis. On May 23, 2018, the municipality of the city of San Luis appointed the Bank as financial agent for a term of 2 years and the agreement was renewed in May 2020 and subsequently in May 2022, in each case for 2 additional years.

The Bank also works with the public sector in municipalities in the provinces of Mendoza, San Juan, Cordoba, and Buenos Aires. It also works with some national universities.

As a result of the integration of the consumer finance business of IUDÚ into the Bank, since the fourth quarter of 2022, the customers of IUDÚ are provided services through this segment.

Based on the assessment of their distinctive features, their needs and specific requirements, our customers are grouped in four strategic groups which are further described below: (i) SMEs customers, which comprise individuals engaged in commercial activities, and small and medium sized companies with revenues lower than Ps.3 billion per year, (ii) Identité customers, which comprise high networth individuals belonging to serial ABC1 segments, (iii) mass affluent, which comprise individual customers who do not perform any commercial activities and are not included in the Identité segment,  (iv) senior citizens customers, which comprise senior citizens who are paid pension benefits through accounts held in the Bank, and (v) consumer customers which were transferred from IUDÚ to the Bank.

Personal & Business Banking Segment – Retail Customers

●	Identité and Mass Affluent Segments: In 2022, we promoted the acquisition of new customers, with 30,000 registrations in Identité and 9,000 registrations in Mass Affluent, and we grew in competitive net promoter score, which is an indicator of customer satisfaction, for the second consecutive year.

To improve our customer service in Identité and Mass Affluent, we focused on achieving an end-to-end digital everyday banking payment experience including payments and transfers through the Modo app, personal loans, credit cards, car loans, car insurance, time deposits, Plan Sueldo (which is explained below), recharges and access to omnichannel services. Likewise, we consolidated our referral program and replaced our points reward system with a welcome cashback on debit cards, which we expect that will improve our customer acquisition.

In terms of products and services, Identité and Mass Affluent grew in the placement of personal loans, with 25 basis points increase in market share compared to 2021, obtained 75,000 new time deposit investors, which represents a 40% increase compared to 2021, increased four times in terms of orders and volume of operations in relation to government securitites and for the second consecutive year grew in mutual funds, reaching 1.40% market share.

●	Senior Citizens. Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the Argentine government pursuant to an agreement with ANSES. We believe the Bank remains the private bank with the largest presence in this segment, with 960,000 customers, 661,000 of which are beneficiaries of retirement and pension plans, which represents an approximate market share of 9.1%. In 2022, we developed new channels to attract senior citizens and launched “Previsional,” a referral program for this segment, in order to maintain the Bank’s leadership in the senior citizens segment.

In order to evolve our service model, we provided more simple branch structures, as a result of which 95% of our senior citizens customers withdraw their pensions through our ATMs and cash dispensers. In this regard, the volume of customers who made transactions using digital channels increased from 23% in 2021 to 41% in 2022, mainly driven by improved functionalities in the online and mobile pltaforms.

In addition, we launched the service payment functionality in our senior citizens app and we supported the funding strategy to increase our customers’ transactionality.

Additionally, we continued to work on strengthening the financial education of our senior citizens segment through virtual training programs and face-to-face meetings at designated centers, among other initiatives.

●	Former IUDÚ Customers. During the fourth quarter of 2022, we completed the transfer of IUDÚ’s customers, loan portfolio and back-office to the Bank and discontinued the IUDÚ app. As a result of this transfer, at the end of 2022 we were serving more than 192,000 customers who took advantage of IUDÚ’s operational efficiencies and had access to the Bank’s broad assortment of financial products and services.

Personal & Business Banking Segment – Entrepreneurs and SMEs

●	SMEs customers. During 2022, we acquired more than 3,200 new customers, including customers with commercial activity and small and medium-sized companies, reaching a 5.31% market share. 28% of these new acquisitions were managed digitally and in 2022 we continued improving onboarding and the end-to-end experience of this channel. Thus, we reduced the onboarding time to an average of 14 days in December 2022, as compared to 21 days in December 2021. In addition, during 2022 we added all credit policies into the onboarding rating engine, including franchise and professional policies. Additionally, we created an onboarding support team which helped us increase our customer satisfaction as compared to 2021, according to the surveys that we conduct on our customers.

For digital acquisition, we leveraged exclusive value propositions and credit lines, in synergy with subsegments in partnership with B2B companies.

●	With respect to the commercial management model, we continued to focus on increasing the cross-sell rate, thus obtaining a comprehensive view of each customer through our Plan Sueldo, foreign trade, cash management and leasing products.

We also continued to promote our franchise, education, transportation and health strategic subsegments and we launched our professionals subsegment, which is aimed at providing services to accountants, lawyers and custom agents.

Products offered:

●	Loans. The bank offers personal, car loans, mortgage loans, overdrafts, salary advances and guarantees for tenants. In 2022 we launched a consumption financing product both for Online Banking and Mobile, which we will continue to develop during 2023.
●	Deposits. In 2020, the Argentine Central Bank established minimum interest rates for time deposits made by individuals and companies which continue in force as of the date of this annual report. As of December 31, 2022, 97% of total time deposits were made through digital channels compared to 80% as of December 31, 2021. As of December 31, 2022, total deposits from the Personal and Banking segment amounted to Ps.245.1 billion and retail customers deposits denominated in Pesos represented 28% of total deposits denominated in Pesos.
●	Plan Sueldo. We continued with the process of transformation in product operations, aiming at achieving high efficiency standards in onboarding, cross-sell and customer profitability. During 2022, we improved our process automation through our Online Banking for commercial customers. In order to continue encouraging onboarding, at the time of registration an automatic email is sent both to the company and to the employee, informing them of the possibility of managing our products from any device. As a result, the corporate customers paying salaries enjoy a better experience when opening salary accounts, uploading payrolls and making payments. These improvements in user experience allowed us to increase our market share of the private sector employees registered in Plan Sueldo, from 2.48% in December 2021 to 2.63% in December 2022.
●	Investment Products: During 2022, we began to develop the Personal Finance Manager to unify the investment perspective and deploy new experiences and products. We launched MEP Dollar together with IOL invertironline, which allows our customers to purchase bonds in Pesos and sell those bonds in U.S. dollars. MEP Dollar positioned us at the forefront for making this operation available on Mobile and increased three times the operation of negotiable securities in terms of customers, orders and volume as compared to 2021.

We also created a new experience called “Inversión Rápida” for the short-term T0 Premier Fund, becoming the first bank to offer 24-hour operations during business days, a competitive value proposition compared to other fintech competitors. In addition, for the second year in a row our market share grew, reaching 1.40%, and we multiplied the number of mutual funds customers several times in relation to the average of recent years.

These innovations led to an increase in the cross-sell of investment products by 40% as compared to 2021, evidencing that customers who invest through the Bank increase six times their transactional balances, and consolidated the necessary capacities to escalate in 2023 with a comprehensive, personalized vision of the investment portfolio.

●	Insurance. In 2022, the insurance business grew by 15% compared to 2021, with a 145% increase in digital sales, a channel that currently represents 46% of the total volume of sales. We streamlined the guarantee for tenants where 63% of sales were through digital channels, and obtained 2,885 car insurance policies, 43% of which were made through digital channels. Likewise, during this period we improved the value proposition through discounts, promoted new products that offer better opportunities, such as home and protected technology, and we moved forward in the integration with our partner 123 Seguro, including the companies Sura, Experta and San Cristóbal.

Corporate Banking Segment

In order to respond to the daily operational and transactional needs of companies, we worked with teams speacialized in leasing, cash management, COMEX, Plan Sueldo, insurance and investments, leveraged on a branch structure that enables coverage in the most densely populated industrial and commercial areas.

In 2022, we decided to implement a selective development focused on value propositions for different areas, such as specialized solutions for wine production and its value chain, with loans for harvest and haulage and leasing for barrels.

In order to preserve a healthy loan portfolio and maintain non-performing loans at adequate levels, we continued to monitor financial risk indicators, such as the Risk-Adjusted Return (“RAROC”). In this regard, we followed a moderate policy of credit appetite, and we sought efficiency in the placement of capital, generating profitability by becoming our customers’ bank of choice.

Products offered to Corporate Customers:

●	Loans: In 2022, we promoted special loan facilities in line with the segment’s needs which, together with a product reengineering to streamline onboarding, allowed us to improve commercial document discounting, overdrafts and unsecured loans.

With the aim of achieving a 100% digital experience, in the fourth quarter of 2022 we improved our Supervielle Cheques app by optimizing the reading of physical checks and adding an electronic checks discounting function, among others. In 2022, digital transactions reached 77% over total transactions compared to 70% in 2021.

●	Leasing: With a focus on financing capital goods for SMEs, the Financial and Operational Leasing and Sale & Lease Back products are marketed through our commercial officers and our branch network with specialized service and advice in order to promote the use of this capital assets financing tool. This model allowed us to maintain our market positioning, reaching an 11.4% market share as of December 2022.
●	Foreign Trade: During 2022, we increased our flow of operations, reaching a record market share level of 3.8% in 2022 compared to 2.9% in 2021. Regarding innovations to improve customer management, we launched the Sidom customs payment button for exports, a digital tool that simplifies transactions. Likewise, we launched the first edition of the “Supervielle Exporta” award, which recognizes export competitiveness of our foreign trade customers and promotes internationalization in new markets by participating in the Barcelona Business Week (Spain).
●	Cash Management: Our cash management products were part of the Bank’s transformation, which allowed us to reorganize our offer, focusing on funding products and providing offers with differentiated value propositions for the management of collections and payments to different customers in an agile and dynamic manner. During 2022, we introduced a supplier payment service that allows us to digitally manage 1,000 records in just 3 clicks through our Online Banking for commercial customers. In addition, we began migration of collection and payment services to the cloud, in partnership with AWS and IBM, which will allow unlimited processing capacity. We also developed functions for massive management of electronic check batches that significantly increased the operated quantity and volume. Regarding collection services, Cobranza Ágil Supervielle continues growing supported by a digital payment button, new self service terminals in our branch network and a higher capillarity thanks to a service agreement with Pago Fácil, a collections company with an extensive network in Argentina.

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

Correspondent Banking

During 2022, commercial relations were maintained with foreign banks related to the management of correspondent accounts, the financing of foreign trade transactions and the operation of guarantees and letters of credit.

Capital Markets

The Bank’s Capital Markets and Structuring department objective is to originate and structure financing products to be placed in the Argentine capital markets and provide financial advice services which allow the customers of the Bank, Grupo Supervielle and its subsidiaries to optimize their financial resources and capital structure in order to maximize the profitability of their operations.

The sector is mainly focused on the structuring of financial trusts and syndicated credit facilities, in the organization and placement of negotiable obligations and in equity capital markets transactions and mergers and acquisitions, with a view to providing a comprehensive advice on each product, generating long term relationships with customers and investors.

During 2022, we participated in 88 capital markets transactions (100% more than in 2021) for a total amount of approximately Ps.180 billion, 70 of which were negotiable obligations and 18 of which were financial trusts. As a result, the Bank consolidated itself as one of the most active banks in the Argentine securities market. Likewise, the most active sectors were agriculture, livestock and agro-industrial, which accounted to 45 of our transactions.

On the other hand, although we continued to support large companies and frequent issuers, more than 54% of the capital market issuances were made by SMEs, which shows the Bank’s commitment to this customer segment.

The bank continued to promote the issuance of green, social and sustainable (“SVS”) bonds. During the year, we participated in 6 SVS transactions, acting as dealer of the negotiable obligations issued under the General CNV Regime, dealer of a financial trust, and dealer of negotiable obligations issued under the SME unsecured scheme.

Consumer Finance Segment

During 2022, we executed our key strategic pillars of our strategy designed to improve ROE while operating in an increasingly adverse macroeconomic environment, with inflation at the highest level in decades and loan demand at all-time lows. In this context, we implemented a major restructuring of IUDÚ with the goal of running a more efficient operation and transferred IUDÚ’s customers, loan portfolio and back-office to the Bank through the merger of IUDÚ into the Bank. We expect that this transfer will allow us to take advantage of IUDÚ’s operational efficiencies while we continue to offer the Bank’s broad assortment of financial products and services to our customers. At the same time, we reduced our loan origination and focused on improving asset quality in this middle to low income customer segment.

On December 14, 2022, the Bank, as the absorbing entity, and Tarjeta and IUDÚ, as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta and IUDÚ will merge into the Bank. We expect that these mergers will simplify our corporate structure and will lead to the completion of the integration of the consumer finance segment that began in September 2022. These mergers are subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023.

On March 1, 2023 the Bank and Dorinka agreed to terminate the financial service agreement that IUDÚ (the Bank’s consumer finance business) had entered into with Dorinka on August 24, 2021, pursuant to which IUDÚ offered its financial products and services through Dorinka’s points of sale. The Bank’s decision to terminate this agreement is in line with the initiatives that we implemented during 2022 to protect profitability and asset quality in a segment that has been greatly affected by increased inflation and a challenging macroeconomic environment.

Insurance Segment

Our insurance business is operated by our subsidiaries Supervielle Seguros and Supervielle Productores Asesores de Seguros. Supervielle Seguros offers insurance products, including life, home, protected technology, personal accidents, protected bags, ATMs, protected content, integral insurance product for entrepreneurs and SME customers and other insurance policies. These products may be accessed through any of our marketing channels, both in-person and digital, which includes the distribution network of the Bank.

Since 2020, we have been carrying out a digital transformation process focused on building capabilities in our IT area and in the areas dedicated to customer experience, which in 2022 included the sale of car insurance through our Online Banking, the implementation of SAP systems, the design and implementation of digital sales strategies, the development of projects based on customer insights, generation of support content for our commercial team and for social media and a new identity for the company. Likewise, our IT department continued developing the APIs strategy, managing to implement functionalities required to boost the business in digital channels.

In 2022, we reported 455,000 current policies with individual customers and more than 3,000 with corporate customers.

During 2022, Supervielle Seguros consolidated its offers in the following products:

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

Integral insurance product for entrepreneurs and SME customers: Integral insurance product for entrepreneurs and SMEs customers completes the offer of services for our priority segment entrepreneurs and SMEs, with the particularity that is fully processed by Supervielle Seguros.

Other Insurance: pets insurance to cover accidents and illnesses, and bicycle insurante to cover theft of bycicles.

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2022.

Gross written premiums by product

(in millions of Pesos)

	4th quarter	3rd quarter	2nd quarter	1st quarter
	2022	2022	2022	2022
Life insurance and total permanent disability insurance for debit balances	2.0	0.0	0.3	1.3
Mortgage Insurance	87.7	87.7	90.9	96.9
Personal Accident Insurance	46.2	55.8	58.6	64.8
Protected Bag Insurance	142.3	161.2	188.1	183.1
Broken Bones	31.7	35.2	35.1	40.2
Others	35.0	46.5	42.5	46.4
Home Insurance	222.3	211.5	192.4	226.8
Technology Insurance	141.9	121.7	114.5	105.0
ATM Insurance	52.4	62.7	54.3	54.5
Life Insurance	669.3	683.6	804.6	832.8
Total	1,430.8	1,465.9	1,581.2	1,651.7

Asset Management and Other Services segment

Grupo Supervielle offers a variety of investment services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers brokerage and investment products and services through IOL invertironline.

SAM

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its “Premier” funds family. As of December 31, 2022, assets under management reached Ps.119.3 billion decreasing 16.9% in real terms from December 2021. As of December 31, 2022, SAM had approximately 14,938 customers.

The Premier funds family comprises a money market fund (Premier Renta Corto Plazo en Pesos), two short term fixed income funds in Pesos (Premier Renta Plus and Premier Renta Fija Ahorro), six fixed income and mixed income funds in Pesos (Premier Renta Fija Crecimiento, Premier Capital, Premier Commodities, Premier Inversión, Premier Balanceado and Premier Renta Mixta), two

fixed income funds in U.S. dollars (Premier Renta Mixta en Dólares and Premier Performance), a variable income fund (Premier Renta Variable), an investment fund in SME assets (Premier FCI Abierto PyMEs), a fixed income LatAm fund (Premier Global Dólares) and a close fund (Adblick Ganadería). These Premier funds family are offered to the public online.

During 2022, the volume of funds managed for our corporate and institutional customers decreased in real terms, however, the individual segment grew by 59% in number of customers and 24% in managed funds, reaching a 5% share in relation to the total number of investors. This growth was driven by promotion actions and improvements in the Online Banking experience for retail customers, through which 99% of operations were channeled as of December 2022, exceeding two times the year-on-year rate.

Regarding our product portfolio, at the end of 2022 we launched “Inversión Rápida,” a simple way to invest and redeem the funds invested in the FCI Premier Money market fund as it allows to credit these funds at any time during business days. We are the first bank to provide this service, which we intend in 2023 to expand to non-business days.

IOL invertironline

IOL invertironline is a digital online broker that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

During 2022 we focused on the challenges and opportunities of our business at the Argentine market. We adapted our platform to improve user experience and presented new products that are much simpler and easier to operate, such as the one-click sale of MEP Dollar, which was implemented in addition to the one-click purchase created in 2021, and the Portafolio Simple of CEDEARs packages created by market professionals that may be acquired in a few steps. We also launched our Mobile App, which is already installed on more than 77,000 devices and has a high customer satisfaction rates. During 2022, an average of 8,000 accounts were opened per month, totaling 117,000 active customers and 417,000 authorized accounts at the end of the year.

With the courses we offer at the IOL Academy, we aim at provide personalized learning experiences and support in discussion forums and seminars. Likewise, we participate in initiatives aimed at strengthening financial education of high school students in Argentina. Among our achievements during 2022, we improved the Python courses which are applied to Finance, Bitcoin and Cryptocurrency I, II, III, with an emphasis on student support, and we reduced the average completion time from 90.2 days to 42.3 days. Likewise, we participated in training sessions at educational establishments to raise financial awareness in teenagers 14 to 16 years old.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis. Moreover we are present across Argentina through our virtual and digital channels.

We are accelerating our transformation initiatives across channels to develop our omnichannel model. This includes developing a modern technological architecture, evolving our bank branch model and adding API capabilities to connect with third parties and prepare our business for open banking.

As of the date of this annual report, we have 156 physical branches, 348 ATMs (317 of which have biometric identification systems) and 206 self-service terminals.

Argentina. Argentina is comprised by 23 provinces and the City of Buenos Aires. As of December 31, 2022, it had a population of approximately 46 million and a GDP per capita of approximately U.S.$13,600. As of December 31, 2022 the unemployment rate in Argentina was 6.3%. In terms of the banking sector, as of December 31, 2022 there were 63 banks and 4,563 bank branches across Argentina. During 2022, 80% of the population in Argentina had Internet access, which creates a favorable environment for the development of digital banking services.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the Argentine government. As of December 31, 2022, the City of Buenos Aires had a population of 3.1 million (approximately 7% of Argentina’s overall population) and was the richest city of Argentina. As of December 31, 2022, the unemployment rate in the City of Buenos Aires was 3.9%. In terms of the banking sector, there are 791 bank branches (out of a total of 4,563 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. The Province of Buenos Aires had a population of approximately 17.9 million (approximately 39% of Argentina’s overall population) as of December 31, 2022 and concentrates a high portion of the agricultural activity. As of December 31, 2022, the unemployment rate in the Province of Buenos Aires was 7.8%. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,481 bank branches (out of a total of 4,563) bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Mendoza has a population of approximately 2.0 million (approximately 4.4% of Argentina’s overall population) as of December 31, 2022. As of December 31, 2022, the unemployment rate in Mendoza was 4.3%. In terms of the banking sector, there are 174 bank branches (out of a total of 4,563 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. San Luis had a population of approximately 520,000 (approximately 1.1% of Argentina’s overall population) as of December 31, 2022. The primary industries in the Province of San Luis are agricultural production and tourism. As of December 31, 2022, the unemployment rate in the Province of San Luis was 2.4%. In terms of the banking sector, there are 44 bank branches (out of a total of 4,563 bank branches in Argentina) in the Province of San Luis.

Bank Distribution Network

Bank branches

In 2022, we advanced the transformation of our distribution network and the consolidation process and resizing of 47 branches to achieve greater productivity:

●	Within this framework, the transfer of our business as financial agent for the government of the province of San Luis comprised 18 branches, with their respective ATMs and self-service terminals, while we continued to serve our franchise of local private sector customers with a more efficient model that combines five branches and virtual branches.
●	In the search of greater operating leverage, we also consolidated other branches in our network without leaving geographic locations and we submitted requests to the regulatory authority to close 29 branches, 9 of which have been closed as of the date of this annual report.

Virtual Branches

One of the most innovative launches of the year was our Virtual Branches system, which combines different digital channels, leveraged on a robust technological infrastructure that provides a high level of security, with the service of more than 100 especially trained executives. In 2022, we expanded our Virtual Branches footprint, reaching areas where we do not have physical presence. Our Virtual Branches system offers the following services:

●	Video call: We provide 100% virtual customer service through a representative who answers queries, solves claims or receives loan applications. The option is available both in cash dispensers and in Online Individuals and Business Banking and in our apps for Individuals and Senior Citizens.
●	Human Chat: We answer the most frequent questions from our customers through a Chat Bot and refer customers to personalized service, if required. In 2022, we developed this channel with the incorporation of a mix of Artificial Intelligence and Language provided by an Amazon Web Services (AWS) solution.
●	Online Banking and Mobile Banking: We continued to improve the experience of our online and mobile banking users for friendlier and safer interactions.

Deposits – General Overview

The following charts set forth the breakdown of our deposits by type of account and customer category as of December 31, 2022.

Our main source of funds is the Bank’s deposit base.

As of December 31, 2022, non- or low-cost demand total deposits (including private and public-sector deposits) represented 29.1% of Grupo Supervielle’s total deposits, 16.9% of which corresponded to savings accounts and 12.2% to checking accounts. As of December 31, 2021, non- or low-cost demand total deposits represented 34% of Grupo Supervielle’s total deposits. As of December 31, 2022, retail customer deposits in Pesos represented 28% of Grupo Supervielle’s total deposits compared to 33% as of December 31, 2021.

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2022:

	Year ended December 31, 2022
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Deposits	547,516.9	0.8%	13,443,446.9	65.6%
Other Liabilities	149,350.4	0.2%	7,050,308.0	34.4%
Total	696,867.3		20,493,754.9

	Year ended December 31, 2022
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Checking accounts	50,574.1	9.2%	2,616,488.4	20.7%
Saving Accounts(1)	92,352.6	16.9%	4,650,527.3	36.8%
Time deposits	150,744.9	27.5%	4,633,264.1	36.7%
Other deposits	253,845.2	46.4%	731,396.8	5.8%
Total	547,516.9		12,631,676.6
(1)	Includes special checking accounts

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2022, we had a loan portfolio of Ps.243.4 billion (equivalent to U.S.$1.4 billion converted to U.S. dollars at the reference exchange rate as of December 31, 2022).

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail segments as of December 31, 2022.

(1)	For information since January 1, 2022, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.3 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.3 billion.

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

Interest Rate Terms

We price loans: (i) on both a fixed rate and floating rate basis; (ii) over different terms; and (iii) based upon different rate indices. Our pricing structures are consistent with our interest rate risk management policies and procedures. For more information on these policies and procedures. See “—Loan portfolio - Credit Risk Management.”

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

In the case of letters of credit for imports, generally, letters do not exceed one year and our customers pay certain fees related to these letters instead of interest. We face at least two different type of risks in connection with these letters of credit. First, the risk related to the obligation of payment in the event that the borrower defaults. Second, the risk that the borrower is not allowed to operate at the Mercado Único y Libre de Cambios. To mitigate these risks, we ensure that the bank service is granted once the merchandise to be imported can be shipped (this is once the operation is active) and before the issuance of the letter of credit and the related disbursement of the loan, we request importers to submit all the authorizations granted by the state authorities on such import purchase to ensure at due date such letter of credit is payable.

Mortgage Loans

The Bank set a fixed interest rate on these loans, but the remaining capital is adjusted on a monthly basis according to the UVA monthly evolution. Therefore, the loan has index-linked capital payments (the value of the capital and the installment is updated by inflation). These loans were originated during the period between 2016 and 2018, when UVA mortgage loans were granted by Argentine banks, and some of these loans remain outstanding as of the date of this annual report.

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

Automobile and Other Secured Loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.8,600,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 50% to 75% of the value of the vehicle at the time of sale.

Corporate Unsecured Loans

Corporate Financial Loans. Our corporate financial loans finance short term working capital needs of up to one year or medium-term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.5 billion. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors: the shareholders and management of the borrower, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to Small Businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.500 million. The Bank’s branches may grant up to Ps.10 million of unsecured loans and Ps.60 million of factoring transactions and financial leases, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

Personal Loans and Credit Card Loans (within the Consumer Finance segment)

The personal and consumer loans offered by IUDÚ and Tarjeta until September 2022 were unsecured products for personal use and are offered to the middle and lower-middle-income sectors. Due to the nature of these products, our pricing structure was higher compared to the Argentine financial system.

To mitigate the risks associated with personal and consumer loans, the initial term of any such loan was limited during the first loan, and performing borrowers could receive offers to extend the terms of the loans.

One of the principal sales channels for personal and consumer loans was through telemarketing typically targeting credit card customers or customers that took out a loan previously with IUDÚ, Tarjeta or another company and performed in accordance with the terms of such loan.

Starting September 2022 and until December 2022, this loan portfolio was transferred to the Bank and since then it is serviced through the Personal & Business Banking Segment.

The maximum amount of our personal and consumer loans is Ps.10 million, while the average loan as of December 31, 2022 was Ps.147,000. The average term of our personal and consumer loans as of December 31, 2022 was 24 months, with a maximum of 84 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

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

Our credit risk management policies also monitor concentration risk. This risk arises when the concentration of exposure has the capacity to generate enough losses (relating to results of operations, minimum capital requirements, assets or global risk levels) to impact the entity’s financial strength or capacity to maintain its operations and significantly change the entity’s risk profile. In 2020 we developed and implemented a portfolio limits policy to fix maximum portfolio concentration ratios based on economic sectors and customer credit rating. Economic sectors were classified as Very High, High, Mid and Low, according to their risk perception. These sectors are regularly monitored to confirm or change the classification according to their evolution. Moreover, we implemented currency limits in the different product and segments to reduce exposure to foreign currency. Since October 2022, we incorporated a module into portfolio limits that monitors the portfolio under the socio-environmental risk policy. This module allows us to classify SMEs and Corporates clients into high, medium and low risk based on their economic activities. While low and medium risks have no limits, high risk cannot exceed 5% of the total loan portfolio.

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

Significant increase in credit risk

We consider a financial instrument to have experienced a significant increase in credit risk when at least one of the following conditions per segment exists:

Individuals and Businesses

1.Portfolios between 31 and 90 days past due;

2.The credit application score has deteriorated by more than 30% with respect to the current performance score;

3.Score of behavior less than accepted cut off (High Income Customers: Plan Sueldo segment (payrroll customers) >=400, Open Market Segment >=650 and Senior Citizens Segment>=600. Other customers: Plan Sueldo Segment (payrroll customers) >=500, Open Market Segment >=700 and Senior Citizens Segment >=600)

Corporate Banking

1.Portfolios between 31 and 90 days past due

2.Maximum Argentine Central Bank a situation equal to 2

3.Credit Ratings C (Probability of default higher than 30%)

4.Its rating deteriorated by more than two notes from its credit approval rating.

Consumer Finance:

1.Portfolios between 31 and 90 days past due.

Sectoral Analysis

Considering that the internal impairment models are estimated with historical information, the risk of non-compliance of the companies is evaluated by type of activity based on the degree of affectation that they have due to the current economic situation, taking into account their characteristics and seasonality, among others. Additionally, the different activities that make up the Bank’s portfolio are classified into four types of risk. They are:

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

Grupo Supervielle considers the following variables for estimating expected credit losses on the different scenarios:

Parameter	Segment	Macroeconomic Indicators
Probability of Default	Personal and Business Banking	Exchange rate, Inflation, Wage increase, Economic Activity Estimate, Real Badlar rate
	Corporate Banking	Inflation, Wage increase, Real Badlar rate, Activity Indicator
	Consumer Finance	Private Sector Wages, Private sector employment, exchange rate

Loss Given Default	All	Inflation, Wage increase, Activity Indicator, Exchange rate

Atomization of the loan portfolio

As a result of our risk management policies, we have a diversified loan portfolio. As of December 31, 2022, the top 10, 50 and 100 borrowers represented 8%, 21% and 29%, respectively, of our total loan portfolio, which shows an increase in the diversification of our loan portfolio, compared to December 2021.

Atomization of the loan portfolio

Loan portfolio atomization	4Q22	3Q22	2Q22	1Q22	4Q21
%Top10	8%	8%	8%	12%	14%
%Top50	21%	19%	19%	23%	25%
%Top100	29%	26%	26%	29%	32%

Loan Portfolio breakdown by economic activity

Ps. Change YoY
(In millions)	Business Sector	Dec 31, 2022 Share	Dec 31, 2021 Share
39.940	Families and individuals	46.4%	48.7%
7.486	Food & Beverages	8.2%	8.3%
-2.645	Agribusiness	7.6%	13.5%
5.226	Wine	4.0%	3.2%
6.336	Utilities	4.0%	2.5%
4.693	Construction & Public works	3.3%	2.4%
5.593	Automobile	2.9%	1.2%
2.855	Transport	2.4%	2.1%
2.775	Chemicals & plastics	2.2%	1.7%
2.533	Pharmaceutical	1.7%	1.1%
2.086	Machinery & Equipment	1.5%	1.1%
1.873	Health	1.5%	1.2%
2.028	Oil, Gas & Mining	1.4%	1.0%
2.992	IT Services	1.4%	0.5%
10.585	Others	11.3%	11.4%

Collateralized Loan Portfolio

As of December 31, 2022, 38% of the total commercial loan portfolio was collateralized, while 76% of the commercial non-performing loans portfolio was collateralized (compared to 78% as of December 31, 2021).

	Entrepreneurs &	SMEs & Middle
Loan portfolio collaterall	Small Businesses	Market	Large	Total
Collateralized Portfolio	44%	47%	33%	38%
Unsecured Portfolio	56%	53%	67%	62%

Regarding the Personal and Business Banking portfolio, loans to payroll and pension clients as of December 31, 2022, represented 53% of the total loan portfolio to individuals in the segment, excluding for this calculation the consumer finance portfolio which was transferred from IUDÚ to the Bank in the fourth quarter of 2022.

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

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit
		(in millions of Pesos)
		A- or >	BB+ or >	BB+ or <

		Total Maximum
		Approval Limit
Senior Committee	Chief Risk Officer (as Chairman of the Committee);
	CEO (as Vice chairman of the Committee);	Limitless	Limitless	Limitless
	Deputy CEO
	Credit Executive Manager middle-market & corporates;
	Head of Corporate Banking;
	Manager of SMEs business
	Head of Treasury and Global Markets;
Junior Committee
	Chief Risk Officer (as Chairman of the Committee);	900	900	900
	Deputy CEO
	Manager of SMEs business;
	Credit Executive Manager middle-market & corporates;
	Manager Corporate Banking Bs Aires and Interior;
Manager		500	500	500
Team Leaders		280	200	NA

Relationship officers		170	100	NA

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

During 2022, we focused on the review and improvement of policies on information and data processing, including on the security of information and processes in the cloud, the protection of sensitive data and the classification of information.

Grupo Supervielle continues to carry out training and awareness initiatives on cybersecurity and privacy matters for its employees and customers, and the society, through electronic channels. Some of the topics covered in these initiatives include personal information protection, secure password management, phishing, and other cyberattacks.

In order to effectively implement the Group’s security strategies, the Group has established a security governance model. Within this governance model, there are committees in charge of approving, supervising and monitoring the execution of the information security strategy, in matters such as corporate security, information security and protection. One of the main elements of this model is the Cybersecurity Committee. This committee is responsible for supervising the Group’s information security strategie and allows the Board of Directors to be informed of the main security risks to which the Group is exposed, in additiont to the current trends in cybersecurity and any relevant event that may affect Grupo Supervielle.

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

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Accordingly, during 2022 we focused on preventing the most frequent cyberattacks, which are related to ransomware, financial malware, phishing and the impersonation of executives on social networks, among others.

Data Protection

During 2022, we have developed policies pursuant to which we classify information in order to assign a level of criticality and assess the protection measures to be taken. These documents are a key measure to protect the information we handle and ensure that it is being treated appropriately. Additionally, during 2022 we improved our customer authentication scheme through soft tokens, a tool that is used to generate random, temporary, and unique access codes that are used to authenticate and revalidate customers and their online transactions. We believe that these measures will help reinforce our security layers and help us protect the financial, transactional and personal information that we handle. Regarding the mandatory annual evaluation on the security of the international transfer platform “SWIFT,” it has evolved significantly, achieving 100% compliance with mandatory controls. This result demonstrates our commitment to the safety and quality of our processes. SWIFT's Content Security Policy (¨CSP¨) is a very important security standard in the financial world and achieving 100% compliance allow us to offer our customers and partners a secure and reliable service

Competition

Over the last decade, and increasingly over the past three years, traditional banks have accelerated their digital transformation processes in order to adapt to the current environment where competition has been intensified by the disruption of fintech platforms which have entered the financial markets offering innovative digital business models, new business opportunities and new usage options. In many cases, traditional banks have combined digital banking systems with traditional baking systems to offer to their customers the advantages of both systems. In addition, certain traditional banks have created digital banking systems which operate separately from the traditional banking systems. During 2022, traditional banks continued to make progress on the development of digital capabilities and certain indicators show improvements in terms of digital adoption and customer experience.

Traditional Banking

The Argentine financial system remains highly fragmented compared to the rest of Latin America. As of December 31, 2022, the Argentine financial system had 77 financial entities, of which 63 were banks, of which 13 were public and 50 privates. In terms of bank ownership, as of December 31, 2022, the participation of the public sector was 21%, the portion of banks controlled by Argentine private entities represented 56%, the portion of banks controlled by foreign financial entities represented 14%, and branches of foreign financial entities represented 9%. As of December 31, 2022, the number of financial companies operating in this segment was 14.

According to the information published by the Central Bank, as of December 31, 2022 we were one of the top 10 private banks in the Argentine financial system in terms of outstanding amount of loans and deposits. In terms of deposits, we had an estimated market share of 2.9% of daily average deposits in December 31, 2022, ranking ninth among the total private banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.9% as of daily average loans in December 31, 2022, ranking eighth among the total private banks in the Argentine financial system.

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

Notwithstanding this competitive challenge, our growth strategy, both organic and through acquisitions, has resulted in an increase in our financial system market share (excluding public banks) since 2005, according to the information published by the Central Bank. Taking into consideration total loan portfolio and receivables from financial leases portfolio, total loans and leasing market share was 2.9% as of December 31, 2022 compared to 0.1% as of December 31, 2001.

Mutual Funds

With respect to the mutual fund market, based on the Chamber of Mutual Funds information we estimate our market share was 1.81% as of December 31, 2022, and that SAM is ranked 21 out of 53 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I., Itaú Asset Management S.A.S.G.F.C.I., HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

IOL invertironline is our digital online broker. As of December 31, 2022, IOL invertironline ranked sixth in the ByMA exchange ranking on Equity and CEDEARs (Certificado de Depósito Argentinos) and fourth in options trading, according to the information published by ByMA. IOL invertironline’s main competitors are Allaria S.A., Buenos Aires Valores S.A., SBS Trading S.A., Latin Securities S.A., Balanz S.A.U., Bull Market S.A. and Invertir en Bolsa S.A.

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

Furthermore, according to the rules regarding “Complementary Services of the Financial Entities and Allowed Activities,” as amended, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 6342, as amended by Communication “A” 7631, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of that rule.

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

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2022, 2021 and 2020 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

The following table sets forth information regarding excess capital and selected capital ratios of the Bank, consolidated with IUDÚ:

	Year ended December 31,(2)
	2022	2021	2020

	(in thousands of Pesos except percentages and
	ratios)
Calculation of excess capital:
Allocated to assets at risk	20,729,624	12,957,481	9,047,140
Allocated to Bank premises and equipment, intangible assets and equity investment assets	3,747,910	2,035,689	1,350,035
Market risk	1,693,962	965,159	551,765
Public sector and securities in investment account	625,570	34,489	27,651
Operational risk	8,188,453	4,805,957	3,233,793
Required minimum capital under Central Bank rules	34,985,519	20,798,775	14,210,384
Basic net worth	77,619,877	42,938,440	30,242,263
Complementary net worth	2,600,170	1,564,272	1,090,865
Deductions	(25,063,540)	(11,770,286)	(7,028,227)
Total capital under Central Bank rules	55,156,507	32,732,426	24,304,901
Excess capital	20,170,988	11,933,651	10,094,517
Risk Weighted Assets (1)	428,238,464	254,513,436	173,834,352
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	12.9%	12.9%	14.0%
Average shareholders’ equity as a percentage of average total assets	12.2%	12.5%	11.2%
Total liabilities as a multiple of total shareholders’ equity	8.3x	7.5x	7.5x
Cash as a percentage of total deposits	8.7%	11.1%	20.3%
Liquid assets as a percentage of total deposits (3)	46.0%	49.2%	49.7%
Tier 1 Capital / Risk weighted assets	12.3%	12.2%	13.4%
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
(2)	Nominal values without inflation adjustment,
(3)	Liquid assets include cash, securities issued by the Central Bank, and repo transactions with the Central Bank. This ratio does not consider other government securities held by the Company to set minimum reserve requirements.

As of December 31, 2022, the Bank’s total capital ratio on a consolidated basis with IUDÚ was 12.9%, compared to 12.7% as of December 31, 2021, and the Bank’s common equity Tier 1 ratio on a consolidated basis with IUDÚ was 12.3%, compared to 12.1% as of December 31, 2021.  Including the funds held by Grupo Supervielle, which are used to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2022 was 13.6%. Including the liquidity held by Grupo Supervielle, which is available for capital contributions into its subsidiaries or for investments in order to promote our business growth, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2022 was 13.0%.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Central Bank rules regarding to “Financial Entities Minimum Capital,” as amended).

Basic Minimum Capital

As from April 1, 2022, the basic minimum capital requirement to be complied with by financial institutions is as follows:

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

(*)Except credit entities.

Financial institutions which do not comply with the basic capital requirements must submit to the Argentine Superintendency of Financial and Exchange Institutions a compliance program within 20 calendar days following the closing of the period in which a deficiency has been recorded, and in any case no later than June 30, 2024.

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

For the purpose of determining the RPC, financial institutions classified as “Group “A” Entities (as defined below) must compute as COn1 the positive difference between the higher of the accounting allowance stipulated in point 5.5 of IFRS 9 and the regulatory allowance calculated in accordance with the rules on “Establishment of minimum provisions for loan losses” or the accounting provision corresponding to the balance as of November 30, 2019.

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

The Bank has issued three series of subordinated notes, none of which is outstanding as of the date of this annual report. See “Item 5.B. Liquidity and Capital Resources—Financings—Banco Supervielle S.A.”

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

COn1 of each issuer – exceeds 10% of the COn1 of the financial entity, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following formula: (i) amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests; (ii) amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests; and (iii) amount to be deducted from PNc: aggregate excess amount over 10% multiplied by the proportion represented by the PNc holdings over the aggregate equity interest. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.
(ii)	Investments in instruments computed as regulatory capital of financial institutions and companies rendering services supplementary to the financial industry, not subject to consolidated supervision and insurance companies, when the institution holds more than 10% of the common equity of the issuer, or when the issuer is a subsidiary of a financial institution, shall be subject to the following criteria: (i) the investments include direct, indirect and synthetic interests (for these purposes, (a) indirect interest means an investment by a financial institution in another financial institution or company not subject to consolidated oversight, which in turn has an interest in another financial institution or company not consolidated with the first one, and (b) a synthetic interest means an investment made by a financial institution in an instrument the value of which is directly related with the equity value of another financial institution or company not subject to consolidated supervision); (ii) the net acquired position is included, i.e., the gross acquired position less the position sold in the same underlying exposure, when this has the same duration than the acquired position or its residual life is at least one year; (iii) the holding of securities underwritten to be sold within a five business day term may be excluded; and (iv) investments in capital instruments that do not satisfy the criteria to be classified as COn1, CAn1 or PNc of the financial institution shall be regarded as Con1, common equity shares, for the purposes of this regulatory adjustment. The amount of these interests, taking into account the applicable type of instrument, shall be deducted from each of the applicable capital tiers of the financial institution. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level.
(iii)	Own repurchased instruments that satisfy the criteria for being included in CAn1 or PNc must be deducted from the applicable capital tier.

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

Communication “A” 7143, as amended, provides guidelines for the calculation of economic capital, depending on the type of financial entity. Group “A” Entities pursuant to Central Bank rules shall use their internal models to quantify the needs of economic capital with relation to its risk profile. Conversely, Group “B” Entities or Group “C” Entities (in each case as defined below) may opt for a simplified calculation methodology. Such option must be approved by the board of directors of such entity.

Group “B” Entities or Group “C” Entities entities which have opted for the simplified methodology shall apply the following expression:

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

On March 19, 2020, in the midst of the coronavirus’ outbreak crisis, the Central Bank issued Communication “A” 6945, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended. On December 31, 2021, by means of Communication “A” 7421 of the Central Bank, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of their accumulated dividends by December 31, 2021 from January 1, 2022 to December 31, 2022. Such financial entities must make such distributions in twelve equal, monthly and consecutive installments. On December 15, 2022 by means of Communication “A” 7659, the distribution of dividends by financial entities was temporarily suspended until December 31, 2023. Nevertheless, on March 9, 2023, by means of Communication “A” 7719 the Central Bank revoked the suspension of the distribution of dividends of financial institutions (item 4. of communication “A” 7659), and established that from April 1, 2023 through December 31, 2023, those financial institutions that have been authorizated by the Central Bank may distribute profits in six equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded. Moreover, in accordance with the FX Regulations (as defined below), the access to the MLC to pay dividends to non-resident shareholders is subject to certain requirements. For more information, see “Item 10.D. Exchange Controls.”

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

One of the main aspects of Communication “A” 6620 is the introduction of the concept of large exposure to credit risk in Argentine banking regulations, which is defined as the sum of all values of exposure of a financial entity with a counterparty or group of connected counterparties when it is equal or above 10% of the Tier 1 Capital registered by the financial entity the immediately preceding month of its calculation.

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

Limits

On the one hand, Communication “A” 6620 sets at 15% the limit of exposure with a counterpart of the non-financial private sector. Nevertheless, the limit will be increased by 10 percentage points for the part of the exposures that are covered by preferred collaterals. Additionally, it sets special limits for operating with financial institutions in Argentina and abroad (the general rule sets it at 25%). In the case of foreign financial institutions that do not have an international risk rating included in the “investment grade” category, the maximum limit is 5%.

On the other hand, Communication “A” 6620 sets the global limit of exposure to risk with respect to affiliate counterparties at 20%. In the case of stock held in an investment portfolio, the sum of all the values of exposure to risk corresponding to the total stocks not related to the portfolio shall not exceed 15% (holdings in public services companies or companies dedicated to complementary services to financial activities are excluded). The total limit of stocks and holdings shall be the sum of all the values of exposure to risk corresponding to the total amount of stock in an investment or negotiation portfolio plus the credits for forward operations and sureties entered into in authorized Argentine markets shall not exceed 50%.

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

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether: (i) the financial entities are included in Group “A,” as provided by Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras), and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in: (a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime) (the “Group “A” Entities”); (b) Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the total of the assets of the financial system (the “Group “B” Entities”); and (c) Group “C” which includes those institutions whose deposits do no exceed 0.25% of the total of the assets of the financial system (the “Group “C” Entities”). The Bank is classified as a Group “A” Entity, while IUDÚ is classified as a Group “B” Entity.  The following fees arise from Communication “A” 7644:

		Rate %
		Group A and G-SIB		Remaining Financial Institutions
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
1-	Checking account deposits and demand deposits opened at credit cooperatives	45		20
2-	Savings account, salary/social security accounts, special accounts (except for deposits included on items 7 and 11), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3-	Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4-	Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100
5-

Time deposits, liabilities under “acceptances,” (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

	(i) Up to 29 days	25	23	11	23
	(ii) From 30 days to 59 days	14	17	7	17
	(iii) From 60 days to 89 days	4	11	2	11
	(iv) From 90 days to 179 days	—	5	—	5
	(v) From 180 days to 365 days	—	2	—	2
	(vi) More than 365 days	—	—	—	—

		Rate %
		Group A and G-SIB		Remaining Financial Institutions
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
6-

Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk,” nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

	(i) Up to 29 days		23		23
	(ii) From 30 days to 59 days		17		17
	(iii) From 60 days to 89 days		11		11
	(iv) From 90 days to 179 days		5		5
	(v) From 180 days to 365 days		2		2
	(vi) More than 365 days		—		—
7-	Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances				15
	(i) Up to 29 days	22	15	10	15
	(ii) From 30 days to 59 days	14	15	7	15
	(iii) From 60 days to 89 days	4	15	2	15
	(iv) More than 90 days	—	15	—	15
8-	Special deposits related to inflows of funds. Decree 616/2005		100		100
9-	Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	25		11
10-	Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
	(i) Up to 29 days	7		7
	(ii) From 30 days to 59 days	5		5
	(iii) From 60 days to 89 days	3		3
	(iv) More than 90 days	—		—
11-	Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-	Deposits and fixed term investments created in the name of minors for funds they receive freely	—	—	—	—
13-	Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market)	—		—
14-	Deposits in special accounts:	100		100
15.1-	In Pesos ("Special accounts for holders with agricultural activity" and "Special accounts for exporters").	—		—
15.2-	In U.S. dollars ("Special accounts to credit export financing").	—		—

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with “National Treasury Bonds in Pesos at a fixed rate due May 23, 2027” and “National Treasury Bonds in Pesos at a fixed rate due November 23, 2027” in up to:

-	5 percentage points of the rates provided in point 1, point 2 (in Pesos), point 3, point 9, and sections (i) and (ii) of points 5 and 7 (both in Pesos); and
-	2 percentage points of the rates provided in sections (iii) of points 5 and 7 (both in Pesos).
-	45 percentage points of the rate described in points 14 (both in Pesos).

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in Group “A” may integrate the period and daily requirement in Pesos with LELIQ, NOBAC and/or national government securities in Pesos, including those by the CER and with yield in dual currency (dual bond) and excluding those linked to the evolution of the U.S. dollar, with a residual term at the time of subscription:

-	not less than 180 days and not more than 450 calendar days acquired by primary subscription since June 1, 2021;
-	not less than 120 days and not more than 450 calendar days acquired by primary subscription since November 1, 2021;
-	not less than 90 days and not more than 450 calendar days acquired by primary subscription since November 1, 2021; and
-	not less than 90 days and not more than 630 days acquired by primary subscription since September 27, 2022, which will continue to be computed until their maturity, as long as their integration is maintained.

Communication “A” 7177 provides that banks may integrate the period and daily requirement in Pesos with LELIQ, NOBAC and/or national government securities in Pesos, including those by the CER and with yield in dual currency (dual bond) and excluding those linked to the evolution of the U.S. dollar, with a residual term (at the time of subscription) of no less than 300 days and no more than 730 days from the time of subscription, received in exchange operations arranged by the Argentine government for securities acquired both by primary subscription and in the secondary market, up to:

-	On demand deposits provided for in items 1, 2 and 3 (in Pesos) 4 percentage points of the rate provided for.
-	Time deposits and time investments made by holders of the non-financial private and non-financial public sectors and those provided for in item 11: all the requirement, except for the maximum proportion allowed for integration in “National Treasury Bonds in Pesos.”
-	Term investments with variable remuneration made by clients with agricultural activity -according to item 2.5.2.2.2. of the rules on “Deposits and term investments”: all the requirement
-	Other placements: (a) 9 percentage points of the rates provided in section (i) of point 5 (in Pesos); (b) 7 percentage points of the rates provided by section (ii) of point 5 (in Pesos); (c) 3 percentage points of the rates provided by sections (i), (ii) and (iii) of point 10; and (d) 2 percentage points of the rates provided by section (iii) of point 5.

Financial entities not included in the last paragraph in up to:

-	Sight deposits provided for in items 1, 2 and 3 (in Pesos) 10 percentage points of the expected rate; and
-	Other placements: (a) 3 percentage points of the rates provided by sections (i) of point 5, and sections (i) to (iii) of point 10; and (b) 2 percentage points of the rates provided in section (ii) of point 5.

In order to be admitted the integration with “National Treasury Bonds in Pesos at a fixed rate due May 23, 2027,” “National Treasury Bonds in Pesos at a fixed rate due November 23, 2027,” and national government securities in Pesos, including those adjustable by the CER and excluding those linked to the evolution of the U.S. dollar, LELIQ and/or NOBAC as described above, they must be valued at market prices and be deposited in Sub-account 60, minimum cash enabled in the “Central Registry and Settlement of Public Liabilities and Financial Trusts—CRyL” (Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros).

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

(2)	Depending on the granting of financing under the “Ahora 12” Program (the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Argentine Ministry of Economy and Public Finance and the Argentine Ministry of Industry), in an amount equivalent to 20% of the sum of the financing in Pesos that the entity grants:
(i)	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or
(ii)	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.

Effective from March 1, 2020, Communication “A” 6916, as amended, increased the requirement for the granting of financing under the “Ahora 12” Program from 20% to 35% of the aggregate financings in Pesos granted by the relevant institution until September 30, 2020, to 50% of such aggregate financings in Pesos granted from October 1, 2020 to January 1, 2022, and to 40% of such aggregate financings in Pesos granted from February 1, 2022. Additionally, effective as of March 19, 2020, Communication “ A” 6937 set the limit of the deduction at 6% of the items in Pesos subject to the Central Bank rules of Minimum Cash. Effective as of July 29, 2021, this limit was increased to 8% of the items in Pesos subject to the Central Bank rules of Minimum Cash. Communication “A” 7047 sets forth that for those financial entities that are members of the “Ahora 12” Program, the requirement will be reduced by an amount equivalent to 35%  of the aggregate financings in Pesos granted by the relevant institution, and sets forth the limit of the deduction at 6% of the items in Pesos subject to the Central Bank rules on minimum cash.

(3)	In the case of financings included in the “Line of financings for the productive investments of SMEs,” the requirement will be reduced by an amount equivalent to % of the financings foreseen in point 4.1. of such line of credits, provided such financings are agreed at an annual nominal interest rate of up to %, measured on a monthly average of daily balances from the previous month.
(4)	For financial entities that have implemented the remote and face-to-face opening of the “Universal Free Account (CGU)” provided for in item 3.11. of the rules on “Savings, salary and special deposits,” the requirement will be reduced by an amount equivalent to the financing in Pesos granted as from April 1, 2021 to individuals and SMEs which have not been reported by financial entities in the Central Bank’s Credit Registry (Central de Deudores del Banco Central) as of December 2020, provided that (i) such financings have been agreed at an annual nominal interest rate that does not exceed the maximum rate established in the first paragraph of point 2.1.1 or in point 2.1.2 of the Central Bank’s rules on interest rates in credit operations, and (ii) such interest rate does not exceed the maximum rate established in the first paragraph of point 2.1.1 of the Central Bank’s rules on interest rates in credit operations applicable to Group “A” Entities, Group “B” Entities, and branches or subsidiaries of G-SIBs not included in those groups, and regardless of the amount of the financing, or the rate applicable to the rest of the financial entities pursuant to point 2.1.2 of the Central Bank’s rules on interest rates in credit operations. This deduction may not exceed 3% of the items in Pesos subject to requirement on average of the month prior to the month of integration. The monthly average balance of the financings reached in the period prior to the integration of the requirement shall be considered.
(5)	Pursuant to Communication “A” 7661, the validity of this reduction was extended from January 1, 2023 to July 30, 2023.

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

(6)	Pursuant to Communication “A” 7616:
(6.1)	In the case of financial entities included in Group “A,” the requirement will be reduced by an amount equivalent to the 30% of the aggregate of all financing in Pesos to MiPyMEs – in accordance with the definition contained in the “Determination of the Status of Micro, Small or Medium-Sized Enterprises Rules”- agreed at a maximum interest of:
(a)	40% fixed nominal per annum until and including February 16, 2020 (which may continue to be counted until its termination).
(b)	35% fixed nominal per annum from February 17, 2020.

For this purpose, the average monthly balance of the financings granted the period before the requirement was calculated that meets the above conditions shall be included. This deduction may not exceed 2% of the items in Pesos subject to the requirement, on average, of the month prior to the calculation.

The financings calculated for this item 4 deduction cannot be included for the determination of the item 1 above deduction.

(6.2)	In accordance with the special treatment provided for financings under Decree No. 260/2020. The requirement will be reduced by an amount equivalent to 40% of the sum of the financings in Pesos agreed to an annual rate of up to 24% with the following objectives:
(c)	MiPyMEs if at least 50% of such financings are allocated to working capital.
(d)	Providers of human health services if they provide hospitalization in the framework of the health emergency as provided by Decree No. 260/2020.
(e)	Non-MiPyMEs clients that agree such financings for the acquisition of machines and equipment produced by local MiPyMEs.

This deduction may not exceed 4% of the concepts in Pesos subject to demand on average of the month immediately previous of the month of computation, and can be extended up to 6% in the case of the following financings agreed as from July 1, 2020:

-	Clients that received the assistance provided for in point (5) a. above, up to the total amount equivalent to the monthly wage bill (without the supplementary annual salary) to be paid by the applicant;
-	Clients that did not received such special assistance.
(6.3)	In accordance with the special treatment provided for under Decree No. 332/2020. The requirement will be reduced by an amount equivalent to:
(f)	60% of the amount of the “Zero Interest-Rate Credits,” “Loans at Subsidized Rate for Companies” and “Zero Interest-Rate Culture Credits” agreed under the framework of Decree No. 322/2020 (as amended) and disbursed until November 5, 2020;
(g)	24% of the “Loans at Subsidized Rate for Companies” disbursed until November 6, 2020, at a nominal annual rate of 27%;
(h)	7% of the “Loans at Subsidized Rate for Companies” disbursed as of November 6, 2020 at a nominal annual rate of 33%.
(6.4)	In the case of financings to MiPyMEs not informed at the Financial System’s Debtors Center (Central de Deudores del Sistema Financiero), the requirement will be reduced by an amount equivalent to 40% of the financings in Pesos to MiPyMEs agreed at a nominal annual rate of 24% measured on a monthly average of daily balances from the previous month.

The financings computed for the deduction provided in points 1, 3, 4, 6.1, 6.2 and 6.4 can only be computed in one of the abovementioned points.

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

LELIQ Global Daily Position

Pursuant to Section 8 “net position in LELIQ and NOTALIQ” of the Central Bank rules “Cash settled and forward transactions, futures, bonds, surety bonds, other derivatives and mutual funds,” financial institutions may maintain a net position in short term LELIQ global including those effectively imputed to integrate the minimum cash requirement in Pesos pursuant to sections 1.3.7.1. and 1.3.17. of the Central Bank rules “Rules of Minimum Cash,” up to an amount equivalent to the average daily balance of time deposits in Pesos of the previous period.

Financial institutions that have a percentage of time deposits in Pesos in relation to the total deposits in Pesos by such sector (measured as a monthly average of daily balances of the previous period, considering only capital without interest or adjustments) equal to or higher than 20% may maintain a joint positive net position of longer term LELIQ and variable rate Liquidity Notes (NOTALIQ).

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

Interest rate and fee regulations

Maximum lending rates

Communication “A” 7605 sets forth that the maximum interest rate applicable to credit card transactions shall not exceed a nominal annual rate of 77% in transactions that do not exceed Ps.200,000. If the transaction amount exceeds Ps.200,000, or if the transaction amount in foreign currency exceeds U.S.$200, the only limit that applies is the one provided in Article 16 of Law 25,065 on Credit Cards.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to transactions linked to credit cards, in addition to the above mentioned, the Article 16 of the Credit Card Law establishes that:

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

Zero interest-rate financings policy

By means of Communication “A” 6993, dated April 24, 2020, with the purpose of containing the impact of the COVID-19 pandemic, the Central Bank established a zero interest-rate financing policy, applicable only to the eligible clients to be later determined by AFIP to whom the financial institutions may grant credit card financings to be paid in at least 12 equal and consecutive installments after a 6-month grace period. In regards to these loans, the minimum cash requirement will be reduced in accordance with the provisions of Decree No. 332/2020 (as amended and restated). Additionally, companies which are granted a zero interest-rate loan may not, until full repayment: (i) access the foreign exchange market to carry out operations corresponding to the formation of external assets, remittance of family aid and derivatives; and, (ii) sell securities with settlement in foreign currency or transfer them to other depositary entities (contado con liquidación).

Minimum fixed-term deposit rates

Pursuant to Communication “A” 7491 (as amended by Communication “A” 7561) for financial institutions included in groups “A” and “B” for purposes of the Central Bank rules on “Minimum Cash,” and for branches or subsidiaries of foreign banks rated as systemically important (G-SIBs) which are not included in the groups mentioned above, a minimum deposit rate shall apply, which shall be timely disclosed by the Central Bank, to deposits in Pesos which are not adjustable by “UVA” or “UVI” on behalf of holders of the non-financial private sector.

As of March 17, 2023, pursuant to Communication “A” 7726,  fixed-term deposits that do not exceed a total of $10 million at the date of constitution of each fixed-term deposit and that are constituted by individuals in financial institutions, will have a passive rate of 100% of the monetary policy rate of the day prior to that in which the impositions are made, or the last one disclosed, as the case may be. In the case of fixed-term deposits constituted in the name of two or more individuals, the amount of the fixed-term deposit will be distributed proportionally among its holders.

For fixed-term deposits not included in the preceding paragraph, the deposit rate will be 89.10% of the monetary policy rate of the day prior to the day on which the deposits are made, or the last one disclosed, as the case may be.

Fees

Central Bank regulations grant broad protection to financial services customers since 2013. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. According to Central Bank rules on “Protection to Financial Services Customers,” fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Section 2.3.2.2 of Central Bank rules on “Protection to Financial Services Customers” sets forth certain exceptions to the application of fees and charges, such as for insurance services and SMEs for over-the-counter cash deposits.

Fees and charges are not applicable for immediate electronic transfers if such transfers are ordered by final customers of financial services, the individual or entity which orders the transfer is the same individual or entity receiving the transfer, and such transfers are ordered or received in accounts for judicial use.

Central Bank Communication “A” 6212, which became effective as of April 1, 2017, reduced the commissions on credit card and debit card sales pursuant to a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017, 2018, 2019 and 2020 was 2.0%, 1.85%, 1.65% and 1.50%, respectively. For 2021 and thereafter, the maximum credit card sales commission rate is 1.30%. The maximum debit card sales commissions for 2017, 2018, 2019 and 2020 was 1.0%, 0.90%, 0.80% and 0.70%, respectively. For 2021 and thereafter, the maximum debit card sales commission rate is 0.60%. In June 2022, the Central Bank issued Communication “A” 7533, which sets forth that debit cards sales commission fees must not exceed 0.60% and credit cards sales commission fees must not exceed 1.30%.

On February 19, 2020 by means of Communication “A” 6912, the Central Bank established that for 180 business days from February 19, 2020 financial entities could not increase commissions to customers of financial services, nor announce new commissions, except for those which have already been announced. This regulation was further extended until February 28, 2021 and afterwards by means of Communication “A” 7158 the Central Bank established that, until February 28, 2021, financial entities must not increase the fees for credit cards related services, including issuance, renewal, administration or maintenance services, and for savings accounts related services, by more than 9% in January 2021 and or February 2021.

On March 26, 2020, by means of Communication “A” 6945 (as amended by Communications “A” 6957, “A” 6963, “A” 7009, “A” 7044, “A” 7107 and “A” 7181), the Central Bank determined that until March 31, 2021, any banking transactions made through ATMs would not be subject to any charges or fees. After March 31, 2021, banks are authorized to charge commissions for ATM transactions, but these are still free of charge for users with salary accounts, retirement accounts and beneficiaries of social plans. The use free of charge of ATM networks will continue after March 31, 2021 for all users of the financial system. After that date, only holders of debit cards associated with salary accounts, retirement payments or social plans will be able to continue using any ATM free of charge, regardless of the bank or network to which they belong. The rest of the users may use the ATM services provided by their bank free of charge.

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

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 21, 2023, the value of UVI and UVA were Ps.211.46 and Ps.228.39, respectively.

Both units are amended based on the indices published by the INDEC and the Central Bank on their websites.

Foreign Exchange System

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, following the results of the primary elections held in August 2019, the Argentine government reinstated exchange controls. The new controls apply to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others.

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

The following instruments are excluded from the ratio: deductible assets when determining a bank’s RPC, Argentine government bonds linked to the growth of the GDP, the concepts that the financial entity registers in its branches abroad, the balances corresponding to the “special accounts for holders with agricultural activity” and the “special accounts for exporters,” certain non-transferable domestic bills of the Central Bank denominated in Pesos, the public and private securities denominated in Pesos which are adjustable by the exchange rate, and the loan agreements denominated in Pesos with variable remuneration based on the variation of the U.S. dollars that are not covered by the term investments with variable remuneration based on the U.S. dollar.

Limits

Negative Foreign Currency Net Global Position (liabilities exceeding assets)

The limit is 30% of the RPC of the immediately preceding month (Communication “A” 7417).

Positive Foreign Currency Net Global Position (assets exceeding liabilities)

This daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed 5% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position in Cash: this daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed the higher of U.S.$2,500,000 or the 0% of the RPC of the immediately preceding month.

As of June 18, 2018, the Central Bank allows that the Positive Foreign Currency Net Global Position may reach up to 30% of the RCP, while the total excess over the general limit originates only as a result of:

(a)	increase in the position in U.S. treasury bills in U.S. dollars with respect to those held as of June 15, 2018;
(b)	position in national treasury bills in U.S. dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date; and/or
(c)	increase in the position in national treasury bills linked to U.S. dollars with respect to those held as of May 13, 2019.

As provided by Communication “A” 7093 (as amended by Communication “A” 7395), it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law No. 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange. Loan agreements in Pesos with variable remuneration based on the fluctuation of the U.S. dollar rate agreed until May 27, 2020, which are not hedged with term investments with variable remuneration based on the U.S. dollar, are excluded for the determination of the foreign currency net global position.

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

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.85,260,000 to micro-credit institutions and commercial loans of up to Ps.426,300,000 with or without preferred guarantees. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.426,300,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.

At the entity’s option, financing of a commercial nature of up to Ps.426,300,000, whether or not such financing has preferred guarantees, may be grouped together with credits for consumption or housing, in such case they will receive the treatment provided for the latter. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

Under the current debt classification system, each customer, as well as the customer’s outstanding debts, are included within one of six sub-categories. The debt classification criteria applied to the consumer loan portfolio are primarily based on objective factors related to customers’ performance of their obligations or their legal standing, while the key criterion for classifying the commercial loan portfolio is each borrower’s paying ability based on their future cash flow. In addition, on February 2, 2023, the Central Bank issued Communication “A” 7687 in order to provide financing to the economic sectors which had been affected by the droughts which occurred in Argentina during 2023. This regulation provides rules to compute the terms in arrears to consider a producers to whom the Agricultural Emergency Law applies as a debtor. These debtors are classified in: (i) category 1 debtors (normal situation), which are allowed to incur in up to 75 days in arrears in the payment of its obligations; (ii) category 2 debtos (with special monitoring or low risk), such term will be 76 and up to 75 days in arrears in the payment of its obligations; (iii) category 3 debtors (with special follow-up or low risk), such term shall be 76 and up to 135 days of arrears; and (iv) category 4 debtors (with problems or medium risk): such term shall be 136 and up to 225 days of arrears.

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

Allowances for Loan Losses

Grupo Supervielle recognises the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank, as amended. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000.

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

Government Measures in Response to the COVID-19 Pandemic

During 2020 and 2021, the Argentine government and the Central Bank issued a series of preventive measures to contain the spread of COVID-19 and mitigate its impact on the Argentine economy. On March 19, 2020, the Argentine government declared a nationwide lockdown from March 20, 2020 through March 31, 2020, which was extended several times until November 6, 2020, when the country shifted towards a “social distancing” phase, instead of a strict lockdown.

Decree No. 867/2021 set forth certain sanitary measures that financial institutions must comply with until December 31, 2022, including enforcing the mandatory use of masks by individuals in their branches and the maintainance of social distance between such individuals. As of the date of this annual report, the measures adopted by means of Decree No. 867/2021 are no longer in force.

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

Other measures

●	Classification of Debtors: On March 19, 2020, the Central Bank issued Communication “A” 6938, as amended from time to time, by which new rules regarding the criteria for debtor classification and provisioning were to be adopted until June 1, 2021. These rules provided an additional 60-day period of non-payment before a loan was required to be classified as non-performing and included all financings to commercial portfolio clients and loans granted for consumption or housing purposes. On March 25, 2021, through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments, a benefit was not renewed from the due date at the end March 31, 2021. Financial entities and other obligated parties should increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: (i) until March 31, 2021, in 60 days, (ii) until May 31, 2021, in 30 days, and (iii) as of June 1, 2021, financial entities should classify their debtors according to the general debtor classification.
●	Facilities and Government Guarantees to Finance Payment of Salaries: Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Simultaneously, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs. On March 26, 2020, the Central Bank also issued Communication “A” 6946, by means of which the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 (as amended by Communications “A” 6943, “A” 7006 and “A” 7157) to SMEs and households may be deducted from reserve requirements, considering 130% of its amount when its proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries. These assistances will be provisioned in the financial statements until their cancellation based on the classification of the small and medium-sized company at the time of granting. The amounts of: (i) the reduction of the provisions by application of this measure; (ii) the reduction of the provisions due to the suspension of the application of the expected credit losses criterion for Group “B” Entities; and (iii) the increase in the RPC due to the positive difference between the provisions according to IFRS and according to the Central Bank’s regulatory framework for Group “A” Entities, must be subtracted from the calculation to determine the distributable profit.
●	Time deposits minimum rate. By virtue of Communication “A” 6983, the Central Bank ruled that all non-adjustable time deposits under Ps.1 million made by individuals as of April 20, 2020, shall have a minimum rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit is made. As of March 17, 2023, pursuant to Communication “A” 7726, fixed-term deposits that do not exceed a total of U.S.$10 million at the date of constitution of each fixed-term deposit and that are constituted by individuals, will have a passive rate of 100% of the monetary policy rate of the day prior to that in which the impositions are made, or the last one disclosed, as the case may be. For more information, see “—Liquidity and Solvency Requirements—Minimum Cash Reserve Requirements—LELIQ Global Daily Position.”
●	Securities-guaranteed transactions prohibition. By means of Communication “A” 6991, the Central Bank forbid financial institutions to guarantee transactions via securities (caución bursátil). By means of Communication “A” 7683, the Central Bank authorizes financial entities to carry to guarantee transactions via securities (caución bursátil) in Pesos, in stock exchanges and markets authorized by the CNV. Also, they are excluded from the obligations included for the determination of the minimum cash requirement.
●	Credit line for productive investment of MiPyMEs. Pursuant to Communication “A” 7140, as amended, the Central Bank approved the rules for a “Credit line for productive investment of MiPyMEs” (líneas para el financiamiento productivo)

destined to the acquisition of capital goods, and/or the construction of facilities necessary for the production of goods and/or services, and the commercialization of goods and/or services, with a maximum annual nominal rate from 35% to 43%. For these credit line, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits. Through Communication “A” 7240, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to (i) a minimum quota of 7.5% of the average balance of deposits from private sector as of September 2021, for the 2021/2022 quota, (ii) a minimum quota of 7.5% of the average balance of deposits from private sector as of March 2022, for the 2022 quota, (iii) a minimum quota of 7.5% of the average balance of deposits from private sector as of September 2022, for the 2022/2023 quota and (iv). a minimum quota of 7.5% of the average balance of deposits from private sector as of March 2023, for the 2023 quota.
●	Solidarity and Extraordinary Contribution. By means of Decree 42/2021 the Argentine government regulated the Solidarity and Extraordinary Contribution Law, which established a one-time extraordinary and mandatory contribution for resident individuals and undivided estates, in Argentina or abroad, whose total value of assets exceed the amounts specified in the Law.

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

Minimum Interest Rate On Time Deposit Rates

Pursuant to Communication “A” 7491 (as amended by Communication “A” 7561) for financial institutions included in groups “A” and “B” for purposes of the Central Bank rules on “Minimum Cash,” and for branches or subsidiaries of foreign banks rated as systemically important (G-SIBs) which are not included in the groups mentioned above, a minimum deposit rate shall apply, which shall be timely disclosed by the Central Bank, to deposits in Pesos which are not adjustable by “UVA” or “UVI” on behalf of holders of the non-financial private sector.

As of March 17, 2023, pursuant to Communication “A” 7726,  fixed-term deposits that do not exceed a total of U.S.$10 million at the date of constitution of each fixed-term deposit and that are constituted by individuals in financial institutions, will have a passive rate of 100% of the monetary policy rate of the day prior to the day on which the impositions are made, or the last one disclosed, as the case may be. In the case of fixed-term deposits constituted in the name of two or more individuals, the amount of the fixed-term deposit will be distributed proportionally among its holders.

For fixed-term deposits not included in the preceding paragraph, the deposit rate will be 89.10% of the monetary policy rate of the day prior to the day on which the deposits are made, or the last one disclosed, as the case may be.

Central Bank Repo Transactions- Interest Rate

Passive repo transactions are a type of financing transaction between banks which are common in the financial market. These transactions are made through contracts pursuant to which the Central Bank, which acts as the repurchasing party, acquires public or private securities from a bank in exchange of cash, and the Central Bank and the selling bank agree that the selling bank will repurchase such securities on a certain date and at a certain price. The difference between the spot purchase price of the securities and the forward sale price determines the interest rate applicable to the of Passive repo transactions.

As of August 12, 2022, by means of Communication “A” 7579, the Central Bank agreed to offer 1-day Central Bank passive repo transactions against mutual funds. These offers will be made against Internal Bills of the Central Bank denominated in Pesos for FCI LETFCI, at 1 business day term and at an annual nominal rate which will be duly notified by the Central Bank. The sole registration, settlement and depository agent of the collaterals will be the “Central de Registro y Liquidación de Instrumentos de Deuda Pública, Regulación Monetaria y Fideicomisos Financieros CRyL.” In addition, as of January 27, 2023, by means of Communication “B” 12467, the Central Bank decided to fix the rate of the mutual funds passive rate by applying the coefficient of 0.85 to the rate in effect for 1-day term passive rate with financial institutions.

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

Fintech Regulations

The Central Bank issued Communication “A” 6885 (as amended by Communication “A” 7226) by means of which it regulates certain aspects of Fintech operations. This communication defined Payment Service Provider (“PSP”) as those non-financial entities in retail payments performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments, and creayred a registry for PSP operations. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the FIL, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime. Shareholdings acquired on stock exchanges that do not reach the threshold of 20% of the capital or voting rights are exempt from the provisions of point (iii).

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

On February 24, 2022, the Central Bank issued Communication “A” 7462 (as amended by Communication “A” 7533) providing for the creation of the “Register of interoperable digital wallets” and establishing that any PSP wishing to provide a digital wallet service that allows making transfer payments initiated by reading QR codes must be registered therein. In addition, it defines a “digital wallet” service as the service offered by a financial institution or payment service provider (PSP) through an application on a mobile device or web browser that must allow making payments with transfer (PCT) and/or with other payment instruments.

Gender Parity Requirements

On September 3, 2020, by means of Communication “A” 7100 (as amended by Communication “A” 7465), the Central Bank amended the rules on “Guidelines for Corporate in Financial Institutions” (Lineamientos para el gobiernos societario en entidades financieras) to include a requirement of gender parity.

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

The UIF is a decentralized agency that operates with autonomy and financial independency under the Argentine Ministry of Economy, and its mission is to prevent and deter the crimes of money laundering and terrorist financing.

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

Reporting Subjects Obliged to Inform and Collaborate with the UIF

The AML/CFT Regime, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos obligados”), which are legally bound to inform and collaborate with the UIF.

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

The Central Bank and the CNV must also comply with the AML/CFT Regime established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 30/2017 and 21/2018, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism. On February 1, 2023, Resolution UIF No. 14/2023 revoked Resolution UIF No. 30/2017 and amended the AML/CFT Regime which is applicable to financial and exchange entities which are categorized as regulated entities under the former Resolution UIF No. 30/2017. Resolution UIF No. 14/2023 sets forth the main guidelines for money laundering and terrorist financing and minimum compliance that each financial entity must adopt and apply to manage the risks of being used by third parties for the execution of crimes related to money laundering and terrorist financing. The purpose of these guidelines is to enable financial institutions to ensure that their measures to prevent money laundering and terrorist financing are adequate. Resolution UIF No. 14/2023 also sets forth, among others, the prohibition of keeping anonymous accounts or accounts under fictitious names and the measures required to be adopted by financial institutions with respect to foreign politically exposed persons. Resolution UIF No. 14/2023 is effective as from April 1, 2023.

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

Politically Exposed Persons

Resolution No. 134/2018 of the UIF (amended by Resolutions No. 15/2019 and 128/2019), establishes the rules that Reporting Parties must follow regarding clients that are Politically Exposed Persons (“PEP”).

Following the aforementioned RBA, Resolution 134/2018 establishes that Reporting Parties must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

In addition, the UIF has issued the Guide for the management of risks of money laundering and financing of terrorism in relation to customers (and ultimate beneficiaries) that are PEPs, which sets up guidelines for Reporting Parties in order to comply with the Resolution No. 134/2018. On February 28, 2023, the UIF issued Resolution No. 35/2023 pursuant to which the UIF updated the provisions related to PEPs. Resolution No. 35/2023 became effective on April 1, 2023 and revoked the Resolution No. 134/2018, and sets forth that (i) once the two-year term established for the maintenance of the PEP status has expired, financial entities shall assess the risk level of the client or beneficial owner, and (ii) the affidavits by means of which clients are required to state whether they are PEPs must be provided at the beginning of the commercial relationships with the financial entities and at the time of changing the PEP status.

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

Item 4.COrganizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

	Jurisdiction of	Name under which the subsidiary does
Subsidiary	incorporation	business
Banco Supervielle S.A.	Argentina	Supervielle
IUDÚ Compañia Financiera S.A.	Argentina	IUDÚ
Tarjeta Automática S.A.	Argentina	N/A
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	IOL invertironline
Portal Integral de Inversiones S.A.U.	Argentina	IOL invertironline / IOL Academy
Supervielle Productores Asesores de Seguros S.A.	Argentina	Supervielle Broker de Seguros
Supervielle Agente de Negociación S.A.U.	Argentina	Supervielle Agente de Negociación
Bolsillo Digital S.A.U.	Argentina	N/A
Dólar IOL S.A.U.	Argentina	N/A
Sofital S.A.F. e I.I.	Argentina	N/A
IOL Holding S.A.	Uruguay	N/A
IOL Agente de Valores S.A.	Uruguay	N/A

Banco Supervielle S.A.

We own 97.10% of the share capital of the Bank and Sofital owns 2.79%. The Bank is a universal commercial bank and our largest subsidiary. The Bank on individual basis accounted for 97.8% of our total assets as of December 31, 2022. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail, corporate and institutional customers.

According to the information published by the Central Bank, as of December 31, 2022 we were one of the top 10 private banks in the Argentine financial system in terms of  outstanding amount of loans and deposits. In terms of deposits, we had an estimated market share of 2.9% of daily average deposits of December, 2022, ranking ninth among the total private banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.9% as of daily average loans of December 2022, ranking eighth among the total private banks in the Argentine financial system. As of December 31, 2022, the Bank on a consolidated basis had total assets of Ps.674,3 billion, a total loan portfolio of Ps.231.9 billion and total deposits of Ps.547,8 billion, and its shareholders’ equity amounted to Ps.72.2 billion. For more information regarding the Bank’s business performance, see “—Business Segments.”

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

On December 14, 2022, the Bank, as the absorbing entity, and IUDÚ, as the absorbed entity, entered into a merger agreement, pursuant to which IUDÚ will merge into the Bank. While the consumer finance business of IUDÚ was integrated into the Bank during the fourth quarter of 2022, the merger is subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023.

The Bank owns 95% of IUDÚ’s common shares and Grupo Supervielle owns directly the remaining 5%. For more information regarding the IUDÚ’s business performance, see “—Business Segments.”

Tarjeta Automática S.A.

Tarjeta comprised a network of branches created in 1996. In December 2012, IUDÚ began to market loans and credit cards products through Tarjeta’s branches in order to offer financial services and insurance products. Grupo Supervielle, the Bank and IUDÚ own 7.85%, 0.90% and 91.25% of Tarjeta’s common shares, respectively.

On December 14, 2022, the Bank, as absorbing entity, and Tarjeta, as the absorbed entity, entered into a merger agreement, pursuant to which Tarjeta will merge into the Bank. While the consumer finance business of Tarjeta was integrated into the Bank during the fourth quarter of 2022, the merger is subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023.

For more information regarding the Tarjeta’s business performance, see “—Business Segments.”

Espacio Cordial de Servicios S.A.

Espacio Cordial was created in October 2012 and began operating in December 2012. Espacio Cordial provides non-financial services in Argentina related to insurance, tourism, health care services, security and other contemplated in the bylaws of this business unit. We have direct service channels across the Bank’s branches located in Argentina. In the services category, we continued marketing prepaid health services through telephone and online channels, with a strong strategy in social media and aiming at the development of digital self-management products.

We own 95% of the share capital of Cordial Servicios and Sofital owns the remaining 5%. As a result of our corporate restructuring in August 2018, Cordial Servicios became part of the consumer finance segment of Grupo Supervielle.

During 2022, we sold 9,953 home appliances and we have a stock of 312,863 service plans through Espacio Cordial. For more information regarding the Espacio Cordial’s business performance, see “—Business Segments.”

Micro Lending S.A.U.

MILA is a company that provides car financing loans and was acquired by Grupo Supervielle on May 2, 2018. We own 100% of the share capital of MILA. MILA promotes origination of car loans for the purchase of cars through greater efficiency and capillarity of the commercial network, new financial products and the use of synergies within the companies of Grupo Supervielle.

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

Supervielle Productores Asesores de Seguros S.A.

On December 21, 2018, we created Supervielle Productores Asesores de Seguros and began to operate in the second half of 2019 offering insurance broker services, including in relation to life insurance policies, and wealth and pension insurance premiums. We directly own 95.240964% and indirectly own 99.999993506% of its share capital.

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

For information regarding Supervielle Asset Management’s business performance, see “—Business Segments.”

Invertironline S.A.U. and Portal Integral de Inversiones S.A.U.

IOL invertironline is a digital online broker established 22 years ago that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

IOL invertironline offers investment alternatives in the Argentine stock market and in the United States and provides our customers with education tools on financing matters.

We own 100% of the share capital of InvertirOnline and Portal Integral de Inversiones S.A.U.

For information regarding IOL invertironline’s business performance, see “—Business Segments.”

Bolsillo Digital S.A.U.

On June 12, 2019, we created Bolsillo Digital. Bolsillo Digital is Grupo Supervielle’s PSP (“Payment Service Provider”) fintech business which is registered with the Argentine Central Bank. Bolsillo Digital offered in-person and digital payment and collection solutions to businesses. On August 5, 2021, Grupo Supervielle, within the framework of the commercial strategy for its payment services business, transferred all of its shares of Bolsillo Digital to its subsidiary Banco Supervielle S.A.

Bolsillo Digital’s main activity in 2022 was to provide payment services under its brand Boldi.  In February 2023, the Bank entered into an agreement with UALA Bis pursuant to which the Bank referred users of Boldi to UALA Bis. As a result of this transfer, the Boldi app was permanently closed.

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

Dólar IOL S.A.U. (formerly, known as Easy Cambio S.A.).

In October 2020, we acquired 100% of the common shares of Easy Cambio S.A., a company authorized by the Central Bank to provide foreign exchange broker services, in order to expand our offer of financial services. On November 17, 2022, the board of directors of Dólar IOL resolved to cease the activity of the company as a foreign exchange broker given its low operation volumes since May 2021. On November 17, 2022, Dólar IOL requested to the Central Bank to cancel the authorization to carry out exchange operations and to revoke the registration of the company from the Central Bank’s Registry of Foreign Exchange Operators (Registro de Operadores de Cambio ). As of the date of this annual report, these requests are pending authorization from the Central Bank.

IOL Holding S.A. and IOL Agente de Valores S.A.

On August 6, 2021, Grupo Supervielle acquired 95% of the shares of IOL Holding S.A., a company incorporated in Uruguay. Sofital acquired the remaining 5% of the shares of IOL Holding S.A.

On August 23, 2021, IOL Holding S.A. acquired 100% of the shares of IOL Agente de Valores S.A., a company incorporated in Uruguay which is expected to provide security dealer services. On June 16, 2022, the Central Bank of Uruguay authorized IOL Agente de Valores to act as a security dealer providing services to non-residents of Uruguay. IOL Agente de Valores S.A. is expected to provide its services through an online platform to non-residents of Uruguay who may be based in Latin America and seek to participate in the U.S. capital markets.

Sofital S.A.F. e I.I.

Sofital is a holding company that owns shares of the same companies owned by Grupo Supervielle. As of the date of this annual report, Sofital holds 2.7944% of the capital stock of the Bank, 5.0% of the capital stock of Cordial Servicios, 5.0% of the capital stock of Supervielle Seguros, 5.0% of the capital stock of SAM, 4.75903% of Supervielle Productores Asesores de Seguros and 0.007% of IOL Holding S.A.

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

Item 4.ESelected Statistical Information

You should read this information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5.A. Operating Results” included elsewhere in this annual report. We prepared this information from our financial statements, which are prepared in conformity with IFRS. For further information, see Note 1.1 and Note 2 to our audited consolidated financial statements.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	68,590,819	32,079,653	46.8%	75,221,866	20,659,984	27.5%	41,356,003	19,168,261	46.3%
Pesos	55,254,944	28,538,820	51.6%	54,096,444	20,458,424	37.8%	38,232,800	15,722,275	41.1%
Dollars	13,335,875	3,540,833	26.6%	21,125,423	201,560	1.0%	3,123,203	3,445,986	110.3%
Securities Issued by the Central Bank	204,198,168	108,736,451	53.3%	122,626,250	45,339,010	37.0%	139,910,633	52,525,338	37.5%
Pesos	204,198,168	108,736,451	53.3%	122,626,250	45,339,010	37.0%	139,910,633	52,525,338	37.5%
Dollars	—	—	—%	—	—	—%	—	—	—%

	Year ended December 31,
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Investment Portfolio	272,788,987	140,816,104	51.6%	197,848,116	65,998,994	33.4%	181,266,636	71,693,599	39.6%
Pesos	259,453,112	137,275,270	52.9%	176,722,693	65,797,434	37.2%	178,143,432	68,247,614	38.3%
Dollars	13,335,875	3,540,833	26.6%	21,125,423	201,560	1.0%	3,123,203	3,445,986	110.3%
Loans
Loans to the Financial Sector	202,113	85,658	42.4%	79,844	24,449	30.6%	618,441	161,944	26.2%
Pesos	160,389	80,674	50.3%	77,462	22,887	29.5%	499,759	154,511	30.9%
Dollars	41,724	4,984	11.9%	2,382	1,562	65.6%	118,681	7,433	6.3%
Overdrafts	12,840,541	7,537,097	58.7%	14,378,891	6,103,082	42.4%	19,504,891	7,875,343	40.4%
Pesos	12,839,893	7,537,097	58.7%	14,378,891	6,103,082	42.4%	19,503,869	7,875,343	40.4%
Dollars	648	—	—%	—	—	—%	1,022	—	—%
Promissory notes	43,764,421	20,561,099	47.0%	54,210,132	21,806,714	40.2%	43,628,729	18,307,060	42.0%
Pesos	43,597,920	20,553,496	47.1%	54,121,141	21,803,075	40.3%	42,804,648	18,230,152	42.6%
Dollars	166,501	7,603	4.6%	88,991	3,639	4.1%	824,081	76,908	9.3%
Mortgage loans	25,359,917	18,113,794	71.4%	30,459,622	13,757,961	45.2%	31,304,319	11,745,103	37.5%
Pesos	25,359,917	18,113,794	71.4%	30,459,622	13,757,961	45.2%	31,304,319	11,745,103	37.5%
Dollars	—	—	—%	—	—	—%	—	—	—%
Automobile and Other Secured Loans	7,844,568	4,213,953	53.7%	6,156,785	3,016,404	49.0%	4,680,180	2,171,083	46.4%
Pesos	7,844,568	4,213,953	53.7%	6,156,785	3,016,404	49.0%	4,680,180	2,171,083	46.4%
Dollars	—	—	—%	—	—	—%	—	—	—%
Personal Loans	44,637,440	29,590,308	66.3%	58,044,432	37,793,670	65.1%	62,462,863	41,673,624	66.7%
Pesos	44,637,440	29,590,308	66.3%	58,044,432	37,793,670	65.1%	62,462,863	41,673,624	66.7%
Dollars	—	—	—%	—	—	—%	—	—	—%
Corporate Unsecured Loans	38,827,690	16,284,814	41.9%	39,797,519	13,476,675	33.9%	51,392,746	17,587,964	34.2%
Pesos	38,827,690	16,284,814	41.9%	39,797,519	13,476,675	33.9%	51,392,746	17,587,964	34.2%
Dollars	—	—	—%	—	—	—%	—	—	—%
Credit Card Loans	51,967,789	14,730,148	28.3%	52,071,122	11,546,621	22.2%	47,272,465	11,227,684	23.8%
Pesos	50,612,391	14,730,078	29.1%	51,449,195	11,546,582	22.4%	46,607,685	11,227,596	24.1%
Dollars	1,355,398	70	0%	621,927	39	0%	664,780	88	0%

	Year ended December 31,
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Receivables from Financial Leases	11,336,157	4,580,097	40.4%	10,624,617	3,080,042	29.0%	10,837,873	2,071,128	19.1%
Pesos	9,860,793	4,486,930	45.5%	6,616,341	2,793,493	42.2%	4,617,209	1,559,879	33.8%
Dollars	1,475,365	93,167	6.3%	4,008,275	286,549	7.1%	6,220,664	511,249	8.2%
Total Loans excl. Foreign trade and U.S.$.loans	236,780,636	115,696,969	48.9%	265,822,963	110,605,617	41.6%	271,702,508	112,820,933	41.5%
Pesos	233,741,000	115,591,145	49.5%	261,101,387	110,313,829	42.2%	263,873,279	112,225,255	42.5%
Dollars	3,039,636	105,824	3.5%	4,721,576	291,788	6.2%	7,829,229	595,678	7.6%
Foreign Trade Loans and U.S.$.loans	19,675,337	1,287,776	6.5%	35,863,739	2,422,345	6.8%	59,301,297	4,272,549	7.2%
Pesos	—	—	—%	—	—	—%	—	—	—%
Dollars	19,675,337	1,287,776	6.5%	35,863,739	2,422,345	6.8%	59,301,297	4,272,549	7.2%
Total Loans	256,455,973	116,984,745	45.6%	301,686,702	113,027,962	37.5%	331,003,805	117,093,481	35.4%
Pesos	233,741,000	115,591,145	49.5%	261,101,387	110,313,829	42.2%	263,873,279	112,225,255	42.5%
Dollars	22,714,973	1,393,600	6.1%	40,585,315	2,714,134	6.7%	67,130,526	4,868,227	7.3%
Repo transactions	21,423,995	10,600,905	49.5%	99,698,807	34,519,613	34.6%	49,935,103	12,776,403	25.6%
Pesos	21,423,995	10,600,905	49.5%	99,698,807	34,519,590	34.6%	49,935,103	12,776,403	25.6%
Dollars	—	—	—%	—	23	—%	—	—	—%
Total Interest-Earning Assets	550,668,955	268,401,753	48.7%	599,233,625	213,546,569	35.6%	562,205,543	201,563,484	35.9%
Pesos	514,618,107	263,467,320	51.2%	537,522,887	210,630,852	39.2%	491,951,814	193,249,271	39.3%
Dollars	36,050,848	4,934,433	13.7%	61,710,738	2,915,717	4.7%	70,253,729	8,314,213	11.8%

	Year ended December 31,
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Non Interest-Earning Assets
Cash and due from banks	68,936,290			89,312,576			120,286,612
Pesos	35,053,864			40,903,777			62,055,558
Dollars	33,882,426			48,408,799			58,231,055
Premises and equipment and miscellaneous and intangible assets and unallocated items	50,820,859			50,863,789			47,119,071
Pesos	50,820,859			50,863,789			47,119,071
Dollars	—			—			—
Allowance for loan losses	(13,694,461)			(23,234,985)			(25,311,436)
Pesos	(12,326,164)			(20,452,683)			(21,477,545)
Dollars	(1,368,297)			(2,782,302)			(3,833,891)
Other assets	52,879,037			60,931,748			49,449,346
Pesos	51,620,301			59,012,158			45,067,015
Dollars	1,258,736			1,919,590			4,382,331

	Year ended December 31,
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Non Interest-Earning Assets	158,941,725			177,873,128			191,543,594
Pesos	125,168,861			130,327,041			132,764,099
Dollars	33,772,864			47,546,087			58,779,495
Total Assets	709,610,680			777,106,753			753,749,137
Pesos	639,786,968			667,849,928			624,715,913
Dollars	69,823,712			109,256,825			129,033,224

	Year ended December 31,
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
LIABILITIES
Interest-Bearing Liabilities
Special Checking Accounts	176,501,290	67,816,547	38.4%	161,414,339	41,178,718	25.5%	118,101,165	18,597,380	15.7%
Pesos	157,385,365	67,767,242	43.1%	135,888,787	41,099,542	30.2%	92,913,302	18,527,744	19.9%
Dollars	19,115,925	49,305	0.3%	25,525,552	79,176	0.3%	25,187,863	69,637	0.3%
Time Deposits	196,031,529	94,781,418	48.4%	228,171,856	73,231,650	32.1%	210,255,118	57,555,194	27.4%
Pesos	189,769,761	94,757,501	49.9%	217,625,485	73,195,847	33.6%	194,384,092	57,324,685	29.5%
Dollars	6,261,768	23,917	—%	10,546,371	35,803	0.3%	15,871,026	230,509	1.5%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	6,273,806	2,352,390	37.5%	24,340,608	3,049,883	12.5%	45,335,386	7,017,743	15.5%
Pesos	3,806,698	2,223,015	58.4%	7,880,720	2,500,426	31.7%	16,756,163	5,724,587	34.2%
Dollars	2,467,108	129,375	5.2%	16,459,888	549,457	3.3%	28,579,223	1,293,156	4.5%
Subordinated Loans and Negotiable Obligations	—	—	—%	2,657,249	178,610	6.7%	6,254,511	417,543	6.7%
Pesos	—	—	—%	47,802	—	—%	—	—	—%
Dollars	—	—	—%	2,609,447	178,610	6.8%	6,254,511	417,543	6.7%
Total Interest-Bearing Liabilities	378,806,625	164,950,355	43.5%	416,584,052	117,638,860	28.2%	379,946,179	83,587,862	22.0%
Pesos	350,961,824	164,747,758	46.9%	361,442,794	116,795,815	32.3%	304,053,556	81,577,017	26.8%
Dollars	27,844,801	202,597	0.7%	55,141,259	843,045	1.5%	75,892,623	2,010,845	2.6%

	Year ended December 31,
	2022			2021			2020
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
Low and Non-Interest Bearing Deposits	159,279,777			177,576,327			196,357,907
Savings Accounts	89,750,812	352,319	0.4%	106,210,967	196,281	0.2%	116,097,657	122,252	0.1%
Pesos	67,662,166	346,576	0.5%	76,237,377	188,365	0.2%	81,892,532	113,052	0.1%
Dollars	22,088,647	5,743	0.0%	29,973,589	7,916	0.0%	34,205,125	9,200	0.0%
Checking Accounts	69,528,964			71,365,360			80,260,250
Pesos	66,529,784			67,259,077			74,823,271
Dollars	2,999,180			4,106,283			5,436,978
Other Liabilities	74,386,153			79,271,295			75,836,136
Pesos	68,022,942			72,782,023			66,340,940
Dollars	6,363,211			6,489,272			9,495,196
Non-Controlling Interest Result	306,050			—			462,181
Pesos	306,050			—			462,181
Dollars	—			—			—
Stockholders’ equity	96,832,075			103,675,078			101,146,733
Pesos	96,832,075			103,675,078			101,146,733
Dollars	—			—			—
Total Low and Non-Interest Bearing Deposits	330,804,055			360,522,700			373,802,957
Pesos	299,353,017			319,953,556			324,665,658
Dollars	31,451,037			40,569,144			49,137,299
Total Liabilities and Stockholders’ equity	709,610,680			777,106,752			753,749,136
Pesos	650,314,841			681,396,350			628,719,214
Dollars	59,295,839			95,710,403			125,029,922

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2022 compared to the year ended December 31, 2021, and for the year ended December 31, 2021 compared to the year ended December 31, 2020. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2022, 2021 and 2020 under IFRS.

	Year ended December 31,
	2022/2021			2021/2020

	Increase (Decrease) Due to Changes in
						Net
	Volume	Rate	Net Change	Volume	Rate	Change

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	(1,469,859)	12,889,528	11,419,669	6,171,142	(4,679,419)	1,491,723
Pesos	598,358	7,482,037	8,080,396	5,999,381	(1,263,232)	4,736,149
Dollars	(2,068,218)	5,407,491	3,339,273	171,761	(3,416,187)	(3,244,426)
Securities Issued by the Central Bank	43,437,417	19,960,025	63,397,441	(6,390,612)	(795,716)	(7,186,329)
Pesos	43,437,417	19,960,025	63,397,441	(6,390,612)	(795,716)	(7,186,329)
Dollars	—	—	—	—	—	—
Total Investment Portfolio	41,967,557	32,849,553	74,817,110	(219,470)	(5,475,135)	(5,694,606)
Pesos	44,035,775	27,442,062	71,477,837	(391,231)	(2,058,948)	(2,450,180)
Dollars	(2,068,218)	5,407,491	3,339,273	171,761	(3,416,187)	(3,244,426)
Loans
Loans to the Financial Sector	46,411	14,798	61,209	(201,051)	63,555	(137,496)
Pesos	41,712	16,076	57,788	(124,771)	(6,854)	(131,625)
Dollars	4,699	(1,278)	3,421	(76,280)	70,409	(5,871)
Overdrafts	(903,401)	2,337,417	1,434,015	(2,175,283)	403,022	(1,772,261)
Pesos	(903,401)	2,337,417	1,434,015	(2,175,283)	403,022	(1,772,261)
Dollars	—	—	—	—	—	—
Promissory Notes	(4,957,454)	3,711,840	(1,245,614)	4,528,870	(1,029,216)	3,499,654
Pesos	(4,960,993)	3,711,415	(1,249,578)	4,558,927	(986,004)	3,572,923
Dollars	3,539	425	3,964	(30,057)	(43,212)	(73,269)
Mortgage loans	(3,642,560)	7,998,392	4,355,832	(381,532)	2,394,390	2,012,858
Pesos	(3,642,560)	7,998,392	4,355,832	(381,532)	2,394,390	2,012,858
Dollars	—	—	—	—	—	—
Automobile and Other Secured Loans	906,645	290,904	1,197,550	723,435	121,885	845,320
Pesos	906,645	290,904	1,197,550	723,435	121,885	845,320
Dollars	—	—	—	—	—	—
Personal Loans	(8,887,539)	684,178	(8,203,362)	(2,876,912)	(1,003,042)	(3,879,954)
Pesos	(8,887,539)	684,178	(8,203,362)	(2,876,912)	(1,003,042)	(3,879,954)
Dollars	—	—	—	—	—	—
Corporate Unsecured Loans	(406,758)	3,214,897	2,808,139	(3,926,504)	(184,785)	(4,111,289)
Pesos	(406,758)	3,214,897	2,808,139	(3,926,504)	(184,785)	(4,111,289)
Dollars	—	—	—	—	—	—
Credit Card Loans	(243,503)	3,427,030	3,183,527	1,086,562	(767,626)	318,936
Pesos	(243,541)	3,427,037	3,183,496	1,086,565	(767,579)	318,986
Dollars	38	(7)	31	(3)	(47)	(50)
Receivables from Financial Leases	1,316,365	183,691	1,500,056	685,894	323,020	1,008,914
Pesos	1,476,314	217,123	1,693,437	844,056	389,558	1,233,614
Dollars	(159,949)	(33,432)	(193,381)	(158,162)	(66,538)	(224,700)
Total Loans excl. Foreign trade and U.S.$.loans	(16,771,795)	21,863,147	5,091,352	(2,536,520)	321,204	(2,215,317)
Pesos	(16,620,122)	21,897,439	5,277,318	(2,272,018)	360,592	(1,911,427)
Dollars	(151,674)	(34,292)	(185,965)	(264,502)	(39,388)	(303,890)
Foreign Trade Loans and U.S.$.loans	(1,059,552)	(75,018)	(1,134,569)	(1,583,043)	(267,161)	(1,850,204)
Pesos	—	—	—	—	—	—
Dollars	(1,059,552)	(75,018)	(1,134,569)	(1,583,043)	(267,161)	(1,850,204)
Total Loans	(17,831,347)	21,788,130	3,956,783	(4,119,563)	54,043	(4,065,520)
Pesos	(16,620,122)	21,897,439	5,277,318	(2,272,018)	360,592	(1,911,427)

	Year ended December 31,
	2022/2021			2021/2020

	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
Dollars	(1,211,225)	(109,309)	(1,320,535)	(1,847,545)	(306,549)	(2,154,093)
Repo transactions	(38,731,517)	14,812,832	(23,918,685)	17,230,122	4,513,064	21,743,186
Pesos	(38,731,517)	14,812,832	(23,918,685)	17,230,122	4,513,064	21,743,186
Dollars	—	—	—	—	—	—
Total Interest-Earning Assets	(56,562,864)	36,600,962	(19,961,902)	13,110,559	4,567,107	17,677,666
Pesos	(55,351,639)	36,710,272	(18,641,367)	14,958,104	4,873,656	19,831,759
Dollars	(1,211,225)	(109,309)	(1,320,535)	(1,847,545)	(306,549)	(2,154,093)
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	(13,925,529)	35,475,298	21,549,769	7,798,901	7,877,554	15,676,455
Pesos	(13,909,164)	35,470,819	21,561,655	7,816,977	8,054,184	15,871,161
Dollars	(16,365)	4,479	(11,886)	(18,076)	(176,630)	(194,706)
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	9,239,499	17,398,330	26,637,829	12,998,976	9,582,361	22,581,337
Pesos	9,256,031	17,411,669	26,667,700	12,997,929	9,573,870	22,571,798
Dollars	(16,532)	(13,339)	(29,871)	1,047	8,492	9,539
Subordinated Loans and Negotiable Obligations	(3,112,906)	2,415,414	(697,492)	(3,220,598)	(747,262)	(3,967,860)
Pesos	(2,379,125)	2,101,715	(277,410)	(2,816,035)	(408,126)	(3,224,161)
Dollars	(733,781)	313,699	(420,082)	(404,563)	(339,136)	(743,699)
Total Interest-Bearing Liabilities	(7,798,936)	55,289,042	47,490,106	17,577,280	16,712,653	34,289,933
Pesos	(7,032,258)	54,984,203	47,951,945	17,998,871	17,219,928	35,218,798
Dollars	(766,678)	304,839	(461,839)	(421,591)	(507,274)	(928,865)
Low and Non-Interest Bearing Deposits
Special Checking Accounts	(45,974)	202,011	156,038	(15,090)	89,119	74,029
Pesos	(43,924)	202,135	158,211	(13,973)	89,285	75,312
Dollars	(2,050)	(123)	(2,173)	(1,118)	(166)	(1,284)

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2022	2021	2020

	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	514,618,107	537,522,887	491,951,814
Dollars	36,050,848	61,710,738	70,253,729
Total	550,668,955	599,233,625	562,205,543
Net interest earned
Pesos	98,372,986	93,646,672	111,559,203
Dollars	4,726,093	2,064,755	6,294,168
Total	103,099,079	95,711,427	117,853,370
Net Interest Margin
Pesos	19.1%	17.4%	22.7%
Dollars	13.1%	3.3%	9.0%
Weighted average yield(3)	18.7%	16.0%	21.0%
Yield Spread
Pesos	11.8%	12.5%	18.1%
Dollars	13.3%	3.7%	10.0%
Weighted interest spread(4)	13.5%	13.1%	19.0%
Gross Yield
Pesos	51.2%	39.2%	39.3%
Dollars	13.7%	4.7%	11.8%
(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government, the Central Bank, and other public sector and corporate issuers. The following table sets out our investments in Argentina and other governments and corporate securities, as of December 31, 2022 and 2021 by type and currency of denomination.

	12/31/2022	12/31/2021
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Letra Tesoro en pesos ajustable CER Desc Vto.20/01/23	5,041,609	—
Letra Tesoro en pesos a desc. Vto.28/04/23	4,896,610	—
Letra Tesoro en pesos a desc. Vto.31/03/23	2,373,228	—
Bono Nación Dual Vto.31/07/23	1,822,439	—
Bono Tesoro en pesos ajustable CER 1,40% Vto.25/03/23	391,186	3,531,328
Letra Tesoro en pesos a desc. Vto.17/02/23	348,011	—
Bono Tesoro en pesos ajustable CER Vto. 21/10/22	—	5,785,358
Bono República Argentina vinculado al U$S 31/07/23	271,897	—
Letra Tesoro en pesos a descuento Vto.31/01/23	131,680	—
Bono República Argentina U$S STEP UP Vto.09/07/30	117,494	11,639
Bono Nación Dual Vto.29/09/23	3,767,504	—
Bono Nación Dual Vto.30/06/23	1,876,875	—
Bono República Argentina en pesos a descuento Vto. 31/12/2021	—	9,529,764
Bono Tesoro en pesos ajustable CER 1,20% Vto. 18/03/22	—	5,842,520
Bono Tesoro en pesos ajustable CER Vto. 28/02/22	—	2,468,238
Bono Tesoro en pesos a descuento Vto. 31/03/22	—	2,462,819
Bono República Argentina dólares STEP UP Vto. 29/04/22	—	1,557,027
Bono Tesoro en pesos Vto. 06/02/23	—	1,008,234
Letra del Tesoro en pesos ajustable CER Vt. 31/03/22	—	844,943
Otros	197,080	3,248,003
Bonos Tesoro Nacional vinculado USD	—	790,124
Letra del Tesoro Nacional en pesos a descuento con vencimiento 28 de febrero de 2023	449,000	—
Letra del Tesoro Nacional en pesos a descuento con vencimiento 31 de marzo de 2023	338,200	—
Bocon - Bono de consolidacion $ 8 serie (PR15)	—	4,454
Bono Tesoro en pesos ajustable CER 1,50% Vto.25/03/24	27,153	—
Bono del Tesoro Nacional Vinculado Vto 25/03/2024	12	—
Letra del Tesoro Nacional Vto.20/01/2023	4,052	—
Letra del Tesoro Nacional & a desc Vto.28/04/2023	70,922	—

Securities issued by the Central Bank
Liquidez del BCRA Vto. 11/01/2022	—	694,161
Liquidez del BCRA Vto. 20/01/2022	—	38,211

Corporate Securities
ON YPF Clase 39 8,50% U$S Vto.28/07/25	29,498	—
ON Luz Tres Picos 4 U$S 29/09/26	25,653	—
ON PYME Venturino $ Vto.05/10/23	3,675	7,823
ON Santander Rio $ CL.25 Vto.10/06/22	—	496,029
ON YPF Energía Elec $ CL.7 Vto.20/05/22	—	102,964
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	79	—
ON YPF Ener.Elec. C.11 V.29/08/24 U$S	1,224	—
ON SPI Energy vto 26/06/2026 USD	199,597	62,984

Total debt securities	22,384,677	38,486,623

	12/31/2022	12/31/2021
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Government securities
Bono Tesoro $ Vto 06/02/2023	1,924,680	7,192,738
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	712,096	2,477,987
Bono Tesoro $ Aj CER 1,40% Vto.25/03/23	473,103	1,154,639
Bono Tesoro vinc al U$S 29/04/22	—	7,270,135
Letra Tesoro $ aj CER Desc Vto.16/08/22	—	2,021,953
Letra Tesoro $ a desc. Vto.29/04/22	—	1,720,024
Bono Nación Arg. $ Badlar+200 03/04/22	—	1,061,783
Letra Tesoro $ a desc. Vto.31/01/22	—	898,521
Bono Pcia Bs As $ Canc Deuda Vto.07/09/22	—	14,163
Bono del Tesoro de la Nación especie TV22	—	807,840
LETRA DEL TESORO NACIONAL EN PESOS AJUST POR CER A Dto X19Y3	2,194,789	—
Bono del Tesoro DKL 0,30% 28/04/23	—	102,079
LETRAS DEL TESORO CER $ 31/03/22	—	352,860
BONCER 1.20% 2022	—	335,508
LETRAS DEL TESORO CER $ 28/02/22	—	716,083
LT REP ARG A DESC V31/05/23	37,801	—
X17F3 - LECER A DESC.VT.17/02/23 $	216,502	—
LETRAS AJUST.A DESC.VTO.16/06/23 $ CG (X16J3)	143,469	—
BONO DEL TESORO BONCER $ 2026 (TX26)	136,881	—
LETRAS DEL TESORO CER $ 19/05/23 (X19Y3)	74,230	—
BONCER 1.55% 2024 (T2X4)	161,546	—
BONO DEL TESORO BONCER $ 2026 (TX26)	156,960	—
LECER VTO. 21ABR23	225,643	—

Securities issued by the Central Bank
Letra de liquidez del BCRA Vto.17/01/23	38,649,920	—
Letra de liquidez del BCRA Vto.19/01/23	33,684,910	—
Letra de liquidez del BCRA Vto.24/01/23	24,778,078	—
Letra de liquidez del BCRA Vto.10/01/23	24,496,650	—
Letra de liquidez del BCRA Vto.12/01/23	19,518,720	—
Letra de liquidez del BCRA Vto.26/01/23	12,340,705	—
Letra de liquidez del BCRA Vto.05/01/23	10,888,141	—
Letra de liquidez del BCRA Vto.03/01/23	9,938,730	—
Letra de liquidez del BCRA Vto.18/01/22	—	34,417,793
Letra de liquidez del BCRA Vto.25/01/22	—	22,782,224
Letra de liquidez del BCRA Vto.01/11/22	—	16,369,957
Letra de liquidez del BCRA Vto.01/04/22	—	13,578,976
Letra de liquidez del BCRA Vto.01/20/22	—	13,357,399
Letra de liquidez del BCRA Vto.01/06/22	—	10,647,115

Nota de liquidez del BCRA Vto.11/01/23	13,537,120	—
Nota de liquidez del BCRA Vto.04/01/23	4,839,496	—
Nota de liquidez del BCRA Vto.25/01/23	3,998,196	—
Nota de liquidez del BCRA Vto.18/01/23	2,686,800	—

Corporate Securities
ON Tarjeta Naranja CL.53 $ V05/04/24	1,159,479	—
ON Tarjeta Naranja CL.55 $ V09/02/24	917,561	—
ON SPI Energy SA CL.1 US$ V.27/06/2026	792,249	—
ON MSU Energy CL.4 U$S VTO.20/05/24	225,681	—
ON Credicuotas C. S.2 $ 28/01/2024	219,009	—
ON MSU S.A. Cl. 2 UVA Vto.06/08/23	215,218	—
ON Credicuotas C. S.1 V5/10/2023 $	120,020	—
ON Cent ter Gen/Med UVA Vto.12/11/24	105,973	106,003
ON MSU S.A S.10 U$S Vto.12/09/24	102,301	216,789
ON Newsan SA CL.12 $ V.13/06/2023	63,024	103,794
Others	32	62

	12/31/2022		12/31/2021
Measure at amortized cost
LOCAL
Public bonds
Bono del Tesoro en pesos a tasa fija 22% Vto 21/05/22	—		16,044,270
Bono República Argentina en pesos Vto.23/05/27	12,854,292		—
Bonte Badlar en pesos Vto.23/11/27	4,239,214		—
Letra Tesoro en pesos a descuento Vto.31/03/23	3,284,509		—
Letra Tesoro en pesos a descuento Vto.28/04/23	2,108,680		—
Letra Tesoro en pesos ajustable CER Desc Vto.19/05/23	1,784,263		—
Bono Tesoro BONCER 2% $ 2026	1,549,619		—
Letra Tesoro en pesos a descuento Vto.28/02/23	1,522,515		—
Letra Tesoro en pesos a descuento Vto.18/09/23	1,176,256		—
Letra del Tesoro Nacional ajustable CER a desc 19/05/2023	195,494		—
Others	1,887,371		—

Securities issued by the Central Bank
Letra de liquidez del BCRA Vto.14/06/23	2,519,475		—
Nota de liquidez del BCRA Vto.22/03/23	12,257,773		—
Nota de liquidez del BCRA Vto.18/01/23	5,976,959		—
Nota de liquidez del BCRA Vto.15/03/23	3,723,145		—
Nota de liquidez del BCRA Vto.22/02/23	3,220,122		—

Corporate Securities
ON MSU CL 6 U$S Vto.02/11/24	1,610,562		—
ON GN Medi/CT Roca 17 U$S Vto.07/11/24	89,072		—
Others	16		31

Total other debt securities	269,735,051		153,750,726
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
Pampa Energía S.A.	46,530		48,116
YPF S.A.	45,593		18,755
Transener S.A.	5,564		14,200
Grupo Financiero Galicia S.A.	5,026		31,699
Loma Negra S.A.	33,016		31,334
Ternium Arg S.A.Ords."A"1 Voto Esc	13,738		65,160
Central Puerto S.A.	3,067		6,582
Transp. De Gas Del Sur	5,426		3,123
Edenor S.A.	46,662		6,742
Aluar S.A.	54,284		35,337
Others	10,054		44,802

Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	233,600	(1)	208,949

Total investments in equity instruments	502,560		514,799
Total	292,622,288		192,752,148

(1)	Includes an equity investment in Modo of Ps.73,523 thousand. The Bank owns 2.581% of the shares of Modo, which is a company fully owned by most banks operating in Argentina. It developed and launched Modo in late 2020 as a way to send and receive money with people you know, using their mobile phone numbers as ID without the need for a CBU, alias account number or CVU (uniform virtual key). In the beggining of 2021 also added a Peer to Merchant solution for payments through a QR code. Modo is a standalone app or it can be embedded in the banking apps and intends to become a strong player in the digital payment segment.

The following table sets out the weighted average yield for each range of maturities, to debt securities that are not held at fair value:

Grupo Supervielle S.A.
As of December 31, 2022
After 5
		After 1 year	year
Debt securities that are not held at	Within 1	through	through	After 10
fair value	year	5 years	10 years	years	Total
Weighted average yield	50.8%	37.1%	—	—	43.9%

The weighted average yield was calculated as the sum of each bond’s returns divided by the sum of each bond’s average holding considering their remaining maturity.

The following table sets out the aggregate book value of securities from a single issuer that exceeds 10% of Grupo Supervielle Shareholder´s Equity:

		%Shareholder´s
Single Issuer	12/31/2022	Equity
Argentine government(1)	59,184,865	64.14%
Central Bank(2)	227,054,940	246.07%
	286,239,805

(1) Includes Ps.16.7 billion of Treasury Bonds considered in the minimum reserve requirements.

(2) Includes Ps.34.8 billion of Securities Issued by the Central Bank considered in the minimum reserve requirements.

Loans and other Financing

Our loan and other financing portfolio are included in Note 25 to our audited consolidated financial statements. Loans and The Other Financing of our audited consolidated financial statements.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2022 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Maturing as of December 31, 2022
		After 1	After 5
		year	year
	Within 1	through	through	After 15
	year	5 years	15 years	years	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	41,240	165,992	70,470	—	277,702
To the financial sector	611,067	39,002	—	—	650,069
To the non-financial private sector and foreign residents:
Overdrafts	14,517,262	—	—	—	14,517,262
Promissory notes	65,298,002	5,832,074	—	—	71,130,076
Mortgage loans	387	209,873	5,201,754	18,878,287	24,290,301
Automobile and other secured loans	3,700,634	4,110,615	—	—	7,811,249
Personal loans	11,885,806	25,998,957	649,805	93	38,534,661
Credit card loans	49,510,500	—	—	—	49,510,500
Foreign trade loans and U.S. dollar loans	5,743,224	4,807,177	587,991	—	11,138,392
Others	16,763,653	2,483,431	16,973	—	19,264,057
Receivables from financial leases	3,516,774	6,395,961	776,246	—	10,688,981
Total loans and other financing	171,588,549	50,043,082	7,303,239	18,878,380	247,813,250

Interest Rate Sensitivity

The following table analyzes the amount of our loan and other financing portfolio due after one year at fixed and variable interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Amount due after one year at
	Fixed	Variable
	interest rate	interest rate	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	—	236,462	236,462
To the financial sector	39,002	—	39,002
To the non-financial private sector and foreign residents:
Overdrafts
Promissory notes	5,588,926	243,148	5,832,074
Mortgage loans	—	24,289,914	24,289,914
Automobile and other secured loans	3,835,839	274,776	4,110,615
Personal loans	26,647,037	1,818	26,648,855
Credit card loans	—	—	—
Foreign trade loans and U.S. dollar loans	5,395,168	—	5,395,168
Others	2,500,404	—	2,500,404
Receivables from financial leases	5,205,372	1,966,835	7,172,207
Total loans and other financing	49,211,748	27,012,953	76,224,701

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated. The past due loans listed in the table below include loans of the Bank, Tarjeta, Espacio Cordial, IUDÚ and MILA past due more than 90 days.

	Grupo Supervielle S.A.
	Year ended December 31,
	2022	2021	2020
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	173,411	208,676	822,900
Promissory notes	134,129	79,614	426,748
Mortgage loans	709,661	868,670	1,520,926
Automobile and other secured loans	405,197	3,597,636	537,729
Personal loans	2,583,516	3,641,667	485,690
Credit card loans	2,354,959	711,686	440,780
Foreign trade loans	1,480,395	2,540,183	5,328,599
Other loans	1,489,801	878,430	1,509,883
Receivables from financial leases	38,714	50,986	282,247
Total Past Due Loans and other financing	9,369,783	12,577,548	11,355,502
Past Due Financings
With Preferred Guarantees	755,928	3,489,888	6,704,374
Without Guarantees	8,613,855	9,087,660	4,651,128
Total Past Due Financings	9,369,783	12,577,548	11,355,502

Analysis of the Allowance for Loan Losses

The analysis of the allowances for loan losses are included in Note 1.11 and Note 25 of our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

The following table analyses the ratio of allowances for loans losses to total loans:

	Grupo Supervielle S.A.
	Year ended December 31,
	2022	2021	2020
Allowances for loan losses	12,222,052	19,572,466	24,770,682
Loans and other financing	247,813,250	322,425,859	334,657,840
Allowances as a percentage of Loans	4.93%	6.07%	7.40%

The following table analyzes the ratio of net charge-offs to average loans, disclosed by loan category.

	Grupo Supervielle S.A.
	As of December 31,
	2022			2021			2020
		Write-offs	Net Charge-		Write-offs	Net Charge-		Write-offs	Net Charge-
		and	offs/average		and	offs/average		and	offs/average
	Average	reversals	loans	Average	reversals	loans	Average	reversals	loans
Loans:
Promissory notes	43,764,421	(61,081)	(0.14)%	54,210,132	(399,346)	(0.74)%	43,628,729	(479,086)	(1.10)%
Unsecured corporate loans	38,827,690	(2,929,006)	(7.54)%	39,797,519	(7,691,835)	(19.33)%	51,392,746	(2,527,437)	(4.92)%
Overdrafts	12,840,541	(104,020)	(0.81)%	14,378,891	(665,318)	(4.63)%	19,504,891	(4,020,104)	(20.61)%
Mortgage loans	25,359,917	(65,967)	(0.26)%	30,459,622	(17,629)	(0.06)%	31,304,319	(2,047,051)	(6.54)%
Automobile and other secured loans	7,844,568	(886,447)	(11.30)%	6,156,785	(72,323)	(1.17)%	4,680,180	(408,384)	(8.73)%
Personal loans	44,637,440	(4,593,206)	(10.29)%	58,044,432	(3,765,344)	(6.49)%	62,462,863	(5,164,878)	(8.27)%
Credit card loans	51,967,789	(3,840,186)	(7.39)%	52,071,122	(1,768,730)	(3.40)%	47,272,465	(3,069,501)	(6.49)%
Foreign Trade Loans	19,675,337	(111,542)	(0.57)%	35,863,739	(179,599)	(0.50)%	59,301,297	(745,846)	(1.26)%
Loans to the Financial Sector	202,113	—	—	79,844	—	—	618,441	—	—
Receivables from financial leases	11,336,157	(48,498)	(0.43)%	10,624,616	(254,942)	(2.40)%	10,837,874	(290,102)	(2.68)%
Total	256,455,973	(12,639,953)	(4.93)%	301,686,702	(14,815,066)	(4.91)%	331,003,805	(18,752,389)	(5.67)%

Allocation of the Allowance for Loan Losses and Other Financing

The allocation of allowances for loan and other financing losses by category of loans are included in Note 1.11 and Note 25 of our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2022, 2021 and 2020.

	Grupo Supervielle S.A.
	As of December 31,
	2022		2021		2020
		% of		% of		% of
	Loan	Loan	Loan	Loan	Loan	Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Oils and oilseeds	105,488	—%	1,399,663	0.4%	885,912	0.3%
Agriculture, crops and fruit	11,707,452	4.7%	20,754,988	6.4%	25,443,485	7.6%
Manufactured foodstuff, cattle beef	10,958,640	4.4%	16,360,485	5.1%	17,538,303	5.2%
Household items, sales / Trading	476,400	—%	814,752	—%	162,163	—%
Automotive vehicles and car parts	5,654,534	2.3%	4,789,569	1.5%	5,489,578	1.6%
Sugar	1,577,077	0.6%	1,894,592	0.6%	2,354,547	0.7%
Foreign and local banks	36,366	—%	83,798	—%	20,561	—%
Alcoholic beverages	1,987,175	0.8%	753,150	0.2%	451,250	0.1%
Civil construction	3,323,279	1.3%	2,310,298	0.7%	8,475,892	2.5%
Road works and specialized construction	9,343,533	3.8%	8,141,588	2.5%	8,968,018	2.7%
Cooperatives and small financial institutions	5,593,983	2.3%	13,171,958	4.1%	8,929,018	2.7%
Private and public mail services	22,089	—%	29,595	—%	42,857	—%
Cattle raising	4,068,686	1.6%	5,478,574	1.7%	6,559,341	2.0%
Leather	78,716	—%	557,015	0.2%	818,078	0.2%
Electricity and gas distribution	3,074,076	1.2%	3,009,442	0.9%	6,609,869	2.0%
Home appliances, audio and video devices, production and importation	730,067	—%	664,116	—%	135,351	—%
Hydrocarbon extraction and production	2,234,626	0.9%	473,375	0.1%	400,881	0.1%
Families and individuals(1)	122,304,936	49.4%	150,396,022	46.6%	154,032,996	46.0%
Hypermarkets and supermarkets	846,197	0.3%	930,336	0.3%	632,866	0.2%
Machines and tools – Production, sale and/or lease	2,980,902	1.2%	2,530,667	0.8%	3,094,906	0.9%
Motorcycles, parts and accessories	4,110	—%	3,835	—%	48,864	—%
Paper and cardboard	667,714	0.3%	1,499,257	0.5%	1,826,283	0.5%
Plastic - Manufactures	1,575,617	0.6%	1,447,463	0.4%	1,998,472	0.6%
Metal products	2,389,665	1.0%	2,034,321	0.6%	2,782,117	0.8%
Pharmaceutical products and laboratories	1,771,114	0.7%	2,040,846	0.6%	1,950,749	0.6%
Chemical products	2,199,943	0.9%	2,857,879	0.9%	3,557,276	1.1%
Waste collection and recycling	4,958,937	2.0%	4,758,772	1.5%	3,460,222	1.0%
Corporate services	2,113,090	0.9%	3,898,061	1.2%	4,508,532	1.3%
Health services	4,224,329	1.7%	4,154,056	1.3%	2,775,416	0.8%
Mineral extraction and production	4,796,013	1.9%	4,514,889	1.4%	1,236,953	0.4%
Telecommunications	703,769	—%	77,047	—%	68,381	—%
Textile industry	4,758,059	1.9%	8,506,665	2.6%	6,054,616	1.8%
Cargo transportation	5,233,960	2.1%	5,569,720	1.7%	4,319,145	1.3%
Wine industry	10,354,569	4.2%	11,929,261	3.7%	11,442,965	3.4%
Real estate agencies	800,804	0.3%	260,980	0.1%	597,860	0.2%
Other(2)	14,157,335	5.7%	34,328,824	10.6%	36,984,117	11.1%
Total	247,813,250	100.0%	322,425,859	100.0%	334,657,840	100.0%

(1)Loans for personal consumption.

(2)Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2022, 2021 and 2020.

	Grupo Supervielle S.A.
	As of December 31,
	2022		2021		2020
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	66,529,839	—%	54,840,740	—%	62,852,290	—%
Dollars	2,999,184	—%	3,348,129	—%	4,567,166	—%
Total	69,529,023	—%	58,188,869	—%	67,419,456	—%

	Grupo Supervielle S.A.
	As of December 31,
	2022		2021		2020
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate
Savings accounts
Average
Pesos	67,749,472	0.6%	62,248,676	0.3%	68,846,087	0.2%
Dollars	22,074,918	—%	24,406,894	0%	28,711,768	0%
Total	89,824,390	0.4%	86,655,570	0.2%	97,557,855	0.1%
Special checking accounts
Average
Pesos	157,636,486	43.0%	111,741,146	36.8%	83,695,911	22.2%
Dollars	19,115,948	0.3%	20,812,701	0.4%	21,158,288	0.3%
Total	176,752,434	38.4%	132,553,846	31.1%	104,854,199	17.8%
Time deposits
Average
Pesos	190,109,233	49.9%	177,631,338	41.2%	164,512,121	35.0%
Dollars	6,261,776	0.38%	8,599,166	0.42%	13,331,966	1.80%
Total	196,371,009	48.3%	186,230,505	39.4%	177,844,087	32.5%

	Grupo Supervielle S.A.
	As of December 31,
	2022		2021		2020
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	27		113		694
Dollars	—		—		—
Total	27		113		694
Savings accounts
Average
Pesos	5,404		7,057		7,653
Dollars	13,756		32,591		21,193
Total	19,160		39,648		28,846
Time deposits
Average
Pesos	5,933		10,634		15,342
Dollars	—		—		—
Total	5,933		10,634		15,342

	2022	2021	2020

	(in thousands of Pesos)
Uninsured deposits	420,140,779	372,122,010	314,438,519

Maturity of Deposits

The following table sets forth information regarding the maturity of our time deposits exceeding the SEDESA insurance limit at December 31, 2022.

Grupo Supervielle S.A.
As of December 31,
2022
(in thousands of Pesos)
Time Deposits
3 months or less;	163,033,998
Over 3 months through 6 months;	1,978,157
Over 6 months through 12 months;	1,169,538
Over 12 months	—
Total Time Deposits(1)	166,181,693

(1)Only principal. Excludes the CER and UVA adjustment.

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency was set at Ps.1,000,000 as from March 1, 2019 and increased to Ps.1,500,000 as of May 1, 2020. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000.

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

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2022		2021		2020
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate

	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	1,710,444	8.4%	10,000,627	2.9%	15,281,207	3.7%
Average during period	1,628,608	7.5%	11,615,818	4.8%	70,887,099	5.7%
Maximum monthly average	2,728,650		13,693,229		156,433,446
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	2,432,317	34.7%	2,148,997	32.5%	1,838,750	30.2%
Average during period	3,301,585	47.6%	1,898,196	18.3%	2,466,088	35.3%
Maximum monthly average	6,121,060		2,524,795		3,169,054
Other(1)
Total amount outstanding at the end of the reported period	21,629,593	0.8%	27,591,605	—%	26,839,661	—%
Average during year	18,639,136	1.7%	21,169,199	—%	25,926,005	—%
Maximum monthly average	21,744,275		27,961,540		31,635,663
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	512,054	69.2%	1,964,466	34.1%	12,193,864	34.3%
Average during year	553,185	54.7%	4,219,686	14.4%	15,027,917	26.5%
Maximum monthly average	1,008,542		8,240,104		20,763,433

(1)Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021	2020
Net Income for the year attributable to owners of the parent company	(5,028,955)	(3,378,763)	10,290,496
Average total assets(1)	709,610,680	777,106,753	753,749,137
Average shareholders’ equity	96,832,075	103,675,078	101,146,733
Shareholders’ equity at the end of the period attributable to owners of the parent company	92,272,973	100,337,004	104,822,912
Net income as a percentage of:
Average total assets	(0.7)%	(0.4)%	1.4%
Average shareholders’ equity	(5.2)%	(3.3)%	10.2%
Declared cash dividends	—	491,857	1,002,622
Dividend payout ratio(2)	—%	(14.6)%	9.7%
Average shareholders’ equity as a percentage of average total assets	13.6%	13.3%	13.4%
(1)	Calculated on a daily basis.
(2)

Calculated by dividing dividend paid in the year by net income for the year attributable to owners of the parent company under IFRS. As mentioned in Note 24 to our audited consolidated financial statements, dividends are paid based on distributable retained earnings calculated in accordance with the rules of the Argentine Central Bank.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and IUDÚ’s consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2022, 2021 and 2020 under IFRS. Minimum capital requirements have been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2022	2021	2020
Calculation of excess capital:
Allocated to assets at risk	20,729,624	12,957,481	9,047,140
Allocated to Bank premises and equipment, intangible assets and equity investment assets	3,747,910	2,035,689	1,350,035
Market risk	1,693,962	965,159	551,765
Public sector and securities in investment account	625,570	34,489	27,651
Operational Risk	8,188,453	4,805,957	3,233,793
Required minimum capital under Central Bank regulations	34,985,519	20,798,775	14,210,384
Basic net worth	77,619,877	42,938,440	30,242,263
Complementary net worth	2,600,170	1,564,272	1,090,865
Deductions	(25,063,540)	(11,770,286)	(7,028,227)
Total capital under Central Bank regulations	55,156,507	32,732,426	24,304,901
Excess capital	20,170,988	11,933,651	10,094,517
Risk Weighted Assets (1)	428,238,464	254,513,436	173,834,352
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	12.9%	12.9%	14.0%
Average shareholders’ equity as a percentage of average total assets	12.2%	12.5%	11.2%
Total liabilities as a multiple of total shareholders’ equity	8.3x	7.5x	7.5x
Cash as a percentage of total deposits	8.7%	11.1%	20.3%
Liquid assets as a percentage of total deposits(3)	46.0%	49.2%	49.7%
Tier 1 Capital / risk weighted assets	12.3%	12.2%	13.4%
(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.
(2)	Nominal values without inflation adjustment.
(3)	Liquid assets include cash, securities issued by the Central Bank, and repo transactions with the Central Bank. This ratio does not consider other government securities held by the Company to set minimum reserve requirements.

As of December 31, 2022, the Bank’s Tier 1 capital ratio on a consolidated basis with IUDÚ was 12.3% compared to 12.2% as of December 31, 2021. Including the liquidity held by the holding company (Grupo Supervielle), which are available for further capital injections into its subsidiaries or for investments for further growth, the consolidated pro-forma Tier 1 capital ratio as of December 31, 2022 was 13.0%. The bank’s Tier 1 ratio coincides with CET 1 ratio.

As of December 31, 2022, the Bank’s total capital ratio on a consolidated basis with IUDÚ was 12.9% compared to 12.9% as of December 31, 2021. Including the funds held by the holding company (Grupo Supervielle) which could be used to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2022 was 13.6% compared to 13.3% as of December 31, 2021.

Item 5.	Operating and Financial Review and Prospects

Item 5.AOperating Results

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, those set forth in “Forward-looking Statements,” and “Item 3.D. Risk Factors.”

This discussion should be read in conjunction with our audited consolidated financial statements which are included elsewhere in this annual report.

Financial Presentation

Our audited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2022.

Our segment disclosure for the years ended December 31, 2022, 2021 and 2020 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

In 2022, we operated our business through the following segments:

•

Personal and Business Banking: Through the Bank, we offer our customers a full range of financial products and services, including personal loans, mortgage loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others. During the fourth quarter of 2022, the clients and financing portfolio of IUDÚ were transferred to the Bank and to our Personal & Business Banking segment. The Bank is offering the clients who were transferred from IUDÚ an omnichannel experience through which they can access the Bank’s broad assortment of financial products and services.

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

•

Consumer Finance: During 2022, we executed our key strategies to improve our return on equity while we operate in an increasingly adverse macroeconomic environment, with inflation at the highest level in decades and loan demand at all-time lows. In this context, we restructured IUDÚ in order to improve the efficiency of our operations and transferred IUDÚ’s clients to the Bank. We also reduced our loan origination and focused on improving asset quality in this middle- to low-income customer segment. The transfer of IUDÚ’s clients, loan portfolio and back-office to the Bank was completed in the fourth quarter of 2022. On December 14, 2022, the Bank, as the absorbing entity, and Tarjeta and IUDÚ, as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta and IUDÚ will merge into the Bank. We expect that these mergers will simplify our corporate  structure and will lead to the completion of the integration of the consumer finance segment which we began in September 2022. These mergers are subject to the approvals of our shareholders’ meetings and the Central Bank, which are expected to be finalized during the second half of 2023.

•

Insurance: Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and integral insurance policies for entreprenuers and SMEs. Supervielle Seguros is continuously offering new products to the different customer segments of the companies of Grupo Supervielle: high net worth individuals (Identité), senior citizens, entrepreneurs and SMEs, customers of the Consumer Finance and Corporate Banking segments.

•

Asset Management and Other Services: Grupo Supervielle offers a variety of other services to its customers, including mutual fund investment products through Supervielle Asset Management. Supervielle also offers brokerage and investment products and services through IOL invertironline.

New Standards and Interpretations issued by the IASB adopted by Grupo Supervielle

Below is a list of New Standards and Interpretations issued by the IASB adopted by Grupo Supervielle:

•Amendments to IFRS 3 “Business Combinations,” IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”; and

•Annual Improvements 2018-2020.

See Note 1.1.3 to our audited consolidated financial statements for a more comprehensive discussion of the effects of the adoption of these new standards.

Overview

We operate in a complex economic context both nationally and internationally. In recent months, the behavior of international markets has been affected by the persistence of significant global inflationary pressures, and the geopolitical conflict between Russia and Ukraine, among other factors. Consequently, the global economic recovery continues to progress, but at a slower pace than previously forecasted. In 2022 and 2021, the global economy grew by 3.4% and 6.2%, respectively, according to the IMF’s estimates, while GDP in developed countries and emerging countries increased 2.7% and 3.9%, respectively. The current global context appears to be converging towards a scenario of more moderate economic growth with tightening of financing conditions, to which are added additional inflationary pressures due to delays in production chains and the rise in the prices of some raw materials. The increase in global inflation during 2021 continued during 2022. In the United States, CPI reached year-on-year 9.1% in June 2022, although it decreased to 6.5% in December 2022. In the eurozone, CPI reached 10.6% year-on-year in October 2022 and descreased to 9.2% in December 2022. According to the IMF, during 2022 inflation averaged 7.2% in developed countries and was higher in emerging countries, where it reached 9.9%. The central banks of developed countries abandoned their lax policies implemented during 2021 and began the most accelerated cycle of interest rate hikes since the 1980s. The U.S. Federal Reserve has begun to reduce the liquidity injected into the markets (a process known as tapering) and on March 16, 2022, the U.S. Federal Reserve approved an increase of 0.25% in interest rates, the first increase since December 2018. During 2022,  the U.S. Federal Reserve increased interest rates several times along the year from 0-0.25% to 4.75-5.0%, with four consecutive increases of 75 basis point. The European Central Bank increased its refinancing rate from 0% to 2.5%. In addition, as a result of the conflict between Russia and Ukraine, the prices of commodities increased 32.4% from December 31, 2021 to May 31, 2022. However, as of December 31, 2022, the prices of commodities had decreased 14.1% as compared to December 31, 2021. Global financial markets were negatively impacted by the increase in interest rates and the price of stock decreased generally by an aggregate of 17.3% as of December 31, 2022.

On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver. On March 12, 2023, Signature Bank (“Signature”) was closed by the New York State Department of Financial Services and the FDIC was appointed as receiver. Following the date of closures of each of SVB and Signature, the FDIC transferred all of the deposits and substantially all of the assets of SVB to Silicon Valley Bridge Bank, N.A., and transferred all of the deposits and substantially all of the assets of Signature to Signature Bridge Bank. Also, as a consequence of the instability in the banking system that began in the United States on March 15, 2023, the shares of the Swiss bank Credit Suisse plummeted up to 30%, and the sales continued even after the first attempt by the Swiss National Bank to stop the fall of Credit Suisse, when an injection of liquidity was made to face the withdrawal of customer deposits. Subsequently, the Swiss bank UBS agreed to purchase the entire Credit Suisse share package.

Before the COVID-19 pandemic, the Argentine economy was contracting and 2020 was the third consecutive year of economic crisis in Argentina. According to data published by the INDEC, the Argentina’s GDP increased by 10.3% in 2021, mainly as a result of the implementation of vaccination programs, which enabled the lifting of certain mobility restrictions that had been enforced in Argentina until the end of 2020, and to the increase in commodity prices, which resulted in an increase in U.S. dollar exports. As a result, the Argentine economy recovered after its significant contraction of 9.9% in 2020. In 2022, Argentina’s GDP increased by 5.2%, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy. This increase represented economic growth in Argentina for the second consecutive year. As of the end of 2022, consumption expanded 9% and investments increased more than 11%, reaching 21% of GDP at constant values. In addition, activity normalized after two years of pandemic and most of the health restrictions implemented during the COVID-19 pandemic in Argentina were lifted.

On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion. In October 2022, December 2022 and April 2023, the IMF authorized disbursements of U.S.$3.8 billion, U.S.$6 billion and U.S.$5.4 billion, respectively, following Argentina’s completion of the targets set forth in the IMF Agreement. In addition, the IMF and the Argentine government agreed to revise the targets set forth in the IMF Agreement for 2023 given the risk that these targets may not be achieved as a result of the negative impact that the droughts which occurred in Argentina during 2023 had on the Argentine economy. In addition, the lower supply of U.S. dollars is expected to have a negative impact on the collection of export withholdings and the development of the Argentine economy, and the presidential and provincial elections which will take place in Argentina in 2023 could negatively impact Argentina’s ability to achieve the targets set forth in the IMF Agreement.

According to IMF, all quantitative performance criteria through end-2022 were met, Fiscal targets were met on account of strong expenditure controls and cash management, as well as higher export duties from another soy FX incentive scheme. Meanwhile, achievement of the net international reserves target reflected efforts to contain imports and encourage the liquidation of exports, including through administrative schemes that led to multiple currency practices and exchange restrictions. That said, progress since end-2022 has been more mixed, owing to the severe drought (for which a modification of the reserve targets is being requested below), but also setbacks in the areas of energy, pension, and exchange rate policy.

During 2022, some domestic issues affected the economy: the resignation of the former Minister of Economy Martín Guzmán in July 2022, the appointment of the new Minister of Economy Sergio Massa in August 2022, exchange rate tensions, an acceleration in inflation from 51.4% in 2021 to 94.8% in 2022 and a decrease in FX reserves. Morever, the conflict between Russia and Ukraine had a negative impact on the Argentine economy.

In the current context in Argentina, we continue to balance risk and profitability by managing the credit cycle and excess liquidity through asset and liability management. We also continue to face further pressures as a result of higher cost of funds resulting from the floor on interest rates on time deposits, caps on interest rates on credit cards and subsidized rates on mandatory credit lines to SMEs. In addition, new and existing regulations may continue to impact on fees which are charged to customers. In terms of expenses, continued to exercise strict control on our recurring costs, although our investments made in order to accelerate our digital transformation and to improve our service across our branches resulted in certain temporary increases in our costs. Moreover, we reduced our number of employees by 21% in 2022 mainly at IUDÚ, the Bank and IOL invertironline.

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility in most of the years. Macroeconomic conditions in 2020 were mainly marked by the health crisis that had a strong impact on activity levels, while in 2021 and 2022 economic activity started to recover.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2020	2021	2022
GDP real growth (%)	(9.9)	10.4	5.2
Primary fiscal balance (excludes interest) (as a % of GDP) (2)	6.5	2.2	2.4
Total public debt (as a % of GDP) (3)	103.8	80.6	85.0
Trade balance (in million U.S.$)	12,528	14,750	6,923
Total deposits (as a % of GDP)(1)	15.6	15.0	15.5
Loans to the private sector (as a % of GDP)(1)	9.9	8.4	7.3
Unemployment rate-end year- (%)	11.0	7.0	6.3
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	36.1	50.9	94.8
Average nominal exchange rate (in Ps.Per U.S.$)	70.59	95.16	130.81

Source: INDEC, Central Bank and City of Buenos Aires

(1)Company estimates based on Central Bank information

(2)Company estimates based on information published by the Argentine Ministry of Economy

(3)Information published by the Argentine Ministry of Economy as of December 31, 2022

As of December 31, 2022, the employment rate decreased to 6.3% in comparison to December 31, 2021. As of December 31, 2022, total salaries increased 90.4% in comparison to December 31, 2021. During 2022, the trade balance accumulated a surplus of U.S.$6,923 million, which represents a decrease of 53.1% in comparison to 2021, when trade balance accumulated a surplus of U.S.$14,750 million, mainly as a result of the increase in energy prices and commodity prices.

On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion.

As of December 31, 2022, gross international reserves amounted to U.S.$4,936 million and the year closed with a stock of U.S.$44,598 million. During 2022, the Central Bank received disbursements from the IMF in an amount of U.S.$4,700 and the positive flow coming from the soybean exports in September and December, when the Central Bank bought U.S.$4,966 million and U.S.$1,988 million, respectively.

During 2022, the nominal exchange rate was stable as a result of the controlled depreciations implemented by the Central Bank, which for most of the year was below monthly inflation rates, except for November and December. As of December 31, 2022, the nominal exchange rate was Ps.177.13 per U.S.$1.00, which represents a devaluation of the Peso of approximately 72.4% compared to 2021. In addition, the blue-chip swap rate (i.e., the difference between the quotation of Argentine shares in Pesos and in U.S. dollars) was 160% and 90% as of June 30, 2022 and December 31, 2022, respectively.

In relation to the monetary and fiscal policy, although the Central Bank increased the yield on the monetary policy interest rate from 38% as of December 31, 2021 to 75% as of December 31, 2022, interest rates remained negative for the majority of 2022, except for November and December, in which the interest rates were positive. In addition, during 2022, the monetary base increased by Ps.1.5 trillion (1.8% of the GDP) and the Central Bank expanded the monetary base in Ps.6.5 trillion (7.7% of the GDP), which was mostly sterilized by the placement of LELIQs and Repos.

In 2022, the primary deficit without extraordinary revenues represented approximately 2.4% of the GDP, below the target of 2.5% established by the IMG, and the financial deficit was 4.2%. During 2022, the fiscal accounts  improved due to placements of primary issuances and higher revenues from export withholdings related to the export incentive program implemented by the Argentine Ministry of Economy, which increased exports at a higher exchange rate.

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI.

According to the available public information based on data from the INDEC, CPI grew 36.1% in 2020, 50.9% in 2021 and 94.8% in 2022, and 6.0%, 6.6% and 7.7% for each of the months of January, February and March 2023, respectively.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue or increase, the Argentine economy and our financial position and business could be adversely affected” and “Item 5.A. Operating Results—Presentation of Financial Statements in Pesos and Inflation.”

The Financial System

The financial system has been affected by the economic conditions in Argentina over the last several years. Although Argentina’s GDP increased by 10.4% and 5.2% in 2021 and 2022, respectively, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy, inflation in Argentina increased to 51.4% in 2021 and to 94.8% in 2022. While the Argentine government is adopting measures to stabilize the Argentine economy, the financial sector in Argentina continues to face considerable macroeconomic and regulatory challenges that we expect will go beyond 2023. During 2021 and 2022, the financial system in Argentina has been impacted by certain regulations such as minimum rates for time deposits, caps on interest rates on certain loans, mandatory loans and LELIQ holdings, foreign exchange market restrictions and negative real interest rates in recent years.

The solvency ratios of the financial system continued to be historically high. The regulatory capital adequacy ratio of the sector totaled 29.6% of the risk weighted assets (RWA), according to December data, which represents a 268% excess adequacy that stipulated by applicable regulations.

Due to the contraction of the financial system in real terms in recent years, the deposit and loan to GDP ratio in the private financial system is below the average of other countries in the region and the world. The penetration both of deposits and loans continues being lower than the levels recorded before the 1999-2002 crisis. According to December 2022 data, the deposit to GDP ratio was 18.3% and the loan to GDP ratio was 7.3% as compared to 14.8% and 8.3%, respectively, in December 2021. The total deposits from the private sector financial system increased by 94.1% in 2022, totaling Ps.18,869,993  million,  0.8% below inflation. Deposits in Pesos recorded a 96.0% growth, or 0.6% in real terms, reaching Ps.15,978,374 million and U.S. dollar deposits measured in Pesos totaled Ps. 2,891,619 million, up by 78.6%,  (8.3% below the price increase) while deposits measured in U.S. dollar showed a slight recovery of 3.6% after the 1.1% decline in 2021.

Additionally, total private sector loans at year end amounted to Ps. 7,547,386 million, an year-on-year increase of 65.9% (-14.9% in real terms). Private sector loans in Pesos grew by 67.1%, 14.2% below inflation, after the 1.9% decrease in real terms in 2021, reaching a credit to GDP ratio penetration of 7.3%.

The following table shows the 2013 to 2022 evolution of major financial statements items for the financial system:

	December 31,
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022

	(in billons of Pesos)
Assets	1,006	1,341	1,847	2,646	3,469	5,532	6,741	10,902	16,763	32,088
Liabilities	884	1,172	1,620	2,348	3,068	4,921	5,831	9,210	14,049	26,268
Shareholders’ equity	122	168	227	297	401	611	911	1,692	2,713	5,820
Loans	551	649	886	1,137.0	1,691	2,278	2,724	3,556	5,093	8,585
Non-financial public sector	48	51.47	75	52.83	38	49	104	98	121	205
Financial sector	13	11	13	26	44	62	58	69	94	103
Non-financial private sector	502	604	819	1,086	1,655	2,254	2,721	3,608	5,137	8,645
Provisions	(12)	(17)	(22)	(28)	(46)	(87)	(159)	(219)	(259)	(368)
Deposits	752	979	1,355	1,969	2,446	4,085	4,839	8,050	12,345	23,265
Non-financial public sector	203	257	291	0.44	0.46	865	763	1,442	2,370	3,740
Non-financial private sector	548	721	1,063	1,522	1,982	3,207	4,058	6,579	9,937	19,433

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The table below shows the evolution of the number of financial institutions in the system:

	December 31,
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Banks	66	65	62	63	62	63	63	64	64	63
Public banks	12	12	13	13	13	13	13	13	13	13
Private banks	54	53	49	50	49	50	50	51	51	50
Private argentine capital banks	34	33	32	33	33	34	34	35	35	35
Foreign capital domestic banks	11	11	10	10	9	9	9	9	10	9
Foreign financial institution branch banks	9	9	7	7	7	7	7	7	6	6
Financial companies	15	15	15	14	14	14	15	15	15	14
Credit unions	1	1	1	1	1	1	—	—	—	—
Total financial institutions	82	81	78	78	77	78	78	79	79	77

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The following table shows the 2005 to 2022 evolution of some key performance indicators of the financial system:

	December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022

	(in billons of Pesos)
Non-Performing Loans ratio	7.6	4.5	3.2	3.1	3.5	2.1	1.4	1.7	1.7	2.0	1.7	1.8	1.8	3.1	5.7	3.9	4.3	3.1
NPL Coverage Ratio	114.8	107.6	114.4	116.4	111.8	142.8	171.2	141.0	147.8	139.7	148.4	130.9	138.8	120.6	98.5	151.1	114.0	131.0
ROAA Private Banks	0.5	2.2	1.6	1.9	3.0	3.2	3.0	3.2	3.7	4.3	4.1	3.7	3.2	4.2	7.3	2.7	1.4	1.7
ROAA Financial System	0.9	1.9	1.5	1.6	2.3	2.8	2.7	2.9	3.4	4.1	4.1	3.6	2.7	4.1	5.1	2.4	1.1	2.0
ROAE Private Banks	4.1	15.3	10.9	15.2	22.9	24.5	25.6	26.4	29.1	32.1	31.2	29.4	26.6	35.6	59.2	16.6	8.1	9.3
ROAE Financial System	7.0	14.3	11.0	13.4	19.2	22.6	25.3	25.7	29.5	32.7	32.4	29.6	23.4	36.1	44.4	16.4	7.3	11.4

Source: Central Bank

NPL and NPL Coverage: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. 2020 information was impacted by: (i) the relief program ruled by the Central Bank amid the pandemic which allowed debtors to reschedule their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020; and (ii) the Central Bank regulatory easing on debtor classifications amid the pandemic (adding a 60-days grace period before loans are classified as non-performing) and the suspension of mandatory reclassification of customers that are non-performing with other banks, but performing with Supervielle introduced in 1Q20 and extended until June 30, 2021.

ROAA and ROAE: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. Since January 2020, Central Bank figures are expressed applying hyperinflation accounting

The following tables show market share of Argentine banks in terms of loans as of December 31, 2022 according to the Central Bank:

Market Share of Loans	December 31, 2022
Banco de la Nación Argentina S.A.	20.1%
Banco de Galicia y Buenos Aires S.A.	10.9%
Banco Santander Río S.A.	10.1%
Banco de la Provincia de Buenos Aires	9.0%
BBVA Banco Francés S.A.	7.8%
Banco Macro S.A.	6.9%
HSBC Bank Argentina S.A.	3.6%
ICBC S.A.	3.6%
Banco Patagonia S.A.	2.9%
Banco de la Ciudad de Buenos Aires	3.0%
Banco Supervielle S.A.	2.6%
Banco de la Provincia de Córdoba S.A.	2.2%
Credicoop Cooperativo Limitado	2.1%
Nuevo Santa Fe	1.6%
Itau Argentina	1.2%

Market Share of Deposits	December 31, 2022
Banco de la Nación Argentina S.A.	22.5%
Banco de la Provincia de Buenos Aires	9.9%
Banco de Galicia y Buenos Aires S.A.	9.1%
Banco Santander Río S.A.	8.6%
BBVA Banco Francés S.A.	5.6%
Banco Macro S.A.	5.5%
Credicoop Cooperativo Limitado	4.1%
Banco de la Ciudad de Buenos Aires	3.6%
ICBC S.A.	3.4%
HSBC Bank Argentina S.A.	3.3%
Banco Patagonia S.A.	2.8%
Banco de la Provincia de Córdoba S.A.	2.6%
Banco Supervielle S.A.	2.3%
Nuevo Santa Fe	1.9%
Citibank N.A.	1.8%

With respect to the distribution network, as of December 31, 2022, the financial system had 4,563 branches, 8,340 self-service terminals and 18,116 ATMs, with coverage throughout Argentina.

Presentation of Financial Statements in Pesos and Inflation

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI.

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

According to the available public information based on data from the City of Buenos Aires, CPI increased 38.0% in 2014, 26.9% in 2015, 41.0% in 2016, and 26.1% in 2017, while according to the data of the Province of San Luis, CPI grew 31.9% in 2013, 39.0% in 2014, 31.6% in 2015, 31.4% in 2016, and 24.3% in 2017.

On July 11, 2017, the INDEC started to publish a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area (which is the CPI that resumed publication in June 2016), the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region. For the period of January 1, 2022 to December 2022, accumulated inflation using the National CPI was 94.8% compared to 50.9% for 2021, and 36.1% for 2020. In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. Adjustments approved by the Argentine government in electricity and gas tariffs, as well as the increase in the price of gasoline have been passed through to prices, creating additional inflationary pressures.

The National CPI is prepared in accordance with current international standards and classifies individual consumption by purpose, previously used in the preparation of the former CPI. The adoption of the National CPI brings Argentina’s statistical practice in line with the OECD guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank. During 2022, the headline inflation index (measured through the Consumer Price Index) increased by 94.8%, the highest increase since 1990 while core inflation (which excludes the effect of regulated and seasonal goods prices) stood at 90.6%. This represents an increase of 43.9% and 35.7%, respectively, with respect to inflation in 2021.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue or increase, the Argentine economy and our financial position and business could be adversely affected” and “Item 5.A. Operating Results—Presentation of Financial Statements in Pesos and Inflation.”

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy is considered hyperinflationary according to IAS 29 starting July 1, 2018. As a consequence, financial statements for the year ended on December 31, 2022 have been stated in terms of the measuring unit current at the consolidated financial statement date.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the reference stabilization coefficient (“CER,” per its Spanish acronym) index and UVA used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	Year ended December 31,
	2022	2021	2020

	(in percentages)
Price Indices:(1)
WPI	94.8%	51.3%	35.4%
CPI	94.8%	50.9%	36.1%
Adjustment Index:
CER	90.20%	51.57%	36.14%
UVA(2)	90.05%	51.60%	36.18%

(1)Source: INDEC, Central Bank

(2)UVAs are inflation adjusted units introduced in September 2016.

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021	2020

	(in thousands of Pesos)
Assets
In Pesos, unadjusted	600,309,163	647,389,286	570,979,303
In Pesos, adjusted by the CER	25,572,409	28,662,993	31,957,526
In Foreign Currency(1)	70,985,725	84,426,230	129,862,000
Total Assets	696,867,297	760,478,509	732,798,829
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	632,302,181	678,620,287	621,201,389
In Pesos, Adjusted by the CER	2,458,235	8,618,079	4,275,700
In Foreign Currency(1)	62,106,881	73,240,143	107,321,740
Total Liabilities and Shareholders’ Equity	696,867,297	760,478,509	732,798,829
(1)

Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2022 (U.S.$1.00 to Ps.177.13), December 31, 2021 (U.S.$1.00 to Ps.102.75) and December 31, 2020 (U.S.$1.00 to Ps.84.145).

Results of Operations for the Years Ended December 31, 2022 and 2021

We discuss below our results of operations for the year ended December 31, 2022 as compared with our results of operations for the year ended December 31, 2021. We expressly state that our results of operations for the year ended December 31, 2021 as compared with our results of operations for the year ended December 31, 2020 is hereby incorporated by reference to

“Item 5.A.  Operating Results” of the Form 20-F for the year ended December 31, 2021 filed by us with the U.S. Securities and Exchange Commission under the file number 001-37777, as amended by the Form 20-F/A filed by us with the SEC under the same file number.

Selected Ratios

	2022	2021	2020
SELECTED RATIOS
Return (loss) on average equity (1)	(5.2)%	(3.3)%	10.2%
Return (loss) on average assets (2)	(0.7)%	(0.4)%	1.4%
Net Interest Margin (3)	19.6%	17.3%	21.5%
Net Fee Income Ratio (4)	18.3%	20.7%	18.9%
Efficiency Ratio (5)	79.9%	74.7%	64.4%
Cost/assets (6)	13.0%	11.3%	12.1%
Basic earnings per share (Ps.) (7)	(11.1)	(7.4)	22.5
Diluted earnings per share (Ps.)	N/A	N/A	N/A
Basic (losses) per share (in U.S.$.) (8)	(0.1)	(0.1)	0.2
Diluted (losses) per share (in U.S.$.) (8)	N/A	N/A	N/A
Liquidity and Capital
Loans to Total Deposits (9)	45.3%	57.4%	63.7%
Total Equity / Total Assets	13.2%	13.2%	14.3%
Pro forma Consolidated Capital / Risk weighted assets (10)	13.6%	13.3%	14.4%
Pro forma Consolidated Tier1 Capital / Risk weighted assets (10)	13.0%	12.7%	13.8%
LCR Pro forma(10)	103.5%	109.6%	111.4%
Risk Weighted Assets/Assets (10)	61.4%	65.2%	69.7%
Asset Quality
Non-performing loans as a percentage of Total Loans	3.7%	4.3%	3.7%
Allowances as a percentage of Total Loans	4.9%	6.1%	7.4%
Cost of risk (11)	5.5%	5.8%	7.7%
Cost of risk, net (12)	4.5%	4.9%	7.1%
Coverage Ratio(13)	142.7%	145.0%	208.8%
Other Data
Dividends paid to ordinary shares (Ps.thousands)	491,857	1,002,622	1,558,517
Dividends paid to the preferred shares (Ps.thousands)	—	—	—
Dividends per common share (Ps.)	1.1	2.2	3.4
Dividends per preferred share (Ps.)	—	—	—
(1)	Attributable comprehensive income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(2)	Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.
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
(7)

Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were 454,274,443 for the year ended December 31, 2022 and 456,722,322 for the year ended December 31, 2021 and 2020.

(8)	Peso amounts have been translated into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2022 which was Ps.177.13 to U.S.$1.00.
(9)	Loans and Leasing before allowances divided by total deposits.

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

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
			Change
			December
	As of December 31,		31,
	2022	2021	2022/2021
	Ps.	Ps.	%
Consolidated Income Statement Data
Interest income	251,873,826	201,478,253	25.0%
Interest expenses	(165,506,341)	(117,848,917)	40.4%
Net interest income	86,367,485	83,629,336	3.3%
Net income from financial instruments at fair value through profit or loss	18,246,719	17,316,082	5.4%
Result from derecognition of assets measured at amortized cost	491,837	495,139	(0.7)%
Exchange rate difference on gold and foreign currency	2,742,959	1,933,094	41.9%
NIFFI and Exchange Rate Differences	21,481,515	19,744,315	8.8%
Net Financial Income	107,849,000	103,373,651	4.3%
Commissions income	30,339,068	32,462,798	(6.5)%
Commissions expense	(10,723,155)	(9,896,431)	8.4%
Income from insurance activities	4,526,372	4,424,232	2.3%
Net Service Fee Income	24,142,285	26,990,599	(10.6)%
Sub Total	131,991,285	130,364,250	1.2%
Other operating income	10,491,417	10,473,784	0.2%
Result from exposure to changes in the purchasing power of the currency	(17,749,063)	(15,208,972)	41.2%
Loan loss provisions	(14,171,016)	(17,394,877)	(18.5)%
Net Operating Revenue	110,562,623	108,234,185	2.2%
Personnel expenses	(53,892,546)	(49,850,151)	8.1%
Administration expenses	(28,562,821)	(29,911,621)	(4.5)%
Depreciations and impairment of premises and equipment	(10,098,597)	(8,230,289)	22.7%
Other operating expenses	(26,629,090)	(23,079,185)	15.4%
Operating income	(8,620,431)	(2,837,061)	203.9%
Results before taxes from continuing operations	(8,620,431)	(2,837,061)	203.9%
Income tax	3,586,014	(545,241)	(757.7)%
Net (loss) / income for the year	(5,034,417)	(3,382,302)	48.8%
Net (loss) / income for the year attributable to parent company	(5,028,955)	(3,378,763)	48.8%
Net (loss) / income for the year attributable to non-controlling interest	(5,462)	(3,539)	54.3%
Total Other Comprehensive (loss) / income	(1,161,177)	(104,659)	1009.5%
Other comprehensive (loss) / income attributable to parent company	(1,159,949)	(104,525)	1009.7%
Other comprehensive (loss) / income attributable to non-controlling interest	(1,228)	(134)	816.4%
Total Comprehensive (loss) / income	(6,195,594)	(3,486,961)	77.7%
Total comprehensive (loss) / income attributable to parent company	(6,188,904)	(3,483,288)	77.7%
Total comprehensive (loss) / income attributable to non-controlling interest	(6,690)	(3,673)	82.1%
Return on Average Shareholders’ Equity	(5.2)%	(3.3)%
Return on Average Assets	(0.7)%	(0.4)%

Attributable net income in 2022 amounted to a Ps.5.0 billion loss, as compared to a Ps.3.4 billion loss in 2021. Net Income for the year was impacted by several factors, including: (i) low credit demand from the private sector, which is at historic lows; (ii) increasing Central Bank regulations on volumes and prices of banking assets and liabilities impacting financial margin, including minimum interest rates on time deposits; (iii) higher expenses incurred in accelerating our strategy to capture operating efficiencies; and (iv) the adjustments related to the merger agreements between the Bank, IUDÚ and Tarjeta. As a result, Grupo Supervielle impaired and wrote-off IUDÚ’s non-financial assets that were linked to IUDÚ’s cash flows. Total write-off of non-financial assets and accelerated amortization of remaining fixed assets accounted for Ps. 2 billion which produced a loss in the fourth quarter of 2022. The Group also recorded an impairment of IUDÚ’s goodwill of Ps. 732 million, and a tax gain in the income tax of Ps.3.1 billion.

In 2022, ROAA and ROAE were (0.7)% and (5.2)%, respectively, as compared to (0.4)% and (3.3)%, respectively, in 2021.

In 2022, attributable comprehensive income amounted to a Ps.6.2 billion loss, compared to a Ps.3.5 billion loss in 2021, mainly as a result of: (i) a 8.1% or Ps. 4.0 billion increase in personnel expenses mainly due to accelerated expenses related to Grupo Supervielle’s strategy to capture operating efficiencies at the Bank and other subsidiaries, (ii) a 10.6% or Ps. 2.8 billion decrease in net service fee income to Ps. 24.1 billion from Ps. 27.0 billion in 2021 as fee increases did not anticipate 94.8% increase in inflation in 2022, (iii) a Ps.2.5 billion increase in result from exposure to changes in the purchasing power of the currency to Ps.17.7 billion in 2022, compared to Ps.15.2 billion in 2021, (iv) a 8.6% or Ps. 1.4 billion increase in turnover tax to Ps.17.2 billion from Ps. 15.9 billion in 2021, (v) a 22.7% or Ps. 1.9 billion increase in D&A to Ps. 10.1 billion from Ps. 8.2 billion in 2021, (vi) a Ps. 1.1 billion gain in Other net operating income compared to a gain of Ps. 3.3 billion in 2022 this line item recorded a Ps.1.6 billion loss from the impairment of certain assets related to IUDÚ and a Ps. 0.8 billion loss from the revaluation of fixed assets as inflation surpassed foreign currency depreciation during the year, and (vii) a Ps. 3.6 billion gain in income tax compared to a charge of Ps. 545.2 million in 2021. These were partially offset by (i) a 4.3% or Ps. 4.5 billion increase in net financial income to Ps. 107.8 billion compared to Ps. 103.4 billion in 2021 due to higher yield on investment portfolio while low credit demand from the private sector remained at historical lows, further impacted by inflation of 94.8% in 2022, (ii) a 18.5% or Ps. 3.2 billion decrease in Loan loss provisions, and (iii) a 4.5% or Ps. 1.3 billion decrease in administrative expenses to Ps. 28.6 billion from Ps. 29.9 billion in 2021, following Grupo Supervielle’s strict cost control.

Net Financial Income

Net financial income in 2022 amounted to Ps.107.8 billion and net interest margin (“NIM”) was 19.6%, compared to Ps. 103.4 billion, and 17.3%, respectively, in 2021. This increase was mainly explained by: (i) a higher yield on the investment portfolio partially offset by (i) a 1,089 basis points increase in cost of funds derived from the impact of regulatory minimum rates on time deposits, and (ii) weak credit demand.

NIM increased to 19.6% from 17.3% reflecting higher rates on higher volumes of LELIQs and higher rates on higher volumes of government securities which more than offset the lag in Peso loan repricing. These were partially offset by (i) a 1,089 basis points increase in cost of funds due to rises in minimum interest rates ruled by the Central Bank, and (ii) lagged repricing of loans together with a 15.0% decrease in average volumes resulting from weak credit demand.

The following table sets forth a breakdown of our net interest income, and net income from financial institutions (“NIFFI”), result from derecognition of assets measured at amortized cost and exchange rate differences as of December 31, 2022 and 2021:

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021	Change
	$	$	%
Net Interest Income	86,367,485	83,629,336	3.3%
NIFFI, Result from derecognition of assets measured at amortized cost and Exchange Rate differences	21,481,515	19,744,315	8.8%
Total	107,849,000	103,373,651	4.3%

NIM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021

	(in percentages)
Net Interest Margin Breakdown
Total NIM	19.6%	17.3%
Ps.NIM	19.1%	17.4%
U.S.$NIM	26.8%	15.7%
Loan Portfolio NIM	16.3%	18.4%
Ps.NIM	17.4%	20.5%
U.S.$NIM	5.6%	5.3%
Investment Portfolio NIM	21.6%	15.1%
Ps.NIM	20.8%	15.5%
U.S.$NIM	37.5%	12.0%

NIM includes the exchange rate differences and net gains or losses from currency derivatives.

Net Interest Income

Net interest income in 2022 totaled Ps.86.4 billion, a 3.3% increase from the Ps.83.6 billion recorded in 2021, mainly due to 1,700 basis points increase in Central Bank securities and repo transactions yields and 1.5% increase in the average balance of on those assets. These were partially offset by a 1,089 basis points increase in cost of funds derived from the impact of regulatory minimum rates on time deposit, and weak credit demand.

Interest Income

Interest income in 2022 totaled Ps.251.9 billion, a 25.0% increase from the Ps.201.5 billion recorded in 2021, primarily due to 1,700 basis points increase in Central Bank securities and repo transactions yields and 1.5% increase in the average balance of those assets. This was partially offset by the 15.0% decrease in average balance of loans, while interest on loans increased 820 basis points.

As of December 31, 2022 and 2021, our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2022	2021	2022/2021
	Ps.	Ps.	%
Interest on overdrafts	7,537,097	6,103,081	23.5%
Interest on promissory notes	20,561,099	21,806,715	(5.7)%
Interest on personal loans	29,590,308	37,793,670	(21.7)%
Interest on corporate unsecured loans	16,284,814	13,476,675	20.8%
Interest on credit cards loans	14,730,148	11,546,621	27.6%
Interest on mortgage loans	18,113,794	13,757,962	31.7%
Interest on automobile and other secured loans	4,213,953	3,016,404	39.7%
Interest on foreign trade loans	1,287,776	2,422,345	(46.8)%
Interest on leases	4,580,097	3,080,043	48.7%
Interest on government and corporate securities measured at amortized cost	124,280,620	53,904,404	130.6%
Other*	10,694,120	34,570,333	(69.1)%
Total	251,873,826	201,478,253	25.0%

* Includes results from securities issued by the Central Bank, results from other securities recorded as available for sale and results from repo transactions with the Central Bank.

The following table sets forth our yields on interest-earning assets:

	Grupo Supervielle S.A.
	Year ended December 31,
	2022		2021
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	68,590,819	46.8%	75,221,866	27.5%
Securities Issued by the Central Bank	204,198,168	53.3%	122,626,250	37.0%
Total Investment Portfolio	272,788,987	51.6%	197,848,116	33.4%
Loans
Loans to the Financial Sector	202,113	42.4%	79,844	30.6%
Overdrafts	12,840,541	58.7%	14,378,891	42.4%
Promissory Notes	43,764,421	47.0%	54,210,132	40.2%
Mortgage loans	25,359,917	71.4%	30,459,622	45.2%
Automobile and Other Secured Loans	7,844,568	53.7%	6,156,785	49.0%
Personal Loans	44,637,440	66.3%	58,044,432	65.1%
Corporate Unsecured Loans	38,827,690	41.9%	39,797,519	33.9%
Credit Card Loans	51,967,789	28.3%	52,071,122	22.2%
Receivables from Financial Leases	11,336,157	40.4%	10,624,617	29.0%
Total Loans excl. Foreign trade and U.S.$.loans	236,780,636	48.9%	265,822,963	41.6%
Foreign Trade Loans and U.S.$.loans	19,675,337	6.5%	35,863,739	6.8%
Total Loans	256,455,973	45.6%	301,686,702	37.5%
Repo transactions	21,423,995	49.5%	99,698,807	34.6%
Total Interest-Earning Assets	550,668,955	48.7%	599,233,625	35.6%

The average balance of loans excluding foreign trade loans and U.S. dollars loans totaled Ps.236.8 billion in 2022, representing a 10.9% decrease from Ps.265.8 billion in 2021. This decrease in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) is mainly explained by the following changes in average balance portfolio: (i) a 23.1% or Ps.13.4 billion decrease in personal loans, (ii) a 19.3% or Ps. 10.4 billion decrease in promissory notes, (iii) a 16.7% or Ps. 5.1 billion decrease in mortgage loans and (iv) a 10.7% or Ps. 1.5 billion decrease in overdrafts. These were partially offset by a 27.4% or Ps. 1.7 billion increase in automobile and other secured loans.

Interest on public and corporate securities measured at amortized cost amounted to Ps.124.3 billion in 2022 compared to Ps. 53.9 billion in 2021. This line item mainly reflects results from investments in securities held to maturity or available for sale.

The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) increased to 48.9% in 2022 from 41.6% in 2021. Average BADLAR increased 1,920 basis points in 2022 to 53.3% compared to 34.1% in 2021.

Interest Expenses

As of December 31, 2022 and 2021, our Interest expenses were comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2022	2021	2022/2021
	Ps.	Ps.	%
Interest on special checking accounts	67,816,547	41,178,718	64.7%
Interest on time deposits	94,781,418	73,231,650	29.4%
Interest on other liabilities from financial transactions	1,274,421	2,693,801	(52.7)%
Interest on financing from the financial sector	1,077,969	356,084	202.7%
Other	555,986	388,664	43.1%
Total	165,506,341	117,848,917	40.4%

Interest expenses for 2022 totaled Ps.165.5 billion, a 40.4% increase from Ps.117.8 billion for 2021. This increase was due to the 1,530 basis points increase in the average rate of interest bearing liabilities rate, mainly due to the increase in regulated interest rates on time deposits while the average balance of interest-bearing liabilities decreased 9.1%. In 2022, non-interest bearing deposits amounted to Ps.159.3 billion decreasing 10.3% or Ps. 18.3 billion from Ps. 177.6 billion in 2021. Cost of funds increased 1,089 basis points to 30.7% in 2022 from 19.8% in 2021.

The following table sets forth our yields on interest-bearing liabilities and low and non-interest bearing deposits as of December 31, 2022 and 2021:

	Grupo Supervielle S.A.
	As of December 31,
	2022		2021
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate
Interest-Bearing Liabilities
Special Checking Accounts	176,501,290	38.4%	161,414,339	25.5%
Ps. Savings Accounts	157,385,365	43.1%	135,888,787	30.2%
Fx Savings Accounts	19,115,925	0.3%	25,525,552	0.3%
Time Deposits	196,031,529	48.4%	228,171,856	32.1%
Ps. Time Deposits	189,769,761	49.9%	217,625,485	33.6%
Fx Time Deposits	6,261,768	0.4%	10,546,371	0.3%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	6,273,806	37.5%	24,340,608	12.5%
Subordinated Loans and Negotiable Obligations	—	—%	2,657,249	6.7%
Total Interest-Bearing Liabilities	378,806,625	43.5%	416,584,052	28.2%
Low and Non-Interest Bearing Deposits
Savings Accounts	89,750,812	0.4%	106,210,967	0.2%
Ps. Savings Accounts	67,662,166	0.5%	76,237,377	0.2%
Fx Savings Accounts	22,088,646	0.0%	29,973,590	0.0%
Checking Accounts	69,528,964		71,365,360
Ps. Checking Accounts	66,529,784	—%	67,259,077	—%
Fx Checking Accounts	2,999,180	—%	4,106,283	—%
Total Low and Non-Interest Bearing Deposits	159,279,776	—%	177,576,327	—%
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	538,086,401	30.7%	594,160,380	19.8%

Average balance of our interest-bearing liabilities in 2022 totaled Ps.378.8 billion, compared to Ps.416.6 billion in 2021. The Ps.37.8 billion decrease was explained by: (i) a 14.1% decrease to Ps.196.0 billion in the average balance of time deposits, (ii) a 74.2% or Ps.18.1 billion decrease in the average balance of our borrowings from other financial institutions, and (iii) the 100% amortization of subordinated loans and negotiable obligations. These were partially offset by a 9.3% or Ps. 15.1 billion increase of interest-bearing special checking accounts from Ps.161.4 billion in 2021 to Ps. 176.5 billion in 2022.

Average balance of our low or non-interest-bearing deposits in 2022 totaled Ps.159.3 billion, compared to Ps.177.6 billion in 2021. This decrease was mainly due to (i) a 15.5% or Ps.16.5 billion decrease in average balance of our savings accounts and (ii) a 2.6% or Ps. 1.8 billion decrease in the average balance of checking accounts.

Out of our total average interest-bearing deposits of Ps.462.3 billion in 2022, Ps.47.5 billion were U.S. dollar-denominated deposits and Ps.414.8 billion were Peso-denominated, compared to Ps.66.0 billion and Ps.429.8 billion, respectively, in 2021.

Out of our total average non-interest-bearing deposits of Ps.69.5 billion for 2022, Ps.3.0 billion were U.S. dollar-denominated deposits and Ps.66.5 billion were Peso-denominated deposits, compared to total average non-interest-bearing deposits of Ps. 71.3 billion for 2021 which include Ps.4.1 billion of  U.S. dollar-denominated deposits and Ps.67.3 billion of Peso-denominated.

The average interest rate paid on interest-bearing liabilities and low or non-interest-bearing deposits for 2022 was 30.7%, 1,089 basis points above the 19.8% average rate for 2021. As of December 31, 2022, Peso-denominated time deposits accrued interests at an average rate of 49.9%, 1,630 basis points above the 33.6% average interest rate accrued in 2021 reflecting the increase in the BADLAR rate. In 2022, U.S. dollar-denominated time deposits accrued interest at an average rate of 0.4%, 4 basis points above the 0.3% average interest rate accrued in 2021.

As of December 31, 2022, our average balance of borrowings from other financial institutions and unsubordinated negotiable obligations was Ps.6.3 billion, compared to Ps.24.3 billion in 2021. As of December 31, 2022, the average cost of borrowings from other financial institutions and unsubordinated negotiable obligations increased to 37.5% from 12.5% in 2021.

As of December 31, 2022, our average balance of subordinated loans and subordinated negotiable obligations was Ps.0 billion, compared to Ps.2.7 billion in 2021.

The following table sets forth our interest bearing deposits by denomination as of December 31, 2022 and 2021:

	Grupo Supervielle S.A.
	As of December 31,
	2022			2021
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate
Savings accounts
Pesos	67,662,166	346,576	0.5%	76,237,377	188,365	0.2%
Dollars	22,088,647	5,743	0.0%	29,973,589	7,916	0.0%
Total	89,750,812	352,319	0.4%	106,210,967	196,281	0.2%
Special checking accounts
Pesos	157,385,365	67,767,242	43.1%	135,888,787	41,099,542	30.2%
Dollars	19,115,925	49,305	0.3%	25,525,552	79,176	0.3%
Total	176,501,290	67,816,547	38.4%	161,414,339	41,178,718	25.5%
Time deposits
Pesos	189,769,761	94,757,501	49.9%	217,625,485	73,195,847	33.6%
Dollars	6,261,768	23,917	0.4%	10,546,371	35,803	0.3%
Total	196,031,529	94,781,418	48.4%	228,171,856	73,231,650	32.1%
Total by currency
Pesos	414,817,291	162,871,319	39.3%	429,751,649	114,483,754	26.6%
Dollars	47,466,340	78,965	0.2%	66,045,513	122,895	0.2%
Total Deposits	462,283,631	162,950,284	35.2%	495,797,162	114,606,649	23.1%

Net Income from financial instruments and Result from recognition of assets measured at amortized cost and Exchange rate differences

Net income from financial instruments at fair value through profit or loss, result from derecognition of assets measured at amortized cost and exchange rate differences for 2022 totaled Ps.21.5 billion, increasing 8.8% from Ps.19.7 billion in 2021.

The following table sets forth our Net income from financial instruments at fair value through profit or loss as of December 31, 2022 and 2021.

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021
	Ps.	Ps.
Net income from financial instruments at fair value through profit or loss
Income from government and corporate securities	16,522,687	13,548,213
Income from securities issued by the Central Bank	1,060,836	680,886
Term operations	663,196	3,086,983
Total	18,246,719	17,316,082
Result from derecognition of assets measured at amortized cost	491,837	495,139
Exchange rate difference on gold and foreign currency	2,742,959	1,933,094
Total	21,481,515	19,744,315

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021
	Ps.	Ps.
Financial income from U.S. dollar operations	5,759,485	5,918,191
NIFFI	3,078,584	4,127,899
U.S. dollar Government Securities	2,415,388	1,040,916
Term Operations	663,196	3,086,983
Interest Income	2,680,901	1,790,292
U.S. dollar Government Securities	2,680,901	1,790,292
Exchange rate differences on gold and foreign currency	2,742,959	1,933,094
Total Income from U.S. dollar operations	8,502,444	7,851,285

Total income from U.S. dollar operations for 2022 totaled Ps.8.5 billion, compared to Ps.7.9 million in 2021. This is mainly explained by: (i) lower results from term operations, and (ii) a lower net gain on U.S.$ and U.S.$-linked government securities. These securities are classified as available for sale, and therefore interest income is recognized as net interest margin in the income statement, while changes in fair value are recognized in other comprehensive income.

Result from exposure to changes in the purchasing power of money

Result from exposure to changes in the purchasing power of the currency for 2022 totaled a Ps.17.7 billion loss, from the Ps.15.2 billion loss in 2021. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 94.8% and 50.9% increase in consumer price index in 2022 and 2021, while net monetary assets decreased in 2022 compared to 2021. Grupo Supervielle’s capital is hedged against inflation through different inflation linked instruments, including mortgage loans and sovereign bonds.

Loan Loss Provisions

Loan loss provisions totaled Ps.14.2 billion in 2022, a 18.5% decrease compared to Ps.17.4 billion in 2021. In 2022 and 2021 the level of provisioning reflects Grupo Supervielle’s IFRS9 expected loss models and the nominal growth of the loan portfolio.

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

In response to the COVID-19 pandemic and in order to mitigate the economic impact, the Argentine government adopted social aid, monetary and fiscal measures in 2020 and 2021, which were lifted during April and June 2021. Among these measures, the Central Bank established rules regarding the criteria for debtor classification and provisioning until December 31, 2020, then these rules were extended through Communication “A” 7181 until March 31, 2021. These rules provided an additional 60-day period of non-payment before a loan is required to be classified as non-performing and included all financings to commercial portfolio clients and loans granted for consumption or housing purposes. At the same time, the Central Bank ruled the suspension of the mandatory reclassification of debtors who were delinquent in other banks. At the same time, the Central Bank ruled several relief programs which allowed debtors to reschedule their loan payments originally maturing between April 2020 and March 2021, together with the automatic rescheduling of unpaid credit card balances due April and September 2020. As of the date of this annual report, the Central Bank does not enforce any related financial aid program related to the COVID-19 pandemic. These measures were no further extended.

As of December 31, 2022, the coverage ratio decreased to 142.7% from 145.0% as of December 31, 2021, reflecting Grupo Supervielle’s IFRS9 expected loss models and the nominal growth of the non performing loan portfolio. The total non-performing loan (“NPL”) ratio was 3.7% as of December 31, 2022, decreasing by 60 basis points from 4.3% as of December 31, 2021. This was driven by improved performance in commercial loans while the individual customers’ NPL ratio at the Bank increased by 80 basis points reflecting slightly higher delinquency levels in open market customers following industry trends. The Bank has been tightening its underwriting policies in this segment during 2022.

See changes in loan loss provisions in Note 25 or our audited financial statements. Loans and Other Financing of our audited consolidated financial statements.

Net Services Fee Income

Our net services fee income was comprised of:

	Grupo Supervielle S.A.
	Year ended December 31,
	2022	2021	2022/2021
	Ps.	Ps.	%
Deposit Accounts	12,250,189	12,655,098	(3.2)%
Credit cards commissions	9,546,677	9,714,194	(1.7)%
Loan Related	305,141	308,447	(1.1)%
Other commissions	8,237,061	9,785,059	(15.8)%
Total Services fee income	30,339,068	32,462,798	(6.5)%
Exports and foreign currency transactions	(253,043)	(238,577)	6.1%
Services fee paid	(10,470,112)	(9,657,854)	8.4%
Total Services fee expenses	(10,723,155)	(9,896,431)	8.4%
Income from insurance activities	4,526,372	4,424,232	2.3%
Net Service Fee Income	24,142,285	26,990,599	(10.6)%

Throughout 2020 and until February 2021, the Central Bank ruled certain restrictions on fee repricing.

On February 19, 2020, through Communication “A” 6912, the Central Bank stated that financial institutions should not announce fee increases for a period of 180 days. This regulation was further extended until February 28, 2021 and afterwards by means of Communication “A” 7158 the Central Bank established that, until February 28, 2021, financial entities must not communicate to users of financial services increases of more than 9% in fees related to credit card services and savings account services. Since February 2021, Grupo Supervielle announced and implemented several fees repricing. In 2022, the Bank implemented several fees repricing on certain bundled products in the months of January, May and September although these increases did not anticipate the 94.8% inflation in 2022.

Net services fee income (excluding income from insurance activities) totaled Ps.19.6 billion in 2022, a 13.1% decrease compared to Ps.22.6 billion in 2021.

The decrease in our services fee income was driven mainly by:

(i)	a decrease in brokerage fees related to lower volumes of business, and lower sales of non-financial services through Cordial Servicios;
(ii)	a decrease in deposit account commissions (comprised principally of maintenance and transaction fees on checking and savings accounts) as increase in fees did not anticipate inflation in 2022;
(iii)	a decrease in fees from credit and debit cards impacted by the decline in the amount of transactions made with credit; and
(ii)	a decrease in loan related fees reflecting the weak credit demand and some regulatory restrictions on charging fees since the pandemic outbreak.

This were partially offset by an increase in other operations related fees and other fees due to Asset Management.

Services fee expenses increased 8.4%, to Ps.10.7 billion in 2022, compared to Ps.9.9 billion in 2021, primarily due to higher commissions paid, and an increase of 6.1% or Ps. 14.5 million in fees paid on exports and foreign currency transactions.

Income from insurance activities

Income from insurance activities amounted to Ps.4.5 billion in 2022, reflecting a 2.3% increase from the Ps.4.4 billion recorded in 2021. In 2021, insurance activity had reflected very low levels of sales in branches amid the pandemic restrictions. Gross written premiums were down 5.6% from 2021, with non-credit related policies decreasing Ps.131.0 million, or 4.0%. Claims paid amounted to Ps.1.0 billion decreasing 24.3%, compared to 2021.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	Grupo Supervielle S.A.
	Year ended December 31,
	2022	2021	2022/2021
	Ps.	Ps.	%
Salaries and social charges	49,541,757	46,179,965	7.3%
Other personnel expenses	4,350,789	3,670,186	18.5%
Total Personnel expenses	53,892,546	49,850,151	8.1%
Directors’ and statutory auditors’ fees	797,886	792,637	0.7%
Other professional fees	8,305,036	8,755,543	(5.1)%
Advertising and publicity	2,213,501	2,237,122	(1.1)%
Taxes	6,451,913	6,586,781	(2.0)%
Maintenance, security and services	3,791,566	3,367,374	12.6%
Leases	78,955	152,868	(48.4)%
Other	6,923,964	8,019,296	(13.7)%
Total Administration Expenses	28,562,821	29,911,621	(4.5)%
Total Personnel and Administration Expenses	82,455,367	79,761,772	3.4%

In 2022, personnel expenses amounted to Ps.53.9 billion, an 8.1% or Ps. 4.0 billion increase mainly due to accelerated expenses related to the Group’s strategy to capture operating efficiencies mainly at IUDÚ, the Bank and IOL invertironline. Personnel expenses includes severance payments and early retirement charges related to Grupo Supervielle’s transformation and efficiency programs mainly at the Bank and IUDÚ of Ps.7.6 billion in 2022 and Ps. 5.6 billion in 2021.

Excluding severance payments and early retirement charges, personnel expenses in 2022 increased 4.8% compared to 2021.

The employee base at December 31, 2022 reached 3,814 people, decreasing 20.7% from December 31, 2021, or by 993 employees. Looking into the Group’s subsidiaries: (i) the Bank’s number of employees was reduced by 160 employees declining 4.6% from 2021; (ii) the number of employees of IUDÚ and Tarjeta was reduced by 769 employees from 2021 reflecting the Group’s decision to integrate the consumer finance business with the Bank in order to increase its operational efficiency; and (iii) IOL invertironline decreased its number of employees by 73 compared to 2021 in line with the context faced by Fintechs with lower brokerage volumes and fees.

Administration expenses totaled Ps.28.6 billion in 2022, decreasing 4.5% from the Ps.29.9 billion recorded in 2021. This performance was primarily due to the strict cost control implemented by Grupo Supervielle. In 2022, Maintenance and Security services decreased 13.7% or Ps. 1.1 billion to Ps. 6.9 billion compared to Ps. 8.0 billion in 2021, while Leases amounted to Ps. 79.0 million compared to Ps.152.9 million in 2021.

In 2022, the efficiency ratio was 79.9%, increasing 520 basis points from 2021. This increase reflects one-time charges as a result of the merger agreement between the Bank and IUDÚ and accelerated severances, and higher personnel expense. In 2022, revenues and administration expenses decreased 1.6% and 4.5%, respectively.

Other Income/(Expenses), Net

We had other expenses, net of Ps.16.1 billion for 2022, compared to Ps.12.6 billion in 2021. This line item mainly reflects: (i) an 8.6% or Ps.1.4 billion increase in turnover taxes to Ps.17.2 billion compared to Ps.15.9 billion in 2021, and (ii) a Ps.1.6 billion charge related to the merger agreements between the Bank, IUDÚ and Tarjeta. As a result, the Group impaired and wrote-off IUDÚ’s non-financial assets that were linked to IUDÚ’s cash flows.

In the fourth quarter of 2020, the City of Buenos Aires eliminated a tax exemption on interest income received from LELIQs, effective January 2021.

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

Other Comprehensive Income, net of tax

Other comprehensive income, net of tax totaled a net loss of Ps.1.2 billion in 2022 compared to a net loss of Ps.104.5 million in 2021. Other Comprehensive Loss reflects the loss from the revaluation of fixed assets as inflation surpassed foreign exchange depreciation throughout the year. Moreover, Other Comprehensive Income (loss) also reflects mark to market valuation of government securities held by the Group recorded at Fair value through other comprehensive income.

Income Tax

The tax reform passed by Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) passed in December 2019, allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation should exceed 100% in 3 years on a cumulative basis to deduct inflation losses. In 2018, the 55% threshold was not met, but in 2019 inflation widely exceeded 30%. Therefore, since 2019 the income tax provision considers the losses arising from exposures to changes in the purchasing power of the currency, which significantly lowered the income tax expense compared to previous years.

In June 2021, a tax law was enacted establishing a new income tax rate structure with three segments in relation to the level of accumulated taxable net income which are adjusted annually considering the CPI. The new income tax rate structure is: (i) 25% for accumulated taxable income of up to Ps.7.6 million; (ii) 30% for taxable income greater than Ps.7.6 million and up to Ps.76 million; and (iii) 35% for taxable income greater than Ps.76 million. This modification is applicable for fiscal years beginning on or after January 1, 2021.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity.

In 2022, Grupo Supervielle recorded an income tax gain of Ps.3.6 billion compared to a tax charge of Ps.545.2 million in 2021. The taxable income of each company is calculated on a stand-alone basis excluding the impact of the equity method results on their respective subsidiaries. In addition, permanent differences between inflation adjustment for tax purposes and according to IAS 29 may arise, which may increase or decrease the effective tax rate.

The merger of IUDÚ with the Bank, which is expected to be effective in 2023, will allow the Bank to use tax-loss carryforwards originated by IUDÚ which would not have been used by IUDÚ on a stand-alone basis. By recognizing these tax assets, the Bank on a consolidated basis recorded a tax gain in the income tax line item of Ps.3.1 billion.

Results by Segments

Our results by segments for the years ended December 31, 2022 and 2021 are shown in Note 3 to our audited consolidated financial statements.

Personal and Business Banking

Attributable comprehensive income in 2022 recorded a Ps.14.5 billion loss, compared to a Ps.13.6 billion loss in 2021. The main factors explaining the performance were:

(i)	a Ps.3.8 billion or 9.8% decrease in net financial income mainly due to weak credit demand and the increase in interest expenses mainly due to minimum interest rates on time deposits as ruled by the Central Bank;

(ii)	a Ps. 1.7 billion or 21.3% increase in loan loss provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. Delinquency requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year. In 2020, loan loss provisions included COVID-19 specific anticipatory provisions which reflected the economic outook and an updated its top-down analysis on specific industries that could be highly impacted by the COVID 19 pandemic;

(iii)	an Ps. 1.4 billion or 3.9% increase in Personnel Expenses, related to the Grupo Supervielle’s strategy to capture operating efficiencies at the Bank; and

(iv)	an Ps.1.3 billion or 9.1% decrease in net service fee income. Since February 2021, Grupo Supervielle announced and implemented several fees repricing. In 2022, the Bank implemented several fees repricing on certain bundled products in the months of January, May and September, although these increases did not anticipate the 94.8% inflation in 2022.

These were partially offset by:

(i)	a Ps.12.5 billion gain in the result from exposure to changes in the purchasing power of the currency compared to Ps. 5.8 billion en 2021;
(ii)	a Ps. 979.8 million or 4.5% decrease in Administrative expenses due to the strict cost control implemented by Grupo Supervielle;
(iii)	a Ps. 436.6 million or 5.7% decrease in Other net operating losses; and
(iv)	a tax gain of Ps.7.6 billion in 2022 compared to a tax gain of Ps.7.2 billion in 2021.

In 2022, the Personal & Business Banking segment’s loan and financing portfolio totaled approximately Ps.143.6 billion compared to Ps.148.7 billion in 2021. In 2022, the Personal & Business Banking segment’s deposits amounted to Ps.245.1 billion, a 9.3% decrease from the Ps.270.1 billion in 2021.

Corporate Banking

Attributable comprehensive income in 2022 recorded a Ps.1.4 billion gain, compared to a Ps.1.9 billion gain in 2021, mainly due to: (i) a 65.7% or Ps.2.4 billion increase in the loss in the purchasing power of the currency to which our net monetary assets are exposed reflecting the increase of inflation to 94.8% in 2022, and (ii) a 40.0% or Ps.2.4 billion increase in Personnel, Administrative expenses and D&A related to Grupo Supervielle’s strategy to capture operating efficiencies at the Bank.

These were partially offset by:

(i) a 69.2% or Ps.1.1 billion decrease in loan loss provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. As of December 31, 2022, 76% of the commercial non-performing loans portfolio was collateralized compared to 78% as of December 31, 2021;

(ii) a 18.7% or Ps.253.7 million increase in net service fee income reflecting fee repricing on bundle products to corporates in 2022;

(iii) a 1.4% or Ps. 200.4 million increase in Net Financial Income mainly due to lower expenses from treasury funds. In 2022, interest income and interest expenses continued to be impacted by weak credit demand, while interest expenses increased in 2022 due to the increase in market interest rates and the impact of minimum interest rates on time deposits ruled by the Central Bank; and

(iv) income tax recorded a charge of Ps. 98.7 million in 2022 compared to Ps. 989.2 milion in 2021.

In 2022, the corporate banking segment’s loan and financing portfolio totaled Ps.82.4 billion compared to Ps.121.1 billion in 2021 reflecting weak credit demand. Also, in 2022 corporate deposits amounted to Ps.63.6 billion, compared to Ps.60.5 billion in 2021.

Treasury

Attributable comprehensive income in 2022 recorded a Ps.9.7 billion gain, compared to a Ps.13.5 billion gain in 2021.

This performance is explained by (i) a 55.0% or Ps.6.9 billion loss increase from exposure to changes in the purchasing power to Ps.19.4 billion due to higher investment portfolio volumes and an increase of inflation to 94.8%, (ii) a Ps. 4.9 billion increase in other expenses net to Ps.7.0 billion mainly due to higher turnover taxes charged on securities from the Central Bank, and (iii) a 32.6% or Ps. 699.2 million increase in Personnel Expenses mainly due to the Groupo Supervielle’s strategy to capture operating efficiencies at the Bank. These were partially offset by a 24.9% or Ps.9.7 billion increase in Net Financial Income due to higher interest earned on higher holdings of securities issued by the Central Bank and repo transactions and higher volumes of government securities.

Income tax recorded a charge of Ps. 6.3 billion decreasing 3.2% or Ps. 206.2 million from Ps. 6.5 billion in 2021.

Consumer Finance

Attributable comprehensive income in 2022 recorded a Ps.4.2 billion loss compared to a Ps.6.1 billion loss in 2021. The main factors explaining the decrease in the loss recorded in the segment was:

(i)	a Ps. 3.3 billion tax gain compared to Ps. 657.0 million in 2021;
(ii)	a Ps.4.2 billion decrease in loan loss provisions to Ps.3.4 billion from Ps.7.6 billion in 2021, reflecting lower loan portfolio; and
(iii)	a Ps. 771. 2 million gain in the result from exposure to the purchasing power of the currency.

These were partially offset by:

(i)	a 47.8% or Ps. 4.2 decrease in Net Financial Income to Ps. 4.5 billion from Ps. 8.7 billion in 2021 due to the slow down in loan origination in the segment and higher cost of funds;
(ii)	a Ps. 1.6 billion decrease in Net Service Fee Income to Ps. 1.4 billion from Ps. 3.0 billion in 2021; and
(iii)	a 3.9% or Ps. 198.0 million increase in Personnel Expenses from Ps. 5.1 billion in 2021 to Ps. 5.3 billion in 2022 related to the Group’s strategy to capture operating efficiencies.

As of December 31, 2022, 192.,000 customers, and a total loan portfolio of Ps. 14 billion have been transferred to the Bank. The number of employees of IUDÚ and Tarjeta was reduced by 769 employees year-over-year to 33 employees as of December 31, 2022.

Insurance

Attributable comprehensive income totaled Ps.876.0 million in 2022 compared to Ps.1.0 billion in 2021. This was due to: (i) a Ps.537.8 million increase in the net loss from exposure to changes in the purchasing power of the currency, (ii) a 64.9% or Ps. 240.1 million increase in income tax to Ps. 609.9 million from Ps. 370.0 million, and (iii) a 4.8% or Ps. 53.3 million increase in Personnel Expenses to Ps. 1.2 billion from Ps. 1.1 billion in 2021. These were partially offset by 4.8% or Ps. 186.0 million increase in Net Service Fee Income. In 2021, insurance activity had reflected very low levels of sales in branches mainly due to the effects of the COVID-19 pandemic. In 2022, gross written premiums were decreased by 5.6% from 2021, with non-credit related policies decreasing 4.0% or Ps.131.0 million, and claims paid amounted to Ps.1.0 billion decreasing 24.3% compared to 2021.

Asset Management and Other Services

Attributable Comprehensive Income recorded a Ps.542.8 million gain in 2022 compared to Ps.835.2 million gain in 2021. The decrease in 2022 was mainly driven by (i) a Ps.1.0 billion decrease in net service fee income to Ps.2.5 billion in 2021 due to lower revenues from IOL invertironline and from the sale of non-financial products, while fees from mutual funds increased in 2022 and (ii) a Ps.202.3 million increase in the loss from exposure to changes in the purchasing power of the currency to Ps.1.1 billion compared to Ps.881.4 million in 2021. This was partially offset by (i) a 40.4% or Ps. 406.0 million increase in Net Financial Income, and (iii) a 25.9% or Ps.323.1 million decrease in Administrative expenses due to strict cost control implemented by Groupo Supervielle.

Adjustments

Results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable comprehensive income of Ps.15.8 million loss in 2022 compared to a Ps.1.1 billion loss in 2021.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2022		2021
	Amount	%	Amount	%

	(in thousands of Pesos, except percentages)
Cash and due from banks	48,399,468	6.9%	63,452,161	8.3%
Debt Securities at fair value through profit or loss	22,384,677	3.2%	38,486,623	5.1%
Loans and financing portfolio	235,591,198	33.8%	302,853,393	39.8%
Other debt securities	269,735,051	38.7%	153,750,726	20.2%
Other assets(1)	120,756,903	17.3%	201,935,606	26.6%
Total	696,867,297	100.0%	760,478,509	100.0%
(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.696.9 billion total assets as of December 31, 2022, Ps.681.5 billion, equivalent to 97.8% of the total, corresponded to the Bank and IUDÚ. As of December 31, 2022, our total direct exposure to the public sector amounted to Ps.308.9 billion which is primarily composed of our holdings of securities issued by the Central Bank and repo transactions with the Central Bank and government securities.

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

Our main source of liquidity is the Bank’s deposit base. The Bank also receives deposits and interbank calls and issue short-term debt securities in the Argentine capital markets for financing. Additionally, long-term financing and capital contributions enable us to cover most of our liquidity requirements.

On July 20, 2022, our Board of Directors approved the establishment of the following terms and conditions for the acquisition of its own shares under a repurchase program of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations (the “Program”): (i) maximum amount of the investment: up to Ps.2,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the capital stock of Grupo Supervielle, as established by the applicable Argentine laws and regulations; (iii) payable price: up to Ps.138.00 per Class B share and U.S.$2.20 per ADS on the New York Stock Exchange, and (iv) term for the acquisition: 250 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means. On September 13, 2022, the Board of Directors of Grupo Supervielle decided to increase the payable price related to the acquisitions under the Program to Ps.155.00 per Class B share and U.S.$2.70 per ADS on the New York Stock Exchange. On December 27, 2022, the Board of Directors of Grupo Supervielle decided to further increase the payable price related to the acquisition of Grupo Supervielle’s Class B shares under the Program to Ps.200.00 per Class B share. As of the date of this annual report, we acquired under the Program 11,093,572 Class B Shares and 591,384 ADSs, reaching an execution of 86.3% of the Program and repurchasing 3.076% of the outstanding capital stock. For more information, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

As of December 31, 2022, the LCR Pro forma was 103.5% compared to 109.6% as of December 31, 2021.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2022, 2021 and 2020, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021	2020
Net (loss) /income for the year	(5,034,417)	(3,382,302)	10,293,118
Adjustments to obtain flows from operating activities:
Income tax	(3,586,014)	545,241	1,974,983
Depreciation and Impairment of Property, plant and equipment	10,098,597	8,230,289	7,077,240
Loan loss provisions	14,171,016	17,394,877	25,330,344
Other adjustments	(2,742,959)	(1,933,094)	(3,130,019)
Exchange rate difference on gold and foreign currency	(251,873,826)	(201,478,253)	(190,233,183)
Interest from loans and other financings	165,506,341	117,848,917	84,027,323
Interest from deposits and financing received	(18,246,719)	(17,316,082)	(9,748,608)
Net income from financial instruments at fair value through profit or loss	803,858	859,077	271,846
Fair value measurement of investment properties	17,749,063	15,208,972	12,614,594
Results from exposure to changes in the purchasing power of money	499,393	523,629	608,733
Allowances reversed	(3,252,298)	(3,338,184)	(1,683,229)
Fair value measurement of investment properties	(491,837)	(495,139)	(1,931,793)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	19,200,104	23,366,025	(10,892,117)
Derivatives	136,609	(8,935)	607,854
Repo transactions	61,886,619	(17,739,768)	(65,728,288)
Loans and other financing
To the non-financial public sector	(233,410)	24,893	46,388
To the other financial entities	(494,870)	(114,198)	222,808
To the non-financial sector and foreign residents	308,492,953	194,544,626	205,411,764
Other debt securities	(115,984,325)	(33,612,588)	(78,274,000)
Financial assets in guarantee	2,166,544	(2,213,523)	6,928,384
Investments in equity instruments	—	—	(143,826)
Other assets	15,786,599	(15,944,572)	(1,701,428)
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	5,490,565	(908,439)	1,364,635
Financial sector	25,268	(92,655)	56,344
Private non-financial sector and foreign residents	(185,401,944)	(80,200,298)	83,811,103
Derivatives	—	(5,865)	5,865
Repo operations	—	—	(1,280,183)
Liabilities at fair value with changes in results	(1,860,355)	(1,886,851)	5,127,617
Other liabilities	(30,305,350)	21,807,154	(11,161,243)
Income Tax paid	(846,938)	(3,156,324)	(3,742,575)

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021	2020
NET CASH PROVIDED BY OPERATING ACTIVITIES (A)	1,658,267	16,526,630	66,130,451
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(8,361,635)	(9,784,475)	(13,889,911)
Purchase of liabilities and equity instruments issued by other entities	12,239	(172,768)	(139,850)
Purchase of investments in subsidiaries	—	—	(21,441)
Collections:
Disposals related to PPE, intangible assets and other assets	794,892	812,362	1,252,265
NET CASH USED IN INVESTING ACTIVITIES (B)	(7,554,504)	(9,144,881)	(12,798,937)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Operating Leases	(2,545,549)	(4,727,463)	(4,016,850)
Unsubordinated negotiable obligations	(1,501,918)	(14,751,259)	(19,951,590)
Financing received from Argentine Financial Institutions	(174,581,930)	(68,045,139)	(62,620,406)
Subordinated negotiable obligations	—	(3,353,254)	(5,216,762)
Dividends	(491,857)	(1,002,622)	(1,558,517)
Acquisition of treasury shares	(1,383,270)	—	—

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021	2020
Collections:
Unsubordinated negotiable obligations	—	4,386,933	7,802,825
Financing received from Argentine Financial Institutions	167,932,069	63,017,533	43,731,367

NET CASH PROVIDED BY FINANCING ACTIVITIES (C)	(12,572,455)	(24,475,271)	(41,829,933)
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	3,117,142	21,522,543	30,506,182
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	(15,351,550)	4,429,022	42,007,763
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS	(17,375,613)	(33,342,083)	(37,792,540)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	87,128,000	116,041,061	111,825,838
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	54,400,837	87,128,000	116,041,061

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures in 2023.

Cash Flows from Operating Activities

In 2022, operating activities provided Ps.1.7 billion of net cash, compared to Ps.16.5 billion of net cash provided in 2021. Net decrease in Private non-financial sector and foreign residents deposits amounted to Ps.185.4 billion in 2022, compared to a net decrease of Ps.80.2 billion in 2021. Net operating activities used Ps.34.8 billion in 2022 from debt securities, derivatives and repo transactions compared to Ps.28.0 billion used in 2021. Net operating activities provided Ps.307.8 billion from the non-financial sector and foreign residents in 2022, compared to a Ps.194.5 billion in 2021.

Cash Flows from Investing Activities

In 2022, we used Ps.7.6 billion of net cash in our investing activities, compared to Ps. 9.1  billion of net cash used in 2021. In 2022, funds used mainly in intangible assets and others were Ps.8.4 billion compared to Ps. 9.8 billion used in 2021.

Cash Flows from Financing Activities

In 2022, net cash used in financing activities was Ps.12.6 billion, compared to Ps.24.5  billion in 2021.

In 2022, net funds used to make payments of unsubordinated negotiable obligations was Ps.1.5 billion, compared to Ps.14.8 billion used in 2021. Net funds used to make payments of subordinated negotiable obligations was Ps.0 billion in 2022, compared to Ps.3.4 billion used in 2021. Net payments to Argentine financial institutions was Ps.6.6 billion in 2022, compared to Ps.5.0 billion net payments in 2021. In 2022 and 2021, net cash used in dividends payments was Ps.491.9 million and Ps.1.0 billion, respectively.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021

	(in thousands of Pesos, except percentages)
From the non-financial public sector	27,843,116	22,352,551
% of deposits	5.1%	4.0%
From the financial sector	101,430	76,162
% of deposits	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	50,574,131	61,528,491
% of deposits	9.2%	11.0%
Savings accounts	92,352,645	120,134,606
% of deposits	16.9%	21.4%
Special checking accounts	178,835,829	185,320,855
% of deposits	32.7%	33.0%
Time deposits	150,744,921	152,218,705
% of deposits	27.5%	27.1%
Investment accounts	32,377,668	7,395,481
% of deposits	5.9%	1.3%
Others	6,326,426	8,570,285
% of deposits	1.2%	1.5%
Interest and differences in exchange rates payable	8,360,770	4,299,571
% of deposits	1.5%	0.8%
Total	547,516,936	561,896,707

As of December 31, 2022, total deposits amounted to Ps.547.5 billion, decreasing 2.6% compared to 2021, total deposits from the non-financial private sector amounted to Ps.519.6 billion, decreasing 3.7%compared to 2021, and total deposits from the non-financial public sector amounted to Ps.27.8 billion, increasing 24.6%compared to 2021.

As of December 31, 2022, private sector checking accounts, time deposits and special checking accounts decreased 17.8%, 1.0% and 3.5%, compared to 2021, respectively. In addition, saving account deposits decreased 23.1%, compared to 2021.

As of December 31, 2022, retail customer deposits in Pesos represented 27.8% of total deposits, corporate customer deposits in Pesos represented 24.4% of total deposits and wholesale and institutional deposits in Pesos represented 47.8%of total deposits in Pesos.

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

As of December 31, 2022 and 2021, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows (with figures expressed in thousands of Pesos):

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2022	12/31/2021
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	561,409	2,063,327
Total				561,409	2,063,327

In February 2023, the unsubordinated negotiable obligations which were outstanding as of December 31, 2022 were canceled.

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

As of December 31, 2022 and 2021, Grupo Supervielle had no outstanding issuances under this program.

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2022	2021	2020

	(in thousands of Pesos, except percentages)
Shareholders’ equity at the end of the period attributable to owners of the parent company	92,272,973	100,337,004	104,822,912
Average shareholders’ equity(1)	96,832,075	103,675,078	101,146,733
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	13.2%	13.2%	14.3%
Average shareholders’ equity as a percentage of average total assets	13.6%	13.3%	13.4%
Total liabilities as a multiple of total shareholders’ equity	6.5	6.6	6.0
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	10.4%	10.6%	11.9%

(1)	Calculated on a daily basis.
(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and IUDÚ’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31, (1)
	2022	2021	2020
Total Capital
Tier 1 Capital
Paid in share capital common stock	829,564	829,564	829,564
Share premiums	6,898,635	6,898,635	6,898,635
Disclosed reserves and retained earnings	(5,814,988)	(311,314)	(4,786,695)
Non-controlling interests	37,012	76,340	346,732
IFRS Adjustments	675,178	967,879	366,192
Capital Adjustments	74,084,669	34,271,663	22,680,725
Expected Credit Losses	5,649,997	1,362,584	2,210,136
100% of results	(4,740,190)	(267,662)	1,585,872
50% of positive results	—	(809,041)	312,738
Sub-Total: Gross Tier I Capital	77,619,877	43,018,648	30,443,899
Tier 2 Capital
General provisions/general loan-loss reserves 50%	2,598,971	1,552,919	1,090,865
Non‑controlling interests	1,199	—	—
Sub-Total: Tier 2 Capital	2,600,170	1,552,919	1,090,865
Deduct:
All Intangibles	10,223,542	5,156,121	2,548,881
Pending items	47,999	38,452	90,951
Other deductions	14,791,999	6,963,809	4,566,118
Total Deductions	25,063,540	12,158,382	7,205,950
Total Capital	55,156,507	32,413,185	24,328,814
Risk weighted assets(2)	303,351,644	181,817,882	126,312,275
Tier 1 Capital / Risk weighted assets	17.3%	17.0%	18.4%
Regulatory Capital / Risk weighted assets	18.2%	17.8%	19.3%

(1)	Nominal value without inflation adjustment.

(2)	Risk weighted assets is calculated by multiplying the operational risk and market risk by 12.5 and adding the credit risk weighted assets.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets. We expect that capital expenditures in 2023 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

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

Material Trends Related to Argentina

According to the estimates of the Central Bank (Relevamiento de Expectativas de Mercado), as of March 2023, the Argentine GDP is expected to decrease 2.7% during 2023. In addition, the inflation rate is expected to increase from 94.8% in 2022 to 110.0% in 2023, and the nominal exchange rate is expected to reach Ps.346.23 per U.S.$1.00, which would represent a depreciation of 95.5% as compared to 2022.

According to the latest IMF estimates, the world economy is expected to grow 2.9% in 2023, and in particular advanced economies and emerging economies are expected to grow 1.2% and 4.0%, respectively. The main factors which could adversely affect these estimates involve the possibility that central banks further tighten their monetary policies which may negatively impact employment and other economic activities, that inflation rates continue to increase during 2023 and 2024, and that a potential resurgence of COVID-19 negatively impacts the global economies. In addition, according to IMF estimates, the economies of Argentina’s major trading partners are expected to grow during 2023. However, high interest rates, the slowdown in international trade, the decrease in commodity prices could have a negative impact on these economies.

In 2023, the Argentine economy may be affected by the dynamics of macroeconomic variables within the framework of the IMF Agreement. The Argentine Congress approved the IMF Agreement on March 11, 2022 for an extended financing for a term of two and a half years and with a repayment period of over ten years. The IMF Agreement sets forth the following main terms: (i) Argentina’s commitment to gradually decrease its primary deficit to 2.5% of Argentina’s GDP in 2022, to 1.9% of its GDP in 2023, to 0.9% of its GDP in 2024; and to 0% of its GDP in 2025; (ii) Argentina’s commitment to gradually reduce its monetary assistance from the Argentine treasury to 1% of Argentina’s GDP in 2022, to 0.6% of its GDP in 2023 and to 0% of its GDP in 2024; (iii) the setting of positive real interest rates; and (iv) the reduction of inflation from a multi-causal approach and the accumulation of reserves without major modifications to the current exchange rate regime.

According to the IMF, Argentina complied with all the quantitative targets set forth in the IMF Agreement for 2022. Fiscal targets were also met on account of strong expenditure controls and cash management, as well as higher export duties from another soy FX incentive scheme. Meanwhile, achievement of the net international reserves target reflected efforts to contain imports and encourage the liquidation of exports, including through administrative schemes that led to multiple currency practices and exchange restrictions. However, as a result of the negative impact that the droughts which occurred in Argentina during 2023 had on the Argentine economy, the IMF and the Argentine government agreed to revise the targets set forth in the IMF Agreement for 2023 given the risk that these targets may not be achieved. In addition, the lower supply of U.S. dollars is expected to have a negative impact on the collection of export withholdings and the development of the Argentine economy, and the presidential and provincial elections which will take place in Argentina in 2023 could negatively impact Argentina’s ability to achieve the targets set forth in the IMF Agreement.

We cannot predict whether future global and Argentine economic performance will differ materially from the IMF, the Central Bank, the INDEC and the REM forecasts, due to the uncertainties of the global and Argentine economic environments, including high inflation, low levels of reserves, the concentration of maturities of short-term public debt denominated in Pesos and the presidential and provincial elections which will take place in Argentina in 2023.

Material Trends Related to the Argentine Financial System

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. As of December 31, 2022, the financial system in Argentina had low credit demand with loans to GDP at historical low rate of 7.3% which reflects a significantly low level of indebtedness of individuals and entities. Although Argentina’s GDP increased by 10.4% and 5.2% in 2021 and 2022, respectively, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy, inflation in Argentina increased to 51.4% in 2021 and to 94.8% in 2022 and credit demand has been impacted, declining in real terms since 2020. Moreover, according to the Market Expectations Survey of the Central Bank, inflation in Argentina is expected to increase to 110% in 2023, therefore loans are expected to grow below inflation also in 2023. While the Argentine government is adopting measures to stabilize the Argentine economy, the financial sector in Argentina continues to face considerable macroeconomic and regulatory challenges that we expect will go beyond 2023.

During 2022, total deposits from the private sector financial system increased by 94.1% reflecting high liquidity levels reaching a penetration of deposits to GDP of 18.3%, but as a result of the low credit demand, banks have been investing the increasing excess liquidity in securities issued by the Central Bank and government securities.

Notwithstanding the challenging macroeconomic environment, the Argentine financial system is solid, with healthy asset quality levels at a 3.0% NPL, and with high levels of liquidity and solvency.

The levels of high solvency and liquidity are expected to prevail in 2023, as credit growth related to GDP is not expected to occur. The first months of the year showed increases in credit well below inflation.

Nevertheless, since 2020, a relevant portion of assets and liabilities of the banking industry became subject to increased regulation both in volumes and interest rates, thus impacting the financial margin of the banks. We expect this trend to continue in 2023, and that the Central Bank will continue promoting and ruling credit lines at subsidized interest rates, establishing limits on holdings of economic policy instruments, and imposing minimum rates on time deposits.

Nevertheless, since 2020, a relevant portion of assets and liabilities of the banking industry became subject to increased regulation both in volumes and interest rates, thus impacting the financial margin of the banks. We expect this trend to continue in 2023, and that the Central Bank will continue promoting and ruling credit lines at subsidized interest rates, establishing limits on holdings of economic policy instruments, and imposing minimum rates on time deposits.

Material Trends Related to Our Business

During 2022, we made significant strides across Grupo Supervielle toward achieving our strategic goals, we continued to implement our digital transformation strategies and we made significant improvements to increase productivity in 2022 by rationalizing our operations while further enhancing our customer experience.

As of December 31, 2022, we had a distribution network that gained efficiency due to the process of consolidation and resizing of 47 branches, including those brands which were part of the transfer of our business of financial agent services which we rendered to the government of the province of San Luis. In 2022, we also advanced the integration of our consumer finance business into the Bank by completing the transfer of the portfolio and customer base of such business into the Bank. This integration was made mainly due to the negative evolution of the results of our consumer finance segment since the beginning of 2022. The resizing of the consumer finance business as a result of this integration led to a reduction in the number of employees who worked in this business. We expect that this transfer will allow us to take advantage of IUDÚ’s operational efficiencies while we continue to offer the Bank’s broad assortment of financial products and services to our customers.

During 2022, we remained focused on increasing our revenue growth. During the first half of 2022, we prioritized customer acquisition which resulted in 100,000 new retail customers and 3,600 new corporate and SMEs customers compared to the first half of 2021. During 2023, we expect to prioritize monetization and cross-sell to increase our market share on our target customers.

Looking ahead, the financial services industry in Argentina continues to face significant macro and regulatory challenges, including high fiscal deficit, high tax levels and high and increasing inflation, along with a weakening currency, which go beyond 2022.

We intend to maintain prudent financial risk management policies and to continue improving our operating efficiency, in a year we believe will continue to be marked by high levels of economic and political uncertainty and volatility. Loan growth will largely depend on the evolution in Argentina of the economic activity, inflation, the political and economic environment, and consumer and investor confidence.

In 2023, we will continue to balance risk and profitability by managing the credit cycle and excess liquidity through asset and liability management. We may continue to face further pressure from higher cost of funds resulting from the floor on interest rates on time deposits and subsidized rates on mandatory credit lines to SMEs. In terms of expenses, we will continue to exercise strict control on recurring costs and we expect to increase expenses significantly below inflation reflecting the rightsizing initiatives implemented in 2022. In 2023, we will focus on profitability rather than client acquisition.

In terms of our asset quality, an NPL ratio remaining relatively unchanged at the end of 2023 compared to 2022, while provisions are expected to remain stable compared to 2022 and loan book is expected to grow in line or slightly below inflation. In turn, we expect capital and liquidity to remain at adequate levels underscoring long-term sustainability.

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

Fair value of financial instruments which do not have an active market

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

Allowances for loan losses

Grupo Supervielle recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration Grupo Supervielle’s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, interest rate, loans growth, quantity of private sector employment and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

Note 1.11 of our consolidated financial statements provides more detail of how the expected credit loss allowance is calculated.

Impairment of Non-Financial Assets

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. Grupo Supervielle monitors the conditions associated with these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term and whether there are impairment indicators.

Grupo Supervielle has applied judgment in the identification of impairment indicators for property, plant and equipment and intangible assets.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to determine the impairment. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, we use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although we believe that assumptions and forecasts used are suitable in virtue of the information available, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of impairment.

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

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 27, 2022, in accordance with Section 9 of our bylaws. We expect to renew the term of some of the current members of our Board of Directors at the shareholders’ meeting to be held on April 27, 2023.

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

The following table sets forth the composition of our Board of Directors since April 27, 2022:

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

Julio Patricio Supervielle is Chairman of the Board of Grupo Supervielle and CEO of Grupo Supervielle. He also serves as Chairman of Banco Supervielle, IUDÚ, Tarjeta, Sofital, Portal Integral de Inversiones S.A.U., Invertironline.S.AU., Espacio Cordial de Servicios, Bolsillo Digital and Supervielle Agente de Negociación, IOL Holding S.A. and IOL Agente de Valores S.A., subsidiaries of Grupo Supervielle. With over 35 years of financial industry experience, he joined the family business Exprinter-Banex in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has been leading Grupo Supervielle since early 2000. During this time, Grupo Supervielle achieved significant growth in terms of net worth, assets and deposits, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) on the New York Stock Exchange and the Buenos Aires Stock Exchange. Mr. Supervielle has a degree in Business Administration from Universidad Católica Argentina, holds a master’s degree from The Wharton School of the University of Pennsylvania and attended the Global CEO Program organized by Wharton, IESE and CEIBS. As Chairman and CEO, Mr. Supervielle brings to the Board his expertise and proven leadership in the financial industry as well as valuable insight into our strategy formulation, culture crafting, risk management and compensation, providing an essential link between management and the Board. He also provides the Board with important perspectives on innovation, management development and industry challenges and opportunities.

E. Alejandro Stengel is the CEO of Banco Supervielle,First Vice-Chairman of Grupo Supervielle and serves on the boards of Supervielle Seguros, Supervielle Agente de Negociación, Bolsillo Digital, Invertironline S.A.U. and Vice Chairman of IOL Holding, subsidiaries of Grupo Supervielle. Prior to his current position Mr. Stengel was Banco Supervielle’s COO, with operational responsibilities for Personal & Business Banking, Corporate Banking, Operations, IT and Planning. He focused on streamlining the organizational structure, launching the Bank’s Customer Centric strategy and implementing the Agile and Digital Transformation Program. As board member of Grupo Supervielle he had a central role in the formation and development of Supervielle Seguros (Insurance) and Espacio Cordial (Non-Financial Services). Before joining Grupo Supervielle, Mr. Stengel was the CEO of Los Grobo Agropecuaria, a leading Mercosur agribusiness company that won the National Quality Award under his tenure. As a Partner of Booz Allen Hamilton, a global management consulting firm, he worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He led strategic integration and operations enhancement projects in Financial Services. Mr. Stengel began his career in Corporate Banking at Citibank and Banco Santander. He earned an Industrial Engineering degree from the Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. Mr. Stengel brings to our Board of Directors strong senior management experience and expertise in Strategy and Organizational Transformation, developed in regional and International business settings. His participation in Boards and successful capital raising efforts including an initial public offering add Corporate Governance and Investor Relations to his contributions.

Atilio Dell´Oro Maini serves as Second Vice-Chairman of Grupo Supervielle, First Vice Chairman of Banco Supervielle, Chairman of Micro Lending, Vice Chairman of IUDÚ, Vice Chairman of Supervielle Seguros, Vice Chairman of Supervielle Productores Asesores de Seguros,Vice Chairman of Sofital, Vice Chairman of Espacio Cordial de Servicios, Vice Chairman of Tarjeta, Vice Chairman of Portal Integral de Inversiones S.A.U., Vice Chairman of Invertironline S.A.U., Vice Chairman of Bolsillo Digital, Vice Chairman of Supervielle Agente de Negociación and Director of IOL Holding, subsidiaries of Grupo Supervielle. In 2003, he joined the law firm Cabanellas-Etchebarne-Kelly as a Senior Partner of the Banking and Capital Markets divisions. In 1997, he worked at the London-based global law firm Linklaters & Paines. He worked in New York City as a Foreign Associate at the law firm White & Case in 1987 and Simpson Thatcher & Bartlett from 1988-1989. Previously, he joined the law firm Cárdenas, Cassagne & Asociados and was made Partner in 1990. He has extensive experience advising banks and other financial entities, corporations and governments with respect to all types of international and domestic banking and financial transactions. Atilio is a lawyer, with degrees in Political Science and Agricultural Production. He also completed the Program of Instruction for Lawyers at Harvard Law School. He is a Professor at the Master’s in Business Law program at Universidad de San Andrés, as well as a member of the Bar Association of the city of Buenos Aires. Mr. Dell’Oro Maini brings to the Board more than 30 years of experience in the legal and financial sectors with extensive expertise in mergers and acquisitions, international capital market transactions and strategic financial issues. Mr. Dell’Oro Maini offers the company valuable perspective and guidance in corporate governance, regulatory framework and Board effectiveness. He also has significant knowledge and direct involvement in issues related to CSR/ESG initiatives.

Eduardo Pablo Braun is an industrial engineer from the University of Buenos Aires, where he won the “Bunge & Born” scholarship for his academic excellence. He holds an MBA with emphasis in Finance and Marketing from The Wharton School of the University of Pennsylvania, 1990. He is an international speaker on leadership, culture and innovation, a business consultant and author of “People First Leadership,” edited in English, Spanish and Chinese. He has taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and he has lectured in various academic and business forums in Singapore, Dubai, Germany and the United States, among other countries. He was a professor at UCA (Universidad Católica Argentina) and Universidad de San Andrés. Between January 2016 and December 2019 he served as Director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was Director of HSM Group between 1999 and 2011, as Head of Global Programs and Speaker Relations. He is a member of the Board of Directors of the multinational Cuvelier Los Andes Vineyards. In 2018 he was responsible for creating and leading the Advisory Board for the design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consulting firm, specializing in strategy and business development. His experience as a management consultant began with Booz Allen & Hamilton in their Paris office in 1990, where he worked on various projects for Europe, Brazil and Argentina, combining his experience as a consultant with executive positions. He participates or has participated in several NGOs including the Clinton Global Initiative of which he was a member for 5 years and EMA (Esclerosis Múltiple Argentina). He is a member of the Board of ICANA (Instituto Cultural Argentino Norteamericano) and President of the G25 Foundation. Currently, he serves as an Independent Director of Grupo Supervielle S.A. Mr. Braun provides to our Board of Directors his expertise in corporate governance, strategy and organizational culture, including his international business experience of working experience based in Europe and as Director of an international company in the knowledge economy. As author and international speaker Mr. Braun has helped companies understand and tackle their cultural challenges. Mr. Braun also has experience serving as an outside Director of a subsidiary of a public company.

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

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers and Acquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2009, as a result of her move to Argentina, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as independent Director of Grupo Supervielle S.A. between 2016 and 2019. In April 2020, she was appointed Independent Director of Grupo Supervielle. In April 2021, she was appointed Director of Grupo Supervielle. To date, she serves as independent Director of Biosidus (a biotech company),Peugeot Citröen Insurance Company and Vitalis Pharmaceuticals Holding (Spain). Ms. Loyer brings to our Board of Directors extensive international business experience in a variety of industries. In addition, she brings expertise in financial control, market discipline and audit, including experience gained as Chief Financial Officer in a public company. She also brings expertise in global corporate governance and strategy. Ms. Loyer also has experience serving as outside Director on other Boards.

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last nine years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates and E&J Gallo, he joined Jackson Family Wines, currently overseeing thier Costing and Inventory for a portfolio of twenty luxury wineries. He is Director of Grupo Supervielle S.A., Banco Supervielle S.A., Espacio Cordial and Portal Integral de Inversiones S.A.U.

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

Section 271 of the Argentine General Corporations Law allows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the Board of Directors (or the Supervisory Committee in the absence of board quorum) and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the Supervisory Committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the Supervisory Committee for any damages to the company.

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

Incentive-based Plan for Senior Management and Directors

In 2022, we established a long-term plan for certain senior executives of our Banking business unit in order to achieve the objectives established in the framework of our strategic pillars which relate to efficiency, digital adoption, customer experience, funding, customer acquisition, and asset quality. This incentive plan consists of a retirement insurance policy and sets forth certain objectives to be achieved during 2022, 2023 and 2024.

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

Additionally, the Buenos Aires Professional Council of Economic Sciences (Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires or “CPCECABA”) also established certain requirements regarding the independence of public accountants which act as members of the Supervisory Committee. Pursuant to regulations issued by the CPCECABA and the CNV, syndics must be independent from the company that they are auditing. A syndic will not be independent if he/she:

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

Officers

Our management is comprised of our Chief Executive Officer (“CEO”), Julio Patricio Supervielle, who reports to our Board of Directors, and is in charge of ensuring that the different companies in Grupo Supervielle function in a coordinated manner, with synergy and efficiency, applying the strategic guidelines defined for each business unit; the Bank’s CEO, Emérico Alejandro Stengel who is responsible for developing and executing the Bank’s business plans, enhancing key capabilities and increasing operational efficiency; our chief financial officer (“CFO”), Mariano Biglia, who is in charge of the accounting, tax and planning divisions; our Chief of Legal Affairs and AML, Sergio Gabai; our Chief of Human Resources, Casandra Giuliano and our Chief Technology Officer (“CTO”), Sergio Mazzitello. Our Treasurer and IRO, Ana Bartesaghi, also reports to the CEO.

Our Chief Risk Officer (“CRO”), Javier Conigliaro, the Head of Internal Audit, Sergio Gustavo Vázquez, our Chief Information Security Officer (“CISO”), Sergio Landro, and our Compliance Officer, Moira Almar, all report to our Board of Directors.

Chief Executive Officer

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956

Senior Management that report to the CEO

Name	Office	Profession	Date of Birth
Emérico Alejandro Stengel	CEO of the Bank	Industrial Engineer	December 17, 1962
Mariano Biglia	Chief Financial Officer	Public Accountant	December 16, 1978
Sergio Gabai	Chief of Legal Affairs and AML	Lawyer	April 26, 1967
Casandra Giuliano	Chief of Human Resources	Human Resources	December 16, 1971
Sergio Mazzitello	Chief Technology Officer	Information Systems	February 21, 1965

Senior Management that report to the Board of Directors

Name	Office	Profession	Date of Birth
Javier Conigliaro	Chief Risk Officer	Economist	November 16, 1964
Sergio Gustavo Vázquez	Head of Internal Audit	Business Administration and Public Accountant	May 1, 1974
Sergio Landro	Chief Information Security Officer	Information Systems	June, 4, 1967
Moira Almar	Compliance Officer	Lawyer	December 6, 1968

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

The Treasurer & Investor Relations Officer (“IRO”) heads the Treasury and Investor Relations division. As Treasurer is responsible for the company liquidity position and funding strategies, and as IRO is responsible for preparing and providing financial information to, and coordinating with, regulatory bodies and both domestic and international investors and analysts.

The Chief Risk Officer (“CRO”) is responsible for overseeing the governance and framework for global risk management across the different companies of Grupo Supervielle. In addition, the CRO provides independent guidance for managing the overall risks, including credit risk, market risk, interest rate risk, liquidity risk and operational risks, reputational risk and cybersecurity risks in order to ensure that our business is in line with the regulatory requirements. The CRO is also responsible for establishing the global credit risk policies and the soundness of the credit approval process across all business units.

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

The Chief Information Security Officer is responsible for ensuring an adequate management of information security, through the establishment and implementation of security policies, procedures, standards and controls over the information assets of Grupo Supervielle’s companies, and thus protect their infrastructures, digital channels and information assets through a holistic approach based on threat intelligence.

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

Sergio Mazzitello is Chief Technology Officer of Grupo Supervielle.  He joined Supervielle in December 2019. Previously he served since 2014 as Chief Information Officer in Naranja, from Grupo Galicia. He also held several executive level positions leading cross-functional international teams, in the areas of Business, Operations, and IT. He holds a degree in Information Systems from the University of Buenos Aires, a master’s in business administration from IDEA and more than 27 years’ experience in the payments industry and in financial services.

Sergio Gabai has been Chief of Legal Affairs and AML of Grupo Supervielle since May 2012. He joined Banco Supervielle in 2016 as Head of the Legal Department. He also serves as Vice President of the Board of MILA, as Director of Tarjeta, Espacio Cordial de Servicios and Portal Integral de Inversiones S.A.U., and as alternate director of Dólar IOL S.A.U. From 2000 through 2007 he was in charge of BBVA Banco Francés Legal Services for the Banking Business Department. Prior to this role, he was the Legal Affairs Assistant Manager at Bank Boston. A graduate of the Universidad de Buenos Aires as an Attorney-at-Law, he also holds a master’s degree in Economics and Insurance Law from the Universidad Católica Argentina and a Ph.D. in Management from University of Navarra’s IESE Business School. He attended the Management Program for Lawyers at Yale University. He has 26 years of industry experience.

Casandra Giuliano Casandra has been appointed Chief Human Resources Officer of Grupo Supervielle and Banco Supervielle as of September 2022. She has over 20 years of experience designing talent management strategies, development, and organizational transformation processes with an innovative and holistic vision. Prior to that, she held the positions of Culture and Talent Manager at Banco Galicia and Cultural Transformation Manager for 2 years at the same company, implementing agile methodologies, creating new operating models, and leading the transformation process of traditional operations towards Data Driven models. She previously served as HR Advisory Manager at Banco Galicia, HR, Quality and Organization Manager at Galicia Seguros and HR Manager at BGH. She obtained a Degree in Labor Relations from Universidad de Buenos Aires (UBA) and has specialized in the field of Human Resources at financial institutions. She obtained a Postgraduate Degree in Human Resources Strategic Management at the Instituto para el Desarrollo Empresarial de la Argentina (IDEA), in addition to a Management Development Program at the Instituto de Altos Estudios Empresariales (IAE).

Javier Conigliaro has been Chief Risk Officer of Grupo Supervielle since July 2016. He served as Chief Risk Officer of Banco Supervielle from 2012 through 2016. He held previous several positions at Banco Supervielle, Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina. With overall 33 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School. He reports to our Board of Directors.

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

Sergio Landro has been Chief Information Security Officer of Grupo Supervielle since October 2022. Sergio is responsible for the definition and management of the strategic information security plan for all the companies of Grupo Supervielle. Previously he held the positions of Director of Information Security for LATAM, at FirstData, a multinational company dedicated to processing means of payment and Director of Systems Audit at PricewaterhouseCoopers. With more than 32 years of experience in the field of information security, Mr. Landro holds a degree in computer science from the Universidad Argentina de la Empresa. His professional career focuses on financial and service entities through the creation and implementation of appropriate methodologies and frameworks that allow balancing business agility with information protection. He is focused on aspects such as IT risk management, innovation and contributions to the business, optimization of investments in security, and the reduction to an acceptable maximum of losses due to security incidents.

Moira Almar has been Compliance Officer since October 2017. She previously served as the Head of Compliance at Banco Santander Rio from 2006 to 2017, having worked before in various compliance and commercial positions also at Santander Rio. Moira holds a Law Degree from the National University of La Plata, Masters in Banking Disciplines at the University of Siena - Italy and completed the Executive Management Development Program of the School of Business Management (EDDE / UADE). She has 25 years of industry experience and 17 in compliance. She reports directly to the Ethic, Compliance & Corporate Governance Committee of our Board of Directors.

Ana Bartesaghi is Grupo Supervielle’s Treasurer and IRO since September 2011. She also serves as Director of Supervielle Seguros and Sofital. She was previously Head of Capital Markets at Banco Supervielle from 2004 to 2011 and she held prior positions at Citibank, Banco CMF, and Société Générale. She is a Certified Public Accountant from the University of Montevideo in Uruguay, and a post graduate degree in Economics from University of CEMA in Buenos Aires. She has 30 years of industry experience.

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

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta, Sofital S.A.F. e I.I., IUDÚ, Espacio Cordial, Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital and Supervielle Agente de Negociación.

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

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, IUDÚ, Espacio Cordial, Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital y Supervielle Agente de Negociación.

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

Jorge Antonio Bermúdez holds a degree in Accountancy from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A., IUDÚ, Espacio Cordial, Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital and Supervielle Agente de Negociación.

According to the provisions of Section 79 of the Argentine Capital Markets Law, listed companies which have an audit committee are allowed not to have a Supervisory Committee. Such decision may only be adopted by an extraordinary shareholders meeting with a special quorum and supermajority of 75% of the voting stock.

Compensation of Directors, Management and Supervisory Committee

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the Argentine General Corporations Law and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Section 261 of the Argentine General Corporations Law provides that the compensation paid to all directors in a year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. The Argentine General Corporations Law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special committees or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

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

The aggregate compensation paid to our directors, senior management and members of our Supervisory Committee in 2022 was approximately Ps.668.6 million, Ps.610.4 million and Ps.1.1 million, respectively.

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

We will take the necessary measures to ensure that independent alternate members are available in order to fill possible vacancies. A quorum for a decision by the audit committee will require the presence of a majority of its members and matters will be decided by the vote of a majority of those present at the meeting. A chairperson of the committee must be appointed during the first meeting after members of the committee have been appointed. The chairperson of the committee may cast two votes in the case of a tie. Pursuant to our bylaws, audit committee members may participate in a meeting of the committee by means of a communication system that provides for a simultaneous transmission of sound, images and words, and members participating by such means count for quorum purposes and the committee will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system. If the committee holds meetings by means of such communication system, it must comply with the same requirements applicable to Board of Directors’ meetings held in such way. Decisions of the audit committee will be recorded in a special corporate book and will be signed by all members of the committee who were present at the meeting. Pursuant to Article 16 Section III Chapter III Title II of the CNV Rules, the audit committee must hold at least one regularly scheduled meeting every three months.

The Audit Commitee has a written charter that establishes its duties and responsibilities. The current charter was approved by our Board of Directors in May 2020.

Our audit committee performs the following duties and responsibilities among others:

•	issues an opinion on the proposals made by the Board of Directors to the shareholders regarding the appointment of external auditors;
●	analyses the services rendered by the external auditors and their fees, ensures their independence, reviews their planning and evaluates their performance, issuing an opinion on this matter when the Group files its annual financial statements;
●	maintains an understanding of the internal audit policies to ensure that they are complete and up-to-date, and approves such policies, submitting them to the Board of Directors for their consideration and approval;
●	ensures and evaluates the performance of the Internal Audit function, establishing its human and budgetary resources, approves the annual internal audit plan and additional ad-hoc audits, and oversees compliance with the audit plan, issuing an opinion on the planning and performance of Internal Audit when the annual financial statements of the Company are filed;
●	ensures that the recommendations contained in audit reports are followed;
●	oversees the sufficiency, adequacy and effectiveness of the internal control systems, to ensure the reliability, reasonableness, adequacy and transparency of the financial statements and the financial and accounting information of Grupo Supervielle;
●	oversees the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses;

●	evaluates the quality of internal processes with the aim of overseeing the quality control of customer service, the risk control and the efficiency control in the operation of Grupo Supervielle;
●	takes knowledge of Grupo Supervielle’s financial, reputational, legal and operational risks and oversees compliance with policies designed to mitigate them and with information policies on risk management;
●	assists the Board of Directors in the supervision of the financial statements, analyzing Grupo Supervielle’s financial statements and the consolidated financial statements with its controlled and associate companies prior to their presentation to the Board of Directors and with the necessary depth to assess their reasonableness, reliability and clarity;
●	supervises the reliability of the financial information and the information on significant events that are presented to the markets and control agencies;
●	assists the Board of Directors in supervising compliance with the established policies, processes, procedures and rules established by Grupo Supervielle and its controlled and associate companies;
●	takes knowledge of compliance with the applicable regulations in matters related to conduct in the securities markets, data protection, as well as that the requirements of the competent bodies on these matters are addressed in a timely and appropriate manner;
●	ensures that the Code of Ethics and Internal Codes of Conduct comply with current rules and regulations;
●	verifies the fulfillment of any applicable rules of conduct;
●	takes notice of complaints regarding accounting, internal control over financial reporting and auditing matters, received through the applicable procedures;
●	provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;
●	issues grounded opinions on related-party transactions under certain circumstances and files such opinions with regulatory agencies as required by the CNV;
●	issues an opinion on the reasonableness of fees and stock option plans for our Directors and managers proposed by the Board of Directors;
●	issues a report before any decision of the Board of Directors to buyback shares of the Company;
●	issues an opinion on the fulfillment of legal requirements and on the reasonableness of the terms of the issuance of shares or other securities that are convertible into shares, in cases of capital increase in which preemptive rights are excluded or limited;
●	at least once a year and upon the filing of the Company´s annual financial statements, issues a report to the Board and shareholders addressing the work done to perform its duties, and the results of its work;
●	prepares an action plan for each fiscal year, which must be presented to the Board of Directors and the Supervisory Committee within sixty calendar days of the beginning of the fiscal year; and
●	performs all other duties stated in its charter, our bylaws, laws and regulations.

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
(2)

As of the Shareholders’ Meeting held on April 27, 2021, Ms. Mengin de Loyer is a non-independent director pursuant to the CNV Regulations[12] whereas she is an independent director pursuant to Rule 10A-3 of the Exchange Act.

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

Among its duties, the anti-money laundering and anti-terrorist finance committee must:

•	oversee compliance with current applicable anti-money laundering rules and ensure that Grupo Supervielle and its subsidiaries are in compliance with best practices related to anti-money laundering;
•	take knowledge of the amendments to the applicable regulations and provide for the timely revision of the internal policies and procedures manuals accordingly;
•	maintain an understanding of the best market anti-money laundering practices and oversee its implementation at Grupo Supervielle’s and its subsidiaries’ level;
•	oversee compliance with disclosure of information to the competent authorities; and
•	carry out all those functions established by the rules of the Financial Intelligence Unit and other applicable provisions on the matter.

The following table sets forth the members of the anti-money laundering and anti-terrorist finance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee, Responsible Officer before UIF
Emérico Alejandro Stengel	Director
Hugo Santiago Enrique Basso	Director
Sergio Gabriel Gabai	Chief of Legal Affairs and AML, Secretary of the Committee

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

•takes knowledge of all applicable regulations and their impact within Grupo Supervielle’s practices;

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

•defines policies and guidelines with regards to Grupo Supervielle’s related parties;

•revises from time to time the terms of the Code of Ethics and of the Code of Corporate Governance; and

•carries out any other acts within its competence, as may be requested by the Board of Directors.

The following table sets forth the members of the ethics, compliance and corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Mengin de Loyer	Director
Moira Almar	Compliance Officer, Secretary of the Committee
Sergio Gabai	Chief of Legal Affairs and AML
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Vázquez	Head of Internal Audit
Agustina del Pilar González	Head of Corporate Affairs

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

•	dictates guidelines to conduct annual performance evaluations of personnel;
•	submits proposals to the Board of Directors for appointments of senior managers of the companies of Grupo Supervielle (CEO, Deputy CEO and Senior Managers);
•	promotes achievement of high standards of integrity and honesty on the part of all employees of Grupo Supervielle and its subsidiaries;
•	approves and inform the Board of Directors of the contracting of insurance policies applicable to the Board of Directors and members of Senior Management;
•	reviews the organizational structure of Grupo Supervielle and its subsidiaries;
•	proposes recommendations to the Board of Directors regarding its composition; and
•	exercises those other competencies assigned to this committee by the Board of Directors.

The following table sets forth the members of the Nominations and Remuneration Committee:

Name	Position
Eduardo Pablo Braun	Independent Director, Chairman of the Committee
Julio Patricio Supervielle(1)	Chairman of the Board and CEO
Hugo Enrique Santiago Basso	Director
Laurence Mengin de Loyer	Director
(1)	Julio Patricio Supervielle is an executive Director in his capacity as CEO of Grupo Supervielle.

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

•	propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Laurence Nicole Mengin de Loyer	Director
Mariano Biglia	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Gabriel Gabai	Chief of Legal Affairs and AML
Ana Inés Bartesaghi Bender	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee
Matías González Carrara	Head of Accountancy of Grupo Supervielle

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

The following table sets forth the members of the cybersecurity committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
E. Alejandro Stengel	Director, CEO of Banco Supervielle
Sergio Mazzitello	Chief Technology Officer
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Landro	Chief Information Security Officer (CISO)
Others from management team	CIOs of Grupo Supervielle’s subsidiaries

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

Alejandra Naughton was appointed Director of Banco Supervielle on July 13, 2020. Before being appointed Director, she was Chief Financial Officer of Grupo Supervielle since 2011 and Chief Financial Officer of Banco Supervielle since 2012. She holds a degree in Economics from the Universidad de Buenos Aires and a post-graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she obtained the “Expert in Finance and Management Accounting” and “Expert in Corporate Governance” degrees, at the Federal Reserve Bank of New York, where she obtained the “Expert in Management and Operations” degree, and at the IMF, where she obtained the “Expert in Safeguards Assessment” degree. From 1994 to 2007, she served on the Central Bank’s staff in several senior positions, including Deputy General Manager from 2003 to 2007 and Argentine Representative to the Governance Network at the Bank for International Settlements in Switzerland. During 2007 and 2008, she worked as a consultant at the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since our IPO in 2016 allows her to take on a stewardship role as Grupo Supervielle pursues its reporting responsibilities with the market and financial authorities. She also provides permanent support to our IR Program. Ms. Naughton currently serves as Second Vice Chairperson of Banco Supervielle S.A., Director of IUDÚ, Director of Supervielle Seguros, Director of Micro Lending, Director of InvertirOnline S.A.U., Director of Supervielle Productores Asesores de Seguros, Director of Bolsillo Digital, Director of Supervielle Agente de Negociación, Chairperson of Dólar IOL S.A.U., Director of IOL Holding S.A. and Vice Chairperson of IOL Agente de Valores S.A.

Richard Guy Gluzman has a Law degree from Nanterre University in Paris and a master’s degree in Business Administration from the ESSEC University in Paris. From 1978 to 1995, he worked in France holding various managerial positions in several technological companies (Burroughs S.A., Digital Equipment Corporation, Wang S.A. and JBA S.A.). His career in Argentina started in 1995, when he joined Coming S.A. (France Telecom & Perez Companc Group) as General Manager until 1997. From 1997 through 1999, he served as a member of Globalstar S.A.’s Board of Directors. From 1998 through 2000, he was at the helm of Diveo Broadband Networks S.A. as General Manager and then, from 2000 to 2006, he was a Director of Pegasus Capital, a private equity fund. Mr. Gluzman currently serves as Director of Banco Supervielle S.A. Previously he served as Director of the boards of directors of Grupo Supervielle S.A., IUDÚ, Tarjeta Automática S.A. and Sofital S.A.F. e I.I. Mr. Gluzman brings to the Board 17 years of international experience in Europe in Hi-Tech industries (computing, software and services), and strong experience in Latam Private Equity Fund. In addition, he brings extensive management and operational experience. Mr. Gluzman is also serving as non-executive Director in two other Boards in autoparts and massive consumption packaging industry in Argentina.

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall strategic objectives and reports to the CEO. The following tables set forth certain relevant information on the Bank’s current executive officers and its senior management.

Senior management that reports to the Board of Directors of the Bank

Name	Position	Date of Birth	Year of Appointment
Emérico Alejandro Stengel	CEO	December 13, 1956	2020
Mariano Biglia	CFO	December 16, 1978	2020
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2012
Sergio Gustavo Vázquez	Head of Internal Audit	May 1, 1974	2019
Moira Almar	Regulatory Compliance Officer	December 6, 1968	2017
Sergio Landro	Chief Information Security Officer	June, 4, 1967	2022

Senior management that reports to the CEO of the Bank

Name	Position	Date of Birth	Year of Appointment
Silvio Margaria	COO and Deputy CEO	November 12, 1971	2020
Sergio Mazzitello	Chief Technology Officer	February 21, 1965	2019
Hernán Oliver	Head of Treasury and Global Markets	June 2, 1973	2009
Roberto García Guevara	Head of Capital Markets and Structuring	August 21, 1964	2018
Esteban Nicolás D´Agostino	Head of Operations and Central Services	July 8, 1972	2020
Sergio Gabai	Chief of Legal Affairs	April 26, 1967	2012
Casandra Giuliano	Chief of Human Resources	December 16, 1971	2022

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

For the biography of Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

For the biographies of Mr. Mariano Biglia, Sergio Mazzitello, Mr. Sergio Gabai, Mr. Javier Conigliaro, Mr. Sergio Gustavo Vázquez, Mr. Sergio Anibal Landro, Ms. Moira Almar and Ms. Casandra Giuliano, see “—Officers.”

Committees Reporting to Banco Supervielle S.A.’s Board of Directors

In accordance with Central Bank regulations, the Bank has several Board committees: the Audit Committee (Communication “A” 2525, as amended and restated by Communication “A” 6552 and 6555), the Information Technology Committee (Communication “A” 4609, as amended), the Committee on Control and Prevention of Money Laundering and Financing of Terrorism (Communications “A” 6709, as amended), and the Senior Credit Committee. In addition, the Bank also has a Risk Management Committee. Each of the Bank’s Board committees has its own internal charter. Each committee must report to the Board on a periodical basis and submit an annual report. According to the size, complexity, economic importance and risk profile of the financial institution and the economic group in question, it is recommended that other specialized committees be established, with a clear definition and disclosure of their mandates, composition (including members considered independent) and working procedures, such as a Personnel Incentives Committee, responsible for overseeing that the system of economic incentives to personnel is consistent with the culture, objectives, long-term business, strategy and control environment of the entity, as formulated in the relevant policy, a Corporate Governance Committee, which evaluates the management of the Board of Directors and the renewal and replacement of senior management or Ethics and Compliance Committee, to ensure that the entity has adequate means to promote appropriate decision making and compliance with internal and external regulations, among others.

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

The following table sets forth the members of the audit committee:

Name	Position
Alejandra Naughton	Director, Chairman of the Committee
Richard Guy Gluzman	Director
Sergio Vazquez	Head of Internal Audit, Secretary of the Committee

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

Banco Supervielle S.A.’s Committee on the Control and Prevention of Money Laundering and Financing of Terrorism

The committee on the control and prevention of money laundering and financing of terrorism is formed by at least two directors (one of whom will chair the committee and will act as Corporate Compliance Officer with the Financial Intelligence Unit (FIU) and another that will act as Alternate Compliance Officer with the Financial Intelligence Unit) and the Head of AML, who will act as Secretary. The Board of Directors appoints the members of the control and prevention of money laundering and financing of terrorism committee for a minimum term of two years and a maximum of three years.

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

The following table sets forth the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee and Corporate Compliance Officer with the FIU
Alejandra Naughton	Director and Alternate Compliance Officer with the FIU
Sergio Gabriel Gabai	Member – Head of AML – Secretary

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

The following table sets forth the members of the Risk Management Committee:

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Richard Guy Gluzman	Director
Emérico Alejandro Stengel	CEO
Alejandra Gladis Naughton	Director
Javier Conigliaro	CRO– Secretary

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

The CEO of Supervielle Seguros is Diego Squartini and the CEO of IOL invertironline is Diego Pizzulli. Martin Zarich acts as the Deputy CEO of IUDÚ, subject to the approval of the Central Bank.

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

Diego Pizzulli has been appointed Chief Executive Officer of IOL invertironline in July 2022. He has 15 years of experience in the technology industry, developing strategies with a focus on innovation, managing digital products and businesses, and executing projects. He was co-founder and CEO of Alta, a 100% digital broker. Before that, Diego was co-founder, CEO and Director of Cash-

online, an Argentine Fintech focused on online lending. Previously, he held various positions at Despegar.com. He earned a degree in Economics from Universidad Católica Argentina and obtained an MBA from Universidad de San Andrés in Argentina.

Martin Zarich has been appointed Deputy Chief Executive Officer of IUDÚ in December 2022, subject to the approval of the Central Bank. He has 15 years of experience in the financial industry. Since 2014m he was CFO at IUDÚ. Previously he held several positions at IUDÚ. He is a Public Accountant graduated from Universidad de Buenos Aires and obtained a Master’s degree in Finance from the Torcuato Di Tella University.

Employees

As of December 31, 2022, 2021 and 2022, we had 3,814, 4,807 and 5,021 employees, including permanent and temporary employees, respectively.

At the holding company we had four employees as of December 31, 2022 and as of December 31, 2021, and seven employees as of December 31, 2020.

Banking Business employees:

As of December 31, 2022, 2021 and 2020, the Bank had 3,334, 3,494 and 3,706 employees, respectively. As of December 31, 2022, 66.8% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2022, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

Consumer Finance Segment had 171 employees:

•

As of December 31, 2022, 2021 and 2020, IUDÚ had 32, 477 and 477 employees, respectively. At December 31, 2022, 9% of IUDÚ’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio), which regulates labor contracts of non-banking, financial institutions. The remaining 91% of employees, all managers and some senior analysts, were covered only by general contractual labor laws. In addition, as of December 31, 2022, none of IUDÚ´s employees were members of the Commerce Employees Union (Sindicato de Empleados de Comercio).

•

As of December 31, 2022, 2021 and 2020, Tarjeta had 1, 325 and 386 employees, respectively. As of December 31, 2022, 100% of Tarjeta’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio).

•

As of December 31, 2022, 2021 and 2020, Espacio Cordial had 100, 110 and 119 employees, respectively. As of December 31, 2022, 100% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, as of December 31, 2022, 84.0% of Espacio Cordial’s employees were union members.

•

As of December 31, 2022, 2021 and 2020, MILA had 38, 23 and 29 employees, respectively. As of December 31, 2022, 55% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 45% of employees were covered by general contractual labor laws.

Insurance Segment had 185 employees

•

As of December 31, 2022, 2021, and 2020, Supervielle Seguros had 160, 130 and 129 employees, respectively. At December 31, 2022, 95% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros. As of December 31, 2022, 10.4% of its employees were union members from the Sindicato del Seguro de la República Argentina.

•	As of December 31, 2022 and 2021, Supervielle Productores Asesores de Seguros had 25 and 24 employees, respectively. None of its employees were under the collective bargaining agreement.

InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. had 132 employees:

•

As of December 31, 2022, InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. had 128 and 4 employees, respectively. As of December 31, 2022, none of these employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. are not unionized and are covered only by general contractual labor laws.

Supervielle Asset Management employees:

•

As of December 31, 2022, 2021 and 2020, SAM had 11, 13 and 11 employees, respectively. Employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

Supervielle Agente de Negociación:

•

As of December 31, 2022 and 2021, Supervielle Agente de Negociación had two employees. Employees of Supervielle Agente de Negociación are not unionized and are subject only to the applicable labor laws.

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

Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

[RESERVED]

Item 7.Shareholders and Related Party Transactions

Item 7.AMajor Shareholders

As of April 23, 2023, we had 456,722,322 outstanding shares of common stock, consisting of 61,738,188 Class A shares and 394,984,134 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of March 31, 2023, we had approximately 12,100 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of March 31, 2023 excluding shares held by the Company’s treasury, wich amounted to 14,050,492 as of March 31, 2023. We do not have voting rights in connection with the shares held by the Company’s treasury, see “Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

					Percentage
	Class A Shares 5	Class B Shares 1			of Capital		Percentage
Shareholder Name	votes	Vote		Total Shares	Stock	Total Votes	of Votes
Julio Patricio Supervielle	61,738,188	74,621,278	(*)	136,359,466	30.803737%	383,312,218	55.58274%
Other	—	306,312,364		306,312,364	69.196263%	306,312,364	44.41726%
Total:	61,738,188	380,933,642		442,671,830	100.00%	689,624,582	100.000%

(*)Includes: (i) 4,678,278 Class B shares of common stock of Grupo Supervielle, par value Ps.1.00 per share, and (ii) 69,943,000 Class B shares of Grupo Supervielle represented by 13,988,600 ADSs.

As of December 31, 2022, we have identified 17 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and 4 record holders of our Class B shares in the United States. The record holders of our ADSs located in the United States, in the aggregate, held, as of December 31, 2022 approximately 392,123 of our ADSs, representing approximately 0.4% of our ADSs and 0.1% of our Class B shares.

Based on the Schedule 13G filed by Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle with the SEC on February 9, 2023,  on January 30, 2023, Julio Patricio Supervielle gifted an aggregate of 2,181,400 ADSs, each representing five Class B Shares (an equivalent of 10,907,000 Class B Shares) and an aggregate of 13,156,435 Class B Shares to Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle, who are the children of Julio Patricio Supervielle. As of the date of this annual report, (i) Matías Jules Bernard Supervielle beneficially owns 8,497,495 Class B Shares, consisting of 4,861,830 Class B Shares and 3,635,665 Class B Shares represented by 727,133 ADSs, (ii) Jacques Patrick Supervielle beneficially owns 8,497,495 Class B Shares, consisting of 4,861,825 Class B Shares and 3,635,670 Class B Shares represented by 727,134 ADSs, and (iii) Natasha Pilar Laurencia Supervielle beneficially owns 8,497,495 Class B Shares, consisting of 4,861,830 Class B Shares and 3,635,665 Class B Shares represented by 727,133 ADSs.

Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Group by the parties thereto. By virtue of the Stockholder Agreement and the obligations and rights thereunder, Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle may be deemed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Share Ownership of Banco Supervielle S.A.

As of April 23, 2023, the Bank had 829,563,871 outstanding shares of common stock, consisting of 930,371 Class A shares and 828,633,500 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 23, 2023:

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

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2022 and 2021.

	Grupo Supervielle S.A.
	Year ended December 31,
	2022	2021

	(in thousands of Pesos, plus VAT)
Bank	450,225	522,528
Tarjeta	1,073	1,237
SAM	3,640	4,218
Sofital	369	422
IUDÚ	36,023	38,633
Espacio Cordial	2,180	2,165
Total	493,510	569,203

Capital Contribution

On March 4, 2021, Grupo Supervielle made a contribution of Ps.6,832,612 to the capital of Modo, as a result of which Grupo Supervielle subscribed 5,641,254 book-entry ordinary shares of Modo, which have a par value of Ps.1 per share and confer the right to one vote per share. On the same date, Grupo Supervielle made a contribution of Ps.29,000,000 to Bolsillo Digital as a result of which Grupo Supervielle subscribed 29,000,000 book-entry ordinary shares of Bolsillo Digital, which have a par value of Ps.1 per share and confer the right to one vote per share.

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

On January 28, 2022, Grupo Supervielle and the Bank made capital contributions of Ps.25,000,000 and Ps. 475,000,000, respectively, to IUDÚ, as a result of which Grupo Supervielle and the Bank subscribed 1,762,666 and 33,490,657 book-entry ordinary shares of IUDÚ, respectively, which have a par value of Ps.1 per share and confer the right to one vote per share.

On February 25, 2022, Grupo Supervielle and the Bank made capital contributions of Ps.12,500,000 and Ps.237,500,000, respectively, to IUDÚ, as a result of which Grupo Supervielle and the Bank subscribed and 18,347,111 book-entry ordinary shares of IUDÚ, respectively, which have a par value of Ps.1 per share and confer the right to one vote per share.

On March 30, 2022, Grupo Supervielle and the Bank approved capital contributions of Ps.62,500,000 and Ps.1,187,500,000, respectively, to IUDÚ to be allocated to working capital. On the same date, IUDÚ approved a capital contribution of Ps.150,000,000 to Tarjeta to be allocated to working capital.

On June 27, 2022, Grupo Supervielle and the Bank made capital contributions to IUDÚ of Ps.50 million and Ps. 950 million, respectively, to be allocated to working capital. On the same date, IUDÚ approved a capital contribution of Ps. 250 million to Tarjeta to be allocated to working capital.

On July 8, 2022, Grupo Supervielle approved a capital contribution of U.S.$200,000 or its equivalent in Uruguayan Pesos to its subsidiary IOL Holding S.A. to be applied to working capital and investments.

On August 16, 2022, Grupo Supervielle approved a capital contribution of Ps.70,165,000 or its equivalent in Pesos to its subsidiary IOL Invertironline to be applied to working capital and investments.

On August 30, 2022, Grupo Supervielle and the Bank made capital contributions to IUDÚ of Ps.37.5 million and Ps. 712.5 million, respectively, to be allocated to working capital.

On September 28, 2022, Grupo Supervielle and the Bank made capital contributions to IUDÚ of Ps.12.5 million and Ps. 237.5 million, respectively, to be allocated to working capital.

On February 23, 2023, the Bank made a capital contribution to Bolsillo Digital S.A of Ps. 100 million. On the same date, the Bank made a capital contribution to Modo of Ps. 92.4 million.

On November 30, 2022, Grupo Supervielle and the Bank made capital contributions to IUDÚ of Ps. 110 million and Ps. 2.1 billion, respectively, mainly to cancel IUDÚ’s financial obligations with the Bank.

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

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us. The Bank’s services include, among others: accounting records of transactions and preparation of financial statements, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. Pursuant to this agreement, we paid to the Bank in 2022 a total amount of Ps.1,006,127. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement is renewed automatically and it is in force as of the date of this annual report.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial and IUDÚ granting them licenses to use certain of our trademarks (including our trademarks for “Cordial,” “Carta App” and “Tienda Supervielle.” We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. Pursuant to these agreements, we received fees from these companies in 2022 in a total amount of Ps.3,047,127.

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts as of the end of the periods indicated and the single largest exposures during the reporting period:

	As of December 31,
	2022	2021

	(in thousands of Pesos,except
	number of recipients)
Aggregate total financial exposure	673,747	928,634
Number of recipient related parties	80	79
(a) individuals	70	69
(b) companies	10	10
Average total financial exposure	8,422	11,756
Single largest exposure during the period	358,255	869,590

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

Supervielle Asset Management S.A. is part of a class action related to valuation of assets. Also, Supervielle Seguros S.A. has been summoned as a third party in a legal proceeding related to life insurance. The outcomes of these proceedings are not likely to have a material adverse effect on our results of operations.

As of the date of this annual report, our other subsidiaries are not party to any other class action.

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

Our Board of Directors in its meeting held on March 28, 2022 recommended to our shareholders to partially release the voluntary reserves and to pay a cash dividend in an amount of Ps.252,503,900 (calculated on the basis of figures expressed in homogeneous currency as of December 31, 2021). This amount must be restated in accordance with General Resolution No. 777/2018 of the CNV, which provides that the distribution of profits must be made in the currency of the date of the shareholders’ meeting, by using the price index corresponding to the month prior to the meeting. Such release of voluntary reserves was approved by our shareholders in the general shareholders’ meeting held on April 27, 2022. On May 5, 2022, the Board of Directors approved the terms and conditions of the payment of a cash dividend for the amount of Ps.293,080,487 to existing shareholders as of the record date, which was May 16, 2022. For more information on current exchange controls applicable to the payment of dividends, see “Item 3.D. Risk Factors—Risks Relating to Our Class B Shares and the ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.”

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

Although distribution of dividends by the Bank has been authorized by the Central Bank at times, no assurance can be given that in the future the Central Bank will not limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or that such authorization will be for the full amount of dividends that the Bank may distribute pursuant to applicable regulation. On March 9, 2023, the Central Bank issued Communication “A” 7719 which sets forth that, from April 1, 2023, the Central Bank revoked the suspension of the distribution of dividends and that, from the same date until December 12, 2023, any financial entities that have been authorized by the Central Bank may distribute dividends in six equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded pursuant to Communication “A” 6886.

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

In 2022 and 2021, we received the following dividend payments in cash from our subsidiaries, reported in the currency at the end of the reporting period: (i) Ps. 955.1 million in 2022 and Ps.741.3 million in 2021 from SAM, (ii) Ps.952.5 million in 2022 and Ps.859.5 million in 2021 from Supervielle Seguros, (iii) Ps.90.5 million in 2022 and Ps.119.9 million in 2021 from Sofital, (iv) Ps. 118.7 million in 2022 from SAN, and (v) Ps.703.7 million in 2021 from IOL invertironline. We did not receive dividend payments from the Bank or our other subsidiaries during 2022 and 2021.

Grupo Supervielle paid dividends to its shareholders for 2022 and 2021, totaling approximately Ps.491.9 million and Ps.1,002.6 million, respectively. As described in Note 24 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Net Income (Loss) Absorption

On March 13, 2023, our Board of Directors proposed that the shareholders’ meeting approve the absoprtion of the net loss resulting from the fiscal year ended December 31, 2022 which amounts to Ps. 7,929,040 thousand, using other reserve of Ps.3,781,173 thousand, a legal reserve of Ps.1,035,973 thousand and paid in capital of Ps.3,111,894 thousand.

After the use of these reserves and paid in capital, if approved by the shareholders’ meeting to be held on April 27, 2023, Grupo Supervielle’s net worth will be composed as follows:

As of December 31,
2022
(In millions of Pesos)
Capital Stock	444,411
Capital Adjustment	8,794,281
Paid in Capital	81,738,055
Own Shares in Portfolio	12,311
Comprehensive Adjustment os Treasury Shares	820,226
Cost of Own Shares in Portfolio	(1,383,270)
Legal Reserve	—
Other Reserves	1,383,270
Other Comprehensive Income	1,031,432
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	92,840,716

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

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 7490, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

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

In addition, effective until December 31, 2023, the Central Bank must approve the access to the MLC by local residents in order to make principal payments under cross-border financial indebtedness with related parties, unless the loan proceeds were settled through the MLC after October 1, 2020 and the loan has an average life of at least 2 years.

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

Specific Provisions Regarding Access to the Exchange Market

General Requirements

As a general rule, Argentine companies or individual must comply with certain requirements to access the MLC in order to purchase foreign currency or transfer foreign currency abroad without the prior approval of the Central Bank. These requirements include the following:

(i)	during the 90 days prior to the date of the access to the MLC, Argentine companies must not have:
(a)	(i) sold securities in Argentina issued by residents for foreign currency, (ii) transferred such securities to a foreign depositary, (iii) exchanged such securities for other foreign assets, (iv) purchased using Pesos in Argentina securities issued by non-resident issuers, or (v) as of July 22, 2022, (x) acquired Argentine depositary certificates representing shares issued by non-resident companies, (y) acquired corporate debt securities (i.e., securities issued by private-sector issuers, as opposed to public-sector issuances) issued outside Argentina, or (z) delivered Pesos or any other Argentine assets (other than foreign currency funds deposited in Argentine banks) to any person, receiving in exchange thereof, whether prior to or after such delivery, and whether directly or indirectly through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad (any of the trades listed in (i) through (v), a “Restricted Securities Trade”); or

(b)	delivered Pesos or other Argentine liquid assets, such as Argentine sovereign bonds, to any individual or legal entity which has a direct controlling interest in such assets, unless: (i) such delivery resulted from regular purchases of goods or services made in its ordinary course of business, or (ii) an affidavit from each such controlling individual or legal entity is provided pursuant to which such persons declare that they comply with the restrictions set forth in (i)(a) above, and undertake to comply with (ii)(d) below; and

(ii)	on the date of the access to the MLC, Argentine companies must:

(a)	not have any available foreign liquid assets in excess of U$S100,000. Central Bank Communication “A” 7030 contains a non-exhaustive list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, any other investment that allows for immediate availability of foreign currency, wuch as foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.;

(b)	deposit all its holdings denominated in foreign currency in accounts held with Argentine financial institutions;

(c)	undertake to settle through the foreign exchange market within 5 business days as from receipt thereof, any funds received outside of Argentina as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020;

(d)	undertake to, during the 90 days following the access to the MLC, not to carry out any Restricted Securities Trade; and

(e)	not be included in the list of “issuers of fake invoices and similar documents” (base de facturas o documentos equivalentes calificados como apócrifos) maintained by the Argentine Tax Authority (Administración Federal de Ingresos Públicos).

Residents are authorized to access the MLC for the payment of import of goods in accordance with Section 10.1 of the FX Regulations, which sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Also, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof.

Pursuant to the FX Regulations, the local importer must appoint a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Payment of services provided by non-residents

Pursuant to Section 3.2 of the FX Regulations, residents may access the MLC for payment of services provided by non-residents (except intercompany services), as long as it is verified that the operation has been declared, if applicable, in the last presentation of the Foreign Assets and Liabilities Reporting Regime (as defined below). Access to the MLC for payment of intercompany imports of services is, as a general rule, subject to prior approval of the Central Bank.

In addition, on June 27, 2022 the Central Bank issued Communication “A” 7532, which was amended by Communication “A” 7606 dated September 15, 2022, which sets forth that customer transactions covered by the Integrated Monitoring System for Foreign Payments of Services (“SIMPES”) must comply with the following conditions in order to access the MLC:

(a)the entity has an affidavit from the client stating that the cumulative amount, including the payment intended to be made, of the payments made by the client through MLC for the items of services covered by the SIMPES, in the current calendar year and in the set of entities, does not exceed the amount arising from considering the following: (i) the proportional part, accrued up to and including the current month, of the total amount of the payments made by the importer during the year 2021 for all the items covered, and in the event that the latter amount is less than U.S.$50,000, the latter amount or the annual limit, whichever is lower, shall be adopted, and (ii) minus the amount outstanding to date for letters of credit or guaranteed bills of exchange issued in its name by local financial institutions for the importation of services.
(b)the payment falls under the mechanisms provided for in points 3.18. and 3.19 of the FX Regulations.
(c)the payment corresponds to items “S08. Insurance premium” and “S09. Payment of claims.”
(d)the payment is made within the 180 calendar days after the date of the effective provision of the service.
(e)the client accesses simultaneously with the settlement of a new financial indebtedness abroad with an average life of not less than 180 days and at least 50% of the capital matures after the date of effective provision of the service plus a term of 90 days.
(f)the customer accesses with funds originating from a financing of imports of services granted by an Argentine financial institution from a commercial credit line from abroad with an average life of not less than 180 days and at least 50% of the capital of the financing has a maturity date after the date of effective provision of the service plus a term of 90 days.

Section 3 of Communication “A” 7622 establishes that in the event that access to the MLC to make payments for services rendered by non-residents requires the presentation of a declaration made through SIMPES in “APPROVED” status, the entities may also accept the presentation of a declaration made in the System of Imports of the Argentine Republic and Payments of Services Abroad in “APPROVED” status.

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

Effective until December 31, 2023, the Central Bank must approve the access to the MLC by local residents in order to make principal payments under cross-border financial indebtedness with related parties, unless the loan proceeds were settled through the MLC after October 1, 2020 and the loan has an average life of at least 2 years.

Section 3.17 of the FX Regulations establishes that debtors with scheduled principal payments maturing between October 15, 2020 and June 30, 2023 relating to (i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the Central Bank in line with the following criteria (the “Refinancing Plan”):

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

concerning scheduled principal repayments maturing between October 15, 2020 and June 30, 2023: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the MLC to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the MLC as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in Section 3.6.1.3 of the FX Regulations, (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the MC for the service of principal and interest thereon, and (c) the debtor has a certificate of increase of exports issued pursuant to section 3.18 of the FX Regulations.

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

•

Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MLC for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with. If applicable, the Foreign Assets and Liabilities Reporting Regime shall have been complied with.

In December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of their accumulated dividends by December 31, 2021 from January 1, 2022 to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments. On December 15, 2022 by means of Communication “A” 7659, the distribution of dividends by financial entities was temporarily suspended until December 31, 2023. Nevertheless, on March 9, 2023, by means of Communication “A” 7719 the Central Bank revoked the suspension of the distribution of dividends of financial institutions (item 4. of communication “A” 7659), and established that from April 1, 2023 through December 31, 2023, those financial institutions that have been authorizated by the Central Bank may distribute profits in six equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

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

are funds deposited in bank accounts abroad from financial indebtedness abroad and the amount thereof does not exceed the equivalent amount payable as principal and interest within the next 365 calendar days.

The affidavit filed by legal entities or individuals shall expressly indicate the value of their liquid external assets available as of the beginning of the day as well as the amounts allocated to each of the situations described in paragraphs i. through iv., as applicable.

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

Payment of imports of goods by accessing the MLC.

In addition to complying with the filing requirement as set forth in paragraph (i) above, item 10.11 of Communication 7490 sets forth that, for the purposes of accessing the MLC to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Central Bank’s prior approval as from January 1, 2023, unless any of the following situations occurs:

(a)

the entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the MLC as of January 1, 2020, including the payment for which approval is sought, does not exceed in more than $250,000 the amount by which the importer would have access to the exchange market when computing: (i) the amount for which the importer would have access to the MLC when computing imports of goods that are registered in its name in the SEPAIMPO and that were completed between 1 January 2020 and the day before access to the MLC, imports of goods associated with a declaration made through the Integrated Import Monitoring System (Sistema Integral de Monitoreo de Importaciones) (“SIMI”) shall be computed to the extent that any of the conditions set out in sections 10.3.2.7.i) to 10.3.2.7. vii) of th FX Regulations, plus (ii) the amount of payments made through MLC as from 6 July 2020 corresponding to imports of goods entered by particular request or courier which have been shipped as from 1 July 2020 or which, having been shipped prior to that date, had not arrived in the country before that date, plus (iii) the amount of payments made under points (b) to (d) below, not associated with imports covered by points (i) and (ii) of this paragraph, minus (iv) the amount outstanding for payments for imports with pending customs registration made between 1 September 2019 and 31 December 2019;

(b)	filing a declaration with the SIMI that meets the requirements described in the FX Regulations;
(c)

in the case of a “deferred payment” of imports corresponding to goods that have been shipped as of July 1, 2020, or that, having been shipped previously, have not arrived in the country before that date, provided that any of the conditions set out in points 10.3.2.7.i) to 10.3.2.7.vii) of the FX Regulations are met;

(d)

It is a payment associated with a transaction not included in point c) to the extent that it is intended for the cancellation of a commercial debt for imports of goods with an export credit agency or a financial institution abroad or that has a guarantee granted by them

(e)

in the case of “demand payments” of imports of goods or for commercial debt arising from imports of goods that do not have custom registration evidencing entry of the goods in Argentina, provided that, among others: (i) the import consists of an importat of materials or supplies to be used for the production of goods in Argentina; and (ii) the payments made under this section do not exceed, in the current calendar month and for the financial entities as a whole, the amount obtained by considering the average of the total amount of imports of materials or supplies computed by the company in the formula stated in clause (a) above in the last twelve months, minus the amount of imports of goods that do not have custom registration evidencing entry of the goods in Argentina in a situation of delay recorded by the importer.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the relevant online databases of the Central Bank.

In addition, it should be noted that on October 13, 2022 the Central Bank issued Communication “A” 7622, which was subsequently supplemented by Communications “A” 7629, 7638 and 7643, which introduced various amendments regarding access to the FX Market to make payments for imports of goods and services, respectively.

Communication “A” 7622 provides that, as from October 17, 2022, access to the MLC to make payments for imports of goods may be granted to transactions associated with a declaration in the Argentine Import System (“SIRA”) to the extent that: (i) the payment is made once the term in calendar days has expired, counted as from the date of registration of the customs entry of the goods; (ii) the payment is made by means of exchange and/or arbitration against a local account in foreign currency of the customer and the SIRA declaration states that such option would be used; (iii) when it is verified that the transaction is validated in the “Single Current Account for Foreign Trade” computer system implemented by AFIP and the payment falls under any of the situations provided for in section 8 of the aforementioned rule; or (iv) the payment is included by the client within the amount available in each calendar year, up to the equivalent of U.S.$50,000, to make payments of imports of goods in advance, on sight or deferred before the deadline foreseen in the SIRA declaration. The possibility of using this annual limit shall be subject to its validation by the “Single Current Account for Foreign Trade” system.

Entities shall verify the requirements for each type of import payment, including those set forth in point 3.16. of the FX Regulations, with the exception of sections 10.11. and 10.14. and point 2.1. of Communication “A” 7532.

Communication “A” 7622  provides that access to financial entities to cancel obligations arising from letters of credit or guaranteed letters issued or granted on or after October 17, 2022, in the framework of an import transaction for which a SIRA declaration is required, shall be conditional upon the institution having documentation proving, at the time of opening or issuance by the institution, that the conditions detailed in section 4 of the rule were complied with.

Additionally, section 9 of Communication “A” 7622 establishes several situations that will allow access to the MLC prior to the payment term authorised in the SIRA declaration: (i) access with funds originating from a financing of imports of goods granted by a local financial institution from a foreign credit line, provided that the maturity of the financing is equal to or later than the estimated date of arrival of the goods in the country plus the term provided in the SIRA declaration plus 15 calendar days; (ii) access to make a deferred payment to cancel a commercial debt for the import of goods with a foreign financial institution and the maturity date of the debt is equal to or later than the estimated date of arrival of the goods in the country at the time the financing is granted plus the term provided for in the SIRA declaration plus 15 calendar days, or to the payment term authorised in the SIRA declaration; (iii) the importer has a certification of increase of exports of goods for the amount for which it intends to access; (iv) in the case of payments for imports of goods made by: (x) the national public sector, (y) all business organisations, regardless of their corporate form, in which Argentina has a majority shareholding in the capital or in the formation of corporate decisions, and (z) trusts constituted with contributions from the national public sector; (v) access simultaneously with the liquidation of funds in the form of advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial institutions with funding in foreign credit lines, and to the extent that the conditions set forth in sections 9.5.1., 9.5.2. and 9.5.3. of Communication “A” 7622 are met; (vi) it is a payment with pending customs registration for an operation for which the presentation of a declaration in the SIRA or SIMI is not a requirement for the registration of the customs entry of the goods, to the extent that such goods are included in the situations provided for in section 8 of Communication “A” 7622 and the conditions provided for in each case are met; or (vii) it is a payment of goods under the Import Regime for Inputs Destined to Scientific and Technological Research of Law 25.613 that is made before the minimum access date required; to the extent that the customer has the certificate of the Registry of Scientific and Technological Organisms and Entities (ROECyT) issued by the Argentine Ministry of Science, Technology and Innovation.

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

Payments of principal under debts with related counterparties until June 30, 2023

The Central Bank’s prior approval is required to access the MLC to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2023, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.

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

In addition, the following persons will be prevented from selling securities issued by residents to be settled in foreign currency in Argentina or transferring such securities to foreign depositaries or swap securities issued by residents for foreign assets or the acquisition in Argentina with settlement in Pesos of securities issued by nonresidents: (i) any beneficiaries of refinancing under point 1.1.1. of the rules on “Financial services in the context of a health emergency Financial Services within the framework of the sanitary emergency provided by Decree No. 260/2020 Coronavirus (COVID-19),” until their total cancellation; (ii) the beneficiaries of “Credits at Zero Rate,” “Credits at Zero Rate 2021,” “Credits at Zero Rate Culture” or “Credits at Subsidized Rate for Companies,” referred to in points 1.1.2. and 1.1.3. of the rules on “Financial Services within the framework of the sanitary emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19),” until their total cancellation; (iii) the beneficiaries of financing in Pesos within Section 2 of Communication “A” 6937, Sections 2 and 3 of Communication “A” 7006, as supplemented; until their total cancellation; (iv) the beneficiaries of Section 2 of Decree 319/2020 and complementary and regulatory norms, for the duration of the benefit with respect to the update of the value of the installment; and (v) those persons covered by the Joint Resolution of the President of the Senate and the President of the Congress No. 12/2020 of October 1, 2020.

Sale of foreign currency to non-residents

In accordance with Section 3.13 the FX Regulations, prior approval by the Central Bank will be required for access to the MLC by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U.S.$100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation, and (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the Argentine government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented.

Swap, arbitrage and securities transactions

Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i)	an individual transfers funds from their local accounts (which are already held in foreign currency) to its own bank accounts outside of Argentina;
(ii)	transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;
(iii)	transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to U.S.$500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic;

(iv)	arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.13 of the FX Regulations;
(v)	swap and arbitrage transactions by non-residents individual may be made without restrictions to the extent that the fonds be credited in a “Caja de ahorro para turistas” in accordance with the “Despositos de ahorrro, cuenta sueldo y especiales” regulations; and
(vi)	all other swap and arbitrage transactions may be made by customers without the Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other FX Regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

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

Use of export proceeds for the payment of debts denominated in foreign currency

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle for Pesos through the MLC, the proceeds form exports of goods cleared through customs as from September 2, 2019. Notwithstanding the maximum terms for settlement as of obtaining the “shipping fulfillment” (cumplido de embarque) established in section 7 of the FX Regulations, export proceeds must be entered and settled through the MLC within 5 business days following payment thereof.

Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the forgn exchange Market, in accordance with section 2.6, exporters are authorized to avoid the settlement in Pesos to the extent that: (i) the funds are credited in foreign-denominated accounts in the name of the exporter, opened at local banks; (ii) the funds are brought to Argentina within the applicable terms; (iii) the funds are simultaneously applied to the making of payments for which the regulations grant access to the MLC, subject to any applicable caps; (iv) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (v) the mechanism is tax-neutral.

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

FX Regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MLC, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds; and (iv) other foreign financial indebtedness subject to certain requirements as established in sections 7.9 and 7.10 of the FX Regulations. All other uses of export proceeds shall be subject to the prior approval of the Central Bank.

Export proceeds to guarantee new indebtedness

Section 7.9.5 of the FX Regulations allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness that has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the MLC subject to the applicable foreign exchange rules.

In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.

Access to the MLC for the constitution of guarantees

Residents with foreign financial indebtedness under section 9.1 of the FX Regulations or local trusts created to guarantee principal and interest payments of such indebtedness may access the foreign exchange market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, in accordance with Section 7.9.6 of the FX Regulations. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

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

Access to the MLC for the payment of new issuances of debt securities

Access to the MLC for the payment of principal and services of foreign-denominated debt securities publicly registered abroad when the debtor has settled through the foreign exchange Market an amount equivalent to the nominal value of the foreign indebtedness.

The above-mentioned requirement shall be considered complied with for the portion of debt securities publicly registered abroad issued as of January 7, 2021, intended to refinance pre-existing debt by extending its average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have principal maturities schedule within 2 years, for the interest accrued up to the date of the refinancing and, the interest that would accrue during the first two years for the refinanced indebtedness and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts refinanced.

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

Local collections for exports of on-board supplies to foreign flagged means of transport (regimen de ranchos)

Section 8.5.18 establishes that, regarding local collections for exports of on-board (regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

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

The entity which states the precedent shall previously verify compliance with all the other requirements established in Section 3.2.2. of the FX Regulations except for provisions of Section 3.16.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

(c)	In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the MLC has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than U.S.$200,000,000 in the calendar month.

Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

On December 28, 2017, the Central Bank replaced the reporting regimes set forth in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “Foreign Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities and individuals) having foreign debt (both financial and otherwise) that is outstanding or that has been cancelled within a given calendar quarter, are required to report to the Central Bank on a quarterly basis their foreign holdings of shares and other equity participations, non-negotiable and negotiable debt securities, financial derivatives, and real estate. If their balance of foreign assets and liabilities equals or exceeds U.S.$50 million at the end of the calendar year, they must also file an annual presentation. In all cases, such reports qualify as “sworn statements” for foreign exchange purposes.

Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on outflows transactions through the MLC in daily amounts equal to or in excess to the equivalent of U.S.$10,000. Clients shall inform financial entities sufficiently in advance so that they can comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

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

Pursuant to General Resolution No. 895/2021, sales transactions of securities to be settled in foreign currency and in a foreign jurisdiction will be carried out provided that a minimum holding period of two business days is observed to be counted as from the date such securities are credited with the relevant depositary. As regards to sales of securities to be settled in foreign currency and in a local jurisdiction, the minimum holding period will be one business days to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities to be settled in foreign currency.

In addition, transfers of securities acquired from foreign depositaries to be settled in Pesos will be processed subject to a minimum holding period of two business days counted as from the crediting thereof with the depositary, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or CEDEARs (Certificado de Depósito Argentinos) traded on markets regulated by the CNV. Settlement and clearing agents and trading agents must verify compliance with the aforementioned minimum holding period of the securities.

As regards incoming transfers, General Resolution No. 895/2021 establishes that securities transferred by foreign depositaries and credited with the Agente Depositario Central de Valores Negociables may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until 2 business days after such crediting into sub-account(s) in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be 1 business day after such crediting into sub-account(s) in the local custodian.

General Resolution No. 911/2021 of the CNV establishes that in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in foreign currency issued by the Republic of Argentina under local laws by sub-accounts subject to section 6 of the CNV Rules and that are also regarded as qualified investors, at the closing of each calendar week the amount of sales with settlement in foreign currency may not exceed fifty thousand (50,000) nominal with respect to the amount of securities purchased with settlement in such currency, with this limit operating for each sub-account as well as for the aggregate of principal sub-accounts owned or co-owned by the same individual.

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

Accumulated net taxable income				On the amount
More than Ps.	To Ps.	Shall pay Ps.	Plus %	exceeding
Ps.0	Ps.14,301,209.21	Ps.0	25%	Ps.0
Ps.14,301,209.21	Ps.143,012,092.08	Ps.3,575,302.30	30%	Ps.14,301,209. 21
Ps.143,012,092.08	Onwards	Ps.42,188,567.16	35%	Ps.143,012,092.08

The amounts stated in the chart above will be annually updated since January 1, 2023 based on an inflation index.

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, and Uruguay. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

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

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law No. 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that 100% of the tax paid may be considered as a credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid may be considered as a credit against income tax by those entities related to the manufacturing industry that are characterized as “medium - stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.

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

Pursuant to Law No. 27,702, the following taxes which initially expired on December 31, 2022 were extended until December 31, 2027: Income Tax, Personal assets tax and TDC.  Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of the TDC is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

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

However, it is important to point out that later, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed three agreements to suspend the Fiscal Consensus. Recently, Fiscal Consensus 2021 was signed between the Argentine Executive Branch and the representatives of the Provinces, except for the City of Buenos Aires (the “Fiscal Consensus 2021”), in which it was agreed to suspend all the commitments made by the parties by means of the previous Fiscal Consensus signed in 2017, 2018, 2019 and 2020, maintaining only the enforcement of those commitments that have been complied with at the date of signing of the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

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

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1, 2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant to Law No 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed Fiscal Consensus 2019 and Fiscal Consensus 2020 to suspend the Fiscal Consensus 2017 and the Fiscal Consensus 2018. Recently, Fiscal Consensus 2021 was signed between Argentine Executive Branch and the representatives of the Provinces, except for the City of Buenos Aires, in which it was agreed to suspend all the commitments made the parties by means of the previous Fiscal Consensus 2017, 2018, 2019 and 2020, maintaining only the enforcement of those commitments that have been complied with at the date of  signing of the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. However, it is noted that the Fiscal Consensus 2021 was signed between the Argentine Executive Branch and the representatives of the Provinces, except for the City of Buenos Aires, by means of which the parties assumed the commitment to legislate during 2022 a tax applicable on any increase in wealth obtained as a result of any free transmission or act of such nature, which includes assets located in their territory and/or acts that benefit individuals or legal entities domiciled in such jurisdictions. Increasing marginal rates would be applicable as the amount transferred increases in order to grant progressiveness to the tax, reaching all transmissions that imply a patrimonial enrichment for free, including, but not limited to, inheritances, donations, legacies and inheritance advances. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2022, any gratuitous transfer of property lower than or equal to Ps.468,060 is exempt. This amount is increased to Ps.1,948,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

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

United States Federal Income Tax Considerations

This discussion describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class B shares and ADSs (and to the extent provided under “Information Reporting and Backup Withholding” and “FATCA” below, investors other than U.S. holders). This discussion does not contain a detailed description of all potential U.S. federal income tax consequences and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, this discussion does not apply to certain classes of holders, such as persons that own or are deemed to own 10% or more of the voting power or 10% or more of the total value of all classes of our stock, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders that elect mark-to-market accounting for securities holdings, banks or other financial institutions, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes (or a partner therein), persons who are liable for the alternative minimum tax, persons who acquired the Class B shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding the Class B shares or ADSs in connection with a trade or business conducted outside of the United States, persons holding the Class B shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons required to accelerate the recognition of any item of gross income with respect to the Class B shares or ADSs as a result of such income being recognized on an applicable financial statement, or U.S. holders that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. This discussion assumes that the Class B shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

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

Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions paid with respect to the Class B shares or ADSs (including the amount of any Argentine taxes withheld), other than certain pro rata distributions of Class B shares or ADSs, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Any dividends you receive (including any withheld taxes) will be includable in your income on the date of your receipt of the dividend, or in the case of ADSs, the Depositary’s receipt of the dividend.  Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends paid in Pesos or other non-U.S. currency will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a U.S. holder’s receipt of the dividend, or in the case of ADSs, the Depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on that date. A U.S. holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such currency, which will be treated as U.S.-source ordinary income or loss.

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

Dividends received by U.S. holders will generally constitute foreign-source income and “passive category” income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any Argentine tax withheld from dividends on the Class B shares or ADSs may be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Further, amounts withheld on account of the Argentine personal assets tax (as discussed in “—Material Argentine Tax Considerations”) will not be a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Argentine tax withheld from dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules with respect to foreign tax credits and deductions for foreign taxes are complex and U.S. holders are urged to consult their independent tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under their particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or at held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, cetain royalties and rent and gains from financial investments (other than certain income derived in the active conduct of a banking business as discussed below). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Our determination with respect to our PFIC status is based in part upon certain proposed U.S. Treasury regulations which are subject to change in the future. Those regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class B shares or ADSs, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Class B shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if you own Class B shares or ADSs and we cease to be a PFIC, you may be able to avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class B shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class B shares or ADSs at the end of the year over your adjusted tax basis in the Class B shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class B shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class B shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class B shares or ADSs in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter will be capital loss.

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

Sale or Other Disposition

Upon a sale or other disposition of the Class B shares or ADSs, U.S. holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s tax basis, determined in U.S. dollars, in the Class B shares or ADSs. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Class B shares or ADSs were held for more than one year. A U.S. holder’s ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by a non-corporate U.S. holder may be taxable at a preferential rate. Any gain or loss will generally be U.S.–source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be eligible for a foreign tax credit for any Argentine tax imposed upon the sale or other disposition of the Class B shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Argentine tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is derived from foreign sources). In such case, however, the non-creditable Argentine tax may reduce the amount realized on the sale or other disposition of the Class B shares or ADSs. U.S. holders should consult their own tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit under their particular circumstances.

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

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, the Class B shares or ADSs that are paid within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting unless a U.S. holder is treated as an exempt recipient. Such payments may also be subject to backup withholding unless a U.S. holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

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

All VaR models, while forward looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaR models is therefore continuously monitored. As calculated, for the trading book VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a ten-day time horizon at a one tailed 99% confidence interval. We assume a ten-day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison. Additional information on our risk management is set forth in Note 26 to our audited consolidated financial statements.

The following table shows the Basel Standardized Approach for market risk capital requirement for our combined trading portfolios in 2022, 2022 and 2020 (in thousands of Pesos):

	2022	2021	2020
Minimum	980,013	1,162,204	518,458
Maximum	1,693,961	2,761,858	1,696,813
Average	1,234,902	2,054,940	1,059,877
As of December 31,	1,693,961	1,880,064	1,622,322

In order to take advantage of good trading opportunities, we have sometimes increased risk; however, during periods of uncertainty, we have also reduced it.

Interest Rate Risk

Central Bank Communication “A” 6534 amended the way in which the Central Bank evaluates capital needs related to interest rate risk exposure, by the way adapting its methodology to international best practices. Even though Interest Rate Risk is not part of Tier I capital requirements in a direct way, this could be the case whenever the bank reaches the status of “outlier bank.” The “outlier bank” test compares the bank’s ρEVE with 15% of its Tier 1 capital, under a set of prescribed interest rate shock scenarios. Tier I capital requirements will increase by the excess of the bank’s ρEVE over 15% of its Tier 1 capital. Therefore, the Superintendency of Financial Institutions continues to review such risk and determines if there is a need for additional regulatory capital in case a predetermined threshold is surpassed or it finds clear evidence of an inappropriate management of this type of risk. Additionally, the Central Bank establishes the need to measure interest rate risk considering two dimensions: a) the impact of interest rate fluctuations over the underlying value of a bank’s assets, liabilities and off-balance sheet items and hence its economic value and b) the impact over the net interest income. In order to tackle the first dimension, the Central Bank established a Standardized Framework considering the impact of six different shock scenarios over the bank’s ρEVE. To assess the impact over the net interest income, the bank has to make use of its internal measurement systems. See “Item 4.B. Business Overview—Liquidity and Solvency Requirements.”

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

The Bank and IUDÚ (until the merge of IUDÚ into the Bank becomes effective), employ a prudent interest rate risk strategy allowing them to uphold their commitments and maintain desired levels of revenue and capital, both in normal and adverse market conditions.

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

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-VaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. In the case of IUDÚ, capital needs were calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of IUDÚ (Group “C” banks). The following chart shows the Bank’s interest rate risk figures under the Standardized Framework described above for 2022, 2021 and 2020 (in thousands of Pesos):

	2022	2021	2020
Minimum	936,680	1,285,639	539,031
Maximum	3,258,100	2,217,192	2,789,403
Average	1,983,850	1,692,651	1,467,783
As of December 31,	3,223,744	1,757,175	2,789,403

The Bank and IUDÚ’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities. The following tables show the Bank and IUDÚ’s consolidated exposure to a positive interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2022
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	269,442,778	8,164,601	13,123,305	290,730,684
Loans to the non-financial public sector(2)	257,541	—	—	257,541
Loans to the private and financial sector(2)	163,378,627	32,884,848	7,770,547	204,034,022
Receivables from financial leases	3,000,988	6,165,389	239,702	9,406,079
Other assets	56,100,138	—	81,221,266	137,321,404
Total interest-earning assets	492,180,072	47,214,838	102,354,820	641,749,730
Interest-bearing liabilities
Savings	152,839,797	—	143,672,233	296,512,030
Time deposits	184,604,558	905	112	184,605,575
Non subordinated notes	—	—	—	—
Liabilities with financial institutions	585,615	1,484,056	72,735	2,142,406
Other liabilities	37,226,748	—	20,252,024	57,478,772
Total interest-bearing liabilities	375,256,718	1,484,961	163,997,104	540,738,783
Asset/liability gap	116,923,354	45,729,877	(61,642,284)	101,010,947
Cumulative asset/liability gap	116,923,354	162,653,231	101,010,947
Cumulative sensitivity gap as a percentage of total interest-earning assets	23.8%	344.5%	98.7%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2022
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	19	-	1	20
Loans to the non-financial public sector(2)	-	-	-	—
Loans to the private and financial sector(2)	59	27	1	87
Receivables from financial leases	3	2	-	5
Other assets	68	-	174	242
Total interest-earning assets	149	29	176	354
Interest-bearing liabilities in foreign currency				-
Savings	194	-	66	260
Time deposits	57	-	-	57
Subordinated notes	-	-	-	—
Liabilities with financial institutions	29	-	-	29
Other Liabilities	28	2	1	31
Total interest-bearing liabilities	308	2	67	377
Asset/liability gap	(159)	27	109	(23)
Cumulative asset/liability gap	(158)	(131)	(22)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(105)%	(460)%	(13)%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2022, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.7,952,892 thousand, and this position generated a market risk capital requirement of Ps.623,259 thousand as of such date.

Liquidity Risk

Policies regarding liquidity risk are applied at the level of our subsidiaries. Our liquidity risk arises mainly from the operations of the Bank and IUDÚ (until the merge of IUDÚ into the Bank becomes effective). Our other subsidiaries are also subject to liquidity risk, which is not significant.

The Bank defines liquidity risk as the risk of having to pay additional financial costs due to an unexpected need for liquidity. This risk arises out of the differences in amounts and maturity of the assets and liabilities held by the Bank. There are two types of Liquidity Risk:

●	Funding Liquidity Risk, which results from the inability to obtain funds at market price that are needed to ensure liquidity, mainly due to the market’s perception of the Bank.
●	Market Liquidity Risk, which occurs when the Bank cannot trade its position in one or several assets at market price, which is caused by two factors:
o	the assets are not sufficiently liquid and cannot be traded in the secondary market; and
o	changes in the market where the assets are traded.

To manage liquidity risk, the Bank focuses on its sources of liquidity. The Bank relies on certain financial products that can provide a quick source of liquidity in extreme situations of illiquidity. To this effect, the Bank relies on the control of two core metrics, the LCR and the NSFR. The first one, with a shorter-term perspective, is aimed at assessing the availability of enough liquid assets to meet the withdrawal of deposits and other liabilities in a 30-day stress scenario. Meanwhile, the NSFR aims to promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.

The Bank relies on a set of indicators that allow it to detect and take steps to prevent potential liquidity risks. The Bank’s set of indicators and risk limits are established by the Risk Management team and approved by the Board of Directors. These indicators are constantly monitored by the Risk Management Committee.

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

Operational Risk Measuring Models

The risk management process is based on complying with several stages designed to evaluate the Bank’s vulnerability to operational risk events, minimizing operational risk. This method allows the Bank to achieve a better understanding of its operational risk profile and adopt the necessary measures to address any vulnerability. The stages are divided into:

●	Identification of operational risk by implementing a Risk Control Self-Assessment model, which applies to each one of the Bank’s processes and IT assets.
●	Measurement and evaluation of operational risk by establishing risk levels, evaluating the effectiveness of control mechanisms and determining residual risk for each of the Bank’s processes and IT assets.
●	Mitigation, resulting from the application of plans of action and strategies designed to maintain risks within the levels established by the Board of Directors.
●	Monitoring to quickly detect and address deficiencies in the policies, processes and procedures for managing operational risk, and to ensure constant improvement.
●	Documenting the incidents and losses related to operational risk by establishing a database that allows for a comparison of the frequency and impact of operational risk events with the risk control self-assessment model.
●	The Bank and other subsidiaries of Grupo Supervielle, have Operational Risk Committees that are in charge of the enforcement of the operational risk policies and monitors the operational risks and operational risk events affecting the different companies. In addition, the Operational Risk Committee issues reports to the high management, Risk Management Committee and Board of Directors.

The Bank and IUDÚ evaluate internally their minimum capital requirements regarding operational risk through two different models:

●	Banco Supervielle: has adopted a model that calculates (i) expected and unexpected losses, (ii) VaR (at a 99.9% confidence interval) minus accounting prevision for operational risk and (iii) the minimum capital required to cover expected and unexpected losses. The holding period used is one year.
●	IUDÚ: capital needs are calculated directly through the application of the Standardized Framework, adopting local regulations applicable to entities of the size of IUDÚ.

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. The depositary for our ADSs is The Bank of New York Mellon (the “Depositary”). In 2022, the Depositary reimbursed expenses for an amount of U.S.$74,714. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)	Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.
3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2022.

(c)Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report to our consolidated financial statements.

See the Report of the Independent Registered Public Accounting Firm included in this annual report for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d)Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2022.

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

Item 16.B   Code of Ethics

We have adopted a code of ethics that is applicable to all our employees, which is posted on our website at: https://s26.q4cdn.com/426641508/files/doc_downloads/corporate_governance/Code-of-ethics.pdf. The update of our code of ethics introduced, among others, guidelines for the use of social media and the responsibility and obligation of employees to report corrupt practices. In this update the Compliance Department was appointed as responsible for the operational management and dissemination of the code (instead of the Human Resources Department). In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2022.

During 2022, we have also adopted the following policies: (i) regulatory compliance and line of defense, (ii) sustainability, (iii) information security, and (iv) an update on the environmental and social risk. These policies are posted on our website at www.gruposupervielle.com/English/Corporate-Governance/Corporate-Governance-policies/default.aspx.

Information contained or accessible through our website is not incorporated by reference in and should not be considered part of this annual report.

Item 16.C   Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by the independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2022 and 2021.

	2022	2021

	(in thousands of Pesos)
Audit Fees	289,399	310,094
Audit Related Fees	9,599	2,892
Tax Fees	2,326	2,740
All Other Fees	19,938	13,614
Total	321,262	329,340

Audit fees are fees for professional services performed by Price Waterhouse & Co. S.R.L for the audit and limited review of. Grupo Supervielle’s consolidated annual financial statements both under IFRS and Central Bank rules and quarterly financial statements under Central Bank requirements and services that are normally provided in connection with statutory and regulatory filings.

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

The General Annual Stockholders Meeting designates the external auditor.

Audit Committee Pre-Approval Policy And Procedures

Following SEC requirements regarding auditor independence, the Audit Committee pre-approves auditor services before the commencement of the service. The Audit Committee evaluates the nature and scope of the work to be performed and the fees for such work prior to the engagement.

The SEC rules establish two different approaches for pre-approval of external auditor services. On the one hand, the proposed services may be previously approved by the Audit Committee, without analyzing each service individually (“general prior approval” or “policy-based pre-approval”). On the other hand, the proposed services may be subject to approval by the Audit Committee on a case-by-case basis by the Audit Committee or by its member to whom the pre-approval was delegated (“specific pre-approval” or “separate pre-approval”).

Separate pre-approval

The Audit Committee has delegated to its chairperson the authority to grant pre-approvals to auditor services. The decision of the chairperson to pre-approve a service is presented to the Audit Committee at the following scheduled meeting.

Policy based pre-approval

The Audit Committee has established a policy to define those services to be provided by the external auditor that will be considered automatically pre-approved, so they do not need to be specifically approved by the Audit Committee.

The following services are excluded from the policy: (1) audit services or quarterly reviews of financial statements; (2) services not permitted to the external auditor; and (3) consulting services which, if applicable, may have a specific pre-approval. The external auditor’s fees for non-audit and non-tax related services may not exceed 15% of the total auditor’s fees.

With respect to the services provided by the independent auditor, the following three basic principles must be followed in all cases, which if violated would affect the independence of the auditor: (i) the auditor cannot assume managerial roles; (ii) the auditor cannot audit nor review his or her own work, and (iii) the auditor cannot act on behalf of the Group.

The services included are:

Services related to the audit

This category includes the services that: (i) only the independent auditor of the Group can perform (except those indicated above in 1), and (ii) according to customary practices and based on their nature, are reasonably expected to be provided by the external auditor, which includes assurance services, such as certifications and reports requested by regulators from the external auditor.

The fees for these services may not exceed U.S.$10,000 individually, nor U.S.$50,000 accumulated per fiscal year.

Tax services

This category includes permitted tax services, such as: (i) those related to the preparation and review of tax affidavits, and (ii) assistance in relation to requirements and inspections of the tax authorities, and assistance in lawsuits before the Tax Court (or similar) and before the judiciary, but excluding defense tasks in court and litigation, among others.

The fees for these services may not exceed U.S.$5,000 individually, nor U.S.$25,000 cumulatively per fiscal year.

For the purposes of its calculation, those services that are invoiced or agreed in Pesos must be converted into U.S. dollars using the exchange rate applicable for the conversion of financial statements corresponding to the day before the service is required.

Those services exceeding the individual limits require specific (separate) pre-approval.

When the annual limit is exceeded, the services provided until that moment will be considered pre-approved. From the moment the annual limit is exceeded, the services will require specific pre-approval from the Committee, even if they do not exceed the individual limit.

Grupo Supervielle’s CFO, or the person to whom the CFO delegates, is responsible for carrying out an adequate control of the services provided, keeping a record of the accumulated amount of the fees for the services, in accordance with this policy, and for properly submitting all those services that must be pre-approved by the Audit Committee. The request for approval must be accompanied by the auditor’s engagement proposal describing the services to be provided and the estimated fees. In the case of services not related to auditing or taxes, the department that requires such services must substantiate the reasons for which the auditor should provide such services and must obtain the auditor’s engagement proposal describing the service, the estimated fees and, if necessary, the safeguards and precautions to be taken by the auditor in order to preserve its independence.

All the services that the external auditor provides without the need for specific pre-approval based on the content of the policy, must be reported by the CFO (or whoever he delegates) at the same time that would have corresponded if they previously approved.

Item 16.D   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 20, 2022, the Group established the Program for the repurchase of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the then-current national and international macroeconomic context and in view of the high volatility of the capital markets and taking into account the significant deterioration in the value of Grupo Supervielle’s shares associated with the increase of the Argentine risk. In this regard, Grupo Supervielle believes that it is convenient to implement the Program as a viable and efficient alternative to apply Grupo Supervielle’s excess cash position to the benefit of Grupo Supervielle and its shareholders. In addition, Grupo Supervielle may purchase up to 10% of its capital stock pursuant to Law No. 26,831, complying with the requirements and procedures set forth therein. If a purchase is made pursuant to Law No. 26,831, Grupo Supervielle must resell the repurchased shares within three years and its shareholders will have preemptive rights to purchase the shares, except in the case of an employee compensation program or plan, or in the case that the shares are distributed among all shareholders on a pro rata basis or with respect to the sale of an amount of shares that in any 12-month period does not exceed 1% of the Grupo Supervielle’s capital stock. In these cases, the three-year term may be extended with the prior approval of a shareholders’ meeting.

The Board of Directors approved the establishment of the following terms and conditions for the acquisition of its own shares under the Program: (i) maximum amount of the investment: up to Ps.2,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the capital stock of Grupo Supervielle, as established by the applicable Argentine laws and regulations; (iii) payable price: up to Ps.138.00 per Class B share and U.S.$2.20 per ADS on the New York Stock Exchange, and (iv) term for the acquisition: 250 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means.

On September 13, 2022, the Board of Directors of Grupo Supervielle decided to increase the payable price related to the acquisitions under the Program to Ps.155.00 per Class B share and U.S.$2.70 per ADS on the New York Stock Exchange. On December 27, 2022, the Board of Directors of Grupo Supervielle decided to further increase the payable price related to the acquisition of Grupo Supervielle’s Class B shares under the Program to Ps.200.00 per Class B share. In accordance with the above, as of the date of this annual report, we acquired 11,093,572 Class B Shares and 591,384 ADSs, reaching an execution of 86.3% of the Program and repurchasing 3.076% of the outstanding capital stock.

	Class B Shares			ADSs
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of the program	Total number of ADSs purchased	Average price paid per share	Total number of ADSs purchased as part of the program	Maximum number of shares/Pesos that may yet be purchased under the program
							in Shares	in Ps. million
July 1, 2022 – July 31, 2022	—	-	-	—	—	—	45,672,232	2,000
August 1, 2022 – August 31, 2022	1,137,018	102.456	1,137,018	141,416	1.925	141,416	43,828,134	1,797
September 1, 2022 –September 30, 2022	2,128,463	112.771	3,265,481	56,528	1.783	197,944	41,417,031	1,532
October 1, 2022 – October 31, 2022	1,041,403	114.185	4,306,884	393,440	1.849	591,384	38,408,428	1,188
November 1, 2022 – November 30, 2022	2,988,175	114.902	7,295,059	—	—	—	35,420,253	845
December 1, 2022 – December 31, 2022	2,058,632	133.670	9,353,691	—	—	—	33,361,621	570
January 1, 2023 – January 31, 2023	1,480,381	166.116	10,834,072	—	—	—	31,881,240	324
February 1, 2023 – February 10, 2023	259,500	188.422	11,093,572	—	—	—	31,621,740	275
Total	11,093,572	125.187		591,384	1.861		31,621,740	275

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

a)issues an opinion on the proposals made by the Board of Directors to the shareholders regarding the appointment of external auditors;
b)analyses the services rendered by the external auditors and their fees, ensures their independence, reviews their planning and evaluates their performance, issuing an opinion on this matter when the Group files its annual financial statements;
c)maintains an understanding of the internal audit policies to ensure that they are complete and up-to-date, and approves such policies, submitting them to the Board of Directors for their consideration and approval;
d)ensures and evaluates the performance of the Internal Audit function, establishing its human and budgetary resources, approves the Annual Internal Audit Plan and additional ad-hoc audits, and oversees compliance with the Audit Plan, issuing an opinion on the planning and performance of Internal Audit when the annual financial statements of the Company are filed;
e)ensures that the recommendations contained in audit reports are followed;
f)oversees the sufficiency, adequacy and effectiveness of the internal control systems, to ensure the reliability, reasonableness, adequacy and transparency of the financial statements and the financial and accounting information of Grupo Supervielle;
g)oversees the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses;
h)evaluates the quality of internal processes with the aim of overseeing the quality control of customer service, the risk control and the efficiency control in the operation of Grupo Supervielle;
i)takes knowledge of Grupo Supervielle’s financial, reputational, legal and operational risks and oversees compliance with policies designed to mitigate them and with information policies on risk management;
j)assists the Board of Directors in the supervision of the financial statements, analyzing Grupo Supervielle’s financial statements and the consolidated financial statements with its controlled and associate companies prior to their presentation to the Board of Directors and with the necessary depth to assess their reasonableness, reliability and clarity;
k)supervises the reliability of the financial information and the information on significant events that are presented to the markets and control agencies;
l)assists the Board of Directors in supervising compliance with the established policies, processes, procedures and rules established by Grupo Supervielle and its controlled and associate companies;

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

m)takes knowledge of compliance with the applicable regulations in matters related to conduct in the securities markets, data protection, as well as that the requirements of the competent bodies on these matters are addressed in a timely and appropriate manner;
n)ensures that the Code of Ethics and Internal Codes of Conduct comply with current rules and regulations;
o)verifies the fulfillment of any applicable rules of conduct;
p)takes notice of complaints regarding accounting, internal control over financial reporting and auditing matters, received through the applicable procedures;
q)provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;
r)issues grounded opinions on related-party transactions under certain circumstances and files such opinions with regulatory agencies as required by the CNV;
s)issues an opinion on the reasonableness of fees and stock option plans for our Directors and managers proposed by the Board of Directors;
t)issues a report before any decision of the Board of Directors to buyback shares of the Company;
u)issues an opinion on the fulfillment of legal requirements and on the reasonableness of the terms of the issuance of shares or other securities that are convertible into shares, in cases of capital increase in which preemptive rights are excluded or limited;
v)at least once a year and upon the filing of the Company´s annual financial statements, issues a report to the Board and shareholders addressing the work done to perform its duties, and the results of its work;
w)prepares an action plan for each fiscal year, which must be presented to the Board of Directors and the Supervisory Committee within sixty calendar days of the beginning of the fiscal year; and
x)performs all other duties stated in its charter, our bylaws, laws and regulations;

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects, including director’s standards and responsibilities

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

Item 16.HMine Safety Disclosure

Not applicable.

Item 17.Financial Statements

Not applicable.

Item 18.Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.Exhibit Index

Exhibit Number	Description
1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on April 29, 2022).

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
Name: Mariano Biglia
Title: Chief Financial Officer

Date: April 26, 2023

Consolidated Financial Statements

As of December 31, 2022, 2021 and

for the years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Supervielle S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flow for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Fair value of financial instruments that do not have an active market

As described in Notes 2.a and 6.1 to the consolidated financial statements, the fair value of financial instruments not listed in active markets is determined based on valuation techniques. The balance of this type of instruments as of December 31, 2022 is  Ps.202,597,695 thousand. Included in this balance are Ps.202,364,095 thousand of financial assets which are classified as Level 2. These financial instruments are priced using internal methods and assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value the financial instruments included implicit rates in the last available tender for similar securities and spot rate curves. These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

The principal considerations for our determination that performing procedures relating to fair value of financial instruments that do not have an active market is a critical audit matter are the significant judgment made by management to determine the fair value of these financial instruments due to the use of an internally-developed model, which included significant assumptions related to the implicit rates in the last available tender for similar securities and spot rate curves; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge.

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

Estimation of the allowance for loan losses of financial assets measured at amortized cost and fair value through OCI

As described in Notes 1.11.2, 1.11.6, 2.b and 25 to the consolidated financial statements, the Company’s allowance for loan losses was Ps.12,222,052 thousand as of December 31, 2022. The Company assesses impairment under the expected credit losses method described in International Financial Reporting Standard N°9 “Financial Instruments” (“IFRS 9”). Management’s models used to determine the expected credit loss include the use of significant judgement, considering factors such as the definition of what is considered to be a significant increase in credit risk and the development of assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, interest rate, loans growth, quantity of private sector employment and private sector wage.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses of financial assets measured at amortized cost and fair value through OCI is a critical audit matter are: (i) that is an area highly subjective that involves a significant amount of judgment and effort in developing the valuation models for determining the allowance for loan losses, (ii) the significant judgments and estimations made by management in both the forecast of macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, interest rate, loans growth, quantity of private sector employment  and private sector wage and in the definition of what is considered to be a significant increase in credit risk, both of which significantly affect its estimate of expected credit losses at the balance sheet date, (iii) the audit of these figures involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others, (i) evaluating models used by management, the reasonableness of assumptions of forecasts of macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, interest rate, loans growth, quantity of private sector employment and private sector wage, the methodology used for the generation of the macroeconomic scenarios (ii) evaluating the definition of what is considered to be a significant increase in credit risk (iii) testing the mathematical accuracy of the impairment calculation for the credit balances (iv) testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in evaluating and testing the appropriateness of the models used by management and the reasonableness of the definition of what is considered to be a significant increase in credit risk, the assumptions and estimates made by Management to incorporate relevant information about past events, current conditions and forecasts of economic conditions.

/s/ PRICE WATERHOUSE & Co. S.R.L. /s/ SANTIAGO JOSÉ MIGNONE (Partner)

Santiago José Mignone

Buenos Aires, Argentina

April 26, 2023.

We have served as the Company’s auditor since 2008.

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(Expressed in thousands of pesos)

	12/31/2022	12/31/2021
ASSETS
Cash and due from banks (Note 1.6 and 5)	48,399,468	63,452,161
Cash	19,122,146	24,523,137
Financial institutions and correspondents
Argentine Central Bank	27,184,409	35,324,768
Other local financial institutions	2,064,305	2,353,797
Others	28,608	1,250,459
Debt Securities at fair value through profit or loss (Note 1.6, 1.8, 5, 6 and 15.1)	22,384,677	38,486,623
Derivatives (Note 1.9, 5, 6, 15.2 and 9)	295,555	432,164
Reverse Repo transactions (Note 5 and 8)	21,581,438	83,468,057
Other financial assets (Note 1.6, 5, 6 and 15.3)	8,107,119	27,120,979
Loans and other financing (Note 5 and 25)	235,591,198	302,853,393
To the non-financial public sector	277,702	44,292
To the financial sector	644,533	149,663
To the Non-Financial Private Sector and Foreign residents	234,668,963	302,659,438
Other debt securities (Note 5, 6 and 15.4)	269,735,051	153,750,726
Financial assets pledged as collateral (Note 5, 6 and 15.5)	14,468,665	16,635,209
Current income tax assets	976,073	1,714,745
Inventories (Note 15.6)	67,090	266,428
Investments in equity instruments (Note 5 and 6)	502,560	514,799
Property, plant and equipment (Note 12)	18,373,792	21,495,256
Investment Property (Note 13)	16,903,052	16,943,351
Intangible assets (Note 14)	22,275,852	22,249,482
Deferred income tax assets (Note 4.1)	12,196,868	6,301,474
Other non-financial assets (Note 15.7)	5,008,839	4,793,662
TOTAL ASSETS	696,867,297	760,478,509

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(Expressed in thousands of pesos)

	12/31/2022	12/31/2021
LIABILITIES
Deposits (Note 5 and 15.8)	547,516,935	561,896,707
Non-financial public sector	27,843,116	22,352,551
Financial sector	101,430	76,162
Non-financial private sector and foreign residents	519,572,389	539,467,994
Liabilities at fair value through profit or loss (Note 5 and 15.9)	2,139,170	3,999,525
Other financial liabilities (Note 5 and 15.10)	18,105,482	46,322,290
Financing received from the Argentine Central Bank and other financial institutions (Note 1.6, 5 and 15.11)	5,529,676	12,179,537
Unsubordinated debt securities (Note 1.6, 5 and 23)	561,409	2,063,327
Provisions (Note 16 and 15.12)	1,691,656	1,779,769
Deferred income tax liabilities (Note 4.1)	181,543	120,258
Other non-financial liabilities (Note 15.13)	28,795,393	31,700,398
TOTAL LIABILITIES	604,521,264	660,061,811
SHAREHOLDERS' EQUITY
Capital stock	444,411	456,722
Paid in capital	84,849,949	84,849,949
Inflation Adjustment of capital stock	8,794,280	9,614,506
Treasury shares	12,311	—
Inflation adjustment of treasury shares	820,226	—
Cost of Treasury shares	(1,383,270)	—
Reserves	6,200,416	9,029,804
Retained earnings	(5,122,316)	(4,075,101)
Other comprehensive income	2,685,921	3,839,887
Net loss for the year	(5,028,955)	(3,378,763)
Shareholders' Equity attributable to owners of the parent company	92,272,973	100,337,004
Shareholders' Equity attributable to non-controlling interests	73,060	79,694
TOTAL SHAREHOLDERS' EQUITY	92,346,033	100,416,698

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of pesos)

	12/31/2022	12/31/2021	12/31/2020
Interest income (Note 15.14)	251,873,826	201,478,253	190,233,183
Interest expenses (Note 15.15)	(165,506,341)	(117,848,917)	(84,027,323)
Net interest income	86,367,485	83,629,336	106,205,860
Net income from financial instruments (NIFFI) at fair value through profit or loss (Note 15.16)	18,246,719	17,316,082	9,748,608
Result from derecognition of assets measured at amortized cost	491,837	495,139	1,931,793
Exchange rate differences on gold and foreign currency	2,742,959	1,933,094	3,130,019
Net Income From Financial instruments And Exchange Rate Differences	21,481,515	19,744,315	14,810,420
Net Financial Income	107,849,000	103,373,651	121,016,280
Services Fee Income (Note 15.17)	30,339,068	32,462,798	33,794,603
Services Fee Expense (Note 15.18)	(10,723,155)	(9,896,431)	(10,432,762)
Income from insurance activities (Note 15.19)	4,526,372	4,424,232	4,914,478
Net Service Fee Income	24,142,285	26,990,599	28,276,319
Subtotal	131,991,285	130,364,250	149,292,599
Results from exposure to changes in the purchasing power of money	(17,749,063)	(15,208,972)	(12,614,594)
Other operating income (Note 15.20)	10,491,417	10,473,784	11,112,493
Impairment losses on financial assets	(14,171,016)	(17,394,877)	(25,330,344)
Net operating income	110,562,623	108,234,185	122,460,154
Personnel expenses (Note 15.21)	53,892,546	49,850,151	53,444,350
Administration expenses (Note 15.22)	28,562,821	29,911,621	30,339,034
Depreciation and impairment of non-financial assets (Note 15.23)	10,098,597	8,230,289	7,077,240
Other operating expenses (Note 15.24)	26,629,090	23,079,185	19,331,429
(Loss) / Income before taxes	(8,620,431)	(2,837,061)	12,268,101
Income tax (Note 4)	3,586,014	(545,241)	(1,974,983)
Net (Loss) / income for the year	(5,034,417)	(3,382,302)	10,293,118
Net (Loss) / income for the year attributable to owners of the parent company	(5,028,955)	(3,378,763)	10,290,495
Net (Loss) / income for the year attributable to non-controlling interests	(5,462)	(3,539)	2,623
NUMERATOR
Net (Loss) / income for the year attributable to owners of the parent company	(5,028,955)	(3,378,763)	10,290,495
PLUS: Diluting events inherent to potential ordinary shares	—	—	—
Net income attributable to owners of the parent company adjusted by dilution	(5,028,955)	(3,378,763)	10,290,495

DENOMINATOR

Weighted average of ordinary shares	454,274	456,722	456,722
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	454,274	456,722	456,722

Basic Income per share	(11.07)	(7.40)	22.53
Diluted Income per share	(11.07)	(7.40)	22.53

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of pesos)

	12/31/2022	12/31/2021	12/31/2020
Net (loss)/income for the year	(5,034,417)	(3,382,302)	10,293,118
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	(838,547)	204,632	2,406,430
Income tax	293,491	(419,844)	(702,692)
Net revaluation surplus of property, plant and equipment	(545,056)	(215,212)	1,703,738
(loss) / income from equity instruments at fair value through other comprehensive income	(47,005)	7,694	—
Income tax	16,452	1,196	—
Net (loss) / income from equity instruments at fair value through other comprehensive income	(30,553)	8,890	—
Total Other Comprehensive Income not to be reclassified to profit or loss	(575,609)	(206,322)	1,703,738
Components of Other Comprehensive Income to be reclassified to profit or loss
Loss from financial instruments at fair value through other comprehensive income	(1,015,616)	234,336	959,101
Income tax	368,996	(133,462)	(299,791)
Net loss from financial instruments at fair value through other comprehensive income	(646,620)	100,874	659,310
Foreign currency translation adjustment	61,052	789	—
Foreign currency translation adjustment for the fiscal year	61,052	789	—
Other Comprehensive Loss to be reclassified to profit or loss	(585,568)	101,663	659,310
Other Comprehensive (loss) / income	(1,161,177)	(104,659)	2,363,048
Other comprehensive (loss) / income attributable to parent company	(1,159,949)	(104,525)	2,360,761
Other comprehensive (loss) / income attributable to non-controlling interest	(1,228)	(134)	2,287
Comprehensive (loss) / income	(6,195,594)	(3,486,961)	12,656,166
Comprehensive (loss) / income for the year attributable to owners of the parent company	(6,188,904)	(3,483,288)	12,651,256
Comprehensive (loss) / income for the year attributable to non-controlling interest	(6,690)	(3,673)	4,910

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended on December 31, 2022, 2021 and 2020

(Expressed in thousands of pesos)

													Total
												Total	Shareholders´
											Other	Shareholders´ equity	equity attributable	Total
	Capital	Inflaion adjustment	Paid in	Treasury	Inflation	Cost of	Inflation adjustment	Legal	Other	Retained	comprehensive	attributable to parent	to non-controlling	shareholders´
Items	stock	of capital Stock	capital	shares	adjustment of treasury shares	of treasury shares	of cost of treasury shares	reserve	reserves	earnings	income	company	interest	equity
Balance at December 31, 2019	456,722	9,614,506	97,838,441	—	—	—	—	562,471	41,310,811	(57,636,427)	1,583,651	93,730,175	78,457	93,808,632
Absorption of negative retained earnings (*)	—	—	(12,988,492)	—	—	—	—	(562,471)	(56,796,205)	70,347,168	—	—	—	—
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
- Other reserves	—	—	—	—	—	—	—	—	17,043,911	(17,043,911)	—	—	—	—
- Dividend distribution	—	—	—	—	—	—	—	—	(1,558,517)	—	—	(1,558,517)	—	(1,558,517)
Net income for the year	—	—	—	—	—	—	—	—	—	10,290,495	—	10,290,495	2,623	10,293,118
Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	2,360,761	2,360,761	2,287	2,363,048
Balance at December 31, 2020	456,722	9,614,506	84,849,949	—	—	—	—	—	—	5,957,325	3,944,412	104,822,914	83,367	104,906,281
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
- Other reserves	—	—	—	—	—	—	—	1,035,976	7,993,828	(9,029,804)	—	—	—	—
- Dividend distribution	—	—	—	—	—	—	—	—	—	(1,002,622)	—	(1,002,622)	—	(1,002,622)
Net loss for the year	—	—	—	—	—	—	—	—	—	(3,378,763)	—	(3,378,763)	(3,539)	(3,382,302)
Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(104,525)	(104,525)	(134)	(104,659)
Balance at December 31, 2021	456,722	9,614,506	84,849,949	—	—	—	—	1,035,976	7,993,828	(7,453,864)	3,839,887	100,337,004	79,694	100,416,698

Other movements	—	—	—	—	—	—	—	—	—	(5,983)	5,983	—	—	—
Share premium in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	56	56
Constitution of reserves	—	—	—	—	—	—	—	—	(2,337,531)	2,337,531	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	(491,857)	—	—	(491,857)	—	(491,857)
Acquisition of Treasury shares	(12,311)	(820,226)	—	12,311	820,226	(123,776)	(1,259,494)	—	—	—	—	(1,383,270)	—	(1,383,270)
Net loss for the year	—	—	—	—	—	—	—	—	—	(5,028,955)	—	(5,028,955)	(5,462)	(5,034,417)
Other comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(1,159,949)	(1,159,949)	(1,228)	(1,161,177)
Balance at December 31, 2022	444,411	8,794,280	84,849,949	12,311	820,226	(123,776)	(1,259,494)	1,035,976	5,164,440	(10,151,271)	2,685,921	92,272,973	73,060	92,346,033

(*) See Note 24.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the financial years ended on December 31, 2022, 2021 and 2020

(Expressed in thousands of pesos)

	12/31/2022	12/31/2021	12/31/2020
Cash flow from operating activities

Net (loss) / income for the year	(5,034,417)	(3,382,302)	10,293,118
Adjustments to obtain flows from operating activities:
Income tax	(3,586,014)	545,241	1,974,983
Depreciation and Impairment of non - financial assets	10,098,597	8,230,289	7,077,240
Impairment losses on financial assets	14,171,016	17,394,877	25,330,344
Other adjustments:
Exchange rate difference on gold and foreign currency	(2,742,959)	(1,933,094)	(3,130,019)
Interest from loans and other financings	(251,873,826)	(201,478,253)	(190,233,183)
Interest from deposits and financing received	165,506,341	117,848,917	84,027,323
Net income from financial instruments at fair value through profit or loss	(18,246,719)	(17,316,082)	(9,748,608)
Fair value measurement of investment properties	803,858	859,077	271,846
Results from exposure to changes in the purchasing power of money	17,749,063	15,208,972	12,614,594
Interest on liabilities for financial leases	499,393	523,629	608,733
Provisions reversed	(3,252,298)	(3,338,184)	(1,683,229)
Result from derecognition of financial assets measured at amortized cost	(491,837)	(495,139)	(1,931,793)

(Increases) / decreases from operating assets:

Debt securities at fair value through profit or loss	19,200,104	23,366,025	(10,892,117)
Derivatives	136,609	(8,935)	607,854
Reverse Repo transactions	61,886,619	(17,739,768)	(65,728,288)
Loans and other financing
To the non-financial public sector	(233,410)	24,893	46,388
To the other financial entities	(494,870)	(114,198)	222,808
To the non-financial sector and foreign residents	308,492,953	194,544,626	205,411,764
Other debt securities	(115,984,325)	(33,612,588)	(78,274,000)
Financial assets pledged as collateral	2,166,544	(2,213,523)	6,928,384
Investments in equity instruments	—	—	(143,826)
Other assets	15,786,599	(15,944,572)	(1,701,428)

Increases / (decreases) from operating liabilities:

Deposits
Non-financial public sector	5,490,565	(908,439)	1,364,635
Financial sector	25,268	(92,655)	56,344
Private non-financial sector and foreign residents	(185,401,944)	(80,200,298)	83,811,103
Derivatives	—	(5,865)	5,865
Repo transactions	—	—	(1,280,183)
Liabilities at fair value through profit or loss	(1,860,355)	(1,886,851)	5,127,617
Other liabilities	(30,305,350)	21,807,155	(11,161,243)
Income Tax paid	(846,938)	(3,156,324)	(3,742,575)

Net cash provided by operating activities (A)	1,658,267	16,526,631	66,130,451

Cash flows from investing activities

Payments related to:
Purchase of PPE, intangible assets and other assets	(8,361,635)	(9,784,475)	(13,889,911)
Purchase of liabilities and equity instruments issued by other entities	12,239	(172,768)	(139,850)
Acquisition of subsidiaries, net of cash adquired	—	—	(21,441)
Collections:
Disposals related to PPE, intangible assets and other assets	794,892	812,362	1,252,265

Net cash used in investing activities (B)	(7,554,504)	(9,144,881)	(12,798,937)

Cash flows from financing activities
Payments:
Lease liabilities	(2,545,549)	(4,727,463)	(4,016,850)
Unsubordinated debt securities	(1,501,918)	(14,751,259)	(19,951,590)
Financing received from the Argentine Central Bank and other financial institutions	(174,581,930)	(68,045,139)	(62,620,406)
Subordinated debt securities	—	(3,353,254)	(5,216,762)
Dividends distribution	(491,857)	(1,002,622)	(1,558,517)
Acquisition of treasury shares	(1,383,270)	—	—
Collections:
Unsubordinated debt securities	—	4,386,933	7,802,825
Financing received from the Argentine Central Bank and other financial institutions	167,932,069	63,017,533	43,731,367

Net cash used in financing activities (C)	(12,572,455)	(24,475,271)	(41,829,933)

Effects of exchange rate changes	3,117,142	21,522,543	30,506,182
Net (decrease)/ increase in cash and cash equivalents (A+B+C+D)	(15,351,550)	4,429,022	42,007,763
Result from exposure to changes in the purchasing power of the currency of Cash and equivalents	(17,375,613)	(33,342,083)	(37,792,540)
Cash and cash equivalents at the beginning of the year	87,128,000	116,041,061	111,825,838
Cash and cash equivalents at the end of the year	54,400,837	87,128,000	116,041,061

The accompanying notes are an integral part of these Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

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

Grupo Supervielle´s Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020  include the assets, liabilities and results of the controlled companies detailed in Note 1.2.

1.1    Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board (“IASB”).

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying Grupo Supervielle’s accounting policies and the major estimations and significant judgments are described in Note 2.

These consolidated financial statements as of December 31, 2022, were approved by resolution of the Board of Directors' meeting held on April 26, 2023.

1.1.1Going concern

The consolidated financial statements as of December 31, 2022, 2021 and 2020 have been prepared on a going concern basis as there is a reasonable expectation that Grupo Supervielle will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

1.1.2Measuring Unit – IAS 29 (Financial reporting in hyperinflationary economies)

The Consolidated Financial Statements of the Entity are expressed in Argentine pesos which is the functional currency of the Group.

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

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2022 reached 300.3. Consequently, the Company has restated its consolidated financial statements in the terms of IAS 29 for the year ended December 31, 2022.

Grupo Supervielle determined to use the Internal Wholesale Price Index (IWPI) to restate balances and transactions until the year 2016, for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

was used, due to the fact that during those two months there were no IWPI measurements at national level. Then, from January 2017 omwards, Grupo Supervielle used the National Consumer Price Index (National CPI). The tables below show the evolution of these indexes in the last three years and as of December 31, 2022 according to official statistics (INDEC):

	As of December 31,
Variation in Prices	2020	2021	2022
Annual	36.1%	50.9%	94.8%
Accumulated 3 years	209.2%	216.1%	300.3%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2022 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

Grupo Supervielle restated all the non-monetary items in order to reflect the impact of inflation in terms of the measuring unit current as of December 31, 2022. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and Equity. Each item must be restated since the date of the initial recognition in Grupo Supervielle's accounts or since the date of the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2022.

Comparative figures must also be presented in the measuring unit current as of December 31, 2022. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period.

Restatement of the Income Statement and the Statement of Cash Flows

In the Income Statement, items shall be restated from the dates when the items of income and expense were originally recorded. To this end, Grupo Supervielle applied the variations in the consumer price index.

The effect of inflation on the net monetary position is included in the Income Statement under Results from exposure to changes in the purchasing power of money.

The items of the Statement of Cash Flows must also be restated in terms of the measuring unit current at the closing date of the Statement of Financial Position. IAS 29 para 33 states that all items in the statement of cash flows are expressed in terms of the measuring unit current at the end of the reporting period. The loss arising from the restatement has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered to be cash and cash equivalent.

Restatement of the Statement of Changes in Shareholder’s Equity

All components of the Statement of Changes in Shareholder’s Equity must be restated from the dates on which the items were contributed or otherwise arose.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

1.1.3Change in accounting policies and new accounting standards

The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2022:

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

IFRS 3, ‘Business combinations - Reference to the Conceptual Framework’

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

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

The adoption of this new standard did not have a significant impact in the consolidated financial statements.

(b)Annual Improvements 2018-2020

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

The adoption of this new standard did not have  an significant impact in the consolidated financial statements.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Group:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

(a)	IFRS 17 “Insurance contracts”

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

The adoption of this Standard is not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

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

The adoption of this Standard is not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

(c)  Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

These amendments should be applied for annual periods beginning on or after 1 January 2023. Earlier application is permitted.

The Group evaluated that there will be no impact from the application of this standard.

(d) Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(e)  Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

1.2.    Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which Grupo Supervielle has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether Grupo Supervielle has power over the other entity. For a right to be substantive, the right holder must have the practical ability to exercise such right whenever it is necessary to make decisions to direct the activities of the entity Grupo Supervielle can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protective rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent Grupo Supervielle from having power over a subsidiary. The subsidiaries are consolidated from the date on which control is transferred to Grupo Supervielle. They are deconsolidated from the date that control ceases.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The following chart details the subsidiaries included in the consolidation process:

		Percentage of direct or indirect investment in capital stock
Company	Main Activity	12/31/2022		12/31/2021		12/31/2020
Banco Supervielle S.A.	Commercial Bank	99.90	% (1)	99.90	% (1)	99.90	% (1)
IUDÚ Compañia Financiera S.A	Financial Company	99.90%		99.90%		99.90%
Tarjeta Automática S.A.	Credit Card	99.91%		99.99%		99.99%
Supervielle Asset Management S.A.	Asset Management and Other Services	100.00%		100.00%		100.00%
Sofital S.A.F. e I.I.	Real State	100.00%		100.00%		100.00%
Espacio Cordial de Servicios S.A.	Retail Services	100.00%		100.00%		100.00%
Supervielle Seguros S.A.	Insurance	100.00%		100.00%		100.00%
Micro Lending S.A.U.	Financial Company	100.00%		100.00%		100.00%
InvertirOnline S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%		100.00%		100.00%
IOL Holding S.A.	Financial Company	100.00%		100.00%		—%
Agente de Valores S.A.	Financial Company	100.00%		100.00%		—%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%		100.00%		100.00%
Bolsillo Digital S.A.U.	Fintech	100.00%		100.00%		100.00%
Supervielle Agente de Negociación S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Dólar IOL S.A.U.	Financial Company	100.00%		100.00%		100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99.87%, as of 12/31/2022, 12/31/2021 and 12/31/2020 respectively.

For consolidation purposes, financial statements corresponding to the year ended December 31, 2022 were used, which cover the same period of time with respect to Grupo Supervielle's financial statements.

Inter-company transactions, balances and unrealised gains on transactions between Grupo Supervielle companies are eliminated.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

In accordance with the provisions of IFRS 3, the acquisition method is the one used to account for the acquisition of subsidiaries. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured at their fair values on the date of acquisition.

The excess of the: (i)consideration transferred, (ii) amount of any non-controlling interest in the acquired entity, and (iii) acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

The consideration transferred for the acquisition of a subsidiary comprises the: (i) fair values of the assets transferred, (ii) liabilities incurred to the former owners of the acquired business, (iii) equity interests issued by the group, (iv) fair value of any asset or liability resulting from a contingent consideration arrangement, and (v) fair value of any pre-existing equity interest in the subsidiary.

1.3.    Transactions with non-controlling interest

Grupo Supervielle treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of Grupo Supervielle. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of Grupo Supervielle.

1.4.    Segment Reporting

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
(ii)	The Board, who is in charge of making strategic decisions of Grupo Supervielle.

1.5.    Foreign currency translation

(a)     Functional and presentation currency

Figures included in the Consolidated Financial Statements of each of Grupo Supervielle’s entities are measured using the functional currency, that is, the currency of the primary economic environment in which the entity operates. Consolidated Financial Statements are presented in Argentine pesos, which is the functional and presentation currency of Grupo Supervielle.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of Grupo Supervielle, and then adjusted for inflation (see note 1.1.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into Grupo Supervielle's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

•Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position

•Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in the measuring unit current at the end of the reporting period.

All the differences resulting from the translation were recognized in the caption "Foreign currency translation adjustment " of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)    Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates published by the Argentine Central Bank at the dates of the transactions. Gains and losses in foreign currency resulting from the settlement of such transactions and from

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

the translation of monetary assets and liabilities denominated in foreign currency at year end exchange rates, are recognized in the income statement, under "Exchange rate differences on gold and foreign currency".

As of December 31, 2022 and 2021, the balances in U.S. dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than U.S. dollars, they have been converted to this currency using the exchange rates derived from repo transactions reported by the Argentine Central Bank.

1.6.    Cash and due from banks

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

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2022	12/31/2021	12/31/2020
Cash and due from banks	48,399,468	63,452,161	107,832,923
Debt securities at fair value through profit or loss	5,610,509	20,265,790	5,494,141
Money Market Funds	390,860	3,410,049	2,713,997
Cash and cash equivalents	54,400,837	87,128,000	116,041,061

Reconciliation between balances as appearing on the Statement of Financial Position and the items in the Statement of Cash Flow:

Items	12/31/2022	12/31/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	48,399,468	63,452,161	107,832,923
As per the Statement of Cash Flow	48,399,468	63,452,161	107,832,923
Debt securities at fair value through profit or loss
As per Statement of Financial Position	22,384,677	38,486,623	29,025,766
Securities not considered a cash equivalents	(16,774,168)	(18,220,833)	(23,531,625)
As per the Statement of Cash Flow	5,610,509	20,265,790	5,494,141
Money Market Funds
As per Statement of Financial Position – Other financial assets	8,107,119	27,120,979	12,599,580
Other financial assets not considered a cash equivalents	(7,716,259)	(23,710,930)	(9,885,583)
As per the Statement of Cash Flow	390,860	3,410,049	2,713,997

Reconciliation of liabilities from financing activities at December 31, 2022, 2021 and 2020 is as follows:

		Cash Flows		Other non-cash
Items	12/31/2021	Inflows	Outflows	movements	12/31/2022
Unsubordinated debt securities	2,063,327	—	(1,501,918)	—	561,409
Financing received from the Argentine Central Bank and other financial institutions	12,179,537	167,932,069	(174,581,930)	—	5,529,676
Lease Liabilities	2,645,808	—	(2,545,549)	1,468,203	1,568,462
Total	16,888,672	167,932,069	(178,629,397)	1,468,203	7,659,547

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

		Cash Flows		Other non-cash
Items	12/31/2020	Inflows	Outflows	movements	12/31/2021
Unsubordinated debt securities	12,427,653	4,386,933	(14,751,259)	—	2,063,327
Subordinated debt securities	3,353,254	—	(3,353,254)	—	—
Financing received from the Argentine Central Bank and other financial institutions	17,207,143	63,017,533	(68,045,139)	—	12,179,537
Lease Liabilities	3,474,475	—	(4,727,463)	3,898,796	2,645,808
Total	36,462,525	67,404,466	(90,877,115)	3,898,796	16,888,672

		Cash Flows		Other non-cash
Items	12/31/2019	Inflows	Outflows	movements	12/31/2020
Unsubordinated debt securities	24,363,308	7,802,825	(19,951,590)	213,110	12,427,653
Subordinated debt securities	8,485,616	—	(5,216,762)	84,400	3,353,254
Financing received from the Argentine Central Bank and other financial institutions	36,096,182	43,731,367	(62,620,406)	—	17,207,143
Lease Liabilities	3,788,265	—	(4,016,850)	3,703,060	3,474,475
Total	72,733,371	51,534,192	(91,805,608)	4,000,570	36,462,525

1.7.   Associates

Associates are entities over which Grupo Supervielle has significant influence (directly or indirectly), but not control, generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associates reduce the book value of the investment. Other changes subsequent to the acquisition in Grupo Supervielle's participation in the net assets of an associate are recognized as follows: (i) Grupo Supervielle's participation in the gains or losses of associates is recorded in the income statement as profit or loss by associates and joint ventures and (ii) Grupo Supervielle's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when Grupo Supervielle's share of losses in an associate equals or exceeds its interest in the associate, Grupo Supervielle will cease to recognize its share of additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between Grupo Supervielle and its associates are eliminated to the extent of Grupo Supervielle's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

1.8.  Financial Instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which Grupo Supervielle commits to purchase or sell the asset.

At initial recognition, Grupo Supervielle measures financial assets or liabilities at fair value, plus or less, for instruments not recognized at fair value through profit or loss, transaction costs that are directly attributable to the acquisition, such as fees and commissions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, Grupo Supervielle recognizes the difference as follows:

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

a)    Grupo Supervielle’s business model for managing financial assets, and;

b)    the cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which Grupo Supervielle manages a set of financial assets to achieve a specific business objective. It represents the way in which Grupo Supervielle maintains the instruments for the generation of funds.

The business models that Grupo Supervielle can follow are the following:

-Held to collect the contractual cash flows;

-Held to collect the contractual cash flows and selling the assets; or

-Held for trading .

Grupo Supervielle determines its business model at the level that best reflects how it manages groups of financial assets to achieve a specific business objective.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The business model of Grupo Supervielle does not depend on the management’s intentions for an individual instrument.

Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

●	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to Grupo Supervielle’s key personnel.
●	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
●	How Grupo Supervielle’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
●	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, Grupo Supervielle will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when, and only when, an entity changes its business model for managing financial assets.

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, Grupo Supervielle assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)    Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)    the financial asset is held for collection of contractual cash flows, and

(b)    the assets’s cash flows represent solely payments of principal and interest.

The amortized cost is the amount at which it is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest rate method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance. The effective interest rate is the rate that exactly discounts estimated future cash recepits through the expected life of the financial asset to the gross carrying amount of a financial asset (i.e. its amortised cost before any impairment allowance).When applying this method, Grupo Supervielle identifies the incremental direct costs as an integral part of the effective interest rate.

ii)    Financial assets at fair value through other comprehensive income:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Financial assets shall be measured at fair value through other comprehensive income when:

(a)    the financial asset is held for collection of contractual cash flows and for selling financial assets and

(b)    the asset’s cash flows represent solely payments of principal and interest.

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs, and are subsequently measured at fair value through other comprehensive income. Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity. Losses or reversals due to impairment, interest income and exchange rate gains and losses are recognized inprofit or loss. At the time of its sale or disposal, the accumulated gain or loss previously recognized in other comprehensive income is reclassified from equity to the consolidated income statement.

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

Grupo Supervielle classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

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

In addition, financial assets may be valued (“designated”) at fair value through profit or loss when, by doing so, Grupo Supervielle eliminates or significantly reduces a measurement or recognition inconsistency.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay cash or any other financial asset and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where Grupo Supervielle’s management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when Grupo Supervielle’s right to receive payments is established.

Derecognition of Financial Assets

Grupo Supervielle derecognizes financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

Grupo Supervielle derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and Grupo Supervielle transfers substantially all the risks and rewards of ownership.
2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to other entities and transfers substantially all of the risks and rewards. These transactions result in derecognition if Grupo Supervielle:
a.	Has no obligation to make payments unless it collects amounts from the assets;
b.	Is prohibited from selling or pledging the financial assets;
c.	Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

Grupo Supervielle reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitutes a derecognition event.

Financial Liabilities

Classification

Grupo Supervielle classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

●	Financial liabilities at fair value through profit or loss.
●	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.
●	Financial guarantee contracts and loan commitments.
●	Commitments to grant loans at rates below market rate

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Financial Liabilities measured at fair value through profit or loss: At initial recognition, Grupo Supervielle can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

●	Grupo Supervielle eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
●	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or
●	if a host contract contains one or more embedded derivatives and Grupo Supervielle has opted for designating the entire contract at fair value through profit or loss.

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

Grupo Supervielle does not apply hedge accounting.

1.10.   Repo Transactions

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans since the risk has not been transferred to the counterparty. Loans granted in the form of reverse repo agreements are accounted for under "Reverse repo transactions ", classified by counterparty and also by the type of assets received as collateral. At the end of each month, accrued interest income is charged under "Reverse repo transactions " with its corresponding offsetting entry in "Interest Income." The assets received and sold by Grupo Supervielle are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.

Repo Transactions

Loans granted in the form of repo transactions are accounted for under "Repo Transactions", classified by counterparty and also by the type of asset pledged as collateral. In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

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

1.11.Impairment of financial assets

Grupo Supervielle assesses on a forward-looking basis the expected credit losses (“ECL”) associated to its financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts that are not measured at fair value.

Grupo Supervielle measures ECL of financial instruments reflecting the following:

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

IFRS 9 outlines a “three stages” model for impairment based on changes in credit quality since initial recognition:

•If, at the reporting date, the credit risk of a financial instrument has not increased significantly since its initial recognition, Grupo Supervielle will classify such instrument in “Stage 1”.

•If a significant increase in credit risk (“SICR”) since initial recognition is identified, the financial instrument is moved to “Stage 2”, but such instrument is not yet deemed to be credit-impaired.

•If the financial instrument is credit-impaired, it is moved to “Stage 3”.

•Financial instruments in “Stage 1”, have their ECL measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Instruments in “Stage 2” or “Stage 3” have their, ECL measured based on expected credit losses on a lifetime basis. Note 1.3.1 includes a description of how Grupo Supervielle defines when a significant increase in credit risk has occurred.

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

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(credit-impaired assets)
12 month- ECL	Lifetime ECL

The following describes Grupo Supervielle´s key judgements and assumptions for ECL measurement:

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

(1) High Income Customers: Plan Sueldo segment (payrroll customers) >=400, Open Market Segment >=650 and Senior Citizens Segment>=600. Other customers: Plan Sueldo Segment (payrroll customers) >=500, Open Market Segment >=700 and Senior Citizens Segment >=600

Corporate Banking

●	Portfolios between 31 and 90 days past due
●	Maximum BCRA Situation equal to 2.
●	Have a behavioural score PD greater than 30%.
●	Its credit rating deteriorated by more than two notes with respect to its credit approval rating.

Consumer Finance:

●	Portfolios between 31 and 90 days past due.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Sectoral Analysis

Considering that the internal impairment models are estimated using historical information, the risk of default of the corporate portfolio includes an additional sectoral analysis which is performed by grouping financial assets of the corporate portfolio by industry and analysing the risk associated to each industry in the current economic enviroment.

Finally, the different industries that are part of the Grupo Supervielle's portfolio are classified into four types of risk. They are:

●	Low risk
●	Medium risk
●	High risk
●	Very high risk

The risk rating matrix by industry is presented below, as of December 31, 2022 no high or very high risk industries have been identified:

RISK RATING BY INDUSTRY
Agriculture	Low	Utilities (Power generation)	Medium
Food and Drinks	Low	Utilities (Trans. And dist. of energy)	Medium
Financial	Low	Chemicals and plastics	Medium
Supermarkets	Low	Auto Parts/Dealers	Medium
Utilities (water and waste)	Low	Cargo transportation	Medium
Oil and mining	Low	Construction	Medium
Pharmaceutical	Low	Art.Home	Medium
IT/Communications	Low	Insurance	Medium
Cleaning	Low	Paper, cardboard, wood, glass	Medium
Oil Industry	Low	Dairy industry	Medium
Wine industry	Low	Private construction	Medium
Citrus Industry	Low	Iron and steel industry	Medium
Automotive terminals	Low	Machinery and equipment	Medium
SGR	Low	Professionals	Medium
Others	Low	Home Appliances (Product.)	Medium
		Appliances (Commercial)	Medium
		Health	Medium
		Tourism and gastronomy	Medium
		Passenger Transport	Medium
		Refrigerators	Medium
		Sugar Industry	Medium

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

RISK RATING BY INDUSTRY
Public Construction	Medium
Textile	Medium
Real Etate	Medium
Sports	Medium
Entertaiment	Medium

In the case that high or very high risk industries are identified, the days past due associated to the financial assets included in the industry are exacerbated with a corresponding change in staging.

1.11.3Individual and collective evaluation basis

Expected credit losses are estimated both in a collective and individual basis.

Grupo Supervielle´s individual estimation is aimed at calculating expected credit losses for significantly impaired loans. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the instrument´s  effective interest rate and the carrying value of the instrument.

For expected credit loss provisions modelled on a collective basis, Grupo Supervielle has developed internal models. The grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within group are homogeneous. In performing the grouping there must be sufficient information for the group to be statistically reliable .

Grupo Supervielle has identified three groupings: Personal and Business, Corporate Banking and Consumer Finance, amongst these three segments Grupo Supervielle estimates parameters in a more granular way based on the shared risk characteristics.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Credit risk features may consider the following factors, among others:

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default (PD)	Personal loans (1)
Credit card loans (1)
Mortgage loans
Refinancing
Other financings
	Loss Given Default (LGD)	Personal loans
Credit card loans
Overdrafts
Mortgage loans
Refinancing
Other financings
Corporate Banking	Probability of Default (PD) (2)	Small companies
Medium companies
Big companies
	Loss Given Default (LGD)	Financial Area
Secured loans
Unsecured loans
Consumer Finance	Probability of Default	Credit cards loans
Refinancing
Cash loans
Cash consumptions and directed loans
IUDU Automobile Loans
Tarjeta Automatica Personal loans
	Loss Given Default	Credit cards
Personal loans
Refinancing
IUDU Automobile Loans

(1)	For credit cards and personal loans, Grupo Supervielle includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business Banking, former senior citizens and former payroll

(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.11.4Definition of default and credit-impaired

Grupo Supervielle defines a financial instrument as in default when such instrument meets one or more of the following criteria:

Personal and Business Banking

●	Financial instruments more than 90 days past due on its contractual payments.

Corporate Banking

●	Financial instruments more than 90 days past due.
●	Financial instruments with B.C.R.A. situation greater than or equal to 3.
●	C or D behavioural score.

Consumer Finance

●	Financial instruments more than 90 days past due.

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

1.11.5Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default ("PD"), Exposure at default ("EAD") and Loss Given Default ("LGD"), defined as follows:

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the "Definition of default and credit impaired" set forth in Note 1.11.4), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.
●	EAD is based on the amounts Grupo Supervielle expects to be owed at the time of default, over the next 12 months (12 months EAD) or over the remaining lifetime (lifetime EAD). For example, for a revolving commitment, Grupo Supervielle includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.
●	LGD represents Grupo Supervielle´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default. LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be incurred if a default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if adefault occurs over the remaining expected life of the loan.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and add up. The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal models that were adapted in order to be compliant with IFRS 9.

Grupo Supervielle includes forward-looking information in its definition of PD, EAD and LGD. See Note 1.11.6 for the explanation of forward-looking information and its consideration in the calculation of ECL.

1.11.6Forward-looking information considered in expected credit loss models

The evaluation of significant increase in credit risk and the calculation of ECL includes forward-looking information. Grupo Supervielle has performed historical analysis and identified key economic variables that impact credit risk and expected credit losses for each portfolio.

Forecasts of these economic variables ("base economic scenario") are provided by the Research team of Grupo Supervielle and provide the best estimate view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these variables have had historically on default rates and LGD components.

In addition to the base economic scenario, Grupo Supervielle's Research team also provides two possible scenarios together with scenario weightings. The number of other scenarios used is established based on the analysis of the main products to ensure that the effect of linearity between the future economic scenario and the associated expected credit losses is captured. The number of scenarios and their attributes are reassessed annually, unless a situation occurs in the macroeconomic environment that justifies a more frequent review.

As of December 31, 2022 and 2021, as for its portfolios, Grupo Supervielle concluded that three scenarios have properly captured non-linearities. Scenario analysis are defined by means of a combination of statistic and expert judgement analysis, taking into account the range of potential results of which each scenario is representative. The assessment  of significant increases in credit risk is performed using lifetime PD under each of the base and the other scenarios, multiplied by the associated scenario weighting, along with qualitative and  backstop indicators (See Note 1.11.2). This determines if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, hence, whether 12-month or Lifetime ECL should be recorded. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. Grupo Supervielle considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of Grupo Supervielle to establish that chosen scenarios are representative of the range of possible scenarios.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The most significant assumptions used to calculate ECL as of December 31, 2022 are as follows:

Parameter	Industry / Segment		Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
		Open Market	Exchange Rate	30.5%	19.4%	42.6%
			Private Sector Wage	74	81	66
		Income Payroll	Exchange Rate	30.5%	19.4%	42.6%
	Personal and Business Banking		Private Sector Wage	(9.0)%	2.3%	(19.0)%
			Exchange Rate	30.5%	19.4%	42.6%
Probability of Default		Senior Citizens	Private Sector Wage	74.4%	89.3%	59.6%
			Inflation Rate	91.0%	79.3%	103.4%
	Corporate Banking	All	Interest Rate	86.1%	77.5%	94.7%
			Monthly Economic Activity Estimator	144	150	138
			Private Sector Wage	(9.0)%	2.3%	(19.0)%
			Quantity of Private Sector Employment	74	81	66
	Consumer Finance	Consumer Finance	Loans	83%	91%	74%
		Consumer Finance Automobile secured	Monthly Economic Activity Estimator	144	150	138
			Exchange Rate	30.5%	91.0%	74.0%
	Supervielle Bank	All	Inflation Rate	91.0%	79.3%	103.4%
Loss Given Default		Consumer Finance	Inflation Rate	91.0%	79.3%	103.4%
	Consumer Finance		Interest Rate	86.1%	77.5%	94.7%
		Consumer Finance Automobile secured	Monthly Economic Activity Estimator	144.0	150.0	138.0
			Inflation Rate	91.0%	79.3%	103.4%

The following are weightings assigned to each scenario as of December 31, 2022:

Scenario 1	60%
Scenario 2	20%
Scenario 3	20%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2022 that would result from reasonably potential changes in the following parameters:

December 31, 2022
Reported ECL Allowance	12,222,052
Gross carrying amount	247,813,250
Reported Loss rate	4.93%
ECL amount by scenarios
Favorable scenario	11,814,479
Unfavorable scenario	12,984,448

Loss Rate by scenarios
Favorable scenario	4.77%
Unfavorable scenario	5.24%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

1.12.   Leases (the Group as lessor)

Group as lessor

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition, Grupo Supervielle recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In addition, Grupo Supervielle utilizes the criteria described in Note 1.18 to determine whether there is objective evidence that an impairment loss has occurred.

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

Initial measurement

Grupo Supervielle uses the  interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

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

See accounting policy related to those leases in which Grupo Supervielle acts as lessee in Note 7 to these consolidated financial statements.

1.13.   Property, plant and equipment

a)	Basis of measurement used

Property, plant and equipment is measured at historical cost less depreciation, except for land and buildings, where Grupo Supervielle adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which Grupo Supervielle adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

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

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Grupo Supervielle, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

b)	Depreciation methods used

Depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each item included in property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Land	Not depreciated
Construction in progress	Not depreciated

The asset’s residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount.

1.14.   Investment properties

Basis of measurement used

Investment properties are composed of  buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by Grupo Supervielle.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Investment properties under the fair value approach,  are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by Grupo Supervielle's management considering a report of an independent valuation expert.

The sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per square meter (Level 3).

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Movements in investment properties for the year ended December 31, 2022 and 2021 were as follows:

	12/31/2022	12/31/2021
Income derived from rents (rents charged)	73,402	33,795
Direct operating expenses of properties that generated income derived from rents	(5,670)	(14,262)
Fair value remeasurement	(803,858)	(859,077)
Total	(736,126)	(839,544)

The net result generated by the investment property as of December 31, 2022 and 2021 amounts to a loss of 736,126 and an loss of 839,544 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated income statement.

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

Grupo Supervielle evaluates the net realizable value of inventories at the end of each year, charging the corresponding value correction to results to the extent that the book value exceeds the net realizable value. When the circumstances that previously caused the value adjustment cease to exist, or when there is clear evidence of an increase in net value.

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

Goodwill is included in the intangible assets item in the Consolidated statement of financial position.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

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

Trademarks acquired by Grupo Supervielle have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for Grupo Supervielle. These intangible assets are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the greater of the recoverable value of the asset or its value in use. For the purposes of the impairment test, assets are grouped at the lowest level at which they generate identifiable cash flows (cash generating units). The impairments of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

(c)    Software

Costs related to software maintenance are recognized as an expense as incurred. Development, acquisition or implementation costs which are directly attributable to the design and testing of identifiable and unique software products controlled by Grupo Supervielle are recognized as intangible assets.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

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

1.19.   Trust Assets

Assets held by Grupo Supervielle in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.20.   Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where Grupo Supervielle has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.21.   Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to Grupo Supervielle. Non-derivative financial liabilities are measured at amortized cost.

In the event that Grupo Supervielle repurchases its own debt, it is eliminated from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.22.   Provisions / Contingencies

A provision will be recognized when:

●	an entity has a present obligation (legal or implicit) as a result of past event;
●	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
●	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) Grupo Supervielle has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, Grupo Supervielle has created an expectation that it will discharge those responsibilities

Grupo Supervielle recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by Grupo Supervielle, as well as on the basis of  past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for Grupo Supervielle. In estimating the provision amounts, Grupo Supervielle evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Other contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of Grupo Supervielle; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Other contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Grupo Supervielle does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

As of the date of these consolidated financial statements, Grupo Supervielle’s management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 16.

1.23.   Other non-financial liabilities

Non-financial liabilities are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.24.   Employee benefits

Grupo Supervielle, make provisions related to early retirement plans. The liability related to these plans and benefits is not expected to be settled in the next 12 months. Therefore, they are measured at the present value of the future cash flows that are expected to be realized with respect to the services provided by the employees until the end of the year using the credit unit method. The level of salaries, experience and separations as well as the years of service are taken into account. Expected future payments are discounted using the market rate at the end of the year corresponding to sovereign bonds with terms and currency that coincide with the expected flows. Remeasurements as a result of experience and changes in actuarial premises are recognized in results.

Provisions for short-term benefits are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects current market conditions on the value of money and the specific risks for said obligation. The increase in the provision for the passage of time is recognized in the net financial results caption of the consolidated income statement.

Termination benefits are payable when employment is terminated by Grupo Supervielle before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Grupo Supervielle recognises termination benefits at the earlier of the following dates: (a) when Grupo Supervielle can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

Non-financial liabilities are accrued when the counterparty has complied with its obligations under the contract and are valued at amortized cost.

1.25.   Debt Securities

Subordinated and unsubordinated Debt Securities issued by Grupo Supervielle are measured at amortized cost. Where Grupo Supervielle buys back its own debt, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The detail of the programs is described in Note 23.

1.26.   Assets and liabilities derived from insurance contracts

Grupo Supervielle applies IFRS 4 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Assets derived from insurance contracts

An insurance contract is a contract under which Grupo Supervielle (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its term, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expired.

The insurance contracts offered by Grupo Supervielle include property insurance that covers combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. They also include temporary life insurance contracts.

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

Debts with reinsurers and co-insurers

Grupo Supervielle mitigates the risk for some of its insurance businesses through co-insurance or reinsurance contracts in other companies. In the case of co-insurance, Grupo Supervielle associates with another company to cover a risk assuming only a percentage of it and also the premium. In reinsurance, the risk is transferred to another insurance company both proportionally (as a percentage of the risk) and not proportionally (excess loss is covered above a certain limit). The reinsurance agreements assigned do not exempt Grupo Supervielle from its obligations to the insured.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with producers

They represent liabilities with insurance agents originated in the commissions for the insurance operations that they originate for Grupo Supervielle companies. The balances of the current accounts with these entities are also included.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the incurred but not reported risks.

1.27.   Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2022 as described in Note 1.1.2, except from the item “Capital Stock”, which has been held at nominal value.

Common shares are recognized in shareholders´ equity and carried at nominal value.

As indicated in note 32  to the consolidated financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share capital stock, Inflation adjustment of capital stock and Paid in Capital.

1.28.   Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, Grupo Supervielle and its subsidiaries, other than Banco Supervielle and Cordial Compañía Financiera, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle and IUDU Compañía Financiera, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 24.

Given the repurchase of treasury shares carried out by Grupo Supervielle, described in Note 32, due to local regulations Grupo Supervielle has a restriction on the distribution of results and/or reversal of free reserves of $1,383,270 (figure expressed in thousands of $) equivalent to the cost of acquisition of own shares.

The distribution of dividends to Grupo Supervielle’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by Grupo Supervielle’s Shareholders.

1.29.   Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective interest rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. Grupo Supervielle records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that Grupo Supervielle receives for the origination of syndicated loans are not part of the effective interest rate of the product, being these recognized in the Income Statement at the time the service is provided, as long as Grupo

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Supervielle does not withhold part of it or this is kept in the same conditions as the rest of the participants. The commissions received by Grupo Supervielle for the negotiations in the transactions of a third party are not part of the effective interest rate either, these being recognized at the time  the services are provided.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services rendered.

Grupo Supervielle's income from services is recognized in the income statement as performance obligations are fulfilled, part of the consideration received is allocated to the customer loyalty programs described below. Consideration is allocated based on the relative standalone selling prices for services rendered and points granted.

Below is a summary of the main commissions earned by the Group Supervielle:

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

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. Grupo Supervielle periodically assesses the position assumed in tax returns in connection with circumstances in which the tax regulation is subject to interpretation. Grupo Supervielle sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

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

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

Grupo Supervielle recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

●	Grupo Supervielle controls the timing on which temporary differences will be reversed; and
●	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of Grupo Supervielle or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

1.31.   Earnings per share

Basic earnings per share are calculated by dividing net income attributable to Grupo Supervielle’s shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

2.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires Senior Management to make judgements in applying the accounting standards to define Grupo Supervielle’s accounting policies.

Grupo Supervielle has identified the following areas which involve a higher degree of judgement or complexity, or areas where assumptions and estimates are material for these Consolidated Financial Statements which are essential to understand the underlying accounting/financial reporting risks:

a-    Fair value of financial instruments that do not have an active market

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regulary validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

b-    Allowances for loan losses

The  Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration Grupo Supervielle’s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, interest rate, loans growth, quantity of private sector employment and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

Note 1.11 provides more detail of how the expected credit loss allowance is calculated.

c-    Impairment of Non-Financial Assets

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. Grupo Supervielle monitors the conditions associated with these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term and whether there are impairment indicators.

Grupo Supervielle has applied judgment in the identification of impairment indicators for property, plant and equipment and intangible assets.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to  determine the impairment. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, Grupo Supervielle uses estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although Grupo Supervielle believes that assumptions and forecasts used are suitable in virtue of the information available, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of  indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of impairment.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

d-    Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are impairment indicators.

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

3.    SEGMENT REPORTING

Grupo Supervielle determines operating segments based on performance reports which are updated upon changes and reviewed by the Board and key personnel of Senior Management.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 3,000,000
-	"Small and medium size companies", companies that record annual sales of over 3,000,000 up to 5,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 5,000,000 up to 7,000,000
-	Big companies. Big companies that record annual sales of over 7,000,000

Grupo Supervielle analyses the bussiness taking into account the different type of services and products offered:

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

c-    Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, manages trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

d-    Consumer Finance– Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.

e-    Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments

f-    Asset Management and Other Services – Includes MFs administered by Grupo Supervielle.  Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U. (renamed as “Portal Integral de Inversiones S.A.U.” with registration pending)  and InvertirOnline S.A.U., IOL Holding S.A.,  Supervielle Asset Management S.A., Dólar IOL S.A. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are made as an arm´s length transaction. Later, income, expenses and results from transfers between operating segments are  for consolidation purposes.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2022, 2021 and 2020:

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2022
Cash and due from banks	18,640,425	764,338	28,448,336	220,055	2,026	373,036	(48,748)	48,399,468
Debt securities at fair value through profit or loss	72,941	1,617,976	19,876,879	788,425	—	28,456	—	22,384,677
Loans and other financing	143,638,954	82,383,817	8,442,170	623,026	1,760,652	183,291	(1,440,712)	235,591,198
Other Assets	15,972,688	5,171,074	337,729,730	13,734,555	3,307,334	2,308,776	12,267,797	390,491,954
Total Assets	178,325,008	89,937,205	394,497,115	15,366,061	5,070,012	2,893,559	10,778,337	696,867,297

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2022
Deposits	245,102,232	63,585,543	235,204,847	3,974,142	—	69,842	(419,671)	547,516,935
Financing received from the Argentine Central Bank and others	35,406	88	5,494,188	607,575	—	124,706	(732,287)	5,529,676
Unsubordinated Debt Securities	12,874	4,373	544,162	—	—	—	—	561,409
Other liabilities	18,799,427	3,879,023	5,374,177	1,394,727	2,125,228	1,035,730	18,304,932	50,913,244
Total Liabilities	263,949,939	67,469,027	246,617,374	5,976,444	2,125,228	1,230,278	17,152,974	604,521,264

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2022
Interests income	68,595,988	35,920,437	139,048,123	11,576,426	4,659	28,549	(3,300,356)	251,873,826
Interest Expense	(50,693,775)	(10,624,629)	(100,741,944)	(8,055,352)	—	—	4,609,359	(165,506,341)
Distribution of results by the Treasury	16,496,028	(10,976,718)	(5,519,310)	—	—	—	—	—
Net interest income	34,398,241	14,319,090	32,786,869	3,521,074	4,659	28,549	1,309,003	86,367,485
Net income from financial instruments at fair value through profit or loss	—	—	13,918,206	1,061,264	1,430,703	1,291,700	544,846	18,246,719
Result from derecognition of assets measured at amortized cost	—	—	497,884	—	—	—	(6,047)	491,837
Exchange rate differences on gold and foreign currency	632,202	146,828	1,481,454	(33,944)	20	91,281	425,118	2,742,959
NIFFI And Exchange Rate Differences	632,202	146,828	15,897,544	1,027,320	1,430,723	1,382,981	963,917	21,481,515
Net Financial Income	35,030,443	14,465,918	48,684,413	4,548,394	1,435,382	1,411,530	2,272,920	107,849,000
Services Fee Income	20,028,687	2,213,741	174,848	4,127,207	—	4,107,451	(312,866)	30,339,068
Services Fee Expenses	(7,491,247)	(600,059)	(345,765)	(2,734,783)	—	(192,404)	641,103	(10,723,155)
Income from insurance activities	—	—	—	—	4,034,853	—	491,519	4,526,372
Net Service Fee Income	12,537,440	1,613,682	(170,917)	1,392,424	4,034,853	3,915,047	819,756	24,142,285
Subtotal	47,567,883	16,079,600	48,513,496	5,940,818	5,470,235	5,326,577	3,092,676	131,991,285
Result from exposure to changes in the purchasing power of money	12,477,842	(5,988,253)	(19,419,563)	771,200	(1,931,871)	(1,083,665)	(2,574,753)	(17,749,063)
Other operating income	3,843,533	3,531,800	1,464,910	2,645,420	24,084	277,354	(1,295,684)	10,491,417
Loan loss provisions	(9,801,914)	(495,474)	(417,613)	(3,432,836)	(11,988)	(1,414)	(9,777)	(14,171,016)
Net operating income	54,087,344	13,127,673	30,141,230	5,924,602	3,550,460	4,518,852	(787,538)	110,562,623
Personnel expenses	(36,872,521)	(5,481,914)	(2,846,491)	(5,302,630)	(1,156,099)	(2,185,140)	(47,751)	(53,892,546)
Administrative expenses	(20,593,305)	(1,768,577)	(1,370,603)	(3,447,004)	(811,520)	(926,849)	355,037	(28,562,821)
Depreciations and impairment of non-financial assets	(7,512,248)	(1,021,736)	(448,352)	(1,253,319)	(108,499)	(70,452)	316,009	(10,098,597)
Other operating expenses	(11,041,216)	(3,340,741)	(8,467,679)	(3,383,143)	(467)	(405,623)	9,779	(26,629,090)
Operating income	(21,931,946)	1,514,705	17,008,105	(7,461,494)	1,473,875	930,788	(154,464)	(8,620,431)
Income from associates and joint ventures	—	—	—	(10,673)	—	—	10,673	—
Result before taxes	(21,931,946)	1,514,705	17,008,105	(7,472,167)	1,473,875	930,788	(143,791)	(8,620,431)
Income tax	7,579,721	(98,749)	(6,282,238)	3,290,139	(614,072)	(449,040)	160,253	3,586,014
Net (loss) / income	(14,352,225)	1,415,956	10,725,867	(4,182,028)	859,803	481,748	16,462	(5,034,417)
Net (loss) / income for the year attributable to owners of the parent company	(14,352,225)	1,415,956	10,725,867	(4,182,028)	859,803	481,748	21,924	(5,028,955)
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	(5,462)	(5,462)
Other comprehensive (loss)/income	(137,100)	(48,338)	(1,013,981)	—	16,184	61,052	(38,994)	(1,161,177)
Other comprehensive (loss) / income attributable to owners of the parent company	(137,100)	(48,338)	(1,013,981)	—	16,184	61,052	(37,766)	(1,159,949)
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(1,228)	(1,228)
Comprehensive (loss) / income for the year	(14,489,325)	1,367,618	9,711,886	(4,182,028)	875,987	542,800	(22,532)	(6,195,594)
Comprehensive (loss) / income attributable to owners of the parent company	(14,489,325)	1,367,618	9,711,886	(4,182,028)	875,987	542,800	(15,842)	(6,188,904)
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(6,690)	(6,690)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2021
Cash and due from banks	23,591,677	1,075,554	36,471,307	1,426,096	8,221	510,409	368,897	63,452,161
Debt securities at fair value through profit or loss	—	—	36,896,690	1,585,480	—	4,453	—	38,486,623
Loans and other financing	148,658,868	121,086,352	20,186,470	21,821,056	1,683,684	198,082	(10,781,119)	302,853,393
Other Assets	12,875,007	6,715,094	272,683,855	10,012,771	4,538,529	2,842,845	46,018,231	355,686,332
Total Assets	185,125,552	128,877,000	366,238,322	34,845,403	6,230,434	3,555,789	35,606,009	760,478,509

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2021
Deposits	270,137,000	60,528,871	219,175,414	13,096,133	—	147,603	(1,188,314)	561,896,707
Financing received from the Argentine Central Bank and others	29,895	—	11,417,648	10,334,832	—	—	(9,602,838)	12,179,537
Unsubordinated Debt Securities	26,287	16,289	2,020,750	—	—	—	1	2,063,327
Other liabilities	27,698,342	8,389,824	20,723,982	7,196,198	3,101,869	1,393,130	15,418,895	83,922,240
Total Liabilities	297,891,524	68,934,984	253,337,794	30,627,163	3,101,869	1,540,733	4,627,744	660,061,811

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2021
Interests income	59,843,799	37,890,661	91,405,063	15,443,759	2,770	14,985	(3,122,784)	201,478,253
Interest Expense	(31,627,176)	(5,920,482)	(75,986,668)	(7,468,616)	—	—	3,154,025	(117,848,917)
Distribution of results by the Treasury	10,001,101	(17,873,258)	7,872,157	—	—	—	—	—
Net interest income	38,217,724	14,096,921	23,290,552	7,975,143	2,770	14,985	31,241	83,629,336
Net income from financial instruments at fair value through profit or loss	—	—	14,369,613	713,660	1,119,260	831,953	281,596	17,316,082
Result from derecognition of assets measured at amortized cost	—	—	541,174	—	—	—	(46,035)	495,139
Exchange rate differences on gold and foreign currency	616,744	168,636	782,484	27,957	1,270	158,622	177,381	1,933,094
NIFFI And Exchange Rate Differences	616,744	168,636	15,693,271	741,617	1,120,530	990,575	412,942	19,744,315
Net Financial Income	38,834,468	14,265,557	38,983,823	8,716,760	1,123,300	1,005,560	444,183	103,373,651
Services Fee Income	20,509,780	2,022,791	120,104	5,255,006	—	5,225,610	(670,493)	32,462,798
Services Fee Expenses	(6,710,658)	(662,829)	(331,413)	(2,233,900)	—	(269,870)	312,239	(9,896,431)
Income from insurance activities	—	—	—	—	3,848,954	—	575,278	4,424,232
Net Service Fee Income	13,799,122	1,359,962	(211,309)	3,021,106	3,848,954	4,955,740	217,024	26,990,599
Subtotal	52,633,590	15,625,519	38,772,514	11,737,866	4,972,254	5,961,300	661,207	130,364,250
Result from exposure to changes in the purchasing power of money	5,798,882	(3,614,993)	(12,530,796)	(1,362,331)	(1,394,082)	(881,379)	(1,224,273)	(15,208,972)
Other operating income	2,543,257	2,649,074	4,035,567	1,510,787	29,252	158,088	(452,241)	10,473,784
Loan loss provisions	(8,080,660)	(1,608,512)	(61,599)	(7,644,106)	—	—	—	(17,394,877)
Net operating income	52,895,069	13,051,088	30,215,686	4,242,216	3,607,424	5,238,009	(1,015,307)	108,234,185
Personnel expenses	(35,503,440)	(3,736,681)	(2,147,250)	(5,104,614)	(1,102,816)	(2,184,424)	(70,926)	(49,850,151)
Administrative expenses	(21,573,090)	(1,561,632)	(1,521,346)	(3,426,780)	(958,441)	(1,249,978)	379,646	(29,911,621)
Depreciations and impairment of non-financial assets	(6,446,388)	(612,169)	(410,667)	(398,446)	(92,870)	(87,129)	(182,620)	(8,230,289)
Other operating expenses	(10,177,556)	(4,193,085)	(6,107,245)	(2,089,710)	(31,796)	(401,740)	(78,053)	(23,079,185)
Operating income	(20,805,405)	2,947,521	20,029,178	(6,777,334)	1,421,501	1,314,738	(967,260)	(2,837,061)
Income from associates and joint ventures	—	—	—	10,544	—	—	(10,544)	—
Result before taxes	(20,805,405)	2,947,521	20,029,178	(6,766,790)	1,421,501	1,314,738	(977,804)	(2,837,061)
Income tax	7,248,314	(989,201)	(6,488,444)	657,020	(369,795)	(480,309)	(122,826)	(545,241)
Net (loss) / income	(13,557,091)	1,958,320	13,540,734	(6,109,770)	1,051,706	834,429	(1,100,630)	(3,382,302)
Net (loss) / income for the year attributable to owners of the parent company	(13,557,091)	1,958,320	13,540,734	(6,109,770)	1,051,706	834,429	(1,097,091)	(3,378,763)
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	(3,539)	(3,539)
Other comprehensive (loss)/income	(45,245)	(28,031)	(56,433)	—	(2,279)	789	26,540	(104,659)
Other comprehensive (loss) / income attributable to owners of the parent company	(45,245)	(28,031)	(56,433)	—	(2,279)	789	26,674	(104,525)
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(134)	(134)
Comprehensive (loss)/income for the year	(13,602,336)	1,930,289	13,484,301	(6,109,770)	1,049,427	835,218	(1,074,090)	(3,486,961)
Comprehensive (loss) / income attributable to owners of the parent company	(13,602,336)	1,930,289	13,484,301	(6,109,770)	1,049,427	835,218	(1,070,417)	(3,483,288)
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(3,673)	(3,673)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2020
Interests income	64,781,126	38,167,889	75,243,701	13,034,272	—	124,683	(1,118,488)	190,233,183
Interest Expense	(24,056,798)	(3,156,957)	(54,086,014)	(4,020,358)	—	(78,172)	1,370,976	(84,027,323)
Distribution of results by the Treasury	10,025,101	(18,788,017)	8,762,916	—	—	—	—	—
Net interest income	50,749,429	16,222,915	29,920,603	9,013,914	—	46,511	252,488	106,205,860
Net income from financial instruments at fair value through profit or loss	—	—	6,806,796	421,821	1,039,413	478,422	1,002,156	9,748,608
Result from derecognition of assets measured at amortized cost	—	—	2,025,216	—	—	—	(93,423)	1,931,793
Exchange rate differences on gold and foreign currency	1,115,162	154,672	1,244,489	111,055	(288)	215,104	289,825	3,130,019
NIFFI And Exchange Rate Differences	1,115,162	154,672	10,076,501	532,876	1,039,125	693,526	1,198,558	14,810,420
Net Financial Income	51,864,591	16,377,587	39,997,104	9,546,790	1,039,125	740,037	1,451,046	121,016,280
Services Fee Income	21,947,149	1,976,670	175,339	6,272,126	—	4,658,234	(1,234,915)	33,794,603
Services Fee Expenses	(7,213,591)	(565,596)	(175,705)	(2,241,384)	—	(149,229)	(87,257)	(10,432,762)
Income from insurance activities	—	—	—	—	4,275,708	—	638,770	4,914,478
Net Service Fee Income	14,733,558	1,411,074	(366)	4,030,742	4,275,708	4,509,005	(683,402)	28,276,319
Subtotal	66,598,149	17,788,661	39,996,738	13,577,532	5,314,833	5,249,042	767,644	149,292,599
Result from exposure to changes in the purchasing power of money	4,277,047	(2,666,286)	(9,319,586)	(2,608,388)	(1,120,423)	(744,879)	(432,079)	(12,614,594)
Other operating income	4,503,007	4,465,178	744,698	1,071,797	30,867	687,147	(390,201)	11,112,493
Loan loss provisions	(12,835,377)	(9,908,962)	(12,046)	(2,607,981)	—	34,022	—	(25,330,344)
Net operating income	62,542,826	9,678,591	31,409,804	9,432,960	4,225,277	5,225,332	(54,636)	122,460,154
Personnel expenses	(39,060,155)	(3,737,283)	(2,736,205)	(5,039,007)	(934,435)	(1,590,087)	(347,178)	(53,444,350)
Administrative expenses	(21,849,322)	(1,496,356)	(1,359,438)	(4,301,762)	(776,477)	(1,347,098)	791,419	(30,339,034)
Depreciations and impairment of non-financial assets	(5,658,084)	(423,852)	(319,011)	(399,351)	(61,042)	(30,863)	(185,037)	(7,077,240)
Other operating expenses	(11,274,663)	(3,691,407)	(2,165,681)	(1,771,245)	(5,369)	(305,395)	(117,669)	(19,331,429)
Operating income	(15,299,398)	329,693	24,829,469	(2,078,405)	2,447,954	1,951,889	86,899	12,268,101
Income from associates and joint ventures	—	—	—	18,983	—	—	(18,983)	—
Result before taxes	(15,299,398)	329,693	24,829,469	(2,059,422)	2,447,954	1,951,889	67,916	12,268,101
Income tax	4,059,222	221,470	(6,527,266)	361,314	(865,969)	(772,750)	1,548,996	(1,974,983)
Net (loss) / income	(11,240,176)	551,163	18,302,203	(1,698,108)	1,581,985	1,179,139	1,616,912	10,293,118
Net (loss) / income for the year attributable to owners of the parent company	(11,240,174)	551,163	18,302,203	(1,698,108)	1,581,986	1,179,136	1,614,289	10,290,495
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	2,623	2,623
Other comprehensive (loss)/income	647,294	340,978	1,408,984	—	—	—	(34,208)	2,363,048
Other comprehensive (loss) / income attributable to owners of the parent company	647,294	340,978	1,408,984	—	—	—	(36,495)	2,360,761
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	2,287	2,287
Comprehensive (loss)/income for the year	(10,592,882)	892,141	19,711,187	(1,698,108)	1,581,985	1,179,139	1,582,704	12,656,166
Comprehensive (loss) / income attributable to owners of the parent company	(10,592,880)	892,141	19,711,187	(1,698,108)	1,581,986	1,179,136	1,577,794	12,651,256
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	4,910	4,910

4.    INCOME TAX

Tax inflation adjustment

Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or incorporate to the tax result of the

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3 year inflation rate determined using the consumer price index is greater than 100%.

The positive or negative inflation adjustment, as the case may be, that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1, 2019, a sixth (1/6) should be allocated in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. Subsequently, and for the years beginning on or after.

Since January 1, 2021, the allocation of the inflation adjustment will be made in its entirety (100%), without any deferral. In this sense, in the current fiscal period the Group has computed the entire inflation adjustment calculated for this year.

Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal period 2020 considering the total effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1, 2021, inclusive.

The new Tax rates are:

• Up to $5,000,000 of the accumulated taxable net profit: they will pay a tax of 25%;

• More than $5,000,000 and up to $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $1,250,000 plus a tax 30% rate on the excess of $5,000,000.

• More than $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $14,750,000 plus a tax 35% rate on the excess of $50,000,000.

The amounts provided above will be adjusted annually as of January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October year prior to the adjustment, with respect to the same month of the previous year.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The following is a reconciliation between the income tax charged to income as of December 31, 2022,  2021 and 2020 and that which would result from applying the current tax rate on the accounting profit

	12/31/2022	12/31/2021	12/31/2020
Income before taxes	(8,620,431)	(2,837,061)	12,268,101
Tax rate	34%	28%	30%
Income for the year at tax rate	(2,967,601)	(780,253)	3,680,430
Permanent differences at tax rate:
Contribution SGR (Mutual Guarantee Societies)	(187,991)	(562,465)	(955,901)
Tax inflation adjustment	(2,187,304)	218,198	(42,460)
Income tax return	34,862	51,612	(50,359)
Effect of tax rate change on deferred tax	1,712,213	1,483,722	(1,675,998)
Non-deductible results	9,807	134,427	1,019,271
Income tax	(3,586,014)	545,241	1,974,983

4.1Deferred tax

The net position of the deferred tax is as follows:

	12/31/2022	12/31/2021
Deferred tax assets	12,196,868	6,301,474
Deferred tax liability	(181,543)	(120,258)
Net assets by deferred tax	12,015,325	6,181,216

Deferred taxes to be recovered in more than 12 months	9,993,005	3,129,388
Deferred taxes to be recovered in 12 months	2,203,863	3,172,086
Subtotal – Deferred tax assets	12,196,868	6,301,474
Deferred taxes to be paid in more than 12 months	(810,164)	(165,323)
Deferred taxes to be paid in 12 months	628,621	45,065
Subtotal – Deferred tax liabilities	(181,543)	(120,258)
Total Net Assets by deferred Tax	12,015,325	6,181,216

According to the analysis carried out by Grupo Supervielle, it is considered that the assets detailed above meet the requirements to consider them recoverable.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at	(Charge)/Credit	Balance at
	12/31/2021	to Income/OCI	12/31/2022
Intangible assets	(2,837,272)	63,842	(2,773,430)
Loan Loss Reserves	2,945,323	(994,337)	1,950,986
Property, plant and equipment	(7,770,156)	5,174,798	(2,595,358)
Foreign Currency	(101,579)	—	(101,579)
Tax Loss Carry Forward	7,678,038	4,422,707	12,100,745
Inflation adjustment credit	3,839,317	(1,020,424)	2,818,893
Provisions	592,442	(57,395)	535,047
Others	1,835,103	(1,755,082)	80,021
Total	6,181,216	5,834,109	12,015,325

	Balance at	(Charge)/Credit	Balance at
	12/31/2020	to Income	12/31/2021
Intangible assets	(2,869,705)	32,433	(2,837,272)
Retirement plans	340,596	(340,596)	-
Loan Loss Reserves	6,403,000	(3,457,677)	2,945,323
Property, plant and equipment	(3,462,205)	(4,307,951)	(7,770,156)
Foreign Currency	(126,072)	24,493	(101,579)
Tax Loss Carry Forward	660,569	7,017,469	7,678,038
Repo transactions	7,418,431	(3,579,114)	3,839,317
Provisions	415,102	177,340	592,442
Others	846,278	988,825	1,835,103
Total	9,625,994	(3,444,778)	6,181,216

	12/31/2022
Year of generation	Amount	Year Due	Deferred Tax Assets
2019	9,601	2024	3,360
2020	2,338	2025	818
2021	15,715,468	2026	5,500,414
2022	18,846,152	2027	6,596,153
Total	34,573,558		12,100,745

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

5.  FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31, 2022 and 2021:

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2022	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	48,399,468	—	48,399,468
- Debt securities at fair value through profit or loss	22,384,677	—	—	22,384,677
- Derivatives	295,555	—	—	295,555
- Reverse Repo transactions	—	21,581,438	—	21,581,438
- Other financial assets	5,962,142	2,144,977	—	8,107,119
- Loans and other financing	—	235,591,198	—	235,591,198
- Other debt securities	—	59,999,337	209,735,714	269,735,051
- Financial assets pledged as collateral	14,381,760	86,905	—	14,468,665
- Investments in Equity Instruments	268,960	—	233,600	502,560
Total Assets	43,293,094	367,803,323	209,969,314	621,065,731
Liabilities
- Deposits	—	547,516,935	—	547,516,935
- Liabilities at fair value through profit or loss	2,139,170	—	—	2,139,170
- Other financial liabilities	17,813,339	292,143	—	18,105,482
- Financing received from the Argentine Central Bank and other financial institutions	—	5,529,676	—	5,529,676
- Unsubordinated debt securities	—	561,409	—	561,409
Total Liabilities	19,952,509	553,900,163	—	573,852,672

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2021	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	63,452,161	—	63,452,161
- Debt securities at fair value through profit or loss	38,486,623	—	—	38,486,623
- Derivatives	432,164	—	—	432,164
- Reverse Repo transactions	—	83,468,057	—	83,468,057
- Other financial assets	24,112,684	3,008,295	—	27,120,979
- Loans and other financing	—	302,853,393	—	302,853,393
- Other debt securities	—	16,044,300	137,706,426	153,750,726
- Financial assets pledged as collateral	15,749,311	885,898	—	16,635,209
- Investments in Equity Instruments	305,851	—	208,948	514,799
Total Assets	79,086,633	469,712,104	137,915,374	686,714,111
Liabilities
- Deposits	—	561,896,707	—	561,896,707
- Liabilities at fair value through profit or loss	3,999,525	—	—	3,999,525
- Other financial liabilities	44,823,532	1,498,758	—	46,322,290
- Financing received from the Argentine Central Bank and other financial institutions	—	12,179,537	—	12,179,537
- Unsubordinated debt securities	—	2,063,327	—	2,063,327
Total Liabilities	48,823,057	577,638,329	—	626,461,386

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

6.    FAIR VALUES

6.1  Fair Value of Financial Instruments

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that Grupo Supervielle is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly affected by the assumptions used.Grupo Supervielle classifies fair values of financial instruments in a three level hierarchy according to the reliability of the inputs used to determine them.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quoted price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on Grupo Supervielle’s specific estimates. If all significant inputs required to determine fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

Grupo Supervielle’s financial instruments measured at fair value as of December 31, 2022 and 2021 are detailed below:

Financial Instruments as of 12/31/2022	FV level 1	FV level 2	FV level 3	Total
Assets
- Debt securities at fair value through profit or loss	22,381,002	3,675	—	22,384,677
- Derivatives	295,555	—	—	295,555
- Other financial assets	5,962,142	—	—	5,962,142
- Other debt securities	7,375,294	202,360,420	—	209,735,714
- Financial assets pledged as collateral	14,381,760	—	—	14,381,760
- Investments in Equity Instruments	268,960	—	233,600	502,560
Total Assets	50,664,713	202,364,095	233,600	253,262,408
Liabilities
- Liabilities at fair value through profit or loss	2,139,170	—	—	2,139,170
- Other financial liabilities	17,813,339	—	—	17,813,339
Total Liabilities	19,952,509	—	—	19,952,509

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Financial Instruments as of 12/31/2021	FV level 1	FV level 2	FV level 3	Total
Assets
- Debt securities at fair value through profit or loss	37,879,808	606,815	—	38,486,623
- Derivatives	432,164	—	—	432,164
- Other financial assets	24,112,684	—	—	24,112,684
- Other debt securities	26,112,213	111,594,213	—	137,706,426
- Financial assets pledged as collateral	15,749,311	—	—	15,749,311
- Investments in Equity Instruments	305,851	—	208,948	514,799
Total Assets	104,592,031	112,201,028	208,948	217,002,007
Liabilities
- Liabilities at fair value through profit or loss	3,999,525	—	—	3,999,525
- Other financial liabilities	44,823,532	—	—	44,823,532
Total Liabilities	48,823,057	—	—	48,823,057

Below is shown the reconciliation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2021	Transfers	Additions	Disposals	P/L	12/31/2022
Assets
- Investments in equity instruments	208,948	—	86,273	(14,645)	(46,976)	233,600

Grupo Supervielle’s policy is to recognize transfers between fair value levels only at end of period.

Valuation Techniques

Valuation techniques to determine fair values Level 2 and Level 3  include the following:

●	Market or quoted prices for similar instruments.
●	The estimated present value of instruments.

The valuation technique to determine fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices).

For Level 2 and 3, Grupo Supervielle uses valuation techniques through spot rate curves which calculate the yield upon market prices.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The principal inputs and method considered by Grupo Supervielle for its determination of fair values under the linear interpolation model are:

●	Instrument prices that were quoted between the date the curve is estimated and the settlement date of the latest payment available.
●	Implicit rates in the last available tender.
●	Only instruments that have been traded with a 24-hour settlement are considered.
●	If the same instrument has been listed on MAE (“Mercado Abierto Electrónico”) and Bolsar, only the market price that has been traded in the market with higher volume is considered
●	The yield curve is standardized based on a set of nodes, each of which has an associated expiration date.
●	Instruments denominated in U.S. dollars are converted at the exchange rate on the date the instrument is negotiated.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

●	The Spot rate curves in pesos + BADLAR and the Spot rate curve in U.S. dollars are established based on bonds predefined by Financial Risk Management.
●	The main source of prices for Bonds is MAE, without considering those corresponding to operations for own portfolio.
●	The portfolio of bonds used as input is changed with every issuance.

Grupo Supervielle periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.

In the event that the transaction price differs from the determined fair value, if the fair value is not level 1, the difference will be recognized in the income statement proportionally for the duration of the instrument.

6.2    Fair Value of other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at fair value in these consolidated financial statements:

●	Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
●	Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of Grupo Supervielle’s portfolio.
●	For listed assets and the quoted debt, fair value was determined based on market prices.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2022 and 2021, respectively:

Other Financial Instruments as of 12/31/2022	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	48,399,468	48,399,468	48,399,468	—	—
- Other financial assets	2,144,977	2,144,977	2,144,977	—	—
- Loans and other financing	235,591,198	236,377,924	—	—	236,377,924
- Reverse Repo transactions	21,581,438	21,581,438	21,581,438	—	—
- Other Debt Securities	59,999,337	62,210,455	32,701,755	29,508,700	—
- Financial assets Pledged as collateral	86,905	86,905	86,905	—	—
	367,803,323	370,801,167	104,914,543	29,508,700	236,377,924
Financial Liabilities
- Deposits	547,516,935	562,018,078	—	—	562,018,078
- Other financial liabilities	292,143	292,143	292,143	—	—
- Financing received from the Central Bank and other financial institutions	5,529,676	8,681,274	—	—	8,681,274
- Unsubordinated Debt securities	561,409	561,409	561,409	—	—
- Subordinated Debt securities	—	—	—	—	—
	553,900,163	571,552,904	853,552	—	570,699,352

Other Financial Instruments as of 12/31/2021	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	63,452,161	63,452,161	63,452,161	—	—
- Other financial assets	3,008,295	3,008,294	3,008,294	—	—
- Loans and other financing	302,853,393	328,871,032	—	—	328,871,032
- Reverse Repo transactions	83,468,057	83,468,057	83,468,057	—	—
- Other Debt Securities	16,044,300	16,044,301	16,044,301	—	—
- Financial assets Pledged as collateral	885,898	885,898	885,898	—	—
	469,712,104	495,729,743	166,858,711	—	328,871,032
Financial Liabilities
- Deposits	561,896,707	564,592,298	—	—	564,592,298
- Other financial liabilities	1,498,758	1,498,758	1,498,758	—	—
- Financing received from the Central Bank and other financial institutions	12,179,537	12,895,022	—	—	12,895,022
- Unsubordinated Debt securities	2,063,327	2,063,327	2,063,327	—	—
- Subordinated Debt securities	—	—	—	—	—
	577,638,329	581,049,405	3,562,085	—	577,487,320

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

6.3    Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value through profit or loss as of December 31, 2022 and 2021:

	12/31/2022	12/31/2021
Grupo Financiero Galicia S.A.	5,026	31,699
Pampa Holding S.A	46,530	48,116
Loma Negra S.A.	33,016	31,334
YPF SA	45,593	18,755
Ternium Argentina S.A.	13,738	65,160
Aluar S.A	54,284	35,337
Transener S.A.	5,564	14,200
Others	65,209	61,250
Total	268,960	305,851

The following are the equity instruments measured at Fair Value through Other Comprehensive Income as of December 31, 2022 and 2021:

	FV at	Income			FV at
Detail	12/31/2021	through OCI	Disposals	Additions	12/31/2022
Mercado Abierto Electrónico S.A.	89,112	3,384	-	-	92,496
Play Digital S.A.	71,989	(55,626)	(14,645)	86,272	87,990
Seguro de Depósitos S.A	13,701	(3,057)	-	-	10,644
Compensador Electrónica S.A.	22,072	10,616	-	-	32,688
Provincanje S.A.	8,627	(1,373)	-	-	7,254
Cuyo Aval Sociedad de Garantía Recíproca	2,715	(842)	-	-	1,873
Argencontrol S.A.	306	18	-	-	324
IEBA S.A.	119	(58)	-	-	61
Otras Sociedades de Garantía Recíproca	307	(37)	-	-	270
Total	208,948	(46,975)	(14,645)	86,272	233,600

	FV at	Income			FV at
Detail	12/31/2020	through OCI	Disposals	Additions	12/31/2021
Mercado Abierto Electrónico S.A.	13,554	75,558	—	—	89,112
Play Digital S.A.	58,670	(102,057)	—	115,376	71,989
Seguro de Depósitos S.A	4,745	8,956	—	—	13,701
Compensador Electrónica S.A.	2,704	19,368	—	—	22,072
Provincanje S.A.	802	7,825	—	—	8,627
Cuyo Aval Sociedad de Garantía Recíproca	4,223	(1,508)	—	—	2,715
Argencontrol S.A.	368	(62)	—	—	306
Los Grobo Sociedad de Garantía Recíproca	214	(214)	—	—	—
IEBA S.A.	179	(60)	—	—	119
Otras Sociedades de Garantía Recíproca	391	(84)	—	—	307
Total	85,850	7,722	—	115,376	208,948

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

7.    FINANCE LEASES

7.1    The Group as lessee

(i)    The following table shows the carrying amount in the statement of financial position:

	12/31/2022	12/31/2021
Right-of-use asset
Land and buildings	5,424,368	6,163,928
Lease liability
Current	960,674	1,604,291
Non-current	607,788	1,041,516
Total	1,568,462	2,645,807

(ii)    The following table shows the amounts charged in the income statement:

Items	12/31/2022
Right-of-use assets – Depreciation	1,914,585
Interest expenses on lease liabilities (Other operating expenses)	499,393

(iii)    Lease activities:

Grupo Supervielle leases several branches. Rental agreements are generally made for fixed periods of 1 to 3 years, but may have extension options as described in (iv) below.

Contracts may contain lease components or not. Grupo Supervielle assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which Grupo Supervielle is a lessee, it has chosen not to separate the lease components and those that are not, and instead counts them as a single lease component.

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

Assets and liabilities arising from leases are initially measured based on the present value. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including fixed payments in substance), less any incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by Grupo Supervielle under residual value guarantees;
●	the exercise price of a purchase option if Grupo Supervielle is reasonably certain to exercise that option, and

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

●	payments of penalties for terminating the lease, if the lease term reflects Grupo Supervielle exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in Grupo Supervielle, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, Grupo Supervielle:

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

Grupo Supervielle is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to profit or loss during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

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

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less and that does not contains a purchase option. Low-value assets include computer equipment and small items of office furniture.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

(iv)    Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by Grupo Supervielle and not by the respective lessor.

7.2    The Group as lessor

The following is a breakdown of the maturities of Grupo Supervielle’s financial and operating leases receivables and of the current values as of December 31, 2022 and 2021:

Financial Lease Receivables	12/31/2022	12/31/2021
Up to 1 year	7,670,806	6,856,845
More than a year up to two years	6,865,284	5,763,027
From two to three years	4,676,715	4,381,479
From three to five years	2,805,005	2,656,452
More than five years	204,987	28,987
Total	22,222,797	19,686,790
Unearned financial income	(11,533,816)	(8,005,394)
Net investment in the lease	10,688,981	11,681,396

The balance of allowance for loan losses related to finance leases amounts to 90,056 and 314,852 as of December 31, 2022 and 2021:

Operating Lease Receivables	12/31/2022	12/31/2021
Up to 1 year	55,908	27,151
More than a year up to two years	74,929	17,925
From two to three years	27,138	-
Total	157,975	45,076

8.    REPO AND REVERSE REPO TRANSACTIONS

Grupo Supervielle carries out repo transactions in which it performs the spot sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in " Repo Transactions " at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 "Financial Instruments") are not met.

The residual values of assets transferred under reverse repo transactions as of December 31, 2022 and 2021 are detailed below:

Reverse Repo Transactions:

Book Value
December 31, 2022	21,581,438
December 31, 2021	83,468,057

9.    DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, Grupo Supervielle enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

These instruments include:

●	Forwards and futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument.

Forwards contracts are OTC agreements and are principally dealt in by Grupo Supervielle in foreign exchange as forward agreements.

●	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.
●	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2022 and 2021, the following amounts were recorded for operations related to derivatives:

	12/31/2022	12/31/2021
Amounts receivable for spot and forward transactions pending settlement	203,748	417,814
Amounts payable for spot and forward transactions pending settlement	58,758	14,350
Put option taken	33,049	—
	295,555	432,164

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2022 and 2021:

	12/31/2022	12/31/2021
Forward sales of foreign exchange without delivery of underlying assets	13,516,700	7,561,427
Forward purchases of foreign exchange without delivery of underlying assets	4,009,654	3,465,396

The incomes/(expenses) generated by derivative financial instruments during the years ended December 31, 2022, 2021 and 2020 amounted to 663,196, 3,086,983 and 529,541  respectively.

10.    EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to Grupo Supervielle´s shareholders by the weighted average number of outstanding common shares during the period. As Grupo Supervielle does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2022	12/31/2021	12/31/2020
Income attributable to shareholders of the group	(5,028,955)	(3,378,763)	10,290,495
Weighted average of ordinary shares (thousands)	454,274	456,722	456,722
Income per share	(11.07)	(7.40)	22.53

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

11.    SPECIAL TERMINATION ARRANGEMENTS

As of December 31, 2022 and 2021, special termination arrangements amounted to Ps. 2,383,462 and Ps. 3,057,602, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2022 and 2021 were Ps. 1,672,716 and Ps. 972,190, respectively including in Other non-financial liabilities.

The evolution during each period is detailed below:

	12/31/2022	12/31/2021
Balances at the beginning	3,057,602	3,371,032
Additions to profit or loss	1,672,716	972,190
Benefits paid to participants	(2,346,856)	(1,285,620)
Balances at closing	2,383,462	3,057,602

12.   PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2022 and 2021 are as follows:

	Gross carrying amount							Depreciation
	At the													Net
	beginning				Additions by		At the	At the		Additions by				carrying
	of the	Useful			business		end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	combinations	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2022
Cost model
Furniture and facilities	4,373,754	10	—	144,217	—	—	4,517,971	(3,476,022)	58,292	—	(301,972)	—	(3,719,702)	798,269
Machinery and equipment	16,013,931	5	—	340,487	—	(227,007)	16,127,411	(13,454,550)	211,837	—	(1,116,499)	—	(14,359,212)	1,768,199
Vehicles	799,959	5	—	247,011	—	(295,481)	751,489	(364,862)	182,719	—	(147,336)	—	(329,479)	422,010
Right of use assets	6,163,928	3	—	1,141,638	—	(1,881,198)	5,424,368	(3,008,407)	1,817,423	—	(1,914,585)	—	(3,105,569)	2,318,799
Construction in progress	2,709,633	0	—	1,112,246	—	(1,412,578)	2,409,301	—	—	—	—	—	—	2,409,301
Revaluation model
Land and Buildings	12,184,688	50	(838,547)	2,733	—	(9,133)	11,339,741	(446,796)	—	—	(235,731)	—	(682,527)	10,657,214
Total	42,245,893	—	(838,547)	2,988,332	—	(3,825,397)	40,570,281	(20,750,637)	2,270,271	—	(3,716,123)	—	(22,196,489)	18,373,792

	Gross carrying amount							Depreciation
	At the													Net
	beginning				Additions by		At the	At the		Additions by				carrying
	of the	Useful			business		end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	combinations	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2021
Cost model
Furniture and facilities	4,176,818	10	—	287,552	—	(90,616)	4,373,754	(3,336,482)	134,836	—	(274,376)	—	(3,476,022)	897,732
Machinery and equipment	15,250,202	5	—	1,133,404	—	(369,675)	16,013,931	(12,843,400)	318,508	—	(929,658)	—	(13,454,550)	2,559,381
Vehicles	766,998	5	—	193,116	—	(160,155)	799,959	(353,158)	139,341	—	(151,045)	—	(364,862)	435,097
Right of use assets	6,312,483	3	—	2,347,367	—	(2,495,922)	6,163,928	(2,783,748)	1,839,911	—	(2,064,570)	—	(3,008,407)	3,155,521
Construction in progress	1,877,037	0	—	1,687,251	—	(854,655)	2,709,633	—	—	—	—	—	—	2,709,633
Revaluation model
Land and Buildings	12,357,041	50	204,632	8,997	—	(385,982)	12,184,688	(537,390)	357,036	—	(266,442)	—	(446,796)	11,737,892
Total	40,740,579	—	204,632	5,657,687	—	(4,357,005)	42,245,893	(19,854,178)	2,789,632	—	(3,686,091)	—	(20,750,637)	21,495,256

12.1    Revaluation of Property, Plant and Equipment

Grupo Supervielle´s properties, plant and equipment measured at revaluation model were valued at each reporting date by an independent expert. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2022.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

			Residual
			Value
			according to
	Revaluation	Revalued	the cost
Class	date	amount	model	Difference
Land and buildings	12/31/2022	10,657,214	7,089,416	3,567,798
Land and buildings	12/31/2021	11,737,892	7,332,405	4,405,487

13.INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2022 and 2021 were as follows:

	At the			P/L for
	Beginning	Total useful		changes				As of
Item	of the year	life	Additions	in the FV	Additions	Disposals	of the year	12/31/2022
Cost model
Rented properties	273,697	5	—	—	62,801	(29,163)	(44,947)	262,388
Measurement at fair value
Rented properties	16,669,654	50		(803,858)	774,868	—	—	16,640,664
TOTAL INVESTMENT PROPERTIES	16,943,351		—	(803,858)	837,669	(29,163)	(44,947)	16,903,052

	At the			P/L for
	Beginning	Total useful		changes				As of
Item	of the year	life	Additions	in the FV	Additions	Disposals	of the year	12/31/2021
Cost model
Rented properties	106,668	5	—	—	182,496	—	(15,467)	273,697
Measurement at fair value
Rented properties	17,528,731	50		(859,077)	—	—	—	16,669,654
TOTAL INVESTMENT PROPERTIES	17,635,399	—	—	(859,077)	182,496	—	(15,467)	16,943,351

Investment properties are measured at fair value which is determined by an independent expert.

14.    INTANGIBLE ASSETS

Intangible assets of Grupo Supervielle for fiscal years ended on December 31, 2022 and 2021 are as follows:

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2022
Measurement at cost
Goodwill	10,702,288	—	—	(738,774)	—	9,963,514	—	—	—	—	—	9,963,514
Brands	588,043	—	—	—	—	588,043	—	—	—	—	—	588,043
Other intangible assets(*)	22,834,174	5,686,409	—	—	(182,978)	28,337,605	(11,875,023)	156,023	—	(4,894,310)	(16,613,310)	11,724,295
TOTAL	34,124,505	5,686,409	—	(738,774)	(182,978)	38,889,162	(11,875,023)	156,023	—	(4,894,310)	(16,613,310)	22,275,852

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2021
Measurement at cost
Goodwill	10,702,288	—	—	—	—	10,702,288	—	—	—	—	—	10,702,288
Brands	588,043	—	—	—	—	588,043	—	—	—	—	—	588,043
Other intangible assets(*)	16,580,162	6,288,154	—	—	(34,142)	22,834,174	(7,928,203)	11,393	—	(3,958,213)	(11,875,023)	10,959,151
TOTAL	27,870,493	6,288,154	—	—	(34,142)	34,124,505	(7,928,203)	11,393	—	(3,958,213)	(11,875,023)	22,249,482

(*)mainly include systems and programs.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

14.1    Goodwill impairment

Goodwill is assigned to Grupo Supervielle’s cash generating units on the basis of the operating segments.

	12/31/2022	12/31/2021
Supervielle Seguros S.A.	28,479	28,479
IUDÚ Compañia Financiera S.A	—	717,333
Banco Regional de Cuyo S.A.	149,316	149,316
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	5,427,807	5,427,807
Micro Lending S.A.U.	4,273,695	4,273,695
Supervielle Agente de Negoación S.A.U.	15,075	15,075
DolarIOL S.A.U.	—	21,441
Others	69,142	69,142
TOTAL	9,963,514	10,702,288

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

The discount rates used  were 15%  and are the respective average cost of capital (“WACC”), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2022	2023	2024	2025	2026	2027
Inflation (end of period)	95.0%	91.0%	60.6%	41.1%	35.6%	35.6%
Inflation (average)	72.4%	93.0%	73.3%	48.1%	37.6%	35.6%
Cost of funding (average)	53.2%	73.4%	52.4%	37.8%	33.2%	33.2%
Loan’s interest rate (average)	58.5%	87.7%	72.8%	52.8%	47.9%	47.9%

The goodwill values  recorded as of December 31, 2022 and 2021, have been tested as for impairment as of the date of the financial statements. As of December 31, 2022, an impairment was identified in in the goodwill of IUDU Compañía Financiera S.A. and Dollar IOL S.A. The sensitivity analysis for the cash-generating unit to which the Goodwill was allocated was based on a 1% increase in the weighted average cost of capital. Grupo Supervielle concluded that no additional impairment loss would need to be recognized on the Goodwill  in the segment under these conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

15.    COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

15.1    Debt securities at fair value through profit or loss

	12/31/2022	12/31/2021
Government securities	15,745,113	37,147,434
Corporate securities	6,639,564	606,816
Securities issued by the Central Bank	—	732,373
	22,384,677	38,486,623

15. 2   Derivatives

	12/31/2022	12/31/2021
Debtor balances related to forward operations in foreign currency to be settled in pesos	203,748	417,814
Debtor balances related to forward operations in foreign currency	58,758	14,350
Put option taken	33,049	—
	295,555	432,164

15.3  Other financial assets

	12/31/2022	12/31/2021
Participation Certificates in Financial Trusts	158,401	167,559
Investments in Asset Management and Other Services	2,164,184	4,019,951
Other investments	1,030,662	1,010,815
Receivable from spot sales pending settlement	2,395,315	19,210,706
Several debtors	2,191,456	1,357,424
Miscellaneous debtors for credit card operations	167,101	1,257,067
Miscellaneous debtors for collections	—	97,457
	8,107,119	27,120,979

15.4    Other debt securities

	12/31/2022	12/31/2021
Debt securities	5,658,969	429,369
Government securities	36,917,618	42,167,720
Securities issued by the Central Bank	227,158,416	111,153,464
Others	48	173
	269,735,051	153,750,726

15.5   Financial assets pledged as collateral

	12/31/2022	12/31/2021
Special guarantees accounts in the Argentine Central Bank	10,294,615	12,691,876
Deposits in guarantee	4,174,050	3,943,333
	14,468,665	16,635,209

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

15.6   Inventories

	12/31/2022	12/31/2021
Electronics	67,090	271,602
Obsolescence Reserve	—	(5,174)
	67,090	266,428

15.7   Other non-financial assets

	12/31/2022	12/31/2021
Other Miscellaneous assets	2,470,942	2,443,232
Loans to employees	860,120	451,903
Payments in advance	1,333,131	1,539,540
Other non-financial assets	137,373	128,184
Retirement Plan	124,568	135,709
Works of art and collector's pieces	82,705	95,094
	5,008,839	4,793,662

15.8  Deposits

	12/31/2022	12/31/2021
Non-financial sector	27,843,116	22,352,551
Financial sector	101,430	76,162
Current accounts	50,574,131	61,528,491
Savings accounts	271,188,474	305,671,184
Time deposits and investments accounts	150,744,921	163,834,532
Others	47,064,863	8,433,787
	547,516,935	561,896,707

15.9   Liabilities at fair value through profit or loss

	12/31/2022	12/31/2021
Liabilities for transactions in local currency	1,270,093	2,657,571
Liabilities for transactions in foreign currency	869,077	1,341,954
	2,139,170	3,999,525

15.10    Other financial liabilities

	12/31/2022	12/31/2021
Amounts payable for spot transactions pending settlement	2,062,722	25,036,289
Collections and other operations on behalf of third parties	14,386,907	17,519,227
Fees accrued to pay	3,680	13,304
Financial guarantee contracts	24,402	27,661
Liabilities associated with the transfer of financial assets not derecognized	—	1,074,393
Lease liability	1,568,462	2,645,807
Others	59,309	5,609
	18,105,482	46,322,290

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

15.11   Financing received from the Argentine Central Bank and other financial institutions

	12/31/2022	12/31/2021
Financing received from local financial institutions	3,819,232	2,017,925
Financing received from international institutions	1,710,444	10,161,612
	5,529,676	12,179,537

15.12   Provisions

	12/31/2022	12/31/2021
Eventual commitments	87,249	116,256
Unused Balances of Credit Cards	455,424	404,901
Other contingencies	1,148,983	1,258,612
	1,691,656	1,779,769

15.13   Other non-financial liabilities

	12/31/2022	12/31/2021
Payroll and social securities	11,318,832	12,182,997
Sundry creditors	9,206,832	11,513,613
Revenue from contracts with customers (1)	328,012	357,894
Tax payable	7,085,989	6,739,675
Social security payment orders pending settlement	748,064	785,876
Other	107,664	120,343
	28,795,393	31,700,398

(1)	Deferred income resulting from contracts with customers includes the liability for the customers’ loyalty program. Grupo Supervielle estimates the value of the points granted to customers through the application of a mathematical model that considers assumptions about redemption rates, the fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of un-redeemed points.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

15.14   Interest Income

	12/31/2022	12/31/2021	12/31/2020
Interest on overdrafts	7,537,097	6,103,081	7,875,342
Interest on promissory notes	20,561,099	21,806,715	18,307,059
Interest on personal loans	29,590,308	37,793,670	41,673,623
Interest on corporate unsecured loans	16,284,814	13,476,675	17,587,964
Interest on credit card loans	14,730,148	11,546,621	11,227,684
Interest on mortgage loans	18,113,794	13,757,962	11,745,104
Interest on automobile and other secured loan	4,213,953	3,016,404	2,171,083
Interest on foreign trade loans	1,287,776	2,422,345	4,272,549
Interest on financial leases	4,580,097	3,080,043	2,071,129
Interest on public and private securities measured at amortized cost	124,280,620	53,904,404	60,345,952
Others	10,694,120	34,570,333	12,955,694
Total	251,873,826	201,478,253	190,233,183

15.15   Interest Expenses

	12/31/2022	12/31/2021	12/31/2020
Interest on current accounts deposits	67,816,547	41,178,718	18,597,380
Interest on time deposits	94,781,418	73,231,650	57,555,195
Interest on other financial liabilities	1,274,421	2,693,801	6,721,267
Interest from financing from financial sector	1,077,969	356,084	296,475
Others	555,986	388,664	857,006
Total	165,506,341	117,848,917	84,027,323

15.16   Net income from financial instruments at fair value through profit or loss

	12/31/2022	12/31/2021	12/31/2020
Income from corporate and government securities	16,522,687	13,548,213	8,820,689
Income from securities issued by the Argentine Central Bank	1,060,836	680,886	398,377
Derivatives	663,196	3,086,983	529,542
Total	18,246,719	17,316,082	9,748,608

15.17   Service fee income

	12/31/2022	12/31/2021	12/31/2020
Commissions from deposits accounts	12,250,189	12,655,098	13,605,729
Commissions from credit and debit cards	9,546,677	9,714,194	10,036,236
Commissions from loans operations	305,141	308,447	484,704
Others Commissions	8,237,061	9,785,059	9,667,934
Total	30,339,068	32,462,798	33,794,603

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

15.18   Service fee expenses

	12/31/2022	12/31/2021	12/31/2020
Commissions paid	10,470,112	9,657,854	10,202,182
Export and foreign currency operations	253,043	238,577	230,580
Total	10,723,155	9,896,431	10,432,762

15.19   Income from insurance activities

	12/31/2022	12/31/2021	12/31/2020
Accrued premiums	6,420,960	6,957,274	6,765,070
Accrued losses	(1,017,709)	(1,357,796)	(907,941)
Production expenses	(876,879)	(1,175,246)	(942,651)
Total	4,526,372	4,424,232	4,914,478

15.20   Other operating income

	12/31/2022	12/31/2021	12/31/2020
Loans recovered and allowances reversed	3,252,298	3,338,184	1,683,227
Insurance commissions	—	493	151,497
Rental from safety boxes	762,668	748,974	1,000,573
Returns of risk funds	1,562,986	2,416,374	3,574,582
Commissions from trust services	81,322	86,860	28,339
Adjustment of various credits	437,737	333,772	626,057
Sale of fixed assets	28,614	17,444	393,942
Others	4,365,792	3,531,683	3,654,276
Total	10,491,417	10,473,784	11,112,493

15.21   Personnel expenses

	12/31/2022	12/31/2021	12/31/2020
Payroll and social securities	49,541,757	46,179,965	49,051,781
Others expenses	4,350,789	3,670,186	4,392,569
Total	53,892,546	49,850,151	53,444,350

15.22   Administrative expenses

	12/31/2022	12/31/2021	12/31/2020
Directors´ and statutory auditors’fees	797,886	792,637	1,004,188
Professional fees	8,305,036	8,755,543	8,949,970
Advertising and publicity	2,213,501	2,237,122	2,024,957
Taxes	6,451,913	6,586,781	5,462,877
Maintenance, security and services	6,923,964	8,019,296	8,301,300
Rent	78,955	152,868	211,843
Others	3,791,566	3,367,374	4,383,899
Total	28,562,821	29,911,621	30,339,034

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

15.23  Depreciation and impairment of non-financial assets

	12/31/2022	12/31/2021	12/31/2020
Depreciation of property, plant and equipment	1,801,538	1,621,521	1,538,369
Depreciation of other non-financial assets	749,390	585,375	688,436
Depreciation of intangible assets	4,894,310	3,958,213	2,555,881
Depreciation of right-of-use assets	1,914,585	2,064,570	2,294,554
Impairment of other non-financial assets	—	610	—
Impairment of goodwill	738,774	—	—
Total	10,098,597	8,230,289	7,077,240

15.24  Other operating expenses

	12/31/2022	12/31/2021	12/31/2020
Promotions related with credit cards	1,734,064	1,771,342	1,544,669
Turnover tax	17,218,668	15,858,707	11,615,533
Fair value on initial recognition of loans	154,086	383,330	574,696
Contributions made to deposit insurance system	895,057	957,301	852,123
Others	6,627,215	4,108,505	4,744,408
Total	26,629,090	23,079,185	19,331,429

16.    COMMITMENTS AND CONTINGENCIES

The provisions recorded are detailed below:

	12/31/2022	12/31/2021
Legal issues	197,158	141,755
Labor lawsuits	580,669	624,610
Tax	181,830	277,032
Unused Balances of Credit Cards	455,424	404,901
Charges to be paid to National Social Security Administration	135,676	105,301
Judicial Deposits	47,448	53,373
Eventual commitments	87,249	116,256
Others	6,202	56,541
Total	1,691,656	1,779,769

17.    RELATED PARTY TRANSACTIONS

Related parties are those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity’s financial or operating decisions.

Grupo Supervielle controls another entity when it has power over other entities’ financial and operating decisions and also receives benefits from such entity. The subsidiaries that Grupo Supervielle has control are detailed in Note 1.2. On the other hand, Grupo Supervielle considers that it has joint control when there is an agreement to share control of an entity and decisions about relevant activities require unanimous consent of the parties sharing control.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Finally, those cases in which Grupo Supervielle has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. To determine these situations, not only the legal aspects are observed, but also the nature and substantiation of the relationship.

Furthermore, the key personnel of Grupo Supervielle’s Management (Board of Directors members and Managers of Grupo Supervielle and its subsidiaries) are considered as related parties.

Controlling Interest

Mr. Julio Patricio Supervielle is the main shareholder of Grupo Supervielle. Julio Patricio Supervielle´s interest in share capital and votes of Grupo Supervielle as of December 31, 2022 and December 31, 2021 is 35.12%.

Remuneration of key personnel

The remuneration received by the key personnel of Grupo Supervielle as of December 31, 2022 and 2021 amounts to 1.279.0 million and 1.373.5 million respectively.

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2022 and 2021:

	As of	As of
	December 31, 2022	December 31, 2021
Aggregate total financial exposure	673,747	476,728
Number of recipient related parties	80	79
(a) Individuals	70	69
(b) Companies	10	10
Average total financial exposure	8,422	6,035
Single largest exposure	358,255	446,417

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

18.    INSURANCE

a.     Assets and liabilities related to insurances activities

	12/31/2022	12/31/2021
Assets related to insurance contracts ( (i) included withinLoans and other financing)
Commissions receivables	1,754,250	1,673,423
Receivables premiums	2,089	5,931
Total	1,756,339	1,679,354

Liabilities related to insurance contracts ( (ii) included withinOther non-financial liabilities)
Debt with insured	304,775	380,369
Debt with reinsurers	64,079	51,505
Debt with producers	334,779	484,538
Technical commitments	746,211	677,896
Outstanding claims paid by re-insurance companies	(1,621)	(2,734)
commissions to pay	4,217	6,910
Total	1,452,440	1,598,484

Debt with insured
Property insurance
Direct administrative insurance	79,020	73,772
Direct insurance in mediation	-	49
Claims settled to pay	140	273
Direct insurance in judgments	2,664	5,141
Claims occurred and not reported - IBNR	551	13,986
Life insurance
Direct administrative insurance	119,722	160,973
Direct insurance in judgments	2,041	2,823
Direct insurance in mediation	383	793
Claims settled to pay	20,884	32,396
Claims occurred and not reported - IBNR	79,370	90,163
Total	304,775	380,369

Debt with producers
Producers current account	37,480	45,063
Commissions for premiums receivable	297,299	439,475
Total	334,779	484,538

Technical commitments
Course and similar risk
Premiums and surcharges	746,115	667,367
Premium insufficiency	96	10,529
Total	746,211	677,896

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

b.    Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2022 and 2021 is disclosed in Note 15.19.

19.    ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2022 and 2021, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A.

	Portfolio		Net Worth		Number of Units
Asset Management and Other Service	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Premier Renta C.P. Pesos	101,661,606	98,135,716	101,528,063	97,995,350	16,191,115,975	11,713,447,317
Premier Renta Plus en Pesos	671,186	580,351	669,226	576,890	21,721,110	15,706,691
Premier Renta Fija Ahorro	12,905,041	17,957,707	12,775,831	17,840,745	712,483,562	2,136,780,683
Premier Renta Fija Crecimiento	205,918	222,501	205,377	221,883	4,920,585	4,571,392
Premier Renta Variable	599,412	798,301	584,246	792,070	5,946,886	8,944,577
Premier FCI Abierto Pymes	1,282,598	2,028,648	1,236,395	2,024,425	75,458,259	99,988,028
Premier Commodities	1,048,467	582,665	804,068	439,031	24,979,798	15,200,277
Premier Capital	6,688,744	2,801,114	6,650,992	2,768,095	476,377,885	180,998,028
Premier Inversión	1,264,380	2,563,981	1,263,772	2,562,732	1,052,023,732	1,965,594,347
Premier Balanceado	1,689,536	2,343,765	1,370,786	2,341,934	102,340,389	169,137,724
Premier Renta Mixta	3,805,353	7,166,782	3,796,118	6,390,810	616,247,881	850,150,799
Premier Renta Mixta en USD	283,405	262,797	237,883	261,196	2,569,639	2,122,092
Premier Performance en USD	542,190	1,016,561	537,053	1,009,157	4,468,523	6,455,272
Premier Global USD	66,246	517,589	65,360	516,588	321,553	2,430,000
Premier Estratégico	1,465,984	—	1,464,690	—	832,710,848	—

20.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

21.    RESTRICTED ASSETS

As of December 31, 2022 and 2021, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2022	12/31/2021
Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	10,294,615	12,691,876
Guarantee deposits for currency forward transactions	2,703,808	2,544,378
Guarantee deposits for credit cards transactions	998,480	1,298,832
Other guarantee deposits	471,762	100,123
	14,468,665	16,635,209

22.    FINANCIAL TRUSTS

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as a Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2022:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

As Settler

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

23.    ISSUANCE OF DEBT SECURITIES

Banco Supervielle S.A.

Unsubordinated Debt Securities

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

As of December 31, 2022 and 2021, the amounts outstanding and the terms corresponding to outstanding unsubordinated debt securities were as follows:

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2022	12/31/2021
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	561,409	2,063,327
Total				561,409	2,063,327

In February 2023 the Debt Securities were canceled.

Subordinated debt securities

Program for the issuance of Debt Securities for up to N/V $ 750,000 (increased to N/V $ 2,000,000) of Banco Supervielle S.A.

As of December 31, 2022 and 2021, Grupo Supervielle has no outstanding debt securities issued.

24.    RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, were applicable, are to be allocated to the Legal Reserve.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

On March 9, 2023, through Communication “A” 7719, the Central Bank authorized financial entities to distribute results for up to 40% of the accumulated retained earnings until December 31, 2022. This distribution could be made from April 1, 2023, until December 31, 2023, prior Central Bank approval, in 6 equal, monthly and consecutive installments.

Our shareholders' equity under the rules of the Argentine Central Bank comprise the following captions:

12/31/2022
Capital stock	444,411
Inflation adjustment of capital stock	8,794,281
Paid in capital	84,849,949
Treasury shares	12,311
Inflation adjustment of treasury shares	820,226
Cost of treasury shares	(1,383,270)
Legal reserve	1,035,973
Other reserves	5,164,443
Retained earnings	(7,931,870)
Other comprehensive Income	1,034,262
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	92,840,716

25.    LOANS AND OTHER FINANCING

As of December 31, 2022 and 2021 the composition of the loan portfolio is as follows:

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2022
Promissory notes	34,148,294	338,608	134,129	34,621,031
Unsecured corporate loans	39,685,295	350,203	1,325,496	41,360,994
Overdrafts	14,159,148	202,393	173,411	14,534,952
Mortgage loans	22,370,809	2,004,852	709,661	25,085,322
Automobile and other secured loans	6,272,346	1,266,879	405,197	7,944,422
Personal loans	29,555,460	6,148,950	2,583,516	38,287,926
Credit card loans	40,850,222	6,136,469	2,354,959	49,341,650
Foreign Trade Loans	12,897,902	1,849,831	1,480,395	16,228,128
Other financings	6,590,309	162,289	66,392	6,818,990
Other receivables from financial transactions	2,711,989	90,951	97,914	2,900,854
Receivables from financial leases	10,447,409	202,858	38,714	10,688,981
Subtotal	219,689,183	18,754,283	9,369,784	247,813,250
Allowances for loan losses	(3,035,675)	(2,926,254)	(6,260,123)	(12,222,052)
Total	216,653,508	15,828,029	3,109,661	235,591,198

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2021
Promissory notes	72,323,806	1,309,431	337,670	73,970,907
Unsecured corporate loans	21,969,956	842,893	2,606,341	25,419,190
Overdrafts	9,625,551	272,572	228,013	10,126,136
Mortgage loans	27,924,803	2,360,621	624,902	30,910,326
Automobile and other secured loans	6,309,306	793,917	529,645	7,632,868
Personal loans	48,402,450	7,542,402	5,001,142	60,945,994
Credit card loans	52,516,363	5,207,835	2,782,584	60,506,782
Foreign Trade Loans	19,206,386	4,278,282	3,306,523	26,791,191
Other financings	7,015,741	472,294	161,916	7,649,951
Other receivables from financial transactions	5,958,063	78,529	220,716	6,257,308
Receivables from financial leases	11,323,929	801,549	89,728	12,215,206
Subtotal	282,576,354	23,960,325	15,889,180	322,425,859
Allowances for loan losses	(3,555,515)	(5,147,174)	(10,869,777)	(19,572,466)
Total	279,020,839	18,813,151	5,019,403	302,853,393

Expected Credit Loss Allowance

Expected credit loss allowance recognised in the period is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12 months and Lifetime;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized during the period;
●	Impact on the measurement of ECL of changes in PDs, EADs and LGDs in the period, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Discount unwind within ECL due to passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and
●	Financial assets derecognised during the period and write-offs of allowances related to assets that were written off during the period.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	282,576,354	23,960,325	15,889,180	322,425,859	3,555,515	5,147,174	10,869,777	19,572,466
Transfers
1 to 2	(4,339,851)	4,339,851	—	—	(122,595)	930,556	—	807,961
1 to 3	(674,849)	—	674,849	—	(24,667)	—	1,271,329	1,246,662
2 to 3	—	(530,731)	530,731	—	—	(179,202)	852,277	673,075
2 to 1	3,616,758	(3,616,758)	—	—	(4,539)	(1,293,359)	—	(1,297,898)
3 to 2	—	235,228	(235,228)	—	—	(54,830)	(183,335)	(238,165)
3 to 1	210,929	—	(210,929)	—	(58,052)	—	(144,059)	(202,111)
Additions	130,836,311	8,708,725	2,894,580	142,439,616	2,032,680	2,262,129	4,783,651	9,078,460
Disposals	(70,170,490)	(4,378,611)	(2,388,699)	(76,937,800)	(824,470)	(1,518,666)	(3,229,038)	(5,572,174)
Net changes of financial assets	(125,950,841)	(8,211,017)	787,273	(133,374,585)	(237,515)	(508,239)	685,215	(60,539)
Write-Offs	(1,417,679)	(1,955,244)	(9,267,030)	(12,639,953)	(1,417,679)	(1,955,244)	(9,267,030)	(12,639,953)
Exchange Differences and Others	5,002,541	202,515	695,057	5,900,113	136,997	95,935	621,336	854,268
Gross carrying amount at December 31, 2022	219,689,183	18,754,283	9,369,784	247,813,250	3,035,675	2,926,254	6,260,123	12,222,052

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	283,660,430	28,956,778	22,040,628	334,657,836	5,457,993	5,847,347	13,465,342	24,770,682
Transfers
1 to 2	(5,272,473)	5,272,473	—	—	(280,039)	1,438,353	—	1,158,314
1 to 3	(3,251,536)	—	3,251,536	—	(415,455)	—	4,850,154	4,434,699
2 to 3	—	(673,799)	673,799	—	—	(418,256)	771,356	353,100
2 to 1	4,815,840	(4,815,840)	—	—	55,760	(724,016)	—	(668,256)
3 to 2	—	849,906	(849,906)	—	—	200,549	(833,305)	(632,756)
3 to 1	1,069,850	—	(1,069,850)	—	(1,556)	—	(564,155)	(565,711)
Net changes of financial assets	2,149,875	(4,301,164)	1,703,495	(447,794)	1,532,578	554,927	3,314,566	5,402,071
Write-Offs	(2,844,265)	(1,807,285)	(10,163,515)	(14,815,065)	(2,844,265)	(1,807,286)	(10,163,515)	(14,815,066)
Exchange Differences and Others	2,248,633	479,256	302,993	3,030,882	50,499	55,556	29,334	135,389
Gross carrying amount at December 31, 2021	282,576,354	23,960,325	15,889,180	322,425,859	3,555,515	5,147,174	10,869,777	19,572,466

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

In virtue of the administration of collateral, Grupo Supervielle relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle monitors collateral held for financial assets considered to be credit-impaired as it becomes more likely that Grupo Supervielle will take possession of collateral to mitigate potential credit losses.

		Allowances
	Gross	for loans		Fair value of
Credit Impaired loans	exposure	losses	Book value	collateral
Overdrafts	173,411	129,221	44,190	—
Financial Lease	38,714	14,775	23,939	32,809
Promissory Notes	134,129	69,054	65,075	106,568
Mortgage loans	709,661	399,025	310,636	221,767
Personal loans	2,583,516	2,263,733	319,783	—
Pledge loans	405,197	292,372	112,825	112,825
Credit cards	2,354,959	2,175,042	179,917	—
Other	2,970,197	916,900	2,053,297	2,053,295
Total	9,369,784	6,260,123	3,109,661	2,527,264

Write-off policy

Grupo Supervielle writes off, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include: (i) ceasing enforcement activity and (ii) where Grupo Supervielle´s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovering in full.

Grupo Supervielle may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended on December 31, 2022 and 2021 amount to 7,865,755 and 15,387,785 respectively.Grupo Supervielle still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2022	12.31.2021
Balance at the beginning of the year	15,387,785	21,164,081
Additions	12,639,953	14,815,066
Disposals	(9,711,831)	(6,320,836)
Cash collection	(1,924,172)	(2,129,966)
Portfolio sales	(528,944)	(1,040,168)
Condonation	(7,258,715)	(3,150,702)
Exchange differences and other movements	(10,450,132)	(14,270,525)
Gross carrying amount	7,865,775	15,387,785

26.    RISK MANAGEMENT POLICIES

Financial risk factors

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of Grupo Supervielle´s business plan, while keeping suitable caution levels in face of the risk.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Policies and procedures enable the definition of accurate aspects aimed at the deployment of Grupo Supervielle´s Strategy related to the administration of credit risk; among them, Grupo Supervielle´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, Grupo Supervielle relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

Grupo Supervielle´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

Grupo Supervielle focuses on supporting companies belonging to sectors with potential, and successful in their activity. Within the range of credit products offered for the business segment, Grupo Supervielle aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

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

Grupo Supervielle is willing to carry out a strategy that enables it to address its contractual commitments, both under normal market conditions and adverse situations.

Therefore, Grupo Supervielle relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, Grupo Supervielle relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, Grupo Supervielle relies on estimates of exposure at default (EAD)  and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

Grupo Supervielle is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan origination and client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating. and the exposure in foreign currency both at a total level and by product type.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Credit Risk Measurement Models

Grupo Supervielle relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at Grupo Supervielle that calculate statistical forecasts, economic capital and Risk-Adjusted Return (RAROC) models in order to optimize management and decision-making.

Grupo Supervielle has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process. The forward looking model has been redesigned with the inclusion of a greater number of variables and openings, performing a periodic review of it in order to keep the expected loss model aligned with the macroeconomic vision.

Calculation of statistical forecasts

Based on the results of the PD (probability of default), EAD (exposure at default) and LGD (loss given default) estimates, the associated statistical forecast is calculated.

The exercises for the estimation of statistical forecasts are studies that aim to analyze the Group's own portfolio information in order to estimate, in global terms, the average value of the loss distribution function for an annual time horizon in healthy operations, and for the entire life of credits in those operations that are considered impaired (provisions for expected loss).

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

Grupo Supervielle relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparty Risk Management

Grupo Supervielle relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to Grupo Supervielle’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Loans written off

Those credits classified as unrecoverable are eliminated from assets, recognizing them in off-balance sheet accounts. Their balance as of December 31, 2022 and 2021 amounts to 12,639,953 and 14,815,066 respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Maximum Credit Risk Exposure

The following table contains an analysis of the maximum credit risk exposure:

	December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	34,148,294	338,608	134,129	34,621,031
Unsecured Corporate Loans	39,685,295	350,203	1,325,496	41,360,994
Overdrafts	18,834,132	256,209	173,411	19,263,752
Mortgage Loans	22,370,809	2,004,852	709,661	25,085,322
Automobile and other secured loans	6,272,346	1,266,879	405,197	7,944,422
Personal Loans	29,555,460	6,148,950	2,583,516	38,287,926
Retail	29,555,460	6,148,950	2,583,516	38,287,926
Consumer Finance	—	—	—	—
Credit Card Loans	100,611,395	9,616,296	2,354,959	112,582,650
Retail	100,611,395	9,616,296	2,354,959	112,582,650
Consumer Finance	—	—	—	—
Receivables from Financial Leases	10,750,341	202,858	38,715	10,991,914
Foreign Trade Loans	12,897,902	1,849,831	1,480,395	16,228,128
Other Financings	13,094,711	162,372	66,393	13,323,476
Other Receivables from Financial Transactions	2,410,136	90,951	97,912	2,598,999
Total	290,630,821	22,288,009	9,369,784	322,288,614

	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	72,323,806	1,309,431	337,670	73,970,907
Unsecured Corporate Loans	21,969,956	842,893	2,606,341	25,419,190
Overdrafts	25,885,935	545,292	228,014	26,659,241
Mortgage Loans	27,924,802	2,360,621	624,903	30,910,326
Automobile and other secured loans	6,309,306	793,917	529,645	7,632,868
Personal Loans	48,402,450	7,542,402	5,001,142	60,945,994
Retail	40,015,365	6,519,568	1,625,713	48,160,646
Consumer Finance	8,387,085	1,022,834	3,375,429	12,785,348
Credit Card Loans	118,056,758	8,296,881	2,782,582	129,136,221
Retail	98,621,271	7,336,223	742,201	106,699,695
Consumer Finance	19,435,487	960,658	2,040,381	22,436,526
Receivables from Financial Leases	11,323,930	801,549	89,728	12,215,207
Foreign Trade Loans	19,206,386	4,278,282	3,306,523	26,791,191
Other Financings	8,283,198	481,468	161,917	8,926,583
Other Receivables from Financial Transactions	5,959,301	78,529	220,716	6,258,546
Total	365,645,828	27,331,265	15,889,181	408,866,274

Financial Instruments to which the impairment requirements in IFRS 9 are not applied

Financial assets measured at fair value through profit or loss are not subject to impairment The maximum exposure to credit risk is the corresponding fair value.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Market risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in Grupo Supervielle ´s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where Grupo Supervielle operates.

According to its business strategy, Banco Supervielle is the component of Grupo Supervielle with the greatest exposure to this risk. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle's trading portfolio.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period of time and at a pre-established confidence level. Indicators obtained from this enable Grupo Supervielle to identify a potential market risk and take preventive measures.

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RC). In addition, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert to credit events or break in the correlations between groups of assets, events that may escape the consideration of a diversified VaR. Based on the falls observed in the sovereign debt market at the beginning of June and the consequent increase in price volatility, the Entity implemented more frequent monitoring and review of the already existing indicators of exposure to the National Treasury.

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

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2022				Balances as of 12/31/2021
	Monetary	Monetary			Monetary	Monetary
	Financial	Financial		Net	Financial	Financial		Net
Currency	Assets	Liabilities	Derivatives	Position	Assets	Liabilities	Derivatives	Position
US Dollar	67,887,912	60,791,253	55,699	7,152,358	80,251,834	70,947,953	14,350	9,318,231
Euro	1,432,907	1,098,753	—	334,154	1,798,095	1,666,068	—	132,027
Others	478,272	11,892	—	466,380	610,183	15,426	—	594,757
Total	69,799,091	61,901,898	55,699	7,952,892	82,660,112	72,629,447	14,350	10,045,015

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to Grupo Supervielle’s functional currency. The percentage of variation used in this analysis is the same Grupo Supervielle used in its Business Plan and Projections.

		12/31/2022			12/31/2021
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	85.70%	6,132,508	6,132,508	52.50%	4,888,105	4,888,105
	(85.70)%	(6,132,508)	(6,132,508)	(52.50)%	(4,888,105)	(4,888,105)
Euro	85.70%	286,507	286,507	52.50%	69,259	69,259
	(85.70)%	(286,507)	(286,507)	(52.50)%	(69,259)	(69,259)
Other	85.70%	399,880	399,880	52.50%	311,994	311,994
	(85.70)%	(399,880)	(399,880)	(52.50)%	(311,994)	(311,994)
Total	85.70%	6,818,895	6,818,895	52.50%	5,269,358	5,269,358
	(85.70)%	(6,818,895)	(6,818,895)	(52.50)%	(5,269,358)	(5,269,358)

Sensitivity Analysis

Banco Supervielle also has a methodology for carrying out individual stress tests of market risks. These tests are performed on a daily basis, in conjunction with the calculation of the parametric VaR. The Stressed VaR indicator makes it possible to determine the risk that Grupo Supervielle would be assuming with the current composition of the trading portfolio, in the event of a repetition of the stress conditions that occurred in a given historical period.

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

With the aim of improving the assumed risk analysis through the use of alternative measurement metrics, Grupo Supervielle recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

ΔEVE (Economic Value): measure of interest rate risk calculated according to the Standardized Framework

bS (Basic Shareholders’ equity) : Tier 1 capital.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in Grupo Supervielle’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features;
✓	The implicit options in certain assets, liabilities and off-balance sheet items of Grupo Supervielle.

Grupo Supervielle’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first 90 days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping Grupo Supervielle’s exposure within those levels of risk appetite profile validated by the Board of Directors upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. Grupo Supervielle uses this approach to calculate the economic capital for this risk.
✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

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

In the case of IUDÚ Compañía Financiera, as mentioned above, the Entity's Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, Grupo Supervielle measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst ΔEVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values and average rate of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2022
Total Financial Assets	391,057,404	50,449,192	36,598,283	14,101,774	149,605,751	641,812,404
Total Financial Liabilities	(294,395,625)	(46,241,210)	(34,316,868)	(357,570)	(165,494,258)	(540,805,531)
Net Amount	96,661,779	4,207,982	2,281,415	13,744,204	(15,888,507)	101,006,873

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2021
Total Financial Assets	327,118,076	76,493,228	69,505,067	45,484,824	180,349,681	698,950,876
Total Financial Liabilities	(332,718,871)	(83,515,461)	(15,815,948)	(1,092,601)	(205,378,261)	(638,521,142)
Net Amount	(5,600,795)	(7,022,233)	53,689,119	44,392,223	(25,028,580)	60,429,734

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2022. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2022 and 2021 and the changes are considered reasonable possible based on the observation of market conditions:

	12/31/2022		12/31/2021
		Increase / (decrease)		Increase / (decrease)
	Additional variation in	in the income	Additional variation in	in the income
Items	the interest rate	statement	the interest rate	statement
Decrease in the interest rate	4% ARS; 2% USD	147,263	4% ARS; 2% USD	508,225
Increase in the interest rate	4% ARS; 2% USD	198,390	4% ARS; 2% USD	(506,680)

Liquidity Risk

Grupo Supervielle defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between Grupo Supervielle’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of Grupo Supervielle.
✓	Market Liquidity Risk means the risk resulting from Grupo Supervielle’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:
●	Assets are not liquid enough,
●	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Grupo Supervielle estimates this indicator on a daily basis, having met exceeded the year the minimum value established by law, as well as that established internally based on their risk appetite.
✓	Net Stable Funding Ratio (NSFR): measures the ability of Grupo Supervielle to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. Grupo Supervielle calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits: this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

In addition, the Assets and Liabilities Committee performs a daily monitoring of some follow-up metrics. Such indicators are used to analyze the main components of LCR while assessing Grupo Supervielle’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated current accounts and deposits of the public sector in foreign currency.

During 2022, strong growth was observed in interest-bearing current accounts, especially from institutional clients. The funds thus raised were applied to the acquisition of LELIQ or the arrangement of Repo Transactions with the BCRA, thus trying to minimize the mismatch of terms. Controls were implemented so that this exposure to the BCRA is maintained at reasonable levels measured against total assets, the entity's equity and in terms of market share.

Liquidity in dollars remained at high levels, above 70% throughout the year.

Economic capital calculation

Grupo Supervielle relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.
✓	Indicators that measure the concentration of funding sources, establishing Grupo Supervielle’s risk appetite.
✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basel III route map.
✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).
✓	The liquidity coverage ratio is used to assess Grupo Supervielle’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping Grupo Supervielle’s liquidity director and officials updated on its evolution.
✓	Permanent monitoring of limit and threshold compliance in virtue of the NSFR.
✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.
✓	Intraday liquidity monitoring tools as indicated above.
✓	Regarding contingency plans, Grupo Supervielle follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, Grupo Supervielle considers the economic capital estimation unnecessary to cover such risk, as long as Grupo Supervielle’s solvency should not be affected once the stress tests contingency plan have been implemented.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Below is the concentration of loans and deposits as of December 31, 2022 and 2021

	Loans and other financing
	12/31/2022		12/31/2021
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	21,912,962	8.8%	25,625,797	7.9%
50 following largest customers	39,836,474	16.1%	41,425,451	12.8%
100 following largest customers	30,829,050	12.4%	33,701,260	10.5%
Rest of customers	155,234,764	62.6%	221,673,351	68.8%
TOTAL	247,813,250	100.0%	322,425,859	100.0%

	Deposits
	12/31/2022		12/31/2021
Number of customers	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	183,536,099	33.5%	185,592,666	33.0%
50 following largest customers	121,769,699	22.2%	94,391,684	16.8%
100 following largest customers	30,244,413	5.5%	29,423,744	5.2%
Rest of customers	211,966,724	38.7%	252,488,613	44.9%
TOTAL	547,516,935	100.0%	561,896,707	100.0%

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, until the contractual maturity date, based on undiscounted cash flows:

	Less than	From 1 to	From 3 to	From 6 months to	From 1 to	More than
As of 12/31/2022	1 month	3 months	6months	1 years	2 years	2 years	Total
Loans and other financing	134,800,349	39,924,133	39,821,269	43,539,498	57,706,654	163,290,339	479,082,242
To the non-financial public sector	37,701	67,738	—	70,540	143,822	588,234	908,035
To the financial sector	568,717	9,524	19,826	29,434	54,312	—	681,813
To the Non-Financial Private Sector and Foreign residents	134,193,931	39,846,871	39,801,443	43,439,524	57,508,520	162,702,105	477,492,394
TOTAL ASSETS	134,800,349	39,924,133	39,821,269	43,539,498	57,706,654	163,290,339	479,082,242
Deposits	485,569,501	30,307,792	44,596,340	1,242,712	335	—	561,716,680
Non-financial public sector	26,076,337	2,057,362	—	—	—	—	28,133,699
Financial sector	101,430	—	—	—	—	—	101,430
Non-financial private sector and foreign residents	459,391,734	28,250,430	44,596,340	1,242,712	335	—	533,481,551
Liabilities at fair value through profit or loss	2,139,170	—	—	—	—	—	2,139,170
Other financial liabilities	16,813,041	204,269	283,382	475,660	595,656	639,307	19,011,315
Financing received from the Argentine Central Bank and other financial institutions	2,263,340	852,999	697,528	1,213,618	1,201,893	856,451	7,085,829
Unsubordinated debt securities	293,278	829,167	—	—	—	—	1,122,445
TOTAL LIABILITIES	507,078,330	32,194,227	45,577,250	2,931,990	1,797,884	1,495,758	591,075,439

27.    INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S,A, a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year and period the remaining USD 5,000,000 over a five-year term, In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over two years and a half. As of December 31, 2020, Tranche B was paid in full, and USD 35,000,000 of Tranche A. On November 15, 2022, the last installment of the loan was paid.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle has been complying with financial covenants.

28.    ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	At	At 12/31/2022 (per currency)				At
Items	12/31/2022	Dollar	Euro	Real	Others	12/31/2021
ASSETS
Cash and Due from Banks	38,704,310	36,794,745	1,431,855	18,686	459,024	41,833,675
Government and corporate securities at fair value with changes in results	1,429,718	1,429,718	-	-	-	1,514,433
Derivatives	55,699	55,699	-	-	-	14,350
Other financial assets	1,769,736	1,769,736	-	-	-	1,385,443
Loans and other financing	18,198,894	18,197,280	1,052	-	562	30,054,095
Other Debt Securities	9,724,230	9,724,230	-	-	-	7,270,268
Financial assets in guarantee	969,770	969,770	-	-	-	2,117,659
Other non-financial assets	133,368	133,368	-	-	-	236,308
TOTAL ASSETS	70,985,725	69,074,546	1,432,907	18,686	459,586	84,426,231

LIABILITIES
Deposits	54,960,339	54,175,328	785,011	—	—	56,145,338
Non-financial public sector	1,925,433	1,925,157	276	-	-	2,170,078
Financial sector	1,528	1,528	-	-	-	430
Non-financial private sector and foreign residents	53,033,378	52,248,643	784,735	-	-	53,974,830
Liabilities at fair value with changes in results	869,077	869,077	-	-	-	1,341,954
Other financial liabilities	4,269,550	3,943,918	313,742	27	11,863	5,029,575
Financing received from the Argentine Central Bank and other financial entities	1,710,444	1,710,444	-	-	-	10,003,199
Other non-financial liabilities	297,471	297,469	-	-	2	720,077
TOTAL LIABILITIES	62,106,881	60,996,236	1,098,753	27	11,865	73,240,143

NET POSITION	8,878,844	8,078,310	334,154	18,659	447,721	11,186,088

29.    CURRENT/NON-CURRENT DISTINCTION

Grupo Supervielle has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant,

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2022 and 2021, the amount expected to be recovered or settled after more than twelve months for each asset and liability line item is as follows:

	12/31/2022			12/31/2021
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
ASSETS	period	period	Total	period	period	Total
Cash and due from banks	48,399,468	—	48,399,468	63,452,161	—	63,452,161
Cash	19,122,146	—	19,122,146	24,523,137	—	24,523,137
Argentine Central Bank	27,184,409	—	27,184,409	35,324,768	—	35,324,768
Other local financial institutions	2,064,305	—	2,064,305	2,353,797	—	2,353,797
Others	28,608	—	28,608	1,250,459	—	1,250,459
Debt Securities at fair value through profit or loss	22,384,677	—	22,384,677	38,486,623	—	38,486,623
Derivatives	295,555	—	295,555	432,164	—	432,164
Reverse Repo transactions	21,581,438	—	21,581,438	83,468,057	—	83,468,057
Other financial assets	8,107,119	—	8,107,119	27,120,979	—	27,120,979
Loans and other financing	188,125,734	47,465,464	235,591,198	225,329,776	77,523,617	302,853,393
To the non-financial public sector	41,241	236,461	277,702	44,292	—	44,292
To the financial sector	599,994	44,539	644,533	23,689	125,974	149,663
To the Non-Financial Private Sector and Foreign residents	187,484,499	47,184,464	234,668,963	225,261,795	77,397,643	302,659,438
Other debt securities	245,157,911	24,577,140	269,735,051	142,602,508	11,148,218	153,750,726
Financial assets in guarantee	14,468,665	—	14,468,665	16,635,209	—	16,635,209
Current income tax assets	976,073	—	976,073	1,714,745	—	1,714,745
Inventories	67,090	—	67,090	266,428	—	266,428
Investments in equity instruments	—	502,560	502,560	—	514,799	514,799
Property, plant and equipment	—	18,373,792	18,373,792	—	21,495,256	21,495,256
Investment Property	—	16,903,052	16,903,052	—	16,943,351	16,943,351
Intangible assets	—	22,275,852	22,275,852	—	22,249,482	22,249,482
Deferred income tax assets	1,813,368	10,383,500	12,196,868	945,220	5,356,254	6,301,474
Other non-financial assets	2,388,102	2,620,737	5,008,839	2,212,722	2,580,940	4,793,662
TOTAL ASSETS	553,765,200	143,102,097	696,867,297	602,666,592	157,811,917	760,478,509

	12/31/2022			12/31/2021
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
LIABILITIES	period	period	Total	period	period	Total
Deposits	547,516,823	112	547,516,935	561,891,112	5,595	561,896,707
Non-financial public sector	27,843,116	—	27,843,116	22,352,551	—	22,352,551
Financial sector	101,430	—	101,430	76,162	—	76,162
Non-financial private sector and foreign residents	519,572,277	112	519,572,389	539,462,399	5,595	539,467,994
Liabilities at fair value through profit or loss	2,139,170	—	2,139,170	3,999,525	—	3,999,525
Other financial liabilities	17,423,147	682,335	18,105,482	45,229,097	1,093,193	46,322,290
Financing received from the Argentine Central Bank and other financial institutions	4,000,796	1,528,880	5,529,676	11,401,927	777,610	12,179,537
Unsubordinated negotiable Obligations	561,409	—	561,409	665,458	1,397,869	2,063,327
Provisions	10,720	1,680,936	1,691,656	128,920	1,650,849	1,779,769
Deferred income tax liability	181,543	—	181,543	120,258	—	120,258
Other non-financial liabilities	28,795,393	—	28,795,393	31,700,398	—	31,700,398
TOTAL LIABILITIES	600,629,001	3,892,263	604,521,264	655,136,695	4,925,116	660,061,811

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

30.    OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, Grupo Supervielle fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously,

In addition, Grupo Supervielle has master netting arrangement that Does not satisfy the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business,

As of December 31, 2022 and 2021, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2022	amount (a)	offset (b)	(c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Debts with businesses for consumption by our customers with credit card	-	-	—	(308,168)	(8,539,292)	(8,847,460)
Derivatives instruments	86,965	116,784	203,748	-	-	—
Total	86,965	116,784	203,748	(308,168)	(8,539,292)	(8,847,460)

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2021	amount (a)	offset (b)	(c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	—	—	—	(12,246,472)	1,715,975	(10,530,497)
Derivatives instruments	308,708	109,106	417,814	—	—	—
Total	308,708	109,106	417,814	(12,246,472)	1,715,975	(10,530,497)

31.     Purchase of loan portfolio

IUDÚ Compañía Financiera transferred to Banco Supervielle S.A. its loan portfolio under the following terms: (a) sale without recourse of credit portfolio, pledge loans and credit card contracts, (b)sale of the contractual position held by IUDU and (c) assignment of IUDU's contractual position with different vendors. Sale of IUDÚ financial products and services include the transfer to Banco Supervielle S.A. of the commercial exploitation rights of the respective user clients of such financial products and services.

Likewise, Tarjeta Automática S.A. sold its loan portfolio to the Bank under the following terms: (a) non-recourse sale of the loan portfolio originated by Tarjeta Automática S.A. in its line of business through personal loans granted and credit card contracts. sale of the financial products and services of Tarjeta Automática S.A. include the transfer to Banco Supervielle S.A. of the commercial exploitation rights of the respective clients, of such financial products and services.

During the months of October, November and December 2022 IUDU Compañía Financiera S.A. transferred a gross loan portfolio for a total of $17,626,854, for which Banco Supervielle S.A. paid the sum of $13,035,864. In turn, Tarjeta Automática S.A. transfererd a gross loan portfolio for a total of $176,231, for which Banco Supervielle S.A. paid the sum of $12,998.

32. Repurchase of treasury shares

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

As of December 31, 2022, Grupo Supervielle has acquired 9,353,691 Class B Shares in ByMA and 591,384 ADRs (equivalent to 2,956,920 shares) in NYSE, for a total of 12,310,611 shares. After the end of the fiscal year, it has acquired 1,739,881 Class B Shares in ByMA, having acquired as of the date of issuance of these financial statements, a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE reaching an execution of 86.3% of the program and 3.076% of the capital stock.

33. Prior commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.

On December 14, 2022, the board of directors of Banco Supervielle S.A. accepted a merge commitment by absorption, as absorbing company, with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies.

The absorption of these two companies will make it possible to offer services to the consumer financing segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of clients and the IUDU financing portfolio to the Bank. Customers who have IUDU accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

Said decision is subject to the definitive approval of the Shareholders meeting and the approval by the Central Bank of the Argentine Republic.

34 . MINIMUM CAPITAL REQUIREMENTS

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

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank, consolidated with IUDÚ:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

As stated above under "Presentation of Financial and Other Information", we have prepared our audited consolidated financial statements for 2022, 2021 and 2020 under IFRS, Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2022	2021	2020

	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	20,729,624	12,957,481	9,047,140
Allocated to Bank premises and equipment, intangible assets and equity investment assets	3,747,910	2,035,689	1,350,035
Market risk	1,693,962	965,159	551,765
Public sector and securities in investment account,	625,570	34,489	27,651
Operational risk	8,188,453	4,805,957	3,233,793
Required minimum capital under Central Bank rules	34,985,519	20,798,775	14,210,384
Basic net worth	77,619,877	42,938,440	30,242,263
Complementary net worth	2,600,170	1,564,272	1,090,865
Deductions	(25,063,540)	(11,770,286)	(7,028,227)
Total capital under Central Bank rules	55,156,507	32,732,426	24,304,901
Excess capital	20,170,988	11,933,651	10,094,517
Risk Weighted Assets (1)	428,238,464	254,513,436	173,834,352
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	12.9%	12.9%	14.0%
Average shareholders’ equity as a percentage of average total assets	12.2%	12.5%	11.2%
Total liabilities as a multiple of total shareholders’ equity	8.3x	7.5x	7.5x
Cash as a percentage of total deposits	8.7%	11.1%	20.3%
Liquid assets as a percentage of total deposits (3)	46.0%	49.2%	49.7%
Tier 1 Capital / risk weighted assets	12.3%	12.2%	13.4%

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
(2)	Nominal values without inflation adjustment,
(3)	Liquid assets include cash, securities issued by the Central Bank, and Repo transactions with the Central Bank. This ratio does not consider other government securities held by the Company to set Minimum Reserve Requirements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

35. ECONOMIC CONTEXT ON GROUP´S  OPERATIONS

Grupo Supervielle operates in an economic context marked by strong volatility, both nationally and internationally. In recent months, the behavior of international markets has been affected by the persistence of significant global inflationary pressures, and the geopolitical conflict between Russia and Ukraine, among other factors. Consequently, the global economic recovery continues to progress, but at a slower pace than previously forecasted growing 3.4% in 2022 compared to 6.2% in 2021, according to the IMF’s estimates, while GDP in developed countries and emerging countries increased 2.7% and  3.9%, respectively. The current global context appears to be converging towards a scenario of more moderate economic growth with tightening of financing conditions, to which are added additional inflationary pressures due to delays in production chains and the rise in the prices of some raw materials. The reappearance of high inflation globally observed in 2021 continued in 2022.

The combination of monetary issue, especially to alleviate the consequences of the health crisis, higher international inflation expectations and the rebound in the cycle, led to the end of 2021 with an annual inflation rate of 50.9% in December 2021, in a context where the monetary base increased 40% annually, to global inflation accelerating to 6.4%. In addition, throughout the year some controls on access to the wholesale exchange market were increased. The official exchange rate depreciated 20.7% in the year, equivalent to 30.2 % less than inflation.

During the year 2022, this trend continued, observing an accumulated depreciation of the exchange rate in the year  the year of 72.4%, below the evolution of inflation in said period, which amounted to 94.8%. Likewise, in the last part of the year, preferential exchange rates were established for soybeans and derivatives to encourage greater currency settlement in the agricultural export sector, which implied agricultural settlements between September and December for USD 11,826 million.

The start of the war conflict between Russia and Ukraine in February 2022, and the economic and financial sanctions imposed on Russia, add new impacts to the world economy and a significant change in the terms of trade, as a result of the increase in the price of raw materials, including food and gas. From the point of view of the trade balance, Argentina had a positive impact from higher agricultural prices, but this was partially offset by the negative impact from higher gas imports.

In March 2022, the Government announced that it had reached an Agreement with the International Monetary Fund (IMF), which was approved by the Argentine National Congress on March 11. Said Agreement was implemented through an Extended Fund Facility, with a repayment term of more than 10 years, which sets fiscal, monetary and exchange guidelines with quarterly reviews. The program seeks to address persistent high inflation through policies that contribute to the reduction of monetary financing of the fiscal deficit, together with positive real interest rates that support domestic financing and targets for increasing net reserves.

Under this local and international context, the inflationary dynamic continues to rise. Faced with this scenario, the monetary authority continued to try to normalize the different interest rates in the economy, which allow the value of investments made in instruments denominated in domestic currency to be safeguarded and to avoid pressure on the exchange market. As of the date of issuance of these financial statements, the BCRA raised the LELIQ interest rate, making consecutive increases that brought the rate from 38% at the end of 2021, to 75% per year; In the same sense, it raised the minimum interest rate on fixed terms for individuals, establishing a new floor of 75% per year, while for the rest of the sectors the minimum rate went to 66.5%.

In the year 2022, and in line with the budget forecasts within the framework of the agreement with the IMF, the net financing of the National Treasury contemplated, in addition to the financing obtained in the tenders for market instruments, net transfers of $620 billion via temporary advances .

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2022, presented in comparative format

(Expressed in thousands of pesos)

Faced with the context of volatility in the public debt market, which became evident as of June, the BCRA began to offer financial entities a put option on the National Government securities awarded as of July of 2022 and that expire before December 31, 2023. This measure seeks to reduce the volatility of the prices of Treasury instruments and provide entities with new tools to manage their liquidity.

Grupo Supervielle´s Exposure to Public Sector
Central Bank of Argentina (including repo transactions)	248,636,378
Treasury Bills	28,559,125
Government Securities	33,482,394
Exposure to Government Securities and Treasury Bonds	310,677,897
Loans to Public Sector	277,702
Total exposure to Public Sector	310,955,599
Over Total Assets	44.62%
Over Shareholder´s equity	336.73%

For all of the above, Grupo Supervielle's Management permanently monitors the evolution of the situations mentioned in the international markets and at the local level, to identify possible impacts on its patrimonial and financial situation, and determine the possible actions to be adopted.

36.SUBSEQUENT EVENTS

On March 1, 2023 Banco Supervielle S.A. and Dorinka S.R.L decided by mutual agreement to terminate the financial services contract that their consumer financing company, IUDU Compañía Financiera, had entered into with Dorinka on August 24, 2021, by which IUDU would offer its financial products and services through Dorinka points of sale. This decision is in line with the Bank's strategy of focusing on profitability and having less exposure to the consumer financing segment.