Form 20-F
period 2023-12-31
Grupo Supervielle S.A.
filed 2024-04-26
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

Commission file number 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of Registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA

(Jurisdiction of incorporation or organization)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Mariano Biglia

Reconquista 330

C1003ABG Buenos Aires

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 (excluding shares held by the Company’s treasury as of December 31, 2023) was:

Title of class	Number of shares outstanding
Class B ordinary shares, nominal value Ps.1.00 per share	380,933,642
Class A ordinary shares, nominal value Ps.1.00 per share	61,738,188

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

INTRODUCTION

CERTAIN DEFINED TERMS AND CONVENTIONS

In this annual report, we use the terms “we,” “us,” “our,” “the Company” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Supervielle Productores Asesores de Seguros” mean Supervielle Productores Asesores de Seguros S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Supervielle Agente de Negociacion” mean Supervielle Agente de Negociación S.A.U. References to “IOL invertironline” mean InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial de Servicios S.A. References to “MILA” mean Micro Lending S.A.U. References to “IUDÚ” mean IUDÚ Compañía Financiera S.A. References to “Tarjeta” mean Tarjeta Automática S.A. References to “Bolsillo Digital” mean Bolsillo Digital S.A.U. References to “Sofital” mean Sofital S.A.U.F.e I. References to “IOL Holding” mean IOL Holding S.A. References to “Dólar IOL” mean Dólar IOL S.A.

References to “Class A shares” are to shares of our Class A common stock, with a par value of Ps.1.00 per share, references to “Class B shares” are to shares of our Class B common stock, with a par value of Ps.1.00 per share, and references to “ADSs” are to American depositary shares, each representing five Class B shares.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government,” the “government” or the “Government” refers to the Federal Government of Argentina, the terms “Central Bank” or the “Argentine Central Bank” refer to the Banco Central de la República Argentina, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, which is the Argentine securities and capital markets regulator. The term “ByMA” refers to Bolsas y Mercados Argentinos S.A., which is the Argentine securities exchange. The term “MAE” refers to Mercado Abierto Electrónico S.A., which is the Argentine electronic  securities and foreign-currency trading exchange. The term “Argentine Capital Markets Law” refers to Law No. 26,831, as amended and supplemented. The term “Argentine Negotiable Obligations Law” refers to Law No. 23,576, as amended and supplemented. The term “Argentine General Corporations Law” refers to Law No. 19,550, as amended and supplemented. The term “Argentine Productive Financing Law” refers to Law No. 27,440, as amended and supplemented.

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

For information from January 1, 2021 to December 31, 2021, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.1.5 billion, the term “middle-market companies” refers to companies with annual sales over Ps.1.5 billion and below Ps.3 billion and the term “large corporates” refers to companies with annual sales over Ps.3 billion. For information from January 1, 2022 to December 31, 2022, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.300 million and below Ps.3 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.3 billion. For information from January 1, 2023 to December 31, 2023, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.500 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps.500 million and below Ps.5 billion, the term “middle-market and large companies”

refers to companies with annual sales over Ps.5 billion. Since January 1, 2024, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.1.5 billion, the term “SMEs” refers to individuals and businesses with annual sales over Ps.1.5 billion and below Ps.10 billion, and the term “middle-market and large companies” refers to companies with annual sales over Ps.10 billion. Although the main criteria is annual sales, in some cases the definitions also consider whether these individuals, businesses and companies provide adequate customer service models pursuant to the requirements which apply to them.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This annual report contains our audited consolidated financial statements as of December, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2023.

We are subject to the provisions of Article 2 – Section I – Chapter I of Title IV (“Periodical Reporting Requirements”) of the rules issued by the CNV according to General Resolution No. 622/2013, as amended and supplemented (the “CNV Rules”), and we are required to present our financial statements in accordance with the Argentine Banking GAAP. The Argentine Central Bank, through Communications “A” 5541, as amended, set forth a convergence plan towards the application of IFRS as issued by the IASB and the interpretations issued by the International Financial Reporting Standards Committee (“IFRIC”), for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018, subject to the following exceptions:

•the temporary exception from IFRS 9 “Financial Instruments” with respect to expected credit loss of financial instruments  of the public sector;

•option to classify holdings in dual bonds at amortized cost or fair value through other comprehensive income; and

•the application of IFRS 17 "Insurance Contracts" will be optional until the BCRA makes it mandatory.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

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

The principal inflation adjustment procedures are the following:

●	Monetary assets and liabilities that are recorded in the current currency as of the financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
●	Non-monetary assets and liabilities are recorded at cost as of the financial position date, and equity components are restated applying the relevant adjustment ratios.
●	All items in the consolidated income statement are restated applying the relevant conversion factors, as described in Note 1.1.2 to our consolidated financial statements contained in this annual report.
●	The effect of inflation in Grupo Supervielle’s net monetary position is included in the consolidated income statement, in the item “Results from exposure to changes in the purchasing power of money.”
●	Comparative figures have been adjusted for inflation following the procedure explained in the previous bullets.
●	Upon initially applying inflation adjustment, the equity accounts were restated as follows:
o	Capital stock was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
o	The resulting amount was included in the “Results from exposure to changes in the purchasing power of money” account.
o	Consolidated Statement of Comprehensive Income were restated as from each accounting allocation.
o	The legal reserve and other reserves in the statement of Changes in Shareholders’ Equity were not restated as of the initial application date.

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

Currencies and Rounding

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” and “$” refer to the legal currency of Argentina.

v

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2023 was Ps.808.48 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 31, 2023. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was Ps.873.75 per U.S.$1.00 as of April 25, 2024. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy” and “Item 3.D. Risk Factors—Risks Relating to Argentina—The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy.”

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

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D. Risk Factors,” “Item 5.A. Operating Results,” and “Item 4.B. Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, including whether the new administration will be able to effectively implement its announced policies;
(ii)	fluctuations in the foreign exchange reserves, the exchange rate of the Peso and inflation;
(iii)	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine government;
(iv)	changes in interest rates and the cost of deposits, which may, among other things, affect margins;
(v)	the compliance of the commitments and conditions included in the agreement with the International Monetary Fund (“IMF”);
(vi)	unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;
(vii)	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected volatility in domestic and international financial markets;
(viii)	changes in government regulation, including tax and banking regulations;
(ix)	the impact of pandemics, epidemics and other health events, including the coronavirus 2019 (“COVID-19”) and government measures taken in response to them, on economic activity, our results of operation and our operations;
(x)	adverse legal or regulatory disputes or proceedings;
(xi)	credit and other risks of lending, such as increases in defaults by borrowers;

(xii)	exposure to Argentine government liabilities and fluctuations and declines in the value of Argentine public debt;
(xiii)	increased competition in the banking, financial services, credit card services, asset management and related industries;
(xiv)	a loss of market share by any of our main businesses;
(xv)	increase in the allowances for loan losses;
(xvi)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;
(xvii)	threats of cybersecurity breaches;
(xviii)	ability to implement our business strategy; and
(xix)	other factors discussed under “Item 3.D. Risk Factors” in this annual report.

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

Item 3. Key Information

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

●	Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.
●	If the current levels of inflation continue or increase, the Argentine economy and our business and financial condition could be adversely affected.
●	A decrease in international prices for the main commodities exported by Argentina or a significant decline in their production could negatively affect Argentina’s economic condition.
●	Persistent fiscal deficit could result in long lasting adverse consequences for the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.
●	Fluctuations in the value of the Peso could adversely affect the Argentine economy.
●	The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy.
●	The Argentine government’s ability to obtain financing from the international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.
●	Government intervention in the Argentine economy could undermine business and investor confidence.
●	Developments in other countries may adversely affect the Argentine economy and our financial performance.

●	We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.
●	The stability of the Argentine financial system depends upon the ability of financial institutions, including the Bank, the main subsidiary of the Group, to retain the confidence of depositors.
●	The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector continues to be affected by adverse macroecononic conditions in Argentina.
●	Argentine financial institutions, including us, continue to have significant exposure to public sector debt, including securities issued by the Argentine Central Bank, and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations.
●	Enforcement of creditors’ rights in Argentina may be limited, costly and lengthy.
●	Changes in market conditions and any associated risks, including interest rate and currency exchange volatility, could materially and adversely affect our consolidated financial condition and results of operations.
●	Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s profitability.
●	Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our consolidated loan portfolio is more susceptible to economic downturns and recessions.
●	Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our financial condition and results of operations.
●	The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the agreement with ANSES is terminated or not renewed.
●	Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.
●	Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

You should carefully consider the risks described below, as well as the other information in this annual report. Our business, results of operations, financial condition or prospects could be materially and adversely affected if any of these risks occurs. In general, investors take more risk when they invest in the securities of issuers in emerging countries such as Argentina than when they invest in the securities of issuers in the United States and other more developed markets. The risks described below are those known to us and that as of the date of this annual report believe may materially affect us.

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

Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging country and investing in such markets generally carries additional risks.

The Argentine economy has experienced significant volatility in the past decades, including multiple periods of low or negative growth and high levels of inflation and currency depreciation, and may experience further volatility in the future. According to data published by the INDEC, Argentina’s GDP in 2022 increased by 5.0% compared to 2021. In 2023, Argentina’s GDP decreased by 1.6% compared to 2022, according to data published by the INDEC, primarily due to the drought which mainly affected the agricultural production in Argentina, which decreased 20.4% compared to 2022.

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

The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the U.S.$44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of U.S.$44 billion, which included a disbursement of U.S.$9.6 billion. In October 2022, December 2022, April 2023 and August 2023, the IMF authorized disbursements of U.S.$3.8 billion, U.S.$6 billion, U.S.$5.4 billion and U.S.$7.5 billion, respectively, following Argentina’s completion of the targets set forth in the IMF Agreement. In addition, the IMF and the Argentine government agreed to revise the targets set forth in the IMF Agreement considering the negative impact that the drought had on the Argentine economy in 2023. On January 31, 2024, the new Argentine government and the IMF agreed to revise the targets set forth in the IMF Agreement. The target for reserve accumulation increased to U.S.$10 billion, originally set at U.S.$8.2 billion. As a result of these revisions, in January 31, 2024, the IMF authorized an additional disbursement of approximately U.S.$4.7 billion. As of the date of this annual report, the aggregate amount of disbursements authorized by the IMF is approximately U.S.$40.6 billion. According to the IMF, Argentina is implementing an ambitious stabilization plan focused on the establishment of a strong fiscal anchor along with policies to bring down inflation. The IMF monitors Argentina’s compliance with the agreement at the end of each quarter. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets).

On November 19, 2023, a presidential runoff election took place between Javier Milei, candidate of “La Libertad Avanza” and Sergio Massa, candidate of “Union por la Patria”, with Javier Milei being elected President of the Nation, with 55.69% of the votes, and taking office on December 10, 2023. Also as a result of the 2023 elections, La Libertad Avanza has 7 of the 72 representatives in the Senate and 41 of the 257 representatives in the Chamber of Deputies. The new administration has indicated that it intends to implement business friendly policies, but we cannot assure you that it will be able to implement these policies, considering that it does not hold a majority of the representatives in each chamber of Congress.

The newly elected government faces significant macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy based on different factors that affect it, including the conflict between Ukraine and Russia, and the conflict between Israel and Hamas in the Gaza Strip. Since the new administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, and it is expected that further measures will be adopted in the future. As of the date of this annual report, we cannot predict the impact that these measures, and any future measures that may be adopted by the government, will have on the Argentine economy in general and on the financial sector in particular.

Political uncertainty in Argentina regarding the policies adopted and that may be adopted in the future by the government could lead to further volatility in the market prices of the securities of Argentine issuers and could have a material adverse effect on the economy or on Argentina’s ability to meet its obligations, which in turn could adversely affect our financial condition and results of operations.

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

In recent years, Argentina has confronted high inflationary pressures, and continues to do so. In 2021, the INDEC registered an increase in CPI of 50.9% and an increase in WPI of 51.3%. In 2022, the INDEC registered an increase in CPI of 94.8% and an increase in WPI of 94.8%. In 2023, the INDEC registered an increase in CPI of 211.4% and an increase in WPI of 276.4%, which represents the highest annual inflation since 1991. The CPI published by the INDEC for the months of January and February 2024 was 20.6% and 13.2%, respectively. In March 2024, the INDEC registered a CPI of 11.0%, reaching a level of 287.9% year over year.

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

On April 8, 2024, the Argentine Central Bank announced that the new inflation estimate for 2024 is 189.4% pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado) which was made between March 25 and March 27, 2024.

There can be no assurances that inflation rates will decrease, remain flat or not escalate in the future or that the measures adopted or that may be adopted by the administration to control inflation will be effective or successful. If inflation levels remain high or rise in the future, the development of the Argentine economy could be negatively impacted and, in particular, our costs of operation could increase, which may negatively affect our business, financial condition and results of operations.

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

The negative impact that the droughts which occurred in Argentina in 2018 and 2023 have had in Argentina has been reinforced by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. These environmental events have negatively affected the agriculture sector in Argentina. If any severe weather events, including droughts, occur in the future, productive activities in Argentina, the level of foreign exchange reserves in the Central Bank and the Argentine economy as a whole could be adversely affected. Adverse weather conditions may affect the production of commodities by the agricultural sector, which represents a significant portion of Argentina's export revenues. In 2023, rainfall in the core region of Argentina, the most productive area of the country, was 20% below the historical average, although the projections for soybean and corn harvest for the 2023/24 season are positive.

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

The conflict between Russia and Ukraine and the conflict between Israel and Hamas in the Gaza Strip have affected and could continue to affect other countries worldwide, generating increases in the international prices of oil, gas, and commodities, including those produced by Argentina. However, a long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors.

Persistent fiscal deficit could result in long lasting adverse consequences for the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations.

During the last years, the Argentine government has sustained high levels of fiscal deficit, and has resorted regularly to the Central Bank to source part of its funding requirements. In 2021 and 2022 public sector expenditure increased approximately 49.6% and 54.8%, respectively, and the government achieved a primary fiscal deficit of 2.2% and 2.4% Argentina’s GDP, respectively, according to the Argentine Ministry of Treasury. In 2023, public sector revenues decreased approximately 4.7%, mainly as a result of the significant drop in income from withholdings as a result of the drought which occurred in Argentina in 2023, and public expenditures decreased 4.9%, mainly due to a reduction in real terms in social benefits and subsidies. The government achieved a primary fiscal deficit of 2.7% Argentina’s GDP in 2023.

Following the agreement with the IMF, in January 2024 Argentina committed to achieve a primary fiscal surplus of 2.0% of Argentina’s GDP in 2024.

Despite the announced commitment from Javier Milei’s new administration aimed at eliminating fiscal deficit, we cannot assure you that in the future the Argentine government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect our liquidity and assets quality and have a negative effect on clients’ confidence in the financial system.

Fluctuations in the value of the Peso could adversely affect the Argentine economy.

Fluctuations in the value of the Peso continue to affect the Argentine economy. Since January 2002, the Peso has fluctuated significantly in value. Persistent high inflation, together with formal and de facto exchange controls, and restrictions on foreign trade, highly distorted relative prices have resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2021 and 2022 the Peso depreciated against to the US dollar a 22% and a 72.4%, respectively. In 2023, the Peso depreciated 356% with respect to the U.S. dollar and, after the election of President Javier Milei, the exchange rate devalued by 118%. As of April 25, 2024, the exchange rate was Ps.873.75 per U.S.$1.00.

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

In September 2020, the Central Bank issued Communication “A” 7106 which restricted the access to the foreign exchange market for the repayment of principal payments under certain external financial indebtedness maturing between October 15, 2020 and March 31, 2021, which led many borrowers to refinance their debts. These restrictions were further amended and applied to external financial indebtedness maturing between October 15, 2020 and December 31, 2023. We cannot assure you whether the Central Bank will adopt similar restrictions in the future.

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

As a related matter, the international reserves deposited with the Argentine Central Bank have fluctuated significantly. The amount of international reserves of the Argentine government reached U.S.$28.4 billion as of March 2024, which represents an increase of approximately U.S.$7.0 billion since November 2023.

In addition, since the imposition of exchange controls, the difference between the official exchange rate, which is currently used for both commercial and financial operations, and other informal exchange rates that arise implicitly as a result of certain operations commonly carried out in the capital market (dollar “MEP” or “contado con liquidación”), have broadened deeply during 2023. However, in an effort to address the fiscal deficit, the newly elected government implemented a currency adjustment, leading to a devaluation of the Peso of approximately 50% in December 2023. From December 2023, the Peso has devaluated 2% every month which has reduced the gap between the official exchange rate and the other informal exchange rates to approximately 21% as of April 23, 2024.

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

In March 2020, the then former Minister of Economy Martin Guzman addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 2021 the U.S.$2.1 billion payment originally due in May 2020, in accordance with the terms of the settlement agreement Argentina had reached with the Paris Club members in May 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, in April 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. In June 2021, the parties agreed that Argentina would pay U.S.$430 million to the Paris Club members before the end of July and the rest during the following year to avert default in July 2021. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the agreement reached in June 2021.

On October 28, 2022, the former Minister of Economy, Sergio Massa, announced a new agreement with the Paris Club pursuant to which the maturity date of the outstanding amount of debt under the agreement entered into by the Argentina government and the Paris Club in 2014 was extended to September 2028 and the interest rate decreased from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of U.S.$170 million (principal and interest included). Over the next two years Argentina is expected to repay 40% of outstanding debt, which amounts to U.S.$1,971 million. On June 26, 2023, Sergio Massa signed bilateral agreements with three members of the Paris Club to refinance the existing debt with the institution. Thus, after signing the new agreement reached in 2022, the former Minister of Economy was able to seal bilateral agreements with 15 of the 16 creditors of the institution.

In June 2018, the Argentine government and the IMF signed a three-year, U.S.$50 billion loan agreement, as further amended to U.S.$57.1 billion through 2021 (the “IMF 2018 Agreement”). Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF in order to renegotiate the principal maturities of the U.S.$44.1 billion disbursed between 2018 and 2019 under a stand-by arrangement. The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. See “—Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.”

In June 2021, Morgan Stanley Capital Index (“MSCI”), in its market classification report, reclassified the Argentine market from the “Emerging Markets” category to the “Standalone” or “Independent Markets” category, classification that is reserved for those countries that have accessibility barriers to foreign investors, political tensions, small capital markets and poor economies or that lack adequate regulations. In the case of Argentina, the classification as a “Standalone” market was due to the prolonged severity of capital controls in the Argentine stock market which is not in line with the accessibility criteria of the MSCI Emerging Markets index. As a result of the reclassification, several Argentine companies suffered a negative impact on the price of their shares, and may face difficulties in obtaining financing in the future.

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

Despite the announced measures from Javier Milei’s new administration aimed at reducing state intervention in the private sector since his taking of office, in the future, the level of intervention in the economy by the Argentine government may continue or increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

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

In February 2022, Russian troops undertook a full-scale military invasion of Ukraine. This conflict had, and may continue to have, significant global economic effects, including heightened inflation, supply chain problems, increases in interest rates, market volatility and an impact on commodity prices, especially with regard to international crude oil and gas prices. The conflict and its effects could exacerbate the current slowdown in the global economy and could negatively affect the payment capacity of some of our customers. Additionally, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic. The severity of these sanctions may increase and could contribute to a shortage of raw materials and commodities, which could, in turn, generate greater levels of inflation and create interruptions in the global supply chain. Interruptions in the global supply chain could particularly affect the energy sector and could create supply chain difficulties in local markets. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in such countries.

Following a terrorist attack by Hamas in the Gaza strip on October 7, 2023, Israel declared war on Hamas and other terrorist organizations in Gaza. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza strip and conducted a series of attacks on civilian and military targets.  Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza strip and in other areas within Israel.  Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call up reservists for active duty. Subsequently, on April 13, 2024, Iran launched an aerial offensive against Israel. Even though there was no significant damage, Israel’s definitive course of action is pending. Concurrently, the Milei administration has publicly stated its belief that Israel has the right to defend itself. The future of this conflict as well as its impact on international trade and on emerging market economies such as Argentina remain uncertain. At the same time, the conflict between Israel and Hezbollah in Lebanon escalated and the Houthi movement initiated attacks on marine vessels in the Red Sea. There is a possibility that these attacks will turn into a greater regional conflict in the future.

Russian military actions and the Israel-Hamas conflict, the potential expansion of such conflicts in surrounding areas, and the potential sanctions from these conflicts could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Although our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from these geopolitical conflicts, due to the uncertainties inherent to the scale and duration of such conflicts and their direct and indirect effects, it is not reasonably possible to estimate the impact these conflicts will have on the global economy and financial markets, on the Argentine economy and, consequently, on our business, financial condition and results of operations.

We cannot assure your that events in other market countries , in the US or elsewhere will not adversely affect our financial performance.

The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Group’s business, financial condition and results of operations.

Economic conditions in Argentina may be adversely affected by an outbreak of a contagious disease, such as COVID-19 (coronavirus), which develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect the Group’s counterparties (including borrowers), which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to the Group.

During the outbreak of COVID-19, the Group experienced a decline in activity, including as a result of branch closures and remote working requirements, and was affected by a number of regulatory measures, such as: the introduction of caps and floors on interest rates and the introduction of payment deferral of loans allowed to individuals and companies and mandatory loans to be granted at interest rates below market rates.

If there were an outbreak of a new pandemic or another large-scale public health event occurs in the future, the Group may experience an adverse impact, which may be material, on its business, financial condition and results of operations, including as a result of the exacerbation of any of the other risks described in this section.

Government or labor pressure to grant salary increases and/or additional benefits may affect business conditions in Argentina.

In the past, the Argentine government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits to their employees. Additionally, both public and private sector employers have been subject to significant pressure from the workforce and trade unions to grant salary increases and other benefits. The Argentine government has increased the minimum monthly salaries on numerous opportunities. In addition, in the past the Argentine government has arranged other measures to mitigate the impact of inflation and exchange rate fluctuation in wages, or the consequences of the COVID-19 pandemic.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Most industrial or commercial activities are regulated by a specific collective bargaining agreement that groups together companies by industry and trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the respective union and to whom the collective bargaining agreement applies. On March 1, 2024, the new President Milei called upon the governors to enter into a consensus called “Pacto de Mayo” with respect to certain key political principles, including the inviolability of private property, the adoption of a tax reform to reduce the tax burden and promote trade, the review of the  federal tax co-participation model, and the adoption of a labor reform.

We cannot assure you that the new Argentine administration will implement a labor reform or that it will not adopt future measures requiring that employers increase salaries and/or employee benefits, prohibition of dismissals, duplication of severance payments or that our employees and/or labor unions will not pressure for such measures themselves. Any such increase could result in an increase in our operating expenses and, therefore, adversely affect our results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy, which in turn could adversely affect our business, financial condition and results of operations.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2023 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 98, down from 94 in the index for 2022, and from 96 in 2021.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina

Anticorrupción) and the passing of a new public ethics law, among others. The current Argentine administration’s ability and determination to implement these initiatives taken by the Macri administration is still uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support from opposing parties. We cannot assure whether the implementation of these measures will be successful.

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

Financial institutions are subject to significant regulation relating to functions that historically have been determined by the Central Bank, the Financial Information Unit (Unidad de Información Financiera or “UIF”) and the CNV. The number of these regulations have increased in recent years and include: (i) floor on interest rates on time deposits and subsidized rates on mandatory credit lines to SMEs, (ii) minimum capital requirements; (iii) mandatory reserve requirements; (iv) requirements for investments in fixed rate assets; (v) lending limits and other credit restrictions, including mandatory allocations; (vi) limits and other restrictions on fees; (vii) reduction of the period for the financial institutions to deposit the amount of sales made with credit cards in the corresponding accounts of the sellers; (viii) limits on the amount of interest banks can charge or pay, or on the period for capitalizing interest; (ix) accounting and statistical requirements; (x) limits on dividends; (xi)  reporting or controlling regimes as agents or legally bound reporting parties; (xii) changes in the deposit insurance regime and (xiii) prior approval of the Central  Bank for any decision regarding closing of branches. See “Item 4—Information of the Company—Argentine Banking Regulation Overview”.

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

As a result of Argentina’s macroeconomic environment, the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly in 2018, 2019 and 2020 affecting the asset quality of financial institutions, including the Bank. According to data published by the INDEC, Argentina’s GDP increased by 10.4% in 2021 and 5.2% in 2022, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy, and decreased by 1.6% in 2023, primarily due to the drought which mainly affected the agricultural production in Argentina, which decreased 20.4% compared to 2022. In 2021, 2022 and 2023, the asset quality of Argentine financial institutions improved. However, the Argentine economy remains fragile and volatile, with inflation increasing from 94.8% in 2022 to 211.4% in 2023. As a result, in 2023 the financial system in Argentina recorded low credit demand with loans to GDP at a historical low rate of 6.7% which reflects a significantly low level of indebtedness of individuals and entities.

If customers are not able to repay their loans the quality of the Bank’s assets may deteriorate and loan loss provisions may increase, which could, in turn, adversely affect our results of operations and financial condition.

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

Argentine financial institutions usually hold public sector debt issued by the national, provincial and municipal governments and securities – generally short term – issued by the Central Bank as part of their portfolios. As of December 31, 2023, the exposure of the financial institutions to the public sector represented 21.6% of total assets and their holdings of short-term securities issued by the Central Bank represented 27% of total assets, reflecting the investment of the excess cash liquidity derived from the increase in deposits and weak credit demand. As of December 31, 2023, our exposure to the public sector amounted to Ps.201.5 billion, representing 9.8% of our total assets as of that date and our exposure to short term securities issued by the Central Bank and repo transactions with the Central Bank amounted to Ps.831.8 billion or 40.3% of our total assets as of such date. As part of the new monetary policy of the newly elected government, the Central Bank has been inducing, through regulations, banks and mutual funds to convert their LELIQs into repos, stopped issuing new LELIQs and began to use only repos as a monetary policy instrument.

In the past, the Argentine government extended the maturities of certain securities. By virtue of Executive Decrees No. 596/2019 and No. 609/2019, the maturity date of short-term public sector debt securities (“Letes,” “Lecaps,” “Lelink” and “Lecer”) was extended to February 2020. Afterwards, through Decree No. 346/2020, the Argentine government further extended the maturity date of certain “Letes” to December 31, 2020. In February 2020, through Joint Resolution 6/2020, certain “Lecaps” and “Letes” which had already been reprofiled pursuant to the aforementioned Executive Decrees No. 596/2019 and 609/2019 were subsequently exchanged for Peso-denominated treasury bills (“Lebads”) maturing in September 2020. In April 2020, the Argentine government issued the Decree No. 346/2020, by which the repayment of Argentine law-governed U.S. dollar-denominated notes was postponed to December 31, 2020, including the abovementioned “Letes.” On January 13, 2023, the Argentine Secretaries of Finance and Treasury issued the joint resolution 3/2023 pursuant to which a non-transferable national treasury bill denominated in U.S. dollars and maturing on January 16, 2033 was issued to the Central Bank for an amount of up to U.S.$7,132,655,012, in accordance with the terms and conditions set forth in such resolution. On February 17, 2023, the Argentine Secretaries of Finance and Treasury further issued the joint resolution 8/2023 pursuant to which the amount of the aforementioned non-transferable national treasury bill was increased up to U.S.$17,849,809. Through joint resolution 40/2023 of the Argentine Secretaries of Finance and Treasury, the amount of the aforementioned non-transferable national treasury bill was increased to U.S.$2,305.95 million. On March 9, 2023, the Argentine government completed an offer to exchange a part of its sovereign debt denominated in Pesos which amounted to Ps.4.34 billion and matured in March, April, May and June 2023. The exchange offer was accepted by 64% of the eligible bondholders and, as a result of the exchange, the maturities of the exchanged debt instruments were extended. The debt instruments which were issued as a result of the exchange have an average maturity of aproximately 18 months.

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

As a result of the 1999-2002 financial crisis, as a result of which the Argentine economy fell 18.4%, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of that crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Although private credit relative to GDP grew after the 1999-2002 financial crisis, since 2018 credit contracted in real terms as a result of the negative economic growth and increasing inflation. Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the 1999-2002 crisis and also from prior years. As of December 31, 2023, the ratio of private-sector deposits and loans was 18.3% and 6.7% of GDP, respectively.

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

The recent developments may also have other implications for broader economic and monetary policy, including interest rate policy, and may impact the financial condition of banks and other financial institutions outside of the United States.  As a consequence of the instability in the banking system that began in the United States on March 15, 2023, the shares of the Swiss bank Credit Suisse plummeted up to 30%, and the sales continued even after the first attempt by the Swiss National Bank to stop the fall of Credit Suisse, when an injection of liquidity was made to face the withdrawal of customer deposits. On March 19, 2023, UBS Group AG announced that it had agreed to acquire Credit Suisse Group AG, with support from the government of Switzerland, following deterioration of the financial condition of Credit Suisse.  There is no guarantee that the U.S. or other international governmental authorities will provide access to uninsured funds or other governmental support in the future in the event of the failure or financial distress of other banks or financial institutions, or that they would do so in a timely fashion.

We are exposed to compliance risks.

Due to the nature of our activities, we are exposed to certain compliance risks. We must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the violations of which could lead to very significant penalties. As part of our business, we directly or indirectly, through third parties deal with entities whose employees are considered to be government officials. Our activities are also subject to complex customer protection and market integrity regulations.

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

As an example of the aforementioned, in the second half of 2020 and after the suspension of the 2017 fiscal consensus in late 2019, certain Argentine provinces (Córdoba, San Luis, Buenos Aires and the Autonomous City of Buenos Aires) raised the tax rate on gross income tax for banks. Additionally, in October 2020, the Autonomous City of Buenos Aires also eliminated a tax exemption on interest income received from instruments issued by the Central Bank as part of its monetary policy.

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

On December 21, 2022, the Argentine Supreme Court partially granted the precautionary measure filed by the government of the Autonomous City of Buenos Aires and ordered the Argentine government to deliver 2.95% of the funds referred to in Article 2 of Law 23,548 to the Autonomous City of Buenos Aires. In addition, the Argentine Supreme Court ordered the Argentine government to refrain from applying Law 27,606, which sets the right of the Autonomous City of Buenos Aires to participate in the collection of taxes administered by the Argentine government until the resolution of these legal proceedings. In July 2023, the government of the Autonomous City of Buenos Aires claimed that the Argentine government owed payment of approximately Ps.148,000 million as a result of this matter. As a result, the government of the Autonomous City of Buenos Aires filed a new motion against the Argentine government requesting to seize the funds due by the Argentine government and that the Argentine courts adopt pecuniary sanctions against certain government officials.

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

In particular, our results of operations depend to a great extent on our net financial income. In 2021, 2022 and 2023, net financial income represented 89.8%, 94.5% and 97.5%, respectively, of our net operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net financial income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

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

The loan portfolio of the Personal & Business Banking segment, includes individuals and small business with annual sales of up to Ps.500 million and SMEs with annual sales over Ps.500 million and below Ps.5.0 billion. As of December 31, 2023, the Personal & Business Banking segment included the loan portfolio transferred from IUDÚ (the former “consumer customer portfolio”). As of the same date, the Personal & Business Banking segment represented approximately 56% of the consolidated loan portfolio (net of provisions). Within the 56% share of the Personal & Business Banking Segment, 47% corresponds to individuals, while 9% corresponds to Small Businesses & SMEs. Morover, loans to lower-risk payroll and pension clients accounted for 53% of our total loans to individuals. If the economy in Argentina experiences a significant downturn, this could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

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

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES that must be signed by any bank that intends to pay pensions or benefits on behalf of ANSES. The agreement with ANSES expired on June 30, 2023. On July 25, 2023, ANSES issued Resolution No. 151/2023 which sets forth the new procedure of, and establishes new requirements for, the payment of social benefits, and the obligation of the banks that pay pensions or benefits on behalf of ANSES to sign new agreements with ANSES.  The banks (including Banco Supervielle) are in the process of negotiating a new agreement with ANSES. In December 2023, the Bank made payments on behalf of ANSES to approximately 605,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (12% as of December 31, 2023) from the sale of financial services to senior citizens.  The Bank has invested in cutting-edge service models and products that facilitate its senior citizen customers to make transactions. The Bank is prepared to continue to offer its services within the framework of the new agreement to be entered into with ANSES and to continue to be a leading bank in providing pension service payments.

The termination of the agreement with ANSES or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 25, 2024, 61,738,188 Class A shares with 5 votes per share and 74,621,278 Class B shares with one vote per share. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose. As of the date of this report, Mr. Supervielle owns 100% of Class A shares. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other shareholders.

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We rely on the efficient and uninterrupted operation of our platforms, data processing networks, communication, and internet-based information exchange, including systems related to the operation of our online platforms and ATM network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers and each of our companies. Additionally, we provide our customers with continuous remote access to their accounts and the ability to securely transfer substantial financial assets through electronic means. Therefore, a cybersecurity breach represents a significant risk for us.

Cybersecurity incidents, such as computer intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions, could adversely affect the security of the information stored and transmitted through our computer systems and network infrastructure, potentially causing existing and potential customers to refrain from doing business with us. The global context and the adoption of hybrid work methodologies (in-person/home-office) mean that a significant portion of our workforce works remotely, as well as the adoption of digital channels, which could exacerbate certain risks for our business, including increased reliance on information technology (“IT”) resources, higher phishing risk, and other cybersecurity attacks. Additionally, there is a higher risk of unauthorized dissemination of sensitive personal information.

It is also widely known that there has been an exponential increase in the number of cybersecurity attacks conducted via email, instant messaging systems, and other social networks. As cyberattacks evolve and become more sophisticated, companies strengthen their prevention and monitoring mechanisms and adopt new measures to mitigate cybersecurity risks, including those related to remote work security. Although we have insurance policies that protect us against cyber incidents, our monitoring capabilities have been reinforced, paying special attention to critical assets supporting business processes to prevent the materialization of threats, and, when necessary, to identify and respond immediately to any security incident that may occur. Additionally, monitoring the Clear, Deep, and Dark web to protect our customers by identifying and acting preventively against possible phishing, smishing, and brand abuse attacks. Our operating systems and networks have been, and will continue to be, subject to cybersecurity threats that are constantly evolving, and in the same way, our security technology platforms and operational procedures evolve to prevent damage.

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

Our business is highly dependent on the ability of our teams to develop solutions according to what our customers need, having technology systems that allow an effective management and enable processing a large number of transactions across numerous and diverse markets, products and regulations in a timely manner. In addition, our customers have the possibility to access to their finances remotely, whenever they want or wherever they are, and to transfer substantial financial assets by electronic means. The proper functioning of our financial control, risk and fraud management, accounting, cybersecurity, customer service and other data processing systems is critical to our business and to our ability to compete effectively, as we are a customer centric company. Also, as our business activities may be materially disrupted if there were a partial or complete failure of any of our IT systems or our communication networks, we have implemented a business continuity program and an IT risk program, and we created a Cybersecurity Center of Excellence within our operating model. Although from time to time we may face events that might be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading, we have implemented remediate plans to reduce their frequency. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our customers experience, as well as on our business, financial condition and results of operations.

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

We are a holding company and our ability to pay dividends depends on the cash flow and distributable income of our operating subsidiaries. We and our subsidiaries are subject to contractual, legal and regulatory requirements affecting our ability to pay dividends. In particular, dividend distribution by the Bank are subject to the requirements established by the rules of the Central Bank, as amended from time to time. Pursuant to such regulations, dividend distributions shall be admitted as long as none of the following circumstances apply: (i) the financial institution is subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the FIL; (ii) the financial institution is receiving financial assistance from the Central Bank; (iii) the financial institution is not in compliance with its reporting obligations to the Central Bank; (iv) the financial institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; (v) if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro forma position after making the dividend payment; and/or (vi) if the financial institution did not comply with the applicable Additional Capital Margins (as defined below). Financial institutions that comply with all of the above mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (resultados no asignados) at the end of the fiscal year, plus (ii) voluntary reserves for future payments of dividends, minus (iii) voluntary reserves and mandatory statutory reserves registered as of that date and other items, such as (a) 100% of the debit balance of each of the items recorded under “Other accumulated comprehensive income,” (b) the result from the revaluation of property, plant, equipment and intangible assets and investment properties, (c) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (d) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report, and (e) individual exemptions for asset valuation granted by the Superintendency.

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

Investing in securities that trade in emerging countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2023, the ten largest companies in terms of market capitalization represented approximately 82% of the aggregate market capitalization of the S&P Merval index. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the Depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, exchange controls imposed by the Central Bank could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D. Exchange Controls.”

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

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our Class B shares or ADSs could be subject to adverse U.S. federal income tax consequences.

Based on the composition of our income and assets and the valuation of our assets, we do not believe we were a passive foreign investment company (a “PFIC”) for 2023, although there can be no assurance in this regard. In general, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. Certain proposed U.S. Treasury regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income.  Although we believe we are engaged in the active conduct of a banking business, the application of these special rules to our activities, and, thus, the characterization of some of our income and assets for purposes of the PFIC rules, is not entirely clear. Thus, there can be no assurance that the IRS will agree with our determination with respect to our PFIC status. In addition, these special rules are subject to change in the future.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which a U.S. holder (as defined in “Item 10.E. Taxation—United States Federal Income Tax Considerations”) holds our Class B shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. For example, if we are a PFIC, U.S. holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.” The determination of our PFIC status cannot be completed until the close of a taxable year, and there can be no assurance we will not be a PFIC for any taxable year.

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

Creation of Espacio Cordial de Servicios S.A.

In October 2012, our Board of Directors approved the creation of ECM S.A., which was later renamed Espacio Cordial de Servicios S.A. Cordial Servicios is an entity created to sell non-financial products and services, such as insurance plans and coverage, tourism packages, health insurance and health services, electric appliances and furniture, insurance mechanisms and plans and alarm systems.

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

Creation of Bolsillo Digital S.A.U.

On June 12, 2019, we created Bolsillo Digital. This company is a fintech which was introduced in the fast-growing industry of means of payment, which designs and develops products and services for payment processing, thereby offering solutions to businesses and individuals and facilitating their integration into the digital payment systems by using mobile points of sale (“MPOS”) and mobile wallet products. On August 5, 2021, Grupo Supervielle transferred its shares of Bolsillo Digital to its subsidiary Banco Supervielle S.A. as part of its strategy within the industry of means of payment. Bolsillo Digital’s main activity until 2022 was to provide payment services under its brand Boldi (“Boldi”). In February 2023, the Boldi app was permanently closed. As of the date of this annual report, Bolsillo Digital is in the process of being dissolved.

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

Acquisition of Easy Cambio S.A. (renamed as Dólar IOL S.A.U.)

In October 2020, Grupo Supervielle acquired Easy Cambio S.A., a foreign exchange broker authorized by the Central Bank. On March 17, 2022, Easy Cambio S.A. changed its corporate name to Dólar IOL S.A.U. On November 17, 2022, the board of directors of Dólar IOL S.A.U. resolved to cease the activity of the company as a foreign exchange broker given its low operation volumes since May 2021. On November 17, 2022, Dólar IOL S.A.U. requested to the Central Bank the cancellation of the authorization to carry out exchange operations and to revoke the registration of the company from the Central Bank’s Registry of Foreign Exchange Operators (Registro de Operadores de Cambio). Following the Central Bank’s authorization, Dólar IOL S.A.U. was dissolved.

Acquisition of the capital stock of IOL Holding S.A. and IOL Agente de Valores S.A.

On August 6, 2021, Grupo Supervielle acquired 95% of the shares of IOL Holding, a company incorporated in Uruguay. Sofital acquired the remaining 5% of the shares of IOL Holding.

On August 23, 2021, IOL Holding acquired 100% of the shares of IOL Agente de Valores S.A., a company incorporated in Uruguay which is expected to provide security dealer services. On June 16, 2022, the Central Bank of Uruguay authorized IOL Agente de Valores to act as a security dealer providing services to non-residents of Uruguay. IOL Agente de Valores S.A. is expected to provide its services through an online platform to non-residents of Uruguay who may be based in Latin America and seek to participate in the U.S. capital markets.

Merger of Tarjeta Automática S.A. and IUDÚ into the Bank

On December 14, 2022, the Bank, as the absorbing entity, and Tarjeta Automática S.A. and IUDÚ, as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta Automática S.A. and IUDÚ merged into the Bank effective January 2023. On December 1, 2023, the Central Bank approved the mergers. These mergers allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022.

Executive Offices

Our principal executive offices are located at Reconquista 330, Buenos Aires, Argentina. Our general telephone number is +54-11-4340-3100. Our website is http://www.gruposupervielle.com. Information contained or accessible through our website is not incorporated by reference in, and should not be considered part of, this annual report.

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

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.BBusiness Overview

Overview

We  provide a wide range of financial and non-financial services to our clients and have more than 130 years of experience operating in Argentina. We are focused on offering fast solutions to our clients and effectively adapting to evolving changes within the industries in which we operate. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to our clients’ needs. Since May 2016, the shares of Grupo Supervielle are listed on the ByMA and NYSE.

Our company takes advantage of the following strengths and opportunities:

●	We are the oldest private franchise in Argentina and own the eighth largest Argentine private bank in terms of loans, and have a recognized presence within the Argentine financial industry;
●	We operate in an underpenetrated financial system. The Argentine financial system is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. As a result, the Argentine financial system presents a number of growth opportunities, as Argentina resumes its stabilization process. We are well positioned and constantly evolving to capture these growth opportunities given our focus on a differentiated customer experience.
●	We have a strong liquidity and a solid capital base which support our growth initiatives. In addition to organic growth, we have significantly increased our business through acquisitions which have allowed us to expand our private loan market share among financial institutions from 0.1% to 2.4% between December 2002 and December 2023.
●	We are going through a process of cultural and digital transformation aimed at addressing the challenging and fast-moving context of disruption that the global financial industry is going through. We adopted a customer-centric, product-oriented operational model which enables us to understand our customers’ needs and to strengthen our digital product culture. During 2023, we continued to develop our operating model by deepening empowerment of our customer-centric autonomous cells and strengthening our digital product capabilities. This enables us to evolve into a culture of innovation, accelerate time to market of new value propositions, and enhance the customer experience.
●	We are building a service ecosystem. We continue to build our ecosystem integrating our service offerings and adding third-party partnerships, improving customer experience, while driving synergies among our different verticals, increasing customer loyalty and pursuing cross selling initiatives.

Our controlling shareholder has a strong commitment to the Argentine financial system. Julio Patricio Supervielle is the Chairman of the Board of Directors and the CEO of Grupo Supervielle and has led Grupo Supervielle for almost 25 years. During his tenure, we have experienced growth in terms of net worth, assets, deposits, our footprint and customer base, and we have successfully completed some of our most significant acquisitions. We rely on our Board of Directors whose members collectively have extensive experience in retail and commercial banking, a deep understanding of local business sectors and strong capabilities in risk management, finance, capital markets, M&A and corporate governance. In addition, our senior management team is comprised of seasoned officials and experts in their fields that foster a business culture of high performance. Our subsidiaries are: (i) Banco Supervielle S.A., which is the eighth largest private bank in Argentina in terms of loans; (ii) Supervielle Seguros, an insurance company; (iii) Supervielle Productores Asesores de Seguros, an insurance broker; (iv) Supervielle Asset Management, a mutual fund management company; (v) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers; (vi) IOL invertironline, a broker specialized in online trading and a platform that offers online services related to financial investments; (vii) Espacio Cordial, an entity offering retail non-financial products, assistance, services and tourism; and (viii) MILA, a company specialized in car financing.

Our subsidiaries also include Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, and Bolsillo Digital, which is in the process of being dissolved.

In 2023, we continued to operate in an adverse macroeconomic environment characterized by the highest levels of inflation recorded in decades. Our strategic focus was on driving higher operating leverage, which we achieved by advancing our digital transformation which we started to implement in 2018 and our process of modernizing infrastructures and resizing the Bank’s branch network. As of December 31, 2023, we had a distribution network that gained efficiency due to the process of consolidation and consolidated 46 branches reducing the number of our branches from 183 in 2020 to 137 as of December 31, 2023.

Moreover, we continue to enhance our service model, improving digital and automatic channels while transforming our branch network to deliver higher-value transactions to customers, while boosting cross-selling efforts and establishing the base to drive higher productivity as growth resumes and inflation decreases.

On a consolidated basis, we had:

●	Ps.2,058.0 billion in total assets as of December 31, 2023, compared to Ps.2,166.0 billion in total assets as of December 31, 2022;
●	Ps.499.9 billion in loans as of December 31, 2023, compared to Ps.766.5 billion in loans as of December 31, 2022;
●	Ps.611.4 billion in loans, financing and off-balance guarantees as of December 31, 2023, compared to Ps.816.9 billion as of December 31, 2022;
●	Ps.1,548.9 billion in deposits as of December 31, 2023, including Ps.1,448.2 billion from the private sector, and Ps.100.7 billion from the non-financial public sector, compared to Ps.1,705.0 billion in deposits as of December 31, 2022, including Ps.1,618.3 billion from the private sector and Ps.86.7 billion from the non-financial public sector;
●	Ps.341.4 billion in attributable shareholders’ equity as of December 31, 2023, compared to Ps.287.3 billion in attributable shareholders’ equity as of December 31, 2022; and
●	3,663 employees as of December 31, 2023, compared to 3,814 employees as of December 31, 2022.

During 2023, we continued to build our ecosystem, and served 2.0 million active customers, while we continued to execute on the key strategic pillars of our strategy designed to improve profitability and efficiency. The following chart illustrates our business ecosystem as of December 31, 2023:

Notes: (1) Loans and Deposits Market share: Banco Supervielle Market Share among Argentine Private banks; and (2) Insurance Market share among the insurance lines we underwrite as of the last twelve months as of June 2023, which is the latest information available as of the date of this annual report.

Financial Services

We own the eighth largest Argentine private bank in terms of loans. Through the Bank, we serve 1.5 million individual customers, around 25,000 small businesses, 2,800 SMEs and 1,900 corporates, and we maintain a competitive leading position in certain strategic segments.

According to calculations based on Central Bank and other third-party information, our share for the following products is as follows:

●	total loans: our market share as of December, 2023 was 2.4%, compared to a 2.9% market share as of December, 2022;
●	total deposits: our market share as of December, 2023 was 2.6%, compared to a 2.9% market share as of December, 2022.

Additionally, based on the latest information published by ANSES, we made 8.9% of all social security payments to senior citizens in Argentina as of December 31, 2023, compared to 9.1% as of December 31, 2022.

Through the Bank, we maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza.

Moreover, we are advancing on our omnichannel strategy and developing a hybrid model including virtual branches to expand our footprint and offer banking services anywhere and anytime. This model combines the efficiencies of a virtual branch with the strength of face-to-face interactions.

We also continue to make significant progress on our branch transformation, implementing a new service model and updating our network. In 2023, enhancing the customer experience has been a key initiative which has accelerated digital adoption, increased engagement and cross-selling while boosting our competitive net promoter score (“NPS”).

As of December 31, 2023, the share of digital customers expanded by 10 percentage points to 62%. Our digital wallet, through the online banking platform Supervielle App, continues to gain customer engagement and the number of transfers made through this app more than doubled to 7 million as of December 2023, and increased 10 times in QR code payments and 84% in bill payments. “Inversión Rapida”, which is a mobile app feature that allows our customers to invest in money market funds, disrupted the retail value proposition by allowing customers to invest 24/7 in money market funds and safeguard their savings from inflation. This contributed to year-on-year increases of 9 times in the number of retail clients investing in our money market funds and Assets Under Management expanding 7 times in nominal terms.

During 2023, we also expanded the Entrepreneur and SMEs (“E&P” as is called in Spanish), SMEs and middle market customers by nearly 5% compared to 2022. The digital working capital financing products which we started offering during 2023 had a successful adoption by our customers. As of December 31, 2023, digital transactions by SMEs accounted for 93% of factoring, 72% of commercial unsecured loans, and 52% of overdrafts. We also increased cross-selling while improving NPS across all segments for the second consecutive year.  The penetration of insurance policies sold to Entrepreneurs and SME customers increased to 10% from 7% in 2022, while the renewal rate increased close to 90% compared to 2022, underscoring customer retention. We gained share in sight deposits, which increased to approximately 2.4%, and continued to expand FX trade transactions, gaining over 1.3% of market share to 4.8%. In addition, we were recognized by Euromoney as the Best Trade Finance Argentine Bank.

Insurance

The insurance business is continuously adapting its products to the needs of our customers. We have access to customers through our distribution networks and aim to further develop our bancassurance distribution model by expanding the variety of insurance products offered.

In 2023, Supervielle Seguros issued 445,000 active policies with individual clients and more than 4,000 with corporate clients. We focused on enhancing the digital experience for individual customers, expanding the range of coverage with more simple products. As a result, sales of digital products accounted for 26% of auto, home, and technology insurance in December 2023, increasing from 10% in January 2023.

We also doubled our sales through Online Banking and Mobile compared to 2022 and began scaling insurance sales through the our Virtual Hub channel, with a total of 3,028 policies sold, compared to 476 in 2022. See “—Bank Distribution Network—Virtual Hub.”

Regarding in-person channels, Supervielle Seguros achieved a 58% increase in productivity, surpassing pre-pandemic levels, increasing insurance placements by 20% and cross-selling by 37% compared to 2022. Additionally, customer satisfaction measured by NPS improved 9 percentage points in 2023.

Savings

We offer investments and savings solutions to our customers through a wide range of products. Through Supervielle Asset Management, we have 17 mutual funds designed to meet customers’ particular investment objectives and risk profiles. As of December 31, 2023, monthly average assets under management accounted for Ps.512.5 billion, compared to Ps.119.3 billion monthly average assets under management as of December 31, 2022 (measured in historical currency).

Investments

IOL invertironline ranked third in the ByMA exchange ranking on Equity with a 4.64% market share and fifth in terms of CEDEARs (Certificado de Depósito Argentinos) with a 4.64% market share as of December 2023. In 2023, we carried out more than 14 million transactions, we opened 916,000, accounts (with a monthly record of more than 93,000 accounts in October) and at the end of the year we had 483,580 active customers, more than 916,000 accounts and a customer activity rate of 52.8%. Additionally, we contribute to improve financial education with around 9,000 participants attending financial courses education offered by IOL invertironline in 2023.

IOL invertironline continued to drive strong fee growth over 150% compared to 2022, expanding assets under management while attracting and retaining customers.

We achieved remarkable year-on-year growth across all key performance indicators, underscoring our ability to attract and retain customers. Monthly active users increased by 5 times to more than 270,000, new accounts increased by three times, app downloads increased by 9 times, and Assets under Management increased by 7 times in nominal terms, compared to 2022.

Payments

In 2020, we joined Play Digital S.A. (“Modo”), the systemic payment solution for banks in Argentina, as shareholder, with the aim of expanding the offer of financial services to our clients throughout the country, integrating technologies that facilitate the use of our applications on mobile devices, allowing them to operate in the digital market for payments and transfers through a systemic solution of the highest quality standard. In 2021, we integrated Modo into our Supervielle App and our Supervielle Jubilados App, which serves to provide services to senior citizens. In 2022, our Supervielle App for individuals implemented thefunctionality to make payments using quick-response (“QR”) codes using credit, debit and account debit cards.

In 2023, we recorded a significant growth in the use of MODO as a payment method in our Supervielle App, reaching 1.3 million payments which used QR codes and growing 10 times as compared to 2022. As of the date of this annual report, more than 60,000 customers use our App monthly to make payments using QR codes and money transfers, as compared to 13,000 customers in 2022.

The use of digital channels for utility payments increased by 84% in 2023 compared to 2022. The penetration of this method increased by 35% in 2023 compared to 2022, which also indicates an increase in the use of the Bank as the bank of choice.

In addition, during 2023 we developed OpenBanking, an online solution which may be used to operate with accounts in other entities through our Supervielle App, thus becoming a digital wallet.

Mobility-Cars

In 2018, we started to develop our mobility car business with the acquisition of MILA, a company that specializes in car financing. In December 2021, we signed an agreement to finance the operation of KAVAK, a digital platform for the sale of used cars. As a result of this financing, KAVAK provides a wide range of financial and non-financial services to its customers and its customers receive exclusive benefits. In 2023, we renewed our agreement with KAVAK. Within the framework of this agreement we increased our market share from 40% in 2022 to 70% in 2023 in car loans, becoming the bank of choice in this segment.

During 2023, we focused on the profitability of this segment that serves both individuals and companies in the automotive retail and wholesale markets, and we added 5,600 new customers and ranked third among banks in the market in terms of car loans.

Non financial services and products: Retail and Leisure, and Medical plans

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact though our brands Cordial and Tienda Supervielle. At the end of 2023, Espacio Cordial had more than 210,000 assistance services in its portfolio. The focus of the service is the coverage of unsatisfied needs in health services, such as dentistry, ophthalmology, medical emergencies and telemedicine, and also household, car, motorcycle and pet needs. Tourism proposals are marketed through Tienda Supervielle, which also offers financing. In 2023, the commercial focus was on digital operations and commercial alliances with retailers and mass consumption companies, taking advantage of different digital, face-to-face and telephone channels.

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

The industry in which we operate has been affected by the economic conditions in Argentina over the last several years. In 2023, Argentina’s GDP decreased by 1.6% as a result of the droughts which occurred in Argentina in 2023 and the decrease of  the agricultural exports by 20.6% compared to 2022. In 2022,  Argentina’s GDP increased by 5.0% mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy. Inflation in Argentina increased to 94.8% in 2022 and 211.4% in 2023. During 2022 and 2023, the Argentine financial system continued to face considerable macroeconomic and regulatory challenges, such as minimum rates for time deposits, caps on interest rates on certain loans, mandatory loans, limits on LELIQ holdings and foreign exchange market restrictions. As a result, as of December 31, 2023, the financial system in Argentina had low credit demand with loans to GDP and deposits to GDP at historical low rates of 6.7% and 18.3%, respectively. In December 2023, President Milei took office and the new administration remains committed to achieving fiscal surplus and is expected to introduce reforms aiming to reach a macroeconomic and financial stabilization beyond 2024.

In 2020, we started a digital and cultural transformation aimed at addressing the challenging and fast-moving context of disruption that the global financial industry is going through. This context led us to focus on improving our value proposition, customer loyalty, customer acquisition and efficiency. Thus, we built a differentiated user experience in our digital channels and implemented a program to address to our customers’ needs. Since then, we started innovating in the Virtual Hub and developed capabilities for future banking sector of the future in terms of IT architecture, digital channels, cloud operability, use of artificial intelligence, digital marketing, cybersecurity, data and advanced analytics. At the same time, we began to implement a digital mindset, with agile practices as part of the end-to-end transformation of our operating model, with new disciplines led by COEs (Center of Excellence).

In 2023, we adopted a customer-centric, product-oriented organizational model which enables us to address our clients’ needs and to strengthen our customers’ digital product culture. Also, as a result of our IT strategy we are migrating our application programming interfaces to the cloud in order to give our new operating model the required agility and adaptability. We are committed to a continuous migration of solutions under a multi-cloud strategy. At the end of 2023 we had migrated 131 applications to the cloud. Migrated apps account for 50% of the migration plan and our objective is to migrate 100% of the applications not associated with our core business by the end of 2024.

We aim to address our customers’ needs through hyper-personalized experiences that provide immediate solutions. We are constantly transforming to offer these experiences. Our goal is to develop experiences of success for investment, collection, payment and consultation of queries in a simple way.  In addition, our infrastructure enables us to reach customers all through Argentina and provide solutions to their financial needs with a higher level of service. In 2024, we expect to differentiate ourselves through the use of artificial intelligence and our “Human Banking” service model to anticipate our customers’ needs. We created “Human Banking” in 2020 as a hybrid face-to-face and virtual service model aimed at developing solutions to improve the access to the Bank’s services.

During 2023, we continued to execute our key strategic pillars to improve our return on equity and drive long term value creation. These strategic pillars are:

●	enhance the customer experience;
●	accelerate client acquisition in profitable segments;
●	expand digital adoption;
●	continue to capture operating efficiencies;
●	lower cost of funding; and
●	maintain healthy asset quality.

As of the date of this annual report, we serve more than 2.0 million customers through this ecosystem. Improving asset quality and funding are two other key pillars of our strategy where we are also advancing despite the challenging context. While accelerating inflation and high market interest rates are weighted on industry loan demand, our prudent approach to asset quality has allowed us to maintain stable and healthy asset quality levels. We expect to deliver loan growth and customer acquisition with a more efficient structure, driving sustainable profitability, subject to market conditions.

Sustainability

At Grupo Supervielle we are committed to our employees, customers and communities to achieve sustainable growth while protecting the environment and acting with social responsibility. We integrate the sustainability strategy to our business model and promote a responsible culture among our employees. We report on our non-financial performance in a clear and transparent way, in connection with environmental, social and corporate governance (ESG) factors.

In 2023, we continued to develope goals and objectives that align with our sustainability strategies. In the environmental area, we reduced total electricity consumption by 12% compared to 2022, expanded the use of renewable sources to 2,122 MWh, and offset 100% of our 2022 carbon footprint using the Greenhouse Gas Protocol guidelines. As part of our social responsibility actions, we provided training to 8,249 people for the use of financial instruments. Additionally, we continued to develop various projects related to education, childhood, the elderly, institutional strengthening, and initiatives that promote culture and the arts. To maximize opportunities for generating shared value with our value chain, we evolved supplier risk management towards an integrated and holistic approach framed within our Third-Party Risk Management Policy.

In the corporate governance area, we continued being part of the BYMA Sustainability Index for the sixth consecutive year, which reflects our firm commitment to the integrity of the practices and policies that underpin our corporate leadership.

Regarding the development of strategic indicators of our ESG performance, on December 14, 2022 the Board of Directors of Grupo Supervielle approved the Sustainability Policy which establishes the basic principles and provides a general framework for the management of our sustainability agenda and its integration into the corporate strategy and business model. It applies to all of the companies of Grupo Supervielle, and the Board of Directors is responsible for its review and amedment. In 2023, the Board of Directors approved the Diversity, Equity and Inclusion Policy, which sets forth our commitment to promote a diverse work environment that values and respects differences among our personnel.

We are committed to report our financial and non-financial performance to all our stakeholders. On March 6, 2024, we published our 2023 Integrated Annual Report, which reflects our commitment towards transparency and disclosure, providing stakeholders with a clear understanding of our ESG activities and progress and enhancing our dedication to sustainable practices and responsible business operations.

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

•	Respect of the Principle of Legality

We regularly review the degree of compliance with applicable laws and regulations and we take the actions required to correct deviations.

Business Segments

We conduct our operations through the following business segments:

●	Personal & Business Banking;
●	Corporate Banking;
●	Bank Treasury;
●	Insurance; and
●	Asset Management and Other Services.

Until 2022, the Company had a Consumer Finance segment which included businesses of IUDÚ, Tarjeta, Cordial Servicios and MILA. On December 1, 2023, the Central Bank approved the merger of IUDÚ into the Bank, and therefore IUDÚ merged into the Bank, effective January 2023. This merger, along with the merger of Tarjeta into the Bank, allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022. In turn, Cordial Servicios is included in the Asset Management and Other Services segment, while Mila is included in the Personal & Business Banking segment.

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2023
			Attributable Net (Loss) /
Segment	Net Revenue	Percentage	Income

	(in million of Pesos)
Personal & Business Banking	168,192.3	34.0%	(30,665.0)
Corporate Banking	57,211.2	11.6%	10,304.1
Bank Treasury	206,706.6	41.7%	60,243.7
Insurance	24,420.3	4.9%	3,602.0
Asset Management and Other Services	38,662.4	7.8%	10,575.6
Total Allocated to Segments	495,192.8	100.0%	54,060.4
Adjustments(1)	10,528.9		(2,444.6)
Total Consolidated	505,721.7	100.0%	51,615.8
(1)	Includes the net interest income received from the investment of liquidity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2023.

	As of December 31, 2023
	Personal					Asset
	and					Management
	Business	Corporate	Bank	Consumer		and Other		Consolidated
	Banking	Banking	Treasury	Finance	Insurance	Services	Adjustments(1)	Total

	(in thousands of Pesos)
Assets
Cash and due from banks	110,764,865	3,027,754	110,072,448	—	4,253	3,774,939	1,454,013	229,098,272
Debt Securities at fair value through profit or loss	468,851	844,260	29,465,234	—	5,333,658	6,137,589	4,166,230	46,415,822
Loans and other financings	259,366,382	196,646,291	25,996,149	—	16,219	609,543	(179,500)	482,455,084
Other debt securities	795,893	—	242,620,591	—	755,780	16	7,008,261	251,180,541
Other assets (2)	67,222,373	24,588,393	917,851,229	—	8,213,004	34,590,087	(3,606,804)	1,048,858,282
Total Assets	438,618,364	225,106,698	1,326,005,651	—	14,322,914	45,112,174	8,842,200	2,058,008,001
(1)	Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.
(2)	Other Assets at the Bank Treasury segment includes Ps.76.0 billion of securities issued by the Central Bank, Ps.755.7 billion of repo transactions with the Central Bank and Ps.199.4 billion of Government Securities.

The following table sets forth the breakdown of our customers as of December 31, 2023 and 2022.

	Customers
	As of December 31,
	2023	2022
Personal & Business Banking	1,534,729	1,564,666
Individuals	1,395,801	1,364,778
Entrepreneurs	29,873	28,757
SMEs	3,682	3,499
Consumer Customers (ex. IUDÚ)	105,373	167,632
Corporate Banking	1,407	1,342
IOL invertironline	483,580	136,890
Total	2,019,716	1,702,898

Personal & Business Banking Segment

Our Personal and Business Banking segment offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plans (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and benefit payments for senior citizens. In 2023, we continued to offer these financial products and services to satisfy our customers’ needs.

Based on the assessment of their distinctive features, their needs and specific requirements, our customers are grouped in five strategic groups which are further described below: (i) SMEs customers, which comprise individuals engaged in commercial activities, and small and medium sized companies with revenues lower than Ps.3 billion per year, (ii) Identité customers, which comprise high networth individuals belonging to serial ABC1 segments, (iii) mass affluent, which comprise individual customers who do not perform any commercial activities and are not included in the Identité segment,  (iv) senior citizens customers, which comprise senior citizens who are paid pension benefits through accounts held in the Bank, and (v) consumer customers which were transferred from IUDÚ to the Bank.

Personal & Business Banking Segment – Retail Customers

●	Identité and Mass Affluent Segments: In 2023, we promoted the acquisition of new customers, with 56,000 registrations in Identité and Mass Affluent, and we grew in competitive net promoter score, which is an indicator of customer satisfaction, for the third consecutive year in both segments.

To improve our customer service in Identité and Mass Affluent, we focused on achieving an end-to-end digital everyday banking payment experience including payments and transfers through the Modo app, MEP dollar investments and “Inversión rápida” (investment in money market funds through the Modo app),  personal loans, credit cards, car loans, car and property insurance, time deposits, Plan Sueldo (which is explained below), recharges and access to omnichannel services.  As a result, the percentage of digital customer over total customers reached 81% in the fourth quarter of 2023 compared to 73% in the same period of 2022. We also increased our share of wallet in deposits and cross-sell, especially in the Identité segment.

In terms of products and services, Identité and Mass Affluent grew in the placement of personal loans through digital channels with 220,000 placements in 2023 compared to 204,000 in 2022. “Inversión rápida” added 100,000 new investors in 2023 compared to 4,000 new investors in 2022 and the number of transactions and the volume of securities increased 4 times in terms of orders and volume of operations in relation to government securities and for the third consecutive year grew in mutual funds, reaching a market share of 2.46%.

●	Senior Citizens. Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the Argentine government pursuant to an agreement with ANSES. We believe the Bank remains the private bank with the largest presence in this segment, with 886,000 customers, 605,000 of which are beneficiaries of retirement and pension plans, which represents an approximate market share of 8.9%. In 2022, we developed new channels to attract senior citizens and launched “Previsional,” a referral program for this segment, in order to maintain the Bank’s leadership in the senior citizens segment.

In order to evolve our service model, we provided more simple branch structures, as a result of which 95% of our senior citizens customers withdraw their pensions through our ATMs and cash dispensers. In this regard, the volume of customers who made transactions using digital channels increased from 41% in 2022 to 50% in 2023, mainly driven by improved functionalities in the online and mobile pltaforms.

In 2023, 40% of senior citizens obtained loans through self-service channels (as compared to 33% in 2022), more than 19,000 customers invested in mutual funds with “Inversión rápida” as compared to 2,000 in 2022, and 63,000 customers paid their services through our apps, thereby exceeding by 20,000 customers the number of customer in 2022. Additionally, we continued to work on strengthening the financial education of our senior citizens segment through virtual training programs and face-to-face meetings at designated centers, among other initiatives.

●	Former IUDÚ Customers. During the fourth quarter of 2022, we completed the transfer of IUDÚ’s customers, loan portfolio and back-office to the Bank and discontinued the IUDÚ app. At the end of 2023 we were serving more than 100,000 former IUDÚ customers with a value proposition according to the segment.

Personal & Business Banking Segment – Entrepreneurs and SMEs

●	SMEs customers. During 2023, we acquired more than 4,700 new customers, including customers with commercial activity and small and medium-sized companies, reaching a 5.45% market share. 33% of these new acquisitions were managed digitally and in 2023 we continued improving onboarding and the end-to-end experience of this channel. Thus, we reduced the onboarding time to an average of 8 days in December 2023, as compared to 14 days in December 2022. In addition, during 2023 we launched a new process for the onboarding of corporate customers, which facilitates 100% digital registration of current accounts and access to short-term unsecured loans, and we completed the offer of working capital products in digital channels. In addition, we added Unsecured Loans and Overdrafts products, both built entirely in he cloud and available in online Banking Businesses for E&P and SMEs customers.

For digital acquisition, we leveraged exclusive value propositions and credit lines, in synergy with subsegments in partnership with B2B companies.

●	With respect to the commercial management model, we continued to focus on increasing the cross-sell rate, thus obtaining a comprehensive view of each customer through our Plan Sueldo, foreign trade, cash management and leasing products. We also continued to promote our franchise, education, transportation, health and professionals strategic subsegments.

Products and services offered:

●	Loans. The bank offers personal, car loans, mortgage loans, overdrafts, salary advances and guarantees for tenants. In 2023 we continued to develop a consumption financing product both for Online Banking and Mobile. We increased the digital placement of personal loans, driven by the growth of transactions in the Mobile channel, reaching 62% of the aggregate loans placed in December 2023, and exceeding the 34% recorded in December 2022, due to the migration of products to more efficient channels.
●	Deposits. In 2020, the Argentine Central Bank established minimum interest rates for time deposits made by individuals and companies which were lifted in March 2024. As of December 31, 2023, we grew in the share of wallet of peso-denominated deposits of our customers measured as the aggregate of deposits in savings accounts, checking accounts, mutual funds and time deposits. In December 2023, our share of peso-denominated deposits of individual customers reached 1.41% compared to 1.20% in December 2022. As of December 31, 2023, total deposits from the Personal and Banking segment amounted to Ps.580.1 billion and retail customers deposits denominated in Pesos represented 37% of total deposits denominated in Pesos.
●	Investment Products: During 2023, we continued to develop the Personal Finance Manager to unify the investment perspective and deploy new experiences and products. In 2022, we created a new experience called “Inversión rápida” for the short-term T0 Premier Fund, becoming the first bank to offer 24-hour operations during business days, a competitive value proposition compared to other fintech competitors. In addition, for the third year in a row our market share grew, reaching 2.63%, and we multiplied the number of mutual funds customers and the volumes invested several times in relation to the average of recent years. In 2022, we had launched MEP Dollar together with IOL invertironline, which allows our customers to purchase bonds in Pesos and sell those bonds in U.S. dollars. In 2023, MEP Dollar positioned us at the forefront for making this operation available on Mobile and increased eighteen times the operation of negotiable securities in terms of customers, orders and volume and nine times the number of customers as compared to 2022. In 2023, we launched a new app which enables customers to cash electronic and physical checks which allowed us to reach 93% of digital transactions over total transactions, compared to 77% in 2022.
●	Insurance. In 2023, we reached pre-pandemic productivity levels in the insurance segment. Our digital sales increased from 10% in January 2023 to 26% in December 2023, including products offered through digital and face-to-face channels. Additionally, we doubled our car insurance portfolio as compared to 2022, achieving 500 policies per month in the last quarter of 2023, 51% of which were managed digitally. Likewise, during this period we improved the value proposition through the launch of new digital sales products, such as “Celular Protegido,” which is a mobile device insurance service, and implemented personalized assistance through a chat for digital products, and we moved forward with the integration with our partner 123 Seguro, including the companies Sura, Experta and San Cristóbal.

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

Products offered to Corporate Customers:

●	Deposits: In 2023, our market share of private-sector current account deposits continued to grow for the third consecutive year, reaching an annual average of 2.01%, 16% higher than the 1.85% market share recorded in 2022. Likewise, in the fourth quarter of 2023 our market share reached 2.38%, as compared to 1.95% in the same period of 2022.
●	Loans: In 2023, we promoted special loan facilities in line with the segment’s needs which, together with a product reengineering to streamline onboarding, allowed us to improve commercial document discounting, overdrafts and unsecured loans. In 2023, demand for credit remained very low as a result of high inflation and the complex macroeconomic environment in Argentina. However, we recovered our market share in commercial credit in the second half of 2023 and closed the year at 3.91%.
●	Plan Sueldo. We continued with the process of transformation in product operations, aiming at achieving high efficiency standards in onboarding, cross-sell and customer profitability. During 2022, we improved our process automation through our Online Banking for commercial customers. In order to continue encouraging onboarding, at the time of registration an automatic email is sent both to the company and to the employee, informing them of the possibility of managing our products from any device. As a result, the corporate customers paying salaries enjoy a better experience when opening salary accounts, uploading payrolls and making payments. According to the most recent data from the Ministry of Labor, in October 2023 our market share of Plan Sueldo for private sector employees reached 2.57%, as compared to 2.63% in December 2022 and 2.48% in December 2021.
●	Foreign Trade: As of December 31, 2023, our market share level of both exports and imports of goods, measured in number of transactions was 4.84% compared to 3.5% in 2022. Regarding innovations to improve customer management, we entered into a partnership with latindyl, a Latin American B2B marketplace that connects Argentine SMEs with importers worldwide. This partnership ratifies our commitment to facilitate the internationalization of the segment and develop new markets.
●	Cash Management: Our collection and payment services are aimed at cross-sell of funding products and offer differentiated value propositions according to customers’ expectations and needs. The volumes of transactional funds in our collection and payment products grew above inflation, which shows a greater use by our customers of these products. Along these lines, the number of bulk transfer batches entering Online Business Banking doubled, which shows the fast adoption of the products, due to the migration of collection and payment services to the cloud. In addition, we created the Unusual Transfers circuit, reducing the number of fraud cases from 20 to 7 in the first month of implementation. We also continued to provide greater security to our customers with a two-step verification of passwords and e-sign validation.
●	Leasing: With a focus on financing capital goods for SMEs, the Financial and Operational Leasing and Sale & Lease Back products are marketed through our commercial officers and our branch network with specialized service and advice in order to promote the use of this capital assets financing tool. This model allowed us to maintain our market positioning, reaching an 11.7% market share as of December 31, 2023.

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

Trading Desk and Institutional Sales

The Bank’s trading desks trade financial assets on a proprietary and third-party basis, sell financial products, and implement the Asset and Liability Management Committee (“ALCO”) decisions, within the board’s policies, regarding the Bank’s liquidity and financial risk management policies. The Bank’s trading operations include money market instruments, which include institutional investor deposits, public debt instruments, Central Bank debt notes, foreign exchange, stocks, futures, swaps and repos. Trades develop within the limits of a comprehensive risk map which sets limits on counterparty risk and on long and short positions for each asset class, depending on volatility, traders’ seniority level, and other factors. The risk map also determines stop-loss policies. Banco Supervielle S.A. managed to grow in volume in all products operated, including foreign currency, public and private securities, stocks and derivatives. The Bank managed to position itself as one of the benchmarks of the market among institutional investors in all types of operations.

Correspondent Banking

During 2023, commercial relations were maintained with foreign banks related to the management of correspondent accounts, the financing of foreign trade transactions and the operation of guarantees and letters of credit.

Capital Markets

The Bank’s Capital Markets department objective is to originate and structure financing products to be placed in the Argentine capital markets and provide financial advice services which allow the customers of the Bank, Grupo Supervielle and its subsidiaries to optimize their financial resources and capital structure in order to maximize the profitability of their operations.

The sector is mainly focused on the structuring of financial trusts and syndicated credit facilities, in the organization and placement of negotiable obligations and in equity capital markets transactions and mergers and acquisitions, with a view to providing a comprehensive advice on each product, generating long term relationships with customers and investors.

During 2023, we participated in 97 capital markets transactions for a total amount of approximately Ps.413 billion, 77 of which were negotiable obligations, 12 of which were financial trusts and 8 of which were provincial bonds. As a result, the Bank consolidated itself as one of the most active banks in the Argentine securities market. In 2023, we ranked fourth in terms of number of security issuances in which we participated and second in terms of active issuers.

During 2023, we maintained our focus on, and commitment to, the SME segment, while continuing to support large companies and frequent issuers. As of December 31, 2023, 54% of the Capital Market issuances were made by SMEs and a total of 86 Negotiable Obligations of small and medium-sized companies were guaranteed by Banco Supervielle S.A. for a total amount of Ps. 2,705 million and U.S.$50 million. We also gradually entered the Sub-Sovereign financing segment through the placement of Provincial Bonds.

The Bank continued to promote the issuance of green, social and sustainable (“SVS”) bonds. During 2023, we participated in 4 of the 16 issuances made in Argentina, which included the issuance of 2 social bonds, 1 green bond and 1 sustainable bond, for an aggregate amount of Ps. 43,378 million.

Consumer Finance Segment

During 2022, we executed our key strategic pillars of our strategy designed to improve ROE while operating in an increasingly adverse macroeconomic environment, with inflation at the highest level in decades and loan demand at all-time lows. In this context, we implemented a major restructuring of IUDÚ with the goal of running a more efficient operation and transferred IUDÚ’s customers, loan portfolio and back-office to the Bank through the merger of IUDÚ into the Bank. This transfer allowed us to take advantage of IUDÚ’s operational efficiencies while we continue to offer the Bank’s broad assortment of financial products and services to our customers. At the same time, we reduced our loan origination and focused on improving asset quality in this middle to low income customer segment.

On December 14, 2022, the Bank, as the absorbing entity, and Tarjeta and IUDÚ, as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta and IUDÚ merged into the Bank effective January 2023.

On March 1, 2023 the Bank and Dorinka agreed to terminate the financial service agreement that IUDÚ (the Bank’s consumer finance business) had entered into with Dorinka on August 24, 2021, pursuant to which IUDÚ offered its financial products and services through Dorinka’s points of sale. The Bank’s decision to terminate this agreement was in line with the initiatives that we implemented during 2022 to protect profitability and asset quality in a segment that has been greatly affected by increased inflation and a challenging macroeconomic environment.

On December 1, 2023, the Central Bank approved the merger of IUDÚ into the Bank. These mergers allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022.

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

In 2023, we doubled our sales in Online Banking and Mobile as compared to 2022 and started to scale the sale of insurance policies through Banco Supervielle S.A.’s Virtual Hub, with a total of 3,028 policies sold, as compared to 476 in 2022. In the face-to-face channels we achieved a 58% increase in productivity, surpassing pre-pandemic levels. Thus, we closed the year with a 20% increase in the placement of insurance policies and a 37% increase in cross-selling to our customers, as compared to 2022. In addition, we increased by 8 points our customer satisfaction measured by NPS.

During 2023, Supervielle Seguros consolidated its offers in the following products:

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

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2023.

Gross written premiums by product

(in millions of Pesos)

	4th quarter	3rd quarter	2nd quarter	1st quarter
	2023	2023	2023	2023
Life insurance and total permanent disability insurance for debit balances	0.6	2.3	2.7	2.8
Mortgage Insurance	216.5	243.7	246.7	268.6
Personal Accident Insurance	144.6	145.9	133.1	172.4
Protected Bag Insurance	476.7	438.4	502.1	526.9
Broken Bones	77.9	77.9	85.1	108.4
Others	106.5	115.6	72.3	98.5
Home Insurance	859.4	731.5	680.9	829.0
Technology Insurance	371.9	325.1	336.6	474.5
ATM Insurance	193.7	183.2	159.7	161.9
Life Insurance	2,083.5	2,222.4	1,946.5	2,509.6
Total	4,531.3	4,486.0	4,165.7	5,152.6

Asset Management and Other Services segment

Grupo Supervielle offers a variety of investment services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers brokerage and investment products and services through IOL invertironline.

SAM

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its “Premier” funds family. As of December 31, 2023, assets under management reached Ps.512.5 billion increasing 329.7% in nominal terms from December 31, 2022.

The Premier funds family comprises a money market fund (Premier Renta Corto Plazo en Pesos), two short term fixed income funds in Pesos (Premier Renta Plus and Premier Renta Fija Ahorro), six fixed income and mixed income funds in Pesos (Premier Renta Fija Crecimiento, Premier Capital, Premier Commodities, Premier Inversión, Premier Balancead, Premier Estratégico and Premier Renta Mixta), two fixed income funds in U.S. dollars (Premier Renta Mixta en Dólares and Premier Performance), a variable income fund (Premier Renta Variable), two specific investment funds in assets issued by SMEs and ESG (Premier FCI Abierto Pymes and Premier Sustentable ASG, launched in 2023), a fixed income LatAm fund (Premier Global Dólares) and a close fund (Adblick Ganadería). These Premier funds family are offered to the public online.

During 2023, the volume of assets under management of our large corporate customers decreased in real terms. However, SMEs and institutional customers increased their investments in real terms. Regarding our product portfolio, at the end of 2022 we launched “Inversión rápida,” a simple way to invest and redeem the funds invested in the FCI Premier Money market fund as it allowed to credit these funds at any time during business days. We were the first bank to provide this service, which we expanded to non-business days in 2023.

IOL invertironline

IOL invertironline is a digital online broker that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

In 2023, we continued to adapt our specialized trading platform to improve user experience. Among the improvements implemented, we began to use artificial intelligence in customer service (improving response times and quality) and worked on call prioritization.  We also continued to improve our IOL Mobile App which, at the end of 2023, reached almost 720,000 downloads both from Play Store and App Store, as compared to the 77,000 downloads recorded at the end of 2022. We added products that facilitate management, such as the one-click sale of MEP Dollars, bonds in pesos and the purchase of shares, bonds, CEDEARs and negotiable obligations. At the end of 2023, assets managed exceeded Ps. 653 billion and, according to the information provided by BYMA, in December 2023 we ranked third in terms of equity with a 4.64% share and fifth in terms of  CEDEARs with a 6.45% market share. In 2023, we carried out more than 14 million transactions, we opened 916,000 accounts (with a monthly record of more than 93,000 accounts in October) and at the end of 2023 we had 483,580 active customers, more than 916,000 thousand accounts and a customer activity rate of 52.8%.

In 2023, we strengthened IOL Academy’s financial education proposal, increasing the offer of courses in line with our mission of democratizing access to financial education. In addition, we relaunched the Financial Education for Young People course together with the Sustainability team of Grupo Supervielle, which was delivered to more than 3,500 students free of charge and reviewed the basic contents on personal finance and the capital market in Argentina. The purpose of this training is to provide future generations with the necessary tools so that they can make informed financial decisions from the very beginning. Likewise, we continued to improve the quality of existing courses and programs, focusing on the script and guidance of students in discussion forums and community spaces.

Market Area

We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza. Moreover we are present across Argentina through our virtual and digital channels.

We are accelerating our transformation initiatives across channels to develop our omnichannel model. This includes developing a modern technological architecture, evolving our bank branch model and adding API capabilities to connect with third parties and prepare our business for open banking.

As of the date of this annual report, we have 136 physical branches, 256 ATMs, 182 self-service terminals and 318 cash dispensers with biometric identification systems.

Argentina. Argentina is comprised by 23 provinces and the City of Buenos Aires. As of December 31, 2023, it had a population of approximately 46.7 million and a GDP per capita of approximately U.S.$15,500 As of December 31, 2023, the unemployment rate in Argentina was 5.7%. In terms of the banking sector, as of December 31, 2023 there were 63 banks and 4,414 bank branches across Argentina. During 2023, 92% of the households in Argentina had Internet access, which creates a favorable environment for the development of digital banking services.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the Argentine government. As of December 31, 2023, the City of Buenos Aires had a population of 3.1 million (approximately 7% of Argentina’s overall population) and was the richest city of Argentina. As of December 31, 2023, the unemployment rate in the City of Buenos Aires was 3.2%. In terms of the banking sector, there are 738 bank branches (out of a total of 4,414 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. The Province of Buenos Aires had a population of approximately 18.0 million (approximately 39% of Argentina’s overall population) as of December 31, 2023 and concentrates a high portion of the agricultural activity. As of December 31, 2023, the unemployment rate in the Province of Buenos Aires was 7.4%. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,420 bank branches (out of a total of 4,414 bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Mendoza has a population of approximately 2.0 million (approximately 4.4% of Argentina’s overall population) as of December 31, 2023. As of December 31, 2023, the unemployment rate in Mendoza was 4.3%. In terms of the banking sector, there are 167 bank branches (out of a total of 4,414 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. San Luis had a population of approximately 527,000 (approximately 1.1% of Argentina’s overall population) as of December 31, 2023. The primary industries in the Province of San Luis are agricultural production and tourism. As of December 31, 2023, the unemployment rate in the Province of San Luis was 1.8%. In terms of the banking sector, there are 43 bank branches (out of a total of 4,414 bank branches in Argentina) in the Province of San Luis.

Bank Distribution Network

Bank branches

In 2023, we advanced the transformation of 26 branches, with a total of 52 offices transformed since the start of the transformation process. The objectives of this transformation plan are (i) to increase our presence in the SME segment by including services to small and medium-sized companies in service branches that were exclusively dedicated to the senior citizens segment, and (ii) to continue to expand “Espacio 24,” where our customers can make cash withdrawals and deposits during and after banking hours.

In 2023, we increased the number of self-service machines, reaching 282 in Espacio 24 out of 318 in all branches. These machines allow customers to obtain balance inquiries, request personal loans and withdraw cash using  fingerprints. Almost 76% of our 178 self-service terminals are located in Espacio 24 in addition to 256 ATMs that form part of our network. In line with global consumer trends where customers seek little direct interaction with the banks, in 2023 we advanced the consolidation of 20 branches to optimize operations without neglecting our proximity to customers.

Virtual Hub

One of the most innovative launches of 2022 was our Virtual Branches system, which combines different digital channels, leveraged on a robust technological infrastructure that provides a high level of security, with the service of more than 100 especially trained executives. In 2022, we expanded our Virtual Branches footprint, reaching areas where we do not have physical presence. In 2023, we extended our service hours, which currently run from Monday to Friday, from 8:00 a.m. to 9:00 p.m. (Buenos Aires time), and installed the role of Concurrent Executive (“Ejecutivo Concurrente”) in 98 branches to enable us to assist clients in person and virtually. Our Virtual Branches system offers the following services:

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

Deposits – General Overview

The following charts set forth the breakdown of our deposits by type of account and customer category as of December 31, 2023.

Our main source of funds is the Bank’s deposit base.

As of December 31, 2023, non- or low-cost demand total deposits (including private and public-sector deposits) represented 27% of Grupo Supervielle’s total deposits, 16.3% of which corresponded to savings accounts and 10.8% to checking accounts. As of December 31, 2022, non- or low-cost demand total deposits (including private and public-sector deposits) represented 29.1% of Grupo Supervielle’s total deposits, 16.9% of which corresponded to savings accounts and 12.2% to checking accounts. The current highly inflationary environment is driving customers to increasingly invest their transactional funds in the Company’s money market funds to protect the value of their income, which is reflected in the growing number of customers using “Inversion Rápida.”

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2023:

	Year ended December 31, 2023
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Deposits	1,548,928.1	75.3%	36,170,310.9	81.3%
Other Liabilities & Shareholders equity	509,079.9	24.7%	8,325,930.8	18.7%
Total	2,058,008.0		44,496,241.7

	Year ended December 31, 2023
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Checking accounts	138,589.5	8.9%	8,115,401.5	22.4%
Saving Accounts(1)	253,080.8	16.3%	16,517,558.9	45.7%
Time deposits	177,192.3	11.4%	7,364,463.9	20.4%
Other deposits	980,065.5	63.3%	4,172,886.6	11.5%
Total	1,548,928.1		36,170,310.9
(1)	Includes special checking accounts

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2023, we had a loan portfolio of Ps.498.1 billion (equivalent to U.S.$616 million converted to U.S. dollars at the reference exchange rate as of December 31, 2023). As of December 31, 2023, we had a loan portfolio and off balance sheet guarantees of Ps.609.6 billion (equivalent to U.S.$754 million converted to U.S. dollars at the reference exchange rate as of December 31, 2023).

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail segments as of December 31, 2023.

(1)	For information since January 1, 2023, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.500 million, the term “SMEs” refers to individuals and businesses with annual sales over Ps. 500 million and below Ps.5 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.5 billion.

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

Automobile and Other Secured Loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.23,400,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 40% to 75% of the value of the vehicle at the time of sale.

Corporate Unsecured Loans

Corporate Financial Loans. Our corporate financial loans finance short term working capital needs of up to one year or medium-term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.10 billion. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors: the shareholders and management of the borrower, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to Small Businesses. Our loans to small businesses are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses finance the working capital needs of businesses with annual revenues of up to Ps.1.5 billion. The Bank’s branches may grant up to Ps.63 million of unsecured loans and Ps.230 million of factoring transactions and financial leases, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

The maximum amount of our personal loans is Ps.25 million, while the average loan as of December 31, 2023 was Ps.139,000. The average term of our personal loans as of December 31, 2023 was 35 months, with a maximum of 72 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

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

Credit Risk Measuring Models

The Bank relies on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses and minimum capital requirements. These models include:

●	Credit risk measurement models. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ default (probability of default (“PD”)), as well as the exposure assumed with them (EAD—Exposure at the time of default) and the proportion of each unfulfilled loan that the entity is able to recover (Loss in the event of default (“LGD”)). Based on these parameters, the expected loss (“PE”) and economic capital are estimated. As a result of this, a methodological and developmental plan has been developed in order to calculate the RAROC at Banco Supervielle S.A. in order to optimize the management linked to Credit Risk.
●	Expected Losses Calculation. This is calculated based on the results of the PD, EAD and LGD models. The expected loss calculation analyzes portfolio information to estimate the average value of loss distributions for a one year time horizon in the case of performing loans and for a lifetime horizon in the case of underperforming or non-performing loans.
●	Minimum Capital Requirement Calculation. This is represented by the difference between the portfolio’s risk value and expected losses within a 99.9% confidence interval for individuals and 99.0% confidence interval for corporate customers. We have two minimum capital requirement models (one for corporate customers and one for individuals), which include the economic capital required for our concentration risk and securitization risk.

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

3.Score of behavior less than accepted cut off (High Income Customers: Plan Sueldo segment (payrroll customers) >=400, Open Market Segment >=700 and Senior Citizens Segment>=600. Other customers: Plan Sueldo Segment (payrroll customers) >=500, Open Market Segment >=700 and Senior Citizens Segment >=600)

Corporate Banking

1.Portfolios between 31 and 90 days past due

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

Atomization of the loan portfolio

As a result of our risk management policies, we have a diversified loan portfolio. As of December 31, 2023, the top 10, 50 and 100 borrowers represented 38%, 28% and 11%, respectively, of our total loan portfolio, which shows a slight decrease in the diversification of our loan portfolio, compared to December 2022.

Atomization of the loan portfolio

Loan portfolio atomization	4Q23	3Q23	2Q23	1Q23	4Q22
%Top10	11%	10%	8%	8%	8%
%Top50	28%	25%	22%	22%	21%
%Top100	38%	34%	30%	30%	29%

Loan Portfolio breakdown by economic activity

Ps. Change YoY
(In millions)	Business Sector	Dec 31, 2023 Share	Dec 31, 2022 Share
75,284	Families and individuals	31.3%	46.4%
55,894	Agribusiness	12.1%	7.6%
27,690	Food & Beverages	7.8%	8.2%
29,447	Utilities	6.4%	4.0%
18,992	Wine	4.7%	4.0%
12,763	Automobile	3.2%	2.9%
7,748	Construction & Public works	2.6%	3.3%
11,598	Sugar Industry	2.3%	1.1%
10,157	Machinery & Equipment	2.2%	1.5%
9,300	Pharmaceutical	2.2%	1.7%
7,856	Chemicals & plastics	2.2%	2.2%
9,872	Oil, Gas & Mining	2.2%	1.4%
9,730	Textile	2.0%	1.0%
8,547	IT & Communications	2.0%	1.4%
8,347	Financials	1.8%	1.2%
5,051	Transport	1.8%	2.4%
6,835	Home appliance	1.6%	1.3%
3,554	Health	1.2%	1.5%
3,862	Retailer	1.0%	1.0%
43,828	Others	9.3%	5.7%

Collateralized Loan Portfolio

As of December 31, 2023, 32% of the total commercial loan portfolio was collateralized, while 33% of the commercial non-performing loans portfolio was collateralized (compared to 76% as of December 31, 2022).

	Entrepreneurs &	SMEs & Middle
Loan portfolio collaterall	Small Businesses	Market	Large	Total
Collateralized Portfolio	37%	46%	28%	32%
Unsecured Portfolio	63%	54%	72%	68%

Regarding the Personal and Business Banking portfolio, loans to payroll and pension clients as of December 31, 2023, represented 53% of the total loan portfolio to individuals in the segment.

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

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit
		(in millions of Pesos)
		A- or >	BB+ or >	BB or <

		Total Maximum
		Approval Limit
Senior Committee	Chief Risk Officer (as Chairman of the Committee);
	CEO (as Vice chairman of the Committee);	Limitless	Limitless	Limitless
	Deputy CEO
	Executive Manager. Middle-market & corporates;
	Head of Corporate Banking;
	Manager of SMEs business
	Head of Treasury and Global Markets;
Junior Committee
	Chief Risk Officer (as Chairman of the Committee);	3,500	3,500	3,500
	Deputy CEO
	Manager of SMEs business;
	Executive Manager. Middle-market & corporates;
	Manager Corporate Banking Bs Aires and Interior;
Manager		2,000	2,000	2,000
Team Leaders		800	570	NA

Relationship officers		500	300	NA

Recovery Process

The Bank’s Recovery Area handles the collection of past due credits. Collections are handled by different units for individual and corporate customers.

With respect to individual customers, the Recovery Area begins a collection process when credits become past due by three days. The recovery team issues automatic notice actions from the third to the eighth past due days in order to warn the customers. After this period, the collection of the overdue credit is handled by a third-party collection agency. After 150 days, the Recovery Area determines whether the past due credit should be sent to a different collection agency or it made subject to legal proceedings.

In the case of corporate clients and SMEs, payment defaults are analyzed on a case-by-case basis, taking into consideration the loan amount and the number of days in arrears, among other factors. The Recovery Department can participate in out-of-court and judicial settlement negotiations and approve debtor payment proposals in amounts for up to Ps.50 million.

Cybersecurity; Information Security; Data Protection

See “Item 16.K. Cybersecurity.”

Competition

Over the last decade, and increasingly over the past three years, traditional banks have accelerated their digital transformation processes in order to adapt to the current environment where competition has been intensified by the disruption of fintech platforms which have entered the financial markets offering innovative digital business models, new business opportunities and new usage options. In many cases, traditional banks have combined digital banking systems with traditional baking systems to offer to their customers the advantages of both systems. In addition, certain traditional banks have created digital banking systems which operate separately from the traditional banking systems. During 2023, traditional banks continued to make progress on the development of digital capabilities and certain indicators show improvements in terms of digital adoption and customer experience.

Traditional Banking

The Argentine financial system remains highly fragmented compared to the rest of Latin America. As of December 31, 2023, the Argentine financial system had 77 financial entities, of which 63 were banks, of which 13 were public banks and 50 private banks. In terms of bank ownership, as of December 31, 2023, the percentage of banks controlled by the Argentine government was 21%, the percentage of banks controlled by Argentine private entities was 56%, the percentage of banks controlled by foreign financial entities was 14%, and branches of foreign financial entities represented 9%. As of December 31, 2023, the number of financial companies operating in this segment was 14.

According to the information published by the Central Bank, as of December 31, 2023 we were one of the top 10 private banks in the Argentine financial system in terms of outstanding amount of loans and deposits. In terms of deposits, we had an estimated market share of 2.6% of daily average deposits in 2023, ranking ninth among the total private banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.4% as of daily average loans in 2023, ranking eighth among the total private banks in the Argentine financial system.

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

Notwithstanding this competitive challenge, our growth strategy, both organic and through acquisitions, has resulted in an increase in our financial system market share since 2005, according to the information published by the Central Bank. Taking into consideration total loan portfolio and receivables from financial leases portfolio, total loans and leasing market share was 2.4% in  2023 compared to 0.1% as of December 31, 2001.

Mutual Funds

With respect to the mutual fund market, based on the Chamber of Mutual Funds information we estimate that our market share was 1.9% as of December 31, 2023, and that SAM is ranked 21 out of 56 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I.,HSBC Administradora de Inversiones S.A.S.G.F.C.I., BNP Paribas Asset Management Arg S.A.S.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

IOL invertironline is our digital online broker. In December, 2023, IOL invertironline ranked third in the ByMA exchange ranking on Equity and fifth in CEDEARs (Certificado de Depósito Argentinos), according to the information published by ByMA. IOL invertironline’s main competitors are Allaria S.A., Buenos Aires Valores S.A., SBS Trading S.A., Latin Securities S.A., Balanz S.A.U., Bull Market S.A. and Invertir en Bolsa S.A.

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

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2023, 2022 and 2021 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

The following table sets forth information regarding excess capital and selected capital ratios of the Bank:

	Year ended December 31,(2)
	2023	2022	2021

	(in thousands of Pesos except percentages and
	ratios)
Calculation of excess capital:
Allocated to assets at risk	51,149,308	20,729,624	12,957,481
Allocated to Bank premises and equipment, intangible assets and equity investment assets	10,474,161	3,747,910	2,035,689
Market risk	2,658,844	1,693,962	965,159
Public sector and securities in investment account	272,202	625,570	34,489
Operational risk	21,891,498	8,188,453	4,805,957
Required minimum capital under Central Bank rules	86,446,013	34,985,519	20,798,775
Basic net worth	264,420,324	77,619,877	42,938,440
Complementary net worth	—	2,600,170	1,564,272
Deductions	(55,583,242)	(25,063,540)	(11,770,286)
Total capital under Central Bank rules	208,837,082	55,156,507	32,732,426
Excess capital	122,391,069	20,170,988	11,933,651
Credit Risk Weighted Assets	756,569,592	303,351,644	181,430,487
Risk Weighted Assets (1)	1,058,040,330	428,238,464	254,513,436
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	27.6%	18.2%	18.4%
Regulatory capital/risk weighted assets	19.7%	12.9%	12.9%
Average shareholders’ equity as a percentage of average total assets	14.5%	12.2%	12.5%
Total liabilities as a multiple of total shareholders’ equity	6.3x	8.3x	7.5x
Cash as a percentage of total deposits	14.4%	8.7%	11.1%
Liquid assets as a percentage of total deposits (3)	64.1%	46.0%	49.2%
Tier 1 Capital / Risk weighted assets	19.7%	12.3%	12.2%
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

As of December 31, 2023, the Bank’s total capital ratio was 19.7%, compared to 12.9% as of December 31, 2022, and the Bank’s common equity Tier 1 ratio was 19.7%, compared to 12.3% as of December 31, 2022.  Including the funds held by Grupo Supervielle, which are used to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2023 was 21.0%.

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

COn1 Capital

COn1 includes the following net worth items:

(i)	capital stock (excluding preferred stock),
(ii)	non-capitalized capital contributions (excluding share premium),
(iii)	adjustments to shareholders’ equity,
(iv)	earnings reserves (excluding the special reserve for debt instruments),
(v)	unappropriated earnings,
(vi)	other results either positive or negative, in the following terms:
●	100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;
●	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;
●	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and
●	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

(vii)	other comprehensive income:
(a)	100% of the results recorded in the following items belonging to the account “Other comprehensive cumulative results” for the most recent audited quarterly or annual financial statements:
●	Revaluation of property, plant, and equipment and
●	intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income.
(b)	100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section (a). The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of points 8.2.1.5. or 8.2.1.6., as the case may be, of Central Bank’s rules regarding “Financial Entities Minimum Capital.”
(viii)	share premiums of the instruments included in COn1, and
(ix)	in the case of consolidated entities, minority shareholdings (ordinary shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

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

Deductible concepts applied to the different capital levels

(i)	Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) the holding of securities underwritten to be sold within five business days term may be excluded; and (iv) the investments in capital instruments that do not satisfy the criteria to be classified as COn1 (Common Capital Tier 1), AT1 (Additional Capital Tier 1) or PNc (Supplementary Capital) of the financial institution shall be regarded as COn1 –common equity shares, for the purposes of this regulatory adjustment. If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies – which individually represent less than 10% of the COn1 of each issuer – exceeds 10% of the COn1 of the financial entity, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following formula: (i) amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests; (ii) amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests; and (iii) amount to be deducted from PNc: aggregate excess amount over 10% multiplied by the proportion represented by the PNc holdings over the aggregate equity interest. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.
(ii)	Investments in instruments computed as regulatory capital of financial institutions and companies rendering services supplementary to the financial industry, not subject to consolidated supervision and insurance companies, when the institution holds more than 10% of the common equity of the issuer, or when the issuer is a subsidiary of a financial institution, shall be subject to the following criteria: (i) the investments include direct, indirect and synthetic interests (for these purposes, (a) indirect interest means an investment by a financial institution in another financial institution or company not subject to consolidated oversight, which in turn has an interest in another financial institution or company not consolidated with the first one, and (b) a synthetic interest means an investment made by a financial institution in an instrument the value of which is directly related with the equity value of another financial institution or company not subject to consolidated supervision); (ii) the net acquired position is included, i.e., the gross acquired position less the position sold in the same underlying exposure, when this has the same duration than the acquired position or its residual life is at least one year; (iii) the holding of securities underwritten to be sold within a five business day term may be excluded; and (iv) investments in capital instruments that do not satisfy the criteria to be classified as COn1, CAn1 or PNc of the financial institution shall be regarded as Con1, common equity shares, for the purposes of this regulatory adjustment. The amount of these interests, taking into account the applicable type of instrument, shall be deducted from each of the applicable capital tiers of the financial institution. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level.
(iii)	Own repurchased instruments that satisfy the criteria for being included in CAn1 or PNc must be deducted from the applicable capital tier.

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

On March 19, 2020, in the midst of the coronavirus’ outbreak crisis, the Central Bank issued Communication “A” 6945, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended. On December 31, 2021, by means of Communication “A” 7421 of the Central Bank, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of their accumulated dividends by December 31, 2021 from January 1, 2022 to December 31, 2022. Such financial entities must make such distributions in twelve equal, monthly and consecutive installments. On December 15, 2022 by means of Communication “A” 7659, the distribution of dividends by financial entities was temporarily suspended until December 31, 2023. Nevertheless, on March 9, 2023, by means of Communication “A” 7719 the Central Bank revoked the suspension of the distribution of dividends of financial institutions (item 4. of communication “A” 7659), and established that from April 1, 2023 through December 31, 2023, those financial institutions that have been authorizated by the Central Bank may distribute profits in six equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded. However, by means of Communication “A” 7984 dated March 21, 2024, the Central Bank extended such date until December 31, 2024 and increased the amount authorized to be distributed by 60% of the amount that would have corresponded. Such distribution must be consistent with the reports included in the Information Regime “Business plan and projections and capital self-assessment report.” The calculation of the distributable income, the verification of liquidity and solvency, the additional capital margins, as well as the amount of the installments indicated, must be made using the currency approved by the shareholders’ meeting that approved the distribution and the payment of each of the installments, as the case may be.

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

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Availabilities
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank and payment orders in charge of the BCRA, gold coins or in “good delivery” bars, in the latter case bearing the stamp of any of the refining smelting, assaying, ex-assaying and ex-smelting companies included in the list published by the BCRA	0
Cash items in the process of collection (checks and drafts for collection), cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos	0
To the National Government and to the provincial and municipal governments and the Autonomous City of Buenos Aires in pesos, when their source of funds is in that currency.	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees -in both cases with discount code-, to the extent that such transactions are denominated in pesos, the source of funds is in that currency and the installments of all the entity's financing with a periodic amortization system do not exceed, at the time of the agreements, thirty percent (30%) of the debtor's income and/or, as the case may be, of the co-debtors.	0
To the non-financial public sector and the Central Bank. Other
- AAA to AA-	0
- A+ to A-	20
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	100
To other sovereign states of their central banks
- AAA to AA-	0
- A+ to A-	20
- BBB+ to BBB-	50

Type of Asset	Weighting (%)
- BB+ to B-	100
- Below B-	150
- Unrated	100
Entities of the non-financial public sector from other sovereigns, pursuant to the credit rating assigned to the respective sovereign
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	100
- Below B-	150
- Unrated	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0

To the non-financial public sector of the provinces, municipalities and/or the Autonomous City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to Non-Financial Public Sector”, pursuant to the credit rating assigned to the respective jurisdiction.

- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	150
- Below B-	200
- Unrated	200
Exposure to the Multilateral Development Banks (MDB)

Exposure to the following entities: International Bank for Reconstruction and Development (IBRD), International Finance Corporation (IFC), Asian Development Bank (ADB), African Development Bank (AFDB), European Bank for Reconstruction and Development (EBRD), Inter-American Development Bank (IDB), European Investment Bank (EIB), European Investment Fund (EIF), Nordic Investment Bank (NIB), Caribbean Development Bank (CDB), Islamic Development Bank (IDB), International Finance Facility for Immunization (IFFI), Multilateral Investment Guarantee Agency (MIGA) and Council of Europe Development Bank (CEB).

0
Other
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	50
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20

Other. The weighting percentage to be applied will be the one for one category less favorable than the one assigned to the exposures with the Argentine government in foreign currency, as provided for the Exposure to the public non-financial sector and the Central Bank, with a maximum of 100%, except that the grade was less than B-, in which case the weighting percentage will be 150%

Exposure to foreign financial institutions, pursuant to the credit rating assigned to the sovereign of their jurisdiction of incorporation
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	100
- Below B-	150
- Unrated	100
Exposure to companies and other legal entities in the country and abroad, including exchange institutions, insurance companies, stock exchange entities and companies in the country that are treated as non-financial private sector according to Section 1 of the rules on "Non-financial public sector financing", except for equity investments.	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s. Income and/or, if applicable, of the co-debtors) and to Micro, Small- and Medium-Sized Companies (“SMEs”)	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50

Type of Asset	Weighting (%)

First mortgage loans on residential property or mortgage loans with any order of preference provided that the institution remains the creditor, irrespective of the order of preference, to the extent that the debt balance under no circumstances exceeds the valuation price of the mortgaged property

If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
First mortgage loans on other than residential property or mortgage loans with any order of preference provided that the institution is also the creditor of senior loans
Up to 50% of the lower of the real property market value or 60% of the mortgage loan	50
On the remaining portion of the loan	100
Past due loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Equity holdings	150

Securitización exposures, failed DvP transactions, non DvP transaction, exposures to central counterparty institutions (CCP) and derivative transaction not included in said exposures receive a special treatment.

Non failed spot transactions to be settled	0
Exposures to individuals or companies originated in credit card purchases made in installments of travel tickets to foreign destinations and other touristic services abroad (lodging, car rental), either made directly to the service provider or through a travel agency or web platform	1250
Other assets and off-balance categories	100

* They receive a special treatment.

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations and (c) financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent: (i) the rules of the country where the parent company or controlling entity is located, the latter defined according to the provisions in force in that jurisdiction, must cover the supervision on a consolidated basis of the local branches or subsidiaries, (ii) the entity must comply with the provisions of item 3.1. of the rules on “Credit Evaluations,” requiring for such purpose an international risk rating within the investment grade category; (iii) in the case of financing, such financing must be provided by the local branches or subsidiaries only with funds from lines of credit assigned to them by the aforementioned foreign intermediaries (if the assistance is granted in a currency other than that of the foreign resources, the local entity may not assume the exchange risk); and (iv) in the case of guarantees granted locally, they are in turn guaranteed by their foreign branch headquarters or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

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

Furthermore, pursuant to the rules which regulate financial entities’ minimum capital, as amended, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten (10) business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten (10) business days, it must submit a regularization and reorganization plan within the following five (5) business days and may become subject to an administrative proceeding initiated by the Superintendency.

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

Pursuant to Communication “A” 5282, as amended by Communications “A” 6091 and “A” 7928, among others, the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last thirty-six (36) months.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit, (viii) demand obligations with business for the sales made by credit card and/or for the purchase, and (ix) and demand obligations for securities bonds in pesos.

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

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether: (i) the financial entities are included in Group “A,” as provided by Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras), and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in: (a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime) (the “Group “A” Entities”); (b) Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the total of the assets of the financial system (the “Group “B” Entities”); and (c) Group “C” which includes those institutions whose deposits do no exceed 0.25% of the total of the assets of the financial system (the “Group “C” Entities”). The Bank is classified as a Group “A” Entity, while IUDÚ is classified as a Group “B” Entity.  The following fees arise from Communication “A” 7824:

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

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in Group “A” may integrate the period and daily requirement in Pesos with LELIQ, NOBAC and/or national government securities in Pesos, including those by the CER and with yield in dual currency (dual bond) and excluding those linked to the evolution of the U.S. dollar, with a residual term at the time of subscription:

-	not less than 180 days and not more than 450 calendar days acquired by primary subscription since June 1, 2021;
-	not less than 120 days and not more than 450 calendar days acquired by primary subscription since November 1, 2021;
-	not less than 90 days and not more than 450 calendar days acquired by primary subscription since November 1, 2021;
-	not less than 90 days and not more than 630 days acquired by primary subscription since September 27, 2022;
-	not less than 90 days and not more than 730 calendar days acquired by primary subscription as of March 9, 2023;
-	not less than 90 days and not more than 760 calendar days acquired by primary subscription as of May 29, 2023; and
-	not less than 90 days and not more than 760 calendar days acquired by primary subscription as of December 20, 2023 which will continue to be computed until their maturity, as long as their integration is maintained.

Communication “A” 7923 provides that banks may integrate the period and daily requirement in Pesos with LELIQ, NOBAC and/or national government securities in Pesos, including those by the CER and with yield in dual currency (dual bond) and excluding those linked to the evolution of the U.S. dollar, with a residual term (at the time of subscription) of no less than 300 days and no more than 730 days from the time of subscription, received in exchange operations arranged by the Argentine government for securities acquired both by primary subscription and in the secondary market, up to:

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

(1)	Depending on the granting of financing under the “Ahora 12” and “Cuota Simple” programs (the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Argentine Ministry of Economy and Public Finance and the Argentine Ministry of Industry):
(i)	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or
(ii)	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.

Effective from March 1, 2020, Communication “A” 6916, as amended, increased the requirement for the granting of financing under the “Ahora 12” Program from 20% to 35% of the aggregate financings in Pesos granted by the relevant institution until September 30, 2020, to 50% of such aggregate financings in Pesos granted from October 1, 2020 to January 1, 2022, and to 40% of such aggregate financings in Pesos granted from February 1, 2022. Additionally, effective as of March 19, 2020, Communication “ A” 6937 set the limit of the deduction at 6% of the items in Pesos subject to the Central Bank rules of Minimum Cash. Effective as of July 29, 2021, this limit was increased to 8% of the items in Pesos subject to the Central Bank rules of Minimum Cash. Communication “A” 7047 sets forth that for those financial entities that are members of the “Ahora 12” Program, the requirement will be reduced by an amount equivalent to 35%  of the aggregate financings in Pesos granted by the relevant institution, and sets forth the limit of the deduction at 6% of the items in Pesos subject to the Central Bank rules on Minimum Cash. This limit is still in force and has not been modified.

For those financial entities adhered to the “Cuota Simple” Program established by Resolution No. 7/24 of the Ministry of Economy and its complementary rules, the requirement will be reduced by an amount equivalent to 30% of the amounts of the financing in pesos granted by the entity within the framework of that program.

(2)	In the case of financings included in the rules on “Line of financings for the productive investments of SMEs,” the requirement will be reduced by an amount equivalent to 40% of the financings foreseen in point 4.1. of such line of credits, provided such financings are agreed at an annual nominal interest rate of up to the interest rate set forth in section 5.1.1 of such rules, measured on a monthly average of daily balances from the previous month.
(3)	For financial entities that have implemented the remote and face-to-face opening of the “Universal Free Account (CGU)” provided for in item 3.11. of the rules on “Savings, salary and special deposits,” the requirement will be reduced by an amount equivalent to the financing in Pesos granted as from April 1, 2021 to individuals and SMEs which have not been reported by financial entities in the Central Bank’s Credit Registry (Central de Deudores del Banco Central) as of December 2020, provided that (i) such financings have been agreed at an annual nominal interest rate that does not exceed the maximum rate established in the first paragraph of point 2.1.1 or in point 2.1.2 of the Central Bank’s rules on interest rates in credit operations, and (ii) such interest rate does not exceed the maximum rate established in the first paragraph of point 2.1.1 of the Central Bank’s rules on interest rates in credit operations applicable to Group “A” Entities, Group “B” Entities, and branches or subsidiaries of G-SIBs not included in those groups, and regardless of the amount of the financing, or the rate applicable to the rest of the financial entities pursuant to point 2.1.2 of the Central Bank’s rules on interest rates in credit operations. The requirement will be reduced by an amount equivalent to 50% of the financing in Pesos granted as from March 1, 2024 to individuals and SMEs that have not been reported by financial entities in the Register of Financial System Debtors as of December 2023. This deduction may not exceed 3% of the items in Pesos subject to requirement on average of the month prior to the month of integration. The monthly average balance of the financings reached in the period prior to the integration of the requirement shall be considered. In September and March of each year, institutions must consider the information published in the Register of Financial System Debtors as of the previous June and December, respectively. The residual balances of the financings in Pesos granted until February 29, 2024, will continue to be computed as a reduction of the minimum cash requirement in Pesos until their maturity.
(4)	Pursuant to Communication “A” 7661, the validity of this reduction was extended from January 1, 2023 to July 30, 2023.

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

Pursuant to Communication “A” 7795, from July 1, 2023, this reduction is applicable to cash withdrawals made at ATMs located in localities included in categories III to VI, as established in the rules on categorization of localities for financial entities.

(5)	Pursuant to Communication “A” 7616:
(6.1)	In the case of financial entities included in Group “A,” the requirement will be reduced by an amount equivalent to the 30% of the aggregate of all financing in Pesos to MiPyMEs – in accordance with the definition contained in the “Determination of the Status of Micro, Small or Medium-Sized Enterprises Rules”- agreed at a maximum interest of:
(a)	40% fixed nominal per annum until and including February 16, 2020 (which may continue to be counted until its termination).
(b)	35% fixed nominal per annum from February 17, 2020.

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

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos, in foreign currency, or securities or debt instruments for monetary regulation are subject to a penalty in Pesos, equal to 1.5 times the rate of the monetary policy published on the last business day of the relevant period or, if not available, the last one available.

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

Since the new administration took office, the Central Bank ceased to issue Leliq and Notaliq instruments. The remaining balances of Leliqs and Notaliqs matured in January 2024 and March 2024, respectively.

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

Interest rate and fee regulations

Maximum lending rates

Communication “A” 7862 sets forth that the maximum interest rate applicable to credit card transactions shall not exceed a nominal annual rate of 122% in transactions that do not exceed Ps.200,000. If the transaction amount exceeds Ps.200,000, or if the transaction amount in foreign currency exceeds U.S.$200, the only limit that applies is the one provided in Article 16 of Law 25,065 on Credit Cards.

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

During 2023, pursuant to Communication “A” 7949,  fixed-term deposits that do not exceed a total of $30 million at the date of constitution of each fixed-term deposit and that are constituted by individuals in financial institutions had a passive rate of 110% of the monetary policy rate of the day prior to that in which the impositions were made, or the last one disclosed, as the case may be. In the case of fixed-term deposits constituted in the name of two or more individuals, the amount of the fixed-term deposit will be distributed proportionally among its holders.

For fixed-term deposits not included in the preceding paragraph, the deposit rate was 110% of the monetary policy rate of the day prior to the day on which the deposits are made, or the last one disclosed, as the case may be.

Communication “A” 7978 of the Central Bank established that as from March 12, 2024, the remuneration for time deposits at fixed rates set forth in point 1.11.1. of the rules on “Time Deposits and Investments” can be freely agreed upon.

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

Central Bank Communication “A” 6212, which became effective as of April 1, 2017, reduced the commissions on credit card and debit card sales pursuant to a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017, 2018, 2019 and 2020 was 2.0%, 1.85%, 1.65% and 1.50%, respectively. For 2021 and thereafter, the maximum credit card sales commission rate is 1.30%. The maximum debit card sales commissions for 2017, 2018, 2019 and 2020 was 1.0%, 0.90%, 0.80% and 0.70%, respectively. For 2021 and thereafter, the maximum debit card sales commission rate is 0.60%. In June 2022, the Central Bank issued Communication “A” 7533, which sets forth that debit cards sales commission fees must not exceed 0.60% and credit cards sales commission fees must not exceed 1.30%. As of the date of this annual report, these rates are in effect.

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

On the other hand, Communication “A” 7305, which was issued on June 11, 2021 and effective as of July 1, 2021, establishes new deadlines for financial institutions to credit the amount of the sales made in one payment by using credit and/or purchase cards to the deposit account opened in the name of the supplier or affiliated business. These new deadlines are: (i) eight business days if they are micro or small companies and/or are individuals, (ii) ten business days for those categorized as medium-sized companies and those whose business activity is “lodging, tourism, gastronomy and/or health services,” and (iii) eighteen business days for the rest of the cases. In all these cases, the new deadlines shall be counted from the date of the purchase by the card holder or beneficiary. The financial entities will not be able to charge any interests or commissions in relation to these deadlines nor shall impede the use of credit and/or purchase cards. Pursuant to Communication “A” 7919, as of the date of this annual report these deadlines remain in effect.

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

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 18, 2024, the value of UVI and UVA were Ps.670.95 and Ps.854.09, respectively.

Both units are amended based on the indices published by the INDEC and the Central Bank on their websites.

Foreign Exchange System

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, the Argentine government reinstated exchange controls. The new controls apply to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others.

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

Decreases in foreign currency assets due to the pre-cancellation of local financing to private sector customers, can only offset the foreign currency net global position up to the original term of maturity with the net increase in holdings of National Treasury securities in foreign currency. At the original maturity of local financing in foreign currency, it may be offset with the purchase of any foreign currency assets computable at the foreign currency net global position. At the original maturity of the local financing in foreign currency, it may be offset by the purchase of any foreign currency asset computable inthe foreign currency net global position.

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

The excesses of these ratios are subject to a charge equal to 1.5 times the rate of the monetary policy published on the last business day of the relevant period or, if not available, the last one available for a shorter term. Charges not paid when due are subject to a charge equal to one and a half times the charge established for excesses.

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

In Note 1.11 to our audited consolidated financial statements, provides more detail of how the expected credit loss allowance is measured.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank, as amended. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000. Pursuant to Communication “A” 7985, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.25,000,000 effective April 1, 2024.

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

Pursuant to Communication “A” 7978 dated March 11, 2024, the Central Bank established that, for deposits made as from March 12, 2024, the remuneration for fixed rate time deposits, as provided in point 1.11.1 of the rules on deposits and rerm investments, can be agreed between the contracting parties.

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

As of August 12, 2022, by means of Communication “A” 7579, the Central Bank agreed to offer 1-day Central Bank passive repo transactions against mutual funds. These offers will be made against Internal Bills of the Central Bank denominated in Pesos for FCI LETFCI, at 1 business day term and at an annual nominal rate which will be duly notified by the Central Bank. The sole registration, settlement and depository agent of the collaterals will be the “Central de Registro y Liquidación de Instrumentos de Deuda Pública, Regulación Monetaria y Fideicomisos Financieros CRyL.” In addition, as of January 27, 2023, by means of Communication “B” 12467, the Central Bank decided to fix the rate of the mutual funds passive rate by applying the coefficient of 0.85 to the rate in effect for 1-day term passive rate with financial institutions. In addition, since the beginning of 2024, the Central Bank began to apply a new monetary policy management strategy whereby it replaced the use of four-week promissory notes with one-day Central Bank passive repo transactions in order to reduce borrowing costs.

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

Terrorist financing consists of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion. Financing the proliferation of weapons of mass destruction consists of providing financial support or resources to assist in the development, manufacture, acquisition, or spread of nuclear, chemical, or biological weapons and their delivery systems.

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/CFT/CFP Law”), which created the Anti- Money Laundering, Counter-Terrorist Financing and the Financing of Proliferation of Weapons of Mass Destruction Regime (the “AML/CFT/CFP Regime”), which criminalizes money laundering. In addition, the AML/CFT/CFP Regime created the Financial Information Unit (“UIF”, for its acronym in Spanish) as the enforcement authority of the regime, and established the legal obligation of various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Argentine Ministry of Justice, and its mission is to prevent and deter the crimes of money laundering, terrorist financing and proliferation of weapons of mass destruction.

The following are certain provisions relating to the AML/CFT/CFP Regime established by the AML/CFT/CFP Law, including regulations issued by the UIF, the CNV and the Central Bank.

Money Laundering, Terrorist Financing and Proliferation of Weapons of Mass Destruction

(a)Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, provided that their value exceeds the sum of one hundred and fifty (150) minimum wages (which, as of the date of this annual report, equal to approximately Ps. 30,420,000), either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

(i)

Imprisonment for a term of three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the illicit transaction. This penalty may be increased by one third of the maximum and half of the minimum, when the perpetrator of the crime:

(a)	regularly commits such crimes or participates in organizations or associations specially designed for committing such crimes;

(b)

is a public official who committed the act in the exercise or occasion of their duties. In this case, he/she shall also be subject to a penalty of special disqualification of three (3) to ten (10) years. The same penalty shall be imposed to anyone who has acted in the exercise of a profession or occupation requiring special qualification.

(ii)

Anyone who receives money or other property from a criminal offense for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment for a term of six (6) months to three (3) years.

(iii)	If the value of the goods does not exceed 150 minimum wages, the penalty shall be a fine of five (5) to twenty (20) times the amount of the illicit transaction.
(b)	Penalties for legal persons

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

(c)	Terrorist Financing and Proliferation of Weapons of Mass Destruction

Section 306 of the ACC criminalizes the financing of terrorism and the proliferation of weapons of mass destruction. This offense is committed by any person who directly or indirectly collects or provides property or money, with the intention of it being used, or in the knowledge that it will be used, in full or in part:

(i)

to finance the commission of acts which have the aim of terrorizing the population or compelling national public authorities or foreign governments or agents of an international organization to perform or refrain from performing an act (according to section 41.5 of the ACC);

(ii)	by an organization committing or attempting to commit crimes for the purpose set out in (i);
(iii)	by an individual who commits, attempts to commit or participates in any way in the commission of offenses for the purpose set out in (i);
(iv)

to finance, for themselves or for third parties, the travel or logistics of individuals and/or things to a State other than that of their residence or nationality, or within the same national territory for the purpose of perpetrating, planning, preparing or participating in the purpose set out in (i);

(v)	to finance, for themselves or for third parties, the provision or receipt of training for the commission of offenses for the purpose set out in (i);

(vi)

to finance the acquisition, production, development, possession, supply, exportation, importation, storage, transportation, transfer, or in any way the use of weapons of mass destruction of the nuclear, chemical, biological type, their delivery systems, means of delivery and their related materials, including dual-use technologies and goods to commit any of the crimes provided for in the ACC or in international regulations.

The penalty is imprisonment for a term of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the illicit transaction. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

The same penalty of imprisonment and fine shall apply to anyone who produces, manufactures, develops, possesses, supplies, exports, imports, stores, transports, transfers, employs, or in any way proliferates, increases, reproduces or multiplies the weapons of mass destruction referred to in (vi) above, their means of delivery and related materials intended for their preparation.

The penalties described above will be applied regardless of the occurrence of the crime for which the financing was intended and, if the latter is committed, regardless of whether the goods or money were used for its commission.

Reporting Subjects Obliged to Inform and Collaborate with the UIF

The AML/CFT/CFP Regime, in line with international AML/CFT/CFP standards, not only designates the UIF as the agency in charge of preventing money laundering, terrorism financing and proliferation of weapons of mass destruction, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (in Spanish, “Sujetos obligados”), which are legally bound to inform and collaborate with the UIF.

In accordance with the AML/CFT/CFP Law and the regulations complementing it, the following persons, among others, are Reporting Subjects before the UIF:

(i)	banks, financial entities and insurance companies;
(ii)

exchange agencies and natural and legal persons authorized by the Central Bank to intervene in the purchase and sale of foreign currency with funds in cash or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within or outside the national territory;

(iii)

virtual asset service providers, non-financial credit providers, issuers, operators and/or providers of collection and/or payment services, central securities depository agents and corporate and trust service providers

(iv)

settlement and clearing agents, trading agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by such agency; crowdfunding companies, global investment advisors and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the above mentioned controlling agency that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts;

(v)

government organizations such as the Central Bank, the Federal Public Revenue Administration (“AFIP,” as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN,” as per its acronym in Spanish), the CNV and the IGJ; and

(vi)	professionals in economic sciences, lawyers and notaries public, when they are involved in certain transactions.

The Reporting Subjects have the following duties:

(i)	obtaining from clients’ documents that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (“know your customer” policy);
(ii)	reporting any suspicious events or transactions. For the purposes of the Anti-Money Laundering Law, suspicious transactions are those transactions that, according to the customary practices of the relevant field as well as to the experience and competence of the parties who have the duty to inform, appear to be unusual, have no economic or legal justification, or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless of their amount);

(iii)	refraining from disclosing to customers or third parties any actions being taken in compliance with the Anti-Money Laundering Law;
(iv)	registering before the UIF;
(v)	documenting procedures for the prevention of money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction establishing internal manuals that reflect the tasks to be developed with a risk based approach;
(vi)	appointing compliance officers within the governing body who shall be responsible before the UIF (in case the obliged entity is an individual, such individual will be considered the compliance officer);
(vii)	obtaining information and determining the purpose and nature of the relationship with the client;
(viii)	determining the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions;
(ix)	carriyng out due diligence procedures to (i) determine the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions, and (ii) review transactions during the course of the relationship with the client;
(x)	identifying the individuals who exercise functions of management and representation of the client and those who have powers of disposition;
(xi)	adopting specific measures to mitigate the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction;
(xii)	having appropriate risk management systems in place to determine whether the client or final beneficial owner is a politically exposed person;
(xiii)	determining the source and legality of funds; and
(xiv)	keeping, for ten (10) years, all necessary records of transactions, client files and business communications.

If a Reporting Subject fails to report a suspicious transaction or submits it after the designated deadlines and forms provided for that purpose, a fine between one (1) and ten (10) times the total value of the assets of the transaction will be applied. In the case of other violations (due to formal non-compliance), the fixed amounts as the unit of measurement of the fine are replaced by modules that can be updated annually. In addition, the following penalties may apply: (i) warning; (ii) warning with the obligation to publish the operative part of the resolution; and (iii) for compliance officers, disqualification for up to 5 years to exercise functions in such capacity.

Pursuant to Annex I of Resolution No. 61/2023 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT/CFP procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT/CFP Regime established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 14/2023 and 78/2023, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering, financing of terrorism and proliferation of weapons of mass destruction.

Essentially, the aforementioned regulations, change the formal regulatory compliance approach to a risk-based approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 established the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international holders”) and local clients who are Reporting Subjects to the UIF.

Resolution 14/2023, which sets out specific rules for the financial sector, inter alia, prohibits the maintenance of anonymous accounts or accounts under fictitious names, emphasizes the need to apply enhanced due diligence measures to clients commensurate with the risks identified, and provides for the possibility for financial institutions to rely on third parties to carry out certain due diligence measures.

In October 2021, the UIF published Resolution 112/2021 which established certain measures and procedures that all Regulated Subjects must observe to identify beneficial owners. All companies, legal entities or other contractual entities or legal structures that carry out activities in Argentina, or own property or assets located or placed in Argentina must register their final beneficiaries with the public registry of final beneficiaries. All persons or legal entities that provide virtual asset services must register their activities with the registry of virtual asset service providers.

Prevention of Disposal of Assets Linked to Terrorism Financing

Decree No. 918/2012 (amended by Decree No. 278/2024) establishes the procedures for preventing the disposal of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

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

Politically Exposed Persons

Resolution No. 35/2023, establishes the rules that Reporting Subjects must follow regarding clients that are Politically Exposed Persons (“PEP”).

Following the aforementioned RBA, Resolution 35/2023 establishes that Reporting Subjects must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

This Resolution establishes (i) the measures that the Reporting Subjects must take with respect to foreign PEPs or domestic PEPs that have been classified as high risk by the Reporting Subject, for example, having the approval of the compliance officer to initiate or continue commercial relations with them; (ii) each Reporting Subject must take reasonable measures to determine whether a customer and/or beneficial owner is a PEP, at the time of initiating or continuing the commercial relationship with them; (iii) the Reporting Subject must require their clients to sign a sworn statement in which they state whether or not they are a PEP, not only at the beginning of the contractual relationship, but also in the event that their status as a PEP is modified (whether they become or cease to be a PEP); (iv) the clients must inform the PEP status of the beneficial owners, if applicable; and (v) the maintenance period of the PEP status is expressly regulated, being set at 2 years. Once this term has expired, the Reporting Subject shall evaluate the level of risk of the client or beneficial owner, taking into consideration the relevance of the function performed, the power of disposition and/or administration of funds, and the seniority in the public function exercised, among other relevant factors, for the analysis of the level of risk. PEPs due to kinship or closeness will maintain their status for the same time as that of the person with whom they have or have had the relationship.

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

Item 4.COrganizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

	Jurisdiction of	Name under which the subsidiary does
Subsidiary	incorporation	business
Banco Supervielle S.A.	Argentina	Supervielle
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U.	Argentina	IOL invertironline
Portal Integral de Inversiones S.A.U.	Argentina	IOL invertironline / IOL Academy
Supervielle Productores Asesores de Seguros S.A.	Argentina	Supervielle Broker de Seguros
Supervielle Agente de Negociación S.A.U.	Argentina	Supervielle Agente de Negociación
Bolsillo Digital S.A.U.	Argentina	N/A
Sofital S.A.U.F. e I.	Argentina	N/A
Dólar IOL S.A.U.	Uruguay	N/A
IOL Holding S.A.	Uruguay	N/A
IOL Agente de Valores S.A. (1)	Uruguay	N/A

(1) IOL Agente de Valores S.A. is a subsidiary of IOL Holding S.A.

Banco Supervielle S.A.

We own 97.12% of the share capital of the Bank and Sofital owns 2.78%. The Bank is a universal commercial bank and our largest subsidiary. The Bank on an individual basis accounted for 95.8% of our total assets as of December 31, 2023. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail, corporate and institutional customers.

According to the information published by the Central Bank, as of December 31, 2023 we were one of the top 10 private banks in the Argentine financial system in terms of  outstanding amount of loans and deposits. In terms of deposits, we had an estimated market share of 2.6% of daily average deposits as of December, 2023, ranking ninth among the total private banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.4% of daily average loans as of December 2023, ranking eighth among the total private banks in the Argentine financial system. As of December 31, 2023, the Bank on a consolidated basis had total assets of Ps.1,978 billion, a total loan portfolio of Ps.482 billion and total deposits of Ps.1,549 billion, and its attributable shareholders’ equity amounted to Ps.269.6 billion. For more information regarding the Bank’s business performance, see “—Business Segments.”

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

Until March 4, 2024, Cordial Servicios owned 3.20% of the share capital of Sofital. On March 4, 2024, Grupo Supervielle purchased from Espacio Cordial all the shares that Espacio Cordial owned in Sofital S.A.U.F. and I., totaling 689,238 ordinary shares, non-transferable and with a nominal value of one Peso, each with one vote per share, representing 3.20% of the total shares of Sofital S.A.U.F. and I.

We own 95% of the share capital of Cordial Servicios and Sofital owns the remaining 5%. Until 2022, Grupo Supervielle  had a Consumer Finance segment which included Cordial Servicios, among other subsidiaries. On December 1, 2023, the Central Bank approved the merger of IUDÚ into the Bank, and therefore IUDÚ and Tarjeta were merged into the Bank, effective January 2023. As a result of this merger, the Company reclassified financial figures from Consumer Finance segment in 2023 and allocated the results of Cordial Servicios in the Asset management & other segment.

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

Until 2022, Grupo Supervielle  had a Consumer Finance segment which included MILA, among other subsidiaries. On December 1, 2023, the Central Bank approved the merger of IUDÚ into the Bank, and therefore IUDÚ and Tarjeta merged into the Bank, effective January 2023. As a result of this merger, the Company reclassified financial figures from Consumer Finance segment in 2023 and allocated the results of MILA in the Personal & Business Banking segment.

Supervielle Seguros S.A.

In June 2013, we and Sofital purchased 100% of the shares of Supervielle Seguros (formerly, Aseguradores de Créditos del Mercosur S.A.), which began to operate in October 2014.

Through Supervielle Seguros, the Company offers a wide range of insurance products to its clients. These are marketed through our network of branches, across various digital channels, and through the insurance specialized sales force which is focused on two major customer segments: Senior Citizens, and Entrepreneurs and SMEs.

For more information regarding the Supervielle Seguros’ business performance, see “—Business Segments.”

Supervielle Productores Asesores de Seguros S.A.

On December 21, 2018, we created Supervielle Productores Asesores de Seguros and began to operate in the second half of 2019. Its purpose is to offer a wide range of products to clients in the E&P, SMEs, and Medium and Large Corporates segments, ensuring adequate coverage for their risks at competitive prices with the leading insurers in the market. As of the date of this annual report, the Company’s commercial focus on corporate insurance is on offering occupational risk administrator services, fleet, integral commerce, surety, and agricultural insurances, among others. We directly own 95.24% and indirectly own 100.0% of the share capital of Supervielle Productores Asesores de Seguros.

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

For information regarding Supervielle Asset Management’s business performance, see “—Business Segments.”

Invertironline S.A.U. and Portal Integral de Inversiones S.A.U.

IOL invertironline is a digital online broker established 23 years ago that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

IOL invertironline offers investment alternatives in the Argentine stock market and in the United States and provides our customers with education tools on financing matters.

We own 100% of the share capital of InvertirOnline and Portal Integral de Inversiones S.A.U.

For information regarding IOL invertironline’s business performance, see “—Business Segments.”

Bolsillo Digital S.A.U.

On June 12, 2019, we created Bolsillo Digital. Bolsillo Digital is Grupo Supervielle’s PSP (“Payment Service Provider”) fintech business which is registered with the Argentine Central Bank. Bolsillo Digital offered in-person and digital payment and collection solutions to businesses. On August 5, 2021, Grupo Supervielle, within the framework of the commercial strategy for its payment services business, transferred all of its shares of Bolsillo Digital to its subsidiary Banco Supervielle S.A. Bolsillo Digital’s main activity until 2022 was to provide payment services under its brand Boldi.  In February 2023, the Boldi app was permanently closed. As of the date of this annual report, Bolsillo Digital is in the process of being dissolved.

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

IOL Holding S.A. and IOL Agente de Valores. S.A.

On August 6, 2021, Grupo Supervielle acquired 95% of the shares of IOL Holding, a company incorporated in Uruguay. Sofital acquired the remaining 5% of the shares of IOL Holding.

On August 23, 2021, IOL Holding acquired 100% of the shares of IOL Agente de Valores S.A., a company incorporated in Uruguay which is expected to provide security dealer services. On June 16, 2022, the Central Bank of Uruguay authorized IOL Agente de Valores to act as a security dealer providing services to non-residents of Uruguay. IOL Agente de Valores S.A. is expected to provide its services through an online platform to non-residents of Uruguay who may be based in Latin America and seek to participate in the U.S. capital markets.

Sofital S.A.U.F. e I.

Sofital is a holding company that owns shares of the same companies owned by Grupo Supervielle. As of the date of this annual report, Sofital holds 2.7784% of the capital stock of the Bank, 5.0% of the capital stock of Cordial Servicios, 5.0% of the capital stock of Supervielle Seguros, 5.0% of the capital stock of SAM, 4.75903% of Supervielle Productores Asesores de Seguros and 0.005% of IOL Holding. On March 19, 2024, our ordinary and extraordinary shareholders’ meeting approved the change of the legal status of Sofital to private single-entity limited company (“sociedad anónima unipersonal” or “S.A.U.”). As of the date of this annual report, this change is pending to be approved by the IGJ.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	228,307,670	205,593,241	90.1%	213,597,053	99,898,491	46.8%	234,246,642	64,336,770	27.5%
Pesos	159,577,829	146,983,348	92.1%	172,068,120	88,872,066	51.6%	168,460,460	63,709,097	37.8%
Dollars	68,729,841	58,609,893	85.3%	41,528,933	11,026,425	26.6%	65,786,182	627,673	1.0%
Securities Issued by the Central Bank	454,651,402	420,667,047	92.5%	635,888,704	338,613,619	53.3%	381,867,514	141,189,141	37.0%
Pesos	452,310,291	420,667,047	93.0%	635,888,704	338,613,619	53.3%	381,867,514	141,189,141	37.0%
Dollars	2,341,111	—	—%	—	—	—%	—	—	—%

	Year ended December 31,
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Investment Portfolio	682,959,072	626,260,288	91.7%	849,485,757	438,512,110	51.6%	616,114,156	205,525,911	33.4%
Pesos	611,888,120	567,650,395	92.8%	807,956,824	427,485,685	52.9%	550,327,974	204,898,238	37.2%
Dollars	71,070,952	58,609,893	82.5%	41,528,933	11,026,425	26.6%	65,786,182	627,673	1.0%
Loans
Loans to the Financial Sector	2,423,357	1,296,393	53.5%	629,394	266,747	42.4%	248,639	76,136	30.6%
Pesos	2,378,743	1,296,320	54.5%	499,464	251,226	50.3%	241,222	71,271	29.5%
Dollars	44,614	73	0.2%	129,930	15,521	11.9%	7,417	4,865	65.6%
Overdrafts	47,376,656	44,410,794	93.7%	39,986,427	23,471,096	58.7%	44,776,965	19,005,463	42.4%
Pesos	47,376,656	44,410,794	93.7%	39,984,408	23,471,096	58.7%	44,776,965	19,005,463	42.4%
Dollars	—	—	—%	2,019	—	—%	—	—	—%
Promissory notes	88,661,948	67,470,691	76.1%	136,285,752	64,028,835	47.0%	168,814,495	67,907,774	40.2%
Pesos	88,046,151	67,443,717	76.6%	135,767,254	64,005,159	47.1%	168,537,370	67,896,443	40.3%
Dollars	615,797	26,974	4.4%	518,498	23,676	4.6%	277,125	11,331	4.1%
Mortgage loans	70,185,435	62,359,572	88.8%	78,972,720	56,407,739	71.4%	94,853,591	42,843,344	45.2%
Pesos	70,185,435	62,359,572	88.8%	78,972,720	56,407,739	71.4%	94,853,591	42,843,344	45.2%
Dollars	—	—	—%	—	—	—%	—	—	—%
Automobile and Other Secured Loans	20,589,065	12,574,777	61.1%	24,428,584	13,122,573	53.7%	19,172,698	9,393,312	49.0%
Pesos	20,589,065	12,574,777	61.1%	24,428,584	13,122,573	53.7%	19,172,698	9,393,312	49.0%
Dollars	—	—	—%	—	—	—%	—	—	—%
Personal Loans	80,141,775	66,454,064	82.9%	139,004,401	92,146,481	66.3%	180,754,798	117,692,377	65.1%
Pesos	80,141,775	66,454,064	82.9%	139,004,401	92,146,481	66.3%	180,754,798	117,692,377	65.1%
Dollars	—	—	—%	—	—	—%	—	—	—%
Corporate Unsecured Loans	124,706,925	96,127,460	77.1%	120,912,394	50,712,155	41.9%	123,932,516	41,967,396	33.9%
Pesos	124,706,925	96,127,460	77.1%	120,912,394	50,712,155	41.9%	123,932,516	41,967,396	33.9%
Dollars	—	—	—%	—	—	—%	—	—	—%
Credit Card Loans	104,462,883	42,005,274	40.2%	161,831,666	45,870,806	28.3%	162,153,455	35,957,059	22.2%
Pesos	101,540,510	42,005,226	41.4%	157,610,853	45,870,588	29.1%	160,216,726	35,956,938	22.4%
Dollars	2,922,373	48	—%	4,220,813	218	—%	1,936,729	121	—%

	Year ended December 31,
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Receivables from Financial Leases	28,417,785	17,868,411	62.9%	35,301,661	14,262,772	40.4%	33,085,869	9,591,486	29.0%
Pesos	25,916,803	17,508,319	67.6%	30,707,262	13,972,643	45.5%	20,603,793	8,699,152	42.2%
Dollars	2,500,982	360,092	14.4%	4,594,399	290,129	6.3%	12,482,076	892,334	7.1%
Total Loans excl. Foreign trade and U.S.$.loans	566,965,829	410,567,436	72.4%	737,352,999	360,289,204	48.9%	827,793,026	344,434,347	41.6%
Pesos	560,882,063	410,180,249	73.1%	727,887,340	359,959,660	49.5%	813,089,679	343,525,696	42.2%
Dollars	6,083,766	387,187	6.4%	9,465,659	329,544	3.5%	14,703,347	908,651	6.2%
Foreign Trade Loans and U.S.$.loans	39,330,529	3,180,061	8.1%	61,270,504	4,010,233	6.5%	111,682,426	7,543,368	6.8%
Pesos	—	—	—%	—	—	—%	—	—	—%
Dollars	39,330,529	3,180,061	8.1%	61,270,504	4,010,233	6.5%	111,682,426	7,543,368	6.8%
Total Loans	606,296,358	413,747,497	68.2%	798,623,503	364,299,437	45.6%	939,475,452	351,977,715	37.5%
Pesos	560,882,063	410,180,249	73.1%	727,887,340	359,959,660	49.5%	813,089,679	343,525,696	42.2%
Dollars	45,414,295	3,567,248	7.9%	70,736,163	4,339,777	6.1%	126,385,773	8,452,019	6.7%
Repo transactions	277,323,918	222,993,972	80.4%	66,715,957	33,012,027	49.5%	310,469,704	107,496,714	34.6%
Pesos	277,323,918	222,993,972	80.4%	66,715,957	33,012,027	49.5%	310,469,704	107,496,641	34.6%
Dollars	—	—	—%	—	—	—%	—	73	—%
Total Interest-Earning Assets	1,566,579,348	1,263,001,757	80.6%	1,714,825,217	835,823,574	48.7%	1,866,059,312	665,000,340	35.6%
Pesos	1,450,094,101	1,200,824,616	82.8%	1,602,560,121	820,457,372	51.2%	1,673,887,357	655,920,575	39.2%
Dollars	116,485,247	62,177,141	53.4%	112,265,096	15,366,202	13.7%	192,171,955	9,079,765	4.7%

	Year ended December 31,
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Non Interest-Earning Assets
Cash and due from banks	202,633,135			214,672,876			278,126,190
Pesos	81,415,824			109,160,413			127,377,488
Dollars	121,217,311			105,512,463			150,748,702
Premises and equipment and miscellaneous and intangible assets and unallocated items	148,375,389			158,260,041			158,393,727
Pesos	148,375,389			158,260,041			158,393,727
Dollars	—			—			—
Allowance for loan losses	(24,733,799)			(42,645,599)			(72,355,519)
Pesos	(22,618,231)			(38,384,616)			(63,691,217)
Dollars	(2,115,568)			(4,260,983)			(8,664,302)
Other assets	158,248,047			164,669,363			189,746,118
Pesos	153,072,289			160,749,564			183,768,369
Dollars	5,175,758			3,919,799			5,977,749

	Year ended December 31,
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Non Interest-Earning Assets	484,522,772			494,956,681			553,910,516
Pesos	360,245,271			389,785,402			405,848,367
Dollars	124,277,501			105,171,279			148,062,149
Total Assets	2,051,102,120			2,209,781,898			2,419,969,828
Pesos	1,810,339,372			1,992,345,523			2,079,735,724
Dollars	240,762,748			217,436,375			340,234,104

	Year ended December 31,
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
LIABILITIES
Interest-Bearing Liabilities
Special Checking Accounts	535,525,590	374,828,604	70.0%	549,638,508	211,185,912	38.4%	502,656,590	128,233,675	25.5%
Pesos	470,487,902	374,674,049	79.6%	490,110,056	211,032,372	43.1%	423,168,069	127,987,116	30.2%
Dollars	65,037,688	154,555	0.2%	59,528,452	153,540	0.3%	79,488,521	246,559	0.3%
Time Deposits	518,912,586	439,013,593	84.6%	610,457,165	295,156,580	48.4%	710,544,602	228,048,954	32.1%
Pesos	504,637,536	438,950,685	87.0%	590,957,540	295,082,101	49.9%	677,702,395	227,937,461	33.6%
Dollars	14,275,050	62,908	—%	19,499,625	74,479	0.4%	32,842,207	111,493	0.3%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	12,415,673	6,394,061	51.5%	19,537,112	7,325,523	37.5%	75,798,515	9,497,568	12.5%
Pesos	6,896,537	5,869,243	85.1%	11,854,349	6,922,639	58.4%	24,541,165	7,786,517	31.7%
Dollars	5,519,136	524,818	9.5%	7,682,763	402,884	5.2%	51,257,350	1,711,051	3.3%
Subordinated Loans and Negotiable Obligations	—	—	—%	—	—	—%	8,274,876	556,204	6.7%
Pesos	—	—	—%	—	—	—%	148,859	—	—%
Dollars	—	—	—%	—	—	—%	8,126,017	556,204	6.8%
Total Interest-Bearing Liabilities	1,066,853,849	820,236,258	76.9%	1,179,632,785	513,668,015	43.5%	1,297,274,583	366,336,401	28.2%
Pesos	982,021,975	819,493,977	83.4%	1,092,921,945	513,037,112	46.9%	1,125,560,488	363,711,094	32.3%
Dollars	84,831,874	742,281	0.9%	86,710,840	630,903	0.7%	171,714,095	2,625,307	1.5%

	Year ended December 31,
	2023			2022			2021
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
Low and Non-Interest Bearing Deposits	423,109,570			496,009,400			552,986,255
Savings Accounts	226,456,428	1,925,797	0.9%	279,490,890	1,097,148	0.4%	330,749,069	611,235	0.2%
Pesos	156,859,024	1,908,702	1.2%	210,705,156	1,079,264	0.5%	237,409,020	586,583	0.2%
Dollars	69,597,404	17,095	—%	68,785,734	17,884	—%	93,340,049	24,652	—%
Checking Accounts	196,653,142			216,518,510			222,237,186
Pesos	187,862,214			207,178,834			209,449,908
Dollars	8,790,928			9,339,676			12,787,278
Other Liabilities	252,971,380			231,644,168			246,856,873
Pesos	238,470,085			211,828,643			226,648,785
Dollars	14,501,295			19,815,525			20,208,088
Non-Controlling Interest Result	1,295,651			953,062			—
Pesos	1,295,651			953,062			—
Dollars	—			—			—
Stockholders’ equity	306,871,669			301,542,483			322,852,118
Pesos	306,871,669			301,542,483			322,852,118
Dollars	—			—			—
Total Low and Non-Interest Bearing Deposits	984,248,270			1,030,149,113			1,122,695,246
Pesos	891,358,643			932,208,178			996,359,831
Dollars	92,889,627			97,940,935			126,335,415
Total Liabilities and Stockholders’ equity	2,051,102,119			2,209,781,898			2,419,969,829
Pesos	1,873,380,618			2,025,130,123			2,121,920,319
Dollars	177,721,501			184,651,775			298,049,510

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2023 compared to the year ended December 31, 2022, and for the year ended December 31, 2022 compared to the year ended December 31, 2021. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2023, 2022 and 2021 under IFRS.

	Year ended December 31,
	2023/2022			2022/2021

	Increase (Decrease) Due to Changes in
						Net
	Volume	Rate	Net Change	Volume	Rate	Change

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	11,691,271	94,003,479	105,694,750	(4,577,255)	40,138,975	35,561,720
Pesos	(11,504,510)	69,615,792	58,111,282	1,863,333	23,299,636	25,162,969
Dollars	23,195,781	24,387,687	47,583,468	(6,440,588)	16,839,339	10,398,751
Securities Issued by the Central Bank	(170,735,423)	252,788,851	82,053,428	135,267,436	62,157,042	197,424,478
Pesos	(170,735,423)	252,788,851	82,053,428	135,267,436	62,157,042	197,424,478
Dollars	—	—	—	—	—	—
Total Investment Portfolio	(159,044,152)	346,792,330	187,748,178	130,690,181	102,296,017	232,986,198
Pesos	(182,239,933)	322,404,643	140,164,710	137,130,769	85,456,678	222,587,447
Dollars	23,195,781	24,387,687	47,583,468	(6,440,588)	16,839,339	10,398,751
Loans
Loans to the Financial Sector	1,023,992	5,654	1,029,646	144,528	46,084	190,612
Pesos	1,024,132	20,962	1,045,094	129,893	50,063	179,956
Dollars	(140)	(15,308)	(15,448)	14,635	(3,979)	10,656
Overdrafts	6,929,480	14,010,218	20,939,698	(2,813,261)	7,278,894	4,465,633
Pesos	6,929,480	14,010,218	20,939,698	(2,813,261)	7,278,894	4,465,633
Dollars	—	—	—	—	—	—
Promissory Notes	(36,550,301)	39,992,157	3,441,856	(15,437,891)	11,558,952	(3,878,939)
Pesos	(36,554,563)	39,993,121	3,438,558	(15,448,913)	11,557,629	(3,891,284)
Dollars	4,262	(964)	3,298	11,022	1,323	12,345
Mortgage loans	(7,807,479)	13,759,312	5,951,833	(11,343,208)	24,907,603	13,564,395
Pesos	(7,807,479)	13,759,312	5,951,833	(11,343,208)	24,907,603	13,564,395
Dollars	—	—	—	—	—	—
Automobile and Other Secured Loans	(2,344,987)	1,797,191	(547,796)	2,823,362	905,899	3,729,261
Pesos	(2,344,987)	1,797,191	(547,796)	2,823,362	905,899	3,729,261
Dollars	—	—	—	—	—	—
Personal Loans	(48,809,260)	23,116,843	(25,692,417)	(27,676,477)	2,130,581	(25,545,896)
Pesos	(48,809,260)	23,116,843	(25,692,417)	(27,676,477)	2,130,581	(25,545,896)
Dollars	—	—	—	—	—	—
Corporate Unsecured Loans	2,924,927	42,490,378	45,415,305	(1,266,677)	10,011,436	8,744,759
Pesos	2,924,927	42,490,378	45,415,305	(1,266,677)	10,011,436	8,744,759
Dollars	—	—	—	—	—	—
Credit Card Loans	(23,195,172)	19,329,640	(3,865,532)	(758,287)	10,672,034	9,913,747
Pesos	(23,195,151)	19,329,789	(3,865,362)	(758,405)	10,672,055	9,913,650
Dollars	(21)	(149)	(170)	118	(21)	97
Receivables from Financial Leases	(3,537,647)	7,143,286	3,605,639	4,099,260	572,026	4,671,286
Pesos	(3,236,236)	6,771,912	3,535,676	4,597,354	676,137	5,273,491
Dollars	(301,411)	371,374	69,963	(498,094)	(104,111)	(602,205)
Total Loans excl. Foreign trade and U.S.$.loans	(111,366,447)	161,644,679	50,278,232	(52,228,651)	68,083,509	15,854,858
Pesos	(111,069,137)	161,289,726	50,220,589	(51,756,332)	68,190,297	16,433,965
Dollars	(297,310)	354,953	57,643	(472,319)	(106,788)	(579,107)
Foreign Trade Loans and U.S.$.loans	(1,773,952)	943,780	(830,172)	(3,299,525)	(233,610)	(3,533,135)
Pesos	—	—	—	—	—	—
Dollars	(1,773,952)	943,780	(830,172)	(3,299,525)	(233,610)	(3,533,135)
Total Loans	(113,140,399)	162,588,459	49,448,060	(55,528,176)	67,849,899	12,321,723
Pesos	(111,069,137)	161,289,726	50,220,589	(51,756,332)	68,190,297	16,433,965
Dollars	(2,071,262)	1,298,733	(772,529)	(3,771,844)	(340,398)	(4,112,242)

	Year ended December 31,
	2023/2022			2022/2021

	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands of Pesos)
Repo transactions	169,348,198	20,633,747	189,981,945	(120,612,903)	46,128,289	(74,484,614)
Pesos	169,348,198	20,633,747	189,981,945	(120,612,903)	46,128,289	(74,484,614)
Dollars	—	—	—	—	—	—
Total Interest-Earning Assets	56,207,799	183,222,206	239,430,005	(176,141,079)	113,978,188	(62,162,891)
Pesos	58,279,061	181,923,473	240,202,534	(172,369,235)	114,318,586	(58,050,649)
Dollars	(2,071,262)	1,298,733	(772,529)	(3,771,844)	(340,398)	(4,112,242)
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	(75,107,064)	218,964,077	143,857,013	(43,365,164)	110,472,790	67,107,626
Pesos	(75,084,040)	218,952,624	143,868,584	(43,314,202)	110,458,842	67,144,640
Dollars	(23,024)	11,453	(11,571)	(50,962)	13,948	(37,014)
Special Checking Accounts	(15,613,052)	179,255,744	163,642,692	28,772,506	54,179,731	82,952,237
Pesos	(15,626,144)	179,267,821	163,641,677	28,823,988	54,221,268	83,045,256
Dollars	13,092	(12,077)	1,015	(51,482)	(41,537)	(93,019)
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	(4,425,047)	3,493,585	(931,462)	(9,693,830)	7,521,785	(2,172,045)
Pesos	(4,219,306)	3,165,910	(1,053,396)	(7,408,779)	6,544,901	(863,878)
Dollars	(205,741)	327,675	121,934	(2,285,051)	976,884	(1,308,167)
Subordinated Loans and Negotiable Obligations	—	—	—	—	(556,204)	(556,204)
Pesos	—	—	—	—	—	—
Dollars	—	—	—	—	(556,204)	(556,204)
Total Interest-Bearing Liabilities	(95,145,163)	401,713,406	306,568,243	(24,286,488)	171,618,102	147,331,614
Pesos	(94,929,490)	401,386,355	306,456,865	(21,898,993)	171,225,011	149,326,018
Dollars	(215,673)	327,051	111,378	(2,387,495)	393,091	(1,994,404)
Low and Non-Interest Bearing Deposits
Savings Accounts	(655,015)	1,483,664	828,649	(143,165)	629,078	485,913
Pesos	(655,214)	1,484,652	829,438	(136,781)	629,462	492,681
Dollars	199	(988)	(789)	(6,384)	(384)	(6,768)

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2023	2022	2021

	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	1,450,094,101	1,602,560,121	1,673,887,357
Dollars	116,485,247	112,265,096	192,171,955
Total	1,566,579,348	1,714,825,217	1,866,059,312
Net interest earned
Pesos	379,421,937	306,340,996	291,622,898
Dollars	61,417,765	14,717,415	6,429,806
Total	440,839,702	321,058,411	298,052,704
Net Interest Margin
Pesos	26.2%	19.1%	17.4%
Dollars	52.7%	13.1%	3.3%
Weighted average yield(3)	28.1%	18.7%	16.0%
Yield Spread
Pesos	10.7%	11.8%	12.5%
Dollars	52.9%	13.3%	3.7%
Weighted interest spread(4)	17.1%	13.5%	13.1%
Gross Yield
Pesos	82.8%	51.2%	39.2%
Dollars	53.4%	13.7%	4.7%
(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government, the Central Bank, and other public sector and corporate issuers. The following table sets out our investments in Argentina and other governments and corporate securities, as of December 31, 2023 and 2022 by type and currency of denomination.

	12/31/2023	12/31/2022

	(in thousands of Pesos )
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Treasury Bond ARS adj CER Mat.02/14/25	5,050,935	-
Treasury Bond Dual currency Mat.02/28/24	3,947,205	641
Treasury Bond ARS adj CER Mat.10/14/24	3,659,454	-
Treasury Bond linked in USD Mat.04/30/24 C.G	1,965,438	-
Treasury Bond Dual currency Mat.06/30/24	342,486	-
Treasury Bond ARS adj CER2% Mat. 2026	337,019	-
Treasury Bond ARS adj CER Mat.04/14/24	335,696	-
Treasury Bond linked in USD Mat. 03/13/25	232,812	-
Treasury Bond ARS adj CER Desc Mat.02/20/24	192,228	-
Provincial Bond $ TV CL.22 Mat.03/29/24	45,088	361
Treasury Bond Dual Mat. 08/30/24	6,778,750	-
Treasury Bond Dual currency Mat. 08/30/24	3,123,900	-
Treasury Bond ARS adj CER Desc Mat.01/20/23	-	15,699,956
Treasury Bond ARS disc Mat.04/28/23	-	15,248,418
Treasury Bond ARS adj Mat. 03/31/23	-	7,390,413
Treasury Bond Dual currency Mat.07/31/23	-	5,675,214
Treasury Bond ARS adj CER 1,40% Mat.03/25/23	-	1,218,183
Treasury Bond ARS disc. Mat.02/17/23	-	1,083,733
Treasury Bond linked in USD 07/31/23	-	846,708
Treasury Bill ARS disc. Mat.01/31/23	-	410,062
Treasury Bond linked in USD STEP UP Mat.07/09/30	-	365,885
Treasury Bond Dual currency Mat.09/29/23	-	11,732,294
Treasury Bond Dual currency Mat.06/30/23	-	5,844,732
Treasury Bill ARS disc. Mat.02/28/23	-	1,398,220
Treasury Bill ARS disc. Mat.03/31/23	-	1,053,181
Treasury Bons ARS adj CER 1,50% Mat.03/25/24	-	84,557
Treasury Bond linked in USD Mat 03/24/2024	-	37
Treasury Bons Mat.01/20/2023	-	12,618
Treasury Bill ARS disc. Mat.04/28/2023	-	220,857
Others	169,419	612,720
Treasury Bond ARS adj CER Mat. 07/26/24 $ (T2X4)	658,168	-
Public Debt Securities ClassPublic Debt Securities Class N° 22 A TV Mat 03/29/24(BDC24)	13,706	-
Treasury Bond linked in USD Mat.04/30/24 (TV24)	402,165	-
TDJ24 - Treasury Bond Dual currency Mat. 06/30/2024	621,476	-
TDG24 -Treasury Bond Dual currency Mat. 08/30/2024	748,176	-
National public title issued in dollars with a fixed rate Mat. 07/07/2030	189,250	-
National public title issued in dollars with a fixed rate Mat. 07/09/2035	69,500	-
Treasury Bond ARS adj CER 4.25% Mat.02/14/25	2,058,936	-
TDF24 - Treasury Bond Dual currency 02/2024	3,274,722	-
Treasury Bond Dual currency TDF24	2,491,539	-
Treasury Bond ARS CER Mat. 02/14/2025	1,771,465	-
Treasury Bond ARS CER Mat. 10/14/2024	128	-
Treasury Bond Dual currency Mat.06/30/24	2,402,200	-
Treasury Bond Dual currency Mat.04/30/24	4,496	-
Treasury Bond Dual currency TDG24	152,202	-

	12/31/2023	12/31/2022
	(in thousands of Pesos )
Treasury Bond Dual currency Mat.04/30/2024	8,992	-
Treasury Bond Dual currency Mat.06/30/24	381,544	-
Treasury Bond Dual currency Mat.08/30/2024	31,274	-

Corporate Securities
On Cresud S27 CL41 $ Mat.10/04/24	538,496	-
On Newsan Cl.17 $ Mat.07/21/2024	432,783	-
On Capex Cl.7 U$S Mat.09/07/27	142,010	-
On Luz Tres Picos 4 U$S 09/29/26	103,949	79,885
On Capex CL.6 U$S Mat.09/07/26	99,750	-
On Ypf Clase 39 8,50% U$S Mat.07/28/25	81,212	91,859
VDFF $ Mercado Cred Cons 20 Mat.03/15/24	62,310	-
On Pyme Datastar 2 $ Mat.07/06/25	59,225	-
On Vista Energy 18 U$S Mat.03/03/27	2,762	-
On Pyme Venturino $ Mat.10/05/23	-	11,444
ON Capex 9.250% Mat.08/25/28 U$S	210,824	-
ON YPF 2024 Clase 28	205,128	-
ON MSU Energy Cl.6 U$S	383,163	-
ON YPF Ener.Elec. C.12 Mat.08/29/26 U$S Cg	79	-
ON YPF Ener.Elec. C.11 Mat.08/29/24 U$S	1,225	-
Pay Mat vto 08/13/24	1,598,339	-
Others	1,034,198	625,617

Total debt securities	46,415,822	69,707,595

	12/31/2023	12/31/2022
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Government securities
Treasury Bond ARS adj CER Mat.02/14/25	9,967,500	-
Treasury Bond ARS adj CER1,50% Mat.03/25/24	1,630,129	2,217,521
Treasury Bond ARS adj CER 1,40% Mat.03/25/23	-	1,473,279
Treasury Bond ARS Mat.02/06/2023	-	5,993,601
Treasury Bill ARS adj CER	-	6,834,741
Treasury Bond ARS adj CER4,25% Mat.02/14/2025	323,902	-
Treasury Bond Dual currency Mat.06/30/24	36,806	-
Treasury Bond ARS adj CER4.25% Mat.02/24/25	374,280	-
Treasury Bond Dual currency 02/2024 - Tdf24	381,500	-
Others	-	3,590,632

Securities issued by the Central Bank
Securities issued by the Central Bank Mat.17/01/23	-	120,358,805
Securities issued by the Central Bank Mat.19/01/23	-	104,897,385
Securities issued by the Central Bank Mat.24/01/23	-	77,160,829
Securities issued by the Central Bank Mat.10/01/23	-	76,284,441
Securities issued by the Central Bank Mat.12/01/23	-	60,782,786
Securities issued by the Central Bank Mat.26/01/23	-	38,429,899
Securities issued by the Central Bank Mat.05/01/23	-	33,906,503
Securities issued by the Central Bank Mat.03/01/23	-	30,949,965

Central Bank liquidity Note Mat.11/01/23	-	42,155,626
Central Bank liquidity Note Mat.04/01/23	-	15,070,560
Central Bank liquidity Note Mat.25/01/23	-	12,450,688
Central Bank liquidity Note Mat.18/01/23	-	8,366,901

Corporate Securities
On Spi Energy SA CL.1 US$ Mat.06/27/2026	2,282,115	2,467,124
VDFF Mercado Crédito Consumo 26 ARS	1,575,195	-
On Tarj Naranja CL.53 ARS Mat.04/05/24	1,296,829	3,610,706
On Msu Energy CL.4 U$S Mat.05/20/24	1,113,080	702,788
VDFF Mercado CR. Consumo 25 ARS	1,025,794	-
VDFF ARS Mercado Cred 19 Mat.08/15/24	1,004,147	-
VDFF ARS Cred Cons 24 Mat.10/15/24	976,492	-
On Tarj Naranja CL.55 $ Mat.02/09/24	900,830	2,857,355
On Newsan 18 Mat. 10/17/24 ARS	615,270	-
On Pan American Cl.25 Mat. 03/14/25 ARS	530,149	-
On Newsan Cl . 15 Mat.05/19/24 Wncgo	115,291	-
On Spi Energy Sa Cl.1 Us$ Mat.06/27/2026	762,285	-
On Pyme Alz Semillas 7 Mat.09/29/25	169,653	-
Others	3,188,784	2,570,910

	12/31/2023		12/31/2022
Measure at amortized cost
LOCAL
Public bonds
Treasury Bond ARS adj CER Mat.02/14/25	75,024,524		-
Treasury Bond ARS Mat.08/23/25	15,749,725		-
Treasury Bond ARS adj CER Mat.10/14/24	15,224,029		-
Treasury Bond ARS adj CER4,25% Mat.12/13/24	14,792,810		-
Treasury Bond ARS Mat.05/23/27	12,977,047		40,029,248
Treasury Bond ARS Mat.11/23/27	5,065,575		13,201,236
Treasury Bond ARS adj CER4,25% Mat.02/14/2025	2,212,690		-
Treasury Bond ARS adj CER4% Mat.10/14/24	3,387,634		-
Treasury Bond ARS adj CER Mat. 02/14/2025	795,893		-
Treasury Bill ARS adj CER Mat05/19/2023	-		608,782
Treasury Bill ARS disc. Mat.03/31/23	-		10,228,212
Treasury Bill ARS disc. Mat.04/28/23	-		6,566,591
Treasury Bill ARS adj CER Mat.05/19/23	-		5,556,331
Treasury Bond ARS adj CER2% Mat. 2026	-		4,825,632
Treasury Bill ARS disc. Mat.02/28/23	-		4,741,228
Treasury Bill ARS disc.Mat.09/18/23	-		3,662,951
Others	-		5,877,420

Securities issued by the Central Bank
Securities issued by the Central Bank Mat.10/11/24	65,216,128		-
Securities issued by the Central Bank Mat. 11/16/24	6,063,625		-
Securities issued by the Central Bank Mat.11/15/24	4,365,810		-
Securities issued by the Central Bank Mat.11/14/24	404,241		-
Central Bank liquidity Bill Mat.06/14/23	-		7,845,838
Central Bank liquidity Note Mat 03/22/23	-		38,171,642
Central Bank liquidity Note Mat.01/18/23	-		18,612,707
Central Bank liquidity Note Mat.03/15/23	-		11,594,158
Central Bank liquidity Note Mat.02/22/23	-		10,027,706

Corporate Securities
On Msu CL 6 U$S Mat.11/02/24	1,221,471		-
On Gn Medi/CT Roca 17 U$S Mat.11/07/24	409,292		-
FF Red Surcos XXIX lote 1	-		5,015,413
FF Red Surcos XXIX lote 2	-		277,377
Others	16		50

Total other debt securities	251,180,541		839,975,567
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
Pampa Energía S.A.	26,237		144,901
Holcim Arg	7,218		4,416
Edenor SA	5,799		145,309
Loma Negra S.A.	2,412		102,814
Cedear SPDR Dow Jones Ind	1,803		1,731
Cedear SPDR S&P	1,528		1,348
Cedear Financial Select Sector	1,430		1,423
Ternium Arg S.A.Ords."A"1 Voto Esc	1,113		42,781
Cedear Ishares MSCI Brasil	801		701
YPF SA	517		141,977
Others	236		250,161

Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	316,891	(1)	727,448

Total investments in equity instruments	365,985		1,565,010
Total	297,962,348		911,248,172

(1)	Includes an equity investment in Modo of Ps.170,112 thousand. The Bank owns 2.368% of the shares of Modo, which is a company fully owned by most banks operating in Argentina. It developed and launched Modo in late 2020 as a way to send and receive money with people you know, using their mobile phone numbers as ID without the need for a CBU, alias account number or CVU (uniform virtual key). In the beggining of 2021 also added a Peer to Merchant solution for payments through a QR code. Modo is a standalone app or it can be embedded in the banking apps and is a strong player in the digital payment segment.

The following table sets out the weighted average yield for each range of maturities, to debt securities that are not held at fair value:

Grupo Supervielle S.A.
As of December 31, 2023
After 5
		After 1 year	year
Debt securities that are not held at	Within 1	through	through	After 10
fair value	year	5 years	10 years	years	Total
Weighted average yield	(43.5)%	(15.6)%	—	—	(34.1)%

The weighted average yield was calculated as the sum of each bond’s returns divided by the sum of each bond’s average holding considering their remaining maturity.

The following table sets out the aggregate book value of securities from a single issuer that exceeds 10% of Grupo Supervielle Shareholder´s Equity:

		%Shareholder´s
Single Issuer	12/31/2023	Equity

	(in thousands of Pesos except percentages)
Argentine government(1)	199,404,413	58.39%
Central Bank(2)	76,049,804	22.28%
	275,454,217

(1) Includes Ps.52.1 billion of Treasury Bonds considered in the minimum reserve requirements.

(2) Includes Ps.42.8 billion of Securities Issued by the Central Bank considered in the minimum reserve requirements.

Loans and other Financing

Our loan and other financing portfolio are included in Note 25 to our audited consolidated financial statements. Loans and The Other Financing of our audited consolidated financial statements.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2023 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Maturing as of December 31, 2023
		After 1	After 5
		year	year
	Within 1	through	through	After 15
	year	5 years	15 years	years	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	1,834,358	235,757	—	—	2,070,115
To the financial sector	3,272,827	740,818	—	—	4,013,645
To the non-financial private sector and foreign residents:
Overdrafts	41,894,321	—	—	—	41,894,321
Promissory notes	152,566,662	14,410,117	—	—	166,976,779
Mortgage loans	118,236	677,540	15,810,961	37,345,041	53,951,778
Automobile and other secured loans	7,895,208	7,432,120	—	—	15,327,328
Personal loans	17,417,837	33,848,430	556,657	75,893	51,898,817
Credit card loans	75,811,274	—	—	—	75,811,274
Foreign trade loans and U.S. dollar loans	20,350,652	10,690,138	1,881,933	—	32,922,723
Others	32,735,524	2,277,537	32,291	—	35,045,352
Receivables from financial leases	2,729,951	17,233,300	28,529	—	19,991,780
Total loans and other financing	356,626,850	87,545,757	18,310,371	37,420,934	499,903,912

Interest Rate Sensitivity

The following table analyzes the amount of our loan and other financing portfolio due after one year at fixed and variable interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Amount due after one year at
	Fixed	Variable
	interest rate	interest rate	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	—	235,757	235,757
To the financial sector	740,818	—	740,818
To the non-financial private sector and foreign residents:
Overdrafts
Promissory notes	13,817,501	592,616	14,410,117
Mortgage loans	51,138,131	2,695,411	53,833,542
Automobile and other secured loans	6,958,109	474,011	7,432,120
Personal loans	34,480,980	—	34,480,980
Credit card loans	—	—	—
Foreign trade loans and U.S. dollar loans	12,572,071	—	12,572,071
Others	2,309,828	—	2,309,828
Receivables from financial leases	13,971,187	3,290,642	17,261,829
Total loans and other financing	135,988,625	7,288,437	143,277,062

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated. The past due loans listed in the table below include loans of the Bank, Tarjeta, Espacio Cordial, IUDÚ and MILA past due more than 90 days.

	Grupo Supervielle S.A.
	Year ended December 31,
	2023	2022	2021

	(in thousands of Pesos except percentages)
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	1,183,855	540,015	649,832
Promissory notes	741,174	417,688	247,925
Mortgage loans	778,700	2,209,939	2,705,104
Automobile and other secured loans	348,257	1,261,814	11,203,313
Personal loans	3,831,043	8,045,266	11,340,430
Credit card loans	4,177,176	7,333,522	2,216,244
Foreign trade loans	2,608,537	4,610,063	7,910,323
Other loans	3,253,325	4,639,354	2,735,500
Receivables from financial leases	526,762	120,560	158,775
Total Past Due Loans and other financing	17,448,829	29,178,221	39,167,446
Past Due Financings
With Preferred Guarantees	1,659,484	2,354,018	10,867,778
Without Guarantees	15,789,345	26,824,203	28,299,668
Total Past Due Financings	17,448,829	29,178,221	39,167,446

Analysis of the Allowance for Loan Losses

The analysis of the allowances for loan losses are included in Note 1.11 and Note 25 to our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

The following table analyses the ratio of allowances for loans losses to total loans:

	Grupo Supervielle S.A.
	Year ended December 31,
	2023	2022	2021

	(in thousands of Pesos except percentages)
Allowances for loan losses	17,448,828	38,060,404	60,950,155
Loans and other financing	499,903,912	766,535,154	1,004,058,768
Allowances as a percentage of Loans	3.49%	4.97%	6.07%

The following table analyzes the ratio of net charge-offs to average loans, disclosed by loan category.

	Grupo Supervielle S.A.
	As of December 31,
	2023			2022			2021
		Write-offs	Net Charge-		Write-offs	Net Charge-		Write-offs	Net Charge-
		and	offs/average		and	offs/average		and	offs/average
	Average	reversals	loans	Average	reversals	loans	Average	reversals	loans

	(in thousands of Pesos except percentages)
Loans:
Promissory notes	88,661,948	(46,586)	(0.05)%	136,285,752	(190,211)	(0.14)%	168,814,495	(1,243,594)	(0.74)%
Unsecured corporate loans	124,706,925	(2,521,318)	(2.02)%	120,912,394	(9,121,149)	(7.54)%	123,932,516	(23,952,962)	(19.33)%
Overdrafts	47,376,656	(214,056)	(0.45)%	39,986,427	(323,926)	(0.81)%	44,776,965	(2,071,851)	(4.63)%
Mortgage loans	70,185,435	(733,842)	(1.05)%	78,972,720	(205,426)	(0.26)%	94,853,591	(54,898)	(0.06)%
Automobile and other secured loans	20,589,065	(812,013)	(3.94)%	24,428,584	(2,760,464)	(11.30)%	19,172,698	(225,219)	(1.17)%
Personal loans	80,141,775	(6,224,758)	(7.77)%	139,004,401	(14,303,595)	(10.29)%	180,754,798	(11,725,569)	(6.49)%
Credit card loans	104,462,883	(5,055,971)	(4.84)%	161,831,667	(11,958,633)	(7.39)%	162,153,456	(5,507,960)	(3.40)%
Foreign Trade Loans	39,330,529	—	—%	61,270,504	(347,350)	(0.57)%	111,682,426	(559,285)	(0.50)%
Loans to the Financial Sector	2,423,357	—	—	629,394	—	—	248,639	—	—
Receivables from financial leases	28,417,785	(25,042)	(0.09)%	35,301,661	(151,026)	(0.43)%	33,085,868	(793,910)	(2.40)%
Total	606,296,358	(15,633,586)	(2.58)%	798,623,504	(39,361,780)	(4.93)%	939,475,452	(46,135,248)	(4.91)%

Allocation of the Allowance for Loan Losses and Other Financing

The allocation of allowances for loan and other financing losses by category of loans are included in Note 1.11 and Note 25 to our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2023, 2022 and 2021.

	Grupo Supervielle S.A.
	As of December 31,
	2023		2022		2021
		% of		% of		% of
	Loan	Loan	Loan	Loan	Loan	Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

	(in thousands of Pesos, except percentages)
Oils and oilseeds	1,666,753	—%	328,498	0.0%	4,358,658	0.4%
Agriculture, crops and fruit	32,646,376	6.5%	36,457,900	4.8%	64,632,619	6.4%
Manufactured foodstuff, cattle beef	17,937,781	3.6%	34,126,043	4.5%	50,947,801	5.1%
Household items, sales / Trading	724,270	0.1%	1,483,546	0.2%	2,537,200	0.3%
Automotive vehicles and car parts	15,740,312	3.1%	17,608,651	2.3%	14,915,084	1.5%
Sugar	5,789,551	1.2%	4,911,138	0.6%	5,899,904	0.6%
Foreign and local banks	215,023	—%	113,247	—%	260,953	—%
Alcoholic beverages	924,031	0.2%	6,188,215	0.8%	2,345,367	0.2%
Civil construction	6,481,825	1.3%	10,348,945	1.4%	7,194,445	0.7%
Road works and specialized construction	18,371,226	3.7%	29,096,476	3.8%	25,353,527	2.5%
Cooperatives and small financial institutions	22,214,573	4.4%	17,420,091	2.3%	41,018,484	4.1%
Private and public mail services	65,070	—%	68,787	—%	92,161	—%
Cattle raising	11,259,239	2.3%	12,670,199	1.7%	17,060,698	1.7%
Leather	317,406	0.1%	245,128	—%	1,734,587	0.2%
Electricity and gas distribution	13,871,628	2.8%	9,572,908	1.2%	9,371,632	0.9%
Home appliances, audio and video devices, production and importation	3,797,184	0.8%	2,273,484	0.3%	2,068,108	0.2%
Hydrocarbon extraction and production	1,588,369	0.3%	6,958,796	0.9%	1,474,126	0.1%
Families and individuals(1)	201,886,776	40.4%	380,866,919	49.7%	468,344,708	46.6%
Hypermarkets and supermarkets	3,909,066	0.8%	2,635,122	0.3%	2,897,137	0.3%
Machines and tools – Production, sale and/or lease	6,578,676	1.3%	9,282,757	1.2%	7,880,690	0.8%
Motorcycles, parts and accessories	913,374	0.2%	12,799	—%	11,942	—%
Paper and cardboard	1,962,127	0.4%	2,079,312	0.3%	4,668,801	0.5%
Plastic - Manufactures	2,526,079	0.5%	4,906,592	0.6%	4,507,510	0.4%
Metal products	3,518,735	0.7%	7,441,599	1.0%	6,335,031	0.6%
Pharmaceutical products and laboratories	4,756,503	1.0%	5,515,384	0.7%	6,355,350	0.6%
Chemical products	5,981,895	1.2%	6,850,791	0.9%	8,899,654	0.9%
Waste collection and recycling	10,285,170	2.1%	15,442,509	2.0%	14,819,180	1.5%
Corporate services	9,898,321	2.0%	6,580,324	0.9%	12,138,860	1.2%
Health services	6,262,822	1.3%	13,154,883	1.7%	12,936,048	1.3%
Mineral extraction and production	8,387,145	1.7%	14,935,151	1.9%	14,059,709	1.4%
Telecommunications	2,683,885	0.5%	2,191,590	0.3%	239,930	0.0%
Textile industry	19,611,351	3.9%	14,816,959	1.9%	26,490,405	2.6%
Cargo transportation	11,212,546	2.2%	16,298,952	2.1%	17,344,534	1.7%
Wine industry	23,379,520	4.7%	32,244,919	4.2%	37,148,631	3.7%
Real estate agencies	1,138,114	0.2%	2,493,765	0.3%	812,712	0.1%
Other(2)	21,401,190	4.3%	38,912,775	5.1%	106,902,582	10.6%
Total	499,903,912	100.0%	766,535,154	100.0%	1,004,058,768	100.0%

(1)Loans for personal consumption.

(2)Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2023, 2022 and 2021.

	Grupo Supervielle S.A.
	As of December 31,
	2023		2022		2021
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	137,691,449	—%	207,179,004	—%	170,778,257	—%
Dollars	6,443,110	—%	9,339,688	—%	10,426,328	—%
Total	144,134,559	—%	216,518,692	—%	181,204,585	—%

	Grupo Supervielle S.A.
	As of December 31,
	2023		2022		2021
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos except percentages)
Savings accounts
Average
Pesos	115,031,175	1.9%	210,977,034	0.3%	193,847,136	0.2%
Dollars	50,994,084	—%	68,742,982	0%	76,004,934	0%
Total	166,025,259	1.3%	279,720,016	0.2%	269,852,070	0.1%
Special checking accounts
Average
Pesos	345,109,989	109.7%	490,892,067	36.8%	347,970,468	22.2%
Dollars	47,667,889	0.3%	59,528,523	0.4%	64,812,342	0.3%
Total	392,777,878	96.5%	550,420,590	31.1%	412,782,810	17.8%
Time deposits
Average
Pesos	369,851,433	118.8%	592,014,683	41.2%	553,157,564	35.0%
Dollars	10,462,572	0.60%	19,499,649	0.42%	26,778,462	1.80%
Total	380,314,005	115.5%	611,514,332	39.4%	579,936,026	32.5%

	Grupo Supervielle S.A.
	As of December 31,
	2023		2022		2021
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	—		84		352
Dollars	—		—		—
Total	—		84		352
Savings accounts
Average
Pesos	9,544		16,828		21,977
Dollars	15,744		42,837		101,490
Total	25,288		59,665		123,467
Time deposits
Average
Pesos	11,128		18,476		33,114
Dollars	—		—		—
Total	11,128		18,476		33,114

	2023	2022	2021

	(in thousands of Pesos)
Uninsured deposits	1,249,886,089	1,308,350,500	1,158,816,385

Maturity of Deposits

The following table sets forth information regarding the maturity of our time deposits exceeding the SEDESA insurance limit at December 31, 2023.

Grupo Supervielle S.A.
As of December 31,
2023
(in thousands of Pesos)
Time Deposits
3 months or less;	300,134,390
Over 3 months through 6 months;	521,201
Over 6 months through 12 months;	142,920
Over 12 months	—
Total Time Deposits(1)	300,798,511

(1)Only principal. Excludes the CER and UVA adjustment.

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency was set at Ps.1,000,000 as from March 1, 2019 and increased to Ps.1,500,000 as of May 1, 2020. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000. Pursuant to Communication “A” 7985, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.25,000,000 effective April 1, 2024,

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco Supervielle S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2023		2022		2021
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate

	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	255,796	10.8%	5,326,453	8.4%	31,142,718	2.9%
Average during period	2,634,369	18.8%	5,071,610	7.5%	36,172,546	4.8%
Maximum monthly average	4,886,271		8,497,225		42,641,763
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	2,541,940	42.3%	7,574,421	34.7%	6,692,142	32.5%
Average during period	2,981,747	65.2%	10,281,388	47.6%	5,911,128	18.3%
Maximum monthly average	3,356,345		19,061,450		7,862,405
Other(1)
Total amount outstanding at the end of the reported period	67,110,356	—%	67,356,206	0.8%	85,922,367	—%
Average during year	34,776,833	—%	58,043,694	1.7%	65,922,503	—%
Maximum monthly average	58,479,624		67,713,333		87,074,374
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	—	—%	1,594,575	69.2%	6,117,497	34.1%
Average during year	42,676	72.6%	1,722,659	54.7%	13,140,425	14.4%
Maximum monthly average	512,108		3,140,677		25,660,314

(1)Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022	2021

	(in thousands of Pesos, except percentages)
Net Income for the year attributable to owners of the parent company	51,615,837	(15,654,911)	(10,521,726)
Average total assets(1)	2,051,102,120	2,209,781,898	2,419,969,829
Average shareholders’ equity	306,871,669	301,542,483	322,852,118
Shareholders’ equity at the end of the period attributable to owners of the parent company	341,377,494	287,316,144	312,457,100
Net income as a percentage of:
Average total assets	2.5%	(0.7)%	(0.4)%
Average shareholders’ equity	16.8%	(5.2)%	(3.3)%
Declared cash dividends	—	—	1,531,690
Dividend payout ratio(2)	—%	—%	(14.6)%
Average shareholders’ equity as a percentage of average total assets	15.0%	13.6%	13.3%
(1)	Calculated on a daily basis.
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

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2023, 2022 and 2021 under IFRS. Minimum capital requirements have been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2023	2022	2021

	(in thousands of Pesos, except percentages)
Calculation of excess capital:
Allocated to assets at risk	51,149,308	20,729,624	12,957,481
Allocated to Bank premises and equipment, intangible assets and equity investment assets	10,474,161	3,747,910	2,035,689
Market risk	2,658,844	1,693,962	965,159
Public sector and securities in investment account	272,202	625,570	34,489
Operational Risk	21,891,498	8,188,453	4,805,957
Required minimum capital under Central Bank regulations	86,446,013	34,985,519	20,798,775
Basic net worth	264,420,324	77,619,877	42,938,440
Complementary net worth	—	2,600,170	1,564,272
Deductions	(55,583,242)	(25,063,540)	(11,770,286)
Total capital under Central Bank regulations	208,837,082	55,156,507	32,732,426
Excess capital	122,391,069	20,170,988	11,933,651
Credit Risk Weighted Assets	756,569,592	303,351,644	181,430,487
Risk Weighted Assets (1)	1,058,040,330	428,238,464	254,513,436
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	27.6%	18.2%	18.4%
Regulatory capital/risk weighted assets	19.7%	12.9%	12.9%
Average shareholders’ equity as a percentage of average total assets	14.5%	12.2%	12.5%
Total liabilities as a multiple of total shareholders’ equity	6.3x	8.3x	7.5x
Cash as a percentage of total deposits	14.4%	8.7%	11.1%
Liquid assets as a percentage of total deposits(3)	64.1%	46.0%	49.2%
Tier 1 Capital / Risk weighted assets	19.7%	12.3%	12.2%
(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.
(2)	Nominal values without inflation adjustment.
(3)	Liquid assets include cash, securities issued by the Central Bank, and repo transactions with the Central Bank. This ratio does not consider other government securities held by the Company to set minimum reserve requirements.

As of December 31, 2023, the Bank’s total capital ratio was 19.7%, compared to 12.9% as of December 31, 2022, and the Bank’s common equity Tier 1 ratio was 19.7%, compared to 12.3% as of December 31, 2022.  Including the funds held by Grupo Supervielle, which are used to fund our growth strategy, the consolidated pro-forma total capital ratio as of December 31, 2023 was 21.0% compared to 13.6% as of December 31, 2022.

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

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2023.

Our segment disclosure for the years ended December 31, 2023, 2022 and 2021 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

In 2023, we operated our business through the following segments:

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

•

Asset Management and Other Services: Grupo Supervielle offers a variety of other services to its customers, including mutual fund investment products through Supervielle Asset Management,  brokerage and investment products and services through IOL invertironline, and non-financial products through Cordial Servicios.

The Group has applied the following amendments for the first time for their annual reporting period commencing January 1, 2023, none of which had a material impact on the Group, except for the application of IFRS 17, “Insurance Contracts”: (i) amendments to IAS 1 Presentation of Financial Statements, IFRS Practice Paper 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; (ii) amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction; and (iii) IFRS  17 “Insurance contracts.”

Overview

We operate in a complex economic context both nationally and internationally. In 2023, according to the IMF, the global economic recovered from the negative economic impact resulting from the COVID-19 pandemic and the conflict between Russia and  Ukraine. Global inflation decreased more than expected from 2022 and, as a result, the negative impact of high inflation in 2022 on employment and economic activity was less severe than expected.

In 2023 and 2022, the global economy grew by 3.1% and 3.4%, respectively, according to the IMF’s estimates, while GDP in developed countries and emerging countries increased 5.4% and 2.5%, respectively. With disinflation and steady economic growth, the likelihood of a sharp economic slowdown has receded. As a result of the tightening of monetary policies by central banks, inflation continued to decline during 2023 and in July 2023 the U.S. Federal Reserve raised the Federal Funds rate by an additional 1% to a range of 5.25 – 5.50%. Similar trends were followed by the Bank of England and the European Central Bank, resulting in a strengthening of their respective currencies.

In turn, commodities partially reversed the price rises caused by the conflict between Russia and Ukraine. However, they are still above historical levels. The price of oil, meanwhile, remains at high levels due to the greater resilience of the global economy faced with rising rates and the conflict between Israel and Hamas.

According to data published by the INDEC, Argentina’s GDP increased by 10.4% in 2021 and 5.2% in 2022, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy, and decreased by 1.6% in 2023 primarily due to the drought which mainly affected the agricultural production in Argentina, which decreased 20.4% compared to 2022.

The economic and political environment during 2023 was strongly impacted by the electoral process that culminated in the presidential runoff on November 19, 2023 and resulted in the election of Javier Milei as the President of Argentina.

On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion. In October 2022, December 2022, April 2023 and August 2023, the IMF authorized disbursements of U.S.$3.8 billion, U.S.$6 billion, U.S.$5.4 billion and U.S.$7.5 billion, respectively, following Argentina’s completion of the targets set forth in the IMF Agreement. In addition, the IMF and the Argentine government agreed to revise the targets set forth in the IMF Agreement considering the negative impact that the drought had on the Argentine economy in 2023. On January 31, 2024, the new Argentine government and the IMF agreed to revise the targets set forth in the IMF Agreement. The target for reserve accumulation increased to U.S.$10 billion, originally set at U.S.$8.2 billion. As a result of these revisions, in January 2024, the IMF authorized an additional disbursement of approximately U.S.$4.7 billion. As of the date of this annual report, the aggregate amount of disbursements authorized by the IMF is approximately U.S.$40.6 billion.

In the current context in Argentina, in 2023 we continued to balance risk and profitability by managing the credit cycle and excess liquidity through asset and liability management. We also continued to face further pressures as a result of higher cost of funds resulting from the floor on interest rates on time deposits, caps on interest rates on credit cards and subsidized rates on mandatory credit lines to SMEs. In addition, new and existing regulations may continue to impact on fees which are charged to customers. In terms of expenses, we continued to exercise strict control on our recurring costs, although our investments made in order to accelerate our digital transformation and to improve our service across our branches resulted in certain temporary increases in our costs.

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility in most of the years. Macroeconomic conditions in 2020 were mainly marked by the health crisis that had a strong impact on activity levels, while in 2021 and 2022 economic activity started to recover. However, in 2023 the economic activity decreased due to the impact of the droughts which took place in Argentina in 2023.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2021	2022	2023
GDP real growth (%)	10.4	5.2	(1.6)
Primary fiscal balance (excludes interest) (as a % of GDP) (2)	(2.2)	(2.4)	(2.7)
Total public debt (as a % of GDP) (3)	80.6	85.2	88.4
Trade balance (in million U.S.$)	14,750	6,923	(6,925)
Total deposits (as a % of GDP)(1)	15.0	15.5	18.3
Loans to the private sector (as a % of GDP)(1)	8.4	7.3	6.7
Unemployment rate-end year- (%)	7.0	6.3	5.7
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	50.9	94.8	211.4
Average nominal exchange rate (in Ps.Per U.S.$)	95.16	130.81	295.62

Source: INDEC, Central Bank and City of Buenos Aires

(1)Company estimates based on Central Bank information

(2)Company estimates based on information published by the Argentine Ministry of Economy

(3)Information published by the Argentine Ministry of Economy as of June 30, 2023

As of December 31, 2023, the employment rate decreased to 5.7% in comparison to December 31, 2022. As of December 31, 2023, total salaries increased 152.7% in comparison to December 31, 2022. During 2023, the trade balance accumulated a deficit of U.S.$6,925 million, compared to a surplus of U.S.$ 6,923 million in 2022, mainly as a result of the droughts which took place in Argentina in 2023 which resulted in a decrease of exports.

As of December 31, 2023, gross international reserves recorded a loss of U.S.$22,995 million and the year closed with a stock of U.S.$21,603 million.

During 2023, the dynamics of the exchange rate until the Primary, Open, Simultaneous and Mandatory Elections (PASO) was governed by a crawling peg scheme, with adjustments by the Central Bank at a rate similar to the applicable inflation rate. After the PASO, the exchange rate was devalued by 21.8%, from Ps.287 to Ps. 350, remaining at that level until November 15, 2023, when the crawling peg scheme was restored. After the taking of office of President Javier Milei and the swearing-in of the new monetary authorities, the exchange rate was devalued by 118% and a crawling peg scheme was established with a 2% depreciation per month. As of December 31, 2023, the nominal exchange rate was Ps.808.48 per U.S.$1.00, which represents a devaluation of the Peso of approximately 356% compared to 2022. In addition, the blue-chip swap rate (i.e., the difference between the quotation of Argentine shares in Pesos and in U.S. dollars) was 19% as of December 31, 2023.

In relation to the monetary and fiscal policy, the Central Bank increased the yield on the monetary policy interest rate from 75% as of December 31, 2022 to 133% as of December 18, 2023. In addition, the new government stopped tendering LELIQs, while the rate of reverse repos, which are 1-day bills, became the benchmark for monetary policy, reaching a nominal annual rate of 100% at the close of December 31, 2023. In addition, the Argentine Treasury began to issue fixed-rate bills, promoting the transfer of debt from the Central Bank. In this way, the elimination of LELIQs does not result in an increase in the monetary base, but rather in a reduction in the Central Bank’s balance sheet, both in terms of liabilities and assets.

Until the new authorities of the Central Bank took office, the monetary policy interest rate (interest rate on liquidity bills or LELIQs) increased from 75% at the close of 2022 to 133% as of December 18, 2023, an increase of 58%.

In 2023, the primary deficit without extraordinary revenues represented approximately 2.7% of the GDP, above the target of 1.9% established by the IMF, and the financial deficit was 5.9%. During 2023, the fiscal accounts were devalued due to the loss of 4.7% in revenues, mainly as a result of the significant decrease in income from withholdings as a result of the droughts which took place in Argentina in 2023. At the same time, public expenditure fell by 4.9%, mainly due to a reduction in real terms in social benefits and subsidies.

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI.

According to the available public information based on data from the INDEC, CPI grew 50.9% in 2021, 94.8% in 2022 and 211.4% in 2023, and 20.6%, 13.2% and 11.0% for each of the months of January, February and March 2024, respectively.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue or increase, the Argentine economy and our business and financial condition could be adversely affected.” and “Item 5.A. Operating Results—Presentation of Financial Statements in Pesos and Inflation.”

The Financial System

The financial system has been affected by the economic conditions in Argentina over the last several years. In 2023, Argentina’s GDP decreased by 1.6% mainly due to the drought that mainly affected the agricultural sector, compared to increases of 5.0% and 10.4% in 2022 and 2021, respectively, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy. Inflation in Argentina increased to 51.4% in 2021, to 94.8% in 2022 and to 211.4% in 2023. In 2023, Argentina continued to face macroeconomic and regulatory challenges. In December 2023, the new administration took office and it is adopting measures aiming at stabilizing the Argentine economy. During 2022 and 2023, the financial system in Argentina has been impacted by certain regulations such as minimum rates for time deposits, caps on interest rates on certain loans, mandatory loans and LELIQ holdings, foreign exchange market restrictions and negative real interest rates.

The solvency ratios of the financial system continued to be historically high. As of December 31, 2023, the regulatory capital adequacy ratio of the sector totaled 32.4% of the risk weighted assets (RWA), which represents a 302% excess adequacy that stipulated by applicable regulations.

Due to the contraction of the financial system in real terms in recent years, the deposit and loan to GDP ratio in the private financial system is below the average of other countries in the region and the world. The penetration both of deposits and loans continues being lower than the levels recorded before the 1999-2002 crisis. As of December 31, 2023, the deposit to GDP ratio was 18.3% and the loan to GDP ratio was 6.7% as compared to 18.7% and 7.3%, respectively, in December 2022. The total deposits from the private sector financial system increased by 171.4% in 2023, totaling Ps.51,311,996 million, 12.8% below inflation. As of December 31, 2023, deposits in Pesos recorded a 140.7% growth, or 22.7% decline in real terms, reaching Ps.38,539,577 million, U.S. dollar deposits measured in U.S. dollar totaled U.S.$15,798 million, decreasing 3.1% from 2022.

As of December 31, 2023, total private sector loans amounted to Ps.18,722,639 million, which represents an increase of 149.1% (-20.0% in real terms) compared to 2022. As of the same date, private sector loans in Pesos grew by 131.6% (25.6% below inflation) compared to 2022, reaching a credit to GDP ratio penetration of 6.7%.

The following table shows the 2014 to 2023 evolution of major financial statements items for the financial system:

	December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023

	(in billons of Pesos)
Assets	1,341	1,847	2,646	3,469	5,532	6,741	10,902	16,763	32,077	97,539
Liabilities	1,172	1,620	2,348	3,068	4,921	5,831	9,210	14,049	26,256	75,141
Shareholders’ equity	168	227	297	401	611	911	1,692	2,713	5,821	22,398
Loans	649	886	1,137.0	1,691	2,278	2,724	3,556	5,093	8,585	21,501
Non-financial public sector	51.47	75	52.83	38	49	104	98	121	205	535
Financial sector	11	13	26	44	62	58	69	94	103	265
Non-financial private sector	604	819	1,086	1,655	2,254	2,721	3,608	5,137	8,645	21,891
Provisions	(17)	(22)	(28)	(46)	(87)	(159)	(219)	(259)	(368)	(1,190)
Deposits	979	1,355	1,969	2,446	4,085	4,839	8,050	12,345	23,266	62,796
Non-financial public sector	257	291	0.44	0.46	865	763	1,442	2,370	3,740	9,600
Non-financial private sector	721	1,063	1,522	1,982	3,207	4,058	6,579	9,937	19,457	52,973

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The table below shows the 2014 to 2023 evolution of the number of financial institutions in the financial system:

	December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Banks	65	62	63	62	63	63	64	64	63	63
Public banks	12	13	13	13	13	13	13	13	13	13
Private banks	53	49	50	49	50	50	51	51	50	50
Private argentine capital banks	33	32	33	33	34	34	35	35	35	35
Foreign capital domestic banks	11	10	10	9	9	9	9	10	9	9
Foreign financial institution branch banks	9	7	7	7	7	7	7	6	6	6
Financial companies	15	15	14	14	14	15	15	15	14	14
Credit unions	1	1	1	1	1	—	—	—	—	—
Total financial institutions	81	78	78	77	78	78	79	79	77	77

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The following table shows the 2006 to 2023 evolution of some key performance indicators of the financial system:

	December 31,
	2006	2007	2008	2009	2010	2011	2012	2014	2015	2016	2017	2018	2019	2020	2020	2021	2022	2023

	(in billons of Pesos)
Non-Performing Loans ratio	4.5	3.2	3.1	3.5	2.1	1.4	1.7	1.7	2.0	1.7	1.8	1.8	3.1	5.7	3.9	4.3	3.1	3.5
NPL Coverage Ratio	107.6	114.4	116.4	111.8	142.8	171.2	141.0	147.8	139.7	148.4	130.9	138.8	120.6	98.5	151.1	114.0	128.0	140.0
ROAA Private Banks	2.2	1.6	1.9	3.0	3.2	3.0	3.2	3.7	4.3	4.1	3.7	3.2	4.2	7.3	2.7	1.4	1.7	4.8
ROAA Financial System	1.9	1.5	1.6	2.3	2.8	2.7	2.9	3.4	4.1	4.1	3.6	2.7	4.1	5.1	2.4	1.1	2.0	5.4
ROAE Private Banks	15.3	10.9	15.2	22.9	24.5	25.6	26.4	29.1	32.1	31.2	29.4	26.6	35.6	59.2	16.6	8.1	9.3	23.6
ROAE Financial System	14.3	11.0	13.4	19.2	22.6	25.3	25.7	29.5	32.7	32.4	29.6	23.4	36.1	44.4	16.4	7.3	11.4	27.6

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

ROAA and ROAE: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. Since January 2020, Central Bank figures are expressed applying hyperinflation accounting

The following tables show market share of Argentine banks in terms of loans and deposits (calculated with balance at the end of the reporting period) as of December 31, 2023 according to the Central Bank:

Market Share of Loans	December 31, 2023
BANCO DE LA NACION ARGENTINA S.A.	17.2%
BANCO SANTANDER ARGENTINA S.A.	11.6%
BANCO DE GALICIA Y BUENOS AIRES S.A.U.	10.1%
BANCO DE LA PROVINCIA DE BUENOS AIRES	9.5%
BANCO BBVA ARGENTINA S.A.	8.6%
BANCO MACRO S.A.	7.1%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.U.	4.1%
HSBC BANK ARGENTINA S.A.	3.4%
BANCO DE LA CIUDAD DE BUENOS AIRES	3.1%
BANCO PATAGONIA S.A.	3.0%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	2.6%
BANCO SUPERVIELLE S.A.	2.1%
BANCO CREDICOOP COOPERATIVO LIMITADO	2.0%
NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	1.9%
CITIBANK N.A.	1.8%

Market Share of Deposits	December 31, 2022
BANCO DE LA NACION ARGENTINA S.A.	21.8%
BANCO DE LA PROVINCIA DE BUENOS AIRES	10.9%
BANCO SANTANDER ARGENTINA S.A.	9.6%
BANCO DE GALICIA Y BUENOS AIRES S.A.U.	8.8%
BANCO BBVA ARGENTINA S.A.	5.8%
BANCO MACRO S.A.	4.4%
BANCO DE LA CIUDAD DE BUENOS AIRES	4.1%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.U.	3.8%
BANCO CREDICOOP COOPERATIVO LIMITADO	3.1%
HSBC BANK ARGENTINA S.A.	3.1%
BANCO PATAGONIA S.A.	3.0%
BANCO SUPERVIELLE S.A.	2.5%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	2.2%
CITIBANK N.A.	1.9%
BANCO COMAFI SOCIEDAD ANONIMA	1.7%

With respect to the distribution network, as of December 31, 2023, the financial system had 4,414 branches, 8,340 self-service terminals and 18,547 ATMs, with coverage throughout Argentina.

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

On July 11, 2017, the INDEC started to publish a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area (which is the CPI that resumed publication in June 2016), the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region. For the period of January 1, 2023 to December 2023, accumulated inflation using the National CPI was 211.4% compared to 94.8% for 2022, and 50.9% for 2021. In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. Adjustments approved by the Argentine government in electricity and gas tariffs, as well as the increase in the price of gasoline have been passed through to prices, creating additional inflationary pressures.

The National CPI is prepared in accordance with current international standards and classifies individual consumption by purpose, previously used in the preparation of the former CPI. The adoption of the National CPI brings Argentina’s statistical practice in line with the OECD guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank. During 2023, the headline inflation index (measured through the Consumer Price Index) increased by 211.4%, the highest increase since 1990 and core inflation (which excludes the effect of regulated and seasonal goods prices) increased by 229.4%.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue or increase, the Argentine economy and our business and financial condition could be adversely affected.” and “Item 5.A. Operating Results—Presentation of Financial Statements in Pesos and Inflation.”

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy is considered hyperinflationary according to IAS 29 starting July 1, 2018. As a result, financial statements for the year ended on December 31, 2023 have been stated in terms of the measuring unit current at the consolidated financial statement date.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the reference stabilization coefficient (“CER,” per its Spanish acronym) index and UVA used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	Year ended December 31,
	2023	2022	2021

	(in percentages)
Price Indices:(1)
WPI	276.4%	94.8%	51.3%
CPI	211.4%	94.8%	50.9%
Adjustment Index:
CER	149.67%	90.20%	51.57%
UVA(2)	150.05%	90.05%	51.60%

(1)Source: INDEC, Central Bank

(2)UVAs are inflation adjusted units introduced in September 2016.

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022	2021

	(in thousands of Pesos)
Assets
In Pesos, unadjusted	1,705,014,712	1,865,299,780	2,016,019,721
In Pesos, adjusted by the CER	56,526,925	79,634,436	89,258,751
In Foreign Currency(1)	296,466,364	221,054,974	262,909,735
Total Assets	2,058,008,001	2,165,989,190	2,368,188,207
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	1,792,431,508	1,964,928,482	2,113,275,446
In Pesos, Adjusted by the CER	6,076,874	7,655,132	26,837,357
In Foreign Currency(1)	259,499,619	193,405,576	228,075,404
Total Liabilities and Shareholders’ Equity	2,058,008,001	2,165,989,190	2,368,188,207
(1)

Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2023 (U.S.$1.00 to Ps.808.48), December 31, 2022 (U.S.$1.00 to Ps.177.13) and December 31, 2021 (U.S.$1.00 to Ps.102.75).

Results of Operations for the Years Ended December 31, 2023 and 2022

We discuss below our results of operations for the year ended December 31, 2023 as compared with our results of operations for the year ended December 31, 2022. We expressly state that our results of operations for the year ended December 31, 2022 as compared with our results of operations for the year ended December 31, 2021 are hereby incorporated by reference to

“Item 5.A.  Operating Results” of the Form 20-F for the year ended December 31, 2022 filed by us with the U.S. Securities and Exchange Commission under the file number 001-37777.

Selected Ratios

	2023	2022	2021

	(in thousands of Pesos, except percentages)
SELECTED RATIOS
Return (loss) on average equity (1)	16.8%	(5.2)%	(3.3)%
Return (loss) on average assets (2)	2.5%	(0.7)%	(0.4)%
Net Interest Margin (3)	31.5%	19.6%	17.3%
Net Fee Income Ratio (4)	14.5%	18.3%	20.7%
Efficiency Ratio (5)	54.7%	79.9%	74.7%
Cost/assets (6)	13.5%	13.0%	11.3%
Basic earnings per share (Ps.) (7)	116.6	(34.5)	(23.0)
Diluted earnings per share (Ps.)	N/A	N/A	N/A
Basic earnings (losses) per share (in US$) (8)	0.1	(0.0)	(0.0)
Diluted (losses) per share (in U.S.$.) (8)	N/A	N/A	N/A
Liquidity and Capital
Loans to Total Deposits (9)	32.3%	45.0%	57.4%
Total Equity / Total Assets	16.6%	13.3%	13.2%
Pro forma Consolidated Capital / Risk weighted assets (10)	21.0%	13.6%	13.3%
Pro forma Consolidated Tier1 Capital / Risk weighted assets (10)	21.0%	13.0%	12.7%
LCR Pro forma(10)	112.6%	103.5%	109.6%
Risk Weighted Assets/Assets (10)	51.3%	61.4%	65.2%
Asset Quality
Non-performing loans as a percentage of Total Loans	1.2%	3.7%	4.3%
Allowances as a percentage of Total Loans	3.5%	5.0%	6.1%
Cost of risk (11)	5.9%	5.6%	5.3%
Cost of risk, net (12)	5.0%	4.5%	4.6%
Coverage Ratio(13)	291.6%	142.7%	145.0%
Other Data
Dividends paid to ordinary shares (Ps.thousands)	—	1,531,690	3,122,242
Dividends per common share (Ps.)	—	3.4	6.8
(1)	Attributable comprehensive income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(2)	Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.
(3)

Net interest income + Net income from financial instruments at fair value through profit or loss + Result from derecognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

(4)

Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Result from derecognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, net Services fee income, Income from insurance activities , etc.

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
(7)

Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were 442,727,459 for the year ended December 31, 2023, 454,274,443 for the year ended December 31, 2022 and 456,722,322 for the year ended December 31, 2021.

(8)	Peso amounts have been translated into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2023 which was Ps.808.48 to U.S.$1.00.
(9)	Loans and Leasing before allowances divided by total deposits.

(10)

For the calculation of these line items, see “Item 4.B. Business Overview—Banking Regulation and Supervision.” Proforma ratios include the liquidity retained at the holding company (Grupo Supervielle) level, which are available for future capital injections to our subsidiaries).

(11)

Loan loss provisions divided by total financing (Loans, Leasing, and off-balance guarantees granted to corporate customers as guaranteed SMEs bonds, “Pagares Bursatiles” and foreign trade transactions as of end of the reported period.

(12)

Loan loss provisions including recovered loan loss provisions divided by total financing (Loans, Leasing, and off-balance guarantees granted to corporate customers as guaranteed SMEs bonds, “Pagares Bursatiles” and foreign trade transactions as of end of the reported period).

(13)	Allowances for loan losses divided by non-performing loans.

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
			Change
			December
	As of December 31,		31,
	2023	2022	2023/2022
	Ps.	Ps.	%

	(in thousands of Pesos, except percentages)
Consolidated Income Statement Data
Interest income	1,157,697,255	784,354,347	47.6%
Interest expenses	(825,494,087)	(515,399,394)	60.2%
Net interest income	332,203,168	268,954,953	23.5%
Net income from financial instruments at fair value through profit or loss	138,081,046	56,821,678	143.0%
Result from derecognition of assets measured at amortized cost	16,857,100	1,531,618	1,000.6%
Exchange rate difference on gold and foreign currency	5,800,908	8,541,784	(32.1)%
NIFFI and Exchange Rate Differences	160,739,054	66,895,080	140.3%
Net Financial Income	492,942,222	335,850,033	46.8%
Commissions income	93,125,252	94,478,177	(1.4)%
Commissions expense	(24,176,077)	(33,392,724)	(27.6)%
Income from insurance activities	14,431,313	14,104,154	2.3%
Net Service Fee Income	83,380,488	75,189,607	10.9%
Sub Total	576,322,710	411,039,640	40.2%
Other operating income	23,688,747	32,671,074	(27.5)%
Result from exposure to changes in the purchasing power of the currency	(108,923,511)	(55,271,939)	97.1%
Loan loss provisions	(33,640,071)	(44,129,627)	(23.8)%
Net Operating Revenue	457,447,875	344,309,148	32.9%
Personnel expenses	(160,395,452)	(167,825,508)	(4.4)%
Administration expenses	(84,438,694)	(88,946,808)	(5.1)%
Depreciations and impairment of premises and equipment	(31,931,273)	(31,447,803)	1.5%
Other operating expenses	(94,289,712)	(82,925,021)	13.7%
Operating income	86,392,744	(26,835,992)	(421.9)%
Results before taxes from continuing operations	86,392,744	(26,835,992)	(421.9)%
Income tax	(34,734,935)	11,164,078	(411.1)%
Net (loss) / income for the year	51,657,809	(15,671,914)	(429.6)%
Net (loss) / income for the year attributable to parent company	51,615,837	(15,654,911)	(429.7)%
Net (loss) / income for the year attributable to non-controlling interest	41,972	(17,003)	(346.9)%
Total Other Comprehensive (loss) / income	3,308,098	(3,615,999)	(191.5)%
Other comprehensive (loss) / income attributable to parent company	3,304,317	(3,612,173)	(191.5)%
Other comprehensive (loss) / income attributable to non-controlling interest	3,781	(3,826)	(198.8)%
Total Comprehensive (loss) / income	54,965,907	(19,287,913)	(385.0)%
Total comprehensive (loss) / income attributable to parent company	54,920,154	(19,267,084)	(385.0)%
Total comprehensive (loss) / income attributable to non-controlling interest	45,753	(20,829)	(319.7)%
Return on Average Shareholders’ Equity	16.8%	(5.2)%
Return on Average Assets	2.5%	(0.7)%

Attributable net income in 2023 amounted to a Ps.51.6 billion gain, as compared to a Ps.15.7 billion loss in 2022. Net Income for the year reflects the successful execution of the Company’s strategic plan implemented in 2022 and 2023 to optimize operations, consolidate businesses, grow in profitable products and increase cross-sell. The main factors explaining the increase in net income were (i) a higher yield on larger investment portfolio volumes, (ii) a higher loan portfolio yield due to the increase of interest rates by the Central Bank in 2023, (iii) a decrease in administrative and personnel expenses as a result of strategic measures adopted in 2022 and 2023 to consolidate the Company’s businesses, (iv) an increase in fees mainly as a result of higher fees associated with the brokerage business of IOL and asset management, and greater efficiencies in credit card processing costs, and (v) a decrease in Loan loss provisions mainly as a result of the shift in loans to middle-market corporates and payroll customers along with significantly lower exposure to consumer loans. This was partially offset by: (i) higher losses in the Result from exposure to changes in the purchasing power of the currency due to the impact of the increase in inflation rate in Argentina in 2023 that affected a higher net monetary assets balance, and (ii) an increase in other net operating expenses mainly as a result of the annual revaluation of fixed assets to reflect market value at year-end and other provisions for strategic initiatives in different business units.

In 2023, ROAA and ROAE were 2.5% and 16.8%, respectively, as compared to (0.7)% and (5.2)%, respectively, in 2022.

In 2023, attributable comprehensive income amounted to a Ps.54.9 billion gain, compared to a Ps.19.3 billion loss in 2022, mainly as a result of: (i) a 46.8% or Ps. 157.1 billion increase in net financial income to Ps. 492.9 billion compared to Ps. 335.9 billion in 2022 due to higher yield and volume on investment portfolio and loan portfolio repricing while low credit demand from the private sector remained at historical lows, further impacted by inflation of 211.4% in 2022, (ii) a 4.0% or Ps. 11.5 billion decrease in personnel administrative and depreciations and amortizations, reflecting structural cost efficiencies, (iii) a 10.8% or Ps. 8.2 billion increase in net service fee income to Ps. 83.3 billion from Ps. 75.2 billion in 2022 reflecting higher fees from the brokerage business at IOL and asset management and greater efficiencies in credit card processing costs, and (iv) a 23.8% or Ps. 10.5 billion decrease in Loan Loss provisions reflecting improved credit quality on stringent credit scoring criteria and mix-shift in loan portfolio. These were partially offset by: (i) a Ps.53.6 billion increase in the loss from exposure to changes in the purchasing power of the currency to Ps.108.9 billion in 2023, compared to Ps.55.3 billion in 2022, (ii) a 40.5% or Ps. 20.4 billion increase in Other net operating losses reflecting the annual revaluation of fixed assets to reflect market value at year-end and other provisions for strategic initiatives in different business units and (iii) a Ps. 34.7 billion charge in income tax compared to a gain of Ps. 11.2 billion in 2022.

Net Financial Income

Net financial income in 2023 amounted to Ps.492.9 billion and net interest margin (“NIM”) was 31.5%, compared to Ps.335.9 billion and 19.6%, respectively, in 2022. This increase was mainly explained by: (i) a higher yield and volume on investment portfolio and (ii) loan portfolio repricing while low credit demand from the private sector remained at historical lows. These were partially offset by (i) a 35.3% increase in cost of funds derived from the impact of regulatory minimum rates on time deposits, and (ii) the increase in market interest rates.

NIM increased to 31.5% from 19.6% mainly as a result of the increase in net financial income resulting from higher spreads on government securities and loans, and assets and liability management strategy. This increase was partially offset by (i) a 35.3% increase in cost of funds due to the increase of interest rates by the Central Bank, and (ii) a 23.1% decrease in average volumes resulting from weak credit demand.

The following table sets forth a breakdown of our net interest income, and net income from financial institutions (“NIFFI”), result from derecognition of assets measured at amortized cost and exchange rate differences as of December 31, 2023 and 2022:

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022	Change

	(in thousands of Pesos, except percentages)
	$	$	%
Net Interest Income	332,203,168	268,954,953	23.5%
NIFFI, Result from derecognition of assets measured at amortized cost and Exchange Rate differences	160,739,054	66,895,080	140.3%
Total	492,942,222	335,850,033	46.8%

NIM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022

	(in percentages)
Net Interest Margin Breakdown
Total NIM	31.5%	19.6%
Ps.NIM	26.1%	19.1%
U.S.$NIM	98.7%	26.8%
Loan Portfolio NIM	15.8%	16.3%
Ps.NIM	16.5%	17.4%
U.S.$NIM	7.2%	5.6%
Investment Portfolio NIM	46.4%	21.6%
Ps.NIM	36.1%	20.8%
U.S.$NIM	134.5%	37.5%

NIM includes the exchange rate differences and net gains or losses from currency derivatives.

Net Interest Income

Net interest income in 2023 totaled Ps.332.2 billion, a 23.5% increase from the Ps.269.0 billion recorded in 2022, mainly due to (i) a higher result from securities of the treasury position measured at fair value through other comprehensive income and at amortized cost, (ii) an increase of 73.2%, or Ps. 272.0 billion, in income from Central Bank securities and repo transactions as a result of a 35.0% increase in the yield of those securities and a 4.0% increase in the average balance of those assets, and (iii) an increase of 13.3%, or Ps.48.4 billion, in income from loans mainly explained by a 22.6% increase in interest earned while volumes declined 24.1% mainly as a result of weak credit demand in the context of the increase of inflation in Argentina in 2023. These were partially offset by an increase of 3,530 basis points in cost of funds derived from the impact of regulatory minimum rates on time deposit.

Interest Income

Interest income in 2023 totaled Ps.1,157.7 billion, a 47.6% increase from the Ps.784.4 billion recorded in 2022, primarily due to (i) a higher result from securities of the treasury position measured at fair value through other comprehensive income and at amortized cost, (ii) an increase of 73.2%, or Ps. 272.0 billion, in income from Central Bank securities and repo transactions as a result of an increase of 3,504 basis point in the yield of those securities and a 4.0% increase in the average balance of those assets, and (iii) an increase of 13.3%, or Ps.48.4 billion, in income from loans mainly explained by an increase of 2,260 basis points in interest earned while volumes declined 24.1% mainly as a result of by weak credit demand in the context of the increase of inflation in Argentina in 2023.

As of December 31, 2023 and 2022, our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2023	2022	2023/2022
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Interest on overdrafts	44,410,794	23,471,096	89.2%
Interest on promissory notes	67,470,691	64,028,835	5.4%
Interest on personal loans	66,454,064	92,146,481	(27.9)%
Interest on corporate unsecured loans	96,127,460	50,712,155	89.6%
Interest on credit cards loans	42,005,274	45,870,806	(8.4)%
Interest on mortgage loans	62,359,572	56,407,739	10.6%
Interest on automobile and other secured loans	12,574,777	13,122,573	(4.2)%
Interest on foreign trade loans	3,180,062	4,010,233	(20.7)%
Interest on leases	17,868,411	14,262,772	25.3%
Interest on government and corporate securities measured at amortized cost	567,893,807	387,019,350	46.7%
Other*	177,352,343	33,302,307	432.6%
Total	1,157,697,255	784,354,347	47.6%

* Includes results from securities issued by the Central Bank, results from other securities recorded as available for sale and results from repo transactions with the Central Bank.

The following table sets forth our yields on interest-earning assets:

	Grupo Supervielle S.A.
	Year ended December 31,
	2023		2022
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate

	(in thousands of Pesos, except percentages)
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	228,307,670	90.1%	213,597,053	46.8%
Securities Issued by the Central Bank	454,651,402	92.5%	635,888,704	53.3%
Total Investment Portfolio	682,959,072	91.7%	849,485,757	51.6%
Loans
Loans to the Financial Sector	2,423,357	53.5%	629,394	42.4%
Overdrafts	47,376,656	93.7%	39,986,427	58.7%
Promissory Notes	88,661,948	76.1%	136,285,752	47.0%
Mortgage loans	70,185,435	88.8%	78,972,720	71.4%
Automobile and Other Secured Loans	20,589,065	61.1%	24,428,584	53.7%
Personal Loans	80,141,775	82.9%	139,004,401	66.3%
Corporate Unsecured Loans	124,706,925	77.1%	120,912,394	41.9%
Credit Card Loans	104,462,883	40.2%	161,831,667	28.3%
Receivables from Financial Leases	28,417,785	62.9%	35,301,661	40.4%
Total Loans excl. Foreign trade and U.S.$.loans	566,965,829	72.4%	737,353,000	48.9%
Foreign Trade Loans and U.S.$.loans	39,330,529	8.1%	61,270,504	6.5%
Total Loans	606,296,358	68.2%	798,623,504	45.6%
Repo transactions	277,323,918	80.4%	66,715,957	49.5%
Total Interest-Earning Assets	1,566,579,348	80.6%	1,714,825,218	48.7%

The average balance of loans excluding foreign trade loans and U.S. dollars loans totaled Ps.567.0 billion in 2023, representing a 23.1% decrease from Ps.737.4 billion in 2022. This decrease in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) is mainly explained by the following changes in average balance portfolio: (i) a 42.3% or Ps.58.9 billion decrease in personal loans, (ii) a 35.4% or Ps. 57.4 billion decrease in credit cards and (iii) a 34.9% or Ps. 47.6 billion decrease in promissory notes. These were partially offset by a 18.5% or Ps. 7.4 billion increase in overdrafts.

Interest on public and corporate securities measured at amortized cost amounted to Ps.567.9 billion in 2023 compared to Ps. 387.0 billion in 2022. This line item mainly reflects results from investments in securities held to maturity or available for sale.

The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) decreased to 72.4% in 2023 from 48.9% in 2022. Average BADLAR increased 4,250 basis points in 2023 to 95.8% compared to 53.3% in 2022.

Interest Expenses

As of December 31, 2023 and 2022, our Interest expenses were comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2023	2022	2023/2022
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Interest on current accounts deposits	374,828,604	211,185,911	77.5%
Interest on time deposits	439,013,593	295,156,581	48.7%
Interest on other financial liabilities	3,621,357	3,968,644	(8.8)%
Interest from financing sector	2,772,705	3,356,878	(17.4)%
Other	5,257,828	1,731,380	203.7%
Total	825,494,087	515,399,394	60.2%

Interest expenses for 2023 totaled Ps.825.5 billion, a 60.2% increase from Ps.515.4 billion for 2022. This increase was due to an increase of 3,330 basis points in the average rate of interest bearing liabilities rate, mainly due to the increase in regulated interest rates on time deposits while the average balance of interest-bearing liabilities decreased 9.6%. In 2023, non-interest bearing deposits amounted to Ps 423.1 billion decreasing 14.7% or Ps.72.9 billion from Ps.496.0 billion in 2022. Cost of funds increased 24.5% basis points to 55.2% in 2023 from 30.7% in 2022.

The following table sets forth our yields on interest-bearing liabilities and low and non-interest bearing deposits as of December 31, 2023 and 2022:

	Grupo Supervielle S.A.
	As of December 31,
	2023		2022
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate

	(in thousands of Pesos, except percentages)
Interest-Bearing Liabilities
Special Checking Accounts	535,525,590	70.0%	549,638,508	38.4%
Ps. Savings Accounts	470,487,902	79.6%	490,110,056	43.1%
Fx Savings Accounts	65,037,688	0.2%	59,528,452	0.3%
Time Deposits	518,912,586	84.6%	610,457,165	48.4%
Ps. Time Deposits	504,637,536	87.0%	590,957,540	49.9%
Fx Time Deposits	14,275,050	0.4%	19,499,625	0.4%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	12,415,673	51.5%	19,537,112	37.5%
Total Interest-Bearing Liabilities	1,066,853,849	76.9%	1,179,632,785	43.5%
Low and Non-Interest Bearing Deposits
Savings Accounts	226,456,428	0.9%	279,490,891	0.4%
Ps. Savings Accounts	156,859,024	1.2%	210,705,156	0.5%
Fx Savings Accounts	69,597,404	0.0%	68,785,735	0.0%
Checking Accounts	196,653,142		216,518,510
Ps. Checking Accounts	187,862,214	—%	207,178,834	—%
Fx Checking Accounts	8,790,928	—%	9,339,676	—%
Total Low and Non-Interest Bearing Deposits	423,109,570	—%	496,009,401	—%
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	1,489,963,419	55.2%	1,675,642,186	30.7%

Average balance of our interest-bearing liabilities in 2023 totaled Ps.1,066.9 billion, compared to Ps.1,179.6 billion in 2022. The Ps.112.8 billion decrease was explained by: (i) a 15.0% decrease to Ps.518.9 billion in the average balance of time deposits, (ii) a 2.6% or Ps. 14.1 billion decrease of interest-bearing special checking accounts from Ps.549.6 billion in 2022 to Ps. 535.5 billion in 2023, and (iii) a 36.5% or Ps.7.1 billion decrease in the average balance of our borrowings from other financial institutions.

Average balance of our low or non-interest-bearing deposits in 2023 totaled Ps.423.1 billion, compared to Ps.496.0 billion in 2022. This decrease was mainly due to (i) a 19.0% or Ps.53.0 billion decrease in average balance of our savings accounts and (ii) a 9.2% or Ps. 19.9 billion decrease in the average balance of checking accounts.

The following table sets forth our interest bearing deposits by denomination as of December 31, 2023 and 2022:

	Grupo Supervielle S.A.
	As of December 31,
	2023			2022
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate

	(in thousands of Pesos, except percentages)
Savings accounts
Pesos	156,859,024	1,908,702	1.2%	210,705,156	1,079,264	0.5%
Dollars	69,597,404	17,095	0.0%	68,785,734	17,884	0.0%
Total	226,456,428	1,925,797	0.9%	279,490,890	1,097,148	0.4%
Special checking accounts
Pesos	470,487,902	374,674,049	79.6%	490,110,056	211,032,372	43.1%
Dollars	65,037,688	154,555	0.2%	59,528,452	153,540	0.3%
Total	535,525,590	374,828,604	70.0%	549,638,508	211,185,912	38.4%
Time deposits
Pesos	504,637,536	438,950,685	87.0%	590,957,540	295,082,101	49.9%
Dollars	14,275,050	62,908	0.4%	19,499,625	74,479	0.4%
Total	518,912,586	439,013,593	84.6%	610,457,165	295,156,580	48.4%
Total by currency
Pesos	1,131,984,462	815,533,436	72.0%	1,291,772,752	507,193,737	39.3%
Dollars	148,910,142	234,558	0.2%	147,813,811	245,903	0.2%
Total Deposits	1,280,894,604	815,767,994	63.7%	1,439,586,563	507,439,640	35.2%

Net Income from financial instruments and Result from recognition of assets measured at amortized cost and Exchange rate differences

Net income from financial instruments at fair value through profit or loss, result from derecognition of assets measured at amortized cost and exchange rate differences for 2023 totaled Ps.160.7 billion, increasing 140.3% from Ps.66.9 billion in 2022.

The following table sets forth our Net income from financial instruments at fair value through profit or loss as of December 31, 2023 and 2022.

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022
	Ps.	Ps.

	(in thousands of Pesos)
Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	127,798,716	51,452,910
Income from securities issued by the Argentine Central Bank	—	3,303,523
Derivatives	10,282,330	2,065,245
Total	138,081,046	56,821,678
Result from derecognition of assets measured at amortized cost	16,857,100	1,531,618
Exchange rate difference on gold and foreign currency	5,800,908	8,541,784
Total	160,739,054	66,895,080

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022
	Ps.	Ps.

	(in thousands of Pesos)
Financial income from U.S. dollar operations	100,181,754	17,935,476
NIFFI	30,672,098	9,586,946
U.S. dollar Government Securities	20,389,768	7,521,703
Term Operations	10,282,330	2,065,243
Interest Income	69,509,656	8,348,530
U.S. dollar Government Securities	69,509,656	8,348,530
Exchange rate differences on gold and foreign currency	5,800,908	8,541,784
Total Income from U.S. dollar operations	105,982,662	26,477,260

Total income from U.S. dollar operations for 2023 totaled Ps.106.0 billion, compared to Ps.26.5 billion in 2022. This increase is mainly explained by higher net gain on U.S.$ and U.S.$ linked government securities partially offset by lower results from term operations and lower exchange rate differences.

Result from exposure to changes in the purchasing power of money

Result from exposure to changes in the purchasing power of the currency for 2023 totaled a Ps.108.9 billion loss, from the Ps.55.3 billion loss in 2022. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 211.4% and 94.8% increases in consumer price index in 2023 and 2022, respectively, while net monetary assets increased in 2023 compared to 2022. Grupo Supervielle’s capital is hedged against inflation through different inflation linked instruments, including mortgage loans and sovereign bonds.

Loan Loss Provisions

Loan loss provisions totaled Ps.33.6 billion in 2023, a 23.8% decrease compared to Ps.44.1 billion in 2022. This decrease performance reflects improved credit quality on stringent credit scoring criteria and mix-shift in loan portfolio. In 2023 and 2022, the level of provisioning reflects Grupo Supervielle’s IFRS9 expected loss models and the nominal growth of the loan portfolio.

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

As of December 31, 2023, the coverage ratio increased to 286.0% from 142.7% as of December 31, 2023, reflecting Grupo Supervielle’s IFRS9 expected loss models and the nominal growth of the non performing loan portfolio. The total non-performing loan (“NPL”) ratio was 1.4% as of December 31, 2023, decreasing 2.30% from 3.7% as of December 31, 2022. This was driven by the shift in loans to middle-market corporates and payroll customers along with significantly lower exposure to consumer loans, the improvement in retail customer behavior and the sale of delinquent retail loans, mainly open market and former consumer finance customers. The Bank has been tightening its underwriting policies in this segment during 2023.

See changes in loan loss provisions in Note 25 to our audited financial statements. Loans and Other Financing of our audited consolidated financial statements.

Net Services Fee Income

Our net services fee income was comprised of:

	Grupo Supervielle S.A.
	Year ended December 31,
	2023	2022	2023/2022
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Commissions from deposits accounts	37,391,888	38,148,025	(2.0)%
Commissions from credit and debit cards	20,594,231	29,729,082	(30.7)%
Commissions from loans operations	368,893	950,232	(61.2)%
Other Commissions	34,770,240	25,650,838	35.6%
Total Services fee income	93,125,252	94,478,177	(1.4)%
Exports and foreign currency operations	(555,520)	(787,995)	(29.5)%
Commissions paid	(23,620,557)	(32,604,729)	(27.6)%
Total Services fee expenses	(24,176,077)	(33,392,724)	(27.6)%
Income from insurance activities	14,431,313	14,104,154	2.3%
Net Service Fee Income	83,380,488	75,189,607	10.9%

Net services fee income (excluding Income from insurance activities ) totaled Ps. 68.9 billion in 2023, a 12.9% increase compared to Ps.61.1 billion in 2022. This increase was mainly driven by:

(i)	a 158.1% or Ps. 8.8 billion increase in brokerage fees to Ps. 14.3 billion in 2023 compared to Ps. 5.5 billion in 2022. In 2023, brokerage fees represented 15.4% of total fee income compared to 5.9% in 2022, demonstrating IOL’s ability to acquire and retain customers. Monthly active users at IOL increased five times to 271,000, new accounts increased by over eight times, and transactions increased by five times, comapred to 2022;
(ii)	a 27.6% or Ps. 9.2 billion decrease in fee expenses mainly related to lower credit cards processors fees explained by weak credit demand; and
(iii)	an 11.4% or Ps. 789.8 million increase in asset management fees that represented 8.3% of total fee income in 2023 compared to 7.3% in 2022.

This increase were partially offset by (i) lower banking business fee income as fee repricing did not match the 211.4% increase in inflation in Argentina in 2023, (ii) a 30.7% or Ps.9.1 billion decrease in credit card commissions, (iii) a 2.0% or Ps. 756.1 million decrease in deposit account commissions (comprised principally of maintenance and transaction fees on checking and savings accounts), and (iv) a 61.2% or Ps. 581.3 million decrease in loan related fees.

Income from insurance activities

Income from insurance activities amounted to Ps.14.4 billion in 2023, reflecting a 2.3% increase from the Ps.14.1 billion recorded in 2022. In 2023, gross written premiums decreased 3.9% from 2022, with non-credit related policies decreasing Ps.202 million, or 2.1%. Claims paid amounted to Ps.1.3 billion decreasing 18.9% compared to 2022.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	Grupo Supervielle S.A.
	Year ended December 31,
	2023	2022	2023/2022
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Payroll and social securities	150,064,085	154,276,818	(2.7)%
Other expenses	10,331,367	13,548,690	(23.7)%
Total Personnel expenses	160,395,452	167,825,508	(4.4)%
Directors’ and statutory auditors’ fees	3,291,819	2,484,677	32.5%
Professional fees	25,006,003	25,862,516	(3.3)%
Advertising and publicity	4,737,212	6,893,010	(31.3)%
Taxes	20,408,129	20,091,751	1.6%
Maintenance, security and services	19,653,248	21,561,754	(8.9)%
Rent	66,400	245,871	(73.0)%
Others	11,275,883	11,807,229	(4.5)%
Total Administration Expenses	84,438,694	88,946,808	(5.1)%
Total Personnel and Administration Expenses	244,834,146	256,772,316	(4.6)%

In 2023, personnel expenses amounted to Ps.160.4 billion, a 4.4% or Ps.6.4 billion decrease compared to 2022 reflecting our business consolidation and structural cost efficiencies.  Personnel expenses includes severance payments and early retirement charges related to Grupo Supervielle’s transformation and efficiency programs of Ps.10.5 billion in 2023 and Ps.23.5 billion in 2022.

The employee base at the end of 2023 reached 3,663 people, decreasing 4.0%, or 151 employees, compared to 2022. The Bank’s headcount was reduced by 138 employees or 4.1% compared to 2022. IOL invertironline increased its staff by 37 employees compared to 2022. Insurance reduced its staff by 6 employees or 3.8% compared to 2022.

Administration expenses totaled Ps.84.4 billion in 2023,decreasing 5.1% from the Ps.88.9 billion recorded in 2022. This performance was primarily due to the strict cost control implemented by Grupo Supervielle. In 2023, advertising and publicity costs decreased 31.3% or Ps. 2.2 billion  while maintenance and security service costs decreased 8.9% or Ps.1.9 billion to Ps.19.7 billion, compared to Ps.21.6 billion in 2022.

In 2023, the efficiency ratio was 54.7%, decreasing 25.2% from 2022. This decrease reflects a 40.2% increase in revenues mainly reflecting higher margin and higher net fee income, together with a 4.0% decrease in total expenses.

Other Income/(Expenses), Net

We had other expenses, net of Ps.70.6 billion for 2023, compared to Ps.50.3 billion in 2022. This line item mainly reflects: (i) a 2.5% or Ps.1.3 billion increase in turnover taxes to Ps.55.0 billion compared to Ps.53.6 billion in 2022, (ii) a Ps.7.0 billion loss from valuation of real estate assets at market value at the end of the year, (iii) a Ps. 8.0 billion provision to execute several strategic initiatives in different business units, and (iv) a Ps. 4.0 billion contingency provision related to turnover taxes.

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a turnover tax on revenues derived from securities and instruments, such as LELIQs/NOTALIQs or Repos) issued by the Central Bank. On December 11, 2020, the Central Bank initiated certain actions against the tax authorities of the City of Buenos Aires and the Province of Mendoza regarding the unconstitutionality of the Turnover Tax, as it directly affects the purposes and functions assigned to the Central Bank, substantially altering the execution of national monetary and financial policies. In addition, the Argentine Banking Association, the Argentine Bankers’ Association, and the majority of financial institutions operating in the City of Buenos Aires and the Province of Mendoza have filed constitutional actions against the Turnover Tax. These actions are still pending resolution by the Supreme Court of Justice of Argentina.

The Bank believes that the reasons supporting the non-taxability of these types of instruments are strong and based on expert opinions, both internal and from third-party specialists. We estimate the likelihood of a favorable ruling to our position. Consequently, the Bank has ceased paying the tax on the revenues generated by LELIQ securities in Mendoza since January 2023, and by LELIQ and Repo transactions in the City of Buenos Aires since April 2023. However, if the dispute with the tax authorities enters a judicial phase, we may have to pay the claimed amount and ask for reimbursement. For this reason, we recorded a provision of Ps. 4.0 billion, reflecting the net present value of probable outflows without considering subsequent reimbursements.

On June 30, 2023, Law No. 6655 was published, which establishes the reduction of the Turnover Tax rate to 0% or 2.85% for BCRA’s repo transactions and securities, subject to regulation and contingent on the effective transfer of revenue-sharing funds or agreements reached with the Argentine Government.

Other Comprehensive Income, net of tax

Other comprehensive income, net of tax totaled a net gain of Ps.3.3 billion in 2023 compared to a net loss of Ps.3.6 billion in 2022. Other Comprehensive Income in the quarter reflects mark to market valuation of government securities held by the Company recorded at Fair value through other comprehensive income, partially offset by Other Comprehensive loss from the valuation of real estate assets at market value.

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

In June 2021, a tax law was enacted establishing a new income tax rate structure with three segments in relation to the level of accumulated taxable net income which are adjusted annually considering the CPI. The new income tax rate structure is: (i) 25% for accumulated taxable income of up to Ps.7.6 million; (ii) 30% for taxable income greater than Ps.7.6 million up to Ps.76 million; and (iii) 35% for taxable income greater than Ps.76 million. This modification is applicable for fiscal years beginning on January 1, 2021.

In 2023, Grupo Supervielle recorded an income tax loss of Ps.34.7 billion compared to an income tax gain of Ps.11.2 billion in 2022. The taxable income of each company is calculated on a stand-alone basis excluding the impact of the equity method results on their respective subsidiaries. In addition, permanent differences between inflation adjustment for tax purposes and according to IAS 29 may arise, which may increase or decrease the effective tax rate.

Results by Segments

Our results by segments for the years ended December 31, 2023 and 2022 are shown in Note 3 to our audited consolidated financial statements.

Personal and Business Banking

Attributable income in 2023 recorded a Ps.30.7 billion loss, compared to a Ps.42.2 billion loss in 2022. The main factors explaining the this decrease were: (i) a Ps.51.5 billion or 46.9% increase in net financial income mainly due to higher distribution of income from treasury funds, partially offset by weak credit demand and the increase in interest expenses mainly due to minimum interest rates on time deposits as ruled by the Central Bank; and (ii) a Ps. 4.2 billion or 13.9% decrease in loan loss provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. Delinquency requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than one year. The performance reflects the shift in loans to middle-market corporates and payroll customers along with significantly lower exposure to consumer loans, better retail customer behavior and the sale of delinquent retail loans, mainly in the open market and to former consumer finance customers.

These were partially offset by: (i) a Ps. 11.5 billion or 5.7% increase in personnel expenses and administrative expenses; (ii) a Ps.1.9 billion or 4.6% decrease in net service fee income as fees repricing did not anticipate the increase of 211.4% in inflation in Argentina in 2023; (iii) a Ps. 11.7 billion decrease in the gain recorded in the segment from exposure to inflation; (iv) a Ps. 9.9 billion or 44.4% increase in Other net operating losses; and (v) a tax gain of Ps.14.0 billion in 2023 compared to a tax gain of Ps.23.2 billion in 2022.

In 2023, the Personal & Business Banking segment loans (including receivables from financial leases) reached Ps.259.4 billion as of December 31, 2023, decreasing 42.4% from 2022. The Personal & Business loan portfolio was negatively impacted by weak credit demand in a context of high inflation and nominal rates, and to some extent by the sale of non-performing loans carried out in 2023.

In 2023, the Personal & Business Banking segment’s deposits amounted to Ps. 580.1 billion, a 24.0% decrease from the Ps.763.2 billion in 2022.

Corporate Banking

Attributable income in 2023 recorded a Ps.10.3 billion gain, compared to a Ps.4.4 billion gain in 2022, mainly due to: (i) a 41.5% or Ps. 18.7 billion increase in Net Financial Income mainly due to gains from treasury funds and loan portfolio repricing while volumes continued to be impacted by weak credit demand. In 2023, interest expenses reflected the increase in market interest rates and the impact of minimum interest rates on time deposits ruled by the Central Bank; (ii) a 21.7% or Ps.1.1 billion increase in net service fee income reflecting fee repricing on bundle products to corporates in 2023; and (iii) a 63.9% or Ps.11.9 billion decrease in the loss in the purchasing power of the currency to which our net monetary assets are exposed.

These were partially offset by: (i) Other expenses net of Ps. 12.7 billion compared to a gain of Ps. 595.0 million in 2022; (ii) a 235.5% or Ps.3.6 billion increase in loan loss provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date, (iii) a 12.9% or Ps.3.3 billion increase in Personnel, Administrative expenses and Depreciations and Amortizations related to Grupo Supervielle’s strategy to capture operating efficiencies at the Bank; and (iv) an income tax charge of Ps. 5.9 billion in 2023 compared to Ps. 307.5 milion in 2022.

In 2023, the corporate banking segment’s loan and financing portfolio totaled Ps.196.6 billion compared to Ps.256.5 billion in 2022 reflecting weak credit demand. Also, in 2023 corporate deposits amounted to Ps.215.2 billion, compared to Ps.198.0 billion in 2022.

Treasury

Attributable income in 2023 recorded a Ps.60.2 billion gain, compared to a Ps.35.5 billion gain in 2022.

This performance is explained by a 46.6% or Ps.73.3 billion increase in Net Financial Income due to higher interest earned on higher holdings of securities issued by the Central Bank and repo transactions and higher yield on higher volumes of government securities.

This was partially offset by: (i) a 58.2% or Ps.35.2 billion loss increase from exposure to changes in the purchasing power to Ps.95.7 billion due to higher investment portfolio volumes and an increase of inflation in Argentina in 2023 to 211.4%, (ii) a 5.0% or Ps. 733.8 million increase in Personnel Expenses mainly due to the our strategy to capture operating efficiencies at the Bank, and (iii) an income tax charge of Ps. 33.4 billion compared to Ps. 19.6 billion in 2022.

Consumer Finance

As of December 31, 2022, IUDÚ and Tarjeta were in the process of merging into the Bank. The remaining operations of IUDÚ and Tarjeta as of such date are described in Note 21 to our consolidated financial statements.

Insurance

Attributable income totaled Ps.3.6 million in 2023 compared to Ps.2.7 billion in 2022. This was due to (i) a 151.3% or Ps. 6.8 billion increase in Net Financial income, and (ii) a 4.3% or Ps. 580 million increase in Net Service Fee income. In 2023, gross written premiums decreased 3.9% from 2022, with non-credit related policies decreasing Ps.202 million, or 2.1%. Claims paid amounted to Ps.1.3 billion decreasing 18.9% compared to 2022.

These were partially offset by: (i) a Ps.5.6 million increase in the net loss from exposure to changes in the purchasing power of the currency, (ii) a 10.9% or Ps. 701.8 million increase in personnel and administrative expenses to Ps. 7.2 billion from Ps. 6.5 billion in 2022, and (iii) an income tax charge of Ps. 2.0 billion from Ps. 1.9 billion in 2022.

Asset Management and Other Services

Attributable Income recorded a Ps.10.6 billion gainin 2023 compared to Ps.159.7 million loss in 2022. The increase in 2023 was mainly driven by:

(i) a Ps.9.8 billion increase in net service fee income to Ps.25.5 billion in 2023 from Ps. 15.7 billion in 2022 due to higher revenues from IOL invertironline and from the asset management business. In 2023, brokerage fees represented 15.4% of total fee income compared to 5.9% in 2022, demonstrating IOL’s ability to acquire and retain customers. Monthly active users at IOL increased by five times to 271,000, new accounts increased by over eight times, and transactions increasedby five times, compared to 2022;

(ii) an Ps.8.0 billion increase in Net Financial Income to Ps. 12.2 billion in 2023 compared to Ps. 4.4 billion in 2022, mainly due to higher yields on government securities; and

(iii) a 9.8% or Ps. 1.5 billion decrease in Expenses due to strict cost control implemented by Grupo Supervielle.

These were partially offset by a Ps. 8.0 billion charge in the result from exposure to inflation in 2023 compared to Ps. 3.9 billion in 2022, and Ps. 6.5 billion income tax charge compared to Ps. 980.5 million in 2022.

Adjustments

Results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable income of Ps.2.4 million loss in 2023 compared to a Ps.1.9 billion loss in 2022.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2023		2022
	Amount	%	Amount	%

	(in thousands of Pesos, except percentages)
Cash and due from banks	229,098,272	11.1%	150,719,643	7.0%
Debt Securities at fair value through profit or loss	46,415,822	2.3%	69,707,595	3.2%
Loans and financing portfolio	482,455,084	23.4%	728,474,749	33.6%
Other debt securities	251,180,541	12.2%	839,975,567	38.8%
Other assets(1)	1,048,858,282	51.0%	377,111,636	17.4%
Total	2,058,008,001	100.0%	2,165,989,190	100.0%
(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.2,061.7 billion total assets as of December 31, 2023, Ps.1,976 billion, equivalent to 95.9% of the total assets, corresponded to the Bank. As of December 31, 2023, our total direct exposure to the public sector amounted to Ps.1,033.2 billion which is primarily composed of our holdings of securities issued by the Central Bank and repo transactions with the Central Bank and government securities.

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

On July 20, 2022, our Board of Directors approved the establishment of the following terms and conditions for the acquisition of its own shares under a repurchase program of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations (the “First Program”): (i) maximum amount of the investment: up to Ps.2,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the capital stock of Grupo Supervielle, as established by the applicable Argentine laws and regulations; (iii) payable price: up to Ps.138.00 per Class B share and U.S.$2.20 per ADS on the New York Stock Exchange, and (iv) term for the acquisition: 250 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means. On September 13, 2022, the Board of Directors of Grupo Supervielle decided to increase the payable price related to the acquisitions under the First Program to Ps.155.00 per Class B share and U.S.$2.70 per ADS on the New York Stock Exchange. On December 27, 2022, the Board of Directors of Grupo Supervielle decided to further increase the payable price related to the acquisition of Grupo Supervielle’s Class B shares under the First Program to Ps.200.00 per Class B share. The First Program expired in March 2023 and it was not renewed. Under the First Program we acquired 11,093,572 Class B Shares and 591,384 ADSs, reaching an execution of 86.3% of the First Program and repurchasing 3.076% of the outstanding capital stock. Our annual ordinary and extraordinary shareholders’ meeting held on April 19, 2024 resolved to delegate to our board of directors the authority to sell or dispose in the future the treasury shares that the Group repurchased under the First Program in compliance with applicable regulations.

On April 19, 2024, our Board of Directors approved the establishment of the following terms and conditions for the acquisition of its own shares under a repurchase program of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations (the “Second Program” and, together with the First Program, the “Programs”): (i) maximum amount of the investment: up to Ps.4 billion; (ii) maximum number of shares to be acquired: up to 10% of the capital stock of Grupo Supervielle, as established by the applicable Argentine laws and regulations; (iii) payable price: up to Ps.1,600 per Class B share and U.S.$8.00 per ADS on the New York Stock Exchange, and (iv) term for the acquisition: 120 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means. As of the date of this annual report, under the Second Program we acquired 550,000 Class B Shares.

As of the date of this annual report, we hold 14,600,492 Class B shares (including shares represented by ADSs) which correspond to all the Class B Shares and ADSs acquired under the Programs. For more information, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

As of December 31, 2023, the LCR Pro forma was 112.6% compared to 103.5% as of December 31, 2022.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2023, 2022 and 2021, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022	2021

	(in thousands of Pesos)
Net (loss) /income for the year	51,657,809	(15,671,914)	(10,532,748)
Adjustments to obtain flows from operating activities:
Income tax	34,734,935	(11,164,078)	1,697,922
Depreciation and Impairment of Property, plant and equipment	31,931,273	31,447,803	25,629,749
Loan loss provisions	33,640,071	44,129,627	54,168,977
Other adjustments
Exchange rate difference on gold and foreign currency	(5,800,908)	(8,541,784)	(6,019,802)
Interest from loans and other financings	(1,157,697,255)	(784,354,347)	(627,418,680)
Interest from deposits and financing received	825,494,087	515,399,394	366,990,536
Net income from financial instruments at fair value through profit or loss	(138,081,046)	(56,821,678)	(53,923,603)
Fair value measurement of investment properties	7,012,278	2,503,275	2,675,231
Results from exposure to changes in the purchasing power of money	108,923,511	55,271,939	47,361,901
Interest on liabilities for financial leases	33,690	1,555,148	1,630,621
Allowances reversed	(5,502,611)	(10,127,903)	(10,395,360)
Fair value measurement of investment properties	(16,857,100)	(1,531,618)	(1,541,901)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	188,466,001	59,790,591	72,763,588
Derivatives	(2,874,712)	425,411	(27,824)
Repo transactions	(688,501,884)	192,719,662	(55,242,994)
Loans and other financing
To the non-financial public sector	(1,205,330)	(726,857)	77,519
To the other financial entities	(1,999,421)	(1,541,063)	(355,621)
To the non-financial sector and foreign residents	1,378,784,211	965,844,886	605,826,836
Other debt securities	588,795,026	(361,184,054)	(104,672,168)
Financial assets in guarantee	(1,326,077)	6,746,784	(6,893,080)
Investments in equity instruments	—	—	—
Other assets	(93,625,284)	48,110,871	(49,652,616)
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	14,042,239	17,098,039	(2,828,948)
Financial sector	160,678	78,686	(288,535)
Private non-financial sector and foreign residents	(995,778,531)	(577,355,825)	(249,749,858)
Derivatives	—	—	(18,264)
Repo operations	940,332	—	—
Liabilities at fair value with changes in results	(6,053,636)	(5,793,288)	(5,875,798)
Other liabilities	15,216,610	(98,506,299)	67,909,146
Income Tax paid	(6,579,003)	(2,637,426)	(9,829,034)

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022	2021

	(in thousands of Pesos)
NET CASH PROVIDED BY OPERATING ACTIVITIES (A)	157,949,953	5,163,982	51,465,192
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(24,751,267)	(26,038,772)	(30,469,603)
Purchase of liabilities and equity instruments issued by other entities	1,199,025	38,113	(538,013)
Purchase of investments in subsidiaries	—	—	—
Collections:
Disposals related to PPE, intangible assets and other assets	4,662,862	2,475,354	2,529,757
NET CASH USED IN INVESTING ACTIVITIES (B)	(18,889,380)	(23,525,305)	(28,477,859)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Operating Leases	(5,004,160)	(7,927,034)	(14,721,681)
Unsubordinated negotiable obligations	(1,782,823)	(4,677,087)	(45,936,548)
Financing received from Argentine Financial Institutions	(152,329,300)	(543,661,474)	(211,897,764)
Subordinated negotiable obligations	—	—	(10,442,289)
Dividends	—	(1,531,690)	(3,122,242)
Acquisition of treasury shares	(858,804)	(4,307,609)	—

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022	2021

	(in thousands of Pesos)
Collections:
Unsubordinated negotiable obligations	34,552	—	13,661,245
Financing received from Argentine Financial Institutions	137,801,435	522,953,299	196,241,415

NET CASH PROVIDED BY FINANCING ACTIVITIES (C)	(22,139,100)	(39,151,595)	(76,217,864)
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	216,959,159	9,707,018	67,022,844
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	83,308,526	(101,914,887)	(90,037,482)
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(250,572,106)	(54,108,987)	(103,829,795)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	169,408,365	271,323,252	361,360,734
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	252,716,891	169,408,365	271,323,252

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures in 2024.

Cash Flows from Operating Activities

In 2023, operating activities provided Ps.157.9 billion of net cash, compared to Ps.5.2 billion of net cash provided in 2022. Net decrease in Private non-financial sector and foreign residents deposits amounted to Ps.995.8 billion in 2023, compared to a net decrease of Ps.577.4 billion in 2022. Net operating activities provided Ps.502.9 billion in 2023 from debt securities, derivatives and repo transactions compared to Ps.252.9 billion used in 2022. Net operating activities provided Ps.1,379 billion from loans to the non-financial sector and foreign residents in 2023, compared to Ps.960.7 billion in 2022.

Cash Flows from Investing Activities

In 2023, we used Ps.18.9 billion of net cash in our investing activities, compared to Ps.23.5  billion of net cash used in 2022. In 2023, funds used mainly in intangible assets and others were Ps.24.8 billion compared to Ps.26.0 billion used in 2022.

Cash Flows from Financing Activities

In 2023, net cash used in financing activities was Ps.22.1 billion, compared to Ps.39.2 billion in 2022.

In 2023, net funds used to make payments of unsubordinated negotiable obligations was Ps.1.8 billion, compared to Ps.4.7 billion used in 2022. Net payments to Argentine financial institutions was Ps.14.5 billion in 2023, compared to Ps.20.7 billion net payments in 2022. In 2023 and 2022, net cash used in dividends payments was Ps.0 million and Ps.1.5 billion, respectively.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022

	(in thousands of Pesos, except percentages)
From the non-financial public sector	100,747,830	86,705,591
% of deposits	6.5%	5.1%
From the financial sector	476,539	315,861
% of deposits	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	138,589,508	157,491,710
% of deposits	8.9%	9.2%
Savings accounts	241,809,018	287,593,196
% of deposits	15.6%	16.9%
Special checking accounts	731,973,085	556,908,441
% of deposits	47.3%	32.7%
Time deposits	177,192,264	469,431,207
% of deposits	11.4%	27.5%
Investment accounts	122,036,731	100,826,533
% of deposits	7.9%	5.9%
Others	15,838,471	19,700,970
% of deposits	1.0%	1.2%
Interest and differences in exchange rates payable	20,264,610	26,036,074
% of deposits	1.3%	1.5%
Total	1,548,928,056	1,705,009,583

Non- or low-cost demand total deposits (including private and public-sector deposits) accounted for 27.1% of the Company’s total deposit base (16.3% of savings accounts and 10.8% of checking accounts) as of December 31, 2023, compared to 29.1% as of December 31, 2022. The current inflationary environment is driving customers to increasingly invest their transactional funds in the Company’s money market funds to protect the value of their income, which is reflected in the growing number of customers using the “Inversion Rápida” feature which was launched in the Supervielle App in April 2023.

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

As of December 31, 2023 and 2022, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations were as follows (with figures expressed in thousands of Pesos):

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2023	12/31/2022
Banco Supervielle Class E	02/14/2018	02/14/2023	Badlar + Spread 4.05%	—	1,748,271
Total				—	1,748,271

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

As of December 31, 2023 and 2022, Grupo Supervielle had no outstanding issuances under this program.

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2023	2022	2021

	(in thousands of Pesos, except percentages)
Shareholders’ equity at the end of the period attributable to owners of the parent company	341,377,494	287,316,144	312,457,100
Average shareholders’ equity(1)	306,871,669	301,542,483	322,852,118
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	16.6%	13.3%	13.2%
Average shareholders’ equity as a percentage of average total assets	15.0%	13.6%	13.3%
Total liabilities as a multiple of total shareholders’ equity	5.0	6.5	6.6
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	13.8%	10.4%	10.6%

(1)	Calculated on a daily basis.
(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and IUDÚ’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31, (1)
	2023	2022	2021

	(in thousands of Pesos, except percentages)
Total Capital
Tier 1 Capital
Paid in share capital common stock	834,348	829,564	829,564
Share premiums	7,308,673	6,898,635	6,898,635
Disclosed reserves and retained earnings	(48,461)	(5,814,988)	(311,314)
Non-controlling interests	—	37,012	76,340
IFRS Adjustments	4,017,860	675,178	967,879
Capital Adjustments	215,050,628	74,084,669	34,271,663
Expected Credit Losses	9,877,284	5,649,997	1,362,584
100% of results	14,559,131	(4,740,190)	(267,662)
50% of positive results	12,820,861	—	(809,041)
Sub-Total: Gross Tier I Capital	264,420,324	77,619,877	43,018,648
Tier 2 Capital
General provisions/general loan-loss reserves 50%	—	2,598,971	1,552,919
Non‑controlling interests	—	1,199	—
Sub-Total: Tier 2 Capital	—	2,600,170	1,552,919
Deduct:
All Intangibles	34,555,750	10,223,542	5,156,121
Pending items	73,082	47,999	38,452
Other deductions	20,954,410	14,791,999	6,963,809
Total Deductions	55,583,242	25,063,540	12,158,382
Total Capital	208,837,082	55,156,507	32,413,185
Credit Risk weighted assets(1)	756,569,592	303,351,644	181,817,882
Risk weighted assets(2)	1,058,040,330	428,238,463	255,610,319
Tier 1 Capital / Risk weighted assets	19.7%	12.3%	12.1%
Regulatory Capital / Credit risk weighted assets	27.6%	18.2%	17.8%
Regulatory Capital / Risk weighted assets	19.7%	12.9%	12.7%

(1)	Nominal value without inflation adjustment.
(2)	Risk weighted assets is calculated by multiplying the operational risk and market risk by 12.5 and adding the credit risk weighted assets.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets. We expect that capital expenditures in 2024 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

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

Material Trends Related to Argentina

According to the latest IMF estimates, the world economy is expected to grow 3.1% in 2024. Inflation is decreasing at a faster pace than expected in most countries. This led the IMF to increase its growth projections for the world economy for 2024. However, geopolitical conflicts might lead to an increase in commodity prices, to supply chain issues and to the discontinuation of the current disinflation trends, which could result in the tightening of monetary policies. In addition, the Israel-Hamas conflict could escalate at regional level and give rise to military tensions between China and Taiwan.

With respect to Argentina, according to economic consulting firms which participated in the the Central Bank’s “Relevamiento de Expectativas de Mercado” report, as of March 2024, a 3.5% decrease is expected in the country’s economy, with more stability during the rest of the year. In addition, the inflation rate is expected to increase 189% in 2024 and in some months of 2024 the inflation rate could be above that level.

According to IMF estimates, the economies of the main trading partners of Argentina are expected to grow. However, high interest rates, the slowdown in international trade and the drop in commodity prices could have a negative impact on the Argentine economy in 2024.

The Argentine economy is expected to undergo a challenging year due to the new measures that are expected to be implemented by the new administration. With the aim to accumulate reserves and eliminate the financial deficit, the first measures of the new administration intended to put back in track the relative economy prices, correct the exchange rate and subsidies to public utilities rates, and increase tax income. The Ministry of Economy expects good results following the increase in revenues and the reduction of expenses.

We cannot predict whether future global and Argentine economic performance will differ materially from the IMF, the Central Bank, the INDEC and the REM forecasts, due to the uncertainties of the global and Argentine economic environments, including high inflation, low levels of reserves and the concentration of maturities of short-term public debt denominated in Pesos.

Material Trends Related to the Argentine Financial System

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. The industry in which we operate has been affected by the economic conditions in Argentina over the last several years. In 2023, Argentina’s GDP decreased by 1.6% impacted by the drought with the agricultural exports decreasing 20.6%. In 2022,  Argentina’s GDP increased by 5.0% mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy. Inflation in Argentina increased to 94.8% in 2022 and 211.4% in 2023. During 2022 and 2023, Argentina continued to face considerable macroeconomic and regulatory challenges such as minimum rates for time deposits, caps on interest rates on certain loans, mandatory loans, limits on LELIQ holdings, and foreign exchange market restrictions. As a result, as of December 31, 2023, the financial system in Argentina had low credit demand with loans to GDP and deposits to GDP at historical low rates of 6.7% and 18.3%, respectively. In December 2023, President Milei took office and the new administration remains committed to achieving fiscal surplus and introducing significant structural reforms that we expect to result in a macroeconomic and financial stabilization beyond 2024. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.”

During 2023, total deposits from the private sector financial system increased by 171.4% in nominal terms, reflecting high liquidity levels reaching a penetration of deposits to GDP of 18.3%, but as a result of the low credit demand, banks have been investing the increasing excess liquidity in securities issued by the Central Bank and government securities.

Notwithstanding the challenging macroeconomic environment, the Argentine financial system is solid, with healthy asset quality levels at a 3.5% NPL while NPL of the private banking remained at the lowest level of 1.5%, and with high levels of liquidity and solvency.

Nevertheless, since 2020, a relevant portion of assets and liabilities of the banking industry became subject to increased regulation both in volumes and interest rates, thus impacting the financial margin of the banks.

As a result of the measures implemented by the new administration, Argentina’s macroeconomic situation is expected to stabilize and that monthly inflation will decrease during 2024 with respect to 2023 after the sharp increase in the beginning of 2024. As a result of this, together with the current high level of liquidity, the financial system will lead to greater demand for loans, contributing to sustain economic recovery and increase the levels of credit penetration to GDP, which is currently below the levels which were reached during the 1999-2002 economic recession in Argentina.

In March 2024, the new administration lifted the regulation which imposed minimum interest rates on time deposits and established new credit lines for SMEs with interest rates to be freely agreed upon by the contracting parties. We expect the new administration to continue to lift certain rules that had an impact on financial intermediation in previous years.

Material Trends Related to Our Business

As part of our transformation process, we strengthened our digital product culture and evolved our client-centric and product-focused operational model which enabled us to address our customers’ needs more efficiently. We continue to enhance our service model, improving digital, virtual, and automatic channels and transforming our branch network to offer higher-value transactions to our customers. This has led to improvements in our NPS and made our Virtual Hub a highly efficient transactional channel. As part of our tranformation process, we consolidated 28 branches during 2023, resulting in 137 branches as of December 31, 2023 compared to 183 branches as of December 2020 when we started with this transformation process. Moreover we reduced our staff by 4% and increased the number of customers per branch by 17%. This performance, together with our higher revenues in 2023, contributed to reach an efficiency ratio of 55% in 2023 compared to 89% in 2022.

With respect to our retail business, we continued to improve our competitive NPS while driving sustained digital adoption, higher customer engagement, and cross-selling. The share of retail digital customers over total customers  increased by 10% compared to 2022, reaching 62%. 64% of personal loans originated digitally, compared to 34% in 2022, while digital sales of insurance products offered through digital and non-digital channels reached  26%. In relation to the adoption of our digital wallet, between January 2023 and December 2023, the number of wires increased from 3 million to 7 million, QR code payments increased from 25,000 to 250,000, and bill payments increased by 84%. In addition, in 2023, retail customer using our money market funds through the app increased 9 times compared to 2022.

With respect to our corporate segment, in 2023 we continued to execute our strategic priorities, we attracted new customers, captured higher share of wallet of our corporate customers and improved NPS in all segments. This allowed us to increase our share of corporate customers to 5.45% compared to 5.35% in 2022. In 2023, we offered digital working capital financing products and, as a result, digital transactions by SMEs accounting for 93% of factoring, 72% of commercial unsecured loans, and 52% of overdrafts. This allowed us to continue to increase our market share in foreign trade transactions and sight deposit balances.

Our online brokerage platform, IOL, became the leading online retail broker in Argentina and delivering significant fee growth underscoring our ability to attract and retain customers. In 2023, monthly active users increased five times to 271,000, new accounts increased three times and assets under management increased seven times compared 2022.

While the new elected president Javier Milei remains committed to achieving a fiscal balance and moving Argentina into an open market economy with a sustainable economic model, the new government faces several near-term challenges, including obtaining support to advance the structural reforms and deregulation agenda and maintaining social support in a recessionary backdrop with high inflation. We are well-positioned to meet these challenges with our capital protection measures against inflation and a loan book with exposure to highly attractive export-oriented sectors, including oil and gas, mining, and agrobusiness. We have established a solid and agile foundation, and we are confident in our ability to drive robust expansion once the Argentine economy stabilizes and resumes growth. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.”

In 2024, we expect to continue to balance risk and profitability by managing credit cycles and excess liquidity through asset and liability management. We may face pressure from high level of inflation and negative interest rates in real terms. In terms of expenses, we expect to continue to exercise strict control on recurring costs and to increase expeses in line with inflation as certain costs that adjust with lagging inflation would be offset by efficiencies from reduction of personnel and branch optimization. In 2024, we expect to focus on profitability and on gaining market share.

In terms of our asset quality, we expect our NPL ratio to remain at low levels, but above the historical low levels reported in December 2023. Cost of risk is expected to remain at the same or higher levels of 2023 and Peso loan book is expected to grow slightly above inflation, with credit demand recovering gradually in the second half of 2024 as inflation decreases and regulations impacting financial system performance are lifted. We also expect capital and liquidity to remain at adequate levels underscoring long-term sustainability.

We expect to continue to execute our transformation strategy with the goal of driving sustainable growth as demand resumes while enhancing our current competitiveness, remaining flexible under this challenging scenario.

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

Fair value of financial instruments which do not have an active market

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; which include significant assumptions related to implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

Allowances for loan losses

The  Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration Grupo Supervielle’s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, monetary policy rate, private sector real loans and private sector real wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

Note 1.11 to our consolidated financial statements provides more detail of how the expected credit loss allowance is calculated.

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

Grupo Supervielle  has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. Grupo Supervielle has requested valuations by external independent valuers  for its land and buildings category as of December 31, 2023, recording and impairment on some of them (see Note 12.1 to our consolidated financial statements). For the rest of the categories of property, plant and equipment as well as for  intangibles other than goodwill, no indicators have been identified and no impairment has been recognised for any of the periods presented in the consolidated financial statements. During the year, the Group has recorded an impairment on the goodwill of Micro Lending as explained in Note 14.1 to our consolidated financial statements.

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

Item 6.Directors, Senior Management and Employees

Board of Directors

According to our bylaws, our Board of Directors may be composed of a minimum of three and a maximum of nine directors, and shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, our Board of Directors is composed of seven directors and two alternate directors. There are no alternate directors.

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

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 19, 2024, in accordance with Section 9 of our bylaws.

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

The following table sets forth the composition of our Board of Directors since April 19, 2024:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(2)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008	December 31, 2024	December 13, 1956
Emérico Alejandro Stengel	First Vice-Chairman of the Board	July 13, 2010	December 31, 2025	December 17, 1962
Atilio Dell’Oro Maini	Second Vice-Chairman and Corporate Secretary	September 28, 2011	December 31, 2024	February 13, 1956
Eduardo Pablo Braun	Director	April 26, 2019	December 31, 2024	June 25, 1963
José María Orlando	Director	August 12, 2020	December 31, 2025	September 25, 1964
Laurence Nicole Mengin de Loyer	Director	April 28, 2020	December 31, 2025	May 5, 1968
Hugo Enrique Santiago Basso	Director	April 26, 2019	December 31, 2024	December 3, 1979
Matias Jules Bernard Supervielle	Alternate Director	April 19, 2024	December 31, 2025	September 30, 1996
Jacques Patrick Supervielle	Alternate Director	April 19, 2024	December 31, 2025	November 20, 1987

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

There are no family relationships between the abovementioned current members of our Board of Directors, except for Julio Patricio Supervielle and Hugo Enrique Santiago Basso (uncle and nephew, respectively) and for Julio Patricio Supervielle and Matias Jules Bernard Supervielle and Jacques Patrick Supervielle (father and sons respectively).

The following are academic and professional backgrounds of the members of the board.

Julio Patricio Supervielle is Chairman of the Board of Grupo Supervielle and CEO of Grupo Supervielle. He also serves as Chairman of Banco Supervielle S.A., Sofital, Portal Integral de Inversiones S.A.U., Invertironline.S.AU., Espacio Cordial de Servicios, Bolsillo Digital and Supervielle Agente de Negociación, IOL Holding and IOL Agente de Valores S.A., subsidiaries of Grupo Supervielle. With over 36 years of financial industry experience, he joined the family business Exprinter-Banex in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has been leading Grupo Supervielle since early 2000. During this time, Grupo Supervielle achieved significant growth in terms of net worth, assets and deposits, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) on the New York Stock Exchange and the Buenos Aires Stock Exchange. Mr. Supervielle has a degree in Business Administration from Universidad Católica Argentina, holds a master’s degree from The Wharton School of the University of Pennsylvania and attended the Global CEO Program organized by Wharton, IESE and CEIBS. As Chairman and CEO, Mr. Supervielle brings to the Board his expertise and proven leadership in the financial industry as well as valuable insight into our strategy formulation, culture crafting, risk management and compensation, providing an essential link between management and the Board. He also provides the Board with important perspectives on innovation, management development and industry challenges and opportunities.

E. Alejandro Stengel is the CEO of Banco Supervielle S.A., First Vice-Chairman of Grupo Supervielle and serves on the boards of Supervielle Seguros, Supervielle Agente de Negociación, Bolsillo Digital, Invertironline S.A.U. and IOL Holding, subsidiaries of Grupo Supervielle. On April 11, 2024, we announced that Mr. Stengel will step down from his role of CEO of Banco Supervielle S.A. by the end of 2024. See “—Banco Supervielle S.A.’s Senior Management—Succession of the CEO of Banco Supervielle S.A.” Prior to his current position Mr. Stengel was Banco Supervielle S.A.’s COO, with operational responsibilities for Personal & Business Banking, Corporate Banking, Operations, IT and Planning. He focused on streamlining the organizational structure, launching the Bank’s Customer Centric strategy and implementing the Agile and Digital Transformation Program. As board member of Grupo Supervielle he had a central role in the formation and development of Supervielle Seguros (Insurance) and Espacio Cordial (Non-Financial Services). Before joining Grupo Supervielle, Mr. Stengel was the CEO of Los Grobo Agropecuaria, a leading Mercosur agribusiness company that won the National Quality Award under his tenure. As a Partner of Booz Allen Hamilton, a global management consulting firm, he worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He led strategic integration and operations enhancement projects in Financial Services. Mr. Stengel began his career in Corporate Banking at Citibank and Banco Santander. He earned an Industrial Engineering degree from the Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. Mr. Stengel brings to our Board of Directors strong senior management experience and expertise in Strategy and Organizational Transformation, developed in regional and International business settings. His participation in Boards and successful capital raising efforts including an initial public offering add Corporate Governance and Investor Relations to his contributions.

Atilio Dell´Oro Maini serves as Second Vice-Chairman of Grupo Supervielle, First Vice Chairman of Banco Supervielle S.A., Chairman of Micro Lending, Vice Chairman of Supervielle Seguros, Vice Chairman of Supervielle Productores Asesores de Seguros,Vice Chairman of Sofital, Vice Chairman of Espacio Cordial de Servicios, Vice Chairman of Portal Integral de Inversiones S.A.U., Vice Chairman of Invertironline S.A.U., Vice Chairman of Bolsillo Digital, Vice Chairman of Supervielle Agente de Negociación and Director of IOL Holding, subsidiaries of Grupo Supervielle. In 2003, he joined the law firm Cabanellas-Etchebarne-Kelly as a Senior Partner of the Banking and Capital Markets divisions. In 1997, he worked at the London-based global law firm Linklaters & Paines. He worked in New York City as a Foreign Associate at the law firm White & Case in 1987 and Simpson Thatcher & Bartlett from 1988-1989. Previously, he joined the law firm Cárdenas, Cassagne & Asociados and was made Partner in 1990. He has extensive experience advising banks and other financial entities, corporations and governments with respect to all types of international and domestic banking and financial transactions. Atilio is a lawyer, with degrees in Political Science and Agricultural Production. He also completed the Program of Instruction for Lawyers at Harvard Law School. He is a Professor at the Master’s in Business Law program at Universidad de San Andrés, as well as a member of the Bar Association of the city of Buenos Aires. Mr. Dell’Oro Maini brings to the Board more than 31 years of experience in the legal and financial sectors with extensive expertise in mergers and acquisitions, international capital market transactions and strategic financial issues. Mr. Dell’Oro Maini offers the company valuable perspective and guidance in corporate governance, regulatory framework and Board effectiveness. He also has significant knowledge and direct involvement in issues related to CSR/ESG initiatives.

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

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last nine years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates and E&J Gallo, he joined Jackson Family Wines, currently overseeing thier Costing and Inventory for a portfolio of twenty luxury wineries. He is Director of Grupo Supervielle S.A., and Espacio Cordial.

Matías Jules Bernard Supervielle studied Mechanical Engineering at Princeton University. From 2019 to 2020 he served as Associate Consultant at Bain & Co. From 2020 to 2022 he was Regional Strategy Manager of Kavak Startup dedicated to the purchase, sale and reconditioning of pre-owned cars. Since 2022 he has been CEO & CO-Founder of Volanti, a management and sales company for cars repair shop and is currently Director of Invertironline S.A.U.

Jacques Patrick Supervielle holds a degree in Business Administration from the Argentine Catholic University. He has experience in the financial area and is a Qualified Investment Advisor before the CNV at InvertirOnline S.A.U. He worked in project management, development of financial product applications and application of agile methodologies for IUDU. He participated in the development of smart contracts in Blockchain. He is Director at Supervielle Asset Management S.A. and President of the Association of Argentine Banks (ADEBA Joven).

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

In March 2022, IOL Holding, IOL Agente de Valores S.A.U. and Invertironline S.A.U. approved a long-term incentive program for their senior management and employees who are responsible for the success in the management and operation of their respective businesses. This program offers incentives based on the increase in the companies’ equity value.

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

Our Chief Risk Officer (“CRO”), Javier Conigliaro, the Head of Internal Audit, Sergio Gustavo Vázquez, our Chief of Legal Affairs, Celeste Ibañez, our Chief Information Security Officer (“CISO”), Sergio Landro, our Compliance & AML Officer, Moira Almar, and our Sustainability Officer, Verónica de los Heros, all report to our Board of Directors.

Chief Executive Officer

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956

Senior Management that report to the CEO

Name	Office	Profession	Date of Birth
Emérico Alejandro Stengel	CEO of the Bank	Industrial Engineer	December 17, 1962
Mariano Biglia	Chief Financial Officer	Public Accountant	December 16, 1978
Casandra Giuliano	Chief of Human Resources	Human Resources	December 16, 1971
Sergio Mazzitello	Chief Technology Officer	Information Systems	February 21, 1965

Senior Management that report to the Board of Directors

Name	Office	Profession	Date of Birth
Javier Conigliaro	Chief Risk Officer	Economist	November 16, 1964
Sergio Gustavo Vázquez	Head of Internal Audit	Business Administration and Public Accountant	May 1, 1974
Celeste Ibañez	Chief of Legal Affairs	Lawyer	August 11, 1977
Sergio Landro	Chief Information Security Officer	Information Systems	June, 4, 1967
Moira Almar	Compliance & AML Officer	Lawyer	December 6, 1968
Verónica de los Heros	Sustainability Officer	Hospitality management	May 7, 1970

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

The CFO directs and oversees the controlling, accounting, tax divisions and central services. The controlling division is responsible for continuous evaluations of short-term and long-term strategic financial objectives, capital planning, preparing financial trends analyses and analyses of forecasts, budgets and costs. The accounting division monitors compliance with generally accepted accounting principles and applicable federal, state and local regulations and laws, and rules for financial reporting. The tax division is responsible for tax planning, compliance with federal and state tax regulations and acts as advisor to business segments in the development of new products for tax matters.

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

The Chief of Legal Affairs is in charge of ensuring that each of our businesses complies with internal policies and procedures within the legal framework established by regulatory authorities and with the applicable contractual requirements. In addition, the Chief of Legal Affairs provides legal advice to Grupo Supervielle and each of its subsidiaries regarding business development, the prevention of legal risk and conflict resolution.

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

The Compliance & AML Officer is responsible for developing, implementing and overseeing the Ethics and Compliance program. This program includes promoting an ethical corporate culture, monitoring the adherence to the Code of Ethics and verifying the effective enforcement of the anticorruption policy. The Compliance Officer conducts a regular risk analysis in order to adapt the Ethics and Compliance Program after monitoring and evaluating its effectiveness.

The Sustainability Officer promotes a sustainable culture that contributes to value creation for the different stakeholders with which Grupo Supervielle develops its activities and to position the company as a benchmark for best practices.

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

Sergio Mazzitello is Chief Technology Officer of Grupo Supervielle.  He joined Supervielle in December 2019. Previously he served since 2014 as Chief Information Officer in Naranja, from Grupo Galicia. He also held several executive level positions leading cross-functional international teams, in the areas of Business, Operations, and IT. He holds a degree in Information Systems from the University of Buenos Aires, a master’s in business administration from IDEA and more than 28 years’ experience in the payments industry and in financial services.

Casandra Giuliano has been appointed Chief Human Resources Officer of Grupo Supervielle and Banco Supervielle S.A. as of September 2022. She has over 20 years of experience designing talent management strategies, development, and organizational transformation processes with an innovative and holistic vision. Prior to that, she held the positions of Culture and Talent Manager at Banco Galicia and Cultural Transformation Manager for 2 years at the same company, implementing agile methodologies, creating new operating models, and leading the transformation process of traditional operations towards Data Driven models. She previously served as HR Advisory Manager at Banco Galicia, HR, Quality and Organization Manager at Galicia Seguros and HR Manager at BGH. She obtained a Degree in Labor Relations from Universidad de Buenos Aires (UBA) and has specialized in the field of Human Resources at financial institutions. She obtained a Postgraduate Degree in Human Resources Strategic Management at the Instituto para el Desarrollo Empresarial de la Argentina (IDEA), in addition to a Management Development Program at the Instituto de Altos Estudios Empresariales (IAE).

Javier Conigliaro has been Chief Risk Officer of Grupo Supervielle since July 2016. He served as Chief Risk Officer of Banco Supervielle S.A. from 2012 through 2016. He held previous several positions at Banco Supervielle S.A., Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina. With overall 34 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School. He reports to our Board of Directors.

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

Celeste Ibañez  was appointed Chief Legal Officer of Grupo Supervielle in March 2024. Until then,  she served as Head of Santander Argentina’s Internal Governance department, Intellectual Property and Market Relations Manager and Head of Responsible Banking/ESG. Furthermore, she was a member of the board of directors of Gire S.A. (Rapipago) and of the Santander Foundation. Previously, she was a senior lawyer position in the legal teams of Corporate & Investment Banking, Strategy Projects, and IT Development. Among her areas of expertise are legal, regulatory, corporate governance, banking and finance, risk management and responsible banking. As Responsible for Internal Governance, she gained experience in supporting the boards of directors of Santander Argentina and the subsidiaries of the Santander Group in Argentina. She is member of Women Corporate Directors Argentina. Mrs. Ibañez graduated from Universidad de Buenos Aires and obtained a master’s degree in finance at Universidad del CEMA. In addition, she obtained a Certificate Study in New Digital Businesses from Universidad de San Andrés and attended a Green Bonds and Sustainable Finance Program at Universidad del CEMA and a Board Participation Program at IDEA Business School. She is director of Mila and Portal Integral de Inversiones.

Sergio Landro has been Chief Information Security Officer of Grupo Supervielle since October 2022. Sergio is responsible for the definition and management of the strategic information security plan for all the companies of Grupo Supervielle. Previously he held the positions of Director of Information Security for LATAM, at FirstData, a multinational company dedicated to processing means of payment and Director of Systems Audit at PricewaterhouseCoopers. With more than 33 years of experience in the field of information security, Mr. Landro holds a degree in computer science from the Universidad Argentina de la Empresa. His professional career focuses on financial and service entities through the creation and implementation of appropriate methodologies and frameworks that allow balancing business agility with information protection. He is focused on aspects such as IT risk management, innovation and contributions to the business, optimization of investments in security, and the reduction to an acceptable maximum of losses due to security incidents.

Moira Almar has been Compliance & AML Officer since October 2017. She previously served as the Head of Compliance at Banco Santander Rio from 2006 to 2017, having worked before in various compliance and commercial positions also at Santander Rio. Moira holds a Law Degree from the National University of La Plata, Masters in Banking Disciplines at the University of Siena - Italy and completed the Executive Management Development Program of the School of Business Management (EDDE / UADE). She has 26 years of industry experience and 18 in compliance. She reports directly to the Ethic, Compliance & Corporate Governance Committee of our Board of Directors.

Ana Bartesaghi is Grupo Supervielle’s Treasurer and IRO since September 2011. She also serves as Director of Supervielle Seguros and Sofital. She was previously Head of Capital Markets at Banco Supervielle S.A. from 2004 to 2011 and she held prior positions at Citibank, Banco CMF, and Société Générale. She is a Certified Public Accountant from the University of Montevideo in Uruguay, and a post graduate degree in Economics from University of CEMA in Buenos Aires. She has 31 years of industry experience.

Verónica de los Heros is Sustaintability Officer since 2022. She is responsible for designing, developing, and managing the Sustainability strategy of the Group and its subsidiaries. Previously, she worked for 10 years as Quality Chief and Quality Manager at IAE Business School, Universidad Austral, where she coordinated the establishment and control of quality standards for executive programs and masters, among other activities. She has completed several executive training programs, including the Development Program for Directors (“Programa de Desarrollo Directivo”) at IAE Business School, the Executive Program of Management of Quality of Service Companies (“Programa Ejecutivo de Gestión de Calidad en Empresas de Servicio”) at the Universidad Austral, and the Young Professionals Program (“Programa Jóvenes Profesionales”) at IAE Business School.

For the biographies of Mr. Julio Patricio Supervielle and Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2023.

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

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary shareholders’ meeting held on April 19, 2024. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent. All of the members of our Supervisory Committee were appointed for the term of one year, until the annual shareholders’ meeting that considers the financial statements corresponding to the fiscal year ended December 31, 2023.

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

The following are academic and professional backgrounds of the Supervisory Committee members:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Sofital S.A.U.F. e I., Espacio Cordial, Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital and Supervielle Agente de Negociación.

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

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, Espacio Cordial, Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital y Supervielle Agente de Negociación.

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

Jorge Antonio Bermúdez holds a degree in Accountancy from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Espacio Cordial, Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital and Supervielle Agente de Negociación.

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

Our annual ordinary and extraordinary shareholders’ meeting held on April 19, 2024 resolved to delegate to our board of directors the authority to implement a stock option program in the future. The beneficiaries of this program are expected to be key officers of the Company and its subsidiaries.

The aggregate compensation paid to our directors, senior management and members of our Supervisory Committee in 2023 was approximately Ps.2,889.9 million, Ps.2,415.4 million and Ps.2.3 million, respectively.

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

Among its duties, the anti-money laundering and anti-terrorist finance committee must:

•	oversee compliance with current applicable anti-money laundering rules and ensure that Grupo Supervielle and its subsidiaries are in compliance with best practices related to anti-money laundering;
•	take knowledge of the amendments to the applicable regulations and provide for the timely revision of the internal policies and procedures manuals accordingly;
•	maintain an understanding of the best market anti-money laundering practices and oversee its implementation at Grupo Supervielle’s and its subsidiaries’ level;
•	oversee compliance with disclosure of information to the competent authorities; and
•	carry out all those functions established by the rules of the Financial Intelligence Unit and other applicable provisions on the matter.

The following table sets forth the members of the anti-money laundering and anti-terrorist finance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee, Responsible Officer before UIF
Emérico Alejandro Stengel	Director
Hugo Santiago Enrique Basso	Director
Moira Almar	Compliance & AML Officer, Secretary of the Committee

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

•revises from time to time the terms of the Code of Ethics and of the Code of Corporate Governance; and

•carries out any other acts within its competence, as may be requested by the Board of Directors.

The following table sets forth the members of the ethics, compliance and corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Mengin de Loyer	Director
Moira Almar	Compliance & AML Officer, Secretary of the Committee
Celeste Ibañez	Chief of Legal Affairs
Javier Conigliaro	Chief Risk Officer (CRO)
Sergio Vázquez	Head of Internal Audit
Agustina del Pilar González	Head of Corporate Affairs

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

•	propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Laurence Nicole Mengin de Loyer	Director
Mariano Biglia	Chief Financial Officer (CFO)
Javier Conigliaro	Chief Risk Officer (CRO)
Celeste Ibañez	Chief of Legal Affairs
Ana Inés Bartesaghi Bender	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee
Matías González Carrara	Head of Accountancy of Grupo Supervielle

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

The following table sets forth the members of the committee for the analysis of operations with related parties.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Julio Patricio Supervielle	Chairman of the Board and CEO
Javier Conigliaro	Chief Risk Officer (CRO)
Celeste Ibañez	Chief of Legal Affairs
Moira Almar	Compliance & AML Officer
Hernán Oliver	Head of Treasury and Global Markets at Banco Supervielle
Other upon invitation	CEO of any subsidiary which operation is under committee’s analysis

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

Banco Supervielle S.A.’s Board of Directors

Our main subsidiary, the Bank, is managed by its own Board of Directors, which is currently comprised of four members. As of the date of this annual report, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than nine directors, and appoint an equal or lesser number of alternate directors. Any director so appointed will serve for two years. The elections of the Bank’s Board of Directors are staggered. As of the date of this annual report, one half of the members of the Bank’s Board of Directors are elected each year. While directors generally serve two-year terms, in the event of an increase or decrease in the number of directors serving on the Bank’s board, the shareholders’ are authorized to appoint directors for a period of less than two years. Directors may be reelected and will remain on their duties until their replacements take their positions.

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

The following table sets forth the composition of the Bank’s Board of Directors:

Name	Title	Year of Election to the Board	Date of expiration of current term	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	December 31, 2025	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman of the Board	2011	December 31, 2025	February 13, 1956
Alejandra Naughton	Second Vice-Chairman of the Board	2020	December 31, 2025	September 22, 1962
Patricia Furlong	Director	2024	December 31, 2025	January 13, 1973

All appointed directors, except for Mrs. Patricia Furlong, were approved to be members of the Board of Directors as required by Central Bank regulations. As of the date of this annual report, the appointment of Mrs. Patricia Furlon is subject to the approval of the Central Bank. In accordance with Section 11, Chapter III, Title II of the CNV Rules, all directors, except for Mrs. Patricia Furlong, have the status of non-independent directors. Mrs. Patricia Furlong has the status of independent director pursuant to the CNV and Central Bank rules.

Set forth below are the biographical descriptions of Alejandra Naughton and Patricia Furlong. For biographical descriptions of the rest of the Bank’s directors, see “—Board of Directors.”

Alejandra Naughton was appointed Director of Banco Supervielle S.A. on July 13, 2020. Before being appointed Director, she was Chief Financial Officer of Grupo Supervielle since 2011 and Chief Financial Officer of Banco Supervielle S.A. since 2012. She holds a degree in Economics from the Universidad de Buenos Aires and a post-graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she obtained the “Expert in Finance and Management Accounting” and “Expert in Corporate Governance” degrees, at the Federal Reserve Bank of New York, where she obtained the “Expert in Management and Operations” degree, and at the IMF, where she obtained the “Expert in Safeguards Assessment” degree. From 1994 to 2007, she served on the Central Bank’s staff in several senior positions, including Deputy General Manager from 2003 to 2007 and Argentine Representative to the Governance Network at the Bank for International Settlements in Switzerland. During 2007 and 2008, she worked as a consultant at the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since our IPO in 2016 allows her to take on a stewardship role as Grupo Supervielle pursues its reporting responsibilities with the market and financial authorities. She also provides permanent support to our IR Program. Ms. Naughton currently serves as Second Vice Chairperson of Banco Supervielle S.A., Director of Supervielle Seguros, Director of Micro Lending, Director of InvertirOnline S.A.U., Director of Supervielle Productores Asesores de Seguros, Director of Bolsillo Digital, Director of Supervielle Agente de Negociación, Director of IOL Holding, Director of Portal Integral de Inversiones, Director of Espacio Cordial and Vice Chairperson of IOL Agente de Valores S.A.

Patricia Furlong was appointed Director of Banco Supervielle on April 19, 2024. In addition, she serves as President & CEO of Global Processing S.A., a technology company focused on processing digital payment methods, with regional scope in Latin America. Previously, she served as Vice President and General Manager of Global Commercial Payments at American Express Argentina S.A. being at the same time Executive Director of the Board. She was General Manager of Arvato Services S.A. (company of German origin with a focus on outsourced services) and worked as Regional BPO Director at EDS S.A. providing services to global accounts. Additionally, she has several years of experience in Management Consulting, leading projects in various industries both in Argentina and abroad. She graduated with honors in Business Administration from the University of Buenos Aires, completed an MBA at UCEMA and Management Development Programs at IAE and MIND (Digital Business) at San Andrés University. She was also certified in the Leadership Excellence Program at Harvard University. She was awarded the “Inspiring Executive” Award, Women that Build Award 2021, powered by Globant. Mrs. Furlong is also an active promoter of Gender Diversity in the professional field and a frequent speaker on topics related to the Payment Methods Ecosystem, Fintech Industry and D&I. Mrs. Furlong brings to the Board more than 20 years of experience in General Management roles, leading international companies in different industries. She has strategic vision, leading businesses with solid experience in Commercial Strategy, P&L Management, Product Strategy, Operational Efficiency and Financial Control. She also adds her extensive experience in Business Consulting, leading strategic Management and Transformation projects (digital, processes and organizational management).

Banco Supervielle S.A.’s Senior Management

The Bank’s senior management is in charge of the implementation and execution of its overall strategic objectives and reports to the CEO. The following tables set forth certain relevant information on the Bank’s current executive officers and its senior management.

Senior management that reports to the Board of Directors of the Bank

Name	Position	Date of Birth	Year of Appointment
Emérico Alejandro Stengel	CEO	December 13, 1956	2020
Mariano Biglia	CFO	December 16, 1978	2020
Javier Conigliaro	Chief Risk Officer	November 16, 1964	2012
Sergio Gustavo Vázquez	Head of Internal Audit	May 1, 1974	2019
Celeste Ibañez	Chief of Legal Affairs	August 11, 1977	2024
Moira Almar	Regulatory Compliance & AML Officer	December 6, 1968	2017
Sergio Landro	Chief Information Security Officer	June 4, 1967	2022
Verónica de los Heros	Sustainability Officer	Hospitality management	May 7, 1970

Senior management that reports to the CEO of the Bank

Name	Position	Date of Birth	Year of Appointment
Silvio Margaria	COO and Deputy CEO	November 12, 1971	2020
Sergio Mazzitello	Chief Technology Officer	February 21, 1965	2019
Hernán Oliver	Head of Treasury and Global Markets	June 2, 1973	2009
Roberto García Guevara	Head of Capital Markets and Structuring	August 21, 1964	2018
Casandra Giuliano	Chief of Human Resources	December 16, 1971	2022
Javier Tiburzio	Chief Transformation Officer	March 17, 1973	2023

Set forth below are brief biographical descriptions of the members of the Bank’s senior management.

Silvio Margaria was appointed Deputy CEO and COO of Banco Supervielle S.A. in June 2020. He joined Banco Supervielle S.A. in 2016, and since April 2019 he was Head of Personal and Business Banking. He has more than 26 years of experience in the financial industry. Before joining Supervielle, he was responsible for banking companies at Banco Macro S.A. from 2011 to 2016. Previously, he held several managerial positions overseeing nationwide retail banking networks, as well as corporate banking at international banks such as BankBoston, N.A. (from 1994 to 2007) and Standard Bank S.A. (from 2007 to 2011). He holds a Law degree from Universidad Católica Argentina and attended the Executive Development Program of the Universidad Austral Business School.

Hernán Oliver has been the Bank’s Head of Treasury and Global Markets since May 2009. He holds a degree in Economics from the Universidad Católica Argentina as well as a master’s degree in Finance from CEMA. In 1996 and 1997, he worked at Bank of America. From 1997 to 2002, he served as Finance Department Senior Trader at Banco General de Negocios. He then worked at Banco Finansur Finance Department until 2004, when he was hired as the Head of the Trading Desk at Banco Banex (at present Banco

Supervielle S.A.). He has also been appointed as Alternate Director of Mercado Abierto Electrónico, the most important electronic securities and foreign currency trading market in Argentina

Roberto García Guevara joined Banco Supervielle S.A. in April 2018 as Head of Capital Markets. He is a public accountant graduated from Universidad de Buenos Aires. From 1992 to 1995 he worked at Baring Securities Argentina as a sales trader. From July 1995 to June 1998 he served as Head of Argentine Research at Caspian Securities Sociedad de Bolsa. Between July 1998 and November 2002, he worked at Merril Lynch S.A. Sociedad de Bolsa serving as Senior Country Analyst - First Vice President, covering Argentina and Chile, and he also served as Vice President of the Board. From 2003 to August 2007 Roberto was Head of Research of Raymond James Argentina. From September 2007 until 2009 he worked at UBS Pactual as Head of Southern Cone and Andean Equity Strategy & Research. Roberto returned to Raymond James Argentina in 2010, where he was Head of Research until 2012. During his career in Research, he was ranked 10 times by the annual survey of “Institutional Investor” as a top three analyst for Argentine Equity Research (he was ranked number one five times). In 2012 he moved to the Corporate Finance effort within Raymond James Argentina (then AR Partners) and was Head of Corporate Finance between 2015 and March 2018.

Javier Tiburzio has was Transformation Manager of Banco Supervielle S.A. in May 2023. He has more than 30 years of experience in the financial industry. During his career he held executive positions at Citibank, First Data, Banco Macro and he led the sales and customer service channels of Banco Supervielle S.A. Mr. Tiburzio has a degree in Business Administration, graduated from UCES with a postgraduate degree in Business Management from IAE. He has been a Marketing professor at Universidad Di Tella for several years. He also holds a certification in Fintech ecosystems issued by Wharton University.

For the biography of Mr. Emérico Alejandro Stengel, see “—Board of Directors.”

For the biographies of Mr. Mariano Biglia, Sergio Mazzitello, Mrs. Celeste Ibañez, Mr. Javier Conigliaro, Mr. Sergio Gustavo Vázquez, Mr. Sergio Anibal Landro, Ms. Moira Almar, Ms. Casandra Giuliano, and Ms. Verónica de los Heros, see “—Officers.”

Succession of the CEO of Banco Supervielle S.A.

On April 11, 2024, we announced that E. Alejandro Stengel will step down from his role of CEO of Banco Supervielle S.A. by the end of 2024 as part of our succession planning strategy and in connection with our business transformation process towards a digital and customer-centric operating model. Mr. Stengel remains actively involved in our strategy, governance and oversight as CEO of Banco Supervielle S.A. and will continue to contribute to our day-to-day operations until his successor is appointed and transitioned into the role.

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

The following table sets forth the members of the audit committee:

Name	Position
Alejandra Naughton	Director, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Sergio Vazquez	Head of Internal Audit, Secretary of the Committee

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

The following table sets forth the members of the Information Technology Committee.

Name	Position
Julio Patricio Supervielle	Director, Chairman of the Committee
Patricia Furlong	Director
Sergio Mazzitello	Chief Technology Officer, member and Secretary of the Committee
Emérico Alejandro Stengel	CEO
Silvio Margaria	Deputy CEO
Javier Conigliaro	CRO
Other members of management team:	Head of Technology Infrastructure and Operations
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

The following table sets forth the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee and Corporate Compliance Officer with the FIU
Alejandra Naughton	Director and Alternate Compliance Officer with the FIU
Moira Almar	Compliance & AML Officer
Gastón Ferera	AML Manager

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

Diego Squartini has been Chief Executive Officer of Supervielle Seguros since 2013. He obtained a degree in Economics and a Master’s degree in Business Management from Universidad Nacional de Cuyo. He also attended the Leadership Program at Universidad Austral. From 2010 to 2013, he served as Regional Manager at Banco Supervielle S.A. From 2004 to 2010 he was the Financial Manager at Banco Regional de Cuyo. From 2000 to 2004, he worked as Corporate Business Manager and from 1995 to 2000 as Branch Manager, also at Banco Regional de Cuyo.

Diego Pizzulli has been appointed Chief Executive Officer of IOL invertironline in July 2022. He has 16 years of experience in the technology industry, developing strategies with a focus on innovation, managing digital products and businesses, and executing projects. He was co-founder and CEO of Alta, a 100% digital broker. Before that, Diego was co-founder, CEO and Director of Cash-online, an Argentine Fintech focused on online lending. Previously, he held various positions at Despegar.com. He earned a degree in Economics from Universidad Católica Argentina and obtained an MBA from Universidad de San Andrés in Argentina.

Employees

As of December 31, 2023, 2022 and 2021, we had 3,663, 3,814 and 4,807 employees, including permanent and temporary employees, respectively.

At the holding company we had 4 employees as of each of the years ended December 31, 2023, 2022 and 2021.

Banking business employees.

As of December 31, 2023, 2022 and 2021, the Bank had 3,196, 3,334 and 3,494 employees, respectively. As of December 31, 2023, 69.5% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2023, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

Insurance Segment employees

•

As of December 31, 2023, 2022 and 2021, Supervielle Seguros had 120, 135 and 130 employees, respectively. At December 31, 2023, 100% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros, and 12.1% of its employees were union members from the Sindicato del Seguro de la República Argentina.

•

As of December 31, 2023, 2022 and 2021, Supervielle Productores Asesores de Seguros had 34, 25 and 24 employees, respectively. As of December 31, 2023, none of its employees were under the collective bargaining agreement.

InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. employees:

•

As of December 31, 2023, 2022 and 2021, InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. had 169, 132 and 205  employees, respectively. As of December 31, 2023, none of these employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. are not unionized and are covered only by general contractual labor laws.

Supervielle Asset Management employees:

•

As of December 31, 2023, 2022 and 2021, SAM had 12, 11 and 13 employees, respectively. As of December 31, 2023, employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

Supervielle Agente de Negociación employees:

•

As of December 31, 2023, 2022 and 2021, Supervielle Agente de Negociación had 3, 2 and 2 employees. Employees of Supervielle Agente de Negociación are not unionized and are subject only to the applicable labor laws.

Espacio Cordial employees:

As of December 31, 2023, 2022 and 2021, Espacio Cordial had 91, 100 and 110 employees, respectively. As of December 31, 2023, 100% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s. In addition, as of December 31, 2022, 86.8% of Espacio Cordial’s employees were union members.

MILA employees:

As of December 31, 2023, 2022 and 2021, MILA had 34, 38 and 23 employees, respectively. As of December 31, 2023, 53% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 47% of employees were covered by general contractual labor laws. In addition, as of December 31, 2022, 2.9% of MILA’s employees were union members.

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

Typically, negotiations took place during the first half of the year. But in recent years, with very high and increasing inflation throughout the year, negotiation periods have been shortened and even include monthly provisions for reopening the agreement to increase salaries following inflation

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increases or variable compensation schemes.

Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Shareholders and Related Party Transactions

Item 7.AMajor Shareholders

As of April 26, 2024, we had 456,722,322 outstanding shares of common stock (including shares held by the Company’s treasury), consisting of 61,738,188 Class A shares and 394,984,134 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of March 31, 2024, we had approximately 12,100 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of March 31, 2024 excluding shares held by the Company’s treasury, wich amounted to 14,050,492 as of March 31, 2024. We do not have voting rights in connection with the shares held by the Company’s treasury, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

					Percentage
	Class A Shares 5	Class B Shares 1			of Capital		Percentage
Shareholder Name	Votes	Vote		Total Shares	Stock	Total Votes	of Votes
Julio Patricio Supervielle	61,738,188	74,621,278	(*)	136,359,466	30.842057%	383,312,218	55.62710%
Other	—	305,762,364		305,762,364	69.157943%	305,762,364	44.37290%
Total:	61,738,188	380,383,642		442,121,830	100.00%	689,074,582	100.000%

(*)Includes: (i) 4,678,278 Class B shares of common stock of Grupo Supervielle, par value Ps.1.00 per share, and (ii) 69,943,000 Class B shares of Grupo Supervielle represented by 13,988,600 ADSs.

As of December 31, 2023, we have identified 23 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and no record holders of our Class B shares in the United States. As of the same date, the record holders of our ADSs located in the United States held in the aggregate approximately 3.5 million of our ADSs, representing approximately 6.2% of our ADSs and 4.4% of our Class B shares.

Based on the Schedule 13G filed by Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle with the SEC on February 9, 2023, on January 30, 2023, Julio Patricio Supervielle gifted an aggregate of 2,181,400 ADSs, each representing five Class B Shares (an equivalent of 10,907,000 Class B Shares) and an aggregate of 13,156,435 Class B Shares to Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle, who are the children of Julio Patricio Supervielle. Based on the Schedule 13G filed by Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle with the SEC on February 9, 2024, as of the date of this annual report, (i) Matías Jules Bernard Supervielle beneficially owns 8,497,495 Class B Shares, consisting of 4,861,830 Class B Shares and 3,635,665 Class B Shares represented by 727,133 ADSs, (ii) Jacques Patrick Supervielle beneficially owns 8,525,570 Class B Shares, consisting of 4,861,825 Class B Shares and 3,663,745 Class B Shares represented by 732749 ADSs, and (iii) Natasha Pilar Laurencia Supervielle beneficially owns 8,497,495 Class B Shares, consisting of 4,861,830 Class B Shares and 3,635,665 Class B Shares represented by 727,133 ADSs.

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

Share Ownership of Banco Supervielle S.A.

As of April 26, 2024, the Bank had 834,347,791 outstanding shares of common stock, consisting of 930,371 Class A shares and 833,417,420 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 26, 2024:

	Class A	Class B		Percentage of		Percentage of
Shareholder Name	Shares 5 votes	Shares 1 Vote	Total Shares	Capital Stock	Total Votes	Votes
Grupo Supervielle S.A.	830,698	809,486,229	810,316,927	97.120%	813,639,719	97.085%
Sofital S.A.U.F.e.I.(1)	49,667	23,131,588	23,181,255	2.7784%	23,379,923	2.790%
Other Shareholders	50,006	799,603	849,609	0.1018%	1,049,633	0.125%
Total:	930,371	833,417,420	834,347,791	100.0000%	838,069,275	100.0000%
(1)	Sofital is a corporation organized under the laws of Argentina of which Grupo Supervielle owns 100%.

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

Management Services

To the extent that there are no conflicts of interest, we lend management services to our subsidiaries, the Bank, SAM, Sofital, and Espacio Cordial. We also lended management services to IUDÚ and Tarjeta until their merge into the Bank. Our services include: financial and commercial advisory services, fiscal planning and optimization, defining auditing policies, developing and evaluating upper management, elaborating annual budgets, planning and developing complementary activities and defining the mission of related companies and policies related to social responsibility. These services are provided pursuant to agreements that provide that our subsidiaries will indemnify us for any claim, damage, liability, tax, cost and expense incurred or suffered by us in connection with financial transactions in which such subsidiaries were engaged. The management’s fees are equal to the ordinary and extraordinary costs incurred plus a mark-up of 20% plus 21% VAT. If the services to be provided are of an extraordinary nature, we have the right to additional compensation, the amount of which shall be determined in each case.

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2023 and 2022.

	Grupo Supervielle S.A.
	Year ended December 31,
	2023	2022

	(in thousands of Pesos, plus VAT)
Bank	740,164	1,402,035
Tarjeta	—	3,341
SAM	10,042	11,335
Sofital	1,021	1,149
IUDÚ	—	112,178
Espacio Cordial	6,006	6,789
Total	757,233	1,536,827

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

On November 29, 2021, Grupo Supervielle made a capital contribution of U.S.$500,000 to IOL Holding to be applied to working capital and investments.

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

On July 8, 2022, Grupo Supervielle approved a capital contribution of U.S.$200,000 or its equivalent in Uruguayan Pesos to its subsidiary IOL Holding to be applied to working capital and investments.

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

On February 23, 2023, the Bank made a capital contribution to Bolsillo Digital of Ps. 100 million. On the same date, the Bank made a capital contribution to Modo of Ps. 92.4 million.

On June 28, 2023, the Bank made a capital contribution to Bolsillo Digital of Ps. 75 million.

Capital Reduction

On July 28, 2023, in accordance with the resolution adopted in the minutes of the Extraordinary General Meeting of Micro Lending S.A.U., it was resolved to voluntarily reduce the share capital of Micro Lending S.A.U. by up to the amount of 111,756,079 shares along with its corresponding proportion from the capital adjustment account by the amount of 288,243,921 shares.

Merge by absorption

On December 1, 2023, the Central Bank approved the merger of IUDÚ and Tarjeta into the Bank, and therefore IUDÚ and Tarjeta were merged into the Bank, effective January 2023. These mergers allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022. As a result, Grupo Supervielle S.A. received 4,783,920 class B shares of Banco Supervielle S.A. with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 per IUDÚ and 361,904 shares corresponding to an exchange ratio of 0.03375751 per Tarjeta.

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

On March 4, 2024, Grupo Supervielle made an offer to Espacio Cordial for the purchase of all the shares that Espacio Cordial owns in Sofital S.A.U.F. and I., totaling 689,238 ordinary shares, non-transferable and with a nominal value of one Peso, each with one vote per share, representing 3.20% of the total shares of Sofital S.A.U.F. and I.

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us. The Bank’s services include, among others: accounting records of transactions and preparation of financial statements, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. Pursuant to this agreement, we paid to the Bank in 2023 a total amount of Ps.2,878,858. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement is renewed automatically and it is in force as of the date of this annual report.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial and IUDÚ granting them licenses to use certain of our trademarks (including our trademarks for “Cordial,” “Carta App” and “Tienda Supervielle.” We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. As a result of the merge between IUDÚ and the Bank, the agreement entered into with IUDÚ was terminated at the beginning of 2023. Pursuant to these agreements, we received fees from these companies in 2023 in a total amount of Ps.878,396.

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts as of the end of the periods indicated and the single largest exposures during the reporting period:

	As of December 31,
	2023	2022

	(in thousands of Pesos,except
	number of recipients)
Aggregate total financial exposure	1,778,169	2,098,100
Number of recipient related parties	80	80
(a) individuals	68	70
(b) companies	12	10
Average total financial exposure	22,227	26,227
Single largest exposure during the period	1,387,195	1,115,633

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

The Bank is party to collection proceedings and other legal or administrative actions initiated in the normal course of their businesses, including certain class actions initiated against a number of banks and financial companies, including us, by public and private organizations. The class action lawsuits involving the Bank are related to certain allegations of overcharging on life insurance products, interest rates and administrative charges, fees on the sale price of foreign currency, administrative charges on savings accounts, consumer loans and credit cards, inadequacy of the contingency risk charge on checking accounts, as well as debits of fees or charges from savings accounts and/or credit cards of customers or former customers, among others. These types of class actions were brought against every financial entity in Argentina. Some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges.

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

In accordance with Argentine law, our bylaws and CNV regulations, we are required to allocate to our legal reserve 5% of our yearly income, plus or minus the results of prior years, until our legal reserve equals 20% of our adjusted capital stock. Under the Argentine General Corporations Law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement; (ii) to pay dividends on preferred stock, which shall be applied first to pending and unpaid accumulated dividends; and (iii) the remainder of the net income for the year may be distributed as additional dividends on preferred stock, if any, or as dividends on common stock, or may be used for voluntary or contingent reserves, or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

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

In accordance with the provisions of Title IV, Chapter III, Section 3, Subsection b) of the Regulations of the CNV (Restated Text 2013), we have made use of the option to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, subject to the ratification of the general shareholders’ meeting.

Our annual ordinary and extraordinary shareholders’ meeting and board of directors meeting dated April 19, 2024 resolved to release the voluntary reserve for dividends distribution, and in accordance with the provisions of General Resolution No. 777/18 of the CNV, a cash dividend of Ps.19,469,438,271.64 is expected to be paid to our shareholders on April 29, 2024, or on such later date as may be determined by the applicable regulations of the jurisdiction where our shares are listed. The amount of dividends to be distributed is equivalent to (i) 4.403636498030% of the Company’s capital (excluding shares held by the Company’s treasury) as of the date of this annual report, (ii) Ps.44.03636498030 for each outstanding share, and (iii) Ps.220.18182490152 for each ADS.

The dividends to be distributed were originated from profits from the fiscal year ended December 31, 2018 and, therefore, are subject to withholding of 7% according to the provisions of the Argentine Income Tax Law, ordered text Decree No. 824/2019. Dividends to be paid will be subject to the withholding, in the relevant cases, of the amounts paid for the fiscal year ended December 31, 2023 by the Company in its capacity as Substitute Person Responsible for the Personal Assets Tax, in the case of those shareholders that are subject to that tax, pursuant to the terms of the last paragraph of the provisions incorporated pursuant to Law No. 25,585 following section 25 of Law No. 23,966. For more information on current exchange controls applicable to the payment of dividends, see “Item 3.D. Risk Factors—Risks Relating to Our Class B Shares and the ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.”

We are a holding company, and in addition to certain management fees we collect from some of our subsidiaries, our main source of cash to pay dividends are the dividends we receive from our subsidiaries. We therefore depend on the results of operations, cash flow and distributable income of our operating subsidiaries.

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

Although distribution of dividends by the Bank has been authorized by the Central Bank at times, no assurance can be given that in the future the Central Bank will not limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or that such authorization will be for the full amount of dividends that the Bank may distribute pursuant to applicable regulation. On March 9, 2023, the Central Bank issued Communication “A” 7719 which sets forth that, from April 1, 2023, the Central Bank revoked the suspension of the distribution of dividends and that, from the same date until December 12, 2023, any financial entities that have been authorized by the Central Bank may distribute dividends in six equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded pursuant to Communication “A” 6886. However, by means of Communication “A” 7984 dated March 21, 2024, the Central Bank extended such date until December 31, 2024 and increased the amount authorized to be distributed by 60% of the amount that would have corresponded.

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

In 2023 and 2022, we received the following dividend payments in cash from our subsidiaries, reported in the currency at the end of the reporting period: (i) Ps. 3,133.8 million in 2023 and Ps.2,974.3 million in 2022 from SAM, (ii) Ps. 1,579.8 million in 2023 and Ps. 2,966.0 million in 2022 from Supervielle Seguros, (iii) Ps. 211.5 million in 2023 and Ps. 281.8 million in 2022 from Sofital, (iv) Ps. 369.6 million in 2022 from SAN, and (v) Ps. 535.9 million in 2023 from MILA. We did not receive dividend payments from the Bank or our other subsidiaries during 2023 and 2022.

Grupo Supervielle paid dividends to its shareholders in 2023 and 2022, totaling approximately Ps.0 million and Ps.1,531.7 million, respectively. As described in Note 24 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Distribution of Earnings

On March 6, 2024, our Board of Directors proposed to the ordinary and extraordinary shareholders’ meeting held on April 19, 2024 to distribute retained earnings from the fiscal year ended December 31, 2023, as follows: (i) Ps. 5,632,951 thousand to Legal Reserve, (ii) Ps. 12,840,783 thousand to Reserve for the distribution of dividends in the future, the Board being authorized to determine the time of such distribution, and (iii) Ps. 32,889,397 to Optional Reserve for future investments.

After the partial release of the voluntary reserves for the distribution of future dividends approved in the ordinary and extraordinary shareholders’ meeting held on April 19, 2024, as of the date of this annual report Grupo Supervielle’s net worth is composed as follows:

As of December 31,
2023
(In millions of Pesos)
Capital Stock	442,672
Capital Adjustment	27,960,909
Paid in Capital	254,538,548
Own Shares in Portfolio	14,050
Comprehensive Adjustment os Treasury Shares	2,944,946
Cost of Own Shares in Portfolio	(5,166,412)
Legal Reserve	5,632,951
Other Reserves	37,197,005
Other Comprehensive Income	6,381,108
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	329,945,777

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

Item 10.DExchange Controls

For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the Central Bank pursuant to Communication “A” 7,953 as amended and supplemented from time to time.

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods through the foreign exchange market

The Argentine exchange regime establishes that proceeds from exports of goods must be entered and settled in Argentine pesos through the foreign exchange market within 5 business days following their collection.

Decree No. 28/2023 published on December 13, 2023, established in connection with: (i) the export countervalue of the services included in subsection c) of paragraph 2 of Article 10 of Law No. 22,415 (“Customs Code”) and its amendments (which refers to services rendered in the country, with effective use or exploitation carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% of such countervalue must be brought into the country in foreign currency and/or negotiated through the foreign exchange market, and for the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with liquidation in local currency.

In the case of funds received or credited abroad, the deposit and liquidation for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country may be considered as completed.

There are some exceptions to the obligation to settle through the foreign exchange market, including, but not limited to: (i) collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022); and (ii) certain collections from exports of services by physical persons, as established by Article 2.2.2.2.1. of the Ordered Text.

Amounts collected in foreign currency for claims related to exported goods must also be entered and settled in Argentine pesos in the foreign exchange market, up to the amount of the insured exported goods.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the foreign exchange market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

Local charges for exports under the regime of farms to foreign-flagged means of transport

With respect to local charges for exports under the regime of farms to foreign-flagged means of transport, it will be considered as fully or partially compliant with the follow-up of the shipping permit, for an amount equivalent to that paid locally in Argentine pesos and/or in foreign currency to the exporter by a local agent of the company owning the foreign-flagged means of transport, provided that the following conditions are met:

(i)	The documentation shows that the delivery of the exported goods has taken place in the country, that the local agent of the company owning the foreign-flagged means of transport has made the payment to the exporter locally and the currency in which such payment was made.
(ii)	The company has a certification issued by a financial entity stating that the referred local agent would have had access to the foreign exchange market for the equivalent amount in foreign currency that is intended to be imputed to the permit. The financial entity issuing such certification must previously verify compliance with all the requirements established by the exchange regulations for access to the foreign exchange market by Article 3.2.5.2. of Exchange Regime, with the exception of the provisions of Article 3.16.1 of such regulations and have a sworn statement from the referred local agent stating that it has not transferred and will not transfer funds abroad for the proportional part of the transactions included in the certification.
(iii)	In the event that the amounts have been received in the country in foreign currency, the company has the certification of settlement of the funds in the foreign exchange market.

The local agent of the company owning the foreign-flagged means of transport must not have used this mechanism for an amount exceeding U.S.$ 2,000,000 in the charged calendar month.

Obligation to settle foreign currency from exports of services

Payments received for the provision of services by residents to non-residents must be entered and settled through the foreign exchange market within 5 business days from the date of its collection abroad or in the country or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 are also applicable to the export of services (see “—Entry and settlement of the proceeds from the export of goods through the foreign exchange market”).

Application of export revenues

The Argentine exchange regime authorizes the application of export revenues to the repayment of: (i) pre-financing of exports and export financing granted or guaranteed by local financial entities; (ii) pre- financing of exports and export advances settled in the foreign exchange market, provided that the corresponding transactions have been executed through public deeds or public registries; (iii) financial indebtedness under contracts entered into prior to August 31, 2019 that provide for the cancellation thereof through the application abroad of export funds; (iv) other foreign financial indebtedness subject to certain requirements as set forth in Articles 7. 9 and 7.10 of the Exchange Regime; and (v) advances, pre-financing and post-financing from abroad with partial liquidation under the provisions of Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements are met.

Financial indebtedness with foreign countries

According to Article 2.4 of the Exchange Regime for resident debtors to be able to access the foreign exchange market to repay financial indebtedness with foreign countries disbursed as from September 1, 2019, the loan proceeds must have been settled through the foreign exchange market and the transaction must have been declared in the External Assets and Liabilities Survey (“Relevamiento de Activos y Pasivos Externos”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the foreign exchange market for repayment purposes.

Access to the foreign exchange market to make such payments more than three days in advance of the due date is, as a general rule, subject to the BCRA's prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from the BCRA to the extent they comply with several requirements as set forth in Article 3.5 of the Exchange Regime.

Until December 31, 2024, prior BCRA approval is required for local residents to access the foreign exchange market to make principal and interest payments under cross-border financial borrowings with related parties. Certain specific exceptions apply and are included in item 3.5.6. of the Ordered Text. (unless the loan proceeds were settled through the foreign exchange market after October 1, 2020, and the loan has an average life of at least 2 years).

Specific provisions on access to the foreign exchange market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the foreign exchange market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file a sworn statement stating that:

(a) (i) At the time of access to the foreign exchange market, all of its foreign currency holdings in the country are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the foreign exchange market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than U.S.$ 100,000 (funds deposited abroad that constitute reserve or guarantee funds under debt contracts with foreign countries, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). If the customer is a local government, foreign currency holdings deposited with local financial institutions must also be accounted up to December 31, 2024. For these purposes, "liquid foreign assets" are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the foreign exchange market through swap and/or arbitrage operations with the deposited funds.

(b) It undertakes the obligation to settle in the foreign exchange market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(c) On the date of access to the foreign exchange market and in the previous 90 calendar days in the case of securities issued under Argentine Law and in the 180 calendar days prior in the case of transactions that are not carried out with securities issued under Argentine Law, it: (i) did not arrange sales in the country of securities with settlement in foreign currency; (ii) did not exchange securities issued by residents for foreign assets, (iii) did not transfer securities to depository entities abroad, (iv) did not acquire in the country securities issued by non-residents with settlement in Argentine pesos, (v) did not acquire CEDEARs representing foreign shares, (vi) did not acquire securities representing private debt issued in foreign jurisdiction, and (vii) did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(d) It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the foreign exchange market and for 90 calendar days thereafter in the case of securities issued under Argentine Law and for the following 180 calendar days in the case of transactions that are not carried out with securities issued under Argentine Law.

(e) Article 3.16.3 of the Exchange Regime adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA must be submitted to the corresponding financial institution:

(A) a sworn statement evidencing that within the term provided in section 3.16.3.4. (180 days prior to accessing the foreign exchange market) it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any person or legal entity, except those directly associated with regular transactions in the course of its business (this sworn statement shall be called "Sworn Statement - Section 1"); or

(B)(i) as required by Article 3.16.3.3. of the Exchange Regime, an affidavit stating details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in item 1.2.2.1 of the Large Exposures rules should be considered. Companies sharing a control relationship of the type defined in items 1.2.1.1 and 1.2.2.1 of the Large Exposures rules should be considered as members of the same “economic group” (the “Economic Group Description Affidavit”); and (ii) that on the day on which it requests access to the market and in the 180 days prior to that date, it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services (the "Sworn Statement of Non-Delivery of Pesos to the Economic Group"). It also provides that in the case of individuals or legal entities exercising a direct control relationship, the term of 180 calendar days shall only be applicable for deliveries made as from April 21, 2013, and the term of 90 calendar days shall be applicable for deliveries made prior to that date. While for legal entities that are part of the same economic group but did not exercise a direct control relationship over the customer as of May 11, 2023, the provisions shall be applicable only for deliveries made as of May 12, 2023.

(C) The provisions of item 3.16.3.4. (as detailed in (B)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i)

an affidavit initialed by each physical or legal person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms provided in item 3.16.3.4., recording what is required in items 3.16.3.1., 3.16.3.2. and 3.16.3.4.; or

(ii) an Economic Group Affidavit of each person or legal entity declared in the affidavit indicated in item 3.16.3.3. (i.e., all Direct Controlling Entities and the declared members of the economic group), stating the provisions of Articles 3.16.3.1. and 3.16.3.2. of the Exchange Regime; or

(iii) a statement from each of the individuals or legal entities declared in the sworn statement indicated in item 3.16.3.3.3 (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in item 3.16.3.4. has not received in the country any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the client or from any person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms set forth in item 3.16.3.4.

Article 3.16.4 of the Exchange Regime establishes that companies shall require the prior approval of the BCRA to grant access to the foreign exchange market to individuals or legal entities included by the AFIP in the database of invoices or equivalent documents classified as apocryphal by such agency. This requirement will not be applicable for access to the foreign exchange market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency consumption made by credit or purchase cards.

Imports payments

Article 3.1 of the Exchange Regime allows access to the foreign exchange market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration. It also provides for the reestablishment of the "SEPAIMPO", the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Communication "A" 7,917 issued on December 13, 2023, later amended by Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services, establishing the following regarding the access to the foreign exchange market for the payment of imports of goods, effective as of December 13, 2023:

(a) Entities may provide access to the foreign exchange market to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the following schedule, according to the type of goods:

(i) from its customs entry registration, the payment of the FOB value corresponding to the following goods may be made: (a) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (b) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); c) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the importation is carried out by an electric generation plant; d) electric energy (subchapters 2716.00.00 of the NCM).

(ii) from 30 days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) pharmaceutical products and/or inputs used in their local processing, other goods related to health care or food for human consumption covered by the provisions of the Article 155 Tris of the Argentine Food Code, whose tariff positions according to the NCM are detailed in Article 12.3. of the Exchange Regime; (b) fertilizers and/or phytosanitary products and/or inputs that may be intended for local processing, whose tariff positions are detailed in Article 12.2. of the Exchange Regime. The entity must have the importer's affidavit stating that the goods will be used for the purposes foreseen in this item.

(iii) from 180 calendar days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) finished automobiles (subchapter 8703 of the NCM); (b) those corresponding to the tariff positions detailed in Article 12.1 of the Exchange Regime that are not covered in the preceding Articles, regardless of their FOB unit value.

(iv) for the remaining goods, the payment of their FOB value may be made within the following terms counted from the registration of the customs entry of the goods:

a)	25% after 30 calendar days.
b)	An additional 25% after 60 calendar days.
c)	An additional 25% after 90 calendar days.
d)	The remaining 25% as from 120 calendar days.

(v) Freight and insurance as part of the purchase condition agreed with the seller may be paid in full as from the first date on which the importer has access by virtue of the goods covered.

Entities may also grant access to the foreign exchange market without the prior approval of the BCRA to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in item (a) above when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in item 3 of the Communication "A" 7,917.

Access to the foreign exchange market to make payments with pending customs registration shall require the prior approval of the BCRA except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in item 3 of the Communication "A" 7,917.

(b) Access to the foreign exchange market to make payments with pending customs entry registration or deferred payments before the terms set forth in item (a) above, when the remaining applicable requirements are met, only in the case of financing, new pre-financing or advance payments or under specific benefits.

(c) Access to the foreign exchange market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the BCRA except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations.

(d) Access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from December 13, 2023, within the framework of an import in which it is required to have a SIRA declaration will be conditioned to the entity having documentation that proves, at the date of issuance or granting, the guaranteed transaction was compatible with the terms and conditions set forth in item (a) above.

Payment of foreign debts for the importation of goods and/or for services effectively rendered and/or accrued

On December 22, 2023, the BCRA issued Communication "A" 7,925 establishing the requirements for importers who have outstanding debts with foreign countries for the import of goods with customs entry registration until December 12, 2023 and/or for services effectively rendered and/or accrued until that date (the "Import Debt Stock"), to subscribe Bonds for the Reconstruction of a Free Argentina ("BOPREAL").

Importers of goods may subscribe the BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to and including December 12, 2023. The amount of the BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the BCRA's SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe the BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribe the series offered (maturity in 2027), and for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, will be able to access the foreign exchange market as from February 1, 2024 to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of such series.

Likewise, access to the foreign exchange market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in the country or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary subscription without limiting their ability to access the foreign exchange market. Likewise, Communication "A" 7,935 established that those who have subscribed BOPREAL in primary bidding may, as from April 1, 2024, carry out sales transactions of securities against foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of the BOPREAL, without violating the sworn statements set forth in Articles 3.16.3.1. and 3.16.3.2. of the Exchange Regime.

Payment for services rendered by non-residents

Pursuant to Article 3.2 of the Exchange Regime, entities may access the foreign exchange market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the “External Assets and Liabilities Survey”.

Communication "A" 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services. The aforementioned Communication established the following regarding access to the foreign exchange market for the payment of imports of services, effective as of December 13, 2023:

(a) Access to the foreign exchange market for the payment of services.

(b) Entities may provide access to the foreign exchange market to make payments for non-residents services that were or will be rendered as of December 31, 2023,when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

(i) The payment corresponds to a transaction that falls under the following concept codes:

S03.Passenger Transportation Services.

S06.Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23.Audiovisual services.

S25.Government services.

S26.Health services by travel assistance companies.

S27.Other health services.

S29.Transactions associated with withdrawals and/or consumptions with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers.

ii) Expenses paid to foreign financial entities for their usual operations.

iii) The payment corresponds to an operation that falls under the concept "S30. Freight services for goods import operations" fand is made after a period of time equivalent to that in which payment for the goods transported could begin to be made as per item 10.10.1 has elapsed since the date of rendering of the service.

iv) The payment corresponds to an operation that falls under item "S24. Other personal, cultural and recreational services" and is made after a period of 90 calendar days from the date of rendering or accrual of the service.

v) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty not related to the resident and the payment is made after a period of 30 calendar days from the date of rendering or accrual of the service.

vi) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty related to the resident and the payment is made after 180 calendar days from the date of rendering or accrual of the service.

(c) Stock of debt of Imports of Services

Access to the foreign exchange market for payments for non-resident services rendered and/or accrued up to December 12, 2023, in advance of the deadlines foreseen in Articles 13.2.3 to 13.2.6, of the Exchange Regime is admissible when, in addition to the other applicable requirements, the following situations are verified:

i)	The customer accesses the foreign exchange market with funds originated from a financing of imports of services granted by a local financial institution from a foreign line of credit to the extent that the maturity dates and the amounts of principal to be paid of the financing granted are compatible with those provided for in Article 13.2 of the Exchange Regime.

If the financing is granted prior to the date of rendering or accrual of the service, the terms set forth in Article 13.2 of the Exchange Regime shall be computed as from the estimated date of rendering or accrual plus 15 calendar days.

ii)	The customer has access to the foreign exchange market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Article 13.3.1 of the Exchange Regime regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

The entity must also have an affidavit from the importer stating that the prior approval of the BCRA will be required for the application of foreign currency from export collections prior to the maturity date arising from the term conditions stipulated for situations associated with a financing.

iii)	The customer accesses the foreign exchange market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions of Article 13.3.1 of the Exchange Regime regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness abroad that is used by virtue of the provisions of this item may not be computed for the purposes of other specific mechanisms that enable access to the foreign exchange market as from the entry and/or settlement of this type of transactions.

iv)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Article 7.11 of the Exchange Regime.
v)	The customer has a "Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22)" issued within the framework of the provisions of Article 3.17 of the Exchange Regime.
vi)	The payment corresponds to transactions financed or guaranteed prior to December 12, 2023, by local or foreign financial entities.
vii)	The payment corresponds to operations financed or guaranteed prior to December 12, 2023, by international organizations and/or official credit agencies.

(d) Payments of services abroad up to December 12, 2023.

The BCRA’s prior approval shall be required for access to the foreign exchange market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies the Articles 13.4.1 to 13.4.8 of the Exchange Regime.

External financial indebtedness

In order for resident debtors to be able to access the foreign exchange market to cancel foreign financial indebtedness disbursed as of September 1, 2019, it is necessary that the loan proceeds have been settled through the foreign exchange market and that the transaction has been declared in the External Assets and Liabilities Survey.

Repayment of foreign currency debt among residents

Access to the foreign exchange market for the repayment of debts and other obligations in foreign currency between residents, contracted as of September 1, 2019, is prohibited.

However, it establishes as exceptions the cancellation as from its maturity of principal and interest of:

-	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).
-	Foreign currency liabilities between residents instrumented through public registries or deeds on or before August 30, 2019.
-	Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019, and involving an increase in the average life of the obligations.
-	The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency; (ii) the respective principal and interest services are payable in the country in foreign currency; and (iii) the totality of the funds obtained with the issue are settled through the foreign exchange market.

-	Issues made between October 9, 2020 and December 31, 2023 of debt securities with public registration in the country, having an average life of no less than two years, denominated in foreign currency and with services payable in a foreign country or foreign currency in the country, that were delivered to creditors of foreign financial indebtedness and or/ debt securities with public registry in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, that has been delivered to creditors as a part of the refinancing parameters timely required in Article 3.17 of the Exchange Regime, following the requirements of Article 3.6.1.4 of the Exchange Regime.
-	Issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they have been delivered to creditors to refinance pre-existing debts with extension of the average life, when it corresponds to the amount of the refinanced capital, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.
-	The issuance of debt securities with public registry in the country that were included in Article 7.11.1.5 of the Exchange Regime, to the extent that the record of customs entry of goods for a value equivalent to the financing received is demonstrated.

Principal payments under related counterparty debt until December 31, 2024

BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal and interest of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2024, in accordance with Article 3.5.6 of the Exchange Regime. Likewise, these debts will continue to be subject to prior approval even if there is a change in the creditor or the debtor which means that there is no longer a link between the creditor and the resident debtor.

The BCRA's prior approval shall not be required: (i) in the case of local financial institutions' own transactions; (ii) in the case of a financial indebtedness abroad with an average life of not less than two years and the funds have been deposited and settled through the foreign exchange market as from October 2, 2020; and (iii) in the case of a financial indebtedness abroad that meets all of the following conditions: (a) the funds have been used to finance projects within the framework of the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 established in Article 2 of Decree No. 892/2020 (“Plan GasAr 2020-2024), (b) the funds have been deposited and settled through the foreign exchange market as from November 16, 2020, (c) the indebtedness has an average life of not less than two years. Likewise, the aforementioned conformity shall not be applicable when (1) the client has a "Certification of Increase of Exports of Goods" for the years 2021 to 2023, issued within the framework of the provisions of Article 3.18 of the Exchange Regime for the equivalent of the amount of capital to be paid, (2) in the case of a financial indebtedness abroad with an average life of not less than 2 (two) years, settled between August 21, 2021 and December 12, 2023, and which was originally used to pay commercial debts for the import of goods and services that originated the issuance of a Certificate of Entry of New Financial Indebtedness Abroad within the framework of Article 3.19 of the Exchange Regime; (3) in the case of a financial indebtedness abroad with an average life of not less than 2 (two) years originated between August 27, 2021 and December 12, 2023, originated in a refinancing with the creditor of commercial debts for the importation of goods and services within the framework of the provisions of Article 3. 20 of the Exchange Regime; the entity must have a certification for access to the foreign exchange market issued within the 5 (five) previous business days, by the entity that registered with the BCRA within the concept code “P17. Registration of refinancing of commercial debt under item 20 of Communication “A” 7,626”; (4) the customer has a Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas, issued within the framework of the provisions of Article 3.21 of the Exchange Regime, for the equivalent of the amount of capital to be paid; and (5) it is a financial indebtedness abroad included in the mechanism of Article 7.11 of the Exchange Regime and the access date is consistent with the conditions required to be included in such mechanism.

Article 3.5.4 of the Exchange Regime establishes that, as long as the requirement to obtain prior approval to access the foreign exchange market to pay, at maturity, the principal and interests of external financial indebtedness, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the foreign exchange market as from November 16, 2020 and the average life of the indebtedness is not less than two years.

Access to the foreign exchange market for the payment of new issues of debt securities

Entities may access to the foreign exchange market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the foreign exchange market an amount equivalent to the face value of the external indebtedness.

The aforementioned requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within two years, for interest accrued through the date of refinancing and, interest that would accrue during the first two years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

Duly registered securities that are denominated and payable in foreign currency in Argentina

Pursuant to Article 2.5 of the Exchange Regime, resident debt issuers will have access to the foreign exchange market for the payment at maturity of principal and interest of duly registered debt security issues that are denominated and payable in foreign currency in Argentina, to the extent that (i) they are fully subscribed in foreign currency, and (ii) provided that the proceeds of the issue are previously settled through the foreign exchange market.

Non-resident access to the foreign exchange market

Pursuant to Article 3.13 of the Exchange Regime, the prior approval of the BCRA will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, with the exception of the following situations: (a) international organizations and institutions that perform the functions of official export credit agencies; (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions; (c) representatives of courts, authorities or offices, special missions, commissions or bilateral organizations established by treaties or international agreements, to which the Argentine Republic is a party, to the extent that the transfers are made in the exercise of their functions; (d) transfers abroad on behalf of persons who are beneficiaries of retirement and/or pensions paid by the National Administration of Social Security ("ANSES"), for up to the amount paid by such agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his/her registered country of residence; (e) purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of U.S.$ 100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction; (f) transfers to offshore bank accounts of persons who are beneficiaries of pensions granted by the National State in accordance with Laws No. 24,043, No. 24,411, No. 25,914 and complementary laws; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the foreign exchange market as from October 2, 2020 and the repatriation takes place at least two years after its entry.

Access to the foreign exchange market for savings or investment purposes by individuals

Pursuant to Article 3.8 of the Exchange Regime, Argentine residents may access the foreign exchange market for purposes of asset formation abroad, family assistance and derivative transactions (with some expressly stated exceptions) for up to U.S.$ 200 (through debits to local bank accounts) or U.S.$ 100 (in cash) per person per month through all authorized exchange entities. If the access involves a transfer of funds abroad, the destination account must be an account owned by the same person.

In all cases, the general requirements detailed under "—Specific Provisions on Access to the Foreign Exchange Market - General Requirements" apply.

Purchases in Argentine pesos made abroad with debit cards and amounts in foreign currency acquired by physical persons in the foreign exchange market as from September 1, 2020, for the payment of obligations between residents within the framework of Article 3.6 of the Exchange Regime, including payments for purchases with credit cards in foreign currency, will be deducted, as from the following calendar month, from the monthly quota of U.S.$ 200. If the amount of such purchases exceeds the quota available for the following month or such quota has already been absorbed by other purchases made since September 1, 2020, such deduction shall be made from the quotas of the following months until the amount of such purchases is completed.

The corresponding entity will verify in the online system implemented by the BCRA whether the person has not reached the limits set for the corresponding calendar month or has not exceeded them in the previous calendar month and, therefore, is entitled to perform the exchange transaction, and will request the customer to submit a sworn statement stating that such person is not a beneficiary of any "Zero Rate Credits" referred to in Article 9 of Decree No. 332/2020, as amended, "Subsidized Rate Credits for Companies" and/or "Zero Rate Credits for Culture".

In addition, by means of Communication "A" 7,606, the BCRA established that users of public utilities that requested and obtained the subsidy in the tariffs derived from the supply of natural gas and/or electric energy, as well as those that had obtained it automatically, and those that maintain the subsidy in the potable water tariffs, may not, while maintaining the mentioned benefit: (i) access the foreign exchange market to make purchases of foreign currency by physical persons for the formation of foreign assets of residents, remission of family aid and for operations with derivatives, under the terms of Article 3.8. of the rules on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in Article 4.3.2. of the rules on exterior and foreign exchange.

Finally, through Communication “A” 7,609 the BCRA established, effective as from September 20, 2022, that customers who are legal persons residing in the country engaged in agricultural activities who sell goods within the framework of Decree No. 576/2022 to those who export them directly or as a result of a productive process carried out in the country may not: (i) access the foreign exchange market to make purchases of foreign currency by physical persons for the formation of foreign assets of residents, remission of family assistance and for transactions with derivatives, under the terms of Article 3.8. of the regulations on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in Article 4.3.2. of the regulations on exterior and foreign exchange. These last provisions are not applicable to physical persons.

Access to the foreign exchange market by other residents -excluding entities- for the formation of foreign assets and for derivative transactions

Pursuant to Article 3.10 of the Exchange Regime, access to the foreign exchange market for the constitution of foreign assets and for derivative transactions by local governments, investment funds, other universalities established in Argentina, requires the prior authorization of the BCRA.

Access to the foreign exchange market by guarantee trusts for the payment of principal and interest

Pursuant to Article 3.7 of the Exchange Regime, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the foreign exchange market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the foreign exchange market to make such payments directly. Also, under certain conditions, a trustee may access the foreign exchange market to guarantee certain principal and interest payments on foreign financial debt and anticipate access to the foreign exchange market.

Derivative transactions

Article 3.12 of the Exchange Regime requires that, as from September 11, 2019, the settlement of futures transactions in regulated markets, “forwards”, options and any other type of derivatives entered into in the country, be made in Argentine pesos.

Likewise, access to the foreign exchange market will be allowed for the payment of premiums, constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that access the local market through this mechanism must designate an authorized institution to operate in the foreign exchange market that will do the follow up the operation and will submit a sworn statement committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

Profit and dividend payment

Pursuant to Article 3.4 of the Exchange Regime, access to the foreign exchange market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

(i)	Dividends must correspond to closed and audited balance sheets.
(ii)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders' meeting.
(iii)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
(iv)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:
(a)	Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the foreign exchange market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the foreign exchange market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.
(b)	Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the foreign exchange market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the foreign exchange market occurs no earlier than two years from the date of settlement in the foreign exchange market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.
(c)	The client must have a Certification of Increased Exports of Goods.
(d)	It has a certification under the foreign exchange access regimes for incremental production of oil and/or natural gas.

Cases that do not comply with the above conditions will require the prior approval of the BCRA to access the foreign exchange market for the purchase of foreign currency for the distribution of profits and dividends.

Other specific provisions

Swaps, arbitrage and securities transactions

Financial institutions may carry out foreign exchange operations and arbitrage operations with their clients in the following cases:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.
(ii)	The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine treasury bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)	Foreign currency transfers abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount of U.S.$ 500 in any month, provided that the individual submits a sworn statement stating that the transfer is made to assist in the support of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic.
(iv)	Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the BCRA, up to the amount allowed for the use of cash under Articles 3.8. and 3.13 of the Exchange Regime.
(v)	Exchange and arbitrage transactions by non-resident individuals may be carried out without restrictions to the extent that the funds are credited to a tourist savings bank in accordance with the regulations on savings deposits, salary and special accounts.
(vi)	Payments of debts originating from the importation of goods with customs entry registration up to December 12, 2023 or in services rendered or accrued by non-residents up to the aforementioned date, provided that the remaining regulatory requirements are met and they are carried out with funds deposited in a local account and originating from collections of capital and interest in foreign currency of the Bonds for the Reconstruction of a Free Argentina (BOPREAL).
(vii)Transfer of foreign currency abroad of customers from their special account for the Regime of Promotion of the Knowledge Economy to the extent that the regulatory requirements established for such purposes for each type of operation are complied with.
(viii)All other exchange and arbitrage operations may be carried out by customers without the prior approval of the BCRA to the extent that they would be permitted without such approval under other exchange regulations. This also applies to local common securities depositories with respect to income received in foreign currency as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated item.

Securities transactions

According to CNV General Resolution No. 988/2023, sales of marketable securities with settlement in foreign currency, in any jurisdiction and regardless of the law under which they are issued may be made, provided that a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (“Agente Depositario Central de Valores Negociables”), to the extent that the purchases of the marketable securities in question have been made against Argentine pesos.

Likewise, transfers to foreign depository institutions of marketable securities purchased with Argentine pesos, regardless of the law under which they are issued, must comply with a minimum holding period of 1 business day as from the date of deposit of such marketable securities, unless such accreditation (i) results from a primary placement of marketable securities issued by the National Treasury or by the Central Bank, in the framework of the Communication “A” 7.918, as amended, (ii) or refers to Argentine shares and/or certificates of deposit (CEDEAR) traded in markets regulated by the CNV. Intermediaries and trading agents must verify compliance with the aforementioned minimum holding period of marketable securities.

In addition, (i) the beneficiaries of refinancings provided for in Article 1.1.1. of the rules on "Financial Services within the Framework of the Sanitary Emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19)", until their total cancellation, (ii) the beneficiaries of "Zero Rate Credits", "Zero Rate Credits 2021", "Zero Rate Credits Culture" or "Subsidized Rate Credits for Companies", provided for in Articles1. 1.2. and 1.1.3. of the rules on "Financial Services within the Framework of the Sanitary Emergency provided by Decree No. 260/2020 Coronavirus (COVID-19)", until their total cancellation, (iii) the beneficiaries of financing in Argentine pesos under section 2 of the Communication "A" 6,937, Articles2 and 3 of Communication "A" 7. 006, as supplemented; until its total cancellation, (iv) the beneficiaries of Article 2 of Decree No. 319/2020 and complementary and regulatory rules, for the duration of the benefit with respect to the update of the value of the installment, and (v) the persons included in the Joint Resolution of the President of the Honorable Senate of the Nation and of the President of the Honorable Chamber of Deputies of the Nation No. 12/2020; will be prevented from selling marketable securities issued by residents to be settled in foreign currency in Argentina or transferring such marketable securities to foreign depositories or exchanging marketable securities issued by residents for foreign assets or the acquisition in the country with settlement in Argentine pesos of marketable securities issued by non-residents. Customers included in the BCRA Communications “A” 7,606 and “A” 7,609 may not carry out these transactions either.

Special provisions for financing under the Plan GasAr

Article 3.5.5 of the Exchange Regime states that to the extent that the BCRA’s prior conformity requirement is in effect for access to the foreign exchange market for the cancellation at maturity of principal and interest on foreign financial debt, this requirement shall not apply to the extent that all of the following conditions are met:

(i)	The funds were used to finance projects within the framework of the Plan GasAr.
(ii)	The funds have been deposited and settled by the foreign exchange market as of November 16, 2020; and
(iii)	The indebtedness has an average life of not less than two years.

Special provisions for the Export Investment Promotion Regime established by Decree No. 234/2021

The Decree No. 234/2021 established a new Export Investment Promotion Regime (the “Promotion Regime”), with the objective, among others, of increasing exports of goods and promoting sustainable economic development. The Ministry of Economy and the Ministry of Productive Development will be the authorities for the application of the Promotion Regime.

The Promotion Regime covers investments for new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units that require investments to increase their production. The benefits of the Promotion Regime do not apply to commodities such as wheat, corn, soybeans and biodiesel, among others. Although the regulatory entities may include and/or exclude activities from the Promotion Regime, the decree establishes that vested rights will not be affected.

The requirements are as follows:

(i)	Both legal entities and individuals, resident or non-resident, may apply.
(ii)	Presentation of an “Export Investment Project” consisting of a minimum direct investment of U.S.$ 100,000,000.
(iii)	Comply with the terms and conditions of the projects submitted and approved by the regulators.
(iv)	The followings time are not eligible to apply for the Promotion Regime: (a) individuals and legal entities whose representatives or directors have been convicted of certain crimes with prison sentences and/or disqualification for a specific period of time; (b) individuals and legal entities with overdue and unpaid tax or social security debts; (c) individuals and legal entities with tax or social security debts; (d) individuals and legal entities that have unpaid taxes, fees, fines or surcharges imposed on them by a final judicial or administrative decision in customs, exchange, tax or social security matters; and (e) individuals that have unjustifiably failed to comply with their obligations in connection with other promotion schemes.

Once the relevant requirements have been verified, the application authority will approve the project and will issue an “Export Investment Certificate” for the purpose of accessing the benefits established by the Promotion Regime, which will have a term of 15 years.

Beneficiaries participating in the Export Promotion Regime may apply up to 20% of the foreign currency income obtained from exports related to the project to (i) the payment of principal and interest of financial or commercial debts with foreign countries, (ii) the payment of dividends, and (iii) the repatriation of direct investments of non-residents. However, this benefit may not exceed an annual maximum of 25% of the gross amount of foreign currency liquidated by such beneficiary through the foreign exchange market to finance the development of the project. In estimating the gross amount of foreign currency settled by the beneficiary in the foreign exchange market to finance the project, foreign currency flows from exports will not be taken into account.

In the case of projects involving investments in excess of U.S.$ 500,000,000, the beneficiaries may opt to access an extended benefit for each year in which the benefit previously provided for has not been used.

In the case of projects involving investments between U.S.$ 500,000,000 and U.S.$ 1,000,000,000, for each year in which the benefit has not been used, they may enjoy, for two consecutive years, an amount of free application equivalent to double the percentage previously foreseen.

The calculation of the benefit will be made on the foreign exchange earned from exports related to the project during the year in which the extended benefit is used.

The amount of the free application benefit may not exceed an annual maximum of 40% of the gross amount of the foreign currency effectively entered by the beneficiary in the foreign exchange market to finance the development of the project, at the time of making use of the same.

The benefits of the Promotion Regime will cease (i) upon expiration of the term of use, (ii) in certain cases, when the beneficiary ceases to have the capacity to carry out the activity that is the reason for the investment project, as established in the applicable regime, or (iii) if the beneficiary fails to comply with its obligations under the Promotion Regime without justification.

Criminal Exchange Regime

The Exchange Regime establishes that transactions that do not comply with the exchange regulations established by the Exchange Regime will be subject to the Criminal Exchange Regime (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: http://www.infoleg.gob.ar or on the BCRA's website https://www.bcra.gob.ar, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein.

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

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws and the respective regulations of Argentina as in effect on the date of this document and is subject to any change in Argentine legislation that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. Additionally, please note that this summary does not purport to be a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs as it relates to their situation.

Income Tax

Taxation on Dividends

According to the Argentine Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)	Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the “Equalization Tax.” The Equalization Tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the ITL, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.
(ii)	Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018 and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax is not applicable.

For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

The ITL provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

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

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income based on a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on or after January 1, 2024, are as follows: (i) net taxable income accumulated up to $34,703,523.08 will be subject to a rate of 25%; (ii) net taxable income accumulated over $34,703,523.08 up to $347,035,230.79 will incur a payment of $8,675,880.77 plus 30% on the excess over $34,703,523.08; and (iii) net taxable income accumulated from $347,035,230.79 onwards will be subject to a payment of $102,375,393.08 plus 35% on the excess over $347,035,230.79.

The amounts stated in the scales described are annually updated since January 1, 2022 based on an inflation index.

Losses arising from the sale of shares can only be offset against income derived from the same type and source of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) shares placed through a CNV- authorized public offering; and/or (ii) shares traded on CNV- authorized stock markets with segments ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges.

In addition, Section 34 of Law No. 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the ITL, not included in the first paragraph of Section 26 subsection u) of the ITL, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the ITL. In this sense, Section 109 of the ITL provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply.

If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income (calculated in Argentine currency). The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the ITL), for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii) of the paragraph above, with the intention to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable.

Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are satisfied.

In light of amendments introduced by Law No. 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved in the conversion process are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).

Due to the amendments introduced to the ITL, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV- authorized stock markets, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside nor do the funds originate from “non-cooperative jurisdictions” (as defined below) and, in accordance with Section 90 of the Regulatory Decree of the ITL (RD ITL).

In addition, the Law No. 27,430 stated that income derived from the sale of ADSs is categorized as Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in jurisdictions that are not considered "non- cooperative jurisdictions” and, in accordance with Section 90 of the RD ITL, whose funds do not originate from jurisdictions considered “non-cooperative jurisdictions”, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable, and the Foreign Beneficiaries are not resident in, and their invested funds do not originate from, non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in or whose funds originate from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at a 35% rate applicable on a presumed net gain basis set at 90%. General Resolution (AFIP) No 4,227/2018  also provides different payment mechanisms depending on the specific circumstances of the sale transaction. In line with Section 252 of the RD ITL, in the cases included in the last paragraph of Section 98 of the ITL (i.e., when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, and Uruguay. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Since January 2021 an international administrative agreement for the exchange of information between the Argentine tax administration (“AFIP”) and the United States tax administration (Internal Revenue Service, “IRS”) has been in force.

Additionally, it should be noted that a legislative bill has undergone parliamentary consideration, approving the "Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting," signed within the framework of the OECD. The approval of this bill will result in modifications to the agreements signed with 17 jurisdictions.

It is not clear when, if ever, a treaty and/or multilateral instrument with the United States will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i)

exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.

Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

Argentine entities must pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

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

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law No. 27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the ITL, the application of a thirty percent (30%) income tax collection on the amounts in Ps. that, for each case, are detailed in Article 39 of the Law No. 27,541.

Said collection will be considered an advance payment of the income tax and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred. If a surplus is generated in the corresponding tax, it will be considered direct income and can be used to offset other tax obligations.

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

Prospective investors should consider the tax consequences in force in the above-mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2024, any gratuitous transfer of property lower than or equal to Ps. 2,038,752 is exempt. This amount is increased to Ps. 8,488,486 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.

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

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the ITL.

As defined under Section 19 of the ITL, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, Section 24 of the RD ITL lists the jurisdictions that should be considered as “non-cooperative” under the disposition of Section 19 of the ITL.

In turn, “low or nil tax jurisdictions” are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Section 73 of the ITL. In light of Section 25 of the RD ITL, for purposes of determining the taxation level referred to in Article 20 of the ITL, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

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

United States Federal Income Tax Considerations

This discussion describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class B shares and ADSs (and to the extent provided under “Information Reporting and Backup Withholding” and “FATCA” below, investors other than U.S. holders). This discussion does not contain a detailed description of all potential U.S. federal income tax consequences and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, this discussion does not apply to certain classes of holders, such as persons that own or are deemed to own 10% or more of the voting power or 10% or more of the total value of all classes of our stock, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders that elect mark-to-market accounting for securities holdings, banks or other financial institutions, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes (or a partner therein), persons who are liable for alternative minimum tax, persons who acquired the Class B shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding the Class B shares or ADSs in connection with a trade or business conducted outside of the United States, persons holding the Class B shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons required to accelerate the recognition of any item of gross income with respect to the Class B shares or ADSs as a result of such income being recognized on an applicable financial statement, or U.S. holders that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. This discussion assumes that the Class B shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

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

Dividends received by U.S. holders will generally constitute foreign-source income and “passive category” income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any Argentine tax withheld from dividends on the Class B shares or ADSs may be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Any amounts withheld on account of the Argentine personal assets tax (as discussed in “—Material Argentine Tax Considerations”) will not be a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Argentine tax withheld from dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules with respect to foreign tax credits and deductions for foreign taxes are complex and U.S. holders are urged to consult their independent tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2023, although there can be no assurance in this regard.

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

Our determination with respect to our PFIC status is based in part upon certain proposed U.S. Treasury regulations. Those regulations and other administrative pronouncements from the IRS provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we are engaged in the active conduct of a banking business, the application of these special rules to our activities, and, thus, the characterization of some of our income and assets for purposes of the PFIC rules, is not entirely clear. Thus, there can be no assurance that the IRS will agree with our determination with respect to our PFIC status. In addition, these special rules are subject to change in the future.

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

Sale or Other Disposition

Upon a sale or other disposition of the Class B shares or ADSs, U.S. holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s tax basis, determined in U.S. dollars, in the Class B shares or ADSs. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Class B shares or ADSs were held for more than one year. A U.S. holder’s ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by a non-corporate U.S. holder may be taxable at a preferential rate. Any gain or loss will generally be U.S.–source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be eligible for a foreign tax credit for any Argentine tax imposed upon the sale or other disposition of the Class B shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Argentine tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is derived from foreign sources). In such case, the non-creditable Argentine tax may reduce the amount realized on the sale or other disposition of the Class B shares or ADSs. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Argentine tax is imposed upon the sale or other disposition of the Class B shares or ADSs and a U.S. holder applies such temporary relief, such Argentine tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. U.S. holders should consult their own tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class B shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class B shares and ADSs, including the application of the rules to their particular circumstances.

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

The following table shows the Basel Standardized Approach for market risk capital requirement for our combined trading portfolios in 2023, 2022 and 2021 (in thousands of Pesos):

2023	2022	2021

Minimum	712,196	3,051,835	3,619,193
Maximum	2,793,550	5,275,124	8,600,636
Average	1,804,002	3,845,579	6,399,241
As of December 31,	2,658,842	5,275,124	5,854,663

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

The Bank employs a prudent interest rate risk strategy allowing to uphold its commitments and maintain desired levels of revenue and capital, both in normal and adverse market conditions.

Interest Rate Risk Management Model – Standardized Framework

The Bank includes interest rate gaps in their interest rate risk management model. This approach analyzes mismatches between asset and liability interest rates between reevaluation periods with respect to the financial statements and off-financial statements line-items. The result is a basic representation of the financial statements structure that allows for the detection of interest rate risk concentrations within the different periods. This is also used to estimate the potential impact of interest rates falling outside of the financial margin (NIM-EaR method) and the entity’s economic value (MVE-VaR method).

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

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-VaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. The following chart shows the Bank’s interest rate risk figures under the Standardized Framework described above for 2023, 2022 and 2021 (in thousands of Pesos):

	2023	2022	2021
Minimum	2,392,842	2,916,893	4,003,578
Maximum	9,733,484	10,145,972	6,904,507
Average	4,875,687	6,177,861	5,271,046
As of December 31,	9,733,484	10,038,985	5,471,977

The Bank’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities. The following tables show the Bank’s consolidated exposure to a positive interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2023
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	262,554,072	280,756	—	262,834,828
Loans to the non-financial public sector(2)	2,022,292	—	—	2,022,292
Loans to the private and financial sector(2)	359,299,445	40,151,882	11,280,831	410,732,158
Receivables from financial leases	8,176,305	11,318,944	(3,101,218)	16,394,031
Other assets	923,122,737	—	222,281,290	1,145,404,027
Total interest-earning assets	1,555,174,851	51,751,582	230,460,903	1,837,387,336
Interest-bearing liabilities
Savings	649,712,395	—	287,823,320	937,535,715
Time deposits	349,543,733	9,774	—	349,553,507
Non subordinated notes	—	—	—	—
Liabilities with financial institutions	1,760,478	1,402,477	75,371	3,238,326
Other liabilities	167,580,316	—	68,217,791	235,798,107
Total interest-bearing liabilities	1,168,596,922	1,412,251	356,116,482	1,526,125,655
Asset/liability gap	386,577,929	50,339,331	(125,655,579)	311,261,681
Cumulative asset/liability gap	386,577,929	436,917,260	311,261,681
Cumulative sensitivity gap as a percentage of total interest-earning assets	24.9%	844.3%	135.1%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2023
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	42	—	—	42
Loans to the non-financial public sector(2)	—	—	—	—
Loans to the private and financial sector(2)	29	14	2	45
Receivables from financial leases	—	—	—	—
Other assets	60	—	200	260
Total interest-earning assets	131	14	202	347
Interest-bearing liabilities in foreign currency				-
Savings	213	—	67	280
Time deposits	17	—	—	17
Subordinated notes	—	—	—	—
Liabilities with financial institutions	19	—	—	19
Other Liabilities	7	1	1	9
Total interest-bearing liabilities	256	1	68	325
Asset/liability gap	(125)	13	134	22
Cumulative asset/liability gap	(125)	(112)	22
Cumulative sensitivity gap as a percentage of total interest-earning assets	(96)%	(764)%	11%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2023, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.3,733,697 thousand, and this position generated a market risk capital requirement of Ps.298,696 thousand as of such date.

Liquidity Risk

Policies regarding liquidity risk are applied at the level of our subsidiaries. Our liquidity risk arises mainly from the operations of the Bank. Our other subsidiaries are also subject to liquidity risk, which is not significant.

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
●	Banco Supervielle S.A. has adopted a model that calculates (i) expected and unexpected losses, (ii) VaR (at a 99.9% confidence interval) minus accounting prevision for operational risk and (iii) the minimum capital required to cover expected and unexpected losses. The holding period used is one year.

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. The depositary for our ADSs is The Bank of New York Mellon (the “Depositary”). In 2023, the Depositary reimbursed expenses for an amount of U.S.$81,000.35. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, as a process designed by, or under the supervision of, our CEO and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)	Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.
3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c)Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in their report to our consolidated financial statements.

See the Report of the Independent Registered Public Accounting Firm included in this annual report for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d)Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2023.

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

Our code of ethics establishes the ethical guidelines to be followed by directors, managers, and employees. This code is based on a set of core values that Grupo Supervielle and its members must respect in their daily interactions with clients, suppliers, employees, and regulatory bodies. Our code of ethics is based on three pillars: Values, Ethical Principles, and Conduct Standards that guide the behavior of all employees, and Ethics & Values Line where employees and suppliers can report anonymously possible irregularities or improper conduct. Our values distinguish Grupo Supervielle and must be respected by its members in their daily interactions with stakeholders. Grupo Supervielle demands from its employees (i) leadership to be benchmarks in the market, (ii) innovation to push boundaries in search of new solutions for clients, (iii) commitment to respond with sustainable solutions to the demands from our clients and stakeholders, (iv) respect to think about others, listen and understand the needs of clients, and foster constructive personal and business relationships, (v) efficiency to add value and provide quick and quality responses using available resources responsibly and sustainably, and (vi) simplicity to make clients’ lives easier by managing solid and simple processes and making decisions along with them.

The Ethical Principles and Conduct Standards establish a framework of ethics and transparency in building lasting and trust-based relationships with our stakeholders, promoting a culture of integrity and compliance with applicable regulations, laws, and best practices, thus fostering the development of a sustainable and competitive business context.

General ethical principles include (i) promoting equal opportunities and non-discrimination, (ii) providing a safe and healthy work environment, (iii) fostering respectful, honest, and committed relationships with stakeholders, (iv) treating employees, clients, suppliers, and the community with dignity, and (v) acting transparently and respecting agreements with clients to provide quality service.

Guidelines for specific situations include (i) protecting the confidentiality of both client and proprietary information and prohibiting its use for personal gain, (ii) objectivity and how to act in conflicts of interest, (iii) guidelines for offering gifts and courtesies, (iv) ways to act towards governments, clients, suppliers, competitors, and society in a framework of cordiality and simplicity in interactions and agility and quality in service offered, (v) compliance with applicable regulations and policies, (vi) guidelines for preventing money laundering and terrorism financing, and (vii) guidelines for hiring employees.

The Ethics & Values Line is available to our employees and clients, and to third parties so they can report possible irregularities or improper conduct anonymously. Confidentiality and anonymity of reports are guaranteed, and any form of reprisal or negative consequences towards employees who make reports is prohibited.

In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2023.

During 2023, we adopted our  Diversity, Equity, and Inclusion policy and our incentive compensation clawback policy (see exhibit 97), and updated our Information Security policy. The Diversity, Equity and Inclusion policy and the Information Security policy are posted on our website at https://www.gruposupervielle.com/English/our-approach/corporate-governance/default.aspx

Information contained or accessible through our website is not incorporated by reference in and should not be considered part of this annual report.

Item 16.C   Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by the independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2023 and 2022.

	2023	2022

	(in thousands of Pesos)
Audit Fees	717,002	901,211
Audit Related Fees	27,861	29,892
Tax Fees	—	7,243
All Other Fees	29,996	62,088
Total	774,859	1,000,434

Audit fees are fees for professional services performed by Price Waterhouse & Co. S.R.L for the audit and limited review of Grupo Supervielle’s consolidated annual financial statements both under IFRS and Central Bank rules and quarterly financial statements under Central Bank requirements and services that are normally provided in connection with statutory and regulatory filings.

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

Item 16.E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 20, 2022, the Group established the First Program for the repurchase of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the First Program as a result of the then-current national and international macroeconomic context and in view of the high volatility of the capital markets and taking into account the significant deterioration in the value of Grupo Supervielle’s shares associated with the increase of the Argentine risk. In this regard, Grupo Supervielle believes that it is convenient to implement the First Program as a viable and efficient alternative to apply Grupo Supervielle’s excess cash position to the benefit of Grupo Supervielle and its shareholders. In addition, Grupo Supervielle may purchase up to 10% of its capital stock pursuant to Law No. 26,831, complying with the requirements and procedures set forth therein. If a purchase is made pursuant to Law No. 26,831, Grupo Supervielle must resell the repurchased shares within three years and its shareholders will have preemptive rights to purchase the shares, except in the case of an employee compensation program or plan, or in the case that the shares are distributed among all shareholders on a pro rata basis or with respect to the sale of an amount of shares that in any 12-month period does not exceed 1% of the Grupo Supervielle’s capital stock. In these cases, the three-year term may be extended with the prior approval of a shareholders’ meeting.

The Board of Directors approved the establishment of the following terms and conditions for the acquisition of its own shares under the First Program: (i) maximum amount of the investment: up to Ps.2,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the capital stock of Grupo Supervielle, as established by the applicable Argentine laws and regulations; (iii) payable price: up to Ps.138.00 per Class B share and U.S.$2.20 per ADS on the New York Stock Exchange, and (iv) term for the acquisition: 250 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means.

On September 13, 2022, the Board of Directors of Grupo Supervielle decided to increase the payable price related to the acquisitions under the First Program to Ps.155.00 per Class B share and U.S.$2.70 per ADS on the New York Stock Exchange. On December 27, 2022, the Board of Directors of Grupo Supervielle decided to further increase the payable price related to the acquisition of Grupo Supervielle’s Class B shares under the First Program to Ps.200.00 per Class B share. The First Program expired in March 2023 and it was not renewed. Under the First Program we acquired 11,093,572 Class B Shares and 591,384 ADSs, reaching an execution of 86.3% of the First Program and repurchasing 3.076% of the outstanding capital stock. Our annual ordinary and extraordinary shareholders’ meeting held on April 19, 2024 resolved to delegate to our board of directors the authority to sell or dispose in the future the treasury shares that the Group repurchased through the First Program in compliance with applicable regulations.

The following table sets forth the number of Class B Shares and ADSs repurchased under the First Program:

	Class B Shares			ADSs
	Total number of shares purchased	Average price paid per share (Ps., nominal)	Total number of shares purchased as part of the program	Total number of ADSs purchased	Average price paid per ADS (US$)	Total number of ADSs purchased as part of the program	Maximum number of shares/Pesos that may yet be purchased under the program
							in Shares	in Ps. Million (nominal)
July 1, 2022 – July 31, 2022	—	-	-	—	—	—	45,672,232	2,000
August 1, 2022 – August 31, 2022	1,137,018	102.456	1,137,018	141,416	1.925	141,416	43,828,134	1,797
September 1, 2022 –September 30, 2022	2,128,463	112.771	3,265,481	56,528	1.783	197,944	41,417,031	1,532
October 1, 2022 – October 31, 2022	1,041,403	114.185	4,306,884	393,440	1.849	591,384	38,408,428	1,188
November 1, 2022 – November 30, 2022	2,988,175	114.902	7,295,059	—	—	—	35,420,253	845
December 1, 2022 – December 31, 2022	2,058,632	133.670	9,353,691	—	—	—	33,361,621	570
January 1, 2023 – January 31, 2023	1,480,381	166.116	10,834,072	—	—	—	31,881,240	324
February 1, 2023 – February 10, 2023	259,500	188.422	11,093,572	—	—	—	31,621,740	275
Total	11,093,572	125.187		591,384	1.861		31,621,740	275

On April 19, 2024, the Group established the Second Program for the repurchase of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Second Program taking into account (i) the current local macroeconomic environment; (ii) the current trading price of shares that do not reflect the real value of the Company's assets or their potential; and (iii) an environment of negative real interest rates in the local market.. In this regard, Grupo Supervielle believes that it is convenient to implement the Second Program as a viable and efficient alternative to apply Grupo Supervielle’s excess cash position to the benefit of Grupo Supervielle and its shareholders. In addition, Grupo Supervielle may purchase up to 10% of its capital stock pursuant to Law No. 26,831, complying with the requirements and procedures set forth therein. If a purchase is made pursuant to Law No. 26,831, Grupo Supervielle must resell the repurchased shares within three years and its shareholders will have preemptive rights to purchase the shares, except in the case of an employee compensation program or plan, or in the case that the shares are distributed among all shareholders on a pro rata basis or with respect to the sale of an amount of shares that in any 12-month period does not exceed 1% of the Grupo Supervielle’s capital stock. In these cases, the three-year term may be extended with the prior approval of a shareholders’ meeting.

The Board of Directors approved the establishment of the following terms and conditions for the acquisition of its own shares under the Second Program: (i) maximum amount of the investment: up to Ps.4 billion; (ii) maximum number of shares to be acquired: up to 10% of the capital stock of Grupo Supervielle, as established by the applicable Argentine laws and regulations; (iii) payable price: up to Ps.1,600 per Class B share and U.S.$8.00 per ADS on the New York Stock Exchange, and (iv) term for the acquisition: 120 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means. As of the date of this annual report, under the Second Program we acquired 550,000 Class B Shares.

The following table sets forth the number of Class B Shares repurchased under the Second Program:

	Class B Shares			ADSs
	Total number of shares purchased	Average price paid per share (Ps., nominal)	Total number of shares purchased as part of the program	Total number of ADSs purchased	Average price paid per ADS (US$)	Total number of ADSs purchased as part of the program	Maximum number of shares/Pesos that may yet be purchased under the program
							in Shares	in Ps. Million (nominal)
April 19, 2024 – April 26, 2024	550,000	1,262.54	550,000	—	—	—	31,071,740	3,306
Total	550,000	1,262.54	550,000	—	—	—	31,071,740	3,306

As of the date of this annual report, we hold 14,600,492 Class B shares (including shares represented by ADSs) which correspond to all the Class B Shares and ADSs acquired under the Programs.

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

Item 16.HMine Safety Disclosure

Not applicable.

Item 16.IDisclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.KCybersecurity

Risk management and strategy

Cybersecurity is one of our strategic priorities and one of the pillars of our digital transformation. Our information security team defines the strategy, policies, practices, procedures, and organizational structure which we use to identify, analyze, evaluate, measure, mitigate, and monitor cybersecurity risks. We work together with various teams of our organization to conduct continuous analysis of potential failures, vulnerabilities or risks that may impact our processes and products.

Our information security strategy is based on the following three security frameworks: defense in depth, security by design, and zero trust. During 2023, we focused on improving the level of maturity our  systems using the Center for Internet Security controls framework and the maturity model of Amazon Web Services, both of which are based on internationally recognized cybersecurity best practices. Additionally, we adapted and improved our controls according to new regulations of regulatory bodies such as the Central Bank. This strategy is implemented by a multidisciplinary group of information security professionals who work full-time and operate in an agile and collaborative manner. They collaborate not only among themselves but also with our business teams to maintain and develop new products.

Our security professionals are organized in the following teams: (i) a “green team” who is responsible for managing digital identities, (ii) a “red team” whose mission is to conduct vulnerability assessment and penetration tests, (iii) a “blue team” who is focused on protecting information assets and providing security products to each of the product-building cells, while fostering the implementation of defense methods in regards to the findings made by the “red team”, and (iv) a “purple team” who is assembled ad hoc with members from the blue and red teams to conduct retrospective analyses. All these teams manage and mitigate cybersecurity risks on a regular basis. These teams work in bi-weekly sprints, holding daily and weekly meetings where information related to the progress of ongoing projects, new products, risks and threats is exchanged and analyzed. Executive summaries of all the activities carried out by these teams are compiled, analyzed, and discussed bi-monthly in meetings of our Cybersecurity Committee, which are attended by senior management, directors, and the Company’s chairman.

As cyber-attacks evolve and become more sophisticated, companies must strengthen their prevention and monitoring efforts and adopt new measures to mitigate cybersecurity risks. In recent years, the average number of cybersecurity incidents has increased significantly worldwide. As a result, in 2023, one of our goals was to prevent the most common cyberattacks, which are related to ransomware, smishing, phishing, brand abuse, among others, ant to maintain ratios below the competition. Therefore, we have enhanced our system monitoring capabilities, paying special attention to critical assets that support business processes. Additionally, we have incorporated machine learning and artificial intelligence to achieve automation and improve efficiency in our security services. Our cybersecurity Security Operations Center (“SOC”), which operated by a third party, enables us to detect and respond to cyber-attacks. In addition, our threat intelligence service proactively detects potential cyber-attacks on our infrastructure and/or ours customers through the analysis of Clear, Deep, and Dark web sources. We will promptly report any material incidents to the supervisory or regulatory authorities.

Every year we carry out a mandatory security assessment on SWIFT infrastructure, one of the main targets of cyber-attacks, achieving a full compliance rate by December 2023 with both mandatory and recommended controls.

We believe that our proactive and innovative approach towards cybersecurity strengthens our resilience against cyber threats, which are constantly evolving, and consolidates our position as leaders in digital defense. We consider that ensuring effective protection of our assets and customer data is key to our business. In response to evolving cyber threats, we have undertaken various projects to enhance our security systems. For example, we implemented a new event monitoring service, network micro-segmentation, threat intelligence, incident response system, early detection and ransomware recovery, and internal awareness through a virtual campus which is available to all our subsidiaries.

We have information classification policies to assign a level of criticality to the data that we manage which we use to adopt security measures. This allows us to protect the information we handle and to ensure an adequate treatment of that information. In addition, we routinely inspect and test our security processes and procedures through simulation exercises. As an example the “red team,” specialized in offensive security, regularly conducts technical security tests to detect security vulnerabilities. These tests include technical assessments of technological platforms, social engineering attacks and ethical phishing. Our Security Champions and Ambassadors model also allows us to monitor that all the business initiatives we participate in and their underlying technologies are secure.

In order to keep our clients informed about the security of the transactions carried out through our digital channels, in 2023, we implemented a strong communication campaign which involved renewing the design of communication pieces and updating our security tips for social media, virtual scam methodologies, cases of social engineering, phishing, and fake accounts. This campaign consisted of emails, audiovisual content, and tutorials on social platforms such as Facebook, Instagram, Twitter ("X") and YouTube, which we distributed on a monthly basis. Additionally, we posted a blog about cybersecurity on our website through which we provide contact details for victims of scams and banners that we replicated in our apps.

Based on the information we have as of the date of this Form 20-F, we do not believe any cybersecurity threats have materially affected or are reasonably likely to materially affect the Bank, including our business strategy, results of operations or financial condition.  However, despite our efforts to identify and respond to cybersecurity threats, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.”

Governance

To ensure that the Company’s security strategy is implemented efficiently, we have established a security governance model. This security governance model has been prepared by committees responsible for approving and supervising the execution of the information security strategy in areas such as corporate security and risk management.

While the primary responsibility for cybersecurity lies with our CISO, who has more than 30 years of experience and extensive academic training in cyber defense and cryptography, we recognize the importance to collaborate with other experts and we highly value the diversity of expert opinions.

In addition to our CISO, our Cybersecurity Committee plays a key role in implementing our information security strategy. Our Cybersecurity Committee is composed of the following members: two directors of Grupo Supervielle, the CEO of Grupo Supervielle, the CEO of Banco Supervielle S.A., the Chief Risk Officer, the Corporate Audit team, and the CISO of Grupo Supervielle and Banco Supervielle. Additionally, the Chief Technology Officers and the Chief Information Officer of our subsidiaries participate in the meetings of our Cybersecurity Committee.

Our Operational Risk Committee analyzes deviations to our information security policy and adopts decisions in line with the Group’s risk appetite. This committee reports to the Integral Risk Committee which discusses cybersecurity matters and reports to our Board of Directors. Our Operational Risk Committee communicates every month all the decisions taken by it. In compliance with regulatory standards, our Operational Risk Committee convenes periodically to fulfill its primary objective of reviewing reports submitted by the Group’s non-financial risk management department. These reports provide thorough evaluations encompassing operational and technological risks, reputational risks, supplier risks, and environmental risks. Additionally, these reports include assessments of potential deviations in planned evaluation processes.

Moreover, our Operational Risk Committee oversees the implementation of mitigation plans, key risk indicators, and internal control reports. As part of its responsibilities, this committee offers recommendations to address emerging risks or enhance risk management strategies. The composition of the Operational Risk Committee includes key members such as the Deputy General Manager, the Corporate Manager of Comprehensive Risks, the Chief Risk Officer, the Corporate Manager of Legal Affairs, the Corporate Manager of Internal Audit, the Corporate Manager of Transformation, the Executive Manager of Comprehensive Risks, the Compliance Manager and SOX Manager.

Our Board of Directors regularly receives cybersecurity updates as an integral part of its ongoing risk oversight from the Board committees. Additionally, the Chief Information Officer, the Chief Risk Officer and the Chief Information Security Officer may convene ad hoc meetings with board members. Our incident response plan set forth procedures for incident escalation, including convening crisis committees comprised by members of our Board of Directors, in order to facilitate decision-making procedures in response to cybersecurity events. Our crisis committees analyze the quantitative and/or qualitative materiality of cybersecurity events to determine if they exceeds the materiality thresholds and the actions to be taken in response thereto, which enables us to adopt swift and effective responses to mitigate potential impacts on our operations and reputation.

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

2(d)

Description of Securities Registered under Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 2(d) to our Annual Report on Form 20-F (File No. 001-37777) filed on April 26, 2023).

8.1	List of subsidiaries of Grupo Supervielle as of the date of this annual report (filed herein).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).

97	Incentive Compensation Clawback Policy (filed herein).

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

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
Name: Mariano Biglia
Title: Chief Financial Officer

Date: April 26, 2024

Consolidated Financial Statements

As of December 31, 2023, 2022 and

for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Supervielle S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statement, consolidated statement of other comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flow for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Fair value of financial instruments that do not have an active market

As described in Notes 2.a and 6.1 to the consolidated financial statements, the fair value of financial instruments not listed in active markets is determined based on valuation techniques. The balance of this type of instruments as of December 31, 2023 is  Ps.16,121,461 thousand. Included in this balance are Ps.15,804,570 thousand of financial assets which are classified as Level 2. These financial instruments are priced using internal methods and assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value the financial instruments included implicit rates in the last available tender for similar securities and spot rate curves. These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

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

Estimation of the allowance for loan losses of financial assets measured at amortized cost and fair value through OCI

As described in Notes 1.11.2, 1.11.6, 2.b and 25 to the consolidated financial statements, the Company’s allowance for loan losses was Ps.17,448,828 thousand as of December 31, 2023. The Company assesses impairment under the expected credit losses method described in International Financial Reporting Standard N°9 “Financial Instruments” (“IFRS 9”). Management’s models used to determine the expected credit loss include the use of significant judgement, and assumptions such as the definition of what is considered to be a significant increase in credit risk and the development of assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, monetary policy rate, private sector real loans and private sector real wage.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses of financial assets measured at amortized cost and fair value through OCI is a critical audit matter are: (i) that is an area highly subjective that involves a significant amount of judgment and effort in developing the valuation models for determining the allowance for loan losses, (ii) the significant judgments and estimations made by management in both the forecast of macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, monetary policy rate, private sector real loans and private sector real wage and in the definition of what is considered to be a significant increase in credit risk, both of which significantly affect its estimate of expected credit losses at the balance sheet date, (iii) the audit of these figures involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others, (i) evaluating models used by management, the reasonableness of significant assumptions of forecasts of macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, monetary policy rate, private sector real loans and private sector real wage, the methodology used for the generation of the macroeconomic scenarios (ii) evaluating the definition of what is considered to be a significant increase in credit risk (iii) testing the mathematical accuracy of the impairment calculation for the credit balances (iv) testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in evaluating and testing the appropriateness of the models used by management and the reasonableness of the definition of what is considered to be a significant increase in credit risk, the assumptions and estimates made by Management to incorporate relevant information about past events, current conditions and forecasts of economic conditions.

/s/ PRICE WATERHOUSE & Co. S.R.L. /s/ MARIA MERCEDES BAÑO (Partner)

Maria Mercedes Baño

Buenos Aires, Argentina

April 26, 2024.

We have served as the Company’s auditor since 2008.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2023 and 2022

(Expressed in thousands of pesos)

	12/31/2023	12/31/2022
ASSETS
Cash and due from banks (Note 1.6 and 5)	229,098,272	150,719,643
Cash	114,005,581	59,547,824
Financial institutions and correspondents
Argentine Central Bank	103,634,933	84,654,328
Other local financial institutions	10,241,998	6,428,404
Others	1,215,760	89,087
Debt Securities at fair value through profit or loss (Note 1.6, 1.8, 5, 6 and 15.1)	46,415,822	69,707,595
Derivatives (Note 1.9, 5, 6, 9 and 15.2)	3,795,093	920,381
Reverse Repo transactions (Note 5 and 8)	755,708,132	67,206,248
Other financial assets (Note 1.6, 5, 6 and 15.3)	46,499,784	25,246,191
Loans and other financing (Note 5 and 25)	482,455,084	728,474,749
To the non-financial public sector	2,070,115	864,785
To the financial sector	4,006,546	2,007,125
To the Non-Financial Private Sector and Foreign residents	476,378,423	725,602,839
Other debt securities (Note 5, 6 and 15.4)	251,180,541	839,975,567
Financial assets pledged as collateral (Note 5, 6 and 15.5)	46,382,606	45,056,529
Current income tax assets	—	3,039,566
Inventories (Note 15.6)	—	208,923
Investments in equity instruments (Note 5 and 6)	365,985	1,565,010
Property, plant and equipment (Note 12)	51,151,635	57,217,390
Investment Property (Note 13)	45,597,064	52,637,396
Intangible assets (Note 14)	67,634,055	69,368,706
Deferred income tax assets (Note 4.1)	12,960,099	37,997,568
Other non-financial assets (Note 15.7)	18,763,829	16,647,728
TOTAL ASSETS	2,058,008,001	2,165,989,190

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2023 and 2022

(Expressed in thousands of pesos)

	12/31/2023	12/31/2022
LIABILITIES
Deposits (Note 5 and 15.8)	1,548,928,056	1,705,009,583
Non-financial public sector	100,747,830	86,705,591
Financial sector	476,539	315,861
Non-financial private sector and foreign residents	1,447,703,687	1,617,988,131
Liabilities at fair value through profit or loss (Note 5 and 15.9)	607,903	6,661,539
Repo transactions (Note 5 and 8)	940,332	—
Other financial liabilities (Note 5 and 15.10)	72,738,928	56,381,855
Financing received from the Argentine Central Bank and other financial institutions (Note 1.6, 5 and 15.11)	2,691,969	17,219,834
Unsubordinated debt securities (Note 1.6, 5 and 23)	—	1,748,271
Current income tax liability	737,181	—
Provisions (Note 15.12 and 16 )	14,897,667	5,267,946
Deferred income tax liabilities (Note 4.1)	1,614,907	565,339
Other non-financial liabilities (Note 15.13)	73,200,297	85,591,165
TOTAL LIABILITIES	1,716,357,240	1,878,445,532
SHAREHOLDERS' EQUITY
Capital stock	442,672	444,411
Paid in capital	254,538,548	264,229,227
Inflation Adjustment of capital stock	27,960,909	28,325,583
Treasury shares	14,050	12,311
Inflation adjustment of treasury shares	2,944,946	2,580,272
Cost of Treasury shares	(5,166,412)	(4,307,608)
Reserves	4,307,608	19,308,569
Retained earnings	(6,949,145)	(15,985,874)
Other comprehensive income	11,668,481	8,364,164
Net Income/ (loss) for the year	51,615,837	(15,654,911)
Shareholders' Equity attributable to owners of the parent company	341,377,494	287,316,144
Shareholders' Equity attributable to non-controlling interests	273,267	227,514
TOTAL SHAREHOLDERS' EQUITY	341,650,761	287,543,658

The accompanying Notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of pesos)

	12/31/2023	12/31/2022	12/31/2021
Interest income (Note 15.14)	1,157,697,255	784,354,347	627,418,680
Interest expenses (Note 15.15)	(825,494,087)	(515,399,394)	(366,990,536)
Net interest income	332,203,168	268,954,953	260,428,144
Net income from financial instruments measured at fair value through profit or loss (Note 15.16)	138,081,046	56,821,678	53,923,603
Result from derecognition of financial assets measured at amortized cost	16,857,100	1,531,618	1,541,901
Exchange rate differences on gold and foreign currency	5,800,908	8,541,784	6,019,802
Net Income From Financial instruments And Exchange Rate Differences	160,739,054	66,895,080	61,485,306
Net Financial Income	492,942,222	335,850,033	321,913,450
Service Fee Income (Note 15.17)	93,125,252	94,478,177	101,091,634
Service Fee Expense (Note 15.18)	(24,176,077)	(33,392,724)	(30,818,243)
Income from insurance activities (Note 15.19)	14,431,313	14,104,154	13,777,397
Net Service Fee Income	83,380,488	75,189,607	84,050,788
Subtotal	576,322,710	411,039,640	405,964,238
Results from exposure to changes in the purchasing power of money	(108,923,511)	(55,271,939)	(47,361,901)
Other operating income (Note 15.20)	23,688,747	32,671,074	32,616,164
Impairment losses on financial assets	(33,640,071)	(44,129,627)	(54,168,977)
Net operating income	457,447,875	344,309,148	337,049,524
Personnel expenses (Note 15.21)	(160,395,452)	(167,825,508)	(155,237,181)
Administration expenses (Note 15.22)	(84,438,694)	(88,946,808)	(93,147,074)
Depreciation and impairment of non-financial assets (Note 15.23)	(31,931,273)	(31,447,803)	(25,629,749)
Other operating expenses (Note 15.24)	(94,289,712)	(82,925,021)	(71,870,346)
Income / (Loss) before taxes	86,392,744	(26,835,992)	(8,834,826)
Income tax (Note 4)	(34,734,935)	11,164,078	(1,697,922)
Net Income / (Loss) for the year	51,657,809	(15,671,914)	(10,532,748)
Net Income / (Loss) for the year attributable to owners of the parent company	51,615,837	(15,654,911)	(10,521,726)
Net Income / (Loss) for the year attributable to non-controlling interests	41,972	(17,003)	(11,022)
NUMERATOR
Net Income / (Loss) for the year attributable to owners of the parent company	51,615,837	(15,654,911)	(10,521,726)
PLUS: Diluting events inherent to potential ordinary shares	—	—	—
Net income attributable to owners of the parent company adjusted by dilution	51,615,837	(15,654,911)	(10,521,726)

DENOMINATOR

Weighted average of oustanding ordinary shares	442,727	454,274	456,722
Weighted average of oustanding ordinary shares issued of the period adjusted by dilution effect	442,727	454,274	456,722

Basic Income	116.59	(34.46)	(23.04)
Diluted Income	116.59	(34.46)	(23.04)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of pesos)

	12/31/2023	12/31/2022	12/31/2021
Net Income / (loss) for the year	51,657,809	(15,671,914)	(10,532,748)
Components of Other Comprehensive Income that will not be reclassified to profit or loss
Revaluation (Losses)/Surplus of property, plant and equipment	(2,093,627)	(2,611,299)	637,240
Income tax	732,769	913,953	(1,307,425)
Net revaluation surplus of property, plant and equipment	(1,360,858)	(1,697,346)	(670,185)
(Loss) / income from equity instruments at fair value through other comprehensive income	(703,959)	(146,377)	23,960
Income tax	246,386	51,233	3,724
Net Income / (loss) from equity instruments at fair value through other comprehensive income	(457,573)	(95,144)	27,684
Total Other Comprehensive Income that will not be reclassified to profit or loss	(1,818,431)	(1,792,490)	(642,501)
Components of Other Comprehensive Income that may be reclassified to profit or loss
Income/(loss) from financial instruments at fair value through other comprehensive income	7,370,679	(3,162,706)	729,740
Income tax	(2,687,007)	1,149,076	(415,611)
Net income/ (loss) from financial instruments at fair value through other comprehensive income	4,683,672	(2,013,630)	314,129
Foreign currency translation adjustment	442,857	190,121	2,457
Foreign currency translation adjustment for the fiscal year	442,857	190,121	2,457
Other Comprehensive Income / (loss) that may be reclassified to profit or loss	5,126,529	(1,823,509)	316,586
Other Comprehensive Income / (loss)	3,308,098	(3,615,999)	(325,915)
Other comprehensive Income / (loss) attributable to parent company	3,304,317	(3,612,173)	(325,499)
Other comprehensive Income / (loss) attributable to non-controlling interest	3,781	(3,826)	(416)
Comprehensive Income / (loss)	54,965,907	(19,287,913)	(10,858,663)
Comprehensive Income / (loss) for the year attributable to owners of the parent company	54,920,154	(19,267,084)	(10,847,225)
Comprehensive Income / (loss) for the year attributable to non-controlling interest	45,753	(20,829)	(11,438)

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended on December 31, 2023, 2022 and 2021

(Expressed in thousands of pesos)

													Total
												Total	Shareholders´
											Other	Shareholders´ equity	equity attributable	Total
	Capital	Inflation adjustment	Paid in	Treasury	Inflation	Cost of	Inflation adjustment	Legal	Other	Retained	comprehensive	attributable to parent	to non-controlling	shareholders´
Items	stock	of capital Stock	capital	shares	adjustment of treasury shares	of treasury shares	of cost of treasury shares	reserve	reserves	earnings	income	company	interest	equity
Balance at December 31, 2020	456,722	30,905,855	264,229,227	—	—	—	—	—	—	18,551,566	12,283,204	326,426,574	259,613	326,686,187
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
- Other reserves	—	—	—	—	—	—	—	3,226,099	24,893,404	(28,119,499)	—	4	—	4
- Dividend distribution	—	—	—	—	—	—	—	—	—	(3,122,242)	—	(3,122,242)	—	(3,122,242)
Net loss for the year	—	—	—	—	—	—	—	—	—	(10,521,726)	—	(10,521,726)	(11,022)	(10,532,748)
Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(325,499)	(325,499)	(416)	(325,915)
Balance at December 31, 2021 (IFRS 4)	456,722	30,905,855	264,229,227	—	—	—	—	3,226,099	24,893,404	(23,211,901)	11,957,705	312,457,111	248,175	312,705,286
Adjustment IFRS17	—	—	—	—	—	—	—	—	—	(34,585)	—	(34,585)	—	(34,585)
Balance at December 31, 2021	456,722	30,905,855	264,229,227	—	—	—	—	3,226,099	24,893,404	(23,246,486)	11,957,705	312,422,526	248,175	312,670,701
Other movements	—	—	—	—	—	—	—	—	—	(18,632)	18,632	—	—	—
Share premium in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	168	168
Distribution of retained earnings by the shareholders’ meeting on April 27, 2022:
Use of reserves	—	—	—	—	—	—	—	—	(7,279,244)	7,279,244	—	—	—	—
Dividend payment	—	—	—	—	—	—	—	—	(1,531,690)	—	—	(1,531,690)	—	(1,531,690)
Acquisition of own shares	(12,311)	(2,580,272)	—	12,311	2,580,272	(385,448)	(3,922,160)	—	—	—	—	(4,307,608)	—	(4,307,608)
Net Income for the year	—	—	—	—	—	—	—	—	—	(15,654,911)	—	(15,654,911)	(17,003)	(15,671,914)
Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(3,612,173)	(3,612,173)	(3,826)	(3,615,999)
Balance at December 31, 2022	444,411	28,325,583	264,229,227	12,311	2,580,272	(385,448)	(3,922,160)	3,226,099	16,082,470	(31,640,785)	8,364,164	287,316,144	227,514	287,543,658
Distribution of retained earnings by the shareholders’ meeting on April 27, 2023:
Use of reserves	—	—	(9,690,679)	—	—	—	—	(3,226,099)	(11,774,862)	24,691,640	—	—	—	—
Share premium in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Constitution of reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of Treasury shares	(1,739)	(364,674)	—	1,739	364,674	(295,449)	(563,355)	—	—	—	—	(858,804)	—	(858,804)
Net Income for the year	—	—	—	—	—	—	—	—	—	51,615,837	—	51,615,837	41,972	51,657,809
Other comprehensive Income for the year	—	—	—	—	—	—	—	—	—	—	3,304,317	3,304,317	3,781	3,308,098
Balance at December 31, 2023	442,672	27,960,909	254,538,548	14,050	2,944,946	(680,897)	(4,485,515)	—	4,307,608	44,666,692	11,668,481	341,377,494	273,267	341,650,761

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the financial years ended on December 31, 2023, 2022 and 2021

(Expressed in thousands of pesos)

	12/31/2023	12/31/2022	12/31/2021
Cash flow from operating activities

Net Income /(loss) for the year	51,657,809	(15,671,914)	(10,532,748)
Adjustments to obtain flows from operating activities:
Income tax	34,734,935	(11,164,078)	1,697,922
Depreciation and Impairment of non - financial assets	31,931,273	31,447,803	25,629,749
Impairment losses on financial assets	33,640,071	44,129,627	54,168,977
Other adjustments:
Exchange rate difference on gold and foreign currency	(5,800,908)	(8,541,784)	(6,019,802)
Interest Income from loans and other financings	(1,157,697,255)	(784,354,347)	(627,418,680)
Interest Expense from deposits and financing received	825,494,087	515,399,394	366,990,536
Net income financial assets measured at fair value through profit or loss	(138,081,046)	(56,821,678)	(53,923,603)
Fair value measurement of investment properties	7,012,278	2,503,275	2,675,231
Results from exposure to changes in the purchasing power of money	108,923,511	55,271,939	47,361,901
Interest on liabilities for financial leases	33,690	1,555,148	1,630,621
Provisions reversed	(5,502,611)	(10,127,903)	(10,395,360)
Result from derecognition of financial assets measured at amortized cost	(16,857,100)	(1,531,618)	(1,541,901)

(Increases) / decreases from operating assets:

Debt securities at fair value through profit or loss	188,466,001	59,790,591	72,763,588
Derivatives	(2,874,712)	425,411	(27,824)
Reverse Repo transactions	(688,501,884)	192,719,662	(55,242,994)
Loans and other financing
To the non-financial public sector	(1,205,330)	(726,857)	77,519
To the other financial entities	(1,999,421)	(1,541,063)	(355,621)
To the non-financial sector and foreign residents	1,378,784,211	965,844,886	605,826,836
Other debt securities	588,795,026	(361,184,054)	(104,672,168)
Financial assets pledged as collateral	(1,326,077)	6,746,784	(6,893,080)
Other assets	(93,625,284)	48,110,871	(49,652,616)

Increases / (decreases) from operating liabilities:

Deposits
Non-financial public sector	14,042,239	17,098,039	(2,828,948)
Financial sector	160,678	78,686	(288,535)
Private non-financial sector and foreign residents	(995,778,531)	(577,355,825)	(249,749,858)
Derivatives	—	—	(18,264)
Repo transactions	940,332	—	—
Liabilities at fair value through profit or loss	(6,053,636)	(5,793,288)	(5,875,798)
Other liabilities	15,216,610	(98,506,299)	67,909,146
Income Tax paid	(6,579,003)	(2,637,426)	(9,829,034)

Net cash provided by operating activities (A)	157,949,953	5,163,982	51,465,192

Cash flows from investing activities

Payments related to:
Purchase of PPE, intangible assets and other assets	(24,751,267)	(26,038,772)	(30,469,603)
Purchase of liabilities and equity instruments issued by other entities	1,199,025	38,113	(538,013)
Collections:
Disposals related to PPE, intangible assets and other assets	4,662,862	2,475,354	2,529,757

Net cash used in investing activities (B)	(18,889,380)	(23,525,305)	(28,477,859)

Cash flows from financing activities
Payments:
Lease liabilities	(5,004,160)	(7,927,034)	(14,721,681)
Unsubordinated debt securities	(1,782,823)	(4,677,087)	(45,936,548)
Financing received from the Argentine Central Bank and other financial institutions	(152,329,300)	(543,661,474)	(211,897,764)
Subordinated debt securities	—	—	(10,442,289)
Dividends distribution	—	(1,531,690)	(3,122,242)
Acquisition of treasury shares	(858,804)	(4,307,609)	—
Collections:
Unsubordinated debt securities	34,552	—	13,661,245
Financing received from the Argentine Central Bank and other financial institutions	137,801,435	522,953,299	196,241,415

Net cash used in financing activities (C)	(22,139,100)	(39,151,595)	(76,217,864)

Effects of exchange rate changes (D)	216,959,159	9,707,018	67,022,844
Result from exposure to changes in the purchasing power of the currency of Cash and equivalents (E)	(250,572,106)	(54,108,987)	(103,829,795)
Net increase/ (decrease) in cash and cash equivalents (A+B+C+D+E)	83,308,526	(101,914,887)	(90,037,482)
Cash and cash equivalents at the beginning of the year	169,408,365	271,323,252	361,360,734
Cash and cash equivalents at the end of the year	252,716,891	169,408,365	271,323,252

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

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

Grupo Supervielle´s Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021  include the assets, liabilities and results of the controlled companies detailed in Note 1.2.

1.1    Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IASB”).

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

These consolidated financial statements as of December 31, 2023, were approved by resolution of the Board of Directors' meeting held on April 26, 2024.

1.1.1Going concern

The consolidated financial statements as of December 31, 2023, 2022 and 2021 have been prepared on a going concern basis as there is a reasonable expectation that Grupo Supervielle will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

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

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2023 reached 815.6. Consequently, the Company has restated its consolidated financial statements in the terms of IAS 29 for the year ended December 31, 2023.

Grupo Supervielle used the National Consumer Price Index (National CPI) to restate balances and transactions. The tables below show the evolution of these indexes in the last three years and as of December 31, 2023 according to official statistics (INDEC):

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	As of December 31,
Variation in Prices	2021	2022	2023
Annual	50.9%	94.8%	211.4%
Accumulated 3 years	216.1%	300.3%	815.6%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2023 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

Grupo Supervielle restated all the non-monetary items in order to reflect the impact of inflation in terms of the measuring unit current as of December 31, 2023. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and Equity. Each item must be restated since the date of the initial recognition in Grupo Supervielle's accounts or since the date of the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2023.

Comparative figures must also be presented in the measuring unit current as of December 31, 2023. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period.

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

The items of the Statement of Cash Flows must also be restated in terms of the measuring unit current at the closing date of the Statement of Financial Position. IAS 29 paragraph para 33 states that all items in the statement of cash flows are expressed in terms of the measuring unit current at the end of the reporting period.

Restatement of the Statement of Changes in Shareholder’s Equity

All components of the Statement of Changes in Shareholder’s Equity must be restated from the dates on which the items were contributed or otherwise arose.

1.1.3Change in accounting policies and new accounting standards

The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2023, none of which had a material impact on the entity, except for the application of IFRS 17, “Insurance Contracts” :

(a) Amendments to IAS 1 Presentation of Financial Statements, IFRS Practice Paper 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

(b) Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

(c) IFRS  17 “Insurance contracts”

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

On January  1, 2023, the Group adopted IFRS 17 ‘Insurance Contracts’. As required by the Standard, the Group applied the requirements retrospectively as from the transition date (January 1, 2022) with comparative data for periods before the transition date presented as previously published under IFRS 4 ‘Insurance Contracts’. IAS 1 ‘Presentation of Financial Statements’ requires that a third statement of financial position as of the transition date of January 1, 2022 to be disclosed, since the impact of the application is not material the Group decided not to present such statement.

The Group has determined that reasonable and supportable information was available for all contracts in force at the transition date. Accordingly, the Group has: identified, recognised and measured each group of insurance contracts and each insurance acquisition cash flows asset in this category as if IFRS 17 had always applied; derecognised any existing balances that would not exist if IFRS 17 had always applied; and recognised any resulting net difference in equity. At the transition date, the implementation of this Standard had the following impact.

The method used by the Group in the transition was the full retrospective approach, establishing the transition date as January 1, 2022.

	January 1, 2022
	Insurance contracts under IFRS 4	Re-measured	Insurance contracts under IFRS 17
Assets	5,229,639	(4,843,303)	386,336
Liabilities	(4,958,210)	4,808,718	(149,492)
Total	271,429	(34,585)	236,844

See Notes 1.26 and 18 for more detail on the impacts of the application of this new Standard.Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group:

(a) Amendments to IAS 16 – Leases

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

The impact from the application of this standard will not be material.

(b)  Amendments to IAS 1 – Non-current assets with covenants

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a Financial liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024. The impact from the application of this standard will not be material.

(c) Amendments to IAS 21 - Lack of Interchangeability

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

The amendments establish a two-step approach to assessing whether a currency can be exchanged for another currency and, where this is not possible, determining the exchange rate to be used and the information to be disclosed.

The modifications will be efective for the years beginning on January 1, 2025 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its Consolidated Financial Statements.

1.2.    Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which Grupo Supervielle has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether Grupo Supervielle has power over the other entity. For a right to be substantive, the holder must have the practical ability to exercise such right whenever it is necessary to make decisions to direct the activities of the entity. Grupo Supervielle can have control over an entity, even when it has less voting powers than those required for the majority.

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

The following chart details the subsidiaries included in the consolidation process:

		Percentage of direct or indirect investment in capital stock
Company	Main Activity	12/31/2023		12/31/2022		12/31/2021
Banco Supervielle S.A.	Commercial Bank	99.90	% (1)	99.90	% (1)	99.90	% (1)
IUDÚ Compañia Financiera S.A	Financial Company	—	% (2)	99.90%		99.90%
Tarjeta Automática S.A.	Credit Card	—	% (2)	99.91%		99.99%
Supervielle Asset Management S.A.	Asset Management and Other Services	100.00%		100.00%		100.00%
Sofital S.A.U.F.e.I.	Real State	100.00%		100.00%		100.00%
Espacio Cordial de Servicios S.A.	Retail Services	100.00%		100.00%		100.00%
Supervielle Seguros S.A.	Insurance	100.00%		100.00%		100.00%
Micro Lending S.A.U.	Financial Company	100.00%		100.00%		100.00%
InvertirOnline S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%		100.00%		100.00%
IOL Holding S.A.	Financial Company	100.00%		100.00%		100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%		100.00%		100.00%
Bolsillo Digital S.A.U.	Fintech	100.00%		100.00%		100.00%
Supervielle Agente de Negociación S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Dólar IOL S.A.U.	Financial Company	100.00%		100.00%		100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99.87%, as of 12/31/2023, 12/31/2022 and 12/31/2021 respectively.
(2)	On June 8, 2023, a definitive merger commitment between Banco Supervielle S.A. IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A.was signed. Refer to note 33 of the consolidated financial statements for more detail on the agreement.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

For consolidation purposes, financial statements corresponding to the year ended December 31, 2023 were used, which cover the same period of time with respect to Grupo Supervielle's financial statements.

Inter-company transactions, balances and unrealised gains on transactions between Grupo Supervielle companies are eliminated.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in shareholder´s equity and statement of financial position respectively.

In accordance with the provisions of IFRS 3, the acquisition method is the one used to account for the acquisition of subsidiaries. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured at their fair values on the date of acquisition.

The excess of the: (i)consideration transferred, (ii) non-controlling interest in the acquired entity, and (iii) acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

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

Operating segments are reported in a manner consistent with the internal reporting provided to:

(i)	Key senior management who allocate resources to and assess the performance of the operating segment; and
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

Translation of foreign operations

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into Grupo Supervielle's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

•Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position.

•Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in the measuring unit current at the end of the reporting period (see Note 1.1.2).

All the differences resulting from the translation were recognized in the "Foreign currency translation adjustment" line of the Consolidated Statement of Other Comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated  translation  differences must be recognized in the Consolidated Income Statement  as part of the gain or loss from the sale or disposal.

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

As of December 31, 2023 and 2022, the balances in U.S. dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than U.S. dollars, they have been converted to this currency using the exchange rates derived from repo transactions reported by the Argentine Central Bank.

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

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2023	12/31/2022	12/31/2021
Cash and due from banks	229,098,272	150,719,643	197,594,880
Debt securities at fair value through profit or loss	20,598,059	17,471,554	63,109,218
Money Market Funds	3,020,560	1,217,168	10,619,154
Cash and cash equivalents	252,716,891	169,408,365	271,323,252

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Reconciliation between balances as appearing on the Statement of Financial Position and the items in the Statement of Cash Flow:

Items	12/31/2023	12/31/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	229,098,272	150,719,643	197,594,880
As per the Statement of Cash Flow	229,098,272	150,719,643	197,594,880
Debt securities at fair value through profit or loss
As per Statement of Financial Position	46,415,822	69,707,595	119,850,286
Securities not considered a cash equivalents	(25,817,763)	(52,236,041)	(56,741,068)
As per the Statement of Cash Flow	20,598,059	17,471,554	63,109,218
Money Market Funds
As per Statement of Financial Position – Other financial assets	46,499,784	25,246,191	84,456,802
Other financial assets not considered a cash equivalents	(43,479,224)	(24,029,023)	(73,837,648)
As per the Statement of Cash Flow	3,020,560	1,217,168	10,619,154

Reconciliation of liabilities from financing activities at December 31, 2023, 2022 and 2021 is as follows:

		Cash Flows		Other non-cash
Items	12/31/2022	Inflows	Outflows	movements	12/31/2023
Unsubordinated debt securities	1,748,271	34,552	(1,782,823)	—	—
Financing received from the Argentine Central Bank and other financial institutions	17,219,834	137,801,435	(152,329,300)	—	2,691,969
Lease Liabilities	4,884,311	—	(5,004,160)	2,977,354	2,857,505
Total	23,852,416	137,835,987	(159,116,283)	2,977,354	5,549,474

		Cash Flows		Other non-cash
Items	12/31/2021	Inflows	Outflows	movements	12/31/2022
Unsubordinated debt securities	6,425,358	—	(4,677,087)	—	1,748,271
Financing received from the Argentine Central Bank and other financial institutions	37,928,009	522,953,299	(543,661,474)	—	17,219,834
Lease Liabilities	8,239,249	—	(7,927,034)	4,572,096	4,884,311
Total	52,592,616	522,953,299	(556,265,595)	4,572,096	23,852,416

		Cash Flows		Other non-cash
Items	12/31/2020	Inflows	Outflows	movements	12/31/2021
Unsubordinated debt securities	38,700,661	13,661,245	(45,936,548)	—	6,425,358
Subordinated debt securities	10,442,289	—	(10,442,289)	—	—
Financing received from the Argentine Central Bank and other financial institutions	53,584,358	196,241,415	(211,897,764)	—	37,928,009
Lease Liabilities	10,819,781	—	(14,721,681)	12,141,149	8,239,249
Total	113,547,089	209,902,660	(282,998,282)	12,141,149	52,592,616

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2023, presented in comparative format

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

-Held for trading.

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

Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

●	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to Grupo Supervielle’s key personnel.
●	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
●	How Grupo Supervielle’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected).
●	The expected frequency, the value, moment and reasons of sales are also important aspects.

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

As of December 31, 2023, presented in comparative format

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

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs, and are subsequently measured at fair value through other comprehensive income. Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity. Losses or reversals due to impairment, interest income and exchange rate gains and losses are recognized in profit or loss. At the time of its sale or disposal, the accumulated gain or loss previously recognized in other comprehensive income is reclassified from equity to the Consolidated Income Statement.

iii)    Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

●	Instruments held for trading
●	Instruments specifically designated at fair value through profit or loss
●	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the Consolidated Income Statement.

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

The fair value of these instruments was calculated using the quotes in active markets at the end of each fiscal year. In the absence of an active market, valuation techniques were used that included the use of market operations carried out under conditions of mutual independence, between interested and duly informed parties, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or discounted cash flow analysis. The estimation of fair values is explained in greater detail in the Note 2 “critical accounting policies and estimates”.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

1.9.    Derivatives

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognised as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the Consolidated Income Statement.

Grupo Supervielle does not apply hedge accounting.

1.10.   Repo Transactions

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans since the risk has not been transferred to the counterparty. Loans granted in the form of reverse repo agreements are accounted for under "Reverse repo transactions", classified by counterparty and also by the type of assets received as collateral. At the end of each month, accrued interest income is charged under "Reverse repo transactions" with its corresponding offsetting entry in "Interest Income". The assets received and sold by Grupo Supervielle are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.

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

IFRS 9 outlines a “three stages” model for impairment based on changes in credit quality since initial recognition:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

•Financial instruments in “Stage 1”, have their ECL measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Instruments in “Stage 2” or “Stage 3” have their, ECL measured based on expected credit losses on a lifetime basis. Note 1.11.2 includes a description of how Grupo Supervielle defines when a significant increase in credit risk has occurred.

•A pervasive concept in the measuring ECL in accordance with IFRS 9 is that it should consider forward-looking information.

•Purchased or originated credit-impaired financial assets are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis (“Stage 3”).

The following diagram summarizes the impairment requirement under IFRS 9 (other than purchased or originated credit-impaired):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	credit-impaired assets)
12 month- ECL	Lifetime ECL

The following describes Grupo Supervielle´s key judgements and assumptions for ECL measurement:

1.11.2   Significant increase in credit risk

Grupo Supervielle considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Personal and Business Banking

●	Portfolios between 31 and 90 days past due.
●	Credit origination score has deteriorated by more than 30% with respect to the current behavioural score.
●	Internal Behavioral Score is less than cut off (1).

(1) High Income Customers: Plan Sueldo segment (payrroll customers) >=400, Open Market Segment >=650 and Senior Citizens Segment>=600. Other customers: Plan Sueldo Segment (payrroll customers) >=500, Open Market Segment >=700 and Senior Citizens Segment >=600

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Corporate Banking

●	Portfolios between 31 and 90 days past due.
●	Maximum Argentine Central Bank (BCRA) Situation equal to 2.
●	Have a behavioural score with probability of default “PD” greater than 30%.
●	Its credit rating deteriorated by more than two notes with respect to its credit approval rating.

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

The risk rating matrix by industry is presented below, as of December 31, 2023 no high or very high risk industries have been identified:

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

RISK RATING BY INDUSTRY
SGR	Low	Professionals	Medium
Others	Low	Home Appliances (Product.)	Medium
Sugar Industry	Medium	Appliances (Commercial)	Medium
Public Construction	High	Health	High
Textile	Medium	Tourism and gastronomy	Medium
Real Etate	Medium	Passenger Transport	Medium
Sports	Medium	Refrigerators	Medium
Entertaiment	Medium

In case of activities with high or very high risk, the financial assets are included in Stage 2.

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

For expected credit loss provisions modelled on a collective basis, Grupo Supervielle has developed internal models. The grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within group are homogeneous. In performing the grouping there must be sufficient information for the group to be statistically reliable.

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
Credit card loans (1)
Mortgage loans
Automobile and other secured loans
Refinancing
Other financings
	Loss Given Default (LGD)	Personal loans (1)
Credit card loans (1)
Automobile and other secured loans
Overdrafts
Mortgage loans

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Group	Parameter	Grouping
Refinancing
Other financings

Group	Parameter	Grouping
Corporate Banking	Probability of Default (PD) (2)	Medium companies
Small companies
Financial sector
	Severidad (LGD)	Secured loans
Unsecured loans

(1)	For credit cards and personal loans, Grupo Supervielle includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business Banking, former senior citizens and former payroll.

(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.11.4Definition of default and credit-impaired

Grupo Supervielle defines a financial instrument as in default when such instrument meets one or more of the following criteria:

Personal and Business Banking

●	Financial instruments more than 90 days past due on its contractual payments.

Corporate Banking

●	Financial instruments more than 90 days past due.
●	Financial instruments with Argentine Central Bank situation greater than or equal to 3.
●	C or D behavioural score.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of default used for the administration of credit risk. Likewise, such definition is consistently applied to define PD ("Probability of Default"), Exposure at Default ("EAD") and Loss Given Default ( "LGD").

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

1.11.5Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default ("PD"), Exposure at default ("EAD") and Loss Given Default ("LGD"), defined as follows:

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the "Definition of default and credit impaired" set forth in Note 1.11.4), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.
●	EAD is based on the amounts Grupo Supervielle expects to be owed at the time of default, over the next 12 months (12 months EAD) or over the remaining lifetime (lifetime EAD). For example, for a revolving credit facility, Grupo Supervielle includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.
●	LGD represents Grupo Supervielle´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default. LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be incurred if a default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if adefault occurs over the remaining expected life of the loan.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2023, as for its portfolios, Grupo Supervielle concluded that three scenarios have properly captured non-linearities. Scenario analysis are defined by means of a combination of statistic and expert judgement analysis, taking into account the range of potential results of which each scenario is representative. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. Grupo Supervielle considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of Grupo Supervielle to establish that chosen scenarios are representative of the range of possible scenarios.

The most significant assumptions used to calculate ECL as of December 31, 2023 are as follows:

Parameter	Industry / Segment	Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
	Personal and Business Banking	Inflation Rate	205.6%	173.9%	301.7%
Probability of Default		Private Sector Real Wage	(0.2)%	2.9%	(5.0)%
	Corporate Banking	Private Sector Real Wage	(0.2)%	2.9%	(5.0)%
		Monthly Economic Activity Estimator	145	150	141
	Personal and Business Banking	Private Sector Real Wage	(0.2)%	2.9%	(5.0)%
Loss Given Default		Monetary Policy Rate	105.0%	94.5%	154.1%
	Corporate Banking	Private Sector Real Loans	245.2%	109.4%	193.7%
		Exchange rate	2,011	1,857	3,374

The following are weightings assigned to each scenario as of December 31, 2023:

Scenario 1	60%
Scenario 2	20%
Scenario 3	20%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2023 that would result from reasonably potential changes in the following parameters:

December 31, 2023
Reported ECL Allowance	17,448,828
Gross carrying amount	499,903,912
Reported Loss rate	3.49%
Irregular Portfolio Coverage	236.48%
ECL amount by scenarios
Favorable scenario (Allowances for loan losses)	15,715,368
Unfavorable scenario (Allowances for loan losses)	19,595,418

Loss Rate by scenarios
Favorable scenario	3.14%
Unfavorable scenario	3.92%

Coverage Ratio by Scenario
Favorable scenario	212.98%
Unfavorable scenario	265.57%

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

Land and buildings are recognised at fair value based on periodic, valuations by external independent valuers, less subsequent depreciation for buildings. A revaluation surplus is credited to shareholders’ equity.

Management updates the valuation of the fair value of land and buildings (classified as property, plant and equipment), taking into account independent valuations. The sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per square meter (Level 3).  Management determines the value of property, plant and equipment within a range of fair value estimates and considering the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

Increases in the carrying amounts arising on revaluation of land and buildings are recognised, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses  a decrease previously recognised in profit or loss, the increase is first recognised in profit or loss. Decreases that reverse previous increases of the same asset are first recognised in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss. Each year, the difference between depreciation based on the revalued carrying amount of the asset charged to profit or loss and depreciation based on the asset’s original cost, is reclassified from the property, plant and equipment revaluation surplus to retained earnings.

All other property, plant and equipment is stated at historical cost (adjusted for inflation as explained in Note 1.1.2)  less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Grupo Supervielle, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

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

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

Movements in investment properties for the year ended December 31, 2023 and 2022 were as follows:

	12/31/2023	12/31/2022
Income derived from rents (rents charged)	89,087	228,579
Direct operating expenses of properties that generated income derived from rents	(15,681)	(17,655)
Fair value remeasurement	(7,012,278)	(2,503,275)
Total	(6,938,872)	(2,292,351)

The net result generated by the investment property as of December 31, 2023 and 2022 amounts to a loss of $6,938,872 and an loss of $2,292,351 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the Consolidated Income Statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

1.15.   Inventories

As of December 31, 2023, the Group has no inventory balance.

As of December 31, 2022, inventories were valued at the lower of cost and net realizable value. Cost includes the acquisition costs (net of discounts, rebates and similar), as well as other costs that have been incurred to bring the inventories to their current location and conditions to be commercialized. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of sale.

Grupo Supervielle evaluates the net realizable value of inventories at the end of each year, charging the corresponding value correction to results to the extent that the book value exceeds the net realizable value. The Group reverses previously recognised impairment losses when the circumstances that previously caused the value adjustment cease to exist, or when there is clear evidence of an increase in net value.  The Group establishes a provision for obsolete or slow-moving products relative to the inventory at the end of each year. This forecast is established based on an analysis of product obsolescence carried out by management.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

An Entity will be deemed to have an implicit obligation where (a) Grupo Supervielle has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, Grupo Supervielle has created an expectation that it will discharge those responsibilities.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

Termination benefits are payable when employment is terminated by Grupo Supervielle before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Grupo Supervielle recognises termination benefits at the earlier of the following dates: (a) when Grupo Supervielle can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and makes the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

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

1.26.   Assets and liabilities derived from insurance contracts

Grupo Supervielle applies IFRS 17 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Main accounting policies applied – Insurance Contracts

Insurance contracts

Insurance contracts are contracts under which the Group accepts a significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. In making this assessment, all material rights and obligations, including those arising from laws or regulations, are considered contract by contract. The Group uses its judgment to assess whether a contract transfers insurance risk (i.e. whether there is a scenario with commercial substance in which the Group has the possibility of a loss on a present value basis) and whether the insurance risk accepted is significant.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Separation of components

Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as investment contracts and follow accounting for financial instruments in accordance with IFRS 9. The Group has assessed whether in its contracts accept a significant insurance risk from another party, agreeing to compensate the policyholder if an uncertain future event occurs that adversely affects the policyholder. From this evaluation it has been concluded that all insurance contracts that were under the scope of IFRS 4 meet the definition of an insurance contract and therefore, the introduction of IFRS 17 does not imply any reclassification.

Aggregation level

The Group  aggregates insurance contracts taking into consideration whether they are subject to similar risks and are managed jointly, whether they are onerous or non-onerous contracts, and their year of issue, grouping by this last criteria contracts issued in the natural year, that is, between January 1 and December 31 of each year.

Measurement Model

IFRS 17 includes three measurement models, which reflect a different degree of participation of policyholders in the investment performance or the overall performance of the insurance entity: the general measurement model (GMM, also known as the block approach construction), the variable rate approach (VFA) and the premium allocation approach (PAA).

In measuring insurance contracts, the Group has decided to apply the Simplified Model (Premium Allocation Approach) because for the remaining coverage liability of contracts have a coverage period of one year or less, or in those contracts with a duration greater than year, it is not expected that a material valuation different from that of the General Model will occur.

Under the simplified approach, the Group assumes that such contracts are not onerous on initial recognition, unless facts and circumstances indicate otherwise. If the facts and circumstances indicates that some contracts are onerous, an additional evaluation is performed to distinguish onerous from non-onerous contracts. For non-onerous contracts, the Group assesses the likelihood of changes in applicable facts and circumstances in subsequent periods to determine whether the contracts have a significant possibility of becoming onerous.

Remaining coverage liability – Simplified model

Under the simplified model, the remaining coverage liability is formed by the premiums received (collected), less the insurance acquisition cash flows paid, plus or minus the allocation to results of the expected premiums or acquisition flows, respectively. The profit or loss recognition is made linearly throughout the coverage period of the contract, in the event that the accrual of the income is also linear. By default, the Group has chosen to defer acquisition expenses, although  the option of recognizing such expenses when they are incurred is also available.

The Group does not adjust the remaining coverage liability for issued insurance contracts for the effect of the time value of money, because the insurance premiums mature within the coverage period of the contracts, which is one year or less.

Liability for incurred claims – Simplified model

The groups of contracts valued under the simplified model have a liability for incurred claims calculated in a similar way to that of the General Model. Under this method, future cash flows are adjusted for the time value of money. Likewise, the risk adjustment for non-financial risk is applied to the present value of the estimated future cash flows and reflects the compensation that the Group requires for

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

enduring uncertainty about the amount and timing of the cash flows for non-financial risk as the Group complies with insurance contracts.

Discount rate

When determining discount rates for different products, the Group uses the top-down approach. In applying this approach, the Group uses the yield curve created by the market rates of return implied by the fair value of a portfolio of reference assets and adjusts it to exclude the effects of risks present in the assets, but not in insurance cash flows, except for liquidity differences, which do not need to be eliminated.

Cash flows were discounted at a target rate of return on local instrument investments of 4% at constant values, with terms and currency that match the expected flows.

Risk adjustment for non-financial risk

The risk adjustment for non-financial risk represents the compensation required for enduring uncertainty about the amount and timing of associated cash flows. To estimate the adjustment for non-financial risk, the Group has used its own methodologies based on calculations of the Value at Risk (VaR) of the commitments associated with the Life and Non-Life businesses, using a confidence level of 75%.

Reinsurance

In general, the Group values reinsurance coverage under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration greater than one year, but that a valuation significantly different from that of the General Model is not expected to occur. This method also includes the asset for claims incurred.

Income from insurance activities

Insurance income reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other insurance contract services. Insurance service expenses include claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.

The Group applies the accounting policy established in IFRS 17.86 and presents the financial performance of groups of reinsurance contracts held on a net basis on net income (expenses) of reinsurance contracts held.

In general, for the presentation of financial income or expenses from insurance contracts that arise as a consequence of the effect of the time value of money and the effect of financial risk, the Group does not disaggregate the changes in the risk adjustment for non-financial risk between the result of the insurance service and insurance financial income or expenses.

The Group includes all insurance financial income or expenses for the period in results.

1.27.   Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2023 as described in Note 1.1.2, except from the item “Capital Stock”, which has been held at nominal value.

Common shares are recognized in shareholders´ equity and carried at nominal value.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

As indicated in Note 32  to the Consolidated Financial Statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares is disclosed as part of the Capital Stock within the Statement of Changes in Shareholders´ Equity, after the Share capital stock, Inflation adjustment of capital stock and Paid in Capital. As of the date of issuance of these Consolidated Financial Statements, the repurchase programme has expired.

1.28.   Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, Grupo Supervielle and its subsidiaries, other than Banco Supervielle are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 24.

Given the repurchase of treasury shares carried out by Grupo Supervielle, described in Note 32, due to local regulations Grupo Supervielle has a restriction on the distribution of results and/or reversal of free reserves of $5,166,412 (figure expressed in thousands of Argentine Pesos) equivalent to the cost of acquisition of own shares.

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

It should be noted that the commissions that Grupo Supervielle receives for the origination of syndicated loans are not part of the effective interest rate of the product, being these recognized in the Income Statement at the time the service is provided, as long as Grupo Supervielle does not withhold part of it or this is kept in the same conditions as the rest of the participants. The commissions received by Grupo Supervielle for the negotiations in the transactions of a third party are not part of the effective interest rate either, these being recognized at the time  the services are provided.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services rendered.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle's income from services is recognized in the income statement as performance obligations are fulfilled, part of the consideration received is allocated to the customer loyalty programs described below. Consideration is allocated based on the relative standalone selling prices for services rendered and points granted.

Below is a summary of the main commissions earned by the Group:

Commission	Frecuency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Income from investment property rentals is recognized in the Consolidated Statement of Other Comprehensive Income based on the straight-line method over the term of the lease, in accordance with the provisions of Note 1.14.

1.30.   Income tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated income statement, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

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

2.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these Consolidated Financial Statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires Senior Management to make judgements in applying the accounting standards to define Grupo Supervielle’s accounting policies.

Grupo Supervielle has identified the following areas which involve a higher degree of judgement or complexity, or areas where assumptions and estimates are material for these Consolidated Financial Statements which are essential to understand the underlying accounting/financial reporting risks:

a-    Fair value of financial instruments that do not have an active market

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regulary validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; which include significant assumptions related to implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

b-    Allowances for loan losses

The  Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration Grupo Supervielle’s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, exchange rate, monetary policy rate, private sector real loans and private sector real wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

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

Grupo Supervielle  has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. Grupo Supervielle has requested valuations by external independent valuers  for its land and buildings category as of December 31, 2023, recording and impairment on some of them (see Note 12.1). For the rest of the categories of property, plant and equipment as well as for  intangibles other than goodwill, no indicators have been identified and no impairment has been recognised for any of the periods presented in the Consolidated Financial Statements. During the year, the Group has recorded an impairment on the goodwill of Micro Lending as explained in Note 14.1.

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

Grupo Supervielle´s clients receive the following services:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 500,000
-	"Small and medium size companies", companies that record annual sales of over 500,000 up to 5,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 5,000,000 up to 7,000,000
-	Big companies. Big companies that record annual sales of over 7,000,000

Grupo Supervielle analyses the bussiness taking into account the different type of services and products offered:

a-    Personal and Business Banking – Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses and SMEs.

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

d-    Consumer Finance –  As of December 31, 2022, the residual operations of IUDÚ and Tarjeta Automática are included in this segment. As of December 31, 2023 these  operations were part of a merger process with Banco Supervielle as described in Note 33 to these Consolidated Financial Statements.

e-    Insurance – Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-    Asset Management and Other Services – Grupo Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2023, 2022 and 2021:

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2023
Cash and due from banks	110,764,865	3,027,754	110,072,448	—	4,253	3,774,939	1,454,013	229,098,272
Debt securities at fair value through profit or loss	468,851	844,260	29,465,234	—	5,333,658	6,137,589	4,166,230	46,415,822
Loans and other financing	259,366,382	196,646,291	25,996,149	—	16,219	609,543	(179,500)	482,455,084
Other debt securities	795,893	—	242,620,591	—	755,780	16	7,008,261	251,180,541
Other Assets	67,222,373	24,588,393	917,851,229	—	8,213,004	34,590,087	(3,606,804)	1,048,858,282
Total Assets	438,618,364	225,106,698	1,326,005,651	—	14,322,914	45,112,174	8,842,200	2,058,008,001

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2023
Deposits	580,111,750	215,174,968	753,861,511	—	—	—	(220,173)	1,548,928,056
Financing received from the Argentine Central Bank and others	46,543	—	2,645,426	—	—	152,309	(152,309)	2,691,969
Other liabilities	59,517,338	17,715,652	28,866,321	—	3,943,266	8,046,942	46,647,696	164,737,215
Total Liabilities	639,675,631	232,890,620	785,373,258	—	3,943,266	8,199,251	46,275,214	1,716,357,240

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2023
Interests income	254,580,954	161,646,276	731,623,996	—	185,695	3,464,527	6,195,807	1,157,697,255
Interest Expense	(292,693,459)	(99,562,805)	(432,510,602)	—	—	(481,169)	(246,052)	(825,494,087)
Distribution of results by the Treasury	203,751,598	9,161,791	(212,913,389)	—	—	—	—	—
Net interest income	165,639,093	71,245,262	86,200,005	—	185,695	2,983,358	5,949,755	332,203,168
Net income from financial instruments at fair value through profit or loss	1,352,209	(13,487)	116,387,674	—	11,047,489	5,800,702	3,506,459	138,081,046
Result from derecognition of assets measured at amortized cost	145,846	—	15,702,513	—	—	—	1,008,741	16,857,100
Exchange rate differences on gold and foreign currency	(5,818,881)	(7,469,756)	12,474,869	—	1,050	3,618,385	2,995,241	5,800,908
NIFFI And Exchange Rate Differences	(4,320,826)	(7,483,243)	144,565,056	—	11,048,539	9,419,087	7,510,441	160,739,054
Net Financial Income	161,318,267	63,762,019	230,765,061	—	11,234,234	12,402,445	13,460,196	492,942,222
Services Fee Income	60,345,902	7,459,745	570,174	—	—	26,447,148	(1,697,717)	93,125,252
Services Fee Expenses	(21,318,192)	(1,343,255)	(569,742)	—	—	(944,888)	—	(24,176,077)
Income from insurance activities	—	—	—	—	13,144,841	—	1,286,472	14,431,313
Net Service Fee Income	39,027,710	6,116,490	432	—	13,144,841	25,502,260	(411,245)	83,380,488
Subtotal	200,345,977	69,878,509	230,765,493	—	24,379,075	37,904,705	13,048,951	576,322,710
Result from exposure to changes in the purchasing power of money	26,191,260	(6,733,931)	(95,667,720)	—	(11,650,236)	(8,041,524)	(13,021,360)	(108,923,511)
Other operating income	11,608,309	5,803,159	4,374,320	—	44,079	3,077,190	(1,218,310)	23,688,747
Loan loss provisions	(26,289,775)	(5,176,215)	(2,087,803)	—	—	—	(86,278)	(33,640,071)
Net operating income	211,855,771	63,771,522	137,384,290	—	12,772,918	32,940,371	(1,276,997)	457,447,875
Personnel expenses	(117,449,867)	(20,814,845)	(10,139,447)	—	(3,751,633)	(8,080,361)	(159,299)	(160,395,452)
Administrative expenses	(69,151,750)	(4,772,122)	(3,847,512)	—	(3,141,695)	(5,203,857)	1,678,242	(84,438,694)
Depreciations and impairment of non-financial assets	(26,154,603)	(3,532,728)	(1,277,255)	—	(273,688)	(290,446)	(402,553)	(31,931,273)
Other operating expenses	(43,762,028)	(18,470,438)	(28,433,229)	—	(2,842)	(2,319,459)	(1,301,716)	(94,289,712)
Operating income	(44,662,477)	16,181,389	93,686,847	—	5,603,060	17,046,248	(1,462,323)	86,392,744
Income from associates and joint ventures	—	—	—	—	—	48,675	(48,675)	—
Result before taxes	(44,662,477)	16,181,389	93,686,847	—	5,603,060	17,094,923	(1,510,998)	86,392,744
Income tax	13,997,503	(5,877,263)	(33,443,115)	—	(2,001,090)	(6,519,364)	(891,606)	(34,734,935)
Net income / (loss)	(30,664,974)	10,304,126	60,243,732	—	3,601,970	10,575,559	(2,402,604)	51,657,809
Net income / (loss) for the year attributable to owners of the parent company	(30,664,974)	10,304,126	60,243,732	—	3,601,970	10,575,559	(2,444,576)	51,615,837
Net income / (loss) for the year attributable to non-controlling interest	—	—	—	—	—	—	41,972	41,972
Other comprehensive income/(loss)	(180,325)	(90,134)	3,991,429	—	(650,143)	442,857	(205,586)	3,308,098
Other comprehensive income/(loss) attributable to owners of the parent company	(180,325)	(90,134)	3,991,429	—	(650,143)	442,857	(209,367)	3,304,317
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	3,781	3,781
Comprehensive income/(loss) for the year	(30,845,299)	10,213,992	64,235,161	—	2,951,827	11,018,416	(2,608,190)	54,965,907
Comprehensive (loss) / income attributable to owners of the parent company	(30,845,299)	10,213,992	64,235,161	—	2,951,827	11,018,416	(2,653,943)	54,920,154
Comprehensive income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	45,753	45,753

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2022
Cash and due from banks	58,275,322	2,380,207	88,588,717	684,493	6,309	1,176,795	(392,200)	150,719,643
Debt securities at fair value through profit or loss	227,144	5,038,501	47,241,094	2,455,216	—	88,613	14,657,027	69,707,595
Loans and other financing	449,229,800	256,549,503	20,453,668	182,211	13,431	570,783	1,475,353	728,474,749
Other debt securities	—	—	850,392,965	—	3,590,633	608,833	(14,616,864)	839,975,567
Other Assets	63,254,083	16,103,120	201,370,177	40,552,902	7,944,996	33,052,200	14,834,158	377,111,636
Total Assets	570,986,349	280,071,331	1,208,046,621	43,874,822	11,555,369	35,497,224	15,957,474	2,165,989,190

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2022
Deposits	763,209,849	198,010,241	732,444,284	12,681,248	—	217,493	(1,553,532)	1,705,009,583
Financing received from the Argentine Central Bank and others	110,257	274	17,109,321	923,168	—	1,515,363	(2,438,549)	17,219,834
Unsubordinated Debt Securities	40,091	13,615	1,694,565	—	—	—	—	1,748,271
Other liabilities	59,032,522	12,079,574	16,735,601	4,031,144	2,296,080	4,038,742	56,254,181	154,467,844
Total Liabilities	822,392,719	210,103,704	767,983,771	17,635,560	2,296,080	5,771,598	52,262,100	1,878,445,532

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2022
Interests income	214,375,398	111,858,986	436,230,689	35,329,337	14,508	145,471	(13,600,042)	784,354,347
Interest Expense	(157,864,290)	(33,085,907)	(313,718,114)	(25,112,121)	—	(71,138)	14,452,176	(515,399,394)
Distribution of results by the Treasury	51,369,892	(34,182,339)	(17,187,553)	—	—	—	—	—
Net interest income	107,881,000	44,590,740	105,325,022	10,217,216	14,508	74,333	852,134	268,954,953
Net income from financial instruments at fair value through profit or loss	1,336	—	45,944,093	3,303,521	4,455,319	4,022,452	(905,043)	56,821,678
Result from derecognition of assets measured at amortized cost	—	—	1,550,449	—	—	—	(18,831)	1,531,618
Exchange rate differences on gold and foreign currency	1,968,725	457,234	4,613,361	(103,615)	62	282,166	1,323,851	8,541,784
NIFFI And Exchange Rate Differences	1,970,061	457,234	52,107,903	3,199,906	4,455,381	4,304,618	399,977	66,895,080
Net Financial Income	109,851,061	45,047,974	157,432,925	13,417,122	4,469,889	4,378,951	1,252,111	335,850,033
Services Fee Income	62,377,536	6,893,759	543,986	9,186,376	—	17,677,488	(2,200,968)	94,478,177
Services Fee Expenses	(21,475,356)	(1,868,630)	(1,076,739)	(7,559,987)	—	(1,993,473)	581,461	(33,392,724)
Income from insurance activities	—	—	—	—	12,564,841	—	1,539,313	14,104,154
Net Service Fee Income	40,902,180	5,025,129	(532,753)	1,626,389	12,564,841	15,684,015	(80,194)	75,189,607
Subtotal	150,753,241	50,073,103	156,900,172	15,043,511	17,034,730	20,062,966	1,171,917	411,039,640
Result from exposure to changes in the purchasing power of money	37,872,214	(18,647,878)	(60,474,004)	3,871,837	(6,015,994)	(3,860,140)	(8,017,974)	(55,271,939)
Other operating income	12,487,079	10,998,295	841,224	5,356,171	74,999	1,055,432	1,857,874	32,671,074
Loan loss provisions	(30,523,909)	(1,542,944)	(1,300,479)	(10,690,115)	(37,332)	(4,403)	(30,445)	(44,129,627)
Net operating income	170,588,625	40,880,576	95,966,913	13,581,404	11,056,403	17,253,855	(5,018,628)	344,309,148
Personnel expenses	(115,308,075)	(17,071,099)	(8,864,191)	(11,966,054)	(3,600,181)	(10,867,202)	(148,706)	(167,825,508)
Administrative expenses	(64,711,586)	(5,507,484)	(4,258,356)	(9,642,784)	(2,527,135)	(3,867,141)	1,567,678	(88,946,808)
Depreciations and impairment of non-financial assets	(21,254,848)	(3,205,132)	(1,407,886)	(6,094,229)	(337,874)	(307,892)	1,160,058	(31,447,803)
Other operating expenses	(34,757,496)	(10,403,323)	(26,369,000)	(9,905,152)	(1,445)	(1,517,247)	28,642	(82,925,021)
Operating income	(65,443,380)	4,693,538	55,067,480	(24,026,815)	4,589,768	694,373	(2,410,956)	(26,835,992)
Income from associates and joint ventures	—	—	—	(159,659)	—	126,419	33,240	—
Result before taxes	(65,443,380)	4,693,538	55,067,480	(24,186,474)	4,589,768	820,792	(2,377,716)	(26,835,992)
Income tax	23,211,328	(307,512)	(19,563,369)	10,220,414	(1,912,267)	(980,509)	495,993	11,164,078
Net (loss) / income	(42,232,052)	4,386,026	35,504,111	(13,966,060)	2,677,501	(159,717)	(1,881,723)	(15,671,914)
Net (loss) / income for the year attributable to owners of the parent company	(42,232,052)	4,386,026	35,504,111	(13,966,060)	2,677,501	(159,717)	(1,864,720)	(15,654,911)
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	(17,003)	(17,003)
Other comprehensive (loss)/income	(426,940)	(150,528)	(3,157,614)	—	50,398	190,121	(121,436)	(3,615,999)
Other comprehensive (loss) / income attributable to owners of the parent company	(426,940)	(150,528)	(3,157,614)	—	50,398	190,121	(117,610)	(3,612,173)
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(3,826)	(3,826)
Comprehensive (loss)/income for the year	(42,658,992)	4,235,498	32,346,497	(13,966,060)	2,727,899	30,404	(2,003,159)	(19,287,913)
Comprehensive (loss) / income attributable to owners of the parent company	(42,658,992)	4,235,498	32,346,497	(13,966,060)	2,727,899	30,404	(1,982,330)	(19,267,084)
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(20,829)	(20,829)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2021
Interests income	186,358,164	117,994,415	284,642,353	48,093,046	8,626	46,664	(9,724,588)	627,418,680
Interest Expense	(98,489,444)	(18,436,833)	(236,628,292)	(23,257,841)	—	—	9,821,874	(366,990,536)
Distribution of results by the Treasury	31,144,193	(55,658,692)	24,514,499	—	—	—	—	—
Net interest income	119,012,913	43,898,890	72,528,560	24,835,205	8,626	46,664	97,286	260,428,144
Net income from financial instruments at fair value through profit or loss	—	—	44,748,073	2,222,392	3,485,461	2,590,765	876,912	53,923,603
Result from derecognition of assets measured at amortized cost	—	—	1,685,257	—	—	—	(143,356)	1,541,901
Exchange rate differences on gold and foreign currency	1,920,588	525,145	2,436,715	87,060	3,955	493,961	552,378	6,019,802
NIFFI And Exchange Rate Differences	1,920,588	525,145	48,870,045	2,309,452	3,489,416	3,084,726	1,285,934	61,485,306
Net Financial Income	120,933,501	44,424,035	121,398,605	27,144,657	3,498,042	3,131,390	1,383,220	321,913,450
Services Fee Income	63,869,023	6,299,126	374,013	16,364,490	—	16,272,949	(2,087,967)	101,091,634
Services Fee Expenses	(20,897,502)	(2,064,100)	(1,032,045)	(6,956,535)	—	(840,396)	972,335	(30,818,243)
Income from insurance activities	—	—	—	—	11,985,937	—	1,791,460	13,777,397
Net Service Fee Income	42,971,521	4,235,026	(658,032)	9,407,955	11,985,937	15,432,553	675,828	84,050,788
Subtotal	163,905,022	48,659,061	120,740,573	36,552,612	15,483,979	18,563,943	2,059,048	405,964,238
Result from exposure to changes in the purchasing power of money	18,058,162	(11,257,365)	(39,021,857)	(4,242,403)	(4,341,278)	(2,744,682)	(3,812,478)	(47,361,901)
Other operating income	7,919,897	8,249,419	12,567,064	4,704,706	91,093	492,298	(1,408,313)	32,616,164
Loan loss provisions	(25,163,793)	(5,009,029)	(191,824)	(23,804,331)	—	—	—	(54,168,977)
Net operating income	164,719,288	40,642,086	94,093,956	13,210,584	11,233,794	16,311,559	(3,161,743)	337,049,524
Personnel expenses	(110,560,426)	(11,636,310)	(6,686,701)	(15,896,158)	(3,434,253)	(6,802,463)	(220,870)	(155,237,181)
Administrative expenses	(67,180,251)	(4,863,041)	(4,737,588)	(10,671,255)	(2,984,659)	(3,892,527)	1,182,247	(93,147,074)
Depreciations and impairment of non-financial assets	(20,074,545)	(1,906,341)	(1,278,848)	(1,240,791)	(289,204)	(271,326)	(568,694)	(25,629,749)
Other operating expenses	(31,693,687)	(13,057,587)	(19,018,428)	(6,507,517)	(99,015)	(1,251,049)	(243,063)	(71,870,346)
Operating income	(64,789,621)	9,178,807	62,372,391	(21,105,137)	4,426,663	4,094,194	(3,012,123)	(8,834,826)
Income from associates and joint ventures	—	—	—	32,835	—	—	(32,835)	—
Result before taxes	(64,789,621)	9,178,807	62,372,391	(21,072,302)	4,426,663	4,094,194	(3,044,958)	(8,834,826)
Income tax	22,571,803	(3,080,448)	(20,205,511)	2,046,011	(1,151,570)	(1,495,719)	(382,488)	(1,697,922)
Net (loss) / income	(42,217,818)	6,098,359	42,166,880	(19,026,291)	3,275,093	2,598,475	(3,427,446)	(10,532,748)
Net (loss) / income for the year attributable to owners of the parent company	(42,217,818)	6,098,359	42,166,880	(19,026,291)	3,275,093	2,598,475	(3,416,424)	(10,521,726)
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	(11,022)	(11,022)
Other comprehensive (loss)/income	(140,896)	(87,291)	(175,737)	—	(7,097)	2,457	82,649	(325,915)
Other comprehensive (loss) / income attributable to owners of the parent company	(140,896)	(87,291)	(175,737)	—	(7,097)	2,457	83,065	(325,499)
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(416)	(416)
Comprehensive (loss)/income for the year	(42,358,714)	6,011,068	41,991,143	(19,026,291)	3,267,996	2,600,932	(3,344,797)	(10,858,663)
Comprehensive (loss) / income attributable to owners of the parent company	(42,358,714)	6,011,068	41,991,143	(19,026,291)	3,267,996	2,600,932	(3,333,359)	(10,847,225)
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(11,438)	(11,438)

4.    INCOME TAX

Tax inflation adjustment

Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or incorporate to the tax result of the year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3 year inflation rate determined using the consumer price index is greater than 100%.

The positive or negative inflation adjustment, as the case may be, that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1, 2019, a sixth (1/6) should be allocated in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. For the years beginning on or after January 1, 2021, the

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

allocation of the inflation adjustment will be made in its entirety (100%), without any deferral. In this sense, in the current fiscal period the Group has computed the entire inflation adjustment calculated for this year.

Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal period 2020 considering the total effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1, 2021, inclusive.

The new Tax rates are:

• Up to $5,000,000 of the accumulated taxable net profit: they will pay a tax of 25%;

• More than $5,000,000 and up to $50,000,000 of accumulated taxable net profit: they will pay a fixed amount of $1,250,000 plus a tax at a 30% rate on the excess of $5,000,000.

• More than $50,000,000 of accumulated taxable net profit: they will pay a fixed amount of $14,750,000 plus a tax at a 35% rate on the excess of $50,000,000.

The amounts provided above will be adjusted annually, since January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

The following is a reconciliation between the income tax charged to income as of December 31, 2023,  2022 and 2021 and that which would result from applying the current tax rate on the accounting profit

	12/31/2023	12/31/2022	12/31/2021
Income before taxes	86,392,744	(26,835,992)	(8,834,826)
Tax rate	35%	34%	28%
Income for the year at tax rate	30,121,478	(9,238,345)	(2,429,768)
Permanent differences at tax rate:
Contribution SGR (Mutual Guarantee Societies)	(42,000)	(585,418)	(1,751,560)
Tax inflation adjustment	2,918,227	(6,811,432)	679,484
Income tax return	(463,742)	108,563	160,725
Effect of tax rate change on deferred tax	579,705	5,332,012	4,620,424
Non-deductible results	1,621,267	30,542	418,617
Income tax	34,734,935	(11,164,078)	1,697,922

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

4.1Deferred tax

The net position of the deferred tax is as follows:

	12/31/2023	12/31/2022
Deferred tax assets	12,960,099	37,997,568
Deferred tax liability	(1,614,907)	(565,339)
Net assets by deferred tax	11,345,192	37,432,229

Deferred taxes to be recovered in more than 12 months	10,756,236	31,134,571
Deferred taxes to be recovered in 12 months	2,203,863	6,862,997
Subtotal – Deferred tax assets	12,960,099	37,997,568
Deferred taxes to be paid in more than 12 months	(2,243,528)	(2,522,912)
Deferred taxes to be paid in 12 months	628,621	1,957,573
Subtotal – Deferred tax liabilities	(1,614,907)	(565,339)
Total Net Assets by deferred Tax	11,345,192	37,432,229

According to the analysis carried out by Grupo Supervielle, it is considered that the assets detailed above meet the requirements to consider them recoverable.

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at	(Charge)/Credit	Balance at
	12/31/2022	to Income/OCI	12/31/2023
Intangible assets	(8,636,673)	(2,980)	(8,639,653)
Loan Loss Reserves	6,075,520	(601,285)	5,474,235
Property, plant and equipment	(8,082,143)	3,838,308	(4,243,835)
Foreign Currency	(316,325)	—	(316,325)
Tax Loss Carry Forward	37,682,645	(35,452,634)	2,230,011
Inflation adjustment credit	8,778,249	(3,598,498)	5,179,751
Provisions	1,666,178	3,035,018	4,701,196
Others	264,778	6,695,034	6,959,812
Total	37,432,229	(26,087,037)	11,345,192

	Balance at	(Charge)/Credit	Balance at
	12/31/2021	to Income	12/31/2022
Intangible assets	(8,835,482)	198,809	(8,636,673)
Loan Loss Reserves	9,171,961	(3,096,441)	6,075,520
Property, plant and equipment	(24,196,860)	16,114,717	(8,082,143)
Foreign Currency	(316,325)	—	(316,325)
Tax Loss Carry Forward	23,909,997	13,772,648	37,682,645
Inflation adjustment credit	11,955,927	(3,177,678)	8,778,249
Provisions	1,844,910	(178,732)	1,666,178
Others	5,714,651	(5,449,873)	264,778
Total	19,248,779	18,183,450	37,432,229

The breakdown of the Tax Loss Carry Forward by expiration date is as follows:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	12/31/2023
Year of generation	Amount	Expiration Date	Deferred Tax Assets
2020	5,961	2025	2,086
2021	39,548	2026	13,842
2022	5,812,640	2027	2,034,424
2023	513,313	2028	179,659
Total	6,371,461		2,230,011

5.  FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31, 2023 and 2022:

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2023	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	229,098,272	—	229,098,272
- Debt securities at fair value through profit or loss	46,415,822	—	—	46,415,822
- Derivatives	3,795,093	—	—	3,795,093
- Reverse Repo transactions	—	755,708,132	—	755,708,132
- Other financial assets	21,064,292	25,435,492	—	46,499,784
- Loans and other financing	—	482,455,084	—	482,455,084
- Other debt securities	28,270,031	222,910,510	—	251,180,541
- Financial assets pledged as collateral	46,374,207	8,399	—	46,382,606
- Investments in Equity Instruments	49,094	—	316,891	365,985
Total Assets	145,968,539	1,715,615,889	316,891	1,861,901,319
Liabilities
- Deposits	—	1,548,928,056	—	1,548,928,056
- Liabilities at fair value through profit or loss	607,903	—	—	607,903
- Repo transactions	—	940,332	—	940,332
- Other financial liabilities	72,391,981	346,947	—	72,738,928
- Financing received from the Argentine Central Bank and other financial institutions	—	2,691,969	—	2,691,969
Total Liabilities	72,999,884	1,552,907,304	—	1,625,907,188

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2022	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	150,719,643	—	150,719,643
- Debt securities at fair value through profit or loss	69,707,595	—	—	69,707,595
- Derivatives	920,381	—	—	920,381
- Reverse Repo transactions	—	67,206,248	—	67,206,248
- Other financial assets	18,566,566	6,679,625	—	25,246,191
- Loans and other financing	—	728,474,749	—	728,474,749
- Other debt securities	653,133,045	186,842,522	—	839,975,567
- Financial assets pledged as collateral	44,785,900	270,629	—	45,056,529
- Investments in Equity Instruments	837,562	—	727,448	1,565,010
Total Assets	787,951,049	1,140,193,416	727,448	1,928,871,913
Liabilities
- Deposits	—	1,705,009,583	—	1,705,009,583
- Liabilities at fair value through profit or loss	6,661,539	—	—	6,661,539
- Other financial liabilities	55,472,099	909,756	—	56,381,855
- Financing received from the Argentine Central Bank and other financial institutions	—	17,219,834	—	17,219,834
- Unsubordinated debt securities	—	1,748,271	—	1,748,271
Total Liabilities	62,133,638	1,724,887,444	—	1,787,021,082

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

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly affected by the assumptions used Grupo Supervielle classifies fair values of financial instruments in a three level hierarchy according to the reliability of the inputs used to determine them.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle’s financial instruments measured at fair value as of December 31, 2023 and 2022 are detailed below:

Financial Instruments as of 12/31/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
- Debt securities at fair value through profit or loss	44,845,302	1,570,520	—	46,415,822
- Derivatives	—	3,795,093	—	3,795,093
- Other financial assets	21,064,292	—	—	21,064,292
- Other debt securities	17,831,074	10,438,957	—	28,270,031
- Financial assets pledged as collateral	46,374,207	—	—	46,374,207
- Investments in Equity Instruments	49,094	—	316,891	365,985
Total Assets	130,163,969	15,804,570	316,891	146,285,430
Liabilities
- Liabilities at fair value through profit or loss	607,903	—	—	607,903
- Other financial liabilities	72,391,981	—	—	72,391,981
Total Liabilities	72,999,884	—	—	72,999,884

Financial Instruments as of 12/31/2022	FV Level 1	FV Level 2	FV Level 3	Total
Assets
- Debt securities at fair value through profit or loss	69,696,151	11,444	—	69,707,595
- Derivatives	920,381	—	—	920,381
- Other financial assets	18,566,566	—	—	18,566,566
- Other debt securities	22,967,229	630,165,816	—	653,133,045
- Financial assets pledged as collateral	44,785,900	—	—	44,785,900
- Investments in Equity Instruments	837,562	—	727,448	1,565,010
Total Assets	157,773,789	630,177,260	727,448	788,678,497
Liabilities
- Liabilities at fair value through profit or loss	6,661,539	—	—	6,661,539
- Other financial liabilities	55,472,099	—	—	55,472,099
Total Liabilities	62,133,638	—	—	62,133,638

Below is shown the reconciliation of the financial instruments classiffied as Fair Value Level 3:

FV Level 3	12/31/2022	Transfers	Additions	Disposals	OCI	12/31/2023
Assets
- Investments in equity instruments	727,448	—	370,242	(76,840)	(703,959)	316,891

Grupo Supervielle’s policy is to recognize transfers between fair value Levels only at end of period.

Valuation Techniques

Valuation techniques to determine fair values Level 2 and Level 3  include the following:

●	Market or quoted prices for similar instruments.
●	The estimated present value of instruments.

The valuation technique to determine fair value Level 2 includes estimating the through spot rate curve which calculate the yield upon market prices.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

These valuation techniques are detailed below:

●	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the Central Bank and Treasury Bills without quotation at the end of this period.
●	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument's price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate that are not quoted in an active market.

The principal inputs and method considered by Grupo Supervielle for its determination of fair values under the linear interpolation model are:

●	Instrument prices that were quoted between the date the curve is estimated and the settlement date of the latest payment available.
●	Implicit rates in the last available tender.
●	Only instruments that have been traded with a 24-hour settlement are considered.
●	If the same instrument has been listed on MAE (“Mercado Abierto Electrónico”) and Bolsar (Financial website of the “Bolsa de Comercio de Buenos Aires”), only the market price that has been traded in the market with higher volume is considered.
●	The yield curve is standardized based on a set of nodes, each of which has an associated expiration date.
●	Instruments denominated in U.S. dollars are converted at the exchange rate on the date the instrument is negotiated.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

●	The Spot rate curves in pesos + BADLAR and the Spot rate curve in U.S. dollars are established based on bonds predefined by Financial Risk Management.
●	The main source of prices for Bonds is MAE, without considering those corresponding to operations for own portfolio.
●	The portfolio of bonds used as input is changed with every issuance.

Grupo Supervielle periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.

In the event that the transaction price differs from the determined fair value, if the fair value is not Level 1, the difference will be recognized in the Consolidated Income Statement proportionally for the duration of the instrument.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

6.2    Fair Value of other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at fair value in these Consolidated Financial Statements:

●	Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
●	Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of Grupo Supervielle’s portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

●	Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, checking accounts and others.

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2023 and 2022, respectively:

Other Financial Instruments as of 12/31/2023	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	229,098,272	229,098,272	229,098,272	—	—
- Other financial assets	25,435,492	25,435,492	25,435,492	—	—
- Loans and other financing	482,455,084	549,311,537	—	—	549,311,537
- Reverse Repo transactions	755,708,132	755,708,132	755,708,132	—	—
- Other Debt Securities	222,910,510	255,174,286	177,457,660	77,716,626	—
- Financial assets Pledged as collateral	8,399	8,399	8,399	—	—
	1,715,615,889	1,814,736,118	1,187,707,955	77,716,626	549,311,537
Financial Liabilities
- Deposits	1,548,928,056	1,597,478,417	—	—	1,597,478,417
- Other financial liabilities	346,947	346,947	346,947	—	—
- Financing received from the Central Bank and other financial institutions	2,691,969	2,788,182	—	—	2,788,182
- Repo Transactions	940,332	940,332	940,332	—	—
	1,552,907,304	1,601,553,878	1,287,279	—	1,600,266,599

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Other Financial Instruments as of 12/31/2022	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	150,719,643	150,719,643	150,719,643	—	—
- Other financial assets	6,679,625	6,679,625	6,679,625	—	—
- Loans and other financing	728,474,749	736,098,923	—	—	736,098,923
- Reverse Repo transactions	67,206,248	67,206,248	67,206,248	—	—
- Other Debt Securities	186,842,522	193,728,112	101,835,764	91,892,348	—
- Financial assets Pledged as collateral	270,629	270,629	270,629	—	—
	1,140,193,416	1,154,703,180	326,711,909	91,892,348	736,098,923
Financial Liabilities
- Deposits	1,705,009,583	1,750,167,253	—	—	1,750,167,253
- Other financial liabilities	909,756	909,756	909,756	—	—
- Financing received from the Central Bank and other financial institutions	17,219,834	27,034,151	—	—	27,034,151
- Unsubordinated Debt securities	1,748,271	1,748,271	1,748,271	—	—
	1,724,887,444	1,779,859,431	2,658,027	—	1,777,201,404

6.3    Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value through profit or loss as of December 31, 2023 and 2022:

	12/31/2023	12/31/2022
Grupo Financiero Galicia S.A.	—	15,651
Pampa Energía S.A.	26,237	144,901
Loma Negra S.A.	2,412	102,814
Ternium Argentina S.A.	1,113	42,781
Aluar S.A.	31	169,045
YPF S.A.	517	141,977
Transener S.A.	198	17,327
Edenor	5,799	145,309
Holcim Arg	7,218	4,416
Cedear SPDR Dow Jones Ind	1,803	1,731
Cedear SPDR S&P	1,528	1,348
Cedear Financial Select Sector	1,430	1,423
Others	808	48,839
Total	49,094	837,562

The following are the equity instruments measured at Fair Value through Other Comprehensive Income as of December 31, 2023 and 2022:

	FV at	Income / (Loss)			FV at
Detail	12/31/2022	through OCI	Disposals	Additions	12/31/2023
Mercado Abierto Electrónico S.A.	288,040	(286,408)	—	—	1,632
Play Digital S.A.	274,011	(283,270)	(75,239)	254,610	170,112
Seguro de Depósitos S.A	33,146	(14,214)	—	—	18,932
Compensador Electrónica S.A.	101,793	11,116	(1,601)	—	111,308
Provincanje S.A.	22,586	(130,573)	—	115,632	7,645
Cuyo Aval Sociedad de Garantía Recíproca	5,833	(184)	—	—	5,649
Argencontrol S.A.	1,009	(428)	—	—	581
IEBA S.A.	190	(129)	—	—	61
Other Reciprocal Guarantee Companies	840	131	—	—	971

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Total	727,448	(703,959)	(76,840)	370,242	316,891

	FV at	Income / (Loss)			FV at
Detail	12/31/2021	through OCI	Disposals	Additions	12/31/2022
Mercado Abierto Electrónico S.A.	277,503	10,537	—	—	288,040
Play Digital S.A.	224,182	(173,224)	(45,605)	268,658	274,011
Seguro de Depósitos S.A	42,666	(9,520)	—	—	33,146
Compensador Electrónica S.A.	68,731	33,062	—	—	101,793
Provincanje S.A.	26,862	(4,276)	—	—	22,586
Cuyo Aval Sociedad de Garantía Recíproca	8,456	(2,623)	—	—	5,833
Argencontrol S.A.	953	56	—	—	1,009
IEBA S.A.	371	(181)	—	—	190
Other Reciprocal Guarantee Companies	955	(115)	—	—	840
Total	650,679	(146,284)	(45,605)	268,658	727,448

7.    FINANCE LEASES

7.1    The Group as lessee

(i)    The following table shows the carrying amount in the statement of financial position:

	12/31/2023	12/31/2022
Right-of-use asset
Land and buildings (Gross carrying amount)	9,588,345	16,891,897
Lease liability
Current	1,844,502	2,991,612
Non-current	1,013,003	1,892,699
Total	2,857,505	4,884,311

(ii)    The following table shows the amounts charged in the income statement:

Items	12/31/2023
Right-of-use assets – Depreciation	6,480,621
Interest expenses on lease liabilities (Other operating expenses)	33,690

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

To determine the incremental interest rate, Grupo Supervielle:

●	whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received
●	uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
●	makes specific adjustments for the lease, for example, term, currency and guarantee.

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

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

7.2    The Group as lessor

The following is a breakdown of the maturities of Grupo Supervielle’s financial and operating leases receivables and of the present values as of December 31, 2023 and 2022:

Financial Lease Receivables	12/31/2023	12/31/2022
Up to 1 year	13,745,706	23,887,476
More than a year up to two years	11,549,927	21,379,019
From two to three years	7,928,815	14,563,649
From three to five years	3,497,498	8,734,999
More than five years	2,349	638,344
Total	36,724,295	69,203,487
Unearned financial income	(16,732,515)	(35,917,183)
Net investment in the lease	19,991,780	33,286,304

Operating Lease Receivables	12/31/2023	12/31/2022
Up to 1 year	212,663	174,102
More than a year up to two years	132,019	233,334
From two to three years	33,990	84,510
Total	378,672	491,946

The balance of allowance for loan losses related to finance leases amounts to $434,107 and $280,441 as of December 31, 2023 and 2022 respectively

8.    REPO AND REVERSE REPO TRANSACTIONS

Grupo Supervielle carries out repo and reverse repo transactions in which it performs the spot purchase sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in "Repo Transactions" at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 "Financial Instruments") are not met.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

The residual values of assets transferred under repo and reverse repo transactions as of December 31, 2023 and 2022 are detailed below:

Repo Transactions:

Book Value
December 31, 2023	755,708,132
December 31, 2022	67,206,248

Reverse Repo Transactions:

Book Value
December 31, 2023	940,332
December 31, 2022	—

9.    DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, Grupo Supervielle enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

●	Forwards and futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument.

Forwards contracts are OTC agreements and are principally dealt in by Grupo Supervielle in foreign exchange as forward agreements.

●	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.
●	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2023 and 2022, the following amounts were recorded for operations related to derivatives:

	12/31/2023	12/31/2022
Amounts receivable for spot and forward transactions pending settlement	2,869,609	634,487
Amounts payable for spot and forward transactions pending settlement	158,431	182,977
Put option taken with Central Bank	767,053	102,917
	3,795,093	920,381

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2023 and 2022:

	12/31/2023	12/31/2022
Forward sales of foreign exchange without delivery of underlying assets	16,963,766	42,092,038
Forward purchases of foreign exchange without delivery of underlying assets	20,797,187	12,486,369

The incomes/(expenses) generated by derivative financial instruments during the years ended December 31, 2023, 2022 and 2021 amounted to $10,282,330, $2,065,245 and $9,613,101 respectively.

10.    EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to Grupo Supervielle´s shareholders by the weighted average number of outstanding common shares during the period. As Grupo Supervielle does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2023	12/31/2022	12/31/2021
Income attributable to shareholders of the group	51,615,837	(15,654,911)	(10,521,726)
Weighted average of oustanding ordinary shares (thousands)	442,727	454,274	456,722
Income per share	116.59	(34.46)	(23.04)

11.    SPECIAL TERMINATION ARRANGEMENTS

As of December 31, 2023 and 2022, special termination arrangements amounted to $4,192,701 and $7,422,283, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2023 and 2022 were $3,178,727 and $1,672,716, respectively included in Other non-financial liabilities.

The evolution during each period is detailed below:

	12/31/2023	12/31/2022
Balances at the beginning	7,422,283	9,521,606
Additions to profit or loss	3,178,727	1,672,716
Monetary result benefits paid to participants	(1,369,489)	(858,920)
Benefits paid to participants	(5,038,820)	(2,913,119)
Balances at closing	4,192,701	7,422,283

12.   PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2023 and 2022 are as follows:

	Gross carrying amount						Depreciation
	At the												Net
	beginning					At the	At the		Additions by				carrying
	of the	Useful				end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2023
Cost model
Furniture and facilities	14,069,307	10	—	391,691	(351,971)	14,109,027	(11,583,436)	413,091	—	(704,383)	—	(11,874,728)	2,234,299
Machinery and equipment	50,221,991	5	—	4,082,256	(659,778)	53,644,469	(44,715,683)	635,830	—	(2,851,178)	—	(46,931,031)	6,713,438
Vehicles	2,340,194	5	—	515,511	(569,297)	2,286,408	(1,026,023)	472,330	—	(417,127)	—	(970,820)	1,315,588
Right of use assets	16,891,897	5	—	3,349,796	(10,653,348)	9,588,345	(9,670,979)	10,656,319	—	(6,480,621)	—	(5,495,281)	4,093,064
Construction in progress	7,502,745		—	1,927,178	(3,773,387)	5,656,536	—	—	—	—	—	—	5,656,536
Revaluation model
Land and Buildings	35,312,822	50	(2,093,627)	756,617	(168,263)	33,807,549	(2,125,445)	112,013	—	(655,407)	—	(2,668,839)	31,138,710
Total	126,338,956	—	(2,093,627)	11,023,049	(16,176,044)	119,092,334	(69,121,566)	12,289,583	—	(11,108,716)	—	(67,940,699)	51,151,635

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	Gross carrying amount						Depreciation
	At the												Net
	beginning					At the	At the		Additions by				carrying
	of the	Useful				end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2022
Cost model
Furniture and facilities	13,620,204	10	—	449,103	—	14,069,307	(10,824,598)	181,526	—	(940,364)	—	(11,583,436)	2,485,871
Machinery and equipment	49,868,605	5	—	1,060,303	(706,917)	50,221,991	(41,898,497)	659,677	—	(3,476,863)	—	(44,715,683)	5,506,308
Vehicles	2,491,133	5	—	769,211	(920,150)	2,340,194	(1,136,208)	569,001	—	(458,816)	—	(1,026,023)	1,314,171
Right of use assets	19,194,943	5	—	3,555,148	(5,858,194)	16,891,897	(9,368,409)	5,659,594	—	(5,962,164)	—	(9,670,979)	7,220,918
Construction in progress	8,438,004		—	3,463,617	(4,398,876)	7,502,745	—	—	—	—	—	—	7,502,745
Revaluation model
Land and Buildings	37,944,053	50	(2,611,299)	8,511	(28,443)	35,312,822	(1,391,360)	—	—	(734,085)	—	(2,125,445)	33,187,377
Total	131,556,942	—	(2,611,299)	9,305,893	(11,912,580)	126,338,956	(64,619,072)	7,069,798	—	(11,572,292)	—	(69,121,566)	57,217,390

12.1    Revaluation of Property, Plant and Equipment

Grupo Supervielle´s properties, plant and equipment measured at revaluation model were valued at each reporting date by an independent expert. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2023.

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

			Residual
			Value
			according to
	Revaluation	Revalued	the cost
Class	date	amount	model	Difference
Land and buildings	12/31/2023	31,138,710	22,580,757	8,557,953
Land and buildings	12/31/2022	33,187,377	22,076,981	11,110,396

13.INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2023 and 2022 were as follows:

	At the		P/L for
	Beginning	Total useful	changes				As of
Item	of the year	life	in the FV	Additions	Disposals	Depreciation	12/31/2023
Cost model
Rented properties	817,096	5	—	161,070	—	(189,124)	789,042
Measurement at fair value
Rented properties	51,820,300	50	(7,012,278)	—	—	—	44,808,022
TOTAL INVESTMENT PROPERTIES	52,637,396		(7,012,278)	161,070	—	(189,124)	45,597,064

	At the		P/L for
	Beginning	Total useful	changes				As of
Item	of the year	life	in the FV	Additions	Disposals	Depreciation	12/31/2022
Cost model
Rented properties	852,313	5	—	195,567	(90,816)	(139,968)	817,096
Measurement at fair value
Rented properties	51,910,577	50	(2,503,275)	2,412,998	—	—	51,820,300
TOTAL INVESTMENT PROPERTIES	52,762,890		(2,503,275)	2,608,565	(90,816)	(139,968)	52,637,396

Investment properties are measured at fair value which is determined by an independent expert.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

14.    INTANGIBLE ASSETS

Intangible assets of Grupo Supervielle for fiscal years ended on December 31, 2023 and 2022 are as follows:

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2023
Measurement at cost
Goodwill	31,027,144	—	—	(4,000,000)	—	27,027,144	—	—	—	—	—	27,027,144
Brands	1,831,210	—	—	—	—	1,831,210	—	—	—	—	—	1,831,210
Other intangible assets(*)	88,245,470	16,916,944	—	—	(756,231)	104,406,183	(51,735,118)	93,369	—	(13,988,733)	(65,630,482)	38,775,701
TOTAL	121,103,824	16,916,944	—	(4,000,000)	(756,231)	133,264,537	(51,735,118)	93,369	—	(13,988,733)	(65,630,482)	67,634,055

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2022
Measurement at cost
Goodwill	33,327,743	—	—	(2,300,599)	—	31,027,144	—	—	—	—	—	31,027,144
Brands	1,831,210	—	—	—	—	1,831,210	—	—	—	—	—	1,831,210
Other intangible assets(*)	71,107,364	17,707,912	—	—	(569,806)	88,245,470	(36,979,731)	485,868	—	(15,241,255)	(51,735,118)	36,510,352
TOTAL	106,266,317	17,707,912	—	(2,300,599)	(569,806)	121,103,824	(36,979,731)	485,868	—	(15,241,255)	(51,735,118)	69,368,706

(*)mainly include systems and programs.

14.1    Goodwill impairment

Goodwill is assigned to Grupo Supervielle’s cash generating units on the basis of the operating segments.

	12/31/2023	12/31/2022
Supervielle Seguros S.A.	88,686	88,686
Banco Regional de Cuyo S.A.	464,982	464,982
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	16,902,605	16,902,605
Micro Lending S.A.U.	9,308,612	13,308,612
Supervielle Agente de Negoación S.A.U.	46,943	46,943
Others	215,316	215,316
TOTAL	27,027,144	31,027,144

The recoverable amount of a cash generating unit is determined on the basis of its value in use. These method uses cash flow projections based on approved financial budgets covering a period of five years.

The key assumptions are related to marginal contribution margins. These were determined on the basis of past performance, other external sources of information and the expectations of market development.

The discount rates used were 15.6% and they were determined  by using the average cost of capital (“WACC”), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry and the size of the business.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

The main macroeconomic assumptionsused include  the number of borrowings originated by MILA (“Micro Lending”) and IOL (“ InvertirOnline”) operating income:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2023	2024	2025	2026	2027	2028
Inflation (end of period)	211.4%	205.6%	80.4%	49.8%	23.7%	8.5%
Inflation (average)	133.5%	249.1%	104.9%	62.0%	34.4%	13.4%
Cost of funding (average)	63.0%	70.0%	45.3%	31.6%	17.8%	9.4%
Loan’s interest rate (average)	82.8%	88.0%	59.3%	43.6%	27.8%	17.4%
Number of borrowings originated by Micro Lending	5,798	7,080	9,996	12,504	14,004	14,004
InvertirOnline'Operating income	7,326	21,213	51,990	88,474	118,939	134,834

As of December 31, 2023, political conditions negatively affected the Argentine economy in general,  the main impacts are detailed below:

• An inflationary acceleration and greater devaluation of the Argentine peso, with the accumulated inflation index being 211.4% during 2023 (CPI) and the variation in the BCRA exchange rate Com. “A” 3,500, for the same period, of 356.4%.

• Exchange restrictions in order to contain the demand for dollars.

• Reduction of the 1-day repo rate from 126% to 100% n.a. (171.5% e.a.). Thus, the interest rate on 1-day repos for private funds was 85% n.a. (133.7% n.a.), while the 1-day reverse repo interest rate remained at 160% n.a. (393.6% e.a.).

To what was mentioned above we must add the following conditions that negatively affected the Micro Lending business:

• During 2023, automobile loans have decreased their share of the product more than loans to the non-financial private sector as a whole.

• The market share of automobile loans in the Argentinian financial system (BCRA) is at historic lows, representing 0.2% of GDP.

• Both the patenting of 0KM units, and the percentage of these transactions that are carried out through financing, are in slight recovery but quite far from historical highs.

• Financing of the purchase of used vehicles is relevant to MILA's operations. This business has not been immune to the forementioned market conditions, the amount of loans granted was in the order of 5,800 operations (1% below 2022), which is an historical low for the business.

As a consequence of these macroeconomic conditions The Group recorded an impairment of $4,000,000 of  the goodwill of Micro Lending S.A.U., as of December 31, 2023, which was recorded in depreciation and impairment of non-financial assets line of the Income Statement. The impairment was included in the “People and Business” segment. The value attributable to the cash-generating unit in which the goodwill was included was 10,477,611 as of December 31, 2023.

No additional impairment was determined for the remaining goodwill recorded within Intangible Assets as of December 31, 2023.

The sensitivity analysis of the cash generating units to which goodwill was assigned, excluding Micro Lending S.A.U., was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment losses on goodwill in the segment under these conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

15.    COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

15.1    Debt securities at fair value through profit or loss

	12/31/2023	12/31/2022
Government securities	43,859,127	49,031,485
Corporate securities	2,556,695	20,676,110
	46,415,822	69,707,595

15. 2   Derivatives

	12/31/2023	12/31/2022
Debtor balances related to forward operations in foreign currency to be settled in pesos	2,869,609	634,487
Debtor balances related to forward operations in foreign currency	158,431	182,977
Put option taken	767,053	102,917
	3,795,093	920,381

15.3  Other financial assets

	12/31/2023	12/31/2022
Participation Certificates in Financial Trusts	635,332	493,273
Investments in Asset Management and Other Services	6,890,718	6,739,434
Other investments	3,113,100	3,209,561
Receivable from spot sales pending settlement	24,966,331	7,459,195
Several debtors	10,815,142	7,288,751
Miscellaneous debtors for credit card operations	495,366	520,368
Allowances for loan losses	(416,205)	(464,391)
	46,499,784	25,246,191

15.4    Other debt securities

	12/31/2023	12/31/2022
Negotiable obligations	12,667,045	17,622,462
Debt securities from Financial trusts	4,590,978	—
Government securities	160,021,031	116,816,092
Securities issued by BCRA	76,082,442	707,388,671
Others	89	149
Allowances for loan losses	(2,181,044)	(1,851,807)
	251,180,541	839,975,567

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

15.5   Financial assets pledged as collateral

	12/31/2023	12/31/2022
Guarantee securities for repo operations	972,694	—
Special guarantees accounts in the Argentine Central Bank	21,763,021	32,058,218
Deposits in guarantee	23,646,891	12,998,311
	46,382,606	45,056,529

15.6   Inventories

	12/31/2023	12/31/2022
Electronics	—	208,923
	—	208,923

15.7   Other non-financial assets

	12/31/2023	12/31/2022
Other Miscellaneous assets	8,538,030	7,694,702
Loans to employees	2,134,276	2,678,478
Payments in advance	5,948,058	4,151,472
Other non-financial assets	154,060	374,811
Retirement Plan	547,973	387,914
Works of art and collector's pieces	253,347	257,559
Insurance Contract assets	1,187,065	1,096,286
Asset from insurance broker operations	1,020	6,506
	18,763,829	16,647,728

15.8  Deposits

	12/31/2023	12/31/2022
Non-financial sector	100,747,830	86,705,591
Financial sector	476,539	315,861
Current accounts	138,589,508	157,491,710
Special checking accounts	731,973,085	556,908,441
Savings accounts	241,809,018	287,593,196
Time deposits and investments accounts	177,192,264	469,431,207
Investment accounts	122,036,731	100,826,533
Others	15,838,471	19,700,970
Interest and Adjustments	20,264,610	26,036,074
	1,548,928,056	1,705,009,583

15.9   Liabilities at fair value through profit or loss

	12/31/2023	12/31/2022
Liabilities for transactions in local currency	607,903	3,955,167
Liabilities for transactions in foreign currency	—	2,706,372
	607,903	6,661,539

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

15.10    Other financial liabilities

	12/31/2023	12/31/2022
Amounts payable for spot transactions pending settlement	14,473,367	6,423,474
Collections and other operations on behalf of third parties	55,096,905	44,801,930
Unpaid fees	12,075	11,460
Financial guarantee contracts	42,076	75,990
Liabilities associated with the transfer of financial assets not derecognized	—	—
Lease liability	2,857,505	4,884,311
Others	257,000	184,690
	72,738,928	56,381,855

15.11   Financing received from the Argentine Central Bank and other financial institutions

	12/31/2023	12/31/2022
Financing received from local financial institutions	2,436,173	11,893,380
Financing received from international institutions	255,796	5,326,454
	2,691,969	17,219,834

15.12   Provisions

	12/31/2023	12/31/2022
Eventual commitments	411,663	271,445
Unused Balances of Credit Cards	1,456,978	1,387,991
Restructuring expenses	6,000,000	—
Other contingencies	7,029,026	3,608,510
	14,897,667	5,267,946

15.13   Other non-financial liabilities

	12/31/2023	12/31/2022
Payroll and social securities	32,249,269	35,247,707
Sundry creditors	18,833,238	24,404,194
Revenue from contracts with customers (1)	908,005	1,021,454
Tax payable	19,681,363	22,066,310
Social security payment orders pending settlement	1,278,348	2,329,528
Reinsurance contract liabilities	5,032	187,838
Liabilities from insurance broker operations	41,453	13,131
Other	203,589	321,003
	73,200,297	85,591,165

(1)	Deferred revenue associated with contracts with customers includes the liability for the customer loyalty program. The Group estimates the value of the points assigned to customers in the Club Supervielle and Club Mis Puntos Programs, by applying a mathematical model that considers assumptions about redemption percentages, fair value of points redeemed based on the combination of available products. and customer preferences, as well as the expiration of unused points. As of December 31, 2023 and 2022, the sum of $908,005 and $1,021,454 points have been recorded for unredeemed points, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	Maturity
	Up to 12	Up to 24	More than
Item	months	months	24 months	Total
Revenue from contracts with customers	321,665	164,667	421,673	908,005

15.14   Interest Income

	12/31/2023	12/31/2022	12/31/2021
Interest on overdrafts	44,410,794	23,471,096	19,005,461
Interest on promissory notes	67,470,691	64,028,835	67,907,777
Interest on personal loans	66,454,064	92,146,481	117,692,377
Interest on corporate unsecured loans	96,127,460	50,712,155	41,967,396
Interest on credit card loans	42,005,274	45,870,806	35,957,060
Interest on mortgage loans	62,359,572	56,407,739	42,843,345
Interest on automobile and other secured loan	12,574,777	13,122,573	9,393,313
Interest on foreign trade loans	3,180,062	4,010,233	7,543,367
Interest on financial leases	17,868,411	14,262,772	9,591,489
Interest on public and private securities measured at amortized cost	567,893,807	387,019,350	167,862,434
Other	177,352,343	33,302,307	107,654,661
Total	1,157,697,255	784,354,347	627,418,680

15.15   Interest Expenses

	12/31/2023	12/31/2022	12/31/2021
Interest on current accounts deposits	374,828,604	211,185,911	128,233,675
Interest on time deposits	439,013,593	295,156,581	228,048,956
Interest on other financial liabilities	3,621,357	3,968,644	8,388,702
Interest from financing sector	2,772,705	3,356,878	1,108,873
Other	5,257,828	1,731,380	1,210,330
Total	825,494,087	515,399,394	366,990,536

15.16   Net income from financial instruments at fair value through profit or loss

	12/31/2023	12/31/2022	12/31/2021
Income from corporate and government securities	127,798,716	51,452,910	42,190,171
Income from securities issued by the Argentine Central Bank	—	3,303,523	2,120,331
Derivatives	10,282,330	2,065,245	9,613,101
Total	138,081,046	56,821,678	53,923,603

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

15.17   Service fee income

	12/31/2023	12/31/2022	12/31/2021
Commissions from deposits accounts	37,391,888	38,148,025	39,408,942
Commissions from credit and debit cards	20,594,231	29,729,082	30,250,743
Commissions from loans operations	368,893	950,232	960,528
Other Commissions	34,770,240	25,650,838	30,471,421
Total	93,125,252	94,478,177	101,091,634

15.18   Service fee expenses

	12/31/2023	12/31/2022	12/31/2021
Commissions paid	23,620,557	32,604,729	30,075,296
Export and foreign currency operations	555,520	787,995	742,947
Total	24,176,077	33,392,724	30,818,243

15.19   Income from insurance activities

	12/31/2023	12/31/2022	12/31/2021
Accrued premiums - Under IFRS 4	—	—	21,665,483
Accrued losses - Under IFRS 4	—	—	(4,228,281)
Production expenses Under IFRS 4	—	—	(3,659,805)
Insurance revenue	18,566,744	19,169,750	—
Insurance service expenses	(5,743,306)	(5,905,884)	—
Net expenses from reinsurance contracts held	(111,599)	(398,421)	—
Broker activity operations	1,719,474	1,238,709	—
Total	14,431,313	14,104,154	13,777,397

15.20   Other operating income

	12/31/2023	12/31/2022	12/31/2021
Reversal of allowance for loan losses and assets written down	5,502,611	10,127,903	10,395,360
Insurance commissions	—	—	1,535
Rental from safety boxes	2,050,948	2,375,006	2,332,362
Returns of risk funds	—	4,867,260	7,524,773
Commissions from trust services	178,265	253,243	270,489
Adjustment of various credits	2,472,547	1,363,146	1,039,392
Sale of fixed assets	4,567	89,106	54,322
Punitive interest	2,318,899	2,056,982	1,775,727
Others	11,160,910	11,538,428	9,222,204
Total	23,688,747	32,671,074	32,616,164

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

15.21   Personnel expenses

	12/31/2023	12/31/2022	12/31/2021
Payroll and social securities	150,064,085	154,276,818	143,807,941
Others expenses	10,331,367	13,548,690	11,429,240
Total	160,395,452	167,825,508	155,237,181

15.22   Administrative expenses

	12/31/2023	12/31/2022	12/31/2021
Directors´ and statutory auditors’fees	3,291,819	2,484,677	2,468,332
Professional fees	25,006,003	25,862,516	27,265,430
Advertising and publicity	4,737,212	6,893,010	6,966,569
Taxes	20,408,129	20,091,751	20,511,740
Maintenance, security and services	19,653,248	21,561,754	24,972,701
Rent	66,400	245,871	476,043
Others	11,275,883	11,807,229	10,486,259
Total	84,438,694	88,946,808	93,147,074

15.23  Depreciation and impairment of non-financial assets

	12/31/2023	12/31/2022	12/31/2021
Depreciation of property, plant and equipment	4,628,095	5,610,128	5,049,540
Depreciation of other non-financial assets	2,833,824	2,333,661	1,822,902
Depreciation of intangible assets	13,988,733	15,241,255	12,326,178
Depreciation of right-of-use assets	6,480,621	5,962,164	6,429,230
Impairment of goodwill	4,000,000	2,300,595	1,899
Total	31,931,273	31,447,803	25,629,749

15.24  Other operating expenses

	12/31/2023	12/31/2022	12/31/2021
Promotions related with credit cards	4,750,720	5,400,008	5,516,101
Turnover tax	54,968,898	53,620,247	49,385,226
Fair value on initial recognition of loans	207,342	479,836	1,193,719
Contributions made to deposit insurance system	2,350,765	2,787,276	2,981,108
Loan and credit card balance adjustments	1,241,563	3,047,451	1,138,924
Interest on liabilities for financial leases	33,690	1,555,148	1,633,744
Coverage services	27,556	42,850	99,604
Others allowances	10,957,512	7,279,351	3,615,679
Devaluation of investment properties	7,012,278	2,503,275	2,675,231
Others	12,739,388	6,209,579	3,631,010
Total	94,289,712	82,925,021	71,870,346

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

16.    COMMITMENTS AND CONTINGENCIES

The provisions recorded are detailed below:

	12/31/2023	12/31/2022
Legal issues	2,265,015	613,965
Labor lawsuits	203,105	1,808,248
Tax	4,193,611	566,233
Unused Balances of Credit Cards	1,456,978	1,387,991
Charges to be paid to National Social Security Administration	—	422,505
Judicial Deposits	217,559	147,756
Eventual commitments	411,663	271,445
Reorganization expenses	6,000,000	—
Others	149,736	49,803
Total	14,897,667	5,267,946

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

Controlling Interest

The majority shareholder of the Group is Mr. Julio Patricio Supervielle, who has established his domicile at 330 Reconquista Street, in the Autonomous City of Buenos Aires. Mr. Julio Patricio Supervielle is the main shareholder of Grupo Supervielle. Julio Patricio Supervielle´s interest in share capital and votes of Grupo Supervielle as of December 31, 2023 and December 31, 2022 is 29.86% and 35.12% respectively.

Remuneration of key personnel

The remuneration received by the key personnel of Grupo Supervielle as of December 31, 2023 and 2022 amounts to $5,305.0 million and $3,982.9 million, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2023 and 2022:

	As of	As of
	December 31, 2023	December 31, 2022 (*)
Aggregate total financial exposure	1,778,169	673,747
Number of recipient related parties	80	80
(a) Individuals	68	70
(b) Companies	12	10
Average total financial exposure	22,227	8,422
Single largest exposure	1,387,195	358,255
(*) Historical values as of December 31, 2023, without adjusment for inflation.

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal nor did they present other types of unfavorable conditions.

18.    INSURANCE

The opening of the assets and liabilities of insurance contracts as of December 31, 2023 and 2022 is detailed below. The insurance results for the periods ending on that date are also detailed:

	12/31/2023	12/31/2022
Insurance contract assets
Assets for remaining coverage	1,723,106	2,089,921
Liability for incurred claim - present value of future cash flow	(513,344)	(949,094)
Liability for incurred claim - risk adjustment for non-financial risk	(22,697)	(44,541)
Net balance	1,187,065	1,096,286

Reinsurance contract liabilities
Assets for remaining coverage	(24,794)	(192,886)
Incurred claims for contracts under the PAA	19,762	5,048
Net balance	(5,032)	(187,838)

Balances from brokers operations
Assets from brokers operations	1,020	6,506
Liability from brokers operations	(41,453)	(13,131)
Net balance	(40,433)	(6,625)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

	12/31/2023	12/31/2022
Insurance revenue from contracts measured under the PAA	18,566,744	19,169,750
Insurance revenue	18,566,744	19,169,750
Incurred claims	(2,576,344)	(3,162,593)
Acquisition and administrative expenses	(3,166,962)	(2,743,291)
Insurance service expenses	(5,743,306)	(5,905,884)
Allocation of reinsurance premiums	(148,589)	(410,689)
Amounts recoverable from reinsurers for incurred claims	36,990	12,268
Net expenses from reinsurance contracts held	(111,599)	(398,421)
Insurance service result - NIIF 17	12,711,839	12,865,445
Broker activity operations	1,719,474	1,238,709
Income from insurance activities	14,431,313	14,104,154

Reconciliation of the liability for remaining coverage and the liability for incurred claims

		Incurred claims for contracts under the PAA
Reinsurance contracts held at December 31, 2023	Remaining coverage	Present value of future cash flows	Total
Reinsurance contract liabilities	(192,886)	5,048	(187,838)
Net balance as at January 1, 2023	(192,886)	5,048	(187,838)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(148,589)	—	(148,589)
Amounts recoverable from reinsurers for incurred claims	—	36,990	36,990
Net income (expenses) from reinsurance contracts held	(148,589)	36,990	(111,599)
IAS29 + finance income from reinsurance contracts held	79,778	504	80,282
Total amounts recognised in comprehensive income	(68,811)	37,494	(31,317)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	251,858	—	251,858
Recoveries from reinsurance	(14,955)	(22,780)	(37,735)
Total cash flows	236,903	(22,780)	214,123
Net balance as at December 31, 2023	(24,794)	19,762	(5,032)

		Incurred claims for contracts under the PAA
Reinsurance contracts held at December 31, 2022	Remaining coverage	Present value of future cash flows	Total
Reinsurance contract liabilities	(158,019)	8,515	(149,504)
Net balance as at January 1, 2022	(158,019)	8,515	(149,504)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(410,689)	-	(410,689)
Amounts recoverable from reinsurers for incurred claims	-	12,268	12,268
Net income (expenses) from reinsurance contracts held	(410,689)	12,268	(398,421)
IAS29 + finance income from reinsurance contracts held	109,240	485	109,725
Total amounts recognised in comprehensive income	(301,449)	12,753	(288,696)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	279,798	-	279,798
Recoveries from reinsurance	(13,216)	(16,220)	(29,436)
Total cash flows	266,582	(16,220)	250,362
Net balance as at December 31, 2022	(192,886)	5,048	(187,838)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

		December 31, 2023
Insurance contracts issued		LIC for contracts under the PAA
	LRC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Insurance contract assets	2,089,921	(949,094)	(44,541)	1,096,286
Net balance as at January 1, 2023	2,089,921	(949,094)	(44,541)	1,096,286
Insurance revenue	18,566,744	—	—	18,566,744
Insurance service expenses
Incurred claims and other directly attributable expenses	—	(5,035,808)	21,844	(5,013,964)
Insurance acquisition cashflows	(729,342)	—	—	(729,342)
Insurance service expenses	(729,342)	(5,035,808)	21,844	(5,743,306)
Insurance service result	17,837,402	(5,035,808)	21,844	12,823,438
IAS29 + net financial expenses for insurance contracts	(5,829,716)	(48,897)	—	(5,878,613)
Total amounts recognised in comprehensive income	12,007,686	(5,084,705)	21,844	6,944,825
Cash flows
Premiums received	(13,244,962)	—	—	(13,244,962)
Claims and other directly attributable expenses paid	—	5,520,455	—	5,520,455
Insurance acquisition cashflows	870,461	—	—	870,461
Total cash flows	(12,374,501)	5,520,455	—	(6,854,046)
Net balance as at December 31, 2023	1,723,106	(513,344)	(22,697)	1,187,065

		December 31, 2022
Insurance contracts issued		LIC for contracts under the PAA
	LRC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Insurance contract assets	1,608,433	(1,184,455)	(53,226)	370,752
Net balance as at January 1, 2022	1,608,433	(1,184,455)	(53,226)	370,752
Insurance revenue	19,169,750	—	—	19,169,750
Insurance service expenses
Incurred claims and other directly attributable expenses	—	(5,410,292)	8,685	(5,401,607)
Insurance acquisition cashflows	(504,277)	—	—	(504,277)
Insurance service expenses	(504,277)	(5,410,292)	8,685	(5,905,884)
Insurance service result	18,665,473	(5,410,292)	8,685	13,263,866
IAS29 + net financial expenses for insurance contracts	(3,388,158)	(67,905)	—	(3,456,063)
Total amounts recognised in comprehensive income	15,277,315	(5,478,197)	8,685	9,807,803
Cash flows
Premiums received	(15,215,670)	—	—	(15,215,670)
Claims and other directly attributable expenses paid	—	5,713,558	—	5,713,558
Insurance acquisition cashflows	419,843	—	—	419,843
Total cash flows	(14,795,827)	5,713,558	—	(9,082,269)
Net balance as at December 31, 2022	2,089,921	(949,094)	(44,541)	1,096,286

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

b.    Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2023 and 2022 is disclosed in Note 15.19.

19.    ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2023 and 2022, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A.

	Portfolio		Net Worth		Number of Units
Asset Management and Other Services	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Premier Renta CP en Pesos	380,619,005	316,582,012	380,172,685	316,166,149	30,510,651,741	16,191,115,975
Premier Renta Plus en Pesos	3,260,932	2,090,125	3,247,937	2,084,021	48,164,279	21,721,110
Premier Renta Fija Ahorro	24,617,614	40,187,284	24,116,283	39,784,914	227,991,276	712,483,562
Premier Renta Fija Crecimiento	17,913,457	641,244	17,902,111	639,560	9,532,812,035	4,920,585
Premier Renta Variable	5,434,772	1,866,615	5,391,565	1,819,387	12,205,660	5,946,886
Premier Abierto Pymes	6,595,058	3,994,108	6,584,296	3,850,229	142,666,395	75,458,259
Premier Commodities	3,683,693	3,265,006	2,855,401	2,503,929	22,338,558	24,979,798
Premier Capital	17,873,205	20,829,260	16,706,424	20,711,697	380,115,435	476,377,885
Premier Inversión	1,700,578	3,937,376	1,641,637	3,935,483	342,850,074	1,052,023,732
Premier Balanceado	2,024,585	5,261,344	2,023,195	4,268,732	32,648,809	102,340,389
Premier Renta Mixta	27,039,839	11,850,160	26,844,120	11,821,402	2,641,477,623	616,247,881
Premier Renta Mixta en Dólares	2,727,823	882,545	2,673,654	740,786	4,995,316	2,569,639
Premier Performance Dólares	10,878,143	1,688,421	10,598,408	1,672,424	15,351,225	4,468,523
Premier Global USD	591,810	206,295	577,257	203,536	640,443	321,553
Premier Estratégico	7,390,764	4,565,186	7,385,116	4,561,157	832,710,848	832,710,848
Premier FCI Sustentable ASG	327,434	—	326,726	—	172,449,306	—

20.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1, 2023 the limit is established at 6,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*) and term deposits and investments that exceed said rate by 1.3 times or the reference rate plus 5 percentage points, whichever is greater (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (FGD), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on April 17, 2020, pursuant to communication “A” 6460, such exclusions are as follows: demand deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution

21.    RESTRICTED ASSETS

As of December 31, 2023 and 2022, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2023	12/31/2022
Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	21,763,021	32,058,218
Guarantee deposits for currency forward transactions	11,193,935	8,419,865
Guarantee deposits for credit cards transactions	2,676,321	3,109,343
Other guarantee deposits	9,776,635	1,469,103
	45,409,912	45,056,529

Within restricted availability assets there are $972,694 forward purchases through repo transactions.

22.    FINANCIAL TRUSTS

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as a Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2023:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018

The duration of this Trust FundContract will be 24 months as from 09/12/2018, or termination of payment obligations through disbursements (the “termination date”). After 30 (thirty days) days of the end of the term of the trust contract without the parties having agreed on an extension fee, the trust will be considered extinguished without the possibility of extension, with the trustee receiving, from the trust account, the sum of pesos equivalent to U$D 6,000 (six thousand US dollars) at the current purchasing exchange rate at Banco Supervielle as a penalty. Dated 10/14/2023 Interconnection Eléctrica Rodeo S.A. accepted the proposal of the Commission for Extension and Extension of the Trust Contract for 6 month.

			-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexión Electrica Rodeo S.A.

As Settler:

Micro Lending Financial Trust

The following are financial trusts where Micro Lending S.A.U acts as settler:

		Securitized	Issued Securities
Financial Trust	Set-up on	Amount	Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$39,779	VDF TV A	VN$31,823	VDF B	NV $6,364	Participation certificate	VN $1,592
			Exp date: 03/12/13		Exp date: 11/12/13		Exp date: 10/12/16
IV	09/01/2011	$40,652	VDF TV A	VN$32,522	VDF B	NV $6,504	Participation certificate	VN $1,626
			Exp date: 06/20/13		Exp date: 10/20/13		Exp date: 06/29/17

23.    ISSUANCE OF DEBT SECURITIES

Banco Supervielle S.A.

Unsubordinated Debt Securities

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2023, the Group has no current debt issues related to this Program and as of December 31, 2022, debt related to this Program amounted to $1,748,271.

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

It should be noted that through Communication “A” 6464 the BCRA established that until March 31, 2020, financial entities that, have not increased the capital conservation margins to determine the distributable result   by 1 additional percentage point must have prior authorization from the SEFyC for the distribution of results.

On August 30, 2019 and with the objective of stabilizing the exchange market, the BCRA established through Communication “A” 6768 that financial entities, in order to proceed with the distribution of their results, must have prior authorization from the Superintendence of Financial and Exchange Entities. In said authorization process, the Superintendencewill take into consideration, among other elements, the potential effects of the application of international accounting standards according to Communication "A" 6430 (Point 5.5 of IFRS 9 - Impairment of financial assets) as well as the effects of the restatement of financial statements provided for by Communication "A" 6651.

On March 9, 2023, through Communication “A” 7719, the Central Bank authorized financial entities to distribute results for up to 40% of the accumulated retained earnings until December 31, 2023. This distribution could be made from April 1, 2023, until December 31, 2023, prior Central Bank approval, in 6 equal, monthly and consecutive installments.

As indicated in Note 32, as a consequence of the share purchase program, as of December 31, 2023, $5,166,412 treasury shares were held in the portfolio. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the CNV Rules. (N.T. 2013 and mod.) while these shares are held in the portfolio, there is a restriction on the distribution of retained earnings and free reserves equal to the cost of those shares held in treasury.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Our shareholders' equity under the rules of the Argentine Central Bank comprise the following captions:

12/31/2023
Capital stock	442,672
Inflation adjustment of capital stock	27,960,909
Paid in capital	254,538,548
Treasury shares	14,050
Inflation adjustment of treasury shares	2,944,946
Cost of treasury shares	(5,166,412)
Other reserves	4,307,608
Retained earnings	51,354,318
Other comprehensive Income	6,389,921
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	342,786,560

25.    LOANS AND OTHER FINANCING

As of December 31, 2023 and 2022 the composition of the loan portfolio is as follows:

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2023
Promissory notes	69,528,350	798,561	453,933	70,780,844
Unsecured corporate loans	94,147,532	1,789,054	526,952	96,463,538
Overdrafts	41,749,574	1,395,503	551,809	43,696,886
Mortgage loans	48,862,769	3,574,987	1,514,022	53,951,778
Automobile and other secured loans	12,769,662	2,298,694	258,972	15,327,328
Personal loans	43,000,760	7,283,041	1,615,016	51,898,817
Credit card loans	65,526,273	8,625,173	1,659,828	75,811,274
Foreign Trade Loans	23,287,364	4,009,797	5,625,562	32,922,723
Other financings	36,981,673	1,457,017	—	38,438,690
Other receivables from financial transactions	483,950	132,241	4,063	620,254
Receivables from financial leases	18,059,791	1,833,245	98,744	19,991,780
Subtotal	454,397,698	33,197,313	12,308,901	499,903,912
Allowances for loan losses	(4,559,430)	(5,097,963)	(7,791,435)	(17,448,828)
Total	449,838,268	28,099,350	4,517,466	482,455,084

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2022
Promissory notes	106,340,398	1,054,451	417,688	107,812,537
Unsecured corporate loans	123,583,042	1,090,559	4,127,696	128,801,297
Overdrafts	44,092,669	630,267	540,015	45,262,951
Mortgage loans	69,664,409	6,243,262	2,209,939	78,117,610
Automobile and other secured loans	19,532,565	3,945,158	1,261,814	24,739,537
Personal loans	92,037,962	19,148,300	8,045,266	119,231,528
Credit card loans	127,210,714	19,109,434	7,333,522	153,653,670
Foreign Trade Loans	40,165,053	5,760,515	4,610,063	50,535,631
Other financings	15,348,477	505,380	206,750	16,060,607
Other receivables from financial transactions	8,445,341	283,228	304,912	9,033,481
Receivables from financial leases	32,534,029	631,717	120,559	33,286,305
Subtotal	678,954,659	58,402,271	29,178,224	766,535,154
Allowances for loan losses	(9,453,324)	(9,112,579)	(19,494,502)	(38,060,405)
Total	669,501,335	49,289,692	9,683,722	728,474,749

	December 31, 2023	December 31, 2022
Other guarantees granted	93,364,567	39,550,577
Responsibilities for foreign trade loans	12,785,060	3,983,919
Documentary loans	4,761,804	6,100,750
Overdrafts	569,642	760,987
Total eventual responsability	111,481,073	50,396,233

Expected Credit Loss Allowance

Expected credit loss allowance recognised in the period is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12 months and Lifetime;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized during the period;
●	Impact on the measurement of ECL of changes in PDs, EADs and LGDs in the period, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Discount unwind within ECL due to passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

●	Financial assets derecognised during the period and write-offs of allowances related to assets that were written off during the period.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	678,954,659	58,402,271	29,178,224	766,535,154	9,453,324	9,112,579	19,494,502	38,060,405
Transfers
Stage 1 to 2	(3,914,111)	3,914,111	—	—	(145,737)	341,203	—	195,466
Stage 1 to 3	(303,408)	—	303,408	—	(4,896)	—	224,691	219,795
Stage 2 to 3	—	(202,208)	202,208	—	—	(14,909)	85,417	70,508
Stage 2 to 1	2,482,348	(2,482,348)	—	—	42,549	(111,414)	—	(68,865)
Stage 3 to 2	—	38,181	(38,181)	—	—	5,016	(20,379)	(15,363)
Stage 3 to 1	25,952	—	(25,952)	—	490	—	(11,092)	(10,602)
Additions	437,486,557	—	—	437,486,557	11,353,751	—	—	11,353,751
Disposals	(170,758,908)	(11,739,962)	(7,085,326)	(189,584,196)	(12,267,665)	(2,564,209)	(5,202,920)	(20,034,794)
Interest accrual	59,400,087	3,619,436	5,060,605	68,080,128	53,229	299,254	2,677,636	3,030,119
Write-Offs	(1,839,190)	(4,207,426)	(9,586,970)	(15,633,586)	(1,839,190)	(4,207,426)	(9,586,970)	(15,633,586)
Portfolio sale	—	—	(5,814,155)	(5,814,155)	—	—	(5,662,526)	(5,662,526)
Exchange Differences and Others	6,157,397	17,929,896	7,439,173	31,526,466	2,779,792	5,849,164	14,384,334	23,013,290
Result from exposure to changes in the purchasing power of money	(553,293,685)	(32,074,638)	(7,324,133)	(592,692,456)	(4,866,217)	(3,611,295)	(8,591,258)	(17,068,770)
Gross carrying amount at December 31, 2023	454,397,698	33,197,313	12,308,901	499,903,912	4,559,430	5,097,963	7,791,435	17,448,828

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	879,964,366	74,614,284	49,480,121	1,004,058,771	11,072,145	16,028,693	33,849,316	60,950,154
Transfers
Stage 1 to 2	(18,688,877)	18,688,877	—	—	(239,529)	1,487,641	—	1,248,112
Stage 1 to 3	(2,101,531)	—	2,101,531	—	(39,434)	—	2,032,421	1,992,987
Stage 2 to 3	—	(1,652,737)	1,652,737	—	—	(286,483)	1,362,499	1,076,016
Stage 2 to 1	11,262,861	(11,262,861)	—	—	(7,256)	(2,067,638)	—	(2,074,894)
Stage 3 to 2	—	732,518	(732,518)	—	—	(87,655)	(293,091)	(380,746)
Stage 3 to 1	656,849	—	(656,849)	—	(92,806)	—	(230,302)	(323,108)
Additions	407,434,273	27,119,635	9,013,943	443,567,851	3,249,561	3,616,371	7,647,421	14,513,353
Disposals	(218,516,270)	(13,635,329)	(7,438,591)	(239,590,190)	(1,318,045)	(2,427,827)	(5,162,127)	(8,907,999)
Net changes of financial assets	(381,600,438)	(25,556,814)	2,464,795	(404,692,457)	3,614,000	3,752,961	9,800,873	17,167,834
Write-Offs	(1,479,934)	(1,834,191)	(9,199,278)	(12,513,403)	(1,479,934)	(1,834,191)	(9,199,278)	(12,513,403)
Exchange Differences and Others	15,578,295	630,647	2,164,462	18,373,404	426,620	298,749	1,934,888	2,660,257
Result from exposure to changes in the purchasing power of money	(13,554,935)	(9,441,758)	(19,672,129)	(42,668,822)	(5,731,998)	(9,368,042)	(22,248,118)	(37,348,158)
Gross carrying amount at December 31, 2022	678,954,659	58,402,271	29,178,224	766,535,154	9,453,324	9,112,579	19,494,502	38,060,405

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

In virtue of the administration of collateral, Grupo Supervielle relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for stand by letters of credit).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle monitors collateral held for financial assets considered to be credit-impaired as it becomes more likely that Grupo Supervielle will take possession of collateral to mitigate potential credit losses.

		Allowances
	Gross	for loans		Fair value of
Credit Impaired loans	exposure	losses	Book value	collateral
Overdrafts	551,809	507,461	44,348	-
Financial Lease	98,744	81,439	17,305	34,794
Promissory Notes	453,933	342,285	111,648	73,270
Mortgage loans	1,514,022	736,553	777,469	814,204
Personal loans	1,615,016	1,532,260	82,756	-
Pledge loans	258,972	186,865	72,107	648,882
Credit cards	1,659,828	1,565,436	94,392	-
Other	6,156,577	2,839,136	3,317,441	2,953,136
Total	12,308,901	7,791,435	4,517,466	4,524,286

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

Grupo Supervielle may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended on December 31, 2023 and 2022 amount to $9,090,153 and $24,494,621  respectively.Grupo Supervielle still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2023	12.31.2022
Balance at the beginning of the year	24,494,621	47,918,738
Additions	15,633,586	12,513,403
Disposals	(17,335,542)	(27,877,484)
Cash collection	(4,148,993)	(5,848,535)
Portfolio sales	(830,666)	(443,214)
Condonation	(12,355,883)	(21,585,735)
Exchange differences and other movements	(13,702,512)	(8,060,036)
Gross carrying amount	9,090,153	24,494,621

26.    RISK MANAGEMENT POLICIES

Financial risk factors

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of Grupo Supervielle´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of Grupo Supervielle´s Strategy related to the administration of credit risk; which include Grupo Supervielle´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Group has, on the one hand, a comprehensive risk management policy that details aspects linked to the governance of general fundamental risks and, on the other hand, specific manuals and procedures that contemplate, among others, the standards issued by the BCRA related to this matter.

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

Credit Risk Measurement Models

Grupo Supervielle relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD – Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at Grupo Supervielle that calculate statistical forecasts, economic capital and Risk-Adjusted Return (RAROC) models in order to optimize management and decision-making.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

Loans written off

Those credits classified as unrecoverable are eliminated from assets, recognizing them in off-balance sheet accounts. Their balance as of December 31, 2023 and 2022 amounts to $9,090,153 and $24,494,621 respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Maximum Credit Risk Exposure

The following table contains an analysis of the maximum credit risk exposure:

	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	69,528,350	798,561	453,933	70,780,844
Unsecured Corporate Loans	94,147,532	1,789,054	526,952	96,463,538
Overdrafts	51,728,612	1,695,518	551,809	53,975,939
Mortgage Loans	48,862,769	3,574,987	1,514,022	53,951,778
Automobile and other secured loans	12,769,662	2,298,694	258,972	15,327,328
Personal Loans	43,000,760	7,283,041	1,615,016	51,898,817
Credit Card Loans	142,659,542	13,689,194	1,659,828	158,008,564
Foreign Trade Loans	23,287,364	4,009,797	5,625,562	32,922,723
Other Financings	36,981,673	1,457,017	—	38,438,690
Other Receivables from Financial Transactions	483,950	132,241	4,063	620,254
Receivables from Financial Leases	18,059,791	1,833,245	98,744	19,991,780
Total	541,510,005	38,561,349	12,308,901	592,380,255

	December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	106,340,398	1,054,451	417,688	107,812,537
Unsecured Corporate Loans	123,583,042	1,090,559	4,127,696	128,801,297
Overdrafts	58,650,927	797,854	540,015	59,988,796
Mortgage Loans	69,664,409	6,243,262	2,209,939	78,117,610
Automobile and other secured loans	19,532,565	3,945,158	1,261,814	24,739,537
Personal Loans	92,037,962	19,148,300	8,045,266	119,231,528
Credit Card Loans	313,311,575	29,945,881	7,333,522	350,590,978
Receivables from Financial Leases	33,477,384	631,715	120,561	34,229,660
Foreign Trade Loans	40,165,053	5,760,515	4,610,063	50,535,631
Other Financings	40,777,931	505,639	206,753	41,490,323
Other Receivables from Financial Transactions	7,505,348	283,228	304,905	8,093,481
Total	905,046,594	69,406,562	29,178,222	1,003,631,378

Financial Instruments to which the impairment requirements in IFRS 9 are not applied

Financial assets measured at fair value through profit or loss are not subject to impairment. The maximum exposure to credit risk is the corresponding fair value.

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

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where Grupo Supervielle operates.

Due to the characteristics of its business profile, Grupo Supervielle is the entity with the greatest exposure to this risk. However, market risk monitoring also covers the positions taken by Grupo Supervielle for its own portfolio, as well as those taken by its different subsidiaries. There is an entire limit scheme, with periodic monitoring and activation of alerts if any violation is observed. With this same scope, frequent monitoring and review of exposure indicators to the National Treasury is carried out.

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

At the Supervielle Group level, the focus of attention regarding market risk management is placed on the trading portfolio managed by the Trading Desk, although broader control is also carried out, including positions managed with management objectives. of liquidity by the Financial Planning Management. With regard to this broader trading book, controls are limited to the assumed risk exposure, measured using the VaR methodology, in relation to the computable capital responsibility (CPR). Additionally, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert in the event of credit events or breakdowns in the correlations between asset groups, events that may escape the consideration of a diversified VaR.

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

Market risk management focused special attention on a year 2023 characterized by a prolonged and uncertain electoral process that covered practically the entire second half of the year. This same uncertainty translated into increasing levels of volatility in financial assets exposed to market risk, which led to frequent revisions in the risk appetite reflected in the admissible VaR levels in the different companies of Grupo Supervielle, as well as in the maximum tolerable exposure in sovereign bonds.

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2023				Balances as of 12/31/2022
	Monetary	Monetary			Monetary	Monetary
	Financial	Financial		Net	Financial	Financial		Net
Currency	Assets	Liabilities	Derivatives	Position	Assets	Liabilities	Derivatives	Position
US Dollar	286,636,032	253,932,945	158,431	32,861,518	214,929,965	189,946,941	173,451	25,156,475
Euro	5,907,343	5,502,023	—	405,320	4,462,182	3,421,601	—	1,040,581
Others	3,764,558	64,651	—	3,699,907	1,489,376	37,034	—	1,452,342
Total	296,307,933	259,499,619	158,431	36,966,745	220,881,523	193,405,576	173,451	27,649,398

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

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

		12/31/2023			12/31/2022
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	242.30%	79,605,198	79,605,198	85.70%	19,097,099	19,097,099
US Dollar	(242.30)%	(79,605,198)	(79,605,198)	(85.70)%	(19,097,099)	(19,097,099)
Euro	242.30%	982,053	982,053	85.70%	892,205	892,205
Euro	(242.30)%	(982,053)	(982,053)	(85.70)%	(892,205)	(892,205)
Other	242.30%	8,964,534	8,964,534	85.70%	1,245,257	1,245,257
Other	(242.30)%	(8,964,534)	(8,964,534)	(85.70)%	(1,245,257)	(1,245,257)
Total	242.30%	89,551,785	89,551,785	85.70%	21,234,561	21,234,561
	(242.30)%	(89,551,785)	(89,551,785)	(85.70)%	(21,234,561)	(21,234,561)

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

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in Grupo Supervielle’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different maturity terms and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

As established by the regulator, Banco Supervielle and IUDÚ Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that Banco Supervielle has been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

Following good practices in risk management and with the aim of ensuring the reasonableness of fit of the internal models used, a backtesting methodology was developed applicable to the results obtained with the interest rate risk measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is carried out.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

In a context of strong increases in reference interest rates, it was necessary to adjust the dynamic rate GAP to consider daily temporary buckets. This development made it possible to gain precision in the evaluation of scenarios of parallel increases or decreases in reference interest rates. The monitoring and projection of the monthly financial margin had special relevance throughout the year.

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

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2023
Total Financial Assets	1,367,597,996	201,843,376	75,283,526	25,674,272	233,501,535	1,903,900,705
Total Financial Liabilities	(1,123,780,666)	(182,804,117)	(99,006,907)	(14,104,522)	(1,693,776)	(1,421,389,988)
Net Amount	243,817,330	19,039,259	(23,723,381)	11,569,750	231,807,759	482,510,717

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2022
Total Financial Assets	1,217,782,647	157,102,640	113,969,851	43,914,002	465,883,744	1,998,652,884
Total Financial Liabilities	(916,770,479)	(143,998,663)	(106,865,350)	(1,113,500)	(515,361,769)	(1,684,109,761)
Net Amount	301,012,168	13,103,977	7,104,501	42,800,502	(49,478,025)	314,543,123

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2023 and 2022. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2023 and 2022 and the changes are considered reasonable possible based on the observation of market conditions:

	12/31/2023		12/31/2022
		Increase / (decrease)		Increase / (decrease)
	Additional variation in	in the income	Additional variation in	in the income
Items	the interest rate	statement	the interest rate	statement
Decrease in the interest rate	4% ARS; 2% USD	(9,017,557)	4% ARS; 2% USD	(458,588)
Increase in the interest rate	4% ARS; 2% USD	8,615,049	4% ARS; 2% USD	617,802

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Grupo Supervielle estimates this indicator on a daily basis, having exceeded the minimum value established by law, as well as that established internally based on their risk appetite.
✓	Net Stable Funding Ratio (NSFR): measures the ability of Grupo Supervielle to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. Grupo Supervielle calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits: this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

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

During 2023, strong growth was observed in interest-bearing current accounts, especially from institutional clients. The funds thus raised were applied to the acquisition of LELIQ or Repo Transactions with the BCRA, thus trying to minimize the mismatch of terms. Controls were implemented so that this exposure to the BCRA is maintained at reasonable levels measured against total assets, the entity's equity and in terms of market share.

Liquidity in dollars remained at high levels, above 72% throughout the year.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

Below is the concentration of loans and deposits as of December 31, 2023 and 2022:

	Loans and other financing
	12/31/2023		12/31/2022
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	69,087,338	13.8%	68,238,639	8.9%
50 following largest customers	123,526,823	24.7%	124,053,825	16.2%
100 following largest customers	92,511,436	18.5%	96,004,018	12.5%
Rest of customers	214,778,315	43.0%	478,238,672	62.4%
TOTAL	499,903,912	100.0%	766,535,154	100.0%

	Deposits
	12/31/2023		12/31/2022
Number of customers	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	662,055,214	42.7%	571,545,441	33.5%
50 following largest customers	347,109,915	22.4%	379,200,150	22.2%
100 following largest customers	66,447,114	4.3%	94,183,414	5.5%
Rest of customers	473,315,813	30.6%	660,080,578	38.7%
TOTAL	1,548,928,056	100.0%	1,705,009,583	100.0%

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, 2023 until the contractual maturity date, based on undiscounted cash flows:

	Less than	From 1 to	From 3 to	From 6 months to	From 1 to	More than
As of 12/31/2023	1 month	3 months	6months	1 years	2 years	2 years	Total
Loans and other financing	306,353,057	113,373,676	115,578,523	136,200,679	155,987,345	283,308,741	1,110,802,021
To the non-financial public sector	1,832,047	-	170,430	170,430	340,860	852,150	3,365,917
To the financial sector	2,789,465	185,831	324,232	670,385	902,442	166,635	5,038,990
To the Non-Financial Private Sector and Foreign residents	301,731,545	113,187,845	115,083,861	135,359,864	154,744,043	282,289,956	1,102,397,114
TOTAL ASSETS	306,353,057	113,373,676	115,578,523	136,200,679	155,987,345	283,308,741	1,110,802,021
Deposits	1,414,396,480	46,551,007	128,375,672	20,894,066	-	-	1,610,217,225
Non-financial public sector	104,224,359	167,400	-	-	-	-	104,391,759
Financial sector	476,539	-	-	-	-	-	476,539
Non-financial private sector and foreign residents	1,309,695,582	46,383,607	128,375,672	20,894,066	-	-	1,505,348,927
Liabilities at fair value through profit or loss	607,903	-	-	-	-	-	607,903
Repo Transactions	940,332	-	-	-	-	-	940,332
Other financial liabilities	78,021,141	404,753	549,577	909,190	1,100,630	587,297	81,572,588
Financing received from the Argentine Central Bank and other financial institutions	461,013	390,562	525,110	996,772	1,424,113	943,488	4,741,058
TOTAL LIABILITIES	1,494,426,869	47,346,322	129,450,359	22,800,028	2,524,743	1,530,785	1,698,079,106

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

27.TURNOVER TAX

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina.

The BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also established that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceeded their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the aforementioned, the Bank believes that the reasons supporting the non-taxability of these types of instruments are strong based on expert opinions, both internal and from third-party specialists. We estimate the likelihood of a favorable ruling to our position as the majority view. Consequently, the Bank has ceased paying the tax on the revenues generated by Leliqs operations in Mendoza since January 2023, and by Leliqs and Repo transactions in the City of Buenos Aires since April of the current year.

As of December 31, 2023, the Group had received notifications from the Tax Administration of Mendoza in repect of  the period comprised between January 2023 and April 2023, and from the Argenine Government Agency for Public Revenue in repect of  the period comprised between June 2023 and July 2023. In addition, ex officio proceedings have been initiated for the period comprised between April 2023 and May 2023, as a result of which we have created contingency provisions in the amount of $4,037,278.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

28.    ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	At	At 12/31/2023 (per currency)				At
Items	12/31/2023	Dollar	Euro	Real	Others	12/31/2022
ASSETS
Cash and Due from Banks	201,242,228	191,641,796	5,835,926	54,830	3,709,676	120,528,180
Debt securities at fair value through profit or loss	8,684,949	8,684,949	—	—	—	4,452,251
Derivatives	158,431	158,431	—	—	—	173,451
Other financial assets	8,142,162	8,142,110	—	—	52	5,511,094
Loans and other financing	42,905,258	42,833,841	71,417	—	—	56,672,747
Other Debt Securities	27,768,176	27,768,176	—	—	—	30,281,996
Financial assets in guarantee	6,968,929	6,968,929	—	—	—	3,019,938
Other non-financial assets	596,231	596,231	—	—	—	415,317
TOTAL ASSETS	296,466,364	286,794,463	5,907,343	54,830	3,709,728	221,054,974

LIABILITIES
Deposits	240,375,097	236,733,749	3,641,348	—	—	171,150,697
Non-financial public sector	7,126,792	7,125,492	1,300	—	—	5,995,946
Financial sector	1,894	1,894	—	—	—	4,758
Non-financial private sector and foreign residents	233,246,411	229,606,363	3,640,048	—	—	165,149,993
Liabilities at fair value with changes in results	—	—	—	—	—	2,706,372
Other financial liabilities	17,470,741	15,612,348	1,793,752	133	64,508	13,295,704
Financing received from the Argentine Central Bank and other financial entities	255,796	188,880	66,916	—	—	5,326,453
Other non-financial liabilities	1,397,985	1,397,968	7	—	10	926,350
TOTAL LIABILITIES	259,499,619	253,932,945	5,502,023	133	64,518	193,405,576

NET POSITION	36,966,745	32,861,518	405,320	54,697	3,645,210	27,649,398

29.    CURRENT/NON-CURRENT DISTINCTION

Grupo Supervielle has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant,

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2023 and 2022, the amount expected to be recovered or settled after more than twelve months for each asset and liability line item is as follows:

	12/31/2023			12/31/2022
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
ASSETS	period	period	Total	period	period	Total
Cash and due from banks	229,098,272	—	229,098,272	150,719,643	—	150,719,643
Cash	114,005,581	—	114,005,581	59,547,824	—	59,547,824
Argentine Central Bank	103,634,933	—	103,634,933	84,654,328	—	84,654,328
Other local financial institutions	10,241,998	—	10,241,998	6,428,404	—	6,428,404
Others	1,215,760	—	1,215,760	89,087	—	89,087
Debt Securities at fair value through profit or loss	46,415,822	—	46,415,822	69,707,595	—	69,707,595
Derivatives	3,795,093	—	3,795,093	920,381	—	920,381
Reverse Repo transactions	755,708,132	—	755,708,132	67,206,248	—	67,206,248
Other financial assets	46,499,784	—	46,499,784	25,246,191	—	25,246,191
Loans and other financing	404,549,650	77,905,434	482,455,084	580,663,665	147,811,084	728,474,749
To the non-financial public sector	1,834,358	235,757	2,070,115	128,427	736,358	864,785
To the financial sector	3,265,728	740,818	4,006,546	1,868,427	138,698	2,007,125
To the Non-Financial Private Sector and Foreign residents	399,449,564	76,928,859	476,378,423	578,666,811	146,936,028	725,602,839
Other debt securities	133,761,633	117,418,908	251,180,541	763,440,474	76,535,093	839,975,567
Pledged as collateral	46,382,606	—	46,382,606	45,056,529	—	45,056,529
Current income tax assets	—	—	—	3,039,566	—	3,039,566
Inventories	—	—	—	208,923	—	208,923
Investments in equity instruments	—	365,985	365,985	—	1,565,010	1,565,010
Property, plant and equipment	—	51,151,635	51,151,635	—	57,217,390	57,217,390
Investment Property	—	45,597,064	45,597,064	—	52,637,396	52,637,396
Intangible assets	—	67,634,055	67,634,055	—	69,368,706	69,368,706
Deferred income tax assets	2,203,863	10,756,236	12,960,099	5,646,967	32,350,601	37,997,568
Other non-financial assets	2,090,893	16,672,936	18,763,829	8,486,553	8,161,175	16,647,728
TOTAL ASSETS	1,670,505,748	387,502,253	2,058,008,001	1,720,342,735	445,646,455	2,165,989,190

	12/31/2023			12/31/2022
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
LIABILITIES	period	period	Total	period	period	Total
Deposits	1,249,698,981	299,229,075	1,548,928,056	1,705,009,233	350	1,705,009,583
Non-financial public sector	100,747,830	—	100,747,830	86,705,591	—	86,705,591
Financial sector	476,539	—	476,539	315,861	—	315,861
Non-financial private sector and foreign residents	1,148,474,612	299,229,075	1,447,703,687	1,617,987,781	350	1,617,988,131
Liabilities at fair value through profit or loss	607,903	—	607,903	6,661,539	—	6,661,539
Repo Transactions	940,332	—	940,332	—	—	—
Other financial liabilities	71,663,787	1,075,141	72,738,928	54,257,012	2,124,843	56,381,855
Financing received from the Argentine Central Bank and other financial institutions	1,252,379	1,439,590	2,691,969	12,458,785	4,761,049	17,219,834
Unsubordinated negotiable Obligations	—	—	—	1,748,271	—	1,748,271
Current income tax liability	737,181	—	737,181	—	—	—
Provisions	23,990	14,873,677	14,897,667	33,382	5,234,564	5,267,946
Deferred income tax liability	1,614,907	—	1,614,907	565,339	—	565,339
Other non-financial liabilities	73,200,297	—	73,200,297	85,591,165	—	85,591,165
TOTAL LIABILITIES	1,399,739,757	316,617,483	1,716,357,240	1,866,324,726	12,120,806	1,878,445,532

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

30.    OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, Grupo Supervielle fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously,

In addition, Grupo Supervielle has master netting arrangement that do not satisfy the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business,

As of December 31, 2023 and 2022, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2023	amount (a)	offset (b)	(c) = (a) + (b)	Financial asset / (Financial liability)	Collateral	Net amount
Debts with businesses for consumption by our customers with credit card	—	—	—	(872,707)	(24,334,219)	(25,206,926)
Derivatives instruments	183,690	2,685,919	2,869,609	—	—	—
Total	183,690	2,685,919	2,869,609	(872,707)	(24,334,219)	(25,206,926)

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2022	amount (a)	offset (b)	(c) = (a) + (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	—	—	—	(959,658)	(26,592,007)	(27,551,665)
Derivatives instruments	270,814	363,673	634,487	—	—	—
Total	270,814	363,673	634,487	(959,658)	(26,592,007)	(27,551,665)

31.  CAPITAL MANAGEMENT

The Group's objectives regarding capital management are established below:

• Compliance with the requirements established by the BCRA in its communication “A” 6260 and amendments

• Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under the rules of the Argentine Central Bank for Banco Supervielle  as of December 31, 2023 and 2022 is composed as follows (book value):

	12/31/2023	12/31/2022 (*)
Capital Stock	442,672	444,411
Paid in capital	254,538,548	264,229,227
Inflation Adjustment of capital stock	27,960,909	28,325,583
Treasury shares	14,050	12,311
Inflation adjustment of treasury shares	2,944,946	2,580,272
Cost of Treasury shares	(5,166,412)	(4,307,608)
Reserves	4,307,608	19,308,569
Retained earnings	51,354,318	(24,700,453)
Other comprehensive income	6,389,921	3,220,774
Shareholders' Equity attributable to owners of the parent company	342,786,560	289,113,086
Shareholders' Equity attributable to non-controlling interests	274,693	229,326
TOTAL SHAREHOLDERS' EQUITY	343,061,253	289,342,412
(*) Historical values without adjustment for inflation.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting and ensuring compliance with the objectives established for capital management.

According to the guidelines established by the BCRA, financial entities must maintain capital ratios to reduce the associated risks. It should be noted that as of December 31, 2023 and 2022, the Group complied with the minimum capital requirement determined in accordance with the provisions of the BCRA regulations.

Computable Patrimonial Liability  of Banco Supervielle S.A. is made up of the basic Net Assets and the complementary Net Assets. The balance of these concepts as of December 31, 2023 and 2022 is detailed below:

	12/31/2023	12/31/2022 (*)
Basic Shareholder´s Equity
Tier One Ordinary Capital	264,420,324	77,619,877
(Deductible concepts)	(55,583,242)	(25,063,540)
Additional Tier One Capital	—	—
Complementary Shareholder´s Equity	—	2,600,170
Tier Two Capital	—	2,600,170
(Deductible concepts)	—	—
Group Funds	13,771,273	3,051,628
Computable Patrimonial Responsability	222,608,355	58,208,135
(*) Historical values without adjustment for inflation

The pro forma consolidated Tier 1 capital ratio of Grupo Supervielle amounts to 21% as of December 31, 2023. This includes the sum of $13,771,273 thousand that the Group maintains as excess liquidity that could be applied to the growth of its business and of its subsidiaries.

It is worth mentioning that within the deductible concepts are the balances from deferred tax assets (DTA) in accordance with the provisions of point 8.4.1.1. of the T.O of the regulations on Minimum Capital of Financial Entities. This deduction is made for the gross amount of the DTA, without considering the possible offsets that may be made of deferred tax liabilities (DTL) and that are allowed by both IFRS and Basel III standards.

The aforementioned regulations establish that deferred tax assets may be offset with deferred tax liabilities when DTA and DTL refer to taxes received by the same tax authority and the competent tax authority authorizes the offset, a situation that is verified in the determination of the tax on the profits of the entity.

Below is a detail of the determined requirement:

	12/31/2023	12/31/2022 (*)
Credit risk	61,895,671	25,107,962
Operational risk	21,891,498	8,188,453
Market risk	2,658,844	1,693,962
Requirement	86,446,013	34,990,377
Integration	222,608,355	58,208,135
Excess	136,162,342	23,217,758
(*) Historical values without adjustment for inflation

32. Repurchase of treasury shares

On July 20, 2022, the Company's Board of Directors approved a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company would could acquire shares for a term of 250 calendar days from the entry

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program did not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions  remained in force as they were approved.

Subsequently, on December 27, 2022, he Board of Directors approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as " Treasury shares " and its restatement as "Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost Treasury shares”.

As of December 31, 2023, Grupo Supervielle's share repurchase program has expired, meaning additional shares cannot be acquired. Grupo Supervielle has acquired a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs (equivalent to 2,956,920 shares) in NYSE reaching an execution of 86.3% of the program and 3.076% of the capital stock.

33. merge OF IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A. with Banco Supervielle S.A.

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

On March 6, 2023, the Board of Directors of Banco Supervielle S.A. agreed to carry out a corporate reorganization, through a merger by absorption by which Banco Supervielle would absorb IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., which would be dissolved without liquidation. The Merger date was set effective January 1, 2023, inclusive, date from which Banco Supervielle S.A. In its capacity as absorbing and continuing company, assumed the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to those companies.

The shareholders of the companies Banco Supervielle S.A. (“Absorbing Company”), IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A. (“Absorbed Companies”) approved in an ordinary and extraordinary meeting held on May 18, 2023, the merger by absorption of the Absorbing Company with the Absorbed Companies under the terms of article 82 and related provisions of the General Companies Law and its amendments and of article 77 et seq. of the Income Tax Law (text ordered in 1997 and its modifications). Once the current legal requirements have been met, the registration of said merger will proceed.

On June 8, 2023, the final merger commitment was signed.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

The forementioned decision was approved by the Central Bank of the Argentine Republic on December 1, 2023 under Resolution No. 478 and by the National Securities Commission on December 13, 2023 under Resolution N°RESFC-2023-22557-APN-DIR#CNV.

Grupo Supervielle S.A. received 4,783,920 class B shares of Banco Supervielle S.A. in accordance with the previous merger commitments, with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 for IUDÚ Compañía Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 for Tarjeta Automática S.A.

As a result of the merger, the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. amounted to 97.1198%. However, for the purposes of the consolidated financial statements, said operation had no effect on the total holding.

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

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank:

As stated above under "Presentation of Financial and Other Information", we have prepared our audited consolidated financial statements for 2023, 2022 and 2021 under IFRS, Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,(2)
	2023	2022	2021

	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	51,149,308	20,729,624	12,957,481
Allocated to Bank premises and equipment, intangible assets and equity investment assets	10,474,161	3,747,910	2,035,689
Market risk	2,658,844	1,693,962	965,159
Public sector and securities in investment account,	272,202	625,570	34,489
Operational risk	21,891,498	8,188,453	4,805,957
Required minimum capital under Central Bank rules	86,446,013	34,985,519	20,798,775
Basic net worth	264,420,324	77,619,877	42,938,440
Complementary net worth	—	2,600,170	1,564,272
Deductions	(55,583,242)	(25,063,540)	(11,770,286)
Total capital under Central Bank rules	208,837,082	55,156,507	32,732,426
Excess capital	122,391,069	20,170,988	11,933,651
Credit Risk Weighted Assets (1)	756,569,592	303,351,644	181,430,487
Risk Weighted Assets (1)	1,058,040,330	428,238,464	254,513,436
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	27.6%	18.2%	18.4%
Regulatory capital/risk weighted assets	19.7%	12.9%	12.9%
Average shareholders’ equity as a percentage of average total assets	14.5%	12.2%	12.5%
Total liabilities as a multiple of total shareholders’ equity	6.3x	8.3x	7.5x
Cash as a percentage of total deposits	14.4%	8.7%	11.1%
Liquid assets as a percentage of total deposits (3)	64.1%	46.0%	49.2%
Tier 1 Capital / risk weighted assets	19.7%	12.3%	12.2%

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

(2)	Nominal values without inflation adjustment,
(3)	Liquid assets include cash, securities issued by the Central Bank, and Repo transactions with the Central Bank. This ratio does not consider other government securities held by the Company to set Minimum Reserve Requirements.

35. ECONOMIC CONTEXT ON GROUP´S  OPERATIONS

Grupo Supervielle operates in an economic context marked by strong volatility, both nationally and internationally.Between January 1 and December 31, 2023, accumulated inflation reached 211.4% (CPI) and the peso depreciated against the US dollar, going from $180/US$ at the beginning of the year to $808/ US$ at the end of the year.

The monetary authority imposed exchange restrictions in order to contain the demand for dollars. This implied, among other things, the requirement to request prior authorization from the BCRA to make payments abroad for operations such as the payment of dividends to non-residents, the payment of financial loans and the payment of imports of certain goods and services, among others.

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which it proposes to carry out a broad reform of laws and regulations.

The new government's plan proposes to move forward with a profound deregulation of the economy and with structural reforms that ease restrictions to invest and operate in the country, including the gradual relaxation of the exchange restrictions mentioned previously, with the aim of eliminating them once the macroeconomic conditions improve.

The Ministry of Economy presented, on December 12, the economic program of the new administration, whose priority is to eliminate the fiscal deficit and its financing through the expansion of remunerated liabilities and the monetary issue of Pesos from the BCRA. Another of the central elements of the new program is the elimination of distortions, restrictions and bureaucratic obstacles and the correction of relative prices (especially the exchange rate), as a prerequisite to stabilize the economy.

In the month of December the BCRA moved in this direction. In this sense, LELIQ were no longer tendered, and  repos became the main monetary policy instrument whose interest rate was established at 100% n.a. Regarding liquidity injection operations, the BCRA announced that it will no longer finance the Treasury, although it will continue to offer put options and repos on public debt instruments to the extent required by the stability of financial conditions.

Additionally, on December 13, the BCRA decided to reduce the 1-day repo rate from 126% to 100% n.a. (171.5% e.a.). Thus, the interest rate on 1-day repos for private funds was 85% n.a. (133.7% n.a.), while the 1-day repo interest rate remained at 160% n.a. (393.6% e.a.).

The reduction in the interest rate paid on remunerated liabilities will contain the endogenous growth of these instruments and generate incentives for banks to once again act as financial intermediaries.

The new government published a Decree of Necessity and Urgency (DNU) where some 300 laws are annulled and/or modified, introducing reforms in the labor market, the customs code and the status of public companies, among others. Although the DNU must be discussed and ratified by at least one of the chambers of the National Congress, its provisions have been partially in force since December 29, 2023.

On the external front, the nominal exchange rate continues to devaluate at run at a rate of 2% per month since December 13, the date on which it was devalued from $350/USD to $800/USD. With data as of February 27, the exchange rate is located at $841.15/USD in the Free Exchange Market (MLC). Likewise, the new import regime, which allows import payments to be deferred, generated relief in the MLC for US$ 7,066 million. This number comes from the difference between accrued and liquidated imports. The BCRA has already issued US$ 5,000 million of Bonds for the Reconstruction of a Free Argentina (BOPREAL) of Series 1 and US$ 2,000 million of Series 2. In the coming days, bidding for Series 3 will begin with the objective of placing US$ 3,000 million. In this framework, between

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2023, presented in comparative format

(Expressed in thousands of pesos)

December 13 and February 27, the BCRA's net foreign exchange purchase and sale. with the private sector left a positive balance of USD8,563 million.

The International Reserves of the BCRA ended on February 22 with a balance of USD27,347 million, registering an increase of USD4,274 million since the beginning of the year and US$6,138 million since the change of government. This dynamic was influenced by the higher Multilateral Real Exchange Rate, a product of the December devaluation and the new import regime that made it possible to avoid paying accrued imports.

The financial sector has a significant exposure to the Argentine public sector, through rights, public securities, loans and other assets.

The Group's exposure to the Argentine public sector is as follows:

Grupo Supervielle´s Exposure to Public Sector
Central Bank of Argentina (including repo transactions)	831,757,936
Treasury Bills	199,343,557
Government Securities	60,856
Exposure to Government Securities and Treasury Bonds	1,031,162,349
Loans to Public Sector	2,070,115
Total exposure to Public Sector	1,033,232,464
Over Total Assets	50.21%
Over Shareholder´s equity	302.67%

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements.

The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced.

For all of the above, Grupo Supervielle's Management permanently monitors the evolution of the situations mentioned in the international markets and at the local level, to identify possible impacts on its patrimonial and financial situation, and determine the possible actions to be adopted.

36. SUBSEQUENT EVENTS

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a program for the repurchase of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that Grupo Supervielle’s shares does not reflect the real value of the society’s assets nor their potential value.

The terms and conditions for the acquisition of its own shares under the Program are the following: (i) maximum amount of the investment: up to Ps.4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the capital stock of Grupo Supervielle, as established by the applicable Argentine laws and regulations; (iii) payable price: up to Ps.1,600.00 per Class B share and U.S.$8.00 per ADS on the New York Stock Exchange, and (iv) term for the acquisition: 120 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means.

As of the date of these financial statements, Grupo Supervielle has acquired under the second program a total of 550,000 Class B Shares in ByMA, reaching an execution of 17.4% of the program and 0.12% of the capital stock. Grupo Supervielle has acquired a total of 14,600,492 Class B Shares representing 3.20% of the capital stock.