Form 20-F
period 2024-12-31
Grupo Supervielle S.A.
filed 2025-04-21
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 (excluding shares held by the Company’s treasury as of December 31, 2024) was:

Title of class	Number of shares outstanding
Class B ordinary shares, nominal value Ps.1.00 per share	375,992,997
Class A ordinary shares, nominal value Ps.1.00 per share	61,738,188

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

Page
Item 9.C Markets	211

i

INTRODUCTION

CERTAIN DEFINED TERMS AND CONVENTIONS

In this annual report, we use the terms “we,” “us,” “our,” “the Company” and the “Group” to refer to Grupo Supervielle S.A. and its consolidated subsidiaries, including Banco Supervielle S.A., unless otherwise indicated. References to “Grupo Supervielle” mean Grupo Supervielle S.A. (excluding its subsidiaries). References to the “Bank” mean Banco Supervielle S.A. and its consolidated subsidiaries. References to “Banco Supervielle” mean Banco Supervielle S.A. (excluding its subsidiaries). References to “Supervielle Seguros” mean Supervielle Seguros S.A. References to “Supervielle Productores Asesores de Seguros” mean Supervielle Productores Asesores de Seguros S.A. References to “SAM” mean Supervielle Asset Management S.A. References to “Supervielle Agente de Negociación” mean Supervielle Agente de Negociación S.A.U. References to “IOL invertironline” mean InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. References to “Espacio Cordial” or “Cordial Servicios” mean Espacio Cordial de Servicios S.A. References to “MILA” mean Micro Lending S.A.U. References to “IUDÚ” mean IUDÚ Compañía Financiera S.A. References to “Tarjeta” mean Tarjeta Automática S.A. References to “Bolsillo Digital” mean Bolsillo Digital S.A.U. References to “Sofital” mean Sofital S.A.U.F.e I. References to “IOL Holding” mean IOL Holding S.A. References to “Supervielle Bróker” mean Supervielle Productores Asesores de Seguros S.A.

References to “Class A shares” are to shares of our Class A common stock, with a par value of Ps.1.00 per share, references to “Class B shares” are to shares of our Class B common stock, with a par value of Ps.1.00 per share, and references to “ADSs” are to American depositary shares, each representing five Class B shares.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government,” the “government” or the “Government” refers to the Federal Government of Argentina, the terms “Central Bank” or the “Argentine Central Bank” refer to the Banco Central de la República Argentina, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, which is the Argentine securities and capital markets regulator. The term “ByMA” refers to Bolsas y Mercados Argentinos S.A., which is the Argentine securities exchange. The term “A3 Mercados” refers to A3 Mercados S.A. (former Mercado Abierto Electrónico S.A., known as “MAE”), which is the Argentine electronic  securities and foreign-currency trading exchange. The term “Argentine Capital Markets Law” refers to Law No. 26,831, as amended and supplemented. The term “Argentine Negotiable Obligations Law” refers to Law No. 23,576, as amended and supplemented. The term “Argentine General Corporations Law” refers to Law No. 19,550, as amended and supplemented. The term “Argentine Productive Financing Law” refers to Law No. 27,440, as amended and supplemented.

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

The term “Argentine banks” refers to banks that operate in Argentina. Unless the context otherwise requires, the term “financial institutions” refers to institutions regulated by the Central Bank. The term “Argentine private banks” refers to Argentine banks that are not controlled or owned by the Government or any Argentine provincial, municipality or city government.

For information from January 1, 2022 to December 31, 2022, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.300 million, the term “SMEs” refers to companies with annual sales over Ps.300 million and below Ps.3 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.3 billion. For information from January 1, 2023 to December 31, 2023, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.500 million, the term “SMEs” refers to companies with annual sales over Ps.500 million and below Ps.5 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.5 billion. For information from January 1, 2024 to December 31, 2024, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.1.5 billion, the term “SMEs” refers to companies with annual sales over Ps.1.5 billion and below Ps.10 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.10 billion. Since January 1, 2025, the term “small businesses” refers to individuals that perform professional or commercial activities, the term “SMEs” refers to companies with annual sales up to Ps.34 billion, and the term “middle-market and large companies” refers to companies with annual sales over Ps.34 billion. Although the main criteria for these definitions is annual sales, in some cases the definitions also consider whether these individuals, businesses and companies provide adequate customer service models pursuant to the requirements which apply to them.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This annual report contains our audited consolidated financial statements as of December, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2024.

We are subject to the provisions of Article 2 – Section I – Chapter I of Title IV (“Periodical Reporting Requirements”) of the rules issued by the CNV according to General Resolution No. 622/2013, as amended and supplemented (the “CNV Rules”), and we are required to present our financial statements in accordance with the Argentine Banking GAAP. The Argentine Central Bank, through Communications “A” 5541, as amended, set forth a convergence plan towards the application of IFRS as issued by the IASB and the interpretations issued by the International Financial Reporting Standards Committee (“IFRIC”), for entities under its supervision, effective for fiscal years beginning on or after January 1, 2018, subject to the following exceptions:

●	exception from IFRS 9 “Financial Instruments” with respect to the initial recognition of public sector debt instruments received in an exchange of bonds that should be recognized under Argentine Banking GAAP at the book value of the financial asset exchanged.;
●	the temporary exception from IFRS 9 “Financial Instruments” with respect to expected credit loss of financial instruments of the public sector; and
●	option to classify holdings in dual bonds at amortized cost or fair value through other comprehensive income.

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

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

Adjustment for inflation in the initial balances has been calculated based on the price indexes published by Argentina’s National Statistics Institute (Instituto Nacional de Estadística y Censos or “INDEC,” per its initials in Spanish). The Group determined to use the Internal Wholesale Price Index (IWPI) to restate balances and transactions until the year 2016. For November and December 2015, Grupo Supervielle used the average variation of the CPI of the City of Buenos Aires since during these two months there were no IWPI measurements available at a national level. From January 2017 onwards, Grupo Supervielle used the national CPI.

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

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2024 was Ps.1,032.50 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 31, 2024. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was

v

Ps.1,172.83 per U.S.$1.00 as of April 16, 2025. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy” and “Item 3.D. Risk Factors—Risks Relating to Argentina—The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.”

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

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D. Risk Factors,” “Item 5.A. Operating Results,” and “Item 4.B. Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)	changes in general economic, financial, business, political, legal, social or other conditions in Argentina;
(ii)	fluctuations in the foreign exchange reserves, the exchange rate of the Peso and inflation;
(iii)	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine government;
(iv)	changes in interest rates and the cost of deposits, which may, among other things, affect margins;
(v)	the compliance of the commitments and conditions included in the agreement with the International Monetary Fund (“IMF”);
(vi)	unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;
(vii)	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected volatility in domestic and international financial markets;
(viii)	changes in government regulation, including tax and banking regulations;
(ix)	the impact on the global and Argentine economy of the imposition of new trade tariffs;
(x)	the impact of pandemics, epidemics and other health events, and government measures taken in response to them, on economic activity, our results of operation and our operations;
(xi)	adverse legal or regulatory disputes or proceedings;
(xii)	credit and other risks of lending, such as increases in defaults by borrowers;
(xiii)	exposure to Argentine government liabilities and fluctuations and declines in the value of Argentine public debt;
(xiv)	increased competition in the banking, financial services, credit card services, asset management and related industries;

(xv)	a loss of market share by any of our main businesses;
(xvi)	increase in the allowances for loan losses;
(xvii)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;
(xviii)	threats of cybersecurity breaches;
(xix)	ability to implement our business strategy; and
(xx)	other factors discussed under “Item 3.D. Risk Factors” in this annual report.

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

Item 3.A       [Reserved]

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

●	Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.
●	The measures implemented by the current Argentine government may affect our business and results of operations.
●	If the levels of inflation increase, the Argentine economy and our business and financial condition could be adversely affected.
●	A decrease in international prices for the main commodities exported by Argentina or a significant decline in their production could negatively affect Argentina’s economic condition.
●	The return to a persistent fiscal deficit could result in long lasting adverse consequences for the Argentine economy.
●	Fluctuations in the value of the Peso could adversely affect the Argentine economy.
●	The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.
●	The Argentine government’s ability to obtain financing from the international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.
●	Developments in other countries may adversely affect the Argentine economy and our financial performance.
●	We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

●	The stability of the Argentine financial system depends upon the ability of financial institutions, including the Bank, to retain the confidence of depositors.
●	The growth and profitability of the Argentine financial system partially depend on the development of medium and long-term funding sources.
●	The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector is affected by adverse macroecononic conditions in Argentina.
●	Argentine financial institutions, including us, have significant exposure to public sector debt and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations.
●	Changes in market conditions and any associated risks, including interest rate and currency exchange volatility, could materially and adversely affect our results of operations and financial condition.
●	Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s profitability.
●	Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our loan portfolio is more susceptible to economic downturns and recessions.
●	Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our results of operations and financial condition.
●	The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the agreement with ANSES is terminated or not renewed.
●	Cybersecurity events could negatively affect our reputation, results of operations and financial condition.
●	Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

You should carefully consider the risks described below, as well as the other information in this annual report. Our business, results of operations, financial condition or prospects could be materially and adversely affected if any of these risks occurs. In general, investors take more risk when they invest in the securities of issuers in emerging countries such as Argentina than when they invest in the securities of issuers in the United States and other more developed markets. The risks described below are those known to us and that as of the date of this annual report we believe may materially affect us.

Risks Relating to Argentina

Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.

Substantially all of our assets, property and customers are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, political, regulatory and social conditions prevailing in Argentina from time to time. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging country and investing in such markets generally carries additional risks.

The Argentine economy has experienced significant volatility in the past decades, including multiple periods of low or negative growth and high levels of inflation and currency depreciation, and may experience further volatility in the future. In 2024, Argentina’s GDP decreased by 1.72% compared to 2023, according to data published by the INDEC, primarily due to a decrease in construction activities which experienced a slowdown in public works, as well as a decrease in commerce, partially offset by an increase in agricultural activities and mining.

Argentine economic conditions are dependent on a variety of factors, including the following: (i) domestic production, international demand and prices for Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Peso against foreign currencies; (iv) the rate of inflation; (v) the government’s fiscal deficits or surpluses and the level of expenditure by the Argentine government; (vi) the government’s public debt levels; (vii) foreign and domestic investment and financing; (viii) governmental policies and the legal and regulatory environment; (ix) fluctuations in the Argentine Central Bank’s international reserves, (x) labor disputes and work stoppages; (xi) the level of unemployment; and (xii) political instability and social tensions. Government policies and regulation –which at times have been implemented through informal or de facto measures and have been subject to radical shifts– that have had a significant impact on the Argentine economy in the past have included, among others: (i) monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation; (ii) restrictions on exports and imports; (iii) price controls; (iv) mandatory wage increases or prohibition of dismissals; (v) taxation; and (vi) government intervention in the private sector.

On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. Following President Milei’s inauguration, the Argentine Executive Branch enacted Decree No. 70/2023, which outlines a series of measures aimed at reducing the size of the public administration and public expenses, as well as de-regulating the Argentine economy. In addition, on June 28, 2024, the Argentine Congress approved the draft bill entitled “Bases and Starting Points for the Freedom of the Argentine People” (the “Ley de Bases”). The Ley de Bases formally declares a state of public emergency with respect to certain matters relating to the Argentine economy and energy, among others, for a period of one year. During this time, it also confers upon the Argentine Executive Branch a series of legislative powers. The Ley de Bases also established a series of legal, institutional, and tax reforms affecting various sectors of the economy. The Argentine administration has indicated that it intends to implement business friendly policies, but we cannot assure you that it will be able to implement these policies, considering that it does not hold a majority of the representatives in either chamber of the Argentine Congress. Political uncertainty in Argentina regarding the policies adopted and that may be adopted in the future by the current Argentine administration could lead to further volatility in the market prices of the securities of Argentine issuers and could have a material adverse effect on the economy or on Argentina’s ability to meet its obligations, which in turn could adversely affect our financial condition and results of operations.

The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the U.S.$44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of U.S.$44 billion, which included a disbursement of U.S.$9.6 billion. In October 2022, December 2022, April 2023 and August 2023, the IMF authorized disbursements of U.S.$3.8 billion, U.S.$6 billion, U.S.$5.4 billion and U.S.$7.5 billion, respectively, following Argentina’s completion of the targets set forth in the IMF Agreement. In addition, the IMF and the Argentine government agreed to revise the targets set forth in the IMF Agreement considering the negative impact that the drought had on the Argentine economy in 2023. On January 31, 2024, the new Argentine government and the IMF agreed to revise the targets set forth in the IMF Agreement. The target for reserve accumulation increased to U.S.$10 billion, originally set at U.S.$8.2 billion. As a result of these revisions, in January 31, 2024, the IMF authorized an additional disbursement of approximately U.S.$4.7 billion. On June 13, 2024, the IMF concluded its eighth review, after which the IMF disbursed approximately US$800 million to the Argentine government to support economic recovery, and rebuild fiscal and external reserves. As of the date of this annual report, the aggregate amount of disbursements authorized by the IMF is approximately U.S.$41.4 billion.

On March 11, 2025, the Argentine government issued the Emergency Decree No. 179/2025 (the “Decree 179/25”) which approved certain public credit transactions that are provided in the IMF Agreement. These credit transactions have a ten-year maturity period and the proceeds therefrom are expected to be used for the repayment of certain pre-existing obligations, among other purposes. On April 8, 2025, the IMF and the Argentine government reached an agreement to enter into a new financing agreement (the “New IMF Agreement”) for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF approved an initial disbursement of U.S.$12 billion under the New IMF Agreement and an additional disbursement of U.S.$2 billion to be made in June 2025. The New IMF Agreement has a ten-year maturity period and an annual interest rate of 5.63%. The success of these measures will depend on the continued implementation of economic reforms and the political support needed to maintain macroeconomic stability and sustainable economic growth.

Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under multi-year programs in the amounts of U.S.$12 billion and U.S.$10 billion, respectively.

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

According to a Morgan Stanley Capital International (“MSCI”) release of June 2021, Argentina was considered an emerging market until June 2021, when it was classified as a “standalone market”. Economic and market conditions in Argentina and in emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in emerging market countries, as well as potential increases in interest rates in the United States and other developed countries, may have a negative impact on the trading price of our shares and ADSs, and on our ability to, and the terms on which we are able to, access international capital markets. In addition, standalone markets are considered to present additional risks such as government restrictions that may limit investments and risks associated with political developments.

We cannot assure you that developments in Argentina will not affect macroeconomic, political, regulatory or social conditions in the country and, consequently, affect our business, result of operations and financial condition.

The measures implemented by the current Argentine government may affect our business and results of operations.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

In the past, the Argentine government increased state intervention in the economy, including through expropriation and nationalization measures, price controls, exchange controls, establishment of minimum salary levels and mandatory employee benefits and restrictions on capital flows. For example, in 2008, the administration absorbed and replaced the former private pension system for a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, have since been administered by the Argentine Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES”). In 2014, the Argentine government enacted law No. 26,991, which enables the Argentine government to intervene in certain markets when it considers that any party to the market is trying to impose prices or supply restrictions in the market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called “basic needs goods”), and grants broad powers to the enforcing agency (Secretariat of Commerce) to become involved in such processes.

The current Argentine administration faces significant macroeconomic challenges, such as continuing to reduce the inflation rate, achieving and sustaining commercial and fiscal surpluses, accumulating reserves, supporting the peso, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy based on different factors that affect it, including the conflict between Ukraine and Russia, the conflict between Israel and Hamas in the Gaza Strip, and the trade policies implemented by the new U.S. administration, including the imposition of new tariffs that could affect cross-border commerce. Since the current Argentine administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, and it is expected that further measures will be adopted in the future. However, several of these measures have been challenged in Congress and submitted to judicial proceedings.

The Argentine executive branch enacted Decree No. 70/2023 contemplating several measures to reduce the size of the public administration and public expenses and to de-regulate the economy. In addition, on June 28, 2024, the Argentine Congress approved the Ley de Bases which declared a public emergency in administrative, economic and financial matters until July 8, 2025, and delegated a series of legislative powers to the Argentine executive branch until that date. As of the date of this annual report, the impact that the reforms adopted by the current Argentine administration will have on the Argentine economy as a whole, and the financial sector in particular, remains uncertain and cannot be predicted.  Despite the announced measures from the current Argentine administration aimed at reducing state intervention in the private sector, the level of intervention in the economy by the Argentine government may increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

If the levels of inflation increase, the Argentine economy and our business and financial condition could be adversely affected.

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

In recent years, Argentina has confronted high inflationary pressures, and continues to do so. In 2022, the INDEC registered an increase in CPI of 94.8% and an increase in WPI of 94.8%. In 2023, the INDEC registered an increase in CPI of 211.4% and an increase in WPI of 276.4%, which represents the highest annual inflation since 1991. In 2024, the INDEC registered an increase in CPI of 117.8% and an increase in WPI of 67.1%. The CPI published by the INDEC for the months of January and February 2025 was 2.2% and 2.4%, respectively. In March 2025, the INDEC registered a CPI of 3.7%, reaching a level of 55.9% year over year.

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

On April 7, 2025, the Argentine Central Bank announced that the new inflation estimate for 2025 is 27.5% pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado). We cannot assure you whether inflation rates will decrease, remain flat or escalate in the future or that the measures adopted or that may be adopted by the administration to control inflation will be effective or successful. If inflation levels rise, the development of the Argentine economy and the Argentine financial system could be negatively impacted and, in particular, our costs of operation could increase, which may negatively affect our business, financial condition and results of operations.

A decrease in international prices for the main commodities exported by Argentina or a significant decline in their production could negatively affect Argentina’s economic condition.

Argentina’s economy has historically been centered on the production and export of certain commodities, including agricultural products such as cereals, fats and oils, beef and dairy products, and oil. Argentina’s reliance on the production and export of these commodities has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole and, as a result, negatively impact our business, financial condition and results of operations. Given its reliance on these agricultural commodities, Argentina is also vulnerable to weather events, such as the droughts which occurred in Argentina in 2018 and 2023, which may negatively affect the production of such commodities, reducing fiscal revenues and the inflow of U.S. dollars.

The conflict between Russia and Ukraine and the conflict between Israel and Hamas in the Gaza Strip have affected and could continue to affect other countries worldwide, generating increases in the international prices of oil, gas, and commodities, including those produced by Argentina. However, a long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors. In addition, foreign trade policies implemented by the new U.S. administration impact international prices. We cannot predict the impact that these policies may have on production levels and international prices, and how these impacts may affect the Argentine economy, including in connection with the oil and gas production in Vaca Muerta.

The negative impact that the droughts which occurred in Argentina in 2018 and 2023 have had in Argentina has been reinforced by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. These environmental events have negatively affected the agriculture sector in Argentina. If any severe weather events, including droughts, occur in the future, productive activities in Argentina, the level of foreign exchange reserves in the Central Bank and the Argentine economy as a whole could be adversely affected. Adverse weather conditions may affect the production of commodities by the agricultural sector, which represents a significant portion of Argentina’s export revenues. In 2024, rainfall in the core region of Argentina, the most productive area of the country was close to the historical average, although in December 2024 rainfall was below the historical average.

If the international prices for the main commodities exported by Argentina decrease or if the country’s production of commodities is diminished, Argentina’s economy could be adversely affected. In addition, such circumstances could have a negative impact on the government’s tax revenues, including its ability to repay its debt, and on the availability of foreign currency. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

The return to a persistent fiscal deficit could result in long lasting adverse consequences for the Argentine economy.

During the past, the Argentine government has sustained high levels of fiscal deficit, and has resorted regularly to the Central Bank to source part of its funding requirements. In 2022, public sector expenditure increased approximately 54.8% and the government achieved a primary fiscal deficit of 2.4% of Argentina’s GDP, according to the Argentine Ministry of Treasury. In 2023, public sector revenues decreased approximately 4.7%, mainly as a result of the significant drop in income as a result of the drought which occurred in Argentina in 2023, public expenditures decreased 4.9%, mainly due to a reduction in real terms in social benefits and subsidies, and the government achieved a primary fiscal deficit of 2.7% of Argentina’s GDP. However, in 2024, public sector revenues increased approximately 7.2% in real terms and public expenditures decreased 4.4% compared to 2023, mainly due to the reduction of public works, and the government achieved a primary fiscal surplus of 1.8% of Argentina’s GDP.

Despite the commitment from the current Argetine administration to eliminate the fiscal deficit, and the achievement of a financial and primary fiscal surplus in 2024, we cannot assure you that such levels of public expenditures and public sector revenues can be sustained by the Argentine government. As a result, we cannot assure you that in the future the Argentine government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect the liquidity and asset quality of the financial system and have a negative effect on clients’ confidence in the financial system.

Fluctuations in the value of the Peso could adversely affect the Argentine economy.

Fluctuations in the value of the Peso have affected the Argentine economy in the past. Since January 2002, the value of the Peso has fluctuated significantly. Persistent high inflation, exchange controls and restrictions on foreign trade have resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2022, 2023 and 2024 the Peso depreciated against the U.S. dollar 72.4%, 356.4% and 27.7%, respectively. As of April 16, 2025, the exchange rate was Ps.1,172.83 per U.S.$1.00.

The depreciation of the Peso may have a negative impact on the ability of Argentine businesses to service their foreign currency denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses whose success depends on domestic market demand, and also adversely affect the Argentine government’s ability to honor its foreign debt obligations. In addition, the Argentine Central Bank could intervene in the foreign exchange market to influence exchange rates which could lead to a decrease in its international reserves, which may have an adverse impact on Argentina’s ability to withstand external shocks to the economy. In turn, a significant appreciation of the Peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness. Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues in real terms.

The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.

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

On April 11, 2025, the Central Bank announced the start of “phase 3” of its economic program which introduces significant changes to its monetary and exchange rate policy. A managed floating exchange rate system was implemented, allowing the U.S. dollar to fluctuate within a band of Ps.1,000 to Ps.1,400, adjusted monthly by approximately 1%. The Argentine government lifted foreign exchange controls as a result of which individuals now face no restrictions to access the official exchange market, and tax surcharges are eliminated, except for tourism and credit card transactions. For corporations, restrictions on import payments and dividend repatriation were eased, while a new BOPREAL bond was introduced to address legacy external liabilities. The export incentive program known as the “dólar blend” was eliminated to simplify the exchange market. The monetary policy framework was reformed to focus on strict control of monetary aggregates, particularly the M2 private transactional aggregate, with no monetary financing of the fiscal deficit or interest payments on Central Bank liabilities.

We cannot anticipate how long the current measures will be in force or if additional restrictions will be imposed. The Argentine government could maintain or impose new exchange controls, restrictions and take other measures in response to capital flight or a significant depreciation of the Peso, which could in turn limit access to the international capital markets and affect the Argentine economy. In addition, the evolving exchange control restrictions and measures may result in Argentine Central Banks’s information requests, enforcement actions and penalties due to diverging interpretations of foreign exchange regulations.

As a related matter, the international reserves deposited with the Argentine Central Bank have fluctuated significantly. The amount of international reserves of the Argentine government reached U.S.$25.0 billion as of March 2025, which represents a decrease of approximately U.S.$4.6 billion since December 31, 2024.

In addition, during 2023, the imposition of further exchange controls deeply broadened the difference between the official exchange rate, which is currently used for both commercial and financial operations, and other informal exchange rates that arise implicitly as a result of certain operations commonly carried out in the capital market (dollar “MEP” or “contado con liquidación”). However, in an effort to address the fiscal deficit, the Argentine government implemented a currency adjustment, which has narrowed the gap between the official exchange rate and the other informal exchange rates.

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

The Argentine government has faced difficulties in the payment of its sovereign debt in the past. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.

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

In June 2021, Argentine and the Paris Club members agreed to amend the settlement agreement that Argentina had reached with the Paris Club members in May 2014 (the “Paris Club 2014 Settlement Agreement”) for the payment by Argentina of U.S.$2.1 billion payment, which was originally due in May 2020. Pursuant to this amendment, Argentina would pay U.S.$430 million to the Paris Club members before the end of July and the rest during the following year. After agreeing to a second extension in March 2022, on October 28, 2022, Argentina announced a new agreement with the Paris Club members pursuant to which the maturity date of the outstanding amount of debt was extended to September 2028 and the interest rate decreased from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of U.S.$170 million (principal and interest included). On June 26, 2023, the former Minister of Economy, Sergio Massa, signed bilateral agreements with three members of the Paris Club to refinance the existing debt with the institution. Thus, after signing the new agreement reached in 2022, the former Minister of Economy was able to seal bilateral agreements with 1 of the 16 creditors of the institution.

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

On March 11, 2025, the Argentine government issued the Decree 179/25 which approved certain public credit transactions that are provided in the IMF Agreement. These credit transactions have a ten-year maturity period and the proceeds therefrom are expected to be used for the repayment of certain pre-existing obligations, among other purposes. On April 8, 2025, the IMF and the Argentine government reached an agreement to enter into the New IMF Agreement for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF approved an initial disbursement of U.S.$12 billion under the New IMF Agreement and an additional disbursement of U.S.$2 billion to be made in June 2025. The New IMF Agreement has a ten-year maturity period and an annual interest rate of 5.63%. Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under multi-year programs in the amounts of U.S.$12 billion and U.S.$10 billion, respectively. See “—Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.”

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

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy. In addition, Argentina may be affected by economic and market conditions in markets worldwide, as was the case in 2008 when the global economic crisis led to a sudden economic decline in Argentina in 2009, or in 2020 when the COVID-19 pandemix severally affected global economies.

In the past, emerging market economies have been affected by changes in U.S. monetary policy, at times resulting in the unwinding of investments and increased volatility in the value of their currencies. During 2018, the interest rate curve in the United States shifted upward, generating a generalized devaluation in emerging markets, with the Turkish Lira and the Peso being the most affected currencies against the U.S. dollar. However, in July 2019, the U.S. Federal Reserve cut rates for the first time since 2008, indicating an expectation of lower growth in the future, with long-term rates remaining low during 2020 and 2021. In March 2022, the U.S. Federal Reserve increased the federal funds rate by 0.25% for the first time since December 2018. During 2022, the U.S. Federal Reserve further increased the federal funds rate to a range between 4.25% and 4.50%. In February, March, May and July 2023, the U.S. Federal Reserve further increased the federal funds rate to 4.75%, 5.0%, 5.25% and 5.50%, respectively. However, in September, November and December 2024, the U.S. Federal Reserve decreased the federal funds rate to 5.0%, 4.75% and 4.50%, respectively. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth.

On November 3, 2024, the United States held a presidential election in which President Trump was elected president of the United States. Mr. Trump assumed the presidency on January 20, 2025. Potential changes in economic, social, political and regulatory conditions in the United States, as well as shift in international trade policies, could generate uncertainty in global markets and negatively impact on emerging markets, such as Argentina, which could adversely affect our operations.

In April 2025, Trump’s administration announced the imposition of new tariffs on certain imported goods, including goods imported from Argentina, and threatened increased tariffs of goods originating from countries that do not cooperate with the United States policies. These measures present potential risks to the international trade and foreign relations. We cannot assure you that the U.S. government will not impose additional tariffs on Argentina and that the Argentine economy will not be adversely affected by such plans or tariffs in the future. In the event of certain changes in U.S. policy implemented by the current U.S. administration, the Argentine government could implement retaliatory actions. These actions have raised concerns about potential disruptions in global trade and have resulted in market volatility and a decrease in the price of certain commodities, including oil, which  could materially and adversely impact on the Argentine economy. As of the date of this annual report, the scope, structure, and timeline of the measures adopted by the new U.S. administration remain unclear.

The economic activity of Brazil, one of Argentina’s main trade partners, also has an impact on Argentina’s economy. A depreciation of the Brazilian Real against the U.S. dollar has in the past (including the recent months) and would again in the future put additional pressure on the exchange rate for the Argentine Peso against the U.S. dollar. Likewise, weak economic performance from Brazil would affect Argentine exports, particularly in the case of industrial goods, many of which Argentina exports to Brazil.

In February 2022, Russian troops undertook a full-scale military invasion of Ukraine. This conflict had, and may continue to have, significant global economic effects, including heightened inflation, supply chain problems, increases in interest rates, market volatility and an impact on commodity prices, especially with regard to international crude oil and gas prices. The conflict and its effects could impact the global economy. Additionally, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic. The severity of these sanctions may increase and could contribute to a shortage of raw materials and commodities, which could, in turn, generate greater levels of inflation and create interruptions in the global supply chain. Interruptions in the global supply chain could particularly affect the energy sector and could create supply chain difficulties in local markets. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in such countries.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza strip and conducted a series of attacks on civilian and military targets.Following a terrorist attack by Hamas, Israel declared war on Hamas and other terrorist organizations in Gaza.  Subsequently, in April and October 2024, Iran launched direct attacks on Israel, involving hundreds of drones and ballistic missiles launched directly towards highly populated civilian areas and military bases. In November 2024, a ceasefire agreement was reached between Hezbollah in Lebanon and Israel and in January 2025, a temporary ceasefire agreement was reached between Hamas in Gaza and Israel; however, we cannot predict if and to what extent these ceasefire agreements will remain in effect or be upheld.

Russian military actions and the Israel-Hamas conflict, the potential expansion of such conflicts in surrounding areas, and the potential sanctions from these conflicts could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Due to the uncertainties inherent to the scale and duration of such conflicts and their direct and indirect effects, it is not reasonably possible to estimate the impact these conflicts will have on the global economy and financial markets, on the Argentine economy.

We cannot assure you that events in other market countries will not adversely affect our financial performance.

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

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Most industrial or commercial activities are regulated by a specific collective bargaining agreement that groups together companies by industry and trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the respective union and to whom the collective bargaining agreement applies. On December 29, 2023, Decree No. 70/2023 became effective, which annulled a series of labor laws and regulations, with the aim of providing flexibility and reducing costs for employers. However, several labor unions requested judicial relief and the Argentine courts ordered the precautionary suspension of the labor provisions of such decree, pending a ruling with respect to its constitutionality.

We cannot assure you that the current Argentine administration will not adopt future measures requiring that employers increase salaries and/or employee benefits, prohibition of dismissals, duplication of severance payments or that our employees and/or labor unions will not pressure for such measures themselves. Any such increase could result in an increase in our operating expenses and, therefore, adversely affect our results of operations.

The outbreak and spread of a pandemic and other large-scale public health events could have a significant impact on the Argentine economy and have a material adverse effect on our business, results of operations and financial condition.

Economic conditions in Argentina may be adversely affected by an outbreak of a contagious disease, such as COVID-19 (coronavirus), which develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect our counterparties (including borrowers), which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to us.

During the outbreak of COVID-19, we experienced a decline in activity, including as a result of branch closures and remote working requirements, and we were affected by a number of regulatory measures, such as: the introduction of caps and floors on interest rates and the introduction of payment deferral of loans allowed to individuals and companies and mandatory loans to be granted at interest rates below market rates.

If there were an outbreak of a new pandemic or another large-scale public health event occurs in the future, we may experience an adverse impact, which may be material, on our business, results of operations and financial condition , including as a result of the exacerbation of any of the other risks described in this section.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy, which in turn could adversely affect our business, financial condition and results of operations.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2024 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 99th.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The current Argentine administration’s ability and determination to implement these initiatives taken by the former Macri administration remains uncertain. We cannot assure whether the implementation of these or other anti-corruption measures will be successful.

The Argentine government’s inability to accurately address actual and perceived risks of institutional deterioration and corruption might adversely affect the Argentine economy which, in turn, could adversely affect our business, results of operations and financial condition.

Risks Relating to the Argentine Financial System

We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been determined by the Central Bank, the Financial Information Unit (Unidad de Información Financiera or “UIF”) and the CNV. These regulations include: (i) minimum capital requirements; (ii) mandatory reserve requirements; (iii) requirements for investments in fixed rate assets; (iv) lending limits and other credit restrictions, including mandatory allocations; (v) limits and other restrictions on fees; (vi) reduction of the period for the financial institutions to deposit the amount of sales made with credit cards in the corresponding accounts of the sellers; (vii) limits on the amount of interest banks can charge or pay, or on the period for capitalizing interest; (viii) accounting and statistical requirements; (ix) limits on dividends; (x)  reporting or controlling regimes as agents or legally bound reporting parties; and (xi) changes in the deposit insurance regime. Even though the current Argentine administration has started to de-regulate certain aspects of the Argentine financial system, including by eliminating existing floor rates on time deposits and by terminating the requirement to obtain the prior approval of the Central Bank to close or transfer bank branches, a significant number of regulations are still in force. See “Item 4—Information of the Company—Argentine Banking Regulation Overview”.

We have no control over governmental regulations or the rules governing all aspects of our operations. The Central Bank may penalize our main subsidiary, the Bank, in case of any breach of applicable regulations. Similarly, the CNV, which regulates the public markets in Argentina and authorizes our securities offerings, has the authority to impose sanctions on us, our subsidiaries and our Board of Directors for breaches of corporate governance.

The absence of a stable regulatory framework in Argentina for financial institutions and the imposition of measures that affect the profitability of financial institutions and limit the possibility of covering their positions against currency fluctuations result may limit the decisions that financial institutions, including the Bank, can make on asset allocation, which may adversely affect future financial activities and our result of operations. We cannot foresee whether the Argentine government  will continue to de-regulate the Argentine financial system and, if so, how the new measures may affect us and our business. Likewise, there can be no assurances that new and tighter regulations will not be implemented in the future, which could cause uncertainty and could negatively affect our future financial activities and results of operations. In addition, existing or future legislation and regulation may require us to make material expenditures to avoid any material adverse effect on our operations.

The stability of the Argentine financial system depends upon the ability of financial institutions, including the Bank, to retain the confidence of depositors.

The measures implemented by the Argentine government in the past, in particular the restrictions imposed on depositors to withdraw money freely from banks and the pesification and restructuring of their deposits, resulted in losses for many depositors and undermined their confidence in the Argentine financial system.

Although liquidity levels are currently reasonable, no assurances can be given that these levels will not be reduced in the future due to adverse economic conditions that could negatively affect the Bank’s business. Any massive withdrawal of deposits, including as a result of an adverse economic development in Argentina, could cause liquidity constraints in the financial sector, including a contraction in credit supply.

If, in the future, depositor confidence further weakens and the deposit base contracts, such loss of confidence and contraction of deposits will have a substantial negative impact on the ability of financial institutions, including the Bank, the main subsidiary of the Group, to operate as financial intermediaries. If the Bank is not able to act as a financial intermediary, its results of its operations could be adversely affected or limited, which in turn could affect our results of operations and financial condition. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

The growth and profitability of the Argentine financial system partially depend on the development of medium and long-term funding sources.

Since the majority of our term deposits are short-term deposits with a maturity of less than three months, a relevant portion of our loans have very short maturities, and there is a small portion of medium- and/or long-term credit lines. The short-term nature of the deposit base of the Argentine financial system could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected. In addition, if Argentine financial institutions, including the Bank, are unable to access adequate sources of medium and long-term funding or if they are required to pay high costs in order to obtain the same, this may adversely affect their ability to grow their loan portfolio and profitability.

The asset quality of financial institutions, including ourselves, may deteriorate if the Argentine private sector is affected by adverse macroeconomic conditions in Argentina.

As a result of Argentina’s macroeconomic environment, the capacity of many Argentine private sector debtors to repay their loans deteriorated significantly in past years, affecting the asset quality of financial institutions, including the Bank. According to data published by the INDEC, Argentina’s GDP decreased by 1.7% in 2024, mainly as a result of a decrease in construction activities by 17.7%, which were negatively impacted by the slowdown in public works, a decrease in manufacturing industry activities by 9.2% and a decrease in wholesale and retail trade by 7.3%. However, the agricultural sector grew by 30.9% after the severe drought in 2023, and mining and quarrying grew by 7.2%.  During 2024, the growth of the Argentine economy was not uniform, since it fell between December 2023 and April 2024 but increased in the subsequent months. In April 2024, Argentina’s monthly estimate of economic activity (“EMEA”) decreased by 1.9% as compared to December 2023, and grew 7.2% from May to December 2024. Nonetheless, the asset quality of Argentine financial institutions improved in 2022, 2023 and 2024 as credit penetration and the level of indebtedness of families and corporates is low compared to historical levels.

The Argentine economy remains fragile and volatile, with high inflation rates (211.4% in 2023, 117.8% in 2024 and 55.9% year over year as of March 31, 2025) affecting, among others, the purchase power of consumers. However, in December 2024 the wage index increased 3.1% compared to the prior month, and 145.5% compared to December 31, 2023. This growth was mainly driven by increases of 2.8% in the registered private sector, 1.7% in the public sector, and 6.8% in the unregistered private sector. As a result, in 2024 the non-performing ratio of credit to private sector showed a significant improvement compared to 2023, decreasing from 3.7% in December 2023 to 1.6% in December 2024. Non-performing loans to companies also improved notably, decreasing from 4.4% at the end of 2023 to 0.8% in December 2024. Additionally, the Argentine financial system strengthened its coverage, with provisions representing 159.0% of the non-performing loan portfolio as of December 31, 2024, significantly exceeding the levels recorded in 2023.

If Argentina’s economic growth slows, there could be a substantial increase in the incidence of non-performing loans, which could have a material and adverse effect on our business, results of operations and financial condition. If customers are not able to repay their loans, the quality of the Bank’s assets may deteriorate and loan loss provisions may increase, which could, in turn, adversely affect our results of operations and financial condition.

Argentine financial institutions, including us, have significant exposure to public sector debt and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Argentine financial institutions usually hold public sector debt issued by the national, provincial and municipal governments and securities issued by the Central Bank as part of their portfolios. During 2024, the exposure by Argentine financial institutions to public sector debt decreased, transferring a significant portion of such credit to the private sector. As a result, the real balance of credit in pesos to the private sector accumulated an increase of 50.5% as of December 31, 2024 compared to 2023. A significant portion of exposure to public sector debt, which was composed of instruments issued by the Central Bank, was replaced by treasury bills, and other public sector financing instruments. See “—Risks Relating to Argentina—The return to a persistent fiscal deficit could result in long lasting adverse consequences for the Argentine economy.”

As of December 31, 2024, the exposure of the financial institutions to the public sector represented 30% of total assets. As of December 31, 2024, our exposure to the public sector amounted to Ps.980.0 billion, representing 21.6% of our total assets as of that date. As a result, our income-generating capacity may be materially impacted by the Argentine public sector’s debt repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.

Should the public sector fail to fulfill its commitments in due time and proper form, this could have an adverse effect on our business, results of operations and financial condition.

Increased competition and consolidation in the banking and financial industry could adversely affect our operations.

We expect competition in the banking and financial sector to continue to increase. Such increased competition in the banking and financial sector could reduce prices and margins (including spread between the interest rates on loans and deposits) and the volume of operations and our market share. Therefore, our results of operations could be adversely affected.

If financial intermediation activity volumes relative to Argentina’s GDP are not restored to significant levels, the capacity of financial institutions, including the Bank, our main subsidiary, to generate profits may be negatively affected.

As a result of the 1999-2002 financial crisis, which adversely affected the Argentine economy, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of Argentina’s GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of that crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Although private credit relative to GDP grew after the 1999-2002 financial crisis, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the 1999-2002 crisis and also from prior years. As of December 31, 2024, the ratio of average private sector deposits (based on average volumes from September to December 2024) and average loans (based on average volumes from September to December 2024) to GDP was 14.3% and 9.4%, respectively, compared to 13.1% and 6.9% in 2023.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes and businesses to provide financial institutions, including the Bank, with sufficient capacity to generate greater income, which may, in turn, impact our results of operations.

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

The application of the Argentine Consumer Protection Law No. 24,240 (as amended, the “Consumer Protection Law”), which establishes a number of rules and principles for the protection of consumers, and the Law No. 25,065 (as amended, the “Credit Card Law”), which sets forth several mandatory regulations designed to protect credit card holders, has increased the levels of intervention by administrative authorities and federal, provincial and municipal courts. Moreover, administrative and judicial authorities have issued various rules and regulations aimed at strengthening consumer protection.

In this context, the Central Bank issued regulations with respect to the protection of financial services customers, which grants broad protection to financial services customers, and limits fees and charges that financial institutions may validly collect from their clients. In addition, the Argentine Supreme Court created the Public Registry of Collective Proceedings to register collective proceedings (such as class actions) filed with national and federal courts. In the event that we or our subsidiaries are found liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of our rights or our subsidiaries’ rights, for example, with respect to the ability to collect payments due from services and financing provided by the Bank or its subsidiaries, which could adversely affect our results of operations.

Furthermore, the rules that govern the credit card business provide for variable caps on the rates and fees that financial entities may charge to clients, and enable courts to decrease the interest rates and fees agreed upon by the parties if they are deemed excessively high. The maintenance of limits imposed by the Central Bank and any further reduction in credit and debit card sales commisisions could adversely affect our profitability, results of operation and financial condition.

A change in the applicable law or court decisions lowering the cap on interest rates and fees would reduce the Bank’s revenues, which could negatively affect our consolidated results.

The maintenance or implementation of measures regarding the charging of fees and regulated rates could adversely affect our financial condition and results of operations.

In the past, the Central Bank enacted regulations imposing limits on the fee amounts and interest rates that Argentine financial entities, including the Bank, can charge to their customers. As of the date of this annual report, these limitations apply only to certain financial products, including maximum interest rates on credit card transactions and specific deposit accounts. These limits may affect the interest rates and fees earned by us, potentially resulting in a reduction in our income or in the customer demand for our products. Additionally, if we increased the interest rates and fees that we charge to our customers (or if these interest rates and fees were raised by the Central Bank), the debt service obligations for our customers could expand, potentially leading to higher levels of delinquent loans or discouraging customers from borrowing. We cannot assure that the current limitations will remain unchanged or  that the Central Bank may extend, tighten, or introduce additional restrictions in the future.

Interest rates and regulated fees are highly sensitive to many factors beyond our control, including domestic and international economic and political conditions, and increased competition in the banking sector. Changes in the demand for our services or increases in the levels of delinquency among our customers could have a material and adverse effect on our business and could negatively impact our results of operations and financial condition.

Class actions against financial institutions for an undetermined amount may adversely affect the profitability of the financial system and of some of our subsidiaries such as the Bank and InvertirOnline S.A.U.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including the Bank and InvertirOnline S.A.U. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The Argentine constitution and the Consumer Protection Law contain certain provisions regarding class actions, although their guidance with respect to procedural rules for class action cases is limited. Argentine courts have admitted class actions in various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products commissions and interest rates. Some of these lawsuits have been settled by the parties. These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

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

Although we have adopted multiple policies, procedures, internal control systems and other measures to manage compliance risk, their effectiveness dependent on our employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and we cannot assure you that these are sufficient or that our employees or other persons related to us or our business partners, agents and/or other third parties with a business or professional relationship with us do not circumvent or violate current regulations or our ethics and compliance regulations, acts for which such persons could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by us in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on our business, results of operations and financial condition.

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

If there is a breach of the applicable regulations or our ethics and compliance regulations or if the competent authorities consider that the Bank or one of our other subsidiaries do not perform the necessary due diligence inherent to their activities, such authorities could impose limitations on our activities, the revocation of our authorizations and licenses, and economic penalties, in addition to having significant consequences for our reputation, which could have a significant adverse impact on our business, results of operations and financial condition. Furthermore, we may conduct investigations related to violations of ethics and compliance regulations, and any such investigation or any related procedure could be time consuming and costly, and its results difficult to predict.

Exposure to multiple federal, provincial and/or municipal legislation and regulations could adversely affect our business or results of operations.

The Argentine government has historically exercised significant influence over the economy and financial institutions. In the past, several different bills to amend the Argentine Financial Institutions Law No. 21,526 (the “FIL”) have been put forth for review by the Argentine Congress, seeking to amend different aspects of the FIL, including an increase in governmental regulations on activities of financial entities and initiatives to make financial services more widely available.

Laws and regulations currently governing the economy and the banking sector may continue to change in the future, and any changes may adversely affect our business, financial condition and results of operations. In particular, a thorough amendment of the FIL would have a substantial effect on the banking system as a whole. If such a bill were passed, or any other amendment to the FIL be made, the subsequent changes in banking regulations may have adverse effects on financial institutions in general, and on our business, results of operations and financial condition.

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

As an example of the aforementioned, in the second half of 2020 and after the suspension of the 2017 fiscal consensus in late 2019, certain Argentine provinces (Córdoba, San Luis, Buenos Aires and the Autonomous City of Buenos Aires) raised the tax rate on the turnover tax for banks. Additionally, in October 2020, the Autonomous City of Buenos Aires also eliminated a tax exemption on interest income received from instruments issued by the Central Bank as part of its monetary policy.

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

On December 21, 2022, the Argentine Supreme Court partially granted the precautionary measure filed by the government of the Autonomous City of Buenos Aires and ordered the Argentine government to deliver 2.95% of the funds referred to in Article 2 of Law 23,548 to the Autonomous City of Buenos Aires. In addition, the Argentine Supreme Court ordered the Argentine government to refrain from applying Law 27,606, which sets the right of the Autonomous City of Buenos Aires to participate in the collection of taxes administered by the Argentine government until the resolution of these legal proceedings. In July 2023, the government of the Autonomous City of Buenos Aires claimed that the Argentine government owed payment of approximately Ps.148,000 million as a result of this matter. As a result, the government of the Autonomous City of Buenos Aires filed a new motion against the Argentine government requesting to seize the funds due by the Argentine government and that the Argentine courts adopt pecuniary sanctions against certain government officials. As of the date of this annual report, the Argentine Executive Branch and the Executive Branch of the City of Buenos Aires have not yet reached a final agreement on the outstanding debt.

Risks Relating to Our Business

Changes in market conditions and any associated risks, including interest rate and currency exchange volatility, could materially and adversely affect our results of operations and financial condition.

We are directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variations in market conditions, including interest rate and currency exchange volatility, is inherent in the products and instruments associated with our operations, including loans, deposits (including our recent expansion on demand deposits, through the launch of payroll accounts and SME accounts that pay interests), long-term debt and short-term borrowings, and our investments. A deterioration in the capital markets may cause us to record impairments due to a decrease in the value of our investment portfolios, in addition to losses caused by the volatility in financial market prices, even if the economy overall is not affected.

In particular, our results of operations depend to a great extent on our net financial income. In 2022, 2023 and 2024, net financial income represented 94.5%, 97.5% and 97.8%, respectively, of our net operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net financial income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

In addition, a percentage of our liquidity is derived from local banks and the local capital markets.  As of December 31, 2024, our liquidity ratio was 56%, as measured by liquid assets, including cash, bank loans, government securities, net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market, as a percentage of total deposits.

Any changes in interest rates and currency exchange rates could adversely affect our business, our future financial performance and the price of our securities.

Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s profitability.

Historically, the Argentine financial system witnessed a decrease in spreads between the interest rates on loans and deposits as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns. Frequent regulatory changes, high inflation and frequent currency devaluations have also led to fluctuations in interest rates which could also impact spreads. Moreover, from 2020 to March 2024 the Central Bank has imposed minimum interest rates paid on time deposits and maximum interest rates on credit cards financing, and established some credit lines to be granted to SMEs at preferential interest rates, pressuring margins downwards.

If we are not able to maintain profitable spreads between interest that we earn on the loans that we grant and the interest that we pay on the deposits that we hold (including those held in payroll accounts and SME accounts that pay interests), our results of operations and financial condition may be materially adversely impacted.

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

Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our loan portfolio is more susceptible to economic downturns and recessions.

Our loan portfolio is exposed to the segments of SMEs and middle and lower-middle-income individuals, which are more vulnerable to economic recessions than large corporations and higher income individuals. The quality of our portfolio of loans to SMEs and to individuals is therefore dependent to a large extent on domestic and international economic conditions. Consequently, we may experience higher levels of past due amounts, which could result in higher provisions for loan losses.

The loan portfolio of our Personal & Business Banking segment includes individuals and small business with annual sales of up to Ps.1.5 billion and SMEs with annual sales over Ps.1.5 billion and below Ps.10 billion. As of December 31, 2024, our Personal & Business Banking segment represented approximately 62% of the consolidated loan portfolio (net of provisions), of which 47.6% corresponded to individuals and 14.6% corresponded to small businesses and SMEs. As of December 31, 2024, our Personal & Business Banking segment (including commercial off balance sheet guarantees) represented approximately 57% of the consolidated loan portfolio (net of provisions), of which  43.9% corresponded to individuals and 13.5% corresponded to small businesses and SMEs. In addition, (i) 51% of our retail loan portfolio to individuals corresponded to loans granted to payroll and pension clients, (ii) 59% of our open market customers loan portfolio has collateral, (iii) 88% of our personal loans that we originate correspond to payroll customers (including senior citizens who receive their pensions and benefits through the Bank), and (iv) 59% of credit card volumes correspond to payroll customers (including senior citizens who receive their pensions and benefits through the Bank). A significant downturn in the Argentine economy could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of non-performing loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our results of operations and financial condition.

Pursuant to IFRS 9, the Bank, establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. This process requires a complex and subjective analysis whereby we rely on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ probability of default (“PD”), as well as the exposure at the time of default (“EAD”) and the proportion of each unfulfilled loan that the entity is able to recover (i.e., loss given default or “LGD”). Based on these parameters, we estimate our expected loss (“PE”) and economic capital At the same time, we assess expected credit losses (“ECL”), on a forward-looking basis, incorporating the impact of updated macroeconomic scenarios in the variables which we consider affect credit risk.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, if our loan loss reserves are insufficient to cover future loan losses, or if we are required to increase our loan loss reserves due to an increase in the amount of our non-performing loans, our asset quality and our results of operations and financial condition may be materially and adversely affected.

We are a holding company and, as a result, we depend on our subsidiaries’ ability to pay dividends to us.

As a holding company, we conduct our operations through our subsidiaries, the largest of which is the Bank. Consequently, we do not operate or hold substantial assets, except for equity investments in our subsidiaries and temporary liquidity. Except for such assets, our ability to invest in our business developments and to repay obligations we may have in the future is subject to the funds generated by our subsidiaries and their ability to pay cash dividends. In the absence of such funds, we may have to resort to financing options at unappealing prices, rates and conditions. Additionally, such financing could be unavailable when we may need it.

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

We may seek potential acquisitions or expand our business, but we may not be able to complete such acquisitions or expansion, or successfully integrate businesses that we acquire.

In the past, in addition to organic growth, we have expanded our business through acquisitions. We expect to continue considering acquisition opportunities that we believe may add value and are compatible with our business strategy. In addition, we may continue to implement business strategies in order to expand our business.

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

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES that must be signed by any bank that intends to pay pensions or benefits on behalf of ANSES. The agreement with ANSES expired on June 30, 2023. On July 25, 2023, ANSES issued Resolution No. 151/2023 which sets forth the new procedure of, and establishes new requirements for, the payment of social benefits, and the obligation of the banks that pay pensions or benefits on behalf of ANSES to sign new agreements with ANSES.  The banks (including Banco Supervielle) are in the process of negotiating a new agreement with ANSES. In December 2024, the Bank made payments on behalf of ANSES to approximately 577,000 senior citizens and beneficiaries. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (10.7% in 2024) from the sale of financial services to senior citizens. The Bank has invested in cutting-edge service models and products that facilitate its senior citizen customers to make transactions. The Bank is prepared to continue to offer its services within the framework of the new agreement to be entered into with ANSES and to continue to be a leading bank in providing pension service payments.

The termination of the agreement with ANSES or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of April 21, 2025, 61,738,188 Class A shares with 5 votes per share and 50,621,278 Class B shares with one vote per share. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and a fundamental change in our corporate purpose. As of the date of this report, Mr. Supervielle owns 100 % of Class A shares. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other stakeholders.

Operational risks may negatively impact our business and results of operations.

Operational risks could arise in our business, including potential losses resulting from inadequate or failed internal and external processes, systems, or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters or pandemics) or from other external events. Exposure to such events could disrupt our systems and operations significantly, which may result in financial losses and reputational damage.

Financial institutions are also susceptible to fraud by employees or external parties, unauthorized transactions, adverse legal outcomes, and operational errors, including technology failures. Given the high volume of transactions that we process, errors may occur and, in some cases, remain undetected for a period of time. Moreover, non-automated processes increase the likelihood of human error or manipulation, making it more difficult to detect and address potential losses in a timely manner. The occurrence of any one or more of the above events could have a material adverse impact on our business, results of operations and financial condition.

Cybersecurity events could negatively affect our reputation, results of operations and financial condition.

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

Cybersecurity incidents, such as computer intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions, could adversely affect the security of the information stored and transmitted through our computer systems and network infrastructure, potentially causing existing and potential customers to refrain from doing business with us. The global context and the adoption of hybrid work methodologies (in-person/home-office) mean that a portion of our workforce works remotely, as well as the adoption of digital channels, which could exacerbate certain risks for our business, including increased reliance on information technology (“IT”) resources, higher phishing risk and other cybersecurity attacks. Additionally, there is a higher risk of unauthorized dissemination of sensitive personal information.

It is widely known that there has been an exponential increase in the number of cybersecurity attacks conducted via email, instant messaging systems and social networks, including those of our vendors and other third parties that work with us. As cyberattacks evolve and become more sophisticated, companies strengthen their prevention and monitoring mechanisms and adopt new measures to mitigate cybersecurity risks, including those related to remote work security and third parties. Although we have insurance policies that protect us against cyber incidents, our monitoring capabilities have been reinforced, paying special attention to critical assets supporting business processes to prevent the materialization of threats, and, when necessary, to identify and respond immediately to any security incident that may occur. Additionally, monitoring the Clear, Deep, and Dark web to protect our customers by identifying and acting preventively against possible phishing, smishing, and brand abuse attacks. Our operating systems and networks have been, and will continue to be, subject to cybersecurity threats that are constantly evolving, and in the same way, our security technology platforms and operational procedures evolve to prevent damage.

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

Our business is highly dependent on properly functioning IT systems, including artificial intelligence, and improvements to such systems.

Our business is highly dependent on the ability of our teams to develop solutions according to what our customers need, having technology systems that allow an effective management and enable processing a large number of transactions across numerous and diverse markets, products and regulations in a timely manner. In addition, our customers have the possibility to access to their finances remotely, whenever they want or wherever they are, and to transfer substantial financial assets by electronic means. The proper functioning of our financial control, risk and fraud management, accounting, cybersecurity, customer service and other data processing systems is critical to our business and to our ability to compete effectively, as we are a customer centric company. Also, as our business activities may be materially disrupted if there were a partial or complete failure of any of our IT systems or our communication networks, we have implemented a contingency framework, supported by a business continuity program and an IT risk management program. Additionally, we have established  a Cybersecurity Center of Excellence within our operating model. Although from time to time we may face events that might be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading, we have implemented remediate plans to reduce their frequency. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our customers experience, as well as on our business, financial condition and results of operations.

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

In addition, we utilize, and will continue exploring further uses of, artificial intelligence in connection with our business, products and services, under the governance guidelines established by our data and artificial intelligence center. However, there are significant risks involved in utilizing artificial intelligence and no assurance can be provided that its use will enhance its products or services or produce the intended results. If the artificial intelligence solutions that we use are deficient, inaccurate or controversial, it could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on its business and financial results. Additionally, if any of our employees, contractors, vendors or service providers use any third-party artificial intelligence-powered solutions in connection with our business, it may lead to the inadvertent public disclosure of our proprietary, confidential, sensitive or personal information which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious or large transactions to the applicable regulatory authorities. While we have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. Further, we could become subject to future regulatory requirements beyond those currently proposed, adopted or contemplated. In addition, applicable regulations may provide for the imposition of fines or penalties for noncompliance even though such noncompliance was inadvertent or unintentional.

If we fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fees, fines, penalties or restrictions on our business. In addition, our businesses and reputation could be negatively affected if customers use our financial institutions for money laundering or illegal or improper purposes and, as a result, we could lose customers or be exposed to other negative consequences, which could have a material adverse effect on our business results of operations and financial condition. As of the date of this annual report, we have not been subject to material fines or other penalties, and we have not suffered business or reputational harm, as a result of any money laundering activities in the past.

We are exposed to risks in connection with climate change.

We are exposed to risks in connection with climate change as a result of our financial activities. These risks may be classified into two types of risks:

1)physical risks, which arise from climate changes that impact the economy such as flooding, wildfires, earthquakes and extreme weather impacts, including extreme heat and sea level rise. These events could have a negative impact on our operations or those of our customers or third parties on which we rely and do business with.; and
2)transition risks, which arise from the transition to a low-carbon economy through changes in regulations, policies, technologies and consumer preferences, among others, which could negatively impact our expenses, investments and business strategies.

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

We take climate change into consideration within our social economic and environmental risk policies and we are committed to enhance processes to embed climate risk considerations into our core processes and risk management cycle. However, the nature of the risk drivers related to climate change may not be predictable and is rapidly evolving. Therefore, our risk management strategies may not be effective in mitigating climate risk exposure. As the risks, perspective and focus of regulators, shareholders, customers, employees, and other stakeholders regarding climate change are evolving rapidly, it can be challenging to evaluate the real impact of climate change-related risks, compliance risks, and uncertainties on our activity. Any of these factors may have a material adverse effect on our business, results of operations and financial condition.

Increasing scrutiny and changing expectations from investors and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.

Companies across multiple industries are facing increasing scrutiny relating to their environmental, social and governance (“ESG”) policies. Investor advocacy groups, certain institutional investors and other market participants are increasingly focused on ESG practices and in recent years have focused on the implications and social cost of their investments. We may face increasing pressures from investors and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement changes to our ESG policies, which could increase our costs. If we do not adapt to investor or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, we may suffer from reputational damage and, as a result, our business and financial condition could be materially and adversely affected.

On March 6, 2024, the U.S. Securities and Exchange Commission (“SEC”) adopted final rules requiring extensive climate-related and ESG-related disclosures in companies’ annual reports and registration statements. These final rules would add extensive and prescriptive disclosure items requiring companies to disclose climate-related risks and certain emissions. However, these rules were challenged in the U.S. federal courts and, in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On February 11, 2025, the acting chairperson of the SEC stated that the rules were deeply flawed, and requested the Eighth Circuit Court of Appeals to pause the litigation. It is unclear if the rules will be enforced or repealed. Costs of compliance with these new rules, if they are enacted, may be significant and may have a material adverse effect on our results of operations and financial position.

The evolving nature of ESG regulations and the potential adoption of new climate-related rules by the SEC create uncertainty regarding future compliance requirements and enforcement actions. Failure to anticipate or adapt to regulatory developments in a timely manner could expose us to regulatory scrutiny, penalties and legal disputes, which could have material adverse effects on our business, financial condition, and results of operations.

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

Exchange controls currently in place could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. In particular, with respect to the dividends and distributions on any sale of Class B shares underlying the ADSs, as of the date of this annual report, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to prior Central Bank approval, which may not be granted. Access to the foreign exchange market (“Foreign Exchange Market”) to pay dividends to non-resident shareholders is granted subject to the following conditions:

o	Maximum amounts: the total amount of transfers made through the Foreign Exchange Market for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the Foreign Exchange Market as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.
o	Minimum Period: access to the Foreign Exchange Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.
o	Documentation requirements: dividends must be the result of closed and audited balance sheets. When requesting access to the Foreign Exchange Market for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, in lack thereof, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the external assets and liabilities reporting regime set forth by Communication “A” 6401 of the Central Bank (the “External Assets and Liabilities Reporting Regime”) shall have been complied with.

Notwithstanding the foregoing, pursuant to Communication “A” 8226, financial institutions are authorized to grant clients access to the Foreign Exchange Market to remit foreign currency abroad as profits and dividends to non-resident shareholders, provided that those distributions arise from distributable earnings based on net income reported in audited annual financial statements for fiscal years beginning on or after January 1, 2025.

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

Our securities are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between these markets.

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

Our corporate affairs are governed by our bylaws and by the Argentine General Corporations Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, your rights or the rights of holders of our Class B shares under the Argentine General Corporations Law to protect your or their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our Class B shares and the ADSs at a potential disadvantage.

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

Investing in securities that trade in emerging countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2024, the ten largest companies in terms of market capitalization represented approximately 80% of the aggregate market capitalization of the S&P Merval index. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the Depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, exchange controls imposed by the Central Bank could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D. Exchange Controls.”

Substantial sales of our Class B shares or the ADSs could cause the price of the Class B shares or of the ADSs to decrease.

We have shareholders, including Patricio Supervielle, that own a substantial amount of our Class B shares or ADSs. If such shareholders decide to sell a substantial amount of our Class B shares or the ADSs, or if the market perceives they intend to sell a substantial amount of our Class B shares or the ADSs, the market price of our Class B shares or the ADSs could drop significantly.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the Argentine General Corporations Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

We are organized under the laws of Argentina. A significant portion of our and our subsidiaries’ assets are located outside the United States. Furthermore, all of our directors and officers and some advisors named in this annual report reside in Argentina. Investors may not be able to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Likewise, it may also be difficult for an investor to enforce in United States courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the United States federal securities laws. It may also be difficult for an investor to bring an original action in an Argentine court predicated upon the civil liability provisions of the U.S. federal securities laws against us or such persons.

Prior to any enforcement in Argentina, a judgment issued by a U.S. court will be subject to the requirements of articles 517 through 519 of the Argentine Federal Civil and Commercial Procedure Code if enforcement is sought before federal courts or courts with jurisdiction in commercial matters of the Autonomous City of Buenos Aires. Those requirements are: (1) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action; (2) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action; (3) the judgment must be valid in the jurisdiction where rendered, and its authenticity must be established in accordance with the requirements of Argentine law; (4) the judgment does not violate the principles of public policy of Argentine law; and (5) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish, including, without limitation, the foreign judgment and other documents related thereto, requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language.

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

International IPO in May 2016

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

Capitalization of an in-kind contribution and resulting capital stock increase

At the ordinary and extraordinary shareholders’ meeting of Grupo Supervielle in 2017, the shareholders of Grupo Supervielle approved the capitalization of an in-kind contribution of 7,672,412 shares of common stock of Sofital made by Mr. Julio Patricio Supervielle and an increase of the capital stock of Grupo Supervielle through the issuance of up to 8,032,032 new Class B shares. In connection with the capital increase, a total of 7,494,710 new Class B shares were subscribed as follows: (i) 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.7% of the total capital increase, and (ii) 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.3% of the total capital increase.

Successful completion of follow-on and capital increase

In September 2017, Grupo Supervielle made an increase of capital stock through an offer of Class B shares. Simultaneously with the offer, Grupo Supervielle made an offer of preemptive and accretive rights of Class B shares to existing shareholders. As a result of the offer, Grupo Supervielle issued a total of 85,449,997 new Class B shares for a total of U.S.$344 million.

Creation of Fideicomiso Financiero Fintech Supervielle I

In 2018, our Board of Directors approved the creation of Fideicomiso Financiero Fintech Supervielle I to invest in financial technology (fintech) and insurance technology (insurtech) start up projects in an amount up to U.S.$3 million. The Fideicomiso Financiero Fintech Supervielle I has made investments with minor participations in the following start-up projects since its creation: 123Seguro, Increase, Avancargo, Blended, SixClovers and Lemon Cash. The Fideicomiso Financiero Fintech Supervielle I is financed by Grupo Supervielle and the Bank. On July 15, 2022, the Fideicomiso Financiero Fintech Supervielle I entered into a limited partnership agreement with Alaya Capital Partners III LP pursuant to which the Fideicomiso Financiero Fintech Supervielle I made a contribution of all its participations in the aforementioned start-up projects to Alaya Capital Partners III LP.

Acquisition of Micro Lending S.A.U.

In May 2018, Grupo Supervielle acquired 100% of the share capital of MILA. MILA specializes in car financing, particularly in used cars.

Acquisition of the capital stock of InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. (renamed as Portal Integral de Inversiones S.A.U.)

In May 2018, we acquired the capital stock of the online trading platform IOL invertironline through the purchase of InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. In July 2021, the platform was renamed IOL invertironline. On April 19, 2022, InvertirOnline.com Argentina S.A.U. was renamed as Portal Integral de Inversiones S.A.U.

On May 14, 2024, Grupo Supervielle transferred all the shares of InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. to IOL Holding. On May 15, 2024, Grupo Supervielle made a capital contribution to IOL Holding in cash in the amount of U.S.$7.7 million.

Conversion of Class A shares

In April 2019, as requested by Mr. Julio Patricio Supervielle, our Board of Directors authorized the conversion of 65,000,000 Class A shares, with a par value of Ps.1.00 each and entitled to five votes per share, held by Mr. Supervielle, into Class B shares, with a par value of Ps.1.00 each and entitled to one vote per share, pursuant to Section 6(b) of our bylaws.

Bolsillo Digital S.A.U.

In June 2019, we created Bolsillo Digital, a fintech which operated in the sector of means of payment. In August 2021, Grupo Supervielle transferred its shares of Bolsillo Digital to its subsidiary Banco Supervielle S.A. as part of its strategy within the sector of means of payment. Bolsillo Digital’s main activity until 2022 was to provide payment services under its brand Boldi (“Boldi”). In February 2023, the Boldi app was permanently closed. As of the date of this annual report, Bolsillo Digital is in the process of being dissolved.

Creation of Supervielle Productores Asesores de Seguros S.A.

In December 2018, we created Supervielle Productores Asesores de Seguros, which has the exclusive purpose of carrying out the insurance intermediation activity, promoting the contracts of life insurance, wealth and pension insurance premiums, and advising customers and potential customers. Grupo Supervielle owns more than 99% of its share capital, directly or indirectly. Supervielle Productores Asesores de Seguros began operating in the second half of 2019.

Acquisition of Futuros del Sur S.A. (renamed as Supervielle Agente de Negociación S.A.U.)

In December 2019, Supervielle acquired 100% of the share ownership of Futuros del Sur S.A., a brokerage firm seeking to broaden the investment and financial services it provides to institutional and corporate customers and also drive efficient and profitable cross selling. On January 24, 2022, Futuros del Sur S.A. changed its corporate name to Supervielle Agente de Negociación S.A.U.

Acquisition of the capital stock of IOL Holding S.A. and IOL Agente de Valores S.A.

In August 2021, Grupo Supervielle acquired 95% of the shares of IOL Holding, a company incorporated in Uruguay. Sofital acquired the remaining 5% of the shares of IOL Holding.

In August 2021, IOL Holding acquired 100% of the shares of IOL Agente de Valores S.A., a company incorporated in Uruguay which is expected to provide security dealer services. In June 2022, the Central Bank of Uruguay authorized IOL Agente de Valores to act as a security dealer providing services to non-residents of Uruguay. IOL Agente de Valores S.A. is expected to provide its services through an online platform to non-residents of Uruguay who may be based in Latin America and seek to participate in the U.S. capital markets.

On May 14, 2024, Grupo Supervielle transferred all the shares of InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. to IOL Holding and the shareholders’ meeting of IOL Holding approved the capitalization of the liabilities arising from the transfer. On May 15, 2024, Grupo Supervielle made a capital contribution to IOL Holding in cash in the amount of U.S.$7.7 million.

Merger of Tarjeta Automática S.A. and IUDÚ into the Bank

In December 2022, the Bank, as the surviving entity, and Tarjeta Automática S.A. and IUDÚ, as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta Automática S.A. and IUDÚ merged into the Bank effective January 2023. On December 1, 2023, the Central Bank approved the mergers. These mergers allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022.

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

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.BBusiness Overview

Overview

We provide a wide range of financial and non-financial services to our clients and have more than 130 years of experience operating in Argentina. Our main subsidiary is Banco Supervielle and we have a distribution network comprising our own physical branches, which are primarily located in the Autonomous City of Buenos Aires, Greater Buenos Aires, and the Argentine provinces of Mendoza and San Luis. Additionally, we provide digital and virtual coverage with agile solutions tailored to our users’ needs across most of Argentina. We provide access to investment opportunities through IOL invertironline, Argentina’s first specialized online trading platform, helping our customers grow their income and savings with innovative tools. For over 130 years we have grown sustainably, protecting the environment and acting in a socially responsible manner. Our vision is to be an agile, innovative and competitive financial services group that helps our customers meet their needs. Since May 2016, the shares of Grupo Supervielle are listed on the ByMA and NYSE.

Our company takes advantage of the following strengths and opportunities:

●	We are the oldest private franchise in Argentina and have a recognized presence within the Argentine financial industry;

●	We operate as a dynamic financial ecosystem, where Banco Supervielle, which is the seventh largest Argentine private bank in terms of loans, and IOL invertironline stand out as key pillars, each playing a distinct yet complementary role. This structure allows us to leverage synergies and unlock significant growth opportunities;
●	We operate in an underpenetrated financial system. The Argentine financial system is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. As a result, the Argentine financial system presents a number of growth opportunities, as Argentina continues its stabilization process. We are well positioned and constantly evolving to capture these growth opportunities given our focus on a differentiated customer experience.
●	We have a strong liquidity and a solid capital base which support our growth initiatives. In addition to organic growth, we have significantly increased our business through acquisitions which have allowed us to expand our private loan market share among financial institutions from 0.2% to 2.9% between December 2002 and December 2024.
●	We adopted a customer-centric, product-oriented operational model which enables us to understand our customers’ needs and to strengthen our digital product culture, and which is fully aligned to execute our growth strategy.
●	We are building a service ecosystem. We continue to build our ecosystem integrating our service offerings and adding third-party partnerships, improving customer experience, while driving synergies among our different verticals, increasing customer loyalty and pursuing cross selling initiatives.

Our controlling shareholder has a strong and long-standing commitment to the Argentine financial system. Julio Patricio Supervielle, Chairman of the Board of Directors and CEO of Grupo Supervielle, has been leading the Group for nearly 26 years. Under his leadership, we have expanded significantly in terms of net worth, assets, deposits, geographic footprint, and customer base. We have also successfully executed some of our most strategic acquisitions and transformations. Julio Patricio is recognized for his strategic foresight and bold leadership. Under his guidance, the Group has launched groundbreaking initiatives that disrupted legacy banking models and accelerated the shift toward digital and customer-centric financial solutions.We are led by a Board of Directors whose members bring extensive experience in retail and commercial banking, a deep understanding of the local economic landscape, and robust expertise in risk management, finance, capital markets, M&A, and corporate governance. Our senior management team is composed of seasoned professionals who share a performance-driven mindset and a commitment to sustainable growth and innovation.Our subsidiaries are: (i) Banco Supervielle S.A., which is the seventh largest private bank in Argentina in terms of loans; (ii) Supervielle Seguros, an insurance company; (iii) Supervielle Productores Asesores de Seguros, an insurance broker; (iv) Supervielle Asset Management, a mutual fund management company; (v) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers; (vi) IOL invertironline, Argentina’s leading digital retail brokerage platform specialized in online trading and other financial investment services ; (vii) Espacio Cordial, an entity offering retail non-financial products, such as assistance and tourism; and (viii) MILA, a company specialized in car financing. Our subsidiaries also include Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, IOL Holding, a holding company that owns shares of IOL invertironline, and Bolsillo Digital, which is in the process of being dissolved.

In 2024, the Argentine government implemented actions to correct the macroeconomic imbalances that had led to the inflationary escalation in previous years. These actions had an impact on the Argentine financial system, which is now in the initial stages of recovery, enabling banks to grant loans to allow communities to develop. The slowdown in inflation and the consequent reduction in nominal interest rates have had a positive impact on credit demand, facilitating access to financing. In this context, financial system loans registered real year on year growth of 54% by December 31, 2024, reversing the downward trend of the last seven years. Additionally, exposure to the public sector was reduced, redirecting liquidity toward private sector credit. However, credit penetration remains low relative to GDP, presenting a significant opportunity to continue expanding our loan portfolio with the aim of contributing to Argentina’s economic and productive development.

We are well positioned to be active participants in this recovery of the financial system. At the beginning of 2024, Banco Supervielle started boosting credit and achieving loan growth. We also saw remarkable growth in personal and car loans, which accelerated in the last months of 2024.

During 2024, we strategically diversified our asset portfolio, gradually moving towards a greater ratio of total loans to total assets to the private sector and reducing our ratio of investment portfolio to total assets. In 2024, our loan portfolio increased by 106%

in real terms by December 31, 2024, 52 percentage points more than the growth of the Argentine financial system. During 2024, we also reduced our investment in government securities and Central Bank instruments.

On a consolidated basis, we had:

●	Ps.4,505.8 billion in total assets as of December 31, 2024, compared to 4,481.6 billion in total assets as of December 31, 2023;
●	Ps.2,170.1 billion in loans as of December 31, 2024, compared to Ps.1,050.6 billion in loans as of December 31, 2023;
●	Ps.3,173.5 billion in deposits as of December 31, 2024, including Ps.3,028.8 billion from the private sector, and Ps.144.7 billion from the non-financial public sector, compared to Ps.3,373.0 billion in deposits as of December 31, 2023, including Ps.3,153.6 billion from the private sector, and Ps.219.4 billion from the non-financial public sector;
●	Ps.797.7 billion in attributable shareholders’ equity as of December 31, 2024, compared to Ps.743.4 billion in attributable shareholders’ equity as of December 31, 2023; and
●	3,456 employees as of December 31, 2024, compared to 3,663 employees as of December 31, 2023.

We see substantial opportunities to enhance cross-selling and collaboration between Banco Supervielle and IOL invertironline, considering that only 3% of IOL invertironline’s clients currently hold products offered by the Bank. This represents a major opportunity to deepen relationships and expand our financial offerings. The following chart illustrates our business ecosystem as of December 31, 2024:

Notes: (1) Last twelve months as of June 30, 2024; and (2) Company estimates and Central Bank information as of December 2024.

Banco Supervielle

Financial Services

We own the seventh largest Argentine private bank, and the ninth largest Argentine bank considering Argentine public banks, in terms of loans. Through the Bank, we serve 1.4 million individual customers, around 31,000 small businesses, 3,800 SMEs and 1,800 middle-market and large corporates, and we maintain a competitive leading position in certain strategic segments.

According to the Central Bank, our share for the following products is as follows:

●	total loans: monthly average market share in December, 2024 was 2.9%, compared to a 2.1% market share in December 2023;
●	total deposits: monthly average market share in December, 2024 was 2.7%, compared to a 2.4% market share in December 2023.

Additionally, based on the latest information published by ANSES, we made 7.8% of all social security payments to senior citizens in Argentina as of September 30, 2024, compared to 8.9% as of December 31, 2023.

Through the Bank, we maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and in some of Argentina’s most dynamic regions, including a leading position in Mendoza.

Moreover, we are continually evolving to offer a hyper-personalized and omnichannel experience. Our infrastructure allows us to reach customers in all parts of Argentina. Our business model combines the efficiencies of a virtual branch with the strength of face-to-face interactions. In 2024, we completed our branch transformation, implementing a new service model and updating our network.

In December 2024, 93% of our customers managed their banking transactions and inquiries through digital or automatic means without need of human assistance, which represents an increase of 20 percentage points compared to 2023. Our digital customers represented 65% of our customers at the end of 2024, which represents an increase compared to 62% recorded in 2023 and 52% recorded in 2022. Without considering our senior citizen customers, our digital customers represented 83% of our customers at the end of 2024 reminaing stable since 2023, representing an increase from 66% recorded in 2022. During the last two years, our mobile channel continued consolidating its position as the preferred transactional channel. In December 2024, it accounted for 60% of the transactions made by our customers, as compared to 48% in 2023 and 33% in 2022. During 2024, 1.2 million users downloaded our mobile applications and  we had 1.03 million monthly active users. Major launches in our mobile applications include salary advance features, Google wallet, insurance, money transfer scheduling, fraud engine, and chat sytems. Likewise, the strong adoption of our digital wallet continued during 2024. QR code payments reached 5.2 million transactions, representing a four-time increase compared to 2023, making our mobile application the one with the highest number of recurring users in the systemic payment solution for banks in Argentina named Play Digital S.A. (“Modo”). Origination of personal loans through digital and automatic channels reached 59% in the fourth quarter of 2024, representing an increase in volumes of 69% compared to the fourth quarter of 2023.

As of December 2024, we increased our market share of business customers in the small businesses and SMEs segment to 5.97% from 5.52% as of December 31, 2023. To support business growth, in 2024 we launched +Pyme, the first fully digital solution for SMEs in the Argentine financial industry, which enables businesses to open bank accounts and access loans entirely online. We also introduced a specialized value proposition for the mining industry supply chain, which includes a dedicated commercial team and tailored financial products and credit policies. We also launched Supervielle Servicios Integrales, a multi-product approach designed to provide customers with an integrated offer of Banco Supervielle products, and continued expanding our share of demand deposits and increased foreign trade transaction volumes.

In April 2025, we launched  the first payroll account and SME accounts that pay interests in Pesos and U.S. dollars on a  daily basis. These accounts offer agility, simplicity, and profitability, allowing individuals and SMEs to maximize the return of their money without additional paperwork or management. The Bank positions itself as the only bank in Argentina that pays interests on payroll accounts and SME accounts in Pesos and U.S. dollars.

Insurance

The insurance business is continuously adapting its products to the needs of our customers. We have access to customers through our distribution networks and aim to further develop our bancassurance distribution model by expanding the variety of insurance products offered.

In 2024, Supervielle Seguros reached 464,000 active policies with individual clients and more than 5,000 with corporate clients. We focused on enhancing the digital experience for individual customers, expanding the range of coverage with more simple products.

During 2024, we improved the digital experience of our individual customers by creating a greater range of coverage, policies and products that are simpler to contract. We launched a new self-managed channel through the Bank’s cash dispensers, offering life and protected bag insurance. We also introduced new products, such as motorcycle insurance, life insurance, protected bag insurance and personal accident insurance.

As a result, during 2024 we grew 187% in digital and self-managed sales compared to 2023. We also grew in insurance sales in the Virtual Hub, with nearly 5,600 policies sold, as compared to 3,000 in 2023.

At the end of 2024 we had achieved a 77% placement of our core products (car, life and home) of the total insurance sold.

Savings & Investments

We offer investments and savings solutions to our customers through a wide range of products. Through Supervielle Asset Management, we have 17 mutual funds designed to meet customers’ particular investment objectives and risk profiles. As of December 31, 2024, monthly average assets under management accounted for Ps.1,372 billion, compared to Ps.512.5 billion monthly average assets under management as of December 31, 2023 (measured in historical currency).

Moreover, we offer personal finance management solutions through our mobile application, which has continued to show increased user adoption as we add products such as Dólar MEP, time deposits, securities, and mutual funds, some of which are powered by IOL.

Payments

In 2020, we joined Modo as shareholder with the aim of expanding the offer of financial services to our clients throughout the country, integrating technologies that facilitate the use of our applications on mobile devices, allowing them to operate in the digital market for payments and transfers through a systemic solution of the highest quality standard. In 2021, we integrated Modo into our Supervielle App and our Supervielle Jubilados App, which serves to provide services to senior citizens. In 2022, our Supervielle App for individuals implemented the functionality to make payments using quick-response (“QR”) codes using credit, debit and account debit cards.

During 2024, we continued evolving our digitalization strategy to offer our customers digital, secure and seamless payment solutions. Regarding our performance with the MODO wallet, during 2024 we reached 125,000 monthly paying users, which represents a 2.1% market share, and we doubled the 60,000 monthly active users that we had in 2023. As of the date of this annual report, our mobile application is the one with the highest number of recurring users in MODO, with 5 monthly payments per user. We also increased four times the number of QR code payments, reaching 5.2 million transactions and a market share of 1.9%. Additionally, we incorporated an interoperability system into MODO to enable payments with credit cards.

During 2024, we introduced new functionalities in the credit and debit card services of our mobile applications. Regarding debit cards, we multiplied the volume of debit card transactions by 2.8 times compared to 2023 and our customers made 62 million debit card payments, which represents an increase of 8% compared to 2023. Additionally, we increased our share in credit card volumes to 1.7%, with 32 million credit card payments and an average of 6 to 8 monthly payments per user.

Mobility Cars

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

In 2024, we boosted car loans as one of the Bank’s main products, multiplying the origination by 4.5 with 24,388 car loans and total amount of Ps.196,965 million.

In 2024, we were positioned second in origination of car loans with a market share of 17.8%, up from the third position in 2023, when we had 5.2% of the market share.

Housing

In May 2024, we relaunched the UVA Mortgage Loans product. We were the first private bank to announce this proposal designed for the purchase, renovation and expansion of housing, generating more than 650,000 customer visits. During 2024, we granted a total of 843 UVA mortgage loans for housing for a total amount of Ps.120 billion.

At the end of 2024, we had a market share of 6.1%, which represents a year-on-year increase of 5.7 percentage points. This increase shows the agility of Banco Supervielle, both in getting ahead of the market in relaunching the UVA mortgage loan offer, and in granting these loans.

Non-financial services and products

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact though our brand Cordial. At the end of 2024, Espacio Cordial had more than 186,000 assistance services in its portfolio. The focus of the service is the coverage of unsatisfied needs in health services, including dentistry, ophthalmology, medical emergencies and telemedicine, and to provide solutions for household and pet care.

Evolution of Technology in Our Value Proposition

During 2024, we achieved key milestones in the consolidation of our technological strategy. We completed 86% of our plan to migrate our digital solutions, including online applications and application programming interfaces, from on-premises infrastructure to cloud platforms by the end of 2025. We expect that this migration will enable us to improve scalability, flexibility, and efficiency while reducing our operational costs. As of the date of this annual report, we have migrated 146 online applicatios, and more than 300 application programming interfaces and microservices to the cloud.

In addition, we started our FinOps practice to optimize our costs related to our cloud platforms. We expect that this practice will allow us to maximize the value of our cloud investments, balance budget and performance, and enhance overall cost efficiency in managing cloud resources.

We are integrating artificial intelligence solutions into our business to be able to meet our customers’ needs with a combination of advanced technology and human assistance. In 2024, we launched WhatsApp as one of our channels to provide services to our senior citizen customers which includes generative artificial intelligence. This development positions us as the first bank in Argentina to adopt generative artificial intelligence technology in Spanish, in collaboration with our strategic partner Amazon Web Services.

We also launched our new mobile application for business customers, which was largely adopted by our customers. This application has a solid security scheme, including soft token, biometrics and other functionalities. In addition, we renewed our online business banking website and migrated 100% of our customers to a scalable platform that offers communication and sales capabilities that are tailored to our customers’ needs.

During 2024, we improved the availability of our digital channels, reaching an annual average of 99.69%, as compared to 99.33% in 2023.

Bank Distribution Network

Bank branches

In 2024, we completed our process to consolidate our bank branches. As a result of this process, we consolidated 32 bank branches. The objectives of this process are (i) to increase our presence in the SME segment by including services to small and medium-sized companies in service branches that were exclusively dedicated to the senior citizens segment, and (ii) to continue to expand “Espacio 24,” which are spaces where our customers can make cash withdrawals and deposits during and after banking hours.

In 2024, we increased the number of self-service machines, reaching 329 self-service machines, 282 of which are located in Espacio 24. These machines allow customers to obtain balance inquiries, request personal loans and withdraw cash using  fingerprints.

Virtual Hub

One of the most innovative launches of 2022 was our Virtual Branches system, which combines different digital channels, leveraged on a robust technological infrastructure that provides a high level of security, with the service of more than 100 especially trained executives. In 2022, we expanded our Virtual Branches footprint, reaching areas where we do not have physical presence. In 2023, we extended our service hours, which currently run from Monday to Friday, from 8:00 a.m. to 9:00 p.m. (Buenos Aires time), and installed the role of Concurrent Executive (“Ejecutivo Concurrente”) in 121 branches to enable us to assist clients in person and virtually.

In 2024, our virtual branches system was available to all our small businesses and SMEs customers. As of December 31, 2024, the Virtual Hub system represented 15% of the total personal loans that we granted during the year, compared to 8% in 2023. In addition, we increased the placement of insurance policies through our Virtual Branches system by 84% compared to 2023, reaching 5,600 policies placed in the channel.

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

IOL invertironline

IOL invertironline has experienced significant growth, both in customer acquisition and revenue contribution. With Argentina’s investment landscape evolving and inflation trending down, demand for investment solutions, in which we believe that IOL invertironline is well-positioned to capitalize, is increasing. Our focus remains on strengthening synergies, delivering innovative financial solutions, and maximizing the potential within our financial ecosystem.

In 2024, IOL invertironline continued expanding its customer base, increasing transaction volumes, and strengthening its position as Argentina’s leading retail digital brokerage platform. By the end of the year, IOL invertironline had 1.4 million accounts, representing a 57% increase compared to 2023. Average monthly active users grew by 70% to over 280,000. Transaction activity remained strong, with daily average revenue transactions increasing 67% compared to 2023 to over 100,000, bringing total transactions for the year to 26 million, up from 15 million in 2023.

During 2024, assets under custody reached Ps.1.7 billion, a 44% increase compared to 2023. One of the key developments was the launch of IOL Asset Management in November 2024, which introduced a U.S. dollar-denominated mutual fund that reached Ps.126 million in assets under management within four months. IOL Asset Management is gaining strong traction, with our latest investment fund ranking as the second-largest among fintechs and the fourth-largest in Argentina, including bank-managed funds.

User experience remained a focus, with over 160,000 app reviews and improved ratings of 4.6 stars on Google Play and 4.8 on the App Store. IOL invertironline was also the most downloaded and active investment brokerage app in Argentina.

From a financial perspective, IOL invertironline contributed 17% of Grupo Supervielle’s net income, 21% of total fee income and 5.3% of net revenue. Net income totaled Ps.17 billion, an increase of 36% compared to 2023, with a return on equity (“ROE”) of 107%, while revenues increased by 20% to Ps.51 billion. Cash flow generation reached nearly U.S.$18 million, supporting the sustainability of its growth strategy.

Our Vision and Strategy

We believe that 2024 was a year of significant transformation for us and for the Argentine financial system due to the growth in financing activities during the year. During 2024, we increased our share in private-sector loans over total assets and reduced our investment portfolio over total assets.

We believe that we anticipated to this growth by taking decisive action and continuing making long-term investments to generate sustainable value. With a clear focus on profitable growth, we prioritized the completion of our digital transformation which we initiated in 2020, expanded our loan portfolio and strengthened our deposit base. This strategic approach allowed us to gain market share across key segments while maintaining strong asset quality and robust capital ratios.

Between 2020 and 2024, we implemented our digitalization strategy, enhancing our operating model and positioning ourselves as an agile, technology-driven institution prepared for scalable growth. In addition, IOL invertironline consolidated its position as Argentina’s leading digital retail brokerage platform and increased its contribution to the Group’s fee income and profitability.

We are committed to consolidating profitability, driving sustainable growth, and reinforcing our corporate culture as key drivers of our corporate strategy. We believe we are well-positioned to enhance our shareholders’ value while expanding our role in Argentina’s evolving financial landscape by building upon our solid foundation and capitalizing on emerging opportunities.

Our Strategic Growth Priorities

Our growth strategy focuses on developing differentiated value propositions that enable us to compete effectively with fintechs while creating unique advantages that are not easily replicable by incumbent banks. A core component of this approach is strengthening our capabilities in funding and payroll loans to become the primary financial institution for a greater number of customers while also reinforcing our leadership position in pensioner banking, a historically strong segment for the Group.

We are expanding our presence in high-growth industries and value chains, including oil & gas and mining, where Argentina’s resource wealth presents substantial long-term opportunities. Additionally, we expect that IOL invertironline will play a relevant role in our profitability by expanding its product offering and capturing the growing opportunities in Argentina’s financial markets, which we expect that will enhance our presence across retail, wealth, and SME segments.

Consumer demand is driving credit expansion, creating a unique window to accelerate loan growth. To capture this opportunity, we are optimizing our portfolio mix towards higher-margin retail lending while maintaining capital efficiency and profitability. Our capital allocation strategy is designed to support balance sheet growth while upholding strong risk management discipline.

Our differentiated business model is focused on maximizing profitability and long-term value creation. By maintaining industry-leading net interest margins (“NIM”), improving ROE, and optimizing capital efficiency through fee-based income expansion and cost rationalization, we are well-positioned to generate sustainable capital, supporting continued growth and reinforcing our competitive position in the Argentine financial sector.

Banco Supervielle’s Strategy

Given Argentina’s evolving macroeconomic environment, which is characterized by lower inflation, declining nominal interest rates, and an increase in U.S. dollar deposit, we have redefined our commercial strategy to capitalize on these trends and position the Bank for the economic acceleration that is expected in Argentina in 2025, according to the Market Expectations Survey carried out by the Central Bank.

Our corporate structure enabled us to achieve operational efficiency and to make fast decision-making processes, allowing us to swiftly adapt to market dynamics and enhance customer service. Additionally, the Bank is implementing a comprehensive risk assessment framework to ensure that all customers have access to a credit offering, thereby driving cross-sell opportunities, deepening customer relationships, and fostering growth.

The Bank’s strategic initiatives include:

●	Customer-Centric & Technology-Enabled Strategy: We are enhancing credit and service capabilities, streamlining service models, and leveraging technology to drive operational efficiency. Rather than adopting a universal banking model, we are focusing on the most profitable customer segments where we can achieve a competitive edge.
●	Cluster-Based Strategy: Our commercial approach segments customers and marketing strategies, delivering tailored value propositions that incentivize deposits and promote bundled solutions, enhancing customer retention. In our Plan Sueldo segment, we launched “Cuenta Remunerada,” a payroll payment model that provides benefits both to employers and employees to attract new customers, strengthening our role as a preferred payroll banking partner. In our SME segment, we introduced interest-bearing balances, we are expanding credit options and cash management solutions to enhance value for SMEs.
●	Strategic Partnerships: We are reinforcing our position in key industries by collaborating with leading Argentine corporations, prioritizing high-growth sectors such as oil & gas, mining, and export-driven industries while maintaining disciplined capital allocation.
●	Regional Leadership in Mendoza: Banco Supervielle remains the leading financial institution in the Argentine province of Mendoza, a strategic market where we have long-standing customer relationships and a strong competitive position.
●	Selective Expansion in Public Sector Banking: We are complementing our corporate banking strategy by providing financial solutions tailored to government institutions and publicly owned organizations.
●	IOL Cross-Sell Strategy: We are intensifying the engagement of the Bank with IOL invertironline’s customers by integrating investment, banking and fintech solutions. As of the date of this annual report, 97% of IOL invertironline’s customers do not make transactions with the Bank, which brings significant opportunities for customer acquisition and business expansion.

IOL invertironline’s Strategy

We are entering a new growth phase for IOL invertironline which we expect that will be focused on scaling retail brokerage, deepening institutional offerings, expanding product offering, and reinforcing our position as a key player in the Argentine financial system.

IOL invertironline is expected to play an important role in our profitability. By expanding its product offering and capturing growing opportunities in Argentina’s financial markets through IOL invertironline, we expect to enhance our presence across retail, wealth, and SME segments.

IOL invertironline’s strategies is based on the following three key pillars:

●	Retail & Investment Expansion: Enhancing our investment platform to serve as a “one-stop shop” for retail investors by integrating multiple asset investments and deepening partnerships with Banco Supervielle to offer a broad assortment of investment products.
●	SME & Wealth Management Growth: Scaling our SME business by offering account opening services that are available 24 hours and liquidity management solutions while expanding our wealth management business with personalized advisory services and a physical presence in key locations through our branch network.
●	Investment-as-a-Service & Capital Markets Expansion: Strengthening our role in Argentina’s evolving capital markets by providing brokerage infrastructure, launching new income-focused mutual funds, and expanding our corporate debt placement business to facilitate market financing.

Sustainability

At Grupo Supervielle we are committed to our employees, customers and communities to achieve sustainable growth while protecting the environment and acting with social responsibility. We integrate the sustainability strategy to our business model and promote a responsible culture among our employees. We report on our non-financial performance in a clear and transparent way, in connection with ESG factors.

In 2024, we continued developing goals and objectives that align with our sustainability strategies. We increased the use of renewable energy, with 41% of our branch network operating on sustainable sources. We also reduced all the carbon footprint that we generated in 2023 through the acquisition of certified carbon credits equivalent to 1,417 tCO2eq and through our contribution to a reforestation project led by Asociación Amigos de la Patagonia.

Our sustainability objectives extend across all our stakeholders. In 2024, all our strategic suppliers participated in a self-assessment program based on ESG criteria, enabling us to analyze accurately their alignment with our sustainability goals. We also trained to 17,416 individuals on responsible and sustainable use of financial instruments. Additionally, we continued to develop various projects related to education, childhood, the elderly, institutional strengthening, and initiatives that promote culture and the arts. To maximize opportunities for generating shared value with our value chain, we evolved supplier risk management towards an integrated and holistic approach framed within our Third-Party Risk Management Policy.

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

We are committed to report our financial and non-financial performance to all our stakeholders. On March 10, 2025, we published our 2024 Integrated Annual Report, which reflects our commitment towards transparency and disclosure, providing stakeholders with a clear understanding of our ESG activities and progress and enhancing our dedication to sustainable practices and responsible business operations.

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

We have a diversity, equity and inclusion strategy in place that promotes gender equity, disability, psychological safety and equal opportunities.

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

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2024
			Attributable Net (Loss) /
Segment	Net Revenue	Percentage	Income

	(in million of Pesos)
Personal & Business Banking	334,069.6	32.6%	(101,748.1)
Corporate Banking	86,167.5	8.4%	9,907.7
Bank Treasury	478,980.2	46.8%	171,087.5
Insurance	33,821.3	3.3%	6,549.1
Asset Management and Other Services	90,773.5	8.9%	43,520.6
Total Allocated to Segments	1,023,812.1	100.0%	129,316.8
Adjustments(1)	4,695.9		(24,823.4)
Total Consolidated	1,028,508.0	100.0%	104,493.4
(1)	Includes the net interest income received from the investment of liquidity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2024.

	As of December 31, 2024
	Personal					Asset
	and					Management
	Business	Corporate	Bank	Consumer		and Other		Consolidated
	Banking	Banking	Treasury	Finance	Insurance	Services	Adjustments(1)	Total

	(in thousands of Pesos)
Assets
Cash and due from banks	149,266,765	4,590,167	488,900,979	—	7,115	10,940,459	(729,616)	652,975,869
Debt Securities at fair value through profit or loss	—	8,955,937	151,313,828	—	9,754,773	93,307,664	—	263,332,202
Loans and other financings	1,278,644,675	800,103,188	88,930,621	—	84,399	2,475,381	(160,100)	2,170,078,164
Other debt securities	3,907,094	—	784,515,860	—	7,782,514	11,127,488	5,562,787	812,895,743
Other assets	101,905,036	16,257,194	426,780,790	—	11,304,505	87,252,536	(36,939,155)	606,560,906
Total Assets	1,533,723,570	829,906,486	1,940,442,078	—	28,933,306	205,103,528	(32,266,084)	4,505,842,884
(1)	Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

The following table sets forth the breakdown of our customers as of December 31, 2024 and 2023.

	Customers
	As of December 31,
	2024	2023
Personal & Business Banking	1,433,558	1,534,729
Individuals	1,343,979	1,395,801
Small Businesses	30,915	29,873
SMEs	3,827	3,682
Consumer Customers (ex. IUDÚ)	54,837	105,373
Corporate Banking	1,798	1,407
IOL invertironline	570,661	483,580
Total	2,006,017	2,019,716

Personal & Business Banking Segment

Our Personal and Business Banking segment offers a wide range of financial products and services designed to meet the needs of individuals and small businesses: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plans (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and benefit payments for senior citizens. In 2024, we continued to offer these financial products and services to satisfy our customers’ needs.

Based on the assessment of their distinctive features, their needs and specific requirements, our customers are grouped in five strategic groups which are further described below: (i) small businesses and SMEs customers, which comprise individuals engaged in commercial activities, and small and medium sized companies with revenues lower than Ps.10 billion per year, (ii) Identité customers, which comprise high networth individuals belonging to serial ABC1 segments, (iii) mass affluent, which comprise individual customers who do not perform any commercial activities and are not included in the Identité segment,  (iv) senior citizens customers, which comprise senior citizens who are paid pension benefits through accounts held in the Bank, and (v) consumer customers which were transferred from IUDÚ to the Bank.

Personal & Business Banking Segment – Retail Customers

●	Identité and Mass Affluent Segments: In 2024, we promoted the acquisition of new customers, with 176,800 registrations in Identité and Mass Affluent, and we grew in competitive net promoter score, which is an indicator of customer satisfaction, for the fourth consecutive year in both segments.

To improve our customer service in Identité and Mass Affluent, we focused on achieving an end-to-end digital everyday banking payment experience including payments and transfers through the Modo app, MEP dollar investments and “Inversión rápida” (investment in money market funds through the Modo app), personal loans, credit cards, car loans, car and property insurance, time deposits, Plan Sueldo (which is explained below), salary advances, recharges and access to omnichannel services.  Additionally, we relaunched the UVA mortgage loan for the purchase, renovation or expansion of houses.

The percentage of digital retail customer over total customers represented 65% of our customer base, reinforcing the strong growth trend of recent years. In particular, mobile banking became the preferred transaction channel for our customers, accounting for 60% of total operations by December 2024, an increase of 12 percentage points from 2023, with more than one million monthly active users. Additionally, our digital wallet recorded a strong growth, surpassing by four times QR code payments and exceeding 5.2 million transactions, thus becoming the most used digital wallet by recurrency within Modo.

In terms of products and services, Identité and Mass Affluent grew in the placement of personal loans through digital channels and face-to-face channels. “Inversión rápida” added 60,000 new investors in 2024 and had more than 176,000 investor customers in December 2024.

●	Senior Citizens. Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the Argentine government pursuant to an agreement with ANSES. We believe the Bank remains the private bank with the second largest presence in this segment, with 807,000 customers, 577,000 of which are beneficiaries of retirement and pension plans, which represents an approximate market share of 9.4%.

In order to evolve our service model, we provided more simple branch structures, as a result of which 95% of our senior citizens customers withdraw their pensions through our ATMs and cash dispensers. In this regard, the volume of customers who made transactions using digital channels increased from 50% in 2023 to 52% in 2024, mainly driven by improved functionalities in the online and mobile pltaforms.

In 2024, we launched WhatsApp as one of our channels to provide services to our senior citizen customers. This tool includes general features, such as checking current balances and loans and a summary of credit cards, and specific features for customers who benefit from retirement and pension benefits, such as downloading pay slips and checking insurance balances. As a result, in 2024, 37% of senior citizen customers obtained loans through self-service channels, more than 18,000 senior citizen customers invested in mutual funds with “Inversión rápida,” and  senior citizen  customers paid their services through our apps, representing a 9% increase compared to 2023. Additionally, we continued strengthening the financial education of our senior citizen customers through virtual training programs and face-to-face meetings at designated centers.

●	Former IUDÚ Customers. During the fourth quarter of 2022, we completed the transfer of IUDÚ’s customers, loan portfolio and back-office to the Bank and discontinued the IUDÚ app. At the end of 2024, we were serving more than 55,000 former IUDÚ customers with a value proposition according to the segment.

Personal & Business Banking Segment – Small Businesses and SMEs

During 2024, we had 34,742 customers, including customers with commercial activity and small and medium-sized companies, reaching a 5.97% market share in December 2024, which represents an increase of 0.45% from December 2023. In order to support the growth of this segment, in 2024 we launched +Pyme, the first digital solution in the Argentine financial industry. This digital solution allows companies to open bank accounts and access loans online, with the possibility of simulating the payment plan that best suits the customer’s needs. +Pyme implements innovative machine learning capabilities to read complex documents, such as bylaws or balance sheets, in order to reduce the time to open bank accounts and access other banking services.

During 2024, we continued evolving our mass rating engine, incorporating data from our internal systems that consolidate financial and economic information of our customers to improve our product offering to our SME customers. We also introduced the new “Empresas” mobile application, which includes a soft token tool to provide more security to our SME customers. In addition, we renewed our online business banking website and migrated 100% of our customers to a scalable platform that offers communication and sales capabilities that are tailored to our customers’ needs and we adopted new digital channels to estimulate e-check discount transactions.

Products and services offered:

●	Loans. We offer personal, car loans, mortgage loans, overdrafts, salary advances and guarantees for tenants. As a result of the slowdown in inflation during the second half of 2024, the consequent reduction in interest rates and the improvement in the level of activity and real wages of our customers, during the second half of 2024 we observed an increase in the demand for loans from individuals. As a result, during 2024 the placement of personal loans increased 8% in real terms and 249% in amount of loan origination compared to 2023.
●	Deposits. During 2024, demand deposits, mainly U.S. dollar deposits, grew by 55% compared to 2023, driven in part by the tax amnesty program (the “Tax Amnesty Program”) implemented by the Argentine government in 2024 which allowed Argentine residents to declare previously undisclosed assets, including cash, real estate, and cryptocurrencies, in order to regularize their tax status. In 2024, minimum interest rate floors for time deposits were lifted and interest rates declined, following the deceleration of inflation. In this context, we continued offering our customers investment alternatives such as Inversión Rápida and MEP Dollar, which helped protect and optimize their transactional funds and savings. These initiatives further strengthened the bank-customer relationship, resulting in a more agile and seamless experience, supported by the ongoing evolution of our digital channels. In April 2025, we launched the first payroll account and SME accounts that pay interests in Pesos and U.S. dollars on a daily basis.
●	Investment Products: During 2024, we continued developing the Personal Finance Manager to unify the investment perspective and deploy new experiences and products. In 2022, we created a new experience called “Inversión rápida” for the short-term T0 Premier Fund, becoming the first bank to offer 24-hour operations during business days, a competitive value proposition compared to other fintech competitors. In December 2024, we were the third bank in terms of number of customers of investment products with 222,000 customers compared to 187,000 customers in 2023, and a 2.5% market share. In 2024, we reported a strong growth in the number of MEP Dollar transactions, from a monthly average of 20,000 in December 2023 to 40,000 in December 2024.
●	Insurance. In 2024, we achieved significant growth and expansion in our insurance products due to the digitalization of our offering and diversification of our insurance products. Our digital offer includes 8 insurance policies, with solutions tailored to the needs of our customers, including life, vehicles, unemployment, protected bags and personal accidents insurance policies. In 2024, the amount of insurance products that we placed increased 35% compared to 2023.

Corporate Banking Segment

In order to respond to the daily operational and transactional needs of companies, we worked with teams speacialized in leasing, cash management, Foreign Trade, Plan Sueldo, insurance and investments, leveraged on a branch structure that enables coverage in the most densely populated industrial and commercial areas.

In 2024, we recorded strong growth in our corporate loan portfolio, driven mainly by the increase in U.S. dollar-denominated loans to exporting customers or direct suppliers in the commodity export chain. This increase occurred mainly during the second half of the year, with an environment of greater exchange rate stability and deceleration of inflation. In order to preserve a healthy loan portfolio and maintain non-performing loans at adequate levels, we continued to monitor financial risk indicators, such as the Risk-Adjusted Return (“RAROC”). In this regard, we followed a moderate policy of credit appetite, and we sought efficiency in the placement of capital, generating profitability by becoming our customers’ bank of choice.

In 2024, we also launched the Value Proposition for Mining, creating a specialized sales team. We developed products and a credit policy tailored to this industry, which aims to support mining companies and their suppliers.  We also created Supervielle Servicios Integrales, a multi-product platform that offers our products to our customers throughout specialists.

Products offered to Corporate Customers:

●	Deposits: In 2024, our market share of private-sector current account deposits continued growing for the fourth consecutive year, reaching a monthly average market share of 2.8% in December 2024, compared to 2.23% in December 2023.

●	Loans: In 2024, we sought to offer the most appropriate investment alternatives to the needs of the different business segments. We have commercial loan lines that are available through our in-person and digital channels. During 2024, the Argentine government reduced interest rates, which led to a growing demand for credit by companies and individuals. This increase in demand was the result of the fall in inflation, in addition to an improvement in the confidence and expectations of economic agents. During 2024, our market share in commercial credit in pesos was 3.2%, and our market share in commercial credit in U.S. dollars was 3.6%.
●	Plan Sueldo: In 2024, we streamlined the automation of processes in our online banking services for businesses which drove growth in our Plan Sueldo products during the year. We reported months with record gross registrations in our Plan Sueldo products, as a result of an acceleration in the commercial banking activity due to the improvement of macroeconomic conditions in Argentina, leveraged by a more competitive value proposition and with improvements in credit alternatives. In addition, during 2024 deregistrations from our Plan Sueldo products decreased mainly as a result of improvements made in our commercial monitoring capacities and promoting digital campaigns focused on building customer loyalty. In April 2025, we launched the first payroll account and SME accounts that pay interests in Pesos and U.S. dollars on a daily basis.
●	Foreign Trade: As of December 31, 2024, nearly 60,000 transactions were carried out, which represents an increase of 38% compared to 2023. We also reached a volume of foreign trade transactions of more than U.S.$2.2 billion, which represented a market share of 3.73% in settled import and export transactions. We ranked first in Euromoney’s Trade Finance 2024 Survey within the category “Best Foreign Trade service in Argentina,” and fifth in Latin America.
●	Cash Management: Our collection and payment services are aimed at cross-sell of funding products and offer differentiated value propositions according to customers’ expectations and needs. The volumes of transactional funds in our collection and payment products grew above inflation, which shows a greater use by our customers of these products. During 2024, we optimized the user experience by implementing extended hours for cash withdrawals and increasing cash withdrawal limits.
●	Leasing: With a focus on financing capital goods for Corporate Customers, the Financial and Operational Leasing and Sale & Lease Back products are marketed through our commercial officers and our branch network with specialized service and advice in order to promote the use of this capital assets financing tool. This model allowed us to maintain our market positioning, reaching an 13.7% market share as of December 31, 2024.

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

Trading Desk and Institutional Sales

The Bank’s trading desks trade financial assets on a proprietary and third-party basis, sell financial products, and implement the Asset and Liability Management Committee (“ALCO”) decisions, within the board’s policies, regarding the Bank’s liquidity and financial risk management policies. The Bank’s trading operations include money market instruments, which include institutional investor deposits, public debt instruments, foreign exchange, stocks, futures, swaps and repos. Trades develop within the limits of a comprehensive risk map which sets limits on counterparty risk and on long and short positions for each asset class, depending on volatility, traders’ seniority level, and other factors. The risk map also determines stop-loss policies.

Financial institutions and Correspondent Banking

During 2024, commercial relations were maintained with foreign banks related to the management of correspondent accounts, the financing of foreign trade transactions and the operation of guarantees and letters of credit.

Capital Markets

The Bank’s Capital Markets department objective is to originate and structure financing products to be placed in the Argentine capital markets. The sector is mainly focused on providing specialized advisory services to companies seeking to optimize their financial resources and capital structure through capital markets. We focus on the origination, structuring and assistance in the placement of negotiable obligations and financial trusts.

During 2024, we participated in 111 capital markets transactions for a total amount of approximately Ps.2,078 trillion, 101 of which were negotiable obligations and 10 of which were financial trusts. As a result, the Bank consolidated itself as one of the most active banks in the Argentine securities market. In 2024, we ranked first in number of sponsored issuers together with Banco Galicia, and second in number of transactions.

During 2024, we maintained our focus on, and commitment to, the SME segment, while continuing to support large companies and frequent issuers. As of December 31, 2024, 44% of the Capital Market issuances were made by SMEs and a total of 91 Negotiable Obligations of small and medium-sized companies were guaranteed by Banco Supervielle S.A. for a total amount of Ps.21,965 million and U.S.$31 million.

The Bank continued to promote the issuance of green, social and sustainable (“SVS”) bonds. During 2024, we participated in 9 of the 16 issuances made in Argentina, which included the issuance of 5 green bonds and 4 sustainable bonds, for an aggregate amount of Ps.154,838 million.

Consumer Finance Segment

During 2022, we executed our key strategic pillars of our strategy designed to improve ROE while operating in an increasingly adverse macroeconomic environment, with inflation at the highest level in decades and loan demand at all-time lows. In this context, we implemented a major restructuring of IUDÚ with the goal of running a more efficient operation and transferred IUDÚ’s customers, loan portfolio and back-office to the Bank through the merger of IUDÚ into the Bank. This transfer allowed us to take advantage of IUDÚ’s operational efficiencies while we continued to offer the Bank’s broad assortment of financial products and services to our customers. At the same time, we reduced our loan origination and focused on improving asset quality in this middle to low income customer segment.

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

During 2024, we improved the digital experience of our individual customers by creating a greater range of coverage, policies and products that are simpler to contract. We launched a new self-managed channel through the Bank’s cash dispensers, offering life and protected bag insurance. We also introduced new products, such as motorcycle insurance, life insurance, protected bag insurance and personal accident insurance.

During 2024 we grew 187% in digital and self-managed sales compared to 2023. We also grew in insurance sales in the Virtual Hub, with nearly 5,600 policies sold, as compared to 3,000 in 2023. At the end of 2024 we had achieved a 77% placement of our core products (car, life and home) of the total insurance sold. As a result, we consolidated our digital strategy and reinforced our commitment to innovation and service quality.

In 2024, placement of policies for commercial customers in the small businesses and SME segments increased more than 20% compared to 2023 and the stock of policies sold through Supervielle Bróker increased by 5%, with a renewal rate of 86% of the policies that expired during 2024. In addition, we continued making progress in the sale of agribusiness insurance, adding nearly 20,500 hectares insured, and maintained a 10% insurance cross-sell rate on our customers, leading the insurance banking sector in the business segment.

During 2024, Supervielle Seguros consolidated its offers in the following products:

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

Integral insurance product for Small Businesses and SME customers. Integral insurance product for small businesses and SMEs customers completes the offer of services for our priority segment small businesses and SMEs, with the particularity that is fully processed by Supervielle Seguros.

Other Insurance. Pets insurance to cover accidents and illnesses, and bicycle insurance to cover theft of bicycles.

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2024.

Gross written premiums by product

(in millions of Pesos)

	4th quarter	3rd quarter	2nd quarter	1st quarter
	2024	2024	2024	2024
Life insurance and total permanent disability insurance for debit balances	—	—	—	—
Mortgage Insurance	1,145.7	689.3	514.0	404.4
Personal Accident Insurance	373.1	343.7	278.0	256.8
Protected Bag Insurance	1,061.9	1,126.2	1,278.0	1,163.2
Broken Bones	179.7	175.1	139.7	138.9
Others	1,117.3	259.3	234.4	203.7
Home Insurance	1,734.7	1,664.6	1,623.4	1,864.2
Technology Insurance	646.3	696.4	687.2	828.6
ATM Insurance	515.2	595.1	547.3	488.3
Life Insurance	5,326.3	4,985.2	3,994.6	3,813.2
Total	12,100.2	10,534.9	9,296.6	9,161.3

Asset Management and Other Services segment

Grupo Supervielle offers a variety of investment services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers brokerage and investment products and services through IOL invertironline.

SAM

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its “Premier” funds family. As of December 31, 2024, assets under management reached Ps.1,372 billion increasing 56% in real terms from December 31, 2023 and reaching a market share of 2.40%, increasing from 1.72% in December 2023.

The Premier funds family comprises a money market fund (Premier Renta Corto Plazo en Pesos), two short term fixed income funds in Pesos (Premier Renta Plus and Premier Renta Fija Ahorro), six fixed income and mixed income funds in Pesos (Premier Renta Fija Crecimiento, Premier Capital, Premier Commodities, Premier Inversión, Premier Balanceado, Premier Estratégico and Premier Renta Mixta), two fixed income funds in U.S. dollars (Premier Renta Mixta en Dólares and Premier Performance), a variable income fund (Premier Renta Variable), two specific investment funds in assets issued by SMEs and ESG (Premier FCI Abierto Pymes and Premier Sustentable ASG, launched in 2023), a fixed income LatAm fund (Premier Global Dólares) and a close fund (Adblick Ganadería). These Premier funds family are offered to the public online.

During 2024, the individuals segment reached 180,000 customers, representing a growth of 58% from 2023 and increased the funds under management by 112%, mainly driven by the continuity of commercial promotional actions and improvements in the experience of the online banking channel and the Inversión Rápida product in our mobile applications.

IOL invertironline

IOL invertironline is a digital online broker that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

In 2024, we strengthened our position as one of the leading online trading platforms, standing out for our efficiency, innovation and ability to adapt in a dynamic environment. Our commitment to the continuous evolution of our platform and customer experience is shown by the following milestones achieved during the year: (i) we reaffirmed our presence in the market by maintaining our position in the top ten of ALyCs by volume traded on BYMA for shares and CEDEARs, with market shares of 4.27% and 6.22%, respectively; (ii) we reached an all-time high in IOL invertironline for monthly active customers and total transactions; (iii) we strengthened the business of primary subscriptions of negotiable obligations, a key segment for our expansion; (iv) we incorporated artificial intelligence tools into various teams, achieving a significant improvement in operational efficiency and in the quality of the service offered; (v) we offered an interest payment on our clients’ U.S. dollar account balances, adding value to our proposition and strengthening the relationship with our users; and (vii) we expanded our business area through new solutions and participation in strategic events that allowed us to continue growing and positioning ourselves in the market.

These achievements drove a 10-percentage point improvement in our NPS as compared to 2023. We also continued optimizing our IOL Mobile App which, at the end of the year, achieved a rating of 4.7 with 107 thousand reviews in the Play Store and 4.8 with 37,100 reviews in the App Store.

During 2024, IOL invertironline carried out more than 26 million transactions, opened 526,000 accounts and closed the year with 569,116 active customers, a customer activity rate of 39.6% and 292,458 monthly active customers. At the end of 2024, IOL invertironline had assets in custody exceeding Ps.2,048 trillion and reached 1,438,700 accounts authorized for operation, representing a 57% increase compared to 2023.

In November 2024, we launched the IOL Dólar Ahorro Plus Mutual Investment Fund (“FCI”) with which we expanded our product offering and provided our customers with more investment alternatives. At the end of 2024, this fund already had assets under management totaling U.S.$70 million and more than 50 thousand investors. Likewise, at the end of February 2025, the FCI reached U.S.$124 million in monthly active customers, positioning itself as the second largest non-bank corporate U.S. dollar fixed-income fund and fourth among all U.S.-dollar mutual funds in Argentina.

In 2024, we recorded an increase in revenue and profitability of the IOL invertironline business, reaching Ps.57,497 million in revenue and Ps.17,382 million in profitability, which represent an increase of 18.7% and 37.1% compared to 2023, respectively.

In 2024, we continued working on our objective to provide financial education to our customers and on our mission of democratizing access to those willing to strengthen their financial health. In 2024, we continued optimizing the quality of existing courses and programs. We also increased the number of student scholarships that we offer to finance students as a result of which more than 5,000 new students received free access to financial education.

Market Area

Through the Bank we maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza. Moreover we are present across Argentina through our virtual and digital channels and through IOL invertironline’s digital investment platform.

We are accelerating our transformation initiatives across channels to develop our omnichannel model. This includes developing a modern technological architecture, evolving our bank branch model and adding API capabilities to connect with third parties and prepare our business for open banking.

As of the date of this annual report, we have 130 physical branches, 251 ATMs, 166 self-service terminals and 329 cash dispensers with biometric identification systems.

Argentina is comprised by 23 provinces and the City of Buenos Aires. As of December 31, 2024, it had a population of approximately 47.1 million and a GDP per capita of approximately U.S.$13,442 As of December 31, 2024, the unemployment rate in Argentina was 6.4%. In terms of the banking sector, as of December 31, 2024 there were 61 banks and 4,336 bank branches across Argentina. During 2024, Argentina has a total of 47.4 million fixed and mobile internet connections, surpassing its total population of 47.1 million, which creates a favorable environment for the development of digital banking services.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the Argentine government. As of December 31, 2024, the City of Buenos Aires had a population of 3.1 million (approximately 7% of Argentina’s overall population) and was the richest city of Argentina. As of December 31, 2024, the unemployment rate in the City of Buenos Aires was 3.7%. In terms of the banking sector, there are 704 bank branches (out of a total of 4,336 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. The Province of Buenos

Aires had a population of approximately 18.2 million (approximately 39% of Argentina’s overall population) as of December 31, 2024 and concentrates a high portion of the agricultural activity. As of December 31, 2024, the unemployment rate in the Province of Buenos Aires was 8.0%. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, there are 1,393 bank branches (out of a total of 4,336 bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Mendoza has a population of approximately 2.1 million (approximately 4% of Argentina’s overall population) as of December 31, 2024. As of December 31, 2024, the unemployment rate in Mendoza was 4.8%. In terms of the banking sector, there are 164 bank branches (out of a total of 4,336 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. San Luis had a population of approximately 533,000 (approximately 1% of Argentina’s overall population) as of December 31, 2024. The primary industries in the Province of San Luis are agricultural production and tourism. As of December 31, 2024, the unemployment rate in the Province of San Luis was 2.9%. In terms of the banking sector, there are 42 bank branches (out of a total of 4,336 bank branches in Argentina) in the Province of San Luis.

Deposits & Loans Franchise

Deposits – General Overview

The charts below illustrate the breakdown of our deposits as of December 31, 2024. Our main source of funds is the Bank’s deposit base.

As of December 31, 2024, non-or low-cost private sector demand deposits accounted for 30% of the our total Peso-denominated deposits, compared to 20% as of December 31, 2023. As of the same date, 13.1% of non-or low-cost private sector demand deposits corresponded to savings accounts and 16.6% to checking accounts. The current highly inflationary environment is driving customers to increasingly invest their transactional funds in the Company’s money market funds to protect the value of their income, which is reflected in the growing number of customers using “Inversion Rápida.”

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2024:

	Year ended December 31, 2024
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Deposits	3,173,461.2	70.4%	81,219,786.3	64.8%
Other Liabilities & Shareholders equity	1,332,381.6	29.6%	44,124,916.0	35.2%
Total	4,505,842.8		125,344,702.3

	Year ended December 31, 2024
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Checking accounts	386,058.9	12.2%	13,919,983.9	17.1%
Saving Accounts(1)	713,749.3	22.5%	33,166,836.5	40.8%
Time deposits	729,192.1	23.0%	18,641,695.7	23.0%
Other deposits	1,344,461.0	42.4%	15,491,270.2	19.1%
Total	3,173,461.2		81,219,786.3
(1)	Includes special checking accounts

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2024, we had a loan portfolio of Ps.2,170.1 billion (equivalent to U.S.$2,101.8 million converted to U.S. dollars at the reference exchange rate as of December 31, 2024). As of December 31, 2024, we had a loan portfolio and off balance sheet guarantees of Ps.2,337.8 billion (equivalent to U.S.$2,264.2 million converted to U.S. dollars at the reference exchange rate as of December 31, 2024).

The following charts set forth the breakdown of our loan portfolio by segment and by product as of December 31, 2024.

(1)	For information since January 1, 2024, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.1.5 billion, the term “SMEs” refers to individuals and businesses with annual sales over Ps.1.5 billion and below Ps.10 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.10 billion.

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

Interest Rate Terms

We price loans: (i) on both a fixed rate and floating rate basis; (ii) over different terms; and (iii) based upon different rate indexes. Our pricing structures are consistent with our interest rate risk management policies and procedures. For more information on these policies and procedures. See “—Loan portfolio - Credit Risk Management.”

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

In the case of letters of credit for imports, generally, letters do not exceed one year and our customers pay certain fees related to these letters instead of interest. We face at least two different type of risks in connection with these letters of credit. First, the risk related to the obligation of payment in the event that the borrower defaults. Second, the risk that the borrower is not allowed to operate at the Mercado Libre de Cambios. To mitigate these risks, we ensure that the bank service is granted once the merchandise to be imported can be shipped (this is once the operation is active) and before the issuance of the letter of credit and the related disbursement of the loan, we request importers to submit all the authorizations granted by the state authorities on such import purchase to ensure at due date such letter of credit is payable.

Mortgage Loans

The Bank sets a fixed interest rate on these loans, but the remaining capital is adjusted on a monthly basis according to the UVA monthly evolution. Therefore, the loan has index-linked capital payments (the value of the capital and the installment is updated by inflation). These loans were originated between 2016 and 2018 and since May 2024, when UVA mortgage loans began to be granted again by Argentine banks.

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

Automobile and Other Secured Loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.70,000,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 40% to 75% of the value of the vehicle at the time of sale.

Corporate Unsecured Loans

Corporate Financial Loans. Our corporate financial loans finance short-term working capital needs of up to one year or medium-term working capital needs of up to three years for businesses that require monthly or periodic amortization. These loans are granted to customers with annual revenues in excess of Ps.34 billion. We evaluate the customer’s repayment ability using the general criteria and analysis for corporate customers. We also analyze the following factors: the shareholders and management of the borrower, the equity to assets ratio, the financial and economic environment, regulatory risk and projected cash flow for the entire period during which the loan will be outstanding to ensure that the borrower will be able to comply with the scheduled payments under the loan. We take into account the potential effects that economic variables such as exchange rate volatility and inflation could have on projected cash flow. We set either a floating or fixed interest rate for our corporate financial loans based on the creditworthiness of the borrower’s business and the term of the loan.

Loans to Small Businesses and SMEs. Our loans to small businesses and SMEs are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses and SMEs finance the working capital needs of businesses with annual revenues of up to Ps.34 billion. The Bank’s branches may grant up to Ps.600 million of unsecured loans and Ps.1,500 million of factoring transactions and financial leases, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

The maximum amount of our personal loans is Ps.62 million, while the average loan as of December 31, 2024 was Ps.1,166,000. The average term of our personal loans as of December 31, 2024 was 33 months, with a maximum of 72 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

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

With regard to individuals, in addition to the payroll customers and senior citizens, the retail banking is specially focused on small businesses and SMEs as well as the Identité customers We believe that loan portfolio diversification is a staple of the Bank’s credit risk management objective of distributing risk appropriately by economic segment, client type and loan amount. The same importance is given to the risk mitigation mechanisms that ensure adequate risk coverage, such as the use of credit instruments in the corporate segment that cover substantial amounts of the loan. In addition, we continuously use early detection processes to monitor the performance of the loan portfolio.

Credit Risk Measuring Models

The Bank relies on several models that estimate the distribution of possible losses arising out of the loan portfolio to calculate expected losses and minimum capital requirements. These models include:

●	Credit risk measurement models. The Bank’s models estimate distribution of possible loan portfolio losses, which depend on counterparties’ default (probability of default (“PD”)), as well as the exposure assumed with them (EAD—Exposure at the time of default) and the proportion of each unfulfilled loan that the entity is able to recover (Loss in the event of default (“LGD”)). Based on these parameters, the expected loss (“PE”) and economic capital are estimated. As a result of this, a methodological and developmental plan has been developed in order to calculate the RAROC at the Bank in order to optimize the management linked to Credit Risk.
●	Expected Losses Calculation. This is calculated based on the results of the PD, EAD and LGD models. The expected loss calculation analyzes portfolio information to estimate the average value of loss distributions for a one year time horizon in the case of performing loans and for a lifetime horizon in the case of underperforming or non-performing loans.
●	Minimum Capital Requirement Calculation. This is represented by the difference between the portfolio’s risk value and expected losses within a 99.9% confidence interval for individuals and 99.0% confidence interval for corporate customers. We have two minimum capital requirement models (one for corporate customers and one for individuals), which include the economic capital required for our concentration risk and securitization risk.

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

Significant increase in credit risk

We consider a financial instrument to have experienced a significant increase in credit risk when at least one of the following conditions per segment exists:

Individuals and Businesses

1.	Portfolios between 31 and 90 days past due;
2.	The credit application score has deteriorated by more than 30% with respect to the current performance score;
3.

Score of behavior less than accepted cut off (High Income Customers: Plan Sueldo segment (payrroll customers) >=400, Open Market Segment >=600 and Senior Citizens Segment>=610. Other customers: Plan Sueldo Segment (payrroll customers) >=400, Open Market Segment >=600 and Senior Citizens Segment >=610)

Corporate Banking

1.Portfolios between 31 and 90 days past due

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

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Bank carried out a historical analysis and identified key economic variable that affect the credit risk and expected credit losses for each portfolio. Forecasts of these economic variables (“base economic scenario”) are provided on a six-month basis by the research team at the Bank and offer a better estimated outlook of the economy for the next 12 months. The impact of such economic variables on DP and LGD resulted from the statistic regression analysis to understand the impact the changes in these variables has had historically on default rates and LGD components. In addition to the base economic scenario, the research team also provides two potential scenarios together with scenario analysis. The number of other scenarios is defined in accordance with the analysis of the main products to ensure the lineal effect between the future economic scenario and related expected credit losses. The number of scenarios and its features are re-evaluated on a six-month basis, except a situation occurs in the macroeconomic framework that justifies a greater regularity.

The Bank considers the following variables for estimating expected credit losses on the different scenarios:

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

Atomization of the loan portfolio

As a result of our risk management policies, we have a diversified loan portfolio. As of December 31, 2024, the top 10, 50 and 100 borrowers represented 10%, 23% and 30%, respectively, of our total loan portfolio, which shows an increase in the diversification of our loan portfolio, compared to December 2023.

Atomization of the loan portfolio

Loan portfolio atomization	4Q24	3Q24	2Q24	1Q24	4Q23
%Top10	10%	14%	17%	11%	11%
%Top50	23%	28%	34%	31%	28%
%Top100	31%	36%	44%	42%	38%

Loan Portfolio breakdown by economic activity

Business Sector	Dec 31, 2024 Share	Dec 31, 2023 Share
Families and individuals	42.3%	31.3%
Agribusiness	9.1%	12.1%
Food & Beverages	5.9%	7.8%
Oil, Gas & Mining	4.3%	2.1%
Utilities	4.3%	6.4%
Financials	2.9%	1.8%
Wine	2.7%	4.7%
IT & Communications	2.5%	2.0%
Transport	2.5%	1.8%
Chemicals & plastics	2.2%	2.2%
Construction & Public works	2.0%	2.6%
Machinery & Equipment	2.0%	2.2%
Textile	1.9%	2.0%
Vehicles	1.4%	3.2%
Pharmaceutical	1.3%	2.2%
Steel	1.2%	0.9%
Home appliance	1.2%	1.6%
Health	0.7%	1.2%
Retailer	0.6%	1.0%
Others	9.0%	10.7%

Collateralized Loan Portfolio

As of December 31, 2024, 21% of the total commercial loan portfolio was collateralized, while 89% of the commercial non-performing loans portfolio was collateralized (compared to 33% as of December 31, 2023).

	Entrepreneurs &	SMEs & Middle
Loan portfolio collaterall	Small Businesses	Market	Large	Total
Collateralized Portfolio	31%	41%	15%	21%
Unsecured Portfolio	69%	59%	85%	79%

As of December 31, 2024: (i) 51% of our retail loan portfolio to individuals corresponded to loans granted to payroll and pension clients, (ii) 59% of our open market customers loan portfolio has collateral, (iii) 88% of the personal loans that we originate correspond to payroll customers (including senior citizens who receive their pensions and benefits through the Bank), and (iv) 59% of credit card volumes corresponded to payroll customers (including senior citizens who receive their pensions and benefits through the Bank).

Credit Policy

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

Applications by prospective retail customers and small businesses are analyzed using an electronic application. This process is conducted on an individual basis or a group basis, subject to the information that is available for the analysis.

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

Credit Approval Process

The following chart describes the levels of approval for the different types of loans:

		Credit Approval Limit
		(in millions of Pesos)
		A- or >	BB+ or >	BB or <

		Total Maximum
		Approval Limit
Senior Committee	Chief Risk Officer (as Chairman of the Committee);
	CEO (as Vice chairman of the Committee);	Maximum limit set by regulation	Maximum limit set by regulation	Maximum limit set by regulation
	Chief Corporate Banking Officer;
	Executive Manager. Middle-market & corporates;
	Manager of SMEs business
	Chief of Treasury and Global Markets;
Junior Committee
	Chief Risk Officer (as Chairman of the Committee);	13,300	13,300	13,300
	Manager of SMEs business;
	Executive Manager. Middle-market & corporates;
	Manager Corporate Banking Bs Aires and Interior;
Manager		7,700	7,700	7,700
Team Leaders		3,000	2,150	NA

Relationship officers		2,000	1,100	NA

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

Cybersecurity; Information Security; Data Protection

See “Item 16.K. Cybersecurity.”

Competition

Over the last decade, and increasingly over the past five years, traditional banks have accelerated their digital transformation processes in order to adapt to the current environment where competition has been intensified by the disruption of fintech platforms which have entered the financial markets offering innovative digital business models, new business opportunities and new usage options. In many cases, traditional banks have combined digital banking platforms with traditional banking solutions to offer to their customers the advantages of both systems. In addition, certain traditional banks have created digital banking platforms which operate separately from the traditional banking systems. During 2024, traditional banks continued to make progress on the development of digital capabilities and certain indicators show improvements in terms of digital adoption and customer experience.

Traditional Banking

The Argentine financial system remains highly fragmented compared to the rest of Latin America. As of December 31, 2024 the Argentine financial system had 74 financial entities, of which 61 were banks, of which 13 were public banks and 48 private banks. In terms of bank ownership, as of December 31, 2024, the percentage of banks controlled by the Argentine government was 21%, the percentage of banks controlled by Argentine private entities was 57%, the percentage of banks controlled by foreign financial entities was 11%, and branches of foreign financial entities represented 10%. As of December 31, 2024, the number of financial companies operating in this segment was 13.

According to the information published by the Central Bank, as of December 31, 2024 we were one of the top 10 private banks in the Argentine financial system in terms of outstanding amount of loans and deposits. In terms of deposits, we had an estimated market share of 2.6% of daily average deposits in December 2024, ranking eighth among the total private banks in the Argentine financial system and eleventh among total banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.8% of daily average loans in December 2024, ranking seventh among the total private banks in the Argentine financial system and ninth among total banks in the Argentine financial system.

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

Notwithstanding this competitive challenge, our growth strategy, both organic and through acquisitions, has resulted in an increase in our financial system market share since 2005, according to the information published by the Central Bank. Taking into consideration total loan portfolio and receivables from financial leases portfolio at the end of the year 2024, total loans and leasing market share was 2.9% in  2024 compared to 0.1% as of December 31, 2001.

Mutual Funds

With respect to the mutual fund market, based on the Chamber of Mutual Funds information we estimate that our market share was 2.4% as of December 31, 2024, and that SAM is ranked 16 out of 57 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

During 2024, IOL invertironline strengthened its leadership in Argentina’s retail digital brokerage market, and recorded significant growth in net income and fee generation. At the end of 2024, IOL invertironline had nearly 1.5 million accounts, representing a 57% increase compared to 2023, 569,000 active customers, and approximately Ps.2 trillion in managed assets. During 2024, more than 26 million transactions were carried out through IOL invertironline, with an average of 283,000 monthly active users, 70% higher than in 2023. Additionally, at the end of 2024, IOL invertironline launched its first U.S. dollar-denominated investment fund, which rapidly became the fourth-largest fund of this kind, currently exceeding U.S.$125 million in managed assets.

In December, 2024, IOL invertironline ranked fourth in the ByMA exchange ranking on Equity with a market share of 4.27% and sixth with a 6.22% market share in CEDEARs (Certificado de Depósito Argentinos), according to the information published by ByMA. IOL invertironline’s main competitors are Balanz Capital Valores S.A.U., Bull Market Brokers S.A., PP Inversiones S.A. and Cocos Capital Servicios Digitales S.A.

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

Furthermore, according to the rules regarding “Complementary Services of the Financial Entities and Allowed Activities,” as amended, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of said rules, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of that rule. Financial institutions are prohibited from conducting or facilitating transactions involving digital assets, including crypto-assets and those whose returns are determined based on their price fluctuations, unless such assets are authorized by a competent national regulatory authority or the Central Bank.

Under Central Bank rules regarding to “Minimum Capital Requirements for Financial Institutions,” the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Equity Liability (“RPC,” as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.

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

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2024, 2023 and 2022 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

The following table sets forth information regarding excess capital and selected capital ratios of the Bank:

	Year ended December 31,
	2024	2023 (3)	2022(4)

	(in thousands of Pesos except percentages and
	ratios)
Calculation of excess capital:
Allocated to assets at risk	182,998,532	113,069,951	140,574,334
Allocated to Bank premises and equipment, intangible assets and equity investment assets	23,723,556	23,209,663	25,415,799
Market risk	17,327,442	6,484,215	11,487,308
Public sector and securities in investment account	534,442	592,757	4,242,194
Operational risk	74,466,666	51,026,023	55,528,568
Required minimum capital under Central Bank rules	299,050,638	194,382,609	237,248,203
Basic net worth	824,470,904	732,667,574	526,365,675
Complementary net worth	—	—	17,632,600
Deductions	(233,821,244)	(222,220,695)	(169,964,031)
Total capital under Central Bank rules	590,649,660	510,446,879	374,034,244
Excess capital	291,599,022	316,064,270	136,786,041
Credit Risk Weighted Assets	2,557,622,021	1,672,850,285	2,057,126,334
Risk Weighted Assets (1)	3,662,675,501	2,379,950,437	2,904,024,550
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	23.1%	30.5%	18.2%
Regulatory capital/risk weighted assets	16.1%	21.4%	12.9%
Average shareholders’ equity as a percentage of average total assets	17.8%	14.5%	12.2%
Total liabilities as a multiple of total shareholders’ equity	5.4x	5.4x	8.3x
Cash as a percentage of total deposits	20.2%	14.4%	8.7%
Liquid assets as a percentage of total deposits (2)	55.6%	83.1%	65.8%
Common Equity Tier 1 Capital (CET1) / Risk weighted assets	16.1%	21.4%	12.3%
(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.
(2)	Liquid assets include cash, government securities, government securities in guarantee, securities issued by the Central Bank, repo transactions with the Central Bank and call operations.
(3)	Figures for the year 2023 had been prepared in accordance with Communication “A” 8009 for comparative purposes. Values adjusted for inflation.
(4)	Values adjusted for inflation.

As of December 31, 2024, the Bank’s total capital ratio was 16.1%, compared to 21.4% as of December 31, 2023, and the Bank’s common equity Tier 1 ratio was 16.1%, compared to 21.4% as of December 31, 2023.  On June 28, 2019, the Central Bank issued a ruling, effective January 1, 2020, requiring Group “A” financial institutions controlled by non-financial institutions (such as

Grupo Supervielle and the Bank) to comply with minimum capital requirements, major exposure to credit risk regulations, liquidity coverage ratio and net stable funding ratio.  These requirements apply on a consolidated basis, excluding insurance companies and non-financial subsidiaries. On March 21, 2024, the Central Bank introduced Communication “A” 7982, requiring financial institutions to submit monthly consolidated reports starting in April 2024.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Central Bank rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended).

Basic Minimum Capital

As from May 23, 2024, the basic minimum capital requirement to be complied with by financial institutions is as follows:

Banks	Other Entities (*)
Ps. 5,000 million	Ps. 2,500 million

(*)Except credit entities.

Financial entities operating as of June 1, 2024 must comply with the basic capital requirement set forth in the table above from January 1, 2025. From June 1, 2024, until December 31, 2024, such operating entities shall apply the requirements set forth in the following table:

Banks	Other Entities (*)
Ps. 1,500 million	Ps. 700 million

(*)Except credit entities.

Financial institutions in operation as of June 1, 2024, that do not meet the integration of the basic capital requirement as outlined in the previous paragraph and/or the basic capital requirement from January 1, 2025, according to their business plan and capital self-assessment report must submit a compliance program to the Superintendency within 20 calendar days following the registration or projection of non-compliance, respectively.

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

The Central Bank takes into consideration a financial institution’s RPC in order to determine compliance with capital requirements. RPC consists of Tier 1 capital (Basic Net Worth) and Tier 2 capital (Complementary Net Worth), net of corresponding deductions.

Tier 1 Capital

Tier 1 capital consists of (i) common equity tier 1 (“COn1”), (ii) deductible items from the common equity tier 1 (CDCOn1), (iii) additional equity tier 1 (“CAn1”), and (iv) deductible concepts from additional capital level 1 (CDCAn1).

COn1 Capital

COn1 includes the following net worth items:

(i)	capital stock (excluding preferred stock),
(ii)	non-capitalized capital contributions (excluding share premium),
(iii)	adjustments to shareholders’ equity,

(iv)	earnings reserves (excluding the special reserve for debt instruments),
(v)	unappropriated earnings,
(vi)	other results either positive or negative, in the following terms:
●	100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;
●	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;
●	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and
●	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;
(vii)	other comprehensive income:
(a)	100% of the results recorded in the following items belonging to the account “Other comprehensive cumulative results” for the most recent audited quarterly or annual financial statements:
●	Revaluation of property, plant, and equipment and
●	intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income.
(b)	100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section (a). The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of points 8.2.1.5. or 8.2.1.6., as the case may be, of Central Bank’s rules regarding “Minimum Capital Requirements for Financial Institutions.”
(viii)	share premiums of the instruments included in COn1, and
(ix)	in the case of consolidated entities, it also includes minority shareholdings (ordinary shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

These items are reduced by applicable deductible items, as defined by the relevant regulations.

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

Deductible Concepts

The above-mentioned concepts will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of Central Bank rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended.

Concepts deductible from COn1 include, among other things: (a) positive balances resulting from comparing the amount of the regulatory provision—derived from the application of the “Minimum Provisions for Credit Risk” regulations, or the accounting provision corresponding to the balance of accounts as of November 30, 2019, whichever is greater, and the accounting provision derived from the application of Section 5.5 “Impairment of Value” of IFRS 9. Before any deduction, the amount of the provision for credit risk related to the “normal situation” portfolio, computed as supplementary net worth, must be absorbed; (b) favorable balances arising from the application of the minimum presumed income tax, net of provisions, that exceed 10% of the Tier 1 capital for the previous month, and favorable balances arising from deferred tax assets; (c) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (d) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (e) securities issued by foreign governments whose credit rating is less than ‘investment grade’ according to Communication “A” 5671, as amended; (f) subordinated debt instruments issued by other financial institutions; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) intangible assets, net of the respective accumulated depreciation; (j) items pending allocation, debtor balances and other; (k) certain assets or other concepts, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (l)  any deficiencies due to insufficient provisions for bad debt risk resulting from the application of Section 5.5 “Impairment of Value” under IFRS 9, as determined by the Superintendency; (m) any deficiencies due to insufficiency in the calculation of regulatory provisions in accordance with the regulations on “Minimum Provisions for Bad Debt Risk” as determined by Superintendency; (n) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (o) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Restricted Assets” (p) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (q) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2. of Central Bank rules regarding “Minimum Capital Requirements for Financial Institutions,” and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (r) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (s) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

CAn1 Capital

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of the rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended and supplemented, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

The concepts mentioned in the previous paragraph will be reduced, if applicable, by the deductible concepts provided in the previous section (See “-Deductible Concepts” above).

Moreover, instruments included under CAn1 must comply with the following requirements:

(1)	Must be totally subscribed and paid in full.
(2)	Must be subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.

(3)	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.
(4)	They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.
(5)	After five (5) years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the prior authorization of the Superintendency, (ii) the entity does not create any expectations regarding the exercise of the purchase option, and (iii) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.
(6)	Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.
(7)	The financial entity can pay dividends/interest coupons at any time, and at its sole discretion, which shall not be considered a default in itself and shall not grant bondholders the right to claim the conversion of their notes into ordinary shares. Furthermore, there shall be no restrictions to the financial entity, except with respect to dividend distribution to the shareholders.
(8)	The payment of dividends/interest coupons shall be carried out through the noting of distributable entries, in the terms of the regulations on “Results Distribution” (See “- Requirements applicable to dividend distribution”).
(9)	The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.
(10)	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.
(11)	They should not have been bought with direct or indirect financing from the financial entity.
(12)	They shall not contain elements that make re-capitalization difficult.

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

Complementary Net Worth (PNc or NWc): Tier 2

Tier 2 Capital includes (i) certain debt instruments of financial entities which are not included in Tier 1 Capital and meet the regulatory criteria established in section 8.3.3 of the Central Bank rules regarding “Minimum Capital Requirements for Financial Institutions” as amended and supplemented, (ii) share premium from instruments included in Tier 2 Capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank rules on debtor classification and on financings with class “A” preferred securities not exceeding 1.25% of the assets measured for credit risk. Additionally, in the case of consolidated entities, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under complementary net worth.

The concepts mentioned in the preceding points shall be deducted, if applicable, by the deductible items provided in Section 8.4.2 of the rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended and supplemented.

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

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened and the Central Bank rejects the amnesty plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first) or (ii) upon the decision to capitalize the financial entity with public funds in the context of the application of Section 35 bis of the FIL, due to the impact on its liquidity and solvency.

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

Limits

Central Bank rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended and supplemented, establish minimum thresholds regarding capital integration: (i) for COn1, the amount resulting from multiplying the capital risk weighted assets (“RWA”) by 4.5%; (ii) for the basic net worth, the amount resulting from multiplying the RWA by 6% and (iii) for the RPC, the amount resulting from multiplying the RWA by 8%. The lack of compliance with any of these limitations is considered an infringement of the minimum capital integration requirements.

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

As part of its review of compliance with Central Bank regulations, including “Minimum Capital Requirements for Financial Institutions” and “Consolidated Supervision,” the Superintendency assesses the institution’s internal economic capital adequacy process. If the Superintendency finds the ICAAP results unsatisfactory or identifies non-compliance, it may take several actions, including requiring capital levels above the regulatory minimums or adopting or mandating additional measures such as heightened supervisory oversight, restrictions on dividend distributions, and the preparation and implementation of a satisfactory capital restoration plan.

The Central Bank expects financial entities to operate above the minimum capital requirements. If necessary, the Superintendency may require higher regulatory capital levels based on specific risks not fully addressed by the regulations. The Superintendency may also mandate increased capital for certain risks specific to the institution or the economy.

Capital adequacy for interest rate risk in the investment portfolio (“IRRBB”) must be addressed in the ICAAP, aligned with the institution’s risk profile. The capital requirement should be based on risk measurement methodologies and assumptions, ensuring sufficient capital for both current and future risks.

Financial institutions must ensure capital adequacy for IRRBB, developing their own methodologies tailored to their risk profile. The impact of IRRBB on economic value and future results must be considered, including potential effects on capital margins due to unforeseen outcomes. Capital adequacy assessments for IRRBB should consider:

(i)the magnitude and duration of internal limits on IRRBB exposures and whether these limits are reached when calculating capital needs;
(ii)the effectiveness and cost of hedging open positions based on interest rate expectations;
(iii)the sensitivity of internal IRRBB measures to key assumptions in the models;
(iv)the impact of stress scenarios and shocks on positions related to different interest rate indices (basis risk);
(v)the effect on economic value and net interest income from mismatches in different currencies;
(vi)the impact of implied losses (the difference between book value and economic value when resulting in a loss);
(vii)capital distribution among entities within a group, and total capital adequacy on a consolidated basis;
(viii)underlying risk factors; and
(ix)circumstances under which the risk may materialize.

The capital adequacy results for IRRBB should be included in the ICAAP and translated into capital needs for business lines. Entities in Group “A” must use internal models to quantify economic capital needs based on their risk profile within the ICAAP framework. Entities in Groups “B” or “C” may choose between using internal models or applying a simplified methodology for quantifying economic capital needs, with the decision made by the Board of Director. Those opting for the simplified methodology must adhere to general risk management provisions. Group “B” or “C” entities which have opted for the simplified methodology shall apply the following expression:

EC = (1.05 x MC) + max [0; U EVE – 15 % x NWb)]

Where:

EC means economic capital based on the risk profile (ICAAP).

MC means minimum capital requirements as provided in Section 1.1 of the “Minimum Capital Requirements for Financial Institutions” regulations.

EVE means measure of risk calculated according to a standardized framework foreseen in section 5.4 of the Central Bank’s “Financial Entities Risk Management Guidelines”

NWb means basic net worth (tier 1 capital)

Requirements Applicable to Dividend Distribution

Dividends are calculated based on the statutory financial statements of the Bank, and prepared under Central Bank rules, which differ in certain aspects from IFRS. The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the Central Bank regulations on “Results Distributions,” under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

Such regulations provides that the payment of dividends (other than dividends on ordinary shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum Capital Requirements for Financial Institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to these rules.

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

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the concepts set forth above in points 1 to 5, if applicable, from the assets.
2.	The failure to consider the deductibles established by the SEFyC affecting the requirements, integrations and minimum capital position.
3.	The deduction of the amounts relating to the following concepts from the unappropriated retained earnings:
o	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;
o	positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum Capital Requirements for Financial Institutions”; and
o	adjustments made in accordance with points 1 to 5 above.
4.	The failure to consider the limit set forth in paragraph 7.2. of the rules on “Minimum Capital Requirements for Financial Institutions.”

The distribution of earnings shall only be admitted if none of the following events occurs:

o	the institution is subject to the provisions of article 34 “Regularization and Recovery” and article 35 bis “Institution’s restructuring for the purpose of safeguarding loans and deposits” of the FIL;
o	the institution has received financial assistance from the Central Bank under section 17 of its Charter, due to illiquidity;
o	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;
o	the institution records minimum capital integration deficits – whether individually or consolidated – (without computing the effects of the individual deductibles established by the SEFyC);
o	the integration of the average minimum cash – in Pesos, in foreign currency or in sovereign securities – is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;
o	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4.

Financial entities must obtain prior authorization from the Central Bank for the distribution of their results. In this authorization process, the Superintendency of the Central Bank will consider, among other factors, the potential effects of the application of international accounting standards according to Communication “A” 6430 (Section 5.5 of IFRS 9 - Impairment of financial assets) and the re-expression of financial statements.

For the determination of distributable results, the increase RPC resulting from the application of Section 11.4 of the “Minimum capital regulations for financial entities” must be deducted from the calculations outlined above. Additionally, deductions must be made for lower provisions and higher RPC resulting from treatments established in point 2 of Communication “A” 6946 (and amendments) – for financing to SMEs intended for salary payments – in point 2 of Communication “A” 7427, in point 3 of Communication “A” 7659, and in Communication “A” 7928 – which postponed until January 1, 2025, with an optional and irrevocable character for financial entities of groups B and C, that are not branches or subsidiaries of foreign banks considered systematically important (“G-SIB”), the application of Section 5.5 of IFRS 9.

Until December 31, 2024, financial entities could distribute up to 60% of the applicable amount in six equal, consecutive monthly installments. This distribution had to be consistent with the disclosures in the ‘Business Plan and Projections and Capital Self-Assessment Report’ under the Information Regime. . Financial entities that chose to distribute results under these provisions could do so in three equal, consecutive monthly installments. Non-resident shareholders had to be given the option to receive their dividends in a single cash installment, provided the funds were applied directly to the primary subscription of BOPREAL bonds under applicable Foreign Exchange Regulations. The BOPREAL Bonds received by non-resident shareholders could not be transferred to foreign depositary entities nor sold with foreign currency settlement either within the country or abroad for a period of 30 and 60 calendar days, respectively, from their primary subscription, with two-thirds and one-third of the subscribed nominal amount subject to these restrictions in each month. Shareholders subscribing had to provide their explicit consent and commitment to this condition upon requesting it. Notwithstanding the above, these BOPREAL bonds had to be freely and fully applied to other transactions, including their use as collateral for financing from financial entities or in the capital markets.

Through Communication “A” 8214 dated March 13, 2025, the Central Bank established that, until December 31, 2025, financial institutions can distribute profits in ten equal, monthly, and consecutive installments (commencing on June 30, 2025, and no earlier than the penultimate business day of the subsequent months), for up to 60% of the amount that would have been due in accordance with said regulations. Such distribution of results must be consistent with the objectives of monetary stability and with the information provided in the Informative Regime, Business Plan and Projections, and Capital Self-Assessment Report.

The calculation of distributable income, along with the verification of liquidity and solvency, and the determination of additional capital margins, must all be conducted in the constant currency as of the date of the meeting at which the dividend distribution was decided. Furthermore, the amounts of the installments, where applicable, should be calculated using the same currency value.

Unless otherwise indicated, the regulations explained in this section are applied to financial information of the banks calculated in accordance with Central Bank rules. IFRS differs in certain significant respects from Central Bank rules.

Moreover, in accordance with the Foreign Exchange Regulations (as defined below), the access to the Foreign Exchange Market to pay dividends to non-resident shareholders is subject to certain requirements. For more information, see “Item 10.D. Exchange Controls.”

Capital Conservation Buffer

Central Bank regulations on “Results Distributions” establish that financial entities shall maintain a capital conservation buffer in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

Financial entities considered as domestic systemically important banks (“D-SIBs”) or G-SIBs must have a capital level that permits a greater capacity for loss absorption. This requirement is based on the negative externalities that could arise from the contagion of an insolvency event involving such institutions or their foreign parent entities. Such events would not only impact the financial system but could also have significant repercussions on the broader real economy.

The conservation capital buffer shall be 2.5% of the amount of RWA. In cases of entities considered systemically important, the margin will be increased to 3.5% of the amount of capital risk weighted assets.

These margins can be increased once again, by the counter-cycle buffer. The objective of the countercyclical capital buffer is to ensure that the capital level of financial entities corresponds to the accumulation of systemic risk associated with excessive credit expansion and the broader macro-financial environment. When, in the Central Bank’s judgment, credit growth is deemed excessive, leading to an increase in systemic risk, the Central Bank may require the establishment of the countercyclical capital buffer within a range of 0% to 2.5% of risk-weighted assets, with a notice period of up to 12 months. Additionally, the Central Bank may reduce or release the buffer when it determines that the systemic risk has materialized or decreased. The requirement for the countercyclical capital buffer will be satisfied by an increase in the capital conservation buffer.

Financial entities with international activity shall consider the geographic location of their credit exposure with local and foreign residents of the private sector and calculate the counter-cycle buffer as the weighted average of the capital buffer requirements in the jurisdictions where they hold exposures. or the purpose of the weighting, credit exposures include those to the private sector subject to capital requirements for credit risk, including those recorded in the trading book. To determine the applicable jurisdiction for each exposure, financial entities must, when possible, apply the “ultimate risk” principle, identifying the jurisdiction of the risk guarantor rather than the jurisdiction where the obligation has been booked.

The capital conservation buffer and the countercyclical capital buffer must be fully comprised of common equity tier 1 capital (COn1), net of deductions (CDCOn1).

When such margin is used, financial entities are required to restore it through additional capital contributions and/or by reducing the distribution of profits. This can be achieved by limiting dividend distributions, repurchasing shares, reducing payments on other Tier 1 capital instruments, and/or adjusting economic incentives (such as bonuses) to personnel.

The dividend distribution shall be limited whenever the level and composition of the RPC, even when it complies with the minimum capital requirements, is within the range of the capital conservation buffer. This limitation applies solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of COn1 are within the range of conservation buffer, as this does not constitute a breach of the minimum capital requirement. When the COn1 ratio, expressed as a percentage of RWA, falls within the capital conservation buffer range, extended for entities classified as systemically important—the restriction to the results distribution shall be increased whenever the coefficient of COn1 comes close to the minimum required in Section 8.5.1 of regulations over “Minimum Capital Requirements for Financial Institutions.”

The concepts subject to profit distribution restrictions include dividends, repurchases of own shares, payments on other Tier 1 capital instruments, and/or economic incentives (bonuses) paid to staff.

The table below indicates the minimum capital conservation ratios applicable for different COn1 levels, including the amounts used to meet the minimum COn1 requirement of 4.5% of RWA and the impact on COn1 of the amounts to be distributed:

Coefficient of Common Equity Tier 1 (COn1) net of deductions
(CDcon1) – as percentage of RWA -
Financial Entities – That are not categorized as	D-SIBs and G-SIBs Financial	Minimum coefficient of capital conservation – as
D-SIBs or G-SIBs-	Entities	percentage of dividend distribution -
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	>6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

As described above, the minimum limits required by the regulations are:

●	for COn1, the amount resulting from multiplying the capital RWA by 4.5%;
●	for NWb, the amount resulting from multiplying RWA by 6%; and
●	for the RPC, the amount resulting from multiplying RWA by 8%.

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Tier 1 (CAn1) or Tier 2 Capital (PNc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital. Only the remaining COn1, if any, can be computed to satisfy the applicable conservation buffer, increased in function of the counter-cycle buffer, if applicable.

Any entity that desires to exceed the dividend distribution limits shall finance this distribution by new contributions of COn1 in the excess amount.

Credit Risk

For the purposes of applying the provisions of this section, financial entities will be classified into: (i) Group 1, which includes entities designated by the Central as D-SIBs and branches or subsidiaries of foreign banks classified as G-SIBs, and (ii) Group 2, which includes financial institutions not included in item i).

In cases where specific provisions are not established for each of these groups, the same treatment shall be applied to both groups. Financial institutions that undergo a change in their classification, as outlined above, will have a period of 6 months to apply the specific provisions corresponding to their new group.

The minimum capital requirement for credit risk must be calculated applying the following equation:

CRC = (k x 0.08 x RWAc) + INC

Where:

CRC means capital requirement for credit risk.

k means factor linked to the credit rating assigned to the entity based on the evaluation performed by Superintendency in accordance with the following scale:

CAMELBIG Rating	K Factor
1	1.00
2	1.03
3	1.08
4	1.13
5	1.19

For the purposes of the calculation of the capital requirement, the rating will be that of the third month after the month of the most recent rating informed to the entity. For so long as no notice is given, the “k” factor will be equal to 1.03

RWAc: stands for capital risk weighted assets, calculated by applying the following formula:

A * p + PFB * CCF * p + no DvP+ (DVP + RCD + INC (significant holding in other companies)) * 12.50

Where:

“A” refers to eligible assets/exposures;

“PFB” means off-balance sheet items (computable concepts not recorded in the balance sheet);

“CCF” means the credit conversion factor; and

“p” refers to the risk weighting factor, expressed on a per unit basis.

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

“INC (significant investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

●	equity interest held in companies: 15%
●	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s RPC for the last day before the relevant date, as prescribed in the rules on “Credit Risk Fractioning.”

INC means increment for the following excesses: (i) in the ratio of fixed assets and other concepts (Section 4 of the respective Central Bank regulations), excluding those computed for the determination of INC (significant investments in companies); (ii) in the limits established in the regulations on “Financing to the Non-Financial Public Sector”, excluding those computed for the determination of INC (significant investments in companies); (iii) in the limits established in the regulations of “Large Exposures to Credit Risk” – as outlined in the regulations on “Minimum Capital Defaults and Technical Relationships. Applicable Criteria”, excluding those computed for the determination of INC (significant investments in companies); (iv) in the limits for credit grading (Section of the respective Central Bank regulations); and (v) in the limit for derivatives on commodities or raw materials, as outlined in Section 1.2 of the regulations on “Spot and Forward Transactions, Repurchase Agreements, Collateral, Other Derivatives, and Investment Funds”. Excluded items are:

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
(ii)	the entity must comply with the provisions of Section 3.1. of the rules on “Credit Evaluations”, requiring for such purpose an international risk rating within the “investment grade” category;
(iii)	in case of financings, such financing must be provided by the local branches or subsidiaries only with funds from lines of credit assigned to them by the aforementioned foreign intermediaries (if the assistance is granted in a currency other than that of the foreign resources, the local entity may not assume the exchange risk); and
(iv)	in case of locally granted guarantees, counter-guarantees must exist, extended by the parent company or its branches in other countries, or by the foreign controlling entity. These counter-guarantees must be enforceable unconditionally upon simple request from the local branch or subsidiary and immediately effective upon potential execution by the beneficiary.

The included concepts shall be calculated based on the balances as of the last day of each month (principal, interest, premiums, updates—by the CER—and exchange rate differences, as applicable), net of provisions for credit risk (including, where applicable, provisions recorded in liabilities) and devaluation, as well as accumulated depreciation and amortization attributed to them and other reconciling accounts. 100% of the provision for credit risk corresponding to the portfolio of debtors classified as “in normal situation” (sections 6.5.1 and 7.2.1 of the regulations on “Debtors Classification”) and to financings covered by preferred guarantees “A” shall not be deducted. In addition, the balances as of the end of the quarter will be considered, applying the corresponding provisions set forth in other aspects.

Financial institutions in Group 1 must conduct due diligence at the time of credit issuance and at least annually thereafter to ensure they have a proper understanding of the risk profile and characteristics of their counterparties. The level of sophistication in the due diligence assessments must be proportional to the size and economic importance of the financial entities, as well as the nature and complexity of their operations. Based on these evaluations, financial entities must demonstrate to the Superintendency that the assigned risk weightings are appropriate for the risk profiles of their counterparties. To this end, Group 1 financial entities must:

(a)	Implement appropriate measures to assess the financial and operational performance of each counterparty through credit analysis;
(b)	Have regular access to information on their counterparties to complete their analysis;
(c)	Conduct exposure analysis for counterparties within consolidated groups—individually where possible. When evaluating the repayment capacity of a counterparty, institutions should consider the support of the economic group and the potential negative impact on the counterparty from issues within the group;
(d)	Maintain effective policies, processes, systems, and internal controls; and
(e)	Be able to demonstrate to Superintendency that their due diligence analyses are consistent with other required evaluations, such as credit risk provisioning processes and economic capital assessments, and comply with the criteria set forth in supplementary regulations.

This requirement does not apply to exposures to governments and central banks.

The criteria for determining risk-weighted assets is as follows: (i) risk weighting from the table below apply based on the institution’s group. If due diligence results in higher risk weighting, Group 1 financial entities must apply the higher weighting; (ii) risk weighting apply per transaction, with the highest applicable weighting being used if multiple weighting apply; (iii) exposures in foreign currency or without credit risk coverage (such as retail exposures and residential mortgages) will have a risk weight of 150%, or 1.5 times the applicable risk weighting, whichever is higher; (iv) “exposure” includes loans, securities, guarantees, and contingent obligations. Specific provisions apply to exposures to financial entities, companies, retail exposures; (v) exposures to non-financial public sector entities are treated as private sector exposures when applicable; (vi) if any exposure is in default, the entire exposure is subject to default treatment; (vii) foreign currency exposures settled in pesos (U.S. dollar-linked) are treated as peso-denominated exposures; (viii) Central Counterparty (CCP) exposures and credit risk coverage follow special provisions; and (ix) portfolio purchases are treated like credits originated by the institution, subject to conditions.

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Availabilities
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs.	0
Checking accounts and in special accounts with the Central Bank and payment orders in charge of the Central Bank.	0
Monetary gold or gold bars of “good delivery” held within the entity or another financial institution – provided they are individualized under on an allocated basis clauses – and as long as the assets are backed by liabilities denominated in these forms	0
Cash items in the process of collection (checks and drafts for collection), cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos	0
To the National Government and to the provincial and municipal governments and the Autonomous City of Buenos Aires in pesos, when their source of funds is in that currency.	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees -in both cases with discount code-, to the extent that such transactions are denominated in pesos, the source of funds is in that currency and the installments of all the entity’s financing with a periodic amortization system do not exceed, at the time of the agreements, thirty percent (30%) of the debtor’s income and/or, as the case may be, of the co-debtors.	0
To the non-financial public sector and the Central Bank. Other (3)
- AAA to AA-	0
- A+ to A-	20
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	100
To other sovereign states of their central banks (3)
- AAA to AA-	0
- A+ to A-	20
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	100
To entities of the non-financial public sector of other sovereign states, in accordance with the credit rating assigned to the corresponding sovereign (3)
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	100
- Below B-	150
- Unrated	100
To the Bank for International Settlements, the International Monetary Fund, the European Central Bank, the European Stability Mechanism, and the European Financial Stability Facility	0

To the non-financial public sector of the provinces, municipalities and/or the City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to Non-Financial Public Sector”, pursuant to the credit rating assigned to the respective jurisdiction (3)

- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	150
- Below B-	200
- Unrated	200
Exposure to the Multilateral Development Banks (MDB)
Exposure to entities that, in the judgment of the Basel Committee on Banking Supervision, meet the eligibility criteria outlined in international standards.	0
Other	50
Exposure to local financial institutions
Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade A (1)
- Short-term exposures	20
- Other.	40
Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade B (1)
- Short-term exposures	50
- Other.	75
Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade C (1)
- Short-term exposures	150
- Other.	150
Exposure to financial institutions by financial entities in Group 2.
- Short-term exposures	20
- Other.	100
Exposure to companies
Investment-grade companies	65
SMEs (Small and Medium Enterprises) not meeting the criteria set in Section 2.8.3 of the “Minimum Capital Requirements for Financial Institutions” rules	85
Specialized financing for large infrastructure projects - pre-operational stage	130
Others	100
Retail exposures
Regulatory Transactional Retail Exposures	45
Regulatory Non-Transactional Retail Exposures	75
Non-Regulatory Retail Exposures	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Mortgage-Backed Exposures - Regulatory Exposures with Mortgage Collateral on Residential Real Estate
Regarding credit support that does not exceed 55% of the property's value	20
On the amount exceeding 55% of the property's value, the Counterparty Risk Weighting will apply (2)

Mortgage-Backed Exposures - Exposures with mortgage collateral, regulatory on commercial properties.
Up to the amount equivalent to 55% of the property value, the risk weighting of 60% or the Counterparty Risk Weighting will apply, whichever is lower. (2)
For the amount exceeding 55% of the property value, the Counterparty Risk Weighting will apply. (2)
Exposures with non-standard mortgage collateral.	150
Exposures in Default Situations
Regulatory mortgage-backed exposures on residential real estate.	100

Exposures or portions not covered by credit risk mitigants under Section 5 of the regulations on “Minimum Capital Requirements for Financial Institutions”, other than those covered in the previous item

- With specific provisions lower than 20% of the outstanding balance.	150
- With specific provisions equal to or greater than 20% but lower than 50% of the outstanding balance.	100
- With specific provisions equal to or greater than 50% of the outstanding balance.	50
Exposures to instruments (non-deductible portion of the RPC).
Exposures to Instruments by Group 1 Financial Institutions
Subordinated debt and capital instruments that do not meet the characteristics to be considered as equity shares.	50
Equity shares	50
Exposures to Instruments by Group 2 Financial Institutions
Subordinated debt	150
Capital participations.	250
Spot Transactions Pending Settlement (Non-Failed Transactions)	50
Exposures to Natural and Legal Persons Arising from Installment Purchases Made Until November 25, 2021 Using Credit Cards for Overseas Travel Tickets and Other Foreign Tourism Services (Such as Accommodation, Car Rentals, etc.), Whether Directly with the Service Provider or Through Travel Agencies and/or Tourism Platforms.	1250
Other Assets and/or Off-Balance-Sheet Items (4)	100

Securitization exposures, failed DvP transactions, non DvP transaction, exposures to central counterparty institutions (CCP) and derivative transaction not included in said exposures receive special treatment.

(1)	The risk weighting for exposures to financial entities cannot be lower than the risk weighting applicable to the jurisdiction where the counterparty is established in the following cases: (i) when the exposure is not denominated in the local currency of the counterparty's jurisdiction; or (ii) when the debt is incurred by a branch or subsidiary of the counterparty abroad, and is not denominated in the local currency of the jurisdiction where it operates. However, the treatment outlined in items (i) and (ii) does not apply to self-liquidating contingent lines for financing foreign trade with an original contractual maturity of up to one year
(2)	The “Counterparty Risk Weighting” shall be the same as that assigned to an exposure without mortgage collateral. Accordingly, a risk weighting of 75% shall apply to exposures to natural persons, 85% to exposures to micro, small, and medium-sized enterprises (“MiPyMEs”), and the risk weighting set forth in the table above shall apply to all other exposures.
(3)	Based on ratings from an approved External Credit Assessment Institution (ECAI), such as Standard & Poor’s.
(4)	Off-balance sheet items, including commitments for financing and correspondent lines to foreign entities, guarantees provided, sureties on deferred payment checks, documentary credits and acceptances, rediscounted documents with other financial entities, and other credit agreements, will be converted into credit equivalents using the applicable credit conversion factors (CCF). Subsequently, the risk weighting outlined in the table above will be applied, along with any other relevant provisions.

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

However, the determination of the values of exposure to risk recognize the following exceptions:

●	Intraday interbank exposures;
●	Exposures of financial entities with qualifying central counterparties, as defined by the Central Bank rules on “Minimum Capital Requirements for Financial Institutions”;
●	Exposures with the Central Bank; and
●	Exposures with the Argentine non-financial public sector.

The balances held by financial entities in sight accounts at foreign banks, which temporarily and incidentally arise exclusively from client foreign exchange transactions, shall not be subject to the limits outlined in the “Large Credit Risk Exposures” regulations, provided the following conditions are met: (i) the foreign exchange transactions arise from the settlement of foreign currency inflows to the country as ordered by third parties through the respective financial entity; and (ii) the balances result from settlement mismatches due to time zone differences between the international markets where the transactions originate and the local market.

Notwithstanding the above, such balances must be reported to the Superintendency Entities under the applicable reporting regime.

Regarding the information regime, the Central Bank has established that the financial entities shall inform the Superintendency of all the values of exposure to credit risk before and after the application of mitigation techniques, detailing:

●	Large credit risk exposures, as defined above;
●	Every other exposure to risk which value is equal or above 10% of the Tier 1 Capital of the financial entity, without applying credit risk mitigation techniques;
●	Excluded exposures to risk which values are equal or above 10% of the financial entity’s Tier 1 Capital; and
●	The financial entity’s 20 largest applicable exposures to risk, regardless of its value in relation with the financial entity’s Tier 1 Capital.

Limits

On the one hand, Communication “A” 6620 sets at 15% the limit of exposure with a counterpart of the non-financial private sector. Nevertheless, the limit will be increased by 10 percentage points for the part of the exposures that are covered by preferred collaterals.

Specific criteria for exposures to and/or guaranteed by reciprocal guarantee companies (“SGRs”), public guarantee funds (“FGPs”), and financial entities are as follows: The exposure limit is set at 25%, even when the SGR is linked to the financial entity. This limit is increased by 25 percentage points if the lending financial entity belongs to Groups B or C, provided that the exposures to the SGR (even if linked) or to the FGP do not exceed the basic margin set forth in Section 3.1.1 of the “Credit Rating” regulations.

Additionally, it sets special limits for operating with financial institutions in Argentina and abroad (the general rule sets it at 25%). This limit will be increased by 75 percentage points when the lending financial entity is a second-tier commercial bank and belongs to Groups B or C. The aforementioned limits will not apply when any of the conditions set out in the following paragraph are met.

When both the lending and borrowing financial entities are rated 4 or 5 by SEFyC, the limit will be 0%. In cases where the borrower is a foreign bank, the limit is 5% if the foreign bank does not hold an international credit rating in the “investment grade” category or fails to meet the other requirements stipulated in Section 3.1 of the “Credit Ratings” regulations.

Linked counterparties to the financial institution through control or personal relationships: The limits set forth in the regulations will apply solely on an individual basis. In cases where the linked counterparty is not subject to consolidation with the lending financial institution, these limits must also be observed in relation to the consolidated Tier 1 capital.

The global exposure limits outlined in the regulations are as follows:

●	For linked counterparties, the total value of risk exposure concerning the entire set of linked counterparties, excluding those subject to individual limits exceeding 10%, must not exceed 20%.
●	Regarding equities and other receivables, the total value of risk exposure in relation to equities not allocated to the trading portfolio, as specified in Section 6.1.2.1 of the “Minimum Capital Requirements for Financial Entities,” must not exceed 15%. Exposures to equity holdings in public utility companies, where holding such shares is necessary to receive services, as well as in companies providing complementary financial services, are excluded from this limit.
●	The total exposure limit, including equities in both investment and trading portfolios, as well as credit exposures from term operations (whether related to repos or not) carried out in authorized domestic markets and institutionalized foreign markets—along with any settlement mismatches where there is no central counterparty and the counterparty cannot be identified—must not exceed 50%.
●	Concentration risk limits specify that exposures to linked or non-linked counterparties that represent 10% or more of the entity’s Tier 1 capital will be considered computable exposures. The sum of these computable exposures must not exceed three times the entity's Tier 1 capital, excluding exposures to local financial entities. For the total of all exposures, this sum must not exceed five times the entity’s Tier 1 capital, with the preceding limit still applicable. However, for second-tier commercial banks that are lenders, this limit is increased to ten times the Tier 1 capital.

Financial entities are prohibited from directly or indirectly extending new financial assistance to linked counterparties in the following cases:

●	If the counterparties have at least one classification other than “in normal situation,” according to the most recent information available from the “Central de Deudores del Sistema Financiero.”
●	If the entity has outstanding debt arising from financial assistance provided by the Central Bank.

Non-compliance with the limits should be exceptional, must be immediately reported to the Superintendency, and must be rectified promptly. In a stress scenario, the Superintendency may waive non-compliance with the interbank limit, once they have occurred, to help ensure the stability of the financial system.

Minimum controls to exposures of affiliates

The regulations set forth three stages for the control of the financial entity’s affiliates exposure:

1)Reports for the entity’s management:

●	Report by the CEO;
●	Report by the supervisory committee; and
●	Acknowledgment of the reports by the entity’s management.
2)

Evidence of the affiliation to the financial entity: the personnel responsible for the analysis and resolution of the credit operations shall expressly register whether or not the client is affiliated with the financial entity.

3)

Affidavit evidencing affiliation: affiliated clients shall file an affidavit stating if they belong to the lending entity or if its relationship with such entity implies the existence of a controlling influence. The submission of affidavits by clients regarding their linked status does not relieve the institution from its responsibility to determine this status based on its own analysis.

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

Regardless of whether they are recorded in the trading or investment portfolio, items that must be deducted for the purpose of calculating the RPC will be excluded from the calculation of the capital requirement for market risk.

For the purpose of the above accounting recording, the trading portfolio of financial entities consists of positions in financial instruments incorporated into the entity’s equity for the purpose of trading them or hedging other items within the same book. A financial instrument may be allocated to the trading portfolio – for the purposes of capital requirements for market risk – if its trading is unrestricted or if full coverage of the instrument is achievable. Additionally, the portfolio must be actively managed, with positions valued daily and with adequate accuracy.

Positions held for trading purposes are those acquired for the purpose of short-term sale or with the intent to profit from short-term price fluctuations, whether actual or anticipated, or through price arbitrage. These positions include both those held by the entities for their own account and those acquired as a result of providing services to clients or market-making activities.

Financial entities must calculate the capital requirement for counterparty credit risk for derivative transactions—whether over-the-counter (OTC) or traded on regulated markets—and securities financing transactions (SFTs), such as repurchase agreements (repo), recorded in the trading portfolio separately and in addition to the capital requirements for general market risk and specific risk of the underlying assets. To this effect, the methods and weights applicable when such transactions are recorded in the investment portfolio must be applied.  Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk.

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

Minimum capital requirement for commodities risk. The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities (precious metals, except for gold). For the purposes of these regulations, a commodity is defined as any physical product that is traded or negotiable on a secondary market. To calculate the capital requirements, each position in a commodity (spot and forward) must be expressed in terms of the corresponding standard unit of measurement (barrels, kilograms, grams, etc.), and following the rules set forth in the regulations on “Large Exposure to Credit Risk”.

Minimum capital requirement for positions in options. Entities that only purchase options — provided that the market value of the total options in the portfolio does not exceed 5% of their previous month's RPC — or whose positions in sold options are fully covered by positions in purchased options with exactly the same contractual terms, may use the simplified method outlined in the regulations on “Large Exposure to Credit Risk”. In all other cases, they must use the delta-plus method, provided for in said regulation.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091, as amended, provides the following:

(i)	non-compliance reported by the institutions: the institution must comply with the requirements no later than the second month following the month in which the non-compliance is recorded, or submit a remediation and regularization plan within 30 calendar days following the last day of the month in which the non-compliance occurred. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including: (1) the Superintendency may appoint an observer with powers established under the FIL; (2) The Superintendency impose restrictions on: (a) transformation of financial entities; (b) establishment of branches abroad; (c) establishment of representative offices abroad, unless this is in replacement of a previously operational branch that is being closed contemporaneously in the same country; (d) Participation in foreign financial entities; and (3) the distribution of cash dividends, as well as the payment of fees, shares, or bonuses arising from the distribution of the entity's results, will be prohibited. This limitation will remain in effect until the remediation and regularization plans are either submitted or, if submitted, have been observed or found non-compliant by Superintendency.
(ii)	Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within thirty (30) calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in the previous item will apply.

Furthermore, pursuant to the rules regarding to “Minimum Capital Requirements for Financial Institutions”, in the event of a daily capital deficiency with respect to market risk capital requirements, excluding the last day of the month, arising from the calculation of requirements for interest rate, exchange rate, or equity risks, the financial institution must restore the capital and/or reduce its financial asset positions until compliance with the required standard is achieved. The institution will have a period of ten business days, starting from the first deficiency, to rectify the situation.

If the deficiency persists for more than ten business days, the entity must submit a regularization and remediation plan within the next five business days, subject to the consequences described below. In cases where deficiencies are determined by Superintendency and persist according to the most recent available information, the entity will have five business days to present an explanation, and Superintendency will respond within ten business days. For the regularization of the non-compliance as described in the previous paragraph, the institution must adhere to the ten-day deadline, starting from the date the deficiency is finalized. If the deficiency is not rectified within this period, the entity must submit a regularization and remediation plan within the next five business days, subject to the consequences described below.

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

Financial entities are charged with implementing an efficient OR management system following the Central Bank’s “Guidelines for Risk Management in Financial Institutions”. A solid system for risk management must have a clear assignment of responsibilities within the organization of financial entities. Thus, the regulation describes the roles prepared by each level of the organization in managing of OR (such as the roles of the Board of Directors, senior management and the business units of the financial institution).

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

Before the end of February 2025, the Minimum Capital Requirements for Financial Institutions regarding OR were subject to a specific regulatory framework. Effective as of March 1, 2025, a new set of regulations came into force, replacing the previous regime. The following section outlines the key aspects of each framework.

For the purposes of the provisions in this section, financial entities will be classified into Group 1 and Group 2. Institutions that are reclassified according to the criteria set forth will have a six-month period to apply the specific requirements for their new group.

The capital requirement for OR for institutions in Group 1 will be determined on a monthly basis, using the following formula:

CRO = BIC x ILM

Where:

•	CRO means OR capital requirement.
•	BIC means Business indicator component, which is the product of the business indicator (BI) and a series of marginal coefficients (αi).

The BI is an approximation of operational risk based on financial statement information. It will be determined by the following formula:

BI = VA (ILDCProm + SCProm + FCProm + RMProm)

o	ILDCProm: Interest, leasing, and dividend component. It will be determined by the following formula: Min. [VA (interest income – interest expenses); 5% × interest-bearing assets] + dividend income
o	SCProm: Service component. It will be determined by the following formula: Max. [other operational income; other operational expenses] + Max. [fee and commission income; fee and commission expenses]
o	FCProm: Financial component. It will be determined by the following formula: VA (net result of trading portfolio) + VA (net result of investment portfolio)
o	RMProm: Total monetary result VA: Absolute value.

Each term within the 3 components and the monetary result must be calculated as the average of the values of the last 3 consecutive 12-month periods prior to the month in which the calculation is made, expressed in homogeneous currency at the close of the 36-month calculation period: t, t-1, and t-2. First, the net values corresponding to each 12-month period (e.g., interest income minus interest expenses) must be determined, then the average of the 3 periods must be calculated.

The Business Indicator (BI) consists of several components:

(i)	Interest, Leases, and Dividends (ILDC) include income and expenses from interest and adjustments on financial assets and liabilities, such as loans, deposits, financial leases, and derivatives. It also covers income from dividends for investments in non-consolidated subsidiaries and associates.
(ii)	Services (SC) include income and expenses from services like advisory fees, asset management, and commissions, as well as other operational income and expenses from routine banking activities not captured elsewhere.
(iii)	Financial (FC) includes net results from trading portfolios and investment portfolios, covering assets held for trading or investment, realized gains and losses, and hedging accounting.

Certain items, such as administrative costs, insurance operations, and depreciation, are excluded from BI calculations.

At the consolidated level, the BI is calculated based on the consolidated values of income and expenses for the entire banking group. Subconsolidated calculations should be performed using the BI figures of the entities consolidated at each specific sublevel. At the individual level, the BI figures of each subsidiary must be used.

Financial institutions may request the Superintendency’s approval to exclude discontinued operations from the BI, with the exclusion applied immediately upon approval. For business combinations, the BI calculation must include the financial data of acquired businesses from the date of acquisition, reflecting the last three consecutive 12-month periods.

The BIC is determined by the following expression: BIC = ∑ BIi x αi

Where the marginal coefficients (αi) are determined based on the BI range.

Category	BI Range (in billion euros*)	Marginal Coefficients (αi)
1	≤ 1	12%
2	1 < BI ≤ 30	15%
3	> 30	18%

The marginal coefficients increase as the size of the Business Indicator (BI) grows. For entities in Category 1 (BI equal to or less than the equivalent of €1 billion in local currency), the Business Indicator Component (BIC) equals BI multiplied by 12%. The marginal increase in BIC resulting from an increase of one unit of BI is 12% in Category 1, 15% in Category 2, and 18% in Category 3.

●	ILM: Internal loss multiplier equal to 1.

RWA for OR are equal to 12.5 times the CRO

The capital requirement for OR for institutions in Group 2 will be determined on a monthly basis, using the following formula:

Where:

•	“Cro”: the capital requirement for OR.
•	“α”: 15%.
•	“n”: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3. No overlapping months are allowed when forming the periods.

When n equals zero (n=0), the entity must comply with a requirement equivalent to the limit set in Section 7.3 of regulations on “Minimum Capital Requirements for Financial Institutions”. In such cases, financial entities in group A will receive the same treatment as entities in group B.

•	“IBt”: Gross income for a 12-month consecutive period—provided it is positive—corresponding to the last 36 months prior to the month in which the calculation is made, expressed in the currency of the month preceding the calculation. Gross income is defined as the sum of: (i) financial income and income from services, minus financial expenses and service costs, (ii) other income minus other expenses, and (iii) total monetary results.

The following items, included under i) and ii), shall be excluded as applicable:

o	Charges related to the creation of provisions, reversal of provisions established in prior periods, and recoveries of previously written-off credits in the current period;

o	Results from investments in financial entities and companies, to the extent they relate to items deductible from computable equity;
o	Gains from the sale of assets classified and measured at amortized cost or fair value with changes in Other Comprehensive Income.

The requirement established through the application of the expression outlined in above shall not exceed 17% for entities in Group “B” and 14% for entities in Group “C,” based on the average of the last 36 months prior to the month of the requirement determination. These maximum limits will be reduced to 11% and 8%, respectively, if the financial entity holds a rating of 1, 2, or 3, as granted by SEFyC following the latest inspection, considering the overall entity, its IT systems, and the effectiveness of its internal control systems. If the entity is rated 1 or 2 in all the mentioned areas, the limit will be further reduced to 7% for Group “B” entities and 5% for Group “C” entities. For this purpose, the last reported rating will be used to determine the requirement for the third month following notification.

This limit applies unless the financial entity is a branch or subsidiary of a foreign bank classified as systemically important (G-SIB). In such cases, the operational risk requirement will be computed at 100% as outlined for financial entities of Group 1.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to local financial entities, (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a three business day term as from their deposit; and (viii) demand obligations with business for the sales made by debt, prepaid, credit card and / or for the purchase.

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

The basis on which the minimum cash reserve requirement is computed is the average of the daily balances of the liabilities:

●	recorded at the end of each day during the period prior to that of its integration, when the requirement is in Pesos, except for deposits in Pesos in accounts of payment service providers that offer payment accounts (“PSPCP”) in which their clients’ funds are deposited.
●	recorded at the end of each day during each calendar month, for demands in foreign currency, securities and deposits in Pesos in accounts of PSPCP in which their clients’ funds are deposited.

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

For term deposits in national government securities or Central Bank monetary regulation instruments, the requirement is determined in the same asset type, based on market value. National securities in pesos with dual-currency yield are treated like peso-denominated securities. The requirement remains even if these securities are no longer regularly quoted in significant amounts.

For term deposits in other securities, the requirement is based on market value, in:

●Pesos or national government securities in pesos, when the asset is in pesos; or
●U.S. dollars or national government securities in dollars, when the asset is in foreign currency.

For foreign currency transfers exceeding the maximum term of 3 business days, the requirement is allocated to the respective currency. If historical data is unavailable (e.g., for new entities), current period data must be used for calculations.

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

Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in:

(a)Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime) (the “Group “A” Entities”);

(b)Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the total of the assets of the financial system (the “Group “B” Entities”); and

(c)Group “C” which includes those institutions whose deposits do no exceed 0.25% of the total of the assets of the financial system (the “Group “C” Entities”). The Bank is classified as a Group “A” Entity, while IUDÚ is classified as a Group “B” Entity.

The indicator will be calculated individually, except for controlling financial entities subject to consolidated supervision, in which case it will be computed on a monthly consolidated basis.

Entities in Group A whose indicator falls between 1% (exclusive) and 0.50% (inclusive) will remain in Group A for the following calendar year, and will only be moved to Group B if, for the subsequent year, the indicator remains below 1%. If the indicator falls between 0.50% (exclusive) and 0.25% (inclusive), the entity will be moved directly to Group B for the following year. If the indicator is below 0.25%, the entity will be moved directly to Group C.

Entities in Group B whose indicator falls between 1% (inclusive) and 1.5% (inclusive) will remain in Group B for the following year, and will only be moved to Group A if, for the subsequent year, the indicator is 1% or higher. If the indicator exceeds 1.5%, the entity will be moved directly to Group A. If the indicator falls below 0.25%, the entity will remain in Group B and will only be moved to Group C if the indicator stays below 0.25% for the following year.

Entities in Group C whose indicator falls between 0.25% (inclusive) and 0.5% (inclusive) will remain in Group C for the following year, and will only be moved to Group B if, for the subsequent year, the indicator remains above 0.25%. If the indicator exceeds 0.5%, the entity will be moved directly to Group B. If the indicator exceeds 1.5%, the entity will be moved directly to Group A for the following year.

The following fees arise from Communication “A” 8124, as amended:

		Rate %
		Group A and G-SIB		Remaining Financial Institutions
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
1-	Checking account deposits and demand deposits opened at credit cooperatives	45		20
2-	Savings account, salary/social security accounts, special accounts (except for deposits included on items 7, 10 and 15 of this table), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3-	Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4-	Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100
5-

Time deposits, liabilities under “acceptances” (including responsibilities for sale or transfer of credits to agents different from financial institutions), passive repos and passive market repos, fixed-term investments with the option of early cancellation or renewal for a specified period (with variable remuneration), and other fixed-term liabilities, except deposits included in items 7, 9 and 11 of this table, as well as debt securities (including negotiable obligations), classified according to their residual maturity:

	(i) Up to 29 days	25	23	11	23
	(ii) From 30 days to 59 days	14	17	7	17
	(iii) From 60 days to 89 days	4	11	2	11
	(iv) From 90 days to 179 days	—	5	—	5
	(v) From 180 days to 365 days	—	2	—	2
	(vi) More than 365 days	—	—	—	—

		Rate %
		Group A and G-SIB		Remaining Financial Institutions
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
6-

Obligations arising from foreign financial lines.
Does not include those formalized through:
A) The acquisition of debt securities: they are subject to the requirement set forth in item 5 of this table.
B) Fixed-term deposits made by non-resident entities abroad linked to the institution pursuant to Section 1.2.2 of the regulations on “Large Exposures to Credit Risk,” classified according to their residual maturity, which correspond to:

	(i) Up to 29 days		23		23
	(ii) From 30 days to 59 days		17		17
	(iii) From 60 days to 89 days		11		11
	(iv) From 90 days to 179 days		5		5
	(v) From 180 days to 365 days		2		2
	(vi) More than 365 days		—		—
7-	Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances
	(i) Up to 29 days	22	15	10	15
	(ii) From 30 days to 59 days	14	15	7	15
	(iii) From 60 days to 89 days	4	15	2	15
	(iv) More than 90 days	—	15	—	15
8-	Fixed-term investments formalized through non-transferable registered certificates in pesos, held by public sector entities that have the right to exercise an early cancellation option within less than 30 days from their issuance	25		11
9-	Fixed-term deposits and investments in UVA and UVI— including savings accounts and debt securities (including negotiable obligations) in UVA and UVI— classified according to their residual maturity
	(i) Up to 29 days	7		7
	(ii) From 30 days to 59 days	5		5
	(iii) From 60 days to 89 days	3		3
	(iv) More than 90 days	—		—
10-	Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
11-	Deposits and fixed term investments created in the name of minors for funds they receive freely	—		—
12-	Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market).	20		20
13-	Passive stock market collateral in pesos, based on its residual maturity
	(i) Up to 29 days	20		20
	(ii) 30 days or more	15		15
14-	Deposits in Pesos in accounts of payment service providers that offer payment accounts (PSPCP) in which the funds of their clients are deposited	100		100
	Deposits in special accounts:
15.1-	In Pesos (“Special accounts for holders with agricultural activity” and “Special accounts for exporters”).	—	—	—	—
15.2-	In U.S. dollars (“Special accounts to credit export financing”).	—	—	—	—

The Central Bank established through Communication “A” 8189 the following requirements and minimum cash integration for term investments in Argentine pesos with early redemption options that constitute the assets of money market mutual funds (FCI money market) raised as of January 31, 2025:

(i)	Until the day before the investor may exercise the early redemption option: these will be treated as term deposits (item 5 of the table above and item 1.3.17.2. of the regulations on “Minimum Cash Requirements”).

(ii)	After that, they will be treated as demand deposits for FCI money market (item 1.3.12. of the table above).

Financial entities may meet the requirement in pesos, both for the period and on a daily basis, with “National Treasury Bonds in pesos, maturing May 23, 2027,” “National Treasury Bonds in pesos, maturing November 23, 2027,” “National Treasury Bonds in pesos, maturing August 23, 2025,” and with the national government securities in pesos specified in the following paragraph, up to the following limits:

a)	5 percentage points of the rates specified in item 8 and in sections i) and ii) of items 5 and 7 of the table above, as applicable.
b)	2 percentage points of the rates specified in section iii) of items 5 and 7 of the table above, as applicable.
c)	45 percentage points of the rate specified in item 14 of the table above.
d)	Entities in Group A and branches or subsidiaries of G-SIBs not included in that group: 5 percentage points of the rates specified in items 1 to 3 of the table above, as applicable.

Financial entities may meet the minimum cash requirement in pesos, both for the period and on a daily basis, with Central Bank Liquidity Bills (“LELIQ”), Central Bank Notes (“NOBAC”), and national government bonds in pesos, including those adjusted by CER and with dual-currency returns (BONO DUAL), excluding those linked to the evolution of the U.S. dollar and Liquidity Fiscal Bills (“LeFi”) – with the following residual maturities (at the time of subscription):

a)	Not less than 180 days or more than 450 days, subscribed from 06/01/21;
b)	Not less than 120 days or more than 450 days, subscribed from 11/01/21;
c)	Not less than 90 days or more than 450 days, subscribed from 07/13/22;
d)	Not less than 90 days or more than 630 days, subscribed from 09/27/22;
e)	Not less than 90 days or more than 730 days, subscribed from 03/09/23;
f)	Not less than 90 days or more than 760 days, subscribed from 05/29/23;
g)	Not more than 760 days, subscribed from 12/20/23.

These may be counted until maturity, provided they are still part of the integration. The integration may also include national government securities, such as those mentioned above, with primary subscription, if they have a residual maturity between 300 and 730 days at the time of subscription and are received in exchange operations mandated by the Federal Government.

For bonds like “National Treasury Bonds in pesos, maturing May 23, 2027,” “National Treasury Bonds in pesos, maturing November 23, 2027,” “National Treasury Bonds in pesos, maturing August 23, 2025,” and other national government securities in pesos, LELIQ, and NOBAC, they must be valued at market prices, irrespective of their accounting valuation method, and deposited in Subaccount 60 (Minimum Cash) within the Central Register and Settlement System for Public Debt, Monetary Regulation, and Financial Trusts (CRYL).

Additionally, LELIQ used to meet collateral requirements for net debtor balances in peso transactions in electronic clearing houses may be used for up to 50% of the required guarantees for each product.

The average minimum cash requirement in pesos will be reduced as explained below:

1.	Compliance with the Minimum MiPyME Quota and Specific Financing. As from July 1, 2024, financial entities included in the list in Annex II of Communication “A” 7859 (which included Banco Macro) must have met the Minimum MiPyME Quota for the previous quarter in order to apply this reduction each subsequent quarter.

The cash reserve requirement will be reduced based on the proportion of financing provided to MiPyMEs in pesos, relative to the total financing to the private non-financial sector in pesos. The MiPyME classification will be based on the criteria outlined in the regulations on “Determining the Status of Micro, Small, or Medium-Sized Enterprises”, with the classification being valid at the time of the loan issuance, as per the following table:

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

MiPyME financing includes purchases of Electronic Credit Invoices and holdings in funds under the “Special Regime for MiPyME Mutual Funds.” The percentage of MiPyME financing will be based on whether the financing meets the MiPyME condition at the time of granting. If the borrower no longer qualifies, only financing up to that point is considered.

The 12-month moving average of MiPyME financing in pesos will be compared to total financing granted to the non-financial private sector by the entity.

2.	Depending on the cash withdrawals made through institution ATMs. The minimum reserve requirement will be reduced based on the amount calculated through the following expression, without exceeding the previously determined requirement, as outlined in the previous point.

Where:

●	Msi: Monthly average of total daily cash withdrawals from ATMs located at the entity's operating branches, for the previous month, according to the jurisdiction of the entity, as defined in the Regulation on “Branch Categorization for Financial Institutions”.
●	Mni: Monthly average of total daily cash withdrawals from ATMs located outside the entity's operating branches (neutral locations), for the previous month, according to the same jurisdictional categorization.
●	Psi: Weight factor applicable to the amount Msi.
●	Pni: Weight factor applicable to the amount Mni.

Applicable weight factors based on the categories in which the ATMs are located
i	Psi	Pni
1 (category III)	4.25	7.05
2 (categories IV, V, and VI)	7.50	14.80

For this purpose, the included ATMs are those that – at least – allow users to make cash withdrawals regardless of the institution in which they are customers and the network managing such equipment and that –on a monthly average, computing business and non-business days – have remained accessible to the public for at least ten hours a day.

When there is an excessive concentration of liabilities (in terms of holders and/or maturities) that presents a significant liquidity risk for the financial institution and/or has a major negative impact on systemic liquidity, additional minimum reserve requirements may be imposed on the institution’s liabilities and/or other complementary measures deemed necessary.

This situation will be considered to occur when, among other factors, any of the following conditions are met:

●	A high percentage of liabilities is concentrated with a single holder or a group of holders.
●	For term liabilities, the maturity is short.
●	These liabilities represent a significant percentage of the required minimum reserve integration and/or the total private sector deposits held by the institution. Likewise, the minimum cash requirement may be increased due to non-compliance with the rules on the “Credit Line for productive investment”.

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency net of the balances of cash in the entities, in custody in other entities, in transit and in Transporters of Securities, for a certain month, shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month. Exclusions apply to those arising from exchange operations ordered by the Federal Government, and consequently, they cannot be offset with foreign currency purchases. Deposits in “Special Accounts for Export Financing” cannot be applied to cash in the entities, in custody with other financial entities, in transit, or in securities.

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

As previously mentioned, financial entities included in the list of Annex II of Communication “A” 7859, including us, as from April 1st, 2024, in order to comply with this quota, they must maintain a quarterly average of daily balances (April-June; July-September; October- December and January-March of the following year) of covered financing that is at least equivalent to 7.5% of the deposits of the non-financial private sector in pesos of the entity calculated based on the monthly average of daily balances of the penultimate previous month.

In the case of entities classified in Groups B and C, the minimum percentage to be applied will be 25% of the previously established amount. In addition, in order to comply with the Minimum SMEs Quota, at least 30% of the quota must be used to finance investment projects. Entities complying with this Minimum SMEs Quota may compute the reduction of the minimum cash requirement in pesos described above during the following quarter.

Pursuant to Section 8 “net position in LELIQ and NOTALIQ” of the Central Bank rules “Cash settled and forward transactions, futures, bonds, surety bonds, other derivatives and mutual funds” financial entities may maintain a net position in short term LELIQ (including those effectively allocated to integrate the minimum cash requirement as stipulated above) up to an amount equivalent to the average daily balance of time deposits in Pesos of the previous reporting period.

Financial institutions that have a percentage of time deposits in Pesos in relation to the total deposits in Pesos -measured as a monthly average of daily balances of the previous period, considering only capital without interest or adjustments- equal to or higher than 20%, may maintain a joint positive net position of longer term LELIQ and variable rate Liquidity Notes (NOTALIQ).

Since the current administration took office, the Central Bank ceased to issue Leliq and Notaliq instruments. The remaining balances of Leliqs and Notaliqs matured in January 2024 and March 2024, respectively.

Liquidity Coverage Ratio

Financial institutions classified as Group “A” shall be required to comply with Central Bank regulations on “Liquidity Coverage Ratios”. For the purposes of said provisions, institutions classified as Group “A” will be considered as “internationally active banks.”

Under regulations on “Liquidity Coverage Ratios,” financial entities must maintain an adequate stock of high-quality liquid assets (“HQLA”), which are “free of restrictions.” This stock should consist of cash or assets that can be immediately converted into cash—monetized—with minimal or no loss of market value. The HQLA must be sufficient to meet the institution's liquidity needs for a 30-day period under a stress scenario, that includes both idiosyncratic and systemic risk factors that could lead to:

(i)	Partial loss of retail deposits;
(ii)	Partial loss of unsecured wholesale funding capacity;
(iii)	Partial loss of secured funding;
(iv)	Additional fund outflows due to contractually anticipated situations, including the establishment and replenishment of margin calls resulting from a significant deterioration in the financial institution's credit quality;
(v)	Increases in market volatility affecting the quality of collateral or potential future exposures from derivative positions, requiring higher or additional collateral, or leading to other liquidity needs;
(vi)	Unexpected use of committed but unused credit and liquidity facilities granted by the financial institution to its clients; and
(vii)	The need for the financial institution to repurchase debt or fulfill extracontractual obligations to mitigate reputational risk.

The HQLA can only be made up of the following portfolio assets (considered as Tier 1 (An1)) at the day of the calculation of the LCR: cash in hand, in transit, in armored transportation companies and ATMs; deposits with the Central Bank; certain national public bonds in Pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the IMF, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks), as prescribed in the relevant regulations.

The stock must enable the institution, at a minimum, to cover liquidity issues until the thirtieth day of such period.

Financial institutions must anticipate potential cash flow mismatches during the specified period and ensure sufficient HQLA are available to cover them. They must also actively manage liquidity risk and financing needs across branches and subsidiaries, considering legal and operational constraints on liquidity transfer. Moreover, institutions must conduct stress tests to determine liquidity levels above the regulatory minimum, considering scenarios that extend beyond the 30-day period.

In the absence of a financial stress scenario, the LCR must, at all times, be greater than or equal to 1. This means that the stock of HQLA must not be less than the total net cash outflows. During financial stress periods, financial entities may use their HQLA fund, allowing the LCR to fall below 1. However, they must still comply with the requirements set forth in Section 1.6.2 of the regulations on “Liquidity Coverage Ratios.” The Superintendency will assess the situation and adjust its actions based on the specific circumstances.

The LCR must be greater than or equal to 1, as follows:

LCR = FALAC / SENT

Where:

●	FALAC: Represents the value of the stock of HQLA in a stress scenario.
●	SENT: Refers to the total net cash outflows anticipated over a 30-day period in a stress scenario.

The LCR must be observed and reported in the national currency, including all foreign currency items expressed in pesos. However, financial entities must ensure liquidity coverage in each significant currency in which they operate, whenever liabilities and other obligations in that currency represent at least 5% of the total liabilities and obligations of the institution. Additionally, the composition of the HQLA by currency should be aligned with the financial institution's operational needs.

Financial institutions must ensure that, except for the situation outlined in the following paragraph, the value of the LCR is never below 1. To achieve this, they must calculate it regularly and report it monthly, along with their liquidity profile, to the Superintendency. In stress scenarios, the Superintendency may require more frequent reports.

Pursuant to Section 1.6.2 of the regulations on “Liquidity Coverage Ratios”, in case the LCR falls or is expected to fall below 1, the financial institution must immediately inform the Superintendency and provide an assessment of their liquidity position, the factors contributing to the decrease, and the measures they have or will take, along with their expectations on how long the situation may last. The Superintendency will evaluate each situation and may require institutions to take actions to reduce liquidity risk exposure, strengthen their overall liquidity risk management framework, or improve their contingency funding plan. A drop below 1 does not necessarily trigger the application of article 41 of the FIL.

Moreover, the Superintendency may require corrective actions if they detect a negative trend from the tools used to monitor liquidity, such as mismatches in contractual terms, funding concentration, availability of unencumbered assets, significant currency LCR, or other market-related monitoring tools.

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

Financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic and market situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and/or own assets, among others.

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the LCR, which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., CEO) will be necessary.

In addition, financial institutions must designate a director or advisor who will receive reports at least weekly, or more frequently if circumstances so require, such as when changes in liquidity conditions require new courses of action to safeguard the entity. In the case of branches of foreign financial institutions the reports must be delivered to the highest authority in Argentina.

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

Net Stable Funding Ratio

Financial institutions that belong to Group “A” must comply with these provisions. For the purposes of these regulations, the term “financial sector” includes financial entities, foreign exchange entities, insurance companies, agents regulated by the CNV – or an equivalent foreign authority – and trustees of non-financial trusts.

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

The NSFR is defined as the ratio between the available stable funding amount and the required stable funding amount:

Where:

●	MDFE (Available Stable Funding Amount) is the portion of the capital and liabilities of the financial institution that is expected to remain available over a one-year period.
●	MRFE (Required Stable Funding Amount) is the amount of funding required during this period based on the liquidity and remaining maturity of the institution's assets and off-balance sheet commitments.

The available and required stable funding amounts, as determined by these provisions, are calibrated to reflect the expected stability of the institution's liabilities and the liquidity expected from its assets over a one-year period.

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

The leverage ratio, which must be greater than or equal to 3%, arises from the following expression:

Ratio (as %) = Capital measure / Exposure measure

Where

●	Capital measure: The capital to be considered will be the basic equity (PNb) –Tier 1 capital, as defined in the regulations on “Minimum Capital Requirements for Financial Institutions”.
●	Exposure measure: Will be the sum of (i) the exposures in the asset (excluding the items corresponding to derivatives and Securities Financing Transactions (SFT)), ( ii) exposures by derivatives; (iii) exposures for SFT transactions and (iv) off-balance-sheet items.

Both measures must be calculated based on the closing balances of each quarter.

Interest rate and fee regulations

Since 2020, maximum interest rates applicable to the lending transactions were restated. Compensatory interest rates will be freely agreed upon between financial entities and clients, taking into account, where applicable, the provisions established under specific regulatory regimes.

The compensatory interest rate for credit card-linked financing must not exceed 25% above the average interest rate that the financial institution applied during the immediate previous month, weighted by the corresponding amount of unsecured personal loans granted in the same period. Loans established under programs and/or social assistance measures, which additionally have an interest rate not exceeding the rate published by the Central Bank for deposits of more than one million pesos for terms between 30 to 35 days, from the third month prior, may be excluded from the base to be averaged. This rate is determined based on the type of financial institution (public or private), increased in accordance with the minimum cash requirement.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to transactions linked to credit cards, in addition to the above mentioned, Article 16 of the Credit Card Law No. 25,065 establishes that the limit on compensatory or financial interest that the issuer applies to the cardholder shall not exceed 25% more than the rate the issuer applies to personal loan transactions in local currency for clients. In case of non-bank issuers, the limit on compensatory or financial interest applied to the cardholder shall not exceed 25% more than the average system rates for personal loan transactions published from the 1st to the 5th of each month by the Central Bank.

In the past, regulations established a minimum deposit rate for time deposits. Currently, the remuneration for time deposits at fixed rates will be freely agreed upon. The base remuneration for variable interest rate deposits will be equivalent to:

●	The interest rate derived from one of the surveys conducted and published daily by the Central Bank, such as BADLAR and TAMAR.
●	For deposits in U.S. dollars, British pounds, Japanese yen, Swiss francs, or euros, the applicable rate will be one of the following: Secured Overnight Financing Rate (SOFR), Sterling Overnight Index Average (SONIA), Tokyo Overnight Average Rate (TONAR), Swiss Average Rate Overnight (SARON), or Euro Short-Term Rate (ESTER).
●	The higher of either the rate mentioned in sections i) and ii), plus any additional remuneration that may be agreed upon, or the fixed rate freely negotiated.

To determine the rate, each institution may consider the average of the daily rates specified within the period from 2 to 5 banking days immediately prior to the start of each computation subperiod. The minimum duration for this period is 30 days, and this option will remain fixed for the entire duration of the deposit. Once the rate is determined, it must remain unchanged for a period no shorter than 30 days. The amount of points that the deposit-taking institutions freely agree upon with depositors, which must remain unchanged for the entire term of the deposit agreement.

Central Bank regulations on the “Protection of Financial Services Users” grant broad protection to customers, including, among other things, the regulation of fees and commissions charged by financial entities for services provided. All commissions, fees, costs, expenses, insurance, and/or any other charges—excluding the interest rate—that the obligated parties receive or intend to receive from users of financial services must derive from a real, direct, and demonstrable cost, and be duly justified from both a technical and economic standpoint.

Commissions and fees should only apply to services that have been requested, agreed upon, or authorized by the user. Commissions relate to services provided by the obligated parties and may include compensation beyond the service cost, while fees relate to third-party services and can only be passed on at cost.The amount of fees charged to users cannot exceed the amount received by third-party providers in similar conditions. In credit operations, commissions can be applied to unused allocated funds. Early repayment of financing may result in commissions, but no commissions will apply if one-quarter of the original term or 180 days have passed since the financing was granted, whichever is greater.

The charging of users for concepts that do not meet the conditions set out above or that result from a service whose commission or fee is already included in other charges by the financial service provider is not allowed. Commissions or fees cannot be applied to users for financial services that were not requested, agreed upon, or authorized by them. Even if such services were requested, agreed upon, or authorized, and the provider communicated them to the user, fees cannot be charged if the service was not actually provided.

There are specific cases where commissions or fees cannot be applied. First, in-person transactions carried out by individual users at a branch are exempt, including cash deposits and withdrawals in pesos, as well as the receipt of checks for deposit at branches other than the one where the account is held. This applies regardless of commissions related to check collection or services that require in-person handling, such as check certification and international transfers. Second, cash deposits in pesos into accounts held by individuals or MiPyMEs are exempt, in accordance with the rules on determining the status of such enterprises. Third, no charges can be applied for the contracting or management of insurance policies. Fourth, generating and sending account statements, including virtual statements, must be included in the account maintenance fee and cannot be charged separately. Fifth, no separate charges can be applied for the evaluation, granting, or administration of financing. In addition, charges for appraisals, notary services, or public registry fees associated with granting or canceling financing, such as for the establishment of pledges or mortgages, are not admissible.

Also, fees and charges are not applicable for immediate electronic transfers when: (i) they are ordered by final customers of financial services; (ii) the same individual or entity is the one ordering and receiving the transfer; (iii) they are ordered or received in accounts for judicial use, among others.

Regulations on the “National Payment System - Payment Services” establish that  interchange fees applied by financial entities on the amount of each transaction made with debit, credit, and charge cards they issue must not exceed the following percentages.

Maximum interchange fee for debit card transactions	Maximum interchange fee for credit/charge card transactions
0.60%	1.30%

For the purposes of applying the aforementioned limits, any other mechanism of remuneration or compensation to the issuers, established by acquirers, brand holders, and/or any other intermediaries in payment operations or related activities, that has an object or effect equivalent to that of the interchange fee, is considered part of the interchange fee.

Financial institutions and PSPs (Payment Service Providers) that offer interoperable digital wallet services from which the customer initiates the payment, but have not issued the credit card used, will be entitled to charge the issuer a commission of up to 0.07% of the transaction amount for each transaction.

Maximum term for payments to merchants and providers

By virtue of Communication “A” 6680, effective as of May 1, 2019, the Central Bank established a maximum term of ten business days for financial entities to deposit payments to merchants and suppliers for sales made via credit cards or purchase cards, calculated from the sale date. Furthermore, financial entities shall not charge any fee or interest related to such payment term, nor block this payment mechanism in any way. Financial institutions may not charge merchants any interest or commission related to the specified settlement period. They must also not impede or hinder in any way the use of a single-payment transaction with those cards.

Nevertheless, by virtue of Communication “A” 6680, the Central Bank excluded from the scope of its provisions the credit and/or purchase cards issued to individuals or legal entities that are intended for the payment of purchases with a deferred term or more than one month related to their productive activity, i.e. agricultural o distribution activities.

On the other hand, regulations on the “National Payment System - Payment Services” establish the maximum period for financial entities to credit the amount of each sale made in a single payment (using the credit and/or purchase cards issued by them) to the deposit account opened in the name of the supplier or affiliated merchant, as follows:

(i)	5 business days when: (a) the activity is “service stations and vending outlets,” and (b) the merchant qualifies as a micro or small business and/or is a natural person.
(ii)	8 business days when the merchant qualifies as a micro or small business and/or is a natural person.
(iii)	10 business days for those classified as medium-sized businesses or those in the “accommodation, tourism, gastronomy, or health” sectors (not included in the previous category).
(iv)	18 business days for all other cases.

In all cases, such term shall be counted from the date of the corresponding consumption by the card holder or beneficiary. The financial entities will not be able to charge to the adhered merchants any interest or commission linked to the settlement terms indicated, having to observe the provisions of the rules on “Determination of the condition of micro, small or medium-sized company.” Nor shall they impede or hinder in any way the modality of consumption in a payment with these cards. Pursuant to regulations on the “National Payment System - Payment Services” currently in effect, and as of the date of this annual report, these deadlines remain in effect.

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

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 15, 2025, the value of UVI and UVA are Ps. 1,099.44 and Ps. 1,414.27, respectively.

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

Foreign Currency Lending Capacity

Regulations on “Credit Policy” applicable to the Application of the Loan Capacity of Foreign Currency Deposits establish that the lending capacity from foreign currency deposits must be applied, in the corresponding deposit currency, indiscriminately to the following destinations:

(a)	pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;
(b)	other financing of exports which have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing;
(c)	financing to producers, processors or goods collectors, provided that:
(i)	they have sale contracts for the sale of their goods to an exporter, with a fixed price or fixed in foreign currency -independently of the currency in which the operation is settled- and in the case of fungible goods with quotation, in foreign currency, normal and customary in local or foreign markets, with wide diffusion and easy access to public knowledge;
(ii)	their main activity is the production, processing and / or collection of fungible goods with quotation, in foreign currency, normal and usual in foreign markets, widely disseminated and easy access to public knowledge, and it is found, in the year prior to the granting of financing, a total billing of these goods for an amount that is reasonably related to that activity and its financing; and also operations aimed to finance service providers directly used in exporting process of goods (such as those provided at port terminals, international loading and unloading services, leasing containers or port warehouses, international freights ). This, provided it is verified that the flow of future income linked to sales to exporters registers a periodicity and magnitude that it is enough for the cancellation of the financing and it is verified, in the year prior to the granting of the financing, a billing to exporters for an amount that is reasonably related to that activity and its financing.
(d)	financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that they have full foreign currency guarantees or endorsements from such third parties and/or firm sales contracts in foreign currency and/or in exportable goods;
(e)	financing of suppliers of goods and/or services that are part of the production process of fungibles goods with quotation, in foreign currency, normal and usual in local or foreign markets, widely disseminated and easy access to public knowledge, provided they have firm sales contracts for those goods and/or services in foreign currency and/or on said goods;
(f)	financing of investment projects, working capital and/or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even if exporters' revenues do not come entirely from foreign sales, financing may be allocated as long as the repayment is sufficiently covered by the foreign currency inflows from their exports. Transactions in which financing is granted through the entity's participation in “syndicated loans,” whether with local or foreign entities, are included;

(g)	financing for commercial and commercial portfolio clients of credits for consumption or housing -according to the provisions established in the rules on “Debtor Classification”, whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market;
(h)	foreign currency debt securities or financial trust participation certificates including other payment rights specifically recognized on trust agreements whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above and first sentence of (f), or documents in which cash flows in Pesos or foreign currency have been assigned to the trustee, in foreign currency credit agreements, under the terms and conditions set forth in items mentioned before;
(i)	financings for purposes other than those mentioned in (a) to (d) and (f) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;
(j)	inter-financing loans;
(k)	Central Bank bills (Letras y Notas) denominated in dollars;
(l)	direct investments abroad by companies that reside in Argentina, which seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of Section 1 of Decree No. 589/13 as amended;
(m)	financing of investment projects, including working capital, that allow the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency.
(n)	national treasury bills in foreign currency, up to an amount equivalent to one third of the total of the applications made in accordance with the provisions of this section;
(o)	financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of deposits in foreign currency of the entity;
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

The application of the lending capacity of foreign currency deposits to import-related operations (as provided in items (e), (f), and the portion attributable to these under items (g) and (h)) may not exceed the value determined by the following formula:

Ct x max (Fbase / Cbase ; 0.05)

Where:

•	Ct: Lending capacity for the relevant month.
•	Fbase: Financing of eligible imports corresponding to the August–October 2008 quarter.
•	Cbase: Lending capacity corresponding to the August–October 2008 quarter.

Financing granted to debtors classified as “unrecoverable” and fully provisioned cannot be allocated to the lending capacity of foreign currency deposits.

The lending capacity shall be determined for each foreign currency captured, and is calculated as the sum of deposits and interbank loans received, provided that the lending financial institution has reported them as derived from its foreign currency deposit lending capacity, net of the minimum cash requirement on deposits. The computation of assets and liabilities is based on the monthly average of daily balances (principal and interest) recorded in each calendar month.

Financing is accounted for net of provisions for uncollectible risks, depreciation, and, where applicable, the “portfolio acquisition difference.”

Net shortfalls in application, after deducting cash balances held by financial entities, those held in custody by other institutions, in transit, and in Cash Transport Companies (“TV”), up to the amount of such shortfall, will be subject to an equivalent increase in the minimum cash requirement in the respective foreign currency.

Shortfalls resulting from exchange transactions mandated by the Federal Government cannot be offset by foreign currency purchases. Additionally, deposits in “Special Accounts for Crediting Export Financing” cannot be applied to cash balances in financial entities, custody in other banks, in transit, or in TV.

Regarding foreign currency lending capacity, on February 20, 2025, the Argentine Central Bank issued Communication “A” 8202 which eliminated the provisions of point 1.4. of the “Credit Policy” rules and, as a consequence, certain limitations applicable to loans granted by financial institutions while applying foreign currency resources obtained from their liabilities for financial intermediation are no longer in force.

Foreign Currency Net Global Position

The foreign currency net global position (the “FCNGP”) shall consider all assets, liabilities, commitments and other instruments and transactions through financial intermediation in foreign currency or linked to exchange rate movements, including cash, forward transactions and other derivative contracts, deposits in foreign currency in accounts opened with the Central Bank, gold position, the Central Bank monetary regulation instruments in foreign currency, subordinated debt in foreign currency and debt instruments in foreign currency.

Forward transactions under master agreements executed in local markets authorized by the CNV paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency. The net position amount of transactions involving commodities will be included in the FCNGP. For this purpose, all opposing positions must be netted, regardless of whether they involve different products, maturities, or whether there is a legal possibility of contractual offsetting between them.

The value of the position in currencies other than U.S. dollars shall be expressed in that currency, at the respective exchange rate published by the Central Bank.

Decreases in foreign currency assets, due to the pre-cancellation of local financing to private sector customers, can only offset the FCNGP up to the original term of maturity, accompanied by the net increase in holdings of National Treasury securities in foreign currency.

The secondary market sales of negotiable obligations in foreign currency acquired through primary subscription as from June 9, 2023 will not be subject to the offsetting established in the previous paragraph if the sales occur after 300 calendar days from the primary subscription date.

At the original maturity of local financing in foreign currency, offsetting may occur with the purchase of any foreign currency assets eligible for inclusion in the FCNGP.

When determining a bank’s FCNGP, the following concepts shall be excluded from the calculation:

(i)	deductible assets to determine the Banks’s RPC,
(ii)	the included concepts that the financial entity registers in its branches abroad,
(iii)	Federal government securities in pesos with dual-currency returns,

(iv)	the balances corresponding to the “Special accounts for holders with agricultural activity” and the “Special accounts for exporters”,
(v)	the non-transferable domestic bills of the Central Bank of the Argentine Republic in Pesos settleable at the Reference Exchange Rate Communication “A” 3500 (“LEDIV”) at zero rate (LEDIVs were rendered ineffective through Communication “A” 7898 dated November 30, 2023), and
(vi)	the public and private securities in Pesos adjustable by the exchange rate, provided they do not exceed the net between the deposits referenced in item (iv) and the LEDIV.

Negative FCNGP (liabilities exceeding assets), which corresponds to the monthly average of daily balances converted to pesos at the reference exchange rate of the closing of the month prior to the calculation of this ratio, cannot exceed 30% of the RPC of the previous month.

Net Global Position, which corresponds to the daily balance converted to Pesos at the reference exchange rate of the immediately preceding month, cannot exceed 5% of the RPC of the immediately preceding month. Any variation in this position originating from exchange operations ordered by the Federal Government may only be covered with one of the applications provided in Section 2 of the “Credit Policy” regulations or with foreign currency forward transactions to be settled in pesos.

Cash Position, which corresponds to the spot position, includes the net global foreign currency position as previously defined, minus the following:

(i)	The net position in transactions conducted on a term basis, spot-to-settle, futures, options, and other derivative products. For foreign exchange transactions, only those with an original term greater than 1 business day will be considered.
(ii)	The net position in instruments linked to the evolution of the foreign currency's value (except those accounted for in item d).
(iii)	The positive difference between the cash balances and the foreign currency resource application deficit – as outlined in Section 1.8 of the “Minimum Cash Requirements” regulations – measured as the average of daily accumulated balances up to the date of the spot position calculation, provided the cash in hand does not exceed 10% of the foreign currency deposits measured on the previous business day.
(iv)	Pre-financings of exports whose foreign currency funding, for the same amount, is accounted for as liabilities linked to the evolution of the foreign currency's value.
(v)	The balance of guarantees established for operations with debit, credit, and purchase cards abroad for an amount equivalent to five consecutive days of consumption.

This daily position (daily balance converted to pesos at the reference exchange rate of the closing of the previous month) cannot exceed 0% of the RPC of the previous month.

As of June 18, 2018, the Central Bank allows that the Positive FCNGP may reach up to 30% of the RCP, while the total excess over the general limit originates only as a result of:

(A)	increase in the position in U.S. Treasury bills in U.S. dollars with respect to those held as of June 15, 2018, and/or
(B)	position in U.S. Treasury bills in U.S. dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date.
(C)	increase in the position in National Treasury bills linked to U.S. dollars with respect to those held as of May 13, 2019.

As provided by Communication “A” 7093 (as amended by Communication “A” 7395), it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.

To determine the FCNGP, loans in pesos with a variable return based on the fluctuation of the U.S. dollar exchange rate, agreed until May 27, 2020, will be excluded if they are not covered by term investments with a variable return based on the U.S. dollar exchange rate.

Furthermore, any foreign currency position that financial entities might hold – under the framework established in Communication A 7997 related to the regulations on “Earnings Distributions” – due to the subscription of BOPREAL until credited to non-resident shareholders will also be excluded from the calculation of their FCNGP.

The excesses of these ratios are subject to a charge equal to 1.5 times the rate of the monetary policy To determine the charge, the rate provided by this institution will be applied on the excess amount in pesos, based on the rate for the last business day of the reporting period, or, if unavailable, the most recent one. If excesses occur concurrently in both the net global position and the spot position, the higher charge will apply.

Charges not paid on time will incur an interest penalty during the non-compliance period, calculated at a rate 50% higher than the one applied to the excesses.

In addition to the above-mentioned charge, sanctions set forth in section 41 of the FIL shall apply (including: caution; warning; fine; temporary or permanent disqualification to dispose of a banking current account; temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of surveillance committees, comptrollers, liquidators, managers, auditors, partner or shareholders; and license revocation).).

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

Credit Ratings

Since November 28, 2014, Communication “A” 5671, as amended by Communication “A” 6558, supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company. The criteria outlined in the regulations on “Credit Assessments” will replace the provisions issued by this institution that require a rating from a local credit rating agency, rendering those requirements void. When the provisions require a minimum international risk rating, the criteria will serve as complementary.

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

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories:

(1)	Commercial portfolio. Includes all financing, except for consumer or housing loans.

Loans exceeding Ps. 1,198,966,000, linked to the client's business or productive activity, are classified as commercial. At the entity’s discretion, commercial loans up to Ps. 1,198,966,000 may be grouped with consumer or housing loans, treated as such. Consumer loans are combined with commercial ones to determine classification, with collateral-backed loans weighted at 50%.

This option must apply to the entire portfolio and be outlined in the “Classification and Provision Procedures Manual,” with six months’ notice to the Superintendency for changes.

(2)	Consumer or housing portfolio. Includes:

a.	5.1.2.1. Consumer loans (personal, family, professional, for consumer goods, credit card financing).
b.	Housing loans (purchase, construction, refurbishment).
c.	Microcredit loans – up to Ps. 239,793,200, and microenterprise loans.
d.	Commercial loans up to Ps. 1,198,966,000, with or without preferred collateral, if opted by the entity.

Under the current debt classification system, each customer, as well as the customer’s outstanding debts, are included within sub-categories. The debt classification criteria applied to the consumer loan portfolio are primarily based on objective factors related to customers’ performance of their obligations or their legal standing, while the key criterion for classifying the commercial loan portfolio is each borrower’s paying ability based on their future cash flow.

Clients with no previous credit history with the entity, who later receive financing that does not exceed the amount derived from applying the percentage in section 2.2.5 of the “Minimum Provisions for Uncollectible Risk” regulations to their debt balance, may be classified based only on a projected cash flow analysis.

To ensure compliance with obligations without requiring new financing or refinancing, additional credit facilities will not be considered refinancings if they do not exceed 10% of the limit assigned during the last credit assessment, and if they are in line with normal business operations and the client can meet their other financial obligations. New financings and refinancings related to increased investment due to business expansion are also excluded, provided the projected cash flow supports full repayment of obligations.

Refinancings granted to agricultural producers under the Agricultural Emergency Law will not count as refinancing for classification purposes. However, the projected cash flow at the end of the emergency period must be considered, and the classification cannot improve based on the client's pre-emergency situation, nor extend beyond the emergency period.

Commercial Loans – Regulatory Classification

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

Classification	Criteria
Subject to special Monitoring / Special Treatment

For refinancings granted for the first time within the calendar year, once the first installment is paid, the client may be reclassified to this category only once. After this refinancing, only the overdue obligations will be considered for classification purposes.

Subsequent refinancings will be treated under the general provisions outlined in these regulations.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With High Risk of Insolvency	The client's cash flow analysis indicates that it is highly unlikely they will be able to meet all of their financial obligations.

Irrecoverable

The debts of clients in this category are considered uncollectible. Although these assets may have some recovery value under certain future circumstances, their uncollectibility is evident at the time of analysis. The borrower will not meet its financial obligations with the financial institution.

Indicators of Uncollectibility

(A) The client has a poor financial situation, with suspended payments, bankruptcy, or filing for bankruptcy, and is forced to sell significant assets at a loss. The cash flow does not cover production costs.

(B) The client has been overdue for more than a year, with capital and interest refinanced, and financed operational losses. Refinancing will not interrupt the delinquency period unless overdue obligations are fully settled. If at least 15% of refinanced obligations and all accrued interest are paid, the debtor may be reclassified to a higher category.

(C) The client has incompetent and/or dishonest management, or has the potential for fraudulent acts, with no internal control.

(D) The client has inadequate information systems, making it impossible to accurately assess their financial situation, with unreliable and outdated information.

(E) The client operates in an industry in decline or requiring widespread restructuring.

(F) The client is in the lowest segment of their industry, unable to compete, and has outdated, unprofitable technology.

(G) Clients with overdue obligations over 180 days, according to the Central Bank's “List of Irregular Debtors,” including liquidated entities and certain financial entities.

(H)  Foreign financial entities or non-resident borrowers failing to meet the “Credit Evaluation” criteria must have an international risk rating of “investment grade.”

(I) Private sector clients whose debt exceeds 2.5% of the entity’s computed equity or Ps. 599.483.000, and who have not submitted an affidavit regarding their relationship with the intermediary financial institution. This also applies to clients not evaluated regularly, unless exempted under specific circumstances (e.g., ongoing bankruptcy proceedings).

Consumer and Housing Loans – Regulatory Classification

The principal criterion used in the assessment of loans in the consumer and housing portfolio is the duration of the default on such loans. Under the Central Bank rules, consumer and housing borrowers are classified as follows:

Classification	Criteria(2)
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk / Under observation	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Low Risk / Special Treatment

For refinancings granted for the first time within the calendar year, once the first installment is paid, the client may be reclassified to this category only once. After this refinancing, only overdue obligations will be considered for classification purposes. Subsequent refinancings will be subject to the general treatment outlined in these provisions.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable

This category includes clients who are insolvent or in bankruptcy with little or no chance of credit recovery, or who have overdue payments exceeding one year.

It also includes clients undergoing judicial management, or those who have requested preventive bankruptcy or extrajudicial preventive agreements, even if there is a chance of credit recovery, once more than 540 days of overdue payments have passed.

Clients whose debts have been refinanced through periodic payment obligations (monthly or bimonthly) may be reclassified to the next higher level if they have made timely payments or have arrears not exceeding 31 days for three consecutive installments, or, in the case of lump-sum payments, bimonthly or irregular payments, if at least 15% of their refinanced obligations (principal) have been paid.

A refinanced debtor who meets the above conditions may be reclassified to the next higher level if, additionally, the rest of their debts meet at least the requirements for that level.

If a debtor classified in this category has refinanced their debt—regardless of whether they have paid the required installments or percentage—and has received additional credit as outlined in point Section.2.5 of the “Minimum Provisions for Uncollectibility Risk” guidelines, and if such additional financing remains unpaid, they must remain in this category for at least 180 days from the date the additional credit was granted or the refinancing agreement was made.

This category also includes clients who meet the conditions outlined below:

(a) Clients with overdue obligations over 180 days, according to the Central Bank's “List of Irregular Debtors,” including liquidated entities and certain financial entities.

(b) Foreign financial entities or non-resident borrowers failing to meet the “Credit Evaluation” criteria must have an international risk rating of “investment grade.”

(b) Private sector clients whose debt exceeds 2.5% of the entity’s computed equity or the reference amount in section 3.7., and who have not submitted a sworn statement regarding their relationship with the intermediary financial institution. This also applies to clients not evaluated regularly, unless exempted under specific circumstances (e.g., ongoing bankruptcy proceedings).

Minimum Credit Provisions

Unless otherwise indicated, the financial regulations described in this section have been prepared in accordance with Central Bank regulations. IFRS differs in certain aspects from Central Bank regulations. See Item 5B. “Critical accounting policies”.

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
1. Normal situation	1%	1%
2. With special monitoring / Low risk
Under observation	3%	5%
Under negotiation or refinancing agreement	6%	12%
Special treatment	8%	16%
3. With problems / Medium Risk	12%	25%
4. With high risk of insolvency / High Risk	25%	50%
5. Irrecoverable	50%	100%

The Superintendency may require additional provisioning if it determines that the current level is inadequate.

In accordance with Central Bank regulations financial entities are required to develop procedures for the analysis of the credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of its situation concerning objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for Classification and Allowances” which shall be permanently available for the Superintendency. The frequency of the review of existing classifications must answer to the importance considering all facilities. The classification analysis shall be duly documented.

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place:

(i)	On a quarterly basis, with respect to individually considered clients whose financing at any point is equivalent to 5% or more of the RPC or the financial trust assets for the month preceding the end of the respective period, depending on whether the client is an entity or a financial trust. For these purposes, the group of connected counterparties shall be treated as a single client;

(ii)	On a semi-annual basis, with respect to individually considered clients whose financing at any point is between 1% (or the equivalent of Ps. 1,198,966,000, whichever is lower) and less than 5% of the RPC or the financial trust assets for the month preceding the end of the respective period, depending on whether the client is an entity or a financial trust. For these purposes, the group of connected counterparties shall be treated as a single client.

At the close of the first calendar semester, the review must cover at least 50% of the total commercial portfolio, including clients referred to in section 6.3.1. Therefore, to meet this percentage, the review must also include clients whose financing is below 1% of the mentioned RPC or financial trust assets (or the equivalent of Ps. 1,198,966,000), proceeding in decreasing order based on the magnitude of their financing.

(iii)	During the fiscal year, in other cases, the review must cover the entire commercial portfolio by the end of the period.

In addition to the minimum frequency outlined above, the classification must be reviewed – with a reasoned record of the decision made in the client's file – and, if necessary, amended whenever any of the following circumstances occur:

1.	Modification of any of the objective classification criteria arising from these regulations (e.g., terms of delinquency, legal status of the client or their debts, compliance with refinancings, and requests for refinancing of obligations).
2.	A negative change in the client’s classification in the “Central de Deudores del Sistema Financiero”, downgrading it to a lower degree than the one assigned by the entity, by at least another financial entity or trust whose claims represent at least 10% of the total reported by all creditors.
3.	Notification of the Superintendency’s final determination regarding the adjustment of provisions, as indicated by inspection activities.
4.	When there is a discrepancy of more than one level between the classification given by the financial entity and those assigned by at least two other entities or financial trusts in categories lower than the one assigned by the entity, with their combined claims representing at least 20%, but less than 40%, of the total reported by all creditors, according to the latest available information from the “Central de Deudores del Sistema Financiero.”

The reassessment must be immediate for clients whose covered financing equals or exceeds 1% of the entity’s computable net worth or the trust’s assets, from the month prior to the occurrence of any of the circumstances mentioned, or the equivalent of Ps. 599,483,000, whichever is lower, and within three months for all other included clients.

Allowances for Loan Losses

Grupo Supervielle recognises the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgments of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

In Note 1.11 to our audited consolidated financial statements, provides more detail of how the expected credit loss allowance is measured.

Priority Rights of Depositors

Under Section 49 of the FIL, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the FIL, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), items i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

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

Mandatory Deposit Insurance System

Law No. 24,485, passed on April 12, 1995, as amended, created a Deposit Insurance System, or “SSGD”, which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of section 49 of the FIL, as mentioned above.

The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD,” managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, (Deposit Insurance Corporation, or “SEDESA”). According to Decree No. 1292/96, the shareholders of SEDESA are the government through the Central Bank and a trust set up by the participating financial entities. These institutions must pay into the FGD a monthly contribution determined by Central Bank regulations. The SSGD is financed through regular and additional contributions made my financial entities, with the additional contribution differentiated based on factors such as the rating assigned by the Superintendency, the ratio of excess computable equity responsibility relative to the minimum capital requirement, and the quality of the active portfolio, with the additional contribution not exceeding the normal contribution.

Financial entities must make regular monthly contributions to the FGD equivalent to 0.015% of their monthly average daily balances of the deposits listed in the following paragraph, recorded in the second month prior to the contribution. The Central Bank may require an advance contribution of up to the equivalent of twenty-four (24) minimum normal contributions, with a notice period of no less than thirty calendar days, to cover the FGD's resource needs. The first contribution was made on May 24, 1995.

The Central Bank may also require financial entities to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial entities deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions, as described above.

The SSGD’s coverage applies to deposits in pesos and foreign currency made in participating entities in the form of: current accounts, demand accounts opened in Cooperative Credit Unions, savings accounts, fixed-term deposits, salary/social security accounts, basic, universal free, and special accounts, term investments, and immobilized balances derived from the above concepts.

The SSGD does not cover: (i) deposits and term investments in transferable paper acquired through endorsement, even if the last endorsee is the original depositor; (ii) demand deposits with interest rates exceeding the reference rate, and term deposits or investments exceeding 1.3 times the reference rate or the reference rate plus 5 percentage points, as well as those influenced by additional incentives; (iii) deposits from financial entities in other intermediaries, including those acquired through secondary market transactions; (iv) deposits made by related parties to the entity, as defined in the “Large Credit Risk Exposures” regulations; (v) fixed-term deposits in securities, acceptances, or guarantees; (vi) immobilized balances from excluded deposits or transactions; (vii) term deposits and investments structured through Electronic Certificates for Deposits and Term Investments (CEDIP) transmitted after the issuing financial entity falls under the conditions outlined in Section 49 of the Central Bank’s Organic Charter or Section 35 bis of the FIL.

The guarantee will cover the return of the deposited capital, interest, adjustments (based on the Reference Stabilization Coefficient, “CER,” for UVA deposits and the Construction Cost Index, “ICC”, for UVI deposits), and exchange rate differences, up to a limit of Ps.25,000,000, accrued until the date of revocation of the authorization or suspension of the entity under Article 49 of the Central Bank’s Organic Charter. For accounts held by two or more individuals, the guarantee limit will be $25,000,000, distributed proportionally among the account holders.  The total guarantee for any individual, including accumulated accounts and deposits covered by this scheme, will not exceed the $25,000,000 limit.

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

When the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of the total deposits of the financial system, whichever is greater, the Central Bank may suspend or reduce the obligation to make contributions to the FGD, reinstating the obligation in whole or in part when the contributions subsequently fall below that level.

Other Restrictions

Pursuant to the FIL, financial institutions cannot create any kind of liens over their assets without the Central Bank’s authorization. Furthermore, in accordance with section 72 of Capital Markets Law, publicly offered companies are forbidden to enter into transactions with their directors, officers or affiliates in terms more favorable than arms-length transactions.

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

On September 9, 2013, the CNV published Resolution No. 622/2013 (the “CNV Rules”) supplementing the Capital Markets Law. On May 9, 2018, the Argentine Congress approved the Argentine Productive Financing Law No. 27,440, which modernized and completed the legal framework of the Argentine capital markets. Law No. 27,440 amended the legal framework of the capital markets (Law No. 26,831), mutual funds (Law No. 24,083), negotiable obligations (Law No. 23,576), the Argentine Civil and Commercial Code (Law No. 26,994, as amended from time to time), financing of housing and construction (Law No. 24,441), the subjects obliged to report on concealing and asset laundering of criminal origin in the capital market framework (Law No. 25,246), and the tax relief regime for the purchase of private securities (Law No. 20,643).

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

Holding Companies

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial entities which are controlled by non-financial entities (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements (see “Argentine Banking Regulation—Liquidity and Solvency Requirements— Minimum Capital Requirements”), the Major Exposure to Credit Risk regulations (see “Argentine Banking Regulation—Credit Risk Regulation — Large Exposures”), the Liquidity Coverage Ratio (see “Argentine Banking Regulation— Liquidity Coverage Ratios”) and the Net Stable Funding Ratio (see “Argentine Banking Regulation—Liquidity Parameters—Net Stable Funding Ratio”) on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

Additionally, Group “A” financial institutions may not grant direct or indirect financial assistance of any kind to its holding company whenever it is a non-financial institution.

Fintech Regulations

The Central Bank issued Communication “A” 6885 (as amended from time to time, regulations on “Payment Service Providers”), by means of which it regulates certain aspects of Fintech operations. Through these communications, PSPs as defined as legal entities that, although not classified as financial entities, perform at least one function within a retail payment system, as part of the broader framework of the national payment system.

By means of these rules, PSPs operations are regulated and a specific registry for them was created. Entities that are not eligible to operate as PSPs include legal entities that are not regularly incorporated in the country, or those that, while incorporated abroad as private legal entities, have failed to meet the requirements outlined in the General Corporations Law No. 19,550 and its amendments, specifically regarding the regular exercise of activities within their corporate purpose in Argentina. Additionally, entities recognized by the CNV as markets, clearinghouses, or any other type of agents are excluded from operating as PSPs. Furthermore, legal entities whose shareholders, voting rights, or governing and supervisory bodies involve individuals who fall under the provisions of sections a), b), d), e), or f) of Article 10 of the Financial Entities Law, or who have been convicted of crimes such as property offenses, public administration crimes, economic and financial offenses, or offenses against public faith, including violations of privacy or association crimes, are also disqualified. However, this does not apply to shareholdings acquired in securities markets that do not exceed 20% of the capital or voting rights.

Regarding the registry, regulations on “Payment Service Providers” stipulate that PSPs performing the functions outlined below are required to register in the 'Payment Service Providers Registry' managed by the Superintendency:

1.	Virtual Account Provision: provision of virtual accounts for performing debits and credits within a payment scheme. The accounts offered by PSPs are referred to as payment accounts; these are freely available accounts in pesos that allow for the ordering and receiving of payments. PSPCPs may allow for these accounts to have more than one holder.
2.	Acceptance: Enroll merchants into payment schemes with transfers. This includes, among other tasks, facilitating the mechanisms to initiate payments, transmitting payment order information to the administrator or other participants of the scheme, and, if authorized, confirming the operations.
3.	Initiation (registration is required only if they provide digital wallet services): Send a valid payment instruction at the request of a payer to the provider of a payment account (or a sight account) or to the issuer of the payment instrument.
4.	ATM Networks: Manage transactions ordered through ATMs.
5.	Electronic Funds Transfer Networks (processing or operation): Transmit electronic instructions for fund movements between financial entities and, where applicable, notify the PSP providing payment accounts of the credits to their sight accounts so that it can proceed with the fulfillment of the transfer function.
6.	Acquiring: Enroll merchants into payment schemes with cards. This includes, among other tasks, facilitating the mechanisms to initiate payments, transmitting payment order information to the administrator or other participants of the scheme, and, if authorized, confirming the operations.
7.	Aggregation or Sub-acquiring: Provide merchants with access to payment schemes that the aggregator has contracted with one or more acquirers, using the aggregator's or sub-acquirer's merchant identifier (ID), which acts as the receiving customer of the funds from the settlement of various payment schemes.
8.	Non-Banking Collection Companies for Taxes and/or Services: Provide payment and/or collection services for taxes and/or services on behalf of third parties through agent networks, using cash and/or payment instruments.

PSP regulations establish that all funds credited to payment accounts offered by PSPCPs shall be (i) available at all times, for an amount at least equivalent to the one credited in the payment account; (ii) deposited in Pesos, in on-sight accounts in Argentine financial entities; and (iii) on an independent on-sight account from the one used for trading for own account (e.g.: creditor or salary payments).

Any breach of the rules as set on the abovementioned communication is submitted to the sanctions of the FIL.

By means of Communication “A” 7156, the Central Bank extended the application of the provisions of the FIL to “Other non- financial credit providers” covered by the rules on “Non-financial credit providers”, and among other measures, it provided that as from February 1, 2021, other non-financial credit providers and non-financial companies issuing credit and/or purchase cards will be subject to the provisions set forth in the rules on “Protection of financial services users”, for the financing they grant.

On February 24, 2022, the Central Bank issued Communication “A” 7462 (as amended from time to time) providing for the creation of the “Register of interoperable digital wallets” and establishing that any PSP wishing to provide a digital wallet service that allows making transfer payments initiated by reading QR codes must be registered therein. In addition, it defines a “digital wallet” service as the service offered by a financial institution or payment service provider (PSP) through an application on a mobile device or web browser that must allow making payments with transfer (PCT) and/or with other payment instruments.

Pursuant to Communication “A” 7593, the Central Bank amended the rules on “Protection of Financial Services Users” to include Payment Service Providers that offer payment accounts and Payment Service Providers that perform the function of initiation and provide the digital wallet service among the obligated parties.

On the other hand, as regards the rules on “Payment Service Providers”, it establishes that they must submit a compliance report prepared by professionals or associations of licensed professionals, which must be prepared in accordance with the model to be established from time to time, and verify compliance with the rules issued by the Central Bank that are applicable according to the type of provider in question and submitted to the Superintendency on an annual basis.

By means of Communication “A” 7783, the Central Bank approved the rules on “Minimum requirements for the management and control of technology and information security risks associated with digital financial services” applicable to both PSPCP and financial entities.

Gender Parity Requirements

On September 3, 2020, by means of Communication “A” 7100 (as amended from time to time), the Central Bank amended the rules on “Guidelines for Corporate in Financial Institutions” (Lineamientos para el gobiernos societario en entidades financieras) to include a requirement of gender parity.

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

Anti-Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction Financing Regime

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

On April 13, 2000, the Argentine Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/CTF/CPF Law”), which created at the national level the Anti- Money Laundering, Counter- Terrorist Financing and the Financing of Proliferation of Weapons of Mass Destruction Regime (“AML/CTF/CPF Regime”), criminalizing money laundering, creating and designating the Financial Information Unit (“UIF”, for its acronym in Spanish) as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Argentine Ministry of Justice, and its mission is to prevent and deter the crimes of money laundering, terrorist financing and proliferation of weapons of mass destruction.

The following are certain provisions relating to the AML/CTF/CPF Regime established by the AML/CTF/CPF Law, including regulations issued by the UIF, the CNV and the Central Bank. It is recommended that holders consult their own legal advisors and read the AML/CTF/CPF Law and its complementary regulations.

Money Laundering, Terrorist Financing and Proliferation of Weapons of Mass Destruction in the Argentine Criminal Code

Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, provided that their value exceeds the sum of 150 Minimum, Vital, and Mobile Wages at the time of the events (as of the date of this annual report, this equals Ps.44,524,800), either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

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

These provisions shall apply even if the preceding criminal offence was committed outside the scope of applicability of this Code, insofar as the criminal offence was also punishable in the place where it was committed.

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

Terrorist Financing and Proliferation of Weapons of Mass Destruction Financing

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

The penalty for this offense is imprisonment for a term of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the illicit transaction. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

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

Reporting Subjects Obliged to Inform and Collaborate with the UIF

The AML/CTF/CPF Regime, in line with international AML/CTF/CPF standards, not only designates the UIF as the agency in charge of preventing money laundering, terrorism financing and proliferation of weapons of mass destruction. It also imposes obligations on various public and private sector entities and individuals, designated as Reporting Subjects ( “Sujetos Obligados”), to inform and collaborate with the UIF.

In accordance with the AML/CTF/CPF Law and its regulations, the Reporting Subjects before the UIF, include among others:

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

(v)

government organizations such as the Central Bank, the Customs Collection and Enforcement Agency (“ARCA,” as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN,” as per its acronym in Spanish), the CNV and the IGJ; and

(vi)	professionals in economic sciences, lawyers and notaries public, when they are involved in certain transactions.

The Reporting Subjects have the following duties:

(i)	obtaining documents that indisputably prove the identity, legal status, domicile and other relevant information, about their clients’ operations (“know your customer” policy);
(ii)	reporting any suspicious events or transactions. For the purposes of the AML/CTF/CPF Law, suspicious transactions are those that, , appear unusual, lack economic or legal justification, or are unusually or unjustifiably complex, whether conducted once or repeatedly (regardless of their amount);
(iii)	refraining from disclosing to customers or third parties any actions taken in compliance with the AML/CTF/CPF Law;
(iv)	registering before the UIF;
(v)	documenting procedures for the prevention of money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction establishing internal manuals that reflect the tasks to be developed with a risk based approach;
(vi)	appointing compliance officers within the governing body who shall be responsible before the UIF (in case the obliged entity is an individual, such individual will be considered the compliance officer);
(vii)	obtaining information and determining the purpose and nature of the relationship with the client;
(viii)	determining the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions;
(ix)	carriyng out due diligence procedures to (i) determine the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions, and (ii) review transactions during the course of the relationship with the client;
(x)	identifying the individuals who exercise functions of management and representation of the client and those who have powers of disposition;
(xi)	adopting specific measures to mitigate the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction;
(xii)	having appropriate risk management systems in place to determine whether the client or final beneficial owner is a politically exposed person;
(xiii)	determining the source and legality of funds; and
(xiv)	keeping, for ten (10) years, all necessary records of transactions, client files and business communications.

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

Pursuant to Annex I of Resolution No. 61/2023 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CTF/CPF procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CTF/CPF Regime established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 14/2023 and 78/2023, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering, financing of terrorism and proliferation of weapons of mass destruction.

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

Asset Freezing Regime

Decree No. 918/2012 (amended by Decree No. 278/2024) establishes the procedures for preventing the disposal of assets linked to terrorism and proliferation financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Decree 278/2024 amended Decree 918/2012 aiming to strengthen the current regulatory and institutional framework regarding compliance with international standards, particularly FATF Recommendation 6, as well as United Nations Security Council resolutions. The new decree partially modifies the definitions of administrative freezing of assets and funds and incorporates the definition of the term to specify that the implementation of this measure must be immediate. Additionally, it extends the obligation to freeze assets or other assets related to suspicious terrorism financing operations to all Reporting Subjects, without delay and without prior notice. The Decree also establishes that the UIF, through the Egmont Group, may request cooperation from third countries to administratively freeze assets or other assets of individuals or entities in accordance with United Nations Security Council Resolution 1373 (2001).

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

Politically Exposed Persons

Resolution No. 35/2023 (lastly amended by Resolution No. 192/2024), establishes the rules that Reporting Subjects must follow regarding clients that are Politically Exposed Persons (“PEP”).

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

In accordance with such law, the Board of Directors has approved a Corruption and Anti-Bribery Policy that sets forth the ethical and compliance standards regarding officer corruption practices, under the scope of the Corporate Criminal Liability Law and the applicable international laws. The Board of Directors expressly prohibits this kind of practices and applies the same criterion in similar cases where private sector individual acts as counterparty.

In turn, the Board of Directors has implemented a Code of Conduct applicable to all employees, contractors, suppliers and agents, with the prohibitions, restrictions and conditions imposed upon them under the Integrity Program approved by us, which was previously discussed by the Appointment and Corporate Government Committee.

Item 4.COrganizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this annual report:

	Jurisdiction of	Name under which the subsidiary does
Subsidiary	incorporation	business
Banco Supervielle S.A.	Argentina	Supervielle
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management / Premier
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U. (1)	Argentina	IOL invertironline
Portal Integral de Inversiones S.A.U. (1)	Argentina	IOL invertironline / IOL inversiones / IOL Academy
Supervielle Productores Asesores de Seguros S.A.	Argentina	Supervielle Broker de Seguros
Supervielle Agente de Negociación S.A.U.	Argentina	Supervielle Agente de Negociación
Bolsillo Digital S.A.U.	Argentina	N/A
Sofital S.A.U.F. e I.	Argentina	N/A
IOL Holding S.A.	Uruguay	N/A
IOL Agente de Valores S.A. (1)	Uruguay	N/A

(1)   InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U.  and IOL Agente de Valores S.A. are  subsidiaries of IOL Holding S.A.

Banco Supervielle S.A.

We own 97.12% of the share capital of the Bank and Sofital owns 2.79%. The Bank is a universal commercial bank and our largest subsidiary. The Bank on an individual basis accounted for 94.6% of our total assets as of December 31, 2024. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail, corporate and institutional customers.

According to the information published by the Central Bank, as of December 31, 2024 we were one of the top 10 private banks in the Argentine financial system in terms of outstanding amount of loans and deposits. In terms of deposits, we had an estimated market share of 2.7% of daily average deposits in December 2024, ranking eighth among the total private banks in the Argentine financial system and eleventh among total banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.9% as of daily average loans in December 2024, ranking seventh among the total private banks in the Argentine financial system and ninth among total banks in the Argentine financial system. As of December 31, 2024, the Bank on a consolidated basis had total assets of Ps.4,292 billion, a total loan portfolio of Ps.2,168 billion and total deposits of Ps.3,174 billion, and its attributable shareholders’ equity amounted to Ps.668.4 billion. For more information regarding the Bank’s business performance, see “—Business Segments.”

Espacio Cordial de Servicios S.A.

Espacio Cordial was created in October 2012 and began operating in December 2012. Espacio Cordial provides non-financial services in Argentina related to insurance, tourism, health care services, security and other contemplated in the bylaws of this business unit. We have direct service channels across the Bank’s branches located in Argentina. With respect to indirect channels, we reach open market customers through digital channels and third-party distributors.

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

Through Supervielle Seguros, the Company offers a wide range of insurance products to its clients. These are marketed through our network of branches, across various digital channels, and through the insurance specialized sales force which is focused on two major customer segments: Senior Citizens, and small businesses and SMEs.

For more information regarding the Supervielle Seguros’ business performance, see “—Business Segments.”

Supervielle Productores Asesores de Seguros S.A.

On December 21, 2018, we created Supervielle Productores Asesores de Seguros and began to operate in the second half of 2019. Its purpose is to offer a wide range of products to clients in the small businesses, SMEs, and medium and large corporates segments, ensuring adequate coverage for their risks at competitive prices with the leading insurers in the market. As of the date of this annual report, the Company’s commercial focus on corporate insurance is on offering occupational risk administrator services, fleet, integral commerce, surety, and agricultural insurances, among others. We directly own 95.24% and indirectly own 100.0% of the share capital of Supervielle Productores Asesores de Seguros.

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

For information regarding Supervielle Asset Management’s business performance, see “—Business Segments.”

Invertironline S.A.U. and Portal Integral de Inversiones S.A.U.

IOL invertironline is a digital online broker established 24 years ago that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

IOL invertironline offers investment alternatives in the Argentine stock market and in the United States and provides our customers with education tools on financing matters.

We indirectly own 100% of the share capital of InvertirOnline and Portal Integral de Inversiones S.A.U. through IOL Holding.

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

On May 14, 2024, Grupo Supervielle transferred all the shares of InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. to IOL Holding and the shareholders’ meeting of IOL Holding approved the capitalization of the liabilities arising from the transfer. On May 15, 2024, Grupo Supervielle made a capital contribution to IOL Holding in cash in the amount of U.S.$7.7 million.

Sofital S.A.U.F. e I.

Sofital is a holding company that owns shares of the same companies owned by Grupo Supervielle. As of the date of this annual report, Sofital holds 2.7784% of the capital stock of the Bank, 5.0% of the capital stock of Cordial Servicios, 5.0% of the capital stock of Supervielle Seguros, 5.0% of the capital stock of SAM, 4.75903% of Supervielle Productores Asesores de Seguros and 0.0001% of IOL Holding. On March 19, 2024, our ordinary and extraordinary shareholders’ meeting approved the change of the legal status of Sofital to private single-entity limited company (“sociedad anónima unipersonal” or “S.A.U.”).

Item 4.DProperty, plants and equipment

The Bank owns 6,053 square meters of office space at Reconquista 330 and at San Martin 344 in Buenos Aires and Mendoza, for management, administrative and other commercial purposes and for central area personnel. The Bank also owns 15,196 square meters for retail branch properties in Mendoza, Córdoba, San Luis and Buenos Aires, and 639 square meters and 3,309 square meters of land in the City of San Luis and in the City of Mendoza, respectively.

Supervielle Seguros owns 1,953 square meters of office space located at Reconquista 330 in Buenos Aires.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024			2023			2022
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	1,002,968,351	690,710,878	68.9%	497,171,064	447,707,298	90.1%	465,136,692	217,542,578	46.8%
Pesos	925,785,639	664,707,955	71.8%	347,502,470	320,076,269	92.1%	374,701,781	193,531,035	51.6%
Dollars	77,182,712	26,002,923	33.7%	149,668,594	127,631,029	85.3%	90,434,911	24,011,543	26.6%
Securities Issued by the Central Bank	4,739,737	4,721,893	99.6%	990,065,385	916,059,821	92.5%	1,384,734,308	737,377,300	53.3%
Pesos	2,203,496	4,721,893	214.3%	984,967,298	916,059,821	93.0%	1,384,734,308	737,377,300	53.3%
Dollars	2,536,241	—	—%	5,098,087	—	—%	—	—	—%

	Year ended December 31,
	2024			2023			2022
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Investment Portfolio	1,007,708,088	695,432,771	69.0%	1,487,236,449	1,363,767,119	91.7%	1,849,871,000	954,919,878	51.6%
Pesos	927,989,135	669,429,848	72.1%	1,332,469,768	1,236,136,090	92.8%	1,759,436,089	930,908,335	52.9%
Dollars	79,718,953	26,002,923	32.6%	154,766,681	127,631,029	82.5%	90,434,911	24,011,543	26.6%
Loans
Loans to the Financial Sector	8,946,788	3,626,147	40.5%	5,277,190	2,823,071	53.5%	1,370,592	580,877	42.4%
Pesos	8,942,873	3,626,147	40.5%	5,180,037	2,822,912	54.5%	1,087,651	547,079	50.3%
Dollars	3,915	—	—%	97,153	159	0.2%	282,941	33,798	11.9%
Overdrafts	145,925,289	83,226,140	57.0%	103,169,126	96,710,555	93.7%	87,075,894	51,111,510	58.7%
Pesos	145,908,907	83,226,140	57.0%	103,169,126	96,710,555	93.7%	87,071,497	51,111,510	58.7%
Dollars	16,382	—	—%	—	—	—%	4,397	—	—%
Promissory notes	184,266,346	93,035,284	50.5%	193,073,474	146,926,625	76.1%	296,780,797	139,431,514	47.0%
Pesos	181,695,118	92,957,292	51.2%	191,732,492	146,867,885	76.6%	295,651,697	139,379,956	47.1%
Dollars	2,571,228	77,992	3.0%	1,340,982	58,740	4.4%	1,129,100	51,558	4.6%
Mortgage loans	170,089,141	145,917,120	85.8%	152,838,348	135,796,467	88.8%	171,973,859	122,835,538	71.4%
Pesos	170,089,141	145,917,120	85.8%	152,838,348	135,796,467	88.8%	171,973,859	122,835,538	71.4%
Dollars	—	—	—%	—	—	—%	—	—	—%
Automobile and Other Secured Loans	99,773,751	56,906,745	57.0%	44,835,494	27,383,291	61.1%	53,196,570	28,576,191	53.7%
Pesos	99,773,751	56,906,745	57.0%	44,835,494	27,383,291	61.1%	53,196,570	28,576,191	53.7%
Dollars	—	—	—%	—	—	—%	—	—	—%
Personal Loans	160,164,537	117,122,816	73.1%	174,519,636	144,712,780	82.9%	302,701,027	200,661,520	66.3%
Pesos	160,164,537	117,122,816	73.1%	174,519,636	144,712,780	82.9%	302,701,027	200,661,520	66.3%
Dollars	—	—	—%	—	—	—%	—	—	—%
Corporate Unsecured Loans	257,173,133	151,610,849	59.0%	271,566,323	209,330,644	77.1%	263,303,214	110,432,628	41.9%
Pesos	257,173,133	151,610,849	59.0%	271,566,323	209,330,644	77.1%	263,303,214	110,432,628	41.9%
Dollars	—	—	—%	—	—	—%	—	—	—%
Credit Card Loans	175,508,296	49,361,823	28.1%	227,482,163	91,472,208	40.2%	352,410,508	99,889,932	28.3%
Pesos	170,107,036	49,361,821	29.0%	221,118,298	91,472,103	41.4%	343,219,112	99,889,457	29.1%
Dollars	5,401,260	2	—%	6,363,865	105	—%	9,191,396	475	—%

	Year ended December 31,
	2024			2023			2022
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Receivables from Financial Leases	69,801,710	27,419,703	39.3%	61,883,600	38,910,900	62.9%	76,874,177	31,059,131	40.4%
Pesos	67,254,042	27,042,735	40.2%	56,437,370	38,126,751	67.6%	66,869,248	30,427,335	45.5%
Dollars	2,547,668	376,968	14.8%	5,446,230	784,149	14.4%	10,004,929	631,796	6.3%
Total Loans excl. Foreign trade and U.S.$.loans	1,271,648,991	728,226,627	57.3%	1,234,645,354	894,066,541	72.4%	1,605,686,638	784,578,841	48.9%
Pesos	1,261,108,538	727,771,665	57.7%	1,221,397,124	893,223,388	73.1%	1,585,073,875	783,861,214	49.5%
Dollars	10,540,453	454,962	4.3%	13,248,230	843,153	6.4%	20,612,763	717,627	3.5%
Foreign Trade Loans and U.S.$.loans	188,577,196	9,591,092	5.1%	85,647,587	6,925,017	8.1%	133,424,871	8,732,829	6.5%
Pesos	—	—	—%	—	—	—%	—	1	—%
Dollars	188,577,196	9,591,092	5.1%	85,647,587	6,925,017	8.1%	133,424,871	8,732,828	6.5%
Total Loans	1,460,226,187	737,817,719	50.5%	1,320,292,941	900,991,558	68.2%	1,739,111,509	793,311,670	45.6%
Pesos	1,261,108,538	727,771,665	57.7%	1,221,397,124	893,223,388	73.1%	1,585,073,875	783,861,215	49.5%
Dollars	199,117,649	10,046,054	5.0%	98,895,817	7,768,170	7.9%	154,037,634	9,450,455	6.1%
Repo transactions	437,217,958	431,072,078	98.6%	603,910,624	485,599,764	80.4%	145,283,088	71,888,189	49.5%
Pesos	437,217,958	431,072,078	98.6%	603,910,624	485,599,764	80.4%	145,283,088	71,888,189	49.5%
Dollars	—	—	—%	—	—	—%	—	—	—%
Total Interest-Earning Assets	2,905,152,233	1,864,322,568	64.2%	3,411,440,014	2,750,358,441	80.6%	3,734,265,597	1,820,119,737	48.7%
Pesos	2,626,315,631	1,828,273,591	69.6%	3,157,777,516	2,614,959,242	82.8%	3,489,793,052	1,786,657,739	51.2%
Dollars	278,836,602	36,048,977	12.9%	253,662,498	135,399,199	53.4%	244,472,545	33,461,998	13.7%

	Year ended December 31,
	2024			2023			2022
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Non Interest-Earning Assets
Cash and due from banks	614,950,752			441,261,265			467,479,441
Pesos	217,497,727			177,294,052			237,711,674
Dollars	397,453,025			263,967,213			229,767,767
Premises and equipment and miscellaneous and intangible assets and unallocated items	326,540,795			323,107,629			344,632,806
Pesos	326,540,795			323,107,629			344,632,806
Dollars	—			—			—
Allowance for loan losses	(38,073,779)			(53,861,219)			(92,866,604)
Pesos	(34,481,255)			(49,254,281)			(83,587,733)
Dollars	(3,592,524)			(4,606,938)			(9,278,871)
Other assets	220,498,395			344,606,691			358,589,979
Pesos	211,866,651			333,335,768			350,054,081
Dollars	8,631,744			11,270,923			8,535,898

	Year ended December 31,
	2024			2023			2022
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Non Interest-Earning Assets	1,135,968,193			1,055,114,366			1,077,835,622
Pesos	733,475,948			784,483,168			848,810,828
Dollars	402,492,245			270,631,198			229,024,794
Total Assets	4,041,120,426			4,466,554,380			4,812,101,219
Pesos	3,359,791,579			3,942,260,684			4,338,603,880
Dollars	681,328,847			524,293,696			473,497,339

	Year ended December 31,
	2024			2023			2022
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
LIABILITIES
Interest-Bearing Liabilities
Special Checking Accounts	1,050,850,218	389,254,686	37.0%	1,166,179,952	816,240,365	70.0%	1,196,912,752	459,886,100	38.4%
Pesos	810,864,840	386,783,388	47.7%	1,024,551,523	815,903,800	79.6%	1,067,281,436	459,551,747	43.1%
Dollars	239,985,378	2,471,298	1.0%	141,628,429	336,565	0.2%	129,631,316	334,353	0.3%
Time Deposits	859,333,687	471,880,282	54.9%	1,130,002,871	956,011,925	84.6%	1,329,353,668	642,743,676	48.4%
Pesos	785,441,201	470,747,356	59.9%	1,098,917,004	955,874,934	87.0%	1,286,890,577	642,581,487	49.9%
Dollars	73,892,486	1,132,926	—%	31,085,867	136,991	0.4%	42,463,091	162,189	0.4%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	40,966,279	14,400,143	35.2%	27,036,820	13,923,940	51.5%	42,544,724	15,952,324	37.5%
Pesos	19,711,255	13,186,589	66.9%	15,018,150	12,781,077	85.1%	25,814,460	15,074,990	58.4%
Dollars	21,255,024	1,213,554	5.7%	12,018,670	1,142,863	9.5%	16,730,264	877,334	5.2%
Subordinated Loans and Negotiable Obligations	—	—	—%	—	—	—%	—	—	—%
Pesos	—	—	—%	—	—	—%	—	—	—%
Dollars	—	—	—%	—	—	—%	—	—	—%
Total Interest-Bearing Liabilities	1,951,150,184	875,535,111	44.9%	2,323,219,643	1,786,176,230	76.9%	2,568,811,144	1,118,582,100	43.5%
Pesos	1,616,017,296	870,717,333	53.9%	2,138,486,677	1,784,559,811	83.4%	2,379,986,473	1,117,208,224	46.9%
Dollars	335,132,888	4,817,778	1.4%	184,732,966	1,616,419	0.9%	188,824,671	1,373,876	0.7%

	Year ended December 31,
	2024			2023			2022
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
Low and Non-Interest Bearing Deposits	725,849,911			921,378,747			1,080,128,061
Savings Accounts	416,473,153	4,183,547	1.0%	493,139,733	4,193,686	0.9%	608,629,501	2,389,190	0.4%
Pesos	225,951,831	4,132,270	1.8%	341,581,901	4,156,459	1.2%	458,839,191	2,350,245	0.5%
Dollars	190,521,322	51,277	—%	151,557,832	37,227	—%	149,790,310	38,945	—%
Checking Accounts	309,376,758			428,239,014			471,498,560
Pesos	293,126,772			409,095,571			451,160,143
Dollars	16,249,986			19,143,443			20,338,417
Other Liabilities	570,413,343			550,879,653			504,436,742
Pesos	465,343,620			519,301,107			461,285,737
Dollars	105,069,723			31,578,546			43,151,005
Non-Controlling Interest Result	—			2,821,457			2,075,423
Pesos	—			2,821,457			2,075,423
Dollars	—			—			—
Stockholders’ equity	793,706,989			668,254,878			656,649,850
Pesos	793,706,989			668,254,878			656,649,850
Dollars	—			—			—
Total Low and Non-Interest Bearing Deposits	2,089,970,243			2,143,334,735			2,243,290,076
Pesos	1,778,129,212			1,941,054,914			2,030,010,344
Dollars	311,841,031			202,279,821			213,279,732
Total Liabilities and Stockholders’ equity	4,041,120,427			4,466,554,378			4,812,101,220
Pesos	3,394,146,508			4,079,541,591			4,409,996,817
Dollars	646,973,919			387,012,787			402,104,403

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2024 compared to the year ended December 31, 2023, and for the year ended December 31, 2023 compared to the year ended December 31, 2022. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2024, 2023 and 2022 under IFRS.

	Year ended December 31,
	2024/2023			2023/2022

	Increase (Decrease) Due to Changes in
						Net
	Volume	Rate	Net Change	Volume	Rate	Change

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	390,782,927	(147,779,347)	243,003,580	25,459,334	204,705,385	230,164,719
Pesos	415,203,484	(70,571,798)	344,631,686	(25,052,639)	151,597,873	126,545,234
Dollars	(24,420,557)	(77,207,549)	(101,628,106)	50,511,973	53,107,512	103,619,485
Securities Issued by the Central Bank	(2,105,974,105)	1,194,636,177	(911,337,928)	(371,799,649)	550,482,170	178,682,521
Pesos	(2,105,974,105)	1,194,636,177	(911,337,928)	(371,799,649)	550,482,170	178,682,521
Dollars	—	—	—	—	—	—
Total Investment Portfolio	(1,715,191,178)	1,046,856,830	(668,334,348)	(346,340,315)	755,187,555	408,847,240
Pesos	(1,690,770,621)	1,124,064,379	(566,706,242)	(396,852,288)	702,080,043	305,227,755
Dollars	(24,420,557)	(77,207,549)	(101,628,106)	50,511,973	53,107,512	103,619,485
Loans
Loans to the Financial Sector	1,525,751	(722,675)	803,076	2,229,882	12,313	2,242,195
Pesos	1,525,751	(722,516)	803,235	2,230,186	45,648	2,275,834
Dollars	—	(159)	(159)	(304)	(33,335)	(33,639)
Overdrafts	24,378,683	(37,863,098)	(13,484,415)	15,089,889	30,509,156	45,599,045
Pesos	24,378,683	(37,863,098)	(13,484,415)	15,089,889	30,509,156	45,599,045
Dollars	—	—	—	—	—	—
Promissory Notes	(5,097,918)	(48,793,423)	(53,891,341)	(79,593,262)	87,088,373	7,495,111
Pesos	(5,135,235)	(48,775,358)	(53,910,593)	(79,602,543)	87,090,472	7,487,929
Dollars	37,317	(18,065)	19,252	9,281	(2,099)	7,182
Mortgage loans	14,799,217	(4,678,564)	10,120,653	(17,001,851)	29,962,780	12,960,929
Pesos	14,799,217	(4,678,564)	10,120,653	(17,001,851)	29,962,780	12,960,929
Dollars	—	—	—	—	—	—
Automobile and Other Secured Loans	31,334,468	(1,811,014)	29,523,454	(5,106,530)	3,913,630	(1,192,900)
Pesos	31,334,468	(1,811,014)	29,523,454	(5,106,530)	3,913,630	(1,192,900)
Dollars	—	—	—	—	—	—
Personal Loans	(10,497,390)	(17,092,574)	(27,589,964)	(106,288,816)	50,340,076	(55,948,740)
Pesos	(10,497,390)	(17,092,574)	(27,589,964)	(106,288,816)	50,340,076	(55,948,740)
Dollars	—	—	—	—	—	—
Corporate Unsecured Loans	(8,485,193)	(49,234,602)	(57,719,795)	6,369,427	92,528,589	98,898,016
Pesos	(8,485,193)	(49,234,602)	(57,719,795)	6,369,427	92,528,589	98,898,016
Dollars	—	—	—	—	—	—
Credit Card Loans	(14,802,496)	(27,307,889)	(42,110,385)	(50,510,648)	42,092,924	(8,417,724)
Pesos	(14,802,496)	(27,307,786)	(42,110,282)	(50,510,601)	42,093,247	(8,417,354)
Dollars	—	(103)	(103)	(47)	(323)	(370)
Receivables from Financial Leases	3,920,477	(15,411,674)	(11,491,197)	(7,703,707)	15,555,476	7,851,769
Pesos	4,349,365	(15,433,381)	(11,084,016)	(7,047,345)	14,746,761	7,699,416
Dollars	(428,888)	21,707	(407,181)	(656,362)	808,715	152,353
Total Loans excl. Foreign trade and U.S.$.loans	37,075,599	(202,915,513)	(165,839,914)	(242,515,616)	352,003,317	109,487,701
Pesos	37,467,170	(202,918,893)	(165,451,723)	(241,868,184)	351,230,359	109,362,175
Dollars	(391,571)	3,380	(388,191)	(647,432)	772,958	125,526
Foreign Trade Loans and U.S.$.loans	5,235,030	(2,568,955)	2,666,075	(3,863,022)	2,055,211	(1,807,811)
Pesos	—	—	—	—	—	—
Dollars	5,235,030	(2,568,955)	2,666,075	(3,863,022)	2,055,211	(1,807,811)
Total Loans	42,310,629	(205,484,468)	(163,173,839)	(246,378,638)	354,058,528	107,679,890
Pesos	37,467,170	(202,918,893)	(165,451,723)	(241,868,184)	351,230,359	109,362,175
Dollars	4,843,459	(2,565,575)	2,277,884	(4,510,454)	2,828,169	(1,682,285)

	Year ended December 31,
	2024/2023			2023/2022

	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands of Pesos)
Repo transactions	(164,349,503)	109,821,817	(54,527,686)	368,778,780	44,932,795	413,711,575
Pesos	(164,349,503)	109,821,817	(54,527,686)	368,778,780	44,932,795	413,711,575
Dollars	—	—	—	—	—	—
Total Interest-Earning Assets	(122,038,874)	(95,662,651)	(217,701,525)	122,400,142	398,991,323	521,391,465
Pesos	(126,882,333)	(93,097,076)	(219,979,409)	126,910,596	396,163,154	523,073,750
Dollars	4,843,459	(2,565,575)	2,277,884	(4,510,454)	2,828,169	(1,682,285)
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	(187,222,682)	(296,908,961)	(484,131,643)	(163,555,868)	476,824,117	313,268,249
Pesos	(187,878,997)	(297,248,581)	(485,127,578)	(163,505,730)	476,799,177	313,293,447
Dollars	656,315	339,620	995,935	(50,138)	24,940	(25,198)
Special Checking Accounts	(100,915,923)	(326,069,756)	(426,985,679)	(33,999,548)	390,353,813	356,354,265
Pesos	(101,928,774)	(327,191,638)	(429,120,412)	(34,028,058)	390,380,111	356,352,053
Dollars	1,012,851	1,121,882	2,134,733	28,510	(26,298)	2,212
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	3,666,979	(3,190,776)	476,203	(9,636,142)	7,607,758	(2,028,384)
Pesos	3,139,630	(2,734,118)	405,512	(9,188,114)	6,894,201	(2,293,913)
Dollars	527,349	(456,658)	70,691	(448,028)	713,557	265,529
Subordinated Loans and Negotiable Obligations	—	—	—	—	—	—
Pesos	—	—	—	—	—	—
Dollars	—	—	—	—	—	—
Total Interest-Bearing Liabilities	(284,471,626)	(626,169,493)	(910,641,119)	(207,191,558)	874,785,688	667,594,130
Pesos	(286,668,141)	(627,174,337)	(913,842,478)	(206,721,902)	874,073,489	667,351,587
Dollars	2,196,515	1,004,844	3,201,359	(469,656)	712,199	242,543
Low and Non-Interest Bearing Deposits
Savings Accounts	(2,104,188)	2,094,049	(10,139)	(1,426,384)	3,230,880	1,804,496
Pesos	(2,114,675)	2,090,486	(24,189)	(1,426,818)	3,233,032	1,806,214
Dollars	10,487	3,563	14,050	434	(2,152)	(1,718)

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2024	2023	2022

	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	2,626,315,631	3,157,777,516	3,489,793,052
Dollars	278,836,602	253,662,498	244,472,545
Total	2,905,152,233	3,411,440,014	3,734,265,597
Net interest earned
Pesos	953,423,988	826,242,972	667,099,270
Dollars	31,179,922	133,745,553	32,049,177
Total	984,603,910	959,988,525	699,148,447
Net Interest Margin
Pesos	36.3%	26.2%	19.1%
Dollars	11.2%	52.7%	13.1%
Weighted average yield(3)	33.9%	28.1%	18.7%
Yield Spread
Pesos	22.1%	10.7%	11.8%
Dollars	12.0%	52.9%	13.3%
Weighted interest spread(4)	27.0%	17.1%	13.5%
Gross Yield
Pesos	69.6%	82.8%	51.2%
Dollars	12.9%	53.4%	13.7%
(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government, the Central Bank, and other public sector and corporate issuers. The following table sets out our investments in Argentina and other governments and corporate securities, as of December 31, 2024 and 2023 by type and currency of denomination.

	12/31/2024	12/31/2023

	(in thousands of Pesos )
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Treasury bonds Nac ARS Cap Mat 10/17/25	21,362,129	—
Treasury bonds Nac ARS Mat 12/15/25	11,305,131	—
Treasury bonds Nac ARS Cap Mat 02/13/26	19,126,669	—
Treasury bill Cap ARS Mat.05/16/25	12,096,454	—
Treasury bonds ARS Adj. CER Mat.02/14/25	20,358,850	15,482,713
Treasury bill Cap ARS Mat.09/30/25	11,701,987	—
Treasury bill Cap ARS Mat.06/18/25	23,274,428	—
Treasury bill Cap ARS Mat.04/28/25	14,300,708	—
Treasury bonds Nac ARS Mat.03/31/26	9,625,518	—
Treasury bill Cap ARS Mat.08/15/25	5,817,989	—
Treasury bonds CER 2% ARS 2026	3,188,423	—
Bontes ARS A Disc Adj. CER Mat 12/15/26	3,826,564	—
Treasury bonds USD Step Up 2030	992,475	—
Treasury bonds Usd Step Up 2035	16,728	—
Global bonds. L.E. 2035	108,342	—
Global bonds Arg. L.E. 2030	146,346	—
Global bonds Usd 1% 2029	4,647	—
Global bonds Usd Step Up 2041	29,668	—
Treasury bonds Nat Capitalizable ARS Mat. 03/14/25	3,088,097	—
Treasury bonds Nat Capitalizable ARS Mat 06/30/25	8,410	—
Treasury bonds Nat Capitalizable ARS Mat 01/31/2025	1,803,238	—
Lecap Mat 03/31/2025	143,020	—
Treasury bonds Nat ARS Cer 06/30/25	1,886,580	—
Bono Rep Arg Aj Cer Mat 06/30/26 ARS Cg	1,615,432	—
Treasury bill Nat Cap ARS Mat 02/28/25	1,635,733	—
Treasury bills Cap ARS Mat. 06/30/2025	10,866,133	—
Treasury bills Cap ARS Mat.08/29/2025	835,843	—
Treasury bills Cap ARS Mat. 04/16/2025	8,719,292	—
Treasury bill Cap ARS Mat 07/31/25	1,267,220	—
Treasury bills Cap ARS Mat.10/31/25	844,965	—
Treasury bonds Cap ARS Mat 01/30/26	1,811,031	—
Treasury bonds Adj CER Mat 05/31/2025	2,061,130	—
Bono Nación Dual Mat.02/28/24	—	8,595,577
Treasury bonds ARS Adj CER Mat.10/14/24	—	7,968,960
Treasury bonds Vinc U$S Mat.04/30/24 C.G	—	4,280,009
Treasury bonds Dual currency Mat 08/30/24	—	21,564,370
Others	38,115,314	32,393,975

Securities issued by the Central Bank
Bopreal S.1 B Mat.10/31/27 U$S	453,815	—
Bopreal S.1 A Mat.10/31/27 U$S	260,688	—
Bopreal S.1 D Mat.10/31/27 U$S	93,617	—
Bopreal S.1 C Mat.10/31/27 U$S	93,486	—
Bopreal S.3 Mat.05/31/26 U$S	101,733	—
Bopreal S. 2 Mat.06/30/25 U$S	28,763	—

Corporate Securities
VDFF Individual Milaires UVA Mat.12/26/28	3,526,280	—
ON Petroquimica U$S Cl.Q Mat.16/07/27	1,118,000	—
ON Bco de Serv y Trans $ 18 Mat 06/17/25	1,010,643	—
ON Telecom U$S CL.16 Mat.07/21/25	902,587	—
ON Pan American Energy U$S 7 Mat.11/19/25	856,943	—
ON Petro ACON ARS Cl.14 Mat.09/04/25	619,540	—
ON Cia Gen.Comb U$S Mat. 02/28/26	479,253	—
ON Pyme SiON CL13 Mat 01/18/27 UVA	387,635	—
ON P Argensun U$S Mat.12/14/26	364,356	—
ON Irsa Inver y Rep C19 Mat.02/28/25 $	340,395	—
ON YPF Ener.Elec. C.12 Mat. 08/29/26 U$S Cg	575	171
ON BCO SUPV H	2,846,643	—
ON BCO SUPV USD	570,000	—
ON LOMA NEGRA Mat. 12/21/2025	586	—
ON LOMA NEGRA Mat. 03/11/2026	20	—
YMCQO - ON YPF Mat. 02/13/2026	6,042	—
ON Edemsa Cl.1 Uva Mat.05/06/26	293,511	—
ON Edemsa Clase 4 Mat.11/29/2025	1,499,167	—
ON Cresud Cl 43 Badlar Mat.01/17/2025	323,214	—
ON Albanesi Cl 14 Badlar Mat.02/14/2025	631,332	—
ON Gemsa Cl 30 Uva Mat. 03/08/2027	1,197,897	—
Others	13,340,987	10,791,003

Total debt securities	263,332,202	101,076,778

	12/31/2024	12/31/2023
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Government securities
Treasury Bills liquidity ARS Mat.07/17/25	90,188,363	—
Treasury Bonds U$S STEP UP 2030	22,012,500	—
TD P Muni Cba Gar 2024 S.1 ARS Vto 09/09/26	214,809	—
Treasury Bonds Nac ARS Cap Mat. 10/17/2025	108,139	—
Treasury Bonds ARS Adj.CER Mat.02/14/25	—	23,225,977
Treasury Bonds ARS Adj.CER1,50% Mat.03/25/24	—	3,549,828
Treasury bonds Dual currency Mat 06/30/24	—	80,150
Treasury bonds Dual currency February 2024	—	830,768

Corporate Securities
ON Cia Gen Comb. Mat 10/10/27 U$S	6,894,324	—
ON Msu Green Energy Cl.3 U$S	5,152,923	—
ON Edemsa CL.1 UVA Mat.05/06/26	4,090,561	—
ON Genneia Cl.47 Mat 10/18/28 U$S	3,978,056	—
ON John Deere CredMat 10/21/26 U$S	3,391,678	—
ON Oiltanking Ebytem Mat 11/01/28 U$S	3,122,671	—
ON Cresud S31 Mat 11/15/28 U$S	3,121,796	—
VDFF Mercado Crédito 26 Mat 08/15/25 $	2,992,875	3,430,202
ON Petroquímica Mat 10/22/28 U$S	2,968,083	—
ON Pan American Ener Mat 11/13/28 U$S	2,742,194	—
ON NEWSAN CL . 15 Mat.05/19/24 WNCGO	—	—
ON PYME ALZ SEMILLAS 7 Mat.09/29/25	246,025	369,443
ON SPI ENERGY SA CL.1 US$ Mat.06/27/26	816,299	6,629,595
Others	56,107,963	23,445,882

	12/31/2024		12/31/2023
Measure at amortized cost
LOCAL
Government securities
Bontes ARS a Disc Adj CER Mat.12/15/26	139,439,426		—
Treasury bonds adj CER 2% ARS Mat.09/11/26	51,414,442		—
Bonte ARS Mat.08/23/25	41,534,063		34,297,172
Bontes ARS a disc Adj. CER Mat.12/15/25	37,927,368		—
Treasury bonds Nac Adj.CER Mat.06/30/25 ARS	46,127,816		—
Treasury bonds ARS Adj CER Mat.06/30/26	33,292,835		—
Treasury bills Cap ARS Mat.06/30/25	23,300,985		—
Treasury bonds Nac Mat.06/3025 UARSS	20,244,343		—
Treasury bills Cap ARS Mat.05/16/25	17,142,838		—
Treasury bills Cap ARS Mat.03/14/25	17,190,489		—
Treasury bills CapARS Mat. 04/16/25	1,365,013		—
Treasury bills CapARS Mat.08/15/25	295,110		—
Treasury bills CapARS Mat.05/16/2025	50,996		—
Treasury bonds ARS zero Cupón Adj CER Mat 05/30/25	1,022,132		—
Treasury bonds Adj CER Mat. 10/30/26	284,269		—
Treasury bonds Nac ARS zero Cupón Adj CER Mat 03/31/27	1,137,548		—
Treasury bonds Nac ARS zero Cupón Adj CER Mat 03/31/26	6,398,590		—
Treasury bonds. ARS Adj CER 4,25% Mat. 02/14/2025	193		—
Treasury bonds Nac Cap ARS Mat 02/13/26	456,087		—
Treasury bills Nac Cap ARS Mat 08/15/25	111,191		—
Treasury bills Nac Cap ARS Mat 03/31/25	751,175		—
Treasury bills Nac Cap ARS Mat 09/12/25	452,705		—
Treasury bonds ARS Adj. CER Mat.02/14/25	—		163,376,125
Treasury bonds ARS Adj. CER Mat.10/14/24	—		33,152,398
Treasury bonds ARS Adj.CER 4,25% Mat 12/13/24	—		32,213,360
Treasury bonds ARS Mat.05/23/27	—		28,259,288
Bonte Badlar ARS Mat. 11/23/27	—		11,030,980
Treasury bonds ARS Adj. CER 4,25% Mat. 02/14/25	—		4,818,434
Treasury bonds Nac ARS Adj. CER 4% Mat.10/14/24	—		7,377,035
Treasury bonds Nac Adj.CER Mat. 02/14/25	—		1,733,166
Others	163,602,358		—

Securities issued by the Central Bank
Central Bank liquidity Bills Mat.01/11/24	—		142,017,006
Securities issued by the Central Bank Mat.11/16/24	—		13,204,370
Securities issued by the Central Bank Mat.11/15/24	—		9,507,146
Securities issued by the Central Bank Mat.11/14/24	—		880,290
	—		—
Corporate Securities
Pagaré U$S Mat.05/13/25	506,426		—
Pagaré U$S Mat.10/18/24	266,243		—
FF Red Surcos XXXIII	228,754		—
Pagaré U$S Mat. 04/24/25	203,089		—
ON Msu CL 6 U$S Mat.11/02/24	—		2,659,920
ON Gn Medi/CT Roca 17 U$S Mat.11/07/24	—		891,289
Pagaré U$S Mat. 10/18/24	—		—
Others	—		34

Total other debt securities	812,895,743		546,979,858
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
Ternium Arg S.A.Ords.”A”1 Voto Esc	22,695		2,424
Holcim Arg	10,850		15,718
Aluar SA	3,139		68
Cedear SPDR Dow Jones Ind	2,479		3,926
Cedear SPDR S&P	2,312		3,327
Cedear Financial Select Sector	2,235		3,114
Cedear Ishares MSCI Brasil	631		1,744
Pampa Energía S.A.	—		57,135
Edenor SA	—		12,628
Loma Negra S.A.	—		5,252
Acciones Banco Galicia	8,017		—
Others	—		1,573

Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	658,372	(1)	690,073

Total investments in equity instruments	710,730		796,982
Total	1,076,938,675		648,853,618
(1)	Includes an equity investment in Modo of Ps.113,015 thousand. The Bank owns 2.2889% of the shares of Modo, which is a company fully owned by most banks operating in Argentina. It developed and launched Modo in late 2020 as a way to send and receive money with people you know, using their mobile phone numbers as ID without the need for a CBU, alias account number or CVU (uniform virtual key). In the beggining of 2021 also added a Peer to Merchant solution for payments through a QR code. Modo is a standalone app or it can be embedded in the banking apps and is a strong player in the digital payment segment.

The following table sets out the weighted average yield for each range of maturities, to debt securities that are not held at fair value:

Grupo Supervielle S.A.
As of December 31, 2024
After 5
		After 1 year	year
Debt securities that are not held at	Within 1	through	through	After 10
fair value	year	5 years	10 years	years	Total
Weighted average yield	15.5%	8.3%	—	—	11.7%

The weighted average yield was calculated as the sum of each bond’s returns divided by the sum of each bond’s average holding considering their remaining maturity.

The following table sets out the aggregate book value of securities from a single issuer that exceeds 10% of Grupo Supervielle Shareholder’s Equity:

		%Shareholder´s
Single Issuer	12/31/2024	Equity

	(in thousands of Pesos except percentages)
Argentine government(1)	1,032,102	0.13%
Central Bank	949,082,379	—%
	950,114,481

(1)    Includes Ps.52.1 billion of Treasury Bonds considered in the minimum reserve requirements.

Loans and other Financing

Our loan and other financing portfolio are included in Note 25 to our audited consolidated financial statements. Loans and The Other Financing of our audited consolidated financial statements.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2024 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Maturing as of December 31, 2024
		After 1	After 5
		year	year
	Within 1	through	through	After 15
	year	5 years	15 years	years	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	3,044,334	187,500	—	—	3,231,834
To the financial sector	16,278,750	4,127,889	—	—	20,406,639
To the non-financial private sector and foreign residents:
Overdrafts	82,482,822	—	—	—	82,482,822
Promissory notes	512,444,026	98,772,942	8,017,931	—	619,234,899
Mortgage loans	23,585	338,074	12,352,731	254,012,124	266,726,514
Automobile and other secured loans	70,109,544	125,950,884	1,306,156	—	197,366,584
Personal loans	72,647,386	216,629,775	9,133,882	—	298,411,043
Credit card loans	278,296,223	—	—	—	278,296,223
Foreign trade loans and U.S. dollar loans	326,147,630	36,020,481	1,306,870	—	363,474,981
Others	15,934,423	7,643,098	2,970,651	2,651	26,550,823
Receivables from financial leases	4,455,195	35,366,091	23,447,550	—	63,268,836
Total loans and other financing	1,381,863,918	525,036,734	58,535,771	254,014,775	2,219,451,198

Interest Rate Sensitivity

The following table analyzes the amount of our loan and other financing portfolio due after one year at fixed and variable interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Amount due after one year at
	Fixed	Variable
	interest rate	interest rate	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	—	187,500	187,500
To the financial sector	4,127,889	—	4,127,889
To the non-financial private sector and foreign residents:
Overdrafts
Promissory notes	87,093,692	19,697,181	106,790,873
Mortgage loans	144,417,049	122,285,880	266,702,929
Automobile and other secured loans	99,140,521	28,116,519	127,257,040
Personal loans	225,763,657	—	225,763,657
Credit card loans	—	—	—
Foreign trade loans and U.S. dollar loans	37,327,351	—	37,327,351
Others	10,616,400	—	10,616,400
Receivables from financial leases	48,323,288	10,490,353	58,813,641
Total loans and other financing	656,809,847	180,777,433	837,587,280

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated. The past due loans listed in the table below include loans of the Bank. In addition, the past due loans for the year ended December 31, 2022 include loans of Tarjeta, Espacio Cordial, IUDÚ and MILA.

	Grupo Supervielle S.A.
	Year ended December 31,
	2024	2023	2022

	(in thousands of Pesos except percentages)
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	1,625,375	2,578,006	1,175,956
Promissory notes	1,532,171	1,614,007	909,573
Mortgage loans	539,483	1,695,725	4,812,443
Automobile and other secured loans	6,100,808	758,377	2,747,772
Personal loans	19,413,091	8,342,618	17,519,663
Credit card loans	9,461,521	9,096,370	15,969,744
Foreign trade loans	3,510,687	5,680,445	10,039,040
Other loans	6,174,623	7,084,559	10,102,826
Receivables from financial leases	1,015,276	1,147,096	262,536
Total Past Due Loans and other financing	49,373,035	37,997,203	63,539,553
Past Due Financings
With Preferred Guarantees	7,902,608	3,613,753	5,126,195
Without Guarantees	41,470,427	34,383,450	58,413,358
Total Past Due Financings	49,373,035	37,997,203	63,539,553

Analysis of the Allowance for Loan Losses

The analysis of the allowances for loan losses are included in Note 1.11 and Note 25 to our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

The following table analyses the ratio of allowances for loans losses to total loans:

	Grupo Supervielle S.A.
	Year ended December 31,
	2024	2023	2022

	(in thousands of Pesos except percentages)
Allowances for loan losses	49,373,034	37,997,201	82,881,716
Loans and other financing	2,219,451,198	1,088,608,893	1,669,234,755
Allowances as a percentage of Loans	2.22%	3.49%	4.97%

The following table analyzes the ratio of net charge-offs to average loans, disclosed by loan category.

	Grupo Supervielle S.A.
	As of December 31,
	2024			2023			2022
		Write-offs	Net Charge-		Write-offs	Net Charge-		Write-offs	Net Charge-
		and	offs/average		and	offs/average		and	offs/average
	Average	reversals	loans	Average	reversals	loans	Average	reversals	loans

	(in thousands of Pesos except percentages)
Loans:
Promissory notes	184,266,346	(65,523)	(0.04)%	193,073,474	(101,447)	(0.05)%	296,780,797	(414,210)	(0.14)%
Unsecured corporate loans	257,173,133	(2,413,771)	(0.94)%	271,566,323	(5,490,513)	(2.02)%	263,303,214	(19,862,545)	(7.54)%
Overdrafts	145,925,289	(246,941)	(0.17)%	103,169,126	(466,136)	(0.45)%	87,075,893	(705,393)	(0.81)%
Mortgage loans	170,089,141	(1,047,445)	(0.62)%	152,838,348	(1,598,042)	(1.05)%	171,973,859	(447,343)	(0.26)%
Automobile and other secured loans	99,773,751	(320,447)	(0.32)%	44,835,494	(1,768,270)	(3.94)%	53,196,570	(6,011,287)	(11.30)%
Personal loans	160,164,537	(4,086,577)	(2.55)%	174,519,636	(13,555,259)	(7.77)%	302,701,027	(31,148,027)	(10.29)%
Credit card loans	175,508,297	(4,061,722)	(2.31)%	227,482,163	(11,010,066)	(4.84)%	352,410,508	(26,041,553)	(7.39)%
Foreign Trade Loans	188,577,196	—	—%	85,647,587	—	—%	133,424,871	(756,402)	(0.57)%
Loans to the Financial Sector	8,946,787	—	—	5,277,190	—	—	1,370,592	—	—
Receivables from financial leases	69,801,710	(84,736)	(0.12)%	61,883,600	(54,531)	(0.09)%	76,874,177	(328,880)	(0.43)%
Total	1,460,226,187	(12,327,162)	(0.84)%	1,320,292,941	(34,044,264)	(2.58)%	1,739,111,508	(85,715,640)	(4.93)%

Allocation of the Allowance for Loan Losses and Other Financing

The allocation of allowances for loan and other financing losses by category of loans are included in Note 1.11 and Note 25 to our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2024, 2023 and 2022.

	Grupo Supervielle S.A.
	As of December 31,
	2024		2023		2022
		% of		% of		% of
	Loan	Loan	Loan	Loan	Loan	Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

	(in thousands of Pesos, except percentages)
Oils and oilseeds	6,042,270	—%	3,629,582	0.3%	715,349	0.0%
Agriculture, crops and fruit	116,689,321	5.3%	71,091,933	6.5%	79,392,046	4.8%
Manufactured foodstuff, cattle beef	68,943,267	3.1%	39,061,963	3.6%	74,314,109	4.5%
Household items, sales / Trading	4,475,960	0.2%	1,577,197	0.1%	3,230,624	0.2%
Automotive vehicles and car parts	33,540,301	1.5%	34,276,674	3.1%	38,345,237	2.3%
Sugar	10,491,356	0.5%	12,607,536	1.2%	10,694,672	0.6%
Foreign and local banks	321,901	—%	468,242	—%	246,611	—%
Alcoholic beverages	11,996,485	0.5%	2,012,203	0.2%	13,475,681	0.8%
Civil construction	27,949,486	1.3%	14,115,057	1.3%	22,536,238	1.4%
Road works and specialized construction	57,383,576	2.6%	40,005,848	3.7%	63,361,542	3.8%
Cooperatives and small financial institutions	128,265,560	5.8%	48,375,260	4.4%	37,934,622	2.3%
Private and public mail services	1,295,859	—%	141,699	—%	149,793	—%
Cattle raising	36,128,422	1.6%	24,518,527	2.3%	27,591,085	1.7%
Leather	868,825	0.0%	691,195	—%	533,800	0.0%
Electricity and gas distribution	39,324,931	1.8%	30,207,360	2.8%	20,846,312	1.2%
Home appliances, audio and video devices, production and importation	8,364,870	0.4%	8,268,886	0.8%	4,950,821	0.3%
Hydrocarbon extraction and production	26,186,390	1.2%	3,458,890	0.3%	15,153,727	0.9%
Families and individuals(1)	1,072,919,196	48.3%	439,635,967	40.4%	829,389,619	49.7%
Hypermarkets and supermarkets	6,909,624	0.3%	8,512,524	0.8%	5,738,337	0.3%
Machines and tools – Production, sale and/or lease	31,961,749	1.4%	14,325,963	1.3%	20,214,468	1.2%
Motorcycles, parts and accessories	81,624	0.0%	1,988,996	—%	27,872	—%
Paper and cardboard	11,366,726	0.5%	4,272,799	0.4%	4,527,985	0.3%
Plastic - Manufactures	12,083,566	0.5%	5,500,881	0.5%	10,684,773	0.6%
Metal products	33,535,219	1.5%	7,662,525	0.7%	16,205,096	1.0%
Pharmaceutical products and laboratories	13,963,181	0.6%	10,357,933	1.0%	12,010,500	0.7%
Chemical products	40,655,348	1.8%	13,026,392	1.2%	14,918,531	0.9%
Waste collection and recycling	22,759,380	1.0%	22,397,359	2.1%	33,628,168	2.0%
Corporate services	15,452,066	0.7%	21,554,943	2.0%	14,329,552	0.9%
Health services	17,292,429	0.8%	13,638,148	1.3%	28,646,550	1.7%
Mineral extraction and production	80,604,846	3.6%	18,264,151	1.7%	32,523,327	1.9%
Telecommunications	4,311,456	0.2%	5,844,525	0.5%	4,772,486	0.3%
Textile industry	60,284,354	2.7%	42,706,389	3.9%	32,265,947	1.9%
Cargo transportation	60,806,193	2.7%	24,416,847	2.2%	35,493,189	2.1%
Wine industry	61,193,389	2.8%	50,912,091	4.7%	70,217,705	4.2%
Real estate agencies	1,584,038	0.1%	2,478,398	0.2%	5,430,513	0.3%
Other(2)	93,418,034	4.2%	46,604,010	4.3%	84,737,868	5.1%
Total	2,219,451,198	100.0%	1,088,608,893	100.0%	1,669,234,755	100.0%

(1)Loans for personal consumption.

(2)Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2024, 2023 and 2022.

	Grupo Supervielle S.A.
	As of December 31,
	2024		2023		2022
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	293,133,756	—%	299,841,894	—%	451,160,514	—%
Dollars	16,250,374	—%	14,030,750	—%	20,338,444	—%
Total	309,384,130	—%	313,872,644	—%	471,498,958	—%

	Grupo Supervielle S.A.
	As of December 31,
	2024		2023		2022
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos except percentages)
Savings accounts
Average
Pesos	225,997,944	1.8%	250,496,059	1.9%	459,431,243	0.3%
Dollars	190,477,157	—%	111,046,567	0%	149,697,211	0%
Total	416,475,101	1.0%	361,542,627	1.3%	609,128,454	0.2%
Special checking accounts
Average
Pesos	811,770,006	47.6%	751,524,031	109.7%	1,068,984,371	36.8%
Dollars	239,991,097	1.0%	103,803,324	0.3%	129,631,472	0.4%
Total	1,051,761,103	37.0%	855,327,355	96.5%	1,198,615,843	31.1%
Time deposits
Average
Pesos	785,445,938	59.9%	805,401,897	118.8%	1,289,192,649	41.2%
Dollars	73,892,660	1.53%	22,783,676	0.60%	42,463,143	0.42%
Total	859,338,598	54.9%	828,185,573	115.5%	1,331,655,792	39.4%

	Grupo Supervielle S.A.
	As of December 31,
	2024		2023		2022
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	3		—		183
Dollars	—		—		—
Total	3		—		183
Savings accounts
Average
Pesos	17,262		20,783		36,645
Dollars	48,705		34,285		93,283
Total	65,967		55,068		129,928
Time deposits
Average
Pesos	13,982		24,233		40,234
Dollars	1,587		—		—
Total	15,569		24,233		40,234

	2024	2023	2022

	(in thousands of Pesos)
Uninsured deposits	2,423,574,520	2,721,797,287	2,849,111,509

Maturity of Deposits

The following table sets forth information regarding the maturity of our time deposits exceeding the SEDESA insurance limit at December 31, 2024.

Grupo Supervielle S.A.
As of December 31,
2024
(in thousands of Pesos)
Time Deposits
3 months or less;	807,030,115
Over 3 months through 6 months;	11,712,345
Over 6 months through 12 months;	12,355,020
Over 12 months	—
Total Time Deposits(1)	831,097,480

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

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2024		2023		2022
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate

	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	17,516,972	6.4%	557,031	10.8%	11,599,078	8.4%
Average during period	12,687,653	9.1%	5,736,697	18.8%	11,044,121	7.5%
Maximum monthly average	30,094,275		10,640,521		18,503,865
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	21,690,395	43.8%	5,535,421	42.3%	16,494,334	34.7%
Average during period	5,379,298	58.3%	6,493,160	65.2%	22,389,123	47.6%
Maximum monthly average	16,222,590		7,308,898		41,508,904
Other(1)
Total amount outstanding at the end of the reported period	176,864,063	—%	146,141,946	—%	146,677,317	0.8%
Average during year	111,459,252	—%	75,731,294	—%	126,398,055	1.7%
Maximum monthly average	163,427,180		127,347,350		147,455,010
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	49,750,711	—%	—	—%	3,472,405	69.2%
Average during year	13,549,917	34.0%	92,932	72.6%	3,751,325	54.7%
Maximum monthly average	50,419,596		1,115,185		6,839,252

(1)Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023	2022

	(in thousands of Pesos, except percentages)
Net Income for the year attributable to owners of the parent company	104,493,377	112,400,519	(34,090,702)
Average total assets(1)	4,041,120,427	4,466,554,380	4,812,101,220
Average shareholders’ equity	793,706,989	668,254,878	656,649,850
Shareholders’ equity at the end of the period attributable to owners of the parent company	797,735,341	743,396,005	625,670,057
Net income as a percentage of:
Average total assets	2.6%	2.5%	(0.7)%
Average shareholders’ equity	13.2%	16.8%	(5.2)%
Declared cash dividends (2)	24,995,542	27,962,555	—
Dividend payout ratio(3)	23.9%	24.9%	—%
Average shareholders’ equity as a percentage of average total assets	19.6%	15.0%	13.6%
(1)	Calculated on a daily basis.
(2)	The amount of declared cash dividends for the year ended December 31, 2024 is subject to approval by our shareholders’ meeting to be held on April 22, 2025.
(3)

Calculated by dividing dividend paid in the year by net income for the year attributable to owners of the parent company under IFRS. As mentioned in Note 24 to our audited consolidated financial statements, dividends are paid based on distributable retained earnings calculated in accordance with the rules of the Argentine Central Bank.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank and IUDÚ’s (the latter until 2022) consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2024, 2023 and 2022 under IFRS. Minimum capital requirements have been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,
	2024	2023 (3)	2022 (4)

	(in thousands of Pesos, except percentages)
Calculation of excess capital:
Allocated to assets at risk	182,998,532	113,069,951	140,574,334
Allocated to Bank premises and equipment, intangible assets and equity investment assets	23,723,556	23,209,663	25,415,799
Market risk	17,327,442	6,484,215	11,487,308
Public sector and securities in investment account	534,442	592,757	4,242,194
Operational Risk	74,466,666	51,026,023	55,528,568
Required minimum capital under Central Bank regulations	299,050,638	194,382,609	237,248,203
Basic net worth	824,470,904	732,667,574	526,365,675
Complementary net worth	—	—	17,632,600
Deductions	(233,821,244)	(222,220,695)	(169,964,031)
Total capital under Central Bank regulations	590,649,660	510,446,879	374,034,244
Excess capital	291,599,022	316,064,270	136,786,041
Credit Risk Weighted Assets (1)	2,557,622,021	1,672,850,285	2,057,126,334
Risk Weighted Assets (1)	3,662,675,501	2,379,950,437	2,904,024,550
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	23.1%	30.5%	18.2%
Regulatory capital/risk weighted assets	16.1%	21.4%	12.9%
Average shareholders’ equity as a percentage of average total assets	17.8%	14.5%	12.2%
Total liabilities as a multiple of total shareholders’ equity	5.4x	6.3x	8.3x
Cash as a percentage of total deposits	20.2%	14.4%	8.7%
Liquid assets as a percentage of total deposits(2)	55.6%	83.1%	65.8%
Common Equity Tier 1 Capital (CET1) / Risk weighted assets	16.1%	21.4%	12.3%
(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.

(2)	Liquid assets include cash, government securities, government securities in guarantee, securities issued by the Central Bank, repo transactions with the Central Bank and call operations.
(3)	Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes. Values adjusted for inflation.
(4)	Values adjusted for inflation. The year 2022 includes consolidated figures for the Bank and IUDÚ.

As of December 31, 2024, the Bank’s total capital ratio was 16.1%, compared to 21.4% as of December 31, 2023, and the Bank’s common equity Tier 1 ratio was 16.1%, compared to 21.4% as of December 31, 2023.  On June 28, 2019, the Central Bank issued a ruling, effective January 1, 2020, requiring Group “A” financial institutions controlled by non-financial institutions (such as the Company and the Bank) to comply with Minimum Capital requirements, Major Exposure to Credit Risk regulations, Liquidity Coverage Ratio and Net Stable Funding Ratio.  These requirements apply on a consolidated basis, including the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries). On March 21, 2024, the Central Bank introduced Communication “A” 7982, requiring financial institutions to submit monthly consolidated reports starting April 2024, covering the non-financial holding and all its subsidiaries (excluding insurance companies).

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

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2024.

Our segment disclosure for the years ended December 31, 2024, 2023 and 2022 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

In 2024, we operated our business through the following segments:

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

•

Insurance: Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance, life insurance and integral insurance policies for small businesses and SMEs. Supervielle Seguros is continuously offering new products to the different customer segments of the companies of Grupo Supervielle: high net worth individuals (Identité), senior citizens, small businesses and SMEs, and customers of the Corporate Banking segment.

•

Asset Management and Other Services: Grupo Supervielle offers a variety of other services to its customers, including mutual fund investment products through Supervielle Asset Management,  brokerage and investment products and services through IOL invertironline, and non-financial products through Cordial Servicios.

The Group has applied the following amendments for the first time for their annual reporting period commencing on January 1, 2024, which had no significant impact on the Group’s consolidated financial statements: (i) amendments to IFRS 16 (Leases), which include requirements for IFRS 16 sale and leaseback transactions to explain how an entity accounts for a sale and leaseback after the date of the transaction, and (ii) amendments to IAS 1 (Non-current liabilities under covenants) to clarify how the conditions to be fulfilled by an institution within 12 months of the reporting period are reported affect the classification of a liability.

Overview

We operate in a complex economic context both nationally and internationally. In 2024, according to the IMF, the global economy grew by 3.2% in 2024, showing a slowdown as compared to 3.3% in 2023. During 2024, Central Banks worldwide began to ease their monetary policies as a result of a decrease in inflation and the economic activity growth rates maintained by  developed countries. The U.S. Federal Reserve lowered the Federal Funds rate by 1 percentage point to a range between 4.50 and 4.25%, following an increase by 1 percentage point in 2023.

During 2024, a decline in global energy demand caused a decrease in the price of oil, especially during the last quarter of 2024, which favored the disinflationary trend, especially in Europe. The ongoing conflicts between Russia and Ukraine, and between Israel and Hamas, generated increases in the international prices of oil and gas, including the oil and gas produced by Argentina. In November 2024, Donald J. Trump was elected as President of the United States and was inaugurated on January 20, 2025 for his second term. Prior to Mr. Trump’s inauguration, the U.S. 10-year bond interest rate was approximately 5%, mainly due to concerns from investors that the economic policies of the new U.S. administration would accelerate inflation and slow down the decrease in interest rates adopted by the U.S. Federal Reserve. Following Mr. Trump’s inauguration, the U.S. 10-year bond interest rate fell to approximately 4.6%. On April 2, 2025, Trump’s administration announced the imposition of new tariffs on certain imported goods, including goods imported from Argentina, and has threatened increased tariffs of goods originating from countries that do not cooperate with the United States policies. The international trade policies adopted by the U.S. administration could have a negative impact on global economies.

According to data published by the INDEC, Argentina’s GDP increased by 5.2% in 2022, mainly due to the recovery of the Argentine economy from the negative impact that the COVID-19 pandemic had on the Argentine economy, decreased by 1.6% in 2023, primarily due to the drought which mainly affected the agricultural production in Argentina, which decreased 20.4% compared to 2022, and decreased by 1.7% in 2024, mainly as a result of a decrease in construction activities by 17.7%, which were negatively impacted by the slowdown in public works, a decrease in manufacturing industry activities by 9.2% and a decrease in wholesale and retail trade and repairs by 7.3%. However, the agricultural sector grew by 30.9% after the severe drought in 2023, as well as mining and quarrying, which grew by 7.2%.  During 2024, the growth of the Argentine economy was not uniform, since it fell between December 2023 and April 2024 but increased in the subsequent months . In April 2024, the EMEA decreased by 1.9% as compared to December 2023, and grew 7.2% from May to December 2024.

On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of U.S.$44 billion, which includes a disbursement of U.S.$9.6 billion. In October 2022, December 2022, April 2023, August 2023 and June 2024, the IMF authorized disbursements of U.S.$3.8 billion, U.S.$6 billion, U.S.$5.4 billion U.S.$7.5 billion and U.S. $790 million, respectively, following Argentina’s completion of the targets set forth in the IMF Agreement.

On March 11, 2025, the Argentine government issued the Decree 179/25 which approved certain public credit transactions that are provided in the IMF Agreement. These credit transactions have a ten-year maturity period and the proceeds therefrom are expected to be used for the repayment of certain pre-existing obligations, among other purposes. On April 8, 2025, the IMF and the Argentine government reached an agreement to enter into the New IMF Agreement for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF approved an initial disbursement of U.S.$12 billion under the New IMF Agreement and an additional disbursement of U.S.$2 billion to be made in June 2025. The New IMF Agreement has a ten-year maturity period and an annual interest rate of 5.63%.

Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under multi-year programs in the amounts of U.S.$12 billion and U.S.$10 billion, respectively.

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility in most of the years. Macroeconomic conditions in 2020 were mainly marked by the health crisis that had a strong impact on activity levels, while in 2021 and 2022 economic activity started to recover. However, in 2023 the economic activity decreased due to the impact of the droughts which took place in Argentina in 2023. According to data published by the INDEC, Argentina’s GDP decreased by 1.7% in 2024, mainly as a result of a decrease in construction activities by 17.7%, which were negatively impacted by the slowdown in public works, a decrease in manufacturing industry activities by 9.2% and a decrease in wholesale and retail trade and repairs by 7.3%. However, the agricultural sector grew by 30.9% after the severe drought in 2023, as well as mining and quarrying, which grew by 7.2%.  During 2024, the growth of the Argentine economy was not uniform, since it fell between December 2023 and April 2024 but increased in the subsequent months. In April 2024, the EMEA decreased by 1.9% as compared to December 2023, and grew 7.2% from May to December 2024.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2022	2023	2024
GDP real growth (%)	5.2	(1.6)	(1.7)
Primary fiscal balance (excludes interest) (as a % of GDP) (2)	(2.4)	(2.7)	0.3
Total public debt (as a % of GDP) (3)	85.0	156.6	94.6
Trade balance (in million U.S.$)	6,923	(6,932)	18,899
Total deposits (as a % of GDP)(1)	16.0	13.1	14.3
Loans to the private sector (as a % of GDP)(1)	8.1	6.9	9.4
Unemployment rate-end year- (%)	6.3	5.7	6.4
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	94.8	211.4	117.8
Average nominal exchange rate (in Ps.Per U.S.$)	130.81	295.62	916.25

Source: INDEC, Central Bank and City of Buenos Aires

(1)

Company estimates based on Central Bank information. Total deposits (as a % of GDP) is calculated as average private sector deposits (based on average volumes from September to December 2024) and Loans to the private sector (as a % of GDP) is calculated as average loans (based on average volumes from September to December 2024) to GDP

(2)	Company estimates based on information published by the Argentine Ministry of Economy
(3)	Information published by the Argentine Ministry of Economy as of September 30, 2024

The Argentine economy was strongly impacted by the economic measures implemented by Javier Milei’s government. Following the approval of the Emergency Decree No. 70/2023, which repealed and modified more than 300 laws at the end of 2023, the Argentine government adopted a contractionary fiscal policy. As a result of this contractionary fiscal policy, the adjustment of primary expenditure by 26.9% and the temporary increase in the “PAIS” Tax, which consists of an Argentine tax applied to purchases made in foreign currency, a financial surplus was recorded in January 2024 and was maintained throughout the year, reaching an accumulated 0.3% surplus of GDP in December 2024.

In order to maintain fiscal balance, the Argentine government had to face legislative challenges, such as the approval of the Ley Bases. Additionally, the Argentine government vetoed two bills that had been approved by the Argentine Congress which involved increasing public spending not funded by revenues, with respect to pension payments and university budgets.

As a result of the measures adopted by the Argentine government, inflation in Argentina decreased from 25.5% in December 2023 to 2.7% in December 2024. According to the Central Bank’s market expectations survey, inflation was expected to be approximately 227% for 2024, however, it ended at 117.8% as a result of the strict discipline in public accounts that avoided the issuance of money to finance the fiscal deficit.

As a result of the Tax Amnesty Program implemented by the Argentine government, Argentine residents declared US$20,085 million in cash and US$2,432 million in other assets to the Argentine tax authorities in 2024. As a result, in 2024, U.S. dollar deposits in the private sector grew by US$16 billion and U.S. dollar loans to the private sector by US$8.9 billion.

The positive impact of the Tax Amnesty Program allowed the Central Bank to increase its gross and net reserves by settling U.S. dollar loans in the foreign exchange market. Likewise, the fact that the the Central Bank acted as a buyer by the end of 2024 modified the expectations of economic agents, causing country risk to fall to 635 points at the end of 2024. The Argentine government repaid principal and interest on bonds due in January 2025 for a total of US$4.5 billion (US$2.9 billion of principal and US$1.6 billion of interest). In turn, the Central Bank announced a REPO with international banks, with BOPREAL Series 1-D securities for a total tendered amount of US$1 billion and a final term of 2 years and 4 months.

In 2024, Argentina reached the fiscal goals set forth in the IMF Agreement, however, the exchange rate reserve goal for the third quarter of 2024 set forth in the IMF Agreement was not achieved. On March 11, 2025, the Argentine government issued the Decree 179/25 which approved certain public credit transactions that are provided in the IMF Agreement. These credit transactions have a ten-year maturity period and the proceeds therefrom are expected to be used for the repayment of certain pre-existing obligations, among other purposes. On April 8, 2025, the IMF and the Argentine government reached an agreement to enter into the New IMF Agreement for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF approved an initial disbursement of U.S.$12 billion under the New IMF Agreement and an additional disbursement of U.S.$2 billion to be made in June 2025. The New IMF Agreement has a ten-year maturity period and an annual interest rate of 5.63%.

Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under multi-year programs in the amounts of U.S.$12 billion and U.S.$10 billion, respectively.

As of December 31, 2024, the employment rate increased to 6.4% in comparison to 5.7% as of December 31, 2023. As of December 31, 2024, total salaries increased 137.7% in comparison to December 31, 2023. During 2024, the trade balance accumulated a surplus of U.S.$18,899 million, compared to a deficit of U.S.$6,932 million in 2023, mainly as a result of a 19.4% increase in exports, reaching US$79,721 million, and a 17.5% decrease in imports reaching US$60,822 million.

As of December 31, 2024, gross international reserves recorded a gain of U.S.$6,539 million and the year closed with a stock of U.S.$29,612 million.

During 2023, the dynamics of the exchange rate until the Primary, Open, Simultaneous and Mandatory Elections (PASO) was governed by a crawling peg scheme, with adjustments by the Central Bank at a rate similar to the applicable inflation rate. After the PASO, the exchange rate was devalued by 21.8%, from Ps.287 to Ps. 350, remaining at that level until November 15, 2023, when the crawling peg scheme was restored. After the taking of office of President Javier Milei and the swearing-in of the new monetary authorities, the exchange rate was devalued by 118% and a crawling peg scheme was established with a 2% depreciation per month.  As of December 31, 2024, the nominal exchange rate was Ps.1,032.5 per U.S.$1.00, which represents a devaluation of the Peso of approximately 27.7% compared to 2023. In addition, the blue-chip swap rate (i.e., the difference between the quotation of Argentine shares in Pesos and in U.S. dollars) was 16% as of December 31, 2024. As a result of the decrease in inflation, the Central bank lowered the crawling peg scheme (a monthly depreciation rate of the exchange rate) from 2% to 1% starting in February 2025. On April 11, 2025, the Central Bank announced the start of “phase 3” of its economic program which introduces significant changes to its monetary and exchange rate policy. A managed floating exchange rate system was implemented, allowing the U.S. dollar to fluctuate within a band of Ps.1,000 to Ps.1,400, adjusted monthly by approximately 1%. The Argentine government lifted foreign exchange controls as a result of which individuals now face no restrictions to access the official exchange market, and tax surcharges are eliminated, except for tourism and credit card transactions. For corporations, restrictions on import payments and dividend repatriation were eased, while a new BOPREAL bond was introduced to address legacy external liabilities. The export incentive program known as the “dólar blend” was eliminated to simplify the exchange market. The monetary policy framework was reformed to focus on strict control of monetary aggregates, particularly the M2 private transactional aggregate, with no monetary financing of the fiscal deficit or interest payments on Central Bank liabilities.

In relation to the monetary policy, at the beginning of 2024, the Central Bank ceased tendering liquidity bills (LELIQs), and repo transactions became the new benchmark for monetary policy. In March 2024, the Central Bank reduced the repo rate from 100% to 80% of the nominal annual rate and further deregulated the market rates that had been significantly regulated by the Central Bank since 2020. By May 2024, the repo transaction rate had decreased to a 40% nominal annual rate. Since then, the Argentine government began transitioning interest-bearing liabilities from the Central Bank to the Argentine treasury. In this context, banks initially shifted their positions from repo transactions to the Argentine Treasury Capitalizable Notes (LECAP) issued by the Argentine treasury. Subsequently, this process accelerated, and the Central Bank stopped renewing repo transactions. Additionally, the Argentine Treasury issued Fiscal Liquidity Letters (LEFIs) for Ps.20 trillion, which were purchased by the Central Bank. As a result, banks buy and sell LEFIs to the Central Bank to manage their daily liquidity needs.

The Argentine government closed 2024 with a financial surplus of approximately 0.3% of Argentina’s GDP, while the primary surplus amounted to 1.8%. Despite an improvement in the fiscal result, revenues fell by 5.2% in real terms, accompanied by a reduction in public spending of 26.9%. Additionally, the reduction in spending on social benefits accounted for 32.6% of the total in public spending, making it the most significant factor. On the other hand, capital expenditure saw the most considerable decline, with a decrease of 77.3% in real terms.

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI.

According to the available public information based on data from the INDEC, CPI grew 94.8% in 2022, 211.4% in 2023, 117.8% in 2024, and 2.2%, 2.4% and 3.7% for each of the months of January, February and March 2025, respectively.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the levels of inflation increase, the Argentine economy and our business and financial condition could be adversely affected.” and “Item 5.A. Operating Results—Presentation of Financial Statements in Pesos and Inflation.”

The Financial System

The financial system has been affected by the economic conditions in Argentina over the last several years. In 2024, Argentina’s GDP decreased by 1.7% compared to a decrease of 1.6% in 2023 and an increase of 5.0% in 2022. The decrease in Argentina’s GDP in 2024 was mainly as a result of a decrease in construction activities by 17.7%, which were negatively impacted by the slowdown in public works, a decrease in manufacturing industry activities by 9.2% and a decrease in wholesale and retail trade and repairs by 7.3%. However, the agricultural sector grew by 30.9% after the severe drought in 2023, as well as mining and quarrying, which grew by 7.2%.  During 2024, the growth of the Argentine economy was not uniform, since it fell between December 2023 and April 2024 but increased in the subsequent months. In April 2024, the EMEA decreased by 1.9% as compared to December 2023, and grew 7.2% from May to December 2024.

The solvency ratios of the financial system continued to be historically high. As of December 31, 2024, the regulatory capital adequacy ratio of the sector totaled 30.2% of the risk weighted assets (RWA), which represents a 279% excess adequacy that stipulated by applicable regulations.

Due to the contraction of the financial system in real terms in recent years, the deposit and loan to GDP ratio in the private financial system is below the average of other countries in the region and the world. The penetration both of deposits and loans continues being lower than the levels recorded before the 1999-2002 crisis. As of December 31, 2024, the deposit to GDP ratio was 13.0% and the loan to GDP ratio was 8.8% as compared to 14.3% and 9.4%, respectively, in December 2023. The total deposits from the private sector financial system increased  by 116.4% in 2024, totaling Ps.111,016,063 million, 0.7% below inflation. As of December 31, 2024, deposits in Pesos recorded a 103.7% growth, or 6.5% decline in real terms, reaching Ps.78,500,573 million, U.S. dollar deposits measured in U.S. dollar totaled U.S.$31,492 million, increasing 99.3% from 2023.

As of December 31, 2024, total private sector loans amounted to Ps.76,189,708 million, which represents an increase of 235.8% compared to 2023. As a result, 2024 was the first year of loans increasing in real terms since 2017 As of the same date, private sector loans in Pesos grew by 227.9% compared to 2023, reaching a credit to GDP ratio penetration of 8.8%.

The following table shows the 2015 to 2024 evolution of major financial statements items for the financial system (figures in nominal terms):

	December 31,
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	(in billons of Pesos)
Assets	1,847	2,646	3,469	5,532	6,738	10,902	16,763	32,077	97,401	209,534
Liabilities	1,620	2,348	3,068	4,921	5,830	9,210	14,049	26,256	75,071	158,340
Shareholders’ equity	227	297	401	611	908	1,692	2,713	5,821	22,330	51,194
Loans	908	1,165	1,737	2,365	2,883	3,775	5,352	8,953	22,690	76,208
Non-financial public sector	75	53	38	49	104	98	121	205	535	1,292
Financial sector	13	26	44	62	58	69	94	103	265	1,394
Non-financial private sector	819	1,086	1,655	2,254	2,721	3,608	5,137	8,645	21,890	73,522
Provisions	(22)	(28)	(46)	(87)	(159)	(219)	(259)	(368)	(1,190)	(1,959)
Deposits	1,355	1,969	2,446	4,085	4,839	8,050	12,345	23,266	62,796	136,769
Non-financial public sector	290	440	455.75	854.40	754	1,431	2,352	3,686	9,453	23,397
Non-financial private sector	1,053	1,511	1,969	3,163	4,004	6,522	9,823	19,049	51,578	111,301

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The table below shows the 2015 to 2024 evolution of the number of financial institutions in the financial system:

	December 31,
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Banks	62	63	62	63	63	64	64	63	63	61
Public banks	13	13	13	13	13	13	13	13	13	13
Private banks	49	50	49	50	50	51	51	50	50	48
Private argentine capital banks	32	33	33	34	34	35	35	35	35	35
Foreign capital domestic banks	10	10	9	9	9	9	10	9	9	7
Foreign financial institution branch banks	7	7	7	7	7	7	6	6	6	6
Financial companies	15	14	14	14	15	15	15	14	14	13
Credit unions	1	1	1	1	—	—	—	—	—	—
Total financial institutions	78	78	77	78	78	79	79	77	77	74

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The following table shows the 2007 to 2024 evolution of some key performance indicators of the financial system:

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Non-Performing Loans ratio	2.7	2.7	3.0	1.8	1.2	1.5	1.5	1.8	1.6	1.7	1.7	3.0	5.7	4.2	4.3	3.1	3.5	1.6
NPL Coverage Ratio	115.2	117.0	115.3	147.7	176.1	144.4	150.4	141.6	150.2	139.8	151.6	121.2	94.0	136.0	110.0	128.0	140.0	159.0
ROAA Private Banks	1.6	1.9	3.0	3.2	3.0	3.2	3.7	4.3	4.1	3.7	3.2	4.2	7.5	2.7	1.3	1.7	4.8	3.1
ROAA Financial System	1.5	1.6	2.3	2.8	2.7	2.9	3.4	4.1	4.1	3.6	2.7	4.1	5.4	2.4	1.1	2.0	5.3	4.1
ROAE Private Banks	10.9	15.2	22.9	24.5	25.6	26.4	29.1	32.1	31.2	29.4	26.6	35.6	60.3	16.6	7.6	9.1	23.4	12.5
ROAE Financial System	11.0	13.4	19.2	22.6	25.3	25.7	29.5	32.7	32.4	29.6	23.4	36.1	46.4	16.4	7.2	11.4	26.9	15.7

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

ROAA and ROAE: Central Bank. Figures are expressed following Argentine Banking GAAP. Until December 31, 2019 did not apply IFRS 9 provisions. Figures are expressed in original currency and not adjusted for inflation. Since January 2020, Central Bank figures are expressed applying hyperinflation accounting

The following tables show market share of Argentine banks in terms of loans and deposits (calculated with balance at the end of the reporting period) as of December 31, 2024 according to the Central Bank:

Market Share of Loans	December 31, 2024
BANCO DE LA NACION ARGENTINA S.A.	20.3%
BANCO DE GALICIA Y BUENOS AIRES S.A.U.	11.9%
BANCO SANTANDER ARGENTINA S.A.	10.2%
BANCO BBVA ARGENTINA S.A.	9.6%
BANCO DE LA PROVINCIA DE BUENOS AIRES	7.9%
BANCO MACRO S.A.	7.7%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.U.	3.3%
BANCO PATAGONIA S.A.	3.0%
BANCO SUPERVIELLE S.A.	2.8%
BANCO GGAL SA	2.6%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	2.5%
BANCO DE LA CIUDAD DE BUENOS AIRES	2.4%
BANCO CREDICOOP COOPERATIVO LIMITADO	2.1%
NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	1.3%
BANCO COMAFI SOCIEDAD ANONIMA	1.1%

Market Share of Deposits	December 31, 2024
BANCO DE LA NACION ARGENTINA	22.7%
BANCO DE GALICIA Y BUENOS AIRES S.A.U.	10.4%
BANCO SANTANDER ARGENTINA S.A.	9.7%
BANCO DE LA PROVINCIA DE BUENOS AIRES	7.8%
BANCO BBVA ARGENTINA S.A.	7.3%
BANCO MACRO S.A.	6.1%
BANCO DE LA CIUDAD DE BUENOS AIRES	3.6%
BANCO CREDICOOP COOPERATIVO LIMITADO	3.4%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.U.	3.4%
BANCO PATAGONIA S.A.	3.0%
BANCO SUPERVIELLE S.A.	2.3%
BANCO GGAL SA	2.3%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	2.3%
CITIBANK N.A.	1.5%
BANCO INDUSTRIAL S.A.	1.4%

With respect to the distribution network, as of December 31, 2024, the financial system had 4,336 branches, 7,928 self-service terminals and 18,644 ATMs, with coverage throughout Argentina.

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

On July 11, 2017, the INDEC started to publish a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area (which is the CPI that resumed publication in June 2016), the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region. For the period of January 1, 2024 to December 31, 2024, accumulated inflation using the National CPI was 117.8% compared to 211.4% for 2023, and 94.8% for 2022. In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. Adjustments approved by the Argentine government in electricity and gas tariffs, as well as the increase in the price of gasoline have been passed through to prices, creating additional inflationary pressures.

The National CPI is prepared in accordance with current international standards and classifies individual consumption by purpose, previously used in the preparation of the former CPI. The adoption of the National CPI brings Argentina’s statistical practice in line with the OECD guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank. During 2024, the headline inflation index (measured through the Consumer Price Index) increased by 117.8% and core inflation (which excludes the effect of regulated and seasonal goods prices) increased by 105.5%.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the levels of inflation increase, the Argentine economy and our business and financial condition could be adversely affected.” and “Item 5.A. Operating Results—Presentation of Financial Statements in Pesos and Inflation.”

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy is considered hyperinflationary according to IAS 29 starting July 1, 2018. As a result, financial statements for the year ended on December 31, 2024 have been stated in terms of the measuring unit current at the consolidated financial statement date.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the reference stabilization coefficient (“CER,” per its Spanish acronym) index and UVA used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	Year ended December 31,
	2024	2023	2022

	(in percentages)
Price Indices:(1)
WPI	67.1%	276.4%	94.8%
CPI	117.8%	211.4%	94.8%
Adjustment Index:
CER	151.62%	149.67%	90.20%
UVA(2)	180.72%	150.05%	90.05%

(1)Source: INDEC, Central Bank

(2)UVAs are inflation adjusted units introduced in September 2016.

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023	2022

	(in thousands of Pesos)
Assets
In Pesos, unadjusted	3,245,449,547	3,712,901,886	4,061,944,463
In Pesos, adjusted by the CER	305,839,914	123,095,082	173,414,837
In Foreign Currency(1)	954,553,423	645,595,908	481,377,330
Total Assets	4,505,842,884	4,481,592,876	4,716,736,630
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	3,508,929,924	3,903,263,871	4,278,899,539
In Pesos, Adjusted by the CER	59,866,639	13,233,221	16,670,093
In Foreign Currency(1)	937,046,321	565,095,784	421,166,998
Total Liabilities and Shareholders’ Equity	4,505,842,884	4,481,592,876	4,716,736,630
(1)

Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2024 (U.S.$1.00 to Ps.1,032.50), December 31, 2023 (U.S.$1.00 to Ps.808.48) and December 31, 2022 (U.S.$1.00 to Ps.177.13).

Results of Operations for the Years Ended December 31, 2024 and 2023

We discuss below our results of operations for the year ended December 31, 2024 as compared with our results of operations for the year ended December 31, 2023. We expressly state that our results of operations for the year ended December 31, 2023 as compared with our results of operations for the year ended December 31, 2022 are hereby incorporated by reference to

“Item 5.A.  Operating Results” of the Form 20-F for the year ended December 31, 2023 filed by us with the SEC under the file number 001-37777.

Selected Ratios

	2024	2023	2022

	(in thousands of Pesos, except percentages)
SELECTED RATIOS
Return (loss) on average equity (1)	13.2%	16.8%	(5.2)%
Return (loss) on average assets (2)	2.6%	2.5%	(0.7)%
Net Interest Margin (3)	34.6%	31.5%	19.6%
Net Fee Income Ratio (4)	15.0%	14.5%	18.3%
Efficiency Ratio (5)	50.6%	54.7%	79.9%
Cost/assets (6)	12.9%	13.5%	13.0%
Basic earnings per share (Ps.) (7)	237.7	253.9	(75.0)
Diluted earnings per share (Ps.)	N/A	N/A	N/A
Basic earnings (losses) per share (in US$) (8)	0.2	0.2	(0.1)
Diluted (losses) per share (in U.S.$.) (8)	N/A	N/A	N/A
Liquidity and Capital
Loans to Total Deposits (9)	69.9%	32.3%	45.0%
Total Equity / Total Assets	17.7%	16.6%	13.3%
Consolidated Capital / Risk weighted assets (10)	16.1%	21.4%	12.9%
Common Equity Tier 1 Capital (CET1)/ Risk weighted assets (10)	16.1%	21.4%	12.3%
LCR Pro forma(10)	107.1%	112.6%	103.5%
Risk Weighted Assets/Assets (10)	80.8%	51.3%	61.4%
Asset Quality
Non-performing loans as a percentage of Total Loans	1.3%	1.2%	3.7%
Allowances as a percentage of Total Loans	2.2%	3.5%	5.0%
Cost of risk (11)	2.6%	5.9%	5.6%
Cost of risk, net (12)	2.4%	5.0%	4.5%
Coverage Ratio(13)	196.5%	291.6%	142.7%
Other Data
Dividends paid to ordinary shares (Ps.thousands)	24,996	27,963	—
Dividends per common share (Ps.)	0.1	0.1	—
(1)	Attributable net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(2)	Attributable net Income divided by average assets, calculated on a daily basis and measured in local currency.
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
(7)

Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were 439,664,227 for the year ended December 31, 2024, 442,727,459 for the year ended December 31, 2023 and 454,274,443 for the year ended December 31, 2022.

(8)	Peso amounts have been translated into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2024 which was Ps.1,032.50 to U.S.$1.00.
(9)	Loans and Leasing before allowances divided by total deposits.
(10)

For the calculation of these line items, see “Item 4.B. Business Overview—Banking Regulation and Supervision.” CET1 and total capital ratios for the year 2022 include the liquidity retained at the holding company (Grupo Supervielle) level, which were available for capital injections to our subsidiaries.

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

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
			Change
			December
	As of December 31,		31,
	2024	2023	2024/2023
	Ps.	Ps.	%

	(in thousands of Pesos, except percentages)
Consolidated Income Statement Data
Interest income	1,661,292,847	2,521,043,538	(34.1)%
Interest expenses	(888,013,611)	(1,797,625,868)	(50.6)%
Net interest income	773,279,236	723,417,670	6.9%
Net income from financial instruments at fair value through profit or loss	141,064,297	300,690,295	(53.1)%
Result from derecognition of assets measured at amortized cost	82,063,602	36,708,632	123.6%
Exchange rate difference on gold and foreign currency	9,272,117	12,632,268	(26.6)%
NIFFI and Exchange Rate Differences	232,400,016	350,031,195	(33.6)%
Net Financial Income	1,005,679,252	1,073,448,865	(6.3)%
Commissions income	195,703,684	202,792,927	(3.5)%
Commissions expense	(42,580,483)	(52,646,702)	(19.1)%
Income from insurance activities	24,994,738	31,426,151	(20.5)%
Net Service Fee Income	178,117,939	181,572,376	(1.9)%
Sub Total	1,183,797,191	1,255,021,241	(5.7)%
Other operating income	39,193,274	51,585,475	(24.0)%
Result from exposure to changes in the purchasing power of the currency	(305,891,382)	(237,195,789)	29.0%
Loan loss provisions	(59,513,217)	(73,255,839)	(18.8)%
Net Operating Revenue	857,585,866	996,155,088	(13.9)%
Personnel expenses	(293,324,953)	(349,282,955)	(16.0)%
Administration expenses	(174,327,118)	(183,876,763)	(5.2)%
Depreciations and impairment of premises and equipment	(52,584,122)	(69,534,698)	(24.4)%
Other operating expenses	(194,482,478)	(205,328,699)	(5.3)%
Operating income	142,867,195	188,131,973	(24.1)%
Results before taxes from continuing operations	142,867,195	188,131,973	(24.1)%
Income tax	(38,297,900)	(75,640,054)	(49.4)%
Net (loss) / income for the year	104,569,295	112,491,919	(7.0)%
Net (loss) / income for the year attributable to parent company	104,493,377	112,400,519	(7.0)%
Net (loss) / income for the year attributable to non-controlling interest	75,918	91,400	(16.9)%
Total Other Comprehensive (loss) / income	(12,290,045)	7,203,833	(270.6)%
Other comprehensive (loss) / income attributable to parent company	(12,274,629)	7,195,601	(270.6)%
Other comprehensive (loss) / income attributable to non-controlling interest	(15,416)	8,232	(287.3)%
Total Comprehensive (loss) / income	92,279,250	119,695,752	(22.9)%
Total comprehensive (loss) / income attributable to parent company	92,218,748	119,596,120	(22.9)%
Total comprehensive (loss) / income attributable to non-controlling interest	60,502	99,632	(39.3)%
Return on Average Shareholders’ Equity	13.2%	16.8%
Return on Average Assets	2.6%	2.5%

Attributable net income in 2024 amounted to a Ps.104.5 billion gain, as compared to a Ps.112.4 billion gain in 2023. This decrease was mainly due to: (i) lower investment portfolio yields, following the decline in nominal interest rates and as we continued reallocating assets towards loan growth, (ii) a 117.8% inflation impacting higher balances of net monetary assets, and (iii) lower Bank’s net fee income. These were offset by (i) reduced funding costs following the decline in nominal interest rates, (ii) improved cost efficiencies, (iii) lower loan loss provisions as the expected credit losses model reflected the improvement of better macroeconomic expectations, and (iv) higher fee income from the brokerage and asset management businesses. .

In 2024, attributable comprehensive income amounted to Ps. 92.2 billion, compared to Ps.119.6 billion in 2023, mainly as a result of:

(i)	a Ps.68.7 billion increase in the loss from exposure to changes in the purchasing power of the currency to Ps.305.9 billion in 2024, compared to Ps.237.2 billion in 2023. This was due to a 117.8% inflation in 2024 which affected a higher balance of net monetary assets;
(ii)	a 6.3% or Ps. 67.8 billion decrease in Net Financial Income to Ps. 1,005.7 billion compared to 1,073.4 billion in 2023 due to lower yields on lower investment portfolio average volumes, following the decline in nominal interest rates, while the Company continued reallocating assets towards loan growth. These were partially offset by a 16.0% decrease in interest bearing liabilities and 3,200 bps decrease in interest paid on those liabilities following the decrease in market interest rates; and
(iii)	a 1.0% or Ps. 1.5 billion increase in Other Net Operating Losses.

These were partially offset by:

(i)	a 13.7% or Ps. 82.4 billon decrease in personnel, administrative and depreciations and amortizations expenses, reflecting structural cost efficiencies and lower depreciations and amortizations,
(ii)	a Ps. 38.3 billion charge in income tax compared to Ps. 75.6 billion in 2023,
(iii)	a 18.8% or Ps. 13.7 billion decrease in Loan Loans Provisions reflecting provisions released following an update to the macroeconomic variables in the expected credit loss model, which incorporated expectations of a more favorable macroeconomic outlook, and
(iv)	A 2.0% or Ps. 3.0 billion increase in Net Service Fee income (excluding income from insurance activities) to Ps. 153.1 billion from Ps. 150.1 billion in 2023. This was mainly explained by lower fees paid to credit cards processors and higher brokerage revenues from the asset management businesses, and IOL invertironline, while banking fees repricing did not fully offset inflation.

In 2024, ROAA and ROAE were 2.6% and 13.2%, respectively, as compared to 2.5% and 16.8%, respectively, in 2023.

Net Financial Income

Net financial income in 2024 amounted to Ps.1,005.7 billion and NIM was 34.6%, compared to Ps.1,073.4 billion and 31.5%, respectively, in 2023. The decline in net financial income is explained by the following declines: (i) 41.2%, or Ps.813.4 billion, in market-related income, reflecting lower volumes and yields on the investment portfolio, as the balance sheet transitions to a greater proportion of loans; and (ii) 18.3%, or Ps.164.0 billion, in client interest income, as a 17.7% decrease in the average loan portfolio rate following the decrease in market interest rates offset a 10.6% average loan growth. This was partially offset by a 50.6%, or Ps. 909.6 billion, reduction in interest expenses reflecting by a 16.0% decrease in interest bearing liabilities and a 32.0% decrease in interest paid on those liabilities following the decrease in market interest rates.

In 2024, NIM increased to 34.6% compared to 31.5% in 2023, mainly as a result of the reduction in the monetary policy rate and the elimination of minimum rates for time deposits in March 2024, which led to a significant decrease in funding costs while asset yield declined but at a lower pace, mainly in the first quarter of 2024.

The following table sets forth a breakdown of our net interest income, and net income from financial instruments (“NIFFI”), result from derecognition of assets measured at amortized cost and exchange rate differences as of December 31, 2024 and 2023:

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023	Change

	(in thousands of Pesos, except percentages)
	$	$	%
Net Interest Income	773,279,236	723,417,670	6.9%
NIFFI, Result from derecognition of assets measured at amortized cost and Exchange Rate differences	232,400,016	350,031,195	(33.6)%
Total	1,005,679,252	1,073,448,865	(6.3)%

NIM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023

	(in percentages)
Net Interest Margin Breakdown
Total NIM	34.6%	31.5%
Ps.NIM	36.0%	26.1%
U.S.$NIM	21.7%	98.7%
Loan Portfolio NIM	21.5%	15.8%
Ps.NIM	24.4%	16.5%
U.S.$NIM	3.3%	7.2%
Investment Portfolio NIM	39.5%	46.4%
Ps.NIM	38.8%	36.1%
U.S.$NIM	46.8%	134.5%

NIM includes the exchange rate differences and net gains or losses from currency derivatives.

Net Interest Income

Net interest income in 2024 totaled Ps.773.3 billion, a 6.9% increase from the Ps.723.4 billion recorded in 2023, mainly due to (i) a 50.6% reduction in interest expenses, driven by a 16.0% decrease in interest bearing liabilities and 32.0% decrease in interest paid on those liabilities following the decrease in market interest rates. This was partially offset by the following declines: (i) 42.9%, or Ps. 695.8 billion, in market-related income from Central Bank and government securities recorded at amortized cost, as the balance sheet transitioned to a higher proportion of loans; and (ii) 17.7% in the average loan portfolio rate following the decrease in market interest rates, more than offset a 10.6% average loan growth.

Interest Income

Interest income in 2024 totaled Ps.1,661.3 billion, a 34.1% decrease from the Ps.2,521.0 billion recorded in 2023, primarily due to (i) a lower result from securities of the treasury position measured at fair value through other comprehensive income and at amortized cost, (ii) a 18.1% or Ps.163.2 billion decrease, in income from loans mainly explained by a 17.7% decrease in interest earned on loans while volumes increased 10.6% as the asset mix continued shifting toward private-sector loans. As of December 31, 2024 and 2023, our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2024	2023	2024/2023
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Interest on overdrafts	83,226,140	96,710,556	(13.9)%
Interest on promissory notes	93,035,284	146,926,625	(36.7)%
Interest on personal loans	117,122,816	144,712,780	(19.1)%
Interest on corporate unsecured loans	151,610,849	209,330,644	(27.6)%
Interest on credit cards loans	49,361,823	91,472,208	(46.0)%
Interest on mortgage loans	145,917,120	135,796,466	7.5%
Interest on automobile and other secured loans	56,906,745	27,383,291	107.8%
Interest on foreign trade loans	9,591,092	6,925,018	38.5%
Interest on leases	27,419,703	38,910,900	(29.5)%
Interest on government and corporate securities measured at amortized cost	492,340,275	1,236,666,154	(60.2)%
Other*	434,761,000	386,208,896	12.6%
Total	1,661,292,847	2,521,043,538	(34.1)%

* Includes results from securities issued by the Central Bank, results from other securities recorded as available for sale and results from repo transactions with the Central Bank.

The following table sets forth our yields on interest-earning assets:

	Grupo Supervielle S.A.
	Year ended December 31,
	2024		2023
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate

	(in thousands of Pesos, except percentages)
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	1,002,968,351	68.9%	497,171,064	90.1%
Securities Issued by the Central Bank	4,739,737	99.6%	990,065,384	92.5%
Total Investment Portfolio	1,007,708,088	69.0%	1,487,236,448	91.7%
Loans
Loans to the Financial Sector	8,946,787	40.5%	5,277,190	53.5%
Overdrafts	145,925,289	57.0%	103,169,126	93.7%
Promissory Notes	184,266,346	50.5%	193,073,474	76.1%
Mortgage loans	170,089,141	85.8%	152,838,348	88.8%
Automobile and Other Secured Loans	99,773,751	57.0%	44,835,494	61.1%
Personal Loans	160,164,537	73.1%	174,519,636	82.9%
Corporate Unsecured Loans	257,173,133	59.0%	271,566,323	77.1%
Credit Card Loans	175,508,297	28.1%	227,482,163	40.2%
Receivables from Financial Leases	69,801,710	39.3%	61,883,600	62.9%
Total Loans excl. Foreign trade and U.S.$.loans	1,271,648,991	57.3%	1,234,645,354	72.4%
Foreign Trade Loans and U.S.$.loans	188,577,196	5.1%	85,647,587	8.1%
Total Loans	1,460,226,187	50.5%	1,320,292,941	68.2%
Repo transactions	437,217,958	98.6%	603,910,624	80.4%
Total Interest-Earning Assets	2,905,152,233	64.2%	3,411,440,013	80.6%

The average balance of loans totaled Ps.1,460.2 billion in 2024, representing a 10.6% increase from Ps.1320.3 billion in 2023. This was mainly explained by the following changes in average balance portfolio: (i) a 120.2% or Ps. 102.9 billion increase in foreign trades and US$ loans, (ii) a 122.5% or Ps.54.9 billion increase in Automobile and Other Secured Loans, (iii) a 41.4% or Ps.42.8 billion increase in overdrafts, and (iv) a 11.3% or Ps. 17.2 billion increase in mortgage loans. These were partially offset by: (i) a 22.8% or Ps.

52.0 billion decrease in credit cards, (ii) a 5.3% or Ps 14.4 billion decrease in corporate unsecured loans, and (iii) a 8.2% or Ps. 14.3 billion decrease in personal loans.

Interest on public and corporate securities measured at amortized cost amounted to Ps.492.3 billion in 2024 compared to Ps. 1,236,7 billion in 2023. This line item mainly reflects results from investments in securities held to maturity or available for sale.

The average interest rate on total loans decreased to 50.5% in 2024 from 68.2% in 2023. Average BADLAR decreased 4,090 basis points in 2024 to 54.9% compared to 95.8% in 2023.

Interest Expenses

As of December 31, 2024 and 2023, our Interest expenses were comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2024	2023	2024/2023
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Interest on current accounts deposits	389,254,686	816,240,365	(52.3)%
Interest on time deposits	471,880,282	956,011,925	(50.6)%
Interest on other financial liabilities	12,253,138	7,885,998	55.4%
Interest from financing sector	2,147,004	6,037,943	(64.4)%
Other	12,478,501	11,449,637	9.0%
Total	888,013,611	1,797,625,868	(50.6)%

Interest expenses for 2024 totaled Ps.888.0 billion, a 50.6% decrease from Ps.1,797.6 billion for 2023. This decrease was due to a 16.0% decrease in interest bearing liabilities and 3,200 bps decrease in interest paid on those liabilities following the decrease in market interest rates. In 2024, non-interest bearing deposits amounted to Ps725.8 billion decreasing 21.2% or Ps.195.5 billion from Ps.921.4 billion in 2023. Cost of funds decreased 2.230 basis points to 32.9% in 2024 from 55.2% in 2023.

The following table sets forth our yields on Interest-bearing liabilities and low and non-interest bearing deposits as of December 31, 2024 and 2023:

	Grupo Supervielle S.A.
	As of December 31,
	2024		2023
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate

	(in thousands of Pesos, except percentages)
Interest-Bearing Liabilities
Special Checking Accounts	1,050,850,218	37.0%	1,166,179,952	70.0%
Ps. Savings Accounts	810,864,840	47.7%	1,024,551,523	79.6%
Fx Savings Accounts	239,985,378	1.0%	141,628,429	0.2%
Time Deposits	859,333,687	54.9%	1,130,002,871	84.6%
Ps. Time Deposits	785,441,201	59.9%	1,098,917,004	87.0%
Fx Time Deposits	73,892,486	1.5%	31,085,867	0.4%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	40,966,279	35.2%	27,036,820	51.5%
Total Interest-Bearing Liabilities	1,951,150,184	44.9%	2,323,219,643	76.9%
Low and Non-Interest Bearing Deposits
Savings Accounts	416,473,153	1.0%	493,139,734	0.9%
Ps. Savings Accounts	225,951,831	1.8%	341,581,901	1.2%
Fx Savings Accounts	190,521,322	0.0%	151,557,833	0.0%
Checking Accounts	309,376,758		428,239,014
Ps. Checking Accounts	293,126,772	—%	409,095,571	—%
Fx Checking Accounts	16,249,986	—%	19,143,443	—%
Total Low and Non-Interest Bearing Deposits	725,849,911	—%	921,378,748	—%
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	2,677,000,095	32.9%	3,244,598,391	55.2%

Average balance of our interest-bearing liabilities in 2024 totaled Ps.1,951.1 billion, compared to Ps.2,323.2 billion in 2023. The Ps.372.1 billion decrease was explained by: (i) a 28.5% or Ps. 313.5 billion  decrease to Ps.785.4 billion in the average balance of

Peso time deposits, and (ii) a 20.9% or Ps. 213.7 billion decrease of interest-bearing Peso special checking accounts from Ps.1,024,5 billion in 2023 to Ps. 810.9 billion in 2024.

Average balance of our low or non-interest-bearing deposits in 2024 totaled Ps.725.8 billion, compared to Ps.921.4 billion in 2023. This decrease was mainly due to (i) a 27.8% or Ps.118.9 billion decrease in average balance of our checking accounts and (ii) a 33.9% or Ps. 115.6 billion decrease in the average balance of Peso saving accounts.

The following table sets forth our interest bearing deposits by denomination as of December 31, 2024 and 2023:

	Grupo Supervielle S.A.
	As of December 31,
	2024			2023
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate

	(in thousands of Pesos, except percentages)
Savings accounts
Pesos	225,951,831	4,132,270	1.8%	341,581,901	4,156,459	1.2%
Dollars	190,521,322	51,277	0.0%	151,557,832	37,227	0.0%
Total	416,473,153	4,183,547	1.0%	493,139,733	4,193,686	0.9%
Special checking accounts
Pesos	810,864,840	386,783,388	47.7%	1,024,551,523	815,903,800	79.6%
Dollars	239,985,378	2,471,298	1.0%	141,628,429	336,565	0.2%
Total	1,050,850,218	389,254,686	37.0%	1,166,179,952	816,240,365	70.0%
Time deposits
Pesos	785,441,201	470,747,356	59.9%	1,098,917,004	955,874,934	87.0%
Dollars	73,892,486	1,132,926	1.5%	31,085,867	136,991	0.4%
Total	859,333,687	471,880,282	54.9%	1,130,002,871	956,011,925	84.6%
Total by currency
Pesos	1,822,257,872	861,663,014	47.3%	2,465,050,428	1,775,935,193	72.0%
Dollars	504,399,186	3,655,501	0.7%	324,272,128	510,783	0.2%
Total Deposits	2,326,657,058	865,318,515	37.2%	2,789,322,556	1,776,445,976	63.7%

Net Income from financial instruments and Result from recognition of assets measured at amortized cost and Exchange rate differences

Net income from financial instruments at fair value through profit or loss, result from derecognition of assets measured at amortized cost and exchange rate differences for 2024 totaled Ps.232.4 billion, decreasing 33.6% from Ps.350.0 billion in 2023.

The following table sets forth our Net income from financial instruments at fair value through profit or loss as of December 31, 2024 and 2023.

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023
	Ps.	Ps.

	(in thousands of Pesos)
Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	133,719,708	278,299,120
Income from securities issued by the Argentine Central Bank	—	—
Derivatives	7,344,589	22,391,175
Total	141,064,297	300,690,295
Result from derecognition of assets measured at amortized cost	82,063,602	36,708,632
Exchange rate difference on gold and foreign currency	9,272,117	12,632,268
Total	232,400,016	350,031,195

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023
	Ps.	Ps.

	(in thousands of Pesos)
Financial income from U.S. dollar operations	40,658,268	218,159,421
NIFFI	24,557,014	66,792,673
U.S. dollar Government Securities	17,212,425	44,401,498
Term Operations	7,344,589	22,391,175
Interest Income	16,101,254	151,366,748
U.S. dollar Government Securities	16,101,254	151,366,748
Exchange rate differences on gold and foreign currency	9,272,117	12,632,268
Total Income from U.S. dollar operations	49,930,385	230,791,689

Total income from U.S. dollar operations for 2024 totaled Ps.49.9 billion, compared to Ps.230.8 billion in 2023. This decrease is mainly explained by lower net gain on U.S.$ and U.S.$ linked government securities, lower results from term operations and lower exchange rate differences.Result from exposure to changes in the purchasing power of money

Result from exposure to changes in the purchasing power of the currency for 2024 totaled a Ps.305.9 billion loss, from the Ps.237.2 billion loss in 2023. This reflects the loss in the purchasing power of the currency to which our net monetary assets are exposed as a result of the 117.8% and 211.4% increases in consumer price index in 2024 and 2023, respectively, while net monetary assets increased in 2024 compared to 2023. Grupo Supervielle’s capital is hedged against inflation through different inflation linked instruments, including mortgage loans and sovereign bonds.

Loan Loss Provisions

Loan loss provisions totaled Ps.59.5 billion in 2024, a 18.8% decrease compared to Ps.73.3 billion in 2023. This decrease  reflects provisions released following an update to the macroeconomic variables in the expected credit loss model, which incorporated expectations of a more favorable macroeconomic outlook compared to a weaker macroeconomic outlook in 2023. In 2024 and 2023, the level of provisioning reflects Grupo Supervielle’s IFRS9 expected loss models and the nominal growth of the loan portfolio.

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

As of December 31, 2024, the coverage ratio was 196.5% compared to 291.6% as of December 31, 2023, reflecting Grupo Supervielle’s IFRS9 expected loss models and the nominal growth of the non-performing loan portfolio. The total non-performing loan (“NPL”) ratio was 1.3% as of December 31, 2024, increasing 10bps from 1.2% as of December 31, 2023.

See changes in loan loss provisions in Note 25 to our audited financial statements. Loans and Other Financing of our audited consolidated financial statements.

Net Services Fee Income

Our net services fee income was comprised of:

	Grupo Supervielle S.A.
	Year ended December 31,
	2024	2023	2024/2023
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Commissions from deposits accounts	63,795,582	81,425,932	(21.7)%
Commissions from credit and debit cards	42,306,970	44,846,744	(5.7)%
Commissions from loans operations	448,348	803,315	(44.2)%
Other Commissions	89,152,784	75,716,936	17.7%
Total Services fee income	195,703,684	202,792,927	(3.5)%
Exports and foreign currency operations	(1,501,752)	(1,209,718)	24.1%
Commissions paid	(41,078,731)	(51,436,984)	(20.1)%
Total Services fee expenses	(42,580,483)	(52,646,702)	(19.1)%
Income from insurance activities	24,994,738	31,426,151	(20.5)%
Net Service Fee Income	178,117,939	181,572,376	(1.9)%

Net services fee income (excluding Income from insurance activities) totaled Ps.153.1 billion in 2024, a 2.0% increase compared to Ps.150.1 billion in 2023. This increase was mainly driven by:

(i)	a 19.1% or Ps. 10.1 billion decrease in fee expenses mainly related to lower credit cards processors fees;
(ii)	a 29.5% or Ps. 9.2 billion increase in brokerage fees to Ps. 40.3 billion in 2024 compared to Ps. 31.2 billion in 2023. In 2024, brokerage fees represented 20.6% of total fee income compared to 15.4% in 2023, demonstrating IOL invertironline’s ability to acquire and retain customers, and
(iii)	a 36.8% or Ps. 22.9 million increase in asset management fees that represented 11.7% of total fee income in 2024 compared to 8.3% in 2023.

This increase were partially offset by (i) lower banking business fee income as fee repricing did not match the 117.8% increase in inflation in Argentina in 2024 resulting in a 21.7% or Ps.17.6 billion decrease in deposit account commissions (comprised principally of maintenances and transactions fees con checking and savings accounts), (ii) a 5.7% or Ps. 2.5 billion decrease in credit card commissions, and (iii) a 44.2% or Ps. 355.0 million decrease in loan related fees.

Income from insurance activities

Income from insurance activities amounted to Ps.25.0 billion in 2024, reflecting a 20.5% decrease from the Ps.31.4 billion recorded in 2023. In 2024, Claims paid amounted to Ps.6.6 billion increasing 18.6% compared to 2023, while gross written premiums increased 2.7% from 2023, with non-credit related policies decreasing Ps.960 million, or 5.0%.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	Grupo Supervielle S.A.
	Year ended December 31,
	2024	2023	2024/2023
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Payroll and social securities	275,161,498	326,784,995	(15.8)%
Other expenses	18,163,455	22,497,960	(19.3)%
Total Personnel expenses	293,324,953	349,282,955	(16.0)%
Directors’ and statutory auditors’ fees	5,039,046	7,168,384	(29.7)%
Professional fees	47,319,392	54,453,979	(13.1)%
Advertising and publicity	16,905,233	10,315,925	63.9%
Taxes	40,173,289	44,441,482	(9.6)%
Maintenance, security and services	45,660,777	42,797,626	6.7%
Rent	112,572	144,595	(22.1)%
Others	19,116,809	24,554,772	(22.1)%
Total Administration Expenses	174,327,118	183,876,763	(5.2)%
Total Personnel and Administration Expenses	467,652,071	533,159,718	(12.3)%

In 2024, personnel expenses amounted to Ps.293.3 billion, a 16.0% or Ps.56.0 billion decrease compared to 2023 reflecting efficiencies implemented and the lower impact from inflation on annual personnel expense provisions. Personnel expenses includes severance payments and early retirement charges related to Grupo Supervielle’s efficiency programs of Ps.24.4 billion in 2024 and Ps.22.9 billion in 2023.

The employee base at the end of 2024 reached 3,456 people, decreasing 5.7%, or 207 employees, compared to 2023. The Bank’s headcount was reduced by 172 employees or 5.4% compared to 2023. IOL invertironline reduced its staff by 11 employees compared to 2023. Insurance increased its staff by 3 employees or 1.9% compared to 2023.

Administration expenses totaled Ps.174.3 billion in 2024,decreasing 5.2% from the Ps.183.9 billion recorded in 2023. This performance was mainly driven by decreases of: (i) 13.1%, or Ps.7.1 billion, in Other professional fees and (ii) 9.6%, or Ps. 4.3 billion, in Taxes. These reductions were partially offset by a 63.9%, or Ps. 6.6 billion, increase in Advertising & Publicity reflecting costs associated with advertising campaign in 2024.

In 2024, the efficiency ratio was 50.6%, improving from 54.7% in 2023. This decrease reflects a 13.7% or Ps. 82.4 billion decreases in total expenses outpacing the 6.6%, or Ps. 72.8 billion, decrease in Revenues.

Other Income/(Expenses), Net

We had other expenses, net of Ps.155.3 billion for 2024, compared to Ps.153.7 billion in 2023. This line item includes a Turnover Tax of Ps. 82.4 billion in 2024 compared to Ps. 119.7 billion in 2023. Excluding Turnover Tax, Other expenses, net amounted to Ps. 72.9 billion in 2024 compared to Ps. 34.0 billion in 2023. This increase mainly reflects a contingency provision related to Turnover Tax that amounted to Ps. 31.8 billion as of December 31, 2024.

Since January 2020, January 2023, and January 2024, the tax authorities of the City of Buenos Aires, Mendoza Province, and Buenos Aires Province, respectively, have imposed a Turnover Tax on revenues from Central Bank securities and instruments (Leliqs/Notaliqs or Repos).

The Central Bank initiated declaratory actions of certainty against the tax authorities of the City of Buenos Aires and the Province of Mendoza regarding the unconstitutionality of the measures implemented and is also working on actions before the Province of Buenos Aires since these measures directly and severely affect the purposes and functions assigned to the institution, substantially altering the execution of national monetary and financial policy. The Central Bank also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The Central Bank has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the Central Bank. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the Central Bank, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the aforementioned, the Bank believes that the arguments supporting the non-taxability of these instruments are well-founded and supported by expert opinions from both internal and third-party specialists. The Bank considers the likelihood of a favorable ruling to be the most probable outcome. Consequently, the Bank has ceased paying the tax on the revenues generated by Repo transactions in the City of Buenos Aires since April 2023 and in the Province of Buenos Aires since January 2024.

As of September 30, 2023, Law No. 6655 was published in the City of Buenos Aires, establishing a reduction of the Turnover Tax rate to 0% or 2.85% for the Central Bank's repo transactions and securities, subject to regulation and contingent on the effective transfer of revenue-sharing funds or agreements reached with the National Government. As of December 31, 2024, the Bank received a tax assessment from AGIP (the City of Buenos Aires Tax Authority) for the period June to August 2023. Consequently, the Bank recorded a contingency provision of Ps.31.8 billion. Regarding the ongoing matter in the Province of Mendoza, following the publication of General Resolution (ATM Mendoza) No. 70/2024 in Article 17, the Bank requested acceptance of the determined amounts and a reduction of the penalty to the legal minimum, and proceeded with the payment of Ps.5.6 million. This settlement was formally accepted by the ATM Mendoza through Administrative Resolutions No. 198 and 533 of 2024. As of the issuance date of this annual report, the Bank is working on withdrawing its legal action filed before the Supreme Court of Justice.

Other Comprehensive Income, net of tax

Other comprehensive income, net of tax totaled a net loss of Ps.12.3 billion in 2024 compared to a net gain of Ps.7.2 billion in 2023. Other Comprehensive Income in 2024 reflects mark to market valuation of government securities held by the Company recorded at Fair value through other comprehensive income, partially offset by Other Comprehensive loss from the valuation of real estate assets at market value.

Income Tax

The tax reform passed by the Argentine Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) passed in December 2019, allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation should exceed 100% in 3 years on a cumulative basis to deduct inflation losses. In 2018, the 55% threshold was not met, but in 2019 inflation widely exceeded 30%. Therefore, since 2019 the income tax provision considers the losses arising from exposures to changes in the purchasing power of the currency, which significantly lowered the income tax expense compared to previous years.

The income tax rate applicable to Argentine entities for the 2025 fiscal period follows a three-tier structure based on the accumulated taxable net income, which thresholds adjusts annually according to the CPI. The updated tax rate structure is as follows: (i) net taxable income accumulated up to Ps.101.6 million will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.101.6 million up to Ps.1,016 million will incur a payment of Ps. 25.4 million plus 30% on the excess over Ps.1,016 illion; and (iii) net taxable income accumulated over Ps.1,016 million will be subject to a payment of Ps. 299.9 million plus 35% on the excess over Ps.1,016 million.

In 2024, Grupo Supervielle recorded an income tax loss of Ps.38.3 billion compared to an income tax loss of Ps.75.6 billion in 2023. The taxable income of each company is calculated on a stand-alone basis excluding the impact of the equity method results on their respective subsidiaries. In addition, permanent differences between inflation adjustment for tax purposes and according to IAS 29 may arise, which may increase or decrease the effective tax rate.

Results by Segments

Our results by segments for the years ended December 31, 2024 and 2023 are shown in Note 3 to our audited consolidated financial statements.

Personal and Business Banking

Attributable income in 2024 recorded a Ps.101.7 billion loss, compared to a Ps.66.8 billion loss in 2023. The main factors explaining  this increase were: (i) a Ps.104.2 billion increase in the loss from net monetary position, (ii) a Ps. 34.1 billion decrease in net financial income driven by decreasing market interest rates impacting interest earned on loans while average volumes increased in 2024 compared to 2023. This was partially offset by lower cost of funding; and (iii) a Ps. 8.1 billion or 9.6% decrease in net service fee income as fees repricing did not anticipate the increase of 117.8% in inflation in Argentina in 2024.

These were partially offset by: (i) a Ps. 66.9 billion or 14.4% decrease in personnel expenses, administrative expenses and depreciation and amortizations; (ii) a tax gain of Ps.57.9 billion in 2024 compared to a tax gain of Ps. 30.5 billion in 2023; (iii) a Ps. 10.0 billion or 14.3% decrease in Other net operating losses; and (iv) a Ps. 7.2 billion or 12.5% decrease in Loan Loss Provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. Delinquency requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than one year. The performance reflects the update to the macroeconomic variables in the expected credit loss model, which incorporated expectations of a more favorable macroeconomic outlook in 2024 compared to 2023.

In 2024, the Personal & Business Banking segment loans (including receivables from financial leases) reached Ps. 1,278.6 billion as of December 31, 2024, increasing 126.4% from 2023. The Personal & Business loan portfolio reflects robust growth in retail loans, with strong demand in car loans where the Company holds the #2 market position in car loan origination, as well as in mortgage loans, personal loans and credit cards.

In 2024, the Personal & Business Banking segment’s deposits amounted to Ps. 1,403.6 billion, an 11.1% increase from the Ps. 1,263.3 billion in 2023.

Corporate Banking

Attributable income in 2024 recorded a Ps.9.9 billion gain, compared to a Ps.22.4 billion gain in 2023, mainly due to: (i) a 36.4% or Ps. 50.5 billion decrease in Net Financial Income driven by decreasing market interest rates impacting interest earned on loans while average volumes increased in 2024 compared to 2023. This was partially offset by lower cost of funding.

These were partially offset by: (i) Other expenses, net loss of Ps. 15.5 billion compared to a net loss of Ps. 27.6 million in 2023; (ii) an income tax charge of Ps. 1.3 billion in 2024 compared to Ps. 12.8 million in 2023; (iii) a Ps. 9.0 billion or 79.4% decline in Loan Loss Provisions. The performance reflects the update to the macroeconomic variables in the expected credit loss model, which incorporated expectations of a more favorable macroeconomic outlook in 2024 compared to 2023. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date; (iv) a Ps. 2.8 billion or 18.9% decrease in the loss in the purchasing power or the currency to which our net monetary assests are exposed; and (v) a 4.2% or Ps.2.7 billion decrease in Personnel, Administrative expenses and Depreciations and Amortizations mainly due lower personnel expenses following the cost efficiency initiatives implemented in 2024.

In 2024, the corporate banking segment’s loan and financing portfolio totaled Ps. 800.1 billion compared to Ps. 428.2 billion in 2023 reflecting higher credit demand following the decline in the inflation rate and lower market interest rates. In 2024 corporate deposits amounted to Ps. 699.2 billion, compared to Ps. 468.6 billion in 2023.

Treasury

Attributable income in 2024 recorded a Ps. 171.1 billion gain, compared to a Ps. 131.2 billion gain in 2023.

This performance is explained by: (i) a 11.1% or Ps. 55.5 billion increase in Net Financial Income due to the result from derecognition  of assets measured at amortized cost and lower cost of fund reflecting the decline on market interest rates and lower interest bearing liabilities volumes; (ii) a Ps. 14.3 billion or 6.9% decrease in the loss from exposure to changes in the purchasing power; and (iii) a Ps. 5.0 billion or 15.2% decrease in in Personnel, Administrative expenses and Depreciations and Amortizations mainly due to the strategy to capture operating efficiencies at the Bank.

This was partially offset by: (i) Other expenses net loss of Ps. 79.0 billion compared to a net loss of Ps. 52.4 million in 2023; and (ii) an income tax charge of Ps. 78.9 billion compared to Ps. 72.8 billion in 2023.

Consumer Finance

As of December 31, 2022, IUDÚ and Tarjeta were in the process of merging into the Bank. The Merger date was set effective January 1, 2023, inclusive, date from which Banco Supervielle S.A. in its capacity as absorbing and continuing company, assumed the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to those companies. On June 8, 2023, the final merger commitment was signed. The forementioned decision was approved by the Central Bank of the Argentine Republic on December 1, 2023 under Resolution No. 478 and by the National Securities Commission on December 13, 2023 under Resolution N°RESFC-2023-22557-APN-DIR#CNV.

Insurance

Attributable income totaled Ps. 6.5 billion in 2024 compared to Ps. 7.8 billion in 2023. This was due to (i) a 48.5 % or Ps. 11.8 billion decrease in Net Financial Income, and (ii) a 25.5% or Ps. 7.3 billion decrease in Net Service Fee income. In 2024, gross written premiums increased 4.8% from 2023.

These were partially offset by: (i) a 68.9% or Ps. 10.7 billion decrease in personnel and administrative expenses and Depreciation and Amortization to Ps. 4.9 billion from Ps. 15.6 billion in 2023, (ii) a Ps.6.9 billion decrease in the net loss from exposure to changes in the purchasing power of the currency, and (iii) an income tax charge of Ps. 3.9 billion from Ps. 4.4 billion in 2023.

Asset Management and Other Services

Attributable Income recorded a Ps.43.5 billion gain in 2024 compared to Ps.23.0 billion gain in 2023. The increase in 2024 was mainly driven by: a Ps.11.1 billion increase in net service fee income to Ps.66.6 billion in 2024 from Ps. 55.5 billion in 2023 due to higher revenues from IOL invertironline and from the asset management business. In 2024, brokerage fees represented 20.6% of total fee income compared to 15.4% in 2023, demonstrating IOL invertironline’s ability to acquire and retain customers.

This was partially offset by a Ps.5.3 billion decrease in Net Financial Income to Ps. 21.7 billion in 2024 compared to Ps. 27.0 billion in 2023, mainly due to lower yields on government securities; and a 38.0% or Ps. 6.7 billion increase in the los from exposure to the purchasing power of the currency.

Adjustments

Results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable loss of Ps.24.8 billion loss in 2024 compared to a Ps.5.3 billion loss in 2023.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2024		2023
	Amount	%	Amount	%

	(in thousands of Pesos, except percentages)
Cash and due from banks	652,975,869	14.5%	498,892,707	11.1%
Debt Securities at fair value through profit or loss	263,332,202	5.8%	101,076,778	2.3%
Loans and financing portfolio	2,170,078,164	48.2%	1,050,611,692	23.4%
Other debt securities	812,895,743	18.0%	546,979,858	12.2%
Other assets(1)	606,560,906	13.5%	2,284,031,841	51.0%
Total	4,505,842,884	100.0%	4,481,592,876	100.0%
(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.4,505.8 billion total assets as of December 31, 2024, Ps.4,260.8 billion, equivalent to 94.6% of the total assets, corresponded to the Bank. As of December 31, 2024, our total direct exposure to the public sector amounted to Ps.949.1 billion which is primarily composed of our holdings of government securities.

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

On May 7, 2024, our Board of Directors increased the maximum price to be paid per share under the Second Program to US$10 per ADR in the New York Stock Exchange and up to a maximum of Ps.2,400  per Class B share in ByMA. On June 4, 2024, our Board of Directors modified the terms of the Second Program as follows: (i) the maximum amount of the investment under the Second Program was increased to up to Ps.8 billion or the lesser amount until reaching 10% of the share capital of Grupo Supervielle, including treasury shares, and (ii) the amount of acquisitions may not exceed 25% of the average daily transaction volume of Grupo Supervielle’s shares during the previous 90 business days in accordance with the provisions of Law No. 26,831. For the purpose of calculating the limit established by current regulations, we will take into account the average daily transaction volume of the shares in the period indicated in ByMA and the NYSE. On July 8, 2024, Supervielle announced the completion of the Second Program. Under the Second Program Supervielle acquired a total of 4,940,665 Class B shares, equivalent to 1.08177% of the share capital.

On January 22, 2025, our Board of Directors approved the sale of up to 4,567,223 Class B shares held in treasury, in accordance with Section 67 of Law No. 26,831 and the regulations of the CNV. The proceeds from the sale of the Class B shares are expected to be used to make capital contributions to Supervielle Agente de Negociación. As of the date of this annual report, we did not sell any Class B shares in connection with this approval.

As of the date of this annual report, we hold 18,991,157 Class B shares (including shares represented by ADSs) which correspond to all the Class B Shares and ADSs acquired under the Programs. For more information, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

As of December 31, 2024, the LCR Pro forma was 107.1% compared to 112.6% as of December 31, 2023.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2024, 2023 and 2022, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023	2022

	(in thousands of Pesos)
Net (loss) /income for the year	104,569,295	112,491,919	(34,127,728)
Adjustments to obtain flows from operating activities:
Income tax	38,297,900	75,640,054	(24,311,301)
Depreciation and Impairment of Property, plant and equipment	52,584,122	69,534,698	68,481,877
Loan loss provisions	59,513,217	73,255,839	96,098,277
Other adjustments
Exchange rate difference on gold and foreign currency	(9,272,117)	(12,632,268)	(18,600,899)
Interest from loans and other financings	(1,661,292,847)	(2,521,043,538)	(1,708,038,478)
Interest from deposits and financing received	888,013,611	1,797,625,868	1,122,352,416
Net income from financial instruments at fair value through profit or loss	(141,064,297)	(300,690,295)	(123,736,947)
Fair value measurement of investment properties	10,188,877	15,270,191	5,451,222
Results from exposure to changes in the purchasing power of money	305,891,382	237,195,789	120,362,179
Interest on liabilities for financial leases	1,920,878	73,365	3,386,547
Allowances reversed	(4,607,832)	(11,982,685)	(22,054,889)
Fair value measurement of investment properties	(82,063,602)	(36,708,632)	(3,335,307)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	110,559,464	410,410,400	130,202,160
Derivatives	3,636,522	(6,260,077)	926,390
Repo transactions	1,645,657,441	(1,499,306,678)	419,673,327
Loans and other financing
To the non-financial public sector	1,276,124	(2,624,770)	(1,582,830)
To the other financial entities	(11,646,076)	(4,354,012)	(3,355,875)
To the non-financial sector and foreign residents	497,290,942	3,002,490,513	2,103,258,859
Other debt securities	(265,915,885)	1,282,181,407	(786,527,498)
Financial assets in guarantee	(74,347,521)	(2,887,713)	14,692,042
Investments in equity instruments	—	—	—
Other assets	70,481,375	(203,881,815)	104,767,978
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(74,686,296)	30,578,889	37,233,310
Financial sector	(852,452)	349,898	171,349
Private non-financial sector and foreign residents	(1,010,608,387)	(2,168,443,451)	(1,257,270,988)
Derivatives	1,734,047	—	—
Repo operations	31,914,891	2,047,701	—
Liabilities at fair value with changes in results	(1,323,792)	(13,182,617)	(12,615,674)
Other liabilities	47,400,025	33,136,242	(214,510,885)
Income Tax paid	(14,388,375)	(14,326,676)	(5,743,355)

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023	2022

	(in thousands of Pesos)
NET CASH PROVIDED BY OPERATING ACTIVITIES (A)	518,860,634	343,957,546	11,245,279
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(57,388,325)	(53,899,257)	(56,702,974)
Purchase of liabilities and equity instruments issued by other entities	86,252	2,611,040	82,996
Purchase of investments in subsidiaries	—	—	—
Collections:
Disposals related to PPE, intangible assets and other assets	11,059,471	10,154,017	5,390,421
NET CASH USED IN INVESTING ACTIVITIES (B)	(46,242,602)	(41,134,200)	(51,229,557)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Operating Leases	(8,893,219)	(10,897,240)	(17,262,197)
Unsubordinated negotiable obligations	(2,342,101)	(3,882,340)	(10,184,994)
Financing received from Argentine Financial Institutions	(267,100,285)	(331,717,810)	(1,183,896,947)
Subordinated negotiable obligations	—	—	—
Dividends	(27,962,555)	—	(3,335,464)
Acquisition of treasury shares	(9,916,857)	(1,870,162)	(9,380,411)

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023	2022

	(in thousands of Pesos)
Collections:
Unsubordinated negotiable obligations	52,092,812	75,242	—
Financing received from Argentine Financial Institutions	300,536,024	300,081,404	1,138,802,074

NET CASH PROVIDED BY FINANCING ACTIVITIES (C)	36,413,819	(48,210,906)	(85,257,939)
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	265,181,131	472,458,135	21,138,355
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(561,800,396)	(545,654,907)	(117,829,693)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	212,412,586	181,415,668	(221,933,555)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	550,325,469	368,909,801	590,843,356
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	762,738,055	550,325,469	368,909,801

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures in 2025.

Cash Flows from Operating Activities

In 2024, operating activities provided Ps. 518.9 billion of net cash, compared to Ps. 343.9 billion of net cash provided in 2023. Net decrease in Private non-financial sector and foreign residents deposits amounted to Ps. 1,010.6 billion in 2024, compared to a net decrease of Ps. 2,168.4 billion in 2023. Net operating activities used Ps. 1,759.8 billion in 2024 from debt securities, derivatives and repo transactions compared to Ps. 1,095.1 billion provided in 2023. Net operating activities provided Ps. 486.9 billion from loans to the non-financial sector and foreign residents in 2024, compared to Ps. 2,995.5 billion in 2023.

Cash Flows from Investing Activities

In 2024, we used Ps. 46.2 billion of net cash in our investing activities, compared to Ps. 41.1  billion of net cash used in 2023. In 2024, funds used mainly in intangible assets and others were Ps. 57.4 billion compared to Ps. 53.9 billion used in 2023.

Cash Flows from Financing Activities

In 2024, net cash provided in financing activities was Ps. 36.4 billion, compared to Ps. 48.2 billion used in 2023.

In 2024, net funds provided to make payments of unsubordinated negotiable obligations was Ps. 49.7 billion, compared to Ps.3.8 billion used in 2023. Net collections from Argentine financial institutions was Ps. 33.4 billion in 2024, compared to Ps. 31.6 billion net payments in 2023. In 2024 and 2023, net cash used in dividends payments was Ps. 28.0 million and Ps. 0 billion, respectively.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023

	(in thousands of Pesos, except percentages)
From the non-financial public sector	144,705,833	219,392,129
% of deposits	4.6%	6.5%
From the financial sector	185,277	1,037,729
% of deposits	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	386,058,910	301,797,540
% of deposits	12.2%	8.9%
Savings accounts	711,833,420	526,572,089
% of deposits	22.4%	15.6%
Special checking accounts	975,718,997	1,593,971,142
% of deposits	30.7%	47.3%
Time deposits	729,192,111	385,860,302
% of deposits	23.0%	11.4%
Investment accounts	169,216,650	265,751,612
% of deposits	5.3%	7.9%
Others	34,864,079	34,490,429
% of deposits	1.1%	1.0%
Interest and differences in exchange rates payable	21,685,966	44,128,950
% of deposits	0.7%	1.3%
Total	3,173,461,243	3,373,001,922

As of December 31, 2024, non-or low-cost private sector demand deposits accounted for 30% of the our total Peso deposit base, consisting of 13.1% in savings accounts and 16.6% in checking accounts, compared to 11.0% and 10.6% as of December 31, 2023, respectively.

Financings

Banco Supervielle S.A.

Global Program for the issuance of debt securities not convertible into shares

In September 2016, the shareholders’ meeting of Banco Supervielle approved the creation of a global program for the issuance of negotiable bonds up to a maximum amount of U.S.$800,000,000. The program was authorized by the National Securities Commission through Resolution No 18,376 dated November 24, 2016. On March 6, 2018, the shareholders’ meeting of Banco Supervielle approved the increase of the amount of the program to U.S.$2,300,000,000. On April 26, 2021, the shareholders’ meeting of Banco Supervielle approved the decrease of the amount of the program to U.S.$300,000,000 and to extend the term of the program for an additional five years.

On August 2, 2024, Banco Supervielle issued class H negotiable bonds under its global program at a variable rate with maturity on August 2, 2025 (12 months from the date of the settlement), for a nominal value of Ps. 20,877.8 billion. The issuance was authorized by the CNV through Resolution No 18,376 dated November 24, 2016. Interest on the class H negotiable bonds equals to the sum of the Badlar rate plus 5.25% and shall be payable quarterly. The principal amount of the class H negotiable bonds shall be paid in full at the maturity date.

On November 28, 2024, Banco Supervielle issued class I corporate bonds at a fixed rate of 4.70% with maturity on May 28, 2025 (6 months from the date of the settlement), for a nominal value of U.S.$30,000,000. The program was authorized by the CNV through Resolution No 18,376 dated November 24, 2016. The principal and interest of the class I corporate bonds shall be paid in full in a single payment on the maturity date.

As of December 31, 2024 and 2023, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations of Banco Supervielle were as follows:

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2024	12/31/2023
Banco Supervielle Class H (in Ps. thousands)	8/2/2024	8/2/2025	Variable Badlar rate of private banks + 5.25%	20,127,198	—
Banco Supervielle Class I (in U.S.$)	11/28/2024	05/28/2025	Nominal annual fixed interest rate of 4.70	31,030,668	—
Total				51,157,866	—

On January 14, 2025, Banco Supervielle issued class J corporate bonds at a fixed rate of 4.18% with maturity on July 14, 2025 (6 months from the date of the settlement), for a nominal value of US$50,000,000. The issuance was authorized by the CNV through Resolution No 18,376 dated November 24, 2016. The principal and interest of the class J corporate bonds shall be paid in full in a single payment on the maturity date.

On February 7, 2025, Banco Supervielle issued class K corporate bonds at a fixed rate of 4.15% with maturity on August 7, 2025 (6 months from the date of the settlement), for a nominal value of US$28,382,277. The issuance was authorized by the CNV through Resolution No 18,376 dated November 24, 2016. The principal and interest of the class K corporate bonds shall be paid in full in a single payment on the maturity date.

On February 7, 2025, Banco Supervielle issued class L corporate bonds at a variable rate equivalent to the Tamar rate plus 2.75% with maturity on February 7, 2026, for a nominal value of Ps. 50,974 million. The issuance was authorized by the CNV through Resolution No 18,376 dated November 24, 2016. The capital of the class L corporate bonds shall be paid in full in a single payment, to be made on the maturity date, and interest is payable quarterly.

On March 7, 2025, Banco Supervielle issued class M corporate bonds at a variable rate equal to the sum of the Tamar rate plus 2.75% with maturity on March 7, 2026, for a nominal value of Ps. 30,580 million. The issuance was authorized by the CNV through Resolution No 18,376 dated November 24, 2016. The principal of the class M corporate bonds shall be paid in full in a single payment, to be made on the maturity date, and interest shall be payable quarterly.

Given the repurchase of treasury shares made by Grupo Supervielle pursuant to Argentine regulations, Grupo Supervielle has a restriction on the distribution of results and/or reversal of free reserves of Ps.21,167,430 thousand which is equivalent to the cost of acquisition of own shares. See Note 32 to our consolidated financial statements contained in this annual report.

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023	2022

	(in thousands of Pesos, except percentages)
Shareholders’ equity at the end of the period attributable to owners of the parent company	797,735,341	743,396,005	625,670,057
Average shareholders’ equity(1)	793,706,989	668,254,878	656,649,850
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	17.7%	16.6%	13.3%
Average shareholders’ equity as a percentage of average total assets	19.6%	15.0%	13.6%
Total liabilities as a multiple of total shareholders’ equity	4.6	5.0	6.5
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	14.6%	13.8%	10.4%
(1)	Calculated on a daily basis.
(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank and IUDÚ’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2024	2023(2)	2022(3)

	(in thousands of Pesos, except percentages)
Total Capital
Tier 1 Capital
Paid in share capital common stock	437,731	442,672	829,564
Share premiums	554,292,304	254,538,514	6,898,635
Share purchase	(12,458,004)	(4,806,958)	—
Disclosed reserves and retained earnings	93,162,629	9,380,391	(39,433,328)
Non‑controlling interests	597,935	499,589	250,990
Capital Adjustment	59,149,133	361,163,792	547,071,515
IFRS Adjustments	4,881,572	13,702,410	4,578,602
Expected Credit Losses	17,784,729	21,509,132	38,314,470
100% of results	89,909,530	41,027,373	(32,144,773)
50% of positive results	16,713,345	35,210,660	—
Sub-Total: Gross Tier I Capital	824,470,904	732,667,575	526,365,675
Tier 2 Capital
General provisions/general loan-loss reserves 50%	—	—	17,624,469
Non‑controlling interests	—	—	8,131
Sub-Total: Tier 2 Capital	—	—	17,632,600
Deduct:
All Intangibles	164,405,787	145,713,983	69,329,169
Pending items	208,394	159,146	325,497
Other deductions	69,207,063	76,347,566	100,309,365
Total Deductions	233,821,244	222,220,695	169,964,031
Total Capital	590,649,660	510,446,880	374,034,245
Credit Risk weighted assets(1)	2,557,622,021	1,672,850,285	2,057,126,334
Risk weighted assets(1)	3,662,675,501	2,379,950,437	2,904,024,544
Common Equity Tier 1 Capital (CET1)/ Risk weighted assets	16.1%	21.4%	12.3%
Regulatory Capital / Risk weighted assets	16.1%	21.4%	12.9%
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

(2)	Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes,

(3)	Values adjustment for inflation.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets. We expect that capital expenditures in 2025 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

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

Material Trends Related to Argentina

The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and armed conflicts and political instability in the Middle East have led to significant disruption, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these or new conflicts is high. One of the main risks related to these conflicts is that they could generate new supply shocks, pushing growth downward and inflation upward (including by contributing to increases in the prices of oil, gas and other commodities and disrupting supply chains), and paving the way for macroeconomic and financial instability episodes.

Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, among other factors. Additionally, the policies to be adopted by the new U.S. administration are an additional source of uncertainty for the global economy. In 2025, the U.S. administration imposed certain tariffs on imports from Canada, Mexico, China, the European Union and other countries. On April 2, 2025, the U.S. administration announced the imposition of new tariffs on certain imported goods, including goods imported from Argentina, and has threatened increased tariffs of goods originating from countries that do not cooperate with the United States policies. These and other policies of the U.S. administration, including fiscal, regulatory, industrial or foreign policies, could slow the global economic growth, increase inflation, affect interest rates or increase financial and macroeconomic instability.

In 2024, Argentina implemented a series of economic measures aimed at stabilizing its macroeconomic framework. Following the issuance of the Emergency Decree No. 70/2023, which repealed and modified more than 300 laws at the end of 2023, the Argentine government adopted a contractionary fiscal policy. As a result of this contractionary fiscal policy, the adjustment of primary expenditure by 26.9% and the temporary increase in the “PAIS” Tax, which consists of an Argentine tax applied to purchases made in foreign currency, a financial surplus was recorded in January 2024 and was maintained throughout the year, reaching an accumulated 0.3% surplus of GDP in December 2024.

In December 2024, inflation decreased to 2.7% from 25.5% in December 2023, driven by fiscal discipline and the absence of monetary financing of the fiscal deficit. The Central Bank adjusted its exchange rate policy, reducing the pace of depreciation from 2% to 1% per month beginning in February 2025. Additionally, pursuan to the Tax Amnesty Program more than US$22 billion in assets were declared, which supported an increase in U.S. dollar deposits and loans in the private sector, and allowed the Central Bank to strengthen its reserves. These developments contributed to a reduction in sovereign risk indicators and improved financing conditions.

According to the Central Bank’s market expectations survey, during 2025 GDP in Argentina is expected to grow by 5.0% and the annual inflation rate is expected to be 27.5%, and at the end of 2025 the nominal exchange rate is expected to be Ps.1,253 per US$1.00. In addition, the IMF anticipates that for the economies of Argentina’s key trading partners will grow.

On April 11, 2025, the Central Bank announced the start of “phase 3” of its economic program which introduces significant changes to its monetary and exchange rate policy. A managed floating exchange rate system was implemented, allowing the U.S. dollar to fluctuate within a band of Ps.1,000 to Ps.1,400, adjusted monthly by approximately 1%. The Argentine government lifted foreign exchange controls as a result of which individuals now face no restrictions to access the official exchange market, and tax surcharges are eliminated, except for tourism and credit card transactions. For corporations, restrictions on import payments and dividend repatriation were eased, while a new BOPREAL bond was introduced to address legacy external liabilities. The export incentive program known as the “dólar blend” was eliminated to simplify the exchange market. The monetary policy framework was reformed to focus on strict control of monetary aggregates, particularly the M2 private transactional aggregate, with no monetary financing of the fiscal deficit or interest payments on Central Bank liabilities.

These measures are supported by the New IMF Agreement. On March 11, 2025, the Argentine government issued the Decree 179/25 which approved certain public credit transactions that are provided in the IMF Agreement. These credit transactions have a ten-year maturity period and the proceeds therefrom are expected to be used for the repayment of certain pre-existing obligations, among other purposes. On April 8, 2025, the IMF and the Argentine government reached an agreement to enter into the New IMF Agreement for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF approved an initial disbursement of U.S.$12 billion under the New IMF Agreement and an additional disbursement of U.S.$2 billion to be made in June 2025. The New IMF Agreement has a ten-year maturity period and an annual interest rate of 5.63%.

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

Material Trends Related to the Argentine Financial System

The Argentine financial system has been affected by the economic conditions in Argentina over the last several years. According to data published by the INDEC, Argentina’s GDP decreased by 1.7% in 2024, mainly as a result of a decrease in construction activities by 17.7%, which were negatively impacted by the slowdown in public works, a decrease in manufacturing industry activities by 9.2% and a decrease in wholesale and retail trade and repairs by 7.3%. However, the agricultural sector grew by 30.9% after the severe drought in 2023, as well as mining and quarrying, which grew by 7.2%.  During 2024, the growth of the Argentine economy was not uniform, since it fell between December 2023 and April 2024 but increased in the subsequent months. In April 2024, the EMEA decreased by 1.9% as compared to December 2023, and grew 7.2% from May to December 2024.

During 2024, the inflation index and the interest rates showed a significant decline. Inflation in Argentina was 211.4% in 2023 and 117.8% in 2024. During 2024, the Argentine financial system began to show signs of recovery since credit demand and U.S. dollar deposits grew, evidencing the success of the Tax Amnesty Program. In this context, the Central Bank eliminated some regulations that had been implemented by previous administrations, such as the establishment of a minimum interest rate to be paid by financial institutions on time deposits, the maximum interest rates on productive investment financing products (which continued being the main tool used to channel credit to SMEs), as well as the establishment of maximum interest rates for credit card financing.

The Argentine market is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape. According to data available as of December 2024, the ratio of average private sector deposits (based on average volumes from September to December 2024) and average loans (based on average volumes from September to December 2024) to GDP was 14.3% and 9.4%, respectively, compared to 13.1% and 6.9% in 2023, respectively. In 2024, total private sector deposits increased by 128% (which represents a 5% increase in real terms) and total loans to the private sector increased by 236% (which represents a 54% increase in real terms), compared to 2023. During 2024, market interest rates decreased significantly, including BADLAR, which decreased by 77.8 points. Effective on December 2, 2024, the Central Bank introduced the wholesale rate of Argentina (TAMAR), based on 30-35-day time deposits of at least Ps.1 billion. The main feature of TAMAR is the minimum amount of deposits eligible for its calculation, which is updated annually. In December, TAMAR reached, on average, 35.18% of the annual nominal rate, while BADLAR stood at 32.88%.

Notwithstanding the challenging macroeconomic environment, the Argentine financial system is solid, with healthy asset quality levels at a 1.6% NPL while NPL of the private banks remained below historical levels at 1.5%, and with high levels of liquidity and solvency.

As a result of the measures implemented by the current administration, Argentina’s macroeconomic situation is expected to stabilize and inflation is expected to continue decreasing during 2025 after the sharp increase in the beginning of 2024. As a result of this, the financial system will lead to greater demand for loans, contributing to sustain economic recovery and increase the levels of credit penetration to GDP.

Material Trends Related to Our Business

2024 was a period of transition and transformation for both Supervielle and the Argentine financial system. The gradual correction of macroeconomic imbalances, coupled with a slowdown in inflation and a subsequent reduction in nominal interest rates, positively impacted on credit demand. This shift reversed a seven-year contractionary trend and allowed banks to fulfill their essential role—channeling credit to support community development. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.”

Despite this progress, credit to GDP ratio remains low, presenting a significant opportunity to expand and diversify financing alternatives.

At the beginning of 2024, we intensified efforts to expand targeted credit, achieving sustained loan growth throughout the year. As a result, our loan portfolio grew by 106% compared to 2023 in real terms, well above the industry’s average growth of 54% gaining 90 basis points in market share.

We also increased our market share in both peso and U.S. dollar deposits. In particular, U.S. dollar deposits grew by 178% compared to 2023, leading to a market share gain of 80 basis points. Additionally, asset quality remained strong, with a non-performing loan ratio of 1.3%, slightly above historic lows but still at healthy  levels. Our CET1 capital ratio of 16.1% positions us well for continued growth. Our loans to individuals, mainly personal and car loans, increased mainly in the second half of 2024. As a result, as of December 31, 2024, our loans to individuals accounted for 48% of our total loan portfolio, compared to 40% in 2023.

Beyond financial performance, in 2024 we focused on strengthening our position to achieve sustainable long-term growth. Over the past five years, we successfully engaged in a major digital transformation, enhancing operational agility and introducing new technological capabilities that enable future scalability.

In April 2025, in order to continue reinforcing our strategy, we launched  the first payroll accounts and SME accounts that pay interests in Pesos and U.S. dollars on a daily basis. These accounts offer agility, simplicity, and profitability, allowing individuals and SMEs to maximize the return of their money without additional paperwork or management. The Bank positions itself as the only bank in Argentina that pays interests on payroll accounts and SME accounts in Pesos and U.S. dollars. As a consequence of this initiative the Bank may incur in higher interest expenses and may not be able to offset this cost.

Meanwhile, IOL invertironline strengthened its leadership in Argentina’s retail digital brokerage market, increasing its contribution to Grupo Supervielle through profitability and fees.

By the end of 2024, the Bank’s digital retail customers represented 65% of our customer base, reinforcing the strong growth trend of recent years. In particular, mobile banking became the preferred transaction channel for our customers, accounting for 60% of total operations by December, which represents an increase of 12 percentage points compared to 2023, with more than one million monthly active users. Additionally, our digital wallet recorded a strong growth, surpassing by four times QR code payments and exceeding 5.2 million transactions, thus becoming the most used digital wallet by recurrency within the MODO ecosystem.

In the SMEs and business segment, we moved forward with our strategic priorities, increasing our market share of corporate customers to 5.97%. To support business growth, in 2024 we launched +Pyme, the first fully digital solution for SMEs in the local financial industry, which enables businesses to open bank accounts and access loans entirely online. At the same time, we introduced a specialized value proposition for the mining industry’s supply chain, which includes a dedicated commercial team and tailored financial products and credit policies. We also launched Supervielle Servicios Integrales, a multi-product approach designed to provide customers with an integrated offer of Banco Supervielle products. At the same time, we continued expanding our share of demand deposits and increased foreign trade transaction volumes.

During 2024, IOL invertironline recorded significant growth in net income and fee generation, and it closed the year with nearly 1.5 million accounts (representing a 57% increase compared to 2023), 569,000 active customers, and approximately Ps. 2 trillion in managed assets. During 2024, more than 26 million transactions were carried out through IOL invertironline, with an average of 283,000 monthly active users, 70% higher than in 2023.

Among other significant milestones, IOL invertironline consolidated its position as the leading platform in Argentina’s retail segment, and its app was the most downloaded and most actively used app among investment brokers. Additionally, at the end of 2024, IOL invertironline launched its first U.S. dollar-denominated investment fund, which rapidly became the fourth-largest fund of this kind, currently exceeding US$125 million in managed assets.

Considering Argentina’s evolving macroeconomic environment, characterized by lower inflation, declining nominal interest rates, and an increase in U.S. dollar deposits, we enhanced our commercial strategy to take advantage of these favorable trends in 2025, which we believe that will mark the beginning of a period of economic acceleration. Our streamlined structure enables more agile and efficient decision-making, ensuring a stronger response to market opportunities. In the short term, we aim for all our customers to have access to a credit offering, which will enhance primary banking relationships, cross-sell opportunities, and overall growth.

We are deepening our customer-centric approach, focusing on the most profitable segments and products where we can quickly differentiate ourselves and strengthen our position. Profitability remains our key performance indicator. Our customer-driven strategy, supported by technology, enhances credit and service capabilities, simplifies business models, and leverages innovation to act with greater speed and impact. Rather than operating as a universal player, we are concentrating on the most profitable segments where we can compete directly and gain market share.

During 2025, we expect to focus on profitability, on increasing revenues and our market share, and to continue reducing our recurring costs.

Item 5.ECritical Accounting Estimates

The preparation of our consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires senior management to make judgements in applying the accounting standards to define our accounting policies.

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

Allowances for loan losses

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration Grupo Supervielle’s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, private sector deposits, badlar rate, private sector real loans and private sector real wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

Note 1.2 of our consolidated financial statements provides more detail of how the expected credit loss allowance is calculated.

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

Grupo Supervielle  has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. Grupo Supervielle has requested valuations by external independent valuers  for its land and buildings category as of December 31, 2024, recording and impairment on some of them (see Note 12.1 to our consolidated financial statements). For the rest of the categories of property, plant and equipment as well as for  intangibles other than goodwill, no indicators have been identified and no impairment has been recognised for any of the periods presented in the consolidated financial statements.

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

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the senior management’s assumptions regarding amounts and opportunities of future taxable earnings. Real results may differ from estimates, based on factors such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by management, which is based on reasonable expectations.

Item 6.Directors, Senior Management and Employees

Grupo Supervielle’s Board of Directors

According to our bylaws, Grupo Supervielle’s Board of Directors may be composed of a minimum of three and a maximum of nine directors, and shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, Grupo Supervielle’s Board of Directors is composed of six directors and two alternate directors.

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

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 19, 2024, in accordance with Section 9 of our bylaws. We expect to hold our next ordinary and extraordinary shareholders’ meeting on April 22, 2025 in which the following matters are expected to be approved, among others: (i) the compensation of Grupo Supervielle’s board of directors for the year ended December 31, 2024, (ii) the compensation of the members of the Supervisory Committee for the year ended December 31, 2024, (iii) the election of the regular directors of Grupo Supervielle, (iv) the appointment of regular and alternate members of the Supervisory Committee, (v) the approval of the financial results for the fiscal year ended December 31, 2024 and the use of unallocated results as of December 31, 2024, (vi) the delegation to our Board of the capacities to withdraw up to Ps. 24,995,542 thousands from the reserve for future dividends to pay a dividend in cash, in kind (at market value), or a combination of both, and to set the timing and terms of this dividend payment, and (vii) a share capital increase of Grupo Supervielle in the amount of 120 million of Class B shares through the issuance of new shares.

During the first meeting after directors have been appointed, they must appoint a chairman and vice-chairman of the board, or, if considered appropriate, a first vice-chairman and a second vice-chairman. The vice-chairman or, if applicable, the first vice-chairman, would automatically replace the chairman in the event that the chairman is absent, resigns, dies or faces any other impediment to serve as chairman, and the second vice-chairman, if applicable, would replace the first vice-chairman. In the absence of any of these directors, Grupo Supervielle’s Board of Directors may appoint who will serve as chairman or chairmen. The chairman of the board may cast two votes in the case of a tie.

Grupo Supervielle’s Board of Directors functions and acts upon the majority vote of its members present at its meetings either physically or via any form of audio and visual simultaneous communication.

The following table sets forth the composition of our Board of Directors as of the date of this annual report:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(2)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008	December 31, 2024	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman and Corporate Secretary	September 28, 2011	December 31, 2024	February 13, 1956
Laurence Nicole Mengin de Loyer	Second Vice- Chairman	April 28, 2020	December 31, 2025	May 5, 1968
Eduardo Pablo Braun	Director	April 26, 2019	December 31, 2024	June 25, 1963
José María Orlando	Director	August 12, 2020	December 31, 2025	September 25, 1964
Hugo Enrique Santiago Basso	Director	April 26, 2019	December 31, 2024	December 3, 1979
Matias Jules Bernard Supervielle	Alternate Director	April 19, 2024	December 31, 2025	September 30, 1996
Jacques Patrick Supervielle	Alternate Director	April 19, 2024	December 31, 2025	November 20, 1987

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

Julio Patricio Supervielle holds a degree in Business Administration from the Universidad Católica Argentina and earned his master’s degree from The Wharton School at the University of Pennsylvania. He has attended various executive training programs at Wharton, IESE, and Harvard. He joined Grupo Financiero Exprinter-Banex in 1986, where he held various positions at Banco Banex S.A., including General Manager, Director, and Chairman of the Board. He has led Grupo Supervielle for over 22 years, overseeing significant growth in equity, assets, deposits, and branch network expansion. Under his leadership, Grupo Supervielle successfully completed some of its most significant acquisitions and launched its initial public offering in 2016, with shares now traded on the New York Stock Exchange and Bolsas y Mercados Argentinos S.A. Currently, he serves as Chairman of the Board of Grupo Supervielle, the Banks, Sofital, IOl invertironline, Espacio Cordial, Bolsillo Digital, Supervielle Agente de Negociación, IOL Holding, and IOL Agente

de Valores S.A. He has received several distinctions, including Endeavor Argentina’s Outstanding Entrepreneur of 2017, the 2018 KONEX Award, and the 2018 CICyP Award for Transparency. Julio Patricio Supervielle currently serves as Chairman of the Board of Grupo Supervielle S.A. and CEO of Grupo Supervielle. As Chairman and CEO, Mr. Supervielle brings to the Board his expertise and proven leadership in the financial industry as well as valuable insight into our strategy formulation, culture crafting, risk management and compensation, providing an essential link between management and the Board. He also provides the Board with important perspectives on innovation, management development and industry challenges and opportunities.

Atilio Dell´Oro Maini holds degrees in Law, Political Science, and Agricultural Production. In 1984, he joined the law firm Cárdenas, Cassagne & Asociados, where he was appointed partner in 1990. He worked in New York City as a foreign associate at White & Case in 1987 and at Simpson, Thacher & Bartlett from 1988 to 1989. In 1997, he worked at Linklaters & Paines. Additionally, he completed the Program of Instruction for Lawyers at Harvard Law School. In 2003, he joined Cabanellas • Etchebarne • Kelly as a senior partner in the Banking and Capital Markets departments. He has extensive experience advising banks, financial institutions, corporations, and governments on a wide range of banking and financial transactions, both locally and internationally. He also served as a professor in the Master’s in Business Law program at the Universidad de San Andrés and is a member of the Buenos Aires Bar Association. Currently, he serves as First Vice President of Grupo Supervielle and the Bank and  holds key leadership positions across various subsidiaries, including Sofital, Espacio Cordial, Supervielle Seguros S.A., Micro Lending S.A.U., IOL invertironline, Supervielle Productores Asesores de Seguros, Bolsillo Digital, Supervielle Agente de Negociación, and IOL Holding. Mr. Dell’Oro Maini offers the company valuable perspective and guidance in corporate governance, regulatory framework and Board effectiveness. He also has significant knowledge and direct involvement in issues related to ESG initiatives.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers and Acquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2009, as a result of her move to Argentina, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as independent Director of Grupo Supervielle S.A. between 2016 and 2019. In April 2020, she was appointed Independent Director of Grupo Supervielle. In April 2021, she was appointed Director of Grupo Supervielle. To date, she serves as independent Director of Biosidus (a biotech company),Peugeot Citröen Insurance Company and Consorcio Financiero (Chile). Ms. Loyer brings to our Board of Directors extensive international business experience in a variety of industries. In addition, she brings expertise in financial control, market discipline and audit, including experience gained as Chief Financial Officer in a public company. She also brings expertise in global corporate governance and strategy. Ms. Loyer also has experience serving as outside Director on other Boards.

Eduardo Pablo Braun holds a degree in Industrial Engineering from the Universidad de Buenos Aires, where he was awarded the Bunge & Born scholarship for academic excellence. He earned an MBA with a focus on Finance and Marketing from The Wharton School of the University of Pennsylvania in 1990. He is an international speaker on leadership, culture, and innovation, a business consultant, and the author of the book “Las personas primero: Chief Emotions Officers.” He has taught in programs at UC Berkeley and as a guest lecturer at prestigious institutions such as IMD, Babson College, and Yale School of Management, delivering presentations at academic and business forums in Singapore, Dubai, Germany, the United States, and other countries. He was a professor at the Universidad Católica Argentina and Universidad de San Andrés. Between January 2016 and December 2019, he served as a Director representing the Argentine government at Aeropuertos Argentina 2000. From 1999 to 2011, he was Director of Grupo HSM, leading Global Programming and Speaker Relations. He is a Board Member of the multinational winery Cuvelier Los Andes. In 2018, he was responsible for the creation and leadership of the Advisory Council for the design of the Innovation Park in Buenos Aires. Previously, he was a founding partner of MIG, a management consultancy specializing in strategy and business development. His consulting career began at Booz Allen & Hamilton in Paris in 1990, where he worked on various projects across Europe, Brazil and Argentina, combining consulting expertise with executive roles. He has been actively involved in several NGOs, including the Clinton Global Initiative, where he was a member for five years, and EMA (Esclerosis Múltiple Argentina). He is a Board Member of ICANA (Instituto Cultural Argentino Norteamericano) and President of Fundación G25. Currently, he serves as an Independent Regular Director of Grupo Supervielle S.A. Mr. Braun provides to our Board of Directors his expertise in corporate governance, strategy and organizational culture, including his international business experience of working experience based in Europe and as Director of an international company in the knowledge economy. As author and international speaker Mr. Braun has helped companies understand and tackle their cultural challenges. Mr. Braun also has experience serving as an outside Director of a subsidiary of a public company.

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

Hugo Enrique Santiago Basso holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully led the merger project with Société Générale Argentina. In 2007, he spearheaded the startup of “Cordial Negocios,” a unit focused on microfinance. He later transitioned to the consulting sector, working for Mars & Co., where he was responsible for competitive strategy for multinational CPG companies. For the past nine years, he has lived in California, United States, where he has built a successful career in finance within the premium wine industry. After working at Treasury Wine Estates and E&J Gallo, he joined Jackson Family Wines, overseeing costing and inventory management for a portfolio of twenty luxury wineries. Currently, he serves as a Director of Grupo Supervielle and a Director of Espacio Cordial.

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

Pursuant to the CNV Rules, a director who, after his or her appointment, falls into any of the circumstances indicted above, must immediately report to the issuer, which must inform the CNV and the authorized markets where it lists its negotiable securities immediately upon the occurrence of the event or upon the instance becoming known. In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company; while those relating to the “economic group” correspond to the definition contained in article 5.e).3), Section I, chapter V, Title II of the CNV Rules.

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

Currently, Julio Patricio Supervielle, Atilio Dell’Oro Maini, Hugo Enrique Santiago Basso and Laurence Nicole Mengin de Loyer are non-independent, whereas Eduardo Pablo Braun and José María Orlando are independent members of our board according to the criteria established by the CNV. However, Laurence Nicole Mengin de Loyer is independent according to the U.S. federal securities law and the NYSE standards. See “—Audit Committee” for further details about independence requirements of the members of our Audit Committee.

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

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2024.

Pursuant to the Argentine General Corporations Law, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the Supervisory Committee are to monitor compliance with the Argentine General Corporations Law, the bylaws, its regulations, if any, and the shareholders’ resolutions, to supervise the administration of the company and to perform other functions, including: (i) attending shareholders’ and Board of Directors’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board of Directors, (iii) monitoring the company’s corporate records and other documents, and (iv) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the Board of Directors.

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary shareholders’ meeting held on April 19, 2024. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent. All of the members of our Supervisory Committee were appointed for the term of one year, until the annual shareholders’ meeting that considers the financial statements corresponding to the fiscal year ended December 31, 2024.

Name	Office	Beginning Date of Office	Date of Birth
Carlos Alfredo Ojeda	Syndic	July 25, 2019	January 17,1944
María Valeria Del Bono Lonardi	Syndic	April 24, 2018	September 6, 1965

Name	Office	Beginning Date of Office	Date of Birth
Carlos Enrique Lose	Alternate Syndic	June 8, 2009	October 2,1943
Roberto Aníbal Boggiano	Alternate Syndic	June 8, 2009	September 1,1955
Jorge Antonio Bermúdez	Alternate Syndic	April 28, 2020	March 12, 1946

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

María Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, Espacio Cordial , Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital y Supervielle Agente de Negociación.

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

Grupo Supervielle’s Officers

The following table sets forth certain information about our executive officers:

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956
Mariano Biglia	Chief Financial Officer	Public Accountant	December 16, 1978
Celeste Ibañez	Chief Legal & Compliance Officer	Lawyer	August 11, 1977
Sabrina Roiter	Chief Risk Officer	Actuarial Science	February 20, 1985
Sergio Gustavo Vázquez	Chief Audit Executive Officer	Business Administration and Public Accountant	May 1, 1974
Ana Bartesaghi	Treasurer and IRO	Public Accountant	April 11, 1968

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

Celeste Ibañez was appointed Chief Legal and Compliance Officer of Grupo Supervielle in March 2024. Until then,  she served as Head of Santander Argentina’s Internal Governance department, Intellectual Property and Market Relations Manager and Head of Responsible Banking/ESG. Furthermore, she was a member of the board of directors of Gire S.A. (Rapipago) and of the Santander Foundation. Previously, she was a senior lawyer position in the legal teams of Corporate & Investment Banking, Strategy Projects, and IT Development. Among her areas of expertise are legal, regulatory, corporate governance, banking and finance, risk management and responsible banking. As Responsible for Internal Governance, she gained experience in supporting the boards of directors of Santander Argentina and the subsidiaries of the Santander Group in Argentina. She is member of Women Corporate Directors Argentina. Mrs. Ibañez graduated from Universidad de Buenos Aires and obtained a master’s degree in finance at Universidad del CEMA. In addition, she obtained a Certificate Study in New Digital Businesses from Universidad de San Andrés and attended a Green Bonds and Sustainable Finance Program at Universidad del CEMA and a Board Participation Program at IDEA Business School. She is director of Mila and Portal Integral de Inversiones.

Sabrina Roiter has served as Chief Risk Officer of Grupo Supervielle since September 2024. She joined Supervielle in 2012, where she has held various roles within the Risk management team. Since 2021, she has served as Head of the Risk Department, overseeing key areas such as Credit Risk and Non-Financial Risks. Mrs. Roiter holds a degree in Actuarial Science with a specialization in Administration from the University of Buenos Aires and has over 15 years of industry experience. Previously, she worked at Management Solutions and Deloitte, providing consulting services in risk management for the financial sector. Additionally, she has taught courses at the University of Buenos Aires and completed the Executive Development Program and the Executive Training Program at IAE Business School.

Sergio Gustavo Vázquez has been Chief Audit Executive Officer since March 2019.  Prior to his appointment he was Audit Director at Banco Itaú and its subsidiaries in Argentina, from June 2013 to March 2018, and he added responsibilities as Head of Audit Northern Hemisphere Subsidiaries since 2017. He also held several positions within the Audit area in Itaú from 1998 to 2013 where he served as Latam Audit System Supervisor in Itaú Latam Subsidiaries, among others. He developed an extensive career with a scope of Risk, Finance, Analytics and IT. He holds degrees in Business Administration and Public Accountant from the University of Buenos Aires and an MBA from the IAE. He also obtained international certifications as Internal Auditor “CIA” from the Institute of Internal Auditors in 2001 and as Information System Auditor “CISA” from ISACA in 2006.

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

For the biographies of Mr. Julio Patricio Supervielle, see “—Grupo Supervielle’s Board of Directors.”

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

The aggregate compensation paid to our directors, senior management and members of our Supervisory Committee in 2024 was approximately Ps.3,437.4 million, Ps.13,183.8 million and Ps.10.5 million, respectively. Senior management compensation includes compensation paid to certain senior officers of the Bank.

In May 2024, IOL invertironline launched a stock option plan with the aim of retaining employees who make significant contributions. This plan allows eligible employees to purchase shares of IOL Holding at a predetermined price during a period.

Banco Supervielle’s Board of Directors

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

The following table sets forth the composition of the Bank’s Board of Directors:

Name	Title	Date of first appointment to the Board	Date of expiration of current term	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	2005	December 31, 2025	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman of the Board	2011	December 31, 2025	February 13, 1956
Alejandra Naughton	Second Vice-Chairman of the Board	2020	December 31, 2025	September 22, 1962
Patricia Furlong	Director	2024	December 31, 2025	January 13, 1973
Javier Conigliaro	Director	2024	December 31, 2025	November 16, 1964

All appointed directors, were approved to be members of the Board of Directors as required by Central Bank regulations. In accordance with Section 11, Chapter III, Title II of the CNV Rules, all directors, except for Mrs. Patricia Furlong, have the status of non-independent directors. Mrs. Patricia Furlong has the status of independent director pursuant to the CNV and Central Bank rules.

Set forth below are the biographical descriptions of Alejandra Naughton, Patricia Furlong and Javier Conigliaro. For biographical descriptions of Mr. Julio Patricio Supervielle and Mr. Atilio Dell’Oro Maini, see “—Grupo Supervielle’s Board of Directors.”

Alejandra Naughton was appointed Director of Banco Supervielle S.A. on July 13, 2020. Before being appointed Director, she was Chief Financial Officer of Grupo Supervielle since 2011 and Chief Financial Officer of Banco Supervielle S.A. since 2012. She holds a degree in Economics from the Universidad de Buenos Aires and a post-graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she obtained the “Expert in Finance and Management Accounting” and “Expert in Corporate Governance” degrees, at the Federal Reserve Bank of New York, where she obtained the “Expert in Management and Operations” degree, and at the IMF, where she obtained the “Expert in Safeguards Assessment” degree. From 1994 to 2007, she served on the Central Bank’s staff in several senior positions, including Deputy General Manager from 2003 to 2007 and Argentine Representative to the Governance Network at the Bank for International Settlements in Switzerland. During 2007 and 2008, she worked as a consultant at the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since our IPO in 2016 allows her to take on a stewardship role as Grupo Supervielle pursues its reporting responsibilities with the market and financial authorities. She also provides permanent support to our IR Program. Ms. Naughton currently serves as Second Vice Chairperson of Banco

Supervielle S.A., Director of Supervielle Seguros, Vice Chairperson of Micro Lending, Director of InvertirOnline S.A.U., Director of Supervielle Productores Asesores de Seguros, Director of Bolsillo Digital, Director of Supervielle Agente de Negociación, Director of IOL Holding, Director of Portal Integral de Inversiones, Director of Espacio Cordial and Director of IOL Agente de Valores S.A.

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

Javier Conigliaro was appointed Director of Banco Supervielle on July 11, 2024. He was Chief Risk Officer of Grupo Supervielle since July 2016. He served as Chief Risk Officer of Banco Supervielle S.A. from 2012 through 2016. He held previous several positions at Banco Supervielle S.A., Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina. With overall 34 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School.

Banco Supervielle’s Officers

The following table sets forth certain information about the Bank executive officers:

Name	Office	Date of Birth	Profession
Gustavo Alejandro Manriquez	Chief Executive Officer	August 23, 1969	Business Administration
Mariano Biglia	Chief Financial Officer	December 16, 1978	Public Accountant
Casandra Giuliano	Chief People Officer	December 16, 1971	Labor Relations
Sergio Mazzitello	Chief Product & Information Officer	February 21, 1965	Information Systems
Sabrina Roiter	Chief Risk Officer	February 20, 1985	Actuarial Science
Celeste Ibañez	Chief Legal & Compliance Officer	August 11, 1977	Lawyer
Sergio Vazquez	Chief Audit Executive Officer	May 1, 1974	Business Administration and Public Accountant
Hernan Oliver	Chief Treasury & Global Markets	June 2, 1973	Economics
Roberto García Guevara	Chief Capital Markets	August 21, 1964	Public Accountant
Ignacio Morello	Chief Corporate Banking Officer	December 19, 1967	Industrial Engineering
Bruno Arcucci	Chief Consumer Banking Officer	August 20, 1974	Marketing
Ana Bartesaghi	Head of Investor Relations	April 11, 1968	Public Accountant

Gustavo Alejandro Manriquez has been appointed as CEO of Banco Supervielle, effective October 1, 2024. Prior to his appointment as CEO of Banco Supervielle, and since 2016, Gustavo served as CEO and General Manager of Banco Macro. During his tenure, he focused on positioning the bank as one of the leading private franchises in the country and developed a digital strategy that facilitated a comprehensive transformation of the value proposition across all customer segments. He brings over 30 years of experience in the Argentine financial industry, where he has held several executive positions and consistently driven growth through strategic partnerships and the implementation of innovative digital solutions throughout his career. Previously, he led the retail and SMEs divisions at Scotiabank Uruguay. Prior to that, Gustavo had an extensive career at Citibank, both in Argentina and abroad. He holds a bachelor’s degree in business administration from Universidad de Belgrano and a postgraduate degree in Finance from CEMA, Centro de Estudios Macroeconómicos. Additionally, he completed the Executive Development Program at the Instituto de Altos Estudios Empresariales (IAE) and holds an MBA from IAE.

Casandra Giuliano has been appointed Chief People Officer of Grupo Supervielle and Banco Supervielle S.A. as of September 2022. She has over 20 years of experience designing talent management strategies, development, and organizational transformation processes with an innovative and holistic vision. Prior to that, she held the positions of Culture and Talent Manager at Banco Galicia and Cultural Transformation Manager for 2 years at the same company, implementing agile methodologies, creating new operating models, and leading the transformation process of traditional operations towards Data Driven models. She previously served as HR Advisory Manager at Banco Galicia, HR, Quality and Organization Manager at Galicia Seguros and HR Manager at BGH. She obtained a Degree in Labor Relations from Universidad de Buenos Aires (UBA) and has specialized in the field of Human Resources at financial institutions. She obtained a Postgraduate Degree in Human Resources Strategic Management at the Instituto para el Desarrollo Empresarial de la Argentina (IDEA), in addition to a Management Development Program at the Instituto de Altos Estudios Empresariales (IAE).

Sergio Mazzitello is Chief Product & Information Officer of Grupo Supervielle.  He joined Supervielle in December 2019. Previously he served since 2014 as Chief Information Officer in Naranja, from Grupo Galicia. He also held several executive level positions leading cross-functional international teams, in the areas of Business, Operations, and IT. He holds a degree in Information Systems from the University of Buenos Aires, a master’s in business administration from IDEA and more than 28 years’ experience in the payments industry and in financial services.

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

Ignacio Morello has served as Chief Corporate Banking Officer since February 2025. He joined Grupo Supervielle in September 2019, initially leading the Corporate Banking and Megras business in AMBA and later expanding his role nationwide in October 2023. His responsibilities include the development of all the Bank’s businesses with large and medium-sized companies. Ignacio holds a degree in Industrial Engineering from the University of Buenos Aires and a Master’s in Finance from the University of CEMA. Additionally, he has completed Executive Education programs at Columbia, MIT, and Stanford. Before joining Supervielle, Ignacio spent 26 years at Citibank, where he held various positions in Citi Argentina's Corporate and Investment Banking division, served as General Manager of Citibank Paraguay and Citibank Puerto Rico, and was CEO of Citibank Argentina's Retail Business.

Bruno Arcucci has served as Chief Consumer Banking Officer at Grupo Supervielle since March 2025. He joined Banco Supervielle in November 2015, holding various roles within the Individual and Business Segments, as well as in commercial areas within the Branch Network. In 2022, he assumed the role of Executive Manager of Distribution and Sales, overseeing key areas of the in-person and virtual business, the Customer Service Model, and the Commercial Management Model. In 2024, he expanded his responsibilities to include Public Banking, Payroll Plans, and Customer Experience. Bruno holds a degree in Marketing from Universidad Abierta Interamericana, complemented by a Postgraduate Degree in Finance from ADEM Business School and an MBA from IAE Business School. He has over 20 years of experience in the industry, having previously worked at Banco Galicia in various commercial business areas.

For the biographies of Mr. Mariano Biglia, Mrs. Celeste Ibañez, Mrs. Sabrina Roiter, Mr. Sergio Vázquez and Mrs. Ana Bartesaghi, see “—Grupo Supervielle’s Officers.”

IOL invertironline’s Board of Directors

Our subsidiary, IOL invertironline, is managed by its own Board of Directors, which is currently comprised of six members.

Name	Title	Date of first appointment to the Board	Date of expiration of current term	Date of Birth
Julio Patricio Supervielle	Chairman	September 24, 2018	December 31, 2024	December 13, 1956
Atilio María Dell´Oro Maini	Vice-Chairman of the Board	September 24, 2018	December 31, 2024	February 13, 1956
Matias Jules Bernard Supervielle	Director	April 20, 2021	December 31, 2024	September 30, 1996
Alejandra Gladis Naughton	Director	June 30, 2020	December 31, 2024	September 22, 1962
Daniela Margoth Espinosa Cordova	Director	January 31, 2025	December 31, 2024	August 8, 1977
Marcos Kantt	Director	April 15, 2025	December 31, 2024	April 29, 1981

Set forth below are the biographical descriptions of Markos Kantt and Daniela Margoth Espinosa Cordova. For biographical descriptions of Mr. Julio Patricio Supervielle, Mr. Atilio María Dell´Oro Maini, Mr. Matias Jules Bernard Supervielle and Mrs. Alejandra Gladis Naughton, see “—Grupo Supervielle’s Board of Directors” and “—Banco Supervielle’s Board of Directors.”

Daniela Margoth Espinosa Cordova was appointed Director of Invertironline in January 2025.  She started her career as as a banker, she worked at Citibank for 12 years, her last position was Country Risk Manager for Ecuador.  She later was CFO for two of the largest Family owned businesses In Ecuador Consorcio Nobis and Grupo KFC, Board Member of various companies and President of the Technology and Innovation Chamber in Ecuador.   In 2016 she cofounded Kushki, the first Ecuadorian unicorn.  She was part of Kushki until the company closed an extension of Round B and had a unicorn valuation,  growing the team from 1 to 700 employees.   She is now and angel investor in startups, Board Member, Formal advisor for startups and helps VCs in the due dilligence of companies.   She graduating with Magna Cum Laude with a BA in Finance from Universidad San Francisco de Quito, completed and MBA in IDE Business School with a Suma Cum Laude, Finance for Senior Executives in Harvard Business School and Stanford Artificial Intelligence for Business Managers. She was awarded as one of the 500 Most Innovative persons in Latam by Bloomberg en Línea in 2021. Daniela is capable of growing a company, opening countries' strategy, understanding the fundamentals of an industry and opportunities, helping the team to raise funds (also debt and capital markets), creating teams, great knowledge on the corporate world and B2b Sales, product, finance, risk management and great expertise in Fintech.

Marcos Kantt was appointed Director of Invertironline in April 2025. Marcos is the Chief Financial Officer at Habi, the leading property technology company in Spanish-speaking Latin America. Since joining in 2021, Marcos has played a critical role in significantly scaling the company’s regional platform, leading all financial and strategic functions, including corporate development, M&A, investor relations, capital raising, treasury, budgeting, accounting, reporting, inventory management, and internal controls. Before Habi, Marcos spent nearly two decades at Credit Suisse First Boston and Bank of America, advising clients across the U.S. and Latin America on more than $130 billion in transaction volume. His expertise spans financial institutions, fintech, and real estate, with a focus on complex M&A, IPOs, debt, and other capital markets transactions. Marcos earned his bachelor’s degree cum laude in Computer Information Systems and Finance from the University of Miami, after transferring from Universidad de San Andrés in Buenos Aires, Argentina. In addition to his role at Habi, Marcos serves as an Operating Partner at 30N Ventures and is an active mentor at Endeavor. He lives in New York City with his wife and two daughters.

IOL invertironline’s Officers

The following table sets forth certain information about the IOL invertironline executive officers:

Name	Office	Date of Birth	Profession
Diego Pizzulli	Chief Executive Officer	April 14, 1985	Economics
Juan Manuel Costa	Chief Technology Officer	November 26, 1985	Software Engineering
Juan Martín Benitez	Chief Operating Officer	September 30, 1992	Economics
Lorena Malatesta	Vice President of Marketing	January 11, 1982	Public Accountant Business Administration

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

Juan Manuel Costa is the Chief Technology Officer (CTO) at IOL Inversiones, where he leads the company’s technological transformation with a focus on artificial intelligence, big data, and cybersecurity. With a solid background in the tech and fintech worlds, Juan Manuel has led high-impact teams at companies such as PayClip, Wildlife Studios, and Despegar. Originally from Patagonia, he combines his passion for technology with an explorer’s spirit, often challenging himself through skiing and mountain climbing. At IOL, he now drives agile, secure, and user-centered digital solutions to make investing in Argentina increasingly simple and accessible.

Juan Martín Benitez is Chief Operating Officer at InvertirOnline, has over 8 years of experience in digital and financial businesses. Throughout his career, he has held strategic roles focused on enhancing customer experience and optimizing operational efficiency. He holds a degree in Economics from Universidad del Salvador.

Lorena Malatesta is Vice President of Marketing at IOL invertironline, with over 25 years of experience in marketing, communications, and customer experience within the financial and technology sectors. She holds a Master’s in Business Administration (IAE), is a Certified Public Accountant and has a Bachelor’s Degree in Business Administration (UBA), as well as being a licensed Capital Markets professional. She specializes in growth marketing, rebranding, and strategic product launches, always with a strong focus on ROI. Her leadership is grounded in building high-performance teams, optimizing processes, and applying a strategic, results-oriented mindset. She believes perseverance and a positive attitude are key to turning every challenge into a great opportunity.

Management of Our Other Subsidiaries

The senior management of our other subsidiaries is in charge of the implementation and execution of their overall short-term and strategic objectives, and reports to the Boards of Directors of the respective subsidiaries.

The CEO of Supervielle Seguros is Diego Squartini. Diego Squartini has been Chief Executive Officer of Supervielle Seguros since 2013. He obtained a degree in Economics and a master’s degree in Business Management from Universidad Nacional de Cuyo. He also attended the Leadership Program at Universidad Austral. From 2010 to 2013, he served as Regional Manager at Banco Supervielle. From 2004 to 2010 he was the Financial Manager at Banco Regional de Cuyo. From 2000 to 2004, he worked as Corporate Business Manager and from 1995 to 2000 as Branch Manager, also at Banco Regional de Cuyo.

Committees Reporting to Grupo Supervielle’s Board of Directors

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

We will take the necessary measures to ensure that independent alternate members are available in order to fill possible vacancies. A quorum for a decision by the audit committee will require the presence of a majority of its members and matters will be decided by the vote of a majority of those present at the meeting. A chairman of the committee must be appointed during the first meeting after members of the committee have been appointed. The chairman of the committee may cast two votes in the case of a tie. Pursuant to our bylaws, audit committee members may participate in a meeting of the committee by means of a communication system that provides for a simultaneous transmission of sound, images and words, and members participating by such means count for quorum purposes and the committee will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system. If the committee holds meetings by means of such communication system, it must comply with the same requirements applicable to Board of Directors’ meetings held in such way. Decisions of the audit committee will be recorded in a special corporate book and will be signed by all members of the committee who were present at the meeting. Pursuant to Article 17 Section V Chapter III Title II of the CNV Rules, the audit committee must hold at least one regularly scheduled meeting every three months.

The Audit Commitee has a written charter that establishes its duties and responsibilities. The current charter was approved by our Board of Directors in May 2020.

Our audit committee performs the following duties and responsibilities among others:

●	issues an opinion on the proposals made by the Board of Directors to the shareholders regarding the appointment of external auditors;
●	analyses the services rendered by the external auditors and their fees, ensures their independence, reviews their planning and evaluates their performance, issuing an opinion on this matter when the Group files its annual financial statements;
●	maintains an understanding of the internal audit policies to ensure that they are complete and up-to-date, and approves such policies, submitting them to the Board of Directors for their consideration and approval;
●	ensures and evaluates the performance of the Internal Audit function, establishing its human and budgetary resources, approves the annual internal audit plan and additional ad-hoc audits, and oversees compliance with the audit plan, issuing an opinion on the planning and performance of Internal Audit when the annual financial statements of the Company are filed;
●	ensures that the recommendations contained in audit reports are followed;
●	oversees the sufficiency, adequacy and effectiveness of the internal control systems, to ensure the reliability, reasonableness, adequacy and transparency of the financial statements and the financial and accounting information of Grupo Supervielle;
●	oversees the maintenance of adequate internal controls by each of Grupo Supervielle’s subsidiaries to minimize risk through the consolidation of best practices with respect to each of the businesses;
●	evaluates the quality of internal processes with the aim of overseeing the quality control of customer service, the risk control and the efficiency control in the operation of Grupo Supervielle;
●	takes knowledge of Grupo Supervielle’s financial, reputational, legal and operational risks and oversees compliance with policies designed to mitigate them and with information policies on risk management;
●	assists the Board of Directors in the supervision of the financial statements, analyzing Grupo Supervielle’s financial statements and the consolidated financial statements with its controlled and associate companies prior to their presentation to the Board of Directors and with the necessary depth to assess their reasonableness, reliability and clarity;
●	supervises the reliability of the financial information and the information on significant events that are presented to the markets and control agencies;
●	assists the Board of Directors in supervising compliance with the established policies, processes, procedures and rules established by Grupo Supervielle and its controlled and associate companies;
●	takes knowledge of compliance with the applicable regulations in matters related to conduct in the securities markets, data protection, as well as that the requirements of the competent bodies on these matters are addressed in a timely and appropriate manner;
●	ensures that the Code of Ethics and Internal Codes of Conduct comply with current rules and regulations;
●	verifies the fulfillment of any applicable rules of conduct;
●	takes notice of complaints regarding accounting, internal control over financial reporting and auditing matters, received through the applicable procedures;
●	provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;
●	issues grounded opinions on related-party transactions under certain circumstances and files such opinions with regulatory agencies as required by the CNV;
●	issues an opinion on the reasonableness of fees and stock option plans for our Directors and managers proposed by the Board of Directors;
●	issues a report before any decision of the Board of Directors to buyback shares of the Company;
●	issues an opinion on the fulfillment of legal requirements and on the reasonableness of the terms of the issuance of shares or other securities that are convertible into shares, in cases of capital increase in which preemptive rights are excluded or limited;
●	at least once a year and upon the filing of the Company´s annual financial statements, issues a report to the Board and shareholders addressing the work done to perform its duties, and the results of its work;
●	prepares an action plan for each fiscal year, which must be presented to the Board of Directors and the Supervisory Committee within sixty calendar days of the beginning of the fiscal year; and
●	performs all other duties stated in its charter, our bylaws, laws and regulations.

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

The following chart shows the current membership of our Audit Committee:

Name	Position	Profession	Status(1)
José María Orlando	Director, Chairman of the Committee	Business Administration	Independent
Laurence Nicole Mengin de Loyer(2)	Director	Business Administration (Financial Expert)	Independent
Eduardo Pablo Braun	Director	Industrial Engineer and Business Administration	Independent
(1)	Pursuant to Rule 10A-3 of the Exchange Act.
(2)	Laurence Nicole Mengin de Loyer is a non-independent director pursuant to the CNV Regulations, whereas she is an independent director pursuant to Rule 10A-3 of the Exchange Act.

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

The following table sets forth the members of the risk management committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Committee, Chairman of the Board and CEO
Laurence Nicole Mengin de Loyer	Director
Sabrina Roiter	Chief Risk Officer (CRO)
Gustavo Alejandro Manriquez	CEO of Banco Supervielle S.A.

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

•revises from time to time the terms of the Code of Ethics and of the Code of Corporate Governance; and

•carries out any other acts within its competence, as may be requested by the Board of Directors.

The following table sets forth the members of the ethics, compliance and corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Mengin de Loyer	Director
Celeste Ibañez	Chief Legal & Compliance Officer
Sabrina Roiter	Chief Risk Officer (CRO)
Agustina del Pilar González	Manager of Corporate Affairs
Laura Guardabrazo	COE Compliance. Secretary of the Committee

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

•

raises proposals for strategic human resources plans to the Board, including human capital development plans, incentive plans and / or monetary and non-monetary benefits, communication plans, labor relations plans and training plans and carry out periodic monitoring of the implementation of said strategic plans;

•	dictates guidelines to conduct annual performance evaluations of personnel;
•	submits proposals to the Board of Directors for appointments of senior managers of the companies of Grupo Supervielle (CEO, and Senior Managers);
•	promotes achievement of high standards of integrity and honesty on the part of all employees of Grupo Supervielle and its subsidiaries;

•	approves and inform the Board of Directors of the contracting of insurance policies applicable to the Board of Directors and members of Senior Management;
•	reviews the organizational structure of Grupo Supervielle and its subsidiaries;
•	proposes recommendations to the Board of Directors regarding its composition; and
•	exercises those other competencies assigned to this committee by the Board of Directors.

The following table sets forth the members of the Nominations and Remuneration Committee:

Name	Position
Eduardo Pablo Braun	Independent Director, Chairman of the Committee
Julio Patricio Supervielle(1)	Chairman of the Board and CEO
Hugo Enrique Santiago Basso	Director
Laurence Mengin de Loyer(2)	Independent Director

(1)Julio Patricio Supervielle is an executive Director in his capacity as CEO of Grupo Supervielle.

(2) Ms. Mengin de Loyer is a non-independent director pursuant to the CNV Regulations, whereas she is an independent director pursuant to Rule 10A-3 of the Exchange Act.

The Chief People Officer is the Secretary of the Nomination and Remuneration Committee

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

•	propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Atilio Dell’Oro Maini	Director
Laurence Nicole Mengin de Loyer	Director Chairman of the Committee
Mariano Biglia	Chief Financial Officer (CFO)
Sabrina Roiter	Chief Risk Officer (CRO)
Celeste Ibañez	Chief Legal & Compliance Officer
Ana Inés Bartesaghi Bender	Treasurer and Investor Relations Officer (IRO), Secretary of the Committee
Matías González Carrara	Head of Accountancy of Grupo Supervielle

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

The following table sets forth the members of the committee for the analysis of operations with related parties.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Julio Patricio Supervielle	Chairman of the Board and CEO
Sabrina Roiter	Chief Risk Officer (CRO)
Celeste Ibañez	Chief Legal & Compliance Officer
Other upon invitation	CEO of any subsidiary which operation is under committee’s analysis

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

The following table sets forth the members of the cybersecurity committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Gustavo Alejandro Manriquez	Director, CEO of Banco Supervielle
Sergio Mazzitello	Chief Product & Information Officer
Sabrina Roiter	Chief Risk Officer (CRO)
Sergio Landro	Chief Information Security Officer (CISO)
Others from management team	CIOs of Grupo Supervielle’s subsidiaries

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

Committees Reporting to Banco Supervielle’s Board of Directors

In accordance with Central Bank regulations, the Bank has several Board committees: the Audit Committee (Central Bank regulations on “Minimum Standards for Internal Controls,” as amended), the Technology and Information Security Governance Committee (Central Bank regulations on “Minimum Requirements for the Management and Control of Technology and Information Security Risks,” as amended), the Committee on Control and Prevention of Money Laundering and Financing of Terrorism (Communications “A” 6709, as amended), and the Senior Credit Committee. In addition, the Bank also has a Risk Management Committee. Each of the Bank’s Board committees has its own internal charter. Each committee must report to the Board on a periodical basis and submit an annual report. According to the size, complexity, economic importance and risk profile of the financial institution and the economic group in question, it is recommended that other specialized committees be established, with a clear definition and disclosure of their mandates, composition (including members considered independent) and working procedures, such as a Personnel Incentives Committee, responsible for overseeing that the system of economic incentives to personnel is consistent with the culture, objectives, long-term business, strategy and control environment of the entity, as formulated in the relevant policy, a Corporate Governance Committee, which evaluates the management of the Board of Directors and the renewal and replacement of senior management or Ethics and Compliance Committee, to ensure that the entity has adequate means to promote appropriate decision making and compliance with internal and external regulations, among others.

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

The following table sets forth the members of the audit committee:

Name	Position
Patricia Furlong	Director, Chairman of the Committee
Alejandra Naughton	Director
Sergio Vazquez	Chief Audit Executive Officer, Secretary of the Committee

Technology and Information Security Governance Committee

The Technology and Information Security Governance Committee is formed by at least one Director appointed by the Board of Directors, the Chief Technology Officer, the CEO, the CRO, the Head of Technology Infrastructure and Operations IT, the Chief Product Officer, Head Product Channels, the Head of Strategy, Architecture and Data, and the Head of IT Governance.

The Technology and Information Security Governance Committee is responsible, among other things, for the following activities: (i) controlling the adequate operation of the IT environment; (ii) contributing to the effectiveness of the IT environment; (iii) considering the IT plan and submitting it for the approval of the Board of Directors; (iv) taking notice of the IT and plan and reviewing it; (v) periodically evaluating such plan and the level of compliance with it; (vi) reviewing audit reports related to IT and the relevant action plans to overcome any issues or weaknesses arisen from them; (vii) maintaining an adequate dialogue with the external auditing division of the Superintendency; (viii) taking knowledge and comply with of all applicable regulation of the Central Bank and other regulatory bodies; (ix) taking knowledge and approving the resources for the management of the systems contingency plan; (x) taking knowledge of the new projects within the committee’s competence and managing the priorities of each of them; (xi) taking knowledge of deviations in relation to the projects assigned to the IT team; (xii) overseeing the financial budget of IT; and (xiii) approving policies, standards, and any procedure related to IT.

The following table sets forth the members of the Technology and Information Security Governance Committee.

Name	Position

Patricia Furlong	Director, Chairman of the Committee
Julio Patricio Supervielle	Director
Sergio Mazzitello	Chief Product & Information Officer, member and Secretary of the Committee
Gustavo Alejandro Manriquez	CEO
Sabrina Roiter	CRO
Other members of management team:	Head of Technology Infrastructure and Operations IT
Chief Product Officer
Head of Strategy, architecture and Data
Head of IT Governance Head Product Channels

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

The following table sets forth the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Alejandra Naughton	Director, Chairman of the Committee and Corporate Compliance Officer with the FIU
Javier Conigliaro	Director and Alternate Compliance Officer with the FIU
Alejandra Commidari	AML Manager - Secretary

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

The following table sets forth the members of the Risk Management Committee:

Name	Position

Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Gustavo Alejandro Manriquez	CEO
Alejandra Gladis Naughton	Director
Sabrina Roiter	CRO– Secretary

Senior Credit Committee

The Bank’s credit committee is formed by the Chairman of the Board, the CEO, the Deputy CEO, the Chief Risk Officer, the Chief Treasury and Global Markets Officer, the Chief Corporate Banking Officer, the Chief Consumer Banking Officer, the Credit Officer for Corporate Banking and Financial Institutions and the Credit Officer for SMEs.

Other Committees

The Bank has other management committees, such as the Assets and Liabilities Committee and the Operational and Reputational Risk Committee.

Incentive-based Plan for Senior Management and Directors

In 2022, we established a long-term plan (the “Long-Term Incentive Plan”) for certain senior executives of our banking business unit in order to achieve the objectives established in the framework of our strategic pillars which relate to efficiency, digital adoption, customer experience, funding, customer acquisition, and asset quality. This incentive plan consisted of a retirement insurance policy and sets forth certain objectives to be achieved during 2022, 2023 and 2024. In March 2022, IOL Holding, IOL Agente de Valores and IOL invertironline approved a long-term incentive plan (the “IOL Long-Term Incentive Plan”) for certain senior management and employees. The Long-Term Incentive Plan and the IOL Long-Term Incentive Plan are no longer in force.

In May 2024, IOL invertironline approved a stock option plan to motivate and retain employees with significant and outstanding contributions, aligning their interests with the company’s long-term success and growth. This stock option plan allows selected employees to purchase shares of IOL Holding, which is the parent company of IOL invertironline, at a predetermined price during a specific period. This stock option plan, which aims not only to reward individual performance but also to foster a culture of excellence, innovation, and long-term ownership, was approved by the shareholders’ meeting of IOL Holding and IOL invertironline on May 28, 2024 and May 29, 2024, respectively.

Employees

As of December 31, 2024, 2023 and 2022, we had 3,456, 3,663 and 3,814 employees, including permanent and temporary employees, respectively.

At the holding company we had 4 employees as of each of the years ended December 31, 2024, 2023 and 2022.

Banking business employees.

As of December 31, 2024, 2023 and 2022, the Bank had 3,024, 3,196 and 3,334 employees, respectively. As of December 31, 2024, 70.2% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2024, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws. However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, the Bank implemented several incentive payment plans for its employees linked to performance and results.

Insurance Segment employees

•

As of December 31, 2024, 2023 and 2022, Supervielle Seguros had 125, 120 and 135 employees, respectively. At December 31, 2024, 94% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros, and 11.2% of its employees were union members from the Sindicato del Seguro de la República Argentina.

•

As of December 31, 2024, 2023 and 2022, Supervielle Productores Asesores de Seguros had 32, 34 and 25 employees, respectively. As of December 31, 2024, all of its employees were under the collective bargaining agreement.

InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. employees:

•

As of December 31, 2024, 2023 and 2022, InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. had 158, 169 and 132 employees, respectively. As of December 31, 2024, none of these employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. are not unionized and are covered only by general contractual labor laws.

Supervielle Asset Management employees:

•

As of December 31, 2024, 2023 and 2022, SAM had 12, 12 and 11 employees, respectively. As of December 31, 2024, employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

Supervielle Agente de Negociación employees:

•

As of December 31, 2024, 2023 and 2022, Supervielle Agente de Negociación had 3, 3 and 2 employees. Employees of Supervielle Agente de Negociación are not unionized and are subject only to the applicable labor laws.

Espacio Cordial employees:

As of December 31, 2024, 2023 and 2022, Espacio Cordial had 66, 91 and 100 employees, respectively. As of December 31, 2024, 100% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s.

MILA employees:

As of December 31, 2024, 2023 and 2022, MILA had 36, 34 and 38 employees, respectively. As of December 31, 2024, 50% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 50% of employees were covered by general contractual labor laws.

Compensation

Labor relations in Argentina are governed by specific legislation, such as labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups together companies according to industry sectors and by trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. In the banking sector, salaries are established on an annual basis through negotiations between the chambers that represent the banks and the banking employees’ trade union. The Secretary of Labor, Employment, and Social Security (Ministry of Human Capital) mediates between the parties and ultimately approves the annual salary increase to be applied in the banking activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the banking union and to whom the collective bargaining agreement applies.

Typically, negotiations took place during the first half of the year. But in recent years, with very high and increasing inflation throughout the year, negotiation periods have been shortened and even include monthly provisions for reopening the agreement to increase salaries following inflation.

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increases or variable compensation schemes.

Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Shareholders and Related Party Transactions

Item 7.AMajor Shareholders

As of April 21, 2025, we had 456,722,322 outstanding shares of common stock (including shares held by the Company’s treasury), consisting of 61,738,188 Class A shares and 394,984,134 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of March 31, 2025, we had approximately 69,100 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of March 31, 2025 including shares held by the Company’s treasury, which amounted to 18,991,157 as of March 31, 2025. Calculations of the outstanding voting power and the outstanding capital stock are based on 61,738,188 Class A shares and 394,984,134 Class B shares, although we do not have voting rights in connection with the shares held by the Company’s treasury, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

					Percentage
	Class A Shares 5	Class B Shares 1			of Capital		Percentage
Shareholder Name	Votes	Vote		Total Shares	Stock	Total Votes	of Votes
Julio Patricio Supervielle	61,738,188	50,621,278	(1)	112,359,466	24.601264%	359,312,218	51.06223%
Fideicomiso en garantía Supervielle		49,492,485	(2)	49,492,485	10.836450%	49,492,485	7.03343%
Other	—	294,870,371		294,870,371	64.562286%	294,870,371	41.90434%
Total:	61,738,188	394,984,134		456,722,322	100.00%	703,675,074	100.000%
(1)	Includes: (i) 178,278 Class B shares of common stock of Grupo Supervielle, par value Ps.1.00 per share, and (ii) 50,443,000 Class B shares of Grupo Supervielle represented by 10,088,600 ADSs.
(2)	Includes: (i) 19,085,485 Class B shares of common stock of Grupo Supervielle, par value Ps.1.00 per share, and (ii) 30,407,000 Class B shares of Grupo Supervielle represented by 6,081,400 ADSs.

As of December 31, 2024, we have identified 59 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and five of our Class B shares in the United States. As of the same date, the record holders of our ADSs located in the United States held in the aggregate approximately 9,542,935 million of our ADSs, representing approximately 22.0% of our ADSs and 12.1% of our Class B shares.

Based on the Schedule 13G filed by Matías Jules Bernard Supervielle, Jacques Patrick Supervielle and Natasha Pilar Laurencia Supervielle with the SEC on July 5, 2024 and the Form 144 filed by Jacques Patrick Supervielle with the SEC on August 22, 2024, Matías Jules Bernard Supervielle beneficially owns 16,497,495 Class B Shares, consisting of (i) 6,361,830 Class B Shares and 10,135,665 Class B Shares represented by 2,027,133 ADSs, Jacques Patrick Supervielle beneficially owns 16,497,495 Class B Shares, consisting of (i) 6,361,825 Class B Shares and 10,135,670 Class B Shares represented by 2,027,134 ADSs, and Natasha Pilar Laurencia Supervielle beneficially owns 16,497,495 Class B Shares, consisting of (i) 6,361,830 Class B Shares and 10,135,665 Class B Shares represented by 2,027,133 ADSs. These shares were previously gifted from Julio Patricio Supervielle.

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

Share Ownership of Banco Supervielle S.A.

As of April 21, 2025, the Bank had 834,347,791 outstanding shares of common stock, consisting of 930,371 Class A shares and 833,417,420 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of April 21, 2025:

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

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2024 and 2023.

	Grupo Supervielle S.A.
	Year ended December 31,
	2024	2023

	(in thousands of Pesos, plus VAT)
Bank	1,632,951	1,611,808
SAM	25,728	21,868
Sofital	2,618	2,223
Espacio Cordial	15,392	13,079
Total	1,676,689	1,648,978

Capital Contribution

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

On June 28, 2023, the Bank made a capital contribution to Bolsillo Digital of Ps. 75 million.

On March 26, 2024, the Bank made a capital contribution to Play Digital S.A. in the amount of Ps. 102,748,121,59.

On 31 May 2024, the Bank made a capital contribution to Bolsillo Digital S.A.U. for the sum of Ps. 10,000,000 in cash which were effectively integrated in June.

On May 15, 2024, Grupo Supervielle made a capital contribution to IOL Holding, for U.S.$ 7,659,200 in cash.

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

On May 13, 2024, Grupo Supervielle transferred the 100% of its the shares in Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. from IOL Holding. On May 15, 2024, Grupo Supervielle made a capital contribution to IOL Holding, for US$7,659,200 in cash. In turn, the Shareholders meeting of IOL Holding approved the capitalization of the liabilities arising from the aforementioned sale.

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us. The Bank’s services include, among others: accounting records of transactions and preparation of financial statements, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. Pursuant to this agreement, we paid to the Bank in 2024 a total amount of Ps.1,633.0 million. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement is renewed automatically and it is in force as of the date of this annual report.

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts as of the end of the periods indicated and the single largest exposures during the reporting period:

	As of December 31,
	2024	2023

	(in thousands of Pesos,except
	number of recipients)
Aggregate total financial exposure	5,161,033	3,872,205
Number of recipient related parties	79	80
(a) individuals	67	68
(b) companies	12	12
Average total financial exposure	65,330	48,402
Single largest exposure during the period	2,238,987	3,020,806

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

The Bank is party to collection proceedings and other legal or administrative actions initiated in the normal course of their businesses, including certain class actions initiated against a number of banks and financial companies, including us, by public and private organizations. The class action lawsuits involving the Bank are related to certain allegations of overcharging on life insurance premium on outstanding balance, interest rates on credit products and administrative charges, fees on the sale price of foreign currency, administrative charges on savings accounts, consumer loans and credit cards, inadequacy of the contingency risk charge on checking accounts, as well as debits of fees or charges from savings accounts and/or credit cards of customers or former customers, among others. These types of class actions were brought against every financial entity in Argentina. Some of these lawsuits have been settled by the parties . These settlements have typically involved an undertaking by the financial institution to adjust the fees and charges.

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

Declaration and payment of dividends to all holders of each class of our shares (Class A, Class B shares and preferred shares (to the extent any such shares are outstanding)), to the extent funds are legally available, is determined by all of our shareholders with voting rights (i.e., our Class A and Class B shareholders) at the annual ordinary shareholders’ meeting. At such annual ordinary shareholders’ meeting, our Class A shares will be entitled to five votes each and our Class B shares will be entitled to one vote each. It is the responsibility of our Board of Directors to make a recommendation to our shareholders with respect to the amount of dividends to be distributed. The Board of Directors’ recommendation will depend on a number of factors, including our operating results, cash flow, financial condition, capital position, legal requirements, contractual and regulatory requirements, and investment and acquisition opportunities. As a general rule, the Board of Directors will favor efficient use of capital in its recommendation-making process. Thus, the Board will recommend reinvesting earnings when there are investment opportunities, or it will recommend distributing dividends when there is excess capital.

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

Dividends are distributed on a pro rata basis according to the number of ordinary shares held by the shareholder. All shares of our capital stock rank pari passu with respect to the payment of dividends, regardless of class. Under CNV regulations, cash dividends must be paid to the shareholders within 30 days of their approval. In the case of stock dividend payments, or a combination of stock and cash dividends, the shares and cash must be made available to shareholders within a period not exceeding three months from the notification of the public offering authorization. The right of shareholders to demand payment of dividends shall toll three years after the date on which we first make them available to shareholders. Any dividends that are not claimed during this period are deemed extraordinary gains by us.

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

dollars abroad is subject to prior Central Bank approval (as described below), although access to the Foreign Exchange Market to pay dividends to non-resident shareholders may be granted, subject to certain conditions. See “Item 4.B. Business Overview—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.” The ADS deposit agreement provides that the Depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars: if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of the ADSs in U.S. dollars. If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. See “Item 10.D. Exchange Controls” and “Item 3.D. Risk Factors.”

In accordance with the provisions of Title IV, Chapter III, Section 3, Subsection 1(b) of the Regulations of the CNV (Restated Text 2013), we have made use of the option to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, subject to the ratification of the general shareholders’ meeting.

Our annual ordinary and extraordinary shareholders’ meeting and board of directors meeting dated April 19, 2024 resolved to release the voluntary reserve for dividends distribution, and in accordance with the provisions of General Resolution No. 777/18 (as amended) of the CNV, a cash dividend of Ps.19,469,438,271.64 was paid to our shareholders on April 29, 2024, or on such later date as may be determined by the applicable regulations of the jurisdiction where our shares are listed. The amount of dividends distributed was equivalent to (i) 4.403636498030% of the Company’s capital (excluding shares held by the Company’s treasury) as of the dividend payment date, (ii) Ps.44.03636498030 for each outstanding share, and (iii) Ps.220.18182490152 for each ADS.

The dividends distributed were originated from profits from the fiscal year ended December 31, 2018 and, therefore, were subject to withholding of 7% according to the provisions of the Argentine Income Tax Law, ordered text Decree No. 824/2019. Dividends paid subject to the withholding, in the relevant cases, of the amounts paid for the fiscal year ended December 31, 2023 by the Company in its capacity as Substitute Person Responsible for the Personal Assets Tax, in the case of those shareholders that are subject to that tax, pursuant to the terms of the last paragraph of the provisions incorporated pursuant to Law No. 25,585 following section 25 of Law No. 23,966. For more information on current exchange controls applicable to the payment of dividends, see “Item 3.D. Risk Factors—Risks Relating to Our Class B Shares and the ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.”

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

Pursuant to Central Bank regulations on “Results Distributions,” financial entities must obtain prior approval of the Central Bank in order to distribute dividends. See “Item 4.B. Business Overview—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Although distribution of dividends by the Bank has been authorized by the Central Bank at times, no assurance can be given that in the future the Central Bank will not limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or that such authorization will be for the full amount of dividends that the Bank may distribute pursuant to applicable regulation. Between 2021 and 2024, the Central Bank imposed restrictions on the distribution of dividends by financial institutions, limiting such distributions to predetermined percentages of accumulated profits and requiring payments to be made in multiple equal, monthly, and consecutive installments. These restrictions were implemented through successive regulatory measures, which gradually adjusted the permissible distribution thresholds and installment structures.

Through Communication “A” 7984 dated March 21, 2024, the Central Bank established that, until December 31, 2024, financial institutions could distribute profits in six equal, monthly, and consecutive installments, increasing the maximum distributable amount to 60% of what would have applied under Central Bank Rules applicable to dividend distributions. Additionally, under this provision, such distribution had to align with the information reported in the “Business Plan and Projections and Capital Self-Assessment Report” information regime. The calculation of the determination of the distributable income, the verification of liquidity and solvency, the additional capital margins, as well as the amount of the installments indicated, had to be made in the constant currency as on the date of the meeting that decided the distribution of dividends and the payment of each of the installments, as the case may be.

Financial institutions that decided to distribute profits under the provisions set forth in Communication “A” 7984 could do so in three equal, monthly, and consecutive installments, up to the amount permitted under the aforementioned communication. Financial institutions had to offer each non-resident shareholder the option to receive their dividends—either in full or in part—in a single cash installment, provided that these funds were directly applied to the primary subscription of Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) in accordance with the applicable Foreign Exchange Regulations. The BOPREAL received by non-resident shareholders could not be transferred to foreign depositary institutions or sold with foreign currency settlement, either in Argentina or abroad, for a period of 30 and 60 calendar days from their primary subscription. During this period, two-thirds of the subscribed nominal value would be restricted for the first 30 days, and the remaining one-third for the following 30 days. Shareholders subscribing to these bonds had to expressly agree to and commit to this condition when opting for the arrangement. Notwithstanding the foregoing, these BOPREAL could be freely and fully used for other transactions, including as collateral for financing arrangements with financial institutions or in the capital markets.

Through Communication “A” 8214 dated March 13, 2025, the Central Bank established that, until December 31, 2025, financial institutions can distribute profits in ten equal, monthly, and consecutive installments (commencing on June 30, 2025, and no earlier than the penultimate business day of the subsequent months), for up to 60% of the amount that would have been due in accordance with said regulations. Such distribution of results must be consistent with the objectives of monetary stability and with the information provided in the Informative Regime, Business Plan and Projections, and Capital Self-Assessment Report.

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

In 2024 and 2023, we received the following dividend payments in cash from our subsidiaries, reported in the currency at the end of the reporting period, respectively: (i) Ps.9,895.9 million in 2024 and Ps.6,824.3 million in 2023from SAM, (ii) Ps.1,953.2 million in 2024 and Ps.3,440.2 million in 2023 from Supervielle Seguros, (iii) Ps.827.8 million in 2024 and Ps.460.5 million in 2023 from Sofital, (iv) Ps.593.9 million in 2023 from Supervielle Agente de Negociación, (v) Ps.1,420.9 million in 2024 and Ps.1,167.0 million in 2023 from MILA, (vi) Ps.6,932.9 million in 2024 from IOL invertironline, and (vii) Ps.1,067.6 million in 2024 from Supervielle Bróker. We did not receive dividend payments from the Bank or our other subsidiaries during 2024 and 2023.

Grupo Supervielle paid dividends to its shareholders in 2024 totaling approximately Ps. 27,962.6 million and did not pay dividends to its shareholders in 2023. As described in Note 24 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Distribution of Earnings

On March 17, 2025, our Board of Directors proposed to the ordinary and extraordinary shareholders’ meeting held on April 19, 2024 to distribute retained earnings from the fiscal year ended December 31, 2024, as follows: (i) Ps.6,248,885 thousand to Legal Reserve, (ii) Ps.93,733,282 thousand to Optional Reserve, and (iii) Ps. 24,995,542 thousand to reserves for the distribution of dividends.

After the partial release of the voluntary reserves for the distribution of future dividends to be approved in the ordinary and extraordinary shareholders’ meeting to be held on April 22, 2025, as of the date of this annual report Grupo Supervielle’s net worth would be composed as follows:

As of December 31,
2024
(In thousands of Pesos)
Capital Stock	437,731
Capital Adjustment	59,149,131
Paid in Capital	554,292,371
Own Shares in Portfolio	18,991
Comprehensive Adjustment os Treasury Shares	8,690,435
Cost of Own Shares in Portfolio	(21,167,430)
Legal Reserve	18,515,403
Other Reserves	174,734,817
Other Comprehensive Income	2,939,451
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	797,610,900

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

Item 9.BPlan of Distribution

Not applicable.

Item 9.CMarkets

On May 18, 2016, we completed our IPO. Since May 19, 2016, our ADSs representing Class B shares have been trading on the NYSE under the symbol ‘SUPV.’ Our Class B shares are currently traded on the ByMA (formerly MERVAL and, ByMA since April 2017) and A3 Mercados (since May 2016) under the symbol ‘SUPV.’

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

Item 10.DExchange Controls

On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Argentine pesos through the foreign exchange market (the “Foreign Exchange Market”); and (ii) authorized the Central Bank to (a) regulate access to the Foreign Exchange Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

Foreign exchange regulations have been consolidated in a single regulation, Communication “A” 8191, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “Foreign Exchange Regulations”). Below is a description of the main exchange control measures implemented by the Foreign Exchange Regulations.

Pursuant to Communication “A” 8226 issued by the Central Bank on April 11, 2025, and effective as of April 14, 2025, certain measures were implemented to ease foreign exchange restrictions and introduce greater flexibility to the Foreign Exchange Regulations. As a result, as of the date of this annual report, the restrictions for the payment of imports in place since December 13, 2023, have been eased. However, certain BCRA restrictions on the access to the Foreign Exchange Market remain in force. Below is a description of the main Foreign Exchange Regulations:

Specific provisions for income from the Foreign Exchange Market

Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market

The Foreign Exchange Regulations require that proceeds from the export of goods be entered into the country and settled in Argentine pesos through the Foreign Exchange Market within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Argentine pesos in the Foreign Exchange

Market within twenty (20) business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Foreign Exchange Regulations for each type of good.

Decree No. 28/2023 published on December 13, 2023, established that in connection with: (i) the export countervalue of the services included in Subsection c) of paragraph 2 of Section 10 of Law No. 22,415 (Código Aduanero) and its amendments (which refers to services rendered in Argentina, with effective use or exploitation carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% of such countervalue must be brought into the country in foreign currency and/or negotiated through the Foreign Exchange Market, and for the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with settlement in local currency in Argentina. On April 14, 2025, Decree No. 269/2025 repealed Decree 28/2023 and expressly established that the countervalue of the aforementioned exports will be governed by the general provisions established in Decree 609 and its amending and concordant regulations. Exporters of the goods included in the NCM will make the payment of duties, taxes, and other concepts under the terms, deadlines, and conditions established by the current regulations, corresponding to the respective Export Duty rate, considering the countervalue provided in the previous paragraph.

If the client is a Special Purpose Vehicle (“VPU”, as per its acronym in Spanish) adhering to the Incentive Regime for Large Investments (“RIGI”, as per its acronym in Spanish) that has declared to the Ministry of Economy its intention to claim the benefits established in Section 198 of the Ley de Bases, regarding the collection of export proceeds from goods and services, the repatriation and settlement percentages set forth in sections 14.1.1 and 14.1.2 of the Foreign Exchange Regulations shall apply, as appropriate.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in pesos through the Foreign Exchange Market, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in section 7.1.3 of the Foreign Exchange Regulations.

There are some exceptions to the obligation to settle through the Foreign Exchange Market, including collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as Régimen De Fomento De Inversiones Para Exportaciones De Las Actividades De La Economía Del Conocimiento), provided that the funds have been entered into the country within the regulatory timeframes and all other conditions set forth in the Foreign Exchange Regulations are met.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the Foreign Exchange Market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

Application of Foreign Currency from Export Proceeds

The application of foreign currency from export proceeds of goods occurs when it has been certified that the exported goods themselves or the foreign currency received for them have been used to settle principal, interest, and/or issuance costs of financing transactions, pay profits and dividends, and/or carry out the repatriation of a direct investment by a non-resident shareholder in the cases detailed below, all in accordance with section 7.3 of the Foreign Exchange Regulations:

(i)	Settled export advances of goods;
(ii)	Settled export pre-financing of goods;
(iii)	Settled export post-financing of goods;
(iv)	Settlements related to exports financed by foreign importers through local financial institutions;
(v)	Financial loans with contracts in force as of August 31, 2019, whose terms provide for servicing obligations through the application of export proceeds abroad;
(vi)	Export pre-financing and financing granted or guaranteed by local financial institutions pending as of August 31, 2019, that were not settled through the Foreign Exchange Market;
(vii)	Export advances and pre-financing from abroad pending as of August 31, 2019, that were not settled through the Foreign Exchange Market, provided that prior approval has been obtained or the mechanism described in section 9.3.3.2 of the Foreign Exchange Regulations is applied;

(viii)Financial transactions authorized for the application of export proceeds from goods and services;
(ix)	Transactions authorized for the application of export proceeds from goods under the Investment Promotion Regime for Exports (Decree No. 234/21);
(x)	Financing related to goods imports authorized for the application of export proceeds from goods;
(xi)	Export advances, pre-financing, and post-financing from abroad with partial settlement pursuant to the provisions of Decrees No. 492/23, 549/23, 597/23, and 28/23.

Obligation to settle foreign currency from exports of services

As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within twenty business days from the date of its collection abroad or in Argentina or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 were also applicable to the export of services until April 14, 2025, when they ceased to be in force (see “—Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market”).

If the client is a VPU under the RIGI that has notified the Ministry of Economy, the competent authority for the RIGI, of its intention to avail itself of the benefits set out in Article 198 of the Ley de Bases (which states that VPUs are not required to enter or settle in the Foreign Exchange Market the foreign currency obtained from activities other than the export of goods, including services), the exception provided in Section 14.1.3 of the Foreign Exchange Regulations will apply. This section specifies that payments for services provided to non-residents by a VPU with a RIGI-backed project will be exempt from the requirement to enter and/or settle the foreign currency value, as long as the service was provided or accrued from the start-up date of the VPU, as reported by the Ministry of Economy to the Central Bank.

Certain situations outlined in section 2.2.2 of the Foreign Exchange Regulations are exempt from the settlement obligation for proceeds from the export of services, as long as these are entered within the established deadlines.

Disposal of non-financial, unproduced Assets

The consideration received by residents from the disposal of non-financial, unproduced assets to non-residents must be entered into the country in foreign currency and settled through the Foreign Exchange Market within twenty (20) business days from the date of receipt abroad or in Argentina, or from the date of crediting to foreign accounts.

In the case of funds received or credited abroad, the entry and settlement requirement may be considered fulfilled for the amount equivalent to the usual charges debited by foreign financial institutions for transferring the funds to the country.

Debt securities subscribed abroad and external financial indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness”), disbursed as from September 1, 2019, must be entered into Argentina and settled in the Foreign Exchange Market as a requirement for subsequent access to it in order to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the Foreign Exchange Market for reimbursement purposes.

Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the Foreign Exchange Market must occur no more than 3 (three) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market must occur at least 365 (three hundred sixty-five) calendar days after their issuance date. This minimum term will be reduced to 180 (one hundred eighty) calendar days for securities issued on or after April 21, 2025

Access to the Foreign Exchange Market to make payments more than three (3) days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a VPU adhering to the RIGI.

Furthermore, prior approval from the Central Bank is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Foreign Exchange Regulations. See “- Payments Related to Debts with Related Parties.”

Additionally, under Section 3.11.2 of the Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina, in accordance with Section 3.6.1.3 of the Foreign Exchange Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;
(ii)	The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Foreign Exchange Regulations that allow such access; and
(iii)	The client's access falls within one of the following situations:

a.	It is made within the 60 (sixty) calendar days prior to the due date, with a daily amount not exceeding 10% (ten percent) of the amount to be paid; or
b.	It is made within 5 (five) business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% (twenty percent) of the amount to be paid.

Specific provisions on outflows through the Foreign Exchange Market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities subscribed abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the Central Bank. In this regard, the local company or individual must file an affidavit stating that:

(a)	(i) At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage transactions with the deposited funds.

In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that established in the preceding paragraph, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering that, partially or fully, the foreign liquid assets:

(i)	have been used during that day for payments that would have had access to the Foreign Exchange Market;
(ii)	have been transferred to the client’s favor to a correspondent account of a local entity authorized to operate in foreign exchange;
(iii)	are funds deposited in foreign bank accounts in the client's name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or postfinancing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 (twenty) business day period from their receipt has not elapsed;
(iv)	are funds deposited in foreign bank accounts in the client's name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 (three hundred sixty-five) calendar days;
(v)	are funds deposited in foreign bank accounts in the client's name, originating from disbursements received abroad after November 29, 2024 from External Financial Indebtedness, within the last 180 (one hundred eighty) calendar days;
(vi)	are funds deposited in foreign bank accounts in the client's name, originating from the sale of securities settled in foreign currency as outlined in section 3.16.3.6.iii) of the Foreign Exchange Regulations;
(vii)	are funds deposited in foreign bank accounts in the client's name, originating from debt securities issued in the last 120 (one hundred twenty) calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Foreign Exchange Regulations.

Entities may also accept an affidavit from the client stating that their holdings in excess of the contemplated amount correspond to funds deposited in bank accounts abroad originating from the subscription abroad of a new debt security in the last 60 calendar days and that will be used to carry out a refinancing, repurchase, and/or early redemption transaction of debt securities or external financial debts that qualify as External Financial Indebtedness.

(b)	It undertakes the obligation to settle in the Foreign Exchange Market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(c)	On the date of access to the Foreign Exchange Market and in the previous 90 calendar days, either directly nor indirectly, nor on behalf or for the account of third parties:

(i)	did not arrange sales in Argentina of securities with settlement in foreign currency,
(ii)	did not exchange securities issued by residents for foreign assets,
(iii)	did not transfer securities to depository entities abroad,
(iv)	did not acquire in Argentina securities issued by non-residents with settlement in Argentine pesos,
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

Pursuant to Communication “A” 8226 issued by the Central Bank on April 11, 2025, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (c), and transactions executed up to and including that date shall not be taken into account for the purposes of the affidavit required in this Section (c).

(d)	It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.

Pursuant to the aforementioned Communication “A” 8226, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (d).

Section 3.16.3.6 of the Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with items (c) and (d) above.

(e)	Section 3.16.3 of the Foreign Exchange Regulations adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the Central Bank must be submitted to the corresponding financial institution an affidavit stating:

(i)	details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group”;

(ii)	that on the day on which it requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services. Pursuant to Communication “A” 8226, transactions carried out up to and including April 11, 2025, shall not be taken into account for the purposes of the affidavit herein described.

(iii)	The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:

(1)	An affidavit confirming that, within the period established in item (e)(ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.
(2)	An affidavit signed by each individual or legal entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii), confirming compliance with the requirements set forth in items (c), (d), and (e)(ii).
(3)	An affidavit signed by each individual or legal entity identified in item (e)(i), confirming either: (x) compliance with the requirements set forth in items (c) and (d), or (y) that, within the period established in item (e)(ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii).

Communication “A” 8108, enacted on September 19, 2024, states that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with items (c) and (d) above.

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of “Transactions with BOPREAL” shall not be required to consider, for the purposes of preparing the affidavits set forth in items (c) and (d) above, sales of BOPREAL bonds settled in foreign currency in Argentina or abroad, or transfers of these bonds to custodians abroad, provided such transactions do not exceed the amount acquired in primary bidding. Likewise, they shall not be required to consider, in the aforementioned affidavits, sales of securities settled in foreign currency abroad or transfers of securities to custodians abroad, both executed on or after April 1, 2024, when the market value of such transactions does not exceed the difference between the value obtained from selling BOPREAL bonds settled in foreign currency abroad—acquired in primary bidding for eligible import-related debt for goods and services pursuant to the provisions of “Transactions with BOPREAL”—and their nominal value, if the former is lower.

Section 3.16.4 of the Foreign Exchange Regulations establishes that financial institutions must obtain prior approval from the Central Bank to grant access to the Foreign Exchange Market for individuals or legal entities listed by ARCA in its database of invoices or equivalent documents classified as fraudulent by said authority. This requirement shall not apply to market access for the repayment of foreign currency financing granted by local financial institutions, including payments for foreign currency transactions made via credit or purchase cards.

Imports payments

Section 3.1 of the Foreign Exchange Regulations allows access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue.

It also provides for the reestablishment of the “SEPAIMPO”, the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

With respect to access to the Foreign Exchange Market for the payment of imports of goods, the following provisions apply:

Payments for imports of goods with customs entry registration as from December 13, 2023

1.1. Entities may provide access to the Foreign Exchange Market without prior Central Bank approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the following schedule, according to the type of goods:

(i)	from its customs entry registration, the payment corresponding to the following goods may be made: (i) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (ii) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); (iii) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the import is carried out by an electricity generation plant; (iv) electricity (subchapters 2716.00.00 of the NCM) and (v) imports formalized from April 15, 2024 of natural uranium, enriched uranium and their compounds (subchapters 2844.10.00 and 2844.20.00 of the NCM), heavy water (subchapter 2845.10.00 of the NCM), or zirconium and its manufactures when corresponding to subchapter 8109.91.00 of the NCM, that are intended for the production of energy or fuels.
(ii)	For all other goods, payment may be made starting 30 (thirty) calendar days from the date of customs clearance of the goods.

Pursuant to Communication “A” 8226, for imports of all types of goods formalized as of April 14, 2025, the timeframe set forth in the previous paragraph shall be reduced to zero (0) calendar days from the date of customs entry registration.

1.2. Entities may also grant access to the Foreign Exchange Market without the prior approval of the Central Bank to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in Section (a) above when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Foreign Exchange Regulations.

1.3. Access to the Foreign Exchange Market to make payments with pending customs registration shall require the prior approval of the Central Bank except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in Section 10.10.2 of the Foreign Exchange Regulations.

Stock of debt and Imports of Goods

Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the Central Bank except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.

Payment for services rendered by non-residents

Pursuant to Section 3.2 of the Foreign Exchange Regulations, entities may access the Foreign Exchange Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the transaction is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.

Regarding access to the Foreign Exchange Market for the payment of service imports, the following provisions apply:

Payments for services that were or will be rendered or accrued on or after December 13, 2023.

Entities may give access to the Foreign Exchange Market to make payments for non-residents services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

i.	The payment corresponds to a transaction that falls under the following concept codes:

S03. Passenger Transportation Services.

S06. Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23. Audiovisual services.

S25. Government services.

S26. Health services by travel assistance companies.

S27. Other health services.

S29. Transactions associated with withdrawals and/or consumptions with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers.

ii.	Expenses paid to foreign financial entities for their usual transactions.

iii.	The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” where the freight costs are included as part of the sales terms agreed upon with the buyer of the goods. The payment is executed once the export has been granted the shipment clearance by customs.

iv.	The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” and is executed once a period has passed, starting from the date the service was provided, equivalent to the time at which payment for the transported goods could begin to be deferred, as stipulated in Section 10.10.1 of the Exchange Regulations.

v.	The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” and is executed once a period of 90 (ninety) calendar days has passed since the service was provided or earned. This period will be reduced to 30 (thirty) calendar days when the services are provided or earned from November 29, 2024, by a non-related counterparty to the resident.

vi.	The payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a non-related counterparty to the resident, and is made after 30 calendar days from the date of rendering or accrual of the service. This deadline will also apply to transfers abroad by local agents for their collection in Argentina of funds corresponding to services provided by non-residents to residents.

vii.	The payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a related counterparty to the resident, and is made after 180 calendar days have elapsed from the date of rendering or accrual of the service. Transactions originating from the provision of services by related counterparties will continue to be subject to this requirement even if there is a change in the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Pursuant to Communication “A” 8226, all services rendered or accrued from April 14, 2025, that fall outside of items (i) to (iii) above and are provided by an unrelated counterparty to the resident, may be paid upon the date of service provision or accrual, provided that the other applicable regulatory requirements are met. In contrast, services rendered or accrued from the same date and provided by a related counterparty to the resident may only be paid after a period of ninety (90) calendar days from the service date, subject to compliance with the other applicable regulatory requirements.

Stock of debt of imports of services

Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in Sections 13.2.3 to 13.2.7. of the Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

i.	The customer accesses the Foreign Exchange Market with funds originating from foreign currency financing for service imports granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in Section 13.2. of the Foreign Exchange Regulations.

If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in Section 13.2 of the Foreign Exchange Regulations will be calculated from the estimated date of provision or accrual plus 15 calendar days. If the granting of the financing is after the date of provision or accrual of the service, said deadlines will be calculated from this latter date.

ii.	The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

iii.	The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in an External Financial Indebtedness, to the extent that the provisions of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.

iv.	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Foreign Exchange Regulations.

v.	The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22) issued within the framework of the provisions of Section 3.17 of the Foreign Exchange Regulations.

vi.	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.

vii.	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies. Entities may also consider as a transaction guaranteed by an official credit agency those covered by a guarantee issued by a private insurer on behalf of a national government of another country. In all cases, the intervening entity must have documentation explicitly confirming this situation.

viii.	The payment is made on the closing date of a repurchase and/or debt redemption transaction under Sections 3.5.3.1. or 3.6.4.4.

of the Foreign Exchange Regulations, and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

ix.	The payment is to a counterparty not related to the client and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.

Payments for services provided or accrued by non-residents until December 12, 2023.

The Central Bank’s prior approval shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.5. of the Foreign Exchange Regulations.

Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities

As previously mentioned, for resident debtors to access the Foreign Exchange Market to make capital or interest payments on External Financial Indebtedness, it is required that an amount equivalent to the nominal value of the External Financial Indebtedness has been entered into Argentina and settled through the Foreign Exchange Market, and that the transaction has been declared in the External Assets and Liabilities Survey. See “- Debt securities subscribed abroad and external financial indebtedness.”

This requirement for entry and settlement will be considered fulfilled in the following cases:

(1)	Indebtedness disbursed before September 1, 2019.
(2)	Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.
(3)	For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.
(4)	For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.
(5)	For the portion corresponding to a capitalized interest in accordance with the financing agreement.
(6)	For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than 2 (two) years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication A 7106 and related provisions (as included in item 3.17 of Annex of Communication A 7914), based on the parameters defined in the Foreign Exchange Regulations.
(7)	For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first 2 (two) years, the amount equivalent to the interest that would accrue in the first 2 (two) years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.
(8)	For the portion subscribed in foreign currency in Argentina for public debt securities issued abroad starting from February 5, 2021, provided that all conditions outlined in the Foreign Exchange Regulations are met.
(9)	For external indebtedness originating from September 1, 2019 in a refinancing of the capital and/or interest on commercial debts with the foreign creditor, provided that the new financial debt does not anticipate maturity dates concerning the refinanced commercial debt nor involve payments before the date the client could have accessed for the commercial debt under the applicable regulations.
(10)	For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.
(11)	External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.
(12)	For the portion of new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:

a.	The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% (five percent) of the capital value of the debt effectively exchanged or repurchased; and
b.	The new debt securities provide at least 1 (one) year of grace for capital repayment and imply a minimum extension of 2 (two) years regarding the average duration of the remaining capital of the exchanged or repurchased debt.

Section 3.5.4 of the Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:

(a)	The funds were used to finance projects within the “Argentine Natural Gas Production Promotion Plan – 2020-2024 Supply and Demand Scheme” established in Article 2 of Decree No. 892/20 (“Plan GasAr”);
(b)	The funds have been entered and settled through the Foreign Exchange Market as from November 16, 2020; and
(c)	The indebtedness has an average duration of no less than 2 (two) years.

Payments under related counterparty debt

Prior approval from the Central Bank is required to access the Foreign Exchange Market for the cancellation of principal and interest of External Financial Indebtedness when the creditor is a related counterparty to the resident debtor, in accordance with section 3.5.6 of the Foreign Exchange Regulations. Additionally, debts covered by this section will continue to be subject to prior approval even if there is a modification of the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Prior approval from the Central Bank will not be required when:

(i)	it is related to transactions specific to local financial institutions;

(ii)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years, and the funds have been entered and settled through the Foreign Exchange Market from October 2, 2020;

(iii)	it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;

(iv)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:

a.	new External Financial Indebtedness with an average maturity of no less than 2 (two) years and providing at least 1 (one) year of grace for principal payments, both counted from the date access to the market is granted.
b.	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

(v)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication A 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication A 7914).

(vi)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication A 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication A 7914).

(vii)	the client has a “Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)” issued in the framework of Section 3.17 of the Foreign Exchange Regulations, for the equivalent of the principal amount being paid.

(viii)	it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism.

(ix)	the client has a “Certification of increased goods exports” for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regulations for the equivalent of the principal amount being paid.

(x)	the client is a VPU participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Foreign Exchange Regulations.

(xi)	It is the payment of principal on External Financial Indebtedness owed to related parties of the debtor, provided that such indebtedness has an average life of no less than 180 days and the funds have been duly transferred into and settled through the Foreign Exchange Market on or after April 21, 2025

Payments of debt securities or other debt instruments denominated and payable in foreign currency in Argentina

Pursuant to Section 2.5 of the Foreign Exchange Regulations, issuances by residents of publicly registered debt securities in Argentina that do not constitute External Financial Indebtedness and/or promissory notes with a public offering issued under General Resolution No. 1003/24 of the CNV and related regulations, and/or fiduciary debt securities issued by trustees of fiduciary trusts with a public offering carried out in accordance with CNV provisions in the matter, denominated and subscribed in foreign currency, must be settled in the Foreign Exchange Market as a requirement for subsequent access to said market to address their capital and/or interest services in foreign currency in Argentina under the provisions of this section.

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, incurred after September 1, 2019, is prohibited.

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)	Foreign currency financing granted by local financial institutions (including payments for foreign currency consumption through credit or purchase cards).
(ii)	Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in item (1) of the following paragraph and which involve an increase in the average maturity of the obligations.
(iii)	Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market.
(iv)	Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
(v)	Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

Entities may also grant access to the Foreign Exchange Market for the cancellation upon maturity of:

(1)	Foreign currency obligations between residents formalized through public records or deeds as of August 30, 2019.
(2)	Foreign currency financing granted by local financial institutions pending as of August 30, 2019.

Access to the Foreign Exchange Market before maturity will require prior approval from the Central Bank, except when the transaction falls under one of the following situations and all conditions established in each case are met:

(i)	When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.
(ii)	In case of other foreign currency financing from local financial institutions being paid off simultaneously with the settlement of funds from abroad for new borrowings:

a.	The early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;
b.	The average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;
c.	The accumulated amount of principal payments of the new indebtedness, at any time until the maturity date of the debt being canceled, may not exceed the accumulated principal payments of the financing being paid off; and
d.	If the new indebtedness is a prefinancing of exports from abroad, the entity must have an affidavit from the client stating that prior approval from the Central Bank will be required for the application of export currency collections to the early repayment of principal before the maturities counted for compliance with the conditions mentioned.

If the pre-canceled financing by the client was granted from a credit line from abroad, the financial institution may also pre-cancel the principal and accrued interest from the credit line for the proportion of the debt repaid early.

(iii)	In case of early cancellation of interest within a debt exchange process:

a.	The early cancellation of interest is made within a debt exchange process of securities issued by the client, in which the creditor is delivered a new security with public registration in Argentina that does not qualify as External Financial Indebtedness;
b.	The amount paid before maturity corresponds to interest accrued up to the closing date of the exchange;
c.	The average duration of the new debt securities is longer than the remaining average duration of the exchanged securities; and
d.	The accumulated amount of principal payments of the new securities, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the exchanged securities.

(iv)	In case of early cancellation of principal and interest from a debt security covered in this section with the settlement of funds entered from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness:

a.	The early cancellation of principal is made simultaneously with the settlement of funds from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness issued within a refinancing, repurchase, and/or early redemption transaction;

i.	The new debt security includes a one (1) year grace period for capital repayment, and its average duration is at least two (2) years longer than the remaining average duration of the debt security being canceled; and
ii.	The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.

b.	The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.

Additionally, the entity may grant the client access to the Foreign Exchange Market to:

c.	Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% (five percent) of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.
d.	Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(v)	In case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of other External Financial Indebtedness:

a.	The early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;

b.	The average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and
c.	The accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vi)	In the case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of a new debt security of the same type:

a.	The early cancellation of principal and interest from a debt security covered in this section is made simultaneously with the funds settled by the issuance of a new debt security with public registration in Argentina that does not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose services are payable in foreign currency; and
b.	The average duration of the new security is longer than the remaining average duration of the debt security being canceled; and
c.	The accumulated amount of principal payments of the new debt security, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vii)	The client is a VPU adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.

Issuances of debt securities with public registration in Argentina that meet the conditions set forth in this section for access to the Foreign Exchange Market will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Foreign Exchange Regulations are met.

Transactions with BOPREAL

The BOPREAL are securities issued by the Central Bank for importers of goods and services with pending payment obligations for imports of goods with customs registration and/or services effectively provided prior to December 12, 2023.

For Importers of Goods

Importers of goods can subscribe BOPREAL for up to the amount of the pending debt for their imports of goods with customs entry registration before December 12, 2023. The entity making the subscription offer on behalf of the client must have the respective certifications on the outstanding debt amount issued by the entity/entities responsible for monitoring the officializations involved in the SEPAIMPO, in order to verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for goods imports as indicated in Section 10.2.4 of the Foreign Exchange Regulations.
(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.
(iii)	The conditions set forth in Section 10.3.2.1 of the Foreign Exchange Regulations for access to the Foreign Exchange Market are met, except for the condition specified in item (viii).
(iv)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.
(v)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment.

In certain cases, the entity making the subscription offer on behalf of the client must have an affidavit from the client confirming that they have not requested the use of this mechanism through another entity for that debt.

For Importers of Services

Importers of services can subscribe BOPREAL for up to the amount of the pending debt for their imports of services in which the provision or accrual of the service by the non-resident took place before December 12, 2023.

The entity making the subscription offer on behalf of the client must have the documentation that supports the existence of the service, the amount owed as of the subscription date, and verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for service imports as indicated in the second paragraph of Section 13.1.2 of the Foreign Exchange Regulations.
(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.
(iv)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment and that they have not requested the use of this mechanism through another entity for this debt.

For Profits and Dividends of Non-Resident Shareholders Pending Payment or Already Received in Argentina

When it comes to profits and dividends pending payment to non-residents as determined by the shareholders' meeting, clients can subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends pending payment to non-resident shareholders as determined by the shareholders' meeting.

The entity that makes the subscription offer on behalf of the client must verify compliance with the following requirements:

(i)	The entity has documentation to support that the outstanding debt corresponds to profits and dividends from closed and audited financial statements.
(ii)	The transaction is declared, if applicable, in the latest overdue submission of the External Assets and Liabilities Survey.
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.
(iv)	The client provides an affidavit stating that:
a.	The profits and dividends for which they are requesting subscription are pending payment;
b.	They have not requested the use of this mechanism from another entity for this debt, and
c.	They acknowledge that they will not have access to the Foreign Exchange Market to pay the equivalent of the debt for which they subscribed unless the payment is made via exchange and arbitrage with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from the BOPREAL bonds.

Non-resident clients, for profits and dividends received since September 1, 2019, may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends received from that date, adjusted by the most recent Consumer Price Index (“CPI”) available at the time of subscription. The entity making the subscription offer on behalf of the client must verify compliance with the requirements outlined in Section 4.6.2 of the Foreign Exchange Regulations.

Complementary Provisions on BOPREAL

Clients may, provided that the applicable requirements are met, access the Foreign Exchange Market through the execution of an exchange and/or arbitration with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, to carry out the following transactions:

(i)	Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, which were eligible according to the provisions of section (a) above. Payments made through the Local Currency System (the “LCS”) from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.
(ii)	Payment of commercial debts for imports of services rendered or accrued up to December 12, 2023, which were eligible according to the provisions of section (b) above. Payments made through the LCS from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.
(iii)	Payment of debts to non-resident shareholders for profits and dividends, which were eligible according to the provisions of the first paragraph of section (c) above.
(iv)	The repatriation of portfolio investments of non-residents originating from profits and dividends collected in Argentina since September 1, 2019, as determined by the shareholders' meeting based on closed and audited financial statements, which were eligible according to the provisions of the second paragraph of section (c) above.

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of sections (a), (b), and the first paragraph of section (c) may execute sales of securities against a wire transfer to a third-party account abroad, provided that the requirements outlined in Section 4.3.2.3. of the Foreign Exchange Regulations are met, when selling the BOPREAL bonds acquired by the seller in the aforementioned primary biddings.

They may also liquidate, under the conditions outlined in the previous paragraph, other sales of securities made from April 1, 2024, provided that the market value of these transactions does not exceed the difference between the amount obtained from the sale with settlement in foreign currency abroad of BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services and their nominal value, should the former be lower.

Section 4.7 of the Foreign Exchange Regulations sets forth a series of transactions that may be carried out by clients who acquired BOPREAL in primary bidding.

In the event that a client has executed a sale with a repurchase obligation using BOPREAL bonds acquired in primary bidding, the following will apply:

1)	The sale of the bonds at the origin of the transaction shall not be taken into account for the preparation of the affidavits stipulated in sections (c) and (d) of “General Requirements”;
2)	The aforementioned sale will not entitle the client to carry out securities transactions based on the difference between the amount obtained from the sale and the nominal value of the BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services.
3)	Once the client has regained possession of the BOPREAL bonds, the securities will be subject to the same treatment as bonds acquired in primary bidding.

Repatriations of direct investments and other foreign currency purchases by non-residents

Pursuant to Section 3. 13 of the Foreign Exchange Regulations, prior approval from the Central Bank will be required for access to the Foreign Exchange Market for the repatriation of investments by non-residents and other foreign currency purchases by non-resident clients, except for the following transactions:

(i)	International organizations and institutions performing the functions of official credit agencies;
(ii)	Diplomatic and consular representations, and accredited diplomatic personnel in Argentina for transfers made in the exercise of their functions;
(iii)	Representations in Argentina of Courts, Authorities or Offices, Special Missions, Commissions, or Bilateral Bodies established by International Treaties or Agreements, in which Argentina is a party, to the extent that transfers are made in the exercise of their functions;
(iv)	Transfers abroad on behalf of individuals who are beneficiaries of pensions and/or retirements paid by the ANSES or other pension agencies and/or pension annuities as provided by Section 101 of Law No. 24,241, for up to the amount received for such concepts in the last 30 calendar days, provided that the transfer is made to a bank account in the beneficiary's registered country of residence
(v)	Purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the Central Bank that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction;

This transaction will become effective upon the registration of the client’s foreign currency sale with the Central Bank by the intermediary entity, in accordance with the established guidelines. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.

(vi)	Transfers to bank accounts abroad of individuals for funds received in Argentina related to benefits granted by the Federal Government under Laws 24,043, 24,411, and 25,914 and related legislation;

(vii)	Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from October 2, 2020, and the repatriation occurs at least 2 (two) years after the contribution.
(viii)	Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settle through the Foreign Exchange Market as from April 21, 2025, and the repatriation occurs at least 180 days after the settlement of the contribution funds.
(ix)	Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the destination of the funds has been the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.
(x)	Repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment.
(xi)	Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.
(xii)	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

(a)	The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of 4 (four) years and at least 3 (three) years of grace for capital repayment;
(b)	The resident company whose capital is being transferred is in one of the following sectors: forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and
(c)	The transaction involves the transfer of at least 10% (ten percent) of the resident company's capital.

If, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 (sixty) calendar days of access to the Foreign Exchange Market.

(xiii)	Repatriations of direct investment contributions by non-residents in a VPU adhered to the RIGI under Section 14.2.3 of the Foreign Exchange Regulations.
(xiv)	Repatriation by non-residents of principal, returns, and proceeds from the sale of portfolio investments in instruments traded on local markets authorized by the CNV, as long as: (i) a local financial institution certifies that the investment was made with funds transferred into and settled through the Foreign Exchange Market on or after April 21, 2025; (ii) documentation is available evidencing that the amount for which access to the Foreign Exchange Market is sought does not exceed the income received and/or the actual proceeds from the sale of the investment; and (iii) the repatriation takes place no less than 180 days after the settlement of the relevant funds. If the income from services or the proceeds from the sale of the investment are received in foreign currency, the repatriation may be carried out for up to the equivalent amount received.

Access to the Foreign Exchange Market by individuals

Financial institutions may grant resident individuals access to the foreign exchange market, without prior authorization from the Central Bank, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:

(i)	The transaction must be processed through a debit from the customer's account at local financial institutions, or if the customer uses local currency in cash, the total amount in local currency may not exceed the equivalent of US$ 100 per calendar month, across all financial institutions and for all specified concepts.

If the customer opts to use cash in local currency, the institution must obtain an affidavit from the customer affirming compliance with the aforementioned requirement.

(ii)	The selling institution must either deliver the foreign currency in cash to the customer or credit the funds to a foreign currency account held by the customer at a local financial institution or to a bank account held by the customer abroad, as applicable.

(iii)	The institution must have recorded the transaction in the online system implemented for this purpose by the Central Bank.

(iv)	In all cases, the institution must obtain evidence that the customer has income and/or assets consistent with savings in foreign currency.

Access to the Foreign Exchange Market by guarantee trusts for the payment of principal and interest

Pursuant to Section 3.7 of the Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the Foreign Exchange Market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the Foreign Exchange Market to make such payments directly.

Access to the Foreign Exchange Market by other residents -excluding entities- for the formation of foreign assets and for derivative transactions

Pursuant to Section 3.10 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the constitution of foreign assets and for derivative transactions by legal entities that are not authorized to operate in the foreign exchange market, local governments, mutual funds, or other entities established in Argentina, requires prior authorization from the Central Bank.

Financial derivative transactions

Entities may grant access to the Foreign Exchange Market for the payment of premiums, the establishment of guarantees, and the settlement of obligations arising from interest rate hedge contracts for residents’ obligations with foreign parties, which have been declared and validated, where applicable, in the External Assets and Liabilities Survey, provided that the risks covered do not exceed the external liabilities actually registered by the debtor in the interest rate whose risk is being hedged through the contracts.

The client accessing the Foreign Exchange Market through this mechanism must designate an entity to monitor the transaction and provide an affidavit committing to deposit and settle any funds due to the local client as a result of the transaction or the release of the funds from the established guarantees, within five (5) business days.

Other financial derivative transactions for residents that are not entities authorized to operate in the foreign exchange market shall be governed by the provisions of Sections 3.8 and 3.10 of the Foreign Exchange Regulations, as applicable.

All settlements of futures transactions on regulated markets, forwards, options, and any other type of derivative contracts entered into within Argentina by entities from September 11, 2019, onwards must be conducted in local currency.

Profit and dividend payment

Pursuant to Section 3.4 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

1)	The profits and dividends must correspond to closed and audited balance sheets.
2)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.
3)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
4)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)	Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.
(b)	Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the Foreign Exchange Market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the Foreign Exchange Market occurs no earlier than two years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.
(c)	The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
(d)	It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22)” issued under the provisions of section 3.17. of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
(e)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.
(f)	The client is a VPU adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.

In accordance with the terms of Communication “A” 8226, financial institutions are authorized to grant clients access to the Foreign Exchange Market to remit foreign currency abroad as profits and dividends to non-resident shareholders, pursuant to the aforementioned Section 3.4 of the Foreign Exchange Regulations, provided such distributions arise from distributable earnings based on net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

Other specific provisions

Swap and arbitrage transactions

Financial institutions may carry out foreign exchange swap and arbitrage transactions not associated with the inflow of foreign currency from abroad in the following cases with their clients:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.
(ii)	The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine Treasury bonds or Central Bank bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.12., 10.10.2.13., and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.
(iv)	Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8. and 3.13 of the Foreign Exchange Regulations.
(v)	Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders' meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations.
(vi)	Transfer of foreign currency abroad by a local government from its foreign currency holdings deposited in local financial entities, including those constituting a surplus as provided in Section 3.16.2 of the Foreign Exchange Regulations, is permitted provided that the regulatory requirements applicable to the type of transaction to be carried out in the case that it is processed against Argentine pesos are met.
(vii)All other exchange and arbitrage transactions may be conducted by clients without the prior approval of the Central Bank, provided that, when executed as individual transactions involving Argentine pesos, they can be carried out without such approval in accordance with the applicable Foreign Exchange Regulations. This also applies to local custodians of securities regarding foreign currency income received as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated Section.

Securities transactions

CNV Rules establish a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

(a)	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine pesos;

(b)	transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of their issuance law, unless their accreditation (i) results from a primary placement of securities issued by the National Treasury or by BOPREAL issued by the Central Bank, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2 of the Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

(c)	applying securities from foreign depository entities to transactions with settlement in foreign currency.

Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.

Transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine government, local governments, or resident private sector issuers are not included in the aforementioned provisions. The client must present the corresponding certification for the exchanged debt securities.

Pursuant to currently applicable CNV Rules, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

(a)	if the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps. 200 million per day;
(b)	if the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps. 200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, GDRs or similar certificates held in custody abroad, it is not subject to this requirement;
(c)	if the trade is to be performed by resident clients, acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps. 200 million per client per day; and
(d)	if the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits.

Communication “A” 8099 - RIGI

Communication “A” 8099 of the Central Bank establishes the regulations pertaining to the foreign exchange benefits for VPU that have adhered to the RIGI. The Central Bank has established:

(i)	exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a VPU adhering to the RIGI.
(ii)	exceptions to the mandatory inflow and settlement of foreign currency arising from export of services.
(iii)	access to the Foreign Exchange Market to make payments of certain expenses;
(iv)	access to the Foreign Exchange Market to make payments of dividends to non-resident shareholders
(v)	application abroad of proceeds from exports of goods; and
(vi)	exchange stability applicable to the VPU on the date of adherence to the RIGI.

Central Bank information regimes

External Assets and Liabilities Survey

On December 28, 2017, the Central Bank replaced the information regimes established in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and the complementary Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:

●	For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the end of a given calendar year is equal to or exceeds the equivalent of US$ 50 million, a quarterly declaration prior to the end of each quarter and an annual declaration, which permits the correction, affirmation, or update of quarterly declarations, must be filed.
●	For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a given calendar year exceeds US$ 10 million but does not exceed US$ 50 million, an annual declaration is the sole requisite form of compliance.
●	For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a specified calendar year exceeds US$ 1 million but does not exceed US$ 10 million, a streamlined annual declaration is the sole requisite documentation.

Individuals or entities for whom the balance or acquisition or sale of foreign assets and liabilities at the end of a given calendar year is less than US$ 1 million are exempt from reporting obligations.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other transactions is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “—Specific provisions on outflows through the Foreign Exchange Market— Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities.”

Advance Notice of Foreign Exchange Operations

Entities authorized to operate with foreign currency are obliged to provide the Central Bank with information on outgoing transactions through the Foreign Exchange Market for daily amounts equal to or greater than the equivalent of US$ 100,000. This information must be provided at the end of each business day and with two business days’ notice. Clients are obliged to inform financial entities in advance, so that they can comply with the requirements of this information regime. Consequently, as long as the other requirements established in the Foreign Exchange Regulations are simultaneously met, they can process foreign exchange transactions.

Criminal Foreign Exchange Regulations

The Foreign Exchange Regulations establishes that transactions that do not comply with the exchange regulations established by the Foreign Exchange Regulations will be subject to the Criminal Foreign Exchange Regulations (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: https://www.infoleg.gob.ar/ or on the Central Bank’s website: https://www.bcra.gob.ar/, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein.

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

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date, which change could apply retroactively and could affect the continued validity of this summary.

This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary is not intended to provide a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with the interpretations outlined herein. In this regard, it is important to highlight that, despite the issuance of the aforementioned regulations, further rules and clarifications may be issued in the near future. At present, it remains uncertain how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs in light of their particular situation.

Income Tax

Taxation on Dividends

According to the Argentine Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)	Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the “Equalization Tax.” The Equalization Tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the ITL, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.
(ii)	Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018, and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to “Argentine Entities” (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) no Dividend Tax should apply. Equalization Tax is not applicable.

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

Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on or after January 1, 2025, are as follows: (i) net taxable income accumulated up to Ps.101,679,575.26 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.101,679,575.26 up to Ps.1,016,795,752.62 will incur a payment of Ps. 25,419,893.82 plus 30% on the excess over Ps. 101,679,575.26; and (iii) net taxable income accumulated over Ps.1,016,795,752.62 will be subject to a payment of Ps. 299,954,747.02 plus 35% on the excess over Ps. 1,016,795,752.62.  The amounts stated above are annually updated based on an inflation index.

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

In addition, since tax period 2020, in the case of securities under the provisions of Section 98 of the ITL, not included in the first paragraph of Section 26 subsection u) of the ITL, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the ITL. In this sense, Section 109 of the ITL provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply.

If the exemptions do not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income calculated in Argentine currency. The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

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

As from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV- authorized stock markets, under segments that ensure priority of price- time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside nor do the funds originate from “non-cooperative jurisdictions” (as defined below) and, in accordance with Section 90 of the Regulatory Decree of the Income Tax Law (RD ITL).

Income derived from the sale of ADSs is deemed as Argentine source income.

Capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in jurisdictions that are not considered “non-cooperative jurisdictions” and, in accordance with Section 90 of the RD ITL, whose funds do not originate from jurisdictions considered “non-cooperative jurisdictions”, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable, and the Foreign Beneficiaries are not resident in, nor are their invested funds originated in, non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35% rate applicable on a presumed net gain basis set at 90%. General Resolution (AFIP) No 4,227/2018 also provides different payment mechanisms depending on the specific circumstances of the sale transaction. In line with Section 252 of the RD ITL, in the cases included in the last paragraph of Section 98 of the ITL (i.e., when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Japan, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, and Uruguay. The treaties signed with Luxembourg, Turkey and Austria are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Since January 2021 an international administrative agreement for the exchange of information between ARCA and the IRS has been in force.

Additionally, it should be noted that a legislative bill has undergone parliamentary consideration, approving the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting,” signed within the framework of the OECD. The approval of this bill will result in modifications to the agreements signed with 17 jurisdictions.

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

Owners of bank accounts subject to the general 0.6% rate, as well as those subject to the 1.2% rate, may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid may be considered as credit against income tax by those entities related to the manufacturing industry that are characterized as “medium- stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.

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

By means of Law 27,702 (B.O. 11/30/2022), the validity of the Income Tax, Personal Assets Tax and TDC were extended until December 31, 2027.

Gross turnover tax

This tax is a local tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

In addition, gross turnover tax could be applicable on the transfer of Class B shares or ADSs and on the perception of dividends to the extent, such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. Under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax.

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

Stamp tax

Stamp tax is a local tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax to the extent their placement is made within a 180-days term counting as from when such authorization is granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above-mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2025, any gratuitous transfer of property lower than or equal to Ps.2,038,752 is exempt. This amount is increased to Ps.8,488,486 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.

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

Passive Foreign Investment Company

Based on the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2024, although there can be no assurance in this regard.

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

If we are a PFIC for any taxable year during which you hold our Class B shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be eligible to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

The following table shows the Basel Standardized Approach for market risk capital requirement for our combined trading portfolios in 2024, 2023 and 2022 (in thousands of Pesos):

	2024	2023	2022
Minimum	7,312,430	1,550,904	6,645,787
Maximum	19,078,159	6,083,336	11,487,301
Average	11,042,371	3,928,460	8,374,273
As of December 31,	19,078,159	5,789,991	11,487,301

Due to regulatory changes, 2024 corresponds to the consolidation level of Grupo Supervielle, whose presentation became effective starting in April.

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

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-VaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. The following chart shows the Bank’s interest rate risk figures under the Standardized Framework described above for 2024, 2023 and 2022 (in thousands of Pesos):

	2024	2023	2022
Minimum	7,461,201	5,210,740	6,351,932
Maximum	39,225,571	21,195,988	22,094,238
Average	24,621,276	10,617,473	13,453,133
As of December 31,	34,053,395	21,195,988	21,861,258

The Bank’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities. The following tables show the Bank’s consolidated exposure to a positive interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2024
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	880,095,211	57,871,411	—	937,966,622
Loans to the non-financial public sector(2)	3,185,554	—	—	3,185,554
Loans to the private and financial sector(2)	1,384,953,335	304,014,884	26,393,706	1,715,361,925
Receivables from financial leases	20,420,962	29,069,066	9,058,516	58,548,544
Other assets	170,236,399	—	554,721,843	724,958,242
Total interest-earning assets	2,458,891,461	390,955,361	590,174,065	3,440,020,887
Interest-bearing liabilities
Savings	799,867,177	—	677,747,546	1,477,614,723
Time deposits	772,849,894	7	—	772,849,901
Non subordinated notes	—	—	—	—
Liabilities with financial institutions	42,504,604	4,165,123	138,625,845	185,295,572
Other liabilities	117,987,215	—	139,367,573	257,354,788
Total interest-bearing liabilities	1,733,208,890	4,165,130	955,740,964	2,693,114,984
Asset/liability gap	725,682,571	386,790,231	(365,566,899)	746,905,903
Cumulative asset/liability gap	725,682,571	1,112,472,802	746,905,903
Cumulative sensitivity gap as a percentage of total interest-earning assets	29.5%	284.6%	126.6%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2024
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	91	11	7	109
Loans to the non-financial public sector(2)	—	—	—	—
Loans to the private and financial sector(2)	310	34	(1)	343
Receivables from financial leases	1	—	—	1
Other assets	108	—	332	440
Total interest-earning assets	510	45	338	893
Interest-bearing liabilities in foreign currency
Savings	351	—	346	697
Time deposits	127	—	—	127
Subordinated notes	—	—	—	—
Liabilities with financial institutions	80	—	—	80
Other Liabilities	1	—	1	2
Total interest-bearing liabilities	559	—	347	906
Asset/liability gap	(49)	45	(9)	(13)
Cumulative asset/liability gap	(48)	(3)	(12)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(9)%	(8)%	(4)%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2024, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.8,581 million, and this position generated a market risk capital requirement of Ps.686.5 million as of such date.

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

To manage liquidity risk, the Bank focuses on its sources of liquidity. The Bank relies on certain financial products that can provide a quick source of liquidity in extreme situations of illiquidity. To this effect, the Bank relies on the control of core metrics, the LCR, the NSFR, Daily liquidity, Broad liquidity in Pesos, and liquidity in U.S.$. The first one, with a shorter-term perspective, is aimed at assessing the availability of enough liquid assets to meet the withdrawal of deposits and other liabilities in a 30-day stress scenario. Meanwhile, the NSFR aims to promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. Daily Liquidity measures Banco Supervielle's ability to finance its institutional deposits that may be canceled the following day (interest-bearing checking accounts and early redeemable term deposits) with available funding sources within that same time frame. Broad Liquidity in Pesos measures Banco Supervielle's ability to finance its peso deposits with liquid assets in that currency: available funds, Lefi, and Treasury bonds, weighted at 10%. Liquidity in Dollars measures Banco Supervielle's ability to finance its dollar deposits with liquid assets in that currency: available funds and Treasury bonds, weighted at 30%.

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. The depositary for our ADSs is The Bank of New York Mellon (the “Depositary”). In 2024, the Depositary reimbursed expenses for an amount of U.S.$ 543,206.38. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, as a process designed by, or under the supervision of, our CEO and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)	Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.
3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c)Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report to our consolidated financial statements.

See the Report of the Independent Registered Public Accounting Firm included in this annual report for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d)Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2024.

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

In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2024.

During 2024, we updated our Related Party Transactions policy. This policy is posted on our website at https://www.gruposupervielle.com/English/our-approach/corporate-governance/default.aspx

Information contained or accessible through our website is not incorporated by reference in and should not be considered part of this annual report.

Item 16.C   Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by the independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2024 and 2023.

	2024	2023

	(in thousands of Pesos)
Audit Fees	1,404,412	1,561,370
Audit Related Fees	20,088	60,671
All Other Fees	68,380	65,320
Total	1,492,880	1,687,361

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

All other fees include fees paid for professional services other than the services reported above under “audit fees,” “audit related fees” in each of the fiscal years above.

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

The following table sets forth the number of Class B Shares and ADSs repurchased under the First Program:

	Class B Shares			ADSs
	Total number of shares purchased	Average price paid per share (Ps., nominal)	Total number of shares purchased as part of the program	Total number of ADSs purchased	Average price paid per ADS (US$)	Total number of ADSs purchased as part of the program	Maximum number of shares/Pesos that may yet be purchased under the program
							in Shares	in Ps. Million (nominal)
July 1, 2022 – July 31, 2022	—	—	—	—	—	—	45,672,232	2,000
August 1, 2022 – August 31, 2022	1,137,018	102.456	1,137,018	141,416	1.925	141,416	43,828,134	1,797
September 1, 2022 –September 30, 2022	2,128,463	112.771	3,265,481	56,528	1.783	197,944	41,417,031	1,532
October 1, 2022 – October 31, 2022	1,041,403	114.185	4,306,884	393,440	1.849	591,384	38,408,428	1,188
November 1, 2022 – November 30, 2022	2,988,175	114.902	7,295,059	—	—	—	35,420,253	845
December 1, 2022 – December 31, 2022	2,058,632	133.670	9,353,691	—	—	—	33,361,621	570
January 1, 2023 – January 31, 2023	1,480,381	166.116	10,834,072	—	—	—	31,881,240	324
February 1, 2023 – February 10, 2023	259,500	188.422	11,093,572	—	—	—	31,621,740	275
Total	11,093,572	125.187		591,384	1.861		31,621,740	275

On April 19, 2024, the Group established the Second Program for the repurchase of the Group’s shares pursuant to Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Second Program taking into account (i) the current local macroeconomic environment; (ii) the current trading price of shares that do not reflect the real value of the Company's assets or their potential; and (iii) an environment of negative real interest rates in the local market. In this regard, Grupo Supervielle believes that it is convenient to implement the Second Program as a viable and efficient alternative to apply Grupo Supervielle’s excess cash position to the benefit of Grupo Supervielle and its shareholders. In addition, Grupo Supervielle may purchase up to 10% of its capital stock pursuant to Law No. 26,831, complying with the requirements and procedures set forth therein. If a purchase is made pursuant to Law No. 26,831, Grupo Supervielle must resell the repurchased shares within three years and its shareholders will have preemptive rights to purchase the shares, except in the case of an employee compensation program or plan, or in the case that the shares are distributed among all shareholders on a pro rata basis or with respect to the sale of an amount of shares that in any 12-month period does not exceed 1% of the Grupo Supervielle’s capital stock. In these cases, the three-year term may be extended with the prior approval of a shareholders’ meeting.

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

On May 7, 2024, our Board of Directors increased the maximum price to be paid per share under the Second Program to US$10 per ADR in the New York Stock Exchange and up to a maximum of Ps.2,400 per Class B share in ByMA. On June 4, 2024, our Board of Directors modified the terms of the Second Program as follows: (i) the maximum amount of the investment under the Second Program was increased to up to Ps.8 billion or the lesser amount until reaching 10% of the share capital of Grupo Supervielle, including treasury shares, and (ii) the amount of acquisitions may not exceed 25% of the average daily transaction volume of Grupo Supervielle’s shares during the previous 90 business days in accordance with the provisions of Law No. 26,831. For the purpose of calculating the limit established by current regulations, we will take into account the average daily transaction volume of the shares in the period indicated in ByMA and the NYSE. On July 8, 2024, Supervielle announced the completion of the Second Program. Under the Second Program Supervielle acquired a total of 4,940,665 Class B shares, equivalent to 1.08177% of the share capital.

Given the repurchase of treasury shares made by Grupo Supervielle pursuant to Argentine regulations, Grupo Supervielle has a restriction on the distribution of results and/or reversal of free reserves of Ps.21,167,430 thousand which is equivalent to the cost of acquisition of own shares. See Note 32 to our consolidated financial statements contained in this annual report.

On January 22, 2025, our Board of Directors approved the sale of up to 4,567,223 Class B shares held in treasury, in accordance with Section 67 of Law No. 26,831 and the regulations of the CNV. The proceeds from the sale of the Class B shares are expected to be used to make capital contributions to Supervielle Agente de Negociación. As of the date of this annual report, we did not sell any Class B shares in connection with this approval.

The following table sets forth the number of Class B Shares repurchased under the Second Program:

	Class B Shares			ADSs
	Total number of shares purchased	Average price paid per share (Ps., nominal)	Total number of shares purchased as part of the program	Total number of ADSs purchased	Average price paid per ADS (US$)	Total number of ADSs purchased as part of the program	Maximum number of shares/Pesos that may yet be purchased under the program
							in Shares	in Ps. Million (nominal)
April 19, 2024 – April 30, 2024	950,000	1,315.83	950,000	—	—	—	30,671,740	6,750
May 1, 2024 – May 31, 2024	1,695,548	1,615.80	2,645,548				28,976,192	4,010
June 1, 2024 – June 31, 2024	1,907,001	1,736.72	4,552,549				27,069,191	698
July 1, 2024 – July 5, 2024	388,116	1,754.06	4,940,665				26,681,075	18
Total	4,940,665	1,615.66	4,940,665	—	—	—	26,681,075	18

As of the date of this annual report, we hold 18,991,157 Class B shares (including shares represented by ADSs) which correspond to all the Class B Shares and ADSs acquired under the Programs.

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

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
w)prepares an action plan for each fiscal year, which must be presented to the Board of Directors and the Supervisory Committee within sixty calendar days of the beginning of the fiscal year; and
x)performs all other duties stated in its charter, our bylaws, laws and regulations.

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

Item 16.IDisclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.JInsider Trading Policies

On December 26, 2023, our Board of Directors adopted insider trading policies which govern the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. Copies of these insider trading policies are filed herewith as Exhibit 11.1.

Item 16.KCybersecurity

Risk management and strategy

Cybersecurity is one of our strategic priorities and one of the pillars of our digital transformation. Our information security team defines the strategy, policies, practices, procedures, and organizational structure that best aligns with our business objectives, which we use to identify, analyze, evaluate, measure, mitigate, and monitor cybersecurity risks. We work together with different teams of our organization to conduct continuous analysis of potential failures, vulnerabilities or risks that may impact our processes and products.

Our information security strategy is based on the following three security frameworks: defense in depth, security by design, and zero trust. During 2024, we focused on improving the level of maturity our  systems using the Center for Internet Security controls framework, which is based on internationally recognized cybersecurity best practices. Additionally, our controls are aligned to new regulations of regulatory bodies such as the Central Bank. This strategy is implemented by a multidisciplinary group of information security professionals who work full-time and operate in an agile and collaborative manner. They collaborate not only among themselves but also with our business teams to maintain and develop new products.

Our security professionals are organized in the following teams: (i) a “green team” who is responsible for managing digital identities, (ii) a “red team” whose mission is to perform cyberattack tests to our products and infrastructure through vulnerability assessment and penetration tests, (iii) a “blue team” who is focused on protecting our information assets, delivering security solutions to product-building cells, and strengthening defense mechanisms based on the findings made by our “red team,” and (iv) a “purple team” who is assembled ad hoc with members from the blue and red teams to conduct retrospective analyses. All these teams manage and mitigate cybersecurity risks on a regular basis. These teams work in bi-weekly sprints, holding daily and weekly meetings where information related to the progress of ongoing projects, new products, risks and threats is exchanged and analyzed. Executive summaries of all the activities carried out by these teams are compiled, analyzed, and discussed bi-monthly in meetings of our Cybersecurity Committee, which are attended by senior management, directors, and the Company’s chairman.

As cyber-attacks evolve and become more sophisticated, companies must strengthen their prevention and monitoring efforts and adopt new measures to mitigate cybersecurity risks. In recent years, the average number of cybersecurity incidents has increased significantly worldwide. As a result, in 2024, one of our goals was to prevent the most common cyberattacks, which are related to ransomware, smishing, phishing, brand abuse, among others, ant to maintain ratios below the competition. Therefore, we have enhanced our system monitoring capabilities, paying special attention to critical assets that support business processes. Additionally, we have incorporated machine learning and artificial intelligence to achieve automation and improve efficiency in our security services. Our cybersecurity Security Operations Center (“SOC”), which operated by a third party, enables us to detect and respond to cyber-attacks. In addition, our threat intelligence service proactively detects potential cyber-attacks on our infrastructure and/or ours customers through the analysis of Clear, Deep, and Dark web sources. We will promptly report any material incidents to the supervisory or regulatory authorities.

For the second consecutive year, we are in compliance with the SWIFT security assessment and we meet all mandatory and recommended controls. This milestone underscores our unwavering commitment to cybersecurity excellence, demonstrating a proactive and innovative approach to safeguarding critical assets and customer data. By maintaining the highest standards of protection on one of the most targeted infrastructures in the financial sector, we reinforce our resilience against evolving threats.

To address the dynamic nature of cyber risks, we have implemented several strategic initiatives. These include a comprehensive information classification framework, significantly improved through automation to prevent data leakage by blocking unauthorized transmissions. Additionally, we conduct regular inspections and testing of our security measures through simulation exercises, including cybersecurity tests by our “red team.” These exercises help us identify vulnerabilities through technical assessments, social engineering simulations, and ethical phishing campaigns. We have also embraced a model to ensure that our business initiatives, products and their underlying technologies are secure.

We have also adopted an innovative gamification approach to educate diverse audiences on secure operations while actively participating in prominent cybersecurity events in Argentina. During 2024, we implemented a comprehensive communication campaign addressed to employees and clients to raise awareness about secure digital transactions. This initiative featured redesigned materials, updated security tips, and tutorials across social media platforms such as Facebook, Instagram, Twitter (currently named X), and YouTube, alongside dedicated cybersecurity blogs offering resources for scam victims. This continued effort strengthens our commitment to promoting security and prevention, reinforcing our position as a leader in cybersecurity awareness.

Based on the information we have as of the date of this Form 20-F, we do not believe any cybersecurity threats have materially affected or are reasonably likely to materially affect the Group, including our business strategy, results of operations or financial condition.  However, despite our efforts to identify and respond to cybersecurity threats, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Cybersecurity events could negatively affect our reputation, results of operations and financial condition.”

Governance

To ensure that the Company’s security strategy is implemented efficiently, we have established a security governance model. This security governance model has been prepared by committees responsible for approving and supervising the execution of the information security strategy in areas such as corporate security and risk management.

While the primary responsibility for cybersecurity lies with our CISO, who has more than 30 years of experience and extensive academic training in cybersecurity and cryptography, we recognize the importance to collaborate with other experts and we highly value the diversity of expert opinions.

In addition to our CISO, our Cybersecurity Committee plays a key role in implementing our information security strategy. Our Cybersecurity Committee is composed of the following members: two directors of Grupo Supervielle, the CEO of Grupo Supervielle, the CEO of Banco Supervielle S.A., the Chief Risk Officer, the Corporate Audit team, and the CISO of Grupo Supervielle and Banco Supervielle. Additionally, the Chief Technology Officers and the Chief Product and Information Officer of our subsidiaries participate in the meetings of our Cybersecurity Committee.

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

Our Board of Directors regularly receives cybersecurity updates as an integral part of its ongoing risk oversight from the Board committees. Additionally ,the Chief Product and Information Officer, the Chief Risk Officer and the Chief Information Security Officer may convene ad hoc meetings with board members. Our incident response plan set forth procedures for incident escalation, including convening crisis committees comprised by members of our Board of Directors, in order to facilitate decision-making procedures in response to cybersecurity events. Our crisis committees analyze the quantitative and/or qualitative materiality of cybersecurity events to determine if they exceeds the materiality thresholds and the actions to be taken in response thereto, which enables us to adopt swift and effective responses to mitigate potential impacts on our operations and reputation.

Item 17.Financial Statements

Not applicable.

Item 18.Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.Exhibit Index

Exhibit Number	Description
1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on April 26, 2024) .

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

8.1	List of subsidiaries of Grupo Supervielle as of the date of this annual report (filed herein).
11.1	Insider Trading Policy (filed herein).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).

97	Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-37777) filed on April 26, 2024) .

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

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
Name: Mariano Biglia
Title: Chief Financial Officer

Date: April 21, 2025

Consolidated Financial Statements

As of December 31, 2024, 2023 and

for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Supervielle S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statement, consolidated statement of other comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flow for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Fair value of financial instruments that do not have an active market

As described in Notes 2.a and 6.1 to the consolidated financial statements, the fair value of financial instruments not listed in active markets is determined based on valuation techniques. The balance of this type of instruments as of December 31, 2024 is Ps.109,754,956 thousand. Included in this balance are Ps.109,096,584 thousand of financial assets which are classified as Level 2. These financial instruments are priced using techniques that are regularly validated and reviewed by qualified personnel from the company independent from the area which developed them. The significant assumptions used by management to value the financial instruments included implicit rates in the last available tender for similar securities and spot rate curves. These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

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

Estimation of the allowance for loan losses of financial assets measured at amortized cost and fair value through OCI

As described in Notes 1.11.2, 1.11.6, 2.b and 25 to the consolidated financial statements, the Company’s allowance for loan losses was Ps.49,373,034 thousand as of December 31, 2024. The Company assesses impairment under the expected credit losses method described in International Financial Reporting Standard N°9 “Financial Instruments” (“IFRS 9”). Management’s models used to determine the expected credit loss include the use of significant judgement, and assumptions such as the definition of what is considered to be a significant increase in credit risk and the development of assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, Private sector deposits, Badlar Rate, private sector real loans and private sector real wage.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses of financial assets measured at amortized cost and fair value through OCI is a critical audit matter are: (i) that is an area highly subjective that involves a significant amount of judgment and effort in developing the valuation models for determining the allowance for loan losses, (ii) the significant judgments and estimations made by management in both the forecast of macroeconomic variables, which include inflation rate, monthly economic activity estimator, Private sector deposits, Badlar Rate, private sector real loans and private sector real wage and in the definition of what is considered to be a significant increase in credit risk, both of which significantly affect its estimate of expected credit losses at the balance sheet date, (iii) the audit of these figures involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others, (i) evaluating models used by management, the reasonableness of significant assumptions of forecasts of macroeconomic variables, which include  inflation rate, monthly economic activity estimator, Private sector deposits, Badlar Rate, private sector real loans and private sector real wage, the methodology used for the generation of the macroeconomic scenarios (ii) evaluating the definition of what is considered to be a significant increase in credit risk (iii) testing the mathematical accuracy of the impairment calculation for the credit balances (iv) testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in evaluating and testing the appropriateness of the models used by management and the reasonableness of the definition of what is considered to be a significant increase in credit risk, the assumptions and estimates made by Management to incorporate relevant information about past events, current conditions and forecasts of economic conditions.

/s/ PRICE WATERHOUSE & Co. S.R.L.
/s/ SEBASTIAN MORAZZO (Partner)
Sebastián Morazzo
Buenos Aires, Argentina
April 21, 2025.

We have served as the Company’s auditor since 2008.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2024 and 2023

(Expressed in thousands of pesos)

	12/31/2024	12/31/2023
ASSETS
Cash and due from banks (Note 1.6 and 5)	652,975,869	498,892,707
Cash	151,871,913	248,262,689
Financial institutions and correspondents
Argentine Central Bank	479,050,091	225,679,189
Other local financial institutions	20,447,713	22,303,346
Others	1,606,152	2,647,483
Debt Securities at fair value through profit or loss (Note 1.6, 1.8, 5, 6 and 15.1)	263,332,202	101,076,778
Derivatives (Note 1.9, 5, 6, 9 and 15.2)	4,627,810	8,264,332
Reverse Repo transactions (Note 5 and 8)	—	1,645,657,441
Other financial assets (Note 1.6, 5, 6 and 15.3)	28,633,163	101,259,616
Loans and other financing (Note 5 and 25)	2,170,078,164	1,050,611,692
To the non-financial public sector	3,231,834	4,507,958
To the financial sector	20,370,876	8,724,800
To the Non-Financial Private Sector and Foreign residents	2,146,475,454	1,037,378,934
Other debt securities (Note 5, 6 and 15.4)	812,895,743	546,979,858
Financial assets pledged as collateral (Note 5, 6 and 15.5)	175,351,966	101,004,445
Current income tax assets	—	—
Inventories (Note 15.6)	—	—
Investments in equity instruments (Note 5 and 6)	710,730	796,982
Property, plant and equipment (Note 12)	101,936,609	111,389,656
Investment Property (Note 13)	78,633,619	99,293,821
Intangible assets (Note 14)	166,012,077	147,282,372
Deferred income tax assets (Note 4.1)	15,112,717	28,222,382
Other non-financial assets (Note 15.6)	35,542,215	40,860,794
TOTAL ASSETS	4,505,842,884	4,481,592,876

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2024 and 2023

(Expressed in thousands of pesos)

	12/31/2024	12/31/2023
LIABILITIES
Deposits (Note 5 and 15.7)	3,173,461,243	3,373,001,922
Non-financial public sector	144,705,833	219,392,129
Financial sector	185,277	1,037,729
Non-financial private sector and foreign residents	3,028,570,133	3,152,572,064
Liabilities at fair value through profit or loss (Note 5 and 15.8)	—	1,323,792
Derivatives	1,734,047	—
Repo transactions (Note 5 and 8)	33,962,592	2,047,701
Other financial liabilities (Note 5 and 15.9)	166,185,156	158,398,928
Financing received from the Argentine Central Bank and other financial institutions (Note 1.6, 5 and 15.10)	39,297,868	5,862,129
Unsubordinated debt securities (Note 1.6, 5 and 23)	51,157,866	—
Current income tax liability	5,230,697	1,605,312
Provisions (Note 15.11 and 16 )	40,602,849	32,441,700
Deferred income tax liabilities (Note 4.1)	3,167,675	3,516,680
Other non-financial liabilities (Note 15.12)	192,243,877	159,403,624
TOTAL LIABILITIES	3,707,043,870	3,737,601,788
SHAREHOLDERS' EQUITY
Capital stock	437,731	442,672
Paid in capital	554,292,371	554,292,371
Inflation Adjustment of capital stock	59,149,131	61,410,001
Treasury shares	18,991	14,050
Inflation adjustment of treasury shares	8,690,435	6,429,565
Cost of Treasury shares	(21,167,430)	(11,250,573)
Reserves	93,268,053	9,380,391
Retained earnings	(14,754,304)	(15,132,712)
Other comprehensive income	13,306,986	25,409,721
Net Income/ (loss) for the year	104,493,377	112,400,519
Shareholders' Equity attributable to owners of the parent company	797,735,341	743,396,005
Shareholders' Equity attributable to non-controlling interests	1,063,673	595,083
TOTAL SHAREHOLDERS' EQUITY	798,799,014	743,991,088

The accompanying Notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of pesos)

	12/31/2024	12/31/2023	12/31/2022
Interest income (Note 15.13)	1,661,292,847	2,521,043,538	1,708,038,478
Interest expenses (Note 15.14)	(888,013,611)	(1,797,625,868)	(1,122,352,416)
Net interest income	773,279,236	723,417,670	585,686,062
Net income from financial instruments measured at fair value through profit or loss (Note 15.15)	141,064,297	300,690,295	123,736,947
Result from derecognition of assets measured at amortized cost	82,063,602	36,708,632	3,335,307
Exchange rate differences on gold and foreign currency	9,272,117	12,632,268	18,600,899
Net Income From Financial instruments And Exchange Rate Differences	232,400,016	350,031,195	145,673,153
Net Financial Income	1,005,679,252	1,073,448,865	731,359,215
Service Fee Income (Note 15.16)	195,703,684	202,792,927	205,739,105
Service Fee Expense (Note 15.17)	(42,580,483)	(52,646,702)	(72,717,207)
Income from insurance activities (Note 15.18 and 18)	24,994,738	31,426,151	30,713,717
Net Service Fee Income	178,117,939	181,572,376	163,735,615
Subtotal	1,183,797,191	1,255,021,241	895,094,830
Results from exposure to changes in the purchasing power of money	(305,891,382)	(237,195,789)	(120,362,179)
Other operating income (Note 15.19)	39,193,274	51,585,475	71,145,716
Impairment losses on financial assets	(59,513,217)	(73,255,839)	(96,098,277)
Net operating income	857,585,866	996,155,088	749,780,090
Personnel expenses (Note 15.20)	(293,324,953)	(349,282,955)	(365,462,914)
Administration expenses (Note 15.21)	(174,327,118)	(183,876,763)	(193,693,796)
Depreciation and impairment of non-financial assets (Note 15.22)	(52,584,122)	(69,534,698)	(68,481,877)
Other operating expenses (Note 15.23)	(194,482,478)	(205,328,699)	(180,580,532)
Income / (Loss) before taxes	142,867,195	188,131,973	(58,439,029)
Income tax (Note 4)	(38,297,900)	(75,640,054)	24,311,301
Net Income / (Loss) for the year	104,569,295	112,491,919	(34,127,728)
Net Income / (Loss) for the year attributable to owners of the parent company	104,493,377	112,400,519	(34,090,702)
Net Income / (Loss) for the year attributable to non-controlling interests	75,918	91,400	(37,026)
NUMERATOR
Net Income / (Loss) for the year attributable to owners of the parent company	104,493,377	112,400,519	(34,090,702)
PLUS: Diluting events inherent to potential ordinary shares	—	—	—
Net income attributable to owners of the parent company adjusted by dilution	104,493,377	112,400,519	(34,090,702)

DENOMINATOR

Weighted average of oustanding ordinary shares	439,664	442,727	454,274
Weighted average of oustanding ordinary shares issued of the period adjusted by dilution effect	439,664	442,727	454,274

Basic Income	237.67	253.88	(75.04)
Diluted Income	237.67	253.88	(75.04)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of pesos)

	12/31/2024	12/31/2023	12/31/2022
Net Income / (loss) for the year	104,569,295	112,491,919	(34,127,728)
Components of Other Comprehensive Income that will not be reclassified to profit or loss
Revaluation Losses of property, plant and equipment	(4,991,822)	(4,559,159)	(5,686,459)
Income tax	1,747,138	1,595,705	1,990,257
Net revaluation surplus of property, plant and equipment	(3,244,684)	(2,963,454)	(3,696,202)
Loss from equity instruments at fair value through other comprehensive income	(237,164)	(1,532,967)	(318,756)
Income tax	83,007	536,539	111,567
Net Income loss from equity instruments at fair value through other comprehensive income	(154,157)	(996,428)	(207,189)
Total Other Comprehensive Income that will not be reclassified to profit or loss	(3,398,841)	(3,959,882)	(3,903,391)
Components of Other Comprehensive Income that may be reclassified to profit or loss
Income/(loss) from financial instruments at fair value through other comprehensive income	(15,586,166)	16,050,658	(6,887,223)
Income tax	5,693,335	(5,851,324)	2,502,270
Net (loss)/income from financial instruments at fair value through other comprehensive income	(9,892,831)	10,199,334	(4,384,953)
Foreign currency translation adjustment	1,001,627	964,381	414,014
Foreign currency translation adjustment for the fiscal year	1,001,627	964,381	414,014
Other Comprehensive (loss)/income that may be reclassified to profit or loss	(8,891,204)	11,163,715	(3,970,939)
Other Comprehensive (loss)/income	(12,290,045)	7,203,833	(7,874,330)
Other comprehensive (loss)/income attributable to parent company	(12,274,629)	7,195,601	(7,865,999)
Other comprehensive (loss)/income attributable to non-controlling interest	(15,416)	8,232	(8,331)
Comprehensive Income / (loss)	92,279,250	119,695,752	(42,002,058)
Comprehensive Income / (loss) for the year attributable to owners of the parent company	92,218,748	119,596,120	(41,956,701)
Comprehensive Income / (loss) for the year attributable to non-controlling interest	60,502	99,632	(45,357)

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended on December 31, 2024, 2023 and 2022

(Expressed in thousands of pesos)

													Total
							Inflation					Total	Shareholders´
		Inflation			Inflation	Cost of	adjustment				Other	Shareholders´ equity	equity attributable	Total
	Capital	adjustment	Paid in	Treasury	adjustment of	of treasury	of cost of	Legal	Other	Retained	comprehensive	attributable to parent	to non-controlling	shareholders´
Items	stock	of capital Stock	capital	shares	treasury shares	shares	treasury shares	reserve	reserves	earnings	income	company	interest	equity
Balance at December 31, 2021	456,722	67,839,568	575,395,146	—	—	—	—	7,025,258	54,208,780	(50,622,394)	26,039,545	680,342,625	540,442	680,883,067
Other movements	—	—	—	—	—	—	—	—	—	(40,574)	40,574		—
Share premium in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	366	366
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Constitution of reserves	—	—	—	—	—	—	—	—	(15,851,546)	15,851,546	—	—	—	—
Dividend payment	—	—	—	—	—	—	—	—	(3,335,464)	—	—	(3,335,464)	—	(3,335,464)
Acquisition of own shares	(12,311)	(5,633,392)	—	12,311	5,633,390	(839,366)	(8,541,045)	—	—	—	—	(9,380,413)	—	(9,380,413)
Net loss for the year	—	—	—	—	—	—	—	—	—	(34,090,702)	—	(34,090,702)	(37,026)	(34,127,728)
Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(7,865,999)	(7,865,999)	(8,331)	(7,874,330)
Balance at December 31, 2022	444,411	62,206,176	575,395,146	12,311	5,633,390	(839,366)	(8,541,045)	7,025,258	35,021,770	(68,902,124)	18,214,120	625,670,047	495,451	626,165,498
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Other Reserves ( use of reserve)	—	—	(21,102,775)	—	—	—	—	(7,025,258)	(25,641,379)	53,769,412	—	—	—	—
Acquisition of treasury shares	(1,739)	(796,175)	—	1,739	796,175	(643,380)	(1,226,782)	—	—	—	—	(1,870,162)	—	(1,870,162)
Net Income for the year	—	—	—	—	—	—	—	—	—	112,400,519	—	112,400,519	91,400	112,491,919
Other comprehensive Income for the year	—	—	—	—	—	—	—	—	—	—	7,195,601	7,195,601	8,232	7,203,833
Balance at December 31, 2023	442,672	61,410,001	554,292,371	14,050	6,429,565	(1,482,746)	(9,767,827)	—	9,380,391	97,267,807	25,409,721	743,396,005	595,083	743,991,088
Disposal of equity instruments measured to VR ORI	—	—	—	—	—	—	—	—	—	(171,894)	171,894	—	—	—
Subsidiaries' Stock compensation plans	—	—	—	—	—	—	—	—	—	—	—	—	408,088	408,088
Consideration of results approved by the General Assembly of Shareholders held on April 19, 2024:												—		—
Constitution of reserves	—	—	—	—	—	—	—	12,266,518	71,621,144	(83,887,662)	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	—	(27,962,555)	—	(27,962,555)	—	(27,962,555)
Acquisition of treasury shares	(4,941)	(2,260,870)	—	4,941	2,260,870	(7,999,800)	(1,917,057)	—	—	—	—	(9,916,857)	—	(9,916,857)
Net Income for the year	—	—	—	—	—	—	—	—	—	104,493,377	—	104,493,377	75,918	104,569,295
Other comprehensive Income for the year	—	—	—	—	—	—	—	—	—	—	(12,274,629)	(12,274,629)	(15,416)	(12,290,045)
Balance at December 31, 2024	437,731	59,149,131	554,292,371	18,991	8,690,435	(9,482,546)	(11,684,884)	12,266,518	81,001,535	89,739,073	13,306,986	797,735,341	1,063,673	798,799,014

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the financial years ended on December 31, 2024, 2023 and 2022

(Expressed in thousands of pesos)

	12/31/2024	12/31/2023	12/31/2022
Cash flow from operating activities

Net Income /(loss) for the year	104,569,295	112,491,919	(34,127,728)
Adjustments to obtain flows from operating activities:
Income tax	38,297,900	75,640,054	(24,311,301)
Depreciation and Impairment of non - financial assets	52,584,122	69,534,698	68,481,877
Impairment losses on financial assets	59,513,217	73,255,839	96,098,277
Other adjustments:
Exchange rate difference on gold and foreign currency	(9,272,117)	(12,632,268)	(18,600,899)
Interest Income from loans and other financings	(1,661,292,847)	(2,521,043,538)	(1,708,038,478)
Interest Expense from deposits and financing received	888,013,611	1,797,625,868	1,122,352,416
Net income financial assets measured at fair value through profit or loss	(141,064,297)	(300,690,295)	(123,736,947)
Fair value measurement of investment properties	10,188,877	15,270,191	5,451,222
Results from exposure to changes in the purchasing power of money	305,891,382	237,195,789	120,362,179
Interest on liabilities for financial leases	1,920,878	73,365	3,386,547
Provisions reversed	(4,607,832)	(11,982,685)	(22,054,889)
Result from derecognition of financial assets measured at amortized cost	(82,063,602)	(36,708,632)	(3,335,307)

(Increases) / decreases from operating assets:

Debt securities at fair value through profit or loss	110,559,464	410,410,400	130,202,160
Derivatives	3,636,522	(6,260,077)	926,390
Reverse Repo transactions	1,645,657,441	(1,499,306,678)	419,673,327
Loans and other financing
To the non-financial public sector	1,276,124	(2,624,770)	(1,582,830)
To the other financial entities	(11,646,076)	(4,354,012)	(3,355,875)
To the non-financial sector and foreign residents	497,290,942	3,002,490,513	2,103,258,859
Other debt securities	(265,915,885)	1,282,181,407	(786,527,498)
Financial assets pledged as collateral	(74,347,521)	(2,887,713)	14,692,042
Other assets	70,481,375	(203,881,815)	104,767,978

Increases / (decreases) from operating liabilities:

Deposits
Non-financial public sector	(74,686,296)	30,578,889	37,233,310
Financial sector	(852,452)	349,898	171,349
Private non-financial sector and foreign residents	(1,010,608,387)	(2,168,443,451)	(1,257,270,988)
Derivatives	1,734,047	—	—
Repo transactions	31,914,891	2,047,701	—
Liabilities at fair value through profit or loss	(1,323,792)	(13,182,617)	(12,615,674)
Other liabilities	47,400,025	33,136,242	(214,510,885)
Income Tax paid	(14,388,375)	(14,326,676)	(5,743,355)

Net cash provided by operating activities (A)	518,860,634	343,957,546	11,245,279

Cash flows from investing activities

Payments related to:
Purchase of PPE, intangible assets and other assets	(57,388,325)	(53,899,257)	(56,702,974)
Purchase of liabilities and equity instruments issued by other entities	86,252	2,611,040	82,996
Collections:
Disposals related to PPE, intangible assets and other assets	11,059,471	10,154,017	5,390,421

Net cash used in investing activities (B)	(46,242,602)	(41,134,200)	(51,229,557)

Cash flows from financing activities
Payments:
Lease liabilities	(8,893,219)	(10,897,240)	(17,262,197)
Unsubordinated debt securities	(2,342,101)	(3,882,340)	(10,184,994)
Financing received from the Argentine Central Bank and other financial institutions	(267,100,285)	(331,717,810)	(1,183,896,947)
Subordinated debt securities	—	—	—
Dividends distribution	(27,962,555)	—	(3,335,464)
Acquisition of treasury shares	(9,916,857)	(1,870,162)	(9,380,411)
Collections:
Unsubordinated debt securities	52,092,812	75,242	—
Financing received from the Argentine Central Bank and other financial institutions	300,536,024	300,081,404	1,138,802,074

Net cash used in financing activities (C)	36,413,819	(48,210,906)	(85,257,939)

Effects of exchange rate changes (D)	265,181,131	472,458,135	21,138,355
Result from exposure to changes in the purchasing power of the currency of Cash and equivalents (E)	(561,800,396)	(545,654,907)	(117,829,693)
Net increase/ (decrease) in cash and cash equivalents (A+B+C+D+E)	212,412,586	181,415,668	(221,933,555)
Cash and cash equivalents at the beginning of the year	550,325,469	368,909,801	590,843,356
Cash and cash equivalents at the end of the year	762,738,055	550,325,469	368,909,801

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

Grupo Supervielle´s Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022  include the assets, liabilities and results of the controlled companies detailed in Note 1.2.

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

These consolidated financial statements as of December 31, 2024, were approved by resolution of the Board of Directors' meeting held on April 21, 2025.

1.1.1Going concern

The consolidated financial statements as of December 31, 2024, 2023 and 2022 have been prepared on a going concern basis as there is a reasonable expectation that Grupo Supervielle will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

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

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2024 reached 1,221.0. Consequently, the Company has restated its consolidated financial statements in the terms of IAS 29 for the year ended December 31, 2023.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle used the National Consumer Price Index (National CPI) to restate balances and transactions. The tables below show the evolution of these indexes in the last three years and as of December 31, 2024 according to official statistics (INDEC):

	As of December 31,
Variation in Prices	2022	2023	2024
Annual	94.8%	211.4%	117.8%
Accumulated 3 years	300.3%	815.6%	1,221.0%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2024 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

Grupo Supervielle restated all the non-monetary items in order to reflect the impact of inflation in terms of the measuring unit current as of December 31, 2024. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and Equity. Each item must be restated since the date of the initial recognition in Grupo Supervielle's accounts or since the date of the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2024.

Comparative figures must also be presented in the measuring unit current as of December 31, 2024. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period.

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

1.1.3Change in accounting policies and new accounting standards

The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2024, which had no significant impact on the Group’s consolidated financial statements.

Changes during the year ended December 31, 2024:

(a)	Amendments to IFRS 16 - Leases: These amendments include requirements for IFRS 16 sale and leaseback transactions to explain how an entity accounts for a sale and leaseback after the date of the transaction. It is expected sale and leaseback transactions where some or all lease payments variable payments that do not depend on an index or rate are the most affected by these modifications. The modifications are effective for the years started from January 1st, 2024. There were no significant impacts.

(b)	Amendments to IAS 1 - Non-current liabilities under covenants: These amendments clarify how the conditions to be fulfilled by an institution within 12 months of the reporting period are reported affect the classification of a liability. The changes are effective by the exercises started from January 1, 2024. There were no significant impacts.

The changes that have not entered into force as of December 31, 2024 are set out below:

a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes will be effective for the years starting from January 1st, 2025 and allows for early application.

b)	Sale or contribution of assets between an investor and its associate or joint interest - amendments to IFRS 10 and IAS 28: The IASB made limited changes to IFRS 10 “Entities consolidated financial statements” and IAS 28 “Investments in associates and joint ventures”. The amendments clarify the accounting of sales or contributions of assets between investor and their associates and joint ventures. This confirms that the accounting treatment depends on whether the non-monetary assets sold or contributed to the associate or joint venture constitute a “business” (as defined in IFRS 3). The IASB decided to postpone the date of application of these amendments until the completion of the research project on the equity method. The Group does not expect any impact from the implementation of this standard.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The following chart details the subsidiaries included in the consolidation process:

		Percentage of direct or indirect investment in capital stock
Company	Main Activity	12/31/2024		12/31/2023		12/31/2022
Banco Supervielle S.A.	Commercial Bank	99.90	% (1)	99.90	% (1)	99.90	% (1)
IUDÚ Compañia Financiera S.A	Financial Company	—	% (2)	—	% (2)	99.90%
Tarjeta Automática S.A.	Credit Card	—	% (2)	—	% (2)	99.91%
Supervielle Asset Management S.A.	Asset Management and Other Services	100.00%		100.00%		100.00%
Sofital S.A.U.F.e.I.	Real State	100.00%		100.00%		100.00%
Espacio Cordial de Servicios S.A.	Retail Services	100.00%		100.00%		100.00%
Supervielle Seguros S.A.	Insurance	100.00%		100.00%		100.00%
Micro Lending S.A.U.	Financial Company	100.00%		100.00%		100.00%
InvertirOnline S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%		100.00%		100.00%
IOL Holding S.A.	Financial Company	100.00%		100.00%		100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%		100.00%		100.00%
Bolsillo Digital S.A.U.	Fintech	100.00%		100.00%		100.00%
Supervielle Agente de Negociación S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Dólar IOL S.A.U.	Financial Company	—%		100.00%		100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99.87%, as of 12/31/2024, 12/31/2023 and 12/31/2022 respectively.
(2)	On June 8, 2023, a definitive merger commitment between Banco Supervielle S.A. IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A.was signed.
(3)	For consolidation purposes, financial statements corresponding to the year ended December 31, 2024 were used, which cover the same period of time with respect to Grupo Supervielle's financial statements.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

Translation of foreign operations

The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into Grupo Supervielle's functional currency in accordance with the provisions of IAS 21 “Effects of changes in foreign currency exchange rates”, as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position.
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in the measuring unit current at the end of the reporting period (see Note 1.1.2).

All the differences resulting from the translation were recognized in the “Foreign currency translation adjustment” line of the Consolidated Statement of Other Comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated  translation  differences must be recognized in the Consolidated Income Statement  as part of the gain or loss from the sale or disposal.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2024 and 2023, the balances in U.S. dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than U.S. dollars, they have been converted to this currency using the exchange rates derived from repo transactions reported by the Argentine Central Bank.

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

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2024	12/31/2023	12/31/2022
Cash and due from banks	652,975,869	498,892,707	328,212,563
Debt securities at fair value through profit or loss	109,363,773	44,855,080	38,046,688
Money Market Funds	398,413	6,577,682	2,650,550
Cash and cash equivalents	762,738,055	550,325,469	368,909,801

Reconciliation between balances as appearing on the Statement of Financial Position and the items in the Statement of Cash Flow:

Items	12/31/2024	12/31/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	652,975,869	498,892,707	328,212,563
As per the Statement of Cash Flow	652,975,869	498,892,707	328,212,563
Debt securities at fair value through profit or loss
As per Statement of Financial Position	263,332,202	101,076,778	151,797,787
Securities not considered a cash equivalents	(153,968,429)	(56,221,698)	(113,751,099)
As per the Statement of Cash Flow	109,363,773	44,855,080	38,046,688
Money Market Funds
As per Statement of Financial Position – Other financial assets	28,633,163	101,259,616	54,977,021
Other financial assets not considered a cash equivalents	(28,234,750)	(94,681,934)	(52,326,471)
As per the Statement of Cash Flow	398,413	6,577,682	2,650,550

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Reconciliation of liabilities from financing activities at December 31, 2024, 2023 and 2022 is as follows:

		Cash Flows		Other non-cash
Items	12/31/2023	Inflows	Outflows	movements	12/31/2024
Unsubordinated debt securities	—	52,092,812	(2,342,101)	1,407,155	51,157,866
Financing received from the Argentine Central Bank and other financial institutions	5,862,129	300,536,024	(267,100,285)	—	39,297,868
Lease Liabilities	6,222,607	—	(8,893,219)	8,803,909	6,133,297
Total	12,084,736	352,628,836	(278,335,605)	10,211,064	96,589,031

		Cash Flows		Other non-cash
Items	12/31/2022	Inflows	Outflows	movements	12/31/2023
Unsubordinated debt securities	3,807,098	75,242	(3,882,340)	—	—
Financing received from the Argentine Central Bank and other financial institutions	37,498,535	300,081,404	(331,717,810)	—	5,862,129
Lease Liabilities	10,636,252	—	(10,897,240)	6,483,595	6,222,607
Total	51,941,885	300,156,646	(346,497,390)	6,483,595	12,084,736

		Cash Flows		Other non-cash
Items	12/31/2021	Inflows	Outflows	movements	12/31/2022
Unsubordinated debt securities	13,992,092	—	(10,184,994)	—	3,807,098
Financing received from the Argentine Central Bank and other financial institutions	82,593,408	1,138,802,074	(1,183,896,947)	—	37,498,535
Lease Liabilities	17,942,087	—	(17,262,197)	9,956,362	10,636,252
Total	114,527,587	1,138,802,074	(1,211,344,138)	9,956,362	51,941,885

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2024, presented in comparative format

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

1.10.   Repo Transactions

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans since the risk has not been transferred to the counterparty. Loans granted in the form of reverse repo agreements are accounted for under “Reverse repo transactions”, classified by counterparty and also by the type of assets received as collateral. At the end of each month, accrued interest income is charged under “Reverse repo transactions” with its corresponding offsetting entry in “Interest Income”. The assets received and sold by Grupo Supervielle are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.

Repo Transactions

Loans granted in the form of repo transactions are accounted for under “Repo Transactions”, classified by counterparty and also by the type of asset pledged as collateral. In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

IFRS 9 outlines a “three stages” model for impairment based on changes in credit quality since initial recognition:

●	If, at the reporting date, the credit risk of a financial instrument has not increased significantly since its initial recognition, Grupo Supervielle will classify such instrument in “Stage 1”.
●	If a significant increase in credit risk (“SICR”) since initial recognition is identified, the financial instrument is moved to “Stage 2”, but such instrument is not yet deemed to be credit-impaired.
●	If the financial instrument is credit-impaired, it is moved to “Stage 3”.
●	Financial instruments in “Stage 1”, have their ECL measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Instruments in “Stage 2” or “Stage 3” have their, ECL measured based on expected credit losses on a lifetime basis. Note 1.11.2 includes a description of how Grupo Supervielle defines when a significant increase in credit risk has occurred.
●	A pervasive concept in the measuring ECL in accordance with IFRS 9 is that it should consider forward-looking information.
●	Purchased or originated credit-impaired financial assets are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis (“Stage 3”).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The different industries that are part of the Grupo Supervielle's portfolio are classified into four types of risk. They are:

●	Low risk
●	Medium risk
●	High risk
●	Very high risk

The risk rating matrix by industry is presented below, as of December 31, 2024 no high or very high risk industries have been identified:

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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
Credit card loans (1)
Automobile and other secured loans
Overdrafts
Mortgage loans
Refinancing
Other financings

Group	Parameter	Grouping
Corporate Banking	Probability of Default (PD) (2)	MEGRAs
Small and medium size companie
Financial sector
	Loss Given Default (LGD)	Secured loans
Unsecured loans

(1)	For credit cards and personal loans, Grupo Supervielle includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business Banking, former senior citizens and former payroll.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

1.11.5Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows:

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

As of December 31, 2024, presented in comparative format

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

Forecasts of these economic variables (“base economic scenario”) are provided by the Research team of Grupo Supervielle and provide the best estimate view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these variables have had historically on default rates and LGD components.

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

As of December 31, 2024, as for its portfolios, Grupo Supervielle concluded that three scenarios have properly captured non-linearities. Scenario analysis are defined by means of a combination of statistic and expert judgement analysis, taking into account the range of potential results of which each scenario is representative. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. Grupo Supervielle considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of Grupo Supervielle to establish that chosen scenarios are representative of the range of possible scenarios.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The most significant assumptions used to calculate ECL as of December 31, 2024 are as follows:

Parameter	Industry / Segment	Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
	Personal and Business Banking	Inflation Rate	35.6%	23.1%	46.0%
Probability of Default		Private Sector Real Wage	14.2%	12.5%	12.3%
	Corporate Banking	Private Sector Real Wage	14.2%	12.5%	12.3%
		Monthly Economic Activity Estimator	152	152	149
	Personal and Business Banking	Private Sector Real Wage	14.2%	12.5%	12.3%
Loss Given Default		Private sector deposits	75.3%	64.1%	77.2%
		Badlar Rate	30.9%	23.2%	40.0%
	Corporate Banking	Private Sector Real Loans	36%	23.1%	46.0%
		Badlar Rate	152	152	149

The following are weightings assigned to each scenario as of December 31, 2024:

Scenario 1	60%
Scenario 2	25%
Scenario 3	15%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2024 that would result from reasonably potential changes in the following parameters:

December 31, 2024
Reported ECL Allowance	49,373,034
Gross carrying amount	2,219,451,198
Reported Loss rate	2.22%
Irregular Portfolio Coverage	156.41%
ECL amount by scenarios
Favorable scenario (Allowances for loan losses)	48,371,227
Unfavorable scenario (Allowances for loan losses)	50,073,601

Loss Rate by scenarios
Favorable scenario	2.18%
Unfavorable scenario	2.26%

Coverage Ratio by Scenario
Favorable scenario	153.24%
Unfavorable scenario	158.63%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

Movements in investment properties for the year ended December 31, 2024 and 2023 were as follows:

	12/31/2024	12/31/2023
Income derived from rents (rents charged)	263,394	194,001
Direct operating expenses of properties that generated income derived from rents	(71,950)	(34,148)
Fair value remeasurement	(10,188,877)	(15,270,191)
Total	(9,997,433)	(15,110,338)

The net result generated by the investment property as of December 31, 2024 and 2023 amounts to a loss of $9,997,433 and an loss of $15,110,338 respectively, and is recognized under “Other operating income”, “Administrative expenses” and “Other operating expenses”. in the Consolidated Income Statement.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

1.16.   Impairment of non-financial assets

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

or group of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

1.17.   Trust Assets

Assets held by Grupo Supervielle in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.18.   Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where Grupo Supervielle has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.19.   Financing received from the Argentine Central Bank and other Financial Institutions

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

1.20.   Provisions / Contingencies

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

1.21.   Other non-financial liabilities

Non-financial liabilities are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.22.   Employee benefits

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

1.23.   Debt Securities

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

1.24.   Assets and liabilities derived from insurance contracts

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Remaining coverage liability – Simplified model

Under the simplified model, the remaining coverage liability is formed by the premiums received (collected), less the insurance acquisition cash flows paid, plus or minus the allocation to results of the expected premiums or acquisition flows, respectively. The profit or loss recognition is made linearly throughout the coverage period of the contract, in the event that the accrual of the income is also linear. By default, the Group has chosen to defer acquisition expenses, although the option of recognizing such expenses when they are incurred is also available

The Group does not adjust the remaining coverage liability for issued insurance contracts for the effect of the time value of money, because the insurance premiums mature within the coverage period of the contracts, which is one year or less.

Liability for incurred claims – Simplified model

The groups of contracts valued under the simplified model have a liability for incurred claims calculated in a similar way to that of the General Model. Under this method, future cash flows are adjusted for the time value of money. Likewise, the risk adjustment for non-financial risk is applied to the present value of the estimated future cash flows and reflects the compensation that the Group requires for enduring uncertainty about the amount and timing of the cash flows for non-financial risk as the Group complies with insurance contracts.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

1.25.   Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2024 as described in Note 1.1.2, except from the item “Capital Stock”, which has been held at nominal value.

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

1.26.   Reserves and Dividend distribution

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

Given the repurchase of treasury shares carried out by Grupo Supervielle, described in Note 32, due to local regulations Grupo Supervielle has a restriction on the distribution of results and/or reversal of free reserves of $ 21,167,430 (figure expressed in thousands of Argentine Pesos) equivalent to the cost of acquisition of own shares.

The distribution of dividends to Grupo Supervielle’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by Grupo Supervielle’s Shareholders.

1.27.   Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective interest rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. Grupo Supervielle records all its non-derivative financial

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

liabilities at amortized cost, except those included in the caption “Liabilities at fair value through profit or loss”, which are measured at fair value.

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

Income from investment property rentals is recognized in the Consolidated Statement of Other Comprehensive Income based on the straight-line method over the term of the lease, in accordance with the provisions of Note 1.12.

1.28.   Income tax

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

As of December 31, 2024, presented in comparative format

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

1.29.   Earnings per share

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

b-    Allowances for loan losses

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration Grupo Supervielle’s economic outlook as derived through forecast macroeconomic variables, which include inflation rate, monthly economic activity estimator, private sector deposits , badlar rate, private sector real loans and private sector real wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

Note 1.2 provides more detail of how the expected credit loss allowance is calculated.

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

Grupo Supervielle  has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. Grupo Supervielle has requested valuations by external independent valuers  for its land and buildings category as of December 31, 2024, recording and impairment on some of them (see Note 12.1). For the rest of the categories of property, plant and equipment as well as for  intangibles other than goodwill, no indicators have been identified and no impairment has been recognised for any of the periods presented in the Consolidated Financial Statements.

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

3.    SEGMENT REPORTING

Grupo Supervielle determines operating segments based on performance reports which are updated upon changes and reviewed by the Board and key personnel of Senior Management.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000
-	“Small and medium size companies”, companies that record annual sales of over 1,500,000 up to 10,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 10,000,000 up to 14,000,000
-	Big companies. Big companies that record annual sales of over 14,000,000

Grupo Supervielle analyses the bussiness taking into account the different type of services and products offered:

a-	Personal and Business Banking – Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses and SMEs.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, manages trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.
d-	Consumer Finance – As of December 31, 2022, IUDÚ and Tarjeta were in the process of merging into the Bank. The Merger date was set effective January 1, 2023, inclusive, date from which Banco Supervielle S.A. in its capacity as absorbing and continuing company, assumed the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to those companies. On June 8, 2023, the final merger commitment was signed. The forementioned decision was approved by the Central Bank of the Argentine Republic on December 1, 2023 under Resolution No. 478 and by the National Securities Commission on December 13, 2023 under Resolution N°RESFC-2023-22557-APN-DIR#CNV.
e-	Insurance – Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Asset Management and Other Services – Grupo Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2024, 2023 and 2022:

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2024
Cash and due from banks	149,266,765	4,590,167	488,900,979	—	7,115	10,940,459	(729,616)	652,975,869
Debt securities at fair value through profit or loss	—	8,955,937	151,313,828	—	9,754,773	93,307,664	—	263,332,202
Loans and other financing	1,278,644,675	800,103,188	88,930,621	—	84,399	2,475,381	(160,100)	2,170,078,164
Other debt securities	3,907,094	—	784,515,860	—	7,782,514	11,127,488	5,562,787	812,895,743
Other Assets	101,905,036	16,257,194	426,780,790	—	11,304,505	87,252,536	(36,939,155)	606,560,906
Total Assets	1,533,723,570	829,906,486	1,940,442,078	—	28,933,306	205,103,528	(32,266,084)	4,505,842,884

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2024
Deposits	1,403,646,717	699,198,392	1,070,885,204	—	—	—	(269,070)	3,173,461,243
Financing received from the Argentine Central Bank and others	94,764	1,391	38,704,978	—	—	—	496,735	39,297,868
Unsubordinated Debt Securities	271,465	68,025	50,818,376	—	—	—	—	51,157,866
Other liabilities	157,100,734	34,878,233	89,872,470	—	8,858,463	80,094,026	72,322,967	443,126,893
Total Liabilities	1,561,113,680	734,146,041	1,250,281,028	—	8,858,463	80,094,026	72,550,632	3,707,043,870

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2024
Interests income	475,918,264	260,630,055	914,565,312	—	647,336	4,821,458	4,710,422	1,661,292,847
Interest Expense	(198,649,987)	(67,576,917)	(621,303,506)	—	(534,062)	(108,084)	158,945	(888,013,611)
Distribution of results by the Treasury	36,380,668	(107,527,514)	71,146,846	—	—	—	—	—
Net interest income	313,648,945	85,525,624	364,408,652	—	113,274	4,713,374	4,869,367	773,279,236
Net income from financial instruments at fair value through profit or loss	551,426	1,633,044	109,713,066	—	12,503,885	15,997,132	665,744	141,064,297
Result from derecognition of assets measured at amortized cost	35,719	—	80,169,940	—	—	—	1,857,943	82,063,602
Exchange rate differences on gold and foreign currency	2,946,257	1,167,268	3,770,985	—	(6,925)	1,032,061	362,471	9,272,117
NIFFI And Exchange Rate Differences	3,533,402	2,800,312	193,653,991	—	12,496,960	17,029,193	2,886,158	232,400,016
Net Financial Income	317,182,347	88,325,936	558,062,643	—	12,610,234	21,742,567	7,755,525	1,005,679,252
Services Fee Income	113,570,497	15,424,966	862,465	—	—	69,471,072	(3,625,316)	195,703,684
Services Fee Expenses	(36,709,553)	(2,055,373)	(949,426)	—	—	(2,868,005)	1,874	(42,580,483)
Income from insurance activities	—	—	—	—	21,323,932	—	3,670,806	24,994,738
Net Service Fee Income	76,860,944	13,369,593	(86,961)	—	21,323,932	66,603,067	47,364	178,117,939
Subtotal	394,043,291	101,695,529	557,975,682	—	33,934,166	88,345,634	7,802,889	1,183,797,191
Result from exposure to changes in the purchasing power of money	(47,211,867)	(11,888,873)	(194,051,341)	—	(18,430,185)	(24,167,604)	(10,141,512)	(305,891,382)
Other operating income	17,179,439	10,474,816	6,471,823	—	69,991	7,146,401	(2,149,196)	39,193,274
Loan loss provisions	(50,096,301)	(2,320,715)	(6,758,112)	—	(85,275)	(206,147)	(46,667)	(59,513,217)
Net operating income	313,914,562	97,960,757	363,638,052	—	15,488,697	71,118,284	(4,534,486)	857,585,866
Personnel expenses	(217,417,158)	(38,426,170)	(17,390,749)	—	(3,677,501)	(15,725,378)	(687,997)	(293,324,953)
Administrative expenses	(138,372,495)	(15,171,850)	(8,074,490)	—	(627,383)	(13,559,530)	1,478,630	(174,327,118)
Depreciations and impairment of non-financial assets	(40,650,667)	(7,124,992)	(2,738,477)	—	(555,796)	(344,047)	(1,170,143)	(52,584,122)
Other operating expenses	(77,153,144)	(26,002,801)	(85,467,268)	—	(182,874)	(4,718,509)	(957,882)	(194,482,478)
Operating income	(159,678,902)	11,234,944	249,967,068	—	10,445,143	36,770,820	(5,871,878)	142,867,195
Income from associates and joint ventures	—	—	—	—	—	18,514,365	(18,514,365)	—
Result before taxes	(159,678,902)	11,234,944	249,967,068	—	10,445,143	55,285,185	(24,386,243)	142,867,195
Income tax	57,930,833	(1,327,252)	(78,879,563)	—	(3,896,042)	(11,764,610)	(361,266)	(38,297,900)
Net income / (loss)	(101,748,069)	9,907,692	171,087,505	—	6,549,101	43,520,575	(24,747,509)	104,569,295
Net income / (loss) for the year attributable to owners of the parent company	(101,748,069)	9,907,692	171,087,505	—	6,549,101	43,520,575	(24,823,427)	104,493,377
Net income for the year attributable to non-controlling interest	—	—	—	—	—	—	75,918	75,918
Other comprehensive (loss)/income	(660,403)	(190,157)	(14,190,413)	—	—	1,001,625	1,749,303	(12,290,045)
Other comprehensive (loss)/income attributable to owners of the parent company	(660,403)	(190,157)	(14,190,413)	—	—	1,001,625	1,764,719	(12,274,629)
Other comprehensive loss attributable to non-controlling interest	—	—	—	—	—	—	(15,416)	(15,416)
Comprehensive (loss)/income for the year	(102,408,472)	9,717,535	156,897,092	—	6,549,101	44,522,200	(22,998,206)	92,279,250
Comprehensive (loss)/income attributable to owners of the parent company	(102,408,472)	9,717,535	156,897,092	—	6,549,101	44,522,200	(23,058,708)	92,218,748
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	60,502	60,502

	Personal and					Asset
	Business	Corporate	Bank	Consumer		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2023
Cash and due from banks	241,205,588	6,593,347	239,697,756	—	9,261	8,220,443	3,166,312	498,892,707
Debt securities at fair value through profit or loss	1,020,987	1,838,491	64,164,562	—	11,614,767	13,365,436	9,072,535	101,076,778
Loans and other financing	564,805,642	428,224,097	56,610,157	—	35,319	1,327,363	(390,886)	1,050,611,692
Other debt securities	1,733,165	—	528,339,400	—	1,645,814	35	15,261,443	546,979,857
Other Assets	146,385,878	53,544,577	1,998,746,131	—	17,884,935	75,324,628	(7,854,307)	2,284,031,842
Total Assets	955,151,260	490,200,512	2,887,558,006	—	31,190,096	98,237,905	19,255,097	4,481,592,876

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset
	Businesses	Corporate	Bank	Consumer		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2023
Deposits	1,263,272,390	468,572,816	1,641,636,172	—	—	—	(479,456)	3,373,001,922
Financing received from the Argentine Central Bank and others	101,354	—	5,760,776	—	—	331,674	(331,675)	5,862,129
Unsubordinated Debt Securities	—	—	—	—	—	—	—	—
Other liabilities	129,607,114	38,578,246	62,860,348	—	8,586,999	17,523,313	101,581,717	358,737,737
Total Liabilities	1,392,980,858	507,151,062	1,710,257,296	—	8,586,999	17,854,987	100,770,586	3,737,601,788

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2023
Interests income	554,384,720	352,006,794	1,593,210,953	—	404,376	7,544,480	13,492,215	2,521,043,538
Interest Expense	(637,379,894)	(216,811,576)	(941,850,776)	—	—	(1,047,811)	(535,811)	(1,797,625,868)
Distribution of results by the Treasury	443,696,871	19,951,048	(463,647,919)	—	—	—	—	—
Net interest income	360,701,697	155,146,266	187,712,258	—	404,376	6,496,669	12,956,404	723,417,670
Net income from financial instruments at fair value through profit or loss	2,944,619	(29,370)	253,450,021	—	24,057,413	12,631,818	7,635,794	300,690,295
Result from derecognition of assets measured at amortized cost	317,600	—	34,194,362	—	—	—	2,196,670	36,708,632
Exchange rate differences on gold and foreign currency	(12,671,406)	(16,266,412)	27,165,727	—	2,287	7,879,526	6,522,546	12,632,268
NIFFI And Exchange Rate Differences	(9,409,187)	(16,295,782)	314,810,110	—	24,059,700	20,511,344	16,355,010	350,031,195
Net Financial Income	351,292,510	138,850,484	502,522,368	—	24,464,076	27,008,013	29,311,414	1,073,448,865
Services Fee Income	131,411,425	16,244,611	1,241,632	—	—	57,592,269	(3,697,010)	202,792,927
Services Fee Expenses	(46,423,268)	(2,925,121)	(1,240,691)	—	—	(2,057,622)	—	(52,646,702)
Income from insurance activities	—	—	—	—	28,624,683	—	2,801,468	31,426,151
Net Service Fee Income	84,988,157	13,319,490	941	—	28,624,683	55,534,647	(895,542)	181,572,376
Subtotal	436,280,667	152,169,974	502,523,309	—	53,088,759	82,542,660	28,415,872	1,255,021,241
Result from exposure to changes in the purchasing power of money	57,035,038	(14,664,052)	(208,329,497)	—	(25,369,977)	(17,511,514)	(28,355,787)	(237,195,789)
Other operating income	25,278,675	12,637,170	9,525,678	—	95,988	6,701,001	(2,653,037)	51,585,475
Loan loss provisions	(57,249,568)	(11,271,914)	(4,546,476)	—	—	—	(187,881)	(73,255,839)
Net operating income	461,344,812	138,871,178	299,173,014	—	27,814,770	71,732,147	(2,780,833)	996,155,088
Personnel expenses	(255,763,091)	(45,327,162)	(22,080,028)	—	(8,169,692)	(17,596,087)	(346,895)	(349,282,955)
Administrative expenses	(150,587,359)	(10,391,946)	(8,378,482)	—	(6,841,469)	(11,332,108)	3,654,601	(183,876,763)
Depreciations and impairment of non-financial assets	(56,955,212)	(7,692,997)	(2,781,397)	—	(595,993)	(632,486)	(876,613)	(69,534,698)
Other operating expenses	(95,297,780)	(40,221,896)	(61,917,231)	—	(6,189)	(5,050,938)	(2,834,665)	(205,328,699)
Operating income	(97,258,630)	35,237,177	204,015,876	—	12,201,427	37,120,528	(3,184,405)	188,131,973
Income from associates and joint ventures	—	—	—	—	—	105,996	(105,996)	—
Result before taxes	(97,258,630)	35,237,177	204,015,876	—	12,201,427	37,226,524	(3,290,401)	188,131,973
Income tax	30,481,469	(12,798,541)	(72,826,940)	—	(4,357,646)	(14,196,802)	(1,941,594)	(75,640,054)
Net income/(loss)	(66,777,161)	22,438,636	131,188,936	—	7,843,781	23,029,722	(5,231,995)	112,491,919
Net income/(loss) for the year attributable to owners of the parent company	(66,777,161)	22,438,636	131,188,936	—	7,843,781	23,029,722	(5,323,395)	112,400,519
Net income for the year attributable to non-controlling interest	—	—	—	—	—	—	91,400	91,400
Other comprehensive income/(loss)	(392,682)	(196,279)	8,691,881	—	(1,415,775)	964,381	(447,693)	7,203,833
Other comprehensive income/(loss) attributable to owners of the parent company	(392,682)	(196,279)	8,691,881	—	(1,415,775)	964,381	(455,925)	7,195,601
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	8,232	8,232
Comprehensive income/(loss) for the year	(67,169,843)	22,242,357	139,880,817	—	6,428,006	23,994,103	(5,679,688)	119,695,752
Comprehensive income/(loss) attributable to owners of the parent company	(67,169,843)	22,242,357	139,880,817	—	6,428,006	23,994,103	(5,779,320)	119,596,120
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	99,632	99,632

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

	Personal and					Asset		For the year
	Business	Corporate	Bank	Consumer		Management and		ended
Result by segments	Banking	Banking	Treasury	Finance	Insurance	Other Services	Adjustments	12.31.2022
Interests income	466,831,643	243,588,186	949,951,772	76,934,446	31,593	316,783	(29,615,945)	1,708,038,478
Interest Expense	(343,771,004)	(72,049,071)	(683,163,945)	(54,685,066)	—	(154,913)	31,471,583	(1,122,352,416)
Distribution of results by the Treasury	111,864,940	(74,436,701)	(37,428,239)	—	—	—	—	—
Net interest income	234,925,579	97,102,414	229,359,588	22,249,380	31,593	161,870	1,855,638	585,686,062
Net income from financial instruments at fair value through profit or loss	2,909	—	100,049,524	7,193,867	9,702,064	8,759,437	(1,970,854)	123,736,947
Result from derecognition of assets measured at amortized cost	—	—	3,376,314	—	—	—	(41,007)	3,335,307
Exchange rate differences on gold and foreign currency	4,287,167	995,689	10,046,222	(225,636)	135	614,455	2,882,867	18,600,899
NIFFI And Exchange Rate Differences	4,290,076	995,689	113,472,060	6,968,231	9,702,199	9,373,892	871,006	145,673,153
Net Financial Income	239,215,655	98,098,103	342,831,648	29,217,611	9,733,792	9,535,762	2,726,644	731,359,215
Services Fee Income	135,835,585	15,012,100	1,184,604	20,004,586	—	38,495,139	(4,792,909)	205,739,105
Services Fee Expenses	(46,765,514)	(4,069,196)	(2,344,746)	(16,462,902)	—	(4,341,059)	1,266,210	(72,717,207)
Income from insurance activities	—	—	—	—	27,361,654	—	3,352,063	30,713,717
Net Service Fee Income	89,070,071	10,942,904	(1,160,142)	3,541,684	27,361,654	34,154,080	(174,636)	163,735,615
Subtotal	328,285,726	109,041,007	341,671,506	32,759,295	37,095,446	43,689,842	2,552,008	895,094,830
Result from exposure to changes in the purchasing power of money	82,471,907	(40,608,296)	(131,690,385)	8,431,453	(13,100,647)	(8,405,981)	(17,460,230)	(120,362,179)
Other operating income	27,192,316	23,950,286	1,831,880	11,663,792	163,321	2,298,347	4,045,774	71,145,716
Loan loss provisions	(66,469,971)	(3,359,971)	(2,831,970)	(23,279,183)	(81,296)	(9,588)	(66,298)	(96,098,277)
Net operating income	371,479,978	89,023,026	208,981,031	29,575,357	24,076,824	37,572,620	(10,928,746)	749,780,090
Personnel expenses	(251,099,047)	(37,174,644)	(19,302,984)	(26,057,713)	(7,839,885)	(23,664,813)	(323,828)	(365,462,914)
Administrative expenses	(140,918,297)	(11,993,297)	(9,273,150)	(20,998,476)	(5,503,181)	(8,421,227)	3,413,832	(193,693,796)
Depreciations and impairment of non-financial assets	(46,285,328)	(6,979,612)	(3,065,864)	(13,271,014)	(735,767)	(670,477)	2,526,185	(68,481,877)
Other operating expenses	(75,689,184)	(22,654,654)	(57,422,091)	(21,569,818)	(3,147)	(3,304,012)	62,374	(180,580,532)
Operating income	(142,511,878)	10,220,819	119,916,942	(52,321,664)	9,994,844	1,512,091	(5,250,183)	(58,439,029)
Income from associates and joint ventures	—	—	—	(347,679)	—	275,295	72,384	—
Result before taxes	(142,511,878)	10,220,819	119,916,942	(52,669,343)	9,994,844	1,787,386	(5,177,799)	(58,439,029)
Income tax	50,545,829	(669,649)	(42,601,902)	22,256,344	(4,164,222)	(2,135,192)	1,080,093	24,311,301
Net (loss) / income	(91,966,049)	9,551,170	77,315,040	(30,412,999)	5,830,622	(347,806)	(4,097,706)	(34,127,728)
Net (loss) / income for the year attributable to owners of the parent company	(91,966,049)	9,551,170	77,315,040	(30,412,999)	5,830,622	(347,806)	(4,060,680)	(34,090,702)
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	—	(37,026)	(37,026)
Other comprehensive (loss)/income	(929,720)	(327,795)	(6,876,135)	—	109,749	414,014	(264,443)	(7,874,330)
Other comprehensive (loss) / income attributable to owners of the parent company	(929,720)	(327,795)	(6,876,135)	—	109,749	414,014	(256,112)	(7,865,999)
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(8,331)	(8,331)
Comprehensive (loss)/income for the year	(92,895,769)	9,223,375	70,438,905	(30,412,999)	5,940,371	66,208	(4,362,149)	(42,002,058)
Comprehensive (loss) / income attributable to owners of the parent company	(92,895,769)	9,223,375	70,438,905	(30,412,999)	5,940,371	66,208	(4,316,792)	(41,956,701)
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	—	(45,357)	(45,357)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

The positive or negative inflation adjustment, as the case may be, that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1, 2019, a sixth (1/6) should be allocated in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. For the years beginning on or after January 1, 2021, the allocation of the inflation adjustment will be made in its entirety (100%), without any deferral. In this sense, in the current fiscal period the Group has computed the entire inflation adjustment calculated for this year.

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

The new Tax rates are:

●	Up to $34,703,523 of the accumulated taxable net profit: they will pay a tax of 25%;
●	More than $34,703,523 and up to $347,035,231 of accumulated taxable net profit: they will pay a fixed amount of $8,675,881 plus a tax at a 30% rate on the excess of $34,703,523.
●	More than $347,035,231 of accumulated taxable net profit: they will pay a fixed amount of $102,375,393 plus a tax at a 35% rate on the excess of $347,035,231.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The following is a reconciliation between the income tax charged to income as of December 31, 2024, 2023 and 2022 and that which would result from applying the current tax rate on the accounting profit

	12/31/2024	12/31/2023	12/31/2022
Income before taxes	142,867,195	188,131,973	(58,439,029)
Tax rate	30%	35%	34%
Income for the year at tax rate	42,149,858	65,593,623	(20,117,755)
Permanent differences at tax rate:
Contribution SGR (Mutual Guarantee Societies)	(2,945,705)	(91,461)	(1,274,827)
Tax inflation adjustment	3,593,422	6,354,837	(14,832,821)
Income tax return	(14,956,338)	(1,009,861)	236,411
Effect of tax rate change on deferred tax	10,230,418	1,262,387	11,611,183
Non-deductible results	226,245	3,530,529	66,508
Income tax	38,297,900	75,640,054	(24,311,301)

4.1Deferred tax

The net position of the deferred tax is as follows:

	12/31/2024	12/31/2023
Deferred tax assets	15,112,717	28,222,382
Deferred tax liability	(3,167,675)	(3,516,680)
Net assets by deferred tax	11,945,042	24,705,702

Deferred taxes to be recovered in more than 12 months	14,775,757	23,423,170
Deferred taxes to be recovered in 12 months	336,960	4,799,212
Subtotal – Deferred tax assets	15,112,717	28,222,382
Deferred taxes to be paid in more than 12 months	(9,740,641)	(4,885,588)
Deferred taxes to be paid in 12 months	6,572,966	1,368,908
Subtotal – Deferred tax liabilities	(3,167,675)	(3,516,680)
Total Net Assets by deferred Tax	11,945,042	24,705,702

According to the analysis carried out by Grupo Supervielle, it is considered that the assets detailed above meet the requirements to consider them recoverable.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at	(Charge)/Credit	Balance at
	12/31/2023	to Income/OCI	12/31/2024
Intangible assets	(18,814,021)	16,898,603	(1,915,418)
Loan Loss Reserves	11,920,892	7,778,534	19,699,426
Property, plant and equipment	(9,241,529)	2,671,533	(6,569,996)
Foreign Currency	(688,841)	690,204	1,363
Tax Loss Carry Forward	4,856,154	(2,344,690)	2,511,464
Inflation adjustment credit	11,279,613	(11,219,368)	60,245
Provisions	10,237,495	5,845,806	16,083,301
Others	15,155,939	(33,081,282)	(17,925,343)
Total	24,705,702	(12,760,660)	11,945,042

	Balance at	(Charge)/Credit	Balance at
	12/31/2022	to Income	12/31/2023
Intangible assets	(18,807,532)	(6,489)	(18,814,021)
Loan Loss Reserves	13,230,273	(1,309,381)	11,920,892
Property, plant and equipment	(17,599,968)	8,358,439	(9,241,529)
Foreign Currency	(688,841)	—	(688,841)
Tax Loss Carry Forward	82,059,095	(77,202,941)	4,856,154
Inflation adjustment credit	19,115,833	(7,836,220)	11,279,613
Provisions	3,628,330	6,609,165	10,237,495
Others	576,590	14,579,349	15,155,939
Total	81,513,780	(56,808,078)	24,705,702

The breakdown of the Tax Loss Carry Forward by expiration date is as follows:

	12/31/2024
Year of generation	Amount	Expiration Date	Deferred Tax Assets
2020	71,194	2025	21,358
2021	482,816	2026	144,845
2022	6,745,381	2027	2,023,614
2023	71,716	2028	21,515
2024	1,000,441	2029	300,132
Total	8,371,547		2,511,464

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

5.    FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31, 2024 and 2023:

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2024	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	652,975,869	—	652,975,869
- Debt securities at fair value through profit or loss	263,332,202	—	—	263,332,202
- Derivatives	4,627,810	—	—	4,627,810
- Other financial assets	17,159,775	11,473,388	—	28,633,163
- Loans and other financing	—	2,170,078,164	—	2,170,078,164
- Other debt securities	208,149,259	604,746,484	—	812,895,743
- Financial assets pledged as collateral	175,350,106	1,860	—	175,351,966
- Investments in Equity Instruments	52,358	—	658,372	710,730
Total Assets	668,671,510	3,439,275,765	658,372	4,108,605,647
Liabilities
- Deposits	—	3,173,461,243	—	3,173,461,243
- Derivates	1,734,047	—	—	1,734,047
- Repo transactions	—	33,962,592	—	33,962,592
- Other financial liabilities	158,738,464	7,446,692	—	166,185,156
- Financing received from the Argentine Central Bank and other financial institutions	—	39,297,868	—	39,297,868
- Unsubordinated Negotiable obligations	—	51,157,866	—	51,157,866
Total Liabilities	160,472,511	3,305,326,261	—	3,465,798,772

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2023	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	498,892,707	—	498,892,707
- Debt securities at fair value through profit or loss	101,076,778	—	—	101,076,778
- Derivatives	8,264,332	—	—	8,264,332
- Reverse Repo transactions	—	1,645,657,441	—	1,645,657,441
- Other financial assets	45,870,366	55,389,250	—	101,259,616
- Loans and other financing	—	1,050,611,692	—	1,050,611,692
- Other debt securities	61,561,845	485,418,013	—	546,979,858
- Financial assets pledged as collateral	100,986,155	18,290	—	101,004,445
- Investments in Equity Instruments	106,909	—	690,073	796,982
Total Assets	317,866,385	3,735,987,393	690,073	4,054,543,851
Liabilities
- Deposits	—	3,373,001,922	—	3,373,001,922
- Liabilities at fair value through profit or loss	1,323,792	—	—	1,323,792
- Repo transactions	—	2,047,701	—	2,047,701
- Other financial liabilities	157,643,404	755,524	—	158,398,928
- Financing received from the Argentine Central Bank and other financial institutions	—	5,862,129	—	5,862,129
- Unsubordinated debt securities	—	—	—	—
Total Liabilities	158,967,196	3,381,667,276	—	3,540,634,472

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly affected by the assumptions used Grupo Supervielle classifies fair values of financial instruments in a three level hierarchy according to the reliability of the inputs used to determine them.Fair Value Level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quoted price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

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

Fair Value Level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

Grupo Supervielle’s financial instruments measured at fair value as of December 31, 2024 and 2023 are detailed below:

Financial Instruments as of 12/31/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
- Debt securities at fair value through profit or loss	256,350,036	6,982,166	—	263,332,202
- Derivatives	—	4,627,810	—	4,627,810
- Other financial assets	17,159,775	—	—	17,159,775
- Other debt securities	110,662,651	97,486,608	—	208,149,259
- Financial assets pledged as collateral	175,350,106	—	—	175,350,106
- Investments in Equity Instruments	52,358	—	658,372	710,730
Total Assets	559,574,926	109,096,584	658,372	669,329,882
Liabilities
- Derivatives	—	1,734,047	—	1,734,047
- Other financial liabilities	158,738,464	—	—	158,738,464
Total Liabilities	158,738,464	1,734,047	—	160,472,511

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Financial Instruments as of 12/31/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
- Debt securities at fair value through profit or loss	97,656,756	3,420,022	—	101,076,778
- Derivatives	—	8,264,332	—	8,264,332
- Other financial assets	45,870,366	—	—	45,870,366
- Other debt securities	38,829,594	22,732,251	—	61,561,845
- Financial assets pledged as collateral	100,986,155	—	—	100,986,155
- Investments in Equity Instruments	106,909	—	690,073	796,982
Total Assets	283,449,780	34,416,605	690,073	318,556,458
Liabilities
- Liabilities at fair value through profit or loss	1,323,792	—	—	1,323,792
- Other financial liabilities	157,643,404	—	—	157,643,404
Total Liabilities	158,967,196	—	—	158,967,196

Below is shown the reconciliation of the financial instruments classiffied as Fair Value Level 3:

FV Level 3	12/31/2023	Transfers	Additions	Disposals	OCI	12/31/2024
Assets
- Investments in equity instruments	690,073	—	392,505	(187,042)	(237,164)	658,372

Grupo Supervielle’s policy is to recognize transfers between fair value Levels only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values Level 2 and Level 3  include the following:

●	Market or quoted prices for similar instruments.
●	The estimated present value of instruments.

The valuation technique to determine fair value Level 2 includes estimating the through spot rate curve which calculate the yield upon market prices.

These valuation techniques are detailed below:

●	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the Central Bank and Treasury Bills without quotation at the end of this period.
●	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument's price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate. that are not quoted in an active market.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

●	Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, checking accounts and others.

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2024 and 2023, respectively:

Other Financial Instruments as of 12/31/2024	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	652,975,869	652,975,869	652,975,869	—	—
- Other financial assets	11,473,388	11,473,388	11,473,388	—	—
- Loans and other financing	2,170,078,164	2,381,345,450	—	—	2,381,345,450
- Other Debt Securities	604,746,484	603,946,338	602,616,265	1,330,073	—
- Financial assets Pledged as collateral	1,860	1,860	1,860	—	—
	3,439,275,765	3,649,742,905	1,267,067,382	1,330,073	2,381,345,450
Financial Liabilities
- Deposits	3,173,461,243	3,197,319,468	—	—	3,197,319,468
- Other financial liabilities	7,446,692	7,446,692	7,446,692	—	—
- Reverse Repo transactions	33,962,592	33,962,592	33,962,592	—	—
- Financing received from the Central Bank and other financial institutions	39,297,868	39,223,716	—	—	39,223,716
- Repo Transactions	—	—	—	—	—
- Unsubordinated Debt securities	51,157,866	51,157,866	51,157,866	—	—
	3,305,326,261	3,329,110,334	92,567,150	—	3,236,543,184

Other Financial Instruments as of 12/31/2023	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	498,892,707	498,892,708	498,892,708	—	—
- Other financial assets	55,389,250	55,389,250	55,389,250	—	—
- Loans and other financing	1,050,611,692	1,196,200,729	—	—	1,196,200,729
- Repo transactions	1,645,657,441	1,645,657,441	1,645,657,441	—	—
- Other Debt Securities	485,418,013	555,676,782	386,438,238	169,238,544	—
- Financial assets Pledged as collateral	18,290	18,290	18,290	—	—
	3,735,987,393	3,951,835,200	2,586,395,927	169,238,544	1,196,200,729
Financial Liabilities
- Deposits	3,373,001,922	3,478,726,949	—	—	3,478,726,949
- Other financial liabilities	755,524	755,524	755,524	—	—
- Financing received from the Central Bank and other financial institutions	5,862,129	6,071,646	—	—	6,071,646
- Repo Transactions	2,047,701	2,047,701	2,047,701	—	—
	3,381,667,276	3,487,601,820	2,803,225	—	3,484,798,595

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

6.3    Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value through profit or loss as of December 31, 2024 and 2023:

	12/31/2024	12/31/2023
Ternium Argentina S.A.	22,695	2,424
Holcim Arg	10,850	15,718
Aluar S.A.	3,139	68
Cedear SPDR Dow Jones Ind	2,479	3,926
Cedear SPDR S&P	2,312	3,327
Cedear Financial Select Sector	2,235	3,114
Cedear Ishares MSCI Brasil	631	1,744
Grupo Financiero Galicia SA	8,017	—
Pampa Energía S.A.	—	57,135
Edenor	—	12,628
Loma Negra S.A.	—	5,252
Others	—	1,573
Total	52,358	106,909

The following are the equity instruments measured at Fair Value through Other Comprehensive Income as of December 31, 2024 and 2023:

	FV at	Income / (Loss)			FV at
Detail	12/31/2023	through OCI	Disposals	Additions	12/31/2024
Mercado Abierto Electrónico S.A.	3,554	993	—	—	4,547
Play Digital S.A.	370,442	(495,208)	(152,727)	390,508	113,015
Seguro de Depósitos S.A	41,227	15,694	—	—	56,921
Compensador Electrónica S.A.	242,388	245,552	(34,315)	1,997	455,622
Provincanje S.A.	16,648	(9,003)	—	—	7,645
Cuyo Aval Sociedad de Garantía Recíproca	12,301	2,931	—	—	15,232
Argencontrol S.A.	1,265	1,273	—	—	2,538
IEBA S.A.	133	(72)	—	—	61
Other Reciprocal Guarantee Companies	2,115	676	—	—	2,791
Total	690,073	(237,164)	(187,042)	392,505	658,372

	FV at	Income / (Loss)			FV at
Detail	12/31/2022	through OCI	Disposals	Additions	12/31/2023
Mercado Abierto Electrónico S.A.	627,246	(623,692)	—	—	3,554
Play Digital S.A.	596,696	(616,859)	(163,843)	554,448	370,442
Seguro de Depósitos S.A	72,180	(30,953)	—	—	41,227
Compensador Electrónica S.A.	221,667	24,207	(3,486)	—	242,388
Provincanje S.A.	49,185	(284,341)	—	251,804	16,648
Cuyo Aval Sociedad de Garantía Recíproca	12,702	(401)	—	—	12,301
Argencontrol S.A.	2,197	(932)	—	—	1,265
IEBA S.A.	414	(281)	—	—	133
Other Reciprocal Guarantee Companies	1,830	285	—	—	2,115
Total	1,584,117	(1,532,967)	(167,329)	806,252	690,073

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

7.    FINANCE LEASES

7.1    The Group as lessee

(i)    The following table shows the carrying amounts recognized in the statement of financial position:

	12/31/2024	12/31/2023
Right-of-use asset
Land and buildings (Gross carrying amount)	20,021,179	20,879,928
Lease liability
Current	4,640,497	4,016,654
Non-current	1,492,800	2,205,953
Total	6,133,297	6,222,607

(ii)    The following table shows the amounts charged in the income statement:

Items	12/31/2024
Right-of-use assets – Depreciation	9,714,670
Interest expenses on lease liabilities (Other operating expenses)	1,920,878

(iii)    Lease activities:the Entity’s leasing activities and how they are accounted for under IFRS 16.

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

As of December 31, 2024, presented in comparative format

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

(iv)    Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by Grupo Supervielle and not by the respective lessor.

7.2    The Group as lessor

The following is a breakdown of the maturities of Grupo Supervielle’s financial and operating leases receivables and of the present values as of December 31, 2024 and 2023:

Financial Lease Receivables	12/31/2024	12/31/2023
Up to 1 year	18,524,242	29,933,148
More than a year up to two years	16,750,724	25,151,540
From two to three years	12,704,562	17,266,075
From three to five years	14,502,075	7,616,278
More than five years	3,456,666	5,115
Total	65,938,269	79,972,156
Unearned financial income	(4,067,113)	(36,437,332)
Net investment in the lease	61,871,156	43,534,824

Operating Lease Receivables	12/31/2024	12/31/2023
Up to 1 year	333,307	463,103
More than a year up to two years	291,182	287,489
From two to three years	118,836	74,018
Total	743,325	824,610

The balance of allowance for loan losses related to finance leases amounts to $609,122 and $945,327 as of December 31, 2024 and 2023 respectively

8.    REPO AND REVERSE REPO TRANSACTIONS

Grupo Supervielle carries out repo and reverse repo transactions in which it performs the spot purchase sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in “Repo Transactions” at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 “Financial Instruments”) are not met.

The residual values of assets transferred under repo and reverse repo transactions as of December 31, 2024 and 2023 are detailed below:

Repo Transactions:

Book Value
December 31, 2024	—
December 31, 2023	1,645,657,441

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Reverse Repo Transactions:

Book Value
December 31, 2024	33,962,592
December 31, 2023	2,047,701

9.    DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, Grupo Supervielle enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

●	Forwards and futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument.

Forwards contracts are OTC agreements and are principally dealt in by Grupo Supervielle in foreign exchange as forward agreements.

●	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.
●	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2024 and 2023, the following amounts were recorded for operations related to derivatives:

	12/31/2024	12/31/2023
Amounts receivable for spot and forward transactions pending settlement	4,496,177	6,248,965
Amounts payable for spot and forward transactions pending settlement	131,633	345,005
Put option taken with Central Bank	—	1,670,362
	4,627,810	8,264,332

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2024 and 2023:

	12/31/2024	12/31/2023
Forward sales of foreign exchange without delivery of underlying assets	34,763,674	36,940,912
Forward purchases of foreign exchange without delivery of underlying assets	47,490,640	45,288,709

The incomes/(expenses) generated by derivative financial instruments during the years ended December 31, 2024, 2023 and 2022 amounted to $7,344,589, $22,391,175 and $4,497,352 respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

10.    EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to Grupo Supervielle´s shareholders by the weighted average number of outstanding common shares during the period. As Grupo Supervielle does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2024	12/31/2023	12/31/2022
Income attributable to shareholders of the group	104,493,377	112,400,519	(34,090,702)
Weighted average of oustanding ordinary shares (thousands)	439,664	442,727	454,274
Income per share	237.67	253.88	(75.04)

11.    SPECIAL TERMINATION ARRANGEMENTS

As of December 31, 2024 and 2023, special termination arrangements amounted to $4,030,275 and $9,130,178, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2024 and 2023 were $3,086,312 and $3,178,727, respectively included in Other non-financial liabilities.

The evolution during each period is detailed below:

	12/31/2024	12/31/2023
Balances at the beginning	9,130,178	16,163,033
Additions to profit or loss	3,086,312	3,178,727
Monetary result benefits paid to participants	(3,248,738)	(1,369,489)
Benefits paid to participants	(4,937,477)	(8,842,093)
Balances at closing	4,030,275	9,130,178

12.   PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2024 and 2023 are as follows:

	Gross carrying amount						Depreciation
	At the												Net
	beginning					At the	At the		Additions by				carrying
	of the	Useful				end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2024
Cost model
Furniture and facilities	30,724,329	10	—	494,582	(375,289)	30,843,622	(25,858,838)	545,450	—	(1,261,526)	—	(26,574,914)	4,268,708
Machinery and equipment	116,818,141	5	—	5,191,567	(439,459)	121,570,249	(102,198,716)	471,854	—	(6,122,193)	—	(107,849,055)	13,721,194
Vehicles	4,978,964	5	—	249,499	(1,670,810)	3,557,653	(2,114,093)	1,250,739	—	(863,531)	—	(1,726,885)	1,830,768
Right of use assets	20,879,928	5	—	8,768,042	(9,626,791)	20,021,179	(11,966,723)	9,587,479	—	(9,714,670)	—	(12,093,914)	7,927,265
Construction in progress	12,317,877		—	4,948,046	(4,528,800)	12,737,123	—	—	—	—	—	—	12,737,123
Revaluation model
Land and Buildings	73,620,551	50	(4,991,822)	—	(33,221)	68,595,508	(5,811,764)	—	—	(1,332,193)	—	(7,143,957)	61,451,551
Total	259,339,790	—	(4,991,822)	19,651,736	(16,674,370)	257,325,334	(147,950,134)	11,855,522	—	(19,294,113)	—	(155,388,725)	101,936,609

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

	Gross carrying amount						Depreciation
	At the												Net
	beginning					At the	At the		Additions by				carrying
	of the	Useful				end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2023
Cost model
Furniture and facilities	30,637,833	10	—	852,961	(766,465)	30,724,329	(25,224,510)	899,562	—	(1,533,890)	—	(25,858,838)	4,865,491
Machinery and equipment	109,365,229	5	—	8,889,669	(1,436,757)	116,818,141	(97,374,493)	1,384,606	—	(6,208,829)	—	(102,198,716)	14,619,425
Vehicles	5,096,091	5	—	1,122,595	(1,239,722)	4,978,964	(2,234,305)	1,028,563	—	(908,351)	—	(2,114,093)	2,864,871
Right of use assets	36,784,408	5	—	7,294,637	(23,199,117)	20,879,928	(21,059,875)	23,205,587	—	(14,112,435)	—	(11,966,723)	8,913,205
Construction in progress	16,338,250		—	4,196,691	(8,217,064)	12,317,877	—	—	—	—	—	—	12,317,877
Revaluation model
Land and Buildings	76,898,485	50	(4,559,158)	1,647,637	(366,413)	73,620,551	(4,628,449)	243,924	—	(1,427,239)	—	(5,811,764)	67,808,787
Total	275,120,296	—	(4,559,158)	24,004,190	(35,225,538)	259,339,790	(150,521,632)	26,762,242	—	(24,190,744)	—	(147,950,134)	111,389,656

12.1    Revaluation of Property, Plant and Equipment

Grupo Supervielle´s properties, plant and equipment measured at revaluation model were valued at each reporting date by an independent expert. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2024.

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

			Residual
			Value
			according to
	Revaluation	Revalued	the cost
Class	date	amount	model	Difference
Land and buildings	12/31/2024	61,451,551	64,692,931	(3,241,380)
Land and buildings	12/31/2023	67,808,787	49,172,678	18,636,109

13.INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2024 and 2023 were as follows:

	At the		P/L for
	Beginning	Total useful	changes				As of
Item	of the year	life	in the FV	Additions	Disposals	Depreciation	12/31/2024
Cost model
Rented properties	1,718,247	5	—	586,596	(294,280)	(458,587)	1,551,976
Measurement at fair value
Rented properties	97,575,574	50	(10,188,877)	—	(10,305,054)	—	77,081,643
TOTAL INVESTMENT PROPERTIES	99,293,821		(10,188,877)	586,596	(10,599,334)	(458,587)	78,633,619

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

	At the		P/L for
	Beginning	Total useful	changes				As of
Item	of the year	life	in the FV	Additions	Disposals	Depreciation	12/31/2023
Cost model
Rented properties	1,779,338	5	—	350,752	—	(411,843)	1,718,247
Measurement at fair value
Rented properties	112,845,765	50	(15,270,191)	—	—	—	97,575,574
TOTAL INVESTMENT PROPERTIES	114,625,103		(15,270,191)	350,752	—	(411,843)	99,293,821

Investment properties are measured at fair value which is determined by an independent expert.

14.    INTANGIBLE ASSETS

Intangible assets of Grupo Supervielle for fiscal years ended on December 31, 2024 and 2023 are as follows:

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2024
Measurement at cost
Goodwill	58,855,290	—	—	—	—	58,855,290	—	—	—	—	—	58,855,290
Brands	3,987,708	—	—	—	—	3,987,708	—	—	—	—	—	3,987,708
Other intangible assets(*)	227,358,694	45,918,031	—	—	(445,618)	272,831,107	(142,919,320)	(14,520)	—	(26,728,188)	(169,662,028)	103,169,079
TOTAL	290,201,692	45,918,031	—	—	(445,618)	335,674,105	(142,919,320)	(14,520)	—	(26,728,188)	(169,662,028)	166,012,077

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2023
Measurement at cost
Goodwill	67,565,834	—	—	(8,710,544)	—	58,855,290	—	—	—	—	—	58,855,290
Brands	3,987,708	—	—	—	—	3,987,708	—	—	—	—	—	3,987,708
Other intangible assets(*)	192,166,538	36,838,951	—	—	(1,646,795)	227,358,694	(112,660,272)	203,324	—	(30,462,372)	(142,919,320)	84,439,374
TOTAL	263,720,080	36,838,951	—	(8,710,544)	(1,646,795)	290,201,692	(112,660,272)	203,324	—	(30,462,372)	(142,919,320)	147,282,372

(*)mainly include systems and programs.

14.1    Goodwill impairment

Goodwill is assigned to Grupo Supervielle’s cash generating units on the basis of the operating segments.

	12/31/2024	12/31/2023
Supervielle Seguros S.A.	193,126	193,126
Banco Regional de Cuyo S.A.	1,012,562	1,012,562
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	36,807,726	36,807,726
Micro Lending S.A.U.	20,270,772	20,270,772
Supervielle Agente de Negoación S.A.U.	102,225	102,225
Others	468,879	468,879
TOTAL	58,855,290	58,855,290

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The discount rates used were 14.1% and they were determined  by using the average cost of capital (“WACC”), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry and the size of the business.

The main macroeconomic assumptions used include  the number of borrowings originated by MILA (“Micro Lending”) and IOL (“ InvertirOnline”) operating income:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2024	2025	2026	2027	2028	2029
Inflation (end of period)	117.8%	35.6%	25.9%	15.2%	8.3%	5.7%
Inflation (average)	236.8%	50.0%	27.6%	20.0%	11.3%	7.1%
Cost of funding (average)	39.9%	35.3%	25.9%	19.6%	14.5%	10.9%
Loan’s interest rate (average)	57.0%	49.3%	37.9%	29.6%	23.5%	18.9%
Number of borrowings originated by Micro Lending	23,630	23,500	23,508	23,508	23,508	23,508
InvertirOnline'Operating income	31,535	53,704	76,268	95,919	114,843	132,382

Business keys have been tested at the date of the financial statements and no impairment losses have been identified.

The sensitivity analysis of cash-generating units to which key values were allocated was based on a 1% increase in the weighted average cost of capital. The Panel concluded that it would not be necessary to recognize any impairment loss on key securities in the segment under these conditions.

15.    COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

15.1    Debt securities at fair value through profit or loss

	12/31/2024	12/31/2023
Government securities	242,760,410	95,509,226
Corporate securities	19,539,690	5,567,552
Securities issued by the Central Bank	1,032,102	—
	263,332,202	101,076,778

15. 2   Derivatives

	12/31/2024	12/31/2023
Debtor balances related to forward operations in foreign currency to be settled in pesos	4,496,177	6,248,965
Debtor balances related to forward operations in foreign currency	131,633	345,005
Put option taken	—	1,670,362
	4,627,810	8,264,332

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

15.3  Other financial assets

	12/31/2024	12/31/2023
Participation Certificates in Financial Trusts	1,206,529	1,383,522
Investments in Asset Management and Other Services	3,830,834	15,005,477
Other investments	2,577,630	6,779,199
Receivable from spot sales pending settlement	9,093,374	54,367,588
Several debtors	12,520,356	23,551,446
Miscellaneous debtors for credit card operations	1,298,759	1,078,727
Allowances for loan losses	(1,894,319)	(906,343)
	28,633,163	101,259,616

15.4    Other debt securities

	12/31/2024	12/31/2023
Negotiable obligations	75,669,330	27,584,217
Debt securities from Financial trusts	17,688,826	9,997,480
Government securities	634,418,113	348,467,602
Securities issued by BCRA	—	165,679,886
Liquidity Tax Bills (LEFI)	90,188,363	—
Others	3,830,034	194
Allowances for loan losses	(8,898,923)	(4,749,521)
	812,895,743	546,979,858

15.5   Financial assets pledged as collateral

	12/31/2024	12/31/2023
Guarantee securities for repo operations	8,491,179	2,118,174
Special guarantees accounts in the Argentine Central Bank	54,274,918	47,391,944
Deposits in guarantee	112,585,869	51,494,327
	175,351,966	101,004,445

	12/31/2024	12/31/2023
Electronics	—	—
	—	—

15.6   Other non-financial assets

	12/31/2024	12/31/2023
Other Miscellaneous assets	17,080,489	18,592,724
Loans to employees	3,529,534	4,647,677
Payments in advance	9,625,070	12,952,707
Other non-financial assets	804,747	335,487
Retirement Plan	769,145	1,193,286
Works of art and collector's pieces	548,974	551,696
Insurance Contract assets (Note 18)	3,013,730	2,584,996
Asset from insurance broker operations (Note 18)	170,526	2,221
	35,542,215	40,860,794

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

15.7  Deposits

	12/31/2024	12/31/2023
Non-financial sector	144,705,833	219,392,129
Financial sector	185,277	1,037,729
Current accounts	386,058,910	301,797,540
Special checking accounts	975,718,997	1,593,971,142
Savings accounts	711,833,420	526,572,089
Time deposits and investments accounts	729,192,111	385,860,302
Investment accounts	169,216,650	265,751,612
Others	34,864,079	34,490,429
Interest and Adjustments	21,685,966	44,128,950
	3,173,461,243	3,373,001,922

15.8   Liabilities at fair value through profit or loss

	12/31/2024	12/31/2023
Liabilities for transactions in local currency	—	1,323,792
	—	1,323,792

15.9    Other financial liabilities

	12/31/2024	12/31/2023
Amounts payable for spot transactions pending settlement	6,406,396	31,517,729
Collections and other operations on behalf of third parties	146,764,952	119,981,019
Unpaid fees	152	26,295
Financial guarantee contracts	146,997	91,626
Lease liability	6,133,297	6,222,607
Others	6,733,362	559,652
	166,185,156	158,398,928

15.10   Financing received from the Argentine Central Bank and other financial institutions

	12/31/2024	12/31/2023
Financing received from local financial institutions	15,614,717	5,305,099
Financing received from international institutions	23,683,151	557,030
	39,297,868	5,862,129

15.11   Provisions

	12/31/2024	12/31/2023
Eventual commitments	209,922	896,451
Unused Balances of Credit Cards	3,247,294	3,172,768
Restructuring expenses	—	13,065,818
Provision for agreed revocable current account advances	296,472	30,587
Other contingencies	36,849,161	15,276,076
	40,602,849	32,441,700

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

15.12   Other non-financial liabilities

	12/31/2024	12/31/2023
Payroll and social securities	116,012,092	70,227,178
Sundry creditors	34,169,411	41,011,942
Revenue from contracts with customers (1)	462,398	1,977,305
Tax payable	33,887,019	42,858,850
Social security payment orders pending settlement	6,205,557	2,783,777
Reinsurance contract liabilities	17,847	10,958
Liabilities from insurance broker operations	156,414	90,269
Other	1,333,139	443,345
	192,243,877	159,403,624

(1)	Deferred revenue associated with contracts with customers includes the liability for the customer loyalty program. The Group estimates the value of the points assigned to customers in the Club Supervielle and Club Mis Puntos Programs, by applying a mathematical model that considers assumptions about redemption percentages, fair value of points redeemed based on the combination of available products. and customer preferences, as well as the expiration of unused points. As of December 31, 2024 and 2023, the sum of $462,398 and $1,977,305 points have been recorded for unredeemed points, respectively.

	Maturity
	Up to 12	Up to 24	More than
Item	months	months	24 months	Total
Revenue from contracts with customers	462,398	—	—	462,398

15.13   Interest Income

	12/31/2024	12/31/2023	12/31/2022
Interest on overdrafts	83,226,140	96,710,556	51,111,510
Interest on promissory notes	93,035,284	146,926,625	139,431,514
Interest on personal loans	117,122,816	144,712,780	200,661,520
Interest on corporate unsecured loans	151,610,849	209,330,644	110,432,628
Interest on credit card loans	49,361,823	91,472,208	99,889,931
Interest on mortgage loans	145,917,120	135,796,466	122,835,539
Interest on automobile and other secured loan	56,906,745	27,383,291	28,576,191
Interest on foreign trade loans	9,591,092	6,925,018	8,732,829
Interest on financial leases	27,419,703	38,910,900	31,059,130
Interest on public and private securities measured at amortized cost	492,340,275	1,236,666,154	842,787,376
Other	434,761,000	386,208,896	72,520,310
Total	1,661,292,847	2,521,043,538	1,708,038,478

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

15.14   Interest Expenses

	12/31/2024	12/31/2023	12/31/2022
Interest on current accounts deposits	389,254,686	816,240,365	459,886,100
Interest on time deposits	471,880,282	956,011,925	642,743,677
Interest on other financial liabilities	12,253,138	7,885,998	8,642,263
Interest from financing sector	2,147,004	6,037,943	7,310,059
Other	12,478,501	11,449,637	3,770,317
Total	888,013,611	1,797,625,868	1,122,352,416

15.15   Net income from financial instruments at fair value through profit or loss

	12/31/2024	12/31/2023	12/31/2022
Income from corporate and government securities	133,719,708	278,299,120	112,045,723
Income from securities issued by the Argentine Central Bank	—	—	7,193,872
Derivatives	7,344,589	22,391,175	4,497,352
Total	141,064,297	300,690,295	123,736,947

15.16   Service fee income

	12/31/2024	12/31/2023	12/31/2022
Commissions from deposits accounts	63,795,582	81,425,932	83,072,523
Commissions from credit and debit cards	42,306,970	44,846,744	64,739,127
Commissions from loans operations	448,348	803,315	2,069,260
Other Commissions	89,152,784	75,716,936	55,858,195
Total	195,703,684	202,792,927	205,739,105

15.17   Service fee expenses

	12/31/2024	12/31/2023	12/31/2022
Commissions paid	41,078,731	51,436,984	71,001,241
Export and foreign currency operations	1,501,752	1,209,718	1,715,966
Total	42,580,483	52,646,702	72,717,207

15.18   Income from insurance activities

	12/31/2024	12/31/2023	12/31/2022
Insurance revenue	40,788,242	40,431,615	41,744,742
Insurance service expenses	(19,978,340)	(12,506,831)	(12,860,867)
Net expenses from reinsurance contracts held	(144,827)	(243,022)	(867,616)
Broker activity operations	4,329,663	3,744,389	2,697,458
Total	24,994,738	31,426,151	30,713,717

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

15.19   Other operating income

	12/31/2024	12/31/2023	12/31/2022
Reversal of allowance for loan losses and assets written down	4,607,832	11,982,685	22,054,889
Rental from safety boxes	4,234,569	4,466,219	5,171,899
Returns of risk funds	—	—	10,599,122
Commissions from trust services	492,794	388,196	551,471
Adjustment of various credits	4,405,367	5,384,308	2,968,436
Sale of fixed assets	286,676	9,945	194,040
Punitive interest	3,105,107	5,049,719	4,479,359
Others	22,060,929	24,304,403	25,126,500
Total	39,193,274	51,585,475	71,145,716

15.20   Personnel expenses

	12/31/2024	12/31/2023	12/31/2022
Payroll and social securities	275,161,498	326,784,995	335,958,795
Others expenses	18,163,455	22,497,960	29,504,119
Total	293,324,953	349,282,955	365,462,914

15.21   Administrative expenses

	12/31/2024	12/31/2023	12/31/2022
Directors´ and statutory auditors’fees	5,039,046	7,168,384	5,410,723
Professional fees	47,319,392	54,453,979	56,319,153
Advertising and publicity	16,905,233	10,315,925	15,010,469
Taxes	40,173,289	44,441,482	43,752,526
Maintenance, security and services	45,660,777	42,797,626	46,953,658
Rent	112,572	144,595	535,418
Others	19,116,809	24,554,772	25,711,849
Total	174,327,118	183,876,763	193,693,796

15.22  Depreciation and impairment of non-financial assets

	12/31/2024	12/31/2023	12/31/2022
Depreciation of property, plant and equipment	9,579,439	10,078,309	12,216,818
Depreciation of other non-financial assets	6,233,601	6,171,041	5,081,865
Depreciation of intangible assets	26,728,188	30,462,372	33,189,910
Depreciation of right-of-use assets	9,714,674	14,112,435	12,983,426
Loss from sale or impairment of property, plant and equipment	328,220	8,710,541	5,009,858
Total	52,584,122	69,534,698	68,481,877

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

15.23  Other operating expenses

	12/31/2024	12/31/2023	12/31/2022
Promotions related with credit cards	20,806,913	10,345,340	11,759,253
Turnover tax	82,405,552	119,702,266	116,765,395
Fair value on initial recognition of loans	992,560	451,515	1,044,908
Contributions made to deposit insurance system	4,301,511	5,119,111	6,069,673
Loan and credit card balance adjustments	1,636,053	2,703,673	6,636,240
Interest on liabilities for financial leases	1,920,878	73,365	3,386,547
Coverage services	136,629	60,007	93,312
Miscellaneous loss provision	54,355,688	22,409,284	9,487,103
Others allowances	687,842	1,452,191	6,364,676
Impairment of investment property	10,188,877	15,270,191	5,451,222
Others	17,049,975	27,741,756	13,522,203
Total	194,482,478	205,328,699	180,580,532

16.    COMMITMENTS AND CONTINGENCIES

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

The provisions recorded are detailed below:

	12/31/2024	12/31/2023
Legal issues	3,973,179	4,932,379
Labor lawsuits	579,165	442,286
Tax	31,945,240	9,132,159
Unused Balances of Credit Cards	3,247,294	3,172,768
Judicial Deposits	278,055	473,765
Eventual commitments	209,922	896,451
Restructuring expenses	—	13,065,818
Others	369,994	326,074
Total	40,602,849	32,441,700

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Furthermore, the key personnel of Grupo Supervielle’s Management (Board of Directors members and Managers of Grupo Supervielle and its subsidiaries) are considered as related parties.

Controlling Interest

The majority shareholder of the Group is Mr. Julio Patricio Supervielle, who has established his domicile at 330 Reconquista Street, in the Autonomous City of Buenos Aires. Mr. Julio Patricio Supervielle is the main shareholder of Grupo Supervielle. Julio Patricio Supervielle´s interest in share capital and votes of Grupo Supervielle as of December 31, 2024 and December 31, 2023 is 24.60% and 29.86% respectively.

Remuneration of key personnel

The remuneration received by the key personnel of Grupo Supervielle as of December 31, 2024 and 2023 amounts to $16,621 million of pesos and $11,552 million of pesos, respectively.

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2024 and 2023:

	As of	As of
	December 31, 2024	December 31, 2023 (*)
Aggregate total financial exposure	5,161,033	1,778,169
Number of recipient related parties	79	80
(a) Individuals	67	68
(b) Companies	12	12
Average total financial exposure	65,330	22,227
Single largest exposure	2,238,987	1,387,195
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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

18.    INSURANCE

The opening of the assets and liabilities of insurance contracts as of December 31, 2024 and 2023 is detailed below. The insurance results for the periods ending on that date are also detailed:

	12/31/2024	12/31/2023
Insurance contract assets
Assets for remaining coverage	4,852,951	3,752,300
Liability for incurred claim - present value of future cash flow	(1,829,162)	(1,117,877)
Liability for incurred claim - risk adjustment for non-financial risk	(91,184)	(49,427)
Net balance	2,932,605	2,584,996

Reinsurance contract Assets
Assets for remaining coverage	(60,632)	(53,989)
Incurred claims for contracts under the Premium Allocation Approach (PAA)	141,757	43,034
Net balance	81,125	(10,955)

Reinsurance contract liabilities
Liabilities for remaining coverage	(19,212)	—
Incurred Claims for contracts under the Premium Allocation Approach (PAA)	1,365	—
Net balance	(17,847)	—

Balances from brokers operations
Assets from brokers operations	170,526	2,221
Liability from brokers operations	(156,414)	(90,270)
Net balance	14,112	(88,049)

	12/31/2024	12/31/2023
Insurance revenue from contracts measured under the Premium Allocation Approach (PAA)	40,788,242	40,431,615
Insurance revenue	40,788,242	40,431,615
Incurred claims	(6,812,929)	(5,610,340)
Acquisition and administrative expenses	(13,165,411)	(6,896,491)
Insurance service expenses	(19,978,340)	(12,506,831)
Allocation of reinsurance premiums	(299,918)	(323,572)
Amounts recoverable from reinsurers for incurred claims	155,091	80,550
Net expenses from reinsurance contracts held	(144,827)	(243,022)
Insurance service result - IFRS 17	20,665,075	27,681,762
Broker activity operations	4,329,663	3,744,389
Income from insurance activities	24,994,738	31,426,151

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Reconciliation of the liability for remaining coverage and the liability for incurred claims

	Incurred claims for contracts under the Premium Allocation Approach (PAA)
Reinsurance contracts held at December 31, 2024	Remaining coverage	Present value of future cash flows	Total
Reinsurance contract liabilities	(53,989)	43,034	(10,955)
Net balance as at January 1, 2024	(53,989)	43,034	(10,955)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(299,918)	—	(299,918)
Amounts recoverable from reinsurers for incurred claims	—	155,091	155,091
Net income (expenses) from reinsurance contracts held	(299,918)	155,091	(144,827)
IAS29 + finance income from reinsurance contracts held	62,628	(22,492)	40,136
Total amounts recognised in comprehensive income	(237,290)	132,599	(104,691)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	211,435	—	211,435
Recoveries from reinsurance	—	(32,512)	(32,512)
Total cash flows	211,435	(32,512)	178,923
Net balance as at December 31, 2024	(79,843)	143,122	63,279
Reinsurance contract liabilities	(19,212)	1,365	(17,847)
Reinsurance contract Assets	(60,632)	141,757	81,125

	Incurred claims for contracts under the Premium Allocation Approach (PAA)
Reinsurance contracts held at December 31, 2023	Remaining coverage	Present value of future cash flows	Total
Reinsurance contract liabilities	(420,035)	10,993	(409,042)
Net balance as at January 1, 2023	(420,035)	10,993	(409,042)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(323,572)	—	(323,572)
Amounts recoverable from reinsurers for incurred claims	—	80,550	80,550
Net income (expenses) from reinsurance contracts held	(323,572)	80,550	(243,022)
IAS29 + finance income from reinsurance contracts held	173,727	1,098	174,825
Total amounts recognised in comprehensive income	(149,845)	81,648	(68,197)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	548,455	—	548,455
Recoveries from reinsurance	(32,569)	(49,607)	(82,176)
Total cash flows	515,886	(49,607)	466,279
Net balance as at December 31, 2023	(53,989)	43,034	(10,955)
Reinsurance contract liabilities	(53,989)	43,034	(10,955)
Reinsurance contract Assets	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

		December 31, 2024
Insurance contracts issued		Further analysis of the liabilities for incurred claims (LIC) for contracts under the Premium Allocation Approach (PAA)
	Liability for remaining coverage (LRC)	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Insurance contract assets	3,752,300	(1,117,877)	(49,427)	2,584,996
Net balance as at January 1, 2024	3,752,300	(1,117,877)	(49,427)	2,584,996
Insurance revenue	40,788,242	—	—	40,788,242
Insurance service expenses
Incurred claims and other directly attributable expenses	—	(15,591,348)	(68,486)	(15,659,834)
Insurance acquisition cashflows	(4,318,506)	—	—	(4,318,506)
Insurance service expenses	(4,318,506)	(15,591,348)	(68,486)	(19,978,340)
Insurance service result	36,469,736	(15,591,348)	(68,486)	20,809,902
IAS29 + net financial expenses for insurance contracts	(8,084,261)	288,844	26,729	(7,768,688)
Total amounts recognised in comprehensive income	28,385,475	(15,302,504)	(41,757)	13,041,214
Cash flows
Premiums received	(29,575,774)	—	—	(29,575,774)
Claims and other directly attributable expenses paid	—	14,591,219	—	14,591,219
Insurance acquisition cashflows	2,290,950	—	—	2,290,950
Total cash flows	(27,284,824)	14,591,219	—	(12,693,605)
Net balance as at December 31, 2024	4,852,951	(1,829,162)	(91,184)	2,932,605

		December 31, 2023
Insurance contracts issued		Further analysis of the liabilities for incurred claims (LIC) for contracts under the Premium Allocation Approach (PAA)
	Liability for remaining coverage (LRC)	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Insurance contract assets	4,551,088	(2,066,782)	(96,994)	2,387,312
Net balance as at January 1, 2023	4,551,088	(2,066,782)	(96,994)	2,387,312
Insurance revenue	40,431,615	—	—	40,431,615
Insurance service expenses
Incurred claims and other directly attributable expenses	—	(10,966,158)	47,567	(10,918,591)
Insurance acquisition cashflows	(1,588,241)	—	—	(1,588,241)
Insurance service expenses	(1,588,241)	(10,966,158)	47,567	(12,506,832)
Insurance service result	38,843,374	(10,966,158)	47,567	27,924,783
IAS29 + net financial expenses for insurance contracts	(12,695,000)	(106,480)	—	(12,801,480)
Total amounts recognised in comprehensive income	26,148,374	(11,072,638)	47,567	15,123,303
Cash flows
Premiums received	(28,842,709)	—	—	(28,842,709)
Claims and other directly attributable expenses paid	—	12,021,543	—	12,021,543
Insurance acquisition cashflows	1,895,547	—	—	1,895,547
Total cash flows	(26,947,162)	12,021,543	—	(14,925,619)
Net balance as at December 31, 2023	3,752,300	(1,117,877)	(49,427)	2,584,996

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

b.    Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2024 and 2023 is disclosed in Note 15.18.

19.    ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2024 and 2023, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A.

	Portfolio		Net Worth		Number of Units
Asset Management and Other Services	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Premier Renta CP en Pesos	1,002,160,395	828,849,750	1,000,226,319	827,877,828	37,855,465,497	30,510,651,741
Premier Renta Plus en Pesos	5,713,155	7,101,124	5,560,242	7,072,825	43,958,215	48,164,279
Premier Renta Fija Ahorro	129,305,433	53,608,209	127,642,222	52,516,493	5,655,719,913	227,991,276
Premier Renta Fija Crecimiento	31,624,491	39,008,994	31,604,441	38,984,286	8,317,856,855	9,532,812,035
Premier Renta Variable	21,783,584	11,834,957	21,655,621	11,740,867	18,349,372	12,205,660
Premier Abierto Pymes	10,764,677	14,361,638	10,631,724	14,338,202	139,528,670	142,666,395
Premier Commodities	3,579,676	8,021,743	3,543,303	6,218,025	16,554,885	22,338,558
Premier Capital	29,514,699	38,921,339	29,226,620	36,380,515	273,412,236	380,115,435
Premier Inversion	2,034,572	3,703,240	2,032,051	3,574,888	199,211,087	342,850,074
Premier Balanceado	1,769	4,408,810	782	4,405,783	—	32,648,809
Premier Renta Mixta	11,969,364	58,882,934	11,925,713	58,456,729	421,471,713	2,641,477,623
Premier Renta Mixta en Dólares	15,743,560	5,940,206	15,642,375	5,822,246	15,844,726	4,995,316
Premier Performance Dólares	93,102,590	23,688,639	92,224,965	23,079,478	60,957,323	15,351,225
Premier Global USD	210,630	1,288,747	205,468	1,257,056	185,545	640,443
Premier Estratégico	16,587,287	16,094,396	16,571,752	16,082,096	832,710,848	832,710,848
Premier FCI Sustentable ASG	583,151	713,032	578,727	711,490	207,677,759	172,449,306

20.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1, 2023 the limit is established at 6,000. As of April 1, 2024, with the application of Communication “A” 7985, the new limit is established at $25,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*) and term deposits and investments that exceed said rate by 1.3 times or the reference rate plus 5 percentage points, whichever is greater (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund” (FGD), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on April 17, 2020, pursuant to provision “A” 6460, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate-or the reference rate plus five percentage points – the highest of both –, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate published by the Argentine Central Bank as provided in point 1.11.1. of the regulations on “Term deposits and investments.” Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be conducted by said institution. Effective April 1, 2024, the reference rates will be calculated based on the moving average of the last five banking business days of deposit rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, as determined by the survey conducted by the BCRA.

The amounts detailed above are nominal.

21.    RESTRICTED ASSETS

As of December 31, 2024 and 2023, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2024	12/31/2023
Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	54,274,918	47,391,944
Guarantee deposits for currency forward transactions	72,438,872	24,376,318
Guarantee deposits for credit cards transactions	11,582,637	5,828,053
Other guarantee deposits	28,564,360	21,289,956
	166,860,787	98,886,271

Within restricted availability assets there are $8,491,179 and $2,118,174 respectively, forward purchases through repo transactions.

22.    FINANCIAL TRUSTS

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as a Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2024:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018

The duration of this Trust FundContract will be 24 months as from 09/12/2018, or termination of payment obligations through disbursements (the “termination date”). After 30 (thirty days) days of the end of the term of the trust contract without the parties having agreed on an extension fee, the trust will be considered extinguished without the possibility of extension, with the trustee receiving, from the trust account, the sum of pesos equivalent to U$D 6,000 (six thousand U.S. dollars) at the current purchasing exchange rate at Banco Supervielle as a penalty. At present, Interconexión Eléctrica Rodeo S.A. is negotiating the proposal of the Commission for the Extension and Prolongation of the Trust Contract

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

Negotiable non-subordinated bonds

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

As of 22 September 2016, The Ordinary and Extraordinary General Assembly of Banco Supervielle S.A. decided to approve the creation of a Global Program for the Issuance of Negotiable Bonds up to a maximum amount in circulation at any time during the duration of the program of U$S 800,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016.On March 6, 2018, the expansion of the Global Negotiable Bonds Program for U$S 2,300,000 was approved by an assembly meeting. On 16 April 2018, the CNV approved the increase of the Program by resolution Nr 19.470. On April 26, 2021, the Ordinary and Extraordinary Shareholders' Meeting resolved to reduce the amount of the Program to US$300,000 (or its equivalent in other currencies or units of value) and extend the term of the Program for an additional five years. On July 20, 2021, the CNV approved the reduction of the amount and extension of the Program through Resolution DI-2021-39-APN-GE#CNV.

Registration CNV frequent issuer scheme

On August 6, 2018, the Board of Directors of Banco Supervielle S.A. decided to request the National Securities Commission (the “CNV”) to register the Bank as a frequent issuer of marketable bonds. This request was authorized by the CNV through Resolution No. 19.958 dated 27 December 2018. The Bank is registered with the CNV as a frequent issuer of Marketable Bonds under the number 03. At the meeting of the board of directors of the society on 7 March 2019, The Bank’s ratification was approved in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was decided to allocate the maximum amount of U$S 300,000 corresponding to the Global Program for the Issuance of Negotiable Bonds by up to U$S 2,300,000, the bank is in the process of reducing the maximum amount of this Program. The CNV approved this ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020. At present, the Bank’s frequent issuer status is not in force.

On August 2, 2024, Banco Supervielle S.A. issued its class H negotiable bonds at a variable rate with maturity on August 2, 2025 (12 months from the date of issue and settlement), for a nominal value of $20,877,777. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to $300,000 (or its equivalent in other currencies and/or units of value).

Interest on Class H Corporate Debt, at a nominal annual variable rate equivalent to the sum of the Private Bank’s Badlar rate plus a mark of 5.25%, shall be payable quarterly on the following dates: November 2, 2024,  February 2,2025, May 2025 and on the expiry date of August 2, 2025.

On November 4, 2024, $2,342,101 was paid corresponding to the first quarterly payment of Corporate Debt class H interest.

The principal of Class H Corporate Debt shall be paid in full at maturity date.

On November 28, 2024, Banco Supervielle S.A. issued its class I Corporate Debt at a fixed rate of 4.70% with maturity on May 28, 2025 (6 months from the date of issue and settlement), for a nominal value of US dollar $30,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to $300,000 (or its equivalent in other currencies and/or units of value).

The principal and interest of the Class I Marketable Bonds shall be paid in full in a single payment, to be made on the due date.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The following is a detail of the issue of Banco Supervielle SA, in force on December 31, 2024:

								Book Value
Issuance date	Currency	Class	Amount	Amortization	Term Due	Maturity date	Annual Interest Rate	12/31/2024	12/31/2023
2/8/2024	$	H	20,877,777	Due date	12 months	2/8/2025	Variable Badlar rate of private banks + 5.25%	20,127,198	—
11/28/2024	u$s	I	30,000	Due date	6 months	05/28/2025	Nominal annual fixed interest rate of 4.70	31,030,668	—
								51,157,866	—

As of 31 December 2023, Banco Supervielle S.A did not have any current issues.

24.    RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

The rules of the B.C.R.A. provide for the allocation to legal reserve of 20% of the profits shown in the income statement at the end of the fiscal year plus (or minus) the adjustments of previous financial years and less, if any, the accumulated loss at the end of the previous financial year.

This ratio applies irrespective of the relationship between the legal reserve fund and share capital. When the Legal Reserve is used to absorb losses, profits may be redistributed only when the value of the same reaches 20% of the capital plus the capital adjustment.

On the other hand, in accordance with the conditions established by the B.C.R.A., profits may be distributed only to the extent that positive results are obtained, after deducting from unallocated results, in addition to the Legal and Statutory Reserve, whose constitution is required, the following concepts: the difference between the book value and the market value of public sector assets and/or debt instruments of the B.C.R.A. not valued at market price, the sums triggered by court cases linked to deposits and the adjustments required by B.C.R.A. and external audit not accounted for.

It will be required to be able to distribute profits meet the minimum capital ratio. The latter, exclusively for this purpose, shall be determined by excluding from the assets and unallocated profit or loss the items mentioned above. In addition, existing allowances for minimum capital requirements, integration and/or position shall not be taken into account.

A capital conservation margin in addition to the minimum capital requirement of 3.5% of risk-weighted assets shall be maintained. This margin shall be integrated exclusively with Common Equity Tier 1, net of deductible items. The distribution of profit or loss is limited when the level and composition of the Entity’s computable liability for equity falls within the range of the capital conservation margin.

The B.C.R.A. decided that prior authorization should be given for the distribution of its results.

The B.C.R.A provided, with effect from January 1, 2024 until December 31, 2024, that financial institutions may distribute results for up to 60% of the accumulated results and subject to approval of that entity. In turn, this distribution may be made in three instalments in a homogeneous currency of each payment.

The B.C.R.A established through Communication “A” 8214, until December 31, 2025, that financial institutions may distribute results for up to 60% of the accumulated results and subject to approval of that entity. In turn, this distribution may be made in ten equal, monthly and consecutive installment (starting on June 30, 2025 and not before the penultimate business day of the following months).

As indicated in Note 32, as a consequence of the share purchase program, as of December 31, 2024, $18,991 treasury shares were held in the portfolio. The cost of acquiring these amounted to 21,167,430 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the CNV Rules. (N.T. 2013 and mod.) while these shares are held in the portfolio, there is a restriction on the distribution of retained earnings and free reserves equal to the cost of those shares held in treasury.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Our shareholders' equity under the rules of the Argentine Central Bank comprise the following captions:

12/31/2024
Capital stock	437,731
Inflation adjustment of capital stock	59,149,131
Paid in capital	554,292,371
Treasury shares	18,991
Inflation adjustment of treasury shares	8,690,435
Cost of treasury shares	(21,167,430)
Legal Reserve	12,266,518
Other reserves	81,001,535
Retained earnings	124,958,516
Other comprehensive Income	2,958,644
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	822,606,442

25.    LOANS AND OTHER FINANCING

As of December 31, 2024 and 2023 the composition of the loan portfolio is as follows:

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2024
Promissory notes	303,301,930	2,266,090	1,020,970	306,588,990
Unsecured corporate loans	303,070,601	5,091,105	4,715,263	312,876,969
Overdrafts	80,064,652	2,194,031	1,235,635	83,494,318
Mortgage loans	257,048,293	8,426,525	1,251,696	266,726,514
Automobile and other secured loans	180,429,857	11,827,296	5,109,431	197,366,584
Personal loans	271,573,217	20,284,186	6,553,640	298,411,043
Credit card loans	262,795,645	11,632,477	3,910,017	278,338,139
Foreign Trade Loans	348,286,411	10,363,458	4,825,112	363,474,981
Other financings	36,754,450	508,900	—	37,263,350
Other receivables from financial transactions	11,500,763	129,265	11,446	11,641,474
Receivables from financial leases	59,171,479	3,740,121	357,236	63,268,836
Subtotal	2,113,997,298	76,463,454	28,990,446	2,219,451,198
Allowances for loan losses	(18,518,639)	(12,984,633)	(17,869,762)	(49,373,034)
Total	2,095,478,659	63,478,821	11,120,684	2,170,078,164

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2023
Promissory notes	151,407,457	1,738,975	988,501	154,134,933
Unsecured corporate loans	205,019,081	3,895,909	1,147,510	210,062,500
Overdrafts	90,915,387	3,038,898	1,201,639	95,155,924
Mortgage loans	106,405,338	7,785,021	3,296,989	117,487,348
Automobile and other secured loans	27,807,679	5,005,719	563,947	33,377,345
Personal loans	93,640,015	15,859,814	3,516,917	113,016,746
Credit card loans	142,692,389	18,782,490	3,614,502	165,089,381
Foreign Trade Loans	50,711,409	8,731,879	12,250,428	71,693,716
Other financings	80,532,633	3,172,853	—	83,705,486
Other receivables from financial transactions	1,053,867	287,973	8,848	1,350,688
Receivables from financial leases	39,327,656	3,992,142	215,028	43,534,826
Subtotal	989,512,911	72,291,673	26,804,309	1,088,608,893
Allowances for loan losses	(9,928,781)	(11,101,509)	(16,966,911)	(37,997,201)
Total	979,584,130	61,190,164	9,837,398	1,050,611,692

	12.31.2024	12.31.2023
Other guarantees granted	110,358,739	203,314,067
Responsibilities for foreign trade loans	28,916,698	27,841,210
Documentary loans	15,781,305	10,369,477
Overdrafts	20,756,519	1,240,473
Total eventual responsability	175,813,261	242,765,227

Expected Credit Loss Allowance

Expected credit loss allowance recognised in the period is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12 months and Lifetime;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized during the period;
●	Impact on the measurement of ECL of changes in PDs, EADs and LGDs in the period, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Discount unwind within ECL due to passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and
●	Financial assets derecognised during the period and write-offs of allowances related to assets that were written off during the period.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the year due to the factors indicated below as of December 31, 2024 and 2023:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	989,512,911	72,291,673	26,804,309	1,088,608,893	9,928,780	11,101,509	16,966,911	37,997,200
Transfers
Stage 1 to 2	(3,584,917)	3,584,917	—	—	(116,985)	1,030,912	—	913,927
Stage 1 to 3	(8,343,147)	—	8,343,147	—	(28,650)	—	1,567,021	1,538,371
Stage 2 to 3	—	(329,657)	329,657	—	—	(65,722)	375,206	309,484
Stage 2 to 1	7,911,551	(7,911,551)	—	—	361,569	(1,117,854)	—	(756,285)
Stage 3 to 2	—	780,268	(780,268)	—	—	18,320	(548,901)	(530,581)
Stage 3 to 1	107,992	—	(107,992)	—	2,080	—	(67,596)	(65,516)
Additions	1,677,516,637	—	—	1,677,516,637	13,417,776	—	—	13,417,776
Disposals	(354,189,251)	(15,174,497)	(20,804,019)	(390,167,767)	(1,733,279)	(2,500,356)	(2,754,021)	(6,987,656)
Interest accrual	191,551,079	53,255,197	29,409,870	274,216,146	2,117,862	10,534,865	22,111,604	34,764,331
Write-Offs	(113,143)	(90,757)	(12,123,262)	(12,327,162)	(113,143)	(90,757)	(12,123,262)	(12,327,162)
Portfolio sale	—	—	(1,088,576)	(1,088,576)	—	—	(1,003,942)	(1,003,942)
Exchange Differences and Others	10,331,332	1,254,587	1,555,861	13,141,780	37,884	66,300	653,421	757,605
Result from exposure to changes in the purchasing power of money	(396,703,746)	(31,196,726)	(2,548,281)	(430,448,753)	(5,355,255)	(5,992,584)	(7,306,679)	(18,654,518)
Gross carrying amount at December 31, 2024	2,113,997,298	76,463,454	28,990,446	2,219,451,198	18,518,639	12,984,633	17,869,762	49,373,034

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	1,478,516,294	127,178,904	63,539,559	1,669,234,757	20,585,901	19,843,883	42,451,935	82,881,719
Transfers
Stage 1 to 2	(8,523,510)	8,523,510	—	—	(317,362)	743,016	—	425,654
Stage 1 to 3	(660,712)	—	660,712	—	(10,662)	—	489,295	478,633
Stage 2 to 3	—	(440,335)	440,335	—	—	(32,466)	186,007	153,541
Stage 2 to 1	5,405,651	(5,405,651)	—	—	92,656	(242,619)	—	(149,963)
Stage 3 to 2	—	83,144	(83,144)	—	—	10,923	(44,378)	(33,455)
Stage 3 to 1	56,514	—	(56,514)	—	1,067	—	(24,154)	(23,087)
Additions	952,686,596	—	—	952,686,596	24,724,340	—	—	24,724,340
Disposals	(371,850,792)	(25,565,367)	(15,429,263)	(412,845,422)	(26,714,512)	(5,583,915)	(11,330,067)	(43,628,494)
Net changes of financial assets	129,351,784	7,881,815	11,020,157	148,253,756	115,913	651,666	5,830,917	6,598,496
Write-Offs	(4,005,087)	(9,162,243)	(20,876,934)	(34,044,264)	(4,005,087)	(9,162,243)	(20,876,934)	(34,044,264)
Portfolio sale	—	—	(12,661,115)	(12,661,115)	—	—	(12,330,922)	(12,330,922)
Exchange Differences and Others	13,408,571	39,044,792	16,199,813	68,653,176	6,053,376	12,737,352	31,323,848	50,114,576
Result from exposure to changes in the purchasing power of money	(1,204,872,398)	(69,846,896)	(15,949,297)	(1,290,668,591)	(10,596,850)	(7,864,088)	(18,708,636)	(37,169,574)
Gross carrying amount at December 31, 2023	989,512,911	72,291,673	26,804,309	1,088,608,893	9,928,780	11,101,509	16,966,911	37,997,200

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle monitors collateral held for financial assets considered to be credit-impaired as it becomes more likely that Grupo Supervielle will take possession of collateral to mitigate potential credit losses.

		Allowances
	Gross	for loans		Fair value of
Credit Impaired loans	exposure	losses	Book value	collateral
Overdrafts	1,235,635	939,791	295,844	153,218
Receivables from financial leases	357,236	214,615	142,621	122,430
Promissory Notes	1,020,970	540,917	480,053	300,235
Mortgage loans	1,251,696	344,610	907,086	1,902,913
Personal loans	6,553,640	6,241,343	312,297	—
Automobile and other secured loans	5,109,431	3,548,135	1,561,296	7,680,211
Credit Card Loans	3,910,017	3,579,676	330,341	—
Other	9,551,821	2,460,675	7,091,146	6,128,227
Total	28,990,446	17,869,762	11,120,684	16,287,234

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

Grupo Supervielle may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended on December 31, 2024 and 2023 amount to $14,082,050 and $19,795,047 respectively. Grupo Supervielle still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2024	12.31.2023
Balance at the beginning of the year	19,795,047	53,340,375
Additions	12,327,162	34,044,264
Disposals	(5,441,409)	(13,526,860)
Cash collection	(3,556,231)	(9,034,998)
Portfolio sales	(466,457)	(1,808,888)
Condonation	(1,418,721)	(2,682,974)
Exchange differences and other movements	(12,598,750)	(54,062,732)
Gross carrying amount	14,082,050	19,795,047

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

As of December 31, 2024, presented in comparative format

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

As of December 31, 2024, presented in comparative format

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

Loans written off

Those receivables classified as irrecoverable are removed from the asset by recognizing them in off-balance sheet accounts. The balance of these as of 31 December 2024 and 2023 amounts to $ 14,082,050 and $ 19,795,047, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

Maximum Credit Risk Exposure

The following table contains an analysis of the maximum credit risk exposure:

	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	303,301,930	2,266,090	1,020,970	306,588,990
Unsecured Corporate Loans	303,070,601	5,091,105	4,715,263	312,876,969
Overdrafts	118,950,682	3,405,596	1,235,635	123,591,913
Mortgage Loans	257,048,293	8,426,525	1,251,696	266,726,514
Automobile and other secured loans	180,429,857	11,827,296	5,109,431	197,366,584
Personal Loans	271,573,217	20,284,186	6,553,640	298,411,043
Credit Card Loans	454,163,695	17,032,320	3,910,017	475,106,032
Foreign Trade Loans	348,286,411	10,363,458	4,825,112	363,474,981
Other Financings	36,754,450	508,900	—	37,263,350
Other Receivables from Financial Transactions	11,500,763	129,265	11,446	11,641,474
Receivables from Financial Leases	59,171,479	3,740,121	357,236	63,268,836
Total	2,344,251,378	83,074,862	28,990,446	2,456,316,686

	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	151,407,457	1,738,975	988,501	154,134,933
Unsecured Corporate Loans	205,019,081	3,895,909	1,147,510	210,062,500
Overdrafts	112,646,102	3,692,222	1,201,639	117,539,963
Mortgage Loans	106,405,339	7,785,021	3,296,989	117,487,349
Automobile and other secured loans	27,807,679	5,005,719	563,947	33,377,345
Personal Loans	93,640,015	15,859,814	3,516,917	113,016,746
Credit Card Loans	310,660,594	29,810,085	3,614,502	344,085,181
Foreign Trade Loans	50,711,409	8,731,879	12,250,428	71,693,716
Other Financings	80,532,633	3,172,853	—	83,705,486
Other Receivables from Financial Transactions	1,053,867	287,973	8,848	1,350,688
Receivables from Financial Leases	39,327,656	3,992,141	215,029	43,534,826
Total	1,179,211,832	83,972,591	26,804,310	1,289,988,733

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2024				Balances as of 12/31/2023
	Monetary	Monetary			Monetary	Monetary
	Financial	Financial		Net	Financial	Financial		Net
Currency	Assets	Liabilities	Derivatives	Position	Assets	Liabilities	Derivatives	Position
US Dollar	944,735,483	928,711,808	131,633	16,155,308	624,189,021	552,973,595	345,005	71,560,431
Euro	6,569,091	8,259,117	—	(1,690,026)	12,864,044	11,981,405	—	882,639
Others	3,117,216	75,396	—	3,041,820	8,197,838	140,786	—	8,057,052
Total	954,421,790	937,046,321	131,633	17,507,102	645,250,903	565,095,786	345,005	80,500,122

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

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

		12/31/2024			12/31/2023
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	16.70%	2,699,071	2,699,071	242.30%	173,351,167	173,351,167
US Dollar	(16.70)%	(2,699,071)	(2,699,071)	(242.30)%	(173,351,167)	(173,351,167)
Euro	16.70%	(282,353)	(282,353)	242.30%	2,138,554	2,138,554
Euro	(16.70)%	282,353	282,353	(242.30)%	(2,138,554)	(2,138,554)
Other	16.70%	508,198	508,198	242.30%	19,521,494	19,521,494
Other	(16.70)%	(508,198)	(508,198)	(242.30)%	(19,521,494)	(19,521,494)
Total	16.70%	2,924,916	2,924,916	242.30%	195,011,215	195,011,215
	(16.70)%	(2,924,916)	(2,924,916)	(242.30)%	(195,011,215)	(195,011,215)

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

As of December 31, 2024, presented in comparative format

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

As established by the regulator, Banco Supervielle must use the Standardized Framework described in point 5.4. of the Communication “A” 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

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

As of December 31, 2024, presented in comparative format

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

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2024
Total Financial Assets	1,873,827,008	384,970,900	371,701,989	164,284,265	657,798,803	3,452,582,965
Total Financial Liabilities	(1,956,101,320)	(326,281,656)	(159,399,305)	(37,031,705)	(6,961,857)	(2,485,775,843)
Net Amount	(82,274,312)	58,689,244	212,302,684	127,252,560	650,836,946	966,807,122

	Term in days
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2023
Total Financial Assets	2,978,131,005	439,541,457	163,940,137	55,909,226	508,481,413	4,146,003,238
Total Financial Liabilities	(2,447,185,543)	(398,080,876)	(215,601,032)	(30,714,519)	(3,688,428)	(3,095,270,398)
Net Amount	530,945,462	41,460,581	(51,660,895)	25,194,707	504,792,985	1,050,732,840

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2024 and 2023. Variations in rates were determined considering the scenarios set by Communication “A” 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2024 and 2023 and the changes are considered reasonable possible based on the observation of market conditions:

	12/31/2024		12/31/2023
		Increase / (decrease)		Increase / (decrease)
	Additional variation in	in the income	Additional variation in	in the income
Items	the interest rate	statement	the interest rate	statement
Decrease in the interest rate	4% ARS; 2% USD	754,872	4% ARS; 2% USD	(19,636,959)
Increase in the interest rate	4% ARS; 2% USD	(1,205,247)	4% ARS; 2% USD	18,760,443

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

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

The following are the main core metrics used for liquidity risk management:

✓	Liquidity Coverage Ratio, or LCR, measures the ratio of high-quality liquid assets to total net cash outflows over a 30-day period. Banco Supervielle calculates this indicator on a daily basis, with the minimum value prescribed by law being met during the year, as well as that established internally in accordance with its risk appetite.
✓	Stable Anchoring Ratio or NSFR: measures the ability of Banco Supervielle, at individual and consolidated levels, to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its anchoring. Banco Supervielle calculates this indicator on a daily basis, having met the minimum value provided for by law, as well as that established internally according to its risk appetite.
✓	Daily Liquidity Ratio: measures the relationship between assets in Immediate Availability Weights with respect to Deposits in that currency likely to be withdrawn on the day (Paid Sight Accounts and Precancelable Term Deposits able to execute the option)
✓	Broad Liquidity Ratio in Pesos: measures the relationship between liquid assets in Pesos (Availabilities, Lefi and Public Bonds with a capacity of 10%), with respect to Deposits in Pesos
✓	Liquidity ratio in USD: measures the ratio of liquid assets in USD to deposits in that currency

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

During 2024, liquidity indicators in pesos were at tighter levels than in previous years, due to the strong placement of credit portfolios, particularly during the last months of the year. The CRL showed a decreasing trend throughout the year.

Dollar liquidity remained at elevated levels, especially from tax amnesty, at around 70% throughout the year.

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

As of December 31, 2024, presented in comparative format

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

The analysis of the maturities of assets and liabilities is found in Schedules D and I of these financial statements.

Below is the concentration of loans and deposits as of December 31, 2024 and 2023:

	Loans and other financing
	12/31/2024		12/31/2023
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	241,244,102	9.7%	150,447,093	13.8%
50 following largest customers	381,652,163	15.3%	268,996,491	24.7%
100 following largest customers	270,148,182	10.9%	201,456,259	18.5%
Rest of customers	1,594,492,703	64.1%	467,709,049	43.0%
TOTAL	2,487,537,150	100.0%	1,088,608,892	100.0%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

	Deposits
	12/31/2024		12/31/2023
Number of customers	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	1,125,737,367	35.5%	1,441,715,450	42.7%
50 following largest customers	687,495,686	21.7%	755,879,142	22.4%
100 following largest customers	174,711,197	5.5%	144,697,646	4.3%
Rest of customers	1,185,516,993	37.4%	1,030,709,684	30.6%
TOTAL	3,173,461,243	100.0%	3,373,001,922	100.0%

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, 2024 until the contractual maturity date, based on undiscounted cash flows:

	Less than	From 1 to	From 3 to	From 6 months to	From 1 to	More than
As of 12/31/2024	1 month	3 months	6months	1 years	2 years	2 years	Total
Loans and other financing	1,000,079,421	548,338,904	733,546,890	930,954,164	1,109,122,863	1,524,901,396	5,846,943,638
To the non-financial public sector	2,995,698	-	66,792	66,792	133,583	200,375	3,463,240
To the financial sector	15,505,051	417,485	663,867	1,341,957	2,104,689	4,582,097	24,615,146
To the Non-Financial Private Sector and Foreign residents	981,578,672	547,921,419	732,816,231	929,545,415	1,106,884,591	1,520,118,924	5,818,865,252
TOTAL ASSETS	1,000,079,421	548,338,904	733,546,890	930,954,164	1,109,122,863	1,524,901,396	5,846,943,638
Deposits	2,728,832,363	273,914,221	174,275,118	36,252,517	-	-	3,213,274,219
Non-financial public sector	139,651,136	5,918,110	-	-	-	-	145,569,246
Financial sector	185,277	-	-	-	-	-	185,277
Non-financial private sector and foreign residents	2,588,995,950	267,996,111	174,275,118	36,252,517	-	-	3,067,519,696
Derivates	1,734,047	-	-	-	-	-	1,734,047
Repo Transactions	33,962,592	-	-	-	-	-	33,962,592
Other financial liabilities	160,951,266	1,137,821	1,387,108	2,136,540	1,990,198	426,030	168,028,963
Financing received from the Argentine Central Bank and other financial institutions	19,231,031	6,445,644	10,061,528	1,881,890	3,141,820	5,177,061	45,938,974
Unsubordinated Negotiable obligations	-	1,956,934	33,590,051	22,834,712	-	-	58,381,697
TOTAL LIABILITIES	2,944,711,299	283,454,620	219,313,805	63,105,659	5,132,018	5,603,091	3,521,320,492

27.TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the (“IIBB”) to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the B.C.R.A. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces. They also brought actions for unconstitutionality on the rules, which are still pending resolution by the Supreme Court of the Nation (CSJN).

Based on the above, the Entity considers that the fundamentals underpinning the non-taxability of this type of instruments are sound and supported by expert opinions of its own and third-party specialists, we estimate the probabilities of a favorable outcome to our majority position. Therefore, it has ceased to pay the tax on results generated by the operations of Leliqs and Repo transactions in C.A.B.A. since April 2023 and by the operations of Repo transactions in PBA since January 2024.

On September 30, 2023, the Act (C.A.B.A.) No. 6655 was published, which provides for the reduction of the IIBB rate to 0% or 2.85% for transactions involving passes and B.C.R.A. securities, as regulated and subject to the effective transfer of co-participation funds or as agreed with the National Government.

As of December 31, 2024 the Bank has automatic determinations from AGIP (Government Revenue Agency) for the period from June to August 2023, therefore, a contingency provision amounting to $ 31,788,908 has been constituted.

Finally, and in relation to the discussion in the province of Mendoza, we mention that pursuant to the publication of the General Resolution (ATM Mendoza) No. 70/2024 and what is set out in art. 17 of the same, we have requested the acquiesce to the amounts duly determined, the reduction of the fine to the legal minimum and we have advanced with the payment of the sums claimed that amounted to $5,607. This acquiesce was formally accepted by the ATM through Administrative Resolutions N° 198 and 533 of 2024.

As of the date of issue of these financial statements, we are working on the withdrawal of the action filed with the Supreme Court of the Nation (CSJN).

28.    ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	At	At 12/31/2024 (per currency)				At
Items	12/31/2024	Dollar	Euro	Real	Others	12/31/2023
ASSETS
Cash and Due from Banks	448,012,239	438,992,379	5,902,773	52,975	3,064,112	438,232,376
Debt securities at fair value through profit or loss	21,779,880	21,779,880	—	—	—	18,912,660
Derivatives	131,633	131,633	—	—	—	345,005
Other financial assets	6,570,019	6,569,791	99	—	129	17,730,667
Loans and other financing	370,416,173	369,749,954	666,219	—	—	93,432,046
Other Debt Securities	101,947,875	101,947,875	—	—	—	60,468,987
Financial assets in guarantee	4,853,835	4,853,835	—	—	—	15,175,793
Other non-financial assets	841,769	841,769	—	—	—	1,298,374
TOTAL ASSETS	954,553,423	944,867,116	6,569,091	52,975	3,064,241	645,595,908

LIABILITIES
Deposits	851,294,655	845,870,430	5,424,225	—	—	523,449,531
Non-financial public sector	9,159,851	9,158,291	1,560	—	—	15,519,561
Financial sector	312	312	—	—	—	4,124
Non-financial private sector and foreign residents	842,134,492	836,711,827	5,422,665	—	—	507,925,846
Liabilities at fair value with changes in results	—	—	—	—	—	—
Other financial liabilities	36,552,811	34,290,943	2,186,483	134	75,251	38,044,918
Financing received from the Argentine Central Bank and other financial entities	17,516,973	16,868,565	648,408	—	—	557,031
Unsubordinated Negotiable obligations	31,030,668	31,030,668	—	—	—	—
Other non-financial liabilities	651,214	651,202	1	—	11	3,044,306
TOTAL LIABILITIES	937,046,321	928,711,808	8,259,117	134	75,262	565,095,786

NET POSITION	17,507,102	16,155,308	(1,690,026)	52,841	2,988,979	80,500,122

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

29.    CURRENT/NON-CURRENT DISTINCTION

Grupo Supervielle has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

The amounts expected to recover or cancel assets and liabilities as of December 31, 2024 and 2023 are set out below, considering:

a) those expected to be recovered or canceled within the following twelve months after the reporting year, and

b) those expected to be recovered or canceled after twelve months after that date.

	12/31/2024			12/31/2023
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
ASSETS	period	period	Total	period	period	Total
Cash and due from banks	652,975,869	—	652,975,869	498,892,707	—	498,892,707
Cash	151,871,913	—	151,871,913	248,262,689	—	248,262,689
Argentine Central Bank	479,050,091	—	479,050,091	225,679,189	—	225,679,189
Other local financial institutions	20,447,713	—	20,447,713	22,303,346	—	22,303,346
Others	1,606,152	—	1,606,152	2,647,483	—	2,647,483
Debt Securities at fair value through profit or loss	263,332,202	—	263,332,202	101,076,778	—	101,076,778
Derivatives	4,627,810	—	4,627,810	8,264,332	—	8,264,332
Reverse Repo transactions	—	—	—	1,645,657,441	—	1,645,657,441
Other financial assets	28,633,163	—	28,633,163	101,259,616	—	101,259,616
Loans and other financing	1,529,700,232	640,377,932	2,170,078,164	880,961,993	169,649,699	1,050,611,692
To the non-financial public sector	3,044,334	187,500	3,231,834	3,994,565	513,393	4,507,958
To the financial sector	16,278,750	4,092,126	20,370,876	7,111,568	1,613,232	8,724,800
To the Non-Financial Private Sector and Foreign residents	1,510,377,148	636,098,306	2,146,475,454	869,855,860	167,523,074	1,037,378,934
Other debt securities	323,418,830	489,476,913	812,895,743	291,284,184	255,695,674	546,979,858
Pledged as collateral	175,351,966	—	175,351,966	101,004,445	—	101,004,445
Current income tax assets	—	—	—	—	—	—
Inventories	—	—	—	—	—	—
Investments in equity instruments	8,018	702,712	710,730	—	796,982	796,982
Property, plant and equipment	—	101,936,609	101,936,609	—	111,389,656	111,389,656
Investment Property	—	78,633,619	78,633,619	—	99,293,821	99,293,821
Intangible assets	—	166,012,077	166,012,077	—	147,282,372	147,282,372
Deferred income tax assets	336,960	14,775,757	15,112,717	4,799,212	23,423,170	28,222,382
Other non-financial assets	17,912,752	17,629,463	35,542,215	4,553,205	36,307,589	40,860,794
TOTAL ASSETS	2,996,297,802	1,509,545,082	4,505,842,884	3,637,753,913	843,838,963	4,481,592,876

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

	12/31/2024			12/31/2023
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
LIABILITIES	period	period	Total	period	period	Total
Deposits	3,173,461,243	—	3,173,461,243	2,721,389,833	651,612,089	3,373,001,922
Non-financial public sector	144,705,833	—	144,705,833	219,392,129	—	219,392,129
Financial sector	185,277	—	185,277	1,037,729	—	1,037,729
Non-financial private sector and foreign residents	3,028,570,133	—	3,028,570,133	2,500,959,975	651,612,089	3,152,572,064
Liabilities at fair value through profit or loss	—	—	—	1,323,792	—	1,323,792
Derivatives	1,734,047	—	1,734,047	—	—	—
Repo Transactions	33,962,592	—	33,962,592	2,047,701	—	2,047,701
Other financial liabilities	164,540,046	1,645,110	166,185,156	156,057,662	2,341,266	158,398,928
Financing received from the Argentine Central Bank and other financial institutions	34,617,311	4,680,557	39,297,868	2,727,226	3,134,903	5,862,129
Unsubordinated negotiable Obligations	51,157,866	—	51,157,866	—	—	—
Current income tax liability	5,230,697	—	5,230,697	1,605,312	—	1,605,312
Provisions	109,131	40,493,718	40,602,849	52,241	32,389,459	32,441,700
Deferred income tax liability	(6,572,966)	9,740,641	3,167,675	3,516,680	—	3,516,680
Other non-financial liabilities	192,243,877	—	192,243,877	159,403,624	—	159,403,624
TOTAL LIABILITIES	3,650,483,844	56,560,026	3,707,043,870	3,048,124,071	689,477,717	3,737,601,788

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

As of December 31, 2024 and 2023, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2024	amount (a)	offset (b)	(c) = (a) + (b)	Financial asset / (Financial liability)	Collateral	Net amount
Debts with businesses for consumption by our customers with credit card	—	—	—	(104,162,752)	15,847,170	(88,315,582)
Derivatives instruments	3,235,376	1,260,801	4,496,177	—	—	—
Total	3,235,376	1,260,801	4,496,177	(104,162,752)	15,847,170	(88,315,582)

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2023	amount (a)	offset (b)	(c) = (a) + (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	—	—	—	(1,900,439)	(52,991,077)	(54,891,516)
Derivatives instruments	400,011	5,848,954	6,248,965	—	—	—
Total	400,011	5,848,954	6,248,965	(1,900,439)	(52,991,077)	(54,891,516)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

31.  CAPITAL MANAGEMENT

The Group's objectives regarding capital management are established below:

●	Compliance with the requirements established by the BCRA in its communication “A” 6260 and amendments
●	Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under the rules of the Argentine Central Bank for Banco Supervielle  as of December 31, 2024 and 2023 is composed as follows (book value):

	12/31/2024	12/31/2023 (*)
Capital Stock	437,731	442,672
Paid in capital	554,292,371	554,292,371
Inflation Adjustment of capital stock	59,149,131	61,410,001
Treasury shares	18,991	14,050
Inflation adjustment of treasury shares	8,690,435	6,429,565
Cost of Treasury shares	(21,167,430)	(11,250,573)
Reserves	93,268,053	9,380,391
Retained earnings	124,958,516	111,798,898
Other comprehensive income	2,958,644	13,914,935
Shareholders' Equity attributable to owners of the parent company	822,606,442	746,432,310
Shareholders' Equity attributable to non-controlling interests	1,088,761	598,182
TOTAL SHAREHOLDERS' EQUITY	823,695,203	747,030,492
(*) Historical values adjustment for inflation.

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting and ensuring compliance with the objectives established for capital management.

According to the guidelines established by the BCRA, financial entities must maintain capital ratios to reduce the associated risks. It should be noted that as of December 31, 2024 and 2023, the Group complied with the minimum capital requirement determined in accordance with the provisions of the BCRA regulations.

Computable Patrimonial Liability  of Banco Supervielle S.A. is made up of the basic Net Assets and the complementary Net Assets. The balance of these concepts as of December 31, 2024 and 2023 is detailed below:

	12/31/2024	12/31/2023 (*)
Basic Shareholder´s Equity
Tier One Ordinary Capital	824,470,904	732,667,574
(Deductible concepts)	(233,821,244)	(222,220,695)
Additional Tier One Capital	—	—
(Deductible concepts)	—	—
Group Funds	—	—
Computable Patrimonial Responsability	590,649,660	510,446,879
(*) Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes

The consolidated Tier 1 capital ratio of Grupo Supervielle was 16.1% as of 31 December 2024.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

It should be mentioned that the deductible items include balances from deferred tax assets (DTA) in accordance with point 8.4.1.1. of the Minimum Capital Rules for Financial Institutions. This deduction is made for the gross amount of the ATD’s, without taking into account any offsets that may be made of deferred tax liabilities (DTL), and which are permitted by both IFRS and Basel III rules.

The above-mentioned rules state that deferred tax assets may be offset against deferred tax liabilities when DTA and DTL relate to taxes collected by the same tax authority and the appropriate tax authority authorizes the offsetting, the situation that occurs in determining the Entity’s income tax.

If the above-mentioned compensations could have been made, the Computable Patrimonial Liability would amount to 631,952,756 and 533,921,325 by December 31, 2024 and 2023, respectively.

Below is a detail of the determined requirement:

	12/31/2024	12/31/2023 (*)
Credit risk	207,256,530	136,872,371
Operational risk	74,466,666	51,026,023
Market risk	17,327,442	6,484,215
Requirement	299,050,638	194,382,609
Integration	590,649,660	510,446,879
Excess	291,599,022	316,064,270
(*) Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes.

32. Repurchase of treasury shares

On July 20, 2022, the Company's Board of Directors approved a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company would could acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program did not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions  remained in force as they were approved.

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

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as “ Treasury shares “ and its restatement as “Inflation adjustment of treasury shares “. The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost Treasury shares”.

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved”.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The maximum amount to be invested will be $8,000,000 or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio” and “The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)”.

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

In the statement of changes in equity, the nominal value of repurchased shares is shown as “own shares in portfolio” and their restatement as “full adjustment of own shares in portfolio”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is disclosed as “cost of treasury shares”.

Cover page

33 . MINIMUM CAPITAL REQUIREMENTS

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

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank:

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2024, 2023 and 2022 under IFRS, Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,
	2024	2023 (3)	2022 (4)

	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	182,998,532	113,069,951	140,574,334
Allocated to Bank premises and equipment, intangible assets and equity investment assets	23,723,556	23,209,663	25,415,799
Market risk	17,327,442	6,484,215	11,487,308
Public sector and securities in investment account,	534,442	592,757	4,242,194
Operational risk	74,466,666	51,026,023	55,528,568
Required minimum capital under Central Bank rules	299,050,638	194,382,609	237,248,203
Basic net worth	824,470,904	732,667,574	526,365,675
Complementary net worth	—	—	17,632,600
Deductions	(233,821,244)	(222,220,695)	(169,964,031)
Total capital under Central Bank rules	590,649,660	510,446,879	374,034,244
Excess capital	291,599,022	316,064,270	136,786,041
Credit Risk Weighted Assets (1)	2,557,622,021	1,672,850,285	2,057,126,334
Risk Weighted Assets (1)	3,662,675,501	2,379,950,437	2,904,024,550
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	23.1%	30.5%	18.2%
Regulatory capital/risk weighted assets	16.1%	21.4%	12.9%
Average shareholders’ equity as a percentage of average total assets	17.8%	14.5%	12.2%
Total liabilities as a multiple of total shareholders’ equity	5.4x	6.3x	8.3x
Cash as a percentage of total deposits	20.2%	14.4%	8.7%
Liquid assets as a percentage of total deposits (2)	55.6%	83.1%	65.8%
Common Equity Tier 1 Capital (CET1) / risk weighted assets	16.1%	21.4%	12.3%

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
(2)	Liquid assets include cash, securities issued by the Central Bank, and Repo transactions with the Central Bank. This ratio does not consider other government securities held by the Company to set Minimum Reserve Requirements.

(3)	Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes. Values adjusted for inflation

(4)	Values adjustment for inflation.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

34. ECONOMIC CONTEXT ON GROUP´S  OPERATIONS

According to estimates by the International Monetary Fund (IMF), in 2024 the global economy grew by 3.2%, showing a marginal slowdown compared with the previous year, which resulted in a 3.3% growth rate.

During the reporting period, most central banks began to relax monetary policy. This is explained by the slowdown in inflation and acceptable growth rates maintained by the major powers. The US Federal Reserve lowered the Federal Funds rate by 1 percentage point to a range of 4.50 - 4.25%, after having risen 1 point in 2023.

On commodities, a decline in global energy demand led to a fall in oil prices, especially during the last quarter. This favored the disinflationary path, especially in Europe. Also, the continued conflicts between Russia and Ukraine and between Israel and Hamas kept the oil market tense during 2024.

At the political level, US voters elected Donald Trump for a second presidential term. Prior to the take-over, the interest rate of the 10-year US bond. was close to 5%, mainly due to the fear of an economic policy that would accelerate inflation and slow down the rate cut proposed by the FED. As cabinet formation spread and the inaugural speech took place, rates fell by about 4.6 per cent. Among the prospects with international impact, it is assessed that a tough tariff policy, mainly with China, could increase the risks of a trade war.

The national environment was strongly impacted by the shock measures implemented by the government of Javier Milei. Following the signing of Decree on Necessity and Urgency (DNU) 70/2023, which repealed and amended more than 300 laws at the end of 2023, a restrictive fiscal policy was adopted. As a result, already in January there was a financial surplus that continued throughout the year, reaching a cumulative surplus of 0.3% of GDP in December. This result is due to the adjustment of primary expenditure by 26.9% and the temporary increase in the PAIS tax, which was finally eliminated.

In order to maintain fiscal balance, the national executive had to face legislative challenges. In this regard, the adoption of the Bases Law was a significant achievement, although its definitive version is less ambitious than the original text. In addition, the government vetoed two projects approved by the Argentine Congress that involved increasing public spending without income support, with respect to the university’s budget and its forecast assets.

The government managed to reduce inflation from 25.5% in December 2023 to 2.7% in December 2024. The slowdown was more pronounced than initially forecast according to the Central Bank’s (BCRA) survey, inflation was expected to be close to 227% for 2024, when the final index turned out to be 117.8%. This improvement was explained by a strict discipline in public accounts that prevented the issuance of money to finance the fiscal deficit. In addition, the crawling peg regime (a monthly rate of depreciation of the exchange rate) functioned as a nominal anchor; with the evolution of inflation, the BCRA decided to lower the rate of this rate from 2 to 1 per cent from February 2025.

Another milestone of the government was tax amnesty conducted between August and November. US$20.085 million in cash and US$2.432 million in other charges were settled. Thus, private sector dollar deposits grew by US$16 billion and loans to the private sector in dollars increased by US$8.9 billion.

The positive shock of laundering was well received by the market, as it allowed BCRA to increase its gross and net reserves from the settlement of dollar loans in the foreign exchange market. Also, the fact that the monetary authority functioned as buyer in the last part of the year changed the expectations of economic agents, causing a significant drop in country risk to reach 635 points at the end of the year. It should be noted that the government cancelled the maturities of capital and interest on bonds that operated in the month of January 2025 for a total of US$4.5 billion (US$2.9 billion in capital and US$1.6 billion in interest). In turn, the BCRA announced a REPO with international banks, with BOPREAL Series 1-D bonds for a total bid amount of US$1 billion and a final term of 2 years 4 months. In this way, the government begins to show different alternatives for financing future debt maturities.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

In relation to the IMF agreement, and after its continuity in 2023 was endangered due to the failure of all established targets, this year the fiscal target was exceeded, and the third quarter reserve goal was not reached. At the end of the reporting year and during January 2025, there was talk of a possible new agreement for the first four months of 2025, with the possibility of receiving new funds.

In relation to the economic data, with a cumulative year-on-year decline of 1.8% (latest data for December), the evolution of the national economy was affected by the development of construction (-17.6%), which suffered the brake of public works, industry (-9.2%) and trade (-7.6%), the European Commission has published a report on the situation in the United States of America. Compensation was provided by the agricultural sector, which rebounded 30.9% after the severe drought of 2023, and mining and quarrying, which grew 7.2%.

Economic activity was not homogeneous, falling at the beginning of the year but expanding in the following months. Until April, the EMAE fell 1.9% compared to December 2023, in the seasonally adjusted series, and grew to 6.8% between May and December.

In addition, at the end of November (latest available data), 113,000 seasonally adjusted jobs were lost, while total wages showed a 12.7% year-on-year increase in real terms at the end of December.

The year ended with an overall inflation rate of 117.8%, marking a significant decrease from 211% recorded for 2023. Disinflation is due to the fact that the National Treasury did not require monetary financing from the B.C.R.A. and, at the same time, an adjustment of relative prices was achieved. Thus, while regulated prices rose by 205.9%, core inflation and seasonal prices rose by 105.5% and 87.3%, respectively.

The government closed the year with a fiscal surplus of approximately 0.3% of GDP, while the primary surplus was 1.8%. The improvement in the fiscal result occurs despite the fact that revenues fell by 5.2% in real terms, with a 26.9% reduction in public expenditure. In this respect, the reduction of social welfare expenditure accounted for 32.6 per cent of the total, becoming the most crucial factor. Capital expenditure was the most reduced: 77.3% in real terms.

The trade balance showed a surplus of US$18,899 million, compared with a deficit of US$6,932 million in the previous year. The improvement is explained by an increase of 19.4% in exports, which reached US$79,721 million; imports fell 17.5%, with a result of US$60,822 million. With respect to the level of international reserves, 2024 closed with a stock of US$29,612 million, implying an increase of US$6,539 million compared to 2023.

In relation to monetary policy, at the beginning of 2024, the BCRA stopped bidding on liquidity letters (LELIQs) and passive passes became the instrument of monetary policy. Then, in March, the entity lowered the pass rate from 100% to 80% of TNA and additionally released the market rates that were heavily regulated since 2020. By May, the pass rate was already 40% n.a. Since then, the government has begun a process of transferring remunerated liabilities from the BCRA to the Treasury.

In this context, the banks initially disarmed their position in passive passes to go to tenders of the Treasury that offered Letras Capitalizables (LECAPs). Then, they accelerated the process and BCRA stopped renewing passes. The Treasury also issued $20 billion Liquidity Tax Bills (LEFIs) that were purchased by BCRA. As a result, banks buy and sell LEFIs to the BCRA to manage their daily liquidity.

On the other hand, BCRA has a monetary base target of $47.7 billion. It represents the April 2024 Broad Monetary Base, which consists of the monetary basis plus the remunerated liabilities at that time. In this way, the money base will grow month by month as the demand for money increases and banks satisfy it by selling LEFIs to the BCRA. As of 30 December, the monetary base was $29.7 trillion.

With regard to the financial system, during 2024 there was an improvement in the main macroeconomic indicators, with a significant reduction in the inflation rate and interest rates. In the new context, the financial system began to show early signs of recovery: demand for credit grew again, as did dollar deposits, reflecting the success of the tax amnesty law. In addition, the BCRA removed some regulations implemented in previous efforts, such as the setting of a minimum interest rate to be paid by financial institutions on fixed

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

terms, the maximum interest rates in the Productive Investment Financing Lines (LIP) (which continued to be the main tool used to channel credit to MiPyMEs), as well as the setting of maximum interest rates for credit card financing.

According to the data available in December 2024, the ratio of deposits and loans of the private sector in pesos to GDP was 13.0% and 8.8%, while in December 2023 the levels were at 17.1% and 8.1%, respectively. Total private sector deposits increased by 128 per cent (+5 per cent in real terms), while total loans to the private sector rose by 230 per cent year-on-year (+52 per cent in real terms). Also, market interest rates had a significant fall throughout the year: by case, BADLAR (private banks) fell 77.81 points, due to the decline in the nominality of the economy, and the monetary policy rate (Letras Fiscales de Liquidez - LEFI) was 32% (when in December 2023 the passive pass was at 100%). As of December 2, 2024 the BCRA presented the Wholesale Rate of Argentina (TAMAR), calculated on the basis of fixed term deposits of 1,000 million pesos or more, with a maturity of 30 to 35 days. Its distinctive feature is the minimum number of deposits eligible for calculation, which will be updated annually. In December, TAMAR averaged 35.18 per cent of NCT, while BADLAR averaged 32.88 per cent.

The liquidity and solvency of the financial system remain at elevated levels.

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

Grupo Supervielle´s Exposure to Public Sector
Central Bank of Argentina (including repo transactions)	949,082,379
Exposure to Government Securities and Treasury Bonds	949,082,379
Loans to Public Sector	3,231,834
Total exposure to Public Sector	952,314,213
Over Total Assets	21.14%
Over Shareholder´s equity	119.22%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

On April 11, 2025, the Central Bank announced the start of “phase 3” of its economic program which introduces significant changes to its monetary and exchange rate policy. A managed floating exchange rate system was implemented, allowing the U.S. dollar to fluctuate within a band of Ps.1,000 to Ps.1,400, adjusted monthly by approximately 1%. The Argentine government lifted foreign exchange controls as a result of which individuals now face no restrictions to access the official exchange market, and tax surcharges are eliminated, except for tourism and credit card transactions. For corporations, restrictions on import payments and dividend repatriation were eased, while a new BOPREAL bond was introduced to address legacy external liabilities. The export incentive program known as the “dólar blend” was eliminated to simplify the exchange market. The monetary policy framework was reformed to focus on strict control of monetary aggregates, particularly the M2 private transactional aggregate, with no monetary financing of the fiscal deficit or interest payments on Central Bank liabilities. These measures are supported by a US$20 billion Extended Facilities Program agreement with the IMF. In April 2025,  US$15 billion were disbursed to Argentina by the IMF under this agreement with full availability for budgetary and balance of payments support. These funds will be complemented by an additional US$6.1 billion in financing from other international organizations. A portion of the IMF resources will be used by the Ministry of Economy to repurchase non-transferable bonds held by the Central Bank in order to strengthen its balance sheet. The Extended Facilities Program agreement also establishes quarterly performance criteria in order to reinforce monetary discipline and align with the Central Bank’s new framework.

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2024, presented in comparative format

(Expressed in thousands of pesos)

35. SUBSEQUENT EVENTS

On January 14, 2025, Banco Supervielle S.A. issued its class J Corporate bonds at a fixed rate of 4.18% with maturity on July 14, 2025 (6 months from the date of issue and settlement), for a nominal value of U$s $50,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The principal and interest of Class J Corporate Bonds shall be paid in full in a single payment, to be made on the due date.

On February 7, 2025, Banco Supervielle S.A. issued its class K Corporate bonds at a fixed rate of 4.15% with maturity on August 7, 2025 (6 months from the date of issue and settlement), for a nominal value of U$s 28,382. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The principal and interest of Class K Corporate Bonds shall be paid in full in a single payment, to be made on the due date.

On February 7, 2025, Banco Supervielle S.A. issued its class L Corporate bonds at a variable rate equivalent to the sum of the Tamar rate from private banks plus a margin of 2.75% with maturity on February 7, 2026, for a nominal value of $50,974. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The capital of the L-class Corporate Bonds shall be paid in full in a single payment, to be made on the due date, and interest shall be payable quarterly on the following dates: 7 May 2025, 7 August 2025, 7 November 2025, and the due date.

On March 7, 2025, Banco Supervielle S.A. issued its class M Corporate bonds at a variable rate equal to the sum of the Tamar rate from private banks plus a margin of 2.75% with maturity on March 7, 2026, for a nominal value of $30,580. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The capital of the M-class Corporate Bonds will be paid in full in a single payment, to be made on the due date, and interest will be payable quarterly on the following dates: June 7, 2025, September 7, 2025, December 7, 2025 and the due date.

In addition to this, there are no events or transactions between the financial year-end and the date of issue of the consolidated financial statements that could significantly affect the balance sheet and the results of the Company as at closing of the current fiscal year.