Form 20-F/A
period 2024-12-31
Grupo Supervielle S.A.
filed 2025-11-26
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Title of class	Number of shares outstanding
CClass B ordinary shares, nominal value Ps.1.00 per share	375,992,997
CClass A ordinary shares, nominal value Ps.1.00 per share	61,738,188

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

Grupo Supervielle S.A. (the “Company”) is filing this exhibit-only Amendment No. 1 (“Amendment No. 1”) to its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Form 20-F”), originally filed on April 21, 2025. The sole purpose of this Amendment No. 1 is to amend the exhibit 1.1 of the Form 20-F to include the updated bylaws of the Company.

In connection with the filing of this Amendment No. 1, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of such certifications have been omitted. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment No. 1.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any other information set forth in the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F and no revisions are being made to the Company’s financial statements pursuant to this Amendment No. 1. The filing of this Amendment No. 1 should not be understood to mean that any statements contained in the Form 20-F and this Amendment No. 1 are true or complete as of any date subsequent to the original filing date of the Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Form 20-F.

Item 19.Exhibit Index

Exhibit Number	Description
1.1	Bylaws of Grupo Supervielle (English translation) (filed herein).
2.1

Deposit Agreement among Grupo Supervielle, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, dated May 18, 2016 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on May 1, 2017).

2(d)	Description of Securities Registered under Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 2(d) to our Annual Report on Form 20-F (File No. 001-37777) filed on April 26, 2023).
8.1	List of subsidiaries of Grupo Supervielle (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on April 21, 2025).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on April 21, 2025).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herein).
13.1

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 to our Annual Report on Form 20-F (File No. 001-37777) filed on April 21, 2025).

97	Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-37777) filed on April 26, 2024).
101. INS	Inline XBRL Instance Document.
101. SCH	Inline XBRL Taxonomy Extension Schema Document.
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

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

Date: November 26, 2025