Form 20-F
period 2025-12-31
Grupo Supervielle S.A.
filed 2026-04-08
CIK 1517399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 (excluding shares held by the Company’s treasury as of December 31, 2025) was:

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

The term “customers” refers to individuals and entities that have at least one active product with us and made at least one transaction in the previous 90 days.

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

For information from January 1, 2023 to December 31, 2023, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.500  million, the term “SMEs” refers to companies with annual sales over Ps.500 million and below Ps.5 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.5 billion. For information from January 1, 2024 to December 31, 2024, the term “small businesses” refers to individuals and businesses with annual sales up to Ps.1.5 billion, the term “SMEs” refers to companies with annual sales over Ps.1.5 billion and below Ps.10 billion, the term “middle-market and large companies” refers to companies with annual sales over Ps.10 billion. For information from January 1, 2025 to December 31, 2025, the term “small businesses” refers to individuals that perform professional or commercial activities, the term “SMEs” refers to companies with annual sales up to Ps.34 billion, and the term “middle-market and large companies” refers to companies with annual sales over Ps.34 billion. Since January 1, 2026, the term “small businesses” refers to individuals that perform professional or commercial activities, the term “SMEs” refers to companies with annual sales up to Ps.34 billion, and the term “middle-market and large companies” refers to companies with annual sales over Ps.34 billion. Although the main criteria for these definitions is annual sales, in some cases the definitions also consider whether these individuals, businesses and companies provide adequate customer service models pursuant to the requirements which apply to them.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This annual report contains our audited consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2025.

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

Our consolidated financial statements contained in this annual report differ in certain material respects from our financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 prepared in accordance with Argentine Banking GAAP and filed with the CNV.

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

v

Currencies and Rounding

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” and “$” refer to the legal currency of Argentina.

We have translated certain of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts as of December 31, 2025 was Ps.1,459.4167 to U.S.$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of December 31, 2025. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The reference exchange rate reported by the Central Bank was Ps.1,387.7212 per U.S.$1.00 as of April 1, 2026. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy” and “Item 3.D. Risk Factors—Risks Relating to Argentina—The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.”

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

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D. Risk Factors,” “Item 5.A. Operating Results,” and “Item 4.B. Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

(i)	changes in general economic, financial, business, political, legal, social or other conditions in Argentina;
(ii)	fluctuations in inflation, interest rates, the exchange rate of the Peso and international reserves;
(iii)	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine government;
(iv)	changes in funding costs, liquidity conditions, interest rates and the cost of deposits, which may, among other things, affect margins;
(v)	Argentina’s compliance with the commitments and conditions included in the agreements with the International Monetary Fund (“IMF”) and the United States Department of the Treasury;
(vi)	unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;
(vii)	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected volatility in domestic and international financial markets;

(viii)	changes in government regulation, including tax and banking regulations;
(ix)	the impact of the imposition of trade tariffs on the global and Argentine economy;
(x)	adverse legal or regulatory disputes or proceedings;
(xi)	credit and other risks of lending, such as increases in defaults by borrowers;
(xii)	exposure to Argentine government liabilities and fluctuations and declines in the value of Argentine public debt;
(xiii)	increased competition in the banking, financial services, credit card services, asset management and related industries;
(xiv)	a loss of market share by any of our main businesses;
(xv)	increase in the allowances for loan losses;
(xvi)	technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;
(xvii)	cybersecurity events and disruptions in information technology systems;
(xviii)	risks related to the use of artificial intelligence in our business;
(xix)	the impact of pandemics, epidemics and other health events, and government measures taken in response to them, on economic activity, our results of operation and our operations;
(xx)	our ability to implement our business strategy; and
(xxi)	other factors discussed under “Item 3.D. Risk Factors” in this annual report.

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

●	Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.
●	The measures implemented by the current Argentine government may affect our business and results of operations.
●	If the levels of inflation increase, the Argentine economy and our business and financial condition could be adversely affected.
●	A decrease in international prices for the main commodities exported by Argentina or a significant decline in their production could negatively affect Argentina’s economic condition.
●	The return to a persistent fiscal deficit could result in long lasting adverse consequences for the Argentine economy.
●	Fluctuations in the value of the Peso could adversely affect the Argentine economy.
●	The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.
●	The Argentine government’s ability to obtain financing from the international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.

●	Developments in other countries may adversely affect the Argentine economy and our financial performance.
●	We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.
●	The stability of the Argentine financial system depends upon the ability of financial institutions, including the Bank, to retain the confidence of depositors.
●	The growth and profitability of the Argentine financial system partially depend on the development of medium and long-term funding sources.
●	The asset quality of financial institutions, including ourselves, may continue deteriorating if the Argentine private sector is affected by adverse macroeconomic conditions in Argentina, due to volatility in interest rates and in the event of loss of disposable income.
●	Argentine financial institutions, including us, have significant exposure to public sector debt and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations.
●	Changes in market conditions and any associated risks, including interest rate and currency exchange volatility, could materially and adversely affect our results of operations and financial condition.
●	Reduced spreads between interest rates on loans and those on deposits could adversely affect the Bank’s profitability.
●	Due to our exposure to middle and lower-middle-income individuals and SMEs, the quality of our loan portfolio is more susceptible to economic downturns and recessions.
●	Our estimates and established reserves for credit risk and potential credit losses may prove to be insufficient, which may materially and adversely affect our asset quality and our results of operations and financial condition.
●	The Bank’s revenues from its business with senior citizens could decrease or cease to grow if the agreement with ANSES is terminated or not renewed.
●	Cybersecurity events could negatively affect our reputation, results of operations and financial condition.
●	Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

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

The Argentine economy has experienced significant volatility in the past decades, including multiple periods of low or negative growth and high levels of inflation and currency depreciation, and may experience further volatility in the future. In 2025, Argentina’s GDP increased by 4.4% compared to 2024, according to data published by the Argentine Institute of Statistics and Census (Instituto Nacional de Estadística y Censos de la República Argentina or “INDEC”). A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities.

Argentine economic conditions are dependent on a variety of factors, including the following: (i) domestic production, international demand and prices for Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Peso against foreign currencies; (iv) the rate of inflation; (v) the government’s fiscal deficits or surpluses and the level of expenditure by the Argentine government; (vi) the government’s public debt levels; (vii) foreign and domestic investment and financing; (viii) governmental policies and the legal and regulatory environment; (ix) fluctuations in the Argentine Central Bank’s international reserves; (x) labor disputes and work stoppages; (xi) the level of unemployment; and (xii) political instability and social tensions. Government policies and regulation –which at times have been implemented through informal or de facto measures and have been subject to radical shifts– that have had a significant impact on the Argentine economy in the past have included, among others: (i) monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation; (ii) restrictions on exports and imports; (iii) price controls; (iv) mandatory wage increases or prohibition of dismissals; (v) taxation; and (vi) government intervention in the private sector.

On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. Following President Milei’s inauguration, the Argentine Executive Branch enacted Decree No. 70/2023, which outlines a series of measures aimed at reducing the size of the public administration and public expenses, as well as de-regulating the Argentine economy. In addition, on June 28, 2024, the Argentine Congress approved the draft bill entitled “Bases and Starting Points for the Freedom of the Argentine People” (the “Ley de Bases”). The Ley de Bases established a series of legal, institutional, and tax reforms affecting various sectors of the economy. The Argentine administration has indicated that it intends to implement business friendly policies, but we cannot assure you that it will be able to implement these policies, considering that it does not hold a majority of the representatives in either chamber of the Argentine Congress. Political uncertainty in Argentina regarding the policies adopted and that may be adopted in the future by the current Argentine administration could lead to further volatility in the market prices of the securities of Argentine issuers and could have a material adverse effect on the economy or on Argentina’s ability to meet its obligations, which in turn could adversely affect our financial condition and results of operations.

On September 7, 2025, provincial mid-term legislative elections were held in the Province of Buenos Aires. The political party Fuerza Patria obtained 47.3% of the votes, whilst President Milei’s party, La Libertad Avanza, received 33.7% of the votes. Following the election, the international and domestic capital markets responded negatively, resulting in increased volatility in Argentine assets and a decline in equity and bond prices. On October 26, 2025, national mid-term legislative elections were held across Argentina to renew half of the seats in the Chamber of Deputies of the Argentine Congress and one third of the seats in the Senate. President Milei’s party, La Libertad Avanza, obtained approximately 40.7% of the votes for the Chamber of Deputies and approximately 42.0% for the Senate, while the main opposition coalition, Fuerza Patria, obtained approximately 31.7% of the votes for the Chamber of Deputies and approximately 28.4% for the Senate. Even with the new composition of the Argentine Congress, the Argentine Executive Branch still requires consensus to implement its agenda, including its ability to push forward the deregulation measures foreseen in the Ley de Bases.

In September 2025, the Senate approved a bill intended to restrict the authority of the executive branch to issue Decrees of Necessity and Urgency, thereby increasing legislative oversight of future policymaking. In addition, the Argentine Congress has recently reinstated certain regulations that were previously vetoed by the executive branch. The ongoing tensions between the legislative and executive branches may result in further changes to the regulatory framework, which could adversely affect our business, operations, financial condition and results of operations.

In this context, the Argentine government has continued to promote legislative reforms, including Law No. 27,799 which introduced tax reforms, such as establishing a new tax innocence regime, and Law No. 27,802, which introduced a labor reform, including substantial changes to hiring modalities, severance calculations, leave entitlements, working hours, collective labor disputes and the collective bargaining regime. On March 1, 2026, President Milei announced his intention to submit a broad package of structural reforms aimed at redesigning the institutional framework of the government. The proposed package consists of approximately 90 bills across multiple ministries and includes amendments to the Argentine Civil and Commercial Code, the Argentine Civil and Commercial

Procedure Code, and the Argentine Customs Code and the Criminal Code, and reforms affecting the tax system, education, the electoral system, the judiciary and the armed forces. As of the date of this annual report, it is uncertain whether these proposed reforms will be approved, and, if approved, their impact remain uncertain.

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

The current Argentine administration faces significant macroeconomic challenges, such as continuing to reduce the inflation rate, achieving and sustaining commercial and fiscal surpluses, accumulating reserves, supporting the peso, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy based on different factors that affect it, including the conflict between Ukraine and Russia, and the conflict in the Middle East, the trade policies implemented by the new U.S. administration, including the imposition of new tariffs that could affect cross-border commerce, and the political and economic situation in Venezuela.

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

In recent years, Argentina has confronted high inflationary pressures, and continues to do so. In 2023, the INDEC registered an increase in CPI of 211.4% and an increase in WPI of 276.4%, which represents the highest annual inflation since 1991. In 2024, the INDEC registered an increase in CPI of 117.8% and an increase in WPI of 67.1%. In 2025, the INDEC registered an increase in CPI of 31.5% and an increase in WPI of 26.2%. The CPI published by the INDEC for the months of January and February 2026 was 2.9%.

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

On March 5, 2026, the Argentine Central Bank announced that the new inflation estimate for 2026 is 26.1% pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado). We cannot assure you whether inflation rates will decrease, remain flat or escalate in the future or that the measures adopted or that may be adopted by the administration to control inflation will be effective or successful. If inflation levels rise, the development of the Argentine economy and the Argentine financial system could be negatively impacted and, in particular, our costs of operation could increase, which may negatively affect our business, financial condition and results of operations.

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

Given the reliance of the Argentine economy on agricultural commodities, which represent a significant portion of Argentina’s export revenues, Argentina is vulnerable to weather events. In 2018 and 2023, droughts occurred in Argentina which negatively affected the production of Argentina’s agricultural commodities, reducing fiscal revenues and the inflow of U.S. dollars. The negative impact that these droughts had on the agriculture sector in Argentina was exacerbated by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. In addition, in 2024, rainfall in the core region of Argentina, the most productive area of the country, was close to the historical average, although in December 2024 rainfall was below the historical average. If any severe weather events, including droughts, occur in the future, productive activities in Argentina, the level of foreign exchange reserves in the Central Bank and the Argentine economy as a whole could be adversely affected.

In addition, in recent years oil has become an increasingly relevant export commodity for Argentina. Argentina has recently become a net exporter of crude oil, largely due to increased production from unconventional shale formations, including the Vaca Muerta shale oil and gas formation, and oil production volumes are expected to continue increasing as the development of these resources progresses. As a result, fluctuations in international oil prices or adverse developments affecting oil production could also negatively affect Argentina’s economic condition and, in turn, our business, financial condition and results of operations.

The conflict in the Middle East and the conflict between Russia and Ukraine have had and could continue to have a material adverse impact on global growth and international prices of oil, gas and other commodities, including those produced by Argentina. A long-term decrease in the international price of these commodities could negatively impact the prospects of Argentina and result in a decrease in foreign investment in Argentina. We cannot predict the impact that these policies may have on production levels and international prices, and how these impacts may affect the Argentine economy, including the development of oil and gas resources in Vaca Muerta.

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

During the past, the Argentine government has sustained high levels of fiscal deficit, and has resorted regularly to the Central Bank to source part of its funding requirements. In 2023, public sector revenues decreased approximately 4.7%, mainly as a result of the significant drop in income as a result of the drought which occurred in Argentina in 2023, public expenditures decreased 4.9%, mainly due to a reduction in real terms in social benefits and subsidies, and the government achieved a primary fiscal deficit of 2.7% of Argentina’s GDP. However, in 2024, public sector revenues increased approximately 7.2% in real terms and public expenditures decreased 4.4% compared to 2023, mainly due to the reduction of public works, and the government achieved a primary fiscal surplus of 1.8% of Argentina’s GDP. In 2025, public sector revenues increased approximately 4.6% in real terms and public expenditures increased 6.7% compared to 2024, mainly due to an increase in social benefits partially offset by lower subsidies, and the government achieved a primary fiscal surplus of 1.1% of Argentina’s GDP. As a result, the current Argentine administration has achieved two consecutive years of primary fiscal surplus, marking a significant shift from the persistent fiscal deficits recorded in prior years.

On December 27, 2025, the Argentine Congress approved the National Budget for fiscal year 2026, which is the first budget passed under the current administration, which projects a primary surplus of 1.2% of GDP and a zero fiscal deficit. According to legislators involved in the approval process, this marks the first time in 13 years that Argentina has approved a budget with a zero deficit target.

Despite the commitment from the current Argentine administration to eliminate the fiscal deficit, we cannot assure you that such levels of public expenditures and public sector revenues can be sustained by the Argentine government. As a result, we cannot assure you that in the future the Argentine government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect the liquidity and asset quality of the financial system and may have a negative effect on clients’ confidence in the financial system.

Fluctuations in the value of the Peso could adversely affect the Argentine economy.

Fluctuations in the value of the Peso have affected the Argentine economy in the past. Since January 2002, the value of the Peso has fluctuated significantly. Persistent high inflation, exchange controls and restrictions on foreign trade have resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2023, 2024 and 2025, the Peso depreciated against the U.S. dollar 356.4%, 27.7% and 41.4%, respectively. As of April 1, 2026, the exchange rate was Ps. 1,387.7212  per U.S.$1.00.

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

In the past, the Argentine government has increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine government significantly curtailed access to the official foreign exchange market, including by establishing mandatory refinancing requirements on foreign currency-denominated indebtedness. As a result, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate.

The current administration has adopted measures to ease foreign exchange restrictions, including lifting substantially all the restrictions that applied to individuals who seek to access the official exchange market. On April 11, 2025, Argentina adopted a managed floating exchange rate regime with intervention bands, allowing the U.S. dollar rate to fluctuate within a predetermined range.  On December 15, 2025, the Central Bank announced a new monetary policy phase effective January 1, 2026, adjusting the bands monthly based on prevailing inflation levels to mitigate episodes of excessive volatility while allowing the exchange rate to fluctuate according to market conditions. In the first months of 2026, the Central Bank purchased approximately U.S.$4.0 billion in foreign currency under this policy. However, we cannot assure that the Central Bank will be able to continue purchasing foreign currency at the current pace, the frequency of such purchases, or whether these purchases will be sufficient to meet Argentina’s upcoming foreign currency-denominated debt obligations, which could adversely affect Argentina's access to international financing and, consequently, our business, financial condition and results of operations. As a result of these measures, the gap between the official exchange rate and other informal exchange rates that arise implicitly from certain capital market transactions narrowed significantly in 2025. For further information, see “Item 10.D. Exchange Controls”.

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

The Argentine government has repeatedly faced difficulties in the payment of its sovereign debt in the past. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.

Between 2018 and 2022, the Argentine government undertook several debt restructuring processes, including a three-year loan agreement with the IMF for U.S.$57.1 billion (the “IMF Agreement”), the restructuring of approximately U.S.$65 billion in global bonds issued under foreign law, a renegotiation of outstanding debt with the Paris Club members extending maturities to September 2028, and a 30-month extended fund facility with the IMF, totaling approximately U.S.$44 billion, to refinance principal maturities under the IMF Agreement. In June 2021, Morgan Stanley Capital International reclassified the Argentine market from an “emerging market” to a “standalone” market due to the prolonged severity of capital controls, resulting in a negative impact on the price of securities of several Argentine companies and potentially limiting their ability to obtain financing.

On March 11, 2025, the Argentine government issued the Emergency Decree No. 179/2025 which approved a new 10-year agreement with the IMF to refinance liabilities, including non-transferable treasury bills and the remaining amounts pending amortization under the IMF Agreement. On April 8, 2025, the IMF and the Argentine government entered into a new financing arrangement (the “New IMF Agreement”) for a total amount of approximately U.S.$20 billion and on April 11, 2025, the IMF approved an initial disbursement of U.S.$12 billion under the New IMF Agreement with an additional disbursement of U.S.$2 billion scheduled for June 2025. The New IMF Agreement has a ten-year maturity and an annual interest rate of approximately 5.63%. According to the IMF, Argentina is implementing an ambitious stabilization plan focused on the establishment of a strong fiscal anchor along with policies to bring down inflation. The success of these measures will depend on the Argentine government's ability to continue implementing economic reforms and maintain the political and social support necessary to achieve macroeconomic stability and sustainable economic growth. The IMF monitors Argentina’s compliance with the agreement at the end of each quarter. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). The success of these measures will depend on the Argentine government’s ability to continue implementing economic reforms and maintain the political and social support necessary to achieve macroeconomic stability and sustainable economic growth. On April 11, 2025, the World Bank and the Inter-American Development Bank (“IDB”) approved the granting of financial assistance to Argentina under multi-year programs in the amounts of U.S.$12 billion and U.S.$10 billion, respectively. On July 24, 2025, the IDB approved two additional loans totaling U.S.$ 1.2 billion to strengthen fiscal sustainability, improve the business climate, and boost competitiveness under the IDB’s new 2025-2028 country strategy for Argentina. These loans are part of the U.S.$10 billion financing package that the IDB will provide to Argentina’s public and private sectors over the next three years.

In September 2025, the Argentine government and the U.S. Treasury announced a framework for a bilateral currency swap line of up to approximately U.S.$20 billion, under which the Central Bank may draw U.S. dollars in exchange for Pesos. The agreement aims to support Argentina’s macroeconomic stability, with a particular focus on preserving price stability and promoting sustainable economic growth. The agreement sets forth the terms and conditions for bilateral currency swap transactions between the parties, which are expected to expand the Central Bank’s monetary and exchange policy toolkit and strengthen the liquidity of its international reserves. See “—Our business is largely dependent upon macroeconomic, political, regulatory and social conditions in Argentina.” As of the date of this annual report, the Argentine government has been disbursed approximately U.S.$2.5 billion under this swap line, which was fully repaid by the Argentine government on January 9, 2026. Although this swap line may help Argentina mitigate pressure on its foreign currency reserves in the short term, the full conditions—including the interest rate, maturity, collateral terms, and the timing and volume of future draws— have not been fully disclosed.

Due to past or potential future defaults on its indebtedness, and despite recent developments, we cannot assure you that Argentina will have access to international financing in the future, on reasonable terms or at all. If Argentina is not able to access financing, it may not be able to foster economic growth and invest in the country. As a result, we cannot assure you that private companies in Argentina, including us, will have access to financing on reasonable terms or at all, which could adversely affect our business, financial condition and results of operations.

Developments in other countries may adversely affect the Argentine economy and our financial performance.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy. In addition, Argentina may be affected by economic and market conditions in markets worldwide, as was the case in 2008 when the global economic crisis led to a sudden economic decline in Argentina in 2009, or in 2020 when the COVID-19 pandemic severally affected global economies.

In the past, emerging market economies have been affected by changes in U.S. monetary policy, at times resulting in the unwinding of investments and increased volatility in the value of their currencies. During 2018, the interest rate curve in the United States shifted upward, generating a generalized devaluation in emerging markets, with the Turkish Lira and the Peso being the most affected currencies against the U.S. dollar. However, in July 2019, the U.S. Federal Reserve cut rates for the first time since 2008, indicating an expectation of lower growth in the future, with long-term rates remaining low during 2020 and 2021. In March 2022, the U.S. Federal Reserve increased the federal funds rate by 0.25% for the first time since December 2018. During 2022, the U.S. Federal Reserve further increased the federal funds rate to a range between 4.25% and 4.50%. In February, March, May and July 2023, the U.S. Federal Reserve further increased the federal funds rate to 4.75%, 5.0%, 5.25% and 5.50%, respectively. However, in September, November and December 2024, the U.S. Federal Reserve decreased the federal funds rate to 5.0%, 4.75% and 4.50%, respectively. In September, October and December 2025, the U.S. Federal Reserve decreased the federal funds rate to 4.25%, 4.00% and 3.75%, respectively. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth.

On November 3, 2024, the United States held a presidential election in which President Trump was elected president of the United States. Mr. Trump assumed the presidency on January 20, 2025. The U.S. political environment may be affected by the congressional midterm elections scheduled for November 2026, which will determine control of both chambers of the U.S. Congress for the following legislative term. These elections will involve all seats in the U.S. House of Representatives and a portion of the seats in the U.S. Senate, and their outcome could influence the administration’s ability to advance its legislative agenda. Depending on the electoral outcome, changes in congressional leadership could affect the scope or implementation of U.S. economic and trade policies, including measures that may influence tariffs, supply chains, or market access for international exporters operating in or trading with the United States.

On February 5, 2026, Argentina and the United States signed a bilateral trade and investment agreement intended to reduce tariff and non-tariff barriers and expand investment between the two countries. Although the agreement is expected to facilitate increased trade between the two countries, its implementation, scope and interaction with existing or future tariff and trade measures remain subject to regulatory developments and policy decisions. As of the date of this annual report, the agreement has not been approved by the Argentine Congress.

On January 3, 2026, the United States conducted a joint U.S. Justice Department and military operation to apprehend and arrest Nicolás Maduro and his wife and bring them to trial in New York, which included airstrikes against certain targets in Venezuela, and President Donald Trump has indicated that the U.S. will oversee a transition of the Venezuelan government. As of the date of this annual report,, it is difficult to predict the development of the security, political and economic situation in Venezuela and the region, and further developments, including the escalation of military conflict and the potential for civil and social unrest, could may adversely affect and lead to increased volatility in financial and securities markets.

In June 2025, following Israeli strikes on Iranian military infrastructure, the United States launched a major air attack targeting Iran’s nuclear facilities at Fordow, Natanz, and Isfahan. The U.S. strikes caused significant damage and marked a dramatic escalation in U.S.-Iran tensions, raising fears of a wider regional war. On February 28, 2026, the United States and Israel further conducted several air strikes on Iran and in retaliation Iran fired ballistic missiles at Israel and targeted at least four U.S. military bases in the Persian Gulf. Since that date, intense military actions and bombings by the United States, Israel and Iran have continued in the Middle East, including reported attacks in other countries, such as Iraq, Saudi Arabia, Qatar and Bahrain. Continuation and further escalation of these conflicts could lead to the involvement of other countries in the conflict. The Argentine administration has publicly expressed its alignment with the United States and Israel in foreign policy matters, which could expose Argentina to diplomatic or trade repercussions from countries or blocs that oppose such positions.

In addition, the Russian invasion of Ukraine has disrupted global markets, contributing to significant volatility in commodity prices, particularly energy, and raising concerns about the security of global energy supplies. See “–A decrease in international prices for the main commodities exported by Argentina or a significant decline in their production could negatively affect Argentina’s economic condition.” The extent to which the conflicts described above may affect Argentina international relations, trade flows and overall economy remains uncertain, and any adverse consequences could in turn negatively impact our business, financial condition and results of operations.

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

These developments have had, and are likely to continue to have, a significant impact on international commodity prices, supply chains and inflationary pressures globally. Due to the uncertainties inherent in the scale and duration of these events and their direct and indirect effects, it is not reasonably possible to estimate the full impact on the world economy and global financial markets, on the Argentine economy and, consequently, on our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this annual report. We cannot assure you that events in other market countries will not adversely affect our financial performance.

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

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744, the Labor Reform (as defined below) and Collective Bargaining Law No. 14,250 (as amended from time to time, the “Collective Bargaining Law”), which, among other things, dictate how salary and other labor negotiations are to be conducted. Most industrial or commercial activities are regulated by a specific collective bargaining agreement that groups together companies by industry and trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the respective union and to whom the collective bargaining agreement applies.

In March 2026, the Labor Modernization Law No. 27,802 (the “Labor Reform”) was enacted. As of the date of this annual report, the Labor Reform has not been fully implemented. The Labor Reform introduces substantial changes to the labor framework, including provisions related to hiring modalities, severance calculations, leave permits, working hours, collective labor disputes, the regulation of essential services, the collective bargaining regime, and the treatment of compensation structures. The Labor Reform also modifies the treatment of workplace assemblies and establishes new parameters governing the exercise of the right to strike in certain activities deemed essential. Since its enactment, the Labor Reform has been subject to a number of judicial challenges brought by labor unions and the General Confederation of Labor (Confederación General del Trabajo, or “CGT”), among others. While the injunction sought by the CGT to suspend certain provisions of the Labor Reform was rejected, the Argentine courts have suspended the applicability of 83 articles of the Labor Reform. As of the date of this annual report, the Argentine government has announced that it will appeal such suspension. We cannot predict the ultimate outcome of these or any future judicial challenges, whether additional claims may be brought, or the extent to which court decisions may affect the implementation or scope of the Labor Reform. For more information about the Labor Reform, see “Item 6. Directors, Senior Management and Employees–Employees–Compensation.”

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

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2025 Corruption Perceptions Index survey of 182 countries, Argentina was ranked 104th.

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

Pandemics or other global health crises, such as the COVID-19 pandemic, could disrupt our business operations, affect our workforce and supply chain, and limit the availability of transportation or essential services. Measures adopted by governments in response to such events, including quarantines, travel restrictions or shutdowns, may affect business continuity and our ability to maintain normal operations.

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

Changes adopted by the Argentine government to the regulatory regime applicable to the Argentine financial sector may adversely affect financial institutions, including us.

During 2025, the Argentine government has enacted several regulations amending the regulatory framework for financial institutions, including changes to minimum cash requirements, reserve requirement calculation methods, and the allocation of reserve requirements to government securities.

In July 2025, the Central Bank discontinued the use of LEFIs, as part of a broader monetary policy tightening. The phase-out of the LEFI program, combined with higher reserve requirements and the increase in policy and market interest rates, resulted in a significant contraction of financial systems liquidity. These measures increased short-term funding costs, reduced the availability of lendable funds, and led to greater volatility in interbank and deposit rates. See “Item 5. Operating and Financial Review and Prospects—Material Trends Related to Argentina and the Argentine Financial System” in this annual report.

We cannot assure you that future changes in the regulations and the policies of the Argentine government will not adversely affect financial institutions in Argentina, including us, our business, results of operations and financial condition. An unstable regulatory framework would impose significant limitations on the activities of the financial system, including ours, and it would give rise to uncertainty in regards to our future financial performance.

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

In addition, financial deepening in Argentina remains limited. As of December 31, 2025, private sector deposits represented approximately 21.1% of GDP, compared to approximately 19.3% as of December 31, 2024. This limited level of deposits relative to GDP may constrain the growth and resilience of the financial system and may exacerbate the effects of adverse macroeconomic conditions on financial institutions.

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

The potential mismatch between the maturities of funding sources and those of loan portfolios as a result of the increase in private sector credit in Argentina during 2024 and 2025 could adversely affect Argentina’s economy and the Argentine financial sector.

As of December 31, 2025, private sector credit in Argentina relative to GDP increased to 14.8%, compared to 10.7% as of December 31, 2024, in accordance with data published by the Central Bank. The expansion of new credit within the Argentine financial system depends on sustained deposit levels. The short-term nature of the Argentine financial system’s deposit base could lead to a reduction in liquidity levels due to the mismatch between the maturities of funding sources and those of the loan portfolio. Although current liquidity indicators remain adequate, the recent tightening of monetary conditions, including the elimination of LEFI instruments and the increase in reserve requirements, could exacerbate liquidity risks in the event of deposit withdrawals or shifts in market sentiment. There can be no assurance that liquidity levels will not deteriorate in the future due to adverse economic conditions. In the medium term, the growth of credit will continue to depend mainly on the rise in deposit levels. If Argentine financial institutions, including us, are unable to access adequate sources of medium- and long-term funding or are required to pay high costs to obtain such funding, their capacity, as well as ours, to broaden their loan portfolios may be negatively impacted.

The asset quality of financial institutions, including ourselves, may continue deteriorating if the Argentine private sector is affected by adverse macroeconomic conditions in Argentina, due to volatility in interest rates and in the event of loss of disposable income.

The capacity of many Argentine private sector debtors to repay their loans deteriorated significantly in 2025, as a result of Argentina’s macroeconomic environment, significant volatility in interest rates, particularly the sharp increase in rates during the second half of 2025, a loss of disposable income, and uneven economic performance across industries, which affected debtors differently depending on the sector in which they operated. As a result, the asset quality of financial institutions, including the Bank, was adversely affected. According to data published by the INDEC, Argentina’s GDP increased by 4.4% in 2025. A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities.

The Argentine economy remains fragile and volatile, with high inflation rates (117.8% in 2024 and 31.5% in 2025) affecting, among others, the purchase power of consumers. Although in December 2025 the wage index increased by 38.2% compared to December 31, 2024, mainly driven by increases of 28.7% in the registered private sector, 28.9% in the public sector, and 87.9% in the unregistered private sector, wage growth did not fully offset the impact of inflation, reduced disposable income and tightened financial conditions for many borrowers.

As a result, in 2025 the non-performing ratio of credit to private sector showed a significant deterioration compared to 2024, increasing from 1.5% in December 2024 to 5.5% in December 2025. As of December 31, 2025, the non-performing loan ratio for loans granted to individuals and the non-performing loan ratio for loans granted to companies increased to 10.6% and 2.5%, respectively, compared to 2.5% and 0.7% as of December 31, 2024, respectively. Additionally, the Argentine financial system reduced its coverage, with provisions representing 98% of the non-performing loan portfolio as of December 31, 2025, below the levels recorded in 2024.

If Argentina’s economic activity deteriorates, including through continued pressure on household and corporate disposable income, sustained interest-rate volatility, further tightening of financial conditions or uneven sectoral growth, there could be a substantial increase in the incidence of non-performing loans, which could have a material adverse effect on our business, results of operations and financial condition. If customers are not able to repay their loans, the quality of the Bank’s assets may deteriorate and loan loss provisions may increase, which could, in turn, adversely affect our results of operations and financial condition.

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

Argentine financial institutions usually hold public sector debt issued by the national, provincial and municipal governments and securities issued by the Central Bank as part of their portfolios. During 2025, the exposure by Argentine financial institutions to public sector debt continued decreasing, transferring a significant portion of such credit to the private sector. As a result, the real balance of credit to the private sector accumulated an increase of 36.7% as of December 31, 2025 compared to 2024.

As of December 31, 2025, the exposure of the financial institutions to the public sector represented 26% of total assets. As of December 31, 2025, our exposure to the public sector amounted to Ps. 1,529 billion, representing 20% of our total assets as of that date. As a result, our income-generating capacity may be materially impacted by the Argentine public sector’s debt repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.

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

We expect competition in the banking and financial sector to continue to increase, including as a result of the expansion of digital banks, which has put pressure on market interest rates and has required us to adjust the rates we offer in order to remain competitive. If we are not able to maintain profitable spreads between interest that we earn on the loans that we grant and the interest that we pay on the deposits that we hold (including those held in payroll accounts and SME accounts that pay interests), our results of operations and financial condition may be materially adversely impacted.

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

If financial intermediation activity volumes relative to Argentina’s GDP does not increase to significant levels, the capacity of financial institutions, including the Bank, our main subsidiary, to generate profits may be negatively affected.

As a result of the 1999-2002 financial crisis, which adversely affected the Argentine economy, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of Argentina’s GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of that crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Although private credit relative to GDP grew after the 1999-2002 financial crisis, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the 1999-2002 crisis. As of December 31, 2025, the ratio of private sector deposits and loans to GDP was 21.1% and 14.8%, respectively, compared to 19.3% and 10.7% in 2024.

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

Furthermore, the rules that govern the credit card business provide for variable caps on the rates and fees that financial entities may charge to clients, and enable courts to decrease the interest rates and fees agreed upon by the parties if they are deemed excessively high. The maintenance of limits imposed by the Central Bank and any further reduction in credit and debit card sales commissions could adversely affect our profitability, results of operation and financial condition.

A change in the applicable law or court decisions lowering the cap on interest rates and fees would reduce the Bank’s revenues, which could negatively affect our consolidated results.

The implementation of measures regarding the charging of fees and regulated rates could adversely affect our financial condition and results of operations.

In the past, the Central Bank enacted regulations imposing limits on the fee amounts and interest rates that Argentine financial entities, including the Bank, can charge to their customers. As of the date of this annual report, these limitations apply only to certain financial products, including maximum interest rates on credit card transactions and fees on specific deposit accounts. These limits may affect the interest rates and fees earned by us, potentially resulting in a reduction in our income or in the customer demand for our products. Additionally, if we increased the interest rates and fees that we charge to our customers (or if these interest rates and fees were raised by the Central Bank), the debt service obligations for our customers could expand, potentially leading to higher levels of delinquent loans or discouraging customers from borrowing. We cannot assure that the current limitations will remain unchanged or that the Central Bank may extend, tighten, or introduce additional restrictions in the future.

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

Class actions against financial institutions for an undetermined amount may adversely affect the profitability of the financial system and of some of our subsidiaries, such as the Bank and InvertirOnline S.A.U.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including the Bank and InvertirOnline S.A.U. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The Argentine constitution and the Consumer Protection Law contain certain provisions regarding class actions, although their guidance with respect to procedural rules for class action cases is limited. Argentine courts have admitted class actions in various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products commissions and interest rates. Some of these lawsuits have been settled by the parties. These settlements typically involved an undertaking by the financial institution to adjust the fees and charges. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

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

In January 2021, a legal action was filed against the Autonomous City of Buenos Aires in order to declare Laws No. 6,382 and No. 6,383 unconstitutional, which seek to burden the returns derived from securities, bonds, bills, certificates of participation (equity) and other instruments issued or to be issued in the future by the Argentine Central Bank with turnover tax. Such legal action was filed under File No. CAF 18156/2020 (“ADEBA Asociación Civil de Bancos Argentinos y otros c/GCBA y otro s/Proceso de Conocimiento”) by the Association of Banks and most of its members. The Central Bank has filed a legal action for the same purpose.

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

In particular, our results of operations depend to a great extent on our net financial income. In 2023, 2024 and 2025, net financial income represented 97.5%, 97.8% and 88.6%, respectively, of our net operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net financial income or a decrease in customer demand for our loan or deposit products. In addition, increases in interest rates could result in higher debt service obligations for our customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates are highly sensitive to many factors beyond our control, including the minimum reserve policies of the Central Bank, regulation of the financial sector in Argentina, domestic and international economic and political conditions and other factors.

In addition to deposits from our customers, a percentage of our liquidity is derived from local banks and the local capital markets. As of December 31, 2025, our liquidity ratio was 48%, as measured by liquid assets, including cash, bank loans, government securities, net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market, as a percentage of total deposits.

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

The loan portfolio of our Personal & Business Banking segment includes individuals, small businesses and SMEs. As of December 31, 2025, our Personal & Business Banking segment (including commercial off balance sheet guarantees) represented approximately 53% of the consolidated loan portfolio (net of provisions), of which 37% corresponded to individuals and 15% corresponded to small businesses and SMEs. In addition, (i) 52% of our retail loan portfolio to individuals corresponded to loans granted to payroll and pension clients  (including senior citizens who receive their pensions and benefits through the Bank), (ii) 57% of our open market customers loan portfolio has collateral, (iii) 86% of the personal loans that we originate correspond to payroll and pension customers, and (iv) 59% of credit card volumes correspond to payroll and pension customers. A significant downturn in the Argentine economy could materially and adversely affect the liquidity, businesses and financial condition of our customers, which may in turn cause us to experience higher levels of non-performing loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect the credit quality of our loan portfolio, our asset quality, our results of operations and our financial condition.

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

Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the government pursuant to an agreement with ANSES that must be signed by any bank that intends to pay pensions or benefits on behalf of ANSES. The agreement between any such bank and ANSES expired on June 30, 2023. On July 25, 2023, ANSES issued Resolution No. 151/2023 which sets forth the new procedure of, and establishes new requirements for, the payment of social benefits, and the obligation of the banks that pay pensions or benefits on behalf of ANSES to sign new agreements with ANSES. The banks (including Banco Supervielle) are in the process of negotiating a new agreement with ANSES. In December 2025, the Bank made payments on behalf of ANSES to approximately 532,000 senior citizens and beneficiaries, and payments under approximately 210,000 social plans. Offering this service to senior citizens allows the Bank ready access to a pool of potential consumers of financial services. The Bank derives an important part of its revenues (19.7% in 2025) from the sale of financial services to senior citizens. The Bank has invested in cutting-edge service models and products that facilitate its senior citizen customers to make transactions. The Bank is prepared to continue to offer its services within the framework of the new agreement to be entered into with ANSES and to continue to be a leading bank in providing pension service payments.

The termination of the agreement with ANSES or ANSES’s failure to add new senior citizens to the payment service could have a negative effect on our business and results of operations.

Our controlling shareholder has the ability to direct our business, and potential conflicts of interest could arise.

Our controlling shareholder, Julio Patricio Supervielle, directly or beneficially owned as of March 31, 2026, 61,738,188 Class A shares with 5 votes per share and 50,621,289 Class B shares with one vote per share. Virtually all decisions made by shareholders will continue to be directed by our controlling shareholder. He may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a redemption of shares, effect a related party transaction and determine the timing and amounts of dividends, if any. According to our bylaws, a two-thirds vote by our Class A shares is required, regardless of the percentage of our total capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad, and a fundamental change in our corporate purpose. As of the date of this annual report, Mr. Supervielle owns 100 % of Class A shares. Mr. Supervielle’s interests may conflict with your interests as a holder of Class B shares or ADSs, and he may take actions that might be desirable to him but not to other stakeholders.

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

Cybersecurity incidents, such as computer intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions, could adversely affect the security of the information stored and transmitted through our computer systems and network infrastructure, potentially causing existing and potential customers to refrain from doing business with us. The global context and the adoption of hybrid work methodologies (in-person/home-office) mean that a portion of our workforce works remotely, as well as the increased use of digital channels and third party services, which can exacerbate certain risks for our business, including increased reliance on information technology (“IT”) resources, higher phishing risk and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal data.

It is widely known that there has been an exponential increase in the number of cybersecurity attacks conducted via email, instant messaging systems and social networks, including the emergence of artificial intelligence (“AI”). As cyberattacks evolve and become more sophisticated, companies strengthen their prevention and monitoring mechanisms and adopt new measures to mitigate cybersecurity risks, including those related to remote work security and third parties. We seek to integrate security earlier in the product lifecycle, including during pre-design, to reduce late-stage remediation, frictionless delivery and mitigate operational disruptions. Although we have insurance policies that protect us against cyber incidents, our monitoring capabilities have been reinforced, paying special attention to critical assets supporting business processes to prevent the materialization of threats, and, when necessary, to identify and respond immediately to any security incident that may occur. We have focused on improving automation to detect and prioritize remediation of misconfiguration that could affect resilience and security, aiming to reduce response time, while also reducing repetitive manual work to increase our capacity for higher-value analysis and prevention activities. Additionally, monitoring the Clear, Deep, and Dark Web to protect our customers by identifying and acting preventively against possible phishing, smishing, and brand abuse attacks. Our operating systems and networks have been, and will continue to be, subject to cybersecurity threats that are constantly evolving, and in the same way, our security technology platforms and operational procedures evolve to prevent damage.

Although we intend to continue implementing and updating our security technology devices and operational procedures to prevent cybersecurity damage, our systems may not be free from vulnerability and these security countermeasures may be defeated. If any of these events occur, our reputation could be damaged, entailing serious costs and affecting our business, as well as our results of operations and financial condition.

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

Additionally, we have established a Cybersecurity Center of Excellence within our operating model. Although from time to time we may face events that might be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading, we have implemented remediate plans to reduce their frequency. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our customers’ experience, as well as on our business, financial condition and results of operations.

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

We use AI, which could expose us to liability or adversely affect our business.

We utilize, and will continue exploring further uses of, artificial intelligence in connection with our business, products and services. However, there are significant risks involved in utilizing artificial intelligence and no assurance can be provided that its use will enhance its products or services or produce the intended results. For example, artificial intelligence algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable. Artificial intelligence has been known to produce false inferences or outputs, may subject us to new or heightened legal, regulatory, ethical or other challenges, and may involve inappropriate or controversial data practices by developers and end-users.

If the artificial intelligence solutions that we create or use are deficient, inaccurate or controversial, it could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on its business and financial results. Additionally, if any of our employees, contractors, vendors or service providers use any third-party artificial intelligence-powered solutions in connection with our business, it may lead to the inadvertent public disclosure of our proprietary, confidential, sensitive or personal information which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our artificial intelligence solutions or other artificial intelligence tools we use or relies, we may also incur in liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

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

Although distribution of dividends to us by the Bank has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may reimpose restrictions on the Bank's ability to distribute dividends. Pursuant to the applicable Central Bank regulations on earnings distributions, the Bank may distribute dividends subject to compliance with certain capital, liquidity and solvency requirements. Until December 31, 2026, any such distribution must be made in three equal, non-cumulative monthly installments, subject to prior Central Bank authorization. For further information, see “Item 4.B Business Overview—Banking Regulation and Supervision Requirements—Applicable to Dividend Distribution.”

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.

Pursuant to the Foreign Exchange Regulations (as defined below), access to the foreign exchange market for the remittance abroad of dividends and distributions to non-resident shareholders is permitted without prior Central Bank approval, provided that the distributable profits arise from net income reported in audited annual financial statements for fiscal years beginning on or after January 1, 2025. However, dividends corresponding to fiscal years beginning prior to January 1, 2025 remain subject to certain restrictions imposed by the Central Bank for access to the foreign exchange market, including limitations on maximum amounts, minimum holding periods and documentation requirements. See “Item 10.D. Exchange Controls.”

In addition, as a holding company, our ability to pay dividends depends on the receipt of dividends from our subsidiaries, including the Bank. In addition to any foreign exchange restrictions that may apply to the distribution or remittance of dividends by our subsidiaries, the Bank, as a regulated financial institution, is subject to specific requirements under the Central Bank’s regulations governing earnings distributions. These regulations condition the payment of dividends on compliance with minimum capital, liquidity and solvency requirements. These regulatory requirements operate independently of, and in addition to, any foreign exchange restrictions applicable to the remittance of dividends abroad. See “Item 4.B Business Overview—Banking Regulation and Supervision Requirements—Applicable to Dividend Distribution.”

We cannot assure that the Argentine government or the Central Bank will not reimpose or expand restrictions on access to the foreign exchange market for dividend payments, or impose new conditions on the ability of financial institutions to distribute dividends, which could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class B shares from Pesos into U.S. dollars and the remittance of U.S. dollars abroad. If the exchange rate fluctuates significantly during a time when the Depositary (as defined in “Item 12.D. American Depositary Shares”) cannot convert or reinvest the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Pesos in Argentina may also be subject to restriction. Moreover, available mechanisms to receive dividends in U.S. dollars may involve a significantly higher implicit exchange rate. See “Item 10.D. Exchange Controls.”

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

Under the Argentine General Corporations Law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights, pursuant to the Argentine General Corporations Law. Upon the occurrence of any future increase in our capital stock, United States holders of Class B shares or ADSs will not be able to exercise the preemptive rights for such Class B shares or ADSs unless a registration statement under the Securities Act is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We may not file such a registration statement, or an exemption from registration may not be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights if those rights can be sold by the Depositary; if they cannot be sold, such preemptive rights will be allowed to elapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

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

Investing in securities that trade in emerging countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2025, the ten largest companies in terms of market capitalization represented approximately 82.8% of the aggregate market capitalization of the S&P Merval index. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the Depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, exchange controls imposed by the Central Bank could have the effect of further impairing the liquidity of the ByMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D. Exchange Controls.”

Substantial sales of our Class B shares or the ADSs could cause the price of the Class B shares or of the ADSs to decrease.

We have shareholders, including Julio Patricio Supervielle, that own a substantial amount of our Class B shares or ADSs. If such shareholders decide to sell a substantial amount of our Class B shares or the ADSs, or if the market perceives they intend to sell a substantial amount of our Class B shares or the ADSs, the market price of our Class B shares or the ADSs could drop significantly.

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

We are subject to various corporate disclosure and accounting regulations that may limit the information available to our shareholders.

One of the main objectives of the securities laws of the United States, Argentina, and other jurisdictions is to promote the full and fair disclosure of all relevant information about companies that issue securities. However, the information available to the public regarding us may be less than the information that is typically published by or in relation to other companies listed on stock exchanges in certain countries with highly developed capital markets, such as the United States. Although we subject to the periodic reporting requirements stipulated by the Securities Act, as amended, the periodic disclosure required of non-U.S. issuers under such law is more limited than the periodic disclosure required of U.S. issuers. Furthermore, we are not required to comply with the rules established by the SEC regarding proxy powers for shareholders’ meetings.

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

Acquisition of IUDÚ

In August 2011, Grupo Supervielle and the Bank acquired 5% and 95%, respectively, of the capital stock of GE Compañía Financiera S.A., a financial services company that specialized in credit cards, personal loans and the distribution of third-party insurance products. In August 2011, the shareholders of IUDÚ Compañía Financiera approved the change of its corporate name from GE Compañía Financiera S.A. to Cordial Compañía Financiera S.A.

On November 2, 2020, the shareholders of IUDÚ Compañia Financiera S.A. approved the change of its corporate name from Cordial Compañía Financiera S.A. to IUDÚ Compañía Financiera S.A. This corporate name change was registered with the Argentine Central Bank on April 19, 2021.

On December 14, 2022, the Bank, as the absorbing entity, and Tarjeta Automática S.A. and IUDÚ Compañia Financiera S.A., as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta Automática S.A. and IUDÚ Compañia Financiera S.A. merged into the Bank effective as of January 2023. On December 1, 2023, the Central Bank approved these mergers. The mergers allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022.

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

Creation of Fideicomiso Financiero Fintech Supervielle I

In 2018, our Board of Directors approved the creation of Fideicomiso Financiero Fintech Supervielle I to invest in financial technology (fintech) and insurance technology (insurtech) start up projects in an amount up to U.S.$3 million. The Fideicomiso Financiero Fintech Supervielle I has made investments with minor participations in the following start-up projects since its creation: 123Seguro, Increase, Avancargo, Blended, SixClovers and Lemon Cash. The Fideicomiso Financiero Fintech Supervielle I is financed by Grupo Supervielle and the Bank. On July 15, 2022, the Fideicomiso Financiero Fintech Supervielle I entered into a limited partnership agreement with Alaya Capital Partners III LP pursuant to which the Fideicomiso Financiero Fintech Supervielle I made a contribution of all its participations in the aforementioned start-up projects to Alaya Capital Partners III LP. In October 2025, our Board of Directors approved the early termination and liquidation of the Fideicomiso Financiero Fintech Supervielle I, and Grupo Supervielle became the direct holder of the capital stock of Alaya Capital Partners III LP.

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

Bolsillo Digital S.A.U.

In June 2019, we created Bolsillo Digital S.A.U., a fintech which operated in the sector of means of payment. In August 2021, Grupo Supervielle transferred its shares of Bolsillo Digital S.A.U. to its subsidiary Banco Supervielle S.A. as part of its strategy within the sector of means of payment. Bolsillo Digital S.A.U.’s main activity until 2022 was to provide payment services under its brand Boldi (“Boldi”). In February 2023, the Boldi app was permanently closed. On March 30, 2026, the shareholders of Bolsillo Digital S.A.U. approved the early dissolution of the company and the commencement of its liquidation process pursuant to Section 94, subsection 1, of the Argentine General Companies Law. As from that date and until its deregistration, the company operates under the name Bolsillo Digital S.A.U. (in dissolution).

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

Merger of Tarjeta Automática S.A. and IUDÚ Compañia Financiera S.A. into the Bank

In December 2022, the Bank, as the surviving entity, and Tarjeta Automática S.A. and IUDÚ Compañia Financiera S.A., as the absorbed entities, entered into merger agreements, pursuant to which Tarjeta Automática S.A. and IUDÚ Compañia Financiera S.A.  merged into the Bank effective January 2023. On December 1, 2023, the Central Bank approved the mergers. These mergers allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022.

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

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011.

Item 4.BBusiness Overview

Overview

We are a diversified financial services group in Argentina with 1.9 million customers, operating through an integrated ecosystem that connects our diverse financial offerings into a customer-centric experience. We offer a broad range of financial products and services including lending, savings and investments, insurance, payments and cash management services, car loans, and asset management, positioning ourselves as a one-stop destination for financial needs. Our main subsidiaries are the Bank, the seventh largest private bank in Argentina in terms of loans, and IOL invertironline, Argentina’s leading digital retail brokerage platform specialized in online trading and other financial investment services. Other relevant subsidiaries in addition to the Bank and IOL invertironline include: (i) Supervielle Seguros, an insurance company; (ii) Supervielle Productores Asesores de Seguros, an insurance broker; (iii) Supervielle Asset Management, a mutual fund management company; (iv) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers; and (v) Micro Lending, a company specialized in car financing. Our vision is to be recognized as the simplest and most agile financial ecosystem in the country, distinguished by the closeness we bring to every experience and by the value we create in the everyday lives of individuals, businesses, and communities. Since May 2016, our Class B shares have been listed on the BYMA and A3 Mercados, and our ADSs have been listed on the NYSE under the “SUPV” ticker.

Our company takes advantage of the following strengths and opportunities:

●	We have a dynamic and fully-integrated business ecosystem that delivers end-to-end financial solutions, deepens client engagement and fortifies brand loyalty;
●	We have a growing and diversified asset portfolio with a track-record navigating through the different economic cycles;
●	We have strong liquidity, solid capital base, and diversified funding sources to support our growth initiatives;
●	We have adopted a digitally-enabled, customer-centric approach which enables us to understand better and be closer to our customers’ needs while unlocking growth and operating efficiencies;
●	We are leveraging IOL invertironline’s leadership in retail brokerage to drive growth and profitability;
●	We are the oldest private franchise in Argentina and we have a recognized presence within the Argentine financial industry, with an experienced Board of Directors and management team;
●	We have developed deep expertise and strong competitive positions in several high-impact segments;
●	We are positioned to capitalize on Argentina’s financial system recovery;
●	We operate in an underpenetrated financial system; and
●	Structural conditions support sustainable credit expansion.

Our main shareholder, Julio Patricio Supervielle, has a strong and long-standing commitment to the Argentine financial system. Through his controlling interest in Grupo Supervielle, he plays a central role in shaping our strategic direction. As Chairman of the Board of Directors and CEO of Grupo Supervielle, Julio Patricio Supervielle has led Grupo Supervielle for more than 20 years and is widely recognized for his strategic foresight and transformational leadership. Our Board of Directors is composed of experienced members with deep banking and local expertise, and strong risk management and corporate finance capabilities. Our senior management team has on average over 25 years of experience in the banking sector.

We operate exclusively in Argentina, primarily through the Bank, which serves as our main banking subsidiary, delivering a comprehensive suite of financial services to retail, SMEs and corporate customers through a network of 129 branches across eight provinces and the City of Buenos Aires, a digital and virtual platform, and WhatsApp banking. We believe the Bank maintains a competitive position in several key segments and regions. We have a geographic presence in the City of Buenos Aires and the Greater

Buenos Aires metropolitan area, Argentina’s wealthiest and most densely populated areas, and in some of the country’s most dynamic economic regions, including Mendoza, the country’s fifth largest province by population, Neuquén, a strategic region driven by the development of the Vaca Muerta shale oil and gas formation, and San Juan, a province with growing relevance due to the development prospects of the mining sector. We deliver agile, digitally-enabled solutions that are informed by customer data and behavioral insights. Furthermore, we offer a range of tailored financial products across our core customer segments, including loans and specialized services for pensioners, where we maintain a leading market position, as well as payroll customers, SME financing, and corporate banking solutions designed to meet the needs of Argentina’s most dynamic sectors. Additionally, we provide access to investment opportunities through IOL invertironline, helping our customers grow their income and savings with innovative tools, and with high potential to cross sell within our bank ecosystem. With a small portion of IOL invertironline’s clients currently banking with the Bank, we recently launched a targeted cross-sell strategy, with a compelling suite of products aimed at deepening relationships and expanding our retail footprint.

As of December 31, 2025, on a consolidated basis, we had:

●	1.9 million customers, including 1.3 million individual bank customers, 26,000 small businesses and SMEs, 2,200 corporate customers, and IOL invertironline’s 565,000 customers;
●	129 bank branches, as well as a branch annex in the municipality of Añelo and another one in the city of San Juan, reflecting our commitments to the oil and gas and mining sectors, respectively;
●	Ps.7,769.6 billion (approximately US$5,324 million) in total assets, increasing 31.2% compared to December 31, 2024;
●	Ps.3,982.9 billion (approximately US$2,729 million) in loans, increasing 36.9% compared to December 31, 2024;
●	Ps.5,118.9 billion (approximately US$3,507.5 million) in deposits, including Ps.4,987.6 billion from the private sector and Ps.131.3 billion from the non-financial public sector, increasing 22.6% compared to December 31, 2024;
●	loans market share of 2.8% and deposits market share of 3.0%, according to Central Bank information as of December 31, 2025;
●	Ps.985.3 billion (approximately US$675.1 million) in attributable shareholders’ equity, decreasing 6.1% compared to December 31, 2024;
●	Ps.3,616 billion (approximately US$2,478 million) in assets under custody through IOL invertironline, increasing 34% compared to December 31, 2024;
●	3,348 employees, decreasing 3.1% compared to 3,456 employees as of December 31, 2024; and
●	total capital ratio of 15.4%, of which 100% is common equity Tier 1 capital.

We see substantial opportunities to continue enhancing cross-selling and collaboration between Banco Supervielle and IOL invertironline. This represents a major opportunity to deepen relationships and expand our financial offerings following the launch of our products Plazo Fijo IOL in March 2025 and Cuenta HIT IOL in September 2025. The following chart illustrates our business ecosystem as of December 31, 2025:

Notes: (1) Last twelve months as of June 30, 2025; and (2) Company estimates and Central Bank information as of December 2025.

Banco Supervielle

Financial Services

We own the seventh largest Argentine private bank, and the ninth largest Argentine bank considering Argentine public banks, in terms of loans. Through the Bank, we serve 1.3 million individual customers, around 23,000 small businesses, 2,800 SMEs and 2,200 middle-market and large corporates, and we maintain a competitive leading position in certain strategic segments.

According to the Central Bank, our share for the following products is as follows:

●	total loans: market share in December 2025 was 2.8%, compared to a 2.9% market share in December 2024;
●	total deposits: market share in December 2025 was 3.0%, compared to a 2.7% market share in December 2024.

Additionally, based on the latest information published by ANSES, we served approximately 8.6% of all senior citizen social security beneficiaries in Argentina as of September 2025.

Through the Bank, we maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and in some of Argentina’s most dynamic regions, including a leading position in Mendoza.

Moreover, we are continually evolving to offer a hyper-personalized and omnichannel experience. Our infrastructure allows us to reach customers in all parts of Argentina. Our business model combines the efficiencies of a virtual branch with the strength of face-to-face interactions. In 2025, we completed our branch transformation, implementing a new service model and updating our network.

From 2020 to 2025, the percentage of our customers who manage their banking transactions and inquiries through digital or automatic means without the need for human assistance increased from 30% to 93%. Without considering senior citizen customers, digital customers represented 85% of our customer base at year‑end 2025, representing an increase of 2 percentage points compared to both 2024 and 2023. This evolution reflects a structural shift in the way our customers interact with the Bank, supported by the consolidation of an integrated digital service model combining our SuperApp, WhatsApp and Virtual Banking. Our SuperApp continued to strengthen its role as the cornerstone of the Bank’s digital ecosystem, integrating payments, services, customer support and access to investment solutions within a single environment. In December 2025, mobile channels accounted for 71% of total customer transactions, as compared to 60% in 2024 and 48% in 2023, with 1.06 million monthly active users. In parallel, the use of digital payment solutions continued to grow. More than 13.5 million digital payments were processed on a monthly basis during 2025, including transactions through MODO, the systemic payment solution for banks in Argentina. We also continued to advance in the digitalization and automation of lending processes, expanding the availability of fully digital and self‑service loan origination across different products and customer segments, supporting higher efficiency, scalability and customer adoption of digital channels.

As of December 31, 2025, we increased our market share of business customers in the small businesses and SMEs segment to 6.66% from 6.37% as of December 31, 2024. In April 2025, we launched the first payroll account and SME accounts that pay interests in Pesos and U.S. dollars on a daily basis. These accounts offer agility, simplicity, and profitability, allowing individuals and SMEs to maximize the return of their money without additional paperwork or management. The Bank positions itself as the only bank in Argentina that pays interests on payroll accounts and SME accounts in Pesos and U.S. dollars.

Insurance

The insurance business is continuously adapting its products to the needs of our customers. We have access to customers through our distribution networks and aim to further develop our bancassurance distribution model by expanding the variety of insurance products offered.

We offer insurance products for individual and corporate customers through our distribution networks. We develop our insurance business primarily through a bancassurance distribution model.

During 2025, we expanded our insurance product portfolio and continued to develop digital and self‑managed channels for policy contracting and customer service. Our insurance offering includes coverage related to life, personal accident, mobility, and everyday risks. In addition, we introduced self‑managed distribution channels within our ecosystem, including digital and automated channels, to facilitate access to insurance products.

At the end of December 31, 2025 we had 396,000 active insurance policies.

Savings & Investments

During 2025, we continued to strengthen our savings and investment proposition, focusing on simplifying the customer experience, expanding access to investment instruments and consolidating the integration of Supervielle’s digital ecosystem. We enhanced Inversión Rápida with a revamped offering aimed at simplifying the investment process while supporting Banco Supervielle’s funding growth. In addition, we introduced direct access to the investment ecosystem of IOL invertironline within our mobile application, enabling customers to trade CEDEARs, stocks, bonds and other instruments in a simple and secure manner. We also relaunched a fully digital experience for the purchase and sale of U.S. dollars, complementing our existing MEP dollar offering, and renewed the digital experience for investing in mutual funds managed by Supervielle Asset Management across all our digital channels. Taken together, these initiatives contributed to the continued evolution of our mobile application into an integrated financial services environment, allowing customers to manage payments, investments and foreign currency transactions within a single digital platform.

As of December 31, 2025, assets under management accounted for Ps.1,162 billion, compared to Ps.1,386 billion assets under management as of December 31, 2024 (measured in historical currency).

Payments

In 2020, we joined Modo as shareholder with the aim of expanding the offer of financial services to our clients throughout the country, integrating technologies that facilitate the use of our applications on mobile devices, allowing them to operate in the digital market for payments and transfers through a systemic solution of the highest quality standard.

We participate in the MODO digital payments ecosystem with the objective of expanding access to electronic payment and transfer solutions. We have integrated MODO into our mobile applications, enabling our customers to make payments and transfers through digital channels.

Our mobile applications allow customers to make payments using debit cards, credit cards, account‑based payments, and QR codes. During 2025, we incorporated additional payment functionalities into our mobile applications and implemented interoperability features within the MODO ecosystem to enable payments with different instruments.

Mobility Cars

We began developing our mobility car business in 2018 with the acquisition of MILA, a company specialized in car financing. In December 2021, we entered into an agreement to finance the operations of KAVAK, a digital platform for the sale of used cars, which was renewed in 2023.

Through these initiatives, we offer vehicle financing solutions supported by partnerships with digital platforms and specialized operators. We originate car loans through digital and partner‑based channels as part of our retail product offering. In 2025, car loans origination declined during the year, reflecting tighter credit policies designed to increase selectivity in identifying target customers.  In 2025, we were positioned third in origination of car loans with a market share of 14%.

Housing

We offer mortgage loan products designed to finance the purchase, renovation, and expansion of housing. During 2025, we continued offering UVA mortgage loans through our distribution channels as part of our housing finance product offering.

Non-financial services and products

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact though our brand Cordial.

Evolution of Technology in Our Value Proposition

During 2025, technology continued to have a strategic role within the Bank, evolving from a model focused on the execution of individual initiatives to an integrated framework that supports business growth, customer experience, operational efficiency, and governance. Our technology ecosystem is based on reusable platforms, shared capabilities, and a product‑aligned architecture, which enables scalable delivery of solutions and greater predictability in supporting business evolution. Portfolio prioritization and management processes were strengthened to better connect business demand with the effective capacity of our teams.

As part of this evolution, we continued to modernize our technological infrastructure and advance the migration of applications, application programming interfaces, and microservices to cloud‑based environments. This process supported the consolidation of simpler and more scalable digital solutions, while strengthening resilience, observability, and business continuity capabilities. In parallel, we progressed toward a multicloud operating model designed to enhance flexibility and risk management.

In connection with these initiatives, we continued to strengthen efficiency and cost‑management practices related to our technology platforms, focusing on optimizing resource utilization and supporting disciplined budget management.

Artificial intelligence was deployed as a cross‑cutting capability across the organization. During the year, we incorporated predictive models, generative artificial intelligence, and intelligent agents into customer‑facing channels, with the objective of improving personalization, operational efficiency, and productivity. This adoption was supported by internal training initiatives, guidelines for responsible use, and the incorporation of AI‑based tools to support technology operations.

The evolution of our digital channels continued toward an integrated, omnichannel experience. We focused on improving the availability, consistency, and scalability of our main digital platforms, combining automated solutions with human assistance when required to enhance customer service and operational effectiveness.

During 2025, we continued to strengthen the reliability of our digital channels through ongoing modernization initiatives, enhanced monitoring, and contingency and recovery testing, supporting the continuity of critical business processes.

Customer Service Channels

At Grupo Supervielle, we continue to evolve our service model toward an increasingly integrated ecosystem that seamlessly coordinates in-person, digital, and remote channels. This approach allows us to expand access to financial services, adapt to the diverse needs of our customers, and deliver a consistent experience across all touchpoints.

By building on the consolidation of a hybrid model of virtual and in-person service, we are moving towards an operational approach that optimizes the distribution of demand across channels, strengthens operational continuity, and ensures greater consistency in the customer experience. At the same time, this framework allows us to scale our service capacity without affecting closeness, combining operational efficiency with a simpler and more accessible connection for individuals and businesses that bank with us.

This evolution is based on the progressive transformation of the physical network, the expansion of self-service areas, and the strengthening of hybrid roles that integrate in-person and virtual service. In this way, we reinforce a customer-centric model that supports business growth with greater agility, flexibility, and responsiveness.

Distribution Network

In 2025, we continued to strengthen our self-service model, expanding the operational capacity of our Lobby 24 (Espacio 24) spaces, which are spaces within our branches where our customers can make transactions during and after banking hours. The Lobby 24 spaces play a key role in the evolution of our omnichannel approach, facilitating everyday transactions in an agile, independent, and secure manner.

In line with this approach, we are moving forward with the integration of a self-service terminal network, strengthening operational control, equipment availability, and the consistency of the experience across this channel. This decision allows us to manage technological evolution and service quality in a more coordinated manner, aligning self-service capabilities with the comprehensive customer service strategy and aiming to support customers in their daily operations through simple and accessible experiences.

Digital Experience

Digital experience continues consolidating as a core component of our relationship with individual and business customers. The growing adoption of non-face-to-face channels shows a structural shift in the way people interact with the Bank, with a greater emphasis on self-service, mobility, and the permanent availability of services. In this context, we continue to evolve our digital platforms to offer simpler, more secure, and more consistent interactions throughout the entire customer journey.

SuperApp, Chat and Virtual Banking

In 2025, we continued implementing our SuperApp strategy as the cornerstone of the Bank’s digital ecosystem, integrating the highlights in our customers’ financial lives, including savings and investment, spending and benefits, and customer services, into a single environment. This evolution allowed us to align functionalities, our commercial offer and service models under a unified vision, providing a more consistent, simpler, and more secure experience throughout the entire digital journey.

Within this framework, the Bank’s WhatsApp chat service became the primary digital contact channel, leveraging generative AI to resolve queries and enable self-service options in an agile and scalable manner, with referral to customized support where needed. This channel is integrated into the Bank’s digital ecosystem, enhancing the experience and efficiency in handling queries from our customers.

Our SuperApp includes Virtual Banking, a remote service model that integrates various digital channels (including video calls and WhatsApp) with the support of specialized agents for solving more complex transactions. This system allows for a combination of self-service, assisted service, and customized support within a single user experience, seamlessly integrating remote channels and the physical network.

In addition, we continued evolving our online banking and mobile banking platforms, with improvements aimed at offering increasingly simple, user-friendly and secure interactions, and reinforcing their role as the transactional basis of the digital relationship with our customers.

Business Customers

During 2025, we consolidated our business customers app as a key digital channel within the segment. The application features a robust security system, including soft tokens, biometrics, and other critical functionalities, strengthening mobile operations and ensuring appropriate data protection standards.

In the Business Customers segment, we continued to drive the evolution of our digital ecosystem by implementing interest-bearing account offerings both in online banking and the mobile app. Additionally, we are making progress in continuously improving the design and user experience, incorporating a simpler, clearer, and more personalized homepage with dynamic shortcuts and new features designed to optimize navigation and promote self-service within the digital channel.

We continued to strengthen our value proposition for the Business Customers segment, integrating digital solutions that enhance operational efficiency, security, and autonomy in financial management.

IOL invertironline

In 2025, IOL invertironline had more than 2 million open accounts, more than 24 million transactions were carried out by IOL invertironline customers. In addition, IOL invertironline maintained a base of 565,000 active customers (last 90 days) and its assets under custody exceeded Ps.3,616 billion representing a 34% year‑on‑year increase. During 2025, through IOL Asset Management, IOL invertironline expanded its offering of mutual funds, highlighting IOL Dólar Ahorro Plus and IOL Portafolio Potenciado, and added the development of IOL Cash Management towards. As of March 31, 2026, more than 10,000 customers of IOL invertironline opened accounts at the Bank and placed time deposits in U.S. dollars. In addition, IOL invertironline relaunched its U.S. account operations with simplified products, facilitating international diversification for its users. It also strengthened its federal expansion strategy, consolidating its commercial presence in the Argentine provinces of Córdoba, Mendoza, Rosario, Tucumán and Neuquén, with a focus on the development of Vaca Muerta. This broader reach supported the growth of both the Wealth Management and Business Banking segments, supported by the creation of a new trading desk aimed at optimizing execution for sophisticated portfolios and enabling new transactional revenue streams. These initiatives contributed to consolidating Grupo Supervielle as an integrated digital financial services platform, expanding its reach beyond the traditional banking model.

Our Vision and Strategy

We believe that 2024 was a year of significant transformation for us and for the Argentine financial system. Fueled by macroeconomic and policy changes and a surge in financing activity that has continued into 2025, although slowing down, as of December 31, 2025 we increased private-sector loans by 172% since March 2024, outpacing the financial system’s 141% growth. In parallel, we reduced our exposure to government and Central Bank’s securities, creating a leaner and healthier balance sheet primed for long-term sustainability and growth.

Our growth strategy focuses on delivering differentiated value propositions that we believe enable us to compete with fintechs, while creating unique customer-centric, personalized, and digital advantages that are not easily replicable by universal banks. A core component of this approach is strengthening our capabilities in funding and payroll customers to become the primary financial institution for a greater number of customers while also reinforcing our leadership position in pensioner banking, a historically strong segment for us. We are expanding our presence in resource-rich sectors, including oil and gas and mining, sectors which we believe will drive substantial long-term opportunities as foreign investment returns to Argentina. Our strategy for the Bank focuses on scaling high impact, segment-specific solutions, such as dual currency remunerated accounts for payroll and SME clients, service channels powered by AI, and integrated offerings through IOL invertironline, which we believe allow us to compete with digital-native platforms and universal banks by combining speed, personalization and trust. Additionally, we expect that IOL invertironline will play a growing role in our business by crystallizing cross-selling opportunities with the Bank, expanding its product offering and capturing the growing opportunities in Argentina’s financial markets.

We have prioritized our digital-first culture over the past five years. We have migrated the majority of our applications and APIs to cloud platforms, unified digital channels, and embedded AI analytics into underwriting and service workflows.

We are committed to maintaining a solid profitability base and to driving sustainable growth, while reinforcing our corporate culture as key drivers of our strategy. We believe we are well-positioned to enhance our shareholders’ value while expanding our role in Argentina’s evolving financial landscape by building upon our solid foundation and capitalizing on emerging opportunities.

Given Argentina’s evolving macroeconomic environment, which is expected to be characterized by declining inflation and nominal interest rates, together with the resumption of economic activity following the outcome of the recent mid-term elections, we have redefined our commercial strategy to capitalize on these trends and position the Bank for the economic acceleration that is expected in Argentina in the incoming years, according to the Market Expectations Survey published by the Central Bank.

Our Strategic Growth Priorities

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

We believe consumer demand will resume credit expansion in the coming quarters driven by a stabilization of asset quality, creating a unique window to reaccelerate loan growth. To capture this opportunity, we expect to optimize our portfolio mix towards higher-margin retail lending while maintaining capital efficiency and profitability. Our capital allocation strategy is designed to support balance sheet growth while upholding strong risk management discipline.

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

The Bank’s strategic initiatives include:

●	Customer-Centric & Technology-Enabled Strategy. We are enhancing credit and service capabilities, streamlining service models, and leveraging technology to drive operational efficiency. Rather than adopting a universal banking model, we are focusing on the most profitable customer segments with a personalized, tech-driven approach, where we can achieve a competitive edge.
●	We are Building a Service Ecosystem. We continue to build our ecosystem, integrating our service offerings and adding third-party partnerships and platform plays. This strategy enhances customer experience and creates synergies across our business verticals. We have been enhancing our Supervielle SuperApp, integrating AI, personalization and open ecosystems to simplify our clients’ financial lives. For example, in 2025, we launched the new “Tienda Supervielle” on the Mercado Libre platform, the largest e-commerce site in Latin America, becoming the first bank in Argentina to do so, further expanding our value proposition and reinforcing our digital commerce ecosystem. The launch of the new “Tienda Supervielle” marks a milestone in our efforts to develop our ecosystem and consolidate our position as a one-stop shop that provides customers a seamless platform to manage their finances and investments and acquire products and services.
●	Cluster-Based Strategy. Our commercial approach segments customers and marketing strategies, delivering tailored value propositions that incentivize deposits and promote bundled solutions, enhancing customer retention. In our Plan Sueldo segment, we launched “Cuenta Remunerada”, a payroll account that provides benefits both to employers and employees to attract new customers, strengthening our role as a preferred payroll banking partner. In our SME segment, we introduced interest-bearing balances, and we are expanding credit options and cash management solutions to enhance value for our clients. Additionally, we were the first bank to remunerate U.S. dollar-denominated sight deposits.
●	Strategic Focus on High Growth Sectors. We are reinforcing our position in key industries by collaborating with leading corporations, prioritizing growth sectors such as oil and gas, mining, and export-driven industries. In retail, we are reinforcing our position across pensions and payrolls with strong portfolio collateralization in open market customers and maintaining rigorous underwriting standards.
●	Regional Leadership in Mendoza. We remain the leading financial institution in Mendoza, the fifth largest province in Argentina by population and a strategic market where we have long-standing customer relationships and a strong competitive position supported by our tailored financial solutions and unmatched regional expertise. For over 17 years, we have maintained a sustained presence and strong brand recognition in the region, which we consider a key engine of Argentina’s economic growth. Our strategy in Mendoza focuses on providing specialized financial solutions to the province’s main productive sectors, including the wine industry, where we were pioneers in creating a dedicated business unit, as well as energy, mining and other regional sectors. We aim to be our customers’ primary bank by combining a tailored service with agile credit solutions. In addition, our broader ecosystem, including banking, insurance and online investment platforms, positions us to support credit expansion and long-term investment as macroeconomic conditions stabilize. We also maintain close relationships with provincial authorities, business leaders, and the local community, reinforcing our role as a key partner in Mendoza’s social and economic development.
●	Selective Expansion in Public Sector Banking. We are complementing our corporate banking strategy by providing financial solutions tailored to government institutions and publicly owned organizations. Our proven-track record in treasury services, payroll, and liquidity management has positioned us as a preferred partner for public-sector clients.
●	IOL Cross-Selling and Business Expansion. We are intensifying the engagement of the Bank with IOL invertironline’s customers by integrating investing, banking and fintech solutions. As of the date of this annual report, only a small number of

IOL invertironline’s customers maintain a principal relationship with the Bank (although such number increased in recent months), which we believe brings opportunities for customer and revenue expansion with limited acquisition costs, diversifying and increasing multi-product income.

IOL invertironline’s Strategy

As Argentina’s leading retail digital broker, IOL invertironline operates a scalable, technology driven platform that allows us to grow assets and revenues with strong operating leverage. We see a significant opportunity in the development of Argentina’s domestic capital market, which remains at an early stage relative to the size of the country’s economy and the financial savings potential. As macro conditions normalize, we expect deeper financial intermediation and greater participation in investment products. To capture that growth, we are focusing on affluent clients, corporations, and independent financial advisors, segments that allow us to accelerate growth in assets under custody while enhancing the quality and stability of our revenue mix. Our objective is not only to grow accounts, but to scale assets under custody in a disciplined and profitable way, leveraging our digital capabilities, ecosystem integration with the Bank, and a differentiated product offering across local and international markets.

IOL invertironline’s strategies is based on the following three key pillars:

●	Retail & Investment Expansion: Enhancing our investment platform to serve as a “one-stop shop” for retail investors by integrating investment options across multiple asset classes and deepening partnerships with the Bank to offer a broad assortment of financial and investment products.
●	SME & Affluent Customers Growth: Expanding our services for small and medium sized enterprises and affluent clients through digital account opening, liquidity management solutions and advisory capabilities, while maintaining a selective physical presence in key locations. This pillar aims to support the growth of assets under custody and long-term client relationships, contributing to a more stable and diversified revenue mix.
●	Investment-as-a-Service & Capital Markets Expansion: Strengthening our role in the development of Argentina’s domestic capital markets, which remain at an early stage relative to the size of the economy and its financial savings potential. As macro conditions normalize, we expect deeper financial intermediation and greater participation in investment products.

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

In 2025, we continued developing goals and objectives that align with our sustainability strategies. We increased the use of renewable energy, with 42% of our branch network operating on sustainable sources. We also reduced all the carbon footprint that we generated in 2024 through the acquisition of certified carbon credits equivalent to 155 tCO2eq and through our contribution to a reforestation project led by Asociación Amigos de la Patagonia.

Our sustainability objectives extend across all our stakeholders. In 2025, 68% of our strategic suppliers participated in a self-assessment program based on ESG criteria, enabling us to analyze accurately their alignment with our sustainability goals. We also trained to 20,000 individuals on responsible and sustainable use of financial instruments. Additionally, we continued to develop various projects related to education, childhood, the elderly, institutional strengthening, and initiatives that promote culture and the arts. To maximize opportunities for generating shared value with our value chain, we evolved supplier risk management towards an integrated and holistic approach framed within our Third-Party Risk Management Policy.

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

We are committed to report our financial and non-financial performance to all our stakeholders. On March 2, 2026, we published our 2025 Integrated Annual Report, which reflects our commitment towards transparency and disclosure, providing stakeholders with a clear understanding of our ESG activities and progress and enhancing our dedication to sustainable practices and responsible business operations.

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

●	Corporate Governance

We do business pursuant to the highest corporate governance standards, promoting transparence, ethical behavior, respect of the principle of legality and sustainability of our activities and those of our value chain.

●	Respect of the Principle of Legality

We regularly review the degree of compliance with applicable laws and regulations and we take the actions required to correct deviations.

Business Segments

We conduct our operations through the following business segments:

●	Personal & Business Banking;
●	Corporate Banking;
●	Bank Treasury;
●	Insurance; and

●	Asset Management and Other Services (which includes IOL invertironline).

The following table sets forth the breakdown of our net revenue and net income by segment for the periods indicated.

	As of December 31, 2025
			Attributable Net (Loss) /
Segment	Net Revenue	Percentage	Income

	(in million of Pesos)
Personal & Business Banking	423,649.7	44.8%	(186,737.2)
Corporate Banking	93,005.7	9.8%	6,883.5
Bank Treasury	260,991.9	27.6%	77,089.7
Insurance	39,183.1	4.1%	18,007.3
Asset Management and Other Services	128,074.4	13.6%	65,358.5
Total Allocated to Segments	944,904.8	100.0%	(19,398.2)
Adjustments(1)	3,713.3		(18,173.0)
Total Consolidated	948,618.1	100.0%	(37,571.2)
(1)	Includes the net interest income received from the investment of liquidity at the holding company, as well as transactions between segments.

The following table sets forth the breakdown of our assets by segment as of December 31, 2025.

	As of December 31, 2025
	Personal				Asset
	and				Management
	Business	Corporate	Bank		and Other		Consolidated
	Banking	Banking	Treasury	Insurance	Services	Adjustments(1)	Total

	(in thousands of Pesos)
Assets
Cash and due from banks	205,935,976	11,117,258	1,261,552,983	16,714	121,866,134	(1,302,601)	1,599,186,464
Debt Securities at fair value through profit or loss	2,150,212	7,552,770	163,152,090	14,960,191	63,628,667	(1,937,429)	249,506,501
Loans and other financings	1,892,290,769	1,834,735,962	30,073,642	—	2,755,497	5,622,356	3,765,478,226
Other debt securities	—	—	739,981,909	6,285,032	45,029,325	13,611,562	804,907,828
Other assets	201,291,506	37,027,755	1,032,976,692	14,815,052	156,665,132	(92,290,261)	1,350,485,876
Total Assets	2,301,668,463	1,890,433,745	3,227,737,316	36,076,989	389,944,755	(76,296,373)	7,769,564,895
(1)	Includes elimination of inter-segment loans and assets not directly allocated to a single segment, such as unlisted equity investments, miscellaneous receivables, premises and equipment, miscellaneous assets and intangible assets.

The following table sets forth the breakdown of our customers as of December 31, 2025 and 2024.

	Customers
	As of December 31,
	2025	2024
Personal & Business Banking	1,314,786	1,382,317
Individuals	1,288,716	1,357,428
Small Businesses	23,249	22,420
SMEs	2,821	2,469
Corporate Banking	2,199	2,079
IOL invertironline	565,621	570,661
Total	1,882,606	1,955,057

Personal & Business Banking Segment

Our Personal and Business Banking segment offers a wide range of financial products and services designed to meet the needs of individuals, professionals and businesses, and SMEs customers: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plans (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and benefit payments for senior citizens. In 2025, we continued to offer these financial products and services to satisfy our customers’ needs.

Based on the assessment of their distinctive features, their needs and specific requirements, our customers are grouped in five strategic groups which are further described below: (i) professionals and businesses, which comprise individuals engaged in commercial activities, (ii) SMEs which comprise Small and medium-sized enterprises with revenues up to Ps. 5,500 million and between Ps.5,500 and Ps. 34,000 million respectively, (iii) Identité customers, which comprise affluent individuals belonging to serial ABC1 segments, (iii) mass market, which comprise individual customers without commercial activity and who do not belong to the Identité segment, and (iv) senior citizens customers, which comprise senior citizens who are paid pension benefits through accounts held in the Bank.

Personal & Business Banking Segment – Retail Customers

●	Identité: In 2025, our Identité customer focused its growth on higher-value, more profitable profiles. As a result of this strategy, progress was made in consolidating a profitable portfolio aligned with the segment’s objectives as compared to December 2024.

In the second half of 2025, the strategic focus shifted to developing the executives and business owners portfolio, adding more than 1,400 new customers compared to December 2024. This growth strengthened one of the priority niches defined within Identité’s expansion and specialization plan.

In parallel, we launched Identité’s strategic restructuring project, aimed at transforming its growth and positioning model by focusing on high-value niches and evolving towards an aspirational offer of comprehensive financial advice. This initiative includes improving the segment’s differentiated value proposition, consolidating a specialized service model, and integrating with the investment ecosystem, with the goal of strengthening customer loyalty and also Identité  as the Bank’s aspirational offer within the individuals banking business.

●	Mass Market – Payroll Segment: With the aim of maintaining the quality of its customer base, during 2025, mass market prioritized higher profitability profiles and the development of strategic niches.

Growth was concentrated primarily in the payroll segment and in the car loan segment. Additionally, the HIT IOL account was launched, reaching 11,000 customers by year-end. Conversely, there was a reduction in Consumer Loans (formerly IUDÚ Compañia Financiera S.A.) and in open market niches, where a price-out policy was implemented to improve portfolio profitability and maintain the quality of the overall loan portfolio. Payroll reached a record high of 114,000 new customers, mainly due to the implementation of a differentiated value proposition, with the Cuenta Remunerada as its central component.

The value proposition was complemented by the incorporation of WhatsApp as a customer service channel, Mercado Libre as a store, and IOL invertironline as an investment platform, strengthening the ecosystem of solutions available to the segment.

●	Senior Citizens. Since 1996, the Bank has acted as one of the paying agents of social security payments to senior citizens on behalf of the Argentine government pursuant to an agreement with ANSES. We believe the Bank remains the private bank with the second largest presence in this segment, with 531,926 customers, an increase of 2,468 customers, which represents an approximate market share of 8.6%, according to the most recent available information as of September 2025.

We offer a specialized service model with dedicated executives in branches and 24/7 virtual support through Supervielle Chat, which incorporates generative AI to provide automated support and allows users to perform banking transactions, such as checking their next payment due dates and downloading payment slips. We also launched financial literacy campaigns targeting this segment, with a special focus on fraud prevention and the safe use of digital channels.

Personal & Business Banking Segment – Professionals and Businesses, SMEs and Sub-Segments

During 2025, we had more than 30,600 customers, including customers with commercial activity and small and medium-sized companies, reaching a 6.66% market share in December 2025, which represents an increase of 0.29% from December 2024. During 2025, a net growth of more than 2,300 new SMEs.

The strengthening of engagement was accompanied by significant innovations. The main milestone was the launch, in April 2025, of the interest-bearing checking account for SMEs, offering daily interest on balances in pesos and dollars, with interest payments accrued upon exceeding minimum thresholds between Ps.15 million and Ps. 25 million, depending on the size of the company.

Products and services offered:

●	Loans. We offer personal, car loans, mortgage loans, overdrafts, salary advances and guarantees for tenants. During 2025, there was an industry-wide increase in non-performing retail loan rates, which led to adjustments in credit policies and a moderation in asset portfolio growth. This increase was mainly driven by elevated real interest rates in the second half of 2025, combined with slower economic activity, softening in employment levels, and pressure on household disposable income. In this scenario, the Bank prioritized prudent risk management, balancing expansion and portfolio quality. We also continued developing the microcredit ecosystem, expanding our installment payment options. As of December 31, 2025, the balance of loans from individuals increased 8% compared to December 31, 2024.
●	Deposits. During 2025, we recorded a year-on-year growth of 78% in funding for individual customers, above the growth in the Argentine financial system as a whole. Savings accounts denominated in Argentine pesos grew by 45%, while savings accounts denominated in U.S. dollars grew by 86%, mainly driven by increased acquisition of savings and transactional balances. During 2025, we added a simple, fast and digital U.S. dollar savings account to our product offering that is available to all our individual customers. This proposal was integrated into a broader solution that includes an interest-bearing account denominated in U.S. dollars, buying and selling official U.S. dollars, U.S. dollar time deposits with competitive rates, and transfers from abroad without fees or limits, consolidating a comprehensive range of services in U.S. dollars.
●	Investment Products: During 2025, we continued to strengthen our investment proposition, focusing on simplifying the experience, expanding access to instruments and consolidating the integration of our digital ecosystem. We introduced direct access to the investment ecosystem in our app, allowing customers to trade CEDEARs, stocks, bonds, and other instruments. This initiative shows the synergy between Grupo Supervielle’s companies and expands the reach of our investment value proposition, In addition, we relaunched a simple, agile and digital experience for buying and selling U.S. dollars, complementing the existing MEP Dollar offering. We also launched a renewed experience for investing in the funds managed by Supervielle Asset Management through our digital channels, strengthening the accessibility and consistency of our own investment proposal.
●	Insurance. In 2025, the offer of the insurance segment to individual customers consolidated its position based on over 340,000 active policies and strong traction in its strategic products, primarily in the car, life, and home insurance lines of business. Sales efforts focused on strengthening customer relationships, prioritizing clear value propositions and solutions tailored to everyday needs.
●	Payments. In 2025, we consolidated our digitalization strategy for payment-related services, aiming to position ourselves as facilitators of our customers’ daily lives through secure, seamless digital payment solutions. This approach combined expanded functionalities, enhanced self-service options, and new integrations with the payments ecosystem.

Corporate Banking Segment

In order to respond to the daily operational and transactional needs of companies, we worked with a specialized service model, comprised of dedicated sales teams and supported by experts in leasing, cash management, foreign trade, payroll, finance, and investments. This structure allows us to offer comprehensive, tailored solutions to meet the operational, financial, and transactional needs of businesses. In 2025, we recorded a significant growth in our loan portfolio, driven mainly by the increase in U.S. dollar loans for exporting customers and direct suppliers in the commodity export chain.

In order to maintain a healthy credit portfolio and keep non-performing loans at appropriate levels, we streamlined our work on financial risk indicators, such as RAROC (Risk Adjusted Return on Capital), which measures risk-adjusted profitability. In this regard, we followed a moderate credit appetite policy and sought efficiency in capital placement, generating profitability through primary transaction bank relationship with customers.

Additionally, a specialized oil & gas unit was established with a dedicated sales team, operating in the Buenos Aires Metropolitan Area and the Argentine province of Neuquén, focused on developing the value chain of this strategic industry. Simultaneously, we continued to support the mining sector with products and credit policies tailored to its specific needs, further strengthening brand positioning by adding a specialized officer based in San Juan. Within this framework, we expanded our physical presence during the year with the opening of two new branches designed to directly support these value chains. One is located in Añelo, in the province of Neuquén, a key hub for oil & gas activity in Vaca Muerta, and the other in the province of San Juan, where mining is a strategic industry for regional development.

Products offered to Corporate Customers:

●	Deposits: In 2025, our market share of checking account deposits from private sector companies reached an average monthly market share of 2.72% in December 2025, slightly higher than the 2.70% recorded in December 2024.
●	Loans: In 2025, in a context of high interest rate volatility, we continued to strengthen our credit offering for the business segment, focusing on facilitating access to credit for companies and providing solutions tailored to their operational and investment needs. Furthermore, in line with regulatory loosening, we offered U.S. dollar-denominated financial loans in addition to traditional foreign trade facilities. We also continued with the digital transformation of the segment, improving access to unsecured loans through our online banking for businesses channel.
●	Plan Sueldo: In 2025, we continued to strengthen the Payroll offer as a tool for connecting companies with their employees, with a sustained focus on improving the experience and expanding the value proposition. At functional level, optimizations were implemented on the Online Banking platform aimed at improving usability, operational efficiency, and service quality, along with specific actions designed to simplify management for company teams and their employees. In terms of value proposition, the employee savings account was enhanced with a competitive rate within the market, increasing penetration of existing accounts and the acquisition of new ones. This evolution was complemented by acquisition and retention campaigns focused on consolidating customer loyalty in both the individuals and business segments.
●	Foreign Trade: As of December 31, 2025, nearly 65,000 foreign trade transactions were settled, representing an 8% increase compared to 2024. In 2025, the trading volume of these transactions exceeded US$3,446 million.
●	Cash Management: Our collection and payment services are aimed at cross-sell of funding products and offer differentiated value propositions according to customers’ expectations and needs. The volumes of transactional funds in our collection and payment products grew above inflation, which shows a greater use by our customers of these products. During 2025, in the area of payments and funds management, we made progress in modernizing check and transfer operations, while for business transfers, the focus was on customer service and fraud prevention. During 2025, the range of collection solutions was expanded with the launch of two strategic products: the Supervielle Payment Button, which promotes the digitization of payment methods, streamlines the collection process, and facilitates access to settlement reports, enabling the automation of administrative tasks; and Cobros Plus, a multi-bank collection solution designed to optimize treasury management, reduce errors, and expedite controls and processes.
●	Leasing: With a focus on financing capital goods for Corporate Customers, the Financial and Operational Leasing and Sale & Lease Back products are marketed through our commercial officers and our branch network with specialized service and advice in order to promote the use of this capital assets financing tool. Based on the latest data available from the Central Bank, as of December 31, 2025 we had a market share of 12.3%.

Bank Treasury Segment

The Bank Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs of the Personal and Business Banking segment, the Corporate banking segment and its own needs. The Bank Treasury segment implements the Bank’s liquidity and financial risk management, asset and liability management, financing structure planning, trading desk transactions and institutional sales. During 2025, in a context of high financial volatility, these functions were coordinated to support the prudent management of the balance sheet, expand funding sources (including lines for foreign trade and financing to SMEs) and maintain an active presence in the local capital market.

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

Financial institutions and Correspondent Banking

During 2025, the availability of credit facilities for foreign trade financing increased, as a result of both the expansion of existing lines and new offers from foreign banks and multilateral organizations. This development helped strengthen the Bank’s capacity to support its customers’ international trade operations.

Additionally, the Bank entered into a structured A/B loan with the Inter-American Investment Corporation and a group of international lenders for up to US$260 million, with a term of up to three years, US$229 million of which were disbursed during 2025. The amounts disbursed under this loan will be used to finance the expansion of our loan offering to SMEs.

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

During 2025, 62 transactions were completed for a total amount of approximately Ps. 3,263 trillion. This level of activity positioned the Bank among the most dynamic entities in the local market. According to the Cbonds ranking of bond issuers in Argentina, the entity ranked fourth in number of sponsored issuers and seventh in number of transactions, reflecting a sustained presence in both volume and diversity of operations.

Supporting the SME segment remained a priority, alongside ongoing work with large companies and frequent issuers. In 2025, 37% of issuances within the Capital Markets framework were for SMEs. As of December 31, 2025, the Bank maintained outstanding guarantees on 66 CNV-guaranteed SME negotiable obligations.

Furthermore, the entity maintained its commitment to issuing Social, Green, and Sustainable Securities (SVS). During the period under review, it participated in 4 of the 11 issuances of this type carried out in Argentina (1 social, 1 sustainable, and 2 green) for a total amount of Ps. 13,100 million and US$ 34.8 million, reinforcing its role in developing instruments aligned with environmental and social criteria Insurance Segment

Our insurance business is operated by our subsidiaries Supervielle Seguros and Supervielle Productores Asesores de Seguros. Supervielle Seguros offers insurance products, including life, home, protected technology, personal accidents, protected bags, ATMs, protected content, integral insurance product for entrepreneurs and SME customers and other insurance policies. These products may be accessed through any of our marketing channels, both in-person and digital, which includes the distribution network of the Bank.

During 2025, we recorded 340,000 active policies with individual customers. We also managed over 5,000 active policies with business customers and 48,000 occupational risk insurance policies, consolidating our market presence and diversifying our portfolio.During 2025, Supervielle Seguros consolidated its offers in the following products:

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

The following table sets forth the breakdown of Supervielle Seguros’s gross written premiums per quarter as of December 31, 2025.

Gross written premiums by product

(in millions of Pesos)

	4th quarter	3rd quarter	2nd quarter	1st quarter
	2025	2025	2025	2025
Life insurance and total permanent disability insurance for debit balances	—	—	—	—
Mortgage Insurance	881.3	907.8	869.2	824.5
Personal Accident Insurance	337.9	390.9	415.4	490.7
Protected Bag Insurance	790.2	918.5	1,102.2	1,278.5
Broken Bones	161.2	182.8	194.6	223.5
Others	674.6	755.0	784.1	785.4
Home Insurance	1,707.0	1,877.7	1,997.0	2,281.3
Technology Insurance	484.4	557.9	659.5	773.2
ATM Insurance	391.2	475.2	533.2	586.8
Life Insurance	6,079.4	6,608.5	6,531.8	7,319.3
Total	11,507.1	12,674.4	13,087.0	14,563.3

Asset Management and Other Services segment

Grupo Supervielle offers a variety of investment services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers brokerage and investment products and services through IOL invertironline.

SAM

Mutual Funds. SAM offers mutual funds services designed to meet customers’ particular investment objectives and risk profiles through its “Premier” funds family. As of December 31, 2025, assets under management reached Ps.1,162 billion, reaching a market share of 1.49%, representing a decrease from 2.40% in December 2024.

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

In 2025, IOL invertironline celebrated its 25th anniversary, strengthening its leading position in the Argentine capital markets. This institutional milestone was reflected in sustained growth, surpassing 2 million open accounts and reaffirming its scalability and leadership within the local investment ecosystem. During 2025, more than 24 million transactions were carried out, a base of 565,000 active customers was maintained, and assets under custody exceeded Ps. 3,616 billion, representing a 34% year-on-year increase.

IOL invertironline remained in the top 10 settlement and clearing agents (agente de liquidación y compensación) in Argentina by volume of shares and CEDEARs traded on the ByMA, and strengthened the business of primary subscriptions of negotiable obligations, participating in 38 private placements of securities for an aggregate amount of US$180 million.

Through IOL Asset Management, IOL invertironline expanded its offering of mutual funds, highlighting IOL Dólar Ahorro Plus and IOL Portafolio Potenciado, adding the development of IOL Cash Management. The synergy with Grupo Supervielle was enhanced through the offering of time Deposits in U.S. dollars.

Additionally, IOL invertironline relaunched its U.S. account operations with simplified products, facilitating international diversification for its users. In addition, its federal expansion strategy was improved, consolidating its commercial presence in the Argentine provinces of Córdoba, Mendoza, Rosario, Tucumán, and Neuquén, with a focus on the development of Vaca Muerta. This extensive reach boosted both the wealth management segment (for affluent customers) and the Business Banking segment, supported by the creation of a new trading desk that optimized execution for sophisticated portfolios and enabled new transactional revenue streams.

These actions were accompanied by a mass-reach and segmented marketing strategy, with a strong presence in public spaces, streaming, industry events and influencer campaigns.

IOL invertironline consolidates Grupo Supervielle as an integrated platform for digital financial services, expanding its reach beyond the traditional banking model.

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

We continue to evolve our service model toward an increasingly integrated ecosystem that seamlessly coordinates in-person, digital, and remote channels. This approach allows us to expand access to financial services, adapt to the diverse needs of our customers, and deliver a consistent experience across all touchpoints. By building on the consolidation of a hybrid model of virtual and in-person service, we are moving towards an operational approach that optimizes the distribution of demand across channels, strengthens operational continuity, and ensures greater consistency in the customer experience. At the same time, this framework allows us to scale our service capacity without affecting closeness, combining operational efficiency with a simpler and more accessible connection for individuals and businesses that bank with us. This evolution is based on the progressive transformation of the physical network, the expansion of self-service areas, and the strengthening of hybrid roles that integrate in-person and virtual service. In this way, we reinforce a customer-centric model that supports business growth with greater agility, flexibility, and responsiveness.

As of the date of this annual report, we have 555 total cash withdrawal machines and cash dispensers across our branch network, 149 self-service terminals mainly located  within 24-hour lobby spaces.

Argentina is comprised by 23 provinces and the City of Buenos Aires. As of December 31, 2025, it had a population of approximately 46 million and a GDP per capita of approximately U.S.$14,451. As of December 31, 2025, the unemployment rate in Argentina was 7.5%. In terms of the banking sector, as of December 31, 2025 there were 60 banks and 4,131 bank branches across Argentina. During 2025, Argentina had a total of 48.9 million fixed and mobile internet connections, surpassing its total population of 46.4 million, which creates a favorable environment for the development of digital banking services.

City of Buenos Aires. The City of Buenos Aires is the capital of Argentina and the center of commerce and seat of the Argentine government. As of December 31, 2025, the City of Buenos Aires had a population of 3.1 million (approximately 6.6% of Argentina’s overall population) and was the richest city of Argentina. As of December 31, 2025, the unemployment rate in the City of Buenos Aires was 4.8%. In terms of the banking sector, as of December 31, 2025 there were 654 bank branches (out of a total of 4,131 bank branches in Argentina) in the City of Buenos Aires.

Province of Buenos Aires. The Province of Buenos Aires, which includes the Greater Buenos Aires metropolitan area, is an agricultural center focused primarily on the production of soy, wheat, corn and other agricultural products. The Province of Buenos Aires had a population of approximately 17.4 million (approximately 37.6% of Argentina’s overall population) as of December 31, 2025 and concentrates a high portion of the agricultural activity. As of December 31, 2025, the unemployment rate in the Province of Buenos Aires was 8.6%. During the last decade, agricultural production has been strong as a result of high commodity prices which has contributed to Argentina’s economic growth. It is expected that agriculture production will continue to be a key driver of economic growth in Argentina in the coming years. In terms of the banking sector, as of December 31, 2025, there were 1,336 bank branches (out of a total of 4,131 bank branches in Argentina) in the Province of Buenos Aires.

Mendoza. The Province of Mendoza is located in the Cuyo region and is the center of the wine industry in Argentina. Mendoza has a population of approximately 2.0 million (approximately 4.4% of Argentina’s overall population) as of December 31, 2025. As of December 31, 2025, the unemployment rate in Mendoza was 6.7%. In terms of the banking sector, as of December 31, 2025, there were 152 bank branches (out of a total of 4,131 bank branches in Argentina) in Mendoza.

San Luis. The Province of San Luis is located in the Cuyo region. San Luis had a population of approximately 536 thousand (approximately 1.2% of Argentina’s overall population) as of December 31, 2025. The primary industries in the Province of San Luis are agricultural production and tourism. As of December 31, 2025, the unemployment rate in the Province of San Luis was 2.7%. In terms of the banking sector, as of December 31, 2025, there were 43 bank branches (out of a total of 4,131 bank branches in Argentina) in the Province of San Luis.

Deposits & Loans Franchise

Deposits – General Overview

The charts below illustrate the breakdown of our Peso deposits as of December 31, 2025. Our main source of funds is the Bank’s deposit base.

As of December 31, 2025, non-or low-cost private sector demand deposits accounted for 31% of the our total Peso-denominated deposits, compared to 30% as of December 31, 2024. As of the same date, 13% of non-or low-cost private sector demand deposits corresponded to savings accounts and 18% to checking accounts. As of December 31, 2025, U.S. dollar deposits amounted US$ 1,174.6 billion increasing 42.5% compared to December 31, 2024, above financial system performance. The evolution of Peso retail and commercial deposits reflects the Company’s strategy through the launch of the remunerated account in Pesos and U.S. dollars for payroll and SME clients, which continues to strengthen our funding base, deepen primary relationships and increase client balances. Adoption has been solid, reinforcing the quality and stability of our deposit mix.

The following tables compare the composition of the Bank’s (on a consolidated basis) total funding with those of all Argentine private banks’ in each case as of December 31, 2025:

	Year ended December 31, 2025
Liabilities and Shareholders equity	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Deposits	5,118,886.5	65.9%	119,378,223.9	65.3%
Other Liabilities & Shareholders equity	2,650,678.4	34.1%	63,568,212.9	34.7%
Total	7,769,564.9		182,946,436.8

	Year ended December 31, 2025
Deposits Breakdown	Banco Supervielle		Private Banks
	(in millions		(in millions
	of Pesos)%		of Pesos)%
Checking accounts	602,437.8	11.8%	18,181,921.6	15.2%
Saving Accounts(1)	1,011,081.6	19.8%	49,899,865.1	41.8%
Time deposits	1,407,375.2	27.5%	40,517,928.4	33.9%
Other deposits	2,097,991.9	41.0%	10,778,508.7	9.0%
Total	5,118,886.5		119,378,223.9
(1)	Private banks figures includes special checking accounts

Loan Portfolio – General Overview

Each loan category in our loan portfolio faces different risks. We have established underwriting policies, standards and pricing mechanisms designed to mitigate the risks posed by each loan category. As of December 31, 2025, we had a loan portfolio of Ps.3,982.9 billion (equivalent to U.S.$2,729 million converted to U.S. dollars at the reference exchange rate as of December 31, 2025). As of December 31, 2025, we had a loan portfolio and off balance sheet guarantees of Ps.4,105.1 billion (equivalent to U.S.$2,813 million converted to U.S. dollars at the reference exchange rate as of December 31, 2025).

The following charts set forth the breakdown of our loan portfolio by segment and by product as of December 31, 2025.

(1)	For information from January 1, 2025 to December 31, 2025, the term “small businesses” refers to individuals that perform professional or commercial activities, the term “SMEs” refers to companies with annual sales up to Ps.34 billion, and the term “middle-market and large companies” refers to companies with annual sales over Ps.34 billion.

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

Automobile and Other Secured Loans

We grant secured loans to finance automobile purchases. The maximum amount of our automobile loans is Ps.85,000,000 with a maximum term of 60 months. Before granting this automobile and other secured loans, we evaluate a customer’s ability to meet monthly payment obligations by taking into account the prospective borrower’s earnings, minimum credit rating and financial and legal background. We also require that the vehicle serve as collateral in the event of a payment default by the borrower. We set interest rates based on the term of the automobile loan and a loan-to-value ratio ranging from 40% to 75% of the value of the vehicle at the time of sale.

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

Loans to Small Businesses and SMEs. Our loans to small businesses and SMEs are originated at the Bank’s branches based on a policy that requires adequate credit and legal history, a minimum credit score and a certain level of revenues. Our loans to small businesses and SMEs finance the working capital needs of businesses with annual revenues of up to Ps.34 billion. The Bank’s branches may grant up to Ps.600 million of unsecured loans and Ps.1,600 million of factoring transactions and financial leases, and any excess amount must be evaluated by the Bank’s specialized credit analysis unit. We set either a floating or fixed interest rate for our loans to small businesses based on the creditworthiness of the borrower’s business and the term of the loan. The interest rates for our loans to small business are generally higher than the interest rates for our corporate financial loans reflecting the difference in size and revenues of the businesses.

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

The maximum amount of our personal loans is Ps.76.5 million, while the average loan as of December 31, 2025 was Ps. 1.15. The average term of our personal loans as of December 31, 2025 was 31 months, with a maximum of 72 months. The loans are granted at a fixed rate and are paid back in monthly installments and amortized based on the French amortization system, which consists of equal monthly installments amortized in a manner in which (i) interest payments are higher at the beginning of the loan and decrease over the life of the loan, while (ii) principal payments are lower at the beginning of the loan and increase over the life of the loan.

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

Significant increase in credit risk

We consider a financial instrument to have experienced a significant increase in credit risk when at least one of the following conditions per segment exists:

Individuals and Businesses

1.	Maximum delay at financial asset level > 30 days.

2.	If the financial asset is a refinancing.

3.	The credit origination score has deteriorated by more than 30% with respect to the current performance score.

4. The difference between the current behavior score and the credit application score is less than -300 in absolute terms.

5.	Internal Behavior Score at client level below the cut-off point (1)

(1) High Income: Payroll segment >=400, Open Market segment >=500 and Retirees segment >=600 and Ex>=800 segment

Corporate Banking

1.Portfolios more than 30 days past due.

2.Portfolios whose classification under Argentine Central Bank regulation is 2.

3. Probability of default higher than 30%.

4.Its rating deteriorated by more than two notes from its credit approval rating.

5. If the financial asset is a refinancing.

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

The Bank considers the following variables for estimating expected credit losses on the different scenarios:

Parameter	Segment	Macroeconomic Indicators
Probability of Default	Personal and Business Banking	Private Sector Deposits, Real Badlar Rate (private banks), Monthly Economic Activity Estimator
	Corporate Banking	Real Badlar rate (private banks), Blue cheap swap rate
Loss Given Default	Personal and Business Banking	Real Badlar Rate (private banks), Private Sector Real Deposits
	Corporate Banking	Private Sector Deposits, Real Badlar Rate (private banks) , Inflation

Atomization of the loan portfolio

As a result of our risk management policies, we have a diversified loan portfolio. As of December 31, 2025, the top 10, 50 and 100 borrowers represented 10%, 26% and 33%, respectively, of our total loan portfolio, which shows an increase in the diversification of our loan portfolio, compared to December 2024.

Loan portfolio atomization	December 31, 2025	December 31, 2024
%Top10	10%	10%
%Top50	26%	23%
%Top100	33%	30%

Loan Portfolio breakdown by economic activity

Business Sector	Dec 31, 2025 Share	Dec 31, 2024 Share
Families and individuals	35.9%	42.3%
Agribusiness	9.4%	9.1%
Food & Beverages	5.3%	5.9%
Transport	3.4%	2.5%
Wine	3.1%	2.7%
Utilities	2.9%	4.3%
Oil, Gas & Mining	2.9%	4.3%
Financial Services	2.8%	2.9%
Home appliance	2.7%	1.2%
IT & Communications	2.4%	2.5%
Automobile	2.2%	1.4%
Construction & Public Works	2.2%	2.0%
Machinery & Equipment	2.2%	2.0%
Textile	1.8%	1.9%
Chemicals and plastics	1.6%	2.2%
Pharmaceutical	1.5%	1.3%
Retail	1.1%	0.6%
Automotive manufacturers	1.0%	0.4%
Others	15.9%	10.5%

Collateralized Loan Portfolio

As of December 31, 2025, 22% of the total commercial loan portfolio was collateralized, while 43% of the commercial non-performing loans portfolio was collateralized.

	Entrepreneurs &	SMEs & Middle
Loan portfolio collaterall	Small Businesses	Market	Large	Total
Collateralized Portfolio	35%	38%	17%	22%
Unsecured Portfolio	65%	62%	83%	78%

As of December 31, 2025: (i) 52% of our retail loan portfolio to individuals corresponded to loans granted to payroll and pension clients, (ii) 57% of our open market customers loan portfolio has collateral, (iii) 86% of the personal loans that we originate correspond to payroll customers (including senior citizens who receive their pensions and benefits through the Bank), and (iv) 59% of credit card volumes corresponded to payroll customers (including senior citizens who receive their pensions and benefits through the Bank).

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

With respect to individual customers, the collections area performs a risk segmentation for management purposes, which depends on the customer’s characteristics and the amount of debt. In higher-risk cases, preventive actions are carried out at the time of payment due date. Once the customer becomes delinquent, automated actions begin on the third day; for high-risk cases, management shifts to telephone contact starting on day four. For medium- and low-risk cases, automated management continues until days 10 and 18 of delinquency respectively, after which telephone management begins. Additionally, based on their risk characteristics, between 90 and 180 days of delinquency the debt is consolidated and transferred to specialized late-stage collection agencies, at which point the initiation of legal actions may be considered.

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

Cybersecurity; Information Security; Data Protection

See “Item 16.K. Cybersecurity.”

Competition

Over the last decade, and increasingly over the past five years, traditional banks have accelerated their digital transformation processes in order to adapt to the current environment where competition has been intensified by the disruption of fintech platforms which have entered the financial markets offering innovative digital business models, new business opportunities and new usage options. In many cases, traditional banks have combined digital banking platforms with traditional banking solutions to offer to their customers the advantages of both systems. In addition, certain traditional banks have created digital banking platforms which operate separately from the traditional banking systems. During 2025, traditional banks continued to make progress on the development of digital capabilities and certain indicators show improvements in terms of digital adoption and customer experience.

Traditional Banking

The Argentine financial system remains highly fragmented compared to the rest of Latin America. As of December 31, 2025 the Argentine financial system had 73 financial entities, of which 60 were banks, of which 14 were public banks and 46 private banks. In terms of bank ownership, as of December 31, 2025, the percentage of banks controlled by the Argentine government was 23%, the percentage of banks controlled by Argentine private entities was 57%, the percentage of banks controlled by foreign financial entities was 10%, and branches of foreign financial entities represented 10%. As of December 31, 2025, the number of financial companies operating in this segment was 13.

According to the information published by the Central Bank, as of December 31, 2025 we were one of the top 10 private banks in the Argentine financial system in terms of outstanding amount of loans. In terms of deposits, we had an estimated market share of 3.0% of deposits in December 2025, ranking eighth among the total private banks in the Argentine financial system and eleventh among total banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.8% of loans in December 2025, ranking seventh among the total private banks in the Argentine financial system and ninth among total banks in the Argentine financial system.

The Bank faces a high degree of competition in virtually all core financial products with respect to pricing (interest rate or fee) and term. The Bank’s strategy to face this competition is to maintain aggressive business policies, to differentiate its product offering and customer service from other financial institutions. Notwithstanding this competitive challenge, our growth strategy, both organic and through acquisitions, has resulted in an increase in our financial system market share since 2005, according to the information published by the Central Bank. Taking into consideration total loan portfolio and receivables from financial leases portfolio at the end of the year 2025, total loans and leasing market share was 2.9% in 2025 compared to 0.1% as of December 31, 2001.

Mutual Funds

With respect to the mutual fund market, based on the Chamber of Mutual Funds information we estimate that our market share was 1.5% as of December 31, 2025, and that SAM is ranked 21 out of 59 managers in the industry. Our main competitors are Galicia Administradora de Fondos S.A.S.G.F.C.I., Macro Fondos S.G.F.C.I.S.A., ICBC Investments S.A.S.G.F.C.I., Francés Administradora de Inversiones S.A.G.F.C.I. and Santander Río Asset Management G.F.C.I.S.A.

Online trading broker

During 2024, IOL invertironline strengthened its leadership in Argentina’s retail digital brokerage market, and recorded significant growth in net income and fee generation. At the end of 2025, IOL invertironline had nearly 1.9 million accounts, representing a 35% increase compared to 2024, 565,000 active customers, and approximately Ps.3.6 trillion in managed assets. During 2025, more than 24 million transactions were carried out through IOL invertironline. Additionally, in  2025, IOL invertironline continued offering U.S. dollar-denominated investment fund. As of the date of this annual report, through IOL Asset Management, IOL invertironline expanded its offering of mutual funds, highlighting IOL Dólar Ahorro Plus, IOL Portafolio Potenciado and IOL Cash Management. Along these lines, IOL Asset Management also consolidated its position, expanding its value proposition to include professional asset management, where the IOL Dólar Ahorro Plus fund ranked third among funds of its kind in Argentina.

In 2025, IOL invertironline ranked seventh in the ByMA exchange ranking on Equity and seventh in CEDEARs (Certificado de Depósito Argentinos), according to the information published by ByMA. As of the date of this annual report, IOL invertiroline has a 17% market share in terms of retail customers in the ByMA market. IOL invertironline’s main competitors are Balanz Capital Valores S.A.U., Bull Market Brokers S.A., PP Inversiones S.A. and Cocos Capital Servicios Digitales S.A.

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

The Central Bank establishes certain technical ratios that must be observed by financial entities, such as ratios related to levels of solvency, liquidity, the maximum credit that may be granted per customer and foreign exchange assets and liability positions.

In addition, financial entities need the authorization from the Central Bank for certain actions, such as opening branches abroad, acquiring share interests in other financial or non-financial corporations and establishing liens over their assets, among others. The opening, relocation and closure of branches in Argentina does not require prior authorization from the Central Bank, but must be notified to the Central Bank..

As supervisor of the financial system, the Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semi-annual and annual basis. These reports, which include balance sheets and income statements, information related to reserve funds, use of deposits, classifications of portfolio quality (including details on principal debtors and any allowances for loan losses), compliance with capital requirements and any other relevant information, allow the Central Bank to monitor the business practices of financial entities. In order to confirm the accuracy of the information provided, the Central Bank is authorized to carry out inspections.

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

Banking Regulation and Supervision

Central Bank Supervision

Liquidity and Solvency Requirements

Since September 1994, the Central Bank has supervised the Argentine financial entities on a consolidated basis. Such entities must file periodic consolidated financial statements that reflect the operations of their head office or controlling entities, as well as those of their branches in Argentina and abroad, and of their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

Permitted Activities and Investments

The FIL governs all individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by the law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the FIL and related rules and regulations promulgated by the Central Bank (“Central Bank Rules”). Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter (“OTC”) markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the FIL and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank Rules) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Furthermore, according to the Central Bank regulations regarding “Complementary Services of the Financial Entities and Allowed Activities,” as amended, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of said rules, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of Central Bank rules regarding “Complementary Services of the Financial Entities and Allowed Activities.”. Financial institutions are prohibited from conducting or facilitating transactions involving digital assets, including crypto-assets and those whose returns are determined based on their price fluctuations, unless such assets are authorized by a competent national regulatory authority or the Central Bank.

Under Central Bank Rules regarding “Minimum Capital Requirements for Financial Institutions,” (the “Minimum Capital Regulations”) the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Regulatory Equity (“RPC”, as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.

Operations and Activities that Banks Are Not Permitted to Perform

Section 28 of the FIL prohibits commercial banks from: (a) creating liens on their assets without prior approval from the Central Bank, (b) accepting their own shares as security, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank regulations regarding “Complementary Services of the Financial Entities and Allowed Activities”). Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and may own shares or debt of public services companies, if necessary to obtain those services.

Legal Reserve

Pursuant to the FIL, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income. Notwithstanding the foregoing, pursuant to Central Bank Rules, we are required to maintain a legal reserve which is funded with 20% of our yearly income determined in accordance with Central Bank Rules. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain aspects from Central Bank Rules.

Minimum Capital Requirements

Until July 31, 2026, the minimum capital requirement that financial institutions must maintain shall be equal to the greater of: (i) the basic capital requirement, and (ii) the aggregate of the capital requirements determined for credit risk, market risk — including the requirement applicable to daily positions in the relevant assets — and operational risk.

Effective from August 1, 2026, the minimum capital requirement that financial institutions must maintain shall be equal to the greater of: (i) the basic capital requirement, and (ii) the aggregate of the capital requirements determined for credit risk (including counterparty credit risk), market risk — including the requirement applicable to daily positions in the relevant assets — and operational risk. For these purposes, positions in financial instruments must be allocated to the banking book (subject to capital requirements for credit risk, counterparty credit risk and operational risk) or to the trading book (subject to capital requirements for counterparty credit risk, market risk and operational risk), in each case in accordance with the Minimum Capital Regulations.

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2025, 2024 and 2023 under IFRS. Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

The following table sets forth information regarding excess capital and selected capital ratios of the Bank:

	Year ended December 31,
	2025	2024 (3)	2023 (3) (4)

	(in thousands of Pesos except percentages and
	ratios)
Calculation of excess capital:
Allocated to assets at risk	304,501,175	240,732,301	148,742,119
Allocated to Bank premises and equipment, intangible assets and equity investment assets	27,913,213	31,208,043	30,532,024
Market risk	16,852,852	22,794,035	8,529,904
Public sector and securities in investment account	928,905	703,052	779,764
Operational risk	45,771,893	97,959,978	67,124,101
Required minimum capital under Central Bank rules	395,968,038	393,397,409	255,707,912
Basic net worth	1,103,547,123	1,084,581,259	963,815,112
Complementary net worth	—	—	—
Deductions	(358,337,148)	(307,588,949)	(292,328,570)
Total capital under Central Bank rules	745,209,975	776,992,310	671,486,542
Excess capital	349,241,937	383,594,901	415,778,630
Credit Risk Weighted Assets	4,026,186,872	3,364,520,068	2,200,613,815
Risk Weighted Assets (1)	4,828,237,638	4,818,204,223	3,130,795,301
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	18.5%	23.1%	30.5%
Regulatory capital/risk weighted assets	15.4%	16.1%	21.4%
Average shareholders’ equity as a percentage of average total assets	12.8%	17.8%	14.5%
Total liabilities as a multiple of total shareholders’ equity	8.7x	5.4x	6.3x
Cash as a percentage of total deposits	28.9%	20.2%	14.4%
Liquid assets as a percentage of total deposits (2)	48.2%	55.6%	83.1%
Common Equity Tier 1 Capital (CET1) / Risk weighted assets	15.4%	16.1%	21.4%
(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.
(2)	Liquid assets include cash, government securities, government securities in guarantee, securities issued by the Central Bank, repo transactions with the Central Bank and call operations.
(3)	Values adjusted for inflation.

(4)Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes.

As of December 31, 2025, the Bank’s total capital ratio was 15.4%, compared to 16.1% as of December 31, 2024, and the Bank’s common equity Tier 1 ratio was 15.4%, compared to 16.1% as of December 31, 2024. On June 28, 2019, the Central Bank issued a ruling, effective January 1, 2020, requiring Group “A” financial institutions controlled by non-financial institutions (such as Grupo Supervielle and the Bank) to comply with minimum capital requirements, major exposure to credit risk regulations, liquidity coverage ratio and net stable funding ratio. These requirements apply on a consolidated basis, excluding insurance companies and non-financial subsidiaries. On March 21, 2024, the Central Bank introduced Communication “A” 7982, requiring financial institutions to submit monthly consolidated reports starting in April 2024.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Central Bank rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended).

Basic Minimum Capital

As from June 1, 2024, the basic minimum capital requirement to be observed by financial institutions is as follows:

Banks	Other financial institutions (Except Cooperative Credit Unions)
Ps. 5,000 million	Ps. 2,500 million

Likewise, financial entities in operation as of June 1, 2024 must comply with the basic capital requirement set forth in the table above from January 1, 2025. From June 1, 2024, until December 31, 2024, such operating entities shall apply the requirements set forth in the following table:

Banks	Other financial institutions (Except Cooperative Credit Unions)
Ps. 1,500 million	Ps. 700 million

Financial institutions that are in operation since June 1, 2024, that do not meet the integration of the basic capital requirement as outlined in the previous paragraph and/or the basic capital requirement from January 1, 2025, according to the information that banks are periodically required to send to the Central Bank pursuant to the “Business Plan and Projections and Capital Self-Assessment Report” information regime, which includes the submission of a compliance program to Superintendency within 20 calendar days following the registration or projection of non-compliance, respectively, which must not exceed a 6-month period to meet the basic requirement.

Delineation Between the Banking Book and the Trading Book

Effective August 1, 2026, financial institutions must apply the following framework to distinguish between the banking book and the trading book for regulatory capital purposes.

Allocation to the Trading Book

The trading book includes all positions in financial instruments that are held for trading purposes or to hedge positions held for trading. Such positions must be measured at fair value and subject to prudent valuation standards in accordance with the Minimum Capital Regulations.

Positions included in the trading book must not be subject to legal or other restrictions that would prevent their sale, transfer, or effective hedging.

A position is considered held for trading if it is entered into for short-term resale, to benefit from short-term price movements, for arbitrage, or to hedge other trading book positions.

Unless an institution can provide documented justification to the contrary, consistent with its internal policies, the following instruments are presumed to belong in the trading book:

(i)	instruments accounted for at fair value through profit or loss;

(ii)	derivatives arising from market-making activities;
(iii)	certain fund investments that meet applicable transparency, information, and valuation requirements;
(iv)	equity instruments listed on recognized exchanges;
(v)	securitization exposures with identifiable underlying assets and a liquid secondary market;
(vi)	explicit or embedded credit-linked options;
(vii)	underwriting commitments for shares, bonds, or other instruments;
(viii)	instruments that create net short credit risk positions in the banking book; and
(ix)	repurchase or reverse repurchase transactions not included in the banking book.

Allocation to the Banking Book

Any financial instrument that does not meet the criteria for trading book treatment must be assigned to the banking book. This includes, among other items, real estate exposures.

The following positions must be included in the banking book:

(i)	equity instruments not listed on recognized exchanges;
(ii)	retail and SME exposures;
(iii)	exposures temporarily held pending securitization;
(iv)	fund investments not allocated to the trading book;
(v)	derivatives and funds whose underlying assets consist of banking book instruments;
(vi)	instruments used to hedge banking book positions; and
(vii)	repurchase transactions entered into for liquidity management purposes or accounted for at amortized cost.

Supervisory Oversight

The Superintendency may require institutions to demonstrate that positions classified in the trading book are in fact held for trading purposes, or that positions classified in the banking book are not held for trading purposes.

If the supporting evidence is deemed insufficient, the Superintendency may require the reclassification of positions to the appropriate book, subject to the exceptions set forth in the Minimum Capital Regulations.

Reclassification Between Books

Reclassification of positions between the banking book and the trading book is permitted only in exceptional circumstances and must be irrevocable. As a general rule, prior approval from senior management and the Superintendency is required.

Any reduction in capital requirements resulting from a reclassification must continue to be recognized as a capital requirement, must be disclosed in accordance with applicable regulations, and must remain in place until the position is derecognized in the institution’s financial statements.

Governance, Policies and Internal Controls

Institutions must establish and maintain policies, procedures, and controls governing the initial classification and any reclassification of positions between books. These policies must be consistent with regulatory criteria and integrated into the institution’s risk management framework.

Institutions must also implement internal control functions and conduct internal audit reviews at least annually to ensure proper application of classification standards and to assess any exceptional reclassification events.

Internal Risk Transfers

An internal risk transfer refers to the offsetting of risk between the banking book and the trading book, or between positions within the same book.

The Minimum Capital Regulations impose specific conditions on internal transfers of credit risk, interest rate risk, market risk, and counterparty credit risk. These include requirements relating to external hedging, documentation, supervisory approval, and prudential capital treatment.

All internal risk transfers must be properly documented, including identification of the source and magnitude of the risk being transferred. The resulting positions must be subject to the same prudential standards that would apply if the transaction had been executed with an external counterparty.

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

The RPC is determined by the following formula:

RPC = PNb + PNc

Where:

RPC: Computable equity liability (total regulatory capital).

PNb: Basic net worth (Tier 1 capital), calculated as: PNb = COn1 - CDCOn1 + CAn1 - CDCAn1

COn1: Ordinary Tier 1 capital.

CDCOn1: Deductible items from ordinary Tier 1 capital.

CAn1: Additional Tier 1 capital.

CDCAn1: Deductible items from additional Tier 1 capital.

PNc: Complementary net worth (Tier 2 capital), net of corresponding deductions (CDPNc).

The Central Bank takes into consideration a financial institution’s RPC in order to determine compliance with capital requirements.

Tier 1 Capital

COn1 Capital - Ordinary Tier 1 capital

COn1 includes the following net worth items:

(i)	capital stock (excluding preferred stock),
(ii)	non-capitalized capital contributions (excluding share premium),
(iii)	adjustments to shareholders’ equity,
(iv)	earnings reserves (excluding the special reserve for debt instruments),
(v)	unappropriated earnings,
(vi)	other results either positive or negative, in the following terms:
●	100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;
●	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;

●	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and
●	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;
(vii)	other comprehensive income:
(a)	100% of the results recorded in the following items: revaluation of property, plant, and equipment and intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income.
(b)	100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section a) above.

The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of sections 8.2.1.5. or 8.2.1.6., as the case may be, of the Minimum Capital Regulations.

(viii)	share premiums of the instruments included in COn1, and
(ix)	in the case of consolidated entities, it also includes minority shareholdings (ordinary shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

The mentioned concepts will be reduced by applicable deductible items, as defined by the relevant regulations.

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

Deductible Concepts:

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of the Minimum Capital Regulations.

Concepts deductible from COn1 include, among other things:

(I)	the positive difference resulting from comparing the amount of the regulatory provision—derived from the application of the Minimum Capital Regulations, or the accounting provision corresponding to the balance of accounts as of November 30, 2019, whichever is greater, and the accounting provision derived from the application of Section 5.5 “Impairment” of IFRS 9. Before any deduction, the amount of the provision for credit risk related to the “normal situation” portfolio, computed as supplementary net worth, must be absorbed;
(II)	favorable balances arising from the application of the minimum presumed income tax, net of provisions, that exceed 10% of the Tier 1 capital (PNb) for the previous month, and favorable balances arising from deferred tax assets;
(III)	deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,”
(IV)	debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear or the Depository Trust Company,
(V)	securities issued by foreign governments whose credit rating is less than ‘investment grade’ according to Communication “A” 5671, as amended;
(VI)	subordinated debt instruments issued by other financial institutions;
(VII)	shareholders;
(VIII)	real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale;
(IX)	intangible assets, net of the respective accumulated depreciation;
(X)	items pending allocation, debtor balances and others;
(XI)	certain assets or other concepts, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations;
(XII)	any deficiencies due to insufficient provisions for bad debt risk resulting from the application of Section 5.5 “Impairment of Value” under IFRS 9, as determined by the Superintendency;
(XIII)	any deficiencies due to insufficiency in the calculation of regulatory provisions in accordance with the Minimum Capital Regulations as determined by Superintendency;
(XIV)	equity interests in companies that have the following activities:
a.	financial assistance through leasing or factoring agreements,
b.	transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and
c.	credit, debit and similar cards issuances;
(XV)	the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Restricted Assets”

(XVI)	the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein;
(XVII)	income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2. of the Minimum Capital Regulations and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained;
(XVIII)	in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk;
(XIX)	equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

CAn1 Capital

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of the Minimum Capital Regulations, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

The items mentioned in the previous paragraph will be reduced, if applicable, by the deductible concepts described in the previous section (See “—Deductible Concepts”)

Moreover, instruments included under CAn1 must comply with the following requirements:

(1)	Must be totally subscribed and paid in full.
(2)	Must be subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.
(3)	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.
(4)	They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

(5)	After five (5) years, as from the issuance date, the financial entity can buy back the debt instruments if:
(a)	it has the prior authorization of the Superintendency,
(b)	the entity does not create any expectations regarding the exercise of the purchase option, and
(c)	the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.
(6)	Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.
(7)	The financial entity can pay dividends/interest coupons at any time, and at its sole discretion, which shall not be considered the default in itself and shall not grant bondholders the right to demand the conversion of their notes into ordinary shares. Furthermore, there shall be no restrictions to the financial entity, except with respect to dividend distribution to the shareholders.
(8)	The payment of dividends/interest coupons shall be carried out through the noting of distributable entries, in the terms of the regulations on “Results Distribution” (See “- Requirements applicable to dividend distribution”).
(9)	The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.
(10)	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.
(11)	They should not have been bought with direct or indirect financing from the financial entity.
(12)	They shall not contain elements that make re-capitalization difficult.

Instruments considered liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion into ordinary shares or a mechanism assigning final losses to the instrument with the following effects:

(a)	Reduction of debt represented by the instrument in the event of winding-up of the entity;
(b)	Reduction of the amount to be repaid in case a call option is exercised;
(c)	Total or partial reduction of the dividends/interest coupon payments of the instrument.

Complementary Net Worth ( NWc or PNc): Tier 2

Tier 2 Capital includes:

(i)	certain debt instruments of financial entities which are not included in Tier 1 Capital and meet the regulatory criteria established in section 8.3.3 of the Minimum Capital Regulations,
(ii)	share premium from instruments included in Tier 2 Capital, and
(iii)	loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank Rules on debtor classification and of financing with preferred security “A” not exceeding 1.25% of the assets measured for credit risk.

Additionally, in the case of consolidated entities, Tier 2 Capital includes debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under NWc.

The concepts mentioned in the preceding points shall be deducted, if applicable, by the deductible items provided in Section 8.4.2 of the Minimum Capital Regulations.

Moreover, debt instruments included under NWc must comply with the following requirements:

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

Additionally, instruments included in NWc and CAn1, shall present the following conditions in order to assure their loss-absorbency capacity:

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

Deductible concepts applied to the different capital levels

(I)	Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria:
(i)	investments include direct, indirect or synthetic interests;
(ii)	investments include the acquired net position;
(iii)	the holding of securities subscribed to be sold within a five business day term may be excluded; and
(iv)	the investments in capital instruments that do not satisfy the criteria to be classified as COn1 (Common Equity Tier Tier 1), CAn1: (Additional Tier 1 capital) or NWc (Complementary Net Worth) of the financial institution shall be regarded as COn1 –common equity shares, for the purposes of this regulatory adjustment.

If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies – which individually represent less than 10% of the COn1 of each issuer – exceeds 10% of the COn1 of the financial institution, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following method: (i) Amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests; (ii) Amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests; and (iii) Amount to be deducted from NWc: aggregate excess amount over 10% multiplied by the proportion represented by the NWc holdings over the aggregate equity interest.

If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.

(II)	Investments in instruments computed as regulatory capital of financial institutions and companies rendering services supplementary to the financial industry, not subject to consolidated oversight and insurance companies, when the institution holds more than 10% of the common equity of the issuer, or when the issuer is a subsidiary of a financial institution, shall be subject to the following criteria:
a)	the investments include direct, indirect and synthetic interests (for these purposes, (a) indirect interest means an investment by a financial institution in another financial institution or company not subject to consolidated oversight, which in turn has an interest in another financial institution or company not consolidated with the first one- A synthetic interest means an investment made by a financial institution in an instrument the value of which is directly related with the equity value of another financial institution or company not subject to consolidated supervision);
b)	the net acquired position is included, i.e., the gross acquired position less the position sold in the same underlying exposure, when this has the same duration than the acquired position or its residual life is at least one year;
c)	the holding of securities underwritten to be sold within a five business day term may be excluded; and

d)	investments in capital instruments that do not satisfy the criteria to be classified as COn1, CAn1 or NWc of the financial institution shall be regarded as COn1, common equity shares, for the purposes of this regulatory adjustment.

The amount of these interests, taking into account the applicable type of instrument, shall be deducted from each of the applicable capital tiers of the financial institution.

If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level.

(III)	Own repurchased instruments that satisfy the criteria for being included in CAn1 or NWc must be deducted from the applicable capital tier.

Limits

Section 8 of the Minimum Capital Requirements Regulations sets forth the minimum thresholds applicable to capital integration:

for COn1, the amount resulting from multiplying the capital RWA by 4.5%;

for NWb, the amount resulting from multiplying RWA by 6%; and

for the RPC, the amount resulting from multiplying RWA by 8%.

The lack of compliance with any of these limitations is considered as an infringement to minimum capital integration requirements.

Pursuant to Communication “A” 5889, as amended from time to time, RWA shall be calculated as follows:

RWA = RWAc + [(MR+OR) x 12.5]

Where:

RWA: risk weighted assets

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

The Central Bank’s “Guidelines for Risk Management of Financial Institutions” (the “Risk Management Guidelines”), require financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

As part of its review of compliance with Central Bank regulations, including the Minimum Capital Regulations and “Consolidated Supervision,” the Superintendency assesses the institution’s internal economic capital adequacy process. If the Superintendency determines that the results of the ICAAP conducted by the institution are unsatisfactory, or identifies non-compliance with the conditions and requirements set forth in the applicable regulations, it may consider adopting a broad range of potential measures, including requiring capital levels above the regulatory minimums or ordering or imposing additional actions, such as enhanced supervisory oversight, restrictions on dividend distributions, and the preparation and implementation of a capital restoration plan.

The Central Bank expects financial institutions to operate above the minimum capital requirements. If necessary, the Superintendency may require higher regulatory capital levels based on specific risks not fully addressed by the regulations. The Superintendency may also mandate increased capital for certain risks specific to the institution or the economy.

Capital adequacy for interest rate risk in the investment portfolio (“IRRBB”) must be addressed in the ICAAP, aligned with the institution’s risk appetite. The capital requirement should be based on risk measurement methodologies and assumptions, ensuring sufficient capital for both current and future risks.

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
(viii) underlying risk factors; and
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

EC = (1.05 x MC) + max [0; U EVE – 15% x NWb)]

Where:

EC: economic capital based on the risk profile (ICAAP).

MC: minimum capital requirements as provided in Section 1.1 of the Minimum Capital Regulations.

EVE: measure of risk calculated according to a standardized framework foreseen in section 5.4 of the Risk Management Guidelines.

NWb: basic net worth (tier 1 capital)

Group B Entities whose RPC is insufficient to cover the economic capital requirements arising in the first year of application of the simplified methodology will be granted a five-year phase-in period — counted from the year following the adoption of the simplified methodology — to cover the recorded economic capital shortfall (expressed as a percentage), at a minimum cumulative rate of 20% per year of such shortfall.

Requirements Applicable to Dividend Distribution

The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the regulations on “Earnings Distributions,” by the Central Bank, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency. This requirement shall be deemed satisfied when it is verified that there are no shortfalls in the minimum capital position—both on an individual and consolidated basis—at the close of the fiscal year to which the retained earnings under consideration relate, or at the last closed position, whichever presents the smaller excess over the requirement, in accordance with the applicable regulatory requirements set forth in the aforementioned regulations.

Such regulations provide that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the Minimum Capital Regulations) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to the regulations on “Earnings Distributions.”

Institutions may distribute earnings up to the positive amount derived from the off-balance sheet calculation set forth herein, without exceeding the limits set forth in the regulations on “Earnings Distributions.”

To such effect, the registered balances, as of the end of the fiscal year to which they belong, in the “Unappropriated Retained Earnings” account and in the voluntary reserve for future distributions of earnings shall be computed, deducting the amounts – recorded on the same date – of the legal and statutory reserves – whose creation is mandatory – and the following concepts:

1.	100% of the negative balance of each of the items recorded under “Other comprehensive retained earnings.”
2.	The result derived from the revaluation of property, plant and equipment and intangible assets and investment properties.
3.	The net positive difference resulting from the calculation at amortized cost and the fair market value recorded by the financial institution in connection with sovereign bonds and/or currency regulation instruments issued by the Central Bank for such instruments valued at amortized cost.
4.	The asset valuation adjustments notified by the Superintendency – whether accepted or not by the institution– that are pending registration and/or those indicated by the external audit that have not been accounted.
5.	The individual deductibles – regarding asset valuation – established by the Superintendency, including the adjustments derived from the failure to consider agreed adjustment plans.

6.	The lower level of provisions and the higher RPC resulting from the treatment set forth in section 2 of Central Bank Communication “A” 6946 (as amended), in connection with financing granted to MSMEs for the payment of salaries.

In addition, financial institutions shall not distribute earnings out of the income derived from the first application of IFRS, and are obliged to create a special reserve which shall only be reversed for capitalization purposes or to absorb possible negative balances in the item “Unappropriated Retained Earnings.”

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the concepts set forth above in items 1 to 5 above, if applicable, from the assets.
2.	The failure to consider the deductibles established by the Superintendency affecting the requirements, integrations and minimum capital position.
3.	The deduction of the amounts relating to the following concepts from the unappropriated retained earnings:
o	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;
o	positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in the Minimum Capital Regulations; and
o	adjustments made in accordance with items 1 to 5 above.
4.	The failure to consider the limit set forth in Section 7.2. of the Minimum Capital Regulations.

The distribution of earnings shall only be admitted if none of the following events occurs:

o	the institution is subject to the provisions of Section 34 “Regularization and Recovery” and Section 35 bis “Institution’s restructuring for the purpose of safeguarding loans and deposits” of the Financial Institutions Law;
o	the institution has received financial assistance from the Central Bank under Section 17 of its Charter, due to illiquidity;
o	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;
o	the institution records minimum capital integration deficits – whether individually or consolidated – (without computing the effects of the individual deductibles established by the Superintendency);
o	the integration of the average minimum cash – in Pesos, in foreign currency or in sovereign securities – is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;
o	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4. Financial institutions shall have prior authorization of the Central Bank for the distribution of their results.

Financial entities must obtain prior authorization from the Central Bank for the distribution of their results. In this authorization process, the Superintendency will consider, among other factors, the potential effects of the application of international accounting standards according to Communication “A” 6430 (Section 5.5 of IFRS 9 - Impairment of financial assets) and the re-expression of financial statements.

For the determination of distributable results, the increase in computable equity (RPC) resulting from the application of Section 11.4 of the Minimum Capital Regulations must be deducted from the calculations outlined above. Additionally, deductions must be made for lower provisions and higher RPC resulting from treatments established in point 2 of Communication “A” 6946 (and amendments) – for financing to SMEs intended for salary payments – in point 2 of Communication “A” 7427, in point 3 of Communication “A” 7659, and in Communication “A” 7928 – which postponed until January 1, 2025, on an optional and irrevocable basis for Group B and Group C financial institutions (as classified at the relevant time) that are not branches or subsidiaries of foreign banks designated as globally systemically important banks (“G-SIBs”), the application of IFRS 9, Section 5.5.

Pursuant to Communication “A” 8410, dated March 19, 2026, until December 31, 2026, financial entities may distribute results in three equal, non-cumulative monthly installments, beginning on the third business day of May 2026 and of each month in which a payment is made, subject to the prior authorization from the Central Bank. The total distributable amount may not exceed 60% of the net income for fiscal year 2025, after deducting the amounts corresponding to the legal and statutory reserves —recorded as of the same date— whose constitution is required. Such distribution of results must be consistent with the information reported under the Reporting Regime for the "Business Plan and Projections and Capital Self-Assessment Report".

The calculation of distributable income, along with the verification of liquidity and solvency, and the determination of additional capital margins, must all be conducted in the constant currency as of the date of the meeting at which the dividend distribution was decided. Furthermore, the amounts of the installments, where applicable, should be calculated using the same currency value.

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with the Central Bank Rules. IFRS differs in certain respects from the Central Bank Rules.

Moreover, in accordance with the Foreign Exchange Regulations, access to the Foreign Exchange Market to pay dividends to non-resident shareholders is subject to certain requirements. For more information, see “Exchange Rate Information and Exchange Controls.”

Capital Conservation Buffer

Central Bank regulations on “Earnings Distributions” state that financial entities shall maintain a capital conservation buffer in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

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

These margins can be increased once again, by the counter-cycle buffer. The objective of the countercyclical capital buffer is to ensure that the capital level of financial institutions corresponds to the accumulation of systemic risk associated with excessive credit expansion and the broader macro-financial environment. When, in the Central Bank’s judgment, credit growth is deemed excessive, leading to an increase in systemic risk, the Central Bank may require the establishment of the countercyclical capital buffer within a range of 0% to 2.5% of risk-weighted assets, but since April 1, 2016, through Central Bank Communication “A” 5938, the countercyclical buffer was established at 0%. Additionally, the Central Bank may modify the margin when it determines that the systemic risk has materialized or decreased. The requirement for the countercyclical capital margin will be satisfied by an increase in the capital conservation margin.

Financial entities with international activity shall consider the geographic location of their credit exposure with local and foreign residents of the private sector and calculate the counter-cycle margin as the weighted average of the capital margin requirements in the jurisdictions where they hold exposures. or the purpose of the weighting, credit exposures include those to the private sector subject to capital requirements for credit risk, including those recorded in the trading book. To determine the applicable jurisdiction for each exposure, financial institutions must, when possible, apply the “ultimate risk” principle, identifying the jurisdiction of the risk guarantor rather than the jurisdiction where the obligation has been booked.

The capital conservation margin and the countercyclical capital margin must be fully comprised of common equity tier 1 capital (COn1), net of deductions (CDCOn1).

When such margin is used, financial institutions are required to restore it through additional capital contributions and/or by reducing the distribution of profits. This can be achieved by limiting dividend distributions, repurchasing shares, reducing payments on other Tier 1 capital instruments, and/or adjusting economic incentives (such as bonuses) to personnel.

The dividend distribution shall be limited whenever the level and composition of the RPC, even when it complies with the minimum capital requirements, is within the range of the capital conservation buffer. This limitation applies solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of COn1 are within the range of conservation buffer, as this does not constitute a breach of the minimum capital requirement. When the COn1 ratio, expressed as a percentage of RWA, falls within the capital conservation buffer range, extended for entities classified as systemically important—the restriction to the results distribution shall be increased whenever the coefficient of COn1 comes close to the minimum required in Section 8.5.1 of the Minimum Capital Regulations.

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

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Equity Tier 1 (CAn1) or Tier 2 Capital (NWc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital. Only the remaining COn1, if any, can be computed to satisfy the applicable conservation buffer, increased in function of the counter-cycle buffer, if applicable.

Any entity that desires to exceed the dividend distribution limits shall finance this distribution by new contributions of COn1 in the excess amount.

Credit Risk

For the purposes of applying the provisions of this section, financial institutions will be classified into:

(i) Group 1: Entities designated by the Central as D-SIBs and branches or subsidiaries of foreign banks classified as G-SIBs.

(ii) Group 2: Financial institutions not included in item i).

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

The minimum capital requirement for credit risk must be calculated applying the following equation:

CRC = (k * 0.08* RWAc) + INC

Where:

CRC : Capital requirement for credit risk.

k: Factor linked to the credit rating assigned to the entity based on the evaluation performed by Superintendency in accordance with the following scale:

CAMELBIG Rating	K Factor
1	1.00
2	1.03
3	1.08
4	1.13
5	1.19

For the purposes of the calculation of the capital requirement, the rating will be that of the third month after the month of the most recent rating informed to the entity. For so long as no notice is given, the “k” factor will be equal to 1.03

“RWAc”: stands for capital risk weighted assets, calculated by adding the value obtained from applying the following formula:

A * p + PFB * CCF * p + non DvP+ (DVP + RCD + INC (significant investments in companies)) * 12.50

Where:

“A” refers to eligible assets/exposures;

“PFB”: off-balance sheet items (computable concepts not recorded in the balance sheet);

“CCF”: the credit conversion factor;

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

“RCD” refers counterparty credit risk for over-the-counter (OTC) derivatives transaction.

“INC (significant investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

●	equity interest held in companies: 15%
●	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s RPC for the last day before the relevant date, as prescribed in the Central Bank regulations on “Credit Risk Fractioning.”

INC: Increment for the following excesses:

●	In the ratio of fixed assets and other concepts (Section 4 of the respective Central Bank regulations), excluding those computed for the determination of INC (significant investments in companies);
●	In the limits established in the regulations on “Financing to the Non-Financial Public Sector”, excluding those computed for the determination of INC (significant investments in companies);
●	In the limits established in the regulations of “Large Exposures to Credit Risk” – as outlined in the regulations on “Minimum Capital Defaults and Technical Relationships. Applicable Criteria”, excluding those computed for the determination of INC (significant investments in companies);
●	In the limits for credit grading (Section of the respective Central Bank regulations);
●	In the limit for derivatives on commodities or raw materials, as outlined in Section 1.2 of the regulations on “Spot and Forward Transactions, Repurchase Agreements, Collateral, Other Derivatives, and Investment Funds”. Excluded items are:

(a)	securities granted for the benefit of the Central Bank for direct obligations;
(b)	deductible assets pursuant to RPC regulations; and
(c)	financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent:

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
(iv)	in case of locally granted guarantees, counter-guarantees must exist, extended by the parent company or its branches in other countries, or by the foreign controlling entity. These counter-guarantees must be enforceable unconditionally upon simple request from the local branch or subsidiary and immediately effective upon potential execution by the beneficiary.

Computation of Included Concepts

(i)	Monthly Individual and Consolidated Base: The included concepts shall be calculated based on the balances as of the last day of each month (principal, interest, premiums, updates—by the CER—and exchange rate differences, as applicable), net of provisions for credit risk (including, where applicable, provisions recorded in liabilities) and devaluation, as well as accumulated depreciation and amortization attributed to them and other reconciling accounts. 100% of the provision for credit risk corresponding to the portfolio of debtors classified as “in normal situation” (sections 6.5.1 and 7.2.1 of the regulations on “Debtors Classification”) and to financings covered by preferred guarantees “A” shall not be deducted.

(ii)	Quarterly Consolidated Base: The balances as of the end of the quarter will be considered, applying the corresponding provisions set forth in other aspects.

Due Diligence

Financial institutions in Group 1 must conduct due diligence at the time of credit issuance and at least annually thereafter to ensure they have a proper understanding of the risk profile and characteristics of their counterparties. The level of sophistication in the due diligence assessments must be proportional to the size and economic importance of the financial entities, as well as the nature and complexity of their operations. Based on these evaluations, financial entities must demonstrate to the Superintendency that the assigned risk weightings are appropriate for the risk profiles of their counterparties. To this end, Group 1 financial entities must:

(a)	Implement appropriate measures to assess the financial and operational performance of each counterparty through credit analysis;
(b)	Have regular access to information on their counterparties to complete their analysis;
(c)	Conduct exposure analysis for counterparties within consolidated groups—individually where possible. When evaluating the repayment capacity of a counterparty, institutions should consider the support of the economic group and the potential negative impact on the counterparty from issues within the group;
(d)	Maintain effective policies, processes, systems, and internal controls; and
(e)	Be able to demonstrate to Superintendency that their due diligence analyses are consistent with other required evaluations, such as credit risk provisioning processes and economic capital assessments, and comply with the criteria set forth in supplementary regulations.

This requirement does not apply to exposures to governments and central banks.

Criteria for Determining Risk-Weighted Assets

●	Risk weighting from the table below apply based on the institution’s group. If due diligence results in higher risk weighting, Group 1 financial entities must apply the higher weighting;
●	Risk weighting apply per transaction, with the highest applicable weighting being used if multiple weighting apply;
●	Exposures in foreign currency or without credit risk coverage (such as retail exposures and residential mortgages) will have a risk weight of 150%, or 1.5 times the applicable risk weighting, whichever is higher;
●	“Exposure” includes loans, securities, guarantees, and contingent obligations. Specific provisions apply to exposures to financial entities, companies, retail exposures;
●	Exposures to non-financial public sector entities are treated as private sector exposures when applicable;
●	If any exposure is in default, the entire exposure is subject to default treatment;
●	Foreign currency exposures settled in pesos (U.S. dollar-linked) are treated as peso-denominated exposures; (viii) Central Counterparty (CCP) exposures and credit risk coverage follow special provisions;
●	Portfolio purchases are treated like credits originated by the institution, subject to conditions.

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Availabilities
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs.	0
Checking accounts and in special accounts with the Central Bank and payment orders in charge of the Central Bank.	0
Monetary gold or gold bars of "good delivery" held within the entity or another financial institution – provided they are individualized under on an allocated basis clauses – and as long as the assets are backed by liabilities denominated in these forms	0
Cash items in the process of collection (checks and drafts for collection), cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank in Pesos, when its source of funds in in that currency	0
To the National Government and to the provincial and municipal governments and the Autonomous City of Buenos Aires in pesos, when their source of funds is in that currency.	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees -in both cases with discount code-, to the extent that such transactions are denominated in pesos, the source of funds is in that currency and the installments of all the entity’s financing with a periodic amortization system do not exceed, at the time of the agreements, thirty percent (30%) of the debtor’s income and/or, as the case may be, of the co-debtors.	0
To the non-financial public sector and the Central Bank. Other (3)
- AAA to AA-	0
- A+ to A-	20
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	100
To other sovereign states of their central banks (3)
- AAA to AA-	0
- A+ to A-	20
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	100
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

- With specific provisions lower than 20% of the outstanding balance.	150
- With specific provisions equal to or greater than 20% but lower than 50% of the outstanding balance.	100
- With specific provisions equal to or greater than 50% of the outstanding balance.	50
Exposures to instruments (non-deductible portion of the RPC).
Exposures to Instruments by Group 1 Financial Institutions
Subordinated debt and capital instruments that do not meet the characteristics to be considered as equity shares.	50
Equity shares	50
Exposures to Instruments by Group 2 Financial Institutions
Subordinated debt	150
Capital participations.	250
Spot Transactions Pending Settlement (Non-Failed Transactions)	50
Exposures to Natural and Legal Persons Arising from Installment Purchases Made Until November 25, 2021 Using Credit Cards for Overseas Travel Tickets and Other Foreign Tourism Services (Such as Accommodation, Car Rentals, etc.), Whether Directly with the Service Provider or Through Travel Agencies and/or Tourism Platforms.	1.250
Other Assets and/or Off-Balance-Sheet Items (4)	100

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
(2)	The “Counterparty Risk Weighting” shall be the same as that assigned to an exposure without mortgage collateral. Accordingly, a risk weighting of 75% shall apply to exposures to natural persons, 85% to exposures to micro, small, and medium-sized enterprises (“SMEs”), and the risk weighting set forth in the table above shall apply to all other exposures.
(3)	Based on ratings from an approved External Credit Assessment Institution (ECAI), such as Standard & Poor’s.
(4)	A portion of the exposures that benefit from credit risk mitigation shall be subject to the provisions set forth in Section 5 of the Minimum Capital Regulations
(5)	Off-balance sheet items, including commitments for financing and correspondent lines to foreign entities, guarantees provided, sureties on deferred payment checks, documentary credits and acceptances, rediscounted documents with other financial entities, and other credit agreements, will be converted into credit equivalents using the applicable credit conversion factors (CCF). Subsequently, the risk weighting outlined in the table above will be applied, along with any other relevant provisions.

Credit Risk Regulation – Large Exposures

General Overview

Communication “A” 6599 of the Central Bank, as amended and restated by Communication “A” 6620, and its consequent modifications (“Communication “A” 6620”), effective as of January 1, 2019, abrogated credit risk fractioning regulations (except for the provisions related to the non- financial public sector) and replaced the former regime by regulating “large exposures to credit risk.” The system seeks to limit the maximum loss that a financial entity may suffer upon the occurrence of an unexpected default of a counterparty or group of connected counterparties who do not belong to the non-financial public sector, therefore affecting its solvency. The regulations regarding the exposures to credit risk must be applied at all times with every counterparty of the entity.

In this regard, the regulations have established the concept of “group of connected counterparties”, which applies to all cases in which one of the counterparties of a financial entity have direct or indirect control over the rest or in those cases in which financial difficulties experimented by one of the counterparties causes a strong likelihood that its subsidiaries may struggle financially as well. According to the regulation, upon the detection of the existence of a group of connected counterparties by the financial entity, such group shall be considered as a single counterparty and the sum of the exposures to credit risk that a financial entity possesses with all the individual counterparties comprehended that group shall be subject to the information and disclosure requirements provided in section 2.

One of the main aspects of Communication “A” 6620 is the introduction of the concept of “large exposure to credit risk” in Argentine banking regulations, which is defined as the sum of all values of exposure of a financial entity with a counterparty or group of connected counterparties when it is equal or above 10% of the Tier 1 Capital registered by the financial entity the immediately preceding month of its calculation.

However, the determination of the values of exposure to risk recognize the following exceptions:

●	Intraday interbank exposures;
●	Exposures of financial entities with qualifying central counterparties, as defined by the Minimum Capital Regulations;
●	Exposures with the Central Bank; and
●	Exposures with the Argentine non-financial public sector.

The balances held by financial entities in sight accounts at foreign banks, which temporarily and incidentally arise exclusively from client foreign exchange transactions, shall not be subject to the limits outlined in the “Large Credit Risk Exposures” (the  “Large Credit Exposures Regulations”) regulations, provided the following conditions are met: (i) the foreign exchange transactions arise from the settlement of foreign currency inflows to the country as ordered by third parties through the respective financial entity; and (ii) the balances result from settlement mismatches due to time zone differences between the international markets where the transactions originate and the local market.

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

Limits

On one side, Communication “A” 6620 sets at 15% the limit of exposure with a counterpart of the non-financial private sector. Nevertheless, the limit will be increased by 10 percentage points for the part of the exposures that are covered by preferred collaterals.

Specific criteria for exposures to and/or guaranteed by reciprocal guarantee companies (“SGRs”), public guarantee funds (“FGPs”), and financial entities are as follows: The exposure limit is set at 25%, even when the SGR is linked to the financial entity. This limit is increased by 25 percentage points if the lending financial entity belongs to Group B, provided that the exposures to the SGR (even if linked) or to the FGP do not exceed the basic margin set forth in Section 3.1.1 of the “Credit Rating” regulations.

Additionally, it sets special limits for operating with financial institutions in Argentina and abroad (the general rule sets it at 25%). This limit will be increased by 75 percentage points when the lending financial entity is a second-tier commercial bank and belongs to Group B. The aforementioned limits will not apply when any of the conditions set out in the following paragraph are met.

When both the lending and borrowing financial entities are rated 4 or 5 by Superintendency, the limit will be 0%. In cases where the borrower is a foreign bank, the limit is 5% if the foreign bank does not hold an international credit rating in the “investment grade” category or fails to meet the other requirements stipulated in Section 3.1 of the “Credit Ratings” regulations.

Linked counterparties to the financial institution through control or personal relationships: The limits set forth in the regulations will apply solely on an individual basis. In cases where the linked counterparty is not subject to consolidation with the lending financial institution, these limits must also be observed in relation to the consolidated Tier 1 capital.

The global exposure limits outlined in the regulations are as follows:

●	For linked counterparties, the total value of risk exposure concerning the entire set of linked counterparties, excluding those subject to individual limits exceeding 10%, must not exceed 20%.
●	Regarding equities and other receivables, the total value of risk exposure in relation to equities not allocated to the trading portfolio, as specified in Section 6.1.2.1 of the Minimum Capital Regulations, must not exceed 15%. Exposures to equity holdings in public utility companies, where holding such shares is necessary to receive services, as well as in companies providing complementary financial services, are excluded from this limit.
●	The total exposure limit, including equities in both investment and trading portfolios, as well as credit exposures from term operations (whether related to repos or not) carried out in authorized domestic markets and institutionalized foreign markets—along with any settlement mismatches where there is no central counterparty and the counterparty cannot be identified—must not exceed 50%.
●	Concentration risk limits specify that exposures to linked or non-linked counterparties that represent 10% or more of the entity’s Tier 1 capital will be considered computable exposures. The sum of these computable exposures must not exceed three times the entity’s Tier 1 capital, excluding exposures to local financial entities. For the total of all exposures, this sum must not exceed five times the entity’s Tier 1 capital, with the preceding limit still applicable. However, for second-tier commercial banks that are lenders, this limit is increased to ten times the Tier 1 capital.

Financial entities are prohibited from directly or indirectly extending new financial assistance to linked counterparties in the following cases:

●	If the counterparties have at least one classification other than “in normal situation,” according to the most recent information available from the “Central de Deudores del Sistema Financiero.”
●	If the entity has outstanding debt arising from financial assistance provided by the Central Bank.

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

Interest Rate Risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements were intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendence’s supervision. Communication “A” 6534, dated July 3, 2018 established that the interest rare risk shall be measured through the calculation of the Investment Portfolio Interest Rate (RTICI).

Market Risk

Market risk is defined as the possibility of incurring losses in on-and off-balance sheet recorded positions as a result of adverse changes in market prices.

Regime in Effect Until July 31, 2026

Until July 31, 2026, the capital requirement for market risk shall be the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate, commodities and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

Minimum capital requirements for market risk must be complied with on a daily basis. The information corresponding to the last day of each month must be submitted to the Central Bank on a monthly basis.

The risks subject to this capital requirement include risks arising from positions in financial instruments—securities and derivatives—assigned to the trading book, as well as risks arising from positions in foreign currencies and commodities, regardless of the book to which they are assigned.

The capital requirement for foreign exchange and commodity risk shall apply to the total position in each foreign currency and each commodity. The capital requirement for securities shall be calculated with respect to instruments assigned to the trading book, which must be prudently valued at market prices (marked to market) or using model-based valuations (marked to model). Instruments whose yield is determined by reference to the Coeficiente de Estabilización de Referencia (“CER”) shall be treated as fixed-rate instruments.

Items that must be deducted for purposes of calculating RPC, regardless of the book in which they are recorded, shall be excluded from the computation of the market risk capital requirement.

For these purposes, the trading book comprises positions in financial instruments held with trading intent or to hedge other elements of the trading book, provided that trading is unrestricted or that the instrument can be fully hedged. The trading book must be actively managed and subject to daily valuation with adequate precision.

In addition, institutions must separately calculate and hold capital for counterparty credit risk arising from derivatives and securities financing transactions recorded in the trading book, applying the methods and risk weights applicable to exposures recorded in the banking book, and must maintain clearly defined policies and procedures for assigning exposures to the trading book.

Regime Effective as of August 1, 2026

Effective August 1, 2026, the capital requirement for market risk shall be equal to the arithmetic sum of the capital charges for interest rate risk, equity risk, foreign exchange risk, and commodity risk, each multiplied by the applicable fixed scalar.

For their determination, institutions must apply the standardized approach established by the Central Bank for each type of risk. Options positions shall be incorporated according to their underlying instrument and added to the relevant capital charge prior to the application of the applicable scalars.

The risks subject to this requirement include positions in financial instruments—securities and derivatives—assigned to the trading book, as well as positions in foreign currencies and commodities, regardless of the book to which they are assigned. Positions must be prudently valued at market prices or using models, as applicable, and instruments indexed to the CER shall be treated as fixed-rate instruments.

The market risk capital requirement must be calculated on a daily basis and satisfied at the close of each business day in accordance with the Minimum Capital Regulations.

Minimum capital requirement for Interest Rate Risk

Until July 31, 2026, the capital requirement for interest rate risk must be calculated in respect of any debt securities and other instruments accounted for as part of the trading portfolio, including any non-convertible preferred shares.

As of August 1, 2026, the capital requirement for interest rate risk must be calculated with respect to all instruments assigned to the trading book whose value is sensitive to changes in market interest rates. This includes all fixed- and floating-rate debt instruments and instruments that behave as such, including non-convertible preferred shares, as well as derivatives. In addition, a capital charge for options on debt instruments must be included, calculated in accordance with the specific treatment provided in the Minimum Capital Regulations.

This capital requirement is calculated by adding two separately calculated requirements: first, the specific risk involved in each instrument, either a short or a long position, and second, the general market risk related to the effect of interest rate changes on the portfolio. A set off of the long and short positions held in different instruments will be allowed.

Minimum capital requirement for Positions In Stock

Until July 31, 2026, the capital requirement for the risk of holding equity positions in the trading portfolio applies to both long and short positions in ordinary shares, convertible debt securities that function like shares and any call or put options for shares, as well as any other instrument with a market behavior similar to that of shares, excluding non-convertible preferred shares, which are subject to the minimum capital requirement for interest rate described in the preceding paragraph. Long and short positions in the same security may be computed on a net basis.

As of August 1, 2026, the capital requirement applies to long and short positions in common shares, convertible debt instruments that behave like equities, commitments to purchase or sell shares, and any other instrument with equity-like behavior (such as equity or equity index futures, forwards and swaps), excluding non-convertible preferred shares, which remain subject to the interest rate risk capital charge, as well as options on equities and equity indexes.

Minimum capital requirement for Exchange Rate Risk

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

Minimum capital requirement for Commodities Risk

The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities (precious metals, except for gold). For the purposes of these regulations, a commodity is defined as any physical product that is traded or negotiable on a secondary market. To calculate the capital requirements, each position in a commodity (spot and forward) must be expressed in terms of the corresponding standard unit of measurement (barrels, kilograms, grams, etc.), and following the rules set forth in the regulations on “Large Exposure to Credit Risk.”

Minimum capital requirement for Positions In Options

Entities that only purchase options — provided that the market value of the total options in the portfolio does not exceed 5% of their previous month’s RPC — or whose positions in sold options are fully covered by positions in purchased options with exactly the same contractual terms, may use the simplified method outlined in the regulations on “Large Exposure to Credit Risk.” In all other cases, they must use the delta-plus method, provided for in said regulation.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091, as amended, provides the following:

(i)	Non-compliance reported by the institution: the entity must comply with the requirements no later than the second month following the month in which the non-compliance is recorded, or submit a remediation and regularization plan within 30 calendar days following the last day of the month in which the non-compliance occurred. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including:
●	the Superintendency may appoint an observer with powers established under the FIL;
●	The Superintendency impose restrictions on: (i) transformation of financial entities; (ii) establishment of branches abroad; (iii) establishment of representative offices abroad, unless this is in replacement of a previously operational branch that is being closed contemporaneously in the same country; and (iv) Participation in foreign financial entities; and,
●	the distribution of cash dividends, as well as the payment of fees, shares, or bonuses arising from the distribution of the entity’s results, will be prohibited. This limitation will remain in effect until the remediation and regularization plans are either submitted or, if submitted, have been observed or found non-compliant by Superintendency.
(ii)	Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within thirty (30) calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in item 1.3.1 of Communication “A” 6091 will apply.

Furthermore, pursuant to the Minimum Capital Regulations, in the event of a daily capital deficiency with respect to market risk capital requirements, excluding the last day of the month, arising from the calculation of requirements for interest rate, exchange rate, or equity risks, the financial institution must restore the capital and/or reduce its financial asset positions until compliance with the required standard is achieved. The institution will have a period of ten business days, starting from the first deficiency, to rectify the situation.

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

Seven OR event types are defined according to internationally accepted criteria:

●	internal fraud;
●	external fraud;
●	employment practices and workplace safety;
●	clients, products and business practices;
●	damage to physical assets;
●	business disruption and system failures; and
●	execution, delivery and process management.

Financial institutions generally rely on three (3) lines of defense, the degree of implementation of which must be commensurate with the nature, size, and complexity of the institution’s operations, and aligned with its risk profile.

●	The first line of defense lies within the business units, which are responsible for identifying and assessing operational risks.
●	The second line of defense consists of the independent operational risk management function, which provides an objective perspective on the material operational risks identified by the business units, evaluates the design and effectiveness of key controls, and assesses risk tolerance.
●	The third line of defense—typically carried out by internal or external audit—ensures that the operational risk management framework is appropriate. It is tasked with reviewing the design and implementation of the operational risk management systems and associated governance processes in both the first and second lines of defense, as well as the validation processes in place to guarantee their independence and consistent application in accordance with the institution’s policies.

Where both first and second line functions coexist within a business unit, institutions must clearly document and delineate the responsibilities of each function, emphasizing the independence of the second line.

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

An effective risk management will contribute to prevent future losses derived from operational events. Consequently, financial entities must manage the OR inherent in their products, activities, processes and systems. The OR management process comprises:

(a)	Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections created according to the business strategies defined by the financial institution. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, such as operational risk self-assessments (including the analysis of inherent and residual risk), operational risk event databases, event management systems, monitoring frameworks and control testing, metrics, scenario analysis, and benchmarking and comparative assessments.
(b)	Monitoring: an effective monitoring process is necessary for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.

Financial institutions must maintain a robust control environment, supported by sound internal policies, procedures, systems, and controls, as well as effective risk mitigation and/or risk transfer strategies. Internal controls must ensure operational efficiency, asset protection, the reliability of financial reporting, and compliance with applicable laws and regulations.

A strong control framework should include risk assessments, control activities, information and communication mechanisms, and monitoring processes. Controls must also address operational resilience, proper segregation of duties, conflict of interest management, and specific safeguards such as periodic reconciliations, access controls, training programs, and mandatory leave policies.

Where internal controls prove to be insufficient, they may be supplemented through risk transfer tools, such as insurance, always under the oversight of the Board of Directors. In addition, institutions must manage risks associated with the outsourcing of services through proper due diligence processes, clearly defined contractual agreements, monitoring mechanisms, and contingency plans.

Financial institutions must also establish Business Continuity Plans (“BCPs”) designed to ensure operational continuity and minimize losses in the event of severe disruptions. BCPs must be aligned with the institution’s operational resilience framework, formally approved by the Board of Directors, and involve all three lines of defense.

Such plans must be based on scenario analyses and include impact assessments, recovery procedures, activation thresholds, and communication protocols. BCPs should address both internal and external critical functions, and must be tested on a regular basis, kept up to date, supported by role-specific training, and reported to senior management and the Board.

Technology and Information Security Risk Management

Financial institutions are required to implement a robust technology and information security risk management program, consistent with the broader operational risk management framework. This program must address the identification, assessment, mitigation, and continuous monitoring of risks, while ensuring the confidentiality, integrity, and availability of systems and data.

The program must align with the institution’s risk appetite and applicable regulatory requirements, be tested and updated regularly, and be supported by threat intelligence. Institutions must also be prepared to respond to disruptive events—including cybersecurity incidents and large-scale remote access failures—and must ensure the timely updating of systems, secure application development, and the implementation of appropriate user access management processes.

Transparency

Financial institutions must publicly disclose, on a regular basis through their websites or reports, their assessment of operational risk management practices and their exposure to such risk. These disclosures must be proportionate to the size and complexity of the institution’s operations and should include material loss events, risk management frameworks, and corporate governance practices. The institution must adopt a formal disclosure policy, approved by senior management and the Board of Directors, and subject to periodic review to ensure the adequacy and effectiveness of the published information.

The following is a summary of the key regulatory requirements applicable to financial institutions in the area of operational risk management.

For the purposes of the provisions set forth in this section, financial institutions shall be classified into Group 1 and Group 2. Institutions that undergo a change in classification—pursuant to the criteria outlined in the preceding sections—shall have a period of six (6) months to implement the specific requirements applicable to the new group to which they belong.

The capital requirement for OR for institutions in Group 1 will be determined on a monthly basis, using the following formula:

CRO = BIC x ILM

Where:

●	CRO: OR capital requirement.
●	BIC: business indicator component, which is the product of the business indicator (BI) and a series of marginal coefficients (αi).

The BI is an approximation of operational risk based on financial statement information. It will be determined by the following formula:

BI = VA (ILDCProm + SCProm + FCProm + RMProm)

o	ILDCProm: Interest, leasing, and dividend component. It will be determined by the following formula: Min. [VA (interest income – interest expenses); 5% × interest-bearing assets] + dividend income
o	SCProm: Service component. It will be determined by the following formula: Max. [other operational income; other operational expenses] + Max. [fee and commission income; fee and commission expenses]
o	FCProm: Financial component. It will be determined by the following formula: VA (net result of trading portfolio) + VA (net result of investment portfolio)
o	RMProm: Total monetary result VA: Absolute value.

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

●	ILM: Internal loss multiplier equal to 1.

RWA for OR are equal to 12.5 times the CRO

The capital requirement for OR for institutions in Group 2 will be determined on a monthly basis, using the following formula:

Where:

●	“Cro”: the capital requirement for OR.
●	“α”: 15%.
●	“n”: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3. No overlapping months are allowed when forming the periods.

When n equals zero (n=0), the entity must comply with a requirement equivalent to the limit set in Section 7.3 of the Minimum Capital Regulations.

●	“IBt”: Gross income for a 12-month consecutive period—provided it is positive—corresponding to the last 36 months prior to the month in which the calculation is made, expressed in the currency of the month preceding the calculation. Gross income is defined as the sum of: (i) financial income and income from services, minus financial expenses and service costs, (ii) other income minus other expenses, and (iii) total monetary results.

The following items, included under i) and ii), shall be excluded as applicable:

o	Charges related to the creation of provisions, reversal of provisions established in prior periods, and recoveries of previously written-off credits in the current period;
o	Results from investments in financial entities and companies, to the extent they relate to items deductible from computable equity;
o	Gains from the sale of assets classified and measured at amortized cost or fair value with changes in Other Comprehensive Income.

The requirement determined through application of the formula described above may not exceed:

(i)	20%, in the case of Group A entities, of the average over the preceding 36 months—prior to the month to which the requirement relates—of the minimum capital requirement for credit risk, expressed in constant currency of the month preceding the calculation;
(ii)	17%, in the case of Group B entities, of the average over the preceding 36 months—prior to the month to which the requirement relates—of the minimum capital requirement for credit risk, expressed in constant currency of the month preceding the calculation.

The maximum cap set forth above shall be reduced to 11% where the financial institution has received a rating of 1, 2, or 3, in accordance with the assessment issued by Superintendency in connection with its most recent inspection, with respect to all of the following aspects: the institution as a whole, its information technology systems, and the performance of the officers responsible for evaluating its internal control systems.

Where the financial institution has received a rating of 1 or 2 in all of the aforementioned aspects, the maximum cap shall be further reduced to 7%. For these purposes, the most recent rating notified shall be taken into account for purposes of calculating the requirement to be met in the third month following the month in which such notification is received.

The monthly minimum capital requirement for operational risk applicable to Group 1 and Group 2 financial institutions for the first month shall be equal to 10% of the aggregate capital requirements for credit risk and market risk—calculated, in the case of market risk, based on positions as of the last day of that month.

From the second month through the thirty-sixth month, the monthly requirement shall be equal to 10% of the average of the capital requirements determined for the months elapsed up to and including the calculation period, based on the aforementioned risks, in accordance with the following formula:

Minimum Cash Reserve Requirement

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions and it is included in the Central Bank “Rules of Minimum Cash,” as amended and supplemented from time to time (the “Minimum Cash Requirements Regulations”).

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to local financial institutions, (iii) obligations owed to foreign banks — including parent companies and controlling entities of local institutions and their branches — arising from financial lines granted by non-related parties (as defined in Section 1.2.2 of the Large Credit Exposures Regulations), foreign credit lines designated for the financing of foreign trade transactions, and obligations owed to multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a three business day term as from their deposit; and (viii) demand obligations with business for the sales made by debt, prepaid, credit and/or purchase cards

The liabilities subject to these requirements shall be computed based on the principal amounts actually traded, including, where applicable, quotation differences (whether positive or negative). Accordingly, accrued interest and premiums—whether due or not yet due—on said liabilities shall be excluded, to the extent such amounts have not been credited to an account or otherwise made available to third parties, as well as, in the case of UVA- and UVI-denominated time deposits, the amount accrued as a result of increases in the value of such units.

Passive repurchase transactions (repos) and borrower-side securities lending (cauciones bursátiles tomadoras) shall be computed on the basis of their combined net position, provided that such position is negative (borrower), where they share the same maturity and are conducted against a central counterparty (CCP) in a market authorized by the CNV.

The minimum cash requirement shall be determined based on the average of the daily balances of the covered obligations:

●	balances recorded at the close of each day during the period preceding their fulfillment, in the case of peso-denominated requirements, except for peso deposits held in accounts of payment service providers offering payment accounts (“PSPCPs”) in which clients’ funds are deposited; and
●	balances recorded at the close of each day of each calendar month, in the case of foreign currency requirements, securities, and peso deposits held in PSPCP accounts in which clients’ funds are deposited.

Averages shall be calculated by dividing the sum of daily balances by the total number of days in each relevant period. On days with no recorded activity, the balance as of the immediately preceding business day shall be carried forward.

The requirement shall be calculated and met separately for each currency and/or each security or monetary regulation instrument in which the covered obligations are denominated.

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

For term deposits in other securities, the requirement is based on market value, in:

●Pesos or national government securities in pesos, when the asset is in pesos; or
●U.S. dollars or national government securities in U.S. dollars, when the asset is in foreign currency.

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

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether:

(i)	the financial entities are included in Group “A”, as provided by Section 4 of the Central Bank Rules on “Authorities of Financial Institutions” (the “Authorities Rules”), and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or
(ii)	the remaining financial entities.

Section 4 of the Authorities Rules classifies financial institutions into Group A or Group B. The classification is based on an indicator equal to the sum of: (i) the average total assets for the 12 consecutive months from October of the second preceding year through September of the preceding year; and (ii) the average daily deposit balances for the same 12-month period,  in each case as reported under the applicable regulatory reporting regimes.

a)	Group “A”: institutions for which the indicator is equal to or greater than 1% of the aggregate indicator for the Argentine financial system (the “Group A Entities”);
b)	Group “B”: institutions not included in Group A (the “Group B Entities”).

Pursuant to Central Bank Communication “A” 8367, the Bank is a Group A Entity.

The indicator is calculated on an individual basis, except for controlling financial institutions subject to consolidated supervision, in which case it is determined on a consolidated monthly basis.

The classification into Group A and Group B is made annually and applies for the calendar year following the year in which the indicator is calculated. Newly licensed financial institutions are deemed to be Group B Entities until sufficient information is available to perform the calculation described above.

The following figures arise from Central Bank Communication “A” 8378, as amended:

		Rate %
		Group A and G-SIB		Remaining Financial Institutions
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
1-	Checking account deposits and demand deposits opened at credit cooperatives	45	25	20	25
2-	Savings account, salary/social security accounts, special accounts (except for deposits included on items 7, 10 and 15 of this table), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities the Minimum Cash Requirements Regulations	45	25	20	25
3-	Unused balances of advances in checking accounts under executed overdraft agreements	45	25	20	25
4-	Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100
5-

Time deposits, liabilities under “acceptances” (including responsibilities for sale or transfer of credits to agents different from financial institutions), fixed-term investments with the option of early cancellation (excluding those covered under item 12 of this table) or renewal for a specified period (with variable remuneration), and other fixed-term liabilities, except deposits included in items 7, 9 and 11 of this table, as well as debt securities (including notes), classified according to their residual maturity:

	(i) Up to 29 days	28.5	23	14.5	23
	(ii) From 30 days to 59 days	17.5	17	10.5	17
	(iii) From 60 days to 89 days	7.5	11	5.5	11
	(iv) From 90 days to 179 days	3.5	5	3.5	5
	(v) From 180 days to 365 days	3.5	2	3.5	2
	(vi) More than 365 days	3.5	—	3.5	—

		Rate %
		Group A and G-SIB		Remaining Financial Institutions
			Foreign
Item		Pesos	Currency	Pesos	Foreign Currency
6-

Liabilities arising from foreign financial credit lines — not structured as time deposits or as the purchase of debt securities (which are subject to the requirement set forth in item 5 of the table) — obtained from related parties, as defined in Section 1.2.2 of the Large Credit Exposures Regulations, according to their original maturity

	(i) Up to 179 days		20		20
	(ii) More than 179 days
7-	Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances
	Demand deposits	22		10
	According to their residual maturity:
	(i) Up to 29 days	25,5	15	13,5	15
	(ii) From 30 days to 59 days	17,5	15	10,5	15
	(iii) From 60 days to 89 days	7,5	15	5,5	15
	(iv) 90 days or more	3,5	15	3,5	15
8-	Fixed-term investments formalized through non-transferable registered certificates in pesos, held by public sector entities that have the right to exercise an early cancellation option within less than 30 days from their issuance	28,5		14,5
9-	Fixed-term deposits and investments in UVA and UVI— including savings accounts and debt securities (including notes) in UVA and UVI— classified according to their residual maturity
	(i) Up to 29 days	10,5		10,5
	(ii) From 30 days to 59 days	8,5		8,5
	(iii) From 60 days to 89 days	6,5		6,5
	(iv) 90 days or more	3,5		3,5
10-	Severance Fund for Workers in the Construction Industry and for Workers covered by Law No. 20,744, denominated in UVA	10,5		11
11-	Deposits and fixed term investments created in the name of minors for funds they receive freely	—		—
12-	Peso-denominated demand deposits and fixed-term investments with an early termination option exercisable from the date the investor may exercise such option, which constitute the assets of money market mutual funds	40		40
13-	Reverse repurchase agreements and securities lending transactions – as liabilities – classified according to their remaining term
	(i) Up to 29 days	40	23	40	23
	(ii) 30 days or more	35	17	35	17
	(iii) From 60 days to 89 days	35	11	35	11
	(iv) From 90 days to 179 days	35	5	35	5
	(v) From 180 days to 365 days	35	2	35	2
	(vi) More than 365 days	35	-	35	-
14-	Deposits in Pesos in accounts PSPCP in which the funds of their clients are deposited	100		100
15-	Deposits in special accounts:
15.1-	In Pesos (“Special accounts for holders with agricultural activity” and “Special accounts for exporters”).	3.5	—	3.5	—
15.2-	In U.S. dollars (“Special accounts to credit export financing”).	—	—	—	—

Financial institutions may meet the requirement in Pesos, both for the period and on a daily basis, with “National Treasury Bonds in Pesos, maturing May 23, 2027,” “National Treasury Bonds in Pesos, maturing November 23, 2027,” and with the national government securities in pesos specified in the following paragraph, up to the following limits:

a)	5 percentage points above the rates set forth in item 8, in subsections (i) and (ii) of item 5, and in paragraph (a) and subsections (i) and (ii) of paragraph (b) of item 7;
b)	2 percentage points above the rates set forth in subsections (iii) of item 5 and subsection (iii) of paragraph (b) of item 7.
c)	45 percentage points of the rate specified in item 14 of the preceding table; and
d)	Entities classified in Group A and branches or subsidiaries of G-SIBs not included in that group: 5 percentage points above the rates set forth in items 1 through 3 of the preceding table.

Integration with Public Securities

Financial entities may meet the minimum cash requirement in Pesos – both for the period and on a daily basis – with Central Bank Liquidity Bills (“LELIQ”), Central Bank Notes (“NOBAC”), and national government bonds in Pesos – including those adjusted by CER and with dual-currency returns (BONO DUAL), excluding those linked to the evolution of the U.S. dollar and liquidity fiscal bills (“LeFi”) – provided that the residual maturity at the time of integration does not exceed 760 calendar days, acquired through primary subscription, in accordance with the following:

●	Demand deposits referred to in items 1 to 3 of the preceding table:

o	Group A entities and branches or subsidiaries of G-SIBs not included in such group: up to 0 percentage points of the prescribed rate.
o	Entities not included in the foregoing category: up to 6 percentage points of the prescribed rate.

●	Fixed-term deposits and fixed-term investments—excluding those covered under item 12 of the referenced table—made by holders from the non-financial private and non-financial public sectors, and those referred to in items 7 and 10: the full requirement, except for the percentage points permitted to be met through integration with public securities as provided in the following paragraph.
●	Variable-yield fixed-term investments made by clients engaged in agricultural activities (pursuant to section 2.5.2.2 of Central Bank Regulations on Deposits and Fixed-Term Investments): the full requirement, except for the percentage points permitted to be met through integration with public securities as provided in the following paragraph.

●	Other placements:

o	Group A entities and branches or subsidiaries of G-SIBs not included in said group:

up to 9 percentage points of the rate set forth in item (i) of item 5 of the preceding table;

up to 7 percentage points of the rate set forth in item (ii) of item 5 of the preceding table;

up to 3 percentage points of the rates set forth in items (i) through (iii) of item 9 of the above-mentioned table; and

up to 2 percentage points of the rate set forth in item (iii) of item 5 of the preceding table.

o	Entities not included in the preceding paragraph:

i.	up to 3 percentage points of the rates set forth in item (i) of item 5, and in items (i) through (iii) of item 9 of the preceding table;
ii.	up to 2 percentage points of the rate set forth in item (ii) of item 5 of the preceding table.

Financial institutions may meet the Peso-denominated requirement with the peso-denominated national public securities referred to in the preceding paragraph, provided that such securities have an original maturity of no less than 60 days at the time of subscription, as follows:

•	Up to 5.5 percentage points of the rates set forth in items 1 through 3 of the preceding table, using the above-mentioned public securities subscribed through primary issuance on or after August 25, 2025.

•	Up to 3.5 percentage points of the rates set forth in items 5, 7, 8 through 12, 13, and 15, using the above-mentioned public securities subscribed through primary issuance on or after August 25, 2025.

•	Up to 3 percentage points of the rates set forth in items 1 through 3, using the above-mentioned public securities subscribed through primary issuance on or after November 20, 2025.

Additionally, the integration of the minimum cash reserve requirement in pesos—both periodic and daily—that under the Minimum Cash Requirements Regulations may be fulfilled with Argentine national sovereign debt securities denominated in pesos—including those indexed to the CER and with dual-currency yield (BONO DUAL), excluding those linked to the U.S. dollar exchange rate—acquired by primary subscription, may be performed with such securities having a residual maturity of not less than 300 days nor more than 730 calendar days at the time of subscription, received in swap operations arranged by the National Government for securities acquired either by primary subscription or in the secondary market.

For purposes of satisfying the requirement with peso-denominated national public securities, LELIQs and/or NOBACs as provided in this section, such instruments must be valued at market prices—regardless of the valuation criteria applied for accounting purposes—and must be deposited in Subaccount 60 (minimum cash) opened at the Central Registry and Settlement System for Public Debt Instruments, Monetary Regulation Instruments and Financial Trusts (CRYL).

Additionally, for purposes of meeting the peso-denominated minimum cash requirement provided for under the paragraph “Integration with Public Securities,” LELIQs actually used to post guarantees to cover net debit balances arising from the peso-denominated clearing processes of electronic clearing houses shall also be admissible, up to a maximum of 50% of the guarantees required for each product.

The minimum cash requirement rates applicable to items 1, 2, 3, 12, and 13 (all peso-denominated) shall be increased by 5 percentage points from August 19, 2025 through March 31, 2026. This additional requirement shall apply to Group A financial entities and to branches or subsidiaries of G-SIBs not included in such group, and may be met with the public securities referred to in the paragraph “Integration with Public Securities”, provided that such securities are acquired through primary issuance on or after November 20, 2025 and have an original maturity of no less than 60 days at the time of subscription.

The average minimum cash requirement in pesos will be reduced as explained below:

1.	Compliance with the Minimum SMEs Quota and Specific Financing. As from July 1, 2024, financial entities included in the list in Annex II of Communication “A” 7859 must have met the Minimum SMEs Quota for the previous quarter in order to apply this reduction each subsequent quarter.

The cash reserve requirement will be reduced based on the proportion of financing provided to SMEs in pesos, relative to the total financing to the private non-financial sector in pesos. The SMEs classification will be based on the criteria outlined in the regulations on “Determining the Status of Micro, Small, or Medium-Sized Enterprises”, with the classification being valid at the time of the loan issuance, as per the following table:

Participation, in the total of financing operations	Deductions (over
to SMEs with respect of total of financing	the total of
operations to the non-financial private sector, in	the concepts included
the institution	in Pesos) %
Less than 4	0
From 4 to less than 6	0.50
From 6 to less than 8	0.63
From 8 to less than 10	0.75
From 10 to less than 12	0.88
From 12 to less than 14	1.00
From 14 to less than 16	1.13
From 16 to less than 18	1.25
From 18 to less than 20	1.38
From 20 to less than 22	1.50
From 22 to less than 24	1.63
From 24 to less than 26	1.75
26 or more than 26	1.88

SMEs financing includes purchases of Electronic Credit Invoices and holdings in funds under the “Special Regime for SMEs Mutual Funds.” The percentage of SMEs financing will be based on whether the financing meets the SMEs condition at the time of granting. If the borrower no longer qualifies, only financing up to that point is considered.

The 12-month moving average of SMEs financing in pesos will be compared to total financing granted to the non-financial private sector by the entity.

2.	Depending on the cash withdrawals made through institution ATMs. The minimum reserve requirement will be reduced based on the amount calculated through the following expression, without exceeding the previously determined requirement, as outlined in the previous point.

Where:

●	Msi: Monthly average of total daily cash withdrawals from ATMs located at the entity’s operating branches, for the previous month, according to the jurisdiction of the entity, as defined in the Regulation on “Branch Categorization for Financial Institutions”.
●	Mni: Monthly average of total daily cash withdrawals from ATMs located outside the entity’s operating branches (neutral locations), for the previous month, according to the same jurisdictional categorization.
●	Psi: Weight factor applicable to the amount Msi.
●	Pni: Weight factor applicable to the amount Mni.

Applicable weight factors based on the categories in which the ATMs are located
i	Psi	Pni
1 (category III)	4.25	7.05
2 (categories IV, V, and VI)	7.50	14.80

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

Integration

The minimum cash reserve must be set up in the same currency or securities or debt instruments for monetary regulation to which the requirement applies, and may include the following:

(1)	Accounts maintained by financial institutions with the Central Bank in Pesos.
(2)	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.
(3)	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card, vouchers, and ATM transactions and immediate transfer funds.
(4)	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.
(5)	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.
(6)	Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL for public securities and securities issued by the Central Bank at their market value.

These items are subject to review by the Central Bank and may be amended in the future.

Before August 18, 2025, compliance with the minimum cash reserve requirement was measured on the basis of the monthly average of the daily balances of eligible items maintained during the relevant period. Such average was calculated by dividing the aggregate daily balances by the total number of days in the month. Offsetting deficit positions with surplus positions arising from different requirements was not permitted.

Effective August 18, 2025, the Central Bank amended the methodology for compliance with the minimum reserve requirement in Pesos, replacing the prior measurement—based on the average of daily balances of eligible items—with a daily measurement framework. As a result, the previously available carryforward mechanisms were discontinued. However, effective as of the February 2026 position, institutions may again make use of the carryforward mechanism provided under the Minimum Reserve Rules for purposes of integrating the Peso reserve requirement. Any such carryforward may not exceed 5% of the applicable requirement and must be fully offset in the immediately following month.

●	Minimum Daily Integration in Pesos. On no day of the relevant period may the aggregate balance of the items eligible for integration, as recorded at the close of each day, be less than 75% of the period’s minimum cash requirement.

●	Minimum Daily Integration in Foreign Currency. On no day of the relevant period may the aggregate balance of the items eligible for integration, as recorded at the close of each day, be less than 25% of the total minimum cash requirement, as determined for the immediately preceding period, recalculated based on the requirements and eligible items in effect during the period to which the reserves relate. Such daily requirement shall be 50% where, during the preceding computation period, an average integration shortfall exceeding the permitted carryover margin was recorded.

No minimum daily integration shall be required for deposits in securities and Central Bank monetary regulation instruments.

Non-Compliance

Shortfalls in the integration of the minimum cash requirement in pesos, foreign currency, and securities and Central Bank monetary regulation instruments, as well as shortfalls in minimum daily integration, shall be subject to a charge payable in pesos equivalent to three (3) times the Argentina Wholesale Rate (TAMAR) – total banks, as reported for the last business day of the relevant period, or, if unavailable, the most recently published rate. Where shortfalls in the average position and in minimum daily integration occur concurrently within the same period, the higher resulting charge shall apply. For purposes of determining average position shortfalls, the following shall be taken into account: (i) shortfalls for which the carryover option is not exercised, and (ii) shortfalls that cannot be carried forward to the following period because they exceed the permitted margin.

Minimum SMEs Quota

As noted above, financial institutions included in Annex II to Communication “A” 7859, including the Bank, as from April 1, 2024, are required to maintain a quarterly average of daily balances (April–June; July–September; October–December; and January–March of the following year) of covered funding equal to at least 7.5% of the institution’s peso-denominated deposits from the non-financial private sector that are subject to fractional reserve requirements — excluding the deposits referred to in Sections 3.12 and 3.13 of the Central Bank rules on “Savings Deposits, Payroll Accounts and Special Accounts”. Such percentage shall be calculated on the basis of the monthly average of daily balances corresponding to the second month preceding the relevant quarter (i.e., February, May, August and November, respectively).

For Group B Entities, the applicable minimum percentage shall be 25% of the percentage indicated above.

For these purposes, eligible balances include the outstanding residual amounts of financings allocated to: (i) the 2020, 2021, 2021/2022, 2022, 2022/2023, 2023 and 2023/2024 tranches under the Central Bank rules on the “Credit Line for Productive Investment for MiPyMEs”; (ii) Sections 7.2.1 and 7.2.2 thereof, provided such financings were disbursed on or before October 15, 2020; and (iii) prior quarters of the present quota.

In addition, in order to comply with the Minimum SMEs Quota, at least 30% of the quota must be used to finance investment projects.

Entities complying with this Minimum SMEs Quota may compute the reduction of the minimum cash requirement in Pesos described above during the following quarter.

LELIQ Global Daily Position

Pursuant to Section 8 “net position in LELIQ and NOTALIQ” of the Central Bank rules “Cash settled and forward transactions, futures, bonds, surety bonds, other derivatives and mutual funds” financial institutions may maintain a net position in short term LELIQ (including those effectively allocated to integrate the minimum cash requirement as stipulated above) up to an amount equivalent to the average daily balance of time deposits in Pesos of the previous reporting period.

Financial institutions that have a percentage of time deposits in Pesos in relation to the total deposits in Pesos -measured as a monthly average of daily balances of the previous period, considering only capital without interest or adjustments- equal to or higher than 20%, may maintain a joint positive net position of longer term LELIQ and variable rate Liquidity Notes (NOTALIQ).

Since the current administration took office, the Central Bank has ceased issuing LELIQ and NOTALIQ instruments. The remaining balances of LELIQ and NOTALIQ matured in January 2024 and March 2024, respectively.

Pursuant to the provisions of Communication “A” 8277, financial institutions may carry forward the excess average minimum cash reserve integration in pesos recorded during the periods from July to October 2025, on a non-cumulative basis, to the position of the month following that which generated the excess, subject to the following limits:

Period	Up to the percentage of the minimum cash reserve requirement in pesos for the period:
July 2025	4%
August 2025	3%
September 2025	2%
October 2025	1%

In the event that a reserve requirement transfer has been made pursuant to section 1.7 of the Minimum Cash Requirements Regulations, the applicable requirement shall be the Adjusted Minimum Cash Requirement (EEMA). For the calculation of the transfer of the integration, the amounts transferred from the relevant period will be prorated based on the number of days in the period to which the transfer is applied.

Liquidity Coverage Ratios

Group “A” Entities shall be required to comply with Central Bank regulations on “Liquidity Coverage Ratios”. For the purposes of said provisions, institutions classified as Group “A” will be considered as “internationally active banks.”

Under regulations on “Liquidity Coverage Ratios,” financial institutions must maintain an adequate stock of high-quality liquid assets (“HQLA”), which are “free of restrictions.” This stock should consist of cash or assets that can be immediately converted into cash—monetized—with minimal or no loss of market value. The HQLA must be sufficient to meet the institution’s liquidity needs for a 30-day period under a stress scenario, that includes both idiosyncratic and systemic risk factors that could lead to:

(i)	Partial loss of retail deposits;
(ii)	Partial loss of unsecured wholesale funding capacity;
(iii)	Partial loss of secured funding;
(iv)	Additional fund outflows due to contractually anticipated situations, including the establishment and replenishment of margin calls resulting from a significant deterioration in the financial institution’s credit quality;
(v)	Increases in market volatility affecting the quality of collateral or potential future exposures from derivative positions, requiring higher or additional collateral, or leading to other liquidity needs;
(vi)	Unexpected use of committed but unused credit and liquidity facilities granted by the financial institution to its clients; and
(vii)	the need for the financial institution to repurchase debt or fulfill extracontractual obligations to mitigate reputational risk.

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

In the absence of a financial stress scenario, the LCR must, at all times, be greater than or equal to 1. This means that the stock of HQLA must not be less than the total net cash outflows. During financial stress periods, financial institutions may use their HQLA fund, allowing the LCR to fall below 1. However, they must still comply with the requirements set forth in Section 1.6.2 of the regulations on “Liquidity Coverage Ratios.” The Superintendency will assess the situation and adjust its actions based on the specific circumstances.

The LCR must be greater than or equal to 1, as follows:

LCR = FALAC / SENT

Where:

●	FALAC: Represents the value of the stock of HQLA in a stress scenario.
●	SENT: Refers to the total net cash outflows anticipated over a 30-day period in a stress scenario.

The LCR must be observed and reported in the national currency, including all foreign currency items expressed in pesos. However, financial institutions must ensure liquidity coverage in each significant currency in which they operate, whenever liabilities and other obligations in that currency represent at least 5% of the total liabilities and obligations of the institution. Additionally, the composition of the HQLA by currency should be aligned with the financial institution’s operational needs.

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

Internal Liquidity Policies

Financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic and market situation, likely trends and the effect on credit availability, and (iii) the ability to obtain funds by selling government debt securities and/or own assets, among others.

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

Net Stable Funding Ratio (“NSFR”)

Financial institutions that belong to Group “A” – considered internationally active banks - must comply with these provisions. For the purposes of these regulations, the term “financial sector” includes financial entities, foreign exchange entities, insurance companies, agents regulated by the CNV – or an equivalent foreign authority – and trustees of non-financial trusts.

The purpose of the NSFR is to allow financial institutions to finance their activities with sufficiently stable sources to mitigate the risk of future stress situations derived from their funding requirements. By requiring financial institutions to maintain a stable funding profile relative to the breakdown of their off-balance sheet assets and transactions, the NSFR limits the strong dependence on short term wholesale funding, promotes a better assessment of balance sheet and off-balance sheet items funding risk, and favors funding sources stability. The definitions of the components of the NSFR are similar to those set forth in the “Liquidity Coverage Ratio” regulations, unless otherwise expressly set forth herein.

The NSFR is defined as the ratio between the available stable funding amount and the required stable funding amount:

Where:

●	MDFE (Available Stable Funding Amount) is the portion of the capital and liabilities of the financial institution that is expected to remain available over a one-year period.
●	MRFE (Required Stable Funding Amount) is the amount of funding required during this period based on the liquidity and remaining maturity of the institution’s assets and off-balance sheet commitments.

The available and required stable funding amounts, as determined by these provisions, are calibrated to reflect the expected stability of the institution’s liabilities and the liquidity expected from its assets over a one-year period.

The NSFR shall be at all times greater than or equal to 1 (NSFR > 1). It shall be supplemented with the assessment made by the Superintendency. The Superintendency may demand the institution to adopt stricter standards to reflect its funding risk profile, also taking into account the assessment made in connection with the Risk Management Guidelines in connection with the institution’s liquidity.

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

The compensatory interest rate for credit card-linked financing must not exceed 25% above the average interest rate that the financial institution applied during the immediate previous month, weighted by the corresponding amount of unsecured personal loans granted in the same period. In the case of bank issuers, this refers to the rate the issuer applies to personal loan transactions in local currency for clients, whereas non-bank issuers must refer to the average system rates for such transactions, as published by the Central Bank between the 1st and the 5th of each month.Loans established under programs and/or social assistance measures, which additionally have an interest rate not exceeding the rate published by the Central Bank for deposits of more than one million pesos for terms between 30 to 35 days, from the third month prior, may be excluded from the base to be averaged. This rate is determined based on the type of financial institution (public or private), increased in accordance with the minimum cash requirement. Additionally, Section 16 of Credit Card Law No. 25,065 provides the legal basis for this limitation, establishing that the issuer may not charge compensatory or financial interest exceeding 25% above the applicable personal loan rate, depending on whether the issuer is a bank or a non-bank entity as described above.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to credit card transactions, in addition to the foregoing, Section 16 of Credit Card Law No. 25,065 provides that the compensatory or financial interest rate charged by the issuer to the cardholder may not exceed by more than 25% the rate applied by such issuer to personal loans granted in local currency to its customers. In the case of non-bank issuers, the compensatory or financial interest rate charged to the cardholder may not exceed by more than 25% the average rate for personal loan transactions in the financial system, as published by the Central Bank between the 1st and the 5th day of each month.

In the past, regulations established a minimum deposit rate for time deposits. Currently, the remuneration for time deposits at fixed rates will be freely agreed upon. The base remuneration for variable interest rate deposits will be equivalent to:

●	The interest rate derived from one of the surveys conducted and published daily by the Central Bank, such as BADLAR, TAMAR.
●	For deposits in U.S. dollars, British pounds, Japanese yen, Swiss francs, or euros, the applicable rate will be one of the following: Secured Overnight Financing Rate (SOFR), Sterling Overnight Index Average (SONIA), Tokyo Overnight Average Rate (TONAR), Swiss Average Rate Overnight (SARON), or Euro Short-Term Rate (ESTER).
●	The higher of either the rate mentioned in sections i) and ii), plus any additional remuneration that may be agreed upon, or the fixed rate freely negotiated.

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

There are specific cases where commissions or fees cannot be applied. First, in-person transactions carried out by individual users at a branch are exempt, including cash deposits and withdrawals in pesos, as well as the receipt of checks for deposit at branches other than the one where the account is held. This applies regardless of commissions related to check collection or services that require in-person handling, such as check certification and international transfers. Second, cash deposits in pesos into accounts held by individuals or SMEs are exempt, in accordance with the rules on determining the status of such enterprises. Third, no charges can be applied for the contracting or management of insurance policies. Fourth, generating and sending account statements, including virtual statements, must be included in the account maintenance fee and cannot be charged separately. Fifth, no separate charges can be applied for the evaluation, granting, or administration of financing. Finally, charges for appraisals, notary services, or public registry fees associated with granting or canceling financing, such as for the establishment of pledges or mortgages, are not admissible.

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

Furthermore, the regulations governing the “National Payment System – Payment Services” establish that the maximum period for financial institutions, Payment Service Providers and Card Processors (Proveedores de Servicios de Pago que ofrecen Cuentas de Pago or PSPCP), and other issuers of open-loop prepaid cards to credit the proceeds of each sale made using such cards to the demand or payment account opened in the name of the affiliated supplier or merchant shall be two (2) business days, counted from the date the corresponding purchase is made by the prepaid cardholder or beneficiary. Additionally, the maximum period for sub-acquirers to credit the amount of payments processed through their intervention to the account in the name of the affiliated supplier or merchant shall not exceed one (1) business day from the date the sub-acquirer receives the funds. The scope of these provisions excludes payment credits processed through sub-acquirers that correspond to: (i) purchases made through e-commerce platforms; and/or (ii) payments via transfers and other immediate transfers, which in all cases must be made available to the payment beneficiary within fifteen (15) seconds, even if the payment is processed without the involvement of an administrator of the immediate funds transfer scheme (i.e., under a closed-loop modality).

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as UVAs.

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units UVI.

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits.

The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of December 31, 2025, the value of UVI and UVA are Ps. 1,261.39 and Ps. 1,707.79, respectively

Both units are amended based on the indices published by the INDEC and the Central Bank on their websites.

Foreign Exchange System

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, the Argentine government reinstated exchange controls. Except for individuals, the new foreign exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others.

For further information on this topic, please refer to “Item 10.D.  Exchange Controls.”

Foreign Currency Lending Capacity

Regulations on “Credit Policy” applicable to the Application of the Loan Capacity of Foreign Currency Deposits establish that the lending capacity from foreign currency deposits must be applied, in the corresponding deposit currency, indiscriminately to the following destinations:

(a)	pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;
(b)	other financing of exports which have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing;
(c)	financing to producers, processors or goods collectors, provided that:
(i)	they have sale contracts of their merchandise to an exporter, with a fixed price or fixed in foreign currency -independently of the currency in which the operation is settled- and in the case of fungible merchandise with quotation, in foreign currency, normal and customary in local or foreign markets, with wide diffusion and easy access to public knowledge;
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
(d)	financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that they have full foreign currency guarantees or endorsements from such third parties and/or firm sales contracts in foreign currency and/or in exportable goods;
(e)	financing of suppliers of goods and/or services that are part of the production process of fungibles goods with quotation, in foreign currency, normal and usual in local or foreign markets, widely disseminated and easy access to public knowledge, provided they have firm sales contracts for those goods and/or services in foreign currency and/or on said goods;
(f)	financing of investment projects, working capital and/or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even if exporters’ revenues do not come entirely from foreign sales, financing may be allocated as long as the repayment is sufficiently covered by the foreign currency inflows from their exports. Transactions in which financing is granted through the entity’s participation in “syndicated loans,” whether with local or foreign entities, are included;
(g)	financing for commercial and commercial portfolio clients of credits for consumption or housing -according to the provisions established in the rules on “Debtor Classification”, whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market;
(h)	foreign currency debt securities or financial trust participation certificates including other payment rights specifically recognized on trust agreements whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above and first sentence of (f), or documents in which cash flows in Pesos or foreign currency have been assigned to the trustee, in foreign currency credit agreements, under the terms and conditions set forth in items mentioned before;
(i)	financings for purposes other than those mentioned in (a) to (d) and (f) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;
(j)	inter-financing loans;
(k)	Central Bank bills (Letras y Notas) denominated in U.S. dollars;
(l)	direct investments abroad by companies that reside in Argentina, which seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of Section 1 of Decree No. 589/13 as amended;
(m)	financing of investment projects, including working capital, which allows the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency.
(n)	national treasury bills in foreign currency, up to an amount equivalent to one third of the total of the applications made in accordance with the provisions of this section;
(o)	financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of deposits in foreign currency of the entity;
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

The application of the lending capacity of foreign currency deposits to import-related operations (as provided in items (e), (f), and the portion attributable to these under items (g) and (h)) may not exceed the value determined by the following formula:

Ct x max (Fbase / Cbase ; 0.05)

Where:

●	Ct: Lending capacity for the relevant month.
●	Fbase: Financing of eligible imports corresponding to the August–October 2008 quarter.
●	Cbase: Lending capacity corresponding to the August–October 2008 quarter.

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

Net shortfalls in application, after deducting cash balances held by financial entities, those held in custody by other institutions, in transit, and in TV, up to the amount of such shortfall, will be subject to an equivalent increase in the minimum cash requirement in the respective foreign currency.

Shortfalls resulting from exchange transactions mandated by the Federal Government cannot be offset by foreign currency purchases. Additionally, deposits in “Special Accounts for Crediting Export Financing” cannot be applied to cash balances in financial entities, custody in other banks, in transit, or in TV.

Regarding the capacity to extend foreign currency loans,, on February 20, 2025, the Central Bank issued Communication “A” 8202, whereby the provisions of section 1.4. of the “Credit Policy” regulations were repealed, and consequently, certain limitations applicable to loans granted by financial institutions using foreign currency resources derived from their liabilities allocated to financial intermediation ceased to be in effect.

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

Secondary market sales of foreign currency–denominated negotiable obligations acquired through primary issuance on or after June 9, 2023 shall not be subject to the offset mechanism set forth in the preceding paragraph, provided that such sales are carried out after 90 consecutive days have elapsed from the date of primary subscription.

Where a financial institution has acquired National Treasury securities denominated in foreign currency through primary issuance on or after December 10, 2025, any secondary market sales that result in a reduction of its FCNGP may be offset only up to the original maturity date of such securities against the net increase in holdings of other foreign currency–denominated National Treasury securities, unless such sale is carried out after 90 consecutive days have elapsed from the date of primary subscription.

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

Negative FCNGP

This position (where liabilities exceed assets) calculated as the daily balance converted into pesos at the reference exchange rate as of the close of the month preceding the month in which this ratio is calculated, may not exceed 30% of the RPC for the month immediately preceding the relevant period.

Positive FCNGP (assets exceeding liabilities)

The Net Global Foreign Currency Position, calculated as the daily balance converted into pesos at the reference exchange rate as of the close of the month preceding the month in which this ratio is calculated, may not exceed 5% of the RPC for the month immediately preceding the relevant period. Any variation in this position arising from exchange transactions ordered by the National Executive Branch may be covered only through one of the applications provided for in Section 2 of the “Credit Policy” regulations or through foreign exchange forward transactions settled in pesos.

Spot Foreign Currency Position

The spot position includes the net global foreign currency position as previously defined, minus the following:

(i)	The net position in transactions conducted on a term basis, spot-to-settle, futures, options, and other derivative products. For foreign exchange transactions, only those with an original term greater than 1 business day will be considered.
(ii)	The net position in instruments linked to the evolution of the foreign currency’s value (except those accounted for in item d).
(iii)	The positive difference between the cash balances and the foreign currency resource application deficit – as outlined in Section 1.8 of the Minimum Capital Regulations – measured as the average of daily accumulated balances up to the date of the spot position calculation, provided the cash in hand does not exceed 10% of the foreign currency deposits measured on the previous business day.
(iv)	Pre-financings of exports whose foreign currency funding, for the same amount, is accounted for as liabilities linked to the evolution of the foreign currency’s value.
(v)	The balance of guarantees established for operations with debit, credit, and purchase cards abroad for an amount equivalent to five consecutive days of consumption.

At the entity’s option, the balance of foreign financing received with an original average life of at least 12 months may be excluded from the spot foreign currency position. In any event, this daily position—calculated as the daily balance converted into pesos at the reference exchange rate as of the close of the month preceding the month in which this ratio is calculated—must remain within a range between an amount equivalent to minus 30% and 0% of the RPC for the month immediately preceding the relevant period. In addition, this position may not increase on the last business day of the month compared to the balance recorded on the immediately preceding day.

The Central Bank allows that the Positive FCNGP may reach up to 30% of the RCP, while the total excess over the general limit originates only as a result of:

a)	National Treasury Bills, as of June 18, 2018, due to:
(A)	An increase in the position in U.S. Treasury bills in U.S. dollars with respect to those held as of June 15, 2018, and/or
(B)	The institution’s position in U.S. Treasury bills in U.S. dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date.
(C)	An increase in the position in National Treasury bills linked to U.S. dollars with respect to those held as of May 13, 2019.
b)	Peso-denominated financings with variable remuneration based on the variation of the U.S. dollar exchange rate, whose purpose is not included in section 2.1 of the Central Bank’s Credit Policy Regulations, granted as of July 10, 2025.

As provided by Communication “A” 7093 (as amended), it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.

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

The excesses of these ratios are subject to a charge equal to 3 times the TAMAR – total for banks. To determine the charge, the rate provided by the Central Bank will be applied on the excess amount in pesos, based on the rate for the last business day of the reporting period, or, if unavailable, the most recent one. If excesses occur concurrently in both the net global position and the spot position, the higher charge will apply.

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

Fixed Assets and Other Items

The Central Bank establishes that fixed assets and other items held by financial entities must not exceed 100% of the entity’s RPC.

Such fixed assets and other items include:

•	Shares of local companies;
•	Various loans;
•	Real estate, machinery, and equipment; and
•	Other assets.

The calculation of these assets shall be based on month-end balances, net of impairments, accumulated amortization, and provisions for uncollectibility.

Failure to comply with this ratio shall result in an increase in the minimum capital requirements equivalent to 100% of the excess over the established limit.

Credit Ratings

As of November 28, 2014, the Central Bank’s Communication “A” 5671 — as supplemented and amended— replaced all prior regulatory provisions regarding credit rating requirements issued by local credit rating agencies. Under the updated rules on "Credit Assessments," the previously applicable requirements tied to local credit ratings are no longer in effect. Where regulations still call for a minimum international credit rating, the new criteria under the Credit Assessments framework will apply on a complementary basis.

The provisions of Communication “A” 5671 are basic guidelines to properly assess the credit risk that financial institutions must observe when implementing Central Bank Rules including the requirement of a particular rating and do not replace the credit assessment that each financial institution must make to their counterparts. International credit ratings that refer to these provisions shall be issued by rating agencies that have a code of conduct based on the “Principles of the Code of Conduct for Agents Rate Risk” issued by the International Organization of Securities Commissions.

Annex II of Communication “A” 5671 provides a table regarding the new qualification requirements for financial institutions. This table classifies the credit ratings requirements for different transactions.

Debt Classification and Loan Loss Provisions

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with the Central Bank Rules. IFRS differs in certain aspects from the Central Bank Rules.

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

Loans exceeding Ps. 1,198,966,000, linked to the client’s business or productive activity, are classified as commercial. At the entity’s discretion, commercial loans up to Ps. 1,198,966,000 may be grouped with consumer or housing loans, treated as such. Consumer loans are combined with commercial ones to determine classification, with collateral-backed loans weighted at 50%.

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

Refinancings granted to agricultural producers under the Agricultural Emergency Law will not count as refinancing for classification purposes. However, the projected cash flow at the end of the emergency period must be considered, and the classification cannot improve based on the client’s pre-emergency situation, nor extend beyond the emergency period.

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

Subsequent refinancings will be treated under the general provisions outlined in these regulations.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With High Risk of Insolvency	The client's cash flow analysis indicates that it is highly unlikely they will be able to meet all of their financial obligations.

Classification	Criteria

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

Consumer or Housing Loans – Regulatory Classification

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

In accordance with Central Bank Rules financial entities are required to develop procedures for the analysis of the credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of its situation concerning objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for Classification and Allowances” which shall be permanently available for the Superintendency. The frequency of the review of existing classifications must answer to the importance considering all facilities. The classification analysis shall be duly documented.

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

In addition to the minimum frequency outlined above, the classification must be reviewed – with a reasoned record of the decision made in the client’s file – and, if necessary, amended whenever any of the following circumstances occur:

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

Allowances for Loan Losses

The Central Bank Rules establish minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee. Entities may have allowances for amounts higher than the minimum requirements, as deemed reasonable. Allowances are designed pursuant to the Central Bank Rules which differ from IFRS.

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

The amendment to section 35 bis of the FIL by Law No. 25,780 sets forth that if a bank is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board of Directors may take certain actions. Among these actions, in the case of excluding the transfer of assets and liabilities to financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in section 49, paragraph e), as well as debt defined in section 53, giving effect to the order of priority among creditors. Regarding the partial exclusion, the order of priority of point e) section 49 must be followed without treating liabilities of the same grade differently.

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

Financial entities must make regular monthly contributions to the FGD equivalent to 0.015% of their monthly average daily balances of the deposits listed in the following paragraph, recorded in the second month prior to the contribution. The Central Bank may require an advance contribution of up to the equivalent of twenty-four (24) minimum normal contributions, with a notice period of no less than thirty calendar days, to cover the FGD’s resource needs. The first contribution was made on May 24, 1995.

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

The guarantee will cover the return of the deposited capital, interest, adjustments (based on the Reference Stabilization Coefficient, “CER,” for UVA deposits and the Construction Cost Index, “ICC”, for UVI deposits), and exchange rate differences, up to a limit of Ps.50,000,000, accrued until the date of revocation of the authorization or suspension of the entity under Article 49 of the Central Bank’s Organic Charter. For accounts held by two or more individuals, the guarantee limit will be Ps.50,000,000, distributed proportionally among the account holders. The total guarantee for any individual, including accumulated accounts and deposits covered by this scheme, will not exceed the Ps.50,000,000 limit.

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

Regarding the registry, regulations on “Payment Service Providers” stipulate that PSPs performing the functions outlined below are required to register in the ‘Payment Service Providers Registry’ managed by the Superintendency:

1.	Virtual Account Provision: provision of virtual accounts for performing debits and credits within a payment scheme. The accounts offered by PSPs are referred to as payment accounts; these are freely available accounts in pesos that allow for the ordering and receiving of payments. PSPCPs may allow for these accounts to have more than one holder.
2.	Acceptance: Enroll merchants into payment schemes with transfers. This includes, among other tasks, facilitating the mechanisms to initiate payments, transmitting payment order information to the administrator or other participants of the scheme, and, if authorized, confirming the operations.
3.	Initiation (registration is required only if they provide digital wallet services): Send a valid payment instruction at the request of a payer to the provider of a payment account (or a sight account) or to the issuer of the payment instrument.
4.	ATM Networks: Manage transactions ordered through ATMs.
5.	Electronic Funds Transfer Networks (processing or operation): Transmit electronic instructions for fund movements between financial entities and, where applicable, notify the PSP providing payment accounts of the credits to their sight accounts so that it can proceed with the fulfillment of the transfer function.
6.	Acquiring: Enroll merchants into payment schemes with cards. This includes, among other tasks, facilitating the mechanisms to initiate payments, transmitting payment order information to the administrator or other participants of the scheme, and, if authorized, confirming the operations.
7.	Aggregation or Sub-acquiring: Provide merchants with access to payment schemes that the aggregator has contracted with one or more acquirers, using the aggregator’s or sub-acquirer’s merchant identifier (ID), which acts as the receiving customer of the funds from the settlement of various payment schemes.
8.	Non-Banking Collection Companies for Taxes and/or Services: Provide payment and/or collection services for taxes and/or services on behalf of third parties through agent networks, using cash and/or payment instruments.

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

By means of Communication “A” 7783 (as amended and supplemented from time to time), the Central Bank approved the rules on “Minimum requirements for the management and control of technology and information security risks associated with digital financial services” applicable to both PSPCP and financial entities.

Gender Parity Requirements

On September 3, 2020, by means of Communication “A” 7100 (as amended from time to time), the Central Bank amended the rules on “Guidelines for Corporate in Financial Institutions” (Lineamientos para el gobierno societario en entidades financieras) to include a requirement of gender parity.

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

Mandatory Tender Offer Regime

We are subject to the mandatory tender offer rules set forth in the Argentine Capital Markets Law. These rules provide that any person who, individually or through a concerted action (as defined in Argentine Capital Markets Law), effectively acquires a controlling interest in a company whose shares are admitted to the public offering regime shall be required to make a tender offer at a fair price (“OPA”), determined in accordance with the Argentine Capital Markets Law and the CNV Rules.

The offer must be filed with the CNV as soon as possible and no later than one month after the effective acquisition of the controlling interest.

Concept of a “Significant Share”

The Argentine Capital Markets Law provides that a person will be deemed to have, individually or through concerted action (as defined in the Argentine Capital Markets Law), a controlling interest when:

●	they have directly or indirectly reached voting rights equal to or greater than fifty percent (50% ) of the voting capital stock of the company, excluding from the calculation any treasury shares; or

●	they have reached a holding participation of less than fifty percent (50%) of the voting capital stock of a company, but otherwise act as a controlling shareholder of such company, as defined by the Argentine Capital Markets Law.

Fair Price in a Mandatory Tender Offer Due to a Change of Control

In accordance with the Argentine Capital Markets Law, the fair price in a mandatory tender offer due to a change of control shall be the highest of the following: (a) the highest price that the offeror or any persons acting in concert with the offeror have paid or agreed to pay for the securities subject to the offer during the 12 months preceding the start date of the mandatory tender offer period; and (b) the average price of the securities subject to the offer during the 6 months immediately preceding the announcement of the transaction by which the change of control is agreed, regardless of the number of trading sessions in which they were negotiated. For the purposes of clause (a) above, insignificant acquisitions in relative terms shall not be considered, provided they were made at market price, in which case the highest price paid for the remaining acquisitions in the reference period shall apply. If the percentage of shares listed on a CNV-authorized market represents at least 25% of the issuer’s share capital, and liquidity conditions determined by the CNV are met, then the price referenced in subsection (b) shall not apply to mandatory tender offers due to a change of control

Additionally, for the purpose of determining the fair price in a mandatory tender offer due to a change of control, the CNV Rules shall apply.

Fair Price in Other Mandatory Tender Offers

Both Argentine Capital Markets Law and the CNV Rules set forth specific provisions regarding the determination of the fair price for mandatory tender offers in the cases of near-total control (squeeze out) and voluntary withdrawal from the public offering (delisting).

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

Argentine Capital Markets Law and CNV Rules established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in Section 221 of the Argentine General Companies Law and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.

Section 88.II of the Argentine Capital Markets Law establishes that in the case of an OPA for voluntary delisting and for near-total control, the following price criteria shall be followed:

a)	the highest price that the offeror or persons acting in concert with the offeror have paid or agreed to pay for the securities subject to the offer during the twelve (12) months prior to the notification to the minority shareholder or the unilateral declaration by the controlling shareholder in the case of OPAs for near-total control, or the agreement to request delisting in the case of OPAs for voluntary delisting;

b)	the average price of the securities subject to the offer during the immediately preceding six-month period prior to the notification to the minority shareholders or the unilateral declaration by the controlling shareholder in the case of OPAs for near-total control, or the agreement to request delisting in the case of OPAs for voluntary delisting, or from such other date on which the offer must be made;

c)	the book value of the shares, considering for the purposes of acquisition in the case of voluntary delisting a special delisting balance sheet;

d)	the value of the company, assessed according to discounted cash flow criteria and/or indicators applicable to comparable companies or businesses; and

e)	the liquidation value of the company.

The fair price offered may not be lower than the price indicated in items (a) and (b) above. Furthermore, in cases where the mandatory tender offer must be made without the offeror having previously acquired the securities, the fair price may not be lower than that calculated according to the valuation methods contained in item (b) above, and price adjustment rules apply where appropriate.

In addition to the aforementioned legal provisions, our bylaws provide that, in the event that we launch a tender offer for our shares,there shall be no difference in the price offered for common shares, regardless of their class. Likewise, in the case of a tender offer triggered by a change of control, the fair price to be offered may not be lower than the highest price that the offeror, acting individually or in concert with its affiliates and/or any other persons, has paid or agreed to pay for any class of our common shares during the 180 consecutive days prior to the date on which the offer is made. The procedure for conducting the tender offer shall comply with the Argentine Capital Markets Law and the regulations of the CNV.

Mandatory or Voluntary Tender Offer in the Case of Near-Total Control

If a shareholder, whether an individual or legal entity, directly or through one or more companies controlled by it, acquires 95% or more of the outstanding capital stock of a publicly traded company subject to the Argentine Capital Markets Law (“near-total control”), any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. Likewise, any such individual or legal entity that, directly or through one or more companies holds 95% or more of the outstanding capital stock of a publicly traded company subject to the Argentine Capital Markets Law may issue a unilateral declaration of their intention to purchase all outstanding shares of the company within six months following the date of acquisition of “near-total control”, and may delist the company from public offering and remove its shares from listing and trading. In either case, the purchase price must be equitable, as described above.

Penalties for Breach

In the event of non-compliance with the obligation to make a mandatory public tender offer, the CNV after formally requiring the obligated parties to comply with such obligation shall order the auction of the acquired shareholdings, without prejudice to any other applicable sanctions. Additionally, the CNV may determine that any persons failing to comply with the obligation to make a public tender offer shall not exercise the voting rights attached to the shares of the company, regardless of the title under which such rights may be exercised. Any acts adopted in the exercise of such rights shall be deemed null and void.

A party shall be deemed to have failed to comply with the mandatory public tender offer obligation if: (1) it fails to submit the offer within the maximum period established; (2) it submits the offer with manifest irregularities, as determined by the CNV’s rules; (3) it submits the offer beyond the maximum period established; and/or (4) it fails to execute the offer within the time frame set forth in the regulations issued by the CNV, from the moment the mandatory public tender offer obligation arises

Obtained Exemptions and Other Regulations

Given the Bank’s nature and purpose, the Central Bank has approved certain exemptions for the Bank and other regulations regarding compliance with certain technical ratios and monetary regulations. The main standards applicable to the Bank, effective as of December 31, 2024 and 2023 are as follows:

●	The Central Bank’s Resolution No. 232 dated June 15, 2000 allows the Bank to compute, for the purpose of establishing the individual minimum capital requirement, any monthly surplus recorded by Banco de Inversión y Comercio Exterior.

●	The Central Bank’s Resolution No. 139/2009, as amended by Resolutions No. 152/2009, 195/2010, 128/2011, excluding from certain limitations under prudential regulations with the Non-Financial Public Sector, all contingent liabilities for foreign trade transactions (including opening and use of letters of credit and other guarantees related to foreign trade) and financing applied to the payment of fuel and/or electric power imports, under the conditions set forth therein.

●	Through Resolution No. 76 dated March 12, 2009, as amended, pursuant to Law No. 21799 and Article 74 of Law No. 26422, the Central Bank sets forth the process for financial assistance to the Argentine Public Sector to be implemented by the Bank, stating the following requirements for implementation:

(i)	The total amount of financings granted in accordance with Article 74 of Law No. 26422 and the percentage (established according to the remaining term) of guarantees and other undertakings by the Bank in favor of the Argentine Non-Financial Public Sector, taking into account principal, interest, exchange rate differences and other ancillary values, shall not exceed 30% of public sector deposits with the Bank, upon deduction of the “Official Accounts Unified Fund” (“FUCO”) and the amount of deposits offered as guarantee under any concept. (Res. No. 76 section 1.2).
(ii)	The total amount of financings granted by the Bank to the Argentine Non-Financial Public Sector and the percentage (established according to the remaining term) of guarantees and other undertakings in favor thereof, taking into account principal, interest, exchange rate differences and other ancillary values, shall not be higher than total relevant deposits plus 50% of the Bank’s Computable Equity for the prior month. (Res. No. 76 section 3).

For calculating limits, the average of daily balances of Argentine Non-Financial Public Sector deposits net of indicated deductions for the latest sixty business days shall be taken into account. The limits must be met both when requesting authorization to the Central Bank and at the time of granting or undertaking. When requesting authorization to the Central Bank, the Ministry of Economy should be involved, and one of the external auditors of the Bank must submit a special report on compliance with requirements as of such date. At the time of granting, the Bank must comply with the latest filings required under the reporting system as regards such concepts. It is also established that any excess recorded by the Bank in respect of the limits indicated shall be considered as increase of the minimum capital for credit risk, as provided for under the Minimum Capital Regulations.

●	On February 23, 2018, the Central Bank issued Resolution No. 70/2018 which, for the purpose of calculating the limits established in sections 1.2 and 3 of Resolution No. 76/2009, establishes that deduction of the FUCO use by the Argentine Non-Financial Public Sector shall not be taken into consideration and that the amount of deposits is net of deposits offered as guarantee.

Anti-Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction Financing Regime

The concept of money laundering is generally used to denote transactions aimed at introducing funds from illicit activities into the institutional system and thus transform gains from illegal activities into assets of a seemingly legitimate source.

Terrorist financing (“TF”) consists of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

Proliferation of weapons of mass destruction financing consists of providing financial support or resources to assist in the development, manufacture, acquisition, or spread of nuclear, chemical, or biological weapons and their delivery systems, in contravention of national laws or, where applicable, international obligations.

On April 13, 2000, the Argentine Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/CTF/CPF Law”), which created at the national level the Anti- Money Laundering, Counter- Terrorist Financing and the Financing of Proliferation of Weapons of Mass Destruction Regime (“AML/CTF/CPF Regime”), criminalizing money laundering, creating and designating the Financial Information Unit (“UIF”, for its acronym in Spanish) as the enforcement authority of the regime, while also imposing legal obligations on certain public and private sector entities and professionals (the “Reporting Entities”) to report and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Argentine Ministry of Justice, and its mission is to prevent and deter money laundering, terrorism financing and proliferation of weapons of mass destruction financing crimes.

The following are certain provisions relating to the AML/CTF/CPF Regime established by the Argentine Criminal Code, the AML/CTF/CPF Law, including regulations issued by the UIF, the CNV and the Central Bank. It is recommended that holders consult their own legal advisors and read the AML/CTF/CPF Law and its complementary regulations.

Money Laundering, Terrorist Financing and Proliferation of Weapons of Mass Destruction in the Argentine Criminal Code

Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin. Section 303 of the ACC establishes the following penalties:

(i)

If the amount of the transaction exceeds the sum of 150 Minimum, Vital, and Mobile Wages at the time of the events (as of the date of this annual report, this equals Ps. 52.860.000), either in a single act or by the repetition of various acts linked to each other, the penalty shall be imprisonment for a term of three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the illicit transaction. This penalty may be increased by one third of the maximum and half of the minimum, when the perpetrator of the crime:

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

These provisions shall apply even if the preceding criminal offence was committed outside the scope of applicability of Argentine Criminal Code, insofar as the criminal offence was also punishable in the place where it was committed.

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

These provisions shall apply even if the offense financed or intended to be financed is committed outside the territorial scope of application of the ACC, or, in the cases described in (ii) and (iii), if the organization or individual is located outside Argentine territory, provided that the conduct is also punishable in the relevant jurisdiction.

Reporting Entities Required to Report and Cooperat with the UIF

The AML/CTF/CPF Regime, in line with international AML/CTF/CPF standards, not only designates the UIF as the agency in charge of preventing money laundering, terrorism financing and proliferation of weapons of mass destruction financing crimes. It also imposes obligations on various public and private sector entities and individuals, designated as Reporting Subjects ( “Sujetos Obligados”), report and cooperatewith the UIF.

Pursuant to Section 20 of the AML/CTF/CPF Law, the following, among others, are Reporting Entitiesbefore the UIF:

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

(vi)	professionals in economic sciences, lawyers and notaries public, when they are involved in certain transactions.

Pursuant to Section 21 of the AML Law, Reporting Entities have the following duties:

(i)	obtaining documents that indisputably prove the identity, legal status, domicile and other relevant information, about their clients’ operations (“know your customer” policy);
(ii)	reporting any suspicious events or transactions. For the purposes of the AML/CTF/CPF Law, suspicious transactions are those that, appear unusual, lack economic or legal justification, or are unusually or unjustifiably complex, whether conducted once or repeatedly (regardless of their amount);
(iii)	refraining from disclosing to customers or third parties any actions taken in compliance with the AML/CTF/CPF Law;
(iv)	registering before the UIF;
(v)	documenting procedures for the prevention of money laundering, terrorism financing and proliferation of weapons of mass destruction financing crimes, establishing internal manuals that reflect the tasks to be developed with a risk based approach;
(vi)	appointing compliance officers within the governing body who shall be responsible before the UIF (in case the obliged entity is an individual, such individual will be considered the compliance officer);
(vii)	obtaining information and determining the purpose and nature of the relationship with the client;
(viii)	determining the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions;
(ix)	carriyng out due diligence procedures to (i) determine the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions, and (ii) review transactions during the course of the relationship with the client;
(x)	identifying the individuals who exercise functions of management and representation of the client and those who have powers of disposition;
(xi)	adopting specific measures to mitigate the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction;

(xii)	having appropriate risk management systems in place to determine whether the client or final beneficial owner is a politically exposed person;
(xiii)	determining the source and legality of funds; and
(xiv)	keeping, for ten (10) years, all necessary records of transactions, client files and business communications.

These obligations are supplemented by sector-specific UIF resolutions that establish more detailed and targeted requirements depending on the activity performed by each Reporting Entity. By way of example, Reporting Entities operating in the financial sector are subject to UIF Resolution No. 14/2023 as amended by Resolution 199/2024, while those operating in the capital markets are subject to UIF Resolution No. 78/2023, which set forth more granular rules on matters such as customer due diligence, ongoing monitoring, internal controls and risk mitigation measures. Resolution 14/2023, which sets out specific rules for the financial sector, inter alia, prohibits the maintenance of anonymous accounts or accounts under fictitious names, emphasizes the need to apply enhanced due diligence measures to clients commensurate with the risks identified, and provides for the possibility for financial institutions to rely on third parties to carry out certain due diligence measures.

In addition, the UIF has issued resolutions of general application addressing specific risk factors applicable across all sectors. For example, UIF Resolution No. 35/2023 establishes obligations for reporting entities in relation to politically exposed persons (“PEPs”), while UIF Resolution No. 112/2021 sets forth rules for the identification and verification of beneficial owners. Overall, this framework follows a risk-based approach aligned with FATF recommendations, requiring reporting entities to identify, assess and mitigate their money laundering, terrorism financing and proliferation of weapons of mass destruction financing crimes risks through proportionate measures.

With respect to PEPs, Resolution No. 35/2023 requires Reporting Entities to assess the level of risk at the time of initiating or continuing a contractual relationship and to apply enhanced, proportionate due diligence measures where appropriate. These measures include, among others: (i) obtaining approval from the Compliance Officer to initiate or continue relationships with foreign PEPs or domestic PEPs classified as high risk; (ii) adopting reasonable procedures to determine whether a client and/or beneficial owner qualifies as a PEP, both at onboarding and on an ongoing basis; (iii) requiring clients to submit sworn statements regarding their PEP status, including updates in the event of any change; and (iv) identifying and documenting the PEP status of beneficial owners, where applicable. The Resolution also regulates the duration of PEP status, establishing a two-year maintenance period, after which Reporting Entities must reassess the risk level based on factors such as the relevance of the public function performed, decision-making authority over funds, and seniority. The same duration applies to persons classified as PEPs due to kinship or close association.

Within their respective regulatory frameworks, the relevant sectoral authorities, such as the CNV and the Central Bank, also issue rules applicable to their regulated entities that reflect and operationalize AML/CFT/CPF requirements established by the UIF. In this context, the CNV regulations stipulate, among other provisions, that the Reporting Subjects under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF. Similarly, they establish payment modalities and control procedures for the reception and delivery of funds from and to clients.

Asset Freezing Regime and Terrorism Financing/Proliferation Financing Reporting Regime

Executive Decree No. 918/2012, as amended, establishes the legal framework and procedures for the reporting of transactions linked to terrorism financing and proliferation of weapons of mass destruction financing, as well as for the freezing of assets related to such activities.

In this context, UIF Resolution No. 207/2025 and 3/2026, regulate the implementation of Executive Decree No. 918/2012 and establish, among other matters: (i) the obligation for Reporting Entities to verify clients are not listed in terrorism financing and proliferation of weapons of mass destruction financing associated lists, including designated by the United Nations Security Council pursuant to Resolution No. 1267 (1999), 1718 (2006), 1737 (2006) or linked to criminal actions under Section 306 of the Argentine Criminal Code; (ii) the procedures for reporting suspicious transactions of terrorism financing and proliferation of weapons of mass destruction financing; and (ii) the administrative procedures applicable to the freezing of assets of natural or legal persons or entities related to terrorism financing and proliferation of weapons of mass destruction financing.

For purposes of facilitating compliance with these obligations, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities Linked to Acts of Terrorism and Its Financing (Registro Público de Personas y Entidades vinculadas a actos de Terrorismo y su Financiamiento – “RePET”), a national public registry that consolidates: (i) the relevant United Nations Security Council designations and persons or entities linked to terrorism-related offenses under Argentine law; cases where court order or a ruling from the Public Prosecutor's Office formally charging or admitting the initiation of an investigation for committing or financing a terrorist act; And cases where The Financial Information Unit (FIU) has ordered the freezing of financial assets for any reason.

Supervision and Administrative Enforcement

The UIF is vested with supervisory and enforcement powers over Reporting Entities and may monitor compliance with AML/CFT/CPF obligations, conduct inspections and request information. In sectors subject to specific regulatory oversight, the UIF carries out its supervisory functions with the assistance of the relevant specific control authorities (“órganos de contralor específico”). In particular, the Central Bank assists the UIF with respect to reporting entities in the financial sector, and the National Securities Commission (CNV) assists the UIF with respect to reporting entities operating in the capital markets.

Reporting Entities are subject to administrative sanctions under the AML/CFT/CPF Law for failures to comply with applicable obligations. The UIF is empowered, following administrative proceedings, to impose the following sanctions:

(i) a fine ranging from one (1) to ten (10) times the total value of the assets involved in the transaction in cases of failure to report a suspicious transaction or of reporting it outside the prescribed timeframes and formal requirements; in the case of other infringements consisting of formal non-compliance, a fine ranging from fifteen (15) to two thousand five hundred (2,500) units, updated annually (currently set at ARS 54,140);

(ii) a warning;

(iii) a warning with the obligation to publish the operative part of the resolution; and

(iv) for compliance officers, disqualification for up to five (5) years from performing such functions.

Administrative liability extends both to the reporting entity and to the members of its management body and is subject to a statute of limitations of five (5) years.

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

For an extensive analysis of the AML/CTF/CPF Regime and Anti-Bribery and Anti-Corruption Regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy, (www.argentina.gob.ar/economia), the Argentine Ministry of Justice (https://www.argentina.gob.ar/justicia), the UIF (www.argentina.gob.ar/uif), the CNV (www.argentina.gob.ar/cnv), or the Central Bank (www.bcra.gov.ar). The information found on such websites is not a part of this annual report.

Item 4.COrganizational structure

The following diagram illustrates our organizational structure as of the date of this annual report.

The following information is related to our subsidiaries and investees as of the date of this annual report:

	Jurisdiction of	Name under which the subsidiary does
Subsidiary	incorporation	business
Banco Supervielle S.A.	Argentina	Supervielle
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management / Premier
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Micro Lending S.A.U.	Argentina	MILA
InvertirOnline S.A.U. (1)	Argentina	IOL invertironline
Portal Integral de Inversiones S.A.U. (1)	Argentina	IOL invertironline / IOL inversiones / IOL Academy
Supervielle Productores Asesores de Seguros S.A.	Argentina	Supervielle Broker de Seguros
Supervielle Agente de Negociación S.A.U.	Argentina	Supervielle Agente de Negociación
Bolsillo Digital S.A.U. (in dissolution)	Argentina	N/A
Sofital S.A.U.F. e I.	Argentina	N/A
IOL Holding S.A.	Uruguay	N/A
IOL Agente de Valores S.A. (1)	Uruguay	N/A

(1)   InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U. and IOL Agente de Valores S.A. are subsidiaries of IOL Holding S.A.

Banco Supervielle S.A.

We own 97.12% of the share capital of the Bank and Sofital owns 2.78%. The Bank is a universal commercial bank and our largest subsidiary. The Bank on an individual basis accounted for 94.8% of our total assets as of December 31, 2025. The Bank operates in Argentina, and substantially all of its customers, operations and assets are located in Argentina. It offers a wide variety of financial products and services to retail, corporate and institutional customers.

According to the information published by the Central Bank, as of December 31, 2025 we were one of the top 10 private banks in the Argentine financial system in terms of outstanding amount of loans. In terms of deposits, we had an estimated market share of 3.0% of deposits in December 2025, ranking eighth among the total private banks in the Argentine financial system and eleventh among total banks in the Argentine financial system. In terms of total loans, we had an estimated market share of 2.8% of loans in December 2025, ranking seventh among the total private banks in the Argentine financial system and ninth among total banks in the Argentine financial system. As of December 31, 2025, the Bank on a consolidated basis had total assets of Ps.7,381 billion, a total loan portfolio of Ps.3,983.0  billion and total deposits of Ps.5,121 billion, and its attributable shareholders’ equity amounted to Ps.739.1 billion. For more information regarding the Bank’s business performance, see “—Business Segments.”

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

We own 95% of the share capital of Cordial Servicios and Sofital owns the remaining 5%. Until 2022, Grupo Supervielle had a Consumer Finance segment which included Cordial Servicios, among other subsidiaries. On December 1, 2023, the Central Bank approved the merger of IUDÚ Compañia Financiera S.A. into the Bank, and therefore IUDÚ Compañia Financiera S.A. and Tarjeta Automática S.A. were merged into the Bank, effective January 2023. As a result of this merger, the Company reclassified financial figures from Consumer Finance segment in 2023 and allocated the results of Cordial Servicios in the Asset management & other segment.

Micro Lending S.A.U.

MILA is a company that provides car financing loans and was acquired by Grupo Supervielle on May 2, 2018. We own 100% of the share capital of MILA. MILA promotes origination of car loans for the purchase of cars through greater efficiency and capillarity of the commercial network, new financial products and the use of synergies within the companies of Grupo Supervielle.

Until 2022, Grupo Supervielle had a Consumer Finance segment which included MILA, among other subsidiaries. On December 1, 2023, the Central Bank approved the merger of IUDÚ Compañia Financiera S.A. into the Bank, and therefore IUDÚ  Compañia Financiera S.A. and Tarjeta Automática S.A. merged into the Bank, effective January 2023. As a result of this merger, the Company reclassified financial figures from Consumer Finance segment in 2023 and allocated the results of MILA in the Personal & Business Banking segment.

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

For information regarding Supervielle Asset Management’s business performance, see “—Business Segments.”

Invertironline S.A.U. and Portal Integral de Inversiones S.A.U.

IOL invertironline is a digital online broker established 25 years ago that offers brokerage and savings and investment services based on an agile, simple, transparent and innovative platform, suitable for the profile of each client, with the objective of helping our clients increase their savings.

IOL invertironline offers investment alternatives in the Argentine stock market and in the United States and provides our customers with education tools on financing matters.

We indirectly own 100% of the share capital of InvertirOnline and Portal Integral de Inversiones S.A.U. through IOL Holding.

For information regarding IOL invertironline’s business performance, see “—Business Segments.”

Bolsillo Digital S.A.U.

On June 12, 2019, we created Bolsillo Digital S.A.U. Bolsillo Digital S.A.U. is Grupo Supervielle’s PSP (“Payment Service Provider”) fintech business which is registered with the Argentine Central Bank. Bolsillo Digital S.A.U.offered in-person and digital payment and collection solutions to businesses. On August 5, 2021, Grupo Supervielle, within the framework of the commercial strategy for its payment services business, transferred all of its shares of Bolsillo Digital S.A.U.to its subsidiary Banco Supervielle S.A. Bolsillo Digital S.A.U.’s main activity until 2022 was to provide payment services under its brand Boldi. In February 2023, the Boldi app was permanently closed. On March 30, 2026, the shareholders of Bolsillo Digital S.A.U. approved the early dissolution of the company and the commencement of its liquidation process pursuant to Section 94, subsection 1, of the Argentine General Companies Law. As from that date and until its deregistration, the company operates under the name Bolsillo Digital S.A.U. (in dissolution).

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

IOL Holding S.A. and IOL Agente de Valores. S.A.

On August 6, 2021, Grupo Supervielle acquired 95.24% of the shares of IOL Holding, a company incorporated in Uruguay. Sofital acquired the remaining 4.76% of the shares of IOL Holding.

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

IOL invertironline owns 527 square meters of office space located at Humboldt 1550 in Buenos Aires.

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

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025			2024			2023
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	1,635,388,952	585,670,100	35.8%	1,319,392,434	908,621,599	68.9%	654,022,373	588,953,401	90.1%
Pesos	1,396,715,254	517,856,342	37.1%	1,217,859,533	874,415,076	71.8%	457,135,192	421,056,365	92.1%
Dollars	238,673,698	67,813,758	28.4%	101,532,901	34,206,523	33.7%	196,887,181	167,897,036	85.3%
Securities Issued by the Central Bank	12,785,558	1,026,554	8.0%	6,235,066	6,211,592	99.6%	1,302,418,742	1,205,065,340	92.5%
Pesos	37,996	—	—%	2,898,673	6,211,592	214.3%	1,295,712,272	1,205,065,340	93.0%
Dollars	12,747,562	1,026,554	8.1%	3,336,393	—	—%	6,706,470	—	—%

	Year ended December 31,
	2025			2024			2023
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Investment Portfolio	1,648,174,510	586,696,654	35.6%	1,325,627,500	914,833,191	69.0%	1,956,441,115	1,794,018,741	91.7%
Pesos	1,396,753,250	517,856,342	37.1%	1,220,758,206	880,626,668	72.1%	1,752,847,464	1,626,121,705	92.8%
Dollars	251,421,260	68,840,312	27.4%	104,869,294	34,206,523	32.6%	203,593,651	167,897,036	82.5%
Loans
Loans to the Financial Sector	55,332,692	26,041,509	47.1%	11,769,388	4,770,152	40.5%	6,942,078	3,713,715	53.5%
Pesos	55,332,692	26,041,509	47.1%	11,764,238	4,770,152	40.5%	6,814,274	3,713,506	54.5%
Dollars	—	—	—%	5,150	—	—%	127,804	209	0.2%
Overdrafts	207,709,156	108,911,966	52.4%	191,962,908	109,482,955	57.0%	135,717,706	127,221,537	93.7%
Pesos	207,708,654	108,911,966	52.4%	191,941,358	109,482,955	57.0%	135,717,706	127,221,537	93.7%
Dollars	502	—	—%	21,550	—	—%	—	—	—%
Promissory notes	321,943,237	145,066,738	45.1%	242,400,094	122,386,763	50.5%	253,985,762	193,280,153	76.1%
Pesos	315,184,188	144,623,452	45.9%	239,017,675	122,284,165	51.2%	252,221,717	193,202,882	76.6%
Dollars	6,759,049	443,286	6.6%	3,382,419	102,598	3.0%	1,764,045	77,271	4.4%
Mortgage loans	363,050,668	118,950,801	32.8%	223,750,157	191,952,162	85.8%	201,056,953	178,638,569	88.8%
Pesos	363,050,668	118,950,801	32.8%	223,750,157	191,952,162	85.8%	201,056,953	178,638,569	88.8%
Dollars	—	—	—%	—	—	—%	—	—	—%
Automobile and Other Secured Loans	278,589,049	147,429,426	52.9%	131,251,133	74,860,118	57.0%	58,980,537	36,022,380	61.1%
Pesos	278,589,049	147,429,426	52.9%	131,251,133	74,860,118	57.0%	58,980,537	36,022,380	61.1%
Dollars	—	—	—%	—	—	—%	—	—	—%
Personal Loans	475,283,905	297,636,833	62.6%	210,694,463	154,073,612	73.1%	229,578,418	190,367,869	82.9%
Pesos	475,283,905	297,636,833	62.6%	210,694,463	154,073,612	73.1%	229,578,418	190,367,869	82.9%
Dollars	—	—	—%	—	—	—%	—	—	—%
Corporate Unsecured Loans	449,052,241	181,774,226	40.5%	338,308,069	199,442,192	59.0%	357,242,133	275,371,868	77.1%
Pesos	449,052,241	181,774,226	40.5%	338,308,069	199,442,192	59.0%	357,242,133	275,371,868	77.1%
Dollars	—	—	—%	—	—	—%	—	—	—%
Credit Card Loans	358,909,835	100,237,249	27.9%	230,878,989	64,934,866	28.1%	299,249,966	120,330,555	40.2%
Pesos	346,037,838	100,237,238	29.0%	223,773,698	64,934,863	29.0%	290,878,381	120,330,417	41.4%
Dollars	12,871,997	11	—%	7,105,291	3	—%	8,371,585	138	—%

	Year ended December 31,
	2025			2024			2023
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Receivables from Financial Leases	97,846,492	48,669,939	49.7%	91,823,284	36,070,280	39.3%	81,407,109	51,186,807	62.9%
Pesos	96,568,105	48,630,661	50.4%	88,471,858	35,574,383	40.2%	74,242,662	50,155,268	67.6%
Dollars	1,278,387	39,278	3.1%	3,351,426	495,897	14.8%	7,164,447	1,031,539	14.4%
Total Loans excl. Foreign trade and U.S.$.loans	2,607,717,275	1,174,718,687	45.0%	1,672,838,485	957,973,100	57.3%	1,624,160,662	1,176,133,453	72.4%
Pesos	2,586,807,340	1,174,236,112	45.4%	1,658,972,649	957,374,602	57.7%	1,606,732,781	1,175,024,296	73.1%
Dollars	20,909,935	482,575	2.3%	13,865,836	598,498	4.3%	17,427,881	1,109,157	6.4%
Foreign Trade Loans and U.S.$.loans	588,776,511	40,276,677	6.8%	248,070,964	12,616,962	5.1%	112,668,339	9,109,774	8.1%
Pesos	—	—	—%	—	—	—%	—	—	—%
Dollars	588,776,511	40,276,677	6.8%	248,070,964	12,616,962	5.1%	112,668,339	9,109,774	8.1%
Total Loans	3,196,493,786	1,214,995,364	38.0%	1,920,909,449	970,590,062	50.5%	1,736,829,001	1,185,243,227	68.2%
Pesos	2,586,807,340	1,174,236,112	45.4%	1,658,972,649	957,374,602	57.7%	1,606,732,781	1,175,024,296	73.1%
Dollars	609,686,446	40,759,252	6.7%	261,936,800	13,215,460	5.0%	130,096,220	10,218,931	7.9%
Repo transactions	1,288,985	499,619	38.8%	575,154,804	567,069,976	98.6%	794,436,940	638,800,470	80.4%
Pesos	1,288,985	499,619	38.8%	575,154,804	567,069,976	98.6%	794,436,940	638,800,470	80.4%
Dollars	—	—	—%	—	—	—%	—	—	—%
Total Interest-Earning Assets	4,845,957,281	1,802,191,637	37.2%	3,821,691,753	2,452,493,229	64.2%	4,487,707,056	3,618,062,438	80.6%
Pesos	3,984,849,575	1,692,592,073	42.5%	3,454,885,659	2,405,071,246	69.6%	4,154,017,185	3,439,946,471	82.8%
Dollars	861,107,706	109,599,564	12.7%	366,806,094	47,421,983	12.9%	333,689,871	178,115,967	53.4%

	Year ended December 31,
	2025			2024			2023
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Non Interest-Earning Assets
Cash and due from banks	1,455,505,368			808,960,092			580,473,724
Pesos	650,578,956			286,115,564			233,228,127
Dollars	804,926,412			522,844,528			347,245,597
Premises and equipment and miscellaneous and intangible assets and unallocated items	413,452,225			429,560,369			425,044,082
Pesos	413,452,225			429,560,369			425,044,082
Dollars	—			—			—
Allowance for loan losses	(126,951,028)			(50,085,585)			(70,853,766)
Pesos	(122,394,476)			(45,359,664)			(64,793,396)
Dollars	(4,556,552)			(4,725,921)			(6,060,370)
Other assets	353,615,866			290,062,906			453,325,831
Pesos	326,923,276			278,707,953			438,499,072
Dollars	26,692,590			11,354,953			14,826,759

	Year ended December 31,
	2025			2024			2023
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Rate	Balance	Earned	Rate	Balance	Earned	Rate
Total Non Interest-Earning Assets	2,095,622,431			1,478,497,782			1,387,989,871
Pesos	1,268,559,981			949,024,222			1,031,977,885
Dollars	827,062,450			529,473,560			356,011,986
Total Assets	6,941,579,712			5,300,189,535			5,875,696,927
Pesos	5,253,409,556			4,403,909,881			5,185,995,070
Dollars	1,688,170,156			896,279,654			689,701,857

	Year ended December 31,
	2025			2024			2023
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
LIABILITIES
Interest-Bearing Liabilities
Special Checking Accounts	1,907,507,711	309,784,773	16.2%	1,382,380,437	512,059,715	37.0%	1,534,095,272	1,073,754,083	70.0%
Pesos	1,248,435,607	301,026,035	24.1%	1,066,682,647	508,808,753	47.7%	1,347,784,829	1,073,311,336	79.6%
Dollars	659,072,104	8,758,738	1.3%	315,697,790	3,250,962	1.0%	186,310,443	442,747	0.2%
Time Deposits	1,562,315,674	419,616,634	26.9%	1,130,442,813	620,752,662	54.9%	1,486,504,770	1,257,621,838	84.6%
Pesos	1,141,322,973	406,961,642	35.7%	1,033,238,164	619,262,312	59.9%	1,445,611,697	1,257,441,628	87.0%
Dollars	420,992,701	12,654,992	3.0%	97,204,649	1,490,350	1.5%	40,893,073	180,210	0.4%
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	636,122,989	145,021,890	22.8%	53,890,633	18,943,209	35.2%	35,566,601	18,316,771	51.5%
Pesos	378,878,418	129,682,953	34.2%	25,929,912	17,346,794	66.9%	19,756,190	16,813,349	85.1%
Dollars	257,244,571	15,338,937	6.0%	27,960,721	1,596,415	5.7%	15,810,411	1,503,422	9.5%
Subordinated Loans and Negotiable Obligations	—	—	—%	—	—	—%	—	—	—%
Pesos	—	—	—%	—	—	—%	—	—	—%
Dollars	—	—	—%	—	—	—%	—	—	—%
Total Interest-Bearing Liabilities	4,105,946,374	874,423,297	21.3%	2,566,713,883	1,151,755,586	44.9%	3,056,166,643	2,349,692,692	76.9%
Pesos	2,768,636,998	837,670,630	30.3%	2,125,850,723	1,145,417,859	53.9%	2,813,152,716	2,347,566,313	83.4%
Dollars	1,337,309,376	36,752,667	2.7%	440,863,160	6,337,727	1.4%	243,013,927	2,126,379	0.9%

	Year ended December 31,
	2025			2024			2023
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in thousands of Pesos)
Low and Non-Interest Bearing Deposits	1,245,928,310			954,846,561			1,212,062,321
Savings Accounts	754,128,869	12,053,748	1.6%	547,865,270	5,503,404	1.0%	648,719,206	5,516,741	0.9%
Pesos	352,135,408	9,979,086	2.8%	297,236,833	5,435,950	1.8%	449,346,757	5,467,770	1.2%
Dollars	401,993,461	2,074,662	0.5%	250,628,437	67,454	—%	199,372,449	48,971	—%
Checking Accounts	491,799,441	34,531,858	7.0%	406,981,291			563,343,115
Pesos	476,461,911	34,531,858	7.2%	385,604,635			538,160,153
Dollars	15,337,530	—	—%	21,376,656			25,182,962
Other Liabilities	543,235,934			750,371,681			724,675,362
Pesos	499,860,188			612,153,764			683,134,170
Dollars	43,375,746			138,217,917			41,541,192
Non-Controlling Interest Result	—			—			3,711,592
Pesos	—			—			3,711,592
Dollars	—			—			—
Stockholders’ equity	1,046,469,095			1,044,111,706			879,081,009
Pesos	1,046,469,095			1,044,111,706			879,081,009
Dollars	—			—			—
Total Low and Non-Interest Bearing Deposits	2,835,633,339			2,749,329,948			2,819,530,284
Pesos	2,374,926,602			2,339,106,938			2,553,433,681
Dollars	460,706,737			410,223,010			266,096,603
Total Liabilities and Stockholders’ equity	6,941,579,713			5,316,043,831			5,875,696,927
Pesos	5,143,563,600			4,464,957,661			5,366,586,397
Dollars	1,798,016,113			851,086,170			509,110,530

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense. The changes are segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in the average volume and changes in their respective nominal interest rates for the year ended December 31, 2025 compared to the year ended December 31, 2024, and for the year ended December 31, 2024 compared to the year ended December 31, 2023. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2025, 2024 and 2023 under IFRS.

	Year ended December 31,
	2025/2024			2024/2023

	Increase (Decrease) Due to Changes in
						Net
	Volume	Rate	Net Change	Volume	Rate	Change

	(in thousands of Pesos)
ASSETS
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	105,279,323	(428,230,822)	(322,951,499)	514,070,097	(194,401,899)	319,668,198
Pesos	66,313,853	(422,872,587)	(356,558,734)	546,195,037	(92,836,326)	453,358,711
Dollars	38,965,470	(5,358,235)	33,607,235	(32,124,940)	(101,565,573)	(133,690,513)
Securities Issued by the Central Bank	757,876	(5,942,914)	(5,185,038)	(2,770,381,692)	1,571,527,944	(1,198,853,748)
Pesos	—	(6,211,592)	(6,211,592)	(2,770,381,692)	1,571,527,944	(1,198,853,748)
Dollars	757,876	268,678	1,026,554	—	—	—
Total Investment Portfolio	106,037,199	(434,173,736)	(328,136,537)	(2,256,311,595)	1,377,126,045	(879,185,550)
Pesos	66,313,853	(429,084,179)	(362,770,326)	(2,224,186,655)	1,478,691,618	(745,495,037)
Dollars	39,723,346	(5,089,557)	34,633,789	(32,124,940)	(101,565,573)	(133,690,513)
Loans
Loans to the Financial Sector	20,504,845	766,512	21,271,357	2,007,107	(950,669)	1,056,438
Pesos	20,504,845	766,512	21,271,357	2,007,107	(950,460)	1,056,647
Dollars	—	—	—	—	(209)	(209)
Overdrafts	8,267,577	(8,838,566)	(570,989)	32,069,855	(49,808,437)	(17,738,582)
Pesos	8,267,577	(8,838,566)	(570,989)	32,069,855	(49,808,437)	(17,738,582)
Dollars	—	—	—	—	—	—
Promissory Notes	35,170,744	(12,490,769)	22,679,975	(6,706,248)	(64,187,142)	(70,893,390)
Pesos	34,949,291	(12,610,004)	22,339,287	(6,755,338)	(64,163,379)	(70,918,717)
Dollars	221,453	119,235	340,688	49,090	(23,763)	25,327
Mortgage loans	45,640,757	(118,642,118)	(73,001,361)	19,468,186	(6,154,593)	13,313,593
Pesos	45,640,757	(118,642,118)	(73,001,361)	19,468,186	(6,154,593)	13,313,593
Dollars	—	—	—	—	—	—
Automobile and Other Secured Loans	77,971,279	(5,401,971)	72,569,308	41,220,104	(2,382,366)	38,837,738
Pesos	77,971,279	(5,401,971)	72,569,308	41,220,104	(2,382,366)	38,837,738
Dollars	—	—	—	—	—	—
Personal Loans	165,693,731	(22,130,510)	143,563,221	(13,809,187)	(22,485,070)	(36,294,257)
Pesos	165,693,731	(22,130,510)	143,563,221	(13,809,187)	(22,485,070)	(36,294,257)
Dollars	—	—	—	—	—	—
Corporate Unsecured Loans	44,828,718	(62,496,684)	(17,667,966)	(11,162,167)	(64,767,509)	(75,929,676)
Pesos	44,828,718	(62,496,684)	(17,667,966)	(11,162,167)	(64,767,509)	(75,929,676)
Dollars	—	—	—	—	—	—
Credit Card Loans	35,416,420	(114,037)	35,302,383	(19,472,501)	(35,923,188)	(55,395,689)
Pesos	35,416,415	(114,040)	35,302,375	(19,472,500)	(35,923,054)	(55,395,554)
Dollars	5	3	8	(1)	(134)	(135)
Receivables from Financial Leases	4,013,490	8,586,169	12,599,659	5,157,338	(20,273,865)	(15,116,527)
Pesos	4,077,183	8,979,095	13,056,278	5,721,535	(20,302,420)	(14,580,885)
Dollars	(63,693)	(392,926)	(456,619)	(564,197)	28,555	(535,642)
Total Loans excl. Foreign trade and U.S.$.loans	437,507,561	(220,761,974)	216,745,587	48,772,487	(266,932,839)	(218,160,352)
Pesos	437,349,796	(220,488,286)	216,861,510	49,287,595	(266,937,288)	(217,649,693)
Dollars	157,765	(273,688)	(115,923)	(515,108)	4,449	(510,659)
Foreign Trade Loans and U.S.$.loans	23,306,785	4,352,930	27,659,715	6,886,617	(3,379,429)	3,507,188
Pesos	—	—	—	—	—	—
Dollars	23,306,785	4,352,930	27,659,715	6,886,617	(3,379,429)	3,507,188
Total Loans	460,814,346	(216,409,044)	244,405,302	55,659,104	(270,312,268)	(214,653,164)
Pesos	437,349,796	(220,488,286)	216,861,510	49,287,595	(266,937,288)	(217,649,693)
Dollars	23,464,550	4,079,242	27,543,792	6,371,509	(3,374,980)	2,996,529

	Year ended December 31,
	2025/2024			2024/2023

	Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands of Pesos)
Repo transactions	(222,434,137)	(344,136,220)	(566,570,357)	(216,199,734)	144,469,240	(71,730,494)
Pesos	(222,434,137)	(344,136,220)	(566,570,357)	(216,199,734)	144,469,240	(71,730,494)
Dollars	—	—	—	—	—	—
Total Interest-Earning Assets	238,380,209	(560,545,264)	(322,165,055)	(160,540,630)	(125,843,028)	(286,383,658)
Pesos	214,915,659	(564,624,506)	(349,708,847)	(166,912,139)	(122,468,048)	(289,380,187)
Dollars	23,464,550	4,079,242	27,543,792	6,371,509	(3,374,980)	2,996,529
LIABILITIES
Interest-Bearing Liabilities
Time Deposits	48,272,842	(249,408,870)	(201,136,028)	(246,289,118)	(390,580,058)	(636,869,176)
Pesos	38,539,811	(250,840,481)	(212,300,670)	(247,152,492)	(391,026,824)	(638,179,316)
Dollars	9,733,031	1,431,611	11,164,642	863,374	446,766	1,310,140
Special Checking Accounts	48,388,019	(250,662,961)	(202,274,942)	(132,753,647)	(428,940,721)	(561,694,368)
Pesos	43,824,746	(251,607,464)	(207,782,718)	(134,086,039)	(430,416,544)	(564,502,583)
Dollars	4,563,273	944,503	5,507,776	1,332,392	1,475,823	2,808,215
Borrowings from Other Financial Institutions and Unsub Negotiable Obligations	134,479,332	(8,400,651)	126,078,681	4,823,866	(4,197,428)	626,438
Pesos	120,807,632	(8,471,473)	112,336,159	4,130,145	(3,596,700)	533,445
Dollars	13,671,700	70,822	13,742,522	693,721	(600,728)	92,993
Subordinated Loans and Negotiable Obligations	—	—	—	—	—	—
Pesos	—	—	—	—	—	—
Dollars	—	—	—	—	—	—
Total Interest-Bearing Liabilities	231,140,193	(508,472,482)	(277,332,289)	(374,218,899)	(823,718,207)	(1,197,937,106)
Pesos	203,172,189	(510,919,418)	(307,747,229)	(377,108,386)	(825,040,068)	(1,202,148,454)
Dollars	27,968,004	2,446,936	30,414,940	2,889,487	1,321,861	4,211,348
Low and Non-Interest Bearing Deposits
Savings Accounts	2,336,943	4,213,401	6,550,344	(2,768,034)	2,754,697	(13,337)
Pesos	1,555,758	2,987,378	4,543,136	(2,781,829)	2,750,009	(31,820)
Dollars	781,185	1,226,023	2,007,208	13,795	4,688	18,483

Interest-earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year ended December 31,
	2025	2024	2023

	(in thousands of Pesos, except percentages)
Average interest-earning assets(1)(2)
Pesos	3,984,849,575	3,454,885,659	4,154,017,185
Dollars	861,107,706	366,806,094	333,689,871
Total	4,845,957,281	3,821,691,753	4,487,707,056
Net interest earned
Pesos	844,942,357	1,254,217,437	1,086,912,388
Dollars	70,772,235	41,016,802	175,940,617
Total	915,714,592	1,295,234,239	1,262,853,005
Net Interest Margin
Pesos	21.2%	36.3%	26.2%
Dollars	8.2%	11.2%	52.7%
Weighted average yield(3)	18.9%	33.9%	28.1%
Yield Spread
Pesos	15.3%	22.1%	10.7%
Dollars	10.5%	12.0%	52.9%
Weighted interest spread(4)	18.9%	27.0%	17.1%
Gross Yield
Pesos	42.5%	69.6%	82.8%
Dollars	12.7%	12.9%	53.4%
(1)	Includes all loans, leasing agreements and investments (including public and private bonds and Central Bank notes) and other receivables from financial intermediation that earn interest.
(2)	These figures represent daily averages.
(3)	Takes into account the average interest earned on interest-earning assets and is weighted in accordance with the volume of each asset.
(4)	Takes into account the average interest earned on interest-earning assets, net of average interest paid on interest-bearing liabilities.

Investment Portfolio

We own, manage and trade a portfolio of securities issued by the Argentine government, the Central Bank, and other public sector and corporate issuers. The following table sets out our investments in Argentina and other governments and corporate securities, as of December 31, 2025 and 2024 by type and currency of denomination.

	12/31/2025	12/31/2024

	(in thousands of Pesos )
Debt Securities at fair value through profit or loss
LOCAL
Government securities
Letras tesoro vinc al U$S Vto.16/01/26	31,336,280	-
Letras tesoro vinc al U$S Vto.30/01/26	34,137,548	-
Letras tesoro Aj CER $ Vto.29/05/26	46,118,526	-
Letras tesoro Cap $ Vto.29/05/26	12,160,163	-
Bontes $ a Desc Aj CER Vto.15/12/26	14,140,619	5,033,798
Bono Nación $ Dual Vto 15/09/26	6,348,111	-
Títulos Discount Denominados $ 2033	5,830,823	212,368
Bono Tesoro Nac $ CER Vto 31/03/27	5,736,958	-
Bono Tesoro Nacional Cap $ Vto 30/04/27	9,942,140	-
Letras tesoro Cap $ Vto.17/04/26	6,148,691	-
Letras tesoro vinc al U$S Vto.16/01/26	385,946	-
Bontes $ a Desc Aj CER Vto.15/12/26	2,056	71,021
Bono Nación $ Dual Vto 15/09/26	4,623,624	12,662,250
Bono Tesoro Nacional Cap $ Vto 30/04/27	3,010,939	25,160,896
BONO REP ARG AJ CER V30/06/26 $ CG	3,470,489	2,125,081
Bono del Tesoro Boncer Vto 31/03/26	2,327,647	4,194,331
BONO PCIA BS AS REGS NEW U$S 2037	197	-
BONO REP ARG AJ CER V30/06/27	1,769	-
BONO NACION TASA DUAL16/03/26 $	789,601	-
BONO NACION TASA DUAL 30/06/26 $	636,054	-
BONO NACION TASA DUAL15/12/26 $ CG	94,358	-
BONO TESORO NAC CAP V.15/01/27	727	-
LETRAS DEL TESORO NACIONAL CAPITALIZABLES EN PESOSVto 16/01/2026	25,308	-
Letra Tesoro Nacional Capitalizable 30/04/26 $	7,038,000	-
Letras Del Tesoro Cap $ V 30/10/2026	6,351,531	-
Letra Tesoro Nacional Capitalizable 27/02/26	206	-
BONO TESORO NACIONAL CAPITALIZABLE 31/05/27	4,911,218	-
Letra Tesoro Nacional Capitalizable 30/11/26 $	1,503,458	-
GLOBAL REP. ARGENTINA USD STEP UP 2041	41,703	39,028

Others	15,789,071	255,673,954

Securities issued by the Central Bank
Bopreal S.1 B Vto.31/10/27 U$S	-	596,988
Bopreal S.1 A Vto.31/10/27 U$S	-	342,932
Bopreal S.1 D Vto.31/10/27 U$S	-	123,152
Bopreal S.3 Vto.31/05/26 U$S	-	133,829
Bopreal S.1 C Vto.31/10/27 U$S	-	37,837
Bopreal S.1 C Vto.31/10/27 U$S	-	122,980
BOPREAL S.3 VTO31/05/26 U$S	103	-

Corporate Securities
VDFF Individual Milaires UVA Vto 26/12/28	3,708,598	4,638,778
On Cia Gen.Comb U$S V28/02/26	722,157	630,451
On Capex CL.6 U$S Vto.07/09/26	693,500	-
On Pyme Sion CL13 Vto18/01/27 UVA	575,609	509,929
On P Argensun U$S Vto.14/12/26	370,809	479,306
On Petro. Aconcagua 18 $ Vto.25/08/30	344,450	-
On Capex Cl.7 U$S Vto 07/09/27	335,949	290,272
On Petro Aconcagua 20 $ Vto.25/08/32	208,859	-
On Luz Tres Picos 4 U$S 29/09/26	201,550	173,796
On Cresud Cl 40 U$S Vto 21/12/26	91,747	-
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	512	756
ON LOMA NEGRA Vto. 11/03/2026	24	26
ON LOMA NEGRA Vto. 21/12/2025	-	771
On Gemsa Cl 30 Uva Vt 08/03/2027	212,650	1,575,819
ON GEMSA XXVII UVA	189,813	-
ON TELECOM CL. 15 DLK 0% 02/06/26	704,775	-
Others	18,241,635	31,579,899

Total debt securities	249,506,501	346,410,248

	12/31/2025	12/31/2024
OTHER DEBT SECURITIES
Measure at fair value through changes in Other Comprehensive Income
LOCAL
Government securities
TD Mun. Cordoba $ Vto 13/02/27	497,750	-
TD P Muni Cba Gar 2024 S.1 $ Vto 09/09/26	219,454	282,579
Bono Rep. Argentina Usd Step Up 2030	11,958	28,957,171
LT Fiscal de Liquidez $ Vto 17/07/25	-	118,641,674
Bono Tesoro Nac $ Cap Vto 17/10/2025	-	142,256

Corporate Securities
On Msu SAS15 U$S Vto 16/04/29	7,005,200	-
On YPF Cl 39 U$S Vto 22/07/30	6,507,316	-
On Msu Green Energy Cl.3 U$S Vto.20/12/28	6,377,651	6,778,606
On Edemsa CL.1 UVA Vto.06/05/26	6,094,438	5,381,082
On Petro Aconcagua 21 U$S Vto 25/08/32	4,444,580	-
On Oiltanking Ebytem Vto 01/11/28 U$S	4,422,033	4,107,835
Vdff Mercado Crédito 42 $ Vto 15/09/26	4,334,502	-
On Cresud S31 Vto 15/11/28 U$S	4,234,347	4,106,684
Vdff Mercado Crédito 41 $ Vto 15/08/26	3,973,188	-
Vdff Mercado Crédito 38 $ Vto 15/06/26	3,025,200	-
On Gemsa Cl 30 Uva Vt 08/03/2027	957,126	-
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	360,100	-
Otros	42,852,588	105,419,883
On Edemsa Cl.7 18/12/26 $	758,394	-
ON CA River plate	386,153	-
On Tarjeta Naranja Cl.66 S.1 30/11/2026 $	1,031,627	-
ON RIZOBACTER S.10 CL.B V28/11	65,291	-
On Edemsa Cl.5 V12/05/26 $ Cg	1,050,949	-

	12/31/2025		12/31/2024
Measure at amortized cost
LOCAL
Government securities
Bontes $ a Desc Aj CER Vto.15/12/26	174,816,376		183,430,837
Letras tesoro tamar Cap $ Vto.16/01/26	152,844,528		-
Letras tesoro Cap $ TAMAR Vto.30/04/26	156,417,746		-
Letras tesoro Aj CER $ Vto.29/05/26	77,991,825		-
Bono Nación $ Dual Vto 15/09/26	36,858,945		-
Bono Nación $ Dual Vto 15/12/26	22,260,355		-
Bono Nación $ Dual Vto 16/03/26	22,252,914		-
Bono Rep Arg Aj CER $ Vto.30/06/28	7,339,174		13,845,499
Bono Rep. Arg. $ Vto.23/05/27	6,486,951		12,989,461
Bono Tesoro Nac $ CER Vto 31/03/27	9,715,979		1,496,430
Bontes $ a Desc Aj CER Vto.15/12/27	6,158,565		-
Bono Nación $ Dual Vto 30/06/26	9,813,547		-
BONO DEL TESORO NACIONAL EN PESOS CERO CUPÓN AJ CER VTO 30/10/2026	1,073,341		373,952
BONO DEL TESORO NACIONAL $ CERO CUPÓN CON AJ CER VTO 31/03/2026	1,399,622		8,417,266
BONO DEL TESORO NACIONAL CAP EN PESOS VTO 13/02/2026	611,628		599,977
BONO REP ARG AJ CER V30/06/26 $ CG	675,547		-
Others	16,799,742		572,798,561

Securities issued by the Central Bank
Bopreal S.1 C Vto.31/10/27 U$S	1,255,473		-
Bopreal S.1 B Vto.31/10/27 U$S	127,389		-
Bopreal S.1 D Vto.31/10/27 U$S	42,170		-

Corporate Securities
Pagaré U$S Mat.05/13/25	1,089,923		-
Pagaré U$S Mat.10/18/24	266,243		350,239
FF Red Surcos XXXIII	-		666,197
Pagaré U$S Mat. 04/24/25	-		300,923
ON Msu CL 6 U$S Mat.11/02/24	-		267,162

Total other debt securities	804,907,828		1,069,354,274
Investments in equity instruments
Measured at fair value through profit and loss
LOCAL
A3 Mercados S.A.	4,294,797		-
Cedear SPDR Dow Jones Ind	3,606		3,261
Cedear SPDR S&P	3,448		3,041
Cedear Financial Select Sector	3,278		2,940
Cedear Ishares MSCI Brasil	1,145		830
Aluar SA	-		4,129
Ternium Arg S.A.Ords."A"1 Voto Esc	-		29,856
Holcim Arg	-		14,273
Acciones Banco Galicia	-		10,548

Measured at fair value through changes in Other Comprehensive Income
LOCAL
Others	1,399,669	(1)	866,079

Total investments in equity instruments	5,705,943		934,957
Total	1,060,120,272		1,416,699,479
(1)	Includes an equity investment in Modo of Ps.99,170 thousand. The Bank owns 2.2651% of the shares of Modo, which is a company fully owned by most banks operating in Argentina. Modo is a standalone app or it can be embedded in the banking apps and is a strong player in the digital payment segment.

The following table sets out the weighted average yield for each range of maturities, to debt securities that are not held at fair value:

Grupo Supervielle S.A.
As of December 31, 2025
After 5
		After 1 year	year
Debt securities that are not held at	Within 1	through	through	After 10
fair value	year	5 years	10 years	years	Total
Weighted average yield	10.2%	14.9%	—	—	10.5%

The weighted average yield was calculated as the sum of each bond’s returns divided by the sum of each bond’s average holding considering their remaining maturity.

The following table sets out the aggregate book value of securities from a single issuer that exceeds 10% of Grupo Supervielle Shareholder’s equity:

		%Shareholder´s
Single Issuer	12/31/2025	Equity

	(in thousands of Pesos except percentages)
Argentine government(1)	927,149,708	94.10%
Central Bank	1,425,135	0.14%
	928,574,843

(1)    Includes Ps.610.1 billion of Treasury Bonds considered in the minimum reserve requirements.

Loans and other Financing

Our loan and other financing portfolio are included in Note 25 to our audited consolidated financial statements. Loans and The Other Financing of our audited consolidated financial statements.

Maturity Composition of the Loan and Other Financing

The following table analyzes our loan and other financing as of December 31, 2025 by type and by the time remaining to maturity. Loans and other financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Maturing as of December 31, 2025
		After 1	After 5
		year	year
	Within 1	through	through	After 15
	year	5 years	15 years	years	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	8,604,827	130,615	—	—	8,735,442
To the financial sector	322,300,302	10,185,436	—	—	332,485,738
To the non-financial private sector and foreign residents:
Overdrafts	379,551,140	—	—	—	379,551,140
Promissory notes	619,625,746	186,135,159	—	—	805,760,905
Mortgage loans	17,420	1,426,597	78,071,183	292,150,173	371,665,373
Automobile and other secured loans	64,134,194	217,381,228	190,030	—	281,705,452
Personal loans	108,906,187	367,130,179	15,240,791	247,403	491,524,560
Credit card loans	373,367,509	—	—	—	373,367,509
Foreign trade loans and U.S. dollar loans	653,467,289	106,500,464	5,398,528	—	765,366,281
Others	70,549,151	6,790,255	324,445	(363,180)	77,300,671
Receivables from financial leases	7,149,343	98,677,248	3,939,634	—	109,766,225
Total loans and other financing	2,607,673,108	994,357,181	103,164,611	292,034,396	3,997,229,296

Interest Rate Sensitivity

The following table analyzes the amount of our loan and other financing portfolio due after one year at fixed and variable interest rate. Loans and financings are stated before deduction of allowances for loan losses.

	Grupo Supervielle S.A.
	Amount due after one year at
	Fixed	Variable
	interest rate	interest rate	Total

	(in thousands of Pesos except percentages)
Loans and other financing

To the non-financial public sector	—	130,615	130,615
To the financial sector	10,185,436	—	10,185,436
To the non-financial private sector and foreign residents:
Overdrafts
Promissory notes	67,562,820	118,572,339	186,135,159
Mortgage loans	220,077,837	151,570,116	371,647,953
Automobile and other secured loans	149,875,195	67,696,063	217,571,258
Personal loans	382,146,936	471,437	382,618,373
Credit card loans	—	—	—
Foreign trade loans and U.S. dollar loans	111,898,992	—	111,898,992
Others	6,751,521	—	6,751,521
Receivables from financial leases	74,257,551	28,359,331	102,616,882
Total loans and other financing	1,022,756,288	366,799,901	1,389,556,189

Amounts Past Due Loans and Other Financing

The following table analyzes amounts past due in our loan and other financing portfolio, by type of loan and other financing as of the dates indicated. The past due loans listed in the table below include loans of the Bank.

	Grupo Supervielle S.A.
	Year ended December 31,
	2025	2024	2023

	(in thousands of Pesos except percentages)
Past Due
Loans and other Financing
To the non-financial private sector and foreign residents
Overdrafts	16,070,485	2,138,161	3,391,335
Promissory notes	32,776,940	2,015,552	2,123,206
Mortgage loans	3,166,717	709,683	2,230,705
Automobile and other secured loans	36,756,573	8,025,537	997,636
Personal loans	77,310,497	25,537,681	10,974,611
Credit card loans	43,313,732	12,446,514	11,966,162
Foreign trade loans	5,732,289	4,618,265	7,472,555
Other loans	12,551,288	8,122,640	9,319,650
Receivables from financial leases	3,773,019	1,335,583	1,508,990
Total Past Due Loans and other financing	231,451,540	64,949,616	49,984,850
Past Due Financings
With Preferred Guarantees	41,215,739	10,395,783	4,753,847
Without Guarantees	190,235,801	54,553,833	45,231,003
Total Past Due Financings	231,451,540	64,949,616	49,984,850

Analysis of the Allowance for Loan Losses

The analysis of the allowances for loan losses are included in Note 1.11 and Note 25 to our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

The following table analyses the ratio of allowances for loans losses to total loans:

	Grupo Supervielle S.A.
	Year ended December 31,
	2025	2024	2023

	(in thousands of Pesos except percentages)
Allowances for loan losses	231,751,070	64,949,614	49,984,847
Loans and other financing	3,997,229,296	2,919,660,541	1,432,051,505
Allowances as a percentage of Loans	5.80%	2.22%	3.49%

The following table analyzes the ratio of net charge-offs to average loans, disclosed by loan category.

	Grupo Supervielle S.A.
	As of December 31,
	2025			2024			2023
		Write-offs	Net Charge-		Write-offs	Net Charge-		Write-offs	Net Charge-
		and	offs/average		and	offs/average		and	offs/average
	Average	reversals	loans	Average	reversals	loans	Average	reversals	loans

	(in thousands of Pesos except percentages)
Loans:
Promissory notes	321,943,237	(330,688)	(0.10)%	242,400,094	(86,195)	(0.04)%	253,985,762	(133,452)	(0.05)%
Unsecured corporate loans	449,052,241	(11,161,958)	(2.49)%	338,308,069	(3,175,286)	(0.94)%	357,242,133	(7,222,702)	(2.02)%
Overdrafts	207,709,155	(1,659,013)	(0.80)%	191,962,908	(324,848)	(0.17)%	135,717,706	(613,196)	(0.45)%
Mortgage loans	363,050,668	—	—%	223,750,157	(1,377,901)	(0.62)%	201,056,953	(2,102,204)	(1.05)%
Automobile and other secured loans	278,589,049	(6,014,894)	(2.16)%	131,251,133	(421,544)	(0.32)%	58,980,537	(2,326,137)	(3.94)%
Personal loans	475,283,905	(20,599,896)	(4.33)%	210,694,463	(5,375,841)	(2.55)%	229,578,418	(17,831,775)	(7.77)%
Credit card loans	358,909,834	(15,545,343)	(4.33)%	230,878,989	(5,343,145)	(2.31)%	299,249,966	(14,483,605)	(4.84)%
Foreign Trade Loans	588,776,511	—	—%	248,070,964	—	—%	112,668,339	—	—%
Loans to the Financial Sector	55,332,693	—	—	11,769,388	—	—	6,942,078	—	—
Receivables from financial leases	97,846,493	(47,245)	(0.05)%	91,823,284	(111,468)	(0.12)%	81,407,109	(71,735)	(0.09)%
Total	3,196,493,786	(55,359,037)	(1.73)%	1,920,909,449	(16,216,228)	(0.84)%	1,736,829,001	(44,784,806)	(2.58)%

Allocation of the Allowance for Loan Losses and Other Financing

The allocation of allowances for loan and other financing losses by category of loans are included in Note 1.11 and Note 25 to our audited consolidated financial statements. See “Item 5.E. Critical Accounting Estimates—Allowances for Loan Losses.”

Loans and Other Financing Portfolio by Economic Activity

The table below analyzes our loan and other financing portfolio according to the borrower’s main economic activity as of December 31, 2025, 2024 and 2023.

	Grupo Supervielle S.A.
	As of December 31,
	2025		2024		2023
		% of		% of		% of
	Loan	Loan	Loan	Loan	Loan	Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

	(in thousands of Pesos, except percentages)
Oils and oilseeds	5,050,240	—%	7,948,531	0.3%	4,774,670	0.3%
Agriculture, crops and fruit	252,910,733	6.3%	153,503,355	5.3%	93,520,557	6.5%
Manufactured foodstuff, cattle beef	142,777,636	3.6%	90,694,013	3.1%	51,385,528	3.6%
Household items, sales / Trading	14,005,521	0.4%	5,888,070	0.2%	2,074,783	0.1%
Automotive vehicles and car parts	66,424,108	1.7%	44,121,850	1.5%	45,090,540	3.1%
Sugar	16,139,387	0.4%	13,801,249	0.5%	16,585,057	1.2%
Foreign and local banks	128,292	—%	423,457	—%	615,967	—%
Alcoholic beverages	482,517	0.0%	15,781,227	0.5%	2,647,028	0.2%
Civil construction	45,136,247	1.1%	36,767,202	1.3%	18,568,183	1.3%
Road works and specialized construction	115,715,746	2.9%	75,487,383	2.6%	52,627,197	3.7%
Cooperatives and small financial institutions	463,494,529	11.6%	168,731,754	5.8%	63,637,055	4.4%
Private and public mail services	1,663,430	—%	1,704,686	—%	186,403	—%
Cattle raising	66,789,862	1.7%	47,526,491	1.6%	32,253,818	2.3%
Leather	1,165,339	0.0%	1,142,929	—%	909,258	0.1%
Electricity and gas distribution	59,894,618	1.5%	51,731,459	1.8%	39,737,408	2.8%
Home appliances, audio and video devices, production and importation	31,615,918	0.8%	11,003,883	0.4%	10,877,617	0.8%
Hydrocarbon extraction and production	36,282,155	0.9%	34,447,871	1.2%	4,550,127	0.3%
Families and individuals(1)	1,579,007,678	39.5%	1,411,411,904	48.3%	578,335,665	40.4%
Hypermarkets and supermarkets	8,193,086	0.2%	9,089,525	0.3%	11,198,120	0.8%
Machines and tools – Production, sale and/or lease	100,155,152	2.5%	42,045,285	1.4%	18,845,627	1.3%
Motorcycles, parts and accessories	3,349,216	0.1%	107,375	—%	2,616,500	—%
Paper and cardboard	20,859,713	0.5%	14,952,787	0.5%	5,620,814	0.4%
Plastic - Manufactures	26,147,282	0.7%	15,895,781	0.5%	7,236,341	0.5%
Metal products	20,033,026	0.5%	44,115,165	1.5%	10,079,957	0.7%
Pharmaceutical products and laboratories	41,340,891	1.0%	18,368,392	0.6%	13,625,732	1.0%
Chemical products	73,804,287	1.8%	53,481,606	1.8%	17,136,057	1.2%
Waste collection and recycling	24,199,046	0.6%	29,939,682	1.0%	29,463,448	2.1%
Corporate services	46,302,696	1.2%	20,327,001	0.7%	28,355,260	2.0%
Health services	38,238,531	1.0%	22,747,976	0.8%	17,940,815	1.3%
Mineral extraction and production	79,301,178	2.0%	106,034,676	3.6%	24,026,264	1.7%
Telecommunications	50,587,282	1.3%	5,671,667	0.2%	7,688,400	0.5%
Textile industry	89,230,601	2.2%	79,303,320	2.7%	56,179,725	3.9%
Cargo transportation	121,112,734	3.0%	79,989,793	2.7%	32,120,060	2.2%
Wine industry	116,691,344	2.9%	80,499,145	2.8%	66,974,225	4.7%
Real estate agencies	2,710,233	0.1%	2,083,782	0.1%	3,260,302	0.2%
Other(2)	236,289,042	5.9%	122,890,269	4.2%	61,306,998	4.3%
Total	3,997,229,296	100.0%	2,919,660,541	100.0%	1,432,051,506	100.0%

(1)Loans for personal consumption.

(2)Includes all other industries. None of such industries exceeds 1% of the total loan and other financing portfolio.

Composition of Deposits

The following table sets out the composition of each category of deposits by currency of denomination that exceeded 10% of average total deposits at December 31, 2025, 2024 and 2023.

	Grupo Supervielle S.A.
	As of December 31,
	2025		2024		2023
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by local depositors
Non-interest-bearing current accounts
Average
Pesos	476,461,683	—%	385,613,823	—%	394,438,295	—%
Dollars	15,337,530	—%	21,377,166	—%	18,457,278	—%
Total	491,799,213	—%	406,990,989	—%	412,895,573	—%

	Grupo Supervielle S.A.
	As of December 31,
	2025		2024		2023
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos except percentages)
Savings accounts
Average
Pesos	352,115,651	2.9%	297,297,494	1.8%	329,524,461	1.9%
Dollars	401,887,837	—%	250,570,339	0%	146,080,383	0%
Total	754,003,488	1.6%	547,867,833	1.0%	475,604,844	1.3%
Special checking accounts
Average
Pesos	1,248,435,607	24.1%	1,067,873,381	47.6%	988,620,547	109.7%
Dollars	659,072,104	1.3%	315,705,313	1.0%	136,551,986	0.3%
Total	1,907,507,711	16.2%	1,383,578,694	37.0%	1,125,172,533	96.5%
Time deposits
Average
Pesos	1,141,312,246	35.7%	1,033,244,396	59.9%	1,059,496,212	118.8%
Dollars	420,982,773	3.01%	97,204,878	1.53%	29,971,644	0.60%
Total	1,562,295,019	26.9%	1,130,449,274	54.9%	1,089,467,856	115.5%

	Grupo Supervielle S.A.
	As of December 31,
	2025		2024		2023
		Average		Average		Average
	Average	nominal	Average	nominal	Average	nominal
	balance	rate	balance	rate	balance	rate

	(in thousands of Pesos, except percentages)
Deposits in domestic bank offices by foreign depositors
Non-interest-bearing current accounts
Average
Pesos	228		4		—
Dollars	—		—		—
Total	228		4		—
Savings accounts
Average
Pesos	19,757		22,708		27,340
Dollars	105,624		64,071		45,101
Total	125,381		86,779		72,441
Time deposits
Average
Pesos	10,727		18,393		31,878
Dollars	9,928		2,088		—
Total	20,655		20,481		31,878

	2025	2024	2023

	(in thousands of Pesos)
Uninsured deposits	4,015,635,379	3,188,182,241	3,580,490,594

Maturity of Deposits

The following table sets forth information regarding the maturity of our time deposits exceeding the SEDESA insurance limit at December 31, 2025.

Grupo Supervielle S.A.
As of December 31,
2025
(in thousands of Pesos)
Time Deposits
3 months or less;	1,288,695,652
Over 3 months through 6 months;	49,692,554
Over 6 months through 12 months;	52,479,430
Over 12 months	4,195,513
Total Time Deposits(1)	1,395,063,149

(1)Only principal. Excludes the CER and UVA adjustment.

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency was set at Ps.1,000,000 as from March 1, 2019 and increased to Ps.1,500,000 as of May 1, 2020. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000. Pursuant to Communication “A” 7985, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.25,000,000 effective April 1, 2024. Pursuant to Communication "A" 8407, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.50,000,000 effective April 1, 2026.

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

Short-term Borrowings

The table below shows our short-term borrowings as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2025		2024		2023
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate

	(in thousands of Pesos, except percentages)
International banks and Institutions:
Total amount outstanding at the end of the reported period	371,944,377	6.7%	23,043,360	6.4%	732,767	10.8%
Average during period	114,148,309	1.6%	16,690,451	9.1%	7,546,553	18.8%
Maximum monthly average	380,227,657		39,588,646		13,997,473
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	109,151,786	45.4%	28,533,446	43.8%	7,281,777	42.3%
Average during period	53,085,164	38.1%	7,076,400	58.3%	8,541,671	65.2%
Maximum monthly average	119,611,688		21,340,616		9,614,764
Other(1)
Total amount outstanding at the end of the reported period	228,989,181	—%	232,662,483	—%	192,247,918	—%
Average during year	187,307,179	—%	146,623,264	—%	99,623,578	—%
Maximum monthly average	225,883,832		214,986,430		167,523,860
Unsubordinated Corporate Bonds
Total amount outstanding at the end of the reported period	170,810,132	18.2%	65,446,444	—%	—	—%
Average during year	231,988,788	23.4%	17,824,748	34.0%	122,251	72.6%
Maximum monthly average	349,911,358		66,326,354		1,467,012

(1)Includes mainly collections and other transactions on behalf of third parties, miscellaneous (payment orders abroad) and social security payment orders pending settlement.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	2023

	(in thousands of Pesos, except percentages)
Net Income for the year attributable to owners of the parent company	(37,571,322)	137,459,742	147,861,490
Average total assets(1)	6,941,579,715	5,316,043,832	5,875,696,924
Average shareholders’ equity	1,046,469,095	879,081,009	863,814,739
Shareholders’ equity at the end of the period attributable to owners of the parent company	985,313,918	1,049,410,954	977,928,230
Net income as a percentage of:
Average total assets	(0.5)%	2.6%	2.5%
Average shareholders’ equity	(3.6)%	15.6%	17.1%
Declared cash dividends (2)	—	32,881,326	36,784,395
Dividend payout ratio(3)	—%	23.9%	24.9%
Average shareholders’ equity as a percentage of average total assets	15.1%	16.5%	14.7%
(1)	Calculated on a daily basis.
(2)	No cash dividends were recommended to pay for the year ended December 31, 2025.
(3)

Calculated by dividing dividend paid in the year by net income for the year attributable to owners of the parent company under IFRS. As mentioned in Note 24 to our audited consolidated financial statements, dividends are paid based on distributable retained earnings calculated in accordance with the rules of the Argentine Central Bank.

Minimum Capital Requirements

Our main subsidiary, the Bank, is required to satisfy minimum capital requirements. The following table sets forth the Bank consolidated minimum capital requirements set by the Superintendency as of the dates indicated.

As stated above under “Presentation of Financial and Other Information,” we have prepared our audited consolidated financial statements for 2025, 2024 and 2023 under IFRS. Minimum capital requirements have been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,
	2025	2024 (3)	2023 (3) (4)

	(in thousands of Pesos, except percentages)
Calculation of excess capital:
Allocated to assets at risk	304,501,175	240,732,301	148,742,119
Allocated to Bank premises and equipment, intangible assets and equity investment assets	27,913,213	31,208,043	30,532,024
Market risk	16,852,852	22,794,035	8,529,904
Public sector and securities in investment account	928,905	703,052	779,764
Operational Risk	45,771,893	97,959,978	67,124,101
Required minimum capital under Central Bank regulations	395,968,038	393,397,409	255,707,912
Basic net worth	1,103,547,123	1,084,581,259	963,815,112
Complementary net worth	—	—	—
Deductions	(358,337,148)	(307,588,949)	(292,328,570)
Total capital under Central Bank regulations	745,209,975	776,992,310	671,486,542
Excess capital	349,241,937	383,594,901	415,778,630
Credit Risk Weighted Assets (1)	4,026,186,872	3,364,520,068	2,200,613,815
Risk Weighted Assets (1)	4,828,237,638	4,818,204,223	3,130,795,301
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	18.5%	23.1%	30.5%
Regulatory capital/risk weighted assets	15.4%	16.1%	21.4%
Average shareholders’ equity as a percentage of average total assets	12.8%	17.8%	14.5%
Total liabilities as a multiple of total shareholders’ equity	8.7x	5.4x	6.3x
Cash as a percentage of total deposits	28.9%	20.2%	14.4%
Liquid assets as a percentage of total deposits(2)	48.2%	55.6%	83.1%
Common Equity Tier 1 Capital (CET1) / Risk weighted assets	15.4%	16.1%	21.4%
(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.

(2)	Liquid assets include cash, government securities, government securities in guarantee, securities issued by the Central Bank, repo transactions with the Central Bank and call operations.
(3)	Values adjusted for inflation.
(4)	Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes.

As of December 31, 2025, the Bank’s total capital ratio was 15.4%, compared to 16.1% as of December 31, 2024, and the Bank’s common equity Tier 1 ratio was 15.4%, compared to 16.1% as of December 31, 2024.  On June 28, 2019, the Central Bank issued a ruling, effective January 1, 2020, requiring Group “A” financial institutions controlled by non-financial institutions (such as the Company and the Bank) to comply with Minimum Capital requirements, Major Exposure to Credit Risk regulations, Liquidity Coverage Ratio and Net Stable Funding Ratio.  These requirements apply on a consolidated basis, including the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries). On March 21, 2024, the Central Bank introduced Communication “A” 7982, requiring financial institutions to submit monthly consolidated reports starting April 2024, covering the non-financial holding and all its subsidiaries (excluding insurance companies).

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

“Financial Reporting in Hyperinflationary Economies” (IAS 29) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information in financial statements. Our audited consolidated financial statements are stated in the measurement unit current as of December 31, 2025.

Our segment disclosure for the years ended December 31, 2025, 2024 and 2023 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

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

In 2025, we operated our business through the following segments:

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

The Group has applied for the first time for their annual reporting period commencing on January 1, 2025 amendments to IAS 21 (Lack of Interchangeability), which establish a two-step approach to assess whether a currency can be exchanged for another currency and, when such exchange is not possible, they establish the approach to determine the exchange rate to be applied and the information to be disclosed. These amendments had no significant impact on the Group’s consolidated financial statements and will be effective for the years starting on January 1, 2025.

During 2025, we implemented changes to our internal capital allocation methodology, effective as of January 1, 2025. As a result of these changes, the concepts that were previously allocated among our different segments according to their capital usage percentage, such as capital results and inflation adjustment. See Note 3 to our audited consolidated financial statements. These changes had an impact on the results of our Personal and Business Banking, Corporate Banking, and Treasury segments for the years ended December 31, 2024 and 2023. See “–Results by Segments–Results by Segments for the Years Ended December 31, 2024 and 2023.”

Overview

We operate in a complex economic context both domestically and internationally. In 2025, according to the IMF, the global economy grew by approximately 3.3%, in line with the growth recorded in 2024. This period was characterized by heightened global volatility, driven by trade tensions and geopolitical developments, as well as a cautious monetary policy stance by major central banks. According to data published by the INDEC, Argentina’s GDP grew by 4.4% in 2025. A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities. In 2024, Argentina’s GDP decreased by 1.7% mainly due to a contraction in construction activities, manufacturing industry, and wholesale and retail trade. In 2023, Argentina’s GDP decreased by 1.6% mainly due to the severe drought that affected agricultural production.

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

On March 11, 2025, the Argentine government issued the Emergency Decree No. 179/2025 which approved certain public credit transactions that are provided in the IMF Agreement.

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

Additionally, in September 2025, the Argentine government and the U.S. Treasury announced a framework for a bilateral currency swap line of up to approximately U.S.$20 billion, under which Argentina’s Central Bank may draw U.S. Dollars in exchange for Pesos. The agreement aims to support Argentina’s macroeconomic stability, with a particular focus on preserving price stability and promoting sustainable economic growth. The agreement sets forth the terms and conditions for bilateral currency swap operations between the parties, which are expected to expand the Central Bank’s monetary and exchange policy toolkit and strengthen the liquidity of its international reserves. As of the date of this annual report, the Argentine government has been disbursed approximately U.S.$2.5 billion under this swap line, which was fully repaid by the Argentine government on January 9, 2026. See “Risk Factors–Risks Relating to Argentina–The Argentine government’s ability to obtain financing from the international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.”

The Argentine Economy

Beginning in December 2001 and for most of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill and deeply affected its financial sector. Between 2004 and 2009, the Argentine economy and the financial sector recovered considerably. Since 2009, the Argentine economy has shown increased volatility in most of the years. Macroeconomic conditions in 2020 were mainly marked by the health crisis that had a strong impact on activity levels, while in 2021 and 2022 economic activity started to recover. However, in 2023 the economic activity decreased due to the impact of the droughts which took place in Argentina in 2023. According to data published by the INDEC, Argentina’s GDP increased by 4.4% in 2025 compared to 2024. A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities. In 2024, Argentina’s GDP decreased by 1.7%, mainly as a result of a decrease in construction activities by 17.7%, which were negatively impacted by the slowdown in public works, a decrease in manufacturing industry activities by 9.2% and a decrease in wholesale and retail trade and repairs by 7.3%. During 2025, the macroeconomic environment in Argentina was influenced by monetary policy measures taken by the Central Bank associated with the pre-electoral period in Argentina, which triggered financial volatility and exchange rate pressure. The Argentine government focused on containing inflation and stabilizing exchange rates and the Central Bank adopted contractionary monetary policies that adversely impacted the financial system and the profitability of the Argentine banking sector. These policies included increases in reserve requirements with effective ratios exceeding 50% of peso deposits, including over 35% held in cash, and a shift in the compliance methodology from a monthly average to a daily basis. Additionally, nominal and real interest rates remained high and deposit rates increased, while loan repricing decreased due to the longer duration of loans, thereby compressing financial margins. Elevated interest rates also limited private-sector credit expansion and impacted economic activity and asset quality. From the fourth quarter of 2025 onwards, following the mid‑term elections in Argentina, financial conditions gradually stabilized, with lower interest rates and improved access to financing.

According to data published by the INDEC, Argentina’s monthly economic indicator

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2023	2024	2025
GDP real growth (%)	(1.6)	(1.7)	4.4
Primary fiscal balance (excludes interest) (as a % of GDP) (2)	(2.7)	0.3	0.2
Total public debt (as a % of GDP) (3)	155.7	82.6	78.2
Trade balance (in million U.S.$)	(6,838)	18,928	11,286
Total deposits (as a % of GDP)(1)	22.2	19.3	21.1
Loans to the private sector (as a % of GDP)(1)	8.0	10.7	14.8
Unemployment rate-end year- (%)	5.7	6.4	7.5
Inflation in consumer prices –Dec./Dec. - CPI INDEC (%)	211.4	117.8	31.5
Average nominal exchange rate (in Ps.Per U.S.$)	295.62	916.25	1,244.26

Source: INDEC, Central Bank and City of Buenos Aires

(1)

Company estimates based on Central Bank information. Total deposits (as a % of GDP) is calculated as private sector deposits as of December 31, 2025 and Loans to the private sector (as a % of GDP) is calculated as taking into consideration total loans as of December 31, 2025 to GDP.

(2)	Company estimates based on information published by the Argentine Ministry of Economy.
(3)	Information published by the Argentine Ministry of Economy as of September 30, 2025.

Through Communications “A” 8281 and “A” 8289 issued on July 17 and July 31, 2025, respectively, the Central Bank raised the reserve requirements by 20 percentage points on demand deposits and time deposits with early withdrawal options, deposits from mutual funds and repo transactions. Through Communication “A” 8306 issued on August 29, 2025, the Central Bank further increased the reserve requirements by 3.5 percentage points on all peso-denominated liabilities and allowed banks to meet part of their reserve requirement by holding qualifying government securities instead of cash deposits at the Central Bank. These regulations increased the share of immobilized liquidity in the Argentine banking system and reduced the availability of lendable funds in the Argentine banking sector. On November 1, 2025, through Communication “A” 8350, the Central Bank established that minimum cash reserve requirements must be calculated based on the monthly average, while ensuring a daily minimum integration of 95%.  On November 20, 2025, through Communication “A” 8355, the Central Bank eliminated, effective December 1, 2025, the additional 3.5-percentage-point reserve requirement applied to demand deposits and certain money-market-related accounts which was ruled on August 29 and effective since September 1, while increasing the portion that may be integrated with qualifying government securities by the same amount. The daily minimum integration requirement will also be reduced from 95% to 75%. As a result, minimum reserve requirements on Savings and Checking accounts were reduced to 50.0%, of which 31.5% must be met in cash and 18.5% with government securities, while reserve requirements on Special Checking Accounts from Mutual Funds were reduced to 45.5%, with 36.5% to be met in cash and 8.5% with government securities. Separately, the Central Bank extended until March 31, 2026 the additional 5-percentage-point reserve requirement originally established by Communication “A” 8302 for Group A banks -including Banco Supervielle- and G-SIB subsidiaries, while maintaining broader flexibility for integration with eligible government securities.

In addition, the agreement between Argentina and the U.S. Treasury, which provides for financial assistance and foreign exchange support, helped stabilize the market expectations and supported relative exchange rate stability toward the end of the third quarter of 2025.

On October 26, 2025, national mid-term legislative elections were held. The purpose of the mid-term elections was to renew 127 of the 257 seats in the Chamber of Deputies, the lower house of the Argentine Congress, and 24 of the 72 seats in the Senate, the upper house. La Libertad Avanza obtained approximately 40.7% of the national votes for the Chamber of Deputies and approximately 42.0% for the Senate, while the main opposition party, Fuerza Patria, obtained approximately 31.7% of the national vote for the Chamber of Deputies and approximately 28.4% for the Senate. We believe that the new composition of the Argentine Congress is more conducive to the approval of key structural reforms, especially in the areas of labor and tax policies, and we expect it will allow the Argentine government to advance its legislative agenda with stronger political backing.

As a result of the measures adopted by the Argentine government, inflation in Argentina decreased from 25.5% in December 2023 to 2.7% in December 2024. According to the Market Expectations Survey published by the Central Bank, inflation was expected to be approximately 227% for 2024, however, it ended at 117.8% as a result of the strict discipline in public accounts that avoided the issuance of money to finance the fiscal deficit. During 2025, inflation decreased to 31.5%, mainly reflecting fiscal discipline, the slowdown in monetary issuance and the stabilization of expectations.

As of December 31, 2025, the unemployment rate in Argentina increased to 7.5% compared to 6.4% as of December 31, 2024, and 5.7% as of December 31, 2023. According to the INDEC, as of December 31, 2025, total salaries increased 38.2% compared to December 31, 2024. During 2025, the trade balance accumulated a surplus of U.S.$11,286 million, mainly as a result of a 9.3% increase in exports, which amounted to U.S.$87,077 million, and a 24.7% increase in imports, which amounted to U.S.$75,791 million, compared to a surplus of U.S.$18.928 million during 2024. During 2024, the trade balance accumulated a surplus of U.S.$18,928 million, compared to a deficit of U.S.$6,838 million in 2023, mainly as a result of a 19.0% increase in exports, reaching U.S.$79,703 million, and a 17.7% decrease in imports reaching U.S.$60,776 million.

As of December 31, 2025, gross international reserves recorded a gain of U.S.$41,167 million mainly due to the disbursements made by the IMF during 2025 under the agreement between Argentina and the IMF dated April 8, 2025.

Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI. According to the available public information based on data from the INDEC, CPI grew 94.8% in 2022, 211.4% in 2023, 117.8% in 2024, and 31.5% in 2025.

The Financial System

The financial system has been affected by the economic conditions in Argentina over the last several years. During 2025, economic activity showed a recovery following the contraction observed in the first half of the year. According to the INDEC, GDP grew by 4.4% in 2025, following a decline of 1.7% in 2024. A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities.

The solvency ratios of the financial system continued to be historically high. As of December 31, 2025, the regulatory capital adequacy ratio of the sector totaled 28.6% of the risk weighted assets (RWA), which represents a 253% excess adequacy that stipulated by applicable regulations.

Despite the increase in loans and deposits in real terms in 2024 and 2023, the deposit and loan to GDP ratio in the private financial system continues to be below the average of other countries in the region and the world.

The penetration both of deposits and loans continues being lower than the levels recorded before the 1999-2002 crisis. As of December 31, 2025, the deposit to GDP ratio was 21.1% and the loan to GDP ratio was 14.8% as compared to 19.3% and 10.7%, respectively, in December 2024. The total deposits from the private sector financial system increased by 13.2% in 2025 in real terms. As of December 31, 2025, deposits in Pesos recorded a 7.4% growth in real terms, and U.S. dollar deposits measured in U.S. dollar totaled U.S.$36,982 million, increasing 17.5% from 2024.

As of December 31, 2025, total private sector loans amounted to Ps.132,276 billion, which represents an increase of 36.7% compared to 2024. As of the same date, private sector loans in Pesos grew by 27.3% compared to 2024, reaching a credit to GDP ratio penetration of 14.8%.

The following table shows the 2016 to 2025 evolution of major financial statements items for the financial system (figures in nominal terms):

	December 31,
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	(in billons of Pesos)
Assets	2,646	3,469	5,532	6,738	10,902	16,763	32,077	97,401	209,480	303,018
Liabilities	2,348	3,068	4,921	5,830	9,210	14,049	26,256	75,071	158,364	236,671
Shareholders’ equity	297	401	611	908	1,692	2,713	5,821	22,330	51,116	66,348
Loans	1,165	1,737	2,365	2,883	3,775	5,352	8,953	22,690	76,217	138,714
Non-financial public sector	53	38	49	104	98	121	205	535	1,292	2,179
Financial sector	26	44	62	58	69	94	103	265	1,394	4,258
Non-financial private sector	1,086	1,655	2,254	2,721	3,608	5,137	8,645	21,890	73,531	132,277
Provisions	(28)	(46)	(87)	(159)	(219)	(259)	(368)	(1,190)	(1,959)	(7,058)
Deposits	1,969	2,446	4,085	4,839	8,050	12,345	23,266	62,796	136,766	197,940
Non-financial public sector	440	455.75	854.40	754	1,431	2,352	3,686	9,453	23,399	30,528
Non-financial private sector	1,511	1,969	3,163	4,004	6,522	9,823	19,049	51,578	111,295	165,704

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The table below shows the 2016 to 2025 evolution of the number of financial institutions in the financial system:

	December 31,
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Banks	63	62	63	63	64	64	63	63	61	60
Public banks	13	13	13	13	13	13	13	13	13	14
Private banks	50	49	50	50	51	51	50	50	48	46
Private argentine capital banks	33	33	34	34	35	35	35	35	35	34
Foreign capital domestic banks	10	9	9	9	9	10	9	9	7	6
Foreign financial institution branch banks	7	7	7	7	7	6	6	6	6	6
Financial companies	14	14	14	15	15	15	14	14	13	13
Credit unions	1	1	1	—	—	—	—	—	—	—
Total financial institutions	78	77	78	78	79	79	77	77	74	73

Source: Central Bank. Figures are expressed in original currency, not adjusted for inflation.

The following table shows the 2008 to 2025 evolution of some key performance indicators of the financial system:

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

Non-Performing Loans ratio	2.7	3.0	1.8	1.2	1.5	1.5	1.8	1.6	1.7	1.7	3.0	5.7	4.2	4.3	3.1	3.5	1.6	5.3
NPL Coverage Ratio	117.0	115.3	147.7	176.1	144.4	150.4	141.6	150.2	139.8	151.6	121.2	94.0	136.0	110.0	128.0	140.0	159.0	94.0
ROAA Private Banks	1.9	3.0	3.2	3.0	3.2	3.7	4.3	4.1	3.7	3.2	4.2	7.5	2.7	1.3	1.7	4.8	3.1	0.7
ROAA Financial System	1.6	2.3	2.8	2.7	2.9	3.4	4.1	4.1	3.6	2.7	4.1	5.4	2.4	1.1	2.0	5.3	4.0	1.0
ROAE Private Banks	15.2	22.9	24.5	25.6	26.4	29.1	32.1	31.2	29.4	26.6	35.6	60.3	16.6	7.6	9.1	23.4	12.7	3.6
ROAE Financial System	13.4	19.2	22.6	25.3	25.7	29.5	32.7	32.4	29.6	23.4	36.1	46.4	16.4	7.2	11.4	26.9	15.6	4.4

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

The following tables show market share of Argentine banks in terms of loans and deposits (calculated with balance at the end of the reporting period) as of December 31, 2025 according to the Central Bank:

Market Share of Loans	December 31, 2025
BANCO DE LA NACION ARGENTINA S.A.	19.2%
BANCO DE GALICIA Y BUENOS AIRES S.A.U.	13.7%
BANCO BBVA ARGENTINA S.A.	10.1%
BANCO SANTANDER ARGENTINA S.A.	9.3%
BANCO MACRO S.A.	8.1%
BANCO DE LA PROVINCIA DE BUENOS AIRES	6.9%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.U.	4.8%
BANCO PATAGONIA S.A.	3.0%
BANCO SUPERVIELLE S.A.	2.8%
BANCO DE LA CIUDAD DE BUENOS AIRES	2.3%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	2.2%
BANCO CREDICOOP COOPERATIVO LIMITADO	1.8%
NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	1.4%
BANCO COMAFI SOCIEDAD ANONIMA	1.1%
CITIBANK N.A.	1.0%

Market Share of Deposits	December 31, 2025
BANCO DE LA NACION ARGENTINA	22.8%
BANCO DE GALICIA Y BUENOS AIRES S.A.U.	12.9%
BANCO SANTANDER ARGENTINA S.A.	8.7%
BANCO BBVA ARGENTINA S.A.	8.7%
BANCO DE LA PROVINCIA DE BUENOS AIRES	6.9%
BANCO MACRO S.A.	6.9%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.U.	3.5%
BANCO DE LA CIUDAD DE BUENOS AIRES	3.4%
BANCO CREDICOOP COOPERATIVO LIMITADO	2.9%
BANCO PATAGONIA S.A.	2.9%
BANCO SUPERVIELLE S.A.	2.6%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	2.4%
NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	1.5%
CITIBANK N.A.	1.4%
BANCO COMAFI SOCIEDAD ANONIMA	1.3%

As of December 31, 2025, our market share of total deposits was 2.6%, while our market share of private‑sector deposits reached 3.0%, according to data published by the Central Bank.

With respect to the distribution network, as of December 31, 2025, the financial system had 4,131 branches, 7,157 self-service terminals and 18,329 ATMs, with coverage throughout Argentina.

Presentation of Financial Statements in Pesos and Inflation

During 2024 and 2025, the headline inflation index (measured through the CPI) increased by 117.8% and 31.5%, respectively, and core inflation (which excludes the effect of regulated and seasonal goods prices) increased by 105.5% and 33.1%, respectively.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—If the levels of inflation increase, the Argentine economy and our business and financial condition could be adversely affected.”

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Following this criteria, Argentine economy is considered hyperinflationary according to IAS 29 starting July 1, 2018. As a result, financial statements for the year ended on December 31, 2025 have been stated in terms of the measuring unit current at the consolidated financial statement date.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to the INDEC and the evolution of the reference stabilization coefficient (“CER,” per its Spanish acronym) index and UVA used to adjust the principal of certain of our assets and liabilities, for the periods indicated.Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by CPI and WPI.

	Year ended December 31,
	2025	2024	2023

	(in percentages)
Price Indices:(1)
WPI	26.2%	67.1%	276.4%
CPI	31.5%	117.8%	211.4%
Adjustment Index:
CER	31.30%	178.80%	151.62%
UVA(2)	31.30%	180.72%	150.05%

(1)Source: INDEC, Central Bank

(2)UVAs are inflation adjusted units introduced in September 2016.

Currency Composition of our Consolidated Financial Statements

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	2023

	(in thousands of Pesos)
Assets
In Pesos, unadjusted	5,319,919,945	4,265,181,616	4,879,650,260
In Pesos, adjusted by the CER	463,774,865	402,328,616	161,930,055
In Foreign Currency(1)	1,985,870,085	1,255,703,196	849,273,415
Total Assets	7,769,564,895	5,923,213,428	5,890,853,730
Liabilities and Shareholders’ Equity
In Pesos, unadjusted, including Shareholders’ Equity	5,532,227,846	4,611,786,785	5,130,069,092
In Pesos, Adjusted by the CER	11,604,214	78,753,822	17,408,138
In Foreign Currency(1)	2,225,732,835	1,232,672,821	743,376,500
Total Liabilities and Shareholders’ Equity	7,769,564,895	5,923,213,428	5,890,853,730
(1)

Converted into Pesos based on the reference exchange rates reported by the Central Bank for December 31, 2025 (U.S.$1.00 to Ps. 1,459.42), December 31, 2024 (U.S.$1.00 to Ps.1,032.50), December 31, 2023 (U.S.$1.00 to Ps.808.48).

Results of Operations for the Years Ended December 31, 2025 and 2024

We discuss below our results of operations for the year ended December 31, 2025 as compared with our results of operations for the year ended December 31, 2024.

We expressly state that our results of operations for the year ended December 31, 2024 as compared with our results of operations for the year ended December 31, 2023 are hereby incorporated by reference to “Item 5.A.  Operating Results” of the Form 20-F for the year ended December 31, 2024 filed by us with the SEC under the file number 001-37777, except for our results of operations by segments for the years ended December 31, 2024 and 2023, which are incorporated in this annual report under “–Results by Segments–Results by Segments for the Years Ended December 31, 2024 and 2023.”

Selected Ratios

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	2023

	(in thousands of Pesos, except percentages)
SELECTED RATIOS
Return (loss) on average equity (1)	(3.6)%	13.2%	16.8%
Return (loss) on average assets (2)	(0.5)%	2.6%	2.5%
Net Interest Margin (3)	17.4%	34.6%	31.5%
Net Fee Income Ratio (4)	22.6%	15.0%	14.5%
Efficiency Ratio (5)	65.6%	50.6%	54.7%
Cost/assets (6)	9.0%	12.9%	13.5%
Basic earnings per share (Ps.) (7)	(85.8)	312.6	334.0
Diluted earnings per share (Ps.)	N/A	N/A	N/A
Basic earnings (losses) per share (in US$) (8)	(0.1)	0.2	0.2
Diluted (losses) per share (in U.S.$.) (8)	N/A	N/A	N/A
Liquidity and Capital
Loans to Total Deposits (9)	78.1%	69.9%	32.3%
Total Equity / Total Assets	12.7%	17.7%	16.6%
Consolidated Capital / Risk weighted assets (10)	15.4%	16.1%	21.4%
Common Equity Tier 1 Capital (CET1)/ Risk weighted assets (10)	15.4%	16.1%	21.4%
LCR Pro forma(10)	119.0%	107.1%	112.6%
Risk Weighted Assets/Assets (10)	62.0%	80.8%	51.3%
Asset Quality
Non-performing loans as a percentage of Total Loans	5.0%	1.3%	1.2%
Allowances as a percentage of Total Loans	5.8%	2.2%	3.5%
Cost of risk (11)	6.5%	2.6%	5.9%
Cost of risk, net (12)	6.3%	2.4%	5.0%
Coverage Ratio(13)	118.1%	196.5%	291.6%
Other Data
Dividends paid to ordinary shares (Ps.thousands)	—	32,881	36,784
Dividends per common share (Ps.)	—	0.1	0.1
(1)	Attributable net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.
(2)	Attributable net Income divided by average assets, calculated on a daily basis and measured in local currency.
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
(7)

Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were 437,731,165 for the year ended December 31, 2025, 439,664,227 for the year ended December 31, 2024, 442,727,459 for the year ended December 31, 2023.

(8)	Peso amounts have been translated into U.S. dollars at the reference exchange rate reported by the Central Bank as of December 31, 2025 which was Ps. 1,459.42 to U.S.$1.00.
(9)	Loans and Leasing before allowances divided by total deposits.
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

Attributable Comprehensive Income and Attributable Net Income

	Grupo Supervielle S.A.
			Change
			December
	As of December 31,		31,
	2025	2024	2025/2024
	Ps.	Ps.	%

	(in thousands of Pesos, except percentages)
Consolidated Income Statement Data
Interest income	1,766,381,830	2,185,410,149	(19.2)%
Interest expenses	(947,126,579)	(1,168,170,898)	(18.9)%
Net interest income	819,255,251	1,017,239,251	(19.5)%
Net income from financial instruments at fair value through profit or loss	75,783,314	185,568,334	(59.2)%
Result from derecognition of assets measured at amortized cost	5,063,724	107,953,651	(95.3)%
Exchange rate difference on gold and foreign currency	(58,690,843)	12,197,355	(581.2)%
NIFFI and Exchange Rate Differences	22,156,195	305,719,340	(92.8)%
Net Financial Income	841,411,446	1,322,958,591	(36.4)%
Commissions income	267,528,507	257,445,771	3.9%
Commissions expense	(59,002,175)	(56,014,098)	5.3%
Income from insurance activities	36,484,311	32,880,268	11.0%
Net Service Fee Income	245,010,643	234,311,941	4.6%
Sub Total	1,086,422,089	1,557,270,532	(30.2)%
Other operating income	64,915,253	51,558,266	25.9%
Result from exposure to changes in the purchasing power of the currency	(142,717,560)	(402,396,322)	(64.5)%
Loan loss provisions	(267,444,919)	(78,288,899)	241.6%
Net Operating Revenue	741,174,863	1,128,143,577	(34.3)%
Personnel expenses	(327,252,742)	(385,865,340)	(15.2)%
Administration expenses	(221,807,455)	(229,325,163)	(3.3)%
Depreciations and impairment of premises and equipment	(73,412,284)	(69,173,761)	6.1%
Other operating expenses	(202,719,218)	(255,839,291)	(20.8)%
Operating income	(84,016,836)	187,940,022	(144.7)%
Results before taxes from continuing operations	(84,016,836)	187,940,022	(144.7)%
Income tax	46,346,613	(50,380,410)	(192.0)%
Net (loss) / income for the year	(37,670,223)	137,559,612	(127.4)%
Net (loss) / income for the year attributable to parent company	(37,571,322)	137,459,742	(127.3)%
Net (loss) / income for the year attributable to non-controlling interest	(98,901)	99,869	(199.0)%
Total Other Comprehensive (loss) / income	(1,983,029)	(16,167,401)	(87.7)%
Other comprehensive (loss) / income attributable to parent company	(1,977,334)	(16,147,122)	(87.8)%
Other comprehensive (loss) / income attributable to non-controlling interest	(5,695)	(20,279)	(71.9)%
Total Comprehensive (loss) / income	(39,653,252)	121,392,210	(132.7)%
Total comprehensive (loss) / income attributable to parent company	(39,548,656)	121,312,620	(132.6)%
Total comprehensive (loss) / income attributable to non-controlling interest	(104,596)	79,590	(231.4)%
Return on Average Shareholders’ Equity	(3.6)%	13.2%
Return on Average Assets	(0.5)%	2.6%

Attributable net income in 2025 amounted to a Ps.37.6 billion loss, as compared to a Ps.137.5 billion gain in 2024. Attributable comprehensive income in 2025 amounted to a Ps.39.5 billion loss, compared to a Ps.121.3 billion gain in 2024.

The decrease in attributable net income and attributable comprehensive income were mainly due to: (i) a decrease of 36.4%, or Ps.481.5 billion, in net financial income, which totaled Ps.841.4 billion compared to Ps.1,322.9 billion in 2024, mainly driven by lower net financial income, as a result of contractionary monetary measures, higher reserve requirements adopted by the Central Bank and elevated interest rates, which increased funding costs and negatively affected investment portfolio results; and (ii) an increase of 241.6%, or Ps.189.2 billion, in provisions for loan losses, which totaled Ps.267.4 billion, reflecting loan portfolio expansion since March 2024, deterioration in retail loan asset quality and a more challenging macroeconomic backdrop.

These decreases were partially offset by: (i) a decrease of Ps.259.7 billion in the loss from exposure to changes in the purchasing power of the currency, which totaled Ps.142.7 billion in 2025, compared to Ps.402.4 billion in 2024, mainly as a result of a significant decline in inflation; (ii) a decrease of 9.0%, or Ps.61.9 billion, in personnel, administrative, and depreciation and amortization expenses, reflecting structural cost efficiencies and lower personnel expenses; (iii) an increase of 3.5%, or Ps. 7.1 billion, in net service fee income (excluding income from insurance activities), which totaled Ps. 208.5 billion compared to Ps. 201.4 billion in 2024, mainly explained by higher banking business commissions as a result of product repricing that outpaced inflation and higher income from our asset management business, and (iv) a decrease of 32.5%, or Ps.66.5 billion, in other net operating losses.

In the year ended December 31, 2025, ROAA and ROAE were (0.5)% and (3.6)%, respectively, as compared to 2.6% and 13.2%, respectively, in the year ended December 31, 2024.

Net Financial Income

Net financial income in the year ended December 31, 2025 amounted to Ps.841.4 billion and net interest margin (“NIM”) was 17.4%, compared to Ps.1,323.0 billion and 34.6%, respectively, in the year ended December 31, 2024. The decrease in net financial income was mainly explained by a 60.4%, or Ps. 894.7 billion, decrease in investment portfolio results, driven by a 4,240 basis point decrease in portfolio yield and a 13.2%, or Ps. 250.5 billion, decrease in volume. This decrease was partially offset by (i) a 66.4% increase in the average volume of the loan portfolio, which was partially offset by a 1,250 basis point decrease in the average rate earned on the loan portfolio, and (ii) a 1,570 basis point decrease in funding costs while total interest-bearing liabilities increased by 60.0%.

In 2025, NIM decreased to 17.4% compared to 34.6% in 2024, reflecting a normalization from the extraordinary levels recorded in the prior year. The decline was mainly driven by lower spreads in a context of declining inflation and nominal interest rates, as well as changes in asset mix, including a greater focus on corporate and SME lending, a higher share of foreign currency‑denominated assets, and a reduced contribution from government securities. In 2024, NIM had been supported by extraordinary returns on the government securities portfolio.

The following table sets forth a breakdown of our net interest income, and net income from financial instruments (“NIFFI”), result from derecognition of assets measured at amortized cost and exchange rate differences as of December 31, 2025 and 2024:

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	Change

	(in thousands of Pesos, except percentages)
	$	$	%
Net Interest Income	819,255,251	1,017,239,251	(19.5)%
NIFFI, Result from derecognition of assets measured at amortized cost and Exchange Rate differences	22,156,195	305,719,340	(92.8)%
Total	841,411,446	1,322,958,591	(36.4)%

NIM by currency

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024

	(in percentages)
Net Interest Margin Breakdown
Total NIM	17.4%	34.6%
Ps.NIM	19.2%	36.0%
U.S.$NIM	8.9%	21.7%
Loan Portfolio NIM	18.6%	21.5%
Ps.NIM	22.5%	24.4%
U.S.$NIM	2.2%	3.3%
Investment Portfolio NIM	19.2%	39.5%
Ps.NIM	14.9%	38.8%
U.S.$NIM	43.0%	46.8%

NIM includes the exchange rate differences and net gains or losses from currency derivatives.

Net Interest Income

Net interest income in 2025 totaled Ps.819.3 billion, a 19.5% decrease from the Ps.1,017.2 billion recorded in 2024, mainly due to a 19.2%, or Ps.419.0 billion, decrease in interest income. This decrease was partially offset by an 18.9%, or Ps.221.0 billion, decrease in interest expenses.

Interest Income

Interest income in 2025 totaled Ps.1,766.4 billion, a 19.2% decrease compared to Ps.2,185.4 billion recorded in 2024, mainly due to lower yields on the investment portfolio classified as amortized cost and available‑for‑sale. This decrease was partially offset by higher interest income resulting from loan portfolio growth during the period.

As of December 31, 2025 and 2024, our interest income was comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2025	2024	2025/2024
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Interest on overdrafts	108,911,966	109,482,955	(0.5)%
Interest on promissory notes	145,066,738	122,386,763	18.5%
Interest on personal loans	297,636,833	154,073,612	93.2%
Interest on corporate unsecured loans	181,774,226	199,442,193	(8.9)%
Interest on credit cards loans	100,237,249	64,934,866	54.4%
Interest on mortgage loans	118,950,801	191,952,162	(38.0)%
Interest on automobile and other secured loans	147,429,426	74,860,118	96.9%
Interest on foreign trade loans	40,276,677	12,616,962	219.2%
Interest on leases	48,669,939	36,070,280	34.9%
Interest on government and corporate securities measured at amortized cost	539,333,668	647,667,529	(16.7)%
Other*	38,094,307	571,922,709	(93.3)%
Total	1,766,381,830	2,185,410,149	(19.2)%

* Includes results from securities issued by the Central Bank, results from other securities recorded as available for sale and results from repo transactions with the Central Bank.

The following table sets forth our yields on interest-earning assets:

	Grupo Supervielle S.A.
	Year ended December 31,
	2025		2024
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate

	(in thousands of Pesos, except percentages)
Interest-Earning Assets
Investment Portfolio
Government and Corporate Securities	1,635,388,952	35.8%	1,319,392,434	68.9%
Securities Issued by the Central Bank	12,785,558	8.0%	6,235,066	99.6%
Total Investment Portfolio	1,648,174,510	35.6%	1,325,627,500	69.0%
Loans
Loans to the Financial Sector	55,332,693	47.1%	11,769,388	40.5%
Overdrafts	207,709,155	52.4%	191,962,908	57.0%
Promissory Notes	321,943,237	45.1%	242,400,094	50.5%
Mortgage loans	363,050,668	32.8%	223,750,157	85.8%
Automobile and Other Secured Loans	278,589,049	52.9%	131,251,133	57.0%
Personal Loans	475,283,905	62.6%	210,694,463	73.1%
Corporate Unsecured Loans	449,052,241	40.5%	338,308,069	59.0%
Credit Card Loans	358,909,834	27.9%	230,878,989	28.1%
Receivables from Financial Leases	97,846,493	49.7%	91,823,284	39.3%
Total Loans excl. Foreign trade and U.S.$.loans	2,607,717,275	45.0%	1,672,838,485	57.3%
Foreign Trade Loans and U.S.$.loans	588,776,511	6.8%	248,070,964	5.1%
Total Loans	3,196,493,786	38.0%	1,920,909,449	50.5%
Repo transactions	1,288,985	38.8%	575,154,804	98.6%
Total Interest-Earning Assets	4,845,957,281	37.2%	3,821,691,753	64.2%

The average balance of loans totaled Ps.3,196.5 billion in the year ended December 31, 2025, representing an 66.4% increase from Ps.1,920.9 billion in the year ended December 31, 2024.

Interest on public and corporate securities measured at amortized cost amounted to Ps.539.3 billion in the year ended December 31, 2025 compared to Ps.647.7 billion in the year ended December 31, 2024. This line item mainly reflects results from investments in securities held to maturity or available for sale.

The average interest rate on total peso-denominated loans decreased to 45.0% in the year ended December 31, 2025 from 57.3% in the year ended December 31, 2024. Average BADLAR decreased 19.5% in the year ended December 31, 2025 to 35.4% compared to 54.9% in the year ended December 31, 2024.

Interest Expenses

As of December 31, 2025 and 2024, our interest expenses were comprised of the following:

	Grupo Supervielle S.A.
	Year ended December 31,
	2025	2024	2025/2024
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Interest on current accounts deposits	309,784,773	512,059,715	(39.5)%
Interest on time deposits	419,616,634	620,752,662	(32.4)%
Interest on other financial liabilities	142,428,823	16,118,852	783.6%
Interest from financing sector	2,593,067	2,824,358	(8.2)%
Other	72,703,282	16,415,311	342.9%
Total	947,126,579	1,168,170,898	(18.9)%

Interest expenses in 2025 totaled Ps.947.1 billion, a 18.9% decrease from Ps.1,168.2 billion in 2024. This decrease was due to a 1,570 basis point decrease in funding costs, while total interest‑bearing liabilities increased by 60.0%.

The following table sets forth our yields on Interest-bearing liabilities and low and non-interest bearing deposits as of December 31, 2025 and 2024:

	Grupo Supervielle S.A.
	As of December 31,
	2025		2024
		Average		Average
	Average	Nominal	Average	Nominal
	Balance	Rate	Balance	Rate

	(in thousands of Pesos, except percentages)
Interest-Bearing Liabilities
Special Checking Accounts	1,907,507,711	16.2%	1,382,380,437	37.0%
Ps. Savings Accounts	1,248,435,607	24.1%	1,066,682,647	47.7%
Fx Savings Accounts	659,072,104	1.3%	315,697,790	1.0%
Time Deposits	1,562,315,674	26.9%	1,130,442,813	54.9%
Ps. Time Deposits	1,141,322,973	35.7%	1,033,238,164	59.9%
Fx Time Deposits	420,992,701	3.0%	97,204,649	1.5%
Borrowings from Other Financial Instruments and Unsubordinated Negotiable Obligations	636,122,989	22.8%	53,890,633	35.2%
Total Interest-Bearing Liabilities	4,105,946,374	21.3%	2,566,713,883	44.9%
Low and Non-Interest Bearing Deposits
Savings Accounts	754,128,869	1.6%	547,865,270	1.0%
Ps. Savings Accounts	352,135,408	2.8%	297,236,833	1.8%
Fx Savings Accounts	401,993,461	0.5%	250,628,437	0.0%
Checking Accounts	491,799,441		406,981,291
Ps. Checking Accounts	476,461,911	—%	385,604,635	—%
Fx Checking Accounts	15,337,530	—%	21,376,656	—%
Total Low and Non-Interest Bearing Deposits	1,245,928,310	—%	954,846,561	—%
Total Interest-Bearing Liabilities and Low and Non-Interest Bearing Deposits	5,351,874,684	17.2%	3,521,560,444	32.9%

Average balance of our interest-bearing liabilities in the year ended December 31, 2025 totaled Ps.4,105.9 billion, compared to Ps.2,566.7 billion in the year ended December 31, 2024. The Ps.1,539.2 billion increase was explained by (i) a Ps. 582.2 billion increase in borrowings from other financial institutions and unsubordinated negotiable obligations, (ii) a 38.0%, or Ps. 525.1 billion, increase in special checking accounts, and (iii) a 38.2%, or Ps. 431.9 billion, increase in time deposits.

Average balance of our low or non-interest-bearing deposits in the year ended December 31, 2025 totaled Ps.1,245.9 billion, compared to Ps.954.8 billion in the year ended December 31, 2024. This increase was mainly due to (i) a 37.6%, or Ps. 206.3 billion, increase in savings accounts to Ps. 754.1 billion in the year ended December 31, 2025 compared to Ps. 547.9 billion in the year ended December 31, 2024, and (ii) a 20.8%, or Ps. 84.8 billion, increase in checking accounts to Ps. 491.8 billion in the year ended December 31, 2025 compared to Ps. 407.0 billion in the year ended December 31, 2024.

The following table sets forth our interest bearing deposits by denomination as of December 31, 2025 and 2024:

	Grupo Supervielle S.A.
	As of December 31,
	2025			2024
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate

	(in thousands of Pesos, except percentages)
Savings accounts
Pesos	352,135,408	9,979,086	2.8%	297,236,833	5,435,950	1.8%
Dollars	401,993,461	2,074,662	0.5%	250,628,437	67,454	0.0%
Total	754,128,869	12,053,748	1.6%	547,865,270	5,503,404	1.0%
Special checking accounts
Pesos	1,248,435,607	301,026,035	24.1%	1,066,682,647	508,808,753	47.7%
Dollars	659,072,104	8,758,738	1.3%	315,697,790	3,250,962	1.0%
Total	1,907,507,711	309,784,773	16.2%	1,382,380,437	512,059,715	37.0%
Time deposits
Pesos	1,141,322,973	406,961,642	35.7%	1,033,238,164	619,262,312	59.9%
Dollars	420,992,701	12,654,992	3.0%	97,204,649	1,490,350	1.5%
Total	1,562,315,674	419,616,634	26.9%	1,130,442,813	620,752,662	54.9%
Total by currency
Pesos	2,741,893,988	717,966,763	26.2%	2,397,157,644	1,133,507,015	47.3%
Dollars	1,482,058,266	23,488,392	1.6%	663,530,876	4,808,766	0.7%
Total Deposits	4,223,952,254	741,455,155	17.6%	3,060,688,520	1,138,315,781	37.2%

Net Income from financial instruments and Result from recognition of assets measured at amortized cost and Exchange rate differences

Net income from financial instruments at fair value through profit or loss, result from derecognition of assets measured at amortized cost and exchange rate differences in 2025 totaled Ps.22.2 billion, decreasing by Ps.283.6 billion compared to Ps.305.7 billion in 2024. This decrease was driven by the lower yield on securities held for trading purposes, and a net loss in exchange rate differences which was mainly due to the impact of foreign exchange depreciation on liabilities. Foreign exchange depreciation on U.S. dollar assets was not recorded in this same line item pursuant to IFRS.

The following table sets forth our Net income from financial instruments at fair value through profit or loss as of December 31, 2025 and 2024.

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024
	Ps.	Ps.

	(in thousands of Pesos)
Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	80,670,250	175,906,617
Income from securities issued by the Argentine Central Bank	1,026,554	—
Derivatives	(5,913,490)	9,661,717
Total	75,783,314	185,568,334
Result from derecognition of assets measured at amortized cost	5,063,724	107,953,651
Exchange rate difference on gold and foreign currency	(58,690,843)	12,197,355
Total	22,156,195	305,719,340

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024
	Ps.	Ps.

	(in thousands of Pesos)
Financial income from U.S. dollar operations	106,096,786	53,485,448
NIFFI	11,077,391	32,304,448
U.S. dollar Government Securities	16,990,881	22,642,732
Term Operations	(5,913,490)	9,661,716
Interest Income	95,019,395	21,181,000
U.S. dollar Government Securities	95,019,395	21,181,000
Exchange rate differences on gold and foreign currency	(58,690,843)	12,197,355
Total Income from U.S. dollar operations	47,405,943	65,682,803

Total income from U.S. dollar operations for the year ended December 31, 2025 totaled Ps.47.4 billion, compared to Ps.65.7 billion in the year ended December 31, 2024. This increase was mainly driven by higher results from U.S.-dollar denominated government and corporate securities and forward transactions, together with increased foreign exchange activity with customers following the liberalization of the foreign exchange market. This increase was partially offset by lower results from exchange rate differences on liabilities due to currency depreciation.

Result from Exposure to Changes in the Purchasing Power of Money

Result from exposure to changes in the purchasing power of the currency in 2025 totaled Ps.142.7 billion compared to a loss of Ps.402.4 billion in 2024. This decrease is explained by the slowdown in inflation, which was 31.5% in 2025 compared to 117.8% in 2024, while net monetary assets decreased compared to 2024. Grupo Supervielle’s capital is hedged against inflation through different inflation linked instruments, including mortgage loans and sovereign bonds.

Loan Loss Provisions

Loan loss provisions totaled Ps.267.4 billion in 2025, an increase of 241.6%, or Ps.189.2 billion, compared to Ps.78.3 billion in 2024. This increase reflects significant growth in retail and commercial lending during 2024, a less supportive macroeconomic backdrop for most of 2025 has meaningfully impacted asset quality across all customer segments, thereby increasing the cost of risk. Loan loss provisions in 2025 also include Ps. 17.3 billion related to macroeconomic assumptions within the ECL framework. In 2025 and 2024, the level of provisioning reflects Grupo Supervielle’s IFRS9 expected loss models and the nominal growth of the loan portfolio.Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. The increase in delinquency also requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12-month period. This increases significantly the probability of default for loans with a maturity of more than 1 year. For further information, see “Item 4.E. Selected Statistical Information—Amounts Past Due Loans and Other Financing.”

As of December 31, 2025, the coverage ratio was 118.1% compared to 196.5% as of December 31, 2024, reflecting the increase in non-performing loans while the level of provisioning reflects Grupo Supervielle’s IFRS 9 expected loss models and the nominal growth of the loan portfolio. As of December 31, 2025, non-performing loan ratio increased to 5.0% from 1.3% as of December 31, 2024. This increase is in line with higher delinquency levels in the retail portfolio and early signs of stress in commercial loans. Elevated real interest rates in the second half of the year, combined with slower economic activity, softening in employment levels, and pressure on household disposable income, affected borrowers’ repayment dynamics across segments and across the financial system. In response, the Bank has moderated retail origination since the second quarter of 2025 and continues to strengthen its credit models and underwriting standards to safeguard portfolio quality and optimize risk-adjusted returns.

See changes in loan loss provisions in Note 25 to our audited financial statements. Loans and Other Financing of our audited consolidated financial statements.

Net Services Fee Income

Our net services fee income was comprised of:

	Grupo Supervielle S.A.
	Year ended December 31,
	2025	2024	2025/2024
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Commissions from deposits accounts	96,736,753	83,922,297	15.3%
Commissions from credit and debit cards	54,206,298	55,654,295	(2.6)%
Commissions from loans operations	837,966	589,796	42.1%
Other Commissions	115,747,490	117,279,383	(1.3)%
Total Services fee income	267,528,507	257,445,771	3.9%
Exports and foreign currency operations	(1,688,961)	(1,975,535)	(14.5)%
Commissions paid	(57,313,214)	(54,038,563)	6.1%
Total Services fee expenses	(59,002,175)	(56,014,098)	5.3%
Income from insurance activities	36,484,311	32,880,268	11.0%
Net Service Fee Income	245,010,643	234,311,941	4.6%

Net service fee income, excluding income from insurance activities, increased by 4.6%, or Ps.10.7 billion, in 2025, reaching Ps.245.0 billion, compared to Ps.234.3 billion in 2024. This increase was mainly due to (i) an increase of 5.2%, or Ps.8.9 billion, in banking service fees that exceeded the inflation rate during 2025, resulting in an increase of 15.3%, or Ps.12.8 billion, in account fees, (ii) an increase of 11.2%, or Ps.3.4 billion, in asset management fees, which represented 12.5% of total service fees in 2025, compared to 11.7% in 2024; and (iii) an increase of 3.8%, or Ps.2.0 billion, in broker fees, reaching Ps.55.1 billion in 2025 compared to Ps.53.1 billion in 2024.

This increase was partially offset by an increase of 5.3%, or Ps.3.0 billion, in service fee expenses, mainly due to higher payments to credit card processors.

Income from insurance activities

Income from insurance activities amounted to Ps. 36.5 billion in 2025, reflecting a 11.0% increase from the Ps.32.9 billion recorded in 2024.

Personnel and Administration Expenses

The following table sets forth the components of our administrative expenses:

	Grupo Supervielle S.A.
	Year ended December 31,
	2025	2024	2025/2024
	Ps.	Ps.	%
	(in thousands of Pesos, except percentages)
Payroll and social securities	302,965,011	361,971,540	(16.3)%
Other expenses	24,287,731	23,893,800	1.6%
Total Personnel expenses	327,252,742	385,865,340	(15.2)%
Directors’ and statutory auditors’ fees	6,482,231	6,628,803	(2.2)%
Professional fees	54,527,948	62,248,074	(12.4)%
Advertising and publicity	23,617,637	22,238,624	6.2%
Taxes	51,544,990	52,847,464	(2.5)%
Maintenance, security and services	53,549,912	60,066,187	(10.8)%
Rent	154,270	148,087	4.2%
Others	31,930,467	25,147,924	27.0%
Total Administration Expenses	221,807,455	229,325,163	(3.3)%
Total Personnel and Administration Expenses	549,060,197	615,190,503	(10.7)%

In the year ended December 31, 2025, personnel expenses amounted to Ps.327.3 billion, a decrease of 15.2%, or Ps.58.6 billion, compared to the year ended December 31, 2024. This decrease was mainly due to efficiency measures implemented throughout Grupo Supervielle, including structural cost-control initiatives.

The employee base as of December 31, 2025 reached 3,348 people, decreasing 3.1%, or 108 employees, compared to December 31, 2024. The Bank’s headcount was reduced by 107 employees or 3.5% compared to December 31, 2024. IOL invertironline increased its staff by 34 employees compared to December 31, 2024. Insurance reduced its staff by 29 employees compared to December 31, 2024.

Administrative expenses totaled Ps.221.8 billion in 2025, a decrease of 3.3% from Ps.229.32 billion in 2024. This decrease was mainly due to a decrease of 12.4%, or Ps.7.7 billion, in professional fees, a decrease of 10.8%, or Ps.6.5 billion, in maintenance, security, and services expenses, and a decrease of 2.5%, or Ps.1.3 billion, in taxes, partially offset by an increase of 27.0%, or Ps.6.8 billion, in other expenses, mainly related to insurance and other maintenance costs.

In 2025, the efficiency ratio was 65.6%. compared to 50.6% in 2024, reflecting a 29.9% decrease, or Ps.404.4 billion, in revenues, partially offset by a 9.0% decrease, or Ps.61.9 billion, in total expenses.

Other Income/(Expenses), Net

We had other expenses, net of Ps.137.8 billion in 2025, compared to Ps.204.3 billion in 2024. This line item includes turnover tax of Ps.122.2 billion in 2025, compared to Ps.108.4 billion in 2024. Excluding turnover tax, other expenses, net amounted to Ps.15.6 billion in 2025 compared to Ps.95.9 billion in 2024. This decrease mainly reflects higher provisions recorded in 2024 due to the tax contingency resulting from the imposition by the tax authorities of the City of Buenos Aires of a Turnover Tax on revenues from Central Bank securities and instruments explained below.

In January 2020, January 2023, and January 2024, the tax authorities of the City of Buenos Aires, the Province of Mendoza, and the Province of Buenos Aires, respectively, began imposing the Turnover Tax on income derived from securities and instruments issued by the Central Bank, including Leliqs/Notaliqs and Repo transactions. The Central Bank initiated declaratory actions of certainty before the tax authorities of the City of Buenos Aires  and Mendoza, challenging the constitutionality of these measures, and is currently working on initiating similar legal action in the Province of Buenos Aires. The Central Bank argued that these taxes directly and severely affect the purposes and functions assigned to the Central Bank, significantly altering the execution of national monetary and financial policy. This is in clear contradiction to the provisions of the National Constitution and the Central Bank’s Organic Charter, which grant the Central Bank the authority, among other matters, to issue instruments aimed at regulating monetary policy and achieving financial and exchange rate stability.

Through the enacted laws, provincial governments have exceeded their powers by taxing these monetary policy instruments, whose regulation, implementation and/or use fall under the exclusive jurisdiction of the Central Bank. This directly affects the principle of immunity of the Argentine Government’s policy, as these revenues are not subject to local taxation due to their immunity or non-taxable status. Both municipalities and provinces lack taxing authority over financial instruments issued by the Argentine Government.

In line with the actions taken by the Central Bank, the Argentine Banking Association, the Association of Banks of Argentina (ADEBA), and most financial institutions operating in these provinces have also filed constitutional challenges against these regulations, which remain pending resolution before the Supreme Court of Justice of Argentina.

Regarding the dispute in the Province of Mendoza, following the publication of General Resolution (ATM Mendoza) No. 70/2024 and pursuant to the provisions of Article 17 thereof, the Bank requested acceptance of the assessed amounts, a reduction of penalties to the legal minimum, and proceeded with payment of the claimed amounts totaling Ps. 7,759,868. This settlement was formally accepted by the tax authority through Administrative Resolutions No. 198 and 533 of 2024. On August 11, 2025, the Bank received notification from the Supreme Court of Justice of Argentina regarding the termination of the proceedings as a result of the Bank’s withdrawal of the case, thereby closing the matter.

Subsequently, on September 11, 2025, Law No. 6842/2025 of the City of Buenos Aires was enacted, establishing a tax regularization regime granting a waiver of fines and a 70% reduction of interest. Within this framework, on December 31, 2025, the Bank adhered to the regime and paid the outstanding amounts on January 12, 2026.

Based on the foregoing, the Bank considers that the arguments supporting the non-taxability of these instruments are solid and supported by expert opinions from both internal and external specialists. Accordingly, the Bank estimates that the probability of a favorable ruling is high. As a result, the Bank has ceased paying the tax on income generated from Repo transactions in the Province of Buenos Aires since January 2024.

As of December 31, 2025, the Bank has recorded a contingency provision totaling Ps. 4,892 million.

Other Comprehensive Income, net of tax

Other comprehensive income, net of tax totaled a net loss of Ps.2.0 billion in the year ended December 31, 2025 compared to a net loss of Ps.16.2 billion in the year ended December 31, 2024. Other Comprehensive Income in the year ended december 31, 2025 reflects the mark-to-market valuation of government securities held at fair value through other comprehensive income.

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

The income tax rate applicable to Argentine entities for the 2025 fiscal period follows a three-tier structure based on the accumulated taxable net income, which thresholds adjusts annually according to the CPI. The updated tax rate structure is as follows: (i) net taxable income accumulated up to Ps.101.6 million will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.101.6 million up to Ps.1,016 million will incur a payment of Ps. 25.4 million plus 30% on the excess over Ps.101.6 million; and (iii) net taxable income accumulated over Ps.1,016 million will be subject to a payment of Ps.299.9 million plus 35% on the excess over Ps.1,016 million.

In 2025, we recorded an income tax gain of Ps.46.3 billion compared to an income tax loss of Ps.50.4 billion in the year ended December 31, 2024. The taxable income of each company is calculated on a stand-alone basis excluding the impact of the equity method results on their respective subsidiaries. In addition, permanent differences between inflation adjustment for tax purposes and according to IAS 29 may arise, which may increase or decrease the effective tax rate.

Results by Segments

Our results by segments for the years ended December 31, 2025, 2024 and 2023 are shown in Note 3 to our audited consolidated financial statements.

Results by Segments for the Years Ended December 31, 2025 and 2024

Personal and Business Banking

Attributable income in the year ended December 31, 2025 recorded a Ps.186.7 billion loss compared to a Ps.146.9 billion loss in the year ended December 31, 2024. The main factors explaining this decrease were (i) a Ps.183.2 billion or 277.9% increase in loan loss provisions, reflecting significant growth in retail lending during 2024, partially offset by an increase in cost of risk as a result of a less supportive macroeconomic backdrop for most of 2025 whch impacted asset quality across all customer segments, and (ii) a Ps.15.5 billion or 20.5% increase in other net operating losses. These effects were partially offset by: (i) a 21.5% or Ps.72.8 billion increase in net financial income, driven by higher average loan volumes; (ii) a Ps.57.2 billion or 11.0% decrease in personnel expenses, administrative expenses, and depreciation and amortization expenses; (iii) a Ps.2.4 billion or 2.4% increase in net service fee income; and (iv) a Ps.2.0 billion decrease in the loss from exposure to changes in the purchasing power of the peso. In addition, an income tax gain of Ps.103.5 billion, compared to Ps.79.1 billion in the year ended December 31, 2024, also contributed to partially offset the deterioration in results.

Corporate Banking

Attributable income in the year ended December 31, 2025 recorded a Ps.6.9 billion gain compared to a Ps.10.1 billion gain in the year ended December 31, 2024, mainly due to: (i) a Ps.8.3 billion or 271.2% increase in loan loss provisions, reflecting significant growth in commercial lending during 2024, while a less supportive macroeconomic backdrop for most of 2025 meaningfully impacted asset quality across all customer segments, thereby increasing the cost of risk, and (ii) a Ps.5.1 billion or 25.9% increase in other net operating losses. These effects were partially offset by: (i) a 10.1% or Ps.8.1 billion decrease in personnel expenses, administrative expenses and depreciation and amortization expenses; (ii) a 2.7% or Ps.2.6 billion increase in net financial income; and (iii) a 6.6% or Ps.1.2 billion increase in net service fee income. In addition, an income tax loss of Ps.3.0 billion, compared to an income tax loss of Ps.1.2 billion in the year ended December 31, 2024, negatively impacted the segment’s results.

Treasury

Attributable income in the year ended December 31, 2025 recorded a Ps.77.1 billion gain, compared to a Ps.241.0 billion gain in the year ended December 31, 2024. This decrease was mainly explained by: (i) a 65.3% or Ps.543.8 billion decrease in net financial income, mainly driven by a volatile macro-financial environment, volatile interest rates, increased reserve requirements and tighter liquidity conditions; and (ii) an 8.8% or Ps.3.3 billion increase in personnel expenses, administrative expenses and depreciation and amortization expenses. This decrease was partially offset by: (i) a Ps.219.7 billion or 66.5% decrease in the loss from exposure to changes in the purchasing power of the peso; (ii) an improvement in other expenses net, which amounted to Ps.31.4 billion in the year ended December 31, 2025, compared to a net loss of Ps.108.2 billion in the year ended December 31, 2024; and (iii) an income tax loss of Ps.26.1 billion, compared to an income tax loss of Ps.107.2 billion in the year ended December 31, 2024.

Insurance

Attributable income totaled Ps.18.0 billion in the year ended December 31, 2025 compared to Ps.8.6 billion in the year ended December 31, 2024. This increase was mainly due to (i) a 64.8% or Ps.15.7 billion decrease in the net loss from exposure to changes in the purchasing power of the peso, (ii) a 9.7% or Ps.2.7 billion increase in net service fee, and (iii) a 29.2% or Ps.1.9 billion decrease in personnel and administrative expenses. This increase was partially offset by (i) a 49.3% or Ps.8.2 billion decrease in net financial margin, and (ii) an income tax loss of Ps.8.1 billion compared to an income tax loss of Ps.5.1 billion in the year ended December 31, 2024.

Asset Management and Other Services

Attributable income recorded a Ps.65.4 billion gain in the year ended December 31, 2025, compared to a Ps.57.3 billion gain in the year ended December 31, 2024. This increase was mainly driven by: (i) a Ps.11.6 billion or 36.5% decrease in the loss from exposure to changes in the purchasing power of the peso; (ii) a Ps.6.7 billion increase in other income, which amounted to Ps.9.9 billion in the year ended December 31, 2025 compared to Ps.3.2 billion in the same period of 2024; and (iii) a Ps.1.0 billion or 1.2% increase in net service fee income, which rose to Ps.88.6 billion from Ps.87.6 billion, mainly reflecting higher revenues from IOL invertironline and the asset management business.

This increase was partially offset by: (i) a 21.2% or Ps.8.3 billion increase in personnel and administrative expenses and depreciation and amortization expenses, which rose to Ps.47.3 billion from Ps.39.0 billion in the year ended December 31, 2024; (ii) a Ps.0.1 billion increase in loan loss provisions; and (iii) an income tax loss of Ps.19.6 billion, compared to an income tax loss of Ps.15.5 billion in the year ended December 31, 2024.

Adjustments

Results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled a loss of Ps.18.2 billion in the year ended December 31, 2025 compared to a Ps.32.7 billion loss in the year ended December 31, 2024.

Results by Segments for the Years Ended December 31, 2024 and 2023

During 2025, we implemented changes to our internal capital allocation methodology, effective as of January 1, 2025. As a result of these changes, the concepts that were previously allocated among our different segments according to their capital usage percentage, such as capital results and inflation adjustment, are now fully allocated to our Treasury segment. See Note 3 to our audited consolidated financial statements.

These changes had an impact on the results of our Personal and Business Banking, Corporate Banking, and Treasury segments for the years ended December 31, 2024 and 2023.

Personal and Business Banking

Attributable income in 2024 recorded a Ps. 146.9 billion loss, compared to a Ps. 175.9 billion loss in 2023. The main factors explaining this decrease were: (i) a Ps. 87.9 billion or 14.4 % decrease in personnel expenses, administrative expenses and depreciation and amortizations; (ii) a Ps. 11.8 billion or 13.5% decrease in Other net operating losses; and (iii) a Ps. 9.4 billion or 12.5% decrease in Loan Loss Provisions. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date. Delinquency requires expected losses to be measured for the whole life of each loan, instead of accounting for expected losses during a 12 month period. This increases significantly the probability of default for loans with a maturity of more than one year. The performance reflects the update to the macroeconomic variables in the expected credit loss model, which incorporated expectations of a more favorable macroeconomic outlook in 2024 compared to 2023.

These were partially offset by: (i) a Ps. 66.7 billion decrease in net financial income driven by decreasing market interest rates impacting interest earned on loans while average volumes increased in 2024 compared to 2023. This was partially offset by lower cost of funding; and (ii) a Ps. 10.7 billion or 9.6 % decrease in net service fee income as fees repricing did not anticipate the increase of  117.8% in inflation in Argentina in 2024.

In 2024, the Personal & Business Banking segment loans (including receivables from financial leases) reached Ps. 1667.1 billion as of December 31, 2024, increasing 124.4 % from 2023. The Personal & Business loan portfolio reflects robust growth in retail loans, with strong demand in car loans where the Company holds the #2 market position in car loan origination, as well as in mortgage loans, personal loans and credit cards.

In 2024, the Personal & Business Banking segment’s deposits amounted to Ps. 1846,5 billion, an 11.1 % increase from the Ps. 1661.9 billion in 2023.

Corporate Banking

Attributable income in 2024 recorded a Ps. 10.1 billion gain, compared to a Ps. 26.7 billion gain in 2023, mainly due to: (i) a 38.3 % or Ps. 59.9 billion decrease in Net Financial Income driven by decreasing market interest rates impacting interest earned on loans while average volumes increased in 2024 compared to 2023. This was partially offset by lower cost of funding.

These were partially offset by: (i) Other expenses, net loss of Ps. 19.5 billion compared to a net loss of Ps. 34.0 million in 2023; (ii) an income tax charge of Ps. 1.2 billion in 2024 compared to Ps. 14.7 million in 2023;

(iii) a Ps. 11.8 billion or 79.4 % decline in Loan Loss Provisions. The performance reflects the update to the macroeconomic variables in the expected credit loss model, which incorporated expectations of a more favorable macroeconomic outlook in 2024 compared to 2023. Loan loss provisions include the expected losses for each portfolio and segment, based on past performance and current conditions as of the financial statements date; and (iv) a 4.2 % or Ps. 3.6 billion decrease in Personnel, Administrative expenses and Depreciations and Amortizations mainly due lower personnel expenses following the cost efficiency initiatives implemented in 2024.

In 2024, the corporate banking segment’s loan and financing portfolio totaled Ps. 1048.8 billion compared to Ps. 563.3 billion in 2023 reflecting higher credit demand following the decline in the inflation rate and lower market interest rates. In 2024 corporate deposits amounted to Ps. 919.8 billion, compared to Ps. 616.4 billion in 2023.

Treasury

Attributable income in 2024 recorded a Ps. 241.0 billion gain, compared to a Ps. 263.2 billion gain in 2023.

This performance is explained by: (i) a Ps. 121.8 billion or 58.3% increase in the loss from exposure to changes in the purchasing power; and (ii) Other expenses net loss of Ps. 108.3 billion compared to a net loss of Ps. 76.1 million in 2023.

This was partially offset by: (i) a 11.8 % or Ps. 88.2 billion increase in Net Financial Income due to the result from derecognition of assets measured at amortized cost and lower cost of fund reflecting the decline on market interest rates and lower interest bearing liabilities volumes; (ii) a Ps. 6.6 billion or 15.2 % decrease in Personnel, Administrative expenses and Depreciations and Amortizations mainly due to the strategy to capture operating efficiencies at the Bank; and (iii) an income tax charge of Ps.107.2 billion compared to Ps. 146.9 billion in 2023.

Consumer Finance

As of December 31, 2022, IUDÚ Compañia Financiera S.A. and Tarjeta Automática S.A. were in the process of merging into the Bank. The merger agreement, dated June 8, 2023, was approved by the Central Bank on December 1, 2023 through Resolution No. 478 and by the CNV on December 13, 2023 through Resolution N°RESFC-2023-22557-APN-DIR#CNV.

Insurance

Attributable income totaled Ps. 8.6 billion in 2024 compared to Ps. 10.4 billion in 2023. This was due to (i) a 48.5% or Ps. 15.6 billion decrease in Net Financial Income, and (ii) a 25.5% or Ps. 9.6 billion decrease in Net Service Fee income. In 2024, gross written premiums increased 4.8 % from 2023.

These were partially offset by: (i) a 68.9% or Ps.14.1 billion decrease in personnel and administrative expenses and Depreciation and Amortization to Ps. 6.4 billion from Ps. 20.5 billion in 2023, (ii) a Ps. 9.2  billion decrease in the net loss from exposure to changes in the purchasing power of the currency, and (iii) a decrease in income tax charge of Ps. 5.2 billion from Ps. 5.7 billion in 2023.

Asset Management and Other Services

Attributable Income recorded a Ps57.3 billion gain in 2024 compared to Ps.30.3 billion gain in 2023. The increase in 2024 was mainly driven by: a Ps.14.6 billion increase in net service fee income to Ps.87.6 billion in 2024 from Ps.73.0 billion in 2023 due to higher revenues from IOL invertironline and from the asset management business. In 2024, brokerage fees represented 20.6 % of total fee income compared to15.4 % in 2023, demonstrating IOL invertironline’s ability to acquire and retain customers.

This was partially offset by a Ps. 73.0 billion decrease in Net Financial Income to Ps. 28.3 billion in 2024 compared to Ps. 35.5 billion in 2023, mainly due to lower yields on government securities; and a 38.0 % or Ps. 8.7 billion increase in the loss from exposure to the purchasing power of the currency.

Adjustments

Results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income.

Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled an attributable loss of Ps. 32.6 billion loss in 2024 compared to a Ps. 6.9 billion loss in 2023.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2025		2024
	Amount	%	Amount	%

	(in thousands of Pesos, except percentages)
Cash and due from banks	1,599,186,464	20.6%	858,981,662	14.5%
Debt Securities at fair value through profit or loss	249,506,501	3.2%	346,410,248	5.8%
Loans and financing portfolio	3,765,478,226	48.5%	2,854,710,927	48.2%
Other debt securities	804,907,828	10.4%	1,069,354,274	18.1%
Other assets(1)	1,350,485,876	17.4%	793,756,317	13.4%
Total	7,769,564,895	100.0%	5,923,213,428	100.0%
(1)	Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Of our Ps.7,770 billion total assets as of December 31, 2025, Ps.7,369 billion, equivalent to 94.8% of the total assets, corresponded to the Bank. As of December 31, 2025, our total direct exposure to the public sector amounted to Ps.941.0 billion which is primarily composed of our holdings of government securities.

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

Pursuant to Section 67 of the Argentine Capital Markets Law, Class B shares held in treasury are automatically cancelled after a three-year statutory period following their acquisition has elapsed without such treasury shares being disposed of, as required under applicable regulations. Between August 3, 2025, and February 10, 2026, a total of 14,050,492 Class B ordinary shares, each carrying one vote per share, were automatically canceled under Article 67 of the Argentine Capital Markets Law. As a result, the Company’s share capital was automatically reduced by an amount equal to the par value of the canceled shares.

As of the date of this annual report, the Company’s share capital amounts to a total of 442,671,830 shares, comprised of 61,738,188 Class A shares and 380,933,642 Class B shares. As of the date of this annual report, taking into consideration the canceled shares, Grupo Supervielle’s treasury holds a total of 4,940,665 Class B shares, representing 1.116101% of the Company’s share capital. For more information, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

As of December 31, 2025, the LCR Consolidated was 119.0% compared to 107.1% as of December 31, 2024.

Consolidated Cash Flows

The table below summarizes the information from our consolidated statements of cash flows for the three years ended December 31, 2025, 2024 and 2023, which is also discussed in more detail below:

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	2023

	(in thousands of Pesos)
Net (loss) /income for the year	(37,670,223)	137,559,611	147,981,726
Adjustments to obtain flows from operating activities:
Income tax	(46,346,613)	50,380,411	99,503,554
Depreciation and Impairment of Property, plant and equipment	73,412,284	69,173,761	91,472,033
Loan loss provisions	267,444,919	78,288,899	96,367,148
Other adjustments
Exchange rate difference on gold and foreign currency	58,690,843	(12,197,355)	(16,617,592)
Interest from loans and other financings	(1,766,381,830)	(2,185,410,149)	(3,316,401,526)
Interest from deposits and financing received	947,126,579	1,168,170,898	2,364,754,548
Net income from financial instruments at fair value through profit or loss	(75,783,314)	(185,568,334)	(395,554,356)
Fair value measurement of investment properties	668,493	13,403,341	20,087,747
Results from exposure to changes in the purchasing power of money	142,717,560	402,396,322	312,028,120
Interest on liabilities for financial leases	3,599,457	2,526,891	96,511
Allowances reversed	(8,428,118)	(6,061,546)	(15,763,074)
Fair value measurement of investment properties	(5,063,724)	(107,953,651)	(48,289,750)
Acquisition of treasury shares	7,796,110	—	—

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	162,183,121	145,439,605	539,889,794
Derivatives	(3,822,810)	4,783,800	(8,235,054)
Repo transactions	(3,657,016)	2,164,841,966	(1,972,319,351)
Loans and other financing
To the non-financial public sector	(4,484,004)	1,678,725	(3,452,852)
To the other financial entities	(305,257,539)	(15,320,269)	(5,727,649)
To the non-financial sector and foreign residents	906,339,273	654,180,070	3,949,739,054
Other debt securities	264,446,446	(349,809,051)	1,686,693,748
Financial assets in guarantee	(450,489,734)	(97,803,242)	(3,798,751)
Other assets	(50,042,557)	92,717,375	(268,204,001)
Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(59,077,835)	(98,248,897)	40,226,149
Financial sector	500,284	(1,121,390)	460,286
Private non-financial sector and foreign residents	59,744,786	(1,329,442,807)	(2,852,560,482)
Derivatives	(2,281,117)	2,281,117	—
Repo operations	348,734,043	41,983,644	2,693,725
Liabilities at fair value with changes in results	693,909	(1,741,432)	(17,341,569)
Other liabilities	85,852,555	62,354,151	43,590,316
Income Tax paid	(32,767,692)	(18,927,729)	(18,846,565)

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	2023

	(in thousands of Pesos)
NET CASH PROVIDED BY OPERATING ACTIVITIES (A)	478,396,536	682,554,735	452,471,887
CASH FLOWS FROM INVESTING ACTIVITIES
Net payments related to:
Purchase of PPE, intangible assets and other assets	(72,807,314)	(75,493,630)	(70,903,805)
Purchase of liabilities and equity instruments issued by other entities	(4,770,986)	113,463	3,434,791
Collections:
Disposals related to PPE, intangible assets and other assets	10,999,773	14,548,595	13,357,484
NET CASH USED IN INVESTING ACTIVITIES (B)	(66,578,527)	(60,831,572)	(54,111,530)
CASH FLOW OF FINANCING ACTIVITIES
Payments:
Operating Leases	(15,222,513)	(11,698,919)	(14,335,184)
Unsubordinated negotiable obligations	(355,803,167)	(351,367,114)	(436,370,667)
Financing received from Argentine Financial Institutions	(8,897,679,921)	(3,081,005)	(5,107,170)
Dividends	(32,881,325)	(36,784,395)	—
Acquisition of treasury shares	—	(13,045,502)	(2,460,175)

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	2023

	(in thousands of Pesos)
Collections:
Unsubordinated negotiable obligations	459,315,760	68,527,449	98,980
Financing received from Argentine Financial Institutions	9,326,777,805	395,351,414	394,753,367

NET CASH PROVIDED BY FINANCING ACTIVITIES (C)	484,506,639	47,901,928	(63,420,849)
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	254,256,179	348,842,491	621,512,821
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(415,723,552)	(739,041,457)	(717,802,267)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	734,857,275	279,426,125	238,650,062
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,003,372,458	723,946,333	485,296,271
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,738,229,733	1,003,372,458	723,946,333

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures in 2026.

Cash Flows from Operating Activities

In the year ended December 31, 2025, operating activities provided Ps.470.6 billion of net cash, compared to Ps.682.6 billion of net cash provided in the year ended December 31, 2024. Net increase in private non-financial sector and foreign residents deposits amounted to Ps.59.7 billion in the year ended December 31, 2025, compared to a net decrease of Ps.1,329.4 billion in the year ended December 31, 2024. Net operating activities provided Ps.154.7 billion from debt securities, derivatives and repo transactions in the year ended December 31, 2025, compared to Ps.2,315.1 billion provided in the year ended December 31, 2024. Net operating activities used Ps.906.3 billion from loans to the non-financial sector and foreign residents in the year ended December 31, 2025, compared to Ps.654.2 billion in the year ended December 31, 2024.

Cash Flows from Investing Activities

In the year ended December 31, 2025, we used Ps.66.6 billion of net cash in our investing activities, compared to Ps.60.8 billion of net cash used in the year ended December 31, 2024. In the year ended December 31, 2025, funds used mainly in property, plant and equipment, intangible assets and other assets were Ps.72.8 billion, compared to Ps.75.5 billion used in the year ended December 31, 2024.

Cash Flows from Financing Activities

In the year ended December 31, 2025, net cash provided by financing activities amounted to Ps.492.3 billion, compared to Ps.47.9 billion provided in the year ended December 31, 2024. Net funds collected from unsubordinated negotiable obligations amounted to Ps.459.3 billion in the year ended December 31, 2025, compared to Ps.68.5 billion in the year ended December 31, 2024. Net collections from Argentine financial institutions amounted to Ps.9,326.8 billion in the year ended December 31, 2025, compared to Ps.395.4 billion in the year ended December 31, 2024. In the twelve-month periods ended December 31, 2025 and 2024, net cash used in dividend payments amounted to Ps.32.9 billion and Ps.36.8 billion, respectively.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking and savings accounts and time deposits. The following table presents the composition of our consolidated deposits as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024

	(in thousands of Pesos, except percentages)
From the non-financial public sector	131,280,895	190,358,730
% of deposits	2.6%	4.6%
From the financial sector	744,014	243,730
% of deposits	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	602,437,789	507,855,711
% of deposits	11.8%	12.2%
Savings accounts	1,011,081,613	936,408,041
% of deposits	19.8%	22.4%
Special checking accounts	1,756,294,844	1,283,546,247
% of deposits	34.3%	30.7%
Time deposits	1,407,375,180	959,243,184
% of deposits	27.5%	23.0%
Investment accounts	133,049,381	222,602,406
% of deposits	2.6%	5.3%
Others	51,942,615	45,863,264
% of deposits	1.0%	1.1%
Interest and differences in exchange rates payable	24,680,148	28,527,618
% of deposits	0.5%	0.7%
Total	5,118,886,479	4,174,648,931

As of December 31, 2025, non- or low-cost private sector peso demand deposits accounted for 31% of our total peso deposit base, consisting of 13.0% in savings accounts and 17.7% in checking accounts, compared to 30%, consisting of 13.1% in savings accounts and 16.6% in checking accounts, as of December 31, 2024, respectively.

As of December 31, 2025, U.S. dollar deposits amounted US$1,174.6 billion increasing 42.5% compared to December 31, 2024, above the performance of the Argentine financial system.

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

On May 12, 2025, the Bank issued Class N Negotiable Obligations denominated in Argentine pesos, in an amount of Ps. 48.2 billion, with a 6-month maturity and a floating interest rate of TAMAR + 3.50%. The Class Negotiable Obligations matured on November 12, 2025.

On May 26, 2025, the Bank issued Class P Negotiable Obligations denominated in U.S. dollars, in an amount of US$59.5 million, with a 6-month maturity and a fixed interest rate of 4.50%. The Class P Negotiable Obligations matured on November 26, 2025.

On June 12, 2025, the Bank issued Class Q Negotiable Obligations denominated in U.S. dollars, in an amount of US$10.1 million, with a 12-month maturity and a fixed interest rate of 6%, which will mature on June 12, 2026.

On June 12, 2025, the Bank issued Class R Negotiable Obligations denominated in Argentine pesos, in an amount of Ps. 27.8 billion, with a 12-month maturity and a floating interest rate of TAMAR + 3.25%. The Class R Negotiable Obligations matured on June 12, 2026.

On August 26, 2025, the Bank issued Class S Negotiable Obligations denominated in U.S. dollars, in an amount of US$16.3 million, with a 12-month maturity and a fixed interest rate of 6.75%, maturing on August 26, 2026.

On August 26, 2025, the Bank issued Class T Negotiable Obligations denominated in U.S. dollars, in an amount of US$5.0 million, with a 24-month maturity and a fixed interest rate of 8.00%, maturing on August 26, 2027.

On December 2, 2025, the Bank issued US$27.3 million of Class U Negotiable Obligations, with a 12-month maturity and a fixed interest rate of 6.25%, which will mature on December 4, 2026.

As of December 31, 2025 and 2024, the amounts outstanding and the terms corresponding to outstanding unsubordinated negotiable obligations of Banco Supervielle were as follows:

Class	Issue Date	Maturity Date	Annual Interest Rate	12/31/2025	12/31/2024
Banco Supervielle Class H (in Ps. thousands)	8/2/2024	8/2/2025	Variable Badlar rate of private banks + 5.25%	—	26,477,080
Banco Supervielle Class I (in U.S.$)	11/28/2024	05/28/2025	Nominal annual fixed interest rate of 4.70%	—	40,820,459
Banco Supervielle Class L (in Ps. thousands)	2/7/2025	2/7/2026	Variable Tamar rate of private banks + 2.75%	39,796,296	—
Banco Supervielle Class M (in Ps. thousands)	3/7/2025	3/7/2026	Variable Tamar rate of private banks + 2.75%	25,516,244	—
Banco Supervielle Class Q (in U.S.$)	6/12/2025	6/12/2026	Nominal annual fixed interest rate of 6%	10,131,353	—
Banco Supervielle Class R (in Ps. thousands)	6/12/2025	6/12/2026	Variable Tamar rate of private banks + 3.25%	27,767,477	—
Banco Supervielle Class S (in U.S.$)	8/26/2025	8/26/2026	Nominal annual fixed interest rate of 6.75%	24,324,239	—
Banco Supervielle Class T (in U.S.$)	8/26/2025	8/26/2027	Nominal annual fixed interest rate of 8%	7,488,616	—
Banco Supervielle Class U (in U.S.$)	12/4/2025	12/4/2026	Nominal annual fixed interest rate of 6.25%	39,842,173	—
Total				174,866,398	67,297,539

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024	2023

	(in thousands of Pesos, except percentages)
Shareholders’ equity at the end of the period attributable to owners of the parent company	985,313,918	1,049,410,954	977,928,230
Average shareholders’ equity(1)	1,046,469,095	1,044,111,706	879,081,009
Shareholders’ equity attributable to owner of the parent company as a percentage of total assets	12.7%	17.7%	16.6%
Average shareholders’ equity as a percentage of average total assets	15.1%	19.6%	15.0%
Total liabilities as a multiple of total shareholders’ equity	6.9	4.6	5.0
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets	10.0%	14.6%	13.8%
(1)	Calculated on a daily basis.
(2)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

The table below shows information on the Bank’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	Grupo Supervielle S.A.
	As of December 31,
	2025	2024(2)	2023(2)

	(in thousands of Pesos, except percentages)
Total Capital
Tier 1 Capital
Paid in share capital common stock	437,731	437,731	442,672
Share premiums	729,164,655	554,292,304	254,538,514
Share purchase	(11,936,478)	(16,388,350)	(6,323,494)
Disclosed reserves and retained earnings	249,341,551	122,554,284	12,339,788
Non‑controlling interests	895,401	786,576	657,203
Capital Adjustment	77,948,050	252,820,402	555,549,896
IFRS Adjustments	2,095,482	6,421,651	18,025,348
Expected Credit Losses	103,650,669	23,395,591	28,294,997
100% of results	(48,049,938)	118,274,872	53,971,001
50% of positive results	—	21,986,198	46,319,187
Sub-Total: Gross Tier I Capital	1,103,547,123	1,084,581,259	963,815,112
Tier 2 Capital
General provisions/general loan-loss reserves 50%	—	—	—
Non‑controlling interests	—	—	—
Sub-Total: Tier 2 Capital	—	—	—
Deduct:
All Intangibles	230,110,190	216,273,775	191,684,939
Pending items	501,720	274,140	209,355
Other deductions	127,725,238	91,041,033	100,434,276
Total Deductions	358,337,148	307,588,948	292,328,570
Total Capital	745,209,975	776,992,311	671,486,542
Credit Risk weighted assets(1)	4,026,186,872	3,364,520,068	2,200,613,815
Risk weighted assets(1)	4,828,237,638	4,818,204,223	3,130,795,301
Common Equity Tier 1 Capital (CET1)/ Risk weighted assets	15.4%	16.1%	21.4%
Regulatory Capital / Risk weighted assets	15.4%	16.1%	21.4%

(1)	Risk Weighted Assets includes operational risk weighted assets, market risk weighted assets, and credit risk weighted assets, Operational risk weighted assets and market risk weighted assets are calculated by multiplying their respective required minimum capital under Central Bank rules by 12.5, Credit Risk Weighted Assets is calculated by applying the respective credit risk weights to our assets, following Central Bank rules.

(2)	Values adjustment for inflation.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets. We expect that capital expenditures in 2026 will be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

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

Material Trends Related to Argentina and the Argentine Financial System

During 2025, the Argentine financial system has faced volatility and uncertainty. High real interest rates and increased reserve requirements led to a reduction in peso liquidity and pressured margins across the system. These conditions resulted in a contraction in credit demand and asset quality deterioration, with net interest margin declining and the system reporting losses. The monetary tightening implemented to stabilize the exchange rate was a key driver of these dynamics. During the third quarter of 2025, this monetary tightening reached its most restrictive levels.

The outcome of the mid-term legislative elections marked a shift in the political and economic landscape in Argentina. We believe the consolidation of the current administration and its reform agenda has created a more favorable environment for policy implementation, especially in the Senate, where we believe the new composition is more conducive to advance structural reforms.

Since November 2025, interest rates have declined, liquidity has improved, treasury bond prices have recovered, and consumer confidence is gradually returning, despite some volatility during January and February 2026. The reduction in reserve requirements is expected to further support profitability and liquidity across the Argentine financial system. Country risk has improved post-elections, reinforcing confidence and setting the stage for further macro policy adjustments. During this period, the labor reform was approved by Congress. The Argentine government is expected to continue pursuing fiscal and institutional reforms, with a higher probability of approval in Congress. These reforms are expected to enhance productivity and drive long-term economic growth.

As macro stability improves and inflation declines, interest rates are expected to decline further, reserve requirements to ease, and peso liquidity to recover. These factors are expected to support a gradual rebound in economic activity and credit demand, especially in the retail segment. The banking sector is anticipated to re-leverage prudently as the sovereign risk backdrop improves and disposable income strengthens.

Material Trends Related to Our Business

During 2025, our business was impacted by the challenging macroeconomic and financial environment described above. Unsustainably high interest rates, elevated reserve requirements, and pressured margins affected the performance of our business. These headwinds led to a contraction in credit demand, increased cost of risk, and a deterioration in asset quality, with non-performing loan ratios rising in line with system-wide trends. The increase in delinquency was observed across all customer segments, including both existing and new borrowers, and was driven by pressure on disposable income and the impact of tariff realignments, especially in the retail segment. In response, we tightened our loan origination criteria, reinforced collections, and implemented stricter affordability models to manage risk.

Despite these adverse conditions, we maintained our capital position, achieved growth in fee income, and delivered efficiency gains through cost reductions. Our non-banking subsidiaries, including insurance, asset management, and online retail brokerage, continued to generate solid results. IOL invertironline’s performance demonstrated momentum, with increases in active clients, assets under custody, transaction volumes, and fee income. Strategic initiatives such as the Supervielle SuperApp, remunerated account offerings, and expansion into new industry value chains (e.g., oil and gas, mining) reinforced our commitment to supporting Argentina’s economic growth.

Loan growth is expected to be driven initially by corporate customers, especially SMEs and middle market companies  associated with industries such as oil and gas. Retail loan growth is anticipated to resume as consumer confidence and disposable income improve. We are positioning ourselves to capture the next phase of credit expansion as monetary conditions normalize, through strategic initiatives including deepening relationships with payroll and SME clients, expanding digital channels, and enhancing product offerings. Our focus remains on organic growth, leveraging the strength of the existing franchise and targeting underpenetrated markets. Consistent with this strategy and reinforcing our commitment to supporting SMEs, on September 16, 2025, our main subsidiary, the Bank, entered into a credit line of up to approximately US$250 million with the Inter-American Development Bank to expand financing availability for SMEs and contribute to Argentina’s productive development.

Competition from fintech entrants and digital players is viewed positively, reflecting growing confidence in Argentina’s macroeconomic outlook. However, the entry of new digital and fintech competitors, including large global and regional players, is expected to intensify competition, particularly in the retail segment, and may result in increased pressure on pricing, margins, customer acquisition and retention, and required levels of ongoing investment in technology and digital capabilities. In this context, we continue to evolve our platforms, leveraging a hybrid digital and relationship-based (“tech and touch”) model. Strategic investments in technology, including artificial intelligence tools, are expected to enhance productivity, optimize processes, strengthen risk management and elevate the client experience across both the Bank and IOL platforms. Our focus remains on organic growth, efficiency and customer-centricity to support long-term growth and franchise value.

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

Valuation of the expected credit loss allowances The Group records the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgements of the model relate to making assumptions about macroeconomic scenarios to determine the forward looking factor. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

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

Grupo Supervielle has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. Grupo Supervielle has requested valuations by external independent valuers  for its land and buildings category as of December 31, 2025, recording and impairment on some of them (see Note 12.1 to our consolidated financial statements). For the rest of the categories of property, plant and equipment as well as for  intangibles other than goodwill, no indicators have been identified and no impairment has been recognised for any of the periods presented in the consolidated financial statements.

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

Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and share performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 34.

Item 6.Directors, Senior Management and Employees

Item 6.A.Directors and Senior Management

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

The latest election relating to our Board of Directors took place at the ordinary and extraordinary shareholders’ meeting held on April 22, 2025, in accordance with Section 9 of our bylaws. We expect to hold our next ordinary and extraordinary shareholders’ meeting on April 23, 2026 in which the following matters are expected to be approved, among others: (i) the compensation of Grupo Supervielle’s board of directors for the year ended December 31, 2025, (ii) the compensation of the members of the Supervisory Committee for the year ended December 31, 2025, (iii) the election of the regular and alternate  directors of Grupo Supervielle, (iv) the appointment of regular and alternate members of the Supervisory Committee, (v) the approval of the financial results for the fiscal year ended December 31, 2025 and the use of unallocated results as of December 31, 2025, (vi) the appointment of the Group’s independent financial auditors, and (vi) the amendment of Article five of our bylaws to reflect our current capital stock.

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

The following table sets forth the composition of our Board of Directors as of the date of this annual report:

Name	Title	Date of first appointment to the Board(1)	Date of expiration of current term(2)	Date of Birth
Julio Patricio Supervielle	Chairman of the Board	June 9, 2008	December 31, 2026	December 13, 1956
Atilio Dell’Oro Maini	First Vice-Chairman and Corporate Secretary	September 28, 2011	December 31, 2026	February 13, 1956
Laurence Nicole Mengin de Loyer	Second Vice- Chairman	April 28, 2020	December 31, 2025	May 5, 1968
Eduardo Pablo Braun	Director	April 26, 2019	December 31, 2026	June 25, 1963
Gabriel Alberto Coqueugniot	Director	June 8, 2009	December 31, 2026	August 26, 1955
Hugo Enrique Santiago Basso	Director	April 26, 2019	December 31, 2026	December 3, 1979
Matias Jules Bernard Supervielle	Alternate Director	April 19, 2024	December 31, 2025	September 30, 1996
Jacques Patrick Supervielle	Alternate Director	April 19, 2024	December 31, 2025	November 20, 1987

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

Julio Patricio Supervielle holds a degree in Business Administration from the Universidad Católica Argentina and earned his master’s degree from The Wharton School at the University of Pennsylvania. He has attended various executive training programs at Wharton, IESE, and Harvard. He joined Grupo Financiero Exprinter-Banex in 1986, where he held various positions at Banco Banex S.A., including General Manager, Director, and Chairman of the Board. He has led Grupo Supervielle for over 22 years, overseeing significant growth in equity, assets, deposits, and branch network expansion. Under his leadership, Grupo Supervielle successfully completed some of its most significant acquisitions and launched its initial public offering in 2016, with shares now traded on the New York Stock Exchange and Bolsas y Mercados Argentinos S.A. Currently, he serves as Chairman of the Board of Grupo Supervielle, the Banks, Sofital, IOL invertironline, Espacio Cordial, Supervielle Agente de Negociación, IOL Holding, and IOL Agente de Valores S.A. He has received several distinctions, including Endeavor Argentina’s Outstanding Entrepreneur of 2017, the 2018 KONEX Award, and the 2018 CICyP Award for Transparency. Julio Patricio Supervielle currently serves as Chairman of the Board of Grupo Supervielle and CEO of Grupo Supervielle.

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

Atilio Dell´Oro Maini holds degrees in Law, Political Science, and Agricultural Production. In 1984, he joined the law firm Cárdenas, Cassagne & Asociados, where he became a partner in 1990. He worked in New York as a foreign associate at White & Case in 1987 and at Simpson Thacher & Bartlett from 1988 to 1989. In 1997, he also worked at Linklaters & Paines. In addition, he completed the Program of Instruction for Lawyers at Harvard Law School. In 2003, he joined Cabanellas, Etchebarne & Kelly as a senior partner in the Banking and Capital Markets departments. He has extensive experience advising banks, financial institutions, corporations, and governments on a wide range of banking and financial transactions, both locally and internationally. Mr. Dell’Oro Maini also served as a professor in the Master’s in Business Law program at Universidad de San Andrés and is a member of the Buenos Aires Bar Association. He currently serves as First Vice Chairman of Grupo Supervielle and Banco Supervielle and holds key leadership positions across several subsidiaries, including Sofital, Espacio Cordial, Supervielle Seguros, MILA, IOL invertironline, Supervielle Productores Asesores de Seguros, Supervielle Agente de Negociación, and IOL Holding Mr. Dell’Oro Maini brings valuable perspective and guidance to the company in matters of corporate governance, regulatory frameworks, and board effectiveness. He also has significant knowledge of, and direct involvement in, ESG-related initiatives.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with both an undergraduate degree in Business Administration and a master’s degree in Business Administration.  She began her career in New York in the Mergers and Acquisitions Division of Banque Nationale de Paris. She later moved to Paris, where she joined Sara Lee Corporation’s Apparel Division and held several senior finance roles across different business units, including Financial Analyst, Financial Controller, Chief Financial Officer, and European Group Controller. Following the 2006 sale of Sara Lee’s European Apparel Division, she became Group Controller of the newly independent stand-alone business. In this role, she was responsible for the company’s reorganization, financial control, and the design and execution of exit strategies for the private equity fund Sun Capital Partners. After relocating to Argentina in 2009, Ms. Loyer joined Banco Supervielle as Deputy Manager of the Administration Department.  From 2010 to 2019, she served on the Board of Grupo Supervielle, and since 2020, she has served as a Director of Grupo Supervielle. She currently serves as an independent Director of Biosidus Group, a biotechnology company, and of Stellantis Insurance Company. In addition, she has served on the boards of several Latin American companies such as Vitalis Pharmaceuticals in Colombia and Mexico and Consorcio Financiero in Chile. Ms. Loyer brings to the Board extensive international business experience across a range of industries, along with deep expertise in financial control, audit, market discipline, corporate governance, and strategy. Her background also includes public-company CFO experience and service as an outside director on multiple boards.

Eduardo Pablo Braun holds a degree in Industrial Engineering from the Universidad de Buenos Aires, where he was awarded the Bunge & Born scholarship for academic excellence. He earned an MBA with a focus on Finance and Marketing from The Wharton School of the University of Pennsylvania in 1990. He is an international speaker on leadership, culture, and innovation, a business consultant, and the author of the book “Las personas primero: Chief Emotions Officers.” He has taught in programs at UC Berkeley and as a guest lecturer at prestigious institutions such as IMD, Babson College, and Yale School of Management, delivering presentations at academic and business forums in Singapore, Dubai, Germany, the United States, and other countries. He was a professor at the Universidad Católica Argentina and Universidad de San Andrés. Between January 2016 and December 2019, he served as a Director representing the Argentine government at Aeropuertos Argentina 2000. From 1999 to 2011, he was Director of Grupo HSM, leading Global Programming and Speaker Relations. He is a Board Member of the multinational winery Cuvelier Los Andes. In 2018, he was responsible for the creation and leadership of the Advisory Council for the design of the Innovation Park in Buenos Aires. Previously, he was a founding partner of MIG, a management consultancy specializing in strategy and business development. His consulting career began at Booz Allen & Hamilton in Paris in 1990, where he worked on various projects across Europe, Brazil and Argentina, combining consulting expertise with executive roles. He has been actively involved in several NGOs, including the Clinton Global Initiative, where he was a member for five years, and EMA (Esclerosis Múltiple Argentina). He is a Board Member of ICANA (Instituto Cultural Argentino Norteamericano) and President of Fundación G25. Currently, he serves as an Independent Regular Director of Grupo Supervielle. Mr. Braun provides to our Board of Directors his expertise in corporate governance, strategy and organizational culture, including his international business experience of working experience based in Europe and as Director of an international company in the knowledge economy. As author and international speaker Mr. Braun has helped companies understand and tackle their cultural challenges. Mr. Braun also has experience serving as an outside Director of a subsidiary of a public company.

Gabriel Alberto Coqueugniot holds a degree in Civil Engineering from the Pontificia Universidad Católica Argentina. He attended several seminars on Administration, Management Control, and Strategic Planning at the University of California, Berkeley, and the Massachusetts Institute of Technology, United States. He was a director and member of the Executive Committee of the former Banco Quilmes for 5 years until he was appointed Executive Vice President, a position he held until 1997 when Banco Quilmes was acquired by The Bank of Nova Scotia. He then dedicated to independent activities for four years, leading various ventures, not only in the financial sector but also in e-commerce. He joined Banco Banex S.A. in March 2001 as Chief Executive Officer, and in 2004 he led the acquisition process of the Argentine subsidiary of Banco Société Générale. He served as Principal Director of Adval, Vice President of the Board of Tarjeta Automática S.A., President of the Board of Sofital, and President of the Board of Supervielle Asset Management, and he was also Board member of Grupo Supervielle and Banco Supervielle until February 2013. From that date, he participated as a Board member in various companies in the real estate and agricultural sectors and advised in financial and capital market areas for construction companies, an activity he keeps performing independently.

Hugo Enrique Santiago Basso holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully led the merger project with Société Générale Argentina. In 2007, he spearheaded the startup of “Cordial Negocios,” a unit focused on microfinance. He later transitioned to the consulting sector, working for Mars & Co., where he was responsible for competitive strategy for multinational CPG companies. For the past nine years, he has lived in California, United States, where he has built a successful career in finance within the premium wine industry. After working at Treasury Wine Estates and E&J Gallo, he joined Jackson Family Wines, overseeing costing and inventory management for a portfolio of twenty luxury wineries. Currently, he serves as a Director of Grupo Supervielle and as Director of Espacio Cordial.

Matías Jules Bernard Supervielle studied Mechanical Engineering at Princeton University. From 2019 to 2020 he served as Associate Consultant at Bain & Co. From 2020 to 2022 he was Regional Strategy Manager of Kavak Startup dedicated to the purchase, sale and reconditioning of pre-owned cars. Since 2022 he has been CEO & CO-Founder of Volanti, a management and sales company for cars repair shop and is currently Director of IOL invertironline.

Jacques Patrick Supervielle holds a degree in Business Administration from the Argentine Catholic University. He has experience in the financial area and is a Qualified Investment Advisor before the CNV at IOL invertironline. He worked in project management, development of financial product applications and application of agile methodologies for IUDÚ Compañia Financiera S.A. He participated in the development of smart contracts in Blockchain. He is Director at SAM and President of the Association of Argentine Banks (“ADEBA Joven”).

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

The members of the Board of Directors and the Supervisory Committee of companies admitted to the public offering regime in Argentina must inform the CNV within ten (10) business days from the date of their appointment whether such members of the Board of Directors or the Supervisory Committee are “independent” pursuant to the CNV standards.

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

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by the shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on the annual ordinary shareholders’ meeting to consider our financial statements as of December 31, 2025.

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

The following chart shows the members of our Supervisory Committee appointed by the annual ordinary shareholders’ meeting held on April 22, 2025. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent. All of the members of our Supervisory Committee were appointed for the term of one year, until the annual shareholders’ meeting that considers the financial statements corresponding to the fiscal year ended December 31, 2025.

Name	Office	Beginning Date of Office	Date of Birth
Miriam Beatriz Arana	Syndic	April 23, 2025	January 18, 1962
Carlos Alfredo Ojeda	Syndic	July 25, 2019	January 17,1944
María Valeria Del Bono Lonardi	Syndic	April 24, 2018	September 6, 1965

Name	Office	Beginning Date of Office	Date of Birth
Carlos Enrique Lose	Alternate Syndic	June 8, 2009	October 2,1943
Roberto Aníbal Boggiano	Alternate Syndic	June 8, 2009	September 1,1955
Jorge Antonio Bermúdez	Alternate Syndic	April 28, 2020	March 12, 1946

The following are academic and professional backgrounds of the Supervisory Committee members:

Miriam Beatriz Arana holds a degree in Accountancy from the Universidad de Buenos Aires, with extensive experience as an independent tax advisor. She served as an associate accountant at Estudio Liguori & Asociados, advising companies such as Vidrieria Argentina S.A., Saint Gobain Group, Domec S.A., Transportes Furlong S.A., and Carl Zeiss. Additionally, she acted as Tax Manager for the Maersk Line Group, responsible for Argentina, Uruguay, and Paraguay, until 2012. Currently, she holds the position of Syndic of Grupo Supervielle, Banco Supervielle, Sofital, Espacio Cordial, Supervielle Seguros, MILA, IOL invertironline, Portal Integral de Inversiones S.A.U., Supervielle Productores Asesores de Seguros, and Supervielle Agente de Negociación.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle.

María Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle and as an Alternate Syndic of Banco Supervielle.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle, Espacio Cordial, MILA, IOL invertironline, Portal Integral de Inversiones S.A.U., and Supervielle Agente de Negociación.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He currently serves as an Alternate Syndic of Grupo Supervielle and as Syndic of Banco Supervielle.

Jorge Antonio Bermúdez holds a degree in Accountancy from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle, Banco Supervielle, Espacio Cordial, MILA, IOL invertironline, Portal Integral de Inversiones S.A.U., and Supervielle Agente de Negociación.

According to the provisions of Section 79 of the Argentine Capital Markets Law, listed companies which have an audit committee are allowed not to have a Supervisory Committee. Such decision may only be adopted by an extraordinary shareholders meeting with a special quorum and supermajority of 75% of the voting stock.

Grupo Supervielle’s Officers

The following table sets forth certain information about our executive officers:

Name	Office	Profession	Date of Birth
Julio Patricio Supervielle	Chief Executive Officer	Business Administration	December 13, 1956
Mariano Biglia	Chief Financial Officer	Public Accountant	December 16, 1978
Celeste Ibañez	Chief Legal & Compliance Officer	Lawyer	August 11, 1977
To be appointed (1)	Chief Risk Officer	-	-
Sergio Gustavo Vázquez	Chief Audit Executive Officer	Business Administration and Public Accountant	May 1, 1974
Cecilia Lopez y Lopez	Chief People Officer	International Relations	October 7, 1975
Ana Bartesaghi	Chief Corporate Affairs and IRO	Public Accountant	April 11, 1968
(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

Cecilia Lopez y Lopez has been our Chief People Officer since June 2025. With more than 25 years of experience, Cecilia has developed deep cross-disciplinary knowledge in all key areas of people management, including talent development, organizational leadership, cultural transformation, implementation of change strategies, and aligning leadership teams with the business vision. Previously, Cecilia served as Corporate Human Resources Manager at Insud, where she led a profound transformation of the area. She reorganized the department around "moments that matter," drove cultural change, redesigned the performance management system, and promoted a new compensation philosophy. Prior to that, she developed a solid 25-year career at Cargill, where she held the role of Regional Leader of Human Resources Solutions for Latin America. She holds a bachelor’s degree in international relations and earned an honors diploma from the University of Salvador. She completed the Strategic Leadership in Human Resources program at the School of Industrial and Labor Relations at Cornell University (USA) and the Catalyst executive program at INSEAD Business School (France).

Ana Bartesaghi is Grupo Supervielle’s Chief Corporate Affairs and Investor Relations Officer since September 2011. She also serves as Director of Supervielle Seguros and Sofital. She was previously Head of Capital Markets at Banco Supervielle S.A. from 2004 to 2011 and she held prior positions at Citibank, Banco CMF, and Société Générale. She is a Certified Public Accountant from the University of Montevideo in Uruguay, and a post graduate degree in Economics from University of CEMA in Buenos Aires. She has 31 years of industry experience.

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

We have not entered into employment contracts with the members of our Board of Directors, except for Atilio Dell’Oro Maini who entered into an employment contract with the Bank. We have assigned certain executive and technical-administrative functions to some of our directors. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

The aggregate compensation paid to our directors, senior management and members of our Supervisory Committee in 2025 was approximately Ps.4,716 million, Ps.10,579 million and Ps.14.1 million, respectively. Senior management compensation includes compensation paid to certain senior officers of the Bank.

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

The Bank’s corporate governance model contains most of the recommendations made by the Central Bank and the CNV regarding corporate governance. Such model provides guidelines regarding decision-making by the Bank’s Board of Directors, as well as certain guidelines for the committees reporting to the Board of Directors. Among other things, the guidelines incorporate provisions to the Board of Directors’ regulations, such as:

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

Alejandra Naughton was appointed Director of Banco Supervielle on July 13, 2020. Before being appointed Director, she was Chief Financial Officer of Grupo Supervielle since 2011 and Chief Financial Officer of Banco Supervielle since 2012. She holds a degree in Economics from the Universidad de Buenos Aires and a post-graduate degree in Project Management from Universidad de

Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she obtained the “Expert in Finance and Management Accounting” and “Expert in Corporate Governance” degrees, at the Federal Reserve Bank of New York, where she obtained the “Expert in Management and Operations” degree, and at the IMF, where she obtained the “Expert in Safeguards Assessment” degree. From 1994 to 2007, she served on the Central Bank’s staff in several senior positions, including Deputy General Manager from 2003 to 2007 and Argentine Representative to the Governance Network at the Bank for International Settlements in Switzerland. During 2007 and 2008, she worked as a consultant at the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since our IPO in 2016 allows her to take on a stewardship role as Grupo Supervielle pursues its reporting responsibilities with the market and financial authorities. She also provides permanent support to our IR Program. Ms. Naughton currently serves as Second Vice Chairperson of Banco Supervielle, Director of Supervielle Seguros, Vice Chairperson of MILA, Director of IOL invertironline, Director of Supervielle Productores Asesores de Seguros, Director of Supervielle Agente de Negociación, Director of IOL Holding, Director of Portal Integral de Inversiones S.A.U., Director of Espacio Cordial and Director of IOL Agente de Valores S.A.

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

Banco Supervielle’s Officers

The following table sets forth certain information about the Bank executive officers:

Name	Office	Date of Birth	Profession
Gustavo Alejandro Manriquez	Chief Executive Officer	August 23, 1969	Business Administration
Mariano Biglia	Chief Financial Officer	December 16, 1978	Public Accountant
Cecilia Lopez y Lopez	Chief People Officer	October 7, 1975	International Relations
Leonardo Maglia	Chief Technology Officer	January 18, 1969	Information Systems
To be appointed (1)	Chief Risk Officer	-	-
Celeste Ibañez	Chief Legal & Compliance Officer	August 11, 1977	Lawyer
Sergio Gustavo Vazquez	Chief Audit Executive Officer	May 1, 1974	Business Administration and Public Accountant
Ignacio Juan Morello	Chief Corporate Banking Officer	December 19, 1967	Industrial Engineering
Bruno Jesus Arcucci	Chief Consumer Banking Officer	August 20, 1974	Marketing
Ana Inés Bartesaghi	Chief Corporate Affairs and Investor Relations Officer	April 11, 1968	Public Accountant

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

Leonardo Maglia was appointed Chief Technology Officer (CTO) of Banco Supervielle in December 2025. He has more than 30 years of experience in technology and business, specializing in banking, fintech, and digital platforms. He has led digital transformation processes, technological modernization, and operations management in leading financial institutions in Argentina and Latin America. He served as CIO at Banco Macro and Banco Comafi, driving digital architecture, agile methodologies, and highly complex strategic projects. As co-founder of Nubi and Henry, he contributed to the creation and scaling of innovative startups, integrating strategic vision, technological development, and business operations. Leonardo holds a degree in Information Systems from Universidad del Salvador.

Ignacio Juan Morello has served as Chief Corporate Banking Officer since February 2025. He joined Grupo Supervielle in September 2019, initially leading the Corporate Banking and Megras business in AMBA and later expanding his role nationwide in October 2023. His responsibilities include the development of all the Bank’s businesses with large and medium-sized companies. Ignacio holds a degree in Industrial Engineering from the University of Buenos Aires and a Master’s in Finance from the University of CEMA. Additionally, he has completed Executive Education programs at Columbia, MIT, and Stanford. Before joining Supervielle, Ignacio spent 26 years at Citibank, where he held various positions in Citi Argentina’s Corporate and Investment Banking division, served as General Manager of Citibank Paraguay and Citibank Puerto Rico, and was CEO of Citibank Argentina’s Retail Business.

Bruno Jesus Arcucci has served as Chief Consumer Banking Officer at Grupo Supervielle since March 2025. He joined Banco Supervielle in November 2015, holding various roles within the Individual and Business Segments, as well as in commercial areas within the Branch Network. In 2022, he assumed the role of Executive Manager of Distribution and Sales, overseeing key areas of the in-person and virtual business, the Customer Service Model, and the Commercial Management Model. In 2024, he expanded his responsibilities to include Public Banking, Payroll Plans, and Customer Experience. Bruno holds a degree in Marketing from Universidad Abierta Interamericana, complemented by a Postgraduate Degree in Finance from ADEM Business School and an MBA from IAE Business School. He has over 20 years of experience in the industry, having previously worked at Banco Galicia in various commercial business areas.

For the biographies of Mr. Mariano Biglia, Mrs. Celeste Ibañez, Mrs. Cecilia Lopez y Lopez, Mr. Sergio Vázquez and Mrs. Ana Bartesaghi, see “—Grupo Supervielle’s Officers.”

IOL invertironline’s Board of Directors

Our subsidiary, IOL invertironline, is managed by its own Board of Directors, which is currently comprised of six members.

Name	Title	Date of first appointment to the Board	Date of expiration of current term	Date of Birth
Julio Patricio Supervielle	Chairman	September 24, 2018	December 31, 2027	December 13, 1956
Atilio María Dell´Oro Maini	Vice-Chairman of the Board	September 24, 2018	December 31, 2027	February 13, 1956
Matias Jules Bernard Supervielle	Director	April 20, 2021	December 31, 2027	September 30, 1996
Alejandra Gladis Naughton	Director	June 30, 2020	December 31, 2027	September 22, 1962
Daniela Margoth Espinosa Cordova	Director	January 31, 2025	December 31, 2027	August 8, 1977
Marcos Kantt	Director	April 15, 2025	December 31, 2027	April 29, 1981

Set forth below are the biographical descriptions of Markos Kantt and Daniela Margoth Espinosa Cordova. For biographical descriptions of Mr. Julio Patricio Supervielle, Mr. Atilio María Dell´Oro Maini, Mr. Matias Jules Bernard Supervielle and Mrs. Alejandra Gladis Naughton, see “—Grupo Supervielle’s Board of Directors” and “—Banco Supervielle’s Board of Directors.”

Daniela Margoth Espinosa Cordova was appointed Director of IOL invertironline in January 2025.  She started her career as as a banker, she worked at Citibank for 12 years, her last position was Country Risk Manager for Ecuador.  She later was CFO for two of the largest Family owned businesses In Ecuador Consorcio Nobis and Grupo KFC, Board Member of various companies and President of the Technology and Innovation Chamber in Ecuador.   In 2016 she cofounded Kushki, the first Ecuadorian unicorn.  She was part of Kushki until the company closed an extension of Round B and had a unicorn valuation,  growing the team from 1 to 700 employees.   She is now and angel investor in startups, Board Member, Formal advisor for startups and helps VCs in the due dilligence of companies.   She graduating with Magna Cum Laude with a BA in Finance from Universidad San Francisco de Quito, completed and MBA in IDE Business School with a Suma Cum Laude, Finance for Senior Executives in Harvard Business School and Stanford Artificial Intelligence for Business Managers. She was awarded as one of the 500 Most Innovative persons in Latam by Bloomberg en Línea in 2021. Daniela is capable of growing a company, opening countries' strategy, understanding the fundamentals of an industry and opportunities, helping the team to raise funds (also debt and capital markets), creating teams, great knowledge on the corporate world and B2b Sales, product, finance, risk management and great expertise in Fintech.

Marcos Kantt was appointed Director of IOL invertironline in April 2025. Marcos is the Chief Financial Officer at Habi, the leading property technology company in Spanish-speaking Latin America. Since joining in 2021, Marcos has played a critical role in significantly scaling the company’s regional platform, leading all financial and strategic functions, including corporate development, M&A, investor relations, capital raising, treasury, budgeting, accounting, reporting, inventory management, and internal controls. Before Habi, Marcos spent nearly two decades at Credit Suisse First Boston and Bank of America, advising clients across the U.S. and Latin America on more than $130 billion in transaction volume. His expertise spans financial institutions, fintech, and real estate, with a focus on complex M&A, IPOs, debt, and other capital markets transactions. Marcos earned his bachelor’s degree cum laude in Computer Information Systems and Finance from the University of Miami, after transferring from Universidad de San Andrés in Buenos Aires,

Argentina. In addition to his role at Habi, Marcos serves as an Operating Partner at 30N Ventures and is an active mentor at Endeavor. He lives in New York City with his wife and two daughters.

IOL invertironline’s Officers

The following table sets forth certain information about the IOL invertironline executive officers:

Name	Office	Date of Birth	Profession
Diego Pizzulli	Chief Executive Officer	April 14, 1985	Economics
Juan Manuel Costa	Chief Technology Officer	November 26, 1985	Software Engineering
Juan Martín Benitez	Chief Operating Officer	September 30, 1992	Economics
Lorena Malatesta	Vice President of Marketing	January 11, 1982	Public Accountant Business Administration
Maximiliano Donzelli	Director of Strategies and Trading	May 22, 1984	Economics

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

Juan Manuel Costa is the Chief Technology Officer (CTO) at IOL Inversiones, where he leads the company’s technological transformation with a focus on artificial intelligence, big data, and cybersecurity. With a solid background in the tech and fintech worlds, Juan Manuel has led high-impact teams at companies such as PayClip, Wildlife Studios, and Despegar. Originally from Patagonia, he combines his passion for technology with an explorer’s spirit, often challenging himself through skiing and mountain climbing. At IOL invertironline, he now drives agile, secure, and user-centered digital solutions to make investing in Argentina increasingly simple and accessible.

Juan Martín Benitez is Chief Operating Officer at IOL invertironline, has over 8 years of experience in digital and financial businesses. Throughout his career, he has held strategic roles focused on enhancing customer experience and optimizing operational efficiency. He holds a degree in Economics from Universidad del Salvador.

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

Maximiliano Donzelli is Director of Strategies and Trading at IOL Inversiones. He holds a Master's degree in Finance from Universidad Torcuato Di Tella (UTDT) and a Bachelor's degree in Economics, cum laude, from Universidad de Buenos Aires (UBA). Prior to his current role, he spent 10 years in the Finance division of Banco Supervielle, where he served as Senior Economist in the Research Department and as Senior Capital Markets Analyst. He is a faculty member of the Master's in Finance program at UTDT, where he serves as professor and thesis advisor. Previously, he has taught undergraduate and graduate courses at UBA, as well as in the Master's in Finance programs at Universidad San Andrés and Universidad del CEMA.

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

Committees Reporting to Grupo Supervielle’s Board of Directors

Audit Committee

Pursuant to the Argentine Capital Markets Law and its implementing regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance, accounting, banking and audit matters. Under the CNV regulations, at least a majority of the members of the audit committee must be independent directors. As a foreign private issuer listed in the United States, our audit committee is composed of independent members designated by our Board of Directors, who are independent under Rule 10A-3 under the Exchange Act. All three members of our audit committee are financially literate and Laurence Nicole Mengin de Loyer is a financial expert.

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

The Audit Commitee has a written charter that establishes its duties and responsibilities. The current charter was approved by our Board of Directors on March 30, 2026.

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

The following chart shows the current membership of our Audit Committee:

Name	Position	Profession	Status(1)
Eduardo Pablo Braun	Chairman of the Committee, Director	Industrial Engineer and Business Administration	Independent
Laurence Nicole Mengin de Loyer(2)	Director	Business Administration (Financial Expert)	Independent
Gabriel Alberto Coqueugniot	Director	Civil Engineer	Independent
(1)	Pursuant to Rule 10A-3 of the Exchange Act.
(2)	Laurence Nicole Mengin de Loyer is a non-independent director pursuant to the CNV Regulations, whereas she is an independent director pursuant to Rule 10A-3 of the Exchange Act.

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

The following table sets forth the members of the risk management committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Committee, Chairman of the Board and CEO
Laurence Nicole Mengin de Loyer	Director
To be appointed (1)	Chief Risk Officer (CRO)

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

•revises from time to time the terms of the Code of Ethics and of the Code of Corporate Governance; and

•carries out any other acts within its competence, as may be requested by the Board of Directors.

The following table sets forth the members of the ethics, compliance and corporate governance committee.

Name	Position
Atilio Dell’Oro Maini	Director, Chairman of the Committee
Laurence Nicole Mengin de Loyer	Director
Gustavo Alejandro Manriquez	CEO of Banco Supervielle
Celeste Ibañez	Chief Legal & Compliance Officer
Agustina Carla Trotta	Manager of Corporate Affairs
Laura Guardabrazo	COE Compliance. Secretary of the Committee

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

•	dictates guidelines to conduct annual performance evaluations of personnel;
•	submits proposals to the Board of Directors for appointments of senior managers of the companies of Grupo Supervielle (CEO, and Senior Managers);
•	promotes achievement of high standards of integrity and honesty on the part of all employees of Grupo Supervielle and its subsidiaries;
•	approves and inform the Board of Directors of the contracting of insurance policies applicable to the Board of Directors and members of Senior Management;
•	reviews the organizational structure of Grupo Supervielle and its subsidiaries;
•	proposes recommendations to the Board of Directors regarding its composition; and
•	exercises those other competencies assigned to this committee by the Board of Directors.

The following table sets forth the members of the Nominations and Remuneration Committee:

Name	Position
Eduardo Pablo Braun	Independent Director, Chairman of the Committee
Laurence Mengin de Loyer (1)	Independent Director
Hugo Enrique Santiago Basso	Director

(1) Ms. Mengin de Loyer is a non-independent director pursuant to the CNV Regulations, whereas she is an independent director pursuant to Rule 10A-3 of the Exchange Act.

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

•

review of any information related to any material fact that must be submitted to the Argentine Securities and Exchange Commission, the Buenos Aires Stock Exchange, the A3 Mercados S.A., the SEC, the New York Stock Exchange, the Argentine Central Bank, the Superintendency of Insurance, and any other regulatory body with which it interacts and which relates to (i) mandatory reports; (ii) press releases containing financial information, information on significant or material transactions; (iii) publication of relevant facts, (iv) oral communication and written correspondence for dissemination to shareholders and investors; and (v) any other relevant piece of information that should be communicated; and

•	propose to the Board the policy for the management of confidential information and control its compliance, particularly that related to legal persons.

The following table sets forth the members of the disclosure committee.

Name	Position
Atilio Dell’Oro Maini	Director
Laurence Nicole Mengin de Loyer	Director Chairman of the Committee
Julio Patricio Supervielle	CEO
To be appointed (1)	Chief Risk Officer (CRO)
Celeste Ibañez	Chief Legal & Compliance Officer
Ana Inés Bartesaghi Bender	Chief Corporate Affairs and IRO, Secretary of the Committee
Matías González Carrara	Head of Accountancy of Grupo Supervielle

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

The following table sets forth the members of the committee for the analysis of operations with related parties.

Name	Position
Julio Patricio Supervielle	Chairman of the Board, CEO and Chairman of the committee
Atilio Dell’Oro Maini	Director
To be appointed (1)	Chief Risk Officer (CRO)
Celeste Ibañez	Chief Legal & Compliance Officer
Other upon invitation	CEO of any subsidiary which operation is under committee’s analysis

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

The following table sets forth the members of the cybersecurity committee.

Name	Position
Julio Patricio Supervielle	Chairman of the Board and CEO, Chairman of the Committee
Atilio Dell’Oro Maini	Director
Gabriel Alberto Coqueugniot	Director
Gustavo Alejandro Manriquez	CEO of Banco Supervielle
To be appointed (1)	Chief Risk Officer (CRO)
Sergio Landro	Chief Information Security Officer (CISO), Secretary

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

Committees Reporting to Banco Supervielle’s Board of Directors

In accordance with Central Bank regulations, the Bank has several Board committees: the Audit Committee (Central Bank regulations on “Minimum Standards for Internal Controls,” as amended), the Technology and Information Committee (Central Bank regulations on “Minimum Requirements for the Management and Control of Technology and Information Security Risks,” as amended), the Committee on Control and Prevention of Money Laundering and Financing of Terrorism (Communications “A” 6709, as amended), and the Senior Credit Committee. In addition, the Bank also has a Risk Management Committee. Each of the Bank’s Board committees has its own internal charter. Each committee must report to the Board on a periodical basis and submit an annual report. According to the size, complexity, economic importance and risk profile of the financial institution and the economic group in question, it is recommended that other specialized committees be established, with a clear definition and disclosure of their mandates, composition (including members considered independent) and working procedures, such as a Personnel Incentives Committee, responsible for overseeing that the system of economic incentives to personnel is consistent with the culture, objectives, long-term business, strategy and control environment of the entity, as formulated in the relevant policy, a Corporate Governance Committee, which evaluates the management of the Board of Directors and the renewal and replacement of senior management or Ethics and Compliance Committee, to ensure that the entity has adequate means to promote appropriate decision making and compliance with internal and external regulations, among others.

Audit Committee

The audit committee is formed by at least two members of the Bank’s Board of Directors and its internal audit manager. The Board of Directors appoints the members of the audit committee for a term of two or three years. The CEO is invited to attend the meetings.

The audit committee is responsible for assisting the Board of Directors in controlling compliance with policies, processes, procedures and rules set forth for each of the Bank’s business areas and for evaluating and approving the corrective measures proposed by the internal audit area.

The following table sets forth the members of the audit committee:

Name	Position
Patricia Furlong	Director, Chairman of the Committee
Alejandra Naughton	Director
Sergio Vazquez	Chief Audit Executive Officer, Secretary of the Committee

Technology and Information Committee

The Technology and Information Committee is formed by at least one Director appointed by the Board of Directors, the Chief Technology Officer, the CEO, the CRO, the Head of Technology Infrastructure and Operations IT, the Chief Product Officer, Head Product Channels, the Head of Strategy, Architecture and Data, and the Head of IT Governance.

The Technology and Information Committee is responsible, among other things, for the following activities: (i) controlling the adequate operation of the IT environment; (ii) contributing to the effectiveness of the IT environment; (iii) considering the IT plan and submitting it for the approval of the Board of Directors; (iv) taking notice of the IT and plan and reviewing it; (v) periodically evaluating such plan and the level of compliance with it; (vi) reviewing audit reports related to IT and the relevant action plans to overcome any issues or weaknesses arisen from them; (vii) maintaining an adequate dialogue with the external auditing division of the Superintendency; (viii) taking knowledge and comply with of all applicable regulation of the Central Bank and other regulatory bodies; (ix) taking knowledge and approving the resources for the management of the systems contingency plan; (x) taking knowledge of the new projects within the committee’s competence and managing the priorities of each of them; (xi) taking knowledge of deviations in relation to the projects assigned to the IT team; (xii) overseeing the financial budget of IT; and (xiii) approving policies, standards, and any procedure related to IT.

The following table sets forth the members of the Technology and Information Committee.

Name	Position
Patricia Furlong	Director, Chairman of the Committee
Julio Patricio Supervielle	Director
Leonardo Rodolfo Maglia	Chief Technology Officer, member and Secretary of the Committee
Gustavo Alejandro Manriquez	CEO
To be appointed (1)	CRO
Other members of management team:	Head of Technology Infrastructure and Operations IT
Chief Product Officer
Head of Strategy, architecture and Data
Head of IT Governance Head Product Channels

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

Committee on the Control and Prevention of Money Laundering and Financing of Terrorism

The committee on the control and prevention of money laundering and financing of terrorism is formed by at least two directors (one of whom will chair the committee and will act as Corporate Compliance Officer with the Financial Intelligence Unit (FIU) and another that will act as Alternate Compliance Officer with the Financial Intelligence Unit), CEO, Chief Technology Officer (CTO), CRO and the Manager of AML, who will act as Secretary. The Board of Directors appoints the members of the control and prevention of money laundering and financing of terrorism committee. The committee on the control and prevention of money laundering and financing of terrorism has to: (i) consider the Bank’s general strategies and policies in the area of money laundering prevention designed by the Senior Management and submit them for Board of Directors’ approval; (ii) approve the internal procedures necessary to ensure effectiveness and compliance with the regulations and policies in force, promote their implementation and control their performance; (iii) take knowledge of the amendment to applicable regulations and ensure that the updates of internal policies and procedures manuals are timely carried out; (iv) ensure the adoption of a formal and permanent and up-to-date training program for the personnel; (v) have an understanding in the consideration and survey of the best market practices related to the prevention of money laundering and financing of terrorism and promote their application in the Bank; (vi) analyze the reports of unusual operations raised by the AML Department or any other Bank officer and, subject to legal advise, arrange for their report with the relevant authorities; (vii) take knowledge of and promote compliance with the corrective measures that have arisen as a result of the external and internal audit reports related to the prevention of money laundering and terrorism financing; (viii) appoint the Head of Prevention of Money Laundering and Terrorism Financing with the concurrence of the Board of Directors; (ix) inform the control authorities about the removal or resignation of the Corporate Compliance Officer before the FIU within 15 business days of the occurrence, stating the relevant causes of such removal or resignation; (x) coordinate with Internal Audit for the periodic implementation of external audits carried out by recognized firms specialized in the field; (xi) ensure due compliance with the reporting duties to the competent authorities; and (xii) carry out all those functions as may be established by the Central Bank and the FIU from time to time.

The following table sets forth the members of the committee on control and prevention of money laundering and financing of terrorism:

Name	Position
Alejandra Naughton	Director, Chairman of the Committee and Corporate Compliance Officer with the FIU
Javier Conigliaro	Director and Alternate Compliance Officer with the FIU
Gustavo Alejandro Manriquez	CEO
Leonardo Rodolfo Maglia	CTO
To be appointed (1)	CRO
Alejandra Commidari	AML Manager - Secretary

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

The following table sets forth the members of the Risk Management Committee:

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Gustavo Alejandro Manriquez	CEO
Alejandra Gladis Naughton	Director
Javier Conigliaro	Director
To be appointed (1)	CRO– Secretary

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

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

Name	Position
Julio Patricio Supervielle	Chairman of the Board, Chairman of the Committee
Gustavo Alejandro Manriquez	CEO
Alejandra Gladis Naughton	Director
Javier Conigliaro	Director
Atilio Dell´Oro Maini	Director
Sergio Landro	CISO of Grupo Supervielle S.A
To be appointed (1)	CRO

(1)	On March 3, 2026, the position of Chief Risk Officer became vacant. We will appoint a replacement Chief Risk Officer.

Senior Credit Committee

The Bank’s credit committee is formed by the Chairman of the Board, a Director of the Board, the CEO, the Chief Risk Officer, the Chief Corporate Banking Officer, and the Manager of Credit Officer for Corporate Banking and Financial Institutions Other Committees

The Bank has other management committees, such as the Assets and Liabilities Committee and the Operational and Reputational Risk Committee.

Item 6.B.Compensation

For the year ended December 31, 2025, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was Ps.19,573,372 thousand, which includes both share-based payments and cash compensation. For information about common shares and options beneficially owned by the members of our Board of Directors and our executive officers, including as part of compensation, see “Item 6.E. Share Ownership.”

Incentive-based Plan for Senior Management and Directors

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

On May 7, 2025, our Board of Directors approved the adoption of a stock option plan (the “Stock Option Plan”) which is directed to certain employees and key officers of Grupo Supervielle and its controlled subsidiaries. Its purpose is to align the performance and incentives of these participants with our strategic objectives, enhance talent retention, and promote the creation of long-term, sustainable value for our shareholders.

Under the Stock Option Plan, we may issue stock options corresponding to up to 17,707,000 Class B shares. As of December 31, 2025, we have issued options corresponding to 13,132,218 Class B shares at the strike price and with the vesting schedule specified in each corresponding award agreement to certain employees and key officers of the Bank and other subsidiaries. As of December 31, 2025, there were 4,574,782 shares available for future issuance under the Stock Option Plan.

During 2025, we granted options to our directors and officers under the Stock Option Plan corresponding to 9,277,976 Class B shares in the aggregate, at the strike price of US$1.148 and with an expiration date of October 1, 2032.

Item 6.C.Board Practices

For information about the members of our Board of Directors and our executive officers, and our Audit Committee and our Nomination and Remuneration Committee, see “Item 6.A. Directors and Senior Management.”

Item 6.D.Employees

As of December 31, 2025, 2024 and 2023, we had on a consolidated basis 3,348, 3,456 and 3,663 employees, including permanent and temporary employees, respectively.

As of December 31, 2025, 2024 and 2023, at the holding company we had 3, 4 and 4 employees respectively.

Banking business employees.

As of December 31, 2025, 2024 and 2023, the Bank had 2,917, 3,024 and 3,196 employees, respectively. As of December 31, 2025, 69.5% of the Bank’s employees were members of a national union in which membership is optional. The Bank has not experienced any significant conflicts with this union.

All management positions in the Bank are held by non-union employees. As of December 31, 2025, the Bank’s employees were under collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, while the Bank’s managers were covered by general contractual labor laws.

However, senior management, as is the case for all other banks in Argentina, is not under a union’s supervision with respect to remuneration and other labor conditions and follows the applicable regulation in this respect.

The Bank currently does not maintain any pension or retirement program for its employees. In order to incentivize the performance of its employees, in the past the Bank implemented several incentive payment plans for its employees linked to performance and results.

Insurance Segment employees

•

As of December 31, 2025, 2024 and 2023, Supervielle Seguros had 98, 125 and 120 employees, respectively. At December 31, 2025, 94% of its employees were under the collective bargaining agreement No. 264/95 Convenio Colectivo de Empleados de Seguros y Reaseguros, and 12.2% of its employees were union members from the Sindicato del Seguro de la República Argentina.

•

As of December 31, 2025, 2024 and 2023, Supervielle Productores Asesores de Seguros had 30, 32 and 34 employees, respectively. As of December 31, 2025, none of its employees were union members. As of December 31, 2025, all of its employees were under the collective bargaining agreement.

InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. employees:

•

As of December 31, 2025, 2024 and 2023, InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. had 192, 158 and 169 employees, respectively. As of December 31, 2025, none of these employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). Employees of InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U. are not unionized and are covered only by general contractual labor laws.

Supervielle Asset Management employees:

•

As of December 31, 2025, 2024 and 2023, SAM had 12, 12 and 12 employees, respectively. As of December 31, 2025, employees of SAM are not unionized and are covered only by general contractual labor laws. SAM currently does not maintain any pension or retirement program for its employees. SAM incentivizes employee performance through several incentive payment plans linked to performance and results.

Supervielle Agente de Negociación employees:

•

As of December 31, 2025, 2024 and 2023, Supervielle Agente de Negociación had 2, 3 and 3 employees. Employees of Supervielle Agente de Negociación are not unionized and are subject only to the applicable labor laws.

Espacio Cordial employees:

As of December 31, 2025, 2024 and 2023, Espacio Cordial had 57, 66 and 91 employees, respectively. As of December 31, 2025, 100% of Espacio Cordial’s employees were under the collective bargaining agreement No. 18/75, which regulates labor contracts of financial entities, including the Bank’s.

MILA employees:

As of December 31, 2025, 2024 and 2023, MILA had 37 36 and 34 employees, respectively. As of December 31, 2025, 59% of MILA’s employees were under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (Convenio de Comercio). The remaining 41% of employees were covered by general contractual labor laws.

Compensation

Labor relations in Argentina are governed by specific legislation, such as the Labor Law, the Labor Reform, and the Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted.

Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups together companies according to industry sectors and by trade unions. The Labor Reform introduced significant changes to the framework governing collective bargaining agreements. Pursuant to the amended Collective Bargaining Law, higher-level (activity-wide) collective bargaining agreements may no longer modify or override the content of lower-level (company or enterprise-level) agreements. Furthermore, a company-level collective bargaining agreement prevails, within its scope of personal and territorial representation, over an activity-level agreement, whether the latter was executed before or after the company-level agreement.

While the general process of negotiation remains standardized, each chamber of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. The parties must negotiate in good faith, which includes attending scheduled meetings, designating negotiators with sufficient authority, exchanging relevant information—including data on productivity, employment levels and projected trends—and making reasonable efforts to reach agreements. In the context of enterprise-level collective bargaining, the information exchange obligation extends to additional matters, including the economic situation of the company, unit labor costs, absenteeism indicators, anticipated technological and organizational innovations, and work time organization, among others. Where either party unjustifiably refuses to engage in collective bargaining in violation of the good faith principle, the affected party may request the Secretary of Labor, Employment, and Social Security (Ministry of Human Capital) (the “Secretariat of Labor”) to intervene, or may pursue a summary judicial action before the competent labor court, with potential fines of up to 20% of the total payroll attributable to the workers covered by the negotiation.

In the banking sector, salaries continue to be established on an annual basis through negotiations between the chambers that represent the banks and the banking employees’ trade union. The Secretariat of Labor, mediates between the parties and ultimately approves the annual salary increase to be applied in the banking activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the banking union and to whom the collective bargaining agreement applies. The Labor Reform also reformed the ultra-activity regime: under the amended Collective Bargaining Law, an expired collective bargaining agreement will only maintain its individual normative clauses—those related to individual working conditions and direct benefits for workers—until a new agreement enters into force or the parties agree to extend it, while obligational clauses will remain in effect only by mutual agreement of the parties. Additionally, within one year of the enactment of the Labor Reform, the Secretariat of Labor must convene the parties legitimized to negotiate, renegotiate, or ratify the clauses of expired collective bargaining agreements.

Typically, negotiations took place during the first half of the year. But in recent years, with very high and increasing inflation throughout the year, negotiation periods have been shortened and even include monthly provisions for reopening the agreement to increase salaries following inflation.

The Labor Reform also introduced new provisions regarding compensation structures. The amended Labor Law expressly allows the introduction, through activity-level, regional, or enterprise-level collective bargaining, as well as through individual agreements or unilateral employer decisions, of additional compensatory components beyond mandatory salaries, including dynamic, transitory, fixed, or variable remuneration elements that may take into account both the individual merit of the worker and organizational factors. Notably, these transitory and variable components may be incorporated, modified, or discontinued by the parties, or by unilateral employer decision, at any frequency they determine, and are expressly excluded from the application of tacit continuity, ultra-activity, and custom rules, regardless of the length of time they have been maintained. In addition, each company remains entitled, regardless of union-negotiated mandatory salary increases, to grant its employees additional merit increases or variable compensation schemes.

Furthermore, the Labor Reform established the FAL, a mandatory employer-funded mechanism intended to assist employers in meeting severance and other termination-related payment obligations set forth in the Labor Law. Each employer must establish a segregated account within one of the funds administered by entities authorized by the CNV, with contributions to be determined by the applicable regulations. These accounts constitute separate, specifically designated, inalienable, and non-attachable assets, and their resources may only be applied to cover the termination-related obligations specified in the law. In addition, the amended Labor Law now allows employers—either through collective bargaining agreements or by their own election—to substitute the statutory severance regime with a termination fund or system, the cost of which must be borne by the employer. Employers participating in the FAL regime are also eligible for a corresponding reduction in employer social security contributions.

As of the date of this annual report, certain provisions of Labor Reform  have already been subject to judicial challenges, and there can be no assurance that all or part of the Labor Reform will be upheld by Argentine courts or that its provisions will not be modified, suspended, or declared unconstitutional, in whole or in part, as a result of ongoing or future litigation. In addition, the interpretation and practical application of the new legal framework by labor courts and administrative authorities remain uncertain at this early stage. Accordingly, the ultimate scope and impact of the Labor Reform on our labor relations, compensation structures, and termination-related costs cannot be predicted with certainty at this time, and any adverse judicial or regulatory developments could materially affect the anticipated benefits of the reform. See “—Risk Factors—Risks Relating to Argentina—Government or labor pressure to grant salary increases and/or additional benefits may affect business conditions in Argentina”.

Item 6.E.Share Ownership

The following table presents our common shares beneficially owned by each of our directors and members of our senior management listed in this annual report as of March 31, 2026.

Name	Class A shares	Percentage of outstanding Class A shares	Class B shares	Percentage of outstanding Class B shares	Percentage of outstanding total capital stock
Julio Patricio Supervielle	61,738,188	100.00%	50,621,289(1)	13.28874%	25.38212%
Atilio Dell’Oro Maini	—	—	40,473	0.01062%	0.00914%
Laurence Nicole Mengin de Loyer	—	—	37,216	0.00977%	0.00841%
Eduardo Pablo Braun	—	—	2,230	0.00059%	0.00050%
Gabriel Alberto Coqueugniot	—	—	1,693,287	0.44451%	0.38252%
Hugo Enrique Santiago Basso	—	—	—	—	—
Mariano Biglia	—	—	—	—	—
Celeste Ibañez	—	—	—	—	—
Sergio Gustavo Vazquez	—	—	—	—	—
Ana Ines Bartesaghi Bender	—	—	—	—	—
Gustavo Alejandro Manriquez	—	—	—	—	—
Leonardo Rodolfo Maglia	—	—	—	—	—
Bruno Jesus Arcucci	—	—	—	—	—
Ignacio Juan Morello			102,850	0.02700%	0.02323%
Diego Alejandro Pizzulli	—	—	—	—	—
Diego Federico Squartini	—	—	—	—	—
Cecilia Paola Lopez y Lopez De Lorenzi	—	—	—	—	—

(1)	The Class B shares beneficially owned by Mr. Julio Patricio Supervielle may be represented by ADSs, each of which represents five Class B shares.

Common shares held by our directors and members of senior management do not have special voting rights in relation to shares held by our other shareholders.

The following table presents the stock options granted pursuant to the Stock Option Plan to each of our directors and members of our senior management listed in this annual report as of March 31, 2026.

Name	Title and amount of securities called for by the options	Exercise price	Expiration date
Julio Patricio Supervielle	—	—	—
Atilio Dell’Oro Maini	—	—	—
Laurence Nicole Mengin de Loyer	—	—	—
Eduardo Pablo Braun	—	—	—
Gabriel Alberto Coqueugniot	—	—	—
Hugo Enrique Santiago Basso	—	—	—
Mariano Biglia	—	—	—
Celeste Ibañez	—	—	—
Sergio Gustavo Vazquez	—	—	—
Ana Ines Bartesaghi Bender	—	—	—
Gustavo Alejandro Manriquez	984,895 Class B shares	U.S.$1.148	10/01/2032
Leonardo Rodolfo Maglia	—	—	—
Bruno Jesus Arcucci	—	—	—
Ignacio Juan Morello	—	—	—
Diego Alejandro Pizzulli	—	—	—
Diego Federico Squartini	—	—	—
Cecilia Paola Lopez y Lopez De Lorenzi	—	—	—

For further information about our Stock Option Plan, see “–Incentive-based Plan for Senior Management and Directors.”

Item 6.F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Shareholders and Related Party Transactions

Item 7.AMajor Shareholders

As of March 31, 2026, we had 442,671,830 outstanding shares of common stock (including shares held by the Company’s treasury), consisting of 61,738,188 Class A shares and 380,933,642 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of February 28, 2026, we had approximately 59,400 holders of record of our shares.

Pursuant to Section 67 of the Argentine Capital Markets Law, Class B shares held in treasury are automatically cancelled after a three-year statutory period following their acquisition has elapsed without such treasury shares being disposed of, as required under applicable regulations. An automatic cancellation of 14,050,492 treasury shares occurred between August 3, 2025, and February 10, 2026. As a result of the automatic cancellation described above, and in accordance with the relevant legal provisions, the outstanding capital stock of Grupo Supervielle was reduced by an amount equivalent to the aggregate par value of the cancelled shares, resulting in the number of outstanding shares described above.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of March 31, 2026 including shares held by the Company’s treasury, which amounted to 4,940,665 as of March 31, 2026. Calculations of the outstanding voting power and the outstanding capital stock are based on 61,738,188 Class A shares and 380,933,642 Class B shares, although we do not have voting rights in connection with the shares held by the Company’s treasury, see “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” We are not aware of any other shareholder or holder of ADSs that beneficially owns 5.0% or more of any voting class of our securities.

					Percentage
	Class A Shares 5	Class B Shares 1			of Capital		Percentage
Shareholder Name	Votes	Vote		Total Shares	Stock	Total Votes	of Votes
Julio Patricio Supervielle	61,738,188	50,621,289	(1)	112,359,477	25.382116%	359,312,229	52.10258%
Fideicomiso en garantía Supervielle		49,492,485	(2)	49,492,485	11.180401%	49,492,485	7.17673%
Other	—	280,819,868		280,819,868	63.437483%	280,819,868	40.72069%
Total:	61,738,188	380,933,642		442,671,830	100.00%	689,624,582	100.000%
(1)	Includes: (i) 178,278 Class B shares of common stock of Grupo Supervielle, par value Ps.1.00 per share, and (ii) 50,443,000 Class B shares of Grupo Supervielle represented by 10,088,600 ADSs.
(2)	Includes: (i) 19,085,485 Class B shares of common stock of Grupo Supervielle, par value Ps.1.00 per share, and (ii) 30,407,000 Class B shares of Grupo Supervielle represented by 6,081,400 ADSs.

As of December 31, 2025, we have identified 50 record holders of our ADSs (each representing the right to receive five Class B shares) in the United States, and five of our Class B shares in the United States. As of the same date, the record holders of our ADSs located in the United States held in the aggregate approximately 14.5 million of our ADSs, representing approximately 30.7% of our ADSs and 19.0% of our Class B shares.

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

Share Ownership of Banco Supervielle S.A.

As of March 31, 2026, the Bank had 834,347,791 outstanding shares of common stock, consisting of 930,371 Class A shares and 833,417,420 Class B shares, all with a par value of Ps.1.00 per share. Each share of the Bank’s common stock represents the same economic interests, except that holders of its Class A shares are entitled to five votes per share and holders of Class B shares are entitled to one vote per share.

The following table sets forth information regarding the ownership of the Bank’s Class A and Class B shares as of March 31, 2026:

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

Management Services

To the extent that there are no conflicts of interest, we lend management services to our subsidiaries, the Bank, SAM, Sofital, and Espacio Cordial. We also lended management services to IUDÚ Compañia Financiera S.A. and Tarjeta Automática S.A. until their merge into the Bank. Our services include: financial and commercial advisory services, fiscal planning and optimization, defining auditing policies, developing and evaluating upper management, elaborating annual budgets, planning and developing complementary activities and defining the mission of related companies and policies related to social responsibility. These services are provided pursuant to agreements that provide that our subsidiaries will indemnify us for any claim, damage, liability, tax, cost and expense incurred or suffered by us in connection with financial transactions in which such subsidiaries were engaged. The management’s fees are equal to the ordinary and extraordinary costs incurred plus a mark-up of 20% plus 21% VAT. If the services to be provided are of an extraordinary nature, we have the right to additional compensation, the amount of which shall be determined in each case.

The following table sets forth information regarding fees received from our subsidiaries and related parties for our management services for the years ended December 31, 2025 and 2024.

	Grupo Supervielle S.A.
	Year ended December 31,
	2025	2024

	(in thousands of Pesos, plus VAT)
Bank	3,814,071	2,148,127
SAM	6,114	33,845
Sofital	60,092	3,444
Espacio Cordial	35,954	20,248
Total	3,916,231	2,205,664

Capital Contribution

On February 23, 2023, the Bank made a capital contribution to Bolsillo Digital S.A.U.of Ps. 100 million. On the same date, the Bank made a capital contribution to Modo of Ps. 92.4 million.

On June 28, 2023, the Bank made a capital contribution to Bolsillo Digital S.A.U. of Ps. 75 million.

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

Merge by absorption

On December 1, 2023, the Central Bank approved the merger of IUDÚ Compañia Financiera S.A. and Tarjeta Automática S.A.  into the Bank, and therefore IUDÚ Compañia Financiera S.A. and Tarjeta Automática S.A. were merged into the Bank, effective January 2023. These mergers allowed us to simplify the Group’s corporate structure and complete the Group’s corporate integration plans which began in September 2022. As a result, Grupo Supervielle S.A. received 4,783,920 class B shares of Banco Supervielle S.A. with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 per IUDÚ Compañia Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 per Tarjeta Automática S.A.

Transfer of shares

On June 30, 2021, Grupo Supervielle transferred its 41,747,121 common shares of Modo to its subsidiary Banco Supervielle S.A. These shares have a par value of Ps.1 and Banco Supervielle S.A. is entitled to 1 vote for each share.

On August 5, 2021, Grupo Supervielle transferred its shares of Bolsillo Digital S.A.U., which amount to Ps.112,886,316.43 to its subsidiary Banco Supervielle S.A. as part of Grupo Supervielle’s commercial strategy for its payment services business.

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

Operator Services Agreement with the Bank

In March 2016, we entered into an agreement with the Bank pursuant to which the Bank will provide accounting, administrative, legal and treasury services to us. The Bank’s services include, among others: accounting records of transactions and preparation of financial statements, management of institutional relations, structuring and management of funding instruments, liquidity investment operations management, maintenance of our corporate records, management of compliance with disclosure requirements, registration of corporate acts and compliance with information requirements. Pursuant to this agreement, we paid to the Bank in 2025 a total amount of Ps.4.7 million. The term of the agreement is one year and may be renewed automatically at maturity for equal and successive periods. This agreement is renewed automatically and it is in force as of the date of this annual report.

Trademark Licenses

In 2013, we signed agreements with Espacio Cordial and IUDÚ Compañia Financiera S.A. granting them licenses to use certain of our trademarks (including our trademarks for “Cordial,” “Carta App” and “Tienda Supervielle.” We granted these trademark licenses to these subsidiaries to enhance the marketing of certain their products and services related to insurance, health, tourism, credit cards and loans, among others. As a result of the merge between IUDÚ Compañia Financiera S.A. and the Bank, the agreement entered into with IUDÚ Compañia Financiera S.A. was terminated at the beginning of 2023.

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts as of the end of the periods indicated and the single largest exposures during the reporting period:

	As of December 31,
	2025	2024

	(in thousands of Pesos,except
	number of recipients)
Aggregate total financial exposure	10,228,193	6,789,275
Number of recipient related parties	72	79
(a) individuals	59	67
(b) companies	13	12
Average total financial exposure	142,058	85,941
Single largest exposure during the period	6,104,742	2,945,360

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

The Bank is party to collection proceedings and other legal or administrative actions initiated in the normal course of their businesses, including certain class actions initiated against a number of banks and financial companies, including us, by public and private organizations. The class action lawsuits involving the Bank are related to certain allegations of overcharging on life insurance premium on outstanding balance, interest rates on credit products, fees on the sale price of foreign currency, administrative charges on set of products, consumer loans and credit cards of customers or former customers, among others. These types of class actions were brought against every financial entity in Argentina. Some of these lawsuits have been settled by the parties. These settlements typically involved an undertaking by the financial institution to adjust the fees and charges.

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

In accordance with Argentine law, our bylaws and CNV regulations, we are required to allocate to our legal reserve 5% of our yearly income, plus or minus the results of prior years, until our legal reserve equals 20% of our adjusted capital stock. Under the Argentine General Corporations Law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement; (ii) to pay dividends on preferred stock, which shall be applied first to pending and unpaid accumulated dividends; and (iii) the remainder of the net income for the year may be distributed as additional dividends on preferred stock, if any, or as dividends on common stock, or may be used for voluntary or contingent reserves, or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. Pursuant to the Foreign Exchange Regulations, access to the foreign exchange market for the remittance abroad of dividends and distributions,  to non-resident shareholders is permitted without prior Central Bank approval, provided that the distributable profits arise from net income reported in audited annual financial statements for fiscal years beginning on or after January 1, 2025. However, dividends corresponding to fiscal years beginning prior to January 1, 2025 remain subject to certain restrictions imposed by the Central Bank for access to the Foreign Exchange Market, including limitations on maximum amounts, minimum holding periods and documentation requirements. The ADS deposit agreement provides that the Depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars: if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of the ADSs in U.S. dollars. If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. See “Item 10.D. Exchange Controls” and “Item 3.D. Risk Factors.”

In accordance with the provisions of Title IV, Chapter III, Section 3, Subsection 1(b) of the CNV Rules, we have made use of the option to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, subject to the ratification of the general shareholders’ meeting.

Our annual ordinary and extraordinary shareholders’ meeting and subsequent board of directors meeting, both dated April 22, 2025, resolved to release the voluntary reserve for dividends distribution, and in accordance with the provisions of General Resolution No. 777/18 of the CNV, which establishes that the distribution of dividends must be treated in the currency of the date of its declaration using the price index corresponding to the month of March 2025, a cash dividend of Ps.27,137,438,447 was made available and paid to our shareholders registered as of April 29, 2025, starting on April 30, 2025, or on such later date as may be determined by the applicable regulations of the jurisdiction where our shares are listed. The amount of dividends distributed was equivalent to (i) 6.199567363909% of the Company’s capital (excluding shares held by the Company’s treasury) as of the dividend payment date, (ii) Ps.61.99567363909 for each outstanding share, and (iii) Ps.309.97836819547 for each ADS. The total amount of dividends distributed corresponded to earnings of previous fiscal years.

The dividends distributed were originated from profits from the fiscal year ended December 31, 2018 and, therefore, were subject to withholding of 7% according to the provisions of the Argentine Income Tax Law, ordered text Decree No. 824/2019. Dividends were paid subject to the withholding, in the relevant cases, of the amounts paid for the fiscal year ended December 31, 2023 by the Company in its capacity as Substitute Person Responsible for the Personal Assets Tax, in the case of those shareholders that are subject to that tax, pursuant to the terms of the last paragraph of the provisions incorporated pursuant to Law No. 25,585 following section 25 of Law No. 23,966. For more information on current exchange controls applicable to the payment of dividends, see “Item 3.D. Risk Factors—Risks Relating to Our Class B Shares and the ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds for any sale of, the Class B shares underlying the ADSs.”

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

Although distribution of dividends by the Bank has been authorized by the Central Bank at times, no assurance can be given that in the future the Central Bank will not limit the Bank’s ability to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or that such authorization will be for the full amount of dividends that the Bank may distribute pursuant to applicable regulation. Between 2021 and 2025, the Central Bank imposed restrictions on the distribution of dividends by financial institutions, limiting such distributions to predetermined percentages of accumulated profits and requiring payments to be made in multiple equal, monthly, and consecutive installments. These restrictions were implemented through successive regulatory measures, which gradually adjusted the permissible distribution thresholds and installment structures.

Pursuant to Communication "A" 8410, dated March 19, 2026, until December 31, 2026, financial entities holding prior authorization from the Central Bank may distribute results in three equal, non-cumulative monthly installments, beginning on the third business day of May and of each month in which a payment is made. The total distributable amount may not exceed 60% of the net income for fiscal year 2025, after deducting the amounts corresponding to the legal and statutory reserves —recorded as of the same date— whose constitution is required. Such distribution of results must be consistent with the information reported under the Reporting Regime for the “Business Plan and Projections and Capital Self-Assessment Report”.

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

In 2025 and 2024, we received the following dividend payments in cash from our subsidiaries, reported in the currency at the end of the reporting period, respectively: (i) Ps. 17,173.4 million in 2025 and Ps.13,017.9 million in 2024 from SAM, (ii) Ps. 14,930.0 million in 2025 and Ps.2,569.4 million in 2024 from Supervielle Seguros, (iii) Ps.1,688.7 million in 2025 and Ps.1,088.9 million in 2024 from Sofital, (iv) Ps.781.2 million in 2024 from Supervielle Agente de Negociación, (v) Ps.3,853.4 million in 2025 and Ps.1,869.2 million in 2024 from MILA, (vi) Ps.9,120.2 million in 2024 from IOL invertironline, and (vii) Ps.2,000.9 million in 2025 and Ps.1,404.4 million in 2024 from Supervielle Productores Asesores de Seguros.

Grupo Supervielle paid dividends to its shareholders in 2025 totaling approximately Ps.32,881.3 million and in 2024 totaling approximately Ps. 36,784.4 million. As described in Note 24 to our audited consolidated financial statements we may pay dividends to the extent that we have distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in our audited consolidated financial statements may not be wholly distributable.

Distribution of Earnings

On March 2, 2026, our Board of Directors proposed to the ordinary and extraordinary shareholders’ meeting to be held on April 23, 2026 that the negative unappropriated retained earnings as of December 31, 2025, amounting to Ps. 48,546,155 thousand, comprised of a net loss for the fiscal year ended December 31, 2025 of Ps. 48,582,394 thousand and gains recognized in other comprehensive income related to equity instruments measured at fair value through other comprehensive income of Ps. 36,239 thousand, be fully absorbed against the discretionary (voluntary) reserve in the same amount, in accordance with the applicable CNV regulations. As a result of such absorption, as of the date of this annual report, Grupo Supervielle’s net worth would be composed as follows:

As of December 31,
2025
(In thousands of Pesos)
Capital Stock	437,731
Capital Adjustment	77,948,047
Paid in Capital	729,164,744
Own Shares in Portfolio	6,680
Comprehensive Adjustment os Treasury Shares	4,023,614
Cost of Own Shares in Portfolio	(15,505,688)
Legal Reserve	24,356,784
Other Reserves	184,735,320
Other Comprehensive Income	2,095,480
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	1,007,262,712

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

Item 10.DExchange Controls

On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 (“Decree No. 609”) whereby foreign exchange controls were reinstated. and the Central Bank was authorized to (a) regulate access to the local foreign exchange market (the “Foreign Exchange Market”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimedto eluding, through the use of securities and other instruments, the measures adopted through Decree No. 609. As of the date of this annual report, these foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, including Communication “A” 8307, as subsequently amended and supplemented  from time to time by Central Bank’s communications (“Foreign Exchange Regulations”).

Below is a description of the main exchange control measures implemented by the Foreign Exchange Regulations.

Specific provisions for income from the Foreign Exchange Market

Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market

The Foreign Exchange Regulations require that proceeds from the export of goods be entered into the country and settled in Argentine pesos through the Foreign Exchange Market within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Argentine pesos in the Foreign Exchange Market within 20 business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Foreign Exchange Regulations for each type of good.

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

In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market  shall, in addition, only be permitted once at least the following periods have elapsed from the issuance date:

(i)	12 (twelve) months, if the security was issued between November 8, 2024 and April 20, 2025;
(ii)	6 (six) months, if the security was issued between April 21, 2025 and May 15, 2025;
(iii)	18 (eighteen) months, if the security was issued on or after May 16, 2025.

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

Additionally, under Section 3.11.2 of the Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or  securities with access to the Foreign Exchange Market pursuant to Sections 3.6.1.3 to 3.6.1.5 of the Foreign Exchange Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

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

Specific provisions on outflows through the Foreign Exchange Market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities subscribed abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the Central Bank. In this regard, the local company or individual must file an affidavit stating that:

(a)	(i) At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad shall not be considered available liquid external assets if they cannot be used by the client because they constitute reserve or guarantee funds established under the requirements of foreign indebtedness contracts, export pre-financing operations covered under Section 7.8.5 of the Foreign Exchange Regulations, or funds held as collateral for derivative transactions executed abroad. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage transactions with the deposited funds.

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

The affidavits set forth in subsections (a) and (b) above shall not be required for outbound transactions involving the purchase of foreign currency banknotes for savings purposes or for the opening of deposits by resident individuals, in each case in accordance with the applicable Foreign Exchange Regulations.

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

(i)	did not arrange sales in Argentina of securities with settlement in foreign currency,
(ii)	did not exchange securities issued by residents for foreign assets,
(iii)	did not transfer securities to depository entities abroad,
(iv)	did not acquire in Argentina securities issued by non-residents with settlement in Argentine pesos,
(v)	did not acquire CEDEARs representing foreign shares,
(vi)	did not acquire securities representing private debt issued in foreign jurisdiction, and
(vii)	did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(d)	Only when the client is not a resident individual, must it state that it undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.

Section 3.16.3.6 of the Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with items (c) and (d) above.

(e)	Section 3.16.3 of the Foreign Exchange Regulations adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the Central Bank must be submitted to the corresponding financial institution an affidavit stating:

(i)	details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which they are part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group”;

(ii)	that on the day on which it requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.

(iii)	The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:

(1)	An affidavit confirming that, within the period established in item (e)(ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.
(2)	An affidavit signed by each individual or legal entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii), confirming compliance with the requirements set forth in items (c), (d), and (e)(ii).
(3)	An affidavit signed by each individual or legal entity identified in item (e)(i), confirming either: (x) compliance with the requirements set forth in items (c) and (d), or (y) that, within the period established in item (e)(ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii).

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

Section 3.16.1 of the Foreign Exchange Regulations establishes that financial institutions must obtain prior approval from the Central Bank to grant access to the Foreign Exchange Market for individuals or legal entities listed by ARCA in its database of invoices or equivalent documents classified as fraudulent by said authority. This requirement shall not apply to market access for the repayment of foreign currency financing granted by local financial institutions, including payments for foreign currency transactions made via credit or purchase cards.

Pursuant to Section 3.16.4 of the Foreign Exchange Regulations, financial institutions must verify, prior to processing any outward foreign currency transfer, whether the client is included in the list of CUITs with inconsistent transactions in the online system implemented by the Central Bank for such purpose and, if so, apply enhanced control measures to determine the reasonableness and genuineness of the transactions. Financial institutions must retain a copy of the procedures carried out in the client’s file. Upon detecting inconsistencies in the documentation submitted by a client seeking to carry out a transaction, institutions must refrain from processing the transaction and must enter the client’s identification data in the online system. In all cases where indications of foreign exchange fraud are detected, institutions must file the corresponding reports with the Central Bank in accordance with the Foreign Exchange Criminal Regime Act.

Finally, pursuant to Section 3.16.5 of the Foreign Exchange Regulations, if the client is a VPU participant under RIGI that has declared to the Ministry of Economy its intention to claim the benefits established in Section 198 of the Ley de Bases, regarding the collection of export proceeds from goods and services, the complementary requirement set forth in Section 14.4 of the Foreign Exchange Regulations must also be complied with.

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

With respect to access to the Foreign Exchange Market for the payment of imports of goods, the following provisions apply:

Payments for imports of goods with customs entry registration as from December 13, 2023

Entities may provide access to the Foreign Exchange Market without prior Central Bank approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, from the date of customs entry, provided that the transactions are not covered under Section 10.6.6 and that all other applicable regulatory requirements are satisfied.

Entities may also grant access to the Foreign Exchange Market without the prior approval of the Central Bank to process payments with pending customs entry, for transactions not covered under Section 10.6.6, provided that in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Foreign Exchange Regulations.

Stock of debt and Imports of Goods

Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, shall require the prior conformity of the Central Bank except when, in addition to the remaining applicable requirements, they are transactions financed by financial entities or official credit agencies or international organizations, or when the payment is made through a swap and/or arbitrage transaction using funds deposited in a local account and originated from the receipt of principal and interest payments in foreign currency from BOPREAL; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.

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

Payments for services that were or will be rendered or accrued on or after December 13, 2023

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

S27. Other health services.

S34. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the provision of digital services not related to travel.

S35. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the remote (non face-to-face) purchase or sale of goods.

S36. Transactions involving cash withdrawals and/or charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, excluding those relating to the provision of digital services not related to travel or the remote (non face-to-face) purchase or sale of goods.

ii.	Expenses paid to foreign financial entities for their usual transactions.

iii.	The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” in which the freight charges form part of the sales terms agreed with the purchaser of the goods and is made once the export has been cleared for the shipment by customs.

iv.	The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” and is made as from the date the service is rendered. In the case of freight charges related to an import transaction falling within the scope of Section 10.10.2.1 of the Foreign Exchange Regulations, payment may be made as from the shipment date of the goods at origin

v.	The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” provided by a counterparty affiliated with the resident on or before April 13, 2025, and is made after a period of ninety (90) calendar days from the date the service is rendered or accrued.

vi.	The payment corresponds to a transaction related to a service not included in Sections 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a non-related counterparty to the resident, and payment is made as of the date the service is rendered or accrued. This timeframe shall also apply to transactions corresponding to transfers abroad by local agents of funds collected in Argentina for services provided by non-residents to residents

vii.	The payment corresponds to a transaction related to a service not included in items 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a related counterparty to the resident, and payment is made:

(a) After a period of ninety (90) calendar days from the date the service is rendered or accrued, if such date falls on or after April 14, 2025.

(b) After a period of one hundred eighty (180) calendar days from the date the service is rendered or accrued, if such date is prior to April 14, 2025.

Payments for services that were or will be rendered or accrued as from December 13, 2023, prior to the provisions set forth in Sections 13.2.3 to 13.2.7 of the Foreign Exchange Regulations

Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in Sections 13.2.3 to 13.2.7. of the Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

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

In the case of a transaction classified under the concept “S30. Freight services for goods import operations” that falls within the scope of Section 10.10.2.1 of the Foreign Exchange Regulations, financing shall be provided until the estimated shipment date of the goods at origin plus an additional period of 15 calendar days.

If the financing is granted after the date the service is rendered or accrued, the time periods set forth in Section 13.2 of the Foreign Exchange Regulations shall be calculated from that date.

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

Payments for services provided or accrued by non-residents until December 12, 2023

The Central Bank’s prior approval shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.4. of the Foreign Exchange Regulations.

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

This requirement for entry and settlement will be considered fulfilled in the following cases:

(1)	Indebtedness disbursed before September 1, 2019.
(2)	Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.
(3)	For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.
(4)	For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.
(5)	For the portion corresponding to a capitalized interest in accordance with the financing agreement.
(6)	For the portion of new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:
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
(10)	For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.
(11)	External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.
(12)	For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than 2 (two) years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication A 7106 and related provisions (as included in item 3.17 of Annex of Communication A 7914), based on the parameters defined in the Foreign Exchange Regulations.

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

Prior approval from the Central Bank will not be required when:

(i)	it is related to transactions specific to local financial institutions;

(ii)	it is an External Financial Indebtedness that has an average life of no less than six (6) months, provided the funds were entered into Argentina and settled through the Foreign Exchange Market on or after April 21, 2025.

(iii)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years, and the funds have been entered and settled through the Foreign Exchange Market between October 2, 2020 and April 20, 2025;

(iv)	it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;

(v)	the client is a VPU participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Foreign Exchange Regulations.

(vi)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:

a.	new External Financial Indebtedness with an average maturity of no less than 2 (two) years and providing at least 1 (one) year of grace for principal payments, both counted from the date access to the market is granted.
b.	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

(vii)	it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism.

(viii)	the client has a “Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)” issued under the framework of Section 3.17 of the Foreign Exchange Regulations, for the equivalent of the principal amount being paid.

(ix)	the client has a “Certification of increased goods exports” for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regulations for the equivalent of the principal amount being paid.

(x)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication A 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication A 7914).

(xi)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication A 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication A 7914).

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

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)	Foreign currency financing granted by local financial institutions including payments for foreign currency consumption through credit or purchase cards except for the repayment of overdrafts in U.S. dollar current accounts, which may only be settled with the client’s freely available funds in such currency.
(ii)	Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in item (1) of the following paragraph and which involve an increase in the average maturity of the obligations. Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market.
(iii)	In the case of debt securities issued by local financial institutions through transactions entered into on or after May 26, 2025, repayment shall only be permitted once at least twelve (12) months have elapsed from the issuance date.
(iv)	Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
(v)	Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
(vi)	Issuances of securities covered under items (iii) through (v) that did not involve cash disbursements as they consisted of restructurings of debt originally falling under those same items, provided that the refinancing does not anticipate maturity compared to the original debt.

Issuances of securities that meet the conditions set forth in items (iii) through (v) above for access to the Foreign Exchange Market will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Foreign Exchange Regulations are met.

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

Access to the Foreign Exchange Market before maturity will require prior approval from the Central Bank, except when the transaction falls under one of the following situations and all conditions established in each case are met:

(i)	When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.
(ii)	In case of other financings in foreign currency from local financial institutions, except for the repayment of overdrafts in U.S. dollar current accounts, where repayment is made simultaneously with the settlement of funds received from abroad under new indebtedness:

a.	The early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;
b.	The average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;
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
ii.	The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.

b.	The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.

Additionally, the entity may grant the client access to the Foreign Exchange Market to:

c.	Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% (five percent) of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.
d.	Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(v)	In case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of other External Financial Indebtedness:

a.	The early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;
b.	The average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and
c.	The accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vi)	In the case of early cancellation of principal and interest from a security covered in this section o foreign currency financing from a local financial entity that was not granted under a foreign credit line, carried out simultaneously with the settlement of a new security covered in this section, subject to the following conditions:

a.	the early cancellation of principal and accrued interest of a security covered in this section or a foreign currency financing from a local financial entity that was not granted under a foreign credit line is made simultaneously with the funds settled from the issuance of a new security covered in this section;
b.	the average duration of the new security is longer than the remaining average duration of the debt being prepaid, and
c.	at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new security exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid.

(vii)	The client is a VPU adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.

(viii)	In the case of prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, provided that such prepayment is carried out simultaneously with the settlement of new foreign currency financing granted by a local financial institution, subject to the following conditions.

a.	the prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, is made simultaneously with the funds settled under new foreign currency financing granted by a local financial institution. Where foreign currency financing granted by a local financial institution is being repaid, the foregoing requirement shall be deemed satisfied if a certificate issued by the institution granting the new financing evidencing the settlement of the required amount within the preceding forty-eight (48) business hours is obtained;
b.	the average life of the new debt is longer than the remaining average life of the debt being prepaid; and
c.	at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new debt exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid.

Transactions with BOPREAL

The BOPREAL are securities issued by the Central Bank for subscription in a primary offering for the following purposes: (i) by importers of goods, up to the amount of the outstanding debt for imports of goods with customs entry registration on or before December 12, 2023; (ii) by importers of services, up to the amount of the outstanding debt for imports of services where the performance or accrual of such services by the non-resident provider occurred on or before December 12, 2023; (iii) for the payment of profits and dividends owed to non-residents, as from the date on which their distribution was approved by the shareholders’ meeting; (iv) by non-resident clients, for profits and dividends collected since September 1, 2019; and (v) by debtors of principal and interest in arrears with related-party counterparties, subject to the prior authorization of the Central Bank as provided under Sections 3.3.3 and 3.5.6 of the Foreign Exchange Regulations.

For Importers of Goods

Importers of goods can subscribe to BOPREAL for up to the amount of the pending debt for their imports of goods with customs entry registration before December 12, 2023. The entity making the subscription offer on behalf of the client must have the respective certifications on the outstanding debt amount issued by the entity/entities responsible for monitoring the officializations involved in the SEPAIMPO, in order to verify that all of the following conditions are met:

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
(iv)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Foreign Exchange Regulations. Section 3.16.3 shall only apply to clients who are not resident individuals
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
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Foreign Exchange Regulations. Section 3.16.3 shall only apply to clients who are not resident individuals
(iv)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending Section 3.16.3 shall only apply to clients who are not resident individuals.

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

The entity that makes the subscription offer on behalf of the client must verify compliance with the following requirements:

(i)	The entity has documentation to support that the outstanding debt corresponds to profits and dividends from closed and audited financial statements.
(ii)	The transaction is declared, if applicable, in the latest overdue submission of the External Assets and Liabilities Survey.
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Foreign Exchange Regulations.
(iv)	The client provides an affidavit stating that:
a.	The profits and dividends for which they are requesting subscription are pending payment;
b.	They have not used this mechanism for that debt, and
c.	They acknowledge that they will not have access to the Foreign Exchange Market to pay the equivalent of the debt for which they subscribed unless the payment is made via exchange and arbitrage with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from the BOPREAL bonds.

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

Subscription of BOPREAL by Debtors of Principal and Accrued Interest with Related Parties, Subject to Prior Approval by the Central Bank pursuant to Sections 3.3.3 and 3.5.6 of the Foreign Exchange Regulations

Clients may subscribe to BOPREAL up to the amount outstanding as of the subscription date in connection with the following obligations:

(i)	Accrued compensatory interest as of July 4, 2024, arising from commercial debt for imports of goods and services with related counterparties.
(ii)	Accrued compensatory interest as of December 31, 2024, arising from financial debt with related counterparties.
(iii)	Principal amounts due in respect of financial debt with related counterparties.

The financial entity submitting the subscription on behalf of the client must retain documentation supporting: (i) the existence of the debt, (ii) the outstanding amount as of the subscription date, and (iii) verification of the following:

1.	The transaction, where applicable, has been reported in the latest filed submission of the External Assets and Liabilities Survey.
2.	The client complies with the supplementary requirements set forth under Sections 3.16.1 to 3.16.4. of the Foreign Exchange Regulations.
3.	The client complies with all other applicable requirements for accessing the Foreign Exchange Market according to the current regulatory framework, based on the nature of the transaction.
4.	The client has provided an affidavit certifying that:

(a) The debt for which the subscription is requested remains outstanding;

(b) This mechanism has not already been used for this debt; and

(c) The client acknowledges that they will not have access to the Foreign Exchange Market to repay the equivalent of the debt for which they subscribed, except if repayment occurs through an exchange and arbitrage with funds deposited in a local account originating from collections of principal and interest in foreign currency on BOPREAL.

The financial entity must also execute a foreign exchange sale ticket on behalf of the client, using the corresponding transaction code identifying the type of operation, and indicating the nominal value in foreign currency of the BOPREAL allocated to the debtor.

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
(v)	Payment of principal and interest on debts with affiliated counterparties, which were eligible in accordance with Section (d) above

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of sections (a), (b), (d)and the first paragraph of section (c) may execute sales of securities against a wire transfer to a third-party account abroad, provided that the requirements outlined in Section 4.3.2.3. of the Foreign Exchange Regulations are met, when selling the BOPREAL bonds acquired by the seller in the aforementioned primary biddings.

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

Section 4.8 of the Foreign Exchange Regulations sets forth a series of transactions that may be carried out by clients who acquired BOPREAL in primary bidding.

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

This transaction will become effective upon the registration of the client’s foreign currency sale with the Central Bank by the intermediary entity, in accordance with the guidelines established. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.

(vi)	Transfers to bank accounts abroad of individuals for funds received in Argentina related to benefits granted by the Federal Government under Laws 24,043, 24,411, and 25,914 and related legislation;
(vii)	Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, of a capital contribution that was received and settled through the foreign exchange market on or after October 2, 2020, provided that: (a) The repatriation occurs at least one hundred eighty (180) calendar days after the settlement of the contribution funds, if the contribution was received and settled on or after April 21, 2025; or (b) The repatriation occurs at least two (2) years after settlement, if the contribution was received and settled between October 2, 2020 and April 20, 2025.
(viii)	Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the destination of the funds has been the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.
(ix)	Repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment.
(x)	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

(a)	The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of 4 (four) years and at least 3 (three) years of grace for capital repayment;
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

The repatriated amount must be equivalent to the original investment.

Through Communication “A” 8331, the Central Bank established, within the framework of this item (x), that:

•	This treatment will also apply—subject to compliance with the remaining applicable requirements—to the acquisition of resident companies across all economic sectors, provided that such companies are neither financial entities nor controlling entities thereof.

•	Financial entities may also grant access to the Foreign Exchange Market to resident clients when the relevant transaction involves the acquisition of 100% of the capital stock of a non-resident company whose sole asset is the equity interest in the local company being acquired. In such case, in addition to complying with items (a), (b), and (c) of this subsection (x), the resident client must submit an affidavit signed by the legal representative of the company or by an attorney-in-fact with sufficient authority to assume such commitment on behalf of the company, undertaking to:

(i)	Complete, within a maximum period of 12 (twelve) months from the date of access to the Foreign Exchange Market for this transaction, the change of residency of the acquired company so that it becomes a resident company in Argentina.
(ii)	Ensure that the local company whose equity interest is being acquired indirectly will not distribute profits or dividends to the acquired foreign company until the residency change referred to in the preceding item has been completed.
(iii)	Ensure that, in the event the acquired foreign company—acting as the controlling entity of the local company—is sold to a non-resident, the proceeds received from such sale are entered and settled in the Foreign Exchange Market within 15 (fifteen) business days.

(xi)	Repatriations of direct investment contributions by non-residents in a VPU adhered to the RIGI under Section 14.2.3 of the Foreign Exchange Regulations.
(xii)	Repatriation by non-residents of principal, income, and proceeds from the sale of portfolio investments in instruments listed on local markets authorized by the CNV, mutual funds without direct listings composed of such instruments, and/or demand or term deposits with local financial institutions, provided that:

(a) There is certification from a local financial institution evidencing that the investment was constituted with funds received and settled through the local Foreign Exchange Market on or after April 21, 2025.

The settlement requirement shall be considered satisfied if the non-resident client has applied foreign currency directly, on or after May 23, 2025, to the primary subscription of debt securities issued by the National Treasury.

(b) Documentation is available demonstrating that the amount accessing the market does not exceed the interest or principal received and/or the amount actually obtained from the sale of the investment.

If the interest or sale proceeds are received in foreign currency, repatriation may be effected up to the equivalent of such amount.

(xiii)	Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.

Separately, the aforementioned Communication “A” 8331 established that financial entities may grant access to the Foreign Exchange Market to resident clients in order to effect the repatriation of investments held by a non-resident in connection with the acquisition by the resident of the non-resident’s interest in a concession for the exploitation of natural resources granted in Argentina, provided that:

(i)	Access is carried out simultaneously with the settlement of funds transferred from abroad pursuant to External Financial Indebtedness or funds from a foreign-currency financial loan granted by a local financial institution funded through a credit line from a foreign financial institution, with a minimum average life of four (4) years and at least three (3) years of principal grace;

(ii)	The transaction involves the transfer of at least ten percent (10%) of the interest in the concession agreement; and

(iii)	If, at the time of access, the client does not have the documentation evidencing title to the interest being acquired, the client must submit an affidavit undertaking to submit such documentation within sixty (60) calendar days from the date of access to the Foreign Exchange Market.

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

In all cases, the financial entity must obtain an affidavit from the client whereby the client undertakes not to conduct, whether directly, indirectly, or on behalf of or for the account of third parties, any purchases of securities settled in foreign currency from the moment the client requests access and for the following ninety (90) consecutive days. The foregoing undertaking shall not apply to purchases of securities settled in foreign currency carried out:

(i)	in connection with primary offerings of debt securities issued by resident issuers, provided that the purchaser holds such securities in its portfolio for a minimum of fifteen (15) business days.

This minimum holding period shall not apply where the primary subscription was completed on or before December 9, 2025, or where the sale of the subscribed securities is settled in foreign currency.

(ii)	through the reinvestment of foreign-currency proceeds received in respect of principal and/or interest payments on securities issued by the National Treasury or the Central Bank, within fifteen (15) business days from the corresponding payment date.

Financial institutions may grant resident individuals access to the foreign exchange market for the formation of external assets, for family remittances, and for derivative transactions, provided the transaction does not fall under Section 3.12.1 of the Foreign Exchange

Regulations and without prior approval from the Central Bank, as long as all of the following requirements are met:

(i)	The client may not exceed, in any calendar month and across all institutions and under all of the above concepts, the equivalent of US$ 200.
(ii)	The transaction must be debited from the client’s account with a local financial institution.

If the client uses cash, the amount purchased may not exceed the equivalent of US$ 100 in any calendar month across all institutions and under all of the above concepts.

(iii)	The institution must obtain a sworn statement from the client confirming compliance with the above requirements.
(iv)	The institution must verify through the online system implemented by the Central Bank that the client’s affidavit consistent with the data available to the Central Bank.
(v)	In the case of transactions related to the client’s formation of external assets, the selling institution must either deliver the foreign currency banknotes or traveler’s checks, or credit the funds to a foreign currency account held by the client with a local financial institution, or to a bank account held by the client abroad, as applicable.

In all cases, the institution must obtain evidence that the client has income and/or assets consistent with savings in foreign currency.

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

Other financial derivative transactions for residents that are not entities authorized to operate in the foreign exchange market shall be governed by the provisions of Sections 3.9 and 3.10 of the Foreign Exchange Regulations, as applicable.

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

Profit and dividend payment

Pursuant to Section 3.4 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

1)	The profits and dividends must correspond to closed and audited balance sheets.
2)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.
3)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
4)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)	The distributable profits arise from net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.
(b)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.
(c)	The client is a VPU adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution.
(d)	Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.
(e)	Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the Foreign Exchange Market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the Foreign Exchange Market occurs no earlier than two years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.
(f)	It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22)” issued under the provisions of section 3.17. of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
(g)	The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

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
(iii)Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.13., 10.10.2.14and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.
(iv)	Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8., 3.9. and 3.13 of the Foreign Exchange Regulations.
(v)	Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders' meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations; (e) Payment of principal and compensatory interest on debts with affiliated counterparties that were eligible in accordance with Section 4.7. of the Foreign Exchange Regulations.
(vi)	All other exchange and arbitrage transactions may be conducted by clients without the prior approval of the Central Bank, provided that, when executed as individual transactions involving Argentine pesos, they can be carried out without such approval in accordance with the applicable Foreign Exchange Regulations. This also applies to local custodians of securities regarding foreign currency income received as payments of principal and interest on foreign currency securities paid in Argentina.

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

Securities transactions

CNV Rules establish a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

(a)	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine Pesos.

(b)	transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of their issuance law, unless their accreditation (i) results from a primary placement of securities issued by the National Treasury or by BOPREAL issued by the Central Bank, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2 of the Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

(c)	applying securities from foreign depository entities to transactions with settlement in foreign currency.

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
(d)	if the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply, among others, to:

(1)	BOPREAL acquired in primary bidding
(2)	the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under the terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits;
(3)	outbound transfers to foreign depositary entities involving: (i) securities issued with a full or partial amortization schedule no shorter than two (2) years from their issuance date; (ii) securities issued by the National Treasury with a full or partial amortization schedule no shorter than one hundred eighty (180) calendar days from their issuance date; (iii) BOREAL; provided that, in all cases, such securities have been previously credited to the client’s account as a result of a primary issuance or bidding process, and only up to the nominal amount so subscribed in the relevant issuance;
(4)	transfers carried out in accordance with the provisions of Sections 3.16.3.6.v) and 4.8.2, second paragraph, of the Foreign Exchange Regulations; and
(5)	outbound transfers to foreign depository institutions of securities issued by the Argentine Treasury—regardless of governing law or maturity—provided that such securities were previously acquired and credited as a result of a reinvestment process involving proceeds from services (principal or interest) of Argentine Treasury securities payable in pesos in Argentina, with final (or partial) amortization dates not earlier than one hundred eighty (180) days from issuance, and originally acquired through primary placement or auction, up to the total nominal amount subscribed for the relevant series. Such transfers may be made only up to the amount of the serviced amounts and the proceeds of their successive reinvestments.

Brokers must verify compliance with these conditions prior to processing any such transfer and must retain, in their internal files, supporting documentation evidencing the acquisition of the relevant securities, the receipt of their services, and the reinvestment of those proceeds into other Argentine Treasury securities, up to the amount specified above.

External Assets and Liabilities Survey

On December 28, 2017, the Central Bank replaced the information regimes established in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (as subsequently supplemented and amended by Communications “A” 6795 and 8304), creating a unified regime known as the External Assets and Liabilities Survey.

For submissions covering the first quarter of 2020 through the fourth quarter of 2025 inclusive, the External Assets and Liabilities Survey is governed by the following rules:

a.	All legal entities or individuals with external liabilities at the end of any calendar quarter, or who repaid such liabilities during that quarter, must submit the External Assets and Liabilities Survey.
b.	Declarants whose total external assets and liabilities at year-end equal or exceed US$50 million must file an annual report, which may supplement, confirm, or correct the quarterly submissions. Filing the annual report is optional for other entities or individuals.

Starting the first quarter of 2026, the Survey of External Assets and Liabilities will adhere the following rules:

a.	Primary sample: legal entities or individuals with total external assets and liabilities of US$10 million or more at the end of any quarter must submit a quarterly report.

i.	If a declarant belongs to the primary sample in any quarter, they remain in the primary sample for the entire calendar year.
ii.	If a declarant no longer has external liabilities, they must still file a report for the quarter in which the liabilities were canceled.
iii.	Primary sample entities are not required to submit quarterly income statements but must file a simplified annual report including only investor-related forms and statements of income, changes in equity, and balance sheet.

b.	Secondary sample: legal entities or individuals with total external assets and liabilities of less than US$10 million at the end of a quarter.

i.	If this condition persists through every quarter of the year, only an annual report is required.
ii.	If, in any quarter, external assets or liabilities equal or exceed US$10 million, the declarant moves to the primary sample and must comply with primary sample reporting requirements.
iii.	If the declarant ceases to have external liabilities, they must file the annual report for that year to reflect the cancellation.

To be eligible for the secondary sample, the declarant must not have debts equal to or exceeding the threshold in other Central Bank-related surveys at the end of the reference quarter. Entities may not charge fees for reporting reductions in such debts without access to the foreign exchange market.

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

This summary is not intended to provide a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with the interpretations outlined herein. In this regard, it is important to highlight that, despite the issuance of the aforementioned regulations, further rules and clarifications may be issued in the near future. At present, it remains uncertain how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs in light of their particular situation.

Income Tax

Taxation on Dividends

According to the Argentine Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)	Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the “Equalization Tax.” The Equalization Tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the ITL, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.
(ii)	Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018, and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to “Argentine Entities” (in general, entities organized or incorporated under Argentine law, local branches of non-Argentine entities and certain trusts located in Argentina, among others) no Dividend Tax should apply. Equalization Tax is not applicable.

For Argentine resident individuals and undivided estates located in Argentina  not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment.

The ITL provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains tax

According to income tax regulations, the results derived from the sale, transfer, exchange or other disposition of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on or after January 1, 2026, are as follows: (i) net taxable income accumulated up to Ps.133,514,185.74 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.133,514,185.74 up to Ps.1,335,141,857.38 will incur a payment of Ps.33,378,546.43 plus 30% on the excess over Ps.133,514,185.74; and (iii) net taxable income accumulated over Ps.1,335,141,857.38 will be subject to a payment of Ps.393,866,847.93 plus 35% on the excess over Ps.1,335,141,857.38.  The amounts stated above are annually updated based on an inflation index.

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

If the exemptions do not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income calculated in Argentine currency. The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired as of January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine resident individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

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

As from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV- authorized stock markets, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside nor do the funds originate from “non-cooperative jurisdictions” (as defined below) and, in accordance with Section 90 of the Regulatory Decree of the Income Tax Law (“RD ITL”).

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, Turkey, and Uruguay.

Tax treaties for the avoidance of double taxation celebrated between Argentina and (i) Austria, (ii) Japan and (iii) Luxembourg are not in force as of the date of this annual report. It should be noted that the bill approving the tax treaty entered into with Austria was recently enacted by Congress, yet its ratification remains pending by the National Executive Branch as of the date of this annual report. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. An international administrative agreement for the exchange of information between the Argentine tax administration (“ARCA”) and the United States tax administration (Internal Revenue Service, “IRS”) is currently  in force.

The “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting”  (the “MLI”), under the Organization for Economic Cooperation and Development (“OECD”) framework, has been approved by Law No. 27,788 and ratified by Argentina on September 29, 2025. The MLI applies to certain taxable events occurring on or after January 1, 2026. This circumstance could alter enforcement of tax treaties to avoid double taxation concluded by Argentina with other nations that have also signed the MLI.

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

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. The applicable rate of tax on debits and credits on Argentine bank accounts is doubled for certain cash withdrawals made by certain Argentine legal entities.

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

Tax on debits and credits in bank accounts has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (ARCA) in accordance with General Resolution (AFIP) No.3900/2016.

Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on debits and credits in bank accounts exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.

By means of Law 27,702 (B.O. 11/30/2022), the validity of the Income Tax, Personal Assets Tax and Tax on debits and credits in bank accounts were extended until December 31, 2027.

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

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as  payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class B shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

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

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2026, any gratuitous transfer of property lower than or equal to Ps. 5,606,568 is exempt. This amount is increased to Ps. 23,343,337 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class B shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (in general,at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the ITL.

As defined under Section 19 of the ITL, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative jurisdictions. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, Section 24 of the RD ITL lists the jurisdictions that should be considered as “non-cooperative” under the disposition of Section 19 of the ITL.

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

Dividends received by U.S. holders will generally constitute foreign-source income and “passive category” income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any Argentine tax withheld from dividends on the Class B shares or ADSs may be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Any amounts withheld on account of the Argentine personal assets tax (as discussed in “—Material Argentine Tax Considerations”) will not be a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Argentine tax withheld from dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules with respect to foreign tax credits and deductions for foreign taxes are complex and U.S. holders are urged to consult their independent tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2025, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, certain royalties and rents and gains from financial investments (other than certain income derived in the active conduct of a banking business as discussed below). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

The following table shows the Basel Standardized Approach for market risk capital requirement for our combined trading portfolios in 2025, 2024 and 2023 (in thousands of Pesos):

	2025	2024	2023
Minimum	15,857,707	9,619,411	2,040,195
Maximum	22,652,742	25,097,082	8,002,553
Average	17,900,107	14,526,102	5,167,841
As of December 31,	16,852,852	25,097,082	7,616,661

Due to regulatory changes, 2024 and 2025 corresponds to the consolidation level of Grupo Supervielle, whose presentation became effective starting in April 2025.

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

Interest Rate Risk Capital Requirement

The Bank evaluates its minimum capital requirements relating to interest rate risk through the use of a MVE-VaR internal model, using a holding period of three months and a 99% confidence interval. This quantitative model factors in the economic capital required for our securitization risk. The results are then compared with those obtained from the application of the Standardized Framework, being the resulting capital need the higher of those figures. The following chart shows the Bank’s interest rate risk figures under the Standardized Framework described above for 2025, 2024 and 2023 (in thousands of Pesos):

	2025	2024	2023
Minimum	44,350,202	9,815,117	6,854,663
Maximum	84,754,133	51,600,752	27,883,059
Average	66,914,008	32,388,983	13,967,154
As of December 31,	79,443,869	44,796,819	27,883,059

The Bank’s consolidated gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities. The following tables show the Bank’s consolidated exposure to a positive interest rate gap, in Pesos:

	Remaining Maturity at December 31, 2025
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets
Investment Portfolio(1)	1,230,064,189	11,449,498	—	1,241,513,687
Loans to the non-financial public sector(2)	8,394,201	—	—	8,394,201
Loans to the private and financial sector(2)	2,426,104,027	428,505,405	32,676,689	2,887,286,121
Receivables from financial leases	46,694,330	45,228,091	5,204,727	97,127,148
Other assets	329,268,341	—	1,041,475,677	1,370,744,018
Total interest-earning assets	4,040,525,088	485,182,994	1,079,357,093	5,605,065,175
Interest-bearing liabilities
Savings	1,324,885,153	—	988,459,281	2,313,344,434
Time deposits	1,071,963,418	—	—	1,071,963,418
Non subordinated notes	—	—	—	—
Liabilities with financial institutions	413,060,149	3,197,103	213,860,955	630,118,207
Other liabilities	563,526,471	—	166,436,594	729,963,065
Total interest-bearing liabilities	3,373,435,191	3,197,103	1,368,756,830	4,745,389,124
Asset/liability gap	667,089,897	481,985,891	(289,399,737)	859,676,051
Cumulative asset/liability gap	667,089,897	1,149,075,788	859,676,051
Cumulative sensitivity gap as a percentage of total interest-earning assets	16.5%	236.8%	79.6%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

The table below shows the Bank’s consolidated exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2025
			Over 5
	0-1 Year	1-5 Years	Years	Total

	(in thousands of Pesos, except percentages)
Interest-earning assets in foreign currency
Investment Portfolio(1)	136	49	—	185
Loans to the non-financial public sector(2)	—	—	—	—
Loans to the private and financial sector(2)	470	50	(2)	518
Receivables from financial leases	1	2	—	3
Other assets	136	—	445	581
Total interest-earning assets	743	101	443	1,287
Interest-bearing liabilities in foreign currency
Savings	393	—	399	792
Time deposits	374	5	—	379
Subordinated notes	—	—	—	—
Liabilities with financial institutions	343	5	—	348
Other Liabilities	1	1	5	7
Total interest-bearing liabilities	1,111	11	404	1,526
Asset/liability gap	(368)	90	39	(239)
Cumulative asset/liability gap	(368)	(277)	(238)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(50)%	(273)%	(54)%
(1)	Includes government securities and instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting allowances for loan losses.

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

Since May 2003, the fluctuation of the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in U.S. dollars. As of December 31, 2025, the Bank’s consolidated total net asset foreign currency position subject to foreign currency risk was Ps.23,878 million, and this position generated a market risk capital requirement of Ps.1,910.2 million as of such date.

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. The depositary for our ADSs is The Bank of New York Mellon (the “Depositary”). In 2025, the Depositary reimbursed expenses for an amount of U.S.$513,568.66. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, as a process designed by, or under the supervision of, our CEO and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)	Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.
3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c)Attestation Report of the Registered Public Accounting Firm.

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report to our consolidated financial statements.

See the Report of the Independent Registered Public Accounting Firm included in this annual report for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d)Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2025.

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

In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2025.

Our Related Party Transactions policy is posted on our website at https://www.gruposupervielle.com/English/our-approach/corporate-governance/default.aspx.

Information contained or accessible through our website is not incorporated by reference in and should not be considered part of this annual report.

Item 16.C   Principal Accountant Fees and Services

The following table sets forth the total amount billed to us and our subsidiaries by the independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2025 and 2024.

	2025	2024

	(in thousands of Pesos)
Audit Fees	1,012,591	1,847,487
Audit Related Fees	569,007	26,426
All Other Fees	145,351	89,953
Total	1,726,949	1,963,865

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

Given the repurchase of treasury shares made by Grupo Supervielle pursuant to Argentine regulations, Grupo Supervielle has a restriction on the distribution of results and/or reversal of free reserves of Ps.15,505,688 thousand which is equivalent to the cost of acquisition of own shares. See Note 24 and 32 to our consolidated financial statements contained in this annual report.

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

Pursuant to Section 67 of the Argentine Capital Markets Law, Class B shares held in treasury are automatically cancelled after a three-year statutory period following their acquisition has elapsed without such treasury shares being disposed of, as required under applicable regulations. An automatic cancellation of 14,050,492 treasury shares occurred between August 3, 2025, and February 10, 2026, as confirmed by the CNV through Resolutions No. RESFC-2026-23410-APN-DIR#CNV and RESFC-2026-23469-APN-DIR#CNV. As a result of the automatic cancellation described above, and in accordance with the relevant legal provisions, our capital stock currently consists of 442,671,830 shares, comprising 61,738,188 Class A shares and 380,933,642 Class B shares, each with a par value of Ps.1.00 per share.

As of the date of this annual report, we hold 4,940,665 Class B shares (including shares represented by ADSs) which correspond to all the Class B shares acquired under the Second Program.

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

Item 16.KCybersecurity

Our cybersecurity strategy is grounded in internationally recognized approaches, including security by design, defense in depth and zero trust. We continue to enhance identity and access governance to reduce implicit trust and limit the potential for lateral movement, including by improving processes for entitlements and access profiles to increase traceability and reduce overly broad permissions. In 2025, we enhanced protections for mobile channels to address evolving fraud-related threats while seeking to preserve customer experience. During 2025, we observed a sharp increase in cases of fraud using deep fakes, which forced us to adopt mobile app defense platforms that use AI to automate the protection of iOS and Android applications as well as the continuous reinforcement of biometric validation mechanisms. In addition, we continue to strengthen preventive controls to reduce data leakage and misuse, implementing data loss prevention policies, in regard to information classification aligning controls to the sensitivity of data. We also implemented governance for the use of generative AI, including the ability to restrict sharing of certain type of data.

Risk management and strategy

Cybersecurity is one of our strategic priorities and one of the pillars of our organization. Our information security team establishes and leads our cybersecurity strategy and the lifecycle for managing cybersecurity risks, including identifying, analyzing, evaluating, mitigating and monitoring risks that could affect our processes and products. Our information security team also defines the policies, practices, procedures, and organizational structure that best aligns with our business objectives, which we use to identify, analyze, evaluate, measure, mitigate, and monitor cybersecurity risks. Our cybersecurity activities are reported to our Cybersecurity Committee on a quarterly basis. We collaborate together with different teams of our organization to conduct continuous analysis of potential failures, vulnerabilities or risks that may impact our processes and products.

Our information security strategy is based on the following three security frameworks: defense in depth, security by design, and zero trust. We foster these principles through standardized controls, risk-based governance, and continuous monitoring and response focusing on critical assets which support business processes. During 2025, we focused on improving the level of maturity of our  systems using the Center for Internet Security controls framework, which is based on internationally recognized cybersecurity best practices. Additionally, our controls are aligned to new regulations of regulatory bodies such as the Central Bank. This strategy is implemented by a multidisciplinary group of information security professionals who work full-time and operate in an agile and collaborative manner. They collaborate not only among themselves but also with our business teams to maintain and develop new products.

We operate a Cybersecurity Center of Excellence (“CoE”) that defines, standardizes and maintains security guidelines and controls and supports their consistent adoption across the Group. The CoE seeks to integrate our cybersecurity strategy throughout the product lifecycle, including during pre-design, by participating in solution design, defining protections aligned to context, analyzing undesired scenarios, and proposing changes or mitigations.

Our security professionals are organized in dedicated functions and teams, including: (i) a “green team” who is responsible for digital identity and access governance, (ii) a “red team” who is responsible for adversarial testing through vulnerability assessments and penetration tests, (iii) a “blue team” who is focused on protective controls, security operations and incident response, and (iv) our CoE which support the integration of security-by-design standards across our product delivery, and (v) a security governance function that supports regulatory alignment, risk-based prioritization, periodic analysis and assessment of third party partners and vendors to validate their alignment with our security guidelines, metrics and reporting, and coordination with delivery practices;. All these teams manage and mitigate cybersecurity risks on a regular basis. These teams work in bi-weekly sprints, holding daily and weekly meetings where information related to the progress of ongoing projects, new products, risks and threats is exchanged and analyzed. Executive summaries of all the activities carried out by these teams are compiled, analyzed, and discussed bi-monthly in meetings of our Cybersecurity Committee, which are attended by senior management, directors, and the Company’s chairman.

As cyber-attacks evolve and become more sophisticated, companies must strengthen their prevention and monitoring efforts and adopt new measures to mitigate cybersecurity risks. In recent years, the average number of cybersecurity incidents has increased significantly worldwide. As a result, in 2025, one of our goals was to prevent the most common cyberattacks, which are related to ransomware, smishing, phishing, brand abuse, among others, and to maintain ratios below market average. Therefore, we have enhanced our system monitoring capabilities, paying special attention to critical assets that support business processes. We focus our efforts on cloud security, data loss prevention, automation, and on extending the cybersecurity protective perimeter to our customer devices, adding layers of security on mobile channel.

For the third consecutive year, we are in compliance with the SWIFT security assessment and we meet all mandatory and recommended controls. This milestone underscores our unwavering commitment to cybersecurity excellence, demonstrating a proactive and innovative approach to safeguarding critical assets and customer data. By maintaining the highest standards of protection on one of the most targeted infrastructures in the financial sector, we reinforce our resilience against evolving threats.

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

In 2025, we conducted a campaign for our employees and clients to raise awareness of secure digital transactions. The campaign generated above-market performance against key KPIs, as validated by an independent third party.

Based on the information we have as of the date of this annual report, we do not believe any cybersecurity threats have materially affected or are reasonably likely to materially affect the Group, including our business strategy, results of operations or financial condition.  However, despite our efforts to identify and respond to cybersecurity threats, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Cybersecurity events could negatively affect our reputation, results of operations and financial condition.”

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

In addition to our CISO, our Cybersecurity Committee plays a key role in implementing our information security strategy. Our Cybersecurity Committee is composed of the following members: two directors of Grupo Supervielle, the CEO of Grupo Supervielle, the CEO of Banco Supervielle S.A., the Chief Risk Officer, the Corporate Audit team, and the CISO of Grupo Supervielle and Banco Supervielle. Additionally, the Chief Technology Officers of our subsidiaries participates in the meetings of our Cybersecurity Committee.

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

Our Board of Directors regularly receives cybersecurity updates as an integral part of its ongoing risk oversight from the Board committees. Additionally, the Chief Technology Officer, the Chief Risk Officer and the Chief Information Security Officer may convene ad hoc meetings with board members. Our incident response plan sets forth procedures for incident escalation, including convening crisis committees comprised by members of our Board of Directors, in order to facilitate decision-making procedures in response to cybersecurity events. Our crisis committees analyze the quantitative and/or qualitative materiality of cybersecurity events to determine if they exceeds the materiality thresholds and the actions to be taken in response thereto, which enables us to adopt swift and effective responses to mitigate potential impacts on our operations and reputation.

Item 17.Financial Statements

Not applicable.

Item 18.Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19.Exhibit Index

Exhibit Number	Description
1.1	Bylaws of Grupo Supervielle (English translation), as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F/A (File No. 001-37777) filed on November 25, 2026).

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
Name: Mariano Biglia
Title: Chief Financial Officer

Date: April 8, 2026

Consolidated Financial Statements

As of December 31, 2025, 2024 and

for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Supervielle S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Supervielle S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statement, consolidated statement of other comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flow for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

Fair value of financial instruments that do not have an active market

As described in Notes 2.a and 6.1 to the consolidated financial statements, the fair value of financial instruments not listed in active markets is determined based on valuation techniques. The balance of these instruments as of December 31, 2025 is Ps.53,012,216 thousand. Included in this balance are Ps.51,612,547 thousand of financial assets which are classified as Level 2. These financial instruments are priced using techniques that are regularly validated and reviewed by qualified personnel of the company independent of the area that developed them. The significant assumptions used by management to value the financial instruments included implicit rates in the last available tender for similar securities and spot rate curves. These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

The principal considerations for our determination that performing procedures relating to fair value of financial instruments that do not have an active market is a critical audit matter are (i)  the significant judgment made by management to determine the fair value of these financial instruments due to the use of an internally-developed model, which included significant assumptions related to the implicit rates in the last available tender for similar securities and spot rate curves; (ii) a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of financial instruments that do not have an active market. These procedures also included, among others, testing management´s process for (i) evaluating the reasonableness of implicit rates in the last available tender for similar securities and spot rate curves and the appropriateness of the valuation models used; (ii) testing the mathematical accuracy of the valuation techniques; and (iii) testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the valuation method and the evaluation of implicit rates in the last available tender for similar securities and spot rate curves.

Estimation of the allowance for loan losses of financial assets

As described in Notes 1.11.6, 2.b and 25 to the consolidated financial statements, the Company’s allowance for loan losses was Ps.231,751,070 thousand as of December 31, 2025. The Company recognizes the allowance for loan losses under the expected credit losses (ECL) method included in International Financial Reporting Standard N°9 “Financial Instruments” (“IFRS 9”). The most significant judgements of the model relate to making assumptions about macroeconomic scenarios to determine the forward-looking factor. A high degree of uncertainty is involved in making estimates using assumptions that are highly subjective.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses of financial assets is a critical audit matter are: (i) the significant judgments and estimations made by management in the forecast of macroeconomic variables that significantly affect its estimate of expected credit losses at the balance sheet date; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant judgments and estimations; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation process, which included controls over the data, models and assumptions used in the macroeconomic scenarios estimation process. These procedures also included, among others, (i) testing management’s process for determining the allowance for loan losses; (ii) testing the completeness and accuracy of data used in the estimate and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the loss forecasting model and methodology used by management  and the reasonableness of significant macroeconomic forecasting assumptions.

/s/ PRICE WATERHOUSE & Co. S.R.L.
/s/ SEBASTIAN MORAZZO (Partner)
Sebastián Morazzo
Buenos Aires, Argentina
April 8, 2026.

We have served as the Company’s auditor since 2008.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2025 and 2024

(Expressed in thousands of pesos)

	12/31/2025	12/31/2024
ASSETS
Cash and due from banks (Notes 1.6 and 5)	1,599,186,464	858,981,662
Cash	208,669,564	199,785,619
Financial institutions and correspondents
Argentine Central Bank	1,208,438,443	630,184,457
Other local financial institutions	130,109,546	26,898,713
Others	51,968,911	2,112,873
Debt Securities at fair value through profit or loss (Notes 1.6, 1.8, 5, 6 and 15.1)	249,506,501	346,410,248
Derivatives (Notes 1.9, 5, 6, 9 and 15.2)	9,910,637	6,087,827
Reverse Repo transactions (Notes 1.10, 5 and 8)	3,657,016	—
Other financial assets (Notes 1.6, 5, 6 and 15.3)	57,533,129	37,666,571
Loans and other financing (Notes 5 and 25)	3,765,478,226	2,854,710,927
To the non-financial public sector	8,735,442	4,251,438
To the financial sector	332,055,174	26,797,635
To the Non-Financial Private Sector and Foreign residents	3,424,687,610	2,823,661,854
Other debt securities (Notes 5, 6 and 15.4)	804,907,828	1,069,354,274
Financial assets pledged as collateral (Notes 5, 6 and 15.5)	681,163,072	230,673,338
Investments in equity instruments (Notes 5 and 6)	5,705,943	934,957
Property, plant and equipment (Note 12)	132,658,360	134,096,351
Investment Property (Note 13)	92,588,256	103,441,552
Intangible assets (Note 14)	231,836,457	218,386,830
Deferred income tax assets (Note 4.1)	91,403,537	15,713,555
Other non-financial assets (Note 15.6)	44,029,469	46,755,337
TOTAL ASSETS	7,769,564,895	5,923,213,429

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2025 and 2024

(Expressed in thousands of pesos)

	12/31/2025	12/31/2024
LIABILITIES
Deposits (Notes 5 and 15.7)	5,118,886,479	4,174,648,931
Non-financial public sector	131,280,895	190,358,730
Financial sector	744,014	243,730
Non-financial private sector and foreign residents	4,986,861,570	3,984,046,471
Liabilities at fair value through profit or loss (Notes 5 and 15.8)	693,909	—
Derivatives	—	2,281,117
Repo transactions (Notes 5 and 8)	393,411,412	44,677,369
Other financial liabilities (Notes 5 and 15.9)	280,272,285	218,614,513
Financing received from the Argentine Central Bank and other financial institutions (Notes 1.6, 5 and 15.10)	480,793,742	51,695,858
Unsubordinated debt securities (Notes 1.6, 5 and 23)	174,866,398	67,297,539
Current income tax liability	442,758	6,880,917
Provisions (Notes 15.11 and 16 )	13,890,828	53,412,545
Other non-financial liabilities (Note 15.12)	320,235,349	252,894,438
TOTAL LIABILITIES	6,783,493,160	4,872,403,227
SHAREHOLDERS' EQUITY
Capital stock	437,731	437,731
Paid in capital	729,164,744	729,164,744
Inflation Adjustment of capital stock	77,948,047	77,948,047
Treasury shares	6,680	18,991
Inflation adjustment of treasury shares	4,023,614	11,438,151
Cost of Treasury shares	(15,505,688)	(27,845,492)
Reserves	257,638,259	122,692,968
Retained earnings	(46,319,749)	(19,409,103)
Other comprehensive income	15,491,602	17,505,175
Net (Loss) / Income for the year	(37,571,322)	137,459,742
Shareholders' Equity attributable to owners of the parent company	985,313,918	1,049,410,954
Shareholders' Equity attributable to non-controlling interests	757,817	1,399,248
TOTAL SHAREHOLDERS' EQUITY	986,071,735	1,050,810,202

The accompanying Notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the financial years ended December 31, 2025, 2024 and 2023 presented on comparative basis

(Expressed in thousands of pesos)

	12/31/2025	12/31/2024	12/31/2023
Interest income (Note 15.13)	1,766,381,830	2,185,410,149	3,316,401,526
Interest expenses (Note 15.14)	(947,126,579)	(1,168,170,898)	(2,364,754,548)
Net interest income	819,255,251	1,017,239,251	951,646,978
Net income from financial instruments measured at fair value through profit or loss (Note 15.15)	75,783,314	185,568,334	395,554,356
Result from derecognition of assets measured at amortized cost	5,063,724	107,953,651	48,289,750
Exchange rate differences on gold and foreign currency	(58,690,843)	12,197,355	16,617,592
Net Income From Financial instruments And Exchange Rate Differences	22,156,195	305,719,340	460,461,698
Net Financial Income	841,411,446	1,322,958,591	1,412,108,676
Service Fee Income (Note 15.16)	267,528,507	257,445,771	266,771,582
Service Fee Expense (Note 15.17)	(59,002,175)	(56,014,098)	(69,256,084)
Income from insurance activities (Note 15.18 and 18)	36,484,311	32,880,268	41,340,712
Net Service Fee Income	245,010,643	234,311,941	238,856,210
Subtotal	1,086,422,089	1,557,270,532	1,650,964,886
Results from exposure to changes in the purchasing power of money	(142,717,560)	(402,396,322)	(312,028,120)
Other operating income (Note 15.19)	64,915,253	51,558,266	67,860,053
Impairment losses on financial assets	(267,444,919)	(78,288,899)	(96,367,148)
Net operating income	741,174,863	1,128,143,577	1,310,429,671
Personnel expenses (Note 15.20)	(327,252,742)	(385,865,340)	(459,477,398)
Administration expenses (Note 15.21)	(221,807,455)	(229,325,163)	(241,887,603)
Depreciation and impairment of non-financial assets (Note 15.22)	(73,412,284)	(69,173,761)	(91,472,033)
Other operating expenses (Note 15.23)	(202,719,218)	(255,839,291)	(270,107,357)
(Loss) / Income before taxes	(84,016,836)	187,940,022	247,485,280
Income tax (Note 4)	46,346,613	(50,380,411)	(99,503,554)
Net (Loss) / Income for the year	(37,670,223)	137,559,611	147,981,726
Net (Loss) / Income for the year attributable to owners of the parent company	(37,571,322)	137,459,742	147,861,490
Net (Loss) / Income for the year attributable to non-controlling interests	(98,901)	99,869	120,236
NUMERATOR
Net (Loss) / Income for the year attributable to owners of the parent company	(37,571,322)	137,459,742	147,861,490
PLUS: Diluting events inherent to potential ordinary shares	—	—	—
Net (Loss) / Income attributable to owners of the parent company adjusted by dilution	(37,571,322)	137,459,742	147,861,490

DENOMINATOR

Weighted average of oustanding ordinary shares	437,731	439,664	442,727
Weighted average of oustanding ordinary shares issued of the period adjusted by dilution effect	437,731	439,664	442,727

Basic (Loss) / Income	(85.83)	312.65	333.98
Diluted (Loss) / Income	(85.83)	312.65	333.98

The accompanying notes and schedules are an integral part of the Consolidated Financial Statement.

As of December 31, 2025, 4,262 thousand shares were excluded from the weigthed average of outstanding ordinary shares calculation because they have an antidilutive effect.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Other Comprehensive Income

For the financial years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of pesos)

	12/31/2025	12/31/2024	12/31/2023
Net (Loss) / Income for the year	(37,670,223)	137,559,611	147,981,726
Components of Other Comprehensive Income that will not be reclassified to profit or loss
Revaluation Losses of property, plant and equipment (Note 12.1)	(266,908)	(6,566,680)	(5,997,517)
Income tax	95,916	2,298,338	2,099,130
Net revaluation surplus of property, plant and equipment	(170,992)	(4,268,342)	(3,898,387)
Loss from equity instruments at fair value through other comprehensive income	513,693	(311,986)	(2,016,599)
Income tax	(179,792)	109,195	705,810
Net Income loss from equity instruments at fair value through other comprehensive income	333,901	(202,791)	(1,310,789)
Total Other Comprehensive Income that will not be reclassified to profit or loss	162,909	(4,471,133)	(5,209,176)
Components of Other Comprehensive Income that may be reclassified to profit or loss
(Loss) / Income from financial instruments at fair value through other comprehensive income	(8,851,534)	(20,503,408)	21,114,442
Income tax	3,097,712	7,489,512	(7,697,344)
Net (Loss) / income from financial instruments at fair value through other comprehensive income	(5,753,822)	(13,013,896)	13,417,098
Foreign currency translation adjustment	3,607,884	1,317,628	1,268,631
Foreign currency translation adjustment for the fiscal year	3,607,884	1,317,628	1,268,631
Other Comprehensive (Loss) / Income that may be reclassified to profit or loss	(2,145,938)	(11,696,268)	14,685,729
Other Comprehensive (Loss) / Income	(1,983,029)	(16,167,401)	9,476,553
Other comprehensive (Loss) / Income attributable to parent company	(1,977,334)	(16,147,122)	9,465,724
Other comprehensive (Loss) / Income attributable to non-controlling interest	(5,695)	(20,279)	10,829
Comprehensive (Loss) / Income	(39,653,252)	121,392,210	157,458,279
Comprehensive (Loss) / Income for the year attributable to owners of the parent company	(39,548,656)	121,312,620	157,327,214
Comprehensive (Loss) / Income for the year attributable to non-controlling interest	(104,596)	79,590	131,065

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of pesos)

												Total
											Total	Shareholders´
		Inflation			Inflation	Cost of treasuary shares				Other	Shareholders´ equity	equity attributable	Total
	Capital	adjustment	Paid in	Treasury	adjustment of	and Inflation adjustment	Legal	Other	Retained	comprehensive	attributable to parent	to non-controlling	shareholders´
Items	stock	of capital Stock	capital	shares	treasury shares	treasury shares	reserve	reserves	earnings	income	company	interest	equity
Balance at December 31, 2022	444,411	81,971,659	756,925,183	12,311	7,414,539	(12,339,815)	9,241,640	46,070,705	(90,639,890)	23,960,449	823,061,192	651,758	823,712,950
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Other Reserves (use of reserve)	—	—	(27,760,439)	—	—	—	(9,241,640)	(33,730,916)	70,732,995	—	—	—	—
Acquisition of treasury shares	(1,739)	(1,047,907)	—	1,739	1,047,907	(2,460,175)	—	—	—	—	(2,460,175)	—	(2,460,175)
Net Income for the year	—	—	—	—	—	—	—	—	147,861,490	—	147,861,490	120,236	147,981,726
Other comprehensive Income for the year	—	—	—	—	—	—	—	—	—	9,465,724	9,465,724	10,829	9,476,553
Balance at December 31, 2023	442,672	80,923,752	729,164,744	14,050	8,462,446	(14,799,990)	—	12,339,789	127,954,595	33,426,173	977,928,231	782,823	978,711,054
Other movements	—	—	—	—	—	—	—	—	(226,124)	226,124	—	536,835	536,835
Consideration of results approved by the General Assembly of Shareholders held on April 19, 2024:
Constitution of reserves	—	—	—	—	—	—	16,136,452	94,216,727	(110,353,179)	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	(36,784,395)	—	(36,784,395)	—	(36,784,395)
Acquisition of treasury shares	(4,941)	(2,975,705)	—	4,941	2,975,705	(13,045,502)	—	—	—	—	(13,045,502)	—	(13,045,502)
Net Income for the year	—	—	—	—	—	—	—	—	137,459,742	—	137,459,742	99,869	137,559,611
Other comprehensive Income for the year	—	—	—	—	—	—	—	—	—	(16,147,122)	(16,147,122)	(20,279)	(16,167,401)
Balance at December 31, 2024	437,731	77,948,047	729,164,744	18,991	11,438,151	(27,845,492)	16,136,452	106,556,516	118,050,639	17,505,175	1,049,410,954	1,399,248	1,050,810,202
Disposal of equity instruments measured to VR ORI	—	—	—	—	—	—	—	—	36,239	(36,239)	—	—	—
Stock compensation plans	—	—	—	—	—	—	—	8,332,945	—	—	8,332,945	(536,835)	7,796,110
Consideration of results approved by the General Assembly of Shareholders held on April 22, 2025:
Constitution of reserves	—	—	—	—	—	—	8,220,331	123,304,971	(131,525,302)	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	(32,881,325)	—	(32,881,325)	—	(32,881,325)
Expiration treasury shares	—	—	—	(12,311)	(7,414,537)	12,339,804	—	(4,912,956)	—	—	—	—	—
Net Loss for the year	—	—	—	—	—	—	—	—	(37,571,322)	—	(37,571,322)	(98,901)	(37,670,223)
Other comprehensive Loss for the year	—	—	—	—	—	—	—	—	—	(1,977,334)	(1,977,334)	(5,695)	(1,983,029)
Balance at December 31, 2025	437,731	77,948,047	729,164,744	6,680	4,023,614	(15,505,688)	24,356,783	233,281,476	(83,891,071)	15,491,602	985,313,918	757,817	986,071,735

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the financial years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of pesos)

	12/31/2025	12/31/2024	12/31/2023
Cash flow from operating activities

Net (Loss) /income for the year	(37,670,223)	137,559,611	147,981,726
Adjustments to obtain flows from operating activities:
Income tax	(46,346,613)	50,380,411	99,503,554
Depreciation and Impairment of non - financial assets	73,412,284	69,173,761	91,472,033
Impairment losses on financial assets	267,444,919	78,288,899	96,367,148
Other adjustments:
Exchange rate difference on gold and foreign currency	58,690,843	(12,197,355)	(16,617,592)
Interest Income from loans and other financings	(1,766,381,830)	(2,185,410,149)	(3,316,401,526)
Interest Expense from deposits and financing received	947,126,579	1,168,170,898	2,364,754,548
Net income financial assets measured at fair value through profit or loss	(75,783,314)	(185,568,334)	(395,554,356)
Fair value measurement of investment properties	668,493	13,403,341	20,087,747
Results from exposure to changes in the purchasing power of money	142,717,560	402,396,322	312,028,120
Interest on liabilities for financial leases	3,599,457	2,526,891	96,511
Provisions reversed	(8,428,118)	(6,061,546)	(15,763,074)
Result from derecognition of financial assets measured at amortized cost	(5,063,724)	(107,953,651)	(48,289,750)
Share-based payments	7,796,110	—	—

(Increases) / decreases from operating assets:

Debt securities at fair value through profit or loss	162,183,121	145,439,605	539,889,794
Derivatives	(3,822,810)	4,783,800	(8,235,054)
Reverse Repo transactions	(3,657,016)	2,164,841,966	(1,972,319,351)
Loans and other financing
To the non-financial public sector	(4,484,004)	1,678,725	(3,452,852)
To the other financial entities	(305,257,539)	(15,320,269)	(5,727,649)
To the non-financial sector and foreign residents	906,339,273	654,180,070	3,949,739,054
Other debt securities	264,446,446	(349,809,051)	1,686,693,748
Financial assets pledged as collateral	(450,489,734)	(97,803,242)	(3,798,751)
Other assets	(50,042,557)	92,717,375	(268,204,001)

Increases / (decreases) from operating liabilities:

Deposits
Non-financial public sector	(59,077,835)	(98,248,897)	40,226,149
Financial sector	500,284	(1,121,390)	460,286
Private non-financial sector and foreign residents	59,744,786	(1,329,442,807)	(2,852,560,482)
Derivatives	(2,281,117)	2,281,117	—
Repo transactions	348,734,043	41,983,644	2,693,725
Liabilities at fair value through profit or loss	693,909	(1,741,432)	(17,341,569)
Other liabilities	85,852,555	62,354,151	43,590,316
Income Tax paid	(32,767,692)	(18,927,729)	(18,846,565)

Net cash provided by operating activities (A)	478,396,536	682,554,735	452,471,887

Cash flows from investing activities

Payments related to:
Purchase of PPE, intangible assets and other assets	(72,807,314)	(75,493,630)	(70,903,805)
Purchase of liabilities and equity instruments issued by other entities	(4,770,986)	113,463	3,434,791
Collections:
Disposals related to PPE, intangible assets and other assets	10,999,773	14,548,595	13,357,484

Net cash used in investing activities (B)	(66,578,527)	(60,831,572)	(54,111,530)

Cash flows from financing activities
Payments:
Lease liabilities	(15,222,513)	(11,698,919)	(14,335,184)
Unsubordinated debt securities	(355,803,167)	(3,081,005)	(5,107,170)
Financing received from the Argentine Central Bank and other financial institutions	(8,897,679,921)	(351,367,114)	(436,370,667)
Dividends distribution	(32,881,325)	(36,784,395)	—
Acquisition of treasury shares	—	(13,045,502)	(2,460,175)
Collections:
Unsubordinated debt securities	459,315,760	68,527,449	98,980
Financing received from the Argentine Central Bank and other financial institutions	9,326,777,805	395,351,414	394,753,367

Net cash provided by (used in) financing activities (C)	484,506,639	47,901,928	(63,420,849)

Effects of exchange rate changes (D)	254,256,179	348,842,491	621,512,821
Result from exposure to changes in the purchasing power of the currency of Cash and equivalents (E)	(415,723,552)	(739,041,457)	(717,802,267)
Net increase in cash and cash equivalents (A+B+C+D+E)	734,857,275	279,426,125	238,650,062
Cash and cash equivalents at the beginning of the year	1,003,372,458	723,946,333	485,296,271
Cash and cash equivalents at the end of the year	1,738,229,733	1,003,372,458	723,946,333

The accompanying notes are an integral part of these Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

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

Grupo Supervielle´s Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 include the assets, liabilities and results of the controlled companies detailed in Note 1.2.

1.1    Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issue by the International Accounting Standards Board (“IASB”).

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

These consolidated financial statements as of December 31, 2025, were approved by resolution of the Board of Directors' meeting held on April 8, 2026.

1.1.1Going concern

The consolidated financial statements as of December 31, 2025, 2024 and 2023 have been prepared on a going concern basis as there is a reasonable expectation that Grupo Supervielle will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

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

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2025 reached 792.1. Consequently, the Company has restated its consolidated financial statements in the terms of IAS 29 for the year ended December 31, 2024.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle used the National Consumer Price Index (National CPI) to restate balances and transactions. The tables below show the evolution of these indexes in the last three years and as of December 31, 2025 according to official statistics (INDEC):

	As of December 31,
Variation in Prices	2023	2024	2025
Annual	211.4%	117.8%	31.5%
Accumulated 3 years	815.6%	1,221.0%	792.1%

As a consequence of the aforementioned, these Consolidated Financial Statements as of December 31, 2025 were restated in accordance with the provisions of IAS 29.

Restatement of the Financial Position

Grupo Supervielle restated all the non-monetary items in order to reflect the impact of inflation in terms of the measuring unit current as of December 31, 2025. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories and Equity. Each item must be restated since the date of the initial recognition in Grupo Supervielle's accounts or since the date of the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2025.

Comparative figures must also be presented in the measuring unit current as of December 31, 2025. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period.

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

1.1.3Change in accounting policies and new accounting standards

The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2025, which had no significant impact on the Group’s consolidated financial statements.

Changes during the year ended December 31, 2025:

(a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes have been effective since January 1st, 2025 and there have been no significant impact.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The changes that have not entered into force as of December 31, 2025 are set out below:

(a) Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

These amendments clarify the recognition and derecognition requirements for certain financial assets and liabilities, with a new exception for some liabilities settled through an electronic cash transfer system; they also clarify and add guidance for assessing whether a financial asset meets the criteria for generating only principal and interest payments (SPPI); they add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to achieving environmental, social, and governance (ESG) objectives); and they will update the disclosures for equity instruments designated at fair value through other comprehensive income. The implementation date for these amendments is January 1, 2026. The Group does not expect any impacts from the implementation of this standard.

(b) IFRS 18: Presentation and Disclosure in Financial Statements

This new standard focuses on the presentation of the statement of profit or loss. The key new concepts introduced by IFRS 18 relate to: the structure of the statement of profit or loss; disclosure requirements in the financial statements for certain performance measures reported outside an entity's financial statements (i.e., performance measures defined by management); and improvements to the principles of grouping and disaggregating items in the primary financial statements and in the notes to the financial statements in general. It will be effective for annual periods beginning on or after January 2027. Early application is permitted. Its impact on the Group's financial statements is being assessed.

(c) IFRS 19: Non-Publicly Responsible Subsidiaries – Disclosures

This voluntary standard allows eligible subsidiaries to replace the disclosures required by each specific IFRS with reduced disclosures that it establishes. It seeks to balance the information needs of users of these entities' financial statements while saving costs for preparers. A subsidiary will be eligible if: it has no public accountability; and its parent company presents consolidated financial statements for public use that comply with IFRS Standards. It will be effective for annual periods beginning in January 2027. Early adoption is permitted. Its impact on the Group's financial statements is being assessed.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The following chart details the subsidiaries included in the consolidation process:

		Percentage of direct and indirect investment in capital stock
Company	Main Activity	12/31/2025		12/31/2024		12/31/2023
Banco Supervielle S.A.	Commercial Bank	99.90	% (1)	99.90	% (1)	99.90	% (1)
Supervielle Asset Management S.A.	Asset Management and Other Services	100.00%		100.00%		100.00%
Sofital S.A.U.F.e.I.	Real State	100.00%		100.00%		100.00%
Espacio Cordial de Servicios S.A.	Retail Services	100.00%		100.00%		100.00%
Supervielle Seguros S.A.	Insurance	100.00%		100.00%		100.00%
Micro Lending S.A.U.	Financial Company	100.00%		100.00%		100.00%
InvertirOnline S.A.U.	Financial Broker	100.00%		100.00%		100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%		100.00%		100.00%
IOL Holding S.A.	Financial Company	100.00%		100.00%		100.00%
IOL Agente de Valores S.A.	Financial Company	100.00%		100.00%		100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%		100.00%		100.00%
Bolsillo Digital S.A.U. (in dissolution) (2)	Fintech	100.00%		100.00%		100.00%
Supervielle Agente de Negociación S.A.U.	Financial Broker	100.00%		100.00%		100.00%

(1) Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99.87%, as of 12/31/2025, 12/31/2024 and 12/31/2023 respectively.

(2) On March 30, 2026, the shareholders of Bolsillo Digital S.A.U. approved the early dissolution of the company and the commencement of its liquidation process pursuant to Section 94, subsection 1, of the Argentine General Companies Law. As from that date and until its deregistration, the company operates under the name Bolsillo Digital S.A.U. (in dissolution).

For consolidation purposes, financial statements corresponding to the year ended December 31, 2025 were used, which cover the same period of time with respect to Grupo Supervielle's financial statements.

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

As of December 31, 2025, presented in comparative format

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2025 and 2024, the balances in U.S. dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than U.S. dollars, they have been converted to this currency using the exchange rates derived from repo transactions reported by the Argentine Central Bank.

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

Cash and Cash equivalents include cash and highly liquid short-term securities with an original maturity of less than three-months according to the following detail:

Item	12/31/2025	12/31/2024	12/31/2023
Cash and due from banks	1,599,186,464	858,981,662	656,287,173
Debt securities at fair value through profit or loss	133,028,981	143,866,688	59,006,302
Money Market Funds	6,014,288	524,108	8,652,858
Cash and cash equivalents	1,738,229,733	1,003,372,458	723,946,333

Reconciliation between balances as appearing on the Statement of Financial Position and the items in the Statement of Cash Flow:

Items	12/31/2025	12/31/2024	12/31/2023
Cash and due from Banks
As per Statement of Financial Position	1,599,186,464	858,981,662	656,287,173
As per the Statement of Cash Flow	1,599,186,464	858,981,662	656,287,173
Debt securities at fair value through profit or loss
As per Statement of Financial Position	249,506,501	346,410,248	132,965,249
Securities not considered a cash equivalents	(116,477,520)	(202,543,560)	(73,958,947)
As per the Statement of Cash Flow	133,028,981	143,866,688	59,006,302
Money Market Funds
As per Statement of Financial Position – Other financial assets	57,533,129	37,666,571	133,205,770
Other financial assets not considered a cash equivalents	(51,518,841)	(37,142,463)	(124,552,912)
As per the Statement of Cash Flow	6,014,288	524,108	8,652,858

Reconciliation of liabilities from financing activities at December 31, 2025, 2024 and 2023 is as follows:

		Cash Flows		Other non-cash
Items	12/31/2024	Inflows	Outflows	movements	12/31/2025
Unsubordinated debt securities	67,297,539	459,315,760	(355,803,167)	4,056,266	174,866,398
Financing received from the Argentine Central Bank and other financial institutions	51,695,858	9,326,777,805	(8,897,679,921)	—	480,793,742
Lease Liabilities	8,068,276	—	(15,222,513)	19,450,325	12,296,088
Total	127,061,673	9,786,093,565	(9,268,705,601)	23,506,591	667,956,228

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

		Cash Flows		Other non-cash
Items	12/31/2023	Inflows	Outflows	movements	12/31/2024
Unsubordinated debt securities	—	68,527,449	(3,081,005)	1,851,095	67,297,539
Financing received from the Argentine Central Bank and other financial institutions	7,711,558	395,351,414	(351,367,114)	—	51,695,858
Lease Liabilities	8,185,763	—	(11,698,919)	11,581,432	8,068,276
Total	15,897,321	463,878,863	(366,147,038)	13,432,527	127,061,673

		Cash Flows		Other non-cash
Items	12/31/2022	Inflows	Outflows	movements	12/31/2023
Unsubordinated debt securities	5,008,190	98,980	(5,107,170)	—	—
Financing received from the Argentine Central Bank and other financial institutions	49,328,858	394,753,367	(436,370,667)	—	7,711,558
Lease Liabilities	13,991,858	—	(14,335,184)	8,529,089	8,185,763
Total	68,328,906	394,852,347	(455,813,021)	8,529,089	15,897,321

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

●	In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs or realized upon settlement.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

iii)    Financial assets at fair value through profit or loss:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2025, presented in comparative format

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

The following describes Grupo Supervielle´s key judgements and assumptions for ECL measurement:

1.11.2   Significant increase in credit risk

Grupo Supervielle considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Personal and Business Banking

●	Maximum delay at financial asset level > 30 days.
●	If the financial asset is a refinancing.
●	The credit origination score has deteriorated by more than 30% with respect to the current performance score.
●	The difference between the current behavior score and the credit application score is less than -300 in absolute terms.
●	Internal Behavior Score at client level below the cut-off point (1)
●

(1) High Income: Salary plan segment >=400, Open Market segment >=500 and Retirees segment >=600 and Ex>=800 segment

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Corporate Banking

●	Portfolios more than 30 days past due.
●	Portfolios whose classification under Argentine Central Bank regulation is 2.
●	Probability of default higher than 30%.
●	Its rating deteriorated by more than two notes from its credit approval rating.
●	If the financial asset is a refinancing.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The risk rating matrix by industry is presented below, as of December 31, 2025 no very high risk industries have been identified:

RISK RATING BY INDUSTRY
Agriculture	Low	Utilities (Power generation)	Medium
Food and Drinks	Low	Utilities (Transport and distribution of energy)	Medium
Financial	Low	Chemicals and plastics	Medium
Supermarkets	Low	Auto parts/dealers	Medium
Utilities (water and waste)	Low	Cargo transportation	Medium
Oil and mining	Low	Construction	Medium
Pharmaceutical	Low	Household goods	Medium
IT/Communications	Low	Insurance	Medium
Cleaning	Low	Paper, cardboard, wood, glass	Medium
Oil Industry	Low	Dairy industry	Medium
Citrus Industry	Low	Private construction	Medium
Automotive terminals	Low	Iron and steel industry	Medium
SGR	Low	Machinery and equipment	Medium
Others	Low	Professionals	Medium
Textile	Medium	Home Appliances (Product.)	Medium
Real Estate	Medium	Appliances (Commercial)	Medium
Sports	Medium	Health	Medium
Entertaiment	Medium	Tourism and gastronomy	Medium
Wine industry	Medium	Passenger transport	Medium
Sugar Industry	Medium	Refrigeration industry	Medium
Public Construction	High

In the case of activities with high or very high risk, customers who are up to date will be provisioned as if they were between 1-30 days past due.

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

Grupo Supervielle has identified tow groupings: Personal and Business and Corporate Banking, amongst these tow segments Grupo Supervielle estimates parameters in a more granular way based on the shared risk characteristics.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Credit risk features may consider the following factors, among others:

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default (PD)	Personal loans (1)
Credit card loans (1)
Mortgage loans
Automobile and other secured loans
Refinancing
Other financings
	Loss Given Default (LGD)	Personal loans (1)
Credit card loans (1)
Automobile and other secured loans
Overdrafts
Mortgage loans
Refinancing
Other financings

Group	Parameter	Grouping
Corporate Banking	Probability of Default (PD) (2)	MEGRAs
Small and medium size companies
Financial sector
	Loss Given Default (LGD)	Secured loans
Unsecured loans
MEGRAs unsecured + PYMEs unsecured

(1)	For credit cards and personal loans, Grupo Supervielle includes an additional layer of analysis: senior citizens, high income open market, high income payroll, non- high income open market, non-high income payroll, entrepreneurs, former senior citizens, former payroll and On-Boarding.

(2)	For calculating the probability of default, the segments were grouped by arrears bucket (0; 1-30; 31-60; 61-90).

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.11.4Definition of default and credit-impaired

Grupo Supervielle defines a financial instrument as in default when such instrument meets one or more of the following criteria:

Personal and Business Banking

●	Financial instruments delinquent more than 90 days in past due.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

1.11.5Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows:

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.11.4), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.
●	EAD is based on the amounts Grupo Supervielle expects to be owed at the time of default, over the next 12 months (12 months EAD) or over the remaining lifetime (lifetime EAD). For example, for a revolving credit facility, Grupo Supervielle includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.
●	LGD represents Grupo Supervielle´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default (EAD).

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2025, as for its portfolios, Grupo Supervielle concluded that three scenarios have properly captured non-linearities. Scenario analysis are defined by means of a combination of statistic and expert judgement analysis, taking into account the range of potential results of which each scenario is representative. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. Grupo Supervielle considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of Grupo Supervielle to establish that chosen scenarios are representative of the range of possible scenarios.

The most significant assumptions used to calculate ECL as of December 31, 2025 are as follows:

Parameter	Industry / Segment	Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
	Personal and Business Banking	Private Sector Deposits	45.0%	40.0%	41.0%
		Real Badlar Rate (private banks)	2.0%	(0.1)%	3.7%
Probability of Default		Monthly Economic Activity Estimator	3.7%	8.4%	(1.2)%
	Corporate Banking	Real Badlar Rate (private banks)	2.0%	(0.1)%	3.7%
		Blue cheap swap rate	20.1%	(9.3)%	66.9%
	Personal and Business Banking	Real Badlar Rate (private banks)	2.0%	(0.1)%	3.7%
Loss Given Default		Private Sector Real Deposits	45.0%	40.0%	41.0%
		Private Sector Deposits	45.0%	40.0%	41.0%
	Corporate Banking	Real Badlar Rate (private banks)	2.0%	(0.1)%	3.7%
		Inflation	22.0%	17.9%	42.0%

The following are weightings assigned to each scenario as of December 31, 2025:

Scenario 1	60%
Scenario 2	20%
Scenario 3	20%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2025 that would result from reasonably potential changes in the following parameters:

December 31, 2025
Reported ECL Allowance	231,751,070
Gross carrying amount	3,997,229,296
Reported Loss rate	5.80%
Irregular Portfolio Coverage	109.14%
ECL amount by scenarios
Favorable scenario (Allowances for loan losses)	214,616,996
Unfavorable scenario (Allowances for loan losses)	244,299,465

Loss Rate by scenarios
Favorable scenario	5.37%
Unfavorable scenario	6.11%

Coverage Ratio by Scenario
Favorable scenario	101.07%
Unfavorable scenario	115.05%

1.12.   Leases

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

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In addition, Grupo Supervielle utilizes the criteria described in IAS 36 to determine whether there is objective evidence that an impairment loss has occurred.

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

As of December 31, 2025, presented in comparative format

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

Land and buildings are recognised at fair value based on periodic valuations by external independent valuers, less subsequent depreciation for buildings. A revaluation surplus is credited to shareholders’ equity.

Management updates the valuation of the fair value of land and buildings (classified as property, plant and equipment), taking into account independent valuations. The sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per square meter (Level 3).  Management determines the value of property, plant and equipment within a range of fair value estimates and considers the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

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

Depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases, in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

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

Movements in investment properties for the year ended December 31, 2025 and 2024 were as follows:

	12/31/2025	12/31/2024
Income derived from rents (rents charged)	360,657	346,491
Direct operating expenses of properties that generated income derived from rents	(37,749)	(94,650)
Fair value remeasurement	(668,493)	(13,403,341)
Total	(345,585)	(13,151,500)

The net result generated by the investment property as of December 31, 2025 and 2024 amounts to a loss of $345,585 and an loss of $13,151,500 respectively, and is recognized under “Other operating income”, “Administrative expenses” and “Other operating expenses”. in the Consolidated Income Statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

The details of the programs is described in Note 23.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

1.25.   Capital Stock and Capital Adjustments

Accounts included in this item are expressed in terms of the measuring unit current as of December 31, 2025 as described in Note 1.1.2, except from the item “Capital Stock”, which has been held at nominal value.

Common shares are recognized in shareholders´ equity and carried at nominal value.

As indicated in Note 24 and 32 to the Consolidated Financial Statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares is disclosed as part of the Capital Stock within the Statement of Changes in Shareholders´ Equity, after the Share capital stock, Inflation adjustment of capital stock and Paid in Capital.

1.26.   Share-Based Compensation

The Group provides some employees with compensation through share options, whereby they receive equity instruments as consideration (“Share-Based Compensation Transactions Settled by Equity Instruments”).

Share-Based Compensation Transactions Settled by Equity Instruments

On May 7, 2025, the Company’s Board of Directors, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders´ Meeting  held on April 19, 2024, approved a Share Option Plan designed to align the performance of key personnel with the Company’s strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders. The Plan includes the following mechanism to reward and retain key personnel:

(i) Share Option (“SOP”)

The Share Option Plan grants the participant the right to purchase a certain number of shares during a specified period. The cost of the stock purchase plan settled with equity instruments is measured at the grant date (see Note 26), taking into account the specific terms

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

and conditions of the plan. The cost of the settled compensation is recognized in the income statement under the heading “Employee benefits” in the line item “Share-based payments”.

1.27. Reserves and Dividend distribution

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

Given the repurchase of treasury shares carried out by Grupo Supervielle, described in Note 34, due to local regulations Grupo Supervielle has a restriction on the distribution of results and/or reversal of free reserves of $ 15,505,688 equivalent to the cost of acquisition of own shares.

The distribution of dividends to Grupo Supervielle’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by Grupo Supervielle’s Shareholders.

1.28.   Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective interest rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. Grupo Supervielle records all its non-derivative financial liabilities at amortized cost, except those included in the caption “Liabilities at fair value through profit or loss”, which are measured at fair value.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

1.29.   Income tax

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

Grupo Supervielle recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except when the following two conditions are met:

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

1.30.   Earnings per share

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

b-    Valuation of the expected credit loss allowances

Grupo Supervielle recognizes the allowance for loan losses under the expected credit losses (ECL) method included in International Financial Reporting Standard N°9 “Financial Instruments” (“IFRS 9”). The most significant judgements of the model relate to making assumptions about macroeconomic scenarios to determine the forward looking factor. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective.

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

Grupo Supervielle  has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. Grupo Supervielle has requested valuations by external independent valuers  for its land and buildings category as of December 31, 2025, recording and impairment on some of them (see Note 12.1). For the rest of the categories of property, plant and equipment as well as for  intangibles other than goodwill, no indicators have been identified and no impairment has been recognised for any of the periods presented in the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

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

e-    Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and share performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 34.

3.    SEGMENT REPORTING

Grupo Supervielle determines operating segments based on performance reports which are updated upon changes and reviewed by the Board and key personnel of Senior Management.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to $1,500,000
-	“Small and medium size companies”, companies that record annual sales of over $1,500,000 up to $10,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over $10,000,000 up to $14,000,000
-	Big companies. Big companies that record annual sales of over $14,000,000

Grupo Supervielle analyses the bussiness taking into account the different type of services and products offered:

a-	Personal and Business Banking – Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses and SMEs.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, manages trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.
d-	Insurance – Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services – Grupo Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U. (in dissolution).

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

During 2025, we implemented changes in our internal capital allocation methodology. The concepts that were previously distributed among the different segments according to their capital usage percentage, such as capital results and inflation adjustment, are now fully allocated to the Treasury segment. These changes impact the segments of Personal and Businesses Banking, Corporate Banking, and Bank Treasury. The comparative information presented in this note has been adjusted for comparability purposes.

The following chart includes information by segment measured in accordance with IAS 29, as of December 31, 2025, 2024 and 2023:

	Personal and				Asset
	Business	Corporate	Bank		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Insurance	Other Services	Adjustments	12.31.2025
Cash and due from banks	205,935,976	11,117,258	1,261,552,983	16,714	121,866,134	(1,302,601)	1,599,186,464
Debt securities at fair value through profit or loss	2,150,212	7,552,770	163,152,090	14,960,191	63,628,667	(1,937,429)	249,506,501
Loans and other financing	1,892,290,769	1,834,735,962	30,073,642	—	2,755,497	5,622,356	3,765,478,226
Other debt securities	—	—	739,981,909	6,285,032	45,029,325	13,611,562	804,907,828
Other Assets	201,291,506	37,027,755	1,032,976,692	14,815,052	156,665,132	(92,290,261)	1,350,485,876
Total Assets	2,301,668,463	1,890,433,745	3,227,737,316	36,076,989	389,944,755	(76,296,373)	7,769,564,895

	Personal and				Asset
	Businesses	Corporate	Bank		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Insurance	Other Services	Adjustments	12.31.2025
Deposits	2,168,241,412	1,195,544,459	1,757,563,435	—	—	(2,462,827)	5,118,886,479
Financing received from the Argentine Central Bank and others	222,602	7,126	480,585,822	—	509,649	(531,457)	480,793,742
Unsubordinated Debt Securities	—	—	178,844,583	—	—	(3,978,185)	174,866,398
Other liabilities	173,457,827	75,765,562	490,018,579	9,588,526	174,785,806	85,330,241	1,008,946,541
Total Liabilities	2,341,921,841	1,271,317,147	2,907,012,419	9,588,526	175,295,455	78,357,772	6,783,493,160

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

	Personal and				Asset		For the year
	Business	Corporate	Bank		Management and		ended
Result by segments	Banking	Banking	Treasury	Insurance	Other Services	Adjustments	12.31.2025
Interests income	890,305,775	319,820,358	531,728,869	2,690,796	20,944,413	891,619	1,766,381,830
Interest Expense	(182,710,036)	(133,915,604)	(610,493,342)	(531,245)	(21,157,846)	1,681,494	(947,126,579)
Distribution of results by the Treasury	(303,395,935)	(89,711,951)	393,107,886	—	—	—	—
Net interest income	404,199,804	96,192,803	314,343,413	2,159,551	(213,433)	2,573,113	819,255,251
Net income from financial instruments at fair value through profit or loss	248,030	2,720,431	35,408,709	6,236,084	29,643,939	1,526,121	75,783,314
Result from derecognition of assets measured at amortized cost	(434)	—	5,080,190	—	—	(16,032)	5,063,724
Exchange rate differences on gold and foreign currency	6,606,915	(31,412)	(65,551,018)	15,068	154,920	114,684	(58,690,843)
NIFFI And Exchange Rate Differences	6,854,511	2,689,019	(25,062,119)	6,251,152	29,798,859	1,624,773	22,156,195
Net Financial Income	411,054,315	98,881,822	289,281,294	8,410,703	29,585,426	4,197,886	841,411,446
Services Fee Income	152,850,910	21,425,460	5,516,626	—	93,504,530	(5,769,019)	267,528,507
Services Fee Expenses	(49,332,558)	(2,671,252)	(2,410,823)	—	(4,871,555)	284,013	(59,002,175)
Income from insurance activities	—	—	—	30,784,970	—	5,699,341	36,484,311
Net Service Fee Income	103,518,352	18,754,208	3,105,803	30,784,970	88,632,975	214,335	245,010,643
Subtotal	514,572,667	117,636,030	292,387,097	39,195,673	118,218,401	4,412,221	1,086,422,089
Result from exposure to changes in the purchasing power of money	(459,114)	—	(110,830,636)	(8,526,850)	(20,190,660)	(2,710,300)	(142,717,560)
Other operating income	38,056,132	12,206,275	4,385,803	177,616	16,974,367	(6,884,940)	64,915,253
Loan loss provisions	(249,053,895)	(11,331,104)	(6,598,644)	(7,870)	(399,912)	(53,494)	(267,444,919)
Net operating income	303,115,790	118,511,201	179,343,620	30,838,569	114,602,196	(5,236,513)	741,174,863
Personnel expenses	(245,121,888)	(41,072,133)	(20,858,462)	(2,829,420)	(21,597,065)	4,226,226	(327,252,742)
Administrative expenses	(168,578,213)	(17,308,372)	(12,594,959)	(945,720)	(25,129,082)	2,748,891	(221,807,455)
Depreciations and impairment of non-financial assets	(50,645,571)	(13,417,869)	(6,914,548)	(748,766)	(531,033)	(1,154,497)	(73,412,284)
Other operating expenses	(128,979,113)	(36,836,605)	(35,780,978)	(190,168)	(7,118,327)	6,185,973	(202,719,218)
Operating income	(290,208,995)	9,876,222	103,194,673	26,124,495	60,226,689	6,770,080	(84,016,836)
Income from associates and joint ventures	—	—	—	—	24,727,632	(24,727,632)	—
Result before taxes	(290,208,995)	9,876,222	103,194,673	26,124,495	84,954,321	(17,957,552)	(84,016,836)
Income tax	103,471,764	(2,992,714)	(26,104,975)	(8,117,225)	(19,595,841)	(314,396)	46,346,613
Net (Loss) / income	(186,737,231)	6,883,508	77,089,698	18,007,270	65,358,480	(18,271,948)	(37,670,223)
Net (loss) / income for the year attributable to owners of the parent company	(186,737,231)	6,883,508	77,089,698	18,007,270	65,358,480	(18,173,047)	(37,571,322)
Net loss for the year attributable to non-controlling interest	—	—	—	—	—	(98,901)	(98,901)
Other comprehensive (loss) / income	—	—	(5,592,852)	—	3,607,885	1,938	(1,983,029)
Other comprehensive (loss)/income attributable to owners of the parent company	—	—	(5,592,852)	—	3,607,885	7,633	(1,977,334)
Other comprehensive loss attributable to non-controlling interest	—	—	—	—	—	(5,695)	(5,695)
Comprehensive (loss) / income for the year	(186,737,231)	6,883,508	71,496,846	18,007,270	68,966,365	(18,270,010)	(39,653,252)
Comprehensive (loss)/income attributable to owners of the parent company	(186,737,231)	6,883,508	71,496,846	18,007,270	68,966,365	(18,165,414)	(39,548,656)
Comprehensive loss attributable to non-controlling interest	—	—	—	—	—	(104,596)	(104,596)

	Personal and				Asset
	Business	Corporate	Bank		Management and		Total as of
Asset by segments	Banking	Banking	Treasury	Insurance	Other Services	Adjustments	12.31.2024
Cash and due from banks	196,357,919	6,038,142	643,144,004	9,360	14,392,038	(959,801)	858,981,662
Debt securities at fair value through profit or loss	—	11,781,424	199,051,465	12,832,283	122,745,076	—	346,410,248
Loans and other financing	1,667,130,180	1,048,789,355	135,634,643	111,026	3,256,333	(210,610)	2,854,710,927
Other debt securities	5,139,734	—	1,032,020,890	10,237,801	14,638,073	7,317,776	1,069,354,274
Other Assets	165,596,334	30,362,475	520,906,979	14,870,936	114,779,630	(52,760,036)	793,756,318
Total Assets	2,034,224,167	1,096,971,396	2,530,757,981	38,061,406	269,811,150	(46,612,671)	5,923,213,429

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

	Personal and				Asset
	Businesses	Corporate	Bank		Management and		Total as of
Liabilities by segments	Banking	Banking	Treasury	Insurance	Other Services	Adjustments	12.31.2024
Deposits	1,846,479,858	919,786,818	1,408,736,212	—	—	(353,957)	4,174,648,931
Financing received from the Argentine Central Bank and others	124,661	1,830	50,915,919	—	—	653,448	51,695,858
Unsubordinated Debt Securities	357,109	89,486	66,850,944	—	—	—	67,297,539
Other liabilities	206,664,068	45,881,883	118,226,120	11,653,198	105,362,698	90,972,932	578,760,899
Total Liabilities	2,053,625,696	965,760,017	1,644,729,195	11,653,198	105,362,698	91,272,423	4,872,403,227

	Personal and				Asset		For the year
	Business	Corporate	Bank		Management and		ended
Result by segments	Banking	Banking	Treasury	Insurance	Other Services	Adjustments	12.31.2024
Interests income	626,064,577	342,855,607	1,203,099,332	851,562	6,342,568	6,196,503	2,185,410,149
Interest Expense	(261,321,596)	(88,896,597)	(817,317,061)	(702,552)	(142,183)	209,091	(1,168,170,898)
Distribution of results by the Treasury	(31,178,676)	(161,396,126)	192,574,802	—	—	—	—
Net interest income	333,564,305	92,562,884	578,357,073	149,010	6,200,385	6,405,594	1,017,239,251
Net income from financial instruments at fair value through profit or loss	725,394	2,148,249	144,326,178	16,448,706	21,044,029	875,778	185,568,334
Result from derecognition of assets measured at amortized cost	46,988	—	105,462,562	—	—	2,444,101	107,953,651
Exchange rate differences on gold and foreign currency	3,875,765	1,535,527	4,960,684	(9,110)	1,357,663	476,826	12,197,355
NIFFI And Exchange Rate Differences	4,648,147	3,683,776	254,749,424	16,439,596	22,401,692	3,796,705	305,719,340
Net Financial Income	338,212,452	96,246,660	833,106,497	16,588,606	28,602,077	10,202,299	1,322,958,591
Services Fee Income	149,400,581	20,291,352	1,134,562	—	91,388,334	(4,769,058)	257,445,771
Services Fee Expenses	(48,290,962)	(2,703,818)	(1,248,958)	—	(3,772,825)	2,465	(56,014,098)
Income from insurance activities	—	—	—	28,051,368	—	4,828,900	32,880,268
Net Service Fee Income	101,109,619	17,587,534	(114,396)	28,051,368	87,615,509	62,307	234,311,941
Subtotal	439,322,071	113,834,194	832,992,101	44,639,974	116,217,586	10,264,606	1,557,270,532
Result from exposure to changes in the purchasing power of money	(2,502,639)	—	(330,515,786)	(24,244,680)	(31,792,184)	(13,341,033)	(402,396,322)
Other operating income	20,728,042	13,310,573	10,853,817	92,072	9,401,002	(2,827,240)	51,558,266
Loan loss provisions	(65,901,063)	(3,052,872)	(8,890,213)	(112,178)	(271,184)	(61,389)	(78,288,899)
Net operating income	391,646,411	124,091,895	504,439,919	20,375,188	93,555,220	(5,965,056)	1,128,143,577
Personnel expenses	(286,009,576)	(50,549,150)	(22,877,315)	(4,837,707)	(20,686,540)	(905,052)	(385,865,340)
Administrative expenses	(182,027,302)	(19,958,381)	(10,621,892)	(825,315)	(17,837,394)	1,945,121	(229,325,163)
Depreciations and impairment of non-financial assets	(53,475,449)	(9,372,839)	(3,602,433)	(731,143)	(452,590)	(1,539,307)	(69,173,761)
Other operating expenses	(96,167,833)	(32,871,708)	(119,091,957)	(240,568)	(6,207,140)	(1,260,085)	(255,839,291)
Operating income	(226,033,749)	11,339,817	348,246,322	13,740,455	48,371,556	(7,724,379)	187,940,022
Income from associates and joint ventures	—	—	—	—	24,355,418	(24,355,418)	—
Result before taxes	(226,033,749)	11,339,817	348,246,322	13,740,455	72,726,974	(32,079,797)	187,940,022
Income tax	79,148,656	(1,206,413)	(107,246,024)	(5,125,195)	(15,476,206)	(475,229)	(50,380,411)
Net income/(loss)	(146,885,093)	10,133,404	241,000,298	8,615,260	57,250,768	(32,555,026)	137,559,611
Net income/(loss) for the year attributable to owners of the parent company	(146,885,093)	10,133,404	241,000,298	8,615,260	57,250,768	(32,654,895)	137,459,742
Net income for the year attributable to non-controlling interest	—	—	—	—	—	99,869	99,869
Other comprehensive income/(loss)	129,512	—	(19,915,726)	—	1,317,625	2,301,188	(16,167,401)
Other comprehensive income/(loss) attributable to owners of the parent company	129,512	—	(19,915,726)	—	1,317,625	2,321,467	(16,147,122)
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	(20,279)	(20,279)
Comprehensive income/(loss) for the year	(146,755,581)	10,133,404	221,084,572	8,615,260	58,568,393	(30,253,838)	121,392,210
Comprehensive income/(loss) attributable to owners of the parent company	(146,755,581)	10,133,404	221,084,572	8,615,260	58,568,393	(30,333,428)	121,312,620
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	79,590	79,590

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

	Personal and				Asset		For the year
	Business	Corporate	Bank		Management and		ended
Result by segments	Banking	Banking	Treasury	Insurance	Other Services	Adjustments	12.31.2023
Interests income	729,286,228	463,060,575	2,095,849,261	531,952	9,924,669	17,748,841	3,316,401,526
Interest Expense	(838,465,350)	(285,212,941)	(1,238,993,022)	—	(1,378,382)	(704,853)	(2,364,754,548)
Distribution of results by the Treasury	526,418,105	(316,785)	(526,101,320)	—	—	—	—
Net interest income	417,238,983	177,530,849	330,754,919	531,952	8,546,287	17,043,988	951,646,978
Net income from financial instruments at fair value through profit or loss	3,873,607	(38,636)	333,410,361	31,647,228	16,617,001	10,044,795	395,554,356
Result from derecognition of assets measured at amortized cost	417,798	—	44,982,259	—	—	2,889,693	48,289,750
Exchange rate differences on gold and foreign currency	(16,669,078)	(21,398,263)	35,736,177	3,008	10,365,419	8,580,329	16,617,592
NIFFI And Exchange Rate Differences	(12,377,673)	(21,436,899)	414,128,797	31,650,236	26,982,420	21,514,817	460,461,698
Net Financial Income	404,861,310	156,093,950	744,883,716	32,182,188	35,528,707	38,558,805	1,412,108,676
Services Fee Income	172,870,101	21,369,585	1,633,351	—	75,761,916	(4,863,371)	266,771,582
Services Fee Expenses	(61,069,234)	(3,847,960)	(1,632,113)	—	(2,706,777)	—	(69,256,084)
Income from insurance activities	—	—	—	37,655,415	—	3,685,297	41,340,712
Net Service Fee Income	111,800,867	17,521,625	1,238	37,655,415	73,055,139	(1,178,074)	238,856,210
Subtotal	516,662,177	173,615,575	744,884,954	69,837,603	108,583,846	37,380,731	1,650,964,886
Result from exposure to changes in the purchasing power of money	(9,563,666)	—	(208,752,700)	(33,373,890)	(23,036,180)	(37,301,684)	(312,028,120)
Other operating income	28,278,788	14,242,565	19,887,382	126,271	8,815,083	(3,490,036)	67,860,053
Loan loss provisions	(75,311,097)	(14,828,063)	(5,980,832)	—	—	(247,156)	(96,367,148)
Net operating income	460,066,202	173,030,077	550,038,804	36,589,984	94,362,749	(3,658,145)	1,310,429,671
Personnel expenses	(336,453,176)	(59,627,319)	(29,046,003)	(10,747,129)	(23,147,435)	(456,336)	(459,477,398)
Administrative expenses	(198,095,805)	(13,670,476)	(11,021,789)	(8,999,868)	(14,907,247)	4,807,582	(241,887,603)
Depreciations and impairment of non-financial assets	(74,923,876)	(10,120,042)	(3,658,893)	(784,021)	(832,027)	(1,153,174)	(91,472,033)
Other operating expenses	(115,523,539)	(48,201,339)	(96,000,925)	(8,141)	(6,644,446)	(3,728,967)	(270,107,357)
Operating income	(264,930,194)	41,410,901	410,311,194	16,050,825	48,831,594	(4,189,040)	247,485,280
Income from associates and joint ventures	—	—	—	—	139,437	(139,437)	—
Result before taxes	(264,930,194)	41,410,901	410,311,194	16,050,825	48,971,031	(4,328,477)	247,485,280
Income tax	88,977,740	(14,659,088)	(146,859,918)	(5,732,430)	(18,675,734)	(2,554,124)	(99,503,554)
Net (loss) / income	(175,952,454)	26,751,813	263,451,276	10,318,395	30,295,297	(6,882,601)	147,981,726
Net (loss) / income for the year attributable to owners of the parent company	(175,952,454)	26,751,813	263,451,276	10,318,395	30,295,297	(7,002,837)	147,861,490
Net (loss) / income for the year attributable to non-controlling interest	—	—	—	—	—	120,236	120,236
Other comprehensive (loss)/income	22,826	—	10,636,464	(1,862,434)	1,268,632	(588,935)	9,476,553
Other comprehensive (loss) / income attributable to owners of the parent company	22,826	—	10,636,464	(1,862,434)	1,268,632	(599,764)	9,465,724
Other comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	10,829	10,829
Comprehensive (loss)/income for the year	(175,929,628)	26,751,813	274,087,740	8,455,961	31,563,929	(7,471,536)	157,458,279
Comprehensive (loss) / income attributable to owners of the parent company	(175,929,628)	26,751,813	274,087,740	8,455,961	31,563,929	(7,602,601)	157,327,214
Comprehensive (loss) / income attributable to non-controlling interest	—	—	—	—	—	131,065	131,065

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

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

The new tax rates under this treatment are:

• Up to $101,679 of accumulated net taxable income: a rate of 25% will be applied;

• More than $101,679 and up to $1,016,796 of accumulated net taxable income: a fixed amount of $25,420 will be applied plus a rate of 30% on the amount exceeding $101,679.

• More than $1,016,796 of accumulated net taxable income: a fixed amount of $299,955 will be applied plus a rate of 35% on the amount exceeding $1,016,796.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The following is a reconciliation between the income tax charged to income as of December 31, 2025, 2024 and 2023 and that which would result from applying the current tax rate on the accounting profit.

	12/31/2025	12/31/2024	12/31/2023
Income before taxes	(84,016,836)	187,940,022	247,485,280
Tax rate	35%	30%	35%
Income for the year at tax rate	(29,339,681)	55,447,615	86,287,599
Permanent differences at tax rate:
Contribution SGR (Mutual Guarantee Societies)	(17,500)	(3,875,038)	(120,316)
Tax inflation adjustment	(15,829,609)	4,727,101	8,359,709
Others	(1,375,944)	(6,216,889)	332,195
Non-deductible results	216,121	297,622	4,644,367
Income tax	(46,346,613)	50,380,411	99,503,554

4.1Deferred tax

The net position of the deferred tax is as follows:

	12/31/2025	12/31/2024
Net assets by deferred tax	91,403,537	15,713,555

Deferred taxes to be recovered in more than 12 months	4,175,579	19,437,325
Deferred taxes to be recovered in 12 months	110,865,809	443,267
Subtotal – Deferred tax assets	115,041,388	19,880,592
Deferred taxes to be paid in more than 12 months	(20,565,272)	(12,813,693)
Deferred taxes to be paid in 12 months	(3,072,579)	8,646,656
Subtotal – Deferred tax liabilities	(23,637,851)	(4,167,037)
Total Net Assets by deferred Tax	91,403,537	15,713,555

According to the analysis carried out by Grupo Supervielle, it is considered that the assets detailed above meet the requirements to consider them recoverable.

Deferred tax assets / (liabilities) are summarized as follows:

	Balance at	(Charge)/Credit	Balance at
	12/31/2024	to Income/OCI	12/31/2025
Intangible assets	(2,519,708)	(30,701)	(2,550,409)
Loan Loss Reserves	25,914,351	25,070,465	50,984,816
Property, plant and equipment	(8,642,748)	1,633,185	(7,009,563)
Foreign Currency	1,793	(1,418)	375
Tax Loss Carry Forward	3,303,800	35,211,857	38,515,657
Inflation adjustment credit	79,251	29,946	109,197
Provisions	21,157,383	(15,518,635)	5,638,748
Others	(23,580,567)	29,295,283	5,714,716
Total	15,713,555	75,689,982	91,403,537

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

	Balance at	(Charge)/Credit	Balance at
	12/31/2023	to Income	12/31/2024
Intangible assets	(24,749,611)	22,229,903	(2,519,708)
Loan Loss Reserves	15,681,786	10,232,565	25,914,351
Property, plant and equipment	(12,157,117)	3,514,369	(8,642,748)
Foreign Currency	(906,162)	907,955	1,793
Tax Loss Carry Forward	6,388,210	(3,084,410)	3,303,800
Inflation adjustment credit	14,838,191	(14,758,940)	79,251
Provisions	13,467,298	7,690,085	21,157,383
Others	19,937,450	(43,518,017)	(23,580,567)
Total	32,500,045	(16,786,490)	15,713,555

The breakdown of the Tax Loss Carry Forward by expiration date is as follows:

	12/31/2025
Year of generation	Amount	Expiration Date	Deferred Tax Assets
2021	22,301	2026	6,690
2022	8,096,696	2027	2,429,009
2023	7,152	2028	2,146
2024	1,303,446	2029	391,034
2024	118,955,926	2030	35,686,778
Total	128,385,522		38,515,657

5.    FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31,2025 and 2024:

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2025	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	1,599,186,464	—	1,599,186,464
- Debt securities at fair value through profit or loss	249,506,501	—	—	249,506,501
- Derivatives	9,910,637	—	—	9,910,637
- Reverse Repo transactions	—	3,657,016	—	3,657,016
- Other financial assets	44,370,988	13,162,141	—	57,533,129
- Loans and other financing	—	3,765,478,226	—	3,765,478,226
- Other debt securities	—	706,297,983	98,609,845	804,907,828
- Financial assets pledged as collateral	—	681,163,072	—	681,163,072
- Investments in Equity Instruments	4,306,274	—	1,399,669	5,705,943
Total Assets	308,094,400	6,768,944,902	100,009,514	7,177,048,816
Liabilities
- Deposits	—	5,118,886,479	—	5,118,886,479
- Liabilities at fair value through profit or loss	693,909	—	—	693,909
- Repo transactions	—	393,411,412	—	393,411,412
- Other financial liabilities	271,671,634	8,600,651	—	280,272,285
- Financing received from the Argentine Central Bank and other financial institutions	—	480,793,742	—	480,793,742
- Unsubordinated Negotiable obligations	—	174,866,398	—	174,866,398
Total Liabilities	272,365,543	6,176,558,682	—	6,448,924,225

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

	Fair value		Fair value
	through		through
Financial Instruments as of 12/31/2024	profit or loss	Amortized Cost	OCI	Total
Assets
- Cash and due from banks	—	858,981,662	—	858,981,662
- Debt securities at fair value through profit or loss	346,410,248	—	—	346,410,248
- Derivatives	6,087,827	—	—	6,087,827
- Other financial assets	22,573,471	15,093,100	—	37,666,571
- Loans and other financing	—	2,854,710,927	—	2,854,710,927
- Other debt securities	273,817,769	795,536,505	—	1,069,354,274
- Financial assets pledged as collateral	230,670,891	2,447	—	230,673,338
- Investments in Equity Instruments	68,878	—	866,079	934,957
Total Assets	879,629,084	4,524,324,641	866,079	5,404,819,804
Liabilities
- Deposits	—	4,174,648,931	—	4,174,648,931
- Derivatives	2,281,117	—	—	2,281,117
- Reverse repo transactions	—	44,677,369	—	44,677,369
- Other financial liabilities	208,818,482	9,796,031	—	218,614,513
- Financing received from the Argentine Central Bank and other financial institutions	—	51,695,858	—	51,695,858
- Unsubordinated debt securities	—	67,297,539	—	67,297,539
Total Liabilities	211,099,599	4,348,115,728	—	4,559,215,327

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle’s financial instruments measured at fair value as of December 31,2025 and 2024 are detailed below:

Financial Instruments as of 12/31/2025	FV Level 1	FV Level 2	FV Level 3	Total
Assets
- Debt securities at fair value through profit or loss	243,188,707	6,317,794	—	249,506,501
- Derivatives	—	9,910,637	—	9,910,637
- Other financial assets	44,370,988	—	—	44,370,988
- Other debt securities	63,225,729	35,384,116	—	98,609,845
- Investments in Equity Instruments	4,306,274	—	1,399,669	5,705,943
Total Assets	355,091,698	51,612,547	1,399,669	408,103,914
Liabilities
- Liabilities at fair value through profit or loss	693,909	—	—	693,909
- Other financial liabilities	271,671,634	—	—	271,671,634
Total Liabilities	272,365,543	—	—	272,365,543

Financial Instruments as of 12/31/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
- Debt securities at fair value through profit or loss	337,225,295	9,184,953	—	346,410,248
- Derivatives	—	6,087,827	—	6,087,827
- Other financial assets	22,573,471	—	—	22,573,471
- Other debt securities	145,575,345	128,242,424	—	273,817,769
- Financial assets pledged as collateral	230,670,891	—	—	230,670,891
- Investments in Equity Instruments	68,878	—	866,079	934,957
Total Assets	736,113,880	143,515,204	866,079	880,495,163
Liabilities
- Derivatives	—	2,281,117	—	2,281,117
- Other financial liabilities	208,818,482	—	—	208,818,482
Total Liabilities	208,818,482	2,281,117	—	211,099,599

Below is shown the reconciliation of the financial instruments classiffied as Fair Value Level 3:

FV Level 3	12/31/2024	Transfers	Additions	Disposals	OCI	12/31/2025
Assets
- Investments in equity instruments	866,079	—	35,936	(16,039)	513,693	1,399,669

Grupo Supervielle’s policy is to recognize transfers between fair value Levels only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values Level 2 and Level 3  include the following:

●	Market or quoted prices for similar instruments.
●	The estimated present value of instruments.

The valuation technique to determine fair value Level 2 includes estimating the through spot rate curve which calculate the yield upon market prices.

These valuation techniques are detailed below:

●	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in active markets (A3

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Mercados, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the Central Bank and Treasury Bills without quotation at the end of this period.
●	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument's price estimating volatility through market curves. The Grupo has used this model to estimate prices in debt securities or financial instruments with variable interest rate that are not quoted in an active market, with Badlar rate or inflation.

The principal inputs and method considered by Grupo Supervielle for its determination of fair values under the linear interpolation model are:

●	Instrument prices that were quoted between the date the curve is estimated and the settlement date of the latest payment available.
●	Implicit rates in the last available tender.
●	Only instruments that have been traded with a 24-hour settlement are considered.
●	If the same instrument has been listed on A3 Mercados and Bolsar (Financial website of the “Bolsa de Comercio de Buenos Aires”), only the market price that has been traded in the market with higher volume is considered.
●	The yield curve is standardized based on a set of nodes, each of which has an associated expiration date.
●	Instruments denominated in U.S. dollars are converted at the exchange rate on the date the instrument is negotiated.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

●	The Spot rate curves in pesos + BADLAR and the Spot rate curve in U.S. dollars are established based on bonds predefined by Financial Risk Management.
●	The main source of prices for Bonds is A3 Mercados, without considering those corresponding to operations for own portfolio.
●	The portfolio of bonds used as input is changed with every issuance.

Grupo Supervielle periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.

In the event that the transaction price differs from the determined fair value, if the fair value is not Level 1, the difference will be recognized in the Consolidated Income Statement proportionally for the duration of the instrument, otherwise, the difference will be recognized in the Income Statement from the initial moment.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

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

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31,2025 and 2024, respectively:

Other Financial Instruments as of 12/31/2025	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	1,599,186,464	1,599,186,464	1,599,186,464	—	—
- Other financial assets	13,162,141	13,162,141	13,162,141	—	—
- Loans and other financing	3,765,478,226	4,018,615,003	—	—	4,018,615,003
- Reverse Repo Transactions	3,657,016	3,657,016	3,657,016	—	—
- Other Debt Securities	706,297,983	715,560,730	715,560,730	—	—
- Financial assets Pledged as collateral	681,163,072	680,687,200	680,687,200	—	—
	6,768,944,902	7,030,868,554	3,012,253,551	—	4,018,615,003
Financial Liabilities
- Deposits	5,118,886,479	5,136,751,125	—	—	5,136,751,125
- Other financial liabilities	8,600,651	8,600,651	8,600,651	—	—
- Repo transactions	393,411,412	393,411,412	393,411,412	—	—
- Financing received from the Central Bank and other financial institutions	480,793,742	453,162,201	—	—	453,162,201
- Unsubordinated Debt securities	174,866,398	176,412,406	176,412,406	—	—
	6,176,558,682	6,168,337,795	578,424,469	—	5,589,913,326

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Other Financial Instruments as of 12/31/2024	Book value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
- Cash and due from Banks	858,981,662	858,981,662	858,981,662	—	—
- Other financial assets	15,093,100	15,093,100	15,093,100	—	—
- Loans and other financing	2,854,710,927	3,132,630,423	—	—	3,132,630,423
- Other Debt Securities	795,536,505	794,483,922	792,734,227	1,749,695	—
- Financial assets Pledged as collateral	2,447	2,447	2,447	—	—
	4,524,324,641	4,801,191,554	1,666,811,436	1,749,695	3,132,630,423
Financial Liabilities
- Deposits	4,174,648,931	4,206,034,138	—	—	4,206,034,138
- Other financial liabilities	9,796,031	9,796,031	9,796,031	—	—
- Financing received from the Central Bank and other financial institutions	51,695,858	51,598,312	—	—	51,598,312
- Repo Transactions	44,677,369	44,677,369	44,677,369	—	—
- Unsubordinated debt securities	67,297,539	67,297,539	67,297,539	—	—
	4,348,115,728	4,379,403,389	121,770,939	—	4,257,632,450

6.3    Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value through profit or loss as of December 31, 2025 and 2024:

	12/31/2025	12/31/2024
A3 Mercados S.A.	4,294,797	—
Cedear SPDR Dow Jones Ind	3,606	3,261
Cedear SPDR S&P	3,448	3,041
Cedear Financial Select Sector	3,278	2,940
Cedear Ishares MSCI Brasil	1,145	830
Ternium Arg S.A.Ords."A"1 Voto Esc	—	29,856
Holcim Argentina	—	14,273
Aluar S.A.	—	4,129
Grupo Financiero Galicia SA	—	10,548
Total	4,306,274	68,878

The following are the equity instruments measured at Fair Value through Other Comprehensive Income as of December 31, 2025 and 2024:

	FV at	Income / (Loss)			FV at
Detail	12/31/2024	through OCI	Disposals	Additions	12/31/2025
Mercado Abierto Electrónico S.A.	5,982	-	(5,982)	—	—
Play Digital S.A.	148,670	(49,500)	—	—	99,170
Seguro de Depósitos S.A	74,879	51,955	—	—	126,834
Compensador Electrónica S.A.	599,364	520,925	—	28,232	1,148,521
Provincanje S.A.	10,057	—	(10,057)	—	—
Cuyo Aval Sociedad de Garantía Recíproca	20,038	(2,776)	—	—	17,262
Argencontrol S.A.	3,339	(801)	—	—	2,538
IEBA S.A.	80	(19)	—	—	61
Other Reciprocal Guarantee Companies	3,670	(6,091)	—	7,704	5,283
Total	866,079	513,693	(16,039)	35,936	1,399,669

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

	FV at	Income / (Loss)			FV at
Detail	12/31/2023	through OCI	Disposals	Additions	12/31/2024
Mercado Abierto Electrónico S.A.	4,676	1,306	—	—	5,982
Play Digital S.A.	487,312	(651,440)	(200,910)	513,708	148,670
Seguro de Depósitos S.A	54,234	20,645	—	—	74,879
Compensador Electrónica S.A.	318,857	323,021	(45,141)	2,627	599,364
Provincanje S.A.	21,900	(11,843)	—	—	10,057
Cuyo Aval Sociedad de Garantía Recíproca	16,182	3,856	—	—	20,038
Argencontrol S.A.	1,664	1,675	—	—	3,339
IEBA S.A.	175	(95)	—	—	80
Other Reciprocal Guarantee Companies	2,781	889	—	—	3,670
Total	907,781	(311,986)	(246,051)	516,335	866,079

7.    FINANCE LEASES

7.1    The Group as lessee

(i)    The following table shows the carrying amounts recognized in the statement of financial position:

	12/31/2025	12/31/2024
Right-of-use asset
Land and buildings (Gross carrying amount)	27,991,619	26,337,613
Lease liability
Current	9,482,795	6,104,516
Non-current	2,813,293	1,963,760
Total	12,296,088	8,068,276

(ii)    The following table shows the amounts charged in the income statement:

Items	12/31/2025
Right-of-use assets – Depreciation	11,840,607
Interest expenses on lease liabilities (Other operating expenses)	3,599,457

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

As of December 31, 2025, presented in comparative format

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

As of December 31, 2025, presented in comparative format

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

7.2    The Group as lessor

The following is a breakdown of the maturities of Grupo Supervielle’s financial and operating leases receivables and of the present values as of December 31, 2025 and 2024:

Financial Lease Receivables	12/31/2025	12/31/2024
Up to 1 year	72,117,646	24,368,411
More than a year up to two years	61,684,660	22,035,370
From two to three years	41,977,085	16,712,694
From three to five years	34,607,371	19,077,300
More than five years	335,101	4,547,201
Total	210,721,863	86,740,976
Unearned financial income	(103,108,469)	(5,350,234)
Net investment in the lease	107,613,394	81,390,742

Operating Lease Receivables	12/31/2025	12/31/2024
Up to 1 year	686,110	438,461
More than a year up to two years	289,813	383,046
From two to three years	—	156,327
Total	975,923	977,834

The balance of allowance for loan losses related to finance leases amounts to $3,617,559 and $801,293 as of December 31, 2025 and 2024 respectively.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The residual values of assets transferred under repo and reverse repo transactions as of December 31, 2025 and 2024 are detailed below:

Reverse Repo Transactions:

Book Value
December 31, 2025	3,657,016
December 31, 2024	—

Repo Transactions:

Book Value
December 31, 2025	393,411,412
December 31, 2024	44,677,369

9.    DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, Grupo Supervielle enters into a variety of transactions principally in the foreign exchange stock markets. Most counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

●	Forwards and futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument.

Forwards contracts are OTC agreements and are principally dealt in by Grupo Supervielle in foreign exchange as forward agreements.

●	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at specific date and for a period in the future.
●	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date.

As of December 31, 2025 and 2024, the following amounts were recorded for operations related to derivatives:

	12/31/2025	12/31/2024
Amounts receivable for spot and forward transactions pending settlement on pesos	9,910,637	5,914,665
Amounts receivable for spot and forward transactions pending settlement	—	173,162
	9,910,637	6,087,827

Credit balances related to forward operations in foreign currency to be settled in pesos	—	2,281,117
	—	2,281,117

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The following table shows, the notional value of options and outstanding forward and futures contracts as of December 31, 2025 and 2024:

	12/31/2025	12/31/2024
Forward sales of foreign exchange without delivery of underlying assets	92,563,698	45,731,182
Forward purchases of foreign exchange without delivery of underlying assets	296,274,935	62,473,348

The incomes/(expenses) generated by derivative financial instruments during the years ended December 31, 2025, 2024 and 2023 amounted to ($5,913,490), $9,661,716 and $29,455,313 respectively.

10.    EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to Grupo Supervielle´s shareholders by the weighted average number of outstanding common shares during the period. As Grupo Supervielle does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2025	12/31/2024	12/31/2023
Income attributable to shareholders of the group	(37,571,322)	137,459,742	147,861,490
Weighted average of oustanding ordinary shares (thousands)	437,731	439,664	442,727
Income per share	(85.83)	312.65	333.98

11.    SPECIAL TERMINATION ARRANGEMENTS

As of December 31, 2025 and 2024, special termination arrangements amounted to $12,249,637 and $5,962,917, respectively. The amounts charged to profit or loss regarding these benefits as of December 31, 2025 and 2024 were $11,112,700 and $3,588,894, respectively included in Other non-financial liabilities.

The evolution during each period is detailed below:

	12/31/2025	12/31/2024
Balances at the beginning	5,962,917	12,010,636
Additions to profit or loss	11,112,700	3,588,894
Benefits paid to participants	(2,893,337)	(3,248,738)
Monetary result benefits paid to participants	(1,932,643)	(6,387,875)
Balances at closing	12,249,637	5,962,917

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

12.   PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2025 and 2024 are as follows:

	Gross carrying amount						Depreciation
	At the												Net
	beginning					At the	At the		Additions by				carrying
	of the	Useful				end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2025
Cost model
Furniture and facilities	40,574,402	10	—	3,869,810	(70,694)	44,373,518	(34,958,970)	82,004	—	(1,381,858)	—	(36,258,824)	8,114,694
Machinery and equipment	159,924,156	5	—	4,145,443	(11,384,465)	152,685,134	(141,874,096)	10,648,223	—	(6,249,082)	—	(137,474,955)	15,210,179
Vehicles	4,680,048	5	—	894,687	(2,435,445)	3,139,290	(2,271,695)	2,418,030	—	(1,678,841)	—	(1,532,506)	1,606,784
Right of use assets	26,337,613	5	—	15,247,466	(13,593,461)	27,991,618	(15,909,393)	12,338,073	—	(11,840,607)	—	(15,411,927)	12,579,691
Construction in progress	16,755,526		—	6,489,458	(7,122,289)	16,122,695	—	—	—	—	—	—	16,122,695
Revaluation model
Land and Buildings	90,236,550	50	(266,908)	—	—	89,969,642	(9,397,790)	—	—	(1,547,535)	—	(10,945,325)	79,024,317
Total	338,508,295	—	(266,908)	30,646,864	(34,606,354)	334,281,897	(204,411,944)	25,486,330	—	(22,697,923)	—	(201,623,537)	132,658,360

	Gross carrying amount						Depreciation
	At the												Net
	beginning					At the	At the		Additions by				carrying
	of the	Useful				end of	beginning		business	Of the	Other	At the end	amount
Item	year	Life	Revaluation	Additions	Disposals	the year	of the year	Disposals	combinations	Year	Movements	of the year	12/31/2024
Cost model
Furniture and facilities	40,417,474	10	—	650,616	(493,688)	40,574,402	(34,016,981)	717,533	—	(1,659,522)	—	(34,958,970)	5,615,432
Machinery and equipment	153,672,817	5	—	6,829,442	(578,103)	159,924,156	(134,441,145)	620,718	—	(8,053,669)	—	(141,874,096)	18,050,060
Vehicles	6,549,765	5	—	328,213	(2,197,930)	4,680,048	(2,781,063)	1,645,332	—	(1,135,964)	—	(2,271,695)	2,408,353
Right of use assets	27,467,286	5	—	11,534,251	(12,663,924)	26,337,613	(15,742,075)	12,612,210	—	(12,779,528)	—	(15,909,393)	10,428,220
Construction in progress	16,204,015		—	6,509,091	(5,957,580)	16,755,526	—	—	—	—	—	—	16,755,526
Revaluation model
Land and Buildings	96,846,925	50	(6,566,680)	—	(43,695)	90,236,550	(7,645,306)	—	—	(1,752,484)	—	(9,397,790)	80,838,760
Total	341,158,282	—	(6,566,680)	25,851,613	(21,934,920)	338,508,295	(194,626,570)	15,595,793	—	(25,381,167)	—	(204,411,944)	134,096,351

12.1    Revaluation of Property, Plant and Equipment

Grupo Supervielle´s properties, plant and equipment measured at revaluation model were valued at each reporting date by an independent expert. The frequency of revaluations ensures fair value of the revalued asset does not differ materially from its carrying amount.

The last revaluation was made on December 31, 2025.

The following are the book values that would have been recognized if the assets had been accounted under the cost model:

		Revalued		Revalued	Residual
		amount		amount	Value
		at the		at the	according to
	Revaluation	beginning of	Change of	end of	the cost
Class	date	the year	year	the year	model
Land and buildings	12/31/2025	80,838,760	(1,814,443)	79,024,317	49,030,842
Land and buildings	12/31/2024	89,201,619	(8,362,859)	80,838,760	49,078,938

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

13.INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2025 and 2024 were as follows:

	At the		P/L for
	Beginning	Total useful	changes				As of
Item	of the year	life	in the FV	Additions	Disposals	Depreciation	12/31/2025
Cost model
Rented properties	2,041,606	5	—	—	(600,544)	(310,316)	1,130,746
Measurement at fair value
Rented properties	101,399,946	50	(668,493)	18,320	(9,292,263)	—	91,457,510
TOTAL INVESTMENT PROPERTIES	103,441,552		(668,493)	18,320	(9,892,807)	(310,316)	92,588,256

	At the		P/L for
	Beginning	Total useful	changes				As of
Item	of the year	life	in the FV	Additions	Disposals	Depreciation	12/31/2024
Cost model
Rented properties	2,260,334	5	—	771,660	(387,122)	(603,266)	2,041,606
Measurement at fair value
Rented properties	128,359,458	50	(13,403,341)	—	(13,556,171)	—	101,399,946
TOTAL INVESTMENT PROPERTIES	130,619,792		(13,403,341)	771,660	(13,943,293)	(603,266)	103,441,552

Investment properties are measured at fair value which is determined by an independent expert.

14.    INTANGIBLE ASSETS

Intangible assets of Grupo Supervielle for fiscal years ended on December 31, 2025 and 2024 are as follows:

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2025
Measurement at cost
Goodwill	77,423,404	—	—	—	—	77,423,404	—	—	—	—	—	77,423,404
Brands	5,245,779	—	—	—	—	5,245,779	—	—	—	—	—	5,245,779
Other intangible assets(*)	358,905,944	57,389,593	—	—	(1,106,966)	415,188,571	(223,188,297)	—	—	(42,833,000)	(266,021,297)	149,167,274
TOTAL	441,575,127	57,389,593	—	—	(1,106,966)	497,857,754	(223,188,297)	—	—	(42,833,000)	(266,021,297)	231,836,457

	Gross carrying amount						Depreciation
	At the		Additions			At the	At the				At the	Net carrying
	beginning		by business			End of the	beginning		By business		End of the	amount at
Item	of the year	Additions	combinations	Impairment	Disposals	year	of the year	Disposals	combinations	Of the year	year	12/31/2024
Measurement at cost
Goodwill	77,423,404	—	—	—	—	77,423,404	—	—	—	—	—	77,423,404
Brands	5,245,779	—	—	—	—	5,245,779	—	—	—	—	—	5,245,779
Other intangible assets(*)	299,087,545	60,404,601	—	—	(586,202)	358,905,944	(188,008,596)	(19,101)	—	(35,160,600)	(223,188,297)	135,717,647
TOTAL	381,756,728	60,404,601	—	—	(586,202)	441,575,127	(188,008,596)	(19,101)	—	(35,160,600)	(223,188,297)	218,386,830

(*)mainly include systems and programs.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

14.1    Goodwill impairment

Goodwill is assigned to Grupo Supervielle’s cash generating units on the basis of the operating segments.

	12/31/2025	12/31/2024
Supervielle Seguros S.A.	254,055	254,055
Banco Regional de Cuyo S.A.	1,332,013	1,332,013
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	48,420,107	48,420,107
Micro Lending S.A.U.	26,665,950	26,665,950
Supervielle Agente de Negoación S.A.U.	134,475	134,475
Others	616,804	616,804
TOTAL	77,423,404	77,423,404

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

The discount rates used were 13.2% and they were determined  by using the average cost of capital (“WACC”), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry and the size of the business.

The main macroeconomic assumptions used include  the number of borrowings originated by MILA (“Micro Lending”) and IOL (“ InvertirOnline”) operating income:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2025	2026	2027	2028	2029	2030
Inflation (end of period)	31.5%	21.6%	9.4%	6.2%	6.2%	6.2%
Inflation (average)	113.5%	24.4%	14.9%	7.2%	6.2%	6.2%
Cost of funding (average)	35.7%	26.1%	19.4%	14.4%	10.8%	7.3%
Loan’s interest rate (average)	51.4%	41.8%	33.6%	27.3%	22.7%	18.4%
Financing volume by Micro Lending	320,727	428,203	640,505	816,865	944,049	1,079,512
InvertirOnline'Operating income	41,599	70,116	91,886	112,964	140,263	172,271

Business keys have been tested at the date of the financial statements and no impairment losses have been identified.

The sensitivity analysis of cash-generating units to which key values were allocated was based on a 5% increase in the weighted average cost of capital. The Panel concluded that it would not be necessary to recognize any impairment loss on key securities in the segment under these conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

15.    COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

15.1    Debt securities at fair value through profit or loss

	12/31/2025	12/31/2024
Government securities	222,903,760	319,348,310
Corporate securities	26,602,638	25,704,220
Securities issued by the Central Bank	103	1,357,718
	249,506,501	346,410,248

15. 2   Derivatives

	12/31/2025	12/31/2024
Debtor balances related to forward operations in foreign currency to be settled in pesos	9,910,637	5,914,665
Debtor balances related to forward operations in foreign currency	—	173,162
	9,910,637	6,087,827

Credit balances related to forward operations in foreign currency to be settled in pesos	—	2,281,117
	—	2,281,117

15.3  Other financial assets

	12/31/2025	12/31/2024
Participation Certificates in Financial Trusts	367,581	1,587,174
Investments in Asset Management and Other Services	5,498,807	5,039,415
Other investments	8,296,522	3,390,840
Receivable from spot sales pending settlement	12,899,276	11,962,221
Several debtors	32,838,619	16,470,374
Miscellaneous debtors for credit card operations	607,764	1,708,501
Allowances for loan losses	(2,975,440)	(2,491,954)
	57,533,129	37,666,571

15.4    Other debt securities

	12/31/2025	12/31/2024
Negotiable obligations	72,183,919	99,542,066
Debt securities from Financial trusts	23,485,091	23,269,431
Government securities	711,136,695	834,569,164
Securities issued by BCRA	1,443,732	0
Liquidity Tax Bills (LEFI)	—	118,641,674
Others	3,888,981	5,038,362
Allowances for loan losses	(7,230,590)	(11,706,423)
	804,907,828	1,069,354,274

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

15.5   Financial assets pledged as collateral

	12/31/2025	12/31/2024
Guarantee securities for repo operations	405,235,612	11,170,041
Special guarantees accounts in the Argentine Central Bank	77,367,345	71,397,982
Deposits in guarantee	198,560,115	148,105,315
	681,163,072	230,673,338

15.6   Other non-financial assets

	12/31/2025	12/31/2024
Other Miscellaneous assets	19,969,674	22,469,172
Loans to employees	4,203,931	4,643,058
Payments in advance	13,544,989	12,661,660
Other non-financial assets	2,782,181	1,058,628
Retirement Plan	146,852	1,011,801
Works of art and collector's pieces	718,614	722,168
Insurance Contract assets (Note 18)	2,456,210	3,964,525
Asset from insurance broker operations (Note 18)	207,018	224,325
	44,029,469	46,755,337

15.7  Deposits

	12/31/2025	12/31/2024
Non-financial sector	131,280,895	190,358,730
Financial sector	744,014	243,730
Current accounts	602,437,789	507,855,711
Special checking accounts	1,756,294,844	1,283,546,247
Savings accounts	1,011,081,613	936,408,041
Time deposits and investments accounts	1,407,375,180	959,243,184
Investment accounts	133,049,381	222,602,406
Others	51,942,615	45,863,264
Interest and Adjustments	24,680,148	28,527,618
	5,118,886,479	4,174,648,931

15.8   Liabilities at fair value through profit or loss

	12/31/2025	12/31/2024
Liabilities for transactions in local currency	693,909	—
	693,909	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

15.9    Other financial liabilities

	12/31/2025	12/31/2024
Amounts payable for spot transactions pending settlement	69,448,363	8,427,535
Collections and other operations on behalf of third parties	192,155,577	193,067,475
Unpaid fees	10,731	200
Financial guarantee contracts	198,334	193,373
Lease liability	12,296,088	8,068,276
Others	6,163,192	8,857,654
	280,272,285	218,614,513

15.10   Financing received from the Argentine Central Bank and other financial institutions

	12/31/2025	12/31/2024
Financing received from local financial institutions	104,171,482	20,540,967
Financing received from international institutions	376,622,260	31,154,891
	480,793,742	51,695,858

15.11   Provisions

	12/31/2025	12/31/2024
Eventual commitments	353,073	276,150
Unused Balances of Credit Cards	3,903,686	4,271,775
Provision for agreed revocable current account advances	1,022,473	390,005
Other contingencies	8,611,596	48,474,615
	13,890,828	53,412,545

15.12   Other non-financial liabilities

	12/31/2025	12/31/2024
Payroll and social securities	162,620,058	152,612,469
Sundry creditors	61,020,615	44,949,437
Revenue from contracts with customers	—	608,279
Tax payable	81,206,916	44,577,953
Social security payment orders pending settlement	4,205,131	8,163,334
Reinsurance contract liabilities	470,001	23,477
Liabilities from insurance broker operations	71,431	205,761
Obligations under a stock option plan	9,653,158	—
Other	988,039	1,753,728
	320,235,349	252,894,438

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

15.13   Interest Income

	12/31/2025	12/31/2024	12/31/2023
Interest on overdrafts	108,911,966	109,482,955	127,221,538
Interest on promissory notes	145,066,738	122,386,763	193,280,154
Interest on personal loans	297,636,833	154,073,612	190,367,868
Interest on corporate unsecured loans	181,774,226	199,442,193	275,371,868
Interest on credit card loans	100,237,249	64,934,866	120,330,556
Interest on mortgage loans	118,950,801	191,952,162	178,638,568
Interest on automobile and other secured loan	147,429,426	74,860,118	36,022,380
Interest on foreign trade loans	40,276,677	12,616,962	9,109,775
Interest on financial leases	48,669,939	36,070,280	51,186,807
Interest on public and private securities measured at amortized cost	539,333,668	647,667,529	1,626,818,997
Other	38,094,307	571,922,709	508,053,015
Total	1,766,381,830	2,185,410,149	3,316,401,526

15.14   Interest Expenses

	12/31/2025	12/31/2024	12/31/2023
Interest on current accounts deposits	309,784,773	512,059,715	1,073,754,083
Interest on time deposits	419,616,634	620,752,662	1,257,621,838
Interest on other financial liabilities	142,428,823	16,118,852	10,373,933
Interest from financing sector	2,593,067	2,824,358	7,942,839
Other	72,703,282	16,415,311	15,061,855
Total	947,126,579	1,168,170,898	2,364,754,548

15.15   Net income from financial instruments measure at fair value through profit or loss

	12/31/2025	12/31/2024	12/31/2023
Income from corporate and government securities	80,670,250	175,906,617	366,099,043
Income from securities issued by the Argentine Central Bank	1,026,554	—	—
Derivatives	(5,913,490)	9,661,717	29,455,313
Total	75,783,314	185,568,334	395,554,356

15.16   Service fee income

	12/31/2025	12/31/2024	12/31/2023
Commissions from deposits accounts	96,736,753	83,922,297	107,114,804
Commissions from credit and debit cards	54,206,298	55,654,295	58,995,336
Commissions from loans operations	837,966	589,796	1,056,751
Other Commissions	115,747,490	117,279,383	99,604,691
Total	267,528,507	257,445,771	266,771,582

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

15.17   Service fee expenses

	12/31/2025	12/31/2024	12/31/2023
Commissions paid	57,313,214	54,038,563	67,664,715
Export and foreign currency operations	1,688,961	1,975,535	1,591,369
Total	59,002,175	56,014,098	69,256,084

15.18   Income from insurance activities

	12/31/2025	12/31/2024	12/31/2023
Insurance revenue	52,198,864	53,656,427	53,187,288
Insurance service expenses	(26,675,413)	(26,281,261)	(16,452,581)
Net expenses from reinsurance contracts held	802,684	(190,516)	(319,692)
Broker activity operations	10,158,176	5,695,618	4,925,697
Total	36,484,311	32,880,268	41,340,712

15.19   Other operating income

	12/31/2025	12/31/2024	12/31/2023
Reversal of allowance for loan losses and assets written down	8,428,118	6,061,546	15,763,074
Rental from safety boxes	9,250,999	5,570,523	5,875,256
Commissions from trust services	166,606	648,264	510,667
Adjustment of various credits	6,265,417	5,795,206	7,082,990
Sale of fixed assets	—	377,118	13,083
Punitive interest	8,434,944	4,084,730	6,642,843
Others	32,369,169	29,020,879	31,972,140
Total	64,915,253	51,558,266	67,860,053

15.20   Personnel expenses

	12/31/2025	12/31/2024	12/31/2023
Payroll and social securities	302,965,011	361,971,540	429,881,610
Others expenses	24,287,731	23,893,800	29,595,788
Total	327,252,742	385,865,340	459,477,398

15.21   Administrative expenses

	12/31/2025	12/31/2024	12/31/2023
Directors´ and statutory auditors’fees	6,482,231	6,628,803	9,429,920
Professional fees	54,527,948	62,248,074	71,633,534
Advertising and publicity	23,617,637	22,238,624	13,570,471
Taxes	51,544,990	52,847,464	58,462,219
Maintenance, security and services	53,549,912	60,066,187	56,299,747
Rent	154,270	148,087	190,213
Others	31,930,467	25,147,924	32,301,499
Total	221,807,455	229,325,163	241,887,603

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

15.22  Depreciation and impairment of non-financial assets

	12/31/2025	12/31/2024	12/31/2023
Depreciation of property, plant and equipment	10,857,312	12,601,634	13,257,891
Depreciation of other non-financial assets	7,874,222	8,200,228	8,117,928
Depreciation of intangible assets	42,833,000	35,160,600	40,072,873
Depreciation of right-of-use assets	11,840,611	12,779,533	18,564,734
Loss from sale or impairment of property, plant and equipment	7,139	431,766	11,458,607
Total	73,412,284	69,173,761	91,472,033

15.23  Other operating expenses

	12/31/2025	12/31/2024	12/31/2023
Promotions related with credit cards	24,638,887	27,371,236	13,609,167
Turnover tax	122,247,570	108,403,482	157,466,847
Fair value on initial recognition of loans	16,081,964	1,305,700	593,962
Contributions made to deposit insurance system	7,984,540	5,658,584	6,734,127
Loan and credit card balance adjustments	4,000,056	2,152,207	3,556,648
Interest on liabilities for financial leases	3,599,457	2,526,891	96,511
Coverage services	180,544	179,734	78,938
Miscellaneous loss provision	1,866,894	904,848	1,910,339
Others allowances	7,054,184	71,504,234	29,479,135
Impairment of investment property	668,493	13,403,341	20,087,747
Others	14,396,629	22,429,034	36,493,936
Total	202,719,218	255,839,291	270,107,357

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

The provisions recorded are detailed below:

	12/31/2025	12/31/2024
Legal issues	2,656,006	5,226,668
Labor lawsuits	510,481	761,885
Tax	4,946,161	42,023,567
Unused Balances of Credit Cards	3,903,686	4,271,775
Judicial Deposits	392,996	365,778
Eventual commitments	353,073	276,150
Others	1,128,425	486,722
Total	13,890,828	53,412,545

17.    RELATED PARTY TRANSACTIONS

Related parties are those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity’s financial or operating decisions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

Controlling Interest

The majority shareholder of the Group is Mr. Julio Patricio Supervielle, who has established his domicile at 330 Reconquista Street, in the Autonomous City of Buenos Aires. Mr. Julio Patricio Supervielle is the main shareholder of Grupo Supervielle. Julio Patricio Supervielle´s interest in share capital and votes of Grupo Supervielle as of December 31, 2025 and December 31, 2024 is 25.28% and 24.60% respectively. Meanwhile, Julio Patricio Supervielle's participation in the Group's votes is 51.97% as of December 31, 2025 and 51.06% as of December 31, 2024.

Remuneration of key personnel

The remuneration received by the key personnel of Grupo Supervielle as of December 31, 2025 and 2024 amounts to $15,295 million of pesos and $21,865 million of pesos, respectively.

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

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2025 and 2024:

	As of	As of
	December 31, 2025	December 31, 2024
Aggregate total financial exposure	10,228,193	6,789,275
Number of recipient related parties	72	79
(a) Individuals	59	67
(b) Companies	13	12
Average total financial exposure	142,058	85,941
Single largest exposure	6,104,742	2,945,360

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

18.    INSURANCE

The opening of the assets and liabilities of insurance contracts as of December 31, 2025 and 2024 is detailed below. The insurance results for the periods ending on that date are also detailed:

	12/31/2025	12/31/2024
Insurance contracts assets
Assets for remaining coverage	2,841,301	6,383,998
Liability for incurred claim - present value of future cash flow	(640,512)	(2,406,240)
Liability for incurred claim - risk adjustment for non-financial risk	(73,364)	(119,954)
Net balance	2,127,425	3,857,804

Insurance contracts Liabilities
Assets for remaining coverage	1,520,853	—
Liability for incurred claim - present value of future cash flow	(1,820,956)	—
Liability for incurred claim - risk adjustment for non-financial risk	(169,898)	—
Net balance	(470,001)	—

Reinsurance contracts Assets
Assets/(Liabilities) for remaining coverage	2,481	(79,760)
Incurred Claims for contracts under the Premium Allocation Approach (PAA)	326,304	186,481
Net balance	328,785	106,721

Reinsurance contracts liabilities
Liabilities for remaining coverage	—	(25,273)
Incurred Claims for contracts under the Premium Allocation Approach (PAA)	—	1,796
Net balance	—	(23,477)

Balances from brokers operations
Assets from brokers operations	207,018	224,325
Liability from brokers operations	(71,431)	(205,761)
Net balance	135,587	18,564

Assets	2,663,228	4,188,850
Liability	(541,432)	(229,238)

	12/31/2025	12/31/2024	12/31/2023
Insurance revenue from contracts measured under the Premium Allocation Approach (PAA)	52,198,864	53,656,427	53,187,288
Insurance revenue	52,198,864	53,656,427	53,187,288
Incurred claims	(11,972,109)	(8,962,324)	(7,380,333)
Acquisition and administrative expenses	(14,703,304)	(17,318,937)	(9,072,248)
Insurance service expenses	(26,675,413)	(26,281,261)	(16,452,581)
Allocation of reinsurance premiums	(320,412)	(394,538)	(425,655)
Amounts recoverable from reinsurers for incurred claims	1,123,096	204,022	105,963
Net expenses from reinsurance contracts held	802,684	(190,516)	(319,692)
Insurance service result - IFRS 17	26,326,135	27,184,650	36,415,015
Broker activity operations	10,158,176	5,695,618	4,925,697
Income from insurance activities	36,484,311	32,880,268	41,340,712

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Reconciliation of the liability for remaining coverage and the liability for incurred claims

	Incurred claims for contracts under the Premium Allocation Approach (PAA)
Reinsurance contracts held at December 31, 2025	Remaining coverage	Present value of future cash flows	Total
Reinsurance contracts liabilities	(25,273)	1,796	(23,477)
Reinsurance contracts assets	(79,760)	186,481	106,721
Net balance as at January 1, 2025	(105,033)	188,277	83,244
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(320,412)	—	(320,412)
Amounts recoverable from reinsurers for incurred claims	—	1,123,096	1,123,096
Net income (expenses) from reinsurance contracts held	(320,412)	1,123,096	802,684
IAS29 + finance income from reinsurance contracts held	(26,090)	(23,551)	(49,641)
Total amounts recognised in comprehensive income	(346,502)	1,099,545	753,043
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	454,016	—	454,016
Recoveries from reinsurance	—	(961,518)	(961,518)
Total cash flows	454,016	(961,518)	(507,502)
Net balance as at December 31, 2025	2,481	326,304	328,785
Reinsurance contract Assets	2,481	326,304	328,785

	Incurred claims for contracts under the Premium Allocation Approach (PAA)
Reinsurance contracts held at December 31, 2024	Remaining coverage	Present value of future cash flows	Total
Reinsurance contracts liabilities	(71,027)	56,611	(14,416)
Net balance as at January 1, 2024	(71,027)	56,611	(14,416)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(394,538)	—	(394,538)
Amounts recoverable from reinsurers for incurred claims	—	204,022	204,022
Net income (expenses) from reinsurance contracts held	(394,538)	204,022	(190,516)
IAS29 + finance income from reinsurance contracts held	82,386	(29,588)	52,798
Total amounts recognised in comprehensive income	(312,152)	174,434	(137,718)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	278,141	—	278,141
Recoveries from reinsurance	—	(42,770)	(42,770)
Total cash flows	278,141	(42,770)	235,371
Net balance as at December 31, 2024	(105,033)	188,277	83,244
Reinsurance contracts liabilities	(25,273)	1,796	(23,477)
Reinsurance contracts assets	(79,760)	186,481	106,721

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

		December 31, 2025
Insurance contracts issued		Further analysis of the liabilities for incurred claims (LIC) for contracts under the Premium Allocation Approach (PAA)
	Liability for remaining coverage (LRC)	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Insurance contracts assets	6,383,998	(2,406,240)	(119,954)	3,857,804
Net balance as at January 1, 2025	6,383,998	(2,406,240)	(119,954)	3,857,804
Insurance revenue	52,198,864	—	—	52,198,864
Insurance service expenses
Incurred claims and other directly attributable expenses	—	(23,447,572)	(152,077)	(23,599,649)
Insurance acquisition cashflows	(3,075,764)	—	—	(3,075,764)
Insurance service expenses	(3,075,764)	(23,447,572)	(152,077)	(26,675,413)
Insurance service result	49,123,100	(23,447,572)	(152,077)	25,523,451
IAS 29 + net financial expenses for insurance contracts	(3,865,440)	147,948	28,769	(3,688,723)
Total amounts recognised in comprehensive income	45,257,660	(23,299,624)	(123,308)	21,834,728
Cash flows
Premiums received	(49,469,747)	—	—	(49,469,747)
Claims and other directly attributable expenses paid	—	23,244,396	—	23,244,396
Insurance acquisition cashflows	2,190,243	—	—	2,190,243
Total cash flows	(47,279,504)	23,244,396	—	(24,035,108)
Net balance as at December 31, 2025	4,362,154	(2,461,468)	(243,262)	1,657,424
Closing insurance contracts assets	2,841,301	(640,512)	(73,364)	2,127,425
Closing insurance contracts liabilities	1,520,853	(1,820,956)	(169,898)	(470,001)
Net balance as at December 31, 2025	4,362,154	(2,461,468)	(243,262)	1,657,424

		December 31, 2024
Insurance contracts issued		Further analysis of the liabilities for incurred claims (LIC) for contracts under the Premium Allocation Approach (PAA)
	Liability for remaining coverage (LRC)	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Insurance contracts assets	4,936,104	(1,470,553)	(65,021)	3,400,530
Net balance as at January 1, 2024	4,936,104	(1,470,553)	(65,021)	3,400,530
Insurance revenue	53,656,427	—	—	53,656,427
Insurance service expenses
Incurred claims and other directly attributable expenses	—	(20,510,225)	(90,095)	(20,600,320)
Insurance acquisition cashflows	(5,680,941)	—	—	(5,680,941)
Insurance service expenses	(5,680,941)	(20,510,225)	(90,095)	(26,281,261)
Insurance service result	47,975,486	(20,510,225)	(90,095)	27,375,166
IAS29 + net financial expenses for insurance contracts	(10,634,744)	379,970	35,162	(10,219,612)
Total amounts recognised in comprehensive income	37,340,742	(20,130,255)	(54,933)	17,155,554
Cash flows
Premiums received	(38,906,564)	—	—	(38,906,564)
Claims and other directly attributable expenses paid	—	19,194,568	—	19,194,568
Insurance acquisition cashflows	3,013,716	—	—	3,013,716
Total cash flows	(35,892,848)	19,194,568	—	(16,698,280)
Net balance as at December 31, 2024	6,383,998	(2,406,240)	(119,954)	3,857,804
Closing insurance contracts assets	6,383,998	(2,406,240)	(119,954)	3,857,804
Net balance as at December 31, 2024	6,383,998	(2,406,240)	(119,954)	3,857,804

b.    Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2025 and 2024 is disclosed in Note 15.18.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

19.    ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2025 and 2024, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A.

	Portfolio		Net Worth		Number of Units
Asset Management and Other Services	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Premier Renta CP en Pesos	848,342,095	1,318,329,583	846,006,675	1,315,785,330	19,804,672,281	37,855,465,497
Premier Renta Plus en Pesos	4,317,611	7,515,585	4,242,597	7,314,429	26,806,879	43,958,215
Premier Renta Fija Ahorro	108,026,538	170,099,695	105,860,805	167,911,762	1,689,201,074	5,655,719,913
Premier Renta Fija Crecimiento	3,885,599	41,601,626	3,882,196	41,575,251	819,321,553	8,317,856,855
Premier Renta Variable	15,392,704	28,656,035	15,292,830	28,487,701	11,054,818	18,349,372
Premier Abierto Pymes	16,143,160	14,160,799	15,146,323	13,985,901	138,990,435	139,528,670
Premier Commodities	9,840,126	4,709,019	9,155,592	4,661,171	24,543,351	16,554,885
Premier Capital	17,357,793	38,826,221	16,893,663	38,447,256	113,633,582	273,412,236
Premier Inversion	581,357	2,676,454	577,392	2,673,138	53,914,673	199,211,087
Premier Balanceado	-	2,327	-	1,029	—	-
Premier Renta Mixta	16,365,327	15,745,550	13,166,414	15,688,128	223,735,897	421,471,713
Premier Renta Mixta en Dólares	14,023,037	20,710,458	13,983,976	20,577,351	9,519,900	15,844,726
Premier Performance Dólares	72,307,212	122,475,304	71,967,393	121,320,799	29,454,473	60,957,323
Premier Global Dólares	111,402	277,081	103,352	270,291	84,820	185,545
Premier Estratégico	9,116,480	21,820,371	9,107,510	21,799,934	341,690,142	832,710,848
Premier FCI Sustentable ASG	886,284	767,128	881,196	761,308	219,149,510	207,677,759
Premier Corto Plazo en Dólares	29,763,068	—	29,755,966	—	20,236,593	—

20.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

By Decree No. 1127/98 of September 24, 1998, the National Executive Branch (PEN) established the maximum coverage limit for the insurance system, extending to demand and time deposits in pesos and/or foreign currency. Until December 31, 2022, this limit increased to $1,500. Effective January 1, 2023, the limit was increased to $6,000. Effective April 1, 2024, with the implementation of Communication “A” 7985, the new limit was set at $25,000, an amount that remains in effect until December 31, 2025.

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

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

The amounts detailed above are nominal.

21.    RESTRICTED ASSETS

As of December 31, 2025 and 2024, the following Grupo Supervielle’s assets are restricted:

Item	12/31/2025	12/31/2024
Financial assets in guarantee
Special guarantee accounts in the Argentine Central Bank	77,367,345	71,397,982
Guarantee deposits for currency forward transactions	165,682,493	95,292,440
Guarantee deposits for credit cards transactions	15,463,005	15,236,816
Other guarantee deposits	17,414,617	37,576,059
	275,927,460	219,503,297

Within restricted availability assets there are $405,235,612 and $11,170,041 respectively, forward purchases through repo transactions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

22.    FINANCIAL TRUSTS

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as a Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2025:

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

23.    ISSUANCE OF DEBT SECURITIES

Banco Supervielle S.A.

Unsubordinated Debt Securities

The current Global Program for the issuance of simple Negotiable Debt securities are detailed below:

Issuer	Authorized amount (*)	Tyope of Negotiable Debt securities	Program Term	Date of approval by Assembly/Board of Directors	CNV Approval
Banco Supervielle S.A	Thousands of U$S 1.000.000	Simples, no convertible into sheres	5 years	09/22/2016, 3/06/2018, 4/26/2021 And 4/28/2025

- Creation of the Program authorized by Resolution No. 18,376 of November 24, 2016.

- Increase in the Program amount and modification of certain terms and conditions authorized by Resolution No. RESFC-2018-19470-APN-DIR#CNV of April 16, 2018.

- Reduction of the maximum Program amount and extension of the term authorized by Provision No. DI-2021-39-APN-GE#CNV of July 20, 2021.

- Increase in the Program amount authorized by Provision No. DI-2025-86-APN-GE#CNV of May 21, 2025, of the CNV.

The following is a detail of the issue of Banco Supervielle SA, in force on December 31, 2025 and 2024:

								Book Value
Issuance date	Currency	Class	Amount	Amortization	Term Due	Maturity date	Annual Interest Rate	12/31/2025	12/31/2024
8/2/2024	$	H	20,877,777	On maturity	12 months	8/2/2025	Variable Badlar rate of private banks + 5.25%	—	26,477,080
11/28/2024	u$s	I	30,000	On maturity	6 months	05/28/2025	Nominal annual fixed interest rate of 4.70%	—	40,820,459
2/7/2025	$	L	50,974,086	On maturity	12 months	2/7/2026	Variable Tamar rate of private banks + 2.75%	39,796,296	-
3/7/2025	$	M	30,580,000	On maturity	12 months	3/7/2026	Variable Tamar rate of private banks + 2.75%	25,516,244	-
6/12/2025	u$s	Q	6,934	On maturity	12 months	6/12/2026	Nominal annual fixed interest rate of 6%	10,131,353	-
6/12/2025	$	R	25,354,981	On maturity	12 months	6/12/2026	Variable Tamar rate of private banks + 3.25%	27,767,477	-
8/26/2025	u$s	S	19,400	On maturity	12 months	8/26/2026	Nominal annual fixed interest rate of 6.75%	24,324,239	-
8/26/2025	u$s	T	5,013	On maturity	24 months	8/26/2027	Nominal annual fixed interest rate of 8%	7,488,616	-
12/4/2025	u$s	U	27,407	On maturity	12 months	12/4/2026	Nominal annual fixed interest rate of 6.25%	39,842,173	-
								174,866,398	67,297,539

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

In compliance with the provisions of the National Securities Commission in its 2013 Consolidated Text - Title II, Chapter V, Section III, Article 15, the Bank hereby reports the use of proceeds from the issuance of negotiable obligations of the current fiscal year pending approval by the CNV:

Class	Destination of funds	Status of funds used	Fecha de aplicación	% de aplicación

S	Working Capital	Final	Between 8/27/2025 and 9/09/2025	100%
T	Working Capital	Final	Between 8/27/2025 and 9/09/2025	100%
U	Working Capital	Final	Between 12/05/2025 and 12/16/2025	100%

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

The B.C.R.A has stipulated, effective from January 1, 2025, to December 31, 2025, that financial institutions may distribute up to 60% of accumulated profits, subject to prior authorization from the BCRA, starting on September 30, 2025, and no earlier than the second-to-last business day of the following months. This distribution may be made in 10 installments in a single currency.

As indicated in Note 24 and 32, as a consequence of the share purchase program, as of December 31, 2025, 6,680,546 treasury shares were held in the portfolio. The cost of acquiring these amounted to $15,505,688 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the CNV Rules. (N.T. 2013 and mod.) while these shares are held in the portfolio, there is a restriction on the distribution of retained earnings and free reserves equal to the cost of those shares held in treasury.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Our shareholders' equity under the rules of the Argentine Central Bank comprise the following captions:

12/31/2025
Capital stock	437,731
Inflation adjustment of capital stock	77,948,047
Paid in capital	729,164,744
Treasury shares	6,680
Inflation adjustment of treasury shares	4,023,614
Cost of treasury shares	(15,505,688)
Legal Reserve	24,356,783
Other reserves	233,281,476
Retained earnings	(48,571,404)
Other comprehensive Income	2,120,729
Total shareholders’ equity attributable to the owners of the parent under the rules of the Argentine Central Bank	1,007,262,712

25.    LOANS AND OTHER FINANCING

As of December 31, 2025 and 2024 the composition of the loan portfolio is as follows:

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2025
Promissory notes	674,377,742	7,957,263	13,338,516	695,673,521
Unsecured corporate loans	382,041,811	18,191,109	29,190,103	429,423,023
Overdrafts	366,036,430	5,538,792	13,501,498	385,076,720
Mortgage loans	358,382,028	7,300,192	5,983,153	371,665,373
Automobile and other secured loans	215,551,019	37,427,997	28,726,436	281,705,452
Personal loans	328,441,991	110,688,266	52,394,303	491,524,560
Credit card loans	284,205,923	58,126,018	31,095,628	373,427,569
Foreign Trade Loans	746,877,760	9,743,300	8,745,221	765,366,281
Other financings	28,636,931	—	—	28,636,931
Other receivables from financial transactions	64,172,649	773,410	17,582	64,963,641
Receivables from financial leases	103,116,413	2,612,325	4,037,487	109,766,225
Subtotal	3,551,840,697	258,358,672	187,029,927	3,997,229,296
Allowances for loan losses	(39,266,691)	(53,410,382)	(139,073,997)	(231,751,070)
Total	3,512,574,006	204,948,290	47,955,930	3,765,478,226

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

				Total as of
	Assets Before Allowances			December 31,
	Stage 1	Stage 2	Stage 3	2024
Promissory notes	398,989,930	2,981,013	1,343,073	403,314,016
Unsecured corporate loans	398,685,619	6,697,286	6,202,870	411,585,775
Overdrafts	105,324,057	2,886,221	1,625,463	109,835,741
Mortgage loans	338,143,843	11,084,989	1,646,591	350,875,423
Automobile and other secured loans	237,353,240	15,558,661	6,721,393	259,633,294
Personal loans	357,251,201	26,683,595	8,621,232	392,556,028
Credit card loans	345,704,414	15,302,379	5,143,579	366,150,372
Foreign Trade Loans	458,166,457	13,633,001	6,347,375	478,146,833
Other financings	48,350,023	669,452	—	49,019,475
Other receivables from financial transactions	15,129,111	170,047	15,057	15,314,215
Receivables from financial leases	77,839,348	4,920,082	469,939	83,229,369
Subtotal	2,780,937,243	100,586,726	38,136,572	2,919,660,541
Allowances for loan losses	(24,361,041)	(17,081,124)	(23,507,450)	(64,949,615)
Total	2,756,576,202	83,505,602	14,629,122	2,854,710,926

	12.31.2025	12.31.2024
Other guarantees granted	93,194,011	145,175,554
Responsibilities for foreign trade loans	16,401,455	38,039,563
Documentary loans	11,852,159	20,760,111
Overdrafts	769,429	27,304,943
Total eventual responsability	122,217,054	231,280,171

Expected Credit Loss Allowance

Expected credit loss allowance recognised in the period is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12 months and Lifetime;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized during the period;
●	Impact on the measurement of ECL of changes in PDs, EADs and LGDs in the period, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Discount unwind within ECL due to passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and
●	Financial assets derecognised during the period and write-offs of allowances related to assets that were written off during the period.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the year due to the factors indicated below as of December 31, 2025 and 2024:

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	2,780,937,243	100,586,726	38,136,572	2,919,660,541	24,361,040	17,081,124	23,507,449	64,949,613
Transfers
Stage 1 to 2	(106,623,294)	106,623,294	—	—	(2,785,732)	16,552,880	—	13,767,148
Stage 1 to 3	(25,018,921)	—	25,018,921	—	(532,047)	—	19,713,448	19,181,401
Stage 2 to 3	—	(3,827,487)	3,827,487	—	—	(399,904)	2,233,116	1,833,212
Stage 2 to 1	22,850,799	(22,850,799)	—	—	1,180,339	(2,270,788)	—	(1,090,449)
Stage 3 to 2	—	468,801	—	468,801	—	27,591	(394,870)	(367,279)
Stage 3 to 1	946,033	—	(946,033)	—	5,842	—	(371,689)	(365,847)
Additions	2,547,528,625	—	—	2,547,528,625	26,492,604	—	—	26,492,604
Disposals	(1,260,677,787)	(33,327,172)	(15,665,038)	(1,309,669,997)	(9,417,512)	(7,136,444)	(13,544,944)	(30,098,900)
Interest accrual	119,060,033	144,319,205	214,589,034	477,968,272	6,250,651	33,500,598	166,236,002	205,987,251
Write-Offs	(772,578)	(1,029,534)	(53,556,925)	(55,359,037)	(772,578)	(1,029,534)	(53,556,925)	(55,359,037)
Portfolio sale	—	—	(3,225,437)	(3,225,437)	—	—	(3,225,437)	(3,225,437)
Exchange Differences and Others	165,015,167	4,432,917	1,979,762	171,427,846	268,537	1,110,720	228,061	1,607,318
Result from exposure to changes in the purchasing power of money	(691,404,623)	(37,037,279)	(23,128,416)	(751,570,318)	(5,784,453)	(4,025,861)	(1,750,214)	(11,560,528)
Gross carrying amount at December 31, 2025	3,551,840,697	258,358,672	187,029,927	3,997,229,296	39,266,691	53,410,382	139,073,997	231,751,070

	Assets Before Allowances				ECL Allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of the year	1,301,691,970	95,098,800	35,260,736	1,432,051,506	13,061,187	14,603,897	22,319,761	49,984,845
Transfers
Stage 1 to 2	(4,715,914)	4,715,914	—	—	(153,892)	1,356,152	—	1,202,260
Stage 1 to 3	(10,975,306)	—	10,975,306	—	(37,689)	—	2,061,397	2,023,708
Stage 2 to 3	—	(433,660)	433,660	—	—	(86,456)	493,579	407,123
Stage 2 to 1	10,407,547	(10,407,547)	—	—	475,640	(1,470,523)	—	(994,883)
Stage 3 to 2	—	1,026,433	(1,026,433)	—	—	24,100	(722,072)	(697,972)
Stage 3 to 1	142,062	—	(142,062)	—	2,736	—	(88,922)	(86,186)
Additions	2,206,752,343	—	—	2,206,752,343	17,650,918	—	—	17,650,918
Disposals	(465,931,570)	(19,961,863)	(27,367,429)	(513,260,862)	(2,280,107)	(3,289,187)	(3,622,880)	(9,192,174)
Net changes of financial assets	251,983,070	70,056,552	38,688,319	360,727,941	2,786,021	13,858,484	29,087,541	45,732,046
Write-Offs	(148,838)	(119,390)	(15,948,001)	(16,216,229)	(148,838)	(119,390)	(15,948,001)	(16,216,229)
Portfolio sale	—	—	(1,432,008)	(1,432,008)	—	—	(1,320,673)	(1,320,673)
Exchange Differences and Others	13,590,740	1,650,392	2,046,716	17,287,848	49,836	87,217	859,567	996,620
Result from exposure to changes in the purchasing power of money	(521,858,861)	(41,038,905)	(3,352,232)	(566,249,998)	(7,044,772)	(7,883,170)	(9,611,848)	(24,539,790)
Gross carrying amount at December 31, 2024	2,780,937,243	100,586,726	38,136,572	2,919,660,541	24,361,040	17,081,124	23,507,449	64,949,613

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

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Grupo Supervielle monitors collateral held for financial assets considered to be credit-impaired as it becomes more likely that Grupo Supervielle will take possession of collateral to mitigate potential credit losses.

		Allowances
	Gross	for loans		Fair value of
Credit Impaired loans	exposure	losses	Book value	collateral
Overdrafts	13,501,498	9,464,510	4,036,988	2,591,403
Receivables from financial leases	4,037,487	2,273,621	1,763,866	1,665,601
Promissory Notes	13,338,516	11,551,664	1,786,852	2,427,205
Mortgage loans	5,983,153	1,620,951	4,362,202	9,201,972
Personal loans	52,394,303	42,657,662	9,736,641	—
Automobile and other secured loans	28,726,436	21,619,979	7,106,457	49,074,902
Credit Card Loans	31,095,628	27,265,866	3,829,762	—
Other	37,952,906	22,619,744	15,333,162	13,186,456
Total	187,029,927	139,073,997	47,955,930	78,147,539

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

Grupo Supervielle may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended on December 31, 2025 and 2024 amount to $54,941,731 and $18,524,763 respectively. Grupo Supervielle still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2025	12.31.2024
Balance at the beginning of the year	18,524,763	26,040,139
Additions	55,359,037	16,216,229
Disposals	(10,483,307)	(7,158,106)
Cash collection	(5,849,652)	(4,678,178)
Portfolio sales	(1,257,310)	(613,618)
Condonation	(3,376,345)	(1,866,310)
Exchange differences and other movements	(8,458,763)	(16,573,499)
Gross carrying amount	54,941,730	18,524,763

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

As of December 31, 2025, presented in comparative format

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

Grupo Supervielle is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan origination and client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

Grupo Supervielle relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD – Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at Grupo Supervielle that calculate statistical forecasts and economic capital models in order to optimize management and decision-making.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

Counterparty Risk Management

Grupo Supervielle relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to Grupo Supervielle’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other aspects that Grupo Supervielle approves in the Credit Committee, defining a framework for action for finance.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Loans written off

Those receivables classified as irrecoverable are removed from the asset by recognizing them in off-balance sheet accounts. The balance of these as of December 31, 2025 and 2024 amounts to $ 54,941,730 y $ 18,524,763, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Maximum Credit Risk Exposure

The following table contains an analysis of the maximum credit risk exposure:

	December 31, 2025
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	674,377,742	7,957,263	13,338,516	695,673,521
Unsecured Corporate Loans	382,041,811	18,191,109	29,190,103	429,423,023
Overdrafts	649,118,234	8,458,370	13,501,498	671,078,102
Mortgage Loans	358,382,028	7,300,192	5,983,153	371,665,373
Automobile and other secured loans	215,551,019	37,427,997	28,726,436	281,705,452
Personal Loans	328,441,991	110,688,266	52,394,303	491,524,560
Credit Card Loans	937,790,628	102,486,548	31,095,628	1,071,372,804
Foreign Trade Loans	746,877,760	9,743,300	8,745,221	765,366,281
Other Financings	28,636,931	—	—	28,636,931
Other Receivables from Financial Transactions	64,172,649	773,410	17,582	64,963,641
Receivables from Financial Leases	103,116,413	2,612,325	4,037,487	109,766,225
Total	4,488,507,206	305,638,780	187,029,927	4,981,175,913

	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
Loan Type	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Promissory Notes	398,989,930	2,981,013	1,343,073	403,314,016
Unsecured Corporate Loans	398,685,619	6,697,286	6,202,870	411,585,775
Overdrafts	156,478,148	4,480,019	1,625,463	162,583,630
Mortgage Loans	338,143,843	11,084,989	1,646,591	350,875,423
Automobile and other secured loans	237,353,241	15,558,661	6,721,393	259,633,295
Personal Loans	357,251,201	26,683,595	8,621,232	392,556,028
Credit Card Loans	597,446,711	22,405,806	5,143,579	624,996,096
Foreign Trade Loans	458,166,457	13,633,001	6,347,375	478,146,833
Other Financings	48,350,023	669,452	—	49,019,475
Other Receivables from Financial Transactions	15,129,111	170,047	15,057	15,314,215
Receivables from Financial Leases	77,839,347	4,920,083	469,940	83,229,370
Total	3,083,833,631	109,283,952	38,136,573	3,231,254,156

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

As of December 31, 2025, presented in comparative format

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

The controls over the Trading desk are more exhaustive. Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein. It is important to note that, within the daily report provided to the Trading desk for monitoring the risk exposure assumed, the Financial Risk Management makes a comparison between the profitability obtained and the implicit risk.

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2025				Balances as of 12/31/2024
	Monetary	Monetary			Monetary	Monetary
	Financial	Financial		Net	Financial	Financial		Net
Currency	Assets	Liabilities	Derivatives	Position	Assets	Liabilities	Derivatives	Position
US Dollar	1,961,942,927	2,207,023,805	—	(245,080,878)	1,242,787,818	1,221,708,872	173,162	21,252,108
Euro	15,611,655	18,567,005	—	(2,955,350)	8,641,558	10,864,766	—	(2,223,208)
Others	8,315,503	142,025	—	8,173,478	4,100,659	99,183	—	4,001,476
Total	1,985,870,085	2,225,732,835	—	(239,862,750)	1,255,530,035	1,232,672,821	173,162	23,030,376

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to Grupo Supervielle’s functional currency. The percentage of variation used in this analysis is the same Grupo Supervielle used in its Business Plan and Projections.

		12/31/2025			12/31/2024
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	20.10%	(51,801,234)	(51,801,234)	16.70%	3,550,594	3,550,594
US Dollar	(20.10)%	51,801,234	51,801,234	(16.70)%	(3,550,594)	(3,550,594)
Euro	20.10%	(594,512)	(594,512)	16.70%	(371,432)	(371,432)
Euro	(20.10)%	594,512	594,512	(16.70)%	371,432	371,432
Other	20.10%	1,344,452	1,344,452	16.70%	668,528	668,528
Other	(20.10)%	(1,344,452)	(1,344,452)	(16.70)%	(668,528)	(668,528)
Total	(20.10)%	51,051,294	51,051,294	(16.70)%	(3,847,690)	(3,847,690)

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

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

As of December 31, 2025, presented in comparative format

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

	Term in days
	31/12/2025
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	3,977,766,195	898,495,304	1,011,404,260	347,589,359	1,719,088,025	7,954,343,143
Total Financial Liabilities	(3,742,639,743)	(965,700,163)	(619,885,615)	(162,839,699)	(1,055,202,777)	(6,546,267,997)
Net Amount	235,126,452	(67,204,859)	391,518,645	184,749,660	663,885,248	1,408,075,146

	Term in days
	31/12/2024
Assets and Liabilities	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	2,464,996,203	506,424,447	488,969,359	216,113,914	865,326,172	4,541,830,095
Total Financial Liabilities	(2,573,227,041)	(429,219,474)	(209,687,810)	(48,714,749)	(9,158,237)	(3,270,007,311)
Net Amount	(108,230,838)	77,204,973	279,281,549	167,399,165	856,167,935	1,271,822,784

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2025 and 2024. Variations in rates were determined considering the scenarios set by Communication “A” 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2025 and 2024 and the changes are considered reasonable possible based on the observation of market conditions:

	12/31/2025		12/31/2024
		Increase / (decrease)		Increase / (decrease)
	Additional variation in	in the income	Additional variation in	in the income
Items	the interest rate	statement	the interest rate	statement
Decrease in the interest rate	4% ARS; 2% USD	(89,950)	4% ARS; 2% USD	993,025
Increase in the interest rate	4% ARS; 2% USD	(215,583)	4% ARS; 2% USD	(1,585,487)

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

In addition, the Assets and Liabilities Committee perform a daily monitoring of some follow-up metrics. Such indicators are used to analyze the main components of LCR while assessing Grupo Supervielle’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated current accounts and deposits of the public sector in foreign currency.

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

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

Below is the concentration of loans and deposits as of December 31, 2025 and 2024:

	Loans and other financing
	12/31/2025		12/31/2024
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	437,349,894	10.4%	317,353,626	9.7%
50 following largest customers	723,647,786	17.2%	502,058,690	15.3%
100 following largest customers	452,302,040	10.7%	355,376,585	10.9%
Rest of customers	2,602,051,376	61.7%	2,097,535,388	64.1%
TOTAL	4,215,351,096	100.0%	3,272,324,289	100.0%

	Deposits
	12/31/2025		12/31/2024
Number of customers	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	1,696,445,402	33.1%	1,480,893,552	35.5%
50 following largest customers	1,148,984,573	22.4%	904,392,054	21.7%
100 following largest customers	297,647,437	5.8%	229,830,414	5.5%
Rest of customers	1,975,809,067	38.6%	1,559,532,911	37.4%
TOTAL	5,118,886,479	100.0%	4,174,648,931	100.0%

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, 2025 until the contractual maturity date, based on undiscounted cash flows:

	Less than	From 1 to	From 3 to	From 6 months to	From 1 to	More than
As of 12/31/2025	1 month	3 months	6months	1 years	2 years	2 years	Total
Loans and other financing	1,880,391,634	658,037,035	635,082,457	691,010,817	866,650,061	1,735,063,958	6,466,235,962
To the non-financial public sector	8,549,019	-	61,310	61,310	122,620	61,310	8,855,569
To the financial sector	201,571,484	71,849,248	48,426,184	35,885,154	10,137,678	2,640,220	370,509,968
To the Non-Financial Private Sector and Foreign residents	1,670,271,131	586,187,787	586,594,963	655,064,353	856,389,763	1,732,362,428	6,086,870,425
TOTAL ASSETS	1,880,391,634	658,037,035	635,082,457	691,010,817	866,650,061	1,735,063,958	6,466,235,962
Deposits	4,563,497,776	368,532,533	125,227,346	85,845,478	4,523,269	-	5,147,626,402
Non-financial public sector	106,569,059	25,809,812	-	-	-	-	132,378,871
Financial sector	744,014	-	-	-	-	-	744,014
Non-financial private sector and foreign residents	4,456,184,703	342,722,721	125,227,346	85,845,478	4,523,269	-	5,014,503,517
Liabilities at fair value with changes in results	693,909	-	-	-	-	-	693,909
Derivates	-	-	-	-	-	-	-
Repo Transactions	393,411,412	-	-	-	-	-	393,411,412
Other financial liabilities	268,926,496	2,029,583	2,649,598	4,228,906	3,985,338	1,321,314	283,141,235
Financing received from the Argentine Central Bank and other financial institutions	111,953,996	17,064,408	16,734,816	95,193,745	14,237,109	280,857,662	536,041,736
Unsubordinated Negotiable obligations	-	87,158,458	40,202,158	65,988,514	7,901,586	-	201,250,716
TOTAL LIABILITIES	5,338,483,589	474,784,982	184,813,918	251,256,643	30,647,302	282,178,976	6,562,165,410

27.TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the Turnover Tax (“IIBB”) to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against the tax authorities of the City of Buenos Aires and the Province of Mendoza regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

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

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces brought actions for unconstitutionality on the rules, which are still pending resolution by the Supreme Court of the Nation (CSJN).

Regarding the dispute in the province of Mendoza, we note that, pursuant to the publication of General Resolution (ATM Mendoza) No. 70/2024 and the provisions of Article 17 thereof, we requested the settlement of the amounts previously determined, the reduction of the fine to the legal minimum, and we have proceeded with the payment of the claimed sums, which totaled $7,742,008. This settlement was formally accepted by the ATM through Administrative Resolutions No. 198 and 533 of 2024. On August 11, 2025, the Bank

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

received notification from the Supreme Court of Justice of the Nation (CSJN) regarding the termination of the proceedings due to the Bank's withdrawal of the case, which it had previously requested, thus closing the case.

On September 11, 2025, Law No. 6842/2025 (City of Buenos Aires) was published, establishing a tax regularization program with benefits including 100% forgiveness of fines and 70% forgiveness of interest. Within this framework, the Bank joined the program on December 31, 2025, paying the outstanding amounts on January 12, 2026.

Based on the foregoing, the Group considers the grounds supporting the non-taxability of these types of instruments to be sound and supported by its own expert opinions and those of third-party specialists. We estimate the probability of a ruling in our favor as the majority shareholders, and therefore, we have ceased paying the tax on the results generated by the PBA Repurchase Agreements since January 2024.

As of December 31, 2025, the Group has established a contingency provision amounting to $4,892,291.

28.    ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	At	At 12/31/2025 (per currency)				At
Items	12/31/2025	Dollar	Euro	Real	Others	12/31/2024
ASSETS
Cash and Due from Banks	872,331,983	850,170,067	13,846,413	45,319	8,270,184	589,354,547
Debt securities at fair value through profit or loss	66,376,090	66,376,090	—	—	—	28,651,162
Derivatives	—	—	—	—	—	173,162
Other financial assets	36,784,605	36,784,605	—	—	—	8,642,779
Loans and other financing	804,594,773	802,829,531	1,765,242	—	—	487,277,884
Other debt securities	63,243,148	63,243,148	—	—	—	134,111,166
Financial assets in guarantee	142,199,254	142,199,254	—	—	—	6,385,160
Other non-financial assets	340,232	340,232	—	—	—	1,107,337
TOTAL ASSETS	1,985,870,085	1,961,942,927	15,611,655	45,319	8,270,184	1,255,703,197

LIABILITIES
Deposits	1,714,331,780	1,700,713,029	13,618,751	—	—	1,119,867,567
Non-financial public sector	13,172,700	13,170,212	2,488	—	—	12,049,670
Financial sector	4,805	4,805	—	—	—	410
Non-financial private sector and foreign residents	1,701,154,275	1,687,538,012	13,616,263	—	—	1,107,817,487
Other financial liabilities	56,722,106	53,242,505	3,337,594	212	141,795	48,084,770
Financing received from the Argentine Central Bank and other financial entities	371,944,377	370,337,703	1,606,674	—	—	23,043,361
Unsubordinated negotiable obligations	81,786,381	81,786,381	—	—	—	40,820,459
Other non-financial liabilities	948,191	944,187	3,986	—	18	856,664
TOTAL LIABILITIES	2,225,732,835	2,207,023,805	18,567,005	212	141,813	1,232,672,821

NET POSITION	(239,862,750)	(245,080,878)	(2,955,350)	45,107	8,128,371	23,030,376

29.    CURRENT/NON-CURRENT DISTINCTION

Grupo Supervielle has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The amounts expected to recover or cancel assets and liabilities as of December 31, 2025 and 2024 are set out below, considering:

a) those expected to be recovered or canceled within the following twelve months after the reporting year, and

b) those expected to be recovered or canceled after twelve months after that date.

	12/31/2025			12/31/2024
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
ASSETS	period	period	Total	period	period	Total
Cash and due from banks	1,599,186,464	—	1,599,186,464	858,981,662	—	858,981,662
Cash	208,669,564	—	208,669,564	199,785,619	—	199,785,619
Argentine Central Bank	1,208,438,443	—	1,208,438,443	630,184,457	—	630,184,457
Other local financial institutions	130,109,546	—	130,109,546	26,898,713	—	26,898,713
Others	51,968,911	—	51,968,911	2,112,873	—	2,112,873
Debt Securities at fair value through profit or loss	249,506,501	—	249,506,501	346,410,248	—	346,410,248
Derivatives	9,910,637	—	9,910,637	6,087,827	—	6,087,827
Reverse Repo transactions	3,657,016	—	3,657,016	—	—	—
Other financial assets	57,533,129	—	57,533,129	37,666,571	—	37,666,571
Loans and other financing	2,800,271,580	965,206,646	3,765,478,226	2,012,301,695	842,409,232	2,854,710,927
To the non-financial public sector	8,604,827	130,615	8,735,442	4,004,784	246,654	4,251,438
To the financial sector	322,300,303	9,754,871	332,055,174	21,414,494	5,383,141	26,797,635
To the Non-Financial Private Sector and Foreign residents	2,469,366,450	955,321,160	3,424,687,610	1,986,882,417	836,779,437	2,823,661,854
Other debt securities	691,654,090	113,253,738	804,907,828	425,453,462	643,900,812	1,069,354,274
Pledged as collateral	681,163,072	—	681,163,072	230,673,338	—	230,673,338
Investments in equity instruments	—	5,705,943	5,705,943	10,548	924,409	934,957
Property, plant and equipment	—	132,658,360	132,658,360	—	134,096,351	134,096,351
Investment Property	—	92,588,256	92,588,256	—	103,441,552	103,441,552
Intangible assets	—	231,836,457	231,836,457	—	218,386,830	218,386,830
Deferred income tax assets	107,793,230	(16,389,693)	91,403,537	9,089,923	6,623,632	15,713,555
Other non-financial assets	21,387,456	22,642,013	44,029,469	23,564,000	23,191,337	46,755,337
TOTAL ASSETS	6,222,063,175	1,547,501,720	7,769,564,895	3,950,239,274	1,972,974,155	5,923,213,429

	12/31/2025			12/31/2024
	No more than			No more than
	12 months	More than 12		12 months	More than 12
	after the	months after		after the	months after
	reporting	the reporting		reporting	the reporting
LIABILITIES	period	period	Total	period	period	Total
Deposits	5,114,731,152	4,155,327	5,118,886,479	4,174,648,931	—	4,174,648,931
Non-financial public sector	131,280,895	—	131,280,895	190,358,730	—	190,358,730
Financial sector	744,014	—	744,014	243,730	—	243,730
Non-financial private sector and foreign residents	4,982,706,243	4,155,327	4,986,861,570	3,984,046,471	—	3,984,046,471
Liabilities at fair value through profit or loss	693,909	—	693,909	—	—	—
Derivatives	—	—	—	2,281,117	—	2,281,117
Repo Transactions	393,411,412	—	393,411,412	44,677,369	—	44,677,369
Other financial liabilities	276,725,506	3,546,779	280,272,285	216,450,391	2,164,122	218,614,513
Financing received from the Argentine Central Bank and other financial institutions	233,480,510	247,313,232	480,793,742	45,538,644	6,157,214	51,695,858
Unsubordinated negotiable Obligations	174,866,398	—	174,866,398	67,297,539	—	67,297,539
Current income tax liability	442,758	—	442,758	6,880,917	—	6,880,917
Provisions	162,064	13,728,764	13,890,828	143,560	53,268,985	53,412,545
Other non-financial liabilities	320,235,349	—	320,235,349	252,894,438	—	252,894,438
TOTAL LIABILITIES	6,514,749,058	268,744,102	6,783,493,160	4,810,812,906	61,590,321	4,872,403,227

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

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

As of December 31, 2025 and 2024, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2025	amount (a)	offset (b)	(c) = (a) + (b)	Financial asset / (Financial liability)	Collateral	Net amount
Debts with businesses for consumption by our customers with credit card	—	—	—	(121,645,853)	26,573,138	(95,072,715)
Derivatives instruments	4,020,393	5,890,244	9,910,637	—	—	—
Total	4,020,393	5,890,244	9,910,637	(121,645,853)	26,573,138	(95,072,715)

			Net in Financial	Amounts subject to a master
	Gross	Amount	Statements	netting arrangement not offset
12/31/2024	amount (a)	offset (b)	(c) = (a) + (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	—	—	—	(137,024,809)	20,846,755	(116,178,054)
Derivatives instruments	4,256,097	1,658,568	5,914,665	—	—	—
Total	4,256,097	1,658,568	5,914,665	(137,024,809)	20,846,755	(116,178,054)

31.  CAPITAL MANAGEMENT

The Group's objectives regarding capital management are established below:

●	Compliance with the requirements established by the BCRA in its communication “A” 6260 and amendments
●	Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under the rules of the Argentine Central Bank for Banco Supervielle as of December 31, 2025 and 2024 is composed as follows (book value):

	12/31/2025	12/31/2024
Capital Stock	437,731	437,731
Paid in capital	729,164,744	729,164,744
Inflation Adjustment of capital stock	77,948,047	77,948,047
Treasury shares	6,680	18,991
Inflation adjustment of treasury shares	4,023,614	11,438,151
Cost of Treasury shares	(15,505,688)	(27,845,492)
Reserves	257,638,259	122,692,968
Retained earnings	(48,571,402)	164,381,378
Other comprehensive income	2,120,727	3,892,060
Shareholders' Equity attributable to owners of the parent company	1,007,262,712	1,082,128,578
Shareholders' Equity attributable to non-controlling interests	779,567	1,432,252
TOTAL SHAREHOLDERS' EQUITY	1,008,042,279	1,083,560,830

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting and ensuring compliance with the objectives established for capital management.

According to the guidelines established by the BCRA, financial entities must maintain capital ratios to reduce the associated risks. It should be noted that as of December 31, 2025 and 2024, the Group complied with the minimum capital requirement determined in accordance with the provisions of the BCRA regulations.

Computable Patrimonial Responsability of Banco Supervielle S.A. is made up of the basic Net Assets and the complementary Net Assets. The balance of these concepts as of December 31, 2025 and 2024 is detailed below:

	12/31/2025	12/31/2024
Basic Shareholder´s Equity
Tier One Ordinary Capital	1,103,547,123	1,084,581,259
(Deductible concepts)	(358,337,148)	(307,588,949)
Additional Tier One Capital	—	—
(Deductible concepts)	—	—
Computable Patrimonial Responsability	745,209,975	776,992,310

The consolidated Tier 1 capital ratio of Grupo Supervielle was 15.4% as of December 31, 2025.

It should be mentioned that the deductible items include balances from deferred tax assets (DTA) in accordance with point 8.4.1.1. of the Minimum Capital Rules for Financial Institutions. This deduction is made for the gross amount of the DTAs, without taking into account any offsets that may be made of deferred tax liabilities (DTL), and which are permitted by both IFRS and Basel III rules.

The above-mentioned rules state that deferred tax assets may be offset against deferred tax liabilities when DTA and DTL relate to taxes collected by the same tax authority and the appropriate tax authority authorizes the offsetting, the situation that occurs in determining the Entity’s income tax.

If the above-mentioned compensations could have been made, the Computable Patrimonial Responsability would amount to $761,286,367 and $813,326,021 by December 31, 2025 and 2024 respectively.

Below is a detail of the determined requirement:

	12/31/2025	12/31/2024
Credit risk	333,343,293	272,643,396
Operational risk	45,771,893	97,959,978
Market risk	16,852,852	22,794,035
Requirement	395,968,038	393,397,409
Minimum Integration	745,209,975	776,992,310
Excess	349,241,937	383,594,901

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

32. Repurchase of treasury shares

The following details the Treasury Stock Purchase Program (data in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors approved a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 (23,765,755 expressed on December 31, 2025) or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company would could acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program did not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

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

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000 ($13,888,133 expressed on December 31, 2025); (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved”.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000 ($6,665,686 expressed on December 31, 2025); (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The maximum amount to be invested will be $8,000,000 ($13,888,133 expressed on December 31, 2025) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio” and “The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)”.

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

As of December 31, 2025, pursuant to Article 67 of the Capital Markets Law No. 26,831 (and its amendments), 12,310,611 Class B ordinary shares, each with one vote, have been automatically cancelled. This cancellation is due to the fact that, having elapsed the three (3) year period since their acquisition—carried out between August 3 and December 30, 2022—the aforementioned treasury shares remained in the treasury without having been sold or having a shareholders' meeting resolution adopted regarding their disposition, as required by applicable regulations.

The acquisition cost of these shares amounted to 15,505,688 thousand pesos (a figure expressed in constant currency). This is in accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations. (N.T. 2013 and amend) while such shares are held in portfolio there is a restriction on the distribution of unallocated results and free reserves for the amount of said cost.

Likewise, for the same reasons and under the same regulatory framework, between January 2 and February 7, 2026, 1,739,881 Class B ordinary shares, with one vote per share, were automatically cancelled. These shares had been originally acquired between January 2 and February 7, 2023, and remained in treasury without having been sold or having had a shareholders' meeting resolution regarding their disposition, in accordance with applicable regulations.

As of the date of publication of these consolidated financial statements, the share capital amounts to 442,671,830 pesos, represented by 61,738,188 Class A ordinary shares and 380,933,642 Class B ordinary shares. Grupo Supervielle also holds a total of 4,940,665 Class B ordinary shares in treasury, representing 1.1161% of the Group's share capital.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

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

The following table sets forth information regarding excess capital and selected capital and liquidity ratios of the Bank:

As stated above under “Presentation of Financial and Other Information”, we have prepared our audited consolidated financial statements for 2025, 2024 and 2023 under IFRS, Minimum capital requirement has been prepared in accordance with the rules of the Argentine Central Bank, which is not comparable to data prepared under IFRS.

	Year ended December 31,
	2025	2024 (3)	2023 (3) (4)

	(in thousands of Pesos except percentages and ratios)
Calculation of excess capital:
Allocated to assets at risk	304,501,175	240,732,301	148,742,119
Allocated to Bank premises and equipment, intangible assets and equity investment assets	27,913,213	31,208,043	30,532,024
Market risk	16,852,852	22,794,035	8,529,904
Public sector and securities in investment account,	928,905	703,052	779,764
Operational risk	45,771,893	97,959,978	67,124,101
Required minimum capital under Central Bank rules	395,968,038	393,397,409	255,707,912
Basic net worth	1,103,547,123	1,084,581,259	963,815,112
Complementary net worth	—	—	—
Deductions	(358,337,148)	(307,588,949)	(292,328,570)
Total capital under Central Bank rules	745,209,975	776,992,310	671,486,542
Excess capital	349,241,937	383,594,901	415,778,630
Credit Risk Weighted Assets (1)	4,026,186,872	3,364,520,068	2,200,613,815
Risk Weighted Assets (1)	4,828,237,638	4,818,204,223	3,130,795,301
Selected capital and liquidity ratios:
Regulatory capital/credit risk weighted assets	18.5%	23.1%	30.5%
Regulatory capital/risk weighted assets	15.4%	16.1%	21.4%
Average shareholders’ equity as a percentage of average total assets	12.8%	17.8%	14.5%
Total liabilities as a multiple of total shareholders’ equity	8.7x	5.4x	6.3x
Cash as a percentage of total deposits	28.9%	20.2%	14.4%
Liquid assets as a percentage of total deposits (2)	48.2%	55.6%	83.1%
Common Equity Tier 1 Capital (CET1) / risk weighted assets	15.4%	16.1%	21.4%

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
(2)	Liquid assets include cash, securities issued by the Central Bank, and Repo transactions with the Central Bank. This ratio does not consider other government securities held by the Company to set Minimum Reserve Requirements.
(3)	Values adjustment for inflation.

(4)	Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

34. STOCK OPTIONS PLAN

On May 7, 2025, the Board of Directors of the Company approved a Stock Purchase Option Plan for certain employees and key officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

Stock Purchase Option

The stock option grants the holder the right to purchase a certain number of shares at a predetermined price during a specified period. Under the Stock Option Plan, the Group may issue stock options for up to 17,707,000 Class B shares. As of December 31, 2025, the Issuer had granted options for 13,132,218 Class B shares at the exercise price and according to the vesting schedule specified in each grant agreement to certain key employees and directors of the Bank and other subsidiaries. As of December 31, 2025, 4,574,782 shares remained available for future issuance under the Stock Option Plan.

Once granted, stock options may be exercised for up to seven or eight years, as applicable, from the date they are granted.

The following table shows the number of call options granted, canceled, and the weighted average exercise price:

	12/31/2025
	Number of purchase	Weighted average fair value per share
At the beginning of the year	-	-
Granted during the year	13,132,218	1.249
At the end of the year	13,132,218	1.249

The Group determines the value of the options to be granted using the Black & Sholes Model. The remaining life of the stock options is based on historical data and current expectations and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of the options granted during the year ended December 31, 2025, was 1,249.

In accordance with IFRS 2, stock purchase plans are classified as settled transactions on the grant date.

For the year ended December 31, 2025, the share-based payment expense recognized in the consolidated statement of profit or loss and other comprehensive income, related to the stock option plan, amounted to $4,848,469.

35. FOREIGN TRADE FINANCE FACILITATION PROGRAM

In September 2025, Banco Supervielle S.A. agreed to a new financing operation comprised of two tranches (expressed in thousands of US dollars):

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

• Loan A for up to USD 100,000, granted by Inter-American Development Bank (IDB) Invest, of which USD 50,000 was financed directly by IDB Invest and the remaining USD 50,000 by the JICA Fund for the Development of Latin America and the Caribbean (LAC). This loan has a term of up to 3 years, with a grace period of up to 18 months, and may be renewed for up to two additional 3-year periods, at IDB Invest's discretion. Disbursement of this tranche was received on September 15, 2025.

• Loan B for up to USD 170,000, financed by multilateral lending institutions and foreign commercial banks. The first disbursement of USD 79,000 was received on October 1, 2025, and the second disbursement from FMO of USD 50,000 was received on November 26, 2025.

The funds from this transaction are intended to foster the growth of the loan portfolio for small and medium-sized enterprises (SMEs).

Both loans are subject to compliance with financial covenants, as well as certain contractual obligations to act and refrain from acting, and specific periodic reporting requirements.

At year-end, Grupo Supervielle S.A. is in compliance with the financial commitments established in the agreements for both credit lines.

36. ECONOMIC CONTEXT ON GROUP´S  OPERATIONS

Grupo Supervielle operates in a complex economic environment, characterized by significant volatility in its main variables, both domestically and internationally.

According to data published by the INDEC, Argentina’s GDP increased by 4.4% in 2025. A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities. After closing 2024 with year-on-year inflation of 117.7%, the year-on-year price variation for 2025 was 31.5%, demonstrating an improvement in the nominal performance of the economy.

In April 2025, Argentina reached a new agreement with the IMF, which included an initial disbursement of US$12 billion. This milestone contributed to the easing of exchange regulations: restrictions for individuals were lifted, and access for corporations was expanded. Since April 14, a managed float exchange rate regime has been in effect for the peso against the US dollar. After an initial depreciation that placed the exchange rate in the middle of the band, the local currency showed a slight strengthening and, in general, remained trading at intermediate levels during the first months of the regime. This performance was supported by record sales from the agricultural export sector, driven by the temporary reduction in export duties in effect until the end of June.

In the second half of the year, and as is typical in election years, increased volatility was observed, mainly associated with the political process. The management of the Central Bank's interest-bearing financial liabilities, which had previously been transferred to the Treasury, particularly the unwinding of LEFI bonds on July 10, injected liquidity into the market and began to put pressure on the foreign exchange market. To contain this effect, the Treasury increased its absorption through debt issuance, but to do so it had to accept a sharp rise in interest rates, and the Central Bank increased reserve requirements for banks. Even so, due to the prevailing uncertainty and given the election results in the Province of Buenos Aires, portfolio dollarization intensified even further, pushing the exchange rate to trade near the upper limit of the band.

Given this situation, Argentina received explicit support from US authorities. In October, the US Treasury Department purchased pesos in the foreign exchange market. Simultaneously, the Central Bank of Argentina (BCRA) announced the signing of a currency stabilization agreement with the US Treasury for up to US$20 billion. This support helped moderate exchange rate volatility and sustain expectations of the continuation of the economic normalization process.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2025, presented in comparative format

(Expressed in thousands of pesos)

The legislative elections held toward the end of October resulted in a better-than-anticipated performance by the ruling party. This was interpreted by the market as an endorsement of the current policy agenda, and the initial reaction was positive: country risk fell significantly, and Argentine assets, both fixed income and equities, registered sustained gains, reflecting improved expectations.

In this context, country risk began to decline, closing 2025 below 600 basis points after reaching a peak of 1456 points in mid-September. The exchange rate stabilized and closed December at an average value of $1447.8.

At the end of 2025, the Central Bank of Argentina (BCRA) announced a change in its monetary and exchange rate policy, effective January 1, 2026. This new phase explicitly stated the objective of reserve accumulation, to the extent that the recovery in money demand allows. The new framework is based on two pillars. First, the upper and lower limits of the exchange rate band will be adjusted monthly according to the latest inflation data with a two-month lag: in January, the upper limit rose 2.5% in line with the November CPI, aligning the upper limit of the exchange rate band with the nominal growth of the economy. Second, the BCRA will implement a reserve purchase program conditioned by money demand and foreign exchange market liquidity, gradually increasing the creation of pesos at a pace that the economy can absorb without affecting inflation. As a consequence of this policy change, the BCRA purchased US$563 million in the first fifteen days of January.

Additionally, on January 7, 2026, the Central Bank of Argentina (BCRA) completed a US$3 billion repo transaction with six international banks (Bank of China, BBVA, Deutsche Bank, Santander, J.P. Morgan, and Goldman Sachs) to bolster reserves. Meanwhile, the Treasury paid its January 9th debt maturity of US$4.2 billion using its own dollars and purchasing the difference from the BCRA.

On the international stage, volatility has taken center stage at the beginning of 2026. Statements made by the President of the United States at the World Economic Forum in Davos have generated a degree of uncertainty globally. This context has contributed to a depreciation of the US dollar, while commodity prices have shown an upward trend, representing a favorable factor for commodity-exporting economies like Argentina. This combination of a weaker dollar and high commodity prices is expected to continue in the coming months, creating a favorable external environment for local economic development.

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

Grupo Supervielle´s Exposure to Public Sector
Central Bank of Argentina (including repo transactions)	1,425,135
Government Securities and Treasury Bonds	927,149,708
Exposure to Government Securities and Treasury Bonds	928,574,843
Loans to Public Sector	8,735,442
Total exposure to Public Sector	937,310,285
Over Total Assets	12.06%
Over Shareholder´s equity	95.05%

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

37. SUBSEQUENT EVENTS

There are no other events or transactions, aside from those mentioned on Note 1.2 and 32, that occurred between the closing date of the fiscal year and the date of issuance of the consolidated financial statements that could significantly affect the equity and financial position or the results of the Company as of the closing date of the current fiscal year.